Form 20-F
period 2002-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2003-06-27
CIK 1111759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

                         (Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________________ to ____________________

Commission file number 1-14700

(Exact Name of Registrant as Specified in Its Charter)
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
Taiwan, Republic of China
(Jurisdiction of Incorporation or Organization)
No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, ROC
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, par value NT$10 per share

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,853,907,683 shares

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☒    No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 ☐    Item 18 ☒

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Yes ☐    No ☐

SILICONWARE PRECISION INDUSTRIES CO., LTD.
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2002

Forward Looking Statements In This Annual Report May Not Be Accurate

     Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive semiconductor and personal computer industries and markets;

•	risks associated with international business activities;

•	our dependence on key personnel;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	general economic and political conditions, including those related to the semiconductor and personal computer industries;

•	possible disruptions in commercial activities caused by human induced disasters, including terrorist activity and armed conflict, and outbreaks of contagious diseases, such as severe acute respiratory syndrome which reduced end-user purchases relative to expectations and orders;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the SEC; and

•	those other risks identified in “Item 3. Key Information-D. Risk Factors” of this annual report.

     The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will,” “shall” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

PART I

Item 1. Identity Of Directors, Senior Management and Advisers

               Not applicable.

Item 2. Offer Statistics and Expected Timetable

               Not applicable.

Item 3. Key Information

          A. Selected Financial Data

     The selected statement of income data for the years ended December 31, 2000, 2001 and 2002 and the selected balance sheet data as of December 31, 2001 and 2002 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differs in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 26 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below. The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Year ended December 31,

	1998	1999	2000	2001	2002

	NT$	NT$	NT$	NT$	NT$		US$(1)

	(in millions, except earnings (loss) or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	9,193	11,916	18,846	16,530	22,299		642.6
Cost of goods sold	(7,235)	(9,611)	(14,907)	(15,109)	(20,210)		(582.4)

Gross profit	1,958	2,305	3,939	1,421	2,089		60.2

Operating expenses	(591)	(737)	(999)	(1,428)	(1,542)		(44.4)

Operating income	1,367	1,568	2,940	(7)	547		15.8
Equity investment income (loss)	405	(167)	192	(1,199)	61	(2)	1.8	(2)
Other non-operating income	456	674	662	608	469	(2)	13.5	(2)
Other non-operating expenses	(443)	(439)	(599)	(884)	(797)		(23.0)

Income (loss) before income tax and minority interest	1,785	1,636	3,195	(1,482)	280	(2)	8.1	(2)
Income tax (expense)/benefit	19	(129)	26	283	145		4.2

Minority Interest	—	—	—	16	—		—
Net income (loss)	1,804	1,507	3,221	(1,183)	425	(2)	12.3	(2)

Basic and diluted earnings (loss) per share(3)	1.20	1.00	2.01	(0.64)	0.23	(2)	0.01	(2)

Shares used in per share calculation (average, as adjusted)(3)	1,505	1,503	1,603	1,847	1,826		1,826
Basic and diluted earnings (loss) per ADS(2)	6.00	5.01	10.05	(3.20)	1.16	(2)	0.03	(2)

Dividends per share(4)	3.60	2.30	1.40	1.45	—		—
ADSs used in per ADS calculation (average, as adjusted)(3)	301	301	321	369	365		365
US GAAP
Net income (loss)		754	1,982	(1,790)	(223)		(6.4)

Basic and diluted earnings (loss) per share		0.52	1.26	(0.98)	(0.12)		(0.0)

Shares used in per share calculation (average, as adjusted)(5)		1,458	1,572	1,832	1,826		1,826
Basic and diluted earnings (loss) per ADS		2.59	6.30	(4.89)	(0.61)		(0.02)

ADSs used in per ADS calculation (average, as adjusted)(5)		292	314	366	365		365

	Year ended or as of December 31,

	1998	1999	2000	2001	2002

	NT$	NT$	NT$	NT$	NT$	US$(1)

	(in millions)
Other Data:
ROC GAAP
Capital expenditures	3,213	3,478	6,535	5,474	6,445	185.7
Depreciation and amortization	1,215	1,424	2,257	4,323	4,902	141.3
Balance Sheet Date:
ROC GAAP
Cash and cash equivalents	3,302	1,601	6,566	6,310	5,970	172.0
Working capital	4,990	2,480	8,361	6,176	6,856	197.6
Total assets	19,087	23,546	41,740	42,566	46,236	1,332.4
Short-term debt and current portion of long-term debt	266	959	1,272	2,667	2,968	85.5
Long-term debt	5,165	5,207	9,291	10,640	14,143	407.6
Total stockholders’ equity	12,576	14,022	27,856	26,046	26,179	754.4
US GAAP
Total assets		23,509	47,179	47,852	50,333	1,450.5
Total liabilities		9,706	14,474	16,517	20,071	578.4
Total stockholders’ equity		13,803	32,705	31,335	30,262	872.1

(1)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$34.70 to US$1.00 on December 31, 2002.

(2)	Our operating results in 2002 did not include the financial results of ChipMOS, which we owned 28.73% as of December 31, 2002. In 2000, our investment income from ChipMOS was NT$401.9 million, which constituted 12.5% of our net income, respectively. In 2001, however, we recorded an investment loss of NT$436.3 million for our investment in ChipMOS, which constituted 36.9% of our net loss in 2001. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for the current period, effective from the fiscal years subsequent to the year ended December 31, 2001, the Securities and Futures Commission of the ROC allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudit financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$365.7 million (US$10.5 million). This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our non-operating income (loss), income (loss) before income tax and net income for 2002 would have been reduced by the same amount and our basis and diluted earnings (loss) per share in 2002 would have been reduced by NT$0.2 (US$0.01). Under US GAAP, however, there is no provision that allow us to delay recognition of ChipMOS’s income or loss. In 2002, our investment loss from ChipMOS was NT$342.2 million (US$9.9 million) of our net loss under US GAAP. If ChipMOS’s operating results or financial condition do not improve or further deteriorate, our future non-operating results would be seriously harmed.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 143,924,000 shares, 134,720,138 shares, 123,980,637 shares and 235,421,212 shares distributed as stock dividends in 1998, 1999, 2000 and 2001, respectively.

(5)	Retroactively adjusted for all subsequent stock dividends only.

Currency Translations And Exchange Rates

     In portions of this annual report, we have translated New Taiwan dollar amounts into US dollars for the convenience of readers. The rate we used for the translations was NT$34.70 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2002. The translation does not mean that New Taiwan dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

	Average
Year Ended December 31,	(of Month-End Rates)	High	Low	At Period-End

1997	29.056	33.250	27.340	32.800
1998	33.498	35.000	32.050	32.270
1999	32.281	33.400	31.390	31.390
2000	31.366	33.250	30.350	33.170
2001	33.911	35.130	32.230	35.000
2002	34.526	35.160	32.850	34.700
2003 (through May 31)	34.710	34.980	34.400	34.710
January	34.571	34.760	34.400	34.610
February	34.734	34.819	34.610	34.780
March	34.721	34.800	34.580	34.750
April	34.824	34.980	34.790	34.850
May	34.697	34.850	34.600	34.710

     B.     Capitalization and Indebtedness

     Not applicable.

     C.     Reasons for the Offer and Use of Proceeds

     Not applicable.

     D.     Risk Factors

     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to Our Financial Condition and Business

Our operating results fluctuate significantly, which may affect the value of your investments

     Our historical net operating revenues and results of operations have varied, at times significantly, from quarter to quarter. Our future net operating revenues, gross profit and operating income may vary significantly due to a combination of factors. These factors include:

•	our ability to develop and implement new technologies; if we are unable to successfully implement new technologies in a timely manner, our operating results could suffer because we allow our competitors to seize the opportunities in developing new markets;

•	changes in our product mix or our customers’ preferences; when we discontinue or add a product or when our customers’ demand change, our operating results usually fluctuate; and

•	changes in capacity utilization; when capacity utilization is low, such as in times of market downturns, we may need to adjust our product mix to respond to changes in demand and to adjust our prices sufficient enough to maintain the level of our capacity utilization.

     Moreover, the growing demand for substrate packaging which uses higher cost raw materials has caused the costs of production for semiconductor packaging to rise significantly. If our revenues do not grow and we are unable to reduce our expenses, our profitability will suffer.

The cyclical nature of the semiconductor industry makes us particularly vulnerable to economic downturns and changes in the semiconductor industry

     The semiconductor industry has historically been highly cyclical and economic downturns in the past have caused reduced product demand, rapid erosion of average selling prices, low capacity utilization and production overcapacity in our industry. The markets for semiconductors are also characterized by rapid technological change, evolving industry standards and periods of heightened competition. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our business would be subject to more intense competition and our results of operations may suffer because of the resulting downward pricing pressure and capacity underutilization. The semiconductor industry has experienced a downturn since late 2000. For the past several years, we also experienced intense competition in the semiconductor industry worldwide and oversupply of packaging capacity in the local market. This increased competition coupled with a general economic downturn in the Asian region caused average selling prices of many of our semiconductor packages to decrease significantly. Downward pressure on average selling prices led to decreases in our gross margins which seriously harmed our operating results. Future downturns in the semiconductor industry may be severe. In the event of future downturns, our average selling prices may decline without a corresponding decrease in our high fixed costs. This could lead to a decline in our gross margins, which would seriously harm our business.

     Any recovery in the semiconductor industry from the current downturn could be delayed by, among other things, the military actions by the United States and its allies against Iraq, the outbreak of severe acute respiratory syndrome, as more fully described below, or by general economic uncertainties created by the possibility of future terrorist attacks, retaliatory actions, hostilities and outbreaks of other contagious diseases. While we cannot predict results for 2003 and subsequent periods with confidence at this time, our recent results may reflect a continuation or worsening of the factors that adversely affected our 2002 results, as well as other factors.

We are highly dependent on the personal computer industry and the recent downturn in the personal computer industry has harmed our operating results

     A significant percentage of our net operating revenue is derived from customers who use our manufacturing services to make semiconductors for personal computers. In 2000, 2001 and 2002, more than a half of our net operating revenues were attributable to customers whose products are primarily used in personal computers or personal computer peripherals. Our results of operations were negatively affected in 2001 due to reduced demand for personal computer products as a result of the global economic downturn since late 2000. However, our results of operations improved in 2002 compared to 2001 due partially to increased demand for personal computers as the market conditions in 2002 have generally improved compared to 2001. Any future decrease in the demand for personal computers may decrease the demand for our services and would likely seriously harm our operating results. In addition, the declining average selling price of personal computers has placed significant pressure on the prices of the components that are used in these personal computers. We believe the average selling prices of personal computers will continue to decrease, and the resulting pricing pressure on the semiconductor components we package and test may reduce our net operating revenues and reduce our gross profit margin significantly.

We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand

     Our customers generally do not place purchase orders far in advance and our contracts with major domestic customers do not require minimum purchase of our products or services. In addition, our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. For example, in 1999 and early 2000, we incurred significant costs in expectation of strong demand in the semiconductor market, but this demand did not fully materialize because of the current market downturn since late 2000. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.

Failure of ChipMOS to improve operating results would reduce our participation in the memory chip package market and harm our financial performance

     As of December 31, 2002, we owned a 28.73% equity interest in ChipMOS Technologies Inc., or ChipMOS. In addition, a substantial part of our participation in the memory chip packaging market is through our investment in ChipMOS. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic, the other major investor in ChipMOS, are required under the joint venture agreement establishing ChipMOS to provide these guarantees in the ratio of 30% and 70%, respectively. In 2000, our investment income from ChipMOS was NT$401.9 million, which constituted 12.5% of our net income, respectively. In 2001, however, we recorded an investment loss of NT$436.3 million for our investment in ChipMOS, which constituted 36.9% of our net loss in 2001. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for the current period, effective from the fiscal years subsequent to the year ended December 31, 2001, the Securities and Futures Commission of the ROC allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudit financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$365.7 million. This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our net income for 2002 would have been decreased by the same amount. Under US GAAP, however, there is no provision that allow us to delay recognition of ChipMOS’s income or loss. In 2002, our investment loss from ChipMOS was NT$342.2 million (US$9.9 million) under US GAAP. If ChipMOS’s operating results or financial condition do not improve or further deteriorate, our future non-operating results would be seriously harmed. If ChipMOS’s operating results or financial condition does not improve or further deteriorates, our non-operating results and net income would be seriously harmed. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Strategic Equity Interest in ChipMOS.”

Potential conflicts of interest with ChipMOS may cause us to lose opportunities to expand and improve our operations

     As of December 31, 2002, we owned a 28.73% equity interest in ChipMOS and two directors, including one of our directors and one of our supervisors, represent us on ChipMOS’s seven-member board of directors. Since ChipMOS is a provider of semiconductor packaging and test services, our substantial interest in ChipMOS may lead to conflicts of interest in the expansion and development of the semiconductor packaging and test markets. In addition, because one of our directors is also a director of ChipMOS, conflicts of interest between his duties to ChipMOS and us may arise. We cannot assure you that when conflicts of interest arise, our director on ChipMOS’s board will act completely in our interest or that conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

     For 2001, our capacity utilization rates were negatively affected by a general global economic downturn and decreased market demand in the semiconductor industry in general. As a result, our profitability suffered severely in 2001. For 2002, our capacity utilization rates increased slightly due to improved demand for our products and services as the market conditions in 2002 have generally improved compared to 2001. We cannot assure you that we will be able to achieve a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not continue to harm our capacity utilization or our profitability in the future.

     Given the high fixed costs of our business, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we package and test. Increases or decreases in capacity utilization rates can have a significant effect on our business. Accordingly, our ability to enhance our gross margins will depend, in part, on our ability to continue to increase our capacity utilization rates.

     In addition, in order to continue to increase our capacity utilization we must:

•	ensure that our packaging and test technologies meet our customers’ needs;

•	install advanced equipment in anticipation of new business;

•	prevent fire and mitigate the effects of natural disasters; and

•	prevent disruption of operations due to expansion, introduction of new packages or relocation of equipment.

     If demand for our services does not meet our expectations, our capacity utilization would decrease and our gross margins would suffer.

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

     We are dependent on a small group of customers for a substantial portion of our business. In 2000, 2001 and 2002, 57.4%, 61.6% and 66.3% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2002, nVIDIA Corp. and MediaTek Incorporation accounted for 16.5% and 13.0%, respectively, of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our products and services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Few of our customers are presently obligated to purchase packaging or test services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders, our business would be seriously harmed because each one of these customers accounts for a significant part of our net operating revenues.

If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our business strategy

     Although the market conditions since late 2002 have been negatively affected by a current market downturn, we continued to engage in substantial equipment and facilities expansion in 2002 to continue to upgrade our technology and equipment. We, however, expect to spend a lesser amount in equipment purchases and facilities expansion in 2003, while continuing to aim to improve the efficiency of our technology and equipment utilization. Our business growth in the future may continue to require substantial capital expenditures to fund such equipment and facilities expansions. The growing demand for substrate products has and will continue to require significant capital expenditures on substrate packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. However, this additional capital may not be available. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors including demand for our services and availability of equipment and whether or when the market will recover. Consequently, we cannot assure you that additional financing will be available or available on satisfactory terms to us when we require additional financing. If we are unable to obtain the necessary capital resources or financing, we will not be able to achieve our future business growth.

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our business

     The independent semiconductor packaging and test industry is very competitive. We face substantial competition from established packaging and test companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), ST Assembly Test Services Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Orient Semiconductor Electronics, Limited (Taiwan), Astra International (Indonesia), Carsem Bhd. (Malaysia), ChipPAC Incorporated (Korea) and Shinko Electric Industries Co., Ltd. (Japan). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our products and services. To a lesser extent, we also compete with the internal packaging and test capabilities of our customers who have in-house packaging and test capabilities. Some of our competitors have already invested substantial resources in substrate technology and have been able to market substrate packaging products for some time. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

If the outsourcing trend for packaging and test services does not continue, we could lose a significant number of our current customers and we may be unable to implement our business strategy plan in the future

     We depend on outsourcing of packaging and test services by integrated device manufacturers and fabless semiconductor companies. In recent years, semiconductor companies have increasingly subcontracted parts of the semiconductor production process, including packaging and test, to independent companies to reduce costs and shorten production cycles. However, we cannot assure you that the outsourcing trend will continue. If integrated device manufacturers become dissatisfied with the services of independent semiconductor packaging and test companies, they may return to utilizing in-house packaging and test capabilities. A reversal of, or slowdown in, the outsourcing trend would seriously harm our business and make it difficult for us to implement our growth plan in the future.

If demand for the services of Taiwan’s wafer foundries decreases, a significant source of our sales would decrease, which would seriously harm our business

     We depend on Taiwan’s independent wafer foundries to source our sales orders. In recent years, more than a half of our net operating revenues were derived from packaging and test semiconductor wafers manufactured at Taiwan’s wafer foundries. If the demand for foundry services offered by Taiwan’s wafer foundries decreases for any reason, including shifts in demand for these services to wafer foundries in other countries, an important source of our sales would be lost and our profitability would suffer.

If we are unable to obtain raw materials from our suppliers, our production schedules would be delayed and we may lose customers

     We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials like leadframes and substrates, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times or limited the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced from time to time difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay any future expansion plans

     We may need to purchase new packaging and test equipment if we decide to expand our operations to anticipate a market recovery. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the US dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could seriously harm our results of operations.

If we are unable to manage our growth effectively, our expansion plans could be jeopardized

     We have in the recent past experienced growth in the scope and complexity of our operations and in the number of our employees. This growth has strained our managerial, financial, manufacturing and other resources. In order to manage our future growth, we must continue to implement additional operating and financial controls and hire and train additional personnel. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our future expansion plans and seriously harm our operations.

We are exploring the possibility of expanding our operations or making additional investments in the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks

     Many of our customers and foreign competitors have expanded their operations to the People’s Republic of China, or the PRC. In order to remain competitive and to position our company to gain market share, we are exploring potential opportunities for expansion to or investments in the PRC. In December, 2001, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$20 million in a transistor manufacturing project in Suzhou, PRC. As of December 31, 2002, we had established a subsidiary named Siliconware Technology (Suzhou) Limited, and had invested a total of US$6.5 million in the construction of our plant in Suzhou, PRC. With this investment in the PRC, our financial condition, results of operations and future prospects are subject, to a significant degree, to the political and economic situation, regulatory control and general legal developments in the PRC and other foreign investment risks. In addition, these expansions or investments could be adversely affected if relations between the PRC and the ROC deteriorate.

We depend on key management and the loss of any key management personnel may disrupt our business

     Our success depends upon the continued service of key senior management. Most members of our senior management have served us for over 10 years and made substantial contributions to our growth. We do not have employment contracts with many of our senior management and none of our senior management is bound by any non-competition agreement. If we lose the services of key senior management it would be very difficult to find and integrate replacement personnel, which would seriously harm our business.

We depend on our technical personnel and the inability to attract and retain them would jeopardize our operations and future expansion plans

     Our business depends on technology and, accordingly, our success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Without sufficient numbers of skilled employees, our operations would suffer resulting in deteriorating production standards and decreasing capacity utilization. Competition for qualified engineering and technical employees in Taiwan is intense and replacement of qualified employees is difficult. If we are unable to attract, retain and motivate our technical personnel, our operations would be jeopardized and our operating efficiency would deteriorate.

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

     The semiconductor packaging and test processes require the use of chemicals and gases which are regulated by the government. For example, liquid waste is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Liquid waste is also produced when leadframes are plated onto wafer chips and cleansed with water. Moreover, excess material on leads and moldings are removed from packaged semiconductors in the trim and form process. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean up costs.

We and many Taiwan customers and suppliers are vulnerable to natural disasters and other events outside our control, the occurrence of which may seriously harm our business

     Our operations and those of our customers and suppliers are particularly vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. The occurrence of any of these events could interrupt services. For instance, our operations were interrupted for approximately ten days in September 1999 because of an earthquake. Our property and business interruption insurance did not cover all damages incurred during the interruption.

     Most of our customers and suppliers in Taiwan are located in the Hsin-Chu Science-Based Industrial Park, and they are dependent on the infrastructure supporting the Hsin-Chu Science Park. Occasionally, brief shortages or stoppages in power to the Hsin-Chu Science-Based Industrial Park have affected these customers and suppliers. In the first half of 2001, the operations of our customers and suppliers located in Taiwan, particularly in the Hsin-Chu Science-Based Industrial Park, were negatively affected by droughts in that area. As a result, our operations were also affected. Any natural disaster or infrastructure failure affecting the Hsin-Chu Science-Based Industrial Park in the future could seriously harm our business and operations.

Disruptions in the international trading environment may seriously decrease our international sales

     A substantial portion of our net operating revenues are derived from sales to customers located outside of Taiwan. In 2000, 2001 and 2002, sales to our overseas customers accounted for 49.3%, 50.2% and 54.6%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

     These disruptions in the international trading environment affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

     Our financial statements are prepared under ROC GAAP which differs in many respects from US GAAP. For example, ROC GAAP does not require the recognition of the fair market value of shares distributed as bonuses to employees when calculating net income. Largely as a result of the differences in accounting for employee bonuses and equity investments, our net income (loss) in 2000, 2001 and 2002 under US GAAP was NT$1,982.4 million, NT$(1,790.5) million and NT$(223.0) million (US$(6.4) million), respectively, as compared to net income (loss) under ROC GAAP of NT$3,221.4 million, NT$(1,183.2) million and NT$425.2 million (US$12.3 million), respectively.

Risks Relating to Our Technologies

If we cannot respond to rapid technology changes in the semiconductor industry, our profitability will suffer

     The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of semiconductor packaging and test products. As a result, we expect that we will need to continue to develop and offer more advanced packaging and test processes in order to respond to our customers’ requirements as industry conditions change. Developing and maintaining advanced packaging and test processes requires significant research and development and capital expenditures.

     In addition, advances in technology typically lead to rapid and significant price erosion and decreased margins for older products and services and may cause our current products and services to become less competitive. Our failure to develop or obtain advanced packaging or test designs will materially and adversely affect our product mix which would seriously harm our profitability.

If we are unable to successfully package and test our products within the acceptable range of precision, we will not be able to achieve satisfactory production yields and our results of operations will suffer

     The semiconductor packaging and test processes are complex and involve a number of precise steps. Defective packaging and test can result from a number of factors, including:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	defective plating services;

•	use of defective raw materials; and

•	inadequate sample testing.

     From time to time, we expect to experience lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our processing methods. In addition, our yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high quality production standards, our reputation may suffer and our customers may cancel their orders or return our products for rework.

Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive

     We may suffer legal liabilities and damages if we infringe on the proprietary rights of others or incur costs resulting from legal claims and adverse proceedings against us. Despite this, we have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted. The semiconductor packaging and test industry is characterized by frequent litigation regarding patent and other intellectual property rights. If any third party were to make valid intellectual property infringement claims against us or our customers, we could be required to:

•	discontinue using disputed process technologies which would prevent us from offering some of our packaging and test products;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

     We could also be required to expend substantial resources to defend any claim alleging our infringement of patents or other intellectual property rights. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.

     In addition, we have acquired patents and trademarks to protect some of our proprietary technologies and products. We cannot assure you, however, that these measures will provide meaningful protection of our intellectual property. For example, our competitors may be able to develop similar or superior products, or we may not have sufficient financial and legal resources to protect and enforce our rights.

Political and Economic Risks

Disruptions in Taiwan’s political environment could seriously harm our business

     All our assets and operations are located in Taiwan and about half of our net operating revenues are derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies, and political and social instability.

     Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. The government in the People’s Republic of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if a foreign power interferes in Taiwan’s domestic affairs. Relations between Taiwan and the People’s Republic of China and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected

     In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, the central bank of Taiwan, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the US dollar/NT dollar exchange rate and to prevent significant decline in the value of the New Taiwan dollar. In October 1997, the Central Bank of China ceased its interventions and in January 1998, US$1.00 exceeded NT$34.00 for the first time since April 1987. New Taiwan dollars have depreciated against US dollars by 26.09% from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$34.70 on December 31, 2002 based on the noon buying rates published by the Federal Reserve Bank of New York.

     In addition, the banking sector in Taiwan has been seriously harmed by the general economic downturn in Asia and Taiwan which has caused a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

     The terrorist attacks in the United States on September 11, 2001 and in Indonesia in October 2002 and in Saudi Arabia in May 2003 may have long-term effects on world economies and markets. The immediate impact of the September 11, 2001 attacks caused disruptions in the U.S. and global markets. The immediate impact of the other terrorist attacks has been more muted. In early 2003, the United States and its allies completed military operations against Iraq. Concerns about the war and possible acts of terrorism directed against the United States and its interests, as well as political tensions in other areas of the world, have effected, and will likely to affect the global economy and consumer confidence.

     Beginning March 2003, several economies in Asia, including China, Hong Kong, Singapore and Taiwan have been affected by the outbreak of SARS, a highly contagious form of atypical pneumonia. SARS has caused damages to trade and tourism industries as well as on the economies and financial markets of the affected countries, including Taiwan. Although this SARS outbreak did cause a negative impact on our manufacturing yields and sales volume, its impact has substantially reduced in recent weeks. Another SARS outbreak in the future may have an adverse effect on consumer confidence, and may in turn result in a decrease in the demand for our products and services, which would adversely and materially affect our business and results of operations.

The trading price of our American depositary shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, increases in interest rates and the economic performance of Taiwan markets

     Our shares are listed on the Taiwan Stock Exchange. The trading price of our American depositary shares, or ADSs, may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617 point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 12.5% increase in 2001 and a 20.5% decrease in 2002. From January 1, 2003 to May 30, 2003, daily closing values of our shares ranged from NT$19.5 per share to NT$15.6 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and the People’s Republic of China are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

     The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Increases in interest rates and other general economic conditions may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$10.13 to US$2.04 between June 7, 2000, the date our ADSs were listed on Nasdaq and May 30, 2003. Over the same period, the Nasdaq Index ranged from 4,274.67 to 1,114.11.

     On May 31, 2003, the Taiwan Stock Exchange Index closed at 4,555.9, and the daily closing value of our shares was NT$17.3 per share.

If New Taiwan dollars or any of the currencies we use for our operations fluctuate significantly against US dollars or Japanese yen, our profitability may be seriously reduced

     Our net operating revenues and cost of goods sold are denominated in US dollars, Japanese yen and New Taiwan dollars in varying amounts. In addition, our capital expenditures are generally denominated in New Taiwan dollars, Japanese yen and US dollars. As a result of our foreign currency exposure, we are affected by fluctuations in exchange rates among the US dollar, the Japanese yen, the New Taiwan dollar and other currencies.

Item 4. Information on the Company

     A.     History and Development of the Company

     Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the ROC Company Law as a company limited by shares in 1984 and our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 6,000,000 American depositary shares, or ADSs, each representing five shares. Our ADSs were listed on the Nasdaq Stock Market’s National Market under the symbol “SPIL” on June 2, 2000. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and our telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw.

     We are one of the world’s leading independent providers of semiconductor packaging and test services. We offer a full range of both standard and customized packaging and test solutions, including advanced leadframe packages and substrate packages including the flip chip package, and testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey solutions from packaging and test to direct shipment of semiconductor devices to end users designated by our customers.

     Our headquarters and packaging facilities are located in Taichung, Taiwan, where we had 2,481 wire bonders on December 31, 2002. As of December 31, 2002, we had 198 testers in Hsin-Chu and Taichung, Taiwan. Taiwan is home to the world’s largest independent wafer foundries and as such is home to one of the world’s leading suppliers of outsourcing semiconductor manufacturing. Our close proximity to and relationships with Taiwan’s leading wafer foundries allow us to benefit significantly from the trend towards outsourcing in the semiconductor industry and to quickly respond to our customers’ needs. Our location in Taiwan also enables our customers to secure seamless services within Taiwan for all of their manufacturing needs, thereby minimizing the time required to deliver finished semiconductor devices to the market.

     We provide packaging and test services to more than 100 customers worldwide. For 2002, our top customers included the following leading semiconductor suppliers: nVIDIA Corp., MediaTek Corporation, VIA Technologies Inc. and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future needs. We have established technical and sales teams near major customer facilities, including the Hsin-Chu Science-Based Industrial Park, to work with our customers on developing and implementing new packaging and test technologies as semiconductors become smaller and more sophisticated.

     Our objective is to be the leading worldwide, full service independent provider of semiconductor packaging and test services. Key elements of our strategy include:

•	leveraging our existing foundry relationships and Taiwan location to enable our customers to easily integrate all of their outsourced semiconductor manufacturing needs;

•	focusing on customer service and working with our customers on developing and fulfilling their current and future semiconductor packaging and test needs;

•	offering leading packaging and test technology to attract and retain customers;

•	providing a full range of packaging and test services including turnkey capabilities to simplify our customers’ supply chain management; and

•	expanding our customer base geographically, by customer type and by end market application to capitalize on growing markets including communications and increased outsourcing from vertically integrated semiconductor device manufacturers and systems original equipment manufacturers.

     B.     Business Overview

Our Packaging and Test Services

Our Packaging Services

     We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer customers include leadframe packages and substrate packages, which include ball grid array and module packages incorporating multiple semiconductor chips and flip chip packages. Our flip chip packages, which we began to offer in the first quarter of 2001, are based on the proprietary Flex-On-Cap wafer bumping and redistribution technologies we license from Flip Chip Technologies L.L.C. Semiconductor packaging serves to protect semiconductor chips, facilitate their integration into electronic systems and enable the dissipation of heat produced by the final product. The packaging process begins when patterned silicon wafers received from our customers are diced using diamond saws into separate die. Each die is attached to a leadframe or substrate by silver paste made with epoxy resin, either directly in a substrate package, or first to a die-attached pad in a leadframe package. Leads on the leadframe or substrate are then connected by extremely fine gold wires to the input/output terminals on the chips, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip, and the leads are trimmed and formed into various shapes.

     Semiconductor packages have evolved from leadframe packages to substrate packages in response to the increasing demands of today’s high-performance electronics products. The differentiating characteristics of these packages include:

•	the size of the package;

•	the number of electrical connections the package can support; and

•	the thermal and electrical requirements of the package.

     As modern applications for semiconductor devices require smaller chips, the size of packages has also decreased. In leading-edge packages, the size of the package is reduced to just slightly larger than the size of the individual chip itself, in a process known as chip scale packaging.

     As semiconductor devices increase in complexity, the number of electrical connections required also increases. Our leadframe products have electrical connections from the semiconductor device to the electronic product through leads on the perimeter of the package. Our substrate products have balls on the bottom of the package, which create the electrical connections with the electronic system and can support larger numbers of electrical connections.

     New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high bandwidth, high speed and high power demands of modern semiconductor devices. Substrate packages with cavity design considerably enhance heat-dissipation without necessitating a change in substrate or chip layout. Flip chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip, then the chip is flipped onto the substrate. Flip chip technology eliminates the need for wirebonding and provides superior electrical performance. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. Multi-chip module packages allow for the combination of multiple chips into a single package enabling increased application functionality, while minimizing overall size.

The following table shows, for the periods indicated, the amount of our packaging and test revenues by product type and the product’s revenues as a percentage of our total net operating revenues:

	Year ended December 31,

	2000		2001		2002

	Revenues	%	Revenues	%	Revenues	%

			(audited)	(consolidated)
		(in NT$ million except for percentages)
Quad flat packages	6,945	36.9	5,240	31.7	7,659	34.3
Small outline packages	4,002	21.2	2,507	15.1	2,744	12.3
Ball grid array packages	5,845	31.0	6,460	39.1	8,576	38.5
Other Packages	505	2.7	290	1.8	677	3.0
Test and other revenue	1,549	8.2	2,033	12.3	2,643	11.9

Total net operating revenues	18,846	100.0	16,530	100.0	22,299	100.0

     We price our packaging products on a per unit basis taking into account the complexity of the product, the prevailing market conditions, the order size, the strength and history of our relationship with a customer and our capacity utilization at the time.

Leadframe Packages

     Leadframe packages, including quad flat packages and small outline packages, are the most widely used package category and are characterized by a semiconductor chip encapsulated in a plastic molding compound with metal leads on the perimeter. This package category has evolved from a design where the leads are plugged into holes on the circuit board to a design where the leads are soldered to the surface of the circuit board.

     To satisfy the demand for miniaturization of portable electronic products, we are developing increasingly smaller versions of leadframe packages to keep pace with continually shrinking semiconductor device sizes. Our advanced leadframe packages are similar in design to our older leadframe packages. However, our advanced leadframe packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics. As a result of continued product development, we offer leadframe products with a wide range of lead counts and body sizes to satisfy variations in the size of customers’ semiconductor devices.

     The following diagram presents the basic component parts of a standard leadframe package:

Leadframe Package Profile

     The following table presents our standard leadframe packages, includingthe number of leads in each package, a description of each package and the end uses of each package.

Quad Flat Package

Package	Lead-count	Major Applications	End Uses

Plastic Leaded Chip Carrier	28-84	Package with leads on two sides used in consumer electronics and products in which the size of the package is not vital	Copiers, printers, scanners, desktop personal computers, electronics games, monitors

Quad Flat Package	44-256	Package with leads on four sides designed for advanced processors, consumer and industrial controllers, digital signal processors and application specific integrated circuits	Desktop personal computers, consumer and industrial products, commercial and office equipment, automotive systems

Low-Profile Quad Flat Package	32-216	Low-profile and lightweight package designed for application specific integrated circuits, digital signal processors, microprocessors/controllers, graphic processors, gate arrays, static random access memory and personal computer chipsets	Wireless communications products, laptop computers, digital cameras, cordless/radiofrequency devices

Package	Lead-count	Major Applications	End Uses

Thin Quad Flat Package	44-128	Designed for lightweight, portable electronics requiring broad performance characteristics	Laptop computers, personal computers, disk drives, office equipment, audio and video products, wireless communications products

Quad Flat No-lead Package	20-104	The small and light package with improved thermal and electrical performance makes it suitable for wireless transmitters RF front end, HD devices and micro-controllers	Wireless communications products, disk drives, portable products, consumer products

Thin Quad Flat No-lead Package	8-56	This device offers similar features to those of Quad Flat No-lead Package, but can process smaller and lighter packages	Wireless communications products, disk drives, portable products, consumer products

Small Outline Package

Package	Lead-count	Major Applications	End Uses

Plastic Dual In-line Package	28-42	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audio equipment, computer peripherals

Plastic Dual In-line Skinny Package	28-32	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audio equipment, computer peripherals

Small Outline Package	24-70	Small lead frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems
Shrink Small Outline Package	28-56	Small lead frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems
Small Outline J-Bend Packages	24-70	Package designed for memory and low pin-count applications	Consumer (audio/video/entertainment), communications (pagers/cordless phones), radiofrequency devices, cable TV, office appliances (fax/copiers/printers/personal computer peripherals)

Thin Small Outline Package I	28-56	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Package	Lead-count	Major Applications	End Uses

Thin Shrink Small Outline Package I	32	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Thin Small Outline Package II	32-86	Smaller version of Thin Small Outline Package I designed for logic and analog devices and memory devices including flash memory, static random access memory, erasable &electrically erasable programmable read only memory, and dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communications products

Substrate Packages

     This family generally employs the ball grid array design which utilizes a plastic or tape laminate substrate rather than a leadframe and places the electrical connections on the bottom of the package rather than around the perimeter.

     The ball grid array format was developed to address the need for higher lead counts required by advanced semiconductor devices. Benefits of ball grid array packaging over leaded packaging include:

•	smaller size;

•	greater pin count;

•	greater reliability;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

     As the number of leads surrounding the package increased, the proximity of the leads to one another became closer in an attempt to maintain the size of the package. The close proximity of one lead to another resulted in electrical shorting problems, and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

     The ball grid array format solved this problem by effectively creating leads on the bottom of the package in the form of solder balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. For the highest lead count devices, the ball grid array configuration can be manufactured less expensively and requires less delicate handling at installation.

     The following diagram presents the basic component parts of a standard ball grid array packages:

     To address the electronics market demand for higher frequency, higher input/output, and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we have successfully established the first 12-inch wafer bumping technology in the world. Flip chip ball grid array is a high-end, high-growth product typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific ICs. The flip chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We licensed the flip chip assembly technology from Flip Chip Technologies, L.L.C. to enhance our assembly process capability in flip chip products. We have also developed thin and small package, or CSPs, on flexible or rigid substrates as well as leadframes, which are suitable for the portable consumer market. Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for “system-in-package,” or SIP, for applications in personal computers, communications devices and consumer products.

     The following diagram presents the cross section of a flip chip ball grid array package:

Ball Grid Array Package Profile

     The following table presents our substrate packages, including the number of leads and the description of and uses for each package format:

Package	Lead-count	Major Applications	End Uses

Flip Chip Ball Grid Array	36-1,936	Much higher electrical performance than traditional ball grid array for modern, more demanding applications	Workstations, networking, graphics, application specific integrated circuits, personal digital assistants, processors

Chip Scale Package	36-400	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array	Memory, analog, flash memory,
application specific integrated
circuits, radio frequency
devices, personal digital
assistants, communications,
cellular phones, laptop
computers, sub-notebooks,
wireless systems

Stacked-Die Chip Scale Package	21-400	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array. This device offers double memory capacity with increased device functionality while allowing manufacturers to maintain size reduction roadmaps.	Memory, analog, flash memory,
application specific integrated
circuits, radio frequency
devices, personal digital
assistants, communications,
cellular phones, laptop
computers, sub-notebooks,
wireless systems

Ball Grid Array	119-1,156	Ball grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communications products, standard connections for peripherals to computers

Thermal Enhanced Ball Grid Array	256-1,152	Optimum low cost solution for high speed, high power applications with multiple routing layers for high performance applications	Application specific integrated circuits, microprocessors, gate arrays, personal digital assistants, communications, cellular phones, laptops, sub-notebooks, boards

Low Profile Ball Grid Array	196-352	Low-profile and light weight package designed for applications which require high performance	Laptop computers, wireless communications products, computer peripherals

Land Grid Array	23-68	Land grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communications products, standard connections for peripherals to computers

Our Test Services

     Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged semiconductor device. Testing semiconductor devices requires significant technical expertise and knowledge of the specific applications and functions of the device under test. In addition to maintaining different types of advanced testing equipment which enable us to test a variety of semiconductor device functions, we work closely with our customers to develop and convert programs to test particular semiconductor products on multiple equipment platforms effectively. The cost of any specific test is dependent on test time, usually measured in seconds, required to run a test which varies depending on the complexity of the semiconductor device and the customer’s specification with the percentage of fault coverage.

     We acquired Siliconware Corp. on December 30, 2000. Prior to the acquisition, we outsourced all of our test services to Siliconware Corp. We recognized the amount charged to our customers for test services provided by Siliconware Corp. as revenues and recorded the fees charged by Siliconware Corp. as cost of goods sold. The difference between our revenues and costs for test services was typically a small handling charge.

     We also conduct wafer probing and final test of digital logic and mixed signal products. In addition, many of our customers request drop shipment of their tested integrated circuits directly to designated final destinations.

     Wafer Probing. Wafer probing is the step immediately before packaging of integrated circuits and involves sorting the processed wafer for defects to ensure that it meets customer acceptance criteria. Integrated circuits on an accepted wafer are then individually inspected visually and with scanners before packaging and final testing.

     Logic and Mixed Signal Final Testing. We conduct final test of a wide variety of logic and mixed signal integrated circuits, including complex, high-performance, as well as lower performance integrated circuits. High-performance products include personal computer-related components including audio chipsets and graphic processors, while major lower performance products include integrated circuits used in consumer electronics products.

     Other Test Services. In addition to wafer probing and final test services, we also provide “dynamic burn in” test services to screen out device infant mortality, “laser repair” to modify device connection structure for saving expensive wafer area, “lead/ball scanner” to screen out abnormal products, including bent lead or ball defective devices from being shipped to end customers, “marking” to specify the unique customer logo and batch identification on product for traceabiliy and “tape and reel” to packing devices into one complete reel for surface mount operation.

     We offer drop shipment services by providing for shipment of integrated circuits directly to final destinations designated by our customers. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the customer, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2000, 2001 and 2002, 37.9%, 44.6%, and 48.3%, respectively, of our net operating revenues were derived from sales to our top five customers, and 57.4%, 61.6% and 66.3%, respectively, of our net operating revenues were derived from sales to our top ten customers. In 2002, nVIDIA Corp. and MediaTek Incorporation provided 16.5% and 13.0%, respectively, of our net operating revenues.

     Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry leading customers help us to further develop their technology and position us to benefit from the high unit volumes of these major semiconductor customers.

Relationships with Independent Semiconductor Wafer Foundries in Taiwan

     We believe we have benefited from our location in Taiwan where outsourced semiconductor manufacturing infrastructure is well established. Our long-term relationships with the world’s two largest independent wafer foundries are important to the continued growth of our business. The majority of the semiconductor devices we package and test have been manufactured in Taiwan’s leading wafer foundries. As these wafer foundries grow, we expect that their demand for our services will continue to grow. Moreover, we believe that we can leverage these relationships to jointly market seamless outsourced semiconductor manufacturing services from design to drop shipment and remain at the forefront in semiconductor technology. We also believe that our close proximity and close relationships to wafer foundries enables our customers to more efficiently manage their supply chains and find comprehensive solutions to their semiconductor needs.

Backlog

     Due to the ever-changing technology and functionality of semiconductor chip design, customers requiring semiconductor packaging and test services generally do not place purchase orders far in advance. However, we engage customers in advance of the placement of purchase orders based on each customer’s expected packaging and test requirements. In addition, our customers generally agree to purchase from us any unused materials that we purchase to meet their forecasted demand.

     Although we have long term sales relationships with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. In the past, very few customers have cancelled firm orders for our packaging and test services. This is due in part to the fact that firm orders usually immediately precede shipment of wafers to be packaged by us. Our customers do, however, routinely change their forecasts for future purchases from us, and we adjust our production plans accordingly. We do not maintain reserves for customer cancellations and variations in customer orders. Accordingly, our backlog as of any particular date may not be indicative of future sales.

Sales and Marketing

     Our sales and marketing strategy is focused on providing high quality advanced semiconductor device packaging and test services, consistent on-time delivery and competitive pricing. We believe that this strategy is best implemented by servicing a select number of customers whom we consider to have a high level of anticipated growth. We work on a cooperative basis with these customers so that we can best meet their needs.

     We engage in semi-annual and quarterly reviews of all of our customers; we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop packaging and test solutions for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large scale early market entry with a significant new product.

     Our sales and marketing efforts are primarily carried out by our sales team in Taichung and Hsin-Chu near many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with sales offices in San Jose and Irvine, California, Boston, Massachusetts and Lewisville, Texas, is responsible for our sales in the United States.

     Set forth below is a geographic breakdown of our net operating revenues for the periods presented below:

	Year Ended December 31,

	2000		2001		2002

	Revenues	%	Revenues	%	Revenues	%

			(audited)	(consolidated)
		(revenues in NT$ million except for percentages)
Taiwan	9,549	50.7	8,227	49.8	10,123	45.4
U.S. and Canada	9,114	48.4	8,006	48.4	11,525	51.7
Others (1)	183	0.9	297	1.8	650	2.9

(1)	Includes primarily Japan, Germany and Hong Kong.

     Sales from outside of Taiwan accounted for 49.3%, 50.2% and 54.6% of our total net operating revenues in 2000, 2001 and 2002, respectively. We primarily target those U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our U.S. and Canadian customers, including ATI Technologies, Inc. and nVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and test services in Japan, and expect sales to Japan to increase in the near future.

     We have signed annual or two-year contracts with our major domestic customers. These contracts normally provide that the quantities of products furnished by us are updated by the customer every month, generally through three-month non-binding rolling forecasts. We have such formal contracts with some of our overseas customers.

Quality Control

     We employ quality control procedures at every critical manufacturing stage, with the aim of identifying and solving problems at the earliest possible stage of the production process. Our quality control procedures include statistical process control, which involves sampling tests to control and monitor the production process. Tests include optical scanning and reliability tests including temperature and humidity tests, pressure and stress tests and testing for resistance to solvents. If a problem is detected, failure analysis will be used to determine the cause. Visual inspection and optical scanning are performed on all assembled semiconductor devices to test for lead coplanarity and integrity. Final products are tested on a sample basis for open shorts in wire connections. To ensure that our quality control procedures are effectively applied, production line employees are provided with periodic training.

     Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization (ISO) certifications, including ISO 9002 in 1992, ISO 9001 in 1994, QS 9000 in 1998 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractor themselves.

     As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.90% for leader frame base, 99.80% for substrate base, 99.52% for flip chip and 99.50% for wafer bumping products for 2002. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to leadframes or substrates.

     In addition, packaging and test service customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations and production processes. The qualification process can take many weeks. Due to this lengthy qualification process, we believe semiconductor manufacturers are generally reluctant to switch semiconductor packaging and test companies once these companies have been qualified.

     As part of our overall focus on quality service, we also closely monitor our product delivery performance against scheduled delivery times.

Material and Equipment

     Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are leadframes, substrate, gold wire and molding compound.

     We purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials in excess of the quantity that they indicated they would need.

     Our major suppliers of raw materials, including Sumitomo Metal Mining Asia Pacific Pte Ltd., Shinko Electric Industries Co., Ltd., Phoenix Precision Technology Corporation, Sumitomo Bakelite (Taiwan) Co., Ltd, and Tanaka Kikinzoku International K.K., are leading companies in the types of materials they supply. We work closely with them, providing them with rolling forecasts, weekly requirement schedules and updating them on statuses of our new products.

     Due to the growth of substrate packaging products, our raw material costs have increased. For 2000, 2001 and 2002, our raw material costs were 41.9%, 43.1% and 44.1%, respectively, of our net operating revenues. We expect that raw materials will continue to constitute a significant portion of our cost of goods sold as demand for substrate packaging products continues to increase. We do not maintain large inventories of raw materials; usually only enough for one month’s production based upon regular estimates of orders from customers. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our production requirements. Nevertheless, on occasion when customer orders have exceeded the supply of raw materials, we have typically been able to obtain extensions from our customers to allow sufficient supply to become available. Such arrangements help us remain cost competitive in today’s market. In the past, prices of our principal raw materials have not been volatile.

     In addition to raw materials, the availability of packaging and test equipment is critical to our business. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc., ASM Assembly Automation Ltd., and Shinkawa Ltd. As of December 31 2002, we operated 2,481 wire bonders. We also had 198 testers in Taichung and Hsin-Chu, Taiwan. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and test services.

Competition

     We face substantial competition from established packaging and test service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), ST Assembly Test Services, Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Orient Semiconductor Electronics, Limited (Taiwan), Astra International (Indonesia), Carsem Bhd. (Malaysia), ChipPAC Incorporated (Korea) and Shinko Electric Industries Co., Ltd. (Japan). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and test capabilities of many of our customers.

     The principal elements of competition in the independent semiconductor packaging and test market include:

•	the breadth of package and test offerings;

•	technical competence;

•	manufacturing yields;

•	manufacturing cycle times;

•	customer service; and

•	price.

Strategic Investments

     We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint venture and strategic investments in companies located in Taiwan and the United States engaged in semiconductor packaging and test businesses. We believe that our participation in these companies allows us to enhance and compliment our product offerings, secure access to raw materials and keep up-to-date with technological changes in the semiconductor industry. We are able to maintain close relationships with these companies and influence strategic management decisions through representation on the boards of many of these companies. These participations include:

•	Taiwan Hi-Tech Corporation. We owned a 38.75% equity interest in Taiwan Hi-Tech Corporation as of December 31, 2002, which is engaged in the business of solder plating. One of our supervisors, Mr. Jerome Tsai, is a director of Taiwan Hi-Tech.

•	Sigurd Microelectronics Corp. We owned a 33.58% equity interest in Sigurd Microelectronics Corp. as of December 31, 2002. Sigurd provides lower-end packaging and test services.

•	Artest Corporation. We owned a 30.09% equity interest in Artest Corp. as of December 31, 2002. Artest is engaged in the business of testing and developing integrated circuits.

•	ChipMOS. We owned a 28.73% equity interest in ChipMOS as of December 31, 2002. We acquired this equity interest in 1997 as part of a joint-venture arrangement with Mosel Vitelic Inc. to create a company concentrating on the packaging and test of memory chips. One of our directors, Mr. Bough Lin, is a director of ChipMOS, and one of our supervisors, Mr. Jerome Tsai, is a director of ChipMos.

•	Double Win Enterprise Co. Ltd. We owned a 24.14% equity interest in Double Win as of December 31, 2002, which is engaged in PCB and SMT processes and manual inserting. One of our supervisors, Mr. Jerome Tsai, is a director of Double Win.

•	Phoenix Precision Technology Corporation. We owned a 17.48% equity interest in Phoenix Precision as of December 31, 2002, a supplier of semiconductor raw materials, including substrates. One of our directors, Mr. Bough Lin, is a director of Phoenix Precision. Two of our supervisors, Ms. Teresa Wang and Mr. Jerome Tsai, are a director and a supervisor, respectively, of Phoenix Precision.

•	Universal Communication Technology Inc. We owned a 42.82% equity interest in Universal Communication Technology Inc. as of December 31, 2002, which is an IC testing company. One of our supervisors, Mr. Jerome Tsai, is a director of Universal Communication.

•	ThaiLin Technology Corporation. We owned a 5.43% equity interest in ThaiLin as of December 31, 2002, which is engaged in the business of memory testing.

Environmental Matters

     The principal pollutants created during semiconductor packaging are waste water and gases from solder plating, and waste water from the wafer dicing and solder dipping processes. During these processes, waste water is produced when water is used to cool wafers after they are diced or to cleanse semiconductor chips after leadframes are plated. Solid waste materials include metal leadframe scrap and excess moulding resin. To mitigate environmental claims, we maintain pollution control facilities at all of our facilities. As part of our pollution control program, we subcontract the waste disposal and resource recycling of our Hsin-Chu facilities to a third party company specializing in these measures. All of our facilities subcontract the removal of solid waste to certified waste removal companies. We believe that we are in compliance with the existing environmental laws and regulations in Taiwan in all material respects.

Insurance

     Our insurance policies on our buildings, equipment and inventories only covered damage due to fire in 2002. We maintain insurance policies on both our old and new production facilities in Taichung and Hsin-Chu, Taiwan and on inland transit of inventories. Our property insurance covers either replacement costs or actual cash value for our assets. Our insurance also includes protection from losses caused by business interruption for seven to fourteen consecutive working days and, as of December 31, 2002, had a maximum coverage of NT$49,961.7 million (US$1,439.8 million) and other specified limits and exclusions.

     We also maintain limited insurance on the silicon wafers delivered to us. These insurance policies cover the risk of loss of the silicon wafers while they are in our possession and/or during inland transportation.

Capital Expenditures and Divestitures

     Our capital expenditures amounted to NT$6,535.2 million, NT$5,474.2 million and NT$6,444.5 million (US$185.7 million) for 2000, 2001 and 2002, respectively. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

     We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

		(in millions)
Equipment purchases	4,569.3	4,697.1	6,308.2	181.8
Land and building purchases	516.8	1,144.4	1,117.4	32.2
Construction in progress and prepayment for equipment	473.3	—	654.9	18.9

     We budget approximately NT$3,000 million to NT$5,000 million for our capital expenditures for 2003. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our capital projects and market conditions.

Litigation

     We are not involved in any material litigation or other proceedings.

     C.     Organizational Structure

     For the year ended December 31, 2000, Siliconware Investment was our only consolidated subsidiary. For the years ended December 31, 2001 and 2002, Siliconware Investment and SPIL (B.V.I.) Holding Limited were our consolidated subsidiaries. As of December 31, 2002, we own 100% and 100% equity interest in Siliconware Investment and SPIL (B.V.I.) Holding Limited, respectively.

     The following table sets forth certain information as of December 31, 2002 regarding certain companies in which we held equity interests and the principal business of each such entity.

			Total Paid-in	Direct
			Capital of	Equity
Company	Main Activities	Location	such Entity	Interest

			(in millions)
Siliconware U.S.A. Inc	Sale agent	San Jose, CA, USA	US$1.3	100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands, British West India	US$6.6	100.00%
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$34.3	100.00%
Slilconware Technology (Suzhou) Limited	Design and manufacture of transistor and electronic components	Suzhou Jiangsu, China	RMB$53.8	100.00%
Siliconware Investment Company Ltd	Investment activities	Taipei, Taiwan	NT$1,770.0	100.00%
Taiwan Hi-tech Corporation	Plating of integrated circuit lead frame	Hsin-Chu, Taiwan	NT$246.6	38.75%
Sigurd Microelectronics Corp.	Testing and assembly of integrated circuits	Hsin-Chu, Taiwan	NT$910.9	33.58%
Artest Corporation	Testing and development of integrated circuits	Sunnyvale, CA, USA	US$15.6	30.09%
ChipMOS Technologies Inc	Testing and assembly of integrated circuits	Hsin-Chu, Taiwan	NT$8,872.3	28.73%
Double Win Enterprise Co., Ltd.	PCB, SMT process and hand insert	Taoyuan, Taiwan	NT$350.0	24.14%
Phoenix Precision Technology Corporation	Researching, developing, manufacturing and selling BGA substrate	Hsin-Chu, Taiwan	NT$ 3,868.9	17.48%
Universal Communication Technology Inc	IC testing	Hsin-Chu, Taiwan	NT$770.0	42.82%
ThaiLin Technology Corporation	IC memory testing	Hsin-Chu, Taiwan	NT$2,000.0	5.43%

     D.     Property, Plants and Equipment

     We provide packaging services through our three facilities in Taichung, Taiwan. In addition, we provide test services through our facilities in Hsin-Chu and Taichung, Taiwan. We own all of our packaging and test facilities.

     The following table shows the location, size and wirebonding or test capacity of each of our facilities and the property on which each facility is located as of December 31, 2001.

	Location			Wirebonding or Test
Facility	of Facility	Size of Facility	Size of Land	Capacity

Facility I	Taichung, Taiwan	6,755squaremeters	7,881squaremeters	264wirebonders
Facility II	Taichung, Taiwan	85,338squaremeters	31,502squaremeters	1,750wirebonders
38testers
Facility III	Taichung, Taiwan	77,210squaremeters	39,289squaremeters	467wirebonders
Facility IV	Hsin-Chu, Taiwan	33,535squaremeters	12,773squaremeters	160testers

     In 2002, we completed the construction of our third facility in Taichung, which consists of two separate plants with a combined facility size of 77,210 square meters. This facility has been used for test and 12-inch wafer bumping and certain other limited assembly purposes. Both plants at our third Taichung facility can become fully operational in response to increased market demand. We also have plans to expand our operations to the People’s Republic of China in anticipation of future market demand sourced from our existing and new customers based in China. Many of our customers and competitors have announced plans to begin operation in the People’s Republic of China. We believe that, as a leading packaging and test company, we are in a competitive position to gain a significant market share in this developing market. On December 24, 2001, we obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$20 million in a transistor manufacturing project in Suzhou, PRC. As of December 31, 2002, we had established a subsidiary named Siliconware Technology (Suzhou) Limited, and had invested a total of US$6.5 million in the construction of our plant in Suzhou as of December 31, 2002, the construction of which began on April 23, 2002.

     Our principal executive offices are located at Facility II in Taichung, Taiwan. Our research and development activities are also located at this facility.

Item 5. Operating and Financial Review and Prospects

     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to ROC GAAP, which differ from US GAAP. For a discussion of the material differences, see note 26 to our financial statements included elsewhere in this annual report.

     A.     Operating Results

Overview

     We are one of the world’s leading independent providers of semiconductor packaging services. We also provide semiconductor test services to our customers. We offer a complete portfolio of packaging and test solutions, including advanced lead-frame and substrate packages such as flip chip packages, and test services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, test and direct shipment of semiconductor devices to end users designated by our customers.

     The semiconductor industry has experienced moderate recovery in 2002. As a result, in 2002 we recorded an operating income of NT$546.7 million (US$15.8 million), which was offset by net non-operating loss of NT$266.8 million (US$7.7 million) in 2002. Our operating income was mainly attributable to increases in provisions of more advanced packaging services and testing of more complex, high-performance semiconductors products.

     Intense competition in the semiconductor industry worldwide resulted in decreases in the average selling prices of our products. We expect that average selling prices for most of our semiconductor packages to continue to decline in the future. A decline in average selling prices of our semiconductor packages, coupled with high depreciation cost resulting from our purchase of additional equipment during the previous periods, if not offset by reductions in the other cost of producing those packages, would decrease our gross margins.

     To counter the effects of decreasing average selling prices, we will continue to attempt to:

•	negotiate better pricing terms with our suppliers, including quantity discounts;

•	find alternative, less expensive sources of raw materials;

•	maximize production efficiency of our employees; and

•	engage in utility conservation programs.

     We do not maintain reserves for cancellations or variations in customer orders.

Our Acquisition of Siliconware Corp.

     On December 30, 2000, we acquired Siliconware Corp., in which we directly and indirectly owned 40.1% immediately before the acquisition. We issued an aggregate of 173.71 million new shares to acquire the remaining equity interest in Siliconware Corp., 18.55 million of which were issued to Siliconware Investment Company Ltd., a consolidated entity. Immediately after the acquisition, Siliconware Investment held a total of 23.59 million of our shares. Prior to the acquisition, Siliconware Corp. held an aggregate of 0.30 million of our shares, which were cancelled upon the consummation of the acquisition.

     Prior to our acquisition of Siliconware Corp., we generally outsourced test services to Siliconware Corp. When we outsourced test services to Siliconware Corp., we recognized the amount charged to our customers for test services provided by Siliconware Corp. plus a small handling charge as revenues and we recorded the fees charged by Siliconware Corp. as cost of goods sold. Siliconware Corp. charged us for their services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s test program. Since the completion of the acquisition, we have continued to recognize similar revenue streams, consisting of charges to our customers for test services, while eliminating the incurrence of cost of goods sold attributable to Siliconware Corp.’s test services to our company that would have been a result of the previous out-sourcing of test services.

Consolidation

     Under ROC GAAP, we are required to consolidate the financial results of any subsidiary whose total assets or net sales exceed 10% of our unconsolidated total assets or net sales, as the case may be. In addition, the ROC Securities and Futures Commission requires us to consolidate the financial statements of each subsidiary whose total assets or net sales exceed 3% of our unconsolidated total assets or net sales, as the case may be, if the total assets or net sales of all unconsolidated subsidiaries exceed 30% of our unconsolidated total assets or net sales, as the case may be. We are only required to prepare our consolidated financial statements on an annual basis. For 2000, Siliconware Investment was our only consolidated subsidiary. For 2001, we also consolidated the financial results of SPIL (B.V.I.) Holding Limited, which owns a 100% equity interest in Siliconware U.S.A Inc., our sales entity in the United States. For 2002, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each of which we own a 100% equity interest.

Strategic Equity Interest in ChipMOS

     As of December 31, 2002, we owned a 28.73% equity interest in ChipMOS, a semiconductor packaging and test and LCD driver integrated circuit manufacturing company, located in Hsin-Chu, Taiwan.

     We entered into a joint venture agreement with Mosel Vitelic Inc. in July 1997 to establish ChipMOS. We contributed NT$1,400.0 million in the form of cash and NT$100.0 million in the form of packaging technology know-how in exchange for a 30% equity interest in ChipMOS. Mosel Vitelic received a 48% interest in ChipMOS and the remaining ownership interests in

ChipMOS were allocated to several institutions and individuals selected by Mosel Vitelic. We are entitled to appoint two out of the seven-member board of directors of ChipMOS.

     Pursuant to the joint venture agreement, we must maintain a minimum 18% equity interest in ChipMOS for five years from the date of any initial public listing of ChipMOS. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic are required under the joint venture agreement to provide these guarantees in the ratio of 30% and 70%, respectively. As of December 31, 2002, we had not provided any guarantees with respect to ChipMOS’s indebtedness.

     In 2000, our investment income from ChipMOS was NT$401.9 million, which constituted 12.5% of our net income, respectively. In 2001, however, we recorded an investment loss of NT$436.3 million for our investment in ChipMOS, which constituted 36.9% of our net loss in 2001. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for the current period, effective from years subsequent to the year ended December 31, 2001, the Securities and Futures Commission of the ROC allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudit financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$365.7 million (UST$10.5 million). This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our non-operating income (loss), income (loss) before income tax and net income for 2002 would have been reduced by the same amount and our basis and diluted earnings (loss) per share in 2002 would have been reduced by NT$0.2 (US$0.01). Under US GAAP, however, there is no provision that allow us to delay recognition of ChipMOS’s income or loss. In 2002, our investment loss from ChipMOS was NT$342.2 million (US$9.9 million) under US GAAP. If ChipMOS’s operating results or financial condition do not improve or further deteriorate, our future non-operating results would be seriously harmed.

Equity Interest in CAESAR

     CAESAR was dissolved on December 26, 2001. At the time of its dissolution, we owned a 34.65% equity interest in CAESAR, the financial results of which were accounted for under the equity method. We incurred an investment loss of NT$715.5 million for 2001 for CAESAR. Under ROC GAAP, we were required to recognize a one-time write-off of our investment loss on the day of dissolution subject to further write off or reversal, depending on the residual value of CAESAR upon the completion of the liquidation procedure, which was still continuing as of the date of this annual report.

     Under US GAAP, Statement of Financial Accounting Standards, or SFAS, No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” we are required to review the carrying value of an asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future undiscounted cash flows expected to result from the use of the asset and our eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Accordingly, US GAAP has also required that an impairment review be performed for our investment in CAESAR in 2001 and an impairment loss could also be recognized for the amount not recoverable.

Change in Product Mix

     Since January 1, 1998, our leadframe products including quad flat packages have made a substantial contribution to our net operating revenues. However, substrate packages have been accounting for an increasing proportion of our net operating revenues. We expect this trend to continue in the future and, we also expect substrate packages to become our highest-revenue product.

     The following tables show, for the periods indicated, the amount of our packaging and test revenues by product type (which are more fully described in Item 4. “Information on the Company—B. Business Overview—Our Packaging and Test Services”) and each product’s revenues as a percentage of our total net operating revenues:

	Year ended December 31,

	2000		2001		2002

	Revenues	%	Revenues	%	Revenues	%

			(audited)	(consolidated)
		(revenues in NT$ millions except for percentages)
Quad flat packages	6,945	36.9	5,240	31.7	7,659	34.3
Small outline packages	4,002	21.2	2,507	15.1	2,744	12.3
Ball grid array packages	5,845	31.0	6,460	39.1	8,576	38.5
Other packages	505	2.7	290	1.8	677	3.0
Test and others	1,549	8.2	2,033	12.3	2,643	11.9

Total net operating revenues	18,846	100.0	16,530	100.0	22,299	100.0

Expansion and Utilization Rate

     In 2000 we expanded our packaging capacity significantly, increasing the number of wire bonders to 1,829, and added test capacity to our operations through our acquisition of Siliconware Corp., through which acquisition we acquired 140 testers. However, in 2001, our capacity utilization rate declined significantly due to a downturn in the semiconductor industry. Because our capacity utilization rates in 2001 and 2002 were lower than our capacity utilization rate in 2000, we have expanded less aggressively than we did in 2000. Our wire bonders and testers slightly increased to 2,481 and 198, respectively, as of December 31, 2002, from2,056 and 167, respectively, as of December 31, 2001, following an increase from 1,829 and 140, respectively, as of December 31, 2000. Our operating results are characterized by relatively high fixed costs. For example, a wire bonder typically costs between US$80,000 and US$85,000. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and test services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for the probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities decreased significantly in the first eight months of 2001 but has since slightly increased through 2002.

Applications of Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 26 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-live assets and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.

     We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue recognition

     We principally provide assembly and test services of integrated circuits, which may be assembly only, test only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. We also record sales allowances for estimated pricing discounts and sales returns. These estimates are based on historical experiences and the management’s judgment. Actual returns and discounts may differ from the estimates.

Accounts receivable and allowances for doubtful accounts

     The allowances for doubtful accounts are provided based on evaluations of collectibility, aging analyses of the accounts and the management’s judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivable including the current credit-worthiness and the past collection history of each customer. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be recorded.

Inventory reserves

     In general, raw materials are purchased based on the customers’ forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our excess raw material orders, we would experience a build-up in our raw material inventory. We could either seek to recover the cost of the materials from our customers or utilize the inventory in production.

However, we may not be successful in recovering the cost from our customers or in using such excess inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory would not be utilized in production, it is written-off and disposed of. Actual demand may differ from our forecast and may result in additional reserve.

     We also recognize losses from declines in the market value of inventories. The market value of raw materials and supplies are determined on the basis of replacement cost. The market value of finished goods and work in progress are determined on the basis of net realizable value. If the market value of inventories further drops, additional loss may be recorded.

Impairment of long-lived assets

     We review equity investments and other long-lived assets for the purpose of determining the amount of impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques.

     We evaluate our equity investments for impairment due to declines in the market value that are considered other than temporary. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in market value is non-temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered. During 2002, as several of our investees accounted for under the equity method incurred significant losses since the dates of our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, in 2002, we recorded impairment charges totaling NT$212.6 million (US$6.1 million) on these long-term equity investments and wrote off the carrying value of the investments to their fair value, which approximated the amount of underlying equity in their net assets as (1) there is no quoted market value to determine their fair value; and (2) based on our evaluation, the carrying value of the assets and liabilities of the investees approximated their fair value. If the fair value of the investees were lower than their carrying value, additional impairment may be recorded.

     In 2002, we also recognized an impairment charge of NT$17.2 million (US$0.5 million) for test and packaging assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost to sell. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets.

Provision for income taxes and deferred tax asset valuation allowances

     As of December 31, 2002, we had approximately NT$1,213.7 million (US$35.0 million) of net deferred tax assets related principally to investment tax credits that expire at various dates through 2006, the unrealized loss on long-term investments, unrealized foreign currency exchange loss arising from bonds payable and loss carryforward. Valuation allowance was provided to reduce the deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

Employee bonuses

     Some of our employees are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves are made in accordance with ROC law and our articles of incorporation and after appropriation for remuneration to directors are made. Employee bonuses may be granted in cash, shares or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings during the period the shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of our shares, the amount charged against retained earnings would be based on the par value of the common shares issued. Under US GAAP, the employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees.

Goodwill

     Goodwill arising from business combination is recognized under US GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. Before the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142 on January 1, 2002, goodwill is amortized on a straight-line basis over its economic useful life. Actual life may differ from estimated life and may result in additional amortization expenses. Under US GAAP, we also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill amounted to, after amortization, NT$4,873.5 million as of December 31, 2001 under US GAAP. We did not recognize any goodwill under ROC GAAP.

     Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2002.

Description of Revenue and Cost Items

Net operating revenues

     We generate our net operating revenues primarily from semiconductor packaging and test operations. Net operating revenues from our semiconductor packaging activities consist of our service fees and cost of raw materials we purchase to provide semiconductor packaging services. Our net operating revenues do not include the cost of semiconductors, which are our customers’ properties.

     We price our packaging products on a per unit basis taking into account the complexity of the product, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

     We charge our test services based on the specific test and the time, usually measured in seconds, to run a test taking into account the complexity of the semiconductor device and the customer’s test program.

     We also generate net operating revenues from the provision of semiconductor turnkey services, which include packaging, test and drop shipment services.

     Net operating revenues are recognized when services are rendered and the payment is realized or realizable. Our customers are generally invoiced at the time services are rendered, with varying terms of credit between 30 and 90 days from the time of billing.

Cost of Goods Sold

     Our cost of goods sold consists principally of:

•	cost of raw materials purchased for semiconductor packaging services;

•	direct labor costs; and

•	overhead including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, utilities and royalties.

     Due to the growth of substrate packaging products, our raw material costs as a percentage of total cost of goods sold have increased significantly because of high costs of substrate. For 2000, 2001 and 2002, raw materials were approximately 41.9%, 43.1% and 44.1%, respectively, of our net operating revenues, while substrates accounted for approximately 40.6%, 51.2% and 45.7%, respectively, of our raw material costs. We expect that raw material costs will continue to constitute an increasingly large portion of our cost of goods sold.

     Due to our capacity expansion, depreciation expense has increased significantly. For 2000, 2001 and 2002, depreciation, included in overhead, was NT$2,051.6 million, NT$3,895.2 million and NT$4,450.2 million (US$128.2 million), respectively, and was approximately 13.8%, 25.8% and 22.0%, respectively, of our cost of goods sold. The increases in depreciation expenses in 2000,

2001 and 2002 were the result of putting into operation additional 498, 233 and 425 wire bonders during 2000, 2001 and 2002, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.

Operating Expenses

     Our operating expenses consist of the following:

•	Selling expenses. Selling expenses consist primarily of salaries and related personnel expenses and other marketing expenses.

•	Administrative expenses. Administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel, fees for professional services, and the cost of computers to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for product and technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Results of Operations

     The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,

	2000	2001	2002

	(audited)	(consolidated)
	%	%	%
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	79.1	91.4	90.6

Gross profit	20.9	8.6	9.4

Operating expenses:
Selling expenses	1.9	1.5	1.1
Administrative expenses	2.0	4.1	3.5
Research and development expenses	1.4	3.0	2.3

	5.3	8.6	6.9

Operating income (loss)	15.6	0	2.5

Investment income (loss)	1.0	(7.2)	0.3
Net non-operating income (loss)	0.4	(1.7)	(1.5)

Income (loss) before income tax and minority interest	17.0	(8.9)	1.3
Income tax benefit (expense)	0.1	1.7	0.6

Net income (loss)	17.1	(7.2)	1.9

For the Years Ended December 31, 2001 and 2002

     Net operating revenues. Net operating revenues increased by 34.9% from NT$16,530.4 million in 2001 to NT$22,298.5 million (US$642.6 million) in 2002. This increase was primarily due to increases in the sales of ball grid array packages and quad flat packages, and our test revenue.

     Ball grid array package sales increased by 32.8% from NT$6,460.0 million in 2001 to NT$8,575.9 million (US$247.1 million) in 2002. The increase in the sales of ball grid array packages was attributable to increases in unit sales of ball grid array package products. Unit sales of ball grid array packages increased by 32.5% from 117.4 million units in 2001 to155.5 million units in 2002. In 2002, ball grid array package products accounted for 38.5% of our net operating revenues, down from 39.1% in 2001. We, however, expect sales of ball grid array packages to continue to constitute a large proportion of our net operating revenues for the foreseeable future.

     Quad flat package sales increased by 46.2% from NT$5,239.8 million in 2001 to NT$7,659.5 million (US$220.7 million) in 2002. The increase in sales of our quad flat packages was attributable to an increase in unit sales, which was slightly offset by a decrease of 7.8% in the average selling price of quad flat packages products. Unit sales of quad flat packages increased by 58.7% from 358.8 million units in 2001 to 569.3 million units in 2002. In 2001, quad flat package products accounted for 31.7% of our net operating revenues, up to 34.3% in 2002.

     Sales of small outline packages increased by 9.4% from NT$2,507.3 million in 2001 to NT$2,743.7 million (US$79.1 million) in 2002. The increase in sales of our small outline packages was attributable to an increase in unit sales, which was partially offset by a decrease of 15.6% in average selling price of these products. Unit sales of small outline packages increased by 29.5% from 358.2 million units in 2001 to 463.9 million units in 2002. In 2001, small outline package products accounted for 15.2% of our net operating revenues, down to 12.3% in 2002.

     Gross profit and gross margin. Our gross profit increased by 47.0% from NT$1,420.9 million in 2001 to NT$2,088.6 million (US$60.2 million) in 2002. Our gross margin (gross profit as a percentage of net operating revenues) increased from 8.6% in 2001 to 9.4% in 2002. Our cost of goods sold increased by 33.8% from NT$15,109.5 million in 2001 to NT$20,209.9 million (US$582.4 million) in 2002, primarily due to increases in costs of raw materials for our increased production of ball grid array, small outline and quad flat packages and higher depreciation cost from year to year as a result of our additional purchase of wire bonders and testers. We experienced increases in gross profit and gross margin in 2002 because of a significant increase in net operating revenues, resulting from increases in sales of quad flat packages, ball grid array packages and small outline packages, despite a relatively minor decrease in the average selling price of quad flat packages and small outline packages.

     Operating expenses. Operating expenses increased by 8.0% from NT$1,427.9 million in 2001 to NT$1,541.9 million (US$44.4 million) in 2002. Operating expenses as a percentage of net operating revenues decreased from 8.6% in 2001 to 6.9% in 2002.

•	Selling expenses. Selling expenses increased by 4.2% from NT$245.1 million in 2001 to NT$255.5 million (US$7.4 million) in 2002 due to additional hiring of sales personnel.

•	Administrative expenses. Administrative expenses increased by 15.2% from NT$676.7 million in 2001 to NT$779.4 million (US$22.5 million) in 2002 due to:

•	additional hiring of supporting personnels; and

•	increases in depreciation due to the purchase and enhancement of computer systems and equipment used for administrative purposes.

•	Research and development expenses. Research and development expenses slightly increased by 0.2% from NT$506.1 million in 2001 to NT$507.0 million (US$16.4 million) in 2002.

     Operating income and operating margin. We recorded an operating loss of NT$7.0 million and a negative operating margin (operating income as a percentage of net operating revenues) in 2001 and generated operating income of NT$546.7million (US$15.8 million) and operating margin of 2.5% in 2002. The increase in operating income was primarily due to an increase in our gross profit mentioned above. The increase in operating margin was primarily due to decreases of selling expenses and research and development expenses as percentages of net operation revenues.

     Net non-operating loss. Our net non-operating loss decreased by 81.9% from NT$1,474.6 million in 2001 to NT$266.8 million (US$7.7 million) in 2002. The larger net non-operating loss in 2001 was primarily due to an investment loss of NT$1,198.8 million (US$34.3 million) attributable principally to investment losses in CAESAR and ChipMOS. In 2001, we recorded an investment loss of NT$436.3 million for our investment in ChipMOS, which constituted 36.9% of our net loss in 2001. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for the current period, effective from the fiscal years subsequent to the year ended December 31, 2001, the Securities and Futures Commission of the ROC allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudit financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$365.7 million (UST$10.5 million). This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our non-operating income (loss) for 2002 would have been reduced by the same amount. Under US GAAP, however, there is no provision that allow us to delay recognition of ChipMOS’s income or loss.

     Income tax benefit. We recognized an income tax benefit of NT$282.6 million and NT$145.4 million (US$4.2 million) in 2001 and 2002, respectively, because of the deferred tax benefit on certain tax credits primarily resulting from the purchases of certain machinery and equipment, expenditures on research and development and personnel training. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely not be realized.

     Net Income. As a result of the factors discussed above, we recorded a net loss of NT$1,183.2 million in 2001, compared with a net income of NT$425.2 million (US$12.3 million) in 2002. As stated above, we recorded no investment income (loss) in ChipMOS under ROC GAAP for 2002. If such loss of NT$365.7 million (UST$10.5 million) were included in our financial result for 2002, our net income for 2002 would have been reduced by the same amount.

For the Years Ended December 31, 2000 and 2001

     Net operating revenues. Net operating revenues decreased by 12.3% from NT$18,845.8 million in 2000 to NT$16,530.4 million in 2001, resulting from the general downturn in the semiconductor industry since the beginning of 2001. The sales of our quad flat packages and small outline packages suffered more severely in 2001 primarily because of the increasing demand for more advanced ball grid array package products. The decrease in our net operating revenues resulting from the decreased sales of quad flat and small outline packages was slightly offset by the stronger sales of our ball grid array packages between these two periods, resulting from an increase in the unit sales of ball grid array packages.

     Ball grid array package sales increased by 10.5% from NT$5,844.7 million in 2000 to NT$6,460.0 million in 2001. The increase in the sales of ball grid array packages was attributable to increases in unit sales of these products. Unit sales of ball grid array packages increased by12.9% from 104.0 million units in 2000 to 117.4 million units in 2001. In 2001, ball grid array package products accounted for 39.1% of our net operating revenues, up from 31.0% in 2000.

     Quad flat package sales decreased by 24.6% from NT$6,945.1 million in 2000 to NT$5,239.8 million in 2001. The decrease in sales of our quad flat packages was attributable to decreases in both unit sales and average selling price of these products. Unit sales of quad flat packages decreased by 13.0% from 412.6 million units in 2000 to 358.8 million units in 2001. In addition, in 2001, the average selling price of our quad flat package products decreased by 13.3%. In 2000, quad flat package products accounted for 36.9% of our net operating revenues, down to 31.7% in 2001.

     Sales of small outline packages decreased by 37.3% from NT$4,002.0 million in 2000 to NT$2,507.3 million in 2001. The decrease in sales of our small outline packages was attributable to decreases in both unit sales and average selling price of these products. Unit sales of small outline packages decreased by 28.4% from 500.3 million units in 2000 to 358.2 million units in 2001. In addition, in 2001, the average selling price of our small outline package products decreased by 12.5%. In 2000, small outline package products accounted for 21.2% of our net operating revenues, down to 15.2% in 2001.

     Gross profit and gross margin. Our gross profit decreased by 63.9% from NT$3,939.2 million in 2000 to NT$1,420.9 million in 2001. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 20.9% in 2000 to 8.6% in 2001. Our cost of goods sold increased by 1.4% from NT$14,906.6 million in 2000 to NT$15,109.5 million in 2001, primarily due to higher depreciation cost from year to year as a result of our additional purchase of wire bonders, particularly for wafer bumping packages, prior to and during 2001. We experienced substantial decreases in gross profit and gross margin in 2001 because of a significant decrease in net operating revenues, resulting from decreases in the unit sales of quad flat packages and small outline packages, despite relatively minor increases in the unit sales and average selling prices of ball grid array packages.

     Operating expenses. Operating expenses increased by 43.0% from NT$998.8 million in 2000 to NT$1,427.9 million in 2001. Operating expenses as a percentage of net operating revenues increased from 5.3% in 2000 to 8.6% in 2001.

•	Selling expenses. Selling expenses decreased by 29.7% from NT$348.8 million in 2000 to NT$245.1 million in 2001 due largely to the fact that commissions paid to Siliconware U.S.A. Inc., a wholly-owned subsidiary of our company since August 2001, has been eliminated for consolidated purpose in 2001.

•	Administrative expenses. Administrative expenses increased by 77.5% from NT$381.2 million in 2000 to NT$676.7 million in 2001 due to increases in depreciation due to the purchase and enhancement of computer systems and equipment used for administrative purposes.

•	Research and development expenses. Research and development expenses increased by 88.2% from NT$268.9 million in 2000 to NT$506.1 million in 2001 due to:

•	increases in the hiring of additional research and development personnel and the purchase of equipment for research and development purposes; and

•	royalty payment for our flip chip technology.

•	Operating income and operating margin. We generated operating income of NT$2,940.4 million and operating margin (operating income as a percentage of net operating revenues) of 15.6% in 2000 while we recorded an operating loss of NT$7.0 million and a negative operating margin in 2001. The reverse between these two periods was primarily due to a decrease in net operating revenues and increases in our cost of goods sold and operating expenses.

     Net non-operating income (loss). Net non-operating income was NT$254.8 million in 2000, compared with a net non-operating loss of NT$1,474.6 million in 2001. The reasons for the reversal were primarily due to:

•	an investment loss of NT$1,198.8 million in 2001 attributable principally to investment losses in CAESAR and ChipMOS, compared with an investment income of NT$191.9 million in 2000 primarily as a result of our investment in ChipMOS; and

•	an increase of NT$338.8 million in net interest and other expenses from year to year largely due to the increase in long-term debt.

     Income tax benefit. We recognized an income tax benefit of NT$26.2 million and NT$282.6 million in 2000 and 2001, respectively, because of the deferred tax benefit on certain tax credits primarily resulting from the purchases of certain machinery and equipment, expenditures on research and development and personnel training. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely not be realized.

     Net Income. As a result of the factors discussed above, net income was NT$3,221.4 million in 2000, compared with a net loss of NT$1,183.2 million in 2001.

Summary Unaudited Historical Quarterly Results of Operations

     The unaudited unconsolidated financial data of Siliconware Precision shown below for the eight fiscal quarters ended December 31, 2002 was prepared under ROC GAAP governing interim financial reporting. The preparation of the unaudited financial data presented below differs from the preparation of the consolidated financial data and financial statements included elsewhere in this annual report because, pursuant to the “Rules Governing Preparation of the Financial Statements by Securities Issuers” issued by the Securities and Futures Commission of the ROC, it does not consolidate the financial results of Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, our subsidiaries. In addition, the net incomes for the quarters ended March 31, 2001, September 30, 2001, March 31, 2002 and September 30, 2002, did not generally recognize, pursuant to ROC SFAS No. 23 “Disclosure and Presentation for Interim Financial Reporting,” any income (loss) in investee companies in which we owned 20% to 50% voting right. Such income (loss) were recognized on a semi-annual basis in the quarters ended June 30, 2001, December 31, 2001, June 30, 2002, and December 31, 2002, thereby creating a difference in net income (loss) between ROC GAAP and US GAAP. See “—US GAAP Reconciliation” for a description of other differences between ROC GAAP and US GAAP. Accordingly, the unaudited unconsolidated financial data shown below are not indicative of the results of operations for Siliconware Precision on a consolidated basis and do not conform to US GAAP.

     Our results of operations have varied and may continue to vary from quarter to quarter and are therefore not necessarily indicative of the results for the full fiscal year or for any future period. Our future revenues and results of operations may vary significantly due to a combination of factors, including the factors described in “Item 3. Key Information—D. Risk Factors—Our operating results fluctuate significantly, which may affect the value of your investment.” In addition, we believe that you should not rely on period-to-period comparisons as an indication of our future performance.

     We believe that we have included in the amounts stated below all necessary adjustments, consisting only of normal recurring adjustments, to fairly represent our selected quarterly data. You should read our selected quarterly data in conjunction with our financial statements and the notes thereto included elsewhere in this annual report.

	Quarter ended

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002

	(unaudited) (unconsolidated)
Net operating revenues	4,558	3,480	3,804	4,688	5,252	5,398	5,510	6,139
Cost of goods sold	(3,919)	(3,323)	(3,569)	(4,299)	(4,699)	(4,853)	(5,046)	(5,612)
Gross profit	639	157	235	389	553	545	464	527
Operating expenses	(351)	(364)	(339)	(343)	(370)	(355)	(372)	(437)
Operating income (loss)	288	(207)	(104)	46	183	190	92	90

     B.     Liquidity and Capital Resources

     We need cash primarily for capacity expansion, equipment purchases and working capital. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our expansion plans. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our services and products, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Other than as described in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

     As of December 31, 2002, our primary source of liquidity was NT$5,969.6 million (US$172.0 million) of cash and cash equivalents. As of December 31, 2002, we had total availability under existing short-term lines of credit, trade facilities and short-term commercial paper facilities of NT$6,351.8 million (US$183.0 million) available from seven domestic and foreign financial institutions, of which we had borrowed NT$1,137.5 million (US$32.8 million). The weighted average interest rate for borrowings denominated in NT dollars under these facilities was 3.0% as of December 31, 2002, and ranged from 2.325% to 3.400% per year between January 1, 2002 and December 31, 2002. All of our short-term loans are revolving facilities with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. None of our current short-term commercial paper facilities has received a credit rating. As of December 31, 2002, we had a total amount of NT$499.8 million (US$14.4 million) outstanding under these short-term commercial paper facilities. The weighted average annual effective interest rate under these facilities was 2.35% as of December 31, 2002, and ranged from 2.05% to 3.10% annually between January 1, 2002 and December 31, 2002. Our obligations under our short-term loan and commercial paper facilities are unsecured. We believe that our existing credit lines under our short-term loan and commercial paper facilities, together with cash generated from our operations, are sufficient to finance our current working capital needs.

     As of December 31, 2002, we had outstanding long-term borrowings of NT$9,171.7 million (US$264.3 million) owed to 30 domestic financial institutions under 33 credit facilities. The interest rates of these long-term borrowings denominated in NT dollars are variable rates, and as of December 31, 2002 ranged from 2.75% to 4.94% per year. We have pledged a substantial portion of our assets, with a carrying value of NT$9,091.3 million (US$262.0 million) as of December 31, 2002, to secure our obligations under these three facilities.

     Our long-term foreign debts consist of US$138.0 million of the convertible bonds due 2004 we issued in 1997, and US$200 million zero coupon convertible bonds due 2007 we issued in early 2002. As of December 31, 2002, we had redeemed and cancelled the bonds at the principal amount of US$135.5 million of the convertible bonds due 2004 and the remainder of the bonds at the principal amount of US$2.5 million had been converted into 1,225 thousand shares of our company. On January 28, 2002, we issued another series of convertible bonds in the amount of US$200 million due 2007, the proceeds of which were used to purchase raw materials and to finance the exercise of the put options by bondholders on July 21, 2002 with respect to, and for our repurchase of, the convertible bonds due 2004. The zero coupon convertible bonds due 2007 are convertible into our shares or ADSs. None of these convertible bonds had been converted as of December 31, 2002. These bonds are scheduled to mature in January 2007 and will be redeemable by us at the option of the bondholder on July 28, 2004.

     We entered into a multiple purpose credit facility on December 26, 2001 in the aggregate principal amount of NT$3,470 million (US$99.1 million) for the purposes of (i) refinancing certain of our long-term indebtedness at a lower interest rate and (ii) buying back the convertible bonds due 2004 in any amount at any time after the closing of the offering of our convertible bonds due 2007, or meeting our cash requirement in the event that holders of the convertible bonds due 2004 exercise their put options on July 21, 2002. This facility consists of: (i) secured corporate bonds due 2005 in the aggregate amount of NT$800 million issued between January 16, 2002 and January 18, 2002, which are guaranteed by several banks, including ABN-AMRO Rothschild, Taiwan branch, each with the maturity date of January 18, 2005, (ii) a medium-term loan facility in the amount of NT$1.17 billion, and (iii) a NIF commercial paper facility in the amount of NT$1.5 billion renewable until January 18, 2005 each for a period not to exceed 180 days. The extent to which we will draw on this facility will depend on interest rates, exchange rates and other relevant factors, including whether we should exhaust the proceeds of our convertible bonds due 2007 before we apply the proceeds of the credit facility in the event that certain of the holders of the convertible bonds due 2004 exercise their put options on July 21, 2002. As of December 31, 2002, we had drawn NT$1,015 million (US$29.3 million) from this facility to redeem our convertible bonds due 2004, and NT$2,455 million (US$70.8 million) for our working capital purposes.

     Due to rapid changes in technology in the semiconductor industry, we frequently need to invest in new manufacturing technologies. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all.

     Set forth below are the aggregate amounts, as of December 31, 2002, of our future cash payment obligations under our existing debt arrangements.

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in NT$ millions)
Short-term borrowings	801.8	801.8
Long-term debt(1)	6,121.7	1,916.2	4,205.5	—	—
Other long-term obligations(2)	3,050.0	250.0	2,800.0	—	—

Total contractual cash obligations	9,973.5	2,968.0	7,005.6	—	—

(1)	Includes principal payment obligations only, as our interest obligations relating to the majority of our long-term debt are floating rate obligations.

(2)	Includes our payment obligations under the long-term commercial paper facilities we established in December 31, 2001, but excludes our payment obligation under the convertible bonds due 2004, because we cannot determine the number of bondholders that will elect conversion or early redemption of their bonds within the periods specified above.

     In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are determined based on net sales of our products.

     We have entered into agreements with third parties in connection with our expansion plans in the aggregate amount of approximately NT$571.3 million. As of December 31, 2002, we had outstanding obligations of approximately NT$159.8 million (US$4.6 million) pursuant to these agreements. We do not have any written options on nonfinancial assets.

     Our long-term loan and commercial paper facilities include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2001, we complied with all financial covenants of existing facilities.

     Net cash provided by (used in) operating activities amounted to NT$5,021.2 million in 2000, NT$4,944.3 million in 2001 and NT$5,006.2 million (US$144.3 million) in 2002. Our depreciation and amortization was NT$2,257.0 million in 2000, NT$4,322.6 million in 2001 and NT$4,901.7 million (US$141.3 million) in 2002. The increases in depreciation and amortization were primarily due to increased capital investment in package service-related capital equipment. See “—Results of Operations.” Net cash used for investing activities was NT$8,609.2 million in 2000, NT$6,699.9 million in 2001 and NT$8,805.6 million (US$253.8 million) in 2002. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$6,535.2 million in 2000, NT$5,474.2 million in 2001 and NT$6,444.5 million (US$185.7 million) in 2002. These capital expenditures were primarily funded with net cash provided by operating activities.

     Cash provided by financing activities totaled NT$8,553.1 million in 2000 reflecting primarily our issuance of ADSs totaling NT$7,493.7 million. In 2001, cash provided by financing activities was NT$1,499.1 million reflecting primarily our borrowing of short-term loans of NT$7,305.9 million and long term loans of NT$4,421.1 million, the repayments of short-term loans of NT$7,487.1 million and long-term loans of NT$301.0 million and early redemption of convertible bond due 2004 of NT$1,917.3. In 2002, cash provided by financing activities was NT$3,459.1 million (US$99.7 million) reflecting primarily our issuance of US$200 million zero coupon convertible bonds due 2007 in 2002, partially offset by our redemption of the remaining outstanding convertible bonds due 2004 in the amount of US$94.0 million.

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity in Taichung, Hsin-Chu and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.”

     We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the Republic of China government related to the transfer of legal title. As of December 31, 2001 and 2002 we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2001 and 2002, outstanding balances of prepayments for purchases of equipment amounted to NT$2,199.6 million and NT$735.7 million (US$21.2 million), respectively.

     We expect our capital expenditures to be approximately range from NT$3,000 million to NT$5,000million for 2003, which we expect to use primarily to purchase equipment to expand our existing plants. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. We frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

Transactions with Related Parties

     We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for him to provide services not within his capacity as a director, supervisor or executive officer of the company.

     We have, from time to time, purchased raw materials and sold our services and products to our affiliated companies. We believe that these transactions with related parties have been conducted on arm’s-length terms, or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Inflation/Deflation

     The inflation rate in Taiwan was 1.3% in 2000, (0.01)% in 2001 and (0.2)% in 2002. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

     The corporate income tax rate in Taiwan which applies to us is 25%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of global depository receipts in 1995 to purchase packaging equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this packaging equipment. As a result, we began to use these exemptions in 1998. These tax exemptions resulted in tax savings of approximately NT$159.6 million in 2000. Because we incurred net loss for income tax return purposes in 2001 and 2002, we cannot take advantage of these tax exemptions for year 2001 and 2002. These tax exemptions expired at the end of 2002. We are also entitled to apply for exemptions from income taxes for the proceeds of

ADSs we issued in early 2000. We intend to begin using these exemptions in year 2003 or year 2004 for a period of five years. The ROC government enacted new tax regulations applicable to several industries, including the semiconductor industry. The new regulations exclude certain products in the semiconductor industry, including some of our products, from these tax exemptions. For example, our quad flat packaging products and small outline packaging products would no longer be tax-exempt. However, our other products and services, including our substrate packaging products and test services, are expected to continue to enjoy tax exemptions under the new regulations.

     We also benefit from other tax incentives generally available to technology companies, including tax credits of no more than 35% for research and development and employee training expenses and tax credits ranging from 5% to 20% for investment in automation equipment and technology and certain qualifying investments. According to the amended Statute for Upgrading Industries and relevant regulations effective in 2002, the tax credit for research and development and employee training expenses is 30%. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$376.2 million, NT$12.3 million and nil in 2000, 2001 and 2002, respectively. In 2000, 2001 and 2002, our effective income tax rates were -1.0%, -19.07% and -51.95%, respectively as tax benefits more than offset income taxes payable. According to the ROC tax credit rules, we currently enjoy a tax credit of 13% for the purchase of equipment.

     In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of ROC companies. Under the amendment, all retained earnings generated beginning January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed a 10% retained earning tax. As a result, if we do not distribute all of our annual retained earnings as dividends in the following year, our effective tax rate would exceed 25%.

US GAAP Reconciliation

     Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 26 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.

     Reconciliation of consolidated net income:

	For the years ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

	(in millions)
Net income as reported under ROC GAAP	3,221	(1,183)	425	12
US GAAP adjustments:
Compensated absences	(2)	(3)	(7)	–
Compensation	(997)	(257)	–	–

	For the years ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

	(in millions)
Earthquake losses	53	–	–	–
Goodwill amortization	–	(542)	–	–
Impairment on long-term investments			(213)	(6)
Embeded derivative			(53)	(2)
Marketable securities			(6)	–
Equity investments:
Timing differences	5	(15)	(362)	(11)
Net income/(loss) variance between US GAAP and ROC GAAP	(43)	54	22	1
Accounting for income in preferred stock	(3)	(34)	(45)	(1)
Technology and know-how contributed to a joint venture investee	(31)	(31)	(6)	–

	(1,018)	(828)	(670)	(19)
Taxation effect	(221)	221	22	1

Net income under US GAAP	1,982	(1,790)	(223)	(6)

     Reconciliation of consolidated shareholders’ equity:

	As of December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

	(in millions)
Total shareholders’ equity as reported Under ROC GAAP	27,856	26,046	26,179	754
US GAAP adjustments:
Compensated absences	(9)	(13)	(20)	(1)
Compensation	(314)	–	–	–
Impairment on long-term investments	–	–	(213)	(6)
Embeded derivative	–	–	(53)	(2)
Earthquake losses	–	–	–	–
Equity investments:
Timing differences	6	(9)	(372)	(11)
Net income variance between US GAAP and ROC GAAP	51	104	126	4
Accounting for income in preferred stock	39	(14)	(66)	(2)
Technology and know-how contributed to a joint venture investee	(167)	(198)	(204)	(6)
Marketable securities	46	542	(14)	—
Acquisition of Siliconware Corp.	5,415	4,873	4,873	141
Taxation effect	(218)	4	26	1

Shareholders’ equity under US GAAP	32,705	31,335	30,262	872

     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 26 to our consolidated financial statements included elsewhere in this annual report.

Employee Bonuses

     Certain employees of our company are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with ROC regulations and our articles of incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are in the form of our shares, the amount charged against retained earnings is based on the par value of the shares issued. Under US GAAP, any employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid in capital.

Equity Investments

     Under the equity method, our proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if financial statements of an investee are not sufficiently timely for us to apply the equity method in the current period and such equity interests are below certain materiality threshold, we are permitted to delay the recognition of income (loss) until the subsequent year. US GAAP, however, does not allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP adjustment deducts the delayed income from subsequent year’s net income and adds it back to the prior year to arrive at net income under US GAAP.

     Our proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP.

     Under ROC GAAP, when an investment is made in non-accumulative, convertible preferred shares, investment income is recognized for the amount of actual dividends when dividends are declared. Investment loss is recognized to the extent that the investee’s net book value is less than our liquidation preference. Under US GAAP, we recognize the proportionate share of both the investee’s income and losses.

     Under a joint venture agreement with Mosel Vitelic Inc., we contributed cash as well as technological know-how in exchange for an equity interest in ChipMOS. Under ROC GAAP, we recognized as initial cost of investment for cash and the value of know-how contributed. Under US GAAP, the technological know-how transfer is not valued and not recognized as cost of investment.

Taxation Effect

     Under ROC GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the period when the amount of undistributed earnings is determined. In addition, the effect of the 10% tax on temporary differences is not recognized for ROC GAAP purposes. Under US GAAP, the 10% tax on undistributed earnings is accrued in the period during which related income is generated and the impact of the 10% tax is measured for both current and deferred tax perspectives.

Goodwill Acquired through Acquisition

     The fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corp. on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded under ROC GAAP. Under US GAAP, the acquisition has been accounted for using the purchase method of accounting, and the purchase price was determined using the market value of our shares issued in connection with the acquisition. The difference between the fair value of our shares issued in connection with the acquisition and the fair value of the net assets acquired results in goodwill. Goodwill is amortized on a straight-line basis over ten years.

     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2003. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2003 and concluded that there was no impairment.

Impairment of Long-lived Assets

     There are no specific standards under ROC GAAP that address impairment of long-lived assets. US GAAP, however, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2002, several of our investees accounted for under the equity method, including ChipMOS Technologies Inc., Double Win Enterprise Co., Ltd. and Artest Corporation, incurred significant losses since the dates of our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$212.6 million (US$6.1 million) on these long-term equity investments and wrote off the carrying value of the investments to their fair value.

Embedded Derivatives

     Under ROC GAAP, investment in convertible or exchangeable bonds is carried at the lower of cost of market value. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for separately as a derivative instrument. The bifurcated derivative would be measured at fair value with changes in fair value reported in earnings as they occur. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

Stock Dividends

     Under ROC GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$19,268.6 million on December 31, 2002. This adjustment has no effect on our shareholders’ equity.

Recent Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 146, or SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS No. 146 will have a material impact on our financial position or results of operations.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, or SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure–An Amendment of FASB Statement No. 123.” SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, or SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect that the adoption of SFAS No. 148 will have a material impact on our financial position or results of operations, although SFAS No. 148 may impact the disclosure of future stock-based compensation.

     In November 2002, the FASB issued Interpretation No. 45, or FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not believe the adoption of FIN No. 45 will have a material impact on our financial position or results of operations.

     In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, or EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe the adoption of EITF 00-21 will have a material impact on our financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, or FIN No.46, “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. We are currently evaluating the effect of adopting FIN No. 46 on our results of operations and financial position.

     On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, or SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stocks and certain options and warrants. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is generally effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the impact that SFAS No. 150 will have on our consolidated financial position and results of operations when adopted.

     C.     Research and Development, Patents and Licenses, etc.

Research and Development

     We focus our research and development efforts on developing new package designs and improving the efficiency and capabilities of our production process technologies. Production process enhancement includes:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancement of the electrical, thermal and reliability performance of semiconductor device packages;

•	reduction of spacing between leads;

•	reduction of the height of gold wire used in the wirebonding process;

•	increasing packaging yields;

•	shortening cycle times; and

•	investigating the use of new or replacement raw materials.

     We believe that technology development is one of the key success factors in the semiconductor packaging and test industry. We work with our customers, equipment manufacturers and materials suppliers to develop advanced processing capabilities and materials for use in our production process. For example, we are currently conducting a research project with Kinsus Interconnect Technology Corp., a substrate developer in Taiwan, to develop the advanced flip chip substrate technology. In addition, we and Sumitomo Bakelite Co., Ltd., a raw material supplier in Japan, are jointly developing low cost and high performance underfill materials. Moreover, we work with customers including Xilinx, Inc. early in the process of wafer design to ensure that their packaging needs are met and that our packaging products provide our customers with the flexibility they require when designing their products.

     Our research and development personnel are divided among our design department, characterization department and product development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. For 2000, 2001 and 2002, we spent NT$268.9 million, NT$506.1 million and NT$507.0 million (US$14.6 million), respectively, on research and development.

     We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer-simulation, and verify their performance by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared with physical test methods.

Intellectual Property

     As of December 31, 2002, we had been granted 200 Taiwan patents and 96 U.S. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2002, we also had a total of 112 pending patent applications in the United States, 85 in Taiwan and 56 in the People’s Republic of China. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

     We have licensed from Motorola, Inc. and NEC Corporation various BGA technologies for which we make royalty payments based upon the number of pads or balls used in our packages. We are also implementing new package designs by entering into technology alliances and by licensing leading-edge package technologies, including:

•	Tessera, Inc.’s TCC technology which enables us to produce micro ball grid array products. This license will expire in April 2016.

•	Flip chip package design technology, whereby silicon die is directly attached to the substrate using solder bump rather than wire bonding, from Flip Chip Technologies, L.L.C. A flip chip package can support semiconductor devices with more than 1,000 leads. This license will expire in November 2009.

•	Industrial Technology Research Institute’s thermally enhanced-PBGA technology, which enables us to produce small sized, high speed and high density devices to provide PBGA the capability of spreading heat more effectively. We acquired this license in December 2000.

•	LSI Logic Corporation’s packaging technology pertaining to flip chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001.

•	Flip Chip Technologies, L.L.C.’s flip chip wafer bumping technology and technology of redistributing bond pads on IC using a redistribution layer enables us to facilitate wafer bumping in the manufacturing of flip chip ICs. This license will expire in January 2011.

•	FujiTsu Limited’s electroplating bump technology which enables us to produce a bumped wafer with cost-effective, fine-pitch and high-reliability features instead of screen printing bump to meet current market requirements. This license will expire in December 2007.

     In 2000, 2001 and 2002, ongoing royalty payments to the companies from which we license intellectual property were NT$252.9 million, NT$257.8 million and NT$426.2 million (US$12.3 million), respectively, which accounted for 1.3%, 1.6% and 1.9%, respectively, of our net operating revenues. With the increasing pace of technological change in the semiconductor industry, we expect that royalty payments will increase in the future.

     We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources.

     Although we are not currently and have not been a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If a third party were to bring a valid legal claim against us, we could be required to:

•	discontinue the use of disputed process technologies;

•	pay substantial damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

     D.     Trend Information

     Please refer to “—A. Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2002. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

     E.     Off-Balance Sheet Arrangements

     As of December 31, 2002, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$351.8 million (US$10.1 million). See note 22 to our consolidated financial statements included elsewhere in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

     A.     Directors and Senior Management

     The following table shows information regarding all of our directors, supervisors and executive officers as of May 31, 2003.

				Principal Business
				Activities
				Performed Outside
Name	Age	Position	Years With Us	Our Company

Bough Lin	51	Chairman; Executive Vice President	20	Director of Siliconware Investment Company Ltd., Artest Corporation, Aptos Corporation, ChipMOS Technologies Inc., Phoenix Precision Technology Corporation, SPIL (B.V.I.) Holding Limited and Integrated Technology Express, Inc.
Chi Wen Tsai	55	Vice Chairman; President	20	Director of Siliconware USA, Inc.
Li Ping Wang	48	Director	20	None
Yen Chun Chang	48	Director	20	None
Wen Jung Lin	55	Director Director; Chief	14	None Director of Siliconware USA,
Wen Chung Lin	49	Financial Officer	19	Inc.
Hsiu Li Liu	48	Director	13	None
C.Y. Lin (1)	50	Director	11	None
Johnson Tien (1)	49	Director	7	None
Wen Lung Cheng	55	Supervisor	2	None
Teresa Wang (1)	47	Supervisor	12	Director of Phoenix Precision Technology Corporation
Jerome Tsai (2)	50	Supervisor	6	Director of Sigurd Microelectronics Corp., Universal Communication Technology Inc., ChipMOS Technologies Inc, Double Win Enterprise Co. Ltd., King Yuan Electronics Co. Ltd., TPIC Microelectronics Co. Ltd., Taiwan High-Tech Corporation and NanoDynanics Inc., and supervisor of Phoenix Precision Technology Corporation

(1)	Representing Siliconware Investment Company Ltd.

(2)	Representing Joinwin Investment Company Ltd. Mr. Tsai was officially appointed by Joinwin to be its representative on June 6, 2002.

     Bough Lin is the Chairman of Siliconware Precision. He has been a director of Siliconware Precision since 1984. Mr. Lin is also currently a director of ChipMOS Technologies Inc., Phoenix Precision Technology Corporation, Aptos Corporation, Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited and Integrated Technology Express, Inc., all as a representative of Siliconware Precision. Mr. Lin also serves on the board of Siliconware USA, Inc. as a representative of SPIL (B.V.I.) Holding Limited. Mr. Lin is also the chairman of Phoenix Precision Technology Corporation. In addition, Mr. Lin serves on the boards of Artest Corporation and Integrated Technology Express Inc. as a representative of Siliconware Investment Company Ltd. He graduated from National Chiao Tung University in Taiwan in 1973 with a B.A. degree in electronic physics. In addition, Mr. Lin is a cousin of Messrs. Wen Chung Lin and Wen Jung Lin, all our directors. Wen Lung Cheng, a supervisor of our company, is the brother-in-law of our chairman.

     Chi Wen Tsai is currently the Vice Chairman and President of Siliconware Precision and has been a director of Siliconware Precision since 1984. Mr. Tsai is also a director of Siliconware USA, Inc. as a representative of SPIL (B.V.I.) Holding Limited. He received a B.A. degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.

     Li Ping Wang has been a director of Siliconware Precision since 1984. She graduated from Hsin Min Commerce and Industry College in Taiwan in 1973.

     Yen Chung Chang is a director of Siliconware Precision and one of two officers of our Manufacturing Group. Mr. Chang received a B.A. degree in electronic engineering from Nan Tai College in Taiwan in 1976.

     Wen Jung Lin is a director of Siliconware Precision. Mr. Lin is also currently a director of Ber Gee Brother Co., Ltd. He received a B.A. degree in agriculture from Feng Chia University in Taiwan in 1970. Mr. Lin is a cousin of Mr. Bough Lin, our Chairman. Mr. Lin is also a cousin of Mr. Wen Chung Lin, our director.

     Wen Chung Lin has been a director of Siliconware Precision since 1993. Mr. Lin is also our chief financial officer. Mr. Lin is also a director of Siliconware USA, Inc. Mr. Lin studied in the MBA program of Sanno College in Japan in 1984. Mr. Lin is a cousin of Mr. Bough Lin, our Chairman. Mr. Lin is also a cousin of Mr. Wen Jung Lin, our director.

     Hsiu Li Liu is a director of Siliconware Precision. She received a B.A. degree in international trade from Ming Chuang College in Taiwan in 1975.

     C.Y. Lin has been a Director of Siliconware Precision since June, 2002. Mr. Lin received his B.A degree in Electronic Engineering from Nan-Jeon College.

     Johnson Tien has been a Director of Siliconware Precision since June, 2002. Mr. Tien is senior vice president of our company in charge of the Hsin-Chu branch. He received a B.A degree in industrial engineering from Chung-Yuan Christian University in 1976.

     Wen Lung Cheng has been a Supervisor of Siliconware Precision since June, 2002. Mr. Cheng received a B.A degree in bank and insurance from Tamkang University in Taiwan in 1969. He is the brother-in-law of Mr. Bough Lin, our chairman.

     Teresa Wang has been a Supervisor of Siliconware Precision since June, 2002. Ms. Wang is the chief financial officer of Phoenix Precision Technology Corporation. She received a B.A degree in accounting and statistics from Ming Chuang College in 1978.

     Jerome Tsai has been a Supervisor of Siliconware Precision since June, 2002. He received his Bachelor’s degree in statistics from National Cheng Kung University and a Masters degree in Management of Technology from National Chiao Tung University.

     B.     Compensation of Directors, Supervisors and Executive Officers

     The following table sets forth cash and other compensation paid to our directors and supervisors in 2002 in the capacities indicated below in that fiscal year.

		Compensation in the	Other
		Form of Cash	Compensation(1)
Name	Position	(in NT$ thousands)	(in NT$ thousands)

Bough Lin	Chairman	30	3,250 (1)
Chi Wen Tsai	Vice Chairman; President	30	3,250 (1)
Li Ping Wang	Director	30
Yen Chun Chang	Director	30
Wen Jung Lin	Director	30
Wen Chung Lin	Director; Chief Financial Officer	30
Hsiu Li Liu	Director	30
C.Y. Lin	Director	15
Johnson Tien	Director	15
Wen Lung Cheng	Supervisor	15
Teresa Wang	Supervisor	15
Jerome Tsai	Supervisor	15

(1)	Representing cost of providing transportation.

     C.     Board Practices

     All of our directors and supervisors were elected on June 3, 2002 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment. As permitted by law in Taiwan, our board does not maintain an audit committee or remuneration committee.

     D.     Employees

     As of December 31, 2002, we had 8,153 full-time employees. Of these employees, 4,608 were engaged in packaging and test production, 2,012 were engaged in engineering and other technical operations and 1,533 were engaged in finance, business management and administration.

     Employee salaries are reviewed once a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition,

Taiwan law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

     Our employees participate in our profits distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. Due to the company’s net loss in 2001, we did not pay any employee bonus in 2002.

     We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees.

     E.     Share Ownership

     Each of our directors, supervisors and executive officers holds our shares, either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of December 31, 2002.

		Number of Shares	Percentage of
Name	Position	Owned	Shares Owned

Bough Lin	Chairman	70,080,423	3.72%
Chi Wen Tsai	Vice Chairman; President	32,203,272	1.71%
Li Ping Wang	Director	42,037,367	2.23%
Yen Chun Chang	Director	12,619,327	— (1)
Wen Jung Lin	Director	6,099,115	— (1)
Wen Chung Lin	Director; Chief Financial Officer	29,583,161	1.57%
Hsiu Li Liu	Director	12,527,237	— (1)
C.Y. Lin(2)	Director	27,015,776	1.43%
Johnson Tien(2)	Director	—	—
Wen Lung Cheng	Supervisor	8,306,594	— (1)
Teresa Wang(2)	Supervisor	—	—
Jerome Tsai(3)	Supervisor	2,500,000	—

(1)	Less than 1%.

(2)	Representing Siliconware Investment Company Ltd.

(3)	Representing Joinwin Investment Company Ltd.

Item 7. Major Shareholders and Related Party Transactions

     A.     Major Shareholders

     The following table presents information known to us concerning the record ownership of our shares as of December 31, 2000, 2001 and 2002 by (i) the ten largest shareholders of our company (as of December 31, 2002) and (ii) all directors, supervisors and executive officers as a group. Other than Citibank as the record owner of our American depositary shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	As of December 31, 2000		As of December 31, 2001		As of December 31, 2002

	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
Name of beneficial owner	owned	owned	owned	owned	owned	Owned

Citibank(1)	183,650,172	11.31%	124,776,936	7.69%	99,194,619	5.26%
Bough Lin(2)	59,496,065	3.66%	60,856,265	3.75%	70,080,423	3.72%
Directorate General of Postal Remittances and Savings Banks	28,602,337	1.76%	65,047,337	4.01%	51,534,200	2.73%
Emerging Imarket Growth Fund	—	—	—	—	50,667,000	2.69%
Kuming Investment Company Ltd.(3)	33,807,884	2.08%	43,055,200	2.65%	48,583,204	2.58%
Li Ping Wang(4)	38,935,264	2.40%	38,897,264	2.40%	42,037,367	2.23%
Chi Wen Tsai	29,940,063	1.84%	34,408,272	1.83%	33,895,272	1.80%
Siliconware Investment Company Ltd.(5)	23,594,565	1.45%	27,015,776	1.43%	27,015,776	1.43%
Wen Chung Lin(6)	26,186,167	1.61%	30,583,161	1.62%	26,186,167	1.39%
Chung Li Lin(7)	22,088,769	1.36%	25,797,125	1.37%	25,797,125	1.37%
Directors, supervisors and executive Officers as a group	236,861,089	14.59%	266,694,438	14.15%	243,002,272	14.32%

(1)	as record owner of our American depositary shares.

(2)	Mr. Lin is a cousin of Mr. Wen Jung Lin, the ownership of whom in our company is disclosed below. In addition, Mr. Lin is a son of Mr. Chung Li Lin, the ownership of whom in our company is disclosed below.

(3)	The president of Kuming Investment Company Ltd. is the husband of Ms. Li Ping Wang, the ownership of whom in our company is disclosed below.

(4)	Ms. Wang’s husband also serves as the president of Kuming Investment Company Ltd., the ownership of which in our company is disclosed above.

(5)	a wholly-owned subsidiary of our company.

(6)	Mr. Lin is a cousin of Mr. Bough Lin, the ownership of whom in our company is disclosed above. In addition, Mr. Lin is a nephew of Mr. Chung Li Lin, the ownership of whom in our company is disclosed below.

(7)	Mr. Lin is the father of Mr. Bough Lin, the ownership of whom in our company is disclosed above. In addition, Mr. Lin is an uncle of Mr. Wen Chung Lin, the ownership of whom in our company is disclosed above.

     None of our major shareholders have different voting rights from those of other shareholders.

     As of May 31, 2003, a total of 13,958,690 ADSs and 1,853,907,683 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC person are required to hold these commons shares through a brokerage or custodial account in the ROC. As of May 31, 2003, 69,793,450 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of May 31, 2003, 69,792,880 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

     None of our major shareholders have different voting rights from those of other shareholders.

     B.     Related Party Transactions

Related Party Transactions Policies

     We from time to time have engaged in a variety of transactions with our affiliates. We conduct transactions with our affiliates on terms substantially as favorable to us as would be obtainable at the time in a comparable arm’s-length transaction with non-affiliate.

ChipMOS Technologies Inc.

     Prior to 2002, we provide packaging services to ChipMOS. These packaging services were rendered directly to ChipMOS’s customers through customer referrals from ChipMOS. In 2001, we had total sales to ChipMOS of NT$3.9 million.

     We are obligated under a joint venture agreement with Mosel Vitelic Inc. to severally guarantee up to 30% of ChipMOS’s indebtedness if ChipMOS require a guarantee to secure financing. We currently do not guarantee any of ChipMOS’s indebtedness. Our director, Mr. Bough Lin, is a director of ChipMOS. One of our supervisors, Mr. Jerome Tsai, is a director of ChipMOS.

Phoenix Precision Technology Corporation

     We purchased semiconductor raw materials from Phoenix Precision Technology Corporation totaling NT$1,051.1 million, NT$1,353.9 million and NT$1,716.3 million (US$49.5 million) in 2000, 2001 and 2002, respectively. The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of completion of service or purchase. As of December 31, 2001 and 2002, we owed NT$162.8 million and NT$195.0 million (US$5.6 million), respectively, in accounts payable to Phoenix Precision Technology.

     Our director, Mr. Bough Lin, is Chairman of Phoenix Precision Technology. Two of our supervisors, Ms. Teresa Wang and Mr. Jerome Tsai, are a director and a supervisor, respectively, of Phoenix Precision.

CAESAR Technology Inc.

     In 2001 and 2002, we purchased machinery and equipment from CAESAR totaling NT$70.5 million and NT$59.5 million (US$1.7 million) before tax, respectively.

     C.     Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

     A.     Consolidated Statements and Other Financial Information

     Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

     B.     Significant Changes

     Our net operating revenues on a non-consolidated basis for the first five months of 2003 amounted to NT$9,972.0 million, representing a 13.4% increase from NT$8,792.0 million of our net operating revenues on a non-consolidated basis for the first five months of 2002. Our net operating revenues for the first five months of 2003 are not indicative of our financial performance on either a non-consolidated or a consolidated basis for the remaining months of 2003. In addition, we cannot predict whether the demand for our products and services will continue to improve in the near future.

Item 9. The Offer and Listing

     A.     Offer and Listing Details

Market Price Information for Our Shares

     Our shares have been listed on the Taiwan Stock Exchange since April 7, 1993. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares and the highest and lowest of the daily closing values of the Taiwan Stock Exchange Index.

	Closing Price for Each		Average	Taiwan Stock Exchange
	Share1(1)		Daily	Index

	High	Low	Trading	High	Low

	NT$	NT$	Volume

			(in thousands
Period			of shares)
1998:
First Quarter	46.71	30.68	22,559	9,277.09	7,375.14
Second Quarter	47.17	28.71	23,691	9,266.68	7,117.11
Third Quarter	38.62	27.03	17,762	8,047.67	6,251.38
Fourth Quarter	41.73	27.03	14,936	7,435.84	6,418.43
1999:
First Quarter	46.71	34.57	15,574	7,043.23	5,474.79
Second Quarter	52.10	33.95		8,608.91	7,018.68
Third Quarter	55.33	36.39	20,970	8,593.35	6,823.52
Fourth Quarter	61.29	38.69	17,315	8,448.84	7,362.69
2000:
First Quarter	59.76	43.67	17,899	10,202.20	8,536.05
Second Quarter	56.69	47.50	17,491	10,186.17	8,120.89
Third Quarter	54.39	26.46	13,278	8,643.21	6,155.65
Fourth Quarter	29.69	15.55	19,655	6,425.09	4,555.91
2001:
First Quarter	27.07	16.59	27,121	6,104.24	4,894.79
Second Quarter	25.85	16.59	16,966	5,608.50	4,768.50
Third Quarter	23.00	14.25	11,845	4,886.86	3,493.78
Fourth Quarter	30.90	16.20	14,750	5,521.24	3,446.26
2002:
First Quarter	35.70	24.90	21,953	6,242.64	5,488.33
Second Quarter	38.4	21.9	17,157	5,071.60	6,462.30
Third Quarter	26.2	16.7	14,925	4,185.95	5,416.50
Fourth Quarter	21.7	15.6	19,606	4,823.67	3,850.04
December	21.7	16.7	17,881	4,832.67	4,452.45
2003:
First Quarter	18.6	15.6	16,648	5,078.80	4,260.45
January	17.2	19.5	18,189	5,078.80	4,524.87
February	17.3	15.6	15,710	4,833.58	4,432.46
March	18.6	15.6	15,967	4,599.25	4,260.45
Second Quarter (through May 31)
April	18.4	16.1	14,934	4,658.30	4,139.50
May	17.7	16.3	13,617	4,555.90	4,187.82

Sources: Taiwan Stock Exchange Statistical Data 1998-2003, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

     There is no public market outside Taiwan for our shares. The Taiwan Stock Exchange has experienced significant fluctuations in the prices of listed securities and there are currently limits on the range of daily price movements.

Market Price Information for Our American Depositary Shares

     Our ADSs have been listed on the Nasdaq Stock Market’s National Market since June 7, 2000. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Nasdaq Stock Market’s National Market.

	Closing Price		Average Daily
	for Each ADS (1)		Trading Volume

	High	Low
Period	US$	US$

2000:
June (since June 7)	10.130	9.130	578,683
Third Quarter	9.940	4.590	362,556
Fourth Quarter	4.750	2.400	395,444
2001:
First Quarter	4.150	2.460	372,579
Second Quarter	3.890	2.480	197,467
Third Quarter	3.470	2.040	160,168
Fourth Quarter	4.340	2.440	271,024
December	4.340	3.500	527,360
2002:
First Quarter	5.200	3.630	469,277
Second Quarter	5.480	3.375	515,089
Third Quarter	3.960	2.400	368,135
Fourth Quarter	3.090	2.230	242,027
December	3.090	2.400	247,810
2003:
First Quarter	2.850	2.190	230,100
January	2.850	2.400	267,543
February	2.480	2.190	208,589
March	2.650	2.260	212,119
Second Quarter (through May 31)
April	2.699	2.350	191,790
May	2.620	2.300	335,988

Sources: NASDAQ Stock Exchange.

(1)	As reported.

     B.     Plan of Distribution

     Not applicable.

     C.     Markets

     Not applicable.

     D.     Selling Shareholders

     Not applicable.

     E.     Dilution

     Not applicable.

     F.     Expenses of the Issue

     Not applicable.

Item 10. Additional Information

     A.     Share Capital

     Not applicable.

     B.     Memorandum and Articles of Association

     The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by Taiwan law and our articles of incorporation.

Objects and Purpose

     The scope of business of our company as set forth in Article 2 of our articles of incorporation includes:

(a)	The production, processing, and purchase and sale of products including integrated circuit, transistor, light emitting diode digital display, light emitting diode display lamp, liquid crystal clock core, photo diode, hybrid circuit, and thin film circuit and thick film circuit; and

(b)	The import and export of the products mentioned in the preceding paragraph.

Directors

     The Taiwan Company Law and our articles of incorporation provide that our board of directors are elected by shareholders and is responsible for the management of our business. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors, and also has the authority to represent us. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The next election for all of the directors and supervisors is expected to be held in June 2005. In addition, our shareholders also elect three supervisors whose duties include investigating our business and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for the benefit of the shareholders, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors cannot concurrently serve as our directors or officers. A person may serve as our director or supervisor in his personal capacity or as the representative of one of our shareholder entities. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor.

Shares

     As of May 31, 2003, our authorized share capital was NT$26 billion, divided into 2.6 billion shares of which NT$18,539,076,830, divided into 1,853,907,683 shares, were issued and outstanding. In January 2002, we issued US$200 million of zero coupon convertible bonds, all of which remained outstanding as of May 31, 2003. These bonds are convertible into 42,553,191 ADSs or 212,765,955 shares, or a combination of ADSs and shares. Other than our shares and our convertible bonds, we do not have any other equity interests outstanding as of the date of this annual report.

     All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying your ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally may not directly acquire our shares except under limited circumstances as permitted by ROC law. Except for the 31,266,000 shares of treasury stock, which we hold for employee bonuses, we did not directly hold any of our own shares as of May 31, 2003.

New Shares and Preemptive Rights

     New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the Securities and Futures Commission and the Ministry of Economic Affairs. According to the ROC Company Law, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

Shareholders

     We only recognize persons registered in our register as our shareholders. We may set a record date and close our register of shareholders for specified periods to determine which shareholders are entitled to various rights pertaining to our shares.

Transfer of Shares

     Under the ROC Company Law, as amended effective November 14, 2001, a public company, such as us, may issue individual share certificates, one master certificate or no certificate at all to evidence common shares. Shares in registered form are transferred by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Chinatrust Commercial Bank. If we decide to issue one master certificate or no share certificates at all, the transfer of our shares will be carried out on the book-entry system maintained by Taiwan Securities Central Depository Co., Ltd.

Shareholders’ Meetings

     We are required to hold an annual ordinary shareholders’ meeting once every calendar year and within six months after the end of each calendar year. Our board of directors may convene an extraordinary meeting whenever the directors think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting when our board of directors do not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for the benefit of the shareholders. At least 15 days advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Law also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of the whole of the business or assets to any other company which would have a significant impact in our operations, removing directors or the distribution of any stock dividend, a special resolution may be adopted by the holders of at least two-thirds of our shares represented at a meeting of shareholders at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold not less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval.

Voting Rights

     Except for treasury shares, each share is generally entitled to one vote. Except as otherwise provided by law or our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a shareholders’ meeting. The quorum for a shareholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. The election of directors and supervisors by our shareholders may be conducted by means of cumulative voting or other voting mechanisms adopted in our articles of incorporation. In all other matters, a shareholder must cast all his votes in the same manner when voting on any of these matters.

     Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our shares exercised by our shareholders’ proxy are subject to the proxy regulation promulgated by the ROC Securities and Futures Commission.

     Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another shareholder on such matter.

     Any holder of our ADSs generally will not be able to exercise voting rights on the shares underlying its holding of ADSs on an individual basis.

Dividends and Distributions

     We may distribute dividends in any year in which we have current or retained earnings (excluding reserves). Before distributing a dividend to shareholders, we must recover any past losses, pay all outstanding taxes and set aside a legal reserve equivalent to 10% of our net income until our legal reserve equals our paid-in capital.

     At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for their approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our net retained earnings or reserves. Dividends are paid to shareholders proportionately. Dividends may be distributed either in cash or in shares or a combination of cash and shares, as determined by the shareholders at such meeting. Distribution of stock dividends requires approvals from the ROC Securities and Futures Commission and the Ministry of Economic Affairs, as necessary.

     Beginning in 1999, our articles of incorporation provide that our earnings after payment of all income taxes and deduction of any past losses shall be distributed as follows:

•	allocation of 10% of our net income as legal reserve; and

•	payment of 2% of the balance after deducting the 10% legal reserve as remuneration to our directors and supervisors. The remaining amount may be distributed or reserved in a ratio of 10% and 90%, respectively, to our employees as their bonuses and to our shareholders as their dividends.

     Before 1999, our articles of incorporation provided that our earnings after:

•	deduction of any past losses;

•	payment of all income taxes;

•	allocation of 10% of our net income as legal reserve; and

•	allocation of an interest on our capital at a rate not to exceed 3%,

shall be allocated as follows:

(1)	10% is distributable as bonus shares for employees.

(2)	4% is set aside as remuneration of directors and supervisors.

(3)	86% is allocated as a dividend to shareholders.

     In addition to permitting dividends to be paid out of net income, we are permitted under the ROC Company Law to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received if we do not have losses. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and is payable only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

Acquisition of Our Shares by Us

     An ROC company may not acquire its own common shares, except under certain exceptions provided in the ROC Company Law or the ROC Securities and Exchange Law.

     Under Article 28-2 of the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the Securities and Futures Commission, for the following purposes:

•	to transfer shares to our employees;

•	to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	if necessary, to maintain our credit and our shareholders’ interests; provided that the shares so purchased shall be cancelled thereafter.

     In addition, we may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

     We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

Liquidation Rights

     In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Law.

Other Rights of Shareholders

     Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem all their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting shareholders may, among other things, exercise their appraisal rights by notifying us before the related shareholders’ meeting and/or by raising and registering their dissent at the shareholders’ meeting.

     One or more shareholders who have held more than 3% of the issued and outstanding shares for more than one year may require our board of directors to call an extraordinary shareholders’ meeting by sending a written request to our board of directors.

     C.     Material Contracts

License Agreement with Flip Chip

     We entered into a license agreement with Flip Chip Technologies, L.L.C. on November 28, 1999 in which Flip Chip agreed that within thirty days of the effective date of the license agreement, it shall disclose to us certain confidential information regarding certain Flex-on-Cap process to enable us to practice such process on a scale suitable for commercial solder bumping of semiconductor wafers ranging from four inches in diameter to eight inches in diameter on a production basis.

Merger Agreement with Siliconware Corp.

     On August 22, 2000, we entered into a merger agreement with Siliconware Corporation. Pursuant to the merger agreement, Siliconware Corp. would be merged into our company with our company as the surviving entity.

     Pursuant to the agreement, all consideration for this merger was to be paid in the form of our shares. At the share exchange ratio of one Siliconware Corp. share for 0.6 share of our company (except that shares of the parties held by each other would be canceled), we were required to issue an aggregate of 173,711,701 shares with a par value of NT$10 to all Siliconware Corp.’s shareholders.

     We were also required under the merger agreement to assume all the assets and debts of Siliconware Corp. prior to December 30, 2000.

     D.     Exchange Controls

     ROC Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance or by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into ROC by and ROC company or resident individual in a year will be offset by the amount remitted out of ROC by the company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of New Taiwan dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.

     In addition, foreign persons may, subject to certain requirements but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of New Taiwan dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of New Taiwan dollars into other currencies, including US dollars, in respect of the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

     E.     Taxation

     ROC Tax Considerations

     The following summarizes the principal Taiwan tax consequences of owning and disposing of ADSs and shares for non-residents of Taiwan. Investors in our ADSs are advised to consult their own tax advisers as to United States, Taiwan or other tax consequences of the purchase, ownership and disposition of ADSs.

     You will be considered a non-resident of Taiwan for the purposes of this section if:

•	you are an individual and you are not physically present in Taiwan for 183 days or more during any calendar year, or

•	you are an entity and you are organized under the laws of a jurisdiction other than Taiwan and have no fixed place of business or other permanent establishment in Taiwan.

     You should consult your own tax advisers concerning the tax consequences of owning ADSs or shares in Taiwan and any other relevant taxing jurisdiction to which you are subject.

Dividends

     Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not a Taiwan resident in respect of shares represented by ADSs are normally subject to Taiwan withholding tax at the time of distribution. The current rate of withholding for non-residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed in the case of stock dividends. As discussed below in “Tax Reform,” certain of our retained earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings which have been subject to the retained earnings tax, the amount of such tax will be used by us to offset a non-resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax may be less than 20%. It is not clear whether there is any withholding tax with respect to stock dividends declared out of our capital reserve.

     Capital Gains

     Gains realized on securities transactions in Taiwan are exempt from Taiwan income tax. In addition, transfers of ADSs by non-resident holders are not regarded as sales of Taiwan securities and, as a result, any gains on such transactions are currently not subject to Taiwan income tax.

     Securities Transaction Tax

     The Taiwan government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller and is generally equal to 0.3% of the sales proceeds.

     Preemptive Rights

     Distributions of statutory preemptive rights for shares in compliance with the Taiwan Company Law are not subject to Taiwan tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to Taiwan securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to income tax at the rate of:

•	25% of the gains realized for non-Taiwan entities; and

•	35% of the gains realized for non-Taiwan individuals.

     We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Tax Reform

     The Taiwan Income Tax Laws have been recently amended to integrate the corporate income tax and the shareholder dividend tax with the goal of eliminating the double taxation effect.

     Under this amendment, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our shares.

     U.S. Federal Income Tax Considerations For U.S. Persons

     The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that have purchased such shares or ADSs, that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the ROC. You are a U.S. holder if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     This summary is based on current law, which is subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a person liable for alternative minimum tax;

•	a person holding shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

     We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

     If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

     You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

     In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. However, the U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the U.S. Treasury. Deposits or withdrawals of shares by U.S. holders for ADSs will not be subject to U.S. federal income tax.

     Taxation of Dividends

     Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of ROC taxes, any reduction in the amount withheld on account of a ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

     With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation before January 1, 2009, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. We believe that our ADSs, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be regularly tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

     The amount of any dividend paid in a currency other than the United States dollar, which we refer to as “foreign currency,” will equal the US dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the foreign currency is actually converted into US dollars. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, you will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the foreign currency will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

     Subject to certain limitations under the Internal Revenue Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any ROC taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered “passive income” (which also includes certain interest, royalties, rents, annuities or income from property transactions) or, for certain holders, “financial services income.” You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have $300 or less, or $600 or less if you file a joint return, of creditable foreign taxes which you have paid or accrued during the taxable year. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, (2) are obligated to make payments related to the dividends or (3) hold the shares or ADSs in arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

     To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange.

     It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares so received will be determined by allocating the U.S. holder’s basis in the old shares between the old shares and the new shares, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share distribution and any distributions in excess of current and accumulated earnings and profits and distributions of shares generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any ROC withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Taxation of Capital Gains

     Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in US dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and the shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be taxed at a maximum rate of 15%. Your ability to deduct capital losses is subject to limitations.

     If you pay any ROC securities transaction tax, such tax is not treated as an income tax for U.S. federal income tax purposes, and therefore will not be a creditable foreign tax for U.S. federal income tax purposes. However, subject to limitations under the Internal Revenue Code, such tax may be deductible. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

     Passive Foreign Investment Company

     Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company for 2001 and do not expect to become one in the future, although there can be no assurance in this regard.

     In general, a company is considered a passive foreign investment company for any taxable year if either:

•	at least 75% of its gross income is passive income, which is income derived from certain dividends, interest, royalties, rents, annuities or property transactions; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

     The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the passive foreign investment company rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

     In determining that we do not expect to be a passive foreign investment company, we are relying on our projected capital expenditure plans and projected revenue for the current year and for future years. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a passive foreign investment company.

     In addition, the determination of whether we are a passive foreign investment company is made annually. Accordingly, it is possible that we may become a passive foreign investment company in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our shares, a decrease in the price of our shares may result in our becoming a passive foreign investment company.

     If we are a passive foreign investment company for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our shares or ADSs. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     If you hold our shares or ADSs in any year in which we are a passive foreign investment company, you are required to file Internal Revenue Service Form 8621.

     In certain circumstances, a U.S. holder, in lieu of being subject to the passive foreign investment company rules discussed above, may make an election to include gain on the stock of a passive foreign investment company as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income. Under current law, the mark-to-market election may be available to you because the ADSs are listed on the Nasdaq Stock Market’s National Market which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the ADSs will be regularly traded. You should also note that only the ADSs and not the shares are listed on the Nasdaq Stock Market’s National Market. The shares are listed on the Taiwan Stock Exchange and must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

     If you make an effective mark-to-market election, you will include in income each year as ordinary income the excess of the fair market value of your passive foreign investment company shares or ADSs at the end of the year over your adjusted tax basis in the shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

     Your adjusted tax basis in passive foreign investment company shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs cease to be passive foreign investment company stock that is regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

     Alternatively, a U.S. holder of shares or ADSs in a passive foreign investment company can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Internal Revenue Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

     U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding our shares or ADSs if we are considered a passive foreign investment company in any taxable year.

     Information Reporting and Backup Withholding

     In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the shares or ADSs and to the proceeds from the sale of your shares or ADSs paid within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications, you will be subject to backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

     Inheritance and Gift Tax

     As discussed in “—Taiwan Taxation Considerations,” certain ROC inheritance and gift taxes may be imposed on holders of ADSs. You should consult your own tax advisor regarding the effect of such taxes on your particular situation.

     F.     Dividends and Paying Agents

     Not applicable.

     G.     Statement by Experts

     Not applicable.

     H.     Documents on Display

     We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

     The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

     I.     Subsidiary Information

     As of December 31, 2002, we had five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each of which we owned 100% equity interest. The principal activity of Siliconware Investment is to invest in companies mostly in IC design industries. The principal activity of SPIL (B.V.I.) Holding Limited is to own the equity interest in Siliconware U.S.A. Inc and SPIL (Cayman) Holding Limited. The principal activity of Siliconware U.S.A. Inc. is to be our sales agent in the United States. The principal activity of SPIL (B.V.I.) Holding Limited is to own the equity interest in Siliconware Technology (Suzhou) Limited. The principal activity of Siliconware Technology (Suzhou) Limited is the design and manufacture of transistors and electronic components.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business.

Foreign Exchange Risk

     Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2002, sales in the amount of US$368.5 million were denominated in US dollars. In 2002, material purchases from our overseas vendors in the amounts of US$120.5 million and ¥2,279.6 million were denominated in US dollars and the Japanese yen, respectively. As of December 31, 2002, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$167.7 million. As of December 31, 2002, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$224.0 million and of ¥508.3 million, respectively. However, we did not utilize any derivative financial instrument to hedge our currency exposure.

Interest Rate Risk

     Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements.

     The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2002.

					2007 and
Contractual Obligations	2003	2004	2005	2006	thereafter

	(in millions, except percentages)
Long-term debt
US$-denominated debt
Fix rate	—	—	—	—	7,147.8
Interest rate	—	—	—	—	—
NT$-denominated debt
Variable rate	2,166.2	2,059.8	4,082.9	—	—
Average interest rate	3.22%	3.19%	2.9%	—	—
Fix rate	—	—	800.0	—	—
Interest rate	—	—	2.7%	—	—
RMB$-denominated debt
Variable rate	—	—	62.9	—	—
Average Interest rate	—	—	5.35%	—	—
Fair Value	2,166.2	2,059.8	4,882.9	—	6,647.8

Other Market Risk

     In addition to our interests in our joint ventures, we have made investments in equity securities issued by a significant number of private companies related to test and assembly and other related technology industries. As of December 31, 2002, the aggregate carrying value of these investments on our balance sheet was NT$4,139.4 million (US$119.3million). The carrying value of our investments in private companies are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2000, 2001 and 2002.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

     Within 90 days prior to the date of this annual report, our management, under the supervision and with the participation of Mr. Chi Wen Tsai, our president and chief executive officer and Mr. Wen-Chung Lin, our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

     There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert.

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

PART III

Item 17. Financial Statements

     The Registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

     The following is a list of the audited financial statements and reports of independent accountants included in this annual report beginning on page F-1.

INDEX TO THE FINANCIAL STATEMENTS

Page

SILICONWARE PRECISION INDUSTRIES CO., LTD.
Report of Independent Accountants
Consolidated Balance Sheets as of December 31, 2001 and 2002
Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Consolidated Statements of Cash Flows for the years December 31, 2000, 2001 and 2002
Notes to Consolidated Financial Statements
CHIPMOS TECHNOLOGIES INC.
Independent Auditors’ Report
Balance Sheets as of December 31, 2001 and 2002
Statements of Operations for the years ended December 31, 2000, 2001 and 2002 Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 Notes to Financial Statements

Item 19. Exhibit Index

Exhibit
Number		Description of Exhibits

3.1	—	Articles of Incorporation of the Registrant (English translations) [1]

4.1	—	Form of the Second Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts[2]

4.1	—	Agreement for Providing Testing Services with Siliconware Corp. (effective from November 1, 1998 to December 31, 2000) (in Chinese with English translation)[3]

4.2	—	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2002)[4]

4.3	—	Technology Transfer and License Agreement with NEC Corporation (effective from June 23, 1998 to June 22, 2003)[5]

4.4	—	License Agreement with Tessera Inc. (effective from December 31, 1998 to April 19, 2016)[6]

4.5	—	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)[7]

4.6	—	Joint Venture Agreement with Mosel Vitelic, Inc. (in Chinese with English translation)[8]

4.7	—	Trust Deed with Citicorp Trustee Company Limited[9]

4.8	—	Merger Agreement with Siliconware Corp. (in Chinese with English translation)[10]

13.1	—	Certification by our President & Chief Executive Officer pursuant to 18 U.S.C.

[1]	Incorporated by reference to Exhibit 3.1 to the Registrant’s Year 2001 Form 20-F filed with the Commission on June 25, 2002.

[2]	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[3]	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[4]	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[5]	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[6]	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[7]	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[8]	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[9]	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[10]	Incorporated by reference to Exhibit 10.8 to the Registrant’s Year 2000 Form 20-F filed with the Commission on June 29, 2001.

Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	—	Certification by our Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

	By:	/s/ Wen Chung Lin

Name: Wen Chung Lin
Title: Director and Chief Financial Officer

Date: June 26, 2003

CERTIFICATIONS

          I, Chi Wen Tsai, certify that:

     1.     I have reviewed this annual report on Form 20-F of Siliconware Precision Industries Co., Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

By: /s/ Chi Wen Tsai

	Name:	Chi Wen Tsai
	Title:	President; Chief Executive Officer

          I, Wen Chung Lin, certify that:

     1.     I have reviewed this annual report on Form 20-F of Siliconware Precision Industries Co., Ltd.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

By: /s/ Wen Chung Lin

	Name:	Wen Chung Lin
	Title:	Director; Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
     of Siliconware Precision Industries Co., Ltd.

     We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2002, expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of ChipMOS Technologies Inc., an investee accounted for under the equity method. Those statements were audited by other auditors whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the investments in ChipMOS Technologies Inc. which amounted to NT$3,116,299,000 at December 31, 2001, and related investment loss of NT$436,270,000 and investment income of NT$251,212,000 for the years ended December 31, 2000 and 2001, respectively, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with “Rules Governing Examination of Financial Statements by Certified Public Accountants”, generally accepted auditing standards in the Republic of China and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, expressed in New Taiwan dollars, in conformity with the “Rules Governing the Preparation of Financial Statements of Securities Issuers” and accounting principles generally accepted in the Republic of China.

     As discussed in Note 3, commencing from January 1, 2002, the Company delayed the recognition of investment income (loss) for ChipMOS Technologies Inc. under the equity method until the subsequent year.

     Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2002 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2001 and 2002 to the extent summarized in note 26 to the consolidated financial statements.

     January 30, 2003 (except for the information in note 26 for which the date is May 28, 2003)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,

	2001	2002

	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	6,309,963	5,969,646	172,036
Short-term investments	—	47,736	1,376
Notes receivable, net	180,762	127,237	3,667
Accounts receivable, net (Note 5)	3,710,855	4,122,784	118,812
Inventories (Note 6)	1,403,722	1,372,607	39,556
Other current assets (Notes 18 and 21)	412,791	1,087,065	31,327

	12,018,093	12,727,075	366,774

Long-term investments (Note 7)
Long-term investments in stocks	5,984,270	6,361,171	183,319
Long-term investments in bonds	300,000	629,450	18,140
Prepaid long-term investments in stocks	—	899,540	25,923
Allowance for loss on long-term investments	—	(302,780)	(8,725)

	6,284,270	7,587,381	218,657

Property, plant and equipment (Notes 8, 20 and 21)
Cost:
Land	1,712,140	2,094,494	60,360
Buildings	4,087,387	4,809,439	138,601
Machinery and equipment	24,525,012	27,794,516	800,994
Utility equipment	420,814	431,316	12,430
Furniture and fixtures	405,007	355,599	10,248
Other equipment	1,060,258	1,111,815	32,041

	32,210,618	36,597,179	1,054,674
Accumulated depreciation	(12,423,523)	(13,817,625)	(398,203)
Construction in progress and prepayments for equipment	2,886,231	1,114,832	32,128

	22,673,326	23,894,386	688,599

Other Assets
Deferred charges	371,289	616,075	17,754
Deferred income tax asset (Note 18)	1,004,076	1,170,140	33,722
Other assets — others (Note 9)	214,457	240,807	6,940

	1,589,822	2,027,022	58,416

Total assets	42,565,511	46,235,864	1,332,446

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,

	2001	2002

	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Note 21)	790,000	302,000	8,703
Commercial paper	99,894	499,796	14,404
Notes payable	418,007	1,289	37
Accounts payable (Note 20)	961,577	1,358,787	39,158
Income tax payable (Note 18)	702	49,581	1,429
Accrued expenses	602,988	715,942	20,632
Other payables (Note 10)	1,113,678	706,330	20,356
Current portion of long-term loans (Note 12)	1,776,980	2,166,160	62,425
Other current liabilities	78,633	70,958	2,045

	5,842,459	5,870,843	169,189

Long-term Liabilities
Bonds payable (Notes 11 and 21)	4,470,894	7,947,857	229,045
Long-term loans (Notes 12 and 21)	6,168,606	6,195,101	178,533

	10,639,500	14,142,958	407,578

Other liabilities	37,162	43,511	1,254

Total Liabilities	16,519,121	20,057,312	578,021

Stockholders’ Equity
Capital stock (Note 14)	18,851,737	18,851,737	543,278
Capital reserve (Note 15)
Additional paid-in capital	6,126,478	6,126,478	176,556
Premium arising from merger	1,951,563	1,951,563	56,241
Others	9,864	9,072	262
Retained earnings (Note 16)
Legal reserve	1,321,835	424,495	12,233
Special reserve	269,154	—	—
(Accumulated deficit) unappropriated earnings	(1,166,494)	425,195	12,253
Unrealized loss on long-term investments	—	(302,780)	(8,726)
Cumulative translation adjustment	45,388	35,683	1,028
Treasury stock (Note 17)	(1,363,135)	(1,342,891)	(38,700)

Total Stockholders’ Equity	26,046,390	26,178,552	754,425

Commitments and Contingencies (Note 22)
Subsequent Event (Note 23)
Total liabilities and stockholders’ equity	42,565,511	46,235,864	1,332,446

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	For the years ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues (Note 20)	18,845,766	16,530,394	22,298,530	642,609
Cost of Goods Sold (Note 20)	(14,906,554)	(15,109,501)	(20,209,935)	(582,419)

Gross Profit	3,939,212	1,420,893	2,088,595	60,190

Operating Expenses
Selling expenses	(348,783)	(245,098)	(255,540)	(7,364)
Administrative expenses	(381,176)	(676,747)	(779,398)	(22,461)
Research and development expenses	(268,863)	(506,082)	(506,981)	(14,611)

	(998,822)	(1,427,927)	(1,541,919)	44,436

Operating Income (Loss)	2,940,390	(7,034)	546,676	15,754

Non-operating Income
Interest income	223,929	300,432	191,550	5,520
Investment income	191,868	—	61,060	1,760
Gain on disposal of investments	38,594	30,561	—	—
Others	399,854	277,186	277,726	8,003

	854,245	608,179	530,336	15,283

Non-operating Expenses
Interest expenses	(453,819)	(655,675)	(521,117)	(15,018)
Investment loss	—	(1,198,756)	—	—
Others	(145,595)	(228,351)	(276,064)	(7,955)

	(599,414)	(2,082,782)	(797,181)	(22,973)

Income (loss) Before Income Tax and Minority Interest	3,195,221	(1,481,637)	279,831	8,064
Income Tax Benefit (Note 18)	26,156	282,610	145,364	4,189
Minority Interest in Net Loss of Consolidated Subsidiaries	3	15,816	—	—

Net income (loss)	3,221,380	(1,183,211)	425,195	12,253

Earnings (loss) per share (Note 19)
Income (loss) before income tax and minority interest	1.99	(0.80)	0.15	—

Net income (loss)	2.01	(0.64)	0.23	0.01

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued		Certificates		Retained Earnings
			Exchangeable
	Shares		for Common	Capital	Legal	Unappropriated
	(Thousand)	Amount	Shares	Reserve	Reserve	Earnings

2000		NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2000	1,127,092	11,270,924	43	427,737	848,689	1,602,373
Appropriation for legal reserve	—	—	—	—	149,963	(149,963)
Directors’ and supervisors’ remuneration	—	—	—	—	—	(29,039)
Capitalization of employees’ bonus	13,776	137,756	—	—	—	(137,756)
Stock dividends	123,981	1,239,806	—	—	—	(1,239,806)
Capitalization of capital reserve	33,813	338,129	—	(338,129)	—	—
Bond converted to certificates exchangeable for common share	—	—	12,171	77,943	—	—
Certificates exchangeable for common share converted to common share	1,221	12,214	(12,214)	—	—	—
Issuance of American depositary shares	150,000	1,500,000	—	5,993,682	—	—
Cumulative translation adjustment on long-term investment	—	—	—	—	—	—
Long-term investment adjustment for investee company’s long-term investment adjustment for change in investment holding ratio	—	—	—	48,194	—	—
Long-term investment adjustment for investee company’s unrealized loss on long-term investment	—	—	—	—	—	—
Issuance of new shares for merger	173,712	1,737,117	—	1,951,563	—	—
Capital reserve adjustment under equity method	—	—	—	(39,866)	—	10,446
Net income	—	—	—	—	—	3,221,380
Treasury stocks	—	—	—	—	—	—

Balance at December 31, 2000	1,623,595	16,235,946	—	8,121,124	998,652	3,277,635

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized
	Loss on	Cumulative
	Long-term	Translation	Treasury
	Investments	Adjustment	Stock	Total

2000	NT$	NT$	NT$	NT$
Balance at January 1, 2000	—	23,020	(150,925)	14,021,861
Appropriation for legal reserve	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	(29,039)
Capitalization of employees’ bonus	—	—	—	—
Stock dividends	—	—	—	—
Capitalization of capital reserve	—	—	—	—
Bond converted to certificates exchangeable for common share	—	—	—	90,114
Certificates exchangeable for common share converted to common share	—	—	—	—
Issuance of American depositary shares	—	—	—	7,493,682
Cumulative translation adjustment on long-term investment	—	9,882	—	9,882
Long-term investment adjustment for investee company’s long-term investment adjustment for change in investment holding ratio	—	—	—	48,194
Long-term investment adjustment for investee company’s unrealized loss on long-term investment	(16,255)	—	—	(16,255)
Issuance of new shares for merger	—	—	—	3,688,680
Capital reserve adjustment under equity method	—	—	—	(29,420)
Net income	—	—	—	3,221,380
Treasury stocks	—	—	(643,259)	(643,259)

Balance at December 31, 2000	(16,255)	32,902	(794,184)	27,855,820

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued			Retained Earnings

	Shares		Capital	Legal	Special	Unappropriated
	(Thousand)	Amount	Reserve	Reserve	Reserve	Earnings

2001		NT$	NT$	NT$	NT$	NT$
Appropriation for legal reserve	—	—	—	323,183	—	(323,183)
Appropriation for special reserve	—	—	—	—	269,154	(269,154)
Directors’ and supervisors’ remuneration	—	—	—	—	—	(52,790)
Capitalization of employees’ bonus	26,158	261,579	—	—	—	(261,579)
Stock dividends	235,421	2,354,212	—	—	—	(2,354,212)
Reverse of investee company’s unrealized loss on long-term investments	—	—	—	—	—	—
Adjustment for investee companies’ cumulative translation adjustment on long-term investment	—	—	—	—	—	—
Long-term investment adjustment for investee company’s long-term investment adjustment for change in investment holding ratio	—	—	(33,219)	—	—	—
Net loss	—	—	—	—	—	(1,183,211)
Treasury stock	—	—	—	—	—	—

Balance at December 31, 2001	1,885,174	18,851,737	8,087,905	1,321,835	269,154	(1,166,494)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized
	Loss on	Cumulative
	Long-term	Translation	Treasury
	Investments	Adjustment	Stock	Total

2001	NT$	NT$	NT$	NT$
Appropriation for legal reserve	—	—	—	—
Appropriation for special reserve	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	(52,790)
Capitalization of employees’ bonus	—	—	—	—
Stock dividends	—	—	—	—
Reverse of investee company’s unrealized loss on long-term investments	16,255	—	—	16,255
Adjustment for investee companies’ cumulative translation adjustment on long-term investment	—	12,486	—	12,486
Long-term investment adjustment for investee company’s long-term investment adjustment for change in investment holding ratio	—	—	—	(33,219)
Net loss	—	—	—	(1,183,211)
Treasury stock	—	—	(568,951)	(568,951)

Balance at December 31, 2001	—	45,388	(1,363,135)	26,046,390

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Capital Stock Issued			Retained Earnings

	Shares	Capital	Capital	Legal	Special	Unappropriated
	(Thousand)	Stock	Reserve	Reserve	Reserve	Earnings

2002		NT$	NT$	NT$	NT$	NT$
Legal reserve offset deficit	—	—	—	(897,340)	—	897,340
Reverse of special reserve to unappropriated earnings	—	—	—	—	(269,154)	269,154
Adjustment for investee companies’ cumulative translation adjustment on long-term investments	—	—	—	—	—	—
Long-term investment adjustment for change in investment holding ratio	—	—	(1,242)	—	—	—
Adjustment for unrealized loss on long-term investments	—	—	—	—	—	—
Net income	—	—	—	—	—	425,195
Resale of treasury stock	—	—	450	—	—	—

Balance at December 31, 2002	1,885,174	18,851,737	8,087,113	424,495	—	425,195

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized Loss	Cumulative
	on Long-term	Translation	Treasury
	Investments	Adjustment	Stock	Total

2002	NT$	NT$	NT$	NT$
Legal reserve offset deficit	—	—	—	—
Reverse of special reserve to unappropriated earnings	—	—	—	—
Adjustment for investee companies’ cumulative translation adjustment on long-term investments	—	(9,705)	—	(9,705)
Long-term investment adjustment for change in investment holding ratio	—	—	—	(1,242)
Adjustment for unrealized loss on long-term investments	(302,780)	—	—	(302,780)
Net income	—	—	—	425,195
Resale of treasury stock	—	—	20,244	20,694

Balance at December 31, 2002	(302,780)	35,683	(1,342,891)	26,178,552

The accompanying notes are an integral part of these consolidated financial statements
See report of independent accountants dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities:
Net income (loss)	3,221,380	(1,183,211)	425,195	12,253
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation	2,105,325	4,057,729	4,575,422	131,857
Amortization	151,705	264,834	326,266	9,402
Bad debts expense	4,614	5,634	—	—
Unrealized loss on short-term investments	5,095	—	6,360	183
Recovery of market value of short-term investments	—	(5,095)	—	—
Gain on disposal of investments	(38,594)	(30,561)	(51,626)	(1,488)
Provision for sales allowance	—	35,000	29,262	843
Provision for (recovery of) loss on obsolescence and decline in market value of inventory	70,811	105,144	(10,312)	(297)
Long-term investment (income) loss accounted for under equity method	(282,950)	1,153,495	(41,399)	(1,193)
Permanent loss on long-term investments	61,419	52,976	24,934	719
Loss recognized for transferring short-term investments to long-term investments	24,640	—	—	—
Loss (gain) on disposal of property, plant and equipment	21,256	(280)	(15,794)	(455)
Provision for loss on idle assets	1,494	1,240	17,243	497
Amortization of discount on commercial paper	13,513	1,095	2,986	86
Amortization of discount on long-term note payable	—	12,903	17,487	504
Amortization of discount on long-term receivable	—	(6,039)	—	—
Compensation interest payable on bonds payable	341,456	331,902	285,977	8,241
Foreign currency exchange loss (gain) on bonds payable	323,008	304,643	(97,163)	(2,800)
Gain on redemption of bonds payables	—	(20,556)	(16,798)	(484)
(Increase) decrease in assets:
Notes receivable	231,344	230,251	53,525	1,542
Accounts receivable	(506,600)	(123,378)	(441,191)	(12,714)
Inventories	(344,778)	115,850	41,427	1,194
Other current assets	(113,263)	40,262	(248,605)	(7,164)
Deferred income tax assets	(428,368)	(270,956)	(196,413)	(5,660)
Increase (decrease) in liabilities:
Notes payable	9,829	(4,455)	(393,956)	(11,353)
Accounts payable	(296,394)	302,952	397,210	11,447
Income tax payable	251,026	(376,457)	48,879	1,409
Accrued expenses	114,972	(109,146)	117,212	3,378
Other current liabilities	13,814	38,221	18,556	535
Other payables	65,424	(1,397)	144,367	4,160
Other liabilities	(3)	5,307	3,775	108
Accrued pension liabilities	—	16,408	(16,627)	(479)

Net cash provided by operating activities	5,021,175	4,944,315	5,006,199	144,271

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities:
Purchase of short-term investments	(108,778)	—	(6,872,467)	(198,054)
Proceeds from disposal of short-term investments	88,450	53,536	6,821,740	196,592
Payment for security deposits	—	—	(423,000)	(12,190)
Refund of security deposits	77,000	212,317	3,320	96
Purchase of long-term investments in stocks	(2,485,229)	(1,592,112)	(1,329,915)	(38,326)
Purchase of long-term investments in bonds	—	—	(346,350)	(9,981)
Proceeds from disposal of long-term investments	167,773	337,012	129,877	3,743
Acquisition of property, plant and equipment	(6,535,190)	(5,474,188)	(6,444,535)	(185,722)
Proceeds from disposal of property, plant and equipment	7,095	2,528	79,875	2,302
Payment for deferred charges	(253,121)	(244,009)	(341,878)	(9,852)
Payment for refundable deposits	(5,436)	(162)	(3,141)	(91)
Refund of refundable deposits	1,432	651	686	20
Acquisition of other assets	(46,554)	(161)	(79,792)	(2,300)
Proceeds from disposal of other assets	13	19	—	—
Cash received from merger	483,341	4,643	—	—

Net cash used in investing activities	(8,609,204)	(6,699,926)	(8,805,580)	(253,763)

Cash flows from financing activities Proceeds from issuance of short-term loans	9,623,682	7,305,918	8,102,000	233,487
Repayment of short-term loans	(9,402,000)	(7,487,100)	(8,590,000)	(247,550)
Proceeds from issuance of commercial paper	2,630,859	298,800	1,796,917	51,784
Repayments of commercial paper	(2,854,000)	(200,000)	(1,400,000)	(40,346)
Proceeds from long-term loans	1,120,000	4,421,082	2,245,947	64,725
Repayment of long-term loans	—	(301,000)	(1,847,760)	(53,250)
Proceeds from issuance of bonds payable	—	—	7,608,260	219,258
Redemption of bonds payable	—	(1,917,304)	(4,469,051)	(128,791)
Proceeds from deposit-in	—	480	250	7
Repayment of deposit in	—	—	(90)	(3)
Payment of directors’ and supervisors’ remuneration	(29,039)	(52,790)	—	—
Proceeds from disposal of treasury stock	—	—	20,694	597
Purchase of treasury stock	(30,043)	(568,951)	—	—
Effect on foreign currency exchange	—	—	(8,103)	(233)
Issuance of American depositary shares	7,493,682	—	—	—

Net cash provided by financing activities	8,553,141	1,499,135	3,459,064	99,685

Net increase (decrease) in cash and cash equivalents	4,965,112	(256,476)	(340,317)	(9,807)
Cash and cash equivalents at beginning of year	1,601,327	6,566,439	6,309,963	181,843

Cash and cash equivalents at end of year	6,566,439	6,309,963	5,969,646	172,036

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 2)
Supplemental disclosures of cash flow information
Cash paid for interest (excluding capitalized interest)	102,462	332,813	763,383	22,000

Cash paid for income tax	150,618	358,851	3,276	94

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	5,947,952	5,467,078	5,868,868	169,132
Add: Payable at beginning of the year	977,370	1,014,006	1,035,695	29,847
Notes payable at beginning of the year	207,779	51,561	22,762	656
Less: Payable at end of the year	(546,350)	(1,035,695)	(482,790)	(13,913)
Notes payable at end of the year	(51,561)	(22,762)	—	—

Cash paid	6,535,190	5,474,188	6,444,535	185,722

The fair value of assets and liabilities acquired from merger:
Issuance of new stocks	1,737,117	—	—	—
Payments for acquisition	—	68,464	—	—
Deferred charge	1,951,563	(17,227)	—	—
Fixed assets acquired	(7,399,467)	(13,796)	—	—
Long-term loans transferred	2,692,600	—	—	—
Other net liabilities transferred (assets acquired)	1,501,528	(32,798)	—	—

Cash received	483,341	4,643	—	—

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated January 30, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. History and Organization

Siliconware Precision Industries Co., Ltd. (“SPIL”) was incorporated as a company limited by shares under the Company Law of the Republic of China (the “ROC”) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. The main activities of SPIL are the assembly, testing and turnkey services of integrated circuits. Siliconware Corporation was merged with SPIL on December 30, 2000.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with the “Rules Governing the Preparation of Financial Statements of Securities Issues” and accounting principles generally accepted in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2002 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2001 and 2002 to the extent summarized in note 26 to the consolidated financial statements.

The Company’s significant accounting policies are summarized as follows:

Consolidation

Pursuant to ROC Securities and Futures Commission’s (SFC) regulations, if the total assets and the operating revenue of the subsidiary are less than 10% of the total non-consolidated assets and operating revenue of SPIL, the subsidiary’s financial statements may, at the option of SPIL, not be included in the consolidation. Irrespective of the above test, when the total combined assets or operating revenue of all such non-consolidated subsidiaries constitute more than 30% of SPIL’s non-consolidated assets or operating revenue, then each individual subsidiary with total assets or operating revenue greater than 3% of SPIL’s non-consolidated assets or operating revenue is included in the consolidation. SPIL’s consolidation policy is to consolidate all subsidiaries in which SPIL has majority voting ownership.

The Company’s consolidated financial statements include the following subsidiaries:

Siliconware Investment Company Ltd. (SIC), a 100% owned subsidiary of SPIL, was incorporated in September 1996 to engage in investment activities. As of December 31, 2002, the issued capital of SIC was NT$1,770.0 million.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SPIL (B.V.I.) Holding Limited (SPIL BVI), a 100% owned subsidiary of SPIL, was incorporated in April 2001 to engage in investment activities. As of December 31, 2002, the issued capital of SPIL BVI was US$34,300,000.

Siliconware USA, Inc. (SUI), a 100% owned subsidiary of SPIL BVI, was incorporated in October 1997 to engage as sales agent. As of December 31, 2002, the issued capital of SUI was US$1,250,000.

SPIL (Cayman) Holding Limited (SPIL Cayman), a 100% owned subsidiary of SPIL BVI, was incorporated in January 2002 to engage in investment activities. As of December 31, 2002, the issued capital of SPIL Cayman was US$6,550,000.

Siliconware Technology (Suzhou) Limited (Siliconware Technology), a 100% owned subsidiary of SPIL Cayman, was incorporated in February 2002 to engage in the design and manufacture of transistor and electronic component. As of December 31, 2002, the issued capital of Siliconware Technology was US$6,500,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amount of revenue, costs of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currency Transactions on Subsidiaries’ Financial Statements

The financial statements of foreign subsidiaries and investee are translated into New Taiwan dollars using the spot rate as of each financial statement date for asset and liability accounts, average exchange rate for profit and loss accounts, spot rate for dividend and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollar are included in the cumulative translation adjustment in stockholders’ equity.

Foreign Currency Transactions

The accounts of the Company are maintained in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2002 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$34.7 to US$1.00, the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2002. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

Cash and Cash Equivalents

Cash includes cash deposits in banks, certificates of deposits and time deposits. Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and with maturity dates that do not present significant risk of changes in value because of changes in interest rates.

Short-term Investments

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. The excess of aggregate cost over market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as gain to the extent that the market value does not exceed the original cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the evaluation of collectibility and aging analysis of notes receivable, accounts receivables and other receivables.

Inventories

Inventories are recorded at cost when acquired and are stated at the lower of aggregate cost, based on weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost. The market values of finished goods and work in processes are determined on the basis of net realizable value. The allowance for loss on obsolescence and decline in market value is provided, when necessary.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term Investments in Stocks

A.	Long-term equity investments in which the Company owns less than 20% of the voting rights of the investee company are accounted for (a) at cost, if the investee company is not listed or (b) at the lower of cost or market value, if the investee company is listed. Valuation allowance for the unrealized loss under this method is shown in stockholders’ equity. When it becomes evident that there has been a permanent impairment in value and the chance of recovery is minimal, loss is recognized in the current year’s income. However, if there is evidence that the Company has significant influence over the investee company, the investment is accounted for under the equity method.

B.	Long-term equity investments in which the Company owns at least 20% of the voting rights of the investee company are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company, in which case, the investment is accounted for as indicated in A above. The excess of the acquisition cost over the investee’s net book value is capitalized and amortized over 10 years.

C.	The Company delays recognition of investment income (loss) on long-term equity investments in which the Company owns less than 50% of the voting rights of the investee company, if the financial statements of the investee for the same period are not available in time. The Company consistently recognizes the investment income (loss) in the subsequent year based on prior year’s weighted average holding share on the investee. However, if the investee meets certain criteria set by the ROC Securities and Futures Commission (SFC), delay in recognition of income (loss) is not permitted. The investment income (losses) for ChipMOS for the years ended December 31, 2000 and 2001 were recognized based on the audited ChipMOS’s financial statements of the same periods. As discussed in Note 3, commencing from January 1, 2002, with the approval from ROC SFC, recognition of investment income (loss) has been delayed until the subsequent year for ChipMOS. Because of the change in accounting policy, the Company did not recognize any gain or loss for the investment in ChipMOS for the year ended December 31, 2002.

D.	Unrealized intercompany gains and losses are eliminated under the equity method. Profit or loss from sales of depreciable assets between the investee and the Company is amortized to income or expense over the assets’ economic service lives. Profit or loss from other types of intercompany transactions is recognized when realized.

E.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted first to capital reserve. If capital reserve amount is insufficient, the effect is then charged to retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized by the Company and is included in the stockholders’ equity as “Cumulative Translation Adjustment.”

Long-term Investments in Bonds

Long-term investments in bonds are recorded at amortized cost, which is the par value after adjustment by the unamortized premium or discount.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred relating to the acquisition and construction of property, plant and equipment is capitalized and depreciated accordingly.

Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus one additional year as salvage value. Salvage value of fixed assets which are still in use after their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of the fixed assets are 3 to 15 years, except for machinery and equipment which are 5 years and for buildings which are 35 to 55 years.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When fixed assets are disposed of, their original cost and accumulated depreciation are written-off. Gain or loss on disposal of fixed assets is recorded as non-operating income or loss.

Idle assets are stated at the lower of book value or net realizable value and are reclassified to other assets.

According to the regulation of People Republic of China, depreciation for the property, plant and equipment of Siliconware Technology is provided on the straight-line method over 5 years with one-tenth of the cost as salvage value.

Deferred Charges

The costs of computer software system purchased externally and tooling cost are recognized as deferred charges and amortized on the straight-line method over the estimated useful lives of 2 to 5 years. Convertible bonds issuance costs are amortized over the period of the bonds.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Land Use Right

The rental cost for Siliconware Technology to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract period of 50 years.

Convertible Bonds

A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of redemption period.

B.	When a bondholder exercises his/her conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

C.	The related issuance costs for convertible bonds are recorded as deferred charges, and are amortized over the period of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder failed to exercise his/her redemption right during the redemption period. The balance of the compensation interest payable is amortized over the period from the date following the redemption period to the maturity date using the effective interest method.

Retirement Plan

SPIL has a funded defined benefit pension plan covering all regular employees in accordance with the ROC Labor Standards Law. The net pension cost, which is computed based on an actuarial valuation, includes service cost, interest cost, expected return on plan assets and amortization of net asset/obligation at transition. The unrecognized net asset or obligation at transition is amortized equally over 15 years. The pension fund is managed by an independently administered pension fund committee.

SUI has established a 401(k) profit-sharing plan covering substantially all employees. The plan provides for voluntary salary reduction contributions by eligible participants in accordance with Section 401(k) of the Internal Revenue Code, as well as discretionary matching and profit sharing contributions from SUI. Profit-sharing and 401(k) matching contributions are determined annually by the SUI’s Board of Directors.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Tax

A.	Provision for income tax includes deferred tax resulting from temporary differences and investment tax credit. Deferred tax assets or liabilities are further classified into current or noncurrent items and are presented in the financial statements as net balance. A valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted ROC FAS No. 12 “Accounting for Investment Tax Credits” in determining the investment tax credit. The investment tax credits relating to the acquisition cost of qualifying machinery and technology, qualifying research and development, qualifying personnel training and qualifying investments in significant technology companies are recognized as income tax adjustment in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current year’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings should be subject to an additional 10% corporate income tax which is recognized as expense at the time the stockholders resolve that the company’s earnings are retained.

Revenue Recognition

Revenue is recognized when service is rendered and the payment is realized or realizable.

Research and Development

Costs incurred by the Company in research and development activities are expensed as incurred.

Merger

The Company adopted ROC FAS No. 25, “Business Combinations Accounted under the Purchase Method” in determining the cost of an acquired company. According to ROC FAS No. 25, costs of assets acquired by issuing shares of stock is determined by the fair value of shares issued or the fair value of assets acquired whichever is more clearly evident. The excess of fair value of the net assets acquired over the par value of the shares issued is recognized as the capital reserve.

Treasury Stock

A.	Treasury stock, representing issued stock reacquired by the Company for cash, is stated at cost, and is presented as a deduction under stockholders’ equity.

B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, using the weighted average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve and the remainder, if any, is charged against retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings (Loss) Per Share

Basic earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of shares outstanding during the year after considering the retroactive effect of stock dividend, capitalization of capital reserve, and stock bonus to employees. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents had been issued. For the years ended December 31, 2000, 2001 and 2002, there were no differences between basic and diluted earnings (losses) per share as common share equivalents had anti-dilutive effect.

3. Effects of Changes in Accounting Principle

The recognition of investment income (loss) for ChipMOS Technologies Inc., (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period. Commencing from January 1, 2002, with the approval from ROC SFC, recognition of investment income (loss) has been delayed until the subsequent year for ChipMOS. Because of the change in accounting policy, the Company did not recognize any gain or loss for the investment in ChipMOS for the year ended December 31, 2002. The delay of recognition of investment income (loss) does not have a cumulative effect to retained earnings as of January 1, 2002.

4. Cash and Cash Equivalents

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Cash on hand	1,068	2,355
Saving accounts	577,742	337,900
Checking accounts	888,372	75,388
Time deposits	4,842,781	5,554,003

	6,309,963	5,969,646

As of December 31, 2001 and 2002, the interest rates for time deposits ranged from 2.8% to 5.15% and from 1.01% to 5%, respectively.

5. Accounts Receivable

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Accounts receivable	3,763,463	4,159,974
Less: Allowance for doubtful accounts	(17,608)	(7,928)
Allowance for sales discounts	(35,000)	(29,262)

	3,710,855	4,122,784

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Inventories

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Raw materials and supplies	1,342,470	1,325,087
Work in process	109,659	125,550
Finished goods	130,010	90,075

	1,582,139	1,540,712
Less: Allowance for loss on obsolescence and decline in market value of inventory	(178,417)	(168,105)

	1,403,722	1,372,607

7. Long-term Investments

A.	Details of long-term investments are summarized as follows:

	As of December 31,

	2001		2002

		Percentage		Percentage
		of		of
Investee company	Amount	ownership	Amount	ownership

	NT$'000		NT$'000
Equity method:
Sigurd Microelectronics Corp.	459,174	33.58%	524,820	33.58%
Double Win Enterprise Co., Ltd.	145,255	24.14%	122,400	24.14%
ChipMOS Technologies Inc.	3,116,299	28.73%	3,116,299	28.73%
Universal Communication Technology Inc.	—	—	322,586	42.82%
Artest Corporation	209,880	31.09%	208,500	30.09%
Taiwan Hi-tech Corporation	117,710	39.31%	118,446	38.75%

	4,048,318		4,413,051

Cost method:
Phoenix Precision Technology Corporation	1,126,631	18.03%	1,087,794	17.48%
ThaiLin Semiconductor Corp.	216,420	9.32%	216,420	5.43%
Unimicrom Technology Corp.	204,688	2.05%	164,122	1.62%
Others	388,213	—	479,784	—

	1,935,952		1,948,120

Prepayment for long-term investment:
King Yuan Electronics Co., Ltd.	—		899,540

	5,984,270		7,260,711

Allowance for loss on long-term investments	—		(302,780)

	5,984,270		6,957,931

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	The recognition of investment income (loss) for ChipMOS Technologies Inc. (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period. Commencing from January 1, 2002, with the approval from ROC SFC, recognition of investment income (loss) has been delayed until the subsequent year for ChipMOS. Therefore, no investment income (loss) was recognized for ChipMOS for the year ended December 31, 2002.

C.	Dunning 2002, the Company made an investment in Universal Communication Technology Inc. (“Universal”) accounted for under the equity method. The recognition of investment income (loss) for Universal has been delayed until the subsequent year because the Company was unable to obtain the financial statements of Universal for the same period in time. No investment income (loss) was recognized for Universal for the year ended December 31, 2002.

D.	Recognition of investment income (loss) has been consistently delayed until the subsequent year for Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd. Accordingly, the combined investment income of NT$0.9 million and NT$1.7 million and investment loss of NT$15.0 million for investments in these two companies for the year ended December 31, 2000, 2001 and 2002, was based on the audited financial statements of the investee companies for the years ended December 31, 1999, 2000 and 2001, respectively.

E.	For the years ended December 31, 2000, 2001 and 2002, other than the investment income (loss) from Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd., the Company recognized investment income of 322.5 million, investment loss of NT$433.5 million and investment income of NT$69.2 million, respectively, which was based on the investee companies’ audited financial statements for the years ended December 31, 2000, 2001 and 2002, respectively.

F.	For Artest Corporation, the Company owns non-cumulative preferred stock with voting right. According to ROC FAS No. 5, “Accounting For Long-term Investments”, the recognition of investment income (loss) for investments in preferred stock are based on the right to the earning distribution. Since the preferred stock is non-cumulative, investment income (loss) is recognized upon dividend declaration. No dividend was declared in 2000, 2001 and 2002. Therefore, no investment income (loss) was recognized in 2000, 2001 and 2002.

G.	On December 25, 2001, the shareholders of Caesar Technology Inc. resolved to liquidate the investee company. The Company expects that no proceeds will be obtained after the liquidation. Therefore, the Company wrote off the investment in the year ended December 31, 2001.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

H. Details of long-term investments in bonds are summarized as follows:

	December 31,

	2001		2002

	Amount	Market value	Amount	Market value

	NT$'000	NT$'000	NT$'000	NT$'000

ThaiLin Semiconductor Corp. convertible bonds	300,000	300,000	283,100	267,190
United Microelectronics Corporation exchangeable bonds (exchangeable for AU Optronics Corporation’s stock)	—	—	346,350	326,539

	300,000	300,000	629,450	593,729

The main terms of the issue of ThaiLin Semiconductor Corp. convertible bonds are as follows:

Maturity: July 4, 2006

Interest rate: 0%

Redemption period: The bondholders may redeem the bonds on July 4, 2003 at annual yield rate of 4.75% or on July 4, 2004 at annual yield rate of 5.25%.

The main terms of the issue of United Microelectronics Corporation exchangeable bonds are as follows:

Maturity: May 10, 2007

Interest rate: 0%

Redemption period: The bondholders may redeem the bonds on February 10, 2005 at 100% of the face value.

Exchangable period: The bondholders may exchange the bonds for the common share of AU Optronics Corp. form June 19, 2002 to April 10, 2007.

Exchangable ratio: The bondholders may exchange the bonds for common shares of AU Optronics Corp. at 5,838.389 shares per bond, denominated at US$10,000 per bond.

As of December 31, 2001 and 2002, the unamortized premium for long-term investments in bonds is $0.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Property, Plant and Equipment

	As of December 31, 2001

		Accumulated
	Cost	depreciation	Book value

	NT$'000	NT$'000	NT$'000
Land	1,712,140	—	1,712,140
Buildings	4,087,387	(680,100)	3,407,287
Machinery and equipment	24,525,012	(10,953,050)	13,571,962
Utility equipment	420,814	(183,006)	237,808
Furniture and fixtures	405,007	(187,822)	217,185
Other equipment	1,060,258	(419,545)	640,713
Construction in progress and prepayments for equipment	2,886,231	—	2,886,231

	35,096,849	(12,423,523)	22,673,326

	As of December 31, 2002

		Accumulated
	Cost	depreciation	Book value

	NT$'000	NT$'000	NT$'000
Land	2,094,494	—	2,094,494
Buildings	4,809,439	(879,679)	3,929,760
Machinery and equipment	27,794,516	(12,166,179)	15,628,337
Utility equipment	431,316	(174,206)	257,110
Furniture and fixtures	355,599	(171,641)	183,958
Other equipment	1,111,815	(425,920)	685,895
Construction in progress and prepayments for equipment	1,114,832	—	1,114,832

	37,712,011	(13,817,625)	23,894,386

For the years ended December 31, 2000, 2001 and 2002, total interest expense amounted to NT$453.8 million, NT$663.9 million and NT$605.2 million, respectively, of which NT$0 million, NT$8.2 million and NT$84.1 million was capitalized to property, plant and equipment, respectively. The interest rates used to calculate the capitalized interest was 3.84% and ranged from 4.04% to 4.94% for the years ended December 31, 2001 and 2002, respectively.

9 Other Assets — Others

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Land	108,087	108,087
Land use right	—	40,957
Others	106,370	91,763

	214,457	240,807

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002, SPIL designated one of its officers to purchase the parcel of land, Da-Pu-Chu No. 123-2, and registered the title of the land under the officer’s personal name. The land purchase has been completed and SPIL had made payments for the purchase. SPIL entered into a trust contract with the designated officer, which provides the land use right for nil consideration to SPIL. The trust contract prohibits the title owner from transferring the title of the land and land use right under any circumstances.

10. Other Payables

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Other payables – property, plant & equipment	1,035,695	482,790
Other	77,983	223,540

	1,113,678	706,330

11. Bonds Payable

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Euro convertible bonds payable	3,292,119	6,961,000
Secured bond payable	—	800,000
Add: Compensation interest payable	1,178,775	186,857

	4,470,894	7,947,857

A.	On July 21, 1997, SPIL issued seven-year (from July 21, 1997 to July 21, 2004) Euro Convertible bonds amounting to US$138,000,000 on the Luxembourg Stock Exchange. The interest rate on these bonds is 0.5% per annum, net of withholding tax. As of December 31, 2002, SPIL redeemed and cancelled the bonds at the principal amount of US$135,525,000. SPIL recognized gain on redemption amounted to NT$16.8 million for the year ended December 31, 2002, which was shown as other non-operating income. As of December 31, 2002, the remainder of the bonds at the principal amount of US$2,475,000 has been converted into 1,225 thousand shares.

B.	On January 28, 2002, SPIL issued five-year (from January 28, 2002 to January 28, 2007) Euro Convertible bonds amounting to US$200,000,000 with zero interest rate at par on the Luxembourg Stock Exchange. The main terms of the issue are as follows: (1)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SPIL may redeem the bonds at any time on or after July 29, 2004 and prior to December 29, 2006 at their principal amount together with accrued interest, if (i) the market price of the shares of SPIL for 20 out of 30 consecutive trading days is at least 130% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Repurchase at the option of the bondholders:

SPIL will, at the option of the bondholders, repurchase such bonds on July 28, 2004 at 105.9185% of the principal amount, or on January 28, 2007 at 111.837% of the principal amount.

(3)	Conversion period:

At any time between April 16, 2002 and December 29, 2006.

(4)	Conversion price and adjustment:

The conversion price was established on the issuance date at NT$32.9 (in dollars) per share. The conversion price will be subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilution.

C.	In January 2002, SPIL issued NT$800.0 million of three-year secured bonds. The interest rate on these bonds is 2.7% per annum. Main terms of the bonds payables are as follows:

Interest
Nature of bonds	Date issued	Maturity date	Amount	payment date

NT$’000
Secured bonds payable Secured bonds payable Secured bonds payable	January 16, 2002 January 17, 2002 January 18, 2002	January 16, 2005 January 17, 2005 January 18, 2005	300,000 300,000 200,000	January 16 each year January 17 each year January 18 each year

12. Long-term Loans

		As of December 31,

Nature of loans	Repayment period	2001	2002

		NT$’000	NT$’000
Secured loans	Repayable in 8 quarterly installments from February 2001	106,400	—
Secured loans	Repayable in 13 quarterly installments from December 2000	212,800	106,400

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		As of December 31,

Nature of loans	Repayment period	2001	2002

		NT$’000	NT$’000
Secured loans	Repayable in 15 quarterly installments from December 2001	372,400	266,000
Secured loans	Repayable in 15 quarterly installments from March 2002	2,000,000	1,466,520
Secured loans	Repayable in 8 semi-annual installments from April 2002	1,000,000	750,000
Secured loans	Repayable in 7 semi-annual installments from June 2002	2,360,000	2,299,920
Secured loans	Repayable in January 2005	—	1,170,000
Commercial paper	Repayable in January 2005	1,500,000	1,500,000
Commercial paper	Repayable in 7 semi-annual installments from October 2002	400,000	750,000
Credit loans	Repayable in October and November 2005	—	62,885

		7,951,600	8,371,725
Less: Current portion of long-term loans		(1,776,980)	(2,166,160)
Discount on long-term loans		(6,014)	(10,464)

		6,168,606	6,195,101

Interest rates		3.16%~5.35%	2.75%~4.94%

The loan agreements require, among other things, the maintenance of specific financial covenants and consent by the banks on important transactions, such as merger, changing in operations and asset transfers.

13.	Pension Plan and Net Pension Cost

A.	Substantially all of the regular employees of SPIL are covered by SPIL’s pension plan. Under the funding policy of the plan, SPIL contributes monthly an amount equal to 5% of the employees’ monthly salaries and wages to the pension fund deposited with the Central Trust of China, the custodian. Pension benefits are generally based on service years (two units earned per year for the first 15 years of service, with one unit for each additional year of service with a maximum of 45 units). One unit represents the six-month average wages or salaries before the retirement of the employee. Retirement benefits are paid from the pension fund.

B.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for SPIL’s defined benefit pension plan:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions used in actuarial calculations as of December 31,

	2000	2001	2002

Discount rate	6.50%	6.25%	5.00%
Long-term rate of compensation increase	5.10%	5.00%	3.50%
Expected return on plan assets	6.50%	6.25%	5.00%

	2001	2002

	NT$’000	NT$’000
Vested benefit	(2,811)	(4,323)

Vested benefit obligation	(2,811)	(4,241)

Accumulated benefit obligation	(311,739)	(506,998)

Changes in benefit obligation during the period to December 31:

	2001	2002

	NT$’000	NT$’000
Projected benefit obligation at January 1	(536,831)	(533,247)
Service cost	(85,960)	(79,402)
Interest cost	(33,552)	(26,662)
Gain (loss) on projected benefit obligation	65,526	(48,905)
Benefits paid	57,570	724

Projected benefit obligation at December 31	(533,247)	(687,492)

Changes in plan assets during the period to December 31:

	2001	2002

	NT$’000	NT$’000
Fair value of plan assets at January 1	396,837	437,991
Actual return on plan assets	16,574	10,839
Employer contributions	82,150	103,882
Benefits paid	(57,570)	(724)

Fair value of plan assets at December 31	437,991	551,988

Funded Status at December 31:

	2001	2002

	NT$’000	NT$’000
Fair value of plan assets	437,991	551,988
Projected benefit obligation	(533,247)	(687,492)

Funded status	(95,256)	(135,504)
Unrecognized transition assets	(8,215)	(7,303)
Unrecognized net actuarial loss	86,844	145,134

Accrued pension cost	(16,627)	2,327

Amounts recognized in balance sheet at December 31:

	2001	2002

	NT$’000	NT$’000
(Accrued pension cost) prepaid pension expense	(16,627)	2,327

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of net periodic cost for the period ended December 31:

	2000	2001	2002

	NT$’000	NT$’000	NT$’000
Service cost	46,628	85,960	79,402
Interest cost	19,879	33,552	26,662
Expected return on plan assets	(16,847)	(24,802)	(21,899)
Recognition of transition assets	(913)	(913)	(913)
Recognition of actuarial loss	2,936	4,761	1,676

Net periodic cost	51,683	98,558	84,928

14. Capital Stock

A.	As of December 31, 2002, the authorized capital of the Company was NT$26,000 million represented by 2,600,000,000 common shares with par value of NT$10 per share. As of December 31, 2002, issued common stock was 1,885,173,700 shares. Of these shares, 80.2 million shares are outstanding in the form of American Depositary Shares (“ADSs”), totaling 16.0 million ADSs at December 31, 2002. Each ADS was issued in respect of five shares of common stock of SPIL. The main terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights

ADS holders will have no voting rights with respect to the Deposited Shares. The Depositary shall provide voting instruction to the Chairman of SPIL and vote on behalf of the Deposited Shares evidenced by ADSs. If the Depositary receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction on a resolution, the Depositary will cause the shares underlying the ADSs to be voted in the manner instructed.

(2)	Distribution of Dividends

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

15. Capital Reserve

A.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds or from donation shall be exclusively used to cover accumulated deficit or be transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficit. The capital reserve can only be used to cover accumulated deficit when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks can only be transferred to capital once every year. The transfer of capital reserve to capital can not be made in the year the company issued the shares and amount to be capitalized is subject to certain limitation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Retained Earnings (Accumulated Deficit)

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Offset prior years’ operating losses, if any;

(2)	Pay all taxes and dues;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside 2% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After deducting items (1), (2), (3), and (4) above from the current year’s earnings, any portion of the remaining amount may be allocated as follows: 10% as employees’ bonus; and 90% as stockholders’ dividend.

(6)	The distribution of (5) above shall be made in accordance with the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

As of January 30, 2003, the Board of Directors of SPIL has not resolved the distribution of the year 2002 earnings. Therefore, any information in relation to the year 2002 earnings will be posted to the website of the Taiwan Stock Exchange after the Board’s resolution and the stockholders’ approval is obtained. SPIL did not distribute the earnings in 2002 because it incurred net loss in 2001.

The appropriation for legal reserve can only be used to offset a deficit or increase capital. The legal reserve can be used to increase capital only when reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the excess portion of the reserve.

In accordance with the ROC SFC regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments such as cumulative foreign currency translation adjustment and unrealized losses on long-term investments. Such special reserve is not available for dividend distribution. In the subsequently year(s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized loss on long-term investments no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

B.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. This 10% additional tax on undistributed earnings paid by the Company can be used as tax credit by the stockholders, including foreign stockholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in SPIL’s corporate income tax as tax credit against its individual income tax liability effective 1998. As of December 31, 2002, the

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

undistributed earnings of SPIL derived on or after January 1, 1998 was NT$425.2 million.

As of December 31, 2002, the balance of stockholders’ imputation tax credit account of SPIL was NT$37.7 million. The stockholders’ imputation tax credit rates of SPIL for dividend distribution in 2001 were 11.86%. As of December 31, 2002, the rate of stockholder’s imputation tax credit to undistributed earnings is approximately 8.87%.

17. TREASURY STOCK

	For the year ended December 31, 2002

	Number of shares (shares in thousand)
Reason for acquisition	Beginning	Additions	Reductions	Ending

Transfer to employees	32,412	—	(907)	31,505

A.	According to the ROC Securities Exchange Act, the number of outstanding treasury shares shall not exceed 10% of the total shares of common stocks issued by the company. The cost of the outstanding treasury stock shall not exceed the total of retained earnings, paid-in capital in excess of par value and capital reserve from donation. In addition, treasury stock shall not be used as collateral and shall not have the stockholders’ rights until transferred.

B.	As of December 31, 2002, SPIL’s treasury stock amounted to NT$553.0 million, representing by 31,505,000 shares, which should be sold to SPIL’s employees within three years from the date of acquisition. Any unsold treasury stock after three years shall be considered as unissued shares, and shall be charged against contributed capital and capital reserve.

C.	As of December 31, 2001 and 2002, SIC, a consolidated subsidiary of SPIL, held 27,016,000 shares of SPIL’s common stock, with acquisition cost of NT$794.2 million, which was shown as treasury stock.

18. Income Tax

SPIL and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax benefit is as follows:

	2000	2001	2002

	NT$'000	NT$'000	NT$'000
Income tax expense (benefit) per book calculated at the statutory tax rate (25%)	790,396	(368,269)	70,373
Tax exempt income and other permanent differences (A), (F)	(114,499)	218,035	(149,813)
Loss carryforward	—	(67,369)	—
Investment tax credits (E)	(523,265)	(828,443)	(281,438)
Prior year’s under (over) provision	3,928	(12,423)	47,074
Tax on interest income separately taxed	—	—	709

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2000	2001	2002

	NT$'000	NT$'000	NT$'000
(Reversal of) allowance on deferred tax assets (B), (C)	(244,037)	762,836	165,045

Income tax benefit for current year	(87,477)	(295,633)	(148,050)
Additional 10% tax on undistributed earnings	61,321	13,023	2,686

Income tax benefit	(26,156)	(282,610)	(145,364)
Net change of deferred tax assets	455,177	270,956	196,413
Net change of deferred tax asset arising from merger	(26,809)	—	—
Adjustment of prior year’s (under) over provision	(6,816)	12,423	(47,074)
Tax on interest income separately taxed	—	—	(709)
Prepaid income taxes	(20,568)	(26,932)	(19,359)
Subsidiary’s tax refund (payable)	2,331	(702)	(3,088)

Income tax payable (refund)	377,159	(26,865)	(19,181)

A.	For the years ended December 31, 2000, 2001 and 2002, significant portions of the permanent differences derived from compensation interest on bond payable, gain on disposal of investments, long-term investment income (loss) accounted for under equity method, expiration of investment credits and the sale of certain integrated circuit product which is exempted from income tax.

B.	As of December 31, 2001 and 2002, deferred tax assets and liabilities were as follows:

	December 31,

	2001	2002

	NT$'000	NT$'000
Deferred tax assets – current	38,145	675,082
Deferred tax liability – current	(24,889)	—

	13,256	675,082
Less: Allowance for deferred tax assets	—	(631,476)

	13,256	43,606

Deferred tax assets – noncurrent	2,475,089	2,203,289
Deferred tax liability – noncurrent	(181,527)	(210,093)

	2,293,562	1,993,196
Less: Allowance for deferred tax assets	(1,289,485)	(823,056)

	1,004,077	1,170,140

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	The details of deferred tax assets and liabilities as of December 31, 2001 and 2002 are as follows:

		December 31, 2001	December 31, 2002

	Amount	Tax Effect	Amount	Tax Effect

	NT$'000	NT$'000	NT$'000	NT$'000
Current (shown in other current assets):
Temporary differences
Unrealized (gain) loss on foreign currency exchange	(116,411)	(24,889)	31,191	6,825
Unrealized loss on obsolescence and decline in market value of inventory	178,416	38,145	168,105	36,781
Investment tax credits		—		631,476

		13,256		675,082
Allowance for deferred tax assets		—		(631,476)

		13,256		43,606

Noncurrent:
Temporary differences
Unrealized loss on long-term investments	1,409,640	303,191	1,341,245	295,804
Depreciation expense	(907,633)	(181,527)	(1,024,466)	(204,893)
Unrealized foreign currency exchange loss (gain) arising from bonds payable	911,919	194,968	(23,768)	(5,200)
Other	9,582	2,049	21,505	4,705
Loss carryforward	269,474	67,369	1,450,557	362,639
Investment tax credit		1,907,512		1,540,141

		2,293,562		1,993,196
Allowance for deferred tax assets		(1,289,485)		(823,056)

		1,004,077		1,170,140

Valuation allowance for deferred tax assets relates primarily to unrealized foreign currency exchange loss arising from bonds payable and investment tax credits received in connection with SPIL’s investment in qualifying investments in significant technology companies and acquisition of qualifying machinery and equipment.

D.	The income tax returns of SPIL and SIC through 1999 have been assessed and approved by the Tax Authority.

E.	According to the income tax regulation of the People Republic of China applied to qualifying foreign investment production enterprise, Siliconware Technology is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction, commencing from the first cumulative profit-making year net of losses carried forward. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities of an application filed by the investor, be refunded forty percent of the income tax already paid in relation to the reinvested amount.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F.	As of December 31, 2002, the Company’s unused portion of investment tax credits under the “Statue for Up-Grading of Industries”, were as follows:

Nature of Investment Tax	Deductible	Unused
Credits	Amount	Amount	Valid Year

	NT$'000	NT$'000
Acquisition costs of qualifying machinery and equipment	1,487,764	1,487,744	2003 TNR 2006
Qualifying research and development	234,247	234,247	2003 TNR 2006
Qualifying investments in significant technology companies	449,606	449,606	2003 TNR 2005

	2,171,617	2,171,597

G.	The Company is exempted from income tax, with respect to the assembling of certain integrated circuit products under the “Statute for Up-Grading of Industries”, for five years through December 2002.

H.	As of December 31, 2002, the details of loss carryforwards are as follows:

Year	Loss carryforwards	Status of filing	Year of expiration

	NT$'000
2001	152,957	Filling amount	2006
2002	1,297,600	Estimated filing	2007
		amount

	1,450,557

19. Earnings (Loss) Per Share

For the years ended December 31,

	2000	2001	2002

	'000	'000	'000
Income (loss) before income tax and minority interest (A)	NT$3,195,221	(NT$1,481,637)	NT$279,831

Net income (loss) (B)	NT$3,221,380	(NT$1,183,211)	NT$425,195

Weighted average outstanding common stock (C)	1,603,263	1,846,975	1,825,935

Basic earnings (loss) per share (in dollars) Income (loss) before tax (A/C)	NT$1.99	(NT$0.80)	NT$0.15

Net income (loss) (B/C)	NT$2.01	(NT$0.64)	NT$0.23

Stock dividends which were allocated from the 2000 unappropriated earnings and employee stock bonus have been considered in the calculation of 2002 weighted average outstanding shares of common stock. The weighted average treasury stock for 2000, 2001 and 2002 has been deducted in the calculation of weighted average outstanding common stock.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Related Party Transactions

A.	Name and Relationship with Related Parties

Name of Related Parties	Relationship with the Company

Sigurd Microelectronics Corp.	Investee company accounted for under the equity method
ChipMOS Technologies Inc.	Investee company accounted for under the equity method
Siliconware Corporation	Investee company accounted for under the equity method (merged with SPIL on December 30,2000)
Double Win Enterprise Co., Ltd.	Investee company accounted for under the equity method
Caesar Technology Inc. (Note 1)	Investee company accounted for under the equity method
Phoenix Precision Technology Corporation	Same Chairman of the Board

Note1:	The shareholders of the investee resolved to liquidate the investee on December 25, 2001. Therefore, the Company wrote off the investment.

B.	Significant Transactions with Related Parties

(1) Sales to related parties

	For the years ended December 31,

	2000		2001		2002

		Percentage		Percentage		Percentage
		of net		of net		of net
	Amount	sales	Amount	sales	Amount	sales

	NT$'000%		NT$'000%		NT$'000%
ChipMOS Technologies Inc.	130,236	1	3,886	—	—	—
Others	8	—	5,644	—	—	—

	130,244	1	9,530	—	—	—

The collection period is approximately three months from the date of sale. Selling prices and collection terms offered to related parties were generally comparable to those offered to non-related parties.

(2) Purchases of inventory from related parties

	For the years ended December 31,

	2000		2001		2002

		Percentage		Percentage		Percentage
		of net		of net		of net
	Amount	purchases	Amount	purchases	Amount	purchases

	NT$'000%		NT$'000%		NT$'000%
Siliconware Corporation	1,321,786	14	—	—	—	—
Phoenix Precision Technology Corporation	1,051,015	13	1,353,917	19	1,716,348	16
Others	12,141	—	7,497	—	428	—

	2,384,942	27	1,361,414	19	1,716,776	16

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase price and payment term provided by related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase.

(3) Accounts payable to related parties

	December 31, 2001		December 31, 2002

		Percentage		Percentage
		of accounts		of accounts
	Amount	payable	Amount	payable

	NT$'000%		NT$'000%
Phoenix Precision Technology Corporation	162,800	17	194,994	14

(4) Property Transactions

For the year ended December 31, 2001 and 2002, SPIL purchased machinery and equipment from Caesar Technology Inc. amounting to $70.6 million and 59.5 million (tax excluded), respectively.

(5) Endorsements and Guarantees

As of December 31, 2001 and 2002, the Company provided the following endorsements and guarantees to related parties:

	December 31, 2001		December 31, 2002

	Credit used	Credit limit	Credit used	Credit limit

	NT$'000	NT$'000	NT$'000	NT$'000
Sigurd Microelectronics Corp.	84,440	300,000	—	—

21. Assets Pledged as Collaterals

As of December 31, 2001 and 2002 the following assets have been pledged as collateral against certain obligations of the Company:

	Book Value

Assets	2001	2002	Subject of collateral

	NT$'000	NT$'000
Treasury stock	440,956	-	Short-term loans
Buildings	2,211,850	1,420,094	Long-term loans and bonds payable
Machinery and utility equipment	9,390,684	7,671,251	Long-term loans
Prepayment for equipment	258,746	-	Long-term loans
Time deposits (shown in other current assets)	11,620	431,600	Guarantees for custom duties and commercial paper

	12,313,856	9,522,945

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Commitments and Contingencies

In addition to the endorsements and guarantees stated in Note 20, the Company had the following commitments and contingencies as of December 31, 2002.

A.	As of December 31, 2002, the Company’s unused letters of credit for imported machinery and equipment were NT$351.8 million.

B.	SPIL and its subsidiaries entered into agreements with third parties to construct the plant for expansion of operations amounting to approximately NT$571.3 million. As of December 31, 2002, the Company has outstanding obligations of approximately NT$159.8 million related to these contracts.

C.	SPIL entered into contracts with seven foreign companies for the use of certain technologies and patents related to packaging system of integrated circuit products. SPIL agreed to pay royalty fees based on the total number of certain products sold. Five contracts are valid through June 2003, December 2007, November 2009, December 2010 and January 2011, respectively. For the other two contracts, one is valid through when all patents included in the contract expire, the other is valid until both parties agree to terminate the contract.

D.	As of December 31, 2002, the required future minimum payments in relation to SUI’s lease contracts are as follows:

Years ended December 31,	Amount

NT$'000
2003	36,380
2004	39,004
2005	40,342
2006	566

116,292

23. Subsequent Event

     None.

24. Other

     A.     Disclosure on Financial Instruments

	As of December 31, 2001

	Book Value	Fair Value

	NT$'000	NT$'000
Non-derivative financial instruments
Financial Assets
Financial assets with book value
equal to fair value (1)	10,380,061	10,380,061
Long-term investments in stocks (2)	5,984,270	6,812,349
Long-term bonds investments in bonds (2)	300,000	300,000

	16,664,331	17,492,410

	As of December 31, 2001

	Book Value	Fair Value

	NT$'000	NT$'000
Financial Liabilities
Financial liabilities with book value equal to fair value (1)	4,065,547	4,065,547
Bonds payable (3)	4,470,894	4,455,225
Long-term loans (4)	7,945,586	7,945,586
Accrued pension cost (5)	16,627	95,256

	16,498,654	16,561,614

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2002

	Book Value	Fair Value

	NT$'000	NT$'000
Non-derivative financial instruments
Financial Assets
Financial assets with book value
equal to fair value (1)	10,947,904	10,947,904
Short-term investment	47,736	42,200
Long-term investments in stocks (2)	6,957,931	7,098,212
Long-term bonds investments in bonds (2)	629,450	593,729

	18,583,021	18,682,045

	As of December 31, 2002

	Book Value	Fair Value

	NT$'000	NT$'000
Financial Liabilities
Financial liabilities with book value equal to fair value (1)	5,867,569	5,867,569
Bonds payable (3)	7,947,857	7,447,755
Long-term loans (4)	6,195,101	6,195,101
(Prepaid pension expense)/Accrued pension cost (5)	(2,327)	135,504

	20,008,200	19,,645,929

(1)	Financial assets and liabilities with book value equal to fair values. The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, other current assets, refundable deposits, short-term loans, commercial paper, notes payable, accounts payable, income tax payable, accrued expenses, other payables and other current liabilities approximate fair value as reported in the balance sheet because of their short maturates.

(2)	The fair value of short-term investment, long-term investments in stocks and long-term investment in bonds is generally based on the market value of short-term and long-term equity investments. If the market value of short-term and long-term equity investments is unavailable, the net equities of the investee companies or financial information is used as fair value.

(3)	The fair value of bonds payable is based on market value.

(4)	The book value of long-term loans is used as fair value because the loans bear floating interest rate.

(5)	The fair value of accrued pension cost and prepaid pension expense is equal to the funded status as shown in the actuarial report measured at December 31, 2001 and 2002, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     B.     Eliminated transactions between parent company and subsidiaries

	Name of the counter party and amount

	Siliconware	Siliconware
	Precision	Investment	SPIL (B.V.I.)	Siliconware
Transaction	Industries Co., Ltd.	Company Ltd.	Holding Limited	USA Inc.

	NT$'000	NT$'000	NT$'000	NT$'000
For the year ended December 31, 2001:
Eliminate long-term investment and stockholders’ equity	(1,785,892)	1,727,578	58,314	—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	23,005	—	—	(23,005)
Eliminate commission expense and revenue	(248,103)	—	—	248,103
Eliminate other payable and accounts receivable	180	—	—	(180)
For the year ended December 31, 2002:
Eliminate long-term investment and stockholders’ equity	(2,113,283)	951,947	1,161,336	—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	22,686	—	—	(22,686)
Eliminate commission expense and revenue	(269,946)	—	—	269,946

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. Segment Information

A.	Operation in Different Industries. The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits.

B.	Operations in Different Geographic Areas. The Company has no significant foreign operations. Therefore, ROC FAS No. 20 “Segmental Information Disclosure” is not applicable.

C.	Export Sales.

	For the years ended December 31,

	2000	2001	2002

Geographic	NT$'000	NT$'000	NT$'000
U.S. and Canada	9,114,393	8,005,894	11,525,085
Other	182,557	297,248	650,365

	9,296,950	8,303,142	12,175,450

Sales by geographic region are identified by the location where the revenue is generated.

D.	Major Customers.

	For the years ended December 31,

	2000		2001		2002

		Percentage		Percentage		Percentage
Customers	Amount	of net sale	Amount	of net sale	Amount	of net sale

	NT$'000%		NT$'000%		NT$'000%
Customer A	1,277,904	7	2,088,955	12	3,680,731	16
Customer B	99,621	1	1,451,400	9	2,895,828	13
Customer C	2,095,062	11	2,299,951	14	1,779,457	8

Total	3,472,587	19	5,840,306	35	8,356,016	37

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year.

26. US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with “Rules Governing the Preparation of Financial Statements of Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of consolidated net income:

		For the years ended December 31,

		2000	2001	2002

		NT$'000	NT$'000	NT$'000	US$'000
Net income(loss) as reported under ROC GAAP		3,221,380	(1,183,211)	425,195	12,254
US GAAP adjustments:
Compensated absences	(i )	(2,300)	(3,500)	(7,000)	(202)
Compensation	(ii)	(997,427)	(256,578)	—	—
Earthquake losses	(iii)	52,749	—	—	—
Goodwill amortization		—	(541,939)	—	—
Impairment on long-term investments	(x )	—	—	(212,569)	(6,126)
Embedded derivative	(xi)	—	—	(52,891)	(1,524)
Marketable securities	(vii)	—	—	(5,536)	(159)
Equity investments:	(iv)
Timing differences		5,485	(15,497)	(362,521)	(10,447)
Net income/(loss) variance between US GAAP and ROC GAAP		(42,740)	53,704	21,855	630
Accounting for income in preferred stock		(2,530)	(33,534)	(45,270)	(1,305)
Technology and know-how contributed to a joint venture investee		(31,000)	(31,000)	(6,000)	(173)

		(1,017,763)	(828,344)	(669,932)	(19,306)
Taxation effect	(v )	(221,238)	221,083	21,774	627

Net income (loss) under US GAAP		1,982,379	(1,790,472)	(222,963)	(6,425)

Basic and diluted earnings (loss) per share (“EPS”) under US GAAP (in dollars)	(vi)	1.26	(0.98)	(0.12)	—

Weighted average number of common stock outstanding (in thousands)		1,571,813	1,831,716	1,825,935	1,825,935

Reconciliation of consolidated shareholders’ equity:

		As of December 31,

		2000	2001	2002

		NT$'000	NT$'000	NT$'000	US$'000
Total shareholders’ equity as reported Under ROC GAAP		27,855,820	26,046,390	26,178,552	754,425
US GAAP adjustments:
Compensated absences	(i )	(9,200)	(12,700)	(19,700)	(568)
Compensation	(ii)	(314,369)	—	—	—
Impairment of long-term investments	(x )	—	—	(212,569)	(6,126)
Embedded derivative	(xi)	—	—	(52,891)	(1,524)
Earthquake losses	(iii)	—	—	—	—
Equity investments:	(iv)
Timing differences		6,487	(9,009)	(371,530)	(10,707)
Net income variance between US GAAP and ROC GAAP		50,688	104,392	126,247	3,638
Accounting for income in preferred stock		38,816	(14,335)	(65,943)	(1,900)
Technology and know-how contributed to a joint venture investee		(167,417)	(198,417)	(204,417)	(5,891)
Marketable securities	(vii)	45,935	541,885	(14,201)	(409)
Acquisition of Siliconware Corp.	(viii)	5,415,439	4,873,500	4,873,500	140,447
Taxation effect	(v )	(217,428)	3,654	25,428	733

Shareholders’ equity under US GAAP		32,704,771	31,335,360	30,262,476	872,118

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements in shareholders’ equity in accordance with US GAAP:

		2001	2002

		NT$'000	NT$'000	US$'000
Balance at January 1,		32,704,771	31,335,360	903,036
Net income (loss) under US GAAP		(1,790,472)	(222,963)	(6,425)
Compensation	(ii)	518,157	—	—
Cumulative translation adjustment on long-term investment		(7,131)	(16,042)	(462)
Change in fair value of marketable securities	(vii)	495,950	(550,551)	(15,866)
Adjustment for change in equity investment holding ratio		(33,219)	(1,242)	(36)
Unrealized loss on long-term investment		16,255	(302,780)	(8,726)
Treasury stock		(568,951)	20,694	597

Balance at December 31,		31,335,360	30,262,476	872,118

The balance sheet accounts under US GAAP is as follows:

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Current Assets
Cash and cash equivalents	1,467,182	2,793,055
Short-term investments	4,842,781	3,218,791
Notes receivable, net	180,762	127,237
Accounts receivable, net	3,710,855	4,122,784
Inventories	1,403,722	1,372,607
Other current assets	413,940	1,100,503

	12,019,242	12,734,977

Long-term investments	6,696,785	6,791,612
Property, plant and equipment	22,673,326	23,894,386
Intangible assets	4,873,500	4,873,500
Other assets	1,589,262	2,039,013

Total Assets	47,852,115	50,333,488

	As of December 31,

	2001	2002

	NT$'000	NT$'000
Current liabilities	5,855,159	5,890,543
Long-term liabilities	10,639,500	14,142,958
Other liabilities	22,096	37,511

Total Liabilities	16,516,755	20,071,012

Total Stockholders’ Equity	31,335,360	30,262,476

Total Liabilities and Stockholders’ Equity	47,852,115	50,333,488

     (i)  Compensated Absences

Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services.

(ii) Compensation

	For the years ended December 31,

Net Income Impact of Compensation Adjustments	2000	2001	2002

	NT$'000	NT$'000	NT$'000
US GAAP Adjustments:
Remuneration to directors	52,790	—	—

Employee bonuses Accrual	261,579	—	—
Adjustment to fair market value	683,058	256,578	—

Total employee bonuses	944,637	256,578	—

Total net income adjustment relating to compensation	997,427	256,578	—

	As of December 31,
Shareholder's Equity Impact of Compensation
	2000	2001	2002
Adjustments
	NT$'000	NT$'000	NT$'000
US GAAP Adjustments:
Remuneration to directors	52,790	—	—
Employee bonuses	261,579	—	—

Total shareholder’s equity adjustment relating to compensation	314,369	—	—

Remuneration to Directors — The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings in the period shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

Employee Bonuses — Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with ROC regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. As the Company incurred loss in 2001, no employee bonus was paid in 2002. On March 24, 2003, the Board of directors of the Company resolved to retain the 2002 earnings after setting aside the legal reserve and special reserve and not to pay employee bonuses. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid in capital of NT$4,074.2 million and NT$4,074.2 million for the years ended December 31, 2001 and 2002, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii) Earthquake Losses

The Company had suffered damages to its certain inventory, property and equipment during the earthquake in September 1999. Under ROC GAAP, such losses were recognized and were offset by both insurance proceeds received and expected probable insurance recovery. Under US GAAP, such losses were recognized and offset but only to the extent insurance recovery has been received by the Company. Pending insurance claims on the loss of NT$52.7 million are not recognized as a deduction from the losses under US GAAP. This amount of insurance proceeds was collected in 2000, which is recorded as a gain under US GAAP.

(iv) Equity Investments

Under both ROC and US GAAP, investments representing at least twenty percent of the voting interest of each investee for which the Company exercises significant influence over operating and financial policies are generally accounted for under the equity method. However, there are the following differences in applying equity accounting under ROC and US GAAP.

Timing difference

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if financial statements of an investee are not sufficiently timely for the Company to apply the equity method currently and such equity interests are below certain materiality threshold, the Company is permitted to delay the recognition of income (loss) until the subsequent year. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP adjustment deducts the delayed income from subsequent year’s net income and adds it back to prior year to arrive at net income under US GAAP.

Net income/(loss) variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include, but are not limited to, accounting for compensation, joint venture accounting, investment in marketable securities, deferred tax and compensated absences.

Accounting for income in preferred stock

Under ROC GAAP, when an investment is made in non-accumulative, convertible preferred shares, investment income is recognized for the amount of actual dividends when dividend is declared. Investment loss is recognized to the extent the investee’s net book value is less than the Companies liquidation preference. Under US GAAP, if the preferred shareholders own at least 20% of the voting rights, the investment is accounted for under the equity method. An equity investor recognizes its proportionate share of both the investee’s income and losses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Technology and know-how contributed to a joint venture investee

In 1997, the Company established a joint venture, ChipMOS. Both SPIL and its joint venture partner contributed cash as well as “technological know-how” to the joint venture. The Company contributed cash in the amount of NT$1.4 billion. The technological know-how contributed had not been carried on the Company’s balance sheet and was valued at NT$0.1 billion, a deemed value agreed to by both parties.

Under ROC GAAP, the Company recognized as initial cost of investment for NT$1.5 billion for cash and the value of know-how contributed. The value of know-how was recognized as a deferred gain under other liabilities and was amortized over a period during which know-how transfer was completed and implemented.

Under US GAAP, generally, an investor initially records its joint venture investment at cost (i.e. the amount of cash contributed or net book value of noncash assets contributed) and a gain should not be recognized on receipt of an interest in a joint venture if some or all of the investors’ interest was received for know-how contributed. Therefore, under US GAAP, the Company initially recorded its joint venture investment at NT$1.4 billion, the amount of cash contributed, and did not recognize the deemed value for know-how contributed. In addition, the excess of the Company’s cost of investment of NT$1.4 billion over the Company’s proportionate share of fair value of ChipMOS’ identifiable net assets is being amortized over a period of 5 years under US GAAP. Effective January 1, 2002, Statement of Financial Accounting Standards (“SFAS”) No. 142 requires that we cease amortization for the difference between the cost of an investment accounted for under the equity method and the amount of underlying equity in net assets of the investee.

(v) Taxation Effect

Under ROC GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the period when the amounts of undistributed earnings is determined. In addition, the effect of the 10% tax on temporary differences is not recognized for ROC GAAP purpose. Under US GAAP, the 10% tax on undistributed earnings is accrued in the period during which related income is generated and the impact of the 10% tax is measured for both current and deferred tax perspectives.

Separately, under US GAAP, deferred taxation is recognized for US GAAP adjustments that are taxable or tax-deductible. Such adjustments relate to the equity investment adjustments in preferred stock of Artest, accruals for earthquake losses, and accruals for compensated absences.

(vi) Earnings Per Share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2000, 2001 and 2002 were 13,775,600 shares, 26,157,900 shares and 0 shares, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(vii) Marketable Securities

Under ROC GAAP, marketable equity securities and long-term equity investments in which the Company owns less than 20% of the voting rights of a publicly listed investee company are carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. Under US GAAP FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date.

(viii) Goodwill Acquired from Merger

The fair value of the net assets received is used by the Company as the value of the consideration for the acquisition of the remaining interests in Siliconware Corporation and is reflected in the common stock and capital reserve in the balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded under ROC GAAP. The fair value of the net assets acquired is determined based on an independent appraisal process. Under US GAAP, the acquisition is accounted for using the purchase method of accounting, and the purchase price is determined using the fair value of the shares exchanged. The fair value of the shares exchanged was determined based on the average closing market price of the Company’s stock on the five trading days beginning two days prior to August 22, 2000, the date of the announcement of the acquisition. No identifiable intangible assets were acquired in the merger. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired results in goodwill. The purchase price was allocated to all identifiable tangible assets and liabilities acquired based on their estimated fair values at December 30, 2000, as follows (in NT$ millions):

Current assets	$1,371
Other assets	5,692
Liabilities	(3,403)
Goodwill	5,415

Purchase price	$9,075

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Before the adoption of SFAS No. 142, goodwill is amortized on a straight-line basis over ten years. Amortization of goodwill during 2001 was NT$541.9 million. Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review upon adoption and at least annually thereafter. Since the Company operates on an integrated basis, the Company itself is the sole reporting unit. Based on the comparison of the fair value and carrying value of the Company, management concluded that goodwill was not impaired as of adoption and as of December 31, 2002.

(ix) Stock Dividends

Under ROC GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$19,268.6 million and NT$19,268.6 million at December 31, 2001 and 2002, respectively. This adjustments have no effect on shareholders’ equity.

(x) Impairment of long-lived assets

There is no specific standards under ROC GAAP addressing impairment of long-lived assets. US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2002, certain investees accounted for under the equity method, including ChipMOS Technologies Inc., Double Win Enterprise Co., Ltd., and Artest Corporation, have incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$212.6 million (US$6.1 million) on these long-term equity investments to write off the carrying value of the investments to their fair value.

(xi) Embedded derivative

Under ROC GAAP, investment in convertible/exchangeable bond is carried at amortized cost, which is the par value after adjustment by the unamortized premium or discount. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for separately as a derivative instrument if (1) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (2) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur; and (3) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument. The bifurcated

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

derivative would be measured at fair value with changes in fair value reported in earnings as they occur. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

ADDITIONAL US GAAP DISCLOSURES

Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wirebonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company distributes its products on a global basis but mainly to customers in Taiwan of 45% and North America of 52%. The Company’s largest customer accounted for 14% and 16% for 2001 and 2002, respectively, and its five largest customers accounted for 45% and 48% of the Company’s total sales in 2001 and 2002, respectively.

In 2001 and 2002, significant portion of the Company’s net operating revenue were denominated in U.S. dollars. On the other hand, in 2001 and 2002, significant portion the Company’s purchase were incurred in U.S. dollars and in Japanese Yen. The Company’s capital expenditures are generally denominated in U.S. dollars and Japanese Yen. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, the Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amount to NT$1,667.6 million and NT$2,165.0 million as of December 31, 2001 and 2002, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

Other factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the personal computer industries, competitive pricing and declines in average selling prices, availability of manufacturing capacity, dependence on raw materials and competition.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-lived Assets

Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset may be impaired. Measurement of an impairment loss for assets that the Company expects to hold and use is based on the fair value of the asset. Idle assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As of December 31, 2001 and 2002, the carrying amounts of property, plant and equipment held for disposal were NT$1.2 million and NT$17.2 million, respectively. These assets held for disposal consist of die bonder, auto-molding machine, laser marker, die saw and bar code workstation, which were mainly used for production purposes. The factors leading to disposal include, among others, obsolete technology, low efficiency and high repair cost. The Company periodically reviews the status of idle assets and disposes such assets as buyers are identified. The impairment losses on assets held for disposal for the years ended December 31, 2000, 2001 and 2002 were NT$1.5 million, NT$1.2 million and NT$17.2 million, respectively.

Maturity of Long-term Liabilities

Aggregate maturities for the Company’s bonds payable and long-term loans as of December 31, 2002 are as follows:

Year ending December 31,	Maturities

NT$'000
2003	2,166,160
2004	9,207,617
2005	4,945,805

16,319,582

Cash and Cash Flow Statement

Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended
	December 31,

	2001	2002

	NT$'000	NT$'000
Net cash provided by operating activities, US GAAP	4,944,315	5,006,199
Net cash used in investing activities, US GAAP	(7,679,399)	(7,139,390)
Net cash provided by financing activities, US GAAP	1,499,135	3,459,064

Net (decrease) increase in cash and cash equivalents, US GAAP	(1,235,949)	1,325,873
Cash and cash equivalents at beginning of year under US GAAP	2,703,131	1,467,182

Cash and cash equivalents end of year under US GAAP	1,467,182	2,793,055

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 2001 and 2002 and accumulated other comprehensive income balances as of December 31, 2001 and 2002 are summarized as follows:

	2001	2002

	NT$'000	NT$'000
Net (loss) income	(1,183,211)	425,195
Other comprehensive income (loss), net of taxes:
Cumulative translation adjustment on equity investment	12,486	(9,705)
Adjustment for change in equity investment holding ratio	(33,219)	(1,242)
Adjustment for unrealized loss on long-term investment	16,255	(302,780)
Resale of treasury stock	—	20,694

Comprehensive (loss) income	(1,187,689)	132,162

Accumulated other comprehensive income (loss) balances:
Cumulative translation adjustment on equity investment	45,388	35,683
Adjustment for change in equity investment holding ratio	16,305	15,063
Adjustment for unrealized loss on long-term investment	—	(302,780)
Resale of treasury stock	—	20,694

Accumulated other comprehensive income (loss)	61,693	(231,340)

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No.146 (“SFAS No.146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No.94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No.146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No.148 (“SFAS No.148”), “Accounting for Stock-Based Compensation–Transition and Disclosure–An Amendment of FASB Statement No.123.” SFAS No.148 amends Statement of Financial Accounting Standards No.123 (“SFAS No.123”), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No.148 amends the disclosure requirements of SFAS No.123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

compensation and the effect of the method used on reported results. The Company does not expect that the adoption of SFAS No. 148 will have a material impact on the Company’s financial position or results of operations, although SFAS No. 148 may impact the disclosure of future stock-based compensation.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe the adoption of FIN No. 45 will have a material impact on its financial position or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe the adoption of EITF 00-21 will have a material impact on its financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”) “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No.46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. Management is currently evaluating the effect of adopting FIN No. 46 on its results of operations and financial position.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stocks and certain options and warrants. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is generally effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently evaluating the impact that SFAS 150 will have on its consolidated financial position and results of operations when adopted.

Summarized Financial Information of Equity Investees

Summary Financial Information of the Company’s equity investees, except ChipMOS, has been prepared on an aggregate basis under ROC GAAP.

Balance Sheet Information

	2001	2002

	NT$'000	NT$'000
Current Assets	1,125,028	1,387,540
Non-Current Assets	2,599,935	4,036,858

Total Assets	3,724,963	5,424,398

Current Liabilities	585,260	1,156,519
Non-Current Liabilities	479,863	1,082,017

Total Liabilities	1,065,123	2,238,536

Income Statement Information

	2001	2002

	NT$'000	NT$'000
Net Sales	1,898,800	2,113,099
Gross (Loss) Profit	202,602	320,567
Loss Before Tax	(172,711)	(30,329)
Net Loss	(91,398)	(14,933)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. SPECIAL DISCLOSURE ITEMS

     A.     Significant Transactions Information

(1)	Loans to third parties attributed to financial activities:

As of December 31, 2002: None.

(2)	The Company provided the following endorsement and guarantee to third parties: For the year ended December 31, 2002:

Endorser		Endorsee			The highest
outstanding
			Relationship with	Endorsement limit	endorsement amount
Number	Name of endorser	Name of endorsee	the Company	to single company	for the period

				NT$’000	NT$’000
0	Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp.	Investee company accounted for under equity method	13,082,935	84,440

Endorser
		The outstanding	The amount of	The ratio of accumulated	The ceiling of the
		endorsement amount	endorsement with	endorsement amount to	outstanding endorsement
Number	Name of endorser	at 12/31/2002	collateral placed	net value of the Company	for the Company

		NT$’000	NT$’000		NT$’000
0	Siliconware Precision Industries Co., Ltd.	-	-	-	26,165,870(1)

(1)	The ceiling of the outstanding endorsement for SPIL is the most recent period’s net equity.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The ending balance of securities is summarized as follows: As of December 31, 2002:

The relationship of the
	Type of		issuers with
Investor	securities	Name of securities	the Company	General ledger accounts

Siliconware Precision Industries Co., Ltd.	Stock	Siliconware Investment Company Ltd.	Investee accounted for under equity method	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	Sigurd Microelectronics Corp.	Investee accounted for under equity method	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	Double Win Enterprise Co., Ltd.	Investee accounted for under equity method	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	Investee accounted for under equity method	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under equity method	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	Universal Communication Technology Inc.	Investee accounted for under equity method	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	Phoenix Precision Technology Corporation	Same chairman of the Board	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	ThaiLin Semiconductor Corp.	-	Long-term investments
Siliconware Precision Industries Co., Ltd.	Bonds	ThaiLin Semiconductor Corp.	-	Long-term investments
Siliconware Precision Industries Co., Ltd.	Bonds	United Microelectronic Corporation	-	Long-term investments
Siliconware Precision Industries Co., Ltd.	Stock	King Yuan Electronics Co., Ltd.	-	Prepaid long-term investment
Siliconware Precision Industries Co., Ltd.	Stock	Others	-	Long-term investments

			December 31, 2002

	Number of shares		Percentage	Market value per
Investor	(in thousands)	Book value(3)	of ownership	share (in dollars)

		NT$’000		NT$
Siliconware Precision Industries Co., Ltd.	177,000	951,947	100.00%	8.21(1)
Siliconware Precision Industries Co., Ltd.	30,594	524,820	33.58%	17.73(1)
Siliconware Precision Industries Co., Ltd.	8,450	122,400	24.14%	15.27(2)
Siliconware Precision Industries Co., Ltd.	254,863	3,116,299	28.73%	12.41(2)
Siliconware Precision Industries Co., Ltd.	34,300	1,161,336	100.00%	33.86(1)
Siliconware Precision Industries Co., Ltd.	32,975	322,586	42.82%	6.90(1)
Siliconware Precision Industries Co., Ltd.	67,610	1,087,794	17.48%	13.37
Siliconware Precision Industries Co., Ltd.	10,859	216,420	5.43%	6.74
Siliconware Precision Industries Co., Ltd.	2,831	283,100	-	267,190(3)
Siliconware Precision Industries Co., Ltd.	1,000	346,350	-	326,539
Siliconware Precision Industries Co., Ltd.	64,350	899,540	-	899,540
Siliconware Precision Industries Co., Ltd.	13,707	185,226	-	—(4)

(1)	The market value is not available, therefore, the net equity per share based on the audited financial statements as of December 31, 2002 was used.

(2)	The market value is not available and recognition of investment income (loss) is delayed until the subsequent year, therefore, the net equity per share as of December 31, 2001 was used.

(3)	The market value is not available, therefore, the issuance price was used.

(4)	Combined amount for individual security less than NT$100 million.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Securities for which total buying or selling amount exceeding the lower of NT$100 million and 20 percent of the capital stock: For the year ended December 31, 2002 :

Name of the
Investor	Name of the security	Accounts	counter party

Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited stock	Long-term investments	Note
Siliconware Precision Industries Co., Ltd.	United Microelectronics Corporation convertible bonds	Long-term investments	United Microelectronics Corporation
Siliconware Precision Industries Co., Ltd.	Citimoney USD Fund	Short-term investments	—
Siliconware Precision Industries Co., Ltd.	Universal Communication Technology Inc.	Long-term investments	Universal Communication Technology Inc.
Siliconware Precision Industries Co., Ltd.	King Yuan Electronics Co., Ltd.	Long-term investment and prepaid long-term investments	King Yuan Electronics Co., Ltd.

		Beginning balance		Addition

	The relationship	Number of		Number of
	of the issuers	shares (in		shares (in
Investor	with the Company	thousands)	Amount	thousands)	Amount

			NT$’000		NT$’000
Siliconware Precision Industries Co., Ltd.	-	2,050	58,314	32,250	1,127,012
Siliconware Precision Industries Co., Ltd.	-	-	-	1,000	346,350
Siliconware Precision Industries Co., Ltd.	-	-	-	82	6,818,370
Siliconware Precision Industries Co., Ltd.	-	7,600	76,000	25,375	253,750
Siliconware Precision Industries Co., Ltd.	-	-	-	64,350	901,041

	Disposal				Ending balance

	Number of				Number of
	shares (in	Sale	Book	Gain (loss) from	shares (in
Investor	thousands)	price	value	disposal	thousands)	Amount

		NT$’000	NT$’000	NT$’000		NT$’000
Siliconware Precision Industries Co., Ltd.	-	-	-	-	34,300	1,161,336
Siliconware Precision Industries Co., Ltd.	-	-	-	-	1,000	346,350
Siliconware Precision Industries Co., Ltd.	82	6,821,740	6,818,370	3,370	-	—
Siliconware Precision Industries Co., Ltd.	-	-	-	-	32,975	322,586
Siliconware Precision Industries Co., Ltd.	-	-	-	-	64,350	901,041

Note: The cash investment of US$ 32,250,000.

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100 million and 20 percent of the capital stock: For the year ended December 31, 2002 :

	Name of the	Date of	Transaction	Status of		Relationship with
Investor	properties	transaction	amount	payment	Counter party	the Company

			NT$’000
Siliconware Precision Industries Co., Ltd.	Land	June 2002	257,557	256,057 paid	Tou Tien Metal Co., Ltd. Yi-Cheng Lee, Ting-Tsai Lee and Yu-Lee Chang	—

Related party as counter party

	Original owner who	The relationship of	Date of the
	sold the property to	the original owner	original
Investor	the counter party	with the Company	transaction	Amount

Siliconware Precision Industries Co., Ltd.	-	-	-	—

Purpose and
	The bases or reference	status of the
Investor	used in deciding the price	acquisition	Other commitment

Siliconware Precision Industries Co., Ltd.	Contract price	Future operating activity	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	Disposal of real estate with an amount exceeding the lower of NT$100 million and 20 percent of the capital stock:

For the year ended December 31, 2002 : None.

(7)	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million and 20 percent of the capital stock:

For the year ended December 31, 2002 :

Description of the transaction

	Name of the	Relationship with	Purchases/
Purchase / sales company	counter parties	the counter parties	sales

Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation	Same Chairman of the Board	Purchase

Description of and reasons
for difference in transaction
terms compared to non-
	Description of the transaction			related party transactions		Notes or accounts receivable / payable

		Percentage of net					Percentage of notes or
Purchase / sales company	Amount	purchases / sales	Credit terms	Unit price	Credit terms	Amount	accounts receivable / payable

	NT$’000					NT$’000
Siliconware Precision Industries Co., Ltd.	1,716,348	16%	Three months	-	-	Accounts payable 194,994	14%

(8)	Receivables from related parties exceeding the lower of NT$100 million and 20 percent of the capital stock:

As of December 31, 2002 : None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2002 : None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     B.     Related information on investee companies

(1)	Basic information on investee companies: For the year ended December 31, 2002 :

Investor	Name of Investee	Location	Main activities

Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Taipei	Investment activities
Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp.	Chu-tung, Hsin-Chu	Testing and assembly of integrated circuits
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	PCB, SMT process and hand insert
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin-Chu	Testing and assembly of integrated circuits
Siliconware Precision Industries Co., Ltd.	Taiwan Hi-tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities
Siliconware Precision Industries Co., Ltd.	Universal Communication Technology Inc.	Hsin-Chu	RF IC test
Siliconware Investment Company Ltd.	Artest Corporation	Sunnyvale, CA USA	Testing and development of integrated circuits
Siliconware Investment Company Ltd.	Taiwan Hi-tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA USA	Sales agent
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Design and manufacture of transistor and electronic component

						Current period

							Income (loss)
	Original investments		The Company / majority owned subsidiary owns				recognized

		Prior period				Net income	by the
	Current period	ending balance	Shares	Percentage of		(loss) of	Company
Investor	ending balance	(Note 6)	(in thousands)	ownership	Book value	investee	(Note 5)	Note

	NT$’000	NT$’000			NT$’000	NT$’000	NT$’000
Siliconware Precision Industries Co., Ltd.	1,770,000	1,770,000	177,000	100.00%	951,947	19,930	19,930	(Note 2)
Siliconware Precision Industries Co., Ltd.	320,519	320,519	30,594	33.58%	524,820	237,232	69,166	(Note 1)
Siliconware Precision Industries Co., Ltd.	169,000	169,000	8,450	24.14%	122,400	(85,520)	(20,645)	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	2,332,768	2,332,768	254,863	28.73%	3,116,299	-	-	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	186,728	186,728	5,506	22.55%	72,761	17,682	3,434	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	1,197,109	70,097	34,300	100.00%	1,161,336	(15,887)	(15,887)	(Note 2)
Siliconware Precision Industries Co., Ltd.	329,750	76,000	32,975	42.82%	322,586	-	-	(Notes 1, 3)
Siliconware Investment Company Ltd.	165,048	165,048	6,000	30.09%	208,500	-	-	(Note 4)
Siliconware Investment Company Ltd.	46,392	47,584	3,995	16.20%	45,685	17,682	-	(Notes 3, 4)
SPIL (B.V.I.) Holding Limited	68,464	68,464	1,250	100.00%	50,419	(5,551)	-	(Note 7)
SPIL (B.V.I.) Holding Limited	219,294	-	6,550	100.00%	218,956	(8,292)	-	(Note 7)
SPIL (Cayman) Holding Limited	217,620	-	6,500	100.00%	216,350	(7,980)	-	(Note 8)

Note 1:	The Company’s investee accounted for under the equity method.
Note 2:	The Company’s majority owned subsidiary.
Note 3:	Recognition of investment income (loss) is delayed until the subsequent year.
Note 4:	The investee accounted for under the equity method of Siliconware Investment Company Ltd., a majority owned subsidiary of the Company.
Note 5:	Amortization of premium or discount is not included.
Note 6:	Original investments as of December 31, 2001.
Note 7:	The investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a majority owned subsidiary of the Company.
Note 8:	The investee accounted for under the equity method of SPIL (Cayman) Holding Limited.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	The ending balance of securities held by investee companies:

As of December 31, 2002 :

Relationship of
	Type of		the issuers with
Investor	securities	Name of securities	the Company

Siliconware Investment Company Ltd.	Stock	Artest Corporation	Investee accounted for under equity method by subsidiary of the Company
Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company
Siliconware Investment Company Ltd.	Stock	Unimicrom Technology Corp.	—
Siliconware Investment Company Ltd.	Stock	Others	—
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Investee accounted for under equity method by subsidiary of the Company
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Investee accounted for under equity method by subsidiary of the Company
SPIL (Cayman) Holding Limited	Stock	Siliconware Technology (Suzhou) Limited	Investee accounted for under equity method by subsidiary of the Company

		December 31, 2002

		Number of shares	Book value	Percentage of	Market value per
Investor	General ledger account	(in thousands)	(Note 2)	ownership	share (in dollar)

			NT$’000		NT$’000
Siliconware Investment Company Ltd.	Long-term investments	6,000	208,500	30.09%	34.92(1)
Siliconware Investment Company Ltd.	Long-term investments	27,016	794,184	1.43%	18.55
Siliconware Investment Company Ltd.	Long-term investments	11,457	164,123	1.62%	21.39
Siliconware Investment Company Ltd.	Long-term investments	27,010	467,099	—	—(2)
SPIL (B.V.I.) Holding Limited	Long-term investments	1,250	50,419	100.00%	40.33(3)
SPIL (B.V.I.) Holding Limited	Long-term investments	6,550	218,956	100.00%	33.43(3)
SPIL (Cayman) Holding Limited	Long-term investments	6,500	216,350	100.00%	33.29(3)

(1)	Redemption price per share.

(2)	Combined amount for individual security less than $100 million.

(3)	The market value is not available, therefore, the net equity per share as of December 31, 2002 was used.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Securities for which total buying or selling amount exceeded the lower of NT$100,000 and 20 percent of the capital stock:

For the year ended December 31, 2002:

The relationship
			Name of the	of the issuers
Investor	Name of the security	Accounts	counter party	with the Company

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investments	Note	—
SPIL (B.V.I.) Holding Limited	King Yuan Electronic Co., Ltd. (Bonds)	Long-term investments	King Yuan Electronic Co., Ltd.	—
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investments	Note	—

	Beginning balance		Addition		Disposal				Ending balance

	Number of		Number of		Number of			Gain (loss)	Number of
	shares (in		shares (in		shares (in	Sale	Book	from	shares (in
Investor	thousands)	Amount	thousands)	Amount	thousands)	price	value	disposal	thousands)	Amount

		NT$’000		NT$’000		NT$’000	NT$’000	NT$’000		NT$’000
SPIL (B.V.I.) Holding Limited	—	—	6,550	219,294	—	—	—	—	6,550	218,956
SPIL (B.V.I.) Holding Limited	—	—	2,570	860,436	2,570	860,436	860,436	—	—	—
SPIL (Cayman) Holding Limited	—	—	6,500	217,620	—	—	—	—	6,500	216,350

               Note: The original investment when established.

     C.     Investment in Mainland China information:

               For the year ended December 31, 2002:

(1)	Information of investment in Mainland China:

As of December 31, 2002 :

Accumulated
				remittance as of	Remitted
Name of investee in			Investment	December	or (collected)
Mainland China	Main activities of investee	Capital	method	31, 2001	this period

		NT$’000		NT$’000	NT$’000
Siliconware Technology (Suzhou) Limited	Design and manufacture of transistor and electronic component	225,550 (Note 2)	(Note 1)	—	225,550 (Note 2)

Investment income (loss)
		Ownership held by	recognized		The investment income (loss)
Name of investee in	Accumulated remittance as	the Company	by the Company	Ending balance	remitted back as
Mainland China	of December 31, 2002	(Direct and indirect)	during the period	of investment	of December 31,2002

			NT$’000	NT$’000	NT$’000
Siliconware Technology (Suzhou) Limited	$225,550 (Note 2)	100.00%	(7,980)	216,350 (Note 2)	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ceiling of investment in
	The investment balance approved	Mainland China according to
Accumulated remittance from	by Investment Commissions,	Investment Commissions,
Taiwan to Mainland China	Ministry of Economic Affairs	Ministry of Economic Affairs

NT$’000	NT$'000	NT$'000
225,550	694,000	6,735,710

Note 1: The Company set up a subsidiary in the Cayman Islands to reinvest in Mainland China.

Note 2: Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rate prevailing on the balance sheet date.

(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas: None.

The Board of Directors and Shareholders
ChipMOS TECHNOLOGIES INC.

We have audited the accompanying balance sheets of ChipMOS TECHNOLOGIES INC. as of December 31, 2002, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ChipMOS TECHNOLOGIES INC. as of December 31, 2000 and 2001, were audited by other auditors whose reports dated February 2, 2001 and April 24, 2002 respectively, expressed unqualified opinions on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred above present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES INC. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for the year ended December 31, 2002, and the determination of shareholders’ equity and financial position at December 31, 2002, to the extent summarized in Note 22.

Moore Stephens
April 18, 2003
Taipei, Taiwan
Republic of China

ChipMOS TECHNOLOGIES INC.

BALANCE SHEETS
December 31, 2001 and 2002
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31

ASSETS	2001	2002

	NT$	NT$	US$
			(Note 3)
CURRENT ASSETS
Cash	1,174,253	1,963,381	56,257
Restricted cash and cash equivalents (Note 18)	234,001	76,868	2,203
Short-term investments—net (Notes 2 and 4)	969,945	874,932	25,070
Notes receivable	29,542	30,474	873
Accounts receivable—net of allowance for doubtful receivables of NT$17,490 in 2001 and NT$17,397 in 2002 (Notes 2 and 5)	250,709	562,424	16,115
Receivables from related parties (Notes 2,5,7 and 17):
Notes and accounts—net of allowance for doubtful receivables of NT$14,949 in 2002	1,201,281	1,104,475	31,647
Others	106,474	169,859	4,867
Other receivable—net of allowance for doubtful receivables of NT$12,510 in 2001 and 2002 (Notes 2 and 5)	10,581	82,614	2,367
Inventories—net (Notes 2 and 6)	172,254	165,378	4,739
Deferred income tax-net (Notes 2 and 16)	40,748	38,467	1,102
Prepaid expenses and other current assets	17,881	232,288	6,656

Total Current Assets	4,207,669	5,301,160	151,896

LONG-TERM INVESTMENTS (Notes 2 and 7)	271,375	1,441,866	41,313

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8,12 and 13)
Cost
Buildings and auxiliary equipment	2,533,231	2,655,633	76,093
Machinery and equipment	13,392,623	13,934,925	399,282
Furniture and fixtures	211,582	233,059	6,678
Transportation equipment	9,809	10,613	304
Tools	783,852	833,075	23,870
Leasehold improvements	6,702	1,238	35

Total cost	16,937,799	17,668,543	506,262
Accumulated depreciation	(6,527,606)	(8,911,261)	(255,337)
Construction in progress and advance payment	377,259	933,011	26,734

Net Property, Plant and Equipment	10,787,452	9,690,293	277,659

INTANGIBLE ASSETS—NET (Notes 2 and 9)	153,862	50,348	1,443

OTHER ASSETS
Restricted cash and cash equivalents (note 18)	601,624	601,744	17,242
Employee dormitory building — net of accumulated depreciation of NT$23,271 in 2001 and NT$32,367 in 2002 (Note 2)	138,765	129,978	3,724
Refundable deposits	13,796	13,839	397

Total Other Assets	754,185	745,561	21,363

TOTAL ASSETS	16,174,543	17,229,228	493,674

(Forward)

ChipMOS TECHNOLOGIES INC.

BALANCE SHEETS
December 31, 2001 and 2002
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2002

	NT$	NT$	US$
			(Note 3)
CURRENT LIABILITIES
Bank loans (Note 10)	1,066,762	2,032,631	58,241
Commercial papers (Note 11)	—	159,427	4,568
Accounts payable	120,085	145,352	4,165
Payables to related parties (Note 17):
Others	2,561	3,659	105
Income tax payable (Notes 2 and 16)	35,731	—	—
Payables to contractors and equipment suppliers	358,757	158,750	4,549
Accrued expenses and other current liabilities	254,042	373,480	10,701
Current portion of long-term loans (Note 13)	1,180,000	352,160	10,091

Total Current Liabilities	3,017,938	3,225,459	92,420

LONG-TERM LIABILITIES
Long-term bonds payable (Note 12)	1,200,000	1,200,000	34,384
Long-term loans (Note 13)	769,411	2,811,435	80,557

Total Long-Term Liabilities	1,969,411	4,011,435	114,941

OTHER LIABILITIES
Deferred income tax-net (Notes 2 and 16)	155,378	231,779	6,641
Accrued pension cost (Notes 2 and 14)	19,206	26,194	751
Guarantee deposits	329	461	13

Total Other Liabilities	174,913	258,434	7,405

Total Liabilities	5,162,262	7,495,328	214,766

COMMITMENTS AND CONTINGENCIES (Note 19)
SHAREHOLDERS’ EQUITY (Notes 2 and 15)
Capital stock—NT$10 par value Authorized—970,000 thousand shares Issued—887,227 thousand shares in 2001 and 2002	8,872,272	8,872,272	254,220
Capital surplus	2,090,889	2,085,814	59,765
Retained earnings:
Appropriated as legal reserve	424,007	424,007	12,149
Unappropriated earnings (accumulated deficits)	(374,200)	(1,648,057)	(47,222)
Cumulative translation adjustments	(687)	(734)	(21)
Treasury stock (Note 7)	—	598	17

Total Shareholders’ Equity	11,012,281	9,733,900	278,908

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,174,543	17,229,228	493,674

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2000, 2001 and 2002
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (loss) Per Share)

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUES (Notes 2 and 17)
Related parties	5,311,125	3,719,006	3,665,384	105,025
Third parties	2,913,066	1,526,089	2,860,481	81,962

Total Net Revenue	8,224,191	5,245,095	6,525,865	186,987

COST OF REVENUES (Note 17)
Related parties	3,686,784	3,760,067	3,004,306	86,083
Third parties	1,824,208	2,269,242	3,707,400	106,229

Total Cost of Revenues	5,510,992	6,029,309	6,711,706	192,312

GROSS PROFIT (LOSS)	2,713,199	(784,214)	(185,841)	(5,325)

OPERATING EXPENSES (Note 17)
Research and development (Note 2)	357,429	408,905	326,753	9,362
General and administrative	226,498	186,211	180,396	5,169
Marketing	138,007	68,018	66,898	1,917

Total Operating Expenses	721,934	663,134	574,047	16,448

INCOME (LOSS) FROM OPERATIONS	1,991,265	(1,447,348)	(759,888)	(21,773)
NON-OPERATING INCOME
Gain on sales of investments (Note 2)	99,390	232,701	50,370	1,443
Rental (Note 17)	88,828	93,491	35,473	1,017
Interest	34,093	65,276	36,864	1,056
Foreign exchange gain—net (Note 2)	75,146	55,626	—	—
Reversal of allowance for doubtful receivables (Note 5)	—	38,835	—	—
Subsidy income	9,250	26,161	8,982	257
Gain on disposal of property, plant and equipment (Note 2)	4,108	240	37,698	1,080
Insurance compensation	101,936	—	—	—
Reversal of allowance for loss on short-term investments (Note 2)	658	—	—
Other	9,047	13,387	9,964	286

Total Non-Operating Income	422,456	525,717	179,351	5,139

NON-OPERATING EXPENSES
Interest (Note 8)	308,405	299,136	241,096	6,908
Allowance for loss on short-term investments (Note 4)	—	—	168,604	4,831
Loss on lease rescission—net (Note 18)	13,533	116,622	—	—

(Forward)

Investments loss recognized by equity method—net (Note 2 and 7)	183,890	73,341	93,199	2,671
Financing cost	14,517	14,768	17,108	490
Loss on disposal of property, plant and equipment (Note 2)	2,928	1,079	640	18
Foreign exchange loss—net (Note 2)	—	—	60,846	1,744
Other	18,041	50,147	12,887	369

Total Non-Operating Expenses	541,314	555,093	594,380	17,031

INCOME (LOSS) BEFORE INCOME TAX	1,872,407	(1,476,724)	(1,174,917)	(33,665)
INCOME TAX EXPENSE (Notes 2 and 16)	333,386	32,340	97,862	2,804

NET INCOME (LOSS)	1,539,021	(1,509,064)	(1,272,779)	(36,469)

EARNINGS (LOSS) PER SHARE
Based on weighted-average number of shares outstanding of 769,664 thousand shares in 2000 and 887,227 thousand shares in 2001 and 2002	2.00	(1.70)	(1.43)	(0.04)

Based on weighted-average number of shares outstanding—retroactively adjusted	1.87	(1.70)

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2000, 2001 and 2002
(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS (Notes 2 and 15)

			Additional	Gain on
	Shares		Paid-in	Disposal of	Long-term
	(Thousand)	Amount	Capital	Properties	investments	Total

		NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2000	646,929	6,469,289	—	3,051	—	3,051
Appropriation of 1999 earnings:
Legal reserve	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—
Bonus to employees—stock	8,513	85,137	—	—	—	—
Stock dividends—11.6%	75,044	750,437	—	—	—	—
Issuance of capital stock, August 10, 2000	100,000	1,000,000	2,500,000	—	—	2,500,000
Net income in 2000	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—
Gain on disposal of property, plant and equipment	—	—	—	3,081	—	3,081
Unrealized loss on long-term investments	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2000	830,486	8,304,863	2,500,000	6,132	—	2,506,132
Appropriation of 2000 earnings:
Legal reserve	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—
Bonus to employees
Cash	—	—	—	—	—	—
Stock	6,912	69,117	—	—	—	—
Stock dividends—1% appropriated by earnings	8,305	83,049	—	—	—	—
5% appropriated by capital surplus	41,524	415,243	(415,243)	—	—	(415,243)
Net loss in 2001	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—
Reversal of the unrealized loss on long-term investments	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2001	887,227	8,872,272	2,084,757	6,132	—	2,090,889
Net loss in 2002	—	—	—	—	—	—
Adjustment of equity method for long-term investments	—	—	—	—	1057	1,057
Reversal of gain on disposal of property, plant and equipment	—	—	—	(6,132)	—	(6,132)
Translation adjustments	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2002	887,227	8,872,272	2,084,757	—	1,057	2,085,814

[Additional columns below]

[Continued from above table, first column(s) repeated]

	RETAINED EARNINGS (Notes 2 and 15)

		Unappropriated
		Earnings
	Legal	(Accumulated
	Reserve	Deficits)	Total

	NT$	NT$	NT$
BALANCE, JANUARY 1, 2000	175,816	948,646	1,124,462
Appropriation of 1999 earnings:
Legal reserve	94,597	(94,597)	—
Remuneration to directors and supervisors	—	(17,027)	(17,027)
Bonus to employees—stock	—	(85,137)	(85,137)
Stock dividends—11.6%	—	(750,437)	(750,437)
Issuance of capital stock, August 10, 2000	—	—	—
Net income in 2000	—	1,539,021	1,539,021
Translation adjustments	—	—	—
Gain on disposal of property, plant and equipment	—	(3,081)	(3,081)
Unrealized loss on long-term investments	—	—	—

BALANCE, DECEMBER 31, 2000	270,413	1,537,388	1,807,801
Appropriation of 2000 earnings:
Legal reserve	153,594	(153,594)	—
Remuneration to directors and supervisors	—	(27,647)	(27,647)
Bonus to employees
Cash	—	(69,117)	(69,117)
Stock	—	(69,117)	(69,117)
Stock dividends—1% appropriated by earnings	—	(83,049)	(83,049)
5% appropriated by capital surplus	—	—	—
Net loss in 2001	—	(1,509,064)	(1,509,064)
Translation adjustments	—	—	—
Reversal of the unrealized loss on long-term investments	—	—	—

BALANCE, DECEMBER 31, 2001	424,007	(374,200)	49,807
Net loss in 2002	—	(1,272,779)	(1,272,779)
Adjustment of equity method for long-term investments	—	(7,210)	(7,210)
Reversal of gain on disposal of property, plant and equipment	—	6,132	6,132
Translation adjustments	—	—	—

BALANCE, DECEMBER 31, 2002	424,007	(1,648,057)	(1,224,050)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	UNREALIZED
	LOSS ON	CUMULATIVE
	LONG-TERM	TRANSLATION		TOTAL
	INVESTMENT	ADJUSTMENT	TREASURY	SHAREHOLDERS'
	(Note2)	(Note 2)	STOCK	EQUITY

	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2000	—	47	—	7,596,849
Appropriation of 1999 earnings:
Legal reserve	—	—	—	—
Remuneration to directors and supervisors	—	—	—	(17,027)
Bonus to employees—stock	—	—	—	—
Stock dividends—11.6%	—	—	—	—
Issuance of capital stock, August 10, 2000	—	—	—	3,500,000
Net income in 2000	—	—	—	1,539,021
Translation adjustments	—	(343)	—	(343)
Gain on disposal of property, plant and equipment	—	—	—	—
Unrealized loss on long-term investments	(55,382)	—	—	(55,382)

BALANCE, DECEMBER 31, 2000	(55,382)	(296)	—	12,563,118
Appropriation of 2000 earnings:
Legal reserve	—	—	—	—
Remuneration to directors and supervisors	—	—	—	(27,647)
Bonus to employees
Cash	—	—	—	(69,117)
Stock	—	—	—	—
Stock dividends—1% appropriated by earnings	—	—	—	—
5% appropriated by capital surplus	—	—	—	—
Net loss in 2001	—	—	—	(1,509,064)
Translation adjustments	—	(391)	—	(391)
Reversal of the unrealized loss on long-term investments	55,382	—	—	55,382

BALANCE, DECEMBER 31, 2001	—	(687)	—	11,012,281
Net loss in 2002	—	—	—	(1,272,779)
Adjustment of equity method for long-term investments	—	—	598	(5,555)
Reversal of gain on disposal of property, plant and equipment	—	—	—	—
Translation adjustments	—	(47)	—	(47)

BALANCE, DECEMBER 31, 2002	—	(734)	598	9,733,900

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2000, 2001 and 2002
(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	1,539,021	(1,509,064)	(1,272,779)	(36,469)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,824,888	2,624,043	2,688,374	77,031
Amortization	187,817	189,792	129,901	3,722
Investment loss recognized by equity method — net	183,890	73,341	93,199	2,671
Allowance for loss on short-term investments	—	—	168,604	4,831
Loss (gain) on disposal of property, plant and equipment — net	(1,180)	839	(37,058)	(1,062)
Deferred income tax — net	270,608	(5,240)	78,682	2,255
Accrued pension cost	7,910	2,550	6,988	200
Changes in operating assets and liabilities:
Notes receivable	211,317	(14,344)	(932)	(27)
Accounts receivable	(399,987)	851,102	(311,715)	(8,932)
	Receivables from related parties
Notes and accounts	362,121	(330,059)	96,806	2,774
Other	(63,313)	(42,130)	(61,630)	(1,766)
Other receivables	17,473	7,524	(72,033)	(2,064)
Inventories	(111,221)	152,944	6,876	197
Prepaid expenses and other current assets	1,154	38,443	(214,406)	(6,143)
Accounts payable	45,960	(96,503)	25,267	724
Payables to related parties
Trade	(72,805)	(11,526)	—	—
Other	(357)	(449)	1,098	31
Income tax payable	55,219	(25,831)	(35,731)	(1,024)
Accrued expenses and other current liabilities	244,343	(199,601)	119,438	3,422

Net Cash Provided by Operating Activities	4,302,858	1,705,831	1,408,949	40,371

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(28,997)	(801,587)	157,013	4,499
Decrease (increase) in short-term investments	(1,260,198)	1,078,262	(73,600)	(2,109)
Proceeds from sales of:
Long-term investments	100	—	—	—
Property, plant and equipment	719,626	2,981	218,757	6,268
Acquisitions of:
Long-term investments	(360,496)	(10,698)	(1,271,038)	(36,420)
Property, plant and equipment	(6,562,164)	(1,662,568)	(1,963,825)	(56,270)
Intangible assets	(36,400)	(22,282)	(26,387)	(756)
Employee dormitory building	(2,361)	(14,870)	(310)	(9)
Decrease (increase) in refundable deposits	(14,642)	30,813	(43)	(1)

Net Cash Used in Investing Activities	(7,545,532)	(1,399,949)	(2,959,433)	(84,798)

(Forward)

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of:
Bank loans	(768,440)	—	—	—
Long-term loans	—	(1,052,339)	—	—
Proceeds from:
Bank loans	—	833,144	965,869	27,675
Commercial papers	—	—	159,427	4,568
Long-term loans	367,750	—	1,214,184	34,791
Long-term bonds payable	1,200,000	—	—	—
Issuance of capital stock	3,500,000	—	—	—
Increase (decrease) in guarantee deposits	67	(655)	132	4
Remuneration paid to directors and supervisors	(17,027)	(27,647)	—	—
Bonus paid to employees	—	(69,117)	—	—

Net Cash Provided by (Used in) Financing Activities	4,282,350	(316,614)	2,339,612	67,038

NET INCREASE (DECREASE) IN CASH	1,039,676	(10,732)	789,128	22,611
CASH, BEGINNING OF THE YEAR	145,309	1,184,985	1,174,253	33,646

CASH, END OF THE YEAR	1,184,985	1,174,253	1,963,381	56,257

SUPPLEMENTAL INFORMATION
Income tax paid	7,782	63,411	56,766	1,627

Interest paid (excluding the amounts of NT$82,548 capitalized in 2000)	261,388	367,495	243,652	6,981

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	1,076,250	1,180,000	352,160	10,091

Credit balances of long-term investments presented as part of other receivables from related parties	12,807	11,504	9,749	279

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment:
Total acquisitions	7,016,998	982,932	1,763,818	50,539
Decrease (increase) in payables to contractors and equipment suppliers	(454,834)	679,636	200,007	5,731

	6,562,164	1,662,568	1,963,825	56,270

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

1.	GENERAL

The Company was incorporated on July 28, 1997 as a joint venture company of Mosel Vitelic, Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations, which began on August 12, 1997, consist of research, development, manufacturing, testing, and assembly of integrated circuits. The Company also provides semiconductor testing and assembly services on a turnkey basis, in which the Company purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers.

On January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of the Company executed a Purchase and Subscription Agreement whereby they transferred their shares to ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) in exchange for 58,342 thousand newly issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate 70.25% of the outstanding common shares of the Company, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. As of December 31, 2002, ChipMOS Bermuda owned 70.34% of the outstanding common shares of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with regulations governing the preparation of financial statements of public companies, and accounting principles generally accepted in Republic of China (ROC). The Company’s significant accounting policies are summarized as follows:

Cash equivalents

Commercial paper acquired under agreements that provide for their repurchase within less than three months from date of their acquisition are classified as cash equivalents.

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for losses is provided when the carrying value of the investments exceeds the total market value with the related provision for losses charged to income for the current year. Any recovery of the market value to the extent of the original carrying value is recognized as income.

Costs of investment sold are determined using the weighted-average method.

Allowance for doubtful receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of individual receivables primarily taking into account the age of the receivables and the financial condition of the debtors.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard costs and adjusted to approximate weighted-average cost at end of the period. Market value represents net realizable value for finished goods and work in process and replacement value for raw materials.

Long-term investments

Investments in shares of stock of companies where the Company exercises significant influence over the investees’ operating and financial policies are accounted for using the equity method. The Company’s proportionate share in the net income or net loss of investee companies is recognized as part of the “investment gain or loss recognized by equity method-net” account in the statements of operations. The share in the net loss of investees recognized in the accompanying financial statements is not limited to the carrying value of the investment and any advances made if: (a) the Company guarantees the obligations of, or is committed to provide further financial support to investees, or (b) investees’ losses are temporary and evidence sufficiently shows imminent return to profitable operations. The resulting credit balances of the long-term investment are presented as part of other receivable from related parties or as other current liability on the balance sheet. Translation adjustments resulting from the process of translating the investees’ financial statements into the functional currency of the Company are recorded as cumulative translation adjustments in the statement of changes in shareholders’ equity.

Other stock investments (listed stocks or stocks traded over the counter) are accounted for using the cost method. These investments are stated at cost less decline in market value, which is considered temporary, and a credit is made to an allowance for decline in value with a corresponding debit to shareholders’ equity. The allowance is then reduced for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in value is considered irrecoverable, the decline in value is recorded as a charge to income.

Cash dividends are recognized as income in the year received but are accounted for as a reduction in the carrying value of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized only as an increase in the number of shares held on the ex-dividend date.

The costs of investments sold are determined using the weighted-average method.

Gains or losses on transactions with investee companies wherein the Company owned at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to ownership percentage until realized through a subsequent transaction with a third party. The entire amount of gains or losses on sales to majority- owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Property, plant and equipment and employee dormitory building

Property, plant and equipment and employee dormitory building (presented as part of Other Assets) are stated at cost less accumulated depreciation. Major additions, renewals and betterment are capitalized while maintenance and minor repairs are expensed currently.

Depreciation is provided using the straight-line method over the estimated service lives: Buildings and auxiliary equipment, 3 to 54 years; machinery and equipment, 2 to 5 years; furniture and fixtures, 2 to 5 years; transportation equipment, 5 years; tools, 2 years; leasehold improvements, 2 years; employee dormitory building, 5 to 50 years. Salvage value is considered when determining the basis of depreciated assets. If items of property, plant and equipment and employee dormitory building is still in good condition and useful at the end of its original service life, the salvage value is depreciated over any extended useful life and property, plant and equipment and employee dormitory building are not depreciated beyond their original costs.

Upon sale or disposal of property, plant and equipment and employee dormitory building, the related cost and accumulated depreciation are removed from the accounts. Any resulting gain or loss is credited or charged to income. Any such gain generated before 2000, less applicable income tax, was transferred to capital surplus.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: Technology know-how, 5 years; technology license fee, 5 years; software, 2 to 4 years; bond issuance cost, 5 years.

Revenue recognition

The four criteria for recognizing revenue are the existence of evidence of an arrangement exists, receipt of products by customers, fixed or determinable selling price and reasonable assurance of collectibility. Revenue from testing and assembly service is recognized upon completion of assembly and testing services and receipt of products by customers. Revenue from product sales is recognized when title of products and risks of ownership are transferred to customers based upon receipt.

Research and development costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. All expenses incurred in connection with the Company’s research and development activities are charged to current income.

Shipping and handling expense

The Company expenses, primarily as marketing expenses, all shipping and handling expenses incurred in delivering the products to the customers’ designated locations. Shipping and handling expenses incurred in the years ended December 31, 2000, 2001 and 2002 were NT$5,170 thousand, NT$4,325 thousand and NT$5,130 thousand (US$147 thousand), respectively.

Pension cost

Net periodic pension cost is recorded on the basis of actuarial calculations.

Unrecognized net transition obligations are amortized over 24 years while unrecognized net losses are amortized over the average remaining service period.

Income tax

The Company applies inter-period income tax allocation method for income tax. Deferred income taxes are recognized for the tax effects of temporary differences, unused tax credits and operating loss carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred tax asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected reversal dates of the temporary differences.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on unappropriated earnings of Company are recorded as expense in the year when the shareholders have resolved that earnings shall be retained.

Derivative financial instruments

Foreign currency forward exchange contracts (forward contracts), entered into for purposes other than trading, are recorded as follows: the differences in the New Taiwan dollar amounts translated using the spot rates as of the contract date and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rates and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted and the resulting net amount is presented as either an asset or liability.

The aggregate amount of the foreign currency to be acquired or sold under European option contracts, entered into as hedge of anticipated transactions, is not recorded as assets or liabilities. The amounts received on options written and the amounts paid on options purchased are amortized using the straight-line method over the term of the contract. The gains arising from the exercise of the options or the losses arising from options not exercised are recognized as adjustments to the carrying values when the hedged transaction occurs.

Other foreign-currency transactions

Other foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency assets and liabilities are settled, credited or charged to income in the year of conversion or settlement. At year-end, the balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and resulting gains or losses are credited or charged to income.

Reclassifications

Certain accounts in 2000 and 2001 have been reclassified to conform to 2002 classifications.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars at the midprice of the USD as quoted by HSBC as of December 31, 2002, which was NT$34.90 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	SHORT-TERM INVESTMENTS

	December 31

	2001	2002
	NT$	NT$	US$
	(In Thousands)
Stocks		242,416	6,946
Open-ended funds	697,693	801,120	22,955
Corporate bonds	272,252	—	—
Allowance for loss on short-term investments	—	(168,604)	(4,831)

	969,945	874,932	25,070

Market value	969,945	874,932	25,070

The market value of open-ended funds is based on the market price at year-Corporate bonds are Samurai bonds that were issued in Japan by MVI with a par of JPY1,480,000 thousand (NT$272,252 thousand). Those bonds are due on June 2002 and bear interest at 2.8%. However, the Company sold the bonds on February 2002 and an associated gain of JPY103, 000 thousand was realized consequently.

On March 21, 2002, the Company purchased 13,396,000 shares of common stock of at the amount of NT$242,416 thousand. The provision of allowance for market decline on the common stock at the year-end was NT$168,604 thousand.

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

The changes in the allowances are summarized as follows:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Balance, beginning of year	11,000	71,000	30,000	859
Additions	60,000	—	25,821	740
Reversal	—	(38,835)	—	—
Write offs	—	(2,165)	(10,965)	(314)

Balance, end of year	71,000	30,000	44,856	1,285

6.	INVENTORIES-NET

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Finished goods	46,900	45,452	1,302
Work in process	116,082	73,076	2,094
Raw materials	110,205	133,458	3,824

	273,187	251,986	7,220
Less — allowance for losses	(100,933)	(86,608)	(2,482)

	172,254	165,378	4,738

The changes in the inventory valuation allowance are summarized as follows:

	Year Ended December 31, 2002

	NT$	US$
	(In Thousands)
Balance, beginning of year	100,933	2,892
Write offs	(14,325)	(410)

Balance, end of year	86,608	2,482

7.	LONG-TERM INVESTMENTS

	December 31

	2001		2002

	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership

	NT$		NT$	US$
	(In Thousands)
Equity method:
ChipMOS Japan Inc.	(1,594)	100	(914)	(26)	100
ChipMOS USA Inc.	(9,910)	100	(8,835)	(253)	100
PlusMOS Inc.	53,276	25	51,564	1,478	25
Chantek Electronic Co., Ltd.	—	—	117,314	3,361	34
ThaiLin Semiconductor Corp.	—	—	666,039	19,084	42
Cost method:
Ultima Electronics Corp. (Ultima), listed stock with market value of NT$283,436 thousand in 2001 and NT$331,016 thousand in 2002	218,099	8	218,099	6,249	8
Best-Home Corp.	—		89,850	2,575	19
Sun Fund Securities Ltd.	—		299,000	8,567	17

	259,871		1,432,117	41,035
Credit balances of long-term investments (presented as part of other receivables from related parties) (Note 17)	11,504		9,749	279

	271,375		1,441,866	41,314

The equity in net income or loss of investee companies for the years ended December 31, 2000, 2001 and 2002 were as follows:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
ChipMOS Japan Inc.	685	711	791	23
ChipMOS USA Inc.	(12,886)	983	1,011	29
PlusMOS Inc.	(171,689)	(75,035)	(1,712)	(49)
Chantek Electronic Co., Ltd.	—	—	(90,921)	(2,605)
ThaiLin Semiconductor Corp.	—	—	(2,368)	(68)

	(183,890)	(73,341)	(93,199)	(2,670)

The foregoing equity in net income or loss is based on audited financial statements.

The Company acquired an additional 1,118,000 shares of Ultima in 2001 for the amount of NT$10,698 thousand.

The summarized financial information for PlusMOS, Chantek and ThaiLin is as follows:

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Plus MOS:
Current assets	507,017	526,106	15,075

Non-current assets	173,073	176,403	5,055

Current liabilities	465,217	492,681	14,117

Non-current liabilities	1,764	3,408	98

Chantek:
Current assets	260,935	393,123	11,264

Non-current assets	2,135,686	1,115,699	31,968

Current liabilities	732,931	113,776	3,260

Non-current liabilities	346,437	909,183	26,051

ThaiLin:
Current assets	917,814	1,265,308	36,255

Non-current assets	2,232,134	1,852,366	53,076

Current liabilities	334,795	229,448	6,574

Non-current liabilities	1,305,467	1,209,508	34,656

	Year Ended December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
PlusMOS:
Net revenue	1,096,494	1,900,315	54,450

Cost of revenues	1,304,221	1,801,160	51,609

Gross profit (loss)	(207,727)	99,155	2,841

Net loss	(300,136)	(6,852)	(196)

Chantek:
Net revenue	607,856	594,338	17,030

Cost of revenues	876,999	765,679	21,939

Gross profit (loss)	(269,143)	(171,341)	(4,909)

Net loss	(774,887)	(1,159,989)	(33,238)

ThaiLin:
Net revenue	718,321	721,205	20,665

Cost of revenues	659,640	891,069	25,532

Gross profit (loss)	58,681	(169,864)	(4,867)

Net loss	(110,338)	(499,368)	(14,309)

The total assets and/or revenues of Chip MOS Japan, Inc. and Chip MOS USA, Inc. are less than 10% of the total assets and/or total revenues of the Company. Therefore, the Company is not required to, nor did not prepare consolidated financial statements.

Certain changes on the shareholders’ equity of Chantek Electronic Co., Ltd. were made due to its long-term investments. The Company made the adjustments on the equity according to its ownership to the respective accounts, which increased capital reserve and treasury stock by NT$1,057 thousand and NT$598 thousand; decreased unappropriated earning by NT$7,210 thousand.

8.	PROPERTY, PLANT AND EQUIPMENT — NET

Accumulated depreciation consists of the following:

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Buildings and auxiliary equipment	550,883	751,904	21,545
Machinery and equipment	5,375,698	7,370,938	211,202
Furniture and fixtures	116,215	157,245	4,506
Transportation equipment	4,175	5,911	169
Tools	473,933	624,025	17,880
Leasehold improvements	6,702	1,238	35

	6,527,606	8,911,261	255,337

As of December 31, 2002, certain of the above buildings and machinery were mortgaged as collateral for the bonds and the long-term loans (Notes 12 and 13).

9.	INTANGIBLE ASSETS-NET

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Cost
Technology know-how	750,000	750,000	21,490
Technology license fee (Note 19b)	15,888	15,888	455
Software	92,817	98,921	2,834
Bond issuance costs	26,115	46,398	1,330

	884,820	911,207	26,109

Accumulated amortization
Technology know-how	(635,833)	(731,666)	(20,964)
Technology license fee (Note 19b)	(7,944)	(11,349)	(325)
Software	(68,492)	(83,582)	(2,395)
Bond issuance costs	(18,689)	(34,262)	(982)

	(730,958)	(860,859)	(24,666)

Carrying value	153,862	50,348	1,443

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of the Company, technologies related to testing and packaging integrated circuits at an agreed valuation of NT$750,000 thousand.

10.	BANK LOANS

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Unsecured loan:
Working capital loans NT$1,019,000 thousand, repayable by May 2002, annual interest at 3.72%~7.98%	1,019,000	—	—
NT$1,390,000 thousand, repayable by March 2003, annual interest at 2.5%~3%	—	1,390,000	39,828
Loan for imports of machinery NT$47,762 thousand, repayable by August 2002	47,762	—	—
JPY2,193,280 thousand, repayable by June 2003, annual interest at 0.61%~1.75%	—	642,631	18,414

	1,066,762	2,032,631	58,242

Unused credit lines as of December 31, 2002 aggregated approximately NT$1,804,369 thousand, which will expire from January 2002 to November 2003

11.	COMMERCIAL PAPERS

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Commercial papers	—	160,000	4,584
Discount on par value	—	(573)	(16)

	—	159,427	4,568

The actual interest rate was 1.8%~2.22% in 2002, and the expiration date would be within 180 days from the issuing date.

12.	LONG-TERM BONDS PAYABLE

The Company on January 26, 2000 issued secured bonds with face value of NT$1,200,000 thousand. Those bonds are due on January 26, 2005 and bear annual interest at 5.95% that are payable annually.

Under the guaranteed facility agreement for the long-term bonds, the Company is required to:

(1)	Ensure that MVI and SPIL maintain a percentage of direct ownership in the Company of at least 28.8% and 18%, respectively. In addition, the Company must notify the banks in writing and get approval in advance in cases where additional shares are issued in connection with an initial public offering of its shares.

(2)	Maintain certain financial ratios.

As a result of the share exchange between the Company and ChipMOS Bermuda, MVI no longer met the required direct ownership in the Company (Note 1). On October 16, 2000, the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently. The Company was in compliance with the financial ratio requirements as of December 31, 2002.

As of December 31, 2002, certain buildings with an aggregate net book value of NT$558,859 thousand was mortgaged as collateral for the long-term bonds.

13.	LONG-TERM LOANS

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Bank loans collateralized by equipment and building, repayable semi-annually from November 2000 to December 2004, interest at floating rate (6.93% and 5.425% as of December 31, 2001 and 2002, respectively)	968,500	622,500	17,837
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2000 to may 2003, interest at floating rate (8.3% as of December 31, 2001)	949,000	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from July 2004 to September 2007, interest at floating rate (4.75% as of December 31, 2002)	—	2,000,000	57,306
Syndicated bank loans repayable semi-annually from July 2002 to September 2007, interest at floating rate (4.875% as of December 31, 2002)	—	500,000	14,327
Research and development subsidy loan, collateralized by time deposits in amounts of NT42,450 thousand, repayable quarterly from January 2003 to December 2005, with zero interest rate	31,911	41,095	1,177

	1,949,411	3,163,595	90,647
Less: Current portion	(1,180,000)	(352,160)	(10,090)

	769,411	2,811,435	80,557

As of December 31, 2002, the unused credit line for research and development subsidy loan was approximately NT$26 thousand. The line expires upon completion of the research project. Also, according to the agreement signed by the Company with Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, the Company is obligated to pay the IDB a certain percentage (2%) of sales of the product developed for 3 years after completing the project.

Under the syndicated bank loan facility agreement, the Company is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in the Company of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratios.

The Company was in compliance with the financial ratio requirements as of December 31, 2002.

As of December 31, 2002, certain buildings and machinery with an aggregate net book value of NT$655,260 thousand and NT$3,967,004 thousand and time deposits in an aggregate amount of NT$42,450 thousand were mortgaged as collateral for the long-term loans.

Future minimum principal payments under the Company’s long-term loans as of December 31, 2002 are as follows:

	Amount

	NT$	US$
	(In Thousands)
Within the following year	352,160	10,091
During the second year	650,090	18,627
During the third year	726,641	20,821
During the fourth year	720,481	20,644

	2,449,372	70,183

14.	PENSION PLAN

The Company has an obligation to provide pension benefits to employees starting from the inception of its operation. The Company has established a defined benefit pension plan for all of its regular employees, which provides benefits based on length of service and average monthly salary for the six months period immediately before retirement.

The Company makes monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in its name in the Central Trust of China.

Certain pension information is as follows:

a.	Net pension cost

	Year ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Service cost	22,375	23,363	21,323	611
Interest cost	2,030	3,384	3,529	101
Projected return on plan assets	(1,699)	(2,496)	(2,802)	(80)
Amortization	106	98	27	1
Curtailment gain	—	(6,902)	—	—

	22,812	17,447	22,077	633

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
		(In Thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	—	—	—	—
Nonvested accumulated benefit obligation	(17,475)	(25,932)	(55,647)	(1,594)
Additional benefits based on future salaries	(40,534)	(44,640)	(66,501)	(1,906)

Projected benefit obligation	(58,009)	(70,572)	(122,148)	(3,500)
Plan assets at fair value	33,101	49,642	66,005	1,891

Projected benefit obligation in excess of plan assets	(24,908)	(20,930)	(56,143)	(1,609)
Unrecognized net transition obligation	628	538	511	15
Unrecognized net loss	7,624	1,186	29,438	843

Accrued pension cost	(16,656)	(19,206)	(26,194)	(751)

c.	Actuarial assumptions

Discount rate	6.0%	5.0%	3.5%	3.5%
Future salary increase rate	5.5%	4.5%	3.5%	3.5%
Expected rate of return on plan assets	6.0%	5.0%	3.5%	3.5%

d.	Changes in pension fund

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
		(In Thousands)
Contributions	14,902	14,886	15,332	439

Payment of benefits	—	—	—	—

15.	SHAREHOLDERS’ EQUITY

Under the ROC Company Law, all of the capital surplus can only be used to offset a deficit except those generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stocks issued for new capital and mergers, and the purchase of treasury stock). Capital surplus can be transferred to capital as stock dividends distributed to shareholders.

The Company’s Articles of Incorporation provides that the following may be appropriated, from the accumulated net income after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholder approval: (a) 10% as bonus to employees, (b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders. These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

The aforementioned appropriation for legal reserve shall be made until the reserve equals aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset a deficit; or, when its balance has reaches 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% thereof can be distributed as stock dividend.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident individual shareholders are allowed a tax credit for the income paid by the Company on earnings generated from the effective date. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each resident shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

16.	INCOME TAX EXPENSE (BENEFIT)

a.	A reconciliation of income tax expense — current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
		(In Thousands)
Income tax expense on “income before income tax” at statutory rate	374,483	(369,181)	(293,729)	(8,416)
Tax effects of adjustments:
Tax-exempt income	(162,578)	—	—
Permanent difference	14,507	(39,829)	58,879	1,687
Temporary difference	(98,102)	(102,958)	(72,383)	(2,074)

Income tax expense (benefit) — current before tax credits	128,310	(511,968)	(307,233)	(8,803)

b.	Income tax expense (benefit) consists of:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
		(In Thousands)
Income tax expense (benefit)-current before tax credits	128,310	(511,968)	(307,233)	(8,803)
Additional 10% on the unappropriated earnings	—	114,459	—	—
Separate and foreign income tax	—	—	4,217	121
Income tax credits	(64,155)	(57,230)	—	—

Income tax for the current year	64,155	(454,739)	(303,016)	(8,682)
Net change of deferred income tax assets (liabilities) for the year
Tax credits	(78,414)	(434,872)	119,312	3,419
Temporary difference	98,102	172,600	77,295	2,214
Valuation allowance	250,920	769,000	181,633	5,204
Loss carry forward	—	—	7,675	220
Adjustment of prior year’s taxes	(1,377)	(19,649)	14,963	429

Income tax expense	333,386	32,340	97,862	2,804

The Company under Science-Based Industrial Park Regulations, is entitled to an exemption from income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of equipment funded by capital increases. Such tax exemption will expire on December 31, 2005.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31

	2001	2002

	NT$	NT$	US$
		(In Thousands)
Net current deferred income tax assets:
Unrealized foreign exchange loss	10,556	5,439	156
Unrealized loss provision on sales allowance	—	5,721	164
Loss of market price decline and obsolete and slow-moving inventories	22,733	21,652	620
Others	7,459	5,655	162

	40,748	38,467	1,102

(Forward)

Net non-current deferred income tax assets (liabilities):
Tax credits for investment in machinery and equipment and R&D expenditures	958,838	839,526	24,055
Loss carry forwards	511,968	811,526	23,253
Depreciation differences	(501,184)	(575,339)	(16,485)
Other	—	(859)	(25)

	969,622	1,074,854	30,798
Less: Valuation allowance	(1,125,000)	(1,306,633)	(37,439)

	(155,378)	(231,779)	(6,641)

The rate at which deferred income tax components are measured was 25% as of December 31, 2001 and 2002.

d.	Integrated income tax information

The balances of the ICA (See Note 15) were NT$35,918 thousand and NT$89,694 thousand as of December 31, 2001 and 2002, respectively.

The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends. There were no tax creditable ratios for 2001 and 2002 because of deficit.

e.	The balance and year of expiry of unused investment tax credits and loss carry forwards as of December 31, 2002 are as follows:

	Machinery &	R&D	Loss Carry
Year of Expiry	Equipment	Expenditure	Forwards

	NT$	NT$	NT$
		(In Thousands)
2003	208,474	41,904	—
2004	49,801	83,441	—
2005	264,493	84,762	—
2006	51,740	54,911	2,017,177
2007	—	—	1,228,930

	574,508	265,018	3,246,107

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire from 2003 to 2006. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credit can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be realized. Loss carry forwards can be used to deduct current income tax obligation up to the extent of taxable income and will be expired after 5 years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2001 and 2002.

The income tax returns of the Company through 1998 have been assessed by the tax authorities.

17.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	ChipMOS Bermuda: A major shareholder.

b.	SPIL: A major shareholder.

c.	MVI: An indirect major shareholder.

d.	ChipMOS Japan Inc.: A 100% owned subsidiary.

e.	ChipMOS USA Inc.: A 100% owned subsidiary.

f.	PlusMOS: A 25% owned investee.

g.	ThaiLin: A 42% owned investee.

h.	Chantek: A 34% owned investee.

i.	Billion-Create Technology Co. (Billion-Create): A subsidiary of PIusMOS and that was liquidated in November 2001

j.	Ultima: An 8% owned investee; the chief executive officer of the Company is a member of board of directors of Ultima.

k.	ProMOS Technologies Inc. (ProMOS): An investee of MVI

l.	DenMOS: A investee of MVI

m.	BestHome: A 19% owned investee; the Company is a major shareholder.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
		(In Thousands)
During the year
Sales
MVI	4,054,724	2,495,046	2,285,348	65,483
Ultima	893,835	1,163,383	1,218,265	34,907
PlusMOS	71,869	55,548	9,010	258
ProMOS	—	5,002	—	—
Billion-Create	278,917	—	—	—
SPIL	11,780	—	—	—
DenMOS	—	27	152,761	4,377

	5,311,125	3,719,006	3,665,384	105,025

(Forward)

Rental revenue
MVI	15,550	29,717	8,800	252
DenMOS	—	—	693	20
Thailin	—	—	2,212	63

	15,550	29,717	11,705	335

Purchases of materials
MVI	192,708	—	—	—
SPIL	348	—	—	—

	193,056	—	—	—

Manufacturing expenses:
Subcontract expenses
SPIL	130,184	3,886	—	—
Chantek	—	2,950	2,719	80

	130,184	6,836	2,719	80

Operating expenses:
Administrative expenses — MVI	5,363	4,550	4,550	130

Service fee
ChipMOS USA Inc.	—	22,229	20,046	575
ChipMOS Japan Inc.	10,679	11,135	9,498	272

	10,679	33,364	29,544	847

R&D materials
PlusMOS	—	29,888	—	—
MVI	—	86	—	—
SPIL	4	—	—	—

	4	29,974	—	—

Rental expense-MVI	2,140	2,490	2,811	81

Consulting fees-MVI	1,212	—	—	—

Other expense
PlusMOS	1,060	—	—	—
MVI	742	—	—	—
Billion-Create	268	—	—	—

	2,070	—	—	—

	December 31

	2001	2002

		NT$	US$
		(In Thousands)
At the end of year
Notes and accounts receivable
MVI	824,393	759,484	21,762
Ultima	375,150	331,940	9,511
PlusMOS	1,738	4,943	141
DenMOS	—	23,057	661

	1,201,281	1,119,424	32,075

Other receivable
ChipMOS Bermuda	75,311	138,158	3,959
ChipMOS USA Inc.	24,873	23,348	669
MVI	11,600	4,347	124
ChipMOS Japan Inc.	6,194	6,555	188
Ultima	—	268	8
ThaiLin	—	6,301	180
Chantek	—	356	10
DenMOS	—	275	8

	117,978	179,608	5,146
Credit balances of long-term investments (Note7)	(11,504)	(9,749)	(279)

	106,474	169,859	4,867

Prepaid meal expenses — Best Home	—	216,000	6,189

Other payable
ChipMOS USA Inc.	1,071	1,264	36
MVI	782	1,158	33
ChipMOS Japan Inc.	542	1,139	33
PlusMOS	166	98	3

	2,561	3,659	105

As of December 31, 2002, the Company provided commercial paper acquired under repurchase agreements as collateral for a loan amounting NT$600,000 thousand (excluding the interest) obtained by Ultima (See Note 18). The guarantee period is from November 2002 to November 2003.

The amount charged to Billion-Create and PlusMOS for products and services is based on the market price.

In 2000, 2001 and 2002, 49%, 48% and 35%, respectively, of the sales were to MVL Selling price were determined based on hourly rate and machine hours incurred during the process of testing and packaging the semiconductors. The hourly rate was determined based on negotiations, which considered anticipated capacity requirements and commitments. Generally, the collection term for sales is 60 days after shipment. In 2002, in view of the market conditions, the collection term was extended to 90 days from the date of shipment.

The payment terms for purchases from related parties are the same as those from other suppliers. The collection term for Ultima is 90 days after shipment, while other related parties have the normal collection terms.

In 2002, the Company acquired the ownership of Sun Fund Securities Ltd. from BestHome Corp. (See Note 7)

18.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31

	2001	2002

	NT$	NT$	US$
		(In Thousands)
Current:
Time deposits (matures from January to November 2002)	234,001	76,868	2,202
Non-current:
Commercial paper acquired under repurchase agreements (matured in January 2002, and has been extended to April 2003 subsequently)	601,624	601,744	17,242

	835,625	678,612	19,444

Time deposits are pledged as collateral for the Company’s customs duties payable, letter of credit, research and development subsidy loan and the commercial paper acquired under repurchase agreements are pledged as collateral for the guarantee provided to Ultima (See Note 17).

19.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2002

a.	As of December 31, 2002, the Company leases parcels of land from the Hsinchu and Taiwan Science - Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2002 are as follows:

Year	Amount

NT$
(In Thousands)
2003	16,738
2004	16,203
2005	15,668
2006	15,668
2007	15,668
Thereafter	156,676

Total minimum lease payment	236,621

b.	On April 20, 1999, the Company entered into a semiconductor packaging technology license agreement with TESSERA INC. Under the agreement, the Company agreed to pay a license fee of US$500 thousand and a royalty fee at certain percentage of net sales of certain products. The Company paid the total license fee of US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. The Company also shall pay certain additional license fees within five years if cumulative production and sales quantity of products bearing Tessera Compliant Chip packages do not meet the commitment schedule at a respective deadline as set in the agreement.

c.	The Company has unused letters of credit aggregating approximately US$ 118 and JPY 853,306 at December 31, 2002.

20.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company had entered into forward exchange contracts or foreign currency options for the year ended December 31, 2000, 2001 and 2002, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	Forward, exchange contracts

As of December 31, 2001 and 2002, the Company had no outstanding forward contracts. Net exchange gains on forward exchange contracts were NT$9,455 thousand and NT$13,869 thousand for the year ended December 31, 2000 and 2001, respectively.

b.	European options

The Company expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery, and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2002, the Company had no outstanding foreign currency option contracts. For the year ended December 31, 2000 2001 and 2002, the Company realized premium income of NT$0¡BNT$156 thousand and NT$90 thousand respectively.

c.	Transaction risks

1)	Credit risk: The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy: The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity and cash requirements: The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

d.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2001		December 31, 2002

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value

	NT$	NT$	NT$	NT$
		(In Thousands)
Non-derivative financial instruments
Assets
Cash	1,174,253	1,174,253	1,963,381	1,963,381
Restricted cash and cash equivalents	835,625	835,625	678,612	678,612
Short-term investments	969,945	969,945	874,932	874,932
Notes receivable	29,542	29,542	30,474	30,474
Accounts receivable	250,709	250,709	562,424	562,424
Receivables from related parties
Notes and accounts	1,201,281	1,201,281	1,104,475	1,104,475
Others	106,474	106,474	169,859	169,859
Other receivable	10,581	10,581	82,614	82,614
Long-term investments	271,375	325,208	1,441,866	1,549,582
Refundable deposits	13,796	13,796	13,839	13,839
Liabilities
Bank loans	1,066,762	1,066,762	2,032,631	2,032,631
Short-term notes payable	—	—	159,427	159,427
Accounts payable	120,085	120,085	145,352	145,352
Payable to related parties
Trade	—	—	—	—
Others	2,561	2,561	3,659	3,659
Payables to contractors and equipment suppliers	358,757	358,757	158,750	158,750
Long-term loans (including current portion)	1,949,411	1,949,411	3,163,595	3,163,595
Long-term bonds payable	1,200,000	1,004,935	1,200,000	1,064,729
Guarantee deposits	329	329	461	461

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments — market values

2)	Short-term investments — market values.

3)	Long-term investments — market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits — future values.

5)	Long-term liabilities — based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in research, development, manufacturing, assembly, testing and turnkey of integrated circuits. In accordance with Statements of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly and Turnkey when making decisions about allocating resources and assessing performance of the Company. All financial segment information required by SFAS No. 131 are as following:

a.	The Company provides semiconductor testing, assembly and turnkey services.

	2000

					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	TCP	Totals	Other assets	Totals

	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Thousands)
Revenues from customers	4,773,124	2,257,039	1,104,116	89,912	8,224,191	—	8,224,191
Cost of revenues	2,653,355	1,662,474	1,094,709	100,454	5,510,992	—	5,510,992
Segment gross profit	2,119,769	594,565	9,407	(10,542)	2,713,199	—	2,713,199
Depreciation and amortization	1,586,624	377,004	—	27,001	1,990,629	22,076	2,012,705
Segment assets	8,695,398	2,838,938	—	1,158,669	12,693,005	6,270,567	18,963,572
Expenditure for segment assets	4,834,602	996,725	—	1,185,671	7,016,998	—	7,016,998

	2000

					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	TCP	Totals	Other assets	Totals

	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Thousands)
Revenues from customers	2,242,676	1,610,880	1,260,034	131,505	5,245,095	—	5,245,095
Cost of revenues	2,965,268	1,413,396	1,246,657	403,988	6,029,309	—	6,029,309
Segment gross profit	(722,592)	197,484	13,377	(272,483)	(784,214)	—	(784,214)
Depreciation and amortization	2,107,395	506,901	—	191,359	2,805,655	8,180	2813,835
Segment assets	7,262,355	2,380,771	—	1,290,762	10,933,888	5,198,883	16,132,771
Expenditure for segment assets	641,304	18,177	—	323,451	982,932	—	982,932

	2000

					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	TCP	Totals	Other assets	Totals

	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Thousands)
Revenues from customers	2,331,057	1,415,196	1,787,838	991,774	6,525,865	—	6,525,865
Cost of revenues	2,684,654	1,394,291	1,766,985	865,776	6,711,706	—	6,711,706
Segment gross profit	(353,597)	20,905	20,853	125,998	(185,841)	—	(185,841)
Depreciation and amortization	2,055,221	443,718	—	310,239	2,809,178	9,097	2,818,275
Segment assets	5,724,785	2,035,886	—	2,209,521	9,970,192	6,433,868	16,404,060
Expenditure for segment assets	531,434	68,421	—	1,164,630	1,764,485	—	1,764,485

In providing turnkey services, the Company purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers. The process of conducting testing and assembling for the fabricated wafer is at a very limited level, which only uses a very small portion of facility capacity. Therefore, the Company allocated no specific assets to the turnkey segment and accordingly, no related depreciation and amortization was allocated.

The corporate and other assets constitute the total current assets, long-term investments, long-term restricted cash equivalents, intangible assets of bond issuance costs, employee dormitory building and refundable deposits.

b.	The Company has no significant foreign operations.

c.	Net revenues:

	Year ended December 31

	2000	2001	2002

	NT$	NT$	NT$
	(In Thousands)
Area
Domestic	6,486,459	4,693,604	5,755,406
Export	1,737,732	551,491	770,459

	8,224,191	5,245,095	6,525,865

d.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31

	2000		2001		2002

Customer	Amount	%	Amount	%	Amount	%

	NT$		NT$		NT$
	(In Thousands)
MVI	4,054,724	49	2,495,046	48	2,285,348	35
Ultima	893,835	11	1,163,383	22	1,218,265	19

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of the Company, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors. The remuneration to directors and supervisors are always paid in cash, while bonuses to employees may be granted in cash or stock or both. These appropriations, including stock bonuses, which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP, after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, such bonuses and remuneration are charged to income currently and included in operating expenses as compensation expense. Since the amount and form of such bonuses and remuneration are not finally determinable until approved by the shareholders, the total amount of such bonuses and remuneration is initially accrued based on the amount to be paid as provided by the Company’s Articles of Incorporation. The percentage to be paid in stock is determined at the next shareholders’ meeting in the following year. The number of shares to be issued is determined by dividing the amount to be paid in stock by the par value of the shares. Any differences between the initially accrued amount (the cash portion plus the par value of the shares) and the fair market value of the bonuses settled (the cash portion plus the fair value of the shares) is recognized in the year of approval by the shareholders.

b.	Marketable securities

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The adjustment below relates to the Company’s equity securities that are classified as trading and available-for-sale securities under U.S. GAAP.

c.	Long-term investments

Under both ROC and U.S. GAAP, investments in shares of companies wherein the Company owns over 20% of the outstanding common stock and exercises significant influence over operating and financial policies of the investee companies are generally accounted for under the equity method. However, there are differences in applying equity accounting under ROC and U.S. GAAP. The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from that under U.S. GAAP. The differences between ROC GAAP and U.S. GAAP for the equity that under investee is nominal, thus they do not appear in the reconciliation below.

d.	Technologies transferred in payment of capital stock

As discussed in Note 9, MVI and SPIL contributed, as payment to their subscription in the shares of stock, technologies related to the testing and packaging of integrated circuits at an agreed valuation of NT$750,000 thousand. Under ROC GAAP, such technology transfers in payment of capital stock are recorded as an intangible asset, and amortized by systematic charges to income over the periods estimated to be benefited. As permitted under ROC GAAP, the Company uses a 5 years amortization period. Under U.S. GAAP, the technology contribution can not be recognized due to the unavailability of a fair value for the technologies. Therefore, the carrying value of the technologies has been adjusted to zero under U.S. GAAP.

e.	Start-up costs

ROC GAAP requires the deferral of start-up costs and the amortization of such costs into income in a systematic manner over the periods estimated to be benefited. Start-up costs include all costs incurred prior to production readiness. On the other hand, US GAAP primarily requires that start-up costs are expensed as incurred.

f.	Depreciation of fixed assets and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For US GAAP purpose, building lives have been estimated to be 25 years.

g.	Transfer of building and facilities from MVI

The Company purchased building and facilities from MVI in 1997. The actual costs purchased from MVI were based on MVI’s book value of such building and facilities on a specified cut-off date plus an additional payment of NT$173,174 thousand representing compensation to MVI. Such additional payment of NT$173,174 thousand was capitalized by the Company as allowed under ROC GAAP. Under U.S. GAAP, assets acquired are recorded at an amount that does not exceed their fair values. Also, generally under U.S. GAAP, transfers of assets from related parties with significant influence should be recorded by the transferee at predecessor basis. Therefore, the transfers of the assets from MVI were recorded at MVI’s predecessor cost basis and the NT$173,174 thousand was deducted from the capital surplus and building and facilities for U.S. GAAP.

h.	Inventory

As discussed in paragraphs e. f. and g., the amortization of start-up costs, the depreciation on fixed assets and employee dormitory building, and the depreciation on the assets transferred from MVI were reconciled for U.S. GAAP purposes. Some of such expenses were recorded in the manufacturing expenses and therefore affects ending inventory balances under U.S. GAAP.

i.	Capital surplus

Under ROC GAAP, the following items are treated as capital surplus: (a) premium on issuance of common stocks; and (b) gain, net of applicable income tax, on disposal of properties. Under U.S. GAAP, item (a) is the same as in ROC GAAP; and item (b) is recorded as part of net income, which is then included as a component of retained earnings. However, starting in 2001, the treatment of item (b) under ROC GAAP has become the same as under U.S. GAAP.

j.	Impairment of long-lived assets

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Under ROC GAAP, there is no requirement to provide for impairment of long-lived assets. Based on an assessment by the Company, there were no impairment losses for the Company as of December 31, 2001 and 2002.

k.	Derivative financial instruments

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have the flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. U.S. GAAP has restricted rules on hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS No. 133 and SFAS No. 138 are effective for fiscal years beginning after June 15, 2000, and establish accounting and reporting standards for all derivative financial instruments. The Company adopted those statements on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 had no material impact to the Company’s financial statements. Under U.S. GAAP, the Company did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings under U.S. GAAP. In addition, the Company has no embedded derivatives from January 1 to December 31, 2002. The reconciling adjustments for all periods presented reflect lose reconciling from hedge accounting under ROC GAAP to non-hedge accounting under U.S. GAAP.

l.	Employee share purchase

The Company has elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”) when new shares are issued to employees, which measures compensation expenses based on the difference, if any, between the fair value of the common stock and the selling price on the date of issuance. In 2000, the total compensation expenses of NT$25,900 thousand was recognized in full immediately, representing the excess of fair market value over the amounts paid by employees on the date the shares were purchased.

m.	Earnings per share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or stock dividend. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued.

n.	Interest capitalization

Under ROC GAAP, interests of borrowings during construction conceptually should be capitalized for the assets that are constructed or produced for a company’s own use. However, if equity capital is raised during a year, no capitalization interest is recorded for the amount of property acquired up to the equity capital raised in that year. Under U.S. GAAP, SFAS No. 34 “Capitalization of Interest Cost”, interest is generally capitalized on assets until they are available and ready for use.

o.	Pension expenses

SFAS No. 87, “Accounting for Pensions”, and the SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, were effective no later than the beginning of the first period for which an U.S. GAAP reconciliation is required for foreign issuers. A portion of the unrecognized net transition obligation on the adoption date is to be allocated directly to equity. The Company started to adopt SFAS No. 87 and SFAS No. 88 in 1997 and 2001, respectively. ROC SFAS No. 18, which is similar in many respects to SFAS No. 87 and SFAS No. 88, was effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87 and SFAS No. 88.

p.	Consolidation

Under ROC GAAP, a company is required to include in its annual consolidated financial statements only those subsidiaries that are directly or indirectly more than 50% owned. For directly owned subsidiaries (i) with total assets and operating revenues less than 10% of the issuer’s unconsolidated total assets and operating revenues, (ii) which are in a negative equity position which is considered to be other than temporary and the issuer did not guarantee the obligations of the subsidiary or commit to provide additional financial support, or (iii) with business activities which differ from that of the issuer, the issuer has the option of whether or not to consolidate such subsidiaries. For purposes of applying the above test, the amounts are determined on the basis of each respective subsidiary’s unconsolidated financial statements. Under U.S. GAAP, consolidation of majority-owned subsidiaries is required in the preparing of the consolidated financial statements. Under U.S. GAAP, the consolidated total assets were NT$16,197,346 thousand and NT$17,295,385 thousand as of December 31, 2001 and 2002, respectively. Since the difference between ROC GAAP and U.S. GAAP for consolidation of ChipMOS Japan and ChipMOS US is nominal, thus they do not appear in the reconciliation below.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the accompanying financial statements to net income (loss) and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Net income (loss)
Net income (loss) based on ROC GAAP	1,539,021	(1,509,064)	(1,272,779)	(36,469)

Adjustments:
Bonus to employees, directors and supervisors-accrued	(166,214)	—	—	—
Adjustment for employee stock bonuses	(227,650)	(34,065)	—	—
Amortization of technology transfer in payment of capital stocks	150,000	150,000	95,833	2,746
Amortization of start-up costs	13,244	13,424	14,699	421
Depreciation of fixed assets and employee dormitory building	(13,525)	(13,829)	(14,270)	(409)
Transfer of building and facilities from MVI	30,007	28,841	15,634	448
Derivative financial instruments	(2,049)	2,049	—	—
Compensation expenses for employees shares purchase	(25,900)	—	—	—
Pension expenses	—	(1,898)	—	—
Marketable securities-trading	—	25,647	(31,139)	(892)
Interest capitalization	—	75,429	43,329	1,241
Depreciation of interest capitalization	—	(2,201)	(4,254)	(122)
Effect of U.S GAAP adjustment on income taxes	(35,373)	(41,823)	(38,217)	(1,095)

Net increase (decrease) in net income (loss)	(277,460)	201,574	81,615	2,338

Net income (loss) based on U.S. GAAP	1,261,561	(1,307,490)	(1,191,164)	(34,131)

Earnings (loss) per share	1.54	(1.48)	(1.34)	(0.04)

Number of weighted average shares outstanding under U.S. GAAP	817,016	881,467	887,227	887,227

Shareholders’ equity

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Shareholders’ equity based on ROC GAAP	11,012,281	9,733,900	278,908

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(21,490)
Accumulated amortization of technology transfer in payment of capital stocks	635,833	731,666	20,965
Start-up costs
Original cost	(90,376)	(86,523)	(2,479)
Accumulated depreciation of start-up costs	41,245	51,998	1,490
Net effect on inventories	(345)	(252)	(7)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(42,877)	(57,032)	(1,634)
Net effects on inventories	366	251	7
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(4,962)
Depreciation and gain on disposal of building and facilities from MVI	149,881	164,952	4,726
Net effects on inventories	(864)	(301)	(9)
Marketable securities — trading	25,647	(5,492)	(157)
Unrealized holding gain on available-for-sale securities	153,621	79,277	2,271
Pension expenses	(1,898)	(1,898)	(54)
Interest capitalization	75,429	118,757	3,403
Depreciation of interest capitalization	(2,201)	(6,455)	(185)
Effect of U.S. GAAP adjustment on income tax	39,745	1,528	44

Net increase (decrease) in shareholders’ equity	60,032	67,302	1,929

Shareholders’ equity based on U.S. GAAP	11,072,313	9,801,202	280,837

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	7,094,837	12,067,676	11,072,313	317,258
Issuance of capital	3,500,000	—	—	—
Adjustment for compensation expense for employee shares purchase	25,900	—	—	—
Adjustment for common shares issued as bonuses to employees	312,790	103,515	—	—
Reversal of unrealized loss (gain) on available-for-sale security	(71,687)	55,382	(153,621)	(4,402)
Unrealized gain (loss) on available-for-sale security	(55,382)	153,621	79,277	2,272
Cumulative translation adjustments	(343)	(391)	(47)	(1)
Adjustment for long-term investments	—	—	(5,556)	(159)
Net income (loss) for the year	1,261,561	(1,307,490)	(1,191,164)	(34,131)

Balance, end of the year	12,067,676	11,072,313	9,801,202	280,837

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Current assets
As reported	4,207,669	5,301,160	151,896
U.S. GAAP adjustments
Marketable securities — trading	25,647	(5,492)	(157)
Effect of inventory adjustments:
Start-up costs	(345)	(252)	(7)
Depreciation of fixed assets and employee dormitory building	366	251	7
Transfer of building and facilities from MVI	(864)	(301)	(9)

As adjusted	4,232,473	5,295,366	151,730

Long-term investments
As reported	271,375	1,441,866	41,314
U.S. GAAP adjustments
Unrealized gain on available-for-sale security	153,621	79,277	2,272

As adjusted	424,996	1,521,143	43,586

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Property, plant and equipment — net
As reported	10,787,452	9,690,293	277,659
U.S. GAAP adjustments
Start-up costs	(49,131)	(34,525)	(989)
Depreciation of fixed assets	(37,869)	(50,393)	(1,444)
Transfer of building and facilities from MVI	(23,293)	(8,222)	(236)
Interest capitalization	73,228	112,302	3,218

As adjusted	10,750,387	9,709,455	278,208

Intangible assets — net
As reported	153,862	50,348	1442
U.S. GAAP adjustments
Technology transfer in payment of capital stock	(114,167)	(18,334)	(525)

As adjusted	39,695	32,014	917

Other assets
As reported	754,185	745,561	21,363
U.S. GAAP adjustments
Depreciation of employee dormitory building	(5,008)	(6,639)	(190)

As adjusted	749,177	738,922	21,173

Other liabilities
As reported	174,913	258,434	7,405
U.S. GAAP adjustments
Pension expenses	1,898	1,898	55
Effect of U.S. GAAP adjustment on income taxes	(39,745)	(1,528)	(44)

As adjusted	137,066	258,804	7,416

As a result of the adjustments presented above, the approximate amounts of total assets based on U.S. GAAP are NT$16,196,728 thousand and NT$17,296,900 thousand as of December 31, 2001 and 2002, respectively.

The following U.S. GAAP condensed statements of operation for the years ended December 31, 2000, 2001 and 2002 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivable, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Net revenues	8,224,191	5,245,095	6,525,865	186,988
Cost of revenues	5,479,901	5,999,506	6,700,265	191,985

Gross profit (loss)	2,744,290	(754,411)	(174,400)	(4,997)
Operating expenses	1,003,784	629,992	397,700	11,396

Income (loss) from operations	1,740,506	(1,384,403)	(572,100)	(16,393)
Non-operating income (expenses)-net	(110,186)	151,076	(482,985)	(13,839)

Income (loss) before income tax	1,630,320	(1,233,327)	(1,055,085)	(30,232)

Net income (loss)	1,261,561	(1,307,490)	(1,191,164)	(34,131)

23.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74, to make certain disclosures about the effect recently issued accounting standards will have on the financial statements upon their adoption in future periods.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets”. The Company must adopt the standard on January 1, 2002, which may affect accounting for existing intangible assets of the Company upon adoption. The standard requires companies to reassess and classify the intangible assets in accordance with the Statement’s criteria. Under the new standard, intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment each year. The Company has completed its assessment of the impact these new standards may have on the accompanying financial statements and there is no material impact to be adjusted upon adoption.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 will be adopted by the Company on January 1, 2003 and is not expected to have a material impact on the accompanying financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is required to be adopted by the Company by January 1, 2002. The statement supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events”. For long-lived assets to be held and used, this Statement retains the requirement of SFAS No. 121 whereby an impairment loss is recognized if the carrying value of the asset is not recoverable from its undiscounted cash flows and an impairment loss is measured as the difference between fair values and carrying values of the asset. The new Statement requires long-lived assets to be disposed of other than by sale to be considered held and used until they are disposed. This statement also broadens the scope of APB Opinion No. 30 for the presentation of discontinued operations separately from continuing operations to include a component of an entity that either has been disposed of or is classified as held for sale. In addition, discontinued operations are no longer measured on a net realizable value basis, and expected future operating losses must be reflected in the periods incurred, rather than at the measurement date as previously required under APB Opinion No. 30. The adoption of the Statement is not expected to have a material impact on the accompanying financial statements.

b.	Marketable securities

On December 31, 2001 and 2002, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP)		(U.S. GAAP)
	Carrying Value		Fair Value

	2001	2002	2001	2002

	NT$	NT$	NT$	NT$
	(In Thousands)		(In Thousands)
Investment in trading securities (Note 4)	969,945	874,932	995,592	869,440

Long-term investments-available -for-sale security (Note 7)	218,099	218,099	371,720	297,376

The Company uses the weight-average cost method for trading securities and available-for-sale securities when determining cost basis. Proceeds from sales of available-for-sale securities during 2000 and 2001 are NT$100 thousand and NT$0 thousand with zero realized gains (loss).

c.	Income tax expense (benefit)

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Income tax current payable	64,155	57,229	4,217	121
Deferred income tax	305,981	36,583	116,899	3,349
Adjustment of prior years’ income taxes	(1,377)	(19,649)	14,963	429

Income tax expense	368,759	74,163	136,079	3,899

Reconciliation between the income tax calculated on pre-tax financial statement income based on statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP, is as follows:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Tax on pretax income at ROC statutory rate (25%)	424,702	(308,415)	(263,771)	(7,558)
SBIP tax exemption (5%)	(93,619)	—	—	—

Tax on pretax income at SBIP statutory rate	331,083	(308,415)	(263,771)	(7,558)
Separate and foreign income tax	—	—	4,217	121
Additional 10% on the unappropriated earnings	—	114,459	—	—
Tax effect of:
Tax-exempt income	(162,578)	—	(3,149)	(90)
Permanent differences Non — taxable gain on sales of investment	(19,878)	(58,175)	2,820	81
Non-deductible investment loss	34,338	18,758	65,902	1,888
Bonus to employee and directors	78,773	8,600	—	—
Others	47	(7,563)	6,478	185
Tax credits – utilized	(64,155)	(57,230)	—	—
- Deferred	(78,414)	(434,872)	119,312	3,419
Valuation allowance	250,920	769,000	181,633	5,204
Effect of increase in tax rate on deferred taxes	—	49,250	—	—
Loss carry forward	—	—	7,674	220
Adjustment of prior year’s income tax	(1,377)	(19,649)	14,963	429

Income tax expense	368,759	74,163	136,079	3,899

The components of deferred income assets (liabilities) were as follows:

	December 31

	2001	2002

	NT$	NT$	US$
	(In Thousands)
Deferred income tax asset
Current
Unrealized foreign exchange loss	10,556	5,439	156
Loss of market price decline and obsolete and slow-moving inventories	22,733	21,652	620
Sales allowance	—	5,721	164
Others	7,459	5,655	162

	40,748	38,467	1,102

Non-current
Tax credit for investment in machinery and equipment and R & D expenditures	958,838	839,526	24,055
Loss carry forwards	511,968	811,526	23,253
Technologies transfer in payment of capital stock	28,542	4,584	131
Start-up cost	12,369	8,694	249
Others	6,513	2,146	62

	1,518,230	1,666,476	47,750
Valuation allowance	(1,125,000)	(1,306,633)	(37,439)

	393,230	359,843	10,311

Deferred income tax liabilities
Non-current
Depreciation differences	(490,556)	(561,144)	(16,079)
Interest capitalization	(18,307)	(28,076)	(804)
Other	—	(874)	(25)

	(508,863)	(590,094)	(16,908)

	(74,885)	(191,784)	(5,495)

d. Pension

According to SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Components of net periodic benefit cost
Service cost	22,375	23,363	21,323	611
Interest cost	2,030	3,384	3,529	101
Projected return on plan assets	(1,699)	(2,496)	(2,802)	(80)
Net amortization and deferral:
Unrecognized net transition obligation	—	—	28	1
Unrecognized prior service cost	105	96	—	—
Curtailment gain	—	(5,004)	—	—

Net periodic benefit cost	22,811	19,343	22,078	633

Changes in benefit obligation
Benefit obligation at beginning of year	31,224	58,009	70,572	2,022
Service cost	22,375	23,363	21,323	611
Interest cost	2,030	3,384	3,529	101
Curtailments	—	(7,180)	—	—
Actuarial loss (gain)	2,380	(7,004)	26,724	766

Benefit obligation at end of year	58,009	70,572	122,148	3,500

Changes in plan assets
Fair value of plan assets at beginning of year	16,912	33,101	49,610	1,422
Actual return on plan assets	1,287	1,655	1,306	37
Employer contribution	14,902	14,886	15,089	432

	33,101	49,642	66,005	1,891

Funds status	(24,908)	(20,930)	(56,143)	(1,609)
Unrecognized actuarial loss (gain)	8,243	(181)	28,043	804

Net amount recognized (recognized as accrued pension cost)	(16,665)	(21,111)	(28,100)	(805)

Actuarial assumptions
Discount rate	6.0%	5.0%	3.5%	3.5%

Rate of compensation increase	5.5%	4.5%	3.5%	3.5%

Expected return on plan assets	6.0%	5.0%	3.5%	3.5%

The Company has no other post-retirement or post-employment benefit plans.

e. Statements of cash flows

We apply ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in the SFAS No. 95, “Statement of Cash Flows”. The principle differences between the standards relate to classification. Cash flow from changes in short-term investments, refundable deposits, other assets and guarantee deposits and bonus to directors and supervisors are included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Net cash inflow (outflow) from:
Operating activities	3,008,697	2,771,734	1,335,128	38,256
Investing activities	(6,239,334)	(1,692,567)	(3,042,493)	(87,178)
Financing activities	4,270,313	(488,275)	2,496,613	71,536

Change in cash and cash equivalents	1,039,676	590,892	789,248	22,614
Cash and cash equivalents at the beginning of year	145,309	1,184,985	1,775,877	50,885

Cash and cash equivalents at the end of year	1,184,985	1,775,877	2,565,125	73,499

f. Statement of comprehensive income (loss)

	Year Ended December 31

	2000	2001	2002

	NT$	NT$	NT$	US$
	(In Thousands)
Net income (loss) based on U.S. GAAP	1,261,561	(1,307,490)	(1,191,164)	(34,131)
Other comprehensive income (loss):
Reversal of unrealized loss (gain) on available-for-sale security	(71,687)	55,382	(153,621)	(4,402)
Unrealized gain (loss) on available-for-sale security	(55,382)	153,621	79,277	2,272
Translation adjustment	(343)	(391)	(47)	(1)

Comprehensive income (loss)	1,134,149	(1,098,878)	(1,265,555)	(36,262)

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expenses or benefit is allocated to each component.

g. Statements of accumulated comprehensive income (loss)

	Unrealized		Accumulated
	Gain (Loss) on		Other
	Long-term	Translation	Comprehensive
	Investments	Adjustment	Income (Loss)

	NT$	NT$	NT$
	(In Thousands)
Balance, as of January 1, 2000	71,687	47	71,734
Addition in 2000	(127,069)	(343)	(127,412)

Balance, as of December 31, 2000	(55,382)	(296)	(55,678)
Addition in 2001	209,003	(391)	208,612

Balance, as of December 31, 2001	153,621	(687)	152,934
Addition in 2002	(74,344)	(47)	(74,391)

Balance, as of December 31, 2002	79,277	(734)	78,543

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

3.1	—	Articles of Incorporation of the Registrant (English translations) [1]
4.1	—	Form of the Second Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts[2]
4.1	—	Agreement for Providing Testing Services with Siliconware Corp. (effective from November 1, 1998 to December 31, 2000) (in Chinese with English translation)[3]
4.2	—	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2002)[4]
4.3	—	Technology Transfer and License Agreement with NEC Corporation (effective from June 23, 1998 to June 22, 2003)[5]
4.4	—	License Agreement with Tessera Inc. (effective from December 31, 1998 to April 19, 2016)[6]
4.5	—	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)[7]
4.6	—	Joint Venture Agreement with Mosel Vitelic, Inc. (in Chinese with English translation)[8]
4.7	—	Trust Deed with Citicorp Trustee Company Limited[9]
4.8	—	Merger Agreement with Siliconware Corp. (in Chinese with English translation)[10]
13.1	—	Certification by our President & Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by our Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

[1]	Incorporated by reference to Exhibit 3.1 to the Registrant’s Year 2001 Form 20-F filed with the Commission on June 25, 2002.

[2]	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[3]	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[4]	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[5]	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[6]	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[7]	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[8]	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[9]	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

[10]	Incorporated by reference to Exhibit 10.8 to the Registrant’s Year 2000 Form 20-F filed with the Commission on June 28, 2001.

Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by our Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002