Form 20-F
period 2003-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2004-06-28
CIK 1111759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _______________ Commission file number 1-14700

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

1,885,173,683 shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑          No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☑

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
FISCAL YEAR ENDED DECEMBER 31, 2003

Forward Looking Statements in This Annual Report May Not Be Accurate

     Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive semiconductor and personal computer industries and markets;

•	risks associated with international business activities;

•	our dependence on key personnel;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	general economic and political conditions, including those related to the semiconductor and personal computer industries;

•	possible disruptions in commercial activities caused by human-induced disasters, including terrorist activity and armed conflict, and outbreaks of contagious diseases, such as severe acute respiratory syndrome, or SARS, which reduced end-user purchases relative to expectations and orders;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the Securities and Exchange Commission, or the SEC; and

•	those other risks identified in “Item 3. Key Information-D. Risk Factors” of this annual report.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

     A. Selected Financial Data

     The selected statement of income data for the years ended December 31, 2001, 2002 and 2003 and the selected balance sheet data as of December 31, 2002 and 2003 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 1999 and 2000 and the selected balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differs in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 27 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below. The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	11,916	18,846	16,530	22,299	27,411	806
Cost of goods sold	(9,611)	(14,907)	(15,109)	(20,210)	(23,298)	(685)

Gross profit	2,305	3,939	1,421	2,089	4,113	121

Operating expenses	(737)	(999)	(1,428)	(1,542)	(1,592)	(47)

Operating income	1,568	2,940	(7)	547	2,521	74
Equity investment income (loss)(1)	(167)	192	(1,199)	61	(533)	(16)
Other non-operating income(1)	674	662	608	469	882	26
Other non-operating expenses	(439)	(599)	(884)	(797)	(667)	(20)

Income (loss) before income tax and minority interest(1)	1,636	3,195	(1,482)	280	2,203	65
Income tax (expense)	(129)	26	283	145	636	19

Net income (loss)(1)(2)	1,507	3,221	(1,183)	425	2,839	84

Basic and diluted earnings (loss) per share(3)	1.00	2.01	(0.64)	0.23	1.55	0.05

Shares used in per share calculation (average, as adjusted)(3)	1,503	1,603	1,847	1,826	1,837	1,837
Basic and diluted earnings (loss) per ADS(1)(3)	5.01	10.05	(3.20)	1.16	7.75	0.23

Dividends per share(4)	2.30	1.40	1.45	—	—	—
ADSs used in per ADS calculation (average, as adjusted)(1)(3)	301	321	369	365	367	367
US GAAP
Net income (loss)	754	1,982	(1,790)	(223)	3,247.9	96

	Year Ended December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Basic and diluted earnings (loss) per share	0.52	1.26	(0.98)	(0.12)	1.77	0.05

Shares used in per share calculation (average, as adjusted)(5)	1,458	1,572	1,832	1,826	1,837	1,837
Basic and diluted earnings (loss) per ADS	2.58	6.31	(4.89)	(0.61)	8.8	0.26

ADSs used in per ADS calculation (average, as adjusted)(5)	292	314	366	365	367	367

	Year Ended or as of December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Other Data:
ROC GAAP
Capital expenditures	3,478	6,535	5,474	6,445	4,885	144
Depreciation and amortization	1,424	2,257	4,323	4,902	5,185	153
Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	1,601	6,566	6,310	5,970	12,203	359
Working capital	2,480	8,361	6,176	6,856	4,766	140
Total assets	23,546	41,740	42,566	46,236	54,658	1,608
Short-term debt and current portion of long-term debt	959	1,272	2,667	2,968	10,342	304
Long-term debt	5,207	9,291	10,640	14,143	8,813	259
Total stockholders’ equity	14,022	27,856	26,046	26,179	29,698	874
US GAAP
Total assets	23,509	47,179	47,852	50,333	61,756	1,817
Total liabilities	9,706	14,474	16,517	20,071	25,322	745
Total stockholders’ equity	13,803	32,705	31,335	30,262	36,434	1,072

(1)	The ROC Securities and Futures Commission has allowed us to delay our recognition of investment income in certain investee companies accounted for under equity method. In particular, we derive a significant amount of our investment income (loss) in ChipMOS Technologies Inc., or ChipMOS, which we owned 28.73% equity interest as of March 31, 2004. In 2002, because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for such period, we were permitted to delay the recognition of the investment loss of ChipMOS until 2003. As a result, we did not recognize investment income (loss) of ChipMOS for 2002 in our financial results under ROC GAAP until the first quarter of 2003. For the first three months ended March 31, 2003, we recognized an investment loss of NT$365.7 million (US$10.8 million) for ChipMOS in 2002. If this investment loss had been included in our results for 2002, our non-operating income (loss), income (loss) before income tax and net income (loss) for 2002 would have been reduced by the same amount and our basis and diluted earnings (loss) per share in 2002 would have been reduced by NT$0.2 (US$0.01). In 2003, we also experienced a delay in recognition of investment income. For the first three months ended March 31, 2004, we recognized an investment income of NT$247.2 million (US$7.3 million) from ChipMOS in 2003. We also experienced a delay in recognition of investment income (loss) in Double Win and Taiwan High-tech in each of 2001 and 2002 and Universal Communication in 2002, and recognized their financial results in the subsequent year. Our investment income (loss) from those entities were not material.

Under US GAAP, there is no provision that allows us to delay recognition of ChipMOS’s financial results. In 2002 and 2003, our investment income (loss) under US GAAP from ChipMOS was (NT$342.2 million) and NT$250.0 million (US$7.4 million), respectively. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP.

(2)	Net income is net of minority interest. Minority interest is less than NT$1 million for all years shown here, except for 2001, where loss from minority interest was NT$16 million, and is therefore not presented separately in this table.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 134,720,138 shares, 123,980,637 shares and 235,421,212 shares distributed as stock dividends in 1999, 2000 and 2001, respectively, with respect to the earnings of 1998, 1999 and 2000. No stock dividend was declared in 2002 and 2003.

(5)	Retroactively adjusted for all subsequent stock dividends only.

(6)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$33.99 to US$1.00 on December 31, 2003.

Currency Translations and Exchange Rates

     In portions of this annual report, we have translated New Taiwan dollar amounts into US dollars for the convenience of the readers. The rate we used for the translations was NT$33.99 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2003. The translation does not mean that New Taiwan dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

	Average
	(of Month-End
Year Ended December 31,	Rates)(1)	High	Low	At Period-End
1998	33.498	35.000	32.050	32.270
1999	32.281	33.400	31.390	31.390
2000	31.366	33.250	30.350	33.170
2001	33.911	35.130	32.230	35.000
2002	34.526	35.160	32.850	34.700
2003	34.399	34.980	33.720	33.990
December	34.564	34.150	33.990	33.990
2004 (through May 28)	33.260	33.980	32.730	33.360
January	33.669	33.980	33.330	33.390
February	33.214	33.360	33.100	33.280
March	33.250	33.420	33.000	33.000
April	32.970	33.270	32.730	33.270
May (through May 28)	33.440	33.700	33.140	33.360

(1)	Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Financial Condition and Business

Our operating results fluctuate significantly, which may affect the value of your investments

     Our historical net operating revenues and results of operations have varied, at times significantly, from quarter to quarter. Our future net operating revenues, gross profit and operating income may vary significantly due to a combination of factors. These factors include:

•	our ability to develop and implement new technologies. If we are unable to successfully implement new technologies in a timely manner, our operating results could suffer because we would allow our competitors to seize the opportunities in developing new markets.

•	changes in our product mix or our customers’ preferences. When we discontinue or add a product or when our customers’ demand change, our operating results usually fluctuate.

•	changes in capacity utilization. When capacity utilization is low, such as in times of market downturns, we may need to adjust our product mix to respond to changes in demand and to adjust our prices sufficiently enough to maintain the level of our capacity utilization.

     Moreover, the growing demand for substrate packaging which uses higher-cost raw materials has caused the costs of production for semiconductor packaging to rise significantly. If our revenues do not grow and we are unable to reduce our expenses, our profitability will suffer.

The cyclical nature of the semiconductor industry makes us particularly vulnerable to economic downturns and changes in the semiconductor industry

     The semiconductor industry has historically been highly cyclical, and economic downturns in the past have caused reduced product demand, rapid erosion of average selling prices, low capacity utilization and production overcapacity in our industry. The markets for semiconductors are also characterized by rapid technological change, evolving industry standards and periods of heightened competition. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our business would be subject to more intense competition and our results of operations may suffer because of the resulting downward pricing pressure and capacity underutilization. From the last quarter of 2000 to early 2003, we also experienced intense competition in the semiconductor industry worldwide and oversupply of packaging and testing capacities in the local market. This increased competition caused average selling prices of many of our semiconductor packages and testing services to decrease significantly. Downward pressure on average selling prices led to pressure on our gross margins which negatively affected our operating results. Future downturns in the semiconductor industry may be severe. In the event of any future downturn, our average selling prices may decline without a corresponding decrease in our high fixed costs. This could lead to a decline in our gross margins, which would seriously harm our business.

     The recent recovery in the semiconductor industry could be temporary and could be adversely affected by general economic uncertainties created by the possibility of future terrorist attacks, retaliatory actions, hostilities and outbreaks of contagious diseases. Since we cannot predict results for 2004 and subsequent periods with confidence at this time, we cannot assure you that our results would continue to improve; any unfavorable factors such as those described above could materially and adversely affect our results of operations.

We are highly dependent on the personal computer industry and any downturn in the personal computer industry would harm our operating results

     A significant percentage of our net operating revenue is derived from customers who use our manufacturing services to make semiconductors for personal computers. In 2001, 2002 and 2003, more than half of our net operating revenues were attributable to customers whose products are primarily used in personal computers or personal computer peripherals. Our results of operations were negatively affected in 2001 due to reduced demand for personal computer products as a result of the global economic downturn between late 2000 and 2002. However, our results of operations improved in 2002 and 2003 compared to 2001 due partially to increased demand for personal computers as market conditions in 2002 and 2003 have generally improved compared to 2001. Any future decrease in the demand for personal computers may decrease the demand for our services and would likely seriously harm our operating results. In addition, the declining average selling price of personal computers has placed significant pressure on the prices of the components that are used in these personal computers. We believe the average selling prices of personal computers will continue to decrease, and the resulting pricing pressure on the semiconductor components we package and test may reduce our net operating revenues and reduce our gross profit margin significantly.

We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand

     Our customers generally do not place purchase orders far in advance, and our contracts with major domestic customers do not generally require minimum purchase of our products or services. In addition, our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. For example, in 1999 and early 2000, we incurred significant costs in expectation of strong demand in the semiconductor market, but this demand did not fully materialize because of the market downturn between late 2000 and early 2003. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.

A decline in the operating results of ChipMOS would reduce our participation in the memory chip package market and harm our financial performance

     As of March 31, 2004, we owned 28.7% equity interest in ChipMOS Technologies Inc., or ChipMOS, a provider of semiconductor packaging and testing services. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic Inc., or Mosel Vitelic, the other major investor in ChipMOS, are required under the joint venture agreement establishing ChipMOS to provide these guarantees in the ratios of 30% and 70%, respectively. In 2000, our investment income from ChipMOS was NT$401.9 million, which constituted 12.5% of our net income. In 2001, however, we recorded an investment loss of NT$436.3 million for our investment in ChipMOS, which constituted 36.9% of our net loss in 2001. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for 2002, the Securities and Futures Commission of the ROC allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudited financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$365.7 million. This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our net income for 2002 would have been decreased by the same amount. In 2003, we also experienced a delay in recognition of investment income. For the first three months ended March 31, 2004, we recognized an investment income of NT$247.2 million (US$7.3 million) from ChipMOS in 2003. Under US GAAP, however, there is no provision that allow us to delay recognition of ChipMOS’s income or loss. In 2002, our investment loss from ChipMOS was NT$342.2 million under US GAAP. In 2003, our investment income from ChipMOS was NT$250.0 million (US$7.4 million) under US GAAP. We cannot assure you that ChipMOS will maintain its positive operating results in the future. A decline in the operating results of ChipMOS would reduce our participation in the memory chip package and testing market and adversely affect our non-operating income (loss) and net income (loss).

Potential conflicts of interest with ChipMOS may cause us to lose opportunities to expand and improve our operations

     As of March 31, 2004, we owned 28.7% equity interest in ChipMOS and two directors, including one of our directors and one of our supervisors, represent us on ChipMOS’s seven-member board of directors. Since ChipMOS is a provider of semiconductor packaging and testing services, our substantial interest in ChipMOS may lead to conflicts of interest in the expansion and development of the semiconductor packaging and testing markets. In addition, because one of our directors is also a director of ChipMOS, conflicts of interest between his duties to ChipMOS and us may arise. We cannot assure you that when conflicts of interest arise, our director on ChipMOS’s board will act completely in our interest or that conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

     For 2001, our capacity utilization rates were negatively affected by a general global economic downturn and decreased market demand in the semiconductor industry in general. As a result, our profitability suffered severely in 2001. For 2002 and 2003, our capacity utilization rates increased significantly due to improved demand for our products and services as market conditions in 2002 and 2003 have generally improved compared to 2001. We cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not harm our capacity utilization or our profitability in the future.

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

     In addition, in order to continue to increase or sustain our capacity utilization we must:

•	ensure that our packaging and testing technologies meet our customers’ needs;

•	install advanced equipment in anticipation of new business; and

•	prevent disruption of operations due to fire, accidents, mechanical and technical failures, expansion, introduction of new packages or relocation of equipment.

     If demand for our services does not meet our expectations, our capacity utilization would decrease and our gross margins would suffer.

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

     We are dependent on a small group of customers for a substantial portion of our business. In 2001, 2002 and 2003, 61.6%, 66.3% and 66.8% of our unconsolidated net operating revenues, respectively, were derived from sales to our top ten customers. In 2003, our top two customers accounted for 12.9% and 13.3%, respectively, of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our products and services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders, our business would be seriously harmed because each one of these customers accounts for a significant part of our net operating revenues.

If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our business strategy

     We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund such equipment and facilities expansions. The growing demand for substrate products has and will continue to require significant capital expenditures on substrate packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. However, this additional capital may not be available. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors including demand for our services and availability of equipment and whether or when the market will recover. Consequently, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing. If we are unable to obtain the necessary capital resources or financing, we will not be able to achieve our future business growth.

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our business

     The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), ST Assembly Test Services Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Orient Semiconductor Electronics, Limited (Taiwan), Astra International (Indonesia), Carsem Bhd. (Malaysia), ChipPAC Incorporated (Korea) and Shinko Electric Industries Co., Ltd. (Japan). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our products and services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater resources in substrate technology. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

If the outsourcing trend for packaging and testing services does not continue, we could lose a significant number of our current customers and we may be unable to implement our business strategy plan in the future

     We depend on outsourcing of packaging and testing services by fabless semiconductor companies and integrated device manufacturers. In recent years, semiconductor companies have increasingly subcontracted parts of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. However, we cannot assure you that the outsourcing trend will continue. If integrated device manufacturers become dissatisfied with the services of independent semiconductor packaging and testing companies, they may return to utilizing in-house packaging and testing capabilities. A reversal of, or slowdown in, the outsourcing trend would seriously harm our business and make it difficult for us to implement our growth plan in the future.

If demand for the services of Taiwan’s wafer foundries decreases, a significant source of our sales would decrease, which would seriously harm our business

     We depend on Taiwan’s independent wafer foundries to source our sales orders. In recent years, more than half of our net operating revenues were derived from packaging and testing semiconductor wafers manufactured at Taiwan’s wafer foundries. If the demand for foundry services offered by Taiwan’s wafer foundries decreases for any reason, including shifts in demand for these services to wafer foundries in other countries, an important source of our sales would be lost and our profitability would suffer.

If we are unable to obtain raw materials from our suppliers, our production schedules would be delayed and we may lose customers

     We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials like lead frames and substrates, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times or limited the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced from time to time difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay any future expansion plans

     We need to purchase new packaging and testing equipment if we decide to expand our operations in anticipation of a market recovery. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the US dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could seriously harm our results of operations.

If we are unable to manage our growth effectively, our expansion plans could be jeopardized

     We have in the past and again recently experienced growth in the scope and complexity of our operations and in the number of our employees. This growth has strained our managerial, financial, manufacturing and other resources. In order to manage our future growth, we must continue to implement additional operating and financial controls and hire and train additional personnel. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our future expansion plans.

We are exploring the possibility of expanding our operations or making additional investments in the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks

     Some of our customers and foreign competitors have expanded their operations to the PRC. In order to remain competitive and to position ourselves to gain market share, we are exploring potential opportunities for expansion to or investments in the PRC. In December 2001, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$20 million in Suzhou, PRC. We established a subsidiary named Siliconware Technology (Suzhou) Limited, and, as of March 31, 2004, we invested a total of US$15.5 million in this subsidiary. We are in the initial stage of ramping up our facilities in Suzhou for the manufacturing of DRAM modules, flash memory cards, transistors and other electronic components. With this investment in the PRC, our financial condition, results of operations and future prospects are subject, to a significant degree, to the political and economic situation, regulatory control and general legal developments in the PRC and other foreign investment risks. In addition, these expansions or investments could be adversely affected if relations between the PRC and the ROC deteriorate.

We depend on key management and the loss of any key management personnel may disrupt our business

     Our success depends upon the continued service of key senior management. Most members of our senior management have served us for over 10 years and made substantial contributions to our growth. We do not have employment contracts with many of our senior management and none of our senior management is bound by any non- competition agreement. If we lose the services of key senior management it would be very difficult to find and integrate replacement personnel, which would seriously harm our business expansion.

We depend on our technical personnel and the inability to attract and retain them would jeopardize our operations and future expansion plans

     Our business depends on technology and, accordingly, our success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Without sufficient numbers of skilled employees, our operations would suffer resulting in deteriorating ability to solve operating and other issues in a timely and effective manner. Competition for qualified engineering and technical employees in Taiwan is intense and replacement of qualified employees is difficult. If we are unable to attract, retain and motivate our technical personnel, our operations would be jeopardized and our operating efficiency would deteriorate.

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

     The semiconductor packaging and testing processes require the use of chemicals and gases which are regulated by the government. For example, liquid waste is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Liquid waste is also produced when lead frames are plated onto wafer chips and cleansed with water. Moreover, excess material on leads and moldings are removed from packaged semiconductors in the trim and form process. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean up costs.

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

     Most of our customers and suppliers in Taiwan are located in the Hsinchu Science Park, and they are dependent on the infrastructure supporting the Hsinchu Science Park. Occasionally, brief shortages or stoppages in power to the Hsinchu Science Park have affected these customers and suppliers. In the first half of 2001, the operations of our customers and suppliers located in Taiwan, particularly in the Hsinchu Science Park, were negatively affected by droughts in that area. As a result, our operations were also affected. Any natural disaster or infrastructure failure affecting the Hsinchu Science Park in the future could seriously harm our business and operations.

Disruptions in the international trading environment may seriously decrease our international sales

     A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2001, 2002 and 2003, sales to our overseas customers accounted for 50.2%, 54.6% and 56.8%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

     These disruptions in the international trading environment affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

     Our financial statements are prepared under ROC GAAP, which differ in many respects from US GAAP. For example, ROC GAAP do not require the recognition of the fair market value of shares distributed as bonuses to employees when calculating net income. Largely as a result of the differences in accounting for employee bonuses and equity investments, our net income (loss) in 2001, 2002 and 2003 under US GAAP was NT$(1,790.5) million, NT$(223.0) million and NT$3,247.9 million (US$95.6 million), respectively, as compared to net income (loss) under ROC GAAP of NT$(1,183.2) million, NT$425.2 million and NT$ 2,838.7 million (US$83.5 million), respectively.

     In addition, the ROC Securities and Futures Commission allowed us to delay recognition of investment income (loss) from certain of our investee companies in our financial results under the ROC GAAP until June 30, 2003. Therefore, our financial results of a prior year may not contain investment income (loss) of certain investee companies in such year. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Delay in Recognition of Investment Income in Certain Investee Companies Accounted for under Equity Method.” Under US GAAP, however, there is no provision that allows us to delay recognition of our investment income from our investee companies. As a result, you may not be able to perform a meaningful year-to-year comparison of our financial results. In addition, year-to-year comparison of our financial results under ROC GAAP may significantly differ from year-to-year comparison under US GAAP.

Risks Relating to Our Technologies

If we cannot respond to rapid technology changes in the semiconductor packaging and testing industry, our profitability will suffer

     The semiconductor packaging and testing industry is characterized by rapid increases in the diversity and complexity of semiconductor packaging and testing products. As a result, we expect that we will need to continue to develop and offer more advanced packaging and testing processes in order to respond to our customers’ requirements as industry conditions change. Developing and maintaining advanced packaging and testing processes requires significant research and development and capital expenditures.

     In addition, advances in technology typically lead to rapid and significant price erosion and decreased margins for older products and services and may cause our current products and services to become less competitive. Our failure to develop or obtain advanced packaging or testing designs will materially and adversely affect our product mix which would seriously harm our profitability.

If we are unable to successfully package and test our products within the acceptable range of precision, we will not be able to achieve satisfactory production yields and our results of operations will suffer

     The semiconductor packaging and testing processes are complex and involve a number of precise steps. Defective packaging and testing can result from a number of factors, including:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	defective plating services;

•	use of defective raw materials; and

•	inadequate sample testing.

     From time to time, we expect to experience lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our processing methods. In addition, our yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high quality production standards, our reputation may suffer and our customers may cancel their orders or return our products.

We rely on technology provided by third parties

     We have licensed from Motorola Inc., or Motorola, the technology for ball grid array for which we make royalty payments based on the number of pads or balls used in our packages. We also implement new package design by enter into technology alliances and by licensing package technologies from certain technology companies. For 2002 and 2003, our royalty expenses due to third parties were NT$426.2 million and NT$161.1 million (US$4.7 million), respectively, which accounted for 1.9% and 0.6%, respectively, of our unconsolidated net operating revenues. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us, or at all. In the event that we are unable to license advanced technologies from third parties, we may be required to develop such technologies internally. There can be no assurance that we will be able to develop such technologies internally.

Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive

     We may suffer legal liabilities and damages if we infringe on the proprietary rights of others or incur costs resulting from legal claims and adverse proceedings against us. Despite this, we have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted. The semiconductor packaging and testing industry is characterized by frequent litigation regarding patent and other intellectual property rights. If any third party were to make valid intellectual property infringement claims against us or our customers, we could be required to:

•	discontinue using disputed process technologies which would prevent us from offering some of our packaging and testing products;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

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

Political and Economic Risks

Disruptions in Taiwan’s political environment could seriously harm our business

     Our principal executive offices and most of our operations are located in Taiwan. Taiwan has a unique international political status. Accordingly, our business and financial condition will be affected by changes in local governmental policies and political and social instability.

     The government of the People’s Republic of China, or the PRC, asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The government of the PRC has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On December 31, 2003, the ROC Referendum Law was promulgated allowing referenda on a range of issues to be proposed and voted upon. The law includes a provision allowing referenda involving key constitutional issues, including, in the event that Taiwan comes under military attack from a foreign power, issues relating to sovereignty such as changes to Taiwan’s flag, official name and territorial status. On March 19, 2004, Taiwan’s incumbent president was injured in an assassination attempt, and the next day narrowly won a majority of votes in Taiwan’s presidential election. The incumbent president was sworn into office for a second term on May 20, 2004 after a vote recount resulting from a legal challenge to the election results filed by the opposition party, but a court is still reviewing disputed ballots. The political uncertainty surrounding the election and the recount has affected the securities markets in Taiwan. The recent political uncertainty and related developments could adversely affect the prices of our ADSs and our common shares. It is unclear what effects any of the events described above may have on relations between Taiwan and the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could materially and adversely affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected

     In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, the central bank of Taiwan, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the US dollar/NT dollar exchange rate and to prevent significant decline in the value of the New Taiwan dollar. In October 1997, the Central Bank of China ceased its interventions and in January 1998, US$1.00 exceeded NT$34.00 for the first time since April 1987. New Taiwan dollars have depreciated against US dollars by 23.51% from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$33.36 on May 28, 2004 based on the noon buying rates published by the Federal Reserve Bank of New York.

     In addition, the banking sector in Taiwan was seriously harmed by the general economic downturn in Asia and Taiwan which has caused a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

     In the first half of 2003, several economies in Asia, including the PRC, Hong Kong, Singapore and Taiwan have been affected by the outbreak of SARS, a highly contagious form of atypical pneumonia. SARS caused damages to trade and tourism industries as well as on the economies and financial markets of the affected countries, including Taiwan. Another SARS outbreak or any other severe and epidemic-prone disease outbreak in the future may have an adverse effect on consumer confidence, and may in turn result in a decrease in the demand for our products and services, which would adversely and materially affect our business and results of operations.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, increases in interest rates and the economic performance of Taiwan markets

     Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs, may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past fifteen years, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During 2003, the Taiwan Stock Exchange Index peaked at 6,142.32 on November 5, 2003, and reached a low of 4,139.50 on April 28, 2003. From January 2, 2003 to May 31, 2004, daily closing values of our shares ranged from NT$17.3 per share to NT$24.5 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

     The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Increases in interest rates and other general economic conditions may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$3.92 between June 7, 2000, the date our ADSs were listed on Nasdaq and May 28, 2004. Over the same period, the Nasdaq Composite Index ranged from 1,114.11 to 1,986.74.

     On May 31, 2004, the Taiwan Stock Exchange Index closed at 5,977.84, and the daily closing value of our shares was NT$24.5 per share.

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

Item 4. Information on the Company

     A. History and Development of the Company

     Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the ROC Company Law as a company limited by shares in 1984 and our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the Nasdaq Stock Market’s National Market under the symbol “SPIL” since June 2, 2000. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and our telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw.

     We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of both standard and customized packaging and testing solutions, including advanced lead frame packages and substrate packages such as the flip chip package, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey solutions from packaging and testing to direct shipment of semiconductor devices to end users designated by our customers.

     Our headquarters and packaging facilities are located in Taichung, Taiwan, where we had 2,934 wire bonders on December 31, 2003. In addition, we had 196 testers in Hsinchu and Taichung, Taiwan. Taiwan is home to the world’s largest independent wafer foundries and as such is home to one of the world’s leading suppliers of outsourcing semiconductor manufacturing. Our close proximity to and relationships with Taiwan’s leading wafer foundries allow us to benefit significantly from the trend towards outsourcing in the semiconductor industry and to quickly respond to our customers’ needs. Our location in Taiwan also enables our customers to secure seamless services within Taiwan for all of their manufacturing needs, thereby minimizing the time required to deliver finished semiconductor devices to the market.

     We provide packaging and testing services to more than 100 customers worldwide. For 2003, our top customers included the following leading semiconductor suppliers: ATI Technologies, Inc., Intel Corporation, International Business Machines Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA and VIA Technologies. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements. We have established technical and sales teams near major customer facilities, including the Hsinchu Science Park, to work with our customers on developing and implementing new packaging and testing technologies as semiconductors become smaller and more sophisticated.

     Our objective is to be the leading worldwide, full service independent provider of semiconductor packaging and testing services. Key elements of our strategy include:

•	providing a full range of packaging and testing services including turnkey capabilities to simplify our customers’ supply chain management;

•	offering leading packaging and testing technology to attract and retain customers;

•	focusing on customer service and working with our customers on developing and fulfilling their current and future semiconductor packaging and testing needs;

•	leveraging our existing foundry relationships and Taiwan location to enable our customers to easily integrate all of their outsourced semiconductor manufacturing needs;

•	diversifying and expanding our customer base geographically, by customer type and by end market application to capitalize on growing markets including communications and increased outsourcing from vertically integrated semiconductor device manufacturers and systems original equipment manufacturers; and

•	expanding in the PRC to remain competitive and position ourselves to achieve greater market share as some of our customers and foreign competitors have expanded their operations in the PRC.

     B. Business Overview

Our Packaging and Testing Services

Our Packaging Services

     We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include lead frame packages and substrate packages, which include ball grid array and module packages (incorporating multiple semiconductor chips) and flip chip packages. Our flip chip packages, which we began to offer in the first quarter of 2001, are based on the proprietary Flex-On-Cap wafer bumping and redistribution technologies we license from Flip Chip Technologies L.L.C., or Flip Chip. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins when patterned silicon wafers received from our customers are diced using diamond saws into separate die. Each die is attached to a lead frame or substrate by silver paste made with epoxy resin, either directly in a substrate package, or first to a die-attached pad in a lead frame package. Leads on the lead frame or substrate are then connected by extremely fine gold wires to the input/output terminals on the chips, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip, and the leads are trimmed and formed into various shapes.

     Semiconductor packages have evolved from lead frame packages to substrate packages in response to the increasing demands of today’s high-performance electronics products. The differentiating characteristics of these packages include:

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

     As semiconductor devices increase in complexity, the number of electrical connections required also increases. Our lead frame products have electrical connections from the semiconductor device to the electronic product through leads on the perimeter of the package. Our substrate products have balls on the bottom of the package, which create the electrical connections with the electronic system and can support larger numbers of electrical connections.

     New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high bandwidth, high speed and high power demands of modern semiconductor devices. Substrate packages with cavity design considerably enhance heat-dissipation without necessitating a change in substrate or chip layout. Flip chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip, then the chip is flipped onto the substrate. Flip chip technology eliminates the need for wire bonding and provides superior electrical performance. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. Multi-chip module packages allow for the combination of multiple chips into a single package enabling increased application functionality, while minimizing overall size.

     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by product type and the product’s revenues as a percentage of our total net operating revenues:

	Year Ended December 31,
	2001		2002		2003
	Revenues	%	Revenues	%	Revenues	%
	(audited) (consolidated)
	(in NT$ million except for percentages)
Ball grid array packages	6,460	39.1	8,576	38.5	11,698	42.7
Quad flat packages	5,240	31.7	7,659	34.3	8,635	31.5
Small outline packages	2,507	15.1	2,744	12.3	3,160	11.5
Other packages	290	1.8	677	3.0	956	3.5
Testing and other revenue	2,033	12.3	2,643	11.9	2,962	10.8

Total net operating revenues	16,530	100.0	22,299	100.0	27,411	100.0

     We price our packaging products on a per unit basis taking into account the complexity of the product, the prevailing market conditions, the order size, the strength and history of our relationship with a customer and our capacity utilization at the time.

Lead Frame Packages

     Lead frame packages, including quad flat packages and small outline packages, are the most widely used package category and are characterized by a semiconductor chip encapsulated in a plastic molding compound with metal leads on the perimeter. This package category has evolved from a design where the leads are plugged into holes on the circuit board to a design where the leads are soldered to the surface of the circuit board.

     To satisfy the demand for miniaturization of portable electronic products, we are developing increasingly smaller versions of lead frame packages to keep pace with continually shrinking semiconductor device sizes. Our advanced lead frame packages are similar in design to our older lead frame packages. However, our advanced lead frame packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics. As a result of continued product development, we offer lead frame products with a wide range of lead counts and body sizes to satisfy variations in the size of customers’ semiconductor devices.

     The following diagram presents the basic component parts of a standard lead frame package:

     Lead Frame Package Profile

     The following table presents our standard lead frame packages, including the number of leads in each package, a description of each package and the end uses of each package.

     Quad Flat Packages

Package	Lead-count	Major Applications	End Uses
Plastic Leaded Chip Carrier	28-84	Package with leads on two sides used in consumer electronics and products in which the size of the package is not vital	Copiers, printers, scanners, desktop personal computers, electronics games, monitors

Quad Flat Package	44-256	Package with leads on four sides designed for advanced processors, consumer and industrial controllers, digital signal processors and application specific integrated circuits	Desktop personal computers, consumer and industrial products, commercial and office equipment, automotive systems

Low-Profile Quad Flat Package	32-216	Low-profile and lightweight package designed for application specific integrated circuits, digital signal processors, microprocessors/cont rollers, graphic processors, gate arrays, static random access memory and personal computer chipsets	Wireless communications products, laptop computers, digital cameras, cordless/radiofrequency devices

Thin Quad Flat Package	44-128	Designed for lightweight, portable electronics requiring broad performance characteristics	Laptop computers, personal computers, disk drives, office equipment, audio and video products, wireless communications products

Quad Flat No-lead Package	20-104	The small and light package with improved thermal and electrical performance makes it suitable for wireless transmitters RF front end, HD devices and micro-controllers	Wireless communications products, disk drives, portable products, consumer products

Thin Quad Flat No-lead Package	8-56	This device offers similar features to those of Quad Flat No-lead Package, but can process smaller and lighter packages	Wireless communications products, disk drives, portable products, consumer products

     Small Outline Packages

Package	Lead-count	Major Applications	End Uses
Plastic Dual In-line Package	28-42	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audio equipment, computer peripherals

Package	Lead-count	Major Applications	End Uses
Plastic Dual In-line Skinny Package	28-32	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audio equipment, computer peripherals

Small Outline Package	24-70	Small lead frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Shrink Small Outline Package	28-56	Small lead frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Small Outline J-Bend Packages	24-70	Package designed for memory and low pin-count applications	Consumer (audio/video/entertainment), communications (pagers/cordless phones), radiofrequency devices, cable TV, office appliances (fax/copiers/printers/personal computer peripherals)

Thin Small Outline Package I	28-56	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Thin Shrink Small Outline Package I	32	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Thin Small Outline Package II	32-86	Smaller version of Thin Small Outline Package I designed for logic and analog devices and memory devices including flash memory, static random access memory, erasable and electrically erasable programmable read only memory, and dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communications products

Substrate Packages

     This family generally employs the ball grid array design which utilizes a plastic or tape laminate substrate rather than a lead frame and places the electrical connections on the bottom of the package rather than around the perimeter.

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

     The following diagram presents the basic component parts of a standard ball grid array packages:

     To address the electronics market demand for higher frequency, higher input/output, and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we have successfully established the first 12-inch wafer bumping technology in the world. Flip chip ball grid array is a high-end, high-growth product typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific ICs. The flip chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We licensed the flip chip assembly technology from Flip Chip to enhance our assembly process capability in flip chip products. We have also developed thin and small package, or CSPs, on flexible or rigid substrates as well as lead frames, which are suitable for the portable consumer market. Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for “system-in-package,” or SIP, for applications in personal computers, communications devices and consumer products.

     The following diagram presents the cross section of a flip chip ball grid array package:

     Ball Grid Array Package Profile

     The following table presents our substrate packages, including the number of leads and the description of and uses for each package format:

Package	Lead-count	Major Applications	End Uses
Flip Chip Ball Grid Array	36-1,936	Much higher electrical performance than traditional ball grid array for modern, more demanding applications	Workstations, networking, graphics, application specific integrated circuits, personal digital assistants, processors

Chip Scale Package	36-400	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array	Memory, analog, flash memory, application specific integrated circuits, radio frequency devices, personal digital assistants, communications, cellular phones, laptop computers, sub-notebooks, wireless systems

Stacked-Die Chip Scale Package	21-400	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array. This device offers double memory capacity with increased device functionality while allowing manufacturers to maintain size reduction roadmaps.	Memory, analog, flash memory, application specific integrated circuits, radio frequency devices, personal digital assistants, communications, cellular phones, laptop computers, sub-notebooks, wireless systems

Ball Grid Array	119-1,156	Ball grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communications products, standard connections for peripherals to computers

Package	Lead-count	Major Applications	End Uses
Thermal Enhanced Ball Grid Array	256-1,152	Optimum low cost solution for high speed, high power applications with multiple routing layers for high performance applications	Application specific integrated circuits, microprocessors, gate arrays, personal digital assistants, communications, cellular phones, laptops, sub-notebooks, boards

Low Profile Ball Grid Array	196-352	Low-profile and light weight package designed for applications which require high performance	Laptop computers, wireless communications products, computer peripherals

Land Grid Array	23-68	Land grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communications products, standard connections for peripherals to computers

Our Testing Services

     Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged semiconductor device. Testing semiconductor devices requires significant technical expertise and knowledge of the specific applications and functions of the device under testing. In addition to maintaining different types of advanced testing equipment which enable us to test a variety of semiconductor device functions, we work closely with our customers to develop and convert programs to test particular semiconductor products on multiple equipment platforms effectively. The cost of any specific test is dependent on test time (usually measured in seconds) required to run a test which varies depending on the complexity of the semiconductor device and the customer’s specification with the percentage of fault coverage.

     We acquired Siliconware Corp. on December 30, 2000. Prior to the acquisition, we outsourced all of our testing services to Siliconware Corp. We recognized the amount charged to our customers for testing services provided by Siliconware Corp. as revenues and recorded the fees charged by Siliconware Corp. as cost of goods sold. The difference between our revenues and costs for testing services was typically a small handling charge.

     We also conduct wafer probing and final testing of digital logic and mixed signal products. In addition, many of our customers request drop shipment of their tested integrated circuits directly to designated final destinations.

     Wafer Probing. Wafer probing is the step immediately before packaging of integrated circuits and involves sorting the processed wafer for defects to ensure that it meets customer acceptance criteria. Integrated circuits on an accepted wafer are then individually inspected visually and with scanners before packaging and final testing.

     Logic and Mixed Signal Final Testing. We conduct final testing of a wide variety of logic and mixed signal integrated circuits, including complex, high-performance, as well as lower-performance integrated circuits. High-performance products include personal computer-related components such as CPU chipsets and graphic processors, while major lower performance products include integrated circuits used in consumer electronics products.

     Other Testing Services. In addition to wafer probing and final testing services, we also provide “dynamic burn in” testing services to screen out device infant mortality, “laser repair” to modify device connection structure for saving expensive wafer area, “lead/ball scanner” to screen out abnormal products, including bent lead or ball defective devices from being shipped to end customers, “marking” to specify the unique customer logo and batch identification on product as for traceability and “tape and reel” to packing devices into one complete reel for surface mount operation.

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

Customers

     We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2001, 2002 and 2003, 44.6%, 48.3% and 48.7%, respectively, of our unconsolidated net operating revenues were derived from sales to our top five customers, and 61.6%, 66.3% and 66.8%, respectively, of our net operating revenues were derived from sales to our top ten customers. In 2003, our top two customers provided 12.9% and 13.3%, respectively, of our net operating revenues. Our representative customers as of December 31, 2003 include: ATI Technologies Inc., Intel Corporation, International Business Machines Corporation, Macronix International Co., Ltd., Marvell Semiconductor Inc., MediaTek, NVIDIA, SanDisk Corporation, VIA Technologies Inc. and Xilinx, Inc.

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

Backlog

     Due to the ever-changing technology and functionality of semiconductor chip design, customers requiring semiconductor packaging and testing services generally do not place purchase orders far in advance. However, we engage customers in advance of the placement of purchase orders based on each customer’s expected packaging and testing requirements. In addition, our customers generally agree to purchase from us any unused materials that we purchase to meet their forecasted demand.

     Although we have long-term sales relationships with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. In the past, very few customers have cancelled firm orders for our packaging and testing services. This is due in part to the fact that firm orders usually immediately precede shipment of wafers to be packaged by us. Our customers do, however, routinely change their forecasts for future purchases from us, and we adjust our production plans accordingly. We do not maintain reserves for customer cancellations and variations in customer orders. Accordingly, our backlog as of any particular date may not be indicative of future sales.

Sales and Marketing

     Our sales and marketing strategy is focused on providing high-quality advanced semiconductor device packaging and testing services, consistent on-time delivery and competitive pricing. We believe that this strategy is best implemented by servicing a select number of customers whom we consider to have a high level of anticipated growth. We work on a cooperative basis with these customers so that we can best meet their needs.

     We engage in semi-annual and quarterly reviews of all of our customers; we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop packaging and testing solutions for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large scale early market entry with a significant new product.

     Our sales and marketing efforts are primarily carried out by our sales team in Taichung and Hsinchu near many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with sales offices in San Jose and Irvine, California, Boston, Massachusetts and Lewisville, Texas, is responsible for our sales in the United States.

     Set forth below is a geographic breakdown of our unconsolidated net operating revenues for the periods presented below:

	Year Ended December 31,
	2001		2002		2003
	Revenues	%	Revenues	%	Revenues	%
			(audited)	(consolidated)
	(revenues in NT$ million except for percentages)
Taiwan	8,227	49.8	10,123	45.4	11,875	43.3
U.S. and Canada	8,006	48.4	11,525	51.7	14,775	53.9
Others(1)	297	1.8	650	2.9	761	2.8

(1)	Includes primarily Japan, Germany and Hong Kong.

     Sales from outside of Taiwan accounted for 50.2%, 54.6% and 56.7% of our consolidated net operating revenues in 2001, 2002 and 2003, respectively. We primarily target those U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our U.S. and Canadian customers, including ATI Technologies, Inc. and NVIDIA, are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan, and expect sales to Japan to increase in the near future.

     We have signed annual or two-year contracts with our major domestic customers. These contracts normally provide that the quantities of products furnished by us are updated by the customer every month, generally through three-month non-binding rolling forecasts. We have such formal contracts with some of our overseas customers.

Quality Control

     We employ quality control procedures at every critical manufacturing stage, with the aim of identifying and solving problems at the earliest possible stage of the production process. Our quality control procedures include statistical process control, which involves sampling tests to control and monitor the production process. Such tests include optical scanning and reliability tests, which include temperature and humidity tests, pressure and stress tests and test for resistance to solvents. If a problem is detected, failure analysis will be used to determine the cause. Visual inspection and optical scanning are performed on all assembled semiconductor devices to test for lead coplanarity and integrity. Final products are tested on a sample basis for open shorts in wire connections. To ensure that our quality control procedures are effectively applied, production line employees are provided with periodic training.

     Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1994, QS 9000 in 1998 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. In August 2003, we also received TS16949 certification for our quality control.

     As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.9% for leader frame base, 99.9% for substrate base, 99.9% for flip chip and 99.5% for wafer bumping products for 2003. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to lead frames or substrates.

     In addition, packaging and testing service customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations and production processes. The qualification process can take many weeks. Due to this lengthy qualification process, we believe semiconductor manufacturers are generally reluctant to switch semiconductor packaging and testing companies once these companies have been qualified.

     As part of our overall focus on quality service, we also closely monitor our product delivery performance against scheduled delivery times.

Research and Development

     Our research and development personnel are divided among our design department, characterization department and product development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. For 2001, 2002 and 2003, we spent NT$506.1 million, NT$507.0 million and NT$559.1 million (US$16.45 million), respectively, on research and development, which accounted for 3.06%, 2.27% and 2.04%, respectively, of our consolidated net operating revenues.

Material and Equipment

     Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are lead frames, substrate, gold wire and molding compound. We purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials in excess of the quantity that they indicated they would need.

     Our major suppliers of raw materials, including Sumitomo Metal Mining Asia Pacific Pte Ltd., Shinko Electric Industries Co., Ltd., Phoenix Precision Technology Corporation, Sumitomo Bakelite (Taiwan) Co., Ltd, and Tanaka Kikinzoku International K.K., are leading companies in the types of materials they supply. We work closely with them, providing them with rolling forecasts, weekly requirement schedules and updating them on the status of our new products.

     Due to the growth of substrate packaging products, our raw material costs have increased. For 2001, 2002 and 2003, our raw material costs were 43.1%, 44.1% and 45.6%, respectively, of our net operating revenues. We expect that raw materials will continue to constitute a significant portion of our cost of goods sold as demand for substrate packaging products continues to increase. We do not maintain large inventories of raw materials; usually only enough for one month’s production based upon regular estimates of orders from customers. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our production requirements. Nevertheless, on occasion when customer orders have exceeded the supply of raw materials, we have typically been able to obtain extensions from our customers to allow sufficient supply to become available. Such arrangements help us remain cost competitive in today’s market. In the past, prices of our principal raw materials have not been volatile.

     In addition to raw materials, the availability of packaging and testing equipment is critical to our business. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc., ASM Technology Singapore PTE LTD., and Shinkawa Ltd. As of December 31, 2003, we operated 2,869 wire bonders. We also had 196 testers in Taichung and Hsinchu, Taiwan. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

Competition

     We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), ST Assembly Test Services, Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Orient Semiconductor Electronics, Limited (Taiwan), Astra International (Indonesia), Carsem Bhd. (Malaysia), ChipPAC Incorporated (Korea) and Shinko Electric Industries Co., Ltd. (Japan). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.

     The principal elements of competition in the independent semiconductor packaging and testing market include:

•	the breadth of package and test offerings;

•	technical competence;

•	manufacturing yields;

•	manufacturing cycle times;

•	customer service; and

•	price.

Strategic Investments

     We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint venture and strategic investments in companies located in Taiwan and the United States engaged in semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our product offerings, secure access to raw materials and keep up to date with technological changes in the semiconductor industry. We are able to maintain close relationships with these companies and influence strategic management decisions through representation on the boards of many of these companies. These participations include:

•	Universal Communication Technology Inc. As of March 31, 2004, we held, directly or indirectly, a 44.0% equity interest in Universal Communication Technology Inc., which is a radio frequency semiconductor testing company. One of our directors, Mr. Johnson Tien, is a director of Universal Communication.

•	ChipMOS. As of March 31, 2004, we held, directly or indirectly, a 28.7% equity interest in ChipMOS. We acquired this equity interest in 1997 as part of a joint-venture arrangement with Mosel Vitelic Inc. to create a company concentrating on the packaging and testing of memory chips. One of our directors, Mr. Bough Lin, is a director of ChipMOS, and one of our supervisors, Mr. Jerome Tsai, is a director of ChipMOS.

•	Sigurd Microelectronics Corp. As of March 31, 2004, we held, directly or indirectly, a 25.0% equity interest in Sigurd Microelectronics Corp. Sigurd provides lower-end packaging and testing services.

•	Double Win Enterprise Co. Ltd. As of March 31, 2004, we held, directly or indirectly, a 24.1% equity interest in Double Win, which is engaged in the business of printed circuit boards and surface mount technology. One of our supervisors, Mr. Jerome Tsai, is a director of Double Win.

•	Phoenix Precision Technology Corporation. As of March 31, 2004, we held, directly or indirectly, a 14.0% equity interest in Phoenix Precision, a supplier of semiconductor raw materials, including substrates. One of our directors, Mr. Bough Lin, is a director of Phoenix Precision. Two of our supervisors, Ms. Teresa Wang and Mr. Jerome Tsai, are a director and a supervisor, respectively, of Phoenix Precision.

•	King Yuan Electronics Co., Ltd. As of March 31, 2004, we held, directly or indirectly, a 9.3% equity interest in King Yuan, which is engaged in the business of IC testing. Mr. Bough Lin, our Chairman, is a director of King Yuan.

•	ThaiLin Technology Corporation. As of March 31, 2004, we held, directly or indirectly, a 4.6% equity interest in ThaiLin, which is engaged in the business of memory testing.

     In May 2004, we sold all of our interest in Taiwan Hi-tech Corporation, a company engaged in the business of solder plating, for NT$99.5 million (US$2.9 million).

Environmental Matters

     The principal pollutants created during semiconductor packaging are waste water and gases from solder plating, and waste water from the wafer dicing and solder dipping processes. During these processes, waste water is produced when water is used to cool wafers after they are diced or to cleanse semiconductor chips after lead frames are plated. Solid waste materials include metal lead frame scrap and excess moulding resin. To mitigate environmental claims, we maintain pollution control facilities at all of our facilities. We have installed various types of pollution control equipment for the treatment of gaseous waste and for the recycling of treated water in our facilities. As part of our pollution control program, we also subcontract certain waste disposal and resource recycling of our facilities to third parties specializing in these measures. We believe that we are in compliance with the existing environmental laws and regulations in Taiwan in all material respects.

Insurance

     Our insurance policies on our buildings, equipment and inventories only covered damage due to fire in 2003. We maintain insurance policies on both our old and new production facilities in Taichung and Hsinchu, Taiwan and on inland transit of inventories. Our property insurance covers either replacement costs or actual cash value for our assets. Our insurance also includes protection from losses caused by business interruption for seven to fourteen consecutive working days and, as of December 31, 2003, had a maximum coverage of NT$55,000 million (US$1,618 million) and other specified limits and exclusions.

     We also maintain limited insurance on the silicon wafers delivered to us. These insurance policies cover the risk of loss of the silicon wafers while they are in our possession or consigned by our customers and/or during inland transportation.

Employees

     See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

     Our capital expenditures amounted to NT$5,474.2 million, NT$6,444.5 million and NT$4,884.7 million (US$143.7 million) for 2001, 2002 and 2003, respectively. Our initial budget for capital expenditures for 2004 is approximately US$238.9 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

     We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	4,697.1	6,308.2	3,486.9	102.6
Land and building purchases	1,144.4	1,117.4	586.0	17.2
Construction in progress and prepayment for equipment	—	654.9	1,698.0	50.0

Litigation

     We are not involved in any material litigation or other proceedings.

     C. Organizational Structure

     The following table sets forth certain information as of March 31, 2004 regarding certain companies in which we held equity interests and the principal business of each such entity.

			Total Paid-in	Direct/
			Capital(1) of Such	Indirect Equity
Company	Main Activities	Location	Entity	Interest
		(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$43.3	100.0%
Siliconware Investment Company Ltd.	Investment activities	Taipei, Taiwan	NT$1,770.0	100.0%
Siliconware U.S.A. Inc.	Sale agent	San Jose, CA, USA	US$1.3	100.0%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$15.6	100.0%
Siliconware Technology (Suzhou) Limited	Design and manufacture of DRAM modules, flash memory cards, transistor and other electronic components	Suzhou, Jiangsu, China	US$15.5	100.0%
Universal Communication Technology Inc.	RF IC testing	Hsinchu, Taiwan	NT$770.0	44.0%
Artest Corporation	Testing and development of integrated circuits	Sunnyvale, CA, USA	US$15.6	30.1%
ChipMOS Technologies Inc.	Testing and assembly of integrated circuits	Hsinchu, Taiwan	NT$8,872.3	28.7%
Sigurd Microelectronics Corp.	Testing and assembly of integrated circuits	Hsinchu, Taiwan	NT$1,066.2	25.1%
Double Win Enterprise Co., Ltd.	PCB, SMT process and hand insert	Taoyuan, Taiwan	NT$350.0	24.1%
Phoenix Precision Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Hsinchu, Taiwan	NT$4,818.5	14.0%
King Yuan Electronics Co., Ltd.	IC testing	Hsinchu, Taiwan	NT$5,793.3	9.3%
ThaiLin Technology Corporation	IC memory testing	Hsinchu, Taiwan	NT$1,559.0	4.6%

(1)	Aggregate par value of all issued shares.

     D. Property, Plants and Equipment

     We provide packaging services through our three facilities in Taichung, Taiwan. In addition, we provide testing services through our facilities in Hsinchu and Taichung, Taiwan. We own all of our packaging and testing facilities.

     The following table shows the location, size and wire bonding or testing capacity of each of our facilities and the property on which each facility is located as of December 31, 2003.

Facility	Location of Facility	Size of Facility	Size of Land	Wire Bonding or Testing Capacity
Facility I	Taichung, Taiwan	6,755 square meters	7,881 square meters	229 wire bonders
Facility II	Taichung, Taiwan	81,146 square meters	26,246 square meters	1,999 wire bonders
Facility III	Taichung, Taiwan	77,210 square meters	39,455 square meters	44 testers, 641 wire bonders
Facility IV	Hsinchu, Taiwan	23,296 square meters	12,773 square meters	152 testers

     Our principal executive offices are located at Facility II in Taichung, Taiwan. Our research and development activities are also located at this facility. In 2003, we have started the construction of a new plant in Facility III, which will be completed in the second half of 2004. Upon completion, the size of Facility III will expand from 77,210 square meters to approximately 131,769 square meters. This facility will be used for testing and 12-inch wafer bumping and other assembly purposes.

     We also have plans to expand our operations to the PRC in anticipation of future market demand sourced from our existing and new customers based in China. Many of our customers and competitors have announced plans to begin operation in the PRC. We believe that, as a leading packaging and testing company, we are in a competitive position to gain a significant market share in this developing market. On December 24, 2001, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$20 million in Suzhou, PRC. As of March 31, 2004, we had invested a total of US$15.5 million in this subsidiary. We are in the initial stage of ramping up our facilities in Suzhou for the manufacturing of DRAM modules, flash memory cards, transistors and other electronic components.

Item 5. Operating and Financial Review and Prospects

     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to ROC GAAP, which differ from US GAAP. For a discussion of the material differences, see note 27 to our financial statements included elsewhere in this annual report.

     A. Operating Results

Overview

     We are one of the world’s leading independent providers of semiconductor packaging services. We also provide semiconductor testing services to our customers. We offer a complete portfolio of packaging and testing solutions, including advanced lead-frame and substrate packages such as flip chip packages, and testing services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, testing and direct shipment of semiconductor devices to end users designated by our customers.

     The semiconductor industry experienced moderate recovery in 2002 and 2003. As a result, we recorded operating income of NT$546.7 million and NT$2,520.9 million (US$74.2 million) in 2002 and 2003, respectively, which were offset by net non-operating loss of NT$266.8 million and NT$318.4 million (US$9.4 million) in 2002 and 2003, respectively. Increases in our operating income were mainly attributable to increases in provisions of more advanced packaging services and testing of more complex, high-performance semiconductor products.

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

     Prior to our acquisition of Siliconware Corp., we generally outsourced testing services to Siliconware Corp. When we outsourced testing services to Siliconware Corp., we recognized the amount charged to our customers for testing services provided by Siliconware Corp. plus a small handling charge as revenues, and we recorded the fees charged by Siliconware Corp. as cost of goods sold. Siliconware Corp. charged us for their services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s testing program. Since the completion of the acquisition, we have continued to recognize similar revenue streams, consisting of charges to our customers for testing services, while eliminating the incurrence of cost of goods sold attributable to Siliconware Corp.’s testing services to our company that would have been a result of the previous outsourcing of testing services.

Consolidation

     Under ROC GAAP, we are required to consolidate the financial results of any subsidiary whose total assets or net sales exceed 10% of our unconsolidated total assets or net sales, as the case may be. In addition, the ROC Securities and Futures Commission requires us to consolidate the financial statements of each subsidiary whose total assets or net sales exceed 3% of our unconsolidated total assets or net sales, as the case may be, if the total assets or net sales of all unconsolidated subsidiaries exceed 30% of our unconsolidated total assets or net sales, as the case may be. We are only required to prepare our consolidated financial statements on an annual basis. For 2001, we consolidated the financial results of Siliconware Investment, SPIL (B.V.I.) Holding Limited, which owns a 100% equity interest in Siliconware U.S.A Inc., our sales entity in the United States. For each of 2002 and 2003, we consolidated five subsidiaries: Siliconware Investment, SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.

Delay in Recognition of Investment Income in Certain Investee Companies Accounted for Under Equity Method

ChipMOS

     As of March 31, 2004, we owned a 28.73% equity interest in ChipMOS, a semiconductor packaging and testing and LCD driver integrated circuit manufacturing company, located in Hsinchu, Taiwan.

     We entered into a joint venture agreement with Mosel Vitelic in July 1997 to establish ChipMOS. We contributed NT$1,400.0 million in the form of cash and NT$100.0 million in the form of packaging technology know-how in exchange for a 30% equity interest in ChipMOS. Mosel Vitelic received a 48% interest in ChipMOS, and the remaining ownership interests in ChipMOS were allocated to several institutions and individuals selected by Mosel Vitelic. We are entitled to appoint two out of the seven-member board of directors of ChipMOS. Pursuant to the joint venture agreement, we must maintain a minimum 18% equity interest in ChipMOS for five years from the date of any initial public listing of ChipMOS. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic are required under the joint venture agreement to provide these guarantees in the ratios of 30% and 70%, respectively. As of December 31, 2003, we had not provided any guarantees with respect to ChipMOS’s indebtedness.

     The ROC Securities and Futures Commission has allowed us to delay our recognition of investment income in certain investee companies accounted for under the equity method. In 2002, because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for such period, we were permitted by the ROC Securities and Futures Commission to delay the recognition of the investment loss of ChipMOS in our financial results until 2003. As a result, we did not recognize investment income (loss) of ChipMOS for 2002 in our financial results under ROC GAAP until the first quarter of 2003. For the first three months ended March 31, 2003, we recognized an investment loss amounting to NT$365.7 million (US$10.8 million). If this investment loss had been included in our results for 2002, our non-operating income (loss), income (loss) before income tax and net income (loss) for 2002 would have been reduced by the same amount and our basis and diluted earnings (loss) per share in 2002 would have been reduced by NT$0.2 (US$0.01). In 2003, we again experienced a delay in recognition of investment income. For the first three months ended March 31, 2004, we recognized an investment income of NT$247.2 million (US$7.3 million) from ChipMOS in 2003.

     Under US GAAP, however, there is no provision that allows us to delay recognition of ChipMOS’s financial results. In 2002 and 2003, our investment income (loss) from ChipMOS was (NT$342.2 million) and NT$250.0 million (US$7.4 million) under US GAAP. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP.

Universal Communication

     Our investment income (loss) from Universal Communication Technology Inc., or Universal Communication, was accounted for under the cost method in 2001. In 2002, as a result of increasing our stake in Universal Communication from 16.2% to 42.8%, we changed our method of recognizing investment income (loss) from the cost method to the equity method. At the same time, we delayed the recognition of the income (loss) of Universal Communication until 2003 because we were not able to obtain the statements of Universal Communication for the same period of time and hence our financial results for 2002 do not reflect the performance of Universal Communication in 2002. In 2003, following the appointment of three directors to the board of Universal Communication, we are no longer eligible for a delay in recognition of investment income (loss) of this investee. For 2003, we recognized investment loss of Universal Communication of NT$46.7 million (US$1.37 million), which was based on the financial statements of the investee for the years ended December 31, 2002 and 2003 and in accordance with the preference of the preferred stock of Universal Communication.

Double Win and Taiwan High-tech

     Recognition of our investment income (loss) in Double Win Enterprise Co., Ltd. and Taiwan Hi-tech Corporation has been consistently delayed until the subsequent year. Accordingly, combined investment loss of NT$15.0 million and combined investment income of NT$3.0 million (US$0.1 million) from investments in these two companies for 2002 and 2003, respectively, were based on the audited financial statements of the investee companies for 2001 and 2002, respectively.

CAESAR

     CAESAR was dissolved on December 26, 2001. At the time of its dissolution, we owned a 34.65% equity interest in CAESAR, the financial results of which were accounted for under the equity method. We incurred investment loss of NT$715.5 million for 2001 for CAESAR. Under ROC GAAP, we were required to recognize a one-time write-off of our investment loss on the day of dissolution subject to further write off or reversal, depending on the residual value of CAESAR upon the completion of the liquidation procedure, which was completed in 2003.

     Under US GAAP, we are required to review the carrying value of an asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future undiscounted cash flows expected to result from the use of the asset and our eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Accordingly, US GAAP has also required that an impairment review be performed for our investment in CAESAR in 2001 and an impairment loss could also be recognized for the amount not recoverable.

Change in Product Mix

     Since January 1, 1998, our lead frame products including quad flat packages have made a substantial contribution to our net operating revenues. However, substrate packages have been accounting for an increasing proportion of our net operating revenues. We expect this trend to continue in the future and, we also expect substrate packages to become our highest-revenue product.

     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by product type (which are more fully described in Item 4. “Information on the Company—B. Business Overview—Our Packaging and Testing Services”) and each product’s revenues as a percentage of our total net operating revenues:

	Year Ended December 31,
	2001		2002		2003
	Revenues	%	Revenues	%	Revenues	%
	(audited) (consolidated)
	(revenues in NT$ millions except for percentages)
Quad flat packages	5,240	31.7	7,659	34.3	8,635	31.5
Small outline packages	2,507	15.1	2,744	12.3	3,160	11.5
Ball grid array packages	6,460	39.1	8,576	38.5	11,698	42.7
Other packages	290	1.8	677	3.0	956	3.5
Test and others	2,033	12.3	2,643	11.9	2,962	10.8

Total net operating revenues	16,530	100.0	22,299	100.0	27,411	100.0

Expansion and Utilization Rate

     In 2000, we expanded our packaging capacity significantly, increasing the number of wire bonders to 1,829, and added testing capacity to our operations through our acquisition of Siliconware Corp., through which acquisition we acquired 140 testers. However, in 2001, our capacity utilization rate declined significantly due to a downturn in the semiconductor industry. Because our capacity utilization rates in 2001 and 2002 were lower than our capacity utilization rate in 2000, we have expanded less aggressively than we did in 2000. Our wire bonders and testers slightly increased to 2,481 and 198, respectively, as of December 31, 2002, from 2,056 and 167, respectively, as of December 31, 2001, following an increase from 1,829 and 140, respectively, as of December 31, 2000, on a consolidated basis. Our wire bonders also increased to 2,869, as of December 31, 2003, from 2,481, as of December 31, 2002, whereas our number of testers remains nearly the same to 196 as of December 31, 2003 from 198 as of December 31, 2002. Our operating results are characterized by relatively high fixed costs. For example, a wire bonder typically costs between US$70,000 and US$75,000. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities decreased significantly in the first eight months of 2001 but has since increased through 2002 and 2003.

Applications of Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 27 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.

     We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition

     We principally provide assembly and testing services of integrated circuits, which may be assembly only, test only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. We also record sales allowances for estimated pricing discounts and sales returns. These estimates are based on historical experiences and the management’s judgment. Actual returns and discounts may differ from the estimates.

Accounts Receivable and Allowances for Doubtful Accounts

     The allowances for doubtful accounts are provided based on evaluations of collectibility, aging analyses of the accounts and the management’s judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivable including the current credit worthiness and the past collection history of each customer. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be recorded.

Inventory Reserves

     In general, raw materials are purchased based on the customers’ forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our excess raw material orders, we would experience a build up in our raw material inventory. We could either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or in using such excess inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory would not be utilized in production, it is written off and disposed of. Actual demand may differ from our forecast and may result in additional reserve.

     We also recognize losses from declines in the market value of inventories. The market value of raw materials and supplies are determined on the basis of replacement cost. The market value of finished goods and work in progress are determined on the basis of net realizable value. If the market value of inventories further drops, additional loss may be recorded.

Impairment of Long-Lived Assets

     We review equity investments and other long-lived assets for the purpose of determining the amount of impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques.

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

     During 2003, Artest Corporation, an investee accounted for under the equity method, incurred significant losses since the dates of our investments, and there is no indication of recovery in the near future. We concluded that the impairment loss was other than temporary. Accordingly, in 2003, we recorded impairment charges totaling NT$157.3 million (US$4.6 million) on this long-term equity investment and wrote off the carrying value of the investment to its fair value, which approximated the amount of underlying equity in its net assets as follows: (1) there is no quoted market value to determine its fair value; and (2) based on our evaluation, the carrying value of the assets and liabilities of the investee approximated its fair value. If the fair value of the investee was lower than its carrying value, additional impairment may be recorded.

     In 2003, we also recognized an impairment charge of NT$131.8 million (US$3.9 million) for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost to sell. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2003.

Provision for Income Taxes and Deferred Tax Asset Valuation Allowances

     As of December 31, 2003, we had approximately NT$1,844.9 million (US$54.3 million) of net deferred tax assets related principally to investment tax credits that expire at various dates through 2007, the unrealized loss on long-term investments and loss carryforward. Valuation allowance was provided to reduce the deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

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

     Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2003.

Embedded Derivatives

     Under US GAAP, the convertible or exchangeable option embedded in investments in convertible bonds or exchangeable bonds is separated from the host and accounted for as derivative instruments. The derivative is measured at fair value with changes in fair value reported in earnings.

     We recorded NT$ 52.9 million loss and NT$ 236.8 million gain in 2002 and 2003, respectively, in relation to the embedded derivatives. If the fair value of the derivatives declines, loss will be recorded for the changes in fair value.

Description of Revenue and Cost Items

Net Operating Revenues

     We generate our net operating revenues primarily from semiconductor packaging and testing operations. Net operating revenues from our semiconductor packaging activities consist of our service fees and the cost of raw materials we purchase to provide semiconductor packaging services. Our net operating revenues do not include the cost of semiconductors, which are our customers’ property.

     We price our packaging products on a per unit basis taking into account the complexity of the product, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

     We charge our testing services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s test program.

     We also generate net operating revenues from the provision of semiconductor turnkey services, which include packaging, testing and drop-shipment services.

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

     Due to the growth of substrate packaging products, our raw material costs as a percentage of total cost of goods sold have increased significantly because of high costs of substrate. For 2001, 2002 and 2003, raw materials were approximately 43.1%, 44.1% and 45.6%, respectively, of our net operating revenues. Due to our capacity expansion, unconsolidated depreciation expense has increased significantly. For 2001, 2002 and 2003, depreciation, included in overhead, was NT$3,895.2 million, NT$4,450.2 million and NT$4,732.4 million (US$139.2 million), respectively, and was approximately 25.8%, 22.0% and 20.4%, respectively, of our cost of goods sold. The increases in depreciation expenses in 2001, 2002 and 2003 were the result of putting into operation additional 233, 425 and 453 wire bonders during 2001, 2002 and 2003, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.

Operating Expenses

     Our operating expenses consist of the following:

•	Selling expenses. Selling expenses consist primarily of salaries and related personnel expenses and other marketing expenses.

•	Administrative expenses. Administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel, fees for professional services, and the cost of computers to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for product and technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Results of Operations

     The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
	%	%	%
	(audited)(consolidated)
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	91.4	90.6	85.0

Gross profit	8.6	9.4	15.0

Operating expenses:
Selling expenses	1.5	1.1	1.5
Administrative expenses	4.1	3.5	2.3
Research and development expenses	3.0	2.3	2.0

	8.6	6.9	5.8

Operating income (loss)	0	2.5	9.2

Investment income (loss)	(7.2)	0.3	(1.9)
Net non-operating income (loss)	(1.7)	(1.5)	0.8

Income (loss) before income tax and minority interest	(8.9)	1.3	8.1
Income tax benefit	1.7	0.6	2.3

Net income (loss)	(7.2)	1.9	10.4

2003 Compared to 2002

     Net operating revenues. Net operating revenues increased by 22.9% from NT$22,298.5 million in 2002 to NT$27,411.4 million (US$806.5 million) in 2003. This increase was primarily due to increases in the unit sales of ball grid array packages, small outline packages, and other packages, even though the prices of such products have generally decreased.

     Ball grid array package sales increased by 36.4% from NT$8,575.9 million in 2002 to NT$11,697.9 million (US$344.2 million) in 2003. The increase in ball grid array package sales was attributable to increases in unit sales of ball grid array package products. Unit sales of ball grid array packages increased by 42.4% from 155.5 million units in 2002 to 221.5 million units in 2003. In 2003, ball grid array package products accounted for 42.7% of our net operating revenues, up from 38.5% in 2002. We expect sales of ball grid array packages to continue to constitute a large proportion of our net operating revenues for the foreseeable future.

     Quad flat package sales increased by 12.7% from NT$7,659.5 million in 2002 to NT$8,635.0 million (US$254.0 million) in 2003. The increase in sales of our quad flat packages was primarily attributable to an increase in unit sales. Unit sales of quad flat packages increased by 15.6% from 463.9 million units in 2002 to 536.2 million units in 2003. In 2003, quad flat package products accounted for 31.5% of our net operating revenues, down from 34.3% in 2002.

     Sales of small outline packages increased by 15.2% from NT$2,743.7 million in 2002 to NT$3,159.5 million (US$93.0 million) in 2003. The increase in sales of our small outline packages was attributable to an increase in unit sales. Unit sales of small outline packages increased by 11.0% from 569.3 million units in 2002 to 631.7 million units in 2003. In 2003, small outline package products accounted for 11.5% of our net operating revenues, almost the same as in 2002.

     Gross profit and gross margin. Our gross profit increased by 97.0% from NT$2,089 million in 2002 to NT$4,114 million (US$121.0 million) in 2003. Our gross margin (gross profit as a percentage of net operating revenues) increased from 9.4% in 2002 to 15.0% in 2003. Our cost of goods sold increased by 15.3% from NT$20,210 million in 2002 to NT$23,298 million (US$685.4 million) in 2003, primarily due to increases in costs of raw materials for our increased production of ball grid array, small outline and quad flat packages. We experienced increases in gross profit and gross margin in 2003 because of an increase in unit sales, which led to higher utilization rates and lower unit costs.

     Operating expenses. Operating expenses increased by 3.3% from NT$1,541.9 million in 2002 to NT$1,593.0 million (US$46.9 million) in 2003. Operating expenses as a percentage of net operating revenues decreased 6.9% in 2002 to 5.8% in 2003.

•	Selling expenses. Selling expenses slightly increased by 1.5% from NT$409.4 million in 2002 to NT$415.4 million (US$12.2 million) in 2003.

•	Administrative expenses. Administrative expenses slightly decreased by 1.1% from NT$625.5 million in 2002 to NT$618.4 million (US$18.2 million) in 2003.

•	Research and development expenses. Research and development expenses increased by 10.3% from NT$507 million in 2002 to NT$559.1 million (US$16.4 million) in 2003 due to increase in salaries to R&D personnel and maintenance cost of equipment.

     Operating income and operating margin. We recorded an operating income of NT$546.7 million and an operating margin of 2.5% (operating income as a percentage of net operating revenues) in 2002 and generated operating income of NT$2,520.9 million (US$74.2 million) and operating margin of 9.2% in 2003. The increase in operating margin was primarily due to increase of gross profit as a percentage of net operation revenues.

     Net non-operating loss. Our net non-operating loss increased by 19.3% from NT$266.8 million in 2002 to NT$318.4 million (US$9.4 million) in 2003. Our investment loss in 2003 was NT$533.1 million (US$15.7 million). This is largely attributable to investment losses in ChipMOS. In 2002, we recorded no investment loss for our investment in ChipMOS because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for 2002. The Securities and Futures Commission of the ROC allowed us to delay the recognition of the loss of ChipMOS in our financial results until June 30, 2003. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudited financial results of ChipMOS for 2002 were available to us in the first quarter of 2003, and we recorded an investment loss of NT$365.7 million, in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our non-operating income (loss) for 2002 would have been reduced by the same amount. Under US GAAP, however, there is no provision that allows us to delay recognition of ChipMOS’s income or loss.

     Income tax benefit. We recognized an income tax benefit of NT$145.4 million and NT$636.3 million (US$18.7 million) in 2002 and 2003, respectively, because of the deferred tax benefit on tax credits primarily resulting from the purchases of certain machinery and equipment, expenditures on research and development and personnel training. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely not be realized.

     Net income (loss). As a result of the factors discussed above, we recorded a net income of NT$425.2 million in 2002, compared with a net income of NT$2,838.8 million (US$83.5 million) in 2003.

2002 Compared to 2001

     Net operating revenues. Net operating revenues increased by 34.9% from NT$16,530.4 million in 2001 to NT$22,298.5 million in 2002. This increase was primarily due to increases in the sales of ball grid array packages and quad flat packages, and our testing revenue.

     Ball grid array package sales increased by 32.8% from NT$6,460.0 million in 2001 to NT$8,575.9 million in 2002. The increase in the sales of ball grid array packages was attributable to increases in unit sales of ball grid array package products. Unit sales of ball grid array packages increased by 32.5% from 117.4 million units in 2001 to 155.5 million units in 2002. In 2002, ball grid array package products accounted for 38.5% of our net operating revenues, down from 39.1% in 2001. We, however, expect sales of ball grid array packages to continue to constitute a large proportion of our net operating revenues for the foreseeable future.

     Quad flat package sales increased by 46.2% from NT$5,239.8 million in 2001 to NT$7,659.5 million in 2002. The increase in sales of our quad flat packages was attributable to an increase in unit sales, which was slightly offset by a decrease of 7.8% in the average selling price of quad flat packages products. Unit sales of quad flat packages increased by 58.7% from 358.8 million units in 2001 to 569.3 million units in 2002. In 2001, quad flat package products accounted for 31.7% of our net operating revenues, up to 34.3% in 2002.

     Sales of small outline packages increased by 9.4% from NT$2,507.3 million in 2001 to NT$2,743.7 million in 2002. The increase in sales of our small outline packages was attributable to an increase in unit sales, which was partially offset by a decrease of 15.6% in average selling price of these products. Unit sales of small outline packages increased by 29.5% from 358.2 million units in 2001 to 463.9 million units in 2002. In 2001, small outline package products accounted for 15.2% of our net operating revenues, down to 12.3% in 2002.

     Gross profit and gross margin. Our gross profit increased by 47.0% from NT$1,420.9 million in 2001 to NT$2,088.6 million in 2002. Our gross margin (gross profit as a percentage of net operating revenues) increased from 8.6% in 2001 to 9.4% in 2002. Our cost of goods sold increased by 33.8% from NT$15,109.5 million in 2001 to NT$20,209.9 million in 2002, primarily due to increases in costs of raw materials for our increased production of ball grid array, small outline and quad flat packages and higher depreciation costs from year to year as a result of our additional purchase of wire bonders and testers. We experienced increases in gross profit and gross margin in 2002 because of a significant increase in net operating revenues, resulting from increases in sales of quad flat packages, ball grid array packages and small outline packages, despite a relatively minor decrease in the average selling price of quad flat packages and small outline packages.

     Operating expenses. Operating expenses increased by 8.0% from NT$1,427.9 million in 2001 to NT$1,541.9 million in 2002. Operating expenses as a percentage of net operating revenues decreased from 8.6% in 2001 to 6.9% in 2002.

•	Selling expenses. Selling expenses slightly increased by 5.0% from NT$389.9 million in 2001 to NT$409.4 million in 2002 due to additional hiring of sales personnel.

•	Administrative expenses. Administrative expenses increased by 17.6% from NT$532.0 million in 2001 to NT$625.5 million in 2002 due to additional hiring of supporting personnel and increases in depreciation due to the purchase and enhancement of computer systems and equipment used for administrative purposes.

•	Research and development expenses. Research and development expenses slightly increased by 0.2% from NT$506.1 million in 2001 to NT$507.0 million in 2002.

     Operating income and operating margin. We recorded an operating loss of NT$7.0 million and a negative operating margin (operating income as a percentage of net operating revenues) in 2001 and generated operating income of NT$546.7 million and operating margin of 2.5% in 2002. The increase in operating income was primarily due to an increase in our gross profit mentioned above. The increase in operating margin was primarily due to decreases of selling expenses and research and development expenses as percentages of net operation revenues.

     Net non-operating loss. Our net non-operating loss decreased by 81.9% from NT$1,474.6 million in 2001 to NT$266.8 million in 2002. The larger net non-operating loss in 2001 was primarily due to an investment loss of NT$1,198.8 million attributable principally to investment losses in CAESAR and ChipMOS. In 2001, we recorded an investment loss of NT$436.3 million for our investment in ChipMOS, which constituted 36.9% of our net loss in 2001. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for the current period, effective from the fiscal years subsequent to the year ended December 31, 2001, the Securities and Futures Commission of the ROC allowed us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudited financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$365.7 million. This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our non-operating income (loss) for 2002 would have been reduced by the same amount. Under US GAAP, however, there is no provision that allows us to delay recognition of ChipMOS’s income or loss.

     Income tax benefit. We recognized an income tax benefit of NT$282.6 million and NT$145.4 million in 2001 and 2002, respectively, because of the deferred tax benefit on certain tax credits primarily resulting from the purchases of certain machinery and equipment, expenditures on research and development and personnel training. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely not be realized.

     Net income (loss). As a result of the factors discussed above, we recorded a net loss of NT$1,183.2 million in 2001, compared with a net income of NT$425.2 million in 2002. As stated above, we recorded no investment income (loss) in ChipMOS under ROC GAAP for 2002. If such loss of NT$365.7 million were included in our financial results for 2002, our net income (loss) for 2002 would have been reduced by the same amount.

Summary Unaudited Historical Quarterly Results of Operations

     The unaudited unconsolidated financial data of our company shown below for the eight fiscal quarters ended December 31, 2003 was prepared under ROC GAAP governing interim financial reporting. The preparation of the unaudited financial data presented below differs from the preparation of the consolidated financial data and financial statements included elsewhere in this annual report because, pursuant to the “Rules Governing Preparation of the Financial Statements by Securities Issuers” issued by the Securities and Futures Commission of the ROC, it does not consolidate the financial results of our subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited. In addition, the net incomes for the quarters ended March 31, 2002, September 30, 2002, March 31, 2003 and September 30, 2003, did not generally recognize, pursuant to ROC SFAS No. 23 “Disclosure and Presentation for Interim Financial Reporting,” any income (loss) in investee companies in which we owned 20% to 50% voting right. Such income (loss) were recognized on a semi-annual basis in the quarters ended June 30, 2002, December 31, 2002, June 30, 2003, and December 31, 2003, thereby creating a difference in net income (loss) between ROC GAAP and US GAAP. See “—US GAAP Reconciliation” for a description of other differences between ROC GAAP and US GAAP. Accordingly, the unaudited unconsolidated financial data shown below are not indicative of the results of operations for our company on a consolidated basis and do not conform to US GAAP.

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

     We believe that we have included in the amounts stated below all necessary adjustments, consisting of only normal recurring adjustments, to fairly represent our selected quarterly data. You should read our selected quarterly data in conjunction with our financial statements and the notes thereto included elsewhere in this annual report.

	Quarter Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
				(unaudited)	(unconsolidated)
Net operating revenues.	5,252	5,398	5,510	6,139	5,601	6,533	7,200	8,049
Cost of goods sold	(4,699)	(4,853)	(5,046)	(5,612)	(5,084)	(5,587)	(5,876)	(6,687)
Gross profit	553	545	464	527	517	946	1,325	1,362
Operating expenses	(370)	(355)	(372)	(437)	(382)	(383)	(398)	(408)
Operating income (loss)	183	190	92	90	135	564	926	954

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

     As of December 31, 2003, our primary source of liquidity was NT$12,202.6 million (US$359.0 million) of cash and cash equivalents. As of December 31, 2003, we had total availability under existing short-term lines of credit, short-term commercial paper and trade facilities of NT$6,245.1 million (US$183.7 million) available from seven domestic and foreign financial institutions, of which NT$1,962.9 million (US$57.7 million) were used as borrowings, letters of credit or guarantees. The weighted average interest rate for borrowings denominated in New Taiwan dollars under these facilities was 1.84% as of December 31, 2003, and ranged from 1.4% to 2.4% per year between January 1, 2003 and December 31, 2003. All of our short-term loans are revolving facilities with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. None of our current short-term commercial paper facilities has received a credit rating. As of December 31, 2003, we did not have any outstanding amount under these short-term commercial paper facilities.

     As of December 31, 2003, we had outstanding long-term borrowings of NT$11,970.6 million (US$352.2 million) owed to 47 domestic financial institutions under 58 credit facilities. The interest rates of these long-term borrowings denominated in NT dollars are variable rates, and as of December 31, 2003 ranged from 1.715% to 4.54% per year. We have pledged a substantial portion of our assets, with a carrying value of NT$6,280.6 million (US$184.8 million) as of December 31, 2003, to secure our obligations under these three facilities.

     We entered into a multiple purpose credit facility on December 26, 2001 in the aggregate principal amount of NT$3,470 million for the purposes of (i) refinancing certain of our long-term indebtedness at a lower interest rate and (ii) buying back the convertible bonds due 2004 in any amount at any time after the closing of the offering of our convertible bonds due 2007, or meeting our cash requirement in the event that holders of the convertible bonds due

2004 exercise their put options on July 21, 2002. This facility consists of: (i) secured corporate bonds due 2005 in the aggregate amount of NT$800 million issued between January 16, 2002 and January 18, 2002, which are guaranteed by several banks, including ABN-AMRO Rothschild, Taiwan branch, each with the maturity date of January 18, 2005, (ii) a medium-term loan facility in the amount of NT$1.17 billion, and (iii) a NIF commercial paper facility in the amount of NT$1.5 billion renewable until January 18, 2005, each for a period not to exceed 180 days. The extent to which we will draw on this facility will depend on interest rates, exchange rates and other relevant factors, including whether we should exhaust the proceeds of our convertible bonds due 2007 before we apply the proceeds of the credit facility in the event that certain of the holders of the convertible bonds due 2004 exercise their put options on July 21, 2002. As of December 31, 2003, we had drawn NT$1,015 million (US$29.9 million) from this facility to redeem our convertible bonds due 2004, and NT$2,455 million (US$72.2 million) for our working capital purposes.

     We entered into a multiple purpose credit facility led by Citibank on June 5, 2003 in the aggregate principal amount of NT$5.2 billion for the purposes of (i) refinancing certain of our long-term indebtedness at a lower interest rate and (ii) funding our operating capital. This facility is a mid-term credit facility. As of December 31, 2003, we had drawn NT$4.8 billion (US$142.1 million) from this credit facility for working capital and to refinance our existing indebtedness.

     Our long-term loan and commercial paper facilities include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2003, we complied with all financial covenants of existing facilities.

     Our long-term foreign debt consists of US$200 million zero coupon convertible bonds due 2007 that we issued in early 2002 and US$200 million zero coupon convertible bonds due 2009 that we issued in early 2004.

•	On January 28, 2002, we issued convertible bonds in the amount of US$200 million due 2007, the proceeds of which were used to purchase raw materials and to finance the exercise of the put options by bondholders on July 21, 2002 with respect to, and for our repurchase of, certain convertible bonds due 2004, which we issued in 1997 and are no longer outstanding. The zero coupon convertible bonds due 2007 are convertible into our shares or ADSs. US$8.84 million of these convertible bonds had been converted as of May 31, 2004. These bonds are scheduled to mature in January 2007 and will be redeemable by us on July 28, 2004 at the option of the bondholder.

•	On February 5, 2004, we issued another series of convertible bonds in the amount of US$200 million due 2009, the proceeds of which were used to purchase equipment and raw materials. The zero coupon convertible bonds due 2009 are convertible into our shares or ADSs. None of these convertible bonds had been converted as of May 31, 2004. These bonds are scheduled to mature in February 2009 and will be redeemable by us on February 5, 2008 at the option of the bondholder.

     Net cash provided by (used in) operating activities amounted to NT$4,944.3 million in 2001, NT$5,006.2 million in 2002 and NT$8,052.7 million (US$236.9 million) in 2003. Our depreciation and amortization was NT$4,322.6 million in 2001, NT$4,901.7 million in 2002 and NT$5,185.3 million (US$152.6 million) in 2003. The increases in depreciation and amortization were primarily due to increased capital investment in package service-related capital equipment. See “—Results of Operations.” Net cash used for investing activities was NT$6,699.9 million in 2001, NT$8,805.6 million in 2002 and NT$4,227.9 million (US$124.4 million) in 2003. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$5,474.2 million in 2001, NT$6,444.5 million in 2002 and NT$4,884.7 million (US$143.7 million) in 2003. These capital expenditures were primarily funded with net cash provided by operating activities.

     Cash provided by financing activities totaled NT$1,499.1 million in 2001 reflecting primarily our borrowing of short-term loans of NT$7,305.9 million and long-term loans of NT$4,421.1 million, the repayments of short-term loans of NT$7,487.1 million and long-term loans of NT$301.0 million and early redemption of convertible bonds due 2004 of NT$1,917.3. In 2002, cash provided by financing activities was NT$3,459.1 million reflecting primarily our issuance of US$200 million zero coupon convertible bonds due 2007, partially offset by our redemption of the remaining outstanding convertible bonds due 2004 in the amount of US$94.0 million. In 2003, cash provided by financing activities was NT$2,408.2 million (US$70.9 million), reflecting primarily our borrowing of long-term loans of NT$5,128.7 million and the repayment of long-term loans of NT$2,329.8 million.

     We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the Republic of China government related to the transfer of legal title. As of December 31, 2002 and 2003, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2002 and 2003, outstanding balances of prepayments for purchases of equipment amounted to NT$1,114.8 million and NT$2,326.8 million (US$68.5 million), respectively.

     We have entered into agreements with third parties in connection with our expansion plans. As of December 31, 2003, we had outstanding obligations of approximately NT$961 million (US$28.3 million) under these agreements. We do not have any written options on non-financial assets.

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity in Taichung, Hsinchu and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.”

     Our initial budget for capital expenditures for 2004 is approximately US$238.9 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. We frequently need to invest in new capacity to improve our economies of scale and reduce our production cost, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

Transactions with Related Parties

     We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director, supervisor or executive officer of our company.

     We have, from time to time, purchased raw materials and sold our services and products to our affiliated companies. We believe that these transactions with related parties have been conducted on arm’s-length terms, or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Inflation/Deflation

     The inflation rate in Taiwan was (0.01)% in 2001, (0.2)% in 2002 and (0.3)% in 2003. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

     The corporate income tax rate in Taiwan which applies to us is 25%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of global depository receipts in 1995 to purchase packaging equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this packaging equipment. As a result, we began to use these exemptions in 1998. These tax exemptions resulted in tax savings of approximately NT$159.6 million in 2000. Because we incurred net loss for income tax return purposes in 2001 and 2002, we cannot take advantage of these tax exemptions for years 2001 and 2002. These tax exemptions expired at the end of 2002. The ROC government enacted new tax regulations applicable to several industries, including the semiconductor industry. The new regulations exclude certain products in the semiconductor industry, including some of our products, from these tax exemptions.

For example, our quad flat packaging products, certain fine pitch products and small outline packaging products would no longer be tax-exempt. However, our other products and services, including our substrate packaging products and testing services, are expected to continue to enjoy tax exemptions under the new regulations. We are also entitled to apply for exemptions from income taxes in 2003 from the proceeds of ADSs we issued in early 2000. We intend to continue to use this tax exemption in 2004.

     We also benefit from other tax incentives generally available to technology companies, including tax credits of no more than 35% for research and development and employee training expenses and tax credits ranging from 5% to 20% for investment in automation equipment and technology and certain qualifying investments. According to the amended Statute for Upgrading Industries and relevant regulations effective in 2002, the tax credit for research and development and employee training expenses is 30%. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$12.3 million, nil and NT$399.2 million (US$11.7 million) in 2001, 2002 and 2003, respectively. In 2001, 2002 and 2003, our effective income tax rates were -19.07%, -51.95% and -28.89%, respectively, as tax benefits more than offset income taxes payable. According to the ROC tax credit rules, we currently enjoy a tax credit of 13% for the purchase of equipment.

     In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of ROC companies. Under the amendment, all retained earnings generated beginning January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed a 10% retained earnings tax. As a result, if we do not distribute all of our annual retained earnings as dividends in the following year, our effective tax rate would exceed 25%.

US GAAP Reconciliation

     Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 27 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.

Reconciliation of consolidated net income:

	For the Years Ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under ROC GAAP	(1,183)	425	2,839	84
US GAAP adjustments:
Compensated absences	(3)	(7)	(1)	—
Compensation	(257)	—	(341)	(10)
Treasury stock transfer to employee	—	—	(154)	(5)
Goodwill amortization	(542)	—	—	—
Impairment on long-term investments	—	(213)	—	—
Embedded derivative	—	(53)	237	7
Marketable securities	—	(6)	6	—
Equity investments:
Timing differences	(15)	(362)	630	19
Net income/(loss) variance between US GAAP and ROC GAAP	54	22	(30)	(1)
Accounting for income in preferred stock	(34)	(45)	87	3
Technology and know-how contributed to a joint venture investee	(31)	(6)	(6)	—

	(828)	(670)	428	13
Taxation effect	221	22	(19)	(1)

Net income under US GAAP	(1,790)	(223)	3,248	96

Reconciliation of consolidated shareholders’ equity:

	As of December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions)
Total shareholders’ equity as reported under ROC GAAP	26,046	26,179	29,698	874
US GAAP adjustments:
Compensated absences	(13)	(20)	(21)	(1)
Compensation	—	—	(341)	(10)
Impairment on long-term investments	—	(213)	(213)	(6)
Embedded derivative	—	(53)	184	5
Equity investments:
Timing differences	(9)	(372)	259	8
Net income variance between US GAAP and ROC GAAP	104	126	97	3
Accounting for income in preferred stock	(14)	(66)	29	1
Technology and know-how contributed to a joint venture investee	(198)	(204)	(210)	(6)
Marketable securities	542	(14)	2,072	61
Acquisition of Siliconware Corp.	4,873	4,873	4,873	143
Taxation effect	4	26	7	—

Shareholders’ equity under US GAAP	31,335	30,262	36,434	1,072

     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 27 to our consolidated financial statements included elsewhere in this annual report.

Employee Bonuses

     Certain employees of our company are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with ROC regulations and our articles of incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are in the form of our shares, the amount charged against retained earnings is based on the par value of the shares issued. Under US GAAP, any employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital.

Equity Investments

     Under the equity method, our proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if financial statements of an investee are not sufficiently timely for us to apply the equity method in the current period and such equity interests are below certain materiality threshold, we are permitted to delay the recognition of income (loss) until the subsequent year. US GAAP, however, does not allow the investor company to delay recognition of its equity in the investee’s income or loss. The US GAAP adjustment deducts the delayed income from subsequent year’s net income and adds it back to the prior year to arrive at net income under US GAAP.

     Our proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP.

     Under ROC GAAP, when an investment is made in non-accumulative, convertible preferred shares, investment income is recognized for the amount of actual dividends when dividends are declared. Investment loss is recognized to the extent that the investee’s net book value is less than our liquidation preference. Under US GAAP, we recognize the proportionate share of both the investee’s income and loss.

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

     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2003 and concluded that there was no impairment.

Impairment of Long-lived Assets

     There are no specific standards under ROC GAAP that address impairment of long-lived assets. US GAAP, however, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2002, several of our investees accounted for under the equity method, including ChipMOS Technologies Inc. and Double Win Enterprise Co., Ltd., incurred significant losses since the dates of our investments and there was no indication of recovery in the near future. We concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$212.6 million (US$6.3 million) on these long-term equity investments and wrote off the carrying value of the investments to their fair value in 2003.

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

Stock Dividends

     Under ROC GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$19,268.6 million (US$566.9 million) on December 31, 2003. This adjustment has no effect on our shareholders’ equity.

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

Treasury Stock Transferred to Employees

     Under ROC GAAP, treasury shares transferred to employees are recorded as capital contribution for the cash amount received from the employees. Under US GAAP, in addition to the capital contribution recorded for the cash amount received from the employees, compensation expense would be recorded, for the difference between the shares transfer price and the fair market value of the shares issued at the issuance date, during the period when such transfers were made.

Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, the FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of entities created prior to and subsequent to January 31, 2003, and determined that the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures.

     On April 30, 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

     In December 2003, the Staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

     In December 2003, the FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement, which also requires new disclosures for interim periods beginning after December 15, 2003, is effective for fiscal years ended after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003 and the adoption of this statement has no impact on the Company’s consolidated financial statements.

     C. Research and Development, Patents and Licenses, Etc.

Research and Development

     We focus our research and development efforts on developing new package designs and improving the efficiency and capabilities of our production process technologies. Production process enhancements include:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancement of the electrical, thermal and reliability performance of semiconductor device packages;

•	reduction of spacing between leads;

•	reduction of the height of gold wire used in the wire bonding process;

•	increasing packaging yields;

•	shortening cycle times; and

•	investigating the use of new or replacement raw materials.

     We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers and materials suppliers to develop advanced processing capabilities and materials for use in our production process. For example, we are currently conducting a research project with Kinsus Interconnect Technology Corp., a substrate developer in Taiwan, to develop the advanced flip chip substrate technology. In addition, we and Sumitomo Bakelite Co., Ltd., a raw material supplier in Japan, are jointly developing low cost and high performance underfill materials. Moreover, we work with customers including Xilinx, Inc. early in the process of wafer design to ensure that their packaging needs are met and that our packaging products provide our customers with the flexibility they require when designing their products.

     Our research and development personnel are divided among our design department, characterization department and product development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. For 2001, 2002 and 2003, we spent NT$506.1 million, NT$507.0 million and NT$559.1 million (US$16.5 million), respectively, on research and development.

     We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer-simulation, and verify their performance by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared with physical testing methods.

Intellectual Property

     As of December 31, 2003, we held 254 Taiwan patents and 156 U.S. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2003, we also had a total of 103 pending patent applications in the United States, 112 in Taiwan and 77 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

     We have licensed from Motorola the technology for ball grid array for which we make royalty payments based upon the number of pads or balls used in our packages. This license will expire in December 2010. We have also implemented package designs by entering into other technology alliances and by licensing leading-edge package technologies, including:

•	Flip Chip’s flip chip package design technology, whereby silicon die is directly attached to the substrate using solder bumping rather than wire bonding. A flip chip package can support semiconductor devices with more than 1,000 leads. This license will expire in November 2009.

•	Flip Chip’s flip chip wafer bumping technology and technology of redistributing bond pads on IC using a redistribution layer enables us to facilitate wafer bumping in the manufacturing of flip chip ICs. This license will expire in January 2011.

•	FujiTsu Limited’s electroplating bumping technology which enables us to produce a bumped wafer with cost-effective, fine-pitch and high-reliability features instead of screen printing bump to meet current market requirements. This license will expire in December 2007.

•	LSI Logic Corporation’s packaging technology pertaining to flip chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001. This license will terminate at the expiration of the patent.

•	Industrial Technology Research Institute’s thermally enhanced-PBGA technology, which enables us to produce small sized, high speed and high density devices to provide PBGA the capability of spreading heat more effectively. This license will terminate at the expiration of the patent.

•	Tessera, Inc.’s TCC technology which enables us to produce micro ball grid array products. This license will terminate at the expiration of the patent.

     In 2001, 2002 and 2003, ongoing royalty payments to the companies from which we license intellectual property were NT$257.8 million, NT$426.2 million and NT$161.1 million (US$4.7 million), respectively, which accounted for 1.6%, 1.9% and 0.6%, respectively, of our net operating revenues. With the increasing pace of technological change in the semiconductor industry, we expect that royalty payments will increase in the future.

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

     Although we are not currently and have not been a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If a third party were to bring a valid legal claim against us, we could be required to:

•	discontinue the use of disputed process technologies;

•	pay substantial damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technologies that we had allegedly infringed.

     D. Trend Information

     Please refer to “A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2003. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

     E. Off-Balance Sheet Arrangements

     As of December 31, 2003, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$729.7 million (US$21.5 million). See note 23 to our consolidated financial statements included in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.

     F. Tabular Disclosure of Contractual Obligations

     The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2003.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(consolidated)
			(in NT$ millions)
Long-term debt(1)
Secured long-term loans	5,979.1	1,953.4	4,025.7	—	—
Unsecured long-term loans	5,191.5	1,200.0	3,991.5	—	—
Secured bonds	800.0	—	800.0	—	—
Operating leases(2)	83.5	7.4	22.2	14.8	39.1
Purchase obligations(3)	846.6	846.6	—	—	—

Total contractual cash obligations	12,900.7	4,007.4	8,839.4	14.8	39.1

(1)	Excludes our payment obligations under the convertible bonds and exchangeable bonds due to the number of bondholders that will elect conversion or early redemption of their bonds within the periods specified above cannot be determined.

(2)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Taichung and Hsinchu in Taiwan.

(3)	Represents the agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Item 6. Directors, Senior Management and Employees

     A. Directors and Senior Management

     The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2004. The business address of our directors, supervisors and executive officers is the same as our registered address.

				Principal Business Activities
Name	Age	Position	Years with Us	Performed Outside Our Company
Bough Lin	52	Chairman; Executive Vice President	21	Director of Siliconware Investment Co., Ltd., Artest Corporation, King Yuan Electronics Co., Ltd., Aptos Corporation and SPIL (B.V.I.) Holding Limited and supervisor of Integrated Technology Express, Inc.
Chi Wen Tsai	56	Vice Chairman; President	21	Director of Siliconware USA, Inc.
Li Ping Wang	49	Director	21	None
Yen Chun Chang	49	Director; Senior Vice President	21	None
Wen Jung Lin	57	Director	15	None
Wen Chung Lin	51	Director; Chief Financial Officer	20	Director of Siliconware USA, Inc.
Hsiu Li Liu	49	Director	14	None
C.Y. Lin(1)	51	Director	12	None
Johnson Tien(1)	50	Director; Senior Vice President	8	Director of Universal Communication Technology Inc.
Wen Lung Cheng	56	Supervisor	3	None
Teresa Wang(1)	48	Supervisor	13	Director of Phoenix Precision Technology Corporation
Jerome Tsai(2)	51	Supervisor	7	Director of ChipMOS Technologies Inc., Double Win Enterprise Co., Ltd. and Taiwan High-tech Corporation and supervisor of Phoenix Precision Technology Corporation

(1)	Representing Siliconware Investment Company Ltd.

(2)	Representing Joinwin Investment Company Ltd. Mr. Tsai was officially appointed by Joinwin to be its representative on June 6, 2002.

     Bough Lin is our Chairman. He has been our Director since 1984. Mr. Lin is also currently a director of ChipMOS Technologies Inc., Phoenix Precision Technology Corporation, Aptos Corporation, Siliconware Investment Company Ltd. and SPIL (B.V.I.) Holding Limited and supervisor of Integrated Technology Express, Inc., as our representative on these companies’ boards. Mr. Lin also serves on the board of Siliconware USA, Inc. as a representative of SPIL (B.V.I.) Holding Limited. Mr. Lin is also the chairman of Phoenix Precision Technology Corporation. In addition, Mr. Lin serves on the boards of Artest Corporation and Integrated Technology Express Inc. as a representative of Siliconware Investment Company Ltd. He graduated from National Chiao Tung University in Taiwan in 1973 with a B.A. degree in electronic physics. In addition, Mr. Lin is a cousin of Messrs. Wen Chung Lin and Wen Jung Lin, who are also our Directors. Wen Lung Cheng, one of our Supervisors, is the brother-in-law of our Chairman.

     Chi Wen Tsai is currently our Vice Chairman and President and has been our Director since 1984. Mr. Tsai is also a director of Siliconware USA, Inc. as a representative of SPIL (B.V.I.) Holding Limited. He received a B.A. degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.

     Li Ping Wang has been our Director since 1984. She graduated from Hsin Min Commerce and Industry College in Taiwan in 1973.

     Yen Chun Chang is our Director and one of two officers of our Manufacturing Group. Mr. Chang received a B.A. degree in electronic engineering from Nan Tai College in Taiwan in 1976.

     Wen Jung Lin is our Director. He received a B.A. degree in architecture from Feng Chia University in Taiwan in 1970. Mr. Lin is a cousin of Mr. Bough Lin, our Chairman. Mr. Lin is also a cousin of Mr. Wen Chung Lin, our Director.

     Wen Chung Lin has been our Director since 1993. Mr. Lin is also our chief financial officer. Mr. Lin is also a director of Siliconware USA, Inc. Mr. Lin studied in the MBA program of Sanno College in Japan in 1984. Mr. Lin is a cousin of Mr. Bough Lin, our Chairman. Mr. Lin is also a cousin of Mr. Wen Jung Lin, our Director.

     Hsiu Li Liu is our Director. She received a B.A. degree in international trade from Ming Chuang College in Taiwan in 1975.

     C.Y. Lin has been our Director since June 2002. Mr. Lin received his B.A. degree in Electronic Engineering from Nan-Jeon College.

     Johnson Tien has been our Director since June 2002. Mr. Tien is our Senior Vice President in charge of the Hsinchu branch. He received a B.A degree in industrial engineering from Chung-Yuan Christian University in 1976.

     Wen Lung Cheng has been our Supervisor since June 2002. Mr. Cheng received a B.A. degree in bank and insurance from Tamkang University in Taiwan in 1969. He is the brother-in-law of Mr. Bough Lin, our Chairman.

     Teresa Wang has been our Supervisor since June 2002. Ms. Wang is the chief financial officer of Phoenix Precision Technology Corporation. She received a B.A degree in accounting and statistics from Ming Chuang College in 1978.

     Jerome Tsai has been our Supervisor since June 2002. He received his Bachelor’s degree in statistics from National Cheng Kung University and a Masters degree in Management of Technology from National Chiao Tung University.

     B. Compensation of Directors, Supervisors and Executive Officers

     The following table sets forth cash and other compensation paid to our directors and supervisors in 2003 in the capacities indicated below in that fiscal year.

		Compensation in the	Other
Name	Position	Form of Cash	Compensation(1)
		(in NT$ thousands)	(in NT$ thousands)
Bough Lin	Chairman; Executive Vice President	30	3,250
Chi Wen Tsai	Vice Chairman; President	30	3,250
Li Ping Wang	Director	30	0
Yen Chun Chang	Director; Senior Vice President	30	0
Wen Jung Lin	Director	30	0
Wen Chung Lin	Director; Chief Financial Officer	30	0
Hsiu Li Liu	Director	30	0
C.Y. Lin	Director	30	0
Johnson Tien	Director; Senior Vice President	30	0
Wen Lung Cheng	Supervisor	30	0
Teresa Wang	Supervisor	30	0
Jerome Tsai	Supervisor	30	0

(1)	Representing cost of providing transportation.

     C. Board Practices

     All of our directors and supervisors were elected on June 3, 2002 for a term of three years. Neither we nor any of our subsidiaries has entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

     The Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission to require U.S. national securities exchanges, such as the Nasdaq Stock Market, and national securities associations to adopt rules that prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in such act. The Nasdaq Stock Market listing requirements relating to audit committee for non-U.S. issuers are required to be adopted and come into effect by July 31, 2005. As permitted by law in Taiwan, our board does not maintain an audit committee or an audit committee financial expert. We intend, however, to fully comply with the applicable rules and regulations and Nasdaq Stock Market listing requirements regarding the need for, and composition of, an audit committee and audit committee financial experts. We also intend to apply for exemption for the Nasdaq Stock Market’s corporate governance standards that are in conflict with ROC laws, rules or regulations or generally accepted business practices of the ROC. Prior to forming an audit committee, our board of directors is responsible for performing the functions that our audit committee will, upon establishment, perform.

     D. Employees

     As of December 31, 2003, we had 9,160 full-time employees. Of these employees, 5,418 were engaged in packaging and testing production, 2,132 were engaged in engineering and other technical operations and 1,610 were engaged in finance, business management and administration. As of December 31, 2002 and 2001, we had 8,215 and 6,626 full-time employees, respectively.

     Employee salaries are reviewed once a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

     Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. Due to our net loss in 2001, we did not pay any employee bonus in 2002.

     In July 2002, we adopted the 2002 Employee Stock Option Plan, or Employee Stock Option Plan, that authorizes the grant of options to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares of our common shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 37,511 options to purchase up to 37,511,000 shares under the Employee Stock Option Plan, of which 2,950 options were granted to certain of our executive officers. Some of our executive officers receiving options are also directors of our company, and the options granted to our officers have an initial exercise price of NT$15.6. The options granted in February and May 2003 have an exercise price of NT$15.6 and NT$16.3, respectively, and will expire 5 year from the date of grant if not previously exercised.

     Under the Employee Stock Option Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 30%, 70% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon termination of employment, the option holder shall exercise his or her vested options within one month, subject to exceptions provided therein, and otherwise after the termination, such options shall terminate. If termination of employment was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination of employment was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within certain period as provided. The options are generally not transferable or pledgeable by the option holders.

     We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees.

     E. Share Ownership

     Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 13, 2004, our most recent record date.

		Number of Shares	Percentage of
Name	Position	Owned	Shares Owned
Bough Lin	Chairman; Executive Vice President	66,808,423	3.53%
Chi Wen Tsai	Vice Chairman; President	30,190,272	1.59%
Li Ping Wang	Director	42,037,367	2.22%
Yen Chun Chang	Director; Senior Vice President	12,069,327	*
Wen Jung Lin	Director	6,009,115	*
Wen Chung Lin	Director; Chief Financial Officer	29,583,161	1.56%
Hsiu Li Liu	Director	12,527,237	*
C.Y. Lin(1)	Director	27,015,776	1.43%
Johnson Tien(1)	Director; Senior Vice President	—	—
Wen Lung Cheng.	Supervisor	8,306,594	*
Teresa Wang(1).	Supervisor	—	—
Jerome Tsai(2).	Supervisor	2,500,000	—

*	Less than 1%.

(1)	Representing Siliconware Investment Company Ltd.

(2)	Representing Joinwin Investment Company Ltd.

Item 7. Major Shareholders and Related Party Transactions

     A. Major Shareholders

     The following table presents information known to us concerning the record ownership of our shares as of December 31, 2001, December 31, 2002, December 31, 2003 and April 13, 2004 (our most recent record date) by (i) the ten largest shareholders of our company (as of April 13, 2004) and (ii) all directors, supervisors and executive officers as a group. Other than Citibank as the record owner of our American Depositary Shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	December 31, 2001		December 31, 2002		December 31, 2003		April 13, 2004(6)
	Number of	Percentage of	Number of	Percentage of	Number of	Percentage of	Number of	Percentage of
Name of beneficial owner	Shares owned	Shares Owned	Shares owned	Shares Owned	Shares owned	Shares Owned	Shares owned	Shares Owned
Citibank(1)	120,346,711	6.38%	99,194,619	5.26%	67,711,044	3.59%	155,033,701	8.18%
JP Morgan Chase -Emerging Market Growth Fund	—	—	50,667,000	2.69%	17,932,000	0.95%	76,508,000	4.04%
Bough Lin(2)	62,056,265	3.29%	70,080,423	3.72%	60,080,423	3.19%	66,808,423	3.53%
Kuming Investment Company Ltd.(3)	40,448,200	2.15%	48,583,204	2.58%	34,687,655	1.84%	48,583,204	2.56%
Li Ping Wang(4)	27,697,264	2.00%	42,037,367	2.23%	42,037,367	2.23%	42,037,367	2.22%
Chi Wen Tsai	30,360,063	1.61%	33,895,272	1.8%	31,645,272	1.68%	30,190,272	1.59%
Chunghwa Post Co., Ltd.	65,047,337	3.45%	51,534,200	2.73%	59,678,200	3.17%	30,093,470	1.59%
Wen Chung Lin(5)	30,583,161	1.62%	26,187,167	1.39%	29,583,161	1.57%	29,583,161	1.57%
Workers’ Retirement Fund Supervisory Committee	22,508,520	1.19%	25,772,255	1.37%	25,772,255	1.37%	28,414,255	1.5%
Siliconware Investment Company Ltd.	27,015,776	1.43%	27,015,776	1.43%	27,015,776	1.43%	27,015,776	1.43%
Directors and Supervisors as a group	266,694,438	14.15%	243,002,272	14.32%	236,646,272	12.55%	237,047,272	12.51%

(1)	As record owner of our shares.

(2)	Mr. Lin is a cousin of Mr. Wen Chung Lin.

(3)	The president of Kuming Investment Company Ltd. is the husband of Ms. Li Ping Wang.

(4)	Ms. Wang’s husband also serves as the president of Kuming Investment Company Ltd.

(5)	Mr. Lin is a cousin of Mr. Bough Lin.

(6)	Our most recent record date.

     Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

     As of May 31, 2004, a total of 32,334,722 ADSs and 1,894,575,782 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of May 31, 2004, 161,673,610 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of May 31, 2004, 161,648,665 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

     None of our major shareholders have different voting rights from those of other shareholders.

     B. Related Party Transactions

Related Party Transactions Policies

     We from time to time have engaged in a variety of transactions with our affiliates. We conduct transactions with our affiliates on terms substantially as favorable to us as would be obtainable at the time in a comparable arm’s-length transaction with non-affiliates.

ChipMOS Technologies Inc.

     Prior to 2002, we provided packaging services to ChipMOS. These packaging services were rendered directly to ChipMOS’s customers through customer referrals from ChipMOS. For 2001, we had total sales to ChipMOS of

NT$3.9 million. For 2002, we had no sales to ChipMOS. For 2003, we had total sales to ChipMOS of NT$102.0 million (US$3.0 million).

     We are obligated under a joint venture agreement with Mosel Vitelic to severally guarantee up to 30% of ChipMOS’s indebtedness if ChipMOS requires a guarantee to secure financing. We currently do not guarantee any of ChipMOS’s indebtedness. Mr. Bough Lin, our Chairman, is a director of ChipMOS. One of our Supervisors, Mr. Jerome Tsai, is also a director of ChipMOS.

Phoenix Precision Technology Corporation

     We purchased semiconductor raw materials from Phoenix Precision Technology totaling NT$1,353.9 million, NT$1,716.3 million and NT$2,610.0 million (US$76.8 million) in 2001, 2002 and 2003, respectively. The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. The average payment period is approximately 30 days from the date of completion of service or purchase. As of December 31, 2001, 2002 and 2003, we owed NT$162.8 million, NT$195.0 million and NT$301.5 million (US$8.9 million), respectively, in accounts payable, to Phoenix Precision Technology.

     Mr. Bough Lin, our Chairman, is also the chairman of Phoenix Precision Technology. Two of our Supervisors, Ms. Teresa Wang and Mr. Jerome Tsai, are a director and a supervisor, respectively, of Phoenix Precision Technology.

CAESAR Technology Inc.

     In 2001 and 2002, we purchased machinery and equipment from CAESAR Technology totaling NT$70.6 million and NT$59.5 million before tax, respectively. CAESAR completed its liquidation in 2003.

     C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

     A. Consolidated Statements and Other Financial Information

     Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

     B. Significant Changes

     Our net operating revenues on an unconsolidated basis for the first five months of 2004 amounted to NT$13,997.6 million, representing a 40.4% increase from NT$9,972.0 million of our net operating revenues on an unconsolidated basis for the first five months of 2003. Our net operating revenues for the first five months of 2004 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2004. In addition, we cannot predict whether the demand for our products and services will continue to improve in the near future.

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

	Closing Price for Each Share(1)			Taiwan Stock Exchange Index
	High	Low	Average Daily	High	Low
			Trading
Period	NT$	NT$	Volume
			(in thousands
			of shares)
1999	80.0	45.1	13,984	8,608.91	5,474.79
2000	78.0	17.8	13,921	10,202.20	4,555.91
2001	31.0	14.25	16,058	6,104.24	3,446.26
2002	38.4	15.60	18,277	6,242.64	3,850.04
2003	36.90	15.60	19,698	6,142.32	4,139.50
2004
First Quarter	42.0	31.6	20,996	7,034.10	6,041.56
January	42.0	36.7	20,996	6,386.25	6,041.56
February	39.8	35.6	17,910	6,750.54	6,241.39
March	38.4	31.6	17,978	7,034.10	6,132.62
Second Quarter	36.9	22.0	23,457	6,880.18	5,482.96
April	36.9	28.7	21,595	6,880.18	6,117.81
May	29.3	22.0	25,409	6,188.15	5,482.96

Sources:	Taiwan Stock Exchange Statistical Data 1999-2004, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price
	for Each ADS(1)
	High	Low	Average Daily
Period	US$	US$	Trading Volume
2000 (since June 7)	5.62	2.18	431,433
2001	4.30	1.88	247,542
2002	5.48	2.23	394,006
2003	5.60	2.19	669,949
2004
First Quarter	6.22	4.80	1,854,816
January	6.22	5.33	2,945,837
February	5.95	5.25	1,518,463
March	5.79	4.80	1,183,958
Second Quarter	5.62	3.25	1,092,902
April	5.62	4.26	997,747
May	4.45	3.25	1,192,815

Source:	NASDAQ Stock Exchange.

(1)	As reported.

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

Objects and Purpose

     The scope of business of our company as set forth in Article 2 of our articles of incorporation includes:

     (a) The production, processing, and purchase and sale of products including integrated circuit, transistors, light emitting diode digital displays, light emitting diode display lamps, liquid crystal clock cores, photo diodes, hybrid circuits, and thin film circuits and thick film circuits; and

     (b) The import and export of the products mentioned in the preceding paragraph.

Directors

     The ROC Company Law and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our business. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors, and also has the authority to represent us. The term of office for our directors is three years, and our directors are elected by our shareholders by means of cumulative voting. The next election for all of the directors and supervisors is expected to be held in June 2005. In addition, our shareholders also elect three supervisors whose duties include investigating our business and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for the benefit of the shareholders, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors cannot concurrently serve as our directors or officers. A person may serve as our director or supervisor in his personal capacity or as the representative of one of our shareholder entities. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor.

Shares

     As of May 31, 2004, our authorized share capital was NT$26 billion, divided into 2.6 billion shares, of which NT$18,944,757,820, divided into 1,894,475,782 shares, were issued and outstanding. Our issued and outstanding shares do not include 100,000 shares of treasury stock, which we hold for employee bonuses. We issued US$200 million of convertible bonds due 2007 in January 2002, of which an aggregate amount of US$191.16 million remained outstanding as of May 31, 2004. We issued US$200 million of convertible bonds due 2009 in February 2004; none of which has been converted into shares. Other than our shares, ADSs and our convertible bonds, we do not have any other equity interests outstanding including any preferential subscription rights, exchangeable debt securities or warrants as of the date of this offering memorandum.

     All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally may not directly acquire our shares except under limited circumstances as permitted by ROC law. Except for the 100,000 shares of treasury stock, which we hold for employee bonuses, we did not directly hold any of our own shares as of May 31, 2004.

     According to our Employee Stock Option Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 37,511 options to purchase up to 37,511,000 shares under our Employee Stock Option Plan, of which 2,950 options to purchase up to 2,950,000 shares were granted to our executive officers. Some of our executive officers receiving options are also directors of our company.

     Under our Employee Stock Option Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 30%, 70% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon termination of employment, the option holder shall exercise his or her vested options within one month, subject to exceptions provided therein, and otherwise after the termination, such options shall terminate. If termination of employment was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination of employment was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within certain period as provided. The options are generally not transferable or pledgeable by the option holders.

New Shares and Preemptive Rights

     New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the Securities and Futures Commission and the Ministry of Economic Affairs. According to the ROC Company Law, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public pursuant to the Securities and Exchange Law. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

Shareholders

     We only recognize persons registered in our register as our shareholders. We may set a record date and close our register of shareholders for specified periods to determine which shareholders are entitled to various rights pertaining to our shares.

Transfer of Shares

     Under the ROC Company Law, a public company, such as us, may issue individual share certificates, one master certificate or scripless shares to evidence common shares. Shares in registered form are transferred by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Chinatrust Commercial Bank.

Shareholders’ Meetings

     We are required to hold an annual ordinary shareholders’ meeting once every fiscal year and within six months after the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting when our board of directors do not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for our benefit. At least 15 days advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Law also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of the whole of the business or assets to any other company which would have a significant impact in our operations, removing directors or the distribution of any stock dividend, a special resolution may be adopted by the holders of at least two-thirds of our shares represented at a meeting of shareholders at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold not less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval.

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

     C. Material Contracts

Immunity Agreement with Motorola, Inc.

     We entered into a license agreement with Motorola in November 1996, under which Motorola licensed to us the technology for ball grid array, as well as any future technology relating to ball grid array. Under the terms of the agreement, we make royalty payments based on the number of pads or balls used in our packages. This agreement will expire in December 2010.

License Agreement with Flip Chip Technologies, L.L.C.

     We entered into a license agreement with Flip Chip in November 1999, under which Flip Chip licensed to us the package design technology that enables us to attach silicon dies directly to substrates using solder bumping rather than wire bonding technology. This license will expire in November 2009.

Joint Venture Agreement with Mosel Vitelic, Inc.

     We entered into a joint venture agreement with Mosel Vitelic in 1997 to create ChipMOS, a company concentrating on the packaging and testing of memory chips. Under the joint venture agreement, we must maintain a minimum 18% equity interest in ChipMOS for five years from the date of any initial public listing of ChipMOS. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic are required under the joint venture agreement to provide these guarantees in the ratios of 30% and 70%, respectively. Under the terms of the joint venture agreement, we are entitled to nominate two of the seven board members of ChipMOS.

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

     Aside from trade-related foreign exchange transactions, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into ROC by and ROC company or resident individual in a year will be offset by the amount remitted out of ROC by the company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of New Taiwan dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.

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

     U.S. Federal Income Tax Considerations For U.S. Persons

     The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that have purchased such shares or ADSs, that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the ROC. You are a U.S. holder if you are, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

     In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. However, the U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the U.S. Treasury. Deposits or withdrawals of shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax.

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

     Subject to certain limitations under the Internal Revenue Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any ROC taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered “passive income” (which also includes certain interest, royalties, rents, annuities or income from property transactions) or, for certain holders, “financial services income.” You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have $300 or less, or $600 or less if you file a joint return, of creditable foreign taxes which you have paid or accrued during the taxable year. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss or, (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

     Passive Foreign Investment Company

     Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company for 2003 and do not expect to become one in the future, although there can be no assurance in this regard.

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

     Your adjusted tax basis in passive foreign investment company shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the shares or ADSs cease to be passive foreign investment company stock that is regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information.

     The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

     I. Subsidiary Information

     As of December 31, 2003, we had five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each of which we owned 100% equity interest, either directly or indirectly. The principal activity of Siliconware Investment is to invest in companies mostly in IC design industries. The principal activity of SPIL (B.V.I.) Holding Limited is to own the equity interest in Siliconware U.S.A. Inc and SPIL (Cayman) Holding Limited. The principal activity of Siliconware U.S.A. Inc. is to be our sales agent in the United States. The principal activity of SPIL (B.V.I.) Holding Limited is to own the equity interest in Siliconware Technology (Suzhou) Limited. The principal activity of Siliconware Technology (Suzhou) Limited is the design and manufacture of transistors and electronic components.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business.

Foreign Exchange Risk

     Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2003, sales in the amount of US$464.6 million were denominated in US dollars. In 2003, material purchases from our overseas vendors in the amounts of US$141.1 million and ¥1,398.8 million were denominated in US dollars and Japanese yen, respectively. As of December 31, 2003, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$211.4 million. As of December 31, 2003, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$250.0 million and of ¥1,399.1 million, respectively. However, we did not utilize any derivative financial instrument to hedge our currency exposure.

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

     The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2003.

Contractual Obligations	2004	2005	2006	2007	2008 and thereafter
	(in millions, except percentages)
Long-term debt
US$-denominated debt:
Fix rate	—	—	—	7,189.0	—
Interest rate	—	—	—	—	—
NT$-denominated debt:					—
Variable rate	3,153.4	6,425.7	1,200.0	—	—
Average interest rate	2.3%	2.1%	2.2%	—	—
Fix rate	—	800.0	—	—	—
Interest rate	—	2.7%	—	—	—
RMB$-denominated debt:					—
Variable rate	—	61.5	330.0	—	—
Average interest rate	—	4.5%	3.7%	—	—
Fair value	3,153.4	7,287.2	1530.0	8,938.7	—

Other Market Risk

     In addition to our interests in our joint ventures, we have made investments in equity securities issued by a significant number of private companies related to test and assembly and other related technology industries. As of December 31, 2003, the aggregate carrying value of these investments on our balance sheet was NT$3,299.6 million (US$97.1 million). The carrying value of our investments in private companies are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None of these events occurred in any of the years ended December 31, 2001, 2002 and 2003.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that our company does not have an audit committee financial expert serving on our audit committee. We are in the process of discussing with potential candidates for the audit committee position who will be qualified as an financial expert pursuant to the instruction to paragraph (a) of Item 16A of Form 20-F. We have not been able to conclude our discussions as of the date of this annual report.

Item 16B. Code of Ethics

     We have adopted a code of ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers (our principal accounting officer). No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to this annual report and a copy is available to any shareholder upon request.

Item 16C. Principal Accountant Fees and Services

     PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report.

     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2003 and 2002.

	Year Ended December 31,
	2002	2003	2003
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	6,307	6,905	203
Audit-related Fees(2)	5,349	3,903	115
Tax Fees(3)	820	850	25
All Other Fees(4)	1,220	22	1

Total	13,696	11,680	344

(1)	Audit fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All other fees include fees billed for forensic accounting and occasional training services.

Pre-approval Policies and Procedures

     Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent accountants’ work. The policy of our board of directors is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services, audit-related services, tax services and other services, as described above.

PART III

Item 17. Financial Statements

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

     The following is a list of the audited financial statements and reports of independent accountants included in this annual report beginning on page F-1.

Item 19. Exhibit Index

Exhibit
Number	Description of Exhibits
1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd. (English translation)[1]
2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts[2]
4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010)3
4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)[4]
4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)[5]
8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.
11.1	Code of Ethics
12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Independent Accountants

1	Incorporated by reference to Exhibit 3.1 to our Year 2001 Form 20-F filed with the Commission on June 25, 2002.

2	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

3	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

4	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

5	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
By:	/s/ Wen Chung Lin
Name:	Wen Chung Lin
Title:	Chief Financial Officer

Date: June 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
     of Siliconware Precision Industries Co., Ltd.

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2003, expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 7, the Company delayed recognition of investment income (loss) for certain investee companies under the equity method until the subsequent year. Accordingly, the investment amounts of NT$195,161,000 and NT$2,748,559,000 at December 31, 2002 and 2003, respectively, and the investment losses of NT$17,211,000 and NT$365,669,000 recognized for these investee companies for the years ended December 31, 2002 and 2003, respectively, were based on the investees’ financial statements for the years ended December 31, 2001 and 2002, which were audited by other independent accountants.

We conducted our audits in accordance with “Rules Governing Examination of Financial Statements by Certified Public Accountants”, generally accepted auditing standards in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, expressed in New Taiwan dollars, in conformity with the “Rules Governing the Preparation of Financial Statements of Securities Issuers” and accounting principles generally accepted in the Republic of China.

As discussed in Note 3, commencing from January 1, 2002, the Company delayed the recognition of investment income (loss) for ChipMOS Technologies Inc. under the equity method until the subsequent year.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

Taichung, Taiwan
Republic of China

February 5, 2004 (except for the information in note 27 for which the date is June 8, 2004)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2002	2003
	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	5,969,646	12,202,601	359,006
Short-term investments	47,736	7,989	235
Notes receivable, net	127,237	118,531	3,487
Accounts receivable, net (Note 5)	4,122,784	5,311,273	156,260
Other financial assets — current (Note 22)	621,019	343,853	10,116
Inventories (Note 6)	1,372,607	1,896,966	55,810
Deferred tax assets — current (Note 18)	43,606	463,150	13,626
Other current assets	422,440	550,913	16,208

	12,727,075	20,895,276	614,748

Long-term investments (Note 7)
Long-term investments under equity method	4,413,051	3,820,417	112,398
Long-term investments under cost method	1,948,120	2,566,249	75,500
Long-term investments in bonds	629,450	641,350	18,869
Prepaid long-term investments in stocks	899,540	—	—
Allowance for loss on long-term investments	(302,780)	—	—

	7,587,381	7,028,016	206,767

Property, plant and equipment (Notes 8, 20 , 21 and 22)
Cost:
Land	2,094,494	2,128,476	62,621
Buildings	4,809,439	5,368,157	157,933
Machinery and equipment	27,794,516	30,072,783	884,754
Utility equipment	431,316	535,180	15,745
Furniture and fixtures	355,599	411,907	12,119
Other equipment	1,111,815	1,166,431	34,317

	36,597,179	39,682,934	1,167,489
Accumulated depreciation	(13,817,625)	(17,607,422)	(518,018)
Construction in progress and prepayments for equipment	1,114,832	2,326,759	68,454

	23,894,386	24,402,271	717,925

Other Assets
Refundable deposits	18,659	15,733	463
Deferred charges	616,075	697,932	20,533
Deferred income tax asset — noncurrent (Note 17)	1,170,140	1,381,780	40,653
Other assets — others (Note 9)	222,148	236,733	6,965

	2,027,022	2,332,178	68,614

Total assets	46,235,864	54,657,741	1,608,054

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent accountant dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2002	2003
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans	302,000	—	—
Commercial paper	499,796	—	—
Notes payable	1,289	1,072,896	31,565
Accounts payable (Note 21)	1,358,787	2,139,759	62,952
Income tax payable (Note 18)	50,162	40,608	1,195
Accrued expenses	715,361	821,710	24,175
Other payables (Note 10)	706,330	1,492,501	43,910
Current portion of long-term loans (Notes 11 and 12)	2,166,160	10,342,339	304,276
Other current liabilities	70,958	219,848	6,468

	5,870,843	16,129,661	474,541

Long-term Liabilities
Bonds payable (Note 11)	7,947,857	800,000	23,536
Long-term loans (Note 12)	6,195,101	8,013,164	235,751

	14,142,958	8,813,164	259,287

Other liabilities	43,511	16,707	492

Total Liabilities	20,057,312	24,959,532	734,320

Stockholders’ Equity
Capital stock (Note 14)	18,851,737	18,851,737	554,626
Capital reserve (Note 15)
Additional paid-in capital	6,126,478	6,126,478	180,243
Premium arising from merger	1,951,563	1,951,563	57,416
Others	9,072	21,069	620
Retained earnings (Note 16)
Legal reserve	424,495	467,014	13,740
Special reserve	—	302,780	8,908
Unappropriated earnings	425,195	2,918,612	85,867
Unrealized loss on long-term investments	(302,780)	—	—
Cumulative translation adjustment	35,683	3,278	96
Treasury stock (Note 17)	(1,342,891)	(944,322)	(27,782)

Total Stockholders’ Equity	26,178,552	29,698,209	873,734

Commitments and Contingencies (Note 23)
Subsequent Event (Note 24)
Total liabilities and stockholders’ equity	46,235,864	54,657,741	1,608,054

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent accountant dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues (Note 21)	16,530,394	22,298,530	27,411,427	806,455
Cost of Goods Sold (Note 21)	(15,109,501)	(20,209,935)	(23,297,669)	(685,427)

Gross Profit	1,420,893	2,088,595	4,113,758	121,028

Operating Expenses
Selling expenses	(389,875)	(409,448)	(415,433)	(12,222)
Administrative expenses	(531,970)	(625,490)	(618,397)	(18,194)
Research and development expenses	(506,082)	(506,981)	(559,076)	(16,448)

	(1,427,927)	(1,541,919)	(1,592,906)	(46,864)

Operating (Loss) Income	(7,034)	546,676	2,520,852	74,164

Non-operating Income and Gain Interest income	300,432	191,551	88,379	2,600
Investment income accounted for under equity method	—	61,059	—	—
Gain on disposal of investments	30,561	—	344,385	10,132
Others	277,186	277,726	448,763	13,203

	608,179	530,336	881,527	25,935

Non-operating Expenses and Losses
Interest expenses	(655,675)	(521,117)	(375,111)	(11,036)
Investment loss accounted for under equity method	(1,198,756)	—	(533,061)	(15,683)
Others	(228,351)	(276,064)	(291,783)	(8,584)

	(2,082,782)	(797,181)	(1,199,955)	(35,303)

(Loss) Income Before Income Tax and Minority Interest	(1,481,637)	279,831	2,202,424	64,796
Income Tax Benefit (Note 18)	282,610	145,364	636,292	18,720
Minority Interest in Net Loss of Consolidated Subsidiaries	15,816	—	—	—

Net (Loss) Income	(1,183,211)	425,195	2,838,716	83,516

(Loss) Earnings Per Share (Note 19)
(Loss) Income before income tax and minority interest	(0.80)	0.15	1.20	0.04

Net (loss) income	(0.64)	0.23	1.55	0.05

Diluted Earnings Per Share
(Loss) Income before income tax and minority interest	—	—	1.10	0.03

Net (loss) income	—	—	1.40	0.04

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent accountant dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued			Retained Earnings			Unrealized Loss on	Cumulative
	Shares		Capital	Legal	Special	Unappropriated	Long-term	Translation	Treasury
2001	(Thousand)	Amount	Reserve	Reserve	Reserve	Earnings	Investments	Adjustment	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2001	1,623,595	16,235,946	8,121,124	998,652	—	3,277,635	(16,255)	32,902	(794,184)	27,855,820
Appropriation for legal reserve	—	—	—	323,183	—	(323,183)	—	—	—	—
Appropriation for special reserve	—	—	—	—	269,154	(269,154)	—	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(52,790)	—	—	—	(52,790)
Capitalization of employees’ bonus	26,158	261,579	—	—	—	(261,579)	—	—	—	—
Stock dividends	235,421	2,354,212	—	—	—	(2,354,212)	—	—	—	—
Reverse of investee company’s unrealized loss on long-term investment	—	—	—	—	—	—	16,255	—	—	16,255
Adjustment for investee companies’ cumulative translation adjustment on long-term investment	—	—	—	—	—	—	—	12,486	—	12,486
Long-term investment adjustment for investee company’s long-term investment adjustment for change in investment holding ratio	—	—	(33,219)	—	—	—	—	—	—	(33,219)
Net loss	—	—	—	—	—	(1,183,211)	—	—	—	(1,183,211)
Treasury stock	—	—	—	—	—	—	—	—	(568,951)	(568,951)

Balance at December 31, 2001	1,885,174	18,851,737	8,087,905	1,321,835	269,154	(1,166,494)	—	45,388	(1,363,135)	26,046,390

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated February 5 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Capital Stock Issued			Retained Earnings			Unrealized Loss on	Cumulative
	Shares	Capital	Capital	Legal	Special	Unappropriated	Long-term	Translation	Treasury
2002	(Thousand)	Stock	Reserve	Reserve	Reserve	Earnings	Investments	Adjustment	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2002	1,885,174	18,851,737	8,087,905	1,321,835	269,154	(1,166,494)	—	45,388	(1,363,135)	26,046,390
Accumulated deficit offset by legal reserve	—	—	—	(897,340)	—	897,340	—	—	—	—
Reversal of special reserve to unappropriated earnings	—	—	—	—	(269,154)	269,154	—	—	—	—
Adjustment for investee companies’ cumulative translation adjustment	—	—	—	—	—	—	—	(9,705)	—	(9,705)
Adjustment to capital surplus due to non-proportional investment in investee’s increase in capital	—	—	(1,242)	—	—	—	—	—	—	(1,242)
Adjustment for unrealized loss on long-term investments	—	—	—	—	—	—	(302,780)	—	—	(302,780)
Net income	—	—	—	—	—	425,195	—	—	—	425,195
Treasury stock transfer to employees	—	—	450	—	—	—	—	—	20,244	20,694

Balance at December 31, 2002	1,885,174	18,851,737	8,087,113	424,495	—	425,195	(302,780)	35,683	(1,342,891)	26,178,552

2003
Balance at January 1, 2003	1,885,174	18,851,737	8,087,113	424,495	—	425,195	(302,780)	35,683	(1,342,891)	26,178,552
Appropriation for legal reverse	—	—	—	42,519	—	(42,519)	—	—	—	—
Appropriation for special reserve	—	—	—	—	302,780	(302,780)	—	—	—	—
Reversal of unrealized loss on long-term investments	—	—	—	—	—	—	302,780	—	—	302,780
Long-term investment adjustment for investee company’s additional paid in capital	—	—	617	—	—	—	—	—	—	617
Long-term investment adjustment for investee companies’ cumulative translation adjustment	—	—	—	—	—	—	—	(32,405)	—	(32,405)
Net income	—	—	—	—	—	2,838,716	—	—	—	2,838,716
Treasury stock transfer to employees	—	—	11,380	—	—	—	—	—	398,569	409,949

Balance at December 31, 2003	1,885,174	18,851,737	8,099,110	467,014	302,780	2,918,612	—	3,278	(944,322)	29,698,209

The accompanying notes are an integral part of these consolidated financial statements
See report of independent accountants dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net (loss) income	(1,183,211)	425,195	2,838,716	83,516
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	4,057,729	4,575,422	4,854,558	142,823
Amortization	264,834	326,266	330,768	9,731
Bad debts expense	5,634	—	4,834	142
(Recovery of) provision for decline in market value of short-term investments	(5,095)	6,360	(6,349)	(187)
Gain on disposal of investments	(30,561)	(51,626)	(340,950)	(10,031)
Provision for sales allowance	35,000	29,262	27,294	803
Provision for (recovery of) loss on obsolescence and decline in market value of inventory	105,144	(10,312)	(109,910)	(3,233)
Long-term investment loss (income) accounted for under equity method	1,153,495	(41,399)	313,010	9,209
Permanent loss on long-term investments	52,976	24,934	189,454	5,574
Cash dividend received from long-term investment accounted for under the equity method	—	—	12,684	373
Loss on decline in market value upon reclassification of long-term/short-term investment	—	—	30,597	900
Gain on disposal of property, plant and equipment	(280)	(15,794)	(39,395)	(1,159)
Provision for loss on idle assets	1,240	17,243	131,828	3,878
Amortization of discount on commercial paper	1,095	2,986	2,762	81
Amortization of discount on long-term note payable	12,903	17,487	6,385	188
Amortization of discount on long-term receivable	(6,039)	—	—	—
Compensation interest payable on bonds payable	331,902	285,977	204,873	6,028
Foreign currency exchange loss (gain) on bonds payable	304,643	(97,163)	(163,751)	(4,818)
Gain on redemption of bonds payables	(20,556)	(16,798)	—	—
Reversal of deferred credit to revenue	—	—	(23,506)	(691)
(Increase) decrease in assets
Notes receivable	230,251	53,525	8,706	256
Accounts receivable	(123,378)	(441,191)	(1,220,618)	(35,911)
Other financial assets — current	(128,047)	(61,381)	17,566	517
Inventories	115,850	41,427	(414,850)	(12,205)
Other current assets	168,309	(187,224)	(128,401)	(3,778)
Deferred income tax assets	(270,956)	(196,413)	(631,184)	(18,569)
Increase (decrease) in liabilities
Notes payable	(4,455)	(393,956)	1,071,607	31,527
Accounts payable	302,952	397,210	780,972	22,977
Income tax payable	(376,457)	48,879	(9,362)	(275)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 2)
Accrued expenses	(109,146)	117,212	106,157	3,123
Other current liabilities	38,221	18,556	148,890	4,380
Other payables	(1,397)	144,367	60,611	1,783
Other liabilities	5,307	3,775	(1,288)	(38)
Accrued pension liabilities	16,408	(16,627)	—	—

Net cash provided by operating activities	4,944,315	5,006,199	8,052,708	236,914

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Purchase of short-term investments	—	(6,872,467)	—	—
Proceeds from disposal of short-term investments	53,536	6,821,740	54,097	1,592
Payment for security deposits	—	(423,000)	(44,800)	(1,318)
Refund of security deposits	212,317	3,320	304,400	8,956
Purchase of long-term investments in stocks	(1,592,112)	(1,329,915)	(219,292)	(6,452)
Purchase of long-term investments in bonds	—	(346,350)	(295,000)	(8,679)
Proceeds from disposal of long-term investments	337,012	129,877	1,155,114	33,984
Acquisition of property, plant and equipment	(5,474,188)	(6,444,535)	(4,884,707)	(143,710)
Proceeds from disposal of property, plant and equipment	2,528	79,875	116,853	3,438
Payment for deferred charges	(244,009)	(341,878)	(380,103)	(11,183)
Payment for refundable deposits	(162)	(3,141)	(2,094)	(62)
Refund of refundable deposits	651	686	4,995	147
Acquisition of other assets	(161)	(79,792)	(37,416)	(1,101)
Proceeds from disposal of other assets	19	—	12	—
Cash received from merger	4,643	—	—	—
Net cash used in investing activities	(6,699,926)	(8,805,580)	(4,227,941)	(124,388)
Cash flows from financing activities
Proceeds from short-term loans	7,305,918	8,102,000	2,875,700	84,604
Repayment of short-term loans	(7,487,100)	(8,590,000)	(3,177,700)	(93,490)
Proceeds from issuance of commercial paper	298,800	1,796,917	2,397,441	70,534
Repayments of commercial paper	(200,000)	(1,400,000)	(2,900,000)	(85,319)
Proceeds from long-term loans	4,421,082	2,245,947	5,128,639	150,887
Repayment of long-term loans	(301,000)	(1,847,760)	(2,329,760)	(68,543)
Proceeds from issuance of bonds payable	—	7,608,260	—	—
Redemption of bonds payable	(1,917,304)	(4,469,051)	—	—
Repayment of deposit-in	—	(90)	(371)	(11)
Proceeds from deposit-in	480	250	334	10
Increase in deferred credit account	—	—	4,028	119
Payment of directors’ and supervisors’ Remuneration	(52,790)	—	—	—
Proceeds from disposal of treasury stock	—	20,694	409,877	12,059
Purchase of treasury stock	(568,951)	—	—	—
Effect on foreign currency exchange	—	(8,103)	—	—
Net cash provided by financing activities	1,499,135	3,459,064	2,408,188	70,850

Net (decrease) increase in cash and cash equivalents	(256,476)	(340,317)	6,232,955	183,376
Cash and cash equivalents at beginning of year	6,566,439	6,309,963	5,969,646	175,630

Cash and cash equivalents at end of year	6,309,963	5,969,646	12,202,601	359,006

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 2)
Supplemental disclosures of cash flow information
Cash paid for interest (excluding capitalized interest)	332,813	763,383	170,287	5,010

Cash paid for income tax	358,851	3,276	5,279	155

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	5,467,078	5,868,868	5,572,254	163,938
Add: Payable at beginning of the year	1,014,006	1,035,695	482,790	14,204
Notes payable at beginning of the year	51,561	22,762	—	—
Less: Payable at end of the year	(1,035,695)	(482,790)	(1,170,337)	(34,432)
Notes payable at end of the year	(22,762)	—	—	—

Cash paid	5,474,188	6,444,535	4,884,707	143,710

The fair value of assets and liabilities acquired from merger:
Payments for acquisition	68,464	—	—	—
Deferred charge	(17,227)	—	—	—
Fixed assets acquired	(13,796)	—	—	—
Other net assets acquired	(32,798)	—	—	—

Cash received	4,643	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountant dated February 5, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	History and Organization

Siliconware Precision Industries Co., Ltd. (“SPIL”) was incorporated as a company limited by shares under the Company Law of the Republic of China (the “ROC”) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. The main activities of SPIL are the assembly, testing and turnkey services of integrated circuits. As of December 31, 2003, SPIL has 9160 employees.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with the “Rules Governing the Preparation of Financial Statements of Securities Issues” and accounting principles generally accepted in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2003 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2002 and 2003 to the extent summarized in note 27 to the consolidated financial statements.

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

The Company’s consolidated financial statements include the following subsidiaries:

Siliconware Investment Company Ltd. (SIC), a 100% owned subsidiary of SPIL, was incorporated in September 1996 to engage in investment activities. As of December 31, 2003, the issued capital of SIC was NT$1,770.0 million.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SPIL (B.V.I.) Holding Limited (SPIL BVI), a 100% owned subsidiary of SPIL, was incorporated in April 2001 to engage in investment activities. As of December 31, 2003, the issued capital of SPIL BVI was US$41,300,000.

Siliconware USA, Inc. (SUI), a 100% owned subsidiary of SPIL BVI, was incorporated in October 1997 to engage as sales agent in North America. As of December 31, 2003, the issued capital of SUI was US$1,250,000.

SPIL (Cayman) Holding Limited (SPIL Cayman), a 100% owned subsidiary of SPIL BVI, was incorporated in January 2002 to engage in investment activities. As of December 31, 2003, the issued capital of SPIL Cayman was US$13,550,000.

Siliconware Technology (Suzhou) Limited (Siliconware Technology), a 100% owned subsidiary of SPIL Cayman, was incorporated in February 2002 to engage in the design and manufacture of transistor and electronic component. As of December 31, 2003, the issued capital of Siliconware Technology was US$13,500,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements and the reported amount of revenue, costs of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2003 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$33.99 to US$1.00, the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2003. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term Investments in Stocks

A.	Long-term equity investments in which the Company owns less than 20% of the voting rights of the investee company are accounted for (a) at cost, if the investee company is not listed or (b) at the lower of cost or market value, if the investee company is listed. Allowance for the unrealized loss under this method is shown in stockholders’ equity. When it becomes evident that there has been a permanent impairment in value and the chance of recovery is minimal, loss is recognized in the current year’s income. However, if there is evidence that the Company has significant influence over the investee company, the investment is accounted for under the equity method.

B.	Long-term equity investments in which the Company owns at least 20% of the voting rights of the investee company are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company, in which case, the investment is accounted for as indicated in A above. The excess of the acquisition cost over the investee’s net book value is capitalized and amortized over 10 years.

C.	The Company delays recognition of investment income (loss) on long-term equity investments in which the Company owns less than 50% of the voting rights of the investee company, if the financial statements of the investee for the same period are not available in time. The Company consistently recognizes the investment income (loss) in the subsequent year based on prior year’s weighted average share holdings in the investee. However, if the investee meets certain criteria set by the ROC Securities and Futures Commission (SFC) in the “Rule Governing the Preparation of Financial Statements of Securities Issuers”, delay in recognition of income (loss) is not permitted.

D.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income or expense over the assets’ economic service lives. Profit (loss) from other types of intercompany transactions is recognized when realized.

E.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted first to capital reserve. If capital reserve amount is insufficient, the effect is then charged to retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized by the Company and is included in the stockholders’ equity as “Cumulative Translation Adjustment.”

Long-term Investments in Bonds

Long-term investments in bonds are recorded at amortized cost, which is the par value after adjustment by the unamortized premium or discount.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred relating to the acquisition and construction of property, plant and equipment is capitalized and depreciated accordingly.

Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus one additional year as salvage value. Salvage value of fixed assets which are still in use after their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of the fixed assets are 3 to 15 years, except for buildings, which are 35 to 55 years.

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

Convertible Bonds

A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of redemption period.

B.	When a bondholder exercises its conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

C.	The related issuance costs for convertible bonds are recorded as deferred charges, and are amortized over the period of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder failed to exercise its redemption right during the redemption period. The balance of the compensation interest payable is amortized over the period from the date following the redemption period to the maturity date using the effective interest method.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Siliconware Technology has a funded defined contribution plan covering certain employees who are qualify as permanent resident of Suzhou. According to the retirement plan, Siliconware Technology contributes monthly an amount equal to certain percentage of the employees’ monthly salaries and wages to the Bureau of Social Insurance and recognizes as pension expense. The employees are entitled to the retirement benefit after 15 years of service.

Income Tax

A.	In accordance with ROC FAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as income tax assets or liabilities using the assets and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent items and are presented on the financial statements at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	Income tax effect resulting from temporary differences and investment tax credits is recorded as income tax assets or liabilities using the assets and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent items and are presented on the financial statements at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

C.	The Company adopted ROC FAS No. 12 “Accounting for Investment Tax Credits” in determining the investment tax credit. The investment tax credits relating to the acquisition cost of qualifying machinery and technology, qualifying research and development, qualifying personnel training and qualifying investments in significant technology companies are recognized as income tax adjustment in the period the tax credits arise.

D.	Over or under provisions of prior years’ income tax liabilities are included in the current year’s income tax expense.

E.	The Taiwan imputation tax system requires that any undistributed earnings be subject to an additional 10% corporate income tax which is recognized as expense at the time the stockholders resolve to retain the earnings.

Revenue Recognition

Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured.

Research and Development

Costs incurred by the Company in research and development activities are expensed as incurred.

Treasury Stock

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	Treasury stock, representing issued stock reacquired by the Company for cash, is stated at cost, and is presented as a deduction under stockholders’ equity.

B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, using the weighted average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve arised from treasury stock and the remainder, if any, is charged against retained earnings.

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

3.	Effects of Changes in Accounting Principle

The recognition of investment income (loss) for ChipMOS Technologies Inc., (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period prior to 2002. Commencing from January 1, 2002, with the approval from ROC SFC, the Company delays the recognition of investment income (loss) for ChipMOS until the subsequent year. The delay of recognition of investment income (loss) does not have a cumulative effect to retained earnings as of January 1, 2002.

4.	Cash and Cash Equivalents

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Cash
Cash on hand	2,355	2,271
Saving accounts	337,900	785,758
Checking accounts	75,388	334,673
Time deposits	5,554,003	7,452,532

	5,969,646	8,575,234
Cash equivalent
Commercial paper	—	3,627,367

	5,969,646	12,202,601

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2003, the interest rates for time deposits ranged from 1.01% to 5% and from 0.5% to 2.35%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Accounts Receivable

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Accounts receivable	4,159,974	5,377,198
Less: Allowance for sales discounts	(29,262)	(56,556)
Allowance for doubtful accounts	(7,928)	(9,369)

	4,122,784	5,311,273

6.	Inventories

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Raw materials and supplies	1,325,087	1,644,032
Work in process	125,550	183,949
Finished goods	90,075	127,180

	1,540,712	1,955,161
Less: Allowance for loss on obsolescence and decline in market value of inventory	(168,105)	(58,195)

	1,372,607	1,896,966

7.	Long-term Investments

A.	Details of long-term investments are summarized as follows:

	As of December 31,
	2002		2003
		Percentage		Percentage
		of		of
Investee company	Amount	ownership	Amount	ownership
	NT$’000		NT$’000
Equity method:
Sigurd Microelectronics Corp.	524,820	33.58%	520,843	27.36%
Double Win Enterprise Co., Ltd.	122,400	24.14%	120,563	24.14%
ChipMOS Technologies Inc.	3,116,299	28.73%	2,748,559	28.73%
Universal Communication Technology Inc.	322,586	42.82%	266,888	42.82%
Artest Corporation	208,500	30.09%	47,569	30.09%
Taiwan Hi-tech Corporation	118,446	38.75%	115,995	38.53%

	4,413,051		3,820,417

Cost method:
Phoenix Precision Technology Corporation	1,087,794	17.48%	1,129,402	14.53%
ThaiLin Semiconductor Corp.	216,420	5.43%	216,420	4.75%
King Yuan Electronics Co., Ltd.	—	—	910,270	9.45%
Unimicron Technology Corp.	164,122	1.62%	—	—
Others	479,784	—	310,157	—

	1,948,120		2,566,249

	6,361,171		6,386,666

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2002		2003
		Percentage		Percentage
		of		of
Investee company	Amount	ownership	Amount	ownership
	NT$’000		NT$’000
Prepayment for long-term investment:
King Yuan Electronics Co., Ltd.	899,540		—

	7,260,711		6,386,666
Allowance for loss on long-term investments	(302,780)		—

	6,957,931		6,386,666

B.	The recognition of investment income (loss) for ChipMOS Technologies Inc. (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period in 2001 and before. Commencing from January 1, 2002, with the approval from ROC Securities and Futures Commission, recognition of investment income (loss) has been delayed until the subsequent year for ChipMOS. Therefore, the Company recognized investment loss of NT$365.7 million for the year ended December 31, 2003 based on ChipMOS’ audited financial statement for the year ended December 31, 2002. The Company did not recognize investment loss for ChipMOS for the year ended December 31, 2002.

C.	During 2002, the Company made an investment in Universal Communication Technology Inc. (“Universal”), an investee accounted for under the equity method. The Company’s investment in Universal consists of cumulative preferred stock and common stock, both with voting right. The holders of the preferred stock are entitled to receive cumulative dividends at the rate of 10% per annum. In the event of any liquidation of the investee, the holders of the preferred stock shall be entitled to receive, in preference to the holders of the common stock, an amount equal to original investment amount plus any undeclared and unpaid million dividends. The recognition of investment income (loss) for Universal has been delayed until the subsequent year. Commencing from January 2003, the Company recognizes the investment income (loss) for Universal based on the financial statements of the investee for the same period. For the year ended December 31, 2003, the Company recognized investment income of NT$15.5 million for preferred stock in accordance with the preference of the preferred stock of Universal and recognized investment loss of NT$62.1 million for common stock based on the audited financial statements of the investee company for the years ended December 31, 2002 and 2003. The Company did not recognize investment loss for Universal for the year ended December 31, 2002.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Recognition of investment income (loss) has been consistently delayed until the subsequent year for Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd. Accordingly, the combined investment income of NT$1.7 million, investment loss of NT$15.0 million and investment income of NT$3.0 million for investments in these two companies for the years ended December 31, 2001, 2002 and 2003, were based on the audited financial statements of the investee companies for the years ended December 31, 2000, 2001 and 2002, respectively.

E.	For the years ended December 31, 2001, 2002 and 2003, the Company recognized investment loss of NT$433.5 million, investment income of NT$69.2 million and NT$69.6 million, respectively, for other investees accounted for under equity method which was based on the investee companies’ audited financial statements for the years ended December 31, 2001, 2002 and 2003, respectively.

F.	For Artest Corporation, the Company owns non-cumulative preferred stock with voting right. According to ROC FAS No. 5, “Accounting For Long-term Investments”, the recognition of investment income (loss) for investments in preferred stock are based on the right to the earning distribution. Since the preferred stock is non-cumulative, investment income (loss) is recognized upon dividend declaration. No dividend was declared in 2000, 2001 and 2002. Therefore, no investment income was recognized in 2001, 2002 and 2003. However, for the years ended December 31, 2003, Artest Corporation, has incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$157.3 million on this long-term equity investment to write off the carrying value of the investment to its fair value.

G.	On December 25, 2001, the shareholders of Caesar Technology Inc. resolved to liquidate the investee company. The Company expects that no proceeds will be obtained after the liquidation. Therefore, the Company wrote off the investment in the year ended December 31, 2001.

H.	Details of long-term investments in bonds are summarized as follows:

	December 31,
	2002		2003
	Amount	Market value	Amount	Market value
	NT$’000	NT$’000	NT$’000	NT$’000
United Microelectronics Corporation exchangeable bonds	346,350	326,539	346,350	361,742
Phoenix Precision Technologies Corporation convertible bonds	—	—	295,000	588,968
ThaiLin Semiconductor Corp. convertible bonds	283,100	267,190	—	—

	629,450	593,729	641,350	950,710

As of December 31, 2001, 2002 and 2003, the unamortized premium for long-term investments in bonds is $0.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The main terms of the issue of United Microelectronics Corporation exchangeable bonds are as follows:

Maturity: May 10, 2007

Interest rate: 0%

Redemption period: The bondholders may redeem the bonds on February 10, 2005 at 100% of the face value.

Exchangeable period: The bondholders may exchange the bonds for the common share of AU Optronics Corp. from June 19, 2003 to April 10, 2007.

Exchangeable ratio: The bondholders may exchange the bonds for common shares of AU Optronics Corp. at 5,838.389 shares per bond, denominated at US$ 10,000 per bond.

The main terms of the issue of Phoenix Precision Technologies Corporation convertible bonds are as follows:

Maturity: May 26, 2008

Interest rate: 0%

Redemption period: The bondholders may redeem the bonds on May 26, 2006 at 104.57% of the principal amount, on May 26, 2007 at 106.14% of the principal amount, or on May 26, 2008 at the principal amount.

The main terms of the issue of ThaiLin Semiconductor Corp. convertible bonds are as follows:

Maturity: July 4, 2006

Interest rate: 0%

Redemption period: The bondholders may redeem the bonds on July 4, 2004 at annual yield rate of 4.75% or on July 4, 2004 at annual yield rate of 5.25%.

8.	Property, Plant and Equipment

	As of December 31, 2002
		Accumulated
	Cost	depreciation	Book value
	NT$’000	NT$’000	NT$’000
Land	2,094,494	—	2,094,494
Buildings	4,809,439	(879,679)	3,929,760
Machinery and equipment	27,794,516	(12,166,179)	15,628,337
Utility equipment	431,316	(174,206)	257,110
Furniture and fixtures	355,599	(171,641)	183,958
Other equipment	1,111,815	(425,920)	685,895
Construction in progress and prepayments for equipment	1,114,832	—	1,114,832

	37,712,011	(13,817,625)	23,894,386

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2003
		Accumulated
	Cost	depreciation	Book value
	NT$’000	NT$’000	NT$’000
Land	2,128,476	—	2,128,476
Buildings	5,368,157	(1,121,315)	4,246,842
Machinery and equipment	30,072,783	(15,488,964)	14,583,819
Utility equipment	535,180	(231,821)	303,359
Furniture and fixtures	411,907	(220,281)	191,626
Other equipment	1,166,431	(545,041)	621,390
Construction in progress and prepayments for equipment	2,326,759	—	2,326,759

	42,009,693	(17,607,422)	24,402,271

For the years ended December 31, 2001, 2002 and 2003, total interest expense amounted to NT$663.9 million, NT$605.2 million and NT$414.6 million, respectively, of which NT$8.2 million, NT$84.1 million and NT$39.5 million was capitalized to property, plant and equipment, respectively. The interest rates used to calculate the capitalized interest was 3.84%, ranged from 4.04% to 4.94% and from 2.92% to 4.54% for the years ended December 31, 2001, 2002 and 2003, respectively.

9	Other Assets — Others

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Land	108,087	108,087
Land use right	40,957	94,671
Others	73,104	33,975

	222,148	236,733

As of December 31, 2003, SPIL designated one of its officers to purchase the parcel of land, Da-Pu-Chu No. 123-2, and registered the title of the land under the officer’s personal name. The land purchase has been completed and SPIL had made payments for the purchase. SPIL entered into a trust contract with the designated officer, which provides the land use right for nil consideration to SPIL. The trust contract prohibits the title owner from transferring the title of the land and land use right under any circumstances.

10.	Other Payables

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Other payables — property, plant & equipment	482,790	1,170,337
Other	223,540	322,164

	706,330	1,492,501

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Bonds Payable

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Euro convertible bonds payable	6,961,000	6,804,000
Secured bonds payable	800,000	800,000
Add: Compensation interest payable	186,857	384,979

	7,947,857	7,988,979
Less: Current portion of long-term bonds payable	—	(7,188,979)

	7,947,857	800,000

A.	On July 21, 1997, SPIL issued seven-year (from July 21, 1997 to July 21, 2004) Euro Convertible bonds amounting to US$138,000,000 on the Luxembourg Stock Exchange. The interest rate on these bonds is 0.5% per annum, net of withholding tax. As of December 31, 2002, SPIL redeemed and cancelled the bonds at the principal amount of US$ 135,525,000; the remainder of the bonds at the principal amount of US$2,475,000 has been converted into 1,225,000 shares. SPIL recognized gain on redemption amounting to NT$16.8 million for the year ended December 31, 2002, which was shown as other non-operating income.

B.	On January 28, 2002, SPIL issued five-year (from January 28, 2002 to January 28, 2007) Euro Convertible bonds amounting to US$200,000,000 with zero interest rate on the Luxembourg Stock Exchange. Main terms of the issue are as follows:

(1)	SPIL may redeem the bonds at any time on or after July 29, 2004 and prior to December 29, 2006 at their principal amount together with accrued interest, if (i) the market price of the shares of SPIL for 20 out of 30 consecutive trading days is at least 130% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Repurchase at the option of the bondholders:

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

The conversion price was established on the issuance date at NT$32.9 (in dollars) per share. The conversion price will be subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilution. As of December 31, 2003, the conversion price was NT$32.9 (in dollars) per share.

C.	In January 2002, SPIL issued NT$800.0 million of three-year secured bonds. The interest rate on these bonds is 2.7% per annum. Main terms of the bonds payables are as follows:

				Interest
Nature of bonds	Date issued	Maturity date	Amount	payment date
			NT$’000
Secured bonds payable	January 16, 2002	January 16, 2005	300,000	January 16 each year
Secured bonds payable	January 17, 2002	January 17, 2005	300,000	January 17 each year
Secured bonds payable	January 18, 2002	January 18, 2005	200,000	January 18 each year

12.	Long-term Loans

		As of December 31,
Nature of loans	Repayment period	2002	2003
		NT$’000	NT$’000
Secured loans	Repayable in 13 quarterly installments from December 2000	106,400	—
Secured loans	Repayable in 15 quarterly installments from December 2001	266,000	—
Secured loans	Repayable in 15 quarterly installments from March 2002	1,466,520	933,240
Secured loans	Repayable in 8 semi-annual installments from April 2002	750,000	496,000
Secured loans	Repayable in 7 semi-annual installments from June 2002	2,299,920	1,379,840
Secured loans	Repayable in January 2005	1,170,000	1,170,000
Credit loans	Repayable in 4 semi-annual installments from December 2004	—	4,800,000
Commercial paper	Repayable in January 2005	1,500,000	1,500,000

		As of December 31,
Nature of loans	Repayment period	2002	2003
		NT$’000	NT$’000
Commercial paper	Repayable in January 2005	1,500,000	1,500,000
Commercial paper	Repayable in 7 semi-annual installments from October 2002	750,000	500,000
Credit loans	Repayable in October and November 2005	62,885	62,885
Credit loans	Repayable in October and November 2006	—	328,638

		8,371,725	11,170,603
Less: Current portion of long-term loans		(2,166,160)	(3,153,360)
Discount on commercial paper		(10,464)	(4,079)

		$6,195,101	$8,013,164

Interest rates		2.75%-4.94%	1.72%-4.54%

The loan agreements require, among other things, the maintenance of specific financial covenants and consent by the banks on important transactions, such as merger, changes in operations and asset transfer.

13.	Pension Plan and Net Pension Cost

A.	Substantially all of the regular employees of SPIL are covered by SPIL’s pension plan. Under the funding policy of the plan, SPIL contributes monthly an amount equal to 5% of the employees’ monthly salaries and wages to the pension fund deposited with the Central Trust of China, the custodian. Pension benefits are generally based on service years (two units earned per year for the first 15 years of service, with one unit for each additional year of service with a maximum of 45 units). One unit represents the six-month average wages or salaries before the retirement of the employee. Retirement benefits are paid from the pension fund.

B.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for SPIL’s defined benefit pension plan:

Assumptions used in actuarial calculations as of December 31,

	2001	2002	2003
Discount rate	6.25%	5.00%	4.00%
Long-term rate of compensation increase	5.00%	3.50%	2.00%
Expected return on plan assets	6.25%	5.00%	4.00%

	2002	2003
	NT$’000	NT$’000
Vested benefit	(4,323)	(6,524)

Vested benefit obligation	(4,241)	(6,466)

Accumulated benefit obligation	(506,998)	(659,704)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in benefit obligation during the period to December 31:

	2002	2003
	NT$’000	NT$’000
Projected benefit obligation at January 1	(533,247)	(687,492)
Service cost	(79,402)	(100,276)
Interest cost	(26,662)	(27,500)
Loss on projected benefit obligation	(48,905)	(233,748)
Benefits paid	724	2,120

Projected benefit obligation at December 31	(687,492)	(1,046,896)

Changes in plan assets during the period to December 31:

	2002	2003
	NT$’000	NT$’000
Fair value of plan assets at January 1	437,991	551,988
Actual return on plan assets	10,839	8,427
Employer contributions	103,882	112,101
Benefits paid	(724)	(2,120)

Fair value of plan assets at December 31	551,988	670,396

Funded Status at December 31:

	2002	2003
	NT$’000	NT$’000
Fair value of plan assets	551,988	670,396
Projected benefit obligation	(687,492)	(1,046,896)

Funded status	(135,504)	(376,500)
Unrecognized transition assets	(7,303)	(6,390)
Unrecognized net actuarial loss	145,134	388,716

Prepaid pension expense	2,327	5,826

Amounts recognized in balance sheet at December 31:

	2002	2003
	NT$’000	NT$’000
Prepaid pension expense	2,327	5,826

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of net periodic cost for the period ended December 31:

	2001	2002	2003
	NT$’000	NT$’000	NT$’000
Service cost	85,960	79,402	100,276
Interest cost	33,552	26,662	27,500
Expected return on plan assets	(24,802)	(21,899)	(22,080)
Recognition of transition assets	(913)	(913)	(913)
Recognition of actuarial loss	4,761	1,676	3,819

Net periodic cost	98,558	84,928	108,602

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan assets

As of December 31, 2002 and 2003, the plan assets consist of all cash deposited with the Central Trust of China.

14.	Capital Stock

A.	As of December 31, 2003, the authorized capital of SPIL was NT$26,000 million, represented by 2,600,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2003, issued common stock was NT$18,851.8 million, represented by 1,885,173,700 shares, of which 8,548,000 shares have been purchased by the Company as treasury stock.

B.	Of these outstanding shares, 111.0 million shares are outstanding in the form of American Depositary Shares (“ADSs”), totaling 22.2 million ADSs at December 31, 2003. Each ADS was issued in respect of five shares of common stock of SPIL. Main terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights

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

(2)	Distribution of Dividends

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

C.	In July 2002, the Board of directors of SPIL resolved to issue up to 40,000 units of employee stock option. Each unit of employee stock option is entitled to subscribe 1,000 shares of SPIL’s common stock with exercise price of NT$15.6 (in dollars) to NT$16.3 (in dollars) per share. SPIL has to issue additional 40,000,000 shares of common stock if all of the employee stock options are exercised. The exercise price of the employee stock option is subject to adjustment for distribution of cash dividend or changes in capital stock in accordance with certain formula. The granted employee stock option expires in five years and will be exercisable in certain percentage annually after two years of service in accordance with the employee stock option plan.

(1)	For the year ended December 31, 2003, details of the employee stock option granted, exercised and canceled and exercise price of the employee stock option are as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Number of
	Available	employee	Weighted average
	for grant	stock option	exercise price
			(in dollars)
Outstanding option at the beginning of the year	40,000	—	NT$	—
Number of option granted	(40,000)	40,000		15.66
Number of option canceled/surrendered	2,489	(2,489)		15.60

Outstanding option at the end of the period		37,511		15.67

(2)	As of December 31, 2003, the details of the outstanding employee stock option are as follows:

Outstanding exercisable
Outstanding employee stock option				employee stock option
Weighted
		average	Weighted		Weighted
		remaining	average		average
Exercise price	Unit of option	contractual life	exercise price	Unit of option	exercise price
(in dollars)			(in dollars)		(in dollars)
NT$15.6~NT$16.3	37,511	4.13 Years	NT$15.67	—	—

15.	Capital Reserve

A.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds or from donation shall be exclusively used to cover accumulated deficit or be transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficit. The capital reserve can only be used to cover accumulated deficit when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks can only be transferred to capital once every year. The transfer of capital reserve to capital can not be made in the year the company issued new shares and the amount to be capitalized is subject to certain limitation.

16.	Retained Earnings (Accumulated Deficit)

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Offset prior years’ operating losses, if any;

(2)	Pay all taxes and dues;

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside 2% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After deducting items (1), (2), (3), and (4) above from the current year’s earnings, any portion of the remaining amount may be allocated as follows: 10% as employees’ bonus; and 90% as stockholders’ dividend.

(6)	The distribution of (5) above shall be made in accordance with the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

As of February 5, 2004, the Board of Directors of SPIL has not resolved the distribution of the year 2003 earnings. Therefore, any information in relation to the year 2003 earnings will be posted to the website of the Taiwan Stock Exchange after the Board’s resolution and the stockholders’ approval is obtained. SPIL did not distribute earnings in 2003 and 2002.

The appropriation for legal reserve can only be used to offset deficit or increase capital. The legal reserve can be used to increase capital only when reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the excess portion of the reserve.

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

B.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. This 10% additional tax on undistributed earnings paid by the company can be used as tax credit by the stockholders, including foreign stockholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the company’s corporate income tax as tax credit against its individual income tax liability effective 1998. As of December 31, 2003, the undistributed earnings of SPIL derived on or after January 1, 1998 was NT$2,918.6 million.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003, the balance of the stockholders’ imputation tax credit of SPIL was $3.1 million. The ratio of stockholders’ imputation tax credit to undistributed earnings is approximately 0.11%. However, the actual stockholders’ imputation ratio is subject to change since the actual stockholders’ tax credit ratio is based on the ratio of the dividend allocation date.

17.	TREASURY STOCK

	2003
Reason for acquisition	Beginning	Additions	Reductions	Ending
	Number of Shares (in thousand)
Transfer to employees	31,505	—	(22,957)	8,548

	2002
Reason for acquisition	Beginning	Additions	Reductions	Ending
	Number of Shares (in thousand)
Transfer to employees	32,412	—	(907)	31,505

A.	According to the ROC Securities Exchange Act, the number of outstanding treasury shares shall not exceed 10% of the total shares of common stocks issued by the company. The cost of the outstanding treasury stock shall not exceed the total of retained earnings, paid-in capital in excess of par value and capital reserve from donation. In addition, treasury stock shall not be used as collateral and shall not have the stockholders’ rights until transferred.

B.	As of December 31, 2002 and 2003, SPIL’s treasury stock amounted to NT$548.7 million and NT$150.1 million, respectively, representing by 31,505,000 shares and 8,548,000 shares, respectively, which should be sold to SPIL’s employees within three years from the date of acquisition. Any unsold treasury stock after three years shall be considered as unissued shares, and shall be charged against contributed capital and capital reserve.

C.	As of December 31, 2002 and 2003, SIC, a consolidated subsidiary of SPIL, held 27,016,000 shares of SPIL’s common stock, with acquisition cost of NT$794.2 million, which was shown as treasury stock.

18.	Income Tax

SPIL and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax benefit is as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2001	2002	2003
	NT$’000	NT$’000	NT$’000
Income tax expense (benefit) per book calculated at the statutory tax rate (25%)	(368,269)	70,373	550,877
Tax exempt income and other permanent differences (A), (F)	218,035	(149,813)	217,377
Loss carryforward	(67,369)	—	—
Investment tax credits (E)	(828,443)	(281,438)	(720,436)
Prior year’s (over) under provision	(12,423)	47,074	(10,282)
Tax on interest income separately taxed	—	709	873
Allowance on (reversal of) deferred tax assets (B), (C)	762,836	165,045	(677,818)

Income tax benefit for current year	(295,633)	(148,050)	(639,409)
Additional 10% tax on undistributed earnings	13,023	2,686	3,117

Income tax benefit	(282,610)	(145,364)	(636,292)
Net change of deferred tax assets	270,956	196,413	631,184
Adjustment of prior year’s over (under) provision	12,423	(47,074)	10,282
Tax on interest income separately taxed	—	(709)	(873)
Prepaid income taxes	(26,932)	(19,359)	(7,725)
Subsidiary’s tax payable	(702)	(3,088)	(4,255)

Income tax refund	(26,865)	(19,181)	(7,679)

Income tax payable carried over from prior years	—	50,162	40,608

A.	As of December 31, 2001, 2002 and 2003, significant portion of the permanent differences derived from compensation interest on bond payable, gain on disposal of investments and long-term investments income (loss) accounted for under the equity method, which is exempted from income tax.

B.	As of December 31, 2002 and 2003, deferred tax assets and liabilities were as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2002	2003
	NT$’000	NT$’000
Deferred tax assets — current	675,082	535,402
Deferred tax liability — current	—	(46,880)

	675,082	488,522
Less: Allowance for deferred tax assets	(631,476)	(25,372)

	43,606	463,150

Deferred tax assets — noncurrent	2,203,289	2,428,765
Deferred tax liability — noncurrent	(210,093)	(242,101)

	1,993,196	2,186,664
Less: Allowance for deferred tax assets	(823,056)	(804,884)

	1,170,140	1,381,780

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	The details of deferred tax assets and liabilities as of December 31, 2002 and 2003 are as follows:

	December 31, 2002		December 31, 2003
	Amount	Tax Effect	Amount	Tax Effect
	NT$’000	NT$’000	NT$’000	NT$’000
Current:
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventory	168,105	36,781	58,231	14,558
Unrealized foreign currency exchange gain arising from bonds payable	—	—	(187,519)	(46,880)
Compensation interest from bonds payable	—	—	390,498	97,625
Unrealized sales allowance	—	—	56,556	14,139
Others	31,191	6,825	44,321	11,080
Investment tax credits		631,476		398,000

		675,082		488,522
Allowance for deferred tax assets		(631,476)		(25,372)

		43,606		463,150

Noncurrent:
Temporary differences
Unrealized loss on long-term investments	1,341,245	295,804	664,403	166,101
Depreciation expense	(1,024,466)	(204,893)	(968,405)	(242,101)
Unrealized foreign currency exchange gain arising from bonds payable	(23,768)	(5,200)	—	—
Others	21,505	4,705	142,724	35,681
Loss carryforward	1,450,557	362,639	1,190,242	297,560
Investment tax credits		1,540,141		1,929,423

		1,993,196		2,186,664
Allowance for deferred tax assets		(823,056)		(804,884)

		1,170,140		1,381,780

Valuation allowance for deferred tax assets relates primarily to unrealized loss on long-term investments and allowance for investment tax credits received in connection with SPIL’s investment in qualifying investments in significant technology companies and acquisition of qualifying machinery and equipment.

D.	The income tax returns of SPIL and SIC through 2001 have been assessed and approved by the Tax Authority.

E.	According to the income tax regulation of the People Republic of China applied to qualifying foreign investment production enterprise, Siliconware Technology is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction, commencing from the first cumulative profit-making year net of losses carried forward. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities of an application filed by the investor, be refunded forty percent of the income tax already paid in relation to the reinvested amount. As of December 31, 2003, Siliconware Technology is still suffering accumulated deficit.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F.	As of December 31, 2003, the Company’s unused portion of investment tax credits under the “Statue for Up-Grading of Industries”, were as follows:

	Deductible	Unused
Nature of Investment Tax Credits	Amount	Amount	Expiration Year
	NT$’000	NT$’000
Acquisition costs of qualifying machinery and equipment	1,754,775	1,754,775	2004 to 2007
Qualifying research and development expenditure	457,174	457,174	2004 to 2007
Qualifying investments in significant technology companies	109,294	109,294	2004 to 2007

	2,321,243	2,321,243

G.	SPIL is exempted from income tax for revenues arising from the assembling of certain integrated circuit products under the “Statute for Up-Grading of Industries”, for five years through December 2002.

H.	As of December 31, 2003, the details of loss carryforwards are as follows:

Year	Loss carryforwards	Status of filing	Year of expiration
2001	22,654	Assessed	2006
2002	1,167,588	Filing amount	2007

	1,190,242

19.	(Loss) Earnings Per Share

For the year ended December 31, 2001
			Weighted	Earnings per share
average
	Loss		outstanding	Loss
	before tax	Net loss	common stock	before tax	Net loss
	NT$’000	NT$’000	(in thousands)	NT$	NT$
Basic loss per share
Net loss	(1,481,637)	(1,183,211)	1,846,975	(0.80)	(0.64)

For the year ended December 31, 2002
			Weighted	Earnings per share
average
	Income		outstanding	Income
	before tax	Net income	common stock	before tax	Net income
	NT$'000	NT$'000	(in thousands)	NT$	NT$
Basic earnings per share
Net income	279,831	425,195	1,825,935	0.15	0.23

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2003
			Weighted	Earnings per share
			average
	Income		outstanding	Income
	before tax	Net income	common stock	before tax	Net income
	NT$’000	NT$’000	(in thousands)	NT$	NT$
Basic earnings per share
Net income	2,202,424	2,838,716	1,836,785	1.20	1.55

Dilutive effect of Euro convertible bonds	52,384	39,288	212,340

Diluted Earnings per share	2,254,808	2,878,004	2,049,125	1.10	1.40

The weighted average treasury stock held by SPIL and the subsidiary has been deducted in the calculation of weighted average outstanding common stock for the years ended December 31, 2001, 2002 and 2003.

20.	PERSONNEL COSTS, DEPRECIATION AND AMORTIZATION

	For the year ended December 31, 2001
Nature of cost	Operating cost	Operating expense	Total
	NT$’000	NT$’000	NT$’000
Personnel Cost
Payroll	1,740,870	605,656	2,346,526
Labor and health insurance	136,293	49,710	186,003
Pension expense	72,273	31,339	103,612
Others	156,337	31,991	188,328

	2,105,773	718,696	2,824,469

Depreciation	3,895,231	162,498	4,056,783

Amortization	151,555	99,715	251,270

	For the year ended December 31, 2002
Nature of cost	Operating cost	Operating expense	Total
	NT$’000	NT$’000	NT$’000
Personnel Cost
Payroll	2,543,907	759,584	3,303,491
Labor and health insurance	176,355	55,549	231,904
Pension expense	67,222	22,957	90,179
Others	211,060	35,627	246,687

	2,998,544	873,717	3,872,261

Depreciation	4,450,637	124,785	4,575,422

Amortization	152,284	129,207	281,491

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31, 2003
Nature of cost	Operating cost	Operating expense	Total
	NT$’000	NT$’000	NT$’000
Personnel Cost
Payroll	2,901,902	777,646	3,679,548
Labor and health insurance	199,009	59,358	258,367
Pension expense	85,843	28,431	114,274
Others	231,629	43,782	275,411

	3,418,383	909,217	4,327,600

Depreciation	4,746,598	107,960	4,854,558

Amortization	178,074	94,748	272,822

21.	Related Party Transactions

A.	Name and Relationship with Related Parties

Names of Related Parties	Relationship with the Group
ChipMOS Technologies Inc.	Investee company accounted for under the equity method
Sigurd Microelectronics Corp.	Investee company accounted for under the equity method
Universal Communication Technology Inc.	Investee company accounted for under the equity method
Phoenix Precision Technology Corporation	Same chairman of the board
Caesar Technology Inc. (Note 1)	Investee company accounted for under the equity method

Note 1: The shareholders of the investee resolved to liquidate the investee on December 25, 2001. Therefore, the Company wrote off the investment in 2001.

B.	Significant Transactions with Related Parties

(1)	Sales to related parties

	For the years ended December 31,
	2001		2002		2003
		Percentage		Percentage		Percentage
		of net		of net		of net
	Amount	sales	Amount	sales	Amount	sales
	NT$’000%		NT$’000%		NT$’000%
ChipMOS Technologies Inc.	3,886	—	—	—	101,960	—
Others	5,644	—	—	—	—	—

	9,530	—	—	—	101,960	—

The selling prices and collection terms offered to the related parties were generally comparable to those offered to non-related parties. The collection

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

period is approximately three months from the date of sale.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Purchases of inventory from related parties

	For the years ended December 31,
	2001		2002		2003
		Percentage		Percentage		Percentage
		of net		of net		of net
	Amount	purchases	Amount	purchases	Amount	purchases
	NT$’000%		NT$’000%		NT$’000%
Phoenix Precision Technology Corporation	1,353,917	19	1,716,348	16	2,610,008	19
Others	7,497	—	428	—	—	—

	1,361,414	19	1,716,776	16	2,610,008	19

The purchase price and payment term provided by related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase.

(3)	Accounts Receivable

	December 31, 2002		December 31, 2003
		Percentage		Percentage
		of accounts		of accounts
	Amount	receivable	Amount	receivable
	NT$’000%		NT$’000%
ChipMOS Technologies Inc.	—	—	4,634	—

(4)	Accounts payable

	December 31, 2002		December 31, 2003
		Percentage		Percentage
		of accounts		of accounts
	Amount	payable	Amount	payable
	NT$’000%		NT$’000%
Phoenix Precision Technology Corporation	194,994	14	301,496	14

(5)	Property Transactions

For the year ended December 31, 2001 and 2002, SPIL purchased machinery and equipment from Caesar Technology Inc. amounting to NT$70.6 million and NT$59.5 million (tax excluded), respectively.

22.	Assets Pledged as Collaterals

As of December 31, 2002 and 2003 the following assets have been pledged as collateral against certain obligations of the Company:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Book Value
Assets	2002	2003	Subject of collateral
	NT$'000	NT$'000
Buildings	1,420,094	1,377,197	Long-term loans and bonds payable
Machinery and other equipment	7,671,251	4,903,444	Long-term loans
Time deposits (shown in other financial assets — current)	431,600	172,000	Guarantees for custom duties and commercial paper

	9,522,945	6,452,641

23.	Commitments and Contingencies

A.	As of December 31, 2003, the Company’s unused letters of credit for imported machinery and equipment were approximately NT$729.7 million.

B.	SPIL and its subsidiaries entered into agreements with third parties to construct the plant for expansion of operations amounting to NT$961.0 million. As of December 31, 2003, the Company has outstanding obligations of approximately NT$434.3 million related to these contracts.

C.	SPIL entered into contracts with six foreign companies for the use of certain technologies and patents related to packaging system of integrated circuit products. SPIL agreed to pay royalty fees based on the total number of certain products sold. Four of the contracts are valid until December 2007, November 2009, December 2010 and January 2011, respectively. For the other two contracts, one is valid through when all patents included in the contract expire, the other is valid until both parties agree to terminate the contract.

24.	Subsequent Event

Following the approval of the Board of Directors, SPIL issued the third Euro convertible bonds in the amount of US$200,000,000 on February 5, 2004 to purchase equipment and raw material. The proceed from this offering is approximately NT$6,646.0 million. The initial conversion price is NT$47.035 (in dollars) per share. The estimated conversion shares, if fully converted based on the initial conversion price, will be 141,979,377 shares.

25.	Other

A.	Disclosure on Financial Instruments

	As of December 31, 2002
	Book Value	Fair Value
	NT$'000	NT$'000
Non-derivative financial instruments
Financial Assets
Financial assets with book value equal to fair value (1)	10,947,904	10,947,904
Short-term investment	47,736	42,200

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2002
	Book Value	Fair Value
	NT$'000	NT$'000
Long-term investments in stocks (2)	6,957,931	7,098,212
Long-term investments in bonds (2)	629,450	593,729

	18,583,021	18,682,045

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2002
	Book Value	Fair Value
	NT$'000	NT$'000
Financial Liabilities
Financial liabilities with book value equal to fair value (1)	5,867,569	5,867,569
Bonds payable (3)	7,949,857	6,647,755
Long-term loans (4)	6,195,101	6,195,101
Prepaid pension expense (5)	(2,327)	135,504

	20,010,200	18,845,929

	As of December 31, 2003
	Book Value	Fair Value
	NT$'000	NT$'000
Non-derivative financial instruments
Financial Assets
Financial assets with book value equal to fair value (1)	17,991,992	17,991,992
Short-term investment	7,989	7,771
Long-term investments in stocks (2)	6,386,666	9,292,064
Long-term investments in bonds (2)	641,350	950,710

	25,027,997	28,242,537

	As of December 31, 2003
	Book Value	Fair Value
	NT$'000	NT$'000
Financial Liabilities
Financial liabilities with book value equal to fair value (1)	8,761,492	8,761,492
Bonds payable (3)	7,988,979	8,938,741
Long-term loans (4)	8,013,164	8,013,164
Prepaid pension expense (5)	(5,826)	376,500

	24,757,809	26,089,897

(1)	Financial assets and liabilities with book value equal to fair value are cash and cash equivalents, notes receivable, accounts receivable, other financial assets — current, refundable deposits, short-term loans, commercial paper, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term loans and other current liabilities because of their short maturities.

(2)	The fair value of short-term and long-term investments in stock and long-term investment in bonds is based on the market value of short-term and long-term investments. If the market value of short-term and long-term investments is unavailable, the net equities of the investee companies or other financial information is used as fair value.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	The fair value of bonds payable is based on market value.

(4)	The book value of long-term loans is used as fair value because the loans bear floating interest rate.

(5)	The fair value of prepaid pension expense is equal to the funded status as shown in the actuarial report measured at December 31, 2002 and 2003, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Eliminated transactions between parent company and subsidiaries

	Name of the counter party and amount
	Siliconware	Siliconware
	Precision	Investment	SPIL (B.V.I.)	Siliconware
Transaction	Industries Co., Ltd.	Company Ltd.	Holding Limited	USA Inc.
	NT$’000	NT$’000	NT$’000	NT$’000
For the year ended December 31, 2001:
Eliminate long-term investment and stockholders’ equity	(1,785,892)	1,727,578	58,314	—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	23,005	—	—	(23,005)
Eliminate commission expense and revenue	(248,103)	—	—	248,103
Eliminate other payable and accounts receivable	180	—	—	(180)
For the year ended December 31, 2002:
Eliminate long-term investment and stockholders’ equity	(2,113,283)	951,947	1,161,336	—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	22,686	—	—	(22,686)
Eliminate commission expense and revenue	(269,981)	—	—	269,981
For the year ended December 31, 2003:
Eliminate long-term investment and stockholders’ equity	(2,278,920)	$	1,321,868	—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	42,259	—	—	(42,259)
Eliminate commission expense and revenue	(288,869)	—	—	288,869

C.	Financial Statements Reclassification

Certain accounts stated in the December 31, 2001 and 2002 financial statements have been reclassified to conform to the presentation adopted for December 31, 2003.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	Segment Information

A.	Operation in Different Industries

The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits.

B.	Operations in Different Geographic Areas

The Company has no significant foreign operations. Therefore, ROC FAS No. 20, “Segmental Information Disclosure”, is not applicable.

C.	Export Sales

	For the years ended December 31,
Geographic	2001	2002	2003
	NT$’000	NT$’000	NT$’000
U.S. and Canada	8,005,894	11,525,085	14,774,924
Other	297,248	650,365	760,995

	8,303,142	12,175,450	15,535,919

Sales by geographic region are identified by the location where the revenue is generated.

D.	Major Customers

	For the years ended December 31,
	2001		2002		2003
		Percentage		Percentage		Percentage
Customers	Amount	of net sale	Amount	of net sale	Amount	of net sale
	NT$’000%		NT$’000%		NT$’000%
Customer A	1,451,400	9	2,895,828	13	3,652,541	13
Customer B	2,088,955	13	3,680,731	17	3,533,487	13
Customer C	404,865	2	1,147,536	5	2,619,265	10
Customer D	2,299,951	14	1,779,457	8	1,493,004	5

Total	6,245,171	38	9,503,552	43	11,298,297	41

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year.

27.	US GAAP Reconciliation

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of consolidated net income:

		For the years ended December 31,
		2001	2002	2003
		NT$’000	NT$’000	NT$’000	US$’000
Net income(loss) as reported under ROC GAAP		(1,183,211)	425,195	2,838,716	83,516
US GAAP adjustments:
Compensated absences	(i)	(3,500)	(7,000)	(1,400)	(41)
Compensation	(ii)	(256,578)	—	(341,324)	(10,042)
Goodwill amortization		(541,939)	—	—	—
Impairment on long-term investments	(ix)	—	(212,569)	—	—
Embedded derivative	(x)	—	(52,891)	236,792	6,967
Marketable securities	(vi)	—	(5,536)	5,536	163
Treasury stock transferred to employee		—	—	(154,342)	(4,541)
Equity investments:	(iii)
Timing differences		(15,497)	(362,521)	630,697	18,555
Net income/(loss) variance between US GAAP and ROC GAAP		53,704	21,855	(29,515)	(868)
Accounting for income in preferred stock		(33,534)	(45,270)	87,291	2,568
Technology and know-how contributed to a joint venture investee		(31,000)	(6,000)	(6,000)	(177)

		(828,344)	(669,932)	427,735	12,584
Taxation effect	(iv)	221,083	21,774	(18,571)	(546)

Net (loss) income under US GAAP		(1,790,472)	(222,963)	3,247,880	95,554

Basic and diluted (loss) earnings per share (“EPS”) under US GAAP (in dollars)	(v)	(0.98)	(0.12)	1.77	0.05

Weighted average number of common stock outstanding (in thousands)		1,831,716	1,825,935	1,836,785	1,836,785

Reconciliation of consolidated shareholders’ equity:

		As of December 31,
		2001	2002	2003
		NT$’000	NT$’000	NT$’000	US$’000
Total shareholders’ equity as reported
Under ROC GAAP		26,046,390	26,178,552	29,698,209	873,734
US GAAP adjustments:
Compensated absences	(i)	(12,700)	(19,700)	(21,100)	(621)
Compensation	(ii)	—	—	(341,324)	(10,042)
Impairment of long-term investments	(ix)	—	(212,569)	(212,569)	(6,254)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		As of December 31,
		2001	2002	2003
		NT$’000	NT$’000	NT$’000	US$’000
Embedded derivative	(x)	—	(52,891)	183,900	5,410
Equity investments:	(iii)
Timing differences		(9,009)	(371,530)	259,167	7,625
Net income variance between US GAAP and ROC GAAP		104,392	126,247	96,732	2,846
Accounting for income in preferred stock		(14,335)	(65,943)	28,885	850
Technology and know-how contributed to a joint venture investee		(198,417)	(204,417)	(210,417)	(6,191)
Marketable securities	(vi)	541,885	(14,201)	2,072,151	60,964
Acquisition of Siliconware Corp.	(vii)	4,873,500	4,873,500	4,873,500	143,380
Taxation effect	(iv)	3,654	25,428	6,858	202

Shareholders’ equity under US GAAP		31,335,360	30,262,476	36,433,992	1,071,903

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements in shareholders’ equity in accordance with US GAAP:

		2002	2003
		NT$’000	NT$’000	US$’000
Balance at January 1,		31,335,360	30,262,476	890,335
Net income (loss) under US GAAP		(222,963)	3,247,880	95,554
Adjustment for investee companies’ capital reserve		—	617	18
Cumulative translation adjustment on long-term investment		(16,042)	(24,869)	(732)
Change in fair value of marketable securities	(vi)	(853,331)	2,383,597	70,126
Adjustment for change in equity investment holding ratio		(1,242)	—	—
Treasury stock	(xi)	20,694	564,291	16,602

Balance at December 31,		30,262,476	36,433,992	1,071,903

The balance sheet accounts under US GAAP is as follows:

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Current Assets
Cash and cash equivalents	2,793,055	9,017,750
Short-term investments	3,218,791	3,192,840
Notes receivable, net	127,237	118,531
Accounts receivable, net	4,122,784	5,311,273
Inventories	1,372,607	1,896,966
Other current assets	1,100,503	1,383,907

	12,734,977	20,921,267

Long-term investments	6,791,612	9,245,865
Property, plant and equipment	23,894,386	24,402,271
Intangible assets	4,873,500	4,873,500
Other assets	2,039,013	2,313,045

Total Assets	50,333,488	61,755,948

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Current liabilities	5,890,543	16,492,085

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2002	2003
	NT$’000	NT$’000
Long-term liabilities	14,142,958	8,813,164
Other liabilities	37,511	16,707

Total Liabilities	20,071,012	25,321,956

Total Stockholders’ Equity	30,262,476	36,433,992

Total Liabilities and Stockholders’ Equity	50,333,488	61,755,948

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i)	Compensated Absences

Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services.

(ii)	Compensation

	For the years ended December 31,
Net Income Impact of Compensation Adjustments	2001	2002	2003
	NT$’000	NT$’000	NT$’000
US GAAP Adjustments:
Remuneration to directors	—	—	57,153

Employee bonuses
Accrual	—	—	284,171
Adjustment to fair market value	256,578	—	—

Total employee bonuses	256,578	—	284,171

Total net income adjustment relating to compensation	256,578	—	341,324

	As of December 31,
Shareholder’s Equity Impact of Compensation Adjustments	2001	2002	2003
	NT$’000	NT$’000	NT$’000
US GAAP Adjustments:
Remuneration to directors	—	—	57,153
Employee bonuses	—	—	284,171

Total shareholder’s equity adjustment relating to compensation	—	—	341,324

Remuneration to Directors — The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings in the period shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

Employee Bonuses — Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with ROC regulations and the

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. As the Company incurred loss in 2001, no employee bonus was paid in 2002. In 2003, the Board of directors of the Company resolved to retain the 2002 earnings after setting aside the legal reserve and special reserve and not to pay employee bonuses. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid in capital of NT$4,074.2 million and NT$4,074.2 million for the years ended December 31, 2002 and 2003, respectively.

(iii)	Equity Investments

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

equity in the investees’ income or loss. The US GAAP adjustment deducts the delayed income from subsequent year’s net income and adds it back to prior year to arrive at net income under US GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Under US GAAP, generally, an investor initially records its joint venture investment at cost (i.e. the amount of cash contributed or net book value of noncash assets contributed) and a gain should not be recognized on receipt of an interest in a joint venture if some or all of the investors’ interest was received for know-how contributed. Therefore, under US GAAP, the Company initially recorded its joint venture investment at NT$1.4 billion, the amount of cash contributed, and did not recognize the deemed value for know-how contributed. In addition, the excess of the Company’s cost of investment of NT$1.4 billion over the Company’s proportionate share of fair value of ChipMOS’ identifiable net assets is being amortized over a period of 5 years under US GAAP. Effective January 1, 2003, Statement of Financial Accounting Standards (“SFAS”) No. 142 requires that we cease amortization for the difference between the cost of an investment accounted for under the equity method and the amount of underlying equity in net assets of the investee. The difference between the cost of the investment and the amount of underlying equity in net assets of ChipMOS was fully written off in 2002.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Taxation Effect

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

Separately, under US GAAP, deferred taxation is recognized for US GAAP adjustments that are taxable or tax-deductible. Such adjustments relate to the equity investment adjustments in preferred stock of Artest and accruals for compensated absences.

(v)	Earnings Per Share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2001, 2002 and 2003 were 26,157,900 shares, 0 shares and 0 shares, respectively.

(vi)	Marketable Securities

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

(vii)	Goodwill Acquired from Merger

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Before the adoption of SFAS No. 142, goodwill is amortized on a straight-line basis over ten years. Amortization of goodwill during 2001 was NT$541.9 million. Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review upon adoption and at least annually thereafter. Based on the comparison of the fair value and carrying value of the Company, management concluded that goodwill was not impaired as of adoption and as of December 31, 2003.

(viii)	Stock Dividends

Under ROC GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$19,268.6 million and NT$19,268.6 million at December 31, 2002 and 2003, respectively. This adjustments have no effect on shareholders’ equity.

(ix)	Impairment of Long-lived Assets

There is no specific standards under ROC GAAP addressing impairment of long-lived assets. US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2002, certain investees accounted for under the equity method, including ChipMOS Technologies Inc., Double Win Enterprise Co.,

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ltd., and Artest Corporation, have incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$212.6 million on these long-term equity investments to write off the carrying value of the investments to their fair value.

(x)	Embedded Derivative

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

(xi)	Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which is an amendment of SFAS No. 123, “Accounting for Stock-Based Compensation,” and starting to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock plans. If the Company had elected to recognize compensation cost for all of the plans based upon the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

For the year ended
December 31, 2003
NT$’000
Net income, as reported	$3,247,880
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(91,224)

Pro forma net income	$3,156,656

Earnings per share:
Basic — as reported (In NT dollars)	$1.77

Basic — pro forma (In NT dollars)	$1.72

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Company’s stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

2003
Volatility	59.96% - 67.12%
Risk-free interest rate	1.70% - 3.04%
Expected holding period	3-5 years
Dividend yield	0%

(xi)	Treasury Stock Transferred to Employee

Under ROC GAAP, treasury shares transferred to employees are recorded as capital contribution for the cash amount received from the employees. Under US GAAP, in addition to the capital contribution recorded for the cash amount received from the employees, compensation expense would be recorded, for the difference between the shares transfer price and the fair market value of the shares issued at the issuance date, during the period when such transfers were made.

ADDITIONAL US GAAP DISCLOSURES

Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wirebonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company distributes its products on a global basis but mainly to customers in Taiwan of 43% and North America of 54%. The Company’s largest customer accounted for 17% and 13% for 2002 and 2003, respectively, and its five largest customers accounted for 48% and 49% of the Company’s total sales in 2002 and 2003, respectively.

In 2002 and 2003, significant portion of the Company’s net operating revenue were denominated in U.S. dollars. On the other hand, in 2002 and 2003, significant portion the Company’s purchase were incurred in U.S. dollars and in Japanese Yen. The Company’s capital expenditures are generally denominated in U.S. dollars and Japanese Yen. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, the Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$2,165.0 million and NT$2,428.7 million

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2002 and 2003, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

Other factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the personal computer industries, competitive pricing and declines in average selling prices, availability of manufacturing capacity, dependence on raw materials and competition. Impairment of Long-lived Assets

Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset may be impaired. Measurement of an impairment loss for assets that the Company expects to hold and use is based on the fair value of the asset. Idle assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As of December 31, 2002 and 2003, the carrying amounts of property, plant and equipment held for disposal were NT$17.2 million and NT$131.8 million, respectively. These assets held for disposal consist of die bonder, auto-molding machine, laser marker, die saw and bar code workstation, which were mainly used for production purposes. The factors leading to disposal include, among others, obsolete technology, low efficiency and high repair cost. The Company periodically reviews the status of idle assets and disposes such assets as buyers are identified. The impairment losses on assets held for disposal for the years ended December 31, 2001, 2002 and 2003 were NT$1.2 million, NT$17.2 million and NT$131.8 million, respectively. The impairment charge in 2003 was mainly related to the Company’s decision to dispose certain machinery and equipment due to technology phase out and replacement.

Maturity of Long-term Liabilities

Aggregate maturities for the Company’s bonds payable and long-term loans as of December 31, 2003 are as follows:

Year ending December 31,	Maturities
NT$’000
2004	10,342,339
2005	7,287,192
2006	1,530,051

19,159,582

Cash and Cash Flow Statement

Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Summarized cash flow information under US GAAP would be presented as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended
	December 31,
	2002	2003
	NT$'000	NT$'000
Net cash provided by operating activities, US GAAP	5,006,199	8,052,708
Net cash used in investing activities, US GAAP	(7,139,390)	(4,236,201)
Net cash provided by financing activities, US GAAP	3,459,064	2,408,188

Net increase in cash and cash equivalents, US GAAP	1,325,873	6,224,695
Cash and cash equivalents at beginning of year under US GAAP	1,467,182	2,793,055

Cash and cash equivalents end of year under US GAAP	2,793,055	9,017,750

Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 2002 and 2003 and accumulated other comprehensive income balances as of December 31, 2002 and 2003 are summarized as follows:

	2002	2003
	NT$'000	NT$'000
Net income	425,195	2,838,716
Other comprehensive income (loss), net of taxes:
Cumulative translation adjustment on equity investment	(9,705)	(32,405)
Adjustment for change in equity investment holding ratio	(1,242)	—
Adjustment for unrealized loss on long-term investment	(302,780)	302,780
Adjustment for investee companies’ capital reserve	—	617
Resale of treasury stock	20,694	—

Comprehensive income	132,162	3,109,708

Accumulated other comprehensive income balances:
Cumulative translation adjustment on equity investment	35,683	3,278
Adjustment for change in equity investment holding ratio	15,063	15,063
Adjustment for unrealized loss on long-term investment	(302,780)	—
Adjustment for investee companies’ capital reserve	—	617
Resale of treasury stock	20,694	20,694

Accumulated other comprehensive (loss) income	(231,340)	39,652

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, the FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of entities created prior to and subsequent to January 31, 2003, and determined the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

In December 2003, the FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement, which also requires new disclosures for interim periods beginning after December 15, 2003, is effective for fiscal years ended after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003 and the adoption of this statement has no impact on the Company’s consolidated financial statements.

Summarized Financial Information of Equity Investees

Summary Financial Information of the Company’s equity investees, except ChipMOS, has been prepared on an aggregate basis under ROC GAAP.

Balance Sheet Information

	2002	2003
	NT$’000	NT$’000
Current Assets	1,387,540	1,390,456
Non-Current Assets	4,036,858	3,345,530

Total Assets	5,424,398	4,735,986

Current Liabilities	1,156,519	699,405
Non-Current Liabilities	1,082,017	965,596

Total Liabilities	2,238,536	1,665,001

Income Statement Information

	2002	2003
	NT$’000	NT$’000
Net Sales	2,113,099	2,495,014
Gross Profit	320,567	806,956
(Loss) Income Before Tax	(30,329)	409,268
Net (Loss) Income	(14,933)	351,834

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	SPECIAL DISCLOSURE ITEMS

A.	Significant Transaction Information

(1)	Loans to third parties attributed to financial activities:

For the years ended December 31, 2003: None.

(2)	Endorsement and guarantee provided to third parties:

For the years ended December 31, 2003: None.

(3)	The ending balance of securities are summarized as follows:

As of December 31, 2003:

					December 31, 2003
			The relationship of
	Type of		the issuers with		Number of shares		Percentage	Market value per
Investor	securities	Name of securities	the Company	General ledger accounts	(in thousands)	Book value	of ownership	share (in dollars)
						NT$’000		NT$
Siliconware Precision Industries Co., Ltd.	Stock	Siliconware Investment Company Ltd.	Investee accounted for under equity method	Long-term investments	177,000	$957,052	100.00%	9.88(1)
Siliconware Precision Industries Co., Ltd.	Stock	Sigurd Microelectronics Corp.	Investee accounted for under equity method	Long-term investments	29,174	520,843	27.36%	49.00
Siliconware Precision Industries Co., Ltd.	Stock	Double Win Enterprise Co., Ltd.	Investee accounted for under equity method	Long-term investments	8,450	120,563	24.14%	12.87	(2)
Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	Investee accounted for under equity method	Long-term investments	254,863	2,748,559	28.73%	10.95	(2)
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under equity method	Long-term investments	41,300	1,321,868	100.00%	32.01	(1)
Siliconware Precision Industries Co., Ltd.	Preferred stock	Universal Communication Technology Inc.	Investee accounted for under equity method	Long-term investments	7,600	76,000	9.87%	10.00	(3)
Siliconware Precision Industries Co., Ltd.	Common stock	Universal Communication Technology Inc.	Investee accounted for under equity method	Long-term investments	25,375	190,888	32.95%	3.67	(1)
Siliconware Precision Industries Co., Ltd.	Stock	Taiwan Hi-Tech Corporation	Investee accounted for under equity method	Long-term investments	5,781	71,253	22.33%	5.00
Siliconware Precision Industries Co., Ltd.	Stock	Phoenix Precision Technology Corporation	—	Long-term investments	67,610	1,087,794	14.03%	26.70
Siliconware Precision Industries Co., Ltd.	Stock	ThaiLin Semiconductor Corp.	—	Long-term investments	7,601	216,420	4.75%	28.50
Siliconware Precision Industries Co., Ltd.	Stock	King Yuan Electronics Co., Ltd.	—	Long-term investments	65,036	910,270	9.45%	34.30
Siliconware Precision Industries Co., Ltd.	Bond	United Microelectronic Corporation	—	Long-term investments	1,000 (Note 5)	346,350	—	361,742
Siliconware Precision Industries Co., Ltd.	Bond	Phoenix Precision Technology Corporation	—	Long-term investments	2,950 (Note 5)	295,000	—	588,968
Siliconware Precision Industries Co., Ltd.	Stock	Others (4)	—	Long-term investments	7,356	92,962	—	—

(1)	The market value is not available, therefore, the net equity per share based on the audited financial statements as of December 31, 2003 was used.

(2)	The market value is not available and recognition of investment income (loss) is delayed until the subsequent year, therefore, the net equity per share as of December 31, 2002 was used.

(3)	The market value is not available, therefore, the redemption price was used.

(4)	Combined amount for individual security less than $100,000.

(5)	Denomination in one unit.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Securities for which total buying or selling amounts exceed the lower of NT$100,000 or 20 percent of the capital stock:

For the years ended December 31, 2003:

				The relationship	Beginning balance		Addition		Disposal				Ending balance
			Name	of the	Number		Number		Number				Number
		General	of the	issuers	of shares		of shares		of shares			Gain (loss)	of shares
	Name of	ledger	counter	with the	(in		(in		(in	Sale	Book	from	(in
Investor	the security	accounts	party	Company	thousands)	Amount	thousands)	Amount	thousands)	price	value	disposal	thousands)	Amount
						NT$’000	NT$’000	NT$’000		NT$’000	NT$’000	NT$’000		NT$’000
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation bond	Long-term investment	—	—	—	—	2,950 (Note)	295,000	—	—	—	—	2,950 (Note)	295,000
Siliconware Precision Industries Co., Ltd.	ThaiLin Semiconductor Corp. bond	Long-term investment	—	—	2,831 (Note)	283,100	—	—	2,831 (Note)	325,395	283,100	42,295	—	—
Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp. stock	Long-term investment	—	—	30,594	524,820	—	—	5,225	161,489	101,088	60,401	29,174	520,843
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited stock	Long-term investment	—	—	34,300	1,161,336	7,000	239,610	—	—	—	—	41,300	1,321,868

Note: Denomination in one unit.

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2003 : None.

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2003 : None.

(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2003:

							Description of and reasons
							for difference in transaction
							terms compared to non-
			Description of the transaction				related party transactions		Notes or accounts receivable / payable
										Percentage of notes or
	Name of the	Relationship with	Purchases/	Percentage of net						accounts receivable/
Purchase/sales company	counter parties	the counter parties	sales	Amount	purchases/sales	Credit terms	Unit price	Credit terms	Amount	payable
				NT$’000					NT$’000
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation	Same chairman of the board	Purchase	2,610,008	19%	Three months	—	—	Accounts payable 301,496	14%
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Investee accounted for under equity method	Sales	101,960	—	Three months	—	—	Accounts receivable 4,634	—

(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2003: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2003: None.

B.	Related information on investee companies

(1)	Basic information on investee companies:

For the year ended December 31, 2003:

				Original investments		The Company/majority owned subsidiary owns

				Current period	Prior period
				ending	ending	Shares	Percentage of
Investor	Name of Investee	Location	Main activities	balance	balance (Note 6)	(in thousands )	ownership	Book value
				NT$’000	NT$’000	NT$’000		NT$’000
Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Taipei	Investment activities	1,770,000	1,770,000	177,000	100.00%	957,052
Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp.	Chu-tung, Hsin-Chu	Testing and assembly of integrated circuits	266,031	320,519	29,174	27.36%	520,843
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	169,000	169,000	8,450	24.14%	120,563
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin-Chu	Testing and assembly of integrated circuits	2,332,768	2,332,768	254,863	28.73%	2,748,559
Siliconware Precision Industries Co., Ltd.	Taiwan Hi-tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame	186,728	186,728	5,781	22.33%	71,253
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	1,436,719	1,197,109	41,300	100.00%	1,321,868
Siliconware Precision Industries Co., Ltd.	Universal Communication Technology Inc.	Hsin-Chu	RF IC test	329,750	329,750	32,975	42.82%	266,888
Siliconware Investment Company Ltd.	Artest Corporation	Sunnyvale, CA USA	Testing and development of integrated circuits	165,048	165,048	6,000	30.09%	47,569
Siliconware Investment Company Ltd.	Taiwan Hi-tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame	46,392	46,392	4,195	16.20%	44,742
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA USA	Sales agent	68,464	68,464	1,250	100.00%	51,176
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	458,904	219,294	13,550	100.00%	389,030
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Manufacturing of transistor and electronic component	457,230	217,620	13,500	100.00%	387,890

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Current period

					Income (loss)
					recognized
				Net income	by the
				(loss) of	Company
Investor	Name of Investee	Location	Main activities	investee	(Note 5)	Note
				NT$’000	NT$’000
Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Taipei	Investment activities	8,708	8,708	(Note 2)
Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp.	Chu-tung, Hsin-Chu	Testing and assembly of integrated circuits	417,509	112,338	(Note 1)
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	1,784	373	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin-Chu	Testing and assembly of integrated circuits	(1,279,779)	(365,669)	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	Taiwan Hi-tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame	8,307	1,613	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	(51,486)	(51,486)	(Note 2)
Siliconware Precision Industries Co., Ltd.	Universal Communication Technology Inc.	Hsin-Chu	RF IC test	(87,289)	(46,664)	(Notes 1, 9)
Siliconware Investment Company Ltd.	Artest Corporation	Sunnyvale, CA USA	Testing and development of integrated circuits	—	—	(Note 4)
Siliconware Investment Company Ltd.	Taiwan Hi-tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame	8,307	—	(Notes 3, 4)
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA USA	Sales agent	3,688	—	(Note 7)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	(63,277)	—	(Note 7)
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Manufacturing of transistor and electronic component	(63,012)	—	(Note 8)

Note 1:	The Company’s investee accounted for under the equity method.

Note 2:	The Company’s majority owned subsidiary.

Note 3:	Recognition of investment income (loss) is delayed until the subsequent year.

Note 4:	An investee accounted for under the equity method of Siliconware Investment Company Ltd., a majority owned subsidiary of the Company.

Note 5:	Amortization of premium or discount is not included.

Note 6:	Original investments as of December 31, 2002.

Note 7:	An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a majority owned subsidiary of the Company.

Note 8:	An investee accounted for under the equity method of SPIL (Cayman) Holding Limited.

Note 9:	Recognition of investment income (loss) is based on the financial statements of the investee for the years ended December 31, 2003 and 2002.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	The ending balance of securities held by investee companies:

As of December 31, 2003:

					December 31, 2003
			The relationship of
	Type of		the issuers with	General ledger	Number of shares		Percentage of	Market value per
Investor	securities	Name of securities	the Company	accounts	(in thousands)	Book value	ownership	share (in dollar)
						NT$’000		NT$
Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company	Long-term investments	27,016	794,184	1.43%	33.77
Siliconware Investment Company Ltd.	Stock	Others	—	Long-term investments	27,454	359,116	—	—	(1)
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments	1,250	51,176	100.00%	40.94	(2)
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments	13,550	389,030	100.00%	28.71	(2)
SPIL (Cayman) Holding Limited	Stock	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments	13,500	387,890	100.00%	28.73	(2)

(1)	Combined amount for individual security less than NT$100,000.

(2)	The market value is not available, therefore, the net equity per share as of December 31, 2003 was used.

(3)	Securities for which total buying or selling amounts exceed the lower of NT$100,000 or 20 percent of the capital stock: For the year ended December 31, 2003:

					Beginning balance		Addition
				The relationship	Number of		Number of
		General	Name of the	of the issuers	shares (in		shares (in
Investor	Name of the security	ledger accounts	counter party	with the Company	thousands)	Amount	thousands)	Amount
						NT$’000		NT$’000
Siliconware Investment Company Ltd.	Phoenix Precision Technology Corporation bond	Long-term Investment	—	—	—	—	1,650 (Note 1)	165,000
Siliconware Investment Company Ltd.	Unimicron Technology Corp.	Long-term Investment	—	—	11,457	164,123	—	—
SPIL (B.V.I) Holding Limited	SPIL (Cayman) Holding Limited	Long-term Investment	Note 2	—	6,550	218,956	7,000	239,610
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term Investment	Note 2	—	6,500	216,350	7,000	239,610

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Disposal				Ending balance
			Number of			Gain (loss)	Number of
		General	shares	Sale	Book	from	shares (in
Investor	Name of the security	ledger accounts	(in thousands)	price	value	disposal	thousands)	Amount
				NT$’000	NT$’000	NT$’000		NT$’000
Siliconware Investment Company Ltd.	Phoenix Precision Technology Corporation bond	Long-term Investment	1,650 (Note 1)	271,762	165,000	106,762	—	—
Siliconware Investment Company Ltd.	Unimicrom Technology Corp.	Long-term Investment	11,823	277,799	164,123	113,676	—	—
SPIL (B.V.I) Holding Limited	SPIL (Cayman) Holding Limited	Long-term Investment	—	—	—	—	13,550	389,030
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term Investment	—	—	—	—	13,500	387,890

Note 1:	Denomination in one unit.

Note 2:	Original investment.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Information of investment in Mainland China:

As of December 31, 2003:

(1)	Information of investment in Mainland China:

Accumulated
				remittance as of	Remitted	Accumulated
Name of investee in			Investment	December	or (collected)	remittance as of
Mainland China	Main activities of investee	Capital	method	31, 2002	this period	December 31, 2003
		NT$’000		NT$’000	NT$’000	NT$’000
Siliconware Technology (Suzhou) Limited	Manufacturing of transistor and electronic component	459,270 (Note 2)	(Note 1)	—	459,270 (Note 2)	459,270 (Note 2)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Ownership held by	Investment income		The investment
		the Company	(loss) recognized		income (loss)
Name of investee in		(Direct and	by the Company	Ending balance	remitted back as
Mainland China	Main activities of investee	indirect)	during the period	of investment	of December 31, 2003
			NT$’000	NT$’000
Siliconware Technology (Suzhou) Limited	Manufacturing of transistor and electronic component	100.00%	(63,012)	387,890 (Note 2)	—

	The investment balance approved	The ceiling of investment in Mainland China
Accumulated remittance from	by Investment Commissions,	according to Investment Commissions,
Taiwan to Mainland China	Ministry of Economic Affairs	Ministry of Economic Affairs
NT$’000	NT$’000	NT$’000
459,270	680,400	7,439,642

Note 1:	The Company set up a subsidiary in Cayman Island to invest in Mainland China.

Note 2:	Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rate prevailing on the balance sheet date.

(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas: None.

MOORE STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS
10 Floor, 101 Nanjing E. Rd. Sec. 2, Taipei 104, Taiwan Tel: 886 2 25629889 Fax: 886 2 25815955 E-Mail: tpe@moorestephens.com.tw

The Board of Directors and Shareholders
ChipMOS TECHNOLOGIES INC.

We have audited the accompanying balance sheets of ChipMOS TECHNOLOGIES INC. as of December 31, 2002 and 2003, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES INC. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2003, and the determination of shareholders’ equity and financial position as of December 31, 2002 and 2003, to the extent summarized in Note 23.

Moore Stephens
February 25, 2004
Taipei, Taiwan
Republic of China

ChipMOS TECHNOLOGIES INC.

BALANCE SHEETS
December 31, 2002 and 2003
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
ASSETS	2002	2003
	NT$	NT$	US$
			(Note 3)
CURRENT ASSETS
Cash	1,963,381	1,155,662	34,020
Restricted cash and cash equivalents (Note 18)	76,868	282,378	8,313
Short-term investments — net (Notes 2 and 4)	874,932	437,446	12,877
Notes receivable	30,474	7,522	221
Accounts receivable — net of allowance for doubtful receivables of NT$17,397 in 2002 and NT$43,180 in 2003 (Notes 2 and 5)	562,424	961,884	28,316
Receivables from related parties (Notes 2,5,7 and 17):
Notes and accounts — net of allowance for doubtful receivables of NT$14,949 in 2002 and NT$12,823 in 2003	1,104,475	1,307,321	38,485
Others receivable-net of allowance for doubtful receivables of NT$39,606 in 2003	169,859	679,853	20,013
Other receivable — net of allowance for doubtful receivables of NT$12,510 in 2002 and NT$1,679 in 2003 (Notes 2 and 5)	82,614	1,082,700	31,872
Other financial assets	—	339,700	10,000
Inventories — net (Notes 2 and 6)	165,378	310,483	9,140
Deferred income tax — net (Notes 2 and 16)	38,467	184,946	5,444
Prepaid expenses and other current assets	232,288	365,509	10,760

Total Current Assets	5,301,160	7,115,404	209,461

LONG-TERM INVESTMENTS (Notes 2 and 7)	1,441,866	1,288,350	37,926

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8,12 and 13)
Cost
Buildings and auxiliary equipment	2,655,633	2,749,442	80,937
Machinery and equipment	13,934,925	14,529,479	427,715
Furniture and fixtures	233,059	241,949	7,122
Transportation equipment	10,613	12,404	365
Tools	833,075	930,834	27,402
Leasehold improvements	1,238	1,238	37

Total cost	17,668,543	18,465,346	543,578
Accumulated depreciation	(8,911,261)	(10,282,138)	(302,683)
Construction in progress and advance payment	933,011	746,492	21,975

Net Property, Plant and Equipment	9,690,293	8,929,700	262,870

INTANGIBLE ASSETS — NET (Notes 2 and 9)	50,348	45,038	1,326

OTHER ASSETS
Restricted cash and cash equivalents (note 18)	601,744	—	—
Employee dormitory building — net of accumulated depreciation of NT$32,367 in 2002 and NT$41,484 in 2003 (Note 2)	129,978	120,861	3,558
Refundable deposits	13,839	12,674	373

Total Other Assets	745,561	133,535	3,931

TOTAL ASSETS	17,229,228	17,512,027	515,514

(Forward)

ChipMOS TECHNOLOGIES INC.

BALANCE SHEETS
December 31, 2002 and 2003
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2003
	NT$	NT$	US$
			(Note 3)
CURRENT LIABILITIES
Bank loans (Note 10)	2,032,631	1,314,045	38,682
Commercial papers (Note 11)	159,427	—	—
Accounts payable	145,352	312,045	9,186
Payables to related parties (Note 17):
Accounts payable	—	17,586	518
Others	3,659	19,757	582
Payables to contractors and equipment suppliers(Note 17)	158,750	166,910	4,913
Accrued expenses and other current liabilities	373,480	560,956	16,513
Current portion of long-term loans (Note 13)	352,160	650,090	19,137

Total Current Liabilities	3,225,459	3,041,389	89,531

LONG-TERM LIABILITIES
Long-term bonds payable (Note 12)	1,200,000	1,200,000	35,325
Long-term loans (Note 13)	2,811,435	2,161,372	63,626

Total Long-Term Liabilities	4,011,435	3,361,372	98,951

OTHER LIABILITIES
Deferred income tax — net (Notes 2 and 16)	231,779	368,035	10,834
Accrued pension cost (Notes 2 and 14)	26,194	42,866	1,262
Deferred credits	—	91,785	2,702
Guarantee deposits	461	593	17

Total Other Liabilities	258,434	503,279	14,815

Total Liabilities	7,495,328	6,906,040	203,297

COMMITMENTS AND CONTINGENCIES (Note 19)
SUBSEQUENT EVENTS (Note 20)
SHAREHOLDERS’ EQUITY (Notes 2 and 15)
Capital stock — NT$10 par value
Authorized - 970,000 thousand shares
Issued - 887,227 thousand shares in 2002 and 2003	8,872,272	8,872,272	261,180
Capital surplus	2,085,814	2,097,822	61,755
Retained earnings:
Appropriated as legal reserve	424,007	424,007	12,482
Unappropriated earnings (accumulated deficits)	(1,648,057)	(788,093)	(23,200)
Cumulative translation adjustments	(734)	(619)	(18)
Treasury stock (Note 7)	598	598	18

Total Shareholders’ Equity	9,733,900	10,605,987	312,217

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,229,228	17,512,027	515,514

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001, 2002 and 2003
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (loss) Per Share)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUES (Notes 2 and 17)
Related parties	3,719,006	3,665,384	4,693,771	138,174
Third parties	1,526,089	2,860,481	3,774,894	111,124

Total Net Revenue	5,245,095	6,525,865	8,468,665	249,298

COST OF REVENUES (Note 17)
Related parties	3,760,067	3,004,306	3,405,646	100,254
Third parties	2,269,242	3,707,400	3,505,392	103,191

Total Cost of Revenues	6,029,309	6,711,706	6,911,038	203,445

GROSS PROFIT (LOSS)	(784,214)	(185,841)	1,557,627	45,853

OPERATING EXPENSES (Note 17)
Research and development	408,905	326,753	295,033	8,685
General and administrative	186,211	180,396	219,101	6,450
Marketing	68,018	66,898	127,990	3,768

Total Operating Expenses	663,134	574,047	642,124	18,903

INCOME (LOSS) FROM OPERATIONS	(1,447,348)	(759,888)	915,503	26,950

NON-OPERATING INCOME
Gain on sales of investments (Note 2)	232,701	50,370	91,017	2,679
Rental (Note 17)	93,491	35,473	24,960	735
Interest	65,276	36,864	50,844	1,497
Foreign exchange gain — net (Note 2)	55,626	—	—	—
Reversal of allowance for doubtful receivables (Note 5)	38,835	—	—	—
Subsidy income	26,161	8,982	12,057	355
Investments income recognized by equity method — net (Notes 2 and 7)	—	—	22,364	658
Gain on disposal of property, plant and equipment (Note 2)	240	37,698	100,101	2,947
Other	13,387	9,964	36,042	1,061

Total Non-Operating Income	525,717	179,351	337,385	9,932

NON-OPERATING EXPENSES
Interest	299,136	241,096	237,357	6,987
Allowance for loss on short-term investments (Note 4)	—	168,604	24,902	733
Loss on lease rescission — net	116,622	—	—	—

(Forward)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 3)
Investments loss recognized by equity method — net (Notes 2 and 7)	73,341	93,199	—	—
Financing cost	14,768	17,108	14,623	431
Loss on disposal of property, plant and equipment (Note 2)	1,079	640	16,283	479
Foreign exchange loss — net (Note 2)	—	60,846	93,940	2,765
Other	50,147	12,887	10,776	317

Total Non-Operating Expenses	555,093	594,380	397,881	11,712

INCOME (LOSS) BEFORE INCOME TAX	(1,476,724)	(1,174,917)	855,007	25,170
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 16)	(32,340)	(97,862)	5,550	163

NET INCOME (LOSS)	(1,509,064)	(1,272,779)	860,557	25,333

EARNINGS (LOSS) PER SHARE
Based on weighted-average number of shares outstanding of 887,227 thousand shares in 2001, 2002 and 2003	1.70	(1.43)	0.97	0.03

Based on weighted-average number of shares outstanding — retroactively adjusted	1.70	(1.43)

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2001, 2002 and 2003
(In Thousands of New Taiwan and U.S. Dollars, Except Number of Shares)

			CAPITAL SURPLUS (Notes 2 and 15)
	CAPITAL STOCK ISSUED
			Additional	Gain on
	Shares		Paid-in	Disposal of	Long-term
	(Thousand)	Amount	Capital	Properties	Investments	Total
		NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2001	830,486	8,304,863	2,500,000	6,132	—	2,506,132
Appropriation of 2000 earnings:
Legal reserve	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—
Bonus to employees
Cash	—	—	—	—	—	—
Stock	6,912	69,117	—	—	—	—
Stock dividends - 1% appropriated by earnings	8,305	83,049	—	—	—	—
5% appropriated by capital surplus	41,524	415,243	(415,243)	—	—	(415,243)
Net loss in 2001	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—
Reversal of the unrealized loss on long-term investments	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2001	887,227	8,872,272	2,084,757	6,132	—	2,090,889
Net loss in 2002	—	—	—	—	—	—
Adjustment of equity method for long-term investment	—	—	—	—	1,057	1,057
Reversal of gain on disposal of property, plant and equipment	—	—	—	(6,132)	—	(6,132)
Translation adjustments	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2002	887,227	8,872,272	2,084,757	—	1,057	2,085,814
Net income in 2003	—	—	—	—	—	—
Adjustment of equity method for long-term investment	—	—	—	—	12,008	12,008
Translation adjustments	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2003	887,227	8,872,272	2,084,757	—	13,065	2,097,822

[Additional columns below]

[Continued from above table, first column(s) repeated]

	RETAINED EARNINGS (Notes 2 and 15)			UNREALIZED
		Unappropriated		LOSS ON	CUMULATIVE
		Earnings		LONG-TERM	TRANSLATION		TOTAL
	Legal	(Accumulated		INVESTMENT	ADJUSTMENT	TREASURY	SHAREHOLDERS’
	Reserve	Deficits)	Total	(Note 2)	(Note 2)	STOCK	EQUITY
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2001	270,413	1,537,388	1,807,801	(55,382)	(296)		12,563,118
Appropriation of 2000 earnings:
Legal reserve	153,594	(153,594)	—	—	—	—	—
Remuneration to directors and supervisors	—	(27,647)	(27,647)	—	—	—	(27,647)
Bonus to employees
Cash	—	(69,117)	(69,117)	—	—	—	(69,117)
Stock	—	(69,117)	(69,117)	—	—	—	—
Stock dividends - 1% appropriated by earnings	—	(83,049)	(83,049)	—	—	—	—
5% appropriated by capital surplus	—	—	—	—	—	—	—
Net loss in 2001	—	(1,509,064)	(1,509,064)	—	—	—	(1,509,064)
Translation adjustments	—	—	—	—	(391)	—	(391)
Reversal of the unrealized loss on long-term investments	—	—	—	55,382	—	—	55,382

BALANCE, DECEMBER 31, 2001	424,007	(374,200)	49,807	—	(687)	—	11,012,281
Net loss in 2002	—	(1,272,779)	(1,272,779)	—	—	—	(1,272,779)
Adjustment of equity method for long-term investment	—	(7,210)	(7,210)	—	—	598	(5,555)
Reversal of gain on disposal of property, plant and equipment	—	6,132	6,132	—	—	—	—
Translation adjustments	—	—	—	—	(47)	—	(47)

BALANCE, DECEMBER 31, 2002	424,007	(1,648,057)	(1,224,050)	—	(734)	598	9,733,900
Net income in 2003	—	860,557	860,557	—	—	—	860,557
Adjustment of equity method for long-term investment	—	(593)	(593)	—	—	—	11,415
Translation adjustments	—	—	—	—	115	—	115

BALANCE, DECEMBER 31, 2003	424,007	(788,093)	(364,086)	—	(619)	598	10,605,987

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003
(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(1,509,064)	(1,272,779)	860,557	25,333
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,624,043	2,688,374	2,614,137	76,954
Amortization	189,792	129,901	52,287	1,539
Investment loss (gain) recognized by equity method — net	73,341	93,199	(22,364)	(658)
Allowance for loss on short-term investments	—	168,604	24,902	733
Loss (gain) on disposal of property, plant and equipment — net	839	(37,058)	(100,009)	(2,944)
Deferred income tax — net	(5,240)	78,682	(10,223)	(301)
Accrued pension cost	2,550	6,988	16,672	491
Deferred credits	—	—	91,785	2,702
Changes in operating assets and liabilities:
Notes receivable	(14,344)	(932)	22,952	676
Accounts receivable	851,102	(311,715)	(399,460)	(11,759)
Receivables from related parties
Notes and accounts	(330,059)	96,806	(202,846)	(5,971)
Other	(42,130)	(61,630)	(507,658)	(14,944)
Other receivables	7,524	(72,033)	(1,000,086)	(29,440)
Inventories	152,944	6,876	(145,105)	(4,272)
Prepaid expenses and other current assets	38,443	(214,406)	206,779	6,087
Accounts payable	(96,503)	25,267	166,693	4,907
Payables to related parties
Trade	(11,526)	—	17,586	518
Other	(449)	1,098	16,098	474
Other financial assets	—	—	(339,700)	(10,000)
Income tax payable	(25,831)	(35,731)	—	—
Accrued expenses and other current liabilities	(199,601)	119,438	187,476	5,517

Net Cash Provided by Operating Activities	1,705,831	1,408,949	1,550,473	45,642

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(801,587)	157,013	396,234	11,664
Decrease (increase) in short-term investments	1,078,262	(73,600)	630,683	18,566
Proceeds from sales of:
Property, plant and equipment	2,981	218,757	424,644	12,501
Acquisitions of:
Long-term investments	(10,698)	(1,271,038)	(33,024)	(972)
Property, plant and equipment	(1,662,568)	(1,963,825)	(2,161,675)	(63,635)
Intangible assets	(22,282)	(26,387)	(46,205)	(1,360)
Employee dormitory building	(14,870)	(310)	—	—
Decrease (increase) in refundable deposits	30,813	(43)	(338,835)	(9,975)

Net Cash Used in Investing Activities	(1,399,949)	(2,959,433)	(1,128,178)	(33,211)

(Forward)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of:
Bank loans	—	—	(718,586)	(21,154)
Commercial papers	—	—	(159,427)	(4,693)
Long-term loans	(1,052,339)	—	(352,133)	(10,366)
Proceeds from:
Bank loans	833,144	965,869	—	—
Commercial papers	—	159,427	—	—
Long-term loans	—	1,214,184	—	—
Increase (decrease) in guarantee deposits	(655)	132	132	4
Remuneration paid to directors and supervisors	(27,647)	—	—	—
Bonus paid to employees	(69,117)	—	—	—

Net Cash Provided by (Used in) Financing Activities	(316,614)	2,339,612	(1,230,014)	(36,209)

NET INCREASE (DECREASE) IN CASH	(10,732)	789,128	(807,719)	(23,778)
CASH, BEGINNING OF THE YEAR	1,184,985	1,174,253	1,963,381	57,798

CASH, END OF THE YEAR	1,174,253	1,963,381	1,155,662	34,020

SUPPLEMENTAL INFORMATION
Income tax paid	63,411	56,766	469	14

Interest paid (excluding the amounts of NT$30,549 capitalized in 2003)	367,495	243,652	237,567	6,993

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	1,180,000	352,160	650,090	19,137

Credit balances of long-term investments presented as part of other receivables from related parties	11,504	9,749	7,413	218

Reclassification of long-term investment into short-term investment	—	—	218,099	6,420

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment:
Total acquisitions	982,932	1,763,818	2,169,835	63,875
Decrease (increase) in payables to contractors and equipment suppliers	679,636	200,007	(8,160)	(240)

	1,662,568	1,963,825	2,161,675	63,635

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

1.	GENERAL

The Company was incorporated on July 28, 1997 as a joint venture company of Mosel Vitelic Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations, which began on August 12, 1997, consist of research, development, manufacturing, testing, and assembly of integrated circuits, LCD and other Flat-Panel Display Driver Semiconductors. The Company also provides semiconductor testing and assembly services on a turnkey basis, in which the Company purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers.

On January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of the Company executed a Purchase and Subscription Agreement whereby they transferred their shares to ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) in exchange for 58,342 thousand newly issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate 70.25% of the outstanding common shares of the Company, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. As of December 31, 2003, ChipMOS Bermuda owned 70.34% of the outstanding common shares of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements were prepared in conformity with Guidelines for Securities Issuers’ Financial Reporting, Commercial Accounting Law, accounting principles generally accepted in Republic of China (ROC), other relevant laws and regulations. The Company’s significant accounting policies are summarized as follows:

Classification in the balance sheet

A year is used to classify assets/liabilities as current or non-current in the balance sheet.

Cash equivalents

Commercial papers acquired under resale agreements with original maturity dates of less than three months are classified as cash equivalents.

Short-term investments

Short-term investments are stated at the lower of cost or market value. An allowance of losses is provided when the carrying value of the investments exceeds the total market value with the related provision for losses charged to income for the current year. Any recovery of the market value to the extent of the original carrying value is recognized as income. Costs of investments sold are determined using the weighted-average method.

Allowance for doubtful receivables

Allowance for doubtful accounts is provided based on evaluation of the collectibility of the receivables evaluated based upon the overall financial condition and payment history of the individual customers as well as the age of the receivables.

Allowances for sales returns and discounts

Allowances for sales returns and discounts are provided based on the sales returns from the past experience; such provisions are deducted from sales and the related costs of products are deducted from cost of products sold.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual weighted average cost) or market value. Market value represents replacement cost for raw materials and net realizable value for other inventories.

Investments in shares of stock

Investments in shares of stock of companies wherein the Company exercises significant influence on their operating or financial decisions are accounted for using the equity method. Under the equity method, the investment are initially carried at cost and subsequently adjusted for the proportionate equity of the Company in the net income or net loss of the investees.

The Company will discontinue its recognition of its equity in the net loss of the investees when the carrying value of the investment (including advances) is reduced to zero. However, in cases where the Company guarantees the obligations or is committed to provide further financial support to an investee company, or if the investee’s losses are temporary and evidence sufficiently shows imminent return to profitability in the foreseeable future, then, the Company continues to recognize its share in the net loss of the investees. The resulting credit balances of the long-term investments are presented as part of other receivable from related parties.

Translation adjustments resulting from the process of translating the investees’ financial statements into the functional currency of the Company are recorded as cumulative translation adjustments in the statement of changes in shareholders’ equity.

Gains or losses on transactions with investee companies wherein the Company owned at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to ownership percentage until realized through a subsequent transaction with a third party. The entire amount of gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Other stock investments (listed stocks or stocks traded over the counter) are accounted for using the cost method. These investments are stated at cost less decline in market value, which is considered temporary, and a credit is made to an allowance for decline in value with a corresponding debit to shareholders’ equity. The allowance is then reduced for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in value is considered irrecoverable, the decline in values is recorded as a charge to income.

Cash dividends are recognized as income in the year received but are accounted for as a reduction in the carrying value of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized only as an increase in the number of shares held on the ex-dividend date.

The costs of investments sold are determined using the weighted average method.

Property, plant and equipment and non-operating properties

Property, plant and equipment and non-operating properties are stated at cost less accumulated depreciation. Major additions, renewals and betterment are capitalized, while maintenance and repairs are expensed currently.

The initial estimate of the service lives of the property, plant and equipment is as follows: Machinery and equipment, 1 to 5 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, 1 to 2 years. The foregoing service lives plus one year to represent the estimated salvage value are used to depreciate the property, plant and equipment using the straight-line method. The carrying value of property, plant and equipment, which were fully depreciated using the foregoing service lives, but are still being used by the Company are depreciated over their remaining estimated service lives.

Upon sale or disposal of items of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: Technology know-how, 5 years; technology license fee, and deferred charges, 3 to 5 years; bond issuance cost are amortized using the average method.

Revenue recognition

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment.

Pension costs

Pension costs are recorded based on actuarial calculations. Unrecognized net transition obligation is amortized over 15 years.

Income tax

The Company adopts inter-period income tax allocation method. Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits, and operating loss carryforwards and those of taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred tax assets that are not certain to be realized. A deferred tax asset or liability is classified as current or non-current based on the classification of the related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or noncurrent based on the expected reversal dates of the temporary difference.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized by the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on unappropriated earnings generated are recorded as expense in the year when the stockholders have effectively resolved that earnings shall be retained.

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

Foreign-currency transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan Dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan Dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currency denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Reclassifications

Certain accounts in 2001 and 2002 have been reclassified to conform to 2003 classifications.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars at the mid-price of the USD as quoted by Bank of Taiwan as of December 31, 2003, which was NT$33.97 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	SHORT-TERM INVESTMENTS

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Stocks	242,416	478,810	14,095
Open-ended funds	801,120	118,172	3,479
Corporate bonds	—	33,970	1,000
Allowance for loss on short-term investments	(168,604)	(193,506)	(5,697)

	874,932	437,446	12,877

Market value	874,932	437,446	12,877

The market value of open-ended funds is based on the market price at year-end. The investment in corporate bonds is Kolin Euro Convertible bonds with a par value of USD 1,000 thousand (NT$ 33,750 thousand).

In 2002 and 2003, the Company acquired shares of common stock of MVI and ProMOS Technologies Inc. (ProMOS) with the 2003 year-end balances amounted to NT$242,416 thousand and NT$105,015 thousand respectively.

The provision of allowance for market price decline on the stocks at the year-end was NT$168,604 thousand in 2002 and NT$193,506 thousand in 2003.

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Balance, beginning of year	71,000	30,000	44,856	1,320
Additions	—	25,821	52,432	1,544
Reversal	(38,835)	—	—	—
Write offs	(2,165)	(10,965)	—	—

Balance, end of year	30,000	44,856	97,288	2,864

6.	INVENTORIES — NET

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Finished goods	45,452	5,829	171
Work in process	73,076	141,300	4,160
Raw materials	133,458	204,900	6,032

	251,986	352,029	10,363
Less — allowance for losses	(86,608)	(41,546)	(1,223)

	165,378	310,483	9,140

The changes in the inventory valuation allowance are summarized as follows:

	Year Ended December 31, 2003
	NT$	US$
	(In Thousands)
Balance, beginning of year	86,608	2,550
Reversal	(45,062)	(1,327)

Balance, end of year	41,546	1,223

7.	LONG-TERM INVESTMENTS

	December 31
	2002		2003
	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership
	NT$		NT$	US$
	(In Thousands)
Equity method:
ChipMOS Japan Inc. (ChipMOS Japan)	(914)	100	(530)	(15)	100
ChipMOS USA Inc. (ChipMOS USA)	(8,835)	100	(6,883)	(203)	100
PlusMOS Inc. (PlusMOS)	51,564	25	83,358	2,454	25
Chantek Electronic Co., Ltd. (Chantek)	117,314	34	80,696	2,375	34
ThaiLin Semiconductor Corp. (ThaiLin)	666,039	42	707,174	20,818	36
Advanced Micro Chip Technology	—	—	28,272	832	31
Co., Ltd. (AMCT)
Cost method:
Ultima Electronics Corp. (Ultima), listed stock with market value of NT$331,016 thousand in 2002	218,099	8	—	—	—
Best Home Corp. Ltd. (Best Home)	89,850	19	89,850	2,645	19
Sun Fund Securities Ltd. (Sun Fund)	299,000	17	299,000	8,802	17

	1,432,117		1,280,937	37,708

(Forward)

	December 31
	2002		2003
	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership
	NT$		NT$	US$
	(In Thousands)
Credit balances of long-term investments (presented as part of other receivables from related parties) (Note 17)	9,749		7,413	218

	1,441,866		1,288,350	37,926

The equity in net income or loss of investee companies which is based on audited financial statements for the years ended December 31, 2001, 2002 and 2003 were as follows:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
ChipMOS Japan	711	791	445	13
ChipMOS USA	983	1,011	1,776	52
PlusMOS	(75,035)	(1,712)	32,386	953
Chantek	—	(90,921)	(36,618)	(1,078)
AMCT	—	—	(4,752)	(140)
ThaiLin	—	(2,368)	29,127	858

	(73,341)	(93,199)	22,364	658

Certain changes on the shareholders’ equity of investee companies result in the adjustments on the Company’s equity according to its ownership to the respective accounts, which in 2002 increased capital reserve and treasury stock by NT$1,057 thousand and NT$598 thousand; decreased unappropriated earnings by NT$7,210 thousand, as well as in 2003 decreased unappropriated earnings by NT$593 thousand and increased capital surplus by NT$12,008 thousand.

The difference between the costs of the investment and the Company’s proportionate share in the net assets of the investees at the date of acquisition is amortized using the straight-line method over five years.

In 2003, the Company reclassified its investment in Ultima from long-term investments to short-term investments, which were revalued at lower of cost or market value at transferal.

The summarized financial information for equity investees is as follows:

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
PlusMOS:
Current assets	526,106	496,625	14,620

Non-current assets	176,403	125,405	3,692

Current liabilities	492,681	282,689	8,322

Non-current liabilities	3,408	5,911	174

(Forward)

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Chantek:
Current assets	393,123	486,134	14,311

Non-current assets	1,115,699	1,202,037	35,385

Current liabilities	113,776	865,308	25,473

Non-current liabilities	909,183	287,963	8,477

ThaiLin:
Current assets	1,265,308	757,823	22,309

Non-current assets	1,852,366	1,938,859	57,076

Current liabilities	229,448	586,527	17,266

Non-current liabilities	1,209,508	90,995	2,679

AMCT:
Current assets	22,512	42,165	1,241

Non-current assets	191,551	91,007	2,679

Current liabilities	52,556	49,928	1,470

Non-current liabilities	63,812	2,016	59

	Year Ended December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
PlusMOS:
Net revenue	1,900,315	2,089,052	61,497

Cost of revenues	1,801,160	1,799,229	52,965

Gross profit	99,155	289,823	8,532

Net income (loss)	(6,852)	129,546	3,814

Chantek:
Net revenue	594,338	882,468	25,978

Cost of revenues	765,679	956,362	28,153

Gross loss	(171,341)	(73,894)	(2,175)

Net loss	(1,159,989)	(132,963)	(3,914)

ThaiLin:
Net revenue	721,205	923,173	27,176

Cost of revenue	891,069	776,358	22,854

Gross profit (loss)	(169,864)	146,815	4,322

Net income (loss)	(499,368)	54,187	1,595

AMCT:
Net revenue	82,023	104,409	3,074

Cost of revenues	102,420	115,835	3,410

Gross loss	(20,397)	(11,426)	(336)

Net loss	(98,573)	(16,466)	(485)

The total assets and/or revenues of Chip MOS Japan, Inc. and Chip MOS USA, Inc. are less than 10% of the total assets and/or total revenues of the Company. Therefore, the Company is not required to, nor did not prepare consolidated financial statements.

8.	PROPERTY, PLANT AND EQUIPMENT — NET

Accumulated depreciation consists of the following:

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Buildings and auxiliary equipment	751,904	963,720	28,370
Machinery and equipment	7,370,938	8,361,731	246,151
Furniture and fixtures	157,245	188,884	5,560
Transportation equipment	5,911	7,837	231
Tools	624,025	758,728	22,335
Leasehold improvements	1,238	1,238	36

	8,911,261	10,282,138	302,683

As of December 31, 2003, certain of the above buildings and machinery were mortgaged as collateral for the bonds and the long-term loans (Notes 12 and 13).

9.	INTANGIBLE ASSETS — NET

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Cost
Technology know-how	750,000	750,000	22,078
Technology license fee (Note 19b)	15,888	41,890	1,233
Software	98,921	109,089	3,212
Bond issuance costs	46,398	57,205	1,684

	911,207	958,184	28,207

Accumulated amortization
Technology know-how	(731,666)	(750,000)	(22,078)
Technology license fee (Note 19b)	(11,349)	(19,953)	(588)
Software	(83,582)	(94,308)	(2,776)
Bond issuance costs	(34,262)	(48,885)	(1,439)

	(860,859)	(913,146)	(26,881)

Carrying value	50,348	45,038	1,326

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of the Company, technologies related to testing and packaging integrated circuits at an agreed valuation of NT$750,000 thousand.

10.	BANK LOANS

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Unsecured loan:
Working capital loans
NT$755,000 thousand, repayable by March 2004, annual interest at 1.65%~3.00%	—	755,000	22,225
NT$1,390,000 thousand, repayable by March 2003, annual interest at 2.5%~3%	1,390,000	—	—
Loan for imports of machinery
EUR$72 thousand and JPY$1,749,463 thousand, repayable by September 2004, annual interest at 0.57%~2.87%	—	559,045	16,457
JPY$2,193,280 thousand, repayable by June 2003, annual interest at 0.61%~1.75%	642,631	—	—

	2,032,631	1,314,045	38,682

Unused credit lines as of December 31, 2003 aggregated approximately NT$1,956,877 thousand, which will expire from February 2004 to December 2004.

11.	COMMERCIAL PAPERS

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Commercial papers	160,000	—	—
Discount on par value	(573)	—	—

	159,427	—	—

The actual interest rate was 1.8%~2.22% in 2002, and the expiration date would be within 180 days from the issuing date.

12.	LONG-TERM BONDS PAYABLE

The Company on January 26, 2000 issued secured bonds with face value of NT$1,200,000 thousand. Those bonds are due on January 26, 2005 and bear annual interest at 5.95% that are payable annually.

Under the guaranteed facility agreement for the long-term bonds, the Company is required to:

(1)	Ensure that MVI and SPIL maintain a percentage of direct or indirect ownership in the Company of at least 28.8% and 18.0%, respectively. In addition, the Company must notify the banks in writing and get approval in advance in cases where additional shares are issued in connection with an initial public offering of its shares.

(2)	Maintain certain financial ratios. The Company was in compliance with the financial ratio requirements as of December 31, 2003.

As of December 31, 2003, certain buildings with an aggregate net book value of NT$497,894 thousand was mortgaged as collateral for the long-term bonds.

13.	LONG-TERM LOANS

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Bank loans collateralized by equipment and building, repayable semi-annually from November 2000 to December 2004, interest at floating rate (5.425% and 5.375% as of December 31, 2002 and 2003)	622,500	276,500	8,140
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.75% and 4.275% as of December 31, 2002 and 2003)	2,000,000	2,000,000	58,875
Syndicated bank loans repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.875% and 4.40% as of December 31, 2002 and 2003)	500,000	500,000	14,719
Research and development subsidy loan, collateralized by time deposits in amounts of NT42,450 thousand, repayable quarterly from July 2003 to September 2006, with zero interest rate	41,095	34,962	1,029

	3,163,595	2,811,462	82,763
Less: Current portion	(352,160)	(650,090)	(19,137)

	2,811,435	2,161,372	63,626)

According to the agreement signed by the Company with Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, the Company is obligated to pay the IDB a certain percentage (2%) of sales of the product developed for 3 years after completing the project.

Under the syndicated bank loan facility agreement, the Company is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in the Company of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratios. The Company was in compliance with the financial ratio requirements as of December 31, 2003.

As of December 31, 2003, certain buildings and machinery with an aggregate net book value of NT$589,393 thousand and NT$3,118,404 thousand and time deposits in an aggregate amount of NT$42,450 thousand were mortgaged as collateral for the long-term loans.

Future minimum principal payments under the Company’s long-term loans as of December 31, 2003 are as follows:

	Amount
	NT$	US$
	(In Thousands)
Within the following year	650,090	19,137
During the second year	726,641	21,391
During the third year	720,481	21,209
During the fourth year	714,250	21,026

	2,811,462	82,763

14.	PENSION PLAN

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

Certain pension information is as follows:

a.	Net pension cost

	Year ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Service cost	23,363	21,323	32,102	945
Interest cost	3,384	3,529	4,275	126
Projected return on plan assets	(2,496)	(2,802)	(2,581)	(76)
Amortization	98	27	689	20
Curtailment gain	(6,902)	—	—	—

	17,447	22,077	34,485	1,015

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	—	—	—	—
Nonvested accumulated benefit obligation	(25,932)	(55,647)	(81,658)	(2,404)
Additional benefits based on future salaries	(44,640)	(66,501)	(86,321)	(2,541)

Projected benefit obligation	(70,572)	(122,148)	(167,979)	(4,945)
Plan assets at fair value	49,642	66,005	84,821	2,497

Projected benefit obligation in excess of plan assets	(20,930)	(56,143)	(83,158)	(2,448)
Unrecognized net transition obligation	538	511	484	14
Unrecognized net loss	1,186	29,438	39,808	1,172

Accrued pension cost	(19,206)	(26,194)	(42,866)	(1,262)

c.	Actuarial assumptions

Discount rate	5.0%	3.5%	3.25%	3.25%
Future salary increase rate	4.5%	3.5%	3.25%	3.25%
Expected rate of return on plan assets	5.0%	3.5%	3.25%	3.25%

d.	Changes in pension fund

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Contributions	14,886	15,332	17,813	524

Payment of benefits	—	—	—	—

15.	SHAREHOLDERS’ EQUITY

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

16.	INCOME TAX EXPENSE (BENEFIT)

a.	A reconciliation of income tax expense — current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax expense on “income before income tax” at statutory rate	(369,181)	(293,729)	213,742	6,292
Tax effects of adjustments:
Permanent difference	(39,829)	58,879	(17,042)	(502)
Temporary difference	(102,958)	(72,383)	(9,000)	(265)

Income tax expense (benefit) — current before tax credits	(511,968)	(307,233)	187,700	5,525

b.	Income tax expense (benefit) consists of:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax expense (benefit)-current before tax credits	(511,968)	—	187,700	5,525
Additional 10% on the unapportionated earnings	114,459	—	—	—
Separate and foreign income tax	—	4,217	1,309	39
Income tax credits	(57,230)	—	(187,700)	(5,525)

Income tax for the current year	(454,739)	4,217	1,309	39
Net change of deferred income tax assets (liabilities) for the year
Tax credits	(434,872)	119,312	48,014	1,413
Temporary difference	172,600	77,295	8,127	239
Valuation allowance	769,000	181,633	(66,405)	(1,955)
Loss carry forward	—	(299,558)	41	1
Adjustment of prior year’s taxes	(19,649)	14,963	3,364	100

Income tax expense (benefit)	32,340	97,862	(5,550)	(163)

The Company under Science Park Regulations, is entitled to an exemption from income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of equipment funded by capital increases. Such tax exemption will expire on December 31, 2005.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Net current deferred income tax assets:
Unrealized foreign exchange loss	5,439	8,613	253
Unrealized loss provision on sales allowance	5,721	6,385	188
Loss of market price decline and obsolete and slow-moving inventories	21,652	10,387	306
Tax credits	—	143,905	4,236
Others	5,655	15,656	461

	38,467	184,946	5,444

(Forward)

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Net non-current deferred income tax assets (liabilities):
Tax credits for investment in machinery and equipment and R&D expenditures	839,526	647,607	19,064
Loss carry forwards	811,526	811,485	23,888
Depreciation differences	(575,339)	(590,007)	(17,368)
Other	(859)	3,108	91

	1,074,854	872,193	25,675
Less: Valuation allowance	(1,306,633)	(1,240,228)	(36,509)

	(231,779)	(368,035)	(10,834)

The rate at which deferred income tax components are measured was 25% as of December 31, 2002 and 2003.

d.	Integrated income tax information

The balances of the ICA (See Note 15) were NT$91,152 thousand and NT$92,828 thousand as of December 31, 2002 and 2003, respectively.

The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends. There were no tax creditable ratios for 2002 and 2003 because of deficit.

e.	The balance and year of expiry of unused investment tax credits and loss carry forwards as of December 31, 2003 are as follows:

	Machinery &	R&D	Loss Carry
Year of Expiry	Equipment	Expenditure	Forwards
	NT$	NT$	NT$
	(In Thousands)
2004	60,464	83,441	—
2005	277,807	84,762	—
2006	146,692	70,257	504,294
2007	68,089	—	307,191

	553,052	238,460	811,485

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire from 2004 to 2007. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credit can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Loss carry forwards can be used to deduct current income tax obligation up to the extent of taxable income and will be expired after 5 years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2002 and 2003.

The income tax returns of the Company through 2000 have been assessed by the tax authorities.

17.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

Name	Relationship
ChipMOS Bermuda	A major shareholder
SPIL	A major shareholder
MVI	An indirect major shareholder
ChipMOS Japan	A 100% owned subsidiary
ChipMOS USA	A 100% owned subsidiary
PlusMOS	A 25% owned investee
ThaiLin	A 36% owned investee
Chantek	A 34% owned investee
Ultima	A 4% owned investee; the chairman of the Company was a member of board of directors of Ultima (resigned in June 2003).
ProMOS	An investee of MVI
DenMOS Technology Inc. (DenMOS)	An investee of MVI
Best Home	A 19% owned investee; the Company is a major shareholder.
Sun Fund	A 17% owned investee; the Company is a major shareholder.
ChipMOS Far East Ltd. (Far East)	A subsidiary of ChipMOS Bermuda
AMCT	A 31% owned investee
Chantek International Investment Ltd. (Chantek International)	The chairman of the Company is a member of board of directors of Chantek International.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
During the year
Sales
MVI	2,495,046	2,285,348	1,680,986	49,484
Ultima	1,163,383	1,218,265	745,562	21,948
PlusMOS	55,548	9,010	19,642	578
ProMOS	5,002	—	1,748,326	51,467
ThaiLin	—	—	1,722	51
Chantek	—	—	469	14
AMCT	—	—	5	—
Far East	—	—	234	7
SPIL	—	—	345	10
DenMOS	27	152,761	496,480	14,615

	3,719,006	3,665,384	4,693,771	138,174

Rental revenue
MVI	29,717	8,800	4,800	141
DenMOS	—	693	922	27
ThaiLin	—	2,212	8,118	239

	29,717	11,705	13,840	407

Other revenue
ThaiLin	—	—	10,571	311
DenMOS	—	—	2,647	78
Chantek	—	—	900	26
PlusMOS	—	—	27	1
Far East	—	—	16	—
ChipMOS USA	—	—	1,343	40
Ultima	—	305	—	—

	—	305	15,504	456

Purchases
AMCT	—	—	4,758	140
Far East	—	—	4,654	137
PlusMOS	—	—	522	15
MVI	—	—	12	—

	—	—	9,946	292

Subcontract expenses
SPIL	3,886	—	101,847	2,998
Far East	—	—	11,804	347
ThaiLin	—	—	33,515	987
Chantek	2,950	2,719	230	7

	6,836	2,719	147,396	4,339

(Forward)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Operating expenses:
Administrative expenses — MVI	4,550	4,550	4,387	129

Service fee
ChipMOS USA	22,229	20,046	22,864	673
ChipMOS Japan	11,135	9,498	11,851	349

	33,364	29,544	34,715	1,022

R&D materials
PlusMOS	29,888	—	—	—
MVI	86	—	—	—

	29,974	—	—	—

Rental expense
MVI	2,490	2,811	2,586	76
Chantek	—	—	7,699	227
ThaiLin	—	—	8,125	239

	2,490	2,811	18,410	542

Fee for stock registry service
Sun Fund	—	540	540	16

	December 31
	2002	2003
		NT$	US$
	(In Thousands)
At the end of year
Notes and accounts receivable
MVI	759,484	13,952	411
Ultima	331,940	216,242	6,366
PlusMOS	4,943	5,506	162
DenMOS	23,057	123,932	3,648
Chantek	—	431	13
ProMOS	—	959,561	28,247
ThaiLin	—	107	3
SPIL	—	315	9
Far East	—	98	3

	1,119,424	1,320,144	38,862

Other receivable
ChipMOS Bermuda	138,158	640,950	18,868
ChipMOS USA	23,348	16,787	494
MVI	4,347	424	12
ChipMOS Japan	6,555	6,444	190
Ultima	268	104	3
ThaiLin	6,301	690	20
Chantek	356	19,693	580
DenMOS	275	375	11
(Forward)

	December 31
	2002	2003
		NT$	US$
	(In Thousands)
Far East	—	1,855	55
ProMOS	—	11,271	332
AMCT	—	28,279	832

	179,608	726,872	21,397
Credit balances of long-term investments (Note 7)	(9,749)	(7,413)	(218)

	169,859	719,459	21,179

Other payable
ChipMOS USA	1,264	1,200	35
MVI	1,158	730	22
ChipMOS Japan	1,139	927	27
PlusMOS	98	142	4
Chantek	—	102	3
Sun Fund	—	45	1
Far East	—	11,566	341
ThaiLin	—	5,045	149

	3,659	19,757	582

Account payable
Chantek	—	242	7
ThaiLin	—	12,710	374
SPIL	—	4,634	137

	—	17,586	518

Payables to contractors and equipment suppliers
Chantek	—	714	21

The payment terms for purchases from related parties are the same as those from other suppliers.

The collection term for MVI and Ultima is 90 days after month end, ProMOS is 75 days after month end while other related parties have the normal collection terms. The selling price is on the same basis as those to other customers.

As of October 11, 2002, the Company signed an agreement entrusting Best Home with the construction for a central kitchen. The Company has paid NT$216,000 thousand in advance to Best Home for the purpose of acquiring a place and equipment. However, the Company entered into a contract to transfer the claim to Prudent Holdings Group Ltd. on December 17, 2003 and classified the amount under other receivables accordingly.

As of December 24, 2002, the Company entered into a technology transfer agreement with ThaiLin for a period of 10 years, starting from December 31, 2002. ThaiLin has already paid NT$79,571 thousand (pre-tax) to the Company, recorded under deferred credits. As of December 31, 2003, the unamortized amount was NT$71,614 thousand.

As of December 31, 2002, the Company provided commercial paper acquired under repurchase agreements as collateral for a loan amounting NT$600,000 thousand (excluding the interest) obtained by Ultima. (See Note 18)

In 2002, the Company acquired shares of Sun Fund from Best Home. (See Note 7)

In 2003, the Company has sold secured bonds issued by MVI to AMCT, PlusMOS and Chantek International with the carrying value of NT$110,000 thousand, NT$80,000 thousand and NT$90,000 thousand respectively. The interest revenue derived from the transactions was amounted to NT$6,188 thousand. The payment term was quarterly installment commencing from August 25, 2003.

In 2003, the Company purchased machineries from ThaiLin and Chantek at the cost of NT$104,663 thousand and NT$10,141 thousand respectively. The Company also sold machineries to ThaiLin, Chantek and Far East with the proceeds amounted to NT$244,710 thousand, NT$16,781 thousand and NT$1,710 thousand respectively and recognized gain on disposal of properties amounted to NT$46,780 thousand, NT$8,848 thousand and NT$384 thousand respectively.

In 2003, the Company sold convertible loans to ChipMOS Bermuda with a sales price of NT$567,523 thousand including interest income of NT$3,198 thousand.

18.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Current:
Time deposits (matures from January to November 2004)	76,868	282,378	8,313
Non-current:
Commercial paper acquired under repurchase agreements (matured in January 2002, and has been extended to April 2003 subsequently)	601,744	—	—

	678,612	282,378	8,313

Time deposits are pledged as collateral for the Company’s customs duties payable, letter of credit, research and development subsidy loan and the commercial paper acquired under repurchase agreements are pledged as collateral for the guarantee provided to Ultima (See Note 17).

19.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2003

a.	As of December 31, 2003, the Company leases parcels of land from the Hsinchu and Taiwan Science — Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2003 are as follows:

Year	Amount
NT$
(In Thousands)
2004	16,203
2005	15,668
2006	15,668
2007	15,668
2008	14,198
Thereafter	85,664

Total minimum lease payment	163,069

b.	On April 20, 1999, the Company entered into a semiconductor packaging technology license agreement with TESSERA INC. Under the agreement, the Company agreed to pay a license fee of US$500 thousand and a royalty fee at certain percentage of net sales of certain products. The Company paid the total license fee of US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. The Company also shall pay certain additional license fees within five years if cumulative production and sales quantity of products bearing Tessera Compliant Chip packages do not meet the commitment schedule at a respective deadline as set in the agreement.

c.	The Company has unused letters of credit aggregating approximately US$638 thousand, EUR$10 thousand and JPY$4,169,699 thousand as of December 31, 2003.

d.	In 2003, tax authorities have assessed and adjusted to increase the income taxes of the Company for the years of 1999 and 2000 by NT$2,095 thousand and NT$30,526 thousand respectively. The Company has filed an appealing for the assessment.

e.	The Company entered into a share purchase agreement with Caspian Worldwide Holdings Limited (BVI) (Caspian) on December 22, 2003 for acquiring 30% of shares of Ultima Technology Corp. (BVI) with the purchase price of USD11,250 thousand. In order to secure the Company’s performance of this transaction, the Company provided Caspian with a performance bond in the amount of NT$290,000 thousand and will be returned upon approval of the foresaid investment by the Investment Commission, Ministry of Economic Affairs.

20.	SUBSEQUENT EVENTS

The Company has acquired 62.50% of ChipMOS Logic TECHNOLOGIES INC. shares in January of 2004 in the amount of NT$250,000 thousand.

21.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company had entered into forward exchange contracts or foreign currency options for the years ended December 31, 2001 and 2002, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	Forward, exchange contracts

As of December 31, 2002 and 2003, the Company had no outstanding forward contracts. Net exchange gains on forward exchange contracts were NT$13,869 thousand for the year ended December 31, 2001.

b.	European options

The Company expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery, and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2002 and 2003, the Company had no outstanding foreign currency option contracts. For the years ended December 31, 2001 and 2002, the Company realized premium income of NT$156 thousand and NT$90 thousand respectively.

c.	Transaction risks

1)	Credit risk: The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company does not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy: The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity and cash requirements: The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

d.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2002		December 31, 2003
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
	NT$	NT$	NT$	NT$
	(In Thousands)
Non-derivative financial instruments
Assets
Cash	1,963,381	1,963,381	1,155,662	1,155,662
Restricted cash and cash equivalents	678,612	678,612	282,378	282,378
Short-term investments	874,932	874,932	437,446	437,446
Notes receivable	30,474	30,474	7,522	7,522
Accounts receivable	562,424	562,424	961,884	961,884
Receivables from related parties
Notes and accounts	1,104,475	1,104,475	1,307,321	1,307,321
Others	169,859	169,859	679,853	679,853
Other receivable	82,614	82,614	1,082,700	1,082,700
Long-term investments	1,441,866	1,549,582	1,288,350	2,294,089
Refundable deposits	13,839	13,839	352,674	352,674
Other financial assets	—	—	399,700	399,700
Liabilities
Bank loans	2,032,631	2,032,631	1,314,045	1,314,045
Commercial papers	159,427	159,427	—	—
Accounts payable	145,352	145,352	312,045	312,045
Payable to related parties
Trade	—	—	17,586	17,586
Others	3,659	3,659	19,757	19,757
Payables to contractors and equipment suppliers	158,750	158,750	166,910	166,910
Long-term loans (including current portion)	3,163,595	3,163,595	2,811,462	2,811,462
Long-term bonds payable	1,200,000	1,064,729	1,200,000	1,008,970
Guarantee deposits	461	461	593	593

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments — market values

2)	Short-term investments — market values.

3)	Long-term investments — market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits — future values.

5)	Long-term liabilities — based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

22.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in research, development, manufacturing, assembly, testing and turnkey of integrated circuits. In accordance with Statements of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, LCD and Turnkey when making decisions about allocating resources and assessing performance of the Company. All financial segment information required by SFAS No. 131 are as following:

a.	The Company provides semiconductor testing, assembly and turnkey services.

	2001
					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Totals	Other assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	2,242,676	1,610,880	1,260,034	131,505	5,245,095	—	5,245,095
Cost of revenues	2,965,268	1,413,396	1,246,657	403,988	6,029,309	—	6,029,309
Segment gross profit	(722,592)	197,484	13,377	(272,483)	(784,214)	—	(784,214)
Depreciation and amortization	2,107,395	506,901	—	191,359	2,805,655	8,180	2813,835
Segment assets	7,262,355	2,380,771	—	1,290,762	10,933,888	5,198,883	16,132,771
Expenditure for segment assets	641,304	18,177	—	323,451	982,932	—	982,932

	2002
					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Totals	Other assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	2,331,057	1,415,196	1,787,838	991,774	6,525,865	—	6,525,865
Cost of revenues	2,684,654	1,394,291	1,766,985	865,776	6,711,706	—	6,711,706
Segment gross profit	(353,597)	20,905	20,853	125,998	(185,841)	—	(185,841)
Depreciation and amortization	2,055,221	443,718	—	310,239	2,809,178	9,097	2,818,275
Segment assets	5,724,785	2,035,886	—	2,209,521	9,970,192	6,433,868	16,404,060
Expenditure for segment assets	531,434	68,421	—	1,164,630	1,764,485	—	1,764,485

	2003
					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Totals	Other assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	3,072,739	2,637,117	1,075,319	1,683,490	8,468,665	—	8,468,665
Cost of revenues	2,614,901	2,079,706	1,061,109	1,155,322	6,911,038	—	6,911,038
Segment gross profit	457,838	557,411	14,210	528,168	1,557,627	—	1,557,627
Depreciation and amortization	1,886,241	313,850	—	451,710	2,651,801	14,623	2,666,424
Segment assets	4,656,948	2,121,812	—	2,150,940	8,929,700	7,690,240	16,619,940
Expenditure for segment assets	1,382,018	399,888	—	387,929	2,169,835	—	2,169,835

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

b.	The Company has no significant foreign operations.

c.	Net revenues:

	Year ended December 31
	2001	2002	2003
Area	NT$	NT$	NT$
	(In Thousands)
Domestic	4,693,604	5,755,406	7,061,812
Export	551,491	770,459	1,406,853

	5,245,095	6,525,865	8,468,665

d.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31
	2001		2002		2003
Customer	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Thousands)
MVI	2,495,046	48	2,285,348	35	1,680,986	20
Ultima	1,163,383	22	1,218,265	19	—	—
ProMOS	—	—	—	—	1,748,326	21

23.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

Under U.S. GAAP, such bonuses and remuneration are charged to income currently and included in operating expenses as compensation expense. Since the amount and form of such bonuses and remuneration are not finally determinable until approved by the shareholders, the total amount of such bonuses and remuneration is initially accrued based on the amount to be paid as provided by the Company’s Articles of Incorporation. The percentage to be paid in stock is determined at the next shareholders’ meeting in the following year. The number of shares to be issued is determined by dividing the amount to be paid in stock by the par value of the shares. Any difference between the initially accrued amount (the cash portion plus the par value of the shares) and the fair market value of the bonuses settled (the cash portion plus the fair value of the shares) is recognized in the year of approval by the shareholders.

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

Under both ROC and U.S. GAAP, investments in shares of companies wherein the Company owns over 20% of the outstanding common stock and exercises significant influence over operating and financial policies of the investee companies are generally accounted for under the equity method. However, there are differences in applying equity accounting under ROC and U.S. GAAP. The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from that under U.S. GAAP. The differences between ROC GAAP and U.S. GAAP for the equity investees have been adjusted and included in the reconciliation below.

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

ROC GAAP requires start-up costs to be deferred and amortized in a systematic manner over the periods of the expected benefit. Start-up costs include all costs incurred prior to production readiness. On the other hand, U.S. GAAP primarily requires that start-up costs be expensed as incurred.

f.	Depreciation of fixed assets and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For US GAAP purpose, building lives have been estimated to be 25 years.

g.	Transfer of building and facilities from MVI

The Company purchased building and facilities from MVI in 1997. The actual costs purchased from MVI were based on MVI’s book value of such building and facilities on a specified cut-off date plus an additional payment of NT$173,174 thousand representing compensation to MVI. The Company capitalized, allowed under ROC GAAP such additional payment of NT $173,174 thousand. Under U.S. GAAP, assets acquired are recorded at an amount that does not exceed their fair values. Also, generally under U.S. GAAP, the transferee should evaluate the assets, transferred from related parties with significant influence, at predecessor basis. Therefore, the assets transferred from MVI were evaluated at MVI’s predecessor cost basis and the NT$173,174 thousand was deducted from the capital surplus and building and facilities for U.S. GAAP.

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

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Under ROC GAAP, there is no requirement to provide for impairment of long-lived assets. Based on an assessment by the Company, there were no impairment losses for the Company as of December 31, 2002 and 2003.

k.	Derivative financial instruments

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have the flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. U.S. GAAP has restricted rules on hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS No. 133 and SFAS No. 138 are effective for fiscal years beginning after June 15, 2000, and establish accounting and reporting standards for all derivative financial instruments. The Company adopted those statements on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 had no material impact to the Company’s financial statements. Under U.S. GAAP, the Company did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings under U.S. GAAP. In addition, the Company has no embedded derivatives from January 1 to December 31, 2003. The reconciling adjustments for all periods presented reflect lose reconciling from hedge accounting under ROC GAAP to non-hedge accounting under U.S. GAAP.

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

Under ROC GAAP, a company is required to include in its annual consolidated financial statements only those subsidiaries that are directly or indirectly more than 50% owned. For directly owned subsidiaries (i) with total assets and operating revenues less than 10% of the issuer’s unconsolidated total assets and operating revenues, (ii) which are in a negative equity position which is considered to be other than temporary and the issuer did not guarantee the obligations of the subsidiary or commit to provide additional financial support, or (iii) with business activities which differ from that of the issuer, the issuer has the option of whether or not to consolidate such subsidiaries. For purposes of applying the above test, the amounts are determined on the basis of each respective subsidiary’s unconsolidated financial statements. Under U.S. GAAP, consolidation of majority-owned subsidiaries is required in the preparing of the consolidated financial statements. Under U.S. GAAP, the consolidated total assets were NT$17,295,385 thousand and NT$17,505,917 thousand as of December 31, 2002 and 2003, respectively. Since the difference between ROC GAAP and U.S. GAAP for consolidation of ChipMOS Japan and ChipMOS US is nominal, thus they do not appear in the reconciliation below.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the accompanying financial statements to net income (loss) and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Net income (loss)
Net income (loss) based on ROC GAAP	(1,509,064)	(1,272,779)	860,557	25,333

Adjustments:
Adjustment for employee stock bonuses	(34,065)	—	—	—
Amortization of technology transfer in payment of capital stocks	150,000	95,833	18,334	540
Amortization of start-up costs	13,424	14,699	14,796	436
Depreciation of fixed assets and employee dormitory building	(13,829)	(14,270)	(14,206)	(418)
Transfer of building and facilities from MVI	28,841	15,634	2,104	62
Derivative financial instruments	2,049	—	—	—
Pension expenses	(1,898)	—	—	—
Marketable securities-trading	25,647	(31,139)	1,916	56
Interest capitalization	75,429	43,329	—	—
Depreciation of interest capitalization	(2,201)	(4,254)	(5,728)	(169)
Effect of U.S. GAAP adjustment on long-term investments	—	—	(3,867)	(114)
(Forward)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
	(In Thousands)
Effect of U.S. GAAP adjustment on income taxes	(41,823)	(38,217)	(3,825)	(113)
Net increase in net income (loss)	201,574	81,615	9,524	280

Net income (loss) based on U.S. GAAP	(1,307,490)	(1,191,164)	870,081	25,613

Earnings (loss) per share	(1.48)	(1.34)	0.98	0.03

Number of weighted average shares outstanding under U.S. GAAP	881,467	887,227	887,227	887,227

Shareholders’ equity

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Shareholders’ equity based on ROC GAAP	9,733,900	10,605,987	312,217

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(22,078)
Accumulated amortization of technology transfer in payment of capital stocks	731,666	750,000	22,078
Start-up costs
Original cost	(86,523)	(73,329)	(2,159)
Accumulated depreciation of start-up costs	51,998	53,554	1,576
Net effect on inventories	(252)	(206)	(6)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(57,032)	(71,239)	(2,097)
Net effects on inventories	251	252	8
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,098)
Depreciation and gain on disposal of building and facilities from MVI	164,952	166,789	4,910
Net effects on inventories	(301)	(34)	(1)
Marketable securities — trading	(5,492)	(3,576)	(105)
Unrealized holding gain on available-for-sale securities	79,277	—	—
Pension expenses	(1,898)	(1,898)	(56)
Interest capitalization	118,757	118,757	3,496
Depreciation of interest capitalization	(6,455)	(12,183)	(359)
Effect of U.S. GAAP adjustment on long-term investments	—	(14,087)	(415)
Effect of U.S. GAAP adjustment on income tax	1,528	(2,297)	(68)

Net increase (decrease) in shareholders’ equity	67,302	(12,671)	(374)

Shareholders’ equity based on U.S. GAAP	9,801,202	10,593,316	311,843

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	12,067,676	11,072,313	9,801,202	288,525
Adjustment for common shares issued as bonuses to employees	103,515	—	—	—
Reversal of unrealized loss (gain) on available-for-sale security	55,382	(153,621)	(79,277)	(2,334)
Unrealized gain (loss) on available-for-sale security	153,621	79,277	(5,618)	(165)
Cumulative translation adjustments	(391)	(47)	115	3
Adjustment for long-term investments	—	(5,556)	6,813	201
Net income (loss) for the year	(1,307,490)	(1,191,164)	870,081	25,613

Balance, end of the year	11,072,313	9,801,202	10,593,316	311,843

     A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Current assets
As reported	5,301,160	7,115,404	209,461
U.S. GAAP adjustments
Marketable securities — trading	(5,492)	(3,576)	(105)
Effect of inventory adjustments:
Start-up costs	(252)	(206)	(6)
Depreciation of fixed assets and employee dormitory building	251	252	7
Transfer of building and facilities from MVI	(301)	(34)	(1)

As adjusted	5,295,366	7,111,840	209,356

Long-term investments
As reported	1,441,866	1,288,350	37,926
U.S. GAAP adjustments
Adjustment for investment income	—	(8,469)	(250)
Unrealized gain (loss) on available-for-sale security	79,277	(5,618)	(165)

As adjusted	1,521,143	1,274,263	37,511

(Forward)

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Property, plant and equipment — net
As reported	9,690,293	8,929,700	262,870
U.S. GAAP adjustments
Start-up costs	(34,525)	(19,775)	(582)
Depreciation of fixed assets	(50,393)	(62,969)	(1,854)
Transfer of building and facilities from MVI	(8,222)	(6,385)	(188)
Interest capitalization	112,302	106,574	3,137

As adjusted	9,709,455	8,947,145	263,383

Intangible assets — net
As reported	50,348	45,038	1,326
U.S. GAAP adjustments
Technology transfer in payment of capital stock	(18,334)	—	—

As adjusted	32,014	45,038	1,326

Other assets
As reported	745,561	133,535	3,931
U.S. GAAP adjustments
Depreciation of employee dormitory building	(6,639)	(8,270)	(243)

As adjusted	738,922	125,265	3,688

Other liabilities
As reported	258,434	503,279	14,815
U.S. GAAP adjustments
Pension expenses	1,898	1,898	56
Effect of U.S. GAAP adjustment on income taxes	(1,528)	2,297	68

As adjusted	258,804	507,474	14,939

     As a result of the adjustments presented above, the approximate amounts of total assets based on U.S. GAAP are NT$17,296,900 thousand and NT$17,503,551 thousand as of December 31, 2002 and 2003, respectively.

     The following U.S. GAAP condensed statements of operation for the years ended December 31, 2001, 2002 and 2003 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivable, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Net revenues	5,245,095	6,525,865	8,468,665	249,298
Cost of revenues	5,999,506	6,700,265	6,911,268	203,452

Gross profit (loss)	(754,411)	(174,400)	1,557,397	45,846
Operating expenses	629,992	397,700	541,145	15,930

Income (loss) from operations	(1,384,403)	(572,100)	1,016,252	29,916
Non-operating income (expenses)-net	151,076	(482,985)	(147,896)	(4,354)

Income (loss) before income tax	(1,233,327)	(1,055,085)	868,356	25,562

Net income (loss)	(1,307,490)	(1,191,164)	870,081	25,613

21.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74, to make certain disclosures about the effect recently issued accounting standards will have on the financial statements upon their adoption in future periods.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company has adopted this Statement on January 1, 2003 and there is no material impact on the accompanying financial statements.

In December 2003, the FASB issued Interpretation No. 46, (revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation replaces FASB Interpretation No. 46 issued in January 2003 and clarifies the application of ARB No. 51 “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The enterprise that consolidates a variable interest entity is the primary beneficiary, which absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The application of this Interpretation is required in financial statements of public entities hat have interest in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003, whereas no later than the end of the first reporting period after March 15, 2004 for all other types of entities. The Company has completed its assessment of adoption of this Interpretation and there is no material impact on the accompanying financial statements.

In December 2003, the Financial Accounting standards Board issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement revises employers’ disclosures about pension plans and other postretirement benefit plans. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Statement was effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement requires that an issuer classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer, including mandatory redeemable financial instruments, an obligation to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. Further, this Statement requires disclosure regarding the nature and terms of the financial instruments and the right s and obligations embodied in those instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 does not have a material impact on the accompanying financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s accompanying financial statements.

In December 2002, the FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosures”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is not expected to have a material compact on the accompanying financial statements.

In October 2002, the FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”, which amends SFAS No. 72 and 144 and FASB Interpretation No. 9. The provisions of this Statement that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. This Statement is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on the Company.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring).” This Statement requires that a liability for a cost associated with an exit or disposal activities be recognized when it is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 does not have a material impact on the accompanying financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Under SFAS No. 4, all gains and losses from extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates SFAS No. 4 and, thus, the exception to applying Accounting Principles Board (APB) Opinion No. 30 to all gains and losses related to extinguishments of debt. As a result, gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. This Statement also amends paragraph 14(a) of SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS No. 145 does not have a material impact on the accompanying financial statements.

In December 2003, the Staff of the SEC issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial Statement Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

FASB Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statement No. 5, 57, and 107 and rescission of FASB interpretation No. 34”, was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has made the disclosures requirement required by FIN 45.

b.	Marketable securities

On December 31, 2002 and 2003, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP)		(U.S. GAAP)
	Carrying Value		Fair Value
	2002	2003	2002	2003
	NT$	NT$	NT$	NT$
	(In Thousands)		(In Thousands)
Investment in trading securities (Note 4)	874,932	437,446	869,440	433,870

Long-term investments-available-for-sale security (Note 7)	218,099	—	297,376	—

The Company uses the weight-average cost method for trading securities and available-for-sale securities when determining cost basis.

c.	Income tax expense (benefit)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Income tax current payable	57,229	4,217	1,309	39
Deferred income tax	36,583	116,899	(6,398)	(188)
Adjustment of prior years’ income taxes	(19,649)	14,963	3,364	99

Income tax expense (benefit)	74,163	136,079	(1,725)	(50)

Reconciliation between the income tax calculated on pre-tax financial statement income based on statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP, is as follows:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Tax on pretax income at ROC statutory rate (25%)	(308,415)	(263,771)	217,079	6,390
SBIP tax exemption (5%)	—	—	—	—

Tax on pretax income at SBIP statutory rate	(308,415)	(263,771)	217,079	6,390
Separate and foreign income tax	—	4,217	1,309	39
Additional 10% on the unappropriated earnings	114,459	—	—	—
Tax effect of:
Tax-exempt income	—	(3,149)	(1,469)	(43)
Permanent differences
Non-taxable gain on sales of investment	(58,175)	2,820	(22,571)	(664)
Non-deductible investment loss	18,758	65,902	6,613	195
Bonus to employee and directors	8,600	—	—	—
Others	(7,563)	6,478	—	—
Tax credits — utilized	(57,230)	—	(187,700)	(5,525)
— Deferred	(434,872)	119,312	48,014	1,413
Valuation allowance	769,000	181,633	(66,405)	(1,955)
Effect of increase in tax rate on deferred taxes	49,250	—	—	—
Loss carry forward	—	7,674	41	1
Adjustment of prior year’s income tax	(19,649)	14,963	3,364	99

Income tax expense (benefit)	74,163	136,079	(1,725)	(50)

The components of deferred income assets (liabilities) were as follows:

	December 31
	2002	2003
	NT$	NT$	US$
	(In Thousands)
Deferred income tax asset
Current
Unrealized foreign exchange loss	5,439	8,613	253
Loss of market price decline and obsolete and slow-moving inventories	21,652	10,387	306
Sales allowance	5,721	6,385	188
Tax credit for investment in machinery and equipment and R&D expenditures	—	143,905	4,236
Others	5,655	15,656	461

	38,467	184,946	5,444

Non-current
Tax credit for investment in machinery and equipment and R & D expenditures	839,526	647,607	19,064
Loss carry forwards	811,526	811,485	23,888
Technologies transfer in payment of capital stock	4,584	—	—
Transferred assets from MVI	—	1,605	47
Start-up cost	8,694	4,995	147
Others	2,146	3,108	91

	1,666,476	1,468,800	43,237
Valuation allowance	(1,306,633)	(1,240,228)	(36,509)

	359,843	228,572	6,728

Deferred income tax liabilities
Non-current
Depreciation differences	(561,144)	(572,260)	(16,846)
Interest capitalization	(28,076)	(26,644)	(784)
Other	(874)	—	—

	(590,094)	(598,904)	(17,630)

	(191,784)	(185,386)	(5,458)

d.	Pension

According to SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Components of net periodic benefit cost
Service cost	23,363	21,323	32,102	945
Interest cost	3,384	3,529	4,275	126
Projected return on plan assets	(2,496)	(2,802)	(2,581)	(76)
Net amortization and deferral:
Unrecognized net transition obligation	—	28	28	1
Unrecognized prior service cost	96	—	—	—
Unrecognized net loss	—	—	695	20
Curtailment gain	(5,004)	—	—	—

Net periodic benefit cost	19,343	22,078	34,519	1,016

Changes in benefit obligation
Benefit obligation at beginning of year	58,009	70,572	122,148	3,596
Service cost	23,363	21,323	32,102	945
Interest cost	3,384	3,529	4,275	126
Curtailments	(7,180)	—	—	—
Actuarial loss (gain)	(7,004)	26,724	9,454	278

Benefit obligation at end of year	70,572	122,148	167,979	4,945

Changes in plan assets
Fair value of plan assets at beginning of year	33,101	49,610	66,005	1,943
Actual return on plan assets	1,655	1,306	1,003	30
Employer contribution	14,886	15,089	17,813	524

	49,642	66,005	84,821	2,497

Funds status	(20,930)	(56,143)	(83,158)	(2,448)
Unrecognized actuarial loss (gain)	(181)	28,043	38,352	1,129

Net amount recognized (recognized as accrued pension cost)	(21,111)	(28,100)	(44,806)	(1,319)

Actuarial assumptions
Discount rate	5.0%	3.5%	3.25%	3.25%

Rate of compensation increase	4.5%	3.5%	3.25%	3.25%

Expected return on plan assets	5.0%	3.5%	3.25%	3.25%

The Company has no other post-retirement or post-employment benefit plans. The Company expects to contribute NT$23,150 thousand to its pension plan in 2004. The plan assets are all invested in the Central Trust of China.

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

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Net cash inflow (outflow) from:
Operating activities	2,771,734	1,335,128	1,842,453	54,238
Investing activities	(1,692,567)	(3,042,493)	(1,816,260)	(53,467)
Financing activities	(488,275)	2,496,613	(1,435,656)	(42,262)

Change in cash and cash equivalents	590,892	789,248	(1,409,463)	(41,491)
Cash and cash equivalents at the beginning of year	1,184,985	1,775,877	2,565,125	75,511

Cash and cash equivalents at the end of year	1,775,877	2,565,125	1,155,662	34,020

f.	Statement of comprehensive income (loss)

	Year Ended December 31
	2001	2002	2003
	NT$	NT$	NT$	US$
		(In Thousands)
Net income (loss) based on U.S. GAAP	(1,307,490)	(1,191,164)	870,081	25,613
Other comprehensive income (loss):
Reversal of unrealized loss (gain) on available-for-sale security	55,382	(153,621)	(79,277)	(2,334)
Unrealized gain (loss) on available-for-sale security	153,621	79,277	(5,618)	(165)
Translation adjustment	(391)	(47)	115	3

Comprehensive income (loss)	(1,098,878)	(1,265,555)	785,301	23,117

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expenses or benefit is allocated to each component.

g.	Statements of accumulated comprehensive income (loss)

	Unrealized		Accumulated
	Gain (Loss) on		Other
	Long-term	Translation	Comprehensive
	Investments	Adjustment	Income (Loss)
	NT$	NT$	NT$
	(In Thousands)
Balance, as of January 1, 2001	(55,382)	(296)	(55,678)
Addition in 2001	209,003	(391)	208,612

Balance, as of December 31, 2001	153,621	(687)	152,934
Addition in 2002	(74,344)	(47)	(74,391)

Balance, as of December 31, 2002	79,277	(734)	78,543
Addition in 2003	(84,895)	115	(84,780)

Balance, as of December 31, 2003	(5,618)	(619)	(6,237)

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd. (English translation)(1)
2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2)
4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010)(3)
4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)(4)
4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(5)
8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.
11.1	Code of Ethics
12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of Independent Accountants

(1)	Incorporated by reference to Exhibit 3.1 to our Year 2001 Form 20-F filed with the Commission on June 25, 2002.

(2)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

(3)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

(4)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.

(5)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the Commission on April 29, 2000.