Form 20-F
period 2004-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2005-06-10
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

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

As of December 31, 2004, 2,105,073,060 Common Shares were outstanding

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
FISCAL YEAR ENDED DECEMBER 31, 2004

- i -

Forward Looking Statements in This Annual Report May Not Be Accurate

     Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive semiconductor and personal computer industries and markets;

•	risks associated with international business activities;

•	our dependence on key personnel;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	general economic and political conditions, including those related to the semiconductor and personal computer industries;

•	possible disruptions in commercial activities caused by human-induced disasters, including terrorist activity and armed conflict, and outbreaks of contagious diseases, such as severe acute respiratory syndrome, or SARS, which reduce end-user purchases relative to expectations and orders;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the Securities and Exchange Commission, or the SEC; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

     A. Selected Financial Data

     The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 28 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	18,846	16,530	22,299	27,411	35,252	1,110.6
Cost of goods sold	(14,907)	(15,109)	(20,210)	(23,298)	(28,871)	(909.6)

Gross profit	3,939	1,421	2,089	4,113	6,381	201.0

Operating expenses	(999)	(1,428)	(1,542)	(1,592)	(2,048)	(64.5)

Operating income	2,940	(7)	547	2,521	4,333	136.5
Equity investment income (loss)(1)	192	(1,199)	61	(533)	308	9.7
Other non-operating income(1)	662	608	469	882	732	23.1
Other non-operating expenses	(599)	(884)	(797)	(667)	(1,548)	(48.8)

Income (loss) before income tax(1)	3,195	(1,482)	280	2,203	3,825	120.5
Income tax benefit	26	283	145	636	457	14.4

Net income (loss)(1)(2)	3,221	(1,183)	425	2,839	4,282	134.9

Earnings (loss) per share(3)
Basic	1.83	(0.58)	0.21	1.40	2.09	0.07
Diluted	1.83	(0.58)	0.21	1.27	1.63	0.05
Shares used in per share calculation (average, as adjusted)(2)
Basic	1,763	2,032	2,008	2,020	2,052	2,052
Diluted	1,763	2,032	2,008	2,267	2,411	2,411
Earnings (loss) per ADS(3)
Basic	9.12	(2.91)	1.05	6.35	10.44	0.33
Diluted	9.12	(2.91)	1.05	6.27	8.15	0.29
Dividends per share(4)	1.40	1.45	—	—	1.35	0.04
ADSs used in per ADS calculation (average, as adjusted)(3)

	Year Ended December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Basic	353	406	402	404	410	410
Diluted	353	406	402	453	482	482

US GAAP
Net income (loss)	1,982	(1,790)	(223)	3,248	3,667	115.5
Earnings (loss) per share(5)
Basic	1.15	(0.89)	(0.11)	1.61	1.78	0.06
Diluted	1.15	(0.89)	(0.11)	1.43	1.52	0.05
Shares used in per share calculation (average, as adjusted)(5)
Basic	1,729	2,015	2,008	2,020	2,060	2,060
Diluted	1,729	2,015	2,008	2,267	2,419	2,419
Earnings (loss) per ADS
Basic	5.73	(4.44)	(0.55)	8.04	8.90	0.24
Diluted	5.73	(4.44)	(0.55)	7.15	7.58	0.24
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	346	403	402	404	412	412
Diluted	346	403	402	453	484	484

	Year Ended December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Other Data:
ROC GAAP
Capital expenditures	6,535	5,474	6,445	4,885	9,785	308.3
Depreciation and amortization	2,257	4,323	4,902	5,185	6,153	193.9

	Year Ended December 31,
	2000	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	6,566	6,310	5,970	12,203	10,922	344.1
Working capital	8,361	6,176	6,856	4,766	13,492	425.1
Total assets	41,740	42,566	46,236	54,658	58,962	1,857.6
Short-term debt and current portion of long-term debt	1,272	2,667	2,968	10,342	4,013	126.4
Long-term debt	9,291	10,640	14,143	8,813	16,639	524.2
Total liabilities	13,884	16,519	20,057	24,960	25,469	802.4
Total stockholders’ equity	27,856	26,047	26,179	29,698	33,493	1,055.2
US GAAP
Total assets	47,179	47,852	50,333	61,756	65,118	2,051.6
Total liabilities	14,474	16,517	20,071	25,322	25,927	816.9
Total stockholders’ equity	32,705	31,335	30,262	36,434	39,191	1,234.7

(1)	The ROC Securities and Futures Bureau has allowed us to delay our recognition of investment income in certain investee companies accounted for under equity method. In particular, we derive a significant amount of our investment income in ChipMOS Technologies Inc., or ChipMOS, which we owned 28.7% equity interest as of March 31, 2005. In 2002, because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for such period, we were permitted to delay the recognition of the investment loss of ChipMOS until 2003. As a result, we did not recognize investment loss of ChipMOS for 2002 in our financial results under ROC GAAP until the first quarter of 2003. For the three months ended March 31, 2003, we recognized an investment loss of NT$366 million for ChipMOS in 2002. If this investment loss had been included in our results for 2002, our non-operating income, income before income tax and net income for 2002 would have been reduced by the same amount and our basic and diluted earnings per share in 2002 would have been reduced by NT$0.2. In 2003 and 2004, we also experienced a delay in recognition of investment income. For the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. For the three months ended March 31, 2005, we recognized an investment income of NT$667 million (US$21.0 million) from ChipMOS’s financial results in 2004. We also experienced a delay in recognition of investment income in Double Win Enterprise Co., Ltd. and Taiwan High-tech Corporation in 2002, 2003 and 2004 and Universal Communication Technology Inc. in 2002, and recognized their financial results in the subsequent year. Our investment income (loss) from Double Win Enterprise Co., Ltd., Taiwan High-tech Corporation and Universal Communication Technology Inc. for the aforementioned years was not material.

Under US GAAP, there is no provision that allows us to delay recognition of financial results of ChipMOS or any other investee accounted for under the equity method. In 2002, 2003 and 2004, our investment income (loss) under US GAAP from ChipMOS were (NT$342 million), NT$250 million and NT$664 million (US$20.9 million), respectively. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP.

(2)	Net income in 2000 and 2001 was net of minority interest loss of NT$3,000 and NT$16 million, respectively. The company does not have minority interest in 2002, 2003 and 2004, and is therefore not presented separately in this table.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 123,980,637 shares, 235,421,212 shares and 189,447,578 shares distributed as stock dividends in 2000, 2001 and 2004, respectively, with respect to the earnings of 1999, 2000 and 2003. No stock dividend was declared in 2002 and 2003.

(5)	Retroactively adjusted for all subsequent stock dividends only.

(6)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$31.74 to US$1.00 on December 31, 2004.

Currency Translations and Exchange Rates

     In portions of this annual report, we have translated New Taiwan dollars, or NT dollars, amounts into US dollars for the convenience of the readers. The rate we used for the translations was NT$31.74 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2004. The translation does not mean that NT dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period-End
2000	31.37	33.25	30.35	33.17
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
November	32.78	33.48	32.17	32.20
December	32.17	32.49	31.74	31.74
2005
January	31.85	32.22	31.65	31.71
February	31.50	31.79	31.06	31.06
March	31.11	31.73	30.65	31.46
April	31.47	31.70	31.23	31.23
May	31.27	34.47	30.98	31.13

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

     B. Capitalization and Indebtedness

     Not applicable.

     C. Reasons for the Offer and Use of Proceeds

     Not applicable.

     D. Risk Factors

     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our services, financial condition or results of operations could be seriously harmed.

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

The cyclical nature of the semiconductor industry makes us particularly vulnerable to economic downturns and changes in the semiconductor industry

     Because our services is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net operating revenues and earnings. The markets for semiconductors are also characterized by rapid technological change, evolving industry standards and periods of heightened competition. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our services would be subject to more intense competition and our results of operations may suffer because of the resulting downward pricing pressure and capacity underutilization. From the last quarter of 2000 to early 2003, we also experienced intense competition in the semiconductor industry worldwide and oversupply of packaging and testing capacities in the local market. This increased competition caused average selling prices of many of our semiconductor packages and testing services to decrease significantly. Downward pressure on average selling prices led to pressure on our gross margins which negatively affected our operating results. Future downturns in the semiconductor industry may be severe. In the event of any future downturn, our average selling prices may decline without a corresponding decrease in our high fixed costs. This could lead to a decline in our gross margin, which would seriously harm our services.

     The general recovery in the semiconductor industry since 2003 could be temporary and could be adversely affected by general economic uncertainties created by the possibility of future terrorist attacks, retaliatory actions, hostilities and outbreaks of contagious diseases. Since we cannot predict results for 2005 and subsequent periods with confidence at this time, we cannot assure you that our results would continue to improve; any unfavorable factors such as those described above could materially and adversely affect our results of operations.

We are highly dependent on the personal computer industry and any downturn in the personal computer industry would harm our operating results

     A significant percentage of our net operating revenues is derived from customers who use our manufacturing services to make semiconductors for personal computers. In 2002, 2003 and 2004, more than half of our net operating revenues were attributable to customers whose products are primarily used in personal computers or personal computer peripherals. Our results of operations were negatively affected in 2001 due to reduced demand for personal computer products as a result of the global economic downturn between late 2000 and 2002. However, our net operating revenues improved in 2002 and 2003 compared to 2001 due partially to increased demand for personal computers as market conditions in 2002 and 2003 have generally improved compared to 2001. Our net operating revenues increased in 2004 compared to 2003 due in part to general improvement in the personal computer industry. Any future decrease in the demand for personal computers may decrease the demand for our services and would likely to seriously harm our operating results. In addition, the declining average selling price of personal computers has placed significant pressure on the price of the components that are used in these personal computers. We believe the average selling price of personal computers will continue to decrease, and the resulting pricing pressure on the semiconductor components we package and test may reduce our net operating revenues and reduce our gross profit margin significantly.

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

A decline in the operating results of ChipMOS would reduce our participation in the memory chip package market and harm our financial performance

     As of March 31, 2005, we owned 28.7% equity interest in ChipMOS, a provider of semiconductor packaging and testing services. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic Inc., or Mosel Vitelic, the other major investor in ChipMOS, are required under the joint venture agreement establishing ChipMOS to provide these guarantees in the ratios of 30% and 70%, respectively. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for 2002, the Securities and Futures Bureau of the ROC, or ROC SFB, allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until a subsequent year. Thus, we recorded no investment income or loss of ChipMOS in our financial results under ROC GAAP for 2002. The audited financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$366 million. This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our net income for 2002 would have been decreased by the same amount. In 2003 and 2004, we also experienced similar delays in recognition of investment income. For the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. For the three months ended March 31, 2005, we recognized an investment income of NT$667 million (US$21.0 million) from ChipMOS’s financial results in 2004. Under US GAAP, however, there is no provision that allows us to delay recognition of

ChipMOS’s income or loss. In 2003, our investment loss from ChipMOS was NT$250 million under US GAAP. In 2004, our investment income from ChipMOS was NT$664 million (US$20.9 million) under US GAAP. We cannot assure you that ChipMOS will maintain its positive operating results in the future. A decline in the operating results of ChipMOS would reduce our participation in the memory chip package and testing market and adversely affect our non-operating income (loss) and net income (loss).

Potential conflicts of interest with ChipMOS may cause us to lose opportunities to expand and improve our operations

     As of March 31, 2005, we owned 28.7% equity interest in ChipMOS. Since ChipMOS is a provider of semiconductor packaging and testing services, our substantial interest in ChipMOS may lead to potential conflicts of interest in the expansion and development of the semiconductor packaging and testing markets. These conflicts may result in lost corporate opportunities or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

     For 2001, our capacity utilization rates were negatively affected by a general global economic downturn and decreased market demand in the semiconductor industry in general. As a result, our profitability suffered severely in 2001. For 2002, 2003 and 2004, our capacity utilization rates increased significantly due to improved demand for our products and services as market conditions in 2002, 2003 and 2004 have generally improved compared to 2001. We cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not harm our capacity utilization or our profitability in the future.

     Given the high fixed costs of our services, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we package and test. Increases or decreases in capacity utilization rates can have a significant effect on our services. Accordingly, our ability to enhance our gross margins will depend, in part, on our ability to continue to increase our capacity utilization rates.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

     We are dependent on a small group of customers for a substantial portion of our services. In 2002, 2003 and 2004, 66.3%, 66.8% and 64.8% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2004, our top two customers accounted for 11% and 11%, respectively, of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our products and services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders, our services would be seriously harmed because each of these customers accounts for a significant portion of our net operating revenues.

If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our services strategy

     We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund such equipment and facilities expansions. The growing demand for substrate products has and will continue to require significant capital expenditures on substrate packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors including demand for our services and availability of equipment and whether or when the market will recover. In addition, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing. If we are unable to obtain the necessary capital resources or financing, we will not be able to achieve our future business growth.

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our services

     The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), STATS ChipPAC Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Orient Semiconductor Electronics, Limited (Taiwan), Astra International (Indonesia), Carsem Bhd. (Malaysia) and Shinko Electric Industries Co., Ltd. (Japan). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our products and services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater resources in substrate technology. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

If the outsourcing trend for packaging and testing services does not continue, we could lose a significant number of our current customers and we may be unable to implement our services strategy plan in the future

     We depend on outsourcing of packaging and testing services by fabless semiconductor companies and integrated device manufacturers. In recent years, semiconductor companies have increasingly subcontracted parts of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. However, we cannot assure you that the outsourcing trend will continue. If integrated device manufacturers become dissatisfied with the services of independent semiconductor packaging and testing companies, they may return to utilizing in-house packaging and testing capabilities. A reversal of, or slowdown in, the outsourcing trend would seriously harm our services and make it difficult for us to implement our growth plan in the future.

If demand for the services of Taiwan’s wafer foundries decreases, a significant source of our sales would decrease, which would seriously harm our services

     We depend on Taiwan’s independent wafer foundries to source our sales orders. In recent years, more than half of our net operating revenues were derived from packaging and testing semiconductor wafers manufactured at Taiwan’s wafer foundries. If the demand for foundry services offered by Taiwan’s wafer foundries decreases for any reason, including shifts in demand for these services to wafer foundries in other countries, an important source of our sales would be lost and our profitability would suffer.

If we are unable to obtain raw materials from our suppliers, our production schedules would be delayed and we may lose customers

     We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials like lead-frames and substrates, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times or limited the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced from time to time difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

We are exploring the possibility of expanding our operations or making additional investments in the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks

     Some of our customers and foreign competitors have expanded their operations to the PRC. In order to remain competitive and to position ourselves to gain market share, we are exploring potential opportunities for expansion to or investments in the PRC. In December 2001 and June 2004, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$50 million in aggregate in Suzhou, PRC. We established a subsidiary named Siliconware Technology (Suzhou) Limited, and, as of March 31, 2005, we have invested a total of US$30 million in this subsidiary. We are in the stage of ramping up our facilities in Suzhou for the manufacturing of DRAM modules, flash memory cards, transistors and other electronic components. With this investment in the PRC, our financial condition, results of operations and future prospects are subject, to a significant degree, to the political and economic situation, regulatory control and general legal developments in the PRC and other foreign investment risks. In addition, these expansions or investments could be adversely affected if relations between the PRC and the ROC deteriorate.

We depend on key management and the loss of any key management personnel may disrupt our services

     Our success depends upon the continued service of key senior management. Members of our senior management have served us for an average of over 10 years and have made substantial contributions to our growth. We do not have employment contracts with many of our senior management and none of our senior management is bound by any non- competition agreement. If we lose the services of key senior management it would be very difficult to find and integrate replacement personnel, which would seriously harm our services expansion.

We depend on our technical personnel and the inability to attract and retain them would jeopardize our operations and future expansion plans

     Our business depends on technology and, accordingly, our success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Without sufficient numbers of skilled employees, our operations would suffer, resulting in deteriorating ability to solve operating and other issues in a timely and effective manner. Competition for qualified engineering and technical employees in Taiwan is intense and replacement of qualified employees is difficult. If we are unable to attract, retain and motivate our technical personnel, our operations would be jeopardized and our operating efficiency would deteriorate.

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

     The semiconductor packaging and testing processes require the use of chemicals and gases which are regulated by the government. For example, liquid waste is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Liquid waste is also produced when lead-frames are plated onto wafer chips and cleansed with water. Moreover, excess material on leads and moldings are removed from packaged semiconductors in the trim and form process. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean up costs.

We and many Taiwan customers and suppliers are vulnerable to natural disasters and other events outside our control, the occurrence of which may seriously harm our services

     Our operations and those of our customers and suppliers are particularly vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. The occurrence of any of these events could interrupt services. For instance, our operations were interrupted for approximately ten days in September 1999 because of an earthquake. Our property and business interruption insurance did not cover all damages incurred during the interruption. Most recently, in November 2004, Taiwan experienced significant earthquakes registering up to 6.7 on the Richter scale. We did not experience any significant damage as a result of these earthquakes. We cannot guarantee that future earthquakes will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient.

     In addition, the production facilities of many of our suppliers and customers providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Disruptions in the international trading environment may seriously decrease our international sales

     A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2002, 2003 and 2004, sales to our overseas customers accounted for 54.6%, 56.8% and 59.9%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

     These disruptions in the international trading environment affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

     Our financial statements are prepared under ROC GAAP, which differ in many respects from US GAAP. For example, ROC GAAP does not require the recognition of the fair market value of shares distributed as bonuses to employees when calculating net income. Largely as a result of the differences in accounting for employee bonuses and equity investments, our net income (loss) in 2002, 2003 and 2004 under US GAAP was NT$(223) million, NT$3,248 million and NT$3,667 million (US$115.5 million), respectively, as compared to net income under ROC GAAP of NT$425 million, NT$2,839 million and NT$4,282 million (US$134.9 million), respectively.

     In addition, the ROC SFB allowed us to delay recognition of investment income (loss) from certain of our investee companies in our financial results under the ROC GAAP until June 30 of the following year until the end of fiscal year 2004. After the adoption of amended ROC Statement of Financial Accounting Standard No. 5, “Accounting for Long-term Equity Investment” which became effective on January 1, 2005, we cease to delay recognizing investment income (loss) from certain investee companies accounted for under the equity method. Therefore, our financial results in 2004 may not contain investment income (loss) of certain investee companies in such year. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Delay in Recognition of Investment Income in Certain Investee Companies Accounted for under Equity Method.” Under US GAAP, however, there is no provision that allows us to delay recognition of our investment income from our investee companies. As a result, you may not be able to perform a meaningful year-to-year comparison of our financial results. In addition, year-to-year comparison of our financial results under ROC GAAP may significantly differ from year-to-year comparison under US GAAP.

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

     We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountants must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending on December 31, 2006.

     In the course of their audit, our independent auditors PricewaterhouseCoopers have identified certain weaknesses in our current internal accounting processes. While we have taken actions to address these weaknesses, additional measures may be necessary and these measures, along with other measures expected to be taken to improve our internal controls, may not be sufficient to address the issues identified by us or to ensure that our internal controls are effective. See “Item 15. Controls and Procedures”. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report with adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.

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

     In addition, advances in technology typically lead to rapid and significant price erosion and decreased margins for older products and services and may cause our current products and services to become less competitive. Our failure to develop or obtain advanced packaging or testing designs will materially and adversely affect our product mix and would seriously harm our profitability.

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

We rely on technology provided by third parties

     We have licensed from Motorola, Inc., or Motorola, the technology for ball grid array for which we make royalty payments based on the number of pads or balls used in our packages. We also implement new package design by enter into technology alliances and by licensing package technologies from certain technology companies. For 2002, 2003 and 2004, our royalty expenses were NT$426 million, NT$161 million and NT$143 million (US$4.5 million), respectively, which accounted for 1.9%, 0.6% and 0.4%, respectively, of our net operating revenues. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us, or at all. In the event that we are unable to license advanced technologies from third parties, we may be required to develop such technologies internally. There can be no assurance that we will be able to develop such technologies internally.

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

Political and Economic Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the ROC and the PRC.

     Our principal executive offices and substantially all of our assets are located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, increases in interest rates and the economic performance of Taiwan markets

     Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past fifteen years, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During 2004, the Taiwan Stock Exchange Index peaked at 7,135 on March 5, 2004, and reached a low of 5,255 on August 5, 2004. From

January 2, 2004 to May 31, 2005, daily closing values of our shares ranged from NT$21.20 per share to NT$42.40 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

     The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Increases in interest rates and other general economic conditions may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$6.00 between June 7, 2000, the date our ADSs were listed on NASDAQ, and May 31, 2005. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 2,178.34.

     On May 31, 2005, the Taiwan Stock Exchange Index closed at 6,011.56, and the daily closing value of our shares was NT$29.90 per share.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability.

     More than half of our net operating revenues are denominated in currencies other than NT dollars, primarily US dollars and Japanese Yen. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. We are affected by fluctuations in exchange rates among the US dollar, the Japanese Yen, the NT dollar and other currencies. Any significant fluctuation in exchange rates may be harmful to our financial condition. In addition, fluctuations in the exchange rate between the US dollar and the NT dollar will affect the US dollar value of the ADSs and the US dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

Any future outbreak of contagious diseases may materially and adversely affect our services and operations, as well as our financial condition and results of operations.

     Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our services, and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Assessment regarding our value-added tax obligation may adversely affect our profitability

     We have historically treated certain of our revenues as “service revenues” for the purpose of determining our value-added tax, or VAT, obligations. Service revenues have an applicable VAT rate of 0%. The relevant tax authority has determined that a certain amount of such revenues should be taxable and is currently in the process of assessing the aggregate amount of our VAT obligations. Although we believe that our VAT provisions of NT$468 million recorded as of December 31, 2004 are sufficient to cover the liability associated with the tax assessment, we can provide no assurance that the amount of the final assessment will not adversely affect our profitability.

Risks Related to Ownership of Our Shares or ADSs

Restrictions on the ability to deposit shares into our ADS program may adversely affect the liquidity and price of the ADSs

     The ability to deposit shares into our ADS program is restricted by ROC law. Under current ROC law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the ROC SFB except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:

•	distribution of share dividends or free distribution of our shares;

•	exercise of the preemptive rights of ADS holders applicable to the shares evidenced by ADSs in the event of capital increases for cash; or

•	if permitted under the deposit agreement and the custody agreement, purchases of our shares in the domestic market in Taiwan by the investor directly or through the depositary or the surrender of shares under the possession of investors and then delivery of such shares to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by ROC SFB, plus any ADSs issued pursuant to the events described in the above two bullet points; and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled.

     As a result of the limited ability to deposit shares into our ADS program, the prevailing market price of our ADSs on the NASDAQ National Market, or NASDAQ, may differ from the prevailing market price of the equivalent number of our shares on the Taiwan Stock Exchange.

Holders of our ADSs will not have the same voting rights as the holders of our shares, which may affect the value of your investment

     Due to the amendment to the ROC Company Act and the amendment made to our articles of incorporation accordingly, except for treasury shares, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. The voting rights attaching to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of shareholders collectively in the same manner.

     If holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors and/or supervisors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the shareholders’ meetings and to vote the shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.

The rights of holders of our ADSs to participate in our rights offerings may be limited, which may cause dilution to their holdings

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective.

Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation

     Our corporate affairs are governed by our articles of incorporation and by laws governing ROC corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under ROC law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” included elsewhere in this annual report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under ROC law.

Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw shares from our ADS program and become our shareholders, which may make ownership burdensome

     Non-ROC persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to appoint a local agent or representative with qualifications set forth by the ROC SFB to open a securities trading account with a local brokerage firm, pay ROC taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the Ministry of Finance to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under ROC law and regulations, citizens of the PRC are not permitted to hold our shares or withdraw shares represented by ADSs from our ADS program.

You may not be able to enforce a judgment of a foreign court in the ROC

     We are a company limited by shares incorporated under the ROC Company Act. Most of our assets and most of our directors, supervisors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. Any judgment obtained against us in any court outside the ROC arising out of or relating to the ADSs will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter according to ROC law;

•	the judgment or the court procedures resulting in the judgment is contrary to the public order or good morals of the ROC;

•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was duly served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time and in accordance with the laws and regulations of such jurisdiction, or with judicial assistance of the ROC; or

•	judgments of ROC courts are not recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.

Item 4. Information on the Company

     A. History and Development of the Company

     Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the ROC Company Act as a company limited by shares on May 17, 1984 and our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and our telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw.

     We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of both standard and customized packaging and testing solutions, including advanced lead-frame packages and substrate packages such as the flip-chip ball grid array, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey solutions from packaging and testing to direct shipment of semiconductor devices to end users designated by our customers.

     Our headquarters and packaging facilities are located in Taichung, Taiwan, where we had 2,999 wire bonders as of December 31, 2004. In addition, we had 249 testers in Hsinchu and Taichung, Taiwan as of the same date. Taiwan is home to the world’s largest independent wafer foundries and as such is home to one of the world’s leading suppliers of outsourcing semiconductor manufacturing. Our close proximity to and relationships with Taiwan’s leading wafer foundries allow us to benefit significantly from the trend towards outsourcing in the semiconductor industry and to quickly respond to our customers’ needs. Our location in Taiwan also enables our customers to secure seamless services within Taiwan for all of their manufacturing needs, thereby minimizing the time required to deliver finished semiconductor devices to the market.

     We provide packaging and testing services to more than 100 customers worldwide. For 2004, our top customers included the following leading semiconductor suppliers: ATI Technologies, Inc., Broadcom Corporation, Intel Corporation, LSI Logic Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA, SanDisk Corporation, VIA Technologies Inc. and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements. We have established technical and sales teams near major customer facilities, including the Hsinchu Science Park, to work with our customers on developing and implementing new packaging and testing technologies as semiconductors become smaller and more sophisticated.

     Our objective is to be the leading worldwide, full service independent provider of semiconductor packaging and testing services. Key elements of our strategy include:

•	providing a full range of packaging and testing services including turnkey capabilities to simplify our customers’ supply chain management;

•	offering leading packaging and testing technology to attract and retain customers;

•	focusing on customer service and working with our customers on developing and fulfilling their current and future semiconductor packaging and testing needs;

•	leveraging our existing foundry relationships and Taiwan location to enable our customers to easily integrate all of their outsourced semiconductor manufacturing needs;

•	diversifying and expanding our customer base geographically, by customer type and by end-market application to capitalize on growing markets including communications and increased outsourcing from vertically integrated semiconductor device manufacturers and systems original equipment manufacturers; and

•	expanding in the PRC to remain competitive and position ourselves to achieve greater market share as some of our customers and foreign competitors have expanded their operations in the PRC.

     For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures”.

     B. Business Overview

Our Business

     We offer semiconductor packaging and testing services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial end markets. We offer full back-end turnkey services from wafer probe to final test and drop shipment. The services we offer are customized to the needs of our individual customers. In 2004, 88.3% of our net operating revenues were from packaging services and 11.7% of our net operating revenues were from testing and other services.

     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by product type and the product’s revenues as a percentage of our total net operating revenues:

	Year Ended December 31,
	2002		2003		2004
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Ball grid array packages	8,576	38.5	11,698	42.7	16,416	46.6
Quad flat packages	7,659	34.3	8,635	31.5	9,435	26.7
Small outline packages	2,744	12.3	3,160	11.5	3,800	10.8
Other packages	677	3.0	956	3.5	1,467	4.2

Total packaging revenues	19,656	88.1	24,449	89.2	31,118	88.3

Testing and other revenues	2,643	11.9	2,962	10.8	4,134	11.7

Total net operating revenues	22,299	100.0	27,411	100.0	35,252	100.0

     Because our services is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. Our operations, however, are not subject to any clear seasonal effects.

Our Packaging Services

     We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include lead-frame packages and substrate packages, which include ball grid array and module packages (incorporating multiple semiconductor chips) and flip-chip ball gird array packages. Our flip-chip ball grid array packages, which we began to offer in the first quarter of 2001, are based on the proprietary Flex-On-Cap wafer bumping and redistribution technologies we license from Flip Chip Technologies L.L.C., or Flip Chip. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins when patterned silicon wafers received from our customers are diced using diamond saws into separate die. Each die is attached to a lead-frame or substrate either directly in a substrate package or first to a die-attached pad in a lead-frame package, by silver paste made with epoxy resin. Leads on the lead-frame or substrate are then connected by extremely fine gold wires to the input/output terminals on the chip, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip and the leads are trimmed and formed into various shapes.

     Semiconductor packages have evolved from lead-frame packages to substrate packages in response to the increasing demands of today’s high-performance electronics products. The differentiating characteristics of these packages include:

•	the size of the package;

•	the number of electrical connections the package can support; and

•	the thermal and electrical requirements of the package.

     As modern applications for semiconductor devices require smaller chips, the size of packages has also decreased. In leading-edge packages, the size of the package is reduced to just slightly larger than the size of the individual chip itself through a process known as chip scale packaging.

     As semiconductor devices increase in complexity, the number of required electrical connections also increases. Our lead-frame products have electrical connections from the semiconductor device to the electronic product through leads on the perimeter of the package. Our substrate products have balls on the bottom of the package that create the electrical connections with the electronic system and can support larger numbers of electrical connections.

     New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high-bandwidth, high-speed and high-power demands of modern semiconductor devices. Substrate packages with cavity design considerably enhance heat-dissipation without necessitating a change in the substrate or chip layout. Flip-chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip; then, the chip is flipped onto the substrate. Flip-chip technology eliminates the need for wire bonding and provides superior electrical performances. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. Multi-chip module packages allow for the combination of multiple chips into a single packages, enabling increased application functionality while minimizing overall size.

     We price our packaging products on a per unit basis, taking into account the complexity of the product, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization at the time.

Lead-Frame Packages

     Lead-frame packages are the most widely used package category and are characterized by a semiconductor chip encapsulated in a plastic molding compound with metal leads on the perimeter. This package category has evolved from a design where the leads are plugged into holes on the circuit board to a design where the leads are soldered to the surface of the circuit board. Lead-frame packages are divided into two general types of packages: quad flat packages and small outline packages.

     To satisfy the demand for miniaturization of portable electronic products, we are developing increasingly smaller versions of lead-frame packages to keep pace with continually shrinking semiconductor device sizes. Our advanced lead-frame packages are similar in design to our older lead-frame packages. However, our advanced lead-frame packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics. As a result of continued product development, we offer lead-frame products with a wide range of lead counts and body sizes to satisfy variations in the size of customers’ semiconductor devices.

     The following diagram presents the basic component parts of a standard lead-frame package:

     The following tables present our standard quad flat packages and small outline packages, including the number of leads in each package, a description of each package and the end uses of each package.

Quad Flat Packages

Package	Lead-count	Major Applications	End Uses
Quad Flat Package	100-256	Package with leads on four sides designed for advanced	Desktop personal computers, consumer and industrial

Package	Lead-count	Major Applications	End Uses
		processors, consumer and industrial controllers, digital signal processors and application specific integrated circuits	products, commercial and office equipment, automotive systems

Low-Profile Quad Flat Package	32-256	Low-profile and lightweight package designed for application specific integrated circuits, digital signal processors, microprocessors/cont rollers, graphic processors, gate arrays, static random access memory and personal computer chipsets	Wireless communication products, laptop computers, digital cameras, cordless/radiofrequency devices

Thin Quad Flat Package	44-176	Designed for lightweight, portable electronics requiring broad performance characteristics	Laptop computers, personal computers, disk drives, office equipment, audio and video products, wireless communication products

Very Thin Quad Flat Package	80-100	Designed for lightweight, portable electronics requiring low profile packages	Laptop computers, personal computers, disk drives, office equipment, audio, video products, wireless communication products

Quad Flat No-lead Package	5-88	Small and light package with improved thermal and electrical performance makes it suitable for wireless transmitters RF front end, hard disk devices and micro-controllers	Wireless communication products, disk drives, portable products, consumer products

Thin Quad Flat No-lead Package	48-56	This device offers similar features to those of Quad Flat No-lead Package, but can process smaller and lighter packages	Wireless communication products, disk drives, portable products, consumer products

     Small Outline Packages

Package	Lead-count	Major Applications	End Uses
Plastic Dual In-line Package	28-42	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audioequipment, computer peripherals

Small Outline Package	24-44	Small lead-frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Package	Lead-count	Major Applications	End Uses
Shrink Small Outline Package	28-70	Small lead-frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Small Outline J-Bend Package	24-44	Package designed for memory and low pin-count applications	Consumer (audio/video/entertainment), communications (pagers/cordless phones), radiofrequency devices, cable TV, office appliances (fax/copiers/printer s/personal computer peripherals)

Thin Small Outline Package I	28-56	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Very Thin Small Outline Package I	48	Package designed for a variety of applications where small sized memory devices are required, such as static random access memory, flash memory and electrically erasable programmable read-only-memory	Memory module, mobile phones, PDAs, laptop computers, and digital still cameras

Dual DIC TSOP I	48-56	Package designed for a variety of applications where small sized memory devices are required, such as static random access memory, flash memory and electrically erasable programmable read-only-memory	Memory module, mobile phones, PDAs, laptop computers and digital still cameras

Thin Small Outline Package II	32-86	Smaller version of Thin Small Outline Package I designed for logic and analog devices and memory devices including flash memory, static random access memory, erasable and electrically erasable programmable read only memory, and dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communication products

Substrate Packages

     This category generally employs the ball grid array design which utilizes a plastic or tape laminate substrate rather than a lead-frame and places the electrical connections on the bottom of the package rather than around the perimeter.

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

     The following diagram presents the basic component parts of a standard ball grid array packages:

     To address the electronics market demand for higher frequency, higher input/output, and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip-chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we have successfully established the first 12-inch wafer bumping technology in the world. Flip-chip ball grid array is a high-end, high-growth product typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific ICs. The flip-chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We licensed the flip-chip assembly technology from Flip-Chip to enhance our assembly process capability in flip-chip products. We have also developed thin and small package, or CSPs, on flexible or rigid substrates as well as lead-frames, which are suitable for the portable consumer market. Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for “system-in-package,” or SIP, for applications in personal computers, communications devices and consumer products.

     The following diagram presents the cross section of a flip-chip ball grid array package:

     The following table presents our substrate packages, including the number of leads and the description of and uses for each package format:

Package	Lead-count	Major Applications	End Uses
Flip-Chip Ball Grid Array	36-1,936	Much higher electrical performance than traditional ball grid array for modern, more demanding applications	Workstations, networking, graphics, application specific integrated circuits, personal digital assistants, processors

Chip Scale Package	14-448	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array	Memory, analog, flash memory, application specific integrated circuits, radio frequency devices, personal digital assistants, communications, mobile phones, laptop computers, sub-notebooks, wireless systems

Stacked-Die Chip Scale Package	21-400	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array. This device offers double memory capacity with increased device functionality while allowing manufacturers to maintain size reduction roadmaps	Memory, analog, flash memory, application specific integrated circuits, radio frequency devices, personal digital assistants, communications, mobile phones, laptop computers, sub-notebooks, wireless systems

Ball Grid Array	119-1,156	Ball grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communication products, standard connections for peripherals to computers

Thermal Enhanced Ball Grid Array	241-1,152	Optimum low cost solution for high speed, high power applications with multiple routing layers for high performance applications	Application specific integrated circuits, microprocessors, gate arrays, personal digital assistants, communications, mobile phones, laptops, sub-notebooks, boards

Low Profile Ball Grid Array	176-352	Low-profile and light-weight package designed for applications which require high performance	Laptop computers, wireless communication products, computer peripherals

Package	Lead-count	Major Applications	End Uses
Land Grid Array	23-68	Land grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communication products, standard connections for peripherals to computers

Organic Leadless Chip Carrier	28-48	Package designed for CMOS image sensor chip, which offers small and light-weight for image applications	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Ceramic Leadless Chip Carrier	48	Offers similar feature as organic leadless chip carrier, but only using ceramic substrate material	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Organic Leadless Grid Array	28-48	Offers small and light-weight for image sensor applications and is made of organic substrate designed for better thermal performance	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

CMOS Image Sensor Module		Offers manufacturing flexibility for customized solutions for image sensor applications that require short time-to-market	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Testing and Other Services

     Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged semiconductor device. Testing semiconductor devices requires significant technical expertise and knowledge of the specific applications and functions of the device under testing. In addition to maintaining different types of advanced testing equipment which enable us to test a variety of semiconductor device functions, we work closely with our customers to develop and convert programs to test particular semiconductor products on multiple equipment platforms effectively. The cost of any specific test is dependent on the test time (usually measured in seconds) required to run a test which varies depending on the complexity of the semiconductor device and the customer’s specification with the percentage of fault coverage.

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

     Other Testing Services. In addition to wafer probing and final testing services, we also provide “system-level testing” for testing products on mother board with automatic load and unload features, “dynamic burn-in” service to screen out device infant mortality, “laser repair” to modify device connection structure for specific product applications, “lead/ball scanner” to screen out abnormal products, including bent lead or ball defective devices from being shipped to end customers, “marking” to specify the unique customer logo and batch identification on product as for traceability and “tape and reel” to packing devices into one complete reel for surface mount operation.

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

Customers

     We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2002, 2003 and 2004, 48.3%, 48.7% and 45.0% of our net operating revenues were derived from sales to our top five customers, respectively, and 66.3%, 66.8% and 64.8% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2004, our top two customers provided approximately 11% and 11%, respectively, of our net operating revenues. Our representative customers as of December 31, 2004 include: ATI Technologies, Inc., Broadcom Corporation, Intel Corporation, LSI Logic Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA Corp., SanDisk Corporation, VIA Technologies Inc. and Xilinx, Inc.

     Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry leading customers help us to further develop their technology and position us to benefit from the high unit volumes of these major semiconductor customers.

     Set forth below is a geographic breakdown of our net operating revenues for the periods presented below:

	Year Ended December 31,
	2002		2003		2004
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Taiwan	10,123	45.4	11,875	43.3	14,127	40.1
U.S. and Canada	11,525	51.7	14,775	53.9	20,001	56.7
Others (1)	650	2.9	761	2.8	1,124	3.2

(1)	Includes primarily Japan, Germany, Singapore and Hong Kong.

     Sales from outside of Taiwan accounted for 54.6%, 56.7% and 59.9% of our net operating revenues in 2002, 2003 and 2004, respectively. We primarily target those U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our U.S. and Canadian customers, including ATI Technologies, Inc. and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and expect sales to Japan to increase in the near future.

     We believe we have benefited from our location in Taiwan where outsourced semiconductor manufacturing infrastructure is well established. Our long-term relationships with two of the world’s largest independent wafer foundries are important to the continued growth of our services. The majority of the semiconductor devices we package and test have been manufactured in Taiwan’s leading wafer foundries. As these wafer foundries grow, we expect that their demand for our services will continue to grow. Moreover, we believe that we can leverage these relationships to jointly market seamless outsourced semiconductor manufacturing services from design to drop shipment and remain at the forefront in semiconductor technology. We also believe that our close proximity and close relationships to wafer foundries enables our customers to more efficiently manage their supply chains and find comprehensive solutions to their semiconductor needs.

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

     In addition, packaging and testing service customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations and production processes. The qualification process can take many weeks. Due to this lengthy qualification process, we believe semiconductor manufacturers are generally reluctant to switch semiconductor packaging and testing companies once these companies have been qualified. For test qualification, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks but can take longer depending on the requirements of the customer.

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

     We engage in semi-annual and quarterly reviews of all of our customers; we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop packaging and testing solutions for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

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

     Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1994, QS 9000 in 1998 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in August 2003 and OHSAS 18001 certification for safety and health management system in December 2004.

     As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.9% for leader frame base, 99.9% for substrate base, 99.9% for flip-chip and 99.6% for wafer bumping products in 2004. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to lead-frames or substrates.

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

     We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers and materials suppliers to develop advanced processing capabilities and materials for use in our production process. For example, we are currently conducting a research project with Kinsus Interconnect Technology Corp., a substrate developer in Taiwan, to develop the advanced flip-chip substrate technology. In addition, we and Sumitomo Bakelite Co., Ltd., a raw material supplier in Japan, are jointly developing low-cost and high-performance underfill materials. Moreover, we work with customers including Xilinx, Inc. early in the process of wafer design to ensure that their packaging needs are met and that our packaging products provide our customers with the flexibility they require when designing their products.

     Our research and development personnel are divided among our design department, characterization department and product development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. For 2002, 2003 and 2004, we spent NT$507 million, NT$559 million and NT$753 million (US$23.7 million), respectively, on research and development.

     We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performance by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Supplies

Raw Materials

     Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are lead-frames, substrate, gold wire and molding compound. We purchase materials based on customer forecasts and our customers are generally responsible for any unused materials in excess of the quantity that they indicated they would need.

     Our major suppliers of raw materials, including Sumitomo Metal Mining Asia Pacific Pte Ltd., Shinko Electric Industries Co., Ltd., Phoenix Precision Technology Corporation, Sumitomo Bakelite (Taiwan) Co., Ltd. and Nippon Micrometal Corp., are leading companies in the types of materials they supply. We work closely with them, provide them with rolling forecasts, weekly requirement schedules and update them on the status of our new products. Due to the growth of substrate packaging products that are sold, our raw material costs have also increased. For 2002, 2003 and 2004, our raw material costs were 48.7%, 52.9% and 54.7%, respectively, of cost of goods sold. We expect that raw materials will continue to constitute a significant portion of our cost of goods sold as demand for substrate packaging products continues to increase.

     We do not maintain large inventories of raw materials; we usually only maintain enough for one month’s production based upon regular estimates of orders from customers. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our production requirements. Nevertheless, on occasion when customer orders have exceeded the supply of raw materials, we have typically been able to obtain extensions from our customers to allow sufficient supply to become available. Such arrangements help us remain cost competitive in today’s market. In the past, prices of our principal raw materials have not been volatile.

Equipment

     In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc., ASM Technology Singapore PTE LTD. and TOWA Corporation. As of December 31, 2004, we operated 2,999 wire bonders. We also had 249 testers in Taichung and Hsinchu, Taiwan. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

     Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment are Agilent Technologies, Inc., Advantest Taiwan Inc. and Teradyne Inc.

Competition

     We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), STATS ChipPAC Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Orient Semiconductor Electronics, Limited (Taiwan), Astra International (Indonesia), Carsem Bhd. (Malaysia) and Shinko Electric Industries Co., Ltd. (Japan). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.

     The principal elements of competition in the independent semiconductor packaging and testing market include:

•	the breadth of package and test offerings;

•	technical competence;

•	manufacturing yields;

•	manufacturing cycle times;

•	customer service; and

•	price.

     Integrated Device Makers, or IDMs, that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

•	we offer a broader and more complex range of services as compared to the IDMs, which tend to focus their resources on improving their front-end operations;

•	we generally have lower unit costs because of our higher utilization rates; and

•	we offer a wider range of services in terms of complexity and technology.

Strategic Investments

     We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint ventures and strategic investments in companies located in Taiwan and the United States engaged in the semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our product offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. We are able to maintain close relationships with these companies and influence strategic management decisions through representation on the boards of many of these companies. These participations include:

•	ChipMOS. As of March 31, 2005, we held a 28.7% equity interest in ChipMOS. We acquired this equity interest in 1997 as part of a joint-venture arrangement with Mosel Vitelic Inc. to create a company concentrating on the packaging and testing of memory chips. Mr. Jerome Tsai, one of our supervisors, is a director of ChipMOS.

•	Sigurd Microelectronics Corp. As of March 31, 2005, we held, directly and indirectly, a 26.5% equity interest in Sigurd Microelectronics Corp. Sigurd provides lower-end packaging and testing services. Mr. Byron Chiang, one of our officers, is a director of Sigurd.

•	Double Win Enterprise Co. Ltd. As of March 31, 2005, we held a 24.1% equity interest in Double Win Enterprise Co. Ltd., which is engaged in the business of printed circuit boards and surface mount technology. Mr. Jerome Tsai, one of our supervisors, and Mr. Byron Chiang and Mr. Chao-Hong Huang, two of our officers, are directors of Double Win Enterprise Co. Ltd.

•	Phoenix Precision Technology Corporation. As of March 31, 2005, we held, directly and indirectly, a 17.9% equity interest in Phoenix Precision, a supplier of semiconductor raw materials, including substrates. Mr. Bough Lin, our Chairman, and Ms. Teresa Wang, one of our supervisors, are directors of Phoenix Precision.

•	King Yuan Electronics Co., Ltd. As of March 31, 2005, we held a 9.1% equity interest in King Yuan, which is engaged in the business of IC testing. Mr. Bough Lin, our Chairman, is a director of King Yuan.

•	ThaiLin Technology Corporation. As of March 31, 2005, we held a 2.9% equity interest in ThaiLin, which is engaged in the business of memory testing.

     In May 2004, we sold all of our interest in Taiwan Hi-tech Corporation, a company engaged in the business of solder plating, for NT$100 million (US$3.1 million).

     On March 1, 2005, Universal Communication Technology Inc., or Universal Communication, merged with Sigurd Microelectronics Corp. and Universal Communication was subsequently liquidated.

Intellectual Property

     As of December 31, 2004, we held 254 Taiwan patents and 156 U.S. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2004, we also had a total of 103 pending patent applications in the United States, 112 in Taiwan and 77 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

     We have licensed from Motorola the technology for ball grid array for which we make royalty payments based upon the number of pads or balls used in our packages. This license will expire in December 2010. We have also implemented package designs by entering into other technology alliances and by licensing leading-edge package technologies, including:

•	Flip Chip’s flip-chip ball grid package design technology, whereby silicon die is directly attached to the substrate using solder bumping rather than wire bonding. A flip-chip ball grid package can support semiconductor devices with more than 1,000 leads. This license will expire in November 2009.

•	Flip Chip’s flip-chip wafer bumping technology and technology of redistributing bond pads on IC using a redistribution layer enables us to facilitate wafer bumping in the manufacturing of flip-chip ICs. This license will expire in January 2011.

•	FujiTsu Limited’s electroplating bumping technology which enables us to produce a bumped wafer with cost-effective, fine-pitch and high-reliability features instead of screen printing bump to meet current market requirements. This license will expire in December 2007.

•	LSI Logic Corporation’s packaging technology pertaining to flip-chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001. This license will terminate at the expiration of the patent.

•	Industrial Technology Research Institute’s thermally enhanced-PBGA technology, which enables us to produce small sized, high speed and high density devices to provide PBGA the capability of spreading heat more effectively. This license will terminate at the expiration of the patent.

•	Tessera, Inc.’s TCC technology which enables us to produce micro ball grid array products. This license will terminate at the expiration of the patent.

     In 2002, 2003 and 2004, ongoing royalty payments to the companies from which we license intellectual property were NT$426 million, NT$161 million and NT$143 million (US$4.5 million), respectively, which accounted for 1.9%, 0.6% and 0.4%, respectively, of our net operating revenues. With the increasing pace of technological change in the semiconductor industry, however, we expect that royalty payments will increase in the future.

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

Environmental Matters

     The principal pollutants produced during semiconductor packaging are waste water and gases from solder plating, and waste water from the wafer dicing and grinding processes. During these processes, waste water is produced when water is used to cool and rinse wafers while they are being diced and ground, or to rinse semiconductor chips when lead-frames are being plated. Solid waste materials produced during the process include metal lead-frame and substrate scrap and excess molding resin.

     As for the newly developed bumping process, wastewater is produced when water is used to rinse the wafers in the processes of etching and solder deposition. Gases are come from the emissions of solvents that are used to clean the wafers while they are in the bumping process.

     To mitigate environmental claims, we maintain pollution control facilities at all of our facilities. We have installed various types of pollution control equipment for the treatment of gaseous waste and waste water in our facilities. As part of our pollution control programs, we also subcontract certain waste disposal and resource recycling of our facilities to third parties that have the requisite environmental protection agency permits. Furthermore, we also actively monitor any changes in the international requirements for environmental protection in the electronic and semiconductor industries. We believe that we are in compliance with the existing environmental laws and regulations in Taiwan in all respects.

Insurance

     Our insurance policies on buildings, equipment and inventories cover damages due to natural disasters, excluding earthquakes. We maintain insurance policies on both our old and new production facilities in Taichung and Hsinchu, Taiwan and on inland transit of inventories. Our property insurance covers replacement costs for our assets. Our insurance also includes protection from losses caused by business interruption for seven to fourteen consecutive working days and, as of December 31, 2004, had a maximum coverage of NT$63,125 million (US$1,988.8 million) and other specified limits and exclusions.

     We also maintain insurance on the silicon wafers delivered to us. These insurance policies cover the risk of loss of the silicon wafers while they are in our possession or consigned by our customers and/or during inland transportation.

Employees

     See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

     Our capital expenditures amounted to NT$6,445 million, NT$4,885 million and NT$9,785 million (US$308.3 million) in 2002, 2003 and 2004, respectively. Our initial budget for capital expenditures for 2005 is approximately US$175.0 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

     We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	6,380	4,627	8,777	276.5
Land and building construction and purchases	65	258	1,008	31.8

Litigation

     We are not involved in any material litigation or other proceedings which outcome we believe could have a material adverse effect on our services.

     C. Organizational Structure

     The following table sets forth certain information as of March 31, 2005 regarding certain companies in which we consolidated and the principal business of each such entity.

			Total Paid-in	Direct/Indirect
			Capital(1)of	Equity
Company	Main Activities	Location	Such Entity	Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$57.8	100.0%

Siliconware Investment Company Ltd.	Investment activities	Taipei, Taiwan	NT$1,770	100.0%

Siliconware U.S.A. Inc.	Sales, solicitation, marketing and order collection ordering in	San Jose, CA, USA	US$1.3	100.0%

			Total Paid-in	Direct/Indirect
			Capital(1) of	Equity
Company	Main Activities	Location	Such Entity	Interest
			(in millions)
SPIL (Cayman) Holding Limited	North America Investment activities	Cayman Islands	US$30.1	100.0%

Siliconware Technology (Suzhou) Limited	Design and manufacturing of DRAM modules, flash memory cards, transistor and other electronic components	Suzhou, Jiangsu, China	US$30.0	100.0%

(1)	Aggregate par value of all issued shares.

The following table sets forth certain information regarding our equity investees that are accounted for under equity method and cost method as of March 31, 2005.

			Total Paid-in	Direct/Indirect
			Capital(1) of	Equity
Company	Main Activities	Location	Such Entity	Interest
			(in millions)
Artest Corporation	Testing and development of integrated circuits	Sunnyvale, CA, USA	US$15.6	30.1%

ChipMOS Technologies Inc.	Testing and assembly of integrated circuits	Hsinchu, Taiwan	NT$8,872	28.7%

Sigurd Microelectronics Corp.	Testing and assembly of integrated circuits	Hsinchu, Taiwan	NT$1,573	26.6%

Double Win Enterprise Co., Ltd.	PCB, SMT process and hand insert	Taoyuan, Taiwan	NT$280	24.1%

Phoenix Precision Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Hsinchu, Taiwan	NT$5,409	17.9%

King Yuan Electronics Co., Ltd.	IC testing	Hsinchu, Taiwan	NT$7,692	9.1%

ThaiLin Technology Corporation	IC memory testing	Hsinchu, Taiwan	NT$2,333	2.9%

(1)	Aggregate par value of all issued shares.

     D. Property, Plants and Equipment

     We provide packaging services through our three facilities in Taichung, Taiwan. In addition, we provide testing services through our facilities in Hsinchu and Taichung, Taiwan. We own all of our packaging and testing facilities.

     The following table shows the location, size and wire bonding or testing capacity of each of our facilities and the property on which each facility is located as of December 31, 2004.

Wire Bonding or
Facility	Location of Facility	Size of Facility	Size of Land(1)	Testing Capacity
Facility I	Taichung, Taiwan	6,755 square meters	7,881 square meters	348 wire bonders
Facility II	Taichung, Taiwan	81,146 square meters	26,246 square meters	1,788 wire bonders
Facility III	Taichung, Taiwan	134,620 square meters	39,455 square meters	86 testers, 863 wire bonders
Facility IV	Hsinchu, Taiwan	32,645 square meters	14,215 square meters	163 testers

(1)	We own all of our properties except otherwise noted.

     Our principal executive offices are located at Facility II in Taichung, Taiwan. Our research and development activities are also located at this facility. In 2003, we have started the construction of a new plant in Facility III, which was completed in the second half of 2004. The size of Facility III is approximately 134,620 square meters. This facility is now used for testing and 12-inch wafer bumping and other assembly purposes.

     We also have plans to expand our operations to the PRC in anticipation of future market demand sourced from our existing and new customers based in China. Many of our customers and competitors have announced plans to begin operation in the PRC. We believe that, as a leading packaging and testing company, we are in a competitive position to gain a significant market share in this developing market. In December 2001 and June 2004, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$50 million in aggregate in Suzhou, PRC. As of March 31, 2005, we had invested a total of US$30 million in this subsidiary. We are in the stage of ramping up our facilities in Suzhou for the manufacturing of DRAM modules, flash memory cards, transistors and other electronic components.

Item 5. Operating and Financial Review and Prospects

     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to ROC GAAP, which differ from US GAAP. For a discussion of the material differences, see note 28 to our financial statements included elsewhere in this annual report.

     A. Operating Results

Overview

     We are one of the world’s leading independent providers of semiconductor packaging services. We also provide semiconductor testing services to our customers. We offer a complete portfolio of packaging and testing solutions, including advanced lead-frame and substrate packages such as flip-chip ball grid packages, and testing services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, testing and direct shipment of semiconductor devices to end users designated by our customers.

     The semiconductor industry experienced moderate recovery in 2002, 2003 and 2004. As a result, we recorded operating income of NT$547 million, NT$2,521 million and NT$4,333 million (US$136.5 million) in 2002, 2003 and 2004, respectively. Increases in our operating income were also attributable to increases in our offering more advanced packaging services and testing of high-performance semiconductor products.

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

Consolidation

     Under ROC GAAP, we are required on an annual basis to consolidate the financial results of any subsidiary whose total assets or net sales exceed 10% of our unconsolidated total assets or net sales, as the case may be. In addition, the ROC SFB requires us to consolidate the financial statements of each subsidiary whose total assets or net sales exceed 3% of our unconsolidated total assets or net sales, as the case may be, if the total assets or net sales of all unconsolidated subsidiaries exceed 30% of our unconsolidated total assets or net sales, as the case may be. For each of 2002, 2003 and 2004, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.

     Upon adoption of the amended ROC GAAP Statement of Financial Accounting Standards, or SFAS, No. 1 “Consolidated Financial Statements” and SFAS No. 7, which became effective on January 1, 2005, we are required to prepare consolidated financial statements on a semiannual basis. Such consolidated financial statements should include all entities over which we hold more than 50% of voting shares or has common control as defined under SFAS No. 7.

Delay in Recognition of Investment Income in Certain Investee Companies Accounted for Under Equity Method

ChipMOS

     As of March 31, 2005, we owned a 28.7% equity interest in ChipMOS, a semiconductor packaging and testing and LCD driver integrated circuit manufacturing company, located in Hsinchu, Taiwan.

     We entered into a joint venture agreement with Mosel Vitelic in July 1997 to establish ChipMOS. We contributed NT$1,400 million in the form of cash and NT$100 million in the form of packaging technology know-how in exchange for a 30% equity interest in ChipMOS. Mosel Vitelic received a 48% interest in ChipMOS, and the remaining ownership interests in ChipMOS were allocated to several institutions and individuals selected by Mosel Vitelic. We are entitled to appoint two out of the seven-member board of directors of ChipMOS. Pursuant to the joint venture agreement, we must maintain a minimum 18% equity interest in ChipMOS for five years from the date of any initial public listing of ChipMOS. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic are required under the joint venture agreement to provide these guarantees in the ratios of 30% and 70%, respectively. As of December 31, 2004, we had not provided any guarantees with respect to ChipMOS’s indebtedness.

     The ROC SFB has allowed us to delay our recognition of investment income in certain investee companies accounted for under the equity method. In 2002, because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for such period, we were permitted by the ROC SFB to delay the recognition of the investment loss of ChipMOS in our financial results until 2003. As a result, we did not recognize investment loss of ChipMOS for 2002 in our financial results under ROC GAAP until the first quarter of 2003. For the first three months ended March 31, 2003, we recognized an investment loss amounting to NT$366 million. If this investment loss had been included in our results for 2002, our non-operating income, income before income tax and net income for 2002 would have been reduced by the same amount and our basic and diluted earnings (loss) per share in 2002 would have been reduced by NT$0.2. In 2003 and 2004, we also experienced delays in recognition of investment income. For the first three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. For the three months ended March 31, 2005, we recognized an investment income of NT$667 million (US$21.0 million) from ChipMOS’s financial results in 2004.

     Under US GAAP, however, there is no provision that allows us to delay recognition of ChipMOS’s financial results. In 2002, 2003 and 2004, our investment income (loss) from ChipMOS were (NT$342 million), NT$250 million and NT$664 million (US$20.9 million) under US GAAP. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP.

Universal Communication

     Our investment income (loss) from Universal Communication Technology Inc., or Universal Communication, was accounted for under the cost method in 2001. In 2002, as a result of increasing our stake in Universal Communication from 16.2% to 42.8%, we changed our method of recognizing investment income (loss) from the cost method to the equity method. At the same time, we delayed the recognition of the income (loss) of Universal Communication until 2003 because we were not able to obtain the statements of Universal Communication for the same period of time and hence our financial results for 2002 do not reflect the performance of Universal Communication in 2002. In 2003, following the appointment of three directors to the board of Universal Communication, we are no longer eligible for a delay in recognition of investment income (loss) of this investee. For 2003, we recognized investment loss of Universal Communication of NT$47 million, which was based on the financial statements of the investee for the years ended December 31, 2002 and 2003 and in accordance with the preference of the preferred stock of Universal Communication. On March 1, 2005, Universal Communication merged with Sigurd Microelectronics Corp. and Universal Communication was subsequently liquidated.

Double Win and Taiwan High-tech

     Recognition of our investment income (loss) in Double Win Enterprise Co., Ltd. and Taiwan Hi-tech Corporation has consistently been recorded in the subsequent year on a delayed basis. Accordingly, the combined investment income (loss) of NT$(15) million, NT$3 million and NT$5 million (US$0.2 million) from investments in these two companies for 2002, 2003 and 2004, respectively, were based on the audited financial statements of the investee companies for 2001, 2002 and 2003, respectively.

CAESAR

     CAESAR was dissolved on December 26, 2001. At the time of its dissolution, we owned a 34.65% equity interest in CAESAR, the financial results of which were accounted for under the equity method. We incurred investment loss of NT$716 million for 2001 for CAESAR. Under ROC GAAP, we were required to recognize a one-time write-off of our investment loss on the day of dissolution subject to further write off or reversal, depending on the residual value of CAESAR upon the completion of the liquidation procedure, which was completed in 2003.

     Under US GAAP, we are required to review the carrying value of an asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future discounted cash flows expected to result from the use of the asset and our eventual disposition. If the discounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Accordingly, US GAAP has also required that an impairment review be performed for our investment in CAESAR in 2001 and an impairment loss could also be recognized for the amount not recoverable.

Change in Product Mix

     Since January 1998, our lead-frame products including quad flat packages have made a substantial contribution to our net operating revenues. However, substrate packages have been accounting for an increasing proportion of our net operating revenues. We expect this trend to continue in the future and, we also expect substrate packages to become our highest-revenue product.

     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by product type (which are more fully described in Item 4. “Information on the Company—B. Business Overview—Our Business”) and each product’s revenues as a percentage of our total net operating revenues:

	Year Ended December 31,
	2002		2003		2004
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Ball grid array packages	8,576	38.5	11,698	42.7	16,416	46.6
Quad flat packages	7,659	34.3	8,635	31.5	9,435	26.7
Small outline packages	2,744	12.3	3,160	11.5	3,800	10.8
Other packages	677	3.0	956	3.5	1,467	4.2

Total packaging revenues	19,656	88.1	24,449	89.2	31,118	88.3

Testing and other revenues	2,643	11.9	2,962	10.8	4,134	11.7

Total net operating revenues	22,299	100.0	27,411	100.0	35,252	100.0

Expansion and Utilization Rate

     In 2000, we expanded our packaging capacity significantly, increasing the number of wire bonders to 1,829, and added testing capacity to our operations through our acquisition of Siliconware Corp., through which acquisition we acquired 140 testers. However, in 2001, our capacity utilization rate declined significantly due to a downturn in the semiconductor industry and, as a result, we expanded less aggressively than we did in 2000. Our wire bonders and testers increased from 2,056 and 167, respectively, as of December 31, 2001, to 2,481 and 198, respectively, as of December 31, 2002. Our wire bonders further increased to 2,869, as of December 31, 2003, whereas our number of testers remains nearly the same to 196 as of December 31, 2003. As of December 31, 2004, our number of wire bonders and testers increased to 2,999 and 249, respectively, as we continue to expand our capacity in order to meet increasing demand from our clients.

     Our operating results are characterized by relatively high fixed costs. For example, a wire bonder typically costs between US$70,000 and US$75,000. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities decreased significantly in the first eight months of 2001 but has since increased through 2002, 2003 and 2004.

Applications of Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 28 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.

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

     Artest Corporation, an investee accounted for under the equity method, incurred significant losses since the dates of our investments and there is no indication of recovery in the near future. During 2003, we concluded that the impairment loss was other than temporary. Accordingly, in 2003, we recorded an impairment charge of NT$157 million on this long-term equity investment to write off the carrying value of the investment to its fair value. The amount of the write off is determined as follows: (1) whether there is a quoted market value to determine its fair value; and (2) based on our evaluation, whether the carrying value of the assets and liabilities of the investee approximated its fair value. If the fair value of the investee was lower than its carrying value, additional impairment may be recorded. We further recorded an impairment charge of NT$8 million during 2004 on our long-term equity investment in Artest Corporation to write down the carrying value of the investment to fair value. As of December 31, 2004, the carrying amount of our investment in Artest Corporation was NT$0.

     In 2003, we also recognized an impairment charge of NT$132 million for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets to be disposed to be zero based on the condition and anticipated future cash flows. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2003.

     In 2004, we recognized an impairment charge of NT$461 million for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets to be disposed to be zero based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipments due to technology phase out and replacement in 2004.

Provision for Income Taxes and Deferred Tax Asset Valuation Allowances

     As of December 31, 2004, we had approximately NT$2,309 million (US$72.7 million) of net deferred tax assets related principally to investment tax credits that expire at various dates through 2008, the unrealized loss on long-term investments and loss carryforwards. Valuation allowance was provided to reduce the deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

Employee Bonuses

     Some of our employees are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves are made in accordance with ROC law and our articles of incorporation and after appropriation for remuneration to directors are made. Employee bonuses may be granted in cash, shares or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings during the accounting period during which such shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of our shares, the amount charged against retained earnings would be based on the par value of the common shares issued. Under US GAAP, the employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees.

Goodwill

     Goodwill arising from business combination is recognized under US GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. Before the adoption of SFAS No. 142 on January 1, 2002, goodwill is amortized on a straight-line basis over its economic useful life. Actual life may differ from estimated life and may result in additional amortization expenses. Under US GAAP, we also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill amounted to, after amortization, NT$4,874 million as of December 31, 2001 under US GAAP. We did not recognize any goodwill under ROC GAAP.

     Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review, at the “reporting unit” level, upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2004.

Embedded Derivatives

     Under US GAAP, the convertible or exchangeable option embedded in investments in convertible bonds or exchangeable bonds is separated from the host and accounted for as though it was a discrete derivative instrument. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings.

     We recorded a gain of NT$237 million in 2003 in relation to mark-to-market adjustments on the embedded derivatives. In 2004, the embedded derivatives were either sold or converted into common stocks and, as a result, we recorded a realized loss of NT$84 million with respect to such sale or conversion of the embedded derivatives.

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

     Due to the growth of substrate packaging products, our raw material costs as a percentage of total cost of goods sold have increased significantly because of high cost of substrate. For 2002, 2003 and 2004, our raw material costs were 48.7%, 52.9% and 54.7%, respectively, of our cost of goods sold. Due to our capacity expansion, depreciation expense has increased significantly. For 2002, 2003 and 2004, depreciation, included in overhead, was NT$4,450 million, NT$4,732 million and NT5,364 million (US$169.0 million), respectively, and was approximately 22.0%, 20.4% and 18.8%, respectively, of our cost of goods sold. The increases in depreciation expenses in 2002, 2003 and 2004 were the result of putting into operation additional 425, 388 and 130 wire bonders during 2002, 2003 and 2004, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.

Operating Expenses

     Our operating expenses consist of the following:

•	Selling expenses. Selling expenses consist primarily of salaries and related personnel expenses and other marketing expenses.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel, fees for professional services, and the cost of computers to support our operations.

•	Research and development expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for product and technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Results of Operations

     The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	%	%	%
	(audited) (consolidated)
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	90.6	85.0	81.9

Gross profit	9.4	15.0	18.1

Operating expenses:
Selling expenses	1.1	1.5	1.6
General and administrative expenses	3.5	2.3	2.1
Research and development expenses	2.3	2.0	2.1

Operating expenses	6.9	5.8	5.8

Operating income	2.5	9.2	12.3

Investment income (loss)	0.3	(1.9)	0.9
Net non-operating income (loss)	(1.5)	0.8	(2.3)

	Year Ended December 31,
	2002	2003	2004
	%	%	%
	(audited) (consolidated)
Income (loss) before income tax and minority interest	1.3	8.1	10.9
Income tax benefit	0.6	2.3	1.3

Net income (loss)	1.9	10.4	12.2

2004 Compared to 2003

     Net operating revenues. Net operating revenues increased by 28.6% from NT$27,411 million in 2003 to NT$35,252 million (US$1,110.7 million) in 2004. Net operating revenues from our packaging business increased by 27.3% from 2003 to 2004, whereas net operating revenues from our testing and other services increased by 39.6% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones and wireless networks. Due to market competition, the prices of our package products generally declined during 2003 and 2004.

     Ball grid array package sales increased by 40.3% from NT$11,698 million in 2003 to NT$16,416 million (US$517.2 million) in 2004. The increase in ball grid array package sales was attributable to the increase in unit sales of ball grid array package products, which increased by 11.2% from 221.5 million units in 2003 to 246.3 million units in 2004. In 2004, ball grid array package products accounted for 46.6% of our net operating revenues, up from 42.7% in 2003.

     Quad flat package sales increased by 9.3% from NT$8,635 million in 2003 to NT$9,436 million (US$297.3 million) in 2004. The increase in quad flat package sales was attributable to increase in unit sales of quad flat package products, which increased by 29.2% from 536.1 million units in 2003 to 692.9 million units in 2004. In 2004, quad flat package products accounted for 26.7% of our net operating revenues, down from 31.5% in 2003.

     Small outline package sales increased by 20.3% from NT$3,160 million in 2003 to NT$3,800 million (US$119.7 million) in 2004. The increase in our small outline package sales was attributable to increase in unit sales of small outline package products, which increased by 0.3% from 631.7 million units in 2003 to 633.4 million units in 2004. In 2004, small outline package products accounted for 10.8% of our net operating revenues, down from 11.5% in 2003.

     Gross profit and gross margin. Our gross profit increased by 55.1% from NT$4,114 million in 2003 to NT$6,381 million (US$201.0 million) in 2004. Our gross margin (gross profit as a percentage of net operating revenues) increased from 15.0% in 2003 to 18.1% in 2004. Our cost of goods sold increased by 23.9% from NT$23,298 million in 2003 to NT$28,871 million (US$909.6 million) in 2004, primarily due to a greater emphasis on higher quality package and testing services as well as a continuing environment of rising variable costs such as for raw materials (in particular, the cost of substrate), labor and overhead. The increases in gross profit and gross margin were primarily due to higher equipment utilization, depreciation savings and cost control measures.

     Operating expenses. Operating expenses increased by 28.5% from NT$1,593 million in 2003 to NT$2,048 million (US$64.5 million) in 2004. Operating expenses as a percentage of net operating revenues remained relatively the same at 5.8% in 2003 and 2004.

•	Selling expenses. Selling expenses increased by 32% from NT$415 million in 2003 to NT$549 million (US$17.3 million) in 2004 mainly due to commission fees paid to Siliconware USA Inc. for sales of our products in North America.

•	General and administrative expenses. General and administrative expenses increased by 20.7% from NT$618 million in 2003 to NT$747 million (US$23.5 million) in 2004 due primary to increased salaries paid to administrative personnel.

•	Research and development expenses. Research and development expenses increased by 34.6% from NT$559 million in 2003 to NT$753 million (US$23.7 million) in 2004 due to increased salaries paid to R&D personnel and cost for developing new products.

     Operating income and operating margin. We recorded an operating income of NT$2,521 million and an operating margin of 9.2% (operating income as a percentage of net operating revenues) in 2003 and generated operating income of NT$4,333 million (US$136.5 million) and operating margin of 12.3% in 2004. The increase in operating margin was primarily due to an increase of gross profit as a percentage of operating revenues.

     Net non-operating loss. Our net non-operating loss increased by 59.4% from NT$318 million in 2003 to NT$508 million (US$16.0 million) in 2004. The increase in net non-operating loss was primarily due to higher other non-operating loss, offset by a decrease in investment loss. The increase in other non-operating loss in 2004 was due to a provision of NT$468 million for the estimated liabilities arising in connection with our VAT-related tax assessment and increase in the recognition of impairment loss on idle property, plants and equipment from NT$132 million in 2003 to NT$461 million in 2004. The decrease in investment loss was due to our investment in ChipMOS. For the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003, whereas for the three months ended March 31, 2003, we recognized an investment loss of NT$366 million from ChipMOS’s financial results in 2002. If the investment loss and gain were recorded in their respective years, our net operative loss would have been different. Under US GAAP, there is no provision that allows us to delay recognition of ChipMOS’s income or loss.

     Income tax benefit. We recognized an income tax benefit of NT$636 million and NT$457 million (US$14.4 million) in 2003 and 2004, respectively, primarily due to investment tax credits, the unrealized loss on long-term investments, and loss carryforward in both years. The decrease in income tax benefit was mainly due to the change in allowance taken in respect of deferred taxable assets. A valuation allowance has been provided against the deferred taxable assets to the extent that the tax benefit will more likely than not be realized.

     Net income (loss). As a result of the factors discussed above, we recorded a net income of NT$2,839 million in 2003, compared with a net income of NT$4,282 million (US$134.9 million) in 2004.

2003 Compared to 2002

     Net operating revenues. Net operating revenues increased by 22.9% from NT$22,299 million in 2002 to NT$27,411 million in 2003. Net operating revenues from our packaging business increased by 24.4% from 2003 to 2004, whereas net operating revenues from our testing and other services increased by 12.1% in the same periods. The unit sales of ball grid array packages, small outline packages, and other packages increased during the same periods, even though the prices of these products generally declined.

     Ball grid array package sales increased by 36.4% from NT$8,576 million in 2002 to NT$11,698 million in 2003. The increase in ball grid array package sales was attributable to increases in unit sales of ball grid array package products. Unit sales of ball grid array packages increased by 42.4% from 155.5 million units in 2002 to 221.5 million units in 2003. In 2003, ball grid array package products accounted for 42.7% of our net operating revenues, up from 38.5% in 2002.

     Quad flat package sales increased by 12.7% from NT$7,660 million in 2002 to NT$8,635 million in 2003. The increase in sales of our quad flat packages was primarily attributable to an increase in unit sales. Unit sales of quad flat packages increased by 15.6% from 463.9 million units in 2002 to 536.2 million units in 2003. In 2003, quad flat package products accounted for 31.5% of our net operating revenues, down from 34.3% in 2002.

     Sales of small outline packages increased by 15.2% from NT$2,744 million in 2002 to NT$3,160 million in 2003. The increase in sales of our small outline packages was attributable to an increase in unit sales. Unit sales of small outline packages increased by 11.0% from 569.3 million units in 2002 to 631.7 million units in 2003. In 2003, small outline package products accounted for 11.5% of our net operating revenues, almost the same as in 2002.

     Gross profit and gross margin. Our gross profit increased by 97.0% from NT$2,089 million in 2002 to NT$4,114 million in 2003. Our gross margin (gross profit as a percentage of net operating revenues) increased from 9.4% in 2002 to 15.0% in 2003. Our cost of goods sold increased by 15.3% from NT$20,210 million in 2002 to NT$23,298 million in 2003, primarily due to increases in costs of raw materials for our increased production of ball grid array, small outline and quad flat packages. We experienced increases in gross profit and gross margin in 2003 because of an increase in unit sales, which led to higher utilization rates and lower unit costs.

     Operating expenses. Operating expenses increased by 3.3% from NT$1,542 million in 2002 to NT$1,593 million in 2003. Operating expenses as a percentage of net operating revenues decreased 6.9% in 2002 to 5.8% in 2003.

•	Selling expenses. Selling expenses slightly increased by 1.5% from NT$409 million in 2002 to NT$415 million in 2003.

•	General and administrative expenses. General and administrative expenses slightly decreased by 1.1% from NT$626 million in 2002 to NT$618 million in 2003.

•	Research and development expenses. Research and development expenses increased by 10.3% from NT$507 million in 2002 to NT$559 million in 2003 due to increase in salaries paid to R&D personnel and maintenance cost of equipment.

     Operating income and operating margin. We recorded an operating income of NT$547 million and an operating margin of 2.5% (operating income as a percentage of net operating revenues) in 2002 and generated operating income of NT$2,521 million and operating margin of 9.2% in 2003. The increase in operating margin was primarily due to increase of gross profit as a percentage operating revenues.

     Net non-operating loss. Our net non-operating loss increased by 19.3% from NT$267 million in 2002 to NT$318 million in 2003. Our investment loss in 2003 was NT$533 million. This is largely attributable to investment loss in ChipMOS. In 2002, we recorded no investment loss for our investment in ChipMOS because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for 2002. The ROC SFB allowed us to delay the recognition of the loss of ChipMOS in our financial results until June 30, 2003. Thus, we recorded no investment income (loss) of ChipMOS in our financial results under ROC GAAP for 2002. The unaudited financial results of ChipMOS for 2002 were available to us in the first quarter of 2003, and we recorded an investment loss of NT$366 million in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our non-operating income (loss) for 2002 would have been reduced by the same amount. Under US GAAP, there is no provision that allows us to delay recognition of ChipMOS’s income or loss.

     Income tax benefit. We recognized an income tax benefit of NT$145 million and NT$636 million in 2002 and 2003, respectively, because of the deferred tax benefit on tax credits primarily resulting from the purchases of certain machinery and equipment, expenditures on research and development and personnel training. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely not be realized.

     Net income (loss). As a result of the factors discussed above, we recorded a net income of NT$425 million in 2002, compared with a net income of NT$2,839 million in 2003.

Summary Unaudited Historical Quarterly Results of Operations

     The unaudited unconsolidated financial data of our company shown below for the eight fiscal quarters ended December 31, 2004 was prepared under ROC GAAP governing interim financial reporting. The preparation of the unaudited financial data presented below differs from the preparation of the consolidated financial data and financial statements included elsewhere in this annual report because, pursuant to the “Rules Governing Preparation of the Financial Statements by Securities Issuers” issued by the ROC SFB, it does not consolidate the financial results of our subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited. These treatments under ROC GAAP may differ from those proscribed by US GAAP and may result in differences in net income (loss) under each accounting standard. See “—US GAAP Reconciliation” for a description of other differences between ROC GAAP and US

GAAP. Accordingly, the unaudited unconsolidated financial data shown below are not indicative of the results of operations for our company on a consolidated basis and do not conform to US GAAP.

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

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003	2004	2004	2004	2004
				(unaudited and unconsolidated)
Net operating revenues.	5,601	6,533	7,200	8,049	8,248	8,712	8,946	9,103
Cost of goods sold	(5,084)	(5,587)	(5,876)	(6,687)	(6,688)	(7,028)	(7,259)	(7,581)
Gross profit	517	946	1,325	1,362	1,560	1,684	1,687	1,522
Operating expenses	(382)	(383)	(398)	(408)	(465)	(499)	(519)	(538)
Operating income (loss)	135	564	926	954	1,094	1,185	1,169	984

     B. Liquidity and Capital Resources

     We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our present requirements. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our services and products, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Liquidity

     As of December 31, 2004, our primary source of liquidity was NT$10,922 million (US$344.1 million) of cash and cash equivalents. As of December 31, 2004, we had total availability under existing short-term lines of credit, short-term commercial paper and trade facilities of NT$6,027 million (US$189.9 million) available from seven domestic and foreign financial institutions, of which NT$1,111 million (US$35.0 million) were used as borrowings, letters of credit or guarantees. In 2004, none of our short-term facilities was used. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. None of our current short-term commercial paper facilities have received a credit rating. As of December 31, 2004, we had no short-term borrowing outstanding under these short-term commercial paper facilities.

     The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
		(in millions)
Net cash provided by operating activities	5,006	8,053	8,767	276.2
Net cash used in investing activities	(8,805)	(4,228)	(11,620)	(366.1)
Net cash provide by financing activities	3,467	2,408	1,659	52.3
Effect of exchange rate changes on cash	(8)	—	(86)	(2.7)

Net increase (decrease) in cash and cash equivalents	(340)	6,233	(1,280)	(40.3)

Net Cash Provided by Operating Activities

     In 2003, net cash provided by operations was NT$8,053 million compared to NT$8,767 million (US$276.2 million) in 2004. The increase in net cash provided by operating activities was primarily the result of an increase in net income (post adjustment for non-cash related expenses) despite an offset due to an increase in foreign currency exchange gains on bonds payable. Our changes in accounts receivable decreased from NT$1,221 million in 2003 to NT$405 million in 2004 and our changes in accounts payable also decreased from NT$781 million in 2003 to a negative NT$35 million in 2004, partly offset by an increase in changes in other payables from NT$60 million in 2003 to NT$471 million in 2004. Our depreciation and amortization expenses increased from NT$5,185 million in 2003 to NT$6,153 million (US$193.9 million) in 2004. The increase in our depreciation and amortization expenses in 2004 compared to 2003 was due to additional equipment installed in connection with our capacity expansion program.

     Net cash provided by operations was NT$5,006 million in 2002 compared to NT$8,053 million in 2003. The increase in net cash provided by operating activities was primarily the result of increases in net income (post adjustment for non-cash related expenses) and gains in long-term investments accounted for under equity method. Our changes in accounts receivable increased from NT$441 million in 2002 to NT$1,221 million in 2003 and our changes in accounts payable also increased from NT$397 million in 2002 to NT$781 million in 2003. Our depreciation and amortization expenses increased from NT$4,902 million in 2002 to NT$5,185 million in 2003 due to additional equipment installed in connection with our capacity expansion program.

Net Cash Used in Investing Activities

     In 2003, cash used in investing activities was NT$4,228 million compared to NT$11,620 million (US$366.1 million) in 2004. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by financing activities. We are sometimes required to prepay our purchases of land and equipment. As of December 31, 2003 and 2004, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2003 and 2004, outstanding balances of prepayments for purchases of equipment amounted to NT$2,327 million and NT$1,024 million (US$32.3 million), respectively. We have entered into agreements with third parties in connection with our expansion plans. As of December 31, 2004, we had outstanding obligations of approximately NT$181 million (US$5.7 million) under these agreements. We do not have any written options on non-financial assets. We made short-term investments of NT$4,760 million in 2004, compared to nil in 2003.

     Cash used in investing activities was NT$8,805 million in 2002 compared to NT$4,228 million in 2003. The primary usage of cash in investing activities were related to the acquisition of property and equipment of NT$4,885 million during 2003 and NT$6,445 million during 2002. The increase in capital expenditure is directly related to our increase in revenues and forecasted demand from customers. In 2002, we made short-term investments of NT$6,872 million, compared to compared to nil in 2003.

Net Cash Provided by Financing Activities

     In 2003, net cash provided by financing activities was NT$2,408 million as compared to cash provided by financing activities of NT$1,659 million (US$52.3 million) in 2004. In 2003, net cash provided by financing activities reflected primarily our long-term borrowings of NT$5,129 million and the repayment of long-term borrowings of NT$2,330 million. In 2004, cash provided by financing activities reflected primarily our long-term borrowings of NT$6,300 million, repayment of long-term borrowings of NT$9,149 million and proceeds from our issuance of NT$6,646 million (US$200.0 million) zero-coupon convertible bonds due 2009.

     In 2002, net cash provided by financing activities was NT$3,467 million, which reflects the proceeds from issuance of NT$7,608 million (US$200.0 million) zero coupon convertible bonds due 2007, partially offset by our redemption of the remaining outstanding convertible bonds due 2004 in the amount of NT$4,469 million.

Tabular Disclosure of Contractual Obligations

     The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2004.

	Payments Due by Period
		Less Than 1			More Than
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	5 Years
		(in NT$ millions) (consolidated)
Long-term debt (1)
Secured long-term loans	$3,154	$3,154	—	—	—
Unsecured long-term loans	5,165	57	$5,108	—	—
Secured bonds	800	800	—	—	—
Operating leases (2)	124	34	33	$15	$41
Purchase obligations (3)	—	—	—	—	—

Total contractual cash obligations	$9,243	$4,045	$5,141	$15	$41

(1)	Excludes our payment obligations of convertible bonds of NT$11,533 million due to the number of bondholders that will elect conversion or early redemption of their bonds within the periods specified above cannot be determined.

(2)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Taichung and Hsinchu in Taiwan.

(3)	Represents the agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Capital Resources

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity in Taichung, Hsinchu and Suzhou. See “Item 4. Information on the Company — B. Business Overview — Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2005 is approximately US$175.0 million. We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements as well as our capital lease and debt service repayment obligations for 2005.

     If our anticipated market outlook changes, we may need to adjust the amount of our capital expenditures upward or downward. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     As of December 31, 2004, we had outstanding long-term borrowings (including current portion but excluding convertible bonds of NT$11,533 million) of NT$9,120 million (US$287.3 million) owed to foreign and domestic financial institutions. The interest rates of these long-term borrowings dollars are at fixed and variable rates, which were and as of December 31, 2004 ranged from 1.79% to 5.18% per year. We have pledged a substantial portion of our assets, with a carrying value of NT$1,964 million (US$61.9 million) as of December 31, 2004, to secure our obligations under two facilities. Our material long-term borrowings (excluding convertible bonds) as of December 31, 2004 consist of the following:

•	A multiple-purpose credit facility entered into on December 26, 2001 in the aggregate principal amount of NT$3,470 million for the purposes of (i) refinancing certain of our long-term indebtedness at a lower interest rate and (ii) buying back the convertible bonds due 2004 in any amount at any time after the closing of the offering of our convertible bonds due 2007, or meeting our cash requirement in the event that holders of the convertible bonds due 2004 exercise their put options on July 21, 2002. This facility consists of: (i) secured corporate bonds due 2005 in the aggregate amount of NT$800 million issued between January 16, 2002 and January 18, 2002, which are guaranteed by several banks, including ABN-AMRO Rothschild, Taiwan branch, each with the maturity date of January 18, 2005, (ii) a medium-term loan facility in the amount of NT$1.17 billion, and (iii) a NIF commercial paper facility in the amount of NT$1.5 billion renewable until January 18, 2005, each for a period not to exceed 180 days. The extent to which we will draw on this facility will depend on interest rates, exchange rates and other relevant factors, including whether we should exhaust the proceeds of our convertible bonds due 2007 before we apply the proceeds of the credit facility in the event that certain of the holders of the convertible bonds due 2004 exercise their put options on July 21, 2002. As of December 31, 2004, we had drawn NT$1,015 million (US$32.0 million) from this facility to redeem our convertible bonds due 2004 and NT$2,455 million (US$77.3 million) for working capital purposes.

•	A multiple-purpose credit facility led by China Trust Commercial Bank entered into on July 14, 2004 in the aggregate principal amount of NT$5.0 billion for the purposes of refinancing certain of our long-term indebtedness at a lower interest rate. This facility is a mid-term credit facility. As of December 31, 2004, we had drawn NT$4.8 billion (US$151.2 million) from the credit facility to refinance our exiting indebtedness.

     In addition, we entered into a multiple-purpose credit facility led by Citibank on June 5, 2003 in the aggregate principal amount of NT$5.2 billion for the purposes of (i) refinancing certain of our long-term indebtedness at a lower interest rate and (ii) funding our operating capital. This facility is a mid-term credit facility. We had repaid all of the borrowings under the facility on August 30, 2004.

     Our credit facilities for long-term borrowings include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are also required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2004, we complied with all financial covenants of existing facilities.

     Our long-term bonds payable consists of US$200 million zero coupon convertible bonds due 2007 that we issued in early 2002 and US$200 million zero coupon convertible bonds due 2009 that we issued in early 2004.

•	On January 28, 2002, we issued convertible bonds in the amount of US$200 million due 2007, the proceeds of which were used to purchase raw materials and to finance the exercise of the put options by bondholders on July 21, 2002 with respect to, and for our repurchase of, certain convertible bonds due 2004, which we issued in 1997 and are no longer outstanding. The zero coupon convertible bonds due 2007 are convertible into our shares or ADSs. As of December 31, 2004, US$8.8 million of these convertible bonds had been converted. We had repurchased US$33.7 million of these convertible bonds and had redeemed US$7.2 million of these convertible bonds at the option of the bondholders.

•	On February 5, 2004, we issued another series of convertible bonds in the amount of US$200 million due 2009, the proceeds of which were used to purchase equipment and raw materials. The zero coupon convertible bonds due 2009 are convertible into our shares or ADSs. None of these convertible bonds had been converted as of December 31, 2004. These bonds are scheduled to mature in February 2009 and will be redeemable by us on February 5, 2008 at the option of the bondholder.

Transactions with Related Parties

     We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director, supervisor or executive officer of our company.

     We have, from time to time, purchased raw materials and sold our services and products to our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Inflation/Deflation

     The inflation rate in Taiwan was (0.2)% in 2002, (0.3)% in 2003 and 1.6% in 2004. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

     The corporate income tax rate in Taiwan which applies to us is 25%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of global depository receipts in 1995 to purchase packaging equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this packaging equipment. As a result, we began to use these exemptions in 1998. These tax exemptions resulted in tax savings of approximately NT$160 million in 2000. Because we incurred net loss for income tax return purposes in 2001 and 2002, we cannot take advantage of these tax exemptions for years 2001 and 2002. These tax exemptions expired at the end of 2002. The ROC government enacted new tax regulations applicable to several industries, including the semiconductor industry. The new regulations exclude certain products in the semiconductor industry, including some of our products, from these tax exemptions. We continue to use this tax exemption since 2004.

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

     We also benefit from other tax incentives generally available to technology companies, including tax credits of no more than 35% for research and development and employee training expenses and tax credits ranging from 5% to 20% for investment in automation equipment and technology and certain qualifying investments. According to the amended Statute for Upgrading Industries and relevant regulations effective in 2002, the tax credit for research and development and employee training expenses is 30%. Historically, these tax incentives have resulted in decreases of income tax payable by approximately nil, NT$399 million and NT$436 million (US$13.7 million) in 2002, 2003 and 2004, respectively. In 2002, 2003 and 2004, our effective income tax rates were 51.95%, 28.89% and 11.95%, respectively, as tax benefits more than offset income taxes payable. According to the ROC tax credit rules, we currently enjoy a tax credit of 11% for the purchase of equipment.

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

US GAAP Reconciliation

     Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 28 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.

     Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(consolidated)
	(in millions)
Net income as reported under ROC GAAP	425	2,839	4,282	134.9
US GAAP adjustments:
Compensated absences	(7)	(1)	1	0.0
Compensation	—	(341)	(699)	(22.0)
Treasury stock transfer to employee	—	(154)	(193)	(6.1)
Goodwill amortization	—	—	—	—
Impairment on long-term investments	(213)	—	—	—
Gain on disposal of long-term investment	—	—	(1)	0.0
Embedded derivative	(53)	237	(84)	(2.6)
Marketable securities	(6)	5	—	—
Equity investments:			—	—
Timing differences	(362)	631	398	12.5
Net income/(loss) variance between US GAAP and ROC GAAP	22	(30)	(8)	(0.3)
Accounting for income in preferred stock	(45)	87	(29)	(0.9)
Technology and know-how contributed to a joint venture investee	(6)	(6)	—	—

Total US GAAP adjustments	(670)	428	(615)	(19.4)
Taxation effect	22	(19)	—	—

Net income under US GAAP	(223)	3,248	3,667	115.5

     Reconciliation of Consolidated Shareholders’ Equity

	As of December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(consolidated)
	(in millions)
Total shareholders’ equity as reported under ROC GAAP	26,179	29,698	33,493	1,055.2
US GAAP adjustments:
Compensated absences	(20)	(21)	(20)	(0.6)
Compensation	—	(341)	(438)	(13.8)
Impairment on long-term investments	(213)	(213)	(213)	(6.7)
Embedded derivative	(53)	184	100	3.2
Equity investments:
Timing differences	(372)	259	658	20.7
Net income variance between US GAAP and ROC GAAP	126	97	88	2.8
Accounting for income in preferred stock	(66)	29	—	—
Technology and know-how contributed to a joint venture investee	(204)	(210)	(210)	(6.6)
Marketable securities	(14)	2,072	853	26.9
Acquisition of Siliconware Corp.	4,873	4,873	4,873	153.5
Taxation effect	26	7	7	0.2

Shareholders’ equity under US GAAP	30,262	36,434	39,191	1,234.8

     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 28 to our consolidated financial statements included elsewhere in this annual report.

Employee Bonuses

     Certain employees of our company are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with ROC regulations and our articles of incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the accounting period during which such shareholders’ approval is obtained. If such employee bonuses are in the form of our shares, the amount charged against retained earnings is based on the par value of the shares issued. Under US GAAP, any employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital.

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

     Our proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP. Any difference would be recognized if and when we sell the equity investment.

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

     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2004 and concluded that there was no impairment.

Impairment of Long-lived Assets

     Before SFAS No. 35 “Asset Impairment” is effective on January 1, 2005, there was no specific standards under ROC GAAP that address impairment of long-lived assets. US GAAP, however, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2002, several of our investees accounted for under the equity method, including ChipMOS Technologies Inc., Artest Corporation and Double Win Enterprise Co., Ltd., incurred significant losses since the dates of our investments and there was no indication of recovery in the near future. We concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$213 million (US$6.7 million) on these long-term equity investments and wrote off the carrying value of the investments to their fair value in 2002.

Embedded Derivatives

     Under ROC GAAP, investment in convertible or exchangeable bonds is carried at the lower of cost or market value. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for as though it was a discrete derivative instrument. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings. Such adjustments to the carrying amount of the embedded derivative would remain part of the carrying amount of that asset until the asset is sold, at which time the entire carrying amount of the embedded derivative would be recognized as the cost of the item sold in determining earnings. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

Stock Dividends

     Under ROC GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$21,620 million (US$681.1 million) on December 31, 2004. This adjustment has no effect on our shareholders’ equity.

Marketable Securities

     Under ROC GAAP, marketable equity securities and long-term equity investments in which the company owns less than 20% of the voting rights of a publicly listed investee company are carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. Under US GAAP FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date. For individual securities classified as either available-for-sale or held-to-maturity, the company performs analysis to determine whether a decline in fair value below the cost is other than temporary. No such impairment has been identified during the periods presented.

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

Calculation of EPS

     In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2002, 2003 and 2004 were nil, nil and 21,049,700 shares, respectively.

Recent Accounting Pronouncements

     In May 2003, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement establishes standards for how an issuer classifies and measures certain financial instruments that are within its scope as a liability. Many of those instruments were previously classified as equity. SFAS No. 150 is to be implemented by reporting a cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the statement in accordance with the pronouncement. The statement had no material impact on our results of operations or financial position.

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF No. 03-06, “Participating Securities and Two-Class Method under FASB Statement No. 128, “Earnings Per Share.” EITF 03-6 is intended to clarify what is a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. ETIF 03-6 is effective for reporting periods beginning after March 31, 2004. As we currently do not issue securities other than common stock that contractually entitle the holder to participate in our dividends and earnings, the adoption of this pronouncement had no impact on our consolidated financial position, results of operations or cash flows.

     In September 2004, the EITF delayed the effective date for the recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) as included in paragraphs 10-20 of the proposed statement. The proposed statement will clarify the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investment accounted for under the cost method. We have evaluated the effects of this proposed statement on its financial position and results of operations and do not expect the adoption of the accounting provisions of EITF 03-01 to have a significant impact on the company.

     In September 2004, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a conclusion in EITF Issue No. 04-8 pertaining to including contingently convertible debt in fully diluted earnings per share. Our zero-coupon convertible notes, which are convertible into its common stock, will be included in current and prior periods’ fully diluted earnings per share calculation. As we currently do not issue contingently convertible debt securities, the adoption of this pronouncement had no impact on our diluted earnings per share.

     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 required that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This standard does not effect our financial position, cash flows or results of operations.

     In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We plan to adopt FAS 123(R) beginning in fiscal 2006 and is currently evaluating the various transition methods allowed under FAS 123(R).

     In December 31, 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29,” effective for non-monetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. We are currently evaluating the effects on our financial statements.

     C. Research and Development, Patents and Licenses, etc.

     See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

     D. Trend Information

     Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2004. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

     E. Off-Balance Sheet Arrangements

     As of December 31, 2004, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$222 million (US$7.0 million). See note 25 to our consolidated financial statements included in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.

     F. Tabular Disclosure of Contractual Obligations

     See “Item 8. Operating and Financial Review and Prospectus — B. Liquidity and Capital Resources — Liquidity” for the tabular disclosure of our contractual obligations.

Item 6. Directors, Senior Management and Employees

     A. Directors and Senior Management

     The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2005. The business address of our directors, supervisors and executive officers is the same as our registered address.

			Years	Principal Business Activities
			with	Performed Outside Our
Name	Age	Position	Us	Company
Bough Lin	53	Chairman	22	Director of Siliconware Investment Co., Ltd., Artest Corporation, King Yuan Electronics Co., Ltd., APTOS Corporation and SPIL (B.V.I.) Holding Limited and supervisor of Integrated Technology Express Inc., V Inc.
Chi Wen Tsai	57	Vice Chairman; President	22	Director of Siliconware USA, Inc.
Li Ping Wang	50	Director; Senior Vice President	22	None
Yen Chun Chang	50	Director; Senior Vice President	22	None
Wen Jung Lin	58	Director	16	None
Wen Chung Lin	52	Director; Chief Financial Officer	21	Director of Siliconware USA, Inc.
Hsiu Li Liu	50	Director	15	None
C.Y. Lin(1)	52	Director	13	None
Johnson Tien(1)	51	Director; Senior Vice President	9	None
Wen Lung Cheng	57	Supervisor	4	None
Teresa Wang(1)	49	Supervisor	14	Director of Phoenix Precision Technology Corporation
Jerome Tsai(2)	52	Supervisor	8	Director of ChipMOS Technologies Inc., Double Win Enterprise Co., Ltd.
J. Y. Hung	51	Senior Vice President	3	None
Tzu Fu Lee	54	Vice President	6	None
Chien An Chen	55	Vice President	14	None
Chien Hua Chen	50	Vice President	6	None
Cliff Liao	46	Director of Management Information System Division	2	None
Andy Chu	56	Director of Administrative Division	5	None
Patrick Lin	48	Director of Operation Support Division	4	None
Wen Hsien Chang	55	Director of Facility Division	7	None

(1)	Representing Siliconware Investment Company Ltd.

(2)	Representing Joinwin Investment Company Ltd. Mr. Tsai was officially appointed by Joinwin to be its representative on June 6, 2002.

     Bough Lin is our Chairman. He has been our Director since 1984. Mr. Lin is also currently a director of Phoenix Precision Technology Corporation, APTOS Corporation, Siliconware Investment Company Ltd. and SPIL (B.V.I.) Holding Limited and supervisor of Integrated Technology Express, Inc., as our representative on these companies’ boards. Mr. Lin also serves on the board of Siliconware USA, Inc. as a representative of SPIL (B.V.I.) Holding Limited. Mr. Lin is also the chairman of Phoenix Precision Technology Corporation. In addition, Mr. Lin serves on the boards of Artest Corporation and Integrated Technology Express Inc. as a representative of Siliconware Investment Company Ltd. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics. In addition, Mr. Lin is a cousin of Messrs. Wen Chung Lin and Wen Jung Lin, who are also our Directors. Wen Lung Cheng, one of our supervisors, is the brother-in-law of our Chairman.

     Chi Wen Tsai is currently our Vice Chairman and President and has been our Director since 1984. Mr. Tsai is also a director of Siliconware USA, Inc. He received a Bachelor’s degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.

     Li Ping Wang has been our Director since 1984. She graduated from Hsin Min Commerce and Industry College in Taiwan in 1973.

     Yen Chun Chang is our Director and one of two officers of our manufacturing group. Mr. Chang received a Bachelor’s degree in electrical engineering from Nan Tai College in Taiwan in 1976.

     Wen Jung Lin is our Director. He received a Bachelor’s degree in architecture from Feng Chia University in Taiwan in 1970. Mr. Lin is a cousin of Mr. Bough Lin, our Chairman. Mr. Lin is also a cousin of Mr. Wen Chung Lin, our Director.

     Wen Chung Lin has been our Director since 1993. Mr. Lin is also our chief financial officer. Mr. Lin is also a director of Siliconware USA, Inc. Mr. Lin studied in the MBA program of Sanno College in Japan in 1984. Mr. Lin is a cousin of Mr. Bough Lin, our Chairman. Mr. Lin is also a cousin of Mr. Wen Jung Lin, our Director.

     Hsiu Li Liu is our Director. She received a Bachelor’s degree in international trade from Ming Chuang College in Taiwan in 1975.

     C.Y. Lin has been our Director since June 2002. Mr. Lin received his Bachelor’s degree in Electronic Engineering from Nan-Jeon College.

     Johnson Tien has been our Director since June 2002. Mr. Tien is our Senior Vice President in charge of the Hsinchu branch. He received a Bachelor’s degree in industrial engineering from Chung-Yuan Christian University in 1976.

     Wen Lung Cheng has been our supervisor since June 2002. Mr. Cheng received a Bachelor’s degree in bank and insurance from Tamkang University in Taiwan in 1969. He is the brother-in-law of Mr. Bough Lin, our Chairman.

     Teresa Wang has been our supervisor since June 2002. Ms. Wang is the chief financial officer of Phoenix Precision Technology Corporation. She received a Bachelor’s degree in accounting and statistics from Ming Chuang College in 1978.

     Jerome Tsai has been our supervisor since June 2002. He received Bachelor’s degree in statistics from National Cheng Kung University and a Master’s degree in technology management from National Chiao Tung University.

     J. Y. Hung has been a Senior Vice President since 2001. Before joining us, Mr. Hung was the general manager of Hua Tung Co. Mr. Hung holds a Master’s degree in industrial engineering from Cheng Kung University.

     Tzu Fu Lee has been a Vice President of since 1999. Before joining us, Mr. Lee was an assistant manager at VLSI. Mr. Lee received a Bachelor’s degree in electrical engineering from Ta Tung Institute of Technology

     Chien An Chen has been a Vice President of since 2000. Mr. Chen holds an MBA from University of War in England.

     Chien Hua Chen has been a Vice President of since 1999. Before joining us, Mr. Chen was the general manager of Ling Sheng Co. Mr. Chen holds a Master’s degree in electrical engineering from Arizona State University.

     Kuo Jui Tai has been a Vice President of since 2003. Before joining us, Mr. Tai was the vice-general manager of You Li Co. Mr. Tai received a Bachelor’s degree in electrical engineering from Chunyuan University.

     Cliff Liao has been our Director of Management Information System Division since 2003. Before joining us, Mr. Liao was the manager of Hewlett-Packard in Taiwan. Mr. Liao received a Bachelor’s degree in computer science and information engineering from Feng Chia University.

     Andy Chu has been our Director of Administrative Division since 2000. Before joining us, Mr. Chu was the director of Universal Scientific Industrial Co., Ltd. Mr. Chu received an MBA degree from Chaoyang University of Technology.

     Patrick Lin has been our Director of Operation Support Division since 2001. Before joining us, Mr. Lin was the director of Orient Semiconductor Electronics, Ltd. Mr. Lin received a Bachelor’s degree in international trade from Tamkang University.

     Wen Hsien Chang has been our Director of Facility Division since 1998. Mr. Chang majored in electronic engineering from National Taichung Industrial High School.

     B. Compensation of Directors, Supervisors and Executive Officers

     The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2004 was NT$168 million (US$5.3 million). According to our articles of incorporation, 2% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve may be provided as remuneration to our directors and supervisors. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively. In addition, in 2003 we granted a total of 2,950 options to purchase up to 2,950,000 shares under the 2002 Employee Stock Option Plan to certain of our executive officers. Some of our executive officers receiving options are also directors of our company.

     C. Board Practices

     All of our directors and supervisors were elected on June 3, 2002 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Audit Committee

     At the date of this filing, we do not have any independent director to constitute an audit committee. Our shareholders’ meeting is scheduled to be held on June 13, 2005. We anticipate that three independent directors will be elected during the shareholders’ meeting, all of whom will serve on our audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are in the process of preparing the audit committee charter in accordance with Rule 10A-3 of the Exchange Act and NASD Marketplace Rule 4350. We expect to be in compliance with the requirements thereunder by July 31, 2005.

Difference between NASDAQ Requirement and Home Country Practices

     In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or ROC Company Act, the ROC Securities and Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for U.S. NASDAQ-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of Rule 4350 we do not follow and the home country practices we follow.

     Under the Rule 4350(c)(1), a majority of the board of directors must comprise of independent directors. We plan to have three independent directors out of a total of nine directors on our board after our shareholders’ meeting to be held on June 13, 2005. Our standards in determining director independence substantially comply with the NASDAQ requirements, which include detailed tests for determining director independence. In Taiwan, to strengthen corporate governance of Taiwanese companies, the government has proposed an amendment to the ROC Securities and Exchange Act to require public companies to have at least one-fourth of their board of directors be comprised of independent directors. Such proposal is currently being reviewed by the Legislative Yuan of the ROC.

     Under Rule 4350(c)(2), the company is required to have regularly scheduled meetings at which only independent directors are present. We do not hold executive sessions of non-management directors as the election of independent directors is not required by the ROC Company Act. However, once our independent directors are elected, they will participate in committee meetings of which they are committee members. In particular, we expect our independent directors to serve on our audit committee. Our audit committee will meet regularly.

     Rule 4350(c)(3) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under ROC Company Act, which requires that the compensation of directors be approved by shareholders. In addition, we also follow Article 29 of the ROC Company Act, which provides that the compensation of executive officers of the company shall be decided by resolutions adopted by the majority of the board at a meeting satisfying a quorum of more than one-half of the directors.

     Under Rule 4350(c)(4), director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors or an independent nominations committee. The ROC Company Act expressly grants the power of nomination to the shareholders, as well as to the board of directors. Under the ROC Company Act and the interpretations thereof, candidates to serve as directors are nominated either by the board of directors prior to the shareholders’ meeting or by the shareholders during the election of the director. In addition, the Legislative Yuan of the ROC has approved an amendment to the ROC Company Act specially granting director nomination powers to holders of at least one percent of the total issued and outstanding shares of the company. Therefore, the requirement of a nominations committee is in conflict with the ROC Company Act. We currently follow the home country practice.

     Under the Rule 4350(h), each issuer shall conduct a review of all related party transactions on an ongoing basis and all such transactions shall be approved by the company’s audit committee or another comparable independent body. Prior to the formation of our audit committee, our board of directors reviewed and approved the company’s related party transactions. After the formation of our audit committee, we will require that our audit committee review related party transactions in accordance with the NASDAQ requirement.

     Under Rule 4350(i)(1)(A), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under the corresponding domestic requirements in the ROC Company Act and the ROC Securities and Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the ROC SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans. We follow the home country practice. ROC law provides for specific safeguards on employee stock option grants. Options granted under the plans are subject to certain statutory volume limitations. Under the ROC Company Act, the directors of a company may not receive stock options because they are not considered “employees” of the company.

     D. Employees

     As of December 31, 2004, we had 10,003 full-time employees. Of these employees, 5,813 were engaged in packaging and testing production, 2,426 were engaged in engineering and other technical operations and 1,764 were engaged in finance, business management and administration. As of December 31, 2003 and 2002, we had 9,123 and 9,160 full-time employees, respectively.

     Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

     In accordance with the newly enacted ROC Labor Pension Act, all ROC companies, including us, will be required, effective July 1, 2005, to contribute at least 6% of our employees’ monthly salary to the pension fund accounts of those employees who decide to participate in the “portable” pension schemes available under the Labor Pension Act. Under the ROC Labor Standards Act, which governed pension schemes prior to the Labor Pension Act, ROC companies were required to contribute at least 2% of such monthly income to the pension fund accounts. It is not yet clear how many employees will decide to participate in the portable pension schemes under the Labor Pension Act. However, we anticipate that our pension costs will increase as a result of this new legislation.

     Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees stock in the aggregate amount of 21,049,700 shares and cash bonuses of NT$74 million in 2004.

     In July 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares of our common shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 35,828 options to purchase up to 35,828,000 shares under the 2002 Employee Stock Option Plan, of which 2,950 options were granted to certain of our executive officers. Some of our executive officers receiving options are also directors of our company, and the options granted to our officers have an initial exercise price of NT$13.7. The options granted in February 2003 and May 2003 had an exercise price of NT$15.6 and NT$16.3 and a purchase price of nil. In August 2004, we adjusted the exercise price of the February 2003 and May 2003 options to NT$13.7 and NT$14.3, respectively, and the options will expire 5 year from the date of grant if not previously exercised.

Number of shares issuable
upon exercise of options	Expiration Date	Exercise price
32,356,000	February 2008	NT$13.7
3,472,000	May 2008	NT$14.3

     Under the 2002 Employee Stock Option Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 30%, 70% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon termination of employment, the option holder shall exercise his or her vested options within one month, subject to exceptions provided therein, and otherwise after the termination, such options shall terminate. If termination of employment was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination of employment was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within certain period as provided. The options are generally not transferable or pledgeable by the option holders.

     We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor union.

     E. Share Ownership

     Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 15, 2005, our most recent record date.

			Number of
			Ordinary Shares	Per Share
			Issuable on	Exercise
	Number of	Percentage of	Exercise of	Price
Name	Shares Owned	Shares Owned	Option	(NT$)	Exercisable Period
Bough Lin	44,479,265	2.11%	360,000	13.7	Feb. 2003 to Feb. 2008
Chi Wen Tsai	34,049,299	1.61%	360,000	13.7	Feb. 2003 to Feb. 2008
Li Ping Wang	46,241,103	2.19%	—	13.7	—
Yen Chun Chang	12,937,259	*	240,000	13.7	Feb. 2003 to Feb.2008
Wen Jung Lin	6,358,026	*	—	13.7	—
Wen Chung Lin	32,961,477	1.56%	270,000	13.7	Feb. 2003 to Feb. 2008
Hsiu Li Liu	12,179,960	*	—	13.7	—
C.Y. Lin(1)	29,717,353	1.41%	—	13.7	—
Johnson Tien(1)	—	—	240,000	13.7	Feb. 2003 to Feb.2008
Wen Lung Cheng	5,837,253	*	—	13.7	—
Teresa Wang(1)	—	—	—	13.7	—
Jerome Tsai(2)	2,750,000	—	—	13.7	—
J. Y. Hung	142,700	*	240,000	13.7	Feb. 2003 to Feb. 2008
Tzu Fu Lee	83,891	*	120,000	13.7	Feb. 2003 to Feb. 2008
Chien An Chen	492,066	*	140,000	13.7	Feb. 2003 to Feb. 2008
Chien Hua Chen	0	—	60,000	13.7	Feb. 2003 to Feb. 2008
Kuo Jui Ta	85,000	*	300,000	13.7	Feb. 2003 to Feb. 2008
Cliff Liao	217,916	*	140,000	13.7	Feb. 2003 to Feb. 2008
Andy Chu	0	*	140,000	13.7	Feb. 2003 to Feb. 2008
Patrick Lin	74,200	*	200,000	13.7	Feb. 2003 to Feb. 2008
Wen Hsien Chang	6,628,286	*	140,000	13.7	Feb. 2003 to Feb. 2008

*	Less than 1%.

(1)	Representing Siliconware Investment Company Ltd.

(2)	Representing Joinwin Investment Company Ltd.

See “—D. Employees” for a description of the 2002 Employee Stock Option Plan.

Item 7. Major Shareholders and Related Party Transactions

     A. Major Shareholders

     The following table presents information known to us concerning the record ownership of our shares as of December 31, 2002, December 31, 2003, December 31, 2004 and April 15, 2005 (our most recent record date) by (i) the ten largest shareholders of our company (as of April 15, 2005) and (ii) all directors, supervisors and executive officers as a group. Other than Citibank, as the record owner of our American Depositary Shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	December 31, 2002		December 31, 2003		December 31, 2004		April 15, 2005(6)
	Number of	Percentage	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Shares	of Shares	Shares	of Shares	Shares	of Shares	Shares	of Shares
Name of beneficial owner	Owned	Owned	Owned	Owned	Owned	Owned	Owned	Owned
Citibank(1)	99,194,619	5.26%	67,711,044	3.59%	151,548,541	7.20%	145,371,541	6.89%
JP Morgan Chase -Emerging Market Growth Fund	50,667,000	2.69%	17,932,000	0.95%	48,480,000	2.30%	28,280,000	1.34%

Bough Lin(2)	70,080,423	3.72%	60,080,423	3.19%	44,479,265	2.11%	44,479,265	2.11%
Kuming Investment Company Ltd.(3)	48,583,204	2.58%	34,687,655	1.84%	48,583,204	2.31%	53,441,524	2.53%

Li Ping Wang(4)	42,037,367	2.23%	42,037,367	2.23%	46,241,103	20.20%	46,241,103	2.19%

Chi Wen Tsai	33,895,272	1.8%	31,645,272	1.68%	34,049,299	1.62%	34,049,299	1.61%

	December 31, 2002		December 31, 2003		December 31, 2004		April 15, 2005(6)
	Number of	Percentage	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Shares	of Shares	Shares	of Shares	Shares	of Shares	Shares	of Shares
Name of beneficial owner	Owned	Owned	Owned	Owned	Owned	Owned	Owned	Owned
Chunghwa Post Co., Ltd.	51,534,200	2.73%	59,678,200	3.17%	36,215,470	1.72%	—	—

Wen Chung Lin(5)	26,187,167	1.39%	29,583,161	1.57%	32,961,477	1.57%	32,961,477	1.56%
Workers’ Retirement Fund Supervisory Committee	25,772,255	1.37%	25,772,255	1.37%	—	—	30,118,480	1.43%
Siliconware Investment Company Ltd.	27,015,776	1.43%	27,015,776	1.43%	—	—	29,717,353	1.41%
Directors and Supervisors as a group	243,002,272	14.32%	236,646,272	12.55%	227,718,995	10.82%	227,510,995	10.78%

(1)	As record owner of our shares.

(2)	Mr. Lin is a cousin of Mr. Wen Chung Lin.

(3)	The president of Kuming Investment Company Ltd. is the husband of Ms. Li Ping Wang.

(4)	Ms. Wang’s husband also serves as the president of Kuming Investment Company Ltd.

(5)	Mr. Lin is a cousin of Mr. Bough Lin.

(6)	Our most recent record date.

     Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

     As of May 31, 2005, a total of 28,237,605 ADSs and 2,111,122,560 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of May 31, 2005, 141,188,025 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of May 31, 2005, 141,127,930 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

ChipMOS Technologies Inc.

     Prior to 2002, we provided packaging services to ChipMOS. These packaging services were rendered directly to ChipMOS’s customers through customer referrals from ChipMOS. For 2002 and 2004, we had no sales to ChipMOS. For 2003, we had total sales to ChipMOS of NT$102 million.

     We are obligated under a joint venture agreement with Mosel Vitelic to severally guarantee up to 30% of ChipMOS’s indebtedness if ChipMOS requires a guarantee to secure financing. We currently do not guarantee any of ChipMOS’s indebtedness. Mr. Jerome Tsai, one of our Supervisors, is a director of ChipMOS.

Phoenix Precision Technology Corporation

     We purchased semiconductor raw materials from Phoenix Precision Technology totaling NT$1,716 million, NT$2,610 million and NT$2,876 million (US$90.6 million) in 2002, 2003 and 2004, respectively. The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. The average payment period is approximately 30 days from the date of completion of service or purchase. As of December 31, 2002, 2003 and 2004, we owed NT$195 million, NT$302 million and NT$231 million (US$7.3 million), respectively, in accounts payable, to Phoenix Precision Technology.

     Mr. Bough Lin, our Chairman, is also the chairman of Phoenix Precision Technology. Two of our Supervisors, Ms. Teresa Wang and Mr. Jerome Tsai, are a director and a supervisor, respectively, of Phoenix Precision Technology.

CAESAR Technology Inc.

     In 2002, we purchased machinery and equipment from CAESAR Technology totaling NT$60 million. CAESAR completed its liquidation in 2003.

     C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

     A. Consolidated Statements and Other Financial Information

     Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Litigation

     We are not involved in any material litigation or other proceedings, the outcome of which we believe would have a material adverse effect on our services.

Dividend Policy and Distributions

     As for our policy on dividend distributions, see “Item 10. Additional Information — Memorandum and Articles of Association — Dividends and Distributions.” The following table sets forth the stock dividends per Share as a percentage of Shares outstanding paid during each of the years indicated in respect of Shares outstanding at the end of each such year, except as otherwise noted.

		Total Number
	Stock	of Shares			Outstanding
	Dividend Per	Issued as Stock			Shares
	Share(1)	Dividend(2)	Stock Dividend Amount		at Year End
			NT$(3)	US$(4)
	(in thousands)
1995	40.0%	70,048,800	6,059,221	234,581	280,668,000
1996	60.0%	168,400,800	6,432,911	233,245	457,800,000
1997	40.0%	183,120,000	17,213,280	618,738	654,200,000
1998	36.0%	235,512,000	11,752,049	341,928	904,162,000
1999	23.0%	207,957,260	12,269,478	378,805	1,127,092,402
2000	14.0%	157,793,537	5,964,596	190,684	1,449,882,870
2001	14.5%	235,421,212	4,237,582	122,793	1,852,761,683
2002(5)	—	—	—	—	1,853,668,683
2003(6)	—	—	—	—	1,876,625,683
2004	13.5%	189,447,578	3,788,952	119,375	2,105,073,060

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.

(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.

(3)	The NT dollar amount of stock dividends paid is calculated based upon the closing price per Share on the Taiwan Stock Exchange on the date when the Shares issued as stock dividends commenced trading.

(4)	The US dollar amount of stock dividends paid is calculated based upon the noon buying rate announced by the Federal Reserve Bank of New York on the date when shareholders possessed the right to ownership of the stock dividends.

(5)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.

(6)	We did not declare a dividend in 2003 because our shareholders did not elect to declare such dividend, even though we generated net income in 2002.

     B. Significant Changes

     Our net operating revenues on an unconsolidated basis for the first three months of 2005 amounted to NT$7,982 million, representing a 3.2% decrease from NT$8,248 million of our net operating revenues on an unconsolidated basis for the first three months of 2004. Our net operating revenues for the first three months of 2004 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2004. In addition, we cannot predict whether the demand for our products and services will continue to improve in the near future.

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

	Closing Price for
	Each Share(1)			Taiwan Stock Exchange Index
			Average Daily
			Trading
Period	High	Low	Volume	High	Low
			(in thousands
	NT$	NT$	of shares)
2000	81.5	17.8	13,921	10,202.20	4,555.91
2001	32.0	14.0	16,058	6,104.24	3,446.26
2002	39.6	15.3	18,277	6,462.30	3,850.04
2003	37.4	15.3	19,698	6,182.20	4,044.73
First Quarter	19.5	15.6	16,648	5,141.80	4,240.60
Second Quarter	22.5	16.1	20,649	5,089.08	4,044.73
Third Quarter	30.8	23.1	25,113	5,809.43	4,893.58
Fourth Quarter	36.9	27.4	15,990	6,182.20	5,560.55
2004	42.4	19.8	20,556	7,135.00	5,255.06
First Quarter	42.4	31.5	20,997	7,135.00	5,907.15
Second Quarter	38.2	21.5	21,247	6,916.31	5,450.72
Third Quarter	27.5	19.8	19,258	5,970.29	5,255.06
Fourth Quarter	28.4	22.6	21,036	6,160.96	5,597.80
November	28.4	24.2	27,038	6,088.12	5,628.25
December	26.8	24.0	16,235	6,160.96	5,745.05
2005 (up to May 31)	70.8	21.9	20,048	6,267.32	5,565.41
First Quarter	29.6	21.9	21,717	6,267.52	5,734.87

	Closing Price for
	Each Share(1)			Taiwan Stock Exchange Index
			Average Daily
			Trading
Period	High	Low	Volume	High	Low
			(in thousands
	NT$	NT$	of shares)
January	26.7	21.9	18,963	6,183.15	5,734.87
February	29.6	25.0	37,708	6,233.53	5,979.92
March	29.5	26.1	15,649	6,267.52	5,940.18
Second Quarter (up to May 31)	30.8	26.1	17,729	6,048.37	5,565.41
April	29.2	26.1	16,313	6,048.37	5,565.41
May	30.8	26.4	19,077	6,011.56	5,803.68

Sources:	Taiwan Stock Exchange Statistical Data 1999-2004, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price		Average Daily
	for Each ADS(1)		Trading Volume
Period	High	Low
	US$	US$
2000 (from June 7)	5.62	2.18	431,433
2001	4.30	1.88	247,542
2002	5.48	2.23	394,006
2003	5.27	1.98	730,026
First Quarter	2.60	1.98	253,110
Second Quarter	3.02	2.09	417,523
Third Quarter	4.29	2.96	768,707
Fourth Quarter	5.27	3.59	1,480,765
2004	6.00	2.83	1,047,141
First Quarter	6.00	4.24	2,040,297
Second Quarter	5.21	2.83	1,052,894
Third Quarter	3.85	2.84	551,108
Fourth Quarter	4.40	3.23	544,267
November	4.40	3.62	716,548
December	4.18	3.65	445,147
2005 (up to May 31)	5.45	3.32	431,983
First Quarter	5.45	3.32	461,689
January	4.19	3.32	397,592
February	5.45	3.90	569,621
March	4.70	4.11	426,744
Second Quarter (up to May 31)	4.80	4.10	388,838
April	4.55	4.10	396,185
May	4.80	4.28	381,491

Source: NASDAQ Stock Exchange.

(1) As reported.

     B. Plan of Distribution

     Not applicable.

     C. Markets

     Our shares are listed on the Taiwan Stock Exchange and our ADSs are quoted on the NASDAQ National Market.

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

Objects and Purpose

     The scope of business of our company as set forth in Article 2 of our articles of incorporation includes:

     (a) The production, processing and purchase and sale of products, including integrated circuit, transistors, light emitting diode digital displays, light emitting diode display lamps, liquid crystal clock cores, photo diodes, hybrid circuits, thin film circuits and thick film circuits; and

     (b) The import and export of the products mentioned in the preceding paragraph.

Directors

     The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The next election for all of the directors and supervisors is expected to be held in June 2005. In addition, our shareholders also elect three supervisors whose duties include investigating our services and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting or when such a meeting is necessary for our benefit, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors cannot concurrently serve as our directors or officers. A person may serve as our director or supervisor in his personal capacity or as the representative of one of our shareholder entities. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor.

     According to the ROC Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors and supervisors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute 2.0% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors and supervisors should hold our issued shares at the ratios as required by the regulatory authority.

Shares

     As of May 31, 2005, our authorized share capital was NT$26 billion, divided into 2.6 billion shares, of which NT$21,111,225,600, divided into 2,111,122,560 shares, were issued and outstanding. We issued US$200 million of convertible bonds due 2007 in January 2002, of which an aggregate amount of US$150.2 million remained outstanding as of May 31, 2005. We issued US$200 million of convertible bonds due 2009 in February 2004, none of which has been converted into shares. Other than our shares, ADSs and our convertible bonds, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of May 31, 2005.

     All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by ROC law.

     According to our 2002 Employee Stock Option Plan, options may be granted to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 35,828 options to purchase up to 35,828,000 shares under our 2002 Employee Stock Option Plan, of which 2,950 options to purchase up to 2,950,000 shares were granted to our executive officers. Some of our executive officers receiving options are also directors of our company.

     Under our 2002 Employee Stock Option Plan, an option holder may exercise an increasing portion of his or her options starting two years after the grant of the options. According to the vesting schedule, 30%, 70% and 100% of such option holder’s options shall vest two, three and four years after the grant of the options, respectively. Upon termination of employment, the option holder shall exercise his or her vested options within one month, subject to exceptions provided therein, and otherwise after the termination, such options shall terminate. If termination of employment was due to death, the heirs of such option holder have one year starting from the date of the death to exercise his or her vested options. If termination of employment was due to retirement or occupational casualty, the option holder or his or her heirs may exercise all his or her options within certain period as provided. The options are generally not transferable or pledgeable by the option holders.

New Shares and Preemptive Rights

     New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the ROC SFB and the Ministry of Economic Affairs. According to the ROC Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public pursuant to the Securities and Exchange Law. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

Shareholders

     We only recognize persons registered in our register as our shareholders. We may set a record date and close our register of shareholders for specified periods to determine which shareholders are entitled to various rights pertaining to our shares.

Transfer of Shares

     Under the ROC Company Act, a public company, such as us, may issue individual share certificates, one master certificate or scripless shares to evidence common shares. Shares in registered form are transferred by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Chinatrust Commercial Bank.

Shareholders’ Meetings

     We are required to hold an annual ordinary shareholders’ meeting once every fiscal year and within six months after the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting when our board of directors do not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for our benefit. At least 15 days advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Act also provides that in order to approve certain major corporate actions, including any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of the whole of the business or assets to any other company which would have a significant impact in our operations, removing directors or the distribution of any stock dividend, a special resolution may be adopted by the holders of at least two-thirds of our shares represented at a meeting of shareholders at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold not less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval.

Voting Rights

     Except for treasury shares, each share is generally entitled to one vote. Except as otherwise provided for by law or by our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a shareholders’ meeting. The quorum for a shareholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. The election of directors and supervisors by our shareholders may be conducted by means of cumulative voting or other voting mechanisms adopted in our articles of incorporation. In all other matters, a shareholder must cast all his votes in the same manner when voting on any of these matters.

     Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our shares exercised by our shareholders’ proxy are subject to the proxy regulation promulgated by the ROC SFB.

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

     At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for their approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our net retained earnings or reserves. Dividends are paid to shareholders proportionately. Dividends may be distributed either in cash or in shares or a combination of cash and shares, as determined by the shareholders at such meeting. Distribution of stock dividends requires approvals from the ROC SFB and the Ministry of Economic Affairs, as necessary.

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

     Before 1999, our articles of incorporation provided that our earnings after payment of all income taxes, deduction of any past losses, allocation of 10% of our net income as legal reserve and allocation of an interest on our capital at a rate not to exceed 3% shall be distributed as follows:

•	10% is distributable as bonus shares for employees.

•	4% is set aside as remuneration of directors and supervisors.

•	86% is allocated as a dividend to shareholders.

     In addition to permitting dividends to be paid out of net income, we are permitted under the ROC Company Act to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received if we do not have losses. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and is payable only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

Acquisition of Our Shares by Us

     An ROC company may not acquire its own common shares except under certain exceptions provided in the ROC Company Act or the ROC Securities and Exchange Law.

     Under Article 28-2 of the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC SFB, for the following purposes:

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

Liquidation Rights

     In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Act.

Other Rights of Shareholders

     Under the ROC Company Act, dissenting shareholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem all their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting shareholders may, among other things, exercise their appraisal rights by notifying us before the related shareholders’ meeting and/or by raising and registering their dissent at the shareholders’ meeting.

     One or more shareholders who have held more than 3% of the issued and outstanding shares for more than one year may require our board of directors to call an extraordinary shareholders’ meeting by sending a written request to our board of directors.

Voting of Deposited Securities

     A holder may direct the exercise of voting rights regarding the shares represented by the ADSs only pursuant to the deposit agreement as described below and applicable ROC law. See “Risk factors—Holders of our ADSs will not have the same voting rights as the holders of our shares, which may affect the value of your investment.”

     Except as described below, a holder will not be able to exercise voting rights attaching to the shares on an individual basis. According to the ROC Company Act, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors and/or supervisors, be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights of the shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors and/or supervisors, which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to ROC Company Act and our articles of incorporation, the election of directors and/or supervisors is by means of cumulative voting.

     By accepting and continuing to hold ADSs or any interest therein, a holder will authorize and direct the depositary to appoint our chairman or the chairman’s designee as his representative to exercise the voting rights attaching to the shares underlying the ADSs.

     Once notified of a shareholders’ meeting, the depositary will, subject to the terms of the deposit agreement, fix a record date for determining the owners entitled to receive information about this meeting. The depositary will mail to the owners:

•	the notice of the meeting sent by us; and

•	a statement that the owners will be entitled to instruct the depositary or its nominee as to the exercise of the voting rights.

     If the depositary timely receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same manner on a resolution, including election of directors and/or supervisors, the depositary will cause all of the shares underlying the outstanding ADSs to be voted in the manner instructed. If for any reason, other than our failure to provide timely notice to the depositary of a shareholders’ meeting, the depositary does not receive timely instructions from holders of at least 51% of all ADSs outstanding to vote in the same manner on a resolution, including a resolution for the election of directors and/or supervisors, the holders of all ADSs outstanding shall be deemed, subject to our satisfying the applicable requirements of the deposit agreement, to have authorized and directed the depositary to give a discretionary proxy to the chairman of our board of directors, or the chairman’s designee, to vote the shares on deposit in respect of their ADSs in his discretion, which may not be in the interest of the holders of ADSs.

     An ADS holder will not be able to exercise cumulative voting rights on an individual basis in the elections of directors and/or supervisors under the deposit agreement. This means that if at least 51% of the votes represented by outstanding ADSs are cast for a particular director or supervisor for a particular open position in an election, the depositary shall, subject to the terms of the deposit agreement, cause all of the shares underlying the outstanding ADSs to be voted in favor o f the director or supervisor.

     By accepting and continuing to hold ADSs or any interest therein, a holder will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.

     There can be no assurance that a holder will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary for receipt of instructions to enable him to give timely voting instructions.

     C. Material Contracts

Immunity Agreement with Motorola, Inc.

     We entered into a license agreement with Motorola in November 1996 under which Motorola licensed to us the technology for ball grid array as well as any future technology relating to ball grid array. Under the terms of the agreement, we make royalty payments based on the number of pads or balls used in our packages. This agreement will expire in December 2010.

     In April 2004, Motorola spun off its semiconductor product business into a subsidiary Freescale Semiconductor, Inc. Motorola has assigned this agreement to Freescale Semiconductor, Inc., and Freescale Semiconductor, Inc. has assumed all of its rights, duties and obligations under the agreement, in connection with the spin-off.

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

     Aside from trade-related foreign exchange transactions, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into ROC by and ROC company or resident individual in a year will be offset by the amount remitted out of ROC by the company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.

     In addition, foreign persons may, subject to certain requirements but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including US dollars, in respect of the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

     E. Taxation

ROC Tax Considerations

     The following summarizes the principal Taiwan tax consequences of owning and disposing of ADSs and shares for non-residents of Taiwan. Investors in our ADSs are advised to consult their own tax advisers as to United States, Taiwan or other tax consequences of the purchase, ownership and disposition of ADSs.

     The following is a general summary of the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. The summary description applies only to a holder that is:

•	an individual who is not an ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

     Holders of ADSs are urged to consult their own tax advisors as to their particular ROC tax consequences from owning the ADSs.

     Dividends

     Dividends declared by us out of our retained earnings and distributed to the holders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution, in the case of cash dividends, or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC tax imposed on those distributions.

     It is currently unclear whether dividends paid by us out of our capital reserves are subject to ROC withholding tax.

     Capital Gains

     Under ROC law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs are not regarded as a sale of an ROC security and, as a result, any gains on such transactions are not subject to ROC income tax.

     Subscription Rights

     Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.

     Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by the issuance of securities.

     Securities Transaction Tax

     A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

     Estate and Gift Tax

     ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by an individual. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.

     Tax Treaty

     The ROC does not have a double taxation treaty with the United States. On the other hand, the ROC has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands, the United Kingdom, Senegal and Sweden which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether ADS holders will be considered holders of common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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

     Taxation of Dividends

     Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of ROC taxes, any reduction in the amount withheld on account of a ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

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

     Passive Foreign Investment Company

     Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company for 2004 and do not expect to become one in the future, although there can be no assurance in this regard.

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

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business.

Foreign Exchange Risk

     Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2004, sales in the amount of US$650.8 million were denominated in US dollars. In 2004, material purchases from our overseas vendors in the amounts of US$167.4 million and ¥3,332 million were denominated in US dollars and Japanese yen, respectively. As of December 31, 2004, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$289.2 million. As of December 31, 2004, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$389.9 million and of ¥1,512 million, respectively. However, we did not utilize any derivative financial instrument to hedge our currency exposure.

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

     The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2004.

Debt
Obligations	2005	2006	2007	2008	2009 and thereafter
	(in millions, except percentages)
US$-denominated debt:
Fix rate	—	—	5,181	6,352	—
Interest rate	—	—	—	—	—

Debt
Obligations	2005	2006	2007	2008	2009 and thereafter
	(in millions, except percentages)
NT$-denominated debt:
Variable rate	3,156	1,600	3,200	—	—
Average interest rate	2.1%	1.8%	1.8%	—	—
Fix rate	800	—	—	—	—
Interest rate	3.6%	—	—	—	—
RMB-denominated debt:
Variable rate	57	308	—	—	—
Average interest rate	4.9%	4.0%	—	—	—
Fair value	4,013	1,908	8,578	5,868	—

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None of these events occurred in any of the years ended December 31, 2002, 2003 and 2004.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15. Controls and Procedures

     As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and regulations, except as disclosed in the following paragraphs.

     In preparation for certain internal control reporting requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002, we are currently performing the necessary system and process evaluation and testing required (and any necessary remediation) to comply with such section by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop internal tests necessary to verify the proper application of the internal control procedures are a key area of focus for our board of directors and our senior management.

     In the course of their audit, our independent auditors PricewaterhouseCoopers have identified certain weaknesses in our current internal accounting processes. The weaknesses that we have discovered did not relate to fraud or require any material adjustments to our accounts. Specifically, our auditors noted that we had weaknesses that would require us to: enhance our internal control environment, including closely implementing and observing our internal control policies by our staff, properly document certain transactions with our customers and accurately record certain loans that have been repaid.

     In response to such findings, we undertook remedial measures to make improvements to such processes as soon as practicable. Our board of directors has been advised of these issues. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to implement enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in weaknesses in the future; should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

     Except as disclosed herein, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     At the date of this filing, we do not have any independent directors to constitute an audit committee. Our shareholders’ meeting is scheduled to be held on June 13, 2005. We anticipate that three independent directors will be elected during the shareholders’ meeting. At least one of the independent directors will be qualified as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

Item 16B. Code of Ethics

     We have adopted a code of ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers (our principal accounting officer). No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, which exhibit is incorporated by reference as an exhibit to this annual report, and a copy is available to any shareholder upon request.

Item 16C. Principal Accountant Fees and Services

     PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report.

     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2003 and 2004.

	2003	2004
	NT$	NT$	US$
		(in thousand)
Audit Fees (1)	$6,905	$6,683	$210.6
Audit-related Fees (2)	3,903	830	26.1
Tax Fees (3)	850	900	28.4
All Other Fees (4)	22	404	12.7

Total	$11,680	$8,817	$277.8

(1)	Audit fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All other fees include fees billed for forensic accounting and occasional training services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

     None.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     None.

PART III

Item 17. Financial Statements

     We have elected to provide the financial statements and related information specified in Item 18.

Item 18. Financial Statements

     The following is a list of the audited financial statements and reports of independent accountants included in this annual report beginning on page F-1.

Item 19. Exhibit Index

Exhibit
Number	Description of Exhibits
1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd. (English translation)(1)
2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2)
4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010)(3)
4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)(4)
4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(5)
*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.
11.1	Code of Ethics (6)
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Consent of Independent Registered Public Accounting Firm

*	filed herewith.

1	Incorporated by reference to Exhibit 3.1 to our Year 2001 Form 20-F filed with the SEC on June 25, 2002.

2	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

3	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

4	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

5	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

6	Incorporated by reference to Exhibit 11.1 to our Year 2003 Form 20-F filed with the Commission on June 28, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Wen Chung Lin

Name: Wen Chung Lin
Title: Chief Financial Officer

Date: June 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Siliconware Precision Industries Co., Ltd.

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 8, the Company delayed recognition of investment income (loss) for certain investee companies under the equity method until the subsequent year. Accordingly, the investment amount s of $2,995,619 thousand and $2,748,559 thousand at December 31, 2004 and 2003, respectively, and the investment income of $247,238 thousand and investment loss of $365,669 thousand recognized for these investee companies for the years ended December 31, 2004 and 2003, respectively, were based on the investees’ financial statements for the years ended December 31, 2003 and 2002, which were audited by other independent accountants.

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

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years ended December 31, 2004 in conformity with the “Rules Governing the Preparation of Financial Statements of Securities Issuers” and accounting principles generally accepted in the Republic of China.

As discussed in Note 3, commencing from January 1, 2002, the Company delayed the recognition of investment income (loss) for ChipMos Technologies Inc. under the equity method until the subsequent year.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

Taichung, Taiwan

Republic of China

February 18, 2005 (except for the information in Note 28 for which the date is April 13, 2005)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2003	2004
	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$12,202,601	$10,922,393	$344,121
Short-term investments (Note 5)	7,989	1,942,970	61,215
Notes receivable, net	118,531	72,083	2,271
Accounts receivable, net (Notes 6 and 23)	5,311,273	5,720,274	180,223
Other financial assets - current (Note 24)	343,853	407,087	12,826
Inventories (Note 7)	1,896,966	1,977,001	62,287
Deferred income tax assets - current (Note 20)	463,150	709,093	22,341
Other current assets - other	550,913	533,924	16,822

	20,895,276	22,284,825	702,106

Long-term Investments (Note 8)
Long-term investments under the equity method	3,820,417	3,952,489	124,527
Long-term investments under the cost method	2,566,249	2,863,849	90,228
Long-term investment in bonds	641,350	—	—

	7,028,016	6,816,338	214,755

Property, Plant and Equipment (Notes 9, 24)
Cost:
Land	2,128,476	2,128,476	67,060
Buildings	5,368,157	6,609,819	208,249
Machinery and equipment	30,072,783	34,710,602	1,093,592
Utility equipment	535,180	696,662	21,949
Furniture and fixtures	411,907	507,134	15,978
Other equipment	1,166,431	1,417,708	44,666

	39,682,934	46,070,401	1,451,494
Accumulated depreciation	(17,607,422)	(19,905,800)	(627,152)
Construction in progress and prepayments for equipment	2,326,759	1,024,283	32,271

	24,402,271	27,188,884	856,613

Other Assets
Refundable deposits	15,733	11,557	364
Deferred charges	697,932	826,984	26,055
Deferred income tax asset - noncurrent (Note 20)	1,381,780	1,600,223	50,417
Other assets — other (Note 10)	236,733	233,529	7,357

	2,332,178	2,672,293	84,193

TOTAL ASSETS	$54,657,741	$58,962,340	$1,857,667

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2003	2004
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable	$1,072,896	$984	$31
Accounts payable (Note 23)	2,139,759	2,104,797	66,314
Income tax payable (Note 20)	40,608	36,352	1,145
Accrued expenses (Note 11)	821,710	1,077,473	33,947
Other payables (Note 12)	1,492,501	1,508,061	47,513
Current portion of long-term loans (Notes 13 and 14)	10,342,339	4,013,376	126,445
Other current liabilities	219,848	51,486	1,622

	16,129,661	8,792,529	277,017

Long-term Liabilities
Bonds payable (Note 13)	800,000	11,533,146	363,363
Long-term loans (Note 14)	8,013,164	5,106,346	160,881

	8,813,164	16,639,492	524,244

Other Liabilities	16,707	37,276	1,174

Total Liabilities	24,959,532	25,469,297	802,435

Stockholders’ Equity
Capital stock (Notes 1 and 16)	18,851,737	21,050,731	663,224
Capital reserve (Note 17)
Additional paid in capital	6,126,478	6,339,617	199,736
Premium arising from merger	1,951,563	1,951,563	61,486
Others	21,069	14,652	462
Retained earnings (Note 18)
Legal reserve	467,014	750,886	23,658
Special reserve	302,780	—	—
Unappropriated earnings	2,918,612	4,320,831	136,132
Cumulative translation adjustments	3,278	(141,053)	(4,444)
Treasury stock (Note 19)	(944,322)	(794,184)	(25,022)

Total Stockholders’ Equity	29,698,209	33,493,043	1,055,232

Commitments and Contingencies (Note 25)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$54,657,741	$58,962,340	$1,857,667

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent registered public accounting firm dated February 18, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues	$22,298,530	$27,411,427	$35,252,156	$1,110,654
Cost of Goods Sold (Note 23)	(20,209,935)	(23,297,669)	(28,871,540)	(909,626)

Gross Profit	2,088,595	4,113,758	6,380,616	201,028

Operating Expenses
Selling expenses	(409,448)	(415,433)	(548,694)	(17,287)
General and administrative expenses	(625,490)	(618,397)	(746,695)	(23,525)
Research and development expenses	(506,981)	(559,076)	(752,473)	(23,708)

	(1,541,919)	(1,592,906)	(2,047,862)	(64,520)

Operating Income	546,676	2,520,852	4,332,754	136,508

Non-operating Income and Gain
Interest income	191,551	88,379	157,015	4,947
Investment income accounted for under the equity method	61,059	—	307,728	9,695
Gain on disposal of investments	—	344,385	—	—
Others	277,726	448,763	575,965	18,146

	530,336	881,527	1,040,708	32,788

Non-operating Expenses and Losses
Interest expenses	(521,117)	(375,111)	(353,321)	(11,132)
Investment loss accounted for under equity method	—	(533,061)	—	—
Others (Note 12)	(276,064)	(291,783)	(1,194,922)	(37,647)

	(797,181)	(1,199,955)	(1,548,243)	(48,779)

Income Before Income Tax	279,831	2,202,424	3,825,219	120,517
Income Tax Benefit (Note 20)	145,364	636,292	456,958	14,397

Net Income	$425,195	$2,838,716	$4,282,177	$134,914

Earnings Per Share (in dollars) (Note 21)

Basic Earnings Per Share
Income before income tax	$0.14	$1.09	$1.86	$0.06

Net income	$0.21	$1.40	$2.09	$0.07

Diluted Earnings Per Share
Income before income tax	$0.14	$0.99	$1.42	$0.04

Net income	$0.21	$1.27	$1.63	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent registered public accounting firm dated February 18, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
	Capital Stock Issued			Retained Earnings			Loss on Long-	Cumulative
	Shares				Special	Unappropriated	term	Translation
	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Investments	Adjustments	Treasury Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2002
Balance at January 1, 2002	1,885,174	$18,851,737	$8,087,905	$1,321,835	$269,154	($1,166,494)	$—	$45,388	($1,363,135)	$26,046,390
Accumulated deficit offset by legal reserve	—	—	—	(897,340)	—	897,340	—	—	—	—
Reversal of special reserve to unappropriated earnings	—	—	—	—	(269,154)	269,154	—	—	—	—
Adjustment for investee companies’ cumulative translation adjustment	—	—	—	—	—	—	—	(9,705)	—	(9,705)
Adjustment to capital reserve due to non-proportional investment in investee’s increase in capital	—	—	(1,242)	—	—	—	—	—	—	(1,242)
Adjustment for unrealized loss on long-term investments	—	—	—	—	—	—	(302,780)	—	—	(302,780)
Net income		—	—	—	—	425,195	—	—	—	425,195
Transfer of treasury stock to employees		—	450	—	—	—	—	—	20,244	20,694

Balance at December 31, 2002	1,885,174	$18,851,737	$8,087,113	$424,495	$—	$425,195	($302,780)	$35,683	($1,342,891)	$26,178,552

2003
Balance at January 1, 2003	1,885,174	$18,851,737	$8,087,113	$424,495	$—	$425,195	($302,780)	$35,683	($1,342,891)	$26,178,552
Appropriation for legal reserve	—	—	—	42,519	—	(42,519)	—	—	—	—
Appropriation for special reserve	—	—	—	—	302,780	(302,780)	—	—	—	—
Reversal of unrealized loss on long-term investments	—	—	—	—	—	—	302,780	—	—	302,780
Long-term investment adjustments for investee company’s additional paid in capital	—	—	617	—	—	—	—	—	—	617
Long-term investment adjustments for investee company’s cummulative translation adjustment	—	—	—	—	—	—	—	(32,405)	—	(32,405)
Net income	—	—	—	—	—	2,838,716	—	—	—	2,838,716
Transfer of treasury stock to employees	—	—	11,380	—	—	—	—	—	398,569	409,949

Balance at December 31, 2003	1,885,174	$18,851,737	$8,099,110	$467,014	$302,780	$2,918,612	$—	$3,278	($944,322)	$29,698,209

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

							Unrealized
	Capital Stock Issued			Retained Earnings			Loss on Long-	Cumulative
	Shares				Special	Unappropriated	term	Translation
	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Investments	Adjustments	Treasury Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2004
Balance at January 1, 2004	1,885,174	$18,851,737	$8,099,110	$467,014	$302,780	$2,918,612	$—	$3,278	($944,322)	$29,698,209
Appropriation for legal reserve	—	—	—	283,872	—	(283,872)	—	—	—	—
Reversal of special reserve to unapppropriated earnings	—	—	—	—	(302,780)	302,780	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(57,153)	—	—	—	(57,153)
Employees’ cash bonus	—	—	—	—	—	(73,674)	—	—	—	(73,674)
Employees’ stock bonus	21,050	210,497	—	—	—	(210,497)	—	—	—	—
Cash dividends	—	—	—	—	—	(663,066)	—	—	—	(663,066)
Stock dividends	189,447	1,894,476	—	—	—	(1,894,476)	—	—	—	—
Conversion of Euro convertible bonds	9,402	94,021	213,140	—	—	—	—	—	—	307,161
Long-term investment adjustments for investee company’s additional paid in capital	—	—	(10,862)	—	—	—	—	—	—	(10,862)
Long-term investment adjustments for investee company’s cumulative translation adjustment	—	—	—	—	—	—	—	(144,331)	—	(144,331)
Cash dividends for treasury stock held by subsidiaries	—	—	9,455	—	—	—	—	—	—	9,455
Net income	—	—	—	—	—	4,282,177	—	—	—	4,282,177
Transfer of treasury stock to employees	—	—	(5,011)	—	—	—	—	—	150,138	145,127

Balance at December 31, 2004	$2,105,073	$21,050,731	$8,305,832	$750,886	$—	$4,320,831	$—	($141,053)	($794,184)	$33,493,043

The accompanying notes are an integral part of these consolidated financial statements

See report of independent registered public accounting firm dated February 18, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	$425,195	$2,838,716	$4,282,177	$134,914
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	4,575,422	4,854,558	5,727,223	180,442
Amortization	326,266	330,768	425,383	13,402
Bad debts expense	—	4,834	—	—
Provision for (recovery of) decline in market value of short-term investments	6,360	(6,349)	(12)	—
Provision for reserve for sales allowance	29,262	27,294	36,082	1,137
Gain on disposal of investments and recovery of decline in market value of short-term investments	(51,626)	(340,950)	(69,584)	(2,192)
Recovery of loss on obsolescence and decline in market value of inventory	(10,312)	(109,910)	(12,746)	(402)
Long-term investment (income) loss under the equity method	(41,399)	313,010	(307,728)	(9,695)
Impairment loss on long-term investments	24,934	189,454	17,803	561
Cash dividend received from long-term investment under the equity method	—	12,684	27,832	877
Loss on decline in market value upon reclassification of long-term / short-term investment	—	30,597	—	—
(Gain) loss on disposal of property, plant and equipment	(15,794)	(39,395)	52,291	1,647
Provision for loss on idle assets	17,243	131,828	460,539	14,510
Amortization of discount on commercial paper	2,986	2,762	—	—
Amortization of discount on long-term notes	17,487	6,385	2,367	75
Compensation interest on bonds payable	285,977	204,873	172,127	5,423
Foreign currency exchange gain on bonds payable	(97,163)	(163,751)	(668,742)	(21,070)
(Gain) loss on redemption of bonds payable	(16,798)	—	8,117	256
Reversal of deferred credit account	—	(23,506)	—	—
(Increase) decrease in assets:
Notes receivable	53,525	8,706	46,448	1,463
Accounts receivable	(441,191)	(1,220,618)	(405,172)	(12,765)
Other financial assets - current	(61,381)	17,566	14,937	471
Inventories	41,427	(414,850)	(68,977)	(2,173)
Other current assets	(187,224)	(128,401)	16,989	535
Deferred income tax assets	(196,413)	(631,184)	(464,386)	(14,631)
Increase (decrease) in liabilities:
Notes payable	(393,956)	1,071,607	(1,071,912)	(33,772)
Accounts payable	397,210	780,972	(34,962)	(1,102)
Income tax payable	48,879	(9,362)	(4,256)	(134)
Accrued expenses	117,212	106,157	255,763	8,058
Other payables	144,367	60,611	471,388	14,851
Other current liabilities	18,556	148,890	(168,362)	(5,304)
Other liabilities	3,775	(1,288)	(4,987)	(157)
Accrued pension liabilities	(16,627)	—	31,008	977

Net cash provided by operating activities	5,006,199	8,052,708	8,766,648	276,202

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Payment for pledged time deposits	($423,000)	($44,800)	($503,500)	($15,863)
Refund of pledged time deposits	3,320	304,400	425,300	13,399
Purchase of short-term investments	(6,872,467)	—	(4,759,999)	(149,967)
Proceeds from disposal of short-term investments	6,821,740	54,097	2,830,000	89,161
Purchase of long-term investments	(1,329,915)	(219,292)	(265,156)	(8,354)
Proceeds on capital reduction from equity investee	—	—	16,900	532
Purchase of long-term investments in bonds	(346,350)	(295,000)	—	—
Proceeds from disposal of long-term investments	129,877	1,155,114	736,118	23,192
Acquisition of property, plant and equipment	(6,444,535)	(4,884,707)	(9,784,816)	(308,280)
Proceeds from disposal of property, plant and equipment	79,875	116,853	259,587	8,179
Payment for deferred charges	(341,878)	(380,103)	(578,977)	(18,241)
Payment for refundable deposits	(3,141)	(2,094)	(1,825)	(57)
Proceeds from refundable deposits	686	4,995	5,995	189
Acquisition of other assets	(79,792)	(37,416)	—	—
Proceeds from disposal of other assets	—	12	—	—

Net cash used in investing activities	(8,805,580)	(4,227,941)	(11,620,373)	(366,110)

Cash flows from financing activities
Proceeds from short-term loans	8,102,000	2,875,700	—	—
Repayment of short-term loans	(8,590,000)	(3,177,700)	—	—
Proceeds from issuance of commercial paper	1,796,917	2,397,441	—	—
Repayment of commercial paper	(1,400,000)	(2,900,000)	—	—
Proceeds from long-term loans	2,245,947	5,128,639	6,300,000	198,488
Repayment of long-term loans	(1,847,760)	(2,329,760)	(9,149,169)	(288,254)
Proceeds from issuance of bonds payable	7,608,260	—	6,646,000	209,389
Proceeds from deposit-in	250	334	110	3
Repayment of deposit-in	(90)	(371)	—	—
Increase (decrease) in deferred credit accounts	—	4,028	(5,562)	(175)
Redemption of bonds payable	(4,469,051)	—	(1,483,391)	(46,736)
Proceeds from disposal of treasury stock	20,694	409,877	145,128	4,572
Remuneration to directors and supervisors	—	—	(57,153)	(1,801)
Remuneration of employees’ cash bonuses and stockholders’ dividends	—	—	(736,712)	(23,211)

Net cash provided by financing activities	3,467,167	2,408,188	1,659,251	52,276

Effect on foreign currency exchange	(8,103)	—	(85,734)	(2,701)
Net (decrease) increase in cash and cash equivalents	(340,317)	6,232,955	(1,280,208)	(40,334)
Cash and cash equivalents at beginning of year	6,309,963	5,969,646	12,202,601	384,455

Cash and cash equivalents at end of year	$5,969,646	$12,202,601	$10,922,393	$344,121

Supplemental disclosures of cash flow information:
Cash paid for interest (excluding capitalized interest)	$763,383	$170,287	$324,148	$10,213

Cash paid for income tax	$3,276	$5,279	$17,242	$543

Supplemental disclosures of partial cash paid for investing activities
Acquisition of property, plant and equipment	$5,868,868	$5,572,254	$9,320,818	$293,661
Add: Payable at beginning of the year	1,035,695	482,790	1,170,337	36,873
Notes payable at beginning of the year	22,762	—	—	—
Less: Payable at end of the year	(482,790)	(1,170,337)	(706,339)	(22,254)

Cash paid	$6,444,535	$4,884,707	$9,784,816	$308,280

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent registered public accounting firm dated February 18, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

1.	History and Organization

Siliconware Precision Industries Co., Ltd. (the “Company” or “SPIL”) was incorporated as a company limited by shares under the Company Law of the Republic of China (the “ROC”) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. As of December 31, 2004, issued common stock was $21,050,731. The main activities of the Company are the assembly, testing and turnkey services of integrated circuits. As of December 31, 2004, SPIL has 10,613 employees.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with the “Rules Governing the Preparation of Financial Statements of Securities Issues” and accounting principles generally accepted in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2004 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2003 and 2004 to the extent summarized in Note 28 to the consolidated financial statements.

The Company’s significant accounting policies are summarized as follows:

Consolidation

Pursuant to ROC Securities and Futures Bureau’s (“SFB”) (formally Securities and Futures Commission) regulations, if the total assets and the operating revenue of the subsidiary are less than 10% of the total non-consolidated assets and operating revenue of SPIL, the subsidiary’s financial statements may, at the option of SPIL, not be included in the consolidation. Irrespective of the above test, when the total combined assets or operating revenue of all such non-consolidated subsidiaries constitute more than 30% of SPIL’s non-consolidated assets or operating revenue, then each individual subsidiary with total assets or operating revenue greater than 3% of SPIL’s non-consolidated assets or operating revenue is included in the consolidation. SPIL’s consolidation policy is to consolidate all subsidiaries in which SPIL has majority voting ownership.

The Company’s consolidated financial statements include the following subsidiaries:

Siliconware Investment Company Ltd. (SIC), a 100% owned subsidiary of SPIL, was incorporated in September 1996 to engage in investment activities. As of December 31, 2004, the issued capital of SIC was NT$1,770,000.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

SPIL (B.V.I.) Holding Limited (SPIL BVI), a 100% owned subsidiary of SPIL, was incorporated in April 2001 to engage in investment activities. As of December 31, 2004, the issued capital of SPIL BVI was US$57,800.

Siliconware USA, Inc. (SUI), a 100% owned subsidiary of SPIL BVI, was incorporated in October 1997 to engage as sales agent in North America. As of December 31, 2004, the issued capital of SUI was US$1,250.

SPIL (Cayman) Holding Limited (SPIL Cayman), a 100% owned subsidiary of SPIL BVI, was incorporated in January 2002 to engage in investment activities. As of December 31, 2004, the issued capital of SPIL Cayman was US$30,050.

Siliconware Technology (Suzhou) Limited (Siliconware Technology), a 100% owned subsidiary of SPIL Cayman, was incorporated in February 2002 to engage in the design and manufacture of transistor and electronic component. As of December 31, 2004, the issued capital of Siliconware Technology was US$30,000.

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

Foreign Currency Transactions

The accounts of the Company are maintained in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

are included in the current year’s results.

Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2004 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$ 31.74 (in dollars) to US$1.00 (in dollars), the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2004. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

Cash and Cash Equivalents

Cash includes cash deposits in banks, certificates of deposits and time deposits. Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and with maturity dates that do not present significant risk of changes in value because of changes in interest rates.

Short-term Investments

Short-term investments are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed stocks and close-end mutual funds is determined by the average closing price of the last month of the accounting period. The market value of open-end funds is determined by the equity per unit at the balance sheet date. The excess of aggregate cost over market value is recorded as a loss in the current year. In subsequent periods, recovery of market value is recognized as gain to the extent that the market value does not exceed the original cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the evaluation of collectibility and aging analysis of notes receivable, accounts receivables and other receivables.

Allowance for Sales Discounts

The allowance for sales discounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable.

Inventories

Inventories are recorded at cost when acquired and are stated at the lower of aggregate cost, based on weighted average method, or market value at the balance sheet date.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The market values of raw materials and supplies are determined on the basis of replacement cost. The market values of finished goods and work in processes are determined on the basis of net realizable value. The allowance for loss on obsolescence and decline in market value is provided, when necessary.

Long-term Investments in Stocks

A.	Long-term equity investments in which the Company owns less than 20% of the voting rights of the investee company are accounted for (a) at cost, if the investee company is not listed or (b) at the lower of cost or market value, if the investee company is listed. Allowance for the unrealized loss under this method is shown in stockholders’ equity. When it becomes evident that there has been a permanent impairment in value and the chance of recovery is minimal, loss is recognized in the current year’s income. If there is evidence that the Company has significant influence over the investee company, the investment is accounted for under the equity method.

B.	Long-term equity investments in which the Company owns at least 20% of the voting rights of the investee company are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company, in which case, the investment is accounted for as indicated in A above. The excess of the acquisition cost over the investee’s net book value is capitalized and amortized over 10 years.

C.	The Company delays recognition of investment income (loss) on long- term equity investments in which the Company owns less than 50% of the voting rights of the investee company, if the financial statements of the investee for the same period are not available in time. The Company consistently recognizes the investment income (loss) in the subsequent year based on prior year’s weighted average share holdings in the investee. However, if the investee meets certain criteria set by the ROC SFB in the “Rule Governing the Preparation of Financial Statements of Securities Issuers”, delay in recognition of income (loss) is not permitted.

D.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income or expense over the assets’ economic service lives. Profit (loss) from other types of intercompany transactions is recognized when realized.

E.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted first to capital reserve. If capital reserve amount is insufficient, the effect is then charged to retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

F.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized by the Company and is included in the stockholders’ equity as “Cumulative Translation Adjustment.”

Long-term Investments in Bonds

Long-term investments in bonds are recorded at amortized cost, which is the par value after adjustment by the unamortized premium or discount.

Property, Plant and Equipment

A.	Property, plant and equipment are stated at cost. Interest incurred relating to the acquisition and construction of property, plant and equipment is capitalized and depreciated accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus one additional year as salvage value. Salvage value of fixed assets which are still in use after their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of the fixed assets are 3 to 15 years, except for buildings, which are 35 to 55 years.

C.	Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When fixed assets are disposed of, their original cost and accumulated depreciation are written-off. Gain or loss on disposal of fixed assets is recorded as non-operating income or loss.

D.	Idle assets are stated at the lower of book value or net realizable value and are reclassified to other assets.

E.	According to the regulation of People Republic of China, depreciation for the property, plant and equipment of Siliconware Technology is provided on the straight-line method over 5 years with one-tenth of the cost as salvage value.

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
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Land Use Right

The rental cost for Siliconware Technology to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract period of 50 years.

Convertible Bonds

A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of redemption period.

B.	When a bondholder exercises its conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

C.	The related issuance costs for convertible bonds are recorded as deferred charges, and are amortized over the period of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder failed to exercise its redemption right during the redemption period. The balance of the compensation interest payable is amortized over the period from the date following the redemption period to the maturity date using the effective interest method.

E.	The convertible bonds with redemption options are classified into current or non-current liabilities based on the date of redemption.

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

SUI has established a 401(k) profit-sharing plan covering substantially all employees. The plan provides for voluntary salary reduction contributions by eligible participants in accordance with Section 401(k) of the Internal Revenue Code, as well as discretionary matching and profit sharing contributions from SUI. Profit-sharing and 401(k) matching contributions are determined annually by the SUI’s Board of

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Directors.

Siliconware Technology has a funded defined contribution plan covering certain employees who are qualified as permanent residents of Suzhou. According to the retirement plan, Siliconware Technology contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages to the Bureau of Social Insurance and recognizes as pension expense. The employees are entitled to the benefit after 15 years of service.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

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

3. Effects of Changes in Accounting Principle

     None.

4. Cash and Cash Equivalents

	December 31,
	2003	2004
	NT$	NT$
Cash
Cash on hand	$2,271	$1,293
Savings accounts	785,758	610,091
Checking accounts	334,673	(653,132)
Time deposits	7,452,532	7,498,947

	8,575,234	7,457,199
Cash equivalent
Bonds with re-purchase options	—	158,300
Commercial paper	3,627,367	3,306,894

	$12,202,601	$10,922,393

A.	As of December 31, 2004, checking account had a credit balance because the Company credited checking account based on the due date of the notes payable issued, while the notes payable were still uncashed.

B.	As of December 31, 2003 and 2004, the interest rates for time deposits ranged from 0.5% to 2.35%, and from 0.8% to 2.53%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

5. Short-term Investment

	December 31,
	2003	2004
	NT$	NT$
Investment in stock	$8,001	$—
Investment in bond fund		1,942,970
Less: Allowance for loss on decline in market value of short-term investments	(12)	—

	$7,989	$1,942,970

6. Accounts Receivable

	December 31,
	2003	2004
	NT$	NT$
Accounts receivable	$5,377,198	$5,822,281
Less: Allowance for doubtful accounts	(56,556)	(92,638)
Allowance for sales discounts	(9,369)	(9,369)

	$5,311,273	$5,720,274

7. Inventories

	December 31,
	2003	2004
	NT$	NT$
Raw materials and supplies	$1,644,032	$1,675,384
Work in process	183,949	211,004
Finished goods	127,180	136,062

	1,955,161	2,022,450
Less: Allowance for loss on obsolescence and decline in market value of inventory	(58,195)	(45,449)

	$1,896,966	$1,977,001

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

8. Long-term Investments

     1. Details of long-term investments were summarized as follows:

	December 31,
	2003		2004
Investee company	Amount	% of ownership	Amount	% of ownership
	NT$		NT$
Equity methods:
Sigurd Microelectronics Corp.	$520,843	27.36%	$617,264	24.75%
Double Win Enterprise Co., Ltd.	120,563	24.14%	101,712	24.14%
ChipMOS Technologies Inc.	2,748,559	28.73%	2,995,619	28.73%
Universal Communication Technology Inc.	266,888	42.82%	237,894	42.82%
Taiwan Hi-tech Corporation	115,995	38.53%	—	—
Artest Corporation	47,569	30.09%	—	30.09%

	3,820,417		3,952,489

Cost methods:
Phoenix Precision Technology Corporation	1,129,402	14.53%	1,429,939	18.03%
ThaiLin Semiconductor Corp.	216,420	4.75%	190,512	3.15%
King Yuan Electronics Co., Ltd.	910,270	9.45%	910,270	9.08%
Others	310,157	—	333,128	—

	2,566,249		2,863,849

	$6,386,666		$6,816,338

2.	The recognition of investment income (loss) for ChipMOS Technologies Inc. (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period in 2001 and before. Commencing from January 1, 2002, with the approval from ROC SFB, recognition of investment income (loss) has been delayed until the subsequent year for ChipMOS. Therefore, the Company recognized investment loss of NT$365,669 and investment income of NT$247,238 for the years ended December 31, 2003 and 2004, based on ChipMOS’ audited financial statement for the years ended December 31, 2002 and 2003, respectively. The Company did not recognize investment loss for ChipMos for the year ended December 31, 2002.

3.	During 2002, the Company made an investment in Universal Communication Technology Inc. (“Universal”), an investee accounted for under the equity method. The Company’s investment in Universal consists of cumulative preferred stock and common stock, both with voting right. The holders of the preferred stock are entitled to receive cumulative dividends at the rate of 10% per annum. In the event of any liquidation of the investee, the holders of the preferred stock shall be entitled to receive, in preference to the holders of the common stock, an amount equal to original investment amount plus any undeclared and unpaid dividends. The recognition of investment income (loss) for Universal has been delayed until the subsequent year. Commencing from January 2003, the Company recognizes the

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

investment income (loss) for Universal based on the financial statements of the investee for the same period. For the years ended December 31, 2002, 2003 and 2004, the Company recognized investment income of NT$0, NT$15,471 and NT$7,600 for preferred stock in accordance with the preference of the preferred stock of Universal. As for the common stock investment in Universal, no investment gain or loss were recognized in 2002. In 2003, the investment loss of $62,135 was recognized based on the audited financial statements of Universal for the years ended December 31, 2003 and 2002. In 2004, the investment loss of $23,825 for common stock was recognized based on Universal’s audited financial statements for the year ended December 31, 2004.

4.	Recognition of investment income (loss) has been consistently delayed until the subsequent year for Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd. Accordingly, the combined investment (loss) income of NT$(14,972), NT$3,000 and NT$4,585 in these two companies for the years ended December 31, 2002, 2003 and 2004, were based on the audited financial statements of the investee companies for the years ended December 31, 2001, 2002 and 2003, respectively.

5.	For the years ended December 31, 2002, 2003 and 2004, the Company recognized investment income of NT$69,166, NT$69,560 and NT$11,523, respectively, for other investees accounted for under equity method which was based on the investee companies’ audited financial statements in the respective periods.

6.	For Artest Corporation, the Company owns non-cumulative preferred stock with voting right. According to ROC FAS No. 5, “Accounting For Long-term Investments”, the recognition of investment income (loss) for investments in preferred stock are based on the right to the earning distribution. Since the preferred stock is non-cumulative, investment income (loss) is recognized upon dividend declaration. No dividend was declared in 2001, 2002 and 2003. Therefore, no investment income was recognized in 2002, 2003 and 2004. However, for the years ended December 31, 2002, 2003 and 2004, Artest Corporation, has incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges of NT$24,934, NT$189,454 and NT$7,720 in 2002, 2003 and 2004 on this long-term equity investment to write off the carrying value of the investment to its fair value. As of December 31, 2004, the carrying amount of investment in Artest was written down to $0.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

7. Details of long-term investments in bonds were summarized as follows:

	December 31,
	2003		2004
	Amount	Market value	Amount	Market value
	NT$	NT$	NT$	NT$
United Microelectronics Corporation exchangeable bonds	$346,350	$361,742	$—	$—
Phoenix Precision Technology Corporation convertible bonds	295,000	588,968	—	—

	$641,350	$950,710	$—	$—

As of December 31, 2002, 2003 and 2004, the unamortized premium for long-term investments in bonds was $0.

The main terms of the issue of United Microelectronics Corporation exchangeable bonds were as follows:

(1) Maturity: May 10, 2007

(2) Interest rate: 0%

(3)	Redemption period: The bondholders may redeem the bonds on February 10, 2005 at 100% of the face value.

(4)	Exchangeable period: The bondholders may exchange the bonds for the common share of AU Optronics Corp. from June 19, 2003 to April 10, 2007.

(5)	Exchangeable ratio: The bondholders may exchange the bonds for common shares of AU Optronics Corp. at 5,838.389 shares per bond, denominated at US$ 10,000 per bond.

The main terms of the issue of Phoenix Precision Technologies Corporation convertible bonds were as follows:

(1)	Maturity: May 26, 2008

(2)	Interest rate: 0%

(3)	Redemption period: The bondholders may redeem the bonds on May 26, 2006 at 104.57% of the principal amount, on May 26, 2007 at 106.14% of the principal amount, or on May 26, 2008 at the principal amount.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

9. Property, Plant and Equipment

	December 31, 2003
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	$2,128,476	$—	$2,128,476
Buildings	5,368,157	(1,121,315)	4,246,842
Machinery and equipment	30,072,783	(15,488,964)	14,583,819
Utility equipment	535,180	(231,821)	303,359
Furniture and fixtures	411,907	(220,281)	191,626
Other equipment	1,166,431	(545,041)	621,390
Construction in progress and prepayments for equipment	2,326,759	—	2,326,759

	$42,009,693	($17,607,422)	$24,402,271

	December 31, 2004
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	$2,128,476	$—	$2,128,476
Buildings	6,609,819	(1,384,875)	5,224,944
Machinery and equipment	34,710,602	(17,251,132)	17,459,470
Utility equipment	696,662	(299,735)	396,927
Furniture and fixtures	507,134	(273,446)	233,688
Other equipment	1,417,709	(696,612)	721,097
Construction in progress and prepayments for equipment	1,024,282	—	1,024,282

	$47,094,684	($19,905,800)	$27,188,884

For the years ended December 31, 2002, 2003 and 2004, total interest expense amounted to NT$605,180, NT$414,607 and NT$364,347, respectively, of which NT$84,063, NT$39,496 and NT$11,026 was capitalized to property, plant and equipment, respectively. The interest rates used to calculate the capitalized interest were ranged from 4.04% to 4.94%, 2.92% to 4.54% and 0.73% in the respective periods.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

10. Other Assets - Others

	December 31,
	2003	2004
	NT$	NT$
Land	$108,087	$108,087
Land use right	94,671	86,961
Others	33,975	38,481

	$236,733	$233,529

As of December 31, 2004, SPIL designated one of its officers to purchase the parcel of land, Da-Pu-Chu No. 123-2, and registered the title of the land under the officer’s personal name. The land purchase has been completed and SPIL had made payments for the purchase. SPIL entered into a trust contract with the designated officer, which provides the land use right for nil consideration to SPIL. The trust contract prohibits the title owner from transferring the title of the land under any circumstances.

11. Accrued expenses

	December 31,
	2003	2004
Accrued salaries	$476,586	$546,933
Accrued interest	23,242	25,660
Other accrued expenses	321,882	504,880

	$821,710	$1,077,473

12. Other Payables

	December 31,
	2003	2004
	NT$	NT$
Payables for equipment	$1,170,337	$706,339
Accrued value-added tax payable	—	468,000
Other payables	322,164	333,722

	$1,492,501	$1,508,061

As of December 31, 2004, the Company recorded NT$468,000 of accrued value-added tax payable due to certain revenues previously applied zero percent of value-added tax were deemed taxable by the Tax Authority. The assessment is still in process and the Company believes the provision is sufficient to cover the liability arising from the tax assessment.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

13.	Bonds Payable

	December 31,
	2003	2004
	NT$	NT$
Euro convertible bonds payable	$6,804,000	$11,121,558
Secured bonds payable	800,000	800,000
Add: Compensation interest payable	384,979	411,588

	7,988,979	12,333,146
Less: Current portion of long-term bonds payable	(7,188,979)	(800,000)

	$800,000	$11,533,146

A.	On January 28, 2002, the Company issued five-year (from January 28, 2002 to January 28, 2007) Euro Convertible bonds amounting to US$200,000 (in thousands) with zero interest rate on the Luxembourg Stock Exchange. Main terms of the issue are as follows:

(1)	The Company may redeem the bonds at any time on or after July 29, 2004 and prior to December 29, 2006 at their principal amount together with accrued interest, if (i) the market price of the shares of the Company for 20 out of 30 consecutive trading days is at least 130% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Redemption at the option of the bondholders:

The Company will, at the option of the bondholders, redeem such bonds on July 28, 2004 at 105.9185% of its principal amount, or on January 28, 2007 at 111.837% of its principal amount.

(3)	Conversion period:

At any time between April 16, 2002 and December 29, 2006.

(4)	Conversion price and adjustment:

The conversion price was established on the issuance date at NT$32.9 (in dollar) per share. The conversion price is subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilution. As of

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

December 31, 2004, the conversion price was NT$29.91 (in dollar) per share.

(5)	As of December 31, 2004, the convertible bonds with the principal amount of US$8,840 (in thousands) has been converted into 9,402 thousand shares, which resulted in an increase of capital reserve in the amount of NT$213,140. Also, during 2004, the Company repurchased and cancelled the bonds with the principal amount of US$40,985 (in thousands) from open market and recognized a loss of NT$8,117, which was shown in other non-operating expenses and losses.

B.	On February 5, 2004, the Company issued five-year (from February 5, 2004 to February 5, 2009) Euro Convertible bonds amounting to US$200,000 (in thousands) with zero interest rate on the Luxembourg Stock Exchange. Main terms of the issue are as follows:

(1)	The Company may redeem the bonds at any time on or after February 5, 2006 and prior to January 29, 2009 at their principal amount, if (i) the market price of the shares of the Company for 20 out of 30 consecutive trading days is at least 120% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Redemption at the option of the bondholders:

The Company will, at the option of the bondholders, redeem such bonds on February 5, 2008 at the principal amount.

(3)	Conversion period:

At any time between March 17, 2004 and January 29, 2009.

(4)	Conversion price and adjustment:

The conversion price was established on the issuance date at NT$47.035 (in dollars) per share. The conversion price will be subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilution. As of December 31, 2004, the conversion price was NT$42.76 (in dollars) per share.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	In January 2002, SPIL issued NT$800,000 of three-year secured bonds. The interest rate on these bonds is 2.7% per annum. Main terms of the bonds payables were as follows:

Nature of bonds	Issued date	Maturity date	Amount	Interest payment date
			NT$
Secured bonds payable	January 16, 2002	January 16, 2005	$300,000	January 16, each year
Secured bonds payable	January 17, 2002	January 17, 2005	300,000	January 17, each year
Secured bonds payable	January 18, 2002	January 18, 2005	200,000	January 18, each year

			$800,000

14.	Long-term Loans

		December 31,
Nature of loans	Repayment period	2003	2004
		NT$	NT$
Secured loans	Repayable in 15 quarterly installments from March 2002	$933,240	$—
Secured loans	Repayable in 8 semi-annual installments from April 2002	496,000	236,000
Secured loans	Repayable in 7 semi-annual installments from June 2002	1,379,840	—
Secured loans	Repayable in January 2005	1,170,000	1,170,000
Credit loans	Repayable in 4 semi-annual installments from December 2004	4,800,000	—
Commercial papers	Repayable in January 2005	1,500,000	1,500,000
Commercial papers	Repayable in 7 semi-annual installments from April 2002	500,000	250,000
Commercial papers	Repayable in 3 semi-annual installments from July 2006	—	4,800,000
Credit loans	Repayable in October and November 2005	62,885	57,376
Credit loans	Repayable in October and November 2006	328,638	308,058

		11,170,603	8,321,434
Less: Current portion of long-term loans		(3,153,360)	(3,213,376)
Discount on commercial paper		(4,079)	(1,712)

		$8,013,164	$5,106,346

Interest rates		1.72% ~ 4.54%	1.79% ~ 5.18%

The loan agreements require, among other things, the maintenance of specific financial covenants and consent by the banks on important transactions, such as merger, changes in operations and asset transfer. As of December 31, 2004, the Company was in compliance with all such financial covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

15.	Pension Plan and Net Pension Cost

A.	Substantially all of the regular employees of SPIL are covered by SPIL’s pension plan. Under the funding policy of the plan, SPIL contributes monthly an amount equal to 5% of the employees’ monthly salaries and wages to the pension fund deposited with the Central Trust of China, the custodian. Pension benefits are generally based on service years (two units earned per year for the first 15 years of service, with one unit for each additional year of service with a maximum of 45 units). One unit represents the six-month average wages or salaries before the retirement of the employee. Retirement benefits are paid from the pension fund.

B.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for SPIL’s defined benefit pension plan:

(1)	Assumptions used in actuarial calculations as of December 31, 2002, 2003 and 2004:

	2002	2003	2004
Discount rate	5.00%	4.00%	2.50%

Long-term rate of compensation increase	3.50%	2.00%	2.00%

Expected rate on plan assets	5.00%	4.00%	2.50%

	2003	2004
	NT$	NT$
Vested benefit	($6,524)	($13,499)

Vested benefit obligation	($6,466)	($13,157)

Accumulated benefit obligation	($659,704)	($779,075)

(2)	Changes in benefit obligation during the years ended to December 31, 2003 and 2004:

	2003	2004
	NT$	NT$
Project benefit obligation at beginning of year	($687,492)	($1,046,896)
Service cost	(100,276)	(145,610)
Interest cost	(27,500)	(26,172)
Loss on projected benefit obligation	(233,748)	175,500
Benefit paid	2,120	1,683

Projected benefit obligation at end of year	($1,046,896)	($1,041,495)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Changes in plan assets during the years ended to December 31, 2003 and 2004:

	2003	2004
	NT$	NT$
Fair value of plan assets at beginning of year	$551,988	$670,396
Actual return on plan assets	8,427	8,526
Employer contributions	112,101	131,586
Benefits paid	(2,120)	(1,683)

Fair value of plan assets at end of year	$670,396	$808,825

(4)	Funded status at December 31, 2003 and 2004:

	2003	2004
	NT$	NT$
Fair value of plan assets	$670,396	$808,825
Projected benefit obligation	(1,046,896)	(1,041,495)

Funded status	(376,500)	(232,670)
Unrecognized transition assets	(6,390)	(5,477)
Unrecognized net actuarial loss	388,716	207,249

Prepaid pension expense	$5,826	($30,898)

(5)	Components of net periodic cost for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004
	NT$	NT$	NT$
Service cost	$79,402	$100,276	$145,610
Interest cost	26,662	27,500	26,172
Expected return on plan assets	(21,899)	(22,080)	(16,760)
Recognition of transition assets	(913)	(913)	(913)
Recognition of actuarial loss	1,676	3,819	14,201

Net periodic cost	$84,928	$108,602	$168,310

(6)	Plan assets:

As of December 31, 2002, 2003 and 2004, the plan assets consist of all cash deposited with the Central Trust of China.

16.	Capital Stock

A.	As of December 31, 2004, the authorized capital of the Company was NT$26,000,000,

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

represented by 2,600,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2004, issued common stock was NT$21,050,731, represented by 2,105,073,100, shares.

B.	On June 11, 2004, the stockholders of the Company resolved to capitalize the dividend in the amount of NT$1,894,476 and the employee bonus in the amount of NT$210,497 by issuing 210,497 thousand new shares. The capital increase has been approved by SFB.

C.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS was issued in respect of five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. Main terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights

ADS holders will have no rights to vote directly in shareholders’ meetings with respect to the Deposited Shares. The Depositary shall provide voting instruction to the Chairman of the Company and vote on behalf of the Deposited shares evidenced by ADSs. If the Depositary receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction on a resolution, the Depositary will cause the shares underlying the ADSs to be voted in the manner instructed.

(2)	Distribution of Dividends

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

D.	In July 2002, the Board of directors of the Company resolved to issue up to 40,000 units of employee stock option. Each unit of employee stock option is entitled to subscribe 1,000 shares of the Company’s common stock. The Company has to issue additional 40,000,000 shares of common stock if all of the employee stock options are exercised. The exercise price of the employee stock option is subject to adjustment for distribution of cash dividend or changes in capital stock in accordance with certain formula. The granted employee stock option expires in five years and will be exercisable in certain percentage annually after two years of service in accordance with the employee stock option plan.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(1)	For the year ended December 31, 2004, details of the employee stock option granted, exercised and cancelled and exercise price of the employee stock option were as follows:

			Weighted
			average
	Available	Number	exercise price
	for grant	of shares	(in NT dollars)
Outstanding options at January 1, 2002	—	—	$—
Granted	40,000	—	—
Forfeited/cancelled	—	—	—

Outstanding options at December 31, 2002	40,000	—	—
Granted/cancelled	(40,000)	40,000	15.66
Forfeited	2,489	(2,489)	15.60

Outstanding options at December 31, 2003	2,489	37,511	15.67
Granted	—	—	—
Forfeited/cancelled	—	(1,683)	13.76

Outstanding options at December 31, 2004	2,489	35,828	13.76

(2)	As of December 31, 2004, the details of the outstanding employee stock option were as follows:

Options granted				Options vested
		Weighted	Weighted		Weighted
		average	average		average
Exercise price	Number of	remaining	exercise price	Number of	exercise price
(in NT dollars)	options	contractual life	(in NT dollars)	options	(in NT dollars)
$13.7 ~ $14.3	35,828	3.13 years	$13.76	—	$—

17.	Capital Reserve

A.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds or from donation shall be exclusively used to cover accumulated deficit or be transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficit. The capital reserve can only be used to cover accumulated deficit when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks can only be transferred to capital once every year. The transfer of capital reserve to capital can not be made in the year the company issued new shares and the amount to be capitalized is subject to certain limitation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

18.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Offset prior years’ operating losses, if any;

(2)	Pay all taxes and dues;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside 2% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After deducting items (1), (2), (3), and (4) above from the current year’s earnings, any portion of the remaining amount may be allocated as follows: 10% as employee bonus and 90% as stockholders’ dividend.

(6)	The distribution of (5) above shall be made in accordance with the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

B.	The appropriation for legal reserve can only be used to offset a deficit or increase capital. The legal reserve can be used to increase capital only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the portion of the reserve in excess of 25% of the capital stock.

C.	In accordance with the ROC SFB regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments such as cumulative foreign currency translation adjustment and unrealized losses on long-term investments. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on long-term investments no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

D.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. This 10% additional tax on undistributed earnings paid by the Company can be used as tax credit by the stockholders, including foreign stockholders, against the

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the Company’s corporate income tax as tax credit against its individual income tax liability effective 1998. As of December 31, 2004, the undistributed earnings derived on or after January 1, 1998 was NT$4,320,831.

E.	As of December 31, 2004, the balance of stockholders’ imputation tax credit account of the Company was NT$11,552. The rate of stockholders’ imputation tax credit to undistributed earnings is approximately 0.27%. However, the actual stockholders’ imputation rate is subject to change since the actual stockholders’ tax credit rate is based on the rate on the dividend allocation day. In 2004, the stockholders’ imputation rate on the distributed earnings is 0.72%.

F.	During 2004, the stockholders of the Company resolved to distribute cash dividends of NT$0.35 (in dollars) per share and stock dividends of NT$1 (in dollars) per share; while no dividend was resolved in 2003.

G.	As of February 18, 2005, the board of directors of SPIL has not resolved the distribution of the year 2004 earnings. Therefore, any information in relation to the year 2004 earnings will be posted to the website of the Taiwan Stock Exchanges after the Board’s resolution and the Shareholders’ approval is obtained.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

H.	The year 2003’s earnings distribution for employee bonuses and directors’ and supervisors’ remunerations were as follow:

The amount of the actual
earnings distributions approved
by the board of directors and the
shareholders in 2004
NT$
(a) The amount of the retained earnings distributed
1.Employees’ cash bonuses	$73,674

2.Employees’ stock bonuses
(i) Shares (in thousands of shares)	21,050

(ii) Amounts	$210,497

(iii) As a percentage of outstanding common shares	1.14%

3.Directors’ and supervisors’ remunerations	$57,153

(b) Information regarding earnings per common share
1.Original earnings per common share (note 1)	$1.55

2.Adjusted earnings per common share (note 2)	$1.36

Note 1:	Not retroactively adjusted by the common shares issued on capitalization of earnings in 2004.

Note 2:	Adjusted earnings per share = (Net income-Employees’ bonus-Remunerations to directors and supervisors)/Weighted average outstanding common shares.

19.	TREASURY STOCK

	2003
Reason for acquisition	Beginning	Additions	Reductions	Ending
		Number of shares (in thousand)
Transfer to employees	31,505	—	(22,957)	8,548

	2004
Reason for acquisition	Beginning	Additions	Reductions	Ending
	Number of shares (in thousand)
Transfer to employees	8,548	—	(8,548)	—

A.	According to the ROC Securities Exchange Act, the number of outstanding treasury shares shall not exceed 10% of the total shares of common stocks issued by the

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

company. The cost of the outstanding treasury stock shall not exceed the total of retained earnings, paid-in capital in excess of par value and capital reserve arising from donation. In addition, treasury stock shall not be used as collateral and shall not have the stockholders’ rights until transferred.

B.	As of December 31, 2003 and 2004, the Company’s treasury stock amounted to NT$150,138 and NT$0, respectively, represented by 8,548,000 and 0 shares which should be sold to the Company’s employees within three years from the date of acquisition. Any unsold treasury stock after three years shall be considered unissued shares, and shall be charged against contributed capital and capital reserve.

C.	As of December 31, 2003 and 2004, Siliconware Investment Company Ltd., the subsidiary of the Company, held 27,016,000 and 29,717,000 shares with book value of NT$794,184 (in dollars) for both years and were presented as treasury stocks.

20.	Income Tax

SPIL and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax benefit is as follows:

	2002	2003	2004
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate (25%)	$70,373	$550,877	$963,892
Tax exempt income and other permanent differences	(149,813)	217,377	(367,301)
Investment tax credits	(281,438)	(720,436)	(1,434,949)
Tax on interest income separately taxed	709	873	3,671
Changes in valuation allowance for deferred tax assets	165,045	(677,818)	366,341
Prior year’s under (over) provision	47,074	(10,282)	(3,935)

Income tax benefit for current year	(148,050)	(639,409)	(472,281)
Additional 10% tax on undistributed earnings	2,686	3,117	15,323

Income tax benefit	(145,364)	(636,292)	(456,958)
Adjustments:
Net change of deferred tax assets	196,413	631,184	464,386
Prior year’s (under) over provision	(47,074)	10,282	3,935
Tax on interest income separately taxed	(709)	(873)	(3,671)
Prepaid income tax	(19,359)	(7,725)	(20,957)
Subsidiary’s tax payable	(3,088)	(4,255)	(6,565)

Income tax refund receivable	($19,181)	($7,679)	($19,830)

Income tax payable carried over from prior year	$50,162	$40,608	$36,352

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	For the years ended December 31, 2002, 2003 and 2004, significant portion of the permanent differences derived from gain on disposal of investments and long-term investment income (loss) accounted for under the equity method and revenue from assembly of certain integrated circuit products which is exempted from income tax.

B.	As of December 31, 2003 and 2004, deferred tax assets and liabilities were as follows:

	December 31,
	2003	2004
	NT$	NT$
Deferred tax assets - current	$535,402	$709,093
Deferred tax liabilities - current	(46,880)	—

	488,522	709,093
Valuation allowance for deferred tax assets	(25,372)	—

	463,150	709,093

Deferred tax assets - noncurrent	2,428,765	2,873,539
Deferred tax liabilities - noncurrent	(242,101)	(390,402)

	2,186,664	2,483,137
Valuation allowance for deferred tax assets	(804,884)	(882,914)

	$1,381,780	$1,600,223

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	The details of deferred tax assets and liabilities as of December 31, 2003 and 2004 were as follows:

	December 31,
	2003		2004
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories decline in market value of spare part inventories	$75,468	$18,867	$54,195	$13,548
Unrealized foreign currency exchange gain arising from bonds payable	(187,519)	(46,880)	—	—
Compensation interest from bonds payable	390,498	97,625	—	—
Unrealized loss on sales allowance	56,556	14,139	92,638	23,160
Unrealized foreign exchange loss	27,084	6,771	165,540	41,385
Investment tax credit		398,000		631,000

		488,522		709,093
Valuation allowance for deferred tax assets-current		(25,372)		—

		$463,150		$709,093

Noncurrent
Temporary difference
Unrealized loss on long-term investments	$664,403	$166,101	$628,009	$157,002
Depreciation expense	(968,405)	(242,101)	(761,056)	(190,264)
Unrealized foreign currency exchange gain arising from bonds payable	—	—	(800,556)	(200,139)
Compensation interest from bonds payable	—	—	442,090	110,523
Unrealized loss on idle assets	142,724	35,681	484,413	121,103
Loss carryforwards	1,190,242	297,560	25,513	6,378
Investment tax credit		1,929,423		2,478,534

		2,186,664		2,483,137
Valuation allowance for deferred tax assets-noncurrent		(804,884)		(882,914)

		$1,381,780		$1,600,223

Valuation allowance for deferred tax assets relates primarily to unrealized compensation interest on bonds payable and allowance for investment tax credits received in connection with the Company’s investment in qualifying investments in significant technology companies and acquisition of qualifying machinery and equipment.

D.	The income tax returns of the Company through 2001 have been assessed and approved by the Tax Authority. However, the Company did not accept the reason

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

and result of the reassessment and has petitioned to the government against the decision of the Tax Authority of its 1999 and 2000 income tax returns. In addition, the Company did not accept the reason and result of the assessment of the Tax Authority and has requested for reassessment of its 2001 income tax return. The Company estimates the aforementioned petition or reassessment will not have a significant adverse impact to the Company.

E.	The income tax returns of SIC through 2002 have been approved by Tax Authority.

F.	According to the income tax regulation of the People Republic of China applied to qualifying foreign investment production enterprise, Siliconware Technology is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction, commencing from the first cumulative profit-making year net of losses carried forward. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities of an application filed by the investor, be refunded forty percent of the income tax already paid in relation to the reinvested amount. As of December 31, 2004, Siliconware Technology was still suffering accumulated deficit.

G.	As of December 31, 2004, the Company’s unused portion of investment tax credits, under the “Statue for Up-Grading of Industries”, were as follows:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration Years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	$2,360,472	$2,311,409	2005 to 2008
Qualifying research and development expenditure	573,760	573,760	2005 to 2008
Qualifying investments in significant technology companies	233,353	224,365	2005 to 2008

	$3,167,585	$3,109,534

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

H.	The Company is exempted from income tax for revenues arising from the assembly of certain integrated circuit products under the “Statute for Up-Grading of Industries”, for five years through December 2008.

21.	Earnings Per Share

For the year ended December 31, 2002
Weighted
average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$	NT$
Basic earnings per share	$279,831	$425,195	2,008,529	$0.14	$0.21

	For the year ended December 31, 2003
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$	NT$
Basic earnings per share	$2,202,424	$2,838,716	2,020,464	$1.09	$1.40

Dilutive effect of employee stock option	—	—	12,723
Dilutive effect of 2nd Euro convertible bonds	52,384	39,288	233,574

Diluted earnings per share	$2,254,808	$2,878,004	$2,266,761	$0.99	$1.27

	For the year ended December 31, 2004
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in dollars)
Basic earnings per share	$3,825,219	$4,282,177	2,052,285	$1.86	$2.09

Dilutive effect of employee stock option	—	—	25,631
Dilutive effect of 2nd Euro convertible bonds	(116,658)	(134,373)	176,700
Dilutive effect of 3rd Euro convertible bonds	(286,427)	(214,820)	156,174

Diluted earnings per share	$3,422,134	$3,932,984	$2,410,790	$1.42	$1.63

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The weighted average treasury stock held by SPIL and the subsidiary has been deducted in the calculation of weighted average outstanding common stock for the years ended December 31, 2002, 2003 and 2004.

22. PERSONNEL COSTS, DEPRECIATION AND AMORTIZATION

	For the year ended December 31, 2002
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel costs
Payroll	$2,543,907	$759,584	$3,303,491
Labor and health insurance	176,355	55,549	231,904
Pension expense	67,222	22,957	90,179
Others	211,060	35,627	246,687

	$2,998,544	$873,717	$3,872,261

Depreciation	$4,450,637	$124,785	$4,575,422

Amortization	$152,284	$129,207	$281,491

	For the year ended December 31, 2003
	Operating costs	Operating expenses	Total
Personnel costs
Payroll	$2,901,902	$777,646	$3,679,548
Labor and health insurance	199,009	59,358	258,367
Pension expense	85,843	28,431	114,274
Others	231,629	43,782	275,411

	$3,418,383	$909,217	$4,327,600

Depreciation	$4,746,598	$107,960	$4,854,558

Amortization	$178,074	$94,748	$272,822

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2004
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel costs
Payroll	$3,490,892	$1,006,299	$4,497,191
Labor and health insurance	232,279	70,448	302,727
Pension expense	132,973	41,254	174,227
Others	347,540	53,985	401,525

	$4,203,684	$1,171,986	$5,375,670

Depreciation	$5,586,033	$141,190	$5,727,223

Amortization	$270,576	$108,338	$378,914

23. Related Party Transactions

     1. Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
ChipMOS Technologies Inc.	Investee company under the equity method
Sigard Microelectronics Corp.	Investee company under the equity method
Universal Communication Technology Inc.	Investee company under the equity method
Phoenix Precision Technology Corporation	Same chairman of the board

     2. Significant Transactions with Related Parties

(1) Sales to related parties:

	For the years ended December 31,
	2002		2003		2004
		% of		% of		% of
	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
ChipMOS Technologies Inc.	$—	—	$101,960	—	$—	—

The selling prices and collection terms offered to the related parties were generally comparable to those offered to non-related parties. The collection period is approximately three months from the date of sale.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2) Purchases of inventory from related parties:

	For the years ended December 31,
	2002		2003		2004
		% of net		% of net		% of net
	Amount	purchase	Amount	purchase	Amount	purchase
	NT$		NT$		NT$
Phoenix Precision Technology Corporation	$1,716,348	16	$2,610,008	19	$2,875,934	18
Others	428	—	—	—	—	—

	$1,716,776	16	$2,610,008	19	$2,875,934	18

The purchase price and payment term provided by related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase.

(3) Accounts Receivable

	December 31,
	2003		2004
		% of		% of
		accounts		accounts
	Amount	receivable	Amount	receivable
	NT$		NT$
ChipMOS Technologies Inc.	4,634	—	$—	—

(4) Accounts payable

	December 31,
	2003		2004
		% of		% of
		accounts		accounts
	Amount	payable	Amount	payable
	NT$		NT$
Phoenix Precision Technology Corporation	$301,496	14	$231,044	11

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

24. Assets Pledged as Collaterals

As of December 31, 2003 and 2004 the following assets have been pledged as collateral against certain obligations of the Company:

	December 31,
Assets	2003	2004	Subject of collateral
	NT$	NT$
Buildings	$1,377,197	$1,144,896	Long-term loans and bonds payable
Machinery and other equipment	4,903,444	818,788	Loan-term loans
Time deposits (shown in other financial assets — current)	172,000	250,200	Guarantees for custom duties and income tax liabilities

	$6,452,641	$2,213,884

25. Commitments and Contingencies

A.	As of December 31, 2004, the Company’s unused letters of credit for imported machinery and equipment were approximately NT$222,220.

B.	The Company entered into agreements with third parties to construct the plant for expansion of operations amounting to NT$1,068,035. As of December 31, 2004, the Company has outstanding obligations of approximately NT$181,172 related to these contracts.

C.	The Company entered into contracts with six foreign companies for the use of certain technologies and patents related to packaging system of integrated circuit products. The Company agreed to pay royalty fees based on the total number of certain products sold. Four contracts are valid through December 2007, November 2009, December 2010 and January 2011, respectively. For the other two contracts, one is valid through when all patents included in the contract expired, the other is valid until both parties agree to terminate the contract.

D.	The Company’s value-added tax payables are currently under the Tax Authority’s assessments. The Company has recorded NT$468,000 accrued value-added tax payables and believes the amount is sufficient to cover the liabilities arising from the tax assessments. Please refer to Note 12.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

26. Other

     1. Disclosure on Financial Instruments:

	December 31,
	2003		2004
	Book value	Fair value	Book value	Fair value
	NT$	NT$	NT$	NT$
Non-derivative financial instruments:
Financial assets
Financial assets with book value equal to fair value	$17,991,992	$17,991,992	$17,156,995	$17,156,995
Short-term investment	7,989	7,771	1,942,970	1,950,180
Long-term investment in stocks	6,386,666	9,292,064	6,816,338	8,465,122
Long-term investment in bonds	641,350	950,710	—	—

	$25,027,997	$28,242,537	$25,916,303	$27,572,297

Financial liabilities
Financial liabilities with book value equal to fair value	$8,761,492	$8,761,492	$8,764,904	$8,764,904
Bonds payable	7,988,979	8,938,741	11,533,146	11,245,337
Long-term loans	8,013,164	8,013,164	5,106,346	5,106,346
(Prepaid pension expense)/ accrued pension cost	(5,826)	376,500	30,898	232,670

	$24,757,809	$26,089,897	$25,435,294	$25,349,257

(1)	Financial assets and liabilities with book value approximate to fair value include cash and cash equivalents, notes receivable, accounts receivable, other financial assets - current, refundable deposits, short-term loans, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term loans and other current liabilities.

(2)	The fair value of short-term and long-term investments in stock and long-term investment in bonds is based on the market value of short-term and long-term investments. If the market value of short-term and long-term investments is unavailable, the net equities of the investee companies or other financial information is used as fair value.

(3)	The fair value of bonds payable is based on market value.

(4)	The book value of long-term loans is used as fair value because the loans bear floating interest rate.

(5)	The fair value of prepaid pension expense and accrued pension cost is equal to the funded status as shown in the actuarial report measured at December 31, 2003 and 2004, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

2. Eliminated transactions between parent company and subsidiaries

	Name of the counter party and amount
	Siliconware Precision	Siliconware Investment	SPIL (B.V.I.) Holding
Transactions	Industries Co., Ltd	Company Ltd.	Limited	Siliconware USA Inc.
	NT$	NT$	NT$	NT$
For the year ended December 31, 2002
Eliminate long-term investment and stockholders’ equity	($2,113,283)	$951,947	$1,161,336	$—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	22,686	—	—	(22,686)
Eliminate commission expense and revenue	(269,981)			269,981

For the year ended December 31, 2003
Eliminate long-term investment and stockholders’ equity	($2,278,920)	$957,052	$1,321,868	$—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	42,259	—	—	(42,259)
Eliminate commission expense and revenue	(288,869)	—	—	288,869

For the year ended December 31, 2004
Eliminate long-term investment and stockholders’ equity	($2,586,396)	$932,002	$1,654,394	$—
Eliminate subsidiary’s long-term investment on parent company	758,684	(758,684)	—	—
Eliminate accrued expense and accounts receivable	42,078	—	—	(42,078)
Eliminate commission expense and revenue	(414,501)	—	—	414,501

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

27. Segment Information

A.	Operation in Different Industries

The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits.

B.	Operations in Different Geographic Areas

The Company has no significant foreign operations. Therefore, ROC FAS No. 20, “Segmental Information Disclosure”, is not applicable.

C.	Export Sales

Sales by geographic region are identified by the location where the revenue is generated.

Geographic areas	2002	2003	2004
	NT$	NT$	NT$
U.S. and Canada	$11,525,085	$14,774,924	$20,001,396
Others	650,365	760,995	1,123,749

	$12,175,450	$15,535,919	$21,125,145

D.	Major Customers

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year.

	2002		2003		2004
		% of		% of		% of
Customers	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Customer A	$2,895,828	13	$3,652,541	13	$4,065,553	12
Customer B	3,680,731	17	3,533,487	13	3,002,669	9
Customer C	1,147,536	5	2,619,265	10	4,068,676	12

	$7,724,095	35	$9,805,293	36	$11,136,898	33

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

28. US GAAP Reconciliation

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

The following is a summary of the material adjustments to net income (loss) and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Reconciliation of consolidated net income:

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Net income as reported under ROC GAAP	$425,195	$2,838,716	$4,282,177	$134,914
US GAAP adjustments:
Compensated absences	(7,000)	(1,400)	800	25
Compensation	—	(341,324)	(699,072)	(22,025)
Impairment on long-term investments	(212,569)	—	—	—
Embedded derivative	(52,891)	236,792	—	—
Realized loss on disposal / conversion of embedded derivative	—	—	(84,048)	(2,648)
Adjustment to the gain on disposal of available for sale marketable securities	—	—	(1,431)	(45)
Trading marketable securities	(5,536)	5,536	—	—
Treasury stock transferred to employee	—	(154,342)	(192,498)	(6,065)
Equity investments:
Timing difference	(362,521)	630,697	398,686	12,561
Net income (loss) variance between US GAAP and ROC GAAP	21,855	(29,515)	(8,322)	(262)
Accounting for income (loss) in preferred stock	(45,270)	87,291	(28,885)	(910)
Technology and know-how contributed to a joint venture investee	(6,000)	(6,000)	—	—

	(669,932)	427,735	(614,770)	(19,369)
Taxation effect	21,774	(18,571)	(260)	(8)

Net (loss) income under US GAAP	($222,963)	$3,247,880	$3,667,147	$115,537

Earnings (loss) per share under US GAAP (in dollars)
Basic	($0.11)	$1.61	$1.78	$0.06

Diluted	($0.11)	$1.43	$1.52	$0.05

Weighted average number of common stock outstanding (in thousands)
Basic	2,008,528	2,020,463	2,060,474	2,060,474
Effect of dilutive securities
Employee stock option	—	12,723	25,631	25,631
2nd Euro convertible bonds	—	233,574	176,700	176,700
3rd Euro convertible bonds	—	—	156,174	156,174

Diluted	2,008,528	2,266,760	2,418,979	2,418,979

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Reconciliation of consolidated shareholders’ equity

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Total shareholders’ equity as reported under	$26,178,552	$29,698,209	$33,493,043	$1,055,232
ROC GAAP
US GAAP adjustments:
Compensated absences	(19,700)	(21,100)	(20,300)	(640)
Compensation	—	(341,324)	(437,841)	(13,795)
Impairment on long-term investments	(212,569)	(212,569)	(212,569)	(6,697)
Embedded derivative	(52,891)	183,900	99,852	3,146
Available for sale marketable securities	(14,201)	2,072,151	852,678	26,865
Equity investments:
Timing difference	(371,530)	259,167	657,853	20,726
Net income (loss) variance between US GAAP and ROC GAAP	126,247	96,732	88,411	2,785
Accounting for income (loss) in preferred stock	(65,943)	28,885	—	—
Technology and know-how contributed to a joint venture investee	(204,417)	(210,417)	(210,417)	(6,629)
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	153,544
Taxation effect	25,428	6,858	6,598	208

Shareholders’ equity under US GAAP	$30,262,476	$36,433,992	$39,190,808	$1,234,745

Movements in shareholders’ equity in accordance with US GAAP:

	2003	2004
	NT$	NT$	US$
Balance at January 1,	$30,262,476	$36,433,992	$1,147,889
Net income under US GAAP	3,247,880	3,667,147	115,537
Employee stock bonus	—	471,729	14,862
Adjustment for investee companies’ capital reserve	617	(10,862)	(342)
Cumulative translation adjustment on long-term investment	(24,869)	(144,331)	(4,547)
Change in fair value of available for sale marketable securities	2,383,597	(1,218,042)	(38,376)
Conversion of Euro convertible bonds	—	307,161	9,677
Treasury stock	564,291	337,625	10,637
Cash Dividends	—	(663,066)	(20,890)
Cash dividends for treasury stock held by subsidiaries	—	9,455	298

Balance at December 31,	$36,433,992	$39,190,808	$1,234,745

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The balance sheet accounts under US GAAP is as follows:

	2003	2004
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	$9,017,750	$10,722,351	$337,818
Short-term investments	3,192,840	2,143,012	67,518
Notes receivable, net	118,531	72,083	2,271
Accounts receivable, net	5,311,273	5,720,274	180,223
Inventories	1,896,966	1,977,001	62,287
Other current assets	1,383,907	1,672,166	52,683

	20,921,267	22,306,887	702,800

Long-term investments	9,245,865	8,092,145	254,951
Property, plant and equipment	24,402,271	27,188,884	856,613
Intangible assets	4,873,500	4,873,500	153,544
Other assets	2,313,045	2,656,829	83,706

Total Assets	$61,755,948	$65,118,245	$2,051,614

Current liabilities	16,492,085	9,250,669	291,451
Long-term liabilities	8,813,164	16,639,492	524,244
Other liabilities	16,707	37,276	1,174

Total Liabilities	25,321,956	25,927,437	816,869

Total Stockholders’ Equity	36,433,992	39,190,808	1,234,745

Total Liabilities and Stockholders’ Equity	$61,755,948	$65,118,245	$2,051,614

The significant reconciliation of balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

(1) Compensated Absences

Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2) Compensation

Net income impact of	For the years ended December 31,
compensation adjustment	2002	2003	2004
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	$—	$57,153	$74,258	$2,340

Employee bonuses accrual	—	284,171	363,583	11,455
Adjustment to fair market value	—	—	261,231	8,230

Total employee bonuses	—	284,171	624,814	19,685

Total net income adjustment relating to compensation	$—	$341,324	$699,072	$22,025

Shareholders’ equity	December 31,
impact of compensation adjustment	2002	2003	2004
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	$—	$57,153	$74,258	$2,340
Employee bonuses	—	284,171	363,583	11,455

Total shareholders’ equity adjustment relating to compensation	$—	$341,324	$437,841	$13,795

(i) Remuneration to Directors

The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings in the period shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

(ii) Employee Bonuses

Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with ROC regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In 2003, the Board of Directors of the Company resolved to retain the 2002 earnings after setting aside the legal reserve and special reserve and not to pay employee bonuses. In 2004, the Board of Directors of the Company resolved to distribute employee bonuses of NT$284,171 from 2003 earnings. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$4,074 million and NT$4,335 million for the years ended December 31, 2003 and 2004, respectively.

(3) Equity Investments

Under both ROC and US GAAP, investments representing at least twenty percent of the voting interest of each investee for which the Company exercises significant influence over operating and financial policies are generally accounted for under the equity method. However, there are the following differences in applying equity accounting under ROC and US GAAP.

(i) Timing difference

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if financial statements of an investee are not sufficiently timely for the Company to apply the equity method currently and such equity interests are below certain materiality threshold, the Company is permitted to delay the recognition of income (loss) until the subsequent year. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP adjustment deducts the delayed income from subsequent year’s net income and adds it back to prior year to arrive at net income

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

under US GAAP.

(ii)	Net income (loss) variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP, resulting differences in the carrying amount of the equity investment reported under ROC GAAP and US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include, but are not limited to, accounting for compensation, joint venture accounting, investment in marketable securities, deferred tax and compensated absences. Such differences would be recognized when the Company sells the equity investment.

(iii)	Accounting for income in preferred stock

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

(iv)	Technology and know-how contributed to a joint venture investee

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

Under ROC GAAP, the Company recognized as initial cost of investment for NT$1.5 billion for cash and the value of know-how

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

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

(4)	Taxation Effect

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Earnings Per Share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2002, 2003 and 2004 were 0 shares, 0 shares and 21,049,700 shares, respectively.

(6)	Marketable Securities

Under ROC GAAP, marketable equity securities and long-term equity investments in which the Company owns less than 20% of the voting rights of a publicly listed investee company are carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. Under US GAAP FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date. For individual securities classified as either available-for-sale or held-to-maturity, the Company performs analysis to determine whether a decline in fair value below the cost is other than temporary. No such impairment has been identified during the periods presented.

(7)	Goodwill Acquired from Merger

In connection with acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415, respectively, based on independent appraisal report. Prior to the adoption of SFAS No. 142, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, we adopted SFAS No. 142 and ceased amortization of goodwill and performed the annual impairment analysis using a fair value approach. As of December 31, 2004, the net carrying amount of goodwill was NT$4,874 and no impairment of goodwill has been identified during 2002 to 2004.

(8)	Stock Dividends

Under ROC GAAP, an issuance of stock dividend is recorded at par with a

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$19,268,573 and NT$21,619,660 at December 31, 2003 and 2004, respectively. These adjustments have no effect on shareholders’ equity.

(9)	Impairment of Long-lived Assets

ROC has newly released an accounting standard to account for impairment of long-lived assets which is effective for financial statements issued for fiscal years ending on December 31, 2005 and interim periods within the fiscal year. Prior to the adoption of this new accounting standard, the Company applies US GAAP to evaluate whether long-lived assets are subject to impairment. Under US GAAP, long-lived assets are required to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2002, certain investees accounted for under the equity method, including ChipMOS Technologies Inc., Double Win Enterprise Co., Ltd., and Artest Corporation, have incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges totaling NT$212,569 on these long-term equity investments to write off the carrying value of the investments to their fair value.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(10)	Embedded Derivative

Under ROC GAAP, investment in convertible/exchangeable bond is carried at amortized cost, which is the par value after adjustment by the unamortized premium or discount. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for separately as a derivative instrument if (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (ii) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur; and (iii) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument. The bifurcated derivative would be measured at fair value with changes in fair value reported in earnings as they occur. Such adjustments to the carrying amount of the embedded derivative would remain part of the carrying amount of that asset until the asset is sold, at which point the entire carrying amount of the embedded derivative would be recognized as the cost of the item sold in determining earnings. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(11)	Stock-based Compensation

The Company has elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosures of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (FAS 123) were used. FAS 123 establishes a fair-value-based method of accounting for stock-based employee compensation plans. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the stock-based compensation expense for the Company’s stock options based upon the fair-value as determined by Black-Scholes option-pricing model at the grant date for the years ended December 31, 2002, 2003 and 2004, the Company’s net income (loss) and earnings (loss) per share would have been as the pro-forma amount indicated as follows:

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Net income (loss)
As reported	($222,963)	$3,247,880	$3,667,147	$115,537
Less: Stock compensation expense	—	(91,244)	(95,870)	(3,020)
Pro forma	($222,963)	$3,156,636	$3,571,277	$112,517

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Basic earnings per share
As reported	($0.11)	$1.61	$1.77	$0.06

Pro forma	($0.11)	$—	$—	$—

Diluted earnings per share
As reported	($0.11)	$1.43	$1.51	$0.05

Pro forma	($0.11)	$1.39	$1.47	$0.05

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The fair value of the Company’s stock options used to compute the 2003 and 2004 pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Volatility	59.96% ~67.12%
Risk-free interest rate	1.70% ~3.04%
Expected holding period	3 -5 years
Dividend yield	0%

No options granted in year 2002.

(12)	Treasury Stock Transferred to Employee

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

29. Additional disclosure required by US GAAP

(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wirebonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company distributes its products on a global basis but mainly to customers in Taiwan of 40% and North America of 57%. The Company’s largest customer accounted for 13% and 12% for 2003 and 2004, respectively, and its five largest customers accounted for 49% and 45% of the Company’s total sales in 2003 and 2004, respectively.

In 2003 and 2004, significant portion of the Company’s net operating revenue were denominated in U.S. dollars. On the other hand, in 2003 and 2004, significant portion the Company’s purchase were incurred in U.S. dollars and

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

in Japanese Yen. The Company’s capital expenditures are generally denominated in U.S. dollars and Japanese Yen. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, the Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$2,428,722 and NT$2,481,758 as of December 31, 2003 and 2004, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

(2)	Impairment of Long-lived Assets

Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset may be impaired. Measurement of an impairment loss for assets that the Company expects to hold and use is based on the fair value of the asset. Idle assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As of December 31, 2003 and 2004, the carrying amounts of property, plant and equipment held for disposal were NT$131,828 and NT$460,539, respectively. These assets held for disposal consist of die bonder, auto-molding machine, laser marker, die saw and bar code workstation, which were mainly used for production purposes. The factors leading to disposal include, among others, obsolete technology, low efficiency and high repair cost. The Company periodically reviews the status of idle assets and disposes such assets as buyers are identified. The impairment losses on assets held for disposal for the years ended December 31, 2002, 2003 and 2004 were NT$17,243, NT$131,828 and NT$460,539, respectively. The impairment charge in 2004

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

was mainly related to the Company’s decision to dispose certain machinery and equipment due to technology phase out and replacement.

(3)	Maturity of Long-term Liabilities

Aggregate maturities for the Company’s bonds payable and long-term loans as of December 31, 2004 are as follows:

Years ending December 31,	Amounts
	NT$	US$
2005	$4,013,376	$126,445
2006	1,908,058	60,115
2007	8,381,146	264,056
2008	6,352,000	200,126

	$20,654,580	$650,742

(4)	Cash and Cash Flow Statement

Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended December 31,
	2003	2004
	NT$	NT$	US$
Net cash provided by operating activities	$8,052,708	$8,766,648	$276,202
Net cash used in investing activities	(4,236,201)	(8,635,564)	(272,072)
Net cash provided by financing activities	2,408,188	1,659,251	52,276
Effect on foreign exchange	—	(85,734)	(2,701)

Net increase in cash and cash equivalents	6,224,695	1,704,601	53,705
Cash and cash equivalents at beginning of the year	2,793,055	9,017,750	284,113

Cash and cash equivalents at the end of the year	$9,017,750	$10,722,351	$337,818

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 2003 and 2004 and accumulated other comprehensive income balances as of December 31, 2003 and 2004 are summarized as follows:

	As of December 31,
	2003	2004
	NT$	NT$	US$
Net income	$2,838,716	$4,282,177	$134,914
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investment	(32,405)	(144,331)	(4,547)
Remuneration to directors and supervisors	—	(57,153)	(1,801)
Employees’ cash bonus	—	(73,674)	(2,321)
Adjustment for unrealized loss on long-term investment	302,780	—	—
Adjustment for investee companies’ capital reserve	617	(10,862)	(342)
Resale of treasury stock	409,949	145,127	4,572

Comprehensive income	$3,519,657	$4,141,284	$130,475

	As of December 31,
	2003	2004
	NT$	NT$	US$
Accumulated other comprehensive income balances	$3,278	($141,053)	($4,444)
Cumulative translation adjustment on equity investment	15,063	15,063	475
Adjustment for investee companies’ capital reserve	617	(10,245)	(323)
Remuneration to directors and supervisors	—	(57,153)	(1,801)
Employees’ cash bonus	—	(73,674)	(2,321)
Resale of treasury stock	61,643	206,770	6,514

Accumulated other comprehensive income	$80,601	($ 60,292)	($1,900)

(6)	Employers’ disclosure about pension benefit

Additional disclosures under FAS132(R) regarding pension benefits are as follows:

A.	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2005	$12,124	$382
2006	1,804	57
2007	3,091	97
2008	6,723	212
2009	13,251	417
Year 2010 to 2014	184,810	5,823

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Contributions

The Company expects to contribute NT$ 12,124 to its pension plan in 2005.

(7)	Indirect guarantees of indebtedness of others

In July 1997, the Company entered a joint venture agreement with Mosel Vitelic, the primarily shareholders of ChipMOS, to establish ChipMOS. Under the joint venture agreement, if ChipMOS requires guarantees of its indebtedness to obtain financing, SPIL and Mosel Vitelic are required to provide these guarantees in the ratios of 30% and 70%, respectively. As of December 31, 2004, SPIL had not provided any guarantees with respect to ChipMOS’s indebtedness.

(8)	Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement establishes standards for how an issuer classifies and measures certain financial instruments that are within its scope as a liability. Many of those instruments were previously classified as equity. SFAS No. 150 is to be implemented by reporting a cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the statement in accordance with the pronouncement. The statement had no material impact on our results of operations or financial position.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF No. 03-06, “Participating Securities and Two-Class Method under FASB Statement No. 128, “Earnings Per Share.” EITF 03-6 is intended to clarify what is a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

allocate undistributed earnings to such a security. ETIF 03-6 is effective for reporting periods beginning after March 31, 2004. As the Company currently does not issue securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company, the adoption of this pronouncement had no impact on our consolidated financial position, results of operations or cash flows.

In September 2004, the EITF delayed the effective date for the recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) as included in paragraphs 10-20 of the proposed statement. The proposed statement will clarify the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115,“Accounting for Certain Investments in Debt and Equity Securities,” and investment accounted for under the cost method. The Company has evaluated the effect of this proposed statement on its financial position and results of operations and does not expect the adoption of the accounting provision of EITF 03-01 will have a significant impact on the Company.

In September 2004, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a conclusion in EITF Issue No. 04-8 pertaining to including contingently convertible debt in fully diluted earnings per share. The Company’s zero-coupon convertible notes, which are convertible into its common stock, will be included in current and prior periods’ fully diluted earnings per share calculation. As the Company currently does not issue contingently convertible debt securities, the adoption of this pronouncement had no impact on our diluted earnings per share.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 required that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This standard does not effect the Company’s financial position, cash flows or results of

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

operations.

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Company plans to adopt FAS 123(R) beginning in fiscal 2006 and is currently evaluating the various transition methods allowed under FAS 123(R).

In December 31, 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29,” effective for non-monetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The Company is currently evaluating the effects on the Company’s financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

29.	SPECIAL DISCLOSURE ITEMS

A.	Significant Transaction Information

(1)	Loans to third parties attributed to financial activities:

For the year ended December 31, 2004 : None.

(2)	Endorsement and guarantee provided to third parties:

For the year ended December 31, 2004 : None.

(3)	The ending balance of securities are summarized as follows:

					December 31, 2004
					Number of			Market value
			The relationship of the issuers		shares		% of	per share
Investor	Type of securities	Name of securities	with the Company	General ledger accounts	(in thousands)	Book value	ownership	(in dollars)

Siliconware Precision Industries Co., Ltd.	Stock	Siliconware Investment Company Ltd.	Investee accounted for under the equity method	Long-term investment	177,000	$932,002	100.00%	$9.50	Note (1-5)
Siliconware Precision Industries Co., Ltd.	Stock	Sigurd Microelectronics Corp. Company Ltd.	Investee accounted for under the equity method	Long-term investment	35,121	617,264	24.75%	21.32
Siliconware Precision Industries Co., Ltd.	Stock	Double Win Enterprise Co., Ltd.	Investee accounted for under the equity method	Long-term investment	6,760	101,712	24.14%	13.47	Note (2)
Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	Investee accounted for under the equity method	Long-term investment	254,863	2,995,619	28.73%	11.59	Note (2)
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investment	57,800	1,654,394	100.00%	28.62	Note (1-5)
Siliconware Precision Industries Co., Ltd.	Preferred stock	Universal Communication Technology Inc.	Investee accounted for under the equity method	Long-term investment	7,600	76,000	9.87%	10.00	Note (3)
Siliconware Precision Industries Co., Ltd.	Common stock	Universal Communication Technology Inc.	Investee accounted for under the equity method	Long-term investment	25,375	161,894	32.95%	2.83	Note (1)
Siliconware Precision Industries Co., Ltd.	Stock	Phoenix Precision Technology Corporation	Same chairman of the board	Long-term investment	94,030	1,382,794	17.44%	18.23
Siliconware Precision Industries Co., Ltd.	Stock	ThaiLin Semiconductor Corp. Company Ltd.	—	Long-term investment	6,691	190,512	3.15%	22.28
Siliconware Precision Industries Co., Ltd.	Stock	King Yuan Electronics Co., Ltd.	—	Long-term investment	69,738	910,270	9.08%	21.95
Siliconware Precision Industries Co., Ltd.	Stock	Others	—	Long-term investment	130	3,891	—	—	Note (4)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

					December 31, 2004
					Number of			Market value
			The relationship of the issuers		shares		% of	per share
Investor	Type of securities	Name of securities	with the Company	General ledger accounts	(in thousands)	Book value	ownership	(in dollars)

Siliconware Precision Industries Co., Ltd.	Mutual fund	JPMorgan Fleming Taiwan Bond Fund	—	Short-term investment	15,997	$237,051	—	$14.86
Siliconware Precision Industries Co., Ltd.	Mutual fund	JPMorgan Fleming First Bond Fund	—	Short-term investment	2,980	40,558	—	13.70
Siliconware Precision Industries Co., Ltd.	Mutual fund	ABN AMRO Bond Fund	—	Short-term investment	26,811	391,836	—	14.67
Siliconware Precision Industries Co., Ltd.	Mutual fund	ABN AMRO Selected Bond Fund	—	Short-term investment	44,388	488,295	—	11.03
Siliconware Precision Industries Co., Ltd.	Mutual fund	The First Global Investment Trust Duo Li Bond Fund	—	Short-term investment	12,420	200,000	—	16.22
Siliconware Precision Industries Co., Ltd.	Mutual fund	The First Global Investment Trust Duo Li-2 Bond Fund	—	Short-term investment	6,370	90,230	—	14.25
Siliconware Precision Industries Co., Ltd.	Mutual fund	Fuhwa Bond Fund	—	Short-term investment	38,287	495,000	—	12.97

Note (1):	The market value is not available, therefore, the net equity per share based on the audited financial statements as of December 31, 2003 was used.

Note (2):	The market value is not available and recognition of investment income (loss) is delayed until the subsequent year, therefore, the net equity per share as of December 31, 2003 was used.

Note (3):	The market value is not available, therefore, the redemption price was used.

Note (4):	Combined amount for individual security less than $100,000.

Note (5):	The amount has been eliminated in the consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

     (4) Securities for which total buying or selling exceeding the lower of NT$100,000 or 20 percent of the capital stock:

     For the year ended December 31, 2004:

				The
			Name of	relationship	Beginning balance		Addition		Disposal				Ending balance
		General	the	of the issuers	Number of		Number of		Number of				Number of
		ledger	counter	with the	shares		shares		shares			Gain (loss)	shares
Investor	Name of the securities	accounts	party	Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	Sale price	Book value	from disposal	(in thousands)	Amount

Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics, Corp. stock	Long-term investment	—	—	29,174	$520,843	2,042	$77,602	2,000	$100,746	$35,412	$65,334	35,121	$617,264
Siliconware Precision Industries Co., Ltd.	United Microelectronics Corporation bond	Long-term investment	—	—	1,000	346,350	—	—	1,000	364,884	346,350	18,534	—	—
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited stock	Long-term investment	—	—	41,300	1,321,868	16,500	540,050	—	—	—	—	57,800	1,654,394
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation stock	Long-term investment	—	—	67,610	1,087,794	23,047	295,000	—	—	—	—	94,030	1,382,794
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation bond	Long-term investment	—	—	2,950	295,000	—	—	2,950	295,000	295,000	—	—	—
Siliconware Precision Industries Co., Ltd.	JPMorgan Fleming Taiwan Bond Fund	Short-term investment	—	—	—	—	86,851	1,285,000	70,854	1,050,000	1,047,949	2,051	15,997	237,051
Siliconware Precision Industries Co., Ltd.	JPMorgan Fleming First Bond Fund	Short-term investment	—	—	—	—	21,308	290,000	18,328	250,000	249,442	558	2,980	40,558
Siliconware Precision Industries Co., Ltd.	ABN AMRO Bond Fund	Short-term investment	—	—	—	—	110,942	1,620,000	84,131	1,230,000	1,228,164	1,836	26,811	391,836
Siliconware Precision Industries Co., Ltd.	ABN AMRO Selected Bond Fund	Short-term investment	—	—	—	—	53,506	588,000	9,117	100,000	99,705	295	44,388	488,295
Siliconware Precision Industries Co., Ltd.	The First Global Investment Trust Duo Li-2 Bond Fund	Short-term investment	—	—	—	—	20,492	290,000	14,122	200,000	199,770	230	6,370	90,230
Siliconware Precision Industries Co., Ltd.	The First Global Investment Trust Duo Li Bond Fund	Short-term investment	—	—	—	—	12,420	200,000	—	—	—	—	12,420	200,000
Siliconware Precision Industries Co., Ltd.	Fuhwa Bond Fund	Short-term investment	—	—	—	—	38,287	495,000	—	—	—	—	38,287	495,000

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2004:

						Related party as counter party
						Original
						owner which	The
						sold the	relationship of			The bases or
					Relationship	property to	the original	Date of the		reference used	Purpose and
	Date of	Transaction	Status of		with the	the counter	owner with	original		in deciding the	status of the
Name of the properties	transaction	amount	payment	Counter party	Company	party	the Company	transaction	Amount	price	acquisition	Other commitment

Construction in progress	December 2003	$354,430	$325,737	Chin-Biau Construction Corporation Ltd.	—	—	—	—	$—	As specified in contract	For operating use	Payment made according to construction progress
Construction in progress	January 2004	206,300	185,670	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
Construction in progress	August 2004	207,000	155,700	Sheng-Hui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2004: None.

(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2004:

Description of and
reasons for
difference in
transaction terms
							compared to non-		Notes or accounts receivable/payable
			Description of the transaction				related party			% of notes or
					% of net		transactions			accounts
		Relationship with the counter			purchase /		Unit	Credit		receivable /
Purchase / sales company	Name of the counter parties	parties	Purchase / sales	Amount	sales	Credit terms	price	terms	Amount	payable
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation	Same chairman of the board	Purchase	$2,875,934	18%	Three months	$—	—	Accounts payable $231,044	13%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock: As of December 31, 2004: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2004: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Related information on investee companies

(1)	Basic information on investee companies:

For the year ended December 31, 2004:

										Income (loss)
				Original investments as of		The Company / majority owned subsidiary owns			Net income	recognized by
				December 31,	December 31,	Shares	% of		(loss) of	the Company
Investor	Name of investee	Location	Main activities	2004	2003	(in thousands)	ownership	Book value	investee	Note(5)

Siliconware Precision Industries Co., Ltd	Siliconware Investment Company Ltd.	Taipei	Investment activities	$1,770,000	$1,770,000	$177,000	100.00%	$932,002	$7,309	$7,309	Note (2-8)
Siliconware Precision Industries Co., Ltd	Sigurd Microelectronics Company Ltd.	Chu-Tung, Hsin-Chu	Testing and assembly of integrated circuits	325,395	266,031	35,121	24.75%	617,264	393,494	89,614	Note (1)
Siliconware Precision Industries Co., Ltd	Double Win Enterprise Co., Ltd.	Ping-Chen city, Tao Yuan	SMT process and hand insert	152,100	169,000	6,760	24.14%	101,712	21,121	4,410	Note (1) Note (3)
Siliconware Precision Industries Co., Ltd	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin-Chu	Testing and assembly of integrated circuits	2,332,768	2,332,768	254,863	28.73%	2,995,619	860,557	247,238	Note (1) Note (3)
Siliconware Precision Industries Co., Ltd	Taiwan Hi-Tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame	—	186,728	—	—	—	493	95	Note (1) Note (3)
Siliconware Precision Industries Co., Ltd	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	1,976,769	1,436,719	57,800	100.00%	1,654,394	(108,446)	(108,446)	Note (2-8)
Siliconware Precision Industries Co., Ltd	Universal Communication Technology Inc.	Hsin-Chu	RF IC test	329,750	329,750	32,975	42.82%	237,894	(61,026)	(16,225)	Note (1)
Siliconware Investment Company Ltd.	Artest Corporation Company Ltd.	Sunnyvale, CA USA	Testing and development of integrated circuits	165,048	165,048	6,000	30.09%	—	—	—	Note (4)
Siliconware Investment Company Ltd.	Taiwan Hi-Tech Corporation	Science-based Industrial Park, Hsin-Chu	Plating of IC lead frame	—	46,392	—	—	—	493	—	Note (3) Note (4)
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. Company Ltd.	San Jose, CA USA	Sales solicitation, marketing, ordering and collection for sales in North America	68,464	68,464	1,250	100.00%	61,597	16,300	—	Note (6-8)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	998,954	458,904	30,050	100.00%	756,445	(135,981)	—	Note (6-8)
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Designing and manufacturing of transistor and electronic component	997,280	457,230	30,000	100.00%	755,987	(135,340)	—	Note (7-8)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note (1): The Company’s investee accounted for under the equity method.

Note (2): The Company’s majority owned subsidiary.

Note (3): Recognition of investment income (loss) is delayed until the subsequent year.

Note (4): An investee accounted for under the equity method of Siliconware Investment Company Ltd., a majority owned subsidiary of the Company.

Note (5): Amortization of premium or discount is not included.

Note (6): An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a majority owned subsidiary of the Company.

Note (7): An investee accounted for under the equity method of SPIL (Cayman) Holding Limited.

Note (8): The amount has been eliminated in the consolidated financial statements.

(2)	The ending balance of securities held by investee companies:

As of December 31, 2004:

					December 31, 2004
								Market
					Number of			value per
	Type of		The relationship of the		shares	Book value	% of	share
Investor	securities	Name of securities	issuers with the Company	General ledger accounts	(in thousands)	Note (2)	ownership	(in dollars)

Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company	Long-term investment	29,717	$794,184	1.41%	25.53	Note (3)
Siliconware Investment Company Ltd.	Stock	Others	—	Long-term investment	41,055	386,464	—	—	Note (1)
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investment	1,250	61,597	100.00%	40.56	Note (2 - 3)
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investment	30,050	756,445	100.00%	25.17	Note (2 - 3)
SPIL (B.V.I.) Holding Limited	Stock	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investment	30,000	755,987	100.00%	25.20	Note (2 - 3)

Note (1): Combined amount for individual security less than $100,000.

Note (2): The market value is not available, therefore, the net equity per share as of December 31, 2004 was used.

Note (3): The amount has been eliminated in the consolidated financial statements.

(3)	Securities for which total buying or selling amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2004:

				Beginning balance		Addition		Disposal				Ending balance
The
relationship
		Name of	of the								Gain
		the	issuers with	Number of		Number of		Number of			(loss)	Number of
		counter	the	shares	Amount	shares		shares			from	shares	Amount
Name of the securities	General ledger accounts	party	Company	(in thousands)	(Note 1)	(in thousands)	Amount	(in thousands)	Sale price	Book value	disposal	(in thousands)	(Note 2)

SPIL (Cayman) Holding Limited	Long-term investment	—	—	13,550	$389,030	16,500	$540,050	—	$—	$—	$—	30,050	$756,445
Siliconware Technology (Suzhou) Limited	Long-term investment	—	—	13,500	387,890	16,500	540,050	—	—	—	—	30,000	755,987

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note (1): Issue new shares which are funded by cash.

Note (2): The amount has been eliminated in the consolidated financial statements.

C.	Information of investment in Mainland China

(1) Information of investment in Mainland China:

												The	The ceiling of
												investment	investment in
										The		balance	Mainland China
								Investment		investment		approved by	according to
							Ownership	income (loss)		income (loss)	Accumulated	Investment	Investment
				Accumulated		Accumulated	held by the	recognized by	Ending	remitted back	remittance	Commissions,	Commissions,
				remittance as	Remitted or	remittance as	Company	the Company	balance of	as of	from Taiwan	Ministry of	Ministry of
Name of investee in			Investment	of December	(collected)	of December	(direct or	during	the	December 31,	to Mainland	Economic	Economic
Mainland China	Main activities of investee	Capital	method	31, 2003	this period	31, 2004	indirect)	the period	investment	2004	China	Affairs	Affairs

Siliconware Technology	Designing and manufacturing	$949,800	Note(1)	$427,410	$522,390	$949,800	100.00%	($135,340)	$755,987	$—	$949,800	$1,583,000	$8,198,609
(Suzhou) Limited	of transistor and electronic	Note(2)		Note(2)	Note(2)	Note(2)		Note(3)	Note(2)
component

Note 1: The Company set up a subsidiary in Cayman Island to invest in Mainland China.

Note 2: Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rate prevailing on the balance sheet date.

Note 3: The amount has been eliminated in the consolidated financial statements.

(2) Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas: None.

MOORE STEPHENS

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
ChipMOS TECHNOLOGIES INC.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and subsidiaries (collectively the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of shareholders’ equity and financial position as of December 31, 2003 and 2004, to the extent summarized in Note 22.

Moore Stephens
March 3, 2005
Taipei, Taiwan
Republic of China

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2003	2004
	NT$	NT$	US$
			(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 2)	1,155,662	2,818,156	88,873
Restricted cash and cash equivalents (Note 17)	282,378	146,746	4,628
Short — term investments — net (Notes 2 and 4)	437,446	2,815,127	88,777
Notes receivable	7,522	62,205	1,962
Accounts receivable — net of allowance for doubtful receivables and sales return allowances of NT$43,180 in 2003 and NT$262,399 in 2004 (Notes 2 and 5)	961,884	1,825,845	57,579
Receivables from related parties (Notes 2, 5, 7 and 16):
Notes and accounts — net of allowance for doubtful receivables and sales return allowances of NT$12,823 in 2003 and NT$13,353 in 2004	1,307,321	1,419,319	44,760
Others receivable — net of allowance for doubtful receivables of NT$39,606 in 2003 and NT$5,914 in 2004	679,853	31,575	996
Other receivable — net of allowance for doubtful receivables of NT$1,679 in 2003 and NT$10,385 in 2004 (Notes 2 and 5)	1,082,700	169,680	5,350
Other financial assets	339,700	—	—
Inventories — net (Notes 2 and 6)	310,483	607,213	19,149
Deferred income tax — net (Notes 2 and 15)	184,946	590,475	18,621
Prepaid expenses and other current assets (Note 16)	365,509	121,991	3,847

Total Current Assets	7,115,404	10,608,332	334,542

LONG — TERM INVESTMENTS (Notes 2 and 7)	1,288,350	663,040	20,909

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8, 11 and 12)
Cost
Land	—	530,862	16,741
Buildings and auxiliary equipment	2,749,442	4,251,564	134,076
Machinery and equipment	14,529,479	22,159,513	698,818
Furniture and fixtures	241,949	502,681	15,852
Transportation equipment	12,404	21,667	683
Tools	930,834	1,359,212	42,864
Leasehold improvements	1,238	50,574	1,595

Total cost	18,465,346	28,876,073	910,629
Accumulated depreciation	(10,282,138)	(14,451,706)	(455,746)
Construction in progress and advance payment	746,492	2,289,058	72,188

Net Property, Plant and Equipment	8,929,700	16,713,425	527,071

INTANGIBLE ASSETS — NET (Notes 2 and 9)	45,038	102,297	3,227

OTHER ASSETS
Employee dormitory building — net of accumulated depreciation of NT$41,484 in 2003 and NT$50,611 in 2004 (Note 2)	120,861	112,208	3,538
Refundable deposits	12,674	14,858	468
Idle assets	—	27,011	852

Total Other Assets	133,535	154,077	4,858

TOTAL ASSETS	17,512,027	28,241,171	890,607

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2003	2004
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 10)	1,314,045	800,593	25,247
Notes Payable	—	49,072	1,548
Accounts payable	312,045	526,003	16,588
Payables to related parties (Note 16):
Accounts payable	17,586	17,428	550
Others	19,757	61,031	1,925
Payables to contractors and equipment suppliers (Note 16)	166,910	312,561	9,857
Accrued expenses and other current liabilities	560,956	916,889	28,908
Current portion of long—term liabilities (Notes 11 and 12)	650,090	3,026,974	95,464

Total Current Liabilities	3,041,389	5,710,551	180,087

LONG—TERM LIABILITIES
Long—term bonds payable (Note 11)	1,200,000	333,195	10,507
Long—term loans (Note 12)	2,161,372	4,601,747	145,120

Total Long—Term Liabilities	3,361,372	4,934,942	155,627

OTHER LIABILITIES
Deferred income tax — net (Notes 2 and 15)	368,035	546,050	17,220
Accrued pension cost (Notes 2 and 13)	42,866	102,674	3,238
Deferred credits	91,785	626,196	19,748
Guarantee deposits	593	1,124	35

Total Other Liabilities	503,279	1,276,044	40,241

Total Liabilities	6,906,040	11,921,537	375,955

Minority Interests	—	3,204,177	101,046

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY (Notes 2 and 14)
Capital stock — NT$10 par value
Authorized — 970,000 thousand shares
Issued — 887,227 thousand shares in 2003 and 2004	8,872,272	8,872,272	279,794
Capital surplus	2,097,822	2,325,224	73,328
Retained earnings:
Appropriated as legal reserve	424,007	424,007	13,371
Unappropriated earnings (accumulated deficits)	(788,093)	1,534,667	48,397
Unrealized loss on long—term investments	—	(805)	(25)
Cumulative translation adjustments	(619)	(3,634)	(115)
Treasury stock	598	(36,274)	(1,144)

Total Shareholders’ Equity	10,605,987	13,115,457	413,606

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,512,027	28,241,171	890,607

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2003 and 2004
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (loss) Per Share)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUES (Notes 2 and 16)
Related parties	3,665,384	4,693,771	4,847,570	152,872
Third parties	2,860,481	3,774,894	10,020,307	315,998

Total Net Revenues	6,525,865	8,468,665	14,867,877	468,870

COST OF REVENUE (Note 16)
Related parties	3,004,306	3,405,646	3,236,183	102,055
Third parties	3,707,400	3,505,392	7,508,045	236,773

Total Cost of Revenue	6,711,706	6,911,038	10,744,228	338,828

GROSS PROFIT (LOSS)	(185,841)	1,557,627	4,123,649	130,042

OPERATING EXPENSES (Note 16)
Research and development	326,753	295,033	295,777	9,328
General and administrative	180,396	219,101	480,596	15,156
Marketing	66,898	127,990	323,300	10,195

Total Operating Expenses	574,047	642,124	1,099,673	34,679

INCOME (LOSS) FROM OPERATIONS	(759,888)	915,503	3,023,976	95,363

NON-OPERATING INCOME
Gain on sales of investments (Note 2)	50,370	91,017	—	—
Rental (Note 16)	35,473	24,960	28,467	898
Interest	36,864	50,844	31,463	992
Subsidy income	8,982	12,057	6,100	192
Investments income recognized by equity method — net (Notes 2 and 7)	—	22,364	—	—
Gain on disposal of property, plant and equipment (Note 2)	37,698	100,101	45,520	1,435
Other	9,964	36,042	163,096	5,143

Total Non-Operating Income	179,351	337,385	274,646	8,660

NON-OPERATING EXPENSES
Loss on sales of investments (Note 2)	—	—	6,561	207
Interest	241,096	237,357	257,144	8,109
Allowance for loss on short-term investments (Note 4)	168,604	24,902	52,274	1,648

(Forward)

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2003 and 2004
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (loss) Per Share)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
Investments loss recognized by equity method — net (Notes 2 and 7)	93,199	—	29,160	920
Impairment loss for long — term investments (Notes 2 and 7)	—	—	264,236	8,332
Financing cost	17,108	14,623	15,369	485
Loss on disposal of property, plant and equipment (Note 2)	640	16,283	21,447	676
Foreign exchange loss — net (Note 2)	60,846	93,940	141,496	4,462
Other	12,887	10,776	43,278	1,365

Total Non-Operating Expenses	594,380	397,881	830,965	26,204

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTERESTS	(1,174,917)	855,007	2,467,657	77,819
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 15)	(97,862)	5,550	132,599	4,182
INCOME FOR MINORITY INTERESTS	—	—	(305,151)	(9,623)
PRE-ACQUISITION EARNINGS	—	—	27,655	872

NET INCOME (LOSS)	(1,272,779)	860,557	2,322,760	73,250

EARNINGS (LOSS) PER SHARE
Based on weighted-average number of shares outstanding of 887,227 thousand shares in 2002, 2003 and 2004	(1.43)	0.97	2.62	0.08

Based on weighted-average number of shares outstanding — retroactively adjusted	(1.43)	0.97	2.62	0.08

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2003 and 2004

(In Thousands of New Taiwan Dollars, Except Number of Shares)

			CAPITAL SURPLUS (Notes 2 and 14)				RETAINED EARNINGS (Note 14)
												UNREALIZED
								Unappropriated		CUMULATIVE		LOSS ON
	CAPITAL STOCK ISSUED			Gain on				Earnings		TRANSLATION		LONG-TERM	TOTAL
	Shares		Additional Paid-in	Disposal of	Long-term			(Accumulated		ADJUSTMENT	TREASURY	INVESTMENT	SHAREHOLDERS'
	(Thousand)	Amount	Capital	Properties	investments	Total	Legal Reserve	Deficits)	Total	(Note 2)	STOCK	(Note 2)	EQUITY
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2002	887,227	8,872,272	2,084,757	6,132	—	2,090,889	424,007	(374,200)	49,807	(687)	—	—	11,012,281

Net loss in 2002	—	—	—	—	—	—	—	(1,272,779)	(1,272,779)	—	—	—	(1,272,779)

Adjustment of equity method for long-term investment	—	—	—	—	1,057	1,057	—	(7,210)	(7,210)	—	598	—	(5,555)

Reversal of gain on disposal of property, plant and equipment	—	—	—	(6,132)	—	(6,132)	—	6,132	6,132	—	—	—	—

Translation adjustments	—	—	—	—	—	—	—	—	—	(47)	—	—	(47)

BALANCE, DECEMBER 31, 2002	887,227	8,872,272	2,084,757	—	1,057	2,085,814	424,007	(1,648,057)	(1,224,050)	(734)	598	—	9,733,900

Net income in 2003	—	—	—	—	—	—	—	860,557	860,557	—	—	—	860,557

Adjustment of equity method for long-term investment	—	—	—	—	12,008	12,008	—	(593)	(593)	—	—	—	11,415

Translation adjustments	—	—	—	—	—	—	—	—	—	115	—	—	115

BALANCE, DECEMBER 31, 2003	887,227	8,872,272	2,084,757	—	13,065	2,097,822	424,007	(788,093)	(364,086)	(619)	598	—	10,605,987

Net income in 2004	—	—	—	—	—	—	—	2,322,760	2,322,760	—	—	—	2,322,760

Adjustment of equity method for long-term investment	—	—	—	—	227,402	227,402	—	—	—	—	—	—	227,402

Translation adjustments	—	—	—	—	—	—	—	—	—	(3,015)	—	—	(3,015)

Treasury stock	—	—	—	—	—	—	—	—	—	—	(36,872)	—	(36,872)

Unrealized loss on market value decline of long-term equity investments	—	—	—	—	—	—	—	—	—	—	—	(805)	(805)

BALANCE, DECEMBER 31, 2004	887,227	8,872,272	2,084,757	—	240,467	2,325,224	424,007	1,534,667	1,958,674	(3,634)	(36,274)	(805)	13,115,457

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2003 and 2004
(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(1,272,779)	860,557	2,322,760	73,250
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,688,374	2,614,137	3,353,537	105,756
Amortization	129,901	52,287	104,150	3,285
Investment loss(gain) — net	93,199	(22,364)	293,396	9,253
Allowance for loss on short-term investments	168,604	24,902	52,274	1,649
Loss on sales of investments	—	—	6,561	207
Gain on disposal of property, plant and equipment — net	(37,058)	(100,009)	(60,997)	(1,924)
Deferred income tax — net	78,682	(10,223)	(174,527)	(5,504)
Accrued pension cost	6,988	16,672	22,619	713
Deferred credits	—	91,785	534,412	16,853
Changes in operating assets and liabilities:
Notes receivable and accounts receivable	(215,841)	(579,354)	(420,188)	(13,251)
Other receivables	(133,663)	(1,145,191)	1,630,417	51,416
Inventories	6,876	(145,105)	(55,812)	(1,760)
Prepaid expenses and other current assets	(214,406)	206,779	286,919	9,048
Notes Payable and accounts payable	25,267	184,279	(12,914)	(407)
Other Payables	1,098	16,098	(611,407)	(19,281)
Income tax payable	(35,731)	—	—	—
Accrued expenses and other current liabilities	119,438	187,476	222,988	7,032
Minority Interest	—	—	139,575	4,402

Net Cash Provided by Operating Activities	1,408,949	1,550,473	7,633,763	240,737

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash and cash equivalents	157,013	396,234	146,632	4,624
Decrease (increase) in short-term investments	(73,600)	630,683	(1,976,291)	(62,324)
Proceeds from sales of:
Property, plant and equipment	218,757	424,644	382,177	12,053
Long-term investments	—	—	869,421	27,417
Acquisitions of:
Long-term investments	(1,271,038)	(33,024)	(140,788)	(4,440)
Property, plant and equipment	(1,963,825)	(2,161,675)	(7,568,722)	(238,686)
Intangible assets	(26,387)	(46,205)	(89,795)	(2,832)
Employee dormitory building	(310)	—	(475)	(15)
Decrease (increase) in refundable deposits	(43)	(338,835)	52,160	1,645
Decrease (increase) in other financial assets	—	(339,700)	339,700	10,713
Cash inflow from acquisition of subsidiary (Note 19)		—	94,337	2,975

Net Cash Used in Investing Activities	(2,959,433)	(1,128,178)	(7,891,644)	(248,870)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2003 and 2004
(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	—	(718,586)	(863,204)	(27,222)
Commercial papers	—	(159,427)	—	—
Long-term loans	—	(352,133)	—	—
Proceeds from:
Bank loans	965,869	—	—	—
Commercial papers	159,427	—	—	—
Long-term loans	1,214,184	—	2,784,163	87,801
Increase(Decrease) in guarantee deposits	132	132	(584)	(18)

Net Cash Provided by (Used in) Financing Activities	2,339,612	(1,230,014)	1,920,375	60,561

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	789,128	(807,719)	1,662,494	52,428

CASH AND EQUIVALENTS, BEGINNING OF THE YEAR	1,174,253	1,963,381	1,155,662	36,445

CASH AND EQUIVALENTS, END OF THE YEAR	1,963,381	1,155,662	2,818,156	88,873

SUPPLEMENTAL INFORMATION
Income tax paid	56,766	469	834	26

Interest paid (excluding the amounts of NT$30,549 capitalized in 2003 and NT$34,972 capitalized in 2004)	243,652	237,567	259,947	8,198

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	352,160	650,090	3,026,974	95,458

Credit balances of long-term investments presented as part of other receivables from related parties	(1,755)	2,336	5,429	171

Reclassification of property, plant, and equipment into long-term investments	—	—	648,248	20,443

Reclassification of property, plant, and equipment into other assets	—	—	36,846	1,162

Reclassification of long-term investment into short-term investment	—	218,099	—	—

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment:
Total acquisitions	1,763,818	2,169,835	7,633,275	240,721
Decrease (increase) in payables to contractors and equipment suppliers	200,007	(8,160)	(64,553)	(2,035)

	1,963,825	2,161,675	7,568,722	238,686

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) was incorporated on July 28, 1997 as a joint venture company of Mosel Vitelic Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations, which began on August 12, 1997, consist of research, development, manufacturing, testing, and assembly of integrated circuits, LCD and other Flat-Panel Display Driver Semiconductors. ChipMOS Taiwan also provides semiconductor testing and assembly services on a turnkey basis, in which ChipMOS Taiwan purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers.

On January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares to ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) in exchange for 58,342 thousand newly issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate 70.25% of the outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. As of December 31, 2004, ChipMOS Bermuda owned 70.34% of the outstanding common shares of ChipMOS Taiwan.

As of December 31, 2004, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA), 68.04% of CHANTEK ELECTRONIC CO., LTD. (CHANTEK), 30.08% of ThaiLin Semiconductor Corp. (ThaiLin), 56.10 % of ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) and 67.83% of FIRST SEMICONDUCTOR TECHNOLOGY, INC. (FST).

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. The two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

CHANTEK was incorporated in Taiwan in May 1989, and is listed on the GreTai Securities Market in Taiwan. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. The merger was approved by the shareholders of CHANTEK and PlusMOS in December 2003. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK. Under applicable accounting principles, we are required to consolidate CHANTEK subsequent to its merger with PlusMOS. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held 68.04% interest as of December 31, 2004.

ChipMOS Logic was incorporated in Taiwan on January 28, 2004, with ChipMOS Taiwan holding 62.5% interest and ThaiLin holding 37.5% interest. On March 29, 2004, ChipMOS Logic issued additional shares to institutional investors. As a result, ChipMOS Taiwan’s interest in ChipMOS Logic was diluted to 44.44% and ThaiLin’s interest was diluted to 26.67%. ChipMOS Logic is engaged in logic testing services. On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. As of December 31, 2004, ChipMOS Taiwan and ThaiLin owned approximately 56.10% and 24.62%, respectively, of ChipMOS Logic.

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. As of December 31, 2004, ChipMOS held a 30.08% equity interest in ThaiLin.

FST was incorporated in the United States of America in June 1998 and engaged in IC logic testing services. ChipMOS Taiwan acquired its 67.83% ownership interest in FST on November 1, 2004 and held 67.83% as of December 31, 2004.

Chantek International Investment Ltd. (Chantek International), a 99.99% owned subsidiary of CHANTEK, was incorporated in Taiwan on June 11, 1998. Chantek International is engaged in investment.

Hua Shen Investment Company (Hua Shen), a wholly-owned subsidiary of ChipMOS Logic, was incorporated in Taiwan on July 24, 1998. Hua Shen Investment is engaged in investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of ChipMOS Taiwan and major subsidiaries, including CHANTEK, ThaiLin, ChipMOS Logic and FST, in which ChipMOS Taiwan (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Financial Accounting Standards (“FAS No. 7”) and the regulations of the Taiwan Securities and Futures Commission (“SFC”). All significant intercompany accounts and transactions have been eliminated.

The consolidated total assets were NT$28,239,715 thousand as of December 31, 2004 after the Company consolidated all subsidiaries including aforementioned companies, together with ChipMOS Japan, ChipMOS USA, CHANTEK International and Hua Shen. The difference between consolidated assets for consolidation of all and major subsidiaries are too nominal, thus it was not included in the consolidated financial statement.

The consolidated financial statements were prepared in conformity with Guidelines for Securities Issuers’ Financial Reporting, Commercial Accounting Law, accounting principles generally accepted in Republic of China (ROC), other relevant laws and regulations. The Company significant accounting policies are summarized as follows:

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

Long-term investments

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

Other stock investments (listed stocks or stocks traded over the counter) are accounted for using the cost method. These investments are stated at cost fewer declines in market value, which is considered temporary, and a credit is made to an allowance for decline in value with a corresponding debit to shareholders’ equity. The allowance is then reduced for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in value is considered irrecoverable, the decline in values is recorded as a charge to income.

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

The initial estimate of the service lives of the property, plant and equipment is as follows: Machinery and equipment, 1 to 9 years; buildings and auxiliary equipment, 1 to 55 years; furniture and fixtures, 1 to 9 years; tooling, 1 to 5 years; transportation equipment, 5 to 6 years; and leasehold improvements, 1 to 10 years. The foregoing service lives plus one year to represent the estimated salvage value are used to depreciate the property, plant and equipment using the straight-line method. The carrying value of property, plant and equipment, which were fully depreciated using the foregoing service lives, but are still being used by the Company are depreciated over their remaining estimated service lives.

Upon sale or disposal of items of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognized as an asset and amortized on a straight-line basis over its useful economic life.

Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

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

Income tax

The Company adopts inter-period income tax allocation method. Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits, and operating loss carry forwards and those of taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred tax assets that are not certain to be realized. A deferred tax asset or liability is classified as current or non-current based on the classification of the related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected reversal dates of the temporary difference.

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

Certain accounts in 2002 and 2003 have been reclassified to conform to 2004 classifications.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the mid-price of the USD as quoted by Bank of Taiwan as of December 31, 2004, which was NT$31.71 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	SHORT-TERM INVESTMENTS

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Stocks	478,810	494,593	15,597
Open-ended funds	118,172	2,570,442	81,061
Corporate bonds	33,970	—	—
Allowance for loss on short-term investments	(193,506)	(249,908)	(7,881)

	437,446	2,815,127	88,777

Market value	437,446	2,817,587	88,855

The market value of open-ended funds is based on the market price at year-end.
During 2004, ChipMOS Taiwan sold its investment in common stock of ProMOS Technologies Inc. (ProMOS) at a gain of NT$10,316 thousand and later acquired 7,559 thousand shares of ProMOS at NT$104,173 thousand.

As of December 31, 2004, ChipMOS Taiwan held 7,780 thousand (2003: 13,396 thousand) shares of common stock of MVI 7,559 thousand shares of common stock of ProMOS and ChipMOS Logic held 1,357 thousand shares of common stock of SPIL.

The investment in corporate bonds is Kolin Euro Convertible bonds with a par value of USD 1,000 thousand (NT$ 33,750 thousand) in 2003.

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Balance, beginning of year	30,000	44,856	97,288	3,068
Additions	25,821	52,432	194,763	6,143
Write offs	(10,965)	—	—	—

Balance, end of year	44,856	97,288	292,051	9,211

6.	INVENTORIES — NET

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Finished goods	5,829	25,876	816
Work in process	141,300	155,501	4,904
Raw materials	204,900	536,910	16,932

	352,029	718,287	22,652
Less — allowance for losses	(41,546)	(111,074)	(3,503)

	310,483	607,213	19,149

The changes in the inventory valuation allowance are summarized as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Balance, beginning of year	100,933	86,608	41,546	1,310
Additions	—	—	150,231	4,738
Write offs	(14,325)	(45,062)	(67,002)	(2,113)
	—	—	(13,701)	(432)

Balance, end of year	86,608	41,546	111,074	3,503

7.	LONG-TERM INVESTMENTS

	December 31
	2003		2004
	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership
	NT$		NT$	US$
	(In Thousands)
Equity method:
ChipMOS Japan	(530)	100	179	6	100
ChipMOS USA	(6,883)	100	(1,984)	(63)	100
PlusMOS Inc. (PlusMOS)	83,358	25	—	—	—
CHANTEK	80,696	34	—	—	—
ThaiLin	707,174	36	—	—	—
Advanced Micro Chip Technology Co., Ltd. (AMCT)	28,272	31	—	—	—
Ultima Technology Corp. (Ultima Technology)	—	—	374,625	11,814	30
Chantek International	—	—	19,588	618	100
Hua Shen	—	—	922	29	100
Cost method:
G-Link Technology Corp., Taiwan	—	—	9,709	306	2
DigiMedia Technology Co., Ltd.	—	—	81,480	2,569	19
Best Home Corp. Ltd. (Best Home)	89,850	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	299,000	17	165,950	5,233	17
CDIB High Tech Investment Inc. (CDIB)	—	—	9,000	284	2
Vigour Technology Corp. (Vigour)	—	—	—	—	4
Integrated Silicon Solution Inc.	—	—	1,587	50	—

	1,280,937		661,056	20,846
Credit balances of long-term investments (presented as part of other receivables from related parties) (Note 16)	7,413		1,984	63

	1,288,350		663,040	20,909

The equity in net income or loss of investee companies which is based on audited financial statements for the years ended December 31, 2002, 2003 and 2004 were as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
ChipMOS Japan	791	445	704	22
ChipMOS USA	1,011	1,776	4,584	145
PlusMOS	(1,712)	32,386	—	—
ThaiLin	(2,368)	29,127	—	—
CHANTEK	(90,921)	(36,618)	—	—
AMCT	—	(4,752)	(24,953)	(787)
Hua Shen	—	—	(84)	(2)
Chantek International	—	—	(9,411)	(298)

	(93,199)	22,364	(29,160)	(920)

Certain changes on the shareholders’ equity of investee companies result in the adjustments on ChipMOS Taiwan’s equity according to its ownership to the respective accounts, which in 2003 decreased unappropriated earnings by NT$593 thousand and in 2003 and 2004 increased capital surplus by NT$12,008 thousand and NT$227,402 thousand respectively.

CHANTEK sold 3,846 thousand shares of AMCT during the year. The gain from disposal of each investment was NT$8,803 thousand.

In October 2004 AMCT was liquidated.

The difference between the costs of the investment and ChipMOS Taiwan’s proportionate share in the net assets of the investees at the date of acquisition is amortized using the straight-line method over five years.

In 2003, ChipMOS Taiwan reclassified its investment in Ultima Electronics Corp. (Ultima) from long-term investments to short-term investments, which were revalued at lower of cost or market value at transferal.

In 2004, Sun Fund and CDIB reduced their issued capital by 17% and 50% respectively. A loss of NT$49,833 thousand was recognized in respect of the reduction in capital in Sun Fund. The investments of NT$9,000 thousand were returned to ThaiLin in respect of the reduction in capital in CDIB.

Impairment losses of NT$89,850 thousand, NT$83,217 thousand and NT$41,336 thousand have been recognized in 2004 in respect of investments in Best Home, Sun Fund and Vigour.

On May 5, 2004, ChipMOS Taiwan acquired a 30% interest in Ultima Technology for US$11,250 thousand (NT$374,625 thousand). In accordance with ROC SFAS 5, ChipMOS Taiwan deferred its recognition of the proportionate share of income (loss) of Ultima Technology to the subsequent year.

The summarized financial information for equity investees is as follows:

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
ChipMOS USA:
Current assets	2,214	3,021	95

Non-current assets	7,491	9,333	294

Current liabilities	16,207	14,323	203

Non-current liabilities	381	16	1

ChipMOS Japan:
Current assets	5,689	5,324	168

Non-current assets	654	1,280	40

Current liabilities	6,882	6,425	203

Non-current liabilities	—	—	—

     (Forward)

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
PlusMOS:
Current assets	496,625	—	—

Non-current assets	125,405	—	—

Current liabilities	282,689	—	—

Non-current liabilities	5,911	—	—

CHANTEK:
Current assets	486,134	—	—

Non-current assets	1,202,037	—	—

Current liabilities	865,308	—	—

Non-current liabilities	287,963	—	—

ThaiLin:
Current assets	757,823	—	—

Non-current assets	1,938,859	—	—

Current liabilities	586,527	—	—

Non-current liabilities	90,995	—	—

AMCT:
Current assets	42,165	—	—

Non-current assets	91,007	—	—

Current liabilities	49,928	—	—

Non-current liabilities	2,016	—	—

Hua Shen:
Current assets	—	3,900	123

Non-current assets	—	—	—

Current liabilities	—	—	—

Non-current liabilities	—	—	—

Chantek International:
Current assets	—	26,359	831

Non-current assets	—	—	—

Current liabilities	—	103	3

Non-current liabilities	—	—	—

	Year Ended December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
ChipMOS USA:
Net revenue	22,864	36,765	1,159

Cost of revenue	—	—	—

Gross profit	22,864	36,765	1,159

Net income	1,776	4,584	145

ChipMOS Japan:
Net revenue	11,851	15,212	480

Cost of revenue	—	—	—

Gross profit	11,851	15,212	480

Net income	445	704	22

     (Forward)

	Year Ended December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
PlusMOS:
Net revenue	2,089,052	—	—

Cost of revenues	1,799,229	—	—

Gross profit	289,823	—	—

Net income	129,546	—	—

CHANTEK:
Net revenue	882,468	—	—

Cost of revenues	956,362	—	—

Gross loss	(73,894)	—	—

Net loss	(132,963)	—	—

ThaiLin:
Net revenue	923,173	—	—

Cost of revenue	776,358	—	—

Gross profit	146,815	—	—

Net income	54,187	—	—

AMCT:
Net revenue	104,409	—	—

Cost of revenues	115,835	—	—

Gross loss	(11,426)	—	—

Net loss	(16,466)	—	—

Hua Shen:
Net revenue	—	1	—

Cost of revenues	—	24,522	773

Gross loss	—	(24,521)	(773)

Net loss	—	(25,442)	(802)

Chantek International:
Net revenue	—	17,301	546

Cost of revenues	—	26,501	836

Gross loss	—	(9,200)	(290)

Net loss	—	(11,189)	(353)

8.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Buildings and auxiliary equipment	963,720	1,315,342	41,480
Machinery and equipment	8,361,731	11,840,591	373,402
Furniture and fixtures	188,884	305,968	9,649
Transportation equipment	7,837	13,944	440
Tools	758,728	969,819	30,584
Leasehold improvements	1,238	6,042	191

	10,282,138	14,451,706	455,746

As of December 31, 2004, certain of the above buildings and machinery were mortgaged as collateral for the bonds and the long-term loans (Notes 11 and 12).

9.	INTANGIBLE ASSETS - NET

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Cost
Technology knowhow	750,000	750,000	23,652
Technology license fee	41,890	67,081	2,115
Software	109,089	173,899	5,484
Bond issuance costs	57,205	28,526	900
Goodwill	—	2,099	67

	958,184	1,021,605	32,218

Accumulated amortization
Technology knowhow	(750,000)	(750,000)	(23,652)
Technology license fee	(19,953)	(51,480)	(1,623)
Software	(94,308)	(102,459)	(3,231)
Bond issuance costs	(48,885)	(15,369)	(485)

	(913,146)	(919,308)	(28,991)

Carrying value	45,038	102,297	3,227

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and packaging integrated circuits at an agreed valuation of NT$750,000 thousand.

10.	BANK LOANS

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Unsecured loan:
Working capital loans
NT$50,000 thousand, repayable by January 2005, annual interest at 1.65 - 1.9%	—	50,000	1,576
NT$52,000 thousand, repayable by April 2005, annual interest at 4.595%	—	52,000	1,640
NT$60,000 thousand, repayable by March 2005, annual interest at 4.5%	—	60,000	1,892
NT$65,000 thousand, repayable by October 2005, annual interest at 1.5%	—	65,000	2,050
NT$755,000 thousand, repayable by March 2004, annual interest at 1.65%~3.00%	755,000	—	—

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Loan for imports of machinery
EUR$72 thousand and JPY$1,749,463 repayable by September 2004, annual interest at 0.57%~2.87%	559,045	—	—
JPY$1,826,874 thousand, repayable by June 2005, annual interest at 0.5986% - 1.1628%	—	565,052	17,819
EUR$82 thousand repayable by April 2005, annual interest at 2.71% - 2.8052%	—	3,541	112
Secured loans:
Working capital loans:
NT$5,000 thousand, repayable by October 2005, annual interest at 1.5%, collateralized by land and buildings (Note 12)	—	5,000	158

	1,314,045	800,593	25,247

Unused credit lines as of December 31, 2004 aggregated approximately NT$2,169,593 thousand, which will expire from January 2005 to October 2005.

11.	LONG-TERM BONDS PAYABLE

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Long-Term Bonds Payable	1,200,000	1,200,000	37,843

Convertible bonds	—	333,195	10,507

Less: current portion	—	1,200,000	(37,843)

	1,200,000	333,195	10,507

On August 3, 2004, ThaiLin issued a NT$1,000,000 thousand secured convertible bonds due on August 3, 2009 with zero interest rates. Those bonds have been convertible since September 3, 2004 at conversion price NT$17.1 for each share. As of December 31, 2004, NT$574,900 thousand of the bonds had been converted. The compensation interest rates applicable are as follows:

Redemption within one month to three years: 1.50% per annum;

Redemption after three years until 40 days before the due date: Nil

ChipMOS Taiwan on January 26, 2000 issued secured bonds with face value of NT$1,200,000 thousand. Those bonds are due on January 26, 2005 and bear annual interest at 5.95% that are payable annually.

Under the guaranteed facility agreement for the long-term bonds, ChipMOS Taiwan is required to maintain certain financial ratios.

On June 8, 2004, a supplemental agreement was signed between ChipMOS Taiwan and Taishin International Commercial Bank to remove the restrictive covenant pursuant to which ChipMOS Taiwan was required to ensure that MVI and SPIL maintain a percentage of direct or indirect ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively and pursuant to which ChipMOS Taiwan was required to notify the banks in writing and get approval in advance in cases where additional shares were issued in connection with an initial public offering of its shares, if either MVI’s or SPIL’s ownership would have dropped below the respective percentage level as a result of the initial public offering.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2004.

As of December 31, 2004, certain buildings with an aggregate net book value of NT$438,761 thousand was mortgaged as collateral for the long-term bonds.

12.	LONG-TERM LOANS

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Bank loans, collateralized by equipment and building, repayable semi-annually from November 2000 to December 2004, interest at floating rate (5.375% as of December 31)	276,500	—	—
Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate (3.4% as of December 31, 2004)	—	270,000	8,515
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate (3.3% as of December 31, 2004)	—	200,000	6,307

(Forward)

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.275% and 4.375% as of December 31, 2003 and 2004, respectively)	2,000,000	1,714,280	54,061
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.40% and 4.50% as of December 31, 2003 and 2004, respectively)	500,000	428,570	13,515
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.7% as of December 31, 2004)	—	1,845,000	58,184
Research and development subsidy loan, collateralized by time deposits in amounts of NT42,450 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	34,962	18,522	584
Research and development subsidy loan, repayable quarterly from January 2006 to April 2010, interest at fixed rate (1% as of December 31, 2004)	—	29,120	918
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.65% as of December 31, 2004)	—	180,000	5,676
Bank loans collateralized by equipment, repayable quarterly form August 2005 to August 2009, interest at floating rate. (4% and 3.7% as of December 31, 2003 and 2004, respectively)	—	35,695	1,126
General loans collateralized repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7%as of December 31, 2004)	—	58,715	1,852
Bank loans collateralized by equipment, repayable quarterly form August 2005 to August 2009, interest at floating rate. (3.7% as of December 31, 2004)	—	285,000	8,988
General loans due and deferred for 5 years, repayable in July 2009, interest at floating rate (3.7% as of December 31, 2004)	—	43,500	1,372
Bank loans collateralized by equipment, repayable quarterly from April 2001 to January 2006, interest at floating rate (5.655% and 5.755% as of December 31, 2003 and 2004, respectively)	—	17,500	551

(Forward)

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.8% as of December 31, 2004)	—	350,000	11,037
Syndicated bank loans collateralized by equipment, repayable quarterly April 2005 to January 2011, interest at floating rate (3.088% as of December 31, 2004)	—	620,000	19,552

Syndicated bank loans collateralized by equipment, repayable quarterly December 2003 to September 2008, interest at floating rate (3.088% as of December 31, 2004)	—	320,417	10,106

General loans, repayable from April 1, 2003 to March 31, 2007. Payable in 42 monthly installments, commencing on October 1, 2003. Effective interest rate was 9.658%	—	12,402	391

	2,811,462	6,428,721	202,735
Less: current portion	(650,090)	(1,826,974)	(57,615)

	2,161,372	4,601,747	145,120

According to the agreement signed by ChipMOS Taiwan with Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, ChipMOS Taiwan is obligated to pay the IDB a certain percentage (2%) of sales of the product developed for 3 years after completing the project.

Under the syndicated bank loan facility agreement, ChipMOS Taiwan is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratios.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2004.

As of December 31, 2004, certain fixed assets and idle assets with an aggregate net book value of NT$7,950,502 thousand and NT$14,406 thousand and time deposits in an aggregate amount of NT$54,120 thousand were mortgaged as collateral for the long-term and short- term loans.

Future minimum principal payments under the Company long-term loans as of December 31, 2004 are as follows:

	Amount
	NT$	US$
	(In Thousands)
2005	1,826,974	57,615
2006	2,012,415	63,463
2007	1,746,467	55,076
2008	516,087	16,275
2009 and thereafter	326,778	10,306

	6,428,721	202,735

13.	PENSION PLAN

ChipMOS Taiwan, ThaiLin, ChipMOS Logic and CHANTEK have established defined benefit pension plans for all of their regular employees, which provide benefits based on the length of service and the average monthly salary for the six months period immediately before retirement.

ChipMOS Taiwan, ThaiLin, ChipMOS Logic and CHANTEK make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in its name in the Central Trust of China in the Republic of China.

Certain pension information is as follows:

a. Net pension cost

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Service cost	21,323	32,102	56,065	1,768
Interest cost	3,529	4,275	8,038	253
Projected return on plan assets	(2,802)	(2,581)	(5,304)	(167)
Amortization	27	689	(143)	(5)
Unrecognized net (gain)/loss	—	—	655	21

	22,077	34,485	59,311	1,870

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	—	—	(374)	(12)
Nonvested accumulated benefit obligation	(55,647)	(81,658)	(169,835)	(5,356)
Additional benefits based on future salaries	(66,501)	(86,321)	(143,915)	(4,538)

Projected benefit obligation	(122,148)	(167,979)	(314,124)	(9,906)
Plan assets at fair value	66,005	84,821	174,349	5,498

Projected benefit obligation in excess of plan assets	(56,143)	(83,158)	(139,775)	(4,408)
Unrecognized net transition obligation	511	484	3,043	96
Unrecognized net loss	29,438	39,808	34,058	1,074

Accrued pension cost	(26,194)	(42,866)	(102,674)	(3,238)

c. Actuarial assumptions

	Year Ended December 31
	2002	2003	2004
Discount rate	3.5%	3.25%	3.25%
Future salary increase rate	3.5%	3.25%	3.25%
Expected rate of return on plan assets	3.5%	3.25%	3.25%

d. Changes in pension fund

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Contributions	15,332	17,813	55,177	1,740

Payment of benefits	—	—	—	—

14.	SHAREHOLDERS’ EQUITY

Under ROC Company Law, the capital surplus can only be used to offset deficits, except that capital surplus generated from (1) donations (donated capital) or (2) the excess of the issue price over the par value of capital stock (including stocks issued for new capital and mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends when no deficit remains and shareholders approve such distribution.

ChipMOS Taiwan’s Articles of Incorporation provides that the following may be appropriated, from the accumulated net income after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholder approval: (a) 10% as bonus to employees,

(b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

The aforementioned appropriation for legal reserve shall be made until the reserve equals aggregate par value of ChipMOS Taiwan’s outstanding capital stock. The reserve can only be used to offset a deficit; or, when its balance has reaches 50% of the aggregate par value of the outstanding capital stock of ChipMOS Taiwan, up to 50% thereof can be distributed as stock dividend.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident individual shareholders are allowed a tax credit for the income paid by ChipMOS Taiwan on earnings generated from the effective date. An Imputation Credit Account (ICA) is maintained by ChipMOS Taiwan for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each resident shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

15.	INCOME TAX EXPENSE (BENEFIT)

a. A reconciliation of income tax expense — current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax expense on “income before income tax” at statutory rate	(293,729)	213,742	674,082	21,258
Tax effects of adjustments:
Permanent difference	58,879	(17,042)	(19,795)	(624)
Temporary difference	(72,383)	(9,000)	(251,779)	(7,941)

Income tax expense (benefit) — current before tax credits	(307,233)	187,700	402,508	12,693

b. Income tax expense (benefit) consists of:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Income tax expense (benefit) - current before tax credits	—	187,700	402,508	12,693
Separate and foreign income tax	4,217	1,309	86	3
Income tax credits	—	(187,700)	(355,923)	(11,224)

Income tax for the current year	4,217	1,309	46,671	1,472
Net change of deferred income tax assets (liabilities) for the year
Tax credits	119,312	48,014	(70,003)	(2,208)
Temporary difference	77,295	8,127	(128,593)	(4,055)
Valuation allowance	181,633	(66,405)	(560,053)	(17,662)
Loss carry forward	(299,558)	41	584,122	18,421
Adjustment of prior year’s taxes	14,963	3,364	(4,743)	(150)

Income tax expense (benefit)	97,862	(5,550)	(132,599)	(4,182)

ChipMOS Taiwan under Science Park Regulations is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of equipment funded by capital increases. Such tax exemption will expire on December 31, 2005.

c. Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Net current deferred income tax assets:
Unrealized foreign exchange loss	8,613	16,599	523
Unrealized loss provision on sales allowance	6,385	9,455	298
Loss of market price decline and obsolete and slow-moving inventories	10,387	27,768	876
Tax credits	143,905	241,141	7,605
Loss carry forward	—	504,365	15,906
Others	15,656	74,065	2,335

	184,946	873,393	27,543
Less: valuation allowance	—	(282,918)	(8,922)

	184,946	590,475	18,621

Net non-current deferred income tax assets (liabilities):
Tax credits for investment in machinery and equipment and R&D expenditures	647,607	763,336	24,073
Loss carry forwards	811,485	756,419	23,854
Depreciation differences	(590,007)	(555,627)	(17,522)
Other	3,108	140,985	4,446

	872,193	1,105,113	34,851
Less: Valuation allowance	(1,240,228)	(1,651,163)	(52,071)

	(368,035)	(546,050)	(17,220)

The rate at which deferred income tax components are measured was 25% as of December 31, 2003 and 2004.

d. Integrated income tax information

ChipMOS Taiwan, the balances of the ICA were NT$94,153 thousand and NT$94,239 thousand as of December 31, 2003 and 2004, respectively.

ChipMOS Taiwan, the imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends. Tax creditable ratio was 6.14% for 2004.

e. The balance and year of expiry of unused investment tax credits and loss carry forwards as of December 31, 2004 are as follows:

	Machinery &	R&D	Loss Carry
Year of Expiry	Equipment	Expenditure	Forwards
	NT$	NT$	NT$
	(In Thousands)
2005	30,912	87,959	160,086
2006	173,613	72,947	526,362
2007	337,568	60,073	412,593
2008	239,809	1,596	79,013
2009	—	—	82,730

	781,902	222,575	1,260,784

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire from 2005 to 2008. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credit can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Loss carry forwards can be used to deduct current income tax obligation up to the extent of taxable income and will be expired after 5 years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2003 and 2004.

The tax authorities through 2000 have assessed the income tax returns of ChipMOS Taiwan, ThaiLin and CHANTEK, 2001 and 2002, respectively.

According to ROC tax law, unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings (accumulated deficit) of ChipMOS Taiwan as of December 31, 2003 and 2004 were generated during and after 1998.

16.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

Name	Relationship
ChipMOS Bermuda	A major shareholder
SPIL	A major shareholder
MVI	An indirect major shareholder
ChipMOS Japan	A 100% owned subsidiary
ChipMOS USA	A 100% owned subsidiary
PlusMOS	A 25% owned investee. It merged with CHANTEK in April 2004.
ThaiLin	A 30% owned investee. It became a subsidiary of ChipMOS Taiwan in 2004.
CHANTEK	A 68% owned investee. It became a subsidiary of ChipMOS Taiwan in April 2004.
Ultima	A 4% owned investee; the chairman of ChipMOS Taiwan was a member of board of directors of Ultima (resigned in June 2003).
ProMOS Technology Inc. (ProMOS)	An investee of MVI
DenMOS Technology Inc. (DenMOS)	An investee of MVI
Best Home	A 19% owned investee; ChipMOS Taiwan is a major shareholder.
Sun Fund	A 17% owned investee; ChipMOS Taiwan is a major shareholder.
ChipMOS Far East Ltd. (Far East)	A subsidiary of ChipMOS Bermuda
AMCT	A 100% owned investee. It was liquidated in October 2004.
Chantek International	The chairman of ChipMOS Taiwan is a member of board of directors of Chantek International.
Mou–Fu Investment Ltd. (Mou-Fu)	An investee of MVI

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
During the year

Sales
MVI	2,285,348	1,680,986	14,274	450
Ultima	1,218,265	745,562	—	—
PlusMOS	9,010	19,642	16,751	528
ProMOS	—	1,748,326	4,231,658	133,449
ThaiLin	—	1,722	—	—
CHANTEK	—	469	—	—
Far East	—	234	17,845	563
SPIL	—	345	—	—
AMCT	—	5	—	—
DenMOS	152,761	496,480	567,042	17,882

	3,665,384	4,693,771	4,847,570	152,872

Rental revenue
MVI	8,800	4,800	4,800	151
DenMOS	693	922	455	15
ThaiLin	2,212	8,118	—	—
ProMOS	—	—	14,057	443

	11,705	13,840	19,312	609

Other revenue
ThaiLin	—	10,571	—	—
DenMOS	—	2,647	—	—
CHANTEK	—	900	—	—
PlusMOS	—	27	41	1
Far East	—	16	4,455	140
ChipMOS USA	—	1,343	526	17
Ultima	305	—	—	—
ProMOS	—	—	507	16
AMCT	—	—	126	4

	305	15,504	5,655	178

Purchases
AMCT	—	4,758	10,732	338
Far East	—	4,654	89,599	2,826
PlusMOS	—	522	—	—
MVI	—	12	637,089	20,091
ChipMOS USA	—	—	149	5

	—	9,946	737,569	23,260

Subcontract expenses
SPIL	—	101,847	—	—
Far East	—	11,804	214,127	6,753
ThaiLin	—	33,515	—	—

(Forward)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
CHANTEK	2,719	230	—	—

	2,719	147,396	214,127	6,753

Operating expenses:
Administrative expenses
MVI	4,550	4,387	1,950	61
Mou-Fu	—	—	2,275	72

	4,550	4,387	4,225	133

Service fee
ChipMOS USA	20,046	22,864	32,175	1,015
ChipMOS Japan	9,498	11,851	15,045	474

	29,544	34,715	47,220	1,489

Rental expense
MVI	2,811	2,586	2,218	70
CHANTEK	—	7,699	—	—
ThaiLin	—	8,125	—	—

	2,811	18,410	2,218	70

Fee for stock registry service
Sun Fund	540	540	—	—
Mou-Fu	—	—	1,977	62

	540	540	1,977	62

Other expense
PlusMOS	—	—	88	3
MVI	—	—	148	5
ProMOS	—	—	1,027	32

	—	—	1,263	40

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
At the end of year
Notes and accounts receivable
MVI	13,952	1,098	35
Ultima	216,242	—	—
PlusMOS	5,506	—	—
DenMOS	123,932	120,043	3,786
CHANTEK	431	—	—
ProMOS	959,561	1,303,250	41,099
ThaiLin	107	—	—

(Forward)

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
SPIL	315	—	—
Far East	98	8,281	261

	1,320,144	1,432,672	45,181

Other receivable
ChipMOS Bermuda	640,950	3,733	118
ChipMOS USA	16,787	15,378	485
MVI	424	420	13
ChipMOS Japan	6,444	5,937	187
Ultima	104	—	—
ThaiLin	690	—	—
CHANTEK	19,693	—	—
DenMOS	375	885	28
Far East	1,855	7,776	245

ProMOS	11,271	5,344	169
AMCT	28,279	—	—

	726,872	39,473	1,245
Credit balances of long-term investments (Note 7)	(7,413)	(1,984)	(63)

	719,459	37,489	1,182

Prepayments
ChipMOS USA	—	621	20

Other payable
ChipMOS USA	1,200	1,507	48
MVI	730	356	11
ChipMOS Japan	927	915	29
PlusMOS	142	—	—
CHANTEK	102	—	—
Sun Fund	45	—	—
Far East	11,566	32,641	1,029
ThaiLin	5,045	—	—
ChipMOS Bermuda	—	23,783	750
Mou-Fu	—	1,829	58

	19,757	61,031	1,925

Accounts payable
CHANTEK	242	—	—
ThaiLin	12,710	—	—
SPIL	4,634	—	—
Far East	—	17,428	550

	17,586	17,428	550

Payables to contractors and equipment suppliers
CHANTEK	714	—	—

The payment terms for purchases from related parties are the same as those from other suppliers.

The collection term for MVI and Ultima is 90 days after month end, ProMOS is 75 days after month end while other related parties have the normal collection terms. The selling price is on the same basis as those to other customers.

As of October 11, 2002, ChipMOS Taiwan signed an agreement entrusting Best Home with the construction for a central kitchen. ChipMOS Taiwan has paid NT$216,000 thousand in advance to Best Home for the purpose of acquiring a place and equipment. However, ChipMOS Taiwan entered into a contract to transfer the claim to Prudent Holdings Group Ltd. on December 17, 2003 and collected on November 19, 2004.

As of December 31, 2003, ChipMOS Taiwan provided commercial paper acquired under repurchase agreements as collateral for a loan amounting NT$600,000 thousand (excluding the interest) obtained by Ultima.

On April 7, 2004, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with ChipMOS Bermuda. Under the agreement, ChipMOS Taiwan agreed to pay a license fee of US$20,000 thousand in installments of US$250 thousand in every three months over 20 years, starting from March 30, 2005.

As of April 7, 2004, ChipMOS Taiwan entered into a technology transfer agreement with ChipMOS Bermuda for a period of 20 years, starting from effective day. The total price was US$19,700 thousand, recorded as deferred credits. As of December 31, 2004, the unamortized amount was NT$626,195 thousand.

In 2004, ChipMOS Taiwan acquired 255 thousand shares of ChipMOS Logic from CHANTEK International at the cost of NT$2,527 thousand.

In 2004, ChipMOS Taiwan purchased machineries from ProMOS and AMCT at the cost of NT$46,284 thousand and NT$84,027 thousand respectively. ChipMOS Taiwan also sold machineries to Far East with the proceeds amounted to NT$5,574 thousand and recognized gain on disposal of properties amounted to NT$2,834 thousand.

17.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Time deposits (matures from January 2005 to November 2005)	282,378	146,746	4,628

Time deposits are pledged as collateral for the Company’s customs duties payable, letter of credit, and research and development subsidy loans.

18.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2004

a. As of December 31, 2004, ChipMOS Taiwan leases parcels of land from the Hsinchu and Tainan Science Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options.

 The future minimum lease payments under the above-mentioned leases as of December 31, 2004 are as follows:

Year	Amount
	NT$	US$
	(In Thousands)
2005	16,226	512
2006	16,226	512
2007	16,226	512
2008	16,226	512
Thereafter	146,032	4,605

Total minimum lease payments	210,936	6,653

b. The Company has unused letters of credit aggregating approximately US$3,270 thousand, JPY$3,169,899 thousand, EUR$28 thousand and GBP$9 thousand as of December 31, 2004.

c. In 2004, tax authorities have assessed and increase the 2000 income taxes of ChipMOS Taiwan by NT$30,526 thousand. ChipMOS Taiwan has filed an appealing for the assessment.

d. On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with TESSERA INC. Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid US$500 thousand (NT$15,870 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set in the agreement.

e. ChipMOS Taiwan acquired testing and assembly technology for tape carrier packages under a licensing agreement with Sharp Corporation. The term of the agreement is for five years beginning February 10, 2000. Sharp licensed to the company tape carrier package-related technology and intellectual property rights. The company in turn pays a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to the company by its customers minus the material cost incurred from providing tape carrier package-related services over the licensing agreement. Sharp has granted the company a grace period, which expired in September 2004, during which the company may defer the payment of a portion of the royalty fee due to Sharp until the expiry of the grace period or until the amount of deferred royalty fee exceeds JPY150.9 million. We have incurred royalty payment obligations of JPY22 million and JPY16 million for the years ended December 31, 2003 and 2004 to Sharp which was paid in October 2004.

19.	NOTES TO THE CASH FLOW STATEMENT

Acquisition of subsidiaries

	December 31,
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Net assets acquired:
Cash and bank balances	—	280,910	8,859
Current Assets	—	1,528,849	48,213
Long term investment	—	106,488	3,358
Property, plant and equipment	—	3,691,657	116,419
Intangible assets	—	71,614	2,258
Other assets	—	205,831	6,491
Current liabilities	—	(1,813,210)	(57,181)
Long term liabilities	—	(845,343)	(26,659)
Other liabilities	—	(38,303)	(1,208)
Minority interest	—	(2,206,550)	(69,585)

	—	981,943	30,966
Goodwill on acquisition	—	(51,623)	(1,628)

	—	930,320	29,338

Satisfied by:
Cash	—	186,573	5,884
Reclassification to interest in subsidiary	—	743,747	23,455

	—	930,320	29,338

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiary is as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Cash and bank balances acquired	—	280,910	8,859
Less: cash consideration	—	(186,573)	(5,884)

	—	94,337	2,975

20.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan had entered into forward exchange contracts or foreign currency options for the years ended December 31, 2003 and 2004, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	Forward, exchange contracts

As of December 31, 2003 and 2004, There were no outstanding forward contracts. Net exchange gains on forward exchange contracts were NT$4,710 thousand for the year ended December 31, 2004.

b.	European options

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery, and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2003 and 2004, ChipMOS

Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2003 and 2004, ChipMOS Taiwan didn’t realize premium income.

c.	Interest Rate Risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a quarto stepping interest rate for a floating rate and keeps records when transactions are settled. The difference of the interests is calculated quarterly and is credited or charged to the income in the current period. The benefit of interest rate swaps recognized as non-operating income in 2004 is NT$151 thousand.

As of December 31, 2004, ChipMOS Taiwan has the following interest rate swap agreements:

Derivatives	Notional Amount	Effective Date	Termination Date
IRS	NT$500,000 thousand	July 28, 2004	July 30, 2007
IRS	NT$300,000 thousand	October 13, 2004	October 15, 2007

d.	Transaction risks

1)	Credit risk. The banks with which ChipMOS Taiwan has entered into the above contracts are reputable and, therefore, ChipMOS Taiwan does not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. ChipMOS Taiwan is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, ChipMOS Taiwan entered into forward contracts and option contracts occasionally.

3)	Liquidity and cash requirements. The cash flow requirements with respect to ChipMOS Taiwan’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

e.	The estimated fair values of the Company Taiwan’s financial instruments are as follows:

	December 31, 2003		December 31, 2004
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
	NT$	NT$	NT$	NT$
	(In Thousands)
Non-derivative financial instruments

Assets
Cash	1,155,662	1,155,662	2,818,156	2,818,156
Restricted cash and cash equivalents	282,378	282,378	146,746	146,746
Short-term investments	437,446	437,446	2,815,127	2,817,587
Notes receivable	7,522	7,522	62,205	62,205
Accounts receivable	961,884	961,884	1,825,845	1,825,845
Receivables from related parties
Notes and accounts	1,307,321	1,307,321	1,419,319	1,419,319
Others	679,853	679,853	31,575	31,575
Other receivable	1,082,700	1,082,700	169,680	169,680
Long-term investments	1,288,350	2,294,089	663,040	669,708
Refundable deposits	352,674	352,674	14,858	14,858
Other financial assets	399,700	399,700	—	—

Liabilities
Bank loans	1,314,045	1,314,045	800,593	800,593
Notes payable	—	—	49,072	49,072
Accounts payable	312,045	312,045	526,003	526,003
Payable to related parties
Trade	17,586	17,586	17,428	17,428
Others	19,757	19,757	61,031	61,031
Payables to contractors and equipment suppliers	166,910	166,910	312,561	312,561
Long-term loans (including current portion)	2,811,462	2,811,462	6,428,721	6,428,721
(Forward)

	December 31, 2003		December 31, 2004
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
	NT$	NT$	NT$	NT$
	(In Thousands)
Convertible bonds (including current portion)	—	—	333,195	333,195
Long-term bonds payable (including current portion)	1,200,000	1,008,970	1,200,000	1,200,000
Guarantee deposits	593	593	1,124	1,124

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – market values.

2)	Short-term investments – market values.

3)	Long-term investments – market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits – future values.

5)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing performance of the Company. Financial segment information required by SFAS No. 131 is as follows:

a.	The Company provides semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductors services.

	2002
					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Totals	Other assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	2,331,057	1,415,196	1,787,838	991,774	6,525,865	—	6,525,865
Cost of revenues	2,684,654	1,394,291	1,766,985	865,776	6,711,706	—	6,711,706
Segment gross profit	(353,597)	20,905	20,853	125,998	(185,841)	—	(185,841)
Depreciation and amortization	2,055,221	443,718	—	310,239	2,809,178	9,097	2,818,275
Segment assets	5,724,785	2,035,886	—	2,209,521	9,970,192	6,433,868	16,404,060
Expenditure for segment assets	531,434	68,421	—	1,164,630	1,764,485	—	1,764,485

	2003
					Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Totals	Other assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	3,072,739	314,744,581	1,075,319	1,683,490	8,468,665	—	8,468,665
Cost of revenues	2,614,901	373,944,573	1,061,109	1,155,322	6,911,038	—	6,911,038
Segment gross profit	457,838	60,314,814	14,210	528,168	1557,627	—	1,557,627
Depreciation and amortization	1,886,241	27,454,3382	—	451,710	2,651,801	14,623	2,666,424
Segment assets	4,656,948	5,94,361	—	2,150,940	8,929,700	7,690,240	16,619,940
Expenditure for segment assets	1,382,018	399,888	—	387,929	2,169,835	—	2,169,835

	2004
						Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Bumping	Totals	Other assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	5,950,174	5,734,592	473,588	2,655,201	54,322	14,867,877	—	14,867,877
Cost of revenues	3,744,781	4,795,074	466,676	1,615,799	121,898	10,744,228	—	10,744,228
Segment gross profit	2,205,393	939,518	6,912	1,039,402	(67,576)	4,123,649	—	4,123,649
Depreciation and amortization	2,445,481	410,721	—	578,835	22,650	3,457,687	—	3,457,687
Segment assets	12,352,842	4,634,992	—	2,961,478	504,130	20,453,442	7,394,399	27,847,841
Expenditure for segment assets	4,698,036	1,028,155	—	1,380,372	526,712	7,633,275	—	7,633,275

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

b.	The Company has no significant foreign operations.

c.	Net revenues:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
	(In Thousands)
Area
Domestic	5,755,406	7,061,812	12,182,691
Export	770,459	1,406,853	2,685,186

	6,525,865	8,468,665	14,867,877

d.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31
	2002		2003		2004
Customer	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Thousands)
MVI	2,285,348	35	1,680,986	20	14,274	—
Ultima	1,218,265	19	745,562	9	453,698	3
ProMOS	—	—	1,748,326	21	4,231,658	29

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY CHIPMOS TAIWAN AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. These appropriations, including stock bonuses, which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP, after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, such bonuses and remuneration are charged to income currently and included in operating expenses as compensation expenses. Since the amount and form of such bonuses and remuneration are not finally determinable until approved by the shareholders, the total amount of such bonuses and remuneration is initially accrued based on the amount to be paid as provided by ChipMOS Taiwan’s Articles of Incorporation. The percentage to be paid in stock is determined at the next shareholders’ meeting in the following year. The number of shares to be issued is determined by dividing the amount to be paid in stock by the par value of the shares. Any difference between the initially accrued amount (the cash portion plus the par value of the shares) and the fair market value of the bonuses settled (the cash portion plus the fair value of the shares) is recognized in the year of approval by the shareholders.

b.	Marketable securities

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The adjustment below relates to the Company’s equity securities that are classified as trading and available-for-sale securities under U.S. GAAP.

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if audited financial statements of an investee are not available for the Company to apply the equity method due to time constraints and such equity interests are below certain materiality threshold, the Company is permitted to delay the recognition of income (loss) until the subsequent year. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP represents the current period’s proportionate share of loss of long-term investment.

d.	Technologies transferred in payment of capital stock

As discussed in Note 9, MVI and SPIL contributed, as payment to their subscription in the shares of stock of ChipMOS Taiwan, technologies relating to the testing and assembly of semiconductors at an agreed value of NT$750,000 thousand. Under ROC GAAP, such technology transfers in payment of capital stock are recorded as an intangible asset, and amortized by systematic charges to income over the periods estimated to be benefited. As permitted under ROC GAAP, ChipMOS Taiwan uses a 5 years amortization period. Under U.S. GAAP, the technology contribution cannot be recognized due to the unavailability of a fair value for the technologies. Therefore, the carrying value of the technologies has been adjusted to zero under U.S. GAAP.

e.	Start-up costs

ROC GAAP requires start-up costs to be deferred and amortized in a systematic manner over the periods of the expected benefit. Start-up costs include all costs incurred prior to production readiness. On the other hand, U.S. GAAP primarily requires that start-up costs be expensed as incurred.

f.	Depreciation of fixed assets and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For U.S. GAAP purpose, building lives are estimated to be 25 years.

g.	Transfer of building and facilities from MVI

ChipMOS Taiwan purchased building and facilities from MVI in 1997. The actual costs of assets purchased from MVI were based on MVI’s book value of such building and facilities on a specified cut-off date plus an additional payment of NT$173,174 thousand representing compensation to MVI. ChipMOS Taiwan capitalized, allowed under ROC GAAP such additional payment of NT $173,174 thousand. Under U.S. GAAP, assets acquired are recorded at amounts that do not exceed their fair values. Also, generally under U.S. GAAP, the transferee should evaluate the assets transferred from related parties with significant influence at the predecessor’s basis. Therefore, the assets transferred from MVI were evaluated at MVI’s predecessor cost basis and the NT$173,174 thousand was deducted from the capital surplus and building and facilities for U.S. GAAP.

h.	Inventory

As discussed in paragraphs e. f. and g., the amortization of start-up costs, the depreciation on fixed assets and employee dormitory building, and the depreciation on the assets transferred from MVI were reconciled for U.S. GAAP purposes. Some of such expenses were recorded in the manufacturing expenses and therefore affect ending inventory balances under U.S. GAAP.

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

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Under ROC GAAP, there is no requirement to provide for impairment of long-lived assets. Based on an assessment by the Company there were no impairment losses for 2004.

k.	Derivative financial instruments

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have the flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. U.S. GAAP has restrictive rules on hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities”. SFAS No. 133 and SFAS No. 138 are effective for fiscal years beginning after June 15, 2000, and establish accounting and reporting standards for all derivative financial instruments. The Company adopted those statements on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 had no material impact on the Company’s financial statements. Under U.S. GAAP, the Company did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings. In addition, the Company has no embedded derivatives from January 1 to December 31, 2004. The reconciling adjustments for all periods presented reflect those reconciliations from hedge accounting under ROC GAAP to non-hedge accounting under U.S. GAAP.

l.	Earnings per share (EPS)

In calculating the weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods in a manner similar to a stock split or stock dividend. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date of shareholder approval.

m.	Interest capitalization

Under ROC GAAP, interests on borrowings during construction conceptually should be capitalized in the assets that are constructed or produced for a company’s own use. However, if equity capital is raised during a year, no capitalization interest is recorded for the amount of property acquired up to the equity capital raised in that year. Under

U.S. GAAP, SFAS No. 34 “Capitalization of Interest Cost”, interest is generally capitalized on assets until they are available and ready for use.

n.	Goodwill

Under ROC GAAP goodwill arises as the difference between acquisition cost and the equity of the subsidiary and is amortized using a systematic method, whereas under U.S. GAAP such goodwill is not amortized, but is subject to impairment tests.

o.	Pension expenses

SFAS No. 87, “Accounting for Pensions”, and the SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, were effective no later than the beginning of the first period for which an U.S. GAAP reconciliation is required for foreign issuers. A portion of the unrecognized net transition obligation on the adoption date is to be allocated directly to equity. The Company started to adopt SFAS No. 87 and SFAS No. 88 in 1997 and 2002, respectively. ROC SFAS No. 18, which is similar in many respects to SFAS No. 87 and SFAS No. 88, was effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87 and SFAS No. 88.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the accompanying financial statements to net income (loss) and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Net income (loss)

Net income (loss) based on ROC GAAP	(1,272,779)	860,557	2,322,760	73,250

Adjustments:
Amortization of technology transfer in payment of capital stocks	95,833	18,334	—	—
Amortization of start-up costs	14,699	14,796	9,916	312
Depreciation of fixed assets and employee dormitory building	(14,270)	(14,206)	(14,444)	(455)
Transfer of building and facilities from MVI	15,634	2,104	1,299	41
Marketable securities-trading	(31,139)	1,916	10,567	334
Interest capitalization	43,329	—	—	—
Depreciation of interest capitalization	(4,254)	(5,728)	(19,793)	(624)
Equity accounting for long-term investment	—	(3,867)	(3,358)	(106)
Effect of U.S. GAAP adjustment on income taxes	(38,217)	(3,825)	5,755	181

Net increase (decrease) in net income (loss)	81,615	9,524	(10,058)	(317)

(Forward)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Net income (loss) based on U.S. GAAP	(1,191,164)	870,081	2,312,702	72,933

Earnings (loss) per share	(1.34)	0.98	2.61	0.08

Number of weighted average shares outstanding under U.S. GAAP	881,467	887,227	887,227	887,227

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	10,605,987	13,115,457	413,606

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(23,652)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	23,652
Start-up costs
Original cost	(73,329)	(61,124)	(1,928)
Accumulated depreciation of start-up costs	53,554	51,193	1,614
Net effect on inventories	(206)	(134)	(4)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(71,239)	(85,648)	(2,701)
Net effects on inventories	252	217	7
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,461)
Depreciation and gain on disposal of building and facilities from MVI	166,789	168,076	5,300
Net effects on inventories	(34)	(22)	(1)
Marketable securities — trading	(3,576)	6,991	221
Pension expenses	(1,898)	(1,898)	(60)
Interest capitalization	118,757	118,757	3,745
Depreciation of interest capitalization	(12,183)	(31,976)	(1,008)
Long-term investments	(14,087)	(16,376)	(516)
Effect of U.S. GAAP adjustment on income taxes	(2,297)	3,458	109

Net decrease in shareholders’ equity	(12,671)	(21,660)	(683)

Shareholders’ equity based on U.S. GAAP	10,593,316	13,093,797	412,923

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
	(In Thousands)
Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of the year	11,072,313	9,801,202	10,593,316	334,069
Reversal of unrealized loss (gain) on available-for-sale securities	(153,621)	(79,277)	5,618	177
Unrealized gain (loss) on available-for-sale securities	79,277	(5,618)	(805)	(25)
Cumulative translation adjustments	(47)	115	(7,564)	(239)

Adjustment for long-term investments	(5,556)	6,813	190,530	6,008
Net income (loss) for the year	(1,191,164)	870,081	2,312,702	72,933

Balance, end of the year	9,801,202	10,593,316	13,093,797	412,923

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Current assets

As reported	7,115,404	10,608,332	334,542
U.S. GAAP adjustments
Marketable securities - trading	(3,576)	6,991	220
Effect of inventory adjustments:
Start-up costs	(206)	(134)	(4)
Depreciation of fixed assets and employee dormitory building	252	217	7
Transfer of building and facilities from MVI	(34)	(22)	(1)

As adjusted	7,111,840	10,615,384	334,764

Long-term investments

As reported	1,288,350	663,040	20,909
U.S. GAAP adjustments
Cumulative translation adjustments	—	(4,549)	(144)
Adjustment for investment income	(8,469)	(11,827)	(372)
Unrealized gain (loss) on available-for-sale security	(5,618)	—	—

As adjusted	1,274,263	646,664	20,393

Property, plant and equipment - net

As reported	8,929,700	16,713,425	527,071

U.S. GAAP adjustments
Start-up costs	(19,775)	(9,931)	(313)
Depreciation of fixed assets	(62,969)	(75,747)	(2,388)
Transfer of building and facilities from MVI	(6,385)	(5,098)	(161)
(Forward)

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Interest capitalization	106,574	86,781	2,736

As adjusted	8,947,145	16,709,430	526,945

Other assets

As reported	133,535	154,077	4,858
U.S. GAAP adjustments
Depreciation of employee dormitory building	(8,270)	(9,901)	(312)

As adjusted	125,265	144,176	4,546

Other liabilities

As reported	503,279	1,276,044	40,241
U.S. GAAP adjustments
Pension expenses	1,898	1,898	60
Effect of U.S. GAAP adjustment on income taxes	2,297	(3,458)	(109)

As adjusted	507,474	1,274,484	40,192

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$17,503,551 thousand and NT$28,217,951 thousand as of December 31, 2003 and 2004, respectively.

The following U.S. GAAP condensed statements of operation for the years ended December 31, 2002, 2003 and 2004 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivables, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Net revenue	6,525,865	8,468,665	14,867,877	468,870
Cost of revenue	6,700,265	6,911,268	10,746,166	338,889

Gross profit (loss)	(174,400)	1,557,397	4,121,711	129,981
Operating expenses	397,700	541,145	1,095,053	34,533

Income (loss) from operations	(572,100)	1,016,252	3,026,658	95,448
Non-operating income (expenses) — net	(482,985)	(147,896)	(574,814)	(18,127)

Income (loss) before income tax	(1,055,085)	868,356	2,451,844	77,321

Net income (loss)	(1,191,164)	870,081	2,312,702	72,933

23. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

In June 2002 the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring).” SFAS No. 146 is applied prospectively to exit or disposal activities after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003, which has not had a material impact on the accompanying consolidated financial statements.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2004, FASB issued a revised Interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2004, and for variable interest entities created prior to February 1, 2004, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46-R did not have a material impact on the accompanying consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial reporting and disclosures.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We have evaluated SFAS No. 150 and determined that it does not have an impact on our financial reporting and disclosures.

In December 2003, FASB issued SFAS No. 132 - revised, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This Statement revises employers’ disclosures about pension plans and other postretirement benefits plans. This Statement requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement also requires new disclosures for interim periods beginning after December 15, 2003. The Statement was effective for fiscal years ending after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003. (Refer to Note d, pension plans).

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates SFAS No. 4 and, thus, the exception to applying Accounting Principles Board (APB) Opinion No. 30 to all gains and losses related to extinguishments of debt. As a result, gains and losses from extinguishments of debt should be classified as extraordinary items. The adoption of SFAS 145 did not have a material impact on the accompanying consolidated financial statements.

This FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”, which is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on the Company.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosures”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company currently accounts for stock-based employee compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS No. 148 are not applicable to the Company.

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”, was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has made the disclosures requirement required by FIN 45.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123R (SFAS 123R) “Share-Based Payment”. Under previous practice, the reporting entity could account for share-based payment under the provisions of Accounting Principles

Board Opinion No. 25 “Accounting for Stock Issued to Employees” and disclose share-based compensation as if accounted for under the provisions of Statement of Financial Accounting Standard No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation”. Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company expects to adopt SFAS No. 123R, effective with year ending December 31, 2005. Adoption of the standard is currently expected to reduce future earnings by an amount consistent with the reductions shown in the disclosures in 28h below provided under the provisions of SFAS No. 123. Application of this pronouncement require significant judgment regarding the assumptions used in the selected option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking over the expected term of the award. As a result, the actual impact of adoption on future earnings could differ significantly from our current estimates.

b.	Marketable securities

On December 31, 2003 and 2004, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP)		(U.S. GAAP)
	Carrying Value		Fair Value
	2003	2004	2003	2004
	NT$	NT$	NT$	NT$
	(In Thousands)		(In Thousands)
Investment in trading securities (Note 4)	437,446	2,815,127	433,870	2,822,118

The Company uses the weighted-average cost method for trading securities when determining the cost basis.

The following table shows the gross unrealized losses and fair value of short-term investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	December 31, 2004
	Less than 12 months				12 months or greater
			Unrealized				Unrealized
	Fair value		losses/(gains)		Fair value		losses/(gains)
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
				(In Thousands)
Stock	228,012	7,191	24,165	762	19,449	613	222,967	7,031

Open-ended funds	2,574,657	81,194	(4,215)	(133)	—	—	—	—

	2,802,669	88,385	19,950	629	19,449	613	222,967	7,031

c.	Income tax expense (benefit)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Income tax current payable	4,217	1,309	86	3
Deferred income tax	116,899	(6,398)	(133,697)	(4,216)
Adjustment of prior years’ income taxes	14,963	3,364	(4,743)	(150)

Income tax expense (benefit)	136,079	(1,725)	(138,354)	(4,363)

Reconciliation between the income tax calculated on pre-tax financial statement income based on statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Tax on pretax income at ROC statutory rate (25%)	(263,771)	217,079	670,129	21,133
SBIP tax exemption (5%)	—	—	—	—

Tax on pretax income at SBIP statutory rate	(263,771)	217,079	670,129	21,133
Other tax and assessed additional income tax	4,217	1,309	86	3
Tax effect of:
Tax-exempt income	(3,149)	(1,469)	(426,870)	(13,462)
Permanent differences
Non - taxable gain on sales of investment	2,820	(22,571)	(12,557)	(396)
Non-deductible investment loss(gain)	65,902	6,613	(12,246)	(386)
Others	6,478	—	(714)	(23)
Temporary differences	—	—	50,418	1,590
Tax credits - utilized	—	(187,700)	(355,923)	(11,224)
- deferred	119,312	48,014	(70,003)	(2,208)
Valuation allowance	181,633	(66,405)	(560,053)	(17,662)
Loss carry forward	7,674	41	584,122	18,421
Adjustment of prior year’s income tax	14,963	3,364	(4,743)	(149)

Income tax expense (benefit)	136,079	(1,725)	(138,354)	(4,363)

	December 31
	2003	2004
	NT$	NT$	US$
	(In Thousands)
Deferred income tax assets

Current
Unrealized foreign exchange loss	8,613	16,599	523
Loss of market price decline and obsolescence and slow-moving inventories	10,387	27,768	876
Sales allowance	6,385	9,455	298
Tax credits for investment in machinery and equipment and R&D expenditures	143,905	241,141	7,604
Loss carry forward	—	504,365	15,906
Others	15,656	74,065	2,336

	184,946	873,393	27,543
Valuation allowance	—	(282,918)	(8,922)

	184,946	590,475	18,621

Non-current
Tax credits for investment in machinery and equipment and R & D expenditures	647,607	763,336	24,073
Loss carry forward	811,485	756,419	23,854
Transferred assets from MVI	1,605	1,280	40
Start-up costs	4,995	2,516	79
Others	3,108	140,985	4,446

	1,468,800	1,664,536	52,492
Valuation allowance	(1,240,228)	(1,651,163)	(52,070)

	228,572	13,373	422

Deferred income tax liabilities

Non-current
Depreciation differences	(572,260)	(534,270)	(16,849)
Interest capitalization	(26,644)	(21,695)	(684)

	(598,904)	(555,965)	(17,533)

	(185,386)	47,883	1,510

d.	Pension plans

In accordance with to SFAS No. 132 - Revised “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Components of net periodic benefit cost
Service cost	21,323	32,102	51,970	1,639
Interest cost	3,529	4,275	7,599	240
Projected return on plan assets	(2,802)	(2,581)	(4,892)	(154)
Net amortization and deferral:
Unrecognized net transition obligation	28	28	(477)	(15)
Unrecognized net loss	—	695	809	25

Net periodic benefit cost	22,078	34,519	55,009	1,735

Changes in benefit obligation
Benefit obligation at beginning of year	70,572	122,148	167,979	5,297
Service cost	21,323	32,102	51,970	1,639
Interest cost	3,529	4,275	7,599	240
Actuarial loss (gain)	26,724	9,454	20,751	654
Acquisition of subsidiary	—	—	65,825	2,076

Benefit obligation at end of year	122,148	167,979	314,124	9,906

Changes in plan assets
Fair value of plan assets at beginning of year	49,610	66,005	135,893	4,285
Actual return on plan assets	1,306	1,003	1,796	57
Employer contribution	15,089	17,813	32,160	1,014
Transferred from the merge company	—	—	4,500	142

	66,005	84,821	174,349	5,498

Funds status	(56,143)	(83,158)	(139,775)	(4,408)
Unrecognized actuarial loss (gain)	28,043	38,352	48,918	1,543

Net amount recognized (recognized as accrued pension cost)	(28,100)	(44,806)	(90,857)	(2,865)

Actuarial assumptions

Discount rate	3.5%	3.25%	3.25%	3.25%

Rate of compensation increase	3.5%	3.25%	3.25%	3.25%

Expected return on plan assets	3.5%	3.25%	3.25%	3.25%

The Company has no other post-retirement or post-employment benefit plans. The company expects to contribute NT$33,164 thousand to its pension plans during 2005. The plan assets are all invested in the Central Trust of China.

e.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in the SFAS No. 95, “Statement of Cash Flows”. The principle differences between the standards relate to classification. Cash flows from changes in short-term investments, refundable deposits, other assets and guarantee deposits and bonus to directors and supervisors are included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Net cash inflow (outflow) from:
Operating activities	1,335,128	1,842,453	5,764,200	181,779
Investing activities	(3,042,493)	(1,816,260)	(6,169,297)	(194,554)
Financing activities	2,496,613	(1,435,656)	2,067,591	65,203

Change in cash and cash equivalents	789,248	(1,409,463)	1,662,494	52,428
Cash and cash equivalents at the beginning of year	1,775,877	2,565,125	1,155,662	36,445

Cash and cash equivalents at the end of year	2,565,125	1,155,662	2,818,156	88,873

f.	Statements of comprehensive income (loss)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
		(In Thousands)
Net income (loss) based on U.S. GAAP	(1,191,164)	870,081	2,312,702	72,933
Other comprehensive income (loss):
Reversal of unrealized loss (gain) on available-for-sale security	(153,621)	(79,277)	5,618	177
Unrealized gain (loss) on available-for-sale security	79,277	(5,618)	(805)	(25)
Translation adjustment	(47)	115	(7,564)	(239)

Comprehensive income (loss)	(1,265,555)	785,301	2,309,951	72,846

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

g.	Statements of accumulated comprehensive income (loss)

	Unrealized		Accumulated
	Gain (Loss) on		Other
	Long-term	Translation	Comprehensive
	Investments	Adjustment	Income (Loss)
	NT$	NT$	NT$
		(In Thousands)
Balance, as of January 1, 2002	153,621	(687)	152,934
Addition in 2002	(74,344)	(47)	(74,391)

Balance, as of December 31, 2002	79,277	(734)	78,543
Addition in 2003	(84,895)	115	(84,780)

Balance, as of December 31, 2003	(5,618)	(619)	(6,237)
Addition in 2004	4,813	(7,564)	(2,751)

Balance, as of December 31, 2004	(805)	(8,183)	(8,988)