Form 20-F
period 2005-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2006-06-29
CIK 1111759

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                                          to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 1-14700
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
As of December 31, 2005, 2,328,919,337 Common Shares were outstanding

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
     Large accelerated filer ☑       Accelerated filer ☐      Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
     Yes ☐ No ☑

SILICONWARE PRECISION INDUSTRIES CO., LTD.
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2005

- i -

Forward Looking Statements in This Annual Report May Not Be Accurate
     Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive semiconductor and personal computer industries and markets;

•	risks associated with international business activities;

•	our dependence on key personnel;

•	natural disasters, such as earthquakes and droughts, which are beyond our control;

•	general economic and political conditions, including those related to the semiconductor and personal computer industries;

•	possible disruptions in commercial activities caused by human-induced disasters, including terrorist activity and armed conflict, and outbreaks of contagious diseases, such as avian influenza which reduce end-user purchases relative to expectations and orders;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the Securities and Exchange Commission, or the SEC; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A. Selected Financial Data
     The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 30 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	16,530	22,299	27,411	35,252	43,488	1,326
Cost of goods sold	(15,109)	(20,210)	(23,298)	(28,871)	(33,960)	(1,035)

Gross profit	1,421	2,089	4,113	6,381	9,528	291

Operating expenses	(1,428)	(1,542)	(1,592)	(2,048)	(2,279)	(70)

Operating income	(7)	547	2,521	4,333	7,249	221
Equity investment income (loss)(1)	(1,199)	61	(533)	308	448	14
Other non-operating income(1)	608	469	882	732	853	26
Other non-operating expenses	(884)	(797)	(667)	(1,548)	(941)	(29)

Income (loss) before income tax(1)	(1,482)	280	2,203	3,825	7,609	232
Income tax benefit	283	145	636	457	(16)	(0.5)

Income from continuing operations	(1,183)	425	2,839	4,282	7,593	231.5

Cumulative effects of changes in accounting principles	—	—	—	—	651	19.5

Net income (loss)(1)(2)	(1,183)	425	2,839	4,282	8,244	251

Earnings (loss) per share(3)
Basic	(0.54)	0.19	1.30	1.93	3.59	0.11
Diluted	(0.54)	0.19	1.18	1.51	3.38	0.10
Shares used in per share calculation (average, as adjusted)(2)
Basic	2,195	2,169	2,182	2,216	2,294	2,294
Diluted	2,195	2,169	2,448	2,604	2,670	2,670
Earnings (loss) per ADS(3)

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings (loss) or dividends per share and per ADS data)
Basic	(2.70)	0.95	6.50	9.65	17.95	0.55
Diluted	(2.70)	0.95	5.90	7.55	16.90	0.52
Dividends per share(4)	1.45	—	—	1.35	1.55	0.05
ADSs used in per ADS calculation (average, as adjusted)(3)
Basic	439	434	436	443	459	459
Diluted	439	434	490	521	534	534

		(Restated)	(Restated)	(Restated)
US GAAP
Net income (loss)	(1,790)	(169)	3,097	3,671	3,971	121
Earnings (loss) per share(5)
Basic	(0.82)	(0.08)	1.42	1.65	1.74	0.05
Diluted	(0.82)	(0.08)	1.34	1.27	1.73	0.05
Shares used in per share calculation (average, as adjusted)(5)
Basic	2,176	2,169	2,182	2,225	2,277	2,277
Diluted	2,176	2,169	2,449	2,422	2,295	2,295
Earnings (loss) per ADS
Basic	(4.10)	(0.40)	7.10	8.25	8.70	0.27
Diluted	(4.10)	(0.40)	6.70	6.35	8.65	0.26
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	435	434	436	445	455	455
Diluted	435	434	514	484	459	459

	Year Ended December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Other Data:
ROC GAAP
Capital expenditures	5,474	6,445	4,885	9,785	8,245	251
Depreciation and amortization	4,323	4,902	5,185	6,153	6,572	200

	As of December 31,
	2001	2002	2003	2004	2005
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions)
Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	6,310	5,970	12,203	10,922	12,341	376
Working capital	6,176	6,856	4,766	13,492	15,475	472
Total assets	42,566	46,236	54,658	58,962	67,175	2,048
Short-term debt and current portion of long-term debt	2,667	2,968	10,342	4,013	1,885	57
Long-term debt	10,640	14,143	8,813	16,639	14,644	446
Total liabilities	16,519	20,057	24,960	25,469	26,350	803
Total stockholders’ equity	26,047	26,179	29,698	33,493	40,825	1,245

		(Restated)	(Restated)	(Restated)
US GAAP
Total assets	47,852	50,333	61,756	65,118	81,167	2,475
Total liabilities	16,517	20,017	25,419	26,020	29,776	908
Total stockholders’ equity	31,335	30,316	36,337	39,098	51,391	1,567

(1)	The ROC Securities and Futures Bureau has allowed us to delay our recognition of investment income in certain investee companies accounted for under the equity method. In particular, we derive a significant amount of our investment income in ChipMOS Technologies Inc., or ChipMOS, which we owned 28.8% equity interest as of March 31, 2006. In 2002, because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for such period, we were permitted to delay the recognition of the investment loss of ChipMOS until 2003. As a result, we did not recognize investment loss of ChipMOS for 2002 in our financial results under ROC GAAP until the first quarter of 2003. For the three months ended March 31, 2003, we recognized an investment loss of NT$366 million for ChipMOS’s financial results in 2002. If this investment loss had been included in our results for 2002, our non-operating income, income before income tax and net income for 2002 would have been reduced by the same amount and our basic and diluted earnings per share in 2002 would have been reduced by NT$0.2. In 2003 and 2004, we also experienced a delay in recognition of investment income. For the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. From January 1, 2005, we adopted ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income of investees accounted for under the equity method until the subsequent year, and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. Therefore, for the three months ended March 31, 2005, we recorded our investment income of NT$667 million from ChipMOS in 2004 as cumulative effects of changes in accounting principles and recognized an investment income of NT$433 million from CgipMos’s financial results in 2005. We also experienced a delay in recognition of investment income in Double Win Enterprise Co., Ltd. in 2003 and 2004 and Taiwan High-tech Corporation in 2003, and recognized their financial results in the subsequent year. Our investment income (loss) from Double Win Enterprise Co., Ltd. and Taiwan High-tech Corporation for the aforementioned years was not material.

Under US GAAP, there is no provision that allows us to delay recognition of financial results of ChipMOS or any other investee accounted for under the equity method. In 2003, 2004 and 2005, our investment income (loss) under US GAAP from ChipMOS were NT$250 million, NT$664 million and NT$469 million (US$14.3 million), respectively. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP.

(2)	Net income in 2001 was net of minority interest loss of NT$16 million. The company does not have minority interest in 2002, 2003, 2004 and 2005, and is therefore not presented separately in this table.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 235,421,212 shares, 189,447,578 shares and 168,889,805 shares distributed as stock dividends in 2001, 2004 and 2005, respectively, with respect to the earnings of 2000, 2003 and 2004. No stock dividend was declared in 2002 and 2003.

(5)	Retroactively adjusted for all subsequent stock dividends only.

(6)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$32.80 to US$1.00 on December 30, 2005.
     Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in note 30 to our financial statements included elsewhere in this annual report. We have corrected our US GAAP reconciliation for the years ended December 31, 2002, 2003 and 2004 accordingly. However, we discuss the results of restatement only for the years ended December 31, 2003 and 2004 in our financial statements. The effects of the amendments made for the year ended December 31, 2002 not included in note 30 are set out as below:

( in millions)	As reported	Restatement	As restated

Net income	(223)	54	(169)
Earnings(Loss) per share:
Basic	(0.11)	0.03	(0.08)
Diluted	(0.11)	0.03	(0.08)
Total assets	50,333	0	50,333
Total liabilities	20,071	(54)	20,017
Total shareholders’ equity	30,262	54	30,316

Currency Translations and Exchange Rates
     We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into US dollars for the convenience of the readers. The rate we used for the translations was NT$32.80 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 30, 2005. The translation does not mean that NT dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period-End
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
October	33.47	33.77	33.19	33.55
November	33.58	33.71	33.39	33.51
December	33.29	33.56	32.80	32.80
2006
January	32.04	32.59	31.83	31.97
February	32.32	32.65	31.97	32.40
March	32.46	32.62	32.28	32.42
April	32.29	32.54	31.90	31.90
May	31.74	32.13	31.28	31.99
June (up to June 15, 2006)	32.31	32.62	32.02	32.53

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
     The general recovery in the semiconductor industry since 2003 could be temporary and could be adversely affected by general economic uncertainties created by the possibility of future terrorist attacks, retaliatory actions, hostilities and outbreaks of contagious diseases. Since we cannot predict results for 2006 and subsequent periods with confidence at this time, we cannot assure you that our results would continue to improve; any unfavorable factors such as those described above could materially and adversely affect our results of operations.
We are highly dependent on the personal computer industry and any downturn in the personal computer industry would harm our operating results
     A significant percentage of our net operating revenues is derived from customers who use our manufacturing services to make semiconductors for personal computers. In 2003, 2004 and 2005, more than 40% of our net operating revenues were attributable to customers whose products are primarily used in personal computers or personal computer peripherals. Our results of operations were negatively affected in 2001 due to reduced demand for personal computer products as a result of the global economic downturn between late 2000 and 2002. However, our net operating revenues improved in 2002 and 2003 compared to 2001 due partially to increased demand for personal computers as market conditions in 2002 and 2003 have generally improved compared to 2001. Our net operating revenues increased in 2004 compared to 2003 and in 2005 compared to 2004 due in part to general improvement in the personal computer industry. Any future decrease in the demand for personal computers may decrease the demand for our services and would likely to seriously harm our operating results. In addition, the declining average selling price of personal computers has placed significant pressure on the price of the components that are used in these personal computers. We believe the average selling price of personal computers will continue to decrease, and the resulting pricing pressure on the semiconductor components we package and test may reduce our net operating revenues and reduce our gross profit margin significantly.

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
A decline in the operating results of ChipMOS would reduce our participation in the memory chip package market and harm our financial performance
     As of March 31, 2006, we owned 28.8% equity interest in ChipMOS, a provider of semiconductor packaging and testing services. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic Inc., or Mosel Vitelic, the other major investor in ChipMOS, are required under the joint venture agreement establishing ChipMOS to provide these guarantees in the ratios of 30% and 70%, respectively. Because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for 2002, prior to January 1, 2005, the Securities and Futures Bureau of the ROC, or the ROC SFB (the predecessor of the Financial Supervisory Commission of the ROC, or the ROC FSC), allows us to delay the recognition of the income (loss) of ChipMOS in our financial results until June 30 of the following year. Thus, we recorded no investment income or loss of ChipMOS in our financial results under ROC GAAP for 2002. The audited financial results of ChipMOS in 2002 were available to us in the first quarter of 2003, and we recorded an investment loss amounting to NT$366 million. This investment loss was included in our financial results for the three months ended March 31, 2003. If this investment loss had been included in our results for 2002, our net income for 2002 would have been decreased by the same amount. In 2003 and 2004, we also experienced similar delays in recognition of investment income. For the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. For the three months ended March 31, 2005, we recognized an investment income of NT$667 million from ChipMOS’s financial results in 2004. From January 1, 2005, we adopted the amended ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income of investees accounted for under the equity method until the subsequent year, and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods then ended. Under US GAAP, however, there is no provision that allows us to delay recognition of ChipMOS’s income or loss. In 2003, our investment loss from ChipMOS was NT$250 million under US GAAP. In 2004, our investment income from ChipMOS was NT$664 million under US GAAP. In 2005, our investment income from ChipMOS was NT$469 million (US$14.3 million) under US GAAP. We cannot assure you that ChipMOS will maintain its positive operating results in the future. A decline in the operating results of ChipMOS would reduce our participation in the memory chip package and testing market and adversely affect our non-operating income (loss) and net income (loss).
Potential conflicts of interest with ChipMOS may cause us to lose opportunities to expand and improve our operations
     As of March 31, 2006, we owned 28.8% equity interest in ChipMOS. Since ChipMOS is a provider of semiconductor packaging and testing services, our substantial interest in ChipMOS may lead to potential conflicts of interest in the expansion and development of the semiconductor packaging and testing markets. These conflicts may result in lost corporate opportunities or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected
     In 2001, our capacity utilization rates were negatively affected by a general global economic downturn and decreased market demand in the semiconductor industry in general. As a result, our profitability suffered severely in 2001. From 2002 to 2005, our capacity utilization rates increased significantly due to improved demand for our products and services as market conditions from 2002 to 2005 have generally improved compared to 2001. We cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not harm our capacity utilization or our profitability in the future.
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
We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues
     We are dependent on a small group of customers for a substantial portion of our services. In 2003, 2004 and 2005, 66.8%, 64.8% and 62.6% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2005, our largest and second largest customers accounted for 11.0% and 10.0%, respectively, of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our products and services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders, our services would be seriously harmed because each of these customers accounts for a significant portion of our net operating revenues.
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

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our services
     The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), STATS ChipPAC Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Astra International (Indonesia), Carsem Bhd. (Malaysia) and Shinko Electric Industries Co., Ltd. (Japan). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our products and services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater resources in substrate technology. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.
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
We are exploring the possibility of expanding our operations or making additional investments in the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks
     Some of our customers and foreign competitors have expanded their operations to the PRC. In order to remain competitive and to position ourselves to gain market share, we are exploring potential opportunities for expansion to or investments in the PRC. In December 2001 and June 2004, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$50 million in aggregate in Suzhou, PRC. We established a subsidiary named Siliconware Technology (Suzhou) Limited, and, as of March 31, 2006, we have invested a total of US$50 million in this subsidiary. We are in the stage of ramping up our facilities in Suzhou for the manufacturing of DRAM modules, flash memory cards, transistors and other electronic components. With this investment in the PRC, our financial condition, results of operations and future prospects are subject, to a significant degree, to the political and economic situation, regulatory control and general legal developments in the PRC and other foreign investment risks. In addition, these expansions or investments could be adversely affected if relations between the PRC and the ROC deteriorate.
We depend on key management and the loss of any key management personnel may disrupt our services
     Our success depends upon the continued service of key senior management. Members of our senior management have served us for an average of over 10 years and have made substantial contributions to our growth. We do not have employment contracts with many of our senior management and none of our senior management is bound by any non- competition agreement. If we lose the services of key senior management we would be unable to find and integrate replacement personnel, which could adversely affect our services expansion.
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
Disruptions in the international trading environment may seriously decrease our international sales
     A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2003, 2004 and 2005, sales to our overseas customers accounted for 56.8%, 59.9% and 62.0%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
     These disruptions in the international trading environment affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.
The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult
     Our financial statements are prepared under ROC GAAP, which differ in many respects from US GAAP. For example, ROC GAAP does not require the recognition of the fair market value of shares distributed as bonuses to employees when calculating net income. Largely as a result of the differences in accounting for employee bonuses, equity investments and overseas convertible bonds, our net income in 2003, 2004 and 2005 under US GAAP was NT$3,097 million (restated), NT$3,671 million (restated) and NT$3,971 million (US$121 million), respectively, as compared to net income under ROC GAAP of NT$2,839 million, NT$4,282 million and NT$8,244 million (US$251 million), respectively.

     In addition, prior to January 1, 2005, the ROC SFB allowed us to delay recognition of investment income (loss) from certain of our investee companies in our financial results under the ROC GAAP until June 30 of the following year. Therefore, our financial results in 2004 may not contain investment income (loss) of certain investee companies in such year. After the adoption of amended ROC Statement of Financial Accounting Standard No. 5, “Accounting for Long-term Equity Investment” which became effective on January 1, 2005, we cease to delay recognizing investment income (loss) from certain investee companies accounted for under the equity method. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Delay in Recognition of Investment Income in Certain Investee Companies Accounted for under Equity Method.” Under US GAAP, however, there is no provision that allows us to delay recognition of our investment income from our investee companies.
     Under ROC GAAP, our overseas convertible bonds are recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the overseas convertible bonds is amortized in the statement of operations by using the effective interest rate. However, under US GAAP, in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, our overseas convertible bonds issued in 2002 and 2004, with the feature of the combination of mutually exclusive conversion of the debt to equity or redemption at a multiple of the bonds par value, are required to be accounted for as embedded derivative instruments. The embedded derivatives separated from the book value of bonds are measured at fair value and changes in fair value are recognized as unrealized gain (loss) in the income statement for each accounting period. As a result, a meaningful year-to-year comparison of our financial results may not be performed. In addition, year-to-year comparison of our financial results under ROC GAAP may significantly differ from year-to-year comparison under US GAAP.
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
     In the course of their audit, our independent auditors PricewaterhouseCoopers have identified certain deficiencies in our current internal accounting processes. While we have taken actions to address these deficiencies, additional measures may be necessary and these measures, along with other measures expected to be taken to improve our internal controls, may not be sufficient to address the issues identified by us or to ensure that our internal controls are effective. See “Item 15. Controls and Procedures”. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report with adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.
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
     From time to time, we expect to experience lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our processing methods. In addition, our yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high quality production standards, our reputation may suffer and our customers may cancel their orders or ask for discount.
We rely on technology provided by third parties
     We have licensed from Freescale Semiconductor Inc., or Freescale, formerly part of Motorola, Inc., or Motorola, the technology for ball grid array for which we make royalty payments based on the number of pads or balls used in our packages. We also implement new packages by entering into technology alliances and by licensing package technologies from certain technology companies. In April 2004, Motorola spun off its semiconductor package business into Freescale and assigned our agreement with Motorola to Freescale, and Freescale has assumed all of Motorola’s right, duties and obligations under the agreement.
     For 2003, 2004 and 2005, our royalty expenses were NT$161 million, NT$143 million and NT$195 million (US$5.9 million), respectively, which accounted for 0.6%, 0.4% and 0.4%, respectively, of our net operating revenues. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us, or at all. In the event that we are unable to license advanced technologies from third parties, we may be required to develop such technologies internally. There can be no assurance that we will be able to develop such technologies internally.
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
     Our principal executive offices and substantially all of our assets are located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. In February 2006, the president of Taiwan suspended activities of the country’s National Unification Counsel, a committee established to assist Taiwan in its efforts to reunite with the PRC. Such suspension is commonly viewed as having a detrimental effect to reunification efforts between the two countries. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.
The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, increases in interest rates and the economic performance of Taiwan markets
     Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During 2005, the Taiwan Stock Exchange Index peaked at 6,575.53 on December 29, 2005, and reached a low of 5,632.97 on October 28, 2005. From January 2, 2005 to May 31, 2006, daily closing values of our shares ranged from NT$22.2 per share to NT$48.5 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

     The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Increases in interest rates and other general economic conditions may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$7.95 between June 7, 2000, the date our ADSs were listed on NASDAQ, and May 31, 2006. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 2,370.88.
     On May 30, 2006, the Taiwan Stock Exchange Index closed at 6,846.95, and the daily closing value of our shares was NT$41.0 per share.
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
Our future tax obligations may adversely affect our profitability
     We have historically treated certain of our revenues as “service revenues” for the purpose of determining our value-added tax, or VAT, obligations. Service revenues have an applicable VAT rate of 0%. The relevant tax authority has determined that a certain amount of such revenues should be taxable and is currently in the process of assessing the aggregate amount of our VAT obligations. Although we believed that our VAT provisions of NT$468 million recorded as of December 31, 2004 were sufficient to cover the liability associated with the tax assessment, we recognized an additional VAT of NT$323 million as other loss in 2005. The total amount of NT$791 million was paid prior to March 31, 2006. We can provide no assurance that the amount of the final assessment will not adversely affect our profitability.
     In addition, according to the newly implemented Alternative Minimum Tax, or AMT, Act effective from January 1, 2006, a company will be subject to a 10% AMT if its annual income exceeds NT$2 million, and an individual will be subject to a 20% AMT if his/her annual income exceeds NT$6 million. The imposition of the AMT is designed to remedy the current excessive tax incentives for individuals and businesses. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT Act also provides that businesses already qualified for five-year tax exemption before December 31, 2005 may continue to enjoy tax incentives and not to be subject to AMT, so long as the construction of their investment projects breaks ground within one year and is completed within three years of the implementation of the AMT Act. Beginning in 2006, we expect to recognize an accrual tax liability as a result of the imposition of the AMT in accordance with the related AMT rules.

Risks Related to Ownership of Our Shares or ADSs
Restrictions on the ability to deposit shares into our ADS program may adversely affect the liquidity and price of the ADSs
     The ability to deposit shares into our ADS program is restricted by ROC law. Under current ROC law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the ROC Securities and Futures Bureau ( the “ROC SFB”) except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:
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
Holders of our ADSs will not have the same proposal or voting rights as the holders of our shares, which may affect the value of your investment
     Due to the amendment to the ROC Company Act and the amendment made to our articles of incorporation accordingly, except for treasury shares, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. The voting rights attaching to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of shareholders collectively in the same manner.
     Moreover, holders of the ADSs do not have individual rights to propose any matter for shareholders’ votes at our shareholders’ meetings. However, holders of at least 51% of the ADS outstanding at the relevant record date may request the depositary to submit to us one proposal per year for consideration at our annual ordinary shareholders’ meeting, provided that such proposal meets certain submission criteria and limitations, including the language and the length of the proposal, the time of submission, the required certification or undertakings, and the attendance at the annual ordinary shareholders’ meeting. A qualified proposal so submitted by the depositary will still be subject to review by our board of directors and there is no assurance that the proposal will be accepted by our board of directors for inclusion in the agenda of our annual ordinary shareholders’ meeting. Furthermore, if we determine, at our discretion, that the proposal submitted by the depositary does not qualify, we have no obligation to notify the depositary or to allow the depositary to modify such proposal.

     Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors and/or supervisors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the shareholders’ meetings and to vote the shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.
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
We may be considered a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.
     We do not believe we were a passive foreign investment company, or PFIC, for 2005 and do not expect to become one in the future, although there can be no assurance in this regard. Based upon the nature of our business activities, we may be classified as a PFIC, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common and preferred shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive foreign investment companies.”
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
     Our headquarters and packaging facilities are located in Taichung, Taiwan, where we had 3,961 wire bonders as of December 31, 2005. In addition, we had 273 testers in Hsinchu and Taichung, Taiwan as of the same date. Taiwan is home to the world’s largest independent wafer foundries and as such is home to one of the world’s leading suppliers of outsourcing semiconductor manufacturing. Our close proximity to and relationships with Taiwan’s leading wafer foundries allow us to benefit significantly from the trend towards outsourcing in the semiconductor industry and to quickly respond to our customers’ needs. Our location in Taiwan also enables our customers to secure seamless services within Taiwan for all of their manufacturing needs, thereby minimizing the time required to deliver finished semiconductor devices to the market.

     We provide packaging and testing services to more than 100 customers worldwide. For 2005, our top customers included the following leading semiconductor suppliers: ATI Technologies, Inc., Broadcom Corporation, Intel Corporation, LSI Logic Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA, SanDisk Corporation, VIA Technologies Inc. and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements. We have established technical and sales teams near major customer facilities, including the Hsinchu Science Park, to work with our customers on developing and implementing new packaging and testing technologies as semiconductors become smaller and more sophisticated.
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
     For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures”.
     B. Business Overview
Our Business
     We offer semiconductor packaging and testing services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial end markets. We offer full back-end turnkey services from wafer probe to final test and drop shipment. The services we offer are customized to the needs of our individual customers. In 2005, 87.3% of our net operating revenues were from packaging services and 12.7% of our net operating revenues were from testing and other services.
     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by product type and the product’s revenues as a percentage of our total net operating revenues:

	Year Ended December 31,
	2003		2004		2005
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Ball grid array packages	11,698	42.7	16,416	46.6	21,963	50.5
Quad flat packages	8,635	31.5	9,435	26.7	8,823	20.3
Small outline packages	3,160	11.5	3,800	10.8	3,911	9.0
Other packages	956	3.5	1,467	4.2	3,259	7.5

Total packaging revenues	24,449	89.2	31,118	88.3	37,956	87.3

Testing and other revenues	2,962	10.8	4,134	11.7	5,532	12.7

Total net operating revenues	27,411	100.0	35,252	100.0	43,488	100.0

     Because our services is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. Our operations, however, are not subject to any clear seasonal effects.
Our Packaging Services
     We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include lead-frame packages and substrate packages, which include ball grid array and module packages (incorporating multiple semiconductor chips) and flip-chip ball gird array packages. Our flip-chip ball grid array packages, which we began to offer in the first quarter of 2001, are based on the proprietary Flex-On-Cap wafer bumping and redistribution technologies we licensed from Flip Chip Technologies L.L.C., or Flip Chip. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins when patterned silicon wafers received from our customers are diced using diamond saws into separate die. Each die is attached to a lead-frame or substrate either directly in a substrate package or first to a die-attached pad in a lead-frame package, by silver paste made with epoxy resin. Leads on the lead-frame or substrate are then connected by extremely fine gold wires to the input/output terminals on the chip, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip and the leads are trimmed and formed into various shapes.
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
Quad Flat Packages

Package	Lead-count	Major Applications	End Uses
Quad Flat Package	100-256	Package with leads on four sides designed for advanced processors, consumer and industrial controllers, digital signal processors and application specific integrated circuits	Desktop personal computers, consumer and industrial products, commercial and office equipment, automotive systems

Low-Profile Quad Flat Package	32-256	Low-profile and lightweight package designed for application specific integrated circuits, digital signal processors, microprocessors/controllers, graphic processors, gate arrays, static random access memory and personal computer chipsets	Wireless communication products, laptop computers, digital cameras, cordless/radiofrequency devices

Package	Lead-count	Major Applications	End Uses
Thin Quad Flat Package	44-176	Designed for lightweight, portable electronics requiring broad performance characteristics	Laptop computers, personal computers, disk drives, office equipment, audio and video products, wireless communication products

Very Thin Quad Flat Package	80-100	Designed for lightweight, portable electronics requiring low profile packages	Laptop computers, personal computers, disk drives, office equipment, audio, video products, wireless communication products

Quad Flat No-lead Package	5-88	Small and light package with improved thermal and electrical performance makes it suitable for wireless transmitters RF front end, hard disk devices and micro-controllers	Wireless communication products, disk drives, portable products, consumer products

Thin Quad Flat No-lead Package	48-56	This device offers similar features to those of Quad Flat No-lead Package, but can process smaller and lighter packages	Wireless communication products, disk drives, portable products, consumer products
Small Outline Packages

Package	Lead-count	Major Applications	End Uses
Plastic Dual In-line Package	14-42	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audioequipment, computer peripherals

Small Outline Package	24-44	Small lead-frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Shrink Small Outline Package	24-70	Small lead-frame package designed for applications requiring reduced height	Pagers, cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Small Outline J-Bend Package	20-44	Package designed for memory and low pin-count applications	Consumer (audio/video/entertainment), communications (pagers/cordless phones), radiofrequency devices, cable TV, office appliances (fax/copiers/printers/personal computer peripherals)

Package	Lead-count	Major Applications	End Uses
Thin Small Outline Package I	28-56	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Very Thin Small Outline Package I	48-56	Package designed for a variety of applications where small sized memory devices are required, such as static random access memory, flash memory and electrically erasable programmable read-only-memory	Memory module, mobile phones, PDAs, laptop computers, and digital still cameras

Dual Die TSOP I	48-56	Package designed for a variety of applications where small sized memory devices are required, such as static random access memory, flash memory and electrically erasable programmable read-only-memory	Memory module, mobile phones, PDAs, laptop computers and digital still cameras

Thin Small Outline Package II	32-86	Smaller version of Thin Small Outline Package I designed for logic and analog devices and memory devices including flash memory, static random access memory, erasable and electrically erasable programmable read only memory, and dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communication products
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
     The following diagram presents the cross section of a flip-chip ball grid array package:
     The following table presents our substrate packages, including the number of leads and the description of and uses for each package format:

Package	Lead-count	Major Applications	End Uses
Flip-Chip Ball Grid Array	256-2,304	Much higher electrical performance than traditional ball grid array for modern, more demanding applications	Workstations, networking, graphics, application specific integrated circuits, personal digital assistants, processors

Chip Scale Package	36-591	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array	Memory, analog, flash memory, application specific integrated circuits, radio frequency devices, personal digital assistants, communications, mobile phones, laptop computers, sub-notebooks, wireless systems

Stacked-Die Chip Scale Package	21-400	Low cost solution for low	Memory, analog, flash

Package	Lead-count	Major Applications	End Uses
		input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array. This device offers double memory capacity with increased device functionality while allowing manufacturers to maintain size reduction roadmaps	memory, application specific integrated circuits, radio frequency devices, personal digital assistants, communications, mobile phones, laptop computers, sub-notebooks, wireless systems

Ball Grid Array	119-1,156	Ball grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communication products, standard connections for peripherals to computers

Thermal Enhanced Ball Grid Array	241-1,521	Optimum low cost solution for high speed, high power applications with multiple routing layers for high performance applications	Application specific integrated circuits, microprocessors, gate arrays, personal digital assistants, communications, mobile phones, laptops, sub-notebooks, boards

Low Profile Ball Grid Array	144-352	Low-profile and light-weight package designed for applications which require high performance	Laptop computers, wireless communication products, computer peripherals

Land Grid Array	7-190	Land grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communication products, standard connections for peripherals to computers

Organic Leadless Chip Carrier	28-48	Package designed for CMOS image sensor chip, which offers small and light-weight for image applications	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Ceramic Leadless Chip Carrier	48	Offers similar feature as organic leadless chip carrier, but only using ceramic substrate material	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Package	Lead-count	Major Applications	End Uses
Organic Leadless Grid Array	28-48	Offers small and light-weight for image sensor applications and is made of organic substrate designed for better thermal performance	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

CMOS Image Sensor Module	n/a	Offers manufacturing flexibility for customized solutions for image sensor applications that require short time-to-market	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance
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
     Wafer Probing. Wafer probing is the step immediately before packaging of integrated circuits and involves sorting the processed wafer for defects to ensure that it meets customer acceptance criteria. Integrated circuits on an accepted wafer are then individually inspected visually under microscopes before packaging and final testing.
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
     Other Testing Services. In addition to wafer probing and final testing services, we also provide “system-level testing” for testing products on motherboards with automatic load and unload features, “dynamic burn-in” service to screen out device infant mortality, “laser repair/laser trim” to modify device connection structure for specific product applications, “lead/ball scanner” to screen out abnormal products, including bent lead or ball defective devices from being shipped to end customers, “marking” to specify the unique customer logo and batch identification on product as for traceability and “tape and reel” to packing devices into one complete reel for surface mount operation.
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

Customers
     We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2003, 2004 and 2005, 48.7%, 45.0% and 42.3% of our net operating revenues were derived from sales to our top five customers, respectively, and 66.8%, 64.8% and 62.6% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2005, our top two customers provided approximately 11.0% and 10.0%, respectively, of our net operating revenues. Our representative customers as of December 31, 2005 include ATI Technologies, Inc., Broadcom Corporation, Intel Corporation, LSI Logic Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA Corp., SanDisk Corporation, VIA Technologies Inc. and Xilinx, Inc.
     Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry leading customers help us to further develop their technology and position us to benefit from the high unit volumes of these major semiconductor customers.
     Set forth below is a geographic breakdown of our net operating revenues for the periods presented below:

	Year Ended December 31,
	2003		2004		2005
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Taiwan	11,875	43.3	14,127	40.1	16,544	38.0
U.S. and Canada	14,775	53.9	20,001	56.7	24,349	56.0
Others (1)	761	2.8	1,124	3.2	2,595	6.0

(1)	Includes primarily Japan, Germany, Singapore and Hong Kong.
     Sales from outside of Taiwan accounted for 56.7%, 59.9% and 62.0% of our net operating revenues in 2003, 2004 and 2005, respectively. We primarily target U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our U.S. and Canadian customers, including ATI Technologies, Inc. and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and expect sales to Japan to increase in the near future.
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
     Our sales and marketing efforts are primarily carried out by our sales team in Taichung and Hsinchu near many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with sales offices in San Jose and Huntington Beach, California, Chelmsford, Massachusetts, Tempe, Arizona, and Lewisville, Texas, is responsible for our sales in the United States.
     We have signed annual or bi-annual contracts with our major domestic customers. These contracts normally provide that the quantities of products furnished by us are updated by the customer every month, generally through three-month non-binding rolling forecasts. We have such formal contracts with some of our overseas customers.
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
     Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1993, QS 9000 in 1999 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in August 2003 and OHSAS 18001 certification for safety and health management system in December 2004.

     As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.84% for lead frame base, 99.8% for substrate base, 99.7% for flip-chip and 99.8% for wafer bumping products in 2005. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to lead-frames or substrates.
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
     Our research and development personnel are divided among our design department, characterization department and product development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2003, 2004 and 2005, our research and development expenses amounted to NT$559 million, NT$753 million and NT$858 million (US$26.2 million), respectively.
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

     Our major suppliers of raw materials, including Phoenix Precision Technology Corp., Sumitomo Metal Mining Asia Pacific Pte Ltd., Sumitomo Bakelite (Taiwan) Co., Ltd., Kinsus Interconnect Technology Corp., Chang Wah Electromaterials Inc. and Nan Ya Printed Circuit Board Corp. are leading companies in the types of materials they supply. We work closely with them, provide them with rolling forecasts, weekly requirement schedules and update them on the status of our new products. Due to the growth of substrate packaging products that are sold, our raw material costs have also increased. For 2003, 2004 and 2005, our raw material costs were 52.9%, 54.7% and 56.0%, respectively, of cost of goods sold. We expect that raw materials will continue to constitute a significant portion of our cost of goods sold as demand for substrate packaging products continues to increase.
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
Equipment
     In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc., ASM Technology Singapore PTE LTD. and TOWA Corporation. As of December 31, 2005, we operated 3,961 wire bonders. We also had 273 testers in Taichung and Hsinchu, Taiwan. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.
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
Competition
     We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), STATS ChipPAC Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Astra International (Indonesia), Carsem Bhd. (Malaysia) and Shinko Electric Industries Co., Ltd. (Japan). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.
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
Strategic Investments
     We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint ventures and strategic investments in companies located in Taiwan and the United States engaged in the semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our product offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. We are able to maintain close relationships with these companies and influence strategic management decisions through representation on the boards of many of these companies. These participations include:
•	ChipMOS. As of December 31, 2005, we held a 28.8% equity interest in ChipMOS, which is engaged in the business of semiconductor packaging and testing and LCD driver and IC manufacturing. We acquired this equity interest in 1997 as part of a joint-venture arrangement with Mosel Vitelic Inc., Mr. Frank Lee, one of our officers, is a director of ChipMOS.

•	Sigurd Microelectronics Corp. As of December 31, 2005, we held, directly and indirectly, a 24.0% equity interest in Sigurd Microelectronics Corp. Sigurd provides lower-end packaging and testing services. Mr. Byron Chiang, one of our officers, is a director of Sigurd.

•	Double Win Enterprise Co. Ltd. As of December 31, 2005, we held a 24.1% equity interest in Double Win Enterprise Co. Ltd., which is engaged in the business of printed circuit boards and surface mount technology. Mr. Frank Lee and Mr. Byron Chiang, two of our officers, are directors of Double Win Enterprise Co. Ltd. Mr. Chao-Hong Huang, one of our officers, is a supervisor of Double Win Enterprise Co. Ltd.

•	Phoenix Precision Technology Corporation. As of December 31, 2005, we held, directly and indirectly, a 17.6% equity interest in Phoenix Precision, a supplier of semiconductor raw materials, including substrates. Mr. Bough Lin, our Chairman, Mr. Yen-Chun Chang, one of our directors, and Ms. Teresa Wang, one of our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Jerome Tsai, one of our directors, is supervisor of Phoenix Precision. Mr. Wen-Lung Cheng, one of our supervisors, is supervisor of Phoenix Precision.

•	King Yuan Electronics Co., Ltd. As of December 31, 2005, we held a 8.8% equity interest in King Yuan, which is engaged in the business of semiconductor testing. Mr. Bough Lin, our Chairman, and Mr. Fu-Mei Tang, one of our supervisors, are directors of King Yuan.
     In May 2004, we sold all of our interest in Taiwan Hi-tech Corporation, a company engaged in the business of solder plating, for NT$100 million (US$3.1 million).

     In 2005, we sold all of our interest in ThaiLin Technology Corporation, which is engaged in the business of memory testing for NT$192 million (US$5.9 million).
     On March 1, 2005, Universal Communication Technology Inc., or Universal Communication, merged with Sigurd Microelectronics Corp. and Universal Communication was subsequently liquidated.
Intellectual Property
     As of December 31, 2005, we held 346 Taiwan patents and 238 U.S. patents and 41 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2005, we also had a total of 95 pending patent applications in the United States, 138 in Taiwan and 79 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.
     We have licensed from Freescale, formerly part of Motorola, the technology for ball grid array for which we make royalty payments based upon the number of pads or balls used in our packages. This license will expire in December 2010. In April 2004, Motorola spun off its semiconductor package business into Freescale and assigned our agreement with Motorola to Freescale, and Freescale has assumed all of its right, duties and obligations under the agreement. We have also implemented new packages by entering into other technology alliances and by licensing leading-edge package technologies, including:
•	Flip Chip’s Wafer Bumping and Redistribution technology, which enables us to form and/or redistribute bumps on the chip to make a silicon die, is able to be directly attached to the substrate using the aforementioned bumps rather than wire bonding. This license will expire in November 2014.

•	Flip Chip’s flip-chip wafer Level CSP technology, which enables us to produce a chip scale package at the stage of wafer level. This license will expire in January 2011.

•	FujiTsu Limited’s electroplating bumping technology which enables us to produce a bumped wafer with cost-effective, fine-pitch and high-reliability features instead of screen printing bump to meet current market requirements. This license will expire in December 2007.

•	LSI Logic Corporation’s packaging technology pertaining to flip-chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001. This license will expire in January 2010.

•	Tessera, Inc.’s TCC technology which enables us to produce micro ball grid array products. This license will terminate at the expiration of the patent.

•	ITRI’s electrical enchanced-PBGA technology which enables us to produce a high electrical performance packages by consolidated power ring and ground ring. The license will expire in Dec 2007.
     In 2003, 2004 and 2005, ongoing royalty expenses to the companies from which we license intellectual property were NT$161 million, NT$143 million and NT$195 million (US$5.9 million), respectively, which accounted for 0.6%, 0.4% and 0.4%, respectively, of our net operating revenues. With the increasing pace of technological change in the semiconductor industry, however, we expect that royalty expenses will increase in the future.
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
Environmental Matters
     The principal pollutants produced during semiconductor packaging are waste water and gases from the processes including solder plating, wafer grinding and die dicing. During these processes, waste water is produced when water is used to cool and rinse wafers while they are being diced and ground, or to rinse semiconductor chips when lead-frames are being plated.
     In addition, solid waste materials produced during the packaging process include scraps such as metal lead-frame, printed-circuit-board-like substrate and excess molding resin.
     As for the newly developed bumping process, waste water is produced when water is used to rinse wafers in the processes of etching and solder deposition. Gases come from the emissions of solvents that are used to clean wafers during the bumping process.
     To mitigate environmental claims, we maintain pollution control facilities in good conditions at all of our factories. We have installed various types of pollution control equipment dedicated to different properties of pollutants for the best treatment of gaseous waste and waste water in our facilities. As part of our pollution control programs, we also subcontract certain waste disposal and recycling work to suppliers qualified by the Environmental Protection Administration. Furthermore, we also actively monitor any changes in the international environmental requirements in the electronic and semiconductor industries. In order to respond quickly to such changes, we believe that we are in compliance with the existing environmental requirements of semiconductor industries and regulations in Taiwan in all respects
Insurance
     Our insurance policies on buildings, equipment and inventories cover damages due to natural disasters, excluding earthquakes. We maintain insurance policies on both our old and new production facilities in Taichung and Hsinchu, Taiwan and on inland transit of inventories. Our property insurance covers replacement costs for our assets. Our insurance also includes protection from losses caused by business interruption for seven to fourteen consecutive working days. As of December 31, 2005, we had a maximum coverage of NT$72,420 million (US$2,207.9 million) and other specified limits and exclusions.
     We also maintain insurance on the silicon wafers delivered to us. These insurance policies cover the risk of loss of the silicon wafers while they are in our possession or consigned by our customers and/or during inland transportation.
Employees
     See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.
Capital Expenditures and Divestitures
     Our capital expenditures amounted to NT$4,885 million, NT$9,785 million and NT$8,245 million (US$251.4 million) in 2003, 2004 and 2005, respectively. Our initial budget for capital expenditures for 2006 is approximately US$373 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

     We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	4,627	8,777	7,673	234.0
Land and building construction and purchases	258	1,008	572	17.4
Litigation (Tessera issue)
     On March 1, 2006, we were notified of a civil lawsuit brought by Tessera Inc., a U.S. corporation, against us and our subsidiary, Siliconware USA, Inc. in the United States. Currently, we are unable to assess the potential liabilities arising out of this claim due to insufficient information provided in the scope of the infringement of patent rights caused by our services is specified in the bill of complaint. As such, we have not estimated or recognized any losses or expenses with regard to the lawsuit.
     C. Organizational Structure
     The following table sets forth certain information as of December 31, 2005 regarding certain companies in which we consolidated and the principal business of each such entity.

			Total Paid-in		Direct/Indirect
			Capital (1) of		Equity
Company	Main Activities	Location	Such Entity		Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	62.8	100.0%

Siliconware Investment Company Ltd.	Investment activities	Taipei, Taiwan	NT$	1,770.0	100.0%

Siliconware U.S.A. Inc.	Sales, solicitation, marketing and order collection ordering in North America	San Jose, CA, USA	US$	1.3	100.0%

SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	35.1	100.0%

Siliconware Technology (Suzhou) Limited	Manufacturing of DRAM modules, flash memory cards, transistor and other electronic components	Suzhou, Jiangsu, China	US$	35.0	100.0%

(1)	Aggregate par value of all issued shares.

The following table sets forth certain information regarding our equity investees that are accounted for under equity method and cost method as of December 31, 2005.

			Total Paid-in	Direct/Indirect
			Capital(1) of	Equity
Company	Main Activities	Location	Such Entity	Interest
			(in millions)
ChipMOS Technologies Inc.	Testing and assembly of integrated circuits	Hsinchu, Taiwan	NT$8,934.4	28.8%

Sigurd Microelectronics Corp	Testing and assembly of integrated circuits	Hsinchu, Taiwan	NT$1,857.6	24.0%

Double Win Enterprise Co., Ltd	PCB, SMT process and hand insert	Taoyuan, Taiwan	NT$280.0	24.1%

Phoenix Precision Technology Corp	Researching, developing, manufacturing and selling ball grid array substrate	Hsinchu, Taiwan	NT$5,793.9	17.6%

King Yuan Electronics Co., Ltd.	IC testing	Hsinchu, Taiwan	NT$9,154.0	8.8%

(1)	Aggregate par value of all issued shares.
     D. Property, Plants and Equipment
     We provide packaging services through our three facilities in Taichung, Taiwan. In addition, we provide testing services through our facilities in Hsinchu and Taichung, Taiwan. We own all of our packaging and testing facilities.
     The following table shows the location, size and wire bonding or testing capacity of each of our facilities and the property on which each facility is located as of December 31, 2005.

				Wire Bonding or
Facility	Location of Facility	Size of Facility	Size of Land(1)	Testing Capacity
		(square meters)	(square meters)
Facility I	Taichung, Taiwan	6,755	7,881	1,900 wire bonders
Facility II	Taichung, Taiwan	81,146	26,246	418 wire bonders
Facility III	Taichung, Taiwan	134,620	39,455	113 testers, 1,643 wire bonders
Facility IV	Hsinchu, Taiwan	32,645	14,215	160 testers

(1)	We own all of our properties except otherwise noted.
     Our principal executive offices are located at Facility II in Taichung, Taiwan. Our research and development activities are also located at this facility. Facility III, which was completed in the second half of 2004, is used for testing and 12-inch wafer bumping and other assembly purposes.
     We also have plans to expand our operations to the PRC in anticipation of future market demand sourced from our existing and new customers based in China. Many of our customers and competitors have announced plans to begin operation in the PRC. We believe that, as a leading packaging and testing company, we are in a competitive position to gain a significant market share in this developing market. In December 2001 and June 2004, we obtained foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs to invest up to US$50 million in aggregate in Suzhou, PRC. As of March 31, 2006, we had invested a total of US$50 million in this subsidiary. We are in the stage of ramping up our facilities in Suzhou for the manufacturing of DRAM modules, flash memory cards, transistors and other electronic components.

Item 4A. Unresolved Staff Comments
     We received comments from the Staff on September 23, 2005 on our annual report for the year ended December 31, 2005. All of these comments have been resolved, and we have restated certain US GAAP reconciliation footnotes in relation to derivative instruments for the years ended December 31, 2002, 2003 and 2004, and included such restatements in this annual report.
Item 5. Operating and Financial Review and Prospects
     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to ROC GAAP, which differ from US GAAP. For a discussion of the material differences, see note 30 to our financial statements included elsewhere in this annual report.
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
     The semiconductor industry experienced moderate recovery in 2003, 2004 and 2005, and we recorded operating income of NT$2,521 million, NT$4,333 million and NT$7,249 million (US$221 million) in 2003, 2004 and 2005, respectively. Increases in our operating income were also attributable to increases in our offering more advanced packaging services and testing of high-performance semiconductor products.
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

Consolidation
     Under ROC GAAP prior to January 1, 2005, we were required to include in our consolidated financial statements direct and indirect subsidiaries with total assets or total operating revenues that individually comprised at least 10% of our total assets or total operating revenues. For subsidiaries that did not individually exceed such threshold, we calculated whether the aggregate of either the total assets or total operating revenues of such subsidiaries exceeded 30% of our respective non-consolidated amounts. Each of such subsidiaries was required to be consolidated only if its total assets or total operating revenues constituted at least 3% of our non-consolidated total assets or total operating revenues, respectively. However, effective January 1, 2005, the scope of consolidation has been expanded to include all investees that are not majority-owned, but over which we can exercise significant control. For each of 2003, 2004 and 2005, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.
     Upon adoption of the amended ROC GAAP Statement of Financial Accounting Standards, or ROC SFAS, No. 1 “Consolidated Financial Statements” and ROC SFAS No. 7, which became effective on January 1, 2005, we are required to prepare consolidated financial statements on a semiannual basis. Such consolidated financial statements should include all entities over which we hold more than 50% of voting shares or has effective control as defined under ROC SFAS No. 7.
Delay in Recognition of Investment Income in Certain Investee Companies Accounted for Under Equity Method
ChipMOS
     As of March 31, 2006, we owned a 28.8% equity interest in ChipMOS, a semiconductor packaging and testing and LCD driver integrated circuit manufacturing company, located in Hsinchu, Taiwan.
     We entered into a joint venture agreement with Mosel Vitelic in July 1997 to establish ChipMOS. We contributed NT$1,400 million in the form of cash and NT$100 million in the form of packaging technology know-how in exchange for a 30% equity interest in ChipMOS. Mosel Vitelic received a 48% interest in ChipMOS, and the remaining ownership interests in ChipMOS were allocated to several institutions and individuals selected by Mosel Vitelic. We are entitled to appoint two out of the seven-member board of directors of ChipMOS. Pursuant to the joint venture agreement, we are required to maintain a minimum 18% equity interest in ChipMOS for five years from the date of any initial public listing of ChipMOS. If ChipMOS requires guarantees of its indebtedness to obtain financing, we and Mosel Vitelic are required under the joint venture agreement to provide these guarantees in the ratios of 30% and 70%, respectively. As of December 31, 2005, we had not provided any guarantees with respect to ChipMOS’s indebtedness.
     The ROC SFB has allowed us to delay our recognition of investment income in certain investee companies accounted for under the equity method. In 2002, because ChipMOS did not provide its financial statements to us in time to enable us to recognize its financial results for such period, prior to January 1, 2005, we were permitted by the ROC SFB to delay the recognition of the investment loss of ChipMOS in our financial results until June 30 of the following year. As a result, we did not recognize investment loss of ChipMOS for 2002 in our financial results under ROC GAAP until the first quarter of 2003. For the first three months ended March 31, 2003, we recognized an investment loss amounting to NT$366 million for ChipMOS’s financial results in 2002. If this investment loss had been included in our results for 2002, our non-operating income, income before income tax and net income for 2002 would have been reduced by the same amount and our basic and diluted earnings (loss) per share in 2002 would have been reduced by NT$0.2. In 2003 and 2004, we also experienced delays in recognition of investment income. For the first three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. From January 1, 2005, we adopted the amended ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income of investees accounted for under the equity method until the subsequent year and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the corresponding periods. Therefore, for the three months ended March 31, 2005, we recorded our investment income of NT$667 million from ChipMOS in 2004 as cumulative effects of changes in accounting principles and recognized an investment income of NT$433 million from ChipMOS’s financial results in 2005.

     Under US GAAP, however, there is no provision that allows us to delay recognition of ChipMOS’s financial results. In 2003, 2004 and 2005, our investment income from ChipMOS were NT$250 million, NT$664 million and NT$469 million (US$14.3 million) under US GAAP. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP.
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
Double Win and Taiwan High-tech
     Recognition of our investment income (loss) in Double Win Enterprise Co., Ltd. and Taiwan Hi-tech Corporation has consistently been recorded in the subsequent year on a delayed basis. Accordingly, the combined investment income of NT$3 million and NT$5 million from investments in these two companies for 2003 and 2004, respectively, and the combined investment loss of NT$17 million (US$0.5 million) for 2005 were based on the audited financial statements of the investee companies for 2002, 2003 and 2004, respectively.
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
Change in Product Mix
     Beginning in 2004, our substrate packages accounted for a majority of our net operating revenues in relation to our packaging business. Our lead-frame products (including quad flat packages), which had been our major packaging products since January 1998, still account for a substantial percentage of our net operating revenues.
     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by product type (which are more fully described in Item 4. “Information on the Company—B. Business Overview—Our Business”) and each product’s revenues as a percentage of our total net operating revenues:

	Year Ended December 31,
	2003		2004		2005
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Ball grid array packages	11,698	42.7	16,416	46.6	21,963	50.5
Quad flat packages	8,635	31.5	9,435	26.7	8,823	20.3
Small outline packages	3,160	11.5	3,800	10.8	3,911	9.0
Other packages	956	3.5	1,467	4.2	3,259	7.5

Total packaging revenues	24,449	89.2	31,118	88.3	37,956	87.3

Testing and other revenues	2,962	10.8	4,134	11.7	5,532	12.7

Total net operating revenues	27,411	100.0	35,252	100.0	43,488	100.0

Expansion and Utilization Rate
     In 2000, we expanded our packaging capacity significantly, increasing the number of wire bonders to 1,829, and added testing capacity to our operations through our acquisition of Siliconware Corp., through which acquisition we acquired 140 testers. However, in 2001, our capacity utilization rate declined significantly due to a downturn in the semiconductor industry and, as a result, we expanded less aggressively than we did in 2000. Our wire bonders further increased to 2,869 as of December 31, 2003 from 2,481 as of December 31, 2002, whereas our number of testers remains nearly the same at 196 as of December 31, 2003, compared to 198 as of December 31, 2002. Our number of wire bonders and testers increased to 2,999 and 249, respectively as of December 31, 2004 and 3,961 and 273, respectively, as of December 31, 2005 as we continue to expand our capacity in order to meet increasing demand from our clients.
     Our operating results are affected by relatively high fixed costs. For example, a wire bonder typically costs between US$70,000 and US$75,000. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities was 80%, 90% and 94% in 2003, 2004 and 2005, respectively.
Applications of Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 30 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.
     We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition
     We principally provide packaging and testing services of integrated circuits, which may be packaging only, test only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. If multiple services are negotiated in one contract, we recognize revenues based on their relative fair values when all of the revenue recognition criteria are met. As we are not engaged in product sales, we do not account for sales returns.
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
     We evaluate our equity investments for impairment due to declines in the market value that are considered other than temporary. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in market value is other than temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.
     Artest Corporation, an investee accounted for under the equity method, incurred significant losses since the dates of our investments and there is no indication of recovery in the near future. During 2003, we concluded that the impairment loss was other than temporary. Accordingly, in 2003, we recorded an impairment charge of NT$157 million on this long-term equity investment to write off the carrying value of the investment to its fair value. The amount of the write off is determined as follows: (1) whether there is a quoted market value to determine its fair value; and (2) based on our evaluation, whether the carrying value of the assets and liabilities of the investee approximated its fair value. If the fair value of the investee was lower than its carrying value, additional impairment may be recorded. We further recorded an impairment charge of NT$8 million during 2004 on our long-term equity investment in Artest Corporation to write down the carrying value of the investment to fair value. As of December 31, 2005, the carrying amount of our investment in Artest Corporation was nil.
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
     In 2005, we recognized an impairment charge of NT$69 million for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets to be disposed to be zero based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipments due to technology phase out and replacement in 2005.
Provision for Income Taxes and Deferred Tax Asset Valuation Allowances
     As of December 31, 2005, we had approximately NT$2,469 million (US$75.3 million) of net deferred tax assets related principally to investment tax credits that expire at various dates through 2008, the unrealized loss on long-term investments and loss carryforwards. Valuation allowance was provided to reduce the deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.
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

Goodwill
     Goodwill arising from business combination is recognized under US GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review, at the “reporting unit” level, upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2005.
Embedded Derivatives
     Under US GAAP, the convertible or exchangeable option embedded in investments in convertible bonds or exchangeable bonds is separated from the host and accounted for as though it was a discrete derivative instrument when the embedded derivative meets the definition of a derivative instrument under SFAS No. 133 and are not clearly and closely related to the economic characteristics and risks of the host contract. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings.
     Under ROC GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized in the statement of operations by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the stock is recorded to additional paid-in capital. No gain or loss is recognized.
     Under US GAAP, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position (the “Scope Exception”).
     We issued US$200 million zero coupon convertible bonds on January 28, 2002 (the “2002 Bonds”). The 2002 Bonds are denominated in US dollars and allows the bondholders to redeem at 105.9185% of its par value on July 29, 2004. The premium put option is considered mutually exclusive with the conversion option and must be analyzed as one unit. Under US GAAP, the embedded feature with the combination of mutually exclusive feature would exclude the convertible bonds indexed only to the issuer’s own stock. Additionally, our 2002 Bonds allow the bondholders to convert their bonds into either our common shares which are traded on the Taiwan Stock Exchange (denominated in New Taiwan dollars) or into our ADSs which are traded on NASDAQ (denominated in US dollars). The conversion terms contain a fixed foreign exchange feature which determines the rate at which the bonds will be converted into our shares denominated in New Taiwan dollars. As a result, the combination of the conversion option and the fixed foreign exchange rate would also make the 2002 Bonds not only indexed to our own stock. Under SFAS 133, the compound embedded derivative would require to be fair valued. We had issued US$200 million zero coupon convertible bonds on February 5, 2004 (the “2004 Bonds”). Similar to the 2002 Bonds, the 2004 Bonds contain a foreign exchange element which allows the bondholders to convert into our shares denominated in New Taiwan dollars or ADS, and hence the compound derivative instrument requires to be fair valued under the same foregoing reason. We recognized interest expense arising from the amortization of bond discount and gain (loss) on subsequent conversion and/or buyback of convertible bonds.
     As of December 31, 2003, 2004 and 2005, the total amount of net gain (loss) recognized from applying derivative accounting amounting to NT$86.2 million, NT$(80.2) million and NT$(2,423) million (US$(73.9) million), respectively, based on the independent appraisal report.

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
     Due to the growth of substrate packaging products, our raw material costs as a percentage of total cost of goods sold have increased significantly because of high cost of substrate. For 2003, 2004 and 2005, our raw material costs were 52.9%, 54.7% and 56.0%, respectively, of our cost of goods sold. Due to our capacity expansion, depreciation expense has increased significantly. For 2003, 2004 and 2005, depreciation, included in overhead, amounted to NT$4,732 million, NT$5,364 million and NT5,680 million (US$173 million), respectively, and was approximately 20.4%, 18.8% and 16.7%, respectively, of our cost of goods sold. The increases in depreciation expenses in 2003, 2004 and 2005 were the result of putting into operation additional 388, 130, and 962 wire bonders during 2003, 2004 and 2005, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.
Operating Expenses
     Our operating expenses consist of the following:
•	Selling Expenses. Selling expenses consist primarily of salaries and related personnel expenses and other marketing expenses.

•	General and Administrative Expenses. General and administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for product and technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.
Results of Operations
     The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
	%	%	%
	(audited) (consolidated)
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	85.0	81.9	78.1

Gross profit	15.0	18.1	21.9

Operating expenses:
Selling expenses	1.5	1.6	1.3
General and administrative expenses	2.3	2.1	1.9
Research and development expenses	2.0	2.1	2.0

Operating expenses	5.8	5.8	5.2

Operating income	9.2	12.3	16.7

Investment income (loss)	(1.9)	0.9	1.0
Net non-operating income (loss)	0.8	(2.3)	(0.2)

Income before income tax and minority interest	8.1	10.9	17.5
Income tax benefit	2.3	1.3	—

Income from continuing operations	10.4	12.2	17.5

Cumulative effects of changes in accounting principle	—	—	1.5
Net income (loss)	10.4	12.2	19.0

2005 Compared to 2004
     Net operating revenues. Net operating revenues increased by 23.4% from NT$35,252 million in 2004 to NT$43,488 million (US$1,325.9 million) in 2005. Net operating revenues from our packaging business increased by 22.0% from 2004 to 2005, whereas net operating revenues from our testing and other services increased by 33.8% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones and wireless networks. Due to market competition, the prices of our package products generally declined during 2004 and 2005.
     Ball grid array package sales increased by 33.8% from NT$16,416 million in 2004 to NT$21,963 million (US$669.6 million) in 2005. The increase in ball grid array package sales was attributable to the increase in sales of higher-end assembly and wafer level packaging services. In 2005, ball grid array package products accounted for 50.5% of our net operating revenues, up from 46.6% in 2004.
     Quad flat package sales decreased by 6.5% from NT$9,435 million in 2004 to NT$8,823 million (US$269.0 million) in 2005. The increase in quad flat package sales was attributable to increase in unit sales of quad flat package products, which increased by 5.7% from 692.9 million units in 2004 to 732.5 million units in 2005. In 2005, quad flat package products accounted for 20.3% of our net operating revenues, down from 26.7% in 2004.
     Small outline package sales increased by 2.9% from NT$3,800 million in 2004 to NT$3,911 million (US$119.2 million) in 2005. The increase in our small outline package sales was attributable to increase in unit sales of small outline package products, which increased by2.6% from 633.4 million units in 2004 to 650.1 million units in 2005. In 2005, small outline package products accounted for 9.0% of our net operating revenues, down from 10.8% in 2004.

     Gross profit and gross margin. Our gross profit increased by 49.3% from NT$6,381 million in 2004 to NT$9,528 million (US$290.5 million) in 2005. Our gross margin (gross profit as a percentage of net operating revenues) increased from 18.1% in 2004 to 21.9% in 2005. Our cost of goods sold increased by 17.6% from NT$28,871 million in 2004 to NT$33,960 million (US$1,035.4 million) in 2005, primarily due to a greater emphasis on higher quality package and testing services as well as a continuing environment of rising variable costs such as for raw materials (in particular, the cost of substrate), labor and overhead. The increases in gross profit and gross margin were primarily due to higher equipment utilization, depreciation savings and cost control measures.
     Operating expenses. Operating expenses increased by 11.3% from NT$2,048 million in 2004 to NT$2,279 million (US$69.5 million) in 2005. Operating expenses as a percentage of net operating revenues decreased from 5.8% in 2004 to 5.2% in 2005.
•	Selling expenses. Selling expenses increased by 3.1% from NT$549 million in 2004 to NT$566 million (US$17.3 million) in 2005 mainly due to an increase in salaries.

•	General and administrative expenses. General and administrative expenses increased by 14.6% from NT$747 million in 2004 to NT$856 million (US$26.1 million) in 2005 due primary to increased salaries paid to administrative personnel.

•	Research and development expenses. Research and development expenses increased by 13.9% from NT$753 million in 2004 to NT$858 million (US$26.2 million) in 2005 due to increased salaries paid to R&D personnel and cost for developing new products.
     Operating income and operating margin. We recorded an operating income of NT$4,333 million and an operating margin of 12.3% (operating income as a percentage of net operating revenues) in 2004 and generated operating income of NT$7,249 million (US$221.0 million) and operating margin of 16.7% in 2005. The increase in operating margin was primarily due to an increase of gross margin.
     Net non-operating income (loss). Our net non-operating income (loss) increased from NT$(508) million in 2004 to NT$360 million in 2005. The increase in net non-operating income was primarily due to lower other non-operating loss and an increase in investment income. The decrease in other non-operating loss in 2005 was due to a decrease in the provision for the estimated liabilities arising in connection with our VAT-related tax assessment from NT$468 million in 2004 to NT$323 million in 2005 and a decrease in the recognition of impairment loss on idle property, plants and equipment from NT$461 million in 2004 to NT$69 million in 2005. The increase in investment income was due to our investment in ChipMOS. For 2005, we recognized an investment income of NT$433 million (US$13.2 million) from ChipMOS’s financial results in 2005, whereas for the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. If the investment loss and gain were recorded in their respective years, our net operating loss would have been different.
     Cumulative effects of changes in accounting principles. From January 1, 2005, we ceased to defer the recognition of investment income of investees accounted for under the equity method. We recognized an investment income of NT$668 million (US$20.4 million) from ChipMOS’s 2004 financial results and an investment loss of NT$17 million (US$0.5 million) from Double Win’s 2004 financial results as cumulative effects of changes of accounting principles of total NT$651 million (US$19.8 million) in 2005.
     Income tax (expense) benefit. We recognized an income tax benefit of NT$457 million primarily due to investment tax credits, the unrealized loss on long-term investments and loss carryforward in 2004. We recognized an income tax expense of NT$16 million (US$0.5 million) primarily due to a large increase of income from continuing operations before tax and a decrease of the investment tax credits available for us in 2005. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.

     Net income (loss). As a result of the factors discussed above, we recorded a net income of NT$4,282 million in 2004, compared with a net income of NT$8,244 million (US$251.3 million) in 2005.
2004 Compared to 2003
     Net operating revenues. Net operating revenues increased by 28.6% from NT$27,411 million in 2003 to NT$35,252 million in 2004. Net operating revenues from our packaging business increased by 27.3% from 2003 to 2004, whereas net operating revenues from our testing and other services increased by 39.6% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones and wireless networks. Due to market competition, the prices of our package products generally declined during 2003 and 2004.
     Ball grid array package sales increased by 40.3% from NT$11,698 million in 2003 to NT$16,416 million in 2004. The increase in ball grid array package sales was attributable to the increase in unit sales of ball grid array package products, which increased by 11.2% from 221.5 million units in 2003 to 246.3 million units in 2004. In 2004, ball grid array package products accounted for 46.6% of our net operating revenues, up from 42.7% in 2003.
     Quad flat package sales increased by 9.3% from NT$8,635 million in 2003 to NT$9,436 million in 2004. The increase in quad flat package sales was attributable to increase in unit sales of quad flat package products, which increased by 29.2% from 536.1 million units in 2003 to 692.9 million units in 2004. In 2004, quad flat package products accounted for 26.7% of our net operating revenues, down from 31.5% in 2003.
     Small outline package sales increased by 20.3% from NT$3,160 million in 2003 to NT$3,800 million in 2004. The increase in our small outline package sales was attributable to increase in unit sales of small outline package products, which increased by 0.3% from 631.7 million units in 2003 to 633.4 million units in 2004. In 2004, small outline package products accounted for 10.8% of our net operating revenues, down from 11.5% in 2003.
     Gross profit and gross margin. Our gross profit increased by 55.1% from NT$4,114 million in 2003 to NT$6,381 million in 2004. Our gross margin (gross profit as a percentage of net operating revenues) increased from 15.0% in 2003 to 18.1% in 2004. Our cost of goods sold increased by 23.9% from NT$23,298 million in 2003 to NT$28,871 million in 2004, primarily due to a greater emphasis on higher quality package and testing services as well as a continuing environment of rising variable costs such as for raw materials (in particular, the cost of substrate), labor and overhead. The increases in gross profit and gross margin were primarily due to higher equipment utilization, depreciation savings and cost control measures.
     Operating expenses. Operating expenses increased by 28.5% from NT$1,593 million in 2003 to NT$2,048 million in 2004. Operating expenses as a percentage of net operating revenues remained relatively the same at 5.8% in 2003 and 2004.
•	Selling expenses. Selling expenses increased by 32% from NT$415 million in 2003 to NT$549 million in 2004 mainly due to commission fees paid to Siliconware USA Inc. for sales of our products in North America.

•	General and administrative expenses. General and administrative expenses increased by 20.7% from NT$618 million in 2003 to NT$747 million in 2004 due primary to increased salaries paid to administrative personnel.

•	Research and development expenses. Research and development expenses increased by 34.6% from NT$559 million in 2003 to NT$753 million in 2004 due to increased salaries paid to R&D personnel and cost for developing new products.
     Operating income and operating margin. We recorded an operating income of NT$2,521 million and an operating margin of 9.2% (operating income as a percentage of net operating revenues) in 2003 and generated operating income of NT$4,333 million and operating margin of 12.3% in 2004. The increase in operating margin was primarily due to an increase of gross profit as a percentage of operating revenues.

     Net non-operating loss. Our net non-operating loss increased by 59.4% from NT$318 million in 2003 to NT$508 million in 2004. The increase in net non-operating loss was primarily due to higher other non-operating loss, offset by a decrease in investment loss. The increase in other non-operating loss in 2004 was due to a provision of NT$468 million for the estimated liabilities arising in connection with our VAT-related tax assessment and increase in the recognition of impairment loss on idle property, plants and equipment from NT$132 million in 2003 to NT$461 million in 2004. The decrease in investment loss was due to our investment in ChipMOS. For the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003, whereas for the three months ended March 31, 2003, we recognized an investment loss of NT$366 million from ChipMOS’s financial results in 2002. If the investment loss and gain were recorded in their respective years, our net operative loss would have been different. Under US GAAP, there is no provision that allows us to delay recognition of ChipMOS’s income or loss.
     Income tax benefit. We recognized an income tax benefit of NT$636 million and NT$457 million in 2003 and 2004, respectively, primarily due to investment tax credits, the unrealized loss on long-term investments, and loss carryforward in both years. The decrease in income tax benefit was mainly due to the change in allowance taken in respect of deferred taxable assets. A valuation allowance has been provided against the deferred taxable assets to the extent that the tax benefit will more likely than not be realized.
     Net income (loss). As a result of the factors discussed above, we recorded net income of NT$2,839 million in 2003, compared with net income of NT$4,282 million in 2004.
     B. Liquidity and Capital Resources
     We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our present requirements. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our services and products, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.
Liquidity
     As of December 31, 2005, our primary source of liquidity was NT$12,341 million (US$376.3 million) of cash and cash equivalents. As of December 31, 2005, we had total availability under existing short-term lines of credit, short-term commercial paper and trade facilities of NT$5,508 million (US$167.9 million) available from seven domestic and foreign financial institutions, of which NT$1,478 million (US$45.1 million) were used as borrowings, letters of credit or guarantees. The weighted average interest rate for borrowings denominated in NT dollars under these facilities was 1.662% as of December 31, 2005 and ranged from 1.535% to 1.980% from January 1, 2005 to December 31, 2005. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. None of our current short-term commercial paper facilities have received a credit rating. As of December 31, 2005, we had no short-term borrowing outstanding under these short-term commercial paper facilities.
     The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	8,053	8,767	13,215	402.9
Net cash used in investing activities	(4,228)	(11,620)	(6,397)	(195.0)
Net cash provided by (used in) financing activities	2,408	1,659	(5,435)	(165.7)
Effect of exchange rate changes on cash	—	(86)	36	1.1

Net increase (decrease) in cash and cash equivalents	6,233	(1,280)	1,419	43.3

Net Cash Provided by Operating Activities
     In 2005, net cash provided by operations was NT$13,215 million (US$402.9 million) compared to NT$8,767 million in 2004. The increase in net cash provided by operating activities was primarily the result of a significant increase in net income. Our changes in accounts receivable increased from NT$405 million in 2004 to NT$3,767 million in 2005 and our changes in accounts payable also increased from a negative NT$35 million in 2004 to a positive NT$3,020 million in 2005, partly offset by a decrease in changes in other payables from NT$471 million in 2004 to NT$62 million in 2005. Our depreciation and amortization expenses increased from NT$6,153 million in 2004 to NT$6,572 million (US$200.4 million) in 2005. The increase in our depreciation and amortization expenses in 2005 compared to 2004 was due to additional equipment installed in connection with our capacity expansion program.
     In 2003, net cash provided by operations was NT$8,053 million compared to NT$8,767 million in 2004. The increase in net cash provided by operating activities was primarily the result of an increase in net income (post adjustment for non-cash related expenses) despite an offset due to an increase in foreign currency exchange gains on bonds payable. Our changes in accounts receivable decreased from NT$1,221 million in 2003 to NT$405 million in 2004 and our changes in accounts payable also decreased from NT$781 million in 2003 to a negative NT$35 million in 2004, partly offset by an increase in changes in other payables from NT$60 million in 2003 to NT$471 million in 2004. Our depreciation and amortization expenses increased from NT$5,185 million in 2003 to NT$6,153 million in 2004. The increase in our depreciation and amortization expenses in 2004 compared to 2003 was due to additional equipment installed in connection with our capacity expansion program.
Net Cash Used in Investing Activities
     In 2005, cash used in investing activities was NT$6,397 million (US$195 million) compared to NT$11,620 million in 2004. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are sometimes required to prepay our purchases of land and equipment. As of December 31, 2004 and 2005, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2004 and 2005, outstanding balances of prepayments for purchases of equipment amounted to NT$1,024 million and NT$2,277 million (US$69.4 million), respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets. We made short-term investments of NT$4,774 million (US$145.5 million) in 2005, compared to NT$4,760 million in 2004.
     In 2003, cash used in investing activities was NT$4,228 million compared to NT$11,620 million in 2004. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by financing activities. We are sometimes required to prepay our purchases of land and equipment. As of December 31, 2003 and 2004, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2003 and 2004, outstanding balances of prepayments for purchases of equipment amounted to NT$2,327 million and NT$1,024 million, respectively. We have entered into agreements with third parties in connection with our expansion plans. As of December 31, 2004, we had outstanding obligations of approximately NT$181 million under these agreements. We do not have any written options on non-financial assets. We made short-term investments of NT$4,760 million in 2004, compared to nil in 2003.

Net Cash Provided by (Used in) Financing Activities
     In 2005, net cash used in financing activities was NT$5,435 million (US$165.7 million) as compared to cash provided by financing activities of NT$1,659 million in 2004. In 2004, net cash provided by financing activities reflected primarily our long-term borrowings of NT$6,300 million, repayment of long-term borrowings of NT$9,149 million and proceeds from our issuance of NT$6,646 million zero-coupon convertible bonds due 2009. In 2005, net cash used in financing activities reflected primarily our repayment of long-term borrowings of NT$3,217 million (US$98.1 million).
     In 2003, net cash provided by financing activities was NT$2,408 million as compared to cash provided by financing activities of NT$1,659 million in 2004. In 2003, net cash provided by financing activities reflected primarily our long-term borrowings of NT$5,129 million and the repayment of long-term borrowings of NT$2,330 million.
Capital Resources
     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity in Taichung, Hsinchu and Suzhou. See “Item 4. Information on the Company — B. Business Overview — Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2006 is approximately US$373 million. We expect to increase our long-term borrowings in order to meet our capital expenditures. We believe that our cash on hand, existing credit facilities, new borrowings and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements as well as our capital lease and debt service repayment obligations for 2006.
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
     As of December 31, 2005, we had outstanding long-term borrowings (including current portion but excluding convertible bonds of NT$11,310 million) of NT$5,124 million (US$156.2 million) owed to foreign and domestic financial institutions. The interest rates of these long-term borrowings dollars are at fixed and variable rates, which were and as of December 31, 2005 ranged from 2.1% to 5.2% per year. We have pledged a substantial portion of our assets, with a carrying value of NT$92 million (US$2.8 million) as of December 31, 2005, to secure our obligations under two facilities. Our material long-term borrowings (excluding convertible bonds) as of December 31, 2005 consist of the following:
•	A multiple-purpose credit facility entered into on December 26, 2001 in the aggregate principal amount of NT$3,470 million for the purposes of (i) refinancing certain of our long-term indebtedness at a lower interest rate and (ii) buying back the convertible bonds due 2004 in any amount at any time after the closing of the offering of our convertible bonds due 2007, or meeting our cash requirement in the event that holders of the convertible bonds due 2004 exercise their put options on July 21, 2002. This facility consists of: (i) secured corporate bonds due 2005 in the aggregate amount of NT$800 million issued between January 16, 2002 and January 18, 2002, which are guaranteed by several banks, including ABN-AMRO Rothschild, Taiwan branch, each with the maturity date of January 18, 2005, (ii) a medium-term loan facility in the amount of NT$1.17 billion, and (iii) a NIF commercial paper facility in the amount of NT$1.5 billion renewable until January 18, 2005, each for a period not to exceed 180 days. The extent to which we will draw on this facility will depend on interest rates, exchange rates and other relevant factors, including whether we should exhaust the proceeds of our convertible bonds due 2007 before we apply the proceeds of the credit facility in the event that certain of the holders of the convertible bonds due 2004 exercise their put options on July 21, 2002.

•	A multiple-purpose credit facility led by China Trust Commercial Bank entered into on July 14, 2004 in the aggregate principal amount of NT$5.0 billion for the purposes of refinancing certain of our long-term indebtedness at a lower interest rate. This facility is a mid-term credit facility. As of December 31, 2005, we had drawn NT$4.8 billion (US$146.3 million) from the credit facility to refinance our exiting indebtedness.

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
     Our credit facilities for long-term borrowings include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are also required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2005, we complied with all financial covenants of existing facilities.
     Our long-term bonds payable consists of US$200 million zero coupon convertible bonds due 2007 that we issued in 2002 and US$200 million zero coupon convertible bonds due 2009 that we issued in 2004:
•	On January 28, 2002, we issued convertible bonds in the amount of US$200 million due 2007, the proceeds of which were used to purchase raw materials and to finance the exercise of the put options by bondholders on July 21, 2002 with respect to, and for our repurchase of, certain convertible bonds due 2004, which we issued in 1997 and are no longer outstanding. The zero coupon convertible bonds due 2007 are convertible into our shares or ADSs. As of December 31, 2005, US$30.2 million of these convertible bonds had been converted. We had repurchased US$33.7 million of these convertible bonds and had redeemed US$7.2 million of these convertible bonds at the option of the bondholders.

•	On February 5, 2004, we issued another series of convertible bonds in the amount of US$200 million due 2009, the proceeds of which were used to purchase equipment and raw materials. The zero coupon convertible bonds due 2009 are convertible into our shares or ADSs. None of these convertible bonds had been converted as of December 31, 2005. These bonds are scheduled to mature in February 2009 and will be redeemable by us on February 5, 2008 at the option of the bondholder.
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
Inflation/Deflation
     The inflation rate in Taiwan was (0.3)% in 2003, 1.6% in 2004 and 2.3% in 2005. We do not believe that inflation in Taiwan has had a material impact on our results of operations.
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
     We also benefit from other tax incentives generally available to technology companies, including tax credits of no more than 35% for research and development and employee training expenses and tax credits ranging from 10% to 20% for investment in automation equipment and technology and certain qualifying investments. According to the amended Statute for Upgrading Industries and relevant regulations effective in 2002, the tax credit for research and development and employee training expenses is 30%. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$399 million, NT$436 million and NT$1,450 million (US$44.2 million) in 2003, 2004 and 2005, respectively. In 2003, 2004 and 2005, our effective income tax rates were (28.89)%, (11.95)% and 0.2%, respectively, as tax benefits more than offset income taxes payable. According to the ROC tax credit rules, we currently enjoy a tax credit of 11% for the purchase of equipment.
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
US GAAP Reconciliation
     Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 30 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.
     Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
	(in millions)
Net income as reported under ROC GAAP	2,839	4,282	8,244	251.3
US GAAP adjustments:
Compensated absences	(2)	1	(10)	(0.3)
Compensation	(341)	(699)	(1,235)	(37.6)
Impairment on long-term investments	—	—	13	0.4
Embedded derivative	86	(80)	(2,422)	(73.9)
Adjustment to the gain on disposal of available for sale marketable securities	—	(2)	—	—
Trading marketable securities	6	—	—	—
Treasury stock transferred to employee	(154)	(193)	—	—
Equity investments:
Timing difference	631	399	(658)	(20.0)
Net income/(loss) variance between US GAAP and ROC GAAP	(30)	(8)	37	1.1

	For the Years Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
	(in millions)
Accounting for income (loss) in preferred stock	87	(29)	—	—
Technology and know-how contributed to a joint venture investee	(6)	—	—	—

Total US GAAP adjustments	277	(611)	(4,275)	(130.3)
Taxation effect	(19)	—	2	—

Net income under US GAAP	$3,097	$3,671	$3,971	$121.0

     Reconciliation of Consolidated Shareholders’ Equity
     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 30 to our consolidated financial statements included elsewhere in this annual report.

	As of December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
	(in millions)
Total shareholders’ equity as reported under ROC GAAP	29,698	33,493	40,825	1,245
US GAAP adjustments:
Compensated absences	(21)	(20)	(30)	(1)
Compensation	(342)	(438)	(881)	(27)
Impairment on long-term investments	(213)	(213)	(199)	(6)
Embedded derivative	87	7	(2,416)	(74)
Available for sale marketable securities	2,072	852	9,177	280
Equity investments:
Timing difference	259	658	—	—
Net income variance between US GAAP and ROC GAAP	97	88	125	4
Accounting for income in preferred stock	29	—	—	—
Technology and know-how contributed to a joint venture investee	(210)	(210)	(210)	(6)
Siguard merged Universal	—	—	117	4
Acquisition of Siliconware Corp.	4,874	4,874	4,874	148
Taxation effect	7	7	9	—

Shareholders’ equity under US GAAP	36,337	39,098	51,391	1,567

     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 30 to our consolidated financial statements included elsewhere in this annual report.

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
Equity Investments
     Under the equity method, our proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if financial statements of an investee are not sufficiently timely for us to apply the equity method in the current period and such equity interests are below certain materiality threshold, we are permitted to delay the recognition of income (loss) until the subsequent year. From January 1, 2005, we adopted the amended ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income of investees accounted for under the equity method until the subsequent year and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the corresponding periods. US GAAP, however, does not allow the investor company to delay recognition of its equity in the investee’s income or loss. The US GAAP adjustment deducts the delayed income from prior year’s net income and adds back delayed income to the subsequent year to arrive at net income under US GAAP.
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
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2004 and 2005 and concluded that there was no impairment.
Impairment of Long-lived Assets
     Before ROC SFAS No. 35 “Asset Impairment” is effective on January 1, 2005, there was no specific standards under ROC GAAP that address impairment of long-lived assets. US GAAP, however, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
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
     Under ROC GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability in the amount of the proceeds received. Any discount or premium to the par value of the convertible bonds is amortized in the statement of operations by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bonds is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the common stock is recorded to additional paid-in capital. No gain or loss is recognized.
     Under US GAAP, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, convertible bonds, with the feature of the combination of mutually exclusive conversion of the debt to equity or redemption at a multiple of the bonds par value, are required to be accounted for as embedded derivative instruments. In addition, if the bonds are denominated in foreign currency and conversion terms contain a fixed foreign exchange feature determining the rate at which the bonds are to be converted into local currency stock, the combination of the conversion option and the fixed foreign exchange forward contract makes the bonds dual indexed and therefore the conversion right should be bifurcated. The embedded derivatives separated from the book value of bonds are measured at fair value and changes in fair value are recognized as unrealized gain (loss) in the income statement for each accounting period.
Stock Dividends
     Under ROC GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$24,810 million (US$756.4 million) on December 31, 2005. This adjustment has no effect on our shareholders’ equity.

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
Calculation of EPS
     In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2003, 2004 and 2005 were nil, 21,049,700 and 1,876,500 shares, respectively.
     In computing the dilutive effect of convertible bonds when calculating net income available to common stockholders for diluted EPS, the after-tax results of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs are taken into consideration under ROC GAAP. However, under US GAAP, in addition to the above three items, the after tax result of mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds is also taken into consideration. Anti-dilutive effect is considered both under ROC GAAP and under US GAAP.
Merger between Equity-Method Investees
     Under ROC GAAP, we recognize our change of proportional interest in our equity-method acquired investee based on the fair value of our equity-method acquired investee’s net assets as of the acquisition date. However, under US GAAP, we recognized our change of proportional interest in our equity-method acquired investee based on the fair value of such investee’s newly issued stocks at the acquisition date.
Recent Accounting Pronouncements
     In March 2004, the FASB approved the consensus reached on the EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary

Impairment and Its Application to Certain Investments” providing the guidelines for the identification of other-than –temporary impaired investments and the new disclosure requirements for the temporary impairment. In September 2004, the FASB issued a FASB Staff Position (FSP) –EITF Issue No. 03-01 to delay the effective date for the recognition and measurement guidance previously discussed in EITF Issue No. 03-01 as included in paragraphs 10-20 until further notice. In November 2005, the FASB issue a FASB Staff Position FAS 115-1 and FAS 124-1 to address the issues related to the determination and measurement of impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and disclosure requirements for the unrealized losses that have not been recognized as other-than-temporary impairments. The Company has evaluated the effect of these two FSP issues on its financial position and results of operations and does not expect the adoption of the accounting provisions of EITF 03-01 will have a significant impact on the Company.
     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This standard does not affect the Company’s financial position, cash flows or results of operations.
     In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the use of the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We adopted FAS 123(R) beginning in fiscal 2006 and is currently evaluating the various transition methods allowed under FAS 123(R).
     On December 31, 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29,” effective for non-monetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value and any gain or loss should be recognized from the similar non-monetary asset exchange unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effects on the Company’s financial statements.
     In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” to replace APB Opinion No. 20,”Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and change the requirements for the accounting for and reporting of a change in accounting principle. This statement is applied to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance without specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     In June 2005, the FASB ratified the 05-2 consensus reached by the Emerging Issues Task Force “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19” (EITF 05-2). The Task Force reached a consensus on that the exception to the requirements of paragraphs 12-33 of Issue 00-19 for “conventional convertible debt instruments” should be retained. The Task Force also reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19. Instruments that contain “standard” anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. The Task Force also reached a consensus that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. The Company has evaluated the impact of this Issue and concludes that the Company’s currently outstanding convertible bonds are not “conventional” ones. If the Company decides to issue convertible bonds in the future, the Company will analyze its terms to see if the convertible bonds are conventional, and apply applicable pronouncements and this Issue to account for its convertible bonds.

     In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments- an amendment of FASB Statements No. 133 and 140”. This statement allows financial instruments that have embedded derivatives requiring bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company currently believes that there is no material effect after adopting SFAS No. 155.
     In September 2005, Accounting Research and Development Foundation issued ROC SFAS No. 34, “Accounting for Financial Instruments”. This statement eliminates the use of the phrase of short-term investment and lower of cost or fair value for the valuation of financial instruments. Instead, financial instruments are measured at fair value, except held-to-maturity securities, equity securities without an active market or relative fair values, and financial assets or derivatives linked to and settled in the aforementioned exceptions. For financial instruments classified as trading, subsequent changes in their fair values are recognized as earnings at each balance sheet date. For financial instruments classified as available-for-sale, subsequent changes in their fair values are recognized as shareholders’ equity. The requirements of SFAS No. 34 were effective for fiscal periods beginning after January 1, 2006. The changes in accounting principles above increased our total assets and total shareholders’ equity before changes in accounting principles as of January 1, 2006 both by NT$7,566,973 and NT$8,912,555 and have no significant impact on our net income and earnings per share for the three months ended March 31, 2006.
     C. Research and Development, Patents and Licenses, etc.
     See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”
     D. Trend Information
     Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2005. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
     E. Off-Balance Sheet Arrangements
     As of December 31, 2005, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$427.5 million (US$13.0 million). See note 26 to our consolidated financial statements included in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.
     F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2005.

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions) (consolidated)
Long-term debt
Secured long-term loans	—	—	—	—	—

Unsecured long-term loans (3)	5,124.2	1,790.9	3,333.3	—	—

Secured bonds	—	—	—	—	—
Unsecured bonds	—	—	11,310	—	—
Operating leases (1)	—	—	—	—	—
Purchase obligations (2)	—	—	—	—	—

Total contractual cash obligations	5,124.2	1,790.9	14,643.3	—	—

(1)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Taichung and Hsinchu in Taiwan.

(2)	Represents the agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(3)	Excludes interest payments because our interest rates on these loans are variable.
Item 6. Directors, Senior Management and Employees
     A. Directors and Senior Management
     The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2006. The business address of our directors, supervisors and executive officers is the same as our registered address.

			Years
			with	Principal Business Activities
Name	Age	Position	Us	Performed Outside Our Company
Bough Lin	54	Chairman	23	Director of Phoenix Precision Technology,King Yuan Electronics, Premier Image Technology, SPIL’s subsidiary Supervisor of ITE Tech. EVP of SPIL

Chi-Wen Tsai	58	Vice Chairman; President	23	President of SPIL Director of SPIL’s subsidiary
Wen-Lung Lin	54	Director;	1	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	51	Director; Senior Vice President	23	SVP of SPIL Director of PPT Director of SPIL’s subsidiary
Wen-Jung Lin	59	Director	15	None
Jerome Tsai(1)	52	Director	1	Director of ChipMOS(Bermuda) Supervisor of Phoenix Precision Technology

			Years
			with	Principal Business Activities
Name	Age	Position	Us	Performed Outside Our Company
Hsiu-Li Liu	51	Independent Director (3)	15	Chairman of So Dar Investment
Ing Dar Liu	58	Independent Director (3)	1	Director of Sercomm Corp., AME Inc., Cando Corp., Socle Technology Corp.
Jing-Shan Aur	57	Independent Director (3)	1	None
Wen-Lung Cheng	58	Supervisor	4	Chairman of Joinwin Investment Supervisor of Phoenix Precision Technology Director of SPIL’s subsidiary
Fu-Mei Tang	54	Supervisor	1	Director of King Yuan Electronics
Teresa Wang (2)	50	Supervisor	4	Director of Phoenix Precision Technology CFO of Phoenix Precision Technology
Johnson Tien	52	Senior Vice President	10	None
Kuo-Jui Tai	43	Vice President	3	None
Chien-An Chen	56	Vice President	15	None
Chien-Hua Chen	51	Vice President	7	None
Michael Chang	44	Vice President	7	None
Eva Chen	47	Chief Financial Officer	1	None

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company Ltd.

(3)	Our independent directors’ independency complies with SEC’s and Nasdaq’s independency requirements.
     Bough Lin is our Chairman and Executive Vice President. He has been our Director since August 1984. Mr. Lin is also currently a director of Phoenix Precision Technology Corporation, King Yuan Electronics and Premier Image Technologies, a director of our subsidiary, SPIL (B.V.I.) Holding Ltd. and Siliconware Investment Co. Ltd. as our representative, and a supervisor of ITE Tech as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics. In addition, Mr. Lin is the brother-in-law of Wen Lung Cheng, who is one of our supervisors.
     Chi-Wen Tsai is currently our Vice Chairman and President. He has been our Director since August 1984. Mr. Tsai is also a director of our subsidiary, SPIL (Cayman) Holding Ltd. and Siliconware Technology (Suzhou) Ltd. as our representative. He received a Bachelor’s degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.
     Wen-Lung Lin has been our Director since June 2005. He graduated from Taichung Commercial College in Taiwan.
     Yen-Chun Chang has been our Director since August 1984. He is also our Senior Vice President and a director of our subsidiary, Siliconware Technology (Suzhou) Ltd., as our representative. Mr. Chang received a Bachelor’s degree in electrical engineering from Nan Tai College in Taiwan in 1976.
     Wen-Jung Lin has been our Director since June 1991. He received a Bachelor’s degree in architecture from Feng Chia University in Taiwan in 1970.
     Jerome Tsai has been our Director since June 2005. He received a Bachelor’s degree in statistics from National Cheng Kung University and a Master’s degree in technology management from National Chiao Tung University. He was previously the president of Grand Cathay Securities Co., Ltd.

     Hsiu-Li Liu has been our Director since June 1991. She received a Bachelor’s degree in international trade from Ming Chuang College in Taiwan in 1975. Ms. Liu is also the chairman of So Dar Investment Corporation.
     Ing-Dar Liu has been our Independent Director since June 2005. He received a Master’s degree in electronic from National Chiao Tung University in Taiwan. He was the vice chairman of AU Optronics Corp in 2001.
     Jing-Shan Aur has been our Independent Director since June 2005. He received a Bachelor’s degree in in National Taiwan Ocean University. He was previously the chairman of APTOS Corp. in 2001.
     Wen-Lung Cheng has been our supervisor since June 2002. Mr. Cheng received a Bachelor’s degree in bank and insurance from Tamkang University in Taiwan in 1969. He is the brother-in-law of Mr. Bough Lin, our Chairman.
     Fu-Mei Tang has been our supervisor since June 2005. Mr. Tang graduated from Kuang-Hwa Technology School in Taiwan. He was our chief audit officer previously.
     Teresa Wang has been our supervisor since June 2002. Ms. Wang is a director and the chief financial officer of Phoenix Precision Technology Corporation. She received a Bachelor’s degree in accounting and statistics from Ming Chuang College in 1978.
     Johnson Tien is our Senior Vice President in charge of the Sales and Marketing Group. He received a Bachelor’s degree in industrial engineering from ChungYuan Christian University in 1976.
     Kuo-Jui Tai has been a Vice President of since 2003. Before joining us, Mr. Tai was the vice-general manager of You Li Co. Mr. Tai received a Bachelor’s degree in electrical engineering from ChungYuan Christian University.
     Chien-An Chen has been a Vice President since 2000. Mr. Chen received an MBA from University of Warwick in England.
     Chien-Hua Chen has been our Vice President since 1999. Before joining us, Mr. Chen was the general manager of Ling Sheng Co. Mr. Chen received a Master’s degree in electrical engineering from Arizona State University.
     Michael Chang has been our Vice President since 2005. Mr. Chang received a Bachelor’s degree in Industrial Engineering from ChungYuan Christian University in Taiwan 1984.
     Eva Chen has been our Chief Financial Officer since 2005. Ms. Chen received a Bachelor’s degree in Accounting from FuJen Catholic University in Taiwan in 1981.
     B. Compensation of Directors, Supervisors and Executive Officers
     The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2005 was NT$210 million (US$6.4 million). According to our articles of incorporation, 2% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve may be provided as remuneration to our directors and supervisors. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.
     C. Board Practices
     All of our directors and supervisors were elected on June 13, 2005 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.
Audit Committee
     At the date of this filing, we have three independent directors to constitute an audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASD Marketplace Rule 4350. We have been in compliance with the requirements thereunder since July 27, 2005.

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
     Under the Rule 4350(c)(1), a majority of the board of directors must comprise of independent directors. We have three independent directors out of a total of nine directors on our board. Our standards in determining director independence substantially comply with the NASDAQ requirements, which include detailed tests for determining director independence. In Taiwan, to strengthen corporate governance of Taiwanese companies, the ROC Securities and Exchange Act Article 14-2 requires public companies to have no less than two in number and no less than one-fifth of their board of directors be comprised of independent directors.
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
     Under the Rule 4350(h), each issuer shall conduct a review of all related party transactions on an ongoing basis and all such transactions shall be approved by the company’s audit committee or another comparable independent body. Prior to the formation of our audit committee, our board of directors reviewed and approved the company’s related party transactions. After the formation of our audit committee, we have required that our audit committee review related party transactions in accordance with the NASDAQ requirement.
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

     D. Employees
     As of December 31, 2005, we had 12,971 full-time employees. Of these employees, 7,327 were engaged in packaging and testing production, 3,065 were engaged in engineering and other technical operations and 1,924 were engaged in finance, business management and administration. As of December 31, 2004 and 2003, we had 10,003 and 9,123 full-time employees, respectively.
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
     According to ROC Labor Pension Act effective since July 1, 2005, we contribute 6% of our employees’ monthly salaries to the Bureau of Labor Insurance for those employees who choose to participate in the “portable” pension schemes. For our employees who choose to apply for the pension mechanism under the Labor Standards Act, we contribute 2% of their monthly incomes to the Workers’ Retirement Reserve Funds maintained by the Central Trust Bureau.
     Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees stock in the aggregate amount of 18,765,500 shares and cash bonuses of NT$175.9 million in 2005.
     In July 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares of our common shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 40,000 options to purchase up to 40,000,000 shares under the 2002 Employee Stock Option Plan, of which 2,950 options were granted to certain of our executive officers. Some of our executive officers receiving options are also directors of our company, and the options granted to our officers have an initial exercise price of NT$13.7. The options granted in February 2003 and May 2003 had an exercise price of NT$15.6 and NT$16.3 and a purchase price of nil. In August 2004, we adjusted the exercise price of the February 2003 and May 2003 options to NT$13.7 and NT$14.3, respectively, and the options will expire in five years from the date of grant if not previously exercised. In August 2005, we adjusted the exercise price of the February 2003 and May 2003 options to NT$11.9 and NT$12.4, respectively, and the options will expire 5 year from the date of grant if not previously exercised.

Number of shares issuable
upon exercise of options	Expiration Date	Exercise price
23,753,900	February 2008	NT$11.9
2,594,400	May 2008	NT$12.4
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
     E. Share Ownership
     Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 14, 2006, our most recent record date.

			Number of
			Ordinary Shares	Per Share
		Percentage of	Issuable on	Exercise
	Number of	Shares	Exercise of	Price
Name	Shares Owned	Owned	Option	(NT$)	Exercisable Period
Bough Lin	60,121,979	2.40%	360,000	11.9	Feb. 2003 to Feb. 2008
Chi-Wen Tsai	33,059,323	1.32%	360,000	11.9	Feb. 2003 to Feb. 2008
Wen-Lung Lin	29,220,133	1.17%	—	—	—
Yen-Chun Chang	13,313,598	*	240,000	11.9	Feb. 2003 to Feb. 2008
Wen-Jung Lin	6,350,013	*	—	—	—
Jerome Tsai(1)	8,780,659	*	—	—	—
Hsiu-Li Liu	12,493,662	*	—	—	—
Ing-Dar Liu	—	—	—	—	—
Jing-Shan Aur	129,580	*	—	—	—
Wen-Lung Cheng	6,303,277	*	—	—	—
Fu-Mei Tang	7,164,615	*	140,000	11.9	Feb. 2003 to Feb. 2008
Teresa Wang(2)	32,089,876	1.28%	—	—	—
Johnson Tien	677,125	*	72,000	11.9	Feb. 2003 to Feb. 2008
Kuo-Jui Tai	103,786	*	300,000	11.9	Feb. 2003 to Feb. 2008
Chien-An Chen	451,350	*	140,000	11.9	Feb. 2003 to Feb. 2008
Chien-Hua Chen	18,000	*	42,000	11.9	Feb. 2003 to Feb. 2008
Michael Chang	56,259	*	140,000	11.9	Feb. 2003 to Feb. 2008
Eva Chen	303,152	*	—	—	—

*	Less than 1%.

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company.
See “—D. Employees” for a description of the 2002 Employee Stock Option Plan.
Item 7. Major Shareholders and Related Party Transactions
     A. Major Shareholders
     The following table presents information known to us concerning the record ownership of our shares as of December 31, 2004, December 31, 2005 and April 14, 2006 (our most recent record date) by (i) the ten largest shareholders of our company (as of April 14, 2006) and (ii) all directors, supervisors and executive officers as a group. Other than Citibank, as the record owner of our American Depositary Shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	December 31, 2004		December 31, 2005		April 14, 2006(4)
		Percentage of		Percentage
	Number of	Shares	Number of	of Shares	Number of	Percentage
Name of beneficial owner	Shares Owned	Owned	Shares Owned	Owned	Shares Owned	of Shares Owned
Citibank(1)	151,548,541	7.20%	177,076,825	7.60%	419,366,509	16.73%

Bough Lin	44,479,265	2.11%	53,721,979	2.31%	60,121,979	2.40%
Kuming Investment Company Ltd.(2)	48,583,204	2.31%	46,019,524	1.98%	49,693,552	1.98%

Li-Ping Wang(3)	46,241,103	2.22%	49,932,821	2.14%	49,932,821	1.99%
Government of Singapore Investment Corp. PFE. Ltd	7,409,400	0.35%	19,617,600	0.84%	40,772,428	1.63%

Chi-Wen Tsai	34,049,299	1.62%	33,059,323	1.42%	33,059,323	1.32%
Silinconware Investment Company Ltd.	29,717,353	1.41%	32,089,876	1.38%	32,089,876	1.28%

Wen-Lung Lin	22,479,000	1.07%	29,220,133	1.25%	29,220,133	1.17%
Chunghwa Post Co., Ltd.	36,215,470	1.72%	17,436,985	0.75%	28,462,888	1.14%
Workers’ Retirement Fund Supervisory Committee	36,215,470	1.72%	17,436,985	0.75%	28,462,888	1.14%
Directors and Supervisors as a group	25,972,255	1.23%	32,836,480	1.41%	24,443,294	0.98%

(1)	As record owner of our shares

(2)	The president of Kuming Investment Company Ltd. is the husband of Ms. Li-Ping Wang.

(3)	Ms. Wang’s husband also serves as the president of Kuming Investment Company Ltd.

(4)	Our most recent record date.
     Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.
     As of May 31, 2006, a total of 79,959,828 ADSs and 2,506,056,714 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of May 31, 2006, 399,799,140 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of May 31, 2006, 397,140,050 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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

Sigurd Microelectronics Corp.
     From 2002 to 2004, we didn’t have any transactions with Sigurd. For 2005, we had total sales of packing services to Sigurd of NT$31 million.
ChipMOS Technologies Inc.
     Prior to 2002, we provided packaging services to ChipMOS. These packaging services were rendered directly to ChipMOS’s customers through customer referrals from ChipMOS. For 2002 and 2004, we had no sales to ChipMOS. For 2003, we had total sales to ChipMOS of NT$102 million.
•	We are obligated under a joint venture agreement with Mosel Vitelic to severally guarantee up to 30% of ChipMOS’s indebtedness if ChipMOS requires a guarantee to secure financing. We currently do not guarantee any of ChipMOS’s indebtedness. Mr. Frank Lee, one of our officers, is a director of ChipMOS.
Phoenix Precision Technology Corporation
     We purchased semiconductor raw materials from Phoenix Precision Technology totaling NT$2,610 million, NT$2,876 million and NT$3,600 million (US$109.8 million) in 2003, 2004 and 2005, respectively. The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. The average payment period is approximately 30 days from the date of completion of service or purchase. As of December 31, 2003, 2004 and 2005, we owed NT$302 million, NT$231 million and NT$694 million (US$21.2 million), respectively, in accounts payable, to Phoenix Precision Technology.
•	Mr. Bough Lin, our Chairman, Mr.Yen-Chun Chang, one of our officers, and Ms. Teresa Wang, one of our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Jerome Tsai, one of our directors, is a supervisor of Phoenix Precision. Wen-Lung Cheng, one of our supervisors, is a supervisor of Phoenix Precision.
     C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
     A. Consolidated Statements and Other Financial Information
     Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.
Litigation
     On March 1, 2006, we were notified of a civil lawsuit brought by Tessera Inc., a U.S. corporation, against us and our subsidiary, Siliconware USA, Inc. in the United States. Currently, we are unable to assess the potential liabilities arising out of this claim due to insufficient information provided in the scope of the infringement of patent rights caused by our services is not specified in the bill of complaint. As such, we have not estimated or recognized any indemnity amount regarding the lawsuit.
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

		Total Number
	Stock	of Shares			Outstanding
	Dividend Per	Issued as Stock			Shares
	Share(1)	Dividend(2)	Stock Dividend Amount		at Year End
			NT$(3)	US$(4)
	(in thousands)
1995	40.0%	70,048,800	6,059,221	234,581	280,668,000
1996	60.0%	168,400,800	6,432,911	233,245	457,800,000
1997	40.0%	183,120,000	17,213,280	618,738	654,200,000
1998	36.0%	235,512,000	11,752,049	341,928	904,162,000
1999	23.0%	207,957,260	12,269,478	378,805	1,127,092,402
2000	14.0%	157,793,537	5,964,596	190,684	1,449,882,870
2001	14.5%	235,421,212	4,237,582	122,793	1,852,761,683
2002(5)	—	—	—	—	1,853,668,683
2003(6)	—	—	—	—	1,876,625,683
2004	13.5%	189,447,578	3,788,952	119,375	2,105,073,060
2005	15.5%	168,889,805	5,733,809	174,811	2,328,919,337

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.

(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.

(3)	The NT dollar amount of stock dividends paid is calculated based upon the closing price per Share on the Taiwan Stock Exchange on the date when the Shares issued as stock dividends commenced trading.

(4)	The US dollar amount of stock dividends paid is calculated based upon the noon buying rate announced by the Federal Reserve Bank of New York on the date when shareholders possessed the right to ownership of the stock dividends.

(5)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.

(6)	We did not declare a dividend in 2003 because our shareholders did not elect to declare such dividend, even though we generated net income in 2002.
     B. Significant Changes
     Our net operating revenues on an unconsolidated basis for the three months ended March 31, 2006 amounted to NT$13,439 million, representing a 68.4% increase from NT$7,982 million of our net operating revenues on an unconsolidated basis for the three months ended March 31, 2005. Our net operating revenues for the first three months of 2006 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2006. In addition, we cannot predict whether the demand for our products and services will continue to improve in the near future.
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

	Closing Price for
	Each Share(1)			Taiwan Stock Exchange Index
			Average Daily
			Trading
Period	High	Low	Volume	High	Low
			(in thousands of
	NT$	NT$	shares)
2000	81.5	17.8	13,921	10,202.20	4,555.91
2001	32.0	14.0	16,058	6,104.24	3,446.26
2002	39.6	15.3	18,277	6,462.30	3,850.04
2003	37.4	15.3	19,698	6,182.20	4,044.73
2004	42.4	19.8	20,556	7,135.00	5,255.06
First Quarter	42.4	31.5	20,997	7,135.00	5,907.15
Second Quarter	38.2	21.5	21,247	6,916.31	5,450.72
Third Quarter	27.5	19.8	19,258	5,970.29	5,255.06
Fourth Quarter	28.4	22.6	21,036	6,160.96	5,597.80
2005	70.8	21.9	20,048	6,267.32	5,565.41
First Quarter	29.6	21.9	21,717	6,267.52	5,734.87
Second Quarter	32.9	26.8	17,325	6,373.86	5,715.16
Third Quarter	35.8	29.3	17,502	6,455.57	5,925.54
Fourth Quarter	46.9	29.1	25,098	6,575.53	5,632.97
November	35.6	29.9	21,249	6,203.84	5,798.41
December	46.9	35.7	30,044	6,575.53	6,179.82
2006 (up to June 15)	48.5	36.5	23,860	7,474.5	6,331.81
First Quarter	48.5	38.2	28,477	6,742.39	6,364.60
January	41.9	48.5	36,950	6,742.39	6,381.97
February	45.9	39.9	28,897	6,720.08	6,474.69
March	42.8	38.2	21,537	6,642.96	6,364.60
Second Quarter (up to June 15)	47.2	36.5	18,609	7,474.05	6,331.81
April	43.0	47.1	19,164	7,171.77	6,660.76
May	47.2	39.8	16,970	7,474.05	6,843.98
June (up to June 15, 2006)	37.8	36.5	20,780	6,959.64	6,331.81

Sources:	Taiwan Stock Exchange Statistical Data 1999-2006, Taiwan Stock Exchange and Bloomberg.
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

	Closing Price		Average Daily
	for Each ADS(1)		Trading Volume
Period	High	Low
	US$	US$
2000 (from June 7)	5.62	2.18	431,433
2001	4.30	1.88	247,542
2002	5.48	2.23	394,006
2003	5.27	1.98	730,026
2004	6.00	2.83	1,047,141
First Quarter	6.00	4.24	2,040,297

	Closing Price		Average Daily
	for Each ADS(1)		Trading Volume
Period	High	Low
	US$	US$
Second Quarter	5.21	2.83	1,052,894
Third Quarter	3.85	2.84	551,108
Fourth Quarter	4.40	3.23	544,267
2005	6.95	3.08	719,177
First Quarter	4.32	3.08	461,689
Second Quarter	4.87	3.82	520,471
Third Quarter	5.38	4.55	821,256
Fourth Quarter	6.95	4.39	1,030,962
November	5.28	4.50	877,963
December	6.95	5.50	1,285,579
2006 (up to June 15)	7.88	5.45	1,793,394
First Quarter	7.88	6.07	1,967,287
January	7.34	6.81	1,985,841
February	7.53	6.23	2,080,178
March	6.86	6.07	1,857,895
Second Quarter (up to June 15)	7.45	5.45	1,586,060
April	7.40	6.67	1,841,409
May	7.45	6.08	1,335,540
June (up to June 15)	6.27	5.45	1,646,042

Source:	NASDAQ Stock Exchange.
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
Directors
     The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The next election for all of the directors and supervisors is expected to be held in June 2008. In addition, our shareholders also elect three supervisors whose duties include investigating our services and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting or when such a meeting is necessary for our benefit, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors cannot concurrently serve as our directors or officers. A person may serve as our director or supervisor in his personal capacity or as the representative of one of our shareholder entities. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Our audit committee consists of three independent auditors, including Jing-Shan Aur, Ing-Dar Liu and Hsiu-Li Liu. In order to facilitate the function of our board of directors, our audit committee and board of directors have established procedures for the complaints pursuant to Rule 10A-3(b)(3) under the Exchange Act and have established a means for communicating with the non-management members of our board of directors.
     According to the ROC Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors and supervisors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute 2.0% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors and supervisors hold our issued shares at the ratios as required by the regulatory authority.
Shares
     As of May 31, 2006, our authorized share capital was NT$ 31.5 billion, divided into 3.15 billion shares, of which NT$ 25,062,567,140, divided into 2,506,256,714 shares, were issued and outstanding. We issued US$200 million of convertible bonds due 2007 in January 2002, of which an aggregate amount of US$9.8 million remained outstanding as of May 31, 2006. We issued US$200 million of convertible bonds due 2009 in February 2004, of which an aggregate amount of US$182.6 million remained outstanding as of May 31, 2006. We issued 40,000 option rights to employees according to our 2002 Employee Stock Option Plan, of which 16,586.9 option rights remained outstanding as of May 31, 2006. Other than our shares, ADSs, our convertible bonds and employee stock option rights, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of May 31, 2006.

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

     Aside from trade-related foreign exchange transactions, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into ROC by an ROC company or resident individual in a year will be offset by the amount remitted out of ROC by the company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.
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
     U.S. Federal Income Tax Considerations For U.S. Persons
     The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that have purchased such shares or ADSs, that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the ROC. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person owning, actually or constructively, 10% or more of our voting stock; or

•	a U.S. holder whose “functional currency” is not the United States dollar.
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
     In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. However, the U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below could be affected by future actions taken by parties to whom the ADSs are released. Deposits or withdrawals of shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax.
     Taxation of Dividends
     Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of ROC taxes, any reduction in the amount withheld on account of a ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.
     With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation before January 1, 2011, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.
     The amount of any dividend paid in a currency other than the United States dollar, such as NT dollars, which we refer to as “foreign currency,” will equal the US dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary, regardless of whether the foreign currency is actually converted into US dollars. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, you will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the foreign currency will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.
     Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any ROC taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered passive income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss or, (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
     To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend, as discussed above.
     It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old share or ADSs s between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any ROC withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

     Taxation of Capital Gains
     Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and the shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.
     If you pay any ROC securities transaction tax, such tax is not treated as an income tax for U.S. federal income tax purposes, and therefore will not be a creditable foreign tax for U.S. federal income tax purposes. However, subject to limitations under the Code, such tax may be deductible. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.
     Passive Foreign Investment Company
     Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for 2005 and do not expect to become one in the future, although there can be no assurance in this regard.
     In general, a company is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, which generally includes income derived from certain dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business or not derived from a related person), annuities or property transactions; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.
     The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.
     In determining that we do not expect to be a PFIC, we are relying on our projected capital expenditure plans and projected revenue for the current year and for future years. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.
     In addition, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our shares, a decrease in the price of our shares may result in our becoming a PFIC.
     If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our shares or ADSs. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our shares or ADSs will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for our shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     If you hold our shares or ADSs in any year in which we are a PFIC, you are required to file Internal Revenue Service Form 8621.
     If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, a U.S. holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to you because the ADSs are listed on the NASDAQ Stock Market’s National Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for the purposes of the mark-to-market election. You should also note that only the ADSs and not the shares are listed on the NASDAQ Stock Market’s National Market. The shares are listed on the Taiwan Stock Exchange and must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.
     If you make an effective mark-to-market election, you will include in income each year as ordinary income the excess of the fair market value of your PFIC shares or ADSs at the end of the year over your adjusted tax basis in the shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
     Your adjusted tax basis in PFIC shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
     Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
     U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding our shares or ADSs if we are considered a PFIC in any taxable year.

     Information Reporting and Backup Withholding
     In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the shares or ADSs and to the proceeds from the sale, exchange or redemption of your shares or ADSs that are paid to you within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications of other exempt status, you may be subject to backup withholding.
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
     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information.
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

Foreign Exchange Risk
     Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2005, sales in the amount of US$858.5 million were denominated in US dollars. In 2005, material purchases from our overseas vendors in the amounts of US$232.1 million and ¥5,625.5 million were denominated in US dollars and Japanese yen, respectively. As of December 31, 2005, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$414.0 million. As of December 31, 2005, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$413.6 million and of ¥2,683.5 million, respectively. We adopt natural hedge as our risk management strategy for the currency exchange risk. Therefore, we possessed the equivalent portion of foreign currency assets and liabilities on December 31, 2005, which minimized the influence on fluctuation of foreign exchange. We did not utilize any derivative financial instrument to hedge our currency exposure.

				Expected Maturity Date
Expressed in NT$ amount (in millions)	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
On-balance sheet financial instruments

Assets
Marketable Securities
Time Deposit (US$)	7,799	—	—	—	—	—	7,799	7,799
Liabilities
Long-term Debt:
Fixed Rate (US$)	—	4,227	6,560	—	—	—	10,787	21,574
Variable Rate (US$)	—	—	—	—	—	—	—	—
Average interest rate	—	0%	0%	—	—	—	0%	—
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
     The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2005.

					2010 and
Debt Obligations	2006	2007	2008	2009	thereafter
		(in millions, except percentages)
US$-denominated debt:
Fix rate	—	4,730	6,580	—	—
Interest rate	—	—	—	—	—
NT$-denominated debt:
Variable rate	1,467	3,333	—	—	—
Average interest rate	2.1%	2.1%	—	—	—
Fix rate	—	—	—	—	—
Interest rate	—	—	—	—	—
RMB-denominated debt:
Variable rate	324	—	—	—	—
Average interest rate	4.7%	—	—	—	—
Fair value	1,791	10,952	7,910	—	—
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None of these events occurred in any of the years ended December 31, 2003, 2004 and 2005.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Item 15. Controls and Procedures
     Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004 and through the process of addressing financial statement comments raised by the SEC, we determined that our controls over the processes and procedures related to the recording and review of convertible bonds and embedded derivatives were not adequate to ensure that such accounts were completely and accurately recorded, due primarily to inadequate US GAAP experience in relation to such accounting matters. As a result of this control material weakness, we restated our consolidated financial statements for the years ended December 31, 2002, 2003, and 2004 with respect to certain US GAAP financial information disclosed in note 30 and elsewhere in our consolidated financial statements.
     In connection with the restatement, we evaluated our disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective at the reporting date.
     However, we have taken actions to strengthen the internal control over financial reporting with respect to convertible bonds and embedded derivative accounting, including an increase in our internal resources to address US GAAP issues and an increase in the level of management review and oversight of our financial reporting process. We believe that, as of the date of this annual report, we have fully remedied this material weakness in our internal control over financial reporting with respect to our accounting for the derivative instruments.
     In preparation for certain internal control reporting requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002, we have continued to perform the necessary system and process evaluation and testing required (and any necessary remediation) to comply with such section by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop internal tests necessary to verify the proper application of the internal control procedures are a key area of focus for our board of directors and our senior management.
     Except as disclosed herein, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     Jing-Shan Aur is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Audit Committee.”
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

Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report.
     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2004 and 2005.

	2004	2005
	NT$	NT$	US$
	(in thousands
Audit Fees (1)	$6,683	7,490	228.4
Audit-related Fees (2)	830	1,231	37.5
Tax Fees (3)	900	900	27.4
All Other Fees (4)	404	140	4.3

Total	$8,817	9,761	297.6

(1)	Audit fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems.

(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All other fees include fees billed for occasional training services.
Pre-approval Policies and Procedures
     Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, including audit services, audit-related services, tax services and other services, as described above.
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

SILICONWARE PRECISION INDUSTRIES CO., LTD.

	By:	/s/ Eva Chen

	Name: Title:	Eva Chen Chief Financial Officer
Date: June 29, 2006

SILICONWARE PRECISION INDUSTRIES CO., LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT ACCOUNTANT
DECEMBER 31, 2003, 2004 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Siliconware Precision Industries Co., Ltd.
We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of ChipMOS Technologies Inc., an investee accounted for under the equity method, which statements reflect total assets of $28,094,559 thousand and $28,241,171 thousand as of December 31, 2005 and 2004, respectively, and total revenues of $14,756,523 thousand, $14,867,877 thousand, and $8,468,665 thousand for the years ended 2005, 2004, and 2003. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ChipMOS Technologies Inc., is based solely on the report of the other auditors.
We conducted our audits in accordance with the “Rules Governing Examination of Financial Statements by Certified Public Accountants”, generally accepted auditing standards in the Republic of China, and the standards of the Public Company Accounting Oversight Board (United States). Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2005 in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences, after giving effect to the restatement described in Note 30, is presented in Note 30 and 31 to the consolidated financial statements.
As discussed in Note 3, commencing from January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 35 “Accounting for Impairment of Assets” and amended Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, under which the Company ceased to delay recognition of investment income of investees accounted for under the equity method until the subsequent year, and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods then ended.
As discussed in Note 8, before January 1, 2005, the Company delayed recognition of investment income (loss) for certain investee companies accounted for under the equity method until the subsequent year under ROC GAAP. Accordingly, the investment amounts of $3,924,937 thousand and $2,995,619 thousand at December 31, 2005 and 2004 were based on the investees’ financial statements for the year ended December 31, 2005 and 2003, respectively. The investment income of $1,100,044 thousand, recognized for these investee companies for the year ended December 31, 2005, was based on the investees’ financial statements for the years ended December 31, 2005 and 2004. The investment income of $247,328 thousand, recognized for these investee companies for the year ended December 31, 2004, was based on the investees’ financial statements for the year ended December 31, 2003.
Taichung, Taiwan, Republic of China
February 17, 2006 (except for the information in Note 27, 30, and 31 for which the date is May 29, 2006)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2004	2005
	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$10,922,393	$12,340,833	$376,245
Short-term investments (Note 5)	1,942,970	—	—
Notes receivable, net	72,083	156,899	4,784
Accounts receivable, net (Notes 6 and 23)	5,720,274	9,516,426	290,135
Other financial assets — current	407,087	823,295	25,100
Inventories (Note 7)	1,977,001	2,805,287	85,527
Deferred income tax assets — current (Note 20)	709,093	759,226	23,147
Other current assets — other	533,924	540,185	16,469

	22,284,825	26,942,151	821,407

Long-term Investments (Note 8)
Long-term investments under the equity method	3,952,489	4,653,136	141,864
Long-term investments under the cost method	2,863,849	2,547,540	77,669

	6,816,338	7,200,676	219,533

Property, Plant and Equipment (Notes 9, 24)
Cost:
Land	2,128,476	2,128,476	64,892
Buildings	6,609,819	7,158,668	218,252
Machinery and equipment	34,710,602	39,596,050	1,207,197
Utility equipment	696,662	785,110	23,936
Furniture and fixtures	507,134	638,432	19,464
Other equipment	1,417,708	1,562,453	47,636

	46,070,401	51,869,189	1,581,377
Accumulated depreciation	(19,905,800)	(23,894,328)	(728,486)
Construction in progress and prepayments for equipment	1,024,283	2,277,389	69,433

	27,188,884	30,252,250	922,324

Other Assets
Refundable deposits	11,557	10,112	308
Deferred charges	826,984	804,700	24,534
Deferred income tax asset — noncurrent (Note 20)	1,600,223	1,709,675	52,124
Other assets — other (Note 10)	233,529	255,649	7,794

	2,672,293	2,780,136	84,760

TOTAL ASSETS	$58,962,340	$67,175,213	$2,048,024

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2004	2005
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$—	$93,768	$2,859
Notes payable	984	5,493	168
Accounts payable (Note 23)	2,104,797	5,124,110	156,223
Income tax payable (Note 20)	36,352	153,016	4,665
Accrued expenses	1,077,473	1,657,575	50,536
Other payables (Note 11)	1,508,061	2,532,728	77,217
Current portion of long-term loans (Notes 12 and 13)	4,013,376	1,790,895	54,600
Other current liabilities	51,486	109,860	3,349

	8,792,529	11,467,445	349,617

Long-term Liabilities
Bonds payable (Note 12)	11,533,146	11,310,300	344,826
Long-term loans (Note 13)	5,106,346	3,333,300	101,625

	16,639,492	14,643,600	446,451

Other Liabilities	37,276	239,161	7,291

Total Liabilities	25,469,297	26,350,206	803,359

Stockholders’ Equity
Capital stock (Notes 1 and 15)	21,050,731	23,289,193	710,036
Capital reserve (Note 16)
Additional paid in capital	6,339,617	6,863,226	209,245
Premium arising from merger	1,951,563	1,951,563	59,499
Others	14,652	38,590	1,177
Retained earnings (Note 17)
Legal reserve	750,886	1,179,104	35,948
Special reserve	—	141,053	4,300
Unappropriated earnings	4,320,831	8,241,034	251,251
Unrealized loss on long-term investment	—	(737)	(22)
Cumulative translation adjustments	(141,053)	(47,463)	(1,447)
Net loss not recognized as pension cost	—	(1,828)	(56)
Treasury stock (Note 18)	(794,184)	(828,728)	(25,266)

Total Stockholders’ Equity	33,493,043	40,825,007	1,244,665

Commitments and Contingencies (Note 25)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$58,962,340	$67,175,213	$2,048,024

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues	$27,411,427	$35,252,156	$43,487,877	1,325,850
Cost of Goods Sold (Note 23)	(23,297,669)	(28,871,540)	(33,959,940)	(1,035,364)

Gross Profit	4,113,758	6,380,616	9,527,937	290,486

Operating Expenses
Selling expenses	(415,433)	(548,694)	(565,765)	(17,249)
General and administrative expenses	(618,397)	(746,695)	(855,917)	(26,095)
Research and development expenses	(559,076)	(752,473)	(857,730)	(26,150)

	(1,592,906)	(2,047,862)	(2,279,412)	(69,494)

Operating Income	2,520,852	4,332,754	7,248,525	220,992

Non-operating Income and Gain
Interest income	88,379	157,015	304,237	9,275
Investment income accounted for under the equity method	—	307,728	447,950	13,657
Gain on disposal of investments	344,385	—	—	—
Others	448,763	575,965	548,813	16,732

	881,527	1,040,708	1,301,000	39,664

Non-operating Expenses and Losses
Interest expenses	(375,111)	(353,321)	(241,578)	(7,365)
Impairment loss (Note 19)	—	—	(163,650)	(4,989)
Investment loss accounted for under equity method	(533,061)	—	—	—
Others (Note 11)	(291,783)	(1,194,922)	(535,386)	(16,323)

	(1,199,955)	(1,548,243)	(940,614)	(28,677)

Income Before Income Tax	2,202,424	3,825,219	7,608,911	231,979
Income Tax (Expense) Benefit (Note 20)	636,292	456,958	(15,517)	(473)

Income from Continuing Operations	2,838,716	4,282,177	7,593,394	231,506
Cumulative Effects of Changes in Accounting Principles (Note 3)	—	—	650,508	19,832

Net Income	$2,838,716	$4,282,177	$8,243,902	$251,338

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Earnings Per Share (in dollars) (Note 21)

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
Basic Earnings Per Share
Income from continuing operations	$1.01	$1.72	$3.31	$0.10
Cumulative effects of changes in accounting principles	—	—	0.28	0.01

Net Income (Before Tax)	$1.01	$1.72	$3.59	$0.11

Net Income (After Tax)	$1.30	$1.93	$3.59	$0.11

Diluted Earnings Per Share
Income from continuing operations	$0.92	$1.31	$3.14	$0.10
Cumulative effects of changes in accounting principles	—	—	0.24	0.01

Net Income (Before Tax)	$0.92	$1.31	$3.38	$0.11

Net Income (After Tax)	$1.18	$1.51	$3.38	$0.11

Pro forma information as if the investment gain/loss in equity investees was not deferred in the subsequent
Net income	$3,493,355	$4,681,037	$7,593,394	$231,506

Basic Earnings Per Share (in dollars)	$1.60	$2.11	$3.31	$0.10

Diluted Earnings Per Share (in dollars)	$1.44	$1.80	$3.13	$0.10

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
	Capital Stock Issued			Retained Earnings			Loss on Long -	Cumulative
	Shares				Special	Unappropriated	term	Translation
	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Investments	Adjustments	Treasury Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2003
Balance at January 1, 2003	1,885,174	$18,851,737	$8,087,113	$424,495	$—	$425,195	($302,780)	$35,683	($1,342,891)	$26,178,552
Appropriation for legal reserve	—	—	—	42,519	—	(42,519)	—	—	—	—
Appropriation for special reserve	—	—	—	—	302,780	(302,780)	—	—	—	—
Reversal of unrealized loss on long-term investments	—	—	—	—	—	—	302,780	—	—	302,780
Long-term investment adjustments for investee company’s additional paid in capital	—	—	617	—	—	—	—	—	—	617
Long-term investment adjustments for investee company’s cummulative translation adjustment	—	—	—	—	—	—	—	(32,405)	—	(32,405)
Net income	—	—	—	—	—	2,838,716	—	—	—	2,838,716
Transfer of treasury stock to employees	—	—	11,380	—	—	—	—	—	398,569	409,949

Balance at December 31, 2003	1,885,174	$18,851,737	$8,099,110	$467,014	$302,780	$2,918,612	$—	$3,278	($944,322)	$29,698,209

2004
Balance at January 1, 2004	1,885,174	$18,851,737	$8,099,110	$467,014	$302,780	$2,918,612	$—	$3,278	($944,322)	$29,698,209
Appropriation for legal reserve	—	—	—	283,872	—	(283,872)	—	—	—	—
Reversal of special reserve to unappropriated earnings	—	—	—	—	(302,780)	302,780	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(57,153)	—	—	—	(57,153)
Employees’ cash bonus	—	—	—	—	—	(73,674)	—	—	—	(73,674)
Employees’ stock bonus	21,050	210,497	—	—	—	(210,497)	—	—	—	—
Cash dividends	—	—	—	—	—	(663,066)	—	—	—	(663,066)
Stock dividends	189,447	1,894,476	—	—	—	(1,894,476)	—	—	—	—
Conversion of Euro convertible bonds	9,402	94,021	213,140	—	—	—	—	—	—	307,161
Long-term investment adjustments for investee company’s additional paid in capital	—	—	(10,862)	—	—	—	—	—	—	(10,862)
Long-term investment adjustments for investee company’s cumulative translation adjustment	—	—	—	—	—	—	—	(144,331)	—	(144,331)
Cash dividends for treasury stock held by subsidiaries	—	—	9,455	—	—	—	—	—	—	9,455
Net income	—	—	—	—	—	4,282,177	—	—	—	4,282,177
Transfer of treasury stock to employees	—	—	(5,011)	—	—	—	—	—	150,138	145,127

Balance at December 31, 2004	$2,105,073	$21,050,731	$8,305,832	$750,886	$—	$4,320,831	$—	($141,053)	($794,184)	$33,493,043

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
							Loss
	Capital Stock Issued			Retained Earnings			on Long-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	term	Translation	Recognized As
	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Investments	Adjustments	Pension Cost	Treasury Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2005
Balance at January 1, 2005	$2,105,073	$21,050,731	$8,305,832	$750,886	$—	$4,320,831	$—	$(141,053)	$—	$(794,184)	$33,493,043
Appropriation for legal reserve	—	—	—	428,218	—	(428,218)	—	—	—	—	—
Appropriation for special reserve	—	—	—	—	141,053	(141,053)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(74,258)	—	—	—	—	(74,258)
Employees’ cash bonus	—	—	—	—	—	(175,927)	—	—	—	—	(175,927)
Employees’ stock bonus	18,766	187,655	—	—	—	(187,655)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(1,583,342)	—	—	—	—	(1,583,342)
Stock dividends	168,890	1,688,898	—	—	—	(1,688,898)	—	—	—	—	—
Unrealized loss on long-term investment	—	—	—	—	—	—	(737)	—	—	—	(737)
Conversion of Euro convertible bonds	26,934	269,342	494,719	—	—	—	—	—	—	—	764,061
Employee stock option exercised	9,257	92,567	28,890	—	—	—	—	—	—	—	121,457
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	1,696	—	—	(41,705)	—	—	—	—	(40,009)
Long-term investment adjustment for investee company’s cumulative translation adjustment	—	—	—	—	—	(2,643)	—	93,590	—	—	90,947
Long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	(1,828)	—	(1,828)
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	(34,544)	(34,544)
Cash dividends for treasury stock held by subsidiaries	—	—	22,242	—	—	—	—	—	—	—	22,242
Net income	—	—	—	—	—	8,243,902	—	—	—	—	8,243,902

Balance at December 31, 2005	$2,328,919	$23,289,193	$8,853,379	$1,179,104	$141,053	$8,241,034	$(737)	$(47,463)	$(1,828)	$(828,728)	$40,825,007

The accompanying notes are an integral part of these consolidated financial statements

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	$2,836,716	$4,282,177	$8,243,902	$251,338
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	4,854,558	5,727,223	6,053,840	184,568
Amortization	330,768	425,383	518,024	15,793
Bad debts expense	4,834	—	2,911	89
Recovery of decline in market value of short-term investments	(6,349)	(12)	—	—
Provision for (recovery of) reserve for sales allowance	27,294	36,082	(25,457)	(776)
Gain on disposal of investments and recovery of decline in market value of short-term investments	(340,950)	(69,584)	(37,173)	(1,133)
Provision for (recovery of) loss on obsolescence and decline in market value of inventory	(109,910)	(12,746)	5,603	171
Long-term investment (income) loss under the equity method	313,010	(307,728)	(1,098,458)	(33,490)
Long-term investment loss under the cost method	189,454	17,803	39,000	1,189
Impairment loss on long-term investment under the cost method	—	—	163,650	4,989
Cash dividend received from long-term investment under the equity method	12,684	27,832	198,805	6,061
Loss on decline in market value upon reclassification of long-term / short-term investment	30,597	—	—	—
(Gain) loss on disposal of property, plant and equipment	(39,395)	52,291	(26,792)	(817)
Provision for loss on idle assets	131,828	460,539	68,766	2,097
Amortization of discount on commercial paper	2,762	—	—	—
Amortization of discount on long-term notes	6,385	2,367	1,712	52
Compensation interest on bonds payable	204,873	172,127	137,367	4,188
Foreign currency exchange loss (gain) on bonds payable	(163,751)	(668,742)	408,777	12,463
(Gain) loss on redemption of bonds payable	—	8,117	—	—
Reversal of deferred credit account	(23,506)	—	—	—
(Increase) decrease in assets:
Notes receivable	8,706	46,448	(84,816)	(2,586)
Accounts receivable	(1,220,618)	(405,172)	(3,767,018)	(114,848)
Other financial assets — current	17,566	14,937	(435,260)	(13,270)
Inventories	(414,850)	(68,977)	(831,822)	(25,360)
Other current assets	(128,401)	16,989	(20,433)	(623)
Deferred income tax assets	(631,184)	(464,386)	(159,586)	(4,865)
Increase (decrease) in liabilities:
Notes payable	1,071,607	(1,071,912)	4,509	137
Accounts payable	780,972	(34,962)	3,020,326	92,083
Income tax payable	(9,362)	(4,256)	116,664	3,557
Accrued expenses	106,157	255,763	593,046	18,081
Other payables	60,611	471,388	61,747	1,883
Other current liabilities	148,890	(168,362)	60,690	1,850
Other liabilities	(1,288)	(4,987)	193	6
Accrued pension liabilities	—	31,008	1,900	58

Net cash provided by operating activities	8,050,708	8,766,648	13,214,617	402,885

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Payment for pledged time deposits	$(44,800)	$(503,500)	$(405,839)	$(12,373)
Refund of pledged time deposits	304,400	425,300	440,134	13,419
Purchase of short-term investments	—	(4,759,999)	(4,774,000)	(145,549)
Proceeds from disposal of short-term investments	54,097	2,830,000	6,730,250	205,191
Purchase of long-term investments	(219,292)	(265,156)	(6,334)	(193)
Proceeds on capital reduction from equity investee	—	16,900	—	—
Purchase of long-term investments in bonds	(295,000)	—	—	—
Proceeds from disposal of long-term investments	1,155,114	736,118	303,477	9,252
Acquisition of property, plant and equipment	(4,884,707)	(9,784,816)	(8,244,928)	(251,370)
Proceeds from disposal of property, plant and equipment	116,853	259,587	58,090	1,771
Payment for deferred charges	(380,103)	(578,977)	(502,050)	(15,306)
Payment for refundable deposits	(2,094)	(1,825)	(1,151)	(35)
Proceeds from refundable deposits	4,995	5,995	5,394	164
Acquisition of other assets	(37,416)	—	—	—
Proceeds from disposal of other assets	12	—	—	—

Net cash used in investing activities	(4,227,941)	(11,620,373)	(6,396,957)	(195,029)

Cash flows from financing activities
Proceeds from short-term loans	2,875,700	—	93,768	2,859
Repayment of short-term loans	(3,177,700)	—	—	—
Proceeds from issuance of commercial paper	2,397,441	—	—	—
Repayment of commercial paper	(2,900,000)	—	—	—
Proceeds from long-term loans	5,128,639	6,300,000	—	—
Repayment of long-term loans	(2,329,760)	(9,149,169)	(3,216,965)	(98,078)
Proceeds from issuance of bonds payable	—	6,646,000	—	—
Proceeds from deposit-in	334	110	200,990	6,128
Repayment of deposit-in	(371)	—	(1,045)	(32)
Increase (decrease) in deferred credit accounts	4,028	(5,562)	—	—
Proceeds from the exercise of employee stock option			121,457	3,703
Redemption of bonds payable	—	(1,483,391)	(800,000)	(24,390)
Proceeds from disposal of treasury stock	409,877	145,128	—	—
Remuneration to directors and supervisors	—	(57,153)	(74,258)	(2,264)
Remuneration of employees’ cash bonuses and dividents	—	(736,712)	(1,759,232)	(53,635)

Net cash provided by (used in) financing activities	2,408,188	1,659,251	(5,435,285)	(165,709)

Effect on foreign currency exchange	—	(85,734)	36,065	1,100

Net (decrease) increase in cash and cash equivalents	6,230,955	(1,280,208)	1,418,440	43,245
Cash and cash equivalents at beginning of year	5,969,646	12,202,601	10,922,393	333,000

Cash and cash equivalents at end of year	$12,200,601	$10,922,393	$12,340,833	$376,245

Supplemental disclosures of cash flow information:
Cash paid for interest (excluding capitalized interest)	$170,287	$324,148	$162,849	$4,965

Cash paid for income tax	$5,279	$17,242	$14,978	$457

Supplemental disclosures of partial cash paid for investing activities
Acquisition of property, plant and equipment	$5,572,254	$9,320,818	$9,200,968	$280,516
Add: Payable at beginning of the year	482,790	1,170,337	706,339	21,535
Less: Payable at end of the year	(1,170,337)	(706,339)	(1,662,379)	251,370

Cash paid	$4,884,707	$9,784,816	$8,244,928	$553,421

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
1. History and Organization
(1)	Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (ROC) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. As of December 31, 2005, issued common stock was $23,289,193. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. As of December 31, 2005, the Company has 12,971 employees.
(2) Consolidated subsidiaries

			% of shares held
			by the Company
Name of investor	Name of subsidiaries	Main operating activities	as of December 31, 2005
The Company	Siliconware Investment Company Ltd.	Investment activities	100%

The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Providing promotion and marketing services	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Manufacturing of memory card, DRAM module, transistor and electronic component	100%
(3) Non-consolidated subsidiaries
None.
2. Summary of Significant Accounting Policies
The accompanying financial statements have been prepared in conformity with the “ Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2005 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2004 and 2005 to the extent summarized in Note 30 to the consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
The Company’s significant accounting policies are summarized as follows:
      Basis of Consolidation
The Company adopted the amended Statement of Accounting Standards No. 7 “Consolidated Financial Statements,” which requires an entity to consolidate all subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Retrospective adoption is not required. Inter-company transactions, balances and unrealized gains (losses) on transactions between group companies are eliminated.
      Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements and the reported amounts of revenues, costs of revenue and expenses during the reporting period. Actual results may differ from those estimates.
      Translation of Foreign Currency Transactions on Subsidiaries’ Financial Statements
The financial statements of foreign subsidiaries and investees are translated into New Taiwan dollars using the spot rate as of each financial statement date for asset and liability accounts, average exchange rate for profit and loss accounts, spot rate for dividend and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollar are proportionally recognized in the cumulative translation adjustment in stockholders’ equity.
      Foreign Currency Transactions
The Company maintains its accounts in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets and liabilities denominated in

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from the aforementioned translations are recognized in the current year’s results.
      Convenience Translation into US Dollars
The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2005 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$ 32.80 (in dollars) to US$1.00 (in dollars), the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 30, 2005. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.
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
      Inventories
Inventories are recorded at cost when acquired and are stated at the lower of aggregate cost, determined by the weighted-average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost, while market values of finished goods and work in processes are determined on the basis of net realizable value. The allowance for loss on obsolescence and decline in market value is provided based on management’s analysis on inventory aging and obsolescence, when necessary.
      Long-term Investments
A.	Long-term equity investments in which the Company owns less than 20% of the voting rights of and has no significant influence over the investee companies are accounted for (a) at cost, if the investee company is not listed or (b) at the lower of cost or market value, if the investee company is listed. Valuation allowance for the unrealized loss under this method is shown in the stockholders’ equity. When it becomes evident that there has been a permanent impairment in value and the chance of recovery is minimal, loss is recognized in the current year. However, if there is evidence that the Company has significant influence over the investee company, the investment is accounted for under the equity method.

B.	Long-term equity investments in which the Company owns at least 20% of the voting rights of the investee companies are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company, under which circumstance, the investment is accounted for as indicated in A above. The excess of the acquisition cost over the investee’s net book value is capitalized and amortized over 10 years.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income or expense over the assets’ economic service lives. Profit (loss) from other types of intercompany transactions is recognized when realized.

D.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted first to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.

E.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustment.” in the stockholders’ equity.

F.	When the Company’s equity-method investees are merged, the carrying amount of the long-term investment in the acquired company is treated as the cost, while the market value at the acquisition date of the newly issued stocks of the acquiring company is treated as an addition to the long-term investment in the acquiring company. The difference is recognized as gain or loss in the current year.
      Property, Plant and Equipment
A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized and depreciated accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus one additional year as the salvage value. Salvage values of fixed assets which are still in use after reaching their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of fixed assets are 3 to 15 years, except for buildings, which are 35 to 55 years.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	Maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated accordingly. When fixed assets are disposed of, their original cost and accumulated depreciation are removed from the corresponding accounts with gain or loss recorded as non-operating income or loss.

D.	Idle assets are stated at the lower of book value or net realizable value and are reclassified to other assets.

E.	According to the regulation of the People’s Republic of China, depreciation of the property, plant and equipment of Siliconware Technology is provided on the straight-line method over 5 years with one-tenth of the cost as salvage value.
      Deferred Charges
The costs of computer software system purchased externally and tooling cost are recognized as deferred charges and amortized on the straight-line basis over the estimated useful lives of 2 to 5 years. Convertible bonds issuance costs are amortized over the period of the bonds.
      Land Use Right
The rental cost for Siliconware Technology to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract period of 50 years.
      Convertible Bonds
A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of redemption period.

B.	When a bondholder exercises his/her conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The related issuance costs for convertible bonds are recorded as deferred charges, and are amortized over the period of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder fails to exercise his/her redemption right upon expiration. The balance of the compensation interest payable is amortized over the period from the date following the expiration date to the maturity date using the effective interest method.

E.	The convertible bonds with redemption options are classified as current or non-current liabilities based on the date of redemption.
      Pension Cost
The Company has a defined benefit plan funded in conformity with the Labor Standards Act and a defined contribution plan funded in conformity with the Labor Pension Act. Under defined benefit plan, the net pension cost is computed based on an actuarial valuation, which takes service cost, interest cost, expected return on plan assets, and unrecognized net asset or net obligation at transition into accounts. The unrecognized net asset or net obligation at transition is amortized over 15 years on a straight-line basis. Under defined contribution plan, the Company shall make monthly contribution, determined at no less than 6% of employees’ monthly wages, to employees’ individual pension accounts. These contributions are recorded as pension costs in the current period.
      Income Tax
A.	In accordance with ROC FAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified as current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	The Company adopted ROC FAS No. 12 “Accounting for Investment Tax Credits” in determining the investment tax credit. The investment tax credits relating to the acquisition cost of qualifying machinery and technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustment in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current year’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings be subject to an additional 10% corporate income tax, which is recognized as expense at the time the stockholders resolve to retain the earnings.
      Revenue Recognition
Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured.
      Research and Development
Research and development costs are expensed as incurred.
      Treasury Stock
A.	The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock and as a reduction of stockholders’ equity.

B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, determined by the weighted-average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve arising from treasury stock and the remainder, if any, is charged against retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
      Earnings Per Share
A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period after considering the retroactive effect of stock dividend, capitalization of capital reserve, and stock bonus to employees. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

B.	The company’s dilutive potential common shares are employee stock options and convertible bonds. In computing the dilutive effects of the employee stock options and convertible bonds, the Company applies the treasury stock method and if-converted method, respectively.
      Impairment loss
A.	The Company recognizes impairment loss whenever event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

B.	An impairment loss recognized in prior years is reversed if there has been a change in the estimates used to determine recoverable amount since the last impairment loss was recognized, or the impairment loss caused by a specific external event of an exceptional nature that is not expected to recur. However, an impairment loss is reversed only to the extent that it does not increase the carrying amount of an asset above the carrying amount that would have been determined for the asset (net of amortization or depreciation) had no impairment loss been recognized in prior years. Impairment loss for goodwill is not reversed.
3. Effects of Changes in Accounting Principle

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
A.	Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 35 “Accounting for Impairment of Assets” in the Republic of China. The adoption of this new accounting principle resulted in a decrease in the Company’s total assets, shareholders’ equity and net income by $163,650 as of December 31, 2005 and for the year then ended. The basic earnings per share was therefore decreased by $0.07.

B.	Effective January 1, 2005, the Company ceased to delay in recognizing investment income (loss) from certain equity-method investees in accordance with the amended Statement of Financial Accounting Standards No. 5 “Accounting for Long-term Equity Investment” in the Republic of China. The cumulative effect attributable to this change in accounting principle for the year ended December 31, 2005 was $650,508, which was based on the investees’ financial statements for the year ended December 31, 2004.

	December 31,
	2004	2005
	NT$	NT$
Cash
Cash on hand	$1,293	$1,809
Savings accounts	610,091	3,064,569
Checking accounts	(653,132)	10,092
Time deposits	7,498,947	9,264,363

	7,457,199	12,340,833

Cash equivalent
Notes with re-purchase options	158,300	—
Commercial paper	3,306,894	—

	$10,922,393	$12,340,833

4. Cash and Cash Equivalents
A.	As of December 31, 2005 and 2004, the interest rates for time deposits ranged from 0.85% to 4.36% and from 0.8% to 2.53%, respectively.

B.	As of December 31, 2004, checking accounts had credit balance because the Company credited checking accounts based on the due date of the notes payable issued while the notes payable were still uncashed.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
5. Short-term Investment

	December 31,
	2004	2005
	NT$	NT$

Investment in bond fund	$1,942,970	$—

6. Accounts Receivable

	December 31,
	2004	2005
	NT$	NT$
Accounts receivable	$5,822,281	$9,595,886
Less: Allowance for sales discounts	(92,638)	(67,180)
Allowance for doubtful accounts	(9,369)	(12,280)

	$5,720,274	$9,516,426

7. Inventories

	December 31,
	2004	2005
	NT$	NT$
Raw materials and supplies	$1,675,384	$2,418,288
Work in process	211,004	336,923
Finished goods	136,062	100,769

	2,022,450	2,855,980

Less: Allowance for loss on obsolescence and decline in market value of inventory	(45,449)	(50,693)

	$1,977,001	$2,805,287

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
8. Long-term Investments
A.	Details of long-term investments were summarized as follows:

	December 31,
	2004		2005
		% of		% of
Investee company	Amount	ownership	Amount	ownership
	NT$		NT$
Equity methods:
Sigurd Microelectronics Corp.	$617,264	24.75%	$728,199	24.03%
Double Win Enterprise Co., Ltd.	101,712	24.14%	84,450	24.14%
ChipMOS Technologies Inc.	2,995,619	28.73%	3,924,937	28.75%
Universal Communication Technology Inc.	237,894	42.82%	—	—
Artest Corporation	—	30.09%	—	30.09%

	3,952,489		4,737,586
Less : Accumulated impairment loss	—		(84,450)

	3,952,489		4,653,136

Cost methods:
Phoenix Precision Technology Corporation	1,429,939	18.03%	1,468,939	17.56%
ThaiLin Semiconductor Corp.	190,512	3.15%	—	—
King Yuan Electronics Co., Ltd.	910,270	9.08%	910,270	8.77%
Others	333,128	—	168,331	—

	2,863,849		2,547,540

	$6,816,338		$7,200,676

B.	The recognition of investment income (loss) for ChipMOS Technologies Inc. (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period in 2001 and before. Commencing from January 1, 2002, with the approval from ROC SFB, recognition of investment income (loss) has been delayed until the subsequent year. Therefore, the Company recognized investment loss of NT$365,669 and investment income of NT$247,238 for the years ended December 31, 2003 and 2004, based on ChipMOS’s audited financial statements for the years ended December 31, 2002 and 2003, respectively. Commencing from January 1, 2005, the Company ceased to delay in recognition of investment income. Therefore, the Company recognized investment income of NT$432,715 for the year ended December 31, 2005. The deferred recognition of the investment income of NT$667, 770, which was based on ChipMOS’s audited financial statements for the year ended December 31, 2004, was added to the cumulative effects of changes in accounting principles in 2005 in accordance with SFAS No.5.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	During 2002, the Company made an investment in Universal Communication Technology Inc. (“Universal”), an investee accounted for under the equity method. The Company’s investment in Universal consists of cumulative preferred stock and common stock, both with voting right. The holders of the preferred stock are entitled to receive cumulative dividends at the rate of 10% per annum. In the event of any liquidation of the investee, the holders of the preferred stock shall be entitled to receive, in preference to the holders of the common stock, an amount equal to original investment amount plus any undeclared and unpaid dividends. The recognition of investment income (loss) for Universal has been delayed until the subsequent year. Commencing from January 2003, the Company recognizes the investment income for Universal based on the financial statements of the investee for the same period. For the years ended December 31, 2003 and 2004, the Company recognized investment income of NT$15,471 and NT$7,600 for preferred stock in accordance with the preference of the preferred stock of Universal. As for the common stock investment in Universal, in 2003, the investment loss of $62,135 was recognized based on the audited financial statements of Universal for the years ended December 31, 2003 and 2002. In 2004, the investment loss of $23,825 for common stock was recognized based on Universal’s audited financial statements for the year ended December 31, 2004. At March 1, 2005, Universal merged with Sigurd Microelectronics Corp. (“Sigurd”). Universal was dissolved as a result of this transaction and the Company obtained 6,595 thousand shares of Sigurd’s common shares. For the three months ended March 31, 2005, the investment loss of $9,775 was recognized based on Universal’s unaudited financial statements for the two months ended February 28, 2005.

D.	Recognition of investment income has been consistently delayed until the subsequent year for Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd. Accordingly, the combined investment income of NT$3,000 and NT$4,585 in these two companies for the years ended December 31, 2003 and 2004, were based on the audited financial statements of the investee companies for the years ended December 31, 2002 and 2003, respectively. The deferred recognition of the investment loss of NT$17,262 from Double Win’s 2004 financial results was added to the cumulative effects of changes in accounting principles in 2005.

E.	For the years ended December 31, 2003, 2004 and 2005, the Company recognized investment income (loss) of NT$69,560, NT$(11,523) and NT$62,563, respectively, for all other investees accounted for under the equity method based on investees’ audited financial statements for the same periods.

F.	For Artest Corporation, the Company owns non-cumulative preferred stock with voting right. According to ROC FAS No. 5, “Accounting For Long-term Investments”, the recognition of investment income (loss) for investments in preferred stock are based

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
on the right to the earning distribution. Since the preferred stock is non-cumulative, investment income (loss) is recognized upon dividend declaration. No dividend was declared in 2002, 2003 and 2004. Therefore, no investment income was recognized in 2003, 2004 and 2005. However, for the years ended December 31, 2003, 2004 and 2005, Artest Corporation, has incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges of NT$157,328 and NT$7,720 in 2003 and 2004 on this long-term equity investment to write off the carrying value of the investment to its fair value. As of December 31, 2004, the carrying amount of investment in Artest was written down to $0.
9. Property, Plant and Equipment

	December 31 , 2004
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$
Land	$2,128,476	$—	$2,128,476
Buildings	6,609,819	(1,384,875)	5,224,944
Machinery and equipment	34,710,602	(17,251,132)	17,459,470
Utility equipment	696,662	(299,735)	396,927
Furniture and fixtures	507,134	(273,446)	233,688
Other equipment	1,417,709	(696,612)	721,097
Construction in progress and prepayments for equipment	1,024,282	—	1,024,282

	$47,094,684	$(19,905,800)	$27,188,884

	December 31 , 2005
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$
Land	$2,128,476	$—	$2,128,476
Buildings	7,158,668	(1,735,422)	5,423,246
Machinery and equipment	39,596,050	(20,639,321)	18,956,729
Utility equipment	785,110	(362,988)	422,122
Furniture and fixtures	638,432	(338,418)	300,014
Other equipment	1,562,453	(818,179)	744,274
Construction in progress and prepayments for equipment	2,277,389	—	2,277,389

	$54,146,578	($23,894,328)	$30,252,250

For the years ended December 31, 2003, 2004 and 2005, total interest expense amounted to NT$414,607, NT$364,347 and NT$261,252, respectively, of which NT$39,496, NT$11,026 and NT$19,674 was capitalized to property, plant and equipment. The interest rates used to calculate the capitalized interest were ranged from 2.92% to 4.54%, 0.73% and 1.22 % in the respective periods.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
10. Other Assets — Others

	December 31,
	2004	2005
	NT$	NT$
Land	$108,087	$108,087
Land use right	86,961	90,778
Others	38,481	56,784

	$233,529	$255,649

The Company designated one of its officers to purchase the parcel of land, Da-Pu-Chu No. 123-2, and registered the title of the land under the officer’s personal name. As of December 31, 2005, the land purchase has been completed and payments been made in full. The Company has entered into a trust contract with the designated officer, which provides the Company with land use right for nil consideration. The trust contract prohibits the title owner from transferring the land and/or land use right under any circumstances.
11. Other Payables

	December 31,
	2004	2005
	NT$	NT$
Payables for equipment	$706,339	$1,662,380
Accrued value-added tax payable	468,000	232,307
Other payables	333,722	638,041

	$1,508,061	$2,532,728

The accrued value-added tax payable was due to certain revenues previously applied zero percent of value-added tax deemed taxable by the Tax Authority. The case has been closed.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
12. Bonds Payable

	December 31,
	2004	2005
	NT$	NT$
Euro convertible bonds payable	$11,121,558	$10,819,494
Secured bonds payable	800,000	—
Add: Compensation interest payable	411,588	490,806

	12,333,146	11,310,300
Less: Current portion of long-term bonds payable	(800,000)	—

	$11,533,146	$11,310,300

A.	On January 28, 2002, the Company issued five-year (from January 28, 2002 to January 28, 2007) zero coupon Euro Convertible bonds amounting to US$200,000 (thousands) listed on the Luxembourg Stock Exchange. Major terms of the issue are as follows:
(1)	The Company may redeem the bonds at any time on or after July 29, 2004 and prior to December 29, 2006 at their principal amount together with accrued interest, if (i) the market price of the shares of the Company for 20 out of 30 consecutive trading days is at least 130% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Redemption at the option of the bondholders:

The Company will, at the option of the bondholders, redeem such bonds on July 28, 2004 at 105.9185% of its principal amount, or on January 28, 2007 at 111.837% of its principal amount.

(3)	Conversion period:

At any time between April 16, 2002 and December 29, 2006.

(4)	Conversion price and adjustment:

The conversion price was established on the issuance date at NT$32.9 (in dollars) per share. The conversion price is subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilutions. As of December 31, 2005, the conversion price was NT$27.27 (in dollars) per share.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	As of December 31, 2005, the convertible bonds with the principal amount of US$30,155 (in thousands) have been converted into 36,336 thousand shares, which resulted in an increase of capital reserve of $707,858. Also, as of December 31, 2005, the Company repurchased and cancelled the bonds with the principal amount of US$40,985 (in thousands) from open market.
B.	On February 5, 2004, the Company issued five-year (from February 5, 2004 to February 5, 2009) zero coupon Euro Convertible bonds amounting to US$200,000 (thousands) listed on the Luxembourg Stock Exchange. Major terms of the issue are as follows:
(1)	The Company may redeem the bonds at any time on or after February 5, 2006 and prior to January 29, 2009 at their principal amount, if (i) the market price of the shares of the Company for 20 out of 30 consecutive trading days is at least 120% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Redemption at the option of the bondholders:

The Company will, at the option of the bondholders, redeem such bonds on February 5, 2008 at the principal amount.

(3)	Conversion period:

At any time between March 17, 2004 and January 29, 2009.

(4)	Conversion price and adjustment:

The conversion price was established on the issuance date at NT$47.035 (in dollars) per share. The conversion price will be subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilutions. As of December 31, 2005, the conversion price was NT$39.10 (in dollars) per share.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
13. Long-term Loans

		December 31,
Nature of loans	Repayment period	2004	2005
		NT$	NT$
Credit loans	Repayable in 3 semi-annual installments from July 2006	$4,800,000	$4,800,000
Secured loans	Repayable in 8 semi-annual installments from April 2002	236,000	—
Secured loans	Repayable in January 2005	1,170,000	—
Commercial papers	Repayable in January 2005	1,500,000	—
Commercial papers	Repayable in 7 semi-annual installments from April 2002	250,000	—
Credit loans	Repayable in October and November 2005	57,376	—
Credit loans	Repayable in February to July 2006	308,058	324,195

		8,321,434	5,124,195
Less: Current portion of long-term loans		(3,213,376)	(1,790,895)
Discount on commercial paper		(1,712)	—

		$5,106,346	$3,333,300

Interest rates		1.79% ~5.18%	2.06%~5.18%

The loan agreements require, among other things, the maintenance of specific financial covenants and consent by the banks on important transactions, such as merger, changes in operations and significant asset transfer. As of December 31, 2005, the Company was in compliance with all such financial covenants.
14. Pension Plan and Net Pension Cost
A.	In accordance with the Labor Standards Act, SPIL has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005 and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Act after the enforcement of the Act. Under the funding policy of the plan, SPIL contributes monthly an amount equal to 2% (5% before July 2005) of the employees’ monthly salaries and wages to the pension fund deposited with the Central Trust of China, the custodian. Pension benefits are generally based on service years (two units earned per year for the first 15 years of service and one unit earned for each additional year of service with a maximum of 45 units). One unit represents the six-month average wages and salaries before retirement of the employees. Retirement benefits are paid form the pension fund.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	In accordance with the Labor Pension Act, effective from July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net pension cost amounting to $101,629 was recognized for the six months ended December 31, 2005.

C.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for SPIL’s defined benefit pension plan:
(1)	Assumptions used in actuarial calculations as of December 31, 2003, 2004 and 2005:

	2003	2004	2005
Discount rate	4.00%	2.50%	3.00%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate on plan assets	4.00%	2.50%	3.00%

	2004	2005
	NT$	NT$
Vested benefit	$(13,499)	$(19,968)

Vested benefit obligation	$(13,157)	$(19,444)

Accumulated benefit obligation	$(779,075)	$(903,265)

(2)	Changes in benefit obligation during the years ended December 31, 2004 and 2005:

	2004	2005
	NT$	NT$
Projected benefit obligation at beginning of year	$(1,046,896)	$(1,041,495)
Service cost	(145,610)	(85,852)
Interest cost	(26,172)	(32,987)
Loss on projected benefit obligation	175,500	(46,193)
Benefit paid	1,683	12,628

Projected benefit obligation at end of year	$(1,041,495)	$(1,193,899)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3)	Changes in plan assets during the years ended to December 31, 2004 and 2005:

	2004	2005
	NT$	NT$
Fair value of plan assets at the beginning of year	$670,396	$808,825
Actual return on plan assets	8,526	12,298
Employer contributions	131,586	97,036
Benefits paid	(1,683)	(12,628)

Fair value of plan assets at the end of year	$808,825	$905,531

(4)	Funded status at December 31, 2004 and 2005:

	2004	2005
	NT$	NT$
Fair value of plan assets	$808,825	$905,531
Projected benefit obligation	(1,041,495)	(1,193,899)

Funded status	(232,670)	(288,368)
Unrecognized transition assets	(5,477)	(4,564)
Unrecognized net actuarial loss	207,249	260,133

Accured pension cost	$(30,898)	$(32,799)

(5)	Components of net periodic cost for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
	NT$	NT $	NT$
Service cost	$100,276	$145,610	$85,852
Interest cost	27,500	26,172	32,987
Expected return on plan assets	(22,080)	(16,760)	(25,150)
Recognition of transition assets	(913)	(913)	(913)
Recognition of actuarial loss	3,819	14,201	6,160

Net periodic pension cost	$108,602	$168,310	$98,936

D.	SUI has established a 401(k) profit-sharing plan covering substantially all employees. The plan provides for voluntary salary reduction contributions by eligible participants in accordance with Section 401(k) of the Internal Revenue Code, as well as discretionary matching and profit sharing contributions from SUI. Profit-sharing and 401(k) matching contributions are determined annually by SUI’s Board of Directors.

E.	Under the Provisional Act of SPF, Siliconware Technology (Suzhou) Limited is required to pay fixed contributions to SIP Provident Fund Management Center each month.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. Capital Stock
A.	As of December 31, 2005, the authorized capital of the Company was $31,500,000 represented by 3,150,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2005, issued common stock was $23,289,193 represented by 2,328,919,337 shares.

B.	On June 13, 2005, the stockholders of the Company resolved to capitalize the unappropriated earnings of $1,688,898 and the employee bonus of $187,655 by issuing 187,655 thousand new shares. The Securities and Futures Bureau (SFB) has approved this capital increase, and registration has been completed.

C.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2005, the outstanding ADSs amounted to 49,067,383 units. Major terms and conditions of the ADSs are summarized as follows:
(1)	Voting Rights

ADS holders will have no rights to vote directly in shareholders’ meetings with respect to the Deposited Shares. The Depositary shall provide voting instruction to the Chairman of the Company and vote on behalf of the Deposited shares evidenced by ADSs. If the Depositary receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction on a resolution, the Depositary will vote in the manner as instructed.

(2)	Distribution of Dividends

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.
D.	In July 2002, the Board of directors of the Company resolved to issue up to 40,000 units of employee stock option. Each unit of employee stock option is entitled to subscribe 1,000 shares of the Company’s common stock. The Company has to issue additional 40,000,000 shares of common stock if all of the employee stock options are exercised. The exercise price of the employee stock option is subject to adjustment for distribution of cash dividend or changes in capital stock in accordance with certain formula. The granted employee stock option will expire in five years and graded vested after two years of service in accordance with the employee stock option plan.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)	For the year ended December 31, 2005, details of the employee stock option granted, exercised and cancelled and exercise price of the employee stock option were as follows:

		Weighted
		average
	Number	exercise price
	of shares	(in NT dollars)
Outstanding options at January 1, 2003	—	$—
Granted	40,000	15.66
Forfeited/cancelled	(2,489)	15.60

2003	37,511	15.67
Granted/cancelled	—	—
Forfeited	(1,683)	13.76

Outstanding options at December 31, 2004	35,828	13.76
Exercised	(9,257)	13.12
Forfeited/cancelled	(223)	15.10

Outstanding options at December 31, 2005	26,348	11.97

(2)	As of December 31, 2005, the details of the outstanding employee stock option were as follows:

Options granted				Options vested
Exercise		Weighted	Weighted		Weighted
price		average	average		average
(in NT	Number	remaining	exercise price	Number	exercise price
dollars)	of options	contractual life	(in NT dollars)	of options	(in NT dollars)
$11.9~$12.4	26,348	2.13 Years	$11.95	1,425	$11.97

16. Capital Reserve
A.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds or from donation shall be exclusively used to cover accumulated deficit or be transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficit. The capital reserve can only be used to cover accumulated deficit when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks can only be transferred to capital once every year. The transfer of capital reserve to capital can not be made in the year the company issued new shares and the amount to be capitalized is subject to certain limitation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. Retained Earnings
A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:
(1)	Pay all taxes and dues;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside 2% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.
B.	Legal reserve can only be used to offset deficits or increase capital. The legal reserve can be used to increase capital when and only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the legal reserve.

C.	In accordance with the ROC SFB regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments such as cumulative foreign currency translation adjustment and unrealized losses on long-term investments. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on long-term investments no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

D.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. This 10% additional tax on undistributed earnings can be used as tax credit by the stockholders, including foreign stockholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the Company’s corporate income tax as tax credit against its individual income tax liability effective 1998. As of December 31, 2005, the undistributed earnings derived on or after January 1, 1998 was $8,241,034.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
E.	As of December 31, 2005, the balance of stockholders’ imputation tax credit account of the Company was $31,794. The rate of stockholders’ imputation tax credit to undistributed earnings is approximately 0.40%. However, the actual stockholders’ imputation rate is subject to change since the actual stockholders’ tax credit rate is based on the rate on the dividend allocation day. In 2005, the stockholders’ imputation rate on the distributed earnings is 0.51%.

F.	On June 13, 2005 and June 11, 2004, the stockholders of the Company resolved to distribute cash dividends of $0.75 and $0.35 (in dollars) per share, and stock dividends of $0.8 and $1 (in dollars) per share, respectively.

G.	As of February 17, 2006, the board of directors of SPIL has not resolved the distribution of the year 2005 earnings. Therefore, any information in relation to the year 2005 earnings will be posted to the website of the Taiwan Stock Exchanges after the Board’s resolution and the Shareholders’ approval is obtained.

H.	The Company’s earnings distribution of 2004 for employee bonuses and directors’ and supervisors’ remunerations were as follow:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amount of the actual
earnings distributions
approved by the board of
directors and shareholders in 2005
(a) The amount of the retained earnings distributed
1. Employees’ cash bonuses	$175,927

2. Employees’ stock bonuses
(i) Shares (in thousands of shares)	18,766

(ii) Amounts	$187,655

(iii)As a percentage of outstanding common shares	0.90%

3. Directors’ and supervisors’ remunerations	$74,258

(b) Informations regarding earnings per common share
1. Original earnings per common share (note 1)	$2.09

2. Adjusted earnings per common share (note 2)	$1.87

18. TREASURY STOCK

	2004
Reason for acquisition	Beginning	Additions	Reductions	Ending
	Number of shares (in thousand)
Transfer to employees	8,548	—	(8,548)	—

2005
Reason for acquisition	Beginning	Additions	Reductions	Ending
Number of shares (in thousand)
Transfer to employees	—	—	—	—

A.	According to the ROC Securities Exchange Act, the number of treasury shares shall not exceed 10% of the Company’s total outstanding common shares. The cost of the treasury stocks shall not exceed the total of retained earnings, paid-in capital in excess of par value and realized capital reserve. In addition, treasury stock shall not be used as collateral and shall not have the stockholders’ rights until transferred.

B.	According to the ROC Securities Exchange Act, treasury shares should be sold to the Company’s employees within three years from the date of acquisition. Any unsold treasury stock after three years shall be considered unissued shares, and shall be charged against contributed capital and capital reserve.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.	As of December 31, 2005, Siliconware Investment Company Ltd., the subsidiary of the Company, holds 32,090 thousand shares of the Company’s stock, with book value of NT$24.75 (in dollars) per share. The average closing price of the Company’s stock was NT$40.95 (in dollars) per share in December 2005.
19. IMPAIRMENT OF ASSETS

	Amounts recognized in
	Income from
	continuing operations	Shareholders’ equity
Impairment loss on long-term investment	$163,650	$—

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 35 “Accounting for Impairment of Assets” in Republic of China. During 2005, the Company recognized impairment loss of $163,650 as follows:
A.	Impairment loss of $79,200 for long-term investment in Universal, which was triggered by the merger with Sigurd and the investment’s carrying amount exceeded the recoverable amount.

B.	Impairment loss of $84,450 for long-term investment in Double Win. The management believed the impairment loss was triggered by the downturn of the overall market and industry where Double Win operated, as well as the fact that Double Win withdrew from public trading in 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. Income Tax
SPIL and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax benefit is as follows:

	2003	2004	2005
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate (25%)	$550,877	$963,892	$2,083,671
Tax exempt income and other permanent differences	217,377	(367,301)	(780,039)
Investment tax credits	(720,436)	(1,434,949)	(834,025)
Tax on interest income separately taxed	873	3,671	1,006
Changes in valuation allowance for deferred tax assets	(677,818)	366,341	(579,627)
Prior year’s under (over) provision	(10,282)	(3,935)	112,570

Income tax benefit for current year	(639,409)	(472,281)	3,556
Additional 10% tax on undistributed earnings	3,117	15,323	11,961

Income tax expense (benefit)	(636,292)	(456,958)	15,517
Adjustments:
Net change of deferred tax assets	631,184	464,386	272,156
Prior year’s (under) over provision	10,282	3,935	(112,570)
Tax on interest income separately taxed	(873)	(3,671)	(1,006)
Prepaid income tax	(7,725)	(20,957)	(25,176)
Subsidiary’s tax payable	(4,255)	(6,565)	(12,510)

Income tax refund receivable	$(7,679)	$(19,830)	$136,411

Income tax payable carried over from prior year	$40,608	$36,352	$16,605

A.	For the years ended December 31, 2003, 2004 and 2005, significant portion of the permanent differences derived from gain on disposal of investments and long-term investment income (loss) accounted for under the equity method and revenue from assembly and testing of certain integrated circuit products which is exempted from income tax.

B.	As of December 31, 2004 and 2005, deferred tax assets and liabilities were as follows:

	December 31,
	2004	2005
	NT$	NT$
Deferred tax assets — current	$709,093	$759,226
Deferred tax liabilities — current	—	—

	709,093	759,226
Valuation allowance for deferred tax assets	—	—

	709,093	759,226

Deferred tax assets — noncurrent	2,873,540	2,232,063
Deferred tax liabilities — noncurrent	(390,403)	(219,101)

	2,483,137	2,012,962
Valuation allowance for deferred tax assets	(882,914)	(303,287)

	$1,600,223	$1,709,675

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.	The details of deferred tax assets and liabilities as of December 31, 2004 and 2005 were as follows

	December 31,
	2004		2005
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	$54,195	$13,548	$55,803	$13,951
Unrealized loss on sales allowance	92,638	23,160	67,180	16,795
Unrealized foreign exchange loss	165,540	41,385	155,641	38,910
Bad debts expense	—	—	12,280	3,070
Investment tax credit		631,000		686,500

		$709,093		$759,226

Noncurrent
Temporary difference
Unrealized loss on long-term investments	$628,009	$157,002	$667,009	$166,753
Depreciation expense	(761,056)	(190,264)	(669,724)	(167,431)
Unrealized foreign currency exchange gain arising from bonds payable	(800,556)	(200,139)	(206,678)	(51,670)
Compensation interest from bonds payable	442,090	110,523	490,806	122,702
Unrealized loss on idle assets	484,413	121,103	322,543	80,636
Loss carryforwards	25,513	6,378	25,513	6,378
Investment tax credit		2,478,534		1,855,594

		2,483,137		2,012,962
Valuation allowance for deferred tax assets-noncurrent		(882,914)		(303,287)

		$1,600,223		$1,709,675

Valuation allowance for deferred tax assets relates primarily to unrealized loss on long-term investments and allowance for investment tax credit.
D.	The Company’s income tax returns have been assessed and approved by the Tax Authority through 2003. However, the Company did not accept the reason and result of the reassessment and has petitioned to the government against the decision of the Tax Authority of its 2000 income tax returns. In addition, the Company did not accept the reason and result of the assessment of the Tax Authority and has requested for reassessment of its 2001 and 2002 income tax return. The Company believes that if it fails on the petition or reassessment, the result will not have a significant adverse impact on the Company. The Company has accrued the tax liabilities for the tax assessments.
E.	The income tax returns of Siliconware Investment Company Ltd. have been assessed and approved by the Tax Authority through 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
F.	According to the “Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises”, Siliconware Technology is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction, commencing from the first cumulative profit-making year net of losses carried forward. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities, be refunded 40% of the income tax already paid in relation to the reinvested amount.
G. As of December 31, 2005, the Company’s unused portion of investment tax credits, under the “Statute for Upgrading Industries”, were as follows:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration Years
	NT$	NT$	NT$
Acquisition cost of qualifying machinery and equipment	$2,951,116	$1,854,614	2005 to 2009
Qualifying research and development expenditure	637,159	514,450	2005 to 2009
Qualifying investments in significant technology companies	224,296	173,030	2005 to 2009

	$3,812,571	$2,542,094

H.	The Company is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products under the “Statute for Upgrading Industries”, for five years through December 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. Earnings Per Share

	For the year ended December 31, 2003
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$	NT$
Basic earnings per share	$2,202,424	$2,838,716	2,182,101	$1.09	$1.40

Dilutive effect of employee stock option	—	—	13,741
Dilutive effect of 2nd Euro convertible bonds	52,384	39,288	252,260

Diluted earnings per share	$2,254,808	$2,878,004	$2,448,102	$0.99	$1.27

	For the year ended December 31, 2004
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in dollars)
Basic earnings per share	$3,825,219	$4,282,177	2,216,468	$1.72	$1.93

Dilutive effect of employee stock option	—	—	27,681
Dilutive effect of 2nd Euro convertible bonds	(116,658)	(134,373)	190,836
Dilutive effect of 3rd Euro convertible bonds	(286,427)	(214,820)	168,668

Diluted earnings per share	$3,422,134	$3,932,984	$2,603,653	$1.31	$1.51

	For the year ended December 31, 2005
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT $	(in thousand)	(in dollars)
Basic EPS:
Income from continuing operations	$7,608,911	$7,593,394		$3.31	$3.31
Cumulative effects of changes in accounting principles	650,508	650,508		0.28	0.28

Net income	8,259,419	8,243,902	2,294,413	$3.59	$3.59

Dilutive effect of employee stock option	—	—	18,312
Dilutive effect of 2nd Euro convertible bonds	396,552	424,053	186,113
Dilutive effect of 3rd Euro convertible bonds	368,262	349,696	170,793

Diluted EPS	9,024,233	9,017,651	2,669,631	$3.38	$3.38

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted average treasury stock held by SPIL and the subsidiary has been deducted in the calculation of weighted average outstanding common stock for the years ended December 31, 2003, 2004 and 2005.
22. PERSONNEL COSTS, DEPRECIATION AND AMORTIZATION

	For the year ended December 31, 2003
	Operating costs	Operating expenses	Total
Personnel costs
Payroll	$2,901,902	$777,646	$3,679,548
Labor and health insurance	199,009	59,358	258,367
Pension expense	85,843	28,431	114,274
Others	231,629	43,782	275,411

	$3,418,383	$909,217	$4,327,600

Depreciation	$4,746,598	$107,960	$4,854,558

Amortization	$178,074	$94,748	$272,822

	For the year ended December 31, 2004
	Operating costs	Operating expenses	Total
	NT$	NT $	NT $
Personnel costs
Payroll	$3,490,892	$1,006,299	$4,497,191
Labor and health insurance	232,279	70,448	302,727
Pension expense	132,973	41,254	174,227
Others	347,540	53,985	401,525

	$4,203,684	$1,171,986	$5,375,670

Depreciation	$5,586,033	$141,190	$5,727,223

Amortization	$270,576	$108,338	$378,914

	For the year ended December 31, 2005
	Operating costs	Operating expenses	Total
	NT$	NT $	NT $
Personnel Cost
Payroll	$4,097,484	$1,145,219	$5,242,703
Labor and health insurance	289,956	80,644	370,600
Pension expense	160,601	46,144	206,745
Other	493,121	72,690	565,811

	$5,041,162	$1,344,697	$6,385,859

Depreciation	$5,896,261	$157,579	$6,053,840

Amortization	$342,091	$141,039	$483,130

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
23. Related Party Transactions
     1. Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
ChipMOS Technologies Inc.	Investee company under the equity method
Sigard Microelectronics Corp.	Investee company under the equity method
Phoenix Precision Technology Corporation	The Company holds directorship
King Yuan Electronics Co., Ltd.	The Company holds directorship
2. Significant Transactions with Related Parties
(1) Sales

	For the years ended December 31,
	2003		2004		2005
		% of		% of		% of
	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT $		NT $
ChipMOS
Technologies Inc.	$101,960	—	$—	—	$—	—
Sigurd	—	—	—	—	31,218	—

Corporation	$101,960	—	$—	—	$31,218	—

The selling prices and collection terms offered to the related parties were generally comparable to those offered to non-related parties. The collection period is approximately three months from the date of sale.
(2) Purchases

	For the years ended December 31,
	2003		2004		2005
		% of net		% of net		% of net
	Amount	purchase	Amount	purchase	Amount	purchase
	NT$		NT$		NT $
Phoenix Precision Technology Corporation	$2,610,008	19	$2,875,934	18	$3,600,039	18

The purchase prices and payment terms provided by the related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3) Accounts Receivable

	December 31,
	2004		2005
		% of		% of
		accounts		accounts
	Amount	receivable	Amount	receivable
	NT$		NT $
Sigurd Microelectronics Corporation	$—	—	$9,695	—

(4) Accounts payable

	December 31,
	2004		2005
		% of		% of
		accounts		accounts
	Amount	payable	Amount	payable
	NT $		NT $
Phoenix Precision Technology Corporation	$231,044	11	$694,261	14

24. Assets Pledged as Collaterals
As of December 31, 2004 and 2005 the following assets have been pledged as collaterals against certain obligations of the Company:

	December 31,
Assets	2004	2005	Subject of collateral
	NT$	NT $
Buildings	$1,144,896	$—	Long-term loans and bonds payable
Machinery and other	818,788	92,208	Loan-term loans
Time deposits (shown in other financial assets — current)	250,200	215,905	Guarantees for custom duties and income tax liabilities

	$2,213,884	$308,113

25. Commitments and Contingencies
A.	As of December 31, 2005, the Company’s issued but unused letters of credit for imported machinery and equipment were $427,503.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
B.	The Company entered into contracts with five foreign companies for the use of certain technologies and patents related to packaging system of integrated circuit products. The Company agreed to pay royalty fees based on the total number of certain products sold. Four contracts are valid through December 2007, November 2009, December 2010 and January 2011, respectively. For the other two contracts, one is valid through when all patents included in the contract expire; the other is valid until both parties agree to terminate the contract.
26. Significant Disaster Loss
None.
27. Significant Subsequent Event
On March 1, 2006, we were notified of a civil lawsuit brought by Tessera Inc., a U.S. corporation, against us and our subsidiary, Siliconware USA, Inc. in the United States. Currently, we are unable to assess the potential liabilities arising out of this claim due to insufficient information provided in the scope of the infringement of patent rights caused by our services is not specified in the bill of complaint. As such, we have not estimated or recognized any indemnity amount regarding the lawsuit.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
28. Other
1. Disclosure on Financial Instruments:

	December 31,
	2004		2005
	Book value	Fair value	Book value	Fair value
	NT$	NT$	NT$	NT$
Non-derivative financial instruments:
Financial assets Financial assets with book value equal to fair value	$17,133,394	$17,133,394	$22,847,565	$22,847,565
Short-term investment	1,942,970	1,950,180	—	—
Long-term investment in stocks	6,816,338	8,465,122	7,200,676	16,923,883

	$25,892,702	$27,548,696	$30,048,241	$39,771,448

Financial liabilities
Financial liabilities with book value equal to fair value	$8,741,676	$8,741,676	$11,642,928	$11,642,928
Bonds payable	11,533,146	11,245,337	11,310,300	15,528,396
Long-term loans	5,106,146	5,106,146	3,333,300	3,333,300
accrued pension cost	30,898	232,670	32,799	288,368

	$25,411,866	$25,325,829	$26,319,327	$30,792,992

(1)	Financial assets and liabilities with book value equal to fair value are cash and cash equivalents, notes receivable, accounts receivable, other current financial assets, refundable deposits, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term loans and other liabilities because of their short maturities.

(2)	The fair value of short-term investments and long-term investments in stocks is based on the market value. If the market value of long-term investments is unavailable, the net equity of the investee companies or other financial information is used as fair value.

(3)	The fair value of bonds payable is based on market value.

(4)	The book value of long-term loans is used as fair value because the loans bear floating interest rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)	The fair value of accrued pension cost is equal to the funded status as shown in the actuarial report measured at December 31, 2005 and 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. Eliminated transactions between parent company and subsidiaries

	Name of the counter party and amount
		Siliconware
	Siliconware Precision	Investment	SPIL (B.V.I.)
Transactions	Industries Co., Ltd	Company Ltd.	Holding Limited	Siliconware USA Inc.
	NT$	NT$	NT$	NT$
For the year ended December 31, 2003
Eliminate long-term investment and stockholders’ equity	$(2,278,920)	$957,052	$1,321,868	$—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	42,259	—	—	(42,259)
Eliminate commission expense and revenue	(288,869)	—	—	288,869

For the year ended December 31, 2004
Eliminate long-term investment and stockholders’ equity	$(2,586,396)	$932,002	$1,654,394	$—
Eliminate subsidiary’s long-term investment on parent company	758,684	(758,684)	—	—
Eliminate accrued expense and accounts receivable	42,078	—	—	(42,078)
Eliminate commission expense and revenue	(414,501)	—	—	414,501

For the year ended December 31, 2005
Eliminate long-term investment and stockholders’equity	$(2,754,682)	$960,363	$1,794,319	$—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	63,003	—	—	(63,003)
Eliminate commission expense and revenue	(417,418)	—	—	417,418

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
29. Segment Information
A.	Operation in Different Industries

The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits.

B.	Operations in Different Geographic Areas

The Company has no significant foreign operations. Therefore, ROC FAS No. 20, “Segmental Information Disclosure”, is not applicable.

C.	Export Sales

Sales by geographic region are identified by the location where the revenue is generated.

Geographic areas	2003	2004	2005
	NT$	NT$	NT$
Taiwan	11,875,508	14,127,011	16,535,182
U.S.	12,176,500	17,097,454	19,925,903
Canada	2,598,424	2,903,942	4,423,182
Other Countries	760,995	1,123,749	2,603,610

	27,411,427	35,252,156	43,487,877

D.	Major Customers

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year. No identity of segment for each major customer listed below is applicable due to the Company’s unclassified segment operation.

	2003		2004		2005
		% of		% of		% of
Customers	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Customer A	$3,652,541	13	$4,065,553	12	$4,125,562	10
Customer B	3,533,487	13	3,002,669	9	2,559,125	5
Customer C	2,619,265	10	4,068,676	12	4,762,838	11

	$9,805,293	36	$11,136,898	33	$11,447,525	26

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
30. US GAAP Reconciliation
The accompanying consolidated financial statements have been prepared in conformity with “ Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.
Subsequent to the filing of our initial consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect, because we did not bifurcate the embedded derivatives and mark to market. The correct accounting for such embedded derivatives is described in footnote (10) below. We have corrected our U.S. GAAP reconciliation for the years ended December 31, 2003 and 2004 accordingly.
The effects of the amendments to the consolidated financial statements under US GAAP are summarized as follows:

	For the year ended December 31, 2003
	As reported	Restatement	As restated
Net Income	3,247,880	(150,561)	3,097,319
Basic earning per share (in dollars)	1.49	(0.07)	1.42
Diluted earning per share (in dollars)	1.32	0.02	1.34

	As of December 31, 2003
	As reported	Restatement	As restated
Total Assets	61,755,948		61,755,948
Total Liabilities	25,321,956	96,569	25,418,525
Shareholders’ equity	36,433,992	(96,569)	36,337,423

	For the year ended December 31, 2004
	As reported	Restatement	As restated
Net Income	3,667,147	3,894	3,671,041
Basic earning per share (in dollars)	1.65	0.00	1.65
Diluted earning per share (in dollars)	1.41	(0.14)	1.27

	As of December 31, 2004
	As reported	Restatement	As restated
Total Assets	65,118,245		65,118,245
Total Liabilities	25,927,437	92,675	26,020,112
Shareholders’ equity	39,190,808	(92,675)	39,098,133

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As the correction of our accounting error regarding the embedded derivatives, we recalculated the diluted earnings per share (diluted EPS) in accordance with SFAS No. 128. We first use the if-converted method to measure the dilutive effects of potential conversion of our overseas convertible bonds. We also use treasury method to calculate the dilutive effects of our employee stock option plans. The total adjustment amount, after taking into account of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs, and mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds, to the numerator was NT$178,303, NT$(597,289), and NT$ 0 in 2003, 2004, and 2005. The denominator, weighted average number of shares outstanding, was increased by the additional shares, which are assumed to be issued as if our overseas convertible bonds were converted and employee stock option exercised, and retroactively adjusted for the 8% stock dividend distributed in 2005 to 2,448,550 thousand shares, 2,421,661 thousand shares, and 2,294,938 thousand shares in 2003, 2004, and 2005, respectively. The dilutive effects of our overseas convertible bonds and employee stock option on EPS are summarized as follows:

	2003		2004		2005
	[Restated]		[Restated]
Net Income	3,247,880		3,667,147		3,971,302
Restate	(150,561)		3,894		—
Total Adjustments	178,303		(597,289)		—

Numerator of diluted EPS calculation(1)	3,275,622		3,073,752		3,971,302
Shares(without retroactive adjustment):
Basic	2,020,464		2,060,474		2,276,626
Employee stock option	12,723		25,631		18,312
2nd Euro convertible bonds (2)	233,989		—		—
3rd Euro convertible bonds (3)	—		156,174		—

Total shares(without retroactive adjustment)(4):	2,267,176	(5)	2,242,279	(5)	—

Total shares	2,448,550		2,421,661		2,294,938
Diluted EPS	1.34		1.27		1.73
Note:
(1) SFAS No. 128 Paragraph 26 and 29 adjustment
(2) 2nd ECB was anti-dilutive in 2004 and 2005
(3) 3rd ECB was anti-dilutive in 2003 and 2005
(4) SFAS No. 128 Paragraph 28 and 29 adjustment
(5) Retroactive adjustment for the 8% stock dividend distributed in 2005
The following is a summary of the material adjustments to net income (loss) and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of consolidated net income:

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
Net income as reported under ROC GAAP	$2,838,716	$4,282,177	$8,243,902	$251,338
US GAAP adjustments:
Compensated absences	(1,400)	800	(9,800)	$(299)
Compensation	(341,324)	(699,072)	(1,234,862)	$(37,648)
Impairment on long-term investments	—	—	13,260	$404
Embedded derivative	86,231	(80,154)	(2,422,617)	$(73,860)
Adjustment to the gain on disposal of available for sale marketable securities	—	(1,431)	—	—
Trading marketable securities	5,536	—	—	—
Treasury stock transferred to employee	(154,342)	(192,498)	—	—
Equity investments:
Timing difference	630,697	398,686	(657,851)	$(20,057)
Net income (loss) variance between US GAAP and ROC GAAP	(29,515)	(8,322)	36,820	$1,123
Accounting for income (loss) in preferred stock	87,291	(28,885)	—	—
Technology and know-how contributed to a joint venture investee	(6,000)	—	—	—
Total US GAAP adjustments	277,174	(610,876)	(4,275,050)	$(130,337)
Taxation effect	(18,571)	(260)	2,450	$75

Net income under US GAAP	$3,097,319	$3,671,041	$3,971,302	$121,076

Earnings (loss) per share under US GAAP (in dollars)
Basic	$1.42	$1.65	$1.74	$0.05

Diluted	$1.34	$1.27	$1.73	$0.05

Weighted average number of common stock outstanding (in thousands)
Basic	2,182,101	2,225,312	2,276,626	2,276,626
Effect of dilutive securities
Employee stock option	13,741	27,681	18,312	18,312
2nd Euro convertible bonds	252,708	168,668
3rd Euro convertible bonds	—

Diluted	2,448,550	2,421,661	2,294,938	2,294,938

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of consolidated shareholders’ equity

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	[Restated]	[Restated]
Total shareholders’ equity as reported under ROC GAAP	$29,698,209	$33,493,043	40,825,007	$1,244,665
US GAAP adjustments:
Compensated absences	(21,100)	(20,300)	(30,100)	(918)
Compensation	(341,324)	(437,841)	(880,403)	(26,842)
Impairment on long-term investments	(212,569)	(212,569)	(199,309)	(6,077)
Embedded derivative	87,331	7,177	(2,415,440)	(73,641)
Available for sale marketable securities	2,072,151	852,678	9,177,049	279,788
Equity investments:				—
Timing difference	259,167	657,853	—	—
Net income (loss) variance between US GAAP and ROC GAAP	96,732	88,411	125,160	3,816
Accounting for income (loss) in preferred stock	28,885	—	—	—
Technology and know-how contributed to a joint venture investee	(210,417)	(210,417)	(210,417)	(6,415)
Siguard merged Universal			116,662	3,557
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	148,582
Taxation effect	6,858	6,598	9,048	276

Shareholders’ equity under US GAAP	$36,337,423	$39,098,133	$51,390,757	$1,566,791

Movements in shareholders’ equity in accordance with US GAAP:

	2004	2005
	NT$	NT$	US$
	[Restated]
Balance at January 1, as reported	$36,433,992	$39,098,133	$1,192,016
Restatement	(96,569)
as restated	$36,337,423
Net income under US GAAP	3,671,041	3,971,302	121,076
Employee stock bonus	471,729	542,114	16,528
Adjustment for investee companies’ capital reserve	(10,862)	(40,009)	(1,220)
Gain on disposal of long-term investment		(71)	(2)
Cumulative translation adjustment on long-term investment	(144,331)	90,947	2,772
Reverse of (Unrealized loss) on long-term investments		(737)	(22)
Change in fair value of available for sale marketable securities	(1,218,042)	8,324,370	253,792
Employee stock option exercised		121,457	3,703
Conversion of Euro convertible bonds	307,161	764,061	23,295
Sigurd merged Universal		116,662	3,557
Treasury stock	337,625	—	—
Cash Dividends	(663,066)	(1,583,342)	(48,273)
Adjustment for investee company’s unrecognized pension cost		(1,828)	(56)
Adjustment for investee company’s treasury stock variances		(34,544)	(1,053)
Cash dividends for treasury stock held by subsidiaries	9,455	22,242	678

Balance at December 31	$39,098,133	$51,390,757	$1,566,791

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The balance sheet accounts under US GAAP is as follows:

	2004	2005
	NT$	NT$	US$
	[Restated]
Current Assets
Cash and cash equivalents	$10,722,351	$12,274,391	$374,219
Short-term investments	2,143,012	66,442	2,026
Notes receivable, net	72,083	156,899	4,783
Accounts receivable, net	5,720,274	9,516,426	290,135
Inventories	1,977,001	2,805,287	85,527
Other current assets	1,672,166	2,145,608	65,415

	$22,306,887	$26,965,053	$822,105

Long-term investments	8,092,145	16,309,673	497,246
Property, plant and equipment	27,188,884	30,252,250	922,325
Intangible assets	4,873,500	4,873,500	148,582
Other assets	2,656,829	2,766,281	84,338

Total Assets	$65,118,245	$81,166,757	$2,474,596

Current liabilities	10,458,068	15,770,704	480,814
Long-term liabilities	15,524,768	13,766,135	419,699
Other liabilities	37,276	239,161	7,292

Total Liabilities	26,020,112	29,776,000	907,805
Total Stockholders’ Equity	39,098,133	51,390,757	1,566,791

Total Liabilities and Stockholders’ Equity	$65,118,245	$81,166,757	$2,474,596

Stock-based Compensation
The Company has elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (FAS 123) were used. SFAS 123 establishes a fair-value-based method of accounting for stock-based employee compensation plans. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the stock-based compensation expense for the Company’s stock options based upon the fair-value as determined by Black-Scholes option-pricing model at the grant date for the years ended December 31, 2003, 2004 and 2005, the Company’s net income (loss) and earnings (loss) per share would have been the pro-forma amount indicated as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(Restated)	(Restated)
Net income	$3,097,319	$3,671,041	$3,971,302	$121,076
Less: Stock compensation expense	(91,224)	(95,870)	(64,825)	$(1,976)
Pro forma	$3,006,095	$3,575,171	$3,906,477	$119,100

	For the years ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
Basic earnings per share
As reported	$1.42	$1.65	$1.74	$0.05

Pro forma	$1.38	$1.61	$1.72	$0.05

Diluted earnings per share
As reported	$1.34	$1.27	$1.73	$0.05

Pro forma	$1.30	$1.23	$1.70	$0.05

The fair value of the Company’s stock options used to compute the 2003, 2004, and 2005 pro forma net income and earnings per share disclosure is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Volatility	59.96% ~67.12%
Risk-free interest rate	1.70% ~3.04%
Expected holding period	3 -5 years
Dividend yield	0%
No options granted in year 2005.
The significant accounting policies for the reconciliation from ROC GAAP to US GAAP is as follows:
(1) Compensated Absences
Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2) Compensation

Net income impact of	For the years ended December 31,
compensation adjustment	2003	2004	2005
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	$57,153	$74,258	$149,324	$4,553

Employee bonuses accrual	284,171	363,583	731,079	22,289
Adjustment to fair market value	—	261,231	354,459	10,807

Total employee bonuses	284,171	624,814	1,085,538	33,096

Total net income adjustment to compensation	$341,324	$699,072	$1,234,862	$37,649

Shareholders’ equity	December 31,
adjustment	2003	2004	2005
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	$57,153	$74,258	$149,324	$4,553
Employee bonuses	284,171	363,583	731,079	$22,289

Total shareholders’ equity relating to compensation	$341,324	$437,841	$880,403	$26,842

(i)	Remuneration to Directors

The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings for the period in which shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(ii)	Employee Bonuses

Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are set at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves have been made in accordance with ROC regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Regardless of the form of the bonus, however, the shareholders are required by the Article of Incorporation to approve a minimum 10% of distributable earnings as the employee bonus whenever there is a dividend distribution. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings, which is considered the minimum liability the Company has to pay. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to the Company’s net income and shareholders’ equity as shown in reconciliation tables set forth at the beginning of this note. This accounting treatment for employees is based on the guidance of the International Reporting and Disclosure Issues in the Division of Corporate Finance dated November 1, 2004. In 2003, the Board of Directors of the Company resolved to retain the 2002 earnings after setting aside the legal reserve and special reserve and not to pay employee bonuses. The Board of Directors of the Company resolved to distribute employee bonuses of NT$284,171 from 2003 earnings in 2004 and NT$363,583 from 2004 earnings in 2005. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, the application of US GAAP to employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$4,335 million and NT$4,690 million for the years ended December 31, 2004 and 2005, respectively.

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. Under ROC GAAP, if financial statements of an investee are not prepared in a sufficiently timely manner to enable the Company to apply the equity method currently and such equity interests are below certain materiality thresholds, the Company is permitted to delay the recognition of income (loss) until the subsequent year. However, effective January 1, 2005, the Company ceased to delay in recognizing investment income (loss) from certain equity-method investees in accordance with the amended Statement of Financial Accounting Standards No. 5 “Accounting for Long-term Equity Investment” in the Republic of China. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP adjustment is to adjust the timing difference by deducting the delayed income/loss recognized under ROC GAAP and adding the current year’s investment income/loss to arrive the net income under US GAAP. No timing difference will occur for the year 2006 and thereafter.

(ii)	Net income (loss) variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP, resulting in differences in the carrying amount of the equity investment reported under ROC GAAP and US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include, but are not limited to, accounting for compensation, joint venture accounting, investment in marketable securities, embedded derivatives, deferred tax, and compensated absences. Such differences would be recognized when the Company sells the equity investment.

(iii)	Accounting for income in preferred stock

Under ROC GAAP, when an investment is made in non-accumulative, convertible preferred shares, investment income is recognized for the amount of actual dividends when the dividend is declared. Investment loss is recognized to the extent the investee’s net book value is less than the Companies liquidation preference. Under US GAAP, if the preferred shareholders own at least 20% of the voting rights, the investment is accounted for under the equity method and an equity investor recognizes its proportionate share of both the investee’s income and losses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(iv)	Technology and know-how contributed to a joint venture investee

In 1997, the Company established a joint venture, ChipMOS. Both SPIL and its joint venture partner contributed cash as well as “technological know-how” to the joint venture. The Company contributed cash in the amount of NT$1.4 billion. The technological know-how contributed was not carried on the Company’s balance sheet and was valued at NT$0.1 billion, a deemed value agreed to by both parties.

Under ROC GAAP, the Company recognized an initial cost of investment for NT$1.5 billion for cash and the value of know-how contributed. The value of know-how was recognized as a deferred gain under other liabilities and was amortized over a period during which the know-how transfer was completed and implemented.

Under US GAAP, generally, an investor initially records its joint venture investment at cost (i.e. the amount of cash contributed or net book value of non-cash assets contributed) and a gain should not be recognized on receipt of an interest in a joint venture if some or all of the investors’ interest was received for the know-how contributed. Therefore, under US GAAP, the Company initially recorded its joint venture investment of NT$1.4 billions, the amount of cash contributed, and did not recognize the deemed value for the know-how contributed. In addition, the excess of the Company’s cost of investment of NT$1.4 billion over the Company’s proportionate share of fair value of ChipMOS’ identifiable net assets is being amortized over a period of 5 years under US GAAP. Effective January 1, 2002, Statement of Financial Accounting Standards (“SFAS”) No. 142 requires that we cease amortization for the difference between the cost of an investment accounted for under the equity method and the amount of underlying equity in net assets of the investee. The difference between the cost of the investment and the amount of underlying equity in net assets of ChipMOS was fully written off in 2002.

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

Separately, under US GAAP, deferred taxation is recognized for US GAAP adjustments that are taxable or tax-deductible. Such adjustments relate to accruals for compensated absences.

(5)	Earnings Per Share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2003, 2004 and 2005 were 0 shares, 21,049,700 shares, and 18,765,500 shares, respectively.

In computing the dilutive effect of convertible bonds when calculating net income available to common stockholders for diluted EPS, the after-tax results of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs are taken into consideration under ROC GAAP. However, under US GAAP, in addition to the above three items, the after tax result of mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds is also taken into consideration. Anti-dilutive effects are not adjusted for both under ROC GAAP and under US GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(6)	Marketable Securities

Under ROC GAAP, marketable equity securities and long-term equity investments in which the Company owns less than 20% of the voting rights of a publicly listed investee company are carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. Under US GAAP FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date. For individual securities classified as either available-for-sale or held-to-maturity, the Company performs an analysis to determine whether a decline in fair value below cost is other than temporary. No such impairment has been identified during the periods presented.

(7)	Goodwill Acquired from Merger

In connection with acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415,439, respectively, based on independent appraisal report. Prior to the adoption of SFAS No. 142, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, we adopted SFAS No. 142 and ceased amortization of goodwill and performed the annual impairment analysis using a fair value approach. As of December 31, 2005, the net carrying amount of goodwill was NT$4,873,500 and no impairment of goodwill was identified during 2003 to 2005.

(8)	Stock Dividends

Under ROC GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment results, under US GAAP, in a reclassification from retained earnings to additional paid-in capital of NT$21,619,660 and NT$ 24,809,988 at December 31, 2004 and 2005, respectively. These adjustments have no effect on shareholders’ equity.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(9)	Impairment of Long-lived Assets

The ROC recently released an accounting standard to account for impairment of long-lived assets which is effective for financial statements issued for fiscal years ending on and after December 31, 2005 and interim periods within the fiscal year. Prior to the adoption of this new accounting standard, the Company applied US GAAP to evaluate whether long-lived assets were subject to impairment. Under US GAAP, long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2002, certain investees accounted for under the equity method, including ChipMOS Technologies Inc., Double Win Enterprise Co., Ltd., and Artest Corporation, incurred significant losses in the period following our investments and there is no indication of recovery in the near future. Accordingly, we concluded that the impairment loss was other than temporary and we recorded impairment charges totaling NT$212,569 on these long-term equity investments to write off the carrying value of the investments to their fair value. During 2005, the Company adopted ROC SFAS 35, “Accounting for Impairment of Assets”, and recognized impairment loss for Double Win of NT$84,450 and brought the investment balance down to nil. Therefore, the impairment loss of NT$13,260 of Double Win, which was recognized during 2002 under US GAAP, is reversed in 2005.

(10)	Embedded Derivative
(i) The Company’s Accounting as an Issuer
Under ROC GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized in the statement of operations by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the stock is recorded to additional paid-in capital. No gain or loss is recognized.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Under US GAAP, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position (the “Scope Exception”).
The Company issued zero-coupon convertible bonds on January 28, 2002 amounting to US$200,000 (the “2002 Bonds”). The 2002 Bonds are denominated in US dollars and allow the bondholders to redeem at 105.9185% of their par value on July 29, 2004. The premium put option and the conversion option are treated as a single-compound derivative instrument. Further, under US GAAP, the embedded feature with the combination of mutually exclusive choices, i.e., conversion of the debt to equity or redemption at a multiple of the 2002 Bonds par value, does not qualify for the Scope Exception. Additionally, our 2002 Bonds allow bondholders to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollar) or into the Company’s ADSs, which are traded on NASDAQ (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature determining the rate at which the bonds are to be converted into New Taiwan Dollar stock. As a result of the combination of the conversion option and the fixed foreign exchange rate, the 2002 Bonds are dual indexed and therefore not eligible for the Scope Exception. On February 5, 2004, the Company issued zero-coupon convertible bonds amounting to US$200,000 (the “2004 Bonds”). Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company’s New Taiwan Dollar shares or ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with FAS 133 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$222,949 thousands, NT$461,114 thousands, and NT$431,962 thousands arising from the amortization of bond discount and gain (loss) of NT$0 thousands, NT$(193,684) thousands, and NT$(4,442) thousands on subsequent conversion and/or buyback of convertible bonds in Year 2003, 2004 and 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 2003, 2004 and 2005, the net gain (loss) recognized from applying derivative accounting amounting to NT$(150,561) thousands, NT$3,894 thousands and NT$(2,422,617), respectively.
(ii) The Company’s Accounting as an Investor
Under ROC GAAP, investment in convertible or exchangeable bonds is carried at the lower of cost or market value. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for as though it was a discrete derivative instrument. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings. Such adjustments to the carrying amount of the embedded derivative would remain part of the carrying amount of that asset until the asset is sold, at which time the entire carrying amount of the embedded derivative would be recognized as the cost of the item sold in determining earnings. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(11)	Treasury Stock Transferred to Employee

Under ROC GAAP, treasury shares transferred to employees are recorded as capital contributions for the cash amount received from the employees. Under US GAAP, in addition to the capital contribution recorded for the cash amount received from the employees, compensation expense would be recorded, for the difference between the shares transfer price and the fair market value of the shares issued at the issuance date, during the period when such transfers were made.

(12)	Merger between Sigurd and Universal

Universal Communication technology Inc. (Universal), an equity-method investee of the Company, was merged into Sigurd Microelectronics Corp (Sigurd), another equity-method investee of the Company, on March 1, 2005. Under ROC GAAP, the Company recognized its change of proportional interest in Sigurd based on the fair value of Universal’s net assets at the acquisition date. However, under US GAAP, the Company recognized its change of proportional interest in Sigurd based on the fair value of Sigurd’s newly issued stocks at the acquisition date.
31. Additional disclosure required by US GAAP
(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wirebonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company distributes its products on a global basis but mainly to customers in Taiwan of 38% and North America of 56%. The Company’s largest customer accounted for 12% and 11 % for 2004 and 2005, respectively, and its five largest customers accounted for 45% and 42% of the Company’s total sales in 2004 and 2005, respectively.

In 2004 and 2005, significant portion of the Company’s net operating revenue were denominated in U.S. dollars. On the other hand, in 2004 and 2005, significant portion the Company’s purchase were incurred in U.S. dollars and in Japanese Yen. The Company’s capital expenditures are generally denominated in U.S. dollars and Japanese Yen. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, the Japanese Yen and other currencies.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$2,481,758 and NT$4,141,102 as of December 31, 2004 and 2005, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset may be impaired. Measurement of an impairment loss for assets that the Company expects to hold and use is based on the fair value of the asset. Idle assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As of December 31, 2004 and 2005, the carrying amounts of property, plant and equipment held for disposal were NT$460,539 and NT$68,766, respectively. These assets held for disposal consist of die bonder, auto-molding machine, laser marker, die saw and bar code workstation, which were mainly used for production purposes. The factors leading to disposal include, among others, obsolete technology, low efficiency and high repair cost. The Company periodically reviews the status of idle assets and disposes such assets as buyers are identified. The impairment losses on assets held for disposal for the years ended December 31, 2003, 2004 and 2005 were NT$131,828, NT$460,539 and NT$ 68,766, respectively. The impairment charge in 2005 was mainly related to the Company’s decision to dispose certain machinery and equipment due to technology phase out and replacement.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3)	Maturity of Long-term Liabilities

Aggregate maturities for the Company’s bonds payable and long-term loans as of December 31, 2005 are as follows:

Years ending December 31,	Amounts
	NT$	US$
2006	$1,790,895	54,600
2007	7,922,266	241,533
2008	5,843,868	178,167

	$15,557,029	$474,300

(4)	Cash and Cash Flow Statement

Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended December 31,
	2004	2005
	NT$	NT$	US$
Net cash provided by operating activities	$8,766,648	$13,214,617	$402,885
Net cash used in investing activities	(8,635,564)	(6,263,357)	(190956.00)
Net cash provided by financing activies	1,659,251	(5,435,285)	(165710.00)
Effect on foreign exchange	(85,734)	36,065	1100.00

Net increase in cash and cash equivalents	1,704,601	1,552,040	47318.00
Cash and cash equivalents at beginning of the	9,017,750	10,722,351	326901.00

Cash and cash equivalents at the end of the year	$10,722,351	$12,274,391	$374,219

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)	Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 2003, 2004, and 2005 and accumulated other comprehensive income balances as of December 31, 2004 and 2005 are summarized as follows:

	As of December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
Net income	$2,838,716	$4,282,177	$8,243,902	$251,338
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investment	(32,405)	(144,331)	90,947	2,773
Remuneration to directors and supervisors	—	(57,153)	(74,258)	(2,264)
Employees’ cash bonus	—	(73,674)	(175,927)	(5,364)
Adjustment for unrealized loss on long-term investment	302,780	—	(737)	(22)
Adjustment for investee companies’ capital reserve	617	(10,862)	(40,009)	(1,220)
Adjustment for investee companies’ unrecognized pension liabilities	—	—	(1,828)	(56)

Comprehensive income	$3,109,708	$3,996,157	$8,042,090	$245,186

	As of December 31,
	2004	2005
	NT$	NT$	US$
Accumulated other comprehensive income balances	$(141,053)	$(50,106)	$(1,528)
Adjustment for investee companies’ capital reserve	(10,245)	(50,254)	$(1,532)
Remuneration to directors and supervisors	(57,153)	(131,411)	$(4,006)
Employees’ cash bonus	(73,674)	(249,601)	$(7,610)
Adjustment for unrealized loss on long-term investment	—	(737)	$(22)
Adjustment for change in equity investment holding ratio	15,063	15,063	$459
Adjustment for investee companies’ unrecognized pension	—	(1,828)	$(56)

Accumulated other comprehensive income	$(267,062)	$(468,874)	$(14,295)

(6)	Employers’ disclosure about pension benefit

Additional disclosures under FAS132 (R) regarding pension benefits are as follows:
A.	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT $	US$
2006	$3,998	$122
2007	3,248	$99
2008	6,497	$198
2009	13,521	$412
2010	9,358	$285
Year 2011 to 2015	233,407	$7,116

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
B.	Contributions

The Company expects to contribute NT$ 52,962 to its pension plan in 2006.
(7)	Indirect guarantees of indebtedness of others

In July 1997, the Company entered a joint venture agreement with Mosel Vitelic, the primarily shareholders of ChipMOS, to establish ChipMOS. Under the joint venture agreement, if ChipMOS requires guarantees of its indebtedness to obtain financing, SPIL and Mosel Vitelic are required to provide these guarantees in the ratios of 30% and 70%, respectively. As of December 31, 2005, SPIL had not provided any guarantees with respect to ChipMOS’s indebtedness.

(8)	Inventory provision

The Company evaluates its inventory based on the lower of cost or market value. Under ROC GAAP, the recovery of write-downs from the lower of cost or market (LCM) is allowed. Under US GAAP, no recovery from the LCM is permitted. There is no such recovery recognized in 2005 ROC GAAP financial statements. The company’s recovery results from the disposal and sales of idle inventory, which has no impact on US GAAP reconciliation. Therefore, no adjustment is required for the restoration of write-downs in 2005.

(9)	Revenue recognition accounting policy

The Company derives its revenues from the provision of independent assembly and testing services, and recognizes service revenues upon shipment based upon transaction terms and when collection is reasonable assured. If multiple services are negotiated in one contract, the Company recognizes revenues based on their relative fair values when all of the revenue recognition criteria are met.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(10)	Sales returns

The Company derives revenues only from providing independent testing and assembly services to semiconductor companies. As the company does not engage in product sales, it does not account for sales returns.

(11)	Major debt covenants

The major covenants of the Company’s long-term loans are as follows:
a.	Current ratio should be larger than 100%.

b.	Liability to equity ratio should be lower than 100%.

c.	Interest coverage ratio should be larger than 400%.
(12)	Valuation and Qualifying Accounts and Reserves

The information about our valuation and qualifying accounts and reserves are as follows:

		Additions
	Balance at	Charges to		Balance at
	beginning of	costs and		end of
Description	period	expenses	Deductions	period
For the year ended 2003

Allowance for doubtful accounts	7,928	4,834	3,393	9,369
Allowance for sales discounts	29,262	27,294	0	56,556
Allowance for loss on obsolescence and decline in market value	168,105	0	109,910	58,195

For the year ended 2004

Allowance for doubtful accounts	9,369	0	0	9,369
Allowance for sales discounts	56,556	92,638	56,556	92,638
Allowance for loss on obsolescence and decline in market value	58,195	0	12,746	45,449

For the year ended 2005

Allowance for doubtful accounts	9,369	14,269	11,358	12,280
Allowance for sales discounts	92,638	184,159	209,617	67,180
Allowance for loss on obsolescence and decline in market value	45,449	73,672	69,775	49,346

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(13)	Recent Accounting Pronouncements
A.	In March 2004, the FASB approved the consensus reached on the EITF Issue No. 03-01, ”The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments¡¨providing the guidelines for the identification of other-than-temporary impaired investments and the new disclosure requirements for the temporary impairment. In September 2004, the FASB issued a FASB Staff Position (FSP) –EITF Issue No. 03-01 to delay the effective date for the recognition and measurement guidance previously discussed in EITF Issue No. 03-01 as included in paragraphs 10-20 until further notice. In November 2005, the FASB issue a FASB Staff Position FAS 115-1 and FAS 124-1 to address the issues related to the determination and measurement of impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and disclosure requirements for the unrealized losses that have not been recognized as other-than-temporary impairments. The Company has evaluated the effect of these two FSP issues on its financial position and results of operations and does not expect the adoption of the accounting provisions of EITF 03-01 will have a significant impact on the Company.

B.	In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This standard does not affect the Company’s financial position, cash flows or results of operations.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.	In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the use of the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Company adopts FAS 123(R) beginning in fiscal 2006 and is currently evaluating the various transition methods allowed under FAS 123(R).

D.	On December 31, 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29,” effective for non-monetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value and gain or loss be recognized from the similar non-monetary asset exchange unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effects on the Company’s financial statements.

E.	In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” to replace APB Opinion No. 20,”Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and change the requirements for the accounting for and reporting of a change in accounting principle. This statement is applied to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance without specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
F.	In June 2005, the FASB ratified the 05-2 consensus reached by the Emerging Issues Task Force “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19” (EITF 05-2). The Task Force reached a consensus on that the exception to the requirements of paragraphs 12-33 of Issue 00-19 for “conventional convertible debt instruments” should be retained. The Task Force also reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19. Instruments that contain “standard” anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. The Task Force also reached a consensus that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. The Company has evaluated the impact of this Issue and concludes that the Company’s currently outstanding convertible bonds are not “conventional” ones. If the Company decides to issue convertible bonds in the future, the Company will analyze its terms to see if the convertible bonds are conventional, and apply applicable pronouncements and this Issue to account for its convertible bonds.

G.	In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments- an amendment of FASB Statements No. 133 and 140”. This statement allows financial instruments that have embedded derivatives requiring bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company currently believes that there is no material effect after adopting SFAS No. 155.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.	In September 2005, Accounting Research and development Foundation issued SFAS No. 34, “Accounting for Financial Instruments”. This statement eliminates the use of the phrase of short-term investment and lower of cost or fair value for the valuation of financial instruments. Instead, financial instruments are measured at fair value, except held-to-maturity securities, equity securities without an active market or relative fair values, and financial assets or derivatives linked to and settled in the aforementioned exceptions. For financial instruments classified as trading, subsequent changes in their fair values are recognized in earnings at each balance sheet date. For financial instruments classified as available-for-sale, subsequent changes in their fair values are recognized in shareholders’ equity. The requirements of SFAS No. 34 were effective for fiscal periods beginning after January 1, 2006. The changes in accounting principles above increased the Company’s total assets and total shareholders’ equity as of January 1, 2006 both by $8,912,555.

(4)	Securities of which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the years ended December 31, 2005:

				The
			Name	relationship	Beginning balance		Addition		Disposal				Ending balance
			of	of the								Gain
		General	the	issuers	Number		Number		Number			(loss)	Number
	Name of	ledger	counter	with the	of shares/unit		of shares/unit		of shares/unit			from	of shares/unit
Investor	the security	accounts	party	Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	Sale price	Book value	disposal	(in thousands)	Amount
Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp. stock	Long-term investment	—	—	35,121	$617,264	(Note 1) 6,595	$133,879	—	$—	$—	$—	44,428	$	(Note 3) 724,140
Siliconware Precision Industries Co., Ltd.	Universal Communication stock	Long-term investment	—	—	32,975	237,894	—	—	32,975	133,879	226,330	(Note 2) (92,452)	—		—
Siliconware Precision Industries Co.,Ltd.	SPIL (B.V.I.) Holding Limited stock	Long-term investment	—	—	57,800	1,654,394	5,000	157,050	—	—	—	—	62,800		(Note 3) 1,794,319
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation stock	Long-term investment	—	—	6,691	190,512	—	—	7,170	192,060	190,512	1,548	—		—
Siliconware Precision Industries Co., Ltd.	JP Morgan Fleming Taiwan Bond Fund	Short-term investment	—	—	15,997	237,051	103,456	1,541,000	119,453	1,779,917	1,778,051	1,866	—		—
Siliconware Precision Industries Co., Ltd.	JP Morgan Fleming First Bond Fund	Short-term investment	—	—	2,980	40,558	—	—	2,980	40,834	40,558	277	—		—
Siliconware Precision Industries Co., Ltd.	ABN AMRO Bond Fund	Short-term investment	—	—	26,811	391,836	91,988	1,353,500	118,799	1,747,643	1,745,336	2,307	—		—
Siliconware Precision Industries Co., Ltd.	ABN AMRO Selected Bond Fund	Short-term investment	—	—	44,388	488,295	99,848	1,104,500	144,236	1,595,991	1,592,795	3,196	—		—
Siliconware Precision Industries Co., Ltd.	The First Global Investment Trust Duo Li Bond Fund	Short-term investment	—	—	12,420	200,000	—	—	12,420	201,546	200,000	1,546	—		—
Siliconware Precision Industries Co., Ltd.	The First Global Investment Trust Duo Li-2 Bond Fund	Short-term investment	—	—	6,370	90,230	46,494	665,000	52,864	756,141	755,230	911	—		—
Siliconware Precision Industries Co., Ltd.	Fuhwa Bond Fund	Short-term investment	—	—	38,287	495,000	8,441	110,000	46,728	608,178	605,000	3,178	—		—
Note (1): Sigurd merged with Universal at March 1, 2005. SPIL obtained 6,595 thousand shares of Sigurd as a result of this merger transaction.
Note (2): The loss from disposal of investment in Universal represented the excess of the investment carrying amounts over its net selling price of Sigurd’s shares obtained by SPIL.
Note (3): The ending balance includes the investment gain and loss accounted for under the equity method .

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the years ended December 31, 2005:

						Related party as counter party
						Original	The
						owner which	relationship
					Relation-	sold the	of the
					ship with	property to	original	Date of the
	Date of	Transaction	Status of		the	the counter	owner with	original
Name of the properties	transaction	amount	payment	Counter party	Company	party	the Company	transaction	Amount
Construction in progress	December 2003	$354,430	$354,430	Chin-Biau Construction Corporation Ltd.	—	—	—	—	$—
Construction in progress	January 2004	322,800	322,800	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—
Construction in progress	August 2004	207,000	207,000	Sheng-Hui Construction Corporation Ltd.	—	—	—	—	—
(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the years ended December 31, 2005: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the years ended December 31, 2005:

Description of
and reasons for
difference in
transaction terms
compared to
							non-related		Notes or accounts
			Description of the transaction				party transactions		receivable / payable
					Percentage					Percentage of
		Relationship			of net					notes or accounts
Purchase / sales	Name of	with the	Purchases		purchases	Credit	Unit	Credit		receivable /
company	the counter parties	counter parties	/ sales	Amount	/ sales	terms	price	terms	Amount	payable
Siliconware	Phoenix Precision	The Company							Accounts
Precision	Technology	holds				Three			payable
Industries Co., Ltd.	Corporation	directorship	Purchase	$3,600,039	18%	months	$—	—	$694,261	14%
(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2005: None.

(9)	Transaction of derivative financial instruments:

For the years ended December 31, 2005: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
B.	Related Information on Investee Companies
(1)	Basic information on investee companies:

For the years ended December 31, 2005:

				Original investments		The Company / majority owned subsidiary owns			Current period
						Shares			Net income	Income (loss)
				December 31,	December 31,	(in	Ownership	Book	(loss) of	recognized by
Investor	Name of Investee	Location	Main activities	2005	2004	thousands)	Percentage	value	investee	the Company	Note
										(Note 3)
Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Taipei	Investment activities	$1,770,000	$1,770,000	177,000	100.00%	$960,363	$37,816	$6,119	(Note1,2,7)
Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp.	Chu-tung, Hsin-Chu	Testing and assembly of integrated circuits	459,274	325,395	44,428	23.92%	724,140	280,863	62,563	(Note1)
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	152,100	152,100	6,760	24.14%	—	—	—	(Note1)
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin - Chu	Testing and assembly of integrated circuits	2,332,768	2,332,768	254,863	28.75%	3,924,937	2,108,036	432,715	(Notes 1)
Siliconware Precision Industries Co., Ltd.	SPIL(B.V.I.) Holding Limited	British Virgin Islands	Investment activities	2,133,819	1,976,769	62,800	100.00%	1,794,319	(105,691)	(105,691)	(Note 1,2,7)
Siliconware Precision Industries Co., Ltd.	Universal Communication Technology Inc.	Hsin - Chu	RFIC test	—	329,750	—	—	—	(28,283)	(9,775)	(Note 1)
SPIL(B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Providing promotion and marketing services	68,464	68,464	1,250	100.00%	75,455	13,057	13,057	(Note 4,7)
SPIL (B.V.I.)Holding Limited	SPIL(Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	1,157,575	998,954	35,100	100.00%	826,252	(144,303)	(144,303)	(Note 5,7)
SPIL(Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Manufacturing of memory stick, DRAM module, transistor and electronic component	1,154,330	997,280	(Note 6)	100.00%	824,617	(143,834)	(143,834)	(Note 5,7)
Note (1): The Company’s investee accounted for under the equity method.
Note (2): The Company’s majority owned subsidiary.
Note (3): Amortization of premium or discount is not included.
Note (4): An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a 100% owned subsidiary of the Company.
Note (5): An investee accounted for under the equity method of SPIL (Cayman) Holding Limited, a 100% owned subsidiary of SPIL (B.V.I) Holding Limited.
Note (6): The contributed capital was US$35,000 thousand dollars.
Note (7): Eliminated under consolidation.

(2)	The ending balance of securities held by investee companies:

As of December 31, 2005:

			The relationship	General	Number of			Market value
	Type of	Name of	of the issuers with	ledger	shares	Book value	Ownership	per share
Investor	securities	securities	the Company	accounts	(in thousands)	(Note 2)	percentage	(in dollar)
Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company	Long-term investments	32,090	$794,184	1.38%	$46.05
Siliconware Investment Company Ltd.	Stock	Others (Note 1)	—	Long-term investments	20,798	254,644	—	—
SP IL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments	1,250	75,455	100.00%	52.69	(Note 2,4)
SP IL (B.V.I.) Holding Limited	Stock	SP IL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments	35,100	826,252	100.00%	23.54	(Note 2,4)
SP IL (Cayman) Holding Limited	Stock	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments	(Note 3)	824,617	100.00%	—
Note (1): Combined amount for individual securities less than $100,000.
Note (2): The market value is not available; therefore, the net equity per share as of December 31, 2005 was used.
Note (3): The contributed capital was US$35,000 thousand dollars.
Note (4): Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3)	Securities of which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:
For the years ended December 31, 2005:

				The	Beginning balance		Addition		Disposal				Ending balance
			Name of	relationship								Gain
		General	the	of the	Number of		Number of		Number of			(loss)	Number of
		ledger	counter	issuers with	shares		shares		shares	Sale	Book	from	shares	Amount
Investor	Name of the security	accounts	party	the Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	price	value	disposal	(in thousands)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investment	(Note 1)	—	30,050	$756,445	5,050	$158,621	—	$—	$—	$—	35,100	(Note 5,6) $826,252
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investment	(Note 1)	—	(Note 2)	755,987	(Note 3)	157,050	—	—	—	—	(Note 4)	(Note 5,6) 824,617
Note (1): Paid in capital.
Note (2): The contributed capital was US$30,000 thousand dollars.
Note (3): The contributed capital was US$5,000 thousand dollars.
Note (4): The contributed capital was US$35,000 thousand dollars.
Note (5): The ending balance includes the investment gain and loss under the equity method.
Note (6): Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.	Information of investment in Mainland China:
(1) Information of investment in Mainland China:

				Accumulated	Remitted or	Accumulated
Name of investee	Main activities		Investment	remittance as of	(collected)	remittance as of
in Mainland China	of investee	Capital	method	December 31 ,2004	this period	December 31 , 2005
Siliconware Technology (Suzhou) Limited	Manufacture memory stick , DRAM module, transistor and electronic component	$1,148,000	(Note 1)	$984,000	$164,000	$1,148,000
		(Note 2)		(Note 2)	(Note 2)	(Note 2)

Investment
Ownership	income (loss)		The investment	Accumulated	The investment balance	The ceiling of investment
held by	recognized by		income (loss)	remittance	approved by	in Mainland China according to
the Company	the Company	Ending balance	remitted back as of	from Taiwan to	Investment Commissions,	Investment Commissions,
(Direct and indirect	during the period	of investment	December 31 , 2005	Mainland China	Ministry of Economic Affairs	Ministry of Economic Affairs
100.00%	($143,834)	$824,617	$—	$1,148,000	$1,640,000	$9,665,001
	(Note 3)	(Note 2)
Note1: The Company set up a subsidiary in Cayman Island to invest in Mainland China.
Note2: Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rate prevailing on the balance sheet date.
Note3: Eliminated under consolidation.
(1)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
D.	Business relationships and significant transactions and amounts between Parent Company and Subsidiary Company:

				RELATED PARTY TRANSACTIONS
	Name of	Name of the Company	Relationship with				% of consolidated revenues
NO.	Related Parties	Transactions	Related Parties	Account	Amount	Term	or total assets
0	SPIL	Siliconware USA, Inc.	1	Commission expense	$417, 418	as contract	1%

ChipMOS TECHNOLOGIES INC. and Subsidiaries
Consolidated Financial Statements for the Years Ended
December 31, 2003, 2004 and 2005
Together with Report of Independent Registered Accounting Firm

MOORE STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS

7 Fl., 53 Nanjing E. Rd., Sec.2,
Taipei 10464, Taiwan
Tel: 886 2 25629889
Fax: 886 2 25815955
E-Mail: tpe@moorestephens.com.tw
The Board of Directors and Shareholders
ChipMOS TECHNOLOGIES INC.
We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and subsidiaries (collectively the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2005, and the determination of shareholders’ equity and financial position as of December 31, 2004 and 2005, to the extent summarized in Note 25.

Moore Stephens
February 15, 2006
Taipei, Taiwan
Republic of China

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 2)	2,818,156	3,154,097	96,015
Restricted cash and cash equivalents (Note 19)	87,041	123,947	3,773
Short-term investments — net (Notes 2 and 4)	2,815,127	186,136	5,666
Notes receivable	62,205	30,581	931
Accounts receivable — net of allowance for doubtful receivables and sales return allowances of NT$262,399 in 2004 and NT$373,597 in 2005 (Notes 2 and 5)	1,825,845	2,401,045	73,091
Receivables from related parties (Notes 2, 5 and 18):
Notes and accounts — net of allowance for doubtful receivables and sales return allowances of NT$13,353 in 2004 and NT$9,429 in 2005	1,419,319	1,419,976	43,226
Others receivable — net of allowance for doubtful receivables of NT$5,914 in 2004 and NT$8,520 in 2005	31,575	5,315	162
Other receivable — net of allowance for doubtful receivables of NT$10,385 in 2004 and NT$9,754 in 2005 (Notes 2 and 5)	169,680	169,337	5,155
Inventories — net (Notes 2 and 6)	607,213	540,422	16,451
Deferred income tax — net (Notes 2 and 17)	590,475	239,202	7,282
Prepaid expenses and other current assets (Note 18)	121,991	60,807	1,851

Total Current Assets	10,548,627	8,330,865	253,603

LONG-TERM INVESTMENTS (Notes 2 and 7)	663,040	413,125	12,576

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 8)
Cost
Land	530,862	530,268	16,142
Buildings and auxiliary equipment	4,251,564	4,626,061	140,824
Machinery and equipment	22,159,513	23,510,371	715,689
Furniture and fixtures	502,681	579,390	17,638
Transportation equipment	21,667	30,351	924
Tools	1,359,212	1,390,087	42,316
Leasehold improvements	50,574	3,167	96

Total cost	28,876,073	30,669,695	933,629
Accumulated depreciation	(14,451,706)	(15,029,981)	(457,534)
Construction in progress and advance payment	2,289,058	3,346,985	101,887

Net Property, Plant and Equipment	16,713,425	18,986,699	577,982

INTANGIBLE ASSETS — NET (Notes 2 and 9)	102,297	103,371	3,147

OTHER ASSETS
Employee dormitory building — net of accumulated depreciation of NT$50,611 in 2004 and NT$64,911 in 2005 (Note 2)	112,208	165,380	5,034
Refundable deposits	14,858	17,846	543
Idle assets	27,011	—	—
Restricted cash and cash equivalents (Note 19)	59,705	1,500	46
Goodwill	—	75,773	2,307

Total Other Assets	213,782	260,499	7,930

TOTAL ASSETS	28,241,171	28,094,559	855,238

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans (Note 10)	800,593	467,834	14,242
Commercial paper payable (Note 11)	—	149,413	4,548
Notes payable	49,072	3,927	120
Accounts payable	526,003	657,963	20,029
Payables to related parties (Note 18):
Accounts payable	17,428	2,214	67
Others	61,031	45,490	1,385
Payables to contractors and equipment suppliers	312,561	372,329	11,334
Accrued expenses and other current liabilities	916,889	884,930	26,939
Current portion of long-term liabilities (Notes 12 and 13)	3,026,974	2,300,916	70,043

Total Current Liabilities	5,710,551	4,885,016	148,707

LONG-TERM LIABILITIES
Long-term bonds payable (Note 12)	333,195	—	—
Long-term loans (Note 13)	4,601,747	4,433,851	134,973

Total Long-Term Liabilities	4,934,942	4,433,851	134,973

OTHER LIABILITIES
Deferred income tax — net (Notes 2 and 17)	546,050	148,951	4,534
Accrued pension cost (Notes 2 and 14)	102,674	81,658	2,486
Deferred credits(Note 18)	626,196	593,666	18,072
Guarantee deposits	1,124	1,454	44

Total Other Liabilities	1,276,044	825,729	25,136

Total Liabilities	11,921,537	10,144,596	308,816

Minority Interests	3,204,177	3,494,210	106,369

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY (Notes 2 and 16)
Capital stock — NT$10 par value
Authorized - 970,000 thousand shares
Issued - 887,227 thousand shares in 2004 and 893,442 thousand shares in 2005	8,872,272	8,934,423	271,976
Capital surplus	2,288,950	2,145,998	65,327
Retained earnings:
Appropriated as legal reserve	424,007	577,474	17,579
Unappropriated earnings	1,534,667	2,921,486	88,934
Unrealized loss on long-term investments	(805)	(1,673)	(51)
Cumulative translation adjustments	(3,634)	(1,803)	(55)
Treasury stock (Note 15)	—	(120,152)	(3,657)

Total Shareholders’ Equity	13,115,457	14,455,753	440,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,241,171	28,094,559	855,238

The accompanying notes are an integral part of the condolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2003, 2004 and 2005
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUES (Notes 2 and 18)
Related parties	4,693,771	4,847,570	4,614,013	140,457
Third parties	3,774,894	10,020,307	10,142,510	308,752

Total Net Revenues	8,468,665	14,867,877	14,756,523	449,209

COST OF REVENUE (Note 18)
Related parties	3,405,646	3,236,183	3,435,771	104,589
Third parties	3,505,392	7,508,045	7,401,916	225,325

Total Cost of Revenue	6,911,038	10,744,228	10,837,687	329,914

GROSS PROFIT	1,557,627	4,123,649	3,918,836	119,295

OPERATING EXPENSES (Note 18)
Research and development	295,033	295,777	274,433	8,354
General and administrative	219,101	480,596	557,983	16,986
Marketing	127,990	323,300	228,329	6,951

Total Operating Expenses	642,124	1,099,673	1,060,745	32,291

INCOME FROM OPERATIONS	915,503	3,023,976	2,858,091	87,004

NON-OPERATING INCOME
Gain on sales of investments (Note 2)	91,017	—	—	—
Rental (Note 16)	24,960	28,467	27,698	843
Interest	50,844	31,463	45,584	1,388
Subsidy income	12,057	6,100	9,769	297
Cash dividends	—	—	16,897	514
Recovery of allowance for loss on inventory	—	67,002	74,581	2,270
Recovery of allowance for loss on short-term investment	—	—	85,958	2,617
Investments income recognized by equity method — net (Notes 2 and 7)	22,364	—	—	—
Gain on disposal of property, plant and equipment (Note 2)	100,101	45,520	41,511	1,264
Gain on disposal of idle assets	—	—	29,846	909
Foreign exchange gain — net (Note2)	—	—	61,501	1,872
Other	36,042	96,094	117,596	3,580

Total Non-Operating Income	337,385	274,646	510,941	15,554

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2003, 2004 and 2005
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Loss on sales of investments (Note 2)	—	6,561	33,024	1,005
Interest	237,357	257,144	223,389	6,800
Allowance for loss on short-term investments (Note 4)	24,902	52,274	—	—
Investments loss recognized by equity method — net (Notes 2 and 7)	—	29,160	126,802	3,860
Other investment loss	—	49,833	4,854	148
Impairment loss (Notes 2 and 7)	—	214,403	320,293	9,750
Financing cost	14,623	15,369	6,474	197
Loss on disposal of property, plant and equipment (Note 2)	16,283	21,447	24,231	738
Foreign exchange loss — net (Note 2)	93,940	141,496	—	—
Other	10,776	43,278	156,370	4,760

Total Non-Operating Expenses	397,881	830,965	895,437	27,258

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	855,007	2,467,657	2,473,595	75,300
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)	5,550	132,599	(44,665)	(1,359)
INCOME FOR MINORITY INTERESTS	—	(305,151)	(320,894)	(9,769)
PRE-ACQUISITION EARNINGS	—	27,655	—	—

NET INCOME	860,557	2,322,760	2,108,036	64,172

EARNINGS PER SHARE
Based on weighted-average number of shares outstanding of 887,227 thousand shares in 2003 and 2004 and 885,686 thousand shares in 2005	0.97	2.62	2.38	0.07

Based on weighted-average number of shares outstanding — retroactively adjusted	0.97	2.62	2.38	0.07

The accompanying notes are an integral part of the consolidated financial statements.

]

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2003, 2004 and 2005
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

			CAPITAL SURPLUS (Notes 2 and 16)				RETAINED EARNINGS (Note 16)
												UNREALIZED
										CUMULATIVE		LOSS ON
	CAPITAL STOCK ISSUED		Additional					Unappropriated		TRANSLATION	TREASURY	LONG-TERM	TOTAL
	Shares		Paid-in		Long-term		Legal	Earnings (Accumulated		ADJUSTMENT	STOCK	INVESTMENT	SHAREHOLDERS’
	(Thousand)	Amount	Capital	Merger	investments	Total	Reserve	Deficits)	Total	(Note 2)	(Note 15)	(Note 2)	EQUITY
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2003	887,227	8,872,272	2,084,757	—	1,655	2,086,412	424,007	(1,648,057)	(1,224,050)	(734)	—	—	9,733,900
Net income in 2003	—	—	—	—	—	—	—	860,557	860,557	—	—	—	860,557
Adjustment of equity method for long-term investment	—	—	—	—	12,008	12,008	—	(593)	(593)	—	—	—	11,415
Translation adjustments	—	—	—	—	—	—	—	—	—	115	—	—	115

BALANCE, DECEMBER 31, 2003	887,227	8,872,272	2,084,757	—	13,663	2,098,420	424,007	(788,093)	(364,086)	(619)	—	—	10,605,987
Net income in 2004	—	—	—	—	—	—	—	2,322,760	2,322,760	—	—	—	2,322,760
Adjustment of equity method for long-term investment	—	—	—	—	190,530	190,530	—	—	—	—	—	—	190,530
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	(3,015)	—	—	(3,015)
Unrealized loss on market value decline of long-term investments	—	—	—	—	—	—	—	—	—	—	—	(805)	(805)

BALANCE, DECEMBER 31, 2004	887,227	8,872,272	2,084,757	—	204,193	2,288,950	424,007	1,534,667	1,958,674	(3,634)	—	(805)	13,115,457
Appropriations of 2004 earnings:
Appropriated as legal reserve	—	—	—	—	—	—	153,467	(153,467)	—	—	—	—	—
Cash dividend	—	—	—	—	—	—	—	(532,336)	(532,336)	—	—	—	(532,336)
Remuneration paid to directors and supervisors	—	—	—	—	—	—	—	(27,624)	(27,624)	—	—	—	(27,624)
Employees bonus	—	—	—	—	—	—	—	(138,120)	(138,120)	—	—	—	(138,120)
Adjustment of equity method for long-term investment	—	—	—	—	(170,713)	(170,713)	—	130,330	130,330	—	—	—	(40,383)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	1,831	—	—	1,831
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	(115,402)	—	(115,402)
Outstanding shares owned by subsidiaries	—	—	—	—	—	—	—	—	—	—	(4,750)	—	(4,750)
Unrealized loss on market value decline of long-term investments	—	—	—	—	—	—	—	—	—	—	—	(868)	(868)
Issuance of new stocks for merger	6,215	62,151	—	27,761	—	27,761	—	—	—	—	—	—	89,912
Net income in 2005	—	—	—	—	—	—	—	2,108,036	2,108,036	—	—	—	2,108,036

BALANCE, DECEMBER 31, 2005	893,442	8,934,423	2,084,757	27,761	33,480	2,145,998	577,474	2,921,486	3,498,960	(1,803)	(120,152)	(1,673)	14,455,753

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2004 and 2005
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	860,557	2,322,760	2,108,036	64,172
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	2,614,137	3,353,537	4,087,487	124,429
Amortization	52,287	104,150	132,702	4,039
Investment loss(gain)–net	(22,364)	78,993	131,656	4,008
Allowance for loss on short-term investments	24,902	52,274	(85,958)	(2,617)
Loss on sales of investments	—	6,561	—	—
Gain on disposal of property, plant and equipment – net	(100,009)	(60,997)	(5,986)	(182)
Deferred income tax – net	(10,223)	(174,527)	(45,826)	(1,395)
Accrued pension cost	16,672	22,619	(21,016)	(640)
Deferred credits	91,785	534,412	(32,530)	(990)
Impairment losses	—	214,403	320,293	9,750
Changes in operating assets and liabilities:
Notes receivable and accounts receivable	(579,354)	(420,188)	(550,001)	(16,743)
Other receivables	(1,507,744)	1,630,417	28,898	880
Inventories	(145,105)	(55,812)	66,753	2,032
Prepaid expenses and other current assets	206,779	286,919	61,899	1,884
Notes payable and accounts payable	184,279	(12,914)	71,601	2,180
Other payables	16,098	(611,407)	(15,541)	(473)
Accrued expenses and other current liabilities	187,476	222,988	(49,085)	(1,494)
Minority interest	—	139,575	181,769	5,533

Net Cash Provided by Operating Activities	1,890,173	7,633,763	6,385,151	194,373

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash and cash equivalents	396,234	146,632	21,299	648
Decrease (increase) in short-term investments	630,683	(1,976,291)	2,740,805	83,434
Proceeds from sales of:
Property, plant and equipment	424,644	382,177	201,369	6,130
Long-term investments	—	869,421	—	—
Acquisitions of:
Long-term investments	(33,024)	(140,788)	(116,400)	(3,543)
Property, plant and equipment	(2,161,675)	(7,568,722)	(6,620,676)	(201,543)
Intangible assets	(46,205)	(89,795)	(125,117)	(3,809)
Employee dormitory building	—	(475)	(3,304)	(100)
Decrease (increase) in refundable deposits	(338,835)	52,160	(1,573)	(48)
Decrease (increase) in other financial assets	(339,700)	339,700	—	—
Cash inflow from acquisition of subsidiary (Note 22)	—	94,337	7,261	221
Cash inflow from disposal of a subsidiary (Note 22)	—	—	48,035	1,462

Net Cash Used in Investing Activities	(1,467,878)	(7,891,644)	(3,848,301)	(117,148)

(Forward)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(718,586)	(863,204)	(314,968)	(9,588)
Commercial papers	(159,427)	—	—	—
long-term bonds payable	—	—	(333,195)	(10,143)
Long-term loans	(352,133)	—	(888,664)	(27,052)
Proceeds from:
Commercial papers	—	—	149,413	4,548
Long-term loans	—	2,784,163	—	—
Increase(Decrease) in guarantee deposits	132	(584)	314	10
Employee bonus	—	—	(138,120)	(4,205)
Dividends	—	—	(532,336)	(16,205)
Remuneration paid to directors and supervisors	—	—	(27,624)	(841)
Purchase of treasury stock	—	—	(115,402)	(3,513)

Net Cash Provided by (Used in) Financing Activities	(1,230,014)	1,920,375	(2,200,582)	(66,989)

Effect of Exchange Rate Changes	—	—	(327)	(10)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(807,719)	1,662,494	335,941	10,226

CASH AND EQUIVALENTS, BEGINNING OF THE YEAR	1,963,381	1,155,662	2,818,156	85,789

CASH AND EQUIVALENTS, END OF THE YEAR	1,155,662	2,818,156	3,154,097	96,015

SUPPLEMENTAL INFORMATION
Income tax paid	469	834	2,351	72

Interest paid (excluding the amounts of NT$34,972 capitalized in 2004 and NT$73,641 capitalized in 2005)	237,567	259,947	210,327	6,403

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	650,090	3,026,974	2,300,916	70,043

Credit balances of long-term investments presented as part of other receivables from related parties	2,336	5,429	—	—

Reclassification of property, plant, and equipment into long-term investments	—	648,248	—	—

Reclassification of property, plant, and equipment into other assets	—	36,846	64,168	1,953

Reclassification of property, plant, and equipment into intangible assests	—	—	1,263	38

Reclassification of long-term investment into short-term investment	218,099	—	—	—

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment:
Total acquisitions	2,169,835	7,633,275	6,680,444	203,362
Increase in payables to contractors and equipment suppliers	(8,160)	(64,553)	(59,768)	(1,819)

	2,161,675	7,568,722	6,620,676	201,543

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	GENERAL

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

On January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares to ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) in exchange for 58,342 thousand newly issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate 70.25% of the outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. As of December 31, 2005, ChipMOS Bermuda owned 69.85% of the outstanding common shares of ChipMOS Taiwan.
As of December 31, 2005, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA), 34.13 % of ThaiLin Semiconductor Corp. (ThaiLin)

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. The two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. On December 1, 2005, ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) merged into ThaiLin pursuant to the merger agreement in August 2005. ChipMOS Logic stock was exchanged for ThaiLin stock at the ratio of 2.8 to 1. After the merger and as of December 31, 2005, ChipMOS Taiwan held a 34.13% (2004: 30.08%) equity interest in ThaiLin (see above).

ChipMOS Logic was incorporated in Taiwan on January 28, 2004, with ChipMOS Taiwan holding 62.5% interest and ThaiLin holding 37.5% interest. On March 29, 2004, ChipMOS Logic issued additional shares to institutional investors. As a result, ChipMOS Taiwan’s interest in ChipMOS Logic was diluted to 44.44% and ThaiLin’s interest was diluted to 26.67%. ChipMOS Logic is engaged in logic testing services. On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. As of December 31, 2004, ChipMOS Taiwan and ThaiLin owned approximately 56.10% and 24.62%, respectively, of ChipMOS Logic. On December 1, 2005, ChipMOS Logic merged into ThaiLin (see above).

CHANTEK ELECTRONIC CO., LTD. (CHANTEK) was incorporated in Taiwan in May 1989, and is listed on the GreTai Securities Market in Taiwan. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held 68.04% interest as of December 31, 2004. On Nov ember 21, 2005, CHANTEK merged into ChipMOS Taiwan pursuant to the merger agreement entered into between ChipMOS Taiwan and CHANTEK in June 2005. CHANTEK stock was exchanged for ChipMOS Taiwan stock at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan issued 6,215 thousand shares to CHANTEK shareholders, reducing ChipMOS Bermuda and SPIL’s interests in ChipMOS Taiwan from 70.34% and 28.73% to 69.85% and 28.53%, respectively.

FIRST SEMICONDUCTOR TECHNOLOGY, INC. (FST) was incorporated in the United States of America in June 1998 and engaged in IC logic testing services. ChipMOS Taiwan acquired its 67.83% ownership interest in FST on November 1, 2004 and held 67.83% as of December 31, 2004. On April 29, 2005, ChipMOS Taiwan sold all its ownership of FST.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

For 2005, the consolidated financial statements include the accounts of ChipMOS Taiwan and all subsidiaries (hereinafter, referred to individually or collectively as the “Company”), including ThaiLin, ChipMOS USA, ChipMOS Japan; CHANTEK and ChipMOS Logic up to their respective dates of merger, and FST up to the date of sale in which ChipMOS Taiwan holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Statement of Financial Accounting Standards (“SFAS No. 7”) which was revised on December 9, 2004 and effective on January 1, 2005. For 2004, among aforementioned entities, the accounts of ChipMOS USA and ChipMOS Japan were too nominal, so they were not included in the consolidated financial statement. ¡@All significant intercompany accounts and transactions have been eliminated.

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

The Company will discontinue its recognition of its equity in the net loss of the investees when the carrying value of the investment (including advances) is reduced to zero. However, in cases where the Company exercises controlling interest over the investees; or guarantees the obligations or is committed to provide further financial support to an investee company, or if the investee’s losses are temporary and evidence sufficiently shows imminent return to profitability in the foreseeable future, then, the Company continues to recognize its share in the net loss of the investees. The resulting credit balances of the long-term investments are presented as part of other receivable from related parties.

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

Other stock investments (listed stocks or stocks traded over the counter) are accounted for using the cost method. These investments are stated at cost less temporary declines in market value, and a credit is made to an allowance for decline in value with a corresponding debit to shareholders’ equity. The allowance is then reduced for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in value is considered irrecoverable, the decline in values is recorded as a charge to income.

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

Technology know-how, 5 years; technology license fee, and deferred charges, 3 to 5 years.

Revenue recognition

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment.

Pension costs

Pension costs are recorded based on actuarial calculations. Unrecognized net transition obligation is amortized over 15 years.

Retirement benefit contributions are made to independent pension funds, Contributions are made based on a percentage of the employees’ salaries, and are charged to current income as incurred.

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

Treasury stock

The Company adopted ROC SFAS No. 30, “Accounting for Treasury Stock”. The Company purchases its own outstanding shares and the shares of parent company held by its subsidiaries are regarded as treasury stock.

Impairment losses of assets

The Company adopted ROC SFAS No. 35, “Accounting for asset impairment” on January 1, 2005, which requires that certain assets, including properties, assets leased to others and deferred charges, are subject to an impairment review in order to look for any indication that the value of assets might be impaired on the balance date. An impairment loss should be recognized whenever the recoverable amount of the asset or the cash-generating unit is below the carrying value of an asset.

The recoverability is determined by comparing the carrying amount of the asset (or asset group) on the date it is being tested for recoverability to the higher of the net fair value of the assets or the sum of the expected net present value of future cash flows generated by the assets and eventual disposal. A cash-generating unit, which includes allocation of goodwill, shall be tested for impairment on an annual basis. The impairment loss shall first credit to the portion of goodwill, then allocate to other assets according to the proportional ratio of their book value. The recognized impairment losses of goodwill cannot be reversed.

If any evidence indicates that the impairment loss recognized in previous years has decreased, the Company shall re-perform the recoverability test and adjust the carrying value of the assets to the extent of recoverable amount. However, the adjusted carrying value of the assets due to loss reversal should not be in excess of the original book value, net of depreciation or amortization, had the impairment loss not been recognized.

After the recognition of an impairment loss, the depreciation (amortization) charged on the assets shall be adjusted in future periods by the revised carrying values of the assets (net of accumulated impairment), less their salvage value, on a systematic basis over their remaining useful lives.

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

Certain accounts in 2003 and 2004 have been reclassified to conform to 2005 classifications.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the mid-price of the USD as quoted by Bank of Taiwan as of December 31, 2005, which was NT$32.85 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
4.	SHORT-TERM INVESTMENTS

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Stocks	494,593	317,085	9,652
Open-ended funds	2,570,442	33,000	1,005
Allowance for loss on short-term investments	(249,908)	(163,949)	(4,991)

	2,815,127	186,136	5,666

Market value	2,817,587	186,136	5,666

The market value of open-ended funds is based on the market price at year-end.

During 2005, ChipMOS Taiwan sold its investment in common stock of MVI and of ProMOS Technologies Inc. (ProMOS) at a loss of NT$68,401 thousand and at a gain of NT$907 thousand, respectively.

As of December 31, 2005, ChipMOS Taiwan held 2,069 thousand (2004: 7,780 thousand) shares of common stock of MVI and 701 thousand shares of common stock of ProMOS (2004: 7,559 thousand.)

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Balance, beginning of year	44,856	97,288	292,051	8,890
Additions	52,432	194,763	109,249	3,326

Balance, end of year	97,288	292,051	401,300	12,216

6.	INVENTORIES — NET

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Finished goods	25,876	25,672	781
Work in process	155,501	202,951	6,178
Raw materials	536,910	394,261	12,002

	718,287	622,884	18,961
Less — allowance for losses	(111,074)	(82,462)	(2,510)

	607,213	540,422	16,451

The changes in the inventory valuation allowance are summarized as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Balance, beginning of year	86,608	41,546	111,074	3,381
Additions	—	150,231	45,969	1,399
Reversals	(45,062)	(67,002)	(74,581)	(2,270)
Write offs	—	(13,701)	—	—

Balance, end of year	41,546	111,074	82,462	2,510

7.	LONG-TERM INVESTMENTS

	December 31
	2004		2005
	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership
	NT$		NT$	US$
	(In Thousands)
Equity method:
ChipMOS Japan	179	100	—	—	—
ChipMOS USA	(1,984)	100	—	—	—
Ultima Technology Corp. (Ultima Technology)	374,625	30	246,434	7,502	30
Chantek International Investment Ltd. (Chantek International)	19,588	100	—	—	—
Hua Shen Investment Co. (Hua Shen)	922	100	—	—	—

Cost method:
G-Link Technology Corp., Taiwan	9,709	2	—	—	2
DigiMedia Technology Co., Ltd.	81,480	19	197,880	6,024	19
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	165,950	17	148,121	4,509	17
CDIB High Tech Investment Inc. (CDIB)	9,000	2	9,000	274	2
Vigour Technology Corp. (Vigour)	—	4	—	—	—
Integrated Silicon Solution Inc.	1,587	—	—	—	—

	661,056		601,435	18,309

Credit balances of long-term investments (presented as part of other receivables from related parties) (Note 16)	1,984		—	—
Less: Accumulated impairment	—		(188,310)	(5,733)

	663,040		413,125	12,576

The equity in net income or loss of investee companies which is based on audited financial statements for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
ChipMOS Japan	445	704	—	—
ChipMOS USA	1,776	4,584	—	—
PlusMOS Inc. (Plus MOS)	32,386	—	—	—
ThaiLin	29,127	—	—	—
CHANTEK	(36,618)	—	—	—
AMCT	(4,752)	(24,953)	—	—
Hua Shen	—	(84)	—	—
Chantek International	—	(9,411)	—	—
Ultima Technology	—	—	(126,802)	(3,860)

	(22,364)	(29,160)	(126,802)	(3,860)

Certain changes on the shareholders’ equity of investee companies result in the adjustments on ChipMOS Taiwan’s equity according to its ownership to the respective accounts, which in 2005 increased unappropriated earnings by NT$130,330 thousand and increased capital surplus by NT$227,402 thousand in 2004 and decreased NT$170,713 thousand in 2005 respectively.

CHANTEK sold 3,846 thousand shares of AMCT during 2004. The gain from disposal of each investment was NT$8,803 thousand.

The difference between the costs of the investment and ChipMOS Taiwan’s proportionate share in the net assets of the investees at the date of acquisition is amortized using the straight-line method over five years.

During 2004, Sun Fund and CDIB reduced their issued capital by 17% and 50%, respectively. A loss of NT$49,833 thousand was recognized in respect of the reduction in capital in Sun Fund. The investment of NT$9,000 thousand was returned to ThaiLin in respect of the reduction in capital in CDIB.

In 2005, G-Link reduced their issued capital. A loss of NT$4,854 thousand was recognized in respect of the reduction in capital.

The company has been recognized impairment losses for the years ended December 31, 2004 and 2005, which were summarized as follow:

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Ultima Technology	—	188,310	5,732
G-Link	—	4,855	148
Sun Fund	83,217	17,830	543
Best Home	89,850	—	—
Vigour	41,336	—	—

	214,403	210,995	6,423

On May 5, 2004, ChipMOS Taiwan acquired a 30% interest in Ultima Technology for US$11,250 thousand (NT$374,625 thousand). In accordance with ROC SFAS 5, ChipMOS Taiwan deferred its recognition of the proportionate share of loss of Ultima Technology for one year to 2005. Therefore, the share of net loss of Ultima Technology in 2005 also included the share of 2004 loss of Ultima Technology.

The summarized financial information for equity investees is as follows:

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
ChipMOS USA:
Current assets	3,021	—	—

Non-current assets	9,333	—	—

Current liabilities	14,323	—	—

Non-current liabilities	16	—	—

ChipMOS Japan:
Current assets	5,324	—	—

Non-current assets	1,280	—	—

Current liabilities	6,425	—	—

Non-current liabilities	—	—	—

Ultima Technology:
Current assets	1,411	2,216	67

Non-current assets	155,997	53,015	1,614

Current liabilities	608	317	10

Non-current liabilities	—	—	—

Hua Shen:
Current assets	3,900	—	—

Non-current assets	—	—	—

Current liabilities	—	—	—

Non-current liabilities	—	—	—

Chantek International:
Current assets	26,359	—	—

Non-current assets	—	—	—

Current liabilities	103	—	—

Non-current liabilities	—	—	—

	Year Ended December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
ChipMOS USA:
Net revenue	36,765	—	—

Cost of revenue	—	—	—

Gross profit	36,765	—	—

Net income	4,584	—	—

ChipMOS Japan:
Net revenue	15,212	—	—

Cost of revenue	—	—	—

Gross profit	15,212	—	—

Net income	704	—	—

Ultima Technology
Net revenue	—	—	—

Cost of revenues	—	—	—

Gross loss	—	—	—

Net loss	(154,817)	(111,624)	(3,398)

Hua Shen:
Net revenue	1	—	—

Cost of revenues	24,522	—	—

Gross loss	(24,521)	—	—

Net loss	(25,442)	—	—

Chantek International:
Net revenue	17,301	—	—

Cost of revenues	26,501	—	—

Gross loss	(9,200)	—	—

Net loss	(11,189)	—	—

8.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31
	2004	2005
	NT$	NT$	US$
		(In Thousands)
Buildings and auxiliary equipment	1,315,342	1,543,312	46,981
Machinery and equipment	11,840,591	12,266,880	373,421
Furniture and fixtures	305,968	345,564	10,519
Transportation equipment	13,944	15,976	486
Tools	969,819	856,880	26,085
Leasehold improvements	6,042	1,369	42

	14,451,706	15,029,981	457,534

In 2005, the investee companies, in accordance with FABS No.35, recognized impairment losses of NT$109,298 (US$3,327) for property, plant and equipment.

As of December 31, 2005, certain of the above buildings and machinery were mortgaged as collateral for the bonds and the long-term loans (Note 13).

9.	INTANGIBLE ASSETS — NET

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Cost
Technology know-how	750,000	115,803	3,525
Technology license fee	67,081	—	—
Software and other deferred expense	173,899	314,330	9,569
Bond issuance costs	28,526	—	—
Goodwill	2,099	—	—

	1,021,605	430,133	13,094

Accumulated amortization
Technology know-how	(750,000)	(105,402)	(3,209)
Technology license fee	(51,480)	—	—
Software and other deferred expense	(102,459)	(221,360)	(6,738)
Bond issuance costs	(15,369)	—	—

	(919,308)	(326,762)	(9,947)

Carrying value	102,297	103,371	3,147

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and packaging integrated circuits at an agreed valuation of NT$750,000 thousand.

10.	BANK LOANS

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Unsecured loan:
Working capital loans
NT$50,000 thousand, repayable by January 2005, annual interest at 1.65 - 1.9%	50,000	—	—
NT$52,000 thousand, repayable by April 2005, annual interest at 4.595%	52,000	—	—
NT$60,000 thousand, repayable by March 2005, annual interest at 4.5%	60,000	—	—
NT$65,000 thousand, repayable by October 2005, annual interest at 1.5%	65,000	—	—
NT$50,000 thousand, repayable by December 2006, annual interest at 3.75%	—	50,000	1,522
NT$100,000 thousand, repayable by January 2006, annual interest at 2.20%	—	100,000	3,044
NT$100,000 thousand, repayable by January 2006, annual interest at 1.55%	—	100,000	3,045

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Loan for imports of machinery JPY$1,826,874 thousand, repayable by June 2005, annual interest at 0.5986% — 1.1628%	565,052	—	—
EUR$82 thousand repayable by April 2005, annual interest at 2.71% — 2.8052%	3,541	—	—
JPY$779,090 thousand, repayable by June 2006, annual interest at 0.7505% — 0.90%	—	217,834	6,631

Secured loans:
Working capital loans:
NT$5,000 thousand, repayable by October 2005, annual interest at 1.5%, collateralized by land and buildings (Note 12)	5,000	—	—

	800,593	467,834	14,242

Unused credit lines as of December 31, 2005 aggregated approximately NT$6,493,357 thousand, which will expire from January 2006 to December 2006.

11.	COMMERCIAL PAPER PAYABLE

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Commercial paper	—	150,000	4,566
Discount on par value	—	(587)	(18)

	—	149,413	4,548

The commercial paper’s actual interest rate is 1.55%-1.622% in 2005 and it expires in February 2006.

12.	LONG-TERM BONDS PAYABLE

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Long-term bonds payable	1,200,000	—	—
Convertible bonds	333,195	—	—
Less: current portion	(1,200,000)	—	—

	333,195	—	—

On August 3, 2004, ThaiLin issued a NT$1,000,000 thousand secured convertible bonds due on August 3, 2009 with zero interest rates. Those bonds have been convertible since September 3, 2004 at conversion price NT$17.1 for each share. As of December 31, 2005, all of the bonds had been converted. The compensation interest rates applicable are as follows:

Redemption within one month to three years: 1.50% per annum;

Redemption after three years until 40 days before the due date: Nil

ChipMOS Taiwan on January 26, 2000 issued secured bonds with face Value of NT$1,200,000 thousand. Those bonds bear annual interest at 5.95% payable annually. The bonds were fully repaid by ChipMOS Taiwan by cash on January 26, 2005.

As of December 31, 2005, no assets were mortgaged as collateral for the long – term bonds.

13.	LONG-TERM LOANS

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate (3.4% as of December 31, 2004 and 2005 respectively)	270,000	150,000	4,566
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate (4.69% as of December 31, 2005)	—	500,000	15,221
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at fixed rate (3.3% and 3.645% as of December 31, 2004 and 2005 respectively)	200,000	134,000	4,079
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.375% and 4.72% as of December 31, 2004 and 2005, respectively)	1,714,280	1,142,840	34,790
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.50% and 4.845% as of December 31, 2004 and 2005, respectively)	428,570	285,710	8,697

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.7% and 3.97% as of December 31, 2004 and 2005 respectively)	1,845,000	1,277,308	38,883
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest rate at floating rate (3.72% as of December 31, 2005)	—	1,000,000	30,441
Research and development subsidy loan, collateralized by time deposits in amounts of NT25,000 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	18,522	6,181	188
Research and development subsidy loan, repayable quarterly from January 2006 to April 2010, interest at fixed rate (1% as of December 31, 2004 and 2005)	29,120	29,120	887
Syndicated bank loans collateralized by equipment, repayable on September 2009, interest at floating rate (3.195% as of December 31, 2005)	—	500,000	15,221
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.65% and 3.89% as of December 31, 2004 and 2005 respectively)	180,000	103,000	3,136
Bank loans collateralized by equipment, repayable quarterly form August 2005 to August 2009, interest at floating rate. (3.7% as of December 31, 2004)	35,695	—	—
General loans collateralized repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7%as of December 31, 2004)	58,715	—	—
Bank loans collateralized by equipment, repayable quarterly form August 2005 to August 2009, interest at floating rate. (3.7% as of December 31, 2004)	285,000	—	—
General loans repayable quarterly from July 2005 to July 2009, interest at floating rate. (3.7% as of December 31, 2004)	43,500	—	—
Bank loans collateralized by equipment, repayable quarterly from April 2001 to December 2005, interest at floating rate. (5.755% as of December 31, 2004)	17,500	—	—
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.8% and 2.9% as of March 31, 2004 and 2005 respectively)	350,000	262,505	7,991

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate. (3.2% as of December 31, 2005)	—	440,000	13,394
Bank loans collateralized by property, repaid at January 2006, interest at floating rate, (2.5% as of December 31, 2005)	—	130,000	3,957
Syndicated bank loans collateralized by equipment, repayable quarterly April 2005 to January 2011, interest at floating rate (3.088% and 3.075% as of December 31, 2004 and 2005 respectively)	620,000	539,131	16,412

Syndicated bank loans collateralized by equipment, repayable quarterly December 2003 to September 2008, interest at floating rate (3.088% and 3.075% as of December 31, 2004 and 2005 respectively)	320,417	234,972	7,153
General loans, repayable from April 1, 2003 to March 31, 2007. Payable in 42 monthly installments, commencing on October 1, 2003. Effective interest rate was 9.658%	12,402	—	—

	6,428,721	6,734,767	205,016
Less: current portion	(1,826,974)	(2,300,916)	(70,043)

	4,601,747	4,433,851	134,973)

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

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2005.
Certain fixed assets with an aggregate net book value of NT$8,893,025 thousand and time deposits in an aggregate amount of NT$54,356 thousand were mortgaged as collateral for the long–term and short–term loans.

Future minimum principal payments under the Company long-term loans as of December 31, 2005 are as follows:

	Amount
	NT$	US$
	(In Thousands)
2006	2,300,916	70,043
2007	2,123,184	64,633
2008	892,808	27,178
2009 and thereafter	1,417,859	43,162

	6,734,767	205,016

14.	PENSION PLAN

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

The new Labor Pension Act effective July 2005, required that ChipMOS Taiwan and ThaiLin make monthly deposits, equal to 6% of salaries and wages of employees who chose to join new pension scheme, into individual pension account in Bureau of Labor Insurance.

Certain pension information is as follows:
a.	Net pension cost

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Service cost	32,102	56,065	30,021	914
Interest cost	4,275	8,038	8,159	248
Projected return on plan assets	(2,581)	(5,304)	(4,500)	(137)
Amortization	689	(143)	1,031	31
Unrecognized net (gain)/loss	—	655	53	2

	34,485	59,311	34,764	1,058

b.	Reconciliation of the fund status of the plan and accrued pension cost

	December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	—	(374)	(415)	(13)
Nonvested accumulated benefit obligation	(81,658)	(169,835)	(142,011)	(4,323)
Additional benefits based on future salaries	(86,321)	(143,915)	(140,827)	(4,287)

Projected benefit obligation	(167,979)	(314,124)	(283,253)	(8,623)
Plan assets at fair value	84,821	174,349	156,989	4,779

Projected benefit obligation in excess of plan assets	(83,158)	(139,775)	(126,264)	(3,844)
Unrecognized net transition obligation	484	3,043	663	20
Unrecognized net loss	39,808	34,058	43,943	1,338

Accrued pension cost	(42,866)	(102,674)	(81,658)	(2,486)

c.	Actuarial assumptions

	Year Ended December 31
	2003	2004	2005
Discount rate	3.25%	3.25%	2.75%
Future salary increase rate	3.25%	3.25%	3.25%
Expected rate of return on plan assets	3.25%	3.25%	2.75%
d.	Changes in pension fund

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Contributions	17,813	32,160	29,892	910

Payment of benefits	—	—	—	—

15.	TREASURY STOCK

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Outstanding shares held by subsidiaries	—	4,750	145
Purchase of treasury stock	—	115,402	3,512

	—	120,152	3,657

As of December 31, 2005, ThaiLin held 254 thousand outstanding shares of ChipMOS Taiwan as long–term investment. The treasury stocks were carried with an amount of NT$4,750 thousand, according to ChipMOS Taiwan’s equity in the cost of the investment recorded by ThaiLin.

In 2005, ChipMOS Taiwan purchased 7,098 thousand shares of treasury stock at the cost of NT$115,402 thousand. These shares shall be transferred to employees, resold or de–registered within three years. These shares do not possess shareholder’s equity.

16.	SHAREHOLDERS’ EQUITY

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

17.	INCOME TAX EXPENSE (BENEFIT)
a.	A reconciliation of income tax expense-current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax expense on “income before income tax” at statutory rate	213,742	674,082	709,515	21,598
Tax effects of adjustments:
Loss carry forward	—	(260,217)	(489,380)	(14,897)
Tax-exempt income	(30,472)	(166,653)	(157,808)	(4,804)
Permanent difference	13,430	(19,795)	40,061	1,220
Temporary difference	(9,000)	175,091	41,694	1,269

Income tax expense-current before tax credits	187,700	402,508	144,082	4,386

b.	Income tax expense (benefit) consists of:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax expense-current before tax credits	187,700	402,508	144,082	4,386
Tax on the unappropriated earnings	—	—	163,838	4,988
Separate and foreign income tax	1,309	86	746	23
Income tax credits	(187,700)	(355,923)	(218,672)	(6,657)

Income tax for the current year	1,309	46,671	89,994	2,740
Net change of deferred income tax assets (liabilities) for the year
Tax credits	48,014	(70,003)	76,611	2,332
Temporary difference	8,127	(128,593)	(234,688)	(7,144)
Valuation allowance	(66,405)	(560,053)	(405,487)	(12,344)
Loss carry forward	41	584,122	517,738	15,761
Adjustment of prior year’s taxes and others	3,364	(4,743)	497	15

Income tax expense (benefit)	(5,550)	(132,599)	44,665	1,360

ChipMOS Taiwan under Science Park Regulations is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of equipment funded by capital increases. Such tax exemption will expire on December 31, 2008.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Net current deferred income tax assets:
Unrealized foreign exchange loss	16,599	3,496	106
Unrealized loss provision on sales allowance	9,455	9,455	288
Loss of market price decline and obsolete and slow-moving inventories	27,768	20,616	628
Allowance for bad-debts	50,223	81,424	2,479
Tax credits	241,141	110,103	3,352
Loss carry forward	504,365	—	—
Others	23,842	14,108	429

	873,393	239,202	7,282
Less: valuation allowance	(282,918)	—	—

	590,475	239,202	7,282

Net non-current deferred income tax assets (liabilities):
Tax credits for investment in machinery and equipment and R&D expenditures	763,336	801,450	24,397
Loss carry forwards	756,419	133,732	4,071
Depreciation differences	(555,627)	(556,316)	(16,935)
Other	140,985	266,057	8,099

	1,105,113	644,923	19,632
Less: Valuation allowance	(1,651,163)	(793,874)	(24,166)

	(546,050)	(148,951)	(4,534)

The rate at which deferred income tax components are measured was 25% as of December 31, 2004 and 2005.

d.	Integrated income tax information

ChipMOS Taiwan, the balances of the ICA were NT$94,239 thousand and NT$96,852 thousand as of December 31, 2004 and 2005, respectively.

ChipMOS Taiwan, the imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends. Tax creditable ratio was 6.19% and 4.30% for 2004 and 2005, respectively.

d.	The balance and year of expiry of unused investment tax credits and loss carry forwards as of December 31, 2005 are as follows:

	Machinery &	R&D	Loss Carry
Year of Expiry	Equipment	Expenditure	Forwards
	NT$	NT$	NT$
	(In Thousands)
2006	85,434	24,669	—
2007	296,284	35,003	133,732
2008	374,456	1,182	—
2009	94,525	—	—

	850,699	60,854	133,732

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire from 2006 to 2009. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Loss carry forwards can be used to deduct current income tax obligation up to the extent of taxable income and will be expired after 5 years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2004 and 2005.

The tax authorities have examined and assessed the income tax returns of ChipMOS Taiwan and ThaiLin through 2002.

According to ROC tax law, unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings (accumulated deficit) of ChipMOS Taiwan as of December 31, 2004 and 2005 were generated during and after 1998.

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

Name	Relationship
ChipMOS Bermuda	A major shareholder
SPIL	A major shareholder
MVI	An indirect major shareholder
ChipMOS Japan	A 100% owned subsidiary
ChipMOS USA	A 100% owned subsidiary
PlusMOS	A former 25% owned investee. It merged with CHANTEK in April 2004.
ThaiLin	A 34% owned investee. It became a subsidiary of ChipMOS Taiwan in 2004.
CHANTEK	A former subsidiary of ChipMOS Taiwan. It merged with ChipMOS Taiwan on November 21, 2005
Ultima Electronics Corp. (Ultima)	The chairman of ChipMOS Taiwan was a member of board of directors of Ultima (resigned in June 2003).
ProMOS Technology Inc. (ProMOS)	An investee of MVI
DenMOS Technology Inc. (DenMOS)	An investee of MVI
Best Home	A 19% owned investee; ChipMOS Taiwan is a major shareholder.
Sun Fund	A 17% owned investee; ChipMOS Taiwan is a major shareholder. A subsidiary of ChipMOS Bermuda (Note: It used to be called ChipMOS FAR
ChipMOS TECHNOLOGIES (H.K.) Ltd. (ChipMOS H.K.)	EAST Ltd., and was renamed as ChipMOS TECHNOLOGIES (H.K.) Ltd. in May 2005.)
AMCT	A former 100% owned investee. It was liquidated in October 2004.
Chantek International Mou–Fu Investment Ltd. (Mou-Fu)	The chairman of ChipMOS Taiwan is a former member of board of directors of Chantek International. It was liquidated in May 1, 2005. An investee of MVI
ChipMOS TECHNOLOGIES (H.K.) Ltd., Taiwan Branch (ChipMOS (H.K.) Taiwan Branch)	A subsidiary of ChipMOS Bermuda

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
During the year

Sales
MVI	1,680,986	14,274	6	—
Ultima	745,562	—	—	—
PlusMOS	19,642	16,751	—	—
ProMOS	1,748,326	4,231,658	4,332,058	131,874
ThaiLin	1,722	—	—	—
CHANTEK	469	—	—	—
ChipMOS H.K.	234	17,845	10,556	321
SPIL	345	—	—	—
AMCT	5	—	—	—
DenMOS	496,480	567,042	271,393	8,262

	4,693,771	4,847,570	4,614,013	140,457

Rental revenue
MVI	4,800	4,800	4,800	146
DenMOS	922	455	30	1
ThaiLin	8,118	—	—	—
ProMOS	—	14,057	9,371	285

	13,840	19,312	14,201	432

Other revenue
ThaiLin	10,571	—	—	—
DenMOS	2,647	—	—	—
CHANTEK	900	—	—	—
PlusMOS	27	41	—	—
ChipMOS H.K.	16	4,455	1,982	60
ChipMOS USA	1,343	526	—	—
ProMOS	—	507	522	—
AMCT	—	126	—	16

	15,504	5,655	2,504	76

Purchases
AMCT	4,758	10,732	—	—
ChipMOS H.K.	4,654	89,599	3,120	95
PlusMOS	522	—	—	—
MVI	12	637,089	11,964	364
ChipMOS USA	—	149	—	—
SPIL	—	—	75	2

	9,946	737,569	15,159	461

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Subcontract expenses
SPIL	101,847	—	—	—
ChipMOS H.K.	11,804	214,127	73,925	2,250
ThaiLin	33,515	—	—	—
CHANTEK	230	—	—	—

	147,396	214,127	73,905	2,250

Operating expenses
Administrative expenses
MVI	4,387	1,950	—	—
Mou-Fu	—	2,275	3,900	119

	4,387	4,225	3,900	119

Service fee
ChipMOS USA	22,864	32,175	—	—
ChipMOS Japan	11,851	15,045	—	—

	34,715	47,220	—	—

Rental expense
MVI	2,586	2,218	593	18
CHANTEK	7,699	—	—	—
ThaiLin	8,125	—	—	—
ProMOS	—	—	1,245	38

	18,410	2,218	1,838	56

Fee for stock registry service
Sun Fund	540	—	—	—
Mou-Fu	—	1,977	493	15

	540	1,977	493	15

Consultation fee
ChipMOS Bermuda	—	25,191	32,014	975

Other expense
PlusMOS	—	88	—	—
MVI	—	148	148	5
ProMOS	—	1,027	—	—

	—	1,263	148	5

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
At the end of year

Notes and accounts receivable
MVI	1,098	—	—
DenMOS	120,043	54,901	1,671
ProMOS	1,303,250	1,372,950	41,795
ChipMOS H.K.	8,281	1,554	47

	1,432,672	1,429,405	43,513

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Other receivable
ChipMOS Bermuda	3,733	8,862	270
ChipMOS USA	15,378	—	—
MVI	420	852	26
ChipMOS Japan	5,937	—	—
DenMOS	885	317	9
ChipMOS H.K.	7,776	493	15
ProMOS	5,344	3,174	97
ChipMOS (H.K) Taiwan Branch	—	137	4

	39,473	13,835	421

Credit balances of long-term investments (Note 7)	(1,984)	—	—

	37,489	13,835	421

Prepayments
ChipMOS USA	621	—	—

Accounts payable
ChipMOS H.K.	17,428	2,214	67

Other payable
ChipMOS USA	1,507	—	—
MVI	356	28	1
ChipMOS Japan	915	—	—
ProMOS	—	781	24
ChipMOS H.K.	32,641	3,191	97
SPIL	—	79	2
ChipMOS Bermuda	23,783	41,063	1,250
Mou-Fu	1,829	348	10

	61,031	45,490	1,384

The payment terms for purchases from related parties are the same as those from other suppliers.

The collection term for MVI is 90 days after month end, ProMOS is 75 days after month end while other related parties have the normal collection terms. The selling price is on the same basis as those to other customers.

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

As of April 7, 2004, ChipMOS Taiwan entered into a technology transfer agreement with ChipMOS Bermuda for a period of 20 years, starting from effective day. The total price was US$19,700 thousand, recorded as deferred credits. As of December 31, 2004 and 2005, the unamortized amount was NT$626,196 thousand and NT$593,666.

In 2004, ChipMOS Taiwan acquired 255 thousand shares of ChipMOS Logic from CHANTEK International at the cost of NT$2,527 thousand.

In 2004, ChipMOS Taiwan purchased machineries from ProMOS and AMCT at the cost of NT$46,284 thousand and NT$84,027 thousand respectively. ChipMOS Taiwan also sold machineries to ChipMOS H.K. with the proceeds amounted to NT$5,574 thousand and recognized gain on disposal of properties amounted to NT$2,834 thousand.

In 2005, ChipMOS Taiwan acquired 8,085 thousand, 418 thousand, 710 thousand and 1,614 thousand shares of CHANTEK from MVI, Mou-Fu, Best Home and CHANTEK International at the cost of NT$49,804 thousand, 2,574 thousand, 4,372 thousand and 9,945 thousand.

19.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31
	2004	2005
	NT$	NT$	US$
		(In Thousands)
Time deposits (matures from January 2006 to February 2007)	146,746	125,447	3,819

Time deposits are pledged as collateral for the Company’s customs duties payable, letter of credit, and research and development subsidy loans.
20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2005
a.	As of December 31, 2005, ChipMOS Taiwan leases parcels of land from the Hsinchu and Tainan Science Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2005 are as follows:

	Amount
Year	NT$	US$
	(In Thousands)
2006	19,302	588
2007	19,302	588
2008	19,302	587
2009	19,302	587
Thereafter	139,449	4,245

Total minimum lease payments	216,657	6,595

b.	Pursuant to the semiconductor packaging technology license agreement (see Note 18), ChipMOS Taiwan is obligated to make future payments of license fee amounted to US$19,500 thousand to ChipMOS Bermuda as of December 31, 2005.

c.	The Company has unused letters of credit aggregating approximately USD$18,933 thousand, JPY 5,621,035 thousand, EUR$68 thousand, and GBP$212 thousand as of December 31, 2005.

d.	In 2004, tax authorities have assessed and increase the 2000 income taxes of ChipMOS Taiwan by NT$30,526 thousand. ChipMOS Taiwan has filed an appealing for the assessment.

e.	On November 27, 2005, ChipMOS Taiwan and Spansion LLC (Spansion) entered into an assembly and testing services agreement, pursuant to which the parties will enter into one or more statements of work, under which ChipMOS Taiwan will reserve capacity for Spansion for the assembly and testing services and Spansion will place purchase orders in accordance with the terms of the agreement. Pursuant to the first statement of work, effective from September 15, 2005, ChipMOS Taiwan is obligated to purchase and to install wafer sorting testers and probers in the agreed upon quantity and to provide the wafer sorting services to Spansion. Based on forecasts provided by Spansion, ChipMOS Taiwan is required to purchase wafer sorting testers and probers in an aggregate of approximately US$110,000 thousand (NT$3,613,500 thousand) in 2006.
21.	SIGNIFICANT SUBSEQUENT EVENTS
a.	In January 2006, ChipMOS Taiwan obtained a five-year floating-rate syndicated loan of NT$6,000,000 thousand.

b.	In February 2006, ThaiLin obtained a six-year floating-rate syndicated loan of NT$3,000,000 thousand.

c.	In February 2006, ChipMOS Taiwan and ChipMOS USA have received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. The Company’s counsel has not formed an opinion as to the outcome of the case.
22.	NOTES TO THE CASH FLOW STATEMENT
a.	Acquisition of subsidiaries

	December 31,
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Net assets acquired:
Cash and bank balances	280,910	7,261	221
Current assets	1,528,849	27,519	838
Long term investment	106,488	—	—
Property, plant and equipment	3,691,657	9,197	280
Intangible assets	71,614	—	—
Other assets	205,831	1,415	43
Current liabilities	(1,813,210)	(20,925)	(637)
Long term liabilities	(845,343)	—	—
Other liabilities	(38,303)	(16)	(1)
Minority interest	(2,206,550)	—	—

	981,943	24,451	744
Goodwill on acquisition	(51,623)	—	—

	930,320	24,451	744

Satisfied by:
Cash	186,573	—	—
Reclassification to interest in subsidiary	743,747	24,451	744

	930,320	24,451	744

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiary is as follows:

	December 31,
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Cash and bank balances acquired	280,910	7,261	221
Less: cash consideration	(186,573)	—	—

	94,337	7,261	221

b.	Disposal of a subsidiary

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Net assets disposed:
Cash and bank balances	—		35,909	1,093
Accounts receivable	—	—	6,708	204
Inventories	—	—	38	1
Prepayment and other assets	—	—	619	19
Property, plant and equipment	—	—	32,969	1,004
Intangible assets	—	—	1,954	59
Bank loans	—	—	(17,791)	(542)
Accrued and other liabilities	—	—	(3,799)	(116)
Long–term loans	—	—	(5,290)	(161)
Minority interest	—	—	(30,303)	(922)

	—	—	21,014	639
Goodwill	—	—	66,786	2,033
Loss on disposal of a subsidiary	—	—	(3,856)	(117)

	—	—	83,944	2,555

Cash consideration	—	—	83,944	2,555

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash consideration	—	—	83,944	2,555
Less: cash and bank balances disposed	—	—	(35,909)	(1,093)

	—	—	48,035	1,462

23.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan had entered into forward exchange contracts or foreign currency options for the years ended December 31, 2004 and 2005, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:
a.	Forward, exchange contracts

As of December 31, 2004 and 2005, there were no outstanding forward contracts. Net exchange gains on forward exchange contracts were NT$4,710 thousand and NT$1,528 thousand for the year ended December 31, 2004 and 2005.

b.	European options

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery, and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2004 and 2005, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2004 and 2005, ChipMOS Taiwan didn’t realize premium income of nil and NT$36 thousand, respectively.

c.	Interest Rate Risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a quarto stepping interest rate for a floating rate and keeps records when transactions are settled. The difference of the interests is calculated quarterly and is credited or charged to the income in the current period. The benefit of interest rate swaps recognized as non-operating income in 2004 and 2005 were NT$151 thousand and NT$11,190 thousand respectively.

d.	Transaction risks
1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company does not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company entered into forward contracts and option contracts occasionally.

3)	Liquidity and cash requirements. The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

e.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2004		December 31, 2005
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
	NT$	NT$	NT$	NT$
		(In Thousands)
Non-derivative financial instruments

Assets
Cash	2,818,156	2,818,156	3,154,097	3,154,097
Restricted cash and cash equivalents	146,746	146,746	125,447	125,447
Short-term investments	2,815,127	2,817,587	186,136	186,136
Notes receivable	62,205	62,205	30,581	30,581
Accounts receivable	1,825,845	1,825,845	2,401,045	2,401,045
Receivables from related parties
Notes and accounts	1,419,319	1,419,319	1,419,976	1,419,976
Others	31,575	31,575	5,315	5,315
Other receivable	169,680	169,680	169,337	169,337
Long-term investments	663,040	669,708	413,125	413,125
Refundable deposits	14,858	14,858	17,846	17,846
Liabilities
Bank loans	800,593	800,593	467,834	467,834
Commercial paper payable	—	—	149,413	149,413
Notes payable	49,072	49,072	3,927	3,927
Accounts payable	526,003	526,003	657,963	657,963
Payable to related parties
Trade	17,428	17,428	2,214	2,214
Others	61,031	61,031	45,490	45,490
Payables to contractors and equipment suppliers	312,561	312,561	372,329	372,329
Long-term loans (including current portion)	6,428,721	6,428,721	6,734,767	6,734,767
Convertible bonds (including current portion)	333,195	333,195	—	—
Long-term bonds payable (including current portion)	1,200,000	1,200,000	—	—
Guarantee deposits	1,124	1,124	1,454	1,454
Fair values of financial instruments were determined as follows:
1)	Short-term financial instruments — market values.

2)	Short-term investments — market values.

3)	Long-term investments — market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits — future values.

5)	Long-term liabilities — based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.
The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

24.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing performance of the Company. Financial segment information required by SFAS No. 131 is as follows:
a.	The Company provides semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductors services.

	2003
						Corporate &
					Segment	Other	Consolidated
	Testing	Assembly	Turnkey	LCD	Totals	Assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	3,072,739	2,637,117	1,075,319	1,683,490	8,468,665	—	8,468,665
Cost of revenues	2,614,901	2,079,706	1,061,109	1,155,322	6,911,038	—	6,911,038
Segment gross profit	457,838	557,411	14,210	528,168	1,557,627	—	1,557,627
Depreciation and amortization	1,886,241	313,850	—	451,710	2,651,801	14,623	2,666,424
Segment assets	4,656,948	2,121,812	—	2,150,940	8,929,700	7,690,240	16,619,940
Expenditure for segment assets	1,382,018	399,888	—	387,929	2,169,835	—	2,169,835

	2004
						Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Bumping	Totals	Other Assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	5,950,174	5,734,592	473,588	2,655,201	54,322	14,867,877	—	14,867,877
Cost of revenues	3,744,781	4,795,074	466,676	1,615,799	121,898	10,744,228	—	10,744,228
Segment gross profit	2,205,393	939,518	6,912	1,039,402	(67,576)	4,123,649	—	4,123,649
Depreciation and amortization	2,445,481	410,721	—	578,835	22,650	3,457,687	—	3,457,687
Segment assets	12,352,842	4,634,992	—	2,961,478	504,130	20,453,442	7,394,399	27,847,841
Expenditure for segment assets	4,698,036	1,028,155	—	1,380,372	526,712	7,633,275	—	7,633,275

	2005
						Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Bumping	Totals	Other Assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	6,371,845	4,901,030	2,945,040	153,129	385,479	14,756,523	—	14,756,523
Cost of revenues	4,337,442	3,867,653	1,885,241	337,646	409,705	10,837,687	—	10,837,687
Segment gross profit	2,034,403	1,033,377	1,059,799	(184,517)	(24,226)	3,918,836	—	3,918,836
Depreciation and amortization	2,618,466	672,053	836,665	90,862	2,143	4,220,189	—	4,220,189
Segment assets	13,453,184	3,236,351	3,733,320	1,683,367	52,328	22,158,550	5,728,060	27,886,610
Expenditure for segment assets	3,412,550	1,044,114	1,613,308	581,599	28,873	6,680,444	—	6,680,444
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

b.	The Company has no significant foreign operations.

c.	Net revenues:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Thousands)
Area
ROC	7,061,812	12,182,691	11,924,655
USA	495,803	1,597,962	1,548,927
JAPAN	414,422	541,747	482,587
OTHERS	496,628	545,477	800,354

	8,468,665	14,867,877	14,756,523

d.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31
	2003		2004		2005
Customer	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Thousands)
MVI	1,680,986	20	14,274	—	6	—
Ultima	745,562	9	453,698	3	—	—
ProMOS	1,748,326	21	4,231,658	29	4,332,058	29
PowerChip	—	—	1,721,993	12	2,233,503	15
25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY CHIPMOS TAIWAN AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, in 2004 under ROC GAAP, if audited financial statements of an investee are not available for the Company to apply the equity method due to time constraints and such equity interests are below certain materiality threshold, the Company is permitted to delay the recognition of income (loss) until 2005. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP represents the proportionate share of loss of long-term investment in 2004. In 2005, there was no such difference.
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

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to January 1, 2005, there is no requirement provided for impairment of long-lived assets under ROC GAAP. Therefore, the Company applied US GAAP to evaluate the long-lived assets for impairment purpose in 2004. In 2005, the adjustment for impairment of long-term investment represented the additional impairment to be recognized after the reversal of amortization of goodwill in respect of the long-term investment.

k.	Derivative financial instruments

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have the flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. U.S. GAAP has restrictive rules on hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities”. SFAS No. 133 and SFAS No. 138 are effective for fiscal years beginning after June 15, 2000, and establish accounting and reporting standards for all derivative financial instruments. The Company adopted those statements on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 had no material impact on the Company’s financial statements. Under U.S. GAAP, the Company did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings. In addition, the Company has no embedded derivatives from January 1 to December 31, 2005. The reconciling adjustments for all periods presented reflect those reconciliations from hedge accounting under ROC GAAP to non-hedge accounting under U.S. GAAP.
l.	Stock bonus and dividend

Under ROC GAAP, stock bonus and dividends are recorded at par value with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings and capital surplus. Accordingly, an adjustment of NT$61,632 thousand was included in the reconciliation, representing the difference between the fair value and the par value of ThaiLin stock.

m.	Earnings per share (EPS)

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

n.	Interest capitalization

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

o.	Goodwill and negative goodwill

Under ROC GAAP, goodwill arises as the difference between acquisition cost and the equity of the subsidiary and is amortized using a systematic method, whereas under U.S. GAAP such goodwill is not amortized, but is subject to impairment tests. Negative goodwill arises when the fair values of the net assets acquired exceed the purchase price. Under ROC GAAP, negative goodwill is amortized over a five-year period whereas under U.S. GAAP, that negative goodwill is firstly allocated pro rata reduce amounts assigned to acquired assets. If negative goodwill still remains, it is recognized as extraordinary gain in the period in which the business combination is initially recognized. The negative goodwill of NT$20,275 thousand arising from the merger of CHANTEK into ChipMOS Taiwan was credited to property, plant and equipment under U.S. GAAP.

p.	Pension expenses

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

q.	Allowance for loss and scrap loss on inventories

ROC GAAP does not specify the classification of allowance for loss on inventories, therefore the recovery of allowance for loss on inventories of NT$67,002 thousand and NT$74,581 thousand (US$2,270 thousand) for 2004 and 2005 has been classified under non-operating income. Under U.S. GAAP, the allowance for loss on inventories should be classified in the income statement as a component of cost of revenue.

ROC GAAP does not specify the classification of scrap loss on inventories; therefore NT$75,602 thousand (US$2,301 thousand) has been classified under non-operating expense. Under U.S. GAAP, the scrap of inventories should be classified in the income statement as a component of cost of revenue.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as Reported in the accompanying financial statements to net income (loss) and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Net income

Net income based on ROC GAAP	860,557	2,322,760	2,108,036	64,172

Adjustments:
Amortization of technology transfer in payment of capital stocks	18,334	—	—	—
Amortization of start-up costs	14,796	9,916	2,305	70
Depreciation of fixed assets and employee dormitory building	(14,206)	(14,444)	(14,957)	(455)
Transfer of building and facilities from MVI	2,104	1,299	1,075	33
Marketable securities-trading	1,916	10,567	(3,956)	(120)
Depreciation of interest capitalization	(5,728)	(19,793)	(19,793)	(603)
Equity accounting for long-term investment	(3,867)	(3,358)	(34,105)	(1,038)
Employee bonus and director remuneration	—	—	(460,044)	(14,005)
Effect of U.S. GAAP adjustment on minority interest	—	—	48,767	1,484
Effect of U.S. GAAP adjustment on income taxes	(3,825)	5,755	4,327	132

Net increase (decrease) in net income	9,524	(10,058)	(476,381)	(14,502)

Net income based on U.S. GAAP	870,081	2,312,702	1,631,655	49,670

Earnings per share	0.98	2.61	1.84	0.06

Number of weighted average shares outstanding under U.S. GAAP	887,227	887,227	885,686	885,686

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	13,115,457	14,455,753	440,053

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(22,831)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	22,831
Start-up costs
Original cost	(61,124)	(61,107)	(1,860)
Accumulated depreciation of start-up costs	51,193	53,400	1,626
Net effect on inventories	(134)	(53)	(2)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(85,648)	(100,710)	(3,066)
Net effects on inventories	217	322	10
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,271)
Depreciation and gain on disposal of building and facilities from MVI	168,076	169,155	5,149
Net effects on inventories	(22)	(26)	(1)
Marketable securities — trading	6,991	3,035	92
Pension expenses	(1,898)	(1,898)	(58)
Interest capitalization	118,757	118,757	3,615
Depreciation of interest capitalization	(31,976)	(51,769)	(1,576)
Long-term investments	(16,376)	(25,470)	(775)
Employee bonus and director remuneration	—	(294,300)	(8,959)
Effect of U.S.GAAP adjustment on minority interest	—	48,767	1,485
Effect of U.S. GAAP adjustment on income taxes	3,458	7,785	237

Net decrease in shareholders’ equity	(21,660)	(307,286)	(9,354)

Shareholders’ equity based on U.S. GAAP	13,093,797	14,148,467	430,699

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	9,801,202	10,593,316	13,093,797	398,593
Reversal of unrealized loss (gain) on available-for-sale securities	(79,277)	5,618	805	25
Cash dividend	—	—	(532,336)	(16,205)
Purchase of treasury stock	—	—	(115,402)	(3,513)
Outstanding shares owned by subsidiaries	—	—	(4,750)	(145)
Issuance of new stock for merger	—	—	89,912	2,737
Unrealized gain (loss) on available-for-sale securities	(5,618)	(805)	(1,673)	(51)
Cumulative translation adjustments	115	(7,564)	6,380	194
Adjustment for long-term investments	6,813	190,530	(19,921)	(606)
Net income for the year	870,081	2,312,702	1,631,655	49,670

Balance, end of the year	10,593,316	13,093,797	14,148,467	430,699

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Current assets

As reported	10,548,627	8,330,865	253,603
U.S. GAAP adjustments
Marketable securities — trading	6,991	3,035	92
Effect of inventory adjustments:
Start-up costs	(134)	(53)	(1)
Depreciation of fixed assets and employee dormitory building	217	322	10
Transfer of building and facilities from MVI	(22)	(26)	(1)

As adjusted	10,555,679	8,334,143	253,703

Long-term investments

As reported	663,040	413,125	12,576
U.S. GAAP adjustments
Cumulative translation adjustments	(4,549)	—	—
Adjustment for investment income	(11,827)	53,893	1,641
Impairment loss	—	(79,363)	(2,416)

As adjusted	646,664	387,655	11,801

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Property, plant and equipment — net

As reported	16,713,425	18,986,699	577,982

U.S. GAAP adjustments
Start-up costs	(9,931)	(7,707)	(235)
Depreciation of fixed assets	(75,747)	(89,178)	(2,715)
Transfer of building and facilities from MVI	(5,098)	(4,019)	(122)
Interest capitalization	86,781	66,988	2,039
Negative goodwill of merging Chantek	—	(20,275)	(617)

As adjusted	16,709,430	18,932,508	576,332

Other assets

As reported	213,782	260,499	7,930
U.S. GAAP adjustments
Depreciation of employee dormitory building	(9,901)	(11,532)	(351)
Goodwill	—	20,275	617

As adjusted	203,881	269,242	8,196

Current liabilities
As reported	5,710,551	4,885,016	148,707
U.S, GAAP adjustments
Accrued employee bonds and director remuneration	—	294,300	8,959

As adjusted	5,710,551	5,179,316	157,666

Other liabilities

As reported	1,276,044	825,729	25,136
U.S. GAAP adjustments
Pension expenses	1,898	1,898	58
Effect of U.S. GAAP adjustment on income taxes	(3,458)	(7,785)	(237)

As adjusted	1,274,484	819,842	24,957

Minority interest
As reported	3,204,177	3,494,210	106,369
U.S. GAAP adjustments
Accrued employee bonds and director remuneration	—	(48,767)	(1,485)

As adjusted	3,204,177	3,445,443	104,884

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$28,217,951 thousand and NT$28,026,919 thousand as of December 31, 2004 and 2005, respectively.

The following U.S. GAAP condensed statements of operation for the years ended December 31, 2003, 2004 and 2005 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivables, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Net revenue	8,468,665	14,867,877	14,756,523	449,209
Cost of revenue	(6,911,268)	(10,746,166)	(10,848,673)	(330,249)

Gross profit	1,557,397	4,121,711	3,907,850	118,960
Operating expenses	(541,145)	(1,095,053)	(1,540,563)	(46,896)

Income from operations	1,016,252	3,026,658	2,367,287	72,064
Non-operating expenses — net	(147,896)	(574,814)	(423,167)	(12,882)

Income before income tax	868,356	2,451,844	1,944,120	59,182

Net income	870,081	2,312,702	1,631,655	49,670

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2004, FASB issued a revised Interpretation of FIN 46 (FIN 46-R), which replaces FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2004, and for variable interest entities created prior to February 1, 2004, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46-R did not have a material impact on the accompanying consolidated financial statements.

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

In December 2003, FASB issued SFAS No. 132 — revised, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This Statement revises employers’ disclosures about pension plans and other postretirement benefits plans. This Statement requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement also requires new disclosures for interim periods beginning after December 15, 2003. The Statement was effective for fiscal years ending after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003. (Refer to Note d, pension plans).

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”, which replaces SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosures”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123R (SFAS 123R) “Share-Based Payment”. Under previous practice, the reporting entity could account for share-based payment under the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and disclose share-based compensation as if accounted for under the provisions of Statement of Financial Accounting Standard No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation”. Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. As of December 31, 2005, the Company has no such stock-based compensation. SFAS No. 123 is not applicable to the Company.

b.	Marketable securities

On December 31, 2004 and 2005, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP)		(U.S. GAAP)
	Carrying Value		Fair Value
	2004	2005	2004	2005
	NT$	NT$	NT$	NT$
	(In Thousands)		(In Thousands)
Investment in trading securities (Note 4)	2,815,127	186,136	2,822,118	189,171

The Company uses the weighted-average cost method for trading securities when determining the cost basis.

The following table shows the gross unrealized losses and fair value of short-term investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	December 31, 2005
	Less than 12 months				12 months or greater
			Unrealized				Unrealized
	Fair value		losses/(gains)		Fair value		losses/(gains)
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
				(In Thousands)
Stock	—	—	—	—	156,338	4,760	5,648	172
Open-ended funds	32,833	999	—	—	—	—	—	—

	32,833	999	—	—	156,338	4,760	5,648	172

c.	Income tax expense (benefit)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax current payable	1,309	86	87,643	2,668
Deferred income tax	(6,398)	(133,697)	(47,802)	(1,455)
Adjustment of prior years’ income taxes	3,364	(4,743)	497	15

Income tax expense (benefit)	(1,725)	(138,354)	40,338	1,228

Reconciliation between the income tax calculated on pre-tax financial statement income based on statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Tax on pretax income at ROC statutory rate (25%)	217,079	670,129	196,559	5,983
SBIP tax exemption (5%)	—	—	—	—

Tax on pretax income at SBIP statutory rate	217,079	670,129	196,559	5,983
Other tax and assessed additional income tax	1,309	86	164,584	5,010
Tax effect of:
Tax-exempt income	(1,469)	(426,870)	(185,377)	(5,643)
Permanent differences
Non-taxable gain on sales of investment	(22,571)	(12,557)	(18,630)	(567)
Non-deductible investment loss (gain)	6,613	(12,246)	82,152	2,501
Others	—	(714)	—	—
Temporary differences	—	50,418	(169,637)	(5,164)
Tax credits – utilized	(187,700)	(355,923)	(218,672)	(6,657)
– deferred	48,014	(70,003)	76,611	2,332
Valuation allowance	(66,405)	(560,053)	(405,487)	(12,343)
Loss carry forward	41	584,122	517,738	15,761
Adjustment of prior year’s income tax	3,364	(4,743)	497	15

Income tax expense (benefit)	(1,725)	(138,354)	40,338	1,228

	December 31
	2004	2005
	NT$	NT$	US$
	(In Thousands)
Deferred income tax assets

Current
Unrealized foreign exchange loss	16,599	3,496	106
Loss of market price decline and obsolescence and slow-moving inventories	27,768	20,616	628
Sales allowance	9,455	9,455	288
Bad-debt allowance	50,223	81,424	2,479
Tax credits for investment in machinery and equipment and R&D expenditures	241,141	110,103	3,352
Loss carry forward	504,365	—	—
Others	23,842	14,108	429

	873,393	239,202	7,282
Valuation allowance	(282,918)	—	—

	590,475	239,202	7,282

Deferred income tax liabilities
Non-current
Tax credits for investment in machinery and equipment and R & D expenditures	763,336	801,450	24,397
Depreciation differences	(534,270)	(531,219)	(16,171)
Interest capitalization	(21,695)	(16,747)	(510)
Loss carry forward	756,419	133,732	4,071
Transferred assets from MVI	1,280	1,011	31
Start-up costs	2,516	1,940	59
Others	140,985	262,541	7,992

	1,108,571	652,708	19,869
Valuation allowance	(1,651,163)	(793,874)	(24,167)

	(542,592)	(141,166)	(4,298)

	47,883	98,036	2,984

d.	Pension plans

In accordance with to SFAS No. 132 — Revised “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Components of net periodic benefit cost
Service cost	32,102	51,970	30,021	914
Interest cost	4,275	7,599	8,713	265
Projected return on plan assets	(2,581)	(4,892)	(4,659)	(142)
Net amortization and deferral:
Unrecognized net transition obligation	28	(477)	(305)	(9)
Unrecognized net loss	695	809	1,209	37
Curtailment (Gain) / Loss Recognition	—	—	458	14

Net periodic benefit cost	34,519	55,009	35,437	1,079

Changes in benefit obligation
Benefit obligation at beginning of year	122,148	167,979	314,124	9,563
Service cost	32,102	51,970	30,021	914
Interest cost	4,275	7,599	8,713	265
Actuarial loss (gain)	9,454	20,751	(2,024)	(62)
Acquisition of subsidiary	—	65,825	—	—
Effect of merger	—	—	(67,581)	(2,057)

Benefit obligation at end of year	167,979	314,124	283,253	8,623

Changes in plan assets
Fair value of plan assets at beginning of year	66,005	135,893	174,349	5,307
Actual return on plan assets	1,003	1,796	1,971	60
Employer contribution	17,813	32,160	29,892	910
Effect of merger	—	4,500	(49,223)	(1,498)

	84,821	174,349	156,989	4,779

Funds status	(83,158)	(139,775)	(126,264)	(3,844)
Unrecognized actuarial loss (gain)	38,352	48,918	42,708	1,301

Net amount recognized (recognized as accrued pension cost)	(44,806)	(90,857)	(83,556)	(2,543)

Actuarial assumptions

Discount rate	3.25%	3.25%	2.75%	2.75%

Rate of compensation increase	3.25%	3.25%	3.25%	3.25%

Expected return on plan assets	3.25%	3.25%	2.75%	2.75%

The Company has no other post-retirement or post-employment benefit plans. The company expects to contribute NT$30,783 thousand to its pension plans during 2006. The plan assets are all invested in the Central Trust of China.

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

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Net cash inflow (outflow) from:
Operating activities	1,842,453	5,764,200	8,958,953	272,723
Investing activities	(1,816,260)	(6,169,297)	(6,587,533)	(200,534)
Financing activities	(1,435,656)	2,067,591	(2,035,152)	(61,953)
Effect of exchange rate changes	—	—	(327)	(10)

Change in cash and cash equivalents	(1,409,463)	1,662,494	335,941	10,226
Cash and cash equivalents at the beginning of year	2,565,125	1,155,662	2,818,156	85,789

Cash and cash equivalents at the end of year	1,155,662	2,818,156	3,154,097	96,015

f.	Statements of comprehensive income (loss)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
	(In Thousands)
Net income based on U.S. GAAP	870,081	2,312,702	1,631,655	49,670
Other comprehensive income (loss):
Reversal of unrealized loss (gain) on available-for-sale security	(79,277)	5,618	805	25
Unrealized gain (loss) on available-for-sale security	(5,618)	(805)	(1,673)	(51)
Translation adjustment	115	(7,564)	6,380	194

Comprehensive income	785,301	2,309,951	1,637,167	49,838

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

g.	Statements of accumulated comprehensive income (loss)

	Unrealized		Accumulated
	Gain (Loss) on		Other
	Long-term	Translation	Comprehensive
	Investments	Adjustment	Income (Loss)
	NT$	NT$	NT$
	(In Thousands)
Balance, as of January 1, 2003	79,277	(734)	78,543
Addition in 2003	(84,895)	115	(84,780)

Balance, as of December 31, 2003	(5,618)	(619)	(6,237)
Addition in 2004	4,813	(7,564)	(2,751)

Balance, as of December 31, 2004	(805)	(8,183)	(8,988)
Addition in 2005	(868)	6,380	5,512

Balance, as of December 31, 2005	(1,673)	(1,803)	(3,476)