Form 20-F
period 2006-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2007-06-20
CIK 1111759

UNITED STATES SECURITIES AND UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ ____________ to ____________
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
No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, ROC
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common Shares, par value NT$10 per share	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2006, 2,887,757,426 Common Shares were outstanding

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
FISCAL YEAR ENDED DECEMBER 31, 2006

i

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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$ (6)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	22,299	27,411	35,252	43,488	57,126	1,752.9
Cost of goods sold	(20,210)	(23,298)	(28,871)	(33,960)	(41,894)	(1,285.5)

Gross profit	2,089	4,113	6,381	9,528	15,232	467.4

Operating expenses	(1,542)	(1,592)	(2,048)	(2,279)	(2,989)	(91.7)

Operating income	547	2,521	4,333	7,249	12,243	375.7
Equity investment income (loss) (1)	61	(533)	308	448	1,154	35.4
Other non-operating income (1)	469	882	732	853	1,099	33.7
Other non-operating expenses	(797)	(667)	(1,548)	(941)	(218)	(6.7)

Income before income tax (1)	280	2,203	3,825	7,609	14,278	438.1
Income tax benefit (expense)	145	636	457	(16)	(949)	(29.1)

Income from continuing operations	425	2,839	4,282	7,593	13,329	409.0

Cumulative effects of changes in accounting principles	—	—	—	651	—	—

Net income (1)(2)	425	2,839	4,282	8,244	13,329	409.0

Earnings per share (3)
Basic	0.17	1.17	1.74	3.28	4.91	0.15
Diluted	0.17	1.07	1.36	3.07	4.61	0.14
Shares used in per share calculation (average, as adjusted) (2)
Basic	2,401	2,415	2,453	2,517	2,716	2,716

	Year Ended December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$ (6)
	(in millions, except earnings or dividends per share and per ADS data)
Diluted	2,401	2,710	2,883	2,932	2,898	2,898
Earnings per ADS (3)
Basic	0.85	5.85	8.70	16.4	24.55	0.75
Diluted	0.85	5.35	6.80	15.4	23.05	0.71
Dividends per share (4)	—	—	1.35	1.55	2.62	0.08
ADSs used in per ADS calculation (average, as adjusted) (3)
Basic	480	483	491	503	543	543
Diluted	480	542	577	586	580	580
US GAAP
Net income (loss)	(169)	3,097	3,671	3,971	8,413	258.1
Earnings (loss) per share (5)
Basic	(0.07)	1.30	1.51	1.59	3.11	0.10
Diluted	(0.07)	1.22	1.16	1.58	3.10	0.10
Shares used in per share calculation (average, as adjusted) (5)
Basic	2,377	2,392	2,439	2,495	2,701	2,701
Diluted	2,377	2,684	2,654	2,515	2,716	2,716
Earnings (loss) per ADS
Basic	(0.35)	6.50	7.55	7.95	15.55	0.48
Diluted	(0.35)	6.10	5.80	7.90	15.50	0.48
ADSs used in per ADS calculation (average, as adjusted) (5)
Basic	475	478	488	499	540	540
Diluted	475	537	531	503	543	543

	Year Ended December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$ (6)
			(in millions)
Other Data:
ROC GAAP
Capital expenditures	6,445	4,885	9,785	8,245	11,039	338.7
Depreciation and amortization	4,902	5,185	6,153	6,572	7,294	223.8

	As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$ (6)
	(in millions)
Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	5,970	12,203	10,922	12,341	14,731	452.0
Working capital	6,856	4,766	13,492	15,475	18,741	575.1
Total assets	46,236	54,658	58,962	67,175	78,991	2,423.8
Short-term debt and current portion of long-term debt	2,968	10,342	4,013	1,885	446	13.7
Long-term debt	14,143	8,813	16,639	14,644	5,801	178.0
Total liabilities	20,057	24,960	25,469	26,350	16,055	492.6
Total stockholders’ equity	26,179	29,698	33,493	40,825	62,936	1,931.1

US GAAP
Total assets	50,333	61,756	65,118	81,167	83,770	2,570.4

	As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$ (6)
	(in millions)
Total liabilities	20,017	25,419	26,020	29,776	18,911	580.2
Total stockholders’ equity	30,316	36,337	39,098	51,391	64,859	1,990.2

(1)	Prior to January 1, 2005, the ROC Securities and Futures Bureau allowed us to delay our recognition of investment income or loss in certain investee companies accounted for under the equity method until the following accounting year. As a result, in 2002, we delayed the recognition of investment loss of NT$366 million in relation to the financial results of ChipMOS Technology Inc., or ChipMOS, until 2003. In addition, in 2003 and 2004, we delayed the recognition of investment income of NT$247 million and NT$668 million, respectively, in relation to the financial results of ChipMOS, until 2004 and 2005, respectively and recorded the above-mentioned amount of NT$668 million as cumulative effects of changes in accounting principles in 2005. From January 1, 2005, we adopted ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income or loss of investees accounted for under the equity method until the subsequent year, and recognized investment income or loss from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. In 2005 and 2006, we recognized investment income of NT$433 million and NT$1,125 million (US$34.5 million) from ChipMOS’s financial results for the years ended December 31, 2005 and 2006, respectively. In 2004, 2005 and 2006, our investment income (loss) under US GAAP from ChipMOS were NT$664 million, NT$469 million and NT$1,045 million (US$32.1 million), respectively. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP prior to January 1, 2005

We also experienced a delay in recognition of investment income in Double Win Enterprise Co., Ltd., or Double Win, in 2003 and 2004 and Taiwan Hi-tech, or Taiwan Hi-Tech, in 2003, and recognized their financial results in the subsequent year. Our investment income (loss) from Double Win and Taiwan Hi-tech for the aforementioned years was not material. Under US GAAP, there is no provision that allows us to delay recognition of financial results of ChipMOS or any other investee accounted for under the equity method.

Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the sale and purchase, we owned 14.7% of ChipMOS Bermuda, which in turn owned 94.19% of ChipMOS. From the date of the completion of the sale and purchase, we are required under both ROC GAAP and US GAAP to recognize our ownership in ChipMOS Bermuda as available-for-sale financial assets and evaluate their fair market value on a quarterly basis (under ROC GAAP) and on an annual basis (under US GAAP) and reflect any difference in evaluation from the previous quarter as an addition in or a deduction from “unrealized gain or loss on available-for-sale financial assets”.

(2)	We did not have minority interest in 2002, 2003, 2004, 2005 or 2006. Therefore, no such information is presented separately in this table.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 210,497,278 shares, 187,655,305 shares and 267,794,338 shares distributed as stock dividends and employee stock bonuses in 2004, 2005 and 2006, respectively, with respect to the earnings of 2003, 2004 and 2005. No stock dividend was declared in 2002 and 2003.

(5)	Retroactively adjusted for all subsequent stock dividends only.

(6)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$32.59 to US$1.00 on December 29, 2006.
          Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in note 31 to our financial statements included elsewhere in this annual report. We have corrected our US GAAP reconciliation for the years ended December 31, 2002, 2003 and 2004 accordingly.
Currency Translations and Exchange Rates
          We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into US dollars for the convenience of the readers. The rate we used for the translations was NT$32.59 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 29, 2006. The translation does not mean that NT dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average (1)	High	Low	At Period-End
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
October	33.19	33.31	33.05	33.26
November	32.81	33.16	32.35	32.35
December	32.51	32.74	32.27	32.59
2007
January	32.77	32.99	32.38	32.95
February	32.97	33.08	32.86	32.98
March	33.01	33.13	32.84	33.01
April	33.15	33.33	33.06	33.33
May	33.28	33.41	32.97	33.09

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.
(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness
     Not applicable.
C.	Reasons for the Offer and Use of Proceeds
     Not applicable.
D.	Risk Factors
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
•	our ability to develop and implement new technologies. If we are unable to successfully implement new technologies in a timely manner, our operating results could suffer because we would allow our competitors to seize the opportunities in developing new markets.

•	changes in our mix of manufacturing services or our customers’ preferences. When we discontinue or add manufacturing service or when our customers’ demand change, our operating results usually fluctuate.

•	changes in capacity utilization. When capacity utilization is low, such as in times of market downturns, we may need to adjust our mix of manufacturing services to respond to changes in demand and to adjust our prices sufficiently enough to maintain the level of our capacity utilization.
     Moreover, the growing demand for substrate packaging which uses higher-cost raw materials has caused the costs of production for semiconductor packaging to rise significantly. If our revenues do not grow and we are unable to reduce our expenses, our profitability will suffer.
The cyclical nature of the semiconductor industry makes us particularly vulnerable to economic downturns and changes in the semiconductor industry
     Because our manufacturing services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our manufacturing services and adversely affect our results of operations. Variations in order levels from our customers and in service fee rates may result in volatility in our net operating revenues and earnings. The markets for semiconductors are also characterized by rapid technological change, evolving industry standards and periods of heightened competition. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our manufacturing services would be subject to more intense competition and our results of operations may suffer because of the resulting downward pricing pressure and capacity underutilization. Any increased competition may cause average selling prices of many of our semiconductor packages and testing services to decrease significantly, which may lead to pressure on our gross margins and negatively affect our operating results. Future downturns in the semiconductor industry may be severe. In the event of any future downturn, our average selling prices may decline without a corresponding decrease in our high fixed costs. This could lead to a decline in our gross margin, which would seriously harm our manufacturing services.
     The recovery in the semiconductor industry since 2003 could be adversely affected by general economic uncertainties created by the possibility of future terrorist attacks, retaliatory actions, hostilities and outbreaks of contagious diseases. Since we cannot predict results for 2007 and subsequent periods with confidence at this time, we cannot assure you that our results would continue to improve; any unfavorable factors such as those described above could materially and adversely affect our results of operations.
We are dependent on the personal computer industry and any downturn in the personal computer industry would harm our operating results
     A significant percentage of our net operating revenues is derived from customers who use our manufacturing services to make semiconductors for personal computers. While our net operating revenues increased in 2005 compared to 2004 and in 2006 compared to 2005 due in part to general improvement in the personal computer industry, any future decrease in the demand for personal computers may decrease the demand for our manufacturing services and would likely to seriously harm our operating results. In addition, the declining average selling price of personal computers has placed significant pressure on the price of the components that are used in these personal computers. We believe the average selling price of personal computers will continue to decrease, and the resulting pricing pressure on the semiconductor components we package and test may reduce our net operating revenues and reduce our gross profit margin significantly.
We do not have any significant backlog because our customers do not place purchase orders far in advance, which makes us vulnerable to sudden changes in customer demand
     Our customers generally do not place purchase orders far in advance, and our contracts with major domestic customers do not generally require minimum purchase of our manufacturing services. In addition, our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net operating revenues in future periods and causes our operating results to fluctuate from period to period. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our net operating revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. We also cannot assure you that our customers’ orders will be consistent with our expectations when we made or will make the necessary investments in raw materials, labor and equipment.
Potential conflicts of interest with ChipMOS Bermuda may cause us to lose opportunities to expand and improve our operations
     As of April 30, 2007, we owned 14.7% equity interest in ChipMOS Bermuda. Since ChipMOS Bermuda is a provider of semiconductor packaging and testing services, our substantial interest in ChipMOS Bermuda may lead to potential conflicts of interest in the expansion and development of the semiconductor packaging and testing markets. These conflicts may result in lost corporate opportunities or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.
If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected
     From 2003 to 2006, our capacity utilization rates increased significantly due to improved demand for our mnufacturing services as market conditions from 2003 to 2006 have generally improved. We cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not harm our capacity utilization or our profitability in the future.
     Given the high fixed costs of our services, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we package and test. Increases or decreases in capacity utilization rates can have a significant effect on our manufacturing services. Accordingly, our ability to enhance our gross margins will depend, in part, on our ability to continue to increase our capacity utilization rates.
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
     If demand for our manufacturing services does not meet our expectations, our capacity utilization would decrease and our gross margins would suffer.

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues
     We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2004, 2005 and 2006, 64.8%, 62.6% and 62.8% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2006, our largest and second largest customers accounted for 10.0% and 8.6%, respectively, of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be seriously harmed because each of these customers accounts for a significant portion of our net operating revenues.
If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our services strategy
     We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund such equipment and facilities expansions. The growing demand for our manufacturing services has and will continue to require significant capital expenditures on substrate packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors including demand for our manufacturing services and availability of equipment and whether or when the market will recover. In addition, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing. If we are unable to obtain the necessary capital resources or financing, we will not be able to achieve our future business growth.
If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our manufacturing services, which would seriously harm our business
     The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA), ASAT, Ltd. (Hong Kong), STATS ChipPAC Ltd. (Singapore), Hana Microelectronics Public Co. Ltd. (Thailand), Astra International (Indonesia), Carsem Bhd. (Malaysia) and Shinko Electric Industries Co., Ltd. (Japan). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our manufacturing services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.
If the outsourcing trend for packaging and testing services does not continue, we could lose a significant number of our current customers and we may be unable to implement our manufacturing services strategy plan in the future
     We depend on outsourcing of packaging and testing services by fabless semiconductor companies and integrated device manufacturers. In recent years, semiconductor companies have increasingly subcontracted parts of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. However, we cannot assure you that the outsourcing trend will continue. If integrated device manufacturers become dissatisfied with the services of independent semiconductor packaging and testing companies, they may return to utilizing in-house packaging and testing capabilities. A reversal of, or slowdown in, the outsourcing trend would seriously harm our business and make it difficult for us to implement our growth plan in the future.

If demand for the services of Taiwan’s wafer foundries decreases, a significant source of our sales would decrease, which would seriously harm our business
     We depend on Taiwan’s independent wafer foundries to source our sales orders. In recent years, more than one half of our net operating revenues were derived from packaging and testing semiconductor wafers manufactured at Taiwan’s wafer foundries. If the demand for foundry services offered by Taiwan’s wafer foundries decreases for any reason, including shifts in demand for these services to wafer foundries in other countries, an important source of our sales would be lost and our profitability would suffer.
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
If we are unable to obtain equipment from our suppliers, we may be forced to delay any future expansion plans
     We need to purchase new packaging and testing equipment if we decide to expand our operations. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the US dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could seriously harm our results of operations.
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
We are exploring the possibility of expanding our operations or making additional investments in the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks
     Some of our customers and foreign competitors have expanded their operations to the PRC. In order to remain competitive and to position ourselves to gain market share, we are exploring potential opportunities for expansion to or investments in the PRC. We established a subsidiary named Siliconware Technology (Suzhou) Limited in 2002, and, as of March 31, 2007, we had invested a total of US$50.0 million in this subsidiary. In April 2006, the Investment Commission of the ROC Ministry of Economic Affairs, or the ROC Investment Commission, announced that companies in the ROC engaging in assembling and testing of semiconductors of wire bonding based types are permitted to file applications for investment in the PRC. Further, in December 2006, the ROC Investment

Commission published the Principles Governing the Review of Investment or Technical Cooperation in Mainland China and the Directions Governing the Review and Coordination in Policies of Material Investment in Mainland China, or, collectively, the PRC Investment Rules, with regard to the reviewing process of material investment applications, such as those related to assembling and testing of semiconductors, in the PRC. In August 2006, our board of directors resolved to make an additional US$30.0 million investment in assembling and testing of semiconductors of wire bonding based types in the PRC. In December 2006, we filed an application with the ROC government for such increased investment, but no approval had been granted by the ROC government as of the date of this annual report. We did not make any public announcement regarding our board’s decision until April 2007 when the Taiwan Stock Exchange required us to make such announcement because, based on our interpretation of the relevant regulations in the ROC, we believed that no such announcement was required until our investment plan had been approved by the government. As a result of our failure to make an announcement immediately after our board meeting, our chairman as the legal representative of our company was fined for NT$240,000 (approximately US$7,360) by the ROC government.
     With such investment and proposed investment in the PRC, our financial condition, results of operations and future prospects are subject, to a significant degree, to the political and economic situation, regulatory control and general legal developments in the PRC and other foreign investment risks. In addition, these expansions or investments could be adversely affected if relations between the PRC and the ROC deteriorate.
We depend on key management and the loss of any key management personnel may disrupt our manufacturing services
     Our success depends upon the continued service of key senior management. Members of our senior management have served us for an average of over 10 years and have made substantial contributions to our growth. We do not have employment contracts with many of our senior management and none of our senior management is bound by any non-competition agreement. If we lose the services of key senior management we would be unable to find and integrate replacement personnel, which could adversely affect our services expansion.
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
We and many Taiwan customers and suppliers are vulnerable to natural disasters and other events outside our control, the occurrence of which may seriously harm our manufacturing services
     Our operations and those of our customers and suppliers are particularly vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. The occurrence of any of these events could interrupt services. In November 2004, Taiwan experienced significant earthquakes registering up to 6.7 on the Richter scale. We did not experience any significant damage as a result of these earthquakes. However, we cannot guarantee that future earthquakes will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient.
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
Disruptions in the international trading environment may seriously decrease our international sales
     A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2004, 2005 and 2006, sales to our overseas customers accounted for 59.9%, 62.0% and 64.1%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
     These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.
The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult
     Our financial statements are prepared under ROC GAAP, which differ in many respects from US GAAP. Year-to-year comparison of our financial results under ROC GAAP may significantly differ from year-to-year comparison under US GAAP. For example, ROC GAAP does not require the recognition of the fair market value of shares distributed as bonuses to employees when calculating net income. Largely as a result of the differences in accounting for employee bonuses, equity investments and overseas convertible bonds, our net income in 2004, 2005 and 2006 under US GAAP was NT$3,671 million, NT$3,971 million and NT$8,413 million (US$258.1 million), respectively, as compared to net income under ROC GAAP of NT$4,282 million, NT$8,244 million and NT$13,329 million (US$409.0 million), respectively.
     In addition, prior to January 1, 2005, the ROC Securities and Futures Bureau, or the ROC SFB, allowed us to delay recognition of investment income (loss) from certain of our investee companies in our financial results under the ROC GAAP until June 30 of the following year. Therefore, our financial results in 2004 may not contain investment income (loss) of certain investee companies in such year. After the adoption of amended ROC Statement of Financial Accounting Standard No. 5, “Accounting for Long-term Equity Investment” which became effective on January 1, 2005, we cease to delay recognizing investment income (loss) from certain investee companies accounted for under the equity method. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results - Delay in Recognition of Investment Income in Certain Investee Companies Accounted for under Equity Method.” Under US GAAP, however, there is no provision that allows us to delay recognition of our investment income from our investee companies.
     Under ROC GAAP, our overseas convertible bonds are recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the overseas convertible bonds is amortized in the statement of operations by using the effective interest rate. No bifurcation for embedded derivatives is required for convertible bonds issued before January 1, 2006, on which the ROC SFAS No. 34 took effect. However, under US GAAP, in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, our

overseas convertible bonds issued in 2002 and 2004, with the feature of the combination of mutually exclusive conversion of the debt to equity or redemption at a multiple of the bonds par value, are required to be accounted for as embedded derivative instruments. The embedded derivatives separated from the book value of bonds are measured at fair value and changes in fair value are recognized as unrealized gain (loss) in the income statement for each accounting period.
Risks Relating to Our Technologies
If we cannot respond to rapid technology changes in the semiconductor packaging and testing industry, our profitability will suffer
     The semiconductor packaging and testing industry is characterized by rapid increases in the diversity and complexity of semiconductor packaging and testing services. As a result, we expect that we will need to continue to develop and offer more advanced packaging and testing processes in order to respond to our customers’ requirements as industry conditions change. Developing and maintaining advanced packaging and testing processes requires significant research and development and capital expenditures.
     In addition, advances in technology typically lead to rapid and significant price erosion and decreased margins for older manufacturing services and may cause our current manufacturing services to become less competitive. Our failure to develop or obtain advanced packaging or testing designs will materially and adversely affect our mix of manufacturing services and would seriously harm our profitability.
If we are unable to successfully perform manufacturing services within the acceptable range of precision, we will not be able to achieve satisfactory production yields and our results of operations will suffer
     The semiconductor packaging and testing processes are complex and involve a number of precise steps. Defective packaging and testing can result from a number of factors, including:
•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	incorrect process condition setting;

•	use of defective raw materials; and

•	inadequate sample testing.
     From time to time, we expect to experience lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our processing methods. In addition, our yield providede by new manufacturing services will be lower than average as we develop the necessary expertise and experience to perform those manufacturing services. If we fail to maintain high quality production standards, our reputation may suffer and our customers may cancel their orders or ask for discount.
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

     In 2004, 2005 and 2006, our royalty expenses were NT$143 million, NT$195 million and NT$277 million (US$8.5 million), respectively, which accounted for 0.4%, 0.4% and 0.5%, respectively, of our net operating revenues. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us after these licensing agreements expire, or at all. In the event that we are unable to license such advanced technologies from the third parties, we may be required to develop designed around technologies internally. There can be no assurance that we will be able to develop such technologies internally.
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
•	discontinue using disputed process technologies which would prevent us from offering some of our packaging and testing services;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.
     We could also be required to expend substantial resources to defend any claim alleging our infringement of patents or other intellectual property rights. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.
     In addition, we have acquired patents and trademarks to protect some of our proprietary technologies and manufacturing services. We cannot assure you, however, that these measures will provide meaningful protection of our intellectual property. For example, our competitors may be able to develop similar or superior manufacturing service technology, or we may not have sufficient financial and legal resources to protect and enforce our rights.
     On March 1, 2006, we were informed of a civil lawsuit brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary, Siliconware USA, Inc., several other subcontractor companies and their subsidiaries. Tessera alleges that we infringed patents owned by Tessera and/or breached technology license agreements between us and Tessera by providing some of our packaging services. All parties in the lawsuit stipulated a stay of this action in its entirety, pending a final determination of investigation by the International Trade Commission with regard to an action that is directed against other parties, including some co-defendants in the litigation in the Northern District of California. Pursuant to the stipulation, the court stayed the litigation on May 24, 2007. Currently, we are unable to assess the potential liabilities arising out of this claim due to the fact that information provided with regard to the infringement scope is insufficient. In February 2007, we filed a request for reexamination with the U.S. Patent and Trademark Office, or the PTO, of all patents being asserted by Tessera in the lawsuit. The PTO has granted the reexamination for all patents.
Political and Economic Risks
We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the ROC and the PRC
     Our principal executive offices and substantially all of our assets are located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.
The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, increases in interest rates and the economic performance of Taiwan markets
     Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2006, the Taiwan Stock Exchange Index peaked at 7,823.7 on December 29, 2006, and reached a low of 6,257.8 on July 17, 2006. From January 2, 2006 to May 31, 2007, daily closing values of our shares ranged from NT$33.7 per share to NT$71.7 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.
     The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Increases in interest rates and other general economic conditions may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$10.45 between June 7, 2000, the date our ADSs were listed on NASDAQ, and May 31, 2007. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 2,604.52.
     On May 31, 2007, the Taiwan Stock Exchange Index closed at 8,144.95, and the daily closing value of our shares was NT$69 per share.
Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability.
     More than half of our net operating revenues are denominated in currencies other than NT dollars, primarily US dollars. On the other hand, more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. We are affected by fluctuations in exchange rates among the US dollar, the Japanese Yen, the NT dollar and other currencies. Any significant fluctuation in exchange rates may be harmful to our financial condition. In addition, fluctuations in the exchange rate between the US dollar and the NT dollar will affect the US dollar value of the ADSs and the US dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.
Any future outbreak of contagious diseases may materially and adversely affect our manufacturing services and operations, as well as our financial condition and results of operations.
     Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our manufacturing services, and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.
Our future tax obligations may adversely affect our profitability
     According to the newly implemented Alternative Minimum Tax, or AMT, Act effective from January 1, 2006, a company is subject to a 10% AMT if its annual income exceeds NT$2 million, and an individual will be subject to a 20% AMT if his/her annual income exceeds NT$6 million. The imposition of the AMT is designed to remedy the current excessive tax incentives for individuals and businesses. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT Act also provides that businesses already qualified for five-year tax exemption before December 31, 2005 may continue to enjoy tax incentives and not to be subject to AMT, so long as the construction of their investment projects breaks ground within one year and is completed within three years of the implementation of the AMT Act. We have evaluated our 2006 effective tax rate, which is higher than the AMT and concluded that the imposition of the AMT had no influence on our 2006 tax position.
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
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2006, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2007 or any future taxable year. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”
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

     We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of both standard and customized packaging and testing solutions, including advanced lead-frame packages and substrate packages such as the flip-chip ball grid array, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey solutions from packaging and testing to direct shipment of semiconductor devices to the destinations designated by our customers.
     Our headquarters are located in Taichung, Taiwan and our packaging and testing facilities are located in Taichung and Hsinchu, Taiwan, where we had 4,249 wire bonders and 317 testers as of December 31, 2006. Taiwan is home to the world’s largest independent wafer foundries and as such is home to one of the world’s leading suppliers of outsourcing semiconductor manufacturing. Our close proximity to and relationships with Taiwan’s leading wafer foundries allow us to benefit significantly from the trend towards outsourcing in the semiconductor industry and to quickly respond to our customers’ needs. Our location in Taiwan also enables our customers to secure seamless services within Taiwan for all of their manufacturing needs, thereby minimizing the time required to deliver finished semiconductor devices to the market. In October 2006, we began the construction of a new facility in Changhua, Taiwan to meet the demand from our customers, which is expected to commence operation in September 2007.
     We provide packaging and testing services to more than 100 customers worldwide. For 2006, our top customers included the following leading semiconductor suppliers: ATI Technologies, Inc., or ATI, which was merged into Advanced Micro Devices Inc., or AMD, in March 2006, Broadcom Corporation, Intel Corporation, LSI Logic Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA Corp., SanDisk Corporation, Powerchip Semiconductor Corp. and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements. We have established technical and sales teams near major customer facilities, including the Hsinchu Science Park, to work with our customers on developing and implementing new packaging and testing technologies as semiconductors become smaller and more sophisticated.
     Our objective is to be the leading worldwide, full service independent provider of semiconductor packaging and testing services. Key elements of our strategy include:
•	providing a full range of packaging and testing services including turnkey capabilities to simplify our customers’ supply chain management;

•	offering leading packaging and testing technology to attract and retain customers;

•	focusing on customer service and working with our customers on developing and fulfilling their current and future semiconductor packaging and testing needs;

•	leveraging our existing foundry relationships and Taiwan location to enable our customers to easily integrate all of their outsourced semiconductor manufacturing needs; and

•	diversifying and expanding our customer base geographically, by customer type and by end-market application to capitalize on growing markets including communications and increased outsourcing from vertically integrated semiconductor device manufacturers and systems original equipment manufacturers.
     For information relating to our capital expenditure, see “-- B. Business Overview -- Capital Expenditures and Divestitures”.
     B. Business Overview
Our Business
     We offer semiconductor packaging and testing services to the semiconductor industry for applications in communications, computing, consumer, automotive and industrial end markets. We offer full back-end turnkey services from wafer probe to final test and drop shipment. The manufacturing services we offer are customized to the needs of our individual customers. In 2006, 86.4% of our net operating revenues were from packaging services and 13.6% of our net operating revenues were from testing and other services.
     The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categoeies of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Year Ended December 31,
	2004		2005		2006
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Ball grid array packages	16,416	46.6	21,963	50.5	31,538	55.2
Quad flat packages	9,435	26.7	8,823	20.3	10,224	17.9
Small outline packages	3,800	10.8	3,911	9.0	3,751	6.6
Other packages	1,467	4.2	3,259	7.5	3,800	6.7

Total packaging revenues	31,118	88.3	37,956	87.3	49,313	86.4

Testing and other revenues	4,134	11.7	5,532	12.7	7,813	13.6

Total net operating revenues	35,252	100.0	43,488	100.0	57,126	100.0

     Because our services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. Our operations, however, are not subject to any clear seasonal effects.
Our Packaging Services
     We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include lead-frame packages and substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips) and flip-chip ball gird array packages. Our flip-chip ball grid array packages, which we began to offer in the first quarter of 2001, are based on the proprietary Flex-On-Cap wafer bumping and redistribution technologies we licensed from Flip Chip Technologies L.L.C., or Flip Chip. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins when patterned silicon wafers received from our customers are diced using diamond saws into separate dies. Each die is attached to a lead-frame or substrate either directly in a substrate package or first to a die-attached pad in a lead-frame package, by silver paste made with epoxy resin. Leads on the lead-frame or substrate are then connected by extremely fine gold wires to the input/output terminals on the chip, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip and the leads are trimmed and formed into various shapes.
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
     As semiconductor devices increase in complexity, the number of required electrical connections also increases. Our lead-frame packaging has electrical connections from the semiconductor device to the electronic product through leads on the perimeter of the package. Our substrate packaging has balls on the bottom of the package that create the electrical connections with the electronic system and can support larger numbers of electrical connections.
     New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high-bandwidth, high-speed and high-power demands of modern semiconductor devices. Substrate packages with cavity design considerably enhance heat-dissipation without necessitating a change in the substrate or chip layout. Flip-chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip; then, the chip is flipped onto the substrate. Flip-chip technology eliminates the need for wire bonding and provides superior electrical performances. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. System in packages allow for the combination of multiple chips into a single packages, enabling increased application functionality while minimizing overall size.
     We price our packaging on a per unit basis, taking into account the complexity of the manufacturing required, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization at the time.
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
     To satisfy the demand for miniaturization of portable electronic products, we are developing increasingly smaller versions of lead-frame packages to keep pace with continually shrinking semiconductor device sizes. Our advanced lead-frame packages are similar in design to our older lead-frame packages. However, our advanced lead-frame packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics. As a result of continued development of manufacturing service technology, we offer lead-frame packaging with a wide range of lead counts and body sizes to satisfy variations in the size of customers’ semiconductor devices.
     The following diagram presents the basic component parts of a standard lead-frame package:
     The following tables present our standard quad flat packages and small outline packages, including the number of leads in each package, a description of each package and the end uses of each package.

Quad Flat Packages

Package	Lead-count	Major Applications	End Uses
Quad Flat Package	100-256	Package with leads on four sides designed for advanced processors, consumer and industrial controllers, digital signal processors and application specific integrated circuits, or ICs	Desktop personal computers, consumer and industrial products, commercial and office equipment, automotive systems

Low-Profile Quad Flat Package	32-256	Low-profile and lightweight package designed for application specific ICs, digital signal processors, microprocessors/controllers, graphic processors, gate arrays, static random access memory and personal computer chipsets	Wireless communication products, laptop computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package	44-176	Designed for lightweight, portable electronics requiring broad performance characteristics	Laptop computers, personal computers, disk drives, office equipment, audio and video products, wireless communication products

Very Thin Quad Flat Package	80	Designed for lightweight, portable electronics requiring low profile packages	Laptop computers, personal computers, disk drives, office equipment, audio, video products, wireless communication products

Quad Flat No-lead Package	5-252	Small and light package with improved thermal and electrical performance makes it suitable for wireless transmitters RF front end, hard disk devices and micro-controllers	Wireless communication products, disk drives, portable products, consumer products
Small Outline Packages

Package	Lead-count	Major Applications	End Uses
Plastic Dual In-line Package	14-42	General purpose plastic package used in consumer electronic products	Games, telephones, televisions, audio equipment, computer peripherals

Small Outline Package	28-70	Small lead-frame package designed for applications requiring reduced height	Cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Shrink Small Outline Package	28-56	Small lead-frame package designed for applications requiring reduced height	Cordless telephones, fax machines, copiers, printers, computer peripherals, audio and video products, automotive systems

Package	Lead-count	Major Applications	End Uses
Small Outline J-lead Package	20-44	Package designed for memory and low pin-count applications	Consumer (audio/video/ entertainment), communications (cordless phones), radiofrequency devices, cable TV, office appliances (fax/copiers/printers/personal computer peripherals)

Thin Small Outline Package I	32-56	Package designed for high-volume production of low-lead count memory devices including flash memory, static random access memory and dynamic random access memory	Laptop computers, personal computers, still and video cameras and standard connections for peripherals to computers

Very Thin Small Outline Package I	48	Package designed for a variety of applications where small sized memory devices are required, such as static random access memory, flash memory and electrically erasable programmable read-only-memory	Memory module, mobile phones, PDAs, laptop computers, digital still cameras

Thin Small Outline Package II	40-86	Package designed for logic and analog devices and memory devices including flash memory, static random access memory, erasable and electrically erasable programmable read only memory and dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communication products

Thin Shrink Small Outline Package I	32	Smaller version of Thin Small Outline Package II designed for logic and analog devices and memory devices including flash memory, static random access memory, erasable and electrically erasable programmable read only memory and dynamic random access memory	Disk drives, recordable optical disks, audio and video products, consumer electronics, communication products
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
     The following diagram presents the basic component parts of a standard ball grid array packages:
     To address the electronics market demand for higher frequency, higher input/output and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip-chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we have successfully established the first 12-inch wafer bumping technology in the world. Flip-chip ball grid array is a high-end, high-growth packaging technology typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific ICs. The flip-chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We licensed the flip-chip assembly technology from Flip-Chip to enhance our assembly process capability in providing flip-chip manufacturing service. We have also developed thin and small package, or CSPs, on flexible or rigid substrates as well as lead-frames, which are suitable for the portable consumer market. Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for “system-in-package,” or SIP, for applications in personal computers, communications devices and consumer products.
     The following diagram presents the cross section of a flip-chip ball grid array package:

     The following table presents our substrate packages, including the number of leads and the description of and uses for each package format:

Package	Lead-count	Major Applications	End Uses
Flip-Chip Ball Grid Array	256-2,401	Much higher electrical performance than traditional ball grid array for modern, more demanding applications	Workstations, networking, graphics, application specific ICs, personal digital assistants, processors

Thin and Fine Pitch Ball Grid Array	14-780	Low cost solution for low input/output count suitable for semiconductors that require a smaller package size than plastic ball grid array	Memory, analog, flash memory, application specific ICs, radio frequency devices, personal digital assistants, communications, mobile phones, laptop computers, sub-notebooks, wireless systems

Ball Grid Array	119-1,521	Ball grid array package designed for applications which require high performance	Laptop computers, disk drives, video cameras, global positioning systems, wireless communication products, standard connections for peripherals to computers

Thermal Enhanced Ball Grid Array	195-1,152	Optimum low cost solution for high speed, high power applications with multiple routing layers for high performance applications	Application specific ICs, microprocessors, gate arrays, network communications

Low Profile Ball Grid Array	324-484	Low-profile and light-weight package designed for applications which require a smaller package size	Laptop computers, wireless communication products, computer peripherals

Land Grid Array	7-245	Land grid array package designed for applications which require a smaller package size	Laptop computers, disk drives, video cameras, global positioning systems, wireless communication products, standard connections for peripherals to computers

Flip Chip Scale Package	25-591	Flip Chip Scale Package designed for high speed memory products, high performance communication products and consumer products	Mobile phones, WLAN, PDAs, digital still cameras and camcorders

Wafer Level Chip Scale Package	n/a	Flip Chip Scale Package designed for high speed memory products, high performance communication products and consumer products	Mobile phones, WLAN, PDAs, hard disks, digital still cameras and camcorders

Organic Leadless Chip Carrier	28-48	Package designed for CMOS image sensor chip, which offers small and light-weight for image applications	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Package	Lead-count	Major Applications	End Uses
Ceramic Leadless Chip Carrier	28-48	Offers similar feature as organic leadless chip carrier, but only using ceramic substrate material	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

Organic Leadless Grid Array	28-48	Offers small and light-weight for image sensor applications and is made of organic substrate designed for better thermal performance	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance

CMOS Image Sensor Module	Not applicable	Offers manufacturing flexibility for customized solutions for image sensor applications that require short time-to-market	Mobile phones, PDAs, laptop computers, digital still cameras, personal computer cameras, toys, automobile, security and surveillance
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
     We also conduct wafer probing and final testing of digital logic and mixed signal products. Many of our customers request drop shipment of their tested ICs directly to designated final destinations. We started testing double data rate II, or DDR II, memory products in early 2007.
     Wafer Probing. Wafer probing is the step immediately before packaging of ICs and involves sorting the processed wafer for defects to ensure that it meets customer acceptance criteria. ICs on an accepted wafer are then individually inspected visually under microscopes before packaging and final testing.
     Logic and Mixed Signal Final Testing. We conduct final testing of a wide variety of logic and mixed signal ICs, including complex and high-performance ICs, as well as lower-performance ones. High-performance products include personal computer-related components such as CPU chipsets and graphic processors, while major lower-performance products include ICs used in consumer electronics products.
     Memory DDR II Final Testing. We conduct final testing of a wide variety of DDR II memory ICs, including complex and high-performance ICs, as well as lower-performance ones. High-performance products include computer-related components such as server memory and personal computer memory, while major lower performance products include memory used in consumer electronics products.
     Other Testing Services. In addition to wafer probing and final testing services, we also provide “system-level testing” for testing products on motherboards with automatic load and unload features, “TDBI-test during burn in” service to screen out device infant mortality, “laser repair/laser trim” to modify device connection structure for specific product applications, “lead/ball scanner” to screen out abnormal products, including bent lead or ball defective devices from being shipped to end customers, “marking” to specify the unique customer logo and batch identification on product as for traceability and “tape and reel” to packaging devices into one complete reel for surface mount operation.

     We offer drop shipment services by providing for shipment of ICs directly to final destinations designated by our customers. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the customer, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.
Customers
     We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2004, 2005 and 2006, 45.0%, 42.3% and 40.4% of our net operating revenues were derived from sales to our top five customers, respectively, and 64.8%, 62.6% and 62.8% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2006, our top two customers provided approximately 10.0% and 8.6%, respectively, of our net operating revenues. Our representative customers as of December 31, 2006 include Broadcom Corporation, Intel Corporation, LSI Logic Corporation, Marvell Semiconductor Inc., MediaTek, NVIDIA Corp., SanDisk Corporation, Powerchip Semiconductor Corp. and Xilinx, Inc., as well as AMD, which acquired one of our customers, ATI, in March 2006.
     Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry leading customers help us to further develop their technology and position us to benefit from the high unit volumes of these major semiconductor customers.
     Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Year Ended December 31,
	2004		2005		2006
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Taiwan	14,127	40.1	16,544	38.0	20,500	35.9
U.S. and Canada	20,001	56.7	24,349	56.0	34,045	59.6
Others (1)	1,124	3.2	2,595	6.0	2,581	4.5

Total	35,252	100.0	43,488	100.0	57,126	100.0

(1)	Includes primarily Japan, Germany, Singapore and Hong Kong.
     Sales from outside of Taiwan accounted for 59.9%, 62.0% and 64.1% of our net operating revenues in 2004, 2005 and 2006, respectively. We primarily target U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our U.S. and Canadian customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe and expect sales to these two areas to increase in the near future.
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
     In addition, packaging and testing service customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations and production processes. The qualification process can take many weeks. Due to this lengthy qualification process, we believe semiconductor manufacturers are generally reluctant to switch semiconductor packaging and testing companies once these companies have been qualified. For test qualification, after we have been qualified by a customer and before the customer delivers wafers to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks but can take longer depending on the requirements of the customer.
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
     Our sales and marketing efforts are carried out by our sales team in Taichung and Hsinchu near many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with offices in San Jose and Huntington Beach, California, Chelmsford, Massachusetts, Tempe, Arizona and Lewisville, Texas, which facilitate communications and relationships with companies headquartered in North America. Transactions are conducted pursuant to purchase orders transmitted to our headquarters in Taiwan.
     We have signed annual or bi-annual contracts with our major domestic customers. These contracts normally provide that the demand on packaging and testing services for customers’ products are updated by our customers every month, generally through three-month non-binding rolling forecasts. We have such formal contracts with some of our overseas customers.
Quality Control
     We employ quality control procedures at every critical manufacturing stage, with the aim of identifying and solving problems at the earliest possible stage of the production process. Our quality control procedures include statistical process control, which involves sampling tests to control and monitor the production process. Such tests include optical scanning and reliability tests, which include temperature and humidity tests, pressure and stress tests and test for resistance to solvents. If a problem is detected, failure analysis will be used to determine the cause. Visual inspection and optical scanning are performed on all assembled semiconductor devices to test for lead coplanarity and integrity. Assemblyed chips are tested on a sample basis for open shorts in wire connections. To ensure that our quality control procedures are effectively applied, production line employees are provided with periodic training.

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
     As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% for lead frame base, 99.8% for substrate base, 99.7% for flip-chip and 99.8% for wafer bumping in 2006. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to lead-frames or substrates.
     As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.
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
     We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers and materials suppliers to develop advanced processing capabilities and materials for use in our production process. For example, we are currently conducting a research project with Phoenix Precision Technology Corp., a substrate developer in Taiwan, to develop the advanced wire bond and flip-chip substrate technologies. In addition, we and Nitto Denko Corporation, a raw material supplier in Japan, are jointly developing Film Over Wire materials for stacked die packages. We are currently conducting a research project with Cubic Wafer Technology Corp., a System in Package product developer in the United States, to develop Through Silicon Via technology for advanced SIP applications. Moreover, we work with customers including Xilinx, Inc. early in the process of wafer design to ensure that their packaging needs are met and that our packaging service provide our customers with the flexibility they require when designing their products.
     Our research and development personnel are divided among our design department, characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2004, 2005 and 2006, our research and development expenses amounted to NT$753 million, NT$858 million and NT$1,194 million (US$36.6 million), respectively.

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
     Our major suppliers of raw materials, including Phoenix Precision Technology Corp., Sumitomo Metal Mining Asia Pacific Pte Ltd., Sumitomo Bakelite (Taiwan) Co., Ltd., Kinsus Interconnect Technology Corp., Chang Wah Electromaterials Inc. and Nan Ya Printed Circuit Board Corp. are leading companies in the types of materials they supply. We work closely with them, provide them with rolling forecasts. . Due to the growth of substrate packaging , our raw material costs have also increased. For 2004, 2005 and 2006, our raw material costs were 54.7%, 56.0% and 56.2%, respectively, of cost of goods sold.
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
Equipment
     In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc., ASM Technology Singapore PTE LTD. and TOWA Corporation. As of December 31, 2006, we operated 4,249 wire bonders. We also had 317 testers in Taichung and Hsinchu, Taiwan. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.
     Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Verigy Ltd, which took over the semiconductor testing business of Agilent Technologies, Inc. in June 2006, Advantest Taiwan Inc., and Teradyne Inc.
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
Strategic Investments
     We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint ventures and strategic investments in companies located in Taiwan and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:
•	Sigurd Microelectronics Corp. As of December 31, 2006, we held a 17.9% equity interest in Sigurd Microelectronics Corp. Sigurd provides lower-end packaging and testing services. Mr. Byron Chiang, one of our officers, is a director of Sigurd.

•	Phoenix Precision Technology Corporation. As of December 31, 2006, we held, directly and indirectly, a 17.2% equity interest in Phoenix Precision, a supplier of semiconductor raw materials, including substrates. Mr. Bough Lin, our Chairman, Mr. Yen-Chun Chang, one of our directors, and Ms. Teresa Wang, one of our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Jerome Tsai, one of our directors, is supervisor of Phoenix Precision. Mr. Wen-Lung Cheng, one of our supervisors, is supervisor of Phoenix Precision.

•	Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda.

Intellectual Property
     As of December 31, 2006, we held 434 Taiwan patents, 262 U.S. patents and 44 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2006, we also had a total of 98 pending patent applications in the United States, 112 in Taiwan and 116 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.
     We have licensed from Freescale, formerly part of Motorola prior to April 2004, the technology for ball grid array for which we make royalty payments based upon the number of pads or balls used in our packages. This license will expire in December 2010. We have also implemented new packages by entering into other technology alliances and by licensing leading-edge package technologies, including:
•	Flip Chip’s Wafer Bumping and Redistribution technology, which enables us to form and/or redistribute bumps on the chip to make a silicon die, is able to be directly attached to the substrate using the aforementioned bumps rather than wire bonding. This license will expire in November 2014.

•	Flip Chip’s wafer Level CSP technology, which enables us to produce a chip scale package at the stage of wafer level. This license will expire in January 2011.

•	FujiTsu Limited’s electroplating bumping technology which enables us to produce a bumped wafer with cost-effective, fine-pitch and high-reliability features instead of screen printing bump to meet current market requirements. This license will expire in December 2007.

•	LSI Logic Corporation’s packaging technology pertaining to flip-chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001. This license will expire in January 2010.

•	Tessera, Inc.’s TCC technology which enables us to produce micro ball grid array. This license will terminate at the expiration of the patent.

•	ITRI’s electrical enchanced-PBGA technology which enables us to produce a high electrical performance packages by consolidated power ring and ground ring. This license will terminate at the expiration of the patent.
     In 2004, 2005 and 2006, ongoing royalty expenses to the companies from which we license intellectual property were NT$143 million, NT$195 million and NT$277 million (US$8.5 million), respectively, which accounted for 0.4%, 0.4% and 0.5%, respectively, of our net operating revenues. With the increasing pace of technological change in the semiconductor industry, however, we expect that royalty expenses will increase in the future.
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
Environmental Matters
     The principal pollutants produced during semiconductor packaging are waste water and gases from the processes including solder plating, wafer grinding and die sawing. During these processes, waste water is produced when water is used to cool and rinse wafers while they are being sawed and ground, or to rinse semiconductor chips when lead-frames are being plated.
     In addition, solid waste materials produced during the packaging process include scraps such as metal lead-frame, printed-circuit-board-like substrate and excess molding resin.
     As for the newly developed bumping process, waste water is produced when water is used to rinse wafers in the processes of etching and solder deposition. Gases come from the emissions of solvents that are used to cleanse wafers during the bumping process.
     To mitigate environmental claims, we maintain pollution control facilities in good conditions at all of our factories. We have installed various types of pollution control equipment dedicated to different properties of pollutants for the best treatment of gaseous waste and waste water in our facilities. As part of our pollution control programs, we also subcontract certain waste disposal and recycling work to suppliers qualified by the Environmental Protection Administration. Furthermore, we also actively monitor any changes in the international environmental requirements in the electronic and semiconductor industries in order to respond quickly to such changes. We believe that we are in compliance with the existing environmental requirements of semiconductor industries and regulations in Taiwan in all respects
Insurance
     Our insurance policies on buildings, equipment and inventories cover physical damages due to natural disasters, subject to certain exceptions in the policy. In Taiwan, our insurance coverage includes business interruption losses. We also maintain insurance policies on inland transit of inventories. Our insurance policies cover the risk of loss of the silicon wafers delivered to us while they are in our possession or consigned by our customers and/or during inland transportation.
Employees
     See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.
Capital Expenditures and Divestitures
     Our capital expenditures amounted to NT$9,785 million, NT$8,245 million and NT$11,039 million (US$338.7 million) in 2004, 2005 and 2006, respectively. Our initial budget for capital expenditures for 2007 is approximately US$305.9 million. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
     We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	8,777	7,673	9,094	279.0
Land and building construction and purchases	1,008	572	1,945	59.7
Material Effects of Regulation
     In April 2006, the ROC Investment Commission announced that companies engaging in assembling and testing of semiconductors of wire bonding based types are permitted to file applications for investment in the PRC. Further, in December 2006, the ROC Investment Commission published the PRC Investment Rules with regard to the reviewing process of material investment applications, such as those related to assembling and testing of semiconductors, in the PRC. In December 2006, we filed an application for an additional US$30.0 million investment in assembling and testing of semiconductors of wire bonding based types in the PRC. We will be entitled to extend our business scope in the PRC after obtaining such approval.
Litigation
     On March 1, 2006, we were informed of a civil lawsuit brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary, Siliconware USA, Inc., several other subcontractor companies and their subsidiaries. Tessera alleges that we infringed patents owned by Tessera and/or breached technology license agreements between us and Tessera by providing some of our packaging services. All parties in the lawsuit stipulated a stay of this action in its entirety, pending a final determination of investigation by the International Trade Commission with regard to an action that is directed against other parties, including some co-defendants in the litigation in the Northern District of California. Pursuant to the stipulation, the court stayed the litigation on May 24, 2007. Currently, we are unable to assess the potential liabilities arising out of this claim due to the fact that information provided with regard to the infringement scope is insufficient. In February 2007, we filed a request for reexamination with the U.S. Patent and Trademark Office, or the PTO, of all patents being asserted by Tessera in the lawsuit. The PTO has granted the reexamination for all patents.
     C. Organizational Structure
     The following table sets forth certain information as of December 31, 2006 regarding certain companies in which we consolidated and the principal business of each such entity.

			Total Paid-in
			Capital (1) of	Direct/Indirect
Company	Main Activities	Location	Such Entity	Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$77.8	100.0%

Siliconware Investment Company Ltd.	Investment activities	Taipei, Taiwan	NT$1,770.0	100.0%

Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in the North America	San Jose, CA, USA	US$1.3	100.0%

SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$50.1	100.0%

Siliconware Technology (Suzhou) Limited	Manufacturing and processing of module assembly, flash memory card and related products	Suzhou, Jiangsu, China	US$50.0	100.0%

(1)	Aggregate par value of all issued shares.

     The following table sets forth certain information regarding our equity investees that are accounted for under equity method and cost method as of December 31, 2006.

			Total Paid-in	Direct/Indirect
			Capital (1) of	Equity
Company	Main Activities	Location	Such Entity	Interest
			(in millions)
ChipMOS Technologies Inc.	Testing and assembly of ICs	Hsinchu, Taiwan	NT$8,934	28.8%

Sigurd Microelectronics Corp.	Testing and assembly of ICs	Hsinchu, Taiwan	NT$2,602	17.9%

Double Win Enterprise Co., Ltd.	PCB, SMT process and hand insert	Taoyuan, Taiwan	NT$280	24.1%

Phoenix Precision Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Hsinchu, Taiwan	NT$6,695	17.2%

King Yuan Electronics Co., Ltd.	IC testing	Hsinchu, Taiwan	NT $10,905	7.9%

(1)	Aggregate par value of all issued shares.
     D. Property, Plants and Equipment
     We provide packaging services through our two facilities in Taichung, Taiwan. In addition, we provide testing services through our facilities in Hsinchu and Taichung, Taiwan. We own all of our packaging and testing facilities.
     The following table shows the location, size and wire bonding or testing capacity of each of our facilities and the property on which each facility is located as of December 31, 2006.

				Wire Bonding or
Facility	Location of Facility	Size of Facility	Size of Land (1)	Testing Capacity
	(square meters)	(square meters)
Facility I	Taichung, Taiwan	81,000	26,000	1,967 wire bonders

Facility II	Taichung, Taiwan	141,000	47,000	2,034 wire bonders and 137 testers

Facility III	Hsinchu, Taiwan	33,000	14,000	169 testers

Facility IV	Changhua, Taiwan	Under construction	42,000	Under construction

(1)	We own all of our properties except otherwise noted.
     Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are also located at this facility. Both of Facilities II and III were completed in the second half of 2004 and are used for testing and 12-inch wafer bumping and other assembly purposes. We expect Facility IV, which is under construction, to provide a significant capacity increase.
     In December 2001 and June 2004, we obtained foreign investment approval from the ROC Investment Commission to invest up to US$50.0 million in aggregate in Suzhou, the PRC. In April 2006, the ROC Investment Commission announced that companies engaging in assembling and testing of semiconductors of wire bonding based types are permitted to file applications for investment in the PRC. Further, in December 2006, the ROC Investment Commission published the PRC Investment Rules with regard to the reviewing process of material investment applications, such as those related to assembling and testing of semiconductors, in the PRC. In December 2006, we filed an application for an additional US$30.0 million investment in assembling and testing of semiconductors of wire bonding based types in the PRC. We will be entitled to extend our business scope in the PRC after obtaining such approval.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to ROC GAAP, which differ from US GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report.
     A. Operating Results
Overview
     We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a complete portfolio of packaging and testing solutions, including advanced lead-frame and substrate packages such as flip-chip ball grid packages, and testing services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, testing and direct shipment of semiconductor devices to the destinations designated by our customers.
     The semiconductor industry experienced moderate recovery in 2004, 2005 and 2006, and we recorded operating income of NT$4,333 million, NT$7,249 million and NT$12,243 million (US$375.7 million) in 2004, 2005 and 2006, respectively. Increases in our operating income were also attributable to increases in our offering more advanced packaging services and testing of high-performance semiconductor products.
     Intense competition in the semiconductor industry worldwide resulted in decreases in the average selling prices of our manufacturing services. We expect that average selling prices for most of our semiconductor packages to continue to decline in the future. A decline in average selling prices of our semiconductor packages, coupled with high depreciation cost resulting from our purchase of additional equipment during the previous periods, if not offset by reductions in the other cost of producing those packages, would decrease our gross margins.
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

Consolidation
     Under ROC GAAP prior to January 1, 2005, we were required to include in our consolidated financial statements direct and indirect subsidiaries with total assets or total operating revenues that individually comprised at least 10% of our total assets or total operating revenues. For subsidiaries that did not individually exceed such threshold, we calculated whether the aggregate of either the total assets or total operating revenues of such subsidiaries exceeded 30% of our respective non-consolidated amounts. Each of such subsidiaries was required to be consolidated only if its total assets or total operating revenues constituted at least 3% of our non-consolidated total assets or total operating revenues, respectively. However, effective January 1, 2005, the scope of consolidation has been expanded to include all investees that are not majority-owned, but over which we can exercise significant control. For each of 2004, 2005 and 2006, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.
     Upon adoption of the amended ROC GAAP Statement of Financial Accounting Standards, or ROC SFAS, No. 1, “Consolidated Financial Statements” and ROC SFAS No. 7, which became effective on January 1, 2005, we are required to prepare consolidated financial statements on a semiannual basis. Such consolidated financial statements should include all entities over which we hold more than 50% of voting shares or has effective control as defined under ROC SFAS No. 7.
Delay in Recognition of Investment Income in Certain Investee Companies Accounted for Under Equity Method
ChipMOS
     Prior to March 27, 2007, we owned a 28.8% equity interest in ChipMOS, a semiconductor packaging and testing and LCD driver and IC manufacturing company located in Hsinchu, Taiwan.
     Prior to January 1, 2005, the ROC Securities and Futures Bureau allowed us to delay our recognition of investment income or loss in certain investee companies accounted for under the equity method until the following accounting year. As a result, in 2004, we delayed the recognition of investment income of NT$668 million in relation to the financial results of ChipMOS, until 2005 and recorded the above-mentioned amount of NT$668 million as cumulative effects of changes in accounting principles for 2005. From January 1, 2005, we adopted ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income or loss of investees accounted for under the equity method until the subsequent year, and recognized investment income or loss from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. In 2005 and 2006, we recognized investment income of NT$433 million and NT$1,125 million (US$34.5 million) from ChipMOS’s financial results for the year ended December 31, 2005 and 2006. In 2004, 2005 and 2006, our investment income (loss) under US GAAP from ChipMOS were NT$664 million, NT$469 million and NT$1,045 million (US$32.1 million), respectively. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP. Under US GAAP, there is no provision that allows us to delay recognition of financial results of ChipMOS or any other investee accounted for under the equity method prior to January 1, 2005
     Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the sale and purchase, we owned 14.7% of ChipMOS Bermuda, which in turn owned 94.19% of ChipMOS.

Double Win and Taiwan Hi-tech Corporation
     Recognition of our investment income (loss) in Double Win and Taiwan Hi-tech has consistently been recorded in the subsequent year on a delayed basis. Accordingly, the investment income of NT$4.5 million and NT$0.1 million in Double Win and Taiwan Hi-tech, respectively, in 2004 were based on the audited financial statements of such investee companies in 2003. We disposed all of our ownership of Taiwan Hi-tech in 2004. The deferred recognition of the investment loss of NT$17 million from Double Win’s 2004 financial results was added to the cumulative effects of changes in accounting principles in 2005.
Change in Mix of Services
     Beginning in 2004, our substrate packages accounted for a majority of our net operating revenues in relation to our packaging business. Our lead-frame packages (including quad flat packages), which had been our major packaging technology since January 1998, still account for a substantial percentage of our net operating revenues.
     The following table shows, for the periods indicated, the amount of our packaging by package types and testing revenues (which are more fully described in Item 4. “Information on the Company—B. Business Overview—Our Business”)

	Year Ended December 31,
	2004		2005		2006
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except for percentages)
Ball grid array packages	16,416	46.6	21,963	50.5	31,538	55.2
Quad flat packages	9,435	26.7	8,823	20.3	10,224	17.9
Small outline packages	3,800	10.8	3,911	9.0	3,751	6.6
Other packages	1,467	4.2	3,259	7.5	3,800	6.7

Total packaging revenues	31,118	88.3	37,956	87.3	49,313	86.4

Testing and other revenues	4,134	11.7	5,532	12.7	7,813	13.6

Total net operating revenues	35,252	100.0	43,488	100.0	57,126	100.0

Expansion and Utilization Rate
     As we continue to expand our capacity in order to meet increasing demand from our customers, the number of our wire bonders and testers increased to 2,999 and 249, respectively, as of December 31, 2004, 3,961 and 273, respectively, as of December 31, 2005 and 4,249 and 317, respectively, as of December 31, 2006.
     Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities was 90%, 94% and 87% in 2004, 2005 and 2006, respectively.
Applications of Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 31 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.
     We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.
Revenue Recognition
     We principally provide packaging and testing services of ICs, which may be packaging only, test only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. If multiple services are negotiated in one contract, we recognize revenues based on their relative fair values when all of the revenue recognition criteria are met. As we are not engaged in product sales, we do not account for sales returns.
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
     Inventories are recorded at cost when acquired under a perpetual inventory system and are stated at the lower of their aggregate cost, which is determined by the weighted-average method, or their market value as of the balance sheet date. The market value of raw materials and supplies is determined on the basis of their replacement cost, while the market value of finished goods and work in progress is determined on the basis of their net realizable value. The allowance for loss on obsolescence and decline in market value is provided based on the management’s analysis on inventory aging and obsolescence, when necessary.
Impairment of Long-Lived Assets
     We review long-live assets for the purpose of determining the amount of impairment quarterly under ROC GAAP. We perform impairment test whenever an event occurs or an evidence indicates that the carrying amount of an asset exceeds its recoverable amount. A recoverable amount is measured as the higher of the net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable and willing parties, less any direct incremental disposal costs. The value in use is the present value of estimated future cash flows from the continuing use of an asset and from its disposal at the end of its useful life.

     An impairment loss recognized in prior years is reversed if such impairment loss is caused by a specific external event of an exceptional nature not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized.
     In 2005 and 2006, we recognized an impairment charge of NT$69 million and NT$28 million, respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets to be disposed to be zero based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2005 and 2006.
Impairment of Equity Investments
     We evaluate quarterly our equity investments for impairment due to declines in the market value that are considered other than temporary under ROC GAAP. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in market value is other than temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.
     Artest Corporation, an investee accounted for under the equity method, incurred significant losses since the dates of our investments, and there is no indication of recovery in the near future. We recorded an impairment charge of NT$8 million during 2004 on our long-term equity investment in Artest Corporation to write down the carrying value of the investment to fair value. As of December 31, 2006, there was no carrying amount of our investment in Artest Corporation.
Provision for Income Taxes and Deferred Tax Asset Valuation Allowances
     As of December 31, 2006, we had approximately NT$2,371 million (US$72.8 million) of net deferred tax assets related principally to investment tax credits that expire at various dates through 2010, the unrealized loss on long-term investments and loss carryforwards. Valuation allowance was provided to reduce the deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.
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

Goodwill
     Goodwill arising from business combination is recognized under US GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review, at the “reporting unit” level, upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2006.
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
     As of December 31, 2004, 2005 and 2006, the total amount of net gain (loss) recognized from applying derivative accounting amounting to NT$3.9 million, NT$(2,423) million and NT$(2,987) million (US$(91.7) million), respectively, based on the independent appraisal report.

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
     We price our packaging services on a per unit basis taking into account the complexity of the product, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.
     We charge our testing services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s test program.
     We also generate net operating revenues from the provision of semiconductor turnkey services, which include packaging, testing and drop-shipment services.
     Net operating revenues are recognized when services are rendered and the collection is realized or realizable. Our customers are generally invoiced at the time services are rendered, with varying terms of credit between 30 and 90 days from the time of billing.
Cost of Goods Sold
     Our cost of goods sold consists principally of:
•	cost of raw materials purchased for semiconductor packaging services;

•	direct labor costs; and

•	overhead including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, utilities and royalties.
     Due to the growth of substrate packaging provided, our raw material costs as a percentage of total cost of goods sold have increased significantly because of high cost of substrate. For 2004, 2005 and 2006, our raw material costs were 54.7%, 56.0% and 56.2%, respectively, of our cost of goods sold. Due to our capacity expansion, depreciation expense has increased significantly. For 2004, 2005 and 2006, depreciation, included in overhead, amounted to NT$5,364 million, NT5,680 million and NT$6,348 million (US$194.8 million), respectively, and was approximately 18.8%, 16.7% and 15.1%, respectively, of our cost of goods sold. The increases in depreciation expenses in 2004, 2005 and 2006 were the result of putting into operation additional 130, 962 and 310 wire bonders during 2004, 2005 and 2006, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.
Operating Expenses
     Our operating expenses consist of the following:
•	Selling Expenses. Selling expenses consist primarily of salaries and related personnel expenses and other marketing expenses.

•	General and Administrative Expenses. General and administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.
Results of Operations
     The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
	%	%	%
	(audited) (consolidated)
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	81.9	78.1	73.3

Gross profit	18.1	21.9	26.7

Operating expenses:
Selling expenses	1.6	1.3	1.3
General and administrative expenses	2.1	1.9	1.8
Research and development expenses	2.1	2.0	2.1

Operating expenses	5.8	5.2	5.2

Operating income	12.3	16.7	21.5

Investment income	0.9	1.0	2.0
Net non-operating income (loss)	(2.3)	(0.2)	1.5

Income before income tax and minority interest	10.9	17.5	25.0
Income tax benefit (expense)	1.3	—	(1.7)

Income from continuing operations	12.2	17.5	23.3

Cumulative effects of changes in accounting principle	—	1.5	—
Net income	12.2	19.0	23.3

2006 Compared to 2005
Net operating revenues. Net operating revenues increased by 31.4% from NT$43,488 million in 2005 to NT$57,126 million (US$1,752.9 million) in 2006. Net operating revenues from our packaging business increased by 29.9% from 2005 to 2006, whereas net operating revenues from our testing and other services increased by 41.2% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones and wireless networks.

Ball grid array package sales increased by 43.6% from NT$21,963 million in 2005 to NT$31,538 million (US$967.7 million) in 2006. The increase in ball grid array package sales was attributable to an increase in sales of higher-end assembly and wafer level packaging services. In 2006, ball grid array package accounted for 55.2% of our net operating revenues, up from 50.5% in 2005.
Quad flat package sales increased by15.9% from NT$8,823 million in 2005 to NT$10,224 million (US$313.7 million) in 2006. The increase in quad flat package sales was attributable to an increase in unit sales of quad flat package , which increased by 26.4% from 732.5 million units in 2005 to 925.9 million units in 2006. In 2006, quad flat package accounted for 17.9% of our net operating revenues, down from 20.3% in 2005.
Small outline package sales decreased by 4.1% from NT$3,911 million in 2005 to NT$3,751 million (US$115.1 million) in 2006. The decrease in our small outline package sales was due to a decrease in unit sales of small outline package , which decreased by 5.4% from 650.1 million units in 2005 to 615.1 million units in 2006. In 2006, small outline package accounted for 6.6% of our net operating revenues, down from 9.0% in 2005.
Gross profit and gross margin. Our gross profit increased by 59.9% from NT$9,528 million in 2005 to NT$15,232 million (US$467.4 million) in 2006. Our gross margin (gross profit as a percentage of net operating revenues) increased from 21.9% in 2005 to 26.7% in 2006. Our cost of goods sold increased by 23.4% from NT$33,960 million in 2005 to NT$41,894 million (US$1,285.5 million) in 2006, primarily due to a significant increase in package and testing services. The increases in gross profit and gross margin were primarily due to higher equipment utilization as a result of a significant increase in net operating income from assembling and testing services.
Operating expenses. Operating expenses increased by 31.2% from NT$2,279 million in 2005 to NT$2,989 million (US$91.7 million) in 2006. Operating expenses as a percentage of net operating revenues was 5.2% and 5.2% in 2005 and 2006, respectively.
•	Selling expenses. Selling expenses increased by 26.7% from NT$566 million in 2005 to NT$717 million (US$22.0 million) in 2006 mainly due to an increase in expenses for customer support.

•	General and administrative expenses. General and administrative expenses increased by 25.9% from NT$856 million in 2005 to NT$1,078 million (US$33.1 million) in 2006 due primary to increased salaries paid to administrative personnel.

•	Research and development expenses. Research and development expenses increased by 39.2% from NT$858 million in 2005 to NT$1,194 million (US$36.6 million) in 2006 due to increased salaries paid to R&D personnel and cost for developing new technology.
Operating income and operating margin. We recorded an operating income of NT$7,249 million and an operating margin of 16.7% (operating income as a percentage of net operating revenues) in 2005 and generated operating income of NT$12,243 million (US$375.6 million) and operating margin of 21.4% in 2006. The increase in operating margin was primarily due to an increase in gross margin.
Net non-operating income. Our net non-operating income increased from NT$360 million in 2005 to NT$2,035 million (US$62.4 million) in 2006. The increase in net non-operating income was primarily due to an increase in equity investment income, an increase in other non-operating income and a decrease in other non-operating expenses. The increase in investment income was due to our investment in ChipMOS. In 2006, we recognized an investment income of NT$1,125 million (US$34.5 million) from ChipMOS’s financial results in 2006, whereas in 2005, we recognized an investment income of NT$433 million from ChipMOS’s financial results in 2005. The increase in other non-operating income was due to the cash dividends received from our financial assets carried at cost in Phoenix and King Yuan. The decrease in other non-operating expense was also due to a decrease in the provision for the estimated liabilities arising in connection with our VAT-related tax assessment from NT$323 million in 2005 to nil in 2006 and a decrease in the recognition of impairment loss on idle property, plants and equipment from NT$69 million in 2005 to NT$28 million (US$0.9million) in 2006.

Cumulative effects of changes in accounting principles. From January 1, 2005, we ceased to defer the recognition of investment income of investees accounted for under the equity method. We recognized an investment income of NT$668 million from ChipMOS’s 2004 financial results and an investment loss of NT$17 million from Double Win’s 2004 financial results as cumulative effects of changes of accounting principles of total NT$651 million in 2005. No cumulative effects of changes in accounting principles were recorded in 2006.
Income tax (expense) benefit. We recognized an income tax expense of NT$16 million (US$0.5 million) primarily due to a large increase of income from continuing operations before tax and a decrease of the investment tax credits available for us in 2005. We recognized an income tax expense of NT$949 million (US$29.1 millon) primarily due to the significant increase in income before tax and the decrease in valuation allowance for deferred tax assets. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.
Net income. As a result of the factors discussed above, our net income increased from NT$8,244 million in 2005 to NT$13,329 million (US$408.9 million) in 2006.
2005 Compared to 2004
     Net operating revenues. Net operating revenues increased by 23.4% from NT$35,252 million in 2004 to NT$43,488 million in 2005. Net operating revenues from our packaging business increased by 22.0% from 2004 to 2005, whereas net operating revenues from our testing and other services increased by 33.8% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones and wireless networks. Due to market competition, the prices of our package generally declined during 2004 and 2005.
     Ball grid array package sales increased by 33.8% from NT$16,416 million in 2004 to NT$21,963 million in 2005. The increase in ball grid array package sales was attributable to the increase in sales of higher-end assembly and wafer level packaging services. In 2005, ball grid array package accounted for 50.5% of our net operating revenues, up from 46.6% in 2004.
     Quad flat package sales decreased by 6.5% from NT$9,435 million in 2004 to NT$8,823 million in 2005. The decrease in quad flat package sales was due to the downward trend in sales price per unit. In 2005, quad flat package accounted for 20.3% of our net operating revenues, down from 26.7% in 2004.
     Small outline package sales increased by 2.9% from NT$3,800 million in 2004 to NT$3,911 million in 2005. The increase in our small outline package sales was attributable to increase in unit sales of small outline package , which increased by 2.6% from 633.4 million units in 2004 to 650.1 million units in 2005. In 2005, small outline package accounted for 9.0% of our net operating revenues, down from 10.8% in 2004.
     Gross profit and gross margin. Our gross profit increased by 49.3% from NT$6,381 million in 2004 to NT$9,528 million in 2005. Our gross margin (gross profit as a percentage of net operating revenues) increased from 18.1% in 2004 to 21.9% in 2005. Our cost of goods sold increased by 17.6% from NT$28,871 million in 2004 to NT$33,960 million in 2005, primarily due to a greater emphasis on higher quality package and testing services as well as a continuing environment of rising variable costs such as for raw materials (in particular, the cost of substrate), labor and overhead. The increases in gross profit and gross margin were primarily due to higher equipment utilization, depreciation savings and cost control measures.
     Operating expenses. Operating expenses increased by 11.3% from NT$2,048 million in 2004 to NT$2,279 million in 2005. Operating expenses as a percentage of net operating revenues decreased from 5.8% in 2004 to 5.2% in 2005.
•	Selling expenses. Selling expenses increased by 3.1% from NT$549 million in 2004 to NT$566 million in 2005 mainly due to an increase in salaries.

•	General and administrative expenses. General and administrative expenses increased by 14.6% from NT$747 million in 2004 to NT$856 million in 2005 due primary to increased salaries paid to administrative personnel.

•	Research and development expenses. Research and development expenses increased by 13.9% from NT$753 million in 2004 to NT$858 million in 2005 due to increased salaries paid to R&D personnel and cost for developing new technology .
     Operating income and operating margin. We recorded an operating income of NT$4,333 million and an operating margin of 12.3% (operating income as a percentage of net operating revenues) in 2004 and generated operating income of NT$7,249 million and operating margin of 16.7% in 2005. The increase in operating margin was primarily due to an increase of gross margin.
     Net non-operating income (loss). We incurred net non-operating loss of NT$508million in 2004 as compared to our generation of non-operating income of NT$360 million in 2005. The increase in net non-operating income was primarily due to lower other non-operating expenses and an increase in investment income. The decrease in other non-operating expenses in 2005 was due to a decrease in the provision for the estimated liabilities arising in connection with our VAT-related tax assessment from NT$468 million in 2004 to NT$323 million in 2005 and a decrease in the recognition of impairment loss on idle property, plants and equipment from NT$461 million in 2004 to NT$69 million in 2005. The increase in investment income was due to our investment in ChipMOS. For 2005, we recognized an investment income of NT$433 million from ChipMOS’s financial results in 2005, whereas for the three months ended March 31, 2004, we recognized an investment income of NT$247 million from ChipMOS’s financial results in 2003. If the investment loss and gain were recorded in their respective years, our net operating loss would have been different.
     Cumulative effects of changes in accounting principles. From January 1, 2005, we ceased to defer the recognition of investment income of investees accounted for under the equity method. We recognized an investment income of NT$668 million from ChipMOS’s 2004 financial results and an investment loss of NT$17 million from Double Win’s 2004 financial results as cumulative effects of changes of accounting principles of total NT$651 million in 2005.
     Income tax (expense) benefit. We recognized an income tax benefit of NT$457 million primarily due to investment tax credits, the unrealized loss on long-term investments and loss carryforward in 2004. We recognized an income tax expense of NT$16 million primarily due to a large increase of income from continuing operations before tax and a decrease of the investment tax credits available for us in 2005. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.
     Net income (loss). As a result of the factors discussed above, we recorded a net income of NT$4,282 million in 2004, compared with a net income of NT$8,244 million in 2005.
B.	Liquidity and Capital Resources
     We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our present requirements. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Liquidity
     As of December 31, 2006, our primary source of liquidity was NT$14,731 million (US$452.0 million) of cash and cash equivalents. As of December 31, 2006, we had total availability under existing short-term lines of credit of NT$6,105 million (US$187.3 million) available from five domestic and foreign financial institutions, of which NT$1,369 million (US$42.0 million) were used as letters of credit and guarantees. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. As of December 31, 2006, we had no short-term borrowing outstanding under these short-term facilities.
     The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
		(in millions)
Net cash provided by operating activities	8,767	13,215	20,250	621.4
Net cash used in investing activities	(11,620)	(6,397)	(11,827)	(362.9)
Net cash provided by (used in) financing activities	1,659	(5,435)	(6,040)	(185.3)
Effect of exchange rate changes on cash	(86)	36	8	0.2

Net increase (decrease) in cash and cash equivalents	(1,280)	1,419	2,391	73.4

Net Cash Provided by Operating Activities
     In 2006, net cash provided by operations was NT$20,250 million (US$621.4 million) compared to NT$13,215 million in 2005. The increase in net cash provided by operating activities was primarily the result of a significant increase in net income. Our changes in accounts receivable increased from a negative NT$3,767 million in 2005 to a positive NT$336 million in 2006, and our changes in accounts payable decreased from a positive NT$3,020 million in 2005 to a negative NT$1,010 million (US$31.0 million) in 2006, partially offset by a decrease in changes in other payables from NT$62 million in 2005 to a negative NT$369 million (US$11.3 million) in 2006. Our depreciation and amortization expenses increased from NT$6,572 million in 2005 to NT$7,294 million (US$223.8 million) in 2006. The increase in our depreciation and amortization expenses in 2006 compared to 2005 was due to additional equipment installed in connection with our capacity expansion program.
     In 2005, net cash provided by operations was NT$13,215 million compared to NT$8,767 million in 2004. The increase in net cash provided by operating activities was primarily the result of a significant increase in net income. Our changes in accounts receivable increased from NT$405 million in 2004 to NT$3,767 million in 2005 and our changes in accounts payable also increased from a negative NT$35 million in 2004 to a positive NT$3,020 million in 2005, partly offset by a decrease in changes in other payables from NT$471 million in 2004 to NT$62 million in 2005. Our depreciation and amortization expenses increased from NT$6,153 million in 2004 to NT$6,572 million in 2005. The increase in our depreciation and amortization expenses in 2005 compared to 2004 was due to additional equipment installed in connection with our capacity expansion program.
Net Cash Used in Investing Activities
     In 2006, cash used in investing activities was NT$11,827 million (US$362.9 million) compared to NT$6,397 million in 2005. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2005 and 2006, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2005 and 2006, outstanding balances of prepayments for purchases of equipment amounted to NT$2,277 million and NT$1,845 million (US$56.6 million), respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets. In 2006, we reclassified our short-term investments as current financial assets at fair value through profit or loss, which were NT$4,774 million and nil in 2005 and 2006, respectively.
     In 2005, cash used in investing activities was NT$6,397 million compared to NT$11,620 million in 2004. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are sometimes required to prepay our purchases of land and equipment. As of December 31, 2004 and 2005, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2004 and 2005, outstanding balances of prepayments for purchases of equipment amounted to NT$1,024 million and NT$2,277 million, respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets. We made short-term investments of NT$4,774 million in 2005, compared to NT$4,760 million in 2004.
Net Cash Provided by (Used in) Financing Activities
     Net cash used in financing activities was NT$5,435 million and NT$6,040 million (US$185.3 million) in 2005 and 2006, respectively. In 2005, net cash used by financing activities reflected primarily our long-term borrowings of NT$3,217 million and payment of stockholders’ dividends and employees’ bonuses of NT$1,759 million in aggregate. In 2006, net cash used in financing activities reflected primarily our repayment of long-term borrowings of NT$5,132 million (US$157.5 million) and payment of stockholders’ dividends and employees’ bonuses of NT$4,579 million (US$140.5 million) in aggregate.
     In 2005, net cash used in financing activities was NT$5,435 million as compared to cash provided by financing activities of NT$1,659 million in 2004. In 2004, net cash provided by financing activities reflected primarily our long-term borrowings of NT$6,300 million, repayment of long-term borrowings of NT$9,149 million and proceeds from our issuance of NT$6,646 million zero-coupon convertible bonds due 2009. In 2005, net cash used in financing activities reflected primarily our repayment of long-term borrowings of NT$3,217 million.
Capital Resources
     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity in Taichung, Hsinchu and Suzhou. See “Item 4. Information on the Company — B. Business Overview — Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2007 is approximately US$305.9 million. We expect to increase our long-term borrowings in order to meet our capital expenditures. We believe that our cash on hand, existing credit facilities, new borrowings and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements as well as our capital lease and debt service repayment obligations for 2007.
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
     As of December 31, 2006, we had outstanding long-term borrowings (including current portion but excluding convertible bonds of NT$2,727 million) of NT$3,000 million (US$92.1 million) owed to foreign and domestic financial institutions. The interest rates of these long-term borrowings dollars are at a fixed rate, which was 2.093% per year as of December 31, 2006. We did not pledge any of our assets as of December 31, 2006.
     Our credit facilities for long-term borrowings include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are also required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2006, we complied with all financial covenants of existing facilities.
     Our long-term bonds payable consists of US$200 million zero coupon convertible bonds due 2007 that we issued in 2002 and US$200 million zero coupon convertible bonds due 2009 that we issued in 2004:
•	On January 28, 2002, we issued convertible bonds in the amount of US$200 million due 2007, the proceeds of which were used to purchase raw materials and to finance the exercise of the put options by bondholders on July 21, 2002 with respect to, and for our repurchase of, certain convertible bonds due 2004, which we issued in 1997 and are no longer outstanding. The zero coupon convertible bonds due 2007 are convertible into our shares or ADSs. As of December 31, 2006, US$158.5 million of these convertible bonds had been converted. We had repurchased US$33.7 million of these convertible bonds and had redeemed US$7.2 million of these convertible bonds at the option of the bondholders. On January 28, 2007, the maturity date of such bonds, we redeemed the bonds in full.

•	On February 5, 2004, we issued another series of convertible bonds in the amount of US$200 million due 2009, the proceeds of which were used to purchase equipment and raw materials. The zero coupon convertible bonds due 2009 are convertible into our shares or ADSs. As of December 31, 2006, US$117.0 million of these convertible bonds had been converted. These bonds are scheduled to mature in February 2009 and will be redeemable by us on February 5, 2008 at the option of the bondholder.
     We entered into a multiple-purpose credit facility led by Mega Bank in May 2006 in the aggregate principal amount of NT$7.0 billion for the purposes of (i) refinancing certain of our long-term indebtedness and (ii) funding our capital expenditure. This facility is a mid-term credit facility expiring in May 2011. As of December 31, 2006, we had drawn NT$3,000 million (US$92.1 million) from this credit facility to refinance our then exiting indebtedness.
Transactions with Related Parties
     We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director, supervisor or executive officer of our company.
     We have, from time to time, purchased raw materials and sold our manufacturing services to our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Inflation/Deflation
     The inflation rate in Taiwan was 1.6% in 2004, 2.3% in 2005 and 0.6% in 2006. We do not believe that inflation in Taiwan has had a material impact on our results of operations.
Taxation
     The corporate income tax rate in Taiwan which applies to us is 25%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2004. These tax exemptions resulted in tax savings of approximately NT$398 million, NT$622 million and NT$1,020 million (US$31.3 million) in 2004, 2005 and 2006, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$462 million, NT$1,429 million and NT$1,050 million (US$32.2 million) in 2004, 2005 and 2006, respectively. In 2004, 2005 and 2006, our effective income tax rates were nil, 0.55% and 12.26%, respectively.
     In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of ROC companies. Under the amendment, all retained earnings generated beginning January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed a 10% retained earnings tax.
US GAAP Reconciliation
     Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 31 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.
     Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
		(in millions)
Net income as reported under ROC GAAP	4,282	8,244	13,329	409.0
US GAAP adjustments:
Compensated absences	1	(10)	(13)	(0.4)
Compensation	(699)	(1,235)	(1,909)	(58.6)
Employee stock option	—	—	(27)	(0.8)
Impairment on long-term investments	—	13	29	0.9
Embedded derivative	(80)	(2,422)	(2,987)	(91.7)
Adjustment to the gain on disposal of available for sale marketable securities	(2)	—	—	—
Treasury stock transferred to employee	(193)	—	—	—
Equity investments:
Timing difference	399	(658)	—	—
Net income/(loss) variance between US GAAP and ROC GAAP	(8)	37	9	0.3
Accounting for income (loss) in preferred stock	(29)	—	—	—

Total US GAAP adjustments	(611)	(4,275)	(4,898)	(150.3)
Taxation effect	—	2	(18)	(0.6)

Net income under US GAAP	3,671	3,971	8,413	258.1

     Reconciliation of Consolidated Shareholders’ Equity
     The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

	As of December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
		(in millions)
Total shareholders’ equity as reported under ROC GAAP	33,493	40,825	62,936	1,931.1
US GAAP adjustments:
Compensated absences	(20)	(30)	(43)	(1.3)
Compensation	(438)	(881)	(1,294)	(39.7)
Impairment on long-term investments	(213)	(199)	(171)	(5.2)
Embedded derivative	7	(2,416)	(1,186)	(36.4)
Available for sale marketable securities	852	9,177	—	—
Defined Benefit Pension Plan	—	—	(210)	(6.4)
Equity investments:
Timing difference	658	—	—	—
Net income variance between US GAAP and ROC GAAP	88	125	186	5.7
Technology and know-how contributed to a joint venture investee	(210)	(210)	(210)	(6.4)
Siguard merged Universal	—	117	—	—
Adjustment for variances between net income and equity	—	—	(15)	(0.5)
Acquisition of Siliconware Corp.	4,874	4,874	4,874	149.5
Taxation effect	7	9	(8)	(0.2)

Shareholders’ equity under US GAAP	39,098	51,391	64,859	1,990.2

The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.
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
Employee Stock Option
     Prior to January 1, 2006, US GAAP allowed us to use the intrinsic value prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) for measurement of stock-based compensation expense with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (“FAS 123”) were used. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Effective January 1, 2006, however, we adopted FAS No. 123(R) (Revised 2004), “Share-Based Payment” which eliminated the alternative to use Opinion 25’s intrinsic value method and required the use of the fair value method with forfeitures estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of our stock options is subject to change due to the distribution of stock dividends. We were required to measure the effects of the modification and record incremental compensation cost, if any. For the year ended December 31, 2006, we recorded share-based compensation expense of NT$27 million (US$0.8 million) and will continue to incur share-based compensation charges of NT$2.9 million (US$0.1 million) in the future period.
     For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We apply the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock options, which is based on our contractual term. We estimate dividend yield based on historical experience. In addition, we use the yield of Taiwan Government Bonds with a contract term equal to the expected term of the stock options as our risk-free interest rate pursuant to FAS No. 123 (R), which requires entities based in jurisdiction outside the United States to use the implied yield of zero coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate.
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
     Our proportionate share of the income or loss from an equity investee may differ from our share in the investee’s equity. Under both ROC GAAP and US GAAP, we are required to adjust our investment in correspondence to our pro rata share of the investee’s equity. Under ROC GAAP, adjustments may include, but are not limited to, cumulative translation and unrecognized pension cost. For reconciliation to US GAAP, additional adjustments are made for the variances exclusively resulting from US GAAP, such as defined benefit pension plan pursuant to SFAS No. 158.
Defined Benefit Pension Plan
     Under ROC GAAP, pension liability is accrued without reflecting the funded status. Under US GAAP, additional pension liability or asset is accrued pursuant to SFAS No. 158, effective December 15, 2006, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of other comprehensive income.
Taxation Effect
     Under ROC GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the period during which the amount of undistributed earnings is approved by the shareholders. Under US GAAP, the 10% tax on undistributed earnings should be accrued in the period during which the earnings are generated and should be adjusted to the extent that distributions are approved by the shareholders in the following year.
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
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2005 and 2006 and concluded that there was no impairment.
Impairment of Long-lived Assets
     The ROC SFAS No. 35 regarding impairment of long-lived assets is effective for financial statements issued for fiscal years ended and after December 31, 2005 and the interim periods within such fiscal years. Under both ROC GAAP and US GAAP, we are required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable. Under ROC GAAP, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the carrying amount of an asset is recognized as a loss in earnings. Under US GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices from the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows. There was no impairment on long-lived assets in 2004, 2005 and 2006 after our valuation.
Impairment of Investments
     Both under ROC GAAP and US GAAP, we valuate our equity investments for impairment due to declines in the market value that are considered other than temporary. Such valuations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in the market value is other than temporary, loss is recognized in the current year’s income. The valuation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee which resolves to liquidate or dissolve, a one-time write-off will be recorded to the extent that the estimated proceeds will be obtained and the amount of investment balance will not be recovered.
     In 2005, we adopted ROC SFAS 35, “Accounting for Impairment of Assets”, recognized impairment loss for investment in Double Win of NT$84 million and brought the investment balance down to nil. As a result, the impairment loss of NT$13 million of Double Win, which was recognized during 2002 under US GAAP, was reversed in 2005. We also recognized an impairment loss for investment in Artest and brought the investment balance down to nil. The impairment loss of NT$29 million was reversed in 2006.
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
Stock Dividends
     Under ROC GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$30,347 million (US$931.2 million) on December 31, 2006. This adjustment has no effect on our shareholders’ equity.
Marketable Securities
     Prior to the adoption of ROC SFAS No. 34 effective January 1, 2006, marketable equity securities and long-term equity investments in which we owned less than 20% of the voting rights of a publicly listed investee company were carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks was determined by the average closing price during the last month of the accounting period. After the adoption of ROC SFAS No. 34, we are required to reclassify our equity investments into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity securities or financial assets carried at costs. Unrealized gains or losses on available-for-sale securities are reported through shareholders’ equity.
     Under US GAAP FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date. We perform impairment analysis to determine whether our marketable securities suffer a other-than-temporary decline in fair value below the cost. No such impairment has been identified during the periods presented.
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
Calculation of EPS
     In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2004, 2005 and 2006 were 21,049,700 shares, 1,876,500 shares and 26,779,433 shares, respectively.
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
     For the purpose of computing the dilutive effect of the employee stock options, the treasury-stock method is used. Treasury shares that may be repurchased with assumed proceeds from the exercise of employee stock options may not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under ROC GAAP, the assumed proceeds are the exercise price. Under US GAAP, the assumed proceeds are the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that will be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under US GAAP may be different from the one calculated under ROC GAAP.
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
Recent Accounting Pronouncements
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments- an amendment of FASB Statements No. 133 and 140”. This statement allows financial instruments that have embedded derivatives requiring bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS No. 155 to have a material impact on our financial statements and disclosures.
     In June 2006, the FASB issued Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”, which requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. This interpretation also prescribes measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective for fiscal years ending on December 15, 2006 and thereafter, and we adopted the provisions of FIN 48 in January 2007. We continue to evaluate the impact as a result of the adoption of FIN 48, if any, on our consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This statement will apply whenever another statement requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Currently, we are evaluating the impact of this standard on our financial statements and disclosure.
     In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, which permits all entities to choose, on specified election dates, to measure eligible financial instruments and certain other items at fair value . Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings on each subsequent reporting date. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. We believe that the adoption of SFAS 159 will not have any significant impact on our financial statements.
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
     E. Off-Balance Sheet Arrangements
     As of December 31, 2006, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$392 million (US$12.0 million). See note 26 to our consolidated financial statements included in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.
     F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2006.

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
		(in NT$ millions) (consolidated)
Long-term debt
Secured long-term loans	104	—	—	104	—
Unsecured long-term loans (3)	3,000	—	750	2,250	—
Secured bonds	—	—	—	—	—
Unsecured bonds	2,727	19	2,708	—	—
Operating leases (1)	—	—	—	—	—
Purchase obligations (2)	—	—	—	—	—

Total contractual cash obligations	5,831	19	3,458	2,354	—

(1)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Taichung and Hsinchu in Taiwan.

(2)	Represents the agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(3)	Excludes interest payments because our interest rates on these loans are variable.
Item 6. Directors, Senior Management and Employees
     A. Directors and Senior Management
     The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2007. The business address of our directors, supervisors and executive officers is the same as our registered address.

			Years	Principal Business Activities
Name	Age	Position	with Us	Performed Outside Our Company
Bough Lin	55	Chairman	24	Director of Phoenix Precision Technology; Director of SPIL’s subsidiaries; EVP of SPIL.
Chi-Wen Tsai	59	Vice Chairman; President	24	President of SPIL; Director of SPIL’s subsidiaries.
Wen-Lung Lin	55	Director;	2	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	52	Director; Senior Vice President	24	SVP of SPIL; Director of Phoenix Precision Technology; Director of SPIL’s subsidiary.
Wen-Jung Lin	60	Director	16	None
Jerome Tsai (1)	53	Director	2	Director of ChipMOS (Bermuda); Supervisor of Phoenix Precision Technology.
Hsiu-Li Liu	52	Independent Director (3)	16	Chairman of So Dar Investment; Director of Chi Cheng Enterprise, Li Fu Investment, More Power Electronic Corp.
Ing Dar Liu	59	Independent Director (3)	2	Director of Sercomm Corp., AME Inc.
Jing-Shan Aur	58	Independent Director (3)	2	Director of Clientron Corp., Bcom Electronic Inc.
Wen-Lung Cheng	59	Supervisor	5	Chairman of Joinwin Investment; Supervisor of Phoenix Precision Technology; Director of SPIL’s subsidiary.
Fu-Mei Tang	55	Supervisor	2	None
Teresa Wang (2)	51	Supervisor	5	Director of Phoenix Precision Technology; CFO of Phoenix Precision Technology.
Johnson Tien	53	Senior Vice President	11	None
Kuo-Jui Tai	44	Vice President	4	None

			Years	Principal Business Activities
Name	Age	Position	with Us	Performed Outside Our Company
Chien-An Chen	57	Vice President	16	None
Chien-Hua Chen	52	Vice President	8	None
Michael Chang	45	Vice President	8	None
Eva Chen	48	Chief Financial Officer	2	None

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company Ltd.

(3)	Our independent directors’ independency complies with SEC’s and Nasdaq’s independency requirements.
     Bough Lin is our Chairman and Executive Vice President. He has been our Director since August 1984. Mr. Lin is also currently a director of Phoenix Precision Technology Corporation, a director of our subsidiaries, SPIL (B.V.I.) Holding Ltd. and Siliconware Investment Co. Ltd. as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics. In addition, Mr. Lin is the brother-in-law of Wen-Lung Cheng, who is one of our supervisors.
     Chi-Wen Tsai is currently our Vice Chairman and President. He has been our Director since August 1984. Mr. Tsai is also a director of our subsidiaries, SPIL (Cayman) Holding Ltd. and Siliconware Technology (Suzhou) Ltd. as our representative. He received a Bachelor’s degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.
     Wen-Lung Lin has been our Director since June 2005. He graduated from Taichung Commercial College in Taiwan.
     Yen-Chun Chang is currently our Senior Vice President. He has been our Director since August 1984. He is also currently a director of Phoenix Precision Technology Corporation and a director of our subsidiary, Siliconware Technology (Suzhou) Ltd. as our representative. Mr. Chang received a Bachelor’s degree in electrical engineering from Nan Tai College in Taiwan in 1976.
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
     Hsiu-Li Liu has been our Director since June 1991 and our Independent Director since 2005. She received a Bachelor’s degree in international trade from Ming Chuang College in Taiwan in 1975. Ms. Liu is also the chairman of So Dar Investment Corporation.
     Ing-Dar Liu has been our Independent Director since June 2005. He received a Master’s degree in electronic from National Chiao Tung University in Taiwan. He was the vice chairman of AU Optronics Corp. in 2001.
     Jing-Shan Aur has been our Independent Director since June 2005. He received a Bachelor’s degree in National Taiwan Ocean University. He was previously the chairman of APTOS Corp. in 2001.
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
     Michael Chang has been our Vice President since 2005. Mr. Chang received a Bachelor’s degree in Industrial Engineering from ChungYuan Christian University in 1984.
     Eva Chen has been our Chief Financial Officer since 2005. Ms. Chen received a Master’s degree in Accounting and Information Technology from National Chung Cheng University in 2007.
B.	Compensation of Directors, Supervisors and Executive Officers
     The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2006 was NT$378 million (US$11.6 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.
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
Difference between NASDAQ Requirement and Home Country Practices
     In general, corporate governance principles for Taiwanese companies are set forth in the ROC Company Act, the ROC Securities and Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for U.S. NASDAQ-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of Rule 4350 we do not follow and the home country practices we follow.
     Under the Rule 4350(c)(1), a majority of the board of directors must comprise of independent directors. We have three independent directors out of a total of nine directors on our board. Our standards in determining director independence substantially comply with the NASDAQ requirements, which include detailed tests for determining director independence. In Taiwan, to strengthen corporate governance of Taiwanese companies, the ROC Securities and Exchange Act Article 14-2 provides that public companies may appoint independent directors in accordance with its articles of incorporation. The government authority, however, may require a company to appoint two or more independent directors, who shall account for one-fifth or more of its total directors, depending on such company’s scale, shareholder structure, type of operations and other essential factors.
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
     Under the Rule 4350(h), each issuer shall conduct a review of all related party transactions on an ongoing basis and all such transactions shall be approved by the company’s audit committee or another comparable independent body. Under Rule 4350(i)(1) (A), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under the corresponding domestic requirements in the ROC Company Act and the ROC Securities and Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the ROC SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans. We follow the home country practice. ROC law provides for specific safeguards on employee stock option grants. Options granted under the plans are subject to certain statutory volume limitations. Under the ROC Company Act, the directors of a company may not receive stock options because they are not considered “employees” of the company.
D.	Employees
     As of December 31, 2006, we had 14,300 full-time employees. Of these employees, 13,282 were located in Taiwan, 957 were located in Mainland China, and 61 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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
     Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees stock in the aggregate amount of 26,779,433 shares and cash bonuses of NT$463 million in 2006.
     In July 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares of our common shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 40,000 options to purchase up to 40,000,000 shares under the 2002 Employee Stock Option Plan, of which 2,950 options were granted to certain of our executive officers. Some of our executive officers receiving options are also directors of our company, and the options granted to our officers have an initial exercise price of NT$15.6 per share. The options granted in February 2003 and May 2003 had an exercise price of NT$15.6 per share and NT$16.3 per share and a purchase price of nil. In August 2004, we adjusted the exercise price of the February 2003 and May 2003 options to NT$13.7 per share and NT$14.3 per share. In August 2005, we adjusted the exercise price of the February 2003 and May 2003 options to NT$11.9 per share and NT$12.4 per share. In August 2006, we adjusted the exercise price of the February 2003 and May 2003 options to NT$9.2 per share and NT$9.7 per share, respectively, and the options will expire five years from the date of grant if not previously exercised.

Number of shares issuable
upon exercise of options	Expiration Date	Exercise price
11,315,200	February 2008	NT$9.2
1,316,100	May 2008	NT$9.7
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
     Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 15, 2007, our most recent record date.

			Number of Ordinary
	Number of Shares	Percentage of	Shares Issuable on	Per Share Exercise	Exercisable
Name	Owned	Shares Owned	Exercise of Option	Price (NT$)	Period
Bough Lin	44,181,690	1.50%	—	9.2	February 2005 to February 2008
Chi-Wen Tsai	37,205,736	1.26%	110,000	9.2	February 2005 to February 2008
Wen-Lung Lin	32,030,319	1.09%	—	—	—
Yen-Chun Chang	10,528,006	*	—	9.2	February 2005 to February 2008
Wen-Jung Lin	6,390,554	*	—	—	—
Jerome Tsai (1)	7,625,121	*	—	—	—
Hsiu-Li Liu	13,695,214	*	—	—	—
Ing-Dar Liu	—	—	—	—	—
Jing-Shan Aur	142,042	*	—	—	—
Wen-Lung Cheng	6,909,481	*	—	—	—
Fu-Mei Tang	8,763,657	*	—	9.2	February 2005 to February 2008
Teresa Wang (2)	35,176,054	1.19%	—	—	—
Johnson Tien	584,246	*	72,000	9.2	February 2005 to February 2008
Kuo-Jui Tai	473,767	*	—	9.2	February 2005 to February 2008
Chien-An Chen	162,276	*	140,000	9.2	February 2005 to February 2008
Chien-Hua Chen	42,000	*	—	9.2	February 2005 to February 2008
Michael Chang	255,669	*	—	9.2	February 2005 to February 2008
Eva Chen	296,307	*	—	—	—

*	Less than 1%.

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company.
     See “—D. Employees” for a description of the 2002 Employee Stock Option Plan.
Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
     The following table presents information known to us concerning the record ownership of our shares as of December 31, 2005, December 31, 2006 and April 15, 2007 (our most recent record date) by (i) the ten largest shareholders of our company (as of April 15, 2007) and (ii) all directors, supervisors and executive officers as a group.

Other than Citibank, as the record owner of our American Depositary Shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	December 31, 2005		December 31, 2006		April 15, 2007(3)
		Percentage		Percentage
	Number of	of Shares	Number of	of Shares	Number of	Percentage
Name of beneficial owner	Shares Owned	Owned	Shares Owned	Owned	Shares Owned	of Shares Owned
Citibank (1)	177,076,825	7.60%	381,406,646	13.21%	578,526,411	19.64%
Kuming Investment Company Ltd. (2)	46,019,524	1.98%	54,472,728	1.89%	54,472,728	1.85%
Government of Singapore Investment Corp. PFE. Ltd.	19,617,600	0.84%	41,995,428	1.45%	46,196,805	1.57%
Bough Lin	53,721,979	2.31%	43,821,690	1.52%	44,181,690	1.50%
Citibank in Custody for Citigroup Global Markets Ltd.	6,480,530	0.28%	3,305,026	0.11%	44,079,309	1.50%
Sanford C. Bemstein & Co. Delaware Business Trust-Emerging Market Value Series	—	—	37,003,438	1.28%	39,498,168	1.34%
Chi-Wen Tsai	33,059,323	1.42%	37,108,736	1.29%	37,205,736	1.26%
HSBC in Custody for Goldman Sachs International Company	6,306,804	0.27%	3,686,403	0.13%	36,358,924	1.23%
Siliconware Investment Company Ltd.	32,089,876	1.38%	35,176,054	1.22%	35,176,054	1.19%
Wen-Lung Lin	29,220,133	1.25%	32,030,319	1.11%	32,030,319	1.09%
Directors and Supervisors as a group	200,819,715	8.62%	205,240,874	7.11%	202,647,874	6.88%

(1)	As record owner of our ADSs

(2)	Wen-Lung Lin is the president of Kuming Investment Company Ltd.

(3)	Our most recent record date.
     Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.
     As of May 31, 2007, a total of 115,496,299 ADSs and 2,945,321,788 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of May 31, 2007, 577,481,616 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of May 31, 2007, 577,481,616 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Sigurd Microelectronics Corp.
     In 2004, we didn’t have any transactions with Sigurd. For 2005 and 2006, we had total sales of packaging services to Sigurd of NT$31 million and NT$5 million (US$0.2 million), respectively.

ChipMOS Technologies Inc.
     For 2004, we had no sales to ChipMOS. For 2005 and 2006, the amounts of purchases we made with ChipMOS were immaterial.
•	We were obligated under a joint venture agreement with Mosel Vitelic to severally guarantee up to 30% of ChipMOS’s indebtedness if ChipMOS required a guarantee to secure financing. We did not guarantee any of ChipMOS’s indebtedness. Mr. Frank Lee, one of our officers, was a director of ChipMOS as of December 31, 2006.

•	Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda.
Phoenix Precision Technology Corporation
     We purchased semiconductor raw materials from Phoenix Precision Technology totaling, NT$2,876 million, NT$3,600 million and NT$3,101 million (US$95.2 million) in 2004, 2005 and 2006, respectively. The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. The average payment period is approximately 90 days from the date of completion of service or purchase. As of December 31, 2004, 2005 and 2006, we owed NT$231 million, NT$694 million and NT$346 million (US$10.6 million), respectively, in accounts payable, to Phoenix Precision Technology.
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
Litigation
     On March 1, 2006, we were informed of a civil lawsuit brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary, Siliconware USA, Inc., several other subcontractor companies and their subsidiaries. Tessera alleges that we infringed patents owned by Tessera and/or breached technology license agreements between us and Tessera by providing some of our packaging services. All parties in the lawsuit stipulated a stay of this action in its entirety, pending a final determination of investigation by the International Trade Commission with regard to an action that is directed against other parties, including some co-defendants in the litigation in the Northern District of California. Pursuant to the stipulation, the court stayed the litigation on May 24, 2007. Currently, we are unable to assess the potential liabilities arising out of this claim due to the fact that information provided with regard to the infringement scope is insufficient. In February 2007, we filed a request for reexamination with the U.S. Patent and Trademark Office, or the PTO, of all patents being asserted by Tessera in the lawsuit. The PTO has granted the reexamination for all patents.
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

			Total Number of
	Cash Dividend per	Stock Dividend per	Shares Issued as	Outstanding Shares
	share	share(1)	Stock Dividend(2)	at Year End

	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870
2001	0	1.45	235,421,212	1,852,761,683
2002	0	0	—	1,853,668,683
2003	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.

(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.

(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.

(4)	We did not declare a dividend in 2003 because our shareholders did not elect to declare such dividend, even though we generated net income in 2002.
B.	Significant Changes
     Our net operating revenues on an unconsolidated basis for the three months ended March 31, 2007 amounted to NT$13,751 million, representing a 2.3% increase from NT$13,439 million of our net operating revenues on an unconsolidated basis for the three months ended March 31, 2006. Our net operating revenues for the first three months of 2007 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2007. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share			Taiwan Stock Exchange
	(1)			Index
			Average Daily
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands
			of shares)
2002	39.6	15.3	18,277	6,462.30	3,850.04
2003	37.4	15.3	19,698	6,182.20	4,044.73
2004	42.2	19.8	20,556	7,135.00	5,255.06
2005	46.9	21.9	20,048	6,267.32	5,565.41
First Quarter	29.6	21.9	21,717	6,267.52	5,734.87
Second Quarter	32.9	26.8	17,325	6,373.86	5,715.16
Third Quarter	35.8	29.3	17,502	6,455.57	5,925.54
Fourth Quarter	46.9	29.1	25,098	6,575.53	5,632.97
2006	52.5	33.7	18,554	7,823.72	6,257.80
First Quarter	48.5	38.2	28,477	6,742.39	6,364.60
Second Quarter	47.2	34.7	17,794	7,474.05	6,299.59
Third Quarter	41.6	33.7	14,410	6,946.27	6,257.80
Fourth Quarter	52.5	38.9	14,444	7,823.72	6,874.98
November	52.5	41.6	19,470	7,567.72	7,013.99
December	51.3	47.1	8,972	7,823.72	7,450.30
2007 (up to May 31)	71.7	47.9	12,423	8,221.79	7,344.56
First Quarter	64.5	47.9	13,308	7,935.54	7,344.56
January	56.3	47.9	14,188	7,935.54	7,618.55
February	59.9	54.4	13,303	7,901.96	7,701.54
March	64.5	56.1	12,470	7,884.41	7,344.56
Second Quarter	71.7	61.2	11,221	8,221.79	7,875.42
April	70.8	61.2	11,299	8,084.45	7,875.42
May	71.7	63.0	11,149	8,221.79	7,903.04

Sources:	Taiwan Stock Exchange Statistical Data 1999-2007, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.
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

	Closing Price
	for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$
2002	5.48	2.23	394,006
2003	5.27	1.98	730,026
2004	6.00	2.83	1,047,141
First Quarter	6.00	4.24	2,040,297
Second Quarter	5.21	2.83	1,052,894
Third Quarter	3.85	2.84	551,108
Fourth Quarter	4.40	3.23	544,267
2005	6.95	3.08	719,177
First Quarter	4.32	3.08	461,689
Second Quarter	4.87	3.82	520,471
Third Quarter	5.38	4.55	821,256
Fourth Quarter	6.95	4.39	1,030,962
2006	7.94	4.74	1,786,700
First Quarter	7.19	5.54	2,156,481
Second Quarter	6.80	4.97	1,589,954
Third Quarter	6.35	4.74	1,683,423
Fourth Quarter	7.94	5.90	1,722,812
November	7.83	6.17	2,238,184
December	7.94	7.35	1,058,511
2007 (up to May 31)	11.16	7.45	1,812,227
First Quarter	10.11	7.45	1,696,505
January	8.77	7.45	1,957,370
February	9.37	8.66	1,629,621
March	10.11	8.65	1,517,118
Second Quarter	11.16	9.56	1,980,299
April	11.16	9.70	2,374,943
May	10.65	9.56	1,621,531

Source:	NASDAQ Stock Exchange.
(1)	As reported.
B.	Plan of Distribution
     Not applicable.
C.	Markets
     Our shares are listed on the Taiwan Stock Exchange and our ADSs are quoted on the NASDAQ National Market.
D.	Selling Shareholders
     Not applicable.
E.	Dilution
     Not applicable.

F.	Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A.	Share Capital
     Not applicable.
B.	Memorandum and Articles of Association
     The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by Taiwan law and our articles of incorporation.
     Objects and Purpose
     The scope of business of our company as set forth in Article 2 of our articles of incorporation includes:
     (a) The production, processing and purchase and sale of products, including IC, transistors, light emitting diode digital displays, light emitting diode display lamps, liquid crystal clock cores, photo diodes, hybrid circuits, thin film circuits and thick film circuits; and
     (b) The import and export of the products mentioned in the preceding paragraph.
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
     According to the ROC Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors and supervisors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute no more than 1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors and supervisors hold our issued shares at the ratios as required by the regulatory authority.
Shares
     As of May 31, 2007, our authorized share capital was NT$31.5 billion, divided into 3.15 billion shares, of which NT$29.5 billion, divided into 2.95 billion shares, were issued and outstanding. Our US$200 million convertible bonds issued in January 2002 were due in January 2007. We issued US$200 million of convertible bonds due 2009 in February 2004, of which an aggregate amount of US$33 million remained outstanding as of May 31, 2007. We issued 40,000 option rights to employees according to our 2002 Employee Stock Option Plan. As of May 31, 2007, 3,792.8 option rights remained outstanding. Other than our shares, ADSs, our convertible bonds and employee stock option rights, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of May 31, 2007. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by ROC law.
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
Shareholders’ Meetings
     We are required to hold an annual ordinary shareholders’ meeting once every fiscal year and within six months after the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting when our board of directors do not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for our benefit. At least 15 days advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The ROC Company Act also provides that in order to approve certain major corporate actions, including but not limited to any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of the whole or major part of the business or assets, removing directors or the distribution of any stock dividend, a special resolution may be adopted by the holders of at least two-thirds of our shares represented at a meeting of shareholders at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold not less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval.
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
     Beginning in 2007, however, remuneration to our directors and supervisors shall not exceed 1% of the balance after deducting the 10% legal reserve, which was approved in 2006 shareholders’ meeting.
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
License Agreement with Flip Chip Technologies, L.L.C.
     We entered into a license agreement with Flip Chip in November 1999, under which Flip Chip licensed to us the package design technology that enables us to attach silicon dies directly to substrates using solder bumping rather than wire bonding technology. Under the terms of this agreement, we make royalty payments based on the number of bumped wafers produced. This license will expire in November 2009.
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
     Aside from trade-related foreign exchange transactions, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50.0 million (or its equivalent) and US$5.0 million (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50.0 million (or its equivalent) and US$5.0 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into ROC by an ROC company or resident individual in a year will be offset by the amount remitted out of ROC by the company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.
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
     Passive Foreign Investment Company
     Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for 2006 and do not expect to become one in the future, although there can be no assurance in this regard.
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
     Our determination that we were not a PFIC in 2006 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.
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
Foreign Exchange Risk
     Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2006, sales in the amount of US$1182.4 million were denominated in US dollars. In 2006, material purchases from our overseas vendors in the amounts of US$282.0 million and ¥8,549 million were denominated in US dollars and Japanese yen, respectively. As of December 31, 2006, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$197 million. As of December 31, 2006, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$146.0 million and of ¥3,248 million, respectively. We adopt natural hedge as our risk management strategy for the currency exchange risk. Therefore, we possessed the equivalent portion of foreign currency assets and liabilities on December 31, 2006, which minimized the influence on fluctuation of foreign exchange. We did not utilize any derivative financial instrument to hedge our currency exposure.

	Expected Maturity Date
Expressed in NT$ amount						There-		Fair
(in millions)	2007	2008	2009	2010	2011	after	Total	value
On-balance sheet financial instruments
Assets
Marketable Securities Time Deposit (US$)	1,084	—	—	—	—	—	1,084	1,084
Liabilities
Long-term Debt:
Fixed Rate (US$)	19	2,708	—	—	—	—	2,727	4,123
Variable Rate (US$)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
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
     The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2006.

					2011 and
Debt Obligations	2007	2008	2009	2010	thereafter
		(in millions, except percentages)
US$-denominated debt:
Fix rate	19	2,708	—	—	—
Interest rate	—	—	—	—	—
NT$-denominated debt:
Variable rate	—	—	750	1,500	750

					2011 and
Debt Obligations	2007	2008	2009	2010	thereafter
		(in millions, except percentages)
Average interest rate		—	2.093%	2.093%	2.093%
Fix rate	—	—	—	—	—
Interest rate	—	—	—	—	—
RMB-denominated debt:
Variable rate	—	—	—	—	104
Average interest rate	—	—	—	—	6.156%
Fair value	37	4,086	750	1,500	854
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None of these events occurred in any of the years ended December 31, 2004, 2005 and 2006.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(c) and 15d-15(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, as appropriate to allow timely decisions regarding disclosure.
Management’s Annual Report on Internal Control over Financial Reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the COSO criteria. Our management’s assessment, as well as the effectiveness of internal control over financial reporting, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2006, as stated in their report included herein.

Attestation report of the registered public accounting firm
     See Report of Independent Registered Public Accounting Firm on page F-2.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report.
     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2005 and 2006.

	2005	2006	2006
	NT$ (in thousands)	NT$ (in thousands)	US$ (in thousands)

Audit Fees (1)	7,490	22,180	680.6
Audit-related Fees (2)	1,231	2,090	64.1
Tax Fees (3)	900	6,050	185.6
All Other Fees (4)	140	—	—

Total	9,761	30,320	930.3

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards and reviews of internal control.

(3)	Tax fees include fees billed for tax compliance services and tax advice services.

(4)	All other fees include fees billed for the review of the registration of capitalization of retained earnings.

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

Item 19. Exhibit Index

Exhibit
Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd. (English translation)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (1)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010) (2)

4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009) (3)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation) (4)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics (5)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	filed herewith.

(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(5)	Incorporated by reference to Exhibit 11.1 to our Year 2003 Form 20-F filed with the Commission on June 28, 2004.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD
By:	/s/ Eva Chen
	Name:	Eva Chen
	Title:	Chief Financial Officer

Date: June 20, 2007

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Siliconware Precision Industries Co., Ltd.
We have completed an integrated audit of Siliconware Precision Industries Co., Ltd. and its subsidiaries’ 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.
Consolidated financial statements
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers”, “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and accounting principles generally accepted in the Republic of China. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of ChipMOS Technologies Inc., an investee accounted for under the equity method, which statements reflect total assets of NT$38,635,027 thousand and NT$28,094,559 thousand as of December 31, 2006 and 2005, respectively, and total revenues of NT$19,824,561 thousand, NT$14,756,523 thousand and NT$14,867,877 thousand for each of the three years in the period ended December 31, 2006. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ChipMOS Technologies Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Notes 31 and 32 to the consolidated financial statements.
As discussed in Note 3, commencing from January 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 35, “Accounting for Asset Impairment” and amended Statement of Financial Accounting Standard No. 5, “Accounting for Long-term Equity Investment”, under which the Company ceased to delay in recognition of investment income of investees accounted for under the equity method until the subsequent year, and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the same period. Commencing from January 1, 2006, the Company adopted amended Statement of Financial Accounting Standard No. 34, “Accounting for Financial Instruments”, and No. 36, “Disclosure and Presentation of Financial Instruments”.

As discussed in Note 9, before January 1, 2005, the Company delayed recognition of investment income (loss) for certain investee companies accounted for under the equity method until subsequent year under ROC GAAP. Accordingly, the investment amount of NT$3,924,937 thousand at December 31, 2005 was based on the investees’ financial statements for the year ended December 31, 2005. The investment income of NT$1,100,044 thousand, recognized for these investee companies for the year ended December 31, 2005 was based on the investees’ financial statements for the years ended December 31, 2005 and 2004. The investment income of NT$247,328 thousand, recognized for these investee companies for the year ended December 31, 2004, was based on the investees’ financial statements for the year ended December 31, 2003.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Taichung, Taiwan
Republic of China
June 13, 2007

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2005	2006
	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash (Note 4)	12,340,833	14,731,488	452,025
Notes receivable, net	156,899	41,111	1,261
Accounts receivable, net (Notes 5 and 24 )	9,516,426	9,182,701	281,764
Other financial assets, current (Note 25)	823,295	677,241	20,781
Inventories (Note 6)	2,805,287	2,838,810	87,107
Deferred income tax assets, current (Note 21)	759,226	726,822	22,302
Other current assets — other	540,185	504,996	15,495

	26,942,151	28,703,169	880,735

Long-term Investments
Available for sale financial assets (Note 7)	2,379,209	7,883,601	241,903
Financial assets carried at cost (Note 8)	168,331	824,942	25,313
Long-term investments under the equity method (Note 9)	4,653,136	4,998,596	153,378

	7,200,676	13,707,139	420,594

Property, Plant and Equipment (Notes 10 and 25)
Cost:
Land	2,128,476	2,940,997	90,242
Buildings	7,158,668	7,922,133	243,085
Machinery and equipment	39,596,050	45,294,231	1,389,820
Utility equipment	785,110	845,050	25,930
Furniture and fixtures	638,432	663,820	20,369
Other equipment	1,562,453	1,876,598	57,582

	51,869,189	59,542,829	1,827,028
Less:Accumulated depreciation	(23,894,328)	(27,537,920)	(844,981)
Construction in progress and prepayments for equipment	2,277,389	1,844,789	56,606

	30,252,250	33,849,698	1,038,653

Other Assets
Refundable deposits	10,112	11,122	341
Deferred charges	804,700	690,805	21,197
Deferred income tax asset, noncurrent (Note 21)	1,709,675	1,644,254	50,453
Other assets — other (Note 11)	255,649	385,191	11,819

	2,780,136	2,731,372	83,810

TOTAL ASSETS	67,175,213	78,991,378	2,423,792

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2005	2006
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans	93,768	427,206	13,108
Notes payable	5,493	—	—
Accounts payable (Note 25)	5,124,110	4,116,616	126,315
Income tax payable (Note 21)	153,016	947,382	29,070
Accrued expenses	1,657,575	2,223,225	68,218
Other payables (Note 12)	2,532,728	1,829,129	56,125
Current portion of long-term loans (Notes 13 and 14)	1,790,895	18,687	574
Other current liabilities	109,860	400,285	12,283

	11,467,445	9,962,530	305,693

Long-term Liabilities
Bonds payable (Note 13)	11,310,300	2,708,145	83,098
Long-term loans (Note 14)	3,333,300	3,092,609	94,894

	14,643,600	5,800,754	177,992

Other Liabilities	239,161	291,881	8,956

Total Liabilities	26,350,206	16,055,165	492,641

Stockholders’ Equity
Capital stock (Notes 1 and 16)	23,289,193	28,877,574	886,087
Capital reserve (Note 17)
Additional paid in capital	6,863,226	12,526,844	384,377
Premium arising from merger	1,951,563	1,951,563	59,882
Other	38,590	167,246	5,132
Retained earnings (Note 18)
Legal reserve	1,179,104	2,003,494	61,476
Special reserve	141,053	50,029	1,535
Unappropriated earnings	8,241,034	13,413,928	411,597
Unrealized gain (loss) on available for sale financial assets	(737)	4,765,148	146,215
Cumulative translation adjustments	(47,463)	(22,276)	(684)
Net loss not recognized as pension cost	(1,828)	(1,787)	(55)
Treasury stock (Note 19)	(828,728)	(795,550)	(24,411)

Total Stockholders’ Equity	40,825,007	62,936,213	1,931,151

Commitments and Contingencies (Note 26)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	67,175,213	78,991,378	2,423,792

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE )

	For the years ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues	35,252,156	43,487,877	57,125,920	1,752,866
Cost of Goods Sold (Note 24)	(28,871,540)	(33,959,940)	(41,893,872)	(1,285,482)

Gross Profit	6,380,616	9,527,937	15,232,048	467,384

Operating Expenses
Selling expenses	(548,694)	(565,765)	(717,065)	(22,003)
General and administrative expenses	(746,695)	(855,917)	(1,078,217)	(33,084)
Research and development expenses	(752,473)	(857,730)	(1,194,178)	(36,642)

	(2,047,862)	(2,279,412)	(2,989,460)	(91,729)

Operating Income	4,332,754	7,248,525	12,242,588	375,655

Non-operating Income and Gain
Interest income (Note 29)	157,015	304,237	396,461	12,165
Investment income recognized under the equity method	307,728	447,950	1,153,630	35,399
Others	575,965	548,813	703,427	21,584

	1,040,708	1,301,000	2,253,518	69,148

Non-operating Expenses and Losses
Interest expenses (Note 29)	(353,321)	(241,578)	(130,443)	(4,003)
Impairment loss (Notes 3 and 20)	—	(202,650)	(27,013)	(829)
Others (Note 11)	(1,194,922)	(496,386)	(61,007)	(1,872)

	(1,548,243)	(940,614)	(218,463)	(6,704)

Income from Continuing Operations Before Income	3,825,219	7,608,911	14,277,643	438,099
Income Tax (Expense) Benefit (Note 21)	456,958	(15,517)	(948,574)	(29,106)

Income from Continuing Operations	4,282,177	7,593,394	13,329,069	408,993
Cumulative Effects of Changes in Accounting Principles (Note 3)	—	650,508	—	—

Net Income	4,282,177	8,243,902	13,329,069	408,993

	For the years ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
Basic Earnings Per Share (in dollars) (Note 22)
Income from continuing operations	1.55	3.02	5.26	0.16
Cumulative effects of changes in accounting principles	—	0.26	—	—

Net Income (Before Tax)	1.55	3.28	5.26	0.16

Net Income (After Tax)	1.74	3.28	4.91	0.15

Diluted Earnings Per Share (in dollars) (Note 22)
Income from continuing operations	1.18	2.86	4.93	0.15
Cumulative effects of changes in accounting principles	—	0.22	—	—

Net Income (Before Tax)	1.18	3.08	4.93	0.15

Net Income (After Tax)	1.36	3.07	4.61	0.14

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized Loss
	Capital Stock Issued			Retained Earnings			on Available	Cumulative	Net Loss Not
	Shares	Capital	Capital	Legal	Special	Unappropriated	for Sale	Translation	Recognized As	Treasury
	(Thousand)	Stock	Reserve	Reserve	Reserve	Earnings	Financial Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2004
Balance at January 1, 2004	1,885,174	18,851,737	8,099,110	467,014	302,780	2,918,612	—	3,278	—	(944,322)	29,698,209
Appropriation for legal reserve	—	—	—	283,872	—	(283,872)	—	—	—	—	—
Reversal of special reserve to unapppropriated earnings	—	—	—	—	(302,780)	302,780	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(57,153)	—	—	—	—	(57,153)
Employees’ cash bonus	—	—	—	—	—	(73,674)	—	—	—	—	(73,674)
Employees’ stock bonus	21,050	210,497	—	—	—	(210,497)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(663,066)	—	—	—	—	(663,066)
Stock dividends	189,447	1,894,476	—	—	—	(1,894,476)	—	—	—	—	—
Conversion of Euro convertible bonds	9,402	94,021	213,140	—	—	—	—	—	—	—	307,161
Long-term investment adjustments for investee company’s additional paid-in captal	—	—	(10,862)	—	—	—	—	—	—	—	(10,862)
Long-term investment adjustments for investee company’s cumulative translation adjustment	—	—	—	—	—	—	—	(144,331)	—	—	(144,331)
Cash dividends for treasury stock held by subsidiaries	—	—	9,455	—	—	—	—	—	—	—	9,455
Net income	—	—	—	—	—	4,282,177	—	—	—	—	4,282,177
Transfer of treasury stock to employees	—	—	(5,011)	—	—	—	—	—	—	150,138	145,127

Balance at December 31, 2004	2,105,073	21,050,731	8,305,832	750,886	—	4,320,831	—	(141,053)	—	(794,184)	33,493,043

2005
Balance at January 1, 2005	2,105,073	21,050,731	8,305,832	750,886	—	4,320,831	—	(141,053)	—	(794,184)	33,493,043
Appropriation for legal reserve	—	—	—	428,218	—	(428,218)	—	—	—	—	—
Appropriation for special reserve	—	—	—	—	141,053	(141,053)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(74,258)	—	—	—	—	(74,258)
Employees’ cash bonus	—	—	—	—	—	(175,927)	—	—	—	—	(175,927)
Employees’ stock bonus	18,766	187,655	—	—	—	(187,655)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(1,583,342)	—	—	—	—	(1,583,342)
Stock dividends	168,890	1,688,898	—	—	—	(1,688,898)	—	—	—	—	—
Unrealized loss on available for sale financial assets	—	—	—	—	—	—	(737)	—	—	—	(737)
Conversion of Euro convertible bonds	26,934	269,342	494,719	—	—	—	—	—	—	—	764,061
Employee stock option exercised	9,257	92,567	28,890	—	—	—	—	—	—	—	121,457
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	1,696	—	—	(41,705)	—	—	—	—	(40,009)
Long-term investment adjustment for investee company’s cumulative translation adjustment	—	—	—	—	—	(2,643)	—	93,590	—	—	90,947
Long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	(1,828)	—	(1,828)
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	(34,544)	(34,544)
Cash dividends for treasury stock held by subsidiaries	—	—	22,242	—	—	—	—	—	—	—	22,242
Net income	—	—	—	—	—	8,243,902	—	—	—	—	8,243,902

Balance at December 31, 2005	2,328,919	23,289,193	8,853,379	1,179,104	141,053	8,241,034	(737)	(47,463)	(1,828)	(828,728)	40,825,007

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
							Gain (Loss) on		Net Loss Not
	Capital Stock Issued			Retained Earnings			Available for	Cumulative	Recognized
	Shares	Capital	Capital	Legal	Special	Unappropriated	Sale Financial	Translation	As	Treasury
	(Thousand)	Stock	Reserve	Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2006
Balance at January 1, 2006	2,328,919	23,289,193	8,853,379	1,179,104	141,053	8,241,034	(737)	(47,463)	(1,828)	(828,728)	40,825,007
Appropriation for legal reserve	—	—	—	824,390	—	(824,390)	—	—	—	—	—
Appropriation for special reserve	—	—	—	—	(91,024)	91,024	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(149,324)	—	—	—	—	(149,324)
Employees’ cash bonus	—	—	—	—	—	(463,284)	—	—	—	—	(463,284)
Employees’ stock bonus	26,779	267,794	—	—	—	(267,794)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(4,169,558)	—	—	—	—	(4,169,558)
Stock dividends	241,015	2,410,149	—	—	—	(2,410,149)	—	—	—	—	—
Unrealized gain on available for sale financial assets	—	—	—	—	—	—	4,765,885	—	—	—	4,765,885
Conversion of Euro convertible bonds	277,870	2,778,697	5,692,509	—	—	—	—	—	—	—	8,471,206
Employee stock option exercised	13,174	131,741	15,729	—	—	—	—	—	—	—	147,470
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	30,645	—	—	37,300	—	—	—	—	67,945
Long-term investment adjustment for investee company’s cumulative translation adjustment	—	—	—	—	—	—	—	25,187	—	—	25,187
Long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	41	—	41
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	33,178	33,178
Cash dividends for treasury stock held by subsidiaries	—	—	53,391	—	—	—	—	—	—	—	53,391
Net income	—	—	—	—	—	13,329,069	—	—	—	—	13,329,069

Balance at December 31, 2006	2,887,757	28,877,574	14,645,653	2,003,494	50,029	13,413,928	4,765,148	(22,276)	(1,787)	(795,550)	62,936,213

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	4,282,177	8,243,902	13,329,069	408,993
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,727,223	6,053,840	6,752,711	207,202
Amortization	425,383	518,024	541,718	16,622
Bad debts expense	—	2,911	11,982	368
Recovery of decline in market value of short-term investments	(12)	—	—	—
Provision for (reversal of) reserve for sales allowance	36,082	(25,457)	(11,705)	(359)
Gain on disposal of investments	(69,584)	(37,173)	(82,908)	(2,544)
Provision for (recovery of) loss on obsolescence and decline in market value of inventory	(12,746)	5,603	(2,329)	(72)
Long-term investment income under the equity method	(307,728)	(1,098,458)	(1,153,630)	(35,398)
Cash dividend received from long-term investment under the equity method	27,832	198,805	175,742	5,393
Impairment loss	17,803	202,650	27,013	829
(Gain) loss on disposal of property, plant and equipment	52,291	(26,792)	(45,268)	(1,389)
Provision for loss on idle assets	460,539	68,766	27,672	849
Amortization of discount on long-term notes	2,367	1,712	6,537	201
Compensation interest on bonds payable	172,127	137,367	30,810	945
Foreign currency exchange (gain) loss on bonds payable	(668,742)	408,777	(113,157)	(3,472)
Loss on redemption of bonds payable	8,117	—	—	—
(Increase) decrease in assets:
Notes receivable	46,448	(84,816)	115,788	3,553
Accounts receivable	(405,172)	(3,767,018)	336,037	10,311
Other financial assets, current	14,937	(435,260)	131,029	4,021
Inventories	(68,977)	(831,822)	(30,214)	(927)
Deferred income tax assets	(464,386)	(159,586)	97,824	3,002
Other current assets	16,989	(20,433)	41,987	1,288
Increase (decrease) in liabilities:
Notes payable	(1,071,912)	4,509	(5,493)	(169)
Accounts payable	(34,962)	3,020,326	(1,009,711)	(30,982)
Income tax payable	(4,256)	116,664	794,366	24,374
Accrued expenses	255,763	593,046	561,278	17,222
Other payables	471,388	61,747	(368,631)	(11,311)
Other current liabilities	(168,362)	60,690	94,763	2,907
Other liabilities	(4,987)	193	—	—
Accrued pension liabilities	31,008	1,900	(3,268)	(100)

Net cash provided by operating activities	8,766,648	13,214,617	20,250,012	621,357

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Refund of (payment for) security deposits	(78,200)	34,295	9,200	282
Purchase of financial assets at fair value through profit or loss, current	(4,759,999)	(4,774,000)	—	—
Proceeds from disposal of financial assets at fair value through profit or loss, current	2,830,000	6,730,250	—	—
Purchase of financial assets carried at costs	—	—	(695,523)	(21,342)
Purchase of long-term investments under equity method	(265,156)	(6,334)	—	—
Proceeds on capital reduction from equity investee	16,900	—	7,683	236
Proceeds from disposal of long-term investments	736,118	303,477	91,386	2,804
Acquisition of property, plant and equipment	(9,784,816)	(8,244,928)	(11,038,964)	(338,722)
Proceeds from disposal of property, plant and equipment	259,587	58,090	268,735	8,246
Payment for deferred charges	(578,977)	(502,050)	(468,465)	(14,375)
Payment for refundable deposits	(1,825)	(1,151)	(1,191)	(36)
Refund from refundable deposits	5,995	5,394	—	—

Net cash used in investing activities	(11,620,373)	(6,396,957)	(11,827,139)	(362,907)

Cash flows from financing activities
Proceeds from short-term loans	—	93,768	331,107	10,160
Proceeds from long-term loans	6,300,000	—	3,086,072	94,694
Repayment of long-term loans	(9,149,169)	(3,216,965)	(5,132,256)	(157,479)
Redemption of bonds payable	(1,483,391)	(800,000)	—	—
Proceeds from issuance of bonds payable	6,646,000	—	—	—
Proceeds from deposit-in	110	200,990	256,495	7,870
Repayment of deposit-in	—	(1,045)	(42)	(1)
Decrease in deferred credit accounts	(5,562)	—	—	—
Proceeds from the exercise of employee stock option	—	121,457	147,470	4,525
Proceeds from disposal of treasury stock	145,128	—	—	—
Remuneration to directors and supervisors	(57,153)	(74,258)	(149,324)	(4,582)
Payment for stockholders’ dividends and employees’ bonuses	(736,712)	(1,759,232)	(4,579,452)	(140,517)

Net cash provided by (used in) financing activities	1,659,251	(5,435,285)	(6,039,930)	(185,330)

Effect on foreign currency exchange	(85,734)	36,065	7,712	237

Net (decrease) increase in cash and cash equivalents	(1,280,208)	1,418,440	2,390,655	73,357
Cash and cash equivalents at beginning of year	12,202,601	10,922,393	12,340,833	378,669

Cash and cash equivalents at end of year	10,922,393	12,340,833	14,731,488	452,026

Supplemental disclosures of cash flow information:
Cash paid for interest (excluding capitalized interest)	324,148	162,849	134,525	4,128

Cash paid for income tax	17,242	14,978	51,222	1,572

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	9,320,818	9,200,968	10,703,697	328,434
Add: Payable at beginning of the year	1,170,337	706,339	1,662,379	51,009
Less: Payable at end of the year	(706,339)	(1,662,379)	(1,327,112)	(40,721)

Cash paid	9,784,816	8,244,928	11,038,964	338,722

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
1.   History and Organization
(1)	Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (ROC) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. As of December 31, 2006, issued common stock was NT$28,877,574. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. As of December 31, 2006, the Company has 14,300 employees.

(2)	Consolidated subsidiaries

			% of ownership
			held by the
			Company as of
Name of investor	Name of subsidiaries	Main operating activities	December 31, 2006
The Company	Siliconware Investment Company Ltd.	Investment activities	100%

The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Communications and relationships with companies headquartered in North America	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Manufacturing and processing of module assembly, flash memory card and related products	100%
(3)	Non-consolidated subsidiaries

None.
2. Summary of Significant Accounting Policies
The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers”, “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and generally accepted accounting principles in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2006 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2005 and 2006 to the extent summarized in Note 31 to the consolidated financial statements.
The Company’s significant accounting policies are summarized as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
     Basic of Consolidation
Effective January 1, 2005, the Company adopted the amended Statement of Accounting Standards No. 7, “Consolidated Financial Statements”, which requires an entity to fully consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Retrospective adoption is not required. Significant inter-company transactions, and balances and unrealized gain (losses) on transactions between group companies are eliminated.
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
     Convenience Translation into US Dollars
The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2006 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$32.59 (in dollars) to US$1.00 (in dollars), the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 29, 2006. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.
     Classification of current and non-current assets/liabilities
A.	Assets with any one of the following characteristics are classified as current assets; all other assets are classified as non-current assets.
(1)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(2)	Assets held mainly for trading purposes;

(3)	Assets that are expected to be realized within twelve months from the balance sheet date;

(4)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	Liabilities with any one of the following characteristics are classified as current liabilities; all other liabilities are classified as non-current liabilities.
(1)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(2)	Liabilities arising mainly from trading activities;

(3)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(4)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.
     Financial assets at fair value through profit or loss
Investments in equity securities are recorded at the transaction date, rather than settlement date. Financial assets at fair value through profit or loss are measured at their market values at balance sheet date with gain or loss recognized in the current year’s results. The market value of open-end funds is determined by the net asset value at the balance sheet date. (Accounting treatment before December 31, 2005 is discussed in Note 3).
     Cash and Cash Equivalents
Cash includes cash deposits in banks, certificates of deposits and time deposits. Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and with maturity dates that do not present significant risk of changes in value because of changes in interest rates.
     Accounts Receivable
Accounts receivable expected to be collected over one year are recorded at present value by using predetermined interest rate whereas those expected to be collected within one year are not reported at present value due to the fact that the difference between the maturity value and the fair value discounted by implicit interest rate is immaterial and the frequency of transactions is high.
     Allowance for Doubtful Accounts
The allowance for doubtful accounts is estimated based on the evaluation of collectibility and aging analysis of notes receivable, accounts receivables and other receivables.
     Allowance for Sales Discounts
The allowance for sales discounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable. The Company accrues sales allowance based on the terms of sales agreements and management’s estimate upon the time it recognizes revenue.
     Inventories
Inventories are recorded at cost when acquired under a perpetual inventory system and are stated at the lower of aggregate cost, determined by the weighted-average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost, while market values of finished goods and work in processes are determined on the basis of net realizable value. The allowance for loss on obsolescence and decline in market value is provided based on management’s analysis on inventory aging and obsolescence, when necessary.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
     Available-for-sale securities
Investments in equity securities are recorded at the transaction date, rather than settlement date. Available-for-sale securities are measured at fair value at balance sheet date with changes in fair value recorded as adjustments to the shareholders’ equity. The accumulated adjustments of unrealized gain or loss are realized in earnings in the period when the financial assets are disposed. Fair values of listed securities are measured at their closing price at balance sheet date. The Company recognizes impairment loss whenever there is evidence of impairment. Impairment loss recognized previously for equity securities is not restored. Accounting treatment before December 31, 2005 is discussed in Note 3.
     Financial assets measured at cost
Equity securities measured at fair value along with transaction costs are recorded at the transaction date. Equity securities without quoted market values are recorded at cost. The Company recognizes impairment loss whenever there is evidence of impairment. Impairment loss is not restored. Accounting treatment before December 31, 2005 is discussed in Note 3.
     Long-term Investments Accounted for under Equity Method
A. Long-term equity investments in which the Company owns at least 20% of the voting rights of the investee companies are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company. The excess of the acquisition cost over the investee’s fair value of the identifiable net assets acquired is capitalized as goodwill and tested for impairment annually. Long-term equity investments in which the Company has controlling interests over the investee companies are included in the annual and semi-annual consolidated financial statements.
B. Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income or expense over the assets’ economic service lives. Unrealized gain from other types of intercompany transactions is reported as deferred credits classified as current or non-current liabilities.
C. When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.
D. The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in the stockholders’ equity.
E. When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted first to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings
     Property, Plant and Equipment
A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized and depreciated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus an additional year as the salvage value. Salvage values of fixed assets which are still in use after reaching their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of fixed assets are 3 to 15 years, except for buildings, which are 20 to 55 years.

C.	Maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated accordingly. When fixed assets are disposed, their original cost and accumulated depreciation are removed from the corresponding accounts, with gain or loss recorded as non-operating income or loss.

D.	Idled assets are stated at the lower of book value or net realizable value and are reclassified to other assets. Differences between book value and net realizable value are reported as losses in current earnings.
     Deferred Charges
The costs of computer software system purchased externally and tooling cost are recognized as deferred charges and amortized on the straight-line basis over the useful lives of 2 to 10 years. Convertible bonds issuance costs are amortized over the period of the bonds.
     Land Use Right
The rental cost for Siliconware Technology (Suzhou) Limited to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract period of 50 to 70 years.
     Bonds Payable
According to Interpretation letter ref. (95) 078, “Compound Financial Instrument with Multiple Embedded Derivatives Issue”, issued by R.O.C. Accounting Research and Development Foundation (ARDF), the Company’s accounting policies of its convertible bonds issued on or prior to December 31, 2005 are as follows:
A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of the redemption period.

B.	When a bondholder exercises his/her conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess to capital reserve; no gain or loss is recognized on bond conversion.

C.	The related issuance costs of convertible bonds are recorded as deferred charges and amortized over the lives of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder fails to exercise his/her redemption right upon expiration. The balance of the compensation interest payable is amortized over the period from the date following the expiration date to the maturity date using the effective interest method.

E.	The convertible bonds with redemption options are classified as current or non-current liabilities based on the date of redemption.
There is no convertible bond issued after December 31, 2005.
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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
     Income Tax
A.	In accordance with ROC FAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified as current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted ROC SFAS No. 12, “Accounting for Investment Tax Credits” in determining the investment tax credit. The investment tax credits relating to the acquisition cost of qualifying machinery and technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustment in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current year’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings be subject to an additional 10% corporate income tax, which is recognized as expense at the time the stockholders resolve to retain the earnings.
     Revenue Recognition
Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured.
     Research and Development
Research and development costs are expensed as incurred.
     Employee Stock Option Plan
According to Interpretation letter ref. (92) 072, “Accounting for Employee Stock Option Plans”, issued by ARDF, the Company adopts intrinsic value method for the recording of compensation expenses.
     Treasury Stock
A.	The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock and as a reduction of shareholders’ equity.

B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, determined by the weighted-average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve arising from treasury stock and the remainder, if any, is charged against retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Stocks of the Company held by the subsidiaries are treated as treasury stock. Subsidiaries’ gain on disposal of the Company’s stocks and the cash dividend income received from the Company are recorded as additional paid-in capital — treasury stock.
     Earnings Per Share
A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period after considering the retroactive effect of stock dividend, capitalization of capital reserve, and stock bonus to employees. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

B.	The Company’s dilutive potential common shares are employee stock options and convertible bonds. In computing the dilutive effects of the employee stock options and convertible bonds, the Company applies the treasury stock method and if-converted method, respectively.
     Impairment loss
A.	The Company recognizes impairment loss whenever event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

B.	An impairment loss recognized in prior years is reversed if there has been a change in the estimates used to determine recoverable amount since the last impairment loss was recognized, or the impairment loss caused by a specific external event of an exceptional nature that is not expected to recur. However, an impairment loss is reversed only to the extent that it does not increase the carrying amount of an asset above the carrying amount that would have been determined for the asset (net of amortization or depreciation) had no impairment loss been recognized in prior years. Impairment loss for goodwill is not reversed.
3. Effects of Changes in Accounting Principle
A.	Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 35, “Accounting for Assets Impairment” in the Republic of China. As a result of the adoption of SFAS No. 35, total assets and shareholders’ equity decreased by $163,650 as of December 31, 2005 and net income decreased by $163,650 for the year ended December 31, 2005. As a result of recognition of impairment loss, basic earnings per share decreased by $0.07 for the year ended December 31, 2005.

B.	Effective January 1, 2005, the Company ceased to delay in recognizing investment income (loss) from certain equity-method investees in accordance with the amended Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment” in the Republic of China. The cumulative effect attributable to this change in accounting principle for the year ended December 31, 2005 was $650,508, which was based on the investees’ financial statements for the year ended December 31, 2004.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	Effective January 1, 2006, the Company adopted the amended SFAS No. 1,“Conceptual Framework for Financial Accounting and Preparation of Financial Statements”, SFAS No. 5,“Accounting for Long-term Equity Investment”, SFAS No. 7,“Consolidated Financial Statements”, SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, and SFAS No. 35, “Accounting for Assets Impairment”, which discontinued amortization of goodwill. This change of accounting principle had no effect on the financial statements as of and for the year ended December 31, 2006.

D.	Effective January 1, 2006, the Company adopted the newly released SFAS No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments”. The Company has properly reclassified certain accounts on December 31, 2005 based on its holding purpose and abilities in accordance with such standard and the “Rules Governing the Preparation of Financial Reports by Securities Issuers”. Accounting policies through December 31, 2005 are summarized as follows:
(1)	Short-term Investments

Short-term investments are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of listed stocks and close-end mutual funds are determined by the average closing price of the last month of the accounting period. The market value of open-end funds is determined by the net asset value at the balance sheet date. The excess of aggregate cost over market value is recorded as a loss in the current year.

(2)	Long-term investments in equity securities — under the cost method

Long-term equity investments in which the Company owns less than 20% of the voting rights and has no significant influence over the investee companies are accounted for (a) at cost, if the investee company is not listed or (b) at the lower of cost or market value, if the investee company is listed. Valuation allowance for the unrealized loss under this method is shown in the stockholders’ equity. When it becomes evident that there has been a permanent impairment in value and the chance of recovery is minimal, loss is recognized in the current year. However, if there is evidence that the Company has significant influence over the investee company, the investment is accounted for under the equity method.

(3)	As a result of the adoption of SFAS No. 34 and No. 36, total assets and total shareholders’ equity increased by $9,277,206 as of January 1, 2006 with no material impact on net income and earnings per share for the year ended December 31, 2006.
4. Cash

	December 31,
	2005	2006
	NT$	NT$

Cash on hand	1,809	1,967
Savings accounts and checking accounts	3,074,661	900,744
Time deposits	9,264,363	13,828,777

	12,340,833	14,731,488

As of December 31, 2005 and 2006, the interest rates for time deposits ranged from 0.85% to 4.36% and from 1.16% to 5.34%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
5. Accounts Receivable

	December 31,
	2005	2006
	NT$	NT$

Accounts receivable	9,595,886	9,262,446
Less: Allowance for sales discounts	(67,180)	(55,475)
Allowance for doubtful accounts	(12,280)	(24,270)

	9,516,426	9,182,701

6. Inventories

	December 31,
	2005	2006
	NT$	NT$

Raw materials and supplies	2,418,288	2,495,977
Work in process	336,923	305,710
Finished goods	100,769	84,910

	2,855,980	2,886,597
Less: Allowance for loss on obsolescence and decline in market value of inventory	(50,693)	(47,787)

	2,805,287	2,838,810

7. Available-for-sale Financial Assets — Non-Current

	December 31,
	2005	2006
	NT$	NT$

Cost of listed Securities	2,379,209	3,118,283
Valuation adjustment	—	4,765,318

	2,379,209	7,883,601

8. Financial Assets Carried at Cost — Non-Current

	December 31,
	2005	2006
	NT$	NT$

Unlisted securities	168,331	824,942

There are no reliable quoted prices for unlisted securities, and therefore these investments are carried at cost.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
9. Long-term Investments Accounted for Under The Equity Method
A.	Details of long-term investments in stocks are summarized as follows:

	December 31,
	2005		2006
		Percentage of		Percentage of
Investee company	Amount	ownership	Amount	ownership
	NT$		NT$

Equity methods:
ChipMOS Technologies Inc.	3,924,937	28.75%	4,998,596	28.76%
Sigurd Microelectronics Corp.	728,199	24.03%	—	—
Artest Corporation	—	30.09%	—	30.09%
Double Win Enterprise Co., Ltd.	84,450	24.14%	84,450	24.14%

	4,737,586		5,083,046
Less : Accumulated impairment loss	(84,450)		(84,450)

	4,653,136		4,998,596

B.	The recognition of investment income (loss) for ChipMOS Technologies Inc. (“ChipMOS”), an investee accounted for under the equity method, was based on the financial statements of the investee for the same period in 2001 and before. Commencing from January 1, 2002, with the approval from ROC SFB, recognition of investment income (loss) has been delayed until the subsequent year. Therefore, the Company recognized investment loss of NT$365,669 and investment income of NT$247,238 for the years ended December 31, 2003 and 2004, based on ChipMOS’s audited financial statements for the years ended December 31, 2002 and 2003. Commencing from January 1, 2005, the Company ceased to delay in recognition of investment income. Therefore, the Company recognized investment income of NT$432,715 for the year ended December 31, 2005. The deferred recognition of the investment income of NT$667,770, which was based on ChipMOS’s audited financial statements for the year ended December 31, 2004, was added to the cumulative effects of changes in accounting principles in 2005 in accordance with SFAS No. 5.

C.	The Company’s investment in Universal consists of cumulative preferred stock and common stock, both with voting right. The holders of the preferred stock are entitled to receive cumulative dividends at the rate of 10% per annum. In the event of any liquidation of the investee, the holders of the preferred stock shall be entitled to receive, in preference to the holders of the common stock, an amount equal to original investment amount plus any undeclared and unpaid dividends. The recognition of investment income (loss) for Universal has been delayed until the subsequent year. Commencing from January 2003, the Company recognizes the investment income for Universal based on the financial statements of the investee for the same period. For the year ended December 31, 2004, the Company recognized investment income of NT$7,600 for preferred stock in accordance with the preference of the preferred stock of Universal. As for the common stock investment in Universal, in 2004, the investment loss of NT$23,825 for common stock was recognized based on Universal Communication Technology Inc.’s (“Universal”) audited financial statements for the year ended December 31, 2004. At March 1, 2005, Universal merged with Sigurd Microelectronics Corp. (“Sigurd”). Universal was dissolved as a result of this transaction and the Company obtained 6,595 thousand shares of Sigurd’s common shares. For the year ended December 31, 2005, the investment loss of NT$9,775 was recognized based on Universal’s unreviewed financial statements for the two months ended February 28, 2005.

D.	Recognition of investment income has been consistently delayed until the subsequent year for Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd. Accordingly, the investment incomes of NT$95 and NT$4,490 in Taiwan Hi-tech Corporation and Double Win Enterprise Co., Ltd , respectively, for the year ended December 31, 2004 were based on the audited financial statements of the investee companies for the year ended December 31, 2003. The Company disposed all of its ownership in Taiwan Hi-tech Corporation in 2004. The deferred recognition of the investment loss of NT$17,262 from Double Win’s 2004 financial results was added to the cumulative effects of changes in accounting principles in 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
E.	For Artest Corporation, the Company owns non-cumulative preferred stock with voting right. According to ROC FAS No. 5, “Accounting for Long-term Investments”, the recognition of investment income (loss) for investments in preferred stock is based on the right to the earning distribution. Since the preferred stock is non-cumulative, investment income (loss) is recognized upon dividend declaration. No dividend was declared in 2003 and 2004. Therefore, no investment income was recognized in 2004 and 2005. However, for the years ended December 31, 2004 and 2005, Artest Corporation, has incurred significant losses since our investments and there is no indication of recovery in the near future, we concluded that the impairment loss was other than temporary. Accordingly, we recorded impairment charges of NT$7,720 in 2004 on this long-term equity investment to write off the carrying value of the investment to its fair value. As of December 31, 2004, the carrying amount of investment in Artest was written down to $0.

F.	Due to the merger of Sigurd, one of the Company’s investees originally accounted for under the equity method, with the other company on June 12, 2006, the Company is not able to exercise significant influence on Sigurd and its percentage of ownership has been reduced to below 20%. The Company reclassified the investment in Sigurd as available-for-sale financial asset — non-current and recorded unrealized gain on available-for-sale financial asset of NT$123,950.

G.	For the years ended December 31, 2004, 2005 and 2006, the Company recognized investment income (loss) of NT$(11,523), NT$485,503 and NT$1,153,630, respectively, for all other investees accounted for under the equity method based on investees’ audited financial statements for the same periods.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
10.  Property, Plant and Equipment

	December 31, 2005
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$

Land	2,128,476	—	2,128,476
Buildings	7,158,668	(1,735,422)	5,423,246
Machinery and equipment	39,596,050	(20,639,321)	18,956,729
Utility equipment	785,110	(362,988)	422,122
Furniture and fixtures	638,432	(338,418)	300,014
Other equipment	1,562,453	(818,179)	744,274
Construction in progress and prepayments for equipment	2,277,389	—	2,277,389

	54,146,578	(23,894,328)	30,252,250

	December 31, 2006
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$

Land	2,940,997	—	2,940,997
Buildings	7,922,133	(2,139,091)	5,783,042
Machinery and equipment	45,294,231	(23,649,108)	21,645,123
Utility equipment	845,050	(413,059)	431,991
Furniture and fixtures	663,820	(363,940)	299,880
Other equipment	1,876,598	(972,722)	903,876
Construction in progress and prepayments for equipment	1,844,789	—	1,844,789

	61,387,618	(27,537,920)	33,849,698

For the years ended December 31, 2004, 2005 and 2006, total interest expense amounted to NT$364,347, NT$261,252 and NT$131,404, respectively, of which NT$11,026, NT$19,674 and NT$961 was capitalized to property, plant and equipment. The interest rates used to calculate the capitalized interest were ranged from 0.73%, 1.22 % and 6.156% in the respective periods.
11.  Other Assets — Other

	December 31,
	2005	2006
	NT$	NT$

Land	108,087	108,087
Others	147,562	277,104

	255,649	385,191

The Company designated one of its officers to purchase the parcel of land, Da-Pu-Chu No. 123-2, and registered the title of the land under the officer’s personal name. As of December 31, 2006, the land purchase has been completed and payments been made in full. The Company has entered into a trust contract with the designated officer, which provides the Company with land use right for nil consideration. The trust contract prohibits the title owner from transferring the land and/or land use right under any circumstances.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
12.  Other Payables

	December 31,
	2005	2006
	NT$	NT$

Payables for equipment	1,662,380	1,326,811
Accrued value-added tax payable	232,307	—
Other payables	638,041	502,318

	2,532,728	1,829,129

The accrued value-added tax payable was due to certain revenues previously applied zero percent of value-added tax deemed taxable by the Tax Authority. The case has been closed and the full amount has been paid.
13.   Bonds Payable

	December 31,
	2005	2006
	NT$	NT$

Euro convertible bonds payable	10,819,494	2,724,455
Add: Compensation interest payable	490,806	2,377

	11,310,300	2,726,832

Less: Current portion of long-term bonds payable	—	(18,687)

	11,310,300	2,708,145

A.	On January 28, 2002, the Company issued five-year (from January 28, 2002 to January 28, 2007) zero coupon Euro Convertible bonds amounting to US$200,000 (in thousands) listed on the Luxembourg Stock Exchange. Major terms of the issue are as follows:
(1)	The Company may redeem the bonds at any time on or after July 29, 2004 and prior to December 29, 2006 at their principal amount together with accrued interest, if (i) the market price of the shares of the Company for 20 out of 30 consecutive trading days is at least 130% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Redemption at the option of the bondholders:

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
The conversion price was established on the issuance date at NT$32.9 (in dollars) per share. The conversion price is subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilutions. As of December 31, 2006, the conversion price was NT$24.01 (in dollars) per share.

(5)	As of December 31, 2006, the convertible bonds with the principal amount of US$158,515 (in thousands) have been converted into 202,691 thousand shares, which resulted in an increase of capital reserve of NT$3,707,790. For the years ended December 31, 2005 and 2006, the convertible bonds with the principal amount of US$21,315 (in thousands) and US$128,360 (in thousands), respectively, were converted into the Company’s shares. For the years ended December 31, 2005 and 2006, no repurchase or redemption was occurred. As of December 31, 2006, the Company repurchased and cancelled the bonds with the principal amount of US$40,985 (in thousands) from open market.

(6)	As of December 31, 2005 and 2006, the principal amounts of unconverted bonds aforementioned were US$128,860 (in thousands) and US$500 (in thousands)

(7)	The principal amount of the unconverted bonds aforementioned of US$500 (in thousands) was redeemed on January 28, 2007.
B.	On February 5, 2004, the Company issued five-year (from February 5, 2004 to February 5, 2009) zero coupon Euro Convertible bonds amounting to US$200,000 (in thousands) listed on the Luxembourg Stock Exchange. Major terms of the issue are as follows:
(1)	The Company may redeem the bonds at any time on or after February 5, 2006 and prior to January 29, 2009 at their principal amount, if (i) the market price of the shares of the Company for 20 out of 30 consecutive trading days is at least 120% of the conversion price or (ii) at least 90% in principal amount of the bonds has already been redeemed, repurchased and cancelled or converted.

(2)	Redemption at the option of the bondholders:

The Company will, at the option of the bondholders, redeem such bonds on February 5, 2008 at the principal amount.

(3)	Conversion period:

At any time between March 17, 2004 and January 29, 2009.

(4)	Conversion price and adjustment:

The conversion price was established on the issuance date at NT$47.035 (in dollars) per share. The conversion price will be subject to adjustment for bonus issues, right issues, distributions of cash and stock dividends and other dilutions. As of December 31, 2006, the conversion price was NT$34.42 (in dollars) per share.

(5)	As of December 31, 2006, the convertible bonds with the principal amount of US$116,979 (in thousands) has been converted into 111,515 thousand shares, which resulted in an increase of capital reserve of NT$2,692,576. For the year ended December 31, 2005, no convertible bond was converted into the Company’s shares. As of December 31, 2006, the Company did not repurchase any of the bonds from the open market.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(6)	As of December 31, 2005 and 2006, the principal amounts of unconverted bonds aforementioned were US$200,000 (in thousands) and US$83,021 (in thousands)
C.	According to Interpretation letter ref. (95) 078, “Compound Financial Instrument with Multiple Embedded Derivatives Issue”, issued by ARDF, the Company decides not to bifurcate the embedded derivatives from their host contacts issued on or prior to December 31, 2005.
14.  Long-term Loans

		December 31,
Nature of loans	Repayment period	2005	2006
		NT$	NT$

Commercial papers	Repayable in 4 semi-annual installments from November 2009	—	3,000,000
Secured loans	Repayable in August 2011	—	104,135
Credit loans	Repayable in 3 semi-annual installments from July 2006	4,800,000	—
Credit loans	Repayable in July 2006	324,195	—

		5,124,195	3,104,135
Less: Current portion of long-term loans		(1,790,895)	—
Discount on commercial paper		—	(11,526)

		3,333,300	3,092,609

Interest rates		2.06%~5.18%	2.093%~6.156%

The loan agreements require, among other things, the maintenance of certain specific financial ratios and consent obtained from the majority banks on certain covenants. As of December 31, 2006, the company was in compliance with all such financial covenants.
15.  Pension Plan and Net Pension Cost
A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005 and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% (5% before July 2005) of the employees’ monthly salaries and wages to the pension fund deposited with the Central Trust of China, the custodian. Pension benefits are generally based on service years (two units earned per year for the first 15 years of service and one unit earned for each additional year of service with a maximum of 45 units). One unit represents six-month average wages and salaries before retirement of the employees.

B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net pension costs amounting to NT$101,629 and NT$245,742 was recognized for the six months ended December 31, 2005 and for the year ended December 31, 2006, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for SPIL’s defined benefit pension plan:
(1)	Assumptions used in actuarial calculations as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
Discount rate	2.50%	3.00%	3.25%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate of return on plan assets	2.50%	3.00%	3.25%

	2005	2006
	NT$	NT$

Vested benefit	(19,968)	(40,207)

Vested benefit obligation	(19,444)	(39,145)

Accumulated benefit obligation	(903,265)	(974,226)

(2)	Changes in benefit obligation during the years ended December 31, 2005 and 2006:

	2005	2006
	NT$	NT$

Projected benefit obligation at beginning of year	(1,041,495)	(1,193,899)
Service cost	(85,852)	(37,095)
Interest cost	(32,987)	(38,802)
Loss on projected benefit obligation	(46,193)	(80,790)
Benefit paid	12,628	3,677

Projected benefit obligation at end of year	(1,193,899)	(1,346,909)

(3)	Changes in plan assets during the years ended to December 31, 2005 and 2006:

	2005	2006
	NT$	NT$

Fair value of plan assets at beginning of year	808,825	905,531
Actual return on plan assets	12,298	23,270
Employer contributions	97,036	56,125
Benefits paid	(12,628)	(3,677)

Fair value of plan assets at end of year	905,531	981,249

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Funded status at December 31, 2005 and 2006:

	2005	2006
	NT$	NT$

Fair value of plan assets	905,531	981,249
Projected benefit obligation	(1,193,899)	(1,346,909)

Funded status	(288,368)	(365,660)
Unrecognized transition assets	(4,564)	(3,651)
Unrecognized net actuarial loss	260,133	339,675

Accured pension cost	(32,799)	(29,636)

(5)	Components of net periodic cost for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
	NT$	NT$	NT$

Service cost	145,610	85,852	37,095
Interest cost	26,172	32,987	38,802
Expected return on plan assets	(16,760)	(25,150)	(29,430)
Recognition of transition assets	(913)	(913)	(913)
Recognition of actuarial loss	14,201	6,160	7,408

Net periodic pension cost	168,310	98,936	52,962

D.	SUI has established a defined contribution pension plan covering substantially all employees. The plan provides for up to 15% of voluntary salary reduction contributions by eligible participants as well as discretionary matching contributions from SUI to its employees’ individual pension accounts. The contribution from SUI is recorded as pension costs in the current period.

E.	Siliconware Technology (Suzhou) Limited has a funded defined contribution plan covering certain employees who are qualified as permanent residents of Suzhou. According to the retirement plan, Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages to the Bureau of Social Insurance and recognizes as pension expense.
16.  Capital Stock
A.	As of December 31, 2006, the authorized capital of the Company was NT$31,500,000 represented by 3,150,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2006, issued common stock was NT$28,877,574 represented by 2,887,757,400 shares.

B.	On June 12, 2006, the stockholders of the Company resolved to capitalize the unappropriated earnings of NT$2,410,149 and the employee bonus of NT$267,794 by issuing 267,794 thousand new shares. Registration for the capitalization has been completed.

C.	The Company issued NT$1,500,000 thousand American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 per ADS. As of December 31, 2006, the outstanding ADSs amounted to 102,369,388 units. Major terms and conditions of the ADSs are summarized as follows:
(1)	Voting Rights

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

(2)	Distribution of Dividends

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.
D.	In July 2002, the Board of directors of the Company resolved to issue up to 40,000 units of employee stock option. Each unit of employee stock option is entitled to subscribe 1,000 shares of the Company’s common stock. The Company has to issue additional 40,000,000 shares of common stock if all of the employee stock options are exercised. The exercise price of the employee stock option is subject to adjustment for distribution of cash dividend or changes in capital stock in accordance with certain formula. The granted employee stock option will expire in five years and graded vested after two years of service in accordance with the employee stock option plan.
(1)	For the year ended December 31, 2006, details of the employee stock option granted, exercised and cancelled and exercise price of the employee stock option were as follows:

		Weighted
		average
	Number	exercise price
	of shares	(in NT dollars)

Outstanding options at January 1, 2004	37,511	$15.67
Granted	—	—
Forfeited/cancelled	(1,683)	13.76

Outstanding options at December 31, 2004	35,828	13.76
Exercised	(9,257)	13.12
Forfeited/cancelled	(223)	15.10

Outstanding options at December 31, 2005	26,348	11.95
Exercised	(13,174)	11.23
Forfeited/cancelled	(543)	11.07

Outstanding options at December 31, 2006	12,631	9.25

(2)	As of December 31, 2006, the details of the outstanding employee stock option were as follows:

Options granted				Options vested
Exercise		Weighted	Weighted		Weighted
price		average	average		average
(in NT	Number	remaining	exercise price	Number	exercise price
dollars)	of options	contractual life	(in NT dollars)	of options	(in NT dollars)
$9.2~$9.7	12,631	1.14 Years	$9.25	2,113	$9.27

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
17. Capital Reserve
A.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks can only be transferred to capital once every year. The transfer of capital reserve to capital can not be made in the year the company issued new shares and the amount to be capitalized is subject to certain limitation.
18. Retained Earnings
A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:
(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.
B.	The Company currently maintains modified business growth. The Company will adopt surplus dividend payout policy according to its operation plans, business development, capital expenditure, and capital demand. Among the total dividends distributed, cash dividend payout ratio is 0% ~ 50% and the rest is stock dividend. However, the Company reserves the right to adjust the payout ratios of cash dividends and stock dividends in correspondence to the actual economic environment, business operation, and cash holding position. The new payout policy will be implemented after resolved by the board and approved by shareholders.

C.	As of March 21, 2007, the board of directors of the Company has not resolved the distribution of the year 2006 earnings. Therefore, any information in relation to the year 2006 earnings will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges after the board’s resolution and the shareholders’ approval is obtained.

D.	Legal reserve can only be used to offset deficits or increase capital. The legal reserve can be used to increase capital when and only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the legal reserve.

E.	In accordance with the ROC SFB regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments such as cumulative foreign currency translation adjustment and unrealized loss on available-for- sale financial assets. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on long-term investments no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
F.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. This 10% additional tax on undistributed earnings can be used as tax credit by the stockholders, including foreign stockholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the Company’s corporate income tax as tax credit against its individual income tax liability effective 1998. As of December 31, 2006, the undistributed earnings derived on or after January 1, 1998 was NT$13,413,928.

G.	As of December 31, 2006, the balance of stockholders’ imputation tax credit account of the Company was NT$37,339. The rate of stockholders’ imputation tax credit to undistributed earnings is approximately 0.28%. However, the actual stockholders’ imputation rate is subject to change since the actual stockholders’ tax credit rate is based on the rate on the dividend allocation day. In 2006, the stockholders’ imputation rate on the distributed earnings is 1.08%.

H.	On June 12, 2006, the stockholders of the Company resolved to distribute stock dividends of NT$2,410,149 and cash dividends of NT$4,169,558, respectively. The total amount of dividends per share, including stock dividends of NT$0.96 (in dollars) per share and cash dividends of NT$1.66 (in dollars) per share, was NT$2.62 (in dollars).

J.	The Company’s earnings distribution of 2005 for employee bonuses and directors’ and supervisors’ remunerations were as follow:

The amount of the actual
earnings distributions
approved by shareholders in 2006
NT$
(a) The amount of the retained earnings distributed
1. Employees’ cash bonuses	$463,284

2. Employees’ stock bonuses
(i) Shares (in thousands of shares)	26,780

(ii) Amounts	$267,794

(iii) As a percentage of outstanding common shares	1.17%

3. Directors’ and supervisors’ remunerations	$149,324

(b) Informations regarding earnings per common share(in dollors)
1. Original earnings per common share (note 1)	$3.59

2. Adjusted earnings per common share (note 2)	$3.21

Note 1:	Not retroactively adjusted by the common shares issued on capitalization of earnings in 2006.

Note 2:	Adjusted earnings per share = (Net income-Employees’ bonus-Remunerations to directors and supervisors)/Weighted average outstanding common shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
19. Treasury Stock
As of December 31, 2006, Siliconware Investment Company Ltd., the subsidiary of the Company, holds 35,176 thousand shares of the Company’s stock, with book value of NT$22.58 (in dollars) per share. None of the treasury stock held by the subsidiary was sold in 2006. The closing price of the Company’s stock was NT$51.2 (in dollars) per share on December 31, 2006.
20. Impairment of Assets
Effective January 1, 2005, the Company adopted ROC Statement of Financial Accounting Standards No. 35, “Accounting for Impairment of Assets”. For the years ended December 31, 2005 and 2006, the Company recognized asset impairment losses of NT$202,650 and NT$27,013 as follows:

	Impairment loss on long-term investment
	For the year ended December 31,
	2005	2006
	NT$	NT$
Recognized in income statement	202,650	27,013

Recognized in shareholders’ equity	—	—

F.	Impairment loss of NT$79,200 recognized for the year ended December 31, 2005 for long-term investment in Universal, which was triggered by the merger with Sigurd and the investment’s carrying amount exceeded the recoverable amount.

G.	Impairment loss of NT$84,450 recognized for the year ended December 31, 2005 for long-term investment in Double Win. The management believed the impairment loss was triggered by the downturn of the overall market and industry where Double Win operated, as well as the fact that Double Win withdrew from public trading in 2005.

H.	For the year ended December 31, 2006, SPIL (B.V.I) Holding Limited, an subsidiary of the Company, recognized an impairment loss of NT$39,000.

I.	For the year ended December 31, 2006, Siliconware Investment Company Ltd. and SPIL (B.V.I) Holding Limited, subsidiaries of the Company, recognized a total amount of impairment loss of NT$27,013.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
21. Income Tax
SPIL and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax benefit is as follows:

	2004	2005	2006
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate (25%)	963,891	2,083,671	3,613,846
Tax exempt income and other permanent differences	(367,301)	(780,039)	(1,518,940)
Investment tax credits	(1,434,949)	(834,025)	(1,147,432)
Tax on interest income separately taxed	3,671	1,006	—
Changes in valuation allowance for deferred tax assets	366,342	(579,627)	(28,798)
Prior year’s (over) under provision	(3,935)	112,570	29,898

Income tax (benefit) expense for current year	(472,281)	3,556	948,574
Additonal 10% tax on undistributed earnings	15,323	11,961	—

Income tax (benefit) expense	(456,958)	15,517	948,574
Adjustments:
Net change of deferred tax assets	464,386	272,156	(102,987)
Decrease (increase) in income tax payable	3,935	(112,570)	127,778
Tax on interest income separately taxed	(3,671)	(1,006)	—
Prepaid and withholding tax	(20,957)	(25,176)	(49,487)
Subsidiary’s tax (refund receivable) payable	(6,565)	(12,510)	6,899

Income tax (refund receivable) payable	(19,830)	136,411	930,777

Income tax payable carried over from prior year	36,352	16,605	16,605

A.	For the years ended December 31, 2004,2005 and 2006, significant portion of the permanent differences are derived from the income tax exemption of capital gain resulted from the security transactions, long-term investment income accounted for under the equity method, and the revenue from assembly of certain integrated circuit products exempted from income tax.

B.	As of December 31, 2005 and 2006, deferred tax assets and liabilities were as follows:

	December 31,
	2005	2006
	NT$	NT$

Deferred tax assets, current	759,226	726,963
Deferred tax liabilities, current	—	(141)

	759,226	726,822

Deferred tax assets, noncurrent	2,232,063	1,991,506
Deferred tax liabilities, noncurrent	(219,101)	(172,909)

	2,012,962	1,818,597
Valuation allowance for deferred tax assets	(303,287)	(174,343)

	1,709,675	1,644,254

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The details of deferred tax assets and liabilities as of December 31, 2005 and 2006 were as follows:

	December 31,
	2005		2006
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	55,803	13,951	56,715	14,179
Compensation interest from bonds payable	—	—	2,377	594
Unrealized loss on sales allowance	67,180	16,795	55,475	13,868
Unrealized foreign exchange (gain) loss	155,641	38,910	(7,370)	(1,842)
Allowance for doubtful accounts	12,280	3,070	23,904	5,976
Others	—	—	8,752	2,188
Investment tax credit		686,500		692,000

		759,226		726,963
Allowance for deferred tax assets		—		(141)

		759,226		726,822

Noncurrent
Temporary difference
Unrealized loss on long-term investments	667,009	166,753	78,303	19,576
Depreciation expense	(669,724)	(167,431)	(639,742)	(159,936)
Unrealized foreign currency exchange gain arising from bonds payable	(206,678)	(51,670)	(51,892)	(12,973)
Compensation interest from bonds payable	490,806	122,702	—	—
Unrealized loss on idle assets	322,543	80,636	259,203	64,801
Others	—	—	11,895	2,974
Loss carryforwards	25,513	6,378	120,850	30,212
Investment tax credit		1,855,594		1,873,943

		2,012,962		1,818,597
Allowance for deferred tax assets		(303,287)		(174,343)

		1,709,675		1,644,254

Valuation allowance for deferred tax assets relates primarily to unrealized loss on long-term investments and allowance for investment tax credits.

D.	The Company’s income tax returns have been assessed and approved by the Tax Authority through 2003.

E.	The income tax returns of Siliconware Investment Company Ltd. have been assessed and approved by the Tax Authority through 2004.

F.	According to the income tax regulation of the People Republic of China applied to qualifying foreign investment production enterprise, Siliconware Technology (Suzhuo) Limited is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction which applies to the tax rate of 7.5%, commencing from the first cumulative profit-making year net of losses carried forward. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities of an application filed by the investor, be refunded 40% of the income tax already paid in relation to the reinvested amount.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
G.	As of December 31, 2006, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration Years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	2,752,167	1,924,947	2008 to 2010
Qualifying research and development expenditure	755,763	622,646	2008 to 2010
Qualifying investments in significant technology companies	22,175	18,350	2008

	3,530,105	2,565,943

H.	The Company has met the requirement of Statute for Upgrading Industries and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from January 2004 and from January 2006. The 5-years income tax exemption will expire in December 2008 and 2010, respectively. Also, in order to entitle to 5-year income tax exemption, the Company filed registration of capitalization plan in 2005 for its expansion of assembly and testing of integrated circuited business to the Industrial Development Bureau of Ministry of Economic Affairs and has received the approval in 2006.
22. Earnings Per Share

	For the year ended December 31, 2004
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$ (in dollars)
Basic earnings per share	3,825,219	4,282,177	2,453,630	1.55	1.74

Dilutive effect of employee stock option	—	—	30,643
Dilutive effect of 2nd Euro convertible bonds	(116,658)	(134,373)	211,255
Dilutive effect of 3rd Euro convertible bonds	(286,427)	(214,820)	186,715

Diluted earnings per share	3,422,134	3,932,984	2,882,244	1.18	1.36

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2005
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$ (in dollars)
Basic earnings per share
Income from continuing operations	7,608,911	7,593,394		3.02	3.02
Cumulative effects of changes in accounting principles	650,508	650,508		0.26	0.26

Net income	8,259,419	8,243,902	2,516,506	3.28	3.28

Dilutive effect of employee stock option	—	—	20,271
Dilutive effect of 2nd Euro convertible bonds	396,552	424,053	206,027
Dilutive effect of 3rd Euro convertible bonds	368,262	349,696	189,068

Diluted earnings per share	9,024,233	9,017,651	2,931,872	3.08	3.07

	For the year ended December 31, 2006
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$ (in dollars)
Basic earnings per share
Net income	14,277,643	13,329,069	2,716,477	5.26	4.91

Dilutive effect of employee stock option	—	—	12,650
Dilutive effect of 3rd Euro convertible bonds	22,562	33,421	168,743

Diluted earnings per share	14,300,205	13,362,490	2,897,870	4.93	4.61

The weighted average treasury stock held by SPIL and the subsidiary has been deducted in the calculation of weighted average outstanding common stock for the years ended December 31, 2004, 2005 and 2006. The basic and diluted earnings per share for the years ended December 31, 2004 and 2005 were retroactively adjusted for all subsequent stock dividends and employees’ stock bonus.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
23. Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2004
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel costs
Payroll	3,490,892	1,006,299	4,497,191
Labor and health insurance	232,279	70,448	302,727
Pension expense	132,973	41,254	174,227
Others	347,540	53,985	401,525

	4,203,684	1,171,986	5,375,670

Depreciation	5,586,033	141,190	5,727,223

Amortization	270,576	108,338	378,914

	For the year ended December 31, 2005
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	4,097,484	1,145,219	5,242,703
Labor and health insurance	289,956	80,644	370,600
Pension expense	160,601	46,144	206,745
Other	493,121	72,690	565,811

	5,041,162	1,344,697	6,385,859

Depreciation	5,896,261	157,579	6,053,840

Amortization	342,091	141,039	483,130

	For the year ended December 31, 2006
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	5,280,258	1,337,313	6,617,571
Labor and health insurance	414,906	104,812	519,718
Pension expense	245,299	60,541	305,840
Other	597,393	102,805	700,198

	6,537,856	1,605,471	8,143,327

Depreciation	6,579,537	173,174	6,752,711

Amortization	358,635	167,361	525,996

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24. Related Party Transactions
1.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
ChipMOS Technologies Inc.	Investee company accounted for under the equity method

Sigurd Microelectronics Corporation	The Company holds directorship

Phoenix Precision Technology Corporation	The Company holds directorship

Hai-Feng Fundation	Same chairman of the board of the directiors
2.	Significant Transactions with Related Parties
(1)	Sales

	For the years ended December 31,
	2004		2005		2006
		% of		% of		% of
	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT $

Sigurd Microelectronics Corporation	—	—	31,218	—	5,217	—

The selling prices and collection terms offered to the related parties were generally comparable to those offered to non-related parties. The collection period is approximately three months from the date of sale.
(2)	Purchases

	For the years ended December 31,
	2004		2005		2006
		% of net		% of net		% of net
	Amount	purchase	Amount	purchase	Amount	purchase
	NT$		NT$		NT $
Phoenix Precision Technology	2,875,934	18	3,600,039	18	3,100,909	13
Others	—	—	—	—	83	—

	2,875,934	18	3,600,039	18	3,100,992	13

The purchase prices and payment terms provided by the related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase.
(3)	Other Income

	For the years ended December 31,
	2004		2005		2006
		% of		% of		% of
		other		other		other
	Amount	income	Amount	income	Amount	income
	NT$		NT$		NT $
Others	411	—	2,021	—	12,614	2

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(4)	Other Expenses

	For the years ended December 31,
	2004		2005		2006
		% of		% of		% of
		other		other		other
	Amount	expenses	Amount	expenses	Amount	expenses
	NT$		NT$		NT $
Others	6,711	—	11,505	—	12,153	—

(5)	Accounts Receivable

	December 31,
	2005		2006
		% of		% of
		accounts		accounts
	Amount	receivable	Amount	receivable
	NT$		NT $
Sigurd Microelectronics Corporation	9,695	—	0	—

(6)	Accounts payable

	December 31,
	2005		2006
		% of		% of
		accounts		accounts
	Amount	payable	Amount	payable
	NT$		NT $
Phoenix Precision Technology Corporation	694,261	14	345,745	8

(7)	Other Receivables

	December 31,
	2005		2006
		% of other		% of other
	Amount	receivables	Amount	receivables
	NT$		NT $
Others	79	—	11,288	2

(8)	Other payable

	December 31,
	2005		2006
		% of other		% of other
	Amount	payable	Amount	payable
	NT$		NT $
Others	7,741	—	4,807	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
25. Assets Pledged as Collaterals
As of December 31, 2005 and 2006 the following assets have been pledged as collaterals against certain obligations of the Company:

	December 31,
Assets	2005	2006	Subject of collateral
	NT$	NT $
Buildings	—	284,633	Long-term loans
Land use rights	—	38,465	Long-term loans
Machinery and other equipment	92,208	—	Loan-term loans
Time deposits (shown as other financial assets, current)	215,905	206,705	Guarantees for custom duties and income tax liabilities

	308,113	529,803

26. Commitments and Contingencies
A.	As of December 31, 2006, the Company’s issued but unused letters of credit for imported machinery and equipment were NT$392,396.

B.	For its future expansion, the Company entered into several contracts with a total purchasing price of NT$1,748,822, of which a total amount of NT$723,113 has not been paid as of December 31, 2006.

C.	The Company entered into 6 contracts with five entities for the use of certain technologies and patents related to packaging system of integrated circuit products. The Company agreed to pay royalty fees based on the total number of certain products sold. Four contracts are valid through December 2007, November 2014, January 2010 and January 2011, respectively. The other two contracts are valid through when all patents included in the contract expire.

D.	On March 1, 2006, we were informed of a civil lawsuit brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary, Siliconware USA, Inc., several other subcontractor companies and their subsidiaries. Tessera alleges that we infringed patents owned by Tessera and/or breached technology license agreements between us and Tessera by providing some of our packaging services. All parties in the lawsuit stipulated a stay of this action in its entirety, pending a final determination of investigation by the International Trade Commission with regard to an action that is directed against other parties, including some co-defendants in the litigation in the Northern District of California. Pursuant to the stipulation, the court stayed the litigation on May 24, 2007. Currently, we are unable to assess the potential liabilities arising out of this claim due to the fact that information provided with regard to the infringement scope is insufficient. In February 2007, we filed a request for reexamination with the U.S. Patent and Trademark Office, or the PTO, of all patents being asserted by Tessera in the lawsuit. The PTO has granted the reexamination for all patents.
27. Significant Disaster Loss

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     None.
28. Significant Subsequent Event
A.	On December 21, 2006, the board of the Company resolved to sell its Taipei office with an amount of NT$185,009 suggested by China Credit Information Service, Ltd. The passage of title was completed on February 26, 2007 with a disposal loss of NT$32,276.

B.	On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc. for US$191,147 thousands and recorded an investment income of $246,552 for the period form January 1, 2007 to March 27, 2007, based on the Company’s unreviewed financial statements as of and for the three-month period ended March 31, 2007. The Company recognized gain on disposal of investment of NT$793,350 in the first quarter of 2007. Also, the Company acquired common stock ownership in ChipMOS Technologies (Bermuda) Ltd., the parent company of ChipMOS Technologies Inc., through private stock offering for US$76,459 thousands in the first quarter of 2007.
29. Other
1.	Financial Statement Reclassification

Certain accounts stated in the December 31, 2005 financial statements have been reclassified to conform to the presentation of December 31, 2006 financial statements.
2.	Fair Values of Financial Instruments:

	December 31,
	2005			2006
		Fair Value			Fair Value
			Estimated			Estimated
		Quotation in an	using a		Quotation in an	using a
	Book Value	active market	valuation	Book Value	active market	valuation
	NT$	NT$	NT$	NT$	NT$	NT$
Non-derivative financial instruments:
Financial assets
Financial assets with book value equal to fair value	22,847,565	—	22,847,565	24,643,663	—	24,643,663
Available-for-sale financial assets — non-current	2,379,209	11,669,769	—	7,883,601	7,883,601	—
Financial assets carried at cost — non-current	168,331	—	—	824,942	—	—

	25,395,105	11,669,769	22,847,565	33,352,206	7,883,601	24,643,663

Financial liabilities
Financial liabilities with book value equal to fair value	11,675,727	—	11,675,727	9,449,061	—	9,449,061
Bonds payable (including current portion)	11,310,300	15,528,396	—	2,726,832	4,122,897	—
Long-term loans	3,333,300	—	3,333,300	3,092,609	—	3,127,992

	26,319,327	15,528,396	15,009,027	15,268,502	4,122,897	12,577,053

          Methods and assumptions used to estimate the fair values of financial instruments are as follows:
(1)	Financial assets and liabilities with book value proxies to fair value are cash, notes receivable, accounts receivable, other current financial assets, refundable deposits, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term debts, other current liabilities and other liabilities because of their short maturities.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	Available-for-sale financial assets — non-current are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.

(3)	Financial assets carried at cost are recorded at costs due to the lack of quoted market prices derived from the active market and the reasonable measurement for the fair value.

(4)	The fair value of long-term loans with fixed interest rates is estimated by the discounted future cash flows. The discount rate, 1.875%, is based on the interest rate of the similar long-term loan, which the Company would have acquired. The fair value of long-term loans with floating interest rates is based on book values.

(5)	The fair value of bonds payable and current portion of bonds payable is based on its quoted market price.
3.	Financial assets and liabilities with the risk of interest rate fluctuation:

As of December 31, 2006, the Company’s financial assets and liabilities with fair value risk of interest rate fluctuation were NT$14,535,482 and NT$5,715,306, respectively. The financial liabilities with cash flow risk of interest rate fluctuation were NT$104,135.
4.	Financial assets and liabilities whose changes in fair value are not recognized in earnings:

The Company’s interest income and interest expense from financial assets and liabilities whose changes in fair value were not recognized in earnings were NT$396,461 and NT$130,443, respectively, for the year ended December 31, 2006. Available-for-sale financial assets are measured at fair value at balance sheet date. Changes in fair value recorded as the adjustment of the shareholders’ equity in 2006 were NT$4,765,318.

5.	Financial risk control:

The Company has implemented appropriate risk management and control processes to identify, measure, and control the risks associated with the market, credit, liquidity, and cash flows.

6.	Financial risk information:
A.	Financial Assets: investments in equity instruments

December 31, 2006
NT$
Available-for-sale financial assets	7,883,601
Financial assets carried at cost	824,942

8,708,543

(1)	Market risk:

The Company’s investments in equity instruments are exposed to the market price risk. However, the Company performs risk management controls to minimize the potential loss to an acceptable level. The Company believes that the probability of significant market risk is low.
(2)	Credit risk:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s investments in available-for-sale financial assets are through creditable financial institutions. The expected credit exposure to such financial institutions is low. For equity investments carried at cost, the Company has evaluated counter parties’ credit condition each time when the Company entered the investment transaction. Thus the credit risk is low.
(3)	Liquidity risk:

The Company’s available-for-sale financial assets are traded in active markets, which can be sold at the prices not significantly different from their market value. The Company is exposed to a greater liquidity risk for equity instruments measured at cost due to the fact that no active market exists for these instruments.
(4)	Cash flow risk of interest rate:

The Company’s investments in equity financial assets are non-interest related, so the cash flows from equity instruments are independent of change on market interest rates.
B.	Financial liabilities: debt instruments

December 31, 2006
NT$
Bonds payable	2,726,832
Long-term loans	3,092,609

5,819,441

(1)	Market risk:

Debt instruments include zero-coupon convertible bonds embedded with call and put options, fixed interest-bearing bonds, and long-term loans. The fair value changes of our USD denominated convertible bonds are affected by the stock price. However, the Company can minimize the market price risk by exercising the call option and reduce the foreign exchange rate exposure by maintaining equivalent amounts of assets denominated in USD. The Company’s long-term loans are not exposed to fair value risks because the borrowings were issued at variable rates.

(2)	Credit risk:

Debt instruments issued by the Company do not have significant credit risk.

(3)	Liquidity risk:

The Company maintains sufficient working capital to meet its cash requirements. The Company believes that there is no significant liquidity risk.

(4)	Cash flow risk of interest rate:

The Company’s zero-coupon bonds, fixed interest rate bearing bonds, and fixed interest rate borrowings are not exposed to cash flow interest rate risk. The Company’s floating interesting rate borrowings which effective interest rate moves together with the market interest rate exposed the Company to the future cash flow risk. However, the Company believes that there is no significant cash flow risk.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. Eliminated transactions between parent company and subsidiaries

	Name of the counter party and amount
	Siliconware
	Precision	Siliconware	SPIL (B.V.I.)
	Industries Co.,	Investment	Holding	Siliconware
Transactions	Ltd.	Company Ltd.	Limited	USA Inc.
	NT$	NT$	NT$	NT$

For the year ended December 31, 2004
Eliminate long-term investment and stockholders’ equity	(2,586,396)	932,002	1,654,394	—
Eliminate subsidiary’s long-term investment on parent company	758,684	(758,684)	—	—
Eliminate accrued expense and accounts receivable	42,078	—	—	(42,078)
Eliminate coompensation expense and revenue	(414,501)	—	—	414,501

For the year ended December 31, 2005
Eliminate long-term investment and stockholders’equity	(3,548,866)	1,754,547	1,794,319	—
Eliminate subsidiary’s long-term investment on parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	63,003	—	—	(63,003)
Eliminate coompensation expense and revenue	(417,418)	—	—	417,418

For the year ended December 31, 2006
Eliminate long-term investment and stockholders’equity	(5,321,470)	3,073,571	2,247,899	—
Eliminate subsidiary’s long-term investment on parent company	1,801,014	(1,801,014)	—	—
Eliminate prepaid comission and unearned revenue	(4,865)	—	—	4,865
Eliminate coompensation expense and revenue	(478,608)	—	—	478,608

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
30. Segment Information
A.	Operation in Different Industries

The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits. Besides, the chief operating decision makers review the operating results of the entire consolidated company to make decisions for allocating resources and evaluating performance. The Company as a whole is treated as only one operating and reportable segment.

B.	Operations in Different Geographic Areas

The Company has no significant foreign operations. Therefore, ROC FAS No. 20, “Segmental Information Disclosure” is not applicable.

C.	Sales

Geographic areas	2004	2005	2006
	NT$	NT$	NT$
Taiwan	14,127,011	16,535,182	20,500,146
U.S.	17,097,454	19,925,903	28,278,609
Canada	2,903,942	4,423,182	5,766,647
Others	1,123,749	2,603,610	2,580,518

	35,252,156	43,487,877	57,125,920

Sales by geographic region are identified by the location where customers are headquartered.

D.	Major Customers

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year. No identity of segment for each major customer listed below is applicable due to the Company’s unclassified segment operation.

	2004		2005		2006
		% of		% of		% of
Customers	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Customer A	$4,065,553	12	$4,125,562	10	$4,540,738	8
Customer B	4,068,676	12	4,762,838	11	5,733,910	10

	8,134,229	24	8,888,400	21	$10,274,648	18

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31. US GAAP Reconciliation
The accompanying consolidated financial statements have been prepared in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.
The following is a summary of the material adjustments to net income (loss) and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:
Reconciliation of consolidated net income:

	For the years ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
Net income as reported under ROC GAAP	4,282,177	8,243,902	13,329,069	408,993
US GAAP adjustments:
Compensated absences	800	(9,800)	(12,868)	(395)
Compensation	(699,072)	(1,234,862)	(1,909,445)	(58,590)
Employee stock option			(27,331)	(839)
Impairment on long-term investments	—	13,260	28,885	886
Embedded derivative	(80,154)	(2,422,617)	(2,986,828)	(91,648)
Adjustment to the gain on disposal of available for sale marketable securities	(1,431)	—	—	—
Treasury stock transferred to employee	(192,498)	—	—	—
Equity investments:				—
Timing difference	398,686	(657,851)	—	—
Net income (loss) variance between US GAAP and ROC GAAP	(8,322)	36,820	9,409	289
Accounting for loss in preferred stock	(28,885)	—	—	—
Total US GAAP adjustments	(610,876)	(4,275,050)	(4,898,178)	(150,297)
Taxation effect	(260)	2,450	(17,529)	(538)

Net income under US GAAP	3,671,041	3,971,302	8,413,362	258,158

Earnings per share under US GAAP (in dollars)
Basic	$1.51	$1.59	$3.11	$0.10

Diluted	$1.16	$1.58	$3.10	$0.10

Weighted average number of common stock outstanding (in thousands)
Basic	2,438,942	2,495,182	2,700,950	2,700,950
Effect of dilutive securites Employee stock option	30,339	20,070	14,840	14,840
3rd Euro convertible bonds	184,860		—	—

Diluted	2,654,141	2,515,252	2,715,790	2,715,790

Reconciliation of consolidated shareholders’ equity

	For the years ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
Total shareholders’ equity as reported under ROC GAAP	33,493,043	40,825,007	62,936,213	1,931,151
US GAAP adjustments:
Compensated absences	(20,300)	(30,100)	(42,968)	(1,319)
Compensation	(437,841)	(880,403)	(1,294,248)	(39,713)
Impairment on long-term investments	(212,569)	(199,309)	(170,424)	(5,229)
Embedded derivative	7,177	(2,415,440)	(1,185,762)	(36,384)
Available for sale marketable securities	852,678	9,177,049	—	—
Defined benefit	—	—	(209,558)	(6,430)
Equity investments:
Timing difference	657,853	—	—	—
Net income variance between US GAAP and ROC GAAP	88,411	125,160	185,989	5,707
Technology and know-how contributed to a joint venture investee	(210,417)	(210,417)	(210,417)	(6,457)
Siguard merged Universal	—	116,662	—	—
Equity adjustment for ChipMOS’s pension	—	—	(14,730)	(452)
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	149,540
Taxation effect	6,598	9,048	(8,481)	(260)

Shareholders’ equity under US GAAP	39,098,133	51,390,757	64,859,114	1,990,154

Movements in shareholders’ equity in accordance with US GAAP:

	2005	2006
	NT$	NT$	US$
Balance at January 1, as reported	39,098,133	51,390,757	1,576,887
Net income under US GAAP	3,971,302	8,413,362	258,158
Employee stock bonus	542,114	882,991	27,094
Employee stock option-amortized compensation	—	27,331	839
Adjustment for investee companies’ capital reserve	(40,009)	67,945	2,085
Long-term investment write-off	(71)	—	—
Cumulative translation adjustment on long-term investment	90,947	25,187	773
Change in fair value of available for sale marketable securities	8,323,633	(4,576,257)	(140,419)
Employee stock option exercised	121,457	147,470	4,525
Conversion of Euro convertible bonds	764,061	8,471,206	259,933
Sigurd merged Universal	116,662	—	—
Cash Dividends	(1,583,342)	(4,169,558)	(127,940)
Adjustment for investee company’s unrecognized pension cost	(1,828)	41	1
Adjustment for investee company’s treasury stock variances	(34,544)	33,178	1,018
Cash dividends for treasury stock held by subsidiaries	22,242	53,391	1,638
ECB conversion — APIC	—	4,316,358	132,444
Pension Plan	—	(209,558)	(6,430)
Adjustment for ChipMOS’s pension	—	(14,730)	(452)

Balance at December 31	51,390,757	64,859,114	1,990,154

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The balance sheet accounts under US GAAP is as follows:

	2005	2006
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	12,274,391	6,098,188	187,118
Short-term investments	66,442	8,633,300	264,907
Notes receivable, net	156,899	41,111	1,262
Accounts receivable, net	9,516,426	9,182,701	281,764
Inventories	2,805,287	2,838,810	87,107
Other current assets	2,145,608	2,127,710	65,287

	26,965,053	28,921,820	887,445

Long-term investments	16,309,673	13,497,558	414,162
Property, plant and equipment	30,252,250	33,635,348	1,032,076
Intangible assets	4,873,500	4,873,500	149,540
Other assets	2,766,281	2,841,933	87,202

Total Assets	81,166,757	83,770,159	2,570,425

Current liabilities	15,770,704	11,330,304	347,662
Long-term liabilities	13,766,135	6,978,404	214,127
Other liabilities	239,161	602,337	18,482

Total Liabilities	29,776,000	18,911,045	580,271
Total Stockholders’ Equity	51,390,757	64,859,114	1,990,154

Total Liabilities and Stockholders’ Equity	81,166,757	83,770,159	2,570,425

The significant accounting policies for the reconciliation from ROC GAAP to US GAAP is as follows:
(1)	Consolidation

Under ROC GAAP, Statement of Accounting Standards No. 7 “Consolidated Financial Statements” requires that an entity fully consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries are eliminated.

Under US GAAP, the FASB released Interpretation No. 46 (R), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (FIN No. 46) in December 2003, which clarifies Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires existing unconsolidated variable interest entities (VIE) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In other words, the Company would be the primary beneficiary of such entity if it absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both. The Company performed analysis for VIEs and did not identify any variable interest entity pursuant to FIN No. 46.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2) Compensated Absences
Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services.
(3) Stock-based Compensation
Employee Stock Option
Before January 1, 2006, the Company elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123, “Accounting for Stock-Based Compensation,” (FAS 123) were used. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the stock-based compensation expense for the Company’s stock options based upon the fair-value as determined by Black-Scholes option-pricing model at the grant date for the years ended December 31, 2004 and 2005, the Company’s net income (loss) and earnings (loss) per share would have been the pro-forma amount indicated as follows:

	For the years ended December 31,
	2004	2005
	NT$	NT$

Net income	3,671,041	3,971,302
Less: Stock compensation expense	(95,870)	(64,825)

Pro forma	3,575,171	3,906,477

	For the years ended December 31,
	2004	2005
	NT$	NT$

Basic earnings per share
As reported	1.51	1.59

Pro forma	1.47	1.57

Diluted earnings per share
As reported	1.16	1.58

Pro forma	1.12	1.55

From January 1, 2006, the Company adopted FAS No. 123(R) (Revised 2004), “Share-Based Payment” which eliminated the alternative to use Opinion 25’s intrinsic value method and required the use of the fair value method with forfeitures estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of the Company’s stock options is subject to change due to the distribution of stock dividends. The Company was required to measure the effects of the modification and record incremental compensation cost if any. For the year ended December 31, 2006, the Company recorded share-based compensation expense of NT$27,331 and will continue to incur share-based compensation charges of NT$2,857 in a weighted-average period of 0.14 year.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the effects of employee stock option resulting from the application of SFAS No. 123(R):

	For the year ended
	December 31, 2006
	NT$	US$
Effects in net income from employee stock option	(27,331)	(839)
Net effects of employee stock option on basic earnings per share (in dollars)	(0.02)	(0.0006)
Net effects of employee stock option on diluted earnings per share (in dollars)	(0.01)	(0.0003)
For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option. The expected term is based on our contractual term. We estimated dividend yield by historical experience. Besides, we used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to SFAS No. 123 (R), which required entities based in jurisdiction outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate. The fair value of the Company’s stock options used to compute the 2004, 2005, and 2006 compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	Grant	Modification
Volatility	59.96%~67.12%	39.2%~39.4%
Risk-free interest rate	1.70%~3.04%	1.861%
Expected holding period	3~5 years	1.5~1.83 years
Dividend yield	0%	5.62%

*	No options granted in year 2006.
Additional information concerning our employee stock option is summarized as following:

As of December 31, 2006
NT$
Total intrinsic value of the options exercised in 2006	413,106
Total fair value of options vested in 2006	113,174
Aggregate intrinsic value of exercisable options	88,584
Aggregate intrinsic value of outstanding options	529,857

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Compensation to Directors and Employees

	For the years ended December 31,
Net income impact of compensation adjustment	2004	2005	2006
	NT$	NT$	NT$	US$

US GAAP adjustment:
Remuneration to directors	74,258	149,324	120,798	3,707

Employee bonuses accrual	363,583	731,079	1,173,450	36,006
Adjustment to fair market value	261,231	354,459	615,197	18,877

Total employee bonuses	624,814	1,085,538	1,788,647	54,883

Total net income adjustment to compensation	699,072	1,234,862	1,909,445	58,590

	December 31,
Shareholders’ equity adjustment	2004	2005	2006
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	74,258	149,324	120,798	3,707
Employee bonuses	363,583	731,079	1,173,450	36,006

Total shareholders’ equity relating to compensation	437,841	880,403	1,294,248	39,713

(i)	Remuneration to Directors

The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings for the period in which shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

(ii)	Employee Bonuses

Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are set at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves have been made in accordance with ROC regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Regardless of the form of the bonus, however, the shareholders are required by the Article of Incorporation to approve a 10% of distributable earnings as the employee bonus whenever there is a dividend distribution. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings, which is considered the minimum liability the Company has to pay. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The difference between US GAAP and ROC GAAP in this area would result in adjustments to the Company’s net income and shareholders’ equity as shown in reconciliation tables set forth at the beginning of this note. This accounting treatment for employees is based on the guidance of the US SEC Staff Paper entitled “International Reporting and Disclosure Issues in the Division of Corporate Finance dated November 1, 2004”. The Board of Directors of the Company resolved to distribute employee bonuses of NT$363,583 from 2004 earnings in 2005 and NT$731,079 from 2005 earnings in 2006. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, the application of US GAAP to employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$4,690,000 and NT$5,305,000 for the years ended December 31, 2005 and 2006, respectively.

(4)	Equity Investments

Under both ROC and US GAAP, investments representing at least twenty percent of the voting interest of each investee for which the Company exercises significant influence over operating and financial policies are generally accounted for under the equity method. However, there are the following differences in applying equity accounting under ROC and US GAAP.
(i)	Timing difference

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. Under ROC GAAP, if financial statements of an investee are not prepared in a sufficiently timely manner to enable the Company to apply the equity method currently and such equity interests are below certain materiality thresholds, the Company is permitted to delay the recognition of income (loss) until the subsequent year. However, effective January 1, 2005, the Company ceased to delay in recognizing investment income (loss) from certain equity-method investees in accordance with the amended Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment” in the Republic of China. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP adjustment is to adjust the timing difference by deducting the delayed income/loss recognized under ROC GAAP and adding the current year’s investment income/loss to arrive the net income under US GAAP. No timing difference will occur for the year 2006 and thereafter.

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

(iii)	Technology and know-how contributed to a joint venture investee

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

Under US GAAP, generally, an investor initially records its joint venture investment at cost (i.e. the amount of cash contributed or net book value of non-cash assets contributed) and a gain should not be recognized on receipt of an interest in a joint venture if some or all of the investors’ interest was received for the know-how contributed. Therefore, under US GAAP, the Company initially recorded its joint venture investment of NT$1.4 billions, the amount of cash contributed, and did not recognize the deemed value for the know-how contributed. In addition, the excess of the Company’s cost of investment of NT$1.4 billion over the Company’s proportionate share of fair value of ChipMOS’ identifiable net assets is being amortized over a period of 5 years under US GAAP. Effective January 1, 2002, Statement of Financial Accounting Standards (SFAS) No. 142 requires that we cease amortization for the difference between the cost of an investment accounted for under the equity method and the amount of underlying equity in net assets of the investee. The difference between the cost of the investment and the amount of underlying equity in net assets of ChipMOS was fully written off in 2002.

(iv)	Adjustments for the variances between net income and shareholders’ equity under US GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ from its share in the investee’s equity. Under both ROC GAAP and US GAAP, the Company is required to adjust its investment in corresponded to its pro rata share of the investee’s equity. Under ROC GAAP, adjustments may include, but are not limited to, cumulative translation and unrecognized pension cost. For reconciliation to US GAAP, additional adjustments are made for the variances exclusively resulting from US GAAP, such as defined benefit pension plan pursuant to SFAS No. 158.
(5)	Pension Plan

Under ROC GAAP, pension liability is accrued without reflecting the funded status. Under US GAAP, additional pension liability or asset is accrued pursuant to SFAS No. 158 (effective December 15, 2006), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of other comprehensive income.

(6)	Taxation Effect

Under ROC GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of shareholders’ approval. Under US GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the shareholders in the following year.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(7)	Earnings Per Share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2004, 2005, and 2006 were 21,049,700 shares, and 18,765,500 shares, and 26,779,433 shares, respectively.

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

For the purpose of computing the dilutive effect of the employee stock option, the treasury-stock method is used. Treasury shares that could be repurchased with assumed proceeds from the exercise of employee stock options may not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under ROC GAAP, the assumed proceeds is the exercise price. Under US GAAP, the assumed proceeds is the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under US GAAP would be different from the one calculated under ROC GAAP.

(8)	Marketable Securities

Before the adoption of ROC FAS No. 34 effective January 1, 2006, marketable equity securities and long-term equity investments in which the Company owns less than 20% of the voting rights of a publicly listed investee company are carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. After the adoption of new released statement, the Company is required to reclassify its equity investments into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity securities or financial assets carried at costs. Unrealized gains or losses on available-for-sale securities are reported through shareholders’ equity.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Goodwill Acquired from Merger

Under ROC GAAP, the fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corp. on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded.

Under US GAAP, in connection with acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415,439, respectively, based on independent appraisal report. Prior to the adoption of SFAS No. 142, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, we adopted SFAS No. 142 and ceased amortization of goodwill and performed the annual impairment analysis using a fair value approach. As of December 31, 2006, the net carrying amount of goodwill was NT$4,873,500 and no impairment of goodwill was identified during 2004 to 2006.

(10)	Stock Dividends

Under ROC GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment results, under US GAAP, in a reclassification from retained earnings to additional paid-in capital of NT$24,809,988 and NT$30,346,758 at December 31, 2005 and 2006, respectively. These adjustments have no effect on shareholders’ equity.

(11)	Impairment of Long-lived Assets and Investments
(i)	Impairment of Long-Lived Assets

The ROC released SFAS No. 35 to account for impairment of long-lived assets, which is effective for financial statements issued for fiscal years ended on and after December 31, 2005 and interim periods within the fiscal year. Under both ROC GAAP and US GAAP, the Company is required to valuate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable. Under ROC GAAP, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the asset’s carrying amount is recognized as a loss in earnings. Under US GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices, on the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows. There was no impairment on long-lived assets in 2004, 2005 and 2006 after the Company’s valuation.

(ii)	Impairment of Investments

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Both under ROC GAAP and US GAAP, the Company valuates its equity investments for impairment due to declines in the market value that are considered other than temporary. Such valuations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in market value is other than temporary, loss is recognized in the current year’s income. The valuation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.

During 2005, the Company adopted ROC SFAS 35, “Accounting for Assets Impairment “, and recognized impairment loss for Double Win of NT$84,450 and brought the investment balance down to nil. Therefore, the impairment loss of NT$13,260 of Double Win, which was recognized during 2002 under US GAAP, was reversed in 2005. Impairment loss on investment in Artest was recognized under ROC GAAP and decreased the carrying amount to nil. Therefore, the impairment loss of NT$28,885 was reversed in 2006.
(12)	Embedded Derivative
(i)	The Company’s Accounting as an Issuer

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company’s New Taiwan Dollar shares or ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with FAS 133 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$461,114, NT$431,962, and NT$240,446 arising from the amortization of bond discount and gain (loss) of NT$(193,684), NT$(4,442), and NT$(945,956), respectively, on subsequent conversion and/or buyback of convertible bonds for the year ended December 31, 2004, 2005 and 2006.

For the years ended December 31, 2004, 2005 and 2006, the net gain (loss) recognized from applying derivative accounting amounting to NT$3,894, NT$(2,422,617) and NT$(2,986,828), respectively.

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
(13)	Treasury Stock Transferred to Employee

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

(14)	Merger between Sigurd and Universal

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
32.  Additional disclosure required by US GAAP
(1)	Risks and Uncertainties

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wirebonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company distributes its products on a global basis but mainly to customers in Taiwan of 35.9% and North America of 59.6% in 2006. The Company’s largest customer accounted for 11% and 10 % for 2005 and 2006, respectively, and its five largest customers accounted for 42% and 40% of the Company’s total sales in 2005 and 2006, respectively.

In 2005 and 2006, significant portion of the Company’s net operating revenue was denominated in U.S. dollars. On the other hand, in 2005 and 2006, significant portion of the Company’s purchase were incurred in U.S. dollars and in Japanese Yen. The Company’s capital expenditures are generally denominated in U.S. dollars and Japanese Yen. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, the Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$4,141,102 and NT$3,392,955 as of December 31, 2005 and 2006, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset may be impaired. Measurement of an impairment loss for assets that the Company expects to hold and use is based on the fair value of the asset. Idle assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. As of December 31, 2005 and 2006, the carrying amounts of property, plant and equipment held for disposal were NT$68,766 and NT$27,672, respectively. These assets held for disposal consist of die bonder, auto-molding machine, laser marker, die saw and bar code workstation, which were mainly used for production purposes. The factors leading to disposal include, among others, obsolete technology, low efficiency and high repair cost. The Company periodically reviews the status of idle assets and disposes such assets as buyers are identified. The impairment losses on assets held for disposal for the years ended December 31, 2004, 2005, and 2006 were NT$460,539, NT$68,766 and NT$27,672, respectively. The impairment charge in 2006 was mainly related to the Company’s decision to dispose certain machinery and equipment due to technology phase out and replacement.

(3)	Maturity of Long-term Liabilities

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Aggregate maturities for the Company’s bonds payable and long-term loans as of December 31, 2006 are as follows:

Years ending December 31,	Amounts
	NT$	US$
2007	18,244	560
2008	2,502,204	76,778
2009	750,000	23,013
2010	1,500,000	46,026
2011	854,135	26,209

	5,624,583	172,586
Less:current portion of long-tern	(18,244)	(560)

	5,606,339	172,026

(4)	Cash and Cash Flow Statement

Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended December 31,
	2005	2006
	NT$	NT$	US$
Net cash provided by operating activities	13,214,617	20,250,012	621,357
Net cash used in investing activities	(6,263,357)	(20,393,997)	(625,775)
Net cash provided by financing activies	(5,435,285)	(6,039,930)	(185,331)
Effect on foreign exchange	36,065	7,712	237

Net increase in cash and cash equivalents	1,552,040	(6,176,203)	(189,512)
Cash and cash equivalents at beginning of the	10,722,351	12,274,391	376,630

Cash and cash equivalents at the end of the year	12,274,391	6,098,188	187,118

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)           Comprehensive Income
Comprehensive income under ROC GAAP for the years ended December 31, 2004, 2005 and 2006 and accumulated other comprehensive income balances as of December 31, 2005 and 2006 are summarized as follows:

	As of December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$

Net income	4,282,177	8,243,902	13,329,069	408,993
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investment	(144,331)	90,947	25,187	773
Remuneration to directors and supervisors	(57,153)	(74,258)	(149,324)	(4,582)
Employees’ cash bonus	(73,674)	(175,927)	(463,284)	(14,216)
Adjustment for unrealized (loss) gain on available for sale financial assets	—	(737)	4,765,885	146,238
Adjustment for investee companies’ capital reserve	(10,862)	(40,009)	67,945	2,085
Adjustment for investee companies’ unrecognized pension cost		(1,828)	41	1

Comprehensive income	3,996,157	8,042,090	17,575,519	539,292

	As of December 31,
	2005	2006
	NT$	NT$	US$

Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investment	(50,106)	(24,919)	(765)
Remuneration to directors and supervisors	(131,411)	(280,735)	(8,614)
Employees’ cash bonus	(249,601)	(712,885)	(21,874)
Adjustment for change in equity investment holding ratio	15,063	15,063	462
Adjustment for unrealized loss on available for sale financial assets	(737)	4,765,148	146,215
Adjustment for investee companies’ capital reserve	(50,254)	17,691	543
Adjustment for investee companies’ unrecognized pension cost	(1,828)	(1,787)	(55)

Accumulated other comprehensive income	(468,874)	3,777,576	115,912

(6)           Employers’ disclosure about pension benefit
(i)	Disclosures under No. 158 as of December 31, 2006 are as follows:
Incremental Effect of Applying FASB SFAS No. 158
December 31, 2006

	Before application		After application
	of Statement 158	Adjustments	of Statement 158
	NT$	NT$	NT$
Deferred income tax assets, non-current	1,653,918	100,898	1,754,816
Total assets	83,669,261	100,898	83,770,159
Liability for pension benefits	29,636	310,456	340,092
Total liabilities	18,600,589	310,456	18,911,045
Accumulated other comprehensive income	3,777,576	(209,558)	3,568,018
Total stockholders’ equity	65,068,672	(209,558)	64,859,114

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(ii)	Additional disclosures under FAS132 (R) regarding pension benefits are as follows:
A.	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2007	9,267	284
2008	4,155	127
2009	7,839	241
2010	18,035	553
2011	17,942	551
Year 2012 to 2016	191,338	5,871
B.	Contributions:

The Company expects to contribute NT$55,149 to its pension plan in 2007.
(7)           Inventory provision
The Company evaluates its inventory based on the lower of cost or market value. Under ROC GAAP, the recovery of write-downs from the lower of cost or market (LCM) is allowed. Under US GAAP, no recovery from the LCM is permitted. There is no such recovery recognized in 2006 ROC GAAP financial statements. The Company’s recovery results from the disposal and sales of idle inventory, which has no impact on US GAAP reconciliation. Therefore, no adjustment is required for the restoration of write-downs in 2006.
(8)           Revenue recognition accounting policy
The Company derives its revenues from the provision of independent assembly, testing services, and turnkey services and recognizes service revenues upon shipment or upon completion of various stages of turnkey services, based upon transaction terms and when collection is reasonable assured, which is essentially the same under US GAAP. If multiple services are negotiated in one contract, the Company recognizes revenues based on their relative fair values when all of the revenue recognition criteria are met.
(9)           Sales returns
The Company derives revenues only from providing independent testing and assembly services to semiconductor companies. As the Company does not engage in product sales, it does not account for sales returns.
(10)        Major debt covenants
The major covenants of the Company’s long-term loans are as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
a.	Current ratio should be larger than 100%.

b.	Liability to equity ratio should be lower than 100%.

c.	Interest coverage ratio should be larger than 400%.
(11)        Valuation and Qualifying Accounts and Reserves
The information about our valuation and qualifying accounts and reserves are as follows:

	Balance at
	beginning of	Balance at end of
Description	period	period
	NT$	NT$

For the year ended 2004
Allowance for doubtful accounts	9,369	9,369
Allowance for sales discounts	56,556	92,638
Allowance for loss on obsolescence and decline in market value of inventory	58,195	45,449
Allowance for deferred tax assets, current	25,372	0
Allowance for deferred tax assets, non-current	804,884	882,914

For the year ended 2005
Allowance for doubtful accounts	9,369	12,280
Allowance for sales discounts	92,638	67,180
Allowance for loss on obsolescence and decline in market value of inventory	45,449	50,693
Allowance for deferred tax assets, current	0	0
Allowance for deferred tax assets, non-current	882,914	303,287

For the year ended 2006
Allowance for doubtful accounts	12,280	24,270
Allowance for sales discounts	67,180	55,475
Allowance for loss on obsolescence and decline in market value of inventory	50,693	47,787
Allowance for deferred tax assets, current	0	141
Allowance for deferred tax assets, non-current	303,287	174,343
(12)        Recent Accounting Pronouncements
A.	In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This statement allows financial instruments that have embedded derivatives requiring bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS No. 155 will have a material impact on our financial statements and disclosures.

B.	In June 2006, the FASB issued Interpretation No. (“FIN”) 48,” Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”, which requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. This interpretation also prescribes measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and we will be adopting the provisions of FIN 48 beginning with January 2007. We continue to evaluate the impact that the adoption of FIN 48 will have, if any, on our consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement will apply whenever another statement requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Currently, we are evaluating the impact of this standard on our financial statements and disclosures.

D.	In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 “, which permits all entities to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. The Company currently believes that the adoption of SFAS 159 will not have significant impact on our financial statements.
(13)        Summarized Financial Information of Equity Investees
Summary financial information of the Company’s equity investees, except ChipMOS, has been prepared on an aggregate basis under ROC GAAP.
Balance Sheet Information

2005
NT$
Current assets	1,531,397
Non-current assets	3,586,049
Total assets	5,117,446
Current liabilities	938,289
Non-current liabilities	885,098
Total liabilities	1,823,387
Income Statement Information

	2004	2005
	NT$	NT$
Net sales	2,504,656	2,419,851
Gross profit	700,965	520,854
Income before tax	356,156	243,335
Net income	272,064	200,088

33.  SPECIAL DISCLOSURE ITEMS
A.	Significant Transaction Information
(1)	Loans to third parties attributed to financial activities:

For the year ended December 31, 2006: None.

(2)	Endorsement and guarantee provided to third parties:

For the year ended December 31, 2006: None.

(3)	The ending balance of securities are summarized as follows:

As of December 31, 2006:

			The relationship		Number		Percentage	Market value
	Type of		of the issuers with	General ledger	of shares		of	per share
Investor	securities	Name of securities	the Company	accounts	(in thousands)	Book value	ownership	(in dollars)
								NT$
Siliconware Precision Industries Co., Ltd.	Stock	Siliconware Investment Company Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	177,000	1,272,557	100.00%	17.36	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	Stock	Double Win Enterprise Co., Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	6,760	—	24.14%	8.23	(Note 2)
Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	254,863	4,998,596	28.76%	19.95	(Note 1)
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	77,800	2,247,899	100.00%	28.89	(Notes 1, 3)
Siliconware Precision Industries Co., Ltd.	Stock	Phoenix Precision Technology Corporation	The Company holds directorship	Available-for-sale financial assets	109,854	4,284,295	16.41%	39.00
Siliconware Precision Industries Co., Ltd.	Stock	King Yuan Electronics Co., Ltd.	—	Available-for-sale financial assets	85,698	2,330,977	7.86%	27.20
Siliconware Precision Industries Co., Ltd.	Stock	Siguard Microelectronics Corp.	The Company holds directorship	Available-for-sale financial assets	46,236	1,005,635	17.91%	21.75
Siliconware Precision Industries Co., Ltd.	Stock	NPL	—	Financial assets carried at cost	130	3,891	—	—

Note 1:	The market value is not available. Therefore, the net equity per share as of December 31, 2006 was used.

Note 2:	The market value is not available. Therefore, the net equity per share as of December 31, 2005 was used.

Note 3:	Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2006:

				The	Beginning balance		Addition		Disposal				Ending balance
			Name	relationship
			of	of the								Gain
		General	the	issuers	Number		Number		Number			(loss)	Number
	Name of	ledger	counter	with the	of shares/unit		of shares/unit		of shares/unit			from	of shares/unit
Investor	the security	accounts	party	Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	Sale price	Book value	disposal	(in thousands)	Amount
						NT$		NT$						NT$

Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited stock	Long-term investments under the equity method	—	—	62,800	1,794,319	15,000	487,050	—	—	—	—	77,800	(Note 1) 2,247,899

Note 1:	The ending balance includes the investment gain and loss under the equity method.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2006:

						Related party as counter party
						Original
						owner which	The
					Relation-	sold the	relationship			The bases or
					ship with	property to	of the original	Date of the		reference used	Purpose and
	Date of	Transaction	Status of		the	the counter	owner with	original		in deciding the	status of the
Name of the properties	transaction	amount	payment	Counter party	Company	party	the Company	transaction	Amount	price	acquisition	Other commitment
									NT$
Building	Nobember 2005	$169,000	$169,000	Sheng-Hui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building	December 2005	348,800	125,000	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building	February 2006	180,000	180,000	CNet Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	—

Land	August 2006	809,021	807,834	Jou Mu Textile Corporation	—	—	—	—	—	As specified in contract	For operating use	—

Building	November 2006	432,000	90,720	Johnny Ko (c) & Leeming Mis	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building	November 2006	223,800	—	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2006: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2006:

Description of and reasons for
difference in transaction terms
							compared to non-related party		Notes or accounts receivable /
			Description of the transaction				transactions		payable
					Percentage					Percentage of
		Relationship			of net					notes or accounts
Purchase / sales	Name of	with the	Purchases		purchases	Credit	Unit	Credit		receivable /
company	the counter parties	counter parties	/ sales	Amount	/ sales	terms	price	terms	Amount	payable
				NT$			NT$
Siliconware	Phoenix Precision	The Company	Purchase	3,100,909	13%	Three	—	—	Accounts	8%
Precision	Technology	holds				months			payable
Industries Co., Ltd.	Corporation	directorship							345,745
(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2006: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2006: None.

B.	Related Information on Investee Companies
(1)	Basic information on investee companies:

For the year ended December 31, 2006:

						The Company / majority
				Original investments		owned subsidiary owns			Current period
				Current	Prior
				period	period				Net income	Income (loss)
				ending	ending	Shares ( in	Ownership	Book	(loss)	recognized by
Investor	Name of Investee	Location	Main activities	balance	balance	thousands )	Percentage	value	of investee	the Company	Note
				NT$	NT$			NT$	NT$	NT$

Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Taipei	Investment activities	1,770,000	1,770,000	177,000	100.00%	1,272,557	144,941	91,550	(Notes 1, 2, 6 )
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	152,100	152,100	6,760	24.14%	—	—	—	(Note 1 )
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin-Chu	Testing and assembly of integrated circuits	2,332,768	2,332,768	254,863	28.76%	4,998,596	4,138,270	1,124,990	(Note 1 )

Siliconware Precision Industries Co., Ltd.	Sigurd Microelectronics Corp.	Chu-tung, Hsin-Chu	Testing and assembly of integrated circuits	459,274	459,274	—	—	—	—	28,640	(Note 7 )
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	2,620,869	2,133,819	77,800	100.00%	2,247,899	(58,980)	(58,980)	(Notes 1, 2, 6 )
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationships with companies headquartered in North America	68,464	68,464	1,250	100.00%	89,072	23,744	23,744	(Notes 3, 6 )
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	1,644,625	1,157,575	50,100	100.00%	1,229,451	(117,552)	(117,552)	(Notes 3, 6 )

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Manufacturing and processing of module assembly, flash memory card and related products	1,641,380	1,154,330	(Note 5)	100.00%	1,228,638	(116,740)	(116,740)	(Note 4 )

Note 1:	The Company’s investee accounted for under the equity method.

Note 2:	The Company’s 100% owned subsidiary.

Note 3:	An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a 100% owned subsidiary of the Company.

Note 4:	An investee accounted for under the equity method of SPIL (Cayman) Holding Limited, a 100% owned subsidiary of SPIL (B.V.I) Holding Limited.

Note 5:	The contributed capital was US$50,000 thousand dollars.

Note 6:	Eliminated under consolidation.

Note 7:	The Company’s long-term investments accounted for under the equity method was reclassified as available-for-sale financial assets (non-current) for the year ended December 31, 2006.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(2)	The ending balance of securities held by investee companies:

As of December 31, 2006:

			The relationship	General	Number of	Book	percentage	Market value
	Type of	Name of	of the issuers with	ledger	shares	value	of	per share
Investor	securities	securities	the Company	accounts	(in thousands)	(Note 2)	Ownership	(in dollar)
						NT$		NT$

Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company	Available-for-sale financial assets (non-current)	35,176	1,801,014	1.22%	51.20

Siliconware Investment Company Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets carried at cost	50,000	500,000	7.58%	—

Siliconware Investment Company Ltd.	Stock	Phoenix Precision Technology Corporation	The company holds directorship	Available-for-sale financial assets (non-current)	5,593	218,111	0.84%	39.00

Siliconware Investment Company Ltd.	—	Mega Mission Limited Partnership	—	Financial assets carried at cost	(Note 4)	195,523	4.00%	—

Siliconware Investment Company Ltd.	Stock	Others (Note 1)	—	Available-for-sale financial assets (non-current) and financial assets carried at costs	—	170,111	—	—

SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	1,250	89,072	100.00%	71.26 (Notes 2, 5)

SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	50,100	1,229,451	100.00%	24.54 (Notes 2, 5)

SPIL (Cayman) Holding Limited	Stock	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	(Note 3)	1,228,638	100.00%	—

(1)	Combined amount for individual security less than $100,000.

(2)	The market value is not available; therefore the net equity per share as of December 31, 2006 was used.

(3)	The contributed capital was US$50,000 thousand dollars.

(4)	The contributed capital was US$6,000 thousand dollars.

(5)	Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3)	Securities for which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:
     For the year ended December 31, 2006:

					Beginning balance		Addition		Disposal				Ending balance
				The relationship of
			Name of the counter	the issuers with	Number of shares		Number of shares		Number of shares			Gain (loss) from	Number of shares
Investor	Name of the security	General ledger accounts	party	the Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	Sale price	Book value	disposal	(in thousands)	Amount
						NT$		NT$		NT$	NT$	NT$		NT$

Siliconware Investment Company Ltd.	Hsieh Yong Capital Co., Ltd.	Financial assets carried at costs	N/A	N/A	—	—	50,000	500,000	—	—	—	—	50,000	500,000
Siliconware Investment Company Ltd.	Mega Mission Limited Partnership	Financial assets carried at costs	N/A	N/A	—	—	(Note 5)	195,523	—	—	—	—	(Note 5)	195,523
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investment accounted for under the equity method	Cash capitalization	—	35,100	826,252	15,000	486,300	—	—	—	—	50,100	1,229,451	(Notes 4, 6 )
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investment accounted for under the equity method	Cash capitalization	—	(Note 1)	824,617	(Note 2)	487,050	—	—	—	—	(Note 3)	1,228,638	(Notes 4, 6 )
Note 1:	The contributed capital was US$35,000 thousand dollars.

Note 2:	The contributed capital was US$15,000 thousand dollars.

Note 3:	The contributed capital was US$50,000 thousand dollars.

Note 4:	The ending balance includes the investment gain and loss under the equity method.

Note 5:	The contributed capital was US$6,000 thousand dollars.

Note 6:	Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(4)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:
     For the year ended December 31, 2006:

Related party as counter party
							Original owner which	The relationship of			The bases or
							sold the property	the original owner			reference used
	Name of the					Relationship with	to the counter	with the	Date of the		in deciding the	Purpose and status
Investor	properties	Date of transaction	Transaction amount	Status of payment	Counter party	the Company	party	Company	original transaction	Amount	price	of the acquisition	Other commitment
			NT$	NT$						NT$
Siliconware Technology (Suzhou) Limited	Building	July 2006	135,363	104,771	Nantong Yingxiong Construction Corporation Ltd.	N/A	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.	Information of investment in Mainland China:
(1)	Information of investment in Mainland China :

Ownership
Name of investee				Accumulated	Remitted or	Accumulated	held by
in Mainland	Main activities		Investment	remittance as of	(collected)	remittance as of	the Company
China	of investee	Capital	method	December 31,2005	this period	December 30, 2006	(Direct and indirect)
		NT$		NT$	NT$	NT$

Siliconware Technology (Suzhou) Limited	Manufacturing and processing of module assembly, flash memory card and related products	1,620,500 (Note 2)	(Note 1)	1,134,350 (Note 2)	486,150 (Note 2)	1,620,500 (Note 2)	100%

The investment
income (loss)
Investment income	Ending	remitted back as	Accumulated	The investment balance	The ceiling of investment
(loss) recognized	balance	of	remittance	approved by	in Mainland China according to
by the Company	of	December 31,	from Taiwan to	Investment Commissions,	Investment Commissions,
during the period	investment	2006	Mainland China	Ministry of Economic Affairs	Ministry of Economic Affairs
NT$	NT$		NT$	NT$	NT$
(116,740)	1,228,638	—	1,620,500	1,620,500	14,087,242
(Note 3)	(Note 2)

Note 1:	The Company set up a subsidiary in Cayman Island to invest in Mainland China.

Note 2:	Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rate prevailing on the balance sheet date.

Note 3:	Eliminated under consolidation.
(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas: None.
D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.

				RELATED PARTY TRANSACTIONS
							% of consolidated
	Name of	Name of the Company	Relationship with				revenues
No.	Related Parties	Transactions	Related Parties	Account	Amount	Term	or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	478,608	as specified in contract	0.84%

MOORE STEPHENS

CERTIFIED PUBLIC ACCOUNTANTS

7 Fl., 53 Nanjing E. Rd., Sec.2,
Taipei 10464, Taiwan

The Board of Directors and Shareholders	Tel: 886 2 25629889
ChipMOS TECHNOLOGIES INC.	Fax: 886 2 25815955
E-Mail: tpe@moorestephens.com.tw
We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and subsidiaries (collectively the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of China.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2006, and the determination of shareholders’ equity and financial position as of December 31, 2005 and 2006, to the extent summarized in Note 25.

Moore Stephens
March 8, 2007
Taipei, Taiwan
Republic of China

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 2)	3,154,097	1,877,501	57,601
Restricted cash and cash equivalents (Note 20)	123,947	81,283	2,494
Financial assets at fair value through profit and loss (Notes 2 and 4)	186,136	1,929,124	59,185
Notes receivable	30,581	31,103	954
Accounts receivable — net of allowance for doubtful receivables and sales return allowances of NT$373,597 in 2005 and NT$117,046 in 2006 (Notes 2 and 6)	2,401,045	3,045,346	93,430
Receivables from related parties (Notes 2, 6 and 19):
Notes and accounts — net of allowance for doubtful receivables and sales return allowances of NT$9,429 in 2005 and NT$22,837 in 2006	1,419,976	1,838,964	56,419
Others receivable — net of allowance for doubtful receivables of NT$8,520 in 2005 and NT$8,520 in 2006	5,315	9,979	306
Other receivable — net of allowance for doubtful receivables of NT$9,754 in 2005 and NT$9,754 in 2006 (Notes 2 and 6)	169,337	36,276	1,113
Inventories — net (Notes 2 and 7)	540,422	888,518	27,259
Deferred income tax — net (Notes 2 and 18)	239,202	134,337	4,121
Prepaid expenses and other current assets	60,807	95,381	2,926

Total Current Assets	8,330,865	9,967,812	305,808

FUNDS AND LONG-TERM INVESTMENTS (Notes 2, 8 and 9)	413,125	366,743	11,252

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 10)
Cost
Land	530,268	530,269	16,269
Buildings and auxiliary equipment	4,626,061	5,454,623	167,345
Machinery and equipment	23,510,371	35,580,645	1,091,598
Furniture and fixtures	579,390	713,646	21,895
Transportation equipment	30,351	28,596	877
Tools	1,390,087	2,221,133	68,143
Leasehold improvements	3,167	1,915	59

Total cost	30,669,695	44,530,827	1,366,186
Accumulated depreciation	(15,029,981)	(19,250,030)	(590,582)
Construction in progress and advance payment	3,346,985	2,573,585	78,956

Net Property, Plant and Equipment	18,986,699	27,854,382	854,560

INTANGIBLE ASSETS — NET (Notes 2 and 11)	103,371	144,317	4,427

OTHER ASSETS
Employee dormitory building — net of accumulated depreciation of NT$64,911 in 2005 and NT$80,868 in 2006 (Note 2)	165,380	170,110	5,219
Refundable deposits	17,846	29,529	906
Restricted cash and cash equivalents (Note 20)	1,500	—	—
Goodwill (Note 2)	75,773	102,134	3,133

Total Other Assets	260,499	301,773	9,258

TOTAL ASSETS	28,094,559	38,635,027	1,185,305

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 12)	467,834	853,360	26,181
Commercial paper payable (Note 13)	149,413	—	-
Notes payable	3,927	—	—
Accounts payable	657,963	728,150	22,339
Payables to related parties (Note 19):
Accounts payable	2,214	4,295	132
Others	45,490	30,990	951
Payables to contractors and equipment suppliers	372,329	855,228	26,238
Accrued expenses and other current liabilities	884,930	1,402,613	43,031
Current portion of long-term liabilities (Notes 14)	2,300,916	2,335,284	71,645

Total Current Liabilities	4,885,016	6,209,920	190,517

LONG-TERM LIABILITIES
Long-term loans (Note 14)	4,433,851	10,202,068	312,995

Total Long-Term Liabilities	4,433,851	10,202,068	312,995

OTHER LIABILITIES
Deferred income tax — net (Notes 2 and 18)	148,951	298,223	9,149
Accrued pension cost (Notes 2 and 15)	81,658	47,572	1,460
Deferred credits(Note 19)	593,666	561,137	17,215
Guarantee deposits	1,454	5,833	179

Total Other Liabilities	825,729	912,765	28,003

Total Liabilities	10,144,596	17,324,753	531,515

Minority Interests	3,494,210	3,482,966	106,856

COMMITMENTS AND CONTINGENCIES (Note 21)
SHAREHOLDERS’ EQUITY (Notes 2, 16 and 17)
Capital stock — NT$10 par value
Authorized — 970,000 thousand shares
Issued — 893,442 thousand shares in 2005 and 2006	8,934,423	8,934,423	274,104
Capital surplus	2,145,998	2,154,694	66,105
Retained earnings:
Appropriated as legal reserve	577,474	801,311	24,584
Unappropriated earnings	2,921,486	6,062,385	185,991
Unrealized loss on financial instrument	(1,673)	—	—
Cumulative translation adjustments	(1,803)	(2,162)	(66)
Treasury stock (Note 2 and 16)	(120,152)	(123,343)	(3,784)

Total Shareholders’ Equity	14,455,753	17,827,308	546,934

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,094,559	38,635,027	1,185,305

The accompanying notes are an integral part of the condolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUES (Notes 2 and 19)
Related parties	4,847,570	4,614,013	5,660,398	173,659
Third parties	10,020,307	10,142,510	14,164,163	434,550

Total Net Revenues	14,867,877	14,756,523	19,824,561	608,209

COST OF REVENUE (Note 19)
Related parties	3,236,183	3,435,771	4,222,566	129,546
Third parties	7,508,045	7,401,916	9,246,407	283,676

Total Cost of Revenue	10,744,228	10,837,687	13,468,973	413,222

GROSS PROFIT	4,123,649	3,918,836	6,355,588	194,987

OPERATING EXPENSES (Note 19)
Research and development	295,777	274,433	274,751	8,429
General and administrative	480,596	557,983	555,715	17,050
Marketing	323,300	228,329	101,352	3,109

Total Operating Expenses	1,099,673	1,060,745	931,818	28,588

INCOME FROM OPERATIONS	3,023,976	2,858,091	5,423,770	166,399

NON-OPERATING INCOME
Gain on sales of investments (Note 2)	—	—	1,032	32
Rental (Note 19)	28,467	27,698	23,373	717
Interest	31,463	45,584	29,558	907
Subsidy income	6,100	9,769	9,592	294
Cash dividends	—	16,897	3,490	107
Recovery of allowance for loss on inventory	67,002	74,581	—	—
Gain on appraisal of financial assets (Notes 2 and 4)	—	85,958	41,427	1,271
Gain on disposal of property, plant and equipment (Note 2)	45,520	41,511	24,929	765
Gain on disposal of idle assets	—	29,846	—	—
Foreign exchange gain — net (Note2)	—	61,501	12,332	378
Other (Note 19)	96,094	117,596	96,988	2,976

Total Non-Operating Income	274,646	510,941	242,721	7,447

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Loss on sales of investments (Note 2)	6,561	33,024	—	—
Interest	257,144	223,389	258,770	7,939
Loss on appraisal of financial assets (Note 4)	52,274	—	—	—
Investments loss recognized by equity method — net (Notes 2 and 8)	29,160	126,802	—	—
Other investment loss	49,833	4,854	—	—
Impairment loss (Notes 2 and 8)	214,403	320,293	58,379	1,791
Financing cost	15,369	6,474	10,437	320
Loss on disposal of property, plant and equipment (Note 2)	21,447	24,231	521	16
Foreign exchange loss — net (Note 2)	141,496	—	—	—
Other	43,278	156,370	78,206	2,400

Total Non-Operating Expenses	830,965	895,437	406,313	12,466

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	2,467,657	2,473,595	5,260,178	161,380
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 18)	132,599	(44,665)	(546,604)	(16,770)
INCOME FOR MINORITY INTERESTS	(305,151)	(320,894)	(575,304)	(17,650)
PRE-ACQUISITION EARNINGS	27,655	—	—	—

NET INCOME	2,322,760	2,108,036	4,138,270	126,960

EARNINGS PER SHARE
Based on weighted-average number of shares outstanding of 887,227 thousand shares in 2004 and 885,686 thousand shares in 2005 and 886,012 thousand shares in 2006	2.62	2.38	4.67	0.14

Based on weighted-average number of shares outstanding — retroactively adjusted	2.62	2.38	4.67	0.14

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

			CAPITAL SURPLUS (Notes 2 and 17)				RETAINED EARNINGS (Note 17)
								Unappropriated		CUMULATIVE		UNREALIZED LOSS
	CAPITAL STOCK ISSUED							Earnings		TRANSLATION	TREASURY	ON FINANCIAL	TOTAL
	Shares		Additional Paid-		Long-term		Legal	(Accumulated		ADJUSTMENT	STOCK	INSTRUMENT	SHAREHOLDERS’
	(Thousand)	Amount	in Capital	Merger	investments	Total	Reserve	Deficits)	Total	(Note 2)	(Note 16)	(Note 2)	EQUITY
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2000	646,929	6,469,289	—	3,051	—	3,051	175,816	948,646	1,124,462	47	—		#REF!
Appropriation of 1999 earnings:
Legal reserve	—	—	—	—	—	—	94,597	(94,597)	—	—	—		—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(17,027)	(17,027)	—	—		(#REF! )
Bonus to employees-stock	8,513	85,137	—	—	—	—	—	(85,137)	(85,137)	—	—		—
Stock dividends-11.6%	75,044	750,437	—	—	—	—	—	(750,437)	(750,437)	—	—		—

Issuance of capital stock, August 10, 2000	100,000	1,000,000	2,500,000	—	—	2,500,000	—	—	—	—	—		#REF!

Net income in 2000	—	—	—	—	—	—	—	1,539,021	1,539,021	—	—		#REF!
Translation adjustments	—	—	—	—	—	—	—	—	—	(343)	—		(#REF! )
Gain on disposal of property, plant and equipment	—	—	—	3,081	—	3,081	—	(3,081)	(3,081)	—	—		—
Unrealized loss on long-term investments	—	—	—	—	—	—	—	—	—	—	—		(#REF! )

BALANCE, JANUARY 1, 2004	887,227	8,872,272	2,084,757	—	13,663	2,098,420	424,007	(788,093)	(364,086)	(619)	—	—	10,605,987
Net income in 2004	—	—	—	—	—	—	—	2,322,760	2,322,760	—	—	—	2,322,760
Adjustment of equity method for long-term investment	—	—	—	—	190,530	190,530	—	—	—	—	—	—	190,530
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	(3,015)	—	—	(3,015)
Unrealized loss on market value decline of long-term investments	—	—	—	—	—	—	—	—	—	—	—	(805)	(805)

BALANCE, DECEMBER 31, 2004	887,227	8,872,272	2,084,757	—	204,193	2,288,950	424,007	1,534,667	1,958,674	(3,634)	—	(805)	13,115,457
Appropriations of 2004 earnings:
Appropriated as legal reserve	—	—	—	—	—	—	153,467	(153,467)	—	—	—	—	—
Cash dividend	—	—	—	—	—	—	—	(532,336)	(532,336)	—	—	—	(532,336)
Remuneration paid to directors and supervisors	—	—	—	—	—	—	—	(27,624)	(27,624)	—	—	—	(27,624)
Employees bonus	—	—	—	—	—	—	—	(138,120)	(138,120)	—	—	—	(138,120)
Adjustment of equity method for long-term investment	—	—	—	—	(170,713)	(170,713)	—	130,330	130,330	—	—	—	(40,383)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	1,831	—	—	1,831
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	(115,402)	—	(115,402)
Outstanding shares owned by subsidiaries	—	—	—	—	—	—	—	—	—	—	(4,750)	—	(4,750)
Unrealized loss on financial instrument	—	—	—	—	—	—	—	—	—	—	—	(868)	(868)
Issuance of new stocks for merger	6,215	62,151	—	27,761	—	27,761	—	—	—	—	—	—	89,912
Net income in 2005	—	—	—	—	—	—	—	2,108,036	2,108,036	—	—	—	2,108,036

BALANCE, DECEMBER 31, 2005	893,442	8,934,423	2,084,757	27,761	33,480	2,145,998	577,474	2,921,486	3,498,960	(1,803)	(120,152)	(1,673)	14,455,753
Appropriations of 2005 earnings:
Appropriated as legal reserve	—	—	—	—	—	—	223,837	(223,837)	—	—	—	—	—
Cash dividend	—	—	—	—	—	—	—	(531,791)	(531,791)	—	—	—	(531,791)
Remuneration paid to directors and supervisors	—	—	—	—	—	—	—	(40,290)	(40,290)	—	—	—	(40,290)
Employees bonus	—	—	—	—	—	—	—	(201,453)	(201,453)	—	—	—	(201,453)
Adjustment of equity method for long-term investment	—	—	—	—	8,696	8,696	—	—	—	—	—	—	8,696
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	(359)	—	—	(359)
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	(3,191)	—	(3,191)
Unrealized loss on financial instrument	—	—	—	—	—	—	—	—	—	—	—	1,673	1,673
Net income in 2006	—	—	—	—	—	—	—	4,138,270	4,138,270	—	—	—	4,138,270

BALANCE, DECEMBER 31, 2006	893,442	8,934,423	2,084,757	27,761	42,176	2,154,694	801,311	6,062,385	6,863,696	(2,162)	(123,343)	—	17,827,308

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and and U.S. Dollars)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,322,760	2,108,036	4,138,270	126,960
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	3,353,537	4,087,487	5,249,548	161,054
Amortization	104,150	132,702	96,930	2,974
Investment loss — net	78,993	131,656	—	—
Loss (gain) on appraisal of financial assets	52,274	(85,958)	(41,427)	(1,271)
Loss (gain) on sales of investments	6,561	—	(1,032)	(32)
Gain on disposal of property, plant and equipment — net	(60,997)	(5,986)	(5,719)	(175)
Deferred income tax — net	(174,527)	(45,826)	254,137	7,797
Accrued pension cost	22,619	(21,016)	(34,086)	(1,046)
Deferred credits	534,412	(32,530)	(28,742)	(882)
Impairment losses	214,403	320,293	58,379	1,791
Changes in operating assets and liabilities:
Decrease (increase) in financial assts at fair value through profit and loss	(1,976,291)	2,740,805	(1,698,705)	(52,116)
Notes receivable and accounts receivable	(420,188)	(550,001)	(1,063,811)	(32,637)
Other receivables	1,630,417	28,898	128,397	3,939
Inventories	(55,812)	66,753	(348,096)	(10,679)
Prepaid expenses and other current assets	286,919	61,899	(34,574)	(1,061)
Notes payable and accounts payable	(12,914)	71,601	68,341	2,097
Other payables	(611,407)	(15,541)	(14,500)	(445)
Income tax payable	—	87,643	206,192	6,326
Accrued expenses and other current liabilities	222,988	(136,728)	311,491	9,556
Minority interest	139,575	181,769	(30,092)	(923)

Net Cash Provided by Operating Activities	5,657,472	9,125,956	7,210,901	221,227

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash and cash equivalents	146,632	21,299	44,164	1,355
Proceeds from sales of:
Property, plant and equipment	382,177	201,369	216,200	6,633
Funds and long-term investments	869,421	—	10,032	308
Acquisitions of:
Funds and Long-term investments	(140,788)	(116,400)	(20,741)	(636)
Property, plant and equipment	(7,568,722)	(6,620,676)	(13,862,110)	(425,283)
Intangible assets	(89,795)	(125,117)	(115,072)	(3,530
Employee dormitory building	(475)	(3,304)	(14,676)	(450)
Decrease (increase) in refundable deposits	52,160	(1,573)	(11,683)	(359)
Decrease in other financial assets	339,700	—	—	—
Cash inflow from acquisition of subsidiary (Note 22)	94,337	7,261	—	—
Cash inflow from disposal of subsidiary (Note 22)	—	48,035	—	—

Net Cash Used in Investing Activities	(5,915,353)	(6,589,106)	(13,753,886)	(421,962)

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and and U.S. Dollars)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(863,204)	(314,968)	—	—
Commercial papers	—	—	(149,413)	(4,584)
long-term bonds payable	—	(333,195)	—	—
Long-term loans	—	(888,664)	—	—
Proceeds from:
Bank loans	—	—	385,526	11,828
Commercial papers	—	149,413	—	—
Long-term loans	2,784,163	—	5,802,585	178,021
Increase (Decrease) in guarantee deposits	(584)	314	4,379	134
Employee bonus	—	(138,120)	(201,453)	(6,181)
Dividends	—	(532,336)	(531,791)	(16,315)
Remuneration paid to directors and supervisors	—	(27,624)	(40,290)	(1,236)
Purchase of treasury stock	—	(115,402)	(3,191)	(98)

Net Cash Provided by (Used in) Financing Activities	1,920,375	(2,200,582)	5,266,352	161,569

Effect of Exchange Rate Changes	—	(327)	37	1

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	1,662,494	335,941	(1,276,596)	(39,165)

CASH AND EQUIVALENTS, BEGINNING OF THE YEAR	1,155,662	2,818,156	3,154,097	96,766

CASH AND EQUIVALENTS, END OF THE YEAR	2,818,156	3,154,097	1,877,501	57,601

SUPPLEMENTAL INFORMATION
Income tax paid	834	2,351	87,844	2,695

Interest paid (excluding the amounts of NT$73,641 capitalized in 2005 and NT$106,229 capitalized in 2006)	259,947	210,327	238,600	7,320

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term loans	3,026,974	2,300,916	2,335,284	71,645

Credit balances of long-term investments under equity method presented as part of other receivables from related parties	5,429	—	—	—

Reclassification of property, plant, and equipment into long-term investments under equity method	648,248	—	—	—

Reclassification of property, plant, and equipment into other assets	36,846	64,168	6,611	203

Reclassification of property, plant, and equipment into intangible assests	—	1,263	22,804	700

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment:
Total acquisitions	7,633,275	6,680,444	14,345,009	440,098
Increase in payables to contractors and equipment suppliers	(64,553)	(59,768)	(482,899)	(14,815)

	7,568,722	6,620,676	13,862,110	425,283

The accompanying notes are an integral part of the financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	GENERAL

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

On January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares to ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) in exchange for 58,342 thousand newly issued common shares of ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate 70.25% of the outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. As of December 31, 2006, ChipMOS Bermuda owned 70.42% of the outstanding common shares of ChipMOS Taiwan.
As of December 31, 2006, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA), 35.62 % of ThaiLin Semiconductor Corp. (ThaiLin)
ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. The two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.
ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. On December 1, 2005, ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) merged into ThaiLin pursuant to the merger agreement in August 2005. ChipMOS Logic stock was exchanged for ThaiLin stock at the ratio of 2.8 to 1. After the merger and as of December 31, 2006, ChipMOS Taiwan held a 35.62% (2005: 34.14%) equity interest in ThaiLin.
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
CHANTEK ELECTRONIC CO., LTD. (CHANTEK) was incorporated in Taiwan in May 1989, and is listed on the GreTai Securities Market in Taiwan. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held 68.04% interest as of December 31, 2004. On November 21, 2005, CHANTEK merged into ChipMOS Taiwan pursuant to the merger agreement entered into between ChipMOS Taiwan and CHANTEK in June 2005. CHANTEK stock was exchanged for ChipMOS Taiwan stock at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan issued 6,215 thousand shares to CHANTEK shareholders, reducing ChipMOS Bermuda and SPIL’s interests in ChipMOS Taiwan from 70.34% and 28.73% to 69.85% and 28.53%, respectively.
FIRST SEMICONDUCTOR TECHNOLOGY, INC. (FST) was incorporated in the United States of America in June 1998 and engaged in IC logic testing services. ChipMOS Taiwan acquired its 67.83% ownership interest in FST on November 1, 2004 and held 67.83% as of December 31, 2004. On April 29, 2005, ChipMOS Taiwan sold all its ownership of FST.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

For 2005, the consolidated financial statements include the accounts of ChipMOS Taiwan and all subsidiaries (hereinafter, referred to individually or collectively as the “Company”), including ThaiLin, ChipMOS USA, ChipMOS Japan; CHANTEK and ChipMOS Logic up to their respective dates of merger, and FST up to the date of sale in which ChipMOS Taiwan holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Statement of Financial Accounting

Standards (“SFAS No. 7”) which was revised on December 9, 2004 and effective on January 1, 2005. For 2004, among aforementioned entities, the accounts of ChipMOS USA and ChipMOS Japan were too nominal, so they were not included in the consolidated financial statement. All significant intercompany accounts and transactions have been eliminated.

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

Financial assets

The financial assets are categorized into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity financial assets, and financial assets carried at cost, etc. The financial assets are initially recognized at fair value. The transaction costs directly attributable to the acquisition of financial assets at fair value through profit and loss shall be expensed as incurred, whereas for others shall be included in the original costs.

The financial assets at fair value through profit or loss include investments for trading purpose and those designated as financial assets reported at fair value, with the subsequent changes in fair value recognized in earnings.

The available-for-sale financial assets are carried at fair value, with the subsequent changes in fair value reported as a separate component of shareholders’ equity. If there is objective evidence indicating that impairment has occurred, the impairment loss shall be recognized. For equity securities, the subsequent reversal of impairment loss shall be recorded as an adjustment of shareholders’ equity; for debt securities, the adjustment shall be recognized in earnings, provided that the reversal is related to the event which occurred after the impairment loss was recognized.

The held-to-maturity financial assets are carried at amortized cost. If there is objective evidence indicating that impairment has occurred, the impairment loss shall be recognized. The subsequent reversal of impairment loss shall be recognized in earnings to the extent of the amortized cost, provided that the reversal is related to the event, which occurred after the impairment loss was recognized.

Investments that do not have a quoted market price in an active market and their fair value cannot be readily determinable are carried at original cost. The recognized impairment loss cannot be reversed subsequently.

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

Investments Accounted for Using Equity Method

Effective January 1, 2006, pursuant to the revised SFAS No.5 “Long-term Investments in Equity Securities”, the existing difference between the cost of investment and the Company’s share of the investee’s net equity treated as either goodwill with investment premium, has no longer being amortized; or deferred credit with negative premium, shall continue to be amortized over the remaining periods. The future difference shall be allocated to the related assets according to the method applied to identify net assets at the process of acquisition in accordance with SFAS No. 25 “Business Combination”.

Property, plant and equipment and non-operating properties

Property, plant and equipment and non-operating properties are stated at cost less accumulated depreciation. Major additions, renewals and betterment are capitalized, while maintenance and repairs are expensed currently.

The initial estimate of the service lives of the property, plant and equipment is as follows: Machinery and equipment, 1 to 6 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, 1 to 10 years. The foregoing service lives plus one year to represent the estimated salvage value are used to depreciate the property, plant and equipment using the straight-line method. The carrying value of property, plant and equipment, which were fully depreciated using the foregoing service lives, but are still being used by the Company are depreciated over their remaining estimated service lives.

Upon sale or disposal of items of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognized as an asset and not to be amortized any more since January 1, 2006.

Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: Technology know-how, 5 years; technology license fee, and deferred charges, 3 to 10 years.

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

With the “Income Basic Tax Act” takes effect as of January 1, 2006, the calculation base for income tax payment should be either the taxable income calculated by the “Income Tax Act” plus tax exemptions granted under other laws, taxed at rate of 10% as set by the Executive Yuan of the ROC, or that calculated in accordance with the “Income Tax Act”, which ever is higher. The Company has included this effect in the current income tax provision.

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

Reclassifications

Certain accounts in 2004 and 2005 have been reclassified to conform to 2006 classifications.
3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the mid-price of the USD as quoted by Bank of Taiwan as of December 31, 2006, which was NT$32.595 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
4.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Trading Purpose Financial Assets:
Stocks	153,303	257,652	7,905
Open-ended funds	32,833	1,671,472	51,280

Total	186,136	1,929,124	59,185

Starting from 2006, the Company first applied ROC SFAS No.34 and No. 36, and reclassified the short-term investments as of December 31, 2005 as trading purpose financial assets.

Short-term investment as of December 31, 2005, which was originally, valuated using the lower of cost or market method, starting from 2006, is valuated by fair value with the adoption of ROC SFAS No. 34. The fair value is based on the market price at year-end.

During 2005, ChipMOS Taiwan sold its investment in common stock of MVI and of ProMOS Technologies Inc. (ProMOS) at a loss of NT$68,401 thousand and at a gain of NT$907 thousand, respectively.

During 2006, ChipMOS Taiwan sold its investment in common stock of MVI at a price of NT$30,436 thousand.

As of December 31, 2006, ChipMOS Taiwan held 0 thousand (2005: 2,069 thousand) shares of common stock of MVI and 4,201 thousand (2005: 701 thousand) shares of common stock of ProMOS.

5.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Integrated Silicon Solution, Inc. (ISSI)	2,856	—	—
Loss on appraisal of financial assets	(2,856)	—	—

	—	—	—

During 2005, ThaiLin acquired 6 thousand preference shares of ISSI with the mergence with ChipMOS Logic. Since January 1, 2006, ThaiLin adopted ROC GAAP No.34 reclassifying the asset into available-for-sale securities- non-current and recognizing unrealized losses on financial assets as reduction in shareholders’ equity.

During 2006, ThaiLin sold the 6 thousand preference shares of ISSI after reclassifying the share from non-current assets into current, and reversed unrealized losses on financial assets of 2,856 thousand.

6.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Balance, beginning of year	97,288	292,051	401,300	12,312
Additions	194,763	109,249	88,413	2,712
Reversals	—	—	(54,684)	(1,678)
Write offs	—	—	(276,872)	(8,494)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Balance, end of year	292,051	401,300	158,157	4,852

7.	INVENTORIES — NET

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)

Finished goods	25,672	38,113	1,169
Work in process	202,951	216,839	6,653
Raw materials	394,261	709,668	21,772

	622,884	964,620	29,594
Less — allowance for losses	(82,462)	(76,102)	(2,335)

	540,422	888,518	27,259

The changes in the inventory valuation allowance are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Balance, beginning of year	41,546	111,074	82,462	2,530
Additions	150,231	45,969	—	—
Reversals	(67,002)	(74,581)	(6,360)	(195)
Write offs	(13,701)	—	—	—

Balance, end of year	111,074	82,462	76,102	2,335

8.	LONG-TERM INVESTMENTS UNDER EQUITY METHOD

	December 31
	2005		2006
	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership
	NT$		NT$	US$

Ultima Technology Corp. (Ultima Technology)	246,434	30	246,089	7,550	30
Less: Accumulated impairment	(188,310)		(246,089)	(7,550)

	58,124		—	—

The equity in net income or loss of investee companies which is based on audited financial statements for the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31
	2004	2005
	NT$	NT$
	(In Thousands)
ChipMOS Japan	704	—
ChipMOS USA	4,584	—
AMCT	(24,953)	—
Hua Shen	(84)	—
Chantek International	(9,411)	—
Ultima Technology	—	(126,802)

	(29,160)	(126,802)

In 2006, ChipMOS Taiwan did not share the loss of Ultima Technology as no audited financial statements were available.

Certain changes on the shareholders’ equity of investee companies result in the adjustments on ChipMOS Taiwan’s equity according to its ownership to the respective accounts, which in 2005 increased unappropriated earnings by NT$130,330 thousand and decreased capital surplus by NT$170,713 thousand, and in 2006 increased capital surplus by NT$8,696 thousand.

CHANTEK sold 3,846 thousand shares of AMCT during 2004. The gain from disposal of each investment was NT$8,803 thousand.

The difference between the costs of the investment and ChipMOS Taiwan’s proportionate share in the net assets of the investees at the date of acquisition is no longer amortized since January 1, 2006.

On May 5, 2004, ChipMOS Taiwan acquired a 30% interest in Ultima Technology for US$11,250 thousand (NT$374,625 thousand). In accordance with ROC SFAS 5, ChipMOS Taiwan deferred its recognition of the proportionate share of loss of Ultima Technology for one year to 2005. Therefore, the share of net loss of Ultima Technology in 2005 also included the share of 2004 loss of Ultima Technology.

The company has been recognized impairment losses for the years ended December 31, 2005 and 2006, which were summarized as follow:

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Ultima Technology	188,310	57,779	1,773

The summarized financial information for equity investees is as follows:

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Ultima Technology:
Current assets	2,216	150	5

Non-current assets	53,015	(21,736)	(667)

Current liabilities	317	1,734	53

Non-current liabilities	—	—	—

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Ultima Technology.
Net revenue	—	—	—

Cost of revenues	—	—	—

Gross loss	—	—	—

Net loss	(111,624)	(74,629)	(2,281)

9.	FINANICIAL ASSETS VALUATED BY COST

	December 31
	2005		2006
	Carrying	% of	Carrying		% of
	Value	Ownership	Value		Ownership
	NT$		NT$	US$

G-Link Technology., Taiwan (G-Link)	—	2	—	—	—
DigiMedia Technology Co., Ltd., Taiwan (DigiMedia Taiwan)	197,880	19	—	—	—
DigiMedia Technology Co., Ltd., Cayman (DigiMedia Cayman)	—	—	198,666	6,095	12
Best Home Corp. Ltd. (Best Home)	—	19	—	—	—
Sun Fund Securities Ltd. (Sun Fund)	148,120	17	148,120	4,544	17
CDIB High Tech Investment Inc. (CDIB)	9,001	2	—	—	—
Validity Sensors Inc. (VSI)	—	—	19,957	613	—

	355,001		366,743	11,252

During 2004, Sun Fund and CDIB reduced their issued capital by 17% and 50%, respectively.

A loss of NT$49,833 thousand was recognized in respect of the reduction in capital in Sun Fund. The investment of NT$9,000 thousand was returned to ThaiLin in respect of the reduction in capital in CDIB.

In 2005, G-Link reduced their issued capital. A loss of NT$4,854 thousand was recognized in respect of the reduction in capital.

The company has been recognized impairment losses for the years ended December 31, 2004, 2005 and 2006, which were summarized as follow:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
		(In Thousands)

G-Link	—	4,855	—	—
Sun Fund	83,217	17,830	—	—
Best Home	89,850	—	—	—
Vigour	41,336	—	—	—

	214,403	22,685	—	—

The Company sold shares of G-Link and CDIB during 2006. The gain (loss) from disposal of each investment was NT$391 thousand and (NT$27 thousand), respectively.

During 2006, CCI liquidated and return the investment of NT$38 thousand to the company.

During 2006, the company sold the shares of ISSI. The gain from disposal of the investment was NT$630 thousand.

During 2006, the company transferred 14,550 thousand shares of DigiMedia Taiwan to DigiMedia Cayman in exchange for 8,184 thousand shares of DigiMedia Cayman. The exchange ratio was 1:0.5625.

10.	PROPERTY, PLANT AND EQUIPMENT — NET

Accumulated depreciation consists of the following:

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Buildings and auxiliary equipment	1,543,312	1,760,726	54,018
Machinery and equipment	12,266,880	15,994,968	490,719
Furniture and fixtures	345,307	338,698	10,391
Transportation equipment	15,976	14,155	434
Tools	857,137	1,141,078	35,008
Leasehold improvements	1,369	405	12

	15,029,981	19,250,030	590,582

In 2005, the investee companies, in accordance with FABS No.35, recognized impairment losses of NT$109,298 (US$3,353) for property, plant and equipment.

As of December 31, 2006, certain of the above buildings and machinery were mortgaged as collateral for the long-term loans (Note 14).

11.	INTANGIBLE ASSETS — NET

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Cost
Technology know-how	115,803	148,498	4,556
Software and other deferred expense	314,330	389,746	11,957

	430,133	538,244	16,513

Accumulated amortization Technology know-how	(105,402)	(143,297)	(4,397)
Software and other deferred expense	(221,360)	(250,630)	(7,689)

	(326,762)	(393,927)	(12,086)

Carrying value	103,371	144,317	4,427

12.	BANK LOANS

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Unsecured loan:
Working capital loans

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

NT$50,000 thousand, repayable by December 2006, annual interest at 3.75%	50,000	—	—
NT$100,000 thousand, repayable by January 2006, annual interest at 2.20%	100,000	—	—
NT$100,000 thousand, repayable by January 2006, annual interest at 1.55%	100,000	—	—
USD$26,181 thousand, repayable by June 2007, annual interest at 6.02%-6.35%	—	853,360	26,181
Loan for imports of machinery JPY$779,090 thousand, repayable by June 2006, annual interest at 0.7505% - 0.90%	217,834	—	—

	467,834	853,360	26,181

Unused credit lines as of December 31, 2006 aggregated approximately NT$7,230,798 thousand and USD$128,089 thousands, which will expire from January 2007 to December 2007.

13.	COMMERCIAL PAPER PAYABLE

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Commercial paper	150,000	—	—
Discount on par value	(587)	—	—

	149,413	—	—

The commercial paper’s actual interest rate is 1.55%-1.622% in 2005 and it expires in February 2006.

14. LONG-TERM LOANS

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)

Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate (3.4% as of December 31, 2005 and 2006 respectively)	150,000	30,000	920
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate (4.69% as of December 31, 2005 and 2006, respectively)	500,000	375,000	11,505
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate ( 3.645% as of December 31, 2005)	134,000	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.72% and 5.03% as of December 31, 2005 and 2006, respectively)	1,142,840	571,400	17,530
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.845% and 5.155% as of December 31, 2005 and 2006, respectively)	285,710	142,850	4,383
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.97% and 4.24% as of December 31, 2005 and 2006 respectively)	1,277,308	709,615	21,770
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest rate at floating rate (3.72% and 3.99% as of December 31, 2005 and 2006 respectively)	1,000,000	875,000	26,845
(Forward)

(Followed)

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)

Research and development subsidy loan, collateralized by time deposits in amounts of NT25,000 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	6,181	—	—
Research and development subsidy loan, repayable quarterly from January 2006 to April 2010, interest at fixed rate (1% as of December 31, 2005 and 2006)	29,120	22,649	695
Syndicated bank loans collateralized by equipment, repayable on September 2009, interest at floating rate (3.195% and 3.505% as of December 31, 2005 and 2006 respectively)	500,000	500,000	15,340
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.89% and 4.25% as of December 31, 2005 and 2006 respectively)	103,000	39,000	1,197
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.9% and 3.14% as of December 31, 2005 and 2006 respectively)	262,505	175,005	5,369
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate. (3.2% and 3.08% as of December 31, 2005 and 2006 respectively)	440,000	352,000	10,799
Bank loans collateralized by property, repaid at January 2006, interest at floating rate, (2.5% as of December 31, 2005)	130,000	—	—
Syndicated bank loans collateralized by equipment, repayable quarterly April 2005 to January 2011, interest at floating rate (3.08% and 3.45% as of December 31, 2005 and 2006 respectively)	539,131	431,305	13,232
Syndicated bank loans collateralized by equipment, repayable quarterly December 2003 to September 2008, interest at floating rate (3.08% and 3.45% as of December 31, 2005 and 2006 respectively)	234,972	149,528	4,587
(Forward)

(Followed)

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)

Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2011, interest at floating rate (3.14% as of December 31, 2006)	—	6,000,000	184,077
Bank loans, repayable on April 2008, interest at floating rate (3.655% as of December 31, 2006)	—	500,000	15,340
Syndicated bank loans collateralized by equipment, repayable quarterly from July 2006 to April 2008, interest at fixed rate (3.2% as of December 31, 2006)	—	150,000	4,602
Bank loans, repayable quarterly from September 2007 to June 2009, interest at floating rate (3.24% as of December 31, 2006)	—	200,000	6,136
Bank loans, repayable on April 2009 interest at fixed rate (2.89% as of December 31, 2006)	—	200,000	6,136
Bank loans, repayable quarterly from December 2007 to December 2009, interest at floating rate (3.01% as of December 31, 2006)	—	400,000	12,272
Syndicated bank loans collateralized by equipment, repayable semi-annually from June 2009 to December 2013, interest at floating rate (3.09% as of December 31, 2006)	—	450,000	13,806
Syndicated bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.75% as of December 31, 2006)	—	264,000	8,099

	6,734,767	12,537,352	384,640
Less: current portion	(2,300,916)	(2,335,284)	(71,645)

	4,433,851	10,202,068	312,995

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
Certain fixed assets with an aggregate net book value of NT$14,744,473 thousand and time deposits in an aggregate amount of NT$29,633 thousand were mortgaged as collateral for the long-term and short-term loans.

Future minimum principal payments under the Company long-term loans as of December 31, 2006 are as follows:

	Amount
	NT$	US$
	(In Thousands)

2007	2,335,284	71,645
2008	3,465,885	106,332
2009	3,361,873	103,141
2010	2,181,138	66,916
2011 and thereafter	1,193,172	36,606

	12,537,352	384,640

15.	PENSION PLAN

ChipMOS Taiwan and ThaiLin have established defined benefit pension plans for all of their regular employees, which provide benefits based on the length of service and the average monthly salary for the six months period immediately before retirement.

ChipMOS Taiwan and ThaiLin make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in its name in the Central Trust of China in the Republic of China.

The new Labor Pension Act effective July 2005, required that ChipMOS Taiwan and ThaiLin make monthly deposits, equal to 6% of salaries and wages of employees who chose to join new pension scheme, into individual pension account in Bureau of Labor Insurance.

Certain pension information is as follows:
a.	Net pension cost

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Service cost	56,065	30,021	1,688	52
Interest cost	8,038	8,159	7,790	239
Projected return on plan assets	(5,304)	(4,500)	(4,740)	(146)
Amortization	(143)	1,031	780	24
Unrecognized net (gain)/loss	655	53	53	2

	59,311	34,764	5,571	171

b.	Reconciliation of the fund status of the plan and accrued pension cost

	December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Actuarial present value of benefit obligations
Vested benefit obligation	374	415	1,028	32
Nonvested accumulated benefit obligation	169,835	142,011	141,408	4,338

	December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Additional benefits based on future salaries	143,915	140,827	175,209	5,375

Projected benefit obligation	314,124	283,253	317,645	9,745
Plan assets at fair value	(174,349)	(156,989)	(199,991)	(6,135)

Projected benefit obligation in excess of plan assets	139,775	126,264	117,654	3,610
Unrecognized net transition obligation	(3,043)	(663)	(610)	(19)
Unrecognized net loss	(34,058)	(43,943)	(69,472)	(2,131)

Accrued pension cost	102,674	81,658	47,572	1,460

c.	Actuarial assumptions

	Year Ended December 31
	2004	2005	2006
Discount rate	3.25%	2.75%	2.75%
Future salary increase rate	3.25%	3.25%	3.50%~5.00%
Expected rate of return on plan assets	3.25%	2.75%	2.75%
d.	Changes in pension fund

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
		(In Thousands)

Contributions	32,160	29,892	39,656	1,217

Payment of benefits	—	—	—

16.	TREASURY STOCK

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)
Outstanding shares held by subsidiaries	4,750	4,750	146
Purchase of treasury stock	115,402	118,593	3,638

	120,152	123,343	3,784

As of December 31, 2006, ThaiLin held 254 thousand outstanding shares of ChipMOS Taiwan as long—term investment. The treasury stocks were carried with an amount of NT$4,750 thousand, according to ChipMOS Taiwan’s equity in the cost of the investment recorded by ThaiLin.

In 2005 and 2006, ChipMOS Taiwan purchased 7,098 thousand and 210 shares of treasury stock at the cost of NT$115,402 thousand and NT$3,191 thousand, respectively. These shares shall be transferred to employees, resold or de—registered within three years. These shares do not possess shareholder’s equity.
17.	SHAREHOLDERS’ EQUITY

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

18.	INCOME TAX EXPENSE (BENEFIT)
a.	A reconciliation of income tax expense — current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Income tax expense on “income before income tax” at statutory rate	674,082	709,515	1,391,161	42,680
Tax effects of adjustments:
Loss carry forward	(260,217)	(489,380)	(253,116)	(7,766)
Tax-exempt income	(166,653)	(157,808)	(234,689)	(7,200)
Permanent difference	(19,795)	40,061	(113,928)	(3,495)
Temporary difference	175,091	41,694	(97,278)	(2,984)

Income tax expense- current before tax credits	402,508	144,082	692,150	21,235

b.	Income tax expense (benefit) consists of:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Income tax expense — current before tax credits	402,508	144,082	692,150	21,235
Tax on the unappropriated earnings	—	163,838	111,066	3,407
Separate and foreign income tax	86	746	209	6
Income tax credits	(355,923)	(218,672)	(506,285)	(15,532)

Income tax for the current year	46,671	89,994	297,140	9,116
(Forward)
(Followed)
Net change of deferred income tax assets (liabilities) for the year
Tax credits	(70,003)	76,611	(206,923)	(6,348)
Temporary difference	(128,593)	(234,688)	97,278	2,984
Valuation allowance	(560,053)	(405,487)	230,050	7,058
Loss carry forward	584,122	517,738	133,732	4,103
Adjustment of prior year’s taxes and others	(4,743)	497	(4,673)	(143)

Income tax (benefit) expense	(132,599)	44,665	546,604	16,770

ChipMOS Taiwan under Science Park Regulations is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of equipment funded by capital increases. Such tax exemption will expire on December 31, 2008.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Net current deferred income tax assets:
Unrealized foreign exchange loss	3,496	3,679	113
Unrealized loss provision on sales allowance	9,455	21,912	672
Loss of market price decline and obsolete and slow-moving inventories	20,616	19,026	584
Allowance for bad-debts	81,424	77,533	2,378
Tax credits	110,103	491	15
Others	14,108	11,696	359

	239,202	134,337	4,121
Less: valuation allowance	—	—	—

	239,202	134,337	4,121

Net non-current deferred income tax assets (liabilities):
Tax credits for investment in machinery and equipment and R&D expenditures	801,450	1,117,985	34,299
Loss carry forwards	133,732	—	—
Depreciation differences	(556,316)	(650,012)	(19,942)
Other	266,057	257,728	7,907

	644,923	725,701	22,264
Less: Valuation allowance	(793,874)	(1,023,924)	(31,413)

	(148,951)	(298,223)	(9,149)

The rate at which deferred income tax components are measured was 25% as of December 31, 2005 and 2006.
d.	Integrated income tax information
ChipMOS Taiwan, the balances of the ICA were NT$52,445 thousand and NT$71,486 thousand as of December 31, 2005 and 2006, respectively.

ChipMOS Taiwan, the imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends. Tax creditable ratio was 2.85% and 1.18% for 2005 and 2006, respectively.

e.	The balance and year of expiry of unused investment tax credits as of December 31, 2006 are as follows:

Year of Expiry	Machinery & Equipment	R&D Expenditure
	NT$	NT$
	(In Thousands)
2007	267,082	34,184
2008	254,505	—
2009	43,416	42,732
2010	476,556	—

	1,041,559	76,916

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire from 2007 to 2010. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Loss carry forwards can be used to deduct current income tax obligation up to the extent of taxable income and will be expired after 5 years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2005 and 2006.

The tax authorities have examined and assessed the income tax returns of ChipMOS Taiwan and ThaiLin through 2003 and 2004, respectively.

According to ROC tax law, unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings (accumulated deficit) of ChipMOS Taiwan as of December 31, 2005 and 2006 were generated during and after 1998.

19.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

Name	Relationship

ChipMOS Bermuda	A major shareholder

SPIL	A major shareholder

MVI	An indirect major shareholder

ChipMOS Japan	A 100% owned subsidiary

ChipMOS U.S.A.	A 100% owned subsidiary

PlusMOS	A former 25% owned investee. It merged with CHANTEK in April 2004.

ProMOS Technology Inc. (ProMOS)	An investee of MVI

DenMOS Technology Inc. (DenMOS)	An investee of MVI

Mou—Fu Investment Ltd. (Mou-Fu)	An investee of MVI

Best Home	A 19% owned investee; ChipMOS Taiwan is a major shareholder.

Sun Fund	A 17% owned investee; ChipMOS Taiwan is a major shareholder.

AMCT	A former 100% owned investee. It was liquidated in October 2004.

ChipMOS TECHNOLOGIES (H.K.) Ltd. (ChipMOS H.K.)	A subsidiary of ChipMOS Bermuda (Note: It used to be called ChipMOS FAR EAST Ltd., and was renamed as ChipMOS TECHNOLOGIES (H.K.) Ltd. in May 2005.)

ChipMOS TECHNOLOGIES (H.K.) Ltd., Taiwan Branch (ChipMOS (H.K.) Taiwan Branch)	A subsidiary of ChipMOS Bermuda
The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
During the year

Sales
MVI	14,274	6	—	—
PlusMOS	16,751	—	—	—
ProMOS	4,231,658	4,332,058	5,529,273	169,636
ChipMOS H.K.	17,845	10,556	6,172	189
SPIL	—	—	83	3
DenMOS	567,042	271,393	124,870	3,831

	4,847,570	4,614,013	5,660,398	173,659

(Forward)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
(Followed)
Rental revenue
MVI	4,800	4,800	2,160	66
DenMOS	455	30	—	—
ProMOS	14,057	9,371	9,371	288

	19,312	14,201	11,531	354

Other revenue
SPIL	—	—	62	2
PlusMOS	41	—	—	—
ChipMOS H.K.	4,455	1,982	11,996	368
ChipMOS U.S.A.	526	—	—	—
ProMOS	507	522	73	2
AMCT	126	—	—	—

	5,655	2,504	12,131	372

Purchases
AMCT	10,732	—	—	—
ChipMOS H.K.	89,599	3,120	—	—
MVI	637,089	11,964	—	—
ChipMOS U.S.A.	149	—	—	—
SPIL	—	75	—	—

	737,569	15,159	—	—

Subcontract expenses
ChipMOS H.K.	214,127	73,905	28,326	869

Operating expenses
Administrative expenses
MVI	1,950	—	—	—
Mou-Fu	2,275	3,900	1,950	60

	4,225	3,900	1,950	60

Service fee
ChipMOS U.S.A.	32,175	—	—	—
ChipMOS Japan	15,045	—	—	—

	47,220	—	—	—

Rental expense
MVI	2,218	593	—	—
ProMOS	—	1,245	—	—

	2,218	1,838	—	—

Fee for stock registry service
Mou-Fu	1,977	493	—	—

(Forward)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
(Followed)
Consultation fee
ChipMOS Bermuda	25,191	32,014	32,695	1,003

Other expense
PlusMOS	88	—	—	—
MVI	148	148	144	4
ProMOS	1,027	—	—	—

	1,263	148	144	4

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
At the end of year

Notes and accounts receivable
DenMOS	54,901	10,332	317
ProMOS	1,372,950	1,851,469	56,802
ChipMOS H.K.	1,554	—	—

	1,429,405	1,861,801	57,119

Other receivable
ChipMOS Bermuda	8,862	1,526	47
MVI	852	613	19
SPIL	—	65	2
DenMOS	317	162	5
ChipMOS H.K.	493	3,003	92
ProMOS	3,174	13,118	402
ChipMOS (H.K.) Taiwan Branch	137	12	—

	13,835	18,499	567

Accounts payable
ChipMOS H.K.	2,214	4,295	132

Other payable
MVI	28	25	1
ProMOS	781	—	—
ChipMOS H.K.	3,191	—	—
SPIL	79	—	—
ChipMOS Bermuda	41,063	30,965	950
Mou-Fu	348	—	—

	45,490	30,990	951

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

As of April 7, 2004, ChipMOS Taiwan entered into a technology transfer agreement with ChipMOS Bermuda for a period of 20 years, starting from effective day. The total price was US$19,700 thousand, recorded as deferred credits. As of December 31, 2005 and 2006, the unamortized amount was NT$593,666 thousand and NT$561,137.

In 2006 ChipMOS Taiwan sold furniture and fixtures to ChipMOS H.K. Taiwan Branch with the proceeds amounted to NT$132 thousand and recognized gain on disposal of properties amounted to NT$14 thousand.

In 2005, ChipMOS Taiwan acquired 8,085 thousand, 418 thousand and 710 thousand shares of CHANTEK from MVI, Mou-Fu and Best Home at the cost of NT$49,804 thousand, 2,574 thousand and 4,372 thousand.

20.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Time deposits (matures from January 2007 to October 2007)	125,447	81,283	2,494

Time deposits are pledged as collateral for the Company’s customs duties payable, letter of credit, lawsuit and research and development subsidy loans.
21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2006
a.	As of December 31, 2006, ChipMOS Taiwan leases parcels of land from the Hsinchu and Tainan Science Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(In Thousands)

2007	17,362	532
2008	17,362	532
2009	17,362	532
2010	17,362	532
Thereafter	121,536	3,731

Total minimum lease payments	190,984	5,859

b.	As of December 31, 2006, ChipMOS Taiwan leases a parcel of machinery under an agreement expiring on 2009.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(In Thousands)
2007	44,376	1,361
2008	44,376	1,361
2009	33,282	1,022

Total minimum lease payments	122,034	3,744

c.	Pursuant to the semiconductor packaging technology license agreement (see Note 19), ChipMOS Taiwan is obligated to make future payments of license fee amounted to US$18,250 thousand to ChipMOS Bermuda as of December 31, 2006.

d.	The Company has unused letters of credit aggregating approximately USD$17,690 thousand, JPY 1,553,265 thousand, EUR$182 thousand, and GBP$16 thousand as of December 31, 2006.

e.	In 2003, tax authorities have assessed and increase the 2000 income taxes of ChipMOS Taiwan by NT$30,526 thousand. ChipMOS Taiwan has filed an appealing for the assessment. In 2006, the 2000 income tax was increased by NT$1,786 thousand based on a ruling given by the Court.

f.	As of December 31, 2006, ChipMOS Taiwan had capital commitments in relation to purchase of machinery in the amount of US$7,000 thousand (2005: US$110,000 thousand).

g.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set in the agreement. In February 2006, ChipMOS Taiwan and ChipMOS USA have received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. According to Company’s counsel, fact discovery has been ongoing and is scheduled to close on March 31, 2007, although it may be extended beyond that date by order of the Court. Therefore, expert discovery will be continued and the trial date could be moved to April 2008. The Company’s counsel has not formed an opinion as to the outcome of the case.

h.	On October 16, 2006, Freescale Semiconductor, Inc. (“Freescale”) unilaterally terminated an “Immunity Agreement”, (the “Agreement”) ChipMOS Taiwan and Freescale, formerly part of Motorola, Inc. (“Motorola”), entered into in 1999 for ChipMOS Taiwan’s alleged breach of the Agreement. Under the Agreement, ChipMOS Taiwan promised to pay royalties and licensee fees to Motorola for using certain patents owned by Motorola. Freescale replaced Motorola as a party to the Agreement, after Freescale was spun off from Motorola. Freescale has alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any patents in the Agreement, or, if covered, those patents are invalid. As such, ChipMOS Taiwan argues Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to make royalty payments for products it believes are covered by the Agreement. Any payments returned by Freescale have been deposited in a separate escrow account. If Freescale initiates a lawsuit, ChipMOS Taiwan expect to vigorously defend itself. The Company’s counsel has not formed any opinion as to the outcome of the case.

22.	NOTES TO THE CASH FLOW STATEMENT
a.	Acquisition of subsidiaries

	December 31,
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Net assets acquired:
Cash and bank balances	7,261	—	—
Current assets	27,519	—	—
Property, plant and equipment	9,197	—	—
Other assets	1,415	—	—
Current liabilities	(20,925)	—	—
Other liabilities	(16)	—	—

	24,451	—	—
Goodwill on acquisition	—	—	—

	24,451	—	—

Satisfied by:
Cash	—	—	—
Reclassification to interest in subsidiary	24,451	—	—

	24,451	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiary is as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Cash and bank balances acquired	7,261	—	—
Less: cash consideration	—	—	—

	7,261	—	—

b.	Disposal of a subsidiary

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
		(In Thousands)
Net assets disposed:
Cash and bank balances	—	35,909	—	—
Accounts receivable	—	6,708	—	—
Inventories	—	38	—	—
Prepayment and other assets	—	619	—	—
Property, plant and equipment	—	32,969	—	—
Intangible assets	—	1,954	—	—
Bank loans	—	(17,791)	—	—
Accrued and other liabilities	—	(3,799)	—	—
Long-term loans	—	(5,290)	—	—
Minority interest	—	(30,303)	—	—

	—	21,014	—	—
Goodwill	—	66,786	—	—
Loss on disposal of a subsidiary	—	(3,856)	—	—

	—	83,944	—	—

Cash consideration	—	83,944	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash consideration	—	83,944	—	—
Less: cash and bank balances disposed	—	(35,909)	—	—

	—	48,035	—	—

23.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan had entered into forward exchange contracts or foreign currency options for the years ended December 31, 2006, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:
a.	Forward, exchange contracts

As of December 31, 2005 and 2006, there were no outstanding forward contracts. Net exchange gains on forward exchange contracts were NT$1,528 thousand and NT$2,257 thousand for the year ended December 31, 2005 and 2006.

b.	European options

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery, and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2005 and 2006, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2005 and 2006, ChipMOS Taiwan didn’t realize premium income of NT$36 and nil thousand, respectively.

c.	Interest Rate Risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a quarto stepping interest rate for a floating rate and keeps records when transactions are settled. The difference of the interests is calculated quarterly and is credited or charged to the income in the current period. The benefit of interest rate swaps recognized as non-operating income in 2005 and 2006 were NT$11,190 thousand and nil respectively.

d.	Transaction risks
1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company does not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company entered into forward contracts and option contracts occasionally.

3)	Liquidity and cash requirements. The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

e.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2005		December 31, 2006
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
	NT$	NT$	NT$	NT$
	(In Thousands)
Non-derivative financial instruments

Assets
Cash	3,154,097	3,154,097	1,877,501	1,877,501
Restricted cash and cash equivalents	125,447	125,447	81,283	81,283
Financial assets at fair value through profit and loss	186,136	186,136	1,929,124	1,929,124
Notes receivable	30,581	30,581	31,103	31,103
Accounts receivable	2,401,045	2,401,045	3,045,346	3,045,346
Receivables from related parties
Notes and accounts	1,419,976	1,419,976	1,838,964	1,838,964
Others	5,315	5,315	9,979	9,979
Other receivable	169,337	169,337	36,276	36,276
Long-term investments under equity method	58,124	58,124	—	—
Financial assets valued by cost	355,001	355,001	366,743	366,743
Refundable deposits	17,846	17,846	29,529	29,529
Liabilities
Bank loans	467,834	467,834	853,360	853,360
Commercial paper payable	149,413	149,413	—	—
Notes payable	3,927	3,927	—	—
Accounts payable	657,963	657,963	728,150	728,150
Payable to related parties
Trade	2,214	2,214	4,295	4,295
Others	45,490	45,490	30,990	30,990
Payables to contractors and equipment suppliers	372,329	372,329	855,228	855,228
Long-term loans (including current portion)	6,734,767	6,734,767	12,537,352	12,537,352
Guarantee deposits	1,454	1,454	5,833	5,833
Fair values of financial instruments were determined as follows:
1)	Short-term financial instruments — market values.

2)	Financial assets at fair value through profit and loss — market values.

3)	Long-term investments under equity method and financial assets valued by cost - market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits — future values.

5)	Long-term liabilities — based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Other long-term liabilities are their carrying values as they use floating interest rates.
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

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing performance of the Company. Financial segment information required by SFAS No. 131 is as follows:
a.	The Company provides semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductors services.

	2004
						Segment	Corporate &	Consolidated
	Testing	Assembly	Turnkey	LCD	Bumping	Totals	Other Assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)

Revenues from customers	5,950,174	5,734,592	473,588	2,655,201	54,322	14,867,877	—	14,867,877
Cost of revenues	3,744,781	4,795,074	466,676	1,615,799	121,898	10,744,228	—	10,744,228
Segment gross profit	2,205,393	939,518	6,912	1,039,402	(67,576)	4,123,649	—	4,123,649
Depreciation and amortization	2,445,481	410,721	—	578,835	22,650	3,457,687	—	3,457,687
Segment assets	12,352,842	4,634,992	—	2,961,478	504,130	20,453,442	7,394,399	27,847,841
Expenditure for segment assets	4,698,036	1,028,155	—	1,380,372	526,712	7,633,275	—	7,633,275

	2005
						Segment	Corporate &	Consolidated
	Testing	Assembly	LCD	Bumping	Module	Totals	Other Assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	6,371,845	4,901,030	2,945,040	153,129	385,479	14,756,523	—	14,756,523
Cost of revenues	4,337,442	3,867,653	1,885,241	337,646	409,705	10,837,687	—	10,837,687
Segment gross profit	2,034,403	1,033,377	1,059,799	(184,517)	(24,226)	3,918,836	—	3,918,836
Depreciation and amortization	2,618,466	672,053	836,665	90,862	2,143	4,220,189	—	4,220,189
Segment assets	13,453,184	3,236,351	3,733,320	1,683,367	52,328	22,158,550	5,877,885	28,036,435
Expenditure for segment assets	3,412,550	1,044,114	1,613,308	581,599	28,873	6,680,444	—	6,680,444

	2006
						Segment	Corporate &	Consolidated
	Testing	Assembly	LCD	Bumping	Module	Totals	Other Assets	Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Thousands)
Revenues from customers	9,210,007	5,845,164	3,964,136	479,988	325,266	19,824,561	—	19,824,361
Cost of revenues	5,420,636	4,320,150	2,702,920	702,832	322,435	13,468,973	—	13,468,973
Segment gross profit	3,789,371	1,525,014	1,261,216	(222,844)	2,831	6,355,588	—	6,355,588
Depreciation and amortization	3,148,028	819,564	1,014,327	335,481	29,078	5,346,478	—	5,346,478
Segment assets	16,443,840	5,053,814	4,610,879	2,495,225	53,518	28,657,276	9,977,751	38,635,027
Expenditure for segment assets	8,516,332	2,630,769	1,992,147	1,175,556	30,205	14,345,009	—	14,345,009
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

b.	The Company has no significant foreign operations.

c.	Net revenues:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
	(In Thousands)
Area
ROC	12,182,691	11,924,655	15,455,922
USA	1,597,962	1,548,927	2,563,771
JAPAN	541,747	482,587	541,961
OTHERS	545,477	800,354	1,262,907

	14,867,877	14,756,523	19,824,561

d.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31
	2004		2005		2006
Customer	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Thousands)

ProMOS	4,231,658	29	4,332,058	29	5,529,273	28
PowerChip	1,721,993	12	2,233,503	15	2,834,956	14
HiMAX	—	—	—	—	2,244,818	11
25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY CHIPMOS TAIWAN AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
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
b.	Financial assets
Prior to January 1, 2006 under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The 2004 and 2005 adjustment below relates to the Company’s equity securities that are classified as trading and available-for-sale securities under U.S. GAAP. There is no difference between ROC GAAP and U.S. GAAP effective January 1, 2006.
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
Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, in 2004 under ROC GAAP, if audited financial statements of an investee are not available for the Company to apply the equity method due to time constraints and such equity interests are below certain materiality threshold, the Company is permitted to delay the recognition of income (loss) until 2005. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP represents the proportionate share of loss of long-term investment in 2004. In 2005 and 2006, there was no such difference.
d.	Technologies transferred in payment of capital stock
As discussed in Note 11, MVI and SPIL contributed, as payment to their subscription in the shares of stock of ChipMOS Taiwan, technologies relating to the testing and assembly of semiconductors at an agreed value of NT$750,000 thousand. Under ROC GAAP, such technology transfers in payment of capital stock are recorded as an intangible asset, and amortized by systematic charges to income over the periods estimated to be benefited. As permitted under ROC GAAP, ChipMOS Taiwan uses a 5 years amortization period. Under U.S. GAAP, the technology contribution cannot be recognized due to the unavailability of a fair value for the technologies. Therefore, the carrying value of the technologies has been adjusted to zero under U.S. GAAP.

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
Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to January 1, 2005, there is no requirement provided for impairment of long-lived assets under ROC GAAP. Therefore, the Company applied US GAAP to evaluate the long-lived assets for impairment purpose in 2004. In 2005, the adjustment for impairment of long-term investment represented the additional impairment to be recognized after the reversal of amortization of goodwill in respect of the long-term investment. In 2006, the adjustment represents the reversal of impairment loss recognized under ROC GAAP that were already recognized under U.S. GAAP in 2005.

k.	Stock bonus and dividend

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

n.	Goodwill and negative goodwill

Prior to January 1, 2006 under ROC GAAP, goodwill arises as the difference between acquisition cost and the equity of the subsidiary and is amortized using a systematic method, whereas under U.S. GAAP such goodwill is not amortized, but is subject to impairment tests.

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

There is no difference between ROC GAAP and U.S. GAAP since January 1, 2006.

o.	Pension expenses

ROC SFAS No. 18, which is similar in many respects to SFAS No. 87 and SFAS No. 88, was effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87 and SFAS No. 88.

The company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”) effective December 31, 2006. SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet and recognize in shareholders’ equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost as of the balance sheet date.

The adoption of SFAS No. 158 resulted in a decrease in total shareholders’ equity of NT$63,395 thousand (US$1,945 thousand) as of December 31, 2006.

p.	Allowance for loss and scrap loss on inventories

ROC GAAP does not specify the classification of allowance for loss on inventories, therefore the recovery of allowance for loss on inventories of NT$67,002 thousand and NT$74,581 thousand for 2004 and 2005 has been classified under non-operating income. Under U.S. GAAP, the allowance for loss on inventories should be classified in the income statement as a component of cost of revenue.

ROC GAAP does not specify the classification of scrap loss on inventories; therefore, in 2006, NT$75,602 thousand has been classified under non-operating expense. Under U.S. GAAP, the scrap of inventories should be classified in the income statement as a component of cost of revenue.

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Net income

Net income based on ROC GAAP	2,322,760	2,108,036	4,138,270	126,960

Adjustments:
Amortization of start-up costs	9,916	2,305	2,237	68
Depreciation of fixed assets and employee dormitory building	(14,444)	(14,957)	(22,200)	(681)
Transfer of building and facilities from MVI	1,299	1,075	741	23
Financial assets at fair value through profit and loss	10,567	(3,956)	(3,035)	(93)
Depreciation of interest capitalization	(19,793)	(19,793)	(19,793)	(607)
Long-term investment under equity methold	(3,358)	(34,105)	17,001	522
Employee bonus and director remuneration	—	(460,044)	(537,463)	(16,489)
Effect of U.S. GAAP adjustment on minority interest	—	48,767	49,749	1,526
Effect of U.S. GAAP adjustment on income taxes	5,755	4,327	9,753	299

Net decrease in net income	(10,058)	(476,381)	(503,010)	(15,432)

Net income based on U.S. GAAP	2,312,702	1,631,655	3,635,260	111,528

Earnings per share	2.61	1.84	4.10	0.13

Number of weighted average shares outstanding under U.S. GAAP	887,227	885,686	886,012	886,012

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	14,455,753	17,827,308	546,934

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(23,010)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	23,010
Start-up costs
Original cost	(61,107)	(60,151)	(1,846)
Accumulated depreciation of start-up costs	53,400	54,668	1,677
Net effect on inventories	(53)	(40)	(1)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(100,710)	(122,959)	(3,772)
Net effects on inventories	322	371	11
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,313)
Depreciation and gain on disposal of building and facilities from MVI	169,155	169,883	5,212

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Net effects on inventories	(26)	(13)	—
Financial assets at fair value through profit and loss	3,035	—	—
Pension expenses	(1,898)	(65,293)	(2,003)
Interest capitalization	118,757	118,757	3,643
Depreciation of interest capitalization	(51,769)	(71,562)	(2,195)
Long-term investment under equity method	(25,470)	(8,469)	(260)
Employee bonus and director remuneration	(294,300)	(523,387)	(16,057)
Effect of U.S.GAAP adjustment on minority interest	48,767	49,749	1,526
Effect of U.S. GAAP adjustment on income taxes	7,785	17,538	538

Net decrease in shareholders’ equity	(307,286)	(614,082)	(18,840)

Shareholders’ equity based on U.S. GAAP	14,148,467	17,213,226	528,094

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	10,593,316	13,093,797	14,148,467	434,069
Reversal of unrealized loss (gain) on available-for-sale securities	5,618	805	1,673	51
Cash dividend	—	(532,336)	(531,791)	(16,315)
Purchase of treasury stock	—	(115,402)	(3,191)	(98)
Outstanding shares owned by subsidiaries	—	(4,750)	—	—
Issuance of new stock for merger	—	89,912	—	—
Unrealized loss on available-for-sale securities	(805)	(1,673)	—	—
Cumulative translation adjustments	(7,564)	6,380	(359)	(11)
Adjustment for long-term investments	190,530	(19,921)	26,562	815
Unrecognized pension cost	—	—	(63,395)	(1,945)
Net income for the year	2,312,702	1,631,655	3,635,260	111,528

Balance, end of the year	13,093,797	14,148,467	17,213,226	528,094

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Current assets

As reported	8,330,865	9,967,812	305,808
U.S. GAAP adjustments
Financial assets at fair value through profit and loss	3,035	—	—
Effect of inventory adjustments:
Start-up costs	(53)	(40)	(1)
Depreciation of fixed assets and employee dormitory building	322	371	11
Transfer of building and facilities from MVI	(26)	(13)	—

As adjusted	8,334,143	9,968,130	305,818

Funds and long-term investments

As reported	413,125	366,743	11,252
U.S. GAAP adjustments
Adjustment for investment income	53,893	—	—
Impairment loss	(79,363)	(8,469)	(260)

As adjusted	387,655	358,274	10,992

(Forward)

(Followed)

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Property, plant and equipment — net

As reported	18,986,699	27,854,382	854,560

U.S. GAAP adjustments
Start-up costs	(7,707)	(5,483)	(168)
Depreciation of fixed assets	(89,178)	(109,796)	(3,369)
Transfer of building and facilities from MVI	(4,019)	(3,291)	(101)
Interest capitalization	66,988	47,195	1,448
Negative goodwill of merging Chantek	(20,275)	(20,275)	(622)

As adjusted	18,932,508	27,762,732	851,748

Other assets

As reported	260,499	301,773	9,258
U.S. GAAP adjustments
Depreciation of employee dormitory building	(11,532)	(13,163)	(404)
Goodwill	20,275	20,275	622

As adjusted	269,242	308,885	9,476

Current liabilities
As reported	4,885,016	6,209,920	190,517
U.S, GAAP adjustments
Accrued employee bonds and director remuneration	294,300	523,387	16,058

As adjusted	5,179,316	6,733,307	206,575

Other liabilities

As reported	825,729	912,765	28,003
U.S. GAAP adjustments
Pension expenses	1,898	65,293	2,003
Effect of U.S. GAAP adjustment on income taxes	(7,785)	(17,538)	(538)

As adjusted	819,842	960,520	29,468

Minority interest
As reported	3,494,210	3,482,966	106,856
U.S. GAAP adjustments
Accrued employee bonds and director remuneration	(48,767)	(49,749)	(1,526)

As adjusted	3,445,443	3,433,217	105,330

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$28,026,919 thousand and NT$38,542,338 thousand as of December 31, 2005 and 2006, respectively.
The following U.S. GAAP condensed statements of operation for the years ended December 31, 2004, 2005 and 2006 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for inventories, scrap of inventories and bonuses to employees, directors and supervisors are included as operating expenses.

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Net revenue	14,867,877	14,756,523	19,824,561	608,209
Cost of revenue	(10,746,166)	(10,848,673)	(13,486,578)	(413,762)

Gross profit	4,121,711	3,907,850	6,337,983	194,447
Operating expenses	(1,095,053)	(1,540,563)	(1,489,060)	(45,684)

Income from operations	3,026,658	2,367,287	4,848,923	148,763
Non-operating expenses — net	(574,814)	(423,167)	(151,257)	(4,641)

Income before income tax	2,451,844	1,944,120	4,697,666	144,122

Net income	2,312,702	1,631,655	3,635,260	111,528

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

On September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in shareholders’ equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

The FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”) in February 2006. SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and

SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently assessing the impact SFAS No. 155 will have on the consolidated financial statements but do not anticipate it will be material.

The FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“SFAS No. 156”) in March 2006. SFAS No. 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. A company would recognize a servicing asset or servicing liability initially at fair value. A company will then be permitted to choose to subsequently recognize servicing assets and liabilities using the amortization method or fair value measurement method. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The Company is currently assessing the impact SFAS No. 156 will have on the consolidated financial statements but do not anticipate it will be material.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in an income tax return. FIN No. 48 will require companies to include additional qualitative and quantitative disclosures within their financial statements. The disclosures will include potential tax benefits from positions taken for tax return purposes that have not been recognized for financial reporting purposes and a tabular presentation of significant changes during each period. The disclosures will also include a discussion of the nature of uncertainties, factors that could cause a change, and an estimated range of reasonably possible changes in tax uncertainties. FIN No. 48 will also require a company to recognize a financial statement benefit for a position taken for tax return purposes when it will be more-likely-than-not that the position will be sustained. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact FIN No. 48 will have on the consolidated financial statements but do not anticipate it will be material.

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure, which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements, which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently assessing the impact SFAS No. 157 will have on the consolidated financial statements.

In September 2006, the U.S. SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying

Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted the provisions of SAB 108 effective December 31, 2006. The adoption of SAB 108 did not have an impact on the consolidated financial statements.

b.	Financial assets at fair value through profit and loss.

On December 31, 2005 and 2006, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP)		(U.S. GAAP)
	Carrying Value		Fair Value
	2005	2006	2005	2006
	NT$	NT$	NT$	NT$
	(In Thousands)		(In Thousands)
Available-for-sale securities	186,136	1,929,124	189,171	1,929,124

Prior to January 1, 2006, the Company uses the weighted-average cost method for available-for-sale securities when determining the cost basis.

The following table shows the gross unrealized losses and fair value of short-term investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2006.

	December 31, 2006
	Less than 12 months				12 months or greater
	Fair value		Unrealized losses/(gains)		Fair value		Unrealized losses/(gains)
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(In Thousands)
Stock	100,820	3,093	(6,604)	(203)	156,832	4,812	(2,006)	(62)
Open-ended funds	1,641,472	50,360	—	—	30,000	920	—	—

	1,742,292	53,453	(6,604)	(203)	186,832	5,732	(2,006)	(62)

c.	Income tax expense (benefit)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Income tax current payable	86	87,643	293,835	9,015
Deferred income tax	(133,697)	(47,802)	247,689	7,598
Adjustment of prior years’ income taxes	(4,743)	497	(4,673)	(143)

Income tax expense (benefit)	(138,354)	40,338	536,851	16,470

Reconciliation of the income tax calculated on pre-tax financial statement income based on statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Tax on pretax income at ROC statutory rate (25%)	670,129	196,559	684,511	21,000
SBIP tax exemption (5%)	—	—	—	—

Tax on pretax income at SBIP statutory rate	670,129	196,559	684,511	21,000
Other tax and assessed additional income tax	86	164,584	111,328	3,415
Tax effect of:
Tax-exempt income	(426,870)	(185,377)	1,752	54
Permanent differences Non-taxable gain on sales of investment	(12,557)	(18,630)	—	—
Non-deductible investment (gain) loss	(12,246)	82,152	(75,151)	(2,306)
Others	(714)	—	56,637	1,738
Temporary differences	50,418	(169,637)	111,873	3,432
Tax credits — utilized	(355,923)	(218,672)	(506,285)	(15,533)
— deferred	(70,003)	76,611	(206,923)	(6,348)
Valuation allowance	(560,053)	(405,487)	230,050	7,058
Loss carry forward	584,122	517,738	133,732	4,103
Adjustment of prior year’s income tax	(4,743)	497	(4,673)	(143)

Income tax (benefit) expense	(138,354)	40,338	536,851	16,470

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Deferred income tax assets

Current
Unrealized foreign exchange loss	3,496	3,679	113
Loss of market price decline and obsolescence and slow-moving inventories	20,616	19,026	584
Sales allowance	9,455	21,912	672
Bad-debt allowance	81,424	77,533	2,378
Tax credits for investment in machinery and equipment and R&D expenditures	110,103	491	15
Others	14,108	11,696	359

	239,202	134,337	4,121
Valuation allowance	—	—	—

	239,202	134,337	4,121

Deferred income tax liabilities
Non-current
Tax credits for investment in machinery and equipment and R & D expenditures	801,450	1,117,985	34,299
Depreciation differences	(531,219)	(619,365)	(19,002)
Interest capitalization	(16,747)	(11,799)	(362)
Loss carry forward	133,732	—	—
Transferred assets from MVI	1,011	826	26
Start-up costs	1,940	1,380	42
Others	262,541	254,212	7,799

	652,708	743,239	22,802
Valuation allowance	(793,874)	(1,023,924)	(31,413)

	(141,166)	(280,685)	(8,611)

	98,036	(146,348)	(4,490)

d.	Pension plans

On September 29, 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined benefit Pension and Other Postretirement Plans”. The company adopted SFAS. No. 158 effective December 31, 2006. The impact of the adoption of SFAS No. 158 has been reflected within the consolidated financial statements as of December 31, 2006. The incremental effect of applying SFAS No. 158 has been disclosed as par of this footnote.

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Components of net periodic benefit cost
Service cost	51,970	30,021	1,688	52
Interest cost	7,599	8,713	7,781	239
Projected return on plan assets	(4,892)	(4,659)	(4,732)	(145)
Net amortization and deferral:
Unrecognized net transition obligation	(477)	(305)	(319)	(10)
Unrecognized net loss	809	1,209	879	27
Curtailment Loss Recognition	—	458	—	—

Net periodic benefit cost	55,009	35,437	5,297	163

Recognized in other comprehensive income
Unrealized net transition obligation	—	—	7	—
Unrealized actuarial loss	—	—	63,388	1,945

Total recognized in other comprehensive income	—	—	63,395	1,945

Total recognized in total benefit cost and other comprehensive	—	—	68,692	2,108

The estimated net transition obligation and actuarial loss for the defined benefit pension plans tat will be amortized from accumulated other comprehensive income into benefits cost in 2007 is NT$1 thousand (US$0) and NT$3,233 thousand (US $99 thousand), respectively.

Changes in plan assets
Fair value of plan assets at beginning of year	135,893	174,349	156,172	4,791
Actual return on plan assets	1,796	1,971	4,163	128
Employer contribution	32,160	29,892	39,656	1,217
Effect of merger	4,500	(49,223)	—	—

	174,349	156,989	199,991	6,136

Changes in benefit obligation
Benefit obligation at beginning of year	167,979	314,124	283,253	8,690
Service cost	51,970	30,021	1,688	52
Interest cost	7,599	8,713	7,781	239
Actuarial loss (gain)	20,751	(2,024)	24,924	765
Acquisition of subsidiary	65,825	—	—	—
Effect of merger	—	(67,581)	—	—

Benefit obligation at end of year	314,124	283,253	317,646	9,746

Funds status	(139,775)	(126,264)	(117,655)	(3,610)
Unrecognized actuarial loss	48,918	42,708	68,185	2,092

Net amount recognized (recognized as accrued pension cost)	(90,857)	(83,556)	(49,470)	(1,518)

Actuarial assumptions

Discount rate	3.25%	2.75%	2.75%	2.75%

Rate of compensation increase	3.25%	3.25%	3.50%	3.50%

Expected return on plan assets	3.25%	2.75%	2.75%	2.75%

The following table is required as part of adopting SFAS No. 158.

Incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006:

	Before
	application of SFAS
	No. 158	Adjustments	After application of SFAS No. 158
	NT$	NT$	NT$	US$
	(In Thousands)
Accured pension cost	49,470	63,395	112,865	3,463
Total other liabilities	897,125	63,395	960,520	29,468
Accumulated other comprehensive income	(2,162)	(63,395)	(65,557)	(2,011)
Total shareholders’ equity	17,276,621	(63,395)	17,213,226	(528,094)
The Company has no other post-retirement or post-employment benefit plans. The company expects to contribute NT$39,155 thousand to its pension plans during 2007. The plan assets are all invested in the Central Trust of China.

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

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
		(In Thousands)

Net cash inflow (outflow) from:

Operating activities	5,764,200	8,958,953	6,961,854	213,587
Investing activities	(6,169,297)	(6,587,533)	(13,742,203)	(421,605)
Financing activities	2,067,591	(2,035,152)	5,503,716	168,852
Effect of exchange rate changes	—	(327)	37	1

Change in cash and cash equivalents	1,662,494	335,941	(1,276,596)	(39,165)
Cash and cash equivalents at the beginning of year	1,155,662	2,818,156	3,154,097	96,766

Cash and cash equivalents at the end of year	2,818,156	3,154,097	1,877,501	57,601

f.	Statements of comprehensive income (loss)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)

Net income based on U.S. GAAP	2,312,702	1,631,655	3,635,260	111,528
Other comprehensive income (loss):
Reversal of unrealized loss on available-for-sale security	5,618	805	1,673	51
Unrealized loss on available-for-sale security	(805)	(1,673)	—	—
Unrecognized pension costs	—	—	(63,395)	(1,945)
Translation adjustment	(7,564)	6,380	(359)	(11)

Comprehensive income	2,309,951	1,637,167	3,636,574	111,568

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

g.	Statements of accumulated comprehensive income (loss)

		Unrealized		Accumulated
		Gain (Loss) on		Other
	Unrecognized	Financial	Translation	Comprehensive
	Pension Cost	Instrument	Adjustment	Income (Loss)
	NT$	NT$	NT$	NT$
	(In Thousands)

January 1, 2004	—	(5,618)	(619)	(6,237)
Addition in 2004	—	4,813	(7,564)	(2,751)

December 31, 2004	—	(805)	(8,183)	(8,988)
Addition in 2005	—	(868)	6,380	5,512

December 31, 2005	—	(1,673)	(1,803)	(3,476)
Addition in 2006	(63,395)	1,673	(359)	(62,081)

December 31, 2006	(63,395)	—	(2,162)	(65,557)