Form 20-F
period 2007-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2008-05-28
CIK 1111759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
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
Eva Chen, telephone: +886 (4) 2534-1525, fax: +886 (4) 2534-6278,
No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, ROC
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
As of December 31, 2007, 3,073,424,534 Common Shares were outstanding

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP  ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐ Item 18  ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐  No ☑

SILICONWARE PRECISION INDUSTRIES CO., LTD.
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2007

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
Item 2. Offer Statistics and Expected Timetable
          Not applicable.
Item 3. Key Information
          A.     Selected Financial Data
          The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2005, 2006 and 2007 and the selected balance sheet data as of December 31, 2006 and 2007 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2003 and 2004 and the selected balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 33 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	27,411	35,252	43,488	57,126	66,177	2,040.6
Cost of goods sold	(23,298)	(28,871)	(33,960)	(41,894)	(46,759)	(1,441.8)

Gross profit	4,113	6,381	9,528	15,232	19,418	598.8

Operating expenses	(1,592)	(2,048)	(2,279)	(2,989)	(3,224)	(99.4)

Operating income	2,521	4,333	7,249	12,243	16,194	499.4
Equity investment income (loss)(1)	(533)	308	448	1,154	246	7.6
Other non-operating income(1)	882	732	853	1,099	3,381	104.2
Other non-operating expenses	(667)	(1,548)	(941)	(218)	(193)	(6.0)

Income before income tax(1)	2,203	3,825	7,609	14,278	19,628	605.2
Income tax benefit (expense)	636	457	(16)	(949)	(2,139)	(65.9)

Income from continuing operations	2,839	4,282	7,593	13,329	17,489	539.3

Cumulative effects of changes in accounting principles	—	—	651	—	—	—
Net income(1)(2)	2,839	4,282	8,244	13,329	17,489	539.3

Earnings per share(3)
Basic	1.13	1.69	3.17	4.75	5.80	0.18
Diluted	1.04	1.32	2.98	4.47	5.77	0.18
Shares used in per share calculation (average, as adjusted)(2)
Basic	2,492	2,531	2,597	2,803	3,017	3,017
Diluted	2,797	2,975	3,026	2,991	3,039	3,039
Earnings (loss) per ADS(3)
Basic	5.65	8.45	15.85	23.75	29	0.89
Diluted	5.20	6.60	14.90	22.35	28.85	0.89
Dividends per share(4)	—	1.35	1.55	2.62	3.55	0.11
ADSs used in per ADS calculation (average, as adjusted)(3)
Basic	498	506	519	561	603	603
Diluted	559	595	605	598	608	608

	Years Ended December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
US GAAP
Net operating revenues	27,411	35,252	43,488	57,126	66,177	2,040.6
Operating Income	2,024	3,442	6,004	10,293	12,552	387.0
Income from continuing operations	3,097	3,671	3,971	8,413	13,099	403.9
Net income	3,097	3,671	3,971	8,413	13,099	403.9
Earnings (loss) per share(5)
Basic	1.27	1.48	1.56	3.05	4.37	0.13
Diluted	1.20	1.14	1.55	3.04	4.36	0.13
Shares used in per share calculation (average, as adjusted)(5)
Basic	2,439	2,488	2,545	2,755	2,996	2,996
Diluted	2,737	2,707	2,566	2,770	3,002	3,002
Earnings (loss) per ADS
Basic	6.35	7.40	7.80	15.25	21.85	0.67
Diluted	6.00	5.70	7.75	15.20	21.80	0.67
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	488	498	509	551	599	599
Diluted	547	541	513	554	600	600

	Years Ended December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$(6)

Other Data:
ROC GAAP
Capital expenditures	4,885	9,785	8,245	11,039	12,151	374.7
Depreciation and amortization	5,185	6,153	6,572	7,294	8,169	251.9

	As of December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$(6)

Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	12,203	10,922	12,341	14,731	22,625	697.7
Working capital	4,766	13,492	15,475	18,741	26,363	812.9
Total assets	54,658	58,962	67,175	78,991	85,773	2,644.8
Short-term debt and current portion of long-term debt	10,342	4,013	1,885	446	529	16.3
Long-term debt	8,813	16,639	14,644	5,801	2,996	92.4
Total liabilities	24,960	25,469	26,350	16,055	16,865	520.0
Total stockholders’ equity	29,698	33,493	40,825	62,936	68,908	2,124.8

US GAAP
Total assets	61,756	65,118	81,167	83,770	90,836	2,801.0
Total liabilities	25,419	26,020	29,776	18,911	19,140	590.2
Total stockholders’ equity	36,337	39,098	51,391	64,859	71,696	2,210.8

(1)	Prior to January 1, 2005, the ROC Securities and Futures Bureau allowed us to delay our recognition of investment income or loss in certain investee companies accounted for under the equity method until the following accounting year. As a result, in 2002, we delayed the recognition of investment loss of NT$366 million in relation to the financial results of ChipMOS Technology Inc., or ChipMOS, until 2003. In addition, in 2003 and 2004, we delayed the recognition of investment income of NT$247 million and NT$668 million, respectively, in relation to the financial results of ChipMOS, until 2004 and 2005, respectively, and recorded the above-mentioned amount of NT$668 million as cumulative effects of changes in accounting principles in 2005. From January 1, 2005, we adopted ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income or loss of investees accounted for under the equity method until the subsequent year, and recognized investment income or loss from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. We recognized investment income of NT$433 million and NT$1,125 million for the years ended December 31, 2005 and 2006, respectively, and NT$246 million (US$7.6 million) for the period between January 1, 2007 and March 27, 2007 from ChipMOS’s financial results. In 2005, 2006 and 2007, our investment income under US GAAP from ChipMOS were NT$469 million, NT$1,045 million and NT$253 million (US$7.8 million), respectively.

Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the transaction, we owned 14.7% of ChipMOS Bermuda. From the date of the completion of the sale and purchase, we are required under both ROC GAAP and US GAAP to recognize our ownership in ChipMOS Bermuda as available-for-sale financial assets and evaluate their fair market value on a quarterly basis (under ROC GAAP) and on an annual basis (under US GAAP) and reflect any difference in evaluation from the previous quarter as an addition in or a deduction from “unrealized gain or loss on available-for-sale financial assets”.
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

(2)	We did not have minority interest in 2003, 2004, 2005, 2006 or 2007. Therefore, no such information is presented separately in this table.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 210,497,278 shares, 187,655,305 shares, 267,794,338 shares and 93,876,060 shares distributed as stock dividends and employee stock bonuses in 2004, 2005, 2006 and 2007, respectively, with respect to the earnings of 2003, 2004, 2005 and 2006. No stock dividend was declared in 2003.

(5)	Retroactively adjusted for all subsequent stock dividends only.

(6)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$32.43 to US$1.00 on December 31, 2007.
          Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in note 33 to our financial statements included elsewhere in this annual report. We have corrected our US GAAP reconciliation for the years ended December 31, 2003 and 2004 accordingly.
Currency Translations and Exchange Rates
          We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into US dollars for the convenience of the readers. The rate we used for the translations was NT$32.43 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2007. The translation does not mean that NT dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period-End
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
October	32.55	32.61	32.39	32.39
November	32.33	32.38	32.26	32.26
December	32.41	32.53	32.30	32.43
2008
January	32.36	32.49	32.15	32.15
February	31.61	32.03	30.90	30.92
March	30.58	31.09	29.99	30.37

Year Ended December 31,	Average(1)	High	Low	At Period-End
April	30.36	30.52	30.25	30.47

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
The cyclical nature of the semiconductor industry makes us particularly vulnerable to economic downturns and changes in the semiconductor industry
          Because our manufacturing services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry, caused by economic downturns or other reasons, may reduce demand for our manufacturing services and adversely affect our results of operations. Variations in order levels from our customers and in service fee rates may result in volatility in our net operating revenues and earnings. The markets for semiconductors are also characterized by rapid technological change, evolving industry standards and periods of heightened competition. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our manufacturing services would be subject to more intense competition and our results of operations may suffer because of the resulting downward pricing pressure and capacity underutilization. Any increased competition may cause average selling prices of many of our semiconductor packages and testing services to decrease significantly, which may lead to pressure on our gross margins and negatively affect our operating results. Future downturns in the semiconductor industry may be severe. In the event of any future downturn, our average selling prices may decline without a corresponding decrease in our high fixed costs. This could lead to a decline in our gross margin, which would seriously harm our manufacturing services.
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
If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected
          From 2004 to 2007, we have maintained relatively high capacity utilization rates due to relatively high demand for our manufacturing services. We cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not harm our capacity utilization or our profitability in the future.
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
          In addition, in order to continue to increase or sustain our capacity utilization, we must:
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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues
          We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2005, 2006 and 2007, 62.6%, 62.8% and 61.0% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2007, our largest and second largest customers accounted for 10.6% and 10.2%, respectively, of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.
If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our services strategy
          We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund such equipment and facilities expansions. The growing demand for our manufacturing services has and will continue to require significant capital expenditures on substrate packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors, including demand for our manufacturing services and availability of equipment and whether or when the market will recover. In addition, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing. If we are unable to obtain the necessary capital resources or financing, we will not be able to achieve our future business growth.
If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our manufacturing services, which would seriously harm our business
          The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our manufacturing services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.
If the outsourcing trend for packaging and testing services does not continue, we could lose a significant number of our current customers and we may be unable to implement our manufacturing services strategy plan in the future
          We depend on outsourcing of packaging and testing services by fabless semiconductor companies and integrated device manufacturers. In recent years, semiconductor companies have increasingly subcontracted parts of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. However, we cannot assure you that the outsourcing trend will continue. If integrated device manufacturers become dissatisfied with the services of independent semiconductor packaging and testing companies, they may return to utilizing in-house packaging and testing capabilities. A reversal of, or slowdown in, the outsourcing trend would harm our business and make it difficult for us to implement our growth plan in the future.

If demand for the services of Taiwan’s wafer foundries decreases, a significant source of our sales would decrease, which would seriously harm our business
          We largely depend on Taiwan’s independent wafer foundries to source our sales orders. In recent years, a significant portion of our net operating revenues were derived from packaging and testing semiconductor wafers manufactured at Taiwan’s wafer foundries. If the demand for foundry services offered by Taiwan’s wafer foundries decreases for any reason, including shifts in demand for these services to wafer foundries in other countries, an important source of our sales would be lost and our profitability would suffer.
If we are unable to obtain raw materials from our suppliers, our production schedules would be delayed and we may lose customers
          We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials like substrates and lead-frames, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times or limited the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced from time to time difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.
If we are unable to obtain equipment from our suppliers, we may be forced to delay any future expansion plans
          We need to purchase new packaging and testing equipment if we decide to expand our operations. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the US dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could harm our results of operations.
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
We depend on key management and the loss of any key management personnel may disrupt our manufacturing services
          Our success depends upon the continued service of key senior management. Members of our senior management have served us for an average of over ten years and have made substantial contributions to our growth. We do not have employment contracts with many of our senior management and none of our senior management is bound by any non-competition agreement. If we lose the services of key senior management we would be unable to find and integrate replacement personnel, which could adversely affect our services expansion.

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
          In addition, the production facilities of many of our suppliers and customers providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have an adverse effect on our financial condition and results of operations.
Disruptions in the international trading environment may seriously decrease our international sales
          A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2005, 2006 and 2007, sales to our overseas customers accounted for 62.0%, 64.1% and 64.6%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
          These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult
          Our financial statements are prepared under ROC GAAP, which differ in many respects from US GAAP. Year-to-year comparison of our financial results under ROC GAAP may significantly differ from year-to-year comparison under US GAAP. Largely as a result of the differences in accounting for employee bonuses and overseas convertible bonds, our net income in 2005, 2006 and 2007 under US GAAP was NT$3,971 million, NT$8,413 million and NT$13,099 million (US$403.9 million), respectively, as compared to net income under ROC GAAP of NT$8,244 million, NT$13,329 million and NT$17,489 million (US$539.3 million), respectively.
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
          In addition, advances in technology typically lead to rapid and significant price erosion and decreased margins for older manufacturing services and may cause our current manufacturing services to become less competitive. Our failure to develop or obtain advanced packaging or testing designs will materially and adversely affect our mix of manufacturing services and would harm our profitability.
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

          From time to time, we expect to experience lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our processing methods. In addition, our yield provided by new manufacturing services will be lower than average as we develop the necessary expertise and experience to perform those manufacturing services. If we fail to maintain high quality production standards, our reputation may suffer and our customers may cancel their orders or ask for discount.
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
          In addition, we have acquired patents and trademarks to protect some of our proprietary technologies and manufacturing services. We cannot assure you, however, that these measures will provide meaningful protection of our intellectual property. For example, our competitors may be able to develop similar or superior manufacturing service technology, or we may not successfully protect or enforce our intellectual property rights.
          On March 1, 2006, we were informed of a lawsuit brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware USA, Inc., and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services have infringed patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the lawsuit) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, we filed in the U.S. Patent and Trademark Office, or the PTO, requests for reexamination of five patents, four of which being asserted by Tessera against us. The PTO has issued office actions in the reexaminations of all patents at issue. We are vigorously defending against Tessera’s allegations. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”
Political and Economic Risks
We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the ROC and the PRC
          Our principal executive offices and all of our assets are substantially located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.
The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets
          Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2007, the Taiwan Stock Exchange Index peaked at 9,809.9 on October 29, 2007, and reached a low of 7,344.6 on March 5, 2007. From January 2, 2007 to December 31, 2007, daily closing values of our shares ranged from NT$47.50 per share to NT$75.80 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.
          The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the sub-prime crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.84 to US$12.54 between June 7, 2000, the date our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2007. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 5,048.62.
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
          Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our manufacturing services, and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.
Our future tax obligations may adversely affect our profitability
          According to the newly implemented Alternative Minimum Tax, or AMT, Act effective from January 1, 2006, a company is subject to a 10% AMT if its annual income exceeds NT$2 million, and an individual will be subject to a 20% AMT if his/her annual income exceeds NT$6 million. The imposition of the AMT is designed to remedy the current excessive tax incentives for individuals and businesses. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT Act also provides that businesses already qualified for five-year tax exemption before December 31, 2005 may continue to enjoy tax incentives and not to be subject to the AMT, so long as the construction of their investment projects breaks ground within one year and is completed within three years of the implementation of the AMT Act. We have evaluated our 2007 regular income tax, which is lower than the AMT and concluded that the imposition of the AMT increased our current tax payable by NT$35.0 million (US$1.1 million) without any increase in our income tax expense for the year ended December 31, 2007.
Risks Relating to the PRC
Our operations in the PRC may expose us to political, regulatory, economic and foreign investment risks in the PRC
          Some of our customers and foreign competitors have expanded their operations to the PRC. In order to remain competitive and to position ourselves to gain market share, we established a subsidiary named Siliconware Technology (Suzhou) Limited, or Siliconware Suzhou, in 2002, which currently is engaged in the assembling and testing of semiconductors of wire bonding based types DRAM modules, flash memory cards, transistors and other electronic components.
          Prior to 1978, the PRC operated under a central economic planning system. All production and economic activities in the country were governed by the economic goals set out in the five-year plans and annual plans adopted by central authorities. Since 1978, the PRC government has permitted foreign investment and implemented economic reforms, gradually changing from a planned economy to a market-oriented economy. However, many of the reforms and economic policies adopted or to be adopted by the PRC government are unprecedented or experimental in nature and may have unforeseen results, which may have an adverse effect on enterprises with substantial business in the PRC, including us.
          Since 1979, many laws and regulations dealing with general economic matters or particular economic activities have been promulgated in the PRC. However, enforcement of existing laws and regulations may be uncertain and sporadic and implementation and interpretation thereof may be inconsistent. The PRC judiciary is relatively inexperienced and underdeveloped in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation. Further, it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The PRC’s legal system is based on written statutes and, therefore, decided legal cases do not have binding legal effect, although they are often followed by judges as guidance. The introduction of new PRC laws and regulations and the interpretation of existing laws and regulations may be subject to policy changes reflecting domestic political or social changes. As the PRC legal system develops, there can be no assurance that changes in such legislation or interpretation thereof would not have a material adverse effect on our business, financial condition, results of our operations and future prospects.
The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could adversely affect our results of operations
          Prior to January 1, 2008, the basic income tax rate for foreign-invested enterprises in the PRC was 33% (30% enterprise income tax and 3% local income tax). However, the PRC government provided various incentives, including reduced tax rates and other measures, to foreign-invested enterprises and companies that meet certain criteria. Our subsidiary Siliconware Suzhou was qualified for the favorable tax treatment and was entitled to a preferential enterprise income tax rate of 15%. In addition, Siliconware Suzhou is a foreign-invested manufacturing enterprise with an approved term of more than ten years. Thus, Siliconware Suzhou is entitled to a two-year exemption from the enterprise income tax from the first profitable year of operation, and a 50% relief from the enterprise income tax for the subsequent three years. The first profitable year of operation for Siliconware Suzhou was in 2007.
          Under the PRC Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008, the PRC adopted a uniform income tax rate of 25% for all enterprises in China (including foreign-invested enterprises) and revoked many of the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a transition period for enterprises, whether foreign-invested or domestic, that were subject to an enterprise income tax rate lower than 25% prior to the effective date allows these enterprises to continue enjoying the lower rate and gradually transit to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, for foreign-invested enterprises which are currently entitled to the two-year exemption and the subsequent three-year 50% relief from enterprise income tax but have yet not experienced the first profitable year, the two-year exemption begins from January 1, 2008, regardless of whether such enterprise is profitable at that time. Preferential tax treatments will continue to be granted to enterprises classified as “new and high technology enterprises strongly supported by the state”, which will be entitled to a 15% enterprise income tax rate. Any reduction or elimination of these preferential tax benefits may have an adverse effect on our results of operations.
          We are in the process of evaluating the impact of the EIT Law. We cannot assure you that the current preferential tax treatments and the current level of the enterprise income tax enjoyed by our PRC operating subsidiary will continue, and any legislative changes to the tax regime could discontinue any preferential tax treatment applicable to our subsidiary in the PRC.
Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition
          The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Reminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 15.6% appreciation of Reminbi against the U.S. dollar between July 21, 2005 and April 30, 2008. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

Risks Related to Ownership of Our Shares or ADSs
Restrictions on the ability to deposit shares into our ADS program may adversely affect the liquidity and price of the ADSs
          The ability to deposit shares into our ADS program is restricted by ROC law. Under current ROC law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the ROC Securities and Futures Bureau, or ROC SFB except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:
•	distribution of share dividends or free distribution of our shares;

•	exercise of the preemptive rights of ADS holders applicable to the shares evidenced by ADSs in the event of capital increases for cash; or

•	if permitted under the deposit agreement and the custody agreement, purchases of our shares in the domestic market in Taiwan by the investor directly or through the depositary or the surrender of shares under the possession of investors and then delivery of such shares to the custodian for deposit into our ADS program, subject to the following conditions: (i) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by ROC SFB, plus any ADSs issued pursuant to the events described in the above two bullet points; and (ii) this deposit may only be made to the extent previously issued ADSs have been cancelled.
          As a result of the limited ability to deposit shares into our ADS program, the prevailing market price of our ADSs on NASDAQ, may differ from the prevailing market price of the equivalent number of our shares on the Taiwan Stock Exchange.
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
          Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2007, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2008 or any future taxable year. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”
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
          Our headquarters are located in Taichung, Taiwan and our packaging and testing facilities are primarily located in Taichung, Hsinchu and Changhua, Taiwan, where we had 4,653 wire bonders and 338 testers as of December 31, 2007. In addition, we have 427 wire bonders and 22 testers in our Suzhou facility in the PRC. Taiwan is home to the world’s largest independent wafer foundries and as such is home to one of the world’s leading suppliers of outsourcing semiconductor manufacturing. Our close proximity to and relationships with Taiwan’s leading wafer foundries allow us to benefit significantly from the trend towards outsourcing in the semiconductor industry and to quickly respond to our customers’ needs. Our location in Taiwan also enables our customers to secure seamless services within Taiwan for all of their manufacturing needs, thereby minimizing the time required to deliver finished semiconductor devices to the market. We have completed partial construction of our Changhua facility and began utilization in September 2007. Any further construction plan of this facility will depend on our customer demand in the future.
          For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures”.
B.	Business Overview
Our Business
          We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of both standard and customized packaging and testing solutions, including advanced substrate packages such as the flip-chip ball grid array and lead-frame packages, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey solutions from packaging and testing to direct shipment of semiconductor devices to the destinations designated by our customers.
          We provide packaging and testing services to more than 100 customers worldwide. For 2007, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., Powerchip Semiconductor Corp., SanDisk Corporation, Trident Technologies Inc. and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.
          The manufacturing services we offer are customized to the needs of our individual customers. In 2007, 87% of our net operating revenues were from packaging services and 13% of our net operating revenues were from testing and other services. Our revenues are presented to conform to our industry’s current common classification. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2005		2006		2007
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except percentages)
Substrate base packages	21,983	50.6	29,458	51.6	32,180	48.6
Lead-frame base packages	13,838	31.8	16,055	28.1	19,601	29.6
Other packages	2,135	4.9	3,800	6.7	5,795	8.8
Total packaging revenues	37,956	87.3	49,313	86.4	57,576	87.0
Testing and other revenues	5,532	12.7	7,813	13.6	8,601	13.0
Total net operating revenues	43,488	100.0	57,126	100.0	66,177	100.0
          Our objective is to be the leading worldwide, full service independent provider of semiconductor packaging and testing services. Key elements of our strategy include:
•	providing a full range of packaging and testing services, including turnkey capabilities to simplify our customers’ supply chain management;

•	offering leading packaging and testing technology to attract and retain customers;

•	focusing on customer service and working with our customers on developing and fulfilling their current and future semiconductor packaging and testing needs;

•	leveraging our existing foundry relationships and Taiwan location to enable our customers to easily integrate all of their outsourced semiconductor manufacturing needs; and

•	diversifying and expanding our customer base geographically, by customer type and by end-market application, to capitalize on growing markets including communications and increased outsourcing from vertically integrated semiconductor device manufacturers and systems original equipment manufacturers.
          Because our services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. Our operations, however, are not subject to any clear seasonal effects.

Our Packaging Services
          We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips) and flip-chip ball gird array packages, together with lead-frame packages. Our flip-chip ball grid array packages are based on the Flex-On-Cap wafer bumping and redistribution technologies. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame by die-attached material. Substrate or leads on the lead-frame are then connected by extremely fine gold wires to the input/output terminals on the chip, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip and the leads are trimmed and formed into various shapes.
          Semiconductor packages have evolved from lead-frame packages to substrate packages in response to the increasing demands of today’s high-performance electronics products. The differentiating characteristics of these packages include:
•	the size of the package;

•	the number of electrical connections the package can support; and

•	the thermal and electrical requirements of the package.
          As modern applications for semiconductor devices require smaller chips, the size of packages has also decreased. In leading-edge packages, the size of the package is miniaturized to just slightly larger than the size of the individual chip itself known as chip scale packages.
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
          New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high-bandwidth, high-speed and high-power demands of modern semiconductor devices. Flip-chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip; then, the chip is flipped onto the substrate. Flip-chip technology eliminates the need for wire bonding and provides superior electrical performance. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. System in packages allow for the combination of multiple chips into a single package, enabling increased application functionality while minaturizing overall size.
          We price our packaging on a per unit basis, taking into account the complexity of the manufacturing required, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization at the time.
Substrate Packages
          This category generally employs the ball grid array design, which utilizes a laminated substrate rather than a lead-frame and places the electrical connections on the bottom of the package rather than around the perimeter.

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
          To address the electronics market demand for higher frequency, higher input/output and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip-chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we successfully established the first 12-inch wafer bumping technology in the world. Flip-chip ball grid array is a high-end, high-growth packaging technology typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific ICs. The flip-chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We have also developed thin and small package, or CSPs, on flexible or rigid substrates as well as lead-frames, which are suitable for the portable consumer market. Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for “system-in-package,” or SIP, for applications in personal computers, communications devices and consumer products.
Lead-Frame Packages
          Lead-frame packages are characterized by a semiconductor chip encapsulated in a plastic molding compound with metal leads on the perimeter. This package category has evolved from a design where the leads are plugged into holes on the circuit board to a design where the leads are soldered to the surface of the circuit board. Lead-frame packages are divided into two general types of packages: quad flat packages and small outline packages.
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
          We also provide a variety of testing services as the following:
          Wafer Probing. Wafer probing is the step immediately before packaging of ICs and involves sorting the processed wafer for defects to ensure that it meets customer acceptance criteria. ICs on an accepted wafer are then individually inspected visually under microscopes before packaging and final testing.
          Final Testing. We provide final testing services for a wide variety of logic and mixed signal ICs packages, DDR II memory, Memory card and other IC packages, including complex and high-performance ICs, as well as lower-performance ones. High-performance products include personal computer-related components such as CPU chipsets and graphic processors, while major lower-performance products include ICs used in consumer electronics products.
          Other Testing Services. In addition to wafer probing and final testing services described above, we also provide “system-level testing” service for testing products on motherboards, “TDBI-test during burn-in” service to screen out device infant mortality, “laser repair/laser trim” service to modify device connection structure for specific product applications, “lead/ball scanner” service to screen out abnormal products, including bent lead or ball defective devices, so as to prevent them from being shipped to the end customers, “marking” service to specify the unique customer logo and batch identification on products and “tape and reel” service to packaging devices into one complete reel for surface mount operation.
Customers
          We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2005, 2006 and 2007, 42.3%, 40.4% and 41.5% of our net operating revenues were derived from sales to our top five customers, respectively, and 62.6%, 62.8% and 61.0% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2007, our top two customers provided approximately 10.6% and 10.2%, respectively, of our net operating revenues. Our representative customers as of December 31, 2007 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek, Marvell Semiconductor Inc., NVIDIA Corp., Powerchip Semiconductor Corp., SanDisk Corporation, Trident Technologies Inc. and Xilinx, Inc.
          Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry-leading customers help us to further develop their technologies and position us to benefit from the high unit volumes of these major semiconductor customers.
          Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2005		2006		2007
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except percentages)

U.S. and Canada	24,349	56.0	34,045	59.6	37,842	57.2
Taiwan	16,544	38.0	20,500	35.9	23,462	35.4
Others(1)	2,595	6.0	2,581	4.5	4,873	7.4
Total	43,488	100.0	57,126	100.0	66,177	100.0

(1)	Includes primarily Japan, Germany and Korea.
          Sales from outside of Taiwan accounted for 62.0%, 64.1% and 64.6% of our net operating revenues in 2005, 2006 and 2007, respectively. We primarily target U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our U.S. and Canadian customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe and expect sales to these two areas to increase in the near future.
          We believe we have benefited from our location in Taiwan where outsourced semiconductor manufacturing infrastructure is well established. Our long-term relationships with two of the world’s largest independent wafer foundries are important to the continued growth of our services. A very large portion of the semiconductor devices we package and test have been manufactured in Taiwan’s leading wafer foundries. As these wafer foundries grow, we expect that their demand for our services will continue to grow. Moreover, we believe that we can leverage these relationships to jointly market seamless outsourced semiconductor manufacturing services from design to drop shipment and remain at the forefront in semiconductor technology. We also believe that our close proximity and close relationships to wafer foundries enable our customers to more efficiently manage their supply chains and find comprehensive solutions to their semiconductor needs.
          Due to the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor packaging and testing services generally do not place purchase orders far in advance. However, we engage customers in advance of the placement of purchase orders based on each customer’s expected packaging and testing requirements. In addition, our customers generally agree to purchase from us any unused materials that we purchase to meet their forecasted demand. Although we have long-term sales relationships with a number of customers, our customers generally may cancel or reschedule orders without significant penalties. In the past, very few customers have cancelled firm orders for our packaging and testing services. This is due in part to the fact that firm orders usually immediately precede shipment of wafers to be packaged by us. Our customers, however, routinely change their forecasts for future purchases from us, and we adjust our production plans accordingly. We do not maintain reserves for customer cancellations and variations in customer orders. Accordingly, our backlog as of any particular date may not be indicative of future sales.
          In addition, packaging and testing service customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations and production processes. The qualification process can take many weeks. Due to this lengthy qualification process, we believe that semiconductor manufacturers are generally reluctant to switch semiconductor packaging and testing companies once these companies have been qualified. For test qualification, after we have been qualified by a customer and before the customer delivers wafers to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks but can take longer depending on the requirements of the customer.

Sales and Marketing
          Our sales and marketing strategy is focused on providing high-quality advanced semiconductor device packaging and testing services, consistent on-time delivery and competitive pricing. We believe that this strategy is best implemented by servicing a select number of customers whom we consider to have a high level of anticipated growth. We cooperate with these customers to achieve their best needs.
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
          Our sales and marketing efforts are carried out by our sales team in Taichung and Hsinchu near many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with offices in San Jose and Huntington Beach, California, Chelmsford, Massachusetts, Tempe, Arizona and Lewisville, Texas, which facilitate communications and maintain relationships with companies headquartered in North America. Transactions are conducted pursuant to purchase orders transmitted to our headquarters in Taiwan. We also have established our Japan office in Tokyo and Europe office in Germany to give our customers support in closer proximity.
Quality Control
          We employ quality control procedures at every critical manufacturing stage, with the aim of identifying and solving problems at the earliest possible stage of the production process. Our quality control procedures include statistical process control, which involves sampling tests to control and monitor the production process. Such tests include optical scanning and reliability tests, which include temperature and humidity tests, pressure and stress tests and test for resistance to solvents. If a problem is detected, failure analysis will be used to determine the cause. Visual inspection and optical scanning are performed on all assembled semiconductor devices to test for lead coplanarity and integrity. Assembled chips are tested on a sample basis for open shorts in wire connections. To ensure that our quality control procedures are effectively applied, production line employees are provided with periodic training.
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
          As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% for lead frame base, substrate base, flip-chip and wafer bumping in 2007. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to substrates or lead-frames.
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
          We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. We are also developing a Fan-Out Wafer-Level-CSP technology for advanced RF modules. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our design department, characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2005, 2006 and 2007, our research and development expenses amounted to NT$858 million, NT$1,194 million and NT$1,288 million (US$39.7 million), respectively.
          We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.
Supplies
Raw Materials
          Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We purchase materials based on customer forecasts and our customers are generally responsible for any unused materials in excess of the quantity that they indicated they would need.
          Our major suppliers of raw materials, including Chang Wah Electromaterials Inc., Chroma New Material Corp., Kinsus Interconnect Technology Corp., Phoenix Precision Technology Corp., Sumitomo Metal Mining Asia Pacific Pte Ltd., and Sumitomo Bakelite (Taiwan) Co., Ltd. are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2005, 2006 and 2007, our raw material costs were 56.0%, 56.2% and 57.1%, respectively, of cost of goods sold.
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
Equipment
          In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc., ASM Technology Singapore

PTE LTD. and TOWA Corporation. As of December 31, 2007, we operated 4,653 wire bonders and 338 testers in Taiwan. In addition, we have 427 wire bonders and 22 testers in our Suzhou facility in the PRC. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.
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
Competition
          We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.
          The principal elements of competition in the independent semiconductor packaging and testing market include:
•	the breadth of package and test offerings;

•	technical competence;

•	manufacturing yields;

•	manufacturing cycle times;

•	customer service; and

•	price.
          Integrated Device Manufacturers, or IDMs, that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:
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
Strategic Investments
          We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint ventures and strategic investments in companies located in Taiwan and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•	Phoenix Precision Technology Corporation. As of December 31, 2007, we held, directly and indirectly, a 16.9% equity interest in Phoenix Precision, a supplier of semiconductor raw materials, including substrates. Mr. Bough Lin, our Chairman, Mr. Yen-Chun Chang, one of our directors, and Ms. Teresa Wang, one of our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Jerome Tsai, one of our directors, is supervisor of Phoenix Precision. Mr. Wen-Lung Cheng, one of our supervisors, is supervisor of Phoenix Precision.

•	ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2007, we held a 14.5% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company. Mr. Jerome Tsai, one of our directors, is a director of ChipMOS Bermuda.
Intellectual Property
          As of December 31, 2007, we held 468 Taiwan patents, 288 U.S. patents and 69 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2007, we also had a total of 73 pending patent applications in the United States, 131 in Taiwan and 141 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.
          We have licensed from Freescale, formerly part of Motorola prior to April 2004, the technology for ball grid array for which we make royalty payments based upon the number of pads or balls used in our packages. This license will expire in December 2010. We have also entered into other technology alliances by licensing leading-edge package technologies, including:
•	Wafer Bumping and Redistribution technology, which enables us to form and/or redistribute bumps on the chip to make a silicon die, is able to be directly attached to the substrate using the aforementioned bumps rather than wire bonding. This license will expire in November 2014.

•	Wafer Level CSP technology, which enables us to produce a chip scale package at the stage of wafer level. This license will expire in January 2011.

•	Packaging technology pertaining to flip-chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001. This license will expire in January 2010.

•	TCC technology which enables us to produce micro ball grid array. This license will terminate at the expiration of the patent.

•	Electrical enhanced-PBGA technology which enables us to produce high electrical performance packages by consolidated power ring and ground ring. This license will terminate at the expiration of the patent.
          Our ongoing royalty expenses to license intellectual property were immaterial compared to our revenues in any of 2005, 2006 and 2007.
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
Environmental Matters
          The principal pollutants produced during semiconductor packaging are waste water and gases from the processes including solder plating, wafer grinding and die sawing. During these processes, waste water is produced when water is used for cooling and rinsing wafers while they are being sawed and ground or for rinsing semiconductor chips when lead-frames are being plated.
          In addition, solid waste materials are produced during the packaging process including scraps such as metal lead-frame, printed-circuit-board-like substrate and excess molding resin.
          As for the newly developed bumping process, waste water is produced when water is used for rinsing wafers in the processes of etching and solder deposition. Gases come from the emissions of solvents that are used for cleansing wafers during the bumping process.
          To mitigate environmental claims, we maintain pollution control facilities in good conditions at all of our factories. We have installed various types of pollution control equipment dedicated to different properties of pollutants for the best treatment of gaseous waste and waste water in our facilities. As part of our pollution control programs, we also subcontract certain waste disposal and recycling work to suppliers who are qualified by the Environmental Protection Administration. Furthermore, we also actively monitor any changes in the international environmental requirements in the electronic and semiconductor industries in order to respond quickly to such changes. We believe that we are in compliance with the existing environmental requirements of semiconductor industries and regulations in Taiwan in all respects.
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
Employees
          See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.
Capital Expenditures and Divestitures
          Our capital expenditures amounted to NT$8,245 million, NT$11,039 million and NT$12,151 million (US$374.7 million) in 2005, 2006 and 2007, respectively. Our initial budget for capital expenditures for 2008 is approximately NT$12,000 million (US$370.0 million), which is funded from our retained earnings and primarily used for equipment purchases and building improvements. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
          We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	7,673	9,094	10,420	321.3
Land and building construction and purchases	572	1,945	1,731	53.4
Litigation
          On March 1, 2006, we were informed of a lawsuit brought by Tessera in the United States District Court for the Northern District of California against us, our subsidiary Siliconware USA, Inc., and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services have infringed patents owned by Tessera and that we breached a license agreement with Tessera. In May 2007, the parties stipulated to a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the lawsuit) conducted by the ITC. Pursuant to the stipulation, the court stayed the litigation.
          Beginning in February 2007, we filed in the U.S. PTO requests for reexamination of five Tessera’s patents, four of which Tessera had asserted against us. The PTO has issued either office actions or action closing prosecution favorable for us in all of the reexaminations.
          On September 12, 2007, we, along with Siliconware USA, Inc. and three other co-defendants (and their subsidiaries) in the lawsuit, moved for a temporary restraining order, or the TRO, and a preliminary injunction prohibiting Tessera from initiating any action before the ITC against us for infringement of patents subject to the license agreements. On November 1, 2007, the court barred Tessera from initiating an action against us, Siliconware USA, or our three co-defendants before the ITC or outside of California alleging infringement of patents subject to licenses with Tessera until Tessera demonstrates that the packages accused of infringement are not under licenses. On January 11, 2008, Tessera served a draft ITC complaint on us alleging infringement of Tessera’s ‘977, ‘326, and ‘419 patents. On February 19, 2008, the court ruled that Tessera had demonstrated that laminate substrate packages are not under the license between us and Tessera. Tessera has not formally served its ITC complaint on us.
          Because litigation is inherently unpredictable, we are unable to predict the results or outcome of any dispute. Currently, we are unable to assess the potential liabilities arising out of Tessera’s claims due to the fact that information provided with regard to the infringement scope is insufficient.
          C.     Organizational Structure
          The following table sets forth certain information as of December 31, 2007 regarding certain companies in which we consolidated and the principal business of each such entity.

			Total Paid-in
			Capital of Such			Direct/Indirect
Company	Main Activities	Location	Entity			Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	77.8	(1)	100.0%
Siliconware Investment Company Ltd.	Investment activities	Hsinchu, Taiwan	NT$	1,770.0	(2)	100.0%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in the North America	San Jose, CA, USA	US$	1.3	(1)	100.0%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	70.1	(1)	100.0%
Siliconware Technology (Suzhou) Limited	Manufacturing and processing of module assembly and testing, flash memory card and related products ; assembly and testing of integrated circuits	Suzhou, Jiangsu, China	US$	70.0	(2)	100.0%

(1)	Aggregate par value of all issued shares.

(2)	Contributed capital.
          The following table sets forth certain information regarding our investees as of December 31, 2007.

			Total Paid-in
			Capital of Such			Direct/Indirect
Company	Main Activities	Location	Entity			Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities	Hsinchu, Taiwan	US$	0.838	(1)	14.5%
Double Win Enterprise Co., Ltd	SMT process and hand insert	Taoyuan, Taiwan	NT$	280	(1)	24.1%
Phoenix Precision Technology Corp	Researching, developing, manufacturing and selling ball grid array substrate	Hsinchu, Taiwan	NT$	6,848	(1)	16.1%
Hsieh Yong Capital Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	6,600	(1)	7.6%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(2)	4.0%

(1)	Aggregate par value of all issued shares.

(2)	Contributed capital.

D.	Property, Plants and Equipment
          We provide packaging services through our four facilities in Taichung, Hsinchu, Changhua,Taiwan and Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of our facilities and the property on which each facility is located as of December 31, 2007.

				Wire Bonding or
Facility	Location of Facility	Size of Facility	Size of Land(1)	Testing Capacity
	(square meters)	(square meters)
Facility I	Taichung, Taiwan	81,000	26,000	1,920 wire bonders
Facility II	Taichung, Taiwan	141,000	47,000	1,930 wire bonders and 157 testers
Facility III	Hsinchu, Taiwan	33,000	14,000	181 testers
Facility IV	Changhua, Taiwan	58,000	42,000	803 wire bonders
Facility V	Suzhou, China	74,000	148,500	427 wire bonders and 22 testers

(1)	We own all of our properties except otherwise noted.
          Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are also located at this facility.
Item 4A. Unresolved Staff Comments
          Not applicable.
Item 5. Operating and Financial Review and Prospects
          Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to ROC GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to ROC GAAP, which differ from US GAAP. For a discussion of the material differences, see note 33 to our financial statements included elsewhere in this annual report.
A.	Operating Results
Overview
          We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a complete portfolio of packaging and testing solutions, including advanced substrate packages such as flip-chip ball grid packages, together with lead-frame packages, and testing services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, testing and direct shipment of semiconductor devices to the destinations designated by our customers.
          We recorded operating income of NT$7,249 million, NT$12,243 million and NT$16,194 million (US$499.4 million) in 2005, 2006 and 2007, respectively. Increases in our operating income were also attributable to increases in our offering more advanced packaging services and testing of high-performance semiconductor products.
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
Consolidation
          Under ROC GAAP prior to January 1, 2005, we were required to include in our consolidated financial statements direct and indirect subsidiaries with total assets or total operating revenues that individually comprised at least 10% of our total assets or total operating revenues. For subsidiaries that did not individually exceed such threshold, we calculated whether the aggregate of either the total assets or total operating revenues of such subsidiaries exceeded 30% of our respective non-consolidated amounts. Each of such subsidiaries was required to be consolidated only if its total assets or total operating revenues constituted at least 3% of our non-consolidated total assets or total operating revenues, respectively. However, the adoption of the amended ROC GAAP Statement of Financial Accounting Standards, or ROC SFAS No. 7, “Consolidation Financial Statements” effective January 1, 2005 has expanded the scope of consolidation to include all investees that are not majority-owned, but over which we can exercise significant control. For each of 2005, 2006 and 2007, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.
          Upon adoption of the Order of the Financial Supervisory Commission, Executive Yuan No. 0930154140 in January 2005, we were required to prepare consolidated financial statements pursuant to ROC SFAS No. 7 on a semiannual basis. However, the Commission released the Order No. 0960064020 in November 2007, which requires us to prepare consolidated financial statements on a quarterly basis commencing January 2008.
Delay in Recognition of Investment Income in Certain Investee Companies Accounted for Under Equity Method
ChipMOS
          As of March 27, 2007, we owned a 28.8% equity interest in ChipMOS, a semiconductor packaging and testing and LCD driver and IC manufacturing company located in Hsinchu, Taiwan. Prior to January 1, 2005, the ROC Securities and Futures Bureau allowed us to delay our recognition of investment income or loss in certain investee companies accounted for under the equity method until the following accounting year. As a result, in 2004, we delayed the recognition of investment income of NT$668 million in relation to the financial results of ChipMOS, until 2005 and recorded the above-mentioned amount of NT$668 million as cumulative effects of changes in accounting principles for 2005. From January 1, 2005, we adopted ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income or loss of investees accounted for under the equity method until the subsequent year, and recognized investment income or loss from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. We recognized investment income of NT$433 million and NT$1,125 million for the years ended December 31, 2005 and 2006, respectively, and NT$246 million (US$7.6 million) for the period between January 1, 2007 and March 27, 2007 from ChipMOS’s financial results. In 2005, 2006 and 2007, our investment income under US GAAP from ChipMOS were NT$469 million, NT$1,045 million and NT$253 million (US$7.8 million), respectively. As a result, our financial results under US GAAP would not provide meaningful year-to-year comparison to our financial results under ROC GAAP. Under US GAAP, there is no provision that allows us to delay recognition of financial results of ChipMOS or any other investee accounted for under the equity method prior to January 1, 2005.
          Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the sale and purchase, we owned 14.7% of ChipMOS Bermuda. As of December 31, 2007, we held a 14.5% ownership in ChipMOS Bermuda.
Double Win
          Prior to January 1, 2005, recognition of our investment income (loss) in Double Win was recorded in the subsequent year on a delayed basis. The deferred recognition of the investment loss of NT$17 million from Double Win’s 2004 financial results was added to the cumulative effects of changes in accounting principles in 2005. No recognition of investment income (loss) in Double Win was recorded in 2006 and 2007.
Change in Mix of Services
          Beginning in 2004, our substrate packages accounted for a majority of our net operating revenues in relation to our packaging business. Our lead-frame packages, which had been our major packaging technology since January 1998, still account for a substantial percentage of our net operating revenues.
          The following table shows, for the periods indicated, the amount of our packaging by package types and testing revenues (which are more fully described in “Item 4. Information on the Company—B. Business Overview—Our Business”).

	Years Ended December 31,
	2005		2006		2007
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except percentages)
Substrate base packages	21,983	50.6	29,458	51.6	32,180	48.6
Lead-frame base packages	13,838	31.8	16,055	28.1	19,601	29.6
Other packages	2,135	4.9	3,800	6.7	5,795	8.8
Total packaging revenues	37,956	87.3	49,313	86.4	57,576	87.0
Testing and other revenues	5,532	12.7	7,813	13.6	8,601	13.0
Total net operating revenues	43,488	100.0	57,126	100.0	66,177	100.0
Expansion and Utilization Rate
          As we continue to expand our capacity in order to meet increasing demand from our customers, the number of our wire bonders and testers increased to 3,961 and 273, respectively, as of December 31, 2005, 4,249 and 317, respectively, as of December 31, 2006 and 5,080 and 360, respectively, as of December 31, 2007.
          Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities was 94%, 87% and 90% in 2005, 2006 and 2007, respectively.
Applications of Critical Accounting Policies
          The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with ROC GAAP. ROC GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 33 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and equity investments, and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.
          We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.
Revenue Recognition
          We principally provide packaging and testing services of ICs, which may be packaging only, test only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. If turnkey services are negotiated in one contract, we recognize revenues based on the quoted prices when all of the revenue recognition criteria are met.
Accounts Receivable and Allowances for Doubtful Accounts
          We record accounts receivable expected to be collected over one year at present value by using predetermined interest rate whereas recording those expected to be collected within one year at present value due to the fact that the difference between the maturity value and the fair value discounted by implicit interest rate is immaterial and the frequency of transactions is high. The allowance for doubtful accounts is estimated based on the evaluation of collectibility and aging analysis.
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
          Inventories are recorded at cost when acquired under a perpetual inventory system and are stated at the lower of their aggregate cost, which is determined by the weighted-average method and total inventory approach, or their market value as of the balance sheet date. The market value of raw materials and supplies is determined on the basis of their replacement cost, while the market value of finished goods and work in progress is determined on the basis of their net realizable value. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary.

Impairment of Long-Lived Assets
          We review long-live assets for the purpose of determining the amount of impairment quarterly under ROC GAAP. We perform impairment test whenever an event occurs or evidence indicates that the carrying amount of an asset exceeds its recoverable amount. A recoverable amount is measured as the higher of the net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable and willing parties, less any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.
          An impairment loss recognized in prior years is reversed if such impairment loss is caused by a specific external event of an exceptional nature not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized.
          In 2005, 2006 and 2007, we recognized an impairment charge of NT$69 million, NT$28 million and NT$49 million (US$1.5 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2005, 2006 and 2007.
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
Provision for Income Taxes and Deferred Tax Asset Valuation Allowances
          As of December 31, 2007, we had approximately NT$1,796 million (US$55.4 million) of net deferred tax assets related principally to investment tax credits that expire at various dates through 2011, the unrealized loss on idle assets and loss carryforwards. Valuation allowance was provided to reduce the deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.
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
Goodwill
          Goodwill arising from business combination is recognized under US GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review, at the “reporting unit” level, upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2007.
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
          As of December 31, 2005, 2006 and 2007, the total amount of net loss recognized from applying derivative accounting amounting to NT$2,423 million, NT$2,987 million and NT$1,181 million (US$36.4 million), respectively, based on the independent appraisal report.
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
          For 2005, 2006 and 2007, our raw material costs were 56.0%, 56.2% and 57.1%, respectively, of our cost of goods sold. Due to our capacity expansion, depreciation expense has increased significantly. For 2005, 2006 and 2007, depreciation, included in overhead, amounted to NT$5,680 million, NT$6,348 million and NT$7,371 million (US$227.3 million), respectively, and was approximately 16.7%, 15.1% and 15.8%, respectively, of our cost of goods sold. The increases in depreciation expenses in 2005, 2006 and 2007 were the result of putting into operation additional 962, 310 and 1,050 wire bonders during 2005, 2006 and 2007, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.
Operating Expenses
          Our operating expenses consist of the following:
•	Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, other marketing expenses, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.
Results of Operations
          The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2005	2006	2007
	%	%	%
	(audited) (consolidated)
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	78.1	73.3	70.7

Gross profit	21.9	26.7	29.3

Operating expenses:
Selling expenses	1.3	1.3	0.7
General and administrative expenses	1.9	1.8	2.2
Research and development expenses	2.0	2.1	1.9

	Years Ended December 31,
	2005	2006	2007
	%	%	%
	(audited) (consolidated)
Operating expenses	5.2	5.2	4.8

Operating income	16.7	21.5	24.5

Investment income	1.0	2.0	0.4
Net non-operating income (loss)	(0.2)	1.5	4.8

Income before income tax and minority interest	17.5	25.0	29.7
Income tax expense	—	(1.7)	(3.3)

Income from continuing operations	17.5	23.3	26.4

Cumulative effects of changes in accounting principle	1.5	—	—
Net income	19.0	23.3	26.4

2007 Compared to 2006
          Net operating revenues. Net operating revenues increased by 15.8% from NT$57,126 million in 2006 to NT$66,177 million (US$2,040.6 million) in 2007. Net operating revenues from our packaging business increased by 16.8% from 2006 to 2007, whereas net operating revenues from our testing and other services increased by 10.1% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones, wireless networks, LCD TV and flash memory card.
          Substrate base package sales increased by 9.2% from NT$29,458 million in 2006 to NT$32,180 million (US$992.0 million) in 2007. The increase in substrate base package sales was attributable to an increase in sales of higher-end assembly and wafer level packaging services. In 2007, substrate base package accounted for 48.6% of our net operating revenues, down from 51.6% in 2006.
          Lead-frame base package sales increased by 22.1% from NT$16,055 million in 2006 to NT$19,601 million (US$604.0 million) in 2007. The increase in lead-frame base package sales was attributable to an increase in unit sales of lead-frame base package, which increased by 36.7% from 1,911.6 million units in 2006 to 2,613.4 million units in 2007. In 2007, lead-frame base package accounted for 29.6% of our net operating revenues, up from 28.1% in 2006.
          Gross profit and gross margin. Our gross profit increased by 27.5% from NT$15,232 million in 2006 to NT$19,418 million (US$598.8 million) in 2007. Our gross margin (gross profit as a percentage of net operating revenues) increased from 26.7% in 2006 to 29.3% in 2007. Our cost of goods sold increased by 11.6% from NT$41,894 million in 2006 to NT$46,759 million (US$1,441.8 million) in 2007, primarily due to a significant increase in package and testing services. The increases in gross profit and gross margin were primarily due to the effective control of unit fixed cost and higher equipment utilization as a result of a significant increase in net operating income from assembling and testing services.
          Operating expenses. Operating expenses increased by 7.9% from NT$2,989 million in 2006 to NT$3,224 million (US$99.4 million) in 2007. Operating expenses as a percentage of net operating revenues was 5.2% and 4.9% in 2006 and 2007, respectively.
•	Selling expenses. Selling expenses decreased by NT$222 million between these two years due to decreases in related fixed expenditure.

•	General and Administrative Expenses. General and administrative expenses increased by NT$363 million between these two years mainly due to increases in salary expenses and legal fees.

•	Research and development expenses. Research and development expenses increased by NT$94 million between these two years mainly due to increases in costs for developing new technologies and depreciation expenses.

          Operating income and operating margin. We recorded an operating income of NT$12,243 million and an operating margin of 21.5% (operating income as a percentage of net operating revenues) in 2006 and generated operating income of NT$16,194 million (US$499.4 million) and operating margin of 24.5% in 2007. The increase in operating margin was primarily due to an increase in gross margin.
          Net non-operating income. Our net non-operating income increased from NT$2,035 million in 2006 to NT$3,434 million (US$105.9 million) in 2007. The increase in net non-operating income was primarily due to an increase in gain on disposal of investments of NT$2,240 million (US$69.1 million), partially offset by a decrease of investment income recognized under the equity method of NT$907 million (US$28.0 million).
          Cumulative effects of changes in accounting principles. From January 1, 2005, we ceased to defer the recognition of investment income of investees accounted for under the equity method. No cumulative effects of changes in accounting principles were recorded in 2007.
          Income tax (expense) benefit. We recognized an income tax expense of NT$949 million in 2006 primarily due to the significant increase of income from continuing operations before tax and the decrease in valuation allowance for deferred tax assets. We recognized an income tax expense of NT$2,139 million (US$67.0 million) in 2007 primarily due to a large increase in income before tax. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.
          Net income. As a result of the factors discussed above, our net income increased from NT$13,329 million in 2006 to NT$17,489 million (US$539.3 million) in 2007.
2006 Compared to 2005
          Net operating revenues. Net operating revenues increased by 31.4% from NT$43,488 million in 2005 to NT$57,126 million in 2006. Net operating revenues from our packaging business increased by 29.9% from 2005 to 2006, whereas net operating revenues from our testing and other services increased by 41.2% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones and wireless networks.
          Substrate base package sales increased by 34.0% from NT$21,983 million in 2005 to NT$29,458 million in 2006. The increase in substrate base package sales was attributable to an increase in sales of higher-end assembly and wafer level packaging services. In 2006, substrate base package accounted for 51.6% of our net operating revenues, up from 50.6% in 2005.
          Lead-frame base package sales increased by 16.0% from NT$13,838 million in 2005 to NT$16,055 million in 2006. The increase in lead-frame base package sales was attributable to an increase in unit sales of lead-frame base package, which increased by 36.7% from 1,911.6 million units in 2005 to 2,613.4 million units in 2006. In 2006, lead-frame base package accounted for 28.1% of our net operating revenues, down from 31.8% in 2005.
          Gross profit and gross margin. Our gross profit increased by 59.9% from NT$9,528 million in 2005 to NT$15,232 million in 2006. Our gross margin (gross profit as a percentage of net operating revenues) increased from 21.9% in 2005 to 26.7% in 2006. Our cost of goods sold increased by 23.4% from NT$33,960 million in 2005 to NT$41,894 million in 2006, primarily due to a significant increase in package and testing services. The increases in gross profit and gross margin were primarily due to higher equipment utilization as a result of a significant increase in net operating income from assembling and testing services.
          Operating expenses. Operating expenses increased by 31.2% from NT$2,279 million in 2005 to NT$2,989 million in 2006. Operating expenses as a percentage of net operating revenues was 5.2% and 5.2% in 2005 and 2006, respectively.
•	Selling expenses. Selling expenses increased by NT$151 million between these two years mainly due to an increase in salary expenses.

•	General and administrative expenses. General and administrative expenses increased by NT$222 million between these two years due primarily to increased salaries paid to administrative personnel.

•	Research and development expenses. Research and development expenses increased by NT$336 million between these two years due to increases in salaries paid to our research and development personnel and costs for developing new technologies.
          Operating income and operating margin. We recorded an operating income of NT$7,249 million and an operating margin of 16.7% (operating income as a percentage of net operating revenues) in 2005 and generated operating income of NT$12,243 million and operating margin of 21.5% in 2006. The increase in operating margin was primarily due to an increase in gross margin.
          Net non-operating income. Our net non-operating income increased from NT$360 million in 2005 to NT$2,035 million in 2006. The increase in net non-operating income was primarily due to an increase in equity investment income, an increase in other non-operating income and a decrease in other non-operating expenses. The increase in investment income was due to our investment in ChipMOS. In 2006, we recognized an investment income of NT$1,125 million from ChipMOS’s financial results in 2006, whereas in 2005, we recognized an investment income of NT$433 million from ChipMOS’s financial results in 2005. The increase in other non-operating income was due to the cash dividends received from our financial assets carried at cost in Phoenix and King Yuan. The decrease in other non-operating expense was also due to a decrease in the provision for the estimated liabilities arising in connection with our VAT-related tax assessment from NT$323 million in 2005 to nil in 2006 and a decrease in the recognition of impairment loss on idle property, plants and equipment from NT$69 million in 2005 to NT$28 million in 2006.
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
          Income tax (expense) benefit. We recognized an income tax expense of NT$16 million primarily due to a large increase of income from continuing operations before tax and a decrease of the investment tax credits available for us in 2005. We recognized an income tax expense of NT$949 million primarily due to the significant increase in income before tax and the decrease in valuation allowance for deferred tax assets. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.
          Net income. As a result of the factors discussed above, our net income increased from NT$8,244 million in 2005 to NT$13,329 million in 2006.
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

Liquidity
          As of December 31, 2007, our primary source of liquidity was NT$22,625 million (US$697.7 million) of cash and cash equivalents. As of December 31, 2007, we had total availability under existing short-term lines of credit of NT$7,371 million (US$227.3 million) available from six domestic and foreign financial institutions, of which NT$458 million (US$14.1 million) were used as letters of credit and guarantees. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. As of December 31, 2007, we had no short-term borrowing outstanding under these short-term facilities.
          The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	13,215	20,250	24,423	753.1
Net cash used in investing activities	(6,397)	(11,827)	(5,395)	(166.4)
Net cash used in financing activities	(5,435)	(6,040)	(11,157)	(344.0)
Effect of exchange rate changes on cash	36	8	22	0.7

Net increase in cash and cash equivalents	1,419	2,391	7,893	243.4

Net Cash Provided by Operating Activities
          In 2007, net cash provided by operations was NT$24,423 million (US$753.1 million) compared to NT$20,250 million in 2006. The increase in net cash provided by operating activities was primarily the result of a significant increase in net income. Our changes in accounts receivable decreased from NT$336 million in 2006 to a negative NT$2,042 million (US$63.0 million) in 2007, and our changes in accounts payable increased from a negative NT$1,010 million in 2006 to NT$2,304 (US$71.0 million) in 2007. Our depreciation and amortization expenses increased from NT$7,294 million in 2006 to NT$8,169 million (US$251.9 million) in 2007. The increase in our depreciation and amortization expenses in 2007 compared to 2006 was due to additional equipment installed in connection with our capacity expansion program.
          In 2006, net cash provided by operations was NT$20,250 million compared to NT$13,215 million in 2005. The increase in net cash provided by operating activities was primarily the result of a significant increase in net income. Our changes in accounts receivable increased from a negative NT$3,767 million in 2005 to a positive NT$336 million in 2006, and our changes in accounts payable decreased from a positive NT$3,020 million in 2005 to a negative NT$1,010 million in 2006, partially offset by a decrease in changes in other payables from NT$62 million in 2005 to a negative NT$369 million in 2006. Our depreciation and amortization expenses increased from NT$6,572 million in 2005 to NT$7,294 million in 2006. The increase in our depreciation and amortization expenses in 2006 compared to 2005 was due to additional equipment installed in connection with our capacity expansion program.
Net Cash Used in Investing Activities
          In 2007, cash used in investing activities was NT$5,395 million (US$166.4 million) compared to NT$11,827 million in 2006. The decrease in net cash used in investing activities was primarily the result of a significant increase in proceeds from disposal of long-term investments in the amount of NT$9,564 million (US$294.9 million) in 2007 compared to NT$91 million in 2006. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2006 and 2007, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2006 and 2007, outstanding balances of prepayments for purchases of equipment amounted to NT$1,845 million and NT$2,211 million (US$68.2 million), respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets.

          In 2006, cash used in investing activities was NT$11,827 million compared to NT$6,397 million in 2005. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2005 and 2006, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2005 and 2006, outstanding balances of prepayments for purchases of equipment amounted to NT$2,277 million and NT$1,845 million, respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets. In 2006, we reclassified our short-term investments as current financial assets at fair value through profit or loss, which were NT$4,774 million and nil in 2005 and 2006, respectively.
Net Cash Used in Financing Activities
          Net cash used in financing activities was NT$6,040 million and NT$11,157 million (US$344.0 million) in 2006 and 2007, respectively. In 2006, net cash used by financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$4,579 million and our repayment of long-term borrowings of NT$5,132 million, offset by the proceeds from long-term borrowings of NT$3,086 million. In 2007, net cash used in financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$10,678 million (US$329.3 million) in aggregate.
          Net cash used in financing activities was NT$5,435 million and NT$6,040 million in 2005 and 2006, respectively. In 2005, net cash used by financing activities reflected primarily our long-term borrowings of NT$3,217 million and payment of stockholders’ dividends and employees’ bonuses of NT$1,759 million in aggregate. In 2006, net cash used in financing activities reflected primarily payment of stockholders’ dividends and employees’ bonuses of NT$4,579 million and our repayment of long-term borrowings of NT$5,132 million, offset by the proceeds from long-term borrowing of NT$3,086 million.
Capital Resources
          We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichunug, Hsinchu and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2008 is approximately NT$12,000 million (US$370.0 million), which is funded from our retained earnings. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.
          As of December 31, 2007, we had outstanding long-term borrowings of NT$3,000 million (US$92.5 million) owed to foreign and domestic financial institutions. The interest rates of these long-term borrowings dollars are at a fixed rate, which was 2.093% per year as of December 31, 2007. We did not pledge any of our assets as of December 31, 2007.
          Our credit facilities for long-term borrowings include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are also required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2007, we complied with all financial covenants of existing facilities. We entered into a multiple-purpose credit facility led by Mega Bank in May 2006 in the aggregate principal amount of NT$7.0 billion for the purposes of (i) refinancing certain of our long-term indebtedness and (ii) funding our capital expenditure. This facility is a mid-term credit facility expiring in May 2011. As of December 31, 2007, we had drawn NT$3,000 million (US$92.5 million) from this credit facility to refinance our then exiting indebtedness.

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
Inflation/Deflation
          The inflation rate in Taiwan was 2.3% in 2005, 0.6% in 2006 and 1.8% in 2007. We do not believe that inflation in Taiwan has had a material impact on our results of operations.
Taxation
          The corporate income tax rate in Taiwan which applies to us is 25%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2004. These tax exemptions resulted in tax savings of approximately NT$622 million, NT$1,020 million and NT$1,184 million (US$36.5 million) in 2005, 2006 and 2007, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$1,429 million, NT$1,050 million and NT$1,475 million (US$45.5 million) in 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, our effective income tax rates were 0.55%, 12.26% and 12.87%, respectively.
          In June 2006, the FASB issued Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”, effective for fiscal years ending on December 15, 2006 and thereafter, which requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. Two-step process is required for the evaluation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We adopted the provisions of FIN 48 in January 2007 and performed our evaluation pursuant to the interpretation.
US GAAP Reconciliation
          Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 33 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to ROC GAAP and US GAAP for the periods indicated.

      Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under ROC GAAP	8,244	13,329	17,489	539.3
US GAAP adjustments:
Compensated absences	(10)	(13)	(13)	(0.4)
Compensation	(1,235)	(1,909)	(3,635)	(112.1)
Employee stock option	—	(27)	(2)	(0.1)
Impairment on long-term investments	13	29	—	—
Embedded derivative	(2,422)	(2,987)	(1,181)	(36.3)
Defined benefit pension plan-net periodic pension cost	—	—	7	0.2

Equity investments:
Timing difference	(658)	—	—	—
Net income variance between US GAAP and ROC GAAP	37	9	7	0.2
Gain on disposal of long-term investments	—	—	403	12.4
Total US GAAP adjustments	(4,275)	(4,898)	(4,414)	(136.1)
Taxation effect	2	(18)	24	0.7

Net income under US GAAP	3,971	8,413	13,099	403.9

      Reconciliation of Consolidated Shareholders’ Equity
          The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 33 to our consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Total shareholders’ equity as reported under ROC GAAP	40,825	62,936	68,908	2,124.8
US GAAP adjustments:
Compensated absences	(30)	(43)	(56)	(1.7)
Compensation	(881)	(1,294)	(1,729)	(53.3)
Impairment on long-term investments	(199)	(171)	—	—
Embedded derivative	(2,416)	(1,186)	—	—
Available-for-sale marketable securities	9,177	—	—	—
Defined benefit pension plan	—	(210)	(317)	(9.8)

Equity investments:
Timing difference	—	—	—	—
Net income variance between US GAAP and ROC GAAP	125	186	—	—
Technology and know-how contributed to a joint venture investee	(210)	(210)	—	—
Siguard merged Universal	117	—	—	—
Adjustment for variances between net income and shareholders’ equity	—	(15)	—	—
Acquisition of Siliconware Corporation	4,874	4,874	4,874	150.3
Taxation effect	9	(8)	16	0.5

Shareholders’ equity under US GAAP	51,391	64,859	71,696	2,210.8

The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 33 to our consolidated financial statements included elsewhere in this annual report.
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
Employee Stock Option
          Prior to January 1, 2006, US GAAP allowed us to use the intrinsic value prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) for measurement of stock-based compensation expense with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (“FAS 123”) were used. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Effective January 1, 2006, however, we adopted FAS No. 123(R) (Revised 2004), “Share-Based Payment” which eliminated the alternative to use Opinion 25’s intrinsic value method and required the use of the fair value method with forfeitures estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of our stock options is subject to change due to the distribution of stock dividends. We were required to measure the effects of the modification and record incremental compensation cost, if any. For the year ended December 31, 2007, we recorded share-based compensation expense of NT$2 million (US$0.1 million) and will not continue to incur share-based compensation charges in the future period.
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
Equity Investments
          Under the equity method, our proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, prior to January 2005, we were permitted to delay the recognition of income (loss) until the subsequent year under ROC GAAP if financial statements of an investee are not sufficiently timely for us to apply the equity method in the current period and such equity interests are below certain materiality threshold. From January 1, 2005, we adopted the amended ROC Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income of investees and recognized investment income from all investees accounted for under the equity method based on investees’ audited financial statements for the corresponding periods. US GAAP, however, does not allow the investor company to delay recognition of its equity in the investee’s income or loss. The US GAAP adjustment deducts the delayed income from prior year’s net income and adds back delayed income to the subsequent year to arrive at net income under US GAAP.
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
Defined Benefit Pension Plan
          Net periodic pension cost under US GAAP may differ from the one under ROC GAAP due to differences in, but not limited to, service cost, interest coast, expected return on assets and the amortization in net gain (loss). Reconciliation the difference between US GAAP and ROC GAAP is required before reaching US GAAP funding status.
          Under ROC GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under US GAAP, additional pension liability or asset is accrued pursuant to SFAS No. 158 (effective December 15, 2006), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of other comprehensive income.
10% Tax on Undistributed Earnings and Tax Effect of US GAAP Adjustments
          Under ROC GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the period during which the amount of undistributed earnings is approved by the shareholders. Under US GAAP, the 10% tax on undistributed earnings should be accrued in the period during which the earnings are generated and should be adjusted to the extent that distributions are approved by the shareholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between ROC GAAP and US GAAP.
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
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2005, 2006 and 2007 and concluded that there was no impairment in these three years.
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
          We performed periodical review for our long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. We recognized impairment losses of NT$69 million, NT$28 million and NT$49 million (US$1.5 million), respectively, on idle assets for the years ended December 31, 2005, 2006, and 2007. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between ROC GAAP and US GAAP were made for the years ended December 31, 2005, 2006 and 2007.
Impairment of Investments
          Both under ROC GAAP and US GAAP, we evaluate our equity investments for impairment due to declines in the market value that are considered other than temporary. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in the market value is other than temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee which resolves to liquidate or dissolve, a one-time write-off will be recorded to the extent that the estimated proceeds will be obtained and the amount of investment balance will not be recovered.
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
Stock Dividends
          Under ROC GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$33,523 million (US$1,033.7 million) on December 31, 2007. This adjustment has no effect on our shareholders’ equity.
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
Calculation of EPS
          In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2005, 2006 and 2007 were 1,876,500 shares, 26,779,433 shares and 35,203,522 shares, respectively.
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
Disposal of investment under equity method for exchange of noncontrolling ownership interest and monetary consideration
          Under ROC GAAP, commercial substance, the expectation of a significant change of future cash flows, is evaluated for determining whether gain on investments should be deferred. A gain is recognized only for the portion related to the monetary consideration received. However, under US GAAP, a transaction involved significant monetary consideration that is at least 25% of the fair value exchange is deemed to be a monetary exchange. Also, Statement 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”, amends the scope of Opinion 29 to exclude a transfer of assets to an entity in exchange for an equity interest in that entity. Therefore, an exchange of investment would be recorded at fair value and no gain on disposal of investment would be deferred.
Recent Accounting Pronouncements
US GAAP
          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This statement will apply whenever another statement requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” to delay the effective date of SFAS No.157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis until the beginning of the first quarter of 2009. Currently, we are evaluating the impact of adopting SFAS No.157 on those assets and liabilities subject to the delay application in accordance with FSP FAS 157-2. After evaluating the impact of the adoption of SFAS No.157, we do not expect a material impact on our consolidated financial statements.
          In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, which permits all entities to choose, on specified election dates, to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings on each subsequent reporting date. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. We believe that the adoption of SFAS 159 will not have any significant impact on our financial results.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, which requires an acquirer to recognize the assets acquired, the liabilities assumed, any noncontrolling interest and contractual contingencies and contingent consideration in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred. This statement is effective for fiscal years beginning after December 15, 2008 and its effect will depend on the terms and timing of future acquisitions, if any.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, which requires that minority ownership interest be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement is effective for fiscal years beginning on or after December 15, 2008. Currently, we do not expect any significant impact on our consolidated financial statements.
ROC GAAP
          In March 2007, the Accounting Research and Development Foundation in Taiwan issued Interpretation Letter Ref. (96) 052, “Accounting for Employees’ Bonuses and Directors’ Remunerations”, which requires all entities to estimate the amount of employees’ bonuses and directors’ remunerations and record that amount as compensation expense in the period when services are rendered. Retained earnings would be no longer charged for employees’ bonuses and directors’ remunerations. This interpretation is effective for fiscal years beginning on or after January 1, 2008. In the meantime, we believe that this change will decrease our net income for the years ended December 31, 2008 and thereafter. In August 2007, the Accounting Research and Development Foundation in Taiwan issued SFAS No. 39, “Share-based Payment”, which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. That cost will be recognized over the requisite service period in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. It also requires an entity to initially measure the cost of employee services received in exchange for an award of liability instruments which value is based on the current fair value of its equity investments. The compensation expense recognized over the requisite service period is subject to change due to remeasurement of the fair value of that award subsequently at each reporting date through the settlement date. This statement is effective for fiscal years beginning on or after January 1, 2008. Currently, we believe there is no significant impact on our consolidated financial statements.
           C.     Research and Development, Patents and Licenses, etc.
          See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”
           D.     Trend Information
          Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2006. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
           E.     Off-Balance Sheet Arrangements
          As of December 31, 2007, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$175 million (US$5.4 million). See note 27 to our consolidated financial statements included in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.

           F.     Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2007.

	Payments Due by Period
		Less Than 1			More Than
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions) (consolidated)
Long-term debt
Secured long-term loans	—	—	—	—	—
Unsecured long-term loans	3,000	—	3,000	—	—
Secured bonds	—	—	—	—	—
Unsecured bonds	—	—	—	—	—
Operating leases (1)	99	10	21	21	47
Purchase obligations	—	—	—	—	—

Total contractual cash obligations	3,099	10	3,021	21	47

(1)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Hsinchu,Taiwan.

(2)	Excludes interest payments.
Item 6. Directors, Senior Management and Employees
          A.     Directors and Senior Management
          The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2008. The business address of our directors, supervisors and executive officers is the same as our registered address.

				Principal Business Activities
Name	Age	Position	Years with Us	Performed Outside Our Company

Bough Lin	56	Chairman	24	Director of Phoenix Precision Technology; Director of SPIL’s subsidiaries; EVP of SPIL.
Chi-Wen Tsai	60	Vice Chairman; President	24	President of SPIL; Director of SPIL’s subsidiaries.
Wen-Lung Lin	56	Director;	3	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	53	Director; Senior Vice President	24	SVP of SPIL; Director of Phoenix Precision Technology; Director of SPIL’s subsidiary.
Wen-Jung Lin	61	Director	17	None
Jerome Tsai (1)	54	Director	3	Director of ChipMOS (Bermuda); Supervisor of Phoenix Precision Technology.
Hsiu-Li Liu	53	Independent Director (3)	17	Chairman of So Dar Investment; Director of Chi Cheng Enterprise, Li Fu Investment, More Power Electronic Corp.
Ing Dar Liu	60	Independent Director (3)	3	Director of InnoLux Display Corp., AME Inc.
Jing-Shan Aur	59	Independent Director (3)	3	Director of Clientron Corp., Bcom Electronic Inc.
Wen-Lung Cheng	60	Supervisor	6	Chairman of Joinwin Investment; Supervisor of Phoenix Precision Technology; Director of SPIL’s subsidiary.
Fu-Mei Tang	56	Supervisor	3	None
Teresa Wang (2)	52	Supervisor	6	Director of Phoenix Precision Technology; CFO of Phoenix Precision Technology.
Johnson Tien	54	Senior Vice President	14	None
Kuo-Jui Tai	45	Vice President	5	None
Chien-An Chen	58	Vice President	16	None
Chien-Hua Chen	53	Vice President	9	None

				Principal Business Activities
Name	Age	Position	Years with Us	Performed Outside Our Company

Michael Chang	46	Vice President	9	None
C.S Hsiao	49	Vice President	21	None
Yu Hu Liu	50	Vice President	23	None
Jas Hsieh	57	Vice President	4	None
Eva Chen	50	Chief Financial Officer	3	None

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company Ltd.

(3)	Our independent directors’ independency complies with SEC’s and Nasdaq’s independency requirements.
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
          Wen-Lung Lin has been our Director since June 2005. He graduated from Taichung Commercial College in Taiwan.
          Yen-Chun Chang is currently our Senior Vice President. He has been our Director since August 1984. He is also currently a director of Phoenix Precision Technology Corporation and a director of our subsidiary, Siliconware Technology (Suzhou) Ltd. as our representative. Mr. Chang was graduated from Nan Tai College in Taiwan in 1976 with a Bachelor’s degree in electrical engineering
          Wen-Jung Lin has been our Director since June 1991. He received a Bachelor’s degree in architecture from Feng Chia University in Taiwan in 1970.
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
          Kuo-Jui Tai has been a Vice President of since 2003. Before joining us, Mr. Tai was the vice-general manager of You Li Co. Mr. Tai received a Master’s degree in industrial engineering and engineering management from Tsing Hua University.
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
          C.S Hsiao has been our vice president in the R&D center since 2007. Mr. Hsiao received a Bachelor’s degree in chemical engineering from Feng Chia University.
          Yu Hu Liu has been our vice president in charge of our Changhua factory since 2007. Mr. Liu graduated from Lien Ho College with a Bachelor’s degree of electrical engineering.
          Jas Hsieh has been our vice president in Q&R Center since 2007. Mr. Hsieh received a Bachelor’s degree in mechanical engineering from Feng Chia University.
          Eva Chen has been our Chief Financial Officer since 2005. Ms. Chen received a Master’s degree in Accounting and Information Technology from National Chung Cheng University in 2007.
          B.     Compensation of Directors, Supervisors and Executive Officers
          The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2007 was NT$441 million (US$13.6 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.
          C.     Board Practices
          All of our directors and supervisors were elected on June 13, 2005 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.
Audit Committee
          At the date of this filing, we have three independent directors to constitute an audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASD Marketplace Rule 4350. We have been in compliance with the requirements thereunder since July 27, 2005.

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

          D.     Employees
          As of December 31, 2007, we had 16,071 full-time employees. Of these employees, 14,808 were located in Taiwan, 1,192 were located in Mainland China, and 71 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.
          According to ROC Labor Pension Act effective since July 1, 2005, we contribute 6% of our employees’ monthly salaries to the Bureau of Labor Insurance for those employees who choose to participate in the “portable” pension schemes. For our employees who choose to apply for the pension mechanism under the Labor Standards Act, we contribute 2% of their monthly incomes to the Workers’ Retirement Reserve Funds maintained by the Bank of Taiwan.
          Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees stock in the aggregate amount of 35,203,522 shares and cash bonuses of NT$821.4 million in 2007.
          In July 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options to our full-time regular employees, including those of our domestic and overseas subsidiaries, for purchase up to an aggregate of 40,000,000 shares of our common shares. The exercise price for the options would be the closing price of our common shares on the Taiwan Stock Exchange on the day the options are granted, while the expiration date for such options is 5 years from the date of grant. In February and May 2003, we granted a total of 40,000 options to purchase up to 40,000,000 shares under the 2002 Employee Stock Option Plan, of which 2,950 options were granted to certain of our executive officers. Some of our executive officers receiving options are also directors of our company, and the options granted to our officers have an initial exercise price of NT$15.6 per share. The options granted in February 2003 and May 2003 had an exercise price of NT$15.6 per share and NT$16.3 per share and a purchase price of nil. In August 2004, we adjusted the exercise price of the February 2003 and May 2003 options to NT$13.7 per share and NT$14.3 per share. In August 2005, we adjusted the exercise price of the February 2003 and May 2003 options to NT$11.9 per share and NT$12.4 per share. In August 2006, we adjusted the exercise price of the February 2003 and May 2003 options to NT$9.2 per share and NT$9.7 per share, respectively, and the options will expire five years from the date of grant if not previously exercised. In August 2007, we adjusted the exercise price of the February 2003 and May 2003 options to NT$5.7 per share and NT$6.2 per share, respectively, and the options will expire five years from the date of grant if not previously exercised.

Number of shares issuable
upon exercise of options	Expiration Date	Exercise price

1,107,500	February 2008	NT$5.7
407,000	May 2008	NT$6.2
          As of March 31, 2008, no option rights remained outstanding.
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
          E.      Share Ownership
          Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 15, 2008, our most recent record date.

		Percentage	Number of Ordinary	Per Share
	Number of	of Shares	Shares Issuable on	Exercise Price	Exercisable
Name	Shares Owned	Owned	Exercise of Option	(NT$)	Period

Bough Lin	64,746,609	2.11%	—	—	—
Chi-Wen Tsai	38,787,679	1.26%	—	—	—
Wen-Lung Lin	32,662,235	1.06%	—	—	—
Yen-Chun Chang	10610,710	*	—	—	—
Wen-Jung Lin	6,111,896	*	—	—	—
Jerome Tsai (1)	7,775,554	*	—	—	—
Hsiu-Li Liu	12,129,891	*	—	—	—
Ing-Dar Liu	—	—	—	—	—
Jing-Shan Aur	144,844	*	—	—	—
Wen-Lung Cheng	10,033,601	*	—	—	—
Fu-Mei Tang	8,936,552	*	—	—	—
Teresa Wang (2)	35,870,032	1.17%	—	—	—
Johnson Tien	603,207	*	—	—	—
Kuo-Jui Tai	518,113	*	—	—	—
Chien-An Chen	371,122	*	—	—	—
Chien-Hua Chen	76,828	*	—	—	—
Michael Chang	184,713	*	—	—	—
C.S Hsiao	201,692	*	—	—	—
Yu Hu Liu	7,277,478	*	—	—	—
Jas Hsich	175,223	*	—	—	—
Eva Chen	120,054	*	—	—	—

*	Less than 1%.

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company.
          See “—D. Employees” for a description of the 2002 Employee Stock Option Plan.
Item 7. Major Shareholders and Related Party Transactions
          A.     Major Shareholders
          The following table presents information known to us concerning the record ownership of our shares as of December 31, 2006, December 31, 2007 and April 15, 2008 (our most recent record date) by (i) the ten largest shareholders of our company (as of April 15, 2008) and (ii) all directors, supervisors and executive officers as a group. Other than Citibank, as the record owner of our American Depositary Shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	December 31, 2006		December 31, 2007		April 15, 2008(3)
	Number of	Percentage	Number of	Percentage		Percentage
	Shares	of Shares	Shares	of Shares	Number of	of Shares
Name of beneficial owner	Owned	Owned	Owned	Owned	Shares Owned	Owned
Citibank (1)	381,406,646	13.21%	618,309,437	20.15%	569,436,042	18.52%
JPMorgan in Custody for Capital World Growth and Income Fund Inc.	—	—	—	—	149,821,000	4.87%
JPMorgan in Custody for Capital Income Builder Inc.	—	—	—	—	92,530,000	3.01%
Bough Lin	43,821,690	1.52%	44,746,609	1.46%	64,746,609	2.11%
Nan Shan Life Insurance Company Ltd.	—	—	7,889,641	0.26%	55,585,321	1.81%
Kuming Investment Company Ltd (2)	54,472,728	1.89%	55,547,404	1.81%	55,547,404	1.81%
HSBC in Custody for HSBC Institutional Trust Services (Asia) Ltd.	—	—	32,369,815	1.06%	50,475,136	1.64%
Citibank in Custody for Government of Singarpore Investment Corp. PFE Ltd.	41,995,428	1.45%	42,913,044	1.40%	49,427,044	1.61%
Chi-Wen Tsai	37,108,736	1.29%	38,677,679	1.26%	38,787,679	1.26%
Siliconware Investment Company Ltd.	35,176,054	1.22%	35,870,032	1.17%	35,870,032	1.17%
Directors and Supervisors as a group	205,240,874	7.11%	208,164,603	6.79%	227,809,603	7.41%

(1)	As record owner of our ADSs

(2)	Wen-Lung Lin is the president of Kuming Investment Company Ltd.

(3)	Our most recent record date.
          Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.
          As of April 30, 2008, a total of 111,213,383 ADSs and 3,074,697,534 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of April 30, 2008,556,067,042 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of April 30, 2008, 556,067,042 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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
Sigurd Microelectronics Corp.
          For 2005, 2006 and 2007, we had total sales of packaging services to Sigurd of NT$31 million, NT$5 million and NT$224 million (US$7 million), respectively. We resigned as a director of Sigurd on November 9, 2007, and Sigurd ceased to be a related party of our company.
ChipMOS Technologies Inc.
          For 2005, 2006 and 2007, the amounts of purchases we made with ChipMOS were immaterial. Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. We resigned as a director of ChipMOS on March 26, 2007, and ChipMOS ceased to be a related party of our company.
Phoenix Precision Technology Corporation
          We purchased semiconductor raw materials from Phoenix Precision Technology totaling, NT$3,600 million, NT$3,101 million and NT$2,544 million (US$78.5 million) in 2005, 2006 and 2007, respectively. The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. The average payment period is approximately 90 days from the date of completion of service or purchase. As of December 31, 2005, 2006 and 2007, we owed NT$694 million, NT$346 million and NT$663 million (US$20.4 million), respectively, in accounts payable, to Phoenix Precision Technology.
          Mr. Bough Lin, our Chairman, Mr. Yen-Chun Chang, one of our officers, and Ms. Teresa Wang, one of our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Jerome Tsai, one of our directors, is a supervisor of Phoenix Precision. Wen-Lung Cheng, one of our supervisors, is a supervisor of Phoenix Precision.
          C.     Interests of Experts and Counsel
          Not applicable.
Item 8. Financial Information
          A.     Consolidated Statements and Other Financial Information
          Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.
Litigation
          On March 1, 2006, we were informed of a lawsuit brought by Tessera in the United States District Court for the Northern District of California against us, our subsidiary Siliconware USA, Inc., and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services have infringed patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the lawsuit) conducted by the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, we filed in the U.S. PTO requests for reexamination of five patents, four of which being asserted by Tessera against us. The PTO has issued office actions in four of the reexaminations. We are vigorously defending against Tessera’s allegations. Because litigation is inherently unpredictable, we are unable to predict the results or outcome of any dispute. For further information, see “Item 4 Information on the Company—B. Business Overview—Litigation.”
Dividend Policy and Distributions
          As for our policy on dividend distributions, see “Item 10. Additional Information — Memorandum and Articles of Association — Dividends and Distributions.” The following table sets forth the stock dividends per Share and total number of Shares Issued as Stock Dividend adopted by the annual shareholders’ meeting and Shares outstanding at the end of each such year, except as otherwise noted.

			Total Number of	Outstanding
	Cash Dividend	Stock Dividend	Shares Issued as	Shares at Year
	per share	per share(1)	Stock Dividend(2)	End
	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870
2001	0	1.45	235,421,212	1,852,761,683
2002	0	0	—	1,853,668,683
2003	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426
2007	3.40	0.20	58,672,538	3,073,424,534

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.

(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.

(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.

(4)	We did not declare a dividend in 2003 because our shareholders did not elect to declare such dividend, even though we generated net income in 2002.
          B.     Significant Changes
          Our net operating revenues on a consolidated basis for the three months ended March 31, 2008 amounted to NT$1,753 million. Our net operating revenues for the first three months of 2008 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2008. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share (1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands
			of shares)
2002	39.6	15.3	18,277	6,462.30	3,850.04
2003	37.4	15.3	19,698	6,182.20	4,044.73
2004	42.2	19.8	20,556	7,135.00	5,255.06
2005	46.9	21.9	20,048	6,267.32	5,565.41
First Quarter	29.6	21.9	21,717	6,267.52	5,734.87
Second Quarter	32.9	26.8	17,325	6,373.86	5,715.16
Third Quarter	35.8	29.3	17,502	6,455.57	5,925.54
Fourth Quarter	46.9	29.1	25,098	6,575.53	5,632.97
2006	52.5	33.7	18,554	7,823.72	6,257.80
First Quarter	48.5	38.2	28,477	6,742.39	6,364.60
Second Quarter	47.2	34.7	17,794	7,474.05	6,299.59
Third Quarter	41.6	33.7	14,410	6,946.27	6,257.80
Fourth Quarter	52.5	38.9	14,444	7,823.72	6,874.98
2007	71.7	47.9	12,423	9,809.88	7,344.56
First Quarter	64.5	47.9	13,308	7,935.54	7,344.56
Second Quarter	74.1	61.2	10,867	8,939.19	7,875.42
Third Quarter	75.8	56.1	13,112	9,744.06	8090.29
Fourth Quarter	74.2	51.9	16,861	9,809.88	7,807.39
November	65.4	53.6	20,431	9,598.23	8,276.26
December	60.9	51.9	17,475	8,722.38	7,807.39
2008 (up to Apr 30)	58.1	41.15	23,539	9,090.43	7,408.40
First Quarter	56.3	41.15	24,097	8,865.35	7,408.40
January	56.3	41.15	29,314	8,428.84	7,408.40
February	54.0	47.2	17,253	8,462.08	7,550.55
March	53.2	44.1	23,194	8,865.35	8,005.46

April	58.1	52.0	22,023	9,090.43	8,419.72

Sources: Taiwan Stock Exchange Statistical Data 1999-2008, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.
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

	Closing Price for		Average Daily
	Each ADS)		Trading
Period	High	Low	Volume
			(in thousands
	NT$	NT$	of shares)
2002	5.48	2.23	394,006
2003	5.27	1.98	730,026
2004	6.00	2.83	1,047,141
First Quarter	6.00	4.24	2,040,297
Second Quarter	5.21	2.83	1,052,894
Third Quarter	3.85	2.84	551,108
Fourth Quarter	4.40	3.23	544,267
2005	6.95	3.08	719,177
First Quarter	4.32	3.08	461,689
Second Quarter	4.87	3.82	520,471
Third Quarter	5.38	4.55	821,256
Fourth Quarter	6.95	4.39	1,030,962
2006	7.94	4.74	1,786,700
First Quarter	7.19	5.54	2,156,481
Second Quarter	6.80	4.97	1,589,954
Third Quarter	6.35	4.74	1,683,423
Fourth Quarter	7.94	5.90	1,722,812
2007	12.54	7.45	1,877,492
First Quarter	10.11	7.45	1,698,074
Second Quarter	11.52	9.56	1,776,946
Third Quarter	12.41	9.08	1,858,061
Fourth Quarter	12.54	7.85	2,176,888
November	10.77	8.84	2,593,938
December	10.05	7.85	2,295,662
2008 (up to Apr 30)	9.55	6.5	2,684,150
First Quarter	8.8	6.5	2,928,278
January	8.8	6.5	3,921,029
February	8.76	7.31	2,545,605
March	7.39	8.84	2,249,428
April	9.55	8.14	2,018,347

Source:	NASDAQ Stock Exchange.
(1)	As reported.
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
Shares
          As of April 30, 2008, our authorized share capital was NT$36.0 billion, divided into 3.60 billion shares, of which NT$30.7 billion, divided into 3.07 billion shares, were issued and outstanding. We issued 40,000 option rights to employees according to our 2002 Employee Stock Option Plan. As of March 31, 2008, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of April 30, 2008. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by ROC law.
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
          Beginning in 1999, our articles of incorporation provide that our earnings after payment of all income taxes and deduction of any past losses shall be distributed as follows:
•	allocation of 10% of our net income as legal reserve; and

•	payment of 1% of the balance after deducting the 10% legal reserve as remuneration to our directors and supervisors. The remaining amount may be distributed or reserved in a ratio of 10% and 90%, respectively, to our employees as their bonuses and to our shareholders as their dividends.
          For dividend distributions, the surplus dividend policy will be adopted based on the future operational planning, business development, capital expenditure budget and requirement of capital fund.
          Distribution of dividends may be made by cash dividends or by stock dividends, provided that the percentage of cash dividends shall exceed 50% of total distributed dividends, and the plan of distribution shall be proposed by the Board of Directors and shall be implemented after the distribution plan is approved by our shareholders’ meetings.
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
          It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old share or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any ROC withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.
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
     Passive Foreign Investment Company
          Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for 2007 and do not expect to become one in the future, although there can be no assurance in this regard.
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
          Our determination that we were not a PFIC in 2007 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.
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
Foreign Exchange Risk
          Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2007, sales in the amount of US$1,390 million were denominated in US dollars. In 2007, material purchases from our overseas vendors in the amounts of US$362.94 million and ¥10,518.25 million were denominated in US dollars and Japanese yen, respectively. As of December 31, 2007, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$280.13 million. As of December 31, 2007, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$145.61 million and of ¥3,425.97 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the US dollar and the NT dollar.

	Expected Maturity Date
Expressed in NT$ amount								Fair
(in millions)	2008	2009	2010	2011	2012	Thereafter	Total	value
On-balance sheet financial instruments
Assets
Marketable Securities Time Deposit (US$)	811	—	—	—	—	—	811	811
Liabilities
Long-term Debt:

Expected Maturity Date
Expressed in NT$ amount								Fair
(in millions)	2008	2009	2010	2011	2012	Thereafter	Total	value
Fixed Rate (US$)	—	—	—	—	—	—	—	—
Variable Rate (US$)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
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
          The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2007.

					2012 and
Debt Obligations	2008	2009	2010	2011	thereafter
	(in millions, except percentages)
US$-denominated debt:
Fix rate	—	—	—	—	—
Interest rate	—	—	—	—	—
NT$-denominated debt:
Variable rate	—	—	—	—	—
Average interest rate	—	—	—	—	—
Fix rate	—	750	1,500	750	—
Interest rate	—	2.093%	2.093%	2.093%	—
RMB-denominated debt:
Variable rate	—	—	—	—	—
Average interest rate	—	—	—	—	—
Fair value	—	749	1,497	747	—
Item 12. Description of Securities Other Than Equity Securities
          Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
          As of December 31, 2007, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
          Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control over Financial Reporting
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2007, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting
          There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Jing-Shan Aur is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”
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
Item 16C. Principal Accountant Fees and Services
          PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report.
          The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2006 and 2007.

	2006	2007	2007
	NT$ (in thousands)	NT$ (in thousands)	US$ (in thousands)

Audit Fees (1)	22,180	22,220	685.1
Audit-related Fees (2)	2,090	570	17.6
Tax Fees (3)	6,050	3,590	110.7

Total	30,320	26,380	813.4

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards.

(3)	Tax fees include fees billed for tax compliance services and tax advice services.

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
Item 18. Financial Statements
          The following is a list of the audited financial statements and reports of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19. Exhibit Index

Exhibit
Number	Description of Exhibits

1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd. (English translation) (1)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (2)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010) (3)

4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009) (4)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation) (5)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics (6)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*	filed herewith.

(1)	Incorporated by reference to Exhibit 1.1 to our Year 2006 Form 20-F filed with the SEC on June 20, 2007.

(2)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(3)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(4)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(5)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(6)	Incorporated by reference to Exhibit 11.1 to our Year 2003 Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
By:	/s/ Eva Chen
	Name:	Eva Chen
	Title:	Chief Financial Officer

Date: May 28, 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
     Siliconware Precision Industries Co., Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers”, “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and accounting principles generally accepted in the Republic of China (“ROC GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We did not audit the financial statements of ChipMOS Technologies Inc., an investee accounted for under the equity method, which statements reflect total assets of NT$38,635,027 thousand as of December 31, 2006, and total revenues of NT$19,824,561 thousand and NT$14,756,563 thousand for each of the two years in the period ended December 31, 2006. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ChipMOS Technologies Inc., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 34 to the consolidated financial statements.
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
Also discussed in Note 9, before January 1, 2005, the Company delayed recognition of investment income (loss) for certain investee companies accounted for under the equity method until subsequent year under ROC GAAP. Accordingly, investment income of NT$650,508 thousand was recognized as cumulative effects of changes in accounting principles based on the investees’ financial statements for the year ended December 31, 2004.
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
May 23, 2008

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2006	2007
	NT$	NT$	US$
			(Note 2)

ASSETS
Current Assets
Cash (Note 4)	14,731,488	22,624,658	697,646
Notes receivable, net	41,111	116,622	3,596
Accounts receivable, net (Notes 5 and 25 )	9,182,701	11,257,006	347,117
Other financial assets, current (Notes 25 and 26)	677,241	688,105	21,218
Inventories (Note 6)	2,838,810	3,460,983	106,722
Deferred income tax assets, current (Note 22)	726,822	1,268,774	39,123
Other current assets — other	504,996	626,599	19,322

	28,703,169	40,042,747	1,234,744

Long-term Investments
Available-for-sale financial assets, noncurrent (Notes 7 and 30)	7,883,601	4,873,284	150,271
Financial assets carried at cost (Notes 8 and 30)	824,942	719,055	22,172
Long-term investment under the equity method (Note 9)	4,998,596	—	—

	13,707,139	5,592,339	172,443

Property, Plant and Equipment (Notes 10 and 25)
Cost:
Land	2,940,997	2,892,083	89,179
Buildings	7,922,133	9,594,035	295,839
Machinery and equipment	45,294,231	51,980,903	1,602,865
Utility equipment	845,050	1,023,203	31,551
Furniture and fixtures	663,820	819,737	25,277
Other equipment	1,876,598	2,087,567	64,371

	59,542,829	68,397,528	2,109,082
Less: Accumulated depreciation	(27,537,920)	(31,986,343)	(986,319)
Construction in progress and prepayments for equipment	1,844,789	2,211,180	68,183

	33,849,698	38,622,365	1,190,946

Other Assets
Refundable deposits	11,122	10,457	322
Deferred charges	690,805	766,713	23,642
Deferred income tax asset, noncurrent (Note 22)	1,644,254	527,213	16,257
Other assets — other (Note 11)	385,191	211,252	6,515

	2,731,372	1,515,635	46,736

TOTAL ASSETS	78,991,378	85,773,086	2,644,869

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2006	2007
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Notes 12 and 30)	427,206	529,323	16,322
Notes payable	—	769	24
Accounts payable (Note 25)	4,116,616	6,430,221	198,280
Income tax payable (Note 22)	947,382	1,501,656	46,304
Accrued expenses (Note 25)	2,223,225	2,442,444	75,315
Other payables (Notes 13 and 25)	1,829,129	2,633,392	81,202
Current portion of long-term loans (Note 14)	18,687	—	—
Other current liabilities	400,285	141,516	4,364

	9,962,530	13,679,321	421,811

Long-term Liabilities
Bonds payable (Notes 14 and 30)	2,708,145	—	—
Long-term loans (Notes 15 and 30)	3,092,609	2,995,871	92,380

	5,800,754	2,995,871	92,380

Other Liabilities (Note 16)	291,881	189,740	5,851

Total Liabilities	16,055,165	16,864,932	520,042

Stockholders’ Equity
Capital stock (Notes 1 and 17)	28,877,574	30,734,245	947,711
Capital reserve (Note 18)
Additional paid in capital	12,526,844	14,456,352	445,771
Premium arising from merger	1,951,563	1,951,563	60,178
Other	167,246	250,709	7,731
Retained earnings (Note 19)
Legal reserve	2,003,494	3,340,131	102,995
Special reserve	50,029	—	—
Unappropriated earnings	13,413,928	17,761,366	547,683
Unrealized gain on available for sale financial assets	4,765,148	1,160,659	35,790
Cumulative translation adjustments	(22,276)	84,926	2,619
Net loss not recognized as pension cost	(1,787)	(37,613)	(1,160)
Treasury stock (Note 20)	(795,550)	(794,184)	(24,489)

Total Stockholders’ Equity	62,936,213	68,908,154	2,124,827

Commitments and Contingencies (Note 27)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	78,991,378	85,773,086	2,644,869

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues	43,487,877	57,125,920	66,177,329	2,040,621
Cost of Goods Sold (Note 25)	(33,959,940)	(41,893,872)	(46,758,974)	(1,441,843)

Gross Profit	9,527,937	15,232,048	19,418,355	598,778

Operating Expenses (Note 25)
Selling expenses	(565,765)	(717,065)	(494,598)	(15,251)
General and administrative expenses	(855,917)	(1,078,217)	(1,441,499)	(44,450)
Research and development expenses	(857,730)	(1,194,178)	(1,287,951)	(39,715)

	(2,279,412)	(2,989,460)	(3,224,048)	(99,416)

Operating Income	7,248,525	12,242,588	16,194,307	499,362

Non-operating Income and Gain
Interest income (Note 30 )	304,237	396,461	368,610	11,366
Investment income recognized under the equity method (Note 9)	447,950	1,153,630	246,410	7,598
Gain on disposal of investments (Note 9)	—	—	2,323,279	71,641
Others (Note 25)	548,813	703,427	689,309	21,255

	1,301,000	2,253,518	3,627,608	111,860

Non-operating Expenses and Losses
Interest expenses (Note 30)	(241,578)	(130,443)	(90,294)	(2,785)
Impairment loss (Notes 3 and 21)	(202,650)	(27,013)	—	—
Others (Note 25)	(496,386)	(61,007)	(103,129)	(3,180)

	(940,614)	(218,463)	(193,423)	(5,965)

Income from Continuing Operations Before Income Tax	7,608,911	14,277,643	19,628,492	605,257
Income Tax Expense (Note 22)	(15,517)	(948,574)	(2,139,141)	(65,962)

Income from Continuing Operations	7,593,394	13,329,069	17,489,351	539,295
Cumulative Effects of Changes in Accounting Principles (Note 3)	650,508	—	—	—

Net Income	8,243,902	13,329,069	17,489,351	539,295

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
Basic Earnings Per Share ( in dollars ) (Note 23)
Income from continuing operations	2.93	5.09	6.51	0.20
Cumulative effects of changes in accounting principles	0.25	—	—	—

Net Income (Before Tax)	3.18	5.09	6.51	0.20

Net Income (After Tax)	3.17	4.75	5.80	0.18

Diluted Earnings Per Share ( in dollars ) (Note 23)
Income from continuing operations	2.77	4.78	6.48	0.20
Cumulative effects of changes in accounting principles	0.21	—	—	—

Net Income (Before Tax)	2.98	4.78	6.48	0.20

Net Income (After Tax)	2.98	4.47	5.77	0.18

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized Loss
	Capital Stock Issued			Retained Earnings			on Available-for-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	Sale Financial	Translation	Recognized as	Treasury
2005	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2005	2,105,073	21,050,731	8,305,832	750,886	—	4,320,831	—	(141,053)	—	(794,184)	33,493,043
Appropriation for legal reserve	—	—	—	428,218	—	(428,218)	—	—	—	—	—
Appropriation of special reserve	—	—	—	—	141,053	(141,053)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(74,258)	—	—	—	—	(74,258)
Employees’ cash bonus	—	—	—	—	—	(175,927)	—	—	—	—	(175,927)
Employees’ stock bonus	18,766	187,655	—	—	—	(187,655)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(1,583,342)	—	—	—	—	(1,583,342)
Stock dividends	168,890	1,688,898	—	—	—	(1,688,898)	—	—	—	—	—
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	(737)	—	—	—	(737)
Conversion of Euro convertible bonds	26,934	269,342	494,719	—	—	—	—	—	—	—	764,061
Employee stock option exercised	9,257	92,567	28,890	—	—	—	—	—	—	—	121,457
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	1,696	—	—	(41,705)	—	—	—	—	(40,009)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	(2,643)	—	93,590	—	—	90,947
Long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	(1,828)	—	(1,828)
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	(34,544)	(34,544)
Cash dividends for treasury stock held by subsidiaries	—	—	22,242	—	—	—	—	—	—	—	22,242
Net income	—	—	—	—	—	8,243,902	—	—	—	—	8,243,902

Balance at December 31, 2005	2,328,919	23,289,193	8,853,379	1,179,104	141,053	8,241,034	(737)	(47,463)	(1,828)	(828,728)	40,825,007

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
							(Loss) Gain on
	Capital Stock Issued			Retained Earnings			Available-for-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	Sale Financial	Translation	Recognized as	Treasury
2006	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2006	2,328,919	23,289,193	8,853,379	1,179,104	141,053	8,241,034	(737)	(47,463)	(1,828)	(828,728)	40,825,007
Appropriation for legal reserve	—	—	—	824,390	—	(824,390)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	(91,024)	91,024	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(149,324)	—	—	—	—	(149,324)
Employees’ cash bonus	—	—	—	—	—	(463,284)	—	—	—	—	(463,284)
Employees’ stock bonus	26,779	267,794	—	—	—	(267,794)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(4,169,558)	—	—	—	—	(4,169,558)
Stock dividends	241,015	2,410,149	—	—	—	(2,410,149)	—	—	—	—	—
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	4,765,885	—	—	—	4,765,885
Conversion of Euro convertible bonds	277,870	2,778,697	5,692,509	—	—	—	—	—	—	—	8,471,206
Employee stock option exercised	13,174	131,741	15,729	—	—	—	—	—	—	—	147,470
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	30,645	—	—	37,300	—	—	—	—	67,945
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	—	25,187	—	—	25,187
Reversal of long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	41	—	41
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	33,178	33,178
Cash dividends from treasury stock held by subsidiaries	—	—	53,391	—	—	—	—	—	—	—	53,391
Net income	—	—	—	—	—	13,329,069	—	—	—	—	13,329,069

Balance at December 31, 2006	2,887,757	28,877,574	14,645,653	2,003,494	50,029	13,413,928	4,765,148	(22,276)	(1,787)	(795,550)	62,936,213

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized Gain
							(Loss) on
	Capital Stock Issued			Retained Earnings			Available-for-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	Sale Financial	Translation	Recognized as	Treasury
2007	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2007	2,887,757	28,877,574	14,645,653	2,003,494	50,029	13,413,928	4,765,148	(22,276)	(1,787)	(795,550)	62,936,213
Appropriation for legal reserve	—	—	—	1,336,637	—	(1,336,637)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	(50,029)	50,029	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(120,797)	—	—	—	—	(120,797)
Employees’ cash bonus	—	—	—	—	—	(821,415)	—	—	—	—	(821,415)
Employees’ stock bonus	35,204	352,035	—	—	—	(352,035)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,974,332)	—	—	—	—	(9,974,332)
Stock dividends	58,673	586,726	—	—	—	(586,726)	—	—	—	—	—
Conversion of Euro convertible bonds	80,711	807,112	1,929,508	—	—	—	—	—	—	—	2,736,620
Employee stock option exercised	11,080	110,798	(16,313)	—	—	—	—	—	—	—	94,485
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	(18,200)	—	—	—	—	—	—	—	(18,200)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	—	107,202	—	—	107,202
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(3,604,489)	—	—	—	(3,604,489)
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	1,366	1,366
Reversal of long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	1,787	—	1,787
Net loss not recognized as pension cost	—	—	—	—	—	—	—	—	(37,613)	—	(37,613)
Cash dividends from treasury stock held by subsidiaries	—	—	117,976	—	—	—	—	—	—	—	117,976
Net income	—	—	—	—	—	17,489,351	—	—	—	—	17,489,351

Balance at December 31, 2007	3,073,425	30,734,245	16,658,624	3,340,131	—	17,761,366	1,160,659	84,926	(37,613)	(794,184)	68,908,154

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	8,243,902	13,329,069	17,489,351	539,295
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,053,840	6,752,711	7,603,913	234,472
Amortization	518,024	541,718	564,893	17,419
Bad debts expense	2,911	11,982	8,800	271
Reversal of sales allowance	(25,457)	(11,705)	(19,532)	(602)
Gain on disposal of investments	(37,173)	(82,908)	(2,323,279)	(71,640)
Provision for (recovery of) loss on obsolescence and decline in market value of inventories	5,603	(2,329)	18,471	570
Long-term investment income under the equity method	(1,098,458)	(1,153,630)	(246,410)	(7,598)
Cash dividends received from long-term investment under the equity method	198,805	175,742	—	—
Impairment loss	202,650	27,013	—	—
Investment loss	—	—	3,891	120
Gain on disposal of property, plant and equipment	(26,792)	(45,268)	(8,670)	(267)
Provision for loss on idle assets	68,766	27,672	48,528	1,496
Amortization of discount on long-term notes	1,712	6,537	62,790	1,936
Compensation interest on bonds payable	137,367	30,810	36	1
Foreign currency exchange loss (gain) on bonds payable	408,777	(113,157)	34,880	1,075
(Increase) decrease in assets:
Notes receivable	(84,816)	115,788	(75,511)	(2,328)
Accounts receivable	(3,767,018)	336,037	(2,042,049)	(62,968)
Other financial assets, current	(435,260)	131,029	53,214	1,641
Inventories	(831,822)	(30,214)	(635,695)	(19,602)
Deferred income tax assets	(159,586)	97,824	575,077	17,733
Other current assets	(20,433)	41,987	(132,388)	(4,082)
Increase (decrease) in liabilities:
Notes payable	4,509	(5,493)	769	24
Accounts payable	3,020,326	(1,009,711)	2,303,799	71,039
Income tax payable	116,664	794,366	554,274	17,091
Accrued expenses	593,046	561,278	221,131	6,819
Other payables	61,747	(368,631)	413,761	12,758
Other current liabilities	60,690	94,763	(64,436)	(1,987)
Other liabilities	193	—	9,175	283
Accrued pension liabilities	1,900	(3,268)	3,798	117

Net cash provided by operating activities	13,214,617	20,250,012	24,422,581	753,086

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Refund of (payment for) security deposits	34,295	9,200	(52,395)	(1,616)
Decrease of financial assets at fair value through profit or loss, current	1,956,250	—	—	—
(Increase) decrease of financial assets carried at cost	—	(687,840)	9,163	283
Purchase of available for sale financial assets	—	—	(2,523,529)	(77,815)
Purchase of long-term investments under equity method	(6,334)	—	—	—
Proceeds from disposal of long-term investments	303,477	91,386	9,563,882	294,909
Acquisition of property, plant and equipment	(8,244,928)	(11,038,964)	(12,151,393)	(374,696)
Proceeds from disposal of property, plant and equipment	58,090	268,735	397,046	12,243
Payment for deferred charges	(502,050)	(468,465)	(638,421)	(19,686)
Receipt of (payment for) refundable deposits	4,243	(1,191)	683	21

Net cash used in investing activities	(6,396,957)	(11,827,139)	(5,394,964)	(166,357)

Cash flows from financing activities
Proceeds from short-term loans	93,768	331,107	73,745	2,274
Repayment of long-term loans	(3,216,965)	(2,046,184)	(166,443)	(5,132)
Redemption of bonds payable	(800,000)	—	(18,945)	(584)
Receipt (repayment) of deposit-in	199,945	256,453	(340,983)	(10,515)
Proceeds from the exercise of employee stock option	121,457	147,470	94,485	2,914
Remuneration to directors and supervisors	(74,258)	(149,324)	(120,798)	(3,725)
Payment for cash dividends and employees’ bonuses	(1,759,232)	(4,579,452)	(10,677,739)	(329,255)

Net cash used in financing activities	(5,435,285)	(6,039,930)	(11,156,678)	(344,023)

Effect on foreign currency exchange	36,065	7,712	22,231	685

Net increase in cash	1,418,440	2,390,655	7,893,170	243,391
Cash at the beginning of the year	10,922,393	12,340,833	14,731,488	454,255

Cash at the end of the year	12,340,833	14,731,488	22,624,658	697,646

Supplemental disclosures of cash flow information:
Cash paid for interest (excluding capitalized interest)	162,849	134,525	91,459	2,820

Cash paid for income tax	14,978	51,222	994,542	30,667

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	9,200,968	10,703,697	12,540,792	386,704
Add: Payable at the beginning of the year	706,339	1,662,379	1,327,112	40,922
Less: Payable at the end of the year	(1,662,379)	(1,327,112)	(1,716,511)	(52,930)

Cash paid	8,244,928	11,038,964	12,151,393	374,696

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
1.	History and Organization
(1)	Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (ROC) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. As of December 31, 2007, issued common stock was NT$30,734,245. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. As of December 31, 2007, the Company and its subsidiaries had 16,071 employees.

(2)	Consolidated subsidiaries

			% of ownership held by the
			named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2006	2007
The Company	Siliconware Investment Company Ltd.	Investment activities	100%	100%

The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Communications and relationship maintenance with companies headquartered in North America	100%	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Manufacturing and processing of modules, flash memory cards and related products; assembly and testing of integrated circuits	100%	100%
(3)	Non-consolidated subsidiaries:

None.

(4)	Adjustments for subsidiaries with different accounting periods:

Not applicable.

(5)	Extraordinary risks from foreign subsidiaries:

Not applicable.

(6)	Material limitations for capital transfer from the subsidiaries to the parent company:

Not applicable.
2.	Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers”, “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and generally accepted accounting principles in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2007 and the determination of consolidated shareholders’ equity

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2006 and 2007 to the extent summarized in Note 33 to the consolidated financial statements.
The Company’s significant accounting policies are summarized as follows:
Basic of Consolidation
The Company adopted the Statement of Accounting Standards No. 7, “Consolidated Financial Statements”, which requires an entity to consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries are eliminated.
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
Translation of Foreign Currency Transactions on Subsidiaries’ Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars using the spot rate as of each balance sheet date for asset and liability accounts, average exchange rate for profit and loss accounts, spot rate for dividend and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries using functional currencies other than the New Taiwan dollar are included in the “cumulative translation adjustment” in stockholders’ equity.
Foreign Currency Transactions
The Company and its subsidiaries maintain their accounts in New Taiwan dollars and their functional currencies, respectively. Transactions denominated in foreign currencies are translated into functional currencies at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into functional currencies at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from the aforementioned translations are recognized in the current year’s results.
Convenience Translation into US Dollars
The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2007 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$32.43 (in dollars) to US$1.00 (in dollars), the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2007. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Classification of current and non-current assets /liabilities
A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:
(1)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(2)	Assets held mainly for trading purposes;

(3)	Assets that are expected to be realized within twelve months from the balance sheet date;

(4)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.
B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:
(1)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(2)	Liabilities arising mainly from trading activities;

(3)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(4)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.
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
Allowance for Doubtful Accounts
The allowance for doubtful accounts is estimated based on the evaluation of collectibility and aging analysis of notes receivables, accounts receivable and other receivables.
Allowance for Sales Discounts
The allowance for sales discounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable.
Inventories
Inventories are recorded at cost when acquired under a perpetual inventory system and are stated at the lower of aggregate cost, determined by the weighted-average method and total inventory approach, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost, while market values of finished goods and work in process are determined on the basis of net realizable value. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Available-for-sale securities
Investments in equity securities are recorded at the transaction date, rather than settlement date. Available-for-sale securities are measured at fair value at balance sheet date with changes in fair value recorded as adjustments to the shareholders’ equity. The accumulated adjustments of unrealized gain or loss are realized in earnings in the period when the financial assets are disposed. Fair values of listed securities are measured at their closing price at balance sheet date. The Company recognizes impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall be recorded as adjustments to shareholder’s equity rather than current earnings.
Financial assets carried at cost
Equity securities measured at fair value along with transaction costs are recorded at the transaction date. Equity securities without quoted market values are recorded at cost. The Company recognizes impairment loss whenever there is objective evidence of impairment. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.
Long-term Investments Accounted for under Equity Method
A.	Long-term equity investments in which the Company owns at least 20% of the voting rights of the investee companies are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company. The excess of the acquisition cost over the investee’s fair value of the identifiable net assets acquired is capitalized as goodwill and tested for impairment annually. No prior period adjustment is required for the amortization in previous years. Long-term equity investments in which the Company holds more than 50% of the voting stocks or has controlling interests over the investee companies are included in the annual and semi-annual consolidated financial statements.

B.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income over the assets’ economic service lives. Unrealized gain from other types of intercompany transactions is reported as deferred credits classified as current or non-current liabilities.

C.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.

D.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in the stockholders’ equity.
Property, Plant and Equipment
A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized and depreciated accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus an additional year as the salvage value. Salvage values of fixed assets which are still in use after reaching their estimated economic service lives are depreciated over their new estimated remaining service lives. The service

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
lives of fixed assets are 3 to 25 years, except for buildings, which are 35 to 55 years.
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
Deferred Charges
The costs of computer software system purchased externally and tooling costs are recognized as deferred charges and amortized on the straight-line basis over the useful lives of 2 to 10 years. Convertible bond issuance costs are amortized over the period of the bonds.
Land Use Right
The rental cost for Siliconware Technology (Suzhou) Limited to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract periods of 50 to 70 years.
Bonds Payable
According to Interpretation letter ref. (95) 078, “Compound Financial Instrument with Multiple Embedded Derivatives Issue”, issued by R.O.C. Accounting Research and Development Foundation (ARDF), the Company’s accounting policies for its convertible bonds issued on or prior to December 31, 2005 are as follows:
A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of the redemption period.

B.	When a bondholder exercises his/her conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess to capital reserve; no gain or loss is recognized on bond conversion.

C.	The related issuance costs of convertible bonds are recorded as deferred charges and amortized over the period of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder fails to exercise his/her redemption right upon expiration. The balance of the compensation interest payable is amortized over the period from the date following the expiration date to the maturity date using the effective interest method. However, if the fair value of common stocks, which would have been converted on the expiration date of the redemption right, is higher than the redemption price, compensation interest should be reclassified from the liability to additional paid-in capital.

E.	The convertible bonds with redemption options are classified as current or non-current liabilities based on the date of redemption.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Pension Cost
Under a defined benefit plan, the net pension cost is computed based on the results of the actuarial report. The unrecognized net asset or net obligation at transition is amortized over 15 years on a straight-line basis. Under a defined contribution plan, the Company makes contributions to employees’ individual pension accounts during the employees’ service periods. These contributions are recorded as pension costs in the current period.
Income Tax
A.	The Company computes its income tax based on the income before tax. In accordance with ROC SFAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as deferred income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted ROC SFAS No. 12, “Accounting for Investment Tax Credits”, in determining the investment tax credits. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current period’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings in domestic consolidated entities be subject to an additional 10% corporate income tax, which is recognized as tax expense at the time when the stockholders resolve the distribution of retained earnings.

E.	Pursuant to the ROC Alternative Minimum Tax Act effective on January 1, 2006, the domestic consolidated entities are required to calculate Alternative Minimum Tax (AMT), a supplemental 10% tax on taxable income including most income that is exempted from regular income tax under various legislations, in addition to the regular tax. If the amount of alternative minimum tax is greater than that of the regular tax, the excess amount shall be reported as current tax expense.
Revenue Recognition
Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured.
Research and Development
Research and development costs are expensed as incurred.
Employee Stock Option Plan
According to Interpretation letter ref. (92) 072, “Accounting for Employee Stock Option Plans”, issued by the Accounting Research and Development Foundation, or “ARDF”, the Company adopts intrinsic value method for the recording of compensation expenses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Treasury Stock
A.	The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock and as a reduction of shareholders’ equity.

B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, determined by the weighted-average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve arising from treasury stock and the remainder, if any, is charged against retained earnings.

C.	Stock of the Company held by the subsidiaries is treated as treasury stock. Subsidiaries’ gain on disposal of the Company’s stock and the cash dividend income received from the Company are recorded as additional paid-in capital — treasury stock.
Earnings Per Share
A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the equivalent diluted shares had been issued at the beginning of the year and the related gain or loss incurred from the aforementioned conversion.

B.	The Company’s dilutive potential common shares are employee stock options and convertible bonds. In computing the dilutive effects of the employee stock options and convertible bonds, the Company applies the treasury stock method and if-converted method, respectively.
Impairment Loss of Non-financial Assets
A.	The Company recognizes impairment loss whenever an event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price or value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.

B.	An impairment loss recognized in prior years is reversed if the impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.
3.	Effects of Changes in Accounting Principle
A.	Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 35, “Accounting for Assets Impairment” in the Republic of China. As a result of the adoption of SFAS No. 35, total assets and shareholders’ equity decreased by NT$163,650 as of December 31, 2005 and net income decreased by NT$163,650 for the year ended December 31, 2005. As a result of recognition of impairment loss, basic earnings per share decreased by NT$0.07 (in dollars) for the year ended December 31, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	Effective January 1, 2005, the Company ceased to delay in recognizing investment income (loss) from certain equity-method investees in accordance with the amended Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment” in the Republic of China. The cumulative effect attributable to this change in accounting principle for the year ended December 31, 2005 was NT$650,508, which was based on the investees’ financial statements for the year ended December 31, 2004.

C.	Effective January 1, 2006, the Company adopted the amended SFAS No. 1, “Conceptual Framework for Financial Accounting and Preparation of Financial Statements”, SFAS No. 5, “Accounting for Long-term Equity Investment”, SFAS No. 7, “Consolidated Financial Statements”, SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” and SFAS No. 35, “Accounting for Assets Impairment”, which discontinued amortization of goodwill. This change of accounting principle had no effect on the financial statements.

D.	Effective January 1, 2006, the Company adopted the newly released SFAS No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments”. As a result, the Company’s total assets and total shareholders’ equity increased by NT$9,277,206 as of January 1, 2006 with no impact on net income and earnings per share for the year ended December 31, 2006.
4.	Cash

	December 31,
	2006	2007
	NT$	NT$

Cash on hand and petty cash	1,967	2,029
Savings accounts and checking accounts	900,744	1,659,703
Time deposits	13,828,777	20,962,926

	14,731,488	22,624,658

As of December 31, 2006 and 2007, the interest rates for time deposits ranged from 1.16% to 5.34% and from 1.56% to 4.90%, respectively.
5.	Accounts Receivable, Net

	December 31,
	2006	2007
	NT$	NT$

Accounts receivable	9,262,446	11,326,063
Less: Allowance for sales discounts	(55,475)	(35,943)
Allowance for doubtful accounts	(24,270)	(33,114)

	9,182,701	11,257,006

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
6.	Inventories

	December 31,
	2006	2007
	NT$	NT$

Raw materials and supplies	2,495,977	2,876,326
Work in process	305,710	414,088
Finished goods	84,910	236,954

	2,886,597	3,527,368
Less: Allowance for loss on obsolescence and decline in market value of inventories	(47,787)	(66,385)

	2,838,810	3,460,983

7.	Available-for-sale Financial Assets — Noncurrent

	December 31,
	2006	2007
	NT$	NT$

Cost of listed securities	3,118,283	3,992,468
Valuation adjustment	4,765,318	880,816

	7,883,601	4,873,284

8.	Financial Assets Carried at Cost — Noncurrent

	December 31,
	2006	2007
	NT$	NT$

Unlisted securities	824,942	719,055

There are no reliable quoted prices for unlisted securities, and therefore these investments are carried at cost.
9.	Long-term Investments Accounted for Under The Equity Method
A.	Details of long-term investments in stocks are summarized as follows:

	December 31,
	2006		2007
		Percentage of		Percentage of
Investee company	Amount	ownership	Amount	ownership
	NT$		NT$

Equity methods:
ChipMOS Technologies Inc.	4,998,596	28.76%	—	—
Double Win Enterprise Co., Ltd.	84,450	24.14%	84,450	24.14%

	5,083,046		84,450
Less : Accumulated impairment loss	(84,450)		(84,450)

	4,998,596		—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	Commencing from January 1, 2002, with the approval from ROC Securities and Futures Commission, or “SFB”, recognition of investment income (loss) had been delayed until the subsequent year. However, since January 1, 2005, the delay recognization of investment income is no longer allowed persuant to SFAS No. 5. The recognition of investment income (loss) for ChipMOS Technologies Inc. (“ChipMOS”) and Double Win Enterprise Co., Ltd. (“Double Win”), investees accounted for under the equity method, were delayed until the subsequent year before 2005. Therefore, the Company recognized investment income of NT$650,508 as cumulative effects of changes in accounting principles for the year ended December 31, 2005 based on ChipMOS’s and Double Win’s audited financial statements for the year ended December 31, 2004.

C.	At March 1, 2005, Universal Communication Technology Inc. (“Universal”) merged with Sigurd Microelectronics Corp. (“Sigurd”). Universal was dissolved as a result of this transaction and the Company obtained 6,595 thousand shares of Sigurd’s common shares. For the year ended December 31, 2005, the investment loss of NT$9,775 was recognized based on Universal’s unaudited financial statements for two months ended February 28, 2005.

D.	For the years ended December 31, 2005, 2006 and 2007, the Company recognized investment income of NT$485,503, NT$1,153,630 and NT$246,410, respectively, for all other investees accounted for under the equity method based on investees’ audited financial statements for the same periods.

E.	On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc. for US$191,147 and recognized gain on disposal of investment of NT$793,492. Also, the Company acquired common stock ownership in ChipMOS Technologies (Bermuda) Ltd., the parent company of ChipMOS Technologies Inc., through private stock offering for US$76,459 and reported the investment as available-for- sale financial assets — noncurrent.

F.	Due to the merger of Sigurd, one of the Company’s investees originally accounted for under the equity method, with the other company in 2006, the Company’s percentage of ownership has been reduced to below 20% and the Company is unable to exercise significant influence on Sigurd. The Company reclassified the investment in Sigurd as available-for-sale financial assets — noncurrent. As of December 31, 2007, the Company has disposed all of its holding common shares of Sigurd and recognized disposal gain of NT$208,184.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
10.	Property, Plant and Equipment

	December 31, 2006
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$

Land	2,940,997	—	2,940,997
Buildings	7,922,133	(2,139,091)	5,783,042
Machinery and equipment	45,294,231	(23,649,108)	21,645,123
Utility equipment	845,050	(413,059)	431,991
Furniture and fixtures	663,820	(363,940)	299,880
Other equipment	1,876,598	(972,722)	903,876
Construction in progress and prepayments for equipment	1,844,789	—	1,844,789

	61,387,618	(27,537,920)	33,849,698

	December 31, 2007
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$

Land	2,892,083	—	2,892,083
Buildings	9,594,035	(2,577,486)	7,016,549
Machinery and equipment	51,980,903	(27,322,744)	24,658,159
Utility equipment	1,023,203	(488,759)	534,444
Furniture and fixtures	819,737	(453,303)	366,434
Other equipment	2,087,567	(1,144,051)	943,516
Construction in progress and prepayments for equipment	2,211,180	—	2,211,180

	70,608,708	(31,986,343)	38,622,365

For the years ended December 31, 2005, 2006 and 2007, total interest expense amounted to NT$261,252, NT$131,404 and NT$94,754, respectively, of which NT$19,674, NT$961 and NT$4,460 was capitalized to property, plant and equipment. The interest rates used to calculate the capitalized interest were 1.22%, 6.156 % and 6.156% in the respective periods.
11.	Other Assets — Other

As of December 31, 2006, the cost of the land registered under an officer’s name was NT$108,087. The title of the land aforementioned was transferred to the Company on April 19, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
12.	Short-term Loans

	December 31,
Nature of loans	2006	2007
	NT$	NT$

Credit loans	427,206	529,323

Interest rates	4.86%~5.99%	5.99%~7.00%

13.	Other Payables

	December 31,
	2006	2007
	NT$	NT$

Payables for equipment	1,326,811	1,716,511
Other payables	502,318	916,881

	1,829,129	2,633,392

14.	Bonds Payable

	December 31,
	2006	2007
	NT$	NT$

Euro convertible bonds payable	2,724,455	—
Add: Compensation interest payable	2,377	—

	2,726,832	—

Less: Current portion of long-term bonds payable	(18,687)	—

	2,708,145	—

A.	On January 28, 2002, the Company issued five-year (from January 28, 2002 to January 28, 2007) zero coupon Euro Convertible bonds amounting to US$200,000 listed on the Luxembourg Stock Exchange. As of December 31, 2006, the principal amount of unconverted bonds aforementioned was US$500. As of December 31, 2007, all of the convertible bonds issued in 2002 have been converted into common stocks, redeemed, or retired after repurchased from the market.

B.	On February 5, 2004, the Company issued five-year (from February 5, 2004 to February 5, 2009) zero coupon Euro Convertible bonds amounting to US$200,000 listed on the Luxembourg Stock Exchange. As of December 31, 2006, the principal amount of unconverted bonds aforementioned was US$83,021. As of December 31, 2007, all of the convertible bonds issued in 2004 have been converted into common stocks or redeemed.

C.	According to Interpretation letter ref. (95) 078, “Compound Financial Instrument with Multiple Embedded Derivatives Issue”, issued by ARDF, the Company decides not to bifurcate the embedded derivatives from their host contacts issued on or prior to December 31, 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
15.	Long-term Loans

		December 31,
Nature of loans	Repayment period	2006	2007
		NT$	NT$

Commercial papers	Repayable in 4 semi-annual installments from November 2009	3,000,000	3,000,000
Secured loans	Repayable in August 2011	104,135	—

		3,104,135	3,000,000
Less: Discount on commercial paper		(11,526)	(4,129)

		3,092,609	2,995,871

Interest rates		2.093%~6.156%	2.093%

The loan agreements require, among other things, the maintenance of certain specific financial ratios and consent obtained from the majority banks on certain covenants.
16.	Pension Plan and Net Periodic Pension Cost
A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005 and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% (5% before July 2005) of the employees’ monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the custodian, which acquired the Central Trust of China on July 1, 2007. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units.

B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net pension periodic costs amounting to NT$101,629, NT$245,742 and NT$275,976 were recognized for the years ended December 31, 2005, 2006 and 2007, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to ROC Statement of Financial Accounting Standards No. 18:
(1)	Assumptions used in actuarial calculations for the years ended December 31, 2005, 2006 and 2007:

	For the years ended December 31,
	2005	2006	2007
Discount rate	3.00%	3.25%	2.75%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate of return on plan assets	3.00%	3.25%	3.00%

	December 31,
	2006	2007
	NT$	NT$

Vested benefit	(40,207)	(39,213)

Vested benefit obligation	(39,145)	(34,739)

Accumulated benefit obligation	(974,226)	(1,130,091)

(2)	Changes in benefit obligation for the years ended December 31, 2006 and 2007:

	For the years ended December 31,
	2006	2007
	NT$	NT$

Projected benefit obligation at the beginning of the year	(1,193,899)	(1,346,909)
Service cost	(37,095)	(36,639)
Interest cost	(38,802)	(43,775)
Loss on projected benefit obligation	(80,790)	(198,886)
Benefit paid	3,677	5,427

Projected benefit obligation at the end of the year	(1,346,909)	(1,620,782)

(3)	Changes in plan assets during the years ended to December 31, 2006 and 2007:

	For the years ended December 31,
	2006	2007
	NT$	NT$

Fair value of plan assets at the beginning of the year	905,531	981,249
Actual return on plan assets	23,270	28,022
Employer contributions	56,125	55,195
Benefits paid	(3,677)	(5,427)

Fair value of plan assets at the end of the year	981,249	1,059,039

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Funded status at December 31, 2006 and 2007:

	December 31,
	2006	2007
	NT$	NT$
Fair value of plan assets	981,249	1,059,039
Projected benefit obligation	(1,346,909)	(1,620,782)

Funded status	(365,660)	(561,743)
Unrecognized transition assets	(3,651)	(2,738)
Unrecognized net actuarial loss	339,675	531,042
Additional pension liability	—	(37,613)

Accured pension cost	(29,636)	(71,052)

(5)	Components of net periodic cost for the years ended December 31, 2005, 2006 and 2007:

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$
Service cost	85,852	37,095	36,639
Interest cost	32,987	38,802	43,775
Expected return on plan assets	(25,150)	(29,430)	(31,891)
Recognition of transition assets	(913)	(913)	(913)
Recognition of actuarial loss	6,160	7,408	11,388

Net periodic cost	98,936	52,962	58,998

D.	SUI has established a 401(K) pension plan covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from SUI to its employees’ individual pension accounts. The contribution in accordance with the Plan amounted NT$6,181, NT$7,312 and NT$8,188, respectively, for the years ended December 31, 2005, 2006 and 2007.

E.	Siliconware Technology ( Suzhou ) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations. The contributions are recorded as pension expense.
17.	Capital Stock
A.	As of December 31, 2007, the authorized capital of the Company was NT$36,000,000, represented by 3,600,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2007, issued common stock was NT$30,734,245.

B.	On June 13, 2007, the stockholders of the Company resolved to capitalize the unappropriated earnings of NT$586,726 and the employee bonus of NT$352,035 by issuing 93,876 thousand new shares. Registration for the capitalization has been completed.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The Company issued 1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 per ADS. As of December 31, 2007, the outstanding ADSs amounted to 123,803,014 units. Major terms and conditions of the ADSs are summarized as follows:
(1)	Voting Rights

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

(2)	Distribution of Dividends

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.
D.	The exercise price of the employee stock option was decided according to the closing price at the measurement date and is subject to adjustment for distribution of cash dividend or changes in capital stock in accordance with certain formula. The granted employee stock options will expire in five years and will be graded vested after two years of service in accordance with the employee stock option plan.
(1)	For the years ended December 31, 2005, 2006 and 2007, details of the employee stock option granted, exercised and canceled and exercise price of the employee stock option are as follows: (Numbers of options are presented in thousands)

		Weighted
	Number	average
	of options	exercise price
		NT$
Outstanding options at January 1, 2005	35,828	13.76
Granted	(9,257)	13.12
Forfeited/cancelled	(223)	15.10

Outstanding options at December 31, 2005	26,348	11.95
Exercised	(13,174)	11.23
Forfeited/cancelled	(543)	11.07

Outstanding options at December 31, 2006	12,631	9.25
Exercised	(11,080)	5.74
Forfeited/cancelled	(37)	5.78

Outstanding options at December 31, 2007	1,514	5.83

(2)	As of December 31, 2007, the details of the outstanding employee stock option were as follows: (Numbers of options are presented in thousands)

Options granted				Options vested
		Weighted average	Weighted		Weighted
	Number of	remaining contractual	average	Number of	average
Exercise price	options	life	exercise price	options	exercise price
NT$			NT$		NT$
5.7~6.2	1,514	0.19 Year	5.83	1,514	5.83

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
18.	Capital Reserve
A.	According to the Company Law of the ROC, the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the ROC, the capital reserve is allowed to be transferred to capital one year after the registration of capitalization is approved.
19.	Retained Earnings
A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:
(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.
B.	Among the total dividend distributed, at least 50% is distributed as cash dividend and the rest as stock dividend. The appropriation of the profit is subject to the resolution adopted by the Board and approval by the shareholders.

C.	Legal reserve can only be used to offset deficits or increase capital. The legal reserve can be used to increase capital when and only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the legal reserve.

D.	In accordance with the ROC Securities and Future Bureau (SFB) regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments, such as cumulative foreign currency translation adjustment and unrealized loss on available-for-sale financial assets. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on available-for-sale financial assets no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

E.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2007, the undistributed earnings derived on or after January 1, 1998 was NT$17,761,366.

F.	As of December 31, 2007, the balance of stockholders’ imputation tax credit account of the Company was NT$53,475. The rate of stockholders’ imputation tax credit to undistributed earnings accumulated in 1998

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
and thereafter was approximately 0.3%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the ROC tax law at the dividend allocation date. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in the current year is 7.62%.

G.	On June 13, 2005, the stockholders of the Company resolved to distribute stock dividends of NT$1,688,898 and cash dividends of NT$1,583,342, respectively. The total amount of dividends per share, including stock dividends of NT$0.8 (in dollars) per share and cash dividends of NT$0.75 (in dollars) per share, was NT$1.55 (in dollars).

H.	On June 12, 2006, the stockholders of the Company resolved to distribute stock dividends of NT$2,410,149 and cash dividends of NT$4,169,558, respectively. The total amount of dividends per share, including stock dividends of NT$0.96 (in dollars) per share and cash dividends of NT$1.66 (in dollars) per share, was NT$2.62 (in dollars).

I.	On June 13, 2007, the stockholders of the Company resolved to distribute stock dividends of NT$586,726 and cash dividends of NT$9,974,332, respectively. The total amount of dividends per share, including stock dividends of NT$0.20 (in dollars) per share and cash dividends of NT$3.35 (in dollars) per share, was NT$3.55 (in dollars).

J.	The Company’s earnings distribution of 2006 for employee bonuses and directors’ and supervisors’ remunerations were as follow:

The amount of the actual
earnings distributions
approved by shareholders in 2007
NT$
(a) The amount of the retained earnings distributed
1. Employees’ cash bonuses	$821,415

2. Employees’ stock bonuses
(i) Shares (in thousands of shares)	35,204

(ii) Amounts	$352,035

(iii)As a percentage of outstanding common shares	1.3%

3. Directors’ and supervisors’ remunerations	$821,415

(b) Informations regarding earnings per common share (in dollors)
1. Original earnings per common share (note 1)	$4.91

2. Adjusted earnings per common share (note 2)	$4.43

Note 1:	Not retroactively adjusted by the common shares issued on capitalization of earnings in 2007.

Note 2:	Adjusted earnings per share = (Net income — Employees’ bonus — Remunerations to directors and supervisors) / Weighted average oustanding common shares.
20.	Treasury Stock

As of December 31, 2007, Siliconware Investment Company Ltd., the subsidiary of the Company, holds 35,870 thousand shares of the Company’s stock, with book value of NT$22.14 (in dollars) per share. None of treasury stock held by the subsidiary was sold for the year ended December 31, 2007. The closing price of the Company’s stock was NT$58.3 (in dollars) per share on December 31, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
21.	Impairment of Assets

Effective January 1, 2005, the Company adopted ROC Statement of Financial Accounting Standards No. 35, “Accounting for Impairment of Assets”. For the years ended December 31, 2005, 2006, and 2007, the Company recognized asset impairment losses of NT$202,650, NT$27,013 and nil as follows:

	Impairment loss on long-term investment
	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$
Recognized in income statement	202,650	27,013	—

Recognized in shareholders’ equity	—	—	—

A.	Impairment loss of NT$79,200 recognized for the year ended December 31, 2005 for long-term investment in Universal, which was triggered by the merger with Sigurd and the investment’s carrying amount exceeded the recoverable amount.

B.	Impairment loss of NT$84,450 recognized for the year ended December 31, 2005 for long-term investment in Double Win. The management believed the impairment loss was triggered by the downturn of the overall market and industry where Double Win operated, as well as the fact that Double Win withdrew from public trading in 2005.

C.	For the year ended December 31, 2005, SPIL (B.V.I) Holding Limited, a subsidiary of the Company, recognized an impairment loss of NT$39,000 due to the write-off of goodwill derived from the merger with SUI.

D.	For the year ended December 31, 2006, Siliconware Investment Company Ltd. and SPIL (B.V.I) Holding Limited, subsidiaries of the Company, recognized a total amount of impairment loss of NT$27,013.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
22.	Income Tax

SPIL and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense is as follows:

	December 31,
	2005	2006	2007
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate (25%)	2,083,671	3,613,846	5,007,546
Tax exempt income and other permanent differences	(780,039)	(1,518,940)	(2,007,161)
Investment tax credits	(834,025)	(1,147,432)	(931,664)
Tax on interest income separately taxed	1,006	—	—
Changes in valuation allowance for deferred tax assets	(579,627)	(28,798)	25,673
Prior year’s under provision	112,570	29,898	11,191
Additonal 10% tax on undistributed earnings	11,961	—	33,556

Income tax expense	15,517	948,574	2,139,141
Adjustments:
Net change of deferred tax assets	272,156	(102,987)	(575,108)
(Increase) decrease in income tax payable	(112,570)	127,778	(9,725)
Tax on interest income separately taxed	(1,006)	—	—
Prepaid and withholding tax	(25,176)	(49,487)	(52,652)
Subsidiary’s tax (refund receivable) payable	(12,510)	6,899	—

Income tax payable	136,411	930,777	1,501,656

Income tax payable (refund receivable) carried over from prior year	16,605	16,605	(17,728)

A.	For the years ended December 31, 2005, 2006 and 2007, significant portion of the permanent differences are derived from the income tax exemption of capital gain resulted from the security transactions, long-term investment income accounted for under the equity method, and the revenue from assembly of certain integrated circuit products exempted from income tax.

B.	As of December 31, 2006 and 2007, deferred tax assets and liabilities were as follows:

	December 31,
	2006	2007
	NT$	NT$
Deferred tax assets, current	726,963	1,273,935
Deferred tax liabilities, current	—	—

	726,963	1,273,935
Valuation allowance for deferred tax assets	(141)	(5,161)

	726,822	1,268,774

Deferred tax assets, noncurrent	1,991,506	864,466
Deferred tax liabilities, noncurrent	(172,909)	(147,425)

	1,818,597	717,041
Valuation allowance for deferred tax assets	(174,343)	(189,828)

	1,644,254	527,213

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The details of deferred tax assets and liabilities as of December 31, 2006 and 2007 were as follows:

	December 31,
	2006		2007
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$

Current
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	56,715	14,179	80,413	20,103
Compensation interest from bonds payable	2,377	594	—	—
Unrealized loss on sales allowance	55,475	13,868	35,943	8,986
Unrealized foreign exchange (gain) loss	(7,370)	(1,842)	4,137	1,034
Allowance for doubtful accounts	23,904	5,976	—	—
Others	8,752	2,188	6,606	1,651
Loss carryforwards	—	—	20,643	5,161
Investment tax credits		692,000		1,237,000

		726,963		1,273,935
Allowance for deferred tax assets		(141)		(5,161)

		726,822		1,268,774

Noncurrent
Temporary difference
Unrealized loss on long-term investments	78,303	19,576	66,044	16,511
Depreciation expense	(639,742)	(159,936)	(589,700)	(147,425)
Unrealized foreign currency exchange gain arising from bonds payable	(51,892)	(12,973)	—	—
Unrealized loss on idle assets	259,203	64,801	296,798	74,199
Others	11,895	2,974	2,618	655
Loss carryforwards	120,850	30,212	95,338	23,834
Investment tax credits		1,873,943		749,267

		1,818,597		717,041
Allowance for deferred tax assets		(174,343)		(189,828)

		1,644,254		527,213

Valuation allowance for deferred tax assets relates primarily to allowance for investment tax credits.

D.	The Company’s income tax returns have been assessed and approved by the Tax Authority through 2005.

E.	The income tax returns of Siliconware Investment Company Ltd. have been assessed and approved by the Tax Authority through 2005.

F.	According to the Income Tax Law of the Peoples Republic of China for Enterprises with Foreign Investment and Foreign Enterprises , Siliconware Technology (Suzhou) Limited is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction, i.e., the tax rate of 7.5%, commencing from the first cumulative profit-making year net of loss carryforwards. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities of an application filed by the investor, be refunded 40% of the income tax already paid in

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
relation to the reinvested amount. Effective January 1, 2008, the Income Tax Law of the Peoples Republic of China has adopted the corporate income tax rate of 25% and required the commencement of two years’ exemption from income taxes followed by three years of a 50% tax reduction in 2008. In addition, the favorable tax treatment of 40% tax refund aforementioned was canceled effective 2008.
G.	As of December 31, 2007, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

	Deductible	Unused	Expiration
Nature of investment tax credit	amount	amount	Years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	2,596,511	1,238,852	2008 to 2011
Qualifying research and development expenditure	898,290	747,415	2008 to 2011

	3,494,801	1,986,267

H.	As of December 31, 2007, the unused loss carryforwards of Siliconware Investment Company Limited, under the “Statue for Upgrading Industries”, were as follows:

	Deductible	Expiration
Years of Loss Incurred	Amount	Years	Status
	NT$
2003	20,643	2008	Assessed amount
2006	95,338	2011	Filing amount

	115,981

I.	The Company has met the requirement of Statute for Upgrading Industries for its capitalization plans in 1999, 2000, and 2004 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from 2004 and 2006, respectively. The 5-year income tax exemption will expire in December 2008 and 2010, respectively.

Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued permission for the 5-year income tax exemption of the Company’s 2006 registered capitalization plan in 2007 and the certification for the completion of 5-year income tax exemption of 2005 capitalization plan in 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
23.	Earnings Per Share

	For the year ended December 31, 2005
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$ (in dollars)
Basic earnings per share
Income from continuing operations	7,608,911	7,593,394		2.93	2.92
Cumulative effects of changes in accounting principles	650,508	650,508		0.25	0.25

Net income	8,259,419	8,243,902	2,597,034	3.18	3.17

Dilutive effect of employee stock option	—	—	20,920
Dilutive effect of 2nd Euro convertible bonds	396,552	424,053	212,620
Dilutive effect of 3rd Euro convertible bonds	368,262	349,696	195,118

Diluted earnings per share	9,024,233	9,017,651	3,025,692	2.98	2.98

	For the year ended December 31, 2006
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$ (in dollars)
Basic earnings per share
Net income	14,277,643	13,329,069	2,803,404	5.09	4.75

Dilutive effect of employee stock option	—	—	13,055
Dilutive effect of 3rd Euro convertible bonds	22,562	33,421	174,143

Diluted earnings per share	14,300,205	13,362,490	2,990,602	4.78	4.47

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2007
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	NT$ (in dollars)
Basic earnings per share
Net income	19,628,492	17,489,351	3,016,887	6.51	5.80

Dilutive effect of employee stock option	—	—	3,535
Dilutive effect of 3rd Euro convertible bonds	51,606	51,365	18,942

Diluted earnings per share	19,680,098	17,540,716	3,039,364	6.48	5.77

The weighted average treasury stock held by SPIL and the subsidiary has been deducted in the calculation of weighted average outstanding common stock for the years ended December 31, 2005, 2006 and 2007. The basic and diluted earnings per share for the years ended December 31, 2005 and 2006 were retroactively adjusted for all subsequent stock dividends and employees’ stock bonus.
24.	Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2005
	Operating	Operating
	costs	expenses	Total
	NT$	NT$	NT$
Personnel costs
Payroll	4,097,484	1,145,219	5,242,703
Labor and health insurance	289,956	80,644	370,600
Pension expense	160,601	46,144	206,745
Others	493,121	72,690	565,811

	5,041,162	1,344,697	6,385,859

Depreciation	5,896,261	157,579	6,053,840

Amortization	342,091	141,039	483,130

	For the year ended December 31, 2006
	Operating	Operating
	costs	expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	5,280,258	1,337,313	6,617,571
Labor and health insurance	414,906	104,812	519,718
Pension expense	245,299	60,541	305,840
Other	597,393	102,805	700,198

	6,537,856	1,605,471	8,143,327

Depreciation	6,579,537	173,174	6,752,711

Amortization	358,635	167,361	525,996

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2007
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	5,776,433	1,361,554	7,137,987
Labor and health insurance	442,716	102,638	545,354
Pension expense	274,920	68,238	343,158
Other	603,523	133,000	736,523

	7,097,591	1,665,430	8,763,022

Depreciation	7,371,429	232,484	7,603,913

Amortization	419,864	135,209	555,073

25.	Related Party Transactions
1.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
Sigurd Microelectronics Corporation	The Company holds directorship (Note 1)
Phoenix Precision Technology Corporation	The Company holds directorship
ChipMOS Technologies Inc.	Investee company accounted for under the equity method (Note 2)
Hai-Feng Fundation	Same chairman of the board of the directors
Pei-Sheng Fundation	Same chairman of the board of the directors

* Note 1:	The Company resigned its position as a director on November 9, 2007. The named company ceased to be a related party of the Company.

Note 2:	The Company disposed all of its ownership on March 27, 2007. The named company ceased to be a related party of the Company.
2.	Significant Transactions with Related Parties:
(1)	Sales

	For the years ended December 31,
	2005		2006		2007
		% of		% of		% of
	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Sigurd Microelectronics Corporation	31,218	—	5,217	—	223,991	—

The sales prices and payment terms provided to related party were generally comparable to those provided to non-related parties. The average collection period is approximately three months from the date of sales.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(2)	Purchases

	For the years ended December 31,
	2005		2006		2007
		% of net		% of net		% of net
	Amount	purchase	Amount	purchase	Amount	purchase
	NT$		NT$		NT$
Phoenix Precision Technology Corporation	3,600,039	18	3,100,909	13	2,544,206	9
Others	—	—	83	—	—	—

	3,600,039	18	3,100,992	13	2,544,206	9

The purchase price provided by Phoenix Precision Technology Corporation was not comparable to those provided by non-related parties because of the different product specification. The average payment period is approximately three months from the date of purchase, which is comparable to those provided by non-related parties.

(3)	Accounts payable

	December 31,
	2006		2007
		% of		% of
		accounts		accounts
	Amount	payable	Amount	payable
	NT$		NT$
Phoenix Precision Technology Corporation	345,745	8	662,731	10

(4)	Other Expenses / Other Payables

	As of and for the years ended December 31,
	2005		2006		2007
	Other	Other	Other	Other	Other	Other
	expenses	payables	expenses	payables	expenses	payables
	NT$	NT$	NT$	NT$	NT$	NT$
Others	11,505	7,741	12,153	4,807	16,839	3,489

For the lease transaction, the leasing terms are generally comparable to those provided in an arm’s-length transaction. The average payment period is one month and no significant differences exist between the above leasing contract and others prevailing in the market.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Other Incomes / Other Receivables

	As of and for the years ended December 31,
	2005		2006		2007
	Other	Other	Other	Other	Other	Other
	incomes	receivables	incomes	receivables	incomes	receivables
	NT$	NT$	NT$	NT$	NT$	NT$
Others	2,021	79	12,614	11,288	136	—

For the lease transaction, the leasing terms are generally comparable to those provided in an arm’s-length transaction. The average collection period is one month and no significant differences exist between the above leasing contract and others prevailing in the market.

(6)	Property Transaction

	For the year ended December 31, 2007
				Loss on disposal of
	Name of the	Transaction		property, plant and
	property	amount	Book value	equipment
		NT$	NT$	NT$
Pei-Sheng Fundation	Land	132,391	159,740	(27,349)
	Buildings	49,336	54,610	(5,274)

		$181,727	$214,350	($32,623)

For the years ended December 31, 2005 and 2006: None.

(7)	Other Transaction

On March 27, 2007, the Company sold its common stock ownership of 42,696 thousand shares back to ChipMOS Technologies Inc. for NT$1,053,704 and recognized gain on disposal of investment in the amount of NT$132,910.
26.	Assets Pledged as Collaterals

As of December 31, 2006 and 2007 the following assets have been pledged as collaterals against certain obligations of the Company:

	December 31,
Assets	2006	2007	Subject of collateral
	NT$	NT$
Buildings	284,633	—	Long-term loans
Land use rights	38,465	—	Long-term loans
Time deposits (shown as other financial assets, current)	206,705	259,100	Guarantees for custom duties and value-added tax

	529,803	259,100

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
27.	Commitments and Contingencies
A.	As of December 31, 2007, the Company and its subsidiaries’ issued but unused letters of credit for imported machinery and equipment was approximate NT$175,027.

B.	For its future expansion, the Company and its subsidiaries entered into several contracts with a total payment of NT$1,790,307, of which a total amount of NT$280,409 has not been paid as of December 31, 2007.

C.	The Company entered into several contracts with five foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees based on the total number of certain products sold. Contracts are valid through January 2010, December 2010, January 2011, March 2012, and November 2014, respectively. One of the contracts is valid until all patents included in the contract expire and until both parties agree to terminate the contract.

D.	On March 1, 2006, the Company was informed of a lawsuit brought by Tessera in the United States District Court for the Northern District of California against it, its subsidiary Siliconware USA, Inc., and five other semiconductor companies and their subsidiaries. Tessera alleged that some of the Company’s packaging services have infringed patents owned by Tessera and breached a license agreement with Tessera. In May 2007, the parties stipulated to a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the lawsuit) conducted by the ITC. Pursuant to the stipulation, the court stayed the litigation.

Beginning in February 2007, the Company filed in the U.S. PTO requests for reexamination of five Tessera’s patents, four of which Tessera had asserted against the Company. The PTO has issued either office actions or action closing prosecution favorable for the Company in all of the reexaminations.

On September 12, 2007, the Company, along with Siliconware USA, Inc. and three other co-defendants (and their subsidiaries) in the lawsuit, moved for a temporary restraining order, or the TRO, and a preliminary injunction prohibiting Tessera from initiating any action before the ITC against the Company for infringement of patents subject to the license agreements. On November 1, 2007, the court barred Tessera from initiating an action against the Company, Siliconware USA, or the Company’s three co-defendants before the ITC or outside of California alleging infringement of patents subject to licenses with Tessera until Tessera demonstrates that the packages accused of infringement are not under licenses. On January 11, 2008, Tessera served a draft ITC complaint on the Company alleging infringement of Tessera’s ‘977, ‘326, and ‘419 patents. On February 19, 2008, the court ruled that Tessera had demonstrated that laminate substrate packages are not under the license between the Company and Tessera. Tessera has not formally served its ITC complaint on the Company.

Because litigation is inherently unpredictable, the Company is unable to predict the results or outcome of any dispute. Currently, the Company is unable to assess the potential liabilities arising out of Tessera’s claims due to the fact that information provided with regard to the infringement scope is insufficient.
28.	Significant Disaster Loss

None.

29.	Significant Subsequent Event

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
None.

30.	Other
A.	Fair Values of Financial Instruments:

	December 31,
	2006			2007
		Fair Value			Fair Value
			Estimated			Estimated
		Quotation in an	using a		Quotation in an	using a
	Book Value	active market	valuation	Book Value	active market	valuation
	NT$	NT$	NT$	NT$	NT$	NT$
Non-derivative financial instruments:
Financial assets
Financial assets with book value equal to fair value	24,643,663	—	24,643,663	34,696,848	—	34,696,848
Available-for-sale financial assets — non-current	7,883,601	7,883,601	—	4,873,284	4,873,284	—
Financial assets carried at cost — non-current	824,942	—	—	719,055	—	—

	33,352,206	7,883,601	24,643,663	40,289,187	4,873,284	34,696,848

Financial liabilities
Financial liabilities with book value equal to fair value	9,449,061	—	9,449,061	13,777,435	—	13,777,435
Bonds payable (including current portion)	2,726,832	4,122,897	—	—	—	—
Long-term loans	3,092,609	—	3,127,992	2,995,871	—	2,993,416

	15,268,502	4,122,897	12,577,053	16,773,306	—	16,770,851

Methods and assumptions used to estimate the fair values of financial instruments are as follows:
(1)	Financial assets and liabilities with book value equal to fair value are cash, notes receivable, accounts receivable, other financial assets — current, refundable deposits, short-term loans, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term debts, other current liabilities and other liabilities — others because of their short maturities.

(2)	Available-for-sale financial assets — non-current are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.

(3)	Financial assets carried at cost are recorded at costs due to the lack of quoted market prices derived from the active market and the reasonable measurement for the fair value.

(4)	The fair value of bonds payable and current portion of bonds payable is based on its quoted market price.

(5)	The fair value of long-term loans is estimated by the discounted future cash flows. The discount rate, 2.307%, is based on the interest rate of the similar long-term loan, which the Company would have acquired.
B.	Financial assets and liabilities with the risk of interest rate fluctuation:

As of December 31, 2006 and 2007, the Company’s financial assets with fair value risk of interest rate

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
fluctuation were NT$14,532,482 and NT$21,222,026, respectively. As of December 31, 2006, financial liabilities with fair value risk of interest rate fluctuation were NT$104,135. As of December 31, 2006 and 2007, the Company did not have financial assets and liabilities with cash flow risk of interest rate fluctuation.

C.	Financial assets and liabilities whose changes in fair value are not recognized in earnings:

The Company’s interest incomes from financial assets whose changes in fair value were not recognized in earnings were NT$396,461 and NT$368,610, respectively, for the years ended December 31, 2006 and 2007. The Company’s interest expenses from financial liabilities whose changes in fair value were not recognized in earnings were NT$130,443 and NT$90,294, respectively, for the years ended December 31, 2006 and 2007. Available-for-sale financial assets are measured at fair value at balance sheet date. For the years ended December 31, 2006 and 2007, balance of the adjustment to the shareholders’ equity due to changes in fair value were NT$4,765,318 and NT$2,085,514, respectively. Unrealized gain on available-for-sale financial assets reclassified from equity to current earnings was NT$1,519,146 for the year ended December 31, 2007.

D.	Financial risk control:

The Company has implemented appropriate risk management and control processes to identify, measure, and control the risks associated with the market, credit, liquidity and cash flows.

E.	Financial risk information:
1.	Financial Assets: investments in equity instruments

	December 31,
	2006	2007
	NT$	NT$
Available-for-sale financial assets	7,883,601	4,873,284
Financial assets carried at cost	824,942	719,055

	8,708,543	5,592,339

(1)	Market risk:

The Company’s investments in equity instruments are exposed to the market price risk. However, the Company performs risk management controls to minimize the potential loss to an acceptable level. The Company believes that the probability of significant market risk is low.

(2)	Credit risk:

The Company’s investments in available-for-sale financial assets are through creditable financial institutions. The expected credit exposure to such financial institutions is low. For equity investments carried at cost, the Company has evaluated counter parties’ credit condition each time when the Company entered into investment transaction. Thus the credit risk is low.

(3)	Liquidity risk:

The Company’s available-for-sale financial assets are traded in active markets, which can be sold at the prices not significantly different from their market value. The Company is exposed to a greater liquidity risk for equity instruments measured at cost due to the fact that no active market exists for these instruments.

(4)	Cash flow risk of interest rate:

The Company’s investments in equity financial assets are non-interest related, so the cash flows from equity instruments are independent of changes in market interest rate.

2.	Financial liabilities: debt instruments

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	December 31,
	2006	2007
	NT$	NT$
Short-term loans	427,206	529,323
Bonds payable	2,726,832	—
Long-term loans	3,092,609	2,995,871

	6,246,647	3,525,194

(1)	Market risk:

Debt instruments include zero-coupon convertible bonds embedded with call and put options, fixed interest rate bearing bond, short-term loans and long-term loans. The fair value changes of the Company’s US dollar denominated convertible bonds are affected by the stock price. However, the Company can minimize the market price risk by exercising the call option and reduce the foreign exchange rate exposure by maintaining equivalent amounts of assets denominated in US dollar. The Company’s long-term loans are not exposed to fair value risks because the borrowings have been issued at floating rates.

(2)	Credit risk:

Debt instruments issued by the Company do not have significant credit risk.

(3)	Liquidity risk:

The Company maintains sufficient working capital to meet its cash requirements. The Company believes that there is no significant liquidity risk.

(4)	Cash flow risk of interest rate:

The Company’s zero-coupon bonds, fixed interest rate bearing bonds, and fixed interest rate borrowings are not exposed to cash flow risk of interest rate. The Company’s long-term borrowings issued at floating rates may lead to changes of effective interest rate and fluctuation of future cash flow. However, the Company believes that the cash flow interest rate risk will not be significant.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
F.	Eliminated transactions between parent company and subsidiaries

	Name of the counter party and amount
	Siliconware	Siliconware
	Precision Industries	Investment	SPIL (B.V.I.)	Siliconware USA
Transactions	Co., Ltd.	Company Ltd.	Holding Limited	Inc.
	NT$	NT$	NT$	NT$

For the year ended December 31, 2005
Eliminate long-term investment and stockholders’ equity	(3,548,866)	1,754,547	1,794,319	—
Eliminate subsidiary’s long-term investment in parent company	794,184	(794,184)	—	—
Eliminate accrued expense and accounts receivable	63,003	—	—	(63,003)
Eliminate compensation expense and revenue	(417,418)	—	—	417,418

For the year ended December 31, 2006
Eliminate long-term investment and stockholders’equity	(5,321,470)	3,073,571	2,247,899	—
Eliminate subsidiary’s long-term investment in parent company	1,801,014	(1,801,014)	—	—
Eliminate prepaid comission and unearned revenue	(4,865)	—	—	4,865
Eliminate compensation expense and revenue	(478,608)	—	—	478,608

For the year ended December 31, 2007
Eliminate long-term investment and stockholders’equity	(6,197,628)	3,610,534	2,587,094	—
Eliminate subsidiary’s long-term investment in parent company	2,091,223	(2,091,223)	—	—
Eliminate accrued expense and accounts receivable	50,314	—	—	(50,314)
Eliminate compensation expense and revenue	(542,974)	—	—	542,974

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
31. Special Disclosure Items Required by ROC GAAP
     A. Significant Transaction Information
          (1) Loans to third parties attributed to financial activities:
               For the year ended December 31, 2007: None.
          (2) Endorsement and guarantee provided to third parties:
               For the year ended December 31, 2007: None.
          (3) The ending balance of securities are summarized as follows:
               As of December 31, 2007:

			The relationship		Number		Percentage	Market value
	Type of		of the issuers	General ledger	of shares		of	per share
Investor	securities	Name of securities	with the Company	accounts	(in thousands)	Book value	ownership	(in dollars)
						NT$		NT$

Siliconware Precision Industries Co., Ltd.	—	Siliconware Investment Company Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	(Note 1)	1,519,311	100.00%	—	(Note 4)

Siliconware Precision Industries Co., Ltd.	Stock	Double Win Enterprise Co., Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	6,760	—	24.14%	—

Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	77,800	2,587,094	100.00%	33.25	(Notes 2 and 4)

Siliconware Precision Industries Co., Ltd.	Stock	Phoenix Precision Technology Corporation	The Company holds directorship	Available-for-sale financial assets, non- current	110,398	3,035,950	16.12%	27.50

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies (Bermuda) Ltd.	—	Available-for-sale financial assets, non- current	12,175	1,682,776	14.52%	138.22	(Note 3)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 1:	The contributed capital was NT$1,770,000

Note 2:	The market value is not available. Therefore, the net equity per share as of December 31, 2007 was used.

Note 3:	The closing price of US$4.26 (in dollars) per share on December 31, 2007 was used. (Exchange rate US$1: NT$32.445)

Note 4:	Eliminated under consolidation.
          (4) Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:
               For the year ended December 31, 2007:

				The
			Name	relationship	Beginning balance		Addition		Disposal				Ending balance
			of	of the								Gain (loss)
		General	the	issuers	Number		Number		Number			from	Number
	Name of	ledger	counter	with the	of shares/unit		of shares/unit		of shares/unit			disposal	of shares/unit	Amount
Investor	the security	accounts	party	Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	Sale price	Book value	(Note 3)	(in thousands)	(Note 2)
						NT$		NT$		NT$	NT$	NT$		NT$

			ChipMOS Technologies (Bermuda) Ltd.	The parent company of investee accounted for under the equity method	254,863.00	4,998,596	—	—	212,167	5,236,150	4,342,752	660,582	—	—
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc. stock	Long-term investment accounted for under equity method	ChipMOS Technologies Inc.	Investee accounted for under the equity method	—	—	—	—	42,696	1,053,704	873,767	132,910	—	—

Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies (Bermuda) Ltd. stock	Available-for-sale financial assets, non-current	(Note 1)	—	—	—	12,175	2,523,529	—	—	—	—	12,175	1,682,776

Siliconware Precision Industries Co., Ltd.	King Yuan Electronics Co., Ltd. stock	Available-for-sale financial assets, current	Public market	—	85,698	2,330,977	7,772	—	93,470	2,044,443	910,270	1,134,173	—	—

Siliconware Precision Industries Co., Ltd.	Siguard Microelectronics Corp.	Available-for-sale financial assets, current	Public market	—	46,236	1,005,635	365	—	46,601	940,026	731,842	208,184	—	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 1: The Company subscribed the shares through private stock offering.
Note 2: The ending balance includes the unrealized gain on available-for-sale financial assets resulting from changes in fair market value.
Note 3: The amount does not include unrealized gain on disposal.
(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2007:

						Related party as counter party
							The
					Relation-	Original owner	relationship of			The bases or
					ship with	which sold the	the original	Date of the		reference used in	Purpose and
Name of the	Date of	Transaction	Status of		the	property to the	owner with the	original		deciding the	status of the
properties	transaction	amount	payment	Counter party	Company	counter party	Company	transaction	Amount	price	acquisition	Other commitment
		NT$	NT$						NT$
Land	August 2006	809,021	809,021	Jou Mu Textile Corporation, and etc.	—	—	—	—	—	As specified in contract	For operating use	—
Building	November 2006	432,000	388,800	Johnny Ko (c) & Leeming Mis	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
Building improvements	November 2006	223,800	201,420	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
Building	April 2007	178,000	124,600	Jun-Biau Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2007:

Loss on
						disposal of				The bases or
						property,			Purpose and	reference used
Name of the	Date of	Date of		Transaction	Status of	plant and		Relation-ship with the	status of the	in deciding the	Other
properties	transaction	acquisition	Book Value	amount	collection	equipment	Counter party	Company	disposal	price	commitment
			NT$	NT$		NT$

Land and building	January 2007	May 1998	214,350	181,727	Fully collected	32,623	Pei-Sheng Fundation	Common chairman of the board of the directors	Disposed	Valuation report	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2007:

Description of and reasons for
difference in transaction terms
							compared to non-related party		Notes or accounts receivable /
			Description of the transaction				transactions		payable
					Percentage					Percentage of
		Relationship			of net					notes or accounts
Purchase / sales	Name of	with the	Purchases		purchases	Credit	Unit	Credit		receivable /
company	the counter parties	counter parties	/ sales	Amount	/ sales	terms	price	terms	Amount	payable
				NT$			NT$		NT$
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation	The Company holds directorship	Purchase	2,544,206	9%	Three months	—	—	Accounts payable 662,731	11%
Siliconware Precision Industries Co., Ltd.	Siguard Microelectronics Corp.	The Company holds directorship	Sales	223,991	—	Three months	—	—	Accounts receivable 101,577 (Note 1)	1%
Note 1:	The Company resigned its position as a director on November 9, 2007. The named company ceased to be a related party of the Company. Therefore, only the sales incurred during the period from January 1, 2007 to November 9, 2007 and accounts receivable derived from the aforementioned sales but not collected by December 31, 2007 are disclosed.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2007:

Amount of
Name of the							receivables	Amount of
company for							collected after	allowance for
recording	Name of the	Relationship with	Balance of		Past-due receivables		the balance	doubtful
receivables	counter parties	the counter parties	receivables	Turnover rate	Amount	Status	sheet date	accounts
			NT$		NT$		NT$
Siliconware Precision Industries Co., Ltd.	Siguard Microelectronics Corp.	The Company holds directorship	101,577	5.14	41,924	In the dunning process	101,577	—
(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2007: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B. Related Information on Investee Companies
     (1) Basic information on investee companies:
          For the year ended December 31, 2007:

						The Company / majority
				Original investments		owned subsidiary owns			Current period
				Current	Prior
				period	period	Shares			Net income	Income (loss)
	Name of			ending	ending	( in	Ownership	Book	(loss) of	recognized by
Investor	Investee	Location	Main activities	balance	balance	thousands )	Percentage	value	investee	the Company	Note
				NT$	NT$			NT$	NT$	NT$
Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Hsin-Chu	Investment activities	1,770,000	1,770,000	(Note 7)	100.00%	1,519,311	345,594	227,618	(Notes 1, 2 and 8)
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	152,100	152,100	6,760	24.14%	—	—	—	(Note 1)
Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Science-based Industrial Park, Hsin-Chu	Testing and assembly of integrated circuits	—	2,332,768	—	—	—	—	246,410	(Notes 1 and 6)
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	2,620,869	2,620,869	77,800	100.00%	2,587,094	220,445	220,445	(Notes 1, 2 and 8)
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationship maintenance with companies headquartered in North America	40,556	40,556	1,250	100.00%	127,055	26,009	26,009	(Notes 3 and 8)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	2,274,395	1,625,495	70,100	100.00%	2,143,057	155,364	155,364	(Notes 3 and 8)
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Manufacturing and processing of modules, flash memory cards and related products; assembly and testing of integrated circuits	2,271,150	1,622,250	(Note 5)	100.00%	2,142,343	155,922	155,922	(Notes 4 and 8)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 1:	The Company’s investee accounted for under the equity method.

Note 2:	The Company’s 100% owned subsidiary.

Note 3:	An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a 100% owned subsidiary of the Company.

Note 4:	An investee accounted for under the equity method of SPIL (Cayman) Holding Limited, a 100% owned subsidiary of SPIL (B.V.I) Holding Limited.

Note 5:	The contributed capital was US$70,000.

Note 6:	The Company has disposed its ownership in 2007.

Note 7:	The contributed capital was NT$1,770,000

Note 8:	Eliminated under consolidation.
(2)	The ending balance of securities held by investee companies:

As of December 31, 2007:

			The relationship	General	Number of		Percentage	Market value
	Type of	Name of	of the issuers with	ledger	shares	Book value	of	per share
Investor	securities	securities	the Company	accounts	(in thousands)	(Note 2)	ownership	(in dollars)
						NT$		NT$
Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company	Available-for-sale financial assets (non- current)	35,870	2,091,223	1.17%	58.30	(Note 5)
Siliconware Investment Company Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets carried at cost	50,000	500,000	7.58%	—
Siliconware Investment Company Ltd.	Stock	Phoenix Precision Technology Corporation	The Company holds directorship	Available-for-sale financial assets (non- current)	5,620	154,558	0.82%	27.50
Siliconware Investment Company Ltd.	—	Mega Mission Limited Partnership	—	Financial assets carried at cost	(Note 4)	195,523	4.00%	—
Siliconware Investment Company Ltd.	—	Others (Note 1)	—	Financial assets carried at cost	—	23,532	—	—
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	1,250	127,055	100.00%	101.64	(Notes 2 and 5)
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	70,100	2,143,057	100.00%	30.57	(Notes 2 and 5)
SPIL (Cayman) Holding Limited	Stock	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	(Note 3)	2,142,343	100.00%	—	(Note 5)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 1:	Combined amount for individual security less than NT$100,000.

Note 2:	The market value is not available. Therefore, the net equity per share as of December 31, 2007 was used.

Note 3:	The contributed capital was US$70,000.

Note 4:	The contributed capital was US$6,000.

Note 5:	Eliminated under consolidation.
(3)	Securities for which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:
     For the year ended December 31, 2007:

				The
				relationship
			Name	of the	Beginning balance		Addition		Disposal				Ending balance
		General	of the	issuers	Number		Number		Number			Gain (loss)	Number
	Name of	ledger	counter	with the	of shares/unit	Amount	of shares/unit	Amount	of shares/unit			from	of shares/unit	Amount
Investor	the security	accounts	party	Company	(in thousands)	(Note 5)	(in thousands)	(Note 5)	(in thousands)	Sale price	Book value	disposal	(in thousands)	(Notes 4 and 5)
						NT$		NT$		NT$	NT$	NT$		NT$
Siliconware Precision Industries Co., Ltd.	ITE Tech. Inc.	Available for sale financial asset, noncurrent	—	—	1,204	44,582	—	—	1,204	106,712	9,295	97,417	—	—
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investments accounted for under the equity method	Cash capitalization	—	50,100	1,226,616	20,000	648,900	—	—	—	—	70,100	2,143,057
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investments accounted for under the equity method	Cash capitalization	—	(Note 1)	1,225,805	(Note 2)	648,900	—	—	—	—	(Note 3)	2,142,343

Note 1:	The contributed capital was US$50,000.

Note 2:	The contributed capital was US$20,000.

Note 3:	The contributed capital was US$70,000.

Note 4:	Ending balance amount included the investment income or loss recognized in current earnings.

Note 5:	The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:
     For the year ended December 31, 2007:

Related party as counter party
Original
							owner which	The
							sold the	relationship			The bases or
						Relation-ship	property to	of the original	Date of the		reference used	Purpose and
	Name of the	Date of	Transaction	Status of		with the	the counter	owner with	original		in deciding the	status of the	Other
Investor	properties	transaction	amount	payment	Counter party	Company	party	the Company	transaction	Amount	price	acquisition	commitment
			NT$	NT$						NT$

Siliconware Technology (Suzhou) Limited	Building	July 2006	135,363 (RMB 32,500)	129,477 (RMB 30,034)	Nantong Yingxiong Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Note:	Amounts in RMB are presented in thousands.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
     C. Information of investment in mainland China:
     (1) Information of investment in mainland China: (The amount in USD is presented in thousands.)

Ownership
Name of investee				Accumulated	Remitted or	Accumulated	held by
in mainland	Main activities		Investment	remittance as of	(collected)	remittance as of	the Company
China	of investee	Capital	method	January 1, 2007	this period	December 31, 2007	(Direct and indirect)
		NT$		NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Manufacturing and processing of module assembly, flash memory card and related products	2,271,150 (US$70,000) (Note 3)	(Note 1)	1,622,250 (US$50,000) (Note 3)	648,900 (US$20,000) (Note 3)	2,271,150 (US$70,000) (Note 3)	100%

Investment
income (loss)		The investment	Accumulated	The investment balance	The ceiling of investment
recognized by		income (loss)	remittance	approved by	in mainland China according to
the Company	Ending balance	remitted back as of	from Taiwan to	Investment Commissions,	Investment Commissions,
during the period	of investment	December 31, 2007	mainland China	Ministry of Economic Affairs	Ministry of Economic Affairs
NT$	NT$	NT$	NT$	NT$	NT$
155,922 (Notes 2 and 3)	2,142,343 (Note 3)	—	2,271,150 (US$70,000)	2,595,600 (US$80,000)	15,281,631

Note 1:	The Company set up a subsidiary in Cayman Island to invest in mainland China.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Note 2: The investment income(loss) was recorded based on the financial statements audited by the same auditors of the parent company

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

(2)	Material transactions occurred directly between the Company and its mainland China investee companies and material transactions occurred indirectly between the Company and its mainland China investee companies via enterprises in other areas: None.
D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.
(1)	For the year ended December 31, 2005:

				Transaction
	Company			General ledger		Transaction	Percentage of consolidated
No.	Name	Counterparty	Relationship	account	Amount	terms	revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	417,418	As specified in contract	1%
(2)	For the year ended December 31, 2006:

				Transaction
	Company			General ledger		Transaction	Percentage of consolidated
No.	Name	Counterparty	Relationship	account	Amount	terms	revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	478,608	As specified in contract	0.84%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(3)	For the year ended December 31, 2007:

				Transaction
	Company			General ledger		Transaction	Percentage of consolidated
No.	Name	Counterparty	Relationship	account	Amount	terms	revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	542,974	As specified in contract	0.63%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
32.	Segment Information
A.	Operation in Different Industries

The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits. Besides, the chief operating decision maker reviews the operating results of the entire consolidated company to make decisions for allocating resources and evaluating performance. The Company as a whole is treated as only one operating and reportable segment.

B.	Operations in Different Geographic Areas

The Company has no significant foreign operations.

C.	Sales

	For the years ended December 31,
Geographic areas	2005	2006	2007
	NT$	NT$	NT$
Taiwan	16,535,182	20,500,146	23,462,544
U.S.	19,925,903	28,278,609	33,039,895
Canada	4,423,182	5,766,647	4,801,804
Others	2,603,610	2,580,518	4,873,086

	43,487,877	57,125,920	66,177,329

Sales by geographic region are identified by the location where customers are headquartered.

D.	Major Customers

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year. No identity of segment for each major customer listed below is applicable due to the Company’s unclassified segment operation.

	For the years ended December 31,
	2005		2006		2007
		% of		% of		% of
Customers	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Customer A	4,125,562	10	4,540,738	8	6,993,244	11
Customer B	4,762,838	11	5,733,910	10	6,735,258	10

	8,888,400	21	10,274,648	18	13,728,502	21

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
33.	US GAAP Reconciliation

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

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:
     Reconciliation of consolidated net income:

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$

Net income as reported under ROC GAAP	8,243,902	13,329,069	17,489,351	539,295
US GAAP adjustments:
Compensated absences	(9,800)	(12,868)	(12,975)	(400)
Compensation	(1,234,862)	(1,909,445)	(3,634,483)	(112,072)
Employee stock option	—	(27,331)	(2,356)	(73)
Impairment on long — term investments	13,260	28,885	—	—
Embedded derivative	(2,422,617)	(2,986,828)	(1,181,410)	(36,430)
Defined benefit pension plan — net peroidic pension	—	—	7,160	221
Equity investments:
Timing difference	(657,851)	—	—	—
Net income variance between US GAAP and ROC GAAP	36,820	9,409	6,672	206
Gain on disposal of investments	—	—	402,781	12,421

Total US GAAP adjustments	(4,275,050)	(4,898,178)	(4,414,611)	(136,127)
Taxation effect	2,450	(17,529)	24,336	750

Net income under US GAAP	3,971,302	8,413,362	13,099,076	403,918

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$

Earnings per share under US GAAP (in dollars)
Basic	1.56	3.05	4.37	0.13

Diluted	1.55	3.04	4.36	0.13

Weighted average number of common stock outstanding (in thousands)
Basic	2,545,086	2,754,969	2,996,194	2,996,194
Effect of dilutive securites Employee stock option	20,471	15,137	6,189	6,189

Diluted	2,565,557	2,770,106	3,002,383	3,002,383

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
     Reconciliation of consolidated shareholders’ equity

	December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$

Total shareholders’ equity as reported under ROC GAAP	40,825,007	62,936,213	68,908,154	2,124,827
US GAAP adjustments:
Compensated absences	(30,100)	(42,968)	(55,943)	(1,725)
Compensation	(880,403)	(1,294,248)	(1,728,916)	(53,312)
Impairment on long-term investments	(199,309)	(170,424)	—	—
Embedded derivative	(2,415,440)	(1,185,762)	—	—
Available for sale marketable securities	9,177,049	—	—	—
Defined benefit pension plan	—	(209,558)	(316,665)	(9,765)
Equity investments:
Net income variance between US GAAP and ROC GAAP	125,160	185,989	—	—
Technology and know-how contributed to a joint venture investee	(210,417)	(210,417)	—	—
Sigurd merged Universal	116,662	—	—	—
Adjustment for the variances between net income and shareholders’ equity	—	(14,730)	—	—
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	150,278
Taxation effect	9,048	(8,481)	15,855	489

Shareholders’ equity under US GAAP	51,390,757	64,859,114	71,695,985	2,210,792

     Movements in shareholders’ equity in accordance with US GAAP:

	December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$

Balance at January 1, as reported	39,098,133	51,390,757	64,859,114	1,999,973
Net income under US GAAP	3,971,302	8,413,362	13,099,076	403,918
Employee stock bonus	542,114	882,991	2,257,602	69,615
Employee stock option — amortized compensation	—	27,331	2,356	73
Adjustment for investee companies’ capital reserve	(40,009)	67,945	(18,200)	(561)
Long-term investment write-off	(71)	—	—	—
Cumulative translation adjustment on long-term investment	90,947	25,187	107,202	3,306
Change in fair value of available for sale marketable securities	8,323,633	(4,576,257)	(3,819,090)	(117,764)
Employee stock option exercised	121,457	147,470	94,485	2,914
Conversion of Euro convertible bonds	764,061	8,471,206	2,736,620	84,385
Sigurd merged Universal	116,662	—	—	—
Cash Dividends	(1,583,342)	(4,169,558)	(9,974,332)	(307,565)
Adjustment for investee company’s unrecognized pension cost	(1,828)	41	1,787	55
Adjustment for investee company’s treasury stock variances	(34,544)	33,178	1,366	42
Cash dividends for treasury stock held by subsidiaries	(22,242)	53,391	117,976	3,638
ECB conversion — APIC	—	4,316,358	2,367,172	72,993
Defined benefit pension plan	—	(209,558)	(151,879)	(4,683)
Adjustment for the variances between net income and shareholders’ equity	—	(14,730)	14,730	454

Balance at December 31	51,390,757	64,859,114	71,695,985	2,210,792

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
The balance sheet accounts under US GAAP is as follows:

	December 31,
	2006	2007
	NT$	NT$	US$

Current Assets
Cash and cash equivalents	6,098,188	22,278,258	686,964
Short-term investments	8,633,300	346,400	10,681
Notes receivable, net	41,111	116,622	3,596
Accounts receivable, net	9,182,701	11,257,006	347,117
Inventories	2,838,810	3,460,983	106,722
Other current assets	2,127,710	2,589,233	79,841

	28,921,820	40,048,502	1,234,921

Long-term investments	13,497,558	5,592,339	172,443
Property, plant and equipment	33,635,348	38,622,365	1,190,946
Intangible assets	4,873,500	4,873,500	150,278
Other assets	2,841,933	1,699,761	52,413

Total Assets	83,770,159	90,836,467	2,801,001

Current liabilities	11,330,304	15,464,180	476,848
Long-term liabilities	6,978,404	2,995,871	92,380
Other liabilities	602,337	680,431	20,981

Total Liabilities	18,911,045	19,140,482	590,209
Total Stockholders’ Equity	64,859,114	71,695,985	2,210,792

Total Liabilities and Stockholders’ Equity	83,770,159	90,836,467	2,801,001

The significant accounting policies for the reconciliation from ROC GAAP to US GAAP is as follows:
(1)	Consolidation

Under ROC GAAP, Statement of Accounting Standards No. 7, “Consolidated Financial Statements” requires that an entity fully consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries are eliminated.

Under US GAAP, the FASB released Interpretation No. 46 (R), “Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51” in December 2003, which clarifies Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”. This interpretation requires existing unconsolidated variable interest entities (VIE) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In other words, the Company would be the primary beneficiary of such entity if it absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both. The Company performed analysis for VIEs and did not identify any variable interest entity pursuant to FIN No. 46 (R).

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

(3)	Stock-based Compensation

Employee Stock Option
A.	Before January 1, 2006, the Company elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123, “Accounting for Stock-Based Compensation,” (FAS 123) were used. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the stock-based compensation expense for the Company’s stock options based upon the fair-value as determined by Black-Scholes option-pricing model at the grant date for the year ended December 31, 2005, the Company’s net income and earnings per share would have been the pro-forma amount indicated as follows:

For the year ended
December 31, 2005
NT$
Net income	3,971,302
Less: Stock compensation expense	(64,825)

Pro forma	3,906,477

Basic earnings per share (in dollars)
As reported	1.56

Pro forma	1.53

Diluted earnings per share (in dollars)
As reported	1.55

Pro forma	1.52

B.	From January 1, 2006, the Company adopted FAS No. 123(R) (Revised 2004), “Share-Based Payment” which eliminated the alternative to use Opinion 25’s intrinsic value method and required the use of the fair value method with forfeitures estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of the Company’s stock options is subject to change due to the distribution of stock dividends. The Company was required to measure the effects of the modification and record incremental compensation cost if any. For the years ended December 31, 2006 and 2007, the Company recorded share-based compensation expense of NT$27,331 and NT$2,356 and will not continue to incur share-based compensation charges for the 2002 Employee Stock Option Plan.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	The following table summarizes the effects of employee stock option resulting from the application of SFAS No. 123(R):

For the years ended
December 31, 2006
NT$
Effects in net income from employee stock option	(27,331)
Net effect of employee stock option on basic earnings per share (in dollars)	(0.02)
Net effect of employee stock option on diluted earnings per share (in dollars)	(0.01)
D.	For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option. The expected term is based on our contractual term. We estimated dividend yield by historical experience. Besides, we used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to SFAS No. 123 (R), which required entities based in jurisdiction outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate. The fair value of the Company’s stock options used to compute the 2005, 2006, and 2007 compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Volatility	59.96% ~67.12%

Risk-free interest rate	1.70% ~3.04%

Expected holding period	3 ~ 5 years

Dividend yield	0%

Note 1: No options granted in 2006 and 2007.
Note 2: No additional compensation costs were recorded for the modification of employee stock option in 2006 and 2007.
E.	Additional information concerning our employee stock option is summarized as following:

	For the years ended December 31,
	2006	2007
	NT$	NT$
Total intrinsic value of the options exercised	413,106	563,999
Total fair value of options vested	113,174	87,942

	December 31,
	2006	2007
	NT$	NT$
Aggregate intrinsic value of exercisable options	88,584	79,459
Aggregate intrinsic value of outstanding options	529,857	79,459

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Compensation to Directors and Employees

Net income impact of	For the years ended December 31,
compensation adjustment	2005	2006	2007
	NT$	NT$	NT$	US$

US GAAP adjustment:
Remuneration to directors	149,324	120,798	157,404	4,854

Employee bonuses accrual	731,079	1,173,450	1,571,512	48,459
Adjustment to fair market value	354,459	615,197	1,905,567	58,759

Total employee bonuses	1,085,538	1,788,647	3,477,079	107,218

Total net income adjustment relating to compensation	1,234,862	1,909,445	3,634,483	112,072

Shareholders' equity	December 31,
impact of compensation adjustment	2005	2006	2007
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	149,324	120,798	157,404	4,854
Employee bonuses	731,079	1,173,450	1,571,512	48,459

Total shareholders’ equity adjustment relating to compensation	880,403	1,294,248	1,728,916	53,313

(i)	Remuneration to directors

The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings for the period in which shareholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered.

(ii)	Employee bonuses

Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are set at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves have been made in accordance with ROC regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Regardless of the form of the bonus, however, the shareholders are required by the Article of Incorporation to approve a 10% of distributable earnings as the employee bonus whenever there is a dividend distribution. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings, which is considered the minimum liability the Company has to pay. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to the Company’s net income and shareholders’ equity as shown in reconciliation tables set forth at the beginning of this note. This accounting treatment for employees is based on the guidance of the US SEC Staff Paper entitled “International Reporting and Disclosure Issues in the Division of Corporate Finance dated November 1, 2004”. The Board of Directors of the Company resolved to distribute employee bonuses of NT$731,079 from 2005 earnings in 2006 and NT$1,173,450 from 2006 earnings in 2007. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, the application of US GAAP to employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$5,305,136 and NT$7,210,702 for the years ended December 31, 2006 and 2007, respectively.
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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. Under ROC GAAP, if financial statements of an investee are not prepared in a sufficiently timely manner to enable the Company to apply the equity method currently and such equity interests are below certain materiality thresholds, the Company was permitted to delay the recognition of income (loss) until the subsequent year. However, effective January 1, 2005, the Company ceased to delay in recognizing investment income (loss) from certain equity-method investees in accordance with the amended Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment” in the Republic of China. Under US GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investees’ income or loss. The US GAAP adjustment is to adjust the timing difference by deducting the delayed income/loss recognized under ROC GAAP and adding the current year’s investment income/loss to arrive the net income under US GAAP. No timing difference occured for the year 2006 and thereafter.

(ii)	Net income (loss) variance between US GAAP and ROC GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP, resulting in differences in the carrying amount of the equity investment reported under ROC GAAP and US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include, but are not limited to, accounting for compensation, joint venture accounting, embedded derivatives, deferred tax, and compensated absences.

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

Under US GAAP, generally, an investor initially records its joint venture investment at cost (i.e. the amount of cash contributed or net book value of non-cash assets contributed) and a gain should not be recognized on receipt of an interest in a joint venture if some or all of the investors’ interest was received for the know-how contributed. Therefore, under US GAAP, the Company initially recorded its joint venture investment at the amount of cash contributed of NT$1.4 billion, and did not recognize the deemed value for the know-how contributed. In addition, the excess of the Company’s cost of investment of NT$1.4 billion over the Company’s proportionate share of fair value of ChipMOS’ identifiable net assets is being amortized over a period of 5 years under US GAAP. Effective January 1, 2002, Statement of Financial Accounting Standards (SFAS) No. 142 requires that we cease amortization for the difference between the cost of an investment accounted for under the equity method and the amount of underlying equity in net assets of the investee. The difference between the cost of the investment and the amount of underlying equity in net assets of ChipMOS was fully written off in 2002.

(iv)	Adjustment for the variances between net income and shareholders’ equity under US GAAP

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
(5)	Defined Benefit Pension Plan
(i)	Net periodic pension cost variance between US GAAP and ROC GAAP

The Company’s net periodic pension cost under US GAAP may differ from the one under ROC GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation of the difference between US GAAP and ROC GAAP is required before reaching US GAAP funding status.

(ii)	Adjustment for the US GAAP funding status

Under ROC GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
benefit obligation. Under US GAAP, additional pension liability or asset is accrued pursuant to SFAS No. 158 (effective December 15, 2006), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of other comprehensive income.
(6)	10% Tax on Undistributed Earnings and Tax Effect of US GAAP Adjustments

Under ROC GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of shareholders’ approval. Under US GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the shareholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between ROC GAAP and US GAAP. For the years ended December 31, 2005, 2006 and 2007, total amounts of tax benefit (expense) reconciled from ROC GAAP to US GAAP were NT$2,450, NT$ (17,529) and NT$24,336, of which nil, NT$(22,446) and NT$22,446 were adjusted for the undistributed earnings.

(7)	Earnings Per Share (EPS)

In calculating weighted average number of shares outstanding for EPS purposes under ROC GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2005, 2006, and 2007 were 18,765,500 shares, 26,779,433 shares, and 35,203,522 shares, respectively.

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

For the purpose of computing the dilutive effect of the employee stock option, the treasury-stock method is used. Treasury shares that could be repurchased with assumed proceeds from the exercise of employee stock options might not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under ROC GAAP, the assumed proceeds are the exercise price. Under US GAAP, the assumed proceeds is the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under US GAAP would be different from the one calculated under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(8)	Marketable Securities

Before the adoption of ROC FAS No. 34, effective January 1, 2006, marketable equity securities and long-term equity investments in which the Company owns less than 20% of the voting rights of a publicly listed investee company are carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks is determined by the average closing price during the last month of the accounting period. After the adoption of newly released statement, the Company is required to reclassify its equity investments into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity securities or financial assets carried at costs. Unrealized gains or losses on available-for-sale securities are reported through shareholders’ equity.

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

Under ROC GAAP, the fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corporation on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded.

Under US GAAP, in connection with acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415,439, respectively, based on independent appraisal report. Prior to the adoption of SFAS No. 142, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, the Company adopted SFAS No. 142 and ceased amortization of goodwill and performed the annual impairment analysis using a fair value approach. As of December 31, 2007, the net carrying amount of goodwill was NT$4,873,500 and no impairment of goodwill was identified during 2005 to 2007.

(10)	Stock Dividends

Under ROC GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment results, under US GAAP, in a reclassification from retained earnings to additional paid-in capital of NT$30,346,758

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
and NT$33,522,702 at December 31, 2006 and 2007, respectively. These adjustments have no effect on shareholders’ equity.
(11)	Impairment of Long-lived Assets and Equity Investments
(i)	Impairment of long-lived assets

Under both ROC GAAP and US GAAP, the Company is required to valuate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable.

Under ROC GAAP, ROC SFAS No. 35, “Accounting for Assets Impairment”, effective for fiscal years ended on and after December 31, 2005 and interim period within the fiscal year, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the asset’s carrying amount is recognized as a loss in earnings.

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

The Company performs periodical review for its long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are reported at the lower of carrying amount or fair value less cost to sell. The impairment losses on idle assets for the years ended December 31, 2005, 2006, and 2007 were NT$68,766, NT$27,672 and NT$48,528, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between ROC GAAP and US GAAP were made for the years ended December 31, 2005, 2006 and 2007.

(ii)	Impairment of equity investments

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

During 2005, the Company adopted ROC SFAS 35, “Accounting for Assets Impairment “, performed quarterly reviews for determining whether long-term investments accounted for under equity method had been impaired and recognized impairment loss for Double Win of NT$84,450, bringing the investment

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
balance down to nil. Therefore, the impairment loss of NT$13,260 of Double Win, which was recognized during 2002 under US GAAP, was reversed in 2005. Impairment loss on investment in Artest was recognized under ROC GAAP and decreased the carrying amount to nil. Therefore, the impairment loss of NT$28,885 was reversed in 2006.
(12)	Embedded Derivative — The Company’s Accounting as an Issuer

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

The Company issued zero-coupon convertible bonds on January 28, 2002 amounting to US$200,000 (the “2002 Bonds”). The 2002 Bonds are denominated in US dollars and allow the bondholders to redeem at 105.9185% of their par value on July 29, 2004. The premium put option and the conversion option are treated as a single-compound derivative instrument. Further, under US GAAP, the embedded feature with the combination of mutually exclusive choices, i.e., conversion of the debt to equity or redemption at a multiple of the 2002 Bonds par value, does not qualify for the Scope Exception. Additionally, our 2002 Bonds allow bondholders to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollar) or into the Company’s ADSs, which are traded on NASDAQ (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature determining the rate at which the bonds are to be converted into New Taiwan Dollar stock. As a result of the combination of the conversion option and the fixed foreign exchange rate, the 2002 Bonds are dual indexed and therefore not eligible for the Scope Exception. On February 5, 2004, the Company issued zero-coupon convertible bonds amounting to US$200,000 (the “2004 Bonds”). Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company’s New Taiwan Dollar shares or ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with FAS 133 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$431,962, NT$240,446, and NT$27,715 arising from the amortization of bond discount and loss on subsequent conversion and/or buyback of convertible bonds of NT$4,442, NT$945,956 and NT$1,131,897, respectively, for the years ended December 31, 2005, 2006 and 2007.

For the years ended December 31, 2005, 2006 and 2007, the net loss recognized from applying derivative accounting amounting to NT$2,422,617, NT$2,986,828 and NT$1,181,410, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(13)	Merger between Sigurd and Universal

Universal Communication Technology Inc. (Universal), an equity-method investee of the Company, was merged into Sigurd Microelectronics Corp. (Sigurd), another equity-method investee of the Company, on March 1, 2005. Under ROC GAAP, the Company recognized its change of proportional interest in Sigurd based on the fair value of Universal’s net assets at the acquisition date. However, under US GAAP, the Company recognized its change of proportional interest in Sigurd based on the fair value of Sigurd’s newly issued stocks at the acquisition date.

(14)	Disposal of ChipMOS Technologies Inc. with Subscription of ChipMOS Technologies (Bermuda) Ltd.

On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc., or “ChipMOS”, and acquired common stock ownership in ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda, the parent company of ChipMOS Technologies Inc., through private stock offering. Under ROC GAAP, the Company evaluated whether this exchange had commercial substance, which was the expectation of significant change of the future cash flows of the Company, and concluded that no such significant change would be expected. Therefore, the Company recognized gain on disposal of investment of NT$793,492 for the year ended December 31, 2007 and deferred the recognition of gain on disposal of NT$279,843 until the investment in ChipMOS Bermuda is disposed. However, under US GAAP, this transaction involved significant monetary consideration which was at least 25% of the fair value exchange was deemed to be a monetary exchange in accordance with EITF 01-02, “Interpretations of APB Opinion No. 29”. Also, the transfer of our ownership in ChipMOS with ChipMOS Bermuda for its equity interest was excluded from the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” pursuant to SFAS No.153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29". Therefore, the Company recorded the exchange in fair value and included deferred gain under the ROC GAAP in its U.S. GAAP earnings for the year ended December 31, 2007.
34. Additional Disclosure Required by US GAAP
(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wire bonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company provides its services on a global basis but mainly to customers in Taiwan of 35.5% and North America of 57.2% in 2007. The Company’s first two largest customers accounted for a total of 21%, 18% and 21 % of net sales in 2005, 2006 and 2007, respectively, and its five largest customers accounted for 42%, 40% and 41% of the Company’s total sales in 2005, 2006 and 2007, respectively.

In 2005, 2006 and 2007, significant portion of the Company’s net operating revenue was denominated in U.S. dollars. On the other hand, in 2005, 2006 and 2007, significant portion of the Company’s purchase were incurred in U.S. dollars and in Japanese Yen. The Company’s capital expenditures are generally

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
denominated in U.S. dollars and Japanese Yen. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, Japanese Yen and other currencies.
Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$3,392,955 and NT$4,441,005 as of December 31, 2006 and 2007, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.
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
(2)	Maturity of Long-term Liabilities

Aggregate maturities for the Company’s long-term loans as of December 31, 2007 are as follows:

Years ending December 31,	Amounts
	NT$	US$

2008	—	—
2009	750,000	23,127
2010	1,500,000	46,253
2011	750,000	23,127
2012	—	—

	3,000,000	92,507

(3)	Uncertainty in Income Taxes

Effective for fiscal years beginning after December 15, 2006, the FASB Interpretation No. (“FIN”) 48,” Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”, requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. This interpretation also prescribes measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted the two-step evaluation process required by this interpretation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As a result of the evaluation, the Company did not recognize any cumulative effect adjustment to the retained earnings at the beginning of the year 2007. As of December 31, 2007, there was no material uncertain tax position or unrecognized tax benefit identified by the Company.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Cash and Cash Flow Statements
A.	Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. In addition, payment for employees’ cash bonuses are classified as cash used in operating activities under US GAAP compared to which classified as cash used in financing activities under ROC GAAP. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$

Net cash provided by operating activities	13,214,617	20,250,012	23,601,166	727,757
Net cash used in investing activities	(6,263,357)	(20,393,997)	2,891,936	89,175
Net cash provided by financing activies	(5,435,285)	(6,039,930)	(10,335,263)	(318,695)
Effect on foreign exchange	36,065	7,712	22,231	686

Net increase in cash and cash equivalents	1,552,040	(6,176,203)	16,180,070	498,923
Cash and cash equivalents at beginning of the year	10,722,351	12,274,391	6,098,188	188,041

Cash and cash equivalents at the end of the year	12,274,391	6,098,188	22,278,258	686,964

B.	Non-cash financing activity:
(1)	Additional 26,934,272 shares and 166,354,273 shares of common stock were issued upon the conversion of the 2002 Euro convertible bonds with principal amounts of US$21,315 and US$128,360 in 2005 and 2006, respectively. No 2002 Euro convertible bonds were converted in 2007.

(2)	Additional 111,515,378 shares and 80,711,248 shares of common stock were issued upon the conversion of the 2004 Euro convertible bonds with principal amounts of US$116,979 and US$83,020 in 2006 and 2007, respectively. No 2004 Euro convertible bonds were converted in 2005.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 2005, 2006 and 2007 and accumulated other comprehensive income balances as of December 31, 2006 and 2007 are summarized as follows:

	For the years ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
Net income	8,243,902	13,329,069	17,489,351	539,295
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investment	90,947	25,187	107,202	3,306
Remuneration to directors and supervisors	(74,258)	(149,324)	(120,797)	(3,725)
Employees’ cash bonus	(175,927)	(463,284)	(821,415)	(25,329)
Adjustment for unrealized (loss) gain on available for sale financial	(737)	4,765,885	(3,604,489)	(111,147)
Adjustment for investee companies’ capital reserve	(40,009)	67,945	(18,200)	(561)
Adjustment for investee companies’ unrecognized pension cost	(1,828)	41	1,787	56
Net loss not recognized as pension cost	—	—	(37,613)	(1,160)

Comprehensive income	8,042,090	17,575,519	12,995,826	400,735

	As of December 31,
	2006	2007
	NT$	NT$	US$
Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investment	(24,919)	82,283	2,537
Remuneration to directors and supervisors	(280,735)	(401,532)	(12,381)
Employees’ cash bonus	(712,885)	(1,534,300)	(47,311)
Adjustment for change in equity investment holding ratio	15,063	15,063	464
Adjustment for unrealized loss on available for sale financial assets	4,765,148	1,160,659	35,790
Adjustment for investee companies’ capital reserve	17,691	(509)	(16)
Adjustment for investee companies’ unrecognized pension cost	(1,787)	—	—
Net loss not recognized as pension cost	—	(37,613)	(1,160)

Accumulated other comprehensive income	3,777,576	(715,949)	(22,077)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(6)	Employers’ Disclosure about Pension Benefit
(i)	As of December 31, 2006, the Company adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which impacted the Company’s balance sheet at December 31, 2006 as follows:

	Before application		After application
	of Statement 158	Adjustments	of Statement 158
	NT$	NT$	NT$
Deferred income tax assets, non-current	1,653,918	100,898	1,754,816
Total assets	83,669,261	100,898	83,770,159
Liability for pension benefits	29,636	310,456	340,092
Total liabilities	18,600,589	310,456	18,911,045
Accumulated other comprehensive income	3,777,576	(209,558)	3,568,018
Total stockholders’ equity	65,068,672	(209,558)	64,859,114
In accordance with SFAS No. 158, the Company’s 2005 accounting and related disclosures were not affected by the adoption of the new standard.

(ii)	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to SFAS No. 87 and SFAS No. 158:
(1)	Assumptions:

	For the years ended December 31,
	2006	2007
Discounted rate	3.25%	2.75%

Long-term rate of compensation increase	2.00%	2.00%

Expected rate of return on plan assets	3.25%	3.00%

In determining the discount rate, SFAS No. 87, “Employer’s Accounting for Pensions”, recommends some factors for consideration, including: (a) rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits; and (b) rates implicit in current prices of annuity contracts that could be used to effectively settle the pension obligation. Since Taiwan bond market does not have a deep market for corporate bonds, the yield rates of government bonds with duration years of 15 years or more are mainly used in determining the discount rate.

(2)	Change in Benefit Obligation:

	For the years ended December 31,
	2006	2007
	NT$	NT$
Benefit obligation at the beginning of the year	(1,193,899)	(1,321,342)
Service cost	(37,095)	(35,315)
Interest cost	(38,802)	(42,793)
Actuarial loss	(55,223)	(226,759)
Benefits paid	3,677	5,427

Projected benefit obligation at the end of the year	(1,321,342)	(1,620,782)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(3)	Change in Plan Assets:

	For the years ended December 31,
	2006	2007
	NT$	NT$
Fair value of plan assets at the beginning of the year	905,531	981,250
Actual return on plan assets	23,271	28,021
Employer contributions	56,125	55,195
Benefits paid	(3,677)	(5,427)

Fair value of plan assets at the end of the year	981,250	1,059,039

(4)	Funded Status:

	For the years ended December 31,
	2006	2007
	NT$	NT$
Projected benefit obligation	(1,321,342)	(1,620,782)
Fair value of plan assets	981,250	1,059,039

Funded status	(340,092)	(561,743)
Unrecognized transition assets	(3,651)	(2,738)
Unrecognized net loss	314,107	538,202

Accrued pension cost-before adjustment	(29,636)	(26,279)
Additional liability	(310,456)	(535,464)

Accrued pension cost-after adjustment	(340,092)	(561,743)

(5)	Net Pension Cost :

	December 31,
	2006	2007
	NT$	NT$
Service cost	37,095	35,315
Interest cost	38,802	42,793
Expected return on as sets	(29,430)	(32,636)
Amortization of unrecognized transition assets	(913)	(913)
Amortization of unrecognized net loss	7,408	7,279

Net periodic pension cost	52,962	51,838

(6)	Other Required Disclosure:

	December 31,
	2006	2007
	NT$	NT$
Accumulated benefit obligation	(902,779)	(1,130,091)
(iii)	Valuation and allocation of plan assets

The plan assets are all maintained in cash in the designed account at Bank of Taiwan (BOT). BOT holds cash contributions made by the Company and invests the contributions into its managed portfolio, which may contain, but not limited to, government loans, equities, bonds, foreign investment, short-term notes,

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
securitized products. The Company does not have authority on how to invest the money. The plan assets increase by the Company’s contributions, account interest earned and profit sharing of the portfolio of BOT pension assets and decrease by the payments made to the retired employees.

(iv)	Additional disclosures under FAS132 (R) regarding pension benefits are as follows:
A.	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2008	8,562	264
2009	8,205	253
2010	18,857	581
2011	19,092	589
2012	25,195	777
Year 2013 to 2017	221,615	6,834
B.	Contributions:

The Company expects to contribute NT$55,148 to its pension plan in 2008.
(7)	Inventory Provision

The Company evaluates its inventory based on the lower of cost or market value (LCM) and records inventory at market by allowance method, which an allowance account and a loss account are established for the inventory write-downs in the period in which the loss occurs. Balance of the allowance account is reversed and a gain on the recovery of loss on obsolescence and decline in market value of inventory is recognized only when the inventory is sold or disposed. The accounting treatment under ROC GAAP is identical to which under US GAAP.

(8)	Revenue Recognition Accounting Policy

The Company derives its revenues from the provision of independent assembly, testing services, and turnkey services and recognizes service revenues upon shipment or upon completion of various stages of turnkey services, based upon transaction terms and when collection is reasonable assured, which is essentially the same under US GAAP. If turnkey services are negotiated in one contract, the Company recognizes revenues based on the quoted prices when all of the revenue recognition criteria are met.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(9)	Sales Returns

The Company derives revenues only from providing independent testing and assembly services to semiconductor companies. As the Company does not engage in product sales, it does not account for sales returns.

(10)	Major Debt Covenants

The major covenants of the Company’s long-term loans are as follows:
a.	Current ratio should be larger than 100%.

b.	Liability to equity ratio should be lower than 100%.

c.	Interest coverage ratio should be larger than 400%.
(11)	Operating Leases

The Company entered into three lease contracts with Science Park Administration for the use of land of the facility located in Hsinchu, Taiwan. None of these three contracts have met any of the four criteria classified as capital leases and no noncancelable lease terms are included in the leases. Rental expenses recorded for the years ended December 31, 2005, 2006, and 2007 were NT$7,760, NT$9,055, and NT$10,300, respectively.

(12)	Valuation and Qualifying Accounts and Reserves

The information about our valuation and qualifying accounts and reserves are as follows:

	Balance at	Balance at end of
Description	beginning of period	period
	NT$	NT$
For the year ended 2005
Allowance for doubtful accounts	9,369	12,280
Allowance for sales discounts	92,638	67,180
Allowance for loss on obsolescence and decline in market value of inventory	45,449	50,693
Allowance for deferred tax assets, current	—	—
Allowance for deferred tax assets, non-current	882,914	303,287

For the year ended 2006
Allowance for doubtful accounts	12,280	24,270
Allowance for sales discounts	67,180	55,475
Allowance for loss on obsolescence and decline in market value of inventory	50,693	47,787
Allowance for deferred tax assets, current	—	141
Allowance for deferred tax assets, non-current	303,287	174,343

For the year ended 2007
Allowance for doubtful accounts	24,270	33,114
Allowance for sales discounts	55,475	35,943
Allowance for loss on obsolescence and decline in market value of inventory	47,787	66,385
Allowance for deferred tax assets, current	141	5,161
Allowance for deferred tax assets, non-current	174,343	189,828

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(13)	Recent Accounting Pronouncements

US GAAP
A.	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This statement will apply whenever another statement requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” to delay the effective date of SFAS No.157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis until the beginning of the first quarter of 2009. Currently, we are evaluating the impact of adopting SFAS No.157 on those assets and liabilities subject to the delay application in accordance with FSP FAS 157-2. After evaluating the impact of the adoption SFAS No.157, the Company does not expect a material impact on its consolidated financial statements.

B.	In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, which permits all entities to choose, on specified election dates, to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings on each subsequent reporting date. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. The adoption of SFAS 159 is expected not to have any significant impact on the Company’s financial results.

C.	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, which requires an acquirer to recognize the assets acquired, the liabilities assumed, any noncontrolling interest and contractual contingencies and contingent consideration in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred. This statement is effective for fiscal years beginning after December 15, 2008 and its effect will depend on the terms and timing of future acquisitions, if any.

D.	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that minority ownership interest be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement is effective for fiscal years beginning on or after December 15, 2008. Currently, the Company does not expect any significant impact on the adoption of SFAS No. 160 on its consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
ROC GAAP
A.	In March 2007, the ROC Accounting Research and Development Foundation issued Interpretation Letter Ref. (96) 052, “Accounting for Employees’ Bonuses and Directors’ Remunerations”, which requires all entities to estimate the amount of employees’ bonuses and directors’ remunerations and record that amount as compensation expense in the period when services are rendered. Retained earnings would be no longer charged for employees’ bonuses and directors’ remunerations. This interpretation is effective for fiscal years beginning on or after January 1, 2008. In the meantime, the Company believes that this change will decrease our net income for the years ended December 31, 2008 and thereafter.

B.	In August 2007, the ROC Accounting Research and Development Foundation issued SFAS No. 39,” Share-based Payment”, which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. That cost will be recognized over the requisite service period in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. It also requires an entity to initially measure the cost of employee services received in exchange for an award of liability instruments which value is based on the current fair value of its equity investments. The compensation expense recognized over the requisite service period is subject to change due to remeasurement of the fair value of that award subsequently at each reporting date through the settlement date. This statement is effective for fiscal years beginning on or after January 1, 2008. Currently, the Company believes there is no significant impact on its consolidated financial statements.

MOORE STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS

7 Fl., 53 Nanjing E. Rd., Sec.2,
Taipei 10464, Taiwan

The Board of Directors and Shareholders ChipMOS TECHNOLOGIES INC.	Tel: 886 2 25629889 Fax: 886 2 25815955 E-Mail: tpe@moorestephens.com.tw
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

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 12)	467,834	853,360	26,181
Commercial paper payable (Note 13)	149,413	—	—
Notes payable	3,927	—	—
Accounts payable	657,963	728,150	22,339
Payables to related parties (Note 19):
Accounts payable	2,214	4,295	132
Others	45,490	30,990	951
Payables to contractors and equipment suppliers	372,329	855,228	26,238
Accrued expenses and other current liabilities	884,930	1,402,613	43,031
Current portion of long-term liabilities (Notes 14)	2,300,916	2,335,284	71,645

Total Current Liabilities	4,885,016	6,209,920	190,517

LONG-TERM LIABILITIES
Long-term loans (Note 14)	4,433,851	10,202,068	312,995

Total Long-Term Liabilities	4,433,851	10,202,068	312,995

OTHER LIABILITIES
Deferred income tax — net (Notes 2 and 18)	148,951	298,223	9,149
Accrued pension cost (Notes 2 and 15)	81,658	47,572	1,460
Deferred credits(Note 19)	593,666	561,137	17,215
Guarantee deposits	1,454	5,833	179

Total Other Liabilities	825,729	912,765	28,003

Total Liabilities	10,144,596	17,324,753	531,515

Minority Interests	3,494,210	3,482,966	106,856

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
CONSOLIDATED INCOME STATEMENTS
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

(Forward)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Loss on sales of investments (Note 2)	6,561	33,024	—	—
Interest	257,144	223,389	258,770	7,939
Loss on appraisal of financial assets (Note 4)	52,274	—	—	—
Investments loss recognized by equity method — net (Notes 2 and 8)	29,160	126,802	—	—
Other investment loss	49,833	4,854	—	—
Impairment loss (Notes 2 and 8)	214,403	320,293	58,379	1,791
Financing cost	15,369	6,474	10,437	320
Loss on disposal of property, plant and equipment (Note 2)	21,447	24,231	521	16
Foreign exchange loss — net (Note 2)	141,496	—	—	—
Other	43,278	156,370	78,206	2,400

Total Non-Operating Expenses	830,965	895,437	406,313	12,466

INCOME BEFORE INCOME TAX AND	2,467,657	2,473,595	5,260,178	161,380
MINORITY INTERESTS
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 18)	132,599	(44,665)	(546,604)	(16,770)
INCOME FOR MINORITY INTERESTS	(305,151)	(320,894)	(575,304)	(17,650)
PRE-ACQUISITION EARNINGS	27,655	—	—	—

NET INCOME	2,322,760	2,108,036	4,138,270	126,960

EARNINGS PER SHARE
Based on weighted-average number of shares outstanding of 887,227 thousand shares in 2004 and 885,686 thousand shares in 2005 and 886,012 thousand shares in 2006	2.62	2.38	4.67	0.14

Based on weighted-average number of shares outstanding — retroactively adjusted	2.62	2.38	4.67	0.14

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

			CAPITAL SURPLUS (Notes 2 and 17)				RETAINED EARNINGS (Note 17)
	CAPITAL STOCK ISSUED
												UNREALIZED
												LOSS
								Unappropriated		CUMULATIVE		ON
			Additional		Long-			Earnings		TRANSLATION	TREASURY	FINANCIAL	TOTAL
	Shares		Paid-		term		Legal	(Accumulated		ADJUSTMENT	STOCK	INSTRUMENT	SHAREHOLDERS’
	(Thousand)	Amount	in Capital	Merger	investments	Total	Reserve	Deficits)	Total	(Note 2)	(Note 16)	(Note 2)	EQUITY
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2000	646,929	6,469,289	—	3,051	—	3,051	175,816	948,646	1,124,462	47	—		#REF!
Appropriation of 1999 earnings:
Legal reserve	—	—	—	—	—	—	94,597	(94,597)	—	—	—		—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(17,027)	(17,027)	—	—		(#REF! )
Bonus to employees-stock	8,513	85,137	—	—	—	—	—	(85,137)	(85,137)	—	—		—
Stock dividends-11.6%	75,044	750,437	—	—	—	—	—	(750,437)	(750,437)	—	—		—

Issuance of capital stock, August 10, 2000	100,000	1,000,000	2,500,000	—	—	2,500,000	—	—	—	—	—		#REF!

Net income in 2000	—	—	—	—	—	—	—	1,539,021	1,539,021	—	—		#REF!
Translation adjustments	—	—	—	—	—	—	—	—	—	(343)	—		(#REF! )
Gain on disposal of property, plant and equipment	—	—	—	3,081	—	3,081	—	(3,081)	(3,081)	—	—		—
Unrealized loss on long-term investments	—	—	—	—	—	—	—	—	—	—	—		(#REF! )

BALANCE, JANUARY 1, 2004	887,227	8,872,272	2,084,757	—	13,663	2,098,420	424,007	(788,093)	(364,086)	(619)	—	—	10,605,987
Net income in 2004	—	—	—	—	—	—	—	2,322,760	2,322,760	—	—	—	2,322,760
Adjustment of equity method for long-term investment	—	—	—	—	190,530	190,530	—	—	—	—	—	—	190,530
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	(3,015)	—	—	(3,015)
Unrealized loss on market value decline of long-term investments	—	—	—	—	—	—	—	—	—	—	—	(805)	(805)

BALANCE, DECEMBER 31, 2004	887,227	8,872,272	2,084,757	—	204,193	2,288,950	424,007	1,534,667	1,958,674	(3,634)	—	(805)	13,115,457
Appropriations of 2004 earnings:
- Appropriated as legal reserve	—	—	—	—	—	—	153,467	(153,467)	—	—	—	—	—
- Cash dividend	—	—	—	—	—	—	—	(532,336)	(532,336)	—	—	—	(532,336)
- Remuneration paid to directors and supervisors	—	—	—	—	—	—	—	(27,624)	(27,624)	—	—	—	(27,624)
- Employees bonus	—	—	—	—	—	—	—	(138,120)	(138,120)	—	—	—	(138,120)
Adjustment of equity method for long-term investment	—	—	—	—	(170,713)	(170,713)	—	130,330	130,330	—	—	—	(40,383)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	1,831	—	—	1,831
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	(115,402)	—	(115,402)
Outstanding shares owned by subsidiaries	—	—	—	—	—	—	—	—	—	—	(4,750)	—	(4,750)
Unrealized loss on financial instrument	—	—	—	—	—	—	—	—	—	—	—	(868)	(868)
Issuance of new stocks for merger	6,215	62,151	—	27,761	—	27,761	—	—	—	—	—	—	89,912
Net income in 2005	—	—	—	—	—	—	—	2,108,036	2,108,036	—	—	—	2,108,036

BALANCE, DECEMBER 31, 2005	893,442	8,934,423	2,084,757	27,761	33,480	2,145,998	577,474	2,921,486	3,498,960	(1,803)	(120,152)	(1,673)	14,455,753
Appropriations of 2005 earnings:
- Appropriated as legal reserve	—	—	—	—	—	—	223,837	(223,837)	—	—	—	—	—
- Cash dividend	—	—	—	—	—	—	—	(531,791)	(531,791)	—	—	—	(531,791)
- Remuneration paid to directors and supervisors	—	—	—	—	—	—	—	(40,290)	(40,290)	—	—	—	(40,290)
- Employees bonus	—	—	—	—	—	—	—	(201,453)	(201,453)	—	—	—	(201,453)
Adjustment of equity method for long-term investment	—	—	—	—	8,696	8,696	—	—	—	—	—	—	8,696
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	(359)	—	—	(359)
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	(3,191)	—	(3,191)
Unrealized loss on financial instrument	—	—	—	—	—	—	—	—	—	—	—	1,673	1,673
Net income in 2006	—	—	—	—	—	—	—	4,138,270	4,138,270	—	—	—	4,138,270

BALANCE, DECEMBER 31, 2006	893,442	8,934,423	2,084,757	27,761	42,176	2,154,694	801,311	6,062,385	6,863,696	(2,162)	(123,343)	—	17,827,308

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan and and U.S. Dollars)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,322,760	2,108,036	4,138,270	126,960
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	3,353,537	4,087,487	5,249,548	161,054
Amortization	104,150	132,702	96,930	2,974
Investment loss — net	78,993	131,656	—	—
Loss (gain) on appraisal of financial assets	52,274	(85,958)	(41,427)	(1,271)
Loss (gain) on sales of investments	6,561	—	(1,032)	(32)
Gain on disposal of property, plant and equipment — net	(60,997)	(5,986)	(5,719)	(175)
Deferred income tax — net	(174,527)	(45,826)	254,137	7,797
Accrued pension cost	22,619	(21,016)	(34,086)	(1,046)
Deferred credits	534,412	(32,530)	(28,742)	(882)
Impairment losses	214,403	320,293	58,379	1,791
Changes in operating assets and liabilities:
Decrease (increase) in financial assts at fair value through profit and loss	(1,976,291)	2,740,805	(1,698,705)	(52,116)
Notes receivable and accounts receivable	(420,188)	(550,001)	(1,063,811)	(32,637)
Other receivables	1,630,417	28,898	128,397	3,939
Inventories	(55,812)	66,753	(348,096)	(10,679)
Prepaid expenses and other current assets	286,919	61,899	(34,574)	(1,061)
Notes payable and accounts payable	(12,914)	71,601	68,341	2,097
Other payables	(611,407)	(15,541)	(14,500)	(445)
Income tax payable	—	87,643	206,192	6,326
Accrued expenses and other current liabilities	222,988	(136,728)	311,491	9,556
Minority interest	139,575	181,769	(30,092)	(923)

Net Cash Provided by Operating Activities	5,657,472	9,125,956	7,210,901	221,227

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash and cash equivalents	146,632	21,299	44,164	1,355
Proceeds from sales of:
Property, plant and equipment	382,177	201,369	216,200	6,633
Funds and long-term investments	869,421	—	10,032	308
Acquisitions of:
Funds and Long-term investments	(140,788)	(116,400)	(20,741)	(636)
Property, plant and equipment	(7,568,722)	(6,620,676)	(13,862,110)	(425,283)
Intangible assets	(89,795)	(125,117)	(115,072)	(3,530)
Employee dormitory building	(475)	(3,304)	(14,676)	(450)
Decrease (increase) in refundable deposits	52,160	(1,573)	(11,683)	(359)
Decrease in other financial assets	339,700	—	—	—
Cash inflow from acquisition of subsidiary (Note 22)	94,337	7,261	—	—
Cash inflow from disposal of subsidiary (Note 22)	—	48,035	—	—

Net Cash Used in Investing Activities	(5,915,353)	(6,589,106)	(13,753,886)	(421,962)

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
As of December 31, 2006, ChipMOS Taiwan held 0 thousand (2005: 2,069 thousand) shares of common stock of MVI and 4,201 thousand (2005 : 701 thousand) shares of common stock of ProMOS.
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

The equity in net income or loss of investee companies which is based on audited financial statements for the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31
	2004	2005
	NT$	NT$
	(In Thousands)
ChipMOS Japan	704	—
ChipMOS USA	4,584	—

	Year Ended December 31
	2004	2005
	NT$	NT$
	(In Thousands)
AMCT	(24,953)	—
Hua Shen	(84)	—
Chantek International	(9,411)	—
Ultima Technology	—	(126,802)

	(29,160)	(126,802)

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
The difference between the costs of the investment and ChipMOS Taiwan’s proportionate share in the net assets of the investees at the date of acquisition is no longer amortized since January 1,2006.
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
13. COMMERCIAL PAPER PAYABLE

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Commercial paper	150,000	—	—
Discount on par value	(587)	—	—

	149,413	—	—

The commercial paper’s actual interest rate is 1.55%-1.622% in 2005 and it expires in February 2006.

14. LONG-TERM LOANS

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate (3.4% as of December 31, 2005 and 2006 respectively)	150,000	30,000	920
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate (4.69% as of December 31, 2005 and 2006, respectively)	500,000	375,000	11,505
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate ( 3.645% as of December 31, 2005)	134,000	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.72% and 5.03% as of December 31, 2005 and 2006, respectively)	1,142,840	571,400	17,530
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.845% and 5.155% as of December 31, 2005 and 2006, respectively)	285,710	142,850	4,383
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.97% and 4.24% as of December 31, 2005 and 2006 respectively)	1,277,308	709,615	21,770
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest rate at floating rate (3.72% and 3.99% as of December 31, 2005 and 2006 respectively)	1,000,000	875,000	26,845
(Forward)

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

(Followed)
Research and development subsidy loan, collateralized by time deposits in amounts of NT25,000 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	6,181	—	—
Research and development subsidy loan, repayable quarterly from January 2006 to April 2010, interest at fixed rate (1% as of December 31, 2005 and 2006)	29,120	22,649	695
Syndicated bank loans collateralized by equipment, repayable on September 2009, interest at floating rate (3.195% and 3.505% as of December 31, 2005 and 2006 respectively)	500,000	500,000	15,340
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.89% and 4.25% as of December 31, 2005 and 2006 respectively)	103,000	39,000	1,197
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.9% and 3.14% as of December 31, 2005 and 2006 respectively)	262,505	175,005	5,369
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate. (3.2% and 3.08% as of December 31, 2005 and 2006 respectively)	440,000	352,000	10,799
Bank loans collateralized by property, repaid at January 2006, interest at floating rate, (2.5% as of December 31, 2005)	130,000	—	—
Syndicated bank loans collateralized by equipment, repayable quarterly April 2005 to January 2011, interest at floating rate (3.08% and 3.45% as of December 31, 2005 and 2006 respectively)	539,131	431,305	13,232
Syndicated bank loans collateralized by equipment, repayable quarterly December 2003 to September 2008, interest at floating rate (3.08% and 3.45% as of December 31, 2005 and 2006 respectively)	234,972	149,528	4,587
(Forward)

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)

(Followed)
Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2011, interest at floating rate (3.14% as of December 31, 2006)	—	6,000,000	184,077
Bank loans, repayable on April 2008, interest at floating rate (3.655% as of December 31, 2006)	—	500,000	15,340
Syndicated bank loans collateralized by equipment, repayable quarterly from July 2006 to April 2008, interest at fixed rate (3.2% as of December 31, 2006)	—	150,000	4,602
Bank loans, repayable quarterly from September 2007 to June 2009, interest at floating rate (3.24% as of December 31, 2006)	—	200,000	6,136
Bank loans, repayable on April 2009 interest at fixed rate (2.89% as of December 31, 2006)	—	200,000	6,136
Bank loans, repayable quarterly from December 2007 to December 2009, interest at floating rate (3.01% as of December 31, 2006)	—	400,000	12,272
Syndicated bank loans collateralized by equipment, repayable semi-annually from June 2009 to December 2013, interest at floating rate (3.09% as of December 31, 2006)	—	450,000	13,806
Syndicated bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.75% as of December 31, 2006)	—	264,000	8,099

	6,734,767	12,537,352	384,640
Less: current portion	(2,300,916)	(2,335,284)	(71,645)

	4,433,851	10,202,068	312,995

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
Certain fixed assets with an aggregate net book value of NT$14,744,473 thousand and time deposits in an aggregate amount of NT$29,633 thousand were mortgaged as collateral for the long—term and short—term loans.

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
21. SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2006
a.	As of December 31, 2006, ChipMOS Taiwan leases parcels of land from the Hsinchu and Tainan Science Based Industrial Park (SBIP) under several agreements expiring on various dates from 2002 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

	Amount
Year	NT$	US$
	(In Thousands)

2007	17,362	532
2008	17,362	532
2009	17,362	532
2010	17,362	532
Thereafter	121,536	3,731

Total minimum lease payments	190,984	5,859

b.	As of December 31, 2006, ChipMOS Taiwan leases a parcel of machinery under an agreement expiring on 2009.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

	Amount
Year	NT$	US$
	(In Thousands)
2007	44,376	1,361
2008	44,376	1,361
2009	33,282	1,022

Total minimum lease payments	122,034	3,744

c.	Pursuant to the semiconductor packaging technology license agreement (see Note 19), ChipMOS Taiwan is obligated to make future payments of license fee amounted to US$18,250 thousand to ChipMOS Bermuda as of December 31, 2006.

d.	The Company has unused letters of credit aggregating approximately USD$17,690 thousand, JPY 1,553,265 thousand, EUR$182 thousand, and GBP$16 thousand as of December 31, 2006.

e.	In 2003, tax authorities have assessed and increase the 2000 income taxes of ChipMOS Taiwan by NT$30,526 thousand. ChipMOS Taiwan has filed an appealing for the assessment. In 2006, the 2000 income tax was increased by NT$1,786 thousand based on a ruling given by the Court.

f.	As of December 31, 2006, ChipMOS Taiwan had capital commitments in relation to purchase of machinery in the amount of US$7,000 thousand (2005: US$110,000 thousand).

g.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set in the agreement. In February 2006, ChipMOS Taiwan and ChipMOS USA have received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. According to Company’s counsel, fact discovery has been ongoing and is scheduled to close on March 31, 2007, although it may be extended beyond that date by order of the Court. Therefore, expert discovery will be continued and the trial date could be moved to April 2008. The Company’s counsel has not formed an opinion as to the outcome of the case.

h.	On October 16, 2006, Freescale Semiconductor, Inc. (“Freescale”) unilaterally terminated an “Immunity Agreement”, (the “Agreement”) ChipMOS Taiwan and Freescale, formerly part of Motorola, Inc. (“Motorola”), entered into in 1999 for ChipMOS Taiwan’s alleged breach of the Agreement. Under the Agreement, ChipMOS Taiwan promised to pay royalties and licensee fees to Motorola for using certain patents owned by Motorola. Freescale replaced Motorola as a party to the Agreement, after Freescale was spun off from Motorola. Freescale has alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any patents in the Agreement, or, if covered, those patents are invalid. As such, ChipMOS Taiwan argues Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to make royalty payments for products it believes are covered by the Agreement. Any payments returned by Freescale have been deposited in a separate escrow account. If Freescale initiates a lawsuit, ChipMOS Taiwan expect to vigorously defend itself. The Company’s counsel has not formed any opinion as to the outcome of the case.

22. NOTES TO THE CASH FLOW STATEMENT
     a. Acquisition of subsidiaries

	December 31,
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Net assets acquired:
Cash and bank balances	7,261	—	—
Current assets	27,519	—	—
Property, plant and equipment	9,197	—	—
Other assets	1,415	—	—
Current liabilities	(20,925)	—	—
Other liabilities	(16)	—	—

	24,451	—	—
Goodwill on acquisition	—	—	—

	24,451	—	—

Satisfied by:
Cash	—	—	—
Reclassification to interest in subsidiary	24,451	—	—

	24,451	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiary is as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(In Thousands)

Cash and bank balances acquired	7,261	—	—
Less: cash consideration	—	—	—

	7,261	—	—

     b. Disposal of a subsidiary

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Net assets disposed:
Cash and bank balances	—	35,909	—	—
Accounts receivable	—	6,708	—	—
Inventories	—	38	—	—
Prepayment and other assets	—	619	—	—
Property, plant and equipment	—	32,969	—	—
Intangible assets	—	1,954	—	—
Bank loans	—	(17,791)	—	—
Accrued and other liabilities	—	(3,799)	—	—
Long—term loans	—	(5,290)	—	—
Minority interest	—	(30,303)	—	—

	—	21,014	—	—
Goodwill	—	66,786	—	—
Loss on disposal of a subsidiary	—	(3,856)	—	—

	—	83,944	—	—

Cash consideration	—	83,944	—	—

     An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash consideration	—	83,944	—	—
Less: cash and bank balances disposed	—	(35,909)	—	—

	—	48,035	—	—

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

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Net income

Net income based on ROC GAAP	2,322,760	2,108,036	4,138,270	126,960

Adjustments:
Amortization of start-up costs	9,916	2,305	2,237	68
Depreciation of fixed assets and employee dormitory building	(14,444)	(14,957)	(22,200)	(681)
Transfer of building and facilities from MVI	1,299	1,075	741	23
Financial assets at fair value through profit and loss	10,567	(3,956)	(3,035)	(93)
Depreciation of interest capitalization	(19,793)	(19,793)	(19,793)	(607)
Long-term investment under equity methold	(3,358)	(34,105)	17,001	522
Employee bonus and director remuneration	—	(460,044)	(537,463)	(16,489)
Effect of U.S. GAAP adjustment on minority interest	—	48,767	49,749	1,526
Effect of U.S. GAAP adjustment on income taxes	5,755	4,327	9,753	299

Net decrease in net income	(10,058)	(476,381)	(503,010)	(15,432)

Net income based on U.S. GAAP	2,312,702	1,631,655	3,635,260	111,528

Earnings per share	2.61	1.84	4.10	0.13

Number of weighted average shares outstanding under U.S. GAAP	887,227	885,686	886,012	886,012

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	14,455,753	17,827,308	546,934

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(23,010)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	23,010
Start-up costs
Original cost	(61,107)	(60,151)	(1,846)
Accumulated depreciation of start-up costs	53,400	54,668	1,677
Net effect on inventories	(53)	(40)	(1)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(100,710)	(122,959)	(3,772)
Net effects on inventories	322	371	11
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,313)
Depreciation and gain on disposal of building and facilities from MVI	169,155	169,883	5,212
Net effects on inventories	(26)	(13)	—
Financial assets at fair value through profit and loss	3,035	—	—
Pension expenses	(1,898)	(65,293)	(2,003)
Interest capitalization	118,757	118,757	3,643
Depreciation of interest capitalization	(51,769)	(71,562)	(2,195)
Long-term investment under equity method	(25,470)	(8,469)	(260)
Employee bonus and director remuneration	(294,300)	(523,387)	(16,057)
Effect of U.S.GAAP adjustment on minority interest	48,767	49,749	1,526
Effect of U.S. GAAP adjustment on income taxes	7,785	17,538	538

Net decrease in shareholders’ equity	(307,286)	(614,082)	(18,840)

Shareholders’ equity based on U.S. GAAP	14,148,467	17,213,226	528,094

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
	(In Thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	10,593,316	13,093,797	14,148,467	434,069
Reversal of unrealized loss (gain) on available-for-sale securities	5,618	805	1,673	51
Cash dividend	—	(532,336)	(531,791)	(16,315)
Purchase of treasury stock	—	(115,402)	(3,191)	(98)
Outstanding shares owned by subsidiaries	—	(4,750)	—	—
Issuance of new stock for merger	—	89,912	—	—
Unrealized loss on available-for-sale securities	(805)	(1,673)	—	—
Cumulative translation adjustments	(7,564)	6,380	(359)	(11)
Adjustment for long-term investments	190,530	(19,921)	26,562	815
Unrecognized pension cost	—	—	(63,395)	(1,945)
Net income for the year	2,312,702	1,631,655	3,635,260	111,528

Balance, end of the year	13,093,797	14,148,467	17,213,226	528,094

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)
Current assets

As reported	8,330,865	9,967,812	305,808
U.S. GAAP adjustments
Financial assets at fair value through profit and loss	3,035	—	—
Effect of inventory adjustments:
Start-up costs	(53)	(40)	(1)
Depreciation of fixed assets and employee dormitory building	322	371	11
Transfer of building and facilities from MVI	(26)	(13)	—

As adjusted	8,334,143	9,968,130	305,818

Funds and long-term investments

As reported	413,125	366,743	11,252
U.S. GAAP adjustments
Adjustment for investment income	53,893	—	—
Impairment loss	(79,363)	(8,469)	(260)

As adjusted	387,655	358,274	10,992

(Forward)

(Followed)
Property, plant and equipment — net

As reported	18,986,699	27,854,382	854,560

	December 31
	2005	2006
	NT$	NT$	US$
		(In Thousands)
U.S. GAAP adjustments
Start-up costs	(7,707)	(5,483)	(168)
Depreciation of fixed assets	(89,178)	(109,796)	(3,369)
Transfer of building and facilities from MVI	(4,019)	(3,291)	(101)
Interest capitalization	66,988	47,195	1,448
Negative goodwill of merging Chantek	(20,275)	(20,275)	(622)

As adjusted	18,932,508	27,762,732	851,748

Other assets

As reported	260,499	301,773	9,258
U.S. GAAP adjustments
Depreciation of employee dormitory building	(11,532)	(13,163)	(404)
Goodwill	20,275	20,275	622

As adjusted	269,242	308,885	9,476

Current liabilities
As reported	4,885,016	6,209,920	190,517
U.S, GAAP adjustments
Accrued employee bonds and director remuneration	294,300	523,387	16,058

As adjusted	5,179,316	6,733,307	206,575

Other liabilities

As reported	825,729	912,765	28,003
U.S. GAAP adjustments
Pension expenses	1,898	65,293	2,003
Effect of U.S. GAAP adjustment on income taxes	(7,785)	(17,538)	(538)

As adjusted	819,842	960,520	29,468

Minority interest
As reported	3,494,210	3,482,966	106,856
U.S. GAAP adjustments
Accrued employee bonds and director remuneration	(48,767)	(49,749)	(1,526)

As adjusted	3,445,443	3,433,217	105,330

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

Reconciliation of the income tax calculated on pre-tax financial statement income based on statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
		(In Thousands)

Tax on pretax income at ROC statutory rate (25%)	670,129	196,559	684,511	21,000
SBIP tax exemption (5%)	—	—	—	—

Tax on pretax income at SBIP statutory rate	670,129	196,559	684,511	21,000
Other tax and assessed additional income tax	86	164,584	111,328	3,415
Tax effect of:
Tax-exempt income	(426,870)	(185,377)	1,752	54
Permanent differences
Non-taxable gain on sales of investment	(12,557)	(18,630)	—	—
Non-deductible investment (gain) loss	(12,246)	82,152	(75,151)	(2,306)
Others	(714)	—	56,637	1,738
Temporary differences	50,418	(169,637)	111,873	3,432
Tax credits - utilized	(355,923)	(218,672)	(506,285)	(15,533)
- deferred	(70,003)	76,611	(206,923)	(6,348)
Valuation allowance	(560,053)	(405,487)	230,050	7,058
Loss carry forward	584,122	517,738	133,732	4,103
Adjustment of prior year’s income tax	(4,743)	497	(4,673)	(143)

Income tax (benefit) expense	(138,354)	40,338	536,851	16,470

	December 31
	2005	2006
	NT$	NT$	US$
	(In Thousands)
Deferred income tax assets

Current
Unrealized foreign exchange loss	3,496	3,679	113
Loss of market price decline and obsolescence and slow-moving inventories	20,616	19,026	584
Sales allowance	9,455	21,912	672
Bad-debt allowance	81,424	77,533	2,378
Tax credits for investment in machinery and equipment and R&D expenditures	110,103	491	15
Others	14,108	11,696	359

	239,202	134,337	4,121
Valuation allowance	—	—	—

	239,202	134,337	4,121

Deferred income tax liabilities
Non-current
Tax credits for investment in machinery and equipment and R & D expenditures	801,450	1,117,985	34,299
Depreciation differences	(531,219)	(619,365)	(19,002)
Interest capitalization	(16,747)	(11,799)	(362)
Loss carry forward	133,732	—	—
Transferred assets from MVI	1,011	826	26
Start-up costs	1,940	1,380	42
Others	262,541	254,212	7,799

	652,708	743,239	22,802
Valuation allowance	(793,874)	(1,023,924)	(31,413)

	(141,166)	(280,685)	(8,611)

	98,036	(146,348)	(4,490)

d.	Pension plans

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

Changes in plan assets
Fair value of plan assets at beginning of year	135,893	174,349	156,172	4,791
Actual return on plan assets	1,796	1,971	4,163	128
Employer contribution	32,160	29,892	39,656	1,217
Effect of merger	4,500	(49,223)	—	—

	174,349	156,989	199,991	6,136

Changes in benefit obligation
Benefit obligation at beginning of year	167,979	314,124	283,253	8,690
Service cost	51,970	30,021	1,688	52
Interest cost	7,599	8,713	7,781	239
Actuarial loss (gain)	20,751	(2,024)	24,924	765
Acquisition of subsidiary	65,825	—	—	—
Effect of merger	—	(67,581)	—	—

Benefit obligation at end of year	314,124	283,253	317,646	9,746

Funds status	(139,775)	(126,264)	(117,655)	(3,610)
Unrecognized actuarial loss	48,918	42,708	68,185	2,092

Net amount recognized (recognized as accrued pension cost)	(90,857)	(83,556)	(49,470)	(1,518)

Actuarial assumptions

Discount rate	3.25%	2.75%	2.75%	2.75%

Rate of compensation increase	3.25%	3.25%	3.50%	3.50%

Expected return on plan assets	3.25%	2.75%	2.75%	2.75%

The following table is req uired as part of adopting SFAS No. 158.

Incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006:

	Before application		After application of
	of SFAS No. 158	Adjustments	SFAS No. 158
	NT$	NT$	NT$	US$
	(In Thousands)
Accured pension cost	49,470	63,395	112,865	3,463
Total other liabilities	897,125	63,395	960,520	29,468
Accumulated other comprehensive income	(2,162)	(63,395)	(65,557)	(2,011)
Total shareholders’ equity	17,276,621	(63,395)	17,213,226	(528,094)
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