Form 20-F
period 2008-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2009-05-18
CIK 1111759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 000-30702

Siliconware Precision Industries Co., Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Taiwan, Republic of China
(Jurisdiction of Incorporation or Organization)

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.
(Address of Principal Executive Offices)
Eva Chen, telephone: +886 (4) 2534-1525, fax: +886 (4) 2534-6278,
No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Common Shares, par value NT$10 per share	The NASDAQ Stock Market LLC
(The NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
3,152,589,871 Common Shares were outstanding as of December 31, 2008
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
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
U.S. GAAP ☐
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
Yes ☐ No ☑

SILICONWARE PRECISION INDUSTRIES CO., LTD.
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2008

Forward-Looking Statements in This Annual Report May Not Be Accurate
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A. Selected Financial Data
The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2006, 2007 and 2008 and the selected balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2004 and 2005 and the selected balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or R.O.C. GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 33 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
ROC GAAP
Net operating revenues	35,252	43,488	57,126	66,177	62,403	1,904.8
Cost of goods sold	(28,871)	(33,960)	(41,894)	(46,759)	(49,456)	(1,509.6)

Gross profit	6,381	9,528	15,232	19,418	12,947	395.2

Operating expenses	(2,048)	(2,279)	(2,989)	(3,224)	(4,003)	(122.2)

Operating income	4,333	7,249	12,243	16,194	8,944	273.0
Equity investment income (loss)(1)	308	448	1,154	246	—	—
Other non-operating income(1)	732	853	1,099	3,381	776	23.7
Other non-operating expenses	(1,548)	(941)	(218)	(193)	(3,196)	(97.6)

Income before income tax(1)	3,825	7,609	14,278	19,628	6,524	199.1
Income tax benefit (expense)	457	(16)	(949)	(2,139)	(210)	(6.4)

Income from continuing operations	4,282	7,593	13,329	17,489	6,314	192.7

Cumulative effects of changes in accounting principles	—	651	—	—	—	—
Net income(1)(2)	4,282	8,244	13,329	17,489	6,314	192.7

Earnings per share(3)
Basic	1.65	3.09	4.63	5.66	2.03	0.06
Diluted	1.29	2.91	4.36	5.63	2.01	0.06
Shares used in per share calculation (average, as adjusted)(2)
Basic	2,594	2,662	2,873	3,092	3,115	3,115
Diluted	3,049	3,102	3,066	3,115	3,139	3,139
Earnings (loss) per ADS(3)
Basic	8.25	15.45	23.15	28.30	10.15	0.30
Diluted	6.45	14.55	21.80	28.15	10.05	0.30
Dividends per share(4)	1.35	1.55	2.62	3.55	4.60	0.14
ADSs used in per ADS calculation (average, as adjusted)(3)
Basic	519	532	575	618	623	623
Diluted	610	620	613	623	628	628
US GAAP
Net operating revenues	35,252	43,488	57,126	66,177	62,403	1,904.9
Operating Income	3,442	6,004	10,293	12,552	7,360	224.7
Income from continuing operations	3,671	3,971	8,413	13,099	4,394	134.1
Net income	3,671	3,971	8,413	13,099	4,394	134.1
Earnings (loss) per share(5)
Basic	1.47	1.54	3.02	4.33	1.42	0.04
Diluted	1.13	1.53	3.01	4.32	1.42	0.04
Shares used in per share calculation (average, as adjusted)(5)
Basic	2,513	2,570	2,783	3,026	3,089	3,089
Diluted	2,734	2,592	2,798	3,032	3,103	3,103
Earnings (loss) per ADS
Basic	7.35	7.70	15.10	21.65	7.10	0.22
Diluted	5.65	7.65	15.05	21.60	7.10	0.22
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	503	514	557	605	618	618
Diluted	547	518	560	606	621	621

	Years Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Other Data:
ROC GAAP
Capital expenditures	9,785	8,245	11,039	12,151	10,048	306.7
Depreciation and amortization	6,153	6,572	7,294	8,169	9,432	287.9

	As of December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Balance Sheet Data:
ROC GAAP
Cash and cash equivalents	10,922	12,341	14,731	22,625	18,841	575.1
Working capital	13,492	15,475	18,741	26,363	18,481	564.1
Total assets	58,962	67,175	78,991	85,773	73,380	2,239.9
Short-term debt and current portion of long-term debt	4,013	1,885	446	529	1,404	42.9
Long-term debt	16,639	14,644	5,801	2,996	2,248	68.6
Total liabilities	25,469	26,350	16,055	16,865	14,066	429.4
Total stockholders’ equity	33,493	40,825	62,936	68,908	59,314	1,810.6
US GAAP
Total assets	65,118	81,167	83,770	90,836	78,365	2,392.1
Total liabilities	26,020	29,776	18,911	19,140	14,448	441.0
Total stockholders’ equity	39,098	51,391	64,859	71,696	63,917	1,951.1

(1)	Prior to January 1, 2005, the R.O.C. Securities and Futures Bureau allowed us to delay our recognition of investment income or loss in certain investee companies accounted for under the equity method until the following accounting year. In addition, in 2004, we delayed the recognition of investment income of NT$668 million, in relation to the financial results of ChipMOS, until 2004 and 2005, respectively, and recorded the above-mentioned amount of NT$668 million as cumulative effects of changes in accounting principles in 2005. From January 1, 2005, we adopted R.O.C. Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income or loss of investees accounted for under the equity method until the subsequent year, and recognized investment income or loss from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. We recognized investment income of NT$433 million and NT$1,125 million for the years ended December 31, 2005 and 2006, respectively, and NT$246 million for the period between January 1, 2007 and March 27, 2007 from ChipMOS’s financial results. In 2005, 2006 and 2007, our investment incomes under US GAAP from ChipMOS were NT$469 million, NT$1,045 million and NT$253 million, respectively.

Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the transaction, we owned 14.7% of ChipMOS Bermuda. From the date of the completion of the sale and purchase, we are required under both R.O.C. GAAP and US GAAP to recognize our ownership in ChipMOS Bermuda as available-for-sale financial assets and evaluate their fair market value on a quarterly basis (under R.O.C. GAAP) and on an annual basis (under US GAAP) and reflect any difference in evaluation from the previous quarter as an addition in or a deduction from “unrealized gain or loss on available-for-sale financial assets”.

We also experienced a delay in recognition of investment income in Double Win Enterprise Co., Ltd., or Double Win, in 2004, and recognized their financial results in the subsequent year. Our investment income (loss) from Double Win for the aforementioned years was not material. Under US GAAP, there is no provision that allows us to delay recognition of financial results of ChipMOS or any other investee accounted for under the equity method.

(2)	We did not have minority interest in 2004, 2005, 2006, 2007 and 2008. Therefore, no such information is presented separately in this table.

(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.

(4)	Adjusted to reflect 187,655,305 shares, 267,794,338 shares, 93,876,060 shares and 77,892,337 shares distributed as stock dividends and employee stock bonuses in 2005, 2006, 2007 and 2008, respectively, with respect to the earnings of 2004, 2005, 2006 and 2007.

(5)	Retroactively adjusted for all subsequent stock dividends only.

(6)	Amounts translated for convenience at the Federal Reserve Bank of New York noon buying exchange rate of NT$32.76 to US$1.00 on December 31, 2008.
Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in note 33 to our financial statements included elsewhere in this annual report. We have corrected our US GAAP reconciliation for the years ended December 31, 2004 accordingly.
Currency Translations and Exchange Rates
We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into US dollars for the convenience of the readers. The rate we used for the translations was NT$ 32.76 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2008. The translation does not mean that NT dollars could actually be converted into US dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End

2004	33.27	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
October	32.70	33.50	32.14	32.97
November	33.10	33.42	32.77	33.29
December	33.11	33.55	32.45	32.76
2009 (through May 8, 2009)	33.83	35.21	32.82	33.01
January	33.37	33.70	32.82	33.70
February	34.24	35.00	33.61	35.00
March	34.30	35.21	33.75	33.87
April	33.64	33.88	33.05	33.06
May (through May 8, 2009)	33.07	33.14	32.99	33.01

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our services, financial condition or results of operations could be seriously harmed.
Risks Relating to Our Financial Condition and Business
The current global recession and credit crisis may cause significant disruptions to our major customers’ businesses as well as to their ability to access sources of liquidity. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions
The current global recession and credit crisis since the second half of 2008 has been having a significant negative impact on businesses around the world. Many of our key markets and our targeted markets, including North America and Asia have entered a period of economic contraction or significantly slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a significant slowdown in the market demand for semiconductor-based products and other products that use our services, which has led to a decrease in demand for our services. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our services will increase. The combined effects of the global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.
In addition, some of our customers have experienced difficulty in obtaining credit in the current economic environment, and even if they have been able to obtain credit, the cost of such financing has increased and/or the time necessary to arrange such financing has been substantially prolonged. This lack of and increase in the cost of financing could have a material adverse effect on the financial condition of our customers. A protracted disruption in the ability of our customers to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to the inability or failure on their part to meet their payment obligations to us.
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
If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected
From 2004 to the third quarter of 2008, we have maintained relatively high capacity utilization rates due to relatively high demand for our manufacturing services. However, demand dropped significantly in the fourth quarter of 2008, and we cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Nor can we assure you that declines in the semiconductor industry or other factors will not harm our capacity utilization or our profitability in the future.
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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues
We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2006, 2007 and 2008, 62.8% and 61.0% and 56.6% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2008, our largest customer accounted for 11% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.
If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our services strategy
We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund such equipment and facilities expansions. We periodically review and adjust our capital expenditure plans to address our expectation of demand for our services and prevailing industry trends. The growing demand for our manufacturing services has and will continue to require significant capital expenditures on substrate packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors, including demand for our manufacturing services and availability of equipment and whether or when the market will recover. In addition, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing, which could have a material adverse effect on our business and results of operations.
If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our manufacturing services, which would seriously harm our business
The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our manufacturing services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we have, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.
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

If demand for the services of Taiwan’s wafer foundries from fabless semiconductor companies and integrated device manufacturers decreases, a significant source of our sales would decrease, which would seriously harm our business
We primarily depend on outsourcing of packaging and testing services by fabless semiconductor companies and integrated device manufacturers to source our sales orders. In recent years, a significant portion of our net operating revenues were derived from packaging and testing semiconductor wafers manufactured at Taiwan’s wafer foundries. If the demand for foundry services offered by Taiwan’s wafer foundries decreases for any reason, including shifts in demand for these services to wafer foundries in other countries, an important source of our sales would be lost and our profitability would suffer.
The trend of adopting protectionist measures in certain countries, including the United States, could have a material adverse impact on our results of operations and financial condition
Governments in the United States, China, Europe and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. If the governments in the countries where our customers are located enact protectionist measures that encourage the use of domestic products and labor, demand for our services could be adversely affected. Recent policy developments by the governments in China and Australia also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since some of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures could have a material adverse effect on our business in the future.
Our production schedule may be delayed and our business may be adversely affected if we are unable to obtain raw materials from our suppliers at acceptable prices, qualities and quantities
We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials, such as gold wire, substrates and lead-frames, from a limited group of suppliers. We purchase all of our materials on a purchase order basis at prevailing market prices and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times or limited the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced from time to time difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.
The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2008, the spot price of gold fluctuated from a low of approximately US$700 per ounce to a high of approximately US$1,000 per ounce. The increase in the price of gold wire contributed to the decrease in our gross margin between 2007 and 2008. To the extent we are not able to offset any increases in our raw material costs, our gross margins may be adversely impacted.
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
We and many Taiwan customers and suppliers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may seriously harm our manufacturing services
Our operations and those of our customers and suppliers are particularly vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. We cannot guarantee that future earthquakes will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient.

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
Disruptions in the international trading environment may seriously decrease our international sales
A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2006, 2007 and 2008, sales to our overseas customers accounted for 64.1%, 64.6% and 66.3%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.
These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.
The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult
Our financial statements are prepared under R.O.C. GAAP, which differ in many respects from US GAAP. Year-to-year comparison of our financial results under R.O.C. GAAP may significantly differ from year-to-year comparison under US GAAP. Largely as a result of the differences in accounting for employee bonuses and overseas convertible bonds, our net income in 2006, 2007 and 2008 under US GAAP was NT$8,413 million, NT$13,099 million and NT$ 4,394 million (US$134.1 million), respectively, as compared to net income under R.O.C. GAAP of NT$13,329 million, NT$17,489 million and NT$6,314 million (US$192.7 million), respectively.
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
We rely on technology provided by third parties
We rely on certain technologies that we have obtained through alliances or licenses. For example, we have licensed from Freescale Semiconductor Inc., or Freescale, formerly part of Motorola, Inc., or Motorola, the technology for ball grid array. We make royalty payments to Freescale based on the number of pads or balls used in our packages. We also implement new package technologies by entering into technology alliances and by licensing package technologies from certain technology companies. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us after these licensing agreements expire, or at all. In the event that we are unable to license such advanced technologies from the third parties, we may be required to develop designed around technologies internally. There can be no assurance that we will be able to develop such technologies internally.
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
On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC, or the 605 Investigation. Pursuant to the stipulation, the court has stayed the litigation. In the 605 Investigation, Tessera originally requested a Limited Exclusion order. Tessera has recently indicated that it is seeking a General Exclusion order, or other remedy possibly broader than a Limited Exclusion Order, which could adversely affect us or our customers. In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has issued office actions and actions closing prosecution that rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. On April 21, 2008, Tessera filed a complaint with ITC pursuant to §337 of the Tariff Act of 1930 against us, our subsidiary Siliconware U.S.A., Inc. and other semiconductor companies, alleging infringement of patents, all of which are being litigated in the California Litigation and reexamined by the PTO. The ITC instituted an investigation, or the 649 Investigation, on May 21, 2008. On February 10, 2009,the 649 Investigation was stayed pending a final determination of the 605 Investigation. On March 12, 2009, Tessera requested that the ITC terminate the 649 Investigation. Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. As of May 15, 2009, neither the Administrative Law Judge nor the ITC has acted on Tessera’s request to terminate. We are vigorously defending against Tessera’s allegations. If the Tessera disputes are not resolved in our favor, we may be forced to pay significant monetary damages and cease any manufacturing processes found to infringe on Tessera’s patents, which could have a material adverse effect on our business and results of operations. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”
Political and Economic Risks
We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the ROC and the PRC
Our principal executive offices and all of our assets are substantially located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the R.O.C. and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasion depressed the market prices of the securities of companies in the R.O.C. The R.O.C. also maintains important trade relations with the US, which has sometimes led to increased friction between the US and the PRC. Any deterioration in relations among the US, the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets
Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2008, the Taiwan Stock Exchange Index peaked at 9,295.20 on May 19, 2008 and reached a low of 4,089.93 on Nov 20, 2008. From January 1, 2008 to December 31, 2008, daily closing values of our shares ranged from NT$58.1 per share to NT$22.95 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.
The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the sub-prime crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.84 to US$ 12.54 between June 7, 2000, the date our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2008. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 5,048.62.
Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability
Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the US dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as US dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2008, the foreign exchange rate between the US dollar and the NT dollar has ranged from a high of NT$29.99 per US$1 to a low of NT$33.55 per US$1. Fluctuations in the exchange rate between the US dollar and the NT dollar will also affect the US dollar value of the ADSs and the US dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.
Any future outbreak of contagious diseases may materially and adversely affect our manufacturing services and operations, as well as our financial condition and results of operations
Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our manufacturing services, and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Our future tax obligations may adversely affect our profitability
According to the newly implemented Alternative Minimum Tax, or AMT, Act effective from January 1, 2006, a company is subject to a 10% AMT if its annual income exceeds NT$2 million, and an individual will be subject to a 20% AMT if his/her annual income exceeds NT$6 million. The imposition of the AMT is designed to remedy the current excessive tax incentives for individuals and businesses. For businesses, the incomes which previously enjoyed tax-exemption privileges under relevant tax regulations, such as the Statute for Upgrading Industries will be subject to the new AMT system for the calculation of business taxpayers’ aggregate incomes. The AMT Act also provides that businesses already qualified for five-year tax exemption before December 31, 2005 may continue to enjoy tax incentives and not to be subject to the AMT, so long as the construction of their investment projects breaks ground within one year and is completed within three years of the implementation of the AMT Act. We have evaluated our 2008 regular income tax, which is higher than the AMT and concluded that we will not incur any additional taxes under the AMT for the year ended December 31, 2008.
Risks Relating to the PRC
Our operations in the PRC may expose us to political, regulatory, economic and foreign investment risks in the PRC
Some of our customers and foreign competitors have expanded their operations to the PRC. In order to remain competitive and to position ourselves to gain market share, we established a subsidiary named Siliconware Technology (Suzhou) Limited, or Siliconware Suzhou, in 2002, which currently is primarily engaged in the assembly and testing service. Prior to 1978, the PRC operated under a central economic planning system. All production and economic activities in the country were governed by the economic goals set out in the five-year plans and annual plans adopted by central authorities. Since 1978, the PRC government has permitted foreign investment and implemented economic reforms, gradually changing from a planned economy to a market-oriented economy. However, many of the reforms and economic policies adopted or to be adopted by the PRC government are unprecedented or experimental in nature and may have unforeseen results, which may have an adverse effect on enterprises with substantial business in the PRC, including us.
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
Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition
The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Reminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 17.6% appreciation of Reminbi against the U.S. dollar between July 21, 2005 and December 31, 2008. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.
Risks Related to Ownership of Our Shares or ADSs
Restrictions on the ability to deposit shares into our ADS program may adversely affect the liquidity and price of the ADSs
The ability to deposit shares into our ADS program is restricted by R.O.C. law. Under current R.O.C. law, no person or entity, including you and us, may deposit shares into our ADS program without specific approval of the R.O.C. Securities and Futures Bureau, or R.O.C. SFB except for the deposit of the shares into our ADS program and for the issuance of additional ADSs in connection with:
•	distribution of share dividends or free distribution of our shares;
•	exercise of the preemptive rights of ADS holders applicable to the shares evidenced by ADSs in the event of capital increases for cash; or
•	if permitted under the deposit agreement and the custody agreement, purchases of our shares in the domestic market in Taiwan by the investor directly or through the depositary or the surrender of shares under the possession of investors and then delivery of such shares to the custodian for deposit into our ADS program, subject to the following conditions: (i) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposit only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by R.O.C. SFB, plus any ADSs issued pursuant to the events described in the above two bullet points; and (ii) this deposit may only be made to the extent previously issued ADSs have been cancelled.
As a result of the limited ability to deposit shares into our ADS program, the prevailing market price of our ADSs on NASDAQ, may differ from the prevailing market price of the equivalent number of our shares on the Taiwan Stock Exchange.

Holders of our ADSs will not have the same proposal or voting rights as the holders of our shares, which may affect the value of your investment
Due to the amendment to the R.O.C. Company Act and the amendment made to our articles of incorporation accordingly, except for treasury shares, each common share is generally entitled to one vote and no voting discount will be applied. However, except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. The voting rights attaching to the shares evidenced by our ADSs must be exercised as to all matters brought to a vote of shareholders collectively in the same manner.
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
Furthermore, if holders of at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including election of directors, the depositary will appoint our Chairman, or his designee, to represent the ADS holders at the shareholders’ meetings and to vote the shares represented by the ADSs outstanding in the manner so instructed. If by the relevant record date the depositary has not received instructions from holders of ADSs holding at least 51% of the ADSs to vote in the same manner for any resolution, then the holders will be deemed to have instructed the depositary to authorize and appoint our Chairman, or his designee, to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.
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
Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation
Our corporate affairs are governed by our articles of incorporation and by laws governing R.O.C. corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” included elsewhere in this annual report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under R.O.C. law.

Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw shares from our ADS program and become our shareholders, which may make ownership burdensome
Non-R.O.C. persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to appoint a local agent or representative with qualifications set forth by the R.O.C. SFB to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the Ministry of Finance to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, citizens of the PRC are not permitted to hold our shares or withdraw shares represented by ADSs from our ADS program.
You may not be able to enforce a judgment of a foreign court in the ROC
We are a company limited by shares incorporated under the R.O.C. Company Act. Most of our assets and most of our directors, supervisors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. Any judgment obtained against us in any court outside the R.O.C. arising out of or relating to the ADSs will not be enforced by R.O.C. courts if any of the following situations shall apply to such final judgment:
•	the court rendering the judgment does not have jurisdiction over the subject matter according to R.O.C. law;
•	the judgment or the court procedures resulting in the judgment is contrary to the public order or good morals of the R.O.C.;
•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was duly served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time and in accordance with the laws and regulations of such jurisdiction, or with judicial assistance of the R.O.C.; or
•	the judgments of R.O.C. courts are not recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors
Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2008, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2009 or any future taxable year. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4. Information on the Company
A. History and Development of the Company
Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the R.O.C. Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw. Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in PRC, a wholly-owned subsidiary with a facility to provide assembling and testing service in Suzhou, China.
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
For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures”.
B. Business Overview
Our Business
We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced substrate packages such as the flip-chip ball grid array and lead-frame packages, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey solutions from packaging and testing to direct shipment of semiconductor devices to the destinations designated by our customers.
We provide packaging and testing services to more than 100 customers worldwide. For 2008, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.
The manufacturing services we offer are customized to the needs of our individual customers. In 2008, 86.2% of our net operating revenues were from packaging services and 13.8% of our net operating revenues were from testing and other services. Our revenues are presented to conform to our industry’s current common classification. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2006		2007		2008
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except percentages)

Substrate base packages	29,458	51.6	32,180	48.6	31,243	50.1
Lead-frame base packages	16,055	28.1	19,601	29.6	18,473	29.6
Other packages	3,800	6.7	5,795	8.8	4,064	6.5
Total packaging revenues	49,313	86.4	57,576	87.0	53,780	86.2
Testing and other revenues	7,813	13.6	8,601	13.0	8,623	13.8
Total net operating revenues	57,126	100.0	66,177	100.0	62,403	100.0

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
New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high-bandwidth, high-speed and high-power demands of modern semiconductor devices. Flip-chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip; then, the chip is flipped onto the substrate. Flip-chip technology eliminates the need for wire bonding and provides superior electrical performance. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. System in packages allow for the combination of multiple chips into a single package, enabling increased application functionality while miniaturizing overall size.
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
Customers
We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2006, 2007 and 2008, 40.4%, 41.5% and 38.8% of our net operating revenues were derived from sales to our top five customers, respectively, and 62.8%, 61.0% and 56.6% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2008, our top customer provided approximately 11%of our net operating revenues. Our representative customers as of December 31, 2008 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc.
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
Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2006		2007		2008
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except percentages)

U.S. and Canada	34,045	59.6	37,842	57.2	32,300	51.8
Taiwan	20,500	35.9	23,462	35.4	21,021	33.7
Others(1)	2,581	4.5	4,873	7.4	9,082	14.5
Total	57,126	100.0	66,177	100.0	62,403	100.0

(1)	Includes primarily Singapore, Japan, Germany and Korea.
Sales from outside of Taiwan accounted for 64.1%, 64.6% and 66.3% of our net operating revenues in 2006, 2007 and 2008, respectively. We primarily target U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our U.S. and Canadian customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe and expect sales to these two areas to increase in the near future.
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

Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1993, QS 9000 in 1999 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in 2003, OHSAS 18001 certification for safety and health management system in 2004 and QC080000 certification for hazardous substance process management in August 2008.
As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% for lead frame base, substrate base, flip-chip and wafer bumping in 2008. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to substrates or lead-frames.
As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.
Research and Development
We focus our research and development efforts on developing new package designs and improving the efficiency and capabilities of our production process technologies. Production process enhancements include:
•	reduction of the size and thickness of semiconductor device packages;
•	increasing input/output density of semiconductor device packages;
•	enhancement of the electrical, thermal and reliability performance of semiconductor device packages;
•	reduction of spacing between leads;
•	shortening the length and minimizing the diameter of gold wire used in the wire bonding process;
•	increasing packaging yields;
•	shortening cycle times; and
•	investigating the use of new or replacement raw materials.
We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. We are also developing a Fan-Out Wafer-Level-CSP technology for advanced RF modules. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our design department, characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2006, 2007 and 2008, our research and development expenses amounted to NT$1,194 million, NT$1,288 million and NT$1,383 million (US42.2 million), respectively.
We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

In order to reduce the impact from fluctuations in the price of gold wire, we have been developing copper wire bonding processes, which has gained popularity recently due to its economic advantage, to replace conventional processes based on gold wire. It is entering a high growth stage of development. We have conducted engineering studies and qualification tests on fine pitch bonding, thin wire and advanced pad structure over active circuit. Presently, copper wire bonding is running at pre-launch production for lead frame packaging. We have established development and production experience for copper wire bonding processes. In addition, we have also been improving our manufacturing process to shorten the length and minimizing the diameter of the gold wire used.
Supplies
Raw Materials
Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2008, the spot rates of gold fluctuated from a low of approximately US$700 per ounce to a high of approximately US$1,000 per ounce. The volatility in the price of gold wire contributed to the decrease of our gross margin in 2008 compared to 2007. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are developing improvements to our manufacturing process that will shorten the length and reduce the diameter of the gold wire used. Our major suppliers of raw materials, which include Chang Wah Electromaterials Inc., Chroma New Material Corp., Kinsus Interconnect Technology Corp., Phoenix Precision Technology Corp., Sumitomo Metal Mining Asia Pacific Pte Ltd., and Sumitomo Bakelite (Taiwan) Co., Ltd., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2006, 2007 and 2008, our raw material costs were 56.2%, 57.1% and 54.9%, respectively, of cost of goods sold.
We do not maintain large inventories of raw materials. We purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials in excess of the quantity that they indicated they would need. Based upon regular estimates of orders from customers, we usually maintain limited inventories of raw materials. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our production requirements. Nevertheless, on occasion when customer orders have exceeded the supply of raw materials, we have typically been able to obtain extensions from our customers to allow sufficient supply to become available. Such arrangements help us remain cost competitive.
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
As of December 31, 2008, we operated 4,656 wire bonders and 349 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 520 wire bonders and 32 testers in the PRC. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

Competition
We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.
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
Strategic Investments
We, together with Siliconware Investment Company Ltd., our subsidiary, make equity joint ventures and strategic investments in companies located in Taiwan and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:
•	Phoenix Precision Technology Corporation. As of December 31, 2008, we held, directly and indirectly, a 16.8% equity interest in Phoenix Precision, a supplier of semiconductor raw materials, including substrates. Mr. Bough Lin, our Chairman, Mr. Fu-Mei Tang, and Ms. Teresa Wang, our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Jerome Tsai, one of our directors, is supervisor of Phoenix Precision. Mr. Byron Chiang, one of our officers, is supervisor of Phoenix Precision.
•	ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2008, we held a 14.5% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company. Mr. Jerome Tsai, one of our directors, is a director of ChipMOS Bermuda.

Intellectual Property
As of December 31, 2008, we held 500 Taiwan patents, 300 U.S. patents and 87 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2008, we also had a total of 131 pending patent applications in the United States, 123 in Taiwan and 123 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.
We have licensed from Freescale, formerly part of Motorola prior to April 2004, the technology for ball grid array for which we make royalty payments based upon the number of pads or balls used in our packages. This license will expire in December 2010. We have also entered into other technology alliances by licensing package technologies, including:
•	Wafer Bumping and Redistribution technology, which enables us to form and/or redistribute bumps on the chip to make a silicon die, is able to be directly attached to the substrate using the aforementioned bumps rather than wire bonding. This license does not have an expiration date.
•	Wafer Level CSP technology, which enables us to produce a chip scale package at the stage of wafer level. This license does not have an expiration date.
•	Packaging technology pertaining to flip-chips, which offer us a cost-effective solution for high performance ASIC and system-on-chip, or SoC, designs. We acquired this license in August 2001. This license will expire in January 2010.
Our ongoing royalty expenses to license intellectual property were immaterial compared to our revenues in any of 2006, 2007 and 2008.
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
We have consistently followed the environmental practice of reducing pollution from our manufacturing processes and continual performance improvement. Our environmental management meets and complies with R.O.C. and all international environmental requirements. We have implemented an international environmental management system since 1998 and we received the ISO-14001 certification in 1999. By continually improving our environmental performance over the years, we have moved from pollution control in production operations to source management, which focuses on prohibiting or restricting the use of environmentally hazardous substances in materials. We made this change to meet the growing consumer trend for green products. In March 2003, we passed Sony Corporation’s Green Partner qualification with a perfect score. In addition, in 2008 our hazardous substance process management system has received QC080000 certification, which is a new industrial management standard for the production of environmentally friendly products.
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
Employees
See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.
Capital Expenditures and Divestitures
Our capital expenditures amounted to NT$11,039 million, NT$12,151 million and NT$10,048 million (US$306.72 million) in 2006, 2007 and 2008, respectively. Our initial budget for capital expenditures for 2009 is approximately NT$4,000 million (US$122.10 million), which is funded from our retained earnings. We expect our capital expenditures in 2009 will primarily consist of purchasing equipment and improving our facilities. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Equipment purchases	9,094	10,420	8,587	262.1
Land and building construction and purchases	1,945	1,731	1,461	44.6

Litigation
On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services infringe patents owned by Tessera and that we breached a license agreement with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC, or the 605 Investigation. Pursuant to the stipulation, the court stayed the litigation. In the 605 Investigation, Tessera originally requested a Limited Exclusion order. Tessera has recently indicated that it is seeking a General Exclusion order, or other remedy possibly broader than a Limited Exclusion Order, which could adversely affect us or our customers.
In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has issued office actions and actions closing prosecution that rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. Tessera is contesting these rejections and the PTO has not made a final decision.
On April 21, 2008, Tessera filed a complaint with ITC pursuant to §337 of the Tariff Act of 1930 against us, our subsidiary Siliconware U.S.A., Inc. and other semiconductor companies, alleging infringement of patents, all of which are being litigated in the California Litigation and reexamined by the PTO. The ITC instituted an investigation, or the 649 Investigation, on May 21, 2008. On February 10, 2009, the 649 Investigation was stayed pending a final determination of the 605 Investigation. On March 12, 2009, Tessera requested that the ITC terminate the 649 Investigation. As of May 15, 2009, neither the Administrative Law Judge nor the ITC has acted on Tessera’s request to terminate. We are vigorously defending against Tessera’s allegations.
Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Technologies — Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive.
C. Organizational Structure
The following table sets forth certain information as of December 31, 2008 regarding certain companies in which we consolidated and the principal business of each such entity.

			Total Paid-in
			Capital of Such			Direct/Indirect
Company	Main Activities	Location	Entity			Equity Interest
			(in millions)

SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	88.4	(1)	100.0%
Siliconware Investment Company Ltd.	Investment activities	Hsinchu, Taiwan	NT$	1,770.0	(2)	100.0%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3	(1)	100.0%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	90.2	(1)	100.0%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	90.0	(2)	100.0%

(1)	Aggregate par value of all issued shares.

(2)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2008.

			Total Paid-in
			Capital of Such			Direct/Indirect
Company	Main Activities	Location	Entity			Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities	Hsinchu, Taiwan	US$	0.9	(1)	14.5%
Double Win Enterprise Co., Ltd.	SMT process and hand insert	Taoyuan, Taiwan	NT$	280	(1)	24.1%
Phoenix Precision Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Hsinchu, Taiwan	NT$	7,260	(1)	16.8%
Hsieh Yong Capital Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	7,630	(1)	7.6%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(2)	4.0%

(1)	Aggregate par value of all issued shares.

(2)	Contributed capital.
D. Property, Plants and Equipment
We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembling and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2008.

				Wire Bonding or
Facility	Location of Facility	Size of Facility	Size of Land(1)	Testing Capacity
	(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	81,000	26,000	1,863 wire bonders
CS Facility II	Taichung, Taiwan	141,000	47,000	1,904 wire bonders and 169 testers
HS Facility III	Hsinchu, Taiwan	33,000	14,000	180 testers
CH Facility IV	Changhua, Taiwan	58,000	42,000	889 wire bonders
SZ Facility V	Suzhou, China	74,000	148,500	520 wire bonders and 32 testers

(1)	We own all of our properties except otherwise noted.
Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are also located at this facility.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to R.O.C. GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to R.O.C. GAAP, which differ from US GAAP. For a discussion of the material differences, see note 33 to our financial statements included elsewhere in this annual report.

A. Operating Results
Overview
We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a complete portfolio of packaging and testing solutions, including advanced substrate packages such as flip-chip ball grid packages, together with lead-frame packages, and testing services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, testing and drop shipment service.
We recorded operating income of NT$12,243 million, NT$16,194 million and NT$8,944 million (US$273.0 million) in 2006, 2007 and 2008, respectively. Decreases in our operating income for 2008 compared to 2006 and 2007 were attributable to the reduction of our operating revenues and fluctuations in foreign exchange rates in 2008. In addition, the decrease of our gross margin for 2008 was primarily due to the increasing unit price of gold wire and the recording of expenses for employees’ bonuses, which resulted an increase in manufacturing unit cost.
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
General Factors Affecting Our Results of Operations
A general factor affecting our results of operations is the current global recession and credit crisis. Since the second half of 2008, the credit crisis and decline in macroeconomic conditions has been having a significant negative impact on businesses around the world. Many of our key markets and our targeted markets, including North America and Asia have entered a period of economic contraction or significantly slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a significant slowdown in the market demand for semiconductor-based products and other products that use our services, which has led to a decrease in demand for our services. As a result, our net operating revenues decreased by 5.7% from NT$66,177 million in 2007 to NT$62,403 million (US$1,905 million) in 2008 and our gross margin decreased as well. Although we cannot accurately predict when the current recession will end and its impact on our business, we believe our net operating revenues may continue to decline for at least a large part of 2009.
In addition, some of our customers have experienced difficulty in obtaining credit in the current economic environment, and even if they have been able to obtain credit, the cost of such financing has increased and/or the time necessary to arrange such financing has been substantially prolonged. This lack of and increase in the cost of financing could have a material adverse effect on the financial condition of our customers. A protracted disruption in the ability of our customers to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to the inability or failure on their part to meet their payment obligations to us.

Consolidation
For each of 2006, 2007 and 2008, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.
Upon adoption of the Order of the Financial Supervisory Commission, Executive Yuan No. 0930154140 in January 2005, we were required to prepare consolidated financial statements pursuant to R.O.C. SFAS No. 7 on a semiannual basis. However, the Commission released the Order No. 0960064020 in November 2007, which requires us to prepare consolidated financial statements on a quarterly basis commencing January 2008.
Disposal of ChipMOS Technologies Inc. with Subscription of ChipMOS Technologies (Bermuda) Ltd.
As of March 27, 2007, we owned a 28.8% equity interest in ChipMOS, a semiconductor packaging and testing and LCD driver and IC manufacturing company located in Hsinchu, Taiwan. We recognized investment income of NT$1,125 million for the years ended December 31, 2006 and NT$246 million for the period between January 1, 2007 and March 27, 2007 from ChipMOS’s financial results. In 2006 and 2007, our investment income under US GAAP from ChipMOS was NT$1,045 million and NT$253 million, respectively. APursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the sale and purchase, we owned 14.7% of ChipMOS Bermuda. As of December 31, 2008, we held a 14.5% ownership in ChipMOS Bermuda.
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

	Years Ended December 31,
	2006		2007		2008
	NT$	%	NT$	%	NT$	%
	(audited) (consolidated)
	(in millions, except percentages)

Substrate base packages	29,458	51.6	32,180	48.6	31,243	50.1
Lead-frame base packages	16,055	28.1	19,601	29.6	18,473	29.6
Other packages	3,800	6.7	5,795	8.8	4,064	6.5
Total packaging revenues	49,313	86.4	57,576	87.0	53,780	86.2
Testing and other revenues	7,813	13.6	8,601	13.0	8,623	13.8
Total net operating revenues	57,126	100.0	66,177	100.0	62,403	100.0

Expansion and Utilization Rate
As we continue to expand our capacity in order to meet increasing demand from our customers, the number of our wire bonders and testers increased to 4,249 and 317, respectively, as of December 31, 2006, 5,080 and 360, respectively, as of December 31, 2007 and 5,176 and 381, respectively, as of December 31, 2008.
Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization of our facilities was 87%, 90% and 82 % in 2006, 2007 and 2008, respectively.
Applications of Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with R.O.C. GAAP. R.O.C. GAAP vary in certain significant respects from US GAAP. These differences and their effects on our financial statements are described in note 33 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory, marketable securities, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and equity investments, and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.
We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.
Revenue Recognition
We principally provide packaging and testing services of ICs, which may be packaging only, test only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. If turnkey services are negotiated in one contract, we recognize revenues based on the quoted prices when all of the revenue recognition criteria are met. The allowance for doubtful accounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable.
Accounts Receivable and Allowances for Doubtful Accounts
We record accounts receivable expected to be collected over one year at present value by using predetermined interest rate whereas those expected to be collected within one year are not reported at present value due to the fact that the difference between the maturity value and the fair value discounted by implicit interest rate is immaterial and the frequency of transactions is high. The allowance for doubtful accounts is estimated based on the evaluation of collectibility and aging analysis.

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
Inventories are recorded at cost when acquired under a perpetual inventory system and are stated at the lower of their aggregate cost, determined by the weighted-average method and total inventory approach, or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of their replacement cost, while the market values of finished goods and work in progress are determined on the basis of net realizable value. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary.
Impairment of Long-Lived Assets
We review long-live assets for the purpose of determining the amount of impairment quarterly under R.O.C. GAAP. We perform impairment test whenever an event occurs or evidence indicates that the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of the net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.
An impairment loss recognized in prior years is reversed if such impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.
In 2006, 2007 and 2008, we recognized an impairment charge of NT$28 million, NT$49 million and NT$43 million (US$1.32 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2006, 2007 and 2008.
Impairment of Equity Investments
We evaluate quarterly our equity investments for impairment due to declines in the market value that are considered other than temporary under R.O.C. GAAP. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in market value is other than temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.
Provision for Income Taxes and Deferred Tax Asset Valuation Allowances
As of December 31, 2008, we had approximately NT$2,487 million (US$75.9 million) of net deferred income tax assets related principally to investment tax credits that expire at various dates through 2012, the unrealized loss on idle assets and loss carryforwards. Valuation allowance was provided to reduce the deferred income tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

Employee Bonuses
Some of our employees are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves are made in accordance with R.O.C. law and our articles of incorporation and after appropriation for remuneration to directors are made. Employee bonuses may be granted in cash, shares or a combination of both. Under R.O.C. GAAP, prior to January 1, 2008, such bonuses are appropriated from retained earnings during the accounting period during which such shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of our shares, the amount charged against retained earnings would be based on the par value of the common shares issued. Effective January 1, 2008, pursuant to R.O.C. EITF 96-052, a company should no longer treat such bonuses as a reduction of retained earnings but record it as an expense and related liability when a company has legal obligations and could reasonably estimate such amount, which is similar to the requirements of US GAAP.
Under US GAAP, the employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees.
Goodwill
Goodwill arising from business combination is recognized under US GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. Effective January 1, 2002, SFAS No. 142 requires that we cease amortization of goodwill and perform an impairment review, at the “reporting unit” level, upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of the adoption of SFAS No. 142 and as of December 31, 2008.
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
Under R.O.C. GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized in the statement of operations by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the stock is recorded to additional paid-in capital. No gain or loss is recognized.
Under US GAAP, in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position, or the Scope Exception.
As of December 31, 2006, 2007 and 2008, the total amount of net loss recognized from applying derivative accounting amounting to NT$2,987 million, NT$1,181 million and nil, respectively, based on the independent appraisal report.

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
We price our packaging services on a per unit basis taking into account the complexity of the services to be provided, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.
We charge our testing services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s test program.
Net operating revenues are recognized when services are rendered and the collection is realized or realizable. Our customers are generally invoiced at the time when services are rendered, with varying terms of credit between 30 and 90 days from the time of billing.
Cost of Goods Sold
Our cost of goods sold consists principally of:
•	cost of raw materials purchased for semiconductor packaging services;
•	direct labor costs; and
•	overhead including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, utilities and royalties.
For 2006, 2007 and 2008, our raw material costs were 56.2%, 57.1% and 54.9%, respectively, of our cost of goods sold. Due to our capacity expansion, depreciation expense has increased significantly. For 2006, 2007 and 2008, depreciation, included in overhead, amounted to NT$6,348 million, NT$7,371 million and NT$8,632 million (US$263.5 million), respectively, and was approximately 15.1%, 15.8%, and 17.5% respectively, of our cost of goods sold. The increases in depreciation expenses in 2006, 2007 and 2008 were the result of putting into operation additional 310, 1,050 and 243 wire bonders during 2006, 2007 and 2008, respectively. Increasing depreciation expense increases our cost of goods sold and decreases our gross profit and gross margin. Although we may not expand our packaging capacity as aggressively as we did before the recent downturn in the semiconductor industry, we expect our depreciation costs to increase in absolute terms in the future.
Operating Expenses
Our operating expenses consist of the following:
•	Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, other marketing expenses, fees for professional services, and the cost of computers to support our operations.
•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Results of Operations
The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2006	2007	2008
	%	%	%
	(audited) (consolidated)

Net operating revenues	100.0	100.0	100.0
Cost of goods sold	73.3	70.7	79.3

Gross profit	26.7	29.3	20.7

Operating expenses:
Selling expenses	1.3	0.7	1.5
General and administrative expenses	1.8	2.2	2.7
Research and development expenses	2.1	1.9	2.2

Operating expenses	5.2	4.8	6.4

Operating income	21.5	24.5	14.3

Investment income	2.0	0.4	—
Net non-operating income (loss)	1.5	4.8	(3.9)
Income before income tax and minority interest	25.0	29.7	10.4
Income tax expense	(1.7)	(3.3)	(0.3)

Income from continuing operations	23.3	26.4	10.1

Cumulative effects of changes in accounting principle	—	—	—
Net income	23.3	26.4	10.1

The Year ended December 31, 2008 Compared to the Year Ended December 31, 2007
Net operating revenues. Net operating revenues decreased by 5.7% from NT$66,177 million in 2007 to NT$62,403 million (US$1,904.9 million) in 2008. Net operating revenues from our packaging business decreased by 6.6% from 2007 to 2008. Such decrease was primarily due to the impact from the global financial crisis, where the tightening of commercial spending and of capital and credit availability and declining consumer confidence has resulted in reduction in demand and a general industry downturn.
Substrate base package sales decreased by 2.9% from NT$32,180 million in 2007 to NT$31,243 million (US$953.7 million) in 2008. The deteriorating worldwide economic conditions lead to an overall decrease in demand, which resulted in decline in revenues for all packages. In 2008, substrate base package accounted for 50.1% of our net operating revenues, up from 48.60% in 2007.
Lead-frame base package sales decreased by 5.8% from NT$19,601 million in 2007 to NT$18,473 million (US$563.9 million) in 2008. The decrease in lead-frame base package sales was attributable to the decline in demand due to the global financial crisis. In 2008, lead-frame base package accounted for 29.60% of our net operating revenues, the same as the percentage in 2007.

Gross profit and gross margin. Our gross profit decreased by 33.3% from NT$19,418 million in 2007 to NT$12,947million (US$395.2 million) in 2008. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 29.3% in 2007 to 20.7% in 2008. Our cost of goods sold increased by 5.8% from NT$46,759 million in 2007 to NT$49,456 million (US$1,509.6 million) in 2008. Our sales revenue decreases by 5.7% in 2008 compared to the one in 2007 because of a reduction of our product sales price and fluctuations in foreign exchange rates in 2008. In addition, the decrease of our gross margin for 2008 was primarily due to the increasing price of gold wire and the recording of expenses for employees’ bonuses, which resulted in an increase of manufacturing unit cost.
•	Operating expenses. Operating expenses increased by 24.2% from NT$3,224 million in 2007 to NT$4,003 million (US$122.2 million) in 2008. Operating expenses as a percentage of net operating revenues was 4.8% and 6.4% in 2007 and 2008, respectively.
•	Selling expenses. Selling expenses increased by NT$448 million between these two years mainly due to the increase in bad debt of NT$262 million and an increase in employees’ bonuses.
•	General and administrative expenses. General and administrative expenses increased by NT$236 million between these two years mainly due to the increase in employees’ bonuses and the increase in directors’ and supervisors’ remuneration of NT$57 million.
•	Research and development expenses. Research and development expenses increased by NT$95 million between these two years mainly due to increases in salary expenses and employees’ bonuses.
Operating income and operating margin. We recorded an operating income of NT$16,194 million and an operating margin of 24.5% (operating income as a percentage of net operating revenues) in 2007 and generated operating income of NT$8,944 million (US$273.0 million) and operating margin of 14.3% in 2008. The decrease in operating margin was primarily due to a decrease in gross margin from 29.3% in 2007 to 20.7% in 2008.
Net non-operating (loss) income. Our net non-operating income decreased from NT$3,434 million in 2007 to NT$(2,420) million (US$-73.9 million) in 2008. The decrease in net non-operating income was primarily due to an increase in impairment loss of NT$3,031 million (US$92.5 million) and decrease in gain on disposal of investments of NT$2,323 million (US$70.9 million).
Income tax expense. We recognized an income tax expense of NT$2,139 million in 2007 primarily due to a large increase in income before tax. We recognized an income tax expense of NT$211 million (US$6.4 million) in 2008 primarily due to a large decrease in income before tax. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.
Net income. As a result of the factors discussed above, our net income decreased from NT$17,489 million in 2007 to NT$6,314 million (US$192.7 million) in 2008.
The Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006
Net operating revenues. Net operating revenues increased by 15.8% from NT$57,126 million in 2006 to NT$66,177 million in 2007. Net operating revenues from our packaging business increased by 16.8% from 2006 to 2007, whereas net operating revenues from our testing and other services increased by 10.1% in the same periods. These increases were primarily due to the general growth in the semiconductor industry and the increase in demand for personal computers, mobile phones, wireless networks, LCD TV and flash memory card.
Substrate base package sales increased by 9.2% from NT$29,458 million in 2006 to NT$32,180 million in 2007. The increase in substrate base package sales was attributable to an increase in sales of higher-end assembly and wafer level packaging services. In 2007, substrate base package accounted for 48.6% of our net operating revenues, down from 51.6% in 2006.
Lead-frame base package sales increased by 22.1% from NT$16,055 million in 2006 to NT$19,601 million in 2007. The increase in lead-frame base package sales was attributable to an increase in unit sales of lead-frame base package, which increased by 36.7% from 1,911.6 million units in 2006 to 2,613.4 million units in 2007. In 2007, lead-frame base package accounted for 29.6% of our net operating revenues, up from 28.1% in 2006.

Gross profit and gross margin. Our gross profit increased by 27.5% from NT$15,232 million in 2006 to NT$19,418 million in 2007. Our gross margin (gross profit as a percentage of net operating revenues) increased from 26.7% in 2006 to 29.3% in 2007. Our cost of goods sold increased by 11.6% from NT$41,894 million in 2006 to NT$46,759 million in 2007, primarily due to a significant increase in package and testing services. The increases in gross profit and gross margin were primarily due to the effective control of unit fixed cost and higher equipment utilization as a result of a significant increase in net operating income from assembling and testing services.
Operating expenses. Operating expenses increased by 7.9% from NT$2,989 million in 2006 to NT$3,224 million in 2007. Operating expenses as a percentage of net operating revenues was 5.2% and 4.8% in 2006 and 2007, respectively.
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
Operating income and operating margin. We recorded an operating income of NT$12,243 million and an operating margin of 21.5% (operating income as a percentage of net operating revenues) in 2006 and generated operating income of NT$16,194 million and operating margin of 24.5% in 2007. The increase in operating margin was primarily due to an increase in gross margin.
Net non-operating income. Our net non-operating income increased from NT$2,035 million in 2006 to NT$3,434 million in 2007. The increase in net non-operating income was primarily due to an increase in gain on disposal of investments of NT$2,240 million, partially offset by a decrease of investment income recognized under the equity method of NT$907 million.
Income tax (expense) benefit. We recognized an income tax expense of NT$949 million in 2006 primarily due to the significant increase of income from continuing operations before tax and the decrease in valuation allowance for deferred tax assets. We recognized an income tax expense of NT$2,139 million in 2007 primarily due to a large increase in income before tax. A valuation allowance has been provided against the deferred tax assets to the extent that the tax benefit will more likely than not be realized.
Net income. As a result of the factors discussed above, our net income increased from NT$13,329 million in 2006 to NT$17,489 million in 2007.
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

Liquidity
As of December 31, 2008, our primary source of liquidity was NT$18,841 million (US$575.1 million) of cash and cash equivalents. As of December 31, 2008, we had total availability under existing short-term lines of credit of NT$7,433.6 million (US$226.9 million) available from seven domestic and foreign financial institutions, of which NT$243.4 million (US$7.4 million) were used as letters of credit and guarantees. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. As of December 31, 2008, we had short-term borrowing NT$655 million (US$20.0 million) outstanding under these short-term facilities.
The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	20,250	24,423	21,605	659.5
Net cash used in investing activities	(11,827)	(5,395)	(10,555)	(322.2)
Net cash used in financing activities	(6,040)	(11,157)	(14,927)	(455.7)
Effect of exchange rate changes on cash	8	22	94	2.9

Net increase (decrease) in cash and cash equivalents	2,391	7,893	(3,783)	(115.5)

Net Cash Provided by Operating Activities
In 2008, net cash provided by operations was NT$21,605 million (US$659.5 million) compared to NT$24,423 million in 2007. The decrease in net cash provided by operating activities was primarily the result of a significant decrease in net income. Our changes in accounts receivable increased from a negative NT$2,042 million in 2007 to a NT$3,611 million (US$110.2 million) in 2008, and our changes in accounts payable decreased from NT$2,304 million in 2007 to a negative NT$1,618 million (US$49.4 million) in 2008. Our depreciation and amortization expenses increased from NT$8,169 million in 2007 to NT$9,432 million (US$287.9 million) in 2008. The increase in our depreciation and amortization expenses in 2008 compared to 2007 was due to additional equipment installed in connection with our capacity expansion program.
In 2007, net cash provided by operations was NT$24,423 million compared to NT$20,250 million in 2006. The increase in net cash provided by operating activities was primarily the result of a significant increase in net income. Our changes in accounts receivable decreased from NT$336 million in 2006 to a negative NT$2,042 million in 2007, and our changes in accounts payable increased from a negative NT$1,010 million in 2006 to NT$2,304 in 2007. Our depreciation and amortization expenses increased from NT$7,294 million in 2006 to NT$8,169 million in 2007. The increase in our depreciation and amortization expenses in 2007 compared to 2006 was due to additional equipment installed in connection with our capacity expansion program.
Net Cash Used in Investing Activities
In 2008, cash used in investing activities was NT$10,555 million (US$322.2 million) compared to NT$5,395 million in 2007. The increase in net cash used in investing activities was primarily the result of a significant decrease in proceeds from disposal of long-term investments in the amount of NT$ 0 million (US$0 million) in 2008 compared to NT$9,564 million in 2007. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2007 and 2008, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2007 and 2008, outstanding balances of prepayments for purchases of equipment amounted to NT$2,211 million and NT$651 million (US$19.9 million), respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets.

In 2007, cash used in investing activities was NT$5,395 million compared to NT$11,827 million in 2006. The decrease in net cash used in investing activities was primarily the result of a significant increase in proceeds from disposal of long-term investments in the amount of NT$9,564 million in 2007 compared to NT$91 million in 2006. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2006 and 2007, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2006 and 2007, outstanding balances of prepayments for purchases of equipment amounted to NT$1,845 million and NT$2,211 million, respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets.
Net Cash Used in Financing Activities
Net cash used in financing activities was NT$11,157 million and NT$14,927 million (US$455.6 million) in 2007 and 2008, respectively. In 2007, net cash used by financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$10,678 million and our repayment of long-term borrowings of NT$111 million. In 2008, net cash used in financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$14,775 million (US$451.0 million) in aggregate.
Net cash used in financing activities was NT$6,040 million and NT$11,157 million in 2006 and 2007, respectively. In 2006, net cash used by financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$4,579 million and our repayment of long-term borrowings of NT$5,132 million offset by the proceeds from long-term borrowings of NT$3,086 million. In 2007, net cash used in financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$10,678 million in aggregate.
Capital Resources
We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2009 is approximately NT$4,000 million (US$122.10 million), which is funded from our retained earnings. We expect that our capital expenditures in 2009 will primarily consist of purchasing equipment and improving our facilities. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. As of December 31, 2008, we had outstanding long-term borrowings of NT$3,000 million (US$91.6 million) owed to foreign and domestic financial institutions. The interest rates of these long-term borrowings dollars are at a fixed rate, which was 2.093% per year as of December 31, 2008. We did not pledge any of our assets as of December 31, 2008.
Our credit facilities for long-term borrowings include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are also required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2008, we complied with all financial covenants of existing facilities. We entered into a multiple-purpose credit facility led by Mega Bank in May 2006 in the aggregate principal amount of NT$7.0 billion for the purposes of (i) refinancing certain of our long-term indebtedness and (ii) funding our capital expenditure. This facility is a mid-term credit facility expiring in May 2011. As of December 31, 2008, we had drawn NT$3,000 million (US$91.6 million) from this credit facility to refinance our then exiting indebtedness.

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
Inflation/Deflation
The inflation rate in Taiwan was 0.6% in 2006, 1.8% in 2007 and 3.52% in 2008. We do not believe that inflation in Taiwan has had a material impact on our results of operations.
Taxation
The corporate income tax rate in Taiwan which applies to us is 25%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2004. These tax exemptions resulted in tax savings of approximately NT$1,020 million, NT$1,184 million and NT$826 million (US$25.2 million) in 2006, 2007 and 2008, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$1,050 million, NT$1,475 million and NT$858 million (US$26 million) in 2006, 2007 and 2008, respectively. In 2006, 2007 and 2008, our effective income tax rates were 12.26%, 12.87% and 12.50%, respectively.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109,” or FIN 48, effective for fiscal years ending on December 15, 2006 and thereafter, which requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. Two-step process is required for the evaluation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We adopted the provisions of FIN 48 in January 2007 and performed our evaluation pursuant to the interpretation.
US GAAP Reconciliation
Our financial statements have been prepared in accordance with R.O.C. GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 33 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on R.O.C. GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders’ equity from a R.O.C. GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to R.O.C. GAAP and US GAAP for the periods indicated.

Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under ROC GAAP	13,329	17,489	6,314	192.7
US GAAP adjustments:
Compensated absences	(13)	(13)	(2)	(0.1)
Compensation	(1,909)	(3,635)	(1,582)	(48.3)
Employee stock option	(27)	(2)	—	—
Impairment on long-term investments	29	—	(280)	(8.5)
Embedded derivative	(2,987)	(1,181)	—	—
Defined benefit pension plan-net periodic pension cost	—	7	1	—
Equity investments:
Net income variance between US GAAP and ROC GAAP	9	7	—	—
Gain on disposal of long-term investments	—	403	—	—
Total US GAAP adjustments	(4,898)	(4,414)	(1,863)	(56.9)
Taxation effect	(18)	24	(56)	(1.7)

Net income under US GAAP	8,413	13,099	4,393	134.1

Reconciliation of Consolidated Shareholders’ Equity
The following are the most significant differences between R.O.C. GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 33 to our consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Total shareholders’ equity as reported under ROC GAAP	62,936	68,908	59,314	1,810.5
US GAAP adjustments:
Compensated absences	(43)	(56)	(58)	(1.8)
Compensation	(1,294)	(1,729)	—	—
Impairment on long-term investments	(171)	—	—	—
Embedded derivative	(1,186)	—	—	—
Defined benefit pension plan	(210)	(317)	(172)	(5.3)
Equity investments:
Net income variance between US GAAP and ROC GAAP	186	—	—	—
Technology and know-how contributed to a joint venture investee	(210)	—	—	—
Adjustment for variances between net income and shareholders’ equity	(15)	—	—	—
Acquisition of Siliconware Corporation	4,874	4,874	4,874	148.8
Taxation effect	(8)	16	(40)	(1.2)

Shareholders’ equity under US GAAP	64,859	71,696	63,917	1,951.1

The following are the most significant differences between R.O.C. GAAP and US GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 33 to our consolidated financial statements included elsewhere in this annual report.

Employee Bonuses
Certain employees of our company are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with R.O.C. regulations and our articles of incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares or a combination of both. Before January 1, 2008, under R.O.C. GAAP, such bonuses are appropriated from retained earnings in the accounting period during which such shareholders’ approval is obtained If such employee bonuses are in the form of our shares, the amount charged against retained earnings is based on the par value of the shares issued. Under US GAAP, any employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and R.O.C. GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of US GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital.
Effective January 1, 2008, pursuant to R.O.C. EITF 96-052 “ Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, we no longer treat employee bonuses as a reduction of retained earnings, but as an cost/expense and related liability when we have legal obligations and could reasonably estimate such amount.
Employee Stock Option
Prior to January 1, 2006, US GAAP allowed us to use the intrinsic value prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, for measurement of stock-based compensation expense with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in SFAS No. 123 “Accounting for Stock-Based Compensation,” or SFAS 123, were used. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Effective January 1, 2006, however, we adopted SFAS No. 123(R) (Revised 2004), “Share-Based Payment” which eliminated the alternative to use Opinion 25’s intrinsic value method and required the use of the fair value method with forfeitures estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of our stock options is subject to change due to the distribution of stock dividends. We were required to measure the effects of the modification and record incremental compensation cost, if any. For the year ended December 31, 2007 and 2008, we recorded share-based compensation expenses of NT$2 million and nil, respectively.
For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We apply the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock options, which is based on our contractual term. We estimate dividend yield based on historical experience. In addition, we use the yield of Taiwan Government Bonds with a contract term equal to the expected term of the stock options as our risk-free interest rate pursuant to SFAS No. 123 (R), which requires entities based in jurisdiction outside the United States to use the implied yield of zero coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate.

Equity Investments
Our proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under R.O.C. GAAP differs from US GAAP. Any difference would be recognized if and when we sell the equity investment.
Our proportionate share of the income or loss from an equity investee may differ from our share in the investee’s equity. Under both R.O.C. GAAP and US GAAP, we are required to adjust our investment in correspondence to our pro rata share of the investee’s equity. Under R.O.C. GAAP, adjustments may include, but are not limited to, cumulative translation and unrecognized pension cost. For reconciliation to US GAAP, additional adjustments are made for the variances exclusively resulting from US GAAP, such as defined benefit pension plan pursuant to SFAS No. 158.
Under a joint venture agreement with Mosel Vitelic Inc., we contributed cash as well as technological know-how in exchange for an equity interest in ChipMOS. Under R.O.C. GAAP, we recognized as initial cost of investment for cash and the value of know-how contributed. Under US GAAP, the technological know-how transfer is not valued and not recognized as cost of investment.
Defined Benefit Pension Plan
Net periodic pension cost under US GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation the difference between US GAAP and R.O.C. GAAP is required before reaching US GAAP funding status.
Under R.O.C. GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under US GAAP, additional pension liability or asset is accrued pursuant to SFAS No. 158 (effective December 15, 2006), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of other comprehensive income.
10% Tax on Undistributed Earnings and Tax Effect of US GAAP Adjustments
Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the period during which the amount of undistributed earnings is approved by the shareholders. Under US GAAP, the 10% tax on undistributed earnings should be accrued in the period during which the earnings are generated and should be adjusted to the extent that distributions are approved by the shareholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and US GAAP.
Goodwill Acquired through Acquisition
The fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corp. on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded under R.O.C. GAAP. Under US GAAP, the acquisition has been accounted for using the purchase method of accounting, and the purchase price was determined using the market value of our shares issued in connection with the acquisition. The difference between the fair value of our shares issued in connection with the acquisition and the fair value of the net assets acquired results in goodwill. Goodwill is amortized on a straight-line basis over ten years.
In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill beginning 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2006, 2007 and 2008 and concluded that there was no impairment in these three years.

Impairment of Long-lived Assets
The R.O.C. SFAS No. 35 regarding impairment of long-lived assets is effective for financial statements issued for fiscal years ended and after December 31, 2005 and the interim periods within such fiscal years. Under both R.O.C. GAAP and US GAAP, we are required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable. Under R.O.C. GAAP, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the carrying amount of an asset is recognized as a loss in earnings. Under US GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices from the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows.
We performed periodical review for our long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. We recognized impairment losses of NT$28 million, NT$49 million and NT$43 million (US$1.3 million), respectively, on idle assets for the years ended December 31, 2006, 2007, and 2008. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and US GAAP were made for the years ended December 31, 2006, 2007, and 2008.
Impairment of Investments
Both under R.O.C. GAAP and US GAAP, we evaluate our equity investments for impairment due to declines in the market value that are considered other than temporary. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in the market value is other than temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee which resolves to liquidate or dissolve, a one-time write-off will be recorded to the extent that the estimated proceeds will be obtained and the amount of investment balance will not be recovered.
In 2005, we adopted R.O.C. SFAS 35, “Accounting for Assets Impairment”. In 2006, we evaluated equity investments for impairment under ROC GAAP and recognized impairment loss of NT$29 million for Artest, which was previously recognized under US GAAP. Therefore, the impairment loss of NT$29 million was reversed for GAAP reconciliation in 2006.
Embedded Derivatives
Under R.O.C. GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability in the amount of the proceeds received. Any discount or premium to the par value of the convertible bonds is amortized in the statement of operations by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bonds is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the common stock is recorded to additional paid-in capital. No gain or loss is recognized.
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

Stock Dividends
Under R.O.C. GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment will result in, under US GAAP, a reclassification from retained earnings to additional paid-in capital of NT$34,554 million (US$1,054.8 million) on December 31, 2008. This adjustment has no effect on our shareholders’ equity.
Marketable Securities
Prior to the adoption of R.O.C. SFAS No. 34 effective January 1, 2006, marketable equity securities and long-term equity investments in which we owned less than 20% of the voting rights of a publicly listed investee company were carried at the lower of cost or market value, and debt securities at cost. The market value of listed stocks was determined by the average closing price during the last month of the accounting period. After the adoption of R.O.C. SFAS No. 34, we are required to reclassify our equity investments into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity securities or financial assets carried at costs. Unrealized gains or losses on available-for-sale securities are reported through shareholders’ equity.
Under US GAAP SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date. We perform impairment analysis to determine whether our marketable securities suffer an other-than-temporary decline in fair value below the cost. No such impairment has been identified during the periods presented.
Calculation of EPS
In calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2006, 2007 and 2008 were 26,779,433 shares, 35,203,522 shares and 47,145,362 shares, respectively.
In computing the dilutive effect of convertible bonds when calculating net income available to common stockholders for diluted EPS, the after-tax results of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs are taken into consideration under R.O.C. GAAP. However, under US GAAP, in addition to the above three items, the after tax result of mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds is also taken into consideration. Anti-dilutive effect is considered both under R.O.C. GAAP and under US GAAP.
For the purpose of computing the dilutive effect of the employee stock options, the treasury-stock method is used. Treasury shares that may be repurchased with assumed proceeds from the exercise of employee stock options may not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under R.O.C. GAAP, the assumed proceeds are the exercise price. Under US GAAP, the assumed proceeds are the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that will be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under US GAAP is different from the one calculated under R.O.C. GAAP.

Merger between Equity-Method Investees
Under R.O.C. GAAP, we recognize our change of proportional interest in our equity-method acquired investee based on the fair value of our equity-method acquired investee’s net assets as of the acquisition date. However, under US GAAP, we recognized our change of proportional interest in our equity-method acquired investee based on the fair value of such investee’s newly issued stocks at the acquisition date.
Disposal of investment under equity method for exchange of noncontrolling ownership interest and monetary consideration
Under R.O.C. GAAP, commercial substance, the expectation of a significant change of future cash flows, is evaluated for determining whether gain on investments should be deferred. A gain is recognized only for the portion related to the monetary consideration received. However, under US GAAP, a transaction involved significant monetary consideration that is at least 25% of the fair value exchange is deemed to be a monetary exchange. Also, SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” amends the scope of Opinion 29 to exclude a transfer of assets to an entity in exchange for an equity interest in that entity. Therefore, an exchange of investment would be recorded at fair value and no gain on disposal of investment would be deferred.
Recent Accounting Pronouncements
US GAAP
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This statement will apply whenever another statement requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” to delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis until the beginning of the first quarter of 2009. Currently, we are evaluating the impact of adopting SFAS No. 157 on those assets and liabilities subject to the delay application in accordance with FSP FAS 157-2. However, we do not expect a material impact on our consolidated financial statements.
In October 2008, the FASB issued FSP FAS No.157-3, ”Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No.157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP is effective upon issuance, including prior periods for which financial statements have not been issued. No significant impact is expected on the adoption of FSP FAS No.157-3.
In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” which permits all entities to choose, on specified election dates, to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings on each subsequent reporting date. SFAS 159 is effective for an entity’s fiscal year beginning after November 15, 2007. We believe that the adoption of SFAS 159 will not have any significant impact on our financial results.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” which requires an acquirer to recognize the assets acquired, the liabilities assumed, any noncontrolling interest and contractual contingencies and contingent consideration in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred. This statement is effective for fiscal years beginning after December 15, 2008 and its effect will depend on the terms and timing of future acquisitions.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which requires that minority ownership interest be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement is effective for fiscal years beginning on or after December 15, 2008. Currently, we do not expect any significant impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of SFAS No. 133,” which requires qualitative disclosures about how and why an entity uses derivative instruments, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. The adoption of SFAS No. 161 is expected not to have any significant impact on our financial results.
In May 2008, the FASB issued FSP APB No.14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),” which requires the issuer of certain convertible debt instruments that may be settled in cash or other assets on conversion to separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s nonconvertible borrowing rate. In addition, this FSP requires bifurcation of a component of the debt, classification of that component to equity, and then accretion of the resulting discount on the debt to result in the economic interest cost reflected in the statement of operations. This FSP is effective for fiscal years and interim periods beginning after December 15, 2008 and does not permit early application. We do not expect the adoption of FSP APB No.14-1 to have any significant impact on our financial results.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” for nongovernmental entities, which imposes the GAAP hierarchy on the reporting entities, not their auditors, based on the long-standing mandate that the entity’s management, not their auditors, is responsible for selecting and applying the appropriate GAAP to their financial statements. In addition, SFAS 162 improved the GAAP hierarchy in three ways: (1) in its presentation, (2) in defining the driver for category (a), and (3) in making additions to the hierarchy. This statement is effective from 60 days following the SEC’s approval of the PCAOB amendment to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No.162 to have any significant impact on our financial results.
R.O.C. GAAP
In November 2007, the R.O.C. Accounting Research and Development Foundation issued SFAS No. 10 (revised), “Inventories,” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This statement is effective for fiscal years beginning on or after January 1, 2009. After evaluating the impact of the adoption of R.O.C. SFAS No. 10 (revised), we do not expect any significant impact on our consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”
D. Trend Information
Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2007. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
E. Off-Balance Sheet Arrangements
As of December 31, 2008, we had unused letters of credit for imported machinery and equipment in the aggregate amount of approximately NT$159 million (US$4.9 million). See note 27 to our consolidated financial statements included in this annual report. We do not engage in trading activities involving non-exchange traded contracts or enter into any other off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2008.

	Payments Due by Period
		Less Than 1			More Than 5
Contractual Obligations (1)	Total	Year	1-3 Years	4-5 Years	Years
	(in NT$ millions) (consolidated)
Long-term debt	—	—	—	—	—
Secured long-term loans	—	—	—	—	—
Unsecured long-term loans	3,000	750	2,250	—	—
Short-term loans	655	655	—	—	—
Secured bonds	—	—	—	—	—
Unsecured bonds	—	—	—	—	—
Operating leases (2)	88	10	21	20	37
Purchase obligations	—	—	—	—	—

Total contractual cash obligations	3,743	1,415	2,271	20	37

(1)	Excludes interest payments.

(2)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Hsinchu, Taiwan.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2009. The business address of our directors, supervisors and executive officers is the same as our registered address.

			Years	Principal Business Activities Performed
Name	Age	Position	with Us	Outside Our Company
Bough Lin	57	Chairman; Executive Vice President	25	Director of Phoenix Precision Technology; Director of SPIL’s subsidiaries.
Chi-Wen Tsai	61	Vice Chairman; President	25	Director of SPIL’s subsidiaries.
Wen-Lung Lin	57	Director;	4	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	54	Director; Senior Vice President	25	Director of SPIL’s subsidiary.
Wen-Jung Lin	62	Director	18	None
Jerome Tsai(1)	55	Director	4	Director of ChipMOS (Bermuda); Supervisor of Phoenix Precision Technology.
Hsiu-Li Liu	54	Independent Director(2)	18	Chairman of So Dar Investment; Director of Chi Cheng Enterprise, Li Fu Investment, More Power Electronics Corp.
Ing Dar Liu	61	Independent Director(2)	4	Director of InnoLux Display Corp., AME Inc. Chairman of Jing-Hong Investment.
Jing-Shan Aur	60	Independent Director(2)	4	None
Wen-Lung Cheng	61	Supervisor	7	Chairman of Joinwin Investment; Director of SPIL’s subsidiary; Supervisor of Gamania Digital Entertainment Co. Ltd.
Fu-Mei Tang	57	Supervisor	4	Director of Phoenix Precision Technology.
Teresa Wang(3)	53	Supervisor	7	Director of Phoenix Precision Technology; CFO of Phoenix Precision Technology.
Johnson Tien	55	Senior Vice President	15	None
Kuo-Jui Tai	46	Vice President	6	None
Chien-An Chen	59	Vice President	17	None
Chien-Hua Chen	54	Vice President	10	None
Michael Chang	47	Vice President	10	None
C.S Hsiao	50	Vice President	22	None
Yu Hu Liu	51	Vice President	24	None
Jas Hsieh	58	Vice President	5	None
Eva Chen	51	Chief Financial Officer	4	None

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Our independent directors’ independency complies with SEC’s and Nasdaq’s independency requirements.

(3)	Representing Siliconware Investment Company Ltd.
Bough Lin is our chairman and executive vice president. He has been our director since August 1984. Mr. Lin is also currently a director of Phoenix Precision Technology Corporation and a director of our subsidiaries, SPIL (B.V.I.) Holding Ltd., Siliconware Investment Co. Ltd. and Siliconware U.S.A., Inc., as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a bachelor’s degree in electronic physics. In addition, Mr. Lin is the brother-in-law of Wen-Lung Cheng, who is one of our supervisors. Mr. Lin is a cousin of Mr. Wen-Jung Lin, our director.
Chi-Wen Tsai is currently our vice chairman and president. He has been our director since August 1984. Mr. Tsai is also a director of our subsidiaries, SPIL (Cayman) Holding Ltd., Siliconware Technology (Suzhou) Ltd. and Siliconware U.S.A., Inc., as our representative. He received a bachelor’s degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.
Wen-Lung Lin has been our director since June 2005. He graduated from Taichung Commercial College in Taiwan with a bachelor’s degree. Mr. Lin is currently the chairman of Ku-Ming Investment Co..
Yen-Chun Chang is currently our senior vice president. He has been our director since August 1984. He is also currently a director of our subsidiary, Siliconware Technology (Suzhou) Ltd. as our representative. Mr. Chang graduated from Nan Tai College in Taiwan in 1976 with a bachelor’s degree in electrical engineering.

Wen-Jung Lin has been our director since June 1991. He received a bachelor’s degree in architecture from Feng Chia University in Taiwan in 1970. Mr. Lin is a cousin of Mr. Bough Lin, our chairman.
Jerome Tsai has been our director since June 2005. He received a bachelor’s degree in statistics from National Cheng Kung University and a master’s degree in technology management from National Chiao Tung University. He was previously the president of Grand Cathay Securities Co., Ltd..
Hsiu-Li Liu has been our director since June 1991 and our independent director since 2005. She received a bachelor’s degree in international trade from Ming Chuang College in Taiwan in 1975. In addition, Ms. Liu has served as the chairman of So Dar Investment Corporation.
Ing-Dar Liu has been our independent director since June 2005. He received a master’s degree in electronic from National Chiao Tung University in Taiwan. He was the vice chairman of AU Optronics Corp. in 2001.
Jing-Shan Aur has been our independent director since June 2005. He received a bachelor’s degree in National Taiwan Ocean University. He was previously the chairman of APTOS Corp..
Wen-Lung Cheng has been our supervisor since June 2002. Mr. Cheng received a bachelor’s degree in bank and insurance from Tamkang University in Taiwan in 1969. He is the brother-in-law of Mr. Bough Lin, our chairman.
Fu-Mei Tang has been our supervisor since June 2005. He is also currently a director of Phoenix Precision Technology Corporation as our representative. Mr. Tang graduated from Kuang-Hwa Technology School in Taiwan. He previously served as our chief audit officer.
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
Kuo-Jui Tai has been a vice president since 2003. Before joining us, Mr. Tai was the vice-general manager of You Li Co. Mr. Tai received a Master’s degree in industrial engineering and engineering management from Tsing Hua University.
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
C.S Hsiao has been our vice president in our research and development center since 2007. Mr. Hsiao received a bachelor’s degree in chemical engineering from Feng Chia University.
Yu Hu Liu has been our vice president in charge of our Changhua factory since 2007. Mr. Liu graduated from Lien Ho College with a bachelor’s degree in electrical engineering.
Jas Hsieh has been our vice president in Q&R Center since 2007. Mr. Hsieh received a bachelor’s degree in mechanical engineering from Feng Chia University.
Eva Chen has been our chief financial officer since 2005. Ms. Chen received a master’s degree in accounting and information technology from National Chung Cheng University in 2007.

B. Compensation of Directors, Supervisors and Executive Officers
The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2008 was NT$206.04 million (US$6.29 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.
C. Board Practices
All of our directors and supervisors were elected on June 13, 2008 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.
Audit Committee
At the date of this filing, we have three independent directors to constitute an audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASDAQ Marketplace Rule 4350. We have been in compliance with the requirements thereunder since July 27, 2005.
Differences between NASDAQ Corporate Governance Requirements and Home Country Practices
See “Item 16G.—Corporate Governance.”
D. Employees
As of December 31, 2006, 2007 and 2008, we, together with our subsidiaries, had 14,300, 16,071 and 15,762 full-time employees, respectively. Of our 15,762 full-time employees as of December 31, 2008, 14,620 were located in Taiwan, 1,070 were located in Mainland China, and 72 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.
According to R.O.C. Labor Pension Act effective since July 1, 2005, we contribute 6% of our employees’ monthly salaries to the Bureau of Labor Insurance for those employees who choose to participate in the “portable” pension schemes. For our employees who choose to apply for the pension mechanism under the Labor Standards Act, we contribute 2% of their monthly salaries to the Workers’ Retirement Reserve Funds maintained by the Bank of Taiwan.
Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees stock in the aggregate amount of 47,145,362 shares and cash bonuses of NT$1,100 million in 2008.
We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor union.

E. Share Ownership
Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of April 12, 2009, our most recent record date.

	Number of Shares	Percentage of
Name	Owned	Shares Owned

Bough Lin	66,494,075	2.11%
Chi-Wen Tsai	40,175,555	1.27%
Wen-Lung Lin	19,754,751	2.11%
Yen-Chun Chang	10,476,417	*
Wen-Jung Lin	5,711,914	*
Jerome Tsai (1)	10,051,831	*
Hsiu-Li Liu	12,251,189	*
Ing-Dar Liu	—	—
Jing-Shan Aur	146,292	*
Wen-Lung Cheng	10,133,937	*
Fu-Mei Tang	9,025,917	*
Teresa Wang (2)	36,228,732	1.15%
Johnson Tien	418,089	*
Kuo-Jui Tai	356,304	*
Chien-An Chen	473,833	*
Chien-Hua Chen	61,496	*
Michael Chang	306,560	*
C.S Hsiao	135,408	*
Yu Hu Liu	7,438,972	*
Jas Hsich	191,845	*
Eva Chen	213,164	*

*	Less than 1%.

(1)	Representing Pei-Sheng Cultural Educational Foundation.

(2)	Representing Siliconware Investment Company.
See “—D. Employees” for a description of the 2002 Employee Stock Option Plan.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information known to us concerning the record ownership of our shares as of December 31, 2007, December 31, 2008 and April 12, 2009 (our most recent record date) by (i) the ten largest shareholders of our company (as of April 12, 2009) and (ii) all directors, supervisors and executive officers as a group. Other than Citibank, as the record owner of our American Depositary Shares, we are not aware that any of our shareholders beneficially own more than 5% of our shares.

	December 31, 2007		December 31, 2008		April 12, 2009(1)
	Number of	Percentage of	Number of	Percentage of	Number of	Percentage of
Name of beneficial owner	Shares Owned	Shares Owned	Shares Owned	Shares Owned	Shares Owned	Shares Owned

Citibank(2)	618,309,437	20.15%	517,969,290	16.43%	624,143,605	19.80%
JPMorgan in Custody for Capital World Growth and Income Fund Inc.	—	—	151,319,210	4.80%	130,795,000	4.15%
National Financial Stability Fund Commission	—	—	—	—	82,255,000	2.61%
JPMorgan in Custody for Capital Income Builder Inc.	—	—	93,455,300	2.96%	80,140,300	2.54%
Bough Lin	44,746,609	1.46%	66,494,075	2.11%	66,494,075	2.11%
Citibank in Custody for Government of Singarpore Investment Corp. PFE Ltd.	42,913,044	1.40%	48,150,784	1.53%	62,594,784	1.99%
Ku-Ming Investment Company Ltd(3)	55,547,404	1.81%	56,102,878	1.78%	56,102,878	1.78%
Nan Shan Life Insurance Company Ltd.	—	—	64,847,374	2.06%	55,334,354	1.76%
Old Labor Pension Fund	—	—	—	—	54,777,907	1.74%
Chunghwa Post Co., Ltd.	—	—	44,524,157	1.41%	45,662,067	1.45%
Directors and Supervisors as a group	208,164,603	6.79%	231,704,074	7.35%	220,450,610	6.99%

(1)	Our most recent record date.

(2)	As record owner of our ADSs.

(3)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.
As of April 30, 2009, a total of 124,828,695 ADSs and 3,152,589,871 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C.. As of April 30, 2009, 624,143,605 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of April 30, 2009, 624,143,605 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Sigurd Microelectronics Corp.
For 2006 and 2007, we had total sales of packaging services to Sigurd of NT$5 million and NT$224 million, respectively. We resigned as a director of Sigurd on November 9, 2007, and Sigurd ceased to be a related party of our company.
ChipMOS Technologies Inc.
For 2006 and 2007, the amounts of purchases we made with ChipMOS were immaterial. Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS purchased, all of the common shares of ChipMOS, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. We resigned as a director of ChipMOS on March 26, 2007, and ChipMOS ceased to be a related party of our company.
Phoenix Precision Technology Corporation
We purchased semiconductor raw materials from Phoenix Precision Technology Corporation, or Phoenix Precision, totaling NT$3,101 million, NT$2,544 million and NT$2,093 million (US$63.9 million) in 2006, 2007 and 2008, respectively. The average payment period is approximately 90 days from the date of completion of service or purchase. As of December 31, 2006, 2007 and 2008, we owed NT$346 million, NT$663 million and NT$436 million (US$13.3 million), respectively, in accounts payable, to Phoenix Precision Technology.
The purchase price and payment terms for such purchases were generally comparable to those provided by non-related parties. We have followed our standard procurement policy (which is described in greater details below) in selecting our vendors, and we have evaluated the Phoenix Precision transactions from the perspective of overall compliance with those factors. We have concluded that the transactions entered into with Phoenix Precision were comparable with (and not worse than) those provided by non-related parties because the general pricing and product quality-related information regarding non-related parties’ products are generally available in the market. According to our standard procurement policy, we consider the following factors when evaluating and selecting vendors: (i) quality, (ii) cost, (iii) delivery time, (iv) customer service, and (v) technological capability to deliver products pursuant to our specifications. We chose Phoenix Precision not only because Phoenix Precision was generally competitive from the perspectives of those factors, but also because Phoenix Precision has consistently and reliably delivered individually-tailored products to us in the past, and the pricing offered by Phoenix Precision was generally competitive.
Mr. Bough Lin, our Chairman, Mr. Fu-Mei Tang and Ms. Teresa Wang, our supervisors, are directors of Phoenix Precision. Ms. Teresa Wang is also the Chief Financial Officer of Phoenix Precision. Mr. Jerome Tsai, one of our directors, is a supervisor of Phoenix Precision. Mr. Byron Chiang, one of our officers, is a supervisor of Phoenix Precision.

C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.
Litigation
See “Item 4. Information on the Company—B. Business Overview—Litigation.”
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

			Total Number of
	Cash Dividend per	Stock Dividend per	Shares Issued as	Outstanding Shares
	share	share(1)	Stock Dividend(2)	at Year End
	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870
2001	0	1.45	235,421,212	1,852,761,683
2002 (3)	0	0	—	1,853,668,683
2003 (4)	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426
2007	3.40	0.20	58,672,538	3,073,424,534
2008	4.50	0.10	30,746,975	3,152,589,871

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.

(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.

(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.

(4)	We did not declare a dividend in 2003 because our shareholders did not elect to declare such dividend, even though we generated net income in 2002.

B. Significant Changes
Our net operating revenues on a consolidated basis for the three months ended March 31, 2009 amounted to NT$9,619 million. Our net operating revenues for the first three months of 2009 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2009. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.
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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands
			of shares)
2004	42.20	19.80	20,556	7,135.00	5,255.06
2005	46.90	21.90	20,048	6,267.32	5,565.41
2006	52.50	33.70	18,554	7,823.72	6,257.80
2007	71.70	47.90	12,423	9,809.88	7,344.56
First Quarter	64.50	47.90	13,308	7,935.54	7,344.56
Second Quarter	74.10	61.20	10,867	8,939.19	7,875.42
Third Quarter	75.80	56.10	13,112	9,744.06	8,090.29
Fourth Quarter	74.20	51.90	16,861	9,809.88	7,807.39
2008	58.10	22.95	17,490	9,295.20	4,089.93
First Quarter	56.30	41.15	24,097	8,865.35	7,408.40
Second Quarter	58.10	44.00	16,060	9,295.20	7,523.54
Third Quarter	48.80	33.30	15,686	7,407.98	5,641.95
Fourth Quarter	36.80	22.95	14,859	5,764.01	4,089.93
November	33.90	23.85	14,717	4,995.06	4,089.93
December	30.60	22.95	16,847	4,694.81	4,225.07
2009 (through May 8, 2009)	46.00	25.90	19,750	6,583.87	4,259.98
First Quarter	37.45	25.90	18,230	5,390.70	4,259.98
January	31.30	25.90	15,317	4,242.61	4,789.84
February	31.00	26.05	17,674	4,592.50	4,259.98
March	37.45	29.00	20,721	5,390.70	4,425.83
April	41.50	36.40	23,228	5,997.17	5,314.45
May (through May 8, 2009)	46.00	43.00	21,774	6,583.87	6,330.40

Sources: Taiwan Stock Exchange Statistical Data 1999-2009, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.
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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	NT$	NT$	(in thousands
			of shares)
2004	6.00	2.83	1,047,141
2005	6.95	3.08	719,177
2006	7.94	4.74	1,786,700
2007	12.54	7.45	1,877,492
First Quarter	10.11	7.45	1,698,074
Second Quarter	11.52	9.56	1,776,946
Third Quarter	12.41	9.08	1,858,061
Fourth Quarter	12.54	7.85	2,176,888
2008	9.55	3.24	2,506,994
First Quarter	8.80	6.50	2,928,278
Second Quarter	9.55	7.17	1,844,209
Third Quarter	8.05	5.38	2,378,050
Fourth Quarter	5.66	3.24	2,883,350
November	5.22	3.31	2,996,400
December	4.82	3.24	2,886,255
2009 (through May 8, 2009)	8.11	3.85	2,306,541
First Quarter	6.40	3.85	2,147,803
January	4.91	3.85	2,073,945
February	4.93	4.08	1,885,495
March	6.40	4.18	2,441,486
April	7.47	5.99	2,583,195
May (through May 8, 2009)	8.11	7.28	2,952,083

Source: NASDAQ Stock Exchange.

(1)	As reported.

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
Directors
The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The last election for all of the directors and supervisors was held in June 2008. In addition, our shareholders also elect three supervisors whose duties include investigating our services and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting or when such a meeting is necessary for our benefit, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors cannot concurrently serve as our directors or officers. A person may serve as our director or supervisor in his personal capacity or as the representative of one of our shareholder entities. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Our audit committee consists of three independent auditors, including Jing-Shan Aur, Ing-Dar Liu and Hsiu-Li Liu. In order to facilitate the function of our board of directors, our audit committee and board of directors have established procedures for the complaints pursuant to Rule 10A-3(b)(3) under the Exchange Act and have established a means for communicating with the non-management members of our board of directors.

According to the R.O.C. Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors and supervisors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute no more than 1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors and supervisors hold our issued shares at the ratios as required by the regulatory authority.
Shares
As of April 30, 2009, our authorized share capital was NT$36 billion, divided into3.60 billion shares, of which NT$31.5 billion, divided into 3.15 billion shares, were issued and outstanding. We issued 40,000 option rights to employees according to our 2002 Employee Stock Option Plan. As of March 31, 2009, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of April 30, 2009. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.
New Shares and Preemptive Rights
New shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under R.O.C. law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration with, the R.O.C. SFB and the Ministry of Economic Affairs. According to the R.O.C. Company Act, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a listed company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public pursuant to the Securities and Exchange Law. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.
Shareholders
We only recognize persons registered in our register as our shareholders. We may set a record date and close our register of shareholders for specified periods to determine which shareholders are entitled to various rights pertaining to our shares.

Transfer of Shares
Under the R.O.C. Company Act, a public company, such as us, may issue individual share certificates, one master certificate or scripless shares to evidence common shares. Shares in registered form are transferred by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, Chinatrust Commercial Bank.
Shareholders’ Meetings
We are required to hold an annual ordinary shareholders’ meeting once every fiscal year and within six months after the end of each fiscal year. Our board of directors may convene an extraordinary meeting whenever the directors think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held these shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting when our board of directors do not or cannot convene a shareholders’ meeting and/or when such a meeting is necessary for our benefit. At least 15 days advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present. A distribution of cash dividends would be an example of an ordinary resolution. The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including but not limited to any amendment of our articles of incorporation, dissolution, merger or spin-off, the transfer of the whole or major part of the business or assets, removing directors or the distribution of any stock dividend, a special resolution may be adopted by the holders of at least two-thirds of our shares represented at a meeting of shareholders at which holders of at least a majority of our issued and outstanding shares are present. However, if we are the controlling company and hold not less than 90% of our subordinate company’s outstanding shares, our merger with the subordinate company can be approved by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present without shareholders’ approval.
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
Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our shares exercised by our shareholders’ proxy are subject to the proxy regulation promulgated by the R.O.C. SFB.
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
At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for their approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our net retained earnings or reserves. Dividends are paid to shareholders proportionately. Dividends may be distributed either in cash or in shares or a combination of cash and shares, as determined by the shareholders at such meeting. Distribution of stock dividends requires approvals from the R.O.C. SFB and the Ministry of Economic Affairs, as necessary.
Beginning in 2006, our articles of incorporation provide that our earnings after payment of all income taxes and deduction of any past losses shall be distributed as follows:
•	allocation of 10% of our net income as legal reserve; and
•	payment of no more than 1% of the balance after deducting the 10% legal reserve as remuneration to our directors and supervisors. The remaining amount may be distributed or reserved in a ratio of 10% and 90%, respectively, to our employees as their bonuses and to our shareholders as their dividends.
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
In addition to permitting dividends to be paid out of net income, we are permitted under the R.O.C. Company Act to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received if we do not have losses. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and is payable only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.
Acquisition of Our Shares by Us
An R.O.C. company may not acquire its own common shares except under certain exceptions provided in the R.O.C. Company Act or the R.O.C. Securities and Exchange Law.
Under the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. SFB, for the following purposes:
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
Liquidation Rights
In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the R.O.C. Company Act.
Other Rights of Shareholders
Under the R.O.C. Company Act, dissenting shareholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem all their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting shareholders may, among other things, exercise their appraisal rights by notifying us before the related shareholders’ meeting and/or by raising and registering their dissent at the shareholders’ meeting.
One or more shareholders who have held more than 3% of the issued and outstanding shares for more than one year may require our board of directors to call an extraordinary shareholders’ meeting by sending a written request to our board of directors.
In addition, the R.O.C. Company Act allows shareholders holding 1% or more of the total issued shares of a company to submit, during the period of ten days or more prescribed by the company, one proposal in writing containing no more than three hundred Chinese characters for discussion at the annual ordinary shareholders’ meeting.
Voting of Deposited Securities
A holder may direct the exercise of voting rights regarding the shares represented by the ADSs only pursuant to the deposit agreement as described below and applicable R.O.C. law. See “Risk factors—Holders of our ADSs will not have the same voting rights as the holders of our shares, which may affect the value of your investment.”
Except as described below, a holder will not be able to exercise voting rights attaching to the shares on an individual basis. According to the R.O.C. Company Act, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors and/or supervisors, be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights of the shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors and/or supervisors, which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to R.O.C. Company Act and our articles of incorporation, the election of directors and/or supervisors is by means of cumulative voting.
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
By accepting and continuing to hold ADSs or any interest therein, a holder will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable R.O.C. law.
There can be no assurance that a holder will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary for receipt of instructions to enable him to give timely voting instructions.
C. Material Contracts
Immunity Agreement with Freescale Semiconductor, Inc.
We entered into a license agreement with Motorola Inc. or Motorola, in November 1996 under which Motorola licensed to us the technology for ball grid array as well as any future technology relating to ball grid array. Under the terms of the agreement, we make royalty payments based on the number of pads or balls used in our packages. This agreement will expire in December 2010.
In April 2004, Motorola spun off its semiconductor product business into a subsidiary Freescale Semiconductor, Inc. Motorola has assigned this agreement to Freescale Semiconductor, Inc., and Freescale Semiconductor, Inc. has assumed all of its rights, duties and obligations under the agreement, in connection with the spin-off.
License Agreement with Flip Chip International, L.L.C.
We entered into a license agreement in November 1999, under which Flip Chip International licensed to us the package design technology that enables us to attach silicon dies directly to substrates using solder bumping rather than wire bonding technology. Under the terms of this agreement, we make royalty payments based on the number of bumped wafers produced. This license originally was to expire in November 2009.
In December 2008, we amended our license agreement with Flip Chip International, in which for a one-time payment, Flip Chip International granted us a perpetual license for the package design technology.

D. Exchange Controls
R.O.C. Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance or by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.
Aside from trade-related foreign exchange transactions, R.O.C. companies and resident individuals may, without foreign exchange approval, remit outside the R.O.C. foreign currency of up to US$50.0 million (or its equivalent) and US$5.0 million (or its equivalent), respectively, in each calendar year. In addition, R.O.C. companies and resident individuals may, without foreign exchange approval, remit into the R.O.C. foreign currency of up to US$50.0 million (or its equivalent) and US$5.0 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into R.O.C. by an R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by the company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.
In addition, foreign persons may, subject to certain requirements but without foreign exchange approval of the Central Bank of China, remit outside and into the R.O.C. foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including US dollars, in respect of the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.
E. Taxation
ROC Tax Considerations
The following summarizes the principal Taiwan tax consequences of owning and disposing of ADSs and shares for non-residents of Taiwan. Investors in our ADSs are advised to consult their own tax advisers as to United States, Taiwan or other tax consequences of the purchase, ownership and disposition of ADSs.
The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. The summary description applies only to a holder that is:
•	an individual who is not an R.O.C. citizen, who owns ADSs and who is not physically present in the R.O.C. for 183 days or more during any calendar year; or
•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and has no fixed place of business or other permanent establishment in the R.O.C..
Holders of ADSs are urged to consult their own tax advisors as to their particular R.O.C. tax consequences from owning the ADSs.
Dividends
Dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution, in the case of cash dividends, or on the par value of the common shares in the case of stock dividends. However, a 10% R.O.C. retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% R.O.C. tax imposed on those distributions.

Capital Gains
Under R.O.C. law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs are not regarded as a sale of an R.O.C. security and, as a result, any gains on such transactions are not subject to R.O.C. income tax.
Securities Transaction Tax
A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the R.O.C.. Transfers of ADSs are not subject to R.O.C. securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to R.O.C. securities transaction tax.
Estate and Gift Tax
R.O.C. estate tax is payable on any property within the R.O.C. of a deceased who is an individual, and R.O.C. gift tax is payable on any property within the R.O.C. donated by an individual. Estate tax is currently payable at rate of 10%. Gift tax is payable at rate of 10%. Under R.O.C. estate and gift tax laws, common shares issued by R.O.C. companies are deemed located in the R.O.C. regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.
Tax Treaty
The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands, the United Kingdom, Senegal and Sweden which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. It is unclear whether ADS holders will be considered holders of common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.
U.S. Federal Income Tax Considerations For U.S. Persons
The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that have purchased such shares or ADSs, that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the R.O.C.. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:
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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
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
In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. However, the U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of R.O.C. taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below could be affected by future actions taken by parties to whom the ADSs are released. Deposits or withdrawals of shares by U.S. holders for ADSs generally will not be subject to U.S. federal income tax.

Taxation of Dividends
Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of R.O.C. withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. In determining the net amounts withheld in respect of R.O.C. taxes, any reduction in the amount withheld on account of a R.O.C. credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.
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
Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered passive income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss or, (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
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

It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old share or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share or ADS distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.
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
If you pay any R.O.C. securities transaction tax, such tax is not treated as an income tax for U.S. federal income tax purposes, and therefore will not be a creditable foreign tax for U.S. federal income tax purposes. However, subject to limitations under the Code, such tax may be deductible. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.
Passive Foreign Investment Company
Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for 2008 and do not expect to become one in the future, although there can be no assurance in this regard.
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

Our determination that we were not a PFIC in 2008 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.
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
Inheritance and Gift Tax
Certain R.O.C. inheritance and gift taxes may be imposed on holders of ADSs. You should consult your own tax advisor regarding the effect of such taxes on your particular situation.
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
Foreign Exchange Risk
Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2008, sales in the amount of US$1,455 million were denominated in US dollars. In 2008, material purchases from our overseas vendors in the amounts of US$380.4 million and ¥9,671.2 million were denominated in US dollars and Japanese yen, respectively. As of December 31, 2008, we had certificates of deposit, bank deposits and accounts receivable denominated in US dollars of US$194.9 million. As of December 31, 2008, we also had accounts payable, bonds payable and other liabilities denominated in US dollars and the Japanese yen of US$62.6 million and of ¥2,332.1 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the US dollar and the NT dollar.

	Expected Maturity Date
Expressed in NT$ amount (in millions)	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets
Marketable Securities Time Deposit (US$)	2,010.82	—	—	—	—	—	2,010.82	2,010.82
Liabilities
Long-term Debt:
Fixed Rate (US$)	—	—	—	—	—	—	—	—
Variable Rate (US$)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
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
The table below presents annual principal amounts due and related weighted average interest rates by year of maturity for our debt obligations outstanding as of December 31, 2008.

					2013 and
Debt Obligations	2009	2010	2011	2012	thereafter
	(in millions, except percentages)
US$-denominated debt:
Fix rate	—	—	—	—	—
Interest rate	—	—	—	—	—
NT$-denominated debt:
Variable rate	—	—	—	—	—
Average interest rate	—	—	—	—	—
Fix rate	750	1,500	750	—	—
Interest rate	2.093%	2.093%	2.093%	—	—
RMB-denominated debt:
Variable rate	—	—	—	—	—
Average interest rate	—	—	—	—	—
Fair value	757	1,527	769	—	—

Item 12. Description of Securities Other Than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
As of December 31, 2008, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2008.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2008, as stated in their report included on page F-2.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Jing-Shan Aur is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”
Item 16B. Code of Ethics
We have adopted a code of ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers (our principal accounting officer). No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, which exhibit is incorporated by reference as an exhibit to this annual report, and a copy is available to any shareholder upon request. This code of ethics is also available on our website at www.spil.com.tw.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this annual report.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2007 and 2008.

	2007	2008	2008
	NT$	NT$	US$
	(in thousands)	(in thousands)	(in thousands)

Audit Fees(1)	22,220	21,980	670.9
Audit-related Fees(2)	570	380	11.6
Tax Fees(3)	3,590	3,470	105.9

Total	26,380	25,830	788.4

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards.

(3)	Tax fees include fees billed for tax compliance services and tax advice services.

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
In general, corporate governance principles for Taiwanese companies are set forth in the R.O.C. Company Act, the R.O.C. Securities and Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. NASDAQ-listed companies. Under the latest amendment to the NASDAQ Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of Rule 4350 we do not follow and the home country practices we follow.
Under the Rule 4350(c)(1), a majority of the board of directors must comprise of independent directors. We have three independent directors out of a total of nine directors on our board. Our standards in determining director independence substantially comply with the NASDAQ requirements, which include detailed tests for determining director independence. In Taiwan, in order to strengthen corporate governance of Taiwanese companies, the R.O.C. Securities and Exchange Act Article 14-2 provides that public companies may appoint independent directors in accordance with its articles of incorporation, as long as it is compliant with related requirements and regulations of the R.O.C. The government authority, however, may require a company to appoint two or more independent directors, who shall account for one-fifth or more of its total directors, depending on such company’s scale, shareholder structure, type of operations and other essential factors.
Under Rule 4350(c)(2), the company is required to have regularly scheduled meetings at which only independent directors are present. We do not hold executive sessions of non-management directors as the election of independent directors is not required by the R.O.C. Company Act. However, once our independent directors are elected, they will participate in committee meetings of which they are committee members. In particular, we expect our independent directors to serve on our audit committee. Our audit committee will meet regularly.

Rule 4350(c)(3) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under R.O.C. Company Act, which requires that the compensation of directors be approved by shareholders. In addition, we also follow Article 29 of the R.O.C. Company Act, which provides that the compensation of executive officers of the company shall be decided by resolutions adopted by the majority of the board at a meeting satisfying a quorum of more than one-half of the directors.
Under Rule 4350(c)(4), director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors or an independent nominations committee. The R.O.C. Company Act expressly grants the power of nomination to the shareholders, as well as to the board of directors. Under the R.O.C. Company Act and the interpretations thereof, candidates to serve as directors are nominated either by the board of directors prior to the shareholders’ meeting or by the shareholders during the election of the director. Therefore, the requirement of a nominations committee is in conflict with the R.O.C. Company Act. We currently follow the home country practice.
Under the Rule 4350(h), each issuer shall conduct a review of all related party transactions on an ongoing basis and all such transactions shall be approved by the company’s audit committee or another comparable independent body.
Under Rule 4350(i)(1) (A), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under the corresponding domestic requirements in the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the R.O.C. SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans. We follow the home country practice. R.O.C. law provides for specific safeguards on employee stock option grants. Options granted under the plans are subject to certain statutory volume limitations. Under the R.O.C. Company Act, the directors of a company may not receive stock options because they are not considered “employees” of the company.

PART III
Item 17. Financial Statements
We have elected to provide the financial statements and related information specified in Item 18.
Item 18. Financial Statements
The following is a list of the audited financial statements and reports of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19. Exhibit Index

Exhibit
Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 13, 2007 (English translation)

2.1
Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(1)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010)(2)

4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)(3)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(4)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(5)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.

(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(5)	Incorporated by reference to Exhibit 11.1 to our Year 2003 Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
By:	/s/ Eva Chen
	Name:	Eva Chen
	Title:	Chief Financial Officer
Date: May 18, 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
     Siliconware Precision Industries Co., Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the financial statements of ChipMOS Technologies Inc., an investee accounted for under the equity method, which statements reflect total revenues of NT$19,824,561 thousand for the year ended December 31, 2006. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ChipMOS Technologies Inc., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 34 to the consolidated financial statements.
As discussed in Note 3, commencing from January 1, 2006, the Company adopted amended Statement of Financial Accounting Standard No. 34, “Accounting for Financial Instruments", and No. 36, “Disclosure and Presentation of Financial Instruments". Commencing from January 1, 2008, the Company adopted R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C..
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
May 15, 2009

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2007	2008
	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash (Note 4)	22,624,658	18,840,965	575,121
Notes receivable, net	116,622	46,173	1,409
Accounts receivable, net (Notes 5 and 25)	11,257,006	7,290,315	222,537
Other financial assets, current (Notes 25 and 26)	688,105	464,557	14,181
Inventories (Note 6)	3,460,983	2,383,067	72,743
Deferred income tax assets, current (Note 22)	1,268,774	425,761	12,996
Other current assets — other	626,599	696,466	21,260

	40,042,747	30,147,304	920,247

Long-term Investments
Available-for-sale financial assets, noncurrent (Notes 7 and 30)	4,873,284	1,075,480	32,829
Financial assets carried at cost (Notes 8 and 30)	719,055	322,036	9,830

	5,592,339	1,397,516	42,659

Property, Plant and Equipment (Notes 10 and 25)
Cost:
Land	2,892,083	2,902,823	88,609
Buildings	9,594,035	11,435,051	349,055
Machinery and equipment	51,980,903	53,528,647	1,633,964
Utility equipment	1,023,203	1,225,810	37,418
Furniture and fixtures	819,737	829,769	25,329
Other equipment	2,087,567	2,356,471	71,931

	68,397,528	72,278,571	2,206,306
Less: Accumulated depreciation	(31,986,343)	(34,090,559)	(1,040,615)
Construction in progress and prepayments for equipment	2,211,180	651,621	19,891

	38,622,365	38,839,633	1,185,582

Other Assets
Refundable deposits	10,457	10,034	306
Deferred charges	766,713	727,025	22,192
Deferred income tax asset, noncurrent (Note 22)	527,213	2,061,567	62,929
Other assets — other (Note 11)	211,252	197,122	6,018

	1,515,635	2,995,748	91,445

TOTAL ASSETS	85,773,086	73,380,201	2,239,933

The accompanying notes are an integral part of these consolidated financial statements.
(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2007	2008
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Notes 12 and 30)	529,323	654,933	19,992
Notes payable	769	655	20
Accounts payable (Note 25)	6,430,221	4,836,163	147,624
Income tax payable (Note 22)	1,501,656	821,878	25,088
Accrued expenses	2,442,444	3,184,879	97,219
Other payables (Notes 13 and 25)	2,633,392	1,253,730	38,270
Current portion of long-term loans (Note 15)	—	749,354	22,874
Other current liabilities	141,516	164,589	5,024

	13,679,321	11,666,181	356,111

Long-term Liabilities
Long-term loans (Notes 15 and 30)	2,995,871	2,248,065	68,622

	2,995,871	2,248,065	68,622

Other Liabilities (Note 16)	189,740	151,834	4,635

Total Liabilities	16,864,932	14,066,080	429,368

Stockholders’ Equity
Capital stock (Notes 1 and 17)	30,734,245	31,525,899	962,329
Capital reserve (Note 18)
Additional paid in capital	14,456,352	14,456,352	441,280
Premium arising from merger	1,951,563	1,951,563	59,572
Other	250,709	412,296	12,585
Retained earnings (Note 19)
Legal reserve	3,340,131	5,089,066	155,344
Unappropriated earnings	17,761,366	6,453,435	196,991
Unrealized gain on available-for-sale financial assets (Note 7)	1,160,659	—	—
Cumulative translation adjustments	84,926	296,866	9,062
Net loss not recognized as pension cost (Note 16)	(37,613)	(77,172)	(2,356)
Treasury stock (Note 20)	(794,184)	(794,184)	(24,242)

Total Stockholders’ Equity	68,908,154	59,314,121	1,810,565

Commitments and Contingencies (Note 27)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	85,773,086	73,380,201	2,239,933

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues (Note 25)	57,125,920	66,177,329	62,402,934	1,904,851
Cost of Goods Sold (Note 25)	(41,893,872)	(46,758,974)	(49,456,148)	(1,509,650)

Gross Profit	15,232,048	19,418,355	12,946,786	395,201

Operating Expenses (Note 25)
Selling expenses	(717,065)	(494,598)	(942,653)	(28,775)
General and administrative expenses	(1,078,217)	(1,441,499)	(1,677,753)	(51,213)
Research and development expenses	(1,194,178)	(1,287,951)	(1,382,560)	(42,203)

	(2,989,460)	(3,224,048)	(4,002,966)	(122,191)

Operating Income	12,242,588	16,194,307	8,943,820	273,010

Non-operating Income and Gain
Interest income (Note 30)	396,461	368,610	366,086	11,175
Investment income recognized under the equity method (Note 9)	1,153,630	246,410	—	—
Gain on disposal of investments (Notes 9 and 25)	—	2,323,279	—	—
Others (Note 25)	703,427	689,309	410,581	12,533

	2,253,518	3,627,608	776,667	23,708

Non-operating Expenses and Losses
Interest expenses (Note 30)	(130,443)	(90,294)	(89,017)	(2,717)
Impairment loss (Notes 7 and 8)	(27,013)	—	(3,030,605)	(92,509)
Others (Note 25)	(61,007)	(103,129)	(76,812)	(2,345)

	(218,463)	(193,423)	(3,196,434)	(97,571)

Income from Continuing Operations Before Income Tax	14,277,643	19,628,492	6,524,053	199,147
Income Tax Expense (Note 22)	(948,574)	(2,139,141)	(210,523)	(6,426)

Net Income	13,329,069	17,489,351	6,313,530	192,721

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Basic Earnings Per Share (in dollars) (Note 23)
Net Income (Before Tax)	4.97	6.35	2.09	0.06

Net Income (After Tax)	4.63	5.66	2.03	0.06

Diluted Earnings Per Share (in dollars) (Note 23)
Net Income (Before Tax)	4.66	6.32	2.08	0.06

Net Income (After Tax)	4.36	5.63	2.01	0.06

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
							(Loss) Gain on
	Capital Stock Issued			Retained Earnings			Available-for-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	Sale Financial	Translation	Recognized as	Treasury
2006	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2006	2,328,919	23,289,193	8,853,379	1,179,104	141,053	8,241,034	(737)	(47,463)	(1,828)	(828,728)	40,825,007
Appropriation for legal reserve	—	—	—	824,390	—	(824,390)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	(91,024)	91,024	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(149,324)	—	—	—	—	(149,324)
Employees’ cash bonuses	—	—	—	—	—	(463,284)	—	—	—	—	(463,284)
Employees’ stock bonuses	26,779	267,794	—	—	—	(267,794)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(4,169,558)	—	—	—	—	(4,169,558)
Stock dividends	241,015	2,410,149	—	—	—	(2,410,149)	—	—	—	—	—
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	4,765,885	—	—	—	4,765,885
Conversion of Euro convertible bonds	277,870	2,778,697	5,692,509	—	—	—	—	—	—	—	8,471,206
Employee stock option exercised	13,174	131,741	15,729	—	—	—	—	—	—	—	147,470
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	30,645	—	—	37,300	—	—	—	—	67,945
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	—	25,187	—	—	25,187
Reversal of long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	41	—	41
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	33,178	33,178
Cash dividends from treasury stock held by subsidiary	—	—	53,391	—	—	—	—	—	—	—	53,391
Net income	—	—	—	—	—	13,329,069	—	—	—	—	13,329,069

Balance at December 31, 2006	2,887,757	28,877,574	14,645,653	2,003,494	50,029	13,413,928	4,765,148	(22,276)	(1,787)	(795,550)	62,936,213

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
							Gain (Loss) on
	Capital Stock Issued			Retained Earnings			Available-for-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	Sale Financial	Translation	Recognized as	Treasury
2007	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2007	2,887,757	28,877,574	14,645,653	2,003,494	50,029	13,413,928	4,765,148	(22,276)	(1,787)	(795,550)	62,936,213
Appropriation for legal reserve	—	—	—	1,336,637	—	(1,336,637)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	(50,029)	50,029	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(120,797)	—	—	—	—	(120,797)
Employees’ cash bonuses	—	—	—	—	—	(821,415)	—	—	—	—	(821,415)
Employees’ stock bonuses	35,204	352,035	—	—	—	(352,035)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,974,332)	—	—	—	—	(9,974,332)
Stock dividends	58,673	586,726	—	—	—	(586,726)	—	—	—	—	—
Conversion of Euro convertible bonds	80,711	807,112	1,929,508	—	—	—	—	—	—	—	2,736,620
Employee stock option exercised	11,080	110,798	(16,313)	—	—	—	—	—	—	—	94,485
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	(18,200)	—	—	—	—	—	—	—	(18,200)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	—	107,202	—	—	107,202
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(3,604,489)	—	—	—	(3,604,489)
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	1,366	1,366
Reversal of long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	1,787	—	1,787
Net loss not recognized as pension cost	—	—	—	—	—	—	—	—	(37,613)	—	(37,613)
Cash dividends from treasury stock held by subsidiary	—	—	117,976	—	—	—	—	—	—	—	117,976
Net income	—	—	—	—	—	17,489,351	—	—	—	—	17,489,351

Balance at December 31, 2007	3,073,425	30,734,245	16,658,624	3,340,131	—	17,761,366	1,160,659	84,926	(37,613)	(794,184)	68,908,154

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized
							Gain (Loss) on
	Capital Stock Issued			Retained Earnings			Available-for-	Cumulative	Net Loss Not
	Shares				Special	Unappropriated	Sale Financial	Translation	Recognized as	Treasury
2008	(Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Reserve	Earnings	Assets	Adjustments	Pension Cost	Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2008	3,073,425	30,734,245	16,658,624	3,340,131	—	17,761,366	1,160,659	84,926	(37,613)	(794,184)	68,908,154
Appropriation for legal reserve	—	—	—	1,748,935	—	(1,748,935)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(157,405)	—	—	—	—	(157,405)
Employees’ cash bonuses	—	—	—	—	—	(1,100,058)	—	—	—	—	(1,100,058)
Employees’ stock bonuses	47,145	471,454	—	—	—	(471,454)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(13,836,139)	—	—	—	—	(13,836,139)
Stock dividends	30,747	307,470	—	—	—	(307,470)	—	—	—	—	—
Employee stock option exercised	1,273	12,730	(5,335)	—	—	—	—	—	—	—	7,395
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	5,507	—	—	—	—	—	—	—	5,507
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	—	211,940	—	—	211,940
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	(1,160,659)	—	—	—	(1,160,659)
Net loss not recognized as pension cost	—	—	—	—	—	—	—	—	(39,559)	—	(39,559)
Cash dividends for treasury stock held by subsidiary	—	—	161,415	—	—	—	—	—	—	—	161,415
Net income	—	—	—	—	—	6,313,530	—	—	—	—	6,313,530

Balance at December 31, 2008	3,152,590	31,525,899	16,820,211	5,089,066	—	6,453,435	—	296,866	(77,172)	(794,184)	59,314,121

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	13,329,069	17,489,351	6,313,530	192,721
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,752,711	7,603,913	8,845,225	270,001
Amortization	541,718	564,893	586,439	17,901
Bad debts expense	11,982	8,800	271,091	8,275
Provision for (reversal of) sales allowance	(11,705)	(19,532)	120,153	3,668
Gain on disposal of investments	(82,908)	(2,323,279)	—	—
Provision for (recovery of) loss on obsolescence and decline in market value of inventories	(2,329)	18,471	9,065	277
Long-term investment income under the equity method	(1,153,630)	(246,410)	—	—
Cash dividends received from long-term investment under the equity method	175,742	—	—	—
Impairment loss	27,013	—	3,030,605	92,509
Investment loss	—	3,891	—	—
Gain on disposal of property, plant and equipment	(45,268)	(8,670)	(30,473)	(930)
Provision for loss on idle assets	27,672	48,528	43,093	1,315
Amortization of discount on long-term notes	6,537	62,790	1,548	47
Compensation interest on bonds payable	30,810	36	—	—
Foreign currency exchange (gain) loss on bonds payable	(113,157)	34,880	—	—
(Increase) decrease in assets:
Notes receivable	115,788	(75,511)	70,449	2,150
Accounts receivable	336,037	(2,042,049)	3,611,376	110,237
Other financial assets, current	131,029	53,214	248,323	7,580
Inventories	(30,214)	(635,695)	1,085,907	33,147
Deferred income tax assets	97,824	575,077	(691,318)	(21,102)
Other current assets	41,987	(132,388)	(66,688)	(2,036)
Increase (decrease) in liabilities:
Notes payable	(5,493)	769	(114)	(3)
Accounts payable	(1,009,711)	2,303,799	(1,618,261)	(49,397)
Income tax payable	794,366	554,274	(679,778)	(20,750)
Accrued expenses	561,278	221,131	737,548	22,514
Other payables	(368,631)	413,761	(312,998)	(9,554)
Other current liabilities	94,763	(64,436)	20,847	636
Other liabilities	—	9,175	928	28
Accrued pension liabilities	(3,268)	3,798	8,195	250

Net cash provided by operating activities	20,250,012	24,422,581	21,604,692	659,484

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Refund of (payment for) security deposits	9,200	(52,395)	(19,500)	(595)
(Increase) decrease of financial assets carried at cost	(687,840)	9,163	3,559	109
Purchase of available-for-sale financial assets	—	(2,523,529)	—	—
Proceeds from disposal of long-term investments	91,386	9,563,882	—	—
Acquisition of property, plant and equipment	(11,038,964)	(12,151,393)	(10,048,005)	(306,716)
Proceeds from disposal of assets	268,735	397,046	48,911	1,493
Payment for deferred charges	(468,465)	(638,421)	(540,914)	(16,512)
(Payment for) receipt of refundable deposits	(1,191)	683	479	15

Net cash used in investing activities	(11,827,139)	(5,394,964)	(10,555,470)	(322,206)

Cash flows from financing activities
Proceeds from short-term loans	331,107	73,745	687,298	20,980
Repayment of short-term loans	—	—	(603,309)	(18,416)
Repayment of long-term loans	(2,046,184)	(166,443)	—	—
Redemption of bonds payable	—	(18,945)	—	—
Receipt (repayment) of deposit-in	256,453	(340,983)	(86,331)	(2,636)
Proceeds from the exercise of employee stock option	147,470	94,485	7,395	226
Remuneration to directors and supervisors	(149,324)	(120,798)	(157,405)	(4,805)
Payment for cash dividends and employees’ bonuses	(4,579,452)	(10,677,739)	(14,774,769)	(451,000)

Net cash used in financing activities	(6,039,930)	(11,156,678)	(14,927,121)	(455,651)

Effect on foreign currency exchange	7,712	22,231	94,206	2,876

Net increase (decrease) in cash	2,390,655	7,893,170	(3,783,693)	(115,497)
Cash at the beginning of the year	12,340,833	14,731,488	22,624,658	690,618

Cash at the end of the year	14,731,488	22,624,658	18,840,965	575,121

Supplemental disclosures of cash flow information:
Cash paid for interest (excluding capitalized interest)	134,525	91,459	91,999	2,808

Cash paid for income tax	51,222	994,542	1,575,888	48,104

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	10,703,697	12,540,792	8,974,422	273,945
Add: Payable at the beginning of the year	1,662,379	1,327,112	1,716,511	52,397
Less: Payable at the end of the year	(1,327,112)	(1,716,511)	(642,928)	(19,626)

Cash paid	11,038,964	12,151,393	10,048,005	306,716

Non-cash investing and financing activities:
Convertible bonds converted to capital stock and premium
Convertible bonds converted to capital stock	2,778,697	807,112	—	—
Convertible bonds converted to paid-in capital	5,692,509	1,929,508	—	—

Converted amount of convertible bonds	8,471,206	2,736,620	—	—

Current portion of long-term loans	—	—	749,354	22,874

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
1.	History and Organization
(1)	Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. As of December 31, 2008, issued common stock was NT$31,525,899. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. As of December 31, 2008, the Company and its subsidiaries had 15,762 employees.

(2)	Consolidated subsidiaries:

			% of ownership held by the
			named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2007	2008
The Company	Siliconware Investment Company Ltd.	Investment activities	100%	100%

The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Communications and relationship maintenance with companies headquartered in North America	100%	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing service providing	100%	100%
(3)	Non-consolidated subsidiaries:

None.

(4)	Adjustments for subsidiaries with different accounting periods:

None.

(5)	Extraordinary risks from foreign subsidiaries:

None.

(6)	Material limitations for capital transfer from subsidiaries to the parent company:

None.

(7)	The parent company’s stocks held by subsidiaries:

Please refer to Note 20.

(8)	Convertible bonds and stocks issued by subsidiaries:

Please refer to Note 31.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
2.	Summary of Significant Accounting Policies
The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2008 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2007 and 2008 to the extent summarized in Note 33 to the consolidated financial statements.
The Company’s significant accounting policies are summarized as follows:
Basic of Consolidation
The Company adopted the R.O.C. Statement of Accounting Standards No. 7, “Consolidated Financial Statements”, which requires an entity to consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries are eliminated.
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
Translation of Foreign Currency Transactions on Subsidiaries’ Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars using the spot rate as of each balance sheet date for asset and liability accounts, average exchange rate for profit and loss accounts, spot rate for dividend and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries using functional currencies other than the New Taiwan dollar are included in the “cumulative translation adjustments” in stockholders’ equity.
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
Convenience Translation into US Dollars
The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2008 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$32.76 (in dollars) to US$1.00 (in dollars), the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2008. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Classification of Current and Noncurrent Assets/Liabilities
A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as noncurrent assets:
(1)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(2)	Assets held mainly for trading purposes;

(3)	Assets that are expected to be realized within twelve months from the balance sheet date;

(4)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.
B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as noncurrent liabilities:
(1)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(2)	Liabilities arising mainly from trading activities;

(3)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(4)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.
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
Long-term Investments Accounted for under Equity Method
A.	Long-term equity investments in which the Company owns at least 20% of the voting stocks of the investee companies are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company. The excess of the acquisition cost over the investee’s fair value of the identifiable net assets acquired is capitalized as goodwill and tested for impairment annually. No prior period adjustment is required for the amortization in previous years. Long-term equity investments in which the Company holds more than 50% of the voting stocks or has controlling interests over the investee companies are included in the quarterly consolidated financial statements.
B.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income over the assets’ economic service lives. Profit (loss) from sales of non-depreciable assets between the investee and the Company is recognized until such profit (loss) is realized. Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees as deferred credits classified as current or noncurrent liabilities. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
C.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.
D.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in the stockholders’ equity.

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
Bonds Payable
According to R.O.C. EITF 95-078, “Compound Financial Instrument with Multiple Embedded Derivatives Issue”, as prescribed by Accounting Research and Development Foundation, R.O.C., the Company’s accounting policies for its convertible bonds issued on or prior to December 31, 2005 are as follows:
A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of the redemption period.
B.	When a bondholder exercises his/her conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess to capital reserve; no gain or loss is recognized on bond conversion.
C.	The related issuance costs of convertible bonds are recorded as deferred charges and amortized over the period of the bonds.
D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder fails to exercise his/her redemption right upon expiration. The balance of the compensation interest payable is amortized over the period from the date following the expiration date to the maturity date using the effective interest method. However, if the fair value of common stocks, which would have been converted on the expiration date of the redemption right, is higher than the redemption price, compensation interest should be reclassified from the liability to additional paid-in capital.
E.	The convertible bonds with redemption options are classified as current or noncurrent liabilities based on the date of redemption.

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
Income Tax
A.	The Company computes its income tax based on the income before tax. In accordance with R.O.C. SFAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as deferred income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.
B.	The Company adopted R.O.C. SFAS No. 12, “Accounting for Investment Tax Credits”, in determining the investment tax credits. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.
C.	Over or under provisions of prior years’ income tax liabilities are included in the current period’s income tax expense.
D.	The Taiwan imputation tax system requires that any undistributed earnings in domestic consolidated entities be subject to an additional 10% corporate income tax, which is recognized as tax expense at the time when the stockholders resolve the distribution of retained earnings.
E.	Pursuant to the ROC Alternative Minimum Tax Act, the domestic consolidated entities are required to calculate Alternative Minimum Tax (AMT), a supplemental 10% tax on taxable income including most income that is exempted from regular income tax under various legislations, in addition to the regular tax. If the amount of alternative minimum tax is greater than that of the regular tax, the excess amount shall be reported as current tax expense.
Revenue Recognition
Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured.
Research and Development
Research and development costs are expensed as incurred.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Employee Stock Option Plan
According to R.O.C. EITF 92-070, R.O.C. EITF 92-071, R.O.C. EITF 92-072, “Accounting for Employee Stock Option Plans” as prescribed by the Accounting Research and Development Foundation, R.O.C., the Company adopts intrinsic value method for the recording of compensation expenses.
Employees’ Bonuses and Directors’ and Supervisors’ Remunerations
Effective January 1, 2008, pursuant to R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, the Company should no longer treat such bonuses and remunerations as a reduction of retained earnings but record an cost/expense and related liability when the Company has legal obligations and could reasonably estimate such amount.
Treasury Stock
A.	The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock and as a reduction of shareholders’ equity.
B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, determined by the weighted-average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve arising from treasury stock and the remainder, if any, is charged against retained earnings.
C.	Stock of the Company held by the subsidiaries is treated as treasury stock. Subsidiaries’ gain on disposal of the Company’s stock and the cash dividend income received from the Company are recorded as additional paid-in capital — treasury stock.
Earnings Per Share
A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the equivalent diluted shares had been issued at the beginning of the year and the related gain or loss incurred from the aforementioned conversion.
B.	The Company’s dilutive potential common shares are employee stock options and convertible bonds. In computing the dilutive effects of the employee stock options and convertible bonds, the Company applies the treasury stock method and if-converted method, respectively.
C.	Effective January 1, 2008, as employees’ bonuses could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonuses for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus is no longer considered a distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. However, the accounting treatment for the appropriation of employees’ bonus for 2007 earnings resolved at the stockholders’ meeting held in 2008 is still in accordance with the regulations on capitalization of employees’ bonus under paragraphs 19 and 39 of R.O.C. SFAS No. 24, “Earnings per Share”.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Impairment Loss of Non-financial Assets
A.	The Company recognizes impairment loss whenever an event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price or value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.
B.	An impairment loss recognized in prior years is reversed if the impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.
3.	Effects of Changes in Accounting Principle
A.	Effective January 1, 2006, the Company adopted the amended R.O.C. SFAS No. 1, “Conceptual Framework for Financial Accounting and Preparation of Financial Statements”, R.O.C. SFAS No. 5, “Accounting for Long-term Equity Investment”, R.O.C. SFAS No. 7, “Consolidated Financial Statements”, R.O.C. SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method” and R.O.C. SFAS No. 35, “Accounting for Assets Impairment”, which discontinued amortization of goodwill. This change of accounting principle had no effect on the financial statements.
B.	Effective January 1, 2006, the Company adopted the newly released R.O.C. SFAS No. 34, “Accounting for Financial Instruments” and R.O.C. SFAS No. 36, “Disclosure and Presentation of Financial Instruments”. As a result, the Company’s total assets and total shareholders’ equity increased by NT$9,277,206 as of January 1, 2006 with no impact on net income and earnings per share for the year ended December 31, 2006.
C.	Effective January 1, 2008, the Company adopted R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. As a result of the adoption of R.O.C. EITF 96-052, total expenses increased by NT$687,340, net income after tax decreased by NT$515,505, and basic earnings per share decreased by approximately NT$0.17 (in dollars) for the year ended December 31, 2008.
4.	Cash

	December 31,
	2007	2008
	NT$	NT$
Cash on hand and petty cash	2,029	2,068
Savings accounts and checking accounts	1,659,703	1,293,207
Time deposits	20,962,926	17,545,690

	22,624,658	18,840,965

As of December 31, 2007 and 2008, the interest rates for time deposits ranged from 1.56% to 4.90% and from 0.20% to 7.11%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
5.	Accounts Receivable, Net

	December 31,
	2007	2008
	NT$	NT$
Accounts receivable	11,326,063	7,750,698
Less: Allowance for sales discounts	(35,943)	(156,096)
Allowance for doubtful accounts	(33,114)	(304,287)

	11,257,006	7,290,315

6.	Inventories

	December 31,
	2007	2008
	NT$	NT$
Raw materials and supplies	2,876,326	2,040,999
Work in process	414,088	245,016
Finished goods	236,954	172,633

	3,527,368	2,458,648
Less: Allowance for loss on obsolescence and decline in market value of inventories	(66,385)	(75,581)

	3,460,983	2,383,067

7.	Available-for-sale Financial Assets — Noncurrent

	December 31,
	2007	2008
	NT$	NT$
Cost of listed securities	3,992,468	3,712,625
Valuation adjustment	880,816	—
Accumulated impairment loss	—	(2,637,145)

	4,873,284	1,075,480

Under the impact of global financial crisis, the Company performed evaluation of impairment toward its investments of equity securities based on R.O.C. SFAS No. 34 and recognized other-than-temporary impairment loss of NT$2,637,145 for the year ended December 31, 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
8.	Financial Assets Carried at Cost, Noncurrent

	December 31,
	2007	2008
	NT$	NT$
Unlisted securities	719,055	322,036

A.	There are no reliable quoted prices for unlisted securities, and therefore these investments are carried at cost.
B.	Global financial crisis caused a significant decrease in the net value of the financial assets carried at cost, Mega Mission Limited Partnership and Hsieh-Yong Capital Co., Ltd, held by the Company. The Company recognized impairment loss of NT$393,460 based on the proportional interests on these financial assets for the year ended December 31, 2008.
9.	Long-term Investments Accounted for Under The Equity Method
A.	Details of long-term investments in stocks are summarized as follows:

	December 31,
	2007		2008
		Percentage of		Percentage of
Investee company	Amount	ownership	Amount	ownership
	NT$		NT$
Equity method:
Double Win Enterprise Co., Ltd.	84,450	24.14%	84,450	24.14%
Less : Accumulated impairment loss	(84,450)		(84,450)

	—		—

B.	For the years ended December 31, 2006 and 2007, the Company recognized investment income of NT$1,153,630 and NT$246,410, respectively, for all other investees accounted for underthe equity method based on investees’ audited financial statements for the same period.
C.	On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc. (ChipMOS) for US$191,147. The Company recognized investment income of NT$246,410 through the date of transaction and recognized gain on disposal of investment of NT$793,492. Also, the Company acquired 14.70% of common stock ownership in ChipMOS Technologies (Bermuda) Ltd., the parent company of ChipMOS, through private stock offering for US$76,459 and reported the investment as available-for-sale financial assets, noncurrent.
D.	Due to the merger of Sigard, one of the Company’s investees originally accounted for under the equity method, with the other company in 2006, the Company’s percentage of ownership has been reduced to below 20% and the Company is unable to exercise significant influence on Sigard. The Company reclassified the investment in Sigard as available-for-sale financial assets, noncurrent. As of December 31, 2007, the Company has disposed all of its holding common shares of Sigard and recognized disposal gain of NT$208,184.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
10.	Property, Plant and Equipment

	December 31, 2007
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$
Land	2,892,083	—	2,892,083
Buildings	9,594,035	(2,577,486)	7,016,549
Machinery and equipment	51,980,903	(27,322,744)	24,658,159
Utility equipment	1,023,203	(488,759)	534,444
Furniture and fixtures	819,737	(453,303)	366,434
Other equipment	2,087,567	(1,144,051)	943,516
Construction in progress and prepayments for equipment	2,211,180	—	2,211,180

	70,608,708	(31,986,343)	38,622,365

	December 31, 2008
		Accumulated
	Cost	depreciation	Book value
	NT$	NT$	NT$
Land	2,902,823	—	2,902,823
Buildings	11,435,051	(3,224,764)	8,210,287
Machinery and equipment	53,528,647	(28,564,096)	24,964,551
Utility equipment	1,225,810	(560,254)	665,556
Furniture and fixtures	829,769	(479,881)	349,888
Other equipment	2,356,471	(1,261,564)	1,094,907
Construction in progress and prepayments for equipment	651,621	—	651,621

	72,930,192	(34,090,559)	38,839,633

For the years ended December 31, 2006, 2007 and 2008, total interest expense amounted to NT$131,404, NT$94,754 and NT$89,017, respectively, of which NT$961, NT$4,460 and nil was capitalized to property, plant and equipment. The interest rate used to calculate the capitalized interest was both 6.156 % for the years ended December 31, 2006 and 2007.
11.	Other Assets — Other
The land previously registered under an officer’s name amounting to NT$108,087 was transferred under the title of the Company on April 19, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
12.	Short-term Loans

	December 31,
Nature of loans	2007	2008
	NT$	NT$
Credit loans	529,323	654,933

Interest rates	5.99%~7.00%	3.61%

13.	Other Payables

	December 31,
	2007	2008
	NT$	NT$
Payables for equipment	1,716,511	642,928
Other payables	916,881	610,802

	2,633,392	1,253,730

14.	Bonds Payable
A.	On January 28, 2002, the Company issued five-year (from January 28, 2002 to January 28, 2007) zero coupon Euro convertible bonds amounting to US$200,000 listed on the Luxembourg Stock Exchange. All of the convertible bonds issued in 2002 have been converted into common stocks, redeemed, or retired after being repurchased from the market as of March 31, 2007.
B.	On February 5, 2004, the Company issued five-year (from February 5, 2004 to February 5, 2009) zero coupon Euro convertible bonds amounting to US$200,000 listed on the Luxembourg Stock Exchange. All of the convertible bonds issued in 2004 have been converted into common stocks or redeemed as of September 30, 2007.
15.	Long-term Loans

		December 31,
Nature of loans	Repayment period	2007	2008
		NT$	NT$
Commercial papers	Repayable in 4 semi-annual installments from November 2009	3,000,000	3,000,000
Less: Discount on commercial paper		(4,129)	(2,581)

		2,995,871	2,997,419
Less: Current portion of long-term loans		—	(749,354)

		2,995,871	2,248,065

Interest rates		2.093%	2.093%

The loan agreements require, among other things, the maintenance of certain specific financial ratios and consent obtained from the majority banks on certain covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
16.	Pension Plan and Net Periodic Pension Cost
A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005 and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% (5% before July 2005) of the employees’ monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the custodian, which acquired the Central Trust of China on July 1, 2007. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units.
B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net pension periodic costs amounting to NT$245,742, NT$275,976 and NT$312,441 were recognized for the years ended December 31, 2006, 2007 and 2008, respectively.
C.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to R.O.C. SFAS No. 18:
(1)	Assumptions used in actuarial calculations for the years ended December 31, 2006, 2007 and 2008:

	For the years ended December 31,
	2006	2007	2008
Discount rate	3.25%	2.75%	2.20%

Long-term rate of compensation increase	2.00%	2.00%	1.00%

Expected rate of return on plan assets	3.25%	3.00%	2.50%

	December 31,
	2007	2008
	NT$	NT$
Vested benefit	(39,213)	(47,463)

Vested benefit obligation	(34,739)	(44,852)

Accumulated benefit obligation	(1,130,091)	(1,249,343)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(2)	Changes in benefit obligation for the years ended December 31, 2007 and 2008:

	For the years ended December 31,
	2007	2008
	NT$	NT$
Projected benefit obligation at the beginning of the year	(1,346,909)	(1,620,782)
Service cost	(36,639)	(36,001)
Interest cost	(43,775)	(45,252)
Plan amendments	—	59,238
(Loss) gain on projected benefit obligation	(198,886)	77,386
Benefit paid	5,427	20,680

Projected benefit obligation at the end of the year	(1,620,782)	(1,544,731)

(3)	Changes in plan assets during the years ended December 31, 2007 and 2008:

	For the years ended December 31,
	2007	2008
	NT$	NT$
Fair value of plan assets at the beginning of the year	981,249	1,059,039
Actual return on plan assets	28,022	38,553
Employer contributions	55,195	53,625
Benefits paid	(5,427)	(20,680)

Fair value of plan assets at the end of the year	1,059,039	1,130,537

(4)	Funded status at December 31, 2007 and 2008:

	December 31,
	2007	2008
	NT$	NT$
Fair value of plan assets	1,059,039	1,130,537
Projected benefit obligation	(1,620,782)	(1,544,731)

Funded status	(561,743)	(414,194)
Unrecognized transition assets	(2,738)	(1,825)
Prior service cost	—	(57,814)
Unrecognized net actuarial loss	531,042	432,199
Additional pension liability	(37,613)	(77,172)

Accured pension cost	(71,052)	(118,806)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Components of net periodic cost for the years ended December 31, 2006, 2007 and 2008:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
Service cost	37,095	36,639	36,001
Interest cost	38,802	43,775	45,252
Expected return on plan assets	(29,430)	(31,891)	(32,470)
Amortization of unrecognized net transition assets	(913)	(913)	(913)
Amortization of prior service cost	—	—	(1,424)
Amortization of unrecognized loss	7,408	11,388	15,374

Net periodic cost	52,962	58,998	61,820

D.	Siliconware USA, Inc. has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from Siliconware USA, Inc. to its employees’ individual pension accounts. The contribution in accordance with the Plan amounted NT$7,312, NT$8,188 and NT$8,812, respectively, for the years ended December 31, 2006, 2007 and 2008.
E.	Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations. The contributions are recorded as pension expense.
17.	Capital Stock
A.	As of December 31, 2008, the authorized capital of the Company was NT$36,000,000, represented by 3,600,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2008, issued common stock was NT$31,525,899.
B.	On June 13, 2008, the stockholders of the Company resolved to capitalize the unappropriated earnings of NT$307,470 and the employee bonus of NT$471,454 by issuing 77,892 thousand new shares. Registration for the capitalization has been completed.
C.	The Company issued NT$1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2008, the outstanding ADSs amounted to 124,618,327 units. Major terms and conditions of the ADSs are summarized as follows:
(1)	Voting Rights

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

For the years ended December 31, 2006, 2007 and 2008, details of the employee stock option granted, exercised and canceled and exercise price of the employee stock option are as follows: (Numbers of options are presented in thousands)

		Weighted
		average
	Number	exercise price
	of options	(in dollars)
		NT$
Outstanding options at January 1, 2006	26,348	11.95
Exercised	(13,174)	11.23
Forfeited/cancelled	(543)	11.07

Outstanding options at December 31, 2006	12,631	9.25
Exercised	(11,080)	5.74
Forfeited/cancelled	(37)	5.78

Outstanding options at December 31, 2007	1,514	5.83
Exercised	(1,273)	5.81
Forfeited/cancelled	(241)	5.97

Outstanding options at December 31, 2008	—

18.	Capital Reserve
A.	According to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.
B.	According to the Company Law of the R.O.C., the capital reserve is allowed to be transferred to capital one year after the registration of capitalization is approved.
19.	Retained Earnings
A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:
(1)	Pay all taxes and duties;
(2)	Offset prior years’ operating losses, if any;

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;
(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.
(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.
B.	Among the total dividend distributed, at least 50% is distributed as cash dividend and the rest as stock dividend. The appropriation of the profit is subject to the resolution adopted by the Board and approval by the shareholders.
C.	Legal reserve can only be used to offset deficits or increase capital. The legal reserve can be used to increase capital when and only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the legal reserve.
D.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments, such as cumulative foreign currency translation adjustment and unrealized loss on available-for-sale financial assets. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on available-for-sale financial assets no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.
E.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2008, the undistributed earnings derived on or after January 1, 1998 was NT$6,453,435.
F.	As of December 31, 2008, the balance of stockholders’ imputation tax credit account of the Company was NT$58,619. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2008 is 9.07%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in the following year is approximately 13.56%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend allocation date.
G.	The distributions of 2005, 2006 and 2007 dividends had been resolved at the stockholders’ meetings on June 12, 2006, June 13, 2007 and June 13, 2008, respectively. Details are summarized below:

	2005		2006		2007
		Dividends		Dividends		Dividends
	Amount	per share	Amount	per share	Amount	per share
	NT$	(in NT dollars)	NT$	(in NT dollars)	NT$	(in NT dollars)
Stock dividends	2,410,149	0.96	586,726	0.20	307,470	0.10
Cash dividends	4,169,558	1.66	9,974,332	3.35	13,836,139	4.50

	6,579,707	2.62	10,561,058	3.55	14,143,609	4.60

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Any information in relation to the Company’s earnings distribution after the shareholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.
H.	According to the Articles of Incorporation of the Company, the Company accrued NT$630,518 as employees’ bonuses and NT$56,822 as directors’ and supervisors’ remunerations, respectively, which were accrued based on 10% and 1% of net income after considering the required capital reserve. If the Company distributes stocks as employees’ bonus, shares of the distributed stocks will be calculated based on the closing price one day before the stockholders’ meeting considering the effect of ex-right and ex-dividend and the Company will recognize it in operating cost / expense. If the actual amount of distributed stocks is different from the estimation, the Company should adjust the difference to the income/loss in the next year.
I.	The Company’s earnings distributions of 2007 for employee bonuses and directors’ and supervisors’ remunerations were as follow:

The amount of the actual
earnings distributions
approved by shareholders in 2008
NT$
(a) The amount of the retained earnings distributed
1. Employees’ cash bonuses	1,100,058

2. Employees’ stock bonuses
(i) Shares (in thousands of shares)	47,145

(ii) Amount	471,454

(iii) As a percentage of outstanding common shares	1.53%

3. Directors’ and supervisors’ remunerations	157,405

(b) Informations regarding earnings per common share (in dollors)
1. Original earnings per common share (Note 1)	5.80

2. Adjusted earnings per common share (Note 2)	5.22

Note 1:	Not retroactively adjusted by the common shares issued on capitalization of earnings in 2008.

Note 2:	Adjusted earnings per share = (Net income — Employees’ bonuses — Remunerations to directors and supervisors) / Weighted average oustanding common shares.
20.	Treasury Stock

As of December 31, 2007 and 2008, Siliconware Investment Company Ltd., the subsidiary of the Company, holds 35,870 and 36,229 thousand shares of the Company’s stock, with book value of NT$22.14 (in dollars) and NT$21.92 (in dollars) per share, respectively. The closing prices of the Company’s stock were NT$58.3 (in dollars) per share and NT$28.0 (in dollars) per share as of December 31, 2007 and 2008, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
21.	Impairment of Assets

	Impairment loss on long-term investment
	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
Recognized in income statement	27,013	—	3,030,605

A.	For the year ended December 31, 2006, Siliconware Investment Company Ltd. and SPIL (B.V.I) Holding Limited, subsidiaries of the Company, recognized a total amount of impairment loss of NT$27,013 after evaluation of impairment toward its investments of equity securities.
B.	Under the impact of global financial crisis, the Company performed evaluation of impairment toward its investments of equity securities and recognized other-than-temporary impairment loss of NT$2,637,145 for the year ended December 31, 2008. In addition, Siliconware Investment Company Ltd., subsidiary of the Company, recognized a total amount of impairment loss of NT$393,460 based on the proportional interests on these financial assets for the year ended December 31, 2008.
22.	Income Tax

The Company and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense is as follows:

	As of and for the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate (25%)	3,613,846	5,007,546	1,578,720
Tax exempt income and other permanent differences	(1,518,940)	(2,007,161)	(566,347)
Investment tax credits	(1,147,432)	(931,664)	(863,441)
Changes in valuation allowance for deferred income tax assets	(28,798)	25,673	63,330
Under (over) provision from prior years	29,898	11,191	(1,739)
Additonal 10% tax on undistributed earnings	—	33,556	—

Income tax expense	948,574	2,139,141	210,523
Adjustments:
Net change of deferred income tax assets	(102,987)	(575,108)	690,683
Decrease (increase)in income tax payable	127,778	(9,725)	(33,987)
Prepaid and withholding tax	(49,487)	(52,652)	(52,796)
Subsidiary’s tax refund receivable	6,899	—	7,455

Income tax payable	930,777	1,501,656	821,878

Income tax payable (refund receivable) carried over from prior year	16,605	(17,728)	—

A.	For the years ended December 31, 2006, 2007 and 2008, significant portion of the permanent differences are derived from the income tax exemption of capital gain resulted from the security transactions, long-term investment income (loss) accounted for under the equity method, and the revenue from assembly of certain integrated circuit products exempted from income tax.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	As of December 31, 2007 and 2008, deferred income tax assets and liabilities were as follows:

	December 31,
	2007	2008
	NT$	NT$
Deferred income tax assets, current	1,273,935	425,761
Valuation allowance for deferred income tax assets	(5,161)	—

	1,268,774	425,761

Deferred income tax assets, noncurrent	864,466	2,460,298
Deferred income tax liabilities, noncurrent	(147,425)	(142,017)

	717,041	2,318,281
Valuation allowance for deferred income tax assets	(189,828)	(256,714)

	527,213	2,061,567

C.	The details of deferred income tax assets and liabilities as of December 31, 2007 and 2008 were as follows:

	December 31,
	2007		2008
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	80,413	20,103	111,894	27,974
Unrealized sales allowance	35,943	8,986	156,097	39,024
Unrealized foreign exchange loss	4,137	1,034	155,016	38,754
Allowance for doubtful accounts	—	—	233,422	58,355
Others	6,606	1,651	6,614	1,654
Loss carryforwards	20,643	5,161	—	—
Investment tax credits		1,237,000		260,000

		1,273,935		425,761
Allowance for deferred income tax assets		(5,161)		—

		1,268,774		425,761

Noncurrent
Temporary difference
Unrealized loss on long-term investments	66,044	16,511	2,277,036	569,259
Depreciation expense	(589,700)	(147,425)	(568,069)	(142,017)
Unrealized asset — intercompany profit	—	—	21,933	5,483
Unrealized loss on idle assets	296,798	74,199	336,348	84,087
Others	2,618	655	4,321	1,080
Loss carryforwards	95,338	23,834	219,118	27,390
Investment tax credits		749,267		1,772,999

		717,041		2,318,281
Allowance for deferred income tax assets		(189,828)		(256,714)

		527,213		2,061,567

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Valuation allowance for deferred income tax assets relates primarily to allowance for investment tax credits from qualifying research and development expenditure and unrealized loss of holding long-term investments.
D.	The income tax returns of the Company and its subsidiary, Siliconware Investment Company Ltd., have been assessed and approved by the Tax Authority through 2006.
E.	According to the Income Tax Law of the Peoples Republic of China for Enterprises with Foreign Investment and Foreign Enterprises , Siliconware Technology (Suzhou) Limited is entitled to two years’ exemption from income taxes followed by three years of a 50% tax reduction, i.e., the tax rate of 7.5%, commencing from the first cumulative profit-making year net of loss carryforwards. In addition, any foreign investor of an enterprise with foreign investment which reinvests its share of profit obtained from the enterprise directly into that enterprise by increasing its registered capital, or uses the profit as capital investment to establish other enterprises with foreign investment to operate for a period of not less than five years shall, upon approval by the tax authorities of an application filed by the investor, be refunded 40% of the income tax already paid in relation to the reinvested amount. Effective January 1, 2008, the Income Tax Law of the Peoples Republic of China has adopted the corporate income tax rate of 25% and required the commencement of two years’ exemption from income taxes followed by three years of a 50% tax reduction in 2008. In addition, the favorable tax treatment of 40% tax refund aforementioned was canceled effective 2008.
F.	As of December 31, 2008, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	1,902,777	1,052,708	2009 to 2012
Qualifying research and development expenditure	980,291	980,291	2009 to 2012

	2,883,068	2,032,999

G.	As of December 31, 2008, the unused loss carryforwards of Siliconware Technology (Suzhou) Ltd. were as follows:

	Deductible	Expiration
Years of loss incurred	amount	years	Status
	NT$
2005	12,414	2010	Assessd amount
2006	14,976	2011	Assessd amount

	27,390

H.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 1999, 2000, 2004, 2005 and 2006, which is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for five-year periods from 2004, 2006, and 2008, respectively. The five-year income tax exemptions will expire in December 2008, 2010, 2012, and May 2013, respectively. Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
23.	Earnings Per Share

	For the year ended December 31, 2006
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	14,277,643	13,329,069	2,873,489	4.97	4.63

Dilutive effect of employee stock option	—	—	13,381
Dilutive effect of 3rd Euro convertible bonds	22,562	33,421	178,497

Diluted earnings per share	14,300,205	13,362,490	3,065,367	4.66	4.36

	For the year ended December 31, 2007
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	19,628,492	17,489,351	3,092,309	6.35	5.66

Dilutive effect of employee stock option	—	—	3,624
Dilutive effect of 3rd Euro convertible bonds	51,606	51,365	19,416

Diluted earnings per share	19,680,098	17,540,716	3,115,349	6.32	5.63

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2008
			Weighted
			average
	Income		outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	6,524,053	6,313,530	3,115,321	2.09	2.03

Dilutive effect of employee bonuses	—	—	24,125
Dilutive effect of employee stock option	—	—	13

Diluted earnings per share	6,524,053	6,313,530	3,139,459	2.08	2.01

A.	The weighted average treasury stock held by the subsidiary has been deducted in the calculation of weighted average outstanding common stock for the years ended December 31, 2006, 2007 and 2008. The basic and diluted earnings per share for the years ended December 31, 2006 and 2007 were retroactively adjusted for all subsequent stock dividends and employees’ stock bonus.

B.	Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus is no longer considered a distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. However, the accounting treatment for the appropriation of employees’ bonus for 2007 earnings resolved at the stockholders’ meeting held in 2008 is still in accordance with the regulations on capitalization of employees’ bonus under paragraphs 19 and 39 of R.O.C. SFAS No. 24, “Earnings per Share”.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
24.	Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2006
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	5,280,258	1,337,313	6,617,571
Labor and health insurance	414,906	104,812	519,718
Pension expense	245,299	60,541	305,840
Other	597,393	102,805	700,198

	6,537,856	1,605,471	8,143,327

Depreciation	6,579,537	173,174	6,752,711

Amortization	358,635	167,361	525,996

	For the year ended December 31, 2007
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	5,776,433	1,361,554	7,137,987
Labor and health insurance	442,716	102,638	545,354
Pension expense	274,920	68,238	343,158
Other	603,523	133,000	736,523

	7,097,592	1,665,430	8,763,022

Depreciation	7,371,429	232,484	7,603,913

Amortization	419,864	135,209	555,073

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2008
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	6,586,012	1,766,164	8,352,176
Labor and health insurance	495,590	109,989	605,579
Pension expense	309,474	73,599	383,073
Other	547,882	124,923	672,805

	7,938,958	2,074,675	10,013,633

Depreciation	8,632,102	213,123	8,845,225

Amortization	478,892	104,733	583,625

25.	Related Party Transactions
1.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
Phoenix Precision Technology Corporation	The Company holds directorship
Sigurd Microelectronics Corporation	The Company holds directorship (Note 1)
ChipMOS Technologies Inc.	Investee company accounted for under the equity method (Note 2)
Hai-Feng Fundation	Same chairman of the board of the directors
Pei-Sheng Fundation	Same chairman of the board of the directors

Note 1:	The Company resigned its position as a director on November 9, 2007. The named company ceased to be a related party of the Company.

Note 2:	The Company disposed all of its ownership on March 27, 2007. The named company ceased to be a related party of the Company.
2.	Significant Transactions with Related Parties:
(1)	Sales

	For the years ended December 31,
	2006		2007		2008
		% of		% of		% of
	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Sigurd Microelectronics Corporation	5,217	—	223,991	—	—	—

The sales prices and payment terms provided to related party were generally comparable to those provided to non-related parties. The average collection period is approximately three months from the date of sales, which is comparable to those provided to non-related parties.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(2)	Purchases

	For the years ended December 31,
	2006		2007		2008
		% of net		% of net		% of net
	Amount	purchase	Amount	purchase	Amount	purchase
	NT$		NT$		NT$
Phoenix Precision Technology Corporation	3,100,909	13	2,544,206	9	2,093,426	8
Others	83	—	—	—	—	—

	3,100,992	13	2,544,206	9	2,093,426	8

The purchase prices provided by Phoenix Precision Technology Corporation were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase, which is comparable to those provided by non-related parties.
(3)	Accounts payable

	December 31,
	2007		2008
		% of		% of
		accounts		accounts
	Amount	payable	Amount	payable
	NT$		NT$
Phoenix Precision Technology Corporation	662,731	10	435,777	9

(4)	Other Expenses / Other Payables

	As of and for the years ended December 31,
	2006		2007		2008
	Other	Other	Other	Other	Other	Other
	expenses	payables	expenses	payables	expenses	payables
	NT$	NT$	NT$	NT$	NT$	NT$
Others	12,153	4,807	16,839	3,489	12,284	1,733

The purchase prices and payment terms provided by related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase, which is comparable to those provided by non-related parties.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Other Incomes / Other Receivables

	As of and for the years ended December 31,
	2006		2007		2008
	Other	Other	Other	Other	Other	Other
	incomes	receivables	incomes	receivables	incomes	receivables
	NT$	NT$	NT$	NT$	NT$	NT$
Others	12,614	11,288	136	—	—	—

For the lease transaction, the leasing terms are generally comparable to those provided in an arm’s-length transaction. The average collection period is one month and no significant differences exist between the above leasing contract and others prevailing in the market.
(6)	Property Transaction

	For the year ended December 31, 2007
				Loss on disposal of
	Name of the	Transaction		property, plant and
	property	amount	Book value	equipment
		NT$	NT$	NT$
Pei-Sheng Fundation	Land	132,391	159,740	(27,349)
	Buildings	49,336	54,610	(5,274)

		181,727	214,350	(32,623)

For the years ended December 31, 2006 and 2008: None.
(7)	Salaries / Remunerations Paid to Directors, Supervisors, and Managements

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
Salary	43,039	53,669	53,917
Remuneration / Compensation	13,084	16,016	14,178
Operating expenses	5,537	588	474
Earnings distribution	410,975	462,362	137,475

	472,635	532,635	206,044

i.	Salary includes base salary, job allowance, retirement pension, and etc.

ii.	Compensation includes various kinds of bonuses, other financial incentives, and etc.

iii.	Operating expenses include transportation fare, dormitory, and other kinds of practical subsidies.

iv.	Earnings distribution means directors’ and supervisors’ remunerations and employees’ bonuses recognized for the current period.

v.	Please refer to the Company’s annual report to stockholders for other related information.
(8)	Other Transactions
On March 27, 2007, the Company sold its common stock ownership of 42,696 thousand shares back to ChipMOS Technologies Inc. for NT$1,053,704 and recognized gain on disposal of investment in the amount of NT$132,910.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
26.	Assets Pledged as Collaterals
As of December 31, 2007 and 2008 the following assets have been pledged as collaterals against certain obligations of the Company:

	December 31,
	2007	2008	Subject of collateral
	NT$	NT$
Assets
Time deposits (shown as other financial assets, current)	259,100	278,600	Guarantees for custom duties

27.	Commitments and Contingencies
A.	As of December 31, 2008, the Company and its subsidiaries’ issued but unused letters of credit for imported machinery and equipment was approximate NT$158,952.
B.	The Company entered into several contracts with six foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees based on the total number of certain products sold. Contracts are valid through January 2010, December 2010, January 2011, March 2012, November 2014, and May 2018, respectively. One of the contracts is valid until all patents included in the contract expire and until both parties agree to terminate the contract.
C.	On March 1, 2006, the Company was informed of a lawsuit brought by Tessera in the United States District Court for the Northern District of California against it, its subsidiary, Siliconware USA, Inc., and five other semiconductor companies and their subsidiaries (California Litigation). Tessera alleged that some of our packaging services have infringed patents owned by Tessera and that we breached a license agreement with Tessera. In May 2007, the parties stipulated to a stay pending a final determination of an investigation (605 case) directed against other parties (including certain co-defendants in the California Litigation) conducted by the International Trade Commission (ITC). Pursuant to the stipulation, the court stayed the litigation.
Beginning in February 2007, the Company filed in the U.S. PTO requests for reexamination of five Tessera’s patents, four of which Tessera had asserted against us in California Litigation. The PTO has issued either office actions or action closing prosecution rejecting all of the asserted patent claims on the ground that they are invalid in view of certain prior art. Tessera is contesting these rejections and the USPTO has not made a final decision.
On April 21, 2008, Tessera filed a complaint with ITC pursuant to 337 of the Tariff Act of 1930 against us, our subsidiary Siliconware USA, Inc., and other semiconductor companies, alleging infringement of patents all of which are being litigated in California Litigation and reexamined in USPTO. The ITC instituted the investigation (649 case) on May 21, 2008. On February 10, 2009, the ITC orderd to stay the 649 case pending the final determination of the 605 Case. On March 12, 2009, Tessera requested that the ITC terminate the 649 Investigation. As of May [__ ], 2009, neither the Administrative Law Judge nor the ITC has acted on Tessera’s request to terminate.
Because litigation is inherently unpredictable, the Company is unable to accurately predict the ultimate outcome and to assess the potential liability arising out of Tessera’s claim.
28.	Significant Disaster Loss
None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
29.	Significant Subsequent Event
One of the Company’s investees, Phoenix Precision Technology Corporation (“PPT”), announced that the board of directors of PPT and Unimicron Technology Corporation (“Unimicron”) passed the resolution of the merger between PPT and Unimicron on March 20, 2009. Unimicron, the surviving entity, will merge PPT, the dissolved entity, upon the closing of such merger with an expected share swap ratio of one share of PPT to 0.6 share of Unimicron. The expected acquisition date would be December 1, 2009.
30.	Other
A.	Fair Values of Financial Instruments:

	December 31,
	2007			2008
		Fair Value			Fair Value
			Estimated			Estimated
		Quotation in an	using a		Quotation in an	using a
	Book Value	active market	valuation	Book Value	active market	valuation
	NT$	NT$	NT$	NT$	NT$	NT$
Non-derivative financial instruments:
Financial assets
Financial assets with book value equal to fair value	34,696,848	—	34,696,848	26,652,044	—	26,652,044
Available-for-sale financial assets, noncurrent	4,873,284	4,873,284	—	1,075,480	1,075,480	—
Financial assets carried at cost, noncurrent	719,055	—	—	322,036	—	—

	40,289,187	4,873,284	34,696,848	28,049,560	1,075,480	26,652,044

Financial liabilities
Financial liabilities with book value equal to fair value	13,777,435	—	13,777,435	10,837,281	—	10,837,281
Long-term loans	2,995,871	—	2,993,416	2,997,419	—	3,053,716

	16,773,306	—	16,770,851	13,834,700	—	13,890,997

Methods and assumptions used to estimate the fair values of financial instruments are as follows:
(1)	Financial assets and liabilities with book value equal to fair value are cash, notes receivable, accounts receivable, other financial assets — current, refundable deposits, short-term loans, notes payable, accounts payable, income tax payable, accrued expenses, other payables, other current liabilities and other liabilities — others because of their short maturities.
(2)	Available-for-sale financial assets, noncurrent are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.
(3)	Financial assets carried at cost, noncurrent are recorded at costs due to the lack of quoted market prices derived from the active market and the reasonable measurement for the fair value.
(4)	The fair value of long-term loans, including current portion of long-term loans, is estimated by the discounted future cash flows. The discount rates of 2.307% and 1.011% for 2007 and 2008, respectively, are based on the interest rate of the similar long-term loan, which the Company would have acquired.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	Financial assets and liabilities with the risk of interest rate fluctuation:
As of December 31, 2007 and 2008, the Company’s financial assets with fair value risk of interest rate fluctuation were NT$21,222,026 and NT$17,824,290, respectively. As of December 31, 2007 and 2008, financial liabilities with fair value risk of interest rate fluctuation were NT$3,525,194 and NT$3,652,352, respectively. As of December 31, 2007 and 2008, the Company did not have financial assets and liabilities with cash flow risk of interest rate fluctuation.
C.	Financial assets and liabilities whose changes in fair value are not recognized in earnings:
The Company’s interest income from financial assets whose changes in fair value were not recognized in earnings were NT$368,610 and NT$366,086, respectively, for the years ended December 31, 2007 and 2008. The Company’s interest expenses from financial liabilities whose changes in fair value were not recognized in earnings were NT$90,294 and NT$89,017, respectively, for the years ended December 31, 2007 and 2008. Available-for-sale financial assets are measured at fair value at balance sheet date. For the years ended December 31, 2007 and 2008, balance of the adjustment to the shareholders’ equity due to changes in fair value were NT$2,085,514 and NT$(3,797,804), respectively. Unrealized gain (loss) on available-for-sale financial assets reclassified from equity to current earnings was NT$1,519,146 and NT$(2,637,145) for the years ended December 31, 2007 and 2008, respectively.
D.	Financial risk control:
The Company and its subsidiaries have implemented appropriate risk management and control processes to identify, measure, and control the risks associated with the market, credit, liquidity and cash flows.
E.	Financial risk information:
1.	Financial assets: investments in equity instruments

	December 31,
	2007	2008
	NT$	NT$
Available-for-sale financial assets	4,873,284	1,075,480
Financial assets carried at cost	719,055	322,036

	5,592,339	1,397,516

(1)	Market risk:
The Company and its subsidiaries’ investments in equity instruments are exposed to the market price risk. However, the Company performs risk management controls to minimize the potential loss to an acceptable level. The Company believes that the probability of significant market risk is low.
(2)	Credit risk:
The Company and its subsidiaries’ investments in available-for-sale financial assets are through creditable financial institutions. The expected credit exposure to such financial institutions is low. For equity investments carried at cost, the Company has evaluated counter parties’ credit condition each time when the Company entered into investment transaction. Thus the credit risk is low.
(3)	Liquidity risk:
The Company and its subsidiaries’ available-for-sale financial assets are traded in active markets, which can be sold at the prices not significantly different from their market value. The Company is exposed to a greater liquidity risk for equity instruments measured at cost due to the fact that no active market exists for these instruments.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Cash flow risk of interest rate:
The Company and its subsidiaries’ investments in equity financial assets are non-interest related, so the cash flows from equity instruments are independent of changes in market interest rate.
2.	Financial liabilities: debt instruments

	December 31,
	2007	2008
	NT$	NT$
Short-term loans	529,323	654,933
Long-term loans	2,995,871	2,997,419

	3,525,194	3,652,352

(1)	Market risk:
The Company and its subsidiaries’ loans are fixed interest rate for short-term and long-term loans, so there is no market risk of interest rate fluctuating.
(2)	Credit risk:
Debt instruments issued by the Company and its subsidiaries do not have significant credit risk.
(3)	Liquidity risk:
The Company and its subsidiaries maintain sufficient working capital to meet their cash requirements. Therefore, there is no significant liquidity risk.
(4)	Cash flow risk of interest rate:
The Company and its subsidiaries’ loans are fixed interest rate borrowing. Therefore, there is no cash flow risk of interest rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
31.	Special Disclosure Items Required by ROC GAAP
A.	Significant Transaction Information
(1)	Loans to third parties attributed to financial activities:

For the year ended December 31, 2008: None.

(2)	Endorsement and guarantee provided to third parties:

For the year ended December 31, 2008: None.

(3)	The ending balance of securities are summarized as follows:

As of December 31, 2008:

			The relationship		Number		Percentage	Market value
	Type of		of the issuers	General ledger	of shares		of	per share
Investor	securities	Name of securities	with the Company	accounts	(in thousands)	Book value	ownership	(in dollars)
						NT$		NT$

Siliconware Precision Industries Co., Ltd.	—	Siliconware Investment Company Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	(Note 1)	817,284	100.00%	—	(Note 4)

Siliconware Precision Industries Co., Ltd.	Stock	Double Win Enterprise Co., Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	6,760	—	24.14%	—

Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	88,400	3,167,712	100.00%	35.83	(Notes 2 and 4)

Siliconware Precision Industries Co., Ltd.	Stock	Phoenix Precision Technology Corporation	The Company holds directorship	Available-for-sale financial assets, noncurrent	115,917	928,498	15.97%	8.01

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies (Bermuda) Ltd.	—	Available-for-sale financial assets, noncurrent	12,175	99,713	14.52%	8.19	(Note 3)

Note 1: The contributed capital was NT$1,770,000.

Note 2: The market value is not available. Therefore, the net equity per share as of December 31, 2008 was used.

Note 3: The closing price of US$0.25 (in dollars) per share on December 31, 2008 was used. (Exchange rate US$1: NT$32.76)

Note 4: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2008:

The
			Name	relationship
			of	of the	Beginning balance		Addition		Disposal				Ending balance
		General	the	issuers	Number		Number		Number			Gain (loss)	Number
	Name of	ledger	counter	with the	of shares/unit		of shares/unit		of shares/unit			from	of shares/unit	Amount
Investor	the security	accounts	party	Company	(in thousands)	Amount	(in thousands)	Amount	(in thousands)	Sale price	Book value	disposal	(in thousands)	(Notes 1 and 2)
						NT$		NT$		NT$	NT$	NT$		NT$

Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	Long-term investment accounted for under equity method	—	—	77,800	2,587,094	10,600	323,332	—	—	—	—	88,400	3,167,712

Note 1: The ending balance amount included the investment income or loss recognized in current earnings and cumulative translation adjustments.

Note 2: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2008:

						Related party as counter party
						Original	The
					Relation-	owner which	relationship of			The bases or
					ship with	sold the	the original	Date of the		reference used	Purpose and
Name of the	Date of	Transaction	Status of		the	property to the	owner with	original		in deciding the	status of the
Properties	transaction	amount	payment	Counter party	Company	counter party	the Company	transaction	Amount	price	acquisition	Other commitment
		NT$	NT$						NT$
Building improvements	March 2008	102,000	102,000	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
Building improvements	March 2008	149,800	149,800	Acter Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
Building	November 2008	142,700	—	Jun-Biau Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress
(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2008: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2008:

Description of and reasons for
difference in transaction terms
							compared to non-related party		Notes or accounts receivable /
			Description of the transaction				transactions		payable
					Percentage					Percentage of
		Relationship			of net					notes or accounts
Purchase / sales	Name of	with the	Purchases		purchases	Credit	Unit	Credit		receivable /
company	the counter party	counter party	/ sales	Amount	/ sales	terms	price	terms	Amount	payable
				NT$			NT$		NT$

Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation	The Company holds directorship	Purchases	2,093,426	8%	Three months	—	—	Accounts payable 435,777	9%
(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2008: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2008: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
B.	Related Information on Investee Companies
(1)	Basic information on investee companies:

For the year ended December 31, 2008:

						The Company / majority
				Original investments		owned subsidiary owns			Current period
				Current	Prior
				period	period				Net income	Income (loss)
				ending	ending	Shares	Ownership	Book	(loss) of	recognized by
Investor	Name of Investee	Location	Main activities	balance	balance	(in thousands)	Percentage	value	investee	the Company	Note
				NT$	NT$			NT$	NT$	NT$
Siliconware Precision Industries Co., Ltd.	Siliconware Investment Company Ltd.	Hsin-Chu	Investment activities	1,770,000	1,770,000	(Note 6)	100.00%	817,284	(233,613)	(395,028)	(Notes 1, 2, 7 and 9)
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	152,100	152,100	6,760	24.14%	—	—	—	(Note 1)
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	2,895,100	2,547,950	88,400	100.00%	3,167,712	39,839	39,839	(Notes 1, 2, 8 and 9)

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationship maintenance with companies headquartered in North America	40,938	40,938	1,250	100.00%	142,595	7,126	7,126	(Notes 3, 8 and 9)

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	2,954,050	2,295,775	90,200	100.00%	3,014,527	31,024	31,024	(Notes 3, 8 and 9)

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Assembly and testing service providing	2,947,500	2,292,500	(Note 5)	100.00%	3,011,796	31,775	31,775	(Notes 4, 8 and 9)

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

Note 5: The contributed capital was US$90,000.

Note 6: The contributed capital was NT$1,770,000.
Note 7: The investment income (loss) recognized during the current period already excludes the amount of cash dividends distributed from the parent company to its subsidiaries and reclassified into paid-in-capital.

Note 8: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 9: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(2)	The ending balance of securities held by investee companies:

As of December 31, 2008:

			The relationship	General	Number of		Percentage	Market value
	Type of	Name of	of the issuers with	ledger	shares	Book value	of	per share
Investor	securities	securities	the Company	accounts	(in thousands)	(Note 2)	ownership	(in dollars)
						NT$		NT$

Siliconware Investment Company Ltd.	Stock	Siliconware Precision Industries Co., Ltd.	The Company	Available-for-sale financial assets, noncurrent	36,229	1,014,404	1.15%	28.00	(Note 6)

Siliconware Investment Company Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets carried at cost, noncurrent	57,810	170,000	7.58%	2.94

Siliconware Investment Company Ltd.	Stock	Phoenix Precision Technology Corporation	The Company holds directorship	Available-for-sale financial assets, noncurrent	5,901	47,269	0.81%	8.01

Siliconware Investment Company Ltd.	—	Mega Mission Limited Partnership	—	Financial assets carried at cost, noncurrent	(Note 3)	132,063	4.00%	—

Siliconware Investment Company Ltd.	—	Others (Note 1)	—	Financial assets carried at cost, noncurrent	—	19,973	—	—

SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	1,250	142,595 (Note 5)	100.00%	114.08	(Notes 2 and 6)

SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	90,200	3,014,527 (Note 5)	100.00%	33.42	(Notes 2 and 6)

SPIL (Cayman) Holding Limited	—	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	(Note 4)	3,011,796 (Note 5)	100.00%	—	(Note 6)

Note 1: Combined amount for individual security less than NT$100,000.

Note 2: The market value is not available. Therefore, the net equity per share as of December 31, 2008 was used.

Note 3: The contributed capital was US$6,000.

Note 4: The contributed capital was US$90,000.

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

For the year ended December 31, 2008:

The
relationship
			Name	of the	Beginning balance		Addition		Disposal				Ending balance
		General	of the	issuers	Number		Number		Number			Gain (loss)	Number	Amount
	Name of	ledger	counter	with the	of shares/unit	Amount	of shares/unit	Amount	of shares/unit			from	of shares/unit	(Notes 4,
Investor	the security	accounts	party	Company	(in thousands)	(Note 5)	(in thousands)	(Note 5)	(in thousands)	Sale price	Book value	disposal	(in thousands)	5 and 6)
						NT$		NT$		NT$	NT$	NT$		NT$

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investments accounted for under the equity method	Cash capitalization	—	70,100	2,295,775	20,100	658,275	—	—	—	—	90,200	3,014,527

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investments accounted for under the equity method	Cash capitalization	—	(Note 1)	2,292,500	(Note 2)	655,000	—	—	—	—	(Note 3)	3,011,796

Note 1: The contributed capital was US$70,000.

Note 2: The contributed capital was US$20,000.

Note 3: The contributed capital was US$90,000.

Note 4: The ending balance includes the investment income and cumulative translation adjustments.

Note 5: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 6: Eliminated under consolidation.
(4)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2008: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
C.	Information of investment in mainland China:
(1)	Information of investment in mainland China: (The amount in USD is presented in thousands.)

Ownership
Name of							held by
Investee				Accumulated	Remitted or	Accumulated	the Company
in mainland	Main activities		Investment	remittance as of	(collected)	remittance as of	(Direct and
China	of investee	Capital	method	January 1, 2008	this period	December 31, 2008	indirect)
		NT$		NT$	NT$	NT$

Siliconware Technology	Assembly and testing	2,947,500		2,292,500	655,000	2,947,500
(Suzhou) Limited	service providing	(US$90,000)	(Note 1)	(US$70,000)	(US$20,000)	(US$90,000)	100%

		(Note 3)		(Note 3)	(Note 3)	(Note 3)

Investment				The investment balance
income (loss)		The investment	Accumulated	approved by	The ceiling of investment
recognized by		income (loss)	remittance	Investment Commissions,	in mainland China according to
the Company	Ending balance	remitted back as of	from Taiwan to	Ministry of Economic	Investment Commissions,
during the period	of investment	December 31, 2008	mainland China	Affairs	Ministry of Economic Affairs
NT$	NT$	NT$	NT$	NT$	NT$

			2,947,500	4,257,500
31,775	3,011,796	—	(US$90,000)	(US$130,000)	35,588,473

(Notes 2,3 and 4)	(Notes 3 and 4)

Note 1: The Company set up a subsidiary in Cayman Island to invest in mainland China.

Note 2: The investment income (loss) was recorded based on the financial statements audited by the auditors.

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(2)	Material transactions occurred directly between the Company and its mainland China investee companies and material transactions occurred indirectly between the Company and its mainland China investee companies via enterprises in other areas:
i.	Property transaction between the parent company and the subsidiary for the year ended December 31, 2008:

	2008
					Other
	Name of properties	Selling price	Book value	Gain on sale	receivables
		NT$	NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Equipments	48,382	25,252	23,130	25,563
ii.	Transaction above was eliminated under consolidation.
D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.
(1)	For the year ended December 31, 2006:

				Transaction
	Company			General ledger		Transaction	Percentage of consolidated
No.	Name	Counterparty	Relationship	account	Amount	terms	revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	478,608	As specified in contract	0.84%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(2)	For the year ended December 31, 2007:

				Transaction
	Company			General ledger		Transaction	Percentage of consolidated
No.	Name	Counterparty	Relationship	account	Amount	terms	revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	542,974	As specified in contract	0.82%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	50,314	As specified in contract	0.06%
(3)	For the year ended December 31, 2008:

				Transaction
	Company			General ledger		Transaction	Percentage of consolidated
No.	Name	Counterparty	Relationship	account	Amount	terms	revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	500,451	As specified in contract	0.80%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	155,016	As specified in contract	0.21%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
32.	Segment Information
A.	Operation in Different Industries

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

B.	Operations in Different Geographic Areas

The Company has no significant foreign operations.

C.	Sales

	For the years ended December 31,
Geographic areas	2006	2007	2008
	NT$	NT$	NT$
Taiwan	20,500,146	23,462,544	21,020,922
U.S.	28,278,609	33,039,895	28,631,910
Canada	5,766,647	4,801,804	3,668,015
Others	2,580,518	4,873,086	9,082,087

	57,125,920	66,177,329	62,402,934

Sales by geographic region are identified by the locations where customers are headquartered.

D.	Major Customers

A major customer is identified as the party that accounts for more than 10% of the Company’s net sales in any given year. No identity of segment for each major customer listed below is applicable due to the Company’s unclassified segment operation.

	For the years ended December 31,
	2006		2007		2008
		% of		% of		% of
Customers	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
Customer A	5,733,910	10	6,735,258	10	6,874,567	11
Customer B	4,540,738	8	6,993,244	11	5,164,169	8

	10,274,648	18	13,728,502	21	12,038,736	19

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
33.	US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:
Reconciliation of consolidated net income:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Net income as reported under ROC GAAP	13,329,069	17,489,351	6,313,530	192,721
US GAAP adjustments:
Compensated absences	(12,868)	(12,975)	(2,264)	(69)
Compensation	(1,909,445)	(3,634,483)	(1,581,727)	(48,282)
Employee stock option	(27,331)	(2,356)	—	—
Impairment on long-term investments	28,885	—	(279,843)	(8,542)
Embedded derivative	(2,986,828)	(1,181,410)	—	—
Defined benefit pension plan — net peroidic pension cost	—	7,160	240	7
Equity investments:
Net income variance between US
GAAP and ROC GAAP	9,409	6,672	—	—
Gain on disposal of investments	—	402,781	—	—

Total US GAAP adjustments	(4,898,178)	(4,414,611)	(1,863,594)	(56,886)
Taxation effect	(17,529)	24,336	(56,164)	(1,715)

Net income under US GAAP	8,413,362	13,099,076	4,393,772	134,120

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Earnings per share under US GAAP (in dollars)
Basic	3.02	4.33	1.42	0.04

Diluted	3.01	4.32	1.42	0.04

Weighted average number of common stock outstanding (in thousands)
Basic	2,782,519	3,026,156	3,088,843	3,088,843
Effect of dilutive securites — employee stock option	15,288	6,251	14,650	14,650

Diluted	2,797,807	3,032,407	3,103,493	3,103,493

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Reconciliation of consolidated shareholders’ equity:

	December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Total shareholders’ equity as reported under ROC GAAP	62,936,213	68,908,154	59,314,121	1,810,565
US GAAP adjustments:
Compensated absences	(42,968)	(55,943)	(58,207)	(1,777)
Compensation	(1,294,248)	(1,728,916)	—	—
Impairment on long-term investments	(170,424)	—	—	—
Embedded derivative	(1,185,762)	—	—	—
Defined benefit pension plan	(209,558)	(316,665)	(171,901)	(5,247)
Equity investments:
Net income variance between US GAAP and ROC GAAP	185,989	—	—	—
Technology and know-how contributed to a joint venture investee	(210,417)	—	—	—
Adjustment for the variances between net income and shareholders’ equity	(14,730)	—	—	—
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	148,764
Taxation effect	(8,481)	15,855	(40,309)	(1,230)

Shareholders’ equity under US GAAP	64,859,114	71,695,985	63,917,204	1,951,075

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
Movements in shareholders’ equity in accordance with US GAAP:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Balance at January 1, as reported	51,390,757	64,859,114	71,695,985	2,188,522
Net income under US GAAP	8,413,362	13,099,076	4,393,772	134,120
Employee stock bonus	882,991	2,257,602	2,053,181	62,673
Employee stock option — amortized compensation	27,331	2,356	—	—
Adjustment for investee companies’ capital reserve	67,945	(18,200)	5,507	168
Cumulative translation adjustment on long-term investment	25,187	107,202	211,940	6,469
Change in fair value of available-for-sale marketable securities	(4,576,257)	(3,819,090)	(880,816)	(26,887)
Employee stock option exercised	147,470	94,485	7,395	226
Conversion of Euro convertible bonds	8,471,206	2,736,620	—	—
Cash Dividends	(4,169,558)	(9,974,332)	(13,836,139)	(422,349)
Adjustment for investee company’s unrecognized pension cost	41	1,787	—	—
Adjustment for investee company’s treasury stock variances	33,178	1,366	—	—
Cash dividends for treasury stock held by subsidiaries	53,391	117,976	161,415	4,927
ECB conversion — APIC	4,316,358	2,367,172	—	—
Defined benefit pension plan	(209,558)	(151,879)	104,964	3,204
Adjustment for the variances between net income and shareholders’ equity	(14,730)	14,730	—	—

Balance at December 31	64,859,114	71,695,985	63,917,204	1,951,075

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
The balance sheet accounts under US GAAP is as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	22,278,258	12,941,842	395,050
Short-term investments	346,400	5,899,123	180,071
Notes receivable, net	116,622	46,173	1,409
Accounts receivable, net	11,257,006	7,290,315	222,537
Inventories	3,460,983	2,383,067	72,743
Other current assets	2,589,233	1,593,045	48,628

	40,048,502	30,153,565	920,438

Long-term investments	5,592,339	1,397,516	42,659
Property, plant and equipment	38,622,365	38,839,633	1,185,581
Intangible assets	4,873,500	4,873,500	148,764
Other assets	1,699,761	3,101,076	94,660

Total Assets	90,836,467	78,365,290	2,392,102

Current liabilities	15,464,180	11,752,799	358,754
Long-term liabilities	2,995,871	2,248,065	68,622
Other liabilities	680,431	447,222	13,651

Total Liabilities	19,140,482	14,448,086	441,027
Total Stockholders’ Equity	71,695,985	63,917,204	1,951,075

Total Liabilities and Stockholders’ Equity	90,836,467	78,365,290	2,392,102

The significant accounting policies for the reconciliation from ROC GAAP to US GAAP is as follows:
(1)	Consolidation
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
(3)	Share-based Compensation
Employee Stock Option
A.	From January 1, 2006, the Company adopted SFAS No. 123(R) (Revised 2004), “Share-Based Payment” which eliminated the alternative to use APB 25’s intrinsic value method and required the use of the fair value method with forfeitures estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of the Company’s stock options is subject to change due to the distribution of stock dividends. The Company was required to measure the effects of the modification and record incremental compensation cost, if any. For the years ended December 31, 2006 and 2007, the Company recorded share-based compensation expense of NT$27,331 and NT$2,356, respectively.
B.	The following table summarizes the effects of employee stock option resulting from the application of SFAS No. 123(R):

For the year ended
December 31, 2006
NT$
Effects in net income from employee stock option	(27,331)
Net effect of employee stock option on basic earnings per share (in dollars)	(0.02)
Net effect of employee stock option on diluted earnings per share (in dollars)	(0.01)
C.	For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option. The expected term is based on our contractual term. We estimated dividend yield by historical experience. Besides, we used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to SFAS No. 123 (R), which required entities based in jurisdiction outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate. The fair value of the Company’s stock options used to compute the 2006 and 2007 compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Volatility	59.96% ~67.12%

Risk-free interest rate	1.70% ~3.04%

Expected holding period	3 ~ 5 years

Dividend yield	0%

Note 1: No options granted in 2006, 2007 and 2008.
Note 2: No additional compensation costs were recorded for the modification of employee stock option in 2006 and 2007.
D.	Additional information concerning our employee stock option is summarized as following:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
Total intrinsic value of the options exercised	413,106	563,999	54,131
Total fair value of options vested	113,174	87,942	—

	December 31,
	2007	2008
	NT$	NT$
Aggregate intrinsic value of exercisable options	79,459	—
Aggregate intrinsic value of outstanding options	79,459	—
Compensation to Directors and Employees

Net income impact of	For the years ended December 31,
compensation adjustment	2006	2007	2008
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	120,798	157,404	—	—

Employee bonuses accrual	1,173,450	1,571,512	—	—
Adjustment to fair market value	615,197	1,905,567	1,581,727	48,282
Total employee bonuses	1,788,647	3,477,079	1,581,727	48,282

Total net income adjustment relating to compensation	1,909,445	3,634,483	1,581,727	48,282

Shareholders’ equity impact of	December 31,
compensation adjustment	2006	2007	2008
	NT$	NT$	NT$	US$
US GAAP adjustment:
Remuneration to directors	120,798	157,404	—	—
Employee bonuses	1,173,450	1,571,512	—	—

Total shareholders’ equity adjustment relating to compensation	1,294,248	1,728,916	—	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(i)	Remuneration to directors
The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Before January 1, 2008, such payments are charged directly to retained earnings for the period in which shareholders approve such payment under R.O.C. GAAP. However, such cash payments should be recorded as compensation expense in the period when services are rendered under US GAAP.
Effective January 1, 2008, pursuant to R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, the Company should no longer treat employees’ bonuses and directors’ and supervisors’ remuneration as reductions of retained earnings but record an cost/expense and related liability when the Company has legal obligations and could reasonably estimate such amount.
(ii)	Employee bonuses
Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are set at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves have been made in accordance with R.O.C. regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Regardless of the form of the bonus, however, the shareholders are required by the Article of Incorporation to approve a 10% of distributable earnings as the employee bonus whenever there is a dividend distribution. Before January 1, 2008, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained under R.O.C. GAAP. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings, which is considered the minimum liability the Company has to pay. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between US GAAP and R.O.C. GAAP in this area would result in adjustments to the Company’s net income and shareholders’ equity as shown in reconciliation tables set forth at the beginning of this note. This accounting treatment for employee bonuses is based on the guidance of the US SEC Staff Paper entitled “International Reporting and Disclosure Issues in the Division of Corporate Finance dated November 1, 2004”. The Board of Directors of the Company resolved to distribute employee bonuses of NT$731,079 from 2005 earnings in 2006, NT$1,173,450 from 2006 earnings in 2007 and NT$1,571,512 from 2007 earnings in 2008. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, the application of US GAAP to employee’s bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$5,305,136, NT$7,210,702 and NT$8,792,429 for the years ended December 31, 2006, 2007 and 2008, respectively.
From January 1, 2008, the Company adopted R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” under R.O.C. GAAP and should no longer treat employees’ bonus as a reduction of retained earnings but record an expense and related liability when the Company has legal obligations and could reasonably estimate such amount.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Equity Investments
Under both R.O.C. GAAP and US GAAP, investments representing at least twenty percent of the voting interests of each investee for which the Company exercises significant influence over operating and financial policies are generally accounted for under the equity method. However, there are the following differences in applying equity accounting under R.O.C. GAAP and US GAAP.
(i)	Net income (loss) variance between US GAAP and R.O.C. GAAP
The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under R.O.C. GAAP differs from US GAAP, resulting in differences in the carrying amount of the equity investment reported under R.O.C. GAAP and US GAAP. The differences between R.O.C. GAAP and US GAAP for the equity investees include, but are not limited to, accounting for compensation, joint venture accounting, embedded derivatives, deferred tax, and compensated absences.
(ii)	Technology and know-how contributed to a joint venture investee
In 1997, the Company established a joint venture, ChipMOS. Both the Company and its joint venture partner contributed cash as well as “technological know-how” to the joint venture. The Company contributed cash in the amount of NT$1.4 billion. The technological know-how contributed was not carried on the Company’s balance sheet and was valued at NT$0.1 billion, a deemed value agreed to by both parties.
Under R.O.C. GAAP, the Company recognized an initial cost of investment for NT$1.5 billion for cash and the value of know-how contributed. The value of know-how was recognized as a deferred gain under other liabilities and was amortized over a period during which the know-how transfer was completed and implemented.
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
(iii)	Adjustment for the variances between net income and shareholders’ equity under US GAAP
The Company’s proportionate share of the income (loss) from an equity investee may differ from its share in the investee’s equity. Under both R.O.C. GAAP and US GAAP, the Company is required to adjust its investment in corresponded to its pro rata share of the investee’s equity. Under R.O.C. GAAP, adjustments may include, but are not limited to, cumulative translation and unrecognized pension cost. For reconciliation to US GAAP, additional adjustments are made for the variances exclusively resulting from US GAAP, such as defined benefit pension plan pursuant to SFAS No. 158.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Defined Benefit Pension Plan
(i)	Net periodic pension cost variance between US GAAP and R.O.C. GAAP
The Company’s net periodic pension cost under US GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation of the difference between US GAAP and R.O.C. GAAP is required before reaching US GAAP funding status.
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
(6)	10% Tax on Undistributed Earnings and Tax Effect of US GAAP Adjustments
Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of shareholders’ approval. Under US GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the shareholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and US GAAP. For the years ended December 31, 2006, 2007 and 2008, total amounts of tax benefit (expense) reconciled from ROC GAAP to US GAAP were NT$(17,529), NT$24,336 and NT$(56,164), of which NT$(22,446), NT$22,446 and NT$(56,822) were adjusted for the undistributed earnings.
(7)	Earnings Per Share (EPS)
In calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under US GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2006, 2007, and 2008 were 26,779,433 shares, 35,203,522 shares, and 47,145,362 shares, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
In computing the dilutive effect of convertible bonds when calculating net income available to common stockholders for diluted EPS, the after-tax results of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs are taken into consideration under R.O.C. GAAP. However, under US GAAP, in addition to the above three items, the after tax result of mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds is also taken into consideration. Anti-dilutive effects are not adjusted under R.O.C. GAAP or US GAAP.
For the purpose of computing the dilutive effect of the employee stock option, the treasury-stock method is used. Treasury shares that could be repurchased with assumed proceeds from the exercise of employee stock options might not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under R.O.C. GAAP, the assumed proceeds are the exercise price. Under US GAAP, the assumed proceeds is the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under US GAAP is different from the one calculated under R.O.C. GAAP.
(8)	Marketable Securities
Under R.O.C. SFAS No. 34, the Company is required to classify its equity investments into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity securities or financial assets carried at costs. Unrealized gains or losses on available-for-sale securities are reported through shareholders’ equity.
Under US GAAP SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. The fair value of listed stock under US GAAP is generally determined by the closing price at the balance sheet date. For individual securities classified as either available-for-sale or held-to-maturity, the Company performs an analysis to determine whether a decline in fair value below cost is other than temporary.
(9)	Goodwill Acquired from Merger
Under R.O.C. GAAP, the fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corporation on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded.
Under US GAAP, in connection with acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415,439, respectively, based on independent appraisal report. Prior to the adoption of SFAS No. 142, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, the Company adopted SFAS No. 142 and ceased amortization of goodwill and performed the annual impairment analysis using a fair value approach. As of December 31, 2008, the net carrying amount of goodwill was NT$4,873,500 and no impairment of goodwill was identified during 2006 to 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(10)	Stock Dividends
Under R.O.C. GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment results, under US GAAP, in a reclassification from retained earnings to additional paid-in capital of NT$33,522,702 and NT$34,554,263 at December 31, 2007 and 2008, respectively. These adjustments have no effect on shareholders’ equity.
(11)	Impairment of Long-lived Assets and Equity Investments
(i)	Impairment of long-lived assets
Under both R.O.C. GAAP and US GAAP, the Company is required to valuate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable.
Under R.O.C. GAAP, R.O.C. SFAS No. 35, “Accounting for Assets Impairment”, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the asset’s carrying amount is recognized as a loss in earnings.
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
The Company performs periodical review for its long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are reported at the lower of carrying amount or fair value less cost to sell. The impairment losses on idle assets for the years ended December 31, 2006, 2007 and 2008 were NT$27,672, NT$48,528 and NT$43,093, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and US GAAP were made for the years ended December 31, 2006, 2007 and 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(ii)	Impairment of equity investments
Both under R.O.C. GAAP and US GAAP, the Company valuates its equity investments for impairment due to declines in the market value that are considered other than temporary. Such valuations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in market value is other than temporary, loss is recognized in the current year’s income. The valuation of whether a decline in market value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.
During 2005, the Company adopts R.O.C. SFAS 35, “Accounting for Assets Impairment”. In 2006, the Company evaluated its equity investments for impairment under ROC GAAP and recognized impairment loss of NT$28,885 for Artest, which was previously recognized under US GAAP. Therefore, the impairment loss of NT$28,885 was reversed for GAAP reconciliation in 2006.
(12)	Embedded Derivative — The Company’s Accounting as an Issuer
Under R.O.C. GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized in the statement of operations by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the stock is recorded to additional paid-in capital. No gain or loss is recognized.
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
The Company issued zero-coupon convertible bonds on January 28, 2002 amounting to US$200,000 (the “2002 Bonds”). The 2002 Bonds are denominated in US dollars and allow the bondholders to redeem at 105.9185% of their par value on July 29, 2004. The premium put option and the conversion option are treated as a single-compound derivative instrument. Further, under US GAAP, the embedded feature with the combination of mutually exclusive choices, i.e., conversion of the debt to equity or redemption at a multiple of the 2002 Bonds par value, does not qualify for the Scope Exception. Additionally, our 2002 Bonds allow bondholders to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollar) or into the Company’s ADSs, which are traded on NASDAQ (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature determining the rate at which the bonds are to be converted into New Taiwan Dollar stock. As a result of the combination of the conversion option and the fixed foreign exchange rate, the 2002 Bonds are dual indexed and therefore not eligible for the Scope Exception. On February 5, 2004, the Company issued zero-coupon convertible bonds amounting to US$200,000 (the “2004 Bonds”). Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company’s New Taiwan Dollar shares or ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with SFAS No. 133 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$240,446, NT$27,715 and nil arising from the amortization of bond discount and loss on subsequent conversion and/or buyback of convertible bonds of NT$945,956 and NT$1,131,897, respectively, for the years ended December 31, 2006 and 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
For the years ended December 31, 2006 and 2007, the net loss recognized from applying derivative accounting amounting to NT$2,986,828 and NT$1,181,410, respectively.
All of the convertible bonds issued in 2002 have been converted into common stocks, redeemed, or retired after being repurchased from the market as of March 31, 2007. All of the convertible bonds issued in 2004 have been converted into common stocks or redeemed as of September 30, 2007.
(13)	Disposal of ChipMOS Technologies Inc. with Subscription of ChipMOS Technologies (Bermuda) Ltd.
On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc., or “ChipMOS”, and acquired common stock ownership in ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda, the parent company of ChipMOS Technologies Inc., through private stock offering. Under ROC GAAP, the Company evaluated whether this exchange had commercial substance, which was the expectation of significant change of the future cash flows of the Company, and concluded that no such significant change would be expected. Therefore, the Company recognized gain on disposal of investment of NT$793,492 for the year ended December 31, 2007 and deferred the recognition of gain on disposal of NT$279,843 until the investment in ChipMOS Bermuda is disposed. However, under US GAAP, this transaction involved significant monetary consideration which was at least 25% of the fair value exchange was deemed to be a monetary exchange in accordance with EITF 01-02, “Interpretations of APB Opinion No. 29”. Also, the transfer of our ownership in ChipMOS with ChipMOS Bermuda for its equity interest was excluded from the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” pursuant to SFAS No.153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”. Therefore, the Company recorded the exchange in fair value and included deferred gain under the ROC GAAP in its U.S. GAAP earnings for the year ended December 31, 2007.
Under the impact of global financial crisis, the Company performed evaluation of impairment toward ChipMOS Bermuda and recognized other-than temporary impairment loss of NT$2,143,973 under ROC GAAP and NT$2,423,816 under US GAAP for the year ended December 31, 2008.
34.	Additional Disclosure Required by US GAAP
(1)	Risks and Uncertainties
The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wire bonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company provides its services on a global basis but mainly to customers in Taiwan of 33.7% and North America of 51.8% in 2008. The Company’s first two largest customers accounted for a total of 18%, 21% and 19% of net sales in 2006, 2007 and 2008, respectively, and its five largest customers accounted for 40%, 41% and 39% of the Company’s net sales in 2006, 2007 and 2008, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
In 2006, 2007 and 2008, some of the Company’s net operating revenues were denominated in currencies other than N.T. dollars, such as U.S. dollars. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, Japanese Yen and other currencies.
Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$4,441,005 and NT$3,287,444 as of December 31, 2007 and 2008, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.
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
(2)	Maturity of Long-term Liabilities
Aggregate maturities for the Company’s long-term loans as of December 31, 2008 are as follows:

Years ending December 31,	Amounts
	NT$	US$
2009	750,000	22,894
2010	1,500,000	45,787
2011	750,000	22,894
2012	—	—
2013	—	—

	3,000,000	91,575

(3)	Uncertainty in Income Taxes
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
The Company adopted the two-step evaluation process required by this interpretation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As a result of the evaluation, the Company did not recognize any cumulative effect adjustment to the retained earnings at the beginning of the years 2007 and 2008. As of December 31, 2007 and 2008, there was no material uncertain tax position or unrecognized tax benefit identified by the Company.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(4)	Cash and Cash Flow Statements
A.	Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. In addition, payment for employees’ cash bonuses are classified as cash used in operating activities under US GAAP compared to which classified as cash used in financing activities under ROC GAAP. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Net cash provided by operating activities	20,250,012	23,601,166	20,504,634	625,905
Net cash (used in) provided by investing activities	(20,393,997)	2,891,936	(16,108,193)	(491,703)
Net cash provided by financing activies	(6,039,930)	(10,335,263)	(13,827,063)	(422,072)
Effect on foreign exchange	7,712	22,231	94,206	2,876

Net (decrease) increase in cash and cash equivalents	(6,176,203)	16,180,070	(9,336,416)	(284,994)
Cash and cash equivalents at beginning of the year	12,274,391	6,098,188	22,278,258	680,045

Cash and cash equivalents at the end of the year	6,098,188	22,278,258	12,941,842	395,051

B.	Non-cash financing activity:
(1)	Additional 166,354,273 shares of common stock were issued upon the conversion of the 2002 Euro convertible bonds with principal amounts of US$128,360 in 2006. All of the convertible bonds issued in 2002 have been converted into common stocks, redeemed, or retired after being repurchased from the market as of March 31, 2007.
(2)	Additional 111,515,378 shares and 80,711,248 shares of common stock were issued upon the conversion of the 2004 Euro convertible bonds with principal amounts of US$116,979 and US$83,020 in 2006 and 2007, respectively. All of the convertible bonds issued in 2004 have been converted into common stocks or redeemed as of September 30, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(5)	Comprehensive Income
Comprehensive income under R.O.C. GAAP for the years ended December 31, 2006, 2007 and 2008 and accumulated other comprehensive income balances as of December 31, 2007 and 2008 are summarized as follows:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
Net income	13,329,069	17,489,351	6,313,530	192,721
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investment	25,187	107,202	211,940	6,469
Remuneration to directors and supervisors	(149,324)	(120,797)	(157,405)	(4,805)
Employees’ cash bonus	(463,284)	(821,415)	(1,100,058)	(33,579)
Adjustment for unrealized (loss) gain on available-for-sale financial assets	4,765,885	(3,604,489)	(1,160,659)	(35,429)
Adjustment for investee companies’ capital reserve	67,945	(18,200)	5,507	168
Adjustment for investee companies’ unrecognized pension cost	41	1,787	—	—
Net loss not recognized as pension cost	—	(37,613)	(39,559)	(1,208)

Comprehensive income	17,575,519	12,995,826	4,073,296	124,337

	As of December 31,
	2007	2008
	NT$	NT$	US$
Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investment	82,283	294,223	8,981
Remuneration to directors and supervisors	(401,532)	(558,937)	(17,062)
Employees’ cash bonus	(1,534,300)	(2,634,358)	(80,414)
Adjustment for change in equity investment holding ratio	15,063	15,063	460
Adjustment for unrealized loss on available-for-sale financial assets	1,160,659	—	—
Adjustment for investee companies’ capital reserve	(509)	4,998	153
Net loss not recognized as pension cost	(37,613)	(77,172)	(2,356)

Accumulated other comprehensive income	(715,949)	(2,956,183)	(90,238)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(6)	Employers’ Disclosure about Pension Benefit
(i)	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to SFAS No. 87 and SFAS No. 158:
(1)	Assumptions:

	For the years ended December 31,
	2007	2008
Discounted rate	2.75%	2.20%

Long-term rate of compensation increase	2.00%	1.00%

Expected rate of return on plan assets	3.00%	2.50%

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
(2)	Change in Benefit Obligation:

	For the years ended December 31,
	2007	2008
	NT$	NT$
Benefit obligation at the beginning of the year	(1,321,342)	(1,620,782)
Service cost	(35,315)	(35,463)
Interest cost	(42,793)	(45,252)
Plan amendments	—	59,238
Actuarial loss	(226,759)	76,848
Benefits paid	5,427	20,680

Projected benefit obligation at the end of the year	(1,620,782)	(1,544,731)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(3)	Change in Plan Assets:

	For the years ended December 31,
	2007	2008
	NT$	NT$
Fair value of plan assets at the beginning of the year	981,250	1,059,039
Actual return on plan assets	28,021	38,553
Employer contributions	55,195	53,625
Benefits paid	(5,427)	(20,680)
Fair value of plan assets at the end of the year	1,059,039	1,130,537

(4)	Funded Status:

	December 31,
	2007	2008
	NT$	NT$
Projected benefit obligation	(1,620,782)	(1,544,731)
Fair value of plan assets	1,059,039	1,130,537

Funded status	(561,743)	(414,194)
Unrecognized transition assets	(2,738)	(1,825)
Net prior service cost	—	(57,814)
Unrecognized net loss	538,202	439,599

Accrued pension cost — before adjustment	(26,279)	(34,234)
Additional liability	(535,464)	(379,960)

Accrued pension cost — after adjustment	(561,743)	(414,194)

(5)	Net Pension Cost:

	For the years ended December 31,
	2007	2008
	NT$	NT$
Service cost	35,315	35,463
Interest cost	42,793	45,252
Expected return on assets	(32,636)	(32,470)
Amortization of unrecognized transition assets	(913)	(913)
Net prior service cost	—	(1,424)
Amortization of unrecognized net loss	7,279	15,672

Net periodic pension cost	51,838	61,580

(6)	Other Required Disclosure:

	December 31,
	2007	2008
	NT$	NT$
Accumulated benefit obligation	(1,130,091)	(1,249,343)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(ii)	Valuation and allocation of plan assets
The plan assets are all maintained in cash in the designed account at Bank of Taiwan (BOT). BOT holds cash contributions made by the Company and invests the contributions into its managed portfolio, which may contain, but not limited to, government loans, equities, bonds, foreign investment, short-term notes, securitized products. The Company does not have authority on how to invest the money. The plan assets increase by the Company’s contributions, account interest earned and profit sharing of the portfolio of BOT pension assets and decrease by the payments made to the retired employees.
(iii)	Additional disclosures under SFAS No.132 (R) regarding pension benefits are as follows:
A.	Estimated future benefit payments:
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$

2009	5,938	181
2010	5,524	169
2011	14,282	436
2012	10,221	312
2013	12,249	374
Year 2014 to 2018	169,579	5,176
B.	Contributions:
The Company expects to contribute NT$ 53,855 to its pension plan in 2009.
(7)	Inventory Provision
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
The Company entered into three lease contracts with Science Park Administration for the use of land of the facility located in Hsinchu, Taiwan. None of these three contracts have met any of the four criteria classified as capital leases and no noncancelable lease terms are included in the leases. Rental expenses recorded for the years ended December 31, 2006, 2007, and 2008 were NT$9,055, NT$10,300 and NT$10,328, respectively.
(12)	Valuation and Qualifying Accounts and Reserves
The information about our valuation and qualifying accounts and reserves are as follows:

	Balance at
	beginning	Balance at end
Description	of period	of period
	NT$	NT$
For the year ended 2006
Allowance for doubtful accounts	12,280	24,270
Allowance for sales discounts	67,180	55,475
Allowance for loss on obsolescence and decline in market value of inventory	50,693	47,787
Allowance for deferred income tax assets, current	—	141
Allowance for deferred income tax assets, noncurrent	303,287	174,343

For the year ended 2007
Allowance for doubtful accounts	24,270	33,114
Allowance for sales discounts	55,475	35,943
Allowance for loss on obsolescence and decline in market value of inventory	47,787	66,385
Allowance for deferred income tax assets, current	141	5,161
Allowance for deferred income tax assets, noncurrent	174,343	189,828

For the year ended 2008
Allowance for doubtful accounts	33,114	304,287
Allowance for sales discounts	35,943	156,096
Allowance for loss on obsolescence and decline in market value of inventory	66,385	75,581
Allowance for deferred income tax assets, current	5,161	—
Allowance for deferred income tax assets, noncurrent	189,828	256,714

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
(13)	Recent Accounting Pronouncements
US GAAP
A.	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This statement will apply whenever another statement requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” to delay the effective date of SFAS No.157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis until the beginning of the first quarter of 2009. Currently, we are evaluating the impact of adopting SFAS No.157 on those assets and liabilities subject to the delay application in accordance with FSP FAS 157-2. However, the Company does not expect any significant impact on its consolidated financial statements.

B.	In October 2008, the FASB issued FSP FAS No.157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No.157, “ Fair Value Measurements “ in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP is effective upon issuance, including prior periods for which financial statements have not been issued. No significant impact is expected on the adoption of FSP FAS No.157-3.

C.	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, which permits all entities to choose, on specified election dates, to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings on each subsequent reporting date. SFAS No. 159 is effective for an entity’s fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 is expected not to have any significant impact on the Company’s financial results.

D.	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, which requires an acquirer to recognize the assets acquired, the liabilities assumed, any noncontrolling interest and contractual contingencies and contingent consideration in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred. This statement is effective for fiscal years beginning after December 15, 2008 and its effect will depend on the terms and timing of future acquisitions.

E.	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that minority ownership interest be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement is effective for fiscal years beginning on or after December 15, 2008. Currently, the Company does not expect any significant impact on the adoption of SFAS No. 160 on its consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)
F.	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of SFAS No. 133”, which requires qualitative disclosures about how and why an entity uses derivative instruments, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. The adoption of SFAS No. 161 is expected not to have any significant impact on the Company’s financial results.

G.	In May 2008, the FASB issued FSP APB No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, which requires the issuer of certain convertible debt instruments that may be settled in cash or other assets on conversion to separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s nonconvertible borrowing rate. In addition, this FSP requires bifurcation of a component of the debt, classification of that component to equity, and then accretion of the resulting discount on the debt to result in the economic interest cost reflected in the statement of operations. This FSP is effective for fiscal years and interim periods beginning after December 15, 2008 and does not permit early application. The Company does not expect any significant impact on the adoption of FSP APB No.14-1.

H.	In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” for nongovernmental entities, which imposes the GAAP hierarchy on the reporting entities, not their auditors, based on the long-standing mandate that the entity’s management, not their auditors, is responsible for selecting and applying the appropriate GAAP to their financial statements. In addition, SFAS 162 improved the GAAP hierarchy in three ways: (1) in its presentation, (2) in defining the driver for category (a), and (3) in making additions to the hierarchy. This statement is effective from 60 days following the SEC’s approval of the PCAOB amendment to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect any significant impact on the adoption of SFAS No.162.
R.O.C. GAAP
In November 2007, the R.O.C. Accounting Research and Development Foundation issued R.O.C. SFAS No. 10 (revised),” Inventories”, which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This statement is effective for fiscal years beginning on or after January 1, 2009. After evaluating the impact of the adoption R.O.C. SFAS No.10 (revised), the Company does not expect any significant impact on its consolidated financial statements.

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

g.	Statements of accumulated comprehensive income (loss)

		Unrealized		Accumulated
		Gain (Loss) on		Other
	Unrecognized	Financial	Translation	Comprehensive
	Pension Cost	Instrument	Adjustment	Income (Loss)
	NT$	NT$	NT$	NT$
	(In Thousands)
January 1, 2004	—	(5,618)	(619)	(6,237)
Addition in 2004	—	4,813	(7,564)	(2,751)

December 31, 2004	—	(805)	(8,183)	(8,988)
Addition in 2005	—	(868)	6,380	5,512

December 31, 2005	—	(1,673)	(1,803)	(3,476)
Addition in 2006	(63,395)	1,673	(359)	(62,081)

December 31, 2006	(63,395)	—	(2,162)	(65,557)

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 13, 2007 (English translation)*

2.1
Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010)(3)

4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)(4)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(5)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(6)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.

(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.

(5)	Incorporated by reference to Exhibit 11.1 to our Year 2003 Form 20-F filed with the SEC on June 28, 2004.