Form 20-F
period 2009-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2010-04-29
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark	One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009.

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

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 5 Common Shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Common Shares, par value NT$10 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Common Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,116,361,139 Common Shares were outstanding as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item  17  ☐    Item  18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes  ☐    No   ☒

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2009

Supplemental Information

All references to “we,” “us,” “our” and “our company” in this annual report are to Siliconware Precision Industries Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of June 7, 2000, among Siliconware Precision Industries Co., Ltd. and Citibank, N.A., as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “R.O.C. GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year.

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars.

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

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2007, 2008 and 2009 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2005 and 2006 and the selected balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or R.O.C. GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to U.S. GAAP as shown below.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
R.O.C. GAAP
Net operating revenues	43,488	57,126	66,177	62,403	59,295	1,855.9
Cost of goods sold	(33,995)	(41,895)	(46,776)	(49,454)	(47,852)	(1,497.7)

Gross profit	9,493	15,231	19,401	12,949	11,443	358.2

Operating expenses	(2,279)	(2,989)	(3,224)	(4,003)	(3,300)	(103.3)

Operating income	7,214	12,242	16,177	8,946	8,143	254.9
Equity investment income (loss) (1)	448	1,154	246	—	—	—
Other non-operating income(1)	841	1,078	3,353	718	2,261	70.8
Other non-operating expenses	(893)	(196)	(148)	(3,140)	(191)	(6.0)

Income before income tax(1)	7,609	14,278	19,628	6,524	10,213	319.7
Income tax benefit (expense)	(16)	(949)	(2,139)	(210)	(1,423)	(44.6)

Income from continuing operations	7,593	13,329	17,489	6,314	8,790	275.1

Cumulative effects of changes in accounting principles	651	—	—	—	—	—
Net income(1)(2)	8,244	13,329	17,489	6,314	8,790	275.1

Earnings per share(3)
Basic	3.09	4.63	5.66	2.03	2.82	0.09
Diluted	2.91	4.36	5.63	2.01	2.80	0.09
Shares used in per share calculation (average, as adjusted)(2)
Basic	2,662	2,873	3,092	3,115	3,116	3,116
Diluted	3,102	3,066	3,115	3,139	3,138	3,138
Earnings (loss) per ADS(3)

	Years Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Basic	15.45	23.15	28.30	10.15	14.10	0.44
Diluted	14.55	21.80	28.15	10.05	14.00	0.44
Dividends per share(4)	1.55	2.62	3.55	4.60	1.80	0.06
ADSs used in per ADS calculation (average, as adjusted)(3)
Basic	532	575	618	623	623	623
Diluted	620	613	623	628	628	628
U.S. GAAP
Net operating revenues	43,488	57,126	66,177	62,403	59,295	1,855.9
Operating Income	5,968	10,292	12,534	7,363	8,128	254.4
Income before income tax	3,972	9,368	15,165	4,646	10,194	319.0
Income tax benefit (expense)	(1)	(955)	(2,066)	(252)	(1,439)	(45.0)
Income from continuing operations	3,971	8,413	13,099	4,394	8,755	274.0
Net income	3,971	8,413	13,099	4,394	8,755	274.0
Earnings (loss) per share(5)
Basic	1.54	3.02	4.33	1.42	2.81	0.09
Diluted	1.53	3.01	4.32	1.42	2.81	0.09
Shares used in per share calculation (average, as adjusted)(5)
Basic	2,570	2,783	3,026	3,089	3,116	3,116
Diluted	2,592	2,798	3,032	3,103	3,116	3,116
Earnings (loss) per ADS
Basic	7.70	15.10	21.65	7.10	14.05	0.44
Diluted	7.65	15.05	21.60	7.10	14.05	0.44
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	514	557	605	618	623	623
Diluted	518	560	606	621	623	623

	Years Ended December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Other Data:
R.O.C. GAAP
Capital expenditures	8,245	11,039	12,151	10,048	5,303	166.0
Depreciation and amortization	6,572	7,294	8,169	9,432	8,954	280.3
Dividends declared per share	2.62	3.55	4.60	1.80	2.58	0.08

	As of December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Balance Sheet Data:
R.O.C. GAAP
Cash and cash equivalents	12,341	14,731	22,625	18,841	19,615	613.9
Working capital	15,475	18,741	26,363	18,481	20,978	656.6
Total assets	67,175	78,991	85,773	73,380	78,311	2,451.0
Short-term debt and current portion of long-term debt	1,885	446	529	1,404	225	7.0
Long-term debt	14,644	5,801	2,996	2,248	—	—
Total liabilities	26,350	16,055	16,865	14,066	15,229	476.7
Capital stock	23,289	28,878	30,734	31,526	31,164	975.4
Total stockholders’ equity	40,825	62,936	68,908	59,314	63,081	1,974.4
U.S. GAAP
Total assets	81,167	83,770	90,836	78,365	83,357	2,609.0
Total liabilities	29,776	18,911	19,140	14,448	15,899	497.6
Total stockholders’ equity	51,391	64,859	71,696	63,917	67,458	2,111.4

(1)	Prior to January 1, 2005, the R.O.C. Securities and Futures Bureau allowed us to delay our recognition of investment income or loss in certain investee companies accounted for under the equity method until the following accounting year. In addition, in 2004, we delayed the recognition of investment income of NT$668 million, in relation to the financial results of ChipMOS Technologies Inc., or ChipMOS Taiwan, until 2005, and recorded the above-mentioned amount of NT$668 million as cumulative effects of changes in accounting principles in 2005. From January 1, 2005, we adopted R.O.C. Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”, pursuant to which we ceased to defer the recognition of investment income or loss of investees accounted for under the equity method until the subsequent year, and recognized investment income or loss from all investees accounted for under the equity method based on investees’ audited financial statements for the same periods. We recognized investment income of NT$433 million and NT$1,125 million for the years ended December 31, 2005 and 2006, respectively, and NT$246 million for the period between January 1, 2007 and March 27, 2007 from ChipMOS Taiwan’s financial results. In 2005, 2006 and 2007, our investment incomes under U.S. GAAP from ChipMOS Taiwan were NT$469 million, NT$1,045 million and NT$253 million, respectively.

Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS Taiwan, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS Taiwan purchased, all of the common shares of ChipMOS Taiwan, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the transaction, we owned 14.7% of ChipMOS Bermuda. From the date of the completion of the sale and purchase, we are required under both R.O.C. GAAP and U.S. GAAP to recognize our ownership in ChipMOS Bermuda as available-for-sale financial assets and evaluate their fair market value on a quarterly basis (under R.O.C. GAAP) and on an annual basis (under U.S. GAAP) and reflect any difference in evaluation from the previous quarter as an addition in or a deduction from “unrealized gain or loss on available-for-sale financial assets”.

(2)	We did not have minority interest in 2005, 2006, 2007, 2008 and 2009. Therefore, no such information is presented separately in this table.
(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses.
(4)	Adjusted to reflect 267,794,338 shares, 93,876,060 shares, 77,892,337 shares and nil shares distributed as stock dividends and employee stock bonuses in 2006, 2007, 2008 and 2009, respectively, with respect to the earnings of 2005, 2006, 2007 and 2008.
(5)	Retroactively adjusted for all subsequent stock dividends only.
(6)	Amounts translated for convenience at NT$31.95 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009.
(7)	Certain accounts in the consolidated financial statements for the years of 2005, 2006, 2007 and 2008 have been reclassified to conform to the 2009 consolidated financial statement presentation due to the adoption of R.O.C. SFAS No.10 “Accounting for Inventories” effective January 1, 2009.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$31.95 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End

2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
October	32.29	32.61	32.04	32.61
November	32.32	32.58	32.12	32.20
December	32.25	32.38	31.95	31.95
2010 (through April 16, 2010)	31.79	32.14	31.35	31.35
January	31.87	32.04	31.65	31.94
February	32.06	32.14	31.98	32.12
March	31.83	32.04	31.70	31.73
April (through April 16, 2010)	31.56	31.74	31.35	31.35

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Financial Condition and Business

The current global recession and conditions in the financial and credit markets may cause significant disruptions to our major customers’ businesses as well as to their ability to access sources of liquidity. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions

The current global recession and conditions in the financial and credit markets, which have experienced disruption, volatility and deterioration since the second half of 2008, have had a significant negative impact on businesses around the world. Many of our key markets and our targeted markets, including North America and Asia have entered a period of economic contraction or significantly slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a significant slowdown in the market demand for semiconductor-based products and other products that use our services, which has led to a decrease in demand for our services. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our services will increase. The combined effects of the global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.

In addition, if our customers are unable to obtain credit on commercially feasible terms, the disruption in the ability of our customers to access sources of liquidity or increase in the cost of financing could have a material adverse effect on the financial condition of our customers, which could lead to the inability or failure on their part to meet their payment obligations to us.

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

Moreover, the substrate packaging which uses higher-cost raw materials, has caused the costs of production for semiconductor packaging to rise significantly. If our revenues do not grow and we are unable to reduce our expenses, our profitability will suffer.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

From 2005 to the third quarter of 2008, we maintained relatively high capacity utilization rates due to relatively high demand for our manufacturing services. However, since the fourth quarter of 2008, demand decline in the semiconductor industry has adversely affected our capacity utilization and profitability and we cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. While demand in the semiconductor industry recovered slightly in the third quarter of 2009, we cannot assure you that this trend will continue. Any general downturn in the semiconductor industry would harm our capacity utilization, and as a result may adversely affect our profitability and results of operations in the future.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2007, 2008 and 2009, 61.0%, 56.6% and 60.0% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2009, our largest customer accounted for 11.7% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with binding forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.

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

The trend of adopting protectionist measures in certain countries, including the United States, could have a material adverse impact on our results of operations and financial condition

Governments in the United States, China, Europe and certain other countries have implemented fiscal and monetary programs to stimulate economic growth as a result of the recent economic downturn, and many of these programs include protectionist measures that encourage the use of domestic products and labor. If the governments in the countries where our customers are located enact protectionist measures that encourage the use of domestic products and labor, demand for our services could be adversely affected. Recent policy developments by the governments in China also suggest an increased unwillingness to allow international companies to invest in or acquire local businesses. Since some of our direct customers and other downstream customers in the supply chain are located in or have operations in the countries where protectionist measures were adopted, such protectionist measures could have a material adverse effect on our business in the future.

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

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2009, the spot price of gold fluctuated from a low of approximately US$810 per ounce to a high of approximately US$1,210 per ounce. The increase in the price of gold wire contributed to the decrease in our gross margin between 2008 and 2009. To the extent we are not able to offset any increases in our raw material costs, our gross margins may be adversely impacted.

If we are unable to obtain equipment from our suppliers, we may be forced to delay any future expansion plans

We need to purchase new packaging and testing equipment if we decide to expand our operations. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the U.S. dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could harm our results of operations.

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

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce liquid waste and solid waste, which are regulated by the government. For example, liquid waste is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Liquid waste is also produced when lead-frames are plated onto wafer chips and cleansed with water after wafer chips are bonded onto them and capsulated by mold resin. Moreover, excess material on leads and moldings are removed from packaged semiconductors in the trim and form process. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean up costs.

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

In addition, the production facilities of many of our suppliers and customers’ providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have an adverse effect on our financial condition and results of operations.

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2007, 2008 and 2009, sales to our overseas customers accounted for 64.6%, 66.3% and 66.1%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

Our financial statements are prepared under R.O.C. GAAP, which differ in many respects from U.S. GAAP. Year-to-year comparison of our financial results under R.O.C. GAAP may significantly differ from year-to-year comparison under U.S. GAAP. Largely as a result of the differences in accounting for overseas convertible bonds, employee bonuses and 10% tax on undistributed earnings, our net income in 2007, 2008 and 2009 under U.S. GAAP was NT$13,099 million, NT$4,394 million and NT$8,755 million (US$274.0 million), respectively, as compared to net income under R.O.C. GAAP of NT$17,489 million, NT$6,314 million and NT$8,790 million (US$275.1 million), respectively.

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

Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive

We may suffer legal liabilities and damages if we infringe on the proprietary rights of others or incur costs resulting from legal claims and adverse proceedings against us. Despite this, we have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted or published. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights, although such litigations in the semiconductor packaging and testing industry tend to not be so prevalent. If any third party were to make valid intellectual property infringement claims against us or our customers, we could be required to:

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

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences. On April 21, 2008, Tessera filed a complaint with ITC pursuant to §337 of the Tariff Act of 1930 against us, our subsidiary Siliconware U.S.A., Inc. and other semiconductor companies, alleging infringement of patents, all of which are being litigated in the California Litigation and reexamined by the PTO. The ITC instituted an investigation, on May 21, 2008. On March 12, 2009, Tessera requested to terminate the investigation. On August 7, 2009, the ITC Commission agreed to the termination request and the investigation was closed. Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. We are vigorously defending against Tessera’s allegations. If the Tessera disputes are not resolved in our favor, we may be forced to pay significant monetary damages, which could have a material adverse effect on our business and results of operations. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”

Political and Economic Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China, or the R.O.C., and the PRC

Our principal executive offices and all of our assets are substantially located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the R.O.C. and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the R.O.C. and the PRC have on occasion depressed the market prices of the securities of companies in the R.O.C. The R.O.C. also maintains important trade relations with the US, which has sometimes led to increased friction between the US and the PRC. Any deterioration in relations among the US, the R.O.C. and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2009, the Taiwan Stock Exchange Index peaked at 8,188.11 on December 31, 2009 and reached a low of 4,242.61 on January 20, 2009. From January 1, 2009 to December 31, 2009, daily closing values of our shares ranged from NT$25.90 per share to NT$ 48.9 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the sub-prime crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2009. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 4,274.67.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2009, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$35.21 per US$1.00 to a low of NT$31.95 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

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

Our future tax obligations may adversely affect our profitability

According to the sunset clauses for the Statute for Upgrading Industries effective from January 1, 2010, we are no longer entitled to the five-year tax exemptions and investment tax credits that we previously enjoyed for the acquisition cost of qualifying machinery and equipment. However, the corporate income tax rate has been reduced from 25% to 20% since January 1, 2010. Any reduction or elimination of our preferential tax benefits would increase our tax obligations and could have an adverse effect on our results of operations.

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

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could adversely affect our results of operations

Prior to January 1, 2008, the basic income tax rate for foreign-invested enterprises in the PRC was 33% (30% enterprise income tax and 3% local income tax). However, the PRC government provided various incentives, including reduced tax rates and other measures, to foreign-invested enterprises and companies that meet certain criteria. Our subsidiary Siliconware Suzhou was qualified for the favorable tax treatment and was entitled to a preferential enterprise income tax rate of 15%. In addition, Siliconware Suzhou is a foreign-invested manufacturing enterprise with an approved term of more than ten years. Thus, Siliconware Suzhou is entitled to a two-year exemption from the enterprise income tax from the first profitable year of operation, and a 50% relief from the enterprise income tax for the subsequent three years. Under the PRC Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008, the PRC adopted a uniform income tax rate of 25% for all enterprises in China (including foreign-invested enterprises) and revoked many of the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a transition period for enterprises, whether foreign-invested or domestic, that were subject to an enterprise income tax rate lower than 25% prior to the effective date allows these enterprises to continue enjoying the lower rate and gradually transit to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, for foreign-invested enterprises, which are currently entitled to the two-year exemption and the subsequent three-year 50% relief from enterprise income tax but have not yet experienced the first profitable year, the two-year exemption begins from January 1, 2008, regardless of whether such enterprise is profitable at that time.

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

Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

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

You may not be able to enforce a judgment of a foreign court in the R.O.C.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2009, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2010 or any future taxable year. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the R.O.C. Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw. Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in PRC, a wholly-owned subsidiary with a facility to provide assembling and testing service in Suzhou, China. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., in order to simplify our investment structure and reduce management costs. In November 2009, we acquired a factory and its adjacent facility at a price of NT$1,780 million (US$55.7 million) from Powerchip Semiconductor Corporation for capacity expansion.

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

For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures”.

B. Business Overview

Our Business

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced substrate packages such as the flip-chip ball grid array and lead-frame packages, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey service, from packaging and testing to shipment service.

We provide packaging and testing services to more than 100 customers worldwide. For 2009, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer ICs and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.

The manufacturing services we offer are customized to the needs of our individual customers. In 2009, 86.6% of our net operating revenues were from packaging services and 13.4% of our net operating revenues were from testing and other services. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2007		2008		2009
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

Substrate base packages	32,180	48.6	31,243	50.1	30,242	51.0
Lead-frame base packages	19,601	29.6	18,473	29.6	18,235	30.8
Other packages	5,795	8.8	4,064	6.5	2,880	4.8
Total packaging revenues	57,576	87.0	53,780	86.2	51,357	86.6
Testing and other revenues	8,601	13.0	8,623	13.8	7,938	13.4
Total net operating revenues	66,177	100.0	62,403	100.0	59,295	100.0

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

Final Testing. We provide final testing services for a wide variety of logic and mixed signal and RF ICs packages, DDR II memory, Memory card and other IC packages, including complex and high-performance ICs, as well as lower-performance ones. High-performance products include personal computer-related components such as CPU chipsets and graphic processors, while major lower-performance products include ICs used in consumer electronics products.

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

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2007, 2008 and 2009, 61.0%, 56.6% and 60.0% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2009, our top two customers provided approximately 11.7% and 10.6%, respectively, of our net operating revenues. Our representative customers as of December 31, 2009 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2007		2008		2009
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

U.S. and Canada	37,842	57.2	32,300	51.8	29,875	50.4
Taiwan	23,462	35.4	21,021	33.7	20,098	33.9
Others(1)	4,873	7.4	9,082	14.5	9,322	15.7
Total	66,177	100.0	62,403	100.0	59,295	100.0

(1)	Includes primarily Singapore, Germany and Korea.

Sales from outside of Taiwan accounted for 64.6%, 66.3% and 66.1% of our net operating revenues in 2007, 2008 and 2009, respectively. We primarily target U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our U.S. and Canadian customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe to increase sales to these two areas.

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

Due to the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor packaging and testing services generally do not place purchase orders far in advance. However, we engage customers in advance of the placement of purchase orders based on each customer’s expected packaging and testing requirements. In addition, we purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials in excess of the quantity they indicated they would need to meet their product commitments. Although we have long-term sales relationships with a number of customers, our customers generally may cancel or reschedule orders without significant penalties. In the past, very few customers have cancelled firm orders for our packaging and testing services. This is due in part to the fact that firm orders usually immediately precede shipment of wafers to be packaged by us. Our customers, however, routinely change their forecasts for future purchases from us, and we adjust our production plans accordingly. We do not maintain reserves for customer cancellations and variations in customer orders. Accordingly, our backlog as of any particular date may not be indicative of future sales.

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

Our sales and marketing efforts are carried out by our sales team in Taichung and Hsinchu near many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with offices in San Jose and Huntington Beach, California, Tempe, Arizona and Lewisville, Texas, which facilitate communications and maintain relationships with companies headquartered in North America. We also have established our Japan office in Tokyo and Europe office in Germany to give our customers support in closer proximity.

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

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% for lead frame base, substrate base and flip-chip in 2009. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to substrates or lead-frames.

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

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. We are also developing Integrated Passive Devices and Through Silicon Via technologies for advanced 3D-SiP/SIC modules. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our design department, characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2007, 2008 and 2009, our research and development expenses amounted to NT$1,288 million, NT$1,383 million and NT$1,276 million (US$39.9 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

In order to reduce the impact from fluctuations in the price of gold wire, we have been developing copper wire bonding processes, which has gained popularity recently due to its economic advantage, to replace conventional processes based on gold wire. We have conducted engineering studies and qualification tests on fine pitch bonding, thin wire and advanced pad structure over active circuit. Presently, copper wire bonding is running at high growth stage of production for lead frame and substrate packaging. We have established development and production experience for copper wire bonding processes. In addition, we have also been improving our manufacturing process to shorten the length and minimizing the diameter of the gold wire used.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2009, the spot price of gold fluctuated from a low of approximately US$810 per ounce to a high of approximately US$1,210 per ounce. The volatility in the price of gold wire contributed to the decrease of our gross margin in 2009 compared to 2008. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameter of the gold wire used. In addition, we are continuing to develop copper wire bonding processes. Our major suppliers of raw materials, which include Chang Wah Electromaterials Inc., Chroma New Material Corp., Nanya Printed Circuit Board Corp., Unimicron Technology Corp., Sumitomo Metal Mining Asia Pacific Pte Ltd., and Sumitomo Bakelite (Taiwan) Co., Ltd., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2007, 2008 and 2009, our raw material costs were 57.1%, 54.9% and 56.1%, respectively, of cost of goods sold.

We do not maintain large inventories of raw materials. We purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials in excess of the quantity they indicated they would need to meet their product commitments. Based upon regular estimates of orders from customers, we usually maintain limited inventories of raw materials. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our production requirements. Nevertheless, on occasion when customer orders have exceeded the supply of raw materials, we have typically been able to obtain extensions from our customers to allow sufficient supply to become available. Such arrangements help us remain cost competitive.

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

As of December 31, 2009, we operated 4,939 wire bonders and 361 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 674 wire bonders and 40 testers in the PRC. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•

On December 1, 2009, one of our investees, Phoenix Precision Technology Corporation, or PPT, merged with Unimicron Technology Corporation, or Unimicron, a supplier of semiconductor raw materials, including substrates. Unimicron was the surviving entity and PPT was dissolved. Each common share of PPT was converted into 0.628 common shares of Unimicron. The common shares of PPT held by us were converted to common shares Unimicron. As of December 31, 2009, we held a 4.94% equity interest in Unimicron.

•

ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2009, we held a 14.5% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into an equipment purchase / sales agreement with ChipMOS Technologies Inc., or ChipMOS Taiwan, to sell certain equipment to ChipMOS Taiwan for an aggregate consideration of NT$1,630,580. The aggregate consideration was determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as negotiations between us and ChipMOS Taiwan. Under the terms of the equipment purchase agreement, we commit not to purchase DRAM testers and LCD driver assembly and test equipment for five years from February 26, 2010.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into a share purchase / sales agreement with ChipMOS Bermuda to purchase 133,000,000 common shares of ChipMOS Taiwan, for an aggregate consideration of NT$1,630,580. ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. The share purchase represents approximately 15.77% of the outstanding shares of ChipMOS Taiwan. The aggregate consideration was determined based on the valuation report provided by Horizon Securities Ltd. as well as negotiations between us and ChipMOS Bermuda.

Intellectual Property

As of December 31, 2009, we held 313 Taiwan patents, 279 U.S. patents and 66 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2009, we also had a total of 49 pending patent applications in the United States, 69 in Taiwan and 22 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property were immaterial compared to our revenues in any of the years ended December 31, 2007, 2008 and 2009.

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

We also have taken various energy saving and carbon reduction measures to reduce our green house gas emissions. Since 2005, we have conducted annual green house gas emission inventories. We also joined the Carbon Disclosure Project in 2007.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$12,151 million, NT$10,048 million and NT$5,303 million (US$166.0 million) in 2007, 2008 and 2009, respectively. Our initial budget for capital expenditures for 2010 is approximately NT$14,300 million (US$447.6 million), which is funded from our retained earnings. We expect our capital expenditures in 2010 will primarily consist of purchasing equipment, improving our facilities and constructing new plants. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	(in millions)
	2007	2008	2009
	NT$	NT$	NT$	US$
Equipment purchases	10,420	8,587	3,561	111.5
Land and building construction and purchases	1,731	1,461	1,742	54.5

Litigation

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services infringe patents owned by Tessera and that we breached a license agreement with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission. Pursuant to the stipulation, the court stayed the litigation.

In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences.

On April 21, 2008, Tessera filed a complaint with ITC pursuant to §337 of the Tariff Act of 1930 against us, our subsidiary Siliconware U.S.A., Inc. and other semiconductor companies, alleging infringement of patents, all of which are being litigated in the California Litigation and reexamined by the PTO. The ITC instituted an investigation on May 21, 2008. On March 12, 2009, Tessera requested to terminate the investigation. On August 7, 2009, the ITC Commission agreed to the termination request and the investigation was closed.

Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Technologies — Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive.

C. Organizational Structure

The following table sets forth certain information as of December 31, 2009 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	98.4	(1)	100.0%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3	(1)	100.0%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	100.2	(1)	100.0%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	100.0	(2)	100.0%

(1)	Aggregate par value of all issued shares.
(2)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2009.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities	Hsinchu, Taiwan	US$	0.9	(1)	14.5%

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Taoyuan, Taiwan	NT$	15,474	(1)	4.9%
Hsieh Yong Capital Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	7,631	(1)	7.6%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(2)	4.0%

(1)	Aggregate par value of all issued shares.
(2)	Contributed capital.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. In 2009, we completed the expansion of the DF and HS facilities and began construction of plant C in Changhua in December 2009 and expect to complete the construction in April 2011. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2009.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		2,154 wire bonders
CS Facility II	Taichung, Taiwan	141,000	47,000		1,812 wire bonders and 182 testers
HS Facility III	Hsinchu, Taiwan	95,000	26,500	(2)	179 testers
CH Facility IV	Changhua, Taiwan	58,000	42,000		973 wire bonders
SZ Facility V	Suzhou, China	74,000	148,500	(2)	674 wire bonders and 40 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.

Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are also located at this facility.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to R.O.C. GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. Our financial statements are prepared according to R.O.C. GAAP, which differ from U.S. GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report.

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

We recorded operating income of NT$16,177 million, NT$8,946 million and NT$8,143 million (US$254.9 million) in 2007, 2008 and 2009, respectively. Decreases in our operating income for 2009 compared to 2007 and 2008 were mainly attributable to the reduction of general demand in 2009 due to the global recession. In addition, the decrease of our gross margin for 2009 compared to 2007 and 2008 was primarily due to the reduction of operating revenues in 2009.

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

To counter the effects of decreasing average selling prices, we will continue to attempt to:

•	negotiate better pricing terms with our suppliers, including quantity discounts;

•	find alternative, less expensive sources of raw materials;

•	maximize production efficiency of our equipment; and

•	engage in utility conservation programs.

We do not maintain reserves for cancellations or variations in customer orders.

General Factors Affecting Our Results of Operations

A general factor affecting our results of operations is the global recession and conditions in the financial and credit markets. Since the second half of 2008, disruptions, volatility and deterioration in the financial and credit markets and macroeconomic conditions have had a negative impact on businesses around the world. Many of our key markets and our targeted markets, including North America and Asia have entered a period of economic contraction or slower economic growth. In particular, the global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a slowdown in the market demand for semiconductor-based products and other products that use our services, which has led to a decrease in demand for our services. As a result, our net operating revenues decreased by 5.0% from NT$62,403 million in 2008 to NT$59,295 million (US$1,855.9 million) in 2009 and our gross margin decreased as well.

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

Consolidation

For each of 2007 and 2008, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., hence reducing the number of our consolidated subsidiaries to four. Upon adoption of the Order of the Financial Supervisory Commission, Executive Yuan No. 0930154140 in January 2005, we were required to prepare consolidated financial statements pursuant to R.O.C. SFAS No. 7 on a semiannual basis. However, the Commission released the Order No. 0960064020 in November 2007, which requires us to prepare consolidated financial statements on a quarterly basis commencing January 2008.

Transactions with ChipMOS Taiwan and ChipMOS Bermuda

As of March 27, 2007, we owned a 28.8% equity interest in ChipMOS Taiwan, a semiconductor packaging and testing and LCD driver and IC manufacturing company located in Hsinchu, Taiwan. We recognized investment income of NT$1,125 million for the years ended December 31, 2006 and NT$246 million for the period between January 1, 2007 and March 27, 2007 from ChipMOS Taiwan’s financial results. In 2006 and 2007, our investment income under U.S. GAAP from ChipMOS Taiwan was NT$1,045 million and NT$253 million, respectively. Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS Taiwan, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS Taiwan purchased, all of the common shares of ChipMOS Taiwan, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. Upon the completion of the sale and purchase, we owned 14.7% of ChipMOS Bermuda. As of December 31, 2009, we held a 14.5% ownership in ChipMOS Bermuda.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into an equipment purchase / sales agreement with ChipMOS Technologies Inc., or ChipMOS Taiwan, to sell certain equipment to ChipMOS Taiwan for an aggregate consideration of NT$1,630,580. The aggregate consideration was determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as negotiations between us and ChipMOS Taiwan. Under the terms of the equipment purchase agreement, we commit not to purchase DRAM testers and LCD driver assembly and test equipment for five years from February 26, 2010.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into a share purchase / sales agreement with ChipMOS Bermuda to purchase 133,000,000 common shares of ChipMOS Taiwan, for an aggregate consideration of NT$1,630,580. ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. The share purchase represents approximately 15.77% of the outstanding shares of ChipMOS Taiwan. The aggregate consideration was determined based on the valuation report provided by Horizon Securities Ltd. as well as negotiations between us and ChipMOS Bermuda.

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

	Years Ended December 31,
	2007		2008		2009
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

Substrate base packages	32,180	48.6	31,243	50.1	30,242	51.0
Lead-frame base packages	19,601	29.6	18,473	29.6	18,235	30.8
Other packages	5,795	8.8	4,064	6.5	2,880	4.8
Total packaging revenues	57,576	87.0	53,780	86.2	51,357	86.6
Testing and other revenues	8,601	13.0	8,623	13.8	7,938	13.4
Total net operating revenues	66,177	100.0	62,403	100.0	59,295	100.0

Expansion and Utilization Rate

As we continue to expand our capacity in order to meet increasing demand from our customers, the number of our wire bonders and testers increased to 5,080 and 360, respectively, as of December 31, 2007, 5,176 and 381, respectively, as of December 31, 2008 and 5,613 and 401, respectively, as of December 31, 2009.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 90%, 82% and 95% in 2007, 2008 and 2009, respectively.

Applications of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with R.O.C. GAAP. R.O.C. GAAP vary in certain significant respects from U.S. GAAP. These differences and their effects on our financial statements are described in note 31 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory reserves, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and equity investments, and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.

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

Inventories are recorded at cost when acquired under a perpetual inventory system and adjusted to cost using the weighted–average method at the balance sheet date. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary. Prior to January 1, 2009, inventories were stated by category at the lower of aggregate cost or market value and total inventory approach as of the balance sheet date. Effective January 1, 2009, inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

Impairment of Long-Lived Assets

We review long-lived assets for the purpose of determining the amount of impairment quarterly under R.O.C. GAAP. We perform impairment test whenever an event occurs or evidence indicates that the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of the net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.

An impairment loss recognized in prior years is reversed if such impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

In 2007, 2008 and 2009, we recognized an impairment charge of NT$49 million, NT$43 million and NT$74 million (US$2.3 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2007, 2008 and 2009.

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

Provision for Income Taxes and Deferred Tax Asset Valuation Allowances

As of December 31, 2009, we had approximately NT$1,906 million (US$59.7 million) of net deferred income tax assets related principally to investment tax credits that expire at various dates through 2013, the unrealized loss on idle assets and loss carryforwards. Valuation allowance was provided to reduce the deferred income tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

Employee Bonuses

Some of our employees are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves are made in accordance with R.O.C. law and our articles of incorporation and after appropriation for remuneration to directors are made. Employee bonuses may be granted in cash, shares or a combination of both. Under R.O.C. GAAP, prior to January 1, 2008, such bonuses are appropriated from retained earnings during the accounting period during which such shareholders’ approval is obtained. If such employee bonuses are settled through the issuance of our shares, the amount charged against retained earnings would be based on the par value of the common shares issued. Effective January 1, 2008, pursuant to R.O.C. EITF 96-052, a company should no longer treat such bonuses as a reduction of retained earnings but record it as an expense and related liability when a company has legal obligations and could reasonably estimate such amount, which is similar to the requirements of U.S. GAAP.

Under U.S. GAAP, the employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees.

Goodwill

Goodwill arising from business combination is recognized under U.S. GAAP as the difference between the fair market value of shares issued and the fair market value of net assets acquired. ASC Topic 350, Intangibles – Goodwill and Other, or ASC Topic 350, requires that we cease amortization of goodwill and perform an impairment review, at the “reporting unit” level, upon adoption and at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of December 31, 2009.

Embedded Derivatives

Under U.S. GAAP, the convertible or exchangeable option embedded in investments in convertible bonds or exchangeable bonds is separated from the host and accounted for as though it was a discrete derivative instrument when the embedded derivative meets the definition of a derivative instrument under ASC Topic 815, Derivatives and Hedging, or ASC Topic 815, and are not clearly and closely related to the economic characteristics and risks of the host contract. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings.

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

Under U.S. GAAP, in accordance with ASC Topic 815, the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position, or the Scope Exception.

As of December 31, 2007, 2008 and 2009, the total amount of net loss recognized from applying derivative accounting amounting to NT$1,181 million based on the independent appraisal report, nil and nil, respectively.

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

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2007	2008	2009
	%	%	%
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	70.7	79.3	80.7

Gross profit	29.3	20.7	19.3

Operating expenses:
Selling expenses	0.7	1.5	1.1
General and administrative expenses	2.2	2.7	2.4
Research and development expenses	1.9	2.2	2.1

Operating expenses	4.8	6.4	5.6

Operating income	24.5	14.3	13.7

Investment income	0.4	—	—
Net non-operating income (loss)	4.8	(3.9)	3.5
Income before income tax	29.7	10.4	17.2
Income tax expense	(3.3)	(0.3)	(2.4)

Income from continuing operations	26.4	10.1	14.8

Cumulative effects of changes in accounting principle	—	—	—
Net income	26.4	10.1	14.8

The Year ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net operating revenues. Net operating revenues decreased by 5.0% from NT$62,403 million in 2008 to NT$59,295 million (US$1,855.9 million) in 2009. Our sales revenue decreased by 5.0% in 2009 compared to 2008 because of an overall reduction in demand due to the global economic recession.

Net operating revenues from our packaging business decreased by 4.5% from 2008 to 2009. Such decrease was primarily due to the impact from the global financial crisis, where the tightening of commercial spending and of capital and credit availability and declining consumer confidence has resulted in reduction in demand and a general industry downturn.

Substrate base package sales decreased by 3.2% from NT$31,243 million in 2008 to NT$30,242 million (US$946.5 million) in 2009. The deteriorating worldwide economic conditions lead to an overall decrease in demand, which resulted in decline in revenues for the substrate base packages. In 2009, substrate base package accounted for 51.0% of our net operating revenues, up from 50.1% in 2008.

Lead-frame base package sales decreased by 1.3% from NT$18,473 million in 2008 to NT$18,235 million (US$570.7 million) in 2009. The decrease in lead-frame base package sales was attributable to the decline in demand due to the global financial crisis. In 2009, lead-frame base package accounted for 30.8% of our net operating revenues, up from 29.6% in 2008.

Gross profit and gross margin. Our gross profit decreased by 11.6% from NT$12,949 million in 2008 to NT$11,443 million (US$358.2 million) in 2009 mainly due to the decrease of net operating revenues. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 20.7% in 2008 to 19.3% in 2009. Our cost of goods sold decreased by 3.2% from NT$49,454 million in 2008 to NT$47,852 (US$1,497.7 million) million in 2009.

Operating expenses. Operating expenses decrease by 17.6% from NT$4,003 million in 2008 to NT$3,300 million (US$103.3 million) in 2009. Operating expenses as a percentage of net operating revenues was 6.4% and 5.6% in 2008 and 2009, respectively.

Selling expenses. Selling expenses decreased by NT$320 million between these two years mainly due to decreases in bad debt, legal fees and commission fees.

General and administrative expenses. General and administrative expenses decreased by NT$276 million between these two years mainly due to decreases in employees’ bonuses, legal fees and salary expenses.

Research and development expenses. Research and development expenses decrease by NT$107 million between these two years mainly due to decreases in new package development expenses.

Operating income and operating margin. We recorded an operating income of NT$8,946 million and an operating margin of 14.3% (operating income as a percentage of net operating revenues) in 2008 and generated operating income of NT$8,143 million (US$254.9 million) and operating margin of 13.7% in 2009. The decrease in operating margin was primarily due to reductions in our operating revenues in 2009.

Net non-operating (loss) income. Our net non-operating (loss) income increase from NT$(2,422) million in 2008 to NT$2,070 million (US$64.8 million) in 2009. The increase in net non-operating income was primarily due to a gain on disposal of investments of NT$1,948 million (US$61.0 million) recognized in 2009 and an impairment loss of NT$3,031 million (US$94.9 million) recognized in 2008.

Income tax expense. We recognized an income tax expense of NT$211 million in 2008 and NT$1,423 million (US$44.5 million) in 2009 primarily due to expiration of certain five-year income tax exemptions.

Net income. As a result of the factors discussed above, our net income increased from NT$6,314 million in 2008 to NT$8,790 million (US$275.1 million) in 2009.

The Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Net operating revenues. Net operating revenues decreased by 5.7% from NT$66,177 million in 2007 to NT$62,403 million in 2008.

Net operating revenues from our packaging business decreased by 6.6% from 2007 to 2008. Such decrease was primarily due to the impact from the global financial crisis, where the tightening of commercial spending and of capital and credit availability and declining consumer confidence has resulted in reduction in demand and a general industry downturn.

Substrate base package sales decreased by 2.9% from NT$32,180 million in 2007 to NT$31,243 million in 2008. The deteriorating worldwide economic conditions lead to an overall decrease in demand, which resulted in decline in revenues for all packages. In 2008, substrate base package accounted for 50.1% of our net operating revenues, up from 48.60% in 2007.

Lead-frame base package sales decreased by 5.8% from NT$19,601 million in 2007 to NT$18,473 million in 2008. The decrease in lead-frame base package sales was attributable to the decline in demand due to the global financial crisis. In 2008, lead-frame base package accounted for 29.60% of our net operating revenues, the same as the percentage in 2007.

Gross profit and gross margin. Our gross profit decreased by 33.3% from NT$19,401 million in 2007 to NT$12,949 million in 2008. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 29.3% in 2007 to 20.7% in 2008. Our cost of goods sold increased by 5.7% from NT$46,776 million in 2007 to NT$49,454 million in 2008. Our sales revenue decreases by 5.7% in 2008 compared to the one in 2007 because of a reduction of our product sales price and fluctuations in foreign exchange rates in 2008. In addition, the decrease of our gross margin for 2008 was primarily due to the increasing price of gold wire and the recording of expenses for employees’ bonuses, which resulted in an increase of manufacturing unit cost.

Operating expenses. Operating expenses increased by 24.2% from NT$3,224 million in 2007 to NT$4,003 million in 2008. Operating expenses as a percentage of net operating revenues was 4.8% and 6.4% in 2007 and 2008, respectively.

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

Operating income and operating margin. We recorded an operating income of NT$16,177 million and an operating margin of 24.5% (operating income as a percentage of net operating revenues) in 2007 and generated operating income of NT$8,946 million and operating margin of 14.3% in 2008. The decrease in operating margin was primarily due to a decrease in gross margin from 29.3% in 2007 to 20.7% in 2008.

Net non-operating (loss) income. Our net non-operating income decreased from NT$3,452 million in 2007 to NT$(2,422) million (US$-73.9 million) in 2008. The decrease in net non-operating income was primarily due to an increase in impairment loss of NT$3,031 million (US$92.5 million) and decrease in gain on disposal of investments of NT$2,323 million (US$70.9 million).

Income tax expense. We recognized an income tax expense of NT$2,139 million in 2007 and an income tax expense of NT$211 million (US$6.4 million) in 2008. The decrease in income tax expense was primarily due to a large decrease in income before tax in 2008.

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

Liquidity

As of December 31, 2009, our primary source of liquidity was NT$19,615 million (US$613.9 million) of cash and cash equivalents. As of December 31, 2009, we had total availability under existing short-term lines of credit of NT$6,958 million (US$217.8 million) available from seven domestic and foreign financial institutions, of which NT$313 million (US$9.8 million) were used as letters of credit and guarantees. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. As of December 31, 2009, we had short-term borrowing NT$225 million (US$7.0 million) outstanding under these short-term facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	24,423	21,605	15,492	484.9
Net cash used in investing activities	(5,395)	(10,555)	(5,621)	(175.9)
Net cash used in financing activities	(11,157)	(14,927)	(9,054)	(283.4)
Effect of exchange rate changes on cash	22	94	(43)	(1.4)

Net increase (decrease) in cash and cash equivalents	7,893	(3,783)	774	24.2

Net Cash Provided by Operating Activities

In 2009, net cash provided by operations was NT$15,492 million (US$484.9 million) compared to NT$21,605 million in 2008. The decrease in net cash provided by operating activities was primarily the result of a significant increase in accounts receivable. Our accounts receivable decreased by NT$3,611 million in 2008 and increased by NT$4,390 million (US$137.4 million) in 2009, mainly due to increase in net operating revenue in the forth quarter of 2009 compared to the same quarter in 2008.

In 2008, net cash provided by operations was NT$21,605 million compared to NT$24,423 million in 2007. The decrease in net cash provided by operating activities was primarily the result of a significant decrease in net income. Our accounts receivable increased by NT$2,042 million in 2007 and decreased by NT$3,611 million in 2008, and our accounts payable increased by NT$2,304 million in 2007 and decreased by NT$1,618 million in 2008. Our depreciation and amortization expenses increased from NT$8,169 million in 2007 to NT$9,432 million in 2008. The increase in our depreciation and amortization expenses in 2008 compared to 2007 was due to additional increased number of equipment installed in connection with our capacity expansion program.

Net Cash Used in Investing Activities

In 2009, cash used in investing activities was NT$5,621 million (US$175.9 million) compared to NT$10,555 million in 2008. The decrease in net cash used in investing activities was primarily the result of a significant decrease in cash used in the acquisition of property, plant and equipment in the amount of NT$5,303 million (US$166.0 million) in 2009 compared to NT$10,048 million in 2008. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2008 and 2009, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2008 and 2009, outstanding balances of prepayments for purchases of equipment amounted to NT$652 million and NT$1,182 million (US$37.0 million), respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets.

In 2008, cash used in investing activities was NT$10,555 million compared to NT$5,395 million in 2007. The increase in net cash used in investing activities was primarily the result of a significant decrease in proceeds from disposal of long-term investments in the amount of nil in 2008 compared to NT$9,564 million in 2007. Net cash used in investing activities primarily reflected capital expenditures for property, plants and equipment. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2007 and 2008, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2007 and 2008, outstanding balances of prepayments for purchases of equipment amounted to NT$2,211 million and NT$652 million, respectively. We have entered into agreements with third parties in connection with our expansion plans. We do not have any written options on non-financial assets.

Net Cash Used in Financing Activities

Net cash used in financing activities was NT$14,927 million and NT$9,054 million (US$283.4 million) in 2008 and 2009, respectively. In 2008, net cash used in financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$14,775 million in aggregate. In 2009, net cash used by financing activities reflected primarily our payment of stockholders’ dividends of NT$5,609 million (US$175.6 million) and our repayment of long-term borrowings of NT$3,000 million (US$93.9 million).

Net cash used in financing activities was NT$11,157 million and NT$14,927 million in 2007 and 2008, respectively. In 2007, net cash used by financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$10,678 million and our repayment of long-term borrowings of NT$166 million. In 2008, net cash used in financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$14,775 million in aggregate.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2010 is approximately NT$14,300 million (US$447.6 million), which is funded from our retained earnings. We expect that our capital expenditures in 2010 will primarily consist of purchasing equipment, improving our facilities and constructing new plants. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. As of December 31, 2009, we did not have any outstanding long-term borrowings. We entered into a multiple-purpose credit facility led by Mega Bank in May 2006 in the aggregate principal amount of NT$7,000 million for the purposes of (i) refinancing certain of our long-term indebtedness and (ii) funding our capital expenditure. This facility is a mid-term credit facility expiring in May 2011. On June 26, 2009, we repaid the entire NT$3,000 million (US$91.6 million) we have drawn from this credit facility and consequently this credit facility has been terminated.

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

Inflation/Deflation

The inflation rate in Taiwan was 1.8% in 2007, 3.5% in 2008 and -0.9% in 2009. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

The corporate income tax rate has been reduced from 25% to 20% since January 1, 2010. Therefore, the corporate income tax rate in Taiwan which currently applies to us is 20%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2004. These tax exemptions resulted in tax savings of approximately NT$1,184 million, NT$826 million and NT$307 million (US$9.6 million) in 2007, 2008 and 2009, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the sunset clauses for the Statute for Upgrading Industries effective from January 1, 2010, we are no longer entitled to the five-year tax exemptions and investment tax credits that we previously enjoyed for the acquisition cost of qualifying machinery and equipment. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$1,475 million, NT$858 million and NT$863 million (US$27.0 million) in 2007, 2008 and 2009, respectively. In 2007, 2008 and 2009, our effective income tax rates were 12.87%, 12.50% and 12.50%, respectively.

ASC Topic 740, Income Tax, or ASC Topic 740, requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. Two-step process is required for the evaluation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We adopted the provisions of ASC Topic 740 in January 2007 and performed our evaluation pursuant to the interpretation.

U.S. GAAP Reconciliation

Our financial statements have been prepared in accordance with R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. The U.S. GAAP information in note 31 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on R.O.C. GAAP, and determined in accordance with U.S. GAAP together with reconciliation of net income and shareholders’ equity from a R.O.C. GAAP basis to a U.S. GAAP basis. The following table shows a comparison of our net income and stockholders’ equity according to R.O.C. GAAP and U.S. GAAP for the periods indicated.

Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under R.O.C. GAAP	17,489	6,314	8,790	275.1
U.S. GAAP adjustments:
Compensated absences	(13)	(2)	(15)	(0.5)
Compensation	(3,635)	(1,582)	—	—
Employee stock option	(2)	—	—	—
Impairment on long-term investments	—	(280)	—	—
Embedded derivative	(1,181)	—	—	—
Defined benefit pension plan-net periodic pension cost	7	1	1	—
Equity investments:
Net income variance between U.S. GAAP and R.O.C. GAAP	7	—	—	—
Gain on disposal of long-term investments	403	—	—	—
Total U.S. GAAP adjustments	(4,414)	(1,863)	(14)	(0.5)
Taxation effect	24	(56)	(21)	(0.6)

Net income under U.S. GAAP	13,099	4,393	8,755	274.0

Reconciliation of Consolidated Shareholders’ Equity

The following are the most significant differences between R.O.C. GAAP and U.S. GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Total shareholders’ equity as reported under R.O.C. GAAP	68,908	59,314	63,081	1,974.4
U.S. GAAP adjustments:
Compensated absences	(56)	(58)	(73)	(2.3)
Compensation	(1,729)	—	—	—
Defined benefit pension plan	(317)	(172)	(363)	(11.3)
Acquisition of Siliconware Corporation	4,874	4,874	4,874	152.5
Taxation effect	16	(40)	(61)	(1.9)

Shareholders’ equity under U.S. GAAP	71,696	63,917	67,458	2,111.4

The following are the most significant differences between R.O.C. GAAP and U.S. GAAP as they relate to our net income and shareholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

Employee Bonuses

Certain employees of our company are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with R.O.C. regulations and our articles of incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares or a combination of both. Before January 1, 2008, under R.O.C. GAAP, such bonuses are appropriated from retained earnings in the accounting period during which such shareholders’ approval is obtained. If such employee bonuses are in the form of our shares, the amount charged against retained earnings is based on the par value of the shares issued. Under U.S. GAAP, any employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between U.S. GAAP and R.O.C. GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of U.S. GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital.

Effective January 1, 2008, pursuant to R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, we no longer treat employee bonuses as a reduction of retained earnings, but as a cost / expense and related liability when we have legal obligations and could reasonably estimate such amount.

Employee Stock Option

Prior to January 1, 2006, U.S. GAAP allowed us to use the intrinsic value prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, for measurement of stock-based compensation expense with pro-forma disclosure of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in ASC Topic 718, Compensation – Stock Compensation, or ASC Topic 718, were used. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. ASC Topic 718 requires us to use the fair value method with forfeitures estimated at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of our stock options is subject to change due to the distribution of stock dividends. We were required to measure the effects of the modification and record incremental compensation cost, if any.

For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We apply the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock options, which is based on our contractual term. We estimate dividend yield based on historical experience. In addition, we use the yield of Taiwan Government Bonds with a contract term equal to the expected term of the stock options as our risk-free interest rate pursuant to ASC Topic 718, which requires entities based in jurisdiction outside the United States to use the implied yield of zero coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate.

Equity Investments

Our proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under R.O.C. GAAP differs from U.S. GAAP. Any difference would be recognized if and when we sell the equity investment.

Our proportionate share of the income or loss from an equity investee may differ from our share in the investee’s equity. Under both R.O.C. GAAP and U.S. GAAP, we are required to adjust our investment in correspondence to our pro rata share of the investee’s equity. Under R.O.C. GAAP, adjustments may include, but are not limited to, cumulative translation and unrecognized pension cost. For reconciliation to U.S. GAAP, additional adjustments are made for the variances exclusively resulting from U.S. GAAP, such as defined benefit pension plan pursuant to ASC Topic 715, Compensation – Retirement Benefits, or ASC Topic 715.

Defined Benefit Pension Plan

Net periodic pension cost under U.S. GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation the difference between U.S. GAAP and R.O.C. GAAP is required before reaching U.S. GAAP funding status.

Under R.O.C. GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under U.S. GAAP, additional pension liability or asset is accrued pursuant to ASC Topic 715, which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with ASC Topic 715 are now recognized as a component of other comprehensive income.

10% Tax on Undistributed Earnings and Tax Effect of U.S. GAAP Adjustments

Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the period during which the amount of undistributed earnings is approved by the shareholders. Under U.S. GAAP, the 10% tax on undistributed earnings should be accrued in the period during which the earnings are generated and should be adjusted to the extent that distributions are approved by the shareholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and U.S. GAAP.

Goodwill Acquired through Acquisition

The fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corp. on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded under R.O.C. GAAP. Under U.S. GAAP, the acquisition has been accounted for using the purchase method of accounting, and the purchase price was determined using the market value of our shares issued in connection with the acquisition. The difference between the fair value of our shares issued in connection with the acquisition and the fair value of the net assets acquired results in goodwill. Before 2002, goodwill was amortized on a straight-line basis over ten years.

In accordance with ASC Topic 350, Intangible – Goodwill and Other (“ASC Topic 350”), we no longer amortize goodwill since 2002. We have elected to perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2007, 2008 and 2009 and concluded that there was no impairment in these three years.

Impairment of Long-lived Assets

R.O.C. SFAS No. 35 regarding impairment of long-lived assets is effective for financial statements issued for fiscal years ended and after December 31, 2005 and the interim periods within such fiscal years. Under both R.O.C. GAAP and U.S. GAAP, we are required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable. Under R.O.C. GAAP, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the carrying amount of an asset is recognized as a loss in earnings. Under U.S. GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices from the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows.

We performed periodical review for our long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. We recognized impairment losses of NT$49 million, NT$43 million and NT$74 million (US$2.3 million), respectively, on idle assets for the years ended December 31, 2007, 2008 and 2009. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2007, 2008 and 2009.

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

Under U.S. GAAP, in accordance with ASC Topic 815, convertible bonds, with the feature of the combination of mutually exclusive conversion of the debt to equity or redemption at a multiple of the bonds par value, are required to be accounted for as embedded derivative instruments. In addition, if the bonds are denominated in foreign currency and conversion terms contain a fixed foreign exchange feature determining the rate at which the bonds are to be converted into local currency stock, the combination of the conversion option and the fixed foreign exchange forward contract makes the bonds dual indexed and therefore the conversion right should be bifurcated. The embedded derivatives separated from the book value of bonds are measured at fair value and changes in fair value are recognized as unrealized gain (loss) in the income statement for each accounting period.

Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. We did not issue any stock dividends in 2009. Hence, reclassification from retained earnings to additional paid-in capital is not needed.

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

Under U.S. GAAP ASC Topic 320, Investments – Debt and Equity Securities, or ASC Topic 320, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity. The fair value of listed stock under U.S. GAAP is generally determined by the closing price at the balance sheet date. We perform impairment analysis to determine whether our marketable securities suffer an other-than-temporary decline in fair value below the cost. Under the impact of the global financial crisis, we performed evaluations of impairment toward ChipMOS Bermuda and recognized an other-than temporary impairment loss of NT$2.1 billion under R.O.C. GAAP and NT$2.4 billion under U.S. GAAP for the year ended December 31, 2008. No such impairment has been identified for 2009.

Calculation of EPS

In calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2007, 2008 and 2009 were 35,203,522 shares, 47,145,362 shares and nil, respectively.

In computing the dilutive effect of convertible bonds when calculating net income available to common stockholders for diluted EPS, the after-tax results of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs are taken into consideration under R.O.C. GAAP. However, under U.S. GAAP, in addition to the above three items, the after tax result of mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds is also taken into consideration. Anti-dilutive effect is considered both under R.O.C. GAAP and under U.S. GAAP.

For the purpose of computing the dilutive effect of the employee stock options, the treasury-stock method is used. Treasury shares that may be repurchased with assumed proceeds from the exercise of employee stock options may not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under R.O.C. GAAP, the assumed proceeds are the exercise price. Under U.S. GAAP, the assumed proceeds are the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that will be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under U.S. GAAP is different from the one calculated under R.O.C. GAAP.

Disposal of investment under equity method for exchange of noncontrolling ownership interest and monetary consideration

Under R.O.C. GAAP, commercial substance, the expectation of a significant change of future cash flows, is evaluated for determining whether gain on investments should be deferred. A gain is recognized only for the portion related to the monetary consideration received. However, under U.S. GAAP, a transaction involved significant monetary consideration is deemed to be a monetary exchange. Therefore, an exchange of investment would be recorded at fair value and no gain on disposal of investment would be deferred.

Recent Accounting Pronouncements

U.S. GAAP

In December 2008, the FASB issued guidance regarding employer’s disclosures about postretirement benefit plan assets, including investment allocation decisions, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. This guidance is effective for fiscal years ending after December 15, 2009. The adoption of this guidance does not have any significant impact on our consolidated financial results.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, or VIE,, which is effective for interim and annual periods ending beginning November 15, 2009. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. We do not expect the adoption of this guidance to have any significant impact on our consolidated financial results.

In July 2009, the FASB issued the FASB Accounting Standards Codification, or ASC . The issued guidance establishes ASC as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of this guidance does not have any significant impact on our consolidated financial results.

In August 2009, the FASB issued guidance on the measurement of liabilities at fair value. The guidance clarifies the application of certain valuation techniques in circumstances when a quoted price in an active market for the identical liability is not available. This guidance is effective for annual period ending December 31, 2009. The adoption of this guidance does not have any significant impact on our consolidated financial results.

In October 2009, the FASB issued amended guidance for the scope of existing software revenue recognition accounting. Software elements and tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The new guidance is effective for all new or materially modified arrangements entered into on or after June 15, 2010 with earlier adoption permitted. We do not expect the adoption of this guidance to have any significant impact on our consolidated financial results.

In October 2009, the FASB issued guidance on revenue recognition for arrangements with multiple deliverables. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, the residual method of revenue recognition is prohibited. Rather, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance is effective for all new or materially modified arrangements entered into on or after June 15, 2010 with earlier adoption permitted. We are currently evaluating the impact of adopting this new guidance.

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effective immediately upon issuance. The adoption of this guidance does not have any significant impact on our consolidated financial results.

R.O.C. GAAP

In November 2007, the R.O.C. Accounting Research and Development Foundation issued SFAS No. 10 (revised), “Inventories,” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This statement is effective for fiscal years beginning on or after January 1, 2009. The adoption of R.O.C. SFAS No.10 (revised) does not have any significant impact on our consolidated financial statements.

In April 2009, the R.O.C. Accounting Research and Development Foundation issued R.O.C. SFAS No. 41, “Disclosure for Operating Segments Information”, which provides guidance on the identification of operating segments and required disclosure for operating segments information. This statement is effective for fiscal years beginning on or after January 1, 2011. We do not expect the adoption of this guidance to have any significant impact on our consolidated financial results.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2009. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2009, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2009.

Payments Due by Period
Contractual Obligations (1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
(in NT$ millions)
Long-term debt	—	—	—	—	—
Secured long-term loans	—	—	—	—	—
Unsecured long-term loans	—	—	—	—	—
Short-term loans	225	225	—	—	—
Secured bonds	—	—	—	—	—
Unsecured bonds	—	—	—	—	—
Operating leases (2)	189	18	36	35	100
Purchase obligations	—	—	—	—	—

Total contractual cash obligations	414	243	36	35	100

(1)	Excludes interest payments.
(2)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Hsinchu, Taiwan.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated balance sheet as of December 31, 2009 include NT$222.4 million (US$7.0 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$15.6 million (US$0.5 million) to the pension plan in 2010.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2010. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Bough Lin	58	Chairman; Executive Vice President	26	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	62	Vice Chairman; President	26	Director of SPIL’s subsidiaries.
Wen-Lung Lin	58	Director	5	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	55	Director; Senior Vice President	26	Director of SPIL’s subsidiary.
Wen-Jung Lin	63	Director	19	None
Teresa Wang(1)	54	Director	0	None
Hsiu-Li Liu	55	Independent Director(2)	19	Chairman of So Dar Investment; Director of Chi Cheng Enterprise, Li Fu Investment, More Power Electronics Corp.
Ing Dar Liu	62	Independent Director(2)	5	Director of InnoLux Display Corp., AME Inc.; Chairman of Jing-Hong Investment.
Jing-Shan Aur	61	Independent Director(2)	5	Director of RSEA Engineering Corp.,
Wen-Lung Cheng	62	Supervisor	8	Chairman of Joinwin Investment; Director of SPIL’s subsidiary; Supervisor of Gamania Digital Entertainment Co. Ltd.
Fu-Mei Tang	58	Supervisor	5	None
C.Y. Lin	56	Senior Vice President	13	None
Kuo-Jui Tai	47	Vice President	7	None
Chien-An Chen	60	Vice President	18	None
Chien-Hua Chen	55	Vice President	11	None

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Michael Chang	48	Vice President	11	None
C.S Hsiao	51	Vice President	23	None
Yu Hu Liu	52	Vice President	25	None
Kun-Yi Chien	54	Vice President	21	None
John Yu	45	Vice President	18	None
Eva Chen	52	Chief Financial Officer	5	None

(1)	Representing Pei-Sheng Cultural Educational Foundation.
(2)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

Bough Lin is our chairman and executive vice president. He has been our director since August 1984. Mr. Lin is also currently a director of our subsidiaries, SPIL (B.V.I.) Holding Ltd.and Siliconware U.S.A., Inc., as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics. In addition, Mr. Lin is the brother-in-law of Wen-Lung Cheng, who is one of our supervisors. Mr. Lin is a cousin of Mr. Wen-Jung Lin, our director.

Chi-Wen Tsai is currently our vice chairman and president. He has been our director since August 1984. Mr. Tsai is also a director of our subsidiaries, SPIL (Cayman) Holding Ltd., Siliconware Technology (Suzhou) Ltd. and Siliconware U.S.A., Inc., as our representative. He received a Bachelor’s degree in electrical engineering from National Taipei Institute of Technology in Taiwan in 1969.

Wen-Lung Lin has been our director since June 2005. He graduated from Taichung Commercial College in Taiwan with a Bachelor’s degree. Mr. Lin is currently the chairman of Ku-Ming Investment Co.

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

Teresa Wang is currently our Special Assistant of Chairman Office. She has been our director since December 2009. She received a Bachelor’s degree in accounting and statistics from Ming Chuang College in 1978.

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

C.Y. Lin is our senior vice president in charge of Asia District Marketing and Sales Group. Before joining us, Mr. Lin was the director of Orient Semiconductor Electronics, Ltd. Mr. Lin graduated from Nan-Jeon College of Technology in 1974 with a Bachelor’s degree in electrical engineering.

Kuo-Jui Tai has been a vice president since 2003. Before joining us, Mr. Tai was the vice-general manager of You Li Co. Mr. Tai received a Master’s degree in industrial engineering and engineering management from National Tsing Hua University.

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

Kun-Yi Chien is currently our vice president in our administration center. He received an EMBA from Tunghai University in 2009.

John Yu is currently our vice president in Asia District Marketing and Sales Group. He graduated from National Taiwan Institute of Technology in 1992 with a Bachelor’s degree in industrial engineering and management .

Eva Chen has been our chief financial officer since 2005. Ms. Chen received a Master’s degree in accounting and information technology from National Chung Cheng University in 2007.

B. Compensation of Directors, Supervisors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2009 was NT$236 million (US$7.4 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.

C. Board Practices

All of our directors and supervisors were elected on June 13, 2008 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Audit Committee

At the date of this filing, we have three independent directors, Jing-Shan Aur, Ing-Dar Liu and Hsiu-Li Liu, to constitute an audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASDAQ Listing Rule 5605(b). We have been in compliance with the requirements thereunder since July 27, 2005.

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2007, 2008 and 2009, we, together with our subsidiaries, had 16,071, 15,762 and 16,077 full-time employees, respectively. Of these employees as of December 31, 2009, 14,546 were located in Taiwan, and 1,470 were located in Mainland China, and 61 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees cash bonuses of NT$631 million (US$19.7 million) in 2009.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor union.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2010, our most recent record date.

Name	Number of Shares Owned	Percentage of Shares Owned

Bough Lin	65,294,075	2.10%
Chi-Wen Tsai	40,175,555	1.29%
Wen-Lung Lin	19,754,751	*
Yen-Chun Chang	10,416,417	*
Wen-Jung Lin	5,391,914	*
Teresa Wang(1)	11,251,831	*
Hsiu-Li Liu	12,251,189	*
Ing-Dar Liu	—	—
Jing-Shan Aur	146,292	*
Wen-Lung Cheng	10,133,937	*
Fu-Mei Tang	9,025,917	*
C.Y. Lin	239,819	*
Kuo-Jui Tai	302,304	*
Chien-An Chen	473,833	*
Chien-Hua Chen	32,668	*

Name	Number of Shares Owned	Percentage of Shares Owned

Michael Chang	206,560	*
C.S Hsiao	135,408	*
Yu Hu Liu	7,438,972	*
Kun-Yi Chien	300,029	*
John Yu	165,894	*
Eva Chen	213,164	*

*	Less than 1%.
(1)	Representing Pei-Sheng Cultural Educational Foundation.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of August 4, 2007, July 30, 2008 and July 19, 2009 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	August 4, 2007				July 30, 2008				July 19, 2009(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned

Citibank(2)(3)	618,309,437		20.15%		517,969,290		16.43%		624,143,605		19.80%
National Financial Stability Fund Commission	*		*		*		*		82,255,000		2.61%

JPMorgan in Custody for Capital World Growth and Income Fund Inc.	*		*		151,319,210		4.80%		78,206,000		2.48%
JPMorgan in Custody for Capital Income Builder Inc.	*		*		93,455,300		2.96%		68,555,300		2.17%

Bough Lin	44,746,609		1.46%		66,494,075		2.11%		66,494,075		2.11%

Nan Shan Life Insurance Company Ltd	*		*		64,847,374		2.06%		56,324,354		1.79%

Old Labor Pension Fund	*		*		*		*		56,230,907		1.78%

Ku-Ming Investment Company Ltd(4)	55,547,404		1.81%		56,102,878		1.78%		56,102,878		1.78%

Citibank in Custody for Government of Singapore Investment Corp. PFE Ltd	42,913,044		1.40%		48,150,784		1.53%		51,312,275		1.63%

Chunghwa Post Co., Ltd	*		*		44,524,157		1.41%		43,252,067		1.37%
Directors and Supervisors as a group(5)	227,869,603	(6)	7.42	%(6)	220,480,610	(7)	6.99	%(7)	183,841,878	(5)	5.90	%(5)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs.

(3)	As of December 31, 2009 and based on the Schedule 13G filed by Blackrock, Inc. on January 8, 2010, Blackrock Inc. beneficially owned 343,334,190 common shares in the form of ADSs, which represented 10.09% of our outstanding share capital as of December 31, 2009. The address of Blackrock Inc. is 40 East 52nd Street, New York, NY 10022.
(4)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(5)	As of March 31, 2010.
(6)	As of March 31, 2008.
(7)	As of March 31, 2009.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2010, a total of 124,628,695 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C. As of March 31, 2010, 623,143,605 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of March 31, 2010, 623,143,605 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Sigurd Microelectronics Corp.

For 2007, we had total sales of packaging services to Sigurd of NT$224 million. We resigned as a director of Sigurd on November 9, 2007, and Sigurd ceased to be a related party of our company.

ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd.

For 2007, the amount of purchases we made with ChipMOS Taiwan was immaterial. Pursuant to a Share Purchase and Subscription Agreement entered into among us, ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda and ChipMOS Taiwan, on March 27, 2007, we sold, and ChipMOS Bermuda and ChipMOS Taiwan purchased, all of the common shares of ChipMOS Taiwan, at par value NT$10 per share, owned by us for a total cash consideration of US$191,147,464. In addition, we subscribed for 12,174,998 newly issued common shares of ChipMOS Bermuda, at par value US$0.01 per share, for an aggregate consideration of US$76,458,987, representing a purchase price of US$6.28 per common share of ChipMOS Bermuda. We resigned as a director of ChipMOS Taiwan on March 26, 2007.

On February 26, 2010, we entered into an equipment purchase / sales agreement with ChipMOS Taiwan and a share purchase / sales agreement with ChipMOS Bermuda to purchase 133,000,000 common shares of ChipMOS Taiwan. See “Item 4. Information on the Company—B. Business Overview—Strategic Acquisitions and Dispositions.”

Pei-Sheng Foundation

We sold land and buildings to Pei-Sheng Foundation totaling NT$182 million and recognized a loss on disposal of property, plant and equipment of NT$33 million in 2007.

Phoenix Precision Technology Corporation

We purchased semiconductor raw materials from Phoenix Precision Technology Corporation, or Phoenix Precision, totaling NT$2,544 million, NT$2,093 million and NT$2,085 million (US$65.3 million) in 2007, 2008 and 2009, respectively. The average payment period is approximately 90 days from the date of completion of service or purchase. As of December 31, 2007 and 2008, we owed NT$663 million and NT$436 million, respectively, in accounts payable, to Phoenix Precision Technology.

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

On December 1, 2009, Phoenix Precision was merged by Unimicron Technology Corporation. Following this merger, our 16.80% share in Phoenix Precision was transformed into a 4.94% share in Unimicron Technology. Under the definition of the related party, Unimicron Technology is not defined as a related party of our company.

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

	Cash Dividend per share	Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870

	Cash Dividend per share	Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)	(NT$)
2001	0	1.45	235,421,212	1,852,761,683
2002(3)	0	0	—	1,853,668,683
2003(4)	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426
2007	3.40	0.20	58,672,538	3,073,424,534
2008	4.50	0.10	30,746,975	3,152,589,871
2009	1.80	0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.
(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.

B. Significant Changes

Our net operating revenues on a consolidated basis for the three months ended March 31, 2010 amounted to NT$15,689 million. Our net operating revenues for the first three months of 2010 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2010. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2005	46.90	21.90	20,048	6,267.32	5,565.41
2006	52.50	33.70	18,554	7,823.72	6,257.80
2007	71.70	47.90	12,423	9,809.88	7,344.56
2008	58.10	22.95	17,490	9,295.20	4,089.93
First Quarter	56.30	41.15	24,097	8,865.35	7,408.40
Second Quarter	58.10	44.00	16,060	9,295.20	7,523.54
Third Quarter	48.80	33.30	15,686	7,407.98	5,641.95
Fourth Quarter	36.80	22.95	14,859	5,764.01	4,089.93
2009	48.90	25.90	28,392	8,188.11	4,242.61
First Quarter	37.45	25.90	18,230	5,390.70	4,259.98
Second Quarter	46.00	36.00	25,674	6,954.10	5,314.45
Third Quarter	46.50	38.55	27,411	7,526.55	6,530.82
Fourth Quarter	48.90	40.25	36,038	8,188.11	7,322.93

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
November	47.10	42.00	32,466	7,792.68	7,322.93
December	43.85	40.25	28,768	8,188.11	7,649.23
2010 (through April 16, 2010)	46.65	37.25	25,703	8,356.89	7,212.87
First Quarter	46.65	37.25	25,350	8,356.89	7,212.87
January	46.65	41.65	31,823	8,356.89	7,560.03
February	41.70	37.25	25,233	7,597.44	7,212.87
March	39.50	37.50	19,792	7,962.22	7,569.80
April (through April 16, 2010)	41.80	39.15	27,536	8,171.94	8,013.09

Sources: Taiwan Stock Exchange Statistical Data 1999-2010, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily Trading Volume
Period	High	Low
	US$	US$	(in thousands
			of shares)
2004	6.00	2.83	1,047,141
2005	6.95	3.08	719,177
2006	7.94	4.74	1,786,700
2007	12.54	7.45	1,877,492
First Quarter	10.11	7.45	1,698,074
Second Quarter	11.52	9.56	1,776,946
Third Quarter	12.41	9.08	1,858,061
Fourth Quarter	12.54	7.85	2,176,888
2008	9.55	3.24	2,506,994
First Quarter	8.80	6.50	2,928,278
Second Quarter	9.55	7.17	1,844,209
Third Quarter	8.05	5.38	2,378,050
Fourth Quarter	5.66	3.24	2,883,350
November	5.22	3.31	2,996,400
December	4.82	3.24	2,886,255
2009	8.11	3.85	2,241,612
First Quarter	6.40	3.85	2,147,803
Second Quarter	8.11	5.87	2,345,231
Third Quarter	7.36	6.17	2,199,202
Fourth Quarter	7.83	6.38	2,258,291
2010 (through April 16, 2010)	7.64	5.84	2,691,788
First Quarter	7.64	5.84	2,819,946
January	7.64	6.76	3,784,442
February	6.67	5.84	3,003,779
March	6.17	5.84	1,871,326
April (through April 16, 2010)	6.69	6.24	1,981,091

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Shares

As of March 31, 2010, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion, divided into 3.12 billion shares, were issued and outstanding. As of March 31, 2010, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2010. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.

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

Other Rights of Shareholders

Under the R.O.C. Company Act, dissenting shareholders are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem all their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court. Subject to applicable law, dissenting shareholders may, among other things, exercise their appraisal rights by notifying us before the related shareholders’ meeting and /or by raising and registering their dissent at the shareholders’ meeting.

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

An ADS holder will not be able to exercise cumulative voting rights on an individual basis in the elections of directors and/or supervisors under the deposit agreement. This means that if at least 51% of the votes represented by outstanding ADSs are cast for a particular director or supervisor for a particular open position in an election, the depositary shall, subject to the terms of the deposit agreement, cause all of the shares underlying the outstanding ADSs to be voted in favor of the director or supervisor.

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

License Agreement with Flip Chip International, L.L.C.

We entered into a license agreement in November 1999, under which Flip Chip International licensed to us the package design technology that enables us to attach silicon dies directly to substrates using solder bumping rather than wire bonding technology. Under the original terms of this agreement, we made royalty payments based on the number of bumped wafers produced. This original license was set to expire in November 2009.

In December 2008, we amended our license agreement with Flip Chip International, in which for a one-time payment, Flip Chip International granted us a perpetual license for the package design technology.

D. Exchange Controls

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special Republic of China laws, rules and regulations, which are not discussed in this section.

General

Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan listed securities market. Since March 1, 1996, overseas Chinese, non-resident foreign institutional and individual investors (other than qualified foreign institutional investors), called “general foreign investors,” are permitted to make direct investments in the Taiwan securities market.

Foreign Investment in Taiwan Securities Market

On December 28, 1990, the Executive Yuan, the cabinet of the Republic of China government, approved guidelines drafted by the Securities and Futures Commission (the predecessor of the Securities and Futures Bureau), which, since January 1, 1991, has allowed direct foreign investment in Taiwan’s securities that are listed on the Taiwan Stock Exchange or other Taiwan securities approved by the Securities and Futures Bureau by certain eligible qualified foreign institutional investors.

In addition to qualified foreign institutional investors, certain individual and foreign institutional investors which meet certain qualifications set by the Securities and Futures Bureau may invest in the shares of Taiwan Stock Exchange-listed companies, GreTai Securities Market (formerly known as Over-The-Counter Securities Exchange) traded companies, emerging market companies or other Taiwan securities approved by the Securities and Futures Bureau up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the Taiwan Stock Exchange.

On September 30, 2003 and June 15, 2004, the Securities and Futures Bureau issued amendments to the “Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

•

The concept of “qualified foreign institutional investors” no longer exists. Foreign investors are reclassified as “off-shore foreign institutional investors,” “on-shore foreign institutional investors,” “off-shore general foreign investors,” and “on-shore general foreign investors” based on whether they are institutions or natural persons, and whether they have presence in Taiwan.

•

For foreign investors to invest in Taiwan’s securities market, registration with the Taiwan Stock Exchange, instead of the approval of the Securities and Futures Bureau, is required. The Taiwan Stock Exchange may withdraw or rescind the registration if the application documents submitted by foreign investors are untrue or incomplete, or if any material violation of the relevant regulations exists.

•	Off-shore foreign investors may provide the securities they hold as the underlying shares of depositary receipts and act as selling stockholders in depositary receipts offerings.

•	Off-shore foreign institutional investors are required to appoint their agent or nominee to attend the stockholders’ meeting of the invested company.

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount restriction. However, a ceiling will be separately determined by the Securities and Futures Bureau after consultation with the Central Bank of the Republic of China (Taiwan) for investment by offshore oversea Chinese and foreign individual investors.

Foreign Investment Approval

Other than:

•	foreign institutional investors;

•	foreign individual investors; and

•	investors in overseas convertible bonds and depositary receipts,

foreign investors who wish to make direct investments in the shares of Taiwan companies may submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs of Taiwan or other government authority to qualify for benefits granted under the Statute for Investment by Foreign Nationals. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies. Any non-Taiwan person possessing a foreign investment approval may remit capital for the approved investment and repatriate annual net profits and interests and cash dividends attributable to an approved investment. Stock dividends, investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.

In addition to the general restrictions against direct investment by non-Taiwan persons in Taiwan companies, non-Taiwan persons are currently prohibited from investing in prohibited industries in Taiwan under the Negative List promulgated by the Executive Yuan from time to time. The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute with the consequence of certain specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that non-Taiwan persons may directly invest only up to a specified level and with the specific approval of the relevant authority which is responsible for enforcing the legislation which the negative list is intended to implement.

Depositary Receipts

In April 1992, the Securities and Futures Bureau began allowing Taiwan companies listed on the Taiwan Stock Exchange, with the prior approval of the Securities and Futures Bureau, to sponsor the issuance and sale of depositary receipts evidencing depositary shares. In December 1994, the Republic of China Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market also to sponsor the issuance and sale of depositary receipts evidencing depositary shares representing shares of its capital stock. Approvals for these issuances are still required.

After the issuance of a depositary share, a holder of the depositary receipt evidencing the depositary shares may request the depositary issuing the depositary share to cause the underlying shares to be sold in Taiwan and to distribute the proceeds of the sale to or to withdraw the shares and deliver the shares to the depositary receipt holder. A citizen of the People’s Republic of China is not permitted to withdraw and hold our shares.

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the Taiwan Stock Exchange as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the Taiwan Stock Exchange, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information and; (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the Republic of China. A depositary receipt holder not registered as a foreign investor with the Taiwan Stock Exchange, or not has made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i)	stock dividends;

(ii)	free distributions of shares;

(iii)	due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(iv)	if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the GreTai Securities Market or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau of the Financial Supervisory Commission in connection with the offering plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

An ADS holder or the depositary, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payment for rights offerings. The depositary may be required to obtain foreign exchange payment approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of the Republic of China (Taiwan) will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Financial Supervisory Commission and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent), respectively, in each calendar year. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to Taiwan authorities. This limit applies only to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

E. Taxation

R.O.C. Tax Considerations

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

•

a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and has no fixed place of business or other permanent establishment in the R.O.C.

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

Securities Transaction Tax

A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the R.O.C. Transfers of ADSs are not subject to R.O.C. securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to R.O.C. securities transaction tax.

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

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that have purchased such shares or ADSs, that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the R.O.C. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

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

The amount of any dividend paid in a currency other than the United States dollar, such as NT dollars, which we refer to as “foreign currency,” will equal the U.S. dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary, regardless of whether the foreign currency is actually converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the foreign currency will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2009 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Our determination that we were not a PFIC in 2009 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2009, sales in the amount of US$1,307 million were denominated in U.S. dollars. In 2009, material purchases from our overseas vendors in the amounts of US$392 million and ¥8,084 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2009, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$301.5 million. As of December 31, 2009, we also had accounts payable and other liabilities denominated in U.S. dollars and the Japanese yen of US$125.85 million and of ¥3,596.73 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. The table below presents our financial instruments with foreign exchange risk as of December 31, 2009:

	Expected Maturity Date
Expressed in NT$ amount (in millions)	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets
Marketable Securities Time Deposit (US$)	1,725.30	—	—	—	—	—	1,725.30	1,725.30

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

We had no long-term debt obligation outstanding as of December 31, 2009. Therefore, there is no significant interest rate risk.

Item 12.	Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Depositary Fees

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held

Depositary Charges

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•

such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company, or DTC, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Payments by Depositary

In 2009, we received the following payments from Citibank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	47.7
Reimbursement of legal and consulting fees	373.4
Reimbursement of listing fees	64.7
Reimbursement of proxy process expenses	213.2
Reimbursement of SEC filing and maintenance fees	1,577.6

Total	2,276.6

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2009, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2009.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2009, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2008 and 2009.

	2008	2009	2009
	NT$ (in thousands)	NT$ (in thousands)	US$ (in thousands)
Audit Fees(1)	21,980	18,450	577.5
Audit-related Fees(2)	380	380	11.9
Tax Fees(3)	3,470	3,170	99.2

Total	25,830	22,000	688.6

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”, including consultations of financial accounting and reporting standards.
(3)	Tax fees include fees billed for tax compliance services and tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, Taiwan including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2008 and 2009 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

In general, corporate governance principles for Taiwanese companies are set forth in the R.O.C. Company Act, the R.O.C. Securities and Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. NASDAQ-listed companies. Under the latest amendment to the NASDAQ Listing Rule 5615, foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ corporate governance rules. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of the NASDAQ corporate governance rules we do not follow and the home country practices we follow.

Under the NASDAQ Listing Rule 5605(b)(1), a majority of the board of directors must comprise of independent directors. We have three independent directors out of a total of nine directors on our board. Our standards in determining director independence substantially comply with the NASDAQ requirements, which include detailed tests for determining director independence. In Taiwan, in order to strengthen corporate governance of Taiwanese companies, the R.O.C. Securities and Exchange Act Article 14-2 provides that public companies may appoint independent directors in accordance with its articles of incorporation, as long as it is compliant with related requirements and regulations of the R.O.C. The government authority, however, may require a company to appoint two or more independent directors, who shall account for one-fifth or more of its total directors, depending on such company’s scale, shareholder structure, type of operations and other essential factors.

Under NASDAQ Listing Rule 5605(b)(2), the company is required to have regularly scheduled meetings at which only independent directors are present. We do not hold executive sessions of non-management directors as the election of independent directors is not required by the R.O.C. Company Act. However, once our independent directors are elected, they will participate in committee meetings of which they are committee members. In particular, we expect our independent directors to serve on our audit committee. Our audit committee will meet regularly.

NASDAQ Listing Rule 5605(d) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under R.O.C. Company Act, which requires that the compensation of directors be approved by shareholders. In addition, we also follow Article 29 of the R.O.C. Company Act, which provides that the compensation of executive officers of the company shall be decided by resolutions adopted by the majority of the board at a meeting satisfying a quorum of more than one-half of the directors.

Under NASDAQ Listing Rule 5605(e), director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors or an independent nominations committee. The R.O.C. Company Act expressly grants the power of nomination to the shareholders, as well as to the board of directors. Under the R.O.C. Company Act and the interpretations thereof, candidates to serve as directors are nominated either by the board of directors prior to the shareholders’ meeting or by the shareholders during the election of the director. Therefore, the requirement of a nominations committee is in conflict with the R.O.C. Company Act. We currently follow the home country practice.

Under NASDAQ Listing Rule 5635(c), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under the corresponding domestic requirements in the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the R.O.C. SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans. We follow the home country practice. R.O.C. law provides for specific safeguards on employee stock option grants. Options granted under the plans are subject to certain statutory volume limitations. Under the R.O.C. Company Act, the directors of a company may not receive stock options because they are not considered “employees” of the company.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following is a list of the audited financial statements and reports of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 13, 2007 (English translation)(1)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2010)(3)

4.2	License Agreement with Flip Chip Technologies, L.L.C. (effective from November 28, 1999 to November 27, 2009)(4)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(5)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(6)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 20, 2007.
(2)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(3)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(6)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/S/ EVA CHEN
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 29, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 31 and 32 to the consolidated financial statements.

As discussed in Note 3, Commencing from January 1, 2008, the Company adopted R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C..

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

April 29, 2010

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2008	2009
	NT$	NT$	US$ (Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	18,840,965	19,615,161	613,933
Notes receivable, net	46,173	40,545	1,269
Accounts receivable, net (Note 5)	7,290,315	11,299,418	353,659
Other financial assets, current (Note 24)	464,557	462,428	14,473
Inventories (Note 6)	2,383,067	2,992,331	93,657
Deferred income tax assets, current (Note 20)	425,761	799,410	25,021
Other current assets – other	696,466	773,861	24,221

	30,147,304	35,983,154	1,126,233

Long-term Investments
Available-for-sale financial assets, noncurrent (Notes 7 and 28)	1,075,480	3,825,793	119,743
Financial assets carried at cost, noncurrent (Notes 8 and 28)	322,036	315,394	9,871

	1,397,516	4,141,187	129,614

Property, Plant and Equipment (Note 10)
Cost:
Land	2,902,823	2,903,192	90,867
Buildings	11,435,051	13,108,575	410,284
Machinery and equipment	53,528,647	53,002,069	1,658,907
Utility equipment	1,225,810	1,117,124	34,965
Furniture and fixtures	829,769	722,071	22,600
Other equipment	2,356,471	2,189,994	68,544

	72,278,571	73,043,025	2,286,167
Less: Accumulated depreciation	(34,090,559)	(37,909,299)	(1,186,520)
Construction in progress and prepayments for equipment	651,621	1,182,399	37,008

	38,839,633	36,316,125	1,136,655

Other Assets
Refundable deposits	10,034	8,248	258
Deferred charges	727,025	487,234	15,250
Deferred income tax asset, noncurrent (Note 20)	2,061,567	1,106,205	34,623
Other assets – other	197,122	268,434	8,402

	2,995,748	1,870,121	58,533

TOTAL ASSETS	73,380,201	78,310,587	2,451,035

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2008	2009
	NT$	NT$	US$ (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Notes 11 and 28)	654,933	225,488	7,058
Notes payable	655	—	—
Accounts payable (Note 23)	4,836,163	7,953,743	248,943
Income tax payable (Note 20)	821,878	849,351	26,584
Accrued expenses	3,184,879	3,526,756	110,384
Other payables (Notes 12 and 23)	1,253,730	2,253,304	70,526
Current portion of long-term loans (Note 13)	749,354	—	—
Other current liabilities	164,589	196,346	6,145

	11,666,181	15,004,988	469,640

Long-term Liabilities
Long-term loans (Notes 13 and 28)	2,248,065	—	—

Other Liabilities (Note 14)
Other liabilities – other	151,834	224,373	7,022

Total Liabilities	14,066,080	15,229,361	476,662

Stockholders’ Equity
Capital stock (Notes 1 and 15)	31,525,899	31,163,611	975,387
Capital reserve (Note 16)
Additional paid in capital	14,456,352	14,290,224	447,268
Premium arising from merger	1,951,563	1,929,136	60,380
Other	412,296	234,167	7,329
Retained earnings (Note 17)
Legal reserve	5,089,066	5,720,419	179,043
Unappropriated earnings	6,453,435	8,937,249	279,726
Unrealized gain on available-for-sale financial assets	—	767,157	24,011
Cumulative translation adjustments	296,866	208,577	6,528
Net loss not recognized as pension cost	(77,172)	(169,314)	(5,299)
Treasury stock (Note 18)	(794,184)	—	—

Total Stockholders’ Equity	59,314,121	63,081,226	1,974,373

Commitments and Contingencies (Note 25)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	73,380,201	78,310,587	2,451,035

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues	66,177,329	62,402,934	59,294,592	1,855,856
Cost of Goods Sold (Notes 6 and 23)	(46,776,590)	(49,453,501)	(47,851,772)	(1,497,708)

Gross Profit	19,400,739	12,949,433	11,442,820	358,148

Operating Expenses (Note 23)
Selling expenses	(494,598)	(942,653)	(622,208)	(19,474)
General and administrative expenses	(1,441,499)	(1,677,753)	(1,401,541)	(43,867)
Research and development expenses	(1,287,951)	(1,382,560)	(1,276,041)	(39,939)

	(3,224,048)	(4,002,966)	(3,299,790)	(103,280)

Operating Income	16,176,691	8,946,467	8,143,030	254,868

Non-operating Income and Gain
Interest income (Note 28)	368,610	366,086	49,221	1,541
Investment income recognized under the equity method (Note 9)	246,410	—	—	—
Gain on disposal of investments (Note 7)	2,323,279	—	1,947,879	60,966
Others (Note 9)	661,489	351,465	263,511	8,248

	3,599,788	717,551	2,260,611	70,755

Non-operating Expenses and Losses
Interest expenses (Note 28)	(90,294)	(89,017)	(36,850)	(1,154)
Impairment loss (Notes 7 and 8)	—	(3,030,605)	—	—
Others (Note 23)	(57,693)	(20,343)	(153,653)	(4,809)

	(147,987)	(3,139,965)	(190,503)	(5,963)

Income from Continuing Operations Before Income Tax	19,628,492	6,524,053	10,213,138	319,660
Income Tax Expense (Note 20)	(2,139,141)	(210,523)	(1,423,309)	(44,548)

Net Income	17,489,351	6,313,530	8,789,829	275,112

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
Basic Earnings Per Share (in dollars) (Note 21)
Net Income (Before Tax)	6.35	2.09	3.28	0.10

Net Income (After Tax)	5.66	2.03	2.82	0.09

Diluted Earnings Per Share (in dollars) (Note 21)
Net Income (Before Tax)	6.32	2.08	3.25	0.10

Net Income (After Tax)	5.63	2.01	2.80	0.09

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

							Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total
	Capital Stock Issued			Retained Earnings
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings
2007		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2007	2,887,757	28,877,574	14,645,653	2,003,494	50,029	13,413,928	4,765,148	(22,276)	(1,787)	(795,550)	62,936,213
Appropriation for legal reserve	—	—	—	1,336,637	—	(1,336,637)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	(50,029)	50,029	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(120,797)	—	—	—	—	(120,797)
Employees’ cash bonuses	—	—	—	—	—	(821,415)	—	—	—	—	(821,415)
Employees’ stock bonuses	35,204	352,035	—	—	—	(352,035)	—	—	—	—	—
Cash dividends	—	—	—	—	—	(9,974,332)	—	—	—	—	(9,974,332)
Stock dividends	58,673	586,726	—	—	—	(586,726)	—	—	—	—	—
Conversion of Euro convertible bonds	80,711	807,112	1,929,508	—	—	—	—	—	—	—	2,736,620
Employee stock option exercised	11,080	110,798	(16,313)	—	—	—	—	—	—	—	94,485
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	(18,200)	—	—	—	—	—	—	—	(18,200)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	—	107,202	—	—	107,202
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(3,604,489)	—	—	—	(3,604,489)
Long-term investment adjustment for investee company’s treasury stock variances	—	—	—	—	—	—	—	—	—	1,366	1,366
Reversal of long-term investment adjustment for investee company’s unrecognized pension cost	—	—	—	—	—	—	—	—	1,787	—	1,787
Net loss not recognized as pension cost	—	—	—	—	—	—	—	—	(37,613)	—	(37,613)
Cash dividends for treasury stock held by subsidiary	—	—	117,976	—	—	—	—	—	—	—	117,976
Net income	—	—	—	—	—	17,489,351	—	—	—	—	17,489,351

Balance at December 31, 2007	3,073,425	30,734,245	16,658,624	3,340,131	—	17,761,366	1,160,659	84,926	(37,613)	(794,184)	68,908,154

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

						Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total
	Capital Stock Issued			Retained Earnings
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings
2008		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2008	3,073,425	30,734,245	16,658,624	3,340,131	17,761,366	1,160,659	84,926	(37,613)	(794,184)	68,908,154
Appropriation for earnings for prior years:
Legal reserve	—	—	—	1,748,935	(1,748,935)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	(157,405)	—	—	—	—	(157,405)
Employees’ cash bonuses	—	—	—	—	(1,100,058)	—	—	—	—	(1,100,058)
Employees’ stock bonuses	47,145	471,454	—	—	(471,454)	—	—	—	—	—
Cash dividends	—	—	—	—	(13,836,139)	—	—	—	—	(13,836,139)
Stock dividends	30,747	307,470	—	—	(307,470)	—	—	—	—	—
Employee stock option exercised	1,273	12,730	(5,335)	—	—	—	—	—	—	7,395
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	5,507	—	—	—	—	—	—	5,507
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	211,940	—	—	211,940
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	(1,160,659)	—	—	—	(1,160,659)
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(39,559)	—	(39,559)
Cash dividends for treasury stock held by subsidiary	—	—	161,415	—	—	—	—	—	—	161,415
Net income	—	—	—	—	6,313,530	—	—	—	—	6,313,530

Balance at December 31, 2008	3,152,590	31,525,899	16,820,211	5,089,066	6,453,435	—	296,866	(77,172)	(794,184)	59,314,121

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued			Retained Earnings		Unrealized Gain on Available-for-	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings	sale Financial Assets
2009		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2009	3,152,590	31,525,899	16,820,211	5,089,066	6,453,435	—	296,866	(77,172)	(794,184)	59,314,121
Appropriation for earnings for prior years: (Note)
Legal reserve	—	—	—	631,353	(631,353)	—	—	—	—	—
Cash dividends	—	—	—	—	(5,674,662)	—	—	—	—	(5,674,662)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	(88,289)	—	—	(88,289)
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	767,157	—	—	—	767,157
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(92,142)	—	(92,142)
Cash dividends for treasury stock held by subsidiary	—	—	65,212	—	—	—	—	—	—	65,212
Retirement of treasury stock	(36,229)	(362,288)	(431,896)	—	—	—	—	—	794,184	—
Net income	—	—	—	—	8,789,829	—	—	—	—	8,789,829

Balance at December 31, 2009	3,116,361	31,163,611	16,453,527	5,720,419	8,937,249	767,157	208,577	(169,314)	—	63,081,226

Note: The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $56,822 thousand and $630,518 thousand, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	17,489,351	6,313,530	8,789,829	275,112
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,603,913	8,845,225	8,448,458	264,427
Amortization	564,893	586,439	505,687	15,827
Provision for bad debts expense	8,800	271,091	79,754	2,496
(Reversal of) provision for sales allowance	(19,532)	120,153	290,109	9,080
Provision for loss on obsolescence and decline in market value of inventories	18,471	9,065	6,946	217
Gain on disposal of investments	(2,323,279)	—	(1,947,879)	(60,966)
Gain on liquidation of investment	—	—	(5,871)	(184)
Impairment loss	—	3,030,605	—	—
Investment loss	3,891	—	—	—
Gain on disposal of property, plant and equipment	(8,670)	(30,473)	(8,469)	(265)
Provision for loss on idle assets	48,528	43,093	73,882	2,312
Amortization of discount on long-term notes	62,790	1,548	2,581	81
Long-term investment income under the equity method	(246,410)	—	—	—
Compensation interest on bonds payable	36	—	—	—
Foreign currency exchange loss on bonds payable	34,880	—	—	—
(Increase) decrease in assets:
Notes receivable	(75,511)	70,449	5,629	176
Accounts receivable	(2,042,049)	3,611,376	(4,389,987)	(137,402)
Other financial assets, current	53,214	248,323	(2,706)	(85)
Inventories	(635,695)	1,085,907	(620,639)	(19,425)
Deferred income tax assets	575,077	(691,318)	546,367	17,101
Other current assets – other	(132,388)	(66,688)	(78,480)	(2,456)
Increase (decrease) in liabilities:
Notes payable	769	(114)	(655)	(21)
Accounts payable	2,303,799	(1,618,261)	3,121,234	97,691
Income tax payable	554,274	(679,778)	27,473	860
Accrued expenses	221,131	737,548	346,707	10,852
Other payables	413,761	(312,998)	273,954	8,575
Other current liabilities	(64,436)	20,847	33,022	1,034
Other liabilities – other	9,175	928	(797)	(25)
Accrued pension liabilities	3,798	8,195	(3,867)	(121)

Net cash provided by operating activities	24,422,581	21,604,692	15,492,282	484,891

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Payment for security deposits	(52,395)	(19,500)	—	—
Decrease of financial assets carried at cost	9,163	3,559	6,642	208
Proceeds from liquidation of long-term investment	—	—	5,871	184
Acquisition of property, plant and equipment	(12,151,393)	(10,048,005)	(5,303,328)	(165,988)
Acquisition of leased assets	—	—	(87,732)	(2,746)
Proceeds from disposal of assets	397,046	48,911	9,277	289
Purchase of available-for-sale financial assets	(2,523,529)	—	—	—
Proceeds from disposal of long-term investments	9,563,882	—	—	—
Payment for deferred charges	(638,421)	(540,914)	(253,402)	(7,931)
Receipt of refundable deposits	683	479	1,754	55

Net cash used in investing activities	(5,394,964)	(10,555,470)	(5,620,918)	(175,929)

Cash flows from financing activities
Proceeds from short-term loans	73,745	687,298	1,137,549	35,604
Repayment of short-term loans	—	(603,309)	(1,551,573)	(48,563)
Repayment of long-term loans	(166,443)	—	(3,000,000)	(93,897)
Redemption of bonds payable	(18,945)	—	—	—
Repayment of deposit-in	(340,983)	(86,331)	(30,083)	(941)
Proceeds from the exercise of employee stock option	94,485	7,395	—	—
Remuneration to directors and supervisors	(120,798)	(157,405)	—	—
Payment for cash dividends and employees’ bonuses	(10,677,739)	(14,774,769)	(5,609,430)	(175,569)

Net cash used in financing activities	(11,156,678)	(14,927,121)	(9,053,537)	(283,366)

Effect on foreign currency exchange	22,231	94,206	(43,631)	(1,365)

Net increase (decrease) in cash	7,893,170	(3,783,693)	774,196	24,231
Cash at the beginning of the year	14,731,488	22,624,658	18,840,965	589,702

Cash at the end of the year	22,624,658	18,840,965	19,615,161	613,933

Supplemental disclosures of cash flow information:
Cash paid for interest	91,459	91,999	33,779	1,057

Cash paid for income tax	994,542	1,575,888	851,721	26,658

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	12,540,792	8,974,422	6,039,790	189,039
Deduction on payment due to exchange of assets	—	—	(8,631)	(270)
Add: Payable at the beginning of the year	1,327,112	1,716,511	642,928	20,123
Less: Payable at the end of the year	(1,716,511)	(642,928)	(1,370,759)	(42,904)

Cash paid	12,151,393	10,048,005	5,303,328	165,988

Non-cash investing and financing activities:
Convertible bonds converted to capital stock and premium
Convertible bonds converted to capital stock	807,112	—	—	—
Convertible bonds converted to paid-in capital	1,929,508	—	—	—

Converted amount of convertible bonds	2,736,620	—	—	—

Current portion of long-term loans	—	749,354	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

1. History and Organization

(1)	Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. On August 31, 2009, the Company merged with its wholly owned subsidiary, Siliconware Investment Company Ltd. (SIC). The Company is the surviving entity while SIC is the dissolved entity. As of December 31, 2009, the Company and its subsidiaries had 16,077 employees.

(2)	Consolidated subsidiaries:

			% of ownership held by the named investors as of December
Name of investor	Name of subsidiaries	Main operating activities	2008	2009
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Communications and relationship maintenance with companies headquartered in North America	100%	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing service providing	100%	100%

(3)	Non-consolidated subsidiaries:

None.

(4)	Adjustments for subsidiaries with different accounting periods:

None.

(5)	Extraordinary risks from foreign subsidiaries:

None.

(6)	Material limitations for capital transfer from subsidiaries to the parent company:

None.

(7)	The parent company’s stocks held by subsidiaries:

Please refer to Note 18.

(8)	Convertible bonds and stocks issued by subsidiaries:

Please refer to Note 29.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2009 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2008 and 2009 to the extent summarized in Note 31 to the consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. Actual results may differ from those estimates.

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

Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2009 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$ 31.95 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Classification of Current and Noncurrent Assets / Liabilities

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

Cash Equivalents

Bankers’ acceptances (BA) acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

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

Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on the evaluation of collectibility and aging analysis of notes receivable, accounts receivable and other receivable.

Allowance for Sales Discounts

The allowance for sales discounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable.

Inventories

Inventories are recorded at cost when acquired under a perpetual inventory system and adjusted to cost using the weighted–average method at the balance sheet date. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary. Prior to January 1, 2009, inventories were stated by category at the lower of aggregate cost or market value and total inventory approach as of the balance sheet date. Effective January 1, 2009, inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Available-for-sale Securities

A.	Investments in equity securities are recorded at the transaction date.

B.	Available-for-sale securities are measured at fair value at balance sheet date with changes in fair value recorded as adjustments to the shareholders’ equity. The accumulated adjustments of unrealized gain or loss are realized in earnings in the period when the financial assets are disposed. Fair values of listed securities are measured at their closing price at balance sheet date.

C.	The Company recognizes impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall be recorded as adjustments to shareholder’s equity rather than current year’s operating profit or loss.

Financial Assets Carried at Cost

A.	Financial assets carried at cost are recorded at the transaction date and are initially measured at fair value plus transaction cost related to the acquisition or issuance.

B.	Investments in unlisted stocks or stocks in emerging stock market, are carried at their original cost because their fair values cannot be reliably measured.

C.	The Company recognizes impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall not be reversed.

Long-term Investments Accounted for under Equity Method

A.	Long-term equity investments in which the Company owns at least 20% of the voting stocks of the investee companies are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of the identifiable net assets acquired is capitalized as goodwill and tested for impairment annually. If the fair value of identifiable assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to the fair values of non-current assets. No retrospective adjustment is required for amortization recognized in previous years. Long-term equity investments in which the Company holds more than 50% of the voting stocks or has controlling interests over the investee companies are accounted for under the equity method and are included in the quarterly consolidated financial statements.

B.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investees and the Company is amortized to income over the assets’ economic service lives. Profit (loss) from sales of non-depreciable assets between the investees and the Company is recognized until such profit (loss) is realized. Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees as deferred credits classified as current or noncurrent liabilities. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.

D.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in the stockholders’ equity.

Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized and depreciated accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus an additional year as the salvage value. Salvage values of fixed assets which are still in use after reaching their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of fixed assets are 5 to 15 years, except for buildings, which are 20 to 55 years.

C.	Maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated accordingly. When fixed assets are disposed, their original cost and accumulated depreciation are removed from the corresponding accounts, with gain or loss recorded as non-operating income or loss.

D.	Idled assets are stated at the lower of book value or net realizable value and are reclassified to other assets. Differences between book value and net realizable value are reported as losses in current earnings.

Deferred Charges

The costs of computer software system purchased externally and tooling costs are recognized as deferred charges and amortized on the straight-line basis over the useful lives of 2 to 10 years. Convertible bond issuance costs are amortized over the period of the bonds.

Land Use Right

The rental cost for Siliconware Technology ( Suzhou ) Limited to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract periods of 50 to 70 years.

Bonds Payable

According to R.O.C. EITF 95-078, “Compound Financial Instrument with Multiple Embedded Derivatives Issue”, as prescribed by Accounting Research and Development Foundation, R.O.C., the Company’s accounting policies for its convertible bonds issued on or prior to December 31, 2005 are as follows:

A.	The excess of the stated redemption price over the par value is recognized as interest expense and compensation interest payable using the effective interest method during the period from the issuance date to the last day of the redemption period.

B.	When a bondholder exercises his / her conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the stock and the excess to capital reserve; no gain or loss is recognized on bond conversion.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	The related issuance costs of convertible bonds are recorded as deferred charges and amortized over the period of the bonds.

D.	For convertible bonds with redemption options, the right of redemption becomes invalid if the bondholder fails to exercise his / her redemption right upon expiration. The balance of the compensation interest payable is amortized over the period from the date following the expiration date to the maturity date using the effective interest method. However, if the fair value of common stocks, which would have been converted on the expiration date of the redemption right, is higher than the redemption price, compensation interest should be reclassified from the liability to additional paid-in capital.

E.	The convertible bonds with redemption options are classified as current or noncurrent liabilities based on the date of redemption.

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

Income Tax

A.	The Company computes its income tax based on the income before tax. In accordance with R.O.C. SFAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as deferred income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted R.O.C. SFAS No. 12, “Accounting for Investment Tax Credits”, in determining the investment tax credits. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current period’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings in domestic consolidated entities be subject to an additional 10% corporate income tax, which is recognized as tax expense at the time when the stockholders resolve the distribution of retained earnings.

E.	Pursuant to the R.O.C. Alternative Minimum Tax Act, the domestic consolidated entities are required to calculate Alternative Minimum Tax (AMT), a supplemental 10% tax on taxable income including most income that is exempted from regular income tax under various legislations, in addition to the regular tax. If the amount of alternative minimum tax is greater than that of the regular tax, the excess amount shall be reported as current tax expense.

F.	When a change in tax law is enacted, the Company will recalculate deferred tax assets and liabilities accordingly. The amount of difference shall be recognized as current income tax adjustment.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Revenue and Cost

Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured. Related costs are recorded as incurred based on matching principle and related expenses are recognized as current expenses under accrual basis.

Employee Stock Option Plan

According to R.O.C. EITF 92-070, R.O.C. EITF 92-071, R.O.C. EITF 92-072, “Accounting for Employee Stock Option Plans” as prescribed by the Accounting Research and Development Foundation, R.O.C., the Company adopts intrinsic value method for the recording of compensation expenses.

Employees’ Bonuses and Directors’ and Supervisors’ Remunerations

Effective January 1, 2008, pursuant to R.O.C. EITF 96-052, “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, the Company should no longer treat such bonuses and remunerations as a reduction of retained earnings but record a cost / expense and related liability when the Company has legal obligations and could reasonably estimate such amount. Any difference between estimated amount and distributed amount resolved in the stockholders’ meeting in the subsequent year shall be adjusted in the income / loss of the following year. In addition, according to R.O.C. EITF 97-127, “Criteria for Listed Companies in Calculating the Number of Shares of Employees’ Stock Bonus”, shares of the distributed stocks will be calculated based on the closing price at the previous day of the stockholders’ meeting and after considering the effect of ex-dividend and ex-right.

Treasury Stock

A.	The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock and as a reduction of shareholders’ equity.

B.	Upon subsequent disposal of the treasury stock, the excess of the proceeds from disposal over the book value, determined by the weighted-average method, is credited to capital reserve. However, if the book value of the treasury stock exceeds the proceeds from disposal, the excess is first charged against capital reserve arising from treasury stock and the remainder, if any, is charged against retained earnings.

C.	When retiring treasury stock, the Company shall credit treasury stock and debit capital and capital reserve – additional paid-in capital. If the book value of treasury stock exceeds the aggregated amount of par value and capital reserve – additional paid-in capital, the excess is charged to capital reserve – treasury stock and to retained earnings for the remaining amount. If the book value of treasury stock is lower than the aggregated amount of par value and capital reserve – additional paid-in capital, the difference is credited to capital reserve – treasure stock in the same category.

D.	The book value of treasury stock is calculated using the weighted-average method.

E.	Stock of the Company held by the subsidiaries is treated as treasury stock. Subsidiaries’ gain on disposal of the Company’s stock and the cash dividend income received from the Company are recorded as additional paid-in capital – treasury stock.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Earnings Per Share

A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the equivalent diluted shares had been issued.

B.	The Company’s dilutive potential common shares are employee stock options. In computing the dilutive effects of the employee stock options, the Company applies the treasury stock method.

Impairment Loss of Non-financial Assets

A.	The Company recognizes impairment loss whenever an event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price or value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.
B.	An impairment loss recognized in prior years is reversed if the impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

3. Effects of Changes in Accounting Principle

A.	Effective January 1, 2008, the Company adopted R.O.C. EITF 96-052, “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. As a result of the adoption of R.O.C. EITF 96-052, total expenses increased by NT$687,340, net income after tax decreased by NT$515,505, and basic earnings per share decreased by approximately NT$0.17 (in dollars) for the year ended December 31, 2008.

B.	Effective January 1, 2009, the Company adopted the amendments of R.O.C. SFAS No. 10, “Accounting for Inventories”. The change in accounting principle does not cause significant impact toward the consolidated financial statements for the year ended December 31, 2009.

4. Cash and Cash Equivalents

	December 31,
	2008	2009
	NT$	NT$
Cash on hand and petty cash	2,068	1,918
Cash equivalents	—	23,187
Savings accounts and checking accounts	1,293,207	1,752,314
Time deposits	17,545,690	17,837,742

	18,840,965	19,615,161

As of December 31, 2008 and 2009, the interest rates for time deposits ranged from 0.2 % to 7.11 % and from 0.11% to 2.69%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

5. Accounts Receivable, Net

	December 31,
	2008	2009
	NT$	NT$
Accounts receivable	7,750,698	12,078,003
Less: Allowance for sales discounts	(156,096)	(446,049)
Allowance for doubtful accounts	(304,287)	(332,536)

	7,290,315	11,299,418

6. Inventories

	December 31,
	2008	2009
	NT$	NT$
Raw materials and supplies	2,040,999	2,392,684
Work in process	245,016	455,406
Finished goods	172,633	226,672

	2,458,648	3,074,762
Less: Allowance for loss on obsolescence and decline in market value of inventories	(75,581)	(82,431)

	2,383,067	2,992,331

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Expense / loss incurred related to inventories:
Cost of goods sold	46,785,974	49,456,149	47,904,790
Decline in market value and loss on obsolescence	45,436	8,823	6,946
Others	(27,820)	(11,471)	(59,964)

	46,803,590	49,453,501	47,851,772

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

7. Available-for-sale Financial Assets, Noncurrent

	December 31,
	2008	2009
	NT$	NT$
Cost of listed securities	3,712,625	5,167,332
Valuation adjustment	—	802,434
Accumulated impairment loss	(2,637,145)	(2,143,973)

	1,075,480	3,825,793

A.	Under the impact of global financial crisis, the Company performed evaluation of impairment toward its investments of equity securities based on R.O.C. SFAS No. 34 and recognized other-than-temporary impairment loss of NT$2,637,145 for the year ended December 31, 2008.

B.	Phoenix Precision Technology Corporation (PPT), an investee of the Company, merged with Unimicron Technology Corporation (Unimicron) on December 1, 2009. Unimicron is the surviving entity while PPT is the dissolved entity. One PPT’s common share is converted to 0.628 shares of Unimicron’s common share. The shares of PPT held by the Company were converted to Unimicron’s common shares. The Company owns 4.94% of Unimicron’s common shares and recognized gains on disposal of investment of NT$1,947,879 from the above merger.

8. Financial Assets Carried at Cost, Noncurrent

	December 31,
	2008	2009
	NT$	NT$
Unlisted securities	715,496	708,854
Accumulated impairment loss	(393,460)	(393,460)

	322,036	315,394

A.	There are no reliable quoted prices for unlisted securities. Therefore, these investments are measured at cost.

B.	Under the impact of global financial crisis, the Company performed an evaluation of impairment toward its investments of equity securities in accordance with R.O.C. SFAS No. 34 and recognized other-than-temporary impairment loss of NT$393,460 based on the proportional interests on these financial assets for the year ended December 31, 2008.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

9. Long-term Investments Accounted for Under The Equity Method

A.	Details of long-term investments in stocks are summarized as follows:

	December 31,
	2008		2009
Investee company	Amount	Percentage of ownership	Amount	Percentage of ownership
	NT$		NT$
Equity method:
Double Win Enterprise Co., Ltd.	84,450	24.14%	—	—
Less: Accumulated impairment loss	(84,450)		—

	—		—

B.	In March 2009, Double Win Enterprise Co., Ltd. (Double Win) was completely dissolved and the Company received NT$5,871 for return on capital from Double Win (recognized in other income). As of December 31, 2009, the book value of Double Win held by the Company was nil.

10. Property, Plant and Equipment

	December 31, 2008
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,902,823	—	2,902,823
Buildings	11,435,051	(3,224,764)	8,210,287
Machinery and equipment	53,528,647	(28,564,096)	24,964,551
Utility equipment	1,225,810	(560,254)	665,556
Furniture and fixtures	829,769	(479,881)	349,888
Other equipment	2,356,471	(1,261,564)	1,094,907
Construction in progress and prepayments for equipment	651,621	—	651,621

	72,930,192	(34,090,559)	38,839,633

	December 31, 2009
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	13,108,575	(3,837,362)	9,271,213
Machinery and equipment	53,002,069	(31,781,058)	21,221,011
Utility equipment	1,117,124	(554,471)	562,653
Furniture and fixtures	722,071	(452,793)	269,278
Other equipment	2,189,994	(1,283,615)	906,379
Construction in progress and prepayments for equipment	1,182,399	—	1,182,399

	74,225,424	(37,909,299)	36,316,125

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

11. Short-term Loans

	December 31,
Nature of loans	2008	2009
	NT$	NT$
Credit loans	654,933	225,488

Interest rates	3.61%	1.2445%

12. Other Payables

	December 31,
	2008	2009
	NT$	NT$
Payables for equipment	642,928	1,370,759
Other payables	610,802	882,545

	1,253,730	2,253,304

13. Long-term Loans

		December 31,
Nature of loans	Repayment period	2008	2009
		NT$	NT$
Commercial papers	Repayable in 4 semi-annual installments from November 2009	3,000,000	—
Less: Discount on commercial paper		(2,581)	—

		2,997,419	—
Less: Current portion of long-term loans		(749,354)	—

		2,248,065	—

Interest rates		2.093%	—

A.	The loan agreements require, among other things, the maintenance of certain specific financial ratios and consent obtained from the majority banks on certain covenants.

B.	The Company repaid the outstanding long-term loans in June 2009 before the maturity dates.

14. Pension Plan and Net Periodic Pension Cost

A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005 and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the custodian, which acquired the Central Trust of China on July 1, 2007. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net pension periodic costs amounting to NT$275,976, NT$312,441 and NT$272,177 were recognized for the years ended December 31, 2007, 2008 and 2009, respectively.

C.	Siliconware USA, Inc. has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from Siliconware USA, Inc. to its employees’ individual pension accounts. Contributions made in accordance with the Plan amounted NT$8,188, NT$8,812 and NT$8,782, respectively, for the years ended December 31, 2007, 2008 and 2009.

D.	Siliconware Technology ( Suzhou ) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations. The contributions are recorded as pension expense.

E.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to R.O.C. SFAS No. 18:

(1)	Assumptions used in actuarial calculations for the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
	2007	2008	2009
Discount rate	2.75%	2.20%	2.25%

Long-term rate of compensation increase	2.00%	1.00%	2.00%

Expected rate of return on plan assets	3.00%	2.50%	2.00%

	December 31,
	2008	2009
	NT$	NT$
Vested benefit	(47,463)	(77,782)

Vested benefit obligation	(44,852)	(68,100)

Accumulated benefit obligation	(1,249,343)	(1,365,669)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Changes in benefit obligation for the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Projected benefit obligation at the beginning of the year	(1,346,909)	(1,620,782)	(1,544,731)
Service cost	(36,639)	(36,001)	(29,786)
Interest cost	(43,775)	(45,252)	(34,630)
Plan amendments	—	59,238	(73,596)
(Loss) gain on projected benefit obligation	(198,886)	77,386	(284,261)
Benefit paid	5,427	20,680	44,408

Projected benefit obligation at the end of the year	(1,620,782)	(1,544,731)	(1,922,596)

(3)	Changes in plan assets during the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Fair value of plan assets at the beginning of the year	981,249	1,059,039	1,130,537
Actual return on plan assets	28,022	38,553	7,487
Employer contributions	55,195	53,625	49,660
Benefits paid	(5,427)	(20,680)	(44,408)

Fair value of plan assets at the end of the year	1,059,039	1,130,537	1,143,276

(4)	Funded status at December 31, 2008 and 2009:

	December 31,
	2008	2009
	NT$	NT$
Fair value of plan assets	1,130,537	1,143,276
Projected benefit obligation	(1,544,731)	(1,922,596)

Funded status	(414,194)	(779,320)
Unrecognized transition assets	(1,825)	(912)
Prior service cost	(57,814)	15,312
Unrecognized net actuarial loss	432,199	727,153
Additional pension liability	(77,172)	(184,626)

Accured pension liability	(118,806)	(222,393)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Components of net periodic cost for the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Service cost	36,639	36,001	29,786
Interest cost	43,775	45,252	34,630
Expected return on plan assets	(31,891)	(32,470)	(28,862)
Amortization of unrecognized net transition assets	(913)	(913)	(913)
Amortization of prior service cost	—	(1,424)	470
Amortization of unrecognized loss	11,388	15,374	10,682

Net periodic cost	58,998	61,820	45,793

15. Capital Stock

A.	As of December 31, 2009, the authorized capital of the Company was NT$36,000,000, represented by 3,600,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2009, the paid-in capital was NT$31,163,611.

B.	On August 31, 2009, the Company merged with SIC and retired 36,229 thousand shares of the Company’s shares held by SIC. The capital reduction was approved by the Ministry of Economic Affairs on September 18, 2009.

C.	The Company issued NT$1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2009, the outstanding ADSs amounted to 124,828,695 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

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

For the years ended December 31, 2007, 2008 and 2009, details of the employee stock option granted, exercised and canceled and exercise price of the employee stock option are as follows: (Numbers of options are presented in thousands)

	Number of options	Weighted average exercise price (in dollars)
		NT$
Outstanding options at January 1, 2007	12,631	9.25
Exercised	(11,080)	5.74
Forfeited / cancelled	(37)	5.78

Outstanding options at December 31, 2007	1,514	5.83
Exercised	(1,273)	5.81
Forfeited / cancelled	(241)	5.97

Outstanding options at December 31, 2008	—	—

Outstanding options at December 31, 2009	—	—

16. Capital Reserve

A.	According to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., the capital reserve is allowed to be transferred to capital one year after the registration of capitalization is approved.

17. Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2) and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3) and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Among the total dividend distributed, at least 50% of which is distributed as cash dividend and the rest is stock dividend. The appropriation of the profit is subject to the resolution adopted by the Board and approval by the shareholders. As of April 29, 2010, the Board of Directors of the Company has resolved the distribution of the 2009 earnings. Any information in relation to the appropriation of the Company’s 2009 earnings will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges after the Board’s resolution and the shareholders’ approval.

C.	Legal reserve can only be used to offset deficits or increase capital. The legal reserve can be used to increase capital when and only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the legal reserve.

D.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments, such as cumulative foreign currency translation adjustment and unrealized loss on available-for-sale financial assets. Such special reserve is not available for dividend distribution. In the subsequent year (s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on available-for-sale financial assets no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

E.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2009, the undistributed earnings derived on or after January 1, 1998 was NT$8,937,249.

F.	As of December 31, 2009, the balance of stockholders’ imputation tax credit account of the Company was NT$26,308. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2009 is 13.78%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in the following year is approximately 9.8%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend allocation date.

G.	The distributions of 2006, 2007 and 2008 dividends had been resolved at the stockholders’ meetings on June 13, 2007, June 13, 2008 and June 10, 2009, respectively. Details are summarized below:

	2006		2007		2008
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$		NT$
Stock dividends	586,726	0.20	307,470	0.10	—	—
Cash dividends	9,974,332	3.35	13,836,139	4.50	5,674,662	1.80

	10,561,058	3.55	14,143,609	4.60	5,674,662	1.80

At the stockholders’ meeting on June 10, 2009, the Company’s stockholders also resolved to distribute NT$630,518 cash as employees’ bonuses and NT$56,822 as directors’ and supervisors’ remunerations, respectively. The distributed amount is the same as the estimated amount accrued in 2008. Any information in relation to the Company’s earnings of distribution after the shareholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

H.	According to the Articles of Incorporation of the Company, for the year ended December 31, 2009, the Company accrued NT$893,357 as employees’ bonuses and NT$79,108 as directors’ and supervisors’ remuneration, respectively, which were accrued based on 10% and 1% of net income after considering the required capital reserve.

18. Treasury Stock

As of December 31, 2008, SIC, the subsidiary of the Company, holds 36,229 thousand shares of the Company’s stock, with book value of NT$21.92 (in dollars) per share. The closing price of the Company’s stock was NT$28 (in dollars) per share on December 31, 2008. SIC was merged into the Company on August 31, 2009 and all 36,229 thousand shares of the Company’s stock held by SIC were retired for capital reduction.

19. Impairment of Assets

	Impairment loss on long-term investments
	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Recognized in income statement	—	3,030,605	—

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

20. Income Tax

The Company and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense is as follows:

	As of and for the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate	5,007,546	1,578,720	2,556,486
Tax exempt income and other permanent differences	(2,007,161)	(566,347)	(860,778)
Investment tax credits	(931,664)	(863,441)	(355,923)
Adjustment for deferred tax assets due to change of statutory tax rate	—	—	134,747
Under (over) provision from prior years	11,191	(1,739)	22,375
Changes in allowance for deferred income tax assets	25,673	63,330	(74,349)
Additional 10% tax on undistributed earnings	33,556	—	751

Income tax expense	2,139,141	210,523	1,423,309
Adjustments:
Net change of deferred income tax assets	(575,108)	690,683	(581,645)
Directly debit shareholders’ equity	—	—	35,277
Increase in income tax payable	(9,725)	(33,987)	(14,168)
Prepaid and withholding tax	(52,652)	(52,796)	(13,601)
Subsidiary’s tax refund receivable (shown as other financial assets, current)	—	7,455	179

Income tax payable	1,501,656	821,878	849,351

Income tax payable (refund receivable) carried over from prior year	(17,728)	—	7,270

A.	For the years ended December 31, 2007, 2008 and 2009, significant portion of the permanent differences were derived from the revenue from assembly of certain integrated circuit products exempted from income tax, the income tax exemption of long-term investment income (loss) accounted for under the equity method and of capital gain resulted from the security transactions.

B.	As of December 31, 2008 and 2009, deferred income tax assets and liabilities were as follows:

	December 31,
	2008	2009
	NT$	NT$
Deferred income tax assets, current	425,761	799,410

Deferred income tax assets, noncurrent	2,460,298	1,410,247
Deferred income tax liabilities, noncurrent	(142,017)	(144,348)

	2,318,281	1,265,899
Valuation allowance for deferred income tax assets	(256,714)	(159,694)

	2,061,567	1,106,205

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	The details of deferred income tax assets and liabilities as of December 31, 2008 and 2009 were as follows:

	December 31,
	2008		2009
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current :
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	111,896	27,974	135,368	27,074
Unrealized sales allowance	156,097	39,024	441,212	88,242
Unrealized foreign currency exchange loss	155,016	38,754	1,655	331
Allowance for doubtful accounts	233,422	58,355	218,944	43,789
Others	6,614	1,654	4,871	974
Investment tax credits		260,000		639,000

		425,761		799,410

Noncurrent :
Temporary difference
Impairment loss	2,277,036	569,259	2,273,476	454,695
Depreciation expense	(568,069)	(142,017)	(545,356)	(109,071)
Unrealized gain arising from valuation for financial assets	—	—	(176,384)	(35,277)
Unrealized asset - intercompany profit	21,933	5,483	51,946	10,389
Unrealized loss on idle assets	336,348	84,087	247,196	49,439
Others	4,321	1,080	5,268	1,055
Loss carryforwards	219,118	27,390	109,850	12,083
Investment tax credits		1,772,999		882,586

		2,318,281		1,265,899
Allowance for deferred income tax assets		(256,714)		(159,694)

		2,061,567		1,106,205

Valuation allowance for deferred income tax assets relates primarily to allowance for foreign investment tax credits from qualifying research and development expenditure and unrealized loss of holding long-term investments.

D.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2007.

E.	SIC’s income tax returns have been assessed and approved by the Tax Authority through 2009.

F.	According to the amended Enterprise of Income Tax Law of the Peoples Republic of China, effective January 1, 2008, Siliconware Technology (Suzhou) Limited that is eligible for five-year tax holiday would be qualified for a five-year transition period to move up its tax rate to 25%. The annual tax rates are gradually adjusted from 2008 to 2012 at 18%, 20%, 22%, 24% and 25%, respectively. From January 1, 2008, two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate are effective.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

G.	As of December 31, 2009, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follow:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	1,516,349	913,038	2010 to 2013
Qualifying research and development expenditure	864,366	608,548	2011 to 2013

	2,380,715	1,521,586

H.	As of December 31, 2009, the unused loss carryforward of Siliconware Technology (Suzhou) Ltd. was as follow:

Years of loss incurred	Deductible amount	Expiration year
	NT$
2006	12,083	2011

I.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2004, 2005 and 2006 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year periods from 2006 and 2008, respectively. The five-year income tax exemptions will expire in December 2010, December 2012 and May 2013, respectively. Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008.

21. Earnings Per Share

	For the year ended December 31, 2007
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
			(Note)
Basic earnings per share
Net income	19,628,492	17,489,351	3,092,309	6.35	5.66

Dilutive effect of employee stock option	—	—	3,624
Dilutive effect of 3rd Euro convertible bonds	51,606	51,365	19,416

Diluted earnings per share	19,680,098	17,540,716	3,115,349	6.32	5.63

Note: Company’s common stocks held by SIC are deducted during the calculation of weighted average outstanding common stock.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2008
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
			(Note)
Basic earnings per share
Net income	6,524,053	6,313,530	3,115,321	2.09	2.03

Dilutive effect of employee bonuses	—	—	24,125
Dilutive effect of employee stock option	—	—	13

Diluted earnings per share	6,524,053	6,313,530	3,139,459	2.08	2.01

Note: Company’s common stocks held by SIC are deducted during the calculation of weighted average outstanding common stock.

	For the year ended December 31, 2009
	Income		Weighted average outstanding common stock	Earnings per share

	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	10,213,138	8,789,829	3,116,361	3.28	2.82

Dilutive effect of employee bonuses	—	—	21,912

Diluted earnings per share	10,213,138	8,789,829	3,138,273	3.25	2.80

Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. However, the accounting treatment for the appropriation of employees’ bonus for 2007 earnings resolved at the stockholders’ meeting held in 2008 is still in accordance with the regulations on capitalization of employees’ bonus under paragraphs 19 and 39 of R.O.C. SFAS No. 24, “Earnings per Share”.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

22. Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2007
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	5,776,433	1,361,554	7,137,987
Labor and health insurance	442,716	102,638	545,354
Pension expense	274,920	68,238	343,158
Other	603,523	133,000	736,523

	7,097,592	1,665,430	8,763,022

Depreciation	7,371,429	232,484	7,603,913

Amortization	419,864	135,209	555,073

	For the year ended December 31, 2008
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	6,586,012	1,766,164	8,352,176
Labor and health insurance	495,590	109,989	605,579
Pension expense	309,474	73,599	383,073
Other	547,882	124,923	672,805

	7,938,958	2,074,675	10,013,633

Depreciation	8,632,102	213,123	8,845,225

Amortization	478,892	104,733	583,625

	For the year ended December 31, 2009
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	6,357,938	1,583,168	7,941,106
Labor and health insurance	439,657	106,281	545,938
Pension expense	258,825	67,927	326,752
Other	528,544	166,604	695,148

	7,584,964	1,923,980	9,508,944

Depreciation	8,266,502	181,956	8,448,458

Amortization	403,365	91,326	494,691

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

23. Related Party Transactions

A.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
Phoenix Precision Technology Corporation (PPT)	The Company holds directorship (Note 1)

Sigurd Microelectronics Corporation	The Company holds directorship (Note 2)

ChipMOS Technologies Inc.	Investee company accounted for under the equity method (Note 3)

Pei-Sheng Fundation	Same chairman of the board of the directors

Note 1: PPT merged with Unimicron on December 1, 2009 and PPT is the dissolved entity. Therefore, the named company ceased to be a related party of the Company commencing December 1, 2009.

Note 2: The Company resigned its position as a director on November 9, 2007. The named company ceased to be a related party of the Company.

Note 3: The Company disposed all of its ownership on March 27, 2007. The named company ceased to be a related party of the Company.

B.	Significant Transactions with Related Parties:

(1)	Sales

	For the years ended December 31,
	2007		2008		2009
	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Sigurd Microelectronics Corporation	223,991	—	—	—	—	—

The sales price and payment terms provided to related party were generally comparable to those provided to non-related parties. The average collection period is approximately three months from the date of sales, which is comparable to those provided to non-related parties.

(2)	Purchases

	For the years ended December 31,
	2007		2008		2009
	Amount	% of net purchase	Amount	% of net purchase	Amount	% of net purchase
	NT$		NT$		NT$
Phoenix Precision Technology Corporation	2,544,206	9	2,093,426	8	2,084,971	7

The purchase prices provided by Phoenix Precision Technology Corporation were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase, which is comparable to those provided by non-related parties.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Accounts payable

	December 31,
	2008		2009
	Amount	% of accounts payable	Amount	% of accounts payable
	NT$		NT$
Phoenix Precision Technology Corporation	435,777	9	—	—

(4)	Other Expenses / Other Payables

	As of and for the years ended December 31,
	2007		2008		2009
	Other expenses	Other payables	Other expenses	Other payables	Other expenses	Other payables
	NT$	NT$	NT$	NT$	NT$	NT$
Phoenix Precision Technology Corporation	16,839	3,489	12,284	1,733	7,201	—

The purchase prices and payment terms provided by related parties were generally comparable to those provided by non-related parties. The average payment period is approximately three months from the date of purchase, which is comparable to those provided by non-related parties.

(5)	Property Transaction

	For the year ended December 31, 2007
	Name of the property	Transaction amount	Book value	Loss on disposal of property, plant and equipment
		NT$	NT$	NT$
Pei-Sheng Fundation	Land	132,391	159,740	(27,349)
	Buildings	49,336	54,610	(5,274)

		181,727	214,350	(32,623)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Salaries / Remunerations Paid to Directors, Supervisors, and Managements

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Salary	53,669	53,917	54,394
Remuneration / compensation	16,016	14,178	35,333
Operating expenses	588	474	506
Earnings distribution	462,362	137,475	145,620

	532,635	206,044	235,853

i.	Salary includes base salary, job allowance, retirement pension and etc.

ii.	Compensation includes various kinds of bonuses, other financial incentives and etc.

iii.	Operating expenses include transportation fare, dormitory and other kinds of practical subsidies.

iv.	Earnings distribution means directors’ and supervisors’ remunerations and employees’ bonuses recognized for the current period.

v.	Please refer to the Company’s annual report to stockholders for other related information.

24. Assets Pledged as Collaterals

As of December 31, 2008 and 2009 the following assets have been pledged as collaterals against certain obligations of the Company:

	December 31,
Assets	2008	2009	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	278,600	278,600	Guarantees for custom duties

25. Commitments and Contingencies

A.	For the needs of its future operation, the Company entered into several purchase agreements amounting to NT$3,042,000, of which NT$1,442,000 remained unpaid as of December 31, 2009.

B.	The Company entered into several contracts with six foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees based on the total number of certain products sold. Contracts are valid through January 2010, December 2010, March 2012, May 2014 and May 2018, until all patents included in the contracts expire and until both parties agree to terminate the contracts, respectively,.

C.	On March 1, 2006, the Company was informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against the Company, its subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that the Company has breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, the Company filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against the Company in the California Litigation. The PTO has rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. Tessera has appealed some of these devisions to the Board of Patent Appeals and Interferences. On April 21, 2008, Tessera filed a complaint with ITC pursuant to §337 of the Tariff Act of 1930 against the Company, its subsidiary Siliconware U.S.A., Inc. and other semiconductor companies, alleging infringement of patents, all of which are being litigated in the California Litigation and reexamined by the PTO. The ITC instituted an investigation, on May 21, 2008. On March 12, 2009, Tessera requested to terminate the investigation. On August 7, 2009, the ITC Commission agreed to the termination request and the investigation was closed.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Because litigation is inherently unpredictable, the Company is unable to accurately predict the ultimate outcome.

26. Significant Disaster Loss

None.

27. Significant Subsequent Event

A.	On February 26, 2010, the Company’s Board of Directors resolved to sell certain equipment to ChipMOS Technologies Inc. (ChipMOS Taiwan). Proceeds of the transaction totaled NT$1,630,580, which is determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as mutual agreement between the Company and ChipMOS Taiwan. Both parties signed the equipment purchase / sales agreement on the same day. Under the terms of the equipment purchase / sales agreement, the Company commits not to build up capacity for DRAM testing and LCD driver assembling and testing services within five years from February 26, 2010.

B.	On February 26, 2010, the Company’s Board of Directors also resolved to purchase 133,000 thousand common shares of ChipMOS Taiwan from ChipMOS Technologies (Bermuda) Ltd. (ChipMOS Bermuda). ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. The share purchase represents approximately 15.77% of the outstanding shares of ChipMOS Taiwan. Consideration of the share purchase totaled NT$1,630,580, which is determined based on the valuation report provided by Horizon Securities Ltd. as well as mutual agreement between the Company and ChipMOS Bermuda. Both parties signed the share purchase / sales agreements on the same day.

28. Other

A.	Presentation of Consolidated Financial Statements:

Certain accounts in 2007 and 2008 consolidated financial statements have been reclassified to conform to the 2009 consolidated financial statement presentation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Fair Values of Financial Instruments:

	December 31,
	2008			2009
		Fair Value			Fair Value
Non-derivative financial instruments:	Book Value	Quotation in an active market	Estimated using a valuation technique	Book Value	Quotation in an active market	Estimated using a valuation technique
	NT$	NT$	NT$	NT$	NT$	NT$
Financial assets
Financial assets with book value equal to fair value	26,652,044	—	26,652,044	31,425,800	—	31,425,800
Available-for-sale financial assets, noncurrent	1,075,480	1,075,480	—	3,825,793	3,825,793	—
Financial assets carried at cost, noncurrent	322,036	—	—	315,394	—	—

	28,049,560	1,075,480	26,652,044	35,566,987	3,825,793	31,425,800

Financial liabilities
Financial liabilities with book value equal to fair value	10,837,281	—	10,837,281	14,872,398	—	14,872,398
Long-term loans (including current portion)	2,997,419	—	3,053,716	—	—	—

	13,834,700	—	13,890,997	14,872,398	—	14,872,398

Methods and assumptions used to estimate the fair values of financial instruments are as follows:

(1)	Financial assets and liabilities with fair values equal to book values are cash, notes receivable, accounts receivable, other financial assets - current, refundable deposits, short-term loans, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term debts, other current liabilities and other liabilities because of their short maturities.

(2)	Available-for-sale financial assets, noncurrent are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.

(3)	Financial assets carried at cost, noncurrent are recorded at costs as there is no active quoted market prices and the fair value cannot be measured fairly.

(4)	The fair value of long-term loans, including current portion of long-term loans, is estimated by the discounted future cash flows. The discount rate of 1.011% for 2008 is based on the interest rate of the similar long-term loan, which the Company would have acquired.

C.	Financial assets and liabilities with the risk of interest rate fluctuation:

As of December 31, 2008 and 2009, the Company and its subsidiaries’ financial assets with fair value risk of interest rate fluctuation were NT$17,824,290 and NT$18,116,342, respectively. As of December 31, 2008 and 2009, the Company and its subsidiaries’ financial liabilities with fair value risk of interest rate fluctuation were NT$3,652,352 and NT$225,488, respectively. As of December 31, 2008 and 2009, the Company and its subsidiaries did not have financial assets and liabilities with cash flow risk of interest rate fluctuation.

D.	Financial assets and liabilities whose changes in fair value are not recognized in earnings:

The Company and its subsidiaries’ interest incomes from financial assets whose changes in fair value were not recognized in earnings were NT$368,610, NT$366,086 and NT$49,221, respectively, for the years ended December 31, 2007, 2008 and 2009. The Company and its subsidiaries’ interest expenses from financial liabilities whose changes in fair value were not recognized in earnings were NT$90,294, NT$89,017 and NT$36,850, respectively, for the years ended December 31, 2007, 2008 and 2009. Available-for-sale financial assets are measured at fair value at balance sheet date. For the years ended December 31, 2007, 2008 and 2009, balance of the increase (decrease) to the shareholders’ equity due to changes in fair value were NT$2,085,514, NT($3,797,804) and NT$2,715,036, respectively. Unrealized gain (unrealized loss) on available-for-sale financial assets reclassified from equity to current earnings were NT$1,519,146, NT($2,637,145) and NT$1,947,879, respectively, for the years ended December 31, 2007, 2008 and 2009.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	Financial risk control:

The Company and its subsidiaries have implemented appropriate risk management and control processes to identify, measure, and control the risks associated with the market, credit, liquidity and cash flows.

F.	Financial risk information:

1.	Financial assets: investments in equity instruments

	December 31,
	2008	2009
	NT$	NT$
Available-for-sale financial assets	1,075,480	3,825,793
Financial assets carried at cost	322,036	315,394

	1,397,516	4,141,187

(1)	Market risk:

The Company and its subsidiaries’ investments in equity instruments are exposed to the market price risk. However, the Company and its subsidiaries perform risk management controls to minimize the potential loss to an acceptable level. The Company and its subsidiaries believe that the probability of significant market risk is low.

(2)	Credit risk:

The Company and its subsidiaries’ investments in available-for-sale financial assets are through creditable financial institutions. The expected credit exposure to such financial institutions is low. For equity investments carried at cost, the Company and its subsidiaries have evaluated counter parties’ credit condition each time when the Company and its subsidiaries entered into investment transaction. Thus the credit risk is low.

(3)	Liquidity risk:

The Company and its subsidiaries’ available-for-sale financial assets are traded in active markets, which can be sold at the prices not significantly different from their market value. The Company and its subsidiaries are exposed to a greater liquidity risk for equity instruments measured at cost due to the fact that no active market exists for these instruments.

(4)	Cash flow risk of interest rate:

The Company and its subsidiaries’ investments in equity financial assets are non-interest related. As a result, there is no cash flow risk of interest rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

2.	Financial liabilities: debt instruments

	December 31,
	2008	2009
	NT$	NT$
Short-term loans	654,933	225,488
Long-term loans	2,997,419	—

	3,652,352	225,488

(1)	Market risk:

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

29. Special Disclosure Items Required by R.O.C. GAAP

A.	Significant Transaction Information

(1)	Loans to third parties attributed to financial activities:

For the year ended December 31, 2009: None.

(2)	Endorsement and guarantee provided to third parties:

For the year ended December 31, 2009: None.

(3)	The ending balance of securities are summarized as follows:

As of December 31, 2009:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value per share (in dollars)
						NT$		NT$
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	98,400	3,637,473	100.00%	36.97	(Notes 3 and 5)

Siliconware Precision Industries Co., Ltd.	Stock	Unimicron Technology Corporation	—	Available-for-sale financial assets, noncurrent	76,502	3,549,696	4.94%	46.40

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies (Bermuda) Ltd.	—	Available-for-sale financial assets, noncurrent	12,175	276,097	14.50%	22.68	(Note 4)

Siliconware Precision Industries Co., Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets, carried at cost, noncurrent	57,810	170,000	7.58%	8.33	(Note 3)

Siliconware Precision Industries Co., Ltd.	—	Mega Mission Limited Partnership	—	Financial assets, carried at cost, noncurrent	(Note 2)	132,063	4.00%	—

Siliconware Precision Industries Co., Ltd.	—	Others (Note 1)	—	Financial assets, carried at cost, noncurrent	—	13,331	—	—

Note 1: The book value of individual marketable security does not exceed NT$100,000.

Note 2: The contributed capital was US $6,000 thousand.

Note 3: The market value is not available. Therefore, the net equity per share as of December 31, 2009 was used.

Note 4: The closing price of US$0.71 (in dollars) per share on December 31, 2009 was used. (Exchange rate at US$1: NT$31.94)

Note 5: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2009:

Investor	Name of the security	General ledger accounts	Name of the counter party	The relationship of the issuers with the Company	Beginning balance		Addition		Disposal				Ending balance

					Number of shares / unit (in thousands)	Amount	Number of shares / unit (in thousands)	Amount	Number of shares / unit (in thousands)	Sales price	Book value	Gain (loss) from disposal	Number of shares / unit (in thousands)	Amount (Notes 1 and 2)

						NT$		NT$		NT$	NT$	NT$		NT$
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	Long-term investment accounted for under equity method	Capital increase by cash	—	88,400	3,167,712	10,000	331,100	—	—	—	—	98,400	3,637,473

Note 1: The ending balance includes the investment income and cumulative translation adjustments.

Note 2: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2009:

						Related party as counter party
Name of the properties	Date of transaction	Transaction amount	Status of payment	Counter party	Relationship with the Company	Original owner which sold the property to the counter party	The relationship of the original owner with the Company	Date of the original transaction	Amount	The bases or reference used in deciding the price	Purpose and status of the acquisition	Other commitment
		NT$	NT$						NT$
Building / Building improvements	December 2009	1,780,000	1,600,000	Powerchip Semiconductor Corporation	—	—	—	—	—	As specified in valuation report	For operating use	—

Building	December 2009	824,000	—	Jun-Biau Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	December 2009	438,000	—	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2009: None.

(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2009:

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable
Purchase / sales company	Name of the counter party	Relationship with the counter party	Purchases / sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable / payable
				NT$			NT$		NT$
Siliconware Precision Industries Co., Ltd.	Phoenix Precision Technology Corporation	The Company holds directorship (Note)	Purchases	2,084,971	7%	Three months	—	—	Accounts payable —	—

Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Purchases	347,248	1%	Three months	—	—	Accounts payable 189,952	2%

Note: PPT merged with Unimicron on December 1, 2009 and PPT is the dissolved entity. Therefore, PPT ceased to be a related party for the Company commencing December 1, 2009.

(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2009: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2009: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B. Related Information on Investee Companies

(1)	Basic information on investee companies:

For the year ended December 31, 2009:

				Original investments		The Company / majority owned subsidiary owns			Current period
Investor	Name of Investee	Location	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Ownership Percentage	Book value	Net income of investee	Income recognized by the Company	Note
				NT$	NT$			NT$	NT$	NT$
Siliconware Precision Industries Co., Ltd.	Double Win Enterprise Co., Ltd.	Ping-chen City, Taoyuan	SMT process and hand insert	—	152,100	—	—	—	—	—	(Note 1)
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	3,142,896	2,823,496	98,400	100.00%	3,637,473	226,951	226,951	(Notes 1, 2, 7 and 8)
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationship maintenance with companies headquartered in North America	39,925	39,925	1,250	100.00%	143,937	4,006	4,006	(Notes 3, 7 and 8)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	3,200,388	2,880,988	100,200	100.00%	3,483,293	223,034	223,034	(Notes 3, 7 and 8)
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Assembly and testing service providing	3,194,000	2,874,600	(Note 5)	100.00%	3,481,359	226,495	223,792	(Notes 4, 6, 7 and 8)

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

Note 5: The contributed capital was US$100,000.

Note 6: The investment income (loss) recognized during the current period already excludes the amount of unrealized intercompany profit on disposal of assets.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 7: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 8: Eliminated under consolidation.

(2)	The ending balance of securities held by investee companies:

As of December 31, 2009:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value (Notes 3 and 4)	Percentage of ownership	Market value per share (in dollars) (Note 2)
						NT$		NT$
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	1,250	143,937	100.00%	115.15
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	100,200	3,483,293	100.00%	34.76
SPIL (Cayman) Holding Limited	—	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	(Note 1)	3,481,359	100.00%	—

Note 1: The contributed capital was US$100,000 thousand.

Note 2: The market value is not available. Therefore, the net equity per share as of December 31, 2009 was used.

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Securities for which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2009:

				The relationship of the issuers with the Company	Beginning balance		Addition		Disposal				Ending balance
Investor	Name of the security	General ledger accounts	Name of the counter party		Number of shares / unit (in thousands)	Amount (Note 5)	Number of shares / unit (in thousands)	Amount (Note 5)	Number of shares / unit (in thousands)	Sales price	Book value	Gain (loss) from disposal	Number of shares / unit (in thousands)	Amount (Notes 4, 5 and 6)
						NT$		NT$		NT$	NT$	NT$		NT$
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investments accounted for under the equity method	Capital increase by cash	—	90,200	2,880,988	10,000	319,400	—	—	—	—	100,200	3,483,293
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investments accounted for under the equity method	Capital increase by cash	—	(Note 1)	2,874,600	(Note 2)	319,400	—	—	—	—	(Note 3)	3,481,359

Note 1: The contributed capital was US$90,000 thousand.

Note 2: The contributed capital was US$10,000 thousand.

Note 3: The contributed capital was US$100,000 thousand.

Note 4: The ending balance includes the investment income and cumulative translation adjustments.

Note 5: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 6: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2009: None.

C. Information of investment in Mainland China:

(1)	Information of investment in Mainland China: (The amount in USD is presented in thousands.)

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Accumulated remittance as of January 1, 2009	Remitted (collected) this period	Accumulated remittance as of December 31, 2009	Ownership held by the Company (Direct and indirect)
		NT$		NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Assembly and testing service providing	3,194,000 (US$ 100,000)	(Note 1)	2,874,600 (US$90,000)	319,400 (US$10,000)	3,194,000 (US$ 100,000)	100%
		(Note 3)		(Note 3)	(Note 3)	(Note 3)

Investment income (loss) recognized by the Company during the period	Ending balance of investment	The investment income (loss) remitted back as of December 31, 2009	Accumulated remittance from Taiwan to Mainland China	The investment balance approved by Investment Commissions, Ministry of Economic Affairs	The ceiling of investment in mainland China according to Investment Commissions, Ministry of Economic Affairs
NT$	NT$	NT$	NT$	NT$	NT$
223,792	3,481,359	—	3,194,000	4,152,200	(Note 5)
(Notes 2, 3 and 4)	(Notes 3 and 4)		(US$ 100,000)	(US$ 130,000)

Note 1: The Company set up a subsidiary in the third country to invest in Mainland China.

Note 2: The investment income (loss) was recorded based on the financial statements audited by the auditors.

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 5: Based on the Rule No. 09704604680 “Regulations Governing Security Investment and Technical Cooperation in the Mainland Area” set by Ministry of Economic Affairs, the Company received documents from the Industrial Development Bureau of Ministry of Economic Affairs, which approved that the Company’s operation is qualified for operations of operating headquarters. As such, the Company is not required to impute the ceiling of investment in Mainland China.

(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas:

i. Property transaction between the parent company and the subsidiary for the years ended December 31, 2008 and 2009:

	For the year ended December 31, 2008
	Name of the property	Sales amount	Book Value	Gain on disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	48,382	25,252	23,130	25,563

	For the year ended December 31, 2008
	Name of the property	Sales amount	Book Value	Gain on disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	163,522	116,162	47,360	20,230

	Name of the property	Purchase amount	Other payables
		NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	2,991	—

ii. Transaction above was eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.

(3)	For the year ended December 31, 2007:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	542,974	As specified in contract	0.82%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	50,314	Comparable to those provided by non-related parties	0.06%

(4)	For the year ended December 31, 2008:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	500,451	As specified in contract	0.80%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	155,016	Comparable to those provided by non-related parties	0.21%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	For the year ended December 31, 2009:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	368,058	As specified in contract	0.62%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	62,350	Comparable to those provided by non-related parties	0.08%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Purchase	347,248	As specified in contract	0.59%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Accounts payable	189,952	Comparable to those provided by non-related parties	0.24%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

30. Segment Information

A. Operation in Different Industries

The Company principally operates in one industry. The Company’s operation involves assembly, testing and turnkey services of integrated circuits.

B. Operations in Different Geographic Areas

The Company has no significant foreign operations.

C. Sales

	For the years ended December 31,
Geographic areas	2007	2008	2009
	NT$	NT$	NT$
Taiwan	23,462,544	21,020,922	20,097,950
U.S.	33,039,895	28,631,910	26,006,761
Canada	4,801,804	3,668,015	3,867,950
Others	4,873,086	9,082,087	9,321,931

	66,177,329	62,402,934	59,294,592

Sales by geographic region are identified by the locations where customers are headquartered.

	For the years ended December 31,
Services	2007	2008	2009
	NT$	NT$	NT$
Packaging revenues	57,576,240	53,780,062	51,356,743
Testing and other revenues	8,601,089	8,622,872	7,937,849

	66,177,329	62,402,934	59,294,592

The above table shows, for the period indicated, net revenues for group of similar services the Company provided.

D. Major Customers

A major customer is identified as the party that accounts for more than 10 % of the Company’s net sales in any given year listed below.

	For the years ended December 31,
	2007		2008		2009
Customers	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Customer A	6,735,258	10	6,874,567	11	6,960,529	12
Customer B	6,993,244	11	5,164,169	8	6,293,643	11

	13,728,502	21	12,038,736	19	13,254,172	23

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

31. U.S. GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“R.O.C. GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between R.O.C. GAAP and U.S. GAAP:

Reconciliation of consolidated net income:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$

Net income as reported under R.O.C. GAAP	17,489,351	6,313,530	8,789,829	275,112
U.S. GAAP adjustments:
Compensated absences	(12,975)	(2,264)	(14,994)	(469)
Compensation	(3,634,483)	(1,581,727)	—	—
Employee stock option	(2,356)	—	—	—
Impairment on long-term investments	—	(279,843)	—	—
Embedded derivative	(1,181,410)	—	—	—
Defined benefit pension plan — net periodic pension cost	7,160	240	95	3
Equity investments:
Net income variance between U.S. GAAP and R.O.C. GAAP	6,672	—	—	—
Gain on disposal of investments	402,781	—	—	—

Total U.S. GAAP adjustments	(4,414,611)	(1,863,594)	(14,899)	(466)
Taxation effect	24,336	(56,164)	(20,401)	(639)

Net income under U.S. GAAP	13,099,076	4,393,772	8,754,529	274,007

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$

Earnings per share under U.S. GAAP (in dollars)
Basic	4.33	1.42	2.81	0.09

Diluted	4.32	1.42	2.81	0.09

Weighted average number of common stock outstanding (in thousands)
Basic	3,026,156	3,088,843	3,116,361	3,116,361
Effect of dilutive securities — employee stock option	6,251	14,650	—	—

Diluted	3,032,407	3,103,493	3,116,361	3,116,361

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Reconciliation of consolidated shareholders’ equity

	December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
Total shareholders’ equity as reported under R.O.C. GAAP	68,908,154	59,314,121	63,081,226	1,974,373
U.S. GAAP adjustments:
Compensated absences	(55,943)	(58,207)	(73,201)	(2,291)
Compensation	(1,728,916)	—	—	—
Defined benefit pension plan	(316,665)	(171,901)	(362,506)	(11,346)
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	152,535
Taxation effect	15,855	(40,309)	(60,710)	(1,900)

Shareholders’ equity under U.S. GAAP	71,695,985	63,917,204	67,458,309	2,111,371

Movements in shareholders’ equity in accordance with U.S. GAAP:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
Balance at January 1, as reported	64,859,114	71,695,985	63,917,204	2,000,538
Net income under U.S. GAAP	13,099,076	4,393,772	8,754,529	274,007
Employee stock bonus	2,257,602	2,053,181	—	—
Employee stock option — amortized compensation	2,356	—	—	—
Adjustment for investee companies’ capital reserve	(18,200)	5,507	—	—
Cumulative translation adjustment on long-term investments	107,202	211,940	(88,289)	(2,763)
Change in fair value of available-for-sale marketable securities	(3,819,090)	(880,816)	767,157	24,011
Employee stock option exercised	94,485	7,395	—	—
Conversion of Euro convertible bonds	2,736,620	—	—	—
Cash dividends	(9,974,332)	(13,836,139)	(5,674,662)	(177,611)
Adjustment for investee company’s unrecognized pension cost	1,787	—	—	—
Adjustment for investee company’s treasury stock variances	1,366	—	—	—
Cash dividends for treasury stock held by subsidiaries	117,976	161,415	65,212	2,041
ECB conversion — APIC	2,367,172	—	—	—
Defined benefit pension plan	(151,879)	104,964	(282,842)	(8,852)
Adjustment for the variances between net income and shareholders’ equity	14,730	—	—	—

Balance at December 31	71,695,985	63,917,204	67,458,309	2,111,371

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The balance sheet accounts under U.S. GAAP is as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	12,941,842	9,242,800	289,290
Short-term investments	5,899,123	10,372,361	324,644
Notes receivable, net	46,173	40,545	1,269
Accounts receivable, net	7,290,315	11,299,418	353,659
Inventories	2,383,067	2,992,331	93,657
Other current assets	1,593,045	2,042,399	63,924

	30,153,565	35,989,854	1,126,443

Long-term investments	1,397,516	4,141,187	129,615
Property, plant and equipment	38,839,633	36,316,125	1,136,655
Intangible assets	4,873,500	4,873,500	152,535
Other assets	3,101,076	2,036,686	63,746

Total Assets	78,365,290	83,357,352	2,608,994

Current liabilities	11,752,799	15,117,743	473,169
Long-term liabilities	2,248,065	—	—
Other liabilities	447,222	781,300	24,454

Total Liabilities	14,448,086	15,899,043	497,623
Total Stockholders’ Equity	63,917,204	67,458,309	2,111,371

Total Liabilities and Stockholders’ Equity	78,365,290	83,357,352	2,608,994

The significant accounting policies for the reconciliation from R.O.C. GAAP to U.S. GAAP is as follows:

(1)	Consolidation

Under R.O.C. GAAP, Statement of Accounting Standards No. 7, “Consolidated Financial Statements” requires that an entity fully consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries are eliminated.

Under U.S. GAAP, ASC Topic 810, Consolidation (“ASC Topic 810”), requires existing unconsolidated variable interest entities (VIE) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In other words, the Company would be the primary beneficiary of such entity if it absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both. The Company performed analysis for VIEs and did not identify any variable interest entity pursuant to ASC Topic 810.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Compensated Absences

Under R.O.C. GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under U.S. GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services.

(3)	Share-based Compensation

Employee Stock Option

A.	Under U.S. GAAP, ASC Topic 718, Compensation — Stock Compensation (“ASC Topic 718”) requires the Company to use the fair value method with forfeitures estimated at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of the Company’s stock options is subject to change due to the distribution of stock dividends. The Company was required to measure the effects of the modification and record incremental compensation cost, if any. For the year ended December 31, 2007, the Company recorded share-based compensation expense of NT$2,356.

B.	For computing the fair value of options granted, the Company used the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The Company applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option. The expected term is based on our contractual term. The Company estimated dividend yield by historical experience. Besides, the Company used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to ASC Topic 718, which required entities based in jurisdiction outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate. The fair value of the Company’s stock options used to compute the 2007 compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Volatility	59.96% ~ 67.12%

Risk-free interest rate	1.70% ~ 3.04%

Expected holding period	3 ~ 5 years

Dividend yield	0%

Note 1: No options granted in 2007, 2008 and 2009.

Note 2: No additional compensation costs were recorded for the modification of employee stock option in 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Additional information concerning our employee stock option is summarized as following:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$

Total intrinsic value of the options exercised	563,999	54,131	—	—
Total fair value of options vested	87,942	—	—	—

Compensation to Directors and Employees

	For the years ended December 31,
Net income impact of compensation adjustment	2007	2008	2009
	NT$	NT$	NT$	US$
U.S. GAAP adjustment:
Remuneration to directors	157,404	—	—	—

Employee bonuses accrual	1,571,512	—	—	—
Adjustment to fair market value	1,905,567	1,581,727	—	—

Total employee bonuses	3,477,079	1,581,727	—	—

Total net income adjustment to compensation	3,634,483	1,581,727	—	—

A.	Remuneration to directors

The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Before January 1, 2008, such payments are charged directly to retained earnings for the period in which shareholders approve such payment under R.O.C. GAAP. However, such cash payments should be recorded as compensation expense in the period when services are rendered under U.S. GAAP.

Effective January 1, 2008, pursuant to R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, the Company should no longer treat employees’ bonuses and directors’ and supervisors’ remuneration as reductions of retained earnings but record an cost / expense and related liability when the Company has legal obligations and could reasonably estimate such amount.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Employee bonuses

Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are set at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves have been made in accordance with R.O.C. regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Regardless of the form of the bonus, however, the shareholders are required by the Article of Incorporation to approve a 10% of distributable earnings as the employee bonus whenever there is a dividend distribution. Before January 1, 2008, such bonuses are appropriated from retained earnings in the period shareholders’ approval is obtained under R.O.C. GAAP. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under U.S. GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings, which is considered the minimum liability the Company has to pay. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between U.S. GAAP and R.O.C. GAAP in this area would result in adjustments to the Company’s net income and shareholders’ equity as shown in reconciliation tables set forth at the beginning of this note. This accounting treatment for employee bonuses is based on the guidance of the U.S. SEC Staff Paper entitled “International Reporting and Disclosure Issues in the Division of Corporate Finance dated November 1, 2004”. The Board of Directors of the Company resolved to distribute employee bonuses of NT$1,173,450 from 2006 earnings in 2007 and NT$1,571,512 from 2007 earnings in 2008. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, the application of U.S. GAAP to employee’s bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$7,210,702 and NT$8,792,429 for the years ended December 31, 2007 and 2008, respectively.

From January 1, 2008, the Company adopted R.O.C. EITF 96-052 “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” under R.O.C. GAAP and should no longer treat employees’ bonus as a reduction of retained earnings but record an expense and related liability when the Company has legal obligations and could reasonably estimate such amount.

(4)	Equity Investments

Under both R.O.C. GAAP and U.S. GAAP, investments representing at least twenty percent of the voting interests of each investee for which the Company exercises significant influence over operating and financial policies are generally accounted for under the equity method. However, there are the following differences in applying equity accounting under R.O.C. GAAP and U.S. GAAP.

A.	Net income (loss) variance between U.S. GAAP and R.O.C. GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under R.O.C. GAAP differs from U.S. GAAP, resulting in differences in the carrying amount of the equity investment reported under R.O.C. GAAP and U.S. GAAP. The differences between R.O.C. GAAP and U.S. GAAP for the equity investees include, but are not limited to, accounting for compensation, joint venture accounting, embedded derivatives, deferred tax and compensated absences.

B.	Adjustment for the variances between net income and shareholders’ equity under U.S. GAAP

The Company’s proportionate share of the income (loss) from an equity investee may differ from its share in the investee’s equity. Under both R.O.C. GAAP and U.S. GAAP, the Company is required to adjust its investment in corresponded to its pro rata share of the investee’s equity. Under R.O.C. GAAP, adjustments may include, but are not limited to, cumulative translation and unrecognized pension cost. For reconciliation to U.S. GAAP, additional adjustments are made for the variances exclusively resulting from U.S. GAAP, such as defined benefit pension plan pursuant to ASC Topic 715, Compensation — Retirement Benefits (“ASC Topic 715”).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Defined Benefit Pension Plan

A.	Net periodic pension cost variance between U.S. GAAP and R.O.C. GAAP

The Company’s net periodic pension cost under U.S. GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation of the difference between U.S. GAAP and R.O.C. GAAP is required before reaching U.S. GAAP funding status.

B.	Adjustment for the U.S. GAAP funding status

Under R.O.C. GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under U.S. GAAP, additional pension liability or asset is accrued pursuant to ASC Topic 715, Compensation — Retirement Benefits (“ASC Topic 715”), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with ASC Topic 715, are now recognized as a component of other comprehensive income.

(6)	10% Tax on Undistributed Earnings and Tax Effect of U.S. GAAP Adjustments

Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of shareholders’ approval. Under U.S. GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the shareholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and U.S. GAAP. For the years ended December 31, 2007, 2008 and 2009, total amounts of tax benefit (expense) reconciled from R.O.C. GAAP to U.S. GAAP were NT$$24,336, NT$(56,164) and NT$(20,401), of which NT 22,446, NT$(56,822) and NT$(22,286) were adjusted for the undistributed earnings.

(7)	Earnings Per Share (EPS)

Prior to January 1, 2008, in calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. However, the accounting treatment for the appropriation of employees’ bonus for 2007 earnings resolved at the stockholders’ meeting held in 2008 is still in accordance with the regulations on capitalization of employees’ bonus under paragraphs 19 and 39 of R.O.C. SFAS No. 24, “Earnings per Share”. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2007, 2008, and 2009 were 35,203,522 shares, 47,145,362 shares and nil, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

In computing the dilutive effect of convertible bonds when calculating net income available to common stockholders for diluted EPS, the after-tax results of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs are taken into consideration under R.O.C. GAAP. However, under U.S. GAAP, in addition to the above three items, the after tax result of mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds is also taken into consideration. Anti-dilutive effects are not adjusted under R.O.C. GAAP or U.S. GAAP.

For the purpose of computing the dilutive effect of the employee stock option, the treasury-stock method is used. Treasury shares that could be repurchased with assumed proceeds from the exercise of employee stock options might not be sufficient for the share issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under R.O.C. GAAP, the assumed proceeds are the exercise price. Under U.S. GAAP, the assumed proceeds is the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under U.S. GAAP is different from the one calculated under R.O.C. GAAP.

(8)	Marketable Securities

Under R.O.C. SFAS No. 34, the Company is required to classify its equity investments into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity securities or financial assets carried at costs. Unrealized gains or losses on available-for-sale securities are reported through shareholders’ equity.

Under ASC Topic 320, Investments — Debts and Equity Securities, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. The fair value of listed stock under U.S. GAAP is generally determined by the closing price at the balance sheet date. For individual securities classified as either available-for-sale or held-to-maturity, the Company performs an analysis to determine whether a decline in fair value below cost is other than temporary.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Under U.S. GAAP, in connection with acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415,439, respectively, based on independent appraisal report. Before January 1, 2002, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, ASC Topic 350, Intangibles — Goodwill and Other (“ASC Topic 350”) ceased amortization of goodwill and required the Company to perform the annual impairment analysis using a fair value approach. As of December 31, 2009, the net carrying amount of goodwill was NT$4,873,500 and no impairment of goodwill was identified during 2007 to 2009.

(10)	Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment under U.S. GAAP results in reclassifications from retained earnings to additional paid-in capital of NT$34,554,263 and NT$34,554,263 at December 31, 2009 and 2008, respectively, which causes the decrease of retained earnings and increase of additional paid-in capital. The adjustments have no effect on shareholders’ equity.

(11)	Impairment of Long-lived Assets and Equity Investments

Impairment of long-lived assets

Under both R.O.C. GAAP and U.S. GAAP, the Company is required to valuate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable.

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

Under U.S. GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices, on the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows.

The Company performs periodical review for its long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are reported at the lower of carrying amount or fair value less cost to sell. The impairment losses on idle assets for the years ended December 31, 2007, 2008 and 2009 were NT$48,528, NT$43,093 and NT$73,882, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2007, 2008 and 2009.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(12)	Embedded Derivative – The Company’s Accounting as an Issuer

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

Under U.S. GAAP, in accordance with ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”), the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value, if the feature is indexed only to the issuer’s own stock and would otherwise be classified in stockholders’ equity in the issuer’s statement of financial position (the “Scope Exception”).

The Company issued zero-coupon convertible bonds on January 28, 2002 amounting to US$200,000 (the “2002 Bonds”). The 2002 Bonds are denominated in US dollars and allow the bondholders to redeem at 105.9185% of their par value on July 29, 2004. The premium put option and the conversion option are treated as a single-compound derivative instrument. Further, under U.S. GAAP, the embedded feature with the combination of mutually exclusive choices, i.e., conversion of the debt to equity or redemption at a multiple of the 2002 Bonds par value, does not qualify for the Scope Exception. Additionally, our 2002 Bonds allow bondholders to convert into either the Company’s common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollar) or into the Company’s ADSs, which are traded on NASDAQ (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature determining the rate at which the bonds are to be converted into New Taiwan Dollar stock. As a result of the combination of the conversion option and the fixed foreign exchange rate, the 2002 Bonds are dual indexed and therefore not eligible for the Scope Exception. On February 5, 2004, the Company issued zero-coupon convertible bonds amounting to US$200,000 (the “2004 Bonds”). Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company’s New Taiwan Dollar shares or ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with ASC Topic 815 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$27,715 arising from the amortization of bond discount and loss on subsequent conversion and/or buyback of convertible bonds of NT$1,131,897 for the year ended December 31, 2007.

For the year ended December 31, 2007, the net loss recognized from applying derivative accounting amounting to NT$1,181,410.

All of the convertible bonds issued in 2002 have been converted into common stocks, redeemed, or retired after being repurchased from the market as of March 31, 2007. All of the convertible bonds issued in 2004 have been converted into common stocks or redeemed as of September 30, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(13)	Disposal of ChipMOS Taiwan with Subscription of ChipMOS Technologies (Bermuda) Ltd.

On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc., or “ChipMOS Taiwan”, and acquired common stock ownership in ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda, the parent company of ChipMOS Taiwan, through private stock offering. Under R.O.C. GAAP, the Company evaluated whether this exchange had commercial substance, which was the expectation of significant change of the future cash flows of the Company, and concluded that no such significant change would be expected. Therefore, the Company recognized gain on disposal of investment of NT$793,492 for the year ended December 31, 2007 and deferred the recognition of gain on disposal of NT$279,843. However, under U.S. GAAP, this transaction involved significant monetary consideration was deemed to be a monetary exchange in accordance with ASC Topic 845, Nonmonetary Transactions (“ASC Topic 845”). Therefore, the Company recorded the exchange in fair value and included deferred gain under the R.O.C. GAAP in its U.S. GAAP earnings for the year ended December 31, 2007.

Under the impact of global financial crisis, the Company performed evaluation of impairment toward ChipMOS Bermuda and recognized other-than-temporary impairment loss of NT$2,143,973 under R.O.C. GAAP and NT$2,423,816 under U.S. GAAP for the year ended December 31, 2008.

32. Additional Disclosure Required by U.S. GAAP

(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wire bonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company provides its services on a global basis but mainly to customers in Taiwan of 33.9% and North America of 50.4% in 2009. The Company’s first two largest customers accounted for a total of 21%, 19% and 23% of net sales in 2007, 2008 and 2009, respectively, and its five largest customers accounted for 41%, 39% and 41% of the Company’s net sales in 2007, 2008 and 2009, respectively.

In 2007, 2008 and 2009, some of the Company’s net operating revenues were denominated in currencies other than N.T. dollars, such as U.S. dollars. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$3,287,444 and NT$5,262,940 as of December 31, 2008 and 2009, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Maturity of Long-term Liabilities

No long-term loans as of December 31, 2009.

(3)	Fair Value Measurement

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), defines fair value, provides a framework for measuring fair value and requires additional disclosure about fair value measurements. ASC Topic 820 also established a three-level fair value hierarchy for valuation inputs as follows:

Level 1:	use quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	use inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly of indirectly.

Level 3:	use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

A.	Fair value measurements on a recurring basis:

Assets measured and recorded at fair value on a recurring basis for the years ended December 31, 2008 and 2009 were as follows:

	Level 1		Level 2		Level 3
	2008	2009	2008	2009	2008	2009
	NT$	NT$	NT$	NT$	NT$	NT$

Time deposit with original maturities more than 3 months (Note)	—	—	5,899,123	10,372,361	—	—
Marketable securities — available-for-sale	1,075,480	3,825,793	—	—	—	—

Note: Included in short-term investments

B.	Fair value measurements on a nonrecurring basis:

For the year ended December 31, 2008, the Company identified circumstances that indicated the fair value of financial assets carried at cost sustained other-than-temporary impairments and recognized impairment loss of NT$393,460 based on the proportional interests on these assets for the year ended December 31, 2008 to write down the carrying values of these investments to their estimated values. The fair value measurements were determined using cost approach based on inputs, which were classified as Level 3 as they were unobservable and required management’s judgment.

(4)	Uncertainty in Income Taxes

ASC Topic 740, Income Taxes (“ASC Topic 740”) requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. This interpretation also prescribes measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted the two-step evaluation process required by this interpretation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As a result of the evaluation, the Company did not recognize any cumulative effect adjustment to the retained earnings at the beginning of the years 2008 and 2009. As of December 31, 2008 and 2009, there was no material uncertain tax position or unrecognized tax benefit identified by the Company.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Cash and Cash Flow Statements

A.	Under R.O.C. GAAP, all certificates of deposit are classified as cash and cash equivalents. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. In addition, payment for employees’ cash bonuses are classified as cash used in operating activities under U.S. GAAP compared to which classified as cash used in financing activities under R.O.C. GAAP. Summarized cash flow information under U.S. GAAP would be presented as follows:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$

Net cash provided by operating activities	23,601,166	20,504,634	15,492,282	484,891
Net cash provided by (used in) investing activities	2,891,936	(16,108,193)	(10,094,156)	(315,936)
Net cash used in financing activities	(10,335,263)	(13,827,063)	(9,053,537)	(283,366)
Effect on foreign exchange	22,231	94,206	(43,631)	(1,366)

Net increase (decrease) in cash and cash equivalents	16,180,070	(9,336,416)	(3,699,042)	(115,776)
Cash and cash equivalents at beginning of the year	6,098,188	22,278,258	12,941,842	405,065

Cash and cash equivalents at the end of the year	22,278,258	12,941,842	9,242,800	289,289

B.	Non-cash financing activity:

(i)	Additional 166,354,273 shares of common stock were issued upon the conversion of the 2002 Euro convertible bonds with principal amounts of US$128,360 in 2006. All of the convertible bonds issued in 2002 have been converted into common stocks, redeemed, or retired after being repurchased from the market as of March 31, 2007.

(ii)	Additional 80,711,248 shares of common stock were issued upon the conversion of the 2004 Euro convertible bonds with principal amount of US$83,020 in 2007. All of the convertible bonds issued in 2004 have been converted into common stocks or redeemed as of September 30, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Comprehensive Income

Comprehensive income under R.O.C. GAAP for the years ended December 31, 2007, 2008 and 2009 and accumulated other comprehensive income balances as of December 31, 2008 and 2009 are summarized as follows:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
Net income	17,489,351	6,313,530	8,789,829	275,112
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investments	107,202	211,940	(88,289)	(2,763)
Remuneration to directors and supervisors	(120,797)	(157,405)	—	—
Employees’ cash bonus	(821,415)	(1,100,058)	—	—
Adjustment for unrealized (loss) gain on available-for-sale financial assets	(3,604,489)	(1,160,659)	767,157	24,011
Adjustment for investee companies’ capital reserve	(18,200)	5,507	—	—
Adjustment for investee companies’ unrecognized pension cost	1,787	—	—	—
Net loss not recognized as pension cost	(37,613)	(39,559)	(92,142)	(2,884)

Comprehensive income	12,995,826	4,073,296	9,376,555	293,476

	As of December 31,
	2008	2009
	NT$	NT$	US$
Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investments	294,223	205,934	6,446
Remuneration to directors and supervisors	(558,937)	(558,937)	(17,494)
Employees’ cash bonus	(2,634,358)	(2,634,358)	(82,453)
Adjustment for change in equity investment holding ratio	15,063	15,063	471
Adjustment for unrealized loss on available-for-sale financial assets	—	767,157	24,011
Adjustment for investee companies’ capital reserve	4,998	4,998	156
Net loss not recognized as pension cost	(77,172)	(169,314)	(5,299)

Accumulated other comprehensive income	(2,956,183)	(2,369,457)	(74,162)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(7)	Employers’ Disclosure about Pension Benefit

A.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to ASC Topic 715:

(1)	Assumptions:

	For the years ended December 31,
	2007	2008	2009
Discounted rate	2.75%	2.20%	2.25%

Long-term rate of compensation increase	2.00%	1.00%	2.00%

Expected rate of return on plan assets	3.00%	2.50%	2.00%

In determining the discount rate, ASC Topic 715 recommends some factors for consideration, including: (a) rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits; and (b) rates implicit in current prices of annuity contracts that could be used to effectively settle the pension obligation. Since Taiwan bond market does not have a deep market for corporate bonds, the yield rates of government bonds with duration years of 15 years or more are mainly used in determining the discount rate.

(2)	Change in Benefit Obligation:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$

Benefit obligation at the beginning of the year	(1,321,342)	(1,620,782)	(1,544,731)
Service cost	(35,315)	(35,463)	(29,786)
Interest cost	(42,793)	(45,252)	(34,630)
Plan amendments	—	59,238	(73,596)
Actuarial loss	(226,759)	76,848	(284,261)
Benefits paid	5,427	20,680	44,408

Projected benefit obligation at the end of the year	(1,620,782)	(1,544,731)	(1,922,596)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Change in Plan Assets:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$

Fair value of plan assets at the beginning of the year	981,250	1,059,039	1,130,537
Actual return on plan assets	28,021	38,553	7,487
Employer contributions	55,195	53,625	49,660
Benefits paid	(5,427)	(20,680)	(44,408)

Fair value of plan assets at the end of the year	1,059,039	1,130,537	1,143,276

(4)	Funded Status:

	December 31,
	2008	2009
	NT$	NT$

Projected benefit obligation	(1,544,731)	(1,922,596)
Fair value of plan assets	1,130,537	1,143,276

Funded status	(414,194)	(779,320)
Unrecognized transition assets	(1,825)	(912)
Net prior service cost	(57,814)	15,691
Unrecognized net loss	439,599	734,269

Accrued pension cost - before adjustment	(34,234)	(30,272)
Additional liability	(379,960)	(749,048)

Accrued pension cost - after adjustment	(414,194)	(779,320)

(5)	Net Pension Cost:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$

Service cost	35,315	35,463	29,786
Interest cost	42,793	45,252	34,630
Expected return on assets	(32,636)	(32,470)	(28,862)
Amortization of unrecognized transition assets	(913)	(913)	(913)
Net prior service cost	—	(1,424)	91
Amortization of unrecognized net loss	7,279	15,672	10,966

Net periodic pension cost	51,838	61,580	45,698

(6)	Other Required Disclosure:

	December 31,
	2008	2009
	NT$	NT$

Accumulated benefit obligation	(1,249,343)	(1,365,669)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Valuation and allocation of plan assets

The plan assets are all maintained in cash in the designed account at Bank of Taiwan (BOT). BOT holds cash contributions made by the Company and invests the contributions into its managed portfolio, which may contain, but not limited to, government loans, equities, bonds, foreign investment, short-term notes, securitized products. In addition, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The Company does not have authority on how to invest the money. The plan assets increase by the Company’s contributions, account interest earned and profit sharing of the portfolio of BOT pension assets and decrease by the payments made to the retired employees.

C.	Additional disclosures under ASC Topic 715 regarding pension benefits are as follows:

(i)	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2010	15,634	489
2011	12,201	382
2012	13,372	419
2013	14,960	468
2014	29,814	933
Year 2015 to 2019	322,211	10,085

(ii)	Contributions:

The Company expects to contribute NT$ 15,634 to its pension plan in 2010.

(iii)	Plan assets:

The plan assets are all maintained in cash at Bank of Taiwan (BOT) and the Company does not have authority on how to invest the money. Hence, the plan assets are regarded as cash and cash equivalent. The subsequent fair value of the fund assets is subject to investment and distribution decisions made by its monitory committee and will not necessarily result in the proportional fair value of the plan assets. Therefore, the fair value measurement of plan assets contributed by the Company should be categorized in level 1.

(8)	Inventory Provision

Inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses. The accounting treatment under R.O.C. GAAP is identical to which under U.S. GAAP.

(9)	Revenue Recognition Accounting Policy

The Company derives its revenues from the provision of independent assembly, testing services and turnkey services and recognizes service revenues upon shipment or upon completion of various stages of turnkey services, based upon transaction terms and when collection is reasonable assured, which is essentially the same under U.S. GAAP. If turnkey services are negotiated in one contract, the Company recognizes revenues based on the quoted prices when all of the revenue recognition criteria are met.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(10)	Major Debt Covenants

The Company does not have any long-term loan as of December 31, 2009.

(11)	Operating Leases

The Company entered into three lease contracts with Science Park Administration for the use of land of the facility located in Hsinchu, Taiwan. None of these three contracts have met any of the four criteria classified as capital leases and no noncancelable lease terms are included in the leases. Rental expenses recorded for the years ended December 31, 2007, 2008 and 2009 were NT$10,300, NT$10,328 and NT$10,295, respectively.

(12)	Valuation and Qualifying Accounts and Reserves

The information about our valuation and qualifying accounts and reserves are as follows:

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Balance at end of period
	NT$			NT$

For the year ended 2007
Allowance for doubtful accounts	24,270	8,844	—	33,114
Allowance for sales discounts	55,475	111,774	131,306	35,943
Allowance for loss on obsolescence and decline in market value of inventory	47,787	18,598	—	66,385
Allowance for deferred income tax assets, current	141	5,020	—	5,161
Allowance for deferred income tax assets, noncurrent	174,343	15,485	—	189,828

For the year ended 2008
Allowance for doubtful accounts	33,114	271,173	—	304,287
Allowance for sales discounts	35,943	552,676	432,523	156,096
Allowance for loss on obsolescence and decline in market value of inventory	66,385	9,196	—	75,581
Allowance for deferred income tax assets, current	5,161	—	5,161	—
Allowance for deferred income tax assets, noncurrent	189,828	66,886	—	256,714

For the year ended 2009
Allowance for doubtful accounts	304,287	79,188	50,939	332,536
Allowance for sales discounts	156,096	1,344,325	1,054,372	446,049
Allowance for loss on obsolescence and decline in market value of inventory	75,581	6,850	—	82,431
Allowance for deferred income tax assets, current	—	—	—	—
Allowance for deferred income tax assets, noncurrent	256,714	—	97,020	159,694

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(13)	Recent Accounting Pronouncements

U.S. GAAP

A.	In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effective immediately upon issuance. The new guidance does not have any significant impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2009.

B.	In October 2009, the Financial Accounting Standards Board (FASB) issued guidance on revenue recognition for arrangements with multiple deliverables. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, the residual method of revenue recognition is prohibited. Rather, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance is effective for all new or materially modified arrangements entered into on or after June 15, 2010 with earlier adoption permitted. The Company is currently evaluating its impact of adopting this new guidance.

C.	In October 2009, the FASB issued amended guidance for the scope of existing software revenue recognition accounting. Software elements and tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The new guidance is effective for all new or materially modified arrangements entered into on or after June 15, 2010 with earlier adoption permitted. The Company does not expect any significant impact on the adoption of this guidance.

D.	In August 2009, the FASB issued guidance on the measurement of liabilities at fair value. The guidance clarifies the application of certain valuation techniques in circumstances when a quoted price in an active market for the identical liability is not available. This guidance is effective for annual period ending December 31, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

E.	In July 2009, the FASB issued the FASB Accounting Standards Codification (ASC). The issued guidance establishes ASC as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

F.	In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities (VIE), which is effective for interim and annual periods beginning after November 15, 2009. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. No significant impact is expected for the Company on the adoption of the guidance.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

G.	In December 2008, the FASB issued guidance regarding employer’s disclosures about postretirement benefit plan assets, including investment allocation decisions, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. This guidance is effective for fiscal years ending after December 15, 2009. The adoption of this new guidance does not have a material impact on the Company’s consolidated financial statements.

R.O.C. GAAP

In April 2009, the R.O.C. Accounting Research and Development Foundation issued R.O.C. SFAS No. 41, “Disclosure for Operating Segments Information”, which provides guidance on the identification of operating segments and required disclosure for operating segments information. This statement is effective for fiscal years beginning on or after January 1, 2011. The Company does not expect any significant impact on the adoption of this statement.

In November 2007, the R.O.C. Accounting Research and Development Foundation issued R.O.C. SFAS No. 10 (revised), “Inventories”, which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This statement is effective for fiscal years beginning on or after January 1, 2009. The adoption of R.O.C. SFAS No.10 (revised) does not have any significant impact on the Company’s consolidated financial statements.