Form 20-F
period 2010-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2011-04-26
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark	One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

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

3,116,361,139 Common Shares were outstanding as of December 31, 2010

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

Yes  ☐    No  ☒

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2010

i

Supplemental Information

All references to “we,” “us,” “our” and “our company” in this annual report are to Siliconware Precision Industries Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of June 7, 2000, among Siliconware Precision Industries Co., Ltd. and Citibank, N.A., as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “R.O.C. GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or R.O.C. GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to U.S. GAAP as shown below.

	Years Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
R.O.C. GAAP
Net operating revenues	57,126	66,177	62,403	59,295	63,857	2,191.4
Cost of goods sold	(41,895)	(46,776)	(49,454)	(47,852)	(54,041)	(1,854.5)

Gross profit	15,231	19,401	12,949	11,443	9,816	336.9

Operating expenses	(2,989)	(3,224)	(4,003)	(3,300)	(3,440)	(118.1)

Operating income	12,242	16,177	8,946	8,143	6,376	218.8
Equity investment income (loss)(1)	1,154	246	—	—	(4)	(0.1)
Other non-operating income(1)	1,078	3,353	718	2,261	341	11.7
Other non-operating expense	(196)	(148)	(3,140)	(191)	(323)	(11.1)

Income before income tax(1)	14,278	19,628	6,524	10,213	6,390	219.3
Income tax expense	(949)	(2,139)	(210)	(1,423)	(763)	(26.2)

Income from continuing operations	13,329	17,489	6,314	8,790	5,627	193.1

Cumulative effects of changes in accounting principles	—	—	—	—	—	—
Net income(1)(2)	13,329	17,489	6,314	8,790	5,627	193.1

Earnings per share(3)
Basic	4.63	5.66	2.03	2.82	1.81	0.06
Diluted	4.36	5.63	2.01	2.80	1.80	0.06
Shares used in per share calculation (average, as adjusted)(2)
Basic	2,873	3,092	3,115	3,116	3,116	3,116

	Years Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Diluted	3,066	3,115	3,139	3,138	3,133	3,133
Earnings per ADS(3)
Basic	23.15	28.30	10.15	14.10	9.05	0.31
Diluted	21.80	28.15	10.05	14.00	9.00	0.31
Dividends per share(4)	2.62	3.55	4.60	1.80	2.58	0.09
ADSs used in per ADS calculation (average, as adjusted)(3)
Basic	575	618	623	623	623	623
Diluted	613	623	628	628	627	627
U.S. GAAP
Net operating revenues	57,126	66,177	62,403	59,295	63,857	2,191.4
Operating Income	10,292	12,534	7,363	8,128	6,368	218.5
Income before income tax	9,379	15,214	4,661	10,199	6,382	219.0
Income tax expense	(966)	(2,115)	(267)	(1,444)	(785)	(26.9)
Income from continuing operations	8,413	13,099	4,394	8,755	5,597	192.1
Net income	8,413	13,099	4,394	8,755	5,597	192.1
Earnings per share(5)
Basic	3.02	4.33	1.42	2.81	1.80	0.06
Diluted	3.01	4.32	1.42	2.81	1.80	0.06
Shares used in per share calculation (average, as adjusted)(5)
Basic	2,783	3,026	3,089	3,116	3,116	3,116
Diluted	2,798	3,032	3,103	3,116	3,116	3,116
Earnings per ADS
Basic	15.10	21.65	7.10	14.05	9.00	0.31
Diluted	15.05	21.60	7.10	14.05	9.00	0.31
ADSs used in per ADS calculation (average, as adjusted)(5)
Basic	557	605	618	623	623	623
Diluted	560	606	621	623	623	623

Other Data:
R.O.C. GAAP
Capital expenditures	11,039	12,151	10,048	5,303	15,321	525.8
Depreciation and amortization	7,294	8,169	9,432	8,954	8,913	305.9
Dividends declared per share	3.55	4.60	1.80	2.58	1.62	0.06

	As of December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$(6)
	(in millions, except earnings or dividends per share and per ADS data)
Balance Sheet Data:
R.O.C. GAAP
Cash and cash equivalents	14,731	22,625	18,841	19,615	15,519	532.6
Working capital	18,741	26,363	18,481	20,978	14,648	502.7
Total assets	78,991	85,773	73,380	78,311	82,557	2,833.1
Short-term debt and current portion of long-term debt	446	529	1,404	225	1,461	50.1
Long-term debt	5,801	2,996	2,248	—	4,368	149.9
Total liabilities	16,055	16,865	14,066	15,229	21,261	729.6
Capital stock	28,878	30,734	31,526	31,164	31,164	1,069.5
Total stockholders’ equity	62,936	68,908	59,314	63,081	61,296	2,103.5
U.S. GAAP
Total assets	83,770	90,836	78,365	83,357	87,608	3,006.5
Total liabilities	18,911	19,140	14,448	15,899	21,988	754.6
Total stockholders’ equity	64,859	71,696	63,917	67,458	65,620	2,251.9

(1)	We recognized investment income of NT$1,125 million for the year ended December 31, 2006 and NT$246 million for the period between January 1, 2007 and March 27, 2007 from ChipMOS Taiwan’s financial results. In 2006 and 2007, our investment incomes under U.S. GAAP from ChipMOS Taiwan were NT$1,045 million and NT$253 million, respectively.

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

(2)	We did not have minority interest in 2006, 2007, 2008, 2009 and 2010. Therefore, no such information is presented separately in this table.
(3)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses for 2006 and 2007.
(4)	Adjusted to reflect 93,876,060 shares, 77,892,337 shares, nil shares and nil shares distributed as stock dividends and employee stock bonuses in 2007, 2008, 2009 and 2010, respectively, with respect to the earnings of 2006, 2007, 2008 and 2009.
(5)	Retroactively adjusted for all subsequent stock dividends only.
(6)	Amounts translated for convenience at NT$29.14 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010.
(7)	Certain accounts in the consolidated financial statements for the years of 2006, 2007 and 2008 have been reclassified to conform to the 2009 consolidated financial statement presentation due to the adoption of R.O.C. SFAS No. 10 “Accounting for Inventories” effective January 1, 2009.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$29.14 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
October	30.82	31.30	30.42	30.60
November	30.32	30.52	30.12	30.47
December	29.90	30.37	29.14	29.14
2011 (through April 15, 2011)	29.30	29.76	28.78	29.04
January	29.11	29.36	28.98	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April (through April 15, 2011)	29.07	29.31	28.92	29.04

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Financial Condition and Business

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition

The systemic economic and financial crisis in 2008 and 2009 that affected global businesses including the banking and financial sectors also had an impact on the semiconductor markets. The turmoil in global markets in 2008 resulted in sharp declines in demand for our semiconductor packaging and testing services from which we generate our revenues. The global economy has been slowly recovering since the end of 2009. However, in light of the recent European debt crisis, the global economy is still uncertain and may continue to deteriorate in the future. There were, and could be in the future, domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in service delays, inability of customers to obtain credit to finance purchases of our services, customer insolvencies, weak consumer confidence, diminished consumer and business spending and asset depreciation negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

We plan to continue to closely monitor the market and enhance our internal risk control procedures, as well as implement prudent, efficient and flexible business practices. We believe that such measures may help us to mitigate our exposure to any systemic economic and financial crisis.

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

•

changes in our mix of manufacturing services or our customers’ preferences. When we discontinue or add manufacturing service or when our customers’ demand changes, our operating results usually fluctuate.

•

changes in capacity utilization. When capacity utilization is low, such as in times of market downturns, we may need to adjust our mix of manufacturing services to respond to changes in demand and to adjust our prices sufficiently enough to maintain the level of our capacity utilization.

Moreover, the substrate packaging which uses higher-cost raw materials has caused the costs of production for semiconductor packaging to rise significantly. If our revenues do not grow and we are unable to reduce our expenses, our profitability will suffer.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

From 2005 to the third quarter of 2008, we maintained relatively high capacity utilization rates due to relatively high demand for our manufacturing services. However, since the fourth quarter of 2008, demand decline in the semiconductor industry has adversely affected our capacity utilization and profitability and we cannot assure you that we will be able to achieve or sustain a high utilization rate in the future. Although demand in the semiconductor industry began recovering in the third quarter of 2009 and continued to increase in 2010, any general downturn in the semiconductor industry would harm our capacity utilization, and as a result may adversely affect our profitability and results of operations in the future.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2008, 2009 and 2010, 56.6%, 60.0% and 56.4% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2010, our largest customer accounted for 10.0% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.

If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our services strategy

We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund such equipment and facilities expansions. We periodically review and adjust our capital expenditure plans to address our expectation of demand for our services and prevailing industry trends. The growing demand for our manufacturing services has and will continue to require significant capital expenditures on packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. In addition, we may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors, including demand for our manufacturing services and availability of equipment and whether or when the market will recover. In addition, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing, which could have a material adverse effect on our business and results of operations.

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our manufacturing services, which would seriously harm our business

The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the PRC, where demand is expected to grow for our manufacturing services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we do, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

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

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2010, the spot price of gold fluctuated from a low of approximately US$1,062.6 per ounce to a high of approximately US$1,422.9 per ounce. The increase in the price of gold wire resulted in the decrease in our gross margin in 2010. To the extent we are not able to offset any increases in our raw material costs, our gross margins may be adversely impacted.

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

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce liquid waste and solid waste, which are regulated by the government. For example, liquid waste is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Liquid waste is also produced when lead-frames are plated with solder and cleansed with water after wafer chips are bonded onto them and capsulated by mold resin. Moreover, excess materials between leads of lead-frames are removed in the trim and form process. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean up costs.

We and our customers and suppliers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may seriously harm our manufacturing services

Our operations and those of our customers and suppliers are particularly vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. We cannot guarantee that future earthquakes will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from earthquakes will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient. In March 2011, Japan was struck by a 9.0-magnitude earthquake. Although the earthquake together with the resulting tsunami and radiation leak at the Fukushima nuclear power plant have not had an immediate direct impact on our operations, we cannot assure you that these events will not have any subsequent adverse effect on our industry. The extent of existing and potential future radiation release from the Fukushima nuclear power plant is still in flux and coupled with potential aftershocks from the earthquake, may result in future additional adverse effects on our facilities and operations and those of our customers and suppliers. In particular, our supply chain may be adversely affected as the production facilities of some suppliers to our suppliers are located in Japan. Disruptions or delays in our supply chain may result in shortages of components we utilize which may in turn affect our ability to successfully perform our semiconductor packaging, testing and manufacturing services. Any failure on our part to provide our services to customers may have an adverse effect on our financial condition and results of operations.

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

Climate change, other environmental concerns and green initiatives present commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors. Customers may request us to provide information on a particular product’s carbon footprint, which is expressed in terms of the carbon dioxide emission from our manufacture of a product. If we are unable to provide the requested information to customers, or if we provide a higher carbon footprint figure than customers expect, we may also lose market share, which may have an adverse affect on our financial condition and results of operations.

Further, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as our facilities are located on Taiwan, which is an island. For example, transportation suspension caused by extreme weather conditions could harm the delivery of our supplies and the distribution of our products. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2008, 2009 and 2010, sales to our overseas customers accounted for 66.3%, 66.1% and 67.9%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

Our financial statements are prepared under R.O.C. GAAP, which differ in many respects from U.S. GAAP. Year-to-year comparison of our financial results under R.O.C. GAAP may significantly differ from year-to-year comparison under U.S. GAAP. Largely as a result of the differences in accounting for employee bonuses for 2008 and 10% tax on undistributed earnings for 2009 and 2010, our net incomes in 2008, 2009 and 2010 under U.S. GAAP were NT$4,394 million, NT$8,755 million and NT$5,597 million (US$192.1 million), respectively, as compared to net income under R.O.C. GAAP of NT$6,314 million, NT$8,790 million and NT$5,627 million (US$193.1 million), respectively.

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

We rely on technology provided by third parties

We rely on certain technologies that we have obtained through alliances or licenses. For example, we have licensed from Freescale Semiconductor Inc., or Freescale, formerly part of Motorola, Inc., or Motorola, the technology for ball grid array. We make royalty payments to Freescale and have the license to use this technology until December 2015. We also implement new package technologies by entering into technology alliances and by licensing package technologies from certain technology companies. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us after these licensing agreements expire, or at all. In the event that we are unable to license such advanced technologies from the third parties, we may be required to develop designed around technologies internally. There can be no assurance that we will be able to develop such technologies internally.

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

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art, and part of the asserted patent claims have been confirmed by the PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences. Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. We are vigorously defending against Tessera’s allegations. If the Tessera disputes are not resolved in our favor, we may be forced to pay significant monetary damages, which could have a material adverse effect on our business and results of operations. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”

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

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2010, the Taiwan Stock Exchange Index peaked at 8,972.50 on December 31, 2010 and reached a low of 7,071.67 on June 9, 2010. From January 1, 2010 to December 31, 2010, daily closing values of our shares ranged from NT$28.45 per share to NT$47.70 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the sub-prime crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2010. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 4,274.67.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2010, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$32.43 per US$1.00 to a low of NT$29.14 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

Any future outbreak of contagious diseases may materially and adversely affect our manufacturing services and operations, as well as our financial condition and results of operations

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome, H1N1 swine influenza or avian influenza, may disrupt our ability to adequately staff our manufacturing services, and may generally disrupt our operations. In 2009, there were reports of outbreaks of a new influenza caused by the H1N1 swine influenza virus in certain regions of Asia (including Taiwan), the US and Europe. The World Health Organization had raised the level of pandemic alert to indicate a significant increase in risk of H1N1 swine influenza. Although the world is now in the post-pandemic period, H1N1 swine influenza is expected to continue to circulate as a seasonal virus for some years to come. An outbreak of influenza on the human population could result in a widespread health crisis which could adversely affect the economies and financial markets of many countries, particularly in Asia. There is no guarantee that any future outbreak of contagious diseases or the measures taken by various countries of the world in response to a future outbreak of contagious diseases will not seriously interrupt our operations or those of our suppliers and customers. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Our future tax obligations may adversely affect our profitability

The Amendments of the Income Tax Law promulgated on May 27, 2009 reduced the income tax rate for profit-seeking enterprises from 25% to 20%, which is effective from January 1, 2010. However, the corporate income tax rate is further reduced from 20% to 17%, which is effective from January 1, 2010, based on the Amendments of the Income Tax Law promulgated on June 15, 2010. In addition, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Any reduction or elimination of our preferential tax benefits would increase our tax obligations and could have an adverse effect on our results of operations.

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

Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Following the removal of the U.S. dollar peg, the Renminbi appreciated 20.3% against the U.S. dollar between July 21, 2005 and December 31, 2010. Although it is difficult to predict how this new policy may impact the Renminbi exchange rates, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

An increase in labor costs may undermine our cost competitiveness, erode our profitability and thus affect our financial performance

We, along with our suppliers and customers, rely on our workers in our various manufacturing facilities. Labor costs in the various countries where we have manufacturing facilities may increase as those countries develop and have populations that are more affluent. For example, recent labor strikes by factory workers agitating for higher wages have occurred in China. We have been adjusting the wages of our workers in line with market conditions. In addition, increased labor costs of our suppliers could be passed along to us.

These increases in labor cost may undermine our cost competitiveness, erode our profitability and materially harm our business, financial condition and results of operations.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2010, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2011 or any future taxable year. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the R.O.C. Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw. Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in PRC, a wholly-owned subsidiary to provide assembling and testing service in Suzhou, China. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., in order to simplify our investment structure and reduce management costs. In November 2009, we acquired a factory and its adjacent facility at a price of NT$1,780 million from Powerchip Semiconductor Corporation for capacity expansion.

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

For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures”.

B. Business Overview

Our Business

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including substrate packages and lead-frame packages, as well as testing for logic, mixed signal and embedded memory devices. We also offer our customers turnkey service, from packaging and testing to shipment service.

We provide packaging and testing services to more than 100 customers worldwide. For 2010, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer Integrated Circuits (ICs) and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.

The manufacturing services we offer are customized to the needs of our individual customers. In 2010, 84.8% of our net operating revenues were from packaging services and 15.2% of our net operating revenues were from testing and other services. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2008		2009		2010
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	31,243	50.1	30,242	51.0	32,816	51.4
Lead-frame base packages	18,473	29.6	18,235	30.8	18,793	29.4
Other packages	4,064	6.5	2,880	4.8	2,531	4.0
Total packaging revenues	53,780	86.2	51,357	86.6	54,140	84.8
Testing and other revenues	8,623	13.8	7,938	13.4	9,717	15.2
Total net operating revenues	62,403	100.0	59,295	100.0	63,857	100.0

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

Because our services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. Therefore, our operations are subject to seasonal effects.

Our Packaging Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips) and flip-chip ball grid array packages, together with lead-frame packages. Our flip-chip ball grid array packages are based on the Flex-On-Cap wafer bumping and redistribution technologies. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame by die-attached material. Substrate or leads on the lead-frame are then connected by extremely fine gold wires to the input/output terminals on the chip, using machines called wire bonders. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing. To complete the packaging process, excess molding compound is eliminated from the packaged semiconductor chip and the leads are trimmed and formed into various shapes.

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

In order to reduce the impact from fluctuations in the price of gold wire, we have also been improving our manufacturing process to reduce the diameters of the gold wire used. In addition, we have developed and currently offer copper wire bonding processes to replace conventional processes based on gold wire. Copper wire bonding processes has gained popularity recently due to the fact that copper prices do not fluctuate as widely as gold prices. Presently, copper wire bonding is running at a high growth stage of production for lead-frame and substrate packaging.

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

Final Testing. We provide final testing services for a wide variety of logic and mixed signal and RF ICs packages, Memory card and other IC packages, including complex and high-performance ICs, as well as lower-performance ones. High-performance products include personal computer-related components such as CPU chipsets and graphic processors, while major lower-performance products include ICs used in consumer electronics products.

Other Testing Services. In addition to wafer probing and final testing services described above, we also provide “system-level testing” service for testing products on motherboards, “lead/ball scanner” service to screen out abnormal products, including bent lead or ball defective devices, so as to prevent them from being shipped to the end customers, “marking” service to specify the unique customer logo and batch identification on products and “tape and reel” service to packaging devices into one complete reel for surface mount operation.

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2008, 2009 and 2010, 56.6%, 60.0% and 56.4% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2010, our top two customers provided approximately 10.0% and 9.9%, respectively, of our net operating revenues. Our representative customers as of December 31, 2010 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc.

Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry-leading customers help us further develop their technologies and position us to benefit from the high unit volumes of these major semiconductor customers.

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2008		2009		2010
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

U.S. and Canada	32,300	51.8	29,875	50.4	31,324	49.1
Taiwan	21,021	33.7	20,098	33.9	20,512	32.1
Others(1)	9,082	14.5	9,322	15.7	12,021	18.8

Total	62,403	100.0	59,295	100.0	63,857	100.0

(1)	Include primarily Singapore, Germany and Korea.

Sales from outside of Taiwan accounted for 66.3%, 66.1% and 67.9% of our net operating revenues in 2008, 2009 and 2010, respectively. We primarily target U.S. and Canadian semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our U.S. and Canadian customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our U.S. customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe to increase sales to these two areas.

We believe we have benefited from our location in Taiwan where outsourced semiconductor manufacturing infrastructure is well established. Our long-term relationships with two of the world’s largest independent wafer foundries are important to the continued growth of our services. A very large portion of the semiconductor devices we package and test is manufactured in Taiwan’s leading wafer foundries. As these wafer foundries grow, we expect that their demand for our services will continue to grow. Moreover, we believe that we can leverage these relationships to jointly market seamless outsourced semiconductor manufacturing services from design to drop shipment and remain at the forefront in semiconductor technology. We also believe that our close proximity and close relationships to wafer foundries enable our customers to more efficiently manage their supply chains and find comprehensive solutions to their semiconductor needs.

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

In addition, packaging and testing service customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations and production processes. The qualification process can take many weeks. Due to this lengthy qualification process, we believe that semiconductor manufacturers are generally reluctant to switch semiconductor packaging and testing companies once these companies have been qualified. For test qualification, after we are qualified by a customer and before the customer delivers wafers to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks but can take longer depending on the requirements of the customer.

Sales and Marketing

Our sales and marketing strategy is focused on providing high-quality semiconductor device packaging and testing services, consistent on-time delivery and competitive pricing. We believe that this strategy is best implemented by servicing a select number of customers whom we consider to have a high level of anticipated growth. We cooperate with these customers to achieve their best needs.

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

Our sales and marketing efforts are carried out by our sales team in Taichung and Hsinchu among many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with offices in San Jose and Huntington Beach, California, Tempe, Arizona and Lewisville, Texas, which facilitate communications and maintain relationships with companies headquartered in North America. We also have established our Japan office in Tokyo and Europe office in Germany to give our customers support in closer proximity.

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

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% in 2010. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to substrates or lead-frames.

As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.

Research and Development

We focus our research and development efforts on developing advanced packaging technologies, developing testing services and improving the efficiency and capabilities of our production process technologies. We concentrate on addressing our customers’ need for innovative packages, increased performance and lower cost.

Our packaging technologies development includes:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancing the electrical, thermal and reliability performance of semiconductor device packages;

•	increasing packaging yield, shortening production cycle times; and

•	investigating the use of new or replacement raw materials with lower cost.

Our key areas for research and development are:

•	lead-frame and substrate packaging;

•	advanced flip chip packaging;

•	copper pillar bumping and packaging;

•	integrated passive devices (IPD);

•	System in Package (SiP) design and process technologies;

•	wafer level micro-electromechanical system (MEMS) packaging;

•	Through Silicon Via technology;

•	Wafer Level Fan Out technology;

•	vertical connection interconnection technology.

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2008, 2009 and 2010, our research and development expenses amounted to NT$1,383 million, NT$1,276 million and NT$1,538 million (US$52.8 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2010, the spot price of gold fluctuated from a low of approximately US$1,062.6 per ounce to a high of approximately US$1,422.9 per ounce. The volatility in the price of gold wire resulted in decrease in our gross margin in 2010 compared to 2009. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameter of the gold wire used. In addition, we are continuing to develop copper wire bonding processes. Our major suppliers of raw materials, which include Chang Wah Electromaterials Inc., MK ELECTRON CO., LTD., Nanya Printed Circuit Board Corp., Unimicron Technology Corp., Sumitomo Metal Mining Asia Pacific Pte Ltd., and Sumitomo Bakelite (Taiwan) Co., Ltd., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2008, 2009 and 2010, our raw material costs were 54.9%, 56.1% and 56.9%, respectively, of cost of goods sold.

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

As of December 31, 2010, we operated 5,260 wire bonders and 266 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,052 wire bonders and 56 testers in the PRC. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•

On December 1, 2009, one of our investees, Phoenix Precision Technology Corporation, or PPT, merged with Unimicron Technology Corporation, or Unimicron, a supplier of semiconductor raw materials, including substrates. Unimicron was the surviving entity and PPT was dissolved. Each common share of PPT was converted into 0.628 common shares of Unimicron. The common shares of PPT held by us were converted to common shares Unimicron. As of December 31, 2010, we held a 4.94% equity interest in Unimicron.

•

ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2010, we held a 11.01% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company.

•

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into an equipment purchase / sales agreement with ChipMOS Technologies Inc., or ChipMOS Taiwan, to sell certain equipment to ChipMOS Taiwan for an aggregate consideration of NT$1,631 million. The aggregate consideration was determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as negotiations between us and ChipMOS Taiwan. Under the terms of the equipment purchase agreement, we commit not to purchase DRAM testers and LCD driver assembly and test equipment for five years from February 26, 2010. The equipment was transferred to ChipMOS Taiwan in four installments, the last one of which was completed in August 2010.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into a share purchase / sales agreement with ChipMOS Bermuda to purchase 133,000,000 common shares of ChipMOS Taiwan, for an aggregate consideration of NT$1,631 million. ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. The share purchase represents approximately 15.77% of the outstanding shares of ChipMOS Taiwan. The aggregate consideration was determined based on the valuation report provided by Horizon Securities Ltd. as well as negotiations between us and ChipMOS Bermuda.

•

In order to enhance our assembly-related techniques, we purchased preferred stock of Vertical Circuits, Inc. (VCI) for US$5 million in December 2010. Our percentage of ownership in VCI is approximately 30.69%.

Intellectual Property

As of December 31, 2010, we held 321 Taiwan patents, 314 U.S. patents and 75 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2010, we also had a total of 60 pending patent applications in the United States, 118 in Taiwan and 46 in the PRC. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

We have licensed from Freescale, formerly part of Motorola prior to April 2004, the technology for ball grid array packages. This license will expire in December 2015.

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

Our ongoing royalty expenses to license intellectual property were immaterial compared to our revenues in any of the years ended December 31, 2008, 2009 and 2010.

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

To mitigate environmental claims, we maintain pollution control facilities in good conditions at all of our factories. We have installed various types of pollution control equipment dedicated to different properties of pollutants for the best treatment of gaseous waste and waste water in our facilities. As part of our pollution control programs, we also subcontract certain waste disposal and recycling work to suppliers who are qualified by the Environmental Protection Administration. Furthermore, we also actively monitor any changes in the international environmental requirements in the electronic and semiconductor industries in order to respond quickly to such changes. We believe that we are in compliance with the applicable environmental requirements of semiconductor industries and regulations in Taiwan in all respects.

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

We also have taken various energy saving and carbon reduction measures to reduce our green house gas emissions. Since 2005, we have conducted annual green house gas emission inventories. We also have been disclosing through the Carbon Disclosure Project since 2007. In 2010, we completed our green house gas inventory and verification of all factories and dormitories in Taiwan according to the ISO 14064-1 standard.

Insurance

We have insurance policies covering physical damage to buildings, equipment and inventories caused by natural disasters and other perils, and the loss of gross profit caused by the insured perils. We also insure ordinary transit and transportation risks for delivery of our inventories and products.

There is an emergency response team in place capable of responding to situations on a real time basis in order to prevent or minimize the possibility of loss to personnel or our facilities, equipment, machinery and inventories.

We have directors and officers liability insurance in place to cover losses that a director or officer becomes legally obligated to pay on account of a claim made against that director or officer from an alleged or actual wrongful act committed in an executive capacity.

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$10,048 million, NT$5,303 million and NT$15,321 million, (US$525.8million) in 2008, 2009 and 2010, respectively. Our initial budget for capital expenditures for 2011 is approximately NT$12,611 million (US$432.8 million), which is mostly funded from our retained earnings. We expect our capital expenditures in 2011 will primarily consist of purchasing equipment, improving our facilities and constructing new plants. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	(in millions)
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
Equipment purchases	8,587	3,561	12,347	423.7
Land and building construction and purchases	1,461	1,742	2,974	102.1

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

In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art and part of the asserted patent claims have been confirmed by the PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences.

Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Technologies — Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive.

C. Organizational Structure

The following table sets forth certain information as of December 31, 2010 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4	(1)	100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3	(1)	100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2	(1)	100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	130.0	(2)	100.00%

(1)	Aggregate par value of all issued shares.
(2)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2010.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities	Hsinchu, Taiwan	US$	1.1	(1)	11.01%
Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Taoyuan, Taiwan	NT$	15,474	(1)	4.94%
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits.	Hsinchu, Taiwan	NT$	8,429	(1)	11.04%
Hsieh Yong Capital Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	7,631	(1)	7.58%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(2)	4.00%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property	Scotts Valley, CA, USA	US$	0.005	(1)	30.69%

(1)	Aggregate par value of all issued shares.
(2)	Contributed capital.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. In 2009, we completed the expansion of the DF and HS facilities and began construction of plant C in Changhua in December 2009 and expect to complete the construction in April 2011. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2010.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		5,260 wire bonders and 266 testers(3)
CS Facility II	Taichung, Taiwan	141,000	47,000
HS Facility III	Hsinchu, Taiwan	95,000	26,500	(2)
CH Facility IV	Changhua, Taiwan	58,000	42,000
SZ Facility V	Suzhou, China	74,000	148,500	(2)	1,052 wire bonders and 56 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, HS Facility III and CH Facility IV.

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

A. Operating Results

Overview

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced substrate packages such as flip-chip ball grid packages, together with lead-frame packages, and testing services for logic, mixed signal and embedded memory devices. We also offer our customers complete turnkey solutions, including packaging, testing and drop shipment service.

We recorded operating income of NT$8,946 million, NT$8,143 million and NT$6,376 million, (US$218.8 million) in 2008, 2009 and 2010 respectively. Decreases in our operating income for 2010 compared to 2008 and 2009 were mainly attributable to a higher cost of goods sold in 2010 due to an increase in cost of raw material. Therefore, our gross margin for 2010 decreased compared to 2008 and 2009.

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

General Factors Affecting Our Results of Operations

A general factor affecting our results of operations is the global economy and conditions in the financial and credit markets. In 2010, the global economy and conditions in the financial and credit markets has moved steadily toward recovery. In addition, new consumer electronics products, such as tablet PCs, smartphones, cloud computing products and the latest processors, have created demand for our services. However, the European debt crisis in the second half of 2010 impeded the momentum of global economy recovery, and we experienced a flat season in place of the traditional peak season for the industry.

In addition, our results of operating were also impacted by the increase in gold prices, the time-consuming process of copper wire bonding, the appreciation of the New Taiwan Dollar, and rising wage levels.

Consolidation

For 2008, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., hence reducing the number of our consolidated subsidiaries to four. Upon adoption of the Order of the Financial Supervisory Commission, Executive Yuan No. 0930154140 in January 2005, we were required to prepare consolidated financial statements pursuant to R.O.C. SFAS No. 7 on a semiannual basis. However, the Commission released the Order No. 0960064020 in November 2007, which requires us to prepare consolidated financial statements on a quarterly basis commencing January 2008.

Transactions with ChipMOS Taiwan and ChipMOS Bermuda

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into an equipment purchase / sales agreement with ChipMOS Taiwan, to sell certain equipment to ChipMOS Taiwan for an aggregate consideration of NT$1,631 million. The aggregate consideration was determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as negotiations between us and ChipMOS Taiwan. Under the terms of the equipment purchase agreement, we commit not to purchase DRAM testers and LCD driver assembly and test equipment for five years from February 26, 2010. The equipment was transferred to ChipMOS Taiwan in four installments, the last one of which was completed in August 2010. As of December 31, 2010, we received proceeds amounting to NT$1,141 million.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into a share purchase / sales agreement with ChipMOS Bermuda to purchase 133,000,000 common shares of ChipMOS Taiwan, for an aggregate consideration of NT$1,631 million. ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. The share purchase represents approximately 15.77% of the outstanding shares of ChipMOS Taiwan. The aggregate consideration was determined based on the valuation report provided by Horizon Securities Ltd. as well as negotiations between us and ChipMOS Bermuda. As of December 31, 2010, we have acquired 99,750,000 shares of ChipMOS Taiwan and paid NT$1,141 million according to the agreements.

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

	Years Ended December 31,
	2008		2009		2010
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

Substrate base packages	31,243	50.1	30,242	51.0	32,816	51.4
Lead-frame base packages	18,473	29.6	18,235	30.8	18,793	29.4
Other packages	4,064	6.5	2,880	4.8	2,531	4.0
Total packaging revenues	53,780	86.2	51,357	86.6	54,140	84.8
Testing and other revenues	8,623	13.8	7,938	13.4	9,717	15.2
Total net operating revenues	62,403	100.0	59,295	100.0	63,857	100.0

Expansion and Utilization Rate

As we continue to expand our capacity in order to meet increasing demand from our customers, the number of our wire bonders and testers increased to 5,176 and 381, respectively, as of December 31, 2008, 5,613 and 401, respectively, as of December 31, 2009 and 6,312 and 322, respectively, as of December 31, 2010.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible packaging equipment for use in the production of different packages and by utilizing our test equipment also for probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 82%, 95% and 91% in 2008, 2009 and 2010, respectively.

Applications of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with R.O.C. GAAP. R.O.C. GAAP varies in certain significant respects from U.S. GAAP. These differences and their effects on our financial statements are described in note 31 to our audited consolidated financial statements included in this annual report. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory reserves, deferred tax asset valuation allowance, employee bonuses, impairment of long-lived assets and equity investments, and goodwill impairment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions.

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

Inventories are recorded at cost when acquired under a perpetual inventory system. Cost is determined using the weighted–average method. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary. Prior to January 1, 2009, inventories were stated by category at the lower of aggregate cost or market value and total inventory approach as of the balance sheet date. Effective January 1, 2009, inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

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

In 2008, 2009 and 2010, we recognized an impairment charge of NT$43 million, NT$74 million and NT$118 million, (US$4.0 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2008, 2009 and 2010.

Impairment of Equity Investments

We evaluate quarterly our equity investments for impairment due to declines in the fair value that are considered other than temporary under R.O.C. GAAP. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. In the event of a determination that a decline in fair value is other than temporary, loss is recognized in the current year’s income. The evaluation of whether a decline in fair value is other than temporary requires considerable management judgment. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.

Provision for Income Taxes and Deferred Tax Asset Valuation Allowances

As of December 31, 2010, we had approximately NT$1,661 million (US$57.0 million) of net deferred income tax assets related principally to investment tax credits that expire at various dates through 2014, the unrealized loss on idle assets and loss carryforwards. Valuation allowance was provided to reduce the deferred income tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

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

Goodwill

Goodwill arising from business combination is recognized under U.S. GAAP as the difference between the fair value of shares issued or other consideration and the fair value of net assets acquired. ASC Topic 350, Intangibles – Goodwill and Other, or ASC Topic 350, requires that we perform an impairment review, at the “reporting unit” level, at least annually thereafter. Since we operate on an integrated basis, we have only one reporting unit. Based on the comparison of the fair value and carrying value of our company, we concluded that goodwill was not impaired as of December 31, 2010.

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

Taxation

The corporate income tax rate has been reduced from 25% to 17% since January 1, 2010. Therefore, the corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2004. These tax exemptions resulted in tax savings of approximately NT$826 million, NT$307 million and NT$120 million (US$4.1 million) in 2008, 2009 and 2010, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$858 million and NT$863 million and NT$252 million (US$8.6 million) in 2008, 2009 and 2010, respectively. In 2008, 2009 and 2010, our effective income tax rates were 12.50%, 12.50% and 11.30%, respectively.

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

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2008	2009	2010
	%	%	%
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	79.3	80.7	84.6

Gross profit	20.7	19.3	15.4

Operating expenses:
Selling expenses	1.5	1.1	0.6
General and administrative expenses	2.7	2.4	2.4
Research and development expenses	2.2	2.1	2.4

Operating expenses	6.4	5.6	5.4

Operating income	14.3	13.7	10.0

Investment income	—	—	—
Net non-operating (loss) income	(3.9)	3.5	—
Income before income tax	10.4	17.2	10.0
Income tax expense	(0.3)	(2.4)	(1.2)

Net income	10.1	14.8	8.8

The Year ended December 31, 2010 compared to the Year Ended December 31, 2009

Net operating revenues. Net operating revenues increased by 7.7% from NT$59,295 million in 2009 to NT$63,857 million (US$2,191.4 million) in 2010. Since a substantial portion of our sales are denominated in U.S. dollars, our operating revenues in 2010 were affected by the depreciation in the foreign currency exchange rate of the U.S. dollar against N.T. dollar, which is our reporting currency. However, because of the strong recovery of the global economy, which boosted business spending and consumer confidence, our overall net operating revenues in 2010 increased compared the net operating revenues in 2009.

Substrate base package sales increased by 8.5% from NT$30,242 million in 2009 to NT$32,816 million (US$1,126.1 million) in 2010. The increase in substrate base package sales was due to an increase in demand. In 2010, substrate base package accounted for 51.4% of our net operating revenues, up from 51.0% in 2009.

Lead-frame base package sales increased by 3.1% from NT$18,235 million in 2009 to NT$18,793 million (US$644.9 million) in 2010. The increase in lead-frame base package sales was attributable to the increase in demand. In 2010, lead-frame base package accounted for 29.4% of our net operating revenues, down from 30.8% in 2009.

Gross profit and gross margin. Our gross profit decreased by 14.2% from NT$11,443 million in 2009 to NT$9,816 million (US$336.9 million) in 2010 mainly due to the increase of cost of goods sold. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 19.3% in 2009 to 15.4% in 2010. Our cost of goods sold increased by 12.9% from NT$47,852 in 2009 to NT$54,041 million (US$1,854.5 million) in 2010 primarily because of surging price of gold wire.

Operating expenses. Operating expenses increased by 4.2% from NT$3,300 million in 2009 to NT$3,440 million (US$118.1 million) in 2010. Operating expenses as a percentage of net operating revenues was 5.6% and 5.4% in 2009 and 2010, respectively.

Selling expenses. Selling expenses decreased by NT$230 million between these two years mainly due to reversal of bad debt upon receipt of payment for overdue invoices. The net amount of reversal of bad debt in 2010 was NT$261 million.

General and administrative expenses. General and administrative expenses increased by NT$108 million between these two years mainly due to increase in salary expenses.

Research and development expenses. Research and development expenses increased by NT$262 million between these two years mainly due to increase in salary expenses.

Operating income and operating margin. We recorded an operating income of NT$8,143 million and an operating margin of 13.7% (operating income as a percentage of net operating revenues) in 2009 and generated operating income of NT$6,376 million (US$218.8 million) and operating margin of 10.0% in 2010. The decrease in operating margin was primarily due to increase in our cost of goods sold in 2010.

Net non-operating income. Our net non-operating income decreased from NT$2,070 million in 2009 to NT$14 million (US$0.5 million) in 2010. The decrease in net non-operating income was primarily due to a gain on disposal of investments of NT$1,948 million recognized in 2009.

Income tax expense. We recognized an income tax expense of NT$1,423 million in 2009 and NT$763 million (US$26.2 million) in 2010 primarily due to the decrease of taxable income and change of corporate income tax rate from 25% to 17%.

Net income. As a result of the factors discussed above, our net income decreased from NT$8,790 million in 2009 to NT$5,627 million (US$193.1 million) in 2010.

The Year ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net operating revenues. Net operating revenues decreased by 5.0% from NT$62,403 million in 2008 to NT$59,295 million in 2009. Our sales revenue decreased by 5.0% in 2009 compared to 2008 because of an overall reduction in demand due to the global economic recession.

Net operating revenues from our packaging business decreased by 4.5% from 2008 to 2009. Such decrease was primarily due to the impact from the global financial crisis, where the tightening of commercial spending and of capital and credit availability and declining consumer confidence has resulted in reduction in demand and a general industry downturn.

Substrate base package sales decreased by 3.2% from NT$31,243 million in 2008 to NT$30,242 million in 2009. The deteriorating worldwide economic conditions lead to an overall decrease in demand, which resulted in decline in revenues for the substrate base packages. In 2009, substrate base package accounted for 51.0% of our net operating revenues, up from 50.1% in 2008.

Lead-frame base package sales decreased by 1.3% from NT$18,473 million in 2008 to NT$18,235 million in 2009. The decrease in lead-frame base package sales was attributable to the decline in demand due to the global financial crisis. In 2009, lead-frame base package accounted for 30.8% of our net operating revenues, up from 29.6% in 2008.

Gross profit and gross margin. Our gross profit decreased by 11.6% from NT$12,949 million in 2008 to NT$11,443 million in 2009 mainly due to the decrease of net operating revenues. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 20.7% in 2008 to 19.3% in 2009. Our cost of goods sold decreased by 3.2% from NT$49,454 million in 2008 to NT$47,852 million in 2009.

Operating expenses. Operating expenses decrease by 17.6% from NT$4,003 million in 2008 to NT$3,300 million in 2009. Operating expenses as a percentage of net operating revenues was 6.4% and 5.6% in 2008 and 2009, respectively.

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

Operating income and operating margin. We recorded an operating income of NT$8,946 million and an operating margin of 14.3% (operating income as a percentage of net operating revenues) in 2008 and generated operating income of NT$8,143 million and operating margin of 13.7% in 2009. The decrease in operating margin was primarily due to reductions in our operating revenues in 2009.

Net non-operating (loss) income. Our net non-operating (loss) income increased from NT$(2,422) million in 2008 to NT$2,070 million in 2009. The increase in net non-operating income was primarily due to a gain on disposal of investments of NT$1,948 million recognized in 2009 and an impairment loss of NT$3,031 million recognized in 2008.

Income tax expense. We recognized an income tax expense of NT$211 million in 2008 and NT$1,423 million in 2009 primarily due to expiration of certain five-year income tax exemptions.

Net income. As a result of the factors discussed above, our net income increased from NT$6,314 million in 2008 to NT$8,790 million in 2009.

B. Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Liquidity

As of December 31, 2010, our primary source of liquidity was NT$15,519 million (US$532.6 million) of cash and cash equivalents. As of December 31, 2010, we had total availability under existing short-term lines of credit of NT$7,171 million (US$246.1 million) available from seven domestic and foreign financial institutions, of which NT$1,697 million (US$58.2 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$ 5,000 million and US$150 million for capacity expansion and working capital purposes. This facility is a long-term credit facility expiring in October 29, 2015. On November 5, 2010, we drew down NT$4,377 million (US$150.2 million) from this credit facility. As of December 31, 2010, we had short-term and long-term borrowings of NT$1,461 million (US$ 50.1 million) and NT$4,377 million (US$150.2 million), respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	21,605	15,492	14,407	494.4
Net cash used in investing activities	(10,555)	(5,621)	(16,083)	(551.9)
Net cash used in financing activities	(14,927)	(9,054)	(2,266)	(77.8)
Effect of exchange rate changes on cash	94	(43)	(154)	(5.3)

Net (decrease) increase in cash and cash equivalents	(3,783)	774	(4,096)	(140.6)

Net Cash Provided by Operating Activities

In 2010, net cash provided by operations was NT$14,407 million (US$494.4 million) compared to NT$15,492 million in 2009. The decrease in net cash provided by operating activities was primarily the result of decrease in net income in 2010.

In 2009, net cash provided by operations was NT$15,492 million compared to NT$21,605 million in 2008. The decrease in net cash provided by operating activities was primarily the result of a significant increase in accounts receivable. Our accounts receivable decreased by NT$3,611 million in 2008 and increased by NT$4,390 million in 2009, mainly due to increase in net operating revenue in the fourth quarter of 2009 compared to the same quarter in 2008.

Net Cash Used in Investing Activities

In 2010, cash used in investing activities was NT$16,083 million (US$551.9 million) compared to NT$5,621 million in 2009. The increase in net cash used in investing activities was primarily the result of increases in capital expenditures for property, plants and equipment in 2010. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2009 and 2010, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2009 and 2010, outstanding balances of prepayments for purchases of equipment amounted to NT$1,182 million and NT$4,127 million (US$141.6 million), respectively. We do not have any written options on non-financial assets.

In 2009, cash used in investing activities was NT$5,621 million compared to NT$10,555 million in 2008. The decrease in net cash used in investing activities was primarily the result of a significant decrease in cash used in the acquisition of property, plant and equipment in the amount of NT$5,303 million in 2009 compared to NT$10,048 million in 2008. As of December 31, 2008 and 2009, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2008 and 2009, outstanding balances of prepayments for purchases of equipment amounted to NT$652 million and NT$1,182 million, respectively.

Net Cash Used in Financing Activities

Net cash used in financing activities was NT$9,054 million and NT$2,266 million (US$77.8 million) in 2009 and 2010, respectively. In 2009, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$5,609 million and our repayment of long-term borrowings of NT$3,000 million. In 2010, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$8,040 million (US$275.9 million) and proceeds from long-term borrowings of NT$4,525 million (US$155.3 million) and increase in short-term borrowings of NT$ 1,249 million (US$42.9 million).

Net cash used in financing activities was NT$14,927 million and NT$9,054 million in 2008 and 2009, respectively. In 2008, net cash used in financing activities reflected primarily our payment of stockholders’ dividends and employees’ bonuses of NT$14,775 million in aggregate. In 2009, net cash used by financing activities reflected primarily our payment of stockholders’ dividends of NT$5,609 million and our repayment of long-term borrowings of NT$3,000 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2011 is approximately NT$12,611 million (US$432.8 million), which is mostly funded from our retained earnings. We expect that our capital expenditures in 2011 will primarily consist of purchasing equipment, improving our facilities and constructing new plants. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. We entered into a multiple-purpose credit facility led by Mega Bank in May 2006 in the aggregate principal amount of NT$7,000 million for the purposes of (i) refinancing certain of our long-term indebtedness and (ii) funding our capital expenditure. This facility is a mid-term credit facility expiring in May 2011. On June 26, 2009, we repaid the entire NT$3,000 million we have drawn from this credit facility and consequently this credit facility has been terminated. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$ 5,000 million and US$ 150 million for capacity expansion and working capital purposes. This facility is a long-term credit facility expiring on October 29 2015. On November 05, 2010, we drew down NT$4,377 million (US$150.2 million) from this credit facility.

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

Inflation/Deflation

The inflation rate in Taiwan was 3.53% in 2008, -0.87% in 2009 and 0.96% in 2010. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

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

Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under R.O.C. GAAP	6,314	8,790	5,627	193.1
U.S. GAAP adjustments:
Compensated absences	(2)	(15)	(8)	(0.3)
Compensation	(1,582)	—	—	—
Impairment on long-term investments	(280)	—	—	—
Defined benefit pension plan-net periodic pension cost	1	1	(1)	—
Total U.S. GAAP adjustments	(1,863)	(14)	(9)	(0.3)
Taxation effect	(56)	(21)	(21)	(0.7)

Net income under U.S. GAAP	4,393	8,755	5,597	192.1

Reconciliation of Consolidated Stockholders’ Equity

The following are the most significant differences between R.O.C. GAAP and U.S. GAAP as they relate to our net income and stockholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Total stockholders’ equity as reported under R.O.C. GAAP	59,314	63,081	61,296	2,103.5
U.S. GAAP adjustments:
Compensated absences	(58)	(73)	(81)	(2.8)
Compensation	—	—	—	—
Defined benefit pension plan	(172)	(363)	(386)	(13.3)
Acquisition of Siliconware Corporation	4,874	4,874	4,874	167.3
Taxation effect	(40)	(61)	(83)	(2.8)

Stockholders’ equity under U.S. GAAP	63,917	67,458	65,620	2,251.9

The following are the most significant differences between R.O.C. GAAP and U.S. GAAP as they relate to our net income and stockholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

Employee Bonuses

Certain employees of our company are entitled to bonuses in accordance with applicable provisions of our articles of incorporation. Employee bonuses are determined at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves in accordance with R.O.C. regulations and our articles of incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares or a combination of both. Before January 1, 2008, under R.O.C. GAAP, such bonuses were appropriated from retained earnings in the accounting period during which such shareholders’ approval is obtained. If such employee bonuses are in the form of our shares, the amount charged against retained earnings is based on the par value of the shares issued. Under U.S. GAAP, any employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair value of shares granted to employees. The difference between U.S. GAAP and R.O.C. GAAP in this area would result in adjustments to net income and shareholders’ equity as shown in the above schedules. In addition to the adjustments to net income and shareholders’ equity as shown in the above schedules, application of U.S. GAAP on employee bonuses would also result in a reclassification from retained earnings to additional paid-in capital.

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

Employee Stock Option

Pursuant to U.S. GAAP, for periods prior to January 1, 2006, we elected to follow Accounting Principles Board Opinion No.25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations and applied intrinsic value method in accounting for its employee stock options. Effective January 1,2006, we adopted the modified prospective transition method provided by ASC Topic 718, Compensation – Stock Compensation (“ASC Topic 718”) to use the fair value method with forfeitures estimated at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of our stock options is subject to change due to the distribution of stock dividends. We were required to measure the effects of the modification and record incremental compensation cost, if any.

For computing the fair value of options granted, we used the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option. We determined the expected term by using the simplified method in accordance with Staff Accounting Bulletin No.110 as the awards meet the definition of a “plain vanilla award”. The expected term is determined as the mid-point between the vesting period and the contractual term. We estimated dividend yield by historical experience. Besides, we used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to ASC Topic 718, which required entities based in jurisdictions outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate.

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

In accordance with ASC Topic 350, Intangible – Goodwill and Other (“ASC Topic 350”), we no longer amortize goodwill since 2002. We perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2008, 2009 and 2010 and concluded that there was no impairment in these three years.

Impairment of Long-lived Assets

R.O.C. SFAS No. 35 regarding impairment of long-lived assets is effective for financial statements issued for fiscal years ended after December 31, 2005 and the interim periods within such fiscal years. Under both R.O.C. GAAP and U.S. GAAP, we are required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever an event occurs or evidence indicates the carrying amount of an asset may not be recoverable. Under R.O.C. GAAP, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the carrying amount of an asset is recognized as a loss in earnings. Under U.S. GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices from the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows.

We performed periodical review for our long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. We recognized impairment losses of NT$43 million, NT$74 million and NT$118 million, (US$4.0 million) on idle assets for the years ended December 31, 2008, 2009 and 2010, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2008, 2009 and 2010.

Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. We did not issue any stock dividends in 2010. Hence, reclassification from retained earnings to additional paid-in capital is not needed.

Calculation of EPS

In calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2008, 2009 and 2010 were 47,145,362 shares, nil and nil shares, respectively.

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

Recent Accounting Pronouncements

U.S. GAAP

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities (VIE), which is effective for interim and annual periods beginning after November 15, 2009. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. The guidance does not have significant impact on our consolidated financial statements as of and for the year ended December 31, 2010.

In January 2010, the FASB issued amended guidance concerning recurring and nonrecurring fair value measurements. All entities are required new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 in the fair value measurement hierarchy. In addition, it requires a gross presentation of activity within the Level 3, including purchases, sales, issuance, and settlements separately. The amendments are effective for interim and annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which will become effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We expect to have additional disclosures upon such adoption.

In order to provide financial statements users with greater transparency about an entity’s financing receivables, the FASB issued amendments in July 2010 to require an entity to provide more disclosures, including the nature of credit risk inherent in financing receivables, how the risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for changes in the allowance for credit losses. The amendments are effective for interim and annual reporting periods ending on or after December 15, 2010 for public entities. The adoption did not have any material impact on our consolidated financial statements.

In December 2010, the Financial Accounting Standards Board (FASB) issued amended guidance on two-step goodwill impairment test. If there is an entity with reporting units with zero or negative carrying amounts, an entity is still required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists by considering whether there are any adverse qualitative factors to indicating such impairment existed. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for public entities. We do not expect any significant impact on the adoption of this guidance.

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

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2010. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2010, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2010.

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(3)	4,377	—	—	2,918	1,459
Short-term loans	1,461	1,461	—	—	—
Operating leases(2)	171	18	36	30	87

Total contractual cash obligations	6,009	1,479	36	2,948	1,546

(1)	Excludes interest payments.
(2)	Represents our obligations to make lease payments to use the land on which our facilities are located, primarily in Hsinchu, Taiwan.
(3)	The interest expense for long-term loans are calculated based on floating interest rates.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated balance sheet as of December 31, 2010 include NT$348 million (US$ 11.9 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$50 million (US$1.7 million) to the pension plan in 2011.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2011. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Bough Lin	60	Chairman; Executive Vice President	28	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	64	Vice Chairman; President	28	Director of SPIL’s subsidiaries.
Wen-Lung Lin	59	Director	6	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	57	Director; Senior Vice President	28	Director of SPIL’s subsidiary.
Wen-Jung Lin	64	Director	20	None
Teresa Wang(1)	55	Director	1	None
Hsiu-Li Liu	56	Independent Director(2)	20	Chairman of So Dar Investment; Director of Chi Cheng Enterprise, Li Fu Investment, More Power Electronics Corp.
Ing Dar Liu	63	Independent Director(2)	6	Director of Chi Mei` Display Corp., AME Inc.; Chairman of Jing-Hong Investment.
Jing-Shan Aur	62	Independent Director(2)	6	Director of RSEA Engineering Corp.

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Wen-Lung Cheng	63	Supervisor	9	Chairman of Joinwin Investment; Director of SPIL’s subsidiary; Supervisor of Gamania Digital Entertainment Co. Ltd.
Fu-Mei Tang	59	Supervisor	6	None
Mike Ma	52	Vice President	1(3)	None
Chien-Hua Chen	57	Vice President	13	None
Eric Wu	46	Vice President	11	None
C.S Hsiao	53	Vice President	25	None
Yu Hu Liu	54	Vice President	27	None
Kun-Yi Chien	56	Vice President	23	None
John Yu	47	Vice President	20	None
Eva Chen	54	Chief Financial Officer	7	None

(1)	Representing Pei-Sheng Cultural Educational Foundation.
(2)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.
(3)	Rounded-up for ease of reference from July 2010.

Bough Lin is our chairman and executive vice president. He has been our director since August 1984. Mr. Lin is also currently a director of our subsidiaries, SPIL (B.V.I.) Holding Ltd. and Siliconware U.S.A., Inc., as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics. In addition, Mr. Lin is the brother-in-law of Wen-Lung Cheng, who is one of our supervisors. Mr. Lin is a cousin of Mr. Wen-Jung Lin, our director.

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

Mike Ma has been our vice president in charge of our research and development since April 2011. Mr. Ma received a PhD in materials engineering from North Carolina State University in 1992.

Chien-Hua Chen has been our vice president in charge of Europe Sales/North America Customer Service since 1999. Before joining us, Mr. Chen was the general manager of Ling Sheng Co. Mr. Chen received a Master’s degree in electrical engineering from Arizona State University.

Eric Wu has been our vice president in charge of our Hsin Chu Branch since March 2011. Mr. Wu received a Bachelor’s degree in Electrical Engineering from ChungYuan Christian University in 1989.

C.S Hsiao has been the vice president in our Engineering Center since 2007. Mr. Hsiao received a Bachelor’s degree in chemical engineering from Feng Chia University.

Yu Hu Liu has been the vice president in charge of our Changhua Facility since 2007. Mr. Liu graduated from Lien Ho College with a Bachelor’s degree in electrical engineering.

Kun-Yi Chien is currently the vice president in our Administration Management Center. He received an EMBA from Tunghai University in 2009.

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

B. Compensation of Directors, Supervisors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2010 was NT$220 million (US$7.5 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.

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

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2008, 2009 and 2010, we, together with our subsidiaries, had 15,762, 16,077 and 18,455 full-time employees, respectively. Of these employees, as of December 31, 2010, 16,411 were located in Taiwan, and 1,983 were located in Mainland China, and 61 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees cash bonuses of NT$893 million (US$30.6 million) in 2010.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor union.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2011, our most recent record date.

Name	Number of Shares Owned	Percentage of Shares Owned

Bough Lin	68,674,075	2.20%
Chi-Wen Tsai	43,175,555	1.39%
Wen-Lung Lin	20,754,751	*
Yen-Chun Chang	12,256,417	*
Wen-Jung Lin	5,391,914	*
Teresa Wang(1)	11,251,831	*
Hsiu-Li Liu	12,251,189	*
Ing-Dar Liu	311,000	*
Jing-Shan Aur	146,292	*
Wen-Lung Cheng	10,133,937	*
Fu-Mei Tang	9,025,917	*
C.Y. Lin(2)	239,819	*
Kuo-Jui Tai(3)	248,304	*
Chien-An Chen(4)	473,833	*
Chien-Hua Chen	24,668	*
Michael Chang	206,560	*
C.S Hsiao	135,408	*
Yu Hu Liu	7,438,972	*
Kun-Yi Chien	360,029	*
John Yu	165,894	*

Name	Number of Shares Owned	Percentage of Shares Owned
Eva Chen	490,164	*
Johnson Tien(5)	373,089	*
Bell Chang(6)	262,600	*

*	Less than 1%.
(1)	Representing Pei-Sheng Cultural Educational Foundation.
(2)	C.Y. Lin has resigned and been re-employed as a consultant since March 2011.
(3)	Kuo-Jui Tai has resigned since October 2010.
(4)	Chien-An Chen has been retired since April 2011.
(5)	Johnson Tien has been retired since February 2010.
(6)	Bell Chang has resigned since March 2010.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as July 30, 2008, July 19, 2009 and July 18, 2010 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 30, 2008		July 19, 2009		July 18, 2010(1)
Name of beneficial owner	Number of Shares Owned	Percentage of Shares Owned	Number of Shares Owned	Percentage of Shares Owned	Number of Shares Owned	Percentage of Shares Owned

Citibank(2)(3)	517,969,290	16.43%	624,143,605	19.80%	624,143,605	20.03%

JPMorgan in Custody for Capital World Growth and Income Fund Inc.	151,319,210	4.80%	78,206,000	2.48%	139,165,000	4.47%

Bough Lin	66,494,075	2.11%	66,494,075	2.11%	65,294,075	2.10%

Nan Shan Life Insurance Company Ltd	64,847,374	2.06%	56,324,354	1.79%	64,648,354	2.07%

Ku-Ming Investment Company Ltd(4)	56,102,878	1.78%	56,102,878	1.78%	56,102,878	1.80%

Chunghwa Post Co., Ltd	44,524,157	1.41%	43,252,067	1.37%	54,688,067	1.75%

Shin Kong Life Insurance Company Ltd	2,000,000	0.07%	6,888,000	0.22%	43,976,000	1.41%

Chi-Wen Tsai	38,787,679	1.26%	40,175,555	1.27%	40,175,555	1.29%

JPMorgan in Custody for Capital Income Builder Inc	93,455,300	2.96%	68,555,300	2.17%	40,070,300	1.29%

	July 30, 2008				July 19, 2009				July 18, 2010(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned

JPMorgan Chase Bank N.A. Taipei Branch in custody for Schroder International Selection Fund Emerging Asia	17,640,000		0.57%		*		*		35,003,000		1.12%

Directors and Supervisors as a group	22,048,061	(6)	6.99	%(6)	183,841,878	(7)	5.90	%(7)	193,372,878	(5)	6.21	%(5)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs.
(3)	As of December 31, 2010 and based on the Schedule 13G filed by Blackrock, Inc. on February 8 and 11 , 2011, Blackrock Inc. and Capital Research Global Investors beneficially owned 219,830,279 and 184,235,300 common shares in the form of ADSs individually, which represented 6.89% and 5.9% of our outstanding share capital as of December 31, 2010. The address of Blackrock Inc. is 40 East 52nd Street, New York, NY 10022 and Capital Research Global Investors is 333 South Hope Street Los Angeles, CA 90071.
(4)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(5)	As of March 31, 2011.
(6)	As of March 31, 2009.
(7)	As of March 31, 2010.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2011, a total of 124,827,695 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C. As of March 31, 2011, 624,138,605 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of March 31, 2011, 624,138,605 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Phoenix Precision Technology Corporation

We purchased semiconductor raw materials from Phoenix Precision Technology Corporation, or Phoenix Precision, totaling NT$2,544 million, NT$2,093 million and NT$2,085 million in 2007, 2008 and 2009, respectively. The average payment period is approximately 90 days from the date of completion of service or purchase. As of December 31, 2007 and 2008, we owed NT$663 million and NT$436 million, respectively, in accounts payable, to Phoenix Precision Technology.

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

Vertical Circuits, Inc.

In recent years, we have been licensing packaging technologies from Vertical Circuits, Inc. (VCI). In order to enhance assembly-related techniques, we purchased preferred stocks of Vertical Circuits, Inc. (VCI) for US$5 million in December 2010. Our percentage of voting right in VCI is approximately 30.69%. Therefore, VCI became a related party of our company.

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

	Cash Dividend per share	Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870
2001	0	1.45	235,421,212	1,852,761,683

	Cash Dividend per share	Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)	(NT$)
2002(3)	0	0	—	1,853,668,683
2003(4)	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426
2007	3.40	0.20	58,672,538	3,073,424,534
2008	4.50	0.10	30,746,975	3,152,589,871
2009	1.80	0	0	3,116,361,139
2010	2.58	0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.
(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.

B. Significant Changes

Our net operating revenues on a consolidated basis for the three months ended March 31, 2011 amounted to NT$14,467 million. Our net operating revenues for the first three months of 2011 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2011. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2006	52.50	33.70	18,554	7,823.72	6,257.80
2007	71.70	47.90	12,423	9,809.88	7,344.56
2008	58.10	22.95	17,490	9,295.20	4,089.93
2009	48.90	25.90	28,392	8,188.11	4,242.61
First Quarter	37.45	25.90	18,230	5,390.70	4,259.98
Second Quarter	46.00	36.00	25,674	6,954.10	5,314.45
Third Quarter	46.50	38.55	27,411	7,526.55	6,530.82
Fourth Quarter	48.90	40.25	36,038	8,188.11	7,322.93
2010	46.65	28.85	34,367	8,972.50	7,071.67
First Quarter	46.65	37.25	25,350	8,356.89	7,212.87
Second Quarter	41.95	33.80	32,722	8,171.94	7,071.67
Third Quarter	37.80	28.85	35,612	8,240.89	7,254.06
Fourth Quarter	36.35	31.20	42,498	8,972.50	8,046.23
November	34.00	31.20	35,031	8,450.63	8,240.65
December	36.35	32.20	50,001	8,972.50	8,520.11

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2011 (through April 22, 2011)	41.25	32.90	27,318	9,145.35	8,234.78
First Quarter	41.25	32.90	27,601	9,145.35	8,234.78
January	41.15	32.90	34,010	9,145.35	8,782.72
February	41.00	37.05	19,165	9,111.46	8,528.94
March	41.25	34.95	27,163	8,784.40	8,234.78
April (through April 22, 2011)	37.50	33.40	26,164	8,969.43	8,638.55

Sources: Taiwan Stock Exchange Statistical Data 1999-2011, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily Trading Volume
Period	High	Low
	US$	US$	(in thousands of shares)
2006	7.94	4.74	1,786,700
2007	12.54	7.45	1,877,492
2008	9.55	3.24	2,506,994
2009	8.11	3.85	2,241,612
First Quarter	6.40	3.85	2,147,803
Second Quarter	8.11	5.87	2,345,231
Third Quarter	7.36	6.17	2,199,202
Fourth Quarter	7.83	6.38	2,258,291
2010	5.86	4.46	1,945,648
First Quarter	7.64	5.84	2,822,802
Second Quarter	6.78	5.27	1,887,729
Third Quarter	5.86	4.46	1,585,380
Fourth Quarter	6.06	5.04	1,526,894
November	5.60	5.04	1,755,281
December	6.06	5.30	1,270,100
2011 (through April 21, 2011)	7.15	5.68	2,277,797
First Quarter	7.15	5.68	2,361,976
January	7.15	5.68	2,623,155
February	7.14	6.55	2,173,442
March	6.98	5.99	2,290,609
April (through April 21, 2011)	6.47	5.79	1,929,860

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Shares

As of March 31, 2011, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion, divided into 3.12 billion shares, were issued and outstanding. As of March 31, 2011, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2011. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.

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

C. Material Contracts

Immunity Agreement with Freescale Semiconductor, Inc.

We entered into a license agreement with Motorola Inc. or Motorola, in November 1996 under which Motorola licensed to us the technology for ball grid array as well as any future technology relating to ball grid array packages.

In April 2004, Motorola spun off its semiconductor product business into a subsidiary Freescale Semiconductor, Inc. Motorola has assigned this agreement to Freescale Semiconductor, Inc., and Freescale Semiconductor, Inc. has assumed all of its rights, duties and obligations under the agreement, in connection with the spin-off. This license will expire in December 2015.

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

On September 30, 2003 and June 15, 2004, the Securities and Futures Bureau issued amendments to the “Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

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

The R.O.C. Financial Supervisory Commission announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“PRC Regulations”). According to the PRC Regulations, a qualified domestic institutional investor (“QDII”) is allowed to invest in Taiwan Securities (including up to 10% shareholding of a Taiwan company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). There is no assurance that in the future, there will not be further restrictions or prohibitions imposed on PRC persons (including QDIIs) from investing in certain industries in Taiwan. In addition to investments permitted under the PRC Regulations, PRC investors other than QDII are prohibited from making investments in a Taiwan company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such Taiwan company.

In addition to the general restriction against direct investment by PRC investors in securities of Taiwan companies, PRC investors may only invest in certain industries in the Positive List, as promulgated by the R.O.C. Executive Yuan. In the semiconductor packaging and testing industry, PRC investors are allowed to invest up to 10% in existing Taiwan companies, and up to 50% in new ventures, but are not allowed to be controlling shareholders of the Taiwan companies in which they invest.

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

E. Taxation

R.O.C. Tax Considerations

The following summarizes the principal R.O.C. tax consequences of owning and disposing of ADSs and shares for non-residents of Taiwan. Investors in our ADSs are advised to consult their own tax advisers as to United States, Taiwan or other tax consequences of the purchase, ownership and disposition of ADSs.

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

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the R.O.C. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

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

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation before January 1, 2013, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs if you (1) have held shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2010 and do not expect to become one in the future, although there can be no assurance in this regard.

In general, a non-U.S. company is considered a PFIC for any taxable year if either:

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

Our determination that we were not a PFIC in 2010 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change.

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

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to you because the ADSs are listed on the NASDAQ Stock Market’s National Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for the purposes of the mark-to-market election. You should also note that only the ADSs and not the shares are listed on the NASDAQ Stock Market’s National Market. The shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in income each year as ordinary income the excess of the fair market value of your PFIC shares or ADSs at the end of the year over your adjusted tax basis in the shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your PFIC shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding our shares or ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient, information reporting will apply to dividends in respect of the shares or ADSs and to the proceeds from the sale, exchange or redemption of your shares or ADSs that are paid to you within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications of other exempt status, you may be subject to backup withholding.

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

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates, foreign currency exchange rates and commodity price risk, in the normal course of business.

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2010, sales in the amount of US$1,517 million were denominated in U.S. dollars. In 2010, material purchases from our overseas vendors in the amounts of US$474 million and ¥8,029 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2010, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$320 million. As of December 31, 2010, we also had accounts payable and other liabilities denominated in U.S. dollars and the Japanese yen of US$145 million and of ¥3,868 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. The table below presents our financial instruments with foreign exchange risk as of December 31, 2010:

	Expected Maturity Date
Expressed in NT$ amount (in millions)	2011	2012	2013	2014	2015	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets
Time Deposit (US$)	1,308.60	—	—	—	—	—	1,308.60	1,308.60
Liabilities
Short-term Loans (US$)	50.00	—	—	—	—	—	50.00	50.00
Long-term Loans (US$)	—	—	50.00	50.00	50.00	—	150.00	150.00

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

As of December 31, 2010, we had NT$4,377 (US$150.2 million) of long-term borrowings. Our future interest expense on our long-term borrowings may increase or decrease due to changes in market interest rates. Our long-term borrowings had a weighted average interest rate of 0.8911% per annum during 2010 and repayable in 6 semi-annual installments starting from April 2013.

Commodity Price Risk

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at the prevailing market price. In addition, we do not employ financial instruments to hedge such commodity price risk. Therefore, in order to effectively mitigate the risk, we have continued to implement measures to reduce our dependency on gold wire, such as the development of copper wire bonding process.

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

Payments by Depositary

In 2010, we received the following payments from Citibank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	19.9
Reimbursement of legal and consulting fees	549.7
Reimbursement of listing fees	88.2
Reimbursement of proxy process expenses	258.6
Reimbursement of SEC filing and maintenance fees	1,169.4

Total	2,085.8

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2010, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2010.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2010, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Jing-Shan Aur is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

Item 16B.	Code of Ethics

We have adopted a code of ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officer (our principal accounting officer). No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, which exhibit is incorporated by reference as an exhibit to this annual report, and a copy is available to any shareholder upon request. This code of ethics is also available on our website at www.spil.com.tw.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2010, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2009 and 2010.

	2009	2010	2010
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	18,450	18,610	638.6
Audit-related Fees(2)	380	180	6.2
Tax Fees(3)	3,170	3,210	110.2
All other Fees (4)	—	3,779	129.7

Total	22,000	25,779	884.7

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”.
(3)	Tax fees include fees billed for tax compliance services and tax advice services.
(4)	All other fees include fees billed for consultations of financial accounting and reporting standards. Such fees paid during 2010 were primarily for the consultations regarding conversion from financial statements under R.O.C. GAAP to International Financial Reporting Standards, or IFRS.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, Taiwan including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2009 and 2010 were pre-approved by the Audit Committee.

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

The following is a list of the audited financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 15, 2010 (English translation)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(1)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2015)(2)

4.2	License Agreement with Flip Chip Technologies, L.L.C.(3)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(4)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(5)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/S/ EVA CHEN
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 26, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 26, 2011

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2009	2010
	NT$	NT$	US$ (Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	19,615,161	15,519,008	532,567
Notes receivable, net	40,545	73,229	2,513
Accounts receivable, net (Note 5)	11,299,418	9,648,610	331,112
Other financial assets, current (Note 24)	462,428	1,296,089	44,478
Inventories (Note 6)	2,992,331	3,515,897	120,656
Deferred income tax assets, current (Note 20)	799,410	588,074	20,181
Other current assets – other	773,861	551,161	18,914

	35,983,154	31,192,068	1,070,421

Long-term Investments
Available-for-sale financial assets, noncurrent (Notes 7 and 28)	3,825,793	4,887,007	167,708
Financial assets carried at cost, noncurrent (Notes 8 and 28)	315,394	1,449,343	49,737
Long-term investment under the equity method (Note 9)	—	148,918	5,110

	4,141,187	6,485,268	222,555

Property, Plant and Equipment (Note 10)
Cost:
Land	2,903,192	2,903,192	99,629
Buildings	13,108,575	15,140,684	519,584
Machinery and equipment	53,002,069	52,257,238	1,793,317
Utility equipment	1,117,124	1,167,108	40,052
Furniture and fixtures	722,071	940,263	32,267
Other equipment	2,189,994	2,432,287	83,469

	73,043,025	74,840,772	2,568,318
Less:Accumulated depreciation	(37,909,299)	(36,040,524)	(1,236,806)
Construction in progress and prepayments for equipment	1,182,399	4,126,547	141,611

	36,316,125	42,926,795	1,473,123

Other Assets
Refundable deposits	8,248	8,383	288
Deferred charges	487,234	711,966	24,432
Deferred income tax asset, noncurrent (Note 20)	1,106,205	1,072,709	36,812
Other assets – other	268,434	159,882	5,487

	1,870,121	1,952,940	67,019

TOTAL ASSETS	78,310,587	82,557,071	2,833,118

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2009	2010
	NT$	NT$	US$ (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Notes 11 and 28)	225,488	1,461,281	50,147
Accounts payable (Note 23)	7,953,743	7,345,871	252,089
Income tax payable (Note 20)	849,351	520,613	17,866
Accrued expenses	3,526,756	3,075,442	105,540
Other payables (Notes 12 and 23)	2,253,304	3,954,824	135,718
Other current liabilities	196,346	185,575	6,368

	15,004,988	16,543,606	567,728

Long-term Liabilities
Long-term loans (Notes 13 and 28)	—	4,368,158	149,902

Other Liabilities (Note 14)
Other liabilities – other	224,373	349,126	11,981

Total Liabilities	15,229,361	21,260,890	729,611

Stockholders’ Equity
Capital stock (Notes 1 and 15)	31,163,611	31,163,611	1,069,444
Capital reserve (Note 16)
Additional paid in capital	14,290,224	14,290,224	490,399
Premium arising from merger	1,929,136	1,929,136	66,202
Other	234,167	234,167	8,036
Retained earnings (Note 17)
Legal reserve	5,720,419	6,599,402	226,472
Unappropriated earnings	8,937,249	5,644,961	193,719
Unrealized gain on available-for-sale financial assets	767,157	1,788,512	61,377
Cumulative translation adjustments	208,577	(85,264)	(2,926)
Net loss not recognized as pension cost	(169,314)	(268,568)	(9,216)

Total Stockholders’ Equity	63,081,226	61,296,181	2,103,507

Commitments and Contingencies (Note 25)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	78,310,587	82,557,071	2,833,118

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 2)
Net Operating Revenues	62,402,934	59,294,592	63,857,470	2,191,403
Cost of Goods Sold (Notes 6 and 23)	(49,453,501)	(47,851,772)	(54,041,264)	(1,854,539)

Gross Profit	12,949,433	11,442,820	9,816,206	336,864

Operating Expenses (Note 23)
Selling expenses	(942,653)	(622,208)	(392,391)	(13,466)
General and administrative expenses	(1,677,753)	(1,401,541)	(1,509,261)	(51,793)
Research and development expenses	(1,382,560)	(1,276,041)	(1,538,307)	(52,790)

	(4,002,966)	(3,299,790)	(3,439,959)	(118,049)

Operating Income	8,946,467	8,143,030	6,376,247	218,815

Non-operating Income and Gain
Interest income (Note 28)	366,086	49,221	36,849	1,265
Gain on disposal of investments (Note 7)	—	1,947,879	—	—
Others	351,465	263,511	303,674	10,421

	717,551	2,260,611	340,523	11,686

Non-operating Expenses and Losses
Interest expenses (Note 28)	(89,017)	(36,850)	(11,461)	(394)
Impairment loss (Notes 7 and 8)	(3,030,605)	—	—	—
Others (Note 9)	(20,343)	(153,653)	(315,529)	(10,828)

	(3,139,965)	(190,503)	(326,990)	(11,222)

Income from Continuing Operations Before Income Tax	6,524,053	10,213,138	6,389,780	219,279
Income Tax Expense (Note 20)	(210,523)	(1,423,309)	(762,873)	(26,180)

Net Income	6,313,530	8,789,829	5,626,907	193,099

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
Basic Earnings Per Share ( in dollars ) (Note 21)
Net Income (Before Tax)	2.09	3.28	2.05	0.07

Net Income (After Tax)	2.03	2.82	1.81	0.06

Diluted Earnings Per Share ( in dollars ) (Note 21)
Net Income (Before Tax)	2.08	3.25	2.04	0.07

Net Income (After Tax)	2.01	2.80	1.80	0.06

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

			Capital Reserve			Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total

	Capital Stock Issued			Retained Earnings
	Shares (Thousand)	Capital Stock		Legal Reserve	Unappropriated Earnings
2008		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2008	3,073,425	30,734,245	16,658,624	3,340,131	17,761,366	1,160,659	84,926	(37,613)	(794,184)	68,908,154
Appropriation for legal reserve	—	—	—	1,748,935	(1,748,935)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	(157,405)	—	—	—	—	(157,405)
Employees’ cash bonuses	—	—	—	—	(1,100,058)	—	—	—	—	(1,100,058)
Employees’ stock bonuses	47,145	471,454	—	—	(471,454)	—	—	—	—	—
Cash dividends	—	—	—	—	(13,836,139)	—	—	—	—	(13,836,139)
Stock dividends	30,747	307,470	—	—	(307,470)	—	—	—	—	—
Employee stock option exercised	1,273	12,730	(5,335)	—	—	—	—	—	—	7,395
Long-term investment adjustment for investee company’s additional paid-in capital	—	—	5,507	—	—	—	—	—	—	5,507
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	211,940	—	—	211,940
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	(1,160,659)	—	—	—	(1,160,659)
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(39,559)	—	(39,559)
Cash dividends for treasury stock held by subsidiary	—	—	161,415	—	—	—	—	—	—	161,415
Net income	—	—	—	—	6,313,530	—	—	—	—	6,313,530

Balance at December 31, 2008	3,152,590	31,525,899	16,820,211	5,089,066	6,453,435	—	296,866	(77,172)	(794,184)	59,314,121

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

						Unrealized Gain on Available-for- sale Financial Assets	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total

	Capital Stock Issued			Retained Earnings
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings
2009		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2009	3,152,590	31,525,899	16,820,211	5,089,066	6,453,435	—	296,866	(77,172)	(794,184)	59,314,121
Appropriation for earnings for prior years: (Note)
Legal reserve	—	—	—	631,353	(631,353)	—	—	—	—	—
Cash dividends	—	—	—	—	(5,674,662)	—	—	—	—	(5,674,662)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	(88,289)	—	—	(88,289)
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	767,157	—	—	—	767,157
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(92,142)	—	(92,142)
Cash dividends for treasury stock held by subsidiary	—	—	65,212	—	—	—	—	—	—	65,212
Retirement of treasury stock	(36,229)	(362,288)	(431,896)	—	—	—	—	—	794,184	—
Net income	—	—	—	—	8,789,829	—	—	—	—	8,789,829

Balance at December 31, 2009	3,116,361	31,163,611	16,453,527	5,720,419	8,937,249	767,157	208,577	(169,314)	—	63,081,226

Note: The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $56,822 thousand and $630,518 thousand, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued		Capital Reserve	Retained Earnings		Unrealized Gain on Available-for-	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total
	Shares (Thousand)	Capital Stock		Legal Reserve	Unappropriated Earnings	sale Financial Assets
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2010
Balance at January 1, 2010	3,116,361	31,163,611	16,453,527	5,720,419	8,937,249	767,157	208,577	(169,314)	—	63,081,226
Appropriation for earnings for prior years: (Note)
Legal reserve	—	—	—	878,983	(878,983)	—	—	—	—	—
Cash dividends	—	—	—	—	(8,040,212)	—	—	—	—	(8,040,212)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	(293,841)	—	—	(293,841)
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	1,021,355	—	—	—	1,021,355
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(99,254)	—	(99,254)
Net income	—	—	—	—	5,626,907	—	—	—	—	5,626,907

Balance at December 31, 2010	3,116,361	31,163,611	16,453,527	6,599,402	5,644,961	1,788,512	(85,264)	(268,568)	—	61,296,181

Note: The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $79,108 thousand and $893,357 thousand, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	6,313,530	8,789,829	5,626,907	193,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,845,225	8,448,458	8,479,361	290,987
Amortization	586,439	505,687	433,973	14,893
Provision for (reversal of) bad debts expense	271,091	79,754	(260,927)	(8,954)
Provision for (reversal of) sales allowance	120,153	290,109	(293,021)	(10,056)
Provision for (reversal of) loss on obsolescence and decline in market value of inventories	9,065	6,946	(25,222)	(866)
Gain on disposal of investments	—	(1,947,879)	—	—
Gain on liquidation of investment	—	(5,871)	—	—
Impairment loss	3,030,605	—	—	—
Long-term investment loss under the equity method	—	—	3,757	129
Gain on disposal of property, plant and equipment	(30,473)	(8,469)	(44,276)	(1,519)
Provision for loss on idle assets	43,093	73,882	117,847	4,044
Foreign currency exchange gain on long-term loans	—	—	(157,500)	(5,405)
Amortization of arrangement fee of co-financing loans	—	—	322	11
Amortization of discount on long-term notes	1,548	2,581	—	—
(Increase) decrease in assets:
Notes receivable	70,449	5,629	(32,721)	(1,123)
Accounts receivable	3,611,376	(4,389,987)	2,163,598	74,248
Other financial assets, current	248,323	(2,706)	(83,528)	(2,866)
Inventories	1,085,907	(620,639)	(517,836)	(17,771)
Deferred income tax assets	(691,318)	546,367	204,791	7,028
Other current assets – other	(66,688)	(78,480)	11,564	397
Increase (decrease) in liabilities:
Notes payable	(114)	(655)	—	—
Accounts payable	(1,618,261)	3,121,234	(579,308)	(19,880)
Income tax payable	(679,778)	27,473	(328,738)	(11,281)
Accrued expenses	737,548	346,707	(441,547)	(15,153)
Other payables	(312,998)	273,954	106,784	3,665
Other current liabilities	20,847	33,022	(4,428)	(152)
Other liabilities – other	928	(797)	(1,011)	(35)
Accrued pension liabilities	8,195	(3,867)	27,677	950

Net cash provided by operating activities	21,604,692	15,492,282	14,406,518	494,390

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Increase in security deposits	(19,500)	—	(58,100)	(1,994)
Decrease (increase) in financial assets carried at cost	3,559	6,642	(1,133,950)	(38,914)
Increase of long-term investments under equity method	—	—	(152,675)	(5,239)
Proceeds from liquidation of long-term investment	—	5,871	—	—
Acquisition of property, plant and equipment	(10,048,005)	(5,303,328)	(15,321,235)	(525,780)
Acquisition of leased assets	—	(87,732)	—	—
Proceeds from disposal of assets	48,911	9,277	1,254,054	43,035
Payment for deferred charges	(540,914)	(253,402)	(670,475)	(23,009)
Receipt of (payment for) refundable deposits	479	1,754	(165)	(6)

Net cash used in investing activities	(10,555,470)	(5,620,918)	(16,082,546)	(551,907)

Cash flows from financing activities
Proceeds (repayment) of short-term loans	83,989	(414,024)	1,248,592	42,848
Proceeds of long-term loans	—	—	4,525,336	155,296
Repayment of long-term loans	—	(3,000,000)	—	—
Repayment of deposit-in	(86,331)	(30,083)	—	—
Proceeds from the exercise of employee stock option	7,395	—	—	—
Remuneration to directors and supervisors	(157,405)	—	—	—
Payment for cash dividends and employees’ bonuses	(14,774,769)	(5,609,430)	(8,040,177)	(275,915)

Net cash used in financing activities	(14,927,121)	(9,053,537)	(2,266,249)	(77,771)

Effect of foreign currency exchange	94,206	(43,631)	(153,876)	(5,280)

Net (decrease) increase in cash	(3,783,693)	774,196	(4,096,153)	(140,568)
Cash and cash equivalents at the beginning of the year	22,624,658	18,840,965	19,615,161	673,135

Cash and cash equivalents at the end of the year	18,840,965	19,615,161	15,519,008	532,567

Supplemental disclosures of cash flow information:
Cash paid for interest	91,999	33,779	7,652	263
Deduct: capitalized interest	—	—	(292)	(10)

Interest paid (excluding capitalized interest)	91,999	33,779	7,360	253

Cash paid for income tax	1,575,888	851,721	884,903	30,367

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	8,974,422	6,039,790	16,920,850	580,674
Deduction on payment due to exchange of assets	—	(8,631)	—	—
Net decrease (increase) in other payables due to acquisition of equipment	1,073,583	(727,831)	(1,599,615)	(54,894)

Cash paid	10,048,005	5,303,328	15,321,235	525,780

Non-cash financing activities:
Current portion of long-term loans	749,354	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

1. History and Organization

(1)	Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. On August 31, 2009, the Company merged with its wholly owned subsidiary, Siliconware Investment Company Ltd. (SIC). The Company is the surviving entity while SIC was dissolved. As of December 31, 2010, the Company and its subsidiaries had 18,455 employees.

(2)	Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2009	2010
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

(3)	Non-consolidated subsidiaries:

None.

(4)	Adjustments for subsidiaries with different accounting periods:

None.

(5)	Extraordinary risks from foreign subsidiaries:

None.

(6)	Material limitations for capital transfer from subsidiaries to the parent company:

None.

(7)	The parent company’s stocks held by subsidiaries:

Please refer to Note 18.

(8)	Convertible bonds and stocks issued by subsidiaries:

Please refer to Note 29.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China. Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2010 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2009 and 2010 to the extent summarized in Note 31 to the consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The Company’s significant accounting policies are summarized as follows:

Basis of Consolidation

The Company adopted the R.O.C. Statement of Accounting Standards No. 7, “Consolidated Financial Statements”, which requires an entity to consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries or investees accounted for under the equity method are eliminated.

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

Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2010 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$ 29.14 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010 as the last quoted rate prior to the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

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

Inventories

Inventories are recorded at cost when acquired under a perpetual inventory system. Cost is determined using the weighted–average method. The allowance for loss on obsolescence and decline in market value is recorded based on inventory aging and obsolescence, when necessary. Prior to January 1, 2009, inventories were stated by category at the lower of aggregate cost or market value and total inventory approach as of the balance sheet date. Effective January 1, 2009, inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Noncurrent Assets Held For Sale

Non-current assets (or disposal groups) whose carrying amount will be recovered principally through a sale transaction, rather than continuing utilization, are measured at the lower of carrying amount or fair value less transaction cost.

Available-for-sale Financial Assets

A.	Investments in equity securities are recorded at the transaction date.

B.	Available-for-sale securities are measured at fair value at balance sheet date with changes in fair value recorded as adjustments to stockholders’ equity. The accumulated adjustments of unrealized gain or loss are realized in earnings in the period when the financial assets are disposed. Fair values of listed securities are measured at their closing price at balance sheet date.

C.	The Company recognizes impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall be recorded as adjustments to stockholders’ equity rather than current year’s operating profit or loss.

Financial Assets Carried at Cost

A.	Financial assets carried at cost are recorded at the transaction date and are initially measured at fair value plus transaction cost related to the acquisition or issuance.

B.	Investments in unlisted stocks or stocks in emerging stock market, are carried at their original cost because their fair values cannot be reliably measured.

C.	The Company recognizes impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall not be reversed.

Long-term Investments Accounted for under Equity Method

A.	Long-term equity investments in which the Company owns at least 20% of the voting stocks of the investee companies are accounted for under the equity method, unless the Company cannot exercise significant influence over the investee company. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of the identifiable net assets acquired is regarded as goodwill included in the balance of equity-method investments. If the fair value of identifiable assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to the fair values of noncurrent assets. No retrospective adjustment is required for amortization of the aforementioned goodwill recognized in previous years.

B.	Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees as deferred credits classified as current or noncurrent liabilities. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

C.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in stockholders’ equity.

E.	The Company quarterly evaluates equity method investees for impairment due to declines in the fair value that are considered other than temporary. Such evaluations include an assessment of ability to recover the carrying amount of investment and inability of the investees to sustain an earnings capacity that would justify the carrying amount of investment. In the event of a determination that a decline in fair value is other than temporary, loss is recognized in the current year’s income.

Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives, plus an additional year as the salvage value. Salvage values of fixed assets which are still in use after reaching their estimated economic service lives are depreciated over their new estimated remaining service lives. The service lives of fixed assets are 5 to 15 years, except for buildings, which are 20 to 55 years.

C.	Maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated accordingly. When fixed assets are disposed, their original cost and accumulated depreciation are removed from the corresponding accounts, with gain or loss recorded as non-operating income or loss.

D.	Idle assets are stated at the lower of book value or net realizable value and are reclassified to other assets. Differences between book value and net realizable value are reported as losses in current earnings.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Income Tax

A.	The Company computes its income tax based on the income before tax. In accordance with R.O.C. SFAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as deferred income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent and carried at their net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted R.O.C. SFAS No. 12, “Accounting for Investment Tax Credits”, in determining the investment tax credits. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current period’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings in domestic consolidated entities be subject to an additional 10% corporate income tax, which is recognized as tax expense at the time when the stockholders resolve the distribution of retained earnings.

E.	Pursuant to the R.O.C. Alternative Minimum Tax Act, the domestic consolidated entities are required to calculate Alternative Minimum Tax (AMT), a supplemental 10% tax on taxable income including most income that is exempted from regular income tax under various legislations, in addition to the regular tax. If the amount of alternative minimum tax is greater than that of the regular tax, the excess amount shall be reported as current tax expense.

F.	When a change in tax law is enacted, the Company will recalculate deferred tax assets and liabilities accordingly. The amount of difference shall be recognized as current income tax adjustment.

Revenue and Cost

Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured. Related costs are recorded as incurred based on matching principle and related expenses are recognized as current expenses under accrual basis.

Employee Stock Option Plan

A.	The employee stock options granted from January 1, 2004 through December 31, 2007 are accounted for in accordance with EITF 92-070, EITF 92-071 and EITF 92-072, “Accounting for Employee Stock Option” prescribed by the R.O.C. Accounting Research and Development Foundation. Compensation cost under the share-based employee compensation plan is recognized using the intrinsic value method.

B.	For the grant date of the share-based payment agreements set on or after January 1, 2008, the Company shall measure the services received during the vesting period by reference to the fair value of the equity instruments granted and account for those amounts as payroll expenses during that period.

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

Earnings Per Share

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

3. Effects of Changes in Accounting Principle

A.	Effective January 1, 2008, the Company adopted R.O.C. EITF 96-052, “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. As a result of the adoption of R.O.C. EITF 96-052, total expenses increased by NT$687,340, net income after tax decreased by NT$515,505, and basic earnings per share decreased by approximately NT$0.17 (in dollars) for the year ended December 31, 2008.

B.	Effective January 1, 2009, the Company adopted the amendments of R.O.C. SFAS No. 10, “Accounting for Inventories”. The change in accounting principle does not cause significant impact toward the consolidated financial statements for the year ended December 31, 2009.

4. Cash and Cash Equivalents

	December 31,
	2009	2010
	NT$	NT$
Cash on hand and petty cash	1,918	1,405
Cash equivalents	23,187	2,648
Savings accounts and checking accounts	1,752,314	1,752,934
Time deposits	17,837,742	13,762,021

	19,615,161	15,519,008

As of December 31, 2009 and 2010, the interest rates for time deposits ranged from 0.11% to 2.69 % and from 0.17% to 2.20%, respectively.

5. Accounts Receivable, Net

	December 31,
	2009	2010
	NT$	NT$
Accounts receivable	12,078,003	9,868,210
Less: Allowance for sales discounts	(446,049)	(152,672)
Allowance for doubtful accounts	(332,536)	(66,928)

	11,299,418	9,648,610

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

6. Inventories

	December 31,
	2009	2010
	NT$	NT$
Raw materials and supplies	2,392,684	2,788,794
Work in process	455,406	467,190
Finished goods	226,672	317,039

	3,074,762	3,573,023
Less: Allowance for loss on obsolescence and decline in market value of inventories	(82,431)	(57,126)

	2,992,331	3,515,897

The above allowance for loss on obsolescence and decline in market value of inventories was caused by the valuation of raw materials and supplies.

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Expense / loss incurred related to inventories:
Cost of goods sold	49,456,149	47,904,790	54,169,560
Decline in market value and loss on obsolescence	8,823	6,946	—
Gain from recovery of market value	—	—	(25,222)
Others	(11,471)	(59,964)	(103,074)

	49,453,501	47,851,772	54,041,264

7. Available-for-sale Financial Assets, Noncurrent

	December 31,
	2009	2010
	NT$	NT$
Cost of listed securities	5,167,332	5,167,332
Valuation adjustment	802,434	1,863,648
Accumulated impairment loss	(2,143,973)	(2,143,973)

	3,825,793	4,887,007

Phoenix Precision Technology Corporation (PPT), an investee of the Company, merged with Unimicron Technology Corporation (Unimicron) on December 1, 2009. Unimicron is the surviving entity while PPT was dissolved. One PPT’s common share was converted to 0.628 shares of Unimicron’s common share. The shares of PPT held by the Company were converted to Unimicron’s common shares. The Company owns 4.94% of Unimicron’s common shares and recognized gains on disposal of investment of NT$1,947,879 from the above merger.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

8. Financial Assets Carried at Cost, Noncurrent

	December 31,
	2009	2010
	NT$	NT$
Unlisted securities	708,854	1,842,803
Accumulated impairment loss	(393,460)	(393,460)

	315,394	1,449,343

A.	There are no reliable quoted prices for unlisted securities. Therefore, these investments are measured at cost.

B.	The Company’s Board of Directors resolved to purchase 133,000 thousand common shares of ChipMOS Technologies Inc. (ChipMOS Taiwan), a 100% owned subsidiary of ChipMOS Technologies (Bermuda) Ltd. (ChipMOS Bermuda). The purchase of 133,000 shares of ChipMOS Taiwan represents approximate 15.77% of the ownership of ChipMOS Taiwan. Consideration of the share purchase totaled $1,630,580, which is determined based on the valuation report provided by Horizon Securities Ltd. as well as mutual agreement between the Company and ChipMOS Bermuda. Both parties signed the share purchase / sales agreements on February 26, 2010. As of December 31, 2010, the Company has obtained the above shares and paid $1,140,580, accordingly.

9. Long-term Investments Accounted for Under The Equity Method

	December 31,
	2009		2010
Investee company	Amount	Percentage of ownership	Amount	Percentage of ownership
	NT$		NT$
Vertical Circuits, Inc.	—	—	148,918	30.69%

A.	To upgrade assembly related technology, the Company purchased preferred-stock ownership of Vertical Circuits, Inc. (VCI) amounted to US$ 5,000 in December 2010, and obtained 30.69% of the voting right on VCI.

B.	For the year ended December 31, 2010, the Company recognized investment loss of $3,757, for investee accounted for under the equity method based on investee’s audited financial statements for the same period by weighted-average percentage of stock ownership.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

10. Property, Plant and Equipment

	December 31, 2009
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	13,108,575	(3,837,362)	9,271,213
Machinery and equipment	53,002,069	(31,781,058)	21,221,011
Utility equipment	1,117,124	(554,471)	562,653
Furniture and fixtures	722,071	(452,793)	269,278
Other equipment	2,189,994	(1,283,615)	906,379
Construction in progress and prepayments for equipment	1,182,399	—	1,182,399

	74,225,424	(37,909,299)	36,316,125

	December 31, 2010
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	15,140,684	(4,606,516)	10,534,168
Machinery and equipment	52,257,238	(29,044,684)	23,212,554
Utility equipment	1,167,108	(602,642)	564,466
Furniture and fixtures	940,263	(533,370)	406,893
Other equipment	2,432,287	(1,253,312)	1,178,975
Construction in progress and prepayments for equipment	4,126,547	—	4,126,547

	78,967,319	(36,040,524)	42,926,795

A.	Capitalized interest expense for the years ended December 31, 2009 and 2010:

	2009	2010
	NT$	NT$
Total interest expense including capitalized interest	36,850	11,753
Capitalized interest (included in property, plant and equipment)	—	(292)

Interest expense	36,850	11,461

Interest capitalization rate	—	0.8911%

B.	On February 26, 2010, the Company’s Board of Directors resolved to sell certain equipments to ChipMOS Taiwan. Proceeds of the transaction totaled $1,630,580, which is determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as mutual agreement between the Company and ChipMOS Taiwan. Both parties signed the equipment purchase / sales agreement on February 26, 2010. As of December 31, 2010, the Company has delivered the equipment and received proceeds amounted to $1,140,580, and recognized gain on disposal of assets of $3,608. The uncollected proceeds amounted to $490,000 (shown as other financial assets – current).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

11. Short-term Loans

	December 31,
Nature of loans	2009	2010
	NT$	NT$
Credit loans	225,488	1,461,281

Interest rates	1.2445%	0.95%~0.96%

12. Other Payables

	December 31,
	2009	2010
	NT$	NT$
Payables for equipment	1,370,759	2,970,374
Other payables	882,545	984,450

	2,253,304	3,954,824

13. Long-term Loans

			December 31,
Financial institution	Line of credits	Loan period and repayment method	2009	2010
			NT$	NT$
Mega International Commercial Bank (The management bank of co-financing loans)	NT$ 5 billion and US$ 0.15 billion	October 29, 2010 ~ October 29, 2015 Repayable in 6 semi-annual installments starting from April 2013	—	4,377,000
Less: Amortization of arrangement fee of long-term co-financing loans			—	(8,842)

			—	4,368,158

Available credit line			—	5,000,000

Interest rates			—	0.8911%

A.	In order to fulfill operational and capital expenditure needs, the Company has entered into a co-financing-loan agreement in October 2010 with eleven financial institutions, including Mega International Commercial Bank, the management bank. The lines of credit consisted of credit amount of NT$ 5 billion and US$ 0.15 billion with credit period of five years. The interest expense is calculated based on floating interest rates.

B.	Pursuant to the above loan agreement, the Company should maintain certain financial covenants, such as current ratio, debt ratio as well as the interest coverage ratio, calculated based on both semi-annual and annual audited financial statements. As of December 31, 2010, the Company was in compliance with all of the loan covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

14. Pension Plan and Net Periodic Pension Cost

A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005 and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the custodian, which acquired the Central Trust of China on July 1, 2007. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units.

B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net pension costs amounted to NT$312,441, NT$272,177 and NT$356,469 for the years ended December 31, 2008, 2009, and 2010, respectively.

C.	Siliconware USA, Inc. has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from Siliconware USA, Inc. to its employees’ individual pension accounts. Contributions made in accordance with the Plan amounted NT$8,812, NT$8,782, and NT$8,195, respectively, for the years ended December 31, 2008, 2009 and 2010.

D.	Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations. The contributions are recorded as pension expense.

E.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to R.O.C. SFAS No. 18:

(1)	Assumptions used in actuarial calculations for the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
Discount rate	2.20%	2.25%	2.00%

Long-term rate of compensation increase	1.00%	2.00%	2.00%

Expected rate of return on plan assets	2.50%	2.00%	2.50%

	December 31,
	2009	2010
	NT$	NT$
Vested benefit	(77,782)	(155,412)

Vested benefit obligation	(68,100)	(135,300)

Accumulated benefit obligation	(1,365,669)	(1,524,750)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Changes in benefit obligation for the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Projected benefit obligation at the beginning of the year	(1,620,782)	(1,544,731)	(1,922,596)
Service cost	(36,001)	(29,786)	(33,034)
Interest cost	(45,252)	(34,630)	(43,083)
Plan amendments	59,238	(73,596)	—
Gain (loss) on projected benefit obligation	77,386	(284,261)	(154,768)
Benefit paid	20,680	44,408	33,457

Projected benefit obligation at the end of the year	(1,544,731)	(1,922,596)	(2,120,024)

(3)	Changes in plan assets for the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Fair value of plan assets at the beginning of the year	1,059,039	1,130,537	1,143,276
Actual return on plan assets	38,553	7,487	16,981
Employer contributions	53,625	49,660	49,676
Benefits paid	(20,680)	(44,408)	(33,457)

Fair value of plan assets at the end of the year	1,130,537	1,143,276	1,176,476

(4)	Funded status on December 31, 2009 and 2010:

	December 31,
	2009	2010
	NT$	NT$
Fair value of plan assets	1,143,276	1,176,476
Projected benefit obligation	(1,922,596)	(2,120,024)

Funded status	(779,320)	(943,548)
Unrecognized net transition assets	(912)	—
Prior service cost	15,312	14,262
Unrecognized net actuarial loss	727,153	863,842
Additional pension liability	(184,626)	(282,830)

Accured pension liability	(222,393)	(348,274)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Components of net periodic cost for the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Service cost	36,001	29,786	33,034
Interest cost	45,252	34,630	43,083
Expected return on plan assets	(32,470)	(28,862)	(23,215)
Amortization of unrecognized net transition assets	(913)	(913)	(912)
Amortization of prior service cost	(1,424)	470	1,050
Amortization of unrecognized loss	15,374	10,682	24,313

Net periodic pension cost	61,820	45,793	77,353

15. Capital Stock

A.	As of December 31, 2010, the authorized capital of the Company was NT$36,000,000, represented by 3,600,000,000 common shares with par value of NT$10 (in dollars) per share. As of December 31, 2010, the paid-in capital was NT$31,163,611.

B.	On August 31, 2009, the Company merged with SIC and retired 36,229 thousand shares of the Company’s shares held by SIC. The capital reduction was approved by the Ministry of Economic Affairs on September 18, 2009.

C.	The Company issued NT$1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2010, the outstanding ADSs amounted to 124,828,695 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights

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

For the years ended December 31, 2008, 2009 and 2010, details of the employee stock options granted, exercised and canceled and exercise price of the employee stock options are as follows: (Numbers of options are presented in thousands)

	Number of options	Weighted average exercise price (in dollars)
		NT$
Outstanding options at January 1, 2008	1,514	5.83
Exercised	(1,273)	5.81
Forfeited / cancelled	(241)	5.97

Outstanding options at December 31, 2008	—	—

Outstanding options at December 31, 2009	—	—

Outstanding options at December 31, 2010	—	—

16. Capital Reserve

A.	According to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital. Other capital reserve shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., the capital reserve is allowed to be transferred to capital one year after the registration of capitalization is approved.

17. Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2) and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3) and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Among the total dividend distributed, at least 50% of which is distributed as cash dividend and the rest is stock dividend. The appropriation of the profit is subject to the resolution adopted by the Board and approval by the stockholders. As of April 26, 2011, the Board of Directors of the Company has resolved the distribution of the 2010 earnings. The resolved distributed amount of cash dividends is NT$1.62 (in dollars) per share. Any information in relation to the appropriation of the Company’s 2010 earnings will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges after the Board’s resolution and the stockholders’ approval.

C.	Legal reserve can only be used to offset deficits or increase capital. The legal reserve can be used to increase capital when and only when the reserve balance exceeds 50% of the capital stock, and the amount capitalized should be limited to 50% of the legal reserve.

D.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments, such as cumulative foreign currency translation adjustment and unrealized loss on available-for-sale financial assets. Such special reserve is not available for dividend distribution. In the subsequent year (s), if the year-end balances of the cumulative foreign currency translation adjustment and unrealized losses on available-for-sale financial assets no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

E.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2010, the undistributed earnings derived on or after January 1, 1998 was NT$5,644,961.

F.	As of December 31, 2010, the balance of stockholders’ imputation tax credit account of the Company was NT$14,431. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2010 is 9.85%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in the following year is approximately 8.94%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend allocation date.

G.	The distributions of 2007, 2008 and 2009 dividends had been resolved at the stockholders’ meetings on June 13, 2008, June 10, 2009 and June 15, 2010, respectively. Details are summarized below:

	2007		2008		2009
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$		NT$
Stock dividends	307,470	0.10	—	—	—	—
Cash dividends	13,836,139	4.50	5,674,662	1.80	8,040,212	2.58

	14,143,609	4.60	5,674,662	1.80	8,040,212	2.58

At the stockholders’ meeting on June 15, 2010, the Company’s stockholders also resolved to distribute NT$893,357 cash as employees’ bonuses and NT$79,108 as directors’ and supervisors’ remunerations, respectively. The distributed amount is the same as the estimated amount accrued in 2009. Any information in relation to the Company’s earnings of distribution after the stockholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.

H.	According to the Articles of Incorporation of the Company, for the years ended December 31, 2009 and 2010, the Company accrued NT$893,357 and NT$560,945 as employees’ bonuses and NT$79,108 and NT$50,642 as directors’ and supervisors’ remuneration, respectively, which were accrued based on 10% and 1% of net income after considering the required capital reserve.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

18. Treasury Stock

As of December 31, 2008, SIC, the subsidiary of the Company, held 36,229 thousand shares of the Company’s stock, with book value of NT$21.92 (in dollars) per share. The closing price of the Company’s stock was NT$28 (in dollars) per share on December 31, 2008. SIC was merged into the Company on August 31, 2009 and all 36,229 thousand shares of the Company’s stock held by SIC were retired for capital reduction.

19. Impairment of Long-term Investments

	Impairment loss on long-term investments
	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Recognized in income statement	3,030,605	—	—

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

20. Income Tax

The Company and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense is as follows:

	As of end for the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate	1,578,720	2,556,486	1,141,154
Tax exempt income and other permanent differences	(566,347)	(860,778)	(287,344)
Investment tax credits	(863,441)	(355,923)	(270,691)
Changes in allowance for deferred income tax assets	63,330	(74,349)	(32,076)
Adjustment for deferred tax assets due to change of statutory tax rate	—	134,747	80,848
(Over) under provision from prior years	(1,739)	22,375	8,387
Alternative minimum tax	—	—	122,595
Additional 10% tax on undistributed earnings	—	751	—

Income tax expense	210,523	1,423,309	762,873
Adjustments:
Net change of deferred income tax assets	690,683	(581,645)	(244,650)
Directly debit shareholders’ equity	—	35,277	39,859
Increase in income tax payable	(33,987)	(14,168)	(4,549)
Prepaid and withholding tax	(52,796)	(13,601)	(32,920)
Subsidiary’s tax refund receivable (shown as other financial assets, current)	7,455	179	—

Income tax payable	821,878	849,351	520,613

Income tax payable carried over from prior year	—	7,270	6,782

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	For the years ended December 31, 2008, 2009 and 2010, significant portion of the permanent differences were derived from the revenue from assembly of certain integrated circuit products exempted from income tax and the income tax exemption of capital gain from domestic security transactions.

B.	The details of deferred income tax assets and liabilities arising from temporary differences, investment tax credits and loss carryforwards as of December 31, 2009 and 2010 were as follows:

	December 31,
	2009		2010
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current :
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	135,368	27,074	97,762	16,619
Unrealized sales allowance	441,212	88,242	146,569	24,917
Unrealized foreign currency exchange loss (gain)	1,655	331	(58,841)	(10,003)
Allowance for (reversal of) doubtful accounts	218,944	43,789	(21,261)	(3,614)
Others	4,871	974	5,218	887
Investment tax credits		639,000		559,268

		799,410		588,074

Noncurrent :
Temporary difference
Impairment loss	2,273,476	454,695	2,218,381	377,125
Depreciation expense	(545,356)	(109,071)	(159,311)	(27,083)
Unrealized gain arising from valuation for financial assets	(176,384)	(35,277)	(441,977)	(75,136)
Deferred asset - intercompany profit	51,946	10,389	48,646	8,270
Unrealized loss on idle assets	247,196	49,439	212,869	36,187
Others	5,268	1,055	5,642	959
Loss carryforwards	109,850	12,083	—	—
Investment tax credits		882,586		854,670

		1,265,899		1,174,992
Valuation allowance for deferred income tax assets		(159,694)		(102,283)

		1,106,205		1,072,709

Valuation allowance for deferred income tax assets relates primarily to unrealized loss of holding foreign long-term investments and allowance for investment tax credits from qualifying research and development expenditure and loss carryforwards.

C.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2007.

D.	SIC’s income tax returns have been assessed and approved by the Tax Authority through 2009.

E.	According to the amended Enterprise Income Tax Law of the Peoples Republic of China, effective January 1, 2008, Siliconware Technology (Suzhou) Limited that is eligible for five-year tax holiday would be qualified for a five-year transition period to move up its tax rate to 25%. The annual tax rates are gradually adjusted from 2008 to 2012 at 18%, 20%, 22%, 24% and 25%, respectively. From January 1, 2008, two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate are effective. In 2010, the first profitable year of operation, the aggregate tax benefit of such tax benefit was NT$51,841, which is approximately NT$0.016 (in dollars) per share.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

F.	According to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. As of December 31, 2010, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follow:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	1,190,882	945,283	2011 to 2014
Qualifying research and development expenditure	597,558	468,655	2012 to 2013

	1,788,440	1,413,938

G.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2004, 2005 and 2006 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year periods from 2006 and 2008, respectively. The five-year income tax exemptions will expire in December 2010, December 2012 and May 2013, respectively. Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008.

21. Earnings Per Share

	For the year ended December 31, 2008
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
			(Note)
Basic earnings per share
Net income	6,524,053	6,313,530	3,115,321	2.09	2.03

Dilutive effect of employee bonuses	—	—	24,125
Dilutive effect of employee stock option	—	—	13

Diluted earnings per share	6,524,053	6,313,530	3,139,459	2.08	2.01

Note: Company’s common stocks held by SIC are deducted during the calculation of weighted average outstanding common stock.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2009
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	10,213,138	8,789,829	3,116,361	3.28	2.82

Dilutive effect of employee bonuses	—	—	21,912

Diluted earnings per share	10,213,138	8,789,829	3,138,273	3.25	2.80

	For the year ended December 31, 2010
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	6,389,780	5,626,907	3,116,361	2.05	1.81

Dilutive effect of employee bonuses	—	—	16,901

Diluted earnings per share	6,389,780	5,626,907	3,133,262	2.04	1.80

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

22. Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2008
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	6,586,012	1,766,164	8,352,176
Labor and health insurance	495,590	109,989	605,579
Pension expense	309,474	73,599	383,073
Other	547,882	124,923	672,805

	7,938,958	2,074,675	10,013,633

Depreciation	8,632,102	213,123	8,845,225

Amortization	478,892	104,733	583,625

	For the year ended December 31, 2009
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	6,357,938	1,583,168	7,941,106
Labor and health insurance	439,657	106,281	545,938
Pension expense	258,825	67,927	326,752
Other	528,544	166,604	695,148

	7,584,964	1,923,980	9,508,944

Depreciation	8,266,502	181,956	8,448,458

Amortization	403,365	91,326	494,691

	For the year ended December 31, 2010
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	7,543,043	1,804,289	9,347,332
Labor and health insurance	600,116	130,295	730,411
Pension expense	353,285	88,732	442,017
Other	582,912	131,580	714,492

	9,079,356	2,154,896	11,234,252

Depreciation	8,166,168	313,193	8,479,361

Amortization	323,086	98,604	421,690

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

23. Related Party Transactions

A.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
Phoenix Precision Technology Corporation (PPT)	The Company holds directorship (Note 1)

Vertical Circuits, Inc.	Investee company accounted for under equity method (Note 2)

Note 1: PPT merged with Unimicron on December 1, 2009 and PPT is the dissolved entity. Therefore, the named company ceased to be a related party of the Company commencing December 1, 2009.

Note 2: The Company obtained the ownership of VCI on December 1, 2010, and therefore, it becomes a related party of the Company on the same day. The annual disclosure of related party transactions has merely disclosed for the year ended December 31, 2010.

B.	Significant Transactions with Related Parties:

(1)	Sales

	For the years ended December 31,
	2008		2009		2010
	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Vertical Circuits, Inc.	—	—	—	—	2,989	—

The sales price and payment terms provided to related party were generally comparable to those provided to non-related parties.

(2)	Purchases

	For the years ended December 31,
	2008		2009		2010
	Amount	% of net purchase	Amount	% of net purchase	Amount	% of net purchase
	NT$		NT$		NT$
Phoenix Precision Technology Corporation	2,093,426	8	2,084,971	7	—	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The purchase prices provided by Phoenix Precision Technology Corporation were generally comparable to those provided by non-related parties.

(3)	Accounts receivable

	As of December 31,
	2009		2010
	Amount	% of account receivables	Amount	% of account receivables
	NT$		NT$
Vertical Circuits, Inc.	—	—	415	—

(4)	Other Expenses / Other Payables

	As of and for the years ended December 31,
	2008		2009		2010
	Other expenses	Other payables	Other expenses	Other payables	Other expenses	Other payables
	NT$	NT$	NT$	NT$	NT$	NT$
Phoenix Precision Technology Corporation	12,284	1,733	7,201	—	—	—

The purchase prices and payment terms provided by related parties were generally comparable to those provided by non-related parties.

(5)	New Product Development Expense / Deferred Charges

	As of and for the years ended December 31,
	2008		2009		2010
	New product development expense	Deferred charges	New product development expense	Deferred charges	New product development expense	Deferred charges
	NT$	NT$	NT$	NT$	NT$	NT$
Vertical Circuits, Inc.	—	—	—	—	3,494	11,920

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Salaries / Remunerations Paid to Directors, Supervisors, and Managements

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Salary	53,917	54,394	58,637
Remuneration / compensation	14,178	35,333	55,564
Operating expenses	474	506	1,039
Earnings distribution	137,475	145,620	105,194

	206,044	235,853	220,434

i.	Salary includes base salary, job allowance, retirement pension and etc.

ii.	Compensation includes various kinds of bonuses, other financial incentives and etc.

iii.	Operating expenses include transportation fare, dormitory and other kinds of practical subsidies.

iv.	Earnings distribution means directors’ and supervisors’ remunerations and employees’ bonuses recognized for the current period.

v.	Please refer to the Company’s annual report to stockholders for other related information.

24. Assets Pledged as Collaterals

As of December 31, 2009 and 2010 the following assets have been pledged as collaterals against certain obligations of the Company:

	December 31,
Assets	2009	2010	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	278,600	336,700	Guarantees for custom duties and leasing land

25. Commitments and Contingencies

A.	As of December 31, 2010, the Company and its subsidiaries issued but unused letters of credit for imported machinery and equipment is approximately NT$241,602.

B.	For the needs of its future operations, the Company and its subsidiaries entered into several purchase agreements amounting to NT$2,354,990, of which NT$1,186,204 remained unpaid as of December 31, 2010.

C.	The Company entered into several contracts with five foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees based on the total number of certain products sold. Contracts are valid through March 2012, May 2014, December 2015 and May 2018, until all patents included in the contracts expire and until both parties agree to terminate the contracts, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	On March 1, 2006, the Company was informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against the Company, its subsidiary Siliconware U.S.A., Inc. and other semiconductor companies. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that the Company has breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, the Company filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the USPTO, four of which being asserted by Tessera against the Company in the California Litigation. The USPTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art, and part of the asserted patent claims are confirmed by PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences.

Because litigation is inherently unpredictable, the Company is unable to accurately predict the ultimate outcome.

E.	On February 26, 2010, the Company’s Board of Directors resolved to sell certain equipment to ChipMOS Taiwan. Proceeds of the transaction totaled NT$1,630,580, which is determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as mutual agreement between the Company and ChipMOS Taiwan. Both parties signed the equipment purchase / sales agreement on the same day. Under the terms of the equipment purchase / sales agreement, the Company commits not to build up capacity for DRAM testing and LCD driver assembling and testing services within five years from February 26, 2010. As of December 31, 2010, the Company has delivered the equipment and received proceeds amounted to NT$1,140,580.

On February 26, 2010, the Company’s Board of Directors also resolved to purchase 133,000 thousand common shares of ChipMOS Taiwan from ChipMOS Bermuda. ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. Consideration of the share purchase totaled NT$1,630,580, which is determined based on the valuation report provided by Horizon Securities Ltd. as well as mutual agreement between the Company and ChipMOS Bermuda. Both parties signed the share purchase / sales agreements on February 26, 2010. As of December 31, 2010, the Company has obtained 99,750 thousand shares of the above shares of ChipMOS Taiwan and paid NT$1,140,580 accordingly.

26. Significant Disaster Loss

None.

27. Significant Subsequent Event

A.	On January 4, 2011, the Company received NT$490,000 payment from ChipMOS Taiwan as proceeds of selling the equipment.

B.	On January 7, 2011, the Company obtained certain shares of ChipMOS Taiwan from ChipMOS Bermuda and paid the remaining consideration of NT$490,000. As of January 26, 2011, the Company has acquired the agreed equity interest in ChipMOS Taiwan, which is 15.77% of the outstanding shares of ChipMOS Taiwan.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

28. Other

A.	Fair Values of Financial Instruments:

	December 31,
	2009			2010
		Fair Value			Fair Value
Non-derivative financial instruments:	Book Value	Quotation in an active market	Estimated using a valuation technique	Book Value	Quotation in an active market	Estimated using a valuation technique
	NT$	NT$	NT$	NT$	NT$	NT$
Financial assets
Financial assets with book value equal to fair value	31,425,800	—	31,425,800	26,545,319	—	26,545,319
Available-for-sale financial assets, noncurrent	3,825,793	3,825,793	—	4,887,007	4,887,007	—
Financial assets carried at cost, noncurrent	315,394	—	—	1,449,343		—

	35,566,987	3,825,793	31,425,800	32,881,669	4,887,007	26,545,319

Financial liabilities
Financial liabilities with book value equal to fair value	14,872,398	—	14,872,398	16,426,214	—	16,426,214
Long-term loans (including current portion)	—	—	—	4,368,158	—	4,368,158

	14,872,398	—	14,872,398	20,794,372	—	20,794,372

Methods and assumptions used to estimate the fair values of financial instruments are as follows:

(1)	Financial assets and liabilities with fair values equal to book values are cash, notes receivable, accounts receivable, other financial assets - current, refundable deposits, short-term loans, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term debts, other current liabilities and other liabilities because of their short maturities.

(2)	Available-for-sale financial assets, noncurrent are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.

(3)	Financial assets carried at cost, noncurrent are recorded at cost as there is no active quoted market prices and the fair value cannot be measured fairly.

(4)	The book value of long-term loans approximates their fair value as floating interest rates are borne for the long term loans.

B.	Financial assets and liabilities with the risk of interest rate fluctuation:

As of December 31, 2009 and 2010, the Company and its subsidiaries’ financial assets with fair value risk of interest rate fluctuation were NT$14,582,342 and NT$4,590,221, respectively. As of December 31, 2009 and 2010, the Company and its subsidiaries’ financial liabilities with fair value risk of interest rate fluctuation were NT$225,488 and NT$1,461,281, respectively. As of December 31, 2009 and 2010, the Company and its subsidiaries’ financial assets with cash flow risk of interest rate fluctuation were NT$3,534,000 and NT$9,508,500. As of December 31, 2009 and 2010, the Company and its subsidiaries’ financial liabilities with cash flow risk of interest rate fluctuation were nil and NT$4,368,158.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	The income or expense of financial assets and liabilities that are not at fair value through profit or loss:

For the years ended December 31, 2008, 2009 and 2010, total interest income of financial assets that are not at fair value through profit or loss amounted to NT$366,086, NT$49,221 and NT$36,849, respectively. For the years ended December 31, 2008, 2009 and 2010, total interest expense of financial liabilities that are not at fair value through profit and loss were not recognized in earnings were NT$89,017, NT$36,850 and NT$11,530, respectively, Available-for-sale financial assets are measured at fair value at the balance sheet date. For the years ended December 31, 2008, 2009 and 2010, balance of the (decrease) increase to the stockholders’ equity due to changes in fair value were NT($3,797,804), NT$2,715,036 and NT$1,021,355, respectively. Unrealized (loss) gain on available-for-sale financial assets reclassified from equity to current earnings were NT($2,637,145), NT$1,947,879 and nil, respectively, for the years ended December 31, 2008, 2009 and 2010.

D.	Financial risk control:

The Company and its subsidiaries have implemented appropriate risk management and control processes to identify, measure, and control the risks associated with the market, credit, liquidity and cash flows.

E.	Financial risk information:

1.	Financial assets: investments in equity instruments

	December 31,
	2009	2010
	NT$	NT$
Available-for-sale financial assets	3,825,793	4,887,007
Financial assets carried at cost	315,394	1,449,343

	4,141,187	6,336,350

(1)	Market risk:

The Company and its subsidiaries’ investments in equity instruments are exposed to the market price risk. However, the Company and its subsidiaries perform risk management controls to minimize the potential loss to an acceptable level. The Company and its subsidiaries believe that the probability of significant market risk is low.

(2)	Credit risk:

The Company and its subsidiaries’ investments in available-for-sale financial assets are through creditable financial institutions. The expected credit exposure to such financial institutions is low. For equity investments carried at cost, the Company and its subsidiaries have evaluated counter parties’ credit condition each time when the Company and its subsidiaries entered into investment transaction. Thus, the credit risk is low.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

2.	Financial liabilities: debt instruments

	December 31,
	2009	2010
	NT$	NT$
Short-term loans	225,488	1,461,281
Long-term loans	—	4,368,158

	225,488	5,829,439

(1)	Market risk:

The Company and its subsidiaries’ short-term loans are expired within one year. Long-term loans are calculated with floating interest rates, so there is no significant market risk.

(2)	Credit risk:

Debt instruments issued by the Company and its subsidiaries do not have significant credit risk.

(3)	Liquidity risk:

The Company and its subsidiaries maintain sufficient working capital to meet their cash requirements. Therefore, there is no significant liquidity risk.

(4)	Cash flow risk of interest rate:

The Company and its subsidiaries obtained short-term loans with fixed interest rate and long-term loans with floating interest rate. Effective interest rates of long-term loans will fluctuate based on the changes in market rate and also affect the future cash flow. Under the fixed exchange rate, the Company’s cash outflow will increase $46,268 annually while the interest rate increase by 1%.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

3.	The information of significant effect of foreign currency financial assets and liabilities:

The Company and its subsidiaries engaged in certain business denominated in foreign currencies, and therefore the fluctuation of foreign currency exchange rates had impact on these business consequently. The information of foreign currency financial assets and liabilities with significant effect by the fluctuation of foreign currency exchange rates as of December 31, 2009 and 2010 are as follows:

	December 31, 2009		December 31, 2010
(Foreign currencies : Functional currencies)	Foreign Currencies	Exchange Rates	Foreign Currencies	Exchange Rates

Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	282,452	31.97	292,459	29.08
United States Dollars : Chinese Renminbi	12,146	6.8282	25,647	6.6227
Nonmonetary assets
United States Dollars : New Taiwan Dollars	8,644	31.94	18,628	29.08
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	—	—	5,121	29.08

Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	109,822	32.07	277,871	29.18
Japanese Yen : New Taiwan Dollars	3,513,483	0.3491	3,545,471	0.3602
United States Dollars : Chinese Renminbi	14,521	6.8282	64,466	6.6227
Japanese Yen : Chinese Renminbi	83,246	0.07378	322,825	0.08126

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

29. Special Disclosure Items Required by R.O.C. GAAP

A.	Significant Transaction Information

(1)	Loans to third parties attributed to financial activities:

For the year ended December 31, 2010: None.

(2)	Endorsement and guarantee provided to third parties:

For the year ended December 31, 2010: None.

(3)	The ending balance of securities are summarized as follows:

As of December 31, 2010:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value per share (in dollars)
						NT$		NT$
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Subsidiary	Long-term investments accounted for under equity method	128,400	4,797,235	100.00%	37.36	(Notes 3 and 6)

Siliconware Precision Industries Co., Ltd.	Stock	Vertical Circuits, Inc.	Investee accounted for under equity method	Long-term investments accounted for under equity method	15,710	148,918	30.69%	9.48	(Note 3)

Siliconware Precision Industries Co., Ltd.	Stock	Unimicron Technology Corporation	—	Available-for-sale financial assets, noncurrent	76,502	4,345,317	4.94%	56.80

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies (Bermuda) Ltd.	—	Available-for-sale financial assets, noncurrent	12,175	541,690	11.01%	44.49	(Note 4)

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	—	Financial assets, carried at cost, noncurrent	93,033	1,140,580	11.04%	12.24	(Note 5)

Siliconware Precision Industries Co., Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets, carried at cost, noncurrent	57,810	170,000	7.58%	8.27	(Note 3)

Siliconware Precision Industries Co., Ltd.	—	Mega Mission Limited Partnership	—	Financial assets, carried at cost, noncurrent	(Note 2)	132,063	4.00%	—

Siliconware Precision Industries Co., Ltd.	—	Others (Note 1)	—	Financial assets, carried at cost, noncurrent	—	6,700	—	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 1: The book value of individual marketable security does not exceed NT$100,000.

Note 2: The contributed capital was US $6,000.

Note 3: The market value is not available. Therefore, the net equity per share as of December 31, 2010 was used.

Note 4: The closing price of US$1.53 (in dollars) per share on December 31, 2010 was used. (Exchange rate at US$1: NT$29.08)

Note 5: The market value is not available. Therefore, the audited net equity per share as of June 30, 2010 was used.

Note 6: Eliminated under consolidation.

(4)	Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2010:

			Name	The relationship	Beginning balance		Addition		Disposal				Ending balance
Investor	Name of the security	General ledger accounts	of the counter party	of the issuers with the Company	Number of shares / unit (in thousands)	Amount	Number of shares / unit (in thousands)	Amount	Number of shares / unit (in thousands)	Sales price	Book value	Gain (loss) from disposal	Number of shares / unit (in thousands)	Amount
						NT$		NT$		NT$	NT$	NT$		NT$
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	Long-term investment accounted for under equity method	Capital increase by cash	Subsidiary	98,400	3,637,473	30,000	959,700	—	—	—	—	128,400	4,797,235 (Notes 1 and 2)

Siliconware Precision Industries Co., Ltd.	Vertical Circuits, Inc.	Long-term investment accounted for under equity method	Capital increase by cash	Investee accounted for under equity method	—	—	15,710	152,675	—	—	—	—	15,710	148,918 (Note 1)

Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Financial assets, carried at cost, noncurrent	ChipMOS Technologies (Bermuda) Ltd.	—	—	—	93,033	1,140,580	—	—	—	—	93,033	1,140,580

Note 1: The ending balance includes the investment income (loss) and cumulative translation adjustments.

Note 2: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2010:

						Related party as counter party
Name of the properties	Date of transaction	Transaction amount	Status of payment	Counter party	Relationship with the Company	Original owner which sold the property to the counter party	The relationship of the original owner with the Company	Date of the original transaction	Amount	The bases or reference used in deciding the price	Purpose and status of the acquisition	Other commitment
		NT$	NT$						NT$
Building improvements	January 2010	110,000	99,000	Acter Co., Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	January 2010	177,000	177,000	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	January 2010	211,000	211,000	Acter Co., Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	March 2010	204,100	204,100	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	March 2010	203,700	203,700	Acter Co., Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building	April 2010	105,800	84,640	Jun-Biau Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	August 2010	184,500	—	Acter Co., Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

Building improvements	October 2010	112,600	—	Chung-Rui Construction Corporation Ltd.	—	—	—	—	—	As specified in contract	For operating use	Payment made according to construction progress

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2010: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2010:

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable
Purchase / sales company	Name of the counter party	Relationship with the counter party	Purchases / sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Accounts payable amount (Note 2)	Percentage of accounts payable
				NT$			NT$		NT$
Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Purchases	195,381	1%	Note 1	—	—	5,079	—

Note 1: The purchase prices and payment terms provided by Siliconware Technology (Suzhou) Limited were determined in accordance with mutual agreement due to no comparable transactions.

Note 2: Eliminated under consolidation.

(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2010: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2010: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B. Related Information on Investee Companies

(1)	Basic information on investee companies:

For the year ended December 31, 2010:

				Original investments		The Company / majority owned subsidiary owns			Current period
Investor	Name of Investee	Location	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Ownership Percentage	Book value	Net income (loss) of investee	Income recognized by the Company	Note
				NT$	NT$			NT$	NT$	NT$
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	3,733,872	2,861,472	128,400	100.00%	4,797,235	493,902	493,902	(Notes 1, 2, 7 and 8)
Siliconware Precision Industries Co., Ltd.	Vertical Circuits, Inc.	Scotts Valley, CA, USA	Assembly service providing	145,400	—	15,710	30.69%	148,918	(156,036)	(3,757)	(Notes 1 and 7)
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationship maintenance with companies headquartered in North America	36,350	36,350	1,250	100.00%	135,518	5,205	5,205	(Notes 3, 7 and 8)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	3,786,216	2,913,816	130,200	100.00%	4,652,532	488,850	488,850	(Notes 3, 7 and 8)
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Assembly and testing service providing	3,780,400	2,908,000	(Note 5)	100.00%	4,651,523	491,484	489,666	(Notes 4, 6, 7 and 8)

Note 1: The Company’s investee accounted for under the equity method.

Note 2: The Company’s subsidiary.

Note 3: An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited.

Note 4: An investee accounted for under the equity method of SPIL (Cayman) Holding Limited.

Note 5: The contributed capital was US$130,000.

Note 6: The investment income (loss) recognized during the current period already excludes the amount of unrealized intercompany profit on disposal of assets and loss on sales.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 7: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 8: Eliminated under consolidation.

(2)	The ending balance of securities held by investee companies:

As of December 31, 2010:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value (Notes 3 and 4 )	Percentage of ownership	Market value per share (in dollars) (Note 2)
						NT$		NT$
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under equity method	1,250	135,518	100.00%	108.41
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under equity method	130,200	4,652,532	100.00%	35.73
SPIL (Cayman) Holding Limited	—	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under equity method	(Note 1)	4,651,523	100.00%	—

Note 1: The contributed capital was US$130,000.

Note 2: The market value is not available. Therefore, the net equity per share as of December 31, 2010 was used.

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Securities for which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2010:

				The relationship of the issuers with the Company	Beginning balance		Addition		Disposal				Ending balance
Investor	Name of the security	General ledger accounts	Name of the counter party		Number of shares / unit (in thousands)	Amount (Note 5)	Number of shares / unit (in thousands)	Amount (Note 5)	Number of shares / unit (in thousands)	Sales price	Book value	Gain (loss) from disposal	Number of shares / unit (in thousands)	Amount (Notes 4, 5 and 6)
						NT$		NT$		NT$	NT$	NT$		NT$
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Long-term investments accounted for under equity method	Capital increase by cash	Indirect subsidiary of the Company	100,200	2,913,816	30,000	872,400	—	—	—	—	130,200	4,652,532
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Long-term investments accounted for under equity method	Capital increase by cash	Indirect subsidiary of the Company	(Note 1)	2,908,000	(Note 2)	872,400	—	—	—	—	(Note 3)	4,651,523

Note 1: The contributed capital was US$100,000.

Note 2: The contributed capital was US$30,000.

Note 3: The contributed capital was US$130,000.

Note 4: The ending balance includes the investment income under equity method and cumulative translation adjustments.

Note 5: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 6: Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C. Information of investment in Mainland China:

(1)	Information of investment in Mainland China:

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Accumulated remittance as of January 1, 2010	Remitted (collected) this period	Accumulated remittance as of December 31, 2010	Ownership held by the Company (Direct and indirect)
		NT$		NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Assembly and testing service providing	3,780,400 (US$ 130,000)	(Note 1)	2,908,000 (US$ 100,000)	872,400 (US$ 30,000)	3,780,400 (US$ 130,000)	100%
		(Note 3)		(Note 3)	(Note 3)	(Note 3)

Investment income (loss) recognized by the Company during the period	Ending balance of investment	The investment income (loss) remitted back as of December 31, 2010	Accumulated remittance from Taiwan to Mainland China	The investment balance approved by Investment Commissions, Ministry of Economic Affairs	The ceiling of investment in mainland China according to Investment Commissions, Ministry of Economic Affairs
NT$	NT$	NT$	NT$	NT$	NT$
489,666	4,651,523	—	3,780,400	3,780,400	(Note 5)
(Notes 2, 3 and 4)	(Notes 3 and 4)		(US$ 130,000)	(US$ 130,000)

Note 1: The Company set up a subsidiary in the third country to invest in Mainland China.

Note 2: The investment income (loss) was recorded based on the audited financial statements.

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

(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas:

i. Property transactions between the parent company and the subsidiary for the years ended December 31, 2009 and 2010:

	For the year ended December 31, 2009
	Name of the property	Sales amount	Book value	Gain on disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	163,522	116,162	47,360	20,230

	Name of the property	Purchase amount	Other payables
		NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	2,991	—

	For the year ended December 31, 2010
	Name of the property	Sales amount	Book value	Gain on disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	52,325	42,456	9,869	29,481

	Name of the property	Purchase amount	Other payables
		NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	13,301	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

ii. Transactions above were eliminated under consolidation.

D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.

(1)	For the year ended December 31, 2009:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	368,058	As specified in contract	0.62%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	62,350	Comparable to those provided by non-related parties	0.08%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Purchase	347,248	As specified in contract	0.59%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Accounts payable	189,952	As specified in contract	0.24%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	For the year ended December 31, 2010:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	373,430	As specified in contract	0.58%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	21,653	Comparable to those provided by non-related parties	0.03%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Purchase	195,381	As specified in contract	0.31%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Accounts payable	5,079	Comparable to those provided by non-related parties	0.01%

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

B. Operations in Different Geographic Areas

The Company has no significant foreign operations.

C. Sales

	For the years ended December 31,
Geographic areas	2008	2009	2010
	NT$	NT$	NT$
Taiwan	21,020,922	20,097,950	20,512,347
U.S.	28,631,910	26,006,761	26,770,635
Canada	3,668,015	3,867,950	4,553,917
Others	9,082,087	9,321,931	12,020,571

	62,402,934	59,294,592	63,857,470

Sales by geographic region are identified by the locations where customers are headquartered.

	For the years ended December 31,
Services	2008	2009	2010
	NT$	NT$	NT$
Packaging revenues	53,780,062	51,356,743	54,140,057
Testing and other revenues	8,622,872	7,937,849	9,717,413

	62,402,934	59,294,592	63,857,470

The above table shows, for the period indicated, net revenues for group of similar services the Company provided.

D. Major Customers

A major customer is identified as the party that accounts for more than 10 % of the Company’s net sales in any given year listed below.

	For the years ended December 31,
	2008		2009		2010
Customers	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Customer A	4,808,879	8	4,402,282	7	6,393,270	10
Customer B	6,874,567	11	6,960,529	12	6,297,407	10
Customer C	5,164,169	8	6,293,643	11	5,375,772	8

	16,847,615	27	17,656,454	30	18,066,449	28

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

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between R.O.C. GAAP and U.S. GAAP:

Reconciliation of consolidated net income:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$

Net income as reported under R.O.C. GAAP	6,313,530	8,789,829	5,626,907	193,099
U.S. GAAP adjustments:
Compensated absences	(2,264)	(14,994)	(8,150)	(280)
Compensation	(1,581,727)	—	—	—
Impairment on long-term investments	(279,843)	—	—	—
Defined benefit pension plan — net periodic pension cost	240	95	(341)	(12)

Total U.S. GAAP adjustments	(1,863,594)	(14,899)	(8,491)	(292)
Taxation effect	(56,164)	(20,401)	(21,802)	(748)

Net income under U.S. GAAP	4,393,772	8,754,529	5,596,614	192,059

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$

Earnings per share under U.S. GAAP (in dollars)
Basic	1.42	2.81	1.80	0.06

Diluted	1.42	2.81	1.80	0.06

Weighted average number of common stock outstanding (in thousands)
Basic	3,088,843	3,116,361	3,116,361	3,116,361
Effect of dilutive securities — employee stock option	14,650	—	—	—

Diluted	3,103,493	3,116,361	3,116,361	3,116,361

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Reconciliation of consolidated stockholders’ equity

	December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
Total stockholders’ equity as reported under R.O.C. GAAP	59,314,121	63,081,226	61,296,181	2,103,507
U.S. GAAP adjustments:
Compensated absences	(58,207)	(73,201)	(81,351)	(2,792)
Defined benefit pension plan	(171,901)	(362,506)	(385,565)	(13,231)
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	167,244
Taxation effect	(40,309)	(60,710)	(82,513)	(2,832)

Stockholders’ equity under U.S. GAAP	63,917,204	67,458,309	65,620,252	2,251,896

Movements in stockholders’ equity in accordance with U.S. GAAP:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
Balance at January 1, as reported	71,695,985	63,917,204	67,458,309	2,314,973
Net income under U.S. GAAP	4,393,772	8,754,529	5,596,614	192,060
Employee stock bonus	2,053,181	—	—	—
Adjustment for investee companies’ capital reserve	5,507	—	—	—
Cumulative translation adjustment on long-term investments	211,940	(88,289)	(293,841)	(10,084)
Change in fair value of available-for-sale marketable securities	(880,816)	767,157	1,021,355	35,050
Employee stock option exercised	7,395	—	—	—
Cash dividends	(13,836,139)	(5,674,662)	(8,040,212)	(275,917)
Cash dividends for treasury stock held by subsidiaries	161,415	65,212	—	—
Defined benefit pension plan	104,964	(282,842)	(121,973)	(4,186)

Balance at December 31	63,917,204	67,458,309	65,620,252	2,251,896

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The balance sheet accounts under U.S. GAAP are as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	9,242,800	13,297,003	456,314
Short-term investments	10,372,361	2,222,005	76,253
Notes receivable, net	40,545	73,229	2,513
Accounts receivable, net	11,299,418	9,648,610	331,112
Inventories	2,992,331	3,515,897	120,655
Other current assets	2,042,399	2,441,496	83,784

	35,989,854	31,198,240	1,070,631

Long-term investments	4,141,187	6,485,268	222,556
Property, plant and equipment	36,316,125	42,926,795	1,473,123
Intangible assets	4,873,500	4,873,500	167,244
Other assets	2,036,686	2,124,606	72,910

Total Assets	83,357,352	87,608,409	3,006,464

Current liabilities	15,117,743	16,675,599	572,258
Long-term liabilities	—	4,368,158	149,902
Other liabilities	781,300	944,400	32,408

Total Liabilities	15,899,043	21,988,157	754,568
Total Stockholders’ Equity	67,458,309	65,620,252	2,251,896

Total Liabilities and Stockholders’ Equity	83,357,352	87,608,409	3,006,464

The significant accounting policies for the reconciliation from R.O.C. GAAP to U.S. GAAP are as follows:

(1)	Consolidation

Under R.O.C. GAAP, Statement of Accounting Standards No. 7, “Consolidated Financial Statements” requires that an entity fully consolidate all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries or investees accounted for under the equity method are eliminated.

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

Under R.O.C. GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under U.S. GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services. As of December 31, 2008, 2009 and 2010, total amounts of compensated absences reconciled from R.O.C. GAAP to U.S. GAAP were NT$(2,264), NT$(14,994) and NT$(8,150), respectively.

(3)	Share-based Compensation

Employee Stock Option

A.	Under U.S. GAAP, for periods prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No.25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations and applied intrinsic value method in accounting for its employee stock options. Effective starting from January 1,2006, the Company adopted the modified prospective transition method provided by ASC Topic 718, Compensation — Stock Compensation (“ASC Topic 718”) to use the fair value method with forfeitures estimated at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. In addition, the exercise price of the Company’s stock options is subject to change due to the distribution of stock dividends. The Company was required to measure the effects of the modification and record incremental compensation cost, if any.

B.	For computing the fair value of options granted, the Company used the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The Company applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option. The Company determined the expected terms by using the simplified method in accordance with Staff Accounting Bulletin No.110 as the awards meet the definition of a “plain vanilla award”. The expected term is determined as the mid-point between the vesting period and the contractual term. The Company estimated dividend yield by historical experience. Besides, the Company used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to ASC Topic 718, which required entities based in jurisdictions outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate.

C.	Additional information concerning our employee stock option is summarized as following:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$

Total intrinsic value of the options exercised	54,131	—	—	—
Total fair value of options vested	—	—	—	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Compensation to Directors and Employees

	For the years ended December 31,
Net income impact of compensation adjustment	2008	2009	2010
	NT$	NT$	NT$	US$
U.S. GAAP adjustment:
Remuneration to directors	—	—	—	—

Employee bonuses accrual	—	—	—	—
Adjustment to fair market value	1,581,727	—	—	—

Total employee bonuses	1,581,727	—	—	—

Total net income adjustment relating to compensation	1,581,727	—	—	—

A.	Remuneration to directors

The Company’s Articles of Incorporation require a cash remuneration payment to its directors. Before January 1, 2008, such payments were charged directly to retained earnings for the period in which shareholders approve such payment under R.O.C. GAAP. However, such cash payments should be recorded as compensation expense in the period when services are rendered under U.S. GAAP.

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

Certain employees of the Company are entitled to bonuses in accordance with applicable provisions of the Company’s Articles of Incorporation. Employee bonuses are set at 10% of distributable retained earnings. Distributable retained earnings are calculated as retained earnings after various reserves have been made in accordance with R.O.C. regulations and the Company’s Articles of Incorporation and after appropriation for remuneration to directors. Employee bonuses may be granted in cash, shares, or a combination of both. Regardless of the form of the bonus, however, the stockholders are required by the Article of Incorporation to approve a 10% of distributable earnings as the employee bonus whenever there is a dividend distribution. Before January 1, 2008, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained under R.O.C. GAAP. If such employee bonuses are settled through the issuance of shares of the Company, the amount charged against retained earnings is based on the par value of the common shares issued. Under U.S. GAAP, employee bonus expense is initially accrued at the end of the period when services are rendered, at 10% of the distributable retained earnings, which is considered the minimum liability the Company has to pay. When bonuses are approved by the stockholders in the subsequent year, an additional compensation expense is recorded for the difference between the par value and the fair market value of shares granted to employees. The difference between U.S. GAAP and R.O.C. GAAP in this area would result in adjustments to the Company’s net income and stockholders’ equity as shown in reconciliation tables set forth at the beginning of this note. This accounting treatment for employee bonuses is based on the guidance of the U.S. SEC Staff Paper entitled “International Reporting and Disclosure Issues in the Division of Corporate Finance dated November 1, 2004”. The Board of Directors of the Company resolved to distribute employee bonuses of NT$1,571,512 from 2007 earnings in 2008. In addition to the adjustments to net income and stockholders’ equity as shown in the above schedules, the application of U.S. GAAP to employee’s bonuses would also result in a reclassification from retained earnings to additional paid-in capital of NT$8,792,429 for the year ended December 31, 2008.

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

(4)	Defined Benefit Pension Plan

A.	Net periodic pension cost variance between U.S. GAAP and R.O.C. GAAP

The Company’s net periodic pension cost under U.S. GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation of the difference between U.S. GAAP and R.O.C. GAAP is required before reaching U.S. GAAP funding status. For the years ended December 31, 2008, 2009 and 2010, total amounts of pension cost reconciled from R.O.C. GAAP to U.S. GAAP were NT$240, NT$95 and NT$(341), respectively.

B.	Adjustment for the U.S. GAAP funding status

Under R.O.C. GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under U.S. GAAP, additional pension liability or asset is accrued pursuant to ASC Topic 715, Compensation — Retirement Benefits (“ASC Topic 715”), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with ASC Topic 715, are now recognized as a component of other comprehensive income. For the years ended December 31, 2008, 2009 and 2010, the amounts of other comprehensive income reconciled from R.O.C. GAAP to U.S. GAAP due to the aforementioned GAAP difference were NT$(171,901), NT$(362,506) and NT$(385,565), respectively.

(5)	10% Tax on Undistributed Earnings and Tax Effect of U.S. GAAP Adjustments

Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of stockholders’ approval. Under U.S. GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the stockholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and U.S. GAAP. For the years ended December 31, 2008, 2009 and 2010, total amounts of tax expense reconciled from R.O.C. GAAP to U.S. GAAP were NT$56,164, NT$20,401 and NT$21,802, of which NT$56,822, NT$22,286 and NT$22,176 were adjusted for the undistributed earnings.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Earnings Per Share (EPS)

Prior to January 1, 2008, in calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. However, the accounting treatment for the appropriation of employees’ bonus for 2007 earnings resolved at the stockholders’ meeting held in 2008 is still in accordance with the regulations on capitalization of employees’ bonus under paragraphs 19 and 39 of R.O.C. SFAS No. 24, “Earnings per Share”. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued. The numbers of employee bonus shares issued in 2008, 2009, and 2010 were 47,145,362 shares, nil and nil, respectively.

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

(7)	Goodwill Acquired from Merger

Under R.O.C. GAAP, the fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corporation on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded.

Under U.S. GAAP, in connection with the acquisition of Siliconware Corporation in 2000, the Company recorded net assets and goodwill of NT$5,415,439, respectively, based on an independent appraisal report. Before January 1, 2002, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, ASC Topic 350, Intangibles — Goodwill and Other (“ASC Topic 350”) ceased amortization of goodwill and required the Company to perform the annual impairment analysis using a fair value approach. As of December 31, 2009 and 2010, the net carrying amount of goodwill for each year was NT$4,873,500 and no impairment of goodwill was identified during 2008 to 2010.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(8)	Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment under U.S. GAAP results in reclassifications from retained earnings to additional paid-in capital of NT$34,554,263 as of December 31, 2009 and 2010, respectively, which causes the decrease of retained earnings and increase of additional paid-in capital. The adjustments have no effect on shareholders’ equity.

(9)	Impairment of Long-lived Assets

Under both R.O.C. GAAP and U.S. GAAP, the Company is required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable.

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

The Company performs periodical review for its long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are reported at the lower of carrying amount or fair value less cost to sell. The impairment losses on idle assets for the years ended December 31, 2008, 2009 and 2010 were NT$43,093, NT$73,882 and NT$117,847, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2008, 2009 and 2010.

(10)	Disposal of ChipMOS Taiwan with Subscription of ChipMOS Technologies (Bermuda) Ltd.

On March 27, 2007, the Company disposed its common stock ownership in ChipMOS Technologies Inc., or “ChipMOS Taiwan”, and acquired common stock ownership in ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda, the parent company of ChipMOS Taiwan, through a private stock offering. Under R.O.C. GAAP, the Company evaluated whether this exchange had commercial substance, which was the expectation of significant change of the future cash flows of the Company, and concluded that no such significant change would be expected. Therefore, the Company recognized gain on disposal of investment of NT$793,492 for the year ended December 31, 2007 and deferred the recognition of gain on disposal of NT$279,843. However, under U.S. GAAP, the Company accounted for this transaction as a sale of financial assets in accordance with ASC Topic 860 － Transfers and Servicing. Therefore, the Company recorded the exchange at fair value and included deferred gain under the R.O.C. GAAP in its U.S. GAAP earnings for the year ended December 31, 2007.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Under the impact of the global financial crisis, the Company performed evaluation of impairment toward ChipMOS Bermuda and recognized other-than-temporary impairment loss of NT$2,143,973 under R.O.C. GAAP and NT$2,423,816 under U.S. GAAP for the year ended December 31, 2008.

32. Additional Disclosure Required by U.S. GAAP

(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wire bonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company provides its services on a global basis but mainly to customers in Taiwan of 32.1% and North America of 41.9% in 2010. The Company’s first two largest customers accounted for a total of 19%, 23%, 20% and of net sales in 2008, 2009 and 2010, respectively, and its five largest customers accounted for 39%, 41% and 41% of the Company’s net sales in 2008, 2009 and 2010, respectively.

In 2008, 2009 and 2010, some of the Company’s net operating revenues were denominated in currencies other than N.T. dollars, such as U.S. dollar, Japanese Yen and other currencies. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$5,262,940 and NT$4,449,208 as of December 31, 2009 and 2010, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

(2)	Maturity of Long-term Liabilities

Aggregate maturities for the Company’s long-term loans as of December 31, 2010 are as follows:

Years ending December 31,	Amounts
	NT$	US$

2011	—	—
2012	—	—
2013	1,459,000	50,069
2014	1,459,000	50,069
2015	1,459,000	50,069

	4,377,000	150,207

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Fair Value Measurement

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), defines fair value, provides a framework for measuring fair value and requires additional disclosure about fair value measurements. ASC Topic 820 also established a three-level fair value hierarchy for valuation inputs as follows:

Level 1:	use quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	use inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

A.	Fair value measurements on a recurring basis:

Assets measured and recorded at fair value on a recurring basis as of December 31, 2009 and 2010 were as follows:

	Level 1		Level 2		Level 3
	2009	2010	2009	2010	2009	2010
	NT$	NT$	NT$	NT$	NT$	NT$

Time deposit with original maturities more than 3 months (Note)	—	—	10,372,361	2,222,005	—	—
Marketable securities: available-for-sale (Semiconductor industry)	3,825,793	4,887,007	—	—	—	—

Note: Included in short-term investments

B.	Fair value measurements on a nonrecurring basis:

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

The Company adopted the two-step evaluation process required by this interpretation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As a result of the evaluation, the Company did not recognize any cumulative effect adjustment to the retained earnings at the beginning of the years 2009 and 2010. As of December 31, 2009 and 2010, there was no material uncertain tax position or unrecognized tax benefit identified by the Company.

(5)	Cash and Cash Flow Statements

Under R.O.C. GAAP, all certificates of deposit are classified as cash and cash equivalents. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. As of December 31, 2008, 2009 and 2010, the amounts of time deposit with original maturities more than three months are NT$ 5,899,123, NT$ 10,372,361 and NT$ 2,222,005, respectively. In addition, payment for employees’ cash bonuses are classified as cash used in operating activities under U.S. GAAP compared to which classified as cash used in financing activities under R.O.C. GAAP. Summarized cash flow information under U.S. GAAP would be presented as follows:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$

Net cash provided by operating activities	20,504,634	15,492,282	14,406,518	494,390
Net cash provided used in investing activities	(16,108,193)	(10,094,156)	(7,932,190)	(272,210)
Net cash used in financing activities	(13,827,063)	(9,053,537)	(2,266,249)	(77,771)
Effect of foreign exchange	94,206	(43,631)	(153,876)	(5,281)

Net (decrease) increase in cash and cash equivalents	(9,336,416)	(3,699,042)	4,054,203	139,128
Cash and cash equivalents at beginning of the year	22,278,258	12,941,842	9,242,800	317,186

Cash and cash equivalents at the end of the year	12,941,842	9,242,800	13,297,003	456,314

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Comprehensive Income

Comprehensive income under R.O.C. GAAP for the years ended December 31, 2008, 2009 and 2010 and accumulated other comprehensive income balances as of December 31, 2009 and 2010 are summarized as follows:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
Net income	6,313,530	8,789,829	5,626,907	193,099
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investments	211,940	(88,289)	(293,841)	(10,084)
Remuneration to directors and supervisors	(157,405)	—	—	—
Employees’ cash bonus	(1,100,058)	—	—	—
Adjustment for unrealized (loss) gain on available-for-sale financial assets	(1,160,659)	767,157	1,021,355	35,050
Adjustment for investee companies’ capital reserve	5,507	—	—	—
Net loss not recognized as pension cost	(39,559)	(92,142)	(99,254)	(3,406)

Comprehensive income	4,073,296	9,376,555	6,255,167	214,659

	As of December 31,
	2009	2010
	NT$	NT$	US$
Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investments	205,934	(87,907)	(3,017)
Adjustment for unrealized loss on available-for-sale financial assets	767,157	1,788,512	61,377
Net loss not recognized as pension cost	(169,314)	(268,568)	(9,216)

Accumulated other comprehensive income	803,777	1,432,037	49,144

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(7)	Employers’ Disclosure about Pension Benefit

A.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to ASC Topic 715:

(1)	Assumptions:

	For the years ended December 31,
	2008	2009	2010
Discount rate	2.20%	2.25%	2.00%

Long-term rate of compensation increase	1.00%	2.00%	2.00%

Expected rate of return on plan assets	2.50%	2.00%	2.50%

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

(2)	Change in Benefit Obligation:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$

Benefit obligation at the beginning of the year	(1,620,782)	(1,544,731)	(1,922,596)
Service cost	(35,463)	(29,786)	(33,034)
Interest cost	(45,252)	(34,630)	(43,083)
Plan amendments	59,238	(73,596)	—
Actuarial loss	76,848	(284,261)	(154,768)
Benefits paid	20,680	44,408	33,457

Projected benefit obligation at the end of the year	(1,544,731)	(1,922,596)	(2,120,024)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Change in Plan Assets:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$

Fair value of plan assets at the beginning of the year	1,059,039	1,130,537	1,143,276
Actual return on plan assets	38,553	7,487	16,981
Employer contributions	53,625	49,660	49,676
Benefits paid	(20,680)	(44,408)	(33,457)

Fair value of plan assets at the end of the year	1,130,537	1,143,276	1,176,476

(4)	Funded Status:

	December 31,
	2009	2010
	NT$	NT$

Projected benefit obligation	(1,922,596)	(2,120,024)
Fair value of plan assets	1,143,276	1,176,476

Funded status	(779,320)	(943,548)
Unrecognized transition assets	(912)	—
Net prior service cost	15,691	14,624
Unrecognized net loss	734,269	870,634

Accrued pension cost - before adjustment	(30,272)	(58,290)
Additional liability	(749,048)	(885,258)

Accrued pension cost - after adjustment	(779,320)	(943,548)

(5)	Net Pension Cost :

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$

Service cost	35,463	29,786	33,034
Interest cost	45,252	34,630	43,083
Expected return on assets	(32,470)	(28,862)	(23,215)
Amortization of unrecognized transition assets	(913)	(913)	(912)
Net prior service cost	(1,424)	91	1,067
Amortization of unrecognized net loss	15,672	10,966	24,637

Net periodic pension cost	61,580	45,698	77,694

(6)	Other Required Disclosure:

	December 31,
	2009	2010
	NT$	NT$

Accumulated benefit obligation	(1,365,669)	(1,524,750)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Valuation and allocation of plan assets

The plan assets are all maintained in cash in the designated account at Bank of Taiwan (BOT). BOT holds cash contributions made by the Company and invests the contributions into its managed portfolio, which may contain, but not limited to, government loans, equities, bonds, foreign investment, short-term notes and securitized products. In addition, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The Company does not have authority on how to invest the money. The plan assets increase by the Company’s contributions, account interest earned and profit sharing of the portfolio of BOT pension assets and decrease by the payments made to the retired employees.

C.	Additional disclosures under ASC Topic 715 regarding pension benefits are as follows:

(i)	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2011	21,772	747
2012	11,284	387
2013	14,226	488
2014	17,724	608
2015	43,047	1,477
Year 2016 to 2020	380,830	13,069

(ii)	Contributions:

The Company expects to contribute NT$ 49,814 to its pension plan in 2011.

(iii)	Plan assets:

The plan assets are all maintained in cash at Bank of Taiwan (BOT) and the Company does not have authority on how to invest the money. Hence, the plan assets are regarded as cash and cash equivalents. The subsequent fair value of the fund assets is subject to investment and distribution decisions made by its monitory committee and will not necessarily result in the proportional fair value of the plan assets. Therefore, the fair value measurement of plan assets contributed by the Company should be categorized in level 1.

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

The Company entered into five lease contracts with Science Park Administration for the use of land of the facility located in Hsinchu, Taiwan. None of these five contracts have met any of the four criteria classified as capital leases and no noncancelable lease terms are included in the leases. Rental expenses recorded for the years ended December 31, 2008, 2009 and 2010 were NT$10,328, NT$10,295 and NT$18,224, respectively.

(12)	Valuation and Qualifying Accounts and Reserves

The information about our valuation and qualifying accounts and reserves are as follows:

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Balance at end of period
	NT$			NT$

For the year ended 2008
Allowance for doubtful accounts	33,114	271,173	—	304,287
Allowance for sales discounts	35,943	552,676	432,523	156,096
Allowance for loss on obsolescence and decline in market value of inventory	66,385	9,196	—	75,581
Allowance for loss on idle assets	260,323	43,093	79,462	223,954
Allowance for deferred income tax assets, current	5,161	—	5,161	—
Allowance for deferred income tax assets, noncurrent	189,828	66,886	—	256,714

For the year ended 2009
Allowance for doubtful accounts	304,287	79,188	50,939	332,536
Allowance for sales discounts	156,096	1,344,325	1,054,372	446,049
Allowance for loss on obsolescence and decline in market value of inventory	75,581	6,850	—	82,431
Allowance for loss on idle assets	223,954	73,882	82,418	215,417
Allowance for deferred income tax assets, current	—	—	—	—
Allowance for deferred income tax assets, noncurrent	256,714	—	97,020	159,694

For the year ended 2010
Allowance for doubtful accounts	332,536	10,717	276,325	66,928
Allowance for sales discounts	446,049	603,849	897,226	152,672
Allowance for loss on obsolescence and decline in market value of inventory	82,431	—	25,305	57,126
Allowance for loss on idle assets	215,417	117,847	106,169	227,095
Allowance for deferred income tax assets, current	—	—	—	—
Allowance for deferred income tax assets, noncurrent	159,694	—	57,411	102,283

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(13)	Recent Accounting Pronouncements

U.S. GAAP

A.	In December 2010, the Financial Accounting Standards Board (FASB) issued amended guidance on two-step goodwill impairment test. If there is an entity with reporting units with zero or negative carrying amounts, an entity is still required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists by considering whether there are any adverse qualitative factors to indicating such impairment existed. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010 for public entities. The Company does not expect any significant impact on the adoption of this guidance.

B.	In order to provide financial statements users with greater transparency about an entity’s financing receivables, the FASB issued amendments in July 2010 to require an entity to provide more disclosures, including the nature of credit risk inherent in financing receivables, how the risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for changes in the allowance for credit losses. The amendments are effective for interim and annual reporting periods ended on or after December 15, 2010 for public entities. The adoption did not have any material impact on the Company’s consolidated financial statements.

C.	In January 2010, the FASB issued amended guidance concerning recurring and nonrecurring fair value measurements. All entities are required new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 in the fair value measurement hierarchy. In addition, it requires a gross presentation of activity within the Level 3, including purchases, sales, issuance, and settlements separately. The amendments are effective for interim and annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which will become effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Such adoption is anticipated to have additional disclosures by the Company.

D.	In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities (VIE), which is effective for interim and annual periods beginning after November 15, 2009. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. The guidance does not have significant impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2010.

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