Form 20-F
period 2011-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2012-04-26
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark	One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

3,078,319,139 Common Shares were outstanding as of December 31, 2011

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

FISCAL YEAR ENDED DECEMBER 31, 2011

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

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or R.O.C. GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to U.S. GAAP as shown below.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$(5)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
R.O.C. GAAP
Net operating revenues	66,177	62,403	59,295	63,857	61,237	2,023.0
Cost of goods sold	(46,776)	(49,454)	(47,852)	(54,041)	(51,747)	(1,709.5)

Gross profit	19,401	12,949	11,443	9,816	9,490	313.5

Operating expenses	(3,224)	(4,003)	(3,300)	(3,440)	(4,400)	(145.3)

Operating income	16,177	8,946	8,143	6,376	5,090	168.2
Equity investment income (loss)(1)	246	—	—	(4)	(26)	(0.9)
Other non-operating income(1)	3,353	718	2,261	341	715	23.6
Other non-operating expense	(148)	(3,140)	(191)	(323)	(235)	(7.7)

Income before income tax(1)	19,628	6,524	10,213	6,390	5,544	183.2
Income tax expense	(2,139)	(210)	(1,423)	(763)	(707)	(23.4)

Income from continuing operations	17,489	6,314	8,790	5,627	4,837	159.8

Net income(1)	17,489	6,314	8,790	5,627	4,837	159.8

Earnings per share(2)
Basic	5.66	2.03	2.82	1.81	1.56	0.05
Diluted	5.63	2.01	2.80	1.80	1.55	0.05
Shares used in per share calculation (average, as adjusted)
Basic	3,092	3,115	3,116	3,116	3,103	3,103
Diluted	3,115	3,139	3,138	3,133	3,122	3,122

	Years Ended December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$(5)
	(in millions, except earnings or dividends per share and per ADS data)
Earnings per ADS(2)
Basic	28.30	10.15	14.10	9.05	7.80	0.26
Diluted	28.15	10.05	14.00	9.00	7.75	0.26
Dividends per share(3)	3.55	4.60	1.80	2.58	1.62	0.05
ADSs used in per ADS calculation (average, as adjusted)(2)
Basic	618	623	623	623	621	621
Diluted	623	628	628	627	624	624
U.S. GAAP
Net operating revenues	66,177	62,403	59,295	63,857	61,237	2,023.0
Operating Income	12,534	7,363	8,128	6,368	5,010	165.5
Income before income tax	15,214	4,661	10,199	6,382	5,464	180.5
Income tax expense	(2,115)	(267)	(1,444)	(785)	(773)	(25.5)
Income from continuing operations	13,099	4,394	8,755	5,597	4,691	155.0
Net income	13,099	4,394	8,755	5,597	4,691	155.0
Earnings per share(4)
Basic	4.33	1.42	2.81	1.80	1.51	0.05
Diluted	4.32	1.42	2.81	1.80	1.51	0.05
Shares used in per share calculation (average, as adjusted)(4)
Basic	3,026	3,089	3,116	3,116	3,103	3,103
Diluted	3,032	3,103	3,116	3,116	3,103	3,103
Earnings per ADS
Basic	21.65	7.10	14.05	9.00	7.55	0.25
Diluted	21.60	7.10	14.05	9.00	7.55	0.25
ADSs used in per ADS calculation (average, as adjusted)(4)
Basic	605	618	623	623	621	621
Diluted	606	621	623	623	621	621

Other Data:
R.O.C. GAAP
Capital expenditures	12,151	10,048	5,303	15,321	10,982	362.8
Depreciation and amortization	8,169	9,432	8,954	8,913	9,646	318.7
Dividends declared per share	4.60	1.80	2.58	1.62	1.42	0.05

	As of December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$(5)
	(in millions, except earnings or dividends per share and per ADS data)
Balance Sheet Data:
R.O.C. GAAP
Cash and cash equivalents	22,625	18,841	19,615	15,519	15,942	526.7
Working capital	26,363	18,481	20,978	14,648	16,769	554.0
Total assets	85,773	73,380	78,311	82,557	83,691	2,764.8
Short-term debt and current portion of long-term debt	529	1,404	225	1,461	1,514	50.0
Long-term debt	2,996	2,248	—	4,368	9,532	314.9
Total liabilities	16,865	14,066	15,229	21,261	24,896	822.5
Capital stock	30,734	31,526	31,164	31,164	31,164	1,029.5
Total stockholders’ equity	68,908	59,314	63,081	61,296	58,795	1942.3
U.S. GAAP
Total assets	90,836	78,365	83,357	87,608	88,743	2,931.7
Total liabilities	19,140	14,448	15,899	21,988	25,684	848.5
Total stockholders’ equity	71,696	63,917	67,458	65,620	63,059	2,083.2

(1)	We recognized investment income of NT$246 million for the period between January 1, 2007 and March 27, 2007 from ChipMOS Taiwan’s financial results. In 2007, our investment income under U.S. GAAP from ChipMOS Taiwan was NT$253 million.

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

(2)	Retroactively adjusted for all subsequent stock dividends and employee share bonuses for 2007.
(3)	Adjusted to reflect 77,892,337 shares, nil shares, nil shares, and nil shares distributed as stock dividends and employee stock bonuses in 2008, 2009, 2010, and 2011, respectively, with respect to the earnings of 2007, 2008, 2009, and 2010.
(4)	Retroactively adjusted for all subsequent stock dividends only.
(5)	Amounts translated for convenience at NT$30.27 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011.
(6)	Certain accounts in the consolidated financial statements for the years of 2007 and 2008 have been reclassified to conform to the 2009 consolidated financial statement presentation due to the adoption of R.O.C. SFAS No. 10 “Accounting for Inventories” effective January 1, 2009.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$30.27 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2007	32.85	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
October	30.26	30.67	29.86	29.91
November	30.22	30.43	30.02	30.31
December	30.25	30.38	30.10	30.27
2012 (through April 13, 2012)	29.49	30.28	29.37	29.48
January	29.99	30.28	29.61	29.61
February	29.53	29.65	29.37	29.37
March	29.52	29.61	29.37	29.50
April (through April 13, 2012)	29.50	29.55	29.45	29.48

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

The cyclical nature of the semiconductor industry makes us particularly vulnerable to economic downturns and changes in the semiconductor industry

Because our manufacturing services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry, caused by economic downturns or other reasons, may reduce demand for our manufacturing services and adversely affect our results of operations. Variations in order levels from our customers and in service fee rates may result in volatility in our net operating revenues and earnings. The markets for semiconductors are also characterized by rapid technological change, evolving industry standards and periods of heightened competition. If demand for semiconductor capacity does not keep pace with the growth of supply, or further declines, our manufacturing services would be subject to more intense competition and our results of operations may suffer because of the resulting downward pricing pressure and capacity underutilization. Any increased competition may cause average selling prices of many of our semiconductor packages and testing services to decrease significantly, which may lead to pressure on our gross margins and negatively affect our operating results. Future downturns in the semiconductor industry may be severe. In the event of any future downturn, our average selling prices may decline without a corresponding decrease in our high fixed costs. This could lead to a decline in our profitability, which would seriously harm our manufacturing services.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Demand in the semiconductor industry has slowed down since the beginning of 2011 as a result of general macroeconomic conditions, such as the European debt crisis, as well as natural disasters, such as the earthquake in Japan in March 2011 and the serious flooding in Thailand from July to November 2011. Such unforeseen and uncontrollable events caused a decrease in our capacity utilization and our profitability, and continuing instability in demand has made it difficult for us to forecast demand and sustain a high utilization rate. Any lingering downturn in the semiconductor industry as a result of such events would harm our capacity utilization, and as a result may adversely affect our profitability and results of operations in the future. See “—We and our customers and suppliers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may seriously harm our manufacturing services.”

Given the high fixed costs of our services, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we package and test. Increases or decreases in capacity utilization rates will have a significant effect on our manufacturing services. Accordingly, our ability to enhance our gross margins will depend, in part, on our ability to continue to increase our capacity utilization rates.

In order to increase or sustain our capacity utilization, we must:

•	ensure that our packaging and testing technologies meet our customers’ demands;

•	install advanced equipment in anticipation of new business; and

•	prevent disruption of operations caused by fire, accidents, mechanical and technical failures, expansion, introduction of new packages or relocation of equipment.

If demand for our manufacturing services does not meet our expectations, our capacity utilization would decrease and our profitability would suffer.

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2009, 2010 and 2011, 60.0%, 56.4% and 57.8% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2011, our largest customer accounted for over 10% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.

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

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our manufacturing services, which would seriously harm our business

The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). We may face additional competition from new competitors in our industry in emerging countries, such as the People’s Republic of China, or the P.R.C., where demand is expected to grow for our manufacturing services. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we do, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

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

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2011, the spot price of gold fluctuated from a low of approximately US$1,312.2 per ounce to a high of approximately US$1,900.1 per ounce. The increase in the price of gold wire resulted in the decrease in our gross margin in 2011. To the extent we are not able to offset any increases in our raw material costs, our gross margins may be adversely impacted.

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

We and our customers and suppliers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may seriously harm our manufacturing services

Our operations and those of our customers and suppliers are particularly vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. In March 2011, Japan was struck by a 9.0-magnitude earthquake. Although the earthquake together with the resulting tsunami and radiation leak at the Fukushima nuclear power plant have not had an immediate direct impact on our operations, our supply chain was adversely affected as the production facilities of some suppliers to our suppliers are located in Japan. Disruptions or delays in our supply chain may result in shortages of components we utilize which may in turn affect our ability to successfully perform our semiconductor packaging and testing services. Any failure on our part to provide our services to customers may have an adverse effect on our financial condition and results of operations.

We cannot guarantee that future natural disasters will not cause material damage to our facilities or property, including work in progress, or cause significant business interruptions. Although we maintain property and business interruption insurance for such risks, there is no guarantee that future damages or business loss from natural disasters will be covered by such insurance, that we will be able to collect from our insurance carriers, should we choose to claim under our insurance policies, or that such coverage will be sufficient.

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

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as our facilities are located in Taiwan, which is an island. For example, transportation suspension caused by extreme weather conditions could harm the delivery of our supplies and the distribution of our products. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2009, 2010 and 2011, sales to our overseas customers accounted for 66.1%, 67.9% and 77.8%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

Our financial statements are prepared under R.O.C. GAAP, which differ in many respects from U.S. GAAP. Year-to-year comparison of our financial results under R.O.C. GAAP may significantly differ from year-to-year comparison under U.S. GAAP. Largely as a result of the differences in accounting for 10% tax on undistributed earnings as well as compensated absences for 2009, 2010 and 2011, our net incomes in 2009, 2010 and 2011 under U.S. GAAP were NT$8,755 million, NT$5,597 million and NT$4,691 million (US$155.0 million), respectively, as compared to net income under R.O.C. GAAP of NT$8,790 million, NT$5,627 million and NT$4,837 million (US$159.8 million), respectively.

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

In addition, advances in technology typically lead to rapid and significant price erosion and decreased margins for older manufacturing services and may cause our current manufacturing services to become less competitive. Our failure to develop or obtain advanced packaging and testing technologies will materially and adversely affect our mix of manufacturing services and would harm our profitability.

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

We rely on technology provided by third parties

We rely on certain technologies that we have obtained through alliances or licenses. For example, we have licensed from Freescale Semiconductor Inc., or Freescale, formerly part of Motorola, Inc., or Motorola, the technology for ball grid array. We make royalty payments to Freescale and have the license to use this technology until December 2015. We implement new package technologies by entering into technology alliances and by licensing package technologies from certain technology companies. There can be no assurance that third parties will continue to license advanced technologies to us on terms satisfactory or acceptable to us after these licensing agreements expire, or at all. In the event that we are unable to license such advanced technologies from the third parties, we may be required to develop designed around technologies internally. There can be no assurance that we will be able to develop such technologies internally.

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

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court has stayed the litigation. In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which were asserted by Tessera against us in the California Litigation. The PTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art, and part of the asserted patent claims have been confirmed by the PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences. As of December 2011, the stipulated stay has been lifted and the case is expected to move forward with ongoing discovery in 2012. Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. We are vigorously defending against Tessera’s allegations. If the Tessera disputes are not resolved in our favor, we may be forced to pay significant monetary damages, which could have a material adverse effect on our business and results of operations. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”

Political and Economic Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China, or the R.O.C., and the P.R.C.

Our principal executive offices and all of our assets are substantially located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in R.O.C. governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The P.R.C. claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the R.O.C. and the P.R.C., relations have often been strained. The P.R.C. government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the P.R.C. Past developments in relations between the R.O.C. and the P.R.C. have on occasion depressed the market prices of the securities of companies in the R.O.C. The R.O.C. also maintains important trade relations with the U.S., which has sometimes led to increased friction between the U.S. and the P.R.C. Any deterioration in relations among the U.S., the R.O.C. and the P.R.C. and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2011, the Taiwan Stock Exchange Index peaked at 9145.35 on January 28, 2011 and reached a low of 6633.33 on December 19, 2011. From January 1, 2011 to December 31, 2011, daily closing values of our shares ranged from NT$23.05 per share to NT$41.90 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the P.R.C. are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2011. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 4,274.67.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2011, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$30.67 per US$1.00 to a low of NT$28.50 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

Any future outbreak of contagious diseases may materially and adversely affect our manufacturing services and operations, as well as our financial condition and results of operations

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome, H1N1 swine influenza or avian influenza, may affect our ability to maintain sufficient operating staff and services, and may generally disrupt our operations. An outbreak of influenza on the human population could result in a widespread health crisis which could adversely affect the economies and financial markets of many countries, particularly in Asia. There is no guarantee that any future outbreak of contagious diseases or the measures taken by various countries of the world in response to a future outbreak of contagious diseases will not seriously interrupt our operations or those of our suppliers and customers. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

Risks Relating to the P.R.C.

Our operations in the P.R.C. may expose us to political, regulatory, economic and foreign investment risks in the P.R.C.

Some of our customers and foreign competitors have expanded their operations to the P.R.C. In order to remain competitive and to position ourselves to gain market share, we established a subsidiary named Siliconware Technology (Suzhou) Limited, or Siliconware Suzhou, in 2002, which currently is primarily engaged in the assembly and testing service. Prior to 1978, the P.R.C. operated under a central economic planning system. All production and economic activities in the country were governed by the economic goals set out in the five-year plans and annual plans adopted by central authorities. Since 1978, the P.R.C. government has permitted foreign investment and implemented economic reforms, gradually changing from a planned economy to a market-oriented economy. However, many of the reforms and economic policies adopted or to be adopted by the P.R.C. government are unprecedented or experimental in nature and may have unforeseen results, which may have an adverse effect on enterprises with substantial business in the P.R.C., including us.

Since 1979, many laws and regulations dealing with general economic matters or particular economic activities have been promulgated in the P.R.C. However, enforcement of existing laws and regulations may be uncertain and sporadic and implementation and interpretation thereof may be inconsistent. The P.R.C. judiciary is relatively inexperienced and underdeveloped in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation. Further, it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The P.R.C.’s legal system is based on written statutes and, therefore, decided legal cases do not have binding legal effect, although they are often followed by judges as guidance. The introduction of new P.R.C. laws and regulations and the interpretation of existing laws and regulations may be subject to policy changes reflecting domestic political or social changes. As the P.R.C. legal system develops, there can be no assurance that changes in such legislation or interpretation thereof would not have a material adverse effect on our business, financial condition, results of our operations and future prospects.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the P.R.C. could adversely affect our results of operations

Prior to January 1, 2008, the basic income tax rate for foreign-invested enterprises in the P.R.C. was 33% (30% enterprise income tax and 3% local income tax). However, the P.R.C. government provided various incentives, including reduced tax rates and other measures, to foreign-invested enterprises and companies that meet certain criteria. Our subsidiary Siliconware Suzhou was qualified for the favorable tax treatment and was entitled to a preferential enterprise income tax rate of 15%. In addition, Siliconware Suzhou is a foreign-invested manufacturing enterprise with an approved term of more than ten years. Thus, Siliconware Suzhou is entitled to a two-year exemption from the enterprise income tax from the first profitable year of operation, and a 50% relief from the enterprise income tax for the subsequent three years. Under the P.R.C. Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008, the P.R.C. adopted a uniform income tax rate of 25% for all enterprises in China (including foreign-invested enterprises) and revoked many of the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, a transition period for enterprises, whether foreign-invested or domestic, that was subject to an enterprise income tax rate lower than 25% prior to the effective date allows these enterprises to continue enjoying the lower rate and gradually transit to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, for foreign-invested enterprises, which are currently entitled to the two-year exemption and the subsequent three-year 50% relief from enterprise income tax but have not yet experienced the first profitable year, the two-year exemption begins from January 1, 2008, regardless of whether such enterprise is profitable at that time.

We cannot assure you that the current preferential tax treatments and the current level of the enterprise income tax enjoyed by our P.R.C. operating subsidiary will continue, and any legislative changes to the tax regime could discontinue any preferential tax treatment applicable to our subsidiary in the P.R.C.

Changes in P.R.C. foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the P.R.C. government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the P.R.C. government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Following the removal of the U.S. dollar peg, the Renminbi appreciated 24% against the U.S. dollar between July 21, 2005 and December 31, 2011. Although it is difficult to predict how this new policy may impact the Renminbi exchange rates, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

An increase in labor costs may undermine our cost competitiveness, erode our profitability and thus affect our financial performance

We, along with our suppliers and customers, rely on our workers in our various manufacturing facilities. Labor costs in the various countries where we have manufacturing facilities may increase as those countries develop and have populations that are more affluent. For example, as factory workers have sought higher wages in China, we have been adjusting the wages of our workers in line with market conditions. In addition, increased labor costs of our suppliers could be passed along to us.

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

Holders of our ADSs will be required to appoint several local agents in Taiwan if they withdraw shares from our ADS program and become our shareholders, which may make ownership burdensome

Non-R.O.C. persons wishing to withdraw shares represented by their ADSs from our ADS program and hold our shares represented by those ADSs are required to appoint a local agent or representative with qualifications set forth by the R.O.C. SFB to open a securities trading account with a local brokerage firm, pay R.O.C. taxes, remit funds and exercise shareholders’ rights. In addition, the withdrawing holders are also required to appoint a custodian bank with qualifications set forth by the Ministry of Finance to hold the securities in safekeeping, make confirmations, settle trades and report all relevant information. Without making this appointment and opening of the accounts, the withdrawing holders would not be able to subsequently sell our shares withdrawn from a depositary receipt facility on the Taiwan Stock Exchange. Under R.O.C. law and regulations, citizens of the P.R.C. are not permitted to hold our shares or withdraw shares represented by ADSs from our ADS program.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2011, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2012 or any future taxable year. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the R.O.C. Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is www.spil.com.tw. Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in P.R.C., a wholly-owned subsidiary to provide assembling and testing service in Suzhou, China. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., in order to simplify our investment structure and reduce management costs.

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

We provide packaging and testing services to more than 100 customers worldwide. For 2011, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. We currently target customers in the personal computer, communications, consumer Integrated Circuits (ICs) and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.

The manufacturing services we offer are customized to the needs of our individual customers. In 2011, 84.7% of our net operating revenues were from packaging services and 15.3% of our net operating revenues were from testing and other services. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2009		2010		2011
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	30,242	51.0	32,816	51.4	31,660	51.7
Lead-frame base packages	18,235	30.8	18,793	29.4	17,299	28.2
Other packages	2,880	4.8	2,531	4.0	2,936	4.8
Total packaging revenues	51,357	86.6	54,140	84.8	51,895	84.7
Testing and other revenues	7,938	13.4	9,717	15.2	9,342	15.3
Total net operating revenues	59,295	100.0	63,857	100.0	61,237	100.0

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

Our Packaging Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips) and flip-chip ball grid array packages, together with lead-frame packages. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame interposer with gold or copper wires or bumps. Each chip is then encapsulated, generally by molding compound or underfilled in a flip chip ball grid array.

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

Tooling Design. We provide change kit and socket design services for mixed signal and RF ICs.

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

Customers

Although we sell and perform our services in Taiwan, our customers send us orders from their offices worldwide. We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2009, 2010 and 2011, 60.0%, 56.4% and 57.8% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2011, our largest customer accounted for over 10% of our net operating revenues. Our representative customers as of December 31, 2011 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2009		2010		2011
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

U.S. and Canada	29,875	50.4	31,324	49.1	33,723	55.1
Taiwan	20,098	33.9	20,512	32.1	13,594	22.2
Others(1)	9,322	15.7	12,021	18.8	13,920	22.7

Total	59,295	100.0	63,857	100.0	61,237	100.0

(1)	Include primarily Singapore, Germany and Korea.

Sales from purchase orders received from outside of Taiwan accounted for 66.1%, 67.9% and 77.8% of our net operating revenues in 2009, 2010 and 2011, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe to increase sales to these two areas.

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

Due to the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor packaging and testing services generally do not place purchase orders far in advance. However, we engage customers in advance of the placement of purchase orders based on each customer’s expected packaging and testing requirements. In addition, we purchase materials based on customer forecasts, and our customers are generally responsible for any dedicated unused materials in excess of the quantity they indicated they would need to meet their product commitments. Although we have long-term sales relationships with a number of customers, our customers generally may cancel or reschedule orders without significant penalties. In the past, very few customers have cancelled firm orders for our packaging and testing services. This is due in part to the fact that firm orders usually immediately precede shipment of wafers to be packaged by us. Our customers, however, routinely change their forecasts for future purchases from us, and we adjust our production plans accordingly. We do not maintain reserves for customer cancellations and variations in customer orders. Accordingly, our backlog as of any particular date may not be indicative of future sales.

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

Our sales and marketing efforts are carried out by our sales team in Taichung and Hsinchu among many of Taiwan’s leading domestic semiconductor companies. In addition, our subsidiary Siliconware U.S.A., with offices in San Jose and Huntington Beach, California, Tempe, Arizona and Lewisville, Texas, which facilitate communications and maintain relationships with companies headquartered in North America. We also have established our Japan office in Tokyo and Singapore office to give our customers support in closer proximity.

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

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% in 2011. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to substrates, lead-frames, or wafer level packages.

As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.

Research and Development

We focus our research and development on developing advanced packaging technologies and also on improving the efficiency and capability of our production processes in order to enhance our cost competitiveness in the industry.

Our packaging technologies development includes:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancing the electrical, thermal and reliability performance of semiconductor device packages;

•	increasing packaging yield, shortening production cycle times; and

•	investigating the use of new or replacement raw materials with lower cost.

Our key areas for research and development are:

•	lead-frame and substrate packaging;

•	advanced flip chip packaging;

•	copper pillar bumping and packaging;

•	integrated passive devices (IPD);

•	System in Package (SiP) design and process technologies;

•	wafer level micro-electromechanical system (MEMS) packaging;

•	Through Silicon Via technology;

•	Wafer Level Fan Out technology;

•	vertical connection interconnection technology; and

•	3D IC design and testing technologies.

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2009, 2010 and 2011, our research and development expenses amounted to NT$1,276 million, NT$1,538 million and NT$2,001 million (US$66.1 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2011, the spot price of gold fluctuated from a low of approximately US$1,312.2 per ounce to a high of approximately US$1,900.1 per ounce. The volatility in the price of gold wire resulted in decrease in our gross margin in 2011 compared to 2010. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameter of the gold wire used. In addition, we are continuing to develop copper wire bonding processes. Our major suppliers of raw materials, which include Chang Wah Electromaterials Inc., Kinsus Interconnect Technology Corp., MK ELECTRON CO., LTD., Nanya Printed Circuit Board Corp., Unimicron Technology Corp. and Sumitomo Metal Mining Co., Ltd. are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2009, 2010 and 2011, our raw material costs were 56.1%, 56.9% and 53.2%, respectively, of cost of goods sold.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Apic Yamada Corporation, Kulicke & Soffa Industries Inc. and TOWA Corporation.

Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Verigy Ltd., which took over the semiconductor testing business of Agilent Technologies, Inc. in June 2006, Advantest Taiwan Inc., and Teradyne Inc.

As of December 31, 2011, we operated 5,520 wire bonders and 258 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,015 wire bonders and 61 testers in the P.R.C. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•

On December 1, 2009, one of our investees, Phoenix Precision Technology Corporation, or PPT, merged with Unimicron Technology Corporation, or Unimicron, a supplier of semiconductor raw materials, including substrates. Unimicron was the surviving entity and PPT was dissolved. Each common share of PPT was converted into 0.628 common shares of Unimicron. The common shares of PPT held by us were converted to common shares Unimicron. As of December 31, 2011, we held a 4.97% equity interest in Unimicron.

•

ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2011, we held a 9.11% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company.

•

ChipMOS Taiwan. As of December 31, 2011, we held a 15.78% equity interest in ChipMOS Taiwan, which is engaged in packaging and testing services for flat-panel display drivers and advanced memory products. We acquired this equity interest in 2010 as part of a share purchase / sales agreement with ChipMOS Bermuda.

•

In order to enhance our assembly-related techniques, we purchased preferred stock of Vertical Circuits, Inc. (VCI) for US$5 million in December 2010. Our percentage of ownership in VCI is approximately 30.69%.

•

In order to develop our SiP (System in Package) module business, we purchased 1.75 million common shares of AcSiP Technology Corp. (AcSiP) for NT$50.75 million (US$1.68 million) in May 2011. Our percentage of ownership in AcSiP is approximately 16.73%.

Intellectual Property

As of December 31, 2011, we held 340 Taiwan patents, 332 U.S. patents and 84 P.R.C. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2011, we also had a total of 76 pending patent applications in the United States, 159 in Taiwan and 90 in the P.R.C. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property were immaterial compared to our revenues in any of the years ended December 31, 2009, 2010 and 2011.

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

We have consistently followed the environmental practice of reducing pollution from our manufacturing processes and continual performance improvement. Our environmental management meets and complies with R.O.C. and all international environmental requirements. We have implemented an international environmental management system since 1998 and received the ISO-14001 certification in 1999. By continually improving our environmental performance over the years, we have changed the pollution control method from production operations to source management, which focuses on prohibiting or restricting the use of environmentally hazardous substances in materials. We made this change to meet the growing consumer trend for green products. In March 2003, we passed Sony Corporation’s Green Partner qualification with a perfect score. In addition, in 2008 our hazardous substance process management system has received QC080000 certification, which is a new industrial management standard for the production of environmentally friendly products.

We also have taken various energy saving and carbon reduction measures to reduce our green house gas emissions. Since 2005, we have conducted annual green house gas emission inventories. We also have been disclosing through the Carbon Disclosure Project since 2007. In 2010, we completed our green house gas inventory and verification of all factories and dormitories in Taiwan according to the ISO 14064-1 standard. Moreover, we completed product carbon footprint inventory and verification for a particular product (TFBGA) in 2011, in accordance with the PAS 2050 standard.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$5,303 million, NT$15,321 million and NT$10,982 million (US$362.8 million) in 2009, 2010 and 2011, respectively. Our initial budget for capital expenditures for 2012 is approximately NT$17,500 million (US$578.1 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2012 will primarily consist of purchasing equipment and improving our facilities. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	(in millions)
	2009	2010	2011	2011
	NT$	NT$	NT$	US$
Equipment purchases	3,561	12,347	8,496	280.7
Land and building construction and purchases	1,742	2,974	2,486	82.1

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

In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art and part of the asserted patent claims have been confirmed by the PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences. As of December 2011, the stipulated stay has been lifted and the case is expected to move forward with ongoing discovery in 2012.

Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Technologies — Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive.”

C. Organizational Structure

The following table sets forth certain information as of December 31, 2011 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4		100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3		100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2		100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	130.0	(1)	100.00%

(1)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2011.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities	Hsinchu, Taiwan	US$	1.3		9.11%
Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Taoyuan, Taiwan	NT$	15,386		4.97%
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits.	Hsinchu, Taiwan	NT$	8,429		15.78%
Hsieh Yong Capital Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	7,631		7.58%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(1)	4.00%
AcSiP Technology Corp.	Researching, designing and selling RF modules	Taoyuan, Taiwan	NT$	138		16.73%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property	Scotts Valley, CA, USA	US$	0.005		30.69%

(1)	Contributed capital.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. We began construction of plant C in Changhua in December 2009 and completed the construction in April 2011. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2011.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		5,520 wire bonders and 258 testers(3)
CS Facility II	Taichung, Taiwan	141,000	47,000
HS Facility III	Hsinchu, Taiwan	95,000	26,500	(2)
CH Facility IV	Changhua, Taiwan	130,000	42,000
SZ Facility V	Suzhou, China	74,000	148,500	(2)	1,015 wire bonders and 61 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, HS Facility III and CH Facility IV.

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

We recorded operating income of NT$8,143 million, NT$6,376 million and NT$5,090 million (US$168.2 million) in 2009, 2010 and 2011, respectively. Decreases in our operating income for 2011 compared to 2009 and 2010 were mainly attributable to a reduction in general demand in 2011 due to the global economic downturn, the increase in gold prices, the appreciation of the New Taiwan Dollar against the U.S. Dollar and the increase in operating expenses. See “Results of Operations”.

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

General Factors Affecting Our Results of Operations

General factors affecting our results of operations are the global economy and conditions in the financial and credit markets. Although the global economy and conditions in the financial and credit markets moved steadily toward recovery in the first quarter of 2011, the European debt crisis and natural disasters, including the Japan earthquake and Thailand floods, in the second half of 2011, had a significant impact on economic growth and consumer confidence. These uncertainties have contributed to a slowdown in the market demand for semiconductor-based products and other products that use our services, which has led to a decrease in demand for our services. We therefore experienced a flat season in place of the traditional peak season for the industry in the second half of 2011.

In addition, our results of operations were also affected by the increase in gold prices, the time-consuming process of copper wire bonding, the fluctuation of the New Taiwan Dollar and rising wage levels.

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

Transactions with ChipMOS Taiwan and ChipMOS Bermuda

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into an equipment purchase / sales agreement with ChipMOS Taiwan, to sell certain equipment to ChipMOS Taiwan for an aggregate consideration of NT$1,631 million. The aggregate consideration was determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as negotiations between us and ChipMOS Taiwan. Under the terms of the equipment purchase agreement, we commit not to purchase DRAM testers and LCD driver assembly and test equipment for five years from February 26, 2010. The equipment was transferred to ChipMOS Taiwan in four installments, the last one of which was completed in August 2010. On January 7, 2011, we received the final payment from ChipMos Taiwan as the proceeds of selling such equipment.

On February 26, 2010, pursuant to a resolution by our board of directors, we entered into a share purchase / sales agreement with ChipMOS Bermuda to purchase 133,000,000 common shares of ChipMOS Taiwan, for an aggregate consideration of NT$1,631 million. ChipMOS Taiwan is a 100% owned subsidiary of ChipMOS Bermuda. The share purchase represents approximately 15.78% of the outstanding shares of ChipMOS Taiwan. The aggregate consideration was determined based on the valuation report provided by Horizon Securities Ltd. as well as negotiations between us and ChipMOS Bermuda.

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

	Years Ended December 31,
	2009		2010		2011
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)

Substrate base packages	30,242	51.0	32,816	51.4	31,660	51.7
Lead-frame base packages	18,235	30.8	18,793	29.4	17,299	28.2
Other packages	2,880	4.8	2,531	4.0	2,936	4.8
Total packaging revenues	51,357	86.6	54,140	84.8	51,895	84.7
Testing and other revenues	7,938	13.4	9,717	15.2	9,342	15.3
Total net operating revenues	59,295	100.0	63,857	100.0	61,237	100.0

Expansion and Utilization Rate

As we continue to expand our capacity in order to meet demand from our customers, the number of our wire bonders increased to 5,613 as of December 31, 2009, 6,312 as of December 31, 2010, and 6,535 as of December 31, 2011.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 95%, 91% and 89% in 2009, 2010 and 2011, respectively.

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

Impairment of Long-Lived Assets

We review long-lived assets for the purpose of determining the amount of impairment quarterly under R.O.C. GAAP. We perform impairment test whenever an event occurs or evidence indicates that the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of the fair value less cost to sale or value in use. The fair value less cost to sale is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.

An impairment loss recognized in prior years is reversed if such impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

In 2009, 2010 and 2011, we recognized an impairment charge of NT$74 million, NT$118 million and NT$134 million (US$4.4 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2009, 2010 and 2011.

Impairment of Equity Investments

We evaluate quarterly our equity investments for impairment due to declines in the fair value that are considered other than temporary under R.O.C. GAAP. Such evaluations include an assessment of general economic and company-specific considerations, such as customer forecasts and regularly updated projections of operating results. The evaluation, which requires considerable management judgment, of whether there is a decline in fair value is based on the objective evidence of impairment, which includes significant or prolonged decline in fair value below cost, or significant adverse changes in technological, market economic, or legal environment. After the evaluation, any loss identified from the evaluation is recognized in the current year’s income. For an investee who resolves to liquidate or dissolve, a one-time write-off would be recorded to the extent that the estimated proceeds would be obtained and the amount of investment balance would not be recovered.

Provision for Income Taxes and Deferred Tax Asset Valuation Allowances

As of December 31, 2011, we had approximately NT$1,582 million (US$52.3 million) of net deferred income tax assets related principally to investment tax credits that expire at various dates through 2015, and the unrealized loss on idle assets. A valuation allowance was provided to reduce the deferred income tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

Goodwill

Goodwill arising from business combination is recognized under U.S. GAAP as the difference between the fair value of shares issued or other consideration and the fair value of net assets acquired. ASC Topic 350, Intangibles – Goodwill and Other, or ASC Topic 350, requires that we perform an impairment review, at the “reporting unit” level, at least annually thereafter. Based on the comparison of the fair value and carrying value of the reporting unit, we concluded that goodwill was not impaired as of December 31, 2011.

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

Taxation

The corporate income tax rate has been reduced from 25% to 17% since January 1, 2010. Therefore, the corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2004. These tax exemptions resulted in tax savings of approximately NT$307 million, NT$120 million and NT$85 million (US$2.8 million) in 2009, 2010 and 2011, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$863 million, NT$252 million and NT$255 million (US$8.4 million) in 2009, 2010 and 2011, respectively. In 2009, 2010 and 2011, our effective income tax rates were 12.50%, 11.30% and 11.17%, respectively.

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

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2009	2010	2011
	%	%	%
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	80.7	84.6	84.5

Gross profit	19.3	15.4	15.5

Operating expenses:
Selling expenses	1.1	0.6	1.2
General and administrative expenses	2.4	2.4	2.7
Research and development expenses	2.1	2.4	3.3

Operating expenses	5.6	5.4	7.2

Operating income	13.7	10.0	8.3

Investment income	—	—	—
Net non-operating (loss) income	3.5	—	0.8
Income before income tax	17.2	10.0	9.1
Income tax expense	(2.4)	(1.2)	(1.2)

Net income	14.8	8.8	7.9

The Year ended December 31, 2011 compared to the Year Ended December 31, 2010

Net operating revenues. Net operating revenues decreased by 4.1% from NT$63,857 million in 2010 to NT$61,237 million (US$2,023.0 million) in 2011. The decrease in net operating revenues was primarily due to a decline in demand in the semiconductor industry, which was a result of the slowdown of the global economy as caused by the European debt crisis and natural disasters such as the earthquake in Japan and floods in Thailand, and the appreciation of the New Taiwan Dollar against the U.S. Dollar.

Substrate base package sales decreased by 3.5% from NT$32,816 million in 2010 to NT$31,660 million (US$1,045.9 million) in 2011. The decrease in substrate base package sales was due to the slowdown of the outsourced semiconductor assembling and testing industry. In 2011, substrate base package accounted for 51.7% of our net operating revenues, up from 51.4% in 2010.

Lead-frame base package sales decreased by 7.9% from NT$18,793 million in 2010 to NT$17,299 million (US$571.5 million) in 2011. The decrease in lead-frame base package sales was attributable to the weak demand of the DRAM market. In 2011, lead-frame base package accounted for 28.2% of our net operating revenues, down from 29.4% in 2010.

Gross profit and gross margin. Our gross profit decreased by 3.3% from NT$9,816 million in 2010 to NT$9,490 million (US$313.5 million) in 2011 mainly due to the decrease in sales revenues. Although gold prices increased, our gross margin (gross profit as a percentage of net operating revenues) remained stable from 15.4% in 2010 to 15.5% in 2011, mainly attributed to our efficient internal cost management and the migration to copper bonding. Our cost of goods sold decreased by 4.2% from NT$54,041 million in 2010 to NT$51,747 million (US$1,709.5 million) in 2011, in line with the decrease in our sales revenues.

Operating expenses. Operating expenses increased by 27.9% from NT$3,440 million in 2010 to NT$4,400 million (US$145.4 million) in 2011. Operating expenses as a percentage of net operating revenues was 5.4% and 7.2% in 2010 and 2011, respectively.

Selling expenses. Selling expenses increased by NT$338 million between these two years mainly due to reversal of bad debt in 2010 of NT$261 million upon receipt of payment for overdue invoices and an increase in salary expenses in 2011 of NT$45 million.

General and administrative expenses. General and administrative expenses increased by NT$159 million mainly due to increases in salary and depreciation expenses.

Research and development expenses. Research and development expenses increased by NT$463 million mainly due to increases in salary expenses and development expenses for new products.

Operating income and operating margin. We recorded operating income of NT$6,376 million and an operating margin of 10.0% (operating income as a percentage of net operating revenues) in 2010 and generated operating income of NT$5,090 million (US$168.2 million) and operating margin of 8.3% in 2011. The decrease in operating margin was primarily due to an increase in our operating expenses.

Net non-operating income. Our net non-operating income increased from NT$14 million in 2010 to NT$454 million (US$15.0 million) in 2011. The increase in net non-operating income was primarily due to a gain on foreign exchange of NT$202 million recognized in 2011 as a result of depreciation of the Taiwanese dollar against the U.S. dollar and an increase of NT$91 million on cash dividends received from our investee.

Income tax expense. We recognized income tax expense of NT$763 million in 2010 compared to NT$707 million (US$23.4 million) in 2011 primarily due to a decrease in taxable income.

Net income. As a result of the factors discussed above, our net income decreased from NT$5,627 million in 2010 to NT$4,837 million (US$159.8 million) in 2011.

The Year ended December 31, 2010 compared to the Year Ended December 31, 2009

Net operating revenues. Net operating revenues increased by 7.7% from NT$59,295 million in 2009 to NT$63,857 million in 2010. Since a substantial portion of our sales are denominated in U.S. dollars, our operating revenues in 2010 were affected by the depreciation in the foreign currency exchange rate of the U.S. dollar against N.T. dollar, which is our reporting currency. However, because of the strong recovery of the global economy, which boosted business spending and consumer confidence, our overall net operating revenues in 2010 increased compared the net operating revenues in 2009.

Substrate base package sales increased by 8.5% from NT$30,242 million in 2009 to NT$32,816 million in 2010. The increase in substrate base package sales was due to an increase in demand. In 2010, substrate base package accounted for 51.4% of our net operating revenues, up from 51.0% in 2009.

Lead-frame base package sales increased by 3.1% from NT$18,235 million in 2009 to NT$18,793 million in 2010. The increase in lead-frame base package sales was attributable to the increase in demand. In 2010, lead-frame base package accounted for 29.4% of our net operating revenues, down from 30.8% in 2009.

Gross profit and gross margin. Our gross profit decreased by 14.2% from NT$11,443 million in 2009 to NT$9,816 million in 2010 mainly due to the increase of cost of goods sold. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 19.3% in 2009 to 15.4% in 2010. Our cost of goods sold increased by 12.9% from NT$47,852 in 2009 to NT$54,041 million in 2010 primarily because of surging price of gold wire.

Operating expenses. Operating expenses increased by 4.2% from NT$3,300 million in 2009 to NT$3,440 million in 2010. Operating expenses as a percentage of net operating revenues was 5.6% and 5.4% in 2009 and 2010, respectively.

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

Operating income and operating margin. We recorded an operating income of NT$8,143 million and an operating margin of 13.7% (operating income as a percentage of net operating revenues) in 2009 and generated operating income of NT$6,376 million and operating margin of 10.0% in 2010. The decrease in operating margin was primarily due to increase in our cost of goods sold in 2010.

Net non-operating income. Our net non-operating income decreased from NT$2,070 million in 2009 to NT$14 million in 2010. The decrease in net non-operating income was primarily due to a gain on disposal of investments of NT$1,948 million recognized in 2009.

Income tax expense. We recognized an income tax expense of NT$1,423 million in 2009 and NT$763 million in 2010 primarily due to the decrease of taxable income and change of corporate income tax rate from 25% to 17%.

Net income. As a result of the factors discussed above, our net income decreased from NT$8,790 million in 2009 to NT$5,627 million in 2010.

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

Liquidity

As of December 31, 2011, our primary source of liquidity was NT$15,942 million (US$526.7 million) of cash and cash equivalents. As of December 31, 2011, we had total availability under existing short-term lines of credit of NT$8,002 million (US$265.3 million) available from seven domestic and foreign financial institutions, of which NT$1,574 million (US$52.0 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$5,000 million and US$150 million for capacity expansion and working capital purposes. This facility is a long-term credit facility expiring in October 29, 2015. On November 5, 2010, we drew down NT$4,377 million (US$144.6 million) from this credit facility. On September 30, 2011, we drew down NT$5,000 million (US$165.2 million) from this credit facility. As of December 31, 2011, we had short-term and long-term borrowings of NT$1,514 million (US$50.1 million) and NT$9,549 million (US$315.45 million), exclusive of loan arrangement fees of NT$17 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	15,492	14,407	13,035	430.6
Net cash used in investing activities	(5,621)	(16,083)	(11,903)	(393.2)
Net cash used in financing activities	(9,054)	(2,266)	(924)	(30.5)
Effect of exchange rate changes on cash	(43)	(154)	215	7.1

Net (decrease) increase in cash and cash equivalents	774	(4,096)	423	14.0

Net Cash Provided by Operating Activities

In 2011, net cash provided by operations was NT$13,035 million (US$430.6 million) compared to NT$14,407 million in 2010. The decrease in net cash provided by operating activities was primarily the result of decrease in net income in 2011.

In 2010, net cash provided by operations was NT$14,407 million compared to NT$15,492 million in 2009. The decrease in net cash provided by operating activities was primarily the result of a decrease in net income in 2010.

Net Cash Used in Investing Activities

In 2011, cash used in investing activities was NT$11,903 million (US$393.2 million) compared to NT$16,083 million in 2010. The decrease in net cash used in investing activities was primarily the result of decreases in fixed assets expenditures in 2011, compared to those of 2010. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2010 and 2011, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2010 and 2011, outstanding balances of prepayments for purchases of equipment amounted to NT$4,127 million and NT$3,362 million (US$111.1 million), respectively. We do not have any written options on non-financial assets.

In 2010, cash used in investing activities was NT$16,083 million compared to NT$5,621 million in 2009. The increase in net cash used in investing activities was primarily the result of increases in capital expenditures for property, plants and equipment in 2010. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2009 and 2010, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2009 and 2010, outstanding balances of prepayments for purchases of equipment amounted to NT$1,182 million and NT$4,127 million, respectively. We do not have any written options on non-financial assets.

Net Cash Used in Financing Activities

Net cash used in financing activities was NT$2,266 million and NT$924 million (US$30.5 million) in 2010 and 2011, respectively. In 2010, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$8,040 million and proceeds from long-term borrowings of NT$4,525 million. In 2011, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$5,048 million (US$166.8 million) and proceeds from long-term borrowings of NT$5,000 million (US$165.2 million) and the cost of repurchasing our common stock of NT$964 million (US$31.8 million).

Net cash used in financing activities was NT$9,054 million and NT$2,266 million in 2009 and 2010, respectively. In 2009, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$5,609 million and our repayment of long-term borrowings of NT$3,000 million. In 2010, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$8,040 million and proceeds from long-term borrowings of NT$4,525 million and increase in short-term borrowings of NT$ 1,249 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2012 is approximately NT$17,500 million (US$578.1 million), which is mostly funded from our retained earnings. We expect that our capital expenditures in 2012 will primarily consist of purchasing equipment and improving our facilities. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$ 5,000 million and US$ 150 million for capacity expansion and working capital purposes. This facility is a long-term credit facility expiring on October 29, 2015. On November 5, 2010, we drew down NT$4,377 million (US$144.6 million) from this credit facility. On September 30, 2011, we drew down NT$5,000 million (US$165.2 million) from this credit facility.

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

Inflation/Deflation

The inflation rate in Taiwan was -0.87% in 2009, 0.96% in 2010 and 1.42% in 2011. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

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

Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under R.O.C. GAAP	8,790	5,627	4,837	159.8
U.S. GAAP adjustments:
Compensated absences	(15)	(8)	(80)	(2.6)
Defined benefit pension plan-net periodic pension cost	1	(1)	—	—

Total U.S. GAAP adjustments	(14)	(9)	(80)	(2.6)
Taxation effect	(21)	(21)	(66)	(2.2)

Net income under U.S. GAAP	8,755	5,597	4,691	155.0

Reconciliation of Consolidated Stockholders’ Equity

The following are the most significant differences between R.O.C. GAAP and U.S. GAAP as they relate to our net income and stockholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Total stockholders’ equity as reported under R.O.C. GAAP	63,081	61,296	58,795	1,942.3
U.S. GAAP adjustments:
Compensated absences	(73)	(81)	(161)	(5.3)
Defined benefit pension plan	(363)	(386)	(300)	(9.9)
Acquisition of Siliconware Corporation	4,874	4,874	4,874	161.0
Taxation effect	(61)	(83)	(149)	(4.9)

Stockholders’ equity under U.S. GAAP	67,458	65,620	63,059	2,083.2

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

In accordance with ASC Topic 350, Intangible – Goodwill and Other (“ASC Topic 350”), we no longer amortize goodwill since 2002. We perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2009, 2010 and 2011, and concluded that there was no impairment in these three years.

Impairment of Long-lived Assets

R.O.C. SFAS No. 35 regarding impairment of long-lived assets is effective for financial statements issued for fiscal years ended after December 31, 2005 and the interim periods within such fiscal years. Under both R.O.C. GAAP and U.S. GAAP, we are required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever an event occurs or evidence indicates the carrying amount of an asset may not be recoverable. Under R.O.C. GAAP, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of fair value less cost to sale or value in use (discounted cash flows). The difference between the recoverable amount and the carrying amount of an asset is recognized as a loss in earnings. Under U.S. GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices from the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows.

We performed periodical review for our long-lived assets and reclassified idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. We recognized impairment losses of NT$74 million, NT$118 million and NT$134 million (US$4.4 million) on idle assets for the years ended December 31, 2009, 2010 and 2011, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2009, 2010 and 2011.

Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. We did not issue any stock dividends in 2009, 2010 and 2011. Hence, reclassification from retained earnings to additional paid-in capital is not needed.

Calculation of EPS

Under R.O.C. GAAP, as employees’ bonuses could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted average number of common shares outstanding during the reporting year, which takes into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonuses no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued for both basic and diluted EPS calculation. No employee bonus shares were issued in 2009, 2010, and 2011.

For the purpose of computing the dilutive effect of the employee stock options, the treasury-stock method is used. Treasury shares that may be repurchased with assumed proceeds from the exercise of employee stock options may not be sufficient for the shares issued upon exercising options. Therefore, incremental shares are added to the weighted average number of shares outstanding. Under R.O.C. GAAP, the assumed proceeds are the exercise price. Under U.S. GAAP, the assumed proceeds are the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that will be credited to additional paid-in capital assuming exercise of the options. Therefore, the amount of incremental shares calculated under U.S. GAAP is different from the one calculated under R.O.C. GAAP.

Recent Accounting Pronouncements

U.S. GAAP

In May 2011, the Financial Accounting Standards Board, FASB, issued amendments on fair value measurements and related disclosures which clarify the application of existing guidance and disclosure requirement, change certain fair value measurement principles and prescribe enhanced financial statement disclosures for Level 3 fair value measurements. The updated accounting guidance will be effective for reporting periods beginning after December 15, 2011. We do not anticipate that the adoption of this amendment will have significant impact on our consolidated financial statements.

In June 2011, the FASB issued amended guidance regarding the presentation of comprehensive income. The new standard eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. Under this amendment, all changes in other comprehensive income are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. The amendments are effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The new guidance also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented, which was indefinitely deferred by an update issued by the FASB in December 2011. We do not anticipate material impacts on our financial statements upon adoption.

In September 2011, the FASB issued authoritative guidance which simplifies goodwill impairment testing. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis, two-step goodwill impairment test. Otherwise, the quantitative tests become optional. The guidance is effective January 1, 2012 with early adoption permitted. We do not expect the adoption of the guidance to have any significant impact on our consolidated financial statements.

In December 2011, the FASB, to help reconcile differences between U.S. GAAP and IFRSs, released updated accounting standard requiring entities disclose both gross and net information for both financial instruments eligible for offset in the statement of financial position. The amendments are effective for annual reporting period beginning on or after January 1, 2013. An entity should provide sufficient disclosures retrospectively for all comparative periods presented. We do not anticipate material impacts on our financial statements upon adoption.

R.O.C. GAAP

Effective January 1, 2011, the Company implemented the amendments of R.O.C. SFAS No. 34, “Accounting for Financial Instruments”. The major amendment required the Company to include loans and receivables which originated by the entity as financial instruments. The change in accounting principle does not cause significant impact toward the financial statements for the year ended December 31, 2011.

Effective January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Disclosure of Operating Segment Information” to replace R.O.C SFAS No. 20, “Disclosure of Segment Information.” The Company, following the standard, restated segment’s information of 2010 while first adoption. The change in accounting principle does not cause impact toward the consolidated net income and earnings per share in 2011.

Pursuant to the regulation No. 0990004943 of Financial Supervisory Commission of Executive Yuan (FSCEY), public companies, starting from 2013, shall prepare financial reports by following International Financial Reporting Standards (IFRSs), which are translated and announced by R.O.C. Accounting Research and Development Foundation (ARDF). To respond to the request, the Company has already formed a team and outlined a plan to implement the regulations. This change does not cause significant impact on the Company’s financial results of 2011.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2011. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2011, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2011.

	Payments Due by Period
Contractual Obligations (1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(3)	9,549	—	6,366	3,183	—
Short-term loans	1,514	1,514	—	—	—
Operating leases(2)	277	72	92	36	77

Total contractual cash obligations	11,340	1,586	6,458	3,219	77

(1)	Excludes interest payments and loan arrangement fees.
(2)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and San Jose, California.
(3)	The interest expenses for long-term loans are calculated based on floating interest rates.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated balance sheet as of December 31, 2011 include NT$481 million (US$15.9 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$49 million (US$1.6 million) to the pension plan in 2012.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2012. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Bough Lin	61	Chairman; Executive Vice President	29	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	65	Vice Chairman; President	29	Director of SPIL’s subsidiaries.
Wen-Lung Lin	60	Director	7	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	58	Director; Senior Vice President	29	Director of SPIL’s subsidiary.
Kun-Yi Chien	57	Senior Vice President	24	None

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Wen-Jung Lin	65	Director	21	None
Cheng-Chich Huang	63	Independent Director(1)	1(2)	Chairman of Li Fu Investment
Randy Hsiao-Yu Lo	55	Director	1(2)	President & CEO, Siliconware, USA, Inc.
Ing Dar Liu	64	Independent Director(1)	7	Director of AME Inc; Chairman of Jing-Hong Investment.
Jing-Shan Aur	63	Independent Director(1)	7	Director of RSEA Engineering Corp.
Wen-Lung Cheng	64	Supervisor	10	Chairman of Joinwin Investment; Director of SPIL’s subsidiary; Supervisor of Gamania Digital Entertainment Co. Ltd.
Wen-Ching Lin	56	Supervisor	1(2)	Chairman of Young Fong Investment
Yu-Hu Liu	55	Supervisor	1(2)	None
Mike Ma	53	Vice President	2	None
Chien-Hua Chen	58	Vice President	14	None
Eric Wu	47	Vice President	12	None
C.S Hsiao	54	Vice President	26	None
John Yu	48	Vice President	21	None
Patrick Lin	56	Vice President	11	None
Eva Chen	55	Vice President; Chief Financial Officer	8	None
Ching-Yu Hsu	50	Vice President	25	None
Jas Hsieh	62	Vice President	9	None
River Gu	54	Vice President	25	None
David Tseng	50	Vice President	27	None
M.S. Chang	52	Vice President	26	None

(1)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.
(2)	Rounded-up for ease of reference from June 2011.

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

Chi-Wen Tsai is currently our vice chairman and president. He has been our director since August 1984. Mr. Tsai is also a director of our subsidiaries, SPIL (Cayman) Holding Ltd., Siliconware Technology (Suzhou) Ltd. and Siliconware U.S.A., Inc., as our representative. He graduated from the National Taipei Institute of Technology in Taiwan in 1969 with a Bachelor’s degree in electrical engineering.

Wen-Lung Lin has been our director since June 2005. He graduated from Taichung Commercial College in Taiwan with a Bachelor’s degree. Mr. Lin is currently the chairman of Ku-Ming Investment Co.

Yen-Chun Chang is currently our senior vice president. He has been our director since August 1984. He is also currently a director of our subsidiary, Siliconware Technology (Suzhou) Ltd. as our representative. Mr. Chang graduated from Nan Tai College in Taiwan in 1976 with a Bachelor’s degree in electronic engineering.

Kun-Yi Chien is currently the senior vice president in our Administration Management Center. He graduated from Tunghai University in 2009 with an EMBA.

Wen-Jung Lin has been our director since June 1991. He received a Bachelor’s degree in architecture from Feng Chia University in Taiwan in 1970. Mr. Lin is a cousin of Mr. Bough Lin, our chairman.

Cheng-Chich Huang has been our director since June 2011. He received a Bachelor’s degree in electrical engineering from the National Taipei Institute of Technology in Taiwan. Mr. Huang was a Director of Foxconn in 2010 and also previously the chairman of Premier Image Technology Corp.

Randy Hsiao-Yu Lo has been our director since June 2011. He received a Ph.D. in chemical engineering from Purdue University in the United States. He previously served as the vice president of our Advanced Package R&D division. Mr. Lo is also currently the President and CEO of our subsidiary, Siliconware U.S.A., Inc.

Ing-Dar Liu has been our independent director since June 2005. He received a Master’s degree in electrics from National Chiao Tung University in Taiwan. He was the vice chairman of AU Optronics Corp. in 2001.

Jing-Shan Aur has been our independent director since June 2005. He received a Bachelor’s degree in National Taiwan Ocean University. He was previously the chairman of APTOS Corp.

Wen-Lung Cheng has been our supervisor since June 2002. Mr. Cheng received a Bachelor’s degree in bank and insurance from Tamkang University in Taiwan in 1969. He is the brother-in-law of Mr. Bough Lin, our chairman.

Wen-Ching Lin has been our supervisor since June 2011. He received a Bachelor’s degree from Takushoku University in Japan. He is the brother of Mr. Bough Lin, our chairman.

Yu-Hu Liu has been our supervisor since June 2011 and the vice president in charge of our Changhua Facility since 2007. Mr. Liu graduated from Lien Ho College with a Bachelor’s degree in electrical engineering.

Mike Ma has been our vice president in charge of our research and development since April 2011. Before joining us, Mr. Ma was the director in charge of the cooperate research and development division of United Microelectronics Corporation. He graduated from North Carolina State University in the U.S.A. in 1992 with a PhD in materials engineering.

Chien-Hua Chen has been our vice president in charge of Europe Sales/North America Customer Service since 1999. Before joining us, Mr. Chen was the general manager of Ling Sheng Co. He graduated from Arizona State University in the U.S.A. with a Master’s degree in electrical engineering.

Eric Wu has been our vice president in charge of our Hsin Chu Branch since March 2011. Before joining us, Mr. Wu was the director in charge of test development division of Caesar Tech. Imc. He graduated from ChungYuan Christian University in Taiwan in 1989 with a Bachelor’s degree in electronic engineering.

C.S Hsiao has been the vice president in our Engineering Center since 2007. He graduated from Feng Chia University in Taiwan in 1982 with a Bachelor’s degree in chemical engineering.

John Yu has been our vice president in Asia District Marketing and Sales Group since March 2010. He graduated from National Taiwan University of Science and Technology in Taiwan in 1992 with a Bachelor’s degree in industrial engineering and management.

Patrick Lin has been our vice president in charge of our operation supporting division since 2002. Before joining us, Mr. Lin was the director in charge of operations support of Orient Semiconductor Electronics. He graduated from Tamkang University in Taiwan in 1981 with a Bachelor’s degree in international trade.

Eva Chen has been our chief financial officer since 2005. She graduated from National Chung Cheng University in Taiwan in 2007 with a Master’s degree in accounting and information technology.

Ching-Yu Hsu has been our vice president in charge of our Changhua Facility since May 2011. He graduated from Chin-Yi College of Technology in Taiwan in 1983 with a Bachelor’s degree in electronic engineering.

Jas Hsieh has been our vice president in charge of our quality & reliability center since October 2010. Before joining us, Mr. Hsieh was the vice president in charge of quality & reliability division of Advanced Semiconductor Engineering, Inc. He graduated from Feng Chia University in Taiwan in 1974 with a Bachelor’s degree in mechanical engineering.

River Gu has been our vice president in charge of our Manufacturing Division 1 since 2002. He graduated from Feng Chia University in Taiwan in 1985 with a Bachelor’s degree in electronic engineering.

David Tseng has been our vice president in charge of our Manufacturing Division 5 since 2002. He graduated from Oriental Institute of Technology in Taiwan in 1983 with a Bachelor’s degree in electrical engineering.

M.S. Chang has been our vice president in charge of our operations planning division since 2000. He graduated from Feng Chia University in Taiwan in 2005 with a Master’s degree in industrial engineering and systems management.

B. Compensation of Directors, Supervisors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2011 was NT$172 million (US$5.7 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.

C. Board Practices

All of our directors and supervisors were elected on June 22, 2011 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Audit Committee

At the date of this filing, we have three independent directors, Jing-Shan Aur, Ing-Dar Liu and Cheng-Chich Huang, to constitute an audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASDAQ Listing Rule 5605(b). We have been in compliance with the requirements thereunder since July 27, 2005.

Compensation Committee

We currently follow the practice under the R.O.C. Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the R.O.C., including our company, to establish a remuneration committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards. On March 18, 2011, the R.O.C. Financial Supervisory Commission promulgated “Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter”, according to which publicly listed companies of our size were required to establish a remuneration committee composed of no less than three members appointed by the board of directors by September 30, 2011. Such committee members must meet certain professional qualification requirements and must not have served as an employee or non-independent director of the company in the two years prior to their appointment. Pursuant to such regulations, on August 25, 2011, we established a remuneration committee comprised of William W. Sheng, Professor of the National Taichung Institute of Technology, Tsai-Ding Lin, Professor of Tunghai University, and Jing-Shan Aur, one of our independent directors.

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2009, 2010 and 2011, we, together with our subsidiaries, had 16,077, 18,455 and 19,906 full-time employees, respectively. Of these employees, as of December 31, 2011, 17,719 were located in Taiwan, and 2,126 were located in Mainland China, and 61 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees cash bonuses of NT$561 million (US$18.5 million) in 2011.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor union.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2012, our most recent record date.

Name	Number of Shares Owned	Percentage of Shares Owned

Bough Lin	68,674,075	2.20%
Chi-Wen Tsai	43,175,555	1.39%
Wen-Lung Lin	20,754,751	*
Yen-Chun Chang	11,776,417	*
Wen-Jung Lin	5,131,914	*
Cheng-Chich Huang	746,737	*
Ing-Dar Liu	311,000	*
Jing-Shan Aur	146,292	*
Hsiao-Yu Lo	472	*
Wen-Lung Cheng	10,133,937	*
Yu Hu Liu	7,438,972	*
Wen-Ching Lin	11,200,000	*
Teresa Wang(1)	11,251,831	*
Hsiu-Li Liu(2)	12,251,189	*

Name	Number of Shares Owned	Percentage of Shares Owned
Fu-Mei Tang(3)	9,025,917	*
Kun-Yi Chien	360,029	*
Chien-Hua Chen	24,668	*
C.S Hsiao	135,408	*
John Yu	174,894	*
Eric Wu	30,737	*
Mike Ma	0	*
Ching-Yu Hsu	0	*
C.Y. Lin(4)	239,819	*
Chien-An Chen(5)	473,833	*
Michael Chang(6)	206,560	*
Patrick Lin	130,039	*
Eva Chen	490,164	*
Jas Hsieh	122,000	*
River Gu	15,000	*
David Tseng	0	*
M.S. Chang	75,000	*

*	Less than 1%.
(1)	Representing Pei-Sheng Cultural Educational Foundation. As of June 22, 2011, Teresa Wang was no longer a director of our company.
(2)	As of June 22, 2011, Hsiu-Li Liu was no longer a director of our company.
(3)	As of June 22, 2011, Fu-Mei Tang was no longer a supervisor of our company.
(4)	C.Y.Lin resigned in March 2011 and since then has been re-employed as a consultant.
(5)	Chien-An Chen retired in April 2011.
(6)	As of April 8, 2011, Michael Chang was no longer an executive officer of our company.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as July 19, 2009, July 18, 2010 and July 24, 2011 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 19, 2009		July 18, 2010		July 24, 2011(1)
Name of beneficial owner	Number of Shares Owned	Percentage of Shares Owned	Number of Shares Owned	Percentage of Shares Owned	Number of Shares Owned	Percentage of Shares Owned

Citibank(2)(3)	624,143,605	19.80%	624,143,605	20.03%	537,737,915	17.26%

JPMorgan in Custody for Capital Income Builder Inc	68,555,300	2.17%	40,070,300	1.29%	173,970,300	5.58%

JPMorgan in Custody for Capital World Growth and Income Fund Inc.	78,206,000	2.48%	139,165,000	4.47%	139,165,000	4.47%

Chunghwa Post Co., Ltd	43,252,067	1.37%	54,688,067	1.75%	72,236,067	2.32%

Bough Lin	66,494,075	2.11%	65,294,075	2.10%	68,674,075	2.20%

Shin Kong Life Insurance Company Ltd	6,888,000	0.22%	43,976,000	1.41%	66,008,000	2.12%

	July 19, 2009				July 18, 2010				July 24, 2011(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned

JPMorgan Chase Bank N.A Taipei Branch in custody for T. Rowe Price New Asia Fund	*		*		25,458,000		0.81%		61,324,000		1.97%

Ku-Ming Investment Company Ltd(4)	56,102,878		1.78%		56,102,878		1.80%		56,112,878		1.80%

Cathay Life Insurance Company Ltd	14,425,000		0.46%		24,589,000		0.79%		45,282,000		1.45%

Chi-Wen Tsai	40,175,555		1.27%		40,175,555		1.29%		43,175,555		1.39%

Directors and Supervisors as a group	183,841,878	(5)	5.90	%(5)	193,372,878	(6)	6.21	%(6)	179,490,122	(7)	5.76	%(7)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs.
(3)	As of December 31, 2011 and based on the Schedule 13Gs filed by Capital Research Global Investors on February 6, 2012, Capital Research Global Investors beneficially owned 240,670,300 common shares in the form of ADSs individually, which represented 7.7% of our outstanding share capital. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(4)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(5)	As of March 31, 2010.
(6)	As of March 31, 2011.
(7)	As of March 31, 2012.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2012, a total of 81,307,236 ADSs and 3,078,319,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C. As of March 31, 2012, 406,536,310 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that, as of March 31, 2012, 406,536,310 common shares were held of record by Cede & Co. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Phoenix Precision Technology Corporation

We purchased semiconductor raw materials from Phoenix Precision Technology Corporation, or Phoenix Precision, totaling NT$2,085 million in 2009. The average payment period is approximately 90 days from the date of completion of service or purchase.

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

AcSiP Technology Corp.

In order to develop our System in Package (SiP) module business, we purchased 1.75 million common shares of AcSiP Technology Corp. (AcSiP) for NT$50.75 million (US$1.68 million) and obtained 20% of the voting rights of AcSiP in May 2011. As a result of an increase in AcSiP’s issued shares, our ownership share in AcSiP decreased to 16.73% as of December 31, 2011. We assess and determine that we maintain significant influence over AcSiP and therefore continue to recognize our investment in AcSiP under the equity method.

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

	Cash Dividend per share	Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870
2001	0	1.45	235,421,212	1,852,761,683
2002(3)	0	0	—	1,853,668,683
2003(4)	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426
2007	3.40	0.20	58,672,538	3,073,424,534
2008	4.50	0.10	30,746,975	3,152,589,871
2009	1.80	0	0	3,116,361,139
2010	2.58	0	0	3,116,361,139
2011	1.62	0	0	3,078,319,139

(1)	Our stock dividend is declared in NT dollar amount per Share. The number of Shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of Shares owned by the shareholder and divided by the par value of NT$10 per Share.
(2)	Total number of Shares issued as stock dividends include Shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.

B. Significant Changes

Our net operating revenues on a consolidated basis for the three months ended March 31, 2012 amounted to NT$15,118 million. Our net operating revenues for the first three months of 2012 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2012. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2007	71.70	47.90	12,423	9,809.88	7,344.56
2008	58.10	22.95	17,490	9,295.20	4,089.93
2009	48.90	25.90	28,392	8,188.11	4,242.61
2010	46.65	28.85	34,367	8,972.50	7,071.67
First Quarter	46.65	37.25	25,350	8,356.89	7,212.87
Second Quarter	41.95	33.80	32,722	8,171.94	7,071.67

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
Third Quarter	37.80	28.85	35,612	8,240.89	7,254.06
Fourth Quarter	36.35	31.20	42,498	8,972.50	8,046.23
2011	41.25	23.45	38,160	9,145.35	6,633.33
First Quarter	41.25	32.90	27,601	9,145.35	8,234.78
Second Quarter	39.05	33.40	43,362	9,062.35	8,478.86
Third Quarter	35.20	23.45	27,484	8,824.44	6,877.12
Fourth Quarter	32.20	24.60	53,449	7,622.01	6,633.33
November	31.25	26.10	65,343	7,622.01	6,784.52
December	28.95	24.60	51,117	7,178.69	6,633.33
2012 (through April 13, 2012)	36.50	26.80	46,315	8,144.04	6,952.21
First Quarter	35.80	26.80	47,362	8,144.04	6,952.21
January	34.00	26.80	36,619	7,517.08	6,952.21
February	35.00	31.70	47,939	8,121.44	7,549.21
March	35.80	32.55	53,866	8,144.04	7,872.66
April (through April 13, 2012)	36.50	34.55	39,567	7,862.90	7,600.87

Sources: Taiwan Stock Exchange Statistical Data 1999-2012, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$	(in thousands of shares)
2007	12.54	7.45	1,877,492
2008	9.55	3.24	2,506,994
2009	8.11	3.85	2,241,612
2010	5.86	4.46	1,945,648
First Quarter	7.64	5.84	2,822,802
Second Quarter	6.78	5.27	1,887,729
Third Quarter	5.86	4.46	1,585,380
Fourth Quarter	6.06	5.04	1,526,894
2011	7.15	3.93	2,166,958
First Quarter	7.15	5.68	2,365,869
Second Quarter	6.86	5.79	1,825,454
Third Quarter	6.16	3.93	2,227,705
Fourth Quarter	5.33	3.98	2,250,997
November	5.21	4.19	1,924,914
December	4.68	3.98	2,322,429
2012 (through April 13, 2012)	6.04	4.52	1,529,062
First Quarter	6.04	4.52	1,567,231
January	5.65	4.52	1,810,980
February	5.82	5.27	1,708,645
March	6.04	5.37	1,217,082
April (through April 13, 2012)	5.99	5.73	1,266,122

Source: NASDAQ Stock Exchange.

(1)	As reported.

B. Plan of Distribution.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The last election for all of the directors and supervisors was held in June 2011. Upon the end of the term of the directors elected during the 2011 shareholders’ meeting, our board is required by the R.O.C. Company Act, the Securities and Exchange Act and other relevant laws and regulations to consist of at least three directors, comprising not less than 20% of the total number of directors. In addition, our shareholders also elect three supervisors whose duties include investigating our services and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting or when such a meeting is necessary for our benefit, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors cannot concurrently serve as our directors or officers. A person may serve as our director or supervisor in his personal capacity or as the representative of one of our shareholder entities. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Our audit committee consists of three independent auditors, including Jing-Shan Aur, Ing-Dar Liu and Cheng-Chich Huang. In order to facilitate the function of our board of directors, our audit committee and board of directors have established procedures for the complaints pursuant to Rule 10A-3(b)(3) under the Exchange Act and have established a means for communicating with the non-management members of our board of directors.

According to the R.O.C. Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors and supervisors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute no more than 1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as remuneration to directors and supervisors. Our board of directors is authorized to determine the compensation for directors and supervisors by taking into consideration their respective contributions to our company as well as international industry practice. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors and supervisors hold our issued shares at the ratios as required by the regulatory authority.

Shares

As of March 31, 2012, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion, was issued, but due to our share repurchase program, the number of outstanding shares decreased to 3.08 billion shares. As of March 31, 2012, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2012. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.

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

In addition to permitting dividends to be paid out of net income, we are permitted under the R.O.C. Company Act to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve and capital surplus of premiums from issuing stock and earnings from gifts received if we do not have losses. However, the amount of legal reserve that may be used to distribute cash dividends shall be limited to the portion of the reserve balance that exceeds 25% of capital stock.

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

Except as described below, a holder generally will not be able to exercise voting rights attaching to the shares on an individual basis. According to the R.O.C. Company Act, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors and/or supervisors, be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights of the shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors and/or supervisors, which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to R.O.C. Company Act and our articles of incorporation, the election of directors and/or supervisors is by means of cumulative voting.

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

On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Investment Regulations, under which the “Qualified Foreign Institutional Investors”, or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor” means an entity which is incorporated under the laws of countries other than the R.O.C. or the branch of a foreign entity which is established within the territory of the R.O.C., and “Foreign Individual Investor” means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

On April 30, 2009, the R.O.C. FSC promulgated regulations allowing QDIIs under P.R.C. regulations and certain other P.R.C. persons to invest in the securities of R.O.C. companies. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a P.R.C. person’s ownership of 10% or more of the issued and outstanding shares of a listed R.O.C. company.

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

On September 30, 2003, the Securities and Futures Bureau issued amendments to the “Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

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

•

Except for certain specified industries, such as telecommunications, investments in Taiwan-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of the Republic of China (Taiwan) and the Taiwan Stock Exchange a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the R.O.C. under these guidelines may be remitted out of the R.O.C. at any time after the date the capital is remitted to the R.O.C. Capital gains and income on investments may be remitted out of the R.O.C. at any time.

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

The R.O.C. Financial Supervisory Commission announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”). According to the P.R.C. Regulations, a qualified domestic institutional investor (“QDII”) is allowed to invest in Taiwan Securities (including up to 10% shareholding of a Taiwan company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the Taiwan securities market with the amount approved by the Taiwan Stock Exchange. There is no assurance that in the future, there will not be further restrictions or prohibitions imposed on P.R.C. persons (including QDIIs) from investing in certain industries in Taiwan. In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors other than QDII are prohibited from making investments in a Taiwan company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such Taiwan company.

In addition to the general restriction against direct investment by P.R.C. investors in securities of Taiwan companies, P.R.C. investors may only invest in certain industries in the Positive List, as promulgated by the R.O.C. Executive Yuan in June of 2009. In the semiconductor packaging and testing industry, P.R.C. investors are allowed to invest up to 10% in existing Taiwan companies, and up to 50% in new ventures, but are not allowed to be controlling shareholders of the Taiwan companies in which they invest.

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

This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2011 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Our determination that we were not a PFIC in 2011 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2011, sales in the amount of US$1,796 million were denominated in U.S. dollars. In 2011, material purchases from our overseas vendors in the amounts of US$517 million and ¥6,358 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2011, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$355 million. As of December 31, 2011, we also had accounts payable and other liabilities denominated in U.S. dollars and the Japanese yen of US$140 million and of ¥2,835 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. The table below presents our financial instruments with foreign exchange risk as of December 31, 2011:

	Expected Maturity Date
Expressed in NT$ amount (in millions)	2012	2013	2014	2015	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit (US$)	1,719.34	—	—	—	—	1,719.34	1,719.34
Liabilities:
Short-term Loans (US$)	50.00	—	—	—	—	50.00	50.00
Long-term Loans (US$)	—	105.15	105.15	105.15	—	315.45	315.45

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

As of December 31, 2011, we had NT$9,549 million (US$315.45 million), exclusive of loan arrangement fees of NT$17 million, of long-term borrowings. Our future interest expense on our long-term borrowings may increase or decrease due to changes in market interest rates. Our long-term borrowings had a weighted average interest rate of 1.1037% per annum during 2011 and repayable in 6 semi-annual installments starting from April 2013.

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

Payments by Depositary

In 2011, we received the following payments (subject to applicable withholding tax) from Citibank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	16.1
Reimbursement of legal and consulting fees	380.7
Reimbursement of listing fees	52.3
Reimbursement of proxy process expenses	163.9
Reimbursement of SEC filing and maintenance fees	1,223.6

Total	1,836.6

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2011, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level as of December 31, 2011.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2011, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2010 and 2011.

	2010	2011	2011
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	18,610	18,210	601.59
Audit-related Fees(2)	180	180	5.95
Tax Fees(3)	3,210	3,610	119.26
All other Fees (4)	3,779	3,980	131.48

Total	25,779	25,980	858.28

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”.
(3)	Tax fees include fees billed for tax compliance services and tax advice services.
(4)	All other fees include fees billed for consultations of financial accounting and reporting standards. Such fees paid during 2010 and 2011 were primarily for the consultations regarding conversion from financial statements under R.O.C. GAAP to International Financial Reporting Standards, or IFRSs.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, Taiwan including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2010 and 2011 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid per Share in NT$	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 9, 2011 – August 31, 2011	30,450,000	24.94	30,450,000	19,550,000
September 1, 2011 – September 30, 2011	7,592,000	26.96	38,042,000	11,958,000
October 1, 2011 – October 8, 2011	0	—	38,042,000	11,958,000

Total	38,042,000	25.35	38,042,000	11,958,000

(1)	On August 8, 2011, our board of directors authorized a share repurchase program for the repurchase of up to 50,000,000 shares of our common stock during the period from August 9, 2011, to October 8, 2011, at a purchase price range between NT$18 and NT$30 per share. We repurchased a total of 38,042,000 shares of our common stock pursuant to this share repurchase program, at an average price per share of NT$25.35.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

NASDAQ Listing Rule 5605(d) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under the R.O.C. Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the R.O.C., including our company, to establish a remuneration committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards. On March 18, 2011, the R.O.C. Financial Supervisory Commission promulgated “Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter”, according to which publicly listed companies of our size were required to establish a remuneration committee composed of no less than three members appointed by the board of directors. Such committee members must meet certain professional qualification requirements and must not have served as an employee or non-independent director of the company in the two years prior to their appointment. Pursuant to such regulations, on August 25, 2011, we established a remuneration committee comprised of William W. Sheng, Professor of the National Taichung Institute of Technology, Tsai-Ding Lin, Professor of Tunghai University, and Jing-Shan Aur, one of our independent directors.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following is a list of the audited financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 22, 2011 (English translation)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(1)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2015)(2)

4.2	License Agreement with Flip Chip Technologies, L.L.C.(3)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(4)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(5)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/S/ EVA CHEN
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 26, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“ROC GAAP”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 26, 2012

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2010	2011
	NT$	NT$	US$ (Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	15,519,008	15,941,600	526,647
Notes receivable, net	73,229	22,211	734
Accounts receivable, net (Note 5)	9,648,610	10,231,452	338,006
Other financial assets, current (Note 23)	1,296,089	569,306	18,808
Inventories (Note 6)	3,515,897	3,985,115	131,652
Deferred income tax assets, current (Note 19)	588,074	307,496	10,158
Other current assets – other	551,161	594,494	19,640

	31,192,068	31,651,674	1,045,645

Long-term Investments
Available-for-sale financial assets, noncurrent (Notes 7 and 27)	4,887,007	3,198,180	105,655
Financial assets carried at cost, noncurrent (Notes 8 and 27)	1,449,343	1,932,643	63,847
Long-term investment under the equity method (Note 9)	148,918	173,575	5,734

	6,485,268	5,304,398	175,236

Property, Plant and Equipment (Note 10)
Cost:
Land	2,903,192	2,903,192	95,910
Buildings	15,140,684	17,370,696	573,858
Machinery and equipment	52,257,238	56,535,805	1,867,718
Utility equipment	1,167,108	1,301,488	42,996
Furniture and fixtures	940,263	1,042,718	34,447
Other equipment	2,432,287	2,808,025	92,766

	74,840,772	81,961,924	2,707,695
Less: Accumulated depreciation	(36,040,524)	(41,179,337)	(1,360,401)
Construction in progress and prepayments for equipment	4,126,547	3,362,217	111,074

	42,926,795	44,144,804	1,458,368

Other Assets
Refundable deposits	8,383	10,937	361
Deferred charges	711,966	1,151,271	38,033
Deferred income tax asset, noncurrent (Note 19)	1,072,709	1,274,263	42,097
Other assets – other	159,882	153,637	5,076

	1,952,940	2,590,108	85,567

TOTAL ASSETS	82,557,071	83,690,984	2,764,816

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2010	2011
	NT$	NT$	US$ (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Notes 11 and 27)	1,461,281	1,513,750	50,008
Accounts payable (Note 22)	7,345,871	6,404,096	211,566
Income tax payable (Note 19)	520,613	483,595	15,976
Accrued expenses	3,075,442	2,998,870	99,071
Other payables (Notes 12 and 22)	3,954,824	3,203,519	105,831
Other current liabilities	185,575	278,543	9,202

	16,543,606	14,882,373	491,654

Long-term Liabilities
Long-term loans (Notes 13 and 27)	4,368,158	9,532,335	314,910

Other Liabilities (Note 14)
Other liabilities – other	349,126	481,406	15,904

Total Liabilities	21,260,890	24,896,114	822,468

Commitments and Contingencies (Note 24)

Stockholders’ Equity
Capital stock (Notes 1 and 15)	31,163,611	31,163,611	1,029,522
Capital reserve (Note 16)
Additional paid in capital	14,290,224	14,290,224	472,092
Premium arising from merger	1,929,136	1,929,136	63,731
Other	234,167	234,167	7,736
Retained earnings (Note 17)
Legal reserve	6,599,402	7,162,092	236,607
Unappropriated earnings	5,644,961	4,871,009	160,919
Unrealized gain on available-for-sale financial assets	1,788,512	111,072	3,669
Cumulative translation adjustments	(85,264)	375,051	12,390
Net loss not recognized as pension cost	(268,568)	(377,304)	(12,465)
Treasury stock (Note 18)	—	(964,188)	(31,853)

Total Stockholders’ Equity	61,296,181	58,794,870	1,942,348

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	82,557,071	83,690,984	2,764,816

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 2)
Net Operating Revenues (Notes 22)	59,294,592	63,857,470	61,236,892	2,023,023
Cost of Goods Sold (Notes 6 and 22)	(47,851,772)	(54,041,264)	(51,746,475)	(1,709,497)

Gross Profit	11,442,820	9,816,206	9,490,417	313,526

Operating Expenses (Note 22)
Selling expenses	(622,208)	(392,391)	(730,532)	(24,134)
General and administrative expenses	(1,401,541)	(1,509,261)	(1,668,317)	(55,115)
Research and development expenses	(1,276,041)	(1,538,307)	(2,001,417)	(66,119)

	(3,299,790)	(3,439,959)	(4,400,266)	(145,368)

Operating Income	8,143,030	6,376,247	5,090,151	168,158

Non-operating Income and Gain
Interest income (Note 27)	49,221	36,849	72,498	2,395
Gain on disposal of investments	1,947,879	—	—	—
Gain on foreign currency exchange	—	—	202,396	6,687
Others (Note 22)	263,511	303,674	439,982	14,535

	2,260,611	340,523	714,876	23,617

Non-operating Expenses and Losses
Interest expenses (Note 28)	(36,850)	(11,461)	(62,757)	(2,073)
Others (Note 9)	(153,653)	(315,529)	(198,142)	(6,546)

	(190,503)	(326,990)	(260,899)	(8,619)

Income from Continuing Operations Before Income Tax	10,213,138	6,389,780	5,544,128	183,156
Income Tax Expense (Note 20)	(1,423,309)	(762,873)	(706,885)	(23,353)

Net Income	8,789,829	5,626,907	4,837,243	159,803

Basic Earnings Per Share ( in dollars ) (Note 21)
Income (Before Tax)	3.28	2.05	1.79	0.06

Income (After Tax)	2.82	1.81	1.56	0.05

Diluted Earnings Per Share ( in dollars ) (Note 21)
Income (Before Tax)	3.25	2.04	1.78	0.06

Income (After Tax)	2.80	1.80	1.55	0.05

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

			Capital Reserve			Unrealized Gain on Available-for- sale Financial Assets	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total

	Capital Stock Issued			Retained Earnings
	Shares (Thousand)	Capital Stock		Legal Reserve	Unappropriated Earnings
2009		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2009	3,152,590	31,525,899	16,820,211	5,089,066	6,453,435	—	296,866	(77,172)	(794,184)	59,314,121
Appropriation for earnings for prior years: (Note)
Legal reserve	—	—	—	631,353	(631,353)	—	—	—	—	—
Cash dividends	—	—	—	—	(5,674,662)	—	—	—	—	(5,674,662)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	(88,289)	—	—	(88,289)
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	767,157	—	—	—	767,157
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(92,142)	—	(92,142)
Cash dividends for treasury stock held by subsidiary	—	—	65,212	—	—	—	—	—	—	65,212
Retirement of treasury stock	(36,229)	(362,288)	(431,896)	—	—	—	—	—	794,184	—
Net income	—	—	—	—	8,789,829	—	—	—	—	8,789,829

Balance at December 31, 2009	3,116,361	31,163,611	16,453,527	5,720,419	8,937,249	767,157	208,577	(169,314)	—	63,081,226

Note: The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $56,822 thousand and $630,518 thousand, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

						Unrealized Gain on Available-for- sale Financial Assets	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total

	Capital Stock Issued			Retained Earnings
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings
2010		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2010	3,116,361	31,163,611	16,453,527	5,720,419	8,937,249	767,157	208,577	(169,314)	—	63,081,226
Appropriation for earnings for prior years: (Note)
Legal reserve	—	—	—	878,983	(878,983)	—	—	—	—	—
Cash dividends	—	—	—	—	(8,040,212)	—	—	—	—	(8,040,212)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	(293,841)	—	—	(293,841)
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	1,021,355	—	—	—	1,021,355
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(99,254)	—	(99,254)
Net income	—	—	—	—	5,626,907	—	—	—	—	5,626,907

Balance at December 31, 2010	3,116,361	31,163,611	16,453,527	6,599,402	5,644,961	1,788,512	(85,264)	(268,568)	—	61,296,181

Note: The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $79,108 thousand and $893,357 thousand, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued		Capital Reserve	Retained Earnings		Unrealized Gain on Available-for-	Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Treasury Stock	Total
	Shares (Thousand)	Capital Stock		Legal Reserve	Unappropriated Earnings	sale Financial Assets
2011		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2011	3,116,361	31,163,611	16,453,527	6,599,402	5,644,961	1,788,512	(85,264)	(268,568)	—	61,296,181
Appropriation for earnings for prior years: (Note)
Legal reserve	—	—	—	562,690	(562,690)	—	—	—	—	—
Cash dividends	—	—	—	—	(5,048,505)	—	—	—	—	(5,048,505)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	—	460,315	—	—	460,315
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	(1,677,440)	—	—	—	(1,677,440)
Treasury stocks repurchase									(964,188)	(964,188)
Net loss not recognized as pension cost	—	—	—	—	—	—	—	(108,736)	—	(108,736)
Net income	—	—	—	—	4,837,243	—	—	—	—	4,837,243

Balance at December 31, 2011	3,116,361	31,163,611	16,453,527	7,162,092	4,871,009	111,072	375,051	(377,304)	(964,188)	58,794,870

Note: The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $50,642 thousand and $560,945 thousand, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	8,789,829	5,626,907	4,837,243	159,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,448,458	8,479,361	9,086,334	300,176
Amortization	505,687	433,973	559,571	18,486
Provision for (reversal of) bad debts expense	79,754	(260,927)	4,675	155
Provision for (reversal of) sales allowance	290,109	(293,021)	(731)	(24)
Provision for (reversal of) loss on obsolescence and decline in market value of inventories	6,946	(25,222)	30,554	1,009
Loss on liquidation of investment carried at cost	—	—	3,087	102
Gain on disposal of investments	(1,947,879)	—	—	—
Gain on liquidation of investment	(5,871)	—	—	—
Long-term investment loss under the equity method	—	3,757	26,093	862
Gain on disposal of property, plant and equipment	(8,469)	(44,276)	(109,596)	(3,621)
Provision for loss on idle assets	73,882	117,847	134,227	4,434
Foreign currency exchange (gain) loss on long-term loans	—	(157,500)	98,565	3,256
Amortization of arrangement fee of co-financing loans	—	322	2,427	80
Amortization of discount on long-term notes	2,581	—	—	—
(Increase) decrease in assets:
Notes receivable	5,629	(32,721)	55,721	1,841
Accounts receivable	(4,389,987)	2,163,598	(513,196)	(16,954)
Other financial assets, current	(2,706)	(83,528)	212,792	7,030
Inventories	(620,639)	(517,836)	(471,173)	(15,566)
Deferred income tax assets	546,367	204,791	90,487	2,989
Other current assets – other	(78,480)	11,564	(49,659)	(1,641)
Increase (decrease) in liabilities:
Notes payable	(655)	—	—	—
Accounts payable	3,121,234	(579,308)	(985,479)	(32,556)
Income tax payable	27,473	(328,738)	(39,727)	(1,312)
Accrued expenses	346,707	(441,547)	(90,512)	(2,990)
Other payables	273,954	106,784	107,538	3,553
Other current liabilities	33,022	(4,428)	21,286	703
Other liabilities – other	(797)	(1,011)	(136)	(4)
Accrued pension liabilities	(3,867)	27,677	24,722	817

Net cash provided by operating activities	15,492,282	14,406,518	13,035,113	430,628

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Increase in security deposits	—	(58,100)	—	—
Decrease (increase) in financial assets carried at cost	6,642	(1,133,950)	(490,000)	(16,188)
Increase of long-term investments under equity method	—	(152,675)	(50,750)	(1,676)
Proceeds from liquidation of long-term investment	5,871	—	3,613	119
Acquisition of property, plant and equipment	(5,303,328)	(15,321,235)	(10,982,303)	(362,811)
Acquisition of leased assets	(87,732)	—	—	—
Proceeds from disposal of assets	9,277	1,254,054	603,472	19,936
Payment for deferred charges	(253,402)	(670,475)	(984,869)	(32,536)
Receipt of (payment for) refundable deposits	1,754	(165)	(2,501)	(83)

Net cash used in investing activities	(5,620,918)	(16,082,546)	(11,903,338)	(393,239)

Cash flows from financing activities
Proceeds (repayment) of short-term loans	(414,024)	1,248,592	—	—
Proceeds of long-term loans	—	4,525,336	5,000,000	165,180
Repayment of long-term loans	(3,000,000)	—	—	—
Receipt (repayment) of deposit-in	(30,083)	—	88,524	2,925
Purchase treasury stock			(964,188)	(31,853)
Payment for cash dividends	(5,609,430)	(8,040,177)	(5,048,478)	(166,782)

Net cash used in financing activities	(9,053,537)	(2,266,249)	(924,142)	(30,530)

Effect of foreign currency exchange	(43,631)	(153,876)	214,959	7,102

Net (decrease) increase in cash	774,196	(4,096,153)	422,592	13,961
Cash and cash equivalents at the beginning of the year	18,840,965	19,615,161	15,519,008	512,686

Cash and cash equivalents at the end of the year	19,615,161	15,519,008	15,941,600	526,647

Supplemental disclosures of cash flow information:
Cash paid for interest	33,779	7,652	81,219	2,683
Deduct: capitalized interest	—	(292)	(26,106)	(862)

Interest paid (excluding capitalized interest)	33,779	7,360	55,113	1,821

Cash paid for income tax	851,721	884,903	629,075	20,782

Supplemental disclosures of partial cash paid for investing
Acquisition of property, plant and equipment	6,039,790	16,920,850	10,112,151	334,065
Deduction on payment due to exchange of assets	(8,631)	—	—	—
Net decrease (increase) in other payables due to acquisition of equipment	(727,831)	(1,599,615)	870,152	28,746

Cash paid	5,303,328	15,321,235	10,982,303	362,811

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

1. History and Organization

Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. As of December 31, 2011, the Company and its subsidiaries had 19,906 employees.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China which vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2011 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2010 and 2011 to the extent summarized in Note 31 to the consolidated financial statements. Significant accounting policies are summarized as follows:

(1) Basis of Consolidation

A.	Principles of Consolidation

The Company consolidates all of the subsidiaries which it owns, directly or indirectly, more than 50% of the voting rights and which it owns, directly or indirectly, less than 50% of the voting rights but has effective control. Significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

B.	Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2010	2011
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

C.	Non-consolidated subsidiaries:

None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	Adjustments for subsidiaries with different accounting periods:

None.

E.	Extraordinary risks from foreign subsidiaries:

None.

F.	Material limitations for capital transfer from subsidiaries to the parent company:

None.

G.	The parent company’s stocks held by subsidiaries:

None

H.	Convertible bonds and stocks issued by subsidiaries:

In 2010, the Company increased the capital of Siliconware Technology (Suzhou) Limited by US$30,000 through SPIL (B.V.I.) Holding Limited, and its subsidiary, SPIL (Cayman) Holding Limited.

(2) Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. Actual results may differ from those estimates.

(3) Translation of Foreign Currency Transactions on Subsidiaries’ Financial Statements

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

(4) Foreign Currency Transactions

The Company and its subsidiaries maintain their accounts in New Taiwan dollars and the functional currencies of the respective subsidiaries, respectively. Transactions denominated in foreign currencies are translated into functional currencies at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into functional currencies at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from the aforementioned translations are recognized in the current year’s results.

(5) Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2011 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$30.27 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011 as the last quoted rate prior to the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6) Classification of Current and Noncurrent Assets / Liabilities

A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as noncurrent assets:

(i)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(ii)	Assets held mainly for trading purposes;

(iii)	Assets expected to be realized within twelve months from the balance sheet date;

(iv)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as noncurrent liabilities:

(i)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(ii)	Liabilities arising mainly from trading activities;

(iii)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(iv)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

(7) Cash Equivalents

Bankers’ acceptances (BA) acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

(8) Accounts Receivable

A.	Accounts receivable expected to be collected over one year are recorded at present value by using predetermined interest rate whereas those expected to be collected within one year are not reported at present value due to the fact that the difference between the maturity value and the fair value discounted by implicit interest rate is immaterial and the frequency of transactions is high.

B.	Allowance for Doubtful Accounts

The Company originally estimated allowance for doubtful accounts based on the evaluation of collectibility and aging analysis. Effective January 2011, the Company implemented the amended accounting standard, R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” to assess on the balance sheet date whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of the loss is recognized and measured as the difference between asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the Company will reverse the previously recognized impairment loss either directly or by adjusting an allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in profit or loss.

(9) Allowance for Sales Discounts

The allowance for sales discounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(10) Inventories

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

(11) Non-current assets held for sale

Non-current assets (or disposal groups) whose carrying amount will be recovered principally through a sale transaction, rather than continuing utilization, are measured at the lower of carrying amount or fair value less transaction cost.

(12) Available-for-sale Financial Assets

A.	Investments in equity securities are recorded at the transaction date.

B.	Available-for-sale securities are measured at fair value at the balance sheet date with changes in fair value recorded as adjustments to the shareholders’ equity. The accumulated adjustments of unrealized gain or loss are realized in earnings in the period when the financial assets are disposed. Fair values of listed securities are measured at their closing price at the balance sheet date.

C.	The Company recognizes an impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall be recorded as adjustments to shareholders’ equity rather than current year’s profit or loss.

(13) Financial Assets Carried at Cost

A.	Financial assets carried at cost are recorded at the transaction date and are initially measured at fair value plus transaction cost related to the acquisition or issuance.

B.	Investments in unlisted stocks or stocks in emerging stock market are carried at their original cost because their fair values cannot be reliably measured.

C.	The Company recognizes an impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall not be reversed.

(14) Long-term Investments Accounted for under Equity Method

A.	Long-term equity investments in which the Company owns at least 20% of the voting stocks or has significant influence to the investee companies are accounted for under the equity method. The excess of the acquisition cost over the investee’s fair value of the identifiable net assets acquired is capitalized as goodwill and tested for impairment annually. No retrospective adjustment is required for amortization recognized in previous years.

B.	Unrealized gains and losses from transactions between the Company and investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income over the assets’ economic service lives. Unrealized gain from other types of intercompany transactions is reported as deferred credits classified as current or noncurrent liabilities. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until those are realized through transactions with third parties.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.

D.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in stockholders’ equity.

(15) Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives. The service lives of fixed assets are 5 to 15 years, except for buildings, which are 20 to 55 years.

C.	Maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated accordingly. When fixed assets are disposed, their original cost and accumulated depreciation are removed from the corresponding accounts, with gain or loss recorded as non-operating income or loss.

D.	Idle assets are stated at the lower of book value or net realizable value and are reclassified to other assets. Differences between book value and net realizable value are reported as losses in current earnings.

(16) Deferred Charges

Costs of computer software system purchased externally and tooling costs are recognized as deferred charges and amortized on the straight-line basis over the useful lives of 2 to 10 years.

(17) Land Use Right

The rental cost for Siliconware Technology Suzhou Limited to lease the land from the local government is recognized as land use right and amortized on the straight-line method over the contract periods of 50 and 70 years.

(18) Pension Cost

Under a defined benefit plan, the net pension cost is computed based on an actuarial valuation. The unrecognized net asset or net obligation at transition is amortized over 15 years on a straight-line basis. Under a defined contribution plan, the Company makes monthly contribution to employees’ individual pension accounts. These contributions are recorded as pension costs in the current period.

(19) Income Tax

A.	The Company computes its income tax based on the income before tax. In accordance with R.O.C. SFAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as deferred income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted R.O.C. SFAS No. 12, “Accounting for Investment Tax Credits”, in determining the investment tax credits. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, and qualifying personnel training expenditure are recognized as income tax adjustments in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current period’s income tax expense.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The Taiwan imputation tax system requires that any undistributed earnings be subject to an additional 10% corporate income tax, which is recognized as income tax expense at the time when the stockholders resolve the distribution of retained earnings.

E.	Pursuant to the R.O.C. Alternative Minimum Tax Act, the domestic consolidated entities are required to calculate Alternative Minimum Tax (AMT), a supplemental 10% tax on taxable income including most income that is exempted from regular income tax under various legislations, in addition to the regular tax. If the amount of alternative minimum tax is greater than that of the regular tax, the excess amount shall be reported as current tax expense.

F.	When a change in tax law is enacted, the Company will recalculate deferred tax assets and liabilities accordingly. The amount of difference shall be recognized as current income tax adjustment.

(20) Revenues and Costs

Revenues are recognized when services are provided based on transaction terms and when collectibility is reasonably assured. Related costs are recorded as incurred based on matching principle and related expenses are recognized as current expenses under accrual basis.

(21) Employees’ Bonuses and Directors’ and Supervisors’ Remunerations

Effective January 1, 2008, pursuant to R.O.C. EITF 96-052, “Accounting for Employees’ Bonuses and Directors’ and Supervisors’ Remuneration” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, the Company should no longer treat such bonuses and remunerations as a reduction of retained earnings but record cost/expense and related liability when the Company has legal obligations and could reasonably estimate such amount. Any difference between estimated amount and distributed amount resolved in the stockholders’ meeting in the subsequent year shall be adjusted in the income/loss of the following year. In addition, according to R.O.C. EITF 97-127, “Criteria for Listed Companies in Calculating the Number of Shares of Employees’ Stock Bonus”, shares of the distributed stocks will be calculated based on the closing price at the previous day of the stockholders’ meeting and after considering the effect of ex-dividend and ex-right.

(22) Treasury Stock

A.	When the Company acquires outstanding shares as treasury stock, the acquisition cost will be debited to the “Treasury Stock” account, as the deduction of stockholders’ equity.

B.	When the Company sells treasury stock, if the selling price is above the book value, the difference should be credited to the “Capital Reserve – from treasury stock transactions” account. If the selling price is below the book value, the difference should first be offset against capital surplus from the same class of treasury stock transactions, and the remainder, if any, should be debited to retained earnings.

C.	When the Company’s treasury stock is retired, the account “Treasury Stock” should be credited, and the “Capital Reserve – Premium on Stock” account and “Capital Stock” account should be debited proportionately according to the share ratio. An excess of the carrying value of treasury stock over the sum of its par value and premium on stock first be offset against capital reserve from the same class of treasury stock transactions, and the remainder, if any, debited to retained earnings. An excess of the sum of the par value and premium on stock of treasury stock over its carrying value should be credited to capital reserve from the same class of treasury stock transactions.

D.	The cost of treasury stock is accounted for on a weighted-average basis.

(23) Earnings Per Share

A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the equivalent diluted shares had been issued.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The Company’s dilutive potential common shares are employee bonus. In computing the dilutive effects of the employee bonus, the Company applies the treasury stock method.

(24) Impairment Loss of Non-financial Assets

A.	The Company recognizes an impairment loss whenever an event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured at the higher of fair value less cost to sale or value in use. Fair value less cost to sale is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remaining useful life.

B.	An impairment loss recognized in prior years is reversed if the impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

3. Effects of Changes in Accounting Principle

A.	Effective January 1, 2011, the Company implemented the amendments of R.O.C. SFAS No. 34, “Accounting for Financial Instruments”. The major amendment required the Company to include loans and receivables which originated by the entity as financial instruments. The change in accounting principle does not cause significant impact toward the financial statements for the year ended December 31, 2011.

B.	Effective January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Disclosure of Operating Segment Information” to replace R.O.C. SFAS No. 20, “ Disclosure of Segment Information.” The Company, following the standard, restated segment’s information of 2010 while first adoption. The change in accounting principle does not cause impact toward the consolidated net income and earnings per share in 2011.

4. Cash and Cash Equivalents

	December 31,
	2010	2011
	NT$	NT$
Cash on hand and petty cash	1,405	980
Cash equivalents	2,648	7,372
Savings accounts and checking accounts	1,752,934	1,566,971
Time deposits	13,762,021	14,366,277

	15,519,008	15,941,600

As of December 31, 2010 and 2011, the interest rates for time deposits ranged from 0.17 % to 2.20 % and from 0.35 % to 3.60%, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

5. Accounts Receivable, Net

	December 31,
	2010	2011
	NT$	NT$
Accounts receivable	9,868,210	10,412,304
Less: Allowance for sales discounts	(152,672)	(152,134)
Allowance for doubtful accounts	(66,928)	(28,718)

	9,648,610	10,231,452

6. Inventories

	December 31,
	2010	2011
	NT$	NT$
Raw materials and supplies	2,788,794	3,286,576
Work in process	467,190	422,407
Finished goods	317,039	364,039

	3,573,023	4,073,022
Less: Allowance for loss on obsolescence and decline in market value of inventories	(57,126)	(87,907)

	3,515,897	3,985,115

The above allowance for loss on obsolescence and decline in market value of inventories was caused by the valuation of raw materials and supplies.

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Expense / loss incurred related to inventories :
Cost of goods sold	47,904,790	54,169,560	51,853,687
Decline in market value and loss on obsolescence	6,946	—	30,554
Recovery of market value and loss on obsolescence	—	(25,222)	—
Others	(59,964)	(103,074)	(137,766)

	47,851,772	54,041,264	51,746,475

Because some obsolescent inventories were disposed during the period, the Company recognized gains on recovery of loss on obsolescence.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

7. Available-for-sale Financial Assets, Noncurrent

	December 31,
	2010	2011
	NT$	NT$
Cost of listed securities	5,167,332	5,167,332
Valuation adjustment	1,863,648	174,821
Accumulated impairment loss	(2,143,973)	(2,143,973)

	4,887,007	3,198,180

8. Financial Assets Carried at Cost, Noncurrent

	December 31,
	2010	2011
	NT$	NT$
Unlisted securities	1,842,803	2,326,103
Accumulated impairment loss	(393,460)	(393,460)

	1,449,343	1,932,643

A.	There are no active quoted prices or reliable fair value for unlisted securities, and therefore, these investments are measured at cost.

B.	The Company’s Board of Directors resolved to purchase 133,000 thousand common shares of ChipMOS Technologies Inc. (ChipMOS Taiwan), a 100% owned subsidiary of ChipMOS Technologies (Bermuda) Ltd. (ChipMOS Bermuda). The purchase of 133,000 thousand shares of ChipMOS Taiwan represents approximately 15.78% of the ownership of ChipMOS Taiwan. Consideration of the share purchase totaled $1,630,580, which is determined based on the valuation report provided by Horizon Securities Ltd. as well as mutual agreement between the Company and ChipMOS Bermuda. Both parties signed the share purchase / sales agreements on February 26, 2010. As of January 7, 2011, the Company has obtained entire purchased shares accordingly.

9. Long-term Investments Accounted for Under the Equity Method

	December 31,
	2010		2011
Investee company	Amount	Percentage of ownership	Amount	Percentage of ownership
	NT$		NT$
Vertical Circuits, Inc.	148,918	30.69%	110,671	30.69%
AcSiP Technology Corp.	—	—	62,904	16.73%

	148,918		173,575

A.	To upgrade assembly related technology, the Company purchased preferred-shares of Vertical Circuits, Inc. (VCI) amounted to US$5,000,000 in December 2010, and obtained 30.69% of the voting right on VCI. In May 2011, the Company acquired common shares of AcSiP Technology Corp. (AcSiP) by paying $50,750, and obtained 20% of the voting right of AcSiP. As a result of the increase of AcSiP’s issued shares, the Company’s ownership on AcSiP decreased to 16.73% as of December 31, 2011. The Company assesses and determines that the Company maintains significant influence over the investee and, therefore, continues to recognize the investment on AcSiP under equity method.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	For the years ended December 31, 2010 and 2011, the Company recognized investment loss of $3,757 and $26,093, respectively, for investees accounted for under the equity method based on investees’ audited financial statements for the same periods by weighted-average percentage of stock ownership.

10. Property, Plant and Equipment

	December 31, 2010
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	15,140,684	(4,606,516)	10,534,168
Machinery and equipment	52,257,238	(29,044,684)	23,212,554
Utility equipment	1,167,108	(602,642)	564,466
Furniture and fixtures	940,263	(533,370)	406,893
Other equipment	2,432,287	(1,253,312)	1,178,975
Construction in progress and prepayments for equipment	4,126,547	—	4,126,547

	78,967,319	(36,040,524)	42,926,795

	December 31, 2011
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	17,370,696	(5,696,547)	11,674,149
Machinery and equipment	56,535,805	(32,682,023)	23,853,782
Utility equipment	1,301,488	(741,608)	559,880
Furniture and fixtures	1,042,718	(589,078)	453,640
Other equipment	2,808,025	(1,470,081)	1,337,944
Construction in progress and prepayments for equipment	3,362,217	—	3,362,217

	85,324,141	(41,179,337)	44,144,804

A.	Capitalized interest expense for the years ended December 31, 2010 and 2011:

	2009	2010	2011
	NT$	NT$	NT$
Total interest expense including capitalized interest	36,850	11,753	88,863
Capitalized interest (included in property, plant and equipment)	—	(292)	(26,106)

Interest expense	36,850	11,461	62,757

Interest capitalization rate	—	0.8911%	0.8911%~1.1599%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	On February 26, 2010, the Company’s Board of Directors resolved to sell certain equipments to ChipMOS Taiwan. Proceeds of the transaction totaled $1,630,580, which is determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as mutual agreement between the Company and ChipMOS Taiwan. Both parties signed the equipment purchase / sales agreement on February 26, 2010. The proceeds from the disposal have been collected by January 4, 2011.

11. Short-term Loans

	December 31,
Nature of loans	2010	2011
	NT$	NT$
Credit loans	1,461,281	1,513,750

Interest rates	0.95%~0.96%	1.03%~1.61%

12. Other Payables

	December 31,
	2010	2011
	NT$	NT$
Payables for equipment	2,970,374	2,100,222
Other payables	984,450	1,103,297

	3,954,824	3,203,519

13. Long-term Loans

			December 31,
Financial institution	Line of credits	Loan period and repayment method	2010	2011
			NT$	NT$
Mega International Commercial Bank (The management bank of co-financing loans)	NT$ 5 billion and US$ 0.15 billion	October 29, 2010 ~ October 29, 2015 Repayable in 6 semi-annual installments starting from April 2013	4,377,000	9,548,750
Less: Amortization of arrangement fee of long-term co-financing loans			(8,842)	(16,415)

			4,368,158	9,532,335

Available credit line			5,000,000	—

Interest rates			0.8911%	0.8911%~1.6552%

A.	In order to fulfil operational and capital expenditures, the Company has entered into a co-financing-loan agreement in October 2010 with eleven financial institutions, including Mega International Commercial Bank, the management bank. The line of credits consisted of credit amount of NT$5 billions and US$0.15 billion with credit period of five years under floating interest rate.

B.	Pursuant to the above loan agreement, the Company should maintain certain financial covenants, such as current ratio, debt ratio as well as the ratio of interest coverage, calculated based on both semi-annual and annual audited financial statements. As of December 31, 2011, the Company was in compliance with all of the loan covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

14. Pension Plan and Net Periodic Pension Cost

A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005, and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund, which is the custodian for labor pension, deposited with the Bank of Taiwan.

B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net periodic pension costs amounting to $356,469 and $386,148 were recognized for the years ended December 31, 2010 and 2011, respectively.

C.	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from SUI to its employees’ individual pension accounts. Contributions made in accordance with the Plan amounted to $8,195, and $7,773 respectively, for the years ended December 31, 2010 and 2011, respectively.

D.	Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan:

(1)	Assumptions used in actuarial calculations for the years ended December 31, 2009, 2010 and 2011:

	For the years ended December 31,
	2009	2010	2011
Discount rate	2.25%	2.00%	2.00%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate of return on plan assets	2.00%	2.50%	2.00%

	December 31,
	2010	2011
	NT$	NT$
Vested benefit	(155,412)	(160,206)

Vested benefit obligation	(135,300)	(158,398)

Accumulated benefit obligation	(1,524,750)	(1,639,945)

(2)	Changes in benefit obligation for the years ended December 31, 2009, 2010 and 2011:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Projected benefit obligation at the beginning of the year	(1,544,731)	(1,922,596)	(2,120,024)
Service cost	(29,786)	(33,034)	(28,866)
Interest cost	(34,630)	(43,083)	(42,183)
Plan amendments	(73,596)	—	—
Loss on projected benefit obligation	(284,261)	(154,768)	(46,010)
Benefit paid	44,408	33,457	79,705

Projected benefit obligation at the end of the year	(1,922,596)	(2,120,024)	(2,157,378)

(3)	Changes in plan assets for the years ended December 31, 2009, 2010 and 2011:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Fair value of plan assets at the beginning of the year	1,130,537	1,143,276	1,176,476
Actual return on plan assets	7,487	16,981	13,837
Employer contributions	49,660	49,676	48,655
Benefits paid	(44,408)	(33,457)	(79,705)

Fair value of plan assets at the end of the year	1,143,276	1,176,476	1,159,263

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Funded status on December 31, 2010 and 2011:

	December 31,
	2010	2011
	NT$	NT$
Fair value of plan assets	1,176,476	1,159,263
Projected benefit obligation	(2,120,024)	(2,157,378)

Funded status	(943,548)	(998,115)
Prior service cost	14,262	13,212
Unrecognized net actuarial loss	863,842	894,737
Additional pension liability	(282,830)	(390,516)

Accured pension liability	(348,274)	(480,682)

(5)	Components of net periodic cost for the years ended December 31, 2009, 2010 and 2011:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Service cost	29,786	33,034	28,866
Interest cost	34,630	43,083	42,183
Expected return on plan assets	(28,862)	(23,215)	(29,762)
Amortization of unrecognized net transition assets	(913)	(912)	—
Amortization of prior service cost	470	1,050	1,050
Amortization of unrecognized loss	10,682	24,313	31,040

Net periodic pension cost	45,793	77,353	73,377

15. Capital Stock

A.	As of December 31, 2011, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 per ADS. As of December 31, 2011, the outstanding ADSs amounted to 88,870,636 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

16. Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., the capital reserve is allowed to be transferred to capital in the following year after the registration of capitalization is approved.

17. Retained Earnings

A.	According to the Company's Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders' dividend. The distributed amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders' meeting.

B.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeds 25% of the capital stock.

C.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve and prior to distribution of earnings, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments, such as cumulative translation adjustments and unrealized loss on available-for-sale financial assets. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances of the cumulative translation adjustments and unrealized losses on available-for-sale financial assets no longer result in a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

D.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2011, the undistributed earnings derived on or after January 1, 1998 was $4,871,009.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	As of December 31, 2011, the balance of stockholders’ imputation tax credit account of the Company was $24,461. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2011 was 9.08%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings to be distributed in the following year is expecting to be approximately 10.27%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend allocation date.

F.	The distributions of 2009 and 2010 dividends had been resolved at the stockholders’ meeting on June 15, 2010 and June 22, 2011, respectively. Details are summarized below:

	2008		2009		2010
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
Cash dividends	$5,674,662	1.80	$8,040,212	2.58	$5,048,505	1.62

At the stockholders’ meetings on June 22, 2011, the Company’s stockholders also resolved to distribute $560,945 as employees’ cash bonuses and $50,642 as directors’ and supervisors’ remunerations, respectively. The distributed amount is the same as the estimated amount accrued in 2010. Any information in relation to the Company’s earnings of distribution after the shareholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.

G.	On March 21, 2012, the Board of Directors proposed the following dividends for 2011:

	2011
	Amounts	Dividends per share (in dollars)
Cash dividends	$4,371,213	$1.42

On March 21, 2012, the Company’s Board of Directors also proposed to distribute $485,690 as employees’ cash bonuses and $43,535 as directors’ and supervisors’ remunerations, respectively. As of March 21, 2012, the distribution program has not yet been approved by our Shareholders. Any information in relation to the Company’s earnings of distribution after the shareholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.

H.	According to the Articles of Incorporation of the Company, for the years ended December 31, 2010 and 2011, the Company accrued $560,945 and $485,690 as employees’ bonuses and $50,642 and $43,535 as directors’ and supervisors’ remuneration, respectively, which were accrued based on 10% and 1% of net income after considering the required capital reserve.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

18. Treasury Stock

The Company did not acquire any treasury stock during 2010. In 2011, the treasury stock purchased by the Company as follows:

	2011
Reason	Balance as of January 1, 2011 (thousand shares)	Increase during the period (thousand shares)	Decrease during the period (thousand shares)	Balance as of December 31, 2011 (thousand shares)
To transfer to employees	—	38,042	—	38,042

On August 8, 2011, the Board of Directors approved a share repurchase program for the repurchase of up to 50,000 thousand shares of the Company’s common stock. As of December 31 2011, the Company repurchased a total of 38,042 thousand shares of our common stock pursuant to this share repurchase program, at an average price of $25.35 (in dollars) per share. The closing price was $27.10 (in dollars) on December 31, 2011.

Pursuant to the Security Exchange Act, the treasury stocks held by the Company cannot be pledged as collateral, nor be entitled to voting rights or receiving dividends.

19. Income Tax

The Company and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense is as follows:

	As of end for the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate	2,556,486	1,141,154	1,015,104
Tax exempt income and other permanent differences	(860,778)	(287,344)	(202,864)
Investment tax credits	(355,923)	(270,691)	(91,231)
Changes in allowance for deferred income tax assets	(74,349)	(32,076)	(27,184)
Adjustment for deferred tax assets due to change of statutory tax rate	134,747	80,848	—
Under provision from prior years	22,375	8,387	11,489
Alternative minimum tax	—	122,595	—
Additional 10% tax on undistributed earnings	751	—	1,571

Income tax expense	1,423,309	762,873	706,885
Adjustments:
Net change of deferred income tax assets	(581,645)	(244,650)	(78,965)
Directly debit (credit) shareholders’ equity	35,277	39,859	(11,387)
Under provision from prior years	(14,168)	(4,549)	(11,466)
Prepaid and withholding tax	(13,601)	(32,920)	(121,472)
Subsidiary’s tax refund receivable (shown as other financial assets, current)	179	—	—

Income tax payable	849,351	520,613	483,595

Income tax payable carried over from prior year	7,270	6,782	5,122

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	For the years ended December 31, 2010 and 2011, significant portion of the permanent differences were derived from the revenue from assembly of certain integrated circuit products which were exempted from income tax and the income tax exemption of capital gain from domestic security transactions.

B.	The details of deferred income tax assets and liabilities arising from temporary differences, investment tax credits and loss carryforwards as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010		2011
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current :
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	97,762	16,619	127,580	21,689
Unrealized sales allowance	146,569	24,917	152,036	25,846
Unrealized foreign currency exchange (gain) loss	(58,841)	(10,003)	40,857	6,946
Allowance for (reversal of) doubtful accounts	(21,261)	(3,614)	—	—
Others	5,218	887	4,638	788
Investment tax credits		559,268		252,227

		588,074		307,496

Noncurrent :
Temporary difference
Impairment loss	2,218,381	377,125	2,218,381	377,125
Depreciation expense	(159,311)	(27,083)	(92,420)	(15,711)
Unrealized gain arising from valuation for financial assets	(441,977)	(75,136)	(374,993)	(63,749)
Deferred asset - intercompany profit	48,646	8,270	42,718	7,262
Unrealized loss on idle assets	212,869	36,187	152,906	25,993
Others	5,642	959	5,874	999
Investment tax credits		854,670		1,017,443

		1,174,992		1,349,362
Valuation allowance for deferred income tax assets		(102,283)		(75,099)

		1,072,709		1,274,263

Valuation allowance for deferred income tax assets relates primarily to unrealized loss of holding foreign long-term investments and allowance for investment tax credits from qualifying research and development expenditure.

C.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2008.

D.	According to the amended Enterprise Income Tax Law of the Peoples Republic of China, effective January 1, 2008, entities like Siliconware Technology (Suzhou) Limited who were eligible for tax incentives for lower income tax rate are required to move up the tax rate to 25% during a five year transition period. The annual tax rates are gradually adjusted from 2008 to 2012 at 18%, 20%, 22%, 24% and 25%, respectively. From January 1, 2008, two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate are effective. In 2009, 2010, and 2011, the aggregate tax benefit of such tax holiday was nil, NT$51,841, and NT$86,569, respectively, and the per share effect was nil, NT$0.016, and NT$0.028 per share, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	As of December 31, 2011, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	967,962	963,993	2012 to 2015
Qualifying research and development expenditure	556,392	305,677	2012 to 2013

	1,524,354	1,269,670

F.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2005 and 2006 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from 2008, respectively. The five-year income tax exemptions will expire in December 2012 and May 2013, respectively. Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008.

20. Earnings Per Share

	For the year ended December 31, 2009
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	10,213,138	8,789,829	3,116,361	3.28	2.82

Dilutive effect of employee bonuses	—	—	21,912

Diluted earnings per share	10,213,138	8,789,829	3,138,273	3.25	2.80

	For the year ended December 31, 2010
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	6,389,780	5,626,907	3,116,361	2.05	1.81

Dilutive effect of employee bonuses	—	—	16,901

Diluted earnings per share	6,389,780	5,626,907	3,133,262	2.04	1.80

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2011
	Income		Weighted average outstanding common stock	Earnings per share
	Before tax	After tax		Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	5,544,128	4,837,243	3,102,858	1.79	1.56

Dilutive effect of employee bonuses	—	—	18,913

Diluted earnings per share	5,544,128	4,837,243	3,121,771	1.78	1.55

A.	The weighted average treasury stocks held by the Company have been deducted from the calculation of weighted-average outstanding common stock in 2011.

B.	Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

21. Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2009
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	6,357,938	1,583,168	7,941,106
Labor and health insurance	439,657	106,281	545,938
Pension expense	258,825	67,927	326,752
Other	528,544	166,604	695,148

	7,584,964	1,923,980	9,508,944

Depreciation	8,266,502	181,956	8,448,458

Amortization	403,365	91,326	494,691

	For the year ended December 31, 2010
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	7,543,043	1,804,289	9,347,332
Labor and health insurance	600,116	130,295	730,411
Pension expense	353,285	88,732	442,017
Other	582,912	131,580	714,492

	9,079,356	2,154,896	11,234,252

Depreciation	8,166,168	313,193	8,479,361

Amortization	323,086	98,604	421,690

	For the year ended December 31, 2011
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	7,729,543	2,069,422	9,798,965
Labor and health insurance	655,022	159,044	814,066
Pension expense	361,311	105,987	467,298
Other	539,902	153,665	693,567

	9,285,778	2,488,118	11,773,896

Depreciation	8,686,698	399,636	9,086,334

Amortization	322,799	225,505	548,304

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

22. Related Party Transactions

A.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
Vertical Circuits, Inc.	Investee company accounted for under equity method (Note 1)

AcSiP Technology Corp. (AcSiP)	Investee company accounted for under equity method (Note 2)

Note 1: The Company obtained equity stocks of VCI on December 1, 2010, and therefore, it became related party of the Company on the same day. The annual disclosure of related party transactions covers both the years ended December 31, 2010 and 2011.

Note 2: The Company obtained equity stocks of AcSiP on May 26, 2011, and therefore, it became a related party of the Company on the same day. The disclosures of related party transactions include the transactions incurred in 2011 only.

B.	Significant Transactions with Related Parties:

(1)	Sales

	For the years ended December 31,
	2009		2010		2011
	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Vertical Circuits, Inc.	—	—	2,989	—	4,014	—
AcSiP Technology Corp.	—	—	—	—	27,246	—

	—	—	2,989	—	31,260	—

The sales price and payment terms provided to related parties were generally comparable to those provided to non-related parties.

(2)	Accounts Receivable

	As of December 31,
	2010		2011
	Amount	% of account receivables	Amount	% of account receivables
	NT$		NT$
Vertical Circuits, Inc.	415	—	275	—
AcSiP Technology Corp.	—	—	9,860	—

	415	—	10,135	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	New Product Development Expense / Deferred Charges

	As of and for the years ended December 31,
	2009		2010		2011
	New product development expense	Deferred charges	New product development expense	Deferred charges	New product development expense	Deferred charges
	NT$	NT$	NT$	NT$	NT$	NT$
Vertical Circuits, Inc.	—	—	3,494	11,920	3,494	8,426

(4)	Other Income / Other Receivables

	As of and for the years ended December 31,
	2009		2010		2011
	Other incomes	Other receivables	Other incomes	Other receivables	Other incomes	Other receivables
	NT$	NT$	NT$	NT$	NT$	NT$
AcSiP Technology Corp.	—	—	—	—	10	41

(5)	Salaries / Remunerations Paid to Directors, Supervisors, and Managements

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Salary	54,394	58,637	54,645
Remuneration / compensation	35,333	55,564	45,049
Operating expenses	506	1,039	1,470
Earnings distribution	145,620	105,194	71,294

	235,853	220,434	172,458

i.	Salary includes base salary, job allowance, retirement pension, and etc.

ii.	Compensation includes various kinds of bonus, other financial incentives, and etc.

iii.	Operating expenses include transportation fare, dormitory, and other kinds of practical subsidies.

iv.	Earnings distribution means directors’ and supervisors’ remuneration and employees’ bonus recognized for the current period.

v.	Please refer to the Company’s annual report to stockholders for other related information.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

23. Assets Pledged as Collateral

As of December 31, 2010 and 2011, the following assets have been pledged as collateral against certain obligations of the Company:

	December 31,
Assets	2010	2011	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	336,700	336,700	Guarantees for custom duties and leasing lands from Hsinchu Science Park Administration

24. Commitments and Contingencies

A.	As of December 31, 2011, the Company and its subsidiaries’ issued but unused letters of credit for imported machinery and equipment was approximately $36,659.

B.	For the needs of future operations, the Company and its subsidiaries entered into several construction agreements amounting to $2,489,804, of which $226,865 remained unpaid as of December 31, 2011.

C.	The Company entered into several contracts with five foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees according to the contracts. Contracts are valid through March 2012, May 2014, December 2015, May 2018, and until all patents included in the contracts expire or until both parties agree to terminate the contracts, respectively.

D.	On March 1, 2006, the Company was informed of a lawsuit brought by Tessera in the United States District Court for the Northern District of California against it, its subsidiary, Siliconware USA, Inc., and other semiconductor companies (California Litigation). Tessera alleged that some of our packaging services have infringed patents owned by Tessera and that the Company breached a license agreement with Tessera. In May 2007, the parties stipulated to a stay pending a final determination of an investigation (605 Case) directed against other parties (including certain co-defendants in the California Litigation) conducted by the International Trade Commission (ITC). Pursuant to the stipulation, the court stayed the litigation. In December 2011, according to Tessera’s petition, the California Litigation lifted the stay and the case will move forward.

In February 2007, the Company filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the USPTO, four of which being asserted by Tessera against the Company in the California Litigation. The USPTO has rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. With Right of Appeal Notice, some of the adverse decisions have been appealed to the Board of Patent Appeals and Interferences by Tessera.

Because litigation is inherently unpredictable, the Company is unable to accurately predict the ultimate outcome.

25. Significant Disaster Loss

None.

26. Significant Subsequent Event

See footnote 17G.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

27. Other

A.	Fair Values of Financial Instruments:

	December 31,
	2010			2011
		Fair Value			Fair Value
	Book Value	Quotation in an active market	Estimated using a valuation technique	Book Value	Quotation in an active market	Estimated using a valuation technique
	NT$	NT$	NT$	NT$	NT$	NT$
Non-derivative financial instruments:

Financial assets
Financial assets with book value equal to fair value	26,545,319	—	26,545,319	26,775,506	—	26,775,506
Available-for-sale financial assets, noncurrent	4,887,007	4,887,007	—	3,198,180	3,198,180	—
Financial assets carried at cost, noncurrent	1,449,343	—	—	1,932,643	—	—

	32,881,669	4,887,007	26,545,319	31,906,329	3,198,180	26,775,506

Financial liabilities
Financial liabilities with book value equal to fair value	16,426,214	—	16,426,214	14,743,616	—	14,743,616
Long-term loans (including current portion)	4,368,158	—	4,368,158	9,532,335	—	9,532,335

	20,794,372	—	20,794,372	24,275,951	—	24,275,951

Methods and assumptions used to estimate the fair values of financial instruments are as follows:

(1)	Financial assets and liabilities with fair values equal to book values are cash, notes receivable, accounts receivable, other financial assets - current, refundable deposits, short-term loans, notes payable, accounts payable, income tax payable, accrued expenses, other payables, current portion of long-term debts, other current liabilities and other liabilities because of their short maturities.

(2)	Available-for-sale financial assets, noncurrent are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.

(3)	Financial assets carried at cost, noncurrent are recorded at cost as there are no active quoted market prices and the fair value cannot be measured fairly.

(4)	The book value of long-term loans approximates their fair value as floating interest rates are borne for the long term loans.

B.	Financial assets and liabilities with the risk of interest rate fluctuation:

As of December 31, 2010 and 2011, the Company and its subsidiaries’ financial assets with fair value risk of interest rate fluctuation were $4,590,221 and $10,965,777, respectively; financial liabilities with fair value risk of interest rate fluctuation were $1,461,281 and $1,513,750, respectively. As of December 31, 2010 and 2011, the Company and its subsidiaries’ financial assets with cash flow risk of interest rate fluctuation were $9,508,500 and $3,737,200, respectively; financial liabilities with cash flow risk of interest rate fluctuation were $4,368,158 and $9,532,335, respectively.

C.	The income or expense of financial assets and liabilities that are not at fair value through profit or loss:

For the years ended December 31, 2010 and 2011, total interest income of financial assets that are not at fair value through profit or loss amounted to $36,849 and $72,498, respectively. For the years ended December 31, 2010 and 2011, total interest expense of financial liabilities that are not at fair value through profit or loss amounted to $11,530 and $88,863, respectively. Available-for-sale financial assets are measured at fair value at balance sheet dates. For the years ended December 31, 2010 and 2011, balance of the shareholders’ equity due to changes in fair value increased by $1,021,355 and decreased by $1,677,440, respectively.

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

E.	Financial risk information:

1.	Financial assets: investments in equity instruments

	December 31,
	2010	2011
	NT$	NT$
Available-for-sale financial assets	4,887,007	3,198,180
Financial assets carried at cost	1,449,343	1,932,643

	6,336,350	5,130,823

(1)	Market risk:

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

(4)	Cash flow risk of interest rate:

The Company’s investments in equity financial assets are non-interest related. As a result, there is no cash flow risk of interest rate.

2.	Financial liabilities: debt instruments

	December 31,
	2010	2011
	NT$	NT$
Short-term loans	1,461,281	1,513,750
Long-term loans	4,368,158	9,532,335

	5,829,439	11,046,085

(1)	Market risk:

The Company and its subsidiaries’ short-term loans are expired within a year; long-term loans are floating interesting rates, so there is no market risk of interest rate fluctuating.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Credit risk:

Debt instruments issued by the Company and its subsidiaries do not have significant credit risk.

(3)	Liquidity risk:

The Company and its subsidiaries maintain sufficient working capital to meet their cash requirements. The Company and its subsidiaries believe that there is no significant liquidity risk.

(4)	Cash flow risk of interest rate:

The Company and its subsidiaries obtained short-terms loans with fixed interest rate and long-term loans with floating interest rate. Effective interest rate of long-term loan will fluctuate accordingly due to the changes in market rate and also affect future cash flow. Under the fixed exchange rate, the Company’s cash outflow will be increased by $100,938 annually while the interest rate raises by 1%.

3.	The information of significant effect of foreign currency financial assets and liabilities:

The Company and its subsidiaries engaged in certain business denominated in foreign currencies, and therefore the fluctuation of foreign currency exchange rates had impact on these businesses consequently.

The information of foreign currency financial assets and liabilities with significant effect by the fluctuation of foreign currency exchange rates as of December 31, 2010 and 2011 are as follows:

	December 31, 2010		December 31, 2011
(Foreign currencies : Functional currencies)	Foreign Currencies	Exchange Rates	Foreign Currencies	Exchange Rates

Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	292,459	29.08	342,240	30.225
United States Dollars : Chinese Renminbi	25,647	6.6227	12,522	6.3009
Nonmonetary assets
United States Dollars : New Taiwan Dollars	18,628	29.08	15,706	30.225
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	5,121	29.08	3,656	30.275

Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	277,871	29.18	280,958	30.325
Japanese Yen : New Taiwan Dollars	3,545,471	0.3602	2,799,317	0.3926
United States Dollars : Chinese Renminbi	64,466	6.6227	59,259	6.3009
Japanese Yen : Chinese Renminbi	322,825	0.08126	35,909	0.08110

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

28. Special Disclosure Items Required by R.O.C. GAAP

A.	Significant Transaction Information

(1)	Loans to third parties attributed to financial activities:

For the year ended December 31, 2011: None.

(2)	Endorsement and guarantee provided to third parties:

For the year ended December 31, 2011: None

(3)	The ending balance of securities are summarized as follows:

As of December 31, 2011:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value per share (in dollars)
						NT$		NT$
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	128,400	$5,851,367	100.00%	$45.57	(Notes 2 and 5)

Siliconware Precision Industries Co., Ltd.	Stock	Vertical Circuits, Inc.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	15,710	110,671	30.69%	1.93	(Note 2)

Siliconware Precision Industries Co., Ltd.	Stock	AcSiP Technology Corp.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	1,750	62,904	16.73%	21.29	(Note 2)

Siliconware Precision Industries Co., Ltd.	Stock	Unimicron Technology Corporation	—	Available-for-sale financial assets, noncurrent	76,502	2,723,474	4.97%	35.60

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies (Bermuda) Ltd.	—	Available-for-sale financial assets, noncurrent	3,044	474,706	9.11%	155.96	(Note 3)

Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	—	Financial assets carried at cost, noncurrent	133,000	1,630,580	15.78%	14.36	(Note 4)

Siliconware Precision Industries Co., Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets carried at cost, noncurrent	57,810	170,000	7.58%	6.30	(Note 2)

Siliconware Precision Industries Co., Ltd.	—	Mega Mission Limitid Partnership	—	Financial assets carried at cost, noncurrent	(Note 1)	132,063	4.00%	—

Note 1: The contributed capital was US $6,000.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 2: The market value is not available. Therefore, the net equity per share as of December 31, 2011 was used.

Note 3: The closing price of US$5.16 (in dollars) per share on December 31, 2011 was used. (Exchange rate at US$1: NT$30.225)

Note 4: The market value is not available. Therefore, the net equity per share as of June 30, 2011 was used.

Note 5: Eliminated under consolidation.

(4)	Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2011:

				The	Beginning balance		Addition		Disposal				Ending balance
Investor	Name of the security	General ledger accounts	Name of the counter party	relationship of the issuers with the Company	Number of shares / unit (in thousands)	Amount	Number of shares / unit (in thousands)	Amount	Number of shares / unit (in thousands)	Sales price	Book value	Gain (loss) from disposal	Number of shares / unit (in thousands)	Amount
						NT$		NT$		NT$	NT$	NT$		NT$
Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies Inc.	Financial assets carried at cost, noncurrent	ChipMOS Technologies (Bermuda) Ltd.	—	93,033	1,140,580	39,967	490,000	—	—	—	—	133,000	$1,630,580

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2011: None.

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2011: None.

(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2011: None.

(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock: As of December 31, 2011: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2011: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B. Related Information on Investee Companies

(1)	Basic information on investee companies:

For the year ended December 31, 2011:

						The Company / majority owned subsidiary owns
				Original investments					Current period
Investor	Name of Investee	Location	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Ownership Percentage	Book value	Net income (loss) of investee	Income recognized by the Company	Note
				NT$	NT$			NT$	NT$	NT$
Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	3,887,310	3,887,310	128,400	100.00%	5,851,367	593,817	593,817	(Notes 1, 2, 7 and 8)
Siliconware Precision Industries Co., Ltd.	Vertical Circuits, Inc.	Scotts Valley, CA, USA	Assembly service provider	151,375	151,375	15,710	30.69%	110,671	(125,389)	(38,247)	(Notes 1 and 7)
Siliconware Precision Industries Co., Ltd.	AcSiP Technology Corp.	Taoyuan, Taiwan	Researching, designing, and selling RF modules	50,750	—	1,750	16.73%	62,904	92,605	12,154	(Note 1)
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationship maintenance with companies headquartered in North America	37,844	37,844	1,250	100.00%	154,623	13,059	13,059	(Notes 3, 7 and 8)
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	3,941,805	3,941,805	130,200	100.00%	5,687,269	580,841	580,841	(Notes 3, 7 and 8)
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Assembly and testing service provider	3,935,750	3,935,750	(Note 5)	100.00%	5,686,980	582,913	581,586	(Notes 4, 6, 7 and 8)

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

Note 5: The contributed capital was US$130,000.

Note 6: The investment income (loss) recognized during the current period already excludes the amounts of unrealized intercompany profit on disposal of assets and loss on sales.

Note 7: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 8: Eliminated under consolidation.

(2)	The ending balance of securities held by investee companies:

As of December 31, 2011:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value (Notes 3 and 4 )	Percentage of ownership	Market value per share (in dollars) (Note 2)
						NT$		NT$
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	1,250	154,623	100.00%	123.70
SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	130,200	5,687,269	100.00%	43.68
SPIL (Cayman) Holding Limited	—	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	(Note 1)	5,686,980	100.00%	—

Note 1: The contributed capital was US$130,000.

Note 2: The market value is not available. Therefore, the net equity per share as of December 31, 2011 was used.

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4: Eliminated under consolidation.

(3)	Securities for which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2011: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C. Information of investment in Mainland China:

(1)	Information of investment in Mainland China:

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Accumulated remittance as of January 1, 2010	Remitted (collected) this period	Accumulated remittance as of December 31, 2010	Ownership held by the Company (Direct and indirect)
		NT$		NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Assembly and testing service provider	3,935,750 (USD 130,000)	(Note 1)	3,935,750 (USD 130,000)	$—	3,935,750 (USD 130,000)	100%
		(Note 3)		(Note 3)	(Note 3)	(Note 3)

Investment income (loss) recognized by the Company during the period	Ending balance of investment	The investment income (loss) remitted back as of December 31, 2010	Accumulated remittance from Taiwan to Mainland China	The investment balance approved by Investment Commissions, Ministry of Economic Affairs	The ceiling of investment in mainland China according to Investment Commissions, Ministry of Economic Affairs
NT$	NT$	NT$	NT$	NT$	NT$
581,586	5,686,980		3,935,750	3,935,750
(Notes 2, 3 and 4)	(Notes 3 and 4)	—	(USD 130,000)	(USD 130,000)	(Note 5)

Note 1: The Company set up a subsidiary in the third country to invest in Mainland China.

Note 2: The investment income (loss) was recorded based on the audited financial statements.

Note 3: The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4: Eliminated under consolidation.

Note 5: Based on the Rule No. 09704604680, “Regulations Governing Security Investment and Technical Cooperation in the Mainland Area” set by Ministry of Economic Affairs, the Company received documents from the Industrial Development Bureau of Ministry of Economic Affairs, which approved that the Company’s operation is qualified for operations of operating headquarters. As such, the Company is not required to impute the ceiling of investment in Mainland China.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas:

i. Property transactions between the parent company and the subsidiary for the years ended December 31, 2010 and 2011:

	For the year ended December 31, 2010
	Name of the property	Sales amount	Book value	Gain on disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	52,325	42,456	9,869	29,481

	Name of the property	Purchase amount	Other payables
		NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	13,301	—

	For the year ended December 31, 2011
	Name of the property	Sales amount	Book value	Gain on disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	65,847	56,063	9,784	4,465

	Name of the property	Purchase amount	Other payables
		NT$	NT$

Siliconware Technology (Suzhou) Ltd.	Equipment	7,462	786

ii. Transactions above were eliminated in consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.

(1)	For the year ended December 31, 2010:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$

0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Operating expense	373,430	As specified in contract	0.58%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	21,653	Comparable to those provided by non-related parties	0.03%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Purchase	195,381	As specified in contract	0.31%
0	Siliconware Precision Industries Co., Ltd.	Siliconware Technology (Suzhou) Limited	Indirect owned subsidiary	Accounts payable	5,079	Comparable to those provided by non-related parties	0.01%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	For the year ended December 31, 2011:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Commision	351,805	As specified in contract	0.57%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	25,869	Comparable to those provided by non-related parties	0.03%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

29. Segment Information

The Company’s chief operating decision maker assesses the performance and makes decision to allocate resources based on the different regulatory environments. All of our segments have identical economic characteristics and meet all criteria of aggregation. As a result, we disclose a single reporting segment by aggregating all our operating segments.

A. Operation in Different Products and Services:

	For the years ended December 31,
Services	2009	2010	2011
	NT$	NT$	NT$
Packaging revenues	51,356,743	54,140,057	51,895,114
Testing and other revenues	7,937,849	9,717,413	9,341,778

	59,294,592	63,857,470	61,236,892

B. Operations in Different Geographic Areas:

Revenues are summarized by the areas where our customers’ headquarters locate. Non-current assets, including long-term investment under equity method, fixed assets, refundable deposits, deferred charges, and other assets, but not including financial instruments and deferred tax assets, are categorized by their locations.

Revenues:	For the years ended December 31,
Geographic areas	2009	2010	2011
	NT$	NT$	NT$
Taiwan	20,097,950	20,512,347	13,593,529
U.S.	26,006,761	26,770,635	29,993,253
Canada	3,867,950	4,553,917	3,729,884
Others	9,321,931	12,020,571	13,920,226

	59,294,592	63,857,470	61,236,892

Noncurrent Assets:	As of December 31,
Geographic areas	2009	2010	2011
	NT$	NT$	NT$
Taiwan	33,990,629	39,068,327	40,206,617
U.S.	2,516	152,124	114,043
Canada	—	—	—
Others	3,086,896	4,735,493	5,313,564

	37,080,041	43,955,944	45,634,224

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C. Major Customers:

A major customer is identified as the party that accounts for more than 10 % of the Company’s net sales in any given year listed below.

	2009		2010		2011
Customers	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Customer A	6,960,529	12	6,297,407	10	7,151,963	12
Customer B	4,402,282	7	6,393,270	10	5,182,591	8
Customer C	6,293,643	11	5,375,772	8	3,693,185	6

	17,656,454	30	18,066,449	28	16,027,739	26

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

30. DISCLOSURES RELATING TO THE ADOPTION OF IFRSs

A.	Pursuant to the regulation, Jin-Guan-Zheng-Shen-Zi Order No. 0990004943, of the Financial Supervisory Commission, Executive Yuan, R.O.C., effective January 1, 2013, a public company whose stock is listed on the Taiwan Stock Exchange Corporation or traded in the GreTai Securities Market should prepare financial statements in accordance with the International Financial Reporting Standards (“IFRSs”), International Accounting Standards (“IASs”), and relevant interpretations and interpretative bulletins that are ratified by the Financial Supervisory Commission. To meet the requirement above, the Company has formed an IFRSs group headed by the Company’s Chief Execute Officer, who is responsible for setting up a plan relative to the Company’s transition to IFRSs. The major contents and status of execution of this plan are outlined below:

Working Items for IFRSs Adoption	Status of Execution

a. Formation of an IFRSs Group	Finished

b. Setting up a plan relative to the Company’s transition to IFRSs	Finished

c. Identification of the differences between current accounting policies and IFRSs	Finished

d. Identification of consolidated entities under IFRSs’ framework	Finished

e. Evaluation of the impact of each exemption and option on the Company under IFRS 1, First-time Adoption of International Financial Reporting Standards	Finished

f. Evaluation of needed information system adjustments	Finished

g. Evaluation of needed internal control adjustments	Finished

h. Determine and establish IFRSs accounting policies	Finished

i. Determine the election of exemptions and options available under IFRS 1, First-time Adoption of International Financial Reporting Standards	Finished

j. Preparation of statement of financial position on the date of transition to IFRSs	To be finished in March 2012

k. Preparation of IFRSs comparative financial information for 2012	To be finished in March 2013

l. Completion of relevant internal control (including financial reporting process and relevant information system) adjustments	To be finished in March 2013

B.	The Company uses the IFRSs already ratified by the Financial Supervisory Commission currently and the “Rules

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Governing the Preparation of Financial Statements by Securities Issuers” that will be applied in 2013 as the basis for evaluation of material differences in accounting policies as mentioned above. However, the Company’s current evaluation results may be different from the actual differences that may arise when new issuances of or amendments to IFRSs are subsequently ratified by the Financial Supervisory Commission or relevant interpretations or amendments to the “Rules Governing the Preparation of Financial Statements by Securities Issuers” come in the future.

Material differences identified by the Company that may arise between current accounting policies used in the preparation of financial statements and IFRSs and “Rules Governing the Preparation of Financial Statements by Securities Issuers” that will be used in the preparation of financial statements in the future are set forth below:

(1)	Financial Assets: Equity Instruments

In accordance with R.O.C. accounting standard, unlisted stocks and emerging stocks held by the Company should be measured at cost and recognized as “Financial Assets Carried at Cost.” However, pursuant to IAS 39, ”Financial Instruments – Recognition and Measurement,” investments in equity instruments without an active market but with reliable fair value measurement (i.e. the variability of the estimation interval of reasonable fair values of such equity instruments is insignificant, or the probability for these estimates can be made reliably) should be measured at fair value.

(2)	Pension

i.	The discount rate used to calculate pensions shall be determined with reference to the factors specified in R.O.C. SFAS No. 18, paragraph 23. However, IAS No. 19, ”Employee Benefits”, requires an entity to determine the rate used to discount employee benefits with reference to market yields on high quality corporate bonds that match the currency at the end day of the reporting period and duration of its pension plan; when there is no deep market in corporate bonds, an entity is required to use market yields on government bonds (at the end day of the reporting period) instead.

ii.	In accordance with R.O.C. GAAP, the excess of the accumulated benefit obligation over the pension plan (fund) assets at the balance sheet date is the minimum amount of pension liability. However, IAS 19, “Employee Benefits”, has no regulation regarding the minimum pension liability.

iii.	The actuarial pension gain or loss, pursuant to R.O.C. accounting standards, is recognized in net pension cost of current period using the “corridor” method. However, under IAS 19, “Employee Benefits”, the Company elects to recognize the actuarial gain or loss immediately in other comprehensive income in the period in which they occur.

(3)	Employee Benefits

The current accounting standards in R.O.C. do not specify the rules on the cost recognition for accumulated unused compensated absences. The Company recognizes such costs as salary expense upon actual payment. However, IAS 19, “Employee Benefit”, requires that the costs of accumulative compensated absences be accrued as expenses at the end of the reporting period.

(4)	Income Tax

In accordance with current accounting standards in R.O.C., a deferred tax asset or liability should according to the classification of its related asset or liability, be classified as current or noncurrent. However, pursuant to IFRSs, a deferred tax asset or liability should be classified as non-current.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Furthermore, in accordance with current accounting standards in R.O.C., the Company recognizes valuation allowance after evaluating the realization probability of a deferred tax asset. However, under IFRSs, only when a tax benefit is considered highly probable does the Company recognize a deferred tax asset, rather than recognizing fully with a valuation allowance.

(5)	Functional Currency

In accordance with current R.O.C. GAAP, only foreign operating entity is required to determine its functional currency. However, pursuant to IAS 21, “The Effects of Changes in Foreign Exchange Rates”, each of the Group’s entities (including parent company) included in the consolidated financial statements should determine its functional currency.

(6)	Business Combinations

i.	Although no specific rules concerning the recognition of direct costs related to business combination, certain acquisition-related direct costs are usually treated as a portion of the acquisition cost of the acquirer in practice. However, in accordance with IFRS 3, “Business Combination”, the acquirer shall account for all acquisition-related costs as expenses when such costs are incurred and services are received.

ii.	The measurement date for the equity stock issued in a business combination is usually the announcement date of the combination agreement in accordance with current accounting standards in R.O.C., and is the acquisition date in accordance with IFRS 3, “Business Combinations”.

iii.	In accordance with current R.O.C. GAAP, when the fair value of identifiable net assets acquired exceeds the acquisition cost, the difference should be assigned to reduce the fair values of the acquired non-current assets proportionately. If the book values of those non-current assets are reduced to zero, the remaining excess should be recorded as extraordinary gains. However, in accordance with IFRS 3, “Business Combinations”, the difference should be directly recognized in profit or loss.

iv.	It is ruled by the R.O.C. standards that the minority interests on the consolidated financial statements should be measured based on the book value of the acquired corporation in a business combination. In accordance with IFRS 3, “Business Combination”, the non-controlling interests should be measured at fair value (or at the non-controlling interests’ proportionate share of the acquired corporation’s identifiable net assets).

v.	Pursuant to the current accounting standards in R.O.C., where the distribution of additional consideration may be contingent on maintaining or achieving specified future earnings level for the acquired corporation and it is reasonably certain that the event is likely to occur and the amount can be reasonably estimated, then such contingent consideration should be recognized as acquisition cost. The Company shall record additional consideration that may be contingent on the market price of a particular security at current fair value and simultaneously reduce the book value of the securities issued at acquisition date. In accordance with IFRS 3, “Business Combination”, the acquirer shall recognize the contingent consideration at fair value at acquisition date as part of the consideration transferred to acquire a business, and classify it as a liability or as equity. When certain criteria are met, the acquirer shall classify the right to the return of previously transferred consideration as an asset.

(7)	Share-Based Payment

The share-based payment agreements of the Company include employee stock options, treasury stock transferred to employee, and employees’ bonus :

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

i.	The employee stock options granted from January 1, 2004 through December 31, 2007 are accounted for in accordance with EITF 92-070, EITF 92-071 and EITF 92-072, “Accounting for Employee Stock Options”, of the R.O.C. Accounting Research and Development Foundation, dated March 17, 2003. Compensation cost of such employee stock options is recognized as an expense using the intrinsic value method. The distribution of employees’ bonus was ruled as distribution of earnings by 2007, and the Company did not recognize it as expense.

ii.	In accordance to IFRS 2, “Share-Based Payment,” the cost of stock-based compensation agreements stated above should be expensed at fair value at the measurement date over the vesting period.

(8)	Investment in Associates / Long-term Investment Under Equity Method

i.	Current accounting standards in R.O.C. do not prescribe that the associate and its investor shall use uniform accounting policies in preparing financial statements. However, pursuant to IAS 28, ”Investment in Associates”, an associate should use uniform accounting policies as the investor does in the preparation of the financial statements for like transactions and events in similar circumstances; otherwise, the associate’s financial statements should be adjusted to reflect the investor’s accounting policies for the purpose of applying the equity method.

ii.	If an investor company loses its significant influence over an investee company and therefore ceases using the equity method, in accordance with current accounting standards in R.O.C., the investment cost will be the book value at the time of change. If there is a balance on additional paid-in capital or other equity adjustment items from the long-term equity investment, then an investor company shall calculate its share when the investment is sold, so that the pro-rata gains or losses from the disposal of the long-term investment can be accounted for. Pursuant to IAS 28, ”Investment in Associates”, when an investment ceases to be an associate, the fair value of the remaining investment at the date when it ceases to be an associate should be regarded as its fair value on initial recognition of financial asset. If there is a balance on additional paid-in capital or other equity adjustment items from the long-term equity investment, the investor shall write off related items totally to determine the gains or losses from the disposal of long-term investment.

iii.	In accordance with current accounting standards in R.O.C., if an investee company issues new shares and original shareholders do not purchase or acquire new shares proportionately, but the investor company does not lose its significant influence over the investee company, the investment percentage, and therefore the equity in net assets for the investment that an investor company has invested, will be changed. Such difference shall be used to adjust the “Additional Paid-in Capital” and the “Long-term Investments” accounts. However, pursuant to IAS 28, ”Investment in Associates”, increase in investment percentage is accounted for as an acquisition of investment while decrease in investment percentage is accounted for as a disposal of investment and any related disposal gain or loss is recognized.

(9)	Consolidated Financial Statements

i.	If the parent’s ownership of the subsidiary changes without losing control over the subsidiary, the purchase method of accounting is used to account for the increase in ownership interest, while the decrease in ownership interest is regarded as disposal of shares and the related disposal gain or loss is recognized in profit or loss in accordance with R.O.C. GAAP. However, pursuant to IAS 27, ”Consolidated and Separate Financial Statements”, changes in parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, which would not affect profit or loss. Goodwill is not remeasured as well.

ii.	If the decrease of parent’s ownership of the subsidiary causes losing control over the subsidiary, any remaining interest in the former subsidiary is measured at the book value at the date when control is lost. In accordance with IAS 27, “Consolidated and Separate Financial Statements”, any remaining interest in the former subsidiary should be recognized at its fair value at the date when control is lost.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

iii.	In accordance with current accounting standards in R.O.C., losses applicable to the minority in a consolidated subsidiary cannot exceed the minority interest in the subsidiary’s equity. The excess, and any further losses applicable to the minority, are allocated against the majority interest except to the extent that the minority has binding obligation and is able to make an additional investment to cover the losses. However, in accordance with IAS 27, ”Consolidated and Separate Financial Statements”, the excess of losses applicable to the non-controlling interest in a consolidated subsidiary is continuously attributed to the non-controlling interest even if this results in the non-controlling interest having a deficit balance.

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

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between R.O.C. GAAP and U.S. GAAP:

Reconciliation of consolidated net income:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$

Net income as reported under R.O.C. GAAP	8,789,829	5,626,907	4,837,243	159,803
U.S. GAAP adjustments:
Compensated absences	(14,994)	(8,150)	(79,911)	(2,640)
Defined benefit pension plan — net peroidic pension cost	95	(341)	(340)	(11)

Total U.S. GAAP adjustments	(14,899)	(8,491)	(80,251)	(2,651)
Taxation effect	(20,401)	(21,802)	(66,088)	(2,183)

Net income under U.S. GAAP	8,754,529	5,596,614	4,690,904	154,969

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$

Earnings per share under U.S. GAAP (in dollars)
Basic	2.81	1.80	1.51	0.05

Diluted	2.81	1.80	1.51	0.05

Weighted average number of common stock outstanding (in thousands)
Basic	3,116,361	3,116,361	3,102,858	3,102,858

Diluted	3,116,361	3,116,361	3,102,858	3,102,858

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Reconciliation of consolidated stockholders’ equity

	December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
Total stockholders’ equity as reported under R.O.C. GAAP	63,081,226	61,296,181	58,794,870	1,942,348
U.S. GAAP adjustments:
Compensated absences	(73,201)	(81,351)	(161,262)	(5,327)
Defined benefit pension plan	(362,506)	(385,565)	(299,209)	(9,885)
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	161,001
Taxation effect	(60,710)	(82,513)	(148,601)	(4,909)

Stockholders’ equity under U.S. GAAP	67,458,309	65,620,252	63,059,298	2,083,228

Movements in stockholders’ equity in accordance with U.S. GAAP:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
Balance at January 1, as reported	63,917,204	67,458,309	65,620,252	2,167,831
Net income under U.S. GAAP	8,754,529	5,596,614	4,690,904	154,969
Cumulative translation adjustment on long-term investments	(88,289)	(293,841)	460,315	15,207
Change in fair value of available-for-sale marketable securities	767,157	1,021,355	(1,677,440)	(55,416)
Treasury Stock	—	—	(964,188)	(31,853)
Cash dividends	(5,674,662)	(8,040,212)	(5,048,505)	(166,782)
Cash dividends for treasury stock held by subsidiaries	65,212	—	—	—
Defined benefit pension plan	(282,842)	(121,973)	(22,040)	(728)

Balance at December 31	67,458,309	65,620,252	63,059,298	2,083,228

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The balance sheet accounts under U.S. GAAP are as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	13,297,003	9,353,631	309,007
Short-term investments	2,222,005	6,587,969	217,640
Notes receivable, net	73,229	22,211	734
Accounts receivable, net	9,648,610	10,231,452	338,006
Inventories	3,515,897	3,985,115	131,652
Other current assets	2,441,496	1,497,552	49,472

	31,198,240	31,677,930	1,046,511

Long-term investments	6,485,268	5,304,398	175,236
Property, plant and equipment	42,926,795	44,144,804	1,458,368
Intangible assets	4,873,500	4,873,500	161,001
Other assets	2,124,606	2,742,313	90,595

Total Assets	87,608,409	88,742,945	2,931,711

Current liabilities	16,675,599	15,152,473	500,577
Long-term liabilities	4,368,158	9,532,335	314,910
Other liabilities	944,400	998,839	32,997

Total Liabilities	21,988,157	25,683,647	848,484
Total Stockholders’ Equity	65,620,252	63,059,298	2,083,228

Total Liabilities and Stockholders’ Equity	87,608,409	88,742,945	2,931,712

The significant accounting policies for the reconciliation from R.O.C. GAAP to U.S. GAAP are as follows:

(1)	Consolidation

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

Under U.S. GAAP, ASC Topic 810, Consolidation (“ASC Topic 810”), requires existing unconsolidated variable interest entities (VIE) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In other words, the Company would be the primary beneficiary of such entity if it has the power to direct activities of the VIE that most significantly impact the VIE’s economic performance, and has the obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company performed analysis for VIEs and did not identify any variable interest entity pursuant to ASC Topic 810.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Compensated Absences

Under R.O.C. GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under U.S. GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services. For the years ended December 31, 2009, 2010 and 2011, total amounts of compensated absences reconciled from R.O.C. GAAP to U.S. GAAP were NT$(14,994), NT$(8,150) and NT$(79,911), respectively.

(3)	10% Tax on Undistributed Earnings and Tax Effect of U.S. GAAP Adjustments

Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of stockholders’ approval. Under U.S. GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the stockholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and U.S. GAAP. For the years ended December 31, 2009, 2010 and 2011, total amounts of tax expense reconciled from R.O.C. GAAP to U.S. GAAP were NT$20,401, NT$21,802 and NT$66,088, of which NT$22,286, NT$22,176 and NT$86,392 were adjusted for the undistributed earnings.

(4)	Defined Benefit Pension Plan

A.	Net periodic cost variance between U.S. GAAP and R.O.C. GAAP

The Company's net periodic pension cost under U.S. GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation of the difference between U.S. GAAP and R.O.C. GAAP is required before reaching U.S. GAAP funding status. For the years ended December 31, 2009, 2010 and 2011, total amounts of pension cost reconciled from R.O.C. GAAP to U.S. GAAP were NT$95, NT$(341) and NT$(340), respectively.

B.	Adjustment for the U.S. GAAP funding status:

Under R.O.C. GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under U.S. GAAP, additional pension liability or asset is accrued pursuant to ASC Topic 715, Compensation － Retirement Benefits (“ASC Topic 715”), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with ASC Topic 715, are now recognized as a component of other comprehensive income. For the years ended December 31, 2009, 2010 and 2011, the amounts of other comprehensive income reconciled from R.O.C. GAAP to U.S. GAAP due to the aforementioned GAAP difference were NT$(362,506), NT$(385,565) and NT$(299,209), respectively

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Earnings Per Share (EPS)

Prior to January 1, 2008, in calculating weighted average number of shares outstanding for EPS purposes under R.O.C. GAAP, employee bonus shares have been treated as outstanding for all periods, in a manner similar to a stock split or dividend, and are retroactively adjusted to previous years’ calculation of weighted-average outstanding shares. Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued for both basic and diluted EPS calculation. No employee bonus shares were issued in 2009, 2010, and 2011.

(6)	Goodwill Acquired from Merger

Under R.O.C. GAAP, the fair value of the net assets we received was used as the value of the consideration for the acquisition of the remaining interests in Siliconware Corporation on December 31, 2000 and reflected in the common stock and capital reserve in our balance sheet. As the consideration is equal to the fair value of the net assets received, no goodwill is recorded.

Under U.S. GAAP, in connection with the acquisition of Siliconware Corporation in 2000, the Company recorded goodwill of NT$5,415,439 based on an independent appraisal report. Before January 1, 2002, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, ASC Topic 350, Intangibles — Goodwill and Other (“ASC Topic 350”) ceased amortization of goodwill and required the Company to perform an annual impairment analysis using a two-step approach. As of December 31, 2009, 2010 and 2011, the net carrying amount of goodwill for each year was NT$4,873,500 and no impairment of goodwill was identified during 2009 to 2011.

(7)	Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment under U.S. GAAP results in reclassifications from retained earnings to additional paid-in capital of NT$34,554,263 as of December 31, 2009, 2010 and 2011, respectively, which causes the decrease of retained earnings and increase of additional paid-in capital. The adjustments have no effect on shareholders’ equity.

(8)	Impairment of Long-lived Assets

Under both R.O.C. GAAP and U.S. GAAP, the Company is required to evaluate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable.

Under R.O.C. GAAP, R.O.C. SFAS No. 35, “Accounting for Assets Impairment”, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of fair value less cost to sale or value in use (discounted cash flows). The difference between the recoverable amount and the asset’s carrying amount is recognized as a loss in earnings.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The Company performs periodical review for its long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are reported at the lower of carrying amount or fair value less cost to sell. The impairment losses on idle assets for the years ended December 31, 2009, 2010 and 2011 were NT$73,882, NT$117,847 and NT$134,227, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2009, 2010 and 2011.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

32. Additional Disclosure Required by U.S. GAAP

(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wire bonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company provides its services on a global basis but mainly to customers in Taiwan of 22.2% and North America of 55.1% in 2011. The Company’s first two largest customers accounted for a total of 23%, 20%, and 20% of net sales in 2009, 20010 and 2011, respectively, and its five largest customers accounted for 41%, 41% and 39% of the Company’s net sales in 2009, 2010 and 2011, respectively.

In 2009, 2010 and 2011, some of the Company’s net operating revenues were denominated in currencies other than N.T. dollars, such as U.S. dollar, Japanese Yen and other currencies. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$4,449,208 and NT$4,036,095 as of December 31, 2010 and 2011, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

(2)	Maturity of Long-term Liabilities

Aggregate maturities for the Company’s long-term loans as of December 31, 2011 are as follows:

Years ending December 31,	Amounts
	NT$	US$
2012	—	—
2013	3,182,917	105,151
2014	3,182,917	105,151
2015	3,182,916	105,151

	9,548,750	315,453

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Fair Value Measurement

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), defines fair value, provides a framework for measuring fair value and requires additional disclosure about fair value measurements. ASC Topic 820 also established a three-level fair value hierarchy for valuation inputs as follows:

Level 1:	use quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	use inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

A.	Fair value measurements on a recurring basis:

Assets measured and recorded at fair value on a recurring basis as of December 31, 2010 and 2011 were as follows:

	Level 1		Level 2		Level 3
	2010	2011	2010	2011	2010	2011
	NT$	NT$	NT$	NT$	NT$	NT$

Time deposit with original maturities more than 3 months (Note)	—	—	2,222,005	6,587,969	—	—
Marketable securities: available-for-sale (Semiconductor industry)	4,887,007	3,198,180	—	—	—	—

Note: Included in short-term investments

B.	Fair value measurements on a nonrecurring basis:

Financial assets carried at cost: No other-than-temporary impairments recognized during 2009 to 2011. The fair value measurements were determined using a cost approach based on inputs, which were classified as Level 3 as they were unobservable and required management’s judgment.

Idle assets: Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are evaluated and reported at the lower of carrying amount or fair value less cost to sell (Level 3). The impairment losses on idle assets for the years ended December 31, 2009, 2010 and 2011 were NT$73,882, NT$117,847 and NT$134,227, respectively.

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

The Company adopted the two-step evaluation process required by this interpretation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As of December 31, 2010 and 2011, there was no material uncertain tax position or unrecognized tax benefit identified by the Company.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Cash and Cash Flow Statements

Under R.O.C. GAAP, all certificates of deposit are classified as cash and cash equivalents. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. As of December 31, 2009, 2010 and 2011, the amounts of time deposit with original maturities more than three months are NT$10,372,361, NT$2,222,005 and NT$6,587,969, respectively. Summarized cash flow information under U.S. GAAP would be presented as follows:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
Net cash provided by operating activities	15,492,282	14,406,518	13,035,113	430,628
Net cash used in investing activities	(10,094,156)	(7,932,190)	(16,269,302)	(537,473)
Net cash used in financing activities	(9,053,537)	(2,266,249)	(924,142)	(30,530)
Effect of foreign exchange	(43,631)	(153,876)	214,959	7,102

Net (decrease) increase in cash and cash equivalents	(3,699,042)	4,054,203	(3,943,372)	(130,273)
Cash and cash equivalents at beginning of the year	12,941,842	9,242,800	13,297,003	439,280

Cash and cash equivalents at the end of the year	9,242,800	13,297,003	9,353,631	309,007

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Comprehensive Income

Comprehensive income under R.O.C. GAAP for the years ended December 31, 2009, 2010 and 2011 and accumulated other comprehensive income balances as of December 31, 2010 and 2011 are summarized as follows:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
Net income	8,789,829	5,626,907	4,837,243	159,803
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investments	(88,289)	(293,841)	460,315	15,207
Adjustment for unrealized (loss) gain on available-for-sale financial assets	767,157	1,021,355	(1,677,440)	(55,416)
Net loss not recognized as pension cost	(92,142)	(99,254)	(108,736)	(3,592)

Comprehensive income	9,376,555	6,255,167	3,511,382	116,002

	As of December 31,
	2010	2011
	NT$	NT$	US$
Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investments	(87,907)	372,408	12,303
Adjustment for unrealized loss on available-for-sale financial assets	1,788,512	111,072	3,669
Net loss not recognized as pension cost	(268,568)	(377,304)	(12,465)

Accumulated other comprehensive income	1,432,037	106,176	3,507

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(7)	Employers’ Disclosure about Pension Benefit

A.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to ASC Topic 715:

(i)	Assumptions:

	For the years ended December 31,
	2009	2010	2011
Discount rate	2.25%	2.00%	2.00%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate of return on plan assets	2.00%	2.50%	2.00%

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

(ii)	Change in Benefit Obligation:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$

Benefit obligation at the beginning of the year	(1,544,731)	(1,922,596)	(2,120,024)
Service cost	(29,786)	(33,034)	(28,866)
Interest cost	(34,630)	(43,083)	(42,183)
Plan amendments	(73,596)	—	—
Actuarial loss	(284,261)	(154,768)	(46,010)
Benefits paid	44,408	33,457	79,705

Projected benefit obligation at the end of the year	(1,922,596)	(2,120,024)	(2,157,378)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(iii)	Change in Plan Assets:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$

Fair value of plan assets at the beginning of the year	1,130,537	1,143,276	1,176,476
Actual return on plan assets	7,487	16,981	13,837
Employer contributions	49,660	49,676	48,655
Benefits paid	(44,408)	(33,457)	(79,705)

Fair value of plan assets at the end of the year	1,143,276	1,176,476	1,159,263

(iv)	Funded Status:

	December 31,
	2010	2011
	NT$	NT$

Projected benefit obligation	(2,120,024)	(2,157,378)
Fair value of plan assets	1,176,476	1,159,263

Funded status	(943,548)	(998,115)
Net prior service cost	14,624	13,557
Unrecognized net loss	870,634	901,206

Accrued pension cost - before adjustment	(58,290)	(83,352)
Additional liability	(885,258)	(914,763)

Accrued pension cost - after adjustment	(943,548)	(998,115)

(v)	Net Pension Cost :

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$

Service cost	29,786	33,034	28,866
Interest cost	34,630	43,083	42,183
Expected return on assets	(28,862)	(23,215)	(29,762)
Amortization of unrecognized transition assets	(913)	(912)	—
Net prior service cost	91	1,067	1,067
Amortization of unrecognized net loss	10,966	24,637	31,363

Net periodic pension cost	45,698	77,694	73,717

(vi)	Other Required Disclosure:

	December 31,
	2010	2011
	NT$	NT$

Accumulated benefit obligation	(1,524,750)	(1,639,945)

B.	Valuation and allocation of plan assets

The plan assets are all maintained in the designated account at Bank of Taiwan (BOT). BOT holds cash contributions made by the Company and invests the contributions into its managed portfolio, which may contain, but not limited to, government loans, equities, bonds, foreign investment, short-term notes and securitized products. In addition, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The Company does not have authority on how to invest the money. The plan assets increase by the Company’s contributions, account interest earned and profit sharing of the portfolio of BOT pension assets and decrease by the payments made to the retired employees.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Additional disclosures under ASC Topic 715 regarding pension benefits are as follows:

(i)	Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2012	30,860	1,019
2013	30,290	1,001
2014	33,804	1,117
2015	60,438	1,997
2016	59,064	1,951
Year 2017 to 2021	535,506	17,691

(ii)	Contributions:

The Company expects to contribute NT$48,711 to its pension plan in 2012.

(iii)	Plan assets:

The plan assets are all maintained at Bank of Taiwan (BOT) and the Company does not have authority on how to invest the money. Hence, the plan assets are regarded as cash and cash equivalents. The subsequent fair value of the fund assets is subject to investment and distribution decisions made by its monitory committee and will not necessarily result in the proportional fair value of the plan assets. Therefore, the fair value measurement of plan assets contributed by the Company should be categorized in level 1.

(8)	Inventory Provision

Inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

(9)	Revenue Recognition Accounting Policy

The Company derives its revenues from the provision of independent assembly, testing services and turnkey services and recognizes service revenues upon shipment or upon completion of various stages of turnkey services, based upon transaction terms and when collection is reasonably assured, which is essentially the same under U.S. GAAP. If turnkey services are negotiated in one contract, the Company recognizes revenues based on the quoted prices when all of the revenue recognition criteria are met.

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

The Company entered into five lease contracts with Science Park Administration for the use of land of the facility located in Hsinchu, Taiwan. None of these five contracts have met any of the four criteria classified as capital leases and no noncancelable lease terms are included in the leases. Rental expenses recorded for the years ended December 31, 2009, 2010 and 2011 were NT$10,295, NT$18,224 and NT$17,985, respectively.

(12)	Valuation and Qualifying Accounts and Reserves

The information about our valuation and qualifying accounts and reserves are as follows:

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Balance at end of period
	NT$			NT$

For the year ended 2009
Allowance for doubtful accounts	304,287	79,188	50,939	332,536
Allowance for sales discounts	156,096	1,344,325	1,054,372	446,049
Allowance for loss on obsolescence and decline in market value of inventory	75,581	6,850	—	82,431
Allowance for loss on idle assets	223,954	73,882	82,418	215,417
Allowance for deferred income tax assets, noncurrent	256,714	—	97,020	159,694

For the year ended 2010
Allowance for doubtful accounts	332,536	10,717	276,325	66,928
Allowance for sales discounts	446,049	603,849	897,226	152,672
Allowance for loss on obsolescence and decline in market value of inventory	82,431	—	25,305	57,126
Allowance for loss on idle assets	215,417	117,847	106,169	227,095
Allowance for deferred income tax assets, noncurrent	159,694	—	57,411	102,283

For the year ended 2011
Allowance for doubtful accounts	66,928	11,142	49,352	28,718
Allowance for sales discounts	152,672	367,916	368,454	152,134
Allowance for loss on obsolescence and decline in market value of inventory	57,126	30,781	—	87,907
Allowance for loss on idle assets	227,095	134,227	170,638	190,684
Allowance for deferred income tax assets, noncurrent	102,283	—	27,184	75,099

(13)	Recent Accounting Pronouncements

U.S. GAAP

A.	In May 2011, the Financial Accounting Standards Board, FASB, issued amendments on fair value measurements and related disclosures which clarify the application of existing guidance and disclosure requirements, change certain fair value measurement principles and prescribe enhanced financial statement disclosures for Level 3 fair value measurements. The updated accounting guidance will be effective for reporting periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this amendment will have significant impact on our consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	In June 2011, the FASB issued amended guidance regarding the presentation of comprehensive income. The new standard eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. Under this amendment, all changes in other comprehensive income are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. The amendments are effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not anticipate material impacts on its financial statements upon adoption.

C.	In September 2011, the FASB issued authoritative guidance which simplifies goodwill impairment testing. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis, two-step goodwill impairment test. Otherwise, the quantitative tests become optional. The guidance is effective January 1, 2012 with early adoption permitted. The Company does not expect the adoption of the guidance to have any significant impact on its consolidated financial statements.

D.	In December 2011, the FASB, to help reconcile differences between U.S. GAAP and IFRSs, released updated accounting standard requiring entities to disclose both gross and net information for both financial instruments eligible for offset in the statement of financial position. The amendments are effective for annual reporting periods beginning on or after January 1, 2013. An entity should provide sufficient disclosures retrospectively for all comparative periods presented. The Company does not anticipate material impacts on its financial statements upon adoption.

R.O.C. GAAP

A.	Effective January 1, 2011, the Company implemented the amendments of R.O.C. SFAS No. 34, “Accounting for Financial Instruments”. The major amendment required the Company to include loans and receivables which originated by the entity as financial instruments. The change in accounting principle does not cause significant impact toward the financial statements for the year ended December 31, 2011.

B.	Effective January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Disclosure of Operating Segment Information” to replace R.O.C SFAS No. 20, “ Disclosure of Segment Information.” The Company, following the standard, restated segment’s information of 2010 while first adoption. The change in accounting principle does not cause impact toward the consolidated net income and earnings per share in 2011.

C.	Pursuant to the regulation No. 0990004943 of Financial Supervisory Commission of Executive Yuan (FSCEY), public companies, starting from 2013, shall prepare financial reports by following International Financial Reporting Standards (IFRSs), which are translated and announced by R.O.C. Accounting Research and Development Foundation (ARDF). To respond to the request, the Company has already formed a team and outlined a plan to implement the IFRSs. This change does not cause significant impact on the Company’s financial results in 2011.