Form 20-F
period 2012-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2013-04-25
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

3,078,319,139 Common Shares were outstanding as of December 31, 2012

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

FISCAL YEAR ENDED DECEMBER 31, 2012

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

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the Securities and Exchange Commission, or the SEC; and

•	those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

A. Selected Financial Data

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or R.O.C. GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences, see note 31 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to U.S. GAAP as shown below.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$(2)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
R.O.C. GAAP
Net operating revenues	62,403	59,295	63,857	61,237	64,655	2,225.6
Cost of goods sold	(49,454)	(47,852)	(54,041)	(51,747)	(52,877)	(1,820.2)

Gross profit	12,949	11,443	9,816	9,490	11,778	405.4

Operating expenses	(4,003)	(3,300)	(3,440)	(4,400)	(5,332)	(183.5)

Operating income	8,946	8,143	6,376	5,090	6,446	221.9
Equity investment income (loss)	—	—	(4)	(26)	(9)	(0.3)
Other non-operating income	718	2,261	341	715	995	34.2
Other non-operating expense	(3,140)	(191)	(323)	(235)	(611)	(21.0)

Income before income tax	6,524	10,213	6,390	5,544	6,821	234.8
Income tax expense	(210)	(1,423)	(763)	(707)	(1,201)	(41.4)

Income from continuing operations	6,314	8,790	5,627	4,837	5,620	193.4

Net income	6,314	8,790	5,627	4,837	5,620	193.4

Earnings per share
Basic	2.03	2.82	1.81	1.56	1.83	0.06
Diluted	2.01	2.80	1.80	1.55	1.82	0.06
Shares used in per share calculation (average, as adjusted)
Basic	3,115	3,116	3,116	3,103	3,078	3,078
Diluted	3,139	3,138	3,133	3,122	3,094	3,094
Earnings per ADS
Basic	10.15	14.10	9.05	7.80	9.13	0.31
Diluted	10.05	14.00	9.00	7.75	9.08	0.31
Dividends per share	4.60	1.80	2.58	1.62	1.42	0.05
ADSs used in per ADS calculation (average, as adjusted)
Basic	623	623	623	621	616	616
Diluted	628	628	627	624	619	619

U.S. GAAP
Net operating revenues	62,403	59,295	63,857	61,237	64,655	2,226
Operating Income	7,363	8,128	6,368	5,010	6,364	219
Income before income tax	4,661	10,199	6,382	5,464	6,757	233
Income tax expense	(267)	(1,444)	(785)	(773)	(1,346)	(46)
Income from continuing operations	4,394	8,755	5,597	4,691	5,411	186
Net income	4,394	8,755	5,597	4,691	5,411	186
Earnings per share(1)
Basic	1.42	2.81	1.80	1.51	1.76	0.06
Diluted	1.42	2.81	1.80	1.51	1.76	0.06
Shares used in per share calculation (average, as adjusted)(1)
Basic	3,089	3,116	3,116	3,103	3,078	3,078
Diluted	3,103	3,116	3,116	3,103	3,078	3,078
Earnings per ADS
Basic	7.10	14.05	9.00	7.55	8.78	0.30
Diluted	7.10	14.05	9.00	7.55	8.78	0.30
ADSs used in per ADS calculation (average, as adjusted)(1)
Basic	618	623	623	621	616	616
Diluted	621	623	623	621	616	616

Other Data:
R.O.C. GAAP
Capital expenditures	10,048	5,303	15,321	10,982	15,142	521.2
Depreciation and amortization	9,432	8,954	8,913	9,646	10,100	347.7
Dividends declared per share	1.80	2.58	1.62	1.42	1.67	0.06

	As of December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$(2)
	(in millions, except earnings or dividends per share and per ADS data)
Balance Sheet Data:
R.O.C. GAAP
Cash and cash equivalents	18,841	19,615	15,519	15,942	15,858	545.9
Working capital	18,481	20,978	14,648	16,769	14,806	509.7
Total assets	73,380	78,311	82,557	83,691	91,221	3,140.1
Short-term debt and current portion of long-term debt	1,404	225	1,461	1,514	5,617	193.4
Long-term debt	2,248	—	4,368	9,532	12,038	414.4
Total liabilities	14,066	15,229	21,261	24,896	31,513	1,084.8
Capital stock	31,526	31,164	31,164	31,164	31,164	1,072.8
Total stockholders’ equity	59,314	63,081	61,296	58,795	59,708	2,055.3
U.S. GAAP
Total assets	78,365	83,357	87,608	88,743	96,276	3,314
Total liabilities	14,448	15,899	21,988	25,684	32,592	1,122
Total stockholders’ equity	63,917	67,458	65,620	63,059	63,684	2,192

(1)	Retroactively adjusted for all subsequent stock dividends only.
(2)	Amounts translated for convenience at NT$29.05 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012.
(3)	Certain accounts in the consolidated financial statements for the year of 2008 have been reclassified to conform to the 2009 consolidated financial statement presentation due to the adoption of R.O.C. SFAS No. 10 “Accounting for Inventories” effective January 1, 2009.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$29.05 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013 (through April 12, 2013)	29.74	30.06	28.93	29.95
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.74	29.88	29.63	29.81
April (through April 12, 2013)	29.94	30.06	29.86	29.95

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Although our capacity utilization rate has improved in 2012 from 2011, we cannot assure you that this trend will continue. Despite increased semiconductor industry demand in 2012, overall macroeconomic conditions did not meet our expectations. The factors affecting our capacity utilization in 2012 included:

•

the continued soft demand for consumer and personal computer products resulting from the European debt crisis and macroeconomic uncertainty which the strong demand for cellular phone products could not make up for; and

•

the increasing gold prices, which resulted in underutilization of existing gold wire bonders and costs incurred for acquiring copper wire bonders, as customers demanded copper wire in place of gold wire bonding services.

Such uncontrollable factors caused diverse capacity utilization in our different manufacturing processes. The continuing instability in demand has made it difficult to meet original planned weight in different services and sustain a high utilization rate. Any uncertainty in the semiconductor industry as a result of such events would harm our capacity utilization, and as a result may adversely affect our profitability and results of operations in the future.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2010, 2011 and 2012, 56.4%, 57.8% and 57.0% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2012, our largest customer accounted for 8.6% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.

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

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2012, the spot price of gold fluctuated from a low of approximately US$1,540 per ounce to a high of approximately US$1,792 per ounce. The increase in the price of gold wire resulted in the decrease in our gross margin in 2012. To the extent we are not able to offset any increases in our raw material costs, our gross margins may be adversely impacted.

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

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce wastewater, industrial waste (liquid waste and solid waste) and flue gas, which are regulated by the government. For example, wastewater is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Wastewater is also produced when lead-frames are plated with solder and cleansed with water after wafer chips are bonded onto them and capsulated by mold resin. Moreover, excess materials between leads of lead-frames are removed in the trim and form process. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean up costs.

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

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2010, 2011 and 2012, sales to our overseas customers accounted for 67.9%, 77.8% and 78.7%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income under those standards, which makes evaluating our financial performance difficult

Our financial statements are prepared under R.O.C. GAAP, which differ in many respects from U.S. GAAP. Year-to-year comparison of our financial results under R.O.C. GAAP may significantly differ from year-to-year comparison under U.S. GAAP. Largely as a result of the differences in accounting for 10% tax on undistributed earnings as well as compensated absences for 2010, 2011 and 2012, our net incomes in 2010, 2011 and 2012 under U.S. GAAP were NT$5,597 million, NT$4,691 million and NT$5,411 million (US$186 million), respectively, as compared to net income under R.O.C. GAAP of NT$5,627 million, NT$4,837 million and NT$5,620 million (US$193.4 million), respectively.

Our adoption of International Financial Reporting Standards, or IFRSs, effective January 1, 2013, as required by the Financial Supervisory Commission R.O.C., or FSC, may adversely affect our financial statements

According to regulation Order No. 0990004943 of the FSC, we are required to adopt IFRSs for the preparation of our financial statements effective January 1, 2013 and to restate our financial statements for each of the comparative corresponding periods for the year ended December 31, 2012 with the adjusted opening IFRSs balances as of January 1, 2012. IFRSs differ in certain significant respects from R.O.C. GAAP and the adoption of IFRSs requires the retrospective application of the most recent standards to the financial statements of prior years. Subject to certain exemptions and exceptions under IFRSs, the impact of the reconciliation has adversely affected our stockholders’ equity under IFRSs as of January 1, 2012 and December 31, 2012, and may adversely affect our IFRSs financial statements thereafter. For a discussion of the material differences between the preparation of our financial statements under R.O.C. GAAP and IFRSs, see note 30 to our financial statements included elsewhere in this annual report.

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

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleges that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission, or the ITC. Pursuant to the stipulation, the court stayed the litigation. In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which were asserted by Tessera against us in the California Litigation. The PTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art, and part of the asserted patent claims have been confirmed by the PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences. As of December 2011, the stipulated stay has been lifted. Discovery commenced in 2012 and was closed as of the first quarter of 2013. Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. We are vigorously defending against Tessera’s allegations. If the Tessera disputes are not resolved in our favor, we may be forced to pay significant monetary damages, which could have a material adverse effect on our business and results of operations. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”

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

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2012, the Taiwan Stock Exchange Index peaked at 8,144.04 on March 2, 2012 and reached a low of 6,894.66 on June 4, 2012. From January 1, 2012 to December 31, 2012, daily closing values of our shares ranged from NT$26.8 per share to NT$36.5 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the P.R.C. are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2012. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 4,274.67.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2012, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$30.28 per US$1.00 to a low of NT$28.96 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

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

Changes in P.R.C. foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the P.R.C. government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the P.R.C. government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Following the removal of the U.S. dollar peg, the Renminbi appreciated 24.7% against the U.S. dollar between July 21, 2005 and December 31, 2012. Although it is difficult to predict how this new policy may impact the Renminbi exchange rates, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

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

Moreover, holders of the ADSs do not have individual rights to propose any matter for shareholders’ votes at our shareholders’ meetings. However, holders of at least 51% of the ADSs outstanding at the relevant record date may request the depositary to submit to us one proposal per year for consideration at our annual ordinary shareholders’ meeting, provided that such proposal meets certain submission criteria and limitations, including the language and the length of the proposal, the time of submission, the required certification or undertakings, and the attendance at the annual ordinary shareholders’ meeting. A qualified proposal so submitted by the depositary will still be subject to review by our board of directors and there is no assurance that the proposal will be accepted by our board of directors for inclusion in the agenda of our annual ordinary shareholders’ meeting. Furthermore, if we determine, at our discretion, that the proposal submitted by the depositary does not qualify, we have no obligation to notify the depositary or to allow the depositary to modify such proposal.

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

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation

Our corporate affairs are governed by our articles of incorporation and by laws governing R.O.C. corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information — B. Memorandum and Articles of Association” included elsewhere in this annual report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under R.O.C. law.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2012, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2013 or any future taxable year. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the R.O.C. Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is” http://www.spil.com.tw”. Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in P.R.C., a wholly-owned subsidiary to provide assembling and testing service in Suzhou, China. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., in order to simplify our investment structure and reduce management costs.

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

We provide packaging and testing services to more than 100 customers worldwide. For 2012, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. In general, we deal with the Asian subsidiaries of these leading semiconductor suppliers. We currently target customers in the personal computer, communications, consumer Integrated Circuits (ICs) and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.

The manufacturing services we offer are customized to the needs of our individual customers. In 2012, 82.2% of our net operating revenues were from packaging services and 17.8% of our net operating revenues were from testing and other services. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2010		2011		2012
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	32,816	51.4	31,660	51.7	35,042	54.2
Lead-frame base packages	18,793	29.4	17,299	28.2	16,368	25.3
Other packages	2,531	4.0	2,936	4.8	1,758	2.7
Total packaging revenues	54,140	84.8	51,895	84.7	53,168	82.2
Testing and other revenues	9,717	15.2	9,342	15.3	11,487	17.8
Total net operating revenues	63,857	100.0	61,237	100.0	64,655	100.0

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

Customers

Although we sell and perform our services in Taiwan, our customers send us orders from their offices worldwide. We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2010, 2011 and 2012, 56.4%, 57.8% and 57.0% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2012, our largest customer accounted for 8.6% of our net operating revenues. Our representative customers as of December 31, 2012 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. In general, we deal with the Asian subsidiaries of these leading semiconductor suppliers.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2010		2011		2012
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
U.S. and Canada	31,324	49.1	33,723	55.1	32,483	50.2
Taiwan	20,512	32.1	13,594	22.2	13,753	21.3
Others(1)	12,021	18.8	13,920	22.7	18,419	28.5

Total	63,857	100.0	61,237	100.0	64,655	100.0

(1)	Include primarily Singapore, Germany and Korea.

Sales from purchase orders received from outside of Taiwan accounted for 67.9%, 77.8% and 78.7% of our net operating revenues in 2010, 2011 and 2012, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our customers mainly require quad flat packages and substrate packages. We also focus on marketing our packaging and testing services in Japan and Europe to increase sales to these two areas.

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

Sales, Marketing and Customer Relationships

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

In addition, our subsidiary Siliconware U.S.A. has offices in San Jose and Huntington Beach, California, Tempe, Arizona and Lewisville, Texas, which facilitate communications and maintain relationships with companies headquartered in North America. We also have established our Japan office in Tokyo and Singapore office to give our customers support in closer proximity.

Quality Control

We employ quality control procedures at every critical manufacturing stage, with the aim of identifying and solving problems at the earliest possible stage of the production process. Our quality control procedures include statistical process control, which involves sampling tests to control and monitor the production process. Such tests include optical scanning and reliability tests, which include temperature and humidity tests, pressure and stress tests and test for resistance to solvents. If a problem is detected, failure analysis will be used to determine the cause. Visual inspection and optical scanning are performed on all assembled semiconductor devices to test for lead coplanarity and integrity. Assembled chips are tested on a sample basis for open shorts in inter connections. To ensure that our quality control procedures are effectively applied, production line employees are provided with periodic training.

Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1993, QS 9000 in 1999 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in 2003, OHSAS 18001 certification for safety and health management system in 2004, QC080000 certification for hazardous substance process management in 2008 and TL9000 certification for telecommunications quality management system in July 2012.

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% in 2012. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual ICs that are attached to substrates, lead-frames, wafer level packages or system in packages.

As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.

Research and Development

We focus our research and development on developing advanced packaging technologies and also on improving the efficiency and capability of our production processes in order to enhance our cost competitiveness in the industry.

Our packaging technologies development includes:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancing the electrical, thermal and reliability performance of semiconductor device packages;

•	increasing packaging yield, shortening production cycle times; and

•	investigating the use of new or replacement raw materials with lower cost.

Our key areas for research and development are:

•	lead-frame and substrate packaging;

•	advanced flip chip packaging;

•	copper pillar bumping and packaging;

•	integrated passive devices (IPD);

•	System in Package (SiP) design and process technologies;

•	Through Silicon Via technology;

•	Panel Fan Out technology; and

•	3D IC design and testing technologies.

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2010, 2011 and 2012, our research and development expenses amounted to NT$1,538 million, NT$2,001 million and NT$2,554 million (US$ 87.9 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2012, the spot price of gold fluctuated from a low of approximately US$1,540 per ounce to a high of approximately US$1,790 per ounce. The volatility in the price of gold wire may impact our profitability. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameters of the gold wire used. In addition, we are continuing to develop copper wire bonding processes. Our major suppliers of raw materials, which include Nanya Printed Circuit Board Corp., MK Electron Co., Ltd., Chang Wah Electromaterials Inc., Unimicron Technology Corp., Sumitomo Metal Mining Co., Ltd. and Kinsus Interconnect Technology Corp., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2010, 2011 and 2012, our raw material costs were 56.9%, 53.2% and 49.7%, respectively, of cost of goods sold.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Kulicke & Soffa Industries Inc., DISCO Corporation; Applied Materials South East Asia Pte, Ltd. and TOWA Corporation.

Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Advantest Taiwan Inc., Teradyne Inc. and Advantest Corp., which completed its integration of Verigy Ltd to take over its semiconductor testing business in April 2012.

As of December 31, 2012, we operated 6,264 wire bonders and 316 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,541 wire bonders and 61 testers in the P.R.C. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan, Singapore and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•	Unimicron Technology Corporation, or Unimicron. As of December 31, 2012, we held a 4.97% equity interest in Unimicron, a supplier of semiconductor raw materials, including substrates.

•

ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2012, we held a 6.72% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company.

•

ChipMOS Taiwan. As of December 31, 2012, we held a 15.78% equity interest in ChipMOS Taiwan, which is engaged in packaging and testing services for flat-panel display drivers and advanced memory products. We acquired this equity interest in 2010 as part of a share purchase / sales agreement with ChipMOS Bermuda.

•

In order to enhance our assembly-related techniques, we purchased preferred stock of Vertical Circuits, Inc., or VCI, for US$5 million in December 2010. Our percentage of ownership in VCI is approximately 30.68%. VCI’s board of directors filed for bankruptcy protection in July 2012. Accordingly, we recognized an impairment loss to all of its residual book value of NT$94.4 million.

•

In order to develop our SiP (System in Package) module business, we purchased 1.75 million common shares of AcSiP Technology Corp., or AcSiP, for NT$50.75 million (US$1.68 million) in May 2011. Our percentage of ownership in AcSiP is approximately 12.56%.

•

In order to develop new generation substrates and increase substrate supply sources, we acquired 22,865,385 shares of Microcircuit Technology (S) Pte. Ltd., or MCT, a substrate supplier located in Singapore, for US$20.5 million in July 2012. Our percentage of ownership in MCT is approximately 42.27%.

Intellectual Property

As of December 31, 2012, we held 355 Taiwan patents, 346 U.S. patents and 86 P.R.C. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2012, we also had a total of 113 pending patent applications in the United States, 222 in Taiwan and 151 in the P.R.C. In addition, we had registered “SPIL” as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property were immaterial compared to our revenues in any of the years ended December 31, 2010, 2011 and 2012.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$15,321 million, NT$10,982 million and NT$15,142 million (US$521.2 million) in 2010, 2011 and 2012, respectively. Our initial budget for capital expenditures for 2013 is approximately NT$11,300 million (US$389.0 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2013 will primarily consist of purchasing equipment and improving our facilities. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	(in millions)
	2010	2011	2012	2012
	NT$	NT$	NT$	US$
Equipment purchases	12,347	8,496	14,157	487.3
Land and building construction and purchases	2,974	2,486	985	33.9

Litigation

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services infringe patents owned by Tessera and that we breached a license agreement with Tessera. In May 2007, the parties stipulated a stay pending a final determination of an investigation directed against other parties (including certain co-defendants in the California Litigation) conducted by the U.S. International Trade Commission. Pursuant to the stipulation, the court stayed the litigation.

In February 2007, we filed requests for reexamination of five patents with the U.S. Patent and Trademark Office, or the PTO, four of which being asserted by Tessera against us in the California Litigation. The PTO has rejected part of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art and part of the asserted patent claims have been confirmed by the PTO. Tessera has appealed some of these decisions to the Board of Patent Appeals and Interferences. As of December 2011, the stipulated stay has been lifted. Discovery commenced in 2012 and was closed as of the first quarter of 2013. Because litigation is inherently unpredictable, we are unable to predict the ultimate outcome of any dispute. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Technologies — Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive.”

C. Organizational Structure

The following table sets forth certain information as of December 31, 2012 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4		100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3		100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2		100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	130.0	(1)	100.00%

(1)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2012.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities.	Hsinchu, Taiwan	US$	1.4		6.72%

Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate.	Taoyuan, Taiwan	NT$	15,386		4.97%
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits.	Hsinchu, Taiwan	NT$	8,429		15.78%
Hsieh Yong Capital Co., Ltd.	Investment activities.	Taipei, Taiwan	NT$	7,631		7.58%

Mega Mission Limited Partnership	Investment activities.	Cayman Islands	US$	150	(1)	4.00%

AcSiP Technology Corp.	Researching, designing and selling RF modules.	Taoyuan, Taiwan	NT$	196		12.56%

Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property.	Scotts Valley, CA, USA	US$	0	(2)	30.68%
Microcircuit Technology (S) Pte. Ltd.	Designing, manufacturing, and selling substrates.	Singapore	US$	62.8		42.27%

(1)	Contributed capital.
(2)	Vertical Circuits, Inc. filed for bankruptcy protection in July 2012.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2012.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		6,264 wire bonders and 316 testers(3)
CS Facility II	Taichung, Taiwan	141,000	47,000
HS Facility III	Hsinchu, Taiwan	95,000	26,500	(2)
CH Facility IV	Changhua, Taiwan	130,000	42,000
SZ Facility V	Suzhou, China	74,000	148,500	(2)	1,541 wire bonders and 61 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, HS Facility III and CH Facility IV.

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

We recorded operating income of NT$6,376 million, NT$5,090 million and NT$6,446 million (US$221.9 million) in 2010, 2011 and 2012, respectively. Increases in our operating income for 2012 compared to 2010 and 2011 were mainly attributable to a slow recovery in general demand from the global economic downturn and improvements in our cost structure. See “Results of Operations”.

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

General Factors Affecting Our Results of Operations

General factors affecting our results of operations are the global economy and conditions in the financial and credit markets. The European sovereign debt crisis had a significant impact on economic growth and consumer confidence. The world economy remains at a slow growth rate. The weak macroeconomic conditions have continued to cause a weak demand for finished electronic products. These uncertainties have contributed to a slowdown in the market demand for semiconductor-based products and other products that use our services, which has led to a decrease in demand for our services.

In addition, our results of operations were also affected by gold prices, the time-consuming process of copper wire bonding, the fluctuation of the New Taiwan Dollar and rising wage levels.

Consolidation

For 2008, we consolidated five subsidiaries: Siliconware Investment Company Ltd., SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., hence reducing the number of our consolidated subsidiaries to four. Upon adoption of the Order of the Financial Supervisory Commission, No. 0930154140 in January 2005, we were required to prepare consolidated financial statements pursuant to R.O.C. SFAS No. 7 on a semiannual basis. However, the Commission released the Order No. 0960064020 in November 2007, which requires us to prepare consolidated financial statements on a quarterly basis commencing January 2008.

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

The following table shows, for the periods indicated, the amount of our packaging by package types and testing revenues, which are more fully described in “Item 4. Information on the Company — B. Business Overview — Our Business”.

	Years Ended December 31,
	2010		2011		2012
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	32,816	51.4	31,660	51.7	35,042	54.2
Lead-frame base packages	18,793	29.4	17,299	28.2	16,368	25.3
Other packages	2,531	4.0	2,936	4.8	1,758	2.7
Total packaging revenues	54,140	84.8	51,895	84.7	53,168	82.2
Testing and other revenues	9,717	15.2	9,342	15.3	11,487	17.8
Total net operating revenues	63,857	100.0	61,237	100.0	64,655	100.0

Expansion and Utilization Rate

As we continue to expand our capacity in order to meet demand from our customers, the number of our wire bonders increased to 6,312 as of December 31, 2010, 6,535 as of December 31, 2011 and 7,805 as of December 31, 2012.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 91%, 89% and 93% in 2010, 2011 and 2012, respectively.

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

Revenue Recognition

We principally provide packaging and testing services of ICs, which may be packaging only, testing only or turnkey solutions. Revenues are recognized when services have been provided based on transaction terms and when collectibility is reasonably assured. If turnkey services are negotiated in one contract, we recognize revenues based on the quoted prices when all of the revenue recognition criteria are met.

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

Inventory Reserves

In general, raw materials are purchased based on the customers’ forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our excess raw material orders, we would experience a build up in our raw material inventory. We could either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or in using such excess inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory would not be utilized in production, it is written off and disposed of Actual demand may differ from our forecast and may result in additional reserve.

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

In 2010, 2011 and 2012, we recognized an impairment charge of NT$118 million, NT$134 million and NT$192 million (US$6.6 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2010, 2011 and 2012.

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

Provision for Income Taxes and Deferred Tax Asset Valuation Allowances

As of December 31, 2012, we had approximately NT$975 million (US$33.6 million) of net deferred income tax assets related principally to investment tax credits that expire at various dates through 2015, and the unrealized loss on idle assets. A valuation allowance was provided to reduce the deferred income tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances. In the event we determined that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment of our deferred tax assets would be charged to income in the period such determination was made.

Goodwill

Goodwill arising from business combination is recognized under U.S. GAAP as the difference between the fair value of shares issued or other consideration and the fair value of net assets acquired. ASC Topic 350, Intangibles – Goodwill and Other, or ASC Topic 350, requires that we perform an impairment review, at the “reporting unit” level, at least annually thereafter. Based on the comparison of the fair value and carrying value of the reporting unit, we concluded that goodwill was not impaired as of December 31, 2012.

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

Taxation

The corporate income tax rate has been reduced from 25% to 17% since January 1, 2010. Therefore, the corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. As a result, we began to use these exemptions in 2005. These tax exemptions resulted in tax savings of approximately NT$120 million, NT$85 million and NT$93 million (US$3.2 million) in 2010, 2011 and 2012, respectively. We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$252 million, NT$255 million and NT$238 million (US$8.2 million) in 2010, 2011 and 2012, respectively. In 2010, 2011 and 2012, our effective income tax rates were 11.30%, 11.17% and 11.34%, respectively.

ASC Topic 740, Income Tax, or ASC Topic 740, requires the recognition of the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit. A two-step process is required for the evaluation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We adopted the provisions of ASC Topic 740 in January 2007 and performed our evaluation pursuant to the interpretation.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2010	2011	2012
	%	%	%
Net operating revenues	100.0	100.0	100.0
Cost of goods sold	84.6	84.5	81.8

Gross profit	15.4	15.5	18.2

Operating expenses:
Selling expenses	0.6	1.2	1.2
General and administrative expenses	2.4	2.7	3.0
Research and development expenses	2.4	3.3	4.0

Operating expenses	5.4	7.2	8.2

Operating income	10.0	8.3	10.0

Investment income	—	—	—
Net non-operating (loss) income	—	0.8	0.6
Income before income tax	10.0	9.1	10.6
Income tax expense	(1.2)	(1.2)	(1.9)

Net income	8.8	7.9	8.7

The Year ended December 31, 2012 compared to the Year Ended December 31, 2011

Net operating revenues. Net operating revenues increased by 5.6% from NT$61,237 million in 2011 to NT$64,655 million (US$2,225.6 million) in 2012. The increase in net operating revenues was primarily due to an increase in market share and sales to new customers.

Substrate base package sales increased by 10.7% from NT$31,660 million in 2011 to NT$35,042 million (US$1,206.3 million) in 2012. The increase in substrate base package sales was due to an increase in advanced package sales. In 2012, substrate base package accounted for 54.2% of our net operating revenues, up from 51.7% in 2011.

Lead-frame base package sales decreased by 5.4% from NT$17,299 million in 2011 to NT$16,368 million (US$563.4 million) in 2012. The decrease in lead-frame base package sales was attributable to the drop in average selling prices and customers converting from lead-frame to substrate products. In 2012, lead-frame base package accounted for 25.3% of our net operating revenues, down from 28.2% in 2011.

Gross profit and gross margin. Our gross profit increased by 24.1% from NT$9,490 million in 2011 to NT$11,778 million (US$405.4 million) in 2012 mainly due to the increase in sales revenues. Although gold prices increased, our gross margin (gross profit as a percentage of net operating revenues) increased from 15.5% in 2011 to 18.2% in 2012, mainly attributable to our efficient internal cost management and the migration to copper bonding. Our cost of goods sold increased by 2.2% from NT$51,747 million in 2011 to NT$52,877 million (US$1,820.2 million) in 2012, in line with our increase in operating revenues.

Operating expenses. Operating expenses increased by 21.2% from NT$4,400 million in 2011 to NT$5,332 million (US$183.5 million) in 2012. Operating expenses as a percentage of net operating revenues was 7.2% and 8.2% in 2011 and 2012, respectively.

Selling expenses. Selling expenses increased by NT$67 million between these two years mainly due to the increase in salary expense.

General and administrative expenses. General and administrative expenses increased by NT$312 million mainly due to the increase in salary and depreciation expenses.

Research and development expenses. Research and development expenses increased by NT$553 million, mainly due to increases in salary expenses and development expenses for new products.

Operating income and operating margin. We recorded operating income of NT$5,090 million and an operating margin of 8.3% (operating income as a percentage of net operating revenues) in 2011 and generated operating income of NT$6,446 million (US$221.9 million) and operating margin of 10.0% in 2012. The increase in operating margin was in line with our increase in gross profit.

Net non-operating income. Our net non-operating income decreased from NT$454 million in 2011 to NT$375 million (US$12.9 million) in 2012. The decrease in net non-operating income was primarily due to the increase in our interest expenses, gains on disposal of investment and an impairment loss.

Income tax expense. We recognized income tax expense of NT$707 million in 2011 compared to NT$1,201 million (US$41.4 million) in 2012 primarily due to an increase in taxable income and an allowance recognized for tax deferred assets.

Net income. As a result of the factors discussed above, our net income increased from NT$4,837 million in 2011 to NT$5,620 million (US$193.4 million) in 2012.

The Year ended December 31, 2011 compared to the Year Ended December 31, 2010

Net operating revenues. Net operating revenues decreased by 4.1% from NT$63,857 million in 2010 to NT$61,237 million in 2011. The decrease in net operating revenues was primarily due to a decline in demand in the semiconductor industry, which was a result of the slowdown of the global economy as caused by the European debt crisis and natural disasters such as the earthquake in Japan and floods in Thailand, and the appreciation of the New Taiwan Dollar against the U.S. Dollar.

Substrate base package sales decreased by 3.5% from NT$32,816 million in 2010 to NT$31,660 million in 2011. The decrease in substrate base package sales was due to the slowdown of the outsourced semiconductor assembling and testing industry. In 2011, substrate base package accounted for 51.7% of our net operating revenues, up from 51.4% in 2010.

Lead-frame base package sales decreased by 7.9% from NT$18,793 million in 2010 to NT$17,299 million in 2011. The decrease in lead-frame base package sales was attributable to the weak demand of the DRAM market. In 2011, lead-frame base package accounted for 28.2% of our net operating revenues, down from 29.4% in 2010.

Gross profit and gross margin. Our gross profit decreased by 3.3% from NT$9,816 million in 2010 to NT$9,490 million in 2011 mainly due to the decrease in sales revenues. Although gold prices increased, our gross margin (gross profit as a percentage of net operating revenues) remained stable from 15.4% in 2010 to 15.5% in 2011, mainly attributed to our efficient internal cost management and the migration to copper bonding. Our cost of goods sold decreased by 4.2% from NT$54,041 million in 2010 to NT$51,747 million in 2011, in line with the decrease in our sales revenues.

Operating expenses. Operating expenses increased by 27.9% from NT$3,440 million in 2010 to NT$4,400 million in 2011. Operating expenses as a percentage of net operating revenues was 5.4% and 7.2% in 2010 and 2011, respectively.

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

Operating income and operating margin. We recorded operating income of NT$6,376 million and an operating margin of 10.0% (operating income as a percentage of net operating revenues) in 2010 and generated operating income of NT$5,090 million and operating margin of 8.3% in 2011. The decrease in operating margin was primarily due to an increase in our operating expenses.

Net non-operating income. Our net non-operating income increased from NT$14 million in 2010 to NT$454 million in 2011. The increase in net non-operating income was primarily due to a gain on foreign exchange of NT$202 million recognized in 2011 as a result of depreciation of the Taiwanese dollar against the U.S. dollar and an increase of NT$91 million on cash dividends received from our investee.

Income tax expense. We recognized income tax expense of NT$763 million in 2010 compared to NT$707 million in 2011 primarily due to a decrease in taxable income.

Net income. As a result of the factors discussed above, our net income decreased from NT$5,627 million in 2010 to NT$4,837 million in 2011.

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

Liquidity

As of December 31, 2012, our primary source of liquidity was NT$15,858 million (US$545.9 million) of cash and cash equivalents. As of December 31, 2012, we had total availability under existing short-term lines of credit of NT$8,163 million (US$281.0 million) available from seven domestic and foreign financial institutions, of which NT$2,765 million (US$95.2 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$5,000 million and US$150 million for capacity expansion and working capital purposes. This facility is a long-term floating interest rate credit facility expiring on October 29, 2015. On November 5, 2010, we drew down NT$4,377 million from this credit facility. On September 30, 2011, we drew down NT$5,000 million from this credit facility. We entered into a second credit facility led by Mega International Commercial Bank in August 2012 in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term floating interest rate credit facility expiring on August 10, 2017. On August 31, 2012, we drew down NT$1,500 million (US$51.6 million) and US$150 million from this credit facility. As of December 31, 2012, we had short-term and long-term borrowings of NT$2,468 million (US$85.0 million) and NT$15,227 million (US$524.2 million), exclusive of loan arrangement fees of NT$40 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	14,407	13,035	13,366	460.1
Net cash used in investing activities	(16,083)	(11,903)	(15,872)	(546.4)
Net cash provided in financing activities	(2,266)	(924)	2,520	86.7
Effect of exchange rate changes on cash	(154)	215	(97)	(3.3)

Net (decrease) increase in cash and cash equivalents	(4,096)	423	(83)	(2.9)

Net Cash Provided by Operating Activities

In 2012, net cash provided by operations was NT$13,366 million (US$460.1 million) compared to NT$13,035 million in 2011. The increase in net cash provided by operating activities was primarily the result of an increase in net income in 2012.

In 2011, net cash provided by operations was NT$13,035 million (US$430.6 million) compared to NT$14,407 million in 2010. The decrease in net cash provided by operating activities was primarily the result of a decrease in net income in 2011.

Net Cash Used in Investing Activities

In 2012, cash used in investing activities was NT$15,872 million (US$546.4 million) compared to NT$11,903 million in 2011. The increase in net cash used in investing activities was primarily the result of fixed assets expenditures in 2012 and the purchase of long-term investments under the equity method. The increases were partially offset by the proceeds from the disposal of long-term investments and available-for-sale financial assets.

In 2011, cash used in investing activities was NT$11,903 million compared to NT$16,083 million in 2010. The decrease in net cash used in investing activities was primarily the result of decreases in fixed assets expenditures in 2011, compared to those of 2010. These capital expenditures were primarily funded with net cash provided by operating and financing activities. We are at times required to prepay our purchases of land and equipment. As of December 31, 2010 and 2011, we did not have any outstanding balance of any prepayments for purchases of land. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when we place an order for the equipment. As of December 31, 2010 and 2011, outstanding balances of prepayments for purchases of equipment amounted to NT$4,127 million and NT$3,362 million, respectively.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was NT$2,520 million (US$86.7 million) in 2012. In 2012, net cash provided by financing activities reflected primarily proceeds from borrowings of NT$6,980 million (US$240.3 million) and the payment of stockholders’ dividends of NT$4,371 million (US$150.5 million).

Net cash used in financing activities was NT$2,266 million and NT$924 million in 2010 and 2011, respectively. In 2010, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$8,040 million and proceeds from long-term borrowings of NT$4,525 million. In 2011, net cash used in financing activities reflected primarily our payment of stockholders’ dividends of NT$5,048 million and proceeds from long-term borrowings of NT$5,000 million and the cost of repurchasing our common stock of NT$964 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company — B. Business Overview — Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2013 is approximately NT$11,300 million (US$389.0 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2013 will primarily consist of purchasing equipment and improving our facilities. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$ 5,000 million and US$ 150 million for capacity expansion and working capital purposes. This facility is a long-term credit facility expiring on October 29, 2015. On November 5, 2010, we drew down NT$4,377 million from this credit facility. On September 30, 2011, we drew down NT$5,000 million from this credit facility. We entered into a second credit facility led by Mega International Commercial Bank in August 2012 in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term credit facility expiring on August 10, 2017. On August 31, 2012, we drew down NT$1,500 million (US$51.6 million) and US$150million from this credit facility.

Transactions with Related Parties

We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director, supervisor or executive officer of our company.

We have, from time to time, purchased raw materials and sold our manufacturing services to our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Inflation

The inflation rate in Taiwan was 0.96% in 2010, 1.42% in 2011 and 1.93% in 2012. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

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

Reconciliation of Consolidated Net Income

	For the Years Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Net income as reported under R.O.C. GAAP	5,627	4,837	5,620	193.4
U.S. GAAP adjustments:
Compensated absences	(8)	(80)	(85)	(2.9)
Defined benefit pension plan-net periodic pension cost	(1)	—	3	0.1
Ownership change in equity investment	—	—	18	0.6

Total U.S. GAAP adjustments	(9)	(80)	(64)	(2.2)
Taxation effect	(21)	(66)	(145)	(4.9)

Net income under U.S. GAAP	5,597	4,691	5,411	186.3

Reconciliation of Consolidated Stockholders’ Equity

The following are the most significant differences between R.O.C. GAAP and U.S. GAAP as they relate to our net income and stockholders’ equity. For other GAAP differences, please refer to note 31 to our consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Total stockholders’ equity as reported under R.O.C. GAAP	61,296	58,795	59,708	2,055.3
U.S. GAAP adjustments:
Compensated absences	(81)	(161)	(246)	(8.5)
Defined benefit pension plan	(386)	(300)	(358)	(12.3)
Acquisition of Siliconware Corporation	4,874	4,874	4,874	167.8
Taxation effect	(83)	(149)	(294)	(10.1)

Stockholders’ equity under U.S. GAAP	65,620	63,059	63,684	2,192.2

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

In accordance with ASC Topic 350, Intangible — Goodwill and Other (“ASC Topic 350”), we no longer amortize goodwill since 2002. We perform our annual impairment review in each fiscal year. We have completed our annual goodwill impairment test for fiscal 2010, 2011 and 2012, and concluded that there was no impairment in these three years.

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

We performed periodical review for our long-lived assets and reclassified idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. We recognized impairment losses of NT$118 million, NT$134 million and NT 192 million (US$6.6 million) on idle assets for the years ended December 31, 2010, 2011 and 2012, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2010, 2011 and 2012.

Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividends is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25% of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. We did not issue any stock dividends in 2010, 2011 and 2012. Hence, reclassification from retained earnings to additional paid-in capital is not needed.

Calculation of EPS

Under R.O.C. GAAP, as employees’ bonuses could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted average number of common shares outstanding during the reporting year, which takes into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonuses no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued for both basic and diluted EPS calculation. No employee bonus shares were issued in 2010, 2011, and 2012.

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

Recent Accounting Pronouncements

U.S. GAAP

In July 2012, the Financial Accounting Standards Board, or FASB, issued amended guidance which simplifies indefinite-lived intangible assets other than goodwill for impairment testing. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test becomes optional. The guidance is effective for annual and interim impairment test performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We do not expect the adoption of this guidance to have any significant impact on our consolidated financial statements.

In June 2011, the FASB issued amended guidance regarding the presentation of comprehensive income. The new standard requires us to present other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. In February, 2013, the FASB updated the amendments to improve the reporting of reclassifications out of accumulated other comprehensive income. Pursuant to the amendments, an entity shall provide information about the amounts reclassified out of accumulated other comprehensive income by component, and present significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income either on the statement where net income is presented or in the notes, only if the reclassified amount is required under U.S. GAAP to be classified in its entirety in the same reporting period. For other non-required amounts, entities shall cross-reference to other disclosures that provide additional details under U.S. GAAP. The amendments are effective for reporting periods beginning after December 15, 2012. We do not anticipate material impacts on our financial statements upon adoption.

R.O.C. GAAP

Pursuant to the regulation No. 0990004943 of the FSC, public companies, starting from 2013, have to prepare financial reports by following IFRSs, which are translated and announced by the R.O.C. Accounting Research and Development Foundation. We have formed a team and outlined a plan to implement the regulations. This change does not cause significant impact on our 2012 financial results.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “ — A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2012. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2012, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2012.

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(2)	15,227	3,150	8,168	3,909	—
Short-term loans	2,468	2,468	—	—	—
Operating leases(3)	616	256	273	21	66

Total contractual cash obligations	18,311	5,874	8,441	3,930	66

(1)	Excludes interest payments and loan arrangement fees.
(2)	The interest expenses for long-term loans are calculated based on floating interest rates.
(3)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and California, U.S.A.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated balance sheet as of December 31, 2012 include NT$496 million (US$17.1 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$48 million (US$1.7 million) to the pension plan in 2013.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2013. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with Us	Principal Business Activities Performed Outside Our Company
Bough Lin	61	Chairman; Executive Vice President	29	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	65	Vice Chairman; President	29	Director of SPIL’s subsidiaries.
Wen-Lung Lin	61	Director	8	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	58	Director; Senior Vice President	29	Director of SPIL’s subsidiary.

Wen-Jung Lin	66	Director	22	None
Cheng-Chich Huang	64	Independent Director(1)	2	Chairman of Li Fu Investment
Randy Hsiao-Yu Lo	56	Director	2	President & CEO, Siliconware, USA, Inc.
Ing Dar Liu	62	Independent Director(1)	8	Director of AME Inc; Chairman of Jing-Hong Investment.
Jing-Shan Aur	64	Independent Director(1)	8	Director of RSEA Engineering Corp.
Wen-Lung Cheng	65	Supervisor	11	Chairman of Joinwin Investment; Chairman of Collamatrix Co,Ltd Director of SPIL’s subsidiary;
Wen-Ching Lin	57	Supervisor	2	Chairman of Young Fong Investment
Yu-Hu Liu	56	Supervisor	2	None
Kun-Yi Chien	57	Senior Vice President	24	Director of MCT
Mike Ma	53	Vice President	3	None
Chien-Hua Chen	58	Vice President	14	None
Eric Wu	47	Vice President	12	None
C.S Hsiao	54	Vice President	26	None
John Yu	48	Vice President	21	Director of AcSiP
Patrick Lin	56	Vice President	12	None
Eva Chen	55	Vice President; Chief Financial Officer	8	None
Ching-Yu Hsu	50	Vice President	25	None
Jas Hsieh	62	Vice President	10	None
River Gu	54	Vice President	25	None
David Tseng	50	Vice President	28	None
M.S. Chang	52	Vice President	26	None

(1)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

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

Chien-Hua Chen has been our vice president in charge of Europe Sales/North America Customer Service since 1999. Before joining us, Mr. Chen was the general manager of Ling Sheng Co. He graduated from Arizona State University in the U.S.A. in 1984 with a Master’s degree in electrical engineering.

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

Patrick Lin has been our vice president in charge of our operation supporting division since 2002. Before joining us, Mr. Lin was the director in charge of operation support of Orient Semiconductor Electronics. He graduated from Tamkang University in Taiwan in 1981 with a Bachelor’s degree in international trade.

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

B. Compensation of Directors, Supervisors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2012 was NT$208 million (US$7.2 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.

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

Compensation Committee

We currently follow the practice under the R.O.C. Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the R.O.C., including our company, to establish a remuneration committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards. On March 18, 2011, the FSC promulgated “Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter”, according to which publicly listed companies of our size were required to establish a remuneration committee composed of no less than three members appointed by the board of directors by September 30, 2011. Such committee members must meet certain professional qualification requirements and must not have served as an employee or non-independent director of the company in the two years prior to their appointment. Pursuant to such regulations, on August 25, 2011, we established a remuneration committee comprised of William W. Sheng, Professor of the National Taichung Institute of Technology, Tsai-Ding Lin, Professor of Tunghai University, and Jing-Shan Aur, one of our independent directors.

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G. — Corporate Governance.”

D. Employees

As of December 31, 2010, 2011 and 2012, we, together with our subsidiaries, had 18,455, 19,906 and 21,566 full-time employees, respectively. Of these employees, as of December 31, 2012, 18,726 were located in Taiwan, 2,782 were located in Mainland China, and 58 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We paid employees cash bonuses of NT$486 million (US$16.7 million) in 2012.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor union.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2013, our most recent record date.

Name	Number of Shares Owned	Percentage of Shares Owned

Bough Lin	68,674,075	2.20%
Chi-Wen Tsai	43,175,555	1.39%
Wen-Lung Lin	20,754,751	*
Yen-Chun Chang	11,776,417	*
Wen-Jung Lin	4,881,914	*
Cheng-Chich Huang	746,737	*
Ing-Dar Liu	350,000	*
Jing-Shan Aur	146,292	*
Randy Hsiao-Yu Lo	472	*
Wen-Lung Cheng	10,133,937	*
Yu Hu Liu	7,438,972	*
Wen-Ching Lin	11,200,000	*
Kun-Yi Chien	325,029	*
Chien-Hua Chen	24,668	*
C.S Hsiao	50,408	*
John Yu	165,894	*
Eric Wu	30,737	*
Mike Ma	0	*
Ching-Yu Hsu	0	*

Patrick Lin	76,039	*
Eva Chen	490,164	*
Jas Hsieh	122,000	*
River Gu	30,000	*
David Tseng	0	*
M.S. Chang	75,000	*

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of July 18, 2010, July 24, 2011 and July 22, 2012 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 18, 2010				July 24, 2011				July 22, 2012(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned

Citibank(2)(3)	624,143,605		20.03%		537,737,915		17.26%		370,936,720		11.90%

JPMorgan in Custody for Capital Income Builder Inc	40,070,300		1.29%		173,970,300		5.58%		173,970,300		5.58%

Cathay Life Insurance Company Ltd.	24,589,000		0.79%		45,282,000		1.45%		122,634,000		3.94%

Shin Kong Life Insurance Company Ltd	43,976,000		1.41%		66,008,000		2.12%		72,602,000		2.33%

Bough Lin	65,294,075		2.10%		68,674,075		2.20%		68,674,075		2.20%

JPMorgan in Custody for Capital World Growth and Income Fund Inc.	139,165,000		4.47%		139,165,000		4.47%		66,700,000		2.14%

Chunghwa Post Co., Ltd	54,688,067		1.75%		72,236,067		2.32%		62,241,067		2.00%

Ku-Ming Investment Company Ltd(4)	56,102,878		1.80%		56,112,878		1.80%		56,112,878		1.80%

JPMorgan Chase Bank N.A Taipei Branch in custody for T. Rowe Price New Asia Fund	25,458,000		0.81%		61,324,000		1.97%		54,387,000		1.75%

JPMorgan Chase Bank N.A Taipei Branch in custody for Templeton Foreign Fund	0		0%		31,866,000		1.02%		54,190,000		1.74%

Directors and Supervisors as a group	193,372,878	(5)	6.21	%(5)	179,490,122	(6)	5.76	%(6)	179,279,122	(7)	5.76	%(7)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs.
(3)	As of December 31, 2012 and based on the Schedule 13G amendments filed by Capital Research Global Investors and Franklin Resources, Inc. on February 12, 2013, Capital Research Global Investors and Franklin Resources, Inc. beneficially owned 240,670,300 and 194,827,690 common shares in the form of ADSs, respectively, which represented 7.7% and 6.3%, respectively, of our outstanding share capital. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071. The address of Franklin Resources, Inc. is One Franklin Parkway, San Mateo, CA 94403.
(4)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(5)	As of March 31, 2011.
(6)	As of March 31, 2012.
(7)	As of March 31, 2013.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2013, a total of 69,862,902ADSs and 3,078,319,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C. As of March 31, 2013, 349,314,640 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that as of March 31, 2013, 69,862,902 ADSs, representing 349,314,510 common shares, were held of record by Cede & Co. and 15 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Vertical Circuits, Inc.

In recent years, we have been licensing packaging technologies from VCI. In order to enhance assembly-related techniques, we purchased preferred stocks of VCI for US$5 million in December 2010. Our percentage of voting right in VCI is approximately 30.68%. Therefore, VCI became a related party of our company. VCI’s board of directors filed for bankruptcy protection in July 2012. Accordingly, we recognized an impairment loss to all of its residual book value of NT$94.4 million.

AcSiP Technology Corp.

In order to develop our System in Package (SiP) module business, we purchased 1.75 million common shares of AcSiP for NT$50.75 million (US$1.68 million) and obtained 20% of the voting rights of AcSiP in May 2011. As a result of an increase in AcSiP’s issued shares, our ownership share in AcSiP decreased to 12.56% as of December 31, 2012. We assess and determine that we maintain significant influence over the investee through representation on and participation in AcSiP’s board of directors, and therefore we continue to record the investment in AcSiP under the equity method.

Microcircuit Technology (S) Pte. Ltd.

In order to develop new generation substrates and increase substrate supply sources, we acquired 22,865,385 shares of MCT, a substrate supplier located in Singapore, for US$20.5 million in July 2012. Our percentage of ownership in MCT is approximately 42.27%.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Litigation

See “Item 4. Information on the Company — B. Business Overview — Litigation.”

Dividend Policy and Distributions

For our policy on dividend distributions, see “Item 10. Additional Information — Memorandum and Articles of Association — Dividends and Distributions.” The following table sets forth the stock dividends per share and total number of shares issued as stock dividend adopted by the annual shareholders’ meeting and shares outstanding at the end of each such year, except as otherwise noted.

	Cash Dividend per share	Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)	(NT$)
1995	0	4.00	70,048,800	280,668,000
1996	0	6.00	168,400,800	457,800,000
1997	0	4.00	183,120,000	654,200,000
1998	0	3.60	235,512,000	904,162,000
1999	0	2.30	207,957,260	1,127,092,402
2000	0	1.40	157,793,537	1,449,882,870
2001	0	1.45	235,421,212	1,852,761,683
2002(3)	0	0	—	1,853,668,683
2003(4)	0	0	—	1,876,625,683
2004	0.35	1.00	189,447,578	2,105,073,060
2005	0.75	0.80	168,889,805	2,328,919,337
2006	1.73	1.00	241,014,905	2,887,757,426
2007	3.40	0.20	58,672,538	3,073,424,534
2008	4.50	0.10	30,746,975	3,152,589,871
2009	1.80	0	0	3,116,361,139
2010	2.58	0	0	3,116,361,139
2011	1.62	0	0	3,078,319,139
2012	1.42	0	0	3,078,319,139

(1)	Our stock dividend is declared in NT dollar amount per share. The number of shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of shares owned by the shareholder and divided by the par value of NT$10 per share.
(2)	Total number of shares issued as stock dividends include shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.

B. Significant Changes

Our net operating revenues on a consolidated basis for the three months ended March 31, 2013 amounted to NT$13,819 million. Our net operating revenues for the first three months of 2013 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2013. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
Period	High	Low		High	Low
	NT$	NT$	(in thousands of shares)

2008	58.10	22.95	17,490	9,295.20	4,089.93
2009	48.90	25.90	28,392	8,188.11	4,242.61
2010	46.65	28.85	34,367	8,972.50	7,071.67
2011	41.25	23.45	38,160	9,145.35	6,633.33
First Quarter	41.25	32.90	27,601	9,145.35	8,234.78
Second Quarter	39.05	33.40	43,362	9,062.35	8,478.86
Third Quarter	35.20	23.45	27,484	8,824.44	6,877.12
Fourth Quarter	32.20	24.60	53,449	7,622.01	6,633.33

2012	36.50	26.80	51,215	8,144.04	6,894.66
First Quarter	35.80	26.80	47,362	8,144.04	6,952.21
Second Quarter	36.50	29.10	48,902	7,862.90	6,894.66
Third Quarter	34.20	28.10	53,272	7,781.91	6,970.69
Fourth Quarter	33.55	27.35	54,871	7,757.09	7,088.49
November	31.45	27.35	50,114	7,580.17	7,088.49
December	32.00	30.40	56,101	7,757.09	7,519.93
2013 (through April 12, 2013)	34.20	30.20	48,095	8,038.72	7,616.64
First Quarter	34.20	30.20	48,600	8,038.72	7,616.64
January	31.45	30.25	53,647	7,850.02	7,616.64
February	31.85	30.20	50,162	8,029.10	7,855.97
March	34.20	32.40	42,345	8,038.72	7,796.22
April (through April 12, 2013)	34.00	32.20	44,566	7,942.35	7,728.54

Sources: Taiwan Stock Exchange Statistical Data 1999-2012, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

There is no public market outside U.S. and Taiwan for our shares. The Taiwan Stock Exchange has experienced significant fluctuations in the prices of listed securities and there are currently limits on the range of daily price movements.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NASDAQ Stock Market’s National Market since June 7, 2000. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NASDAQ Stock Market’s National Market.

	Closing Price for Each ADS(1)		Average Daily Trading Volume
Period	High	Low
	US$	US$	(in thousands of shares)
2008	9.55	3.24	2,506,994
2009	8.11	3.85	2,241,612
2010	5.86	4.46	1,945,648
2011	7.15	3.93	2,166,958
First Quarter	7.15	5.68	2,365,869
Second Quarter	6.86	5.79	1,825,454
Third Quarter	6.16	3.93	2,227,705
Fourth Quarter	5.33	3.98	2,250,997
2012	6.04	4.52	969,389
First Quarter	6.04	4.52	1,567,231
Second Quarter	5.99	4.86	1,092,408
Third Quarter	5.80	4.59	633,792
Fourth Quarter	5.67	4.75	584,600
November	5.40	4.75	724,519
December	5.45	5.22	456,310
2013 (through April 12, 2013)	5.83	5.06	750,397
First Quarter	5.83	5.06	758,070
January	5.42	5.13	628,071
February	5.28	5.06	790,116
March	5.83	5.41	864,125
April (through April 12, 2013)	5.74	5.39	704,360

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Shares

As of March 31, 2013, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion, was issued, but due to our share repurchase program, the number of outstanding shares decreased to 3.08 billion shares As of March 31, 2013, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2013. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.

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

Voting of Deposited Securities

A holder may direct the exercise of voting rights regarding the shares represented by the ADSs only pursuant to the deposit agreement as described below and applicable R.O.C. law. See “Risk factors — Holders of our ADSs will not have the same voting rights as the holders of our shares, which may affect the value of your investment.”

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

C. Material Contracts

Immunity Agreement with Freescale Semiconductor, Inc.

We entered into a license agreement with Motorola Inc., or Motorola, in November 1996 under which Motorola licensed to us the technology for ball grid array as well as any future technology relating to ball grid array packages.

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

On April 30, 2009, the R.O.C. FSC promulgated regulations allowing qualified domestic institutional investors, or QDIIs, under P.R.C. regulations and certain other P.R.C. persons to invest in the securities of R.O.C. companies. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a P.R.C. person’s ownership of 10% or more of the issued and outstanding shares of a listed R.O.C. company.

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

The FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments, or the P.R.C. Regulations. According to the P.R.C. Regulations, a QDII is allowed to invest in Taiwan Securities (including up to 10% shareholding of a Taiwan company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the Taiwan securities market with the amount approved by the Taiwan Stock Exchange. There is no assurance that in the future, there will not be further restrictions or prohibitions imposed on P.R.C. persons (including QDIIs) from investing in certain industries in Taiwan. In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors other than QDII are prohibited from making investments in a Taiwan company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such Taiwan company.

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

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i)	stock dividends;

(ii)	free distributions of shares;

(iii)	due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(iv)	if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the GreTai Securities Market or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau of the FSC in connection with the offering plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

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

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the FSC and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

Certain R.O.C. estate and gift taxes may be imposed on holders of ADSs. Holders should consult their own tax advisor regarding the effect of such taxes on their particular situation.

Tax Treaty

The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Australia, Belgium, Denmark, France, Gambia, Germany, Hungary, India, Indonesia, Israel, Macedonia, Malaysia, the Netherlands, New Zealand, Paraguay, Senegal, Singapore, Slovakia, South Africa, Swaziland, Sweden, Switzerland, UK and Vietnam which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. It is unclear whether ADS holders will be considered holders of common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2012 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Our determination that we were not a PFIC in 2012 is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change.

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

U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding our shares or ADSs if we are considered a PFIC in any taxable year.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2012, sales in the amount of US$1,889 million were denominated in U.S. dollars. In 2012, material purchases from our overseas vendors in the amounts of US$500 million and ¥5600 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2012, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$466 million. As of December 31, 2012, we also had accounts payable and other liabilities denominated in U.S. dollars and the Japanese yen of US$134 million and of ¥3,137 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. The table below presents our financial instruments with foreign exchange risk as of December 31, 2012:

	Expected Maturity Date
Expressed in US$ amount (in millions)	2013	2014	2015	2016	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit	2,578.34	—	—	—	—	2,578.34	2,578.34
Liabilities:
Short-term Loans	85.00	—	—	—	—	85.00	85.00
Long-term Loans	50.00	50.00	100.00	50.00	50.00	300.00	300.00

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

As of December 31, 2012, we had NT$15,227 million (US$524.2 million), exclusive of loan arrangement fees of NT$40 million, of long-term borrowings. Our future interest expenses on our long-term borrowings may increase or decrease due to changes in market interest rates. Our long-term borrowings had a weighted average interest rate of 1.3934% per annum during 2012 and repayable in 6 semi-annual installments starting from April 2013 and February 2015.

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

Payments by Depositary

In 2012, we received the following payments (subject to applicable withholding tax) from Citibank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	18.2
Reimbursement of legal and consulting fees	351.6
Reimbursement of listing fees	55.1
Reimbursement of proxy process expenses	149.6
Reimbursement of SEC filing and maintenance fees	1,157.9

Total	1,732.3

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2012, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level as of December 31, 2012.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2012, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Jing-Shan Aur is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Audit Committee.”

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2011 and 2012.

	2011	2012	2012
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	18,210	19,281	663.7
Audit-related Fees(2)	180	180	6.2
Tax Fees(3)	3,610	3,610	124.3
All other Fees(4)	3,980	—	—

Total	25,980	23,071	794.2

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees”.
(3)	Tax fees include fees billed for tax compliance services and tax advice services.
(4)	All other fees include fees billed for consultations of financial accounting and reporting standards. Such fees paid during 2011 were primarily for the consultations regarding conversion from financial statements under R.O.C. GAAP to IFRSs.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers, Taiwan including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2011 and 2012 were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid per Share in NT$	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 9, 2011 – August 31, 2011	30,450,000	24.94	30,450,000	19,550,000
September 1, 2011 – September 30, 2011	7,592,000	26.96	38,042,000	11,958,000
October 1, 2011 – October 8, 2011	0	—	38,042,000	11,958,000

Total	38,042,000	25.35	38,042,000	11,958,000

(1)	On August 8, 2011, our board of directors authorized a share repurchase program for the repurchase of up to 50,000,000 of our common shares during the period from August 9, 2011, to October 8, 2011, at a purchase price range between NT$18 and NT$30 per share. We repurchased a total of 38,042,000 common shares pursuant to the program, at an average price per share of NT$25.35.

None occurred in 2012.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

NASDAQ Listing Rule 5605(d) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under the R.O.C. Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the R.O.C., including our company, to establish a remuneration committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards. On March 18, 2011, the FSC promulgated “Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter”, according to which publicly listed companies of our size were required to establish a remuneration committee composed of no less than three members appointed by the board of directors. Such committee members must meet certain professional qualification requirements and must not have served as an employee or non-independent director of the company in the two years prior to their appointment. Pursuant to such regulations, on August 25, 2011, we established a remuneration committee comprised of William W. Sheng, Professor of the National Taichung Institute of Technology, Tsai-Ding Lin, Professor of Tunghai University, and Jing-Shan Aur, one of our independent directors.

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

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 19, 2012 (English translation)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(1)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2015)(2)

4.2	License Agreement with Flip Chip Technologies, L.L.C.(3)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(4)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(5)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/S/ EVA CHEN
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 25, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with “Rules Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (“R.O.C. GAAP”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, Taiwan

Taichung, Taiwan

Republic of China

April 25, 2013

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2011	2012
	NT$	NT$	US$
			(Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	15,941,600	15,858,048	545,888
Notes receivable, net	22,211	66,732	2,297
Accounts receivable, net (Notes 5 and 22)	10,231,452	12,852,953	442,443
Other financial assets, current (Note 23)	569,306	915,432	31,512
Inventories (Note 6)	3,985,115	3,135,203	107,924
Deferred income tax assets, current (Note 19)	307,496	338,463	11,651
Other current assets - other	594,494	617,239	21,248

	31,651,674	33,784,070	1,162,963

Long-term Investments
Available-for-sale financial assets, noncurrent (Notes 7 and 27)	3,198,180	3,110,801	107,084
Financial assets carried at cost, noncurrent (Notes 8 and 27)	1,932,643	1,932,643	66,528
Long-term investment under the equity method (Note 9)	173,575	673,668	23,190

	5,304,398	5,717,112	196,802

Property, Plant and Equipment (Note 10)
Cost:
Land	2,903,192	2,903,192	99,938
Buildings	17,370,696	18,992,837	653,798
Machinery and equipment	56,535,805	61,424,527	2,114,442
Utility equipment	1,301,488	1,301,514	44,802
Furniture and fixtures	1,042,718	1,015,691	34,964
Other equipment	2,808,025	3,134,889	107,914

	81,961,924	88,772,650	3,055,858
Less: Accumulated depreciation	(41,179,337)	(42,695,324)	(1,469,719)
Construction in progress and prepayments for equipment	3,362,217	3,811,333	131,199

	44,144,804	49,888,659	1,717,338

Other Assets
Refundable deposits	10,937	16,506	568
Deferred charges	1,151,271	1,030,375	35,469
Deferred income tax asset, noncurrent (Note 19)	1,274,263	636,151	21,898
Other assets - other	153,637	148,000	5,095

	2,590,108	1,831,032	63,030

TOTAL ASSETS	83,690,984	91,220,873	3,140,133

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	December 31,
	2011	2012
	NT$	NT$	US$
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term loans (Notes 11 and 27)	1,513,750	2,468,400	84,971
Accounts payable	6,404,096	5,847,980	201,307
Income tax payable (Note 19)	483,595	502,318	17,292
Accrued expenses	2,998,870	2,719,959	93,630
Other payables (Note 12)	3,203,519	3,775,164	129,954
Current portion of long-term loans (Notes 13 and 27)	—	3,148,610	108,386
Other current liabilities	278,543	516,039	17,764

	14,882,373	18,978,470	653,304

Long-term Liabilities
Long-term loans (Notes 13 and 27)	9,532,335	12,038,181	414,395

Other Liabilities
Other liabilities - other (Note 14)	481,406	496,003	17,074

Total Liabilities	24,896,114	31,512,654	1,084,773

Commitments and Contingencies (Note 24)

Stockholders’ Equity
Capital stock (Notes 1 and 15)	31,163,611	31,163,611	1,072,758
Capital reserve (Note 16)
Additional paid in capital	14,290,224	14,290,224	491,918
Premium arising from merger	1,929,136	1,929,136	66,407
Other	234,167	252,551	8,694
Retained earnings (Note 17)
Legal reserve	7,162,092	7,645,816	263,195
Unappropriated earnings	4,871,009	5,635,673	193,999
Cumulative translation adjustments	375,051	118,305	4,072
Net loss not recognized as pension cost	(377,304)	(360,783)	(12,419)
Unrealized gain (loss) on available-for-sale financial assets	111,072	(2,126)	(73)
Treasury stock (Note 18)	(964,188)	(964,188)	(33,191)

Total Stockholders’ Equity	58,794,870	59,708,219	2,055,360

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	83,690,984	91,220,873	3,140,133

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)
Net Operating Revenues (Note 22)	63,857,470	61,236,892	64,654,558	2,225,630
Cost of Goods Sold (Notes 6 and 22)	(54,041,264)	(51,746,475)	(52,877,216)	(1,820,214)

Gross Profit	9,816,206	9,490,417	11,777,342	405,416
Unrealized Intercompany Profit	—	—	259	9

Realized Operating Profit	9,816,206	9,490,417	11,777,601	405,425

Operating Expenses (Note 22)
Selling expenses	(392,391)	(730,532)	(797,126)	(27,440)
General and administrative expenses	(1,509,261)	(1,668,317)	(1,980,081)	(68,161)
Research and development expenses	(1,538,307)	(2,001,417)	(2,554,469)	(87,933)

	(3,439,959)	(4,400,266)	(5,331,676)	(183,534)

Operating Income	6,376,247	5,090,151	6,445,925	221,891

Non-operating Income and Gain
Interest income (Note 27)	36,849	72,498	117,670	4,051
Gain on disposal of investments (Notes 7 and 9)	—	—	212,682	7,321
Gain on foreign currency exchange	—	202,396	236,261	8,133
Others	303,674	439,982	428,054	14,735

	340,523	714,876	994,667	34,240

Non-operating Expenses and Losses
Interest expenses (Notes 10 and 27)	(11,461)	(62,757)	(196,640)	(6,769)
Impairment loss (Note 9)	—	—	(94,409)	(3,250)
Others	(315,529)	(198,142)	(328,745)	(11,317)

	(326,990)	(260,899)	(619,794)	(21,336)

Income from Continuing Operations Before Income Tax	6,389,780	5,544,128	6,820,798	234,795
Income Tax Expense (Note 19)	(762,873)	(706,885)	(1,201,196)	(41,349)

Net Income	5,626,907	4,837,243	5,619,602	193,446

Basic Earnings Per Share (in dollars ) (Note 20)
Income (Before tax)	2.05	1.79	2.22	0.08

Income (After tax)	1.81	1.56	1.83	0.06

Diluted Earnings Per Share (in dollars ) (Note 20)
Income (Before tax)	2.04	1.78	2.20	0.08

Income (After tax)	1.80	1.55	1.82	0.06

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued			Retained Earnings		Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Unrealized Gain on Available-for- sale Financial Assets	Treasury Stock	Total
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2010
Balance at January 1, 2010	3,116,361	31,163,611	16,453,527	5,720,419	8,937,249	208,577	(169,314)	767,157	—	63,081,226
Appropriation for earnings for prior year (Note):
Legal reserve	—	—	—	878,983	(878,983)	—	—	—	—	—
Cash dividends	—	—	—	—	(8,040,212)	—	—	—	—	(8,040,212)

Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	(293,841)	—	—	—	(293,841)
Unrealized gain on available-for-sale financial assets	—	—	—	—	—	—	—	1,021,355	—	1,021,355
Net loss not recognized as pension cost	—	—	—	—	—	—	(99,254)	—	—	(99,254)
Net income	—	—	—	—	5,626,907	—	—	—	—	5,626,907

Balance at December 31, 2010	3,116,361	31,163,611	16,453,527	6,599,402	5,644,961	(85,264)	(268,568)	1,788,512	—	61,296,181

Note:	The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $79,108 and $893,357, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued			Retained Earnings		Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Unrealized Gain on Available-for- sale Financial Assets	Treasury Stock	Total
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2011
Balance at January 1, 2011	3,116,361	31,163,611	16,453,527	6,599,402	5,644,961	(85,264)	(268,568)	1,788,512	—	61,296,181
Appropriation for earnings for prior year (Note):
Legal reserve	—	—	—	562,690	(562,690)	—	—	—	—	—
Cash dividends	—	—	—	—	(5,048,505)	—	—	—	—	(5,048,505)
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	460,315	—	—	—	460,315
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(1,677,440)	—	(1,677,440)
Treasury stocks repurchase									(964,188)	(964,188)
Net loss not recognized as pension cost	—	—	—	—	—	—	(108,736)	—	—	(108,736)
Net income	—	—	—	—	4,837,243	—	—	—	—	4,837,243

Balance at December 31, 2011	3,116,361	31,163,611	16,453,527	7,162,092	4,871,009	375,051	(377,304)	111,072	(964,188)	58,794,870

Note:	The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $50,642 and $560,945, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Capital Stock Issued			Retained Earnings		Cumulative Translation Adjustments	Net Loss Not Recognized as Pension Cost	Unrealized Gain on Available-for- sale Financial Assets	Treasury Stock	Total
	Shares (Thousand)	Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
2012
Balance at January 1, 2012	3,116,361	31,163,611	16,453,527	7,162,092	4,871,009	375,051	(377,304)	111,072	(964,188)	58,794,870
Appropriation for earnings for prior year (Note):
Legal reserve	—	—	—	483,724	(483,724)	—	—	—	—	—
Cash dividends	—	—	—	—	(4,371,214)	—	—	—	—	(4,371,214)
Adjustment for changes in ownership percentage in equity investments	—	—	18,384	—	—	—	—	—	—	18,384
Long-term investment adjustment for investee company’s cumulative translation adjustments	—	—	—	—	—	(256,746)	—	—	—	(256,746)
Unrealized loss on available-for-sale financial assets	—	—	—	—	—	—	—	(113,198)	—	(113,198)
Net loss not recognized as pension cost	—	—	—	—	—	—	16,521	—	—	16,521
Net income	—	—	—	—	5,619,602	—	—	—	—	5,619,602

Balance at December 31, 2012	3,116,361	31,163,611	16,471,911	7,645,816	5,635,673	118,305	(360,783)	(2,126)	(964,188)	59,708,219

Note:	The directors’ and supervisors’ remunerations and employees’ bonuses amounted to $43,535 and $485,690, respectively, have been deducted from the statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from operating activities
Net income	5,626,907	4,837,243	5,619,602	193,446
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,479,361	9,086,334	9,512,173	327,441
Amortization	433,973	559,571	588,200	20,248
(Reversal of) provision for bad debts expense	(260,927)	4,675	(10,551)	(363)
(Reversal of) provision for sales allowance	(293,021)	(731)	8,225	283
(Reversal of) provision for loss on obsolescence and decline in market value of inventories	(25,222)	30,554	38,109	1,312
Loss on liquidation of investment carried at cost	—	3,087	—	—
Long-term investment loss under the equity method	3,757	26,093	8,992	310
Impairment loss	—	—	94,409	3,250
Gain on disposal of investments	—	—	(212,682)	(7,321)
Cash dividends received from long-term investment under the equity method	—	—	5,250	181
Unrealized intercompany profit	—	—	(259)	(9)
Gain on disposal of property, plant and equipment	(44,276)	(109,596)	(90,466)	(3,114)
Provision for loss on idle assets	117,847	134,227	192,115	6,613
Foreign currency exchange (gain) loss on long-term loans	(157,500)	98,565	(319,555)	(11,000)
Amortization of arrangement fee of co-financing loans	322	2,427	6,350	219
(Increase) decrease in assets:
Notes receivable	(32,721)	55,721	(44,992)	(1,549)
Accounts receivable	2,163,598	(513,196)	(2,650,773)	(91,249)
Other financial assets, current	(83,528)	212,792	(322,279)	(11,094)
Inventories	(517,836)	(471,173)	799,609	27,525
Deferred income tax assets	204,791	90,487	558,867	19,238
Other current assets - other	11,564	(49,659)	(30,225)	(1,041)
Increase (decrease) in liabilities:
Accounts payable	(579,308)	(985,479)	(539,575)	(18,574)
Income tax payable	(328,738)	(39,727)	19,029	655
Accrued expenses	(441,547)	(90,512)	(271,125)	(9,333)
Other payables	106,784	107,538	70,862	2,439
Other current liabilities	(4,428)	21,286	303,683	10,454
Other liabilities - other	(1,011)	(136)	40	1
Accrued pension liabilities	27,677	24,722	33,028	1,137

Net cash provided by operating activities	14,406,518	13,035,113	13,366,061	460,105

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)
Cash flows from investing activities
Increase in security deposits	(58,100)	—	—	—
Proceeds from disposal of available-for-sale financial assets	—	—	220,600	7,594
Increase of long-term investments under equity method	(152,675)	(50,750)	(618,178)	(21,279)
Proceeds from disposal of long-term investments under equity method	—	—	23,629	813
Increase in financial assets carried at cost	(1,133,950)	(490,000)	—	—
Proceeds from liquidation of financial assets carried at cost	—	3,613	—	—
Acquisition of property, plant and equipment	(15,321,235)	(10,982,303)	(15,142,292)	(521,249)
Proceeds from disposal of property, plant and equipment	1,254,054	603,472	112,838	3,884
Payment for refundable deposits	(165)	(2,501)	(5,633)	(194)
Payment for deferred charges	(670,475)	(984,869)	(463,375)	(15,951)

Net cash used in investing activities	(16,082,546)	(11,903,338)	(15,872,411)	(546,382)

Cash flows from financing activities
Proceeds of short-term loans	1,248,592	—	1,027,075	35,355
Proceeds of long-term loans	4,525,336	5,000,000	5,953,356	204,935
Receipt (repayment) of deposit-in	—	88,524	(89,184)	(3,070)
Purchase of treasury stock	—	(964,188)	—	—
Payment for cash dividends	(8,040,177)	(5,048,478)	(4,371,188)	(150,471)

Net cash (used in) provided by financing activities	(2,266,249)	(924,142)	2,520,059	86,749

Effect of foreign currency exchange	(153,876)	214,959	(97,261)	(3,348)

Net (decrease) increase in cash	(4,096,153)	422,592	(83,552)	(2,876)
Cash and cash equivalents at the beginning of the year	19,615,161	15,519,008	15,941,600	548,764

Cash and cash equivalents at the end of the year	15,519,008	15,941,600	15,858,048	545,888

Supplemental disclosures of cash flow information:
Cash paid for interest	7,652	81,219	181,154	6,236
Less: Capitalized interest	(292)	(26,106)	—	—

Interest paid (excluding capitalized interest)	7,360	55,113	181,154	6,236

Cash paid for income tax	884,903	629,075	615,855	21,200

Supplemental disclosures of partial cash paid for investing activities:
Acquisition of property, plant and equipment	16,920,850	10,112,151	15,599,900	537,002
Net (increase) decrease in other payables due to the acquisition of property, plant and equipment	(1,599,615)	870,152	(457,608)	(15,753)

Cash paid	15,321,235	10,982,303	15,142,292	521,249

Non-cash financing activities:
Current portion of long-term loans	—	—	3,148,610	108,386

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

1.	History and Organization

Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984 and was listed on the Taiwan Stock Exchange in April 1993. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. As of December 31, 2012, the Company and its subsidiaries had 21,566 employees.

2.	Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with the “Rules Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China which vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income expressed in New Taiwan dollars, for each of the three years ended December 31, 2012 and the determination of consolidated stockholders’ equity and consolidated financial position also expressed in New Taiwan dollars, as of December 31, 2011 and 2012 to the extent summarized in Note 31 to the consolidated financial statements. Significant accounting policies are summarized as follows:

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

B.	Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2011	2012
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

C.	Non-consolidated subsidiaries:

None.

D.	Adjustments for subsidiaries with different accounting periods:

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

(3) Translation of Foreign Currency Transactions on Subsidiaries’ Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars using the spot rate as of each financial statement date for asset and liability accounts, average exchange rate for profit and loss accounts, prevailing rates at the date of declaration for dividend and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries using functional currencies other than the New Taiwan dollar are included in the “Cumulative Translation Adjustments” in stockholders’ equity.

(4) Foreign Currency Transactions

The Company and its subsidiaries maintain their accounts in New Taiwan dollars and the functional currencies of the respective subsidiaries, respectively. Transactions denominated in foreign currencies are translated into functional currencies at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from the aforementioned translations are recognized in the current year’s results.

(5) Convenience Translation into US Dollars

The Company maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2012 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$29.05 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

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

The Company and its subsidiaries originally estimated allowance for doubtful accounts based on the evaluation of collectibility and aging analysis. Effective January 2011, the Company implemented the amended accounting standard, R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” to assess on the balance sheet date whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of the loss is recognized and measured as the difference between asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the Company will reverse the previously recognized impairment loss either directly or by adjusting an allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in profit or loss.

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

(12) Available-for-sale Financial Assets

A.	Investments in equity securities are recorded at the transaction date.

B.	Available-for-sale securities are measured at fair value at the balance sheet date with changes in fair value recorded as adjustments to the stockholders’ equity. The accumulated adjustments of unrealized gain or loss are realized in earnings in the period when the financial assets are disposed. Fair values of listed securities are measured at their closing price at the balance sheet date.

C.	The Company recognizes an impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall be recorded as adjustments to stockholders’ equity rather than current year’s profit or loss.

(13) Financial Assets Carried at Cost

A.	Financial assets carried at cost are recorded at the transaction date and are initially measured at fair value plus transaction cost related to the acquisition or issuance.

B.	Investments in unlisted stocks or stocks in emerging stock market are carried at their original cost because their fair values cannot be reliably measured.

C.	The Company recognizes an impairment loss whenever there is objective evidence of impairment. Subsequent recovery of such impairment loss shall not be reversed.

(14) Long-term Investments Accounted for under the Equity Method

A.	Long-term equity investments in which the Company owns at least 20% of the voting stocks or has significant influence to the investee companies are accounted for under the equity method. The excess of the acquisition cost over the fair value of the investee’s identifiable net assets acquired is capitalized as goodwill and tested for impairment annually. No retrospective adjustment is required for amortization recognized in previous years.

B.	Unrealized gains and losses from transactions between the Company and the investee companies accounted for under the equity method are deferred. Profit (loss) from sales of depreciable assets between the investee and the Company is amortized to income over the assets’ economic service lives. Unrealized gain from other types of intercompany transactions is reported as deferred credits classified as current or noncurrent liabilities. Gains or losses on sales from the equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until those are realized through transactions with third parties.

C.	When the Company’s proportional interest in an equity investee changes after the equity investee issues new shares, the effect of change in the Company’s holding ratio on long-term investment is adjusted to capital reserve. If capital reserve account is insufficient, the effect is then charged to retained earnings.

D.	The Company’s proportionate share of the foreign investee’s cumulative translation adjustments related to the translation of the foreign investee’s financial statements into New Taiwan dollars is recognized as “Cumulative Translation Adjustments” in stockholders’ equity.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(15) Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost. Interest incurred relating to the construction of property, plant and equipment is capitalized accordingly.

B.	Depreciation is provided on the straight-line method over the assets’ estimated economic service lives. The service lives of property, plant and equipment are 5 to 15 years, except for buildings, which are 20 to 55 years.

C.	Maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are removed from the corresponding accounts, with gain or loss recorded as non-operating income or loss.

D.	Idle assets are stated at the lower of book value or net realizable value and are reclassified to other assets. Differences between book value and net realizable value are reported as losses in current earnings.

(16) Deferred Charges

Costs of computer software system and tooling purchased externally are recognized as deferred charges and amortized on the straight-line basis over the useful lives of 2 to 10 years.

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

(19) Income Tax

A.	The Company computes its income tax based on the income before tax. In accordance with R.O.C. SFAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences and investment tax credits is recorded as deferred income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or noncurrent and carried at net balance. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized.

B.	The Company adopted R.O.C. SFAS No. 12, “Accounting for Investment Tax Credits”, in determining the investment tax credits. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, and qualifying personnel training expenditure are recognized as income tax adjustments in the period the tax credits arise.

C.	Over or under provisions of prior years’ income tax liabilities are included in the current period’s income tax expense.

D.	The Taiwan imputation tax system requires that any undistributed earnings be subject to an additional 10% corporate income tax, which is recognized as income tax expense at the time when the stockholders resolve the distribution of retained earnings.

E.	Pursuant to the R.O.C. Alternative Minimum Tax Act, domestic consolidated entities are required to calculate Alternative Minimum Tax (AMT), a supplemental 10% tax on taxable income including most income that is exempted from regular income tax under various legislations, in addition to the regular tax. If the amount of alternative minimum tax is greater than that of the regular tax, the excess amount shall be reported as current tax expense.

F.	When a change in tax law is enacted, the Company will recalculate deferred tax assets and liabilities accordingly. The amount of difference shall be recognized as current income tax adjustment.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(20) Revenues and Costs

Revenues are recognized when services are provided based on transaction terms and when collectability is reasonably assured. Related costs are recorded as incurred based on matching principle and related expenses are recognized as current expenses under accrual basis.

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

(22) Treasury Stock

A.	When the Company acquires outstanding shares as treasury stock, the acquisition cost will be debited to the “Treasury Stock” account, as the deduction of stockholders’ equity.

B.	When the Company sells treasury stock, if the selling price is above the book value, the difference should be credited to the “Capital Reserve – from treasury stock transactions” account. If the selling price is below the book value, the difference should first be offset against capital surplus from the same class of treasury stock transactions, and the remainder, if any, should be debited to retained earnings.

C.	When the Company’s treasury stock is retired, the account “Treasury Stock” should be credited, and the “Capital Reserve – Premium on Stock” account and “Capital Stock” account should be debited proportionately according to the share ratio. An excess of the carrying value of treasury stock over the sum of its par value and premium on stock first should be offset against capital reserve from the same class of treasury stock transactions, and the remainder, if any, debited to retained earnings. An excess of the sum of the par value and premium on stock of treasury stock over its carrying value should be credited to capital reserve from the same class of treasury stock transactions.

D.	The cost of treasury stock is accounted for on a weighted-average basis.

(23) Earnings Per Share

A.	Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by taking into consideration additional common shares that would have been outstanding if the equivalent diluted shares had been issued.

B.	The Company’s dilutive potential common shares are employee bonus. In computing the dilutive effects of the employee bonus, the Company applies the treasury stock method.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(24) Impairment Loss of Non-financial Assets

A.	The Company recognizes an impairment loss whenever an event occurs or evidence indicates the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured at the higher of fair value less cost to sale or value in use. Fair value less cost to sale is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remaining useful life.

B.	An impairment loss recognized in prior years is reversed if the impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

3.	Effects of Changes in Accounting Principle

A.	Effective January 1, 2011, the Company and its subsidiaries implemented the amendments of R.O.C. SFAS No. 34, “Accounting for Financial Instruments”. The major amendment required the Company to include loans and receivables which originated by the entity as financial instruments. The change in accounting principle does not cause significant impact toward the financial statements for the year ended December 31, 2011.

B.	Effective January 1, 2011, the Company and its subsidiaries adopted R.O.C. SFAS No. 41, “Disclosure of Operating Segment Information” to replace R.O.C. SFAS No. 20, “Disclosure of Segment Information.” The Company, following the standard, restated segment’s information of 2010 while first adoption. The change in accounting principle does not cause impact toward the consolidated net income and earnings per share in 2011.

4.	Cash and Cash Equivalents

	December 31,
	2011	2012
	NT$	NT$
Cash on hand and petty cash	980	1,032
Cash equivalents	7,372	1,155
Savings accounts and checking accounts	1,566,971	1,472,416
Time deposits	14,366,277	14,383,445

	15,941,600	15,858,048

As of December 31, 2011 and 2012, the interest rates for time deposits ranged from 0.35 % to 3.60 % and from 0.35 % to 3.05%, respectively.

5.	Accounts Receivable, Net

	December 31,
	2011	2012
	NT$	NT$
Accounts receivable	10,412,304	13,010,759
Less: Allowance for sales discounts	(152,134)	(156,961)
Allowance for doubtful accounts	(28,718)	(845)

	10,231,452	12,852,953

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

6.	Inventories

	December 31,
	2011	2012
	NT$	NT$
Raw materials and supplies	3,286,576	2,942,291
Work in process and finished goods	786,446	318,729

	4,073,022	3,261,020
Less: Allowance for loss on obsolescence and decline in market value of inventories	(87,907)	(125,817)

	3,985,115	3,135,203

The above allowance for loss on obsolescence and decline in market value of inventories was caused by the valuation of raw materials and supplies.

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Expense / loss incurred related to inventories :
Cost of goods sold	54,169,560	51,853,687	52,955,922
(Recovery of) decline in market value and loss on obsolescence	(25,222)	30,554	38,109
Others	(103,074)	(137,766)	(116,815)

	54,041,264	51,746,475	52,877,216

Because some obsolescent inventories were disposed during the period, the Company recognized gains on recovery of loss on obsolescence.

7.	Available-for-sale Financial Assets, Noncurrent

	December 31,
	2011	2012
	NT$	NT$
Cost of listed securities	5,167,332	4,577,615
Valuation adjustment	174,821	113,650
Accumulated impairment loss	(2,143,973)	(1,580,464)

	3,198,180	3,110,801

In 2012, the Company disposed of 800 thousand common shares of ChipMOS Technologies (Bermuda) Ltd. and recognized a gain on disposal of $ 194,392.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

8.	Financial Assets Carried at Cost, Noncurrent

	December 31,
	2011	2012
	NT$	NT$
Unlisted securities	2,326,103	2,326,103
Accumulated impairment loss	(393,460)	(393,460)

	1,932,643	1,932,643

There are no active quoted prices or reliable fair value for unlisted securities, and therefore, these investments are measured at cost.

9.	Long-term Investments Accounted for Under the Equity Method

	December 31,
	2011		2012
Investee company	Amount	Percentage of ownership	Amount	Percentage of ownership
	NT$		NT$
Equity method:
Microcircuit Technology (S) Pte. Ltd.	—	—	570,691	42.27%
AcSiP Technology Corp.	62,904	16.73%	102,977	12.56%
Vertical Circuits, Inc.	110,671	30.69%	—	30.68%

	173,575		673,668

A.	To upgrade assembly related technology, the Company acquired common shares of AcSiP Technology Corp. (AcSiP) by paying $ 50,750 and obtained 20% of the voting rights of AcSiP in May 2011. As a result of the increase of AcSiP’s issued shares and fact the Company did not purchase AcSiP shares proportionally, long-term investment and additional paid in capital of $ 19,561 were adjusted. Thereafter, the Company disposed 158 thousand shares, reversed additional paid in capital of $ 1,177, and recognized gain on disposal of investments of $18,290. As of December 31, 2012, the Company’s ownership on AcSiP decreased to 12.56%. The Company assesses and determines that the Company maintains significant influence over the investee through representation on and participation in AcSiP’s board of directors, and therefore, continues to record the investment in AcSiP under the equity method. In August, 2012, the investee distributed cash dividends which could be deemed as return of investment cost under the equity method, and the Company decreased long-term investment of $5,250.

B.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired 22,865 thousand shares of Microcircuit Technology (S) Pte. Ltd. (MCT) for US$20,500 and obtained 42.27% of the voting rights in July 2012.

C.	For the years ended December 31, 2010, 2011 and 2012, the Company recognized investment loss of $ 3,757, $26,093 and $8,992, respectively, for all investments accounted for under the equity method based on the audited financial statements of the investees, except for Vertical Circuits, Inc., whose investment loss was recognized based on the unaudited financial statements, for the same periods by weighted-average percentage of stock ownership. Had the financial statements of Vertical Circuits, Inc. been audited, any adjustments arising would have no material impact to the Company’s consolidated financial statements as the Company recognized total residual book value as impairment loss.

D.	Pursuant to R.O.C. SFAS No. 35, “Impairment of Assets”, the Company assessed its equity investee, Vertical Circuits, Inc., which filed for bankruptcy, and determined that the carrying amount exceeded the recoverable amount. As a result, the Company recognized total residual book value of $94,409 as impairment loss.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

10.	Property, Plant and Equipment

	December 31, 2011
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	17,370,696	(5,696,547)	11,674,149
Machinery and equipment	56,535,805	(32,682,023)	23,853,782
Utility equipment	1,301,488	(741,608)	559,880
Furniture and fixtures	1,042,718	(589,078)	453,640
Other equipment	2,808,025	(1,470,081)	1,337,944
Construction in progress and prepayments for equipment	3,362,217	—	3,362,217

	85,324,141	(41,179,337)	44,144,804

	December 31, 2012
	Cost	Accumulated depreciation	Book value
	NT$	NT$	NT$
Land	2,903,192	—	2,903,192
Buildings	18,992,837	(6,962,635)	12,030,202
Machinery and equipment	61,424,527	(32,675,149)	28,749,378
Utility equipment	1,301,514	(852,697)	448,817
Furniture and fixtures	1,015,691	(630,058)	385,633
Other equipment	3,134,889	(1,574,785)	1,560,104
Construction in progress and prepayments for equipment	3,811,333	—	3,811,333

	92,583,983	(42,695,324)	49,888,659

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	Capitalized interest expense for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
	NT$	NT$	NT$
Total interest expense including capitalized interest	11,753	88,863	196,640
Capitalized interest (included in property, plant and equipment)	(292)	(26,106)	—

Interest expense	11,461	62,757	196,640

Interest capitalization rate	0.8911%	0.8911%~1.1599%	—

B.	On February 26, 2010, the Company’s Board of Directors resolved to sell certain equipments to ChipMOS Taiwan. Proceeds of the transaction totaled $1,630,580, which is determined based on the appraisal report issued by China Credit Information Service, Ltd. as well as mutual agreement between the Company and ChipMOS Taiwan. Both parties signed the equipment purchase / sales agreement on February 26, 2010. The proceeds from the disposal have been collected by January 4, 2011.

11.	Short-term Loans

	December 31,
Nature of loans	2011	2012
	NT$	NT$
Credit loans	1,513,750	2,468,400

Interest rates	1.03%~1.61%	1.22%~1.46%

12.	Other Payables

	December 31,
	2011	2012
	NT$	NT$
Payables for equipment	2,100,222	2,557,830
Other payables	1,103,297	1,217,334

	3,203,519	3,775,164

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

13.	Long-term Loans

		Loan period and	December 31,
Name of financial institution	Line of credit	repayment method	2011	2012
			NT$	NT$
Mega International Commercial Bank (The management bank of co-financing loans)	NT$5 billions and US$0.15 billion	2010.10.29~2015.10.29 Repayables in 6 semi-annually installments starting from April 2013	9,548,750	9,363,500

Mega International Commercial Bank (The management bank of co-financing loans)	NT$3.257 billions and US$0.25 billion	2012.8.10~2017.8.10 Repayables in 6 semi-annually installments starting from February 2015	—	5,863,500

Less: Amortization of arrangement fee of long-term co-financing loans			(16,415)	(40,209)
Current portion			—	(3,148,610)

			9,532,335	12,038,181

Available credit line			—	4,666,000

Interest rate			0.8911%~1.6552%	0.9120%~1.6295%

A.	In order to fulfill the requirements of operational and capital expenditures, the Company has entered into co-financing-loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank in October 2010 and in August 2012 respectively. All long-term loans are with credit periods of five years and under floating interest rate.

B.	Pursuant to the above loan agreement, the Company should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, debt ratio as well as the ratio of interest coverage. As of December 31, 2012, the Company was in compliance with all of the loan covenants.

14.	Pension Plan and Net Periodic Pension Cost

A.	In accordance with the Labor Standards Act, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), effective on July 1, 2005, and employees choosing to continue to be subject to the pension mechanism under the Labor Standards Law after the enforcement of the Act. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund, which is the custodian for labor pension, deposited with the Bank of Taiwan.

B.	In accordance with the Labor Pension Act, effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net periodic pension costs amounting to $356,469, $386,148 and $433,840 were recognized for the years ended December 31, 2010, 2011 and 2012, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from SUI to its employees’ individual pension accounts. Contributions made in accordance with the Plan amounted to $7,773, and $8,549 respectively, for the years ended December 31, 2011 and 2012, respectively.

D.	Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations.

E.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan:

(1)	Assumptions used in actuarial calculations for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
Discount rate	2.00%	2.00%	1.75%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate of return on plan assets	2.50%	2.00%	2.00%

	December 31,
	2011	2012
	NT$	NT$
Vested benefit	(160,206)	(249,850)

Vested benefit obligation	(158,398)	(225,786)

Accumulated benefit obligation	(1,639,945)	(1,684,357)

(2)	Changes in benefit obligation for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Projected benefit obligation at the beginning of the year	(1,922,596)	(2,120,024)	(2,157,378)
Service cost	(33,034)	(28,866)	(25,957)
Interest cost	(43,083)	(42,183)	(42,839)
Loss on projected benefit obligation	(154,768)	(46,010)	(82,132)
Benefit paid	33,457	79,705	31,537

Projected benefit obligation at the end of the year	(2,120,024)	(2,157,378)	(2,276,769)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Changes in plan assets for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Fair value of plan assets at the beginning of the year	1,143,276	1,176,476	1,159,263
Actual return on plan assets	16,981	13,837	11,301
Employer contributions	49,676	48,655	49,191
Benefits paid	(33,457)	(79,705)	(31,537)

Fair value of plan assets at the end of the year	1,176,476	1,159,263	1,188,218

(4)	Funded status as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	NT$	NT$
Fair value of plan assets	1,159,263	1,188,218
Projected benefit obligation	(2,157,378)	(2,276,769)

Funded status	(998,115)	(1,088,551)
Prior service cost	13,212	12,162
Unrecognized net actuarial loss	894,737	953,195
Additional pension liability	(390,516)	(372,945)

Accured pension liability	(480,682)	(496,139)

(5)	Components of net periodic cost for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Service cost	33,034	28,866	25,957
Interest cost	43,083	42,183	42,839
Expected return on plan assets	(23,215)	(29,762)	(23,364)
Amortization of unrecognized net transition assets	(912)	—	—
Amortization of prior service cost	1,050	1,050	1,050
Amortization of unrecognized loss	24,313	31,040	35,737

Net periodic pension cost	77,353	73,377	82,219

15.	Capital Stock

A.	As of December 31, 2012, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2012, the outstanding ADSs amounted to 72,059,382 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

ADS holders will have no rights to vote directly in stockholders’ meetings with respect to the Deposited Shares. The Depositary shall provide voting instruction to the Chairman of the Company and vote on behalf of the Deposited shares evidenced by ADSs. If the Depositary receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction on a resolution, the Depositary will vote in the manner as instructed.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

16.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., captioned capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	As of March 21, 2013, the Company’s Board of Directors proposed to distribute capital reserve of $923,496 as cash dividends, NTD 0.3 (in dollar) per share. As of March 21, 2013, the distribution proposal has not been approved by our shareholders.

17.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. Dividends may be distributed by way of cash dividend and stock dividend. However, distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

B.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeds 25% of the capital stock.

C.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances no longer had a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2012, the undistributed earnings derived on or after the implementation of the imputation tax system was $5,635,673.

E.	As of December 31, 2012, the balance of stockholders’ imputation tax credit account of the Company was $24,092. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2011 was 9.96%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings to be distributed in the following year is expecting to be approximately 8.39%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend allocation date.

F.	The distributions of 2009, 2010 and 2011 dividends had been resolved at the stockholders’ meeting on June 15, 2010, June 22, 2011 and June 19, 2012, respectively. Details are summarized below:

	2009		2010		2011
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)

Cash dividends	$8,040,212	2.58	$5,048,505	1.62	$4,371,214	1.42

At the stockholders’ meetings on June 19, 2012, the Company’s stockholders also resolved to distribute $485,690 as employees’ cash bonuses and $43,535 as directors’ and supervisors’ remunerations, respectively. The distributed amount is the same as the estimated amount accrued in 2011. Any information in relation to the Company’s earnings of distribution after the stockholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.

G.	On March 21, 2013, the Board of Directors proposed the following dividends for 2012:

Earnings distribution
Legal reserve	$561,960
Special reserve	244,604
Cash dividends (NT$1.37 in dollar per share)	4,217,297

$5,023,861

On March 21, 2013, the Company’s Board of Directors also proposed to distribute $468,589 as employees’ cash bonuses and $48,130 as directors’ and supervisors’ remunerations, respectively. As of March 21, 2013, the distribution program has not yet been approved by our Shareholders. Any information in relation to the Company’s earnings of distribution after the stockholders’ approval will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchanges.

H.	According to the Articles of Incorporation of the Company, for the years ended December 31, 2011 and 2012, the Company accrued $485,690 and $468,589 as employees’ bonuses and $43,535 and $48,130 as directors’ and supervisors’ remuneration, respectively, which were accrued based on 10% and 1% of net income after considering the required capital reserve.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

18.	Treasury Stock

	2011
Purpose	Balance as of January 1, 2011 (thousand shares)	Increase during the period (thousand shares)	Decrease during the period (thousand shares)	December 31, 2011 (thousand shares)
To transfer to employees	—	38,042	—	38,042

	2012
Purpose	Balance as of January 1, 2012 (thousand shares)	Increase during the period (thousand shares)	Decrease during the period (thousand shares)	December 31, 2012 (thousand shares)
To transfer to employees	38,042	—	—	38,042

On August 8, 2011, the Board of Directors approved a share repurchase program for the repurchase of up to 50,000 thousand shares of the Company’s common stock. As of December 31 2011, the Company has repurchased a total of 38,042 thousand shares of our common stock pursuant to this share repurchase program, at an average price of $25.35 (in dollars) per share. The closing price was $31.00 (in dollars) on December 31, 2012.

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

The Company and its subsidiaries file separate income tax returns. Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense is as follows:

	As of end for the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rate	1,141,154	1,015,104	1,289,241
Tax exempt income and other permanent differences	(287,344)	(202,864)	(299,888)
Investment tax credits	(270,691)	(91,231)	46,605
Changes in allowance for deferred income tax assets	(32,076)	(27,184)	142,347
Adjustment for deferred tax assets due to change of statutory tax rate	80,848	—	—
Under provision from prior years	8,387	11,489	22,891
Alternative minimum tax	122,595	—	—
Additional 10% tax on undistributed earnings	—	1,571	—

Income tax expense	762,873	706,885	1,201,196
Adjustments:
Net change of deferred income tax assets	(244,650)	(78,965)	(607,123)
Directly debit (credit) shareholders’ equity	39,859	(11,387)	48,205
Under provision from prior years	(4,549)	(11,466)	(3,677)
Prepaid and withholding tax	(32,920)	(121,472)	(136,283)

Income tax payable	520,613	483,595	502,318

Income tax refundable carried over from prior year	6,782	5,122	2,492

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	For the years ended December 31, 2011 and 2012, significant portion of the permanent differences were derived from the revenue from assembly of certain integrated circuit products which were exempted from income tax and the income tax exemption of capital gain from domestic security transactions.

B.	The details of deferred income tax assets and liabilities arising from temporary differences, investment tax credits and loss carryforwards as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011		2012
	Amount	Tax effect	Amount	Tax effect
	NT$	NT$	NT$	NT$
Current :
Temporary differences
Unrealized loss on obsolescence and decline in market value of inventories	127,580	21,689	173,710	29,531
Unrealized sales allowance	152,036	25,846	138,828	23,601
Unrealized foreign currency exchange (gain) loss	40,857	6,946	(348,814)	(59,299)
Others	4,638	788	4,747	807
Investment tax credits		252,227		343,823

		307,496		338,463

Noncurrent :
Temporary difference
Impairment loss	2,218,381	377,125	1,749,282	297,378
Depreciation expense	(92,420)	(15,711)	(99,311)	(16,883)
Unrealized gain arising from valuation for financial assets	(374,993)	(63,749)	(681,032)	(115,775)
Deferred credit - intercompany profit	42,718	7,262	33,138	5,633
Unrealized loss on idle assets	152,906	25,993	193,059	32,820
Loss on foreign investments	—	—	25,007	4,251
Accumulated translation adjustment	—	—	22,479	3,821
Others	5,874	999	5,635	958
Investment tax credits		1,017,443		641,394

		1,349,362		853,597
Valuation allowance for deferred income tax assets		(75,099)		(217,446)

		1,274,263		636,151

Valuation allowance for deferred income tax assets relates primarily to unrealized loss of holding foreign long-term investments and allowance for investment tax credits from the qualifying expenditures of research and development, machinery equipments, and personnel training.

C.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2010.

D.	According to the amended Enterprise Income Tax Law of the Peoples Republic of China, effective January 1, 2008, entities like Siliconware Technology (Suzhou) Limited who were eligible for tax incentives for lower income tax rate are required to move up the tax rate to 25% during a five year transition period. The annual tax rates are gradually adjusted from 2008 to 2012 at 18%, 20%, 22%, 24% and 25%, respectively. From January 1, 2008, two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate are effective. In 2010, 2011, and 2012, the aggregate tax benefit of such tax holiday was NT$51,841, NT$86,569 and NT$132,529, respectively, and the per share effect was NT$0.016, NT$0.028 and NT$0.043 per share, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	As of December 31, 2012, the Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	967,137	746,716	2012 to 2015
Qualifying research and development expenditure	255,923	238,501	2013

	1,223,060	985,217

F.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2005 and 2006 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from 2008, respectively. The five-year income tax exemptions will expire in December 2012 and May 2013, respectively. Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008.

20.	Earnings Per Share

	For the year ended December 31, 2010
	Income		Weighted average outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	6,389,780	5,626,907	3,116,361	2.05	1.81

Dilutive effect of employee bonuses	—	—	16,901

Diluted earnings per share	6,389,780	5,626,907	3,133,262	2.04	1.80

	For the year ended December 31, 2011
	Income		Weighted average outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	5,544,128	4,837,243	3,102,858	1.79	1.56

Dilutive effect of employee bonuses	—	—	18,913

Diluted earnings per share	5,544,128	4,837,243	3,121,771	1.78	1.55

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2012
	Income		Weighted average outstanding	Earnings per share
	Before tax	After tax	common stock	Before tax	After tax
	NT$	NT$	(in thousand)	(in NT dollars)
Basic earnings per share
Net income	6,820,798	5,619,602	3,078,319	2.22	1.83

Dilutive effect of employee bonuses	—	—	15,922

Diluted earnings per share	6,820,798	5,619,602	3,094,241	2.20	1.82

A.	The weighted average treasury stocks held by the Company have been deducted from the calculation of weighted-average outstanding common stock in 2011 and in 2012.

B.	Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

21.	Personnel Costs, Depreciation and Amortization

	For the year ended December 31, 2010
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	7,543,043	1,804,289	9,347,332
Labor and health insurance	600,116	130,295	730,411
Pension expense	353,285	88,732	442,017
Other	582,912	131,580	714,492

	9,079,356	2,154,896	11,234,252

Depreciation	8,166,168	313,193	8,479,361

Amortization	323,086	98,604	421,690

	For the year ended December 31, 2011
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	7,729,543	2,069,422	9,798,965
Labor and health insurance	655,022	159,044	814,066
Pension expense	361,311	105,987	467,298
Other	539,902	153,665	693,567

	9,285,778	2,488,118	11,773,896

Depreciation	8,686,698	399,636	9,086,334

Amortization	322,799	225,505	548,304

	For the year ended December 31, 2012
	Operating costs	Operating expenses	Total
	NT$	NT$	NT$
Personnel Cost
Payroll	8,738,887	2,492,685	11,231,572
Labor and health insurance	729,891	187,610	917,501
Pension expense	398,962	125,646	524,608
Other	576,411	168,873	745,284

	10,444,151	2,974,814	13,418,965

Depreciation	9,012,483	499,690	9,512,173

Amortization	318,839	258,951	577,790

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

22.	Related Party Transactions

A.	Name and Relationship with Related Parties:

Name of related parties	Relationship with the Company
Vertical Circuits, Inc.	Investee company accounted for under equity method
AcSiP Technology Corp. (AcSiP)	Investee company accounted for under equity method (Note 1)
Microcircuit Technology (S) Pte. Ltd. (MCT)	Investee company accounted for under equity method (Note 2)

Note 1:	The Company obtained equity stocks of AcSiP on May 26, 2011, and therefore, it became related party of the Company at the same day. The Company revealed related transactions thereafter.

Note 2:	The Company obtained equity stocks of MCT on July 27, 2012, and therefore, it became related party of the Company at the same day. The Company revealed related transactions thereafter.

B.	Significant Transactions with Related Parties:

(1)	Sales

	For the years ended December 31,
	2010		2011		2012
		% of		% of		% of
	Amount	net sale	Amount	net sale	Amount	net sale
	NT$		NT$		NT$
AcSiP Technology Corp.	—	—	27,246	—	43,811	—

The sales price and payment terms provided to related parties were generally comparable to those provided to non-related parties.

(2)	Accounts Receivable

	As of December 31,
	2011		2012
		% of		% of
		account		account
	Amount	receivables	Amount	receivables
	NT$		NT$
AcSiP Technology Corp.	9,860	—	6,228	—

(3)	Salaries / Remunerations Paid to Directors, Supervisors, and Managements

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Salary	58,637	54,645	76,463
Remuneration / compensation	55,564	45,049	55,813
Operating expenses	1,039	1,470	2,399
Earnings distribution	105,194	71,294	73,658

	220,434	172,458	208,333

i.	Salary includes base salary, job allowance, retirement pension, and etc.

ii.	Compensation includes various kinds of bonus, other financial incentives, and etc.

iii.	Operating expenses include transportation fare, dormitory, and other kinds of practical subsidies.

iv.	Earnings distribution means directors’ and supervisors’ remuneration and employees’ bonus recognized for the current period.

v.	Please refer to the Company’s annual report to stockholders for other related information.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

23.	Assets Pledged as Collateral

As of December 31, 2011 and 2012, the following assets have been pledged as collateral against certain obligations of the Company:

	December 31,
Assets	2011	2012	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	336,700	336,700	Guarantees for custom duties and leasing lands from Hsinchu Science Park Administration

24.	Commitments and Contingencies

A.	As of December 31, 2012, the Company and its subsidiaries’ issued but unused letters of credit for imported machinery and equipment was approximately $90,103.

B.	For the needs of future operations, the Company and its subsidiaries entered into several construction agreements amounting to $746,315, of which $164,731 remained unpaid as of December 31, 2012.

C.	The Company entered into several contracts with five foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees according to the contracts. Contracts are valid through May 2014, December 2015, March 2018, May 2018, and until all patents included in the contracts expire or until both parties agree to terminate the contracts, respectively.

D.	On March 1, 2006, the Company was informed of a lawsuit brought by Tessera in the United States District Court for the Northern District of California against it, its subsidiary, Siliconware USA, Inc., and other semiconductor companies (California Litigation). Tessera alleged that some of our packaging services have infringed patents owned by Tessera and that the Company breached a license agreement with Tessera. In May 2007, the parties stipulated to a stay pending a final determination of an investigation (605 Case) directed against other parties (including certain co-defendants in the California Litigation) conducted by the International Trade Commission (ITC). Pursuant to the stipulation, the court stayed the litigation. In December 2011, according to Tessera’s petition, the California Litigation lifted the stay and the case will move forward.

In February 2007, the Company filed requests for re-examination of five patents with the U.S. Patent and Trademark Office, or the USPTO, four of which being asserted by Tessera against the Company in the California Litigation. The USPTO has rejected all of the asserted patent claims on the grounds that each claim is invalid in view of certain prior art. With Right of Appeal Notice, some of the adverse decisions have been appealed to the Board of Patent Appeals and Interferences by Tessera.

Because litigation is inherently unpredictable, the Company is unable to accurately predict the ultimate outcome.

25.	Significant Disaster Loss

None.

26.	Significant Subsequent Event

See footnote 17G.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

27.	Other

A.	Fair Values of Financial Instruments:

	December 31,
	2011			2012
		Fair Value			Fair Value
			Estimated			Estimated
			using a			using a
		Quotation in an	valuation		Quotation in an	valuation
	Book Value	active market	technique	Book Value	active market	technique
	NT$	NT$	NT$	NT$	NT$	NT$
Non-derivative financial instruments:
Financial assets
Financial assets with book value equal to fair value	26,775,506	—	26,775,506	29,709,671	—	29,709,671
Available-for-sale financial assets, noncurrent	3,198,180	3,198,180	—	3,110,801	3,110,801	—
Financial assets carried at cost, noncurrent	1,932,643	—	—	1,932,643	—	—

	31,906,329	3,198,180	26,775,506	34,753,115	3,110,801	29,709,671

Financial liabilities
Financial liabilities with book value equal to fair value	14,743,616	—	14,743,616	14,902,445	—	14,902,445
Long-term loans (including current portion)	9,532,335	—	9,532,335	15,186,791	—	15,186,791

	24,275,951	—	24,275,951	30,089,236	—	30,089,236

Methods and assumptions used to estimate the fair values of financial instruments are as follows:

(1)	Financial assets and liabilities with fair values equal to book values are cash, notes receivable, accounts receivable, other financial assets – current, refundable deposits, short-term loans, notes payable, accounts payable, accrued expenses, other payables, current portion of long-term debts, other current liabilities and other liabilities because of their short maturities.

(2)	Available-for-sale financial assets, noncurrent are recorded at quoted market prices as their fair values due to the availability of the quoted price in an active market.

(3)	Financial assets carried at cost, noncurrent are recorded at cost as there are no active quoted market prices and the fair value cannot be measured fairly.

(4)	The book value of long-term loans approximates their fair value as floating interest rates are borne for the long term loans.

B.	Financial assets and liabilities with the risk of interest rate fluctuation:

As of December 31, 2011 and 2012, the Company and its subsidiaries’ financial assets with fair value risk of interest rate fluctuation were $10,965,777 and $14,557,888, respectively; financial liabilities with fair value risk of interest rate fluctuation were $1,513,750 and $2,468,400, respectively. As of December 31, 2011 and 2012, the Company and its subsidiaries’ financial assets with cash flow risk of interest rate fluctuation were $3,737,200 and $162,257, respectively; financial liabilities with cash flow risk of interest rate fluctuation were $9,532,335 and $15,186,791, respectively.

C.	The income or expense of financial assets and liabilities that are not at fair value through profit or loss:

For the years ended December 31, 2011 and 2012, total interest income of financial assets that are not at fair value through profit or loss amounted to $72,498 and $117,670, respectively. For the years ended December 31, 2011 and 2012, total interest expense of financial liabilities that are not at fair value through profit or loss amounted to $88,863 and $196,640, respectively. Available-for-sale financial assets are measured at fair value at balance sheet dates. For the years ended December 31, 2011 and 2012, the balance of the stockholders’ equity due to changes in fair value from available-for-sale financial assets decreased by $1,677,440 and $113,198, respectively.

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

E.	Financial risk information:

1.	Financial assets: investments in equity instruments

	December 31,
	2011	2012
	NT$	NT$
Available-for-sale financial assets	3,198,180	3,110,801
Financial assets carried at cost	1,932,643	1,932,643

	5,130,823	5,043,444

(1)	Market risk:

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

(4)	Cash flow risk of interest rate:

The Company’s investments in equity financial assets are non-interest related. As a result, there is no cash flow risk of interest rate.

2.	Financial liabilities: debt instruments

	December 31,
	2011	2012
	NT$	NT$
Short-term loans	1,513,750	2,468,400
Long-term loans (including current portion)	9,532,335	15,186,791

	11,046,085	17,655,191

(1)	Market risk:

The Company and its subsidiaries’ short-term loans are expired within a year; long-term loans are floating interest rates, the Company does not anticipate there to be any significant market risk, as a result.

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

The Company and its subsidiaries obtained short-terms loans with fixed interest rate and long-term loans with floating interest rate. Effective interest rate of long-term loan will fluctuate accordingly due to the changes in market rate which will affect future cash flow. Under the fixed exchange rate, the Company’s cash outflow will be increased by $160,962 annually while the interest rate raises by 1%.

3.	The information of significant effect of foreign currency financial assets and liabilities:

The Company and its subsidiaries engaged in certain business denominated in foreign currencies, and therefore the fluctuation of foreign currency exchange rates had impact on these businesses consequently. The information of foreign currency financial assets and liabilities with significant effect by the fluctuation of foreign currency exchange rates as of December 31, 2011 and 2012 are as follows:

	December 31, 2011		December 31, 2012
	Foreign	Exchange	Foreign	Exchange
(Foreign currencies : Functional currencies)	Currencies	Rates	Currencies	Rates

Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	342,240	30.225	442,229	28.99
United States Dollars : Chinese Renminbi	12,522	6.3009	23,700	6.2855
Nonmonetary assets
United States Dollars : New Taiwan Dollars	15,706	30.225	26,027	28.99

Long-term investments under equity method
United States Dollars : New Taiwan Dollars	3,656	30.275	19,652	29.04

Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	280,958	30.325	411,744	29.09
Japanese Yen : New Taiwan Dollars	2,799,317	0.3926	2,991,511	0.3384
Euro : New Taiwan Dollars	844	39.38	1,525	38.69
United States Dollars : Chinese Renminbi	59,259	6.3009	107,393	6.2855

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

28.	Special Disclosure Items Required by R.O.C. GAAP

A.	Significant Transaction Information

(1)	Loans to third parties attributed to financial activities: None for the year ended December 31, 2012.

(2)	Endorsement and guarantee provided to third parties: None for the year ended December 31, 2012.

(3)	The ending balances of securities are summarized as follows:

As of December 31, 2012:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value per share (in dollars)
						NT$		NT$
Siliconware Precision Industries Co., Ltd.	Stock	SPIL (B.V.I.) Holding Limited	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	128,400	6,663,680	100.00%	51.90	(Notes 2 and 7)
Siliconware Precision Industries Co., Ltd.	Stock	Vertical Circuits, Inc.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	15,710	—	30.68%	—	(Note 3)
Siliconware Precision Industries Co., Ltd.	Stock	AcSiP Technology Corp.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	2,467	102,977	12.56%	81.58	(Note 4)
Siliconware Precision Industries Co., Ltd.	Stock	Microcircuit Technology (S) Pte. Ltd.	Investee accounted for under the equity method	Long-term investments accounted for under the equity method	22,865	570,691	42.27%	16.61	(Note 2)
Siliconware Precision Industries Co., Ltd.	Stock	Unimicron Technology Corporation	—	Available-for-sale financial assets, noncurrent	76,502	2,356,264	4.97%	30.80
Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies (Bermuda) Ltd.	—	Available-for-sale financial assets, noncurrent	2,244	754,537	6.72%	336.28	(Note 5)
Siliconware Precision Industries Co., Ltd.	Stock	ChipMOS Technologies Inc.	—	Financial assets carried at cost, noncurrent	133,000	1,630,580	15.78%	15.05	(Note 6)
Siliconware Precision Industries Co., Ltd.	Stock	Hsieh Yong Capital Co., Ltd.	—	Financial assets carried at cost, noncurrent	57,810	170,000	7.58%	6.25	(Note 2)
Siliconware Precision Industries Co., Ltd.	—	Mega Mission Limited Partnership	—	Financial assets carried at cost, noncurrent	(Note 1)	132,063	4.00%	—

Note 1:	The contributed capital was US $6,000.

Note 2:	The market value is not available. Therefore, the net equity per share as of December 31, 2012 was used.

Note 3:	The investee has filed bankruptcy to the jury. The Company recognized total residual book value as impairment loss.

Note 4:	The average price of Emerging Stock Market on December 31, 2012 was used.

Note 5:	The closing price of US$11.6 (in dollars) per share on December 31, 2012 was used. (Exchange rate at US$1: NT$28.99)

Note 6:	The market value is not available. Therefore, the audited net equity per share as of June 30, 2012 was used.

Note 7:	Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Securities for which total buying or selling exceeds the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2012:

				The	Beginning balance		Addition		Disposal				Ending balance
Investor	Name of the security	General ledger accounts	Name of the counter party	relationship of the issuers with the Company	Number of shares/unit (in thousands)	Amount	Number of shares/unit (in thousands)	Amount (Note 1)	Number of shares/unit (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares/unit (in thousands)	Amount (Notes 2)
						NT$		NT$		NT$	NT$	NT$		NT$
Siliconware Precision Industries Co., Ltd.	Microcircuit Technology (S) Pte. Ltd.	Long-term investments accounted for under the equity method	Capital increase by cash	—	—	—	22,865	618,178	—	—	—	—	22,865	570,691

Siliconware Precision Industries Co., Ltd.	ChipMOS Technologies (Bermuda) Ltd.	Available-for-sale financial assets, noncurrent	—	—	3,044	474,706	—	—	800	220,600	26,208	194,392	2,244	754,537

Note 1:	The contributed capital was US $20,500.

Note 2:	The ending balance of long-term investment under the equity method included all the valuation adjustments of the equity method. The beginning and the ending balances of available-for-sale financial assets are current market value.

(5)	Acquisition of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2012: None.

(6)	Disposal of real estate with an amount exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2012: None.

(7)	Related party transactions with purchases and sales amounts exceeding the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2012: None.

(8)	Receivables from related parties exceeding the lower of NT$100,000 or 20 percent of the capital stock:

As of December 31, 2012: None.

(9)	Transaction of derivative financial instruments:

For the year ended December 31, 2012: None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Related Information on Investee Companies

(1)	Basic information on investee companies:

For the year ended December 31, 2012:

				Original investments				The Company / majority owned subsidiary owns			Current period
Investor	Name of Investee	Location	Main activities	Current period ending balance		Prior period ending balance		Shares (in thousands)	Ownership Percentage	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
										NT$	NT$	NT$

Siliconware Precision Industries Co., Ltd.	SPIL (B.V.I.) Holding Limited	British Virgin Islands	Investment activities	USD	128,400	USD	128,400	128,400	100.00%	6,663,680	1,050,402	1,050,402	(Notes 1, 2, 8 and 9)

Siliconware Precision Industries Co., Ltd.	Vertical Circuits, Inc.	Scott Valley, CA, USA	Assembly service providing	USD	5,000	USD	5,000	15,710	30.68%	—	(51,072)	(16,262)	(Notes 1 and 8)

Siliconware Precision Industries Co., Ltd.	AcSiP Technology Corp.	Taoyuan, Taiwan	Researching, designing, and selling RF modules	NTD	45,500	NTD	50,750	2,467	12.56%	102,977	192,084	32,277	(Note 1 and 3)

Siliconware Precision Industries Co., Ltd.	Microcircuit Technology (S) Pte. Ltd.	Singapore	Designing, manufacturing, and selling substrates.	USD	20,500		—	22,865	42.27%	570,691	(122,175)	(25,007)	(Note 1 and 8)

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	San Jose, CA, USA	Communications and relationship maintenance with companies headquartered in North America	USD	1,250	USD	1,250	1,250	100.00%	151,703	3,220	3,220	(Notes 4, 8 and 9)

SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Cayman Islands, British West India	Investment activities	USD	130,200	USD	130,200	130,200	100.00%	6,503,932	1,048,250	1,048,250	(Notes 4, 8 and 9)

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Suzhou Jiangsu, China	Assembly and testing service provider	USD	130,000	USD	130,000	(Note 6)	100.00%	6,503,470	1,049,317	1,048,055	(Notes 5, 7, 8 and 9)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Note 1:	The Company’s investee accounted for under the equity method.

Note 2:	The Company’s 100% owned subsidiary.

Note 3:	The Company received cash dividends of $5,250, recorded as return of investment cost.

Note 4:	An investee accounted for under the equity method of SPIL (B.V.I.) Holding Limited, a 100% owned subsidiary of the Company.

Note 5:	An investee accounted for under the equity method of SPIL (Cayman) Holding Limited, a 100% owned subsidiary of SPIL (B.V.I) Holding Limited.

Note 6:	The contributed capital was US$130,000.

Note 7:	The current recognized investment income (loss) had excluded the amounts of unrealized intercompany profit on disposal of assets and loss on sales.

Note 8:	The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 9:	Eliminated under consolidation.

(2)	The ending balance of securities held by investee companies:

As of December 31, 2012:

Investor	Type of securities	Name of securities	The relationship of the issuers with the Company	General ledger accounts	Number of shares (in thousands)	Book value (Notes 3 and 4)	Percentage of ownership	Market value per share (in dollars) (Note 2)
						NT$		NT$
SPIL (B.V.I.) Holding Limited	Stock	Siliconware USA, Inc.	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	1,250	151,703	100.00%	121.36

SPIL (B.V.I.) Holding Limited	Stock	SPIL (Cayman) Holding Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	130,200	6,503,932	100.00%	49.95

SPIL (Cayman) Holding Limited	—	Siliconware Technology (Suzhou) Limited	Indirect subsidiary of the Company	Long-term investments accounted for under the equity method	(Note 1)	6,503,470	100.00%	—

Note 1:	The contributed capital was US$130,000.

Note 2:	The market value is not available. Therefore, the audited net equity per share as of December 31, 2012 was used.

Note 3:	The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.

Note 4:	Eliminated under consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Securities for which total buying or selling amount exceed the lower of NT$100,000 or 20 percent of the capital stock:

For the year ended December 31, 2012: None.

C.	Information of investment in Mainland China:

(1)	Information of investment in Mainland China:

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Accumulated remittance as of January 1, 2012	Remitted or (collected) this period	Accumulated remittance as of December 31, 2012	Ownership held by the Company (Direct and indirect)
		NT$		NT$	NT$	NT$

Siliconware Technology (Suzhou) Limited	Assembly and testing service provider	3,775,200		3,775,200		3,775,200
		(USD 130,000)	(Note 1)	(USD 130,000)	—	(USD 130,000)	100%
		(Note 3)		(Note 3)		(Note 3)

Investment income (loss) recognized by the Company during the period	Ending balance of investment	The investment income (loss) remitted back as of December 31, 2012	Accumulated remittance from Taiwan to Mainland China	The investment balance approved by Investment Commissions, Ministry of Economic Affairs	The ceiling of investment in Mainland China according to Investment Commissions, Ministry of Economic Affairs
NT$	NT$	NT$	NT$	NT$	NT$
1,048,055	6,503,470	—	3,775,200	3,775,200	—
(Notes 2, 3 and 4)	(Notes 3 and 4)		(USD 130,000)	(USD 130,000)	(Note 5)

Note 1:	The Company set up a subsidiary in the third country to invest in Mainland China.
Note 2:	The investment income (loss) was recorded based on the audited financial statements.
Note 3:	The foreign currency exchange rates prevailing at the balance sheet date were used for the currency translation.
Note 4:	Eliminated under consolidation.
Note 5:	Based on the Rule No. 09704604680, “Regulations Governing Security Investment and Technical Cooperation in the Mainland Area set by Ministry of Economic Affairs, the Company received documents from the Industrial Development Bureau of Ministry of Economic Affairs, which approved that the Company’s operation is qualified for operations of operating headquarters. As such, the Company is not required to impute the ceiling of investment in Mainland China.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Material transactions occurred directly between the Company and its Mainland China investee companies and material transactions occurred indirectly between the Company and its Mainland China investee companies via enterprises in other areas:

i. Property transactions for the years ended December 31, 2011 and 2012:

	For the year ended December 31, 2011
	Name of the property	Sales amount	Book value	disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Equipment	65,847	56,063	9,784	4,465

	Name of the property	Purchase amount	Other payables
		NT$	NT$
Siliconware Technology (Suzhou) Limited	Equipment	7,462	786

	For the year ended December 31, 2012
	Name of the property	Sales amount	Book value	disposal of property, plant and equipment	Other receivables
		NT$	NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	Equipment	19,700	8,599	11,101	6,544

	Name of the property	Purchase amount	Other payables
		NT$	NT$
Siliconware Technology (Suzhou) Limited	Equipment	54,032	49,686

ii. Other revenues and other receivables transactions for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31
	2010		2011		2012
	Other Revenues	Other Receivable	Other Revenues	Other Receivable	Other Revenues	Other Receivable
	NT$	NT$	NT$	NT$	NT$	NT$
Siliconware Technology (Suzhou) Limited	57,479	21,263	89,446	35,922	166,584	59,212

The Company collected technology fee from the subsidiary in accordance with the contract.

iii. Transactions above were eliminated in consolidation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The business relationships and the significant transactions as well as amounts between the parent company and the subsidiary.

(1)	For the year ended December 31, 2011:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Commision	351,805	As specified in contract	0.57%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	25,896	Comparable to those provided by non-related parties	0.03%

(2)	For the year ended December 31, 2012:

				Transaction
No.	Company Name	Counterparty	Relationship	General ledger account	Amount	Transaction terms	Percentage of consolidated revenues or total assets
					NT$
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Commision	362,212	As specified in contract	0.56%
0	Siliconware Precision Industries Co., Ltd.	Siliconware USA, Inc.	Indirect owned subsidiary	Accrued expense	42,896	Comparable to those provided by non-related parties	0.05%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

29.	Segment Information

The Company’s chief operating decision maker assesses the performance and makes decision to allocate resources based on the different regulatory environments. All of our segments have identical economic characteristics and meet all criteria of aggregation. As a result, we disclose a single reporting segment by aggregating all our operating segments.

A.	Operation in Different Products and Services:

	For the years ended December 31,
Services	2010	2011	2012
	NT$	NT$	NT$
Packaging revenues	54,140,057	51,895,114	53,167,849
Testing and other revenues	9,717,413	9,341,778	11,486,709

	63,857,470	61,236,892	64,654,558

B.	Operations in Different Geographic Areas:

Revenues are summarized by the areas where our customers’ headquarters locate. Non-current assets, including long-term investment under equity method, property, plant and equipment, refundable deposits, deferred charges, and other assets, but not including financial instruments and deferred tax assets, are categorized by their locations.

Revenues:	For the years ended December 31,
Geographic areas	2010	2011	2012
	NT$	NT$	NT$
Taiwan	20,512,347	13,593,529	13,752,354
U.S.	26,770,635	29,993,253	29,155,594
Canada	4,553,917	3,729,884	3,327,664
Others	12,020,571	13,920,226	18,418,946

	63,857,470	61,236,892	64,654,558

Noncurrent Assets:	As of December 31,
Geographic areas	2010	2011	2012
	NT$	NT$	NT$
Taiwan	39,068,327	40,206,617	44,489,798
U.S.	152,124	114,043	2,145
Canada	—	—	—
Others	4,735,493	5,313,564	7,236,597

	43,955,944	45,634,224	51,728,540

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Major Customers:

A major customer is identified as the party that accounts for more than 10 % of the Company’s net revenues in any given year listed below.

	For the years ended December 31,
	2010		2011		2012
Customers	Amount	% of net sale	Amount	% of net sale	Amount	% of net sale
	NT$		NT$		NT$
Customer A	6,297,407	10	7,151,963	12	5,581,846	9
Customer B	6,393,270	10	5,182,591	8	4,877,837	8

	12,690,677	20	12,334,554	20	10,459,683	17

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

30.	DISCLOSURES RELATING TO THE ADOPTION OF IFRSs

A.	Pursuant to the regulation Jin-Guan-Zheng-Shen-Zi Order No. 0990004943 of the Financial Supervisory Commission (“FSC”), effective January 1, 2013, all public companies listed on the Taiwan Stock Exchange Corporation or traded in the GreTai Securities Market should prepare financial statements in accordance with the International Financial Reporting Standards (“IFRSs”), International Accounting Standards (“IASs”), and relevant interpretations and interpretative bulletins that are ratified by the FSC and the “Rules Governing the Preparation of Financial Statements by Securities Issuers” which become effective in 2013. To meet the requirement above, the Company has formed an IFRSs group headed by the Company’s Chief Execute Officer, who is responsible for setting up a plan relative to the Company’s transition to IFRSs. The major contents and status of execution of this plan are outlined below:

Working Items for IFRSs Adoption	Status of Execution

a. Formation of an IFRSs Group	Finished

b. Setting up a plan relative to the Company’s transition to IFRSs	Finished

c. Identification of the differences between current accounting policies and IFRSs	Finished

d. Identification of consolidated entities under IFRSs’ framework	Finished

e. Evaluation of the impact of each exemption and option on the Company under IFRS 1, First-time Adoption of International Financial Reporting Standards	Finished

f. Evaluation of needed information system adjustments	Finished

g. Evaluation of needed internal control adjustments	Finished

h. Determine and establish IFRSs accounting policies	Finished

i. Determine the election of exemptions and options available under IFRS 1, First-time Adoption of International Financial Reporting Standards	Finished

j. Preparation of statement of financial position on the date of transition to IFRSs	Finished

k. Preparation of IFRSs comparative financial information for 2012	Finished

l. Completion of relevant internal control (including financial reporting process and relevant information system) adjustments	Finished

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The Company uses the IFRSs ratified by the FSC currently and the “Rules Governing the Preparation of Financial Statements by Securities Issuers” that will become effective in 2013 as the basis for evaluation of material differences in accounting policies as mentioned above. However, the Company’s current evaluation results may be different from the actual differences that may arise when the FSC ratifies new IFRSs pronouncements or amendments to IFRSs or relevant interpretations or amendments to the “Rules Governing the Preparation of Financial Statements by Securities Issuers”.

Material differences identified by the Company arising from differences between current accounting policies used in the preparation of financial statements and IFRSs and “Rules Governing the Preparation of Financial Statements by Securities Issuers” that will be used in the preparation of financial statements in the future, and the effects of exemptions elected by the Company under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, are set forth below:

(a)	Reconciliation of balance sheet accounts with material differences as at January 1, 2012:

	R.O.C. Accounting Standards	Adjustment	IFRSs	Remark
	NT$	NT$	NT$
Current assets
Cash and cash equivalents	15,941,600	(2,500)	15,939,100	(7)
Deferred income tax assets, current	307,496	(307,496)	—	(1)
Others	15,402,578	2,500	15,405,078	(7)
Long-term Investments	5,304,398	186,322	5,490,720	(2)
Property, plant and equipment, net	44,144,804	44,620	44,189,424	(3) and (7)
Other assets
Deferred expenses	1,151,271	(1,151,271)	—	(7)
Intangible assets	—	583,080	583,080	(7)
Deferred income tax assets, noncurrent	1,274,263	517,715	1,791,978	(1), (2), (4) and (5)
Others	164,574	510,359	674,933	(4) and (7)

Total Assets	83,690,984	383,329	84,074,313

Current liabilities
Short-term loans	1,513,750	—	1,513,750
Others	13,368,623	161,262	13,529,885	(5)
Long-term loans	9,532,335	—	9,532,335
Deferred income tax liabilities	—	15,711	15,711	(1)
Other liabilities	481,406	581,668	1,063,074	(4)

Total Liabilities	24,896,114	758,641	25,654,755

Stockholders’ Equity
Capital stock	31,163,611	—	31,163,611
Capital reserve	16,453,527	—	16,453,527
Retained earnings	12,033,101	(572,148)	11,460,953	(2), (4), (5) and (6)
Other adjustments
Cumulative translation adjustments	375,051	(375,051)	—	(6)
Net loss not recognized as pension cost	(377,304)	377,304	—	(4)
Unrealized gain on available-for-sale financial assets	111,072	194,583	305,655	(2)
Treasury stock	(964,188)	—	(964,188)

Total Stockholders’ Equity	58,794,870	(375,312)	58,419,558

Total Liabilities and Stockholders’ Equity	83,690,984	383,329	84,074,313

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(b)	Reconciliation of balance sheet accounts with material differences as at December 31, 2012:

	R.O.C. Accounting Standards	Adjustment	IFRSs	Remark
	NT$	NT$	NT$
Current assets
Cash and cash equivalents	15,858,048	(5,556)	15,852,492	(7)
Deferred income tax assets, current	338,463	(338,463)	—	(1)
Others	17,587,559	5,556	17,593,115	(7)
Long-term Investments	5,717,112	351,007	6,068,119	(2)
Property, plant and equipment, net	49,888,659	38,747	49,927,406	(3) and (7)
Other assets
Deferred expenses	1,030,375	(1,030,375)	—	(7)
Intangible assets	—	516,087	516,087	(7)
Deferred income tax assets, noncurrent	636,151	626,195	1,262,346	(1), (2), (4) and (5)
Prepayments for equipment	—	6,815	6,815	(3)
Others	164,506	456,564	621,070	(4) and (7)

Total Assets	91,220,873	626,577	91,847,450

Current liabilities
Short-term loans	2,468,400	—	2,468,400
Others	16,510,070	246,253	16,756,323	(5)
Long-term loans	12,038,181	—	12,038,181
Deferred income tax liabilities	—	76,182	76,182	(1)
Other liabilities	496,003	580,250	1,076,253	(4)

Total Liabilities	31,512,654	902,685	32,415,339

Stockholders’ Equity
Capital stock	31,163,611	—	31,163,611
Capital reserve	16,471,911	(892)	16,471,019	(6)
Retained earnings	13,281,489	(618,584)	12,662,905	(2), (4), (5) and (6)
Other adjustments
Cumulative translation adjustments	118,305	(374,620)	(256,315)	(6)
Net loss not recognized as pension cost	(360,783)	360,783	—	(4)
Unrealized gain on available-for-sale financial assets	(2,126)	357,205	355,079	(2)
Treasury stock	(964,188)	—	(964,188)

Total Stockholders’ Equity	59,708,219	(276,108)	59,432,111

Total Liabilities and Stockholders’ Equity	91,220,873	626,577	91,847,450

(c)	Reconciliation of consolidated income statements accounts with material differences for the year of 2012:

	R.O.C. Accounting Standards	Adjustment	IFRSs	Remark
	NT$	NT$	NT$
Revenues	64,654,558	—	64,654,558
Cost of Goods Sold	(52,877,216)	(38,642)	(52,915,858)	(4) and (5)
Unrealized Intercompany Profit	259	—	259
Operating Expenses	(5,331,676)	(17,615)	(5,349,291)	(4), (5) and (7)
Gain on Foreign Currency Exchange	236,261	461	236,722	(6)
Others	138,612	10,411	149,023	(7)
Income Tax Expenses	(1,201,196)	19,105	(1,182,091)	(2) and (5)

Net Income	5,619,602	(26,280)	5,593,322

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(d)	Reasons for differences are outlined below:

(1)	Income Tax

In accordance with current accounting standards in R.O.C., a deferred tax asset can be offset by another deferred tax liability under the same taxation authority while preparing financial statements. However, pursuant to IAS No. 12, “Income Taxes”, the entity can offset deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities. As of January 1, 2012 and December 31, 2012, the Company reclassified part of deferred tax assets to deferred tax liabilities amounting to $15,711 and $76,182, respectively.

Furthermore, in accordance with current accounting standards in R.O.C., a deferred tax asset or liability should according to the classification of its related asset or liability, be classified as current or noncurrent. However, pursuant to IFRSs, a deferred tax asset or liability should be classified as non-current. As of January 1, 2012 and December 31, 2012, the reclassified current deferred tax assets to noncurrent were $307,496 and $338,463, respectively.

(2)	Financial Assets: Equity Instruments

In accordance with the pre-amended Rules Governing the Preparation of Financial Statements by Securities Issuers, unlisted stocks and emerging stocks held by the Company should be measured at cost and recognized as “Financial assets carried at cost.” However, pursuant to IAS 39, “Financial Instruments – Recognition and Measurement,” investments in equity instruments without an active market but with reliable fair value measurement (i.e. the variability of the estimation interval of reasonable fair values of such equity instruments is insignificant, or the probability for these estimates can be made reliably) should be measured at fair value. By adopting the exemption of IFRS 1 and pursuant to the amended Rules Governing the Preparation of Financial Statements by Securities Issuers updated for IFRSs, the Company assigned “Financial assets carried at cost” to “Available-for-sale financial assets” in the amount of $1,932,643 both as of January 1, 2012 and December 31, 2012, lifted by fair value adjustment of “Available-for-sale financial assets” of $186,322 and $351,007, “Unrealized gain on available-for-sale financial assets” under stockers’ equity of $194,583 and $357,205 (net of tax influence of $2,063) and retained earnings adjustment of $6,857 (net of tax impact of $1,404) for impairments recognized in prior years and decline in fair value against book value on January 1, 2012.

(3)	Prepayments for Equipment

For prepayments made for property, plant and equipment, in accordance with the requirements under IFRSs, the Company reclassified the prepayments to other noncurrent assets of $0 and $6,815, respectively, as of January 1, 2012 and December 31, 2012.

(4)	Pension

The Company adopted the exemption under IFRS 1 and recognized all accumulated actuarial gains and losses of defined benefit plan as retained earnings $806,913 (net of tax influence of $165,271) as of January 1, 2012. Further, the Company valued defined benefit obligations and recognized related pension costs and accrued pension liabilities under R.O.C standards. After the valuation under IAS 19, “Employee Benefits”, the Company recognized accrued pension liabilities $972,184 and $992,340 with actuarial loss $20,156 recognized in other comprehensive income in 2012, respectively, as of January 1, 2012 and December 31, 2012, and reversed the lowest pension liabilities $390,516 and $372,945, respectively, as of January 1, 2012 and December 31, 2012. As a result, the equity adjustments increased $377,304 and $360,783, respectively, and other assets decreased $13,212 and $12,162.

On the other hand, the Company reversed the pension costs under R.O.C. accounting standards and recognized pension costs according to IAS 19, “Employee Benefits”. The adjustments decreased other liabilities, operating costs, and expenses of $39,145, $27,249, and $11,896, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Employee Benefits

Current R.O.C. GAAP does not have any specified rules for recognition of accumulated unused compensated absences. The Company recognizes such costs as salary expense upon actual payment. However, IAS 19, “Employee Benefit”, requires that the costs of accumulative compensated absences be accrued as expenses at the end of the reporting period. As of January 1, 2012, the Company increased other payables of $161,262 and decreased retained earnings of $134,843 (net of tax influence of $26,419). As of December 31, 2012, the Company increased other payables of $246,253, operating costs of 2012 of $65,891, and operating expenses of $19,100, respectively.

(6)	Cumulative translation differences

The Company has elected to reset the cumulative translation differences arising on the translation of the financial statements of foreign entities under R.O.C. GAAP to zero at January 1, 2012, and increased retained earnings $375,051 consequently. Total equity do not change due to this adjustment.

In accordance with current R.O.C. GAAP, the functional currency of the subsidiaries performing investing activities is determined as U.S. Dollars. However, the functional currency of those subsidiaries was remeasured in New Taiwan Dollars as of the transition date. The remeasurement influence $461 would be adjusted in Income Statements of 2012.

(7)	Presentation of financial statements

To accompany with the format ruling in “IFRSs that are ratified by the Financial Supervisory Commission” and “Rules Governing the Preparation of Financial Statements by Securities Issuers”, some accounting accounts would be reclassified properly. Such as time deposit with over one year maturity is reclassified from cash and cash equivalents to other receivables; deferred expenses would be reclassified to intangible assets and other assets according to their substances; Leasing assets and idle assets previously under other assets would be reclassified to plant, property, and equipments, and their depreciation expenses would be reclassified from other losses to operating expenses.

C.	In addition to the above election of exemptions according to IFRS 1 and the Rules Governing the Preparation of Financial Statements by Securities Issuers effective in 2013, the Company also elected the following exemptions:

(1)	Business Combinations

The Company elected not to retrospectively adopt the rule of IAS 3, “Business Combinations” for the transactions occurred before the IFRSs transition date.

(2)	Compound financial instruments

For compound financial instruments with liability component that were settled by the transition date, the Company elected not to retrospectively bifurcate the instruments. The liability component and equity component will be bifurcated in accordance with IAS 32, “Financial Instrument-Presentation” for future issurance of compound financial instruments.

(3)	Share-Based Payment

The Company elected not to retrospectively adopt the rule of IFRS 2, “Shared-based Payment” for the share-based payment vested before the IFRSs transition date.

(4)	Borrowing Costs

The company elected to adopt the transaction rules under paragraphs 27 and 28 of IAS 23, “Borrowing Costs”, amended in 2007. The adoption will start from the transition date.

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

The following is a summary of the material adjustments to net income and stockholders’ equity, which would be required in reconciling the significant differences between R.O.C. GAAP and U.S. GAAP:

Reconciliation of consolidated net income:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Net income as reported under R.O.C. GAAP	5,626,907	4,837,243	5,619,602	193,446
U.S. GAAP adjustments:
Compensated absences	(8,150)	(79,911)	(84,991)	(2,926)
Defined benefit pension plan - net periodic pension cost	(341)	(340)	3,079	106
Change in ownership interest	—	—	18,384	633

Total U.S. GAAP adjustments	(8,491)	(80,251)	(63,528)	(2,187)
Taxation effect	(21,802)	(66,088)	(144,743)	(4,983)

Net income under U.S. GAAP	5,596,614	4,690,904	5,411,331	186,276

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Earnings per share under U.S. GAAP (in dollars)
Basic	1.80	1.51	1.76	0.06

Diluted	1.80	1.51	1.76	0.06

Weighted average number of common stock outstanding (in thousands)
Basic	3,116,361	3,102,858	3,078,319	3,078,319

Diluted	3,116,361	3,102,858	3,078,319	3,078,319

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

Reconciliation of consolidated stockholders’ equity

	December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Total stockholders’ equity as reported under R.O.C. GAAP	61,296,181	58,794,870	59,708,219	2,055,360
U.S. GAAP adjustments:
Compensated absences	(81,351)	(161,262)	(246,253)	(8,477)
Defined benefit pension plan	(385,565)	(299,209)	(357,835)	(12,318)
Acquisition of Siliconware Corp.	4,873,500	4,873,500	4,873,500	167,763
Taxation effect	(82,513)	(148,601)	(293,344)	(10,098)

Stockholders’ equity under U.S. GAAP	65,620,252	63,059,298	63,684,287	2,192,230

Movements in stockholders’ equity in accordance with U.S. GAAP:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Balance at January 1, as reported	67,458,309	65,620,252	63,059,298	2,170,716
Net income under U.S. GAAP	5,596,614	4,690,904	5,411,331	186,276
Cumulative translation adjustment on long-term investments	(293,841)	460,315	(256,746)	(8,838)
Change in fair value of available-for-sale marketable securities	1,021,355	(1,677,440)	(113,198)	(3,897)
Treasury Stock	—	(964,188)	—	—
Cash dividends	(8,040,212)	(5,048,505)	(4,371,214)	(150,472)
Defined benefit pension plan	(121,973)	(22,040)	(45,184)	(1,555)

Balance at December 31	65,620,252	63,059,298	63,684,287	2,192,230

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The balance sheet accounts under U.S. GAAP are as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
Current Assets
Cash and cash equivalents	9,353,631	9,943,588	342,292
Short-term investments	6,587,969	5,914,460	203,596
Notes receivable, net	22,211	66,732	2,297
Accounts receivable, net	10,231,452	12,852,953	442,443
Inventories	3,985,115	3,135,203	107,924
Other current assets	1,497,552	1,911,315	65,794

	31,677,930	33,824,251	1,164,346

Long-term investments	5,304,398	5,717,112	196,803
Property, plant and equipment	44,144,804	49,888,659	1,717,338
Intangible assets	4,873,500	4,873,500	167,762
Other assets	2,742,313	1,972,736	67,908

Total Assets	88,742,945	96,276,258	3,314,157

Current liabilities	15,152,473	19,465,375	670,065
Long-term liabilities	9,532,335	12,038,181	414,395
Other liabilities	998,839	1,088,415	37,467

Total Liabilities	25,683,647	32,591,971	1,121,927
Total Stockholders’ Equity	63,059,298	63,684,287	2,192,230

Total Liabilities and Stockholders’ Equity	88,742,945	96,276,258	3,314,157

The significant accounting policies for the reconciliation from R.O.C. GAAP to U.S. GAAP are as follows:

(1)	Consolidation

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

Under R.O.C. GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under U.S. GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly match the expense with the period in which the employee provided the services. For the years ended December 31, 2010, 2011 and 2012, total amounts of compensated absences reconciled from R.O.C. GAAP to U.S. GAAP were NT$(8,150), NT$(79,911) and NT$(84,991), respectively.

(3)	10% Tax on Undistributed Earnings and Tax Effect of U.S. GAAP Adjustments

Under R.O.C. GAAP, a 10% tax on undistributed earnings is recognized as a tax expense in the year of stockholders’ approval. Under U.S. GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the stockholders in the following year. Moreover, additional tax benefit (expense) and deferred tax assets or liabilities would be adjusted for the reconciled items resulting in income differences between R.O.C. GAAP and U.S. GAAP. For the years ended December 31, 2010, 2011 and 2012, total amounts of tax expense reconciled from R.O.C. GAAP to U.S. GAAP were NT$21,802, NT$66,088 and NT$144,743, of which NT$22,176, NT$86,392 and NT$ 163,628 were adjusted for the undistributed earnings.

(4)	Defined Benefit Pension Plan

A.	Net periodic cost variance between U.S. GAAP and R.O.C. GAAP

The Company’s net periodic pension cost under U.S. GAAP may differ from the one under R.O.C. GAAP due to differences in, but not limited to, service cost, interest cost, expected return on assets and the amortization in net gain (loss). Reconciliation of the difference between U.S. GAAP and R.O.C. GAAP is required before reaching U.S. GAAP funding status. For the years ended December 31, 2010, 2011 and 2012, total amounts of pension cost reconciled from R.O.C. GAAP to U.S. GAAP were NT$(341), NT$(340) and NT$ 3,079, respectively.

B.	Adjustment for the U.S. GAAP funding status:

Under R.O.C. GAAP, pension liability is accrued without reflecting the funded status and additional minimum liability is used when the fair value of pension assets is less than the amount of accumulated benefit obligation. Under U.S. GAAP, additional pension liability or asset is accrued pursuant to ASC Topic 715, Compensation – Retirement Benefits (“ASC Topic 715”), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan through other comprehensive income, net of tax, at the balance sheet date and eliminates the use of additional minimum liability. Gains and loss, prior service costs, or transition assets and liabilities unrecognized as components of net periodic benefit cost of the period in accordance with ASC Topic 715, are now recognized as a component of other comprehensive income. For the years ended December 31, 2010, 2011 and 2012, the amounts of other comprehensive income reconciled from R.O.C. GAAP to U.S. GAAP due to the aforementioned GAAP difference were NT$(385,565), NT$(299,209) and NT$(357,835), respectively

(5)	Earnings Per Share (EPS)

Effective January 1, 2008, as employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Under U.S. GAAP, employee bonus shares have been considered separately from the stock dividend or split and have been treated as outstanding from the date when they were issued for both basic and diluted EPS calculation. No employee bonus shares were issued in 2010, 2011, and 2012.

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

Under U.S. GAAP, in connection with the acquisition of Siliconware Corporation in 2000, the Company recorded goodwill of NT$5,415,439 based on an independent appraisal report. Before January 1, 2002, goodwill was amortized on straight-line basis over ten years. Effective January 1, 2002, ASC Topic 350, Intangibles – Goodwill and Other (“ASC Topic 350”) ceased amortization of goodwill and required the Company to perform an annual impairment analysis using a two-step approach. As of December 31, 2010, 2011 and 2012, the net carrying amount of goodwill for each year was NT$4,873,500 and no impairment of goodwill was identified during 2010 to 2012.

(7)	Stock Dividends

Under R.O.C. GAAP, an issuance of stock dividend is recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of shares of the same class outstanding, the fair value of the shares issued should be charged to retained earnings. This different treatment under U.S. GAAP results in reclassifications from retained earnings to additional paid-in capital of NT$34,554,263 as of December 31, 2010, 2011 and 2012, respectively, which causes the decrease of retained earnings and increase of additional paid-in capital. The adjustments have no effect on stockholders’ equity.

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

The Company performs periodical review for its long-lived assets and reclassifies idle assets from assets held for operating use. Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are reported at the lower of carrying amount or fair value less cost to sell. The impairment losses on idle assets for the years ended December 31, 2010, 2011 and 2012 were NT$117,847, NT$134,227 and NT$192,115, respectively. No impairment was identified for other long-lived assets besides idle assets and no reconciliation for impairment loss between R.O.C. GAAP and U.S. GAAP were made for the years ended December 31, 2010, 2011 and 2012.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

32.	Additional Disclosure Required by U.S. GAAP

(1)	Risks and Uncertainties

The Company is a provider of subcontract IC assembly and testing services. The Company’s revenues are derived primarily from precision dicing of silicon wafers into individual ICs, mounting and wire bonding ICs to lead frames, and sealing ICs in molded plastic packages. The Company’s other products include a variety of turnkey services, including the grinding of wafers to specified thickness, function testing of packaged ICs, and drop shipment to customers of the IC manufactures. The Company provides its services on a global basis but mainly to customers headquartered in Taiwan of 21.3% and North America of 50.2% in 2012. The Company’s first two largest customers accounted for a total of 20%, 20% and 17% of net sales in 2010, 2011 and 2012, respectively, and its five largest customers accounted for 41%, 39% and 37% of the Company’s net sales in 2010, 2011 and 2012, respectively.

In 2010, 2011 and 2012, some of the Company’s net operating revenues were denominated in currencies other than N.T. dollars, such as U.S. dollar, Japanese Yen and other currencies. The Company did not hedge any portion of the resulting net foreign exchange position and would be affected by the fluctuations in U.S. dollar, Japanese Yen and other currencies.

Substantially all of the Company’s accounts receivables are due from companies in high technology industries located primarily in Asia and North America. Further, the five largest receivables amounted to NT$4,036,095 and NT$4,839,278 as of December 31, 2011 and 2012, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 90 days.

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

(2)	Maturity of Long-term Liabilities

Aggregate maturities for the Company’s long-term loans as of December 31, 2012 are as follows:

Years ending December 31,	Amounts
	NT$	US$
2013	3,149,666	108,422
2014	3,092,667	106,460
2015	5,075,667	174,722
2016	1,954,500	67,281
2017	1,954,500	67,281

	15,227,000	524,166

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Fair Value Measurement

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), defines fair value, provides a framework for measuring fair value and requires additional disclosure about fair value measurements. ASC Topic 820 also established a three-level fair value hierarchy for valuation inputs as follows:

Level 1:	use quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	use inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

A.	Fair value measurements on a recurring basis:

Assets measured and recorded at fair value on a recurring basis as of December 31, 2011 and 2012 were as follows:

	Level 1		Level 2		Level 3
	2011	2012	2011	2012	2011	2012
	NT$	NT$	NT$	NT$	NT$	NT$
Time deposit with original maturities more than 3 months (Note)	—	—	6,587,969	5,914,460	—	—
Marketable securities: available-for-sale (Semiconductor industry)	3,198,180	3,110,801	—	—	—	—

Note: Included in short-term investments

B.	Fair value measurements on a nonrecurring basis:

Financial assets carried at cost: No other-than-temporary impairments recognized during 2010 to 2012. The fair value measurements were determined using a cost approach based on inputs, which were classified as Level 3 as they were unobservable and required management’s judgment.

Idle assets: Idle assets are no longer used for production purposes due to technology phase out and replacement and are disposed as buyers are identified. These assets are evaluated and reported at the lower of carrying amount or fair value less cost to sell (Level 3). The Company has provided full provision against the carrying amount of the idle assets, and the impairment losses on idle assets for the years ended December 31, 2010, 2011 and 2012 were NT$117,847, NT$134,227 and NT$192,115, respectively.

C.	Other fair value measurements

Debt instruments: The short-term loans are expired within a year; long-term loans are floating interest rates, as a result, the Company expected that there is no material difference between the carrying value and the fair value (Level 2). As of December 31, 2010, 2011 and 2012, the carrying amounts of debt instruments were NT$5,829,439, NT$$11,046,085 and NT$17,655,191, respectively.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

The Company adopted the two-step evaluation process required by this interpretation. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to determine the amount of benefit to recognize in the financial statements if the more-likely-than-not recognition threshold is met. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As of December 31, 2011 and 2012, there was no material uncertain tax position or unrecognized tax benefit identified by the Company.

(5)	Cash and Cash Flow Statements

Under R.O.C. GAAP, all certificates of deposit are classified as cash and cash equivalents. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. As of December 31, 2010, 2011 and 2012, the amounts of time deposit with original maturities more than three months, which have been reclassified from Cash and cash equivalent to Short-term investments, are NT$2,222,005, NT$6,587,969 and NT$5,914,460, respectively. Summarized cash flow information under U.S. GAAP would be presented as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Net cash provided by operating activities	14,406,518	13,035,113	13,360,811	459,924
Net cash used in investing activities	(7,932,190)	(16,269,302)	(15,193,652)	(523,017)
Net cash used in financing activities	(2,266,249)	(924,142)	2,520,059	86,749
Effect of foreign exchange	(153,876)	214,959	(97,261)	(3,348)

Net (decrease) increase in cash and cash equivalents	4,054,203	(3,943,372)	589,957	20,308
Cash and cash equivalents at beginning of the year	9,242,800	13,297,003	9,353,631	321,984

Cash and cash equivalents at the end of the year	13,297,003	9,353,631	9,943,588	342,292

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Comprehensive Income

Comprehensive income under R.O.C. GAAP for the years ended December 31, 2010, 2011 and 2012 and accumulated other comprehensive income balances as of December 31, 2011 and 2012 are summarized as follows:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
Net income	5,626,907	4,837,243	5,619,602	193,446
Other comprehensive income (loss), net of taxes
Cumulative translation adjustment on equity investments	(293,841)	460,315	(256,746)	(8,838)
Adjustment for unrealized (loss) gain on available-for-sale financial assets	1,021,355	(1,677,440)	(113,198)	(3,897)
Net loss not recognized as pension cost	(99,254)	(108,736)	16,521	569

Comprehensive income	6,255,167	3,511,382	5,266,179	181,280

	As of December 31,
	2011	2012
	NT$	NT$	US$
Accumulated other comprehensive income balances
Cumulative translation adjustment on equity investments	375,051	118,305	4,072
Adjustment for unrealized loss on available-for-sale financial assets	111,072	(2,126)	(73)
Net loss not recognized as pension cost	(377,304)	(360,783)	(12,419)

Accumulated other comprehensive income	108,819	(244,604)	(8,420)

(7)	Employers’ Disclosure about Pension Benefit

A.	The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company’s defined benefit pension plan pursuant to ASC Topic 715:

(i) Assumptions:

	For the years ended December 31,
	2010	2011	2012
Discount rate	2.00%	2.00%	1.75%

Long-term rate of compensation increase	2.00%	2.00%	2.00%

Expected rate of return on plan assets	2.50%	2.00%	2.00%

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

(ii) Change in Benefit Obligation:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Benefit obligation at the beginning of the year	(1,922,596)	(2,120,024)	(2,157,378)
Service cost	(33,034)	(28,866)	(25,957)
Interest cost	(43,083)	(42,183)	(42,839)
Actuarial loss	(154,768)	(46,010)	(82,132)
Benefits paid	33,457	79,705	31,537

Projected benefit obligation at the end of the year	(2,120,024)	(2,157,378)	(2,276,769)

(iii) Change in Plan Assets:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Fair value of plan assets at the beginning of the year	1,143,276	1,176,476	1,159,263
Actual return on plan assets	16,981	13,837	11,301
Employer contributions	49,676	48,655	49,191
Benefits paid	(33,457)	(79,705)	(31,537)

Fair value of plan assets at the end of the year	1,176,476	1,159,263	1,188,218

(iv) Funded Status:

	December 31,
	2011	2012
	NT$	NT$
Projected benefit obligation	(2,157,378)	(2,276,769)
Fair value of plan assets	1,159,263	1,188,218

Funded status	(998,115)	(1,088,551)
Net prior service cost	13,557	12,490
Unrecognized net loss	901,206	962,760

Accrued pension cost - before adjustment	(83,352)	(113,301)
Additional liability	(914,763)	(975,250)

Accrued pension cost - after adjustment	(998,115)	(1,088,551)

(v) Net Pension Cost:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Service cost	33,034	28,866	25,957
Interest cost	43,083	42,183	42,839
Expected return on assets	(23,215)	(29,762)	(23,364)
Amortization of unrecognized transition assets	(912)	—	—
Net prior service cost	1,067	1,067	1,067
Amortization of unrecognized net loss	24,637	31,363	32,641

Net periodic pension cost	77,694	73,717	79,140

(vi) Other Required Disclosure:

	December 31,
	2011	2012
	NT$	NT$
Accumulated benefit obligation	(1,639,945)	(1,684,357)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Valuation and allocation of plan assets

The plan assets are all maintained in the designated account at Bank of Taiwan (BOT). BOT holds cash contributions made by the Company and invests the contributions into its managed portfolio, which may contain, but is not limited to, government loans, equities, bonds, foreign investment, short-term notes and securitized products. In addition, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The Company does not have authority on how to invest the money. The plan assets increase by the Company’s contributions, account interest earned and profit sharing of the portfolio of BOT pension assets and decrease by the payments made to the retired employees.

C.	Additional disclosures under ASC Topic 715 regarding pension benefits are as follows:

(i) Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Amounts
	NT$	US$
2013	21,288	733
2014	28,840	993
2015	40,175	1,383
2016	49,818	1,715
2017	54,964	1,892
Year 2018 to 2022	440,689	15,170

(ii) Contributions:

The Company expects to contribute NT$47,815 to its pension plan in 2013.

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

As of December 31, 2012, the Company was in compliance with all of the loan covenants.

(11)	Operating Leases

The Company entered into five lease contracts with Science Park Administration for the use of land of the facility located in Hsinchu, Taiwan. None of these five contracts have met any of the four criteria classified as capital leases and no noncancelable lease terms are included in the leases. Rental expenses recorded for the years ended December 31, 2010, 2011 and 2012 were NT$18,224, NT$17,985 and NT$17,985, respectively.

(12)	Valuation and Qualifying Accounts and Reserves

The information about our valuation and qualifying accounts and reserves are as follows:

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Balance at end of period
	NT$	NT$	NT$	NT$

For the year ended 2010
Allowance for doubtful accounts	332,536	10,717	276,325	66,928
Allowance for sales discounts	446,049	603,849	897,226	152,672
Allowance for loss on obsolescence and decline in market value of inventory	82,431	—	25,305	57,126
Allowance for loss on idle assets	215,417	117,847	106,169	227,095
Allowance for deferred income tax assets, noncurrent	159,694	—	57,411	102,283

For the year ended 2011
Allowance for doubtful accounts	66,928	11,142	49,352	28,718
Allowance for sales discounts	152,672	367,916	368,454	152,134
Allowance for loss on obsolescence and decline in market value of inventory	57,126	30,781	—	87,907
Allowance for loss on idle assets	227,095	134,227	170,638	190,684
Allowance for deferred income tax assets, noncurrent	102,283	—	27,184	75,099

For the year ended 2012
Allowance for doubtful accounts	28,718	46	27,919	845
Allowance for sales discounts	152,134	1,172,236	1,167,409	156,961
Allowance for loss on obsolescence and decline in market value of inventory	87,907	37,910	—	125,817
Allowance for loss on idle assets	190,684	192,115	146,949	235,850
Allowance for deferred income tax assets, noncurrent	75,099	142,347	—	217,446

(13)	Recent Accounting Pronouncements

U.S. GAAP

A.	In July 2012, the Financial Accounting Standards Board, or FASB, issued amended guidance which simplifies indefinite-lived intangible assets other than goodwill for impairment testing. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test becomes optional. The guidance is effective for annual and interim impairment test performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We do not expect the adoption of this guidance to have any significant impact on our consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	In June 2011, the FASB issued amended guidance regarding the presentation of comprehensive income. The new standard requires the Company to present other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. In February, 2013, the FASB updated the amendments to improve the reporting of reclassifications out of accumulated other comprehensive income. Pursuant to the amendments, an entity shall provide information about the amounts reclassified out of accumulated other comprehensive income by component, and present significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income either on the statement where net income is presented or in the notes, only if the reclassified amount is required under U.S. GAAP to be classified in its entirety in the same reporting period. For other non-required amounts, the Company shall cross-reference to other disclosures that provide additional details under U.S. GAAP. The amendments are effective for reporting periods beginning after December 15, 2012. We do not anticipate material impacts on our financial statements upon adoption.

R.O.C. GAAP

A.	Pursuant to the regulation No. 0990004943 of Financial Supervisory Commission (FSC), public companies, starting from 2013, shall prepare financial reports by following International Financial Reporting Standards (IFRSs), which are translated and announced by R.O.C. Accounting Research and Development Foundation (ARDF). To respond to the request, the Company has already formed a team and outlined a plan to implement the regulations. This change does not cause significant impact on the Company’s financial results of 2012.