Form 20-F
period 2013-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2014-04-24
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

3,116,361,139 Common Shares were outstanding as of December 31, 2013

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2012

i

Supplemental Information

All references to “we,” “us,” “our” and “our company” in this annual report are to Siliconware Precision Industries Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of June 7, 2000, among Siliconware Precision Industries Co., Ltd. and Citibank, N.A., as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “R.O.C. GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. All references to “IFRS” in this annual report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board. All references to “Taiwan IFRS” are references to IFRS as endorsed by the Republic of China Financial Supervisory Commission for use in the Republic of China. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with IFRS. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS. Prior to December 31, 2012, we prepared our consolidated financial information in accordance with R.O.C. GAAP. A description of the principal differences between our previous accounting standards and IFRS and the impacts of transition to IFRS is provided in note 37 to our consolidated financial statements included in this annual report.

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, financial and operating data as of and for the three years ended December 31, 2009, 2010 and 2011 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Years Ended December 31,
	2012	2013
	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
Net operating revenues	64,655	69,356	2,325.0
Operating costs	(52,916)	(54,926)	(1,841.3)

Gross profit	11,739	14,430	483.7

Operating expenses	(5,351)	(6,495)	(217.7)

Operating income	6,388	7,935	266.0
Equity investment income (loss)	(9)	(85)	(2.8)
Other income	327	271	9.1
Other gains and losses	169	326	10.9
Financial costs	(197)	(271)	(9.1)
Others	114	(727)	(24.4)

Income before income tax	6,792	7,449	249.7
Income tax expense	(1,230)	(1,607)	(53.9)

Income from continuing operations	5,562	5,842	195.8

Net income	5,562	5,842	195.8

Earnings per share
Basic	1.81	1.89	0.06
Diluted	1.80	1.87	0.06
Shares used in per share calculation (average, as adjusted)
Basic	3,078	3,098	3,098
Diluted	3,094	3,117	3,117
Earnings per ADS
Basic	9.03	9.43	0.32
Diluted	8.99	9.37	0.31
Dividends per share	1.42	1.80	0.06
ADSs used in per ADS calculation (average, as adjusted)
Basic	616	620	620
Diluted	619	623	623
Other Data:
Capital expenditures	15,142	14,979	502.1
Depreciation and amortization	10,100	11,034	369.9

	As of December 31,
	2012	2013
	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Statement of Financial Position Data:
Cash and cash equivalents	15,852	16,975	569.1
Working capital	14,221	15,295	512.7
Total assets	91,853	101,819	3,413.3
Short-term debt and current portion of long-term debt	5,617	5,688	190.7
Long-term debt	12,038	15,356	514.8
Total liabilities	32,935	39,947	1,339.2
Capital stock	31,164	31,164	1,044.7
Total stockholders’ equity	58,918	61,872	2,074.1

(1)	Amounts translated for convenience at NT$29.83 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$ 29.83 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.53	29.83
2014 (through April 11, 2014)	30.28	30.65	29.90	30.08
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March	30.40	30.65	30.24	30.45
April (through April 11, 2014)	30.17	30.29	29.99	30.08

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Financial Condition and Business

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition

The systemic economic and financial crisis in 2008 and 2009 that affected global businesses including the banking and financial sectors also had an impact on the semiconductor markets, resulting in sharp declines in demand for our semiconductor packaging and testing services from which we generate our revenues. The global economy has been slowly recovering since the end of 2009. However, the global economy is still uncertain and may deteriorate in the future. There were, and could be in the future, domino effects from the global markets turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in service delays, inability of customers to obtain credit to finance purchases of our services, customer insolvencies, weak consumer confidence, diminished consumer and business spending and asset depreciation negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Our operations, in particular our bumping and testing operations have high fixed costs. Our profitability is affected by the capacity utilization rates for our machinery and equipment. In periods of slow demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins. We cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates. The factors affecting our capacity utilization in 2013 included:

•	the continued soft demand for personal computer products and peripherals resulting from after effects of the European debt crisis and macroeconomic uncertainty which the strong demand for cellular phone products could not make up for; and

•	the packaging technology migrating from wire bond to flip chip, which resulted in underutilization of existing wire bonders, as customers demanded flip chip packaging in place of wire bonding services.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2012 and 2013, 57.0% and 60.0% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2013, our largest customer accounted for 8.3% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.

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

Gold wire is a substantial raw material to us. The spot price of gold fluctuates and may be unpredictable. The increase in the price of gold wire will result in the decrease in our gross margin. To the extent we are not able to offset any increases in our raw material costs, our gross margins may be adversely impacted.

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

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce wastewater, industrial waste (liquid waste and solid waste) and flue gas, which are regulated by the government. For example, wastewater is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Wastewater is also produced when lead-frames are plated with solder and cleansed with water after wafer chips are bonded onto them and capsulated by mold resin. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean-up costs.

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

Climate change, other environmental concerns and green initiatives present commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors. Customers may request us to provide information on a particular product’s carbon footprint, which is expressed in terms of the carbon dioxide emission from our manufacture of a product. If we are unable to provide the requested information to customers, or if we provide a higher carbon footprint figure than customers expect, we may also lose market share, which may have an adverse effect on our financial condition and results of operations.

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

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2012 and 2013, sales to our overseas customers accounted for 78.7% and 78.1%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Compliance with laws relating to conflict minerals may increase our costs and lead to reputational challenges.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals originating from the Democratic Republic of Congo, or the DRC, and adjoining countries that are believed to be benefiting armed groups. As a result, the SEC has adopted due diligence, disclosure and reporting requirements for companies which manufacture products that include components containing gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten), regardless of whether the minerals are actually mined in the DRC or adjoining countries. Our first report under these rules will be due on May 31, 2014. In order to comply with the rules and regulations promulgated by the SEC, we will verify all relevant factual data with our vendors in accordance with the industry accepted procedures and the Electronic Industry Citizenship Coalition and Global e-Sustainability conflict minerals reporting template, and file the required reports annually. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required. In addition, such regulations could decrease the availability and increase the prices of components used in our products, particularly if we choose (or are required by our customers) to source such components from different suppliers than we use now. Furthermore, as our supply chain is complex, we expect that the compliance process will be both time-consuming and costly. We may face reputational challenges if we are unable to timely verify the origins of minerals contained in the components included in our products, or if our due diligence process reveals that materials we source originate in the DRC or adjoining countries and benefit armed groups.

Similarly, many countries are considering regulations concerning disclosure and enforcement of human rights within supply chains. Although our own operations comply with the employment and employee rights requirements under the laws of the countries where we have operations, such proposals extend to the operations of suppliers, wherever they may be located. While we require our suppliers and/or our supply chain to abide by the laws and/or requirements of being conflict free, and we believe our suppliers comply with applicable human rights requirements, there can be no guarantee that they will continue to do so, or that we will be able to obtain the necessary information on their activities to comply with whatever future requirements may be enacted.

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

On March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In April 2013, we entered into a settlement agreement with Tessera. The settlement amount of US$30 million was recognized in our 2013 first quarter financial report. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”

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

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2013, the Taiwan Stock Exchange Index peaked at 8,623.43 on December 30 and reached a low of 7,616.64 on January 17. From January 1, 2013 to December 31, 2013, daily closing values of our shares ranged from NT$30.2 per share to NT$39.0 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the P.R.C. are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our products are sold may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2013. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 4,274.67.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2013, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$30.03 per US$1.00 to a low of NT$29.42 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

Any future outbreak of contagious diseases may materially and adversely affect our manufacturing services and operations, as well as our financial condition and results of operations

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or H7N9 avian influenza, may affect our ability to maintain sufficient operating staff and services, and may generally disrupt our operations. An outbreak of influenza on the human population could result in a widespread health crisis which could adversely affect the economies and financial markets of many countries, particularly in Asia. There is no guarantee that any future outbreak of contagious diseases or the measures taken by various countries of the world in response to a future outbreak of contagious diseases will not seriously interrupt our operations or those of our suppliers and customers. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

Changes in P.R.C. foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the P.R.C. government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the P.R.C. government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. The Renminbi appreciated 26.9% against the U.S. dollar between July 21, 2005 and December 31, 2013. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

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

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation

Our corporate affairs are governed by our articles of incorporation and by the laws governing R.O.C. corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under R.O.C. law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” included elsewhere in this annual report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under R.O.C. law.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2013, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2013 or any future taxable year. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the R.O.C. Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is “http://www.spil.com.tw.” Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in P.R.C., a wholly-owned subsidiary to provide assembling and testing service in Suzhou, China. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., in order to simplify our investment structure and reduce management costs.

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

For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures.”

B. Business Overview

Our Business

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. We also offer our customers turnkey service, from packaging and testing to shipment service.

We provide packaging and testing services to more than 100 customers worldwide. For 2013, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. In general, we deal with the Asian subsidiaries of these leading semiconductor suppliers. We currently target customers in the personal computer, communications, consumer integrated circuits and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.

The manufacturing services we offer are customized to the needs of our individual customers. In 2013, 80.7% of our net operating revenues were from packaging services and 19.3% of our net operating revenues were from testing and other services. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2012		2013
	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	35,042	54.2	39,649	57.2
Lead-frame base packages	16,368	25.3	15,290	22.0
Other packages	1,758	2.7	1,014	1.5
Total packaging revenues	53,168	82.2	55,954	80.7
Testing and other revenues	11,487	17.8	13,402	19.3
Total net operating revenues	64,655	100.0	69,356	100.0

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

Our Packaging Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips) and flip-chip ball grid array packages, together with lead-frame packages. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame interposer with gold, copper or silver wires or bumps. Each chip is then encapsulated, generally by molding compound or underfilled in a flip chip ball grid array.

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

In order to reduce the impact from fluctuations in the price of gold wire, we have also been improving our manufacturing process to reduce the diameters of the gold wire used. In addition, we have developed and currently offer copper wire and silver wire bonding processes to replace conventional processes based on gold wire. Copper wire and silver wire bonding processes have gained popularity recently due to the fact that copper and silver prices do not fluctuate as widely as gold prices. Presently, copper wire and silver wire bonding is running at a high growth stage of production for lead-frame and substrate packaging.

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

To address the electronics market demand for higher frequency, higher input/output and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip-chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we successfully established the first 12-inch wafer bumping technology in the world. Flip-chip ball grid array is a high-end, high-growth packaging technology typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific integrated circuits. The flip-chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We have also developed thin and small package, or CSPs, on flexible or rigid substrates as well as lead-frames, which are suitable for the portable consumer market. Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for “System-in-Package,” or SiP, for applications in personal computers, communications devices and consumer products.

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

Final Testing. We provide final testing services for a wide variety of logic and mixed signal and RF integrated circuit packages and other integrated circuit packages, including complex and high-performance integrated circuits, as well as lower-performance ones. High-performance products include personal computer-related components such as CPU chipsets and graphic processors, while major lower-performance products include integrated circuits used in consumer electronics products.

Tooling Design. We provide change kit and socket design services for mixed signal and RF integrated circuits.

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

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2012 and 2013, 57.0% and 60.0% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2013, our largest customer accounted for 8.3% of our net operating revenues. Our representative customers as of December 31, 2013 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. In general, we deal with the Asian subsidiaries of these leading semiconductor suppliers.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2012		2013
	NT$	%	NT$	%
	(in millions, except percentages)
U.S. and Canada	32,442	50.2	33,974	49.0
Taiwan	13,752	21.3	15,183	21.9
Others(1)	18,461	28.5	20,199	29.1

Total	64,655	100.0	69,356	100.0

(1)	Include primarily Singapore, China, Germany and Korea.

Sales from purchase orders received from outside of Taiwan accounted for 78.7% and 78.1% of our net operating revenues in 2012 and 2013, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our customers, including AMD and NVIDIA Corp., are world-leading suppliers of graphic chipsets. Our customers mainly require chip scale packages and flip chip packages.

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

In addition, our subsidiary Siliconware U.S.A. has offices in San Jose, San Diego and Huntington Beach, California, Tempe, Arizona and Lewisville, Texas, which facilitate communications and maintain relationships with companies headquartered in North America. We also have established our Japan office in Tokyo and Singapore office to give our customers support in closer proximity.

Quality Control

We employ quality control procedures at every critical manufacturing stage, with the aim of identifying and solving problems at the earliest possible stage of the production process. Our quality control procedures include statistical process control, which involves sampling tests to control and monitor the production process. Such tests include optical scanning and reliability tests, which include temperature and humidity tests, pressure and stress tests and test for resistance to solvents. If a problem is detected, failure analysis will be used to determine the cause. Visual inspection and optical scanning are performed on all assembled semiconductor devices to test for lead coplanarity and integrity. Assembled chips are tested on a sample basis for open shorts in inter connections. To ensure that our quality control procedures are effectively applied, production line employees are provided with periodic training. We have also implemented systems on our production floor which are designed to ensure the accurate use of required materials, parts, equipment and machinery for manufacturing each product.

Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1993, QS 9000 in 1999 and ISO 14001 in May 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in 2003, OHSAS 18001 certification for safety and health management system in 2004, QC080000 certification for hazardous substance process management in 2008, TL9000 certification for telecommunications quality management system in July 2012, and ANSI/ESD S20.20 certification for ESD control program to protect sensitive products from electrostatic discharge damage in June 2013.

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.8% in 2013. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to substrates, lead-frames, wafer level packages or system in packages.

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

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2012 and 2013, our research and development expenses amounted to NT$2,559 million and NT$3,407 million (US$114.2 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2013, the spot price of gold fluctuated from a low of approximately US$1,195.25 per ounce to a high of approximately US$1,693.75 per ounce. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameters of the gold wire used. In addition, we are continuing to develop copper wire bonding processes. Our major suppliers of raw materials, which include Nanya Printed Circuit Board Corp., Unimicron Technology Corp. and Kinsus Interconnect Technology Corp., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2012 and 2013, our raw material costs were 49.7% and 45.3%, respectively, of operating costs.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Kulicke & Soffa Industries Inc., DISCO Corporation and Applied Materials South East Asia Pte, Ltd.

Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Advantest Taiwan Inc., Teradyne Inc. and Kanematsu Corporation.

As of December 31, 2013, we operated 6,050 wire bonders and 331 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,709 wire bonders and 51 testers in the P.R.C. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan, Singapore and the United States engaged in related semiconductor packaging and testing businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•	Unimicron Technology Corporation, or Unimicron. As of December 31, 2013, we held a 4.97% equity interest in Unimicron, a supplier of semiconductor raw materials, including substrates.

•	ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. As of December 31, 2013, we held a 7.06% equity interest in ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company.

•	ChipMOS Taiwan. As of December 31, 2013, we held a 15.78% equity interest in ChipMOS Taiwan, which is engaged in packaging and testing services for flat-panel display drivers and advanced memory products.

•	In order to enhance our assembly-related techniques, we purchased preferred stock of Vertical Circuits, Inc, or VCI. Our ownership in VCI remained approximately 30.68% as of December 31, 2013. VCI’s board of directors resolved to file for bankruptcy protection in July 2012. Accordingly, we recognized an impairment loss of NT$94.4 million in 2012.

•	AcSiP Technology Corp., or AcSiP. As of December 31, 2013, we owned approximately 11.99% of AcSiP, a provider of single and integrated wireless system-in-package solutions.

•	In order to develop new generation substrates and increase substrate supply sources, we acquired 22,865,385 shares of Microcircuit Technology (S) Pte. Ltd., or MCT, a substrate supplier located in Singapore, for US$20.5 million in July 2012. In December 2013, we invested another US$ 1.06 million and our total holdings increased to 24,039,552 shares. Our percentage of ownership in MCT remains at approximately 42.27%.

Intellectual Property

As of December 31, 2013, we held 383 Taiwan patents, 358 U.S. patents and 95 P.R.C. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2013, we also had a total of 166 pending patent applications in the United States, 325 in Taiwan and 223 in the P.R.C. In addition, “SPIL” is registered as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property for the years ended December 31, 2012 and 2013 were immaterial compared to our revenues.

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

Environmental Matters

The principal pollutants produced during semiconductor packaging are wastewater, industrial waste (liquid waste and solid waste) and flue gas from the processes including solder plating, wafer grinding and die sawing. During these processes, wastewater is produced when water is used for cooling and rinsing wafers while they are being sawed and ground or for rinsing semiconductor chips when lead-frames are being plated.

In addition, solid waste materials are produced during the packaging process including scraps such as metal lead-frame, printed-circuit-board-like substrate and excess molding resin.

As for the newly developed bumping process, wastewater is produced when water is used for rinsing wafers in the processes of etching and solder deposition. Flue gas comes from the emissions of solvents that are used for coating, developing during the bumping process. Liquid waste is mainly derived from photo resistant strip and bumping plating.

To mitigate environmental claims, we maintain pollution control facilities in good conditions at all of our factories. We have installed various types of pollution control equipment dedicated to different properties of pollutants for the best treatment of flue gas and wastewater in our factories. As part of our pollution control programs, we also subcontract certain industrial waste disposal and recycling work to suppliers who are qualified by the Environmental Protection Administration. Furthermore, we also actively monitor any changes in the international environmental requirements in the electronic and semiconductor industries in order to respond quickly to such changes. We believe that we are in compliance with the applicable environmental requirements of semiconductor industries and regulations in Taiwan in all respects.

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

We also have taken various energy saving and carbon reduction measures to reduce our greenhouse gas emissions. Since 2005, we have conducted annual greenhouse gas emission inventories. We also have been disclosing through the Carbon Disclosure Project since 2007. In 2010, we completed our greenhouse gas inventory and verification of all factories and dormitories in Taiwan according to the ISO 14064-1 standard. Moreover, we completed product carbon footprint inventory and verification for a particular product (TFBGA) in 2011, in accordance with the PAS 2050 standard. In order to control energy usage, we have conducted the ISO 50001 energy management system and obtained the certification in 2013.

Insurance

We have insurance policies covering physical damage to buildings, equipment and inventories caused by natural disasters and other perils, and the loss of gross profit caused by the insured perils. We also insure ordinary transit and transportation risks for delivery of our inventories and products resulting from our services.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$15,142 million and NT$14,979 million (US$502.1 million) in 2012 and 2013, respectively. Our initial budget for capital expenditures for 2014 is approximately NT$14,700 million (US$492.8 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2014 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions)
Equipment purchases	14,157	12,632	423.45
Land and building construction and purchases	985	2,347	78.68

Litigation

On March 1, 2006, we were informed of the California Litigation brought by Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services infringe patents owned by Tessera and that we breached a license agreement with Tessera. In April 2013, we settled the California Litigation by agreeing to pay US$30 million. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Technologies — Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive.”

C. Organizational Structure

The following table sets forth certain information as of December 31, 2013 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4		100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3		100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2		100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	130.0	(1)	100.00%

(1)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2013.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities	Hsinchu, Taiwan	US$	1.3		7.06%
Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Taoyuan, Taiwan	NT$	15,386		4.97%
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits	Hsinchu, Taiwan	NT$	8,429		15.78%
Hsieh Yong Capital Co., Ltd	Investment activities	Taipei, Taiwan	NT$	7,631		7.58%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(1)	4.00%
AcSiP Technology Corp.	Researching, designing and selling RF modules	Taoyuan, Taiwan	NT$	202		11.99%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property	Scotts Valley, CA, USA	US$	0	(2)	30.68%
Microcircuit Technology (S) Pte. Ltd	Designing, manufacturing, and selling substrates	Singapore	US$	65.3		42.27%

(1)	Contributed capital.
(2)	Vertical Circuits, Inc. filed for bankruptcy protection in July 2012.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2013.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		6,050 wire bonders and 331 testers(3)
CS Facility II	Taichung, Taiwan	141,000	47,000
HS Facility III	Hsinchu, Taiwan	95,000	26,500	(2)
CH Facility IV	Changhua, Taiwan	130,000	42,000
SZ Facility V	Suzhou, China	74,000	148,500	(2)	1,709 wire bonders and 51 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, HS Facility III and CH Facility IV.

Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are located at Facility II.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to IFRS. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report.

A. Operating Results

Overview

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced substrate packages such as flip-chip ball grid packages, together with lead-frame packages, and testing services for logic and mixed signal devices. We also offer our customers complete turnkey solutions, including packaging, testing and drop shipment service.

We recorded operating income of NT$6,388 million and NT$7,935 million (US$266.0 million) in 2012 and 2013, respectively. This increase was mainly attributable to the increase in revenue and continuing improvements in our cost structure. See “Results of Operations.”

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

To counter the effects of decreasing average selling prices, we will continue to attempt to:

•	negotiate better pricing terms with our suppliers, including quantity discounts;

•	find less expensive alternative sources of raw materials;

•	maximize production efficiency of our equipment; and

•	engage in utility conservation programs.

We do not maintain reserves for cancellations or variations in customer orders.

General Factors Affecting Our Results of Operations

General factors affecting our results of operations are the global economy and conditions in the semiconductor markets. In addition, our results of operations were also affected by gold prices, the fluctuation of the New Taiwan Dollar and rising wage levels.

Consolidation

In accordance with IFRS, we consolidated four subsidiaries: SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited and Siliconware Technology (Suzhou) Limited, each in which we own a 100% equity interest.

Mix of Services

The following table shows, for the periods indicated, the amount of our packaging by package types and testing revenues, which are more fully described in “Item 4. Information on the Company—B. Business Overview—Our Business.”

	Years Ended December 31,
	2012		2013
	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	35,042	54.2	39,649	57.2
Lead-frame base packages	16,368	25.3	15,290	22.0
Other packages	1,758	2.7	1,014	1.5
Total packaging revenues	53,168	82.2	55,954	80.7
Testing and other revenues	11,487	17.8	13,402	19.3
Total net operating revenues	64,655	100.0	69,356	100.0

Expansion and Utilization Rate

As we focus on aligning our capacity to meet changing customer demand, the number of our wire bonders decreased from 7,805 as of December 31, 2012 to 7,759 as of December 31, 2013.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 93% and 88% in 2012 and 2013, respectively.

Recent Accounting Changes

In accordance with the requirements of the FSC beginning on January 1, 2013, we have adopted Taiwan IFRS, for reporting our annual and interim consolidated financial statements in the R.O.C. There are certain material differences between Taiwan IFRS and IFRS. We will furnish a report on Form 6-K in April 2014 explaining the impacts of differences between Taiwan IFRS and IFRS with respect to our consolidated financial results in 2013.

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2013, which have been prepared in accordance with IFRS as issued by the IASB.

Historically, we prepared our financial statements in accordance with R.O.C. GAAP. As of January 1, 2013, we have adopted IFRS as issued by the IASB, and prepared our first consolidated financial statements in accordance with IFRS 1 First-time of adoption of IFRS. Starting January 1, 2013, we have prepared our consolidated financial information in accordance with IFRS. A description of the principal differences between our previous accounting standards and IFRS and the impacts of transition to IFRS is provided in note 37 to our consolidated financial statements included in this annual report.

Applications of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory reserves, deferred tax asset valuation allowance, employee bonuses, and impairment of long-lived assets and equity investments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. Further discussion of these critical accounting estimates and policies is included in the notes to our consolidated financial statements.

The accounting policies set out below have been applied consistently by us and our subsidiaries to all periods presented in these consolidated annual financial statements and in preparing the opening IFRS statement of financial position as of January 1, 2012 for the purposes of the transition from R.O.C. GAAP to IFRS, unless otherwise indicated.

We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition

We principally provide assembly and testing services of integrated circuits, which may be assembly only, testing only or turnkey solutions. We recognize revenues when:

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity;

•	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

•	the costs incurred for the transaction and the cost to complete the transaction can be measured reliably.

The revenue amount to be recognized is based on the agreed price by both parties of the transaction and the stage of completion. Sales allowance is estimated based on historical experiences and recorded as a deduction to the revenue.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. We record accounts receivable expected to be collected over one year at present value by using predetermined interest rate whereas those expected to be collected within one year are not reported at present value due to the fact that the difference between the maturity value and the fair value discounted by implicit interest rate is immaterial and the frequency of transactions is high. The allowance for doubtful accounts is provided based on the estimated allowance to be incurred and is recorded as deduction of accounts receivable.

Inventory Reserves

In general, raw materials are purchased based on the customers’ forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our excess raw material orders, we would experience a buildup in our raw material inventory. We could either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or in using such excess inventory in production, which we would consider as part of our reserve estimate. Our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory would not be utilized in production, it is written off and disposed of. Actual demand may differ from our forecast and may result in additional reserve.

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

Impairment of Long-Lived Assets

We review long-lived assets for the purpose of determining the amount of impairment quarterly under IFRS. We perform impairment test whenever an event occurs or evidence indicates that the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of the fair value less cost to sale or value in use. The fair value less cost to sale is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.

An impairment loss recognized in prior years is reversed if such impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

In 2012 and 2013, we recognized an impairment charge of NT$192 million and NT$112 million (US$3.8 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost of sale. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2012 and 2013.

Provision for Income Taxes and Deferred Tax Assets and Liabilities

As of December 31, 2013, we had approximately NT$138 million (US$4.6 million) of net deferred income tax assets related principally to investment tax credits that expire at various dates through 2015, and deferred tax liabilities for an additional 10% undistributed earnings tax. Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

Operating Costs

Our operating costs consist principally of:

•	cost of raw materials purchased for semiconductor packaging services;

•	direct labor costs; and

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs and utilities.

Operating Expenses

Our operating expenses consist of the following:

•	Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, other marketing expenses, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation on and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Taxation

The corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the offering of American depository receipts and capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. However, these tax exemptions expired in December 2012 and May 2013, respectively. Tax savings amounted to approximately NT$93 million in 2012 and NT$25 million (US$ 0.8 million) in 2013.

Furthermore, the Industrial Development Bureau of the Ministry of Economic Affairs granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013. As such, this five-year tax exemption may start from a year we elect between 2013 and 2016. We have not yet elected a start year for this tax exemption, but intend to do so in 2014.

We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$ 238 million and NT$ 336 million (US$ 11.3 million) in 2012 and 2013, respectively. In 2012 and 2013, our effective income tax rates were 11.34% and 12.30%, respectively.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2012	2013
	%	%
Net operating revenues	100.0	100.0
Operating costs	81.8	79.2

Gross profit	18.2	20.8

Operating expenses:
Selling expenses	1.2	1.2
General and administrative expenses	3.1	3.3
Research and development expenses	4.0	4.9

Operating expenses	8.3	9.4

Operating income	9.9	11.4
Net non-operating (expense) revenue	0.6	(0.7)

Income before income tax	10.5	10.7
Income tax expense	1.9	2.3

Net income	8.6	8.4

The Year ended December 31, 2013 compared to the Year Ended December 31, 2012

Net operating revenues. Net operating revenues increased by 7.3% from NT$64,655 million in 2012 to NT$69,356 million (US$ 2,325.0 million) in 2013. The increase in net operating revenues was primarily due to the increase in semiconductor demand.

Substrate base package sales increased by 13.1% from NT$35,042 million in 2012 to NT$39,650 million (US$ 1,329.2 million) in 2013. The increase in substrate base package sales was due to the increase in advanced packaging sales. In 2013, substrate base package accounted for 57.2% of our net operating revenues, up from 54.2% in 2012.

Lead-frame base package sales decreased by 6.6% from NT$16,368 million in 2012 to NT$15,290 million (US$512.6 million) in 2013. The decrease in lead-frame base package sales was attributable to the drop in average selling price and customers converting from lead-frame to substrate products. In 2013, lead-frame base package accounted for 22.0% of our net operating revenues, down from 25.3% in 2012.

Gross profit and gross margin. Our gross profit increased by 22.9% from NT$ 11,739 million in 2012 to NT$ 14,431 million (US$ 483.8 million) in 2013 mainly due to the increase of operating revenues. Our gross margin (gross profit as a percentage of net operating revenues) increased from 18.2% in 2012 to 20.8% in 2013, mainly attributed to favorable product mix and effective internal cost management. Our operating costs increased by 3.8% from NT$52,916 million in 2012 to NT$54,926 million (US$1,841.3 million) in 2013, in line with our increase in operating revenues.

Operating expenses. Operating expenses increased by 21.4% from NT$5,351 million in 2012 to NT$6,495 million (US$ 217.7 million) in 2013. Operating expenses as a percentage of net operating revenues was 8.3% and 9.4% in 2012 and 2013, respectively.

Selling expenses. Selling expenses increased by NT$31 million between these two years mainly due to the increase in commission expense.

General and administrative expenses. General and administrative expenses increased by NT$265 million mainly due to the increase in salary expense.

Research and development expenses. Research and development expenses increased by NT$848 million mainly due to the increase in salary expense and development expenses for new products.

Operating income and operating margin. We recorded operating income of NT$ 6,388 million and an operating margin of 9.9% (operating income as a percentage of net operating revenues) in 2012 and generated operating income of NT$7,935 million (US$266.0 million) and operating margin of 11.4% in 2013. The increase in operating margin was primarily due to the increase in our sales revenues.

Net non-operating income. Our net non-operating income decreased from gains of NT$404 million in 2012 to losses of NT$486 million (US$16.3 million) in 2013. The decrease in net non-operating income was primarily due to the settlement loss with Tessera.

Income tax expense. We recognized income tax expense of NT$1,230 million in 2012 compared to NT$1,607 million (US$53.9 million) in 2013 primarily due to an increase in taxable income.

Net income. As a result of the factors discussed above, our net income increased from NT$5,562 million in 2012 to NT$5,842 million (US$195.8 million) in 2013.

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

Liquidity

As of December 31, 2013, our primary source of liquidity was NT$16,975 million (US$ 569.1 million) of cash and cash equivalents. As of December 31, 2013, we had total availability under existing short-term lines of credit of NT$8,446 million (US$282.9 million) from seven domestic and foreign financial institutions, of which NT$2,667 million (US$89.3 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$5,000 million and US$150 million for capacity expansion and working capital purposes. This facility is a long-term floating interest rate credit facility expiring on October 29, 2015. On November 5, 2010, we drew down NT$4,377 million from this credit facility. On September 30, 2011, we drew down NT$5,000 million from this credit facility. On April 29, 2013, we repaid NT$833 million and US$25 million, and on October 29, 2013, we repaid the same amounts again. We entered into a credit facility led by Mega International Commercial Bank in August 2012 in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term floating interest rate credit facility expiring on August 10, 2017. On August 31, 2012, we drew down NT$1,500 million and US$150 million from this credit facility. On June 30 and September 30, 2013, we drew down NT$1,757 million and USD$100 million from this credit facility respectively. We entered into a credit facility led by China Development Industrial Bank in November 2013 in the amount of NT$1.5 billion for working capital purposes. This facility is a long-term floating interest rate credit facility expiring on December 31, 2016. On December 31, 2013, we drew down NT$1.5 billion from this credit facility. As of December 31, 2013, we had short-term and long-term borrowings of NT$2,534 million (US$84.9 million) and NT$18,540 million (US$621.5 million), exclusive of loan arrangement fees of NT$30 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	13,366	17,748	595.0
Net cash used in investing activities	(15,872)	(15,588)	(522.6)
Net cash provided (used) in financing activities	2,520	(1,150)	(38.6)
Effect of exchange rate changes on cash	(100)	113	3.8

Net (decrease) increase in cash and cash equivalents	(86)	1,123	37.6

Net Cash Provided by Operating Activities

In 2013, net cash provided by operations was NT$17,748 million (US$595.0 million) compared to NT$13,366 million in 2012. The increase in net cash provided by operating activities was primarily the result of an increase of net income and depreciation in 2013.

Net Cash Used in Investing Activities

In 2013, cash used in investing activities was NT$15,588 million (US$522.6 million) compared to NT$15,872 million in 2012. The decrease in net cash used in investing activities was primarily the result of a decrease in cash invested in the investments accounted for using the equity method.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was NT$1,150 million (US$38.6 million) in 2013. In 2013, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$5,141 (US$172.3 million).

Net cash provided by financing activities was NT$2,520 million in 2012. In 2012, net cash provided by financing activities reflected primarily proceeds from borrowings of NT$6,980 million and the payment of stockholders’ dividends of NT$4,371 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2014 is approximately NT$14,700 million (US$492.8 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2014 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. We entered into a multi-purpose credit facility led by Mega International Commercial Bank in October 2010 in the amounts of NT$ 5,000 million and US$ 150 million for capacity expansion and working capital purposes. This facility is a long-term credit facility expiring on October 29, 2015. On November 5, 2010, we drew down NT$4,377 million from this credit facility. On September 30, 2011, we drew down NT$5,000 million from this credit facility. On April 29, 2013, we repaid NT$833 million and US$25 million, and on October 29, 2013, we repaid the same amounts again. We entered into a credit facility led by Mega International Commercial Bank in August 2012 in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term credit facility expiring on August 10, 2017. On August 31, 2012, we drew down NT$1,500 million and US$150 million from this credit facility. On June 30 and September 30, 2013, we drew down NT$1,757 million and USD$100 million from this credit facility respectively. We entered into a credit facility led by China Development Industrial Bank in November 2013 in the amount of NT$1.5 billion for working capital purposes. This facility is a long-term floating interest rate credit facility expiring on December 31, 2016. On December 31, 2013, we drew down NT$1.5 billion from this credit facility.

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

Inflation

The inflation rate in Taiwan was 1.42% in 2011, 1.93% in 2012 and 0.79% in 2013. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

In May 2013, the IASB issued IFRIC Interpretation 21: Levies, an Interpretation on the accounting for levies imposed by governments. It addresses the accounting for levies imposed by governments in accordance with legislation, other than income tax. A liability to pay a levy shall be recognized in accordance with IAS 37 “Provisions, contingent liabilities and contingent assets.” The interpretation is effective for reporting periods starting from January 1, 2014.

We are assessing the influence of the new standards, interpretations and amendments above, and have not yet been able to reliably estimate the impacts on the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2013. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2013, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2013.

	Payments Due by Period
Contractual Obligations (1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(2)	18,540	3,159	11,807	3,574	—
Short-term loans	2,534	2,534	—	—	—
Operating leases (3)	802	596	124	22	60

Total contractual cash obligations	21,876	6,289	11,931	3,596	60

(1)	Excludes interest payments and loan arrangement fees.
(2)	The interest expenses for long-term loans are calculated based on floating interest rates.
(3)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and California, U.S.A.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated statement of financial position as of December 31, 2013 include NT$984 million (US$33.0 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$50 million (US$1.7 million) to the pension plan in 2014.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table shows information regarding all of our directors, supervisors and executive officers as of March 31, 2014. The business address of our directors, supervisors and executive officers is the same as our registered address.

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Bough Lin	62	Chairman; Executive Vice President	30	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	66	Vice Chairman; President	30	Director of SPIL’s subsidiaries.
Wen-Lung Lin	62	Director	9	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	59	Director; Senior Vice President; Chief Operating Officer	30	Director of SPIL’s subsidiary.
Wen-Jung Lin	67	Director	23	None
Cheng-Chich Huang	65	Independent Director(1)	3	Chairman of Li Fu Investment
Randy Hsiao-Yu Lo	57	Director	3	President & CEO, Siliconware, USA, Inc.
Ing Dar Liu	63	Independent Director(1)	9	Chairman of Jing-Hong Investment.
Jing-Shan Aur	65	Independent Director(1)	9	Director of RSEA Engineering Corp.
Wen-Lung Cheng	66	Supervisor	12	Chairman of Joinwin Investment; Chairman of Collamatrix Co, Ltd Director of SPIL’s subsidiary;
Wen-Ching Lin	58	Supervisor	3	Chairman of Young Fong Investment
Yu-Hu Liu	57	Supervisor	3	None
Kun-Yi Chien	58	Senior Vice President	25	Director of MCT
Mike Ma	54	Vice President	4	None
Chien-Hua Chen	59	Vice President	15	None
Eric Wu	48	Vice President	13	None
C.S Hsiao	55	Vice President	27	None
John Yu	49	Vice President	22	None
Patrick Lin	57	Vice President	13	None
Eva Chen	56	Vice President; Chief Financial Officer	9	None
Ching-Yu Hsu	51	Vice President	26	None
Jas Hsieh	63	Vice President	11	None
River Gu	55	Vice President	26	None
David Tseng	51	Vice President	29	None
M.S. Chang	53	Vice President	27	None

(1)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

Bough Lin is our chairman and executive vice president. He has been our director since August 1984. Mr. Lin is also currently a director of our subsidiaries, SPIL (B.V.I.) Holding Ltd. and Siliconware U.S.A., Inc., as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics. In addition, Mr. Lin is brother of Wen-Ching Lin, and the brother-in-law of Wen-Lung Cheng, both of whom are our supervisors. Mr. Lin is a cousin of Mr. Wen-Jung Lin, our director.

Chi-Wen Tsai is our vice chairman and president. He has been our director since August 1984. Mr. Tsai is also a director of our subsidiaries, SPIL (Cayman) Holding Ltd., Siliconware Technology (Suzhou) Ltd. and Siliconware U.S.A., Inc., as our representative. He graduated from the National Taipei Institute of Technology in Taiwan in 1969 with a Bachelor’s degree in electrical engineering.

Wen-Lung Lin has been our director since June 2005. He graduated from Taichung Commercial College in Taiwan with a Bachelor’s degree. Mr. Lin is currently the chairman of Ku-Ming Investment Co.

Yen-Chun Chang is our senior vice president and chief operating officer. He has been our director since August 1984. He is also currently a director of our subsidiary, Siliconware Technology (Suzhou) Ltd. as our representative. Mr. Chang graduated from Nan Tai College in Taiwan in 1976 with a Bachelor’s degree in electronic engineering.

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

Kun-Yi Chien is our senior vice president of Administration Management Center. He graduated from Tunghai University in 2009 with an EMBA.

Mike Ma is our vice president of Corporate Research and Development. Before joining us, Mr. Ma was the director in charge of the corporate research and development division of United Microelectronics Corporation. He graduated from North Carolina State University in the U.S.A. in 1992 with a PhD in materials engineering.

Chien-Hua Chen is our vice president of Europe Sales/North America Customer Service. Before joining us, Mr. Chen was the general manager of Ling Sheng Co. He graduated from Arizona State University in the U.S.A. in 1984 with a Master’s degree in electrical engineering.

Eric Wu is our vice president of Hsin Chu Branch (Testing). Before joining us, Mr. Wu was the director in charge of test development division of Caesar Tech. Inc. He graduated from ChungYuan Christian University in Taiwan in 1989 with a Bachelor’s degree in electronic engineering.

C.S Hsiao is our vice president of Central Engineering. He graduated from Feng Chia University in Taiwan in 1982 with a Bachelor’s degree in chemical engineering.

John Yu is our vice president of Asia District Sales. He graduated from National Taiwan University of Science and Technology in Taiwan in 1992 with a Bachelor’s degree in industrial engineering and management.

Patrick Lin is our vice president of Operation Supporting Division. Before joining us, Mr. Lin was the director in charge of operation support of Orient Semiconductor Electronics. He graduated from Tamkang University in Taiwan in 1981 with a Bachelor’s degree in international trade.

Eva Chen has been our chief financial officer since 2005. She graduated from National Chung Cheng University in Taiwan in 2007 with a Master’s degree in accounting and information technology.

Ching-Yu Hsu is our vice president of Operation Business Unit 2. He graduated from Chin-Yi College of Technology in Taiwan in 1983 with a Bachelor’s degree in electronic engineering.

Jas Hsieh is our vice president of Quality & Reliability Center. Before joining us, Mr. Hsieh was the vice president in charge of quality & reliability division of Advanced Semiconductor Engineering, Inc. He graduated from Feng Chia University in Taiwan in 1974 with a Bachelor’s degree in mechanical engineering.

River Gu is our vice president of Operation Business Unit 1. He graduated from Feng Chia University in Taiwan in 1985 with a Bachelor’s degree in electronic engineering.

David Tseng is our vice president of Operation Business Unit 5. He graduated from Oriental Institute of Technology in Taiwan in 1983 with a Bachelor’s degree in electrical engineering.

M.S. Chang is our vice president of Operations Planning Division. He graduated from Feng Chia University in Taiwan in 2005 with a Master’s degree in industrial engineering and systems management.

B. Compensation of Directors, Supervisors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2013 was NT$234 million (US$7.9 million). According to our articles of incorporation, remuneration provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.

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

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2012 and 2013, we, together with our subsidiaries, had 21,566 and 22,799 full-time employees, respectively. Of these employees, as of December 31, 2013, 19,733 were located in Taiwan, 3,000 were located in Mainland China, and 66 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We accrued employees’ cash bonuses of NT$469 million (US$15.7 million) in 2013.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor unions.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors, supervisors and executive officers as of March 31, 2014, our most recent record date.

Name	Number of Shares Owned	Percentage of Shares Owned
Bough Lin	68,674,075	2.20%
Chi-Wen Tsai	43,675,555	1.40%
Wen-Lung Lin	20,754,751	*
Yen-Chun Chang	11,683,417	*
Wen-Jung Lin	4,481,914	*
Cheng-Chich Huang	746,737	*
Ing-Dar Liu	350,000	*
Jing-Shan Aur	146,292	*
Randy Hsiao-Yu Lo	472	*
Wen-Lung Cheng	10,133,937	*
Yu Hu Liu	7,438,972	*
Wen-Ching Lin	11,200,000	*
Kun-Yi Chien	516,029	*
Chien-Hua Chen	36,668	*
C.S Hsiao	140,408	*
John Yu	203,894	*
Eric Wu	32,737	*
Mike Ma	120,000	*
Ching-Yu Hsu	0	*
Patrick Lin	206,039	*
Eva Chen	600,164	*
Jas Hsieh	166,000	*
River Gu	40,000	*
David Tseng	70,000	*
M.S. Chang	225,000	*

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of July 24, 2011, July 22, 2012 and July 21, 2013 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 24, 2011				July 22, 2012				July 21, 2013(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned
Citibank(2)	537,737,915		17.26%		370,936,720		11.90%		328,687,565		10.55%
JPMorgan in Custody for Capital Income Builder Inc.	173,970,300		5.58%		173,970,300		5.58%		202,563,300		6.50%
Cathay Life Insurance Company Ltd.	45,282,000		1.45%		122,634,000		3.94%		102,437,000		3.29%
Shin Kong Life Insurance Company Ltd.	66,008,000		2.12%		72,602,000		2.33%		94,744,000		3.04%
Nan Shan Life Insurance Company Ltd.	10,461,864		0.34%		15,513,864		0.5%		76,594,864		2.46%
Bough Lin	68,674,075		2.20%		68,674,075		2.20%		68,674,075		2.20%
JP Morgan in Custody for Capital World Growth and Income Fund Inc.	139,165,000		4.47%		66,700,000		2.14%		66,700,000		2.14%
Ku-Ming Investment Company Ltd.(3)	56,112,878		1.80%		56,112,878		1.80%		56,112,878		1.80%
Chi-Wen Tsai	43,175,555		1.39%		43,175,555		1.39%		43,675,555		1.40%
Government of Singapore	30,880,463		0.99%		53,001,463		1.70%		42,290,463		1.36%
Directors and Supervisors as a group	179,490,122	(4)	5.76	%(4)	179,279,122	(5)	5.76	%(5)	179,286,122	(6)	5.75	%(6)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs.
(3)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(4)	As of March 31, 2012.
(5)	As of March 31, 2013.
(6)	As of March 31, 2014.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2014, a total of 54,496,997 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C. As of March 31, 2014, 272,485,115 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADS facility. Citibank, N.A. has advised us that as of March 31, 2013, 54,496,997 ADSs, representing 272,485,115 common shares, were held of record by Cede & Co. and 13 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Vertical Circuits, Inc.

In recent years, we have been licensing packaging technologies from VCI. In order to enhance assembly-related techniques, we purchased preferred stocks of VCI for US$5 million in December 2010. Our percentage of voting right in VCI is approximately 30.68%. Therefore, VCI became a related party of our company. VCI’s board of directors resolved to file for bankruptcy protection in July 2012. Accordingly, we recognized an impairment loss to all of its residual book value of NT$94.4 million.

AcSiP Technology Corp.

In order to develop our System in Package (SiP) module business, we purchased 1.75 million common shares of AcSiP for NT$50.75 million (US$1.68 million) and obtained 20% of the voting rights of AcSiP in May 2011. As a result of an increase in AcSiP’s issued shares, our ownership share in AcSiP decreased to 11.99% as of December 31, 2013. We assess and determine that we maintain significant influence over the investee through representation on and participation in AcSiP’s board of directors, and therefore we continue to record the investment in AcSiP under the equity method.

Microcircuit Technology (S) Pte. Ltd.

In order to develop new generation substrates and increase substrate supply sources, we acquired 22,865,385 shares of MCT, a substrate supplier located in Singapore, for US$20.5 million in July 2012. In December 2013, we invested another US$1.06 million and our total holdings increased to 24,039,552 shares. Our percentage of ownership in MCT remains at approximately 42.27%.

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

	Cash Dividend per share		Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)		(NT$)
1995	0		4.00	70,048,800	280,668,000
1996	0		6.00	168,400,800	457,800,000
1997	0		4.00	183,120,000	654,200,000
1998	0		3.60	235,512,000	904,162,000
1999	0		2.30	207,957,260	1,127,092,402
2000	0		1.40	157,793,537	1,449,882,870
2001	0		1.45	235,421,212	1,852,761,683
2002(3)	0		0	—	1,853,668,683
2003(4)	0		0	—	1,876,625,683
2004	0.35		1.00	189,447,578	2,105,073,060
2005	0.75		0.80	168,889,805	2,328,919,337
2006	1.73		1.00	241,014,905	2,887,757,426
2007	3.40		0.20	58,672,538	3,073,424,534
2008	4.50		0.10	30,746,975	3,152,589,871
2009	1.80		0	0	3,116,361,139
2010	2.58		0	0	3,116,361,139
2011	1.62		0	0	3,078,319,139
2012	1.42		0	0	3,078,319,139
2013	1.67	(5)	0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per share. The number of shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of shares owned by the shareholder and divided by the par value of NT$10 per share.
(2)	Total number of shares issued as stock dividends include shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.
(5)	Of which NT$0.30 per share is from our capital reserve and NT$1.37 per share is from earnings distribution.

B. Significant Changes

Our net operating revenues on a consolidated basis for the three months ended March 31, 2014 amounted to NT$18,060 million. Our net operating revenues for the first three months of 2014 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2014. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2009	48.90	25.90	28,392	8,188.11	4,242.61
2010	46.65	28.85	34,367	8,972.50	7,071.67
2011	41.25	23.45	38,160	9,145.35	6,633.33
2012	36.50	26.80	51,215	8,144.04	6,894.66
First Quarter	35.80	26.80	47,362	8,144.04	6,952.21
Second Quarter	36.50	29.10	48,902	7,862.90	6,894.66
Third Quarter	34.20	28.10	53,272	7,781.91	6,970.69
Fourth Quarter	33.55	27.35	54,871	7,757.09	7,088.49
2013	39.00	30.20	45,141	8,623.43	7,616.64
First Quarter	34.20	30.20	48,600	8,038.72	7,616.64
Second Quarter	37.70	31.45	37,308	8,398.84	7,663.23
Third Quarter	39.00	32.00	48,696	8,299.12	7,814.38
Fourth Quarter	36.65	33.75	46,011	8,623.43	8,099.45
November	35.10	33.75	48,586	8,406.83	8,099.45
December	36.40	34.40	43,144	8,623.43	8,313.87
2014 (through April 11, 2014)	43.25	35.40	40,502	8,948.10	8,264.48
First Quarter	41.85	35.40	40,204	8,849.28	8,264.48
January	38.00	35.50	41,739	8,625.30	8,462.57
February	38.80	35.40	54,698	8,639.58	8,264.48
March	41.85	37.45	27,155	8,849.28	8,554.54
April (through April 11, 2014)	43.25	41.20	42,358	8,948.10	8,857.42

Sources: Taiwan Stock Exchange Statistical Data 1999-2014, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$	(in thousands of shares)
2009	8.11	3.85	2,241,612
2010	5.86	4.46	1,945,648
2011	7.15	3.93	2,166,958
2012	6.04	4.52	969,389
First Quarter	6.04	4.52	1,567,231
Second Quarter	5.99	4.86	1,092,408
Third Quarter	5.80	4.59	633,792
Fourth Quarter	5.67	4.75	584,600
2013	6.50	5.06	620,944
First Quarter	5.83	5.06	758,372
Second Quarter	6.27	5.27	831,314
Third Quarter	6.50	5.24	534,522
Fourth Quarter	6.19	5.64	368,156
November	5.90	5.64	379,855
December	6.08	5.80	363,229
2014 (through April 11, 2014)	7.06	5.62	635,331
First Quarter	6.89	5.62	729,495
January	6.19	5.71	765,038
February	6.36	5.62	565,979
March	6.89	6.31	841,895
April (through April 11, 2014)	7.06	6.78	821,689

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Shares

As of March 31, 2014, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion was issued. As of March 31, 2014, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2014. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.

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

Under the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors’ presence, purchase up to 10% of our issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. SFB, for the following purposes:

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

On April 30, 2009, the FSC promulgated regulations allowing qualified domestic institutional investors, or QDIIs, under P.R.C. regulations and certain other P.R.C. persons to invest in the securities of R.O.C. companies. However, prior approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs is required for a P.R.C. person’s ownership of 10% or more of the issued and outstanding shares of a listed R.O.C. company.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions you receive on your shares or ADSs, including net amounts withheld in respect of R.O.C. withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Such income (including any R.O.C. taxes withheld) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in a currency other than the United States dollar, such as NT dollars, which we refer to as “foreign currency,” will equal the U.S. dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary, regardless of whether the foreign currency is actually converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the foreign currency will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income tax liability for the net amount of any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to the shares or ADSs will generally be considered passive category income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares or ADSs if you (1) have held the shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. In the event that such distributions are tax-free, the basis of any new shares or ADSs so received will generally be determined by allocating the U.S. holder’s basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. Any such distributions generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any R.O.C. withholding tax imposed on such distributions unless you can use the credit against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. You should consult your own tax advisors regarding all aspects of the foreign tax credit.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2013 and do not expect to become one in the future, although there can be no assurance in this regard.

In general, a non-U.S. company is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, which generally includes income derived from certain dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business or not derived from a related person), annuities and certain property transactions; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

The determination of whether we are a PFIC is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which is based on the market value of our shares and is subject to change.

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

If you hold our shares or ADSs in any year in which we are a PFIC, you will generally be required to file Internal Revenue Service Form 8621.

If we are a PFIC for any taxable year in which you hold our shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income, as described below. Under current U.S. Treasury Department guidance, the mark-to-market election may be available to you because the ADSs are listed on the NASDAQ which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for the purposes of the mark-to-market election. You should also note that only the ADSs and not the shares are listed on the NASDAQ. The shares are listed on the Taiwan Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in income each year as ordinary income the excess of the fair market value of your shares or ADSs at the end of the year over your adjusted tax basis in the shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2013, sales in the amount of US$1,987 million were denominated in U.S. dollars. In 2013, material purchases in the amounts of US$509 million and ¥4,985 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2013, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$ 617 million. As of December 31, 2013, we also had accounts payable and other liabilities denominated in U.S. dollars and the Japanese yen of US$ 631 million and of ¥3,034 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. The table below presents our financial instruments with foreign exchange risk as of December 31, 2013:

Expressed in US$ amount	Expected Maturity Date
(in millions)	2014	2015	2016	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit	175.5	—	—	—	175.5	175.5
Liabilities:
Short-term Loans	85.6	—	—	—	85.6	85.6
Long-term Loans	50.0	133.3	83.3	83.4	350.0	350.0

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

As of December 31, 2013, we had NT$18,540 million (US$621.5 million), exclusive of loan arrangement fees of NT$30 million, of long-term borrowings. Our future interest expenses on our long-term borrowings may increase or decrease due to changes in market interest rates. Our long-term borrowings had a weighted average interest rate of 1.4302% per annum during 2013. The first and second credit facilities led by Mega International Commercial Bank are repayable in 6 semi-annual installments starting from April 2013 and February 2015, respectively. The third credit facility led by China Development Industrial Bank is expiring and repayable in December 2016.

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

Payments by Depositary

In 2013, we received the following payments (subject to applicable withholding tax) from Citibank, N.A., the depositary bank for our ADR program:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	18.6
Reimbursement of legal and consulting fees	303.4
Reimbursement of listing fees	42.0
Reimbursement of proxy process expenses	139.1
Reimbursement of SEC filing and maintenance fees	489.2

Total	992.3

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2013, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level as of December 31, 2013.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 utilizing the criteria set forth in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2013, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2013, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2012 and 2013.

	2012	2013	2013
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	19,281	20,723	694.7
Audit-related Fees(2)	180	440	14.8
Tax Fees(3)	3,610	3,610	121.0

Total	23,071	24,773	830.5

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees.”
(3)	Tax fees include fees billed for tax compliance services and tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2012 and 2013 were pre-approved by our audit committee.

All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2012 and 2013 were pre-approved by the Audit Committee.

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

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 14, 2013 (English translation)

2.1	Form of the Second Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., Citibank, N.A. and Holders and Beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(1)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2015)(2)

4.2	License Agreement with Flip Chip Technologies, L.L.C.(3)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(4)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(5)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(2)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Eva Chen
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 24, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) at December 31, 2013, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, Taiwan
Taichung, Taiwan
Republic of China
April 24, 2014

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Note	2012.1.1	2012.12.31	2013.12.31
		NT$	NT$	NT$	US$
					(Note 4)
Current Assets
Cash and cash equivalents	6	$15,939,100	$15,852,492	$16,975,247	$569,066
Notes receivable, net	11	22,211	66,732	17,109	573
Accounts receivable, net	7, 11, 33	10,231,452	12,852,953	15,354,384	514,730
Other receivables	11	235,106	584,288	611,227	20,490
Inventories	8	3,985,115	3,135,203	3,667,592	122,950
Other current assets — other	11	931,194	953,939	1,199,572	40,214

		31,344,178	33,445,607	37,825,131	1,268,023

Non-current Assets
Available-for-sale financial assets, non-current	9	5,317,145	5,394,451	6,087,053	204,058
Investments accounted for using the equity method	10	173,575	673,668	615,958	20,649
Property, plant and equipments	12	44,189,424	49,927,406	55,196,751	1,850,377
Intangible assets	13	583,080	516,087	355,313	11,911
Deferred income tax assets	25	1,793,167	1,267,610	837,585	28,079
Other non-current assets — other	11	674,933	627,885	901,082	30,207

		52,731,324	58,407,107	63,993,742	2,145,281

TOTAL ASSETS		$84,075,502	$91,852,714	$101,818,873	$3,413,304

Current Liabilities
Short-term loans	11, 14	$1,513,750	$2,468,400	$2,533,850	$84,943
Accounts payable	11	6,404,096	5,847,980	6,542,050	219,311
Other payables	11, 15	6,363,651	6,741,376	9,214,227	308,891
Current income tax liabilities	25	483,595	502,318	778,348	26,093
Current portion of long-term loans	11, 15	—	3,148,610	3,154,196	105,739
Other current liabilities — other	11	278,543	516,039	307,493	10,308

		15,043,635	19,224,723	22,530,164	755,285

Non-current Liabilities
Long-term loans	11, 14	9,532,335	12,038,181	15,355,557	514,769
Deferred income tax liabilities	25	472,000	583,328	699,868	23,462
Other non-current liabilities	11, 16	1,076,286	1,088,415	1,361,609	45,646

		11,080,621	13,709,924	17,417,034	583,877

Total Liabilities		26,124,256	32,934,647	39,947,198	1,339,162

Stockholders’ Equity
Capital stock	17	31,163,611	31,163,611	31,163,611	1,044,707
Capital reserve	18	16,453,527	16,452,635	15,758,479	528,276
Retained earnings	19
Legal reserve		7,162,092	7,645,816	8,207,777	275,152
Special reserve		—	—	244,604	8,200
Unappropriated earnings		3,851,486	4,558,780	5,376,927	180,252
Accumulated Other Comprehensive Income	20	284,718	61,413	1,120,277	37,555
Treasury stock	21	(964,188)	(964,188)	—	—

Total Stockholders’ Equity		57,951,246	58,918,067	61,871,675	2,074,142

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$84,075,502	$91,852,714	$101,818,873	$3,413,304

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	Note	2012	2013
		NT$	NT$	US$
				(Note 4)
Operating Revenues	28	$64,654,558	$69,356,192	$2,325,048
Operating Costs	8, 22	(52,915,599)	(54,925,674)	(1,841,290)

Gross Profit		11,738,959	14,430,518	483,758

Operating Expenses	22
Selling expenses		(808,420)	(839,723)	(28,150)
General and administrative expenses		(1,983,677)	(2,248,938)	(75,392)
Research and development expenses		(2,559,064)	(3,406,702)	(114,204)

		(5,351,161)	(6,495,363)	(217,746)

Operating Profit		6,387,798	7,935,155	266,012

Non-operating Revenues and Expenses
Other income	23	326,886	270,612	9,072
Other gains and losses, net	24	168,796	326,095	10,932
Finance costs		(197,314)	(270,736)	(9,077)
Share of loss of associates and joint venture accounted for using the equity method	10	(8,992)	(85,378)	(2,862)
Dividends income		114,753	169,211	5,673
Loss of settlement	30	—	(896,250)	(30,045)

		404,129	(486,446)	(16,307)

Income from Continuing Operations before Income Tax		6,791,927	7,448,709	249,705
Income Tax Expense	25	(1,229,695)	(1,606,700)	(53,862)

Net Income		$5,562,232	$5,842,009	$195,843

Other Comprehensive Income	20, 25
Items that may be reclassified subsequently to profit or loss
Exchange difference on translation of foreign financial statements		(260,136)	426,113	14,285
Unrealized gain on available-for-sale financial assets		103,514	692,601	23,218
Income tax relating to items that may be reclassified		(52,377)	(142,241)	(4,768)

		(208,999)	976,473	32,735
Items that will not be reclassified to profit or loss
Actuarial gain or loss on post employment benefit obligations		(17,236)	99,266	3,328
Income tax relating to items that will not be reclassified		2,930	(16,875)	(566)

		(14,306)	82,391	2,762

Other Comprehensive Income for the year, net of tax		(223,305)	1,058,864	35,497

Total Comprehensive Income for the year		$5,338,927	$6,900,873	$231,340

Net Income Attributable to:
Owners of the parent		$5,562,232	$5,842,009	$195,843

Total Comprehensive Income Attributable to:
Owners of the parent		$5,338,927	$6,900,873	$231,340

Earnings Per Share (in New Taiwan dollars)	26
Basic		$1.81	$1.89	$0.06

Diluted		$1.80	$1.87	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings			Other Comprehensive Income
	Capital Stock	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Actuarial gain or loss on post employment benefit obligations	Treasury Stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
For the year ended December 31, 2012
Balance at January 1, 2012	$31,163,611	$16,453,527	$7,162,092	$—	$3,851,486	$284,718	$—	$—	($964,188)	$57,951,246
Appropriation for earnings for prior years:
Legal reserve	—	—	483,724	—	(483,724)	—	—	—	—	—
Cash dividends	—	—	—	—	(4,371,214)	—	—	—	—	(4,371,214)
Changes in capital reserve
Other	—	(892)	—	—	—	—	—	—	—	(892)
Net income	—	—	—	—	5,562,232	—	—	—	—	5,562,232
Other comprehensive income	—	—	—	—	—	46,038	(255,037)	(14,306)	—	(223,305)

Total comprehensive income	—	—	—	—	5,562,232	46,038	(255,037)	(14,306)	—	5,338,927

Balance at December 31, 2012	$31,163,611	$16,452,635	$7,645,816	$—	$4,558,780	$330,756	($255,037)	($14,306)	($964,188)	$58,918,067

For the year ended December 31, 2013
Balance at January 1, 2013	$31,163,611	$16,452,635	$7,645,816	$—	$4,558,780	$330,756	($255,037)	($14,306)	($964,188)	$58,918,067
Appropriation for earnings for prior years:
Legal reserve	—	—	561,961	—	(561,961)	—	—		—	—
Special reserve	—	—	—	244,604	(244,604)	—	—		—	—
Cash dividends	—	—	—	—	(4,217,297)	—	—		—	(4,217,297)
Cash distribution from capital reserve	—	(923,496)	—	—	—	—	—		—	(923,496)
Share-based compensation	—	229,340	—	—	—	—	—		964,188	1,193,528
Net income	—	—	—	—	5,842,009	—	—		—	5,842,009
Other comprehensive income	—	—	—	—	—	553,748	422,725	82,391	—	1,058,864

Total comprehensive income	—	—	—	—	5,842,009	553,748	422,725	82,391	—	6,900,873

Balance at December 31, 2013	$31,163,611	$15,758,479	$8,207,777	$244,604	$5,376,927	$884,504	$167,688	$68,085	$—	$61,871,675

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	For the years ended December 31
	2012	2013
	NT$	NT$	US$
			(Note 4)
Cash flows from operating activities
Consolidated income before tax	$6,791,927	$7,448,709	$249,705
Adjustments to reconcile consolidated income before tax to net cash provided by operating activities:
Depreciation	9,522,584	10,447,444	350,233
Amortization	577,789	586,295	19,655
Provision for (reversal of) bad debt expense	(10,551)	1,814	61
Interest expense	196,640	270,108	9,055
Interest income	(117,670)	(102,416)	(3,433)
Dividend income	(114,753)	(169,211)	(5,673)
Share-based compensation	—	232,056	7,779
Share of loss of associates and joint venture accounted for using equity method	8,992	85,378	2,862
Impairment loss of associates accounted for using equity method	94,409	—	—
Gain on disposal of property, plant and equipments	(90,466)	(96,536)	(3,236)
(Gain) loss on disposal of investment	(231,066)	3,686	124
Impairment loss for property, plant, and equipments	192,115	111,715	3,745
Realized intercompany profit	(259)	(1,030)	(35)
Foreign currency exchange loss (gain) on long-term loan	(319,555)	207,928	6,970
Changes in assets and liabilities related to the operation			—
Notes receivable	(44,992)	51,372	1,722
Accounts receivable	(2,645,648)	(2,381,845)	(79,847)
Other receivables	(326,578)	(3,140)	(105)
Inventories	837,718	(522,548)	(17,518)
Other current assets — other	(30,225)	(246,747)	(8,272)
Accounts payable	(539,575)	650,991	21,823
Other payables	(124,408)	2,317,869	77,703
Other current liabilities	303,683	(215,774)	(7,233)
Other non-current liabilities	(4,207)	(1,669)	(56)

Cash provided by operations	13,925,904	18,674,449	626,029
Interest received	117,234	94,596	3,171
Dividend received	120,003	181,469	6,084
Interest paid	(181,154)	(261,094)	(8,753)
Income tax paid	(615,855)	(941,464)	(31,561)

Net cash provided by operating activities	13,366,132	17,747,956	594,970

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	For the year ended December 31
	2012	2013
	NT$	NT$	US$
			(Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	$220,600	$—	$—
Proceeds from disposal of investments accounted for using the equity method	23,629	3,985	134
Increase of investments accounted for using the equity method	(618,178)	(31,717)	(1,063)
Acquisition of property, plant and equipments	(15,142,292)	(14,978,686)	(502,135)
Proceeds from disposal of property, plant, and equipments	112,838	106,474	3,569
Increase in refundable deposits	(5,633)	(61,047)	(2,047)
Acquisition of intangible assets	(138,115)	(44,932)	(1,506)
Increase in other non-current assets	(325,260)	(582,338)	(19,522)

Net cash used in investing activities	(15,872,411)	(15,588,261)	(522,570)

Cash flows from financing activities
Proceeds from short-term loans	1,027,075	—	—
Proceeds from long-term loans	5,953,356	6,206,000	208,046
Repayment of long-term loans	—	(3,178,166)	(106,543)
Increase (decrease) in deposit-in	(89,184)	1,107	37
Payment for cash dividends	(4,371,188)	(5,140,752)	(172,335)
Proceeds from transferring treasury stocks to employees	—	961,472	32,232

Net cash provided (used in) by financing activities	2,520,059	(1,150,339)	(38,563)

Effect on foreign currency exchange	(100,388)	113,399	3,801

Net (decrease) increase in cash and cash equivalents	(86,608)	1,122,755	37,638
Cash and cash equivalents at the beginning of the period	15,939,100	15,852,492	531,428

Cash and cash equivalents at the end of the period	$15,852,492	$16,975,247	$569,066

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

1.	History and Organization

Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984, and has been listed on the Taiwan Stock Exchange since April 1993, and on the NASDAQ National Market under the trading symbol of SPIL since June 2000. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. The address of the registered office is No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung 427, Taiwan, R.O.C.

2.	Authorized for Issuance Date and the Procedure

The consolidated financial statements have been authorized to issue by the Company’s management on April 24, 2014.

3.	The Adoption of New and Amended Standards and Interpretations

A.	New Standards and Interpretations Not Yet Adopted

New Standards, Amendments, and Interpretations	Content	Effective Date
IFRIC 21, ‘Levies’	The interpretation addresses the accounting for levies imposed by governments in accordance with legislation (other than income tax). A liability to pay a levy shall be recognized in accordance with IAS 37, ‘Provisions, contingent liabilities and contingent assets.’	January 1, 2014

IFRS 9, ‘Financial Instruments’	The standard addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued to replace the parts of IAS 39 that relate to the classification and measurement of financial instruments. It requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.	January 1, 2015

The Company and its subsidiaries (together, the “Group”) is assessing the potential impact of the new standards, interpretations and amendments above and has not yet been able to reliably estimate their impact on the consolidated financial statements.

B.	New Standards and Interpretations Adopted

It is the first-time that the Group has adopted International Financial Reporting Standards. All the new effective standards and interpretations are included and no early adoption is elected.

4.	Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company determined to adopt the IFRS for annual periods beginning on January 1, 2013. The transition date to IFRS from its previous generally accepted accounting principles (“GAAP”) was January 1, 2012. Prior to the adoption of IFRS, the Company prepared the consolidated financial statements in accordance with GAAP of the Republic of China and “Rules Governing the Preparation of Financial Reports by Securities Issuers.”

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

The Company disclosed the first consolidated financial statements prepared in accordance with IFRS, including IFRS 1, “First-time Adoption of International Financial Reporting Standards”. An explanation of how the transition to IFRS has affected the consolidated financial statements is provided in note 37.

(1)	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and the interpretations of the IFRS interpretations committee (“IFRIC”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the available-for-sale financial assets at fair value. The preparation requires the use of certain critical accounting estimates and also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

(2)	Principles of Consolidation

Pursuant to IFRS 10, “Consolidated financial statements”, subsidiaries are those entities controlled by the Company or its subsidiaries. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

A.	Consolidated subsidiaries:

			% of ownership held by the named investors as of
Name of Investor	Name of subsidiaries	Main operating activities	January 1, 2012	December 31, 2012	December 31, 2013
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%	100%

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%	100%

SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou)	Assembly and testing services	100%	100%	100%

(3)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker assesses performance and allocates resources based on the economic environment. All of the Company’s segments have similar economic characteristics and meet the criteria of aggregation. As a result, the Company discloses a single reporting segment by aggregating all the operating segments.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Foreign Currency Translation

A.	Convenience Translation into US Dollars

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2013 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$29.83 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

B.	Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in New Taiwan Dollar (“NTD”), which is the presentation currency of the Group and the functional currency of the Company.

C.	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as other (losses)/gains in the income statement.

D.	Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

E.	The results and financial position of the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency. Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. Those differences would be recorded as gain or loss of disposal of investments in income statement if disposed.

(5)	Acquisition Method for Business Combination

A.	The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

B.	Acquisition-related costs are expensed as incurred.

C.	If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

D.	Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

E.	The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(6)	Classification of Current and Noncurrent Assets / Liabilities

A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as noncurrent assets:

(a)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(b)	Assets held mainly for trading purposes;

(c)	Assets expected to be realized within twelve months from the balance sheet date;

(d)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as noncurrent liabilities:

(a)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(b)	Liabilities arising mainly from trading activities;

(c)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(d)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

(7)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, time deposits that meet operating short-term cash commitments, and other short-term highly liquid investments.

(8)	Accounts Receivable

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. Accounts receivable expected to be collected over one year is recorded at present value by using predetermined interest rate whereas those expected to be collected within one year are not reported at present value due to the fact that the difference between the maturity value and the fair value discounted by implicit interest rate is immaterial and the frequency of transactions is high.

(9)	Inventories

Inventories are recorded at cost when acquired under a perpetual inventory system. Cost is determined using the weighted-average method. The cost of finished goods and work in process comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. As of the balance sheet date, inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to similar groups or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(10)	Financial Assets

A.	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale, and held-to-maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

B.	Recognition and Measurement

(a)	Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the asset).

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Other financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(b)	Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other gains and losses” in the period in which they arise. Changes in the fair value of securities classified as available-for-sale are recognized in other comprehensive income. Dividend income from these two assets is recognized in the income statement as part of other income when the Group’s right to receive payments is established.

(c)	Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. The interest arising subsequently is recognized in “other income” in the income statement.

(d)	When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “gains and losses from investment securities”.

(11)	Impairment of Financial Assets

A.	Assets carried at amortized cost

(a)	The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial asset is impaired and impairment losses are incurred only if:

i.	There is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a “loss event”), and

ii.	That loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Evidences of impairment include:

i.	The debtor or the issuer is experiencing significant financial difficulty;

ii.	Default or delinquency in interest or principal payment;

iii.	The probability that the debtor or debtors will enter bankruptcy or other financial reorganisation; and

iv.	Where observable data indicates that there is a measurable decrease in the estimated future cash flow, such as:

•	The repayment condition of the debtor to the Group of assets deteriorated

•	Changes in areas or economic conditions that correlate with defaults

(b)	For these assets, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the allowance account and the amount of the loss is recognized in the consolidated income statement. In a subsequent period, if the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

B.	Available-for-sale assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, any significant unfavorable change that takes place in the technical, market, economic, or legal environments where the issuer operates indicates the possibility that the investment cost of the equity instrument may not be recovered and a significant or prolonged decline in the fair value of the security below its cost are evidences that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

(12)	Equity Method Investments (Investments in associate and joint arrangements)

Investment in associate

A.	Associates, which are accounted for using the equity method of accounting, are all entities over which the Company has significant influence, which means the power to participate in the financial and operating policy decisions of the investees, but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Company’s investment in associates includes goodwill identified on acquisition.

B.	The Company’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

C.	If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. Dilution gains and losses arising in investments in associates are recognized in the income statement.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Investment in joint arrangements

A.	Investments in joint arrangement are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company has assessed the nature of its joint arrangement and determined it to be a joint venture which is accounted for using the equity method.

B.	Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it has incurred obligation or made payments on behalf of the joint ventures.

Other significant policies of the equity method

Profits and losses resulting from upstream and downstream transactions between the Company and its associates or joint ventures are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates or joint ventures. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Material accounting standard differences between associates or joint ventures and the Group were properly assessed and recorded.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate or joint venture is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value and recognizes the amount in “other gains and losses” in the income statement.

(13)	Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost less depreciation. The acquisition costs include the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and the obligations to dismantle and remove the items and restore the site on which they are located. The subsequent costs will only be recognized under the conditions that future economic benefits associated with the item will flow to the Group and the item cost can be measured reliably. The carrying amount of the replaced part is derecognized. Day-to-day servicing costs and repairment expenditures are recognized as expenses as incurred.

B.	The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The capitalized borrowing costs will be depreciated through the residual useful lives of related items. Borrowing costs which do not qualify for capitalization are recognized in profit or loss.

C.	If a material part of replacing items of property, plant and equipment has different useful life from the main asset, it should be recognized and depreciated separately. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The useful lives of fixed assets are 5 to 15 years, except for buildings, which are 20 to 55 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each fiscal year.

D.	Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other gains or losses” in the income statement.

(14)	Intangible Assets

Intangible assets are the expenditures of license fees and computer software. License fees are capitalized at historical cost. Acquired computer software is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Both license fees and computer software are intangible assets with limited useful lives. They are subsequently measured at cost less accumulated amortization and impairment. Computer software is amortized over three years whereas license fees are amortized over their economic lives or the contract years using straight-line method.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(15)	Impairment of Non-financial Assets

A.	Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, less costs to sell and value in use. The value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

B.	An impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of the asset shall be reversed to its recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(16)	Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable of which payment due is within one year or less are not discounted while their fair value are close to the value in maturity and they are transacted actively.

(17)	Derecognition of Financial Liabilities

The Group shall remove a financial liability from its balance sheet when the obligation specified in the contract is discharged or cancelled or expired.

(18)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(19)	Income Tax

A.	The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The current income tax is calculated on the basis of the tax law enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

C.	Additional 10% undistributed earnings tax is estimated and recognized during the period when income is earned.

D.	Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

E.	Except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the forseeable future, deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, and joint arrangements. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

F.	Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

G.	Deferred income tax assets are recognized on deductible temporary differences only to the extent that there is sufficient taxable profit available against which the temporary difference can be utilized. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

(20)	Employee Benefits

A.	Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when the employees render service.

B.	For defined contribution plans, the Group pays contributions to a publicly or privately administered pension fund. The contributions are recognized as employee benefit expenses when they are due. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

C.	For defined benefit plan, the liability recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension obligation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

E.	For employees’ bonuses and directors’ and supervisors’ remunerations, the Company recognizes cost/expense and related liability when the Company has legal obligation and could reasonably estimate such amount. Any difference between estimated amount and distributed amount resolved in the stockholders’ meeting in the subsequent year shall be adjusted in the income/loss of the following year.

(21)	Provision

A.	Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

B.	Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

C.	A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. A present obligation that arises from past events but is not recognized because either that it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or that the amount of the obligation cannot be measured with sufficient reliability.

(22)	Revenue Recognition

The Group provides assembly, testing, and turnkey services for integrated circuits. The Company recognizes revenue when:

A. the amount of revenue can be measured reliably;

B. it is probable that the economic benefits associated with the transaction will flow to the entity;

C. the stage of completion of the transaction at the end of the reporting period can be measured reliably;

D. the costs incurred for the transaction and the cost to complete the transaction can be measured reliably.

The revenue amount to be recognized is based on the agreed price by both parties of the transaction and the stage of completion. The allowance is estimated by historical experiences and recorded as a deduction to the revenue.

(23)	Lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(24)	Treasury Stock

Where any Group company purchases the Company’s equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(25)	Share-based Compensation

The Company operates an equity-settled, share-based compensation plan under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the shares is recognized as an expense during the vesting period. The total amount to be expensed is determined by reference to the fair value of the shares granted.

5.	Critical Accounting Estimates and Judgments

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)	Deferred Income Tax

By using the liability method, the Company recognizes future deferred tax assets and deferred tax liabilities, which are incurred from temporary differences and investment credits. While assessing the reliability of deferred tax assets, management exercises material accounting judgments and estimates, including assumptions related to projected growth of future revenues, profitability, tax-free period, usage of tax credits, and tax planning. Any environmental movements of global economic and industry, and regulations changes will impact the amount of current income tax expense and the net value of deferred tax assets. For more illustrations, please refer to Note 25.

(2)	Fair Value of Financial Assets

The fair value of financial instruments that are not traded in an active market (for example, over-the counter equity investment) is determined by using valuation techniques. The Company uses its professional judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For valuing these assets, the Company maximizes the use of observable market data where it is available and rely as little as possible on entity specific estimates. For more illustration of related sensitivity analysis, please refer to Note 33.

(3)	Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 16.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

6.	Cash and Cash Equivalents

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Cash on hand and petty cash	980	1,032	1,279
Cash equivalents	7,372	1,155	8,397
Saving and checking accounts	1,566,971	1,472,416	2,552,202
Time deposits	14,363,777	14,377,889	14,413,369

	15,939,100	15,852,492	16,975,247

7.	Accounts Receivable, Net

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Accounts receivable	10,412,304	13,010,759	15,545,077
Less: Allowance for sales discounts	(152,134)	(156,961)	(188,154)
Allowance for doubtful accounts	(28,718)	(845)	(2,539)

	10,231,452	12,852,953	15,354,384

Movements on the Group’s allowance for doubtful accounts are as follows:

	January 1 to December 31,
	2012	2013
	NT$	NT$
Balance as of January 1,	28,718	845
Allowance (reversal) for doubtful accounts	(10,551)	1,814
Write-offs	(17,290)	(165)
Effects of foreign currency exchange	(32)	45

Balance as of December 31,	845	2,539

The reversal of the impairment was mainly attributed to the collection from one of our customers. The individually impaired receivables mainly relate to our customers, which are in unexpectedly difficult economic situations.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

8.	Inventories

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Raw materials and supplies	3,286,576	2,942,291	3,355,721
Work in process and finished goods	786,446	318,729	423,479

	4,073,022	3,261,020	3,779,200
Less: Allowance for loss on obsolescence and decline in market value of inventories	(87,907)	(125,817)	(111,608)

	3,985,115	3,135,203	3,667,592

The above allowance for loss on obsolescence and decline in market value of inventories were caused by the valuation of raw materials and supplies.

	For the years ended December 31,
	2012	2013
	NT$	NT$
Expense / loss incurred related to inventories:
Cost of goods sold	52,955,663	54,954,324
Decline in (recovery of) market value and loss on obsolescence	38,109	(13,246)
Others	(78,173)	(15,404)

	52,915,599	54,925,674

In 2013, the Group disposed some inventories that were classified as obsolescence, and as a result, reversed the amount of “Decline in market value and loss on obsolescence” correspondingly.

9.	Available-for-sale Financial Assets

	As of January 1, 2012
	Cost	Valuation	Accumulated Impairment	Carrying Amount
	NT$	NT$	NT$	NT$
Unimicron Technology Corporation	2,923,646	(200,172)	—	2,723,474
ChipMOS Technologies (Bermuda) Ltd.	2,243,686	374,993	(2,143,973)	474,706
ChipMOS Technologies Inc.	1,630,580	—	—	1,630,580
Hsieh Yong Capital Co., Ltd.	500,000	194,583	(330,000)	364,583
Mega Mission Limited Partnership	195,523	—	(71,721)	123,802

	7,493,435	369,404	(2,545,694)	5,317,145

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2012
	Cost	Valuation	Accumulated Impairment	Carrying Amount
	NT$	NT$	NT$	NT$
Unimicron Technology Corporation	2,923,646	(567,382)	—	2,356,264
ChipMOS Technologies (Bermuda) Ltd.	1,653,969	681,032	(1,580,464)	754,537
ChipMOS Technologies Inc.	1,630,580	156,940	—	1,787,520
Hsieh Yong Capital Co., Ltd.	500,000	190,192	(330,000)	360,192
Mega Mission Limited Partnership	195,523	12,136	(71,721)	135,938

	6,903,718	472,918	(1,982,185)	5,394,451

	As of December 31, 2013
	Cost	Valuation	Accumulated Impairment	Carrying Amount
	NT$	NT$	NT$	NT$
Unimicron Technology Corporation	2,923,646	(1,194,699)	—	1,728,947
ChipMOS Technologies (Bermuda) Ltd.	1,653,969	1,211,226	(1,580,464)	1,284,731
ChipMOS Technologies Inc.	1,630,580	869,820	—	2,500,400
Hsieh Yong Capital Co., Ltd.	500,000	219,986	(330,000)	389,986
Mega Mission Limited Partnership	195,523	59,187	(71,721)	182,989

	6,903,718	1,165,520	(1,982,185)	6,087,053

A.	The Company did not dispose of any available-for-sale financial assets for the year ended December 31, 2013; however, the Company disposed of 800 thousand common shares of ChipMOS Technologies (Bermuda) Ltd. and recognized a gain on disposal of $194,392 for the year ended December 31, 2012.

B.	The Company recognized gains of $103,514 and $692,601 for the change of fair value of available-for-sale financial assets in other comprehensive income for the years ended December 31, 2012 and 2013, respectively.

10.	Investments Accounted for Using the Equity Method

(1)	Investments on associates

	Carry Amount			Ownership
Associates and the Principal Place of Business	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
AcSiP Technology Corp. *
Taiwan, R.O.C.	62,904	102,977	78,469	16.73%	12.56%	11.99%
Vertical Circuits, Inc. **
United States	110,671	—	—	30.68%	30.68%	30.68%

	173,575	102,977	78,469

*:	AcSiP was listed in the over-the-counter market in Taiwan in October 2012 and its fair value (Level 1) can be observed from quoted market prices.
**:	The board of director of the investee had filed for bankruptcy in 2012. The Company recognized total residual book value as impairment loss in June 2012.

A.	The Company acquired common shares of AcSiP Technology Corp. (AcSiP) to upgrade assembly related technology. Although the Company holds less than 20% of the equity shares of AcSiP, the Company exercises significant influence by appointing one director of the Board of Directors in AcSiP, thus maintains the evaluation of equity method. As a result of the increase of AcSiP’s issued shares, which were not purchased or obtained proportionally by the Company, equity investments and gain on disposal of investments of $19,562 and ($4,330) were adjusted for the years ended December 31, 2012 and 2013, respectively. In addition, the Company disposed 158 thousand and 100 thousand shares and recognized gain on disposal of investments of $17,113 and $641 for the years ended December 31, 2012 and 2013, respectively. In June 2012 and June 2013, the investee distributed cash dividends which could be deemed as return of investment cost under the equity method, and the Company decreased equity investments of $5,250 and $12,259. As of December 31, 2013, the ownership over the investee increased due to the common stock buy-back plan performed by AcSiP. The Company accounted for such an ownership change as additional acquisition.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Pursuant to IAS 36, “Impairment of Assets”, the Company assessed its equity investee, Vertical Circuits, Inc., which filed for bankruptcy, and determined that the carrying amount exceeded the recoverable amount. As a result, the Company recognized total residual book value of $94,409 as impairment loss in 2012.

C.	Summarized financial information for the associates:

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Current Assets	472,362	751,527	619,707
Non-current Assets	121,065	16,499	18,542
Current Liabilities	324,819	100,689	54,767
Non-current Liabilities	15,531	—	10,148

	For the Years Ended December 31
	2012	2013
	NT$	NT$
Revenues	3,054,632	778,776
Net Income	94,805	15,000
Other Comprehensive Income	—	—

Total Comprehensive Income	94,805	15,000

Share of (loss) profit of associates and joint ventures accounted for using equity method	16,015	(5,866)

D.	The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the balance sheet date are summarized as follows:

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
AcSiP Technology Corp.	—	201,258	78,845

(2)	Investment on joint venture

	Carry Amount			Ownership
Joint Venture and the Principal Place of Business	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013	As of January 1, 2012	As of December 31,	As of December 31,
	NT$	NT$	NT$
Microcircuit Technology (S) Pte. Ltd. (MCT) Singapore	—	570,691	537,489	0.00%	42.27%	42.27%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

In order to develop new generation substrates and increase substrate supply sources, the Company acquired 22,865 thousand shares of Microcircuit Technology (S) Pte. Ltd. (MCT) for US$20,500 and obtained 42.27% of the voting rights in July 2012. Pursuant to IFRS 11, the Company judges that it holds joint control power over MCT under the contractual agreements, unanimous consent is required from all parties to the agreement to all relevant activities, and applies equity accounting for MCT. Also, the Company determined to increase its investment in MCT on December 19, 2013 while maintaining its share proportion. Our capital contribution of US$1,060 has been remitted in the same month. The Company has 24,039 thousand shares in total after the increase in capital.

A.	Summarized financial information for the joint venture

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$

Cash and Cash Equivalent	—	478,715	173,328
Current Assets	—	272,404	147,625
Noncurrent Assets	—	283,459	656,235
Current Financial Liabilities	—	15,832	15,922
Current Liabilities	—	84,096	110,610
Noncurrent Financial Liabilities	—	25,671	11,012
Noncurrent Liabilities	—	—	—

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Revenues	301,054	235,792
Depreciation and Amortisation	96,386	66,783
Interest Income	592	1,813
Interest Expense	7,194	1,034
Tax Expense	—	—
Net loss	106,139	187,802
Other Comprehensive income	—	—
Total Comprehensive loss	106,139	187,802
Share of loss of associates and joint venture accounted for using equity method	25,007	79,512

Note: The Company acquired the investee in July, 2012, and disclosed the financial information after the acquisition date.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Reconciliation of Summarized Financial Information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in the associates and joint venture.

	AcSiP		MCT
	2012	2013	2012	2013
Summarized financial information
Opening net assets 1 January	$249,691	$667,338	($287,732)	$908,979
Net Income for the period	145,948	15,000	(122,175)	(189,455)
Capital increase by cash	230,000	—	1,348,831	75,037
Foreign exchange differences	—	—	(29,945)	45,084
Others	41,699	(109,004)	—	—

Closing net assets	$667,338	$573,334	$908,979	$839,645

Interest in investees	$83,818	$68,743	$384,225	$354,918
Unrealized intercompany profit	—	—	51	59
Goodwill	11,149	9,726	186,415	182,512
Others	8,010	—	—	—

Carrying value	$102,977	$78,469	$570,691	$537,489

11.	Financial Instruments by Category

	As of January 1, 2012
	Book Value	Fair Value	Total
	NT$	NT$	NT$
Financial Assets
Loans and receivables
Cash and Cash Equivalent	15,939,100	—	15,939,100
Notes Receivable	22,211	—	22,211
Accounts Receivable	10,231,452	—	10,231,452
Other Receivables	235,106	—	235,106
Other Current Assets — Other	336,700	—	336,700
Other Non-Current Assets — Other	10,937	—	10,937
Available-for-sale financial assets	—	5,317,145	5,317,145

	26,775,506	5,317,145	32,092,651

Financial Liabilities
Amortised cost
Short-term Loans	1,513,750	—	1,513,750
Accounts Payable	6,404,096	—	6,404,096
Other Payables	6,363,651	—	6,363,651
Other Current Liabilities — Other	139,102	—	139,102
Long-term Loans	9,532,335	—	9,532,335

	23,952,934	—	23,952,934

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2012
	Book Value	Fair Value	Total
	NT$	NT$	NT$
Financial Assets
Loans and receivables
Cash and Cash Equivalent	15,852,492	—	15,852,492
Notes Receivable	66,732	—	66,732
Accounts Receivable	12,852,953	—	12,852,953
Other Receivables	584,288	—	584,288
Other Current Assets — Other	336,700	—	336,700
Other Non-Current Assets — Other	16,506	—	16,506
Available-for-sale financial assets	—	5,394,451	5,394,451

	29,709,671	5,394,451	35,104,122

Financial Liabilities
Amortised cost
Short-term Loans	2,468,400	—	2,468,400
Accounts Payable	5,847,980	—	5,847,980
Other Payables	6,741,376	—	6,741,376
Other Current Liabilities — Other	90,898	—	90,898
Long-term Loans (include Current Portion)	15,186,791	—	15,186,791

	30,335,445	—	30,335,445

	As of December 31, 2013
	Book Value	Fair Value	Total
	NT$	NT$	NT$
Financial Assets
Loans and receivables
Cash and Cash Equivalent	16,975,247	—	16,975,247
Notes Receivable	17,109	—	17,109
Accounts Receivable	15,354,384	—	15,354,384
Other Receivables	611,227	—	611,227
Other Current Assets — Other	336,700	—	336,700
Other Non-Current Assets — Other	77,631	—	77,631
Available-for-sale financial assets	—	6,087,053	6,087,053

	33,372,298	6,087,053	39,459,351

Financial Liabilities
Amortised cost
Short-term Loans	2,533,850	—	2,533,850
Accounts Payable	6,542,050	—	6,542,050
Other Payables	9,214,227	—	9,214,227
Other Current Liabilities — Other	91,343	—	91,343
Long-term Loans (include Current Portion)	18,509,753	—	18,509,753
Other Non-Current Liabilities	377,327	—	377,327

	37,268,550	—	37,268,550

The book values of the items above are the same as their fair values, classified in Level 2 by using market approach. The fair values of equity investments are classified in Level 1 or Level 2 depending on the observability of the significant inputs. Long-term loans are floating interest rates; as a result, the Company expected that there is no material difference between the carrying value and the fair value (Level 2).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

12.	Property, Plant and Equipment

A.	Cost, accumulated depreciation, and accumulated impairment of each category

	As of January 1, 2012
	Cost	Accumulated depreciation	Accumulated Impairment	Book value
	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	2,903,192
Buildings	17,370,696	(5,696,547)	—	11,674,149
Machinery and equipment	57,562,391	(33,528,486)	(179,535)	23,854,370
Utility equipment	1,302,226	(742,086)	(260)	559,880
Furniture and fixtures	1,045,143	(589,765)	(257)	455,121
Other equipment	2,935,279	(1,544,149)	(10,635)	1,380,495
Construction in progress and equipments to be inspected	3,362,217	—	—	3,362,217

	86,481,144	(42,101,033)	(190,687)	44,189,424

	As of December 31, 2012
	Cost	Accumulated depreciation	Accumulated Impairment	Book value
	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	2,903,192
Buildings	18,992,837	(6,962,635)	—	12,030,202
Machinery and equipment	62,618,808	(33,641,507)	(227,265)	28,750,036
Utility equipment	1,306,963	(856,567)	(1,578)	448,818
Furniture and fixtures	1,019,541	(633,602)	(321)	385,618
Other equipment	3,225,829	(1,614,121)	(6,686)	1,605,022
Construction in progress and equipments to be inspected	3,804,518	—	—	3,804,518

	93,871,688	(43,708,432)	(235,850)	49,927,406

	As of December 31, 2013
	Cost	Accumulated depreciation	Accumulated Impairment	Book value
	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	2,903,192
Buildings	21,020,767	(8,209,595)	—	12,811,172
Machinery and equipment	68,744,533	(36,028,610)	(216,325)	32,499,598
Utility equipment	1,451,857	(928,409)	(270)	523,178
Furniture and fixtures	970,493	(594,223)	(338)	375,932
Other equipment	4,454,150	(1,948,460)	(5,062)	2,500,628
Construction in progress and equipments to be inspected	3,583,051	—	—	3,583,051

	103,128,043	(47,709,297)	(221,995)	55,196,751

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Movement from period beginning to period end

(a)	From January 1, 2012 to December 31, 2012

i. Cost	For the year ended December 31, 2012
	Balance as of January 1, 2012	Additions	Disposals	Transfers	Exchange Differences, Net	Balance as of December 31, 2012
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	17,370,696	408,125	(3,972)	1,273,014	(55,026)	18,992,837
Machinery and equipment	57,562,391	11,183,554	(7,525,558)	1,677,604	(279,183)	62,618,808
Utility equipment	1,302,226	46,053	(34,685)	12,914	(19,545)	1,306,963
Furniture and fixtures	1,045,143	55,482	(82,978)	5,428	(3,534)	1,019,541
Other equipment	2,935,279	510,086	(315,655)	100,003	(3,884)	3,225,829
Construction in progress and						—
equipments to be inspected	3,362,217	3,561,462	—	(3,103,557)	(15,604)	3,804,518

	86,481,144	15,764,762	(7,962,848)	(34,594)	(376,776)	93,871,688

ii. Accumulated depreciation	For the year ended December 31, 2012
	Balance as of January 1, 2012	Additions	Disposals	Transfers	Exchange Differences, Net	Balance as of December 31, 2012
	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	5,696,547	1,275,712	(3,972)	5,674	(11,326)	6,962,635
Machinery and equipment	33,528,486	7,559,794	(7,357,240)	25,542	(115,075)	33,641,507
Utility equipment	742,086	154,148	(34,641)	6,502	(11,528)	856,567
Furniture and fixtures	589,765	128,464	(82,401)	—	(2,226)	633,602
Other equipment	1,544,149	404,466	(301,550)	(25,542)	(7,402)	1,614,121

	42,101,033	9,522,584	(7,779,804)	12,176	(147,557)	43,708,432

iii. Accumulated impairment	For the year ended December 31, 2012
	Balance as of January 1, 2012	Additions	Disposals	Exchange Differences, Net	Balance as of December 31, 2012
	NT$	NT$	NT$	NT$	NT$
Machinery and equipment	179,535	180,554	(131,195)	(1,629)	227,265
Utility equipment	260	1,378	(44)	(16)	1,578
Furniture and fixtures	257	645	(576)	(5)	321
Other equipment	10,635	9,538	(13,471)	(16)	6,686

	190,687	192,115	(145,286)	(1,666)	235,850

(b)	From January 1, 2013 to December 31, 2013

i. Cost	For the year ended December 31, 2013
	Balance as of January 1, 2013	Additions	Disposals	Transfers	Exchange Differences, Net	Balance as of December 31, 2013
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	18,992,837	1,059,822	(17,442)	889,738	95,812	21,020,767
Machinery and equipment	62,618,808	9,949,625	(6,244,376)	2,281,646	138,830	68,744,533
Utility equipment	1,306,963	177,148	(92,608)	31,276	29,078	1,451,857
Furniture and fixtures	1,019,541	86,776	(161,736)	20,835	5,077	970,493
Other equipment	3,225,829	1,145,539	(244,502)	148,236	179,048	4,454,150
Construction in progress and equipments to be inspected	3,804,518	3,097,602	—	(3,371,731)	52,662	3,583,051

	93,871,688	15,516,512	(6,760,664)	—	500,507	103,128,043

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

ii. Accumulated depreciation	For the year ended December 31, 2013
	Balance as of January 1, 2013	Additions	Disposals	Transfers	Exchange Differences, Net	Balance as of December 31, 2013
	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	6,962,635	1,243,901	(17,442)	—	20,501	8,209,595
Machinery and equipment	33,641,507	8,422,269	(6,124,793)	26,008	63,619	36,028,610
Utility equipment	856,567	143,440	(91,227)	—	19,629	928,409
Furniture and fixtures	633,602	118,358	(160,747)	—	3,010	594,223
Other equipment	1,614,121	519,476	(237,669)	(26,008)	78,540	1,948,460

	43,708,432	10,447,444	(6,631,878)	—	185,299	47,709,297

iii. Accumulated impairment	For the year ended December 31, 2013
	Balance as of January 1, 2013	Additions	Disposals	Exchange Differences, Net	Balance as of December 31,2013
	NT$	NT$	NT$	NT$	NT$
Machinery and equipment	227,265	105,620	(118,973)	2,413	216,325
Utility equipment	1,578	31	(1,381)	42	270
Furniture and fixtures	321	948	(937)	6	338
Other equipment	6,686	5,116	(6,824)	84	5,062

	235,850	111,715	(128,115)	2,545	221,995

C.	There is no interest capitalized during the periods.

D.	For the equipment identified as idle, the Group adopted value-in-use method to measure their recoverable amount and recognized the impairment loss of $192,115 and $111,715 for the years ended December 31, 2012 and 2013, respectively.

13.	Intangible Assets

	For the year ended December 31, 2012
	Balance as of January 1, 2012	Additions	Amortizations	Exchange Differences, Net	Balance as of December 31, 2012
	NT$	NT$	NT$	NT$	NT$
Licence Fee	417,498	58,266	(110,247)	—	365,517
Software	165,582	79,849	(94,645)	(216)	150,570

	583,080	138,115	(204,892)	(216)	516,087

	For the year ended December 31, 2013
	Balance as of January 1, 2013	Additions	Amortizations	Exchange Differences, Net	Balance as of December 31, 2013
	NT$	NT$	NT$	NT$	NT$
Licence Fee	365,517	7,408	(115,805)	—	257,120
Software	150,570	37,524	(90,344)	443	98,193

	516,087	44,932	(206,149)	443	355,313

For the years ended December 31, 2012 and 2013, amortizations of $6,701 and $6,665 are included in “operating cost”, and amortizations of $198,191 and $199,484 are included in “operating expense” in the income statement.

14.	Loans

A.	Short-term Loans

	As of January 1,	As of December 31,
Nature of loans	2012	2012	2013
	NT$	NT$	NT$
Credit loans	1,513,750	2,468,400	2,533,850

Interest rates	1.03%~1.61%	1.22%~1.46%	1.06%~1.14%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Long-term Loans

		Loan period and repayment method	As of January 1,	As of December 31,
Name of financial institution	Line of credit		2012	2012	2013
			NT$	NT$	NT$

Mega International Commercial Bank (The management bank of co-financing loans)	NT$5 billions and US$0.15 billion	2010.10.29~2015.10.29 Repayables in 6 semi-annually installments starting from April 2013	9,548,750	9,363,500	6,318,833

Mega International Commercial Bank (The management bank of co-financing loans)	NT$32.57 billions and US$0.25 billion	2012.8.10~2017.8.10 Repayables in 6 semi-annually installments starting from February 2015	—	5,863,500	10,720,750

China Development Financial Holding Corporation	Loan amount for medium-term revolving fund	2013.12.31~2016.12.31 Extendible when due	—	—	1,500,000

Less: Amortization of arrangement fee of long-term co-financing			(16,415)	(40,209)	(29,830)
Current portion			—	(3,148,610)	(3,154,196)

			9,532,335	12,038,181	15,355,557

Available credit line			—	4,666,000	6,350,000

Interest rate			0.8911%~1.6552%	0.9120%~1.6295%	0.8964%~1.7548%

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company has entered into co-financing-loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank in October 2010 and in August 2012 respectively. All long-term loans are with credit periods of five years and are floating interest rate loans.

(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, debt ratio as well as the ratio of interest coverage. For the years ended December 31, 2012 and 2013, the Company has been in compliance with all the loan covenants. For the information of loan covenants, please refer to note 34.

15. Other Payables

	As of January 1,	As of December 31,
	2012	2012	2013
	NT$	NT$	NT$
Payables for equipment	2,100,222	2,557,830	3,105,262
Payables for employees’ compensations	2,025,966	1,582,436	2,768,921
Others	2,237,463	2,601,110	3,340,044

	6,363,651	6,741,376	9,214,227

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

16. Post-employment Benefit

A.	Defined Benefit Plan

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

(1)	Liabilities recognized for defined benefit obligations are as follows:

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Present value of defined benefit obligations	2,234,825	2,276,769	2,188,740
Fair value of plan assets	(1,159,263)	(1,188,218)	(1,204,615)

Liability in the balance sheet	1,075,562	1,088,551	984,125

(2)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2013 are as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Defined benefit obligation at the beginning of the year	(2,234,825)	(2,276,769)
Service cost	(26,549)	(25,359)
Interest cost	(38,839)	(39,657)
Experience (gains)/losses	(8,093)	104,945
Contribution	31,537	48,100

Defined benefit obligation at the end of the year	(2,276,769)	(2,188,740)

(3)	Changes in fair value of plan assets for the years ended December 31, 2012 and 2013 are as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Fair value of plan assets at the beginning of the year	1,159,263	1,188,218
Interest expense/(income) on plan assets	20,444	20,805
Return on plan assets greater/(less) than discount rate	(9,143)	(5,679)
Contribution	49,191	49,371
Payments from plan	(31,537)	(48,100)

Fair value of plan assets at the end of the year	1,188,218	1,204,615

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	The actual returns on plan assets were $11,301 and $15,126 in 2012 and 2013.

(5)	Expenses recognized in profit and loss for the year ended December 31, 2012 and 2013 are as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Current service cost	26,549	25,359
Interest cost	18,395	18,852

Current pension cost	44,944	44,211

(6)	Expenses recognized in the following line items in the statement of comprehensive income.

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Operating costs	29,984	28,251
Operating expenses	14,960	15,960

	44,944	44,211

(7)	Cumulative actuarial loss recognized in other comprehensive income for the year ended December 31, 2012 is $14,306. Cumulative actuarial gain recognized in other comprehensive income for the year ended December 31, 2013 is $68,085.

(8)	Principal actuarial assumptions for the reporting period are as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Discount rate for defined benefit obligation	1.75%	2.25%

Long-term salary increase rate	2.00%	2.00%

(9)	The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Impact on defined benefit obligation
For the Year Ended December 31, 2012	0.25% increase in assumption	0.25% decrease in assumption
	NT$	NT$
Discount rate for defined benefit obligation	(86,010)	90,404

Long-term rate of compensation increase	89,971	(86,027)

	Impact on defined benefit obligation
For the Year Ended December 31, 2013	0.25% increase in assumption	0.25% decrease in assumption
	NT$	NT$
Discount rate for defined benefit obligation	(77,372)	81,130

Long-term rate of compensation increase	81,150	(77,760)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Defined benefit obligation is remeasured as if actual experience varies from expected. The variation in assumptions is reasonably possible at measurement date.

(10)	Expected contribution to defined benefit plan for the year ending 31 December, 2014 is $50,358.

(11)	The weighted average duration of the defined benefit obligation is 14.7 years. Expected maturity analysis of undiscounted defined benefit obligation is as follows:

	As of December 31, 2013
	Less than 1 year	1~2 years	2~3 years	over 3 years	Total
Pension benefits	27,263	39,413	49,053	607,001	722,730

(12)	The plan provides benefits that are defined by salary and period of membership and hence, the benefits do not bear a direct relationship with the assets supporting item. The plan is a final salary defined benefit plan and is a compulsory pension plan for eligible employees in accordance with the Taiwan’s Labor Standards Law (“LSL”). Plan benefits are paid in the form of lump sum.

The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities. The Company does not have any rights to intervene in the fund’s investment. To meet the minimum funding requirement, the Company is to make monthly contributions of at least 2% of eligible employees’ monthly pensionable salary to the fund.

The plan covers local national employees hired before 1 July, 2005 and all foreign national employees, if any. For local national employees elected the Taiwan’s Labor Pension Act (“LPA”) retirement plan on and after 1 July, 2005, plan service is frozen upon LPA election. The LPA retirement plan is a pure defined contribution plan.

Others

A.	In accordance with the Labor Pension Act (“LPA”), effective July 1, 2005, the Company has a defined contribution pension plan covering employees (excluding foreign employees) who chose to be subject to the pension mechanism under this Act. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accrued dividends from an employee’s personal pension account are claimed monthly or in full at one time. Under this pension plan, net periodic pension costs amounting to $433,840 and $496,050 were recognized for the years ended December 31 2012 and 2013, respectively.

B.	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors from SUI to its employees’ individual pension accounts. Contributions made in accordance with the Plan amounted to $8,549 and $8,249 respectively, for the years ended December 31, 2012 and 2013, respectively.

C.	Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages according to the specific legal requirements in Suzhou to the Bureau of Social Insurance without bearing other obligations.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

17. Capital Stock

A.	As of December 31, 2013, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

Authorized shares	Outstanding shares As of January 1, 2012	Add: Treasury stocks distributed to employees	Outstanding shares As of December 31, 2012
thousand shares	thousand shares	thousand shares	thousand shares
36,000,000	3,078,319	—	3,078,319

Authorized shares	Outstanding shares As of January 1, 2013	Add: Treasury stocks distributed to employees	Outstanding shares As of December 31, 2013
thousand shares	thousand shares	thousand shares	thousand shares
36,000,000	3,078,319	38,042	3,116,361

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2013, the outstanding ADSs amounted to 60,646,505 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

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

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

18. Capital Reserve

A.	Pursuant to the Company Act of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Act of the R.O.C., captioned capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution of capital reserve of $923,496 (NTD 0.3 dollar per share) had been resolved at the stockholders’ meeting on June 14, 2013 and it was resolved in the board meeting that July 21 of the same year was the ex-dividend date.

19. Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. Dividends may be distributed by way of cash dividend and stock dividend. However, distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the Stockholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved.

B.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

C.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances no longer had a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

D.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of January 1, 2012, December 31, 2012, and December 31, 2013, the undistributed earnings derived on or after the implementation of the imputation tax system were $4,298,861, $5,017,089, and $5,965,224, respectively.

E.	As of January 1, 2012, December 31, 2012, and December 31, 2013, the balances of stockholders’ imputation tax credit account of the Company were $24,461, 24,092, and $25,150, respectively. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2012 was 9.55%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings to be distributed in the following year is expecting to be approximately 11.88%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend allocation date.

F.	The distributions of 2011 and 2012 dividends had been resolved at the stockholders’ meeting on June 19, 2012 and June 14, 2013, respectively. Details are summarized below:

	For the Years Ended December 31,
	2011		2012
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$
Legal reserve	483,724		561,961
Special reserve	—		244,604
Cash dividends	4,371,214	1.42	4,217,297	1.37

At the stockholders’ meetings on June 14, 2013, the Company’s stockholders also resolved to distribute $468,589 as employees’ cash bonuses and $48,130 as directors’ and supervisors’ remunerations, respectively. The aforementioned distributed amount is the same as the estimated amount accrued in 2012. It was resolved in the board meeting that July 21 of the same year is the ex-dividend date. Any information in relation to the Company’s shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

G.	On March 20, 2014, the Company’s Board of Directors proposed the following earnings distribution for 2013:

Earnings distribution
NT$
Legal reserve	589,228
Special reserve	(244,604)
Cash dividends (NT$1.80 in dollar per share)	5,609,450

5,954,074

On March 20, 2014, the Company’s Board of Directors also proposed to distribute employees’ bonuses of $623,272 and directors’ and supervisors’ remuneration of $55,477, all paid in cash. The aforementioned earnings distribution resolution has not been passed by the shareholder resolution. Any information in relation to the Company’s Board of Directors’ proposals and shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges.

H.	Since the 2014 shareholders’ meeting has yet to be held, there is uncertainty about the earnings distribution. This is to say, the potential tax influence of the additional 10% tax on undistributed earnings cannot be reasonably estimated yet.

I.	According to the Articles of Incorporation of the Company, for the years ended December 31, 2012 and 2013, the Company accrued $468,589 and $623,272 as employees’ bonuses and $48,130 and $55,477 as directors’ and supervisors’ remuneration, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

20. Other Comprehensive Income, Net of Tax

	Unrealized Gain on Valuation of Available- for-sale Financial	Exchange Difference on Translation of Foreign Financial Statements	Gain or Loss on Post Employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2012	284,718	—	—
Changes in fair value of financial instruments
- pretax	297,906	—	—
- tax	(90,523)	—	—
Recognition of changes in fair value of financial instruments as profit or loss
- pretax	(194,392)	—	—
- tax	33,047	—	—
Differences in translation
- equity method investments (pretax)	—	(260,136)	—
- equity method investments (tax)	—	5,099	—
Actuarial gain or loss on post employment benefit obligations
- pretax	—	—	(17,236)
- tax	—	—	2,930

As of December 31, 2012	330,756	(255,037)	(14,306)

As of January 1, 2013	330,756	(255,037)	(14,306)
Changes in fair value of financial instruments
- pretax	692,601	—	—
- tax	(138,853)	—	—
Differences in translation
- equity method investments (pretax)	—	426,113	—
- equity method investments (tax)	—	(3,388)	—
Actuarial gain or loss on post employment benefit obligations
- pretax	—	—	99,266
- tax	—	—	(16,875)

As of December 31, 2013	884,504	167,688	68,085

21. Treasury Stock

A.	Movement of treasury stock:

	For the Year Ended December 31, 2012
Purpose	Balance as of January 1, 2012 (thousand shares)	Increase during the period (thousand shares)	Decrease during the period (thousand shares)	December 31, 2012 (thousand shares)
To transfer to employees	38,042	—	—	38,042

	For the Year Ended December 31, 2013
Purpose	Balance as of January 1, 2013 (thousand shares)	Increase during the period (thousand shares)	Decrease during the period (thousand shares)	December 31, 2013 (thousand shares)
To transfer to employees	38,042	—	(38,042)	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The book value of treasury stock is $25.35 (in dollars) per share. As of December 31, 2013, the Company has transferred all the treasury stocks to employees.

C.	Pursuant to the Security Exchange Act, the treasury stocks held by the Company cannot be pledged as collateral, nor be entitled to voting rights or receiving dividends.

D.	The Company recognized compensation cost of transferring treasury stocks at the fair value of the shares transferred at the grant date of $232,056 in income statement.

22. Expenses by Nature

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Employee benefit expenses
Wages and salaries	11,231,572	12,840,941
Post employment benefits	487,333	548,510
Others	1,747,776	1,812,624

	13,466,681	15,202,075
Raw material and consumables used	25,987,750	24,759,414
Depreciation and amortization expenses	10,100,373	11,033,739
Other expenses	8,711,956	10,425,809

	58,266,760	61,421,037

23. Other Income

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Interest income	117,670	102,416
Others	209,216	168,196

	326,886	270,612

24. Other Gains or Losses, Net

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Foreign exchange gain - net	236,722	436,826
Gain on disposal of property, plant and equipments	90,466	96,536
Gain (loss) on disposal of equity investments	231,066	(3,686)
Impairment loss on property, plant and equipments	(192,115)	(111,715)
Impairment loss of associates accounted for using equity method	(94,409)	—
Others	(102,934)	(91,866)

	168,796	326,095

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

25. Income Tax

A.	Income taxes recognized in profit or loss for the years ended December 31, 2012 and December 31, 2013 are as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Current income tax expense
Recognition for the current period	619,370	1,153,379
Income tax adjustments to prior years	22,886	6,298

	642,256	1,159,677

Deferred income tax expense
Temporary differences	113,035	(98,331)
Income tax credits	426,800	442,730

	539,835	344,399

Additional 10% tax on undistributed earnings	47,604	102,624

Income tax expense recognized in profit or loss	1,229,695	1,606,700

B.	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Income tax expense calculated at the statutory tax rate	1,271,394	1,698,533
Tax exempt income and other permanent differences	(301,146)	(307,476)
Investment tax credits	46,605	6,338
Changes in realizable amount for deferred income tax assets	142,347	100,383
Additional 10% tax on undistributed earnings	47,604	102,624
Adjustment: over provision from prior years	22,891	6,298

Income tax expense recognized in profit or loss	1,229,695	1,606,700

C.	For the years ended December 31, 2012 and 2013, significant portion of the permanent differences were derived from the revenue from assembly of certain integrated circuit products which were exempted from income tax and the income tax exemption of capital gain from domestic security transactions.

D.	Income taxes recognized in other comprehensive income for the years ended December 31, 2012 and December 31, 2013 are as follows:

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Unrealized gain on valuation of available-for-sale financial assets	(57,476)	(138,853)
Exchange difference on translation of foreign financial statements	5,099	(3,388)
Actuarial gain or loss on post employment benefit obligation	2,930	(16,875)

	(49,447)	(159,116)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	Changes in deferred tax assets and liabilities for the years ended December 31, 2012 and 2013 are as follows:

	For the Year Ended December 31, 2012
	January 1	Profit or Loss	Other Comprehensive Income	December 31
	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	1,196,432	(426,800)	—	769,632
Temporary differences
Unrealized sales allowance	25,846	(2,245)	—	23,601
Actuarial loss on defined benefit plan	166,460	3,427	2,930	172,817
Unrealized Loss on available-for-sale financial assets	312,919	(75,496)	(54,090)	183,333
Exchange difference on translation of foreign financial statements	—	—	5,099	5,099
Others	84,564	28,564	—	113,128

	1,786,221	(472,550)	(46,061)	1,267,610

Deferred tax liabilities
Temporary differences
Unrealize foreign currency exchange (gain)/loss	6,946	(66,245)	—	(59,299)
Depreciation expense of fixed assets	(15,711)	(1,172)	—	(16,883)
Additional 10% tax on undistributed earnings	(456,289)	(47,471)	(3,386)	(507,146)

	(465,054)	(114,888)	(3,386)	(583,328)

Net deferred tax assets	1,321,167	(587,438)	(49,447)	684,282

	For the Year Ended December 31, 2013
	January 1	Profit or Loss	Other Comprehensive Income	December 31
	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	769,632	(442,730)	—	326,902
Temporary differences
Unrealized sales allowance	23,601	(5,773)	—	17,828
Actuarial gain (loss) on defined benefit plan	172,817	—	(16,875)	155,942
Unrealized Loss on available-for-sale financial assets	183,333	13,517	(98,132)	98,718
Exchange difference on translation of foreign financial statements	5,099	—	(3,388)	1,711
Others	113,128	123,356	—	236,484

	1,267,610	(311,630)	(118,395)	837,585

Deferred tax liabilities
Temporary differences
Unrealize foreign currency exchange gain	(59,299)	36,993	—	(22,306)
Depreciation expense of fixed assets	(16,883)	(12,267)	—	(29,150)
Additional 10% tax on undistributed earnings	(507,146)	(48,584)	(40,721)	(596,451)
Others	—	(51,961)	—	(51,961)

	(583,328)	(75,819)	(40,721)	(699,868)

Net deferred tax assets	684,282	(387,449)	(159,116)	137,717

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

F.	The Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

	As of January 1, 2012
Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	967,962	890,755	2012~2015
Qualifying research and development expenditure	556,392	305,677	2013

	1,524,354	1,196,432

	As of December 31, 2012
Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	967,137	531,131	2013~2015
Qualifying research and development expenditure	255,923	238,501	2013

	1,223,060	769,632

	As of December 31, 2013
Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	524,793	326,902	2012~2015
Qualifying research and development expenditure	238,501	—

	763,294	326,902

G.	Unrecognized deferred tax assets and unrecognized deferred tax liabilities

	As of January 1, 2012	As of December 31,	As of December 31,
	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	73,238	215,585	315,968
Impairment loss for financial assets	1,861	1,861	—

	75,099	217,446	315,968

	As of January 1, 2012	As of December 31,	As of December 31,
	NT$	NT$	NT$
Deferred tax liabilities
Investment in foreign subsidiaries	271,729	410,160	740,581

H.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2005 and 2006 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from 2008. The five-year income tax exemptions expired in December 2012 and May 2013, respectively.

Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued another permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008. The Company acquired the work completion certificate from Taichung City Government Economic Development Bureau in 2013, and anticipates starting adopting the income tax exemption after 2014.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

I.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, effective January 1, 2008, entities like Siliconware Technology (Suzhou) Limited who were eligible for tax incentives for lower income tax rate are required to move up the tax rate to 25% during a five year transition period. The annual tax rates are gradually adjusted from 2008 to 2012 at 18%, 20%, 22%, 24% and 25%, respectively. From January 1, 2008, two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate became effective. In 2012 and 2013, the aggregate tax benefit of such tax holiday was NT$132,529 and NT$0, respectively, and the per share effect was NT$0.043 and NT$0 per share, respectively.

J.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2011.

26. Earnings Per Share

	For the year ended December 31, 2012
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousand)	NT$
Basic earnings per share
Net income	5,562,232	3,078,319	1.81

Dilutive effect of employee bonuses	—	15,922

Diluted earnings per share	5,562,232	3,094,241	1.80

	For the year ended December 31, 2013
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousand)	NT$
Basic earnings per share
Net income	5,842,009	3,098,226	1.89

Dilutive effect of employee bonuses	—	18,392

Diluted earnings per share	5,842,009	3,116,618	1.87

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

27. Non-Cash Transactions

The investment activities partially paid by cash:

	For the years ended December 31,
	2012	2013
	NT$	NT$
Purchasing fixed assets	15,764,762	15,516,512
Increase/ (Decrease) in prepayment for equipment	6,815	(1,158)
Decrease in equipment payable, net	(457,608)	(547,432)
Effect on foreign currency exchange	(171,677)	10,764

Current cash payment	15,142,292	14,978,686

28. Related Party Transactions

A.	Sales

	For the years ended December 31,
	2012	2013
	NT$	NT$
Associates	43,811	40,527

The sales price and payment terms provided to related parties were generally comparable to those provided to non-related parties.

B.	Accounts Receivables

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Associates	9,860	6,228	5,803

C.	Personnel Compensations to Directors, Supervisors, and Managements

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Salaries and other short-term employee benefits	74,397	76,120
Bonus	55,813	48,833
Expenses for services rendered	2,399	3,092
Earnings distribution	73,658	83,796
Post-employment benefits	2,066	2,439
Share-based compensations	—	20,161

	208,333	234,441

29. Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

Assets	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013	Subject of collateral
	NT$	NT$	NT$
Time deposits (shown as other current assets - other)	336,700	336,700	336,700	Guarantees for custom duties and leasing lands from Hsinchu Science Park Administration

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

30. Commitments and Contingencies

A.	For the needs of future operations, the Group entered into several construction agreements amounting to $1,887,888, of which $180,882 remained unpaid as of December 31, 2013.

B.	The Company entered into several contracts with five foreign companies for the use of certain technologies and patents. The Company agreed to pay royalty fees according to the contracts. Contracts are valid through May 2014, December 2015, March 2018, May 2018, and until all patents included in the contracts expire or until both parties agree to terminate the contracts, respectively.

C.	The breach of license and patent infringement litigation between the Company, its subsidiary, Siliconware USA, Inc. and Tessera Inc. has been settled as of April 30, 2013. As a result, the Company recognized a settlement fee of USD30 million in the consolidated financial statements.

31. Significant Disaster Loss

None.

32. Significant Event After the Reporting Period

None.

33. Financial Risk Management

The Group’s activities expose it to a variety of financial risk: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on The Group financial performance.

A.	Market risk

(1)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD and the JPY. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group implements the policy of natural hedging and follows the rate fluctuation closely to manage the risk. The Group’s exposure to foreign exchange risk is as follows:

	As of January 1, 2012
			Sensitivity analysis
(Foreign currencies : Functional currencies)	Foreign Currencies in thousands	Exchange Rates	Movement	Impact to profit and loss before income tax	Impact to equities before income tax
				NT$	NT$
Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	342,240	30.225	5%	517,210	—
United States Dollars : Chinese Renminbi	12,522	6.3009	5%	18,923	—
Nonmonetary assets
United States Dollars : New Taiwan Dollars	19,802	30.225	5%	—	29,925
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	3,656	30.275	5%	—	5,534

Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	280,958	30.325	5%	426,003	—
United States Dollars : Chinese Renminbi	59,259	6.3009	5%	89,852	—
Japanese Yen : New Taiwan Dollars	2,799,317	0.3926	5%	54,951	—
Japanese Yen : Chinese Renminbi	35,909	0.08110	5%	705	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2012
			Sensitivity analysis
(Foreign currencies : Functional currencies)	Foreign Currencies in thousands	Exchange Rates	Movement	Impact to profit and loss before income tax	Impact to equities before income tax
				NT$	NT$
Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	442,229	28.99	5%	641,011	—
United States Dollars : Chinese Renminbi	23,700	6.2855	5%	34,353	—
Nonmonetary assets
United States Dollars : New Taiwan Dollars	30,717	28.99	5%	—	44,524
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	19,652	29.04	5%	—	28,535

Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	411,744	29.09	5%	598,882	—
United States Dollars : Chinese Renminbi	107,393	6.2855	5%	156,204	—
Japanese Yen : New Taiwan Dollars	2,991,511	0.3384	5%	50,616	—
Japanese Yen : Chinese Renminbi	145,706	0.07305	5%	2,465	—
Euro : New Taiwan Dollars	1,525	38.69	5%	2,950	—

	As of December 31, 2013
			Sensitivity analysis
(Foreign currencies : Functional currencies)	Foreign Currencies in thousands	Exchange Rates	Movement	Impact to profit and loss before income tax	Impact to equities before income tax
				NT$	NT$
Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	607,757	29.755	5%	904,190	—
United States Dollars : Chinese Renminbi	8,743	6.0969	5%	2,665	—
Nonmonetary assets
United States Dollars : New Taiwan Dollars	49,319	29.760	5%	—	73,387
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	18,030	29,810	5%	—	26,874

Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	524,451	29.855	5%	782,874	—
United States Dollars : Chinese Renminbi	107,023	6.0969	5%	32,625	—
Japanese Yen : New Taiwan Dollars	2,881,461	0.2859	5%	41,190	—
Japanese Yen : Chinese Renminbi	152,263	0.0578	5%	440	—
Euro : New Taiwan Dollars	2,541	41.29	5%	5,246	—

(2)	Price risk

Pursuant to the objective of strategic investments, The Company is exposed to equity securities price risk in public market because of investments held by the Company and classified on the consolidated balance sheet as available-for-sale financial assets. To manage its market price risk, the Company keeps paying attention to the future development of the investees and the market trend. To other equity investees which are not traded in public market, the Company implements suitable techniques to perform the assessments. Most investees of the Company mainly belong to electronic industry, of which Unimicron Technology Co. Ltd. and ChipMOS Technologies (Bermuda) Ltd. can be traded publicly in the market. Unimicron Technology Co. is listed in Taiwan Stock Exchange, and ChipMOS Technologies (Bermuda) Ltd. is listed in NASDAQ. As of January 1, 2012, December 31, 2012 and December 31, 2013, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $311,748, $298,253, and $279,527.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, cash equivalent, and borrowings. Mostly, residual cash will be held as deposit. As of January 1, 2012, December 31, 2012 and December 31, 2013, the Group withheld financial assets with cash flow interest rate risk of $3,737,200, $162,257 and $132,531 and financial liabilities with cash flow interest rate risk of $9,548,750, $15,227,000, and $18,539,583. If the interest rate had been increased/decreased by 10 points, income before income tax for the period would have been $5,812, $15,065, and $18,407 higher/lower.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable and refundable deposits.

(1)	For risks from banks and financial institutions, The Group periodically assesses their credit with information provided by external independent rating institutes. Furthermore, to minimize the credit risk, The Group allocates deposits in accordance with each bank’s rating, from high to low. After the assessment, most of our correspondent banks and financial institutions are with minimum rating of “A”, which represents low possibility of occurrence of credit default.

(2)	For risks from accounts and notes receivable, The Group assesses customers’ credit quality through internal risk assessment, taking into account their current financial conditions and past experiences. After the assessment, management does not expect any losses from non-performance by these counterparties.

(3)	Aging analysis of accounts receivable is as follows:

	As of January 1, 2012
	Book value	Impaired	Unimpaired
	NT$	NT$	NT$
1~90 days	1,075,010	180	1,074,830
91~180 days	21,687	—	21,687
Over 180 days	21,757	18,121	3,636

	1,118,454	18,301	1,100,153

	As of December 31, 2012
	Book value	Impaired	Unimpaired
	NT$	NT$	NT$
1~90 days	1,258,472	—	1,258,472
91~180 days	50,490	—	50,490
Over 180 days	38,907	845	38,062

	1,347,869	845	1,347,024

	As of December 31, 2013
	Book value	Impaired	Unimpaired
	NT$	NT$	NT$
1~90 days	1,518,563	1,654	1,516,909
91~180 days	218,802	41	218,761
Over 180 days	4,830	844	3,986

	1,742,195	2,539	1,739,656

Note: As of January 1, 2012, December 31, 2012, and December 31, 2013, the Group accrued impairment loss of $10,417, $0, and $0 for accounts receivables that are not past due but impaired, respectively.

(4)	As of January 1, 2012, December 31, 2012, and December 31, 2013, the Group ten largest customers accounted for 55%, 62% and 64% of accounts receivables, respectively. The Group considers the concentration of credit risk is immaterial for the remaining accounts receivable.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Liquidity risk

The objective of liquidity risk management is to ensure the Group has sufficient liquidity to fund its business needs, and to maintain adequate cash, banking facilities, and the ability to reimburse the borrowings. By considering its debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets, and other important factors, the financial department of the Company monitors the Group cash requirements and forecasts its future cash flow.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including principles and interests):

	As of January 1, 2012
	Less than 1 year	1~2 years	2~3 years	over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	1,531,223	—	—	—	1,531,223
Accounts Payable	6,404,096	—	—	—	6,404,096
Other Payables	6,363,651	—	—	—	6,363,651
Other Current Liabilities—Others	76,909	—		—	76,909
Long-term Loans	147,384	3,309,763	3,261,681	3,212,310	9,931,138

	14,523,263	3,309,763	3,261,681	3,212,310	24,307,017

	As of December 31, 2012
	Less than 1 year	1~2 years	2~3 years	over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,490,160	—	—	—	2,490,160
Accounts Payable	5,847,980	—	—	—	5,847,980
Other Payables	6,741,376	—	—	—	6,741,376
Other Current Liabilities—Others	90,898	—		—	90,898
Long-term Loans	3,321,543	3,284,209	5,157,679	3,954,647	15,718,078

	18,491,957	3,284,209	5,157,679	3,954,647	30,888,492

	As of December 31, 2013
	Less than 1 year	1~2 years	2~3 years	over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,552,039	—	—	—	2,552,039
Accounts Payable	6,542,050	—	—	—	6,542,050
Other Payables	9,214,227	—	—	—	9,214,227
Other Current Liabilities—Others	91,343	—		—	91,343
Long-term Loans	3,426,661	6,924,863	3,681,944	5,099,306	19,132,774
Other Non-Current Liabilities	—	107,478	107,478	162,371	377,327

	21,826,320	7,032,341	3,789,422	5,261,677	37,909,760

34. Capital Risk Management

The capital includes common share, paid-in capital, legal reserve, and other comprehensive income. The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure by using adequate manner, the Group keeps reviewing change of internal capital structure and other competitors’ ratios. The Group monitors the capital on the basis of external limits, including Current ratio, Liability to Equity ratio, and Interest Protection Multiples (earnings before interest, taxes, depreciation, and amortization), as follows:

A.	Current ratio: Current assets divide by current liabilities

B.	Liability to Equity ratio: Total liabilities plus externally guaranteed amounts divide by shareholders’ equities

C.	Interest Protection Multiples: Earnings before income taxes plus interest expenses plus depreciation and amortization expenses divide by interest expenses

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

The strategy to manage the capital remained unchanged during the period. The details are to keep the current ratio at no less than 100%, Liability to Equity ratio no more than 100%, and Interest Protection Multiples no less than 4 times. For the years ended December 31, 2012 and 2013, no violation has occurred, and the financial ratios are as follows:

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Current assets	31,344,178	33,445,607	37,825,131
Current liabilities	15,043,635	19,224,723	22,530,164

Current ratio	208%	174%	168%

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
	NT$	NT$	NT$
Total liabilities	26,124,256	32,934,647	39,947,198
Total shareholders’ equity	57,951,246	58,918,067	61,871,675

Liability to Equity ratio	45%	56%	65%

	2012	2013
	NT$	NT$
Earnings before income taxes	6,791,927	7,448,709
Interest expenses	196,640	270,108
Depreciation and amortization	10,100,373	11,033,739

Interest Protection Multiples	87	69

35. Fair Value Information

A.	The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1	:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	:	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

B.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of January 1, 2012
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	3,198,180	2,118,965	—

	As of December 31, 2012
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	3,110,801	2,283,650	—

	As of December 31, 2013
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	3,013,678	3,073,375	—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximizes the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If the investees are investment companies, the Company uses their net equities as fair value because their net equities are measured at fair value.

(2)	There were no transfers between any levels during the year.

36. Segment Information

The Group’s chief operating decision maker assesses the performance and makes decision to allocate resources based on the different regulatory environments. All of our segments have identical economic characteristics and meet all criteria of aggregation. As a result, we disclose a single reporting segment by aggregating all our operating segments.

A.	Breakdown of the revenue from different products and services:

	For the Years Ended December 31,
	2012	2013
Packaging	$53,167,849	$55,954,022
Testing and other revenues	11,486,709	13,402,170

	$64,654,558	$69,356,192

B.	Operations in different geographic areas:

Revenues are summarized by the areas where our customers’ headquarters locate. Non-current assets, including equity method investment, property, plant and equipment, refundable deposits, deferred charges, and other assets, but not including financial instruments and deferred tax assets, are categorized by their locations.

	For the Years Ended December 31,
	2012		2013
	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets
Taiwan	$13,752,354	$44,489,797	$15,182,913	$49,826,931
Asia, exclude Taiwan	11,860,230	6,665,906	14,992,412	6,624,974
North America	32,442,236	2,145	33,973,623	2,119
Others	6,599,738	570,691	5,207,244	537,489

	$64,654,558	$51,728,539	$69,356,192	$56,991,513

C.	Major Customers:

No major customer is identified as the party that accounts for more than 10 % of the Group’s net revenues during the period.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

37. Transition to IFRS in 2012

As discussed in Note 4, these are the Group’s first financial statements prepared in accordance with IFRS. The accounting policies set out in Note 4 have been applied in preparing the consolidated financial statements for the year ended December 31, 2013, the comparative information presented in these financial statements for the year ended December 31, 2012 and in the preparation of an opening IFRS consolidated balance sheet on January 1, 2012 (the Group’s transition date to IFRS).

The Group has complied with the exception rule under IFRS 1 not to retrospectively apply the aspect of “estimates”. As of the transition date, the estimates made by the Group under IFRS are in accordance with the estimates previously made under R.O.C. GAAP after the adjustments to reflect GAAP differences.

Material differences identified by the Group arising from differences between previous accounting policies, R.O.C. General Accepted Accounting Principles, and IFRS, and the effects of exemptions elected by the Group under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, are set forth as:

A.	Reconciliation of balance sheet accounts as previously reported under R.O.C. GAAP to IFRS as at January 1, 2012:

	Remark	R.O.C. GAAP	Adjustment	IFRS
		NT$	NT$	NT$
Current assets
Cash and cash equivalents	(7)	15,941,600	(2,500)	15,939,100
Deferred income tax assets, current	(1)	307,496	(307,496)	—
Others	(7)	15,402,578	2,500	15,405,078
Long-term Investments	(2)	5,304,398	186,322	5,490,720
Property, plant and equipment, net	(3) and (7)	44,144,804	44,620	44,189,424
Other assets
Deferred expenses	(7)	1,151,271	(1,151,271)	—
Intangible assets	(7)	—	583,080	583,080
Deferred income tax assets, noncurrent	(1), (2), (4) and (5)	1,274,263	518,904	1,793,167
Others	(4) and (7)	164,574	510,359	674,933

Total Assets		83,690,984	384,518	84,075,502

Current liabilities
Short-term loans		1,513,750	—	1,513,750
Others	(5)	13,368,623	161,262	13,529,885
Long-term loans		9,532,335	—	9,532,335
Deferred income tax liabilities	(1)	—	472,000	472,000
Other liabilities	(4) and (8)	481,406	594,880	1,076,286

Total Liabilities		24,896,114	1,228,142	26,124,256

Stockholders’ Equity
Capital stock		31,163,611	—	31,163,611
Capital reserve		16,453,527	—	16,453,527
Retained earnings	(2), (4), (5), (6) and (8)	12,033,101	(1,019,523)	11,013,578
Other comprehensive income	(2), (4) and (6)	108,819	175,899	284,718
Treasury stock		(964,188)	—	(964,188)

Total Stockholders’ Equity		58,794,870	(843,624)	57,951,246

Total Liabilities and Stockholders’ Equity		83,690,984	384,518	84,075,502

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Reconciliation of balance sheet accounts as previously reported under R.O.C. GAAP to IFRS as at December 31, 2012:

	Remark	R.O.C. GAAP	Adjustment	IFRS
		NT$	NT$	NT$
Current assets
Cash and cash equivalents	(7)	15,858,048	(5,556)	15,852,492
Deferred income tax assets, current	(1)	338,463	(338,463)	—
Others	(7)	17,587,559	5,556	17,593,115
Long-term Investments	(2)	5,717,112	351,007	6,068,119
Property, plant and equipment, net	(3) and (7)	49,888,659	38,747	49,927,406
Other assets
Deferred expenses	(7)	1,030,375	(1,030,375)	—
Intangible assets	(7)	—	516,087	516,087
Deferred income tax assets, noncurrent	(1), (2), (4) and (5)	636,151	631,459	1,267,610
Prepayments for equipment	(3)	—	6,815	6,815
Others	(4) and (7)	164,506	456,564	621,070

Total Assets		91,220,873	631,841	91,852,714

Current liabilities
Short-term loans		2,468,400	—	2,468,400
Others	(5)	16,510,070	246,253	16,756,323
Long-term loans		12,038,181	—	12,038,181
Deferred income tax liabilities	(1)	—	583,328	583,328
Other liabilities	(4) and (8)	496,003	592,412	1,088,415

Total Liabilities		31,512,654	1,421,993	32,934,647

Stockholders’ Equity
Capital stock		31,163,611	—	31,163,611
Capital reserve	(6)	16,471,911	(19,276)	16,452,635
Retained earnings	(2), (4), (5), (6) and (8)	13,281,489	(1,076,893)	12,204,596
Other comprehensive income	(2), (4) and (6)	(244,604)	306,017	61,413
Treasury stock		(964,188)	—	(964,188)

Total Stockholders’ Equity		59,708,219	(790,152)	58,918,067

Total Liabilities and Stockholders’ Equity		91,220,873	631,841	91,852,714

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Reconciliation of comprehensive income as previously reported under R.O.C. GAAP to IFRS in 2012:

	Remark	R.O.C. GAAP	Adjustment	IFRS
		NT$	NT$	NT$
Revenues		64,654,558	—	64,654,558
Cost of Goods Sold	(4) and (5)	(52,876,957)	(38,642)	(52,915,599)

Gross Profit		11,777,601	(38,642)	11,738,959
Selling Expenses		(797,126)	(11,294)	(808,420)
General and Administrative Expenses		(1,980,081)	(3,596)	(1,983,677)
Research and Development Expenses		(2,554,469)	(4,595)	(2,559,064)

Operating Expenses	(4), (5), (7) and (8)	(5,331,676)	(19,485)	(5,351,161)

Operating Income		6,445,925	(58,127)	6,387,798

Other income	(6)	441,639	(114,753)	326,886
Other gains and losses	(7)	224,957	(56,161)	168,796
Finance costs		(197,314)	—	(197,314)
Others		(94,409)	200,170	105,761

Income before income taxes		6,820,798	(28,871)	6,791,927
Income Tax Expenses	(2) and (5)	(1,201,196)	(28,499)	(1,229,695)

Net Income		5,619,602	(57,370)	5,562,232

Other Comprehensive Income, net of tax
Exchange difference on translation of foreign financial statements				(255,037)
Unrealized gain (loss) on available-for-sale financial assets				46,038
Actuarial gain or loss on post employment benefit obligations				(14,306)

Other Comprehensive Income for the year, net of tax				(223,305)

Total Comprehensive Income for the year				5,338,927

D.	Reconciliation of statement of cash flows as previously reported under R.O.C. GAAP to IFRS in 2012:

By using the indirect method, the Group prepared its statement of cash flows in accordance with R.O.C. GAAP and was not required to disclose the amounts of paid interest, received interest, and paid tax. However, pursuant to IAS No. 17, “Statement of Cash Flows”, the Group disclosed received interest of $117,234, paid interest of $181,154, and paid tax of $615,855, respectively. The Group also classified received interest, paid interest, and paid tax to the category, “from operating activities”, and classified payment for cash dividends to the category, “financing activities”, by their nature.

Moreover, the definition of cash in accordance with IAS No. 7, “Statement of Cash Flows”, comprises cash on hand, demand deposits, and the short-term, highly liquid investments that are readily convertible to known amounts.

Except for the differences above, there is no material difference within the statements of cash flows prepared under R.O.C. GAAP and IFRS.

E.	Reasons for differences are outlined below:

(1)	Income tax:

In accordance with R.O.C. GAAP, a deferred tax asset can be offset by another deferred tax liability for the income taxes levied by the same taxation authority. However, pursuant to IAS No. 12, “Income Taxes”, the entity can offset deferred tax assets and deferred tax liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities. As of January 1, 2012 and December 31, 2012, the Group reclassified partial deferred tax assets of $15,711 and $76,182 to deferred tax liabilities.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Furthermore, under R.O.C. GAAP, a deferred tax asset or liability should, according to the classification of its related asset or liability, be classified as current or noncurrent. However, pursuant to IFRS, a deferred tax asset or liability should be classified as non-current, and therefore, the reclassified amounts were $307,496 and $338,463 as of January 1, 2012 and December 31, 2012, respectively.

Pursuant to the regulation in R.O.C., a 10% tax on undistributed earnings is recognized as a tax expense in the year of stockholders’ approval, but, under Full IFRS, it should be accrued during the period the earnings generated and adjusted to the extent that distributions are approved by the stockholders in the following year. The Group recognized adjustment to the retained earnings of ($435,352) as of January 1, 2012, and a tax expense of $45,952 for the year ended December 31, 2012.

(2)	Financial assets:

In accordance with R.O.C. GAAP, unlisted stocks and emerging stocks held by the Company should be measured at cost and recognized as “Financial assets carried at cost.” However, pursuant to IAS 39, “Financial Instruments – Recognition and Measurement,” investments in equity instruments without an active market but with reliable fair value measurement (i.e. the variability of the estimation interval of reasonable fair values of such equity instruments is insignificant, or the probability for these estimates can be made reliably) should be measured at fair value. As of January 1, 2012 and December 31, 2012, by electing the exemption of IFRS 1, the Company designated the investments previously classified as “Financial assets carried at cost” as “Available-for-sale financial assets” of $1,932,643 and $1,932,643, and recognized fair value adjustment for “Available-for-sale financial assets” of $186,322 and $351,007 and “Unrealized gain on available-for-sale financial assets” of $175,899 and $319,854 under shareholders’ equity.

As of January 1, 2012, the Company recognized an adjustment between fair value and carrying amount to decrease retained earnings of $6,857, due to a decline in fair value of the asset.

(3)	Prepayments for equipment:

For prepayments made for property, plant and equipment, in accordance with the requirements under IFRS, the Group reclassified the prepayments to other noncurrent assets of $0 and $6,815 as of January 1, 2012 and December 31, 2012.

(4)	Employee benefits

Previously, the Company valued defined benefit obligations and recognized related pension costs and accrued pension liabilities under R.O.C. GAAP. Pursuant to IAS 19, ‘Employee Benefits’, the Company identified several differences as follows:

i.	The discount rate used to calculate pensions shall be determined with reference to the factors specified in R.O.C. SFAS 18, paragraph 23. However, IAS 19, ‘Employee Benefits’, requires an entity to determine the rate used to discount employee benefits with reference to market yields at the end of the reporting period on high quality corporate bonds of a currency and term consistent with the currency and term of the benefit obligation; when there is no deep market in corporate bonds, an entity is required to use market yields on government bonds (at the end of the reporting period) instead.

ii.	In accordance with the Group’s accounting policies, unrecognized prior service costs should be amortized on a straight-line basis over the average remaining service period of employees still in service and expected to receive benefits. However, the prior service costs in IAS 19 are not applied to the Group as the first-time adopter of IFRS, so the Group has no unrecognized prior service costs.

iii.	In accordance with R.O.C. GAAP, the excess of the accumulated benefit obligation over the fair value of the pension plan (fund) assets at the balance sheet date is the minimum amount of pension liability that is required to be recognized on the balance sheet (“minimum pension liability”). However, IAS 19, ‘Employee Benefits,’ has no regulation regarding the minimum pension liability.

iv.	In accordance with R.O.C. GAAP, actuarial pension gain or loss of the Company is recognized in net pension cost of current period using the ‘corridor’ method. However, in accordance with IAS 19, ‘Employee Benefits,’ the Company recognizes immediately actuarial pension gain or loss in other comprehensive income.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

After the valuation, the Company recognized accrued pension liabilities of $972,184 and $992,340, with actuarial loss $14,306 in other comprehensive income, and reversed the minimum pension liabilities of $390,516 and $372,945 as of January 1, 2012 and December 31, 2012. As a result, the equity adjustments increased $377,304 and $360,783, respectively. In addition, the Company reversed the pension costs recognized under R.O.C. GAAP and recognized pension costs according to IAS 19, “Employee Benefits”. The adjustments decreased other liabilities of $39,145, operating costs of $27,249, and expenses of $11,896 for the year ended December 31, 2012.

Last, R.O.C. GAAP does not have any specified rules for recognition of accumulated unused compensated absences. The Company recognized such costs as salary expense upon actual payment. However, IAS 19, “Employee Benefit”, requires that the costs of accumulative compensated absences be accrued as expenses at the end of the reporting period. As of January 1, 2012 and December 31, 2012, the Company increased other payables of $161,262 and $246,253, and decreased retained earnings of $134,843 and of $205,414.

(5)	Cumulative translation differences:

The Company has elected to reset the cumulative translation differences arising on the translation of the financial statements of foreign entities under R.O.C. GAAP to zero at January 1, 2012, and increased retained earnings of $375,051 consequently. Total equity does not change due to this adjustment.

In accordance with R.O.C. GAAP, the functional currency of the subsidiaries performing investing activities is determined as U.S. Dollars. However, under IFRS, the functional currency of those subsidiaries was determined to be New Taiwan Dollars and their financial results have been remeasured as of the transition date. All the transition impacts have been recorded in the opening accounts. The remeasurement difference of 2012 of $461 was adjusted in Income Statements of 2012.

(6)	Presentation of financial statements:

The Company has reclassified certain accounts to conform with the requirements under IFRS. Time deposit with original maturity over one year is reclassified from cash and cash equivalents to other receivables; deferred expenses are reclassified to intangible assets and other assets according to their substances; leasing assets and idle assets previously under other assets is reclassified to plant, property, and equipments, and their depreciation expenses is reclassified from other losses to operating expenses.

(7)	Adjustments to Reflect the Investor’s Ownership Change in its Investees

The adjustments to reflect the Company’s ownership change in its equity-method investees are recognized in paid in capital under R.O.C. GAAP, while they are perceived as deemed disposal of the investments and booked as gains or losses under IFRS. The Company recognized gains on disposal of investments of $19,562 for the year ended December 31, 2012.

F.	Exemptions elected:

Expect for the exemptions elected above, the Group also elects the exemptions below:

(1)	Business combination:

The Group elected not to retrospectively adopt the rule of IFRS 3, “Business Combinations” for the transactions occurred before the IFRS transition date.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Compound financial instruments:

For compound financial instruments with liability component that have been settled as of the transition date, the Group elected not to retrospectively bifurcate the instruments. The liability component and equity component will be bifurcated in accordance with IAS 32, “Financial Instrument-Presentation” for future issuance of compound financial instruments.

(3)	Share-based compensation:

The Group elected not to retrospectively adopt the rule of IFRS 2, “Shared-based Payment” for the share-based compensation vested before the IFRS transition date.

(4)	Borrowing costs:

(5)	The Group elected to adopt the transaction rules under paragraphs 27 and 28 of IAS 23, “Borrowing Costs”, amended in 2007, which means that the Group will apply the standards set forth in IAS 23 starting from the transition date.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

VALUATION AND QUALIFYING ACCOUNTS

(EXPRESSED IN MILLIONS OF NEW TAIWAN DOLLARS)

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Exchange difference on translation of foreign financial statement	Balance at end of period
	NT$	NT$	NT$	NT$	NT$
For the year ended 2012
Allowance for doubtful accounts	28,718	(10,551)	17,290	(32)	845
Allowance for sales discounts	152,134	992,824	987,699	(298)	156,961
Allowance for loss on obsolescence and decline in market value of inventory	87,907	38,109	—	(199)	125,817
Allowance for loss on idle assets	190,687	192,115	145,286	(1,666)	235,850
For the year ended 2013
Allowance for doubtful accounts	845	1,814	165	45	2,539
Allowance for sales discounts	156,961	584,572	554,460	1,081	188,154
Allowance for loss on obsolescence and decline in market value of inventory	125,817	(18,018)	—	3,809.00	111,608
Allowance for loss on idle assets	235,850	111,715	128,115	2,545	221,995