Form 20-F
period 2014-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2015-04-27
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

3,116,361,139 Common Shares were outstanding as of December 31, 2014

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

Yes  ☐             No  ☒

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2014

Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

Supplemental Information

All references to “we,” “us,” “our” and “our company” in this annual report are to Siliconware Precision Industries Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. We have an ADS facility with JPMorgan Chase Bank, N.A. acting as depositary under a third amended and restated deposit agreement, dated as of January 6, 2015. Prior to this date, the depositary was Citibank, N.A. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “R.O.C. GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. All references to “IFRS” in this annual report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board.

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2013 and 2014 and for each of the three years ended December 31, 2014 included in this annual report.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years before 2013 were prepared in accordance with U.S. GAAP. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC.

In accordance with the requirements of the Republic of China Financial Supervisory Commission, or the FSC, beginning on January 1, 2013, we have adopted IFRS as endorsed by the FSC, or Taiwan IFRS, for reporting our annual and interim consolidated financial statements in the R.O.C. There are certain material differences between Taiwan IFRS and IFRS. We will furnish a report on Form 6-K in April 2015 explaining the impacts of differences between Taiwan IFRS and IFRS with respect to our consolidated financial results in 2014.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$”, “NTD” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars.

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

A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS. Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, financial and operating data as of and for the two years ended December 31, 2010 and 2011 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
Net operating revenues	64,655	69,356	83,071	2,628.8
Operating costs	(52,916)	(54,926)	(62,081)	(1,964.6)

Gross profit	11,739	14,430	20,990	664.2

Operating expenses	(5,351)	(7,391)	(7,169)	(226.9)

Other income and expenses	5	61	284	9.0

Operating profit	6,392	7,100	14,105	446.3
Equity investment loss	(9)	(85)	(172)	(5.4)
Interest income	118	103	156	4.9
Other gains and losses	237	437	162	5.1
Finance costs	(197)	(271)	(403)	(12.7)
Impairment loss of investments accounted for using the equity method	(95)	—	(442)	(14.0)
Gains (losses) on disposal of investments	231	(4)	639	20.2
Dividends income	115	169	223	7.1

Income before income tax	6,792	7,449	14,268	451.5
Income tax expense	(1,230)	(1,607)	(3,050)	(96.5)

Net income	5,562	5,842	11,218	355.0

Earnings per share
Basic	1.81	1.89	3.60	0.11
Diluted	1.80	1.87	3.57	0.11
Shares used in per share calculation (average, as adjusted)
Basic	3,078	3,098	3,116	3,116
Diluted	3,094	3,117	3,139	3,139
Earnings per ADS
Basic	9.03	9.43	18.00	0.57
Diluted	8.99	9.37	17.87	0.57
Dividends per share	1.42	1.80	3.00	0.09
ADSs used in per ADS calculation (average, as adjusted)
Basic	616	620	623	623
Diluted	619	623	628	628
Other Data:
Capital expenditures	15,142	14,979	19,561	619.0
Depreciation and amortization	10,100	11,034	12,436	393.5

	As of December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Statement of Financial Position Data:
Cash and cash equivalents	15,852	16,975	30,155	954.2
Working capital	14,221	15,295	23,632	747.8
Total assets	91,853	101,819	129,752	4,106.1
Short-term debt and current portion of long-term debt	5,617	5,688	9,660	305.7
Long-term debt	12,038	15,356	24,670	780.7
Total liabilities	32,935	39,947	58,979	1,866.4
Capital stock	31,164	31,164	31,164	986.2
Total stockholders’ equity	58,918	61,872	70,774	2,239.7

(1)	Amounts translated for convenience at NT$31.60 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$31.60 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
October	30.39	30.49	30.31	30.45
November	30.73	30.99	30.48	30.99
December	31.35	31.80	31.03	31.60
2015 (through April 10, 2015)	31.42	32.00	30.87	31.23
January	31.64	32.00	31.06	31.75
February	31.55	31.76	31.31	31.44
March	31.44	31.71	31.19	31.24
April (through April 10, 2015)	31.08	31.24	30.87	31.23

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Our profitability is affected by the capacity utilization rates for our machinery and equipment. Although our capacity utilization rate has improved in 2014 from 2013, we cannot assure you that this trend will continue. Our operations, in particular our bumping, chip scale package and testing operations have high fixed costs. Despite the improvement in the outlook for the semiconductor industry in 2014, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates. The factors affecting our capacity utilization in 2014 included inconsistent demand from customers due to:

•	the continued competition in the global market for mobile devices and personal computers, which caused our customers to frequently change their market strategy and adjust inventory levels to handle the pressure from their competitors; and

•	the continued strong demand for smart phones, which replaced the demand for personal computers and tablets.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2012, 2013 and 2014, 57.0%, 60.0% and 69.5% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2014, our largest customer accounted for 12.9% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers accounts for a significant portion of our net operating revenues.

If capital resources required for our future expansion plans are not available, we may be unable to successfully implement our services strategy

We have engaged in equipment and facilities expansion in recent years to upgrade our technology and equipment. Our business growth in the future will continue to require substantial capital expenditures to fund our expansion. We periodically review and adjust our capital expenditure plans to address our expectation of demand for our services and prevailing industry trends. The growing demand for our manufacturing services has and will continue to require significant capital expenditures on packaging technology and equipment. In making these planned capital expenditures, we may need to obtain additional capital. We may be unable to accurately estimate the timing and amount of our capital requirements, which depend on a number of factors, including demand for our manufacturing services, availability of equipment and market conditions. In addition, we cannot assure you that additional financing will be available on satisfactory terms to us, or at all, when we require additional financing, which could have a material adverse effect on our business and results of operations.

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our business

The independent semiconductor packaging and testing industry is very competitive. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and STATS ChipPAC Ltd. (Singapore). We may face additional competition from new competitors in our industry in emerging markets other than Taiwan, such as the People’s Republic of China, or the P.R.C. For example, we may face increased competition from the P.R.C. for assembly and testing services of integrated circuits, where previously such competition was limited. On June 24, 2014, the P.R.C.’s National Development and Reform Commission, Ministry of Science, Ministry of Finance and Ministry of Industry and Information Technology simultaneously announced the National Program to Promote the Development of the Integrated Circuit Industry. Under this policy, approximately RMB 100 billion (NT$509 billion or US$16.1 billion) of P.R.C. government investment funds will be allocated to support the P.R.C. semiconductor industry over the course of 10 years. As a result of such influx of funding to semiconductor companies in the P.R.C., our existing P.R.C. customers may be required to allocate a certain portion of their purchase orders to P.R.C. companies which could lead to a reduction in our business. Also, our P.R.C. competitors may be able to provide assembly and testing services for a lower price which could reduce our market share. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we do, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

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

Our production schedule may be delayed and our business may be adversely affected if we are unable to obtain raw materials from our suppliers at acceptable prices, qualities and quantities

We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials, such as gold wire, bumping materials, substrates and lead-frames, from a limited group of suppliers. We purchase all of our materials on a purchase order basis at prevailing market prices and have no long-term contracts with any of our suppliers. From time to time, suppliers may extend lead times or limit the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced, and may in the future, experience difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce wastewater, industrial waste (liquid waste and solid waste) and flue gas, which are regulated by the government. For example, wastewater is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Wastewater is also produced from the lead-frame plating rinse process, the flux cleaning of die-attach, the ball-place process of flip-chip ball grid array, ball grid array production, and rinsing in the bumping process. According to nature of the different wastewater produced, we utilize specific treatment facilities to optimize the wastewater treatment effect and efficiency in our regulation compliance efforts. However, we cannot assure you that we will fully eliminate the adverse effects of environment from wastewater. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean-up costs.

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

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as our facilities are located in Taiwan, which is an island. For example, transportation suspension caused by extreme weather conditions could harm the delivery of our supplies and the distribution of the products on which we provide our services. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2012, 2013 and 2014, sales to our overseas customers accounted for 78.7%, 78.1% and 80.5%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Compliance with laws relating to conflict minerals may increase our costs and lead to reputational challenges.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals originating from the Democratic Republic of Congo, or the DRC, and adjoining countries that are believed to be benefiting armed groups. As a result, the SEC has adopted due diligence, disclosure and reporting requirements for companies which manufacture products that include components containing gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten), regardless of whether the minerals are actually mined in the DRC or adjoining countries. We filed our first report in 2014 and we expect to file our report for the 2014 compliance year on or before the due date of May 31, 2015. In order to comply with the rules and regulations promulgated by the SEC, we will verify all relevant factual data with our vendors in accordance with the industry accepted procedures and the Electronic Industry Citizenship Coalition and Global e-Sustainability conflict minerals reporting template, and file the required reports annually. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required. In addition, such regulations could decrease the availability and increase the prices of components used in our services, particularly if we choose (or are required by our customers) to source such components from different suppliers than we use now. Furthermore, as our supply chain is complex, we expect that the compliance process will be both time-consuming and costly. We may face reputational challenges if we are unable to timely verify the origins of minerals contained in the components used in our services, or if our due diligence process reveals that materials we source originate in the DRC or adjoining countries and benefit armed groups.

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

The accounting treatment for our outstanding convertible bonds, including the treatment for conversion option, redemption option and put option embedded in our outstanding convertible bonds, could have a material effect on our reported financial results.

In October 2014, we issued US$400 million unsecured convertible bonds due 2019. Since the convertible bonds are denominated in U.S. dollars which is different from our functional currency, under IFRS, we separated the conversion option, redemption option and put option embedded in the convertible bonds, or the bond options, and recognized them as a freestanding derivative at fair value through profit or loss. To determine the fair value of the bond options of the convertible bonds, we are subject to a mark-to-market accounting on the bond options embedded in the convertible bonds. The fair value of the bond options is determined by valuation techniques, and one of the key assumptions used is the share price of our common shares. If the fair value of our common shares rises, mark-to-market of the bond options would lead to losses in our financial statements. For each reporting period over the term of the convertible bonds, a gain (or loss) will be reported in our consolidated statement of comprehensive income to the extent the fair value of the bond options changes from the previous period. Changes in fair value of the bond options generated a loss of NT$321 million (US$10.2 million) in 2014. See notes 14, 15, 27 and 38 to our audited consolidated financial statements included in this annual report.

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

Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive

We may suffer legal liabilities and damages if we infringe on the proprietary rights of others or incur costs resulting from legal claims and adverse proceedings against us. For example, on March 1, 2006, we were informed of a lawsuit, or the California Litigation, brought by Tessera Inc., or Tessera, in the United States District Court for the Northern District of California against us, our subsidiary Siliconware U.S.A., Inc. and five other semiconductor companies and their subsidiaries. Tessera alleged that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera. In April 2013, we settled the California Litigation by agreeing to pay US$30 million. The settlement amount is classified in our consolidated financial statements an operating expense. For more information, see “Item 4. Information on the Company — B. Business Overview — Litigation.”

Despite the risk that we may infringe on the proprietary rights of others, we have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted or published. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights, although such litigations in the semiconductor packaging and testing industry tend to not be so prevalent. If any third party were to make valid intellectual property infringement claims against us or our customers, we could be required to:

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

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2014, the Taiwan Stock Exchange Index peaked at 9,569.17 on July 15 and reached a low of 8,264.48 on February 5. From January 1, 2014 to December 31, 2014, daily closing values of our shares ranged from NT$35.40 per share to NT$55.30 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the P.R.C. are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our services are provided may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2014. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 4,806.91.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2014, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$31.80 per US$1.00 to a low of NT$29.85 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs.

Any future outbreak of contagious diseases may materially and adversely affect our manufacturing services and operations, as well as our financial condition and results of operations

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or H7N9 avian influenza, may affect our ability to maintain sufficient operating staff and services, and may generally disrupt our operations. An outbreak of influenza on the human population could result in a widespread health crisis which could adversely affect the economies and financial markets of many countries, particularly in Asia. There is no guarantee that any future outbreak of contagious diseases or the measures taken by various countries of the world in response to a future outbreak of contagious diseases will not seriously interrupt our operations or those of our suppliers and customers. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan and China, which may also adversely affect our manufacturing services and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Our future tax obligations or reductions in tax exemptions may adversely affect our profitability

The Amendments of the Income Tax Law promulgated on May 27, 2009 reduced the income tax rate for profit-seeking enterprises from 25% to 20%, which is effective from January 1, 2010. The corporate income tax rate is further reduced from 20% to 17%, which is effective from January 1, 2010, based on the Amendments of the Income Tax Law promulgated on June 15, 2010. In addition, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Because we met the requirements of Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services for our capitalization plans in 2005 and 2006, we were exempt from income tax for revenues arising from the assembly and testing of certain IC products for a five-year period from 2008. The five-year income tax exemptions expired in December 2012 and May 2013, respectively. The Industrial Development Bureau of Ministry of Economic Affairs has issued another permission for the five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. Revenue arising from the assembly and testing of certain integrated circuit products will be exempt from income tax. However, we cannot assure you that we will obtain tax exemptions in the future. Any expiration, reduction or elimination of our preferential tax benefits or tax exemptions would increase our tax obligations and could have an adverse effect on our results of operations.

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

Changes in P.R.C. foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the P.R.C. government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the P.R.C. government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. The Renminbi appreciated 25.0% against the U.S. dollar between July 21, 2005 and December 31, 2014. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations.

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

Our ADS holders may experience dilution if we distribute rights to our shareholders or sell additional equity or equity-linked securities

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

Furthermore, the sale of additional equity or equity-linked securities may result in dilution to our ADS holders. In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time on or after December 10, 2014 until 10 days before maturity. The current conversion price is NT53.1038 per common share. As of March 31, 2015, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400.0 million. Upon full conversion, the outstanding bonds would be converted to 228,925,236 common shares if based on the current conversion price, representing approximately 7.4% of our outstanding shares as of March 31, 2015. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs.

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

We are a company limited by shares incorporated under the R.O.C. Company Act. Most of our assets and most of our directors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. Any judgment obtained against us in any court outside the R.O.C. arising out of or relating to the ADSs will not be enforced by R.O.C. courts if any of the following situations shall apply to such final judgment:

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2014, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we were not a PFIC for 2014 or that we will not be a PFIC in any future taxable year. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

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

For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures.”

B. Business Overview

Our Business

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. We also offer our customers turnkey service, from packaging and testing to shipment service.

We provide packaging and testing services to more than 100 customers worldwide. For 2014, our top customers included the following leading semiconductor suppliers: Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. In general, we deal with the Asian subsidiaries of these leading semiconductor suppliers. We currently target customers in the personal computer, communications, consumer integrated circuits and non-commodity memory semiconductor markets. We strive to provide the highest level of customer service to meet and anticipate our customers’ current and future requirements.

The manufacturing services we offer are customized to the needs of our individual customers. In 2014, 77.6% of our net operating revenues were from packaging services and 22.4% of our net operating revenues were from testing and other services. The following table shows, for the periods indicated, the amount of our packaging and testing revenues by categories of manufacturing services and the revenues from the manufacturing services we provide as a percentage of our total net operating revenues:

	Years Ended December 31,
	2012		2013		2014
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	35,042	54.2	39,649	57.2	47,079	56.7
Lead-frame base packages	16,368	25.3	15,290	22.0	15,573	18.7
Other packages	1,758	2.7	1,014	1.5	1,816	2.2
Total packaging revenues	53,168	82.2	55,954	80.7	64,468	77.6
Testing and other revenues	11,487	17.8	13,402	19.3	18,603	22.4
Total net operating revenues	64,655	100.0	69,356	100.0	83,071	100.0

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

Because our services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our result of operations. Our operations, however, are not subject to any clear seasonal effects.

Our Packaging Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips) and flip-chip ball grid array packages, together with lead-frame packages. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame interposer with gold, copper or silver wires or bumps. Each chip is then encapsulated, generally by molding compound or underfilled in a flip-chip ball grid array.

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

We also provide the following testing services:

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

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2012, 2013 and 2014, 57.0%, 60.0% and 69.5% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2014, our largest customer accounted for 12.9% of our net operating revenues. Our representative customers as of December 31, 2014 include Advanced Micro Devices Inc., Broadcom Corporation, Intel Corporation, MediaTek Inc., Marvell Semiconductor Inc., NVIDIA Corp., SanDisk Corporation and Xilinx, Inc. In general, we deal with the Asian subsidiaries of these leading semiconductor suppliers.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer is headquartered:

	Years Ended December 31,
	2012		2013		2014
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
North America	32,442	50.2	33,974	49.0	34,355	41.4
Taiwan	13,752	21.3	15,183	21.9	16,226	19.5
Asia, excluding Taiwan	11,860	18.3	14,992	21.6	21,904	26.4
Others(1)	6,601	10.2	5,207	7.5	10,586	12.7

Total	64,655	100.0	69,356	100.0	83,071	100.0

(1)	Include primarily Germany.

Sales from purchase orders received from outside of Taiwan accounted for 78.7%, 78.1% and 80.5% of our net operating revenues in 2012, 2013 and 2014, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent R.O.C. foundries. Our customers mainly require chip scale packages and flip-chip packages.

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

Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1993, QS 9000 in 1999 and ISO 14001 in 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in 2003, OHSAS 18001 certification for safety and health management system in 2004, QC080000 certification for hazardous substance process management in 2008, TL9000 certification for telecommunications quality management system in 2012, and ANSI/ESD S20.20 certification for ESD control program to protect sensitive products from electrostatic discharge damage in 2013.

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.86% in 2014. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to substrates, lead-frames, wafer level packages or system in packages.

As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.

Research and Development

We focus our research and development on developing advanced packaging technologies and also on improving the efficiency and capability of our production processes in order to enhance our cost competitiveness in the industry.

Our packaging technologies development includes:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancing the electrical, thermal and reliability performance of semiconductor device packages;

•	increasing packaging yield, shortening production cycle times; and

•	investigating the use of new or replacement raw materials with lower cost.

Our key areas for research and development are:

•	lead-frame and substrate packaging;

•	advanced flip-chip packaging;

•	copper pillar bumping and packaging;

•	integrated passive devices (IPD);

•	System in Package (SiP) design and process technologies;

•	Through Silicon Via technology;

•	Fan Out technology; and

•	3D IC design and testing technologies.

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2012, 2013 and 2014, our research and development expenses amounted to NT$2,559 million, NT$3,407 million and NT$3,626 million (US$114.7 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire, copper wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2014, the spot price of gold fluctuated from a low of approximately US$1,142 per ounce to a high of approximately US$1,385 per ounce. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameters of the gold wire used. In addition, we are continuing to develop copper wire bonding processes. Our major suppliers of raw materials, which include Kinsus Interconnect Technology Corp., Nanya Printed Circuit Board Corp. and Unimicron Technology Corp., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2012, 2013 and 2014, our raw material costs were 49.7%, 45.3% and 44.4%, respectively, of operating costs.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Besi Switzerland AG, DISCO Corporation and Premtek International Inc.

Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Advantest Taiwan Inc., Teradyne (Asia) Pte Ltd. and Tokyo Electron Ltd.

As of December 31, 2014, we operated 5,737 wire bonders and 421 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,647 wire bonders and 57 testers in the P.R.C. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

Competition

We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA), and STATS ChipPAC Ltd. (Singapore). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan, Singapore and the United States that engaged in semiconductor packaging and testing related businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. These participations include:

•	Unimicron Technology Corporation, or Unimicron. As of December 31, 2014, we held a 4.97% equity interest in Unimicron, a supplier of semiconductor raw materials, including substrates.

•	ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda. In September 2014, we sold 1,000,000 common shares of ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company, back to ChipMOS Bermuda. We recognized a gain on disposal of investment of US$20.1 million in 2014. As of December 31, 2014, our equity interest in ChipMOS Bermuda was 4.29%.

•	ChipMOS Technologies Inc., or ChipMOS Taiwan. In April 2014, we sold 225,000 common shares of ChipMOS Taiwan, a semiconductor packaging and testing services company for flat-panel display drivers and advanced memory products. We recognized a gain on disposal of investment of US$0.1 million in 2014. As of December 31, 2014, we held a 15.36% equity interest in ChipMOS Taiwan.

•	In order to enhance our assembly-related techniques, we purchased preferred stock of Vertical Circuits, Inc., or VCI. Our ownership in VCI remained approximately 30.68% as of December 31, 2014. VCI’s board of directors resolved to file for bankruptcy protection in July 2012. Accordingly, we fully impaired and recognized an impairment loss of NT$94.4 million in 2012.

•	AcSiP Technology Corp., or AcSiP. As of December 31, 2014, we owned approximately 12.08% of AcSiP, a provider of single and integrated wireless system-in-package solutions.

•	Interconnect Tech Pte. Ltd. (formerly known as Microcircuit Technology (S) Pte. Ltd.)., or Interconnect. As of December 31, 2014, we held a 42.27% equity interest in Interconnect, a substrate supplier located in Singapore. In December 2014, we reclassified our investment in Interconnect from “joint venture” to “associate” and no longer held joint control over Interconnect. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results – Applications of Critical Accounting Policies – Impairment of Long-Lived Assets”.

Intellectual Property

As of December 31, 2014, we held 442 Taiwan patents, 384 U.S. patents and 102 P.R.C. patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2014, we also had a total of 215 pending patent applications in the United States, 439 in Taiwan and 325 in the P.R.C. In addition, “SPIL” is registered as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property for the years ended December 31, 2012, 2013 and 2014 were immaterial compared to our revenues.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$15,142 million, NT$14,979 million and NT$19,561 million (US$619.0 million) in 2012, 2013 and 2014, respectively. Our initial budget for capital expenditures for 2015 is approximately NT$14,500 million (US$458.9 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2015 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	14,157	12,632	12,533	396.6
Land and building construction and purchases	985	2,347	7,028	222.4

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

C. Organizational Structure

The following table sets forth certain information as of December 31, 2014 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4		100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3		100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2		100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US $	130.0	(1)	100.00%

(1)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2014.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc.	Investment activities.	Bermuda	US$	1.2		4.29%
Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate.	Taoyuan, Taiwan	NT$	15,386		4.97%
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits.	Hsinchu, Taiwan	NT$	8,646		15.36%
Hsieh Yong Capital Co., Ltd.	Investment activities.	Taipei, Taiwan	NT$	7,631		7.58%
Mega Mission Limited Partnership	Investment activities.	Cayman Islands	US$	150	(1)	4.00%
AcSiP Technology Corp.	Researching, designing and selling RF modules.	Taoyuan, Taiwan	NT$	221		12.08%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property.	Scotts Valley, CA, USA	US$	0	(2)	30.68%
Interconnect Tech Pte. Ltd.	Designing, manufacturing, and selling substrates.	Singapore	US$	70.3		42.27%

(1)	Contributed capital.
(2)	Vertical Circuits, Inc. filed for bankruptcy protection in July 2012.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2014.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		5,737 wire bonders and 441 testers(3)
CS Facility II	Taichung, Taiwan	141,000	47,000
ZK Facility III	Taichung, Taiwan	308,415	119,000	(2)
CH Facility IV	Changhua, Taiwan	130,000	42,000
HS Facility V	Hsinchu, Taiwan	95,000	26,500	(2)
SZ Facility VI	Suzhou, China	74,000	148,500	(2)	1,647 wire bonders and 57 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, ZK Facility III, CH Facility IV and HS Facility V.

Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are located at Facility II.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to IFRS. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report.

A. Operating Results

Overview

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced packages, substrate packages, lead-frame packages, and testing services for logic and mixed signal devices. We also offer our customers complete turnkey solutions, including packaging, testing and drop shipment service.

We recorded operating profit of NT$6,392 million, NT$7,100 million and NT$14,105 million (US$446.3 million) in 2012, 2013 and 2014, respectively. This increase was mainly attributable to the increase in revenue and continuing improvements in our cost structure. See “Results of Operations.”

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

	Years Ended December 31,
	2012		2013		2014
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base packages	35,042	54.2	39,649	57.2	47,079	56.7
Lead-frame base packages	16,368	25.3	15,290	22.0	15,573	18.7
Other packages	1,758	2.7	1,014	1.5	1,816	2.2
Total packaging revenues	53,168	82.2	55,954	80.7	64,468	77.6
Testing and other revenues	11,487	17.8	13,402	19.3	18,603	22.4
Total net operating revenues	64,655	100.0	69,356	100.0	83,071	100.0

Expansion and Utilization Rate

As we focus on aligning our capacity to meet changing customer demand, the number of our wire bonders decreased from 7,805 as of December 31, 2012 to 7,759 as of December 31, 2013 to 7,384 as of December 31, 2014.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 93%, 88% and 90% in 2012, 2013 and 2014, respectively.

Applications of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, inventory reserves, deferred tax asset, employee bonuses, impairment of long-lived assets, including equity investments, accounting for convertible bonds, and fair value measurements. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. Further discussion of these critical accounting estimates and policies is included in the notes to our consolidated financial statements.

The accounting policies set out below have been applied consistently by us and our subsidiaries to all periods presented in these consolidated annual financial statements, unless otherwise indicated.

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

Services provided by the Company include wafer bumping, wafer sort, IC packaging and final testing. Actual services and fees of the Company may vary by customers and are pre-agreed before provision of services. The Company regards each of the captioned services as a separate stage. Fees for each stage of services are negotiated independently and the fee for a specific stage is the then market price for that stage. Revenue is recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned. Sales allowance is estimated based on historical experiences and recorded as a deduction to the revenue.

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

In the service agreements with and/or purchase orders from customers, we and the customer both agree what materials are to be provided by the customer and what materials are to be provided by us. Materials provided by the customers are considered consigned materials. According to the service agreement and/or purchase order, title (ownership) of the consigned materials belongs to the customers. We do not take title to these consigned materials. We do not have any rights or obligations with respect to the consigned materials other than keeping them in good care while under our custody, and therefore the risk does not transfer to us. In addition, the customers are informed of the status and locations of integrated circuits being assembled and/or tested by us which provides further evidence that the customers are taking control or monitoring those consigned materials. As such, we do not book the consigned materials into its inventory account.

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

Impairment of Long-Lived Assets

We review long-lived assets for the purpose of determining the amount of impairment quarterly under IFRS. We perform impairment test whenever an event occurs or evidence indicates that the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of the fair value less cost to dispose, or it’s value in use. The fair value less cost to sale is the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows expected to arise in its remained useful life.

An impairment loss recognized in prior years is reversed if such impairment loss caused by a specific external event of an exceptional nature is not expected to recur. However, the restored amount is limited to the amount of impairment loss previously recognized. Impairment loss for goodwill cannot be reversed.

We determines at each reporting date whether there is any objective evidence that the investment in the associate or joint venture is impaired, which includes significant financial difficulty of the associate or joint venture and a significant or prolonged decline in its fair value below its cost. If this is the case, we calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value and recognizes the amount in “other gains and losses” in the income statement.

In 2012, 2013 and 2014, we recognized an impairment charge of NT$192 million, NT$112 million and NT$64 million (US$2.0 million), respectively, for packaging and testing assets to be disposed of to reduce the carrying value of the assets to their estimated fair value less cost to dispose. The fair value of the assets to be disposed of was determined by the estimated net realizable value of the assets. We determined the estimated net realizable value of these assets based on the condition and anticipated future cash flows of these assets. The impairment charge was mainly related to our decision to dispose certain machinery and equipment due to technology phase out and replacement in 2012, 2013 and 2014.

In June 2012, we assessed its equity investee, Vertical Circuits, Inc., which filed for bankruptcy, and determined that the carrying amount exceeded the recoverable amount. As a result, we recognized total residual book value as impairment loss.

In September 2014, a fellow joint venture investor, AEM Holdings Ltd., disposed all of its shares of Interconnect to a third party, PBT Pte. Ltd., at a price that was relatively lower than the holding price of Interconnect. We believe that the transaction was an impairment indicator. The recoverable amount, determined based on fair value less cost to disposal, was lower than the investment’s carrying amount. As a result, we recognized impairment loss of NT$442 million (US$14.0 million) in 2014. The recoverable amount is a non-recurring fair value which was measured using observable inputs, being the share selling price of AEM Holdings Ltd., and is therefore within level 2 of the fair value hierarchy. In December 2014, we entered into a new contractual agreement with PBT Pte. Ltd., and no longer held joint control over Interconnect. Therefore, our investment in Interconnect was reclassified from “Joint Venture” to “Associate”.

Provision for Income Taxes and Deferred Tax Assets and Liabilities

As of December 31, 2014, we had approximately NT$340 million (US$10.8 million) of net deferred income tax assets. Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Convertible Bonds

Convertible bonds issued by us contain liability, conversion option, redemption option and put option (collectively, the Bonds Options) components. We assess if the economic characteristics and risks of the redemption option and put options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity component. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39. The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of our own equity instruments is classified as a conversion option derivative.

At the date of offering, the Bonds Options components were classified as a derivative liability and subsequently measured at fair value through profit and loss. The liability component excluding the Bonds Options is measured at amortized cost using the effective interest method. Transaction costs that relate to the offering of the convertible bonds are allocated to the liability and the Bonds Options components in proportion to their relative fair values. Transaction costs relating to the Bonds Options are recognized immediately in profit or loss. Transaction costs relating to the liability component are included in the carrying amount of the liability component and amortized using the effective interest method.

If the convertible bondholders exercise their conversion right before maturity, we shall adjust the carrying amount of the liability components. The adjusted carrying amounts of the liability components at conversion are credited to capital stock and capital reserve. In addition, the liability components of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right. After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

Fair value of Derivatives and Other Financial Instruments

We use our judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in note 38 to our consolidated financial statements included in this annual report. We believe that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

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

Taxation

The corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging and testing business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. Tax savings amounted to approximately NT$93 million in 2012, NT$25 million in 2013. These tax exemptions expired in December 2012 and May 2013, respectively.

The Industrial Development Bureau of the Ministry of Economic Affairs has granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption.

We also benefit from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$ 238 million, NT$ 336 million and NT$ 327 million (US$10.3 million) in 2012, 2013 and 2014, respectively.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2012	2013	2014
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	81.8	79.2	74.7

Gross profit	18.2	20.8	25.3

Operating expenses:
Selling expenses	1.2	1.2	1.1
General and administrative expenses	3.1	3.3	3.1
Research and development expenses	4.0	4.9	4.4
Loss on settlement	—	1.3	—

Operating expenses	8.3	10.7	8.6
Other income and expense	—	0.1	0.3

Operating profit	9.9	10.2	17.0
Net non-operating income (expense)	0.6	0.5	0.2

Income before income tax	10.5	10.7	17.2
Income tax expense	(1.9)	(2.3)	(3.7)

Net income	8.6	8.4	13.5

The Year ended December 31, 2014 compared to the Year Ended December 31, 2013

Net operating revenues. Net operating revenues increased by 19.8% from NT$69,356 million in 2013 to NT$83,071 million (US$2,628.8 million) in 2014. The increase in net operating revenues was primarily due to increase in semiconductor demand.

Substrate base package sales increased by 18.7% from NT$39,649 million in 2013 to NT$47,079 million (US$1,489.8 million) in 2014. The increase in substrate base package sales was due to increase in demand of portable devices. In 2014, substrate base package accounted for 56.7% of our net operating revenues, down from 57.2% in 2013.

Lead-frame base package sales increased by 1.9% from NT$15,290 million in 2013 to NT$15,573 million (US$492.8 million) in 2014. The increase in lead-frame base package sales was attributable to portable devices and the Internet of Things (IoT). In 2014, lead-frame base package accounted for 18.7% of our net operating revenues, down from 22.0% in 2013.

Gross profit and gross margin. Our gross profit increased by 45.5% from NT$14,430 million in 2013 to NT$20,990 million (US$664.2 million) in 2014 mainly due to our revenue increase of 19.8%. Our gross margin (gross profit as a percentage of net operating revenues) increased from 20.8% in 2013 to 25.3% in 2014, mainly attributable to our revenue increased more than cost. Our operating costs increased by 13.0% from NT$54,926 million in 2013 to NT$62,081 million (US$1,964.6 million) in 2014, in line with our increase in operating revenues.

Operating expenses. Operating expenses decreased by 3.0% from NT$7,391 million in 2013 to NT$7,169 million (US$226.9 million) in 2014. Operating expenses as a percentage of net operating revenues was 10.7% and 8.6% in 2013 and 2014, respectively.

Selling expenses. Selling expenses increased by NT$98 million between these two years mainly due to the increase in salary expense.

General and administrative expenses. General and administrative expenses increased by NT$357 million mainly due to the increase in salary expense.

Research and development expenses. Research and development expenses increased by NT$219 million mainly due to the increase in salary expense.

Loss on settlement. Loss on settlement of NT$896 million was a one-time settlement loss recognized in 2013 which was not recorded in 2014.

Other income and expenses. Other income increased by NT$223 million mainly due to the increase in gains on disposal of property, plant and equipment of NT$191 million.

Operating income and operating margin. We recorded operating income of NT$7,100 million and an operating margin of 10.2% (operating income as a percentage of net operating revenues) in 2013 and generated operating income of NT$14,105 million (US$446.3 million) and an operating margin of 17.0% in 2014. The increase in operating margin was primarily due to the increase in our sales revenues.

Net non-operating income. Our net non-operating income decreased from NT$349 million in 2013 to NT$163 million (US$5.2 million) in 2014. The decrease in net non-operating income was primarily due to the increase in finance cost of NT$132 million (US$4.2 million), impairment loss in our equity method investee, Interconnect, of NT$442 million (US$14.0 million) and net loss arising from financial liabilities at fair value through profit or loss of NT$321 million (US$10.2 million), partially offset by the increase in gain on disposal of investments of NT$643 million (US$20.3 million).

Income tax expense. We recognized income tax expense of NT$1,607 million in 2013 compared to NT$3,050 million (US$96.5 million) in 2014 primarily due to an increase in taxable income.

Net income. As a result of the factors discussed above, our net income increased from NT$5,842 million in 2013 to NT$11,218 million (US$355.0 million) in 2014.

The Year ended December 31, 2013 compared to the Year Ended December 31, 2012

Net operating revenues. Net operating revenues increased by 7.3% from NT$64,655 million in 2012 to NT$69,356 million in 2013. The increase in net operating revenues was primarily due to the increase in semiconductor demand.

Substrate base package sales increased by 13.1% from NT$35,042 million in 2012 to NT$39,650 million in 2013. The increase in substrate base package sales was due to the increase in advanced packaging sales. In 2013, substrate base package accounted for 57.2% of our net operating revenues, up from 54.2% in 2012.

Lead-frame base package sales decreased by 6.6% from NT$16,368 million in 2012 to NT$15,290 million in 2013. The decrease in lead-frame base package sales was attributable to the drop in average selling price and customers converting from lead-frame to substrate products. In 2013, lead-frame base package accounted for 22.0% of our net operating revenues, down from 25.3% in 2012.

Gross profit and gross margin. Our gross profit increased by 22.9% from NT$ 11,739 million in 2012 to NT$ 14,430 million in 2013 mainly due to the increase of operating revenues. Our gross margin (gross profit as a percentage of net operating revenues) increased from 18.2% in 2012 to 20.8% in 2013, mainly attributed to favorable product mix and effective internal cost management. Our operating costs increased by 3.8% from NT$52,916 million in 2012 to NT$54,926 million in 2013, in line with our increase in operating revenues.

Operating expenses. Operating expenses increased by 38.1% from NT$5,351 million in 2012 to NT$7,391 million in 2013. Operating expenses as a percentage of net operating revenues was 8.3% and 10.7% in 2012 and 2013, respectively.

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

Loss on settlement. We recorded a settlement loss of NT$896 million in 2013 from the settlement of the California Litigation brought by Tessera.

Other income and expenses. Other income increased by NT$56 million mainly due to the decrease in impairment loss of property, plant and equipment of NT$80 million.

Operating income and operating margin. We recorded operating income of NT$6,392 million and an operating margin of 9.9% (operating income as a percentage of net operating revenues) in 2012 and generated operating income of NT$7,100 million and an operating margin of 10.2% in 2013. The increase in operating margin was primarily due to the increase in our sales revenues.

Net non-operating income. Our net non-operating income decreased from NT$399 million in 2012 to NT$349 million in 2013 primarily due to a decrease in gain on disposal of investments.

Income tax expense. We recognized income tax expense of NT$1,230 million in 2012 compared to NT$1,607 million in 2013 primarily due to an increase in taxable income.

Net income. As a result of the factors discussed above, our net income increased from NT$5,562 million in 2012 to NT$5,842 million in 2013.

B. Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion. We paid cash dividends of NT$1.37 and NT$1.80 per share in 2012 and 2013. On March 19, 2015, our board of directors approved a proposal to distribute cash dividends of NT$3.00 per share for 2014. This proposed dividend is subject to shareholders’ approval. We may continue our trend of paying cash dividends, which may cause our liquidity to decrease.

Liquidity

As of December 31, 2014, our primary source of liquidity was NT$30,155 million (US$954.3 million) of cash and cash equivalents. As of December 31, 2014, we had total availability under existing short-term lines of credit of NT$8,866 million (US$280.6 million) from seven domestic and foreign financial institutions, of which NT$3,495 million (US$110.6 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent.

Below is a summary of our long-term borrowings and loans as of December 31, 2014:

•	In October 2010, we entered into a multi-purpose credit facility led by Mega International Commercial Bank in the amounts of NT$5,000 million and US$150 million for capacity expansion and working capital purposes. This facility is a long-term floating interest rate credit facility expiring in October 2015 and repayable in six semi-annual installments starting from April 2013. As of December 31, 2014, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$3,333 million and US$100 million, respectively.

•	In August 2012, we entered into a credit facility led by Mega International Commercial Bank in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term floating interest rate credit facility expiring in August 2017 and repayable in six semi-annual installments starting from February 2015. As of December 31, 2014, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by China Development Industrial Bank in the amount of NT$1.5 billion for working capital purposes. This facility is a long-term floating interest rate credit facility expiring and repayable in December 2016. As of December 31, 2014, we had drawn down the full amount from this credit facility.

•	In December 2013, we entered into a credit facility led by The Hongkong and Shanghai Banking Corporation Limited in the amount of NT$850 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from December 2016. As of December 31, 2014, we had drawn down the full amount from this credit facility.

•	In December 2013, we entered into a credit facility led by Bank of Taiwan in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from June 2016. As of December 31, 2014, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by Mega International Commercial Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in August 2019 and repayable in six semi-annual installments starting from February 2017. As of December 31, 2014, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by CTBC Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility and has not been draw down.

•	In November 2013, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of NT$1 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility and has not been draw down.

•	In October 2014, we issued an aggregate of US$400 million zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. Please refer to note 15 to our consolidated financial statements for more detailed information.

As of December 31, 2014, we had short-term and long-term borrowings of NT$2,690 million (US$85.1 million) and NT$19,784 million (US$626.1 million), exclusive of loan arrangement fees of NT$20 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	13,366	17,748	24,945	789.4
Net cash used in investing activities	(15,872)	(15,588)	(19,243)	(608.9)
Net cash provided by (used in) financing activities	2,520	(1,150)	7,292	230.8
Effect of exchange rate changes on cash	(100)	113	185	5.8

Net (decrease) increase in cash and cash equivalents	(86)	1,123	13,179	417.1

Net Cash Provided by Operating Activities

In 2014, net cash provided by operations was NT$24,945 million (US$789.4 million) compared to NT$17,748 million in 2013. The increase in net cash provided by operating activities was primarily the result of an increase of net income in 2014.

In 2013, net cash provided by operations was NT$17,748 million compared to NT$13,366 million in 2012. The increase in net cash provided by operating activities was primarily the result of an increase of net income and depreciation in 2013.

Net Cash Used in Investing Activities

In 2014, cash used in investing activities was NT$19,243 million (US$608.9 million) compared to NT$15,588 million in 2013. The increase in net cash used in investing activities was primarily the result of an increase in capital expenditures.

In 2013, cash used in investing activities was NT$15,588 million compared to NT$15,872 million in 2012. The decrease in net cash used in investing activities was primarily the result of a decrease in cash invested in the investments accounted for using the equity method.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was NT$7,292 million (US$230.8 million) in 2014. In 2014, net cash provided in financing activities reflected primarily the issuance of convertible bonds of NT$12,089 million (US$382.6million).

Net cash used in financing activities was NT$1,150 million in 2013. In 2013, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$5,141 million.

Net cash provided by financing activities was NT$2,520 million in 2012. In 2012, net cash provided by financing activities reflected primarily proceeds from borrowings of NT$6,980 million and the payment of stockholders’ dividends of NT$4,371 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2015 is approximately NT$14,500 million (US$458.9 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2015 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “—Liquidity” above for details of the anticipated sources of funds to fulfill our commitments.

Transactions with Related Parties

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director or executive officer of our company.

We have, from time to time, purchased raw materials and sold our manufacturing services to our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Inflation

The inflation rate in Taiwan was 1.93% in 2012, 0.79% in 2013 and 1.20% in 2014. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

IFRS 9 ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

IFRS 15 ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

We are assessing the influence of the new standards, interpretations and amendments above, and have not yet been able to reliably estimate the impact they may have on our consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2014. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2014, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2014.

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(2)	19,784	6,979	9,465	3,340	—
Unsecured overseas convertible bonds	13,328	—	—	13,328	—
Short-term loans	2,690	2,690	—	—	—
Notes payable	735	735	—	—	—
Purchase obligations(3)	1,303	1,303	—	—	—
Operating leases(4)	1,383	284	206	123	770

Total contractual cash obligations	39,223	11,991	9,671	16,791	770

(1)	Excludes interest payments and loan arrangement fees.
(2)	The interest expenses for long-term loans are calculated based on floating interest rates.
(3)	Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2014, as we have not received related goods or taken title of the property. See note 33 to our consolidated financial statements included in this annual report. Total contractual amounts of buildings were approximately NT$7,887 million (US$249.6 million), of which NT$1,303 million (US$41.2 million) remained unpaid as of December 31, 2014.
(4)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and California, U.S.A.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated statement of financial position as of December 31, 2014 include NT$1,034 million (US$32.7 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$50 million (US$1.6 million) to the pension plan in 2015.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Pursuant to R.O.C. Securities and Exchange Act, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Act, the R.O.C. Company Act and other laws applicable to the supervisors are also applicable to the audit committee.

Prior to June 20, 2014, we had three supervisors whose duties included investigating our services and financial condition, inspecting corporate records, calling shareholders’ meetings when our board of directors does not or cannot convene a shareholders’ meeting or when such a meeting is necessary for our benefit, representing us in negotiations with our directors and notifying our board of directors to cease acting in contravention of law, our articles of incorporation or the resolutions of our shareholders’ meetings. The supervisors could not concurrently serve as our directors or officers. In accordance with the R.O.C. Company Act, supervisors were elected by our shareholders. However, according to our amended and restated articles of incorporation, the respective articles for supervisors will be abandoned once the supervisors elected in 2011 resign and are replaced by the audit committee. As such, beginning on June 20, 2014, upon the expiration of the term of our supervisors, our audit committee, which is composed of all of our three independent directors, replaced our supervisors and assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Act.

Pursuant to the R.O.C. Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, one is a representative of Yang Fong Investment Co., Ltd.

The following table shows information regarding all of our directors and executive officers as of March 31, 2015. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Bough Lin	64	Chairman; Executive Vice President	31	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	68	Vice Chairman; President	31	Director of SPIL’s subsidiaries.
Wen-Lung Lin	63	Director	10	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	60	Director; Senior Vice President; Chief Operating Officer	31	Director of SPIL’s subsidiary.
Randy Hsiao-Yu Lo	58	Director	17	President & CEO, Siliconware, USA, Inc.
Teresa Wang(1)	59	Director	5	Director of Unimicron Technology Corporation CFO of Phoenix Precision Technology
John Hsuan	63	Independent Director(2)	0

Chairman of Faraday Technology Inc.

Chairman of Meridigen Biotech Co,, Ltd.

Vice President of United Microelectronics Corporation

Independent Director of Wistron Corp.

Independent Director of Compal Electronics, Inc

Tsai-Ding Lin	62	Independent Director(2)	0	Professor of Tunghai University
William W. Sheng	55	Independent Director(2)	0

Independent Director of Skymedi Corporation

Independent Director of Epistar Corporation.

Supervisor of Elite Semiconductor Memory Technology Inc.

Professor of National Taichung University of Science and Technology

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Kun-Yi Chien	59	Senior Vice President	26	None
Mike Ma	55	Vice President	5	None
Chien-Hua Chen	60	Vice President	16	None
Eric Wu	49	Vice President	14	None
C.S Hsiao	56	Vice President	28	None
John Yu	50	Vice President	23	None
Patrick Lin	58	Vice President	14	None
Eva Chen	57	Vice President; Chief Financial Officer	10	None
Ching-Yu Hsu	52	Vice President	27	None
Jas Hsieh	64	Vice President	12	None
River Gu	56	Vice President	27	None
David Tseng	52	Vice President	30	None
M.S. Chang Rick Lee	54 50	Vice President Vice President	28 7	None None

(1)	Representing Yang Fong Investment Co., Ltd.
(2)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

Bough Lin is our chairman and executive vice president. He has been our director since August 1984. Mr. Lin is also currently a director of our subsidiaries, SPIL (B.V.I.) Holding Ltd. and Siliconware U.S.A., Inc., as our representative. He graduated from National Chiao Tung University in Taiwan in 1973 with a Bachelor’s degree in electronic physics and was also awarded an honorary Ph.D. from National Chiao Tung University in 2014.

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

Teresa Wang has been our director since June 2014. Ms. Wang is a director of Unimicron Technology Corporation. She received a Bachelor’s degree in accounting and statistics from Ming Chuang College in 1978.

John Hsuan has been our independent director and the chairperson of our Audit Committee and Compensation Committee since June 2014. Mr. Hsuan, who was formerly the president and chief executive officer of United Microelectronics Corporation, has a career spanning over 30 years in the semiconductor industry. He received a Bachelor’s degree in electronics engineering and an Honorary Ph.D. from National Chiao Tung University in Taiwan. He is the chairman of Faraday Technology Inc.

Tsai-Ding Lin has been our independent director since June 2014. He received a Ph.D in psychology from the University of Texas at Arlington in the United States. He is a professor in the department of international business in Tunghai University in Taiwan.

William W. Sheng has been our independent director since June 2014. He received a Ph.D in accounting from Purdue University in the United States. He is a professor in the department of public finance and taxation in National Taichung University of Science and Technology in Taiwan.

Kun-Yi Chien is our senior vice president of Administration Management Center. He graduated from Tunghai University in Taiwan in 2009 with an EMBA.

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

Eric Wu is our vice president of Hsin Chu Branch (Testing). Before joining us, Mr. Wu was the director in charge of test development division of Caesar Tech. Inc. He graduated from Chung Yuan Christian University in Taiwan in 1989 with a Bachelor’s degree in electronic engineering.

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

Rick Lee is our vice president of Operation Business Unit 3. He graduated from Tunghai University in Taiwan in 1989 with a Bachelor’s degree in industrial engineering.

B. Compensation of Directors, Supervisors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors, supervisors and executive officers in 2014 was NT$105 million (US$3.3 million). According to our articles of incorporation, compensation provided to our directors and supervisors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. The remaining amount may be distributed or reserved in a ratio of 10% and 90% as bonuses to our employees and as dividends to our shareholders, respectively.

C. Board Practices

All of our directors were elected on June 20, 2014 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Audit Committee

At the date of this filing, we have three independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng, to constitute an audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASDAQ Listing Rule 5605(b). We have been in compliance with the requirements thereunder since July 27, 2005. Beginning on June 20, 2014, the audit committee assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Act.

Compensation Committee

We currently follow the practice under the R.O.C. Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the R.O.C., including our company, to establish a compensation committee for directors and managers’ compensation, which includes salary, stock options and other rewards. The current members of our compensation committee are our independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng.

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2012, 2013 and 2014, we, together with our subsidiaries, had 21,566, 22,799 and 23,611 full-time employees, respectively. Of these employees, as of December 31, 2014, 20,287 were located in Taiwan, 3,262 were located in Mainland China, and 62 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, R.O.C. law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

Our employees participate in our profit distribution under our articles of incorporation. Employees are entitled to receive bonus shares based on a percentage of our allocable surplus income. We accrued employees’ cash bonuses of NT$1,039 million (US$32.9 million) in 2014.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor unions.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of (i) as of March 31, 2015 for our current directors and executive officers, and (ii) as of July 22, 2014 for former directors and supervisors who had been our directors and supervisors until June 19, 2014.

Name	Number of Shares Owned	Percentage of Shares Owned
Bough Lin	68,674,075	2.20%
Chi-Wen Tsai	43,675,555	1.40%
Wen-Lung Lin	20,754,751	*
Yen-Chun Chang	11,583,417	*
Randy Hsiao-Yu Lo	472	*
Wen-Jung Lin(1)	4,311,914	*
Cheng-Chieh Huang(1)	746,737	*
Ing-Dar Liu(1)	350,000	*
Jing-Shan Aur(1)	146,292	*
Teresa Wang(2)	6,200,000	*
John Hsuan	0	*
Tsai-Ding Lin	0	*
William W. Sheng	0	*
Wen-Lung Cheng(3)	10,133,937	*
Yu Hu Liu(3)	7,438,972	*
Wen-Ching Lin(3)	11,200,000	*
Kun-Yi Chien	310,029	*
Chien-Hua Chen	9,668	*
C.S Hsiao	140,408	*
John Yu	200,894	*
Eric Wu	32,737	*
Mike Ma	18,000	*
Ching-Yu Hsu	0	*
Patrick Lin	125,039	*
Eva Chen	600,164	*
Jas Hsieh	124,000	*
River Gu	30,000	*
David Tseng	60,000	*
M.S. Chang	225,000	*
Rick Lee	0	*

*	Less than 1%.
(1)	Was our director until June 19, 2014.
(2)	Represents shares held by Yang Fong Investment Co., Ltd.
(3)	Was our supervisor until June 19, 2014.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of July 22, 2012, July 21, 2013 and July 22, 2014 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 22, 2012				July 21, 2013				July 22, 2014(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned
Citibank, N.A.(2)	370,936,720		11.90%		328,687,565		10.55%		267,014,365		8.57%
UBS Limited.	*		*		*		*		190,978,485		6.13%
Cathay Life Insurance Company Ltd.	122,634,000		3.94%		102,437,000		3.29%		119,390,000		3.83%
Labor Pension Fund (Old Scheme)	*		*		*		*		80,165,407		2.57%
Bough Lin	68,674,075		2.20%		68,674,075		2.20%		68,674,075		2.20%
Government of Singapore - GOS-EFM C	53,001,463		1.70%		42,290,463		1.36%		56,689,463		1.82%
Ku-Ming Investment Company Ltd(3)	56,112,878		1.80%		56,112,878		1.80%		56,112,878		1.80%
Labor Pension Fund (New Scheme)	*		*		*		*		52,038,500		1.67%
Labor Insurance Fund	*		*		*		*		50,196,000		1.61%
Chi-Wen Tsai	43,175,555		1.39%		43,675,555		1.40%		43,675,555		1.40%
Directors and Supervisors as a group(4)	179,279,122	(5)	5.76	%(5)	179,286,122	(6)	5.75	%(6)	150,888,270	(7)	4.84	%(7)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. With effect from January 6, 2015, JPMorgan Chase Bank, N.A. is acting as depositary.
(3)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(4)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative.
(5)	As of March 31, 2013.
(6)	As of March 31, 2014.
(7)	As of March 31, 2015.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2015, a total of 57,779,171 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold these commons shares through a brokerage or custodial account in the R.O.C. As of March 31, 2015, 288,895,855 common shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADS facility. JPMorgan Chase Bank, N.A. has advised us that as of March 31, 2015, 57,779,171 ADSs, representing 288,895,855 common shares, were held of record by Cede & Co. and 13 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

AcSiP Technology Corp.

In order to develop our System in Package (SiP) module business, we purchased 1.75 million common shares of AcSiP for NT$50.75 million (US$1.68 million) and obtained 20% of the voting rights of AcSiP in May 2011. As a result of an increase in AcSiP’s issued shares, our ownership share in AcSiP decreased to 12.08% as of December 31, 2014. We assess and determine that we maintain significant influence over the investee through representation on and participation in AcSiP’s board of directors, and therefore we continue to record the investment in AcSiP under the equity method.

Interconnect Tech Pte. Ltd.

In order to develop new generation substrates and increase substrate supply sources, we acquired shares of Interconnect, a substrate supplier located in Singapore, for US$20.5 million in July 2012. In 2013 and 2014, we invested another US$1.06 million and US$2.1. million, respectively, while maintaining and our relative percentage ownership at approximately 42.27%.In September 2014, a fellow joint venture investor, AEM Holdings Ltd., disposed all of its shares of Interconnect to a third party, PBT Pte. Ltd., at a price that is was relatively lower than the holding price of Interconnect. We believe that the transaction was an impairment indicator. The recoverable amount, determined based on fair value less cost to disposal, was lower than the investment’s carrying amount. As a result, we recognized impairment loss of NT$442 million (US$14.0 million) in 2014. The recoverable amount is a non-recurring fair value which was measured using observable inputs, being the share selling price of AEM Holdings Ltd., and is therefore within level 2 of the fair value hierarchy. In December 2014, we entered into a new contractual agreement with PBT Pte. Ltd., and no longer held joint control over Interconnect. Therefore, our investment in Interconnect was reclassified from “Joint Venture” to “Associate”.

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

	Cash Dividend per share		Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)		(NT$)
1995	0		4.00	70,048,800	280,668,000
1996	0		6.00	168,400,800	457,800,000
1997	0		4.00	183,120,000	654,200,000
1998	0		3.60	235,512,000	904,162,000
1999	0		2.30	207,957,260	1,127,092,402
2000	0		1.40	157,793,537	1,449,882,870
2001	0		1.45	235,421,212	1,852,761,683
2002(3)	0		0	—	1,853,668,683
2003(4)	0		0	—	1,876,625,683
2004	0.35		1.00	189,447,578	2,105,073,060
2005	0.75		0.80	168,889,805	2,328,919,337
2006	1.73		1.00	241,014,905	2,887,757,426
2007	3.40		0.20	58,672,538	3,073,424,534
2008	4.50		0.10	30,746,975	3,152,589,871
2009	1.80		0	0	3,116,361,139
2010	2.58		0	0	3,116,361,139
2011	1.62		0	0	3,078,319,139
2012	1.42		0	0	3,078,319,139
2013	1.67	(5)	0	0	3,116,361,139
2014	1.80		0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per share. The number of shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of shares owned by the shareholder and divided by the par value of NT$10 per share.
(2)	Total number of shares issued as stock dividends include shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.
(5)	Of which NT$0.30 per share is from our capital reserve and NT$1.37 per share is from earnings distribution.

B. Significant Change

Our net operating revenues on a consolidated basis for the three months ended March 31, 2015 amounted to NT$20,805 million. Our net operating revenues for the first three months of 2015 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2015. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2010	46.65	28.85	16,253	8,972.50	7,071.67
2011	41.25	23.45	13,371	9,145.35	6,633.33
2012	36.50	26.80	8,535	8,144.04	6,894.66
2013	39.00	30.20	9,511	8,623.43	7,616.64
First Quarter	34.20	30.20	8,083	8,038.72	7,616.64
Second Quarter	37.70	31.45	14,685	8,398.84	7,663.23
Third Quarter	39.00	32.00	9,761	8,299.12	7,814.38
Fourth Quarter	36.65	33.75	5,639	8,623.43	8,099.45
2014	55.30	35.40	14,883	9,569.17	8,264.48
First Quarter	41.85	35.40	12,460	8,849.28	8,264.48
Second Quarter	50.80	41.20	11,458	9,393.07	8,774.12
Third Quarter	55.30	41.00	24,173	9,569.17	8,960.76
Fourth Quarter	48.65	39.05	11,147	9,307.26	8,512.88
October	42.55	39.05	13,241	9,106.28	8,512.88
November	46.00	42.70	11,071	9,187.15	8,859.07
December	48.65	44.40	9,367	9,307.26	8,828.36
2015 (through April 10, 2015)	56.20	47.20	13,988	9,758.09	9,048.34
First Quarter	56.20	47.20	13,696	9,758.09	9,048.34
January	53.20	47.20	13,239	9,521.59	9,048.34
February	56.20	52.90	16,642	9,699.54	9,386.99
March	56.10	51.10	12,370	9,758.09	9,503.72
April (through April 10, 2015)	51.60	50.30	16,671	9,641.90	9,507.66

Sources: Taiwan Stock Exchange Statistical Data 1999-2014, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$
2010	5.86	4.46	1,945,648
2011	7.15	3.93	2,166,958
2012	6.04	4.52	969,389
2013	6.50	5.06	620,944
First Quarter	5.83	5.06	758,372
Second Quarter	6.27	5.27	831,314
Third Quarter	6.50	5.24	534,522
Fourth Quarter	6.19	5.64	368,156

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$
2014	8.88	5.62	703,991
First Quarter	6.89	5.62	729,495
Second Quarter	8.44	6.78	619,976
Third Quarter	8.88	6.65	829,051
Fourth Quarter	7.69	6.41	637,377
October	7.13	6.41	826,113
November	7.51	6.95	549,768
December	7.69	7.21	515,723
2015 (through April 10, 2015)	9.09	7.46	1,245,785
First Quarter	9.09	7.46	1,289,518
January	8.82	7.46	1,211,915
February	9.09	8.44	1,674,921
March	9.03	8.15	1,027,218
April (through April 10, 2015)	8.21	8.11	864,686

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Directors

The R.O.C. Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The last election for all the directors was held in June 2014. Our board is required by the R.O.C. Company Act, the Securities and Exchange Act and other relevant laws and regulations to consist of at least three independent directors, comprising not less than 20% of the total number of directors. A person may serve as our director in his personal capacity or as the representative of one of our shareholder entities. A director who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, one of our directors is a representative of a legal entity, as shown in “Item 6 – Directors, Senior Management and Employees—A. Directors and Senior Management.” Our audit committee consists of three independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng. In order to facilitate the function of our board of directors, our audit committee and board of directors have established procedures for handling complaints pursuant to Rule 10A-3(b)(3) under the Exchange Act and have established a means for communicating with the non-management members of our board of directors.

According to the R.O.C. Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute no more than 1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as compensation to directors. Our board of directors is authorized to determine the compensation for directors by taking into consideration their respective contributions to our company as well as international industry practice. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors hold our issued shares at the ratios as required by the regulatory authority.

Shares

As of March 31, 2015, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion was issued. As of March 31, 2015, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2015. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by R.O.C. law.

In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT53.1038 per common share. As of March 31, 2015, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400 million. Upon full conversion, the outstanding bonds would be converted to 228,925,236 common shares if based on the current conversion price, representing approximately 7.4% of our outstanding shares at the end of March 31, 2015. See “Item 3. Key Information – D. Risk Factors – Risks Related to Ownership of Our Shares or ADSs – Our ADS holders may experience dilution if we distribute rights to our shareholders or sell additional equity or equity-linked securities.”

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

Transfer of Shares

Under the R.O.C. Company Act, a public company, such as us, may issue individual share certificates, one master certificate or scripless shares to evidence common shares. Shares in registered form are transferred by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Our shareholders are required to file their respective specimen seals with our share registrar, CTBC Bank.

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

Voting Rights

Except for treasury shares, each share is generally entitled to one vote. Except as otherwise provided for by law or by our articles of incorporation, a resolution can be adopted by the holders of a simple majority of the total issued and outstanding shares represented at a shareholders’ meeting. The quorum for a shareholders’ meeting to discuss the ordinary resolutions is a majority of the total issued and outstanding shares. The election of directors by our shareholders may be conducted by means of cumulative voting or other voting mechanisms adopted in our articles of incorporation. In all other matters, a shareholder must cast all his votes in the same manner when voting on any of these matters.

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

Our articles of incorporation provide that our earnings after payment of all income taxes and deduction of any past losses shall be distributed as follows:

•	allocation of 10% of our net income as legal reserve; and

•	payment of no more than 1% of the balance after deducting the 10% legal reserve as compensation to our directors. The remaining amount may be distributed or reserved in a ratio of 10% and 90%, respectively, to our employees as their bonuses and to our shareholders as their dividends.

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

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

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

Except as described below, a holder generally will not be able to exercise voting rights attaching to the shares on an individual basis. According to the R.O.C. Company Act, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors, be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights of the shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors, which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to R.O.C. Company Act and our articles of incorporation, the election of directors is by means of cumulative voting.

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

If the depositary timely receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same manner on a resolution, including election of directors, the depositary will cause all of the shares underlying the outstanding ADSs to be voted in the manner instructed. If for any reason, other than our failure to provide timely notice to the depositary of a shareholders’ meeting, the depositary does not receive timely instructions from holders of at least 51% of all ADSs outstanding to vote in the same manner on a resolution, including a resolution for the election of directors, the holders of all ADSs outstanding shall be deemed, subject to our satisfying the applicable requirements of the deposit agreement, to have authorized and directed the depositary to give a discretionary proxy to the chairman of our board of directors, or the chairman’s designee, to vote the shares on deposit in respect of their ADSs in his discretion, which may not be in the interest of the holders of ADSs.

An ADS holder will not be able to exercise cumulative voting rights on an individual basis in the elections of directors under the deposit agreement. This means that if at least 51% of the votes represented by outstanding ADSs are cast for a particular director for a particular open position in an election, the depositary shall, subject to the terms of the deposit agreement, cause all of the shares underlying the outstanding ADSs to be voted in favor of the director.

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

Foreign Investment in Taiwan Securities Market

Certain individual and foreign institutional investors which meet certain qualifications set by the Securities and Futures Bureau may invest in the shares of Taiwan Stock Exchange-listed companies, Taipei Exchange (formerly known as Over-The-Counter Securities Exchange) traded companies, emerging market companies or other Taiwan securities approved by the Securities and Futures Bureau up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the Taiwan Stock Exchange.

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

The FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments, or the P.R.C. Regulations. According to the P.R.C. Regulations, a QDII is allowed to invest in Taiwan Securities (including up to 10% shareholding of a Taiwan company listed on Taiwan Stock Exchange or Over-the-Counter (Taipei exchange). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the Taiwan securities market with the amount approved by the Taiwan Stock Exchange. There is no assurance that in the future, there will not be further restrictions or prohibitions imposed on P.R.C. persons (including QDIIs) from investing in certain industries in Taiwan. In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors other than QDII are prohibited from making investments in a Taiwan company listed on the Taiwan Stock Exchange or the Over-the-Counter Taipei exchange if the investment is less than 10% of the equity interest of such Taiwan company.

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

Depositary Receipts

In April 1992, the Securities and Futures Bureau began allowing Taiwan companies listed on the Taiwan Stock Exchange, with the prior approval of the Securities and Futures Bureau, to sponsor the issuance and sale of depositary receipts evidencing depositary shares. In December 1994, the Republic of China Ministry of Finance began allowing companies whose shares are traded on the Taipei exchange also to sponsor the issuance and sale of depositary receipts evidencing depositary shares representing shares of its capital stock. Approvals for these issuances are still required.

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

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i)	stock dividends;

(ii)	free distributions of shares;

(iii)	due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(iv)	if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the Taipei exchange or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau of the FSC in connection with the offering plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

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

E. Taxation

R.O.C. Tax Considerations

The following summarizes the principal R.O.C. tax consequences of owning and disposing of ADSs and shares for non-residents of Taiwan. Investors in our ADSs or shares are advised to consult their own tax advisers as to United States, Taiwan or other tax consequences of the purchase, ownership and disposition of ADSs or shares.

The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of shares and ADSs representing common shares to a non-resident individual or entity. The summary description applies only to a holder that is:

•	an individual who is not an R.O.C. citizen, who owns ADSs or shares and who is not physically present in the R.O.C. for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and has no fixed place of business or other permanent establishment in the R.O.C.

Holders of ADSs and shares are urged to consult their own tax advisors as to their particular R.O.C. tax consequences from owning the ADSs and shares.

Dividends

Dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution, in the case of cash dividends, or on the par value of the common shares in the case of stock dividends. However, half of the amount of the 10% R.O.C. retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% R.O.C. withholding tax imposed on those distributions.

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

This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

With respect to non-corporate U.S. holders , including individuals, certain dividends received from a foreign corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below with respect to the passive foreign investment company rules, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your United States federal income tax liability for the net amount of any R.O.C. taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to the shares or ADSs will generally be considered passive category income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares or ADSs if you (1) have held the shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Taxation of Capital Gains

Except as discussed below with respect to the passive foreign investment company rules, when you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are a non-corporate U.S. holder, including an individual, and the shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2014 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2014, sales in the amount of US$2,391.1 million were denominated in U.S. dollars. In 2014, material purchases in the amounts of US$557.4 million and ¥5,200 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2014, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$1,095.0 million. As of December 31, 2014, we also had accounts payable, convertible bonds and other liabilities denominated in U.S. dollars and the Japanese yen of US$988.6 million and of ¥4,054 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. Based on a sensitivity analysis performed on our financial position as of December 31, 2014, a hypothetical, unfavorable 5% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have decreased our net unrealized gains by NT$109 million. The table below presents our financial instruments with material foreign exchange risk as of December 31, 2014:

Expressed in US$ amount	Expected Maturity Date
(in millions)	2015	2016	2017	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit (NTD functional currency)	592.4	—	—	—	592.4	592.4
Liabilities:
Short-term Loans (RMB functional currency)	85.9	—	—	—	85.9	85.9
Long-term Loans (NTD functional currency)	187.0	85.3	33.9	—	306.2	306.2
Unsecured overseas convertible bonds (NTD functional currency)	—	—	—	420.4	420.4	375.8

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. The table below presents our financial instruments with material interest rate risk as of December 31, 2014:

Expressed in US$ amount (in millions)	Expected Maturity Date
	2015	2016	2017	Thereafter	Total	Fair value
On-balance sheet financial instruments
Liabilities:
Short-term Loans	85.9	—	—	—	85.9	85.9
Long-term Loans (1)	278.4	144.1	112.2	59.0	593.7	593.7

(1)	Our long-term borrowings had a weighted average interest rate of 1.6325% per annum during 2014.

As of December 31, 2013 and 2014, if the interest rate had been increased or decreased by 10 points, income before income tax for the period would have been NT$21 million (US$0.7 million) higher or NT$22 million (US$0.7 million) lower, respectively.

Commodity Price Risk

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. We generally do not entered into long-term supply agreements and our purchase of raw materials is on a purchase order basis at the prevailing market price. In addition, we do not employ financial instruments to hedge such commodity price risk. Therefore, in order to effectively mitigate the risk, we have continued to implement measures to reduce our dependency on gold wire, such as the development of copper wire bonding process. As of December 31, 2014, we did not hold material gold wire inventory. As a result, we believe we were not exposed to significant commodity price risk.

Other Price Risk

Our exposure to other market risk relates primarily to our investments in publicly-traded stock. Pursuant to the objective of strategic investments, we are exposed equity securities price risk in public market because of investments held by us and classified on the consolidated balance sheet as available-for-sale financial assets. As of December 31, 2014 if the market price had increased or decreased by 10% with all other variables held constant, other comprehensive income would have increased or decreased by NT$818 million (US$25.9 million).

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

Payments by Depositary

In 2014, we received the following payments (subject to applicable withholding tax) from Citibank, N.A.:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	12.0
Reimbursement of legal and consulting fees	357.3
Reimbursement of listing fees	47.0
Reimbursement of proxy process expenses	105.2
Reimbursement of SEC filing and maintenance fees	451.5

Total	973.0

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934, as amended, as of December 31, 2014. Based on that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 utilizing the criteria set forth in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2014, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

William W. Sheng is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2014, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2013 and 2014.

	2013	2014	2014
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	20,723	20,139	637.3
Audit-related Fees(2)	440	—	—
Tax Fees(3)	3,610	4,264	134.9

Total	24,773	24,403	772.2

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees.”
(3)	Tax fees include fees billed for tax compliance services and tax advice services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2013 and 2014 were pre-approved by our audit committee.

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

NASDAQ Listing Rule 5605(d) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under the R.O.C. Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the R.O.C., including our company, to establish a compensation committee for directors and managers’ compensation, which includes salary, stock options and other rewards. On March 18, 2011, the FSC promulgated “Regulations Governing the Appointment and Exercise of Powers by the Compensation Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter”, according to which publicly listed companies of our size were required to establish a compensation committee composed of no less than three members appointed by the board of directors. Such committee members must meet certain professional qualification requirements and must not have served as an employee or non-independent director of the company in the two years prior to their appointment. Pursuant to such regulations, on August 25, 2011, we established a compensation committee. Our current compensation committee comprises our independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng.

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

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 14, 2013 (English translation) (1)

2.1	Form of the Third Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., JPMorgan Chase Bank, N.A., as Depositary, and the Holders of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts(2)

4.1	Immunity Agreement with Motorola, Inc. (effective from November 5, 1996 to December 31, 2015)(3)

4.2	License Agreement with Flip Chip Technologies, L.L.C.(4)

4.3	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(5)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(6)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the SEC on April 24, 2014.
(2)	Incorporated by reference to Exhibit 99.(A) to our Registration Statement on Form F-6 (File No. 333-201043) filed with the SEC on December 18, 2014.
(3)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(6)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Eva Chen
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 27, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

        Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers, Taiwan

Taichung, Taiwan

Republic of China

April 27, 2015

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		As of December 31,
	Note	2013	2014
		NT$	NT$	US$
				(Note 4)
Current Assets
Cash and cash equivalents	6, 11	$16,975,247	$30,154,713	$954,263
Notes receivable, net	11	17,109	10,197	323
Accounts receivable, net	7, 11, 36	15,354,384	18,567,857	587,590
Other receivables	11	611,227	813,545	25,745
Inventories	8	3,667,592	4,381,135	138,644
Other current assets - other	11	1,199,572	1,280,461	40,521

		37,825,131	55,207,908	1,747,086

Non-current Assets
Available-for-sale financial assets, non-current	9, 11	6,087,053	8,999,903	284,807
Investments accounted for using the equity method	10	615,958	76,390	2,417
Property, plant and equipment	12	55,196,751	63,520,671	2,010,148
Intangible assets	13	355,313	249,170	7,885
Deferred income tax assets	28	837,585	696,112	22,029
Other non-current assets - other	11	901,082	1,002,316	31,719

		63,993,742	74,544,562	2,359,005

TOTAL ASSETS		$101,818,873	$129,752,470	$4,106,091

Current Liabilities
Short-term loans	11, 16	$2,533,850	$2,690,250	$85,134
Financial liability at fair value through profit or loss—current	11, 14, 38	—	1,095,552	34,669
Notes payable	11, 12, 30	—	735,000	23,259
Accounts payable	11	6,542,050	7,285,963	230,568
Other payables	11, 17, 30	9,214,227	10,171,755	321,891
Current income tax liabilities	28	778,348	1,908,506	60,396
Current portion of long-term loans	11, 16	3,154,196	6,970,152	220,574
Other current liabilities - other	11	307,493	718,865	22,750

		22,530,164	31,576,043	999,241

Non-current Liabilities
Convertible bonds	11, 15, 38	—	11,875,483	375,806
Long-term loans	11, 16	15,355,557	12,794,062	404,875
Deferred income tax liabilities	28	699,868	356,218	11,273
Other non-current liabilities	11, 18, 21	1,361,609	2,376,922	75,220

		17,417,034	27,402,685	867,174

Total Liabilities		39,947,198	58,978,728	1,866,415

Stockholders’ Equity
Capital stock	19	31,163,611	31,163,611	986,190
Capital reserve	20	15,758,479	15,758,479	498,686
Retained earnings	21
Legal reserve		8,207,777	8,797,005	278,386
Special reserve		244,604	—	—
Unappropriated earnings		5,376,927	10,640,940	336,739
Accumulated Other Comprehensive Income	22	1,120,277	4,413,707	139,675

Total Stockholders’ Equity		61,871,675	70,773,742	2,239,676

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$101,818,873	$129,752,470	$4,106,091

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

		For the years ended December 31,
	Note	2012	2013	2014
		NT$	NT$	NT$	US$
					(Note 4)
Operating Revenues		$64,654,558	$69,356,192	$83,071,441	$2,628,843
Operating Costs	8, 24	(52,915,599)	(54,925,674)	(62,081,265)	(1,964,597)

Gross Profit		11,738,959	14,430,518	20,990,176	664,246

Operating Expenses	24
Selling expenses		(808,420)	(839,723)	(937,884)	(29,680)
General and administrative expenses		(1,983,677)	(2,248,938)	(2,605,527)	(82,453)
Research and development expenses		(2,559,064)	(3,406,702)	(3,625,622)	(114,735)
Loss on settlement	4(1), 25	—	(896,250)	—	—

		(5,351,161)	(7,391,613)	(7,169,033)	(226,868)

Other income and expenses	4(1), 26	4,633	61,151	284,251	8,995

Operating Profit		6,392,431	7,100,056	14,105,394	446,373

Non-operating Income and Expenses
Interest income		117,670	102,416	155,804	4,931
Other gains and losses, net	27	236,722	436,826	162,092	5,129
Finance costs		(197,314)	(270,736)	(403,468)	(12,768)
Share of loss of investments accounted for using the equity method	10	(8,992)	(85,378)	(171,591)	(5,430)
Dividends income		114,753	169,211	223,235	7,064
Impairment loss of investments accounted for using the equity method	10	(94,409)	—	(442,385)	(14,000)
Gains (losses) on disposal of investments	9, 10	231,066	(3,686)	639,103	20,225

		399,496	348,653	162,790	5,151

Income before Income Tax		6,791,927	7,448,709	14,268,184	451,524
Income Tax Expense	21, 28	(1,229,695)	(1,606,700)	(3,050,097)	(96,522)

Net Income		$5,562,232	$5,842,009	$11,218,087	$355,002

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	22, 28	(260,136)	426,113	555,285	17,572
Unrealized gain on available-for-sale financial assets		103,514	692,601	2,948,369	93,303
Income tax relating to items that may be reclassified to profit or loss		(52,377)	(142,241)	(165,478)	(5,237)

		(208,999)	976,473	3,338,176	105,638

Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	22, 28	(17,236)	99,266	(53,911)	(1,706)
Income tax relating to items that will not be reclassified to profit or loss		2,930	(16,875)	9,165	290

		(14,306)	82,391	(44,746)	(1,416)

Other Comprehensive Income for the year, net of tax		(223,305)	1,058,864	3,293,430	104,222

Total Comprehensive Income for the year		$5,338,927	$6,900,873	$14,511,517	$459,224

Net Income Attributable to:
Owners of the parent		$5,562,232	$5,842,009	$11,218,087	$355,002

Total Comprehensive Income Attributable to:
Owners of the parent		$5,338,927	$6,900,873	$14,511,517	$459,224

Earnings Per Share (in New Taiwan dollars)	29
Basic		$1.81	$1.89	$3.60	$0.11

Diluted		$1.80	$1.87	$3.57	$0.11

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

				Retained Earnings			Other Comprehensive Income
	Note	Capital Stock	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available- for-sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of post employment benefit obligations	Treasury Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
For the year ended December 31, 2012
Balance at January 1, 2012		$31,163,611	$16,453,527	$7,162,092	$—	$3,851,486	$284,718	$—	$—	($964,188)	$57,951,246
Appropriation of earnings for prior years:	21
Legal reserve		—	—	483,724	—	(483,724)	—	—	—	—	—
Cash dividends		—	—	—	—	(4,371,214)	—	—	—	—	(4,371,214)
Changes in capital reserve	20
Other		—	(892)	—	—	—	—	—	—	—	(892)
Net income		—	—	—	—	5,562,232	—	—	—	—	5,562,232
Other comprehensive income	22	—	—	—	—	—	46,038	(255,037)	(14,306)	—	(223,305)

Total comprehensive income		—	—	—	—	5,562,232	46,038	(255,037)	(14,306)	—	5,338,927

Balance at December 31, 2012		$31,163,611	$16,452,635	$7,645,816	$—	$4,558,780	$330,756	($255,037)	($14,306)	($964,188)	$58,918,067

For the year ended December 31, 2013
Balance at January 1, 2013		$31,163,611	$16,452,635	$7,645,816	$—	$4,558,780	$330,756	($255,037)	($14,306)	($964,188)	$58,918,067
Appropriation of earnings for prior years:	21
Legal reserve		—	—	561,961	—	(561,961)	—	—	—	—	—
Special reserve		—	—	—	244,604	(244,604)	—	—	—	—	—
Cash dividends		—	—	—	—	(4,217,297)	—	—	—	—	(4,217,297)
Cash distribution from capital reserve	20	—	(923,496)	—	—	—	—	—	—	—	(923,496)
Share-based compensation	23	—	229,340	—	—	—	—	—		964,188	1,193,528
Net income		—	—	—	—	5,842,009	—	—	—	—	5,842,009
Other comprehensive income	22	—	—	—	—	—	553,748	422,725	82,391	—	1,058,864

Total comprehensive income		—	—	—	—	5,842,009	553,748	422,725	82,391	—	6,900,873

Balance at December 31, 2013		$31,163,611	$15,758,479	$8,207,777	$244,604	$5,376,927	$884,504	$167,688	$68,085	$—	$61,871,675

For the year ended December 31, 2014
Balance at January 1, 2014		$31,163,611	$15,758,479	$8,207,777	$244,604	$5,376,927	$884,504	$167,688	$68,085	$—	$61,871,675
Appropriation of earnings for prior years:	21
Legal reserve		—	—	589,228	—	(589,228)	—	—		—	—
Reversal of special reserve		—	—	—	(244,604)	244,604	—	—		—	—
Cash dividends		—	—	—	—	(5,609,450)	—	—		—	(5,609,450)
Net income		—	—	—	—	11,218,087	—	—		—	11,218,087
Other comprehensive income	22	—	—	—	—	—	2,785,611	552,565	(44,746)	—	3,293,430

Total comprehensive income		—	—	—	—	11,218,087	2,785,611	552,565	(44,746)	—	14,511,517

Balance at December 31, 2014		$31,163,611	$15,758,479	$8,797,005	$—	$10,640,940	$3,670,115	$720,253	$23,339	$—	$70,773,742

Balance at December 31, 2014, in US$	4	$986,190	$498,686	$278,386	$—	$336,739	$116,143	$22,793	$739	$—	$2,239,676

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2012	2013	2014
		NT$	NT$	NT$	US$
					(Note 4)
Cash flows from operating activities
Consolidated income before tax		$6,791,927	$7,448,709	$14,268,184	$451,525
Adjustments for:
Depreciation	12, 24	9,522,584	10,447,444	11,840,340	374,694
Amortization	13, 24	577,789	586,295	595,475	18,844
Provision for (reversal of) bad debt expense	7	(10,551)	1,814	—	—
Net loss on financial liabilities at fair value through profit or loss	14	—	—	321,233	10,166
Interest expense		196,640	270,108	403,080	12,756
Interest income		(117,670)	(102,416)	(155,804)	(4,931)
Dividend income		(114,753)	(169,211)	(223,235)	(7,064)
Share-based compensation	23	—	232,056	—	—
Share of loss of investments accounted for using equity method	10	8,992	85,378	171,591	5,430
Impairment loss of investments accounted for using equity method	10	94,409	—	442,385	14,000
Gain on disposal of property, plant and equipment	26	(90,466)	(96,536)	(287,947)	(9,112)
(Gain) loss on disposal of investment	9, 10	(231,066)	3,686	(639,103)	(20,225)
Impairment loss of property, plant and equipment	26	192,115	111,715	63,722	2,017
Realized intercompany profit		(259)	(1,030)	—	—
Foreign currency exchange loss on convertible bonds payable		—	—	516,543	16,346
Foreign currency exchange loss (gain) on long-term loan		(319,555)	207,928	581,518	18,402
Changes in assets and liabilities related to the operation
Notes receivable		(44,992)	51,372	7,290	231
Accounts receivable		(2,645,648)	(2,381,845)	(3,043,597)	(96,316)
Other receivables		(326,578)	(3,140)	(152,479)	(4,825)
Inventories		837,718	(522,548)	(696,646)	(22,046)
Other current assets-other		(30,225)	(246,747)	(73,773)	(2,335)
Other non-current assets-other		—	—	43,354	1,372
Accounts payable		(539,575)	650,991	707,657	22,394
Other payables		(124,408)	2,317,869	1,191,269	37,698
Other current liabilities		303,683	(215,774)	270,943	8,574
Other non-current liabilities		(4,207)	(1,669)	(4,361)	(138)

Cash provided by operations		13,925,904	18,674,449	26,147,639	827,457
Interest received		117,234	94,596	146,544	4,637
Dividend received		120,003	181,469	223,478	7,072
Interest paid		(181,154)	(261,094)	(343,152)	(10,859)
Income tax paid		(615,855)	(941,464)	(1,229,336)	(38,903)

Net cash provided by operating activities		13,366,132	17,747,956	24,945,173	789,404

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2012	2013	2014
		NT$	NT$	NT$	US$
					(Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	9	$220,600	$—	$674,622	$21,349
Proceeds from disposal of investments accounted for using the equity method	10	23,629	3,985	—	—
Increase of investments accounted for using the equity method	10	(618,178)	(31,717)	(63,818)	(2,020)
Increase in pledged deposits		—	—	(2,900)	(92)
Acquisition of property, plant, and equipment	12,30	(15,142,292)	(14,978,686)	(19,560,740)	(619,011)
Proceeds from disposal of property, plant, and equipment	12	112,838	106,474	315,556	9,986
Increase in refundable deposits		(5,633)	(61,047)	(9,205)	(291)
Acquisition of intangible assets	13	(138,115)	(44,932)	(65,802)	(2,082)
Increase in other non-current assets		(325,260)	(582,338)	(530,516)	(16,788)

Net cash used in investing activities		(15,872,411)	(15,588,261)	(19,242,803)	(608,949)

Cash flows from financing activities
Proceeds from short-term loans		1,027,075	—	—	—
Proceeds from long-term loans		5,953,356	6,206,000	3,850,000	121,835
Repayment of long-term loans		—	(3,178,166)	(3,178,166)	(100,575)
Proceeds from the issuance of convertible bonds		—	—	12,089,536	382,580
Increase (decrease) in deposit-in		(89,184)	1,107	140,246	4,438
Payment for cash dividends		(4,371,188)	(4,217,256)	(5,609,436)	(177,513)
Cash distribution from capital reserve		—	(923,496)	—	—
Proceeds from transferring treasury stocks to employees	23	—	961,472	—	—

Net cash provided by (used in) financing activities		2,520,059	(1,150,339)	7,292,180	230,765

Effect on foreign currency exchange		(100,388)	113,399	184,916	5,852

Net (decrease) increase in cash and cash equivalents		(86,608)	1,122,755	13,179,466	417,072
Cash and cash equivalents at the beginning of the year		15,939,100	15,852,492	16,975,247	537,191

Cash and cash equivalents at the end of the year	6	$15,852,492	$16,975,247	$30,154,713	$954,263

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

2.	Authorized for Issuance Date and the Procedure

The consolidated financial statements have been authorized for issue by the Audit Committee on April 20, 2015.

3.	The Adoption of New and Amended Standards and Interpretations

A.	New Standards and Interpretations Not Yet Adopted

New Standards, Amendments, and Interpretations	Content	Effective Date
IFRS 15, ‘Revenue from contracts with customers’	The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.	January 1, 2017

IFRS 9, ‘Financial instruments’	The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.	January 1, 2018

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

The Company and its subsidiaries (together, the “Group”) is assessing the potential impact of the new standards, interpretations and amendments above and has not yet been able to reliably estimate their impact on the consolidated financial statements.

B.	New Standards and Interpretations Adopted

The following standards have been adopted by the group for the first time for the financial year beginning on or after 1 January 2014:

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the group financial statements as a result.

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognised. The Group is not currently subject to significant levies so the impact on the Group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2014 are not material to the Group.

4.	Summary of Significant Accounting Policies

The accompanying consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

(1)	Basis of Preparation

A.	The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and the interpretations of the IFRS interpretations committee (“IFRIC”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation requires the use of certain critical accounting estimates and also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The Group has revised the consolidated statements of comprehensive income with effect from 2012 as follows:

•	Loss on settlement of $896,250 for the year ended December 31, 2013 previously recorded in “non-operating income and expenses” have been reclassified to operating expenses.

•	Gains and losses associated with disposal and impairments of property, plant and equipment of $101,649 and $15,179 for the years ended December 31, 2012 and 2013 previously recorded in “non-operating income and expenses” have been reclassified to operating expenses, under “other income and expenses” line item.

•	Miscellaneous income, gains and losses associated with various rental income, proceeds from recycling of waste materials, settlements on disputes with customers and suppliers, excess fees received from customers and suppliers, penalties charged to suppliers and etc., amounted to $106,282 and $76,330 for the years ended December 31, 2012 and 2013 that previously recorded in “non-operating income and expenses” have been reclassified to operating expenses under “other income and expenses” line item.

Management considered the current classifications are more appropriate and consistent with the Group’s normal operational activity and industry practice. Comparative information has been revised to conform to the current period’s presentation.

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

A.	Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2013	2014
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

(3)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker assesses performance and allocates resources based on the economic environment. All of the Company’s segments have similar economic characteristics and meet the criteria of aggreggation. As a result, the Company discloses a single reporting segment by aggregating all the operating segments.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Foreign Currency Translation

A.	Convenience Translation into US Dollars

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2014 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$31.60 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

Cash and cash equivalents includes cash on hand, deposits held at call with banks, time deposits that meet operating short-term cash commitments, and other short-term highly liquid investments with original maturities of 3 months or less.

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

Inventories are recorded at cost when acquired under a perpetual inventory system. Cost is determined using the weighted-average method. The cost of work in process comprises raw materials, direct labor, other direct costs and related production overheads based on normal operting capacity. As of the balance sheet date, inventories are stated at the lower of cost or net realizable value by item, except where it may be appropriate to similar groups or related items. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and necessary selling expenses.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

In the service agreements with and/or purchase orders from customers, the Group and the customer both agree what materials are to be provided by the customer and what materials are to be provided by the Group. Materials provided by the customers are considered consigned materials. According to the service agreement and/or purchase order, title (ownership) of the consigned materials belongs to the customers. The Group does not take title to these consigned materials. The Group does not have any rights or obligations with respect to the consigned materials other than keeping them in good care while under the Group’s custody, and therefore the risk does not transfer to the Group. In addition, the customers are informed of the status and locations of integrated circuits being assembled and/or tested by the Group which provides further evidence that the customers are taking control or monitoring those consigned materials. As such, the Group does not book the consigned materials into its inventory account.

(10)	Financial Assets

A.	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

B.	Recognition and Measurement

(a)	Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset).

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

(b)	Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other gains and losses” in the period in which they arise. Changes in the fair value of securities classified as available-for-sale are recognized in other comprehensive income. Dividend income from these two assets is recognized in the income statement when the Group’s right to receive payments is established.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(c)	Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. The interest arising subsequently is recognized in “other income” in the income statement.

(d)	When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are recognized in the income statement.

C.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

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

Evidence of impairment includes:

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

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, any significant unfavorable change that takes place in the technical, market, economic, or legal environments where the issuer operates indicates the possibility that the investment cost of the equity instrument may not be recovered and a significant or prolonged decline in the fair value of the security below its cost are evidences that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(12)	Equity Method Investments (Investments in Associate and Joint Arrangements)

Investment in associate

A.	Associates, which are accounted for using the equity method of accounting, are all entities over which the Group has significant influence, which means the power to participate in the financial and operating policy decisions of the investees, but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

B.	The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

C.	If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. Dilution gains and losses arising in investments in associates are recognized in the income statement.

Investment in joint arrangements

A.	Investments in joint arrangement are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Group has assessed the nature of its joint arrangement and determined it to be a joint venture which is accounted for using the equity method.

B.	Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Group does not recognize further losses, unless it has incurred obligation or made payments on behalf of the joint ventures.

Other significant policies of the equity method

Profits and losses resulting from upstream and downstream transactions between the Group and its associates or joint ventures are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates or joint ventures. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Material accounting standard differences between associates or joint ventures and the Group were properly assessed and recorded.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value and recognizes the amount in “other gains and losses” in the income statement.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(13)	Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost less accumulated depreciation and impairments. The acquisition costs include the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and the obligations to dismantle and remove the items and restore the site on which they are located. The subsequent costs will only be recognized under the conditions that future economic benefits associated with the item will flow to the Group and the item cost can be measured reliably. The carrying amount of the replaced part is derecognized. Day-to-day servicing costs and repairment expenditures are recognized as expenses as incurred.

B.	The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The capitalized borrowing costs will be depreciated through the residual useful lives of related items. Borrowing costs which do not qualify for capitalization are recognized in profit or loss.

C.	If a material part of replacing items of property, plant and equipment has different useful life from the main asset, it should be recognized and depreciated separately. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The useful lives of property, plant and equipment are 5 to 15 years, except for buildings, which are 20 to 55 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each fiscal year.

D.	Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other income and expenses” in the income statement.

(14)	Intangible Assets

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

(15)	Impairment of Non-financial Assets

A.	Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value, defined as the price that would be received to dispose an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, less costs to dispose, or it’s value in use. The value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

B.	An impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of the asset shall be reversed to its recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(16)	Accounts Payable

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(17)	Financial liabilities at fair value through profit or loss

A.	Financial liability is classified in fair value through profit or loss while it is held for trading or identified at fair value through profit or loss on initial recognition. A financial liability is held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term, or if it is a derivative that is neither classified as a financial guarantee contract nor designated and effective as a hedging instrument. A financial liability is designated as at fair value through profit or loss upon initial recognition if:

i.	Such designation eliminates or significantly reduces a measurement or recognition in consistency that would otherwise arise; or

ii.	The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

iii.	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at fair value through profit or loss.

B.	Financial liabilities at fair value through profit or loss are stated at fair value upon initial recognition, and the related transaction cost are expensed immediately. In subsequent measurement, the Group measures fair value fluctuation in current profit or loss.

(18)	Convertible Bonds

Convertible bonds issued by the Company contain liability, conversion option, redemption option and put option (collectively the “Bonds Options”) components. The Company assesses if the economic characteristics and risks of the redemption option and put embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity component. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39. The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative.

At the date of offering, the Bonds Options components are classified as a derivative liability and subsequently measured at fair value through profit and loss. The liability component excluding the Bonds Options is measured at amortized cost using the effective interest method. Transaction costs that relate to the offering of the convertible bonds are allocated to the liability and the Bonds Options components in proportion to their relative fair values. Transaction costs relating to the Bonds Options are recognized immediately in profit or loss. Transaction costs relating to the liability component are included in the carrying amount of the liability component and amortized using the effective interest method.

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability components. The adjusted carrying amounts of the liability components at conversion are credited to capital stock and capital reserve. In addition, the liability components of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right. After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(19)	Borrowings

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

(20)	Derecognition of financial liabilities

The Group shall remove a financial liability from its balance sheet when the obligation specified in the contract is discharged or cancelled or expired.

(21)	Income Tax

A.	The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

B.	The current income tax is calculated on the basis of the tax law enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

C.	Additional 10% undistributed earnings tax is estimated and recognized during the period when income is earned.

D.	Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

E.	Except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the forseeable future, deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, and joint arrangements. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

F.	Deferred income tax assets and liabilties are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

G.	Deferred income tax assets are recognized on deductible temporary differences only to the extent that there is sufficient taxable profit available against which the temporary difference can be utilized. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(22)	Employee Benefits

A.	Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when the employees render service.

B.	For defined contribution plans, the Group pays contributions to a publicly or privately administered pension fund. The contributions are recognized as employee benefit expenses when they are due. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

C.	For defined benefit plan, the liability recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension obligation.

The current service cost of the defined benefit plan, recognized in the income statement in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements.

D.	For employees’ bonuses and directors’ and supervisors’ remunerations, the Group recognizes cost/expense and related liability when the Group has legal obligation and could reasonably estimate such amount. Any difference between estimated amount and distributed amount resolved in the stockholders’ meeting in the subsequent year shall be adjusted in the income/loss of the following year.

(23)	Provision

A.	Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

B.	Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

C.	A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. A present obligation that arises from past events but is not recognized because either that it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or that the amount of the obligation cannot be measured with sufficient reliability.

(24)	Revenue Recognition

The Group provides assembly, testing, and turnkey services for integrated circuits. The Group recognizes revenue when:

A.	the amount of revenue can be measured reliably;

B.	it is probable that the economic benefits associated with the transaction will flow to the entity;

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	the stage of completion of the transaction at the end of the reporting period can be measured reliably;

D.	the costs incurred for the transaction and the cost to complete the transaction can be measured reliably.

Services provided by the Group include wafer bumping, wafer sort, IC packaging and final testing. Actual services and fees of the Group may vary by customers and are pre-agreed before provision of services. The Group regards each of the captioned services as a separate stage. Fees for each stage of services are negotiated independently and the fee for a specific stage is the then market price for that stage. Revenue is recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned. The allowance is estimated by historical experiences and recorded as a deduction to the revenue.

(25)	Lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(26)	Treasury Stock

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

(27)	Share-based Compensation

The Group operates an equity-settled, share-based compensation plan under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the shares is recognized as an expense during the vesting period. The total amount to be expensed is determined by reference to the fair value of the shares granted.

5.	Critical Accounting Estimates and Judgments

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may differ from the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)	Deferred Income Tax

By using the liability method, the Group recognizes future deferred tax assets and deferred tax liabilities, which are incurred from temporary differences and investment credits. While assessing the reliability of deferred tax assets, management exercises material accounting judgments and estimates, including assumptions related to projected growth of future revenues, profitability, tax-free period, usage of tax credits, and tax planning. Any variations in global economic and industrial conditions, and changes in regulations will impact the amount of current income tax expense and the net value of deferred tax assets. For more information, please refer to Note 28.

(2)	Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate, future salary increase rate and etc. Any changes in these assumptions will impact the carrying amount of pension obligations. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 18.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Fair Value of Financial Instruments

The fair value of derivatives and other financial instruments that are not traded in active market is determined by using valuation techniques. The Group uses its professional judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For valuing these financial instruments, the Group maximizes the use of observable market data where it is available and rely as little as possible on entity specific estimates. For sensitivity analyses, please refer to Note 38.

6.	Cash and Cash Equivalents

	As of December 31,
	2013	2014
	NT$	NT$
Cash on hand and petty cash	1,279	1,331
Cash equivalents	8,397	7,500
Saving and checking accounts	2,552,202	3,486,490
Time deposits	14,413,369	26,659,392

	16,975,247	30,154,713

7.	Accounts Receivable, Net

	As of December 31,
	2013	2014
	NT$	NT$
Accounts receivable	15,545,077	18,845,257
Less: Allowance for sales discounts	(188,154)	(275,705)
Allowance for doubtful accounts	(2,539)	(1,695)

	15,354,384	18,567,857

The maximum exposure to credit risk at the reporting date is the carrying value of receivables mentioned above. It was assessed that these receivables are highly likely to be recovered; therefore the credit risk is low. Please refer to Note 36 B for relevant analysis.

Movements on the Group’s allowance for doubtful accounts are as follows:

	For the years ended December 31,
	2013	2014
	NT$	NT$
Balance as of January 1,	845	2,539
Allowance for doubtful accounts	1,814	—
Write-offs	(165)	—
Effects of foreign currency exchange	45	(844)

Balance as of December 31,	2,539	1,695

The individually impaired receivables mainly relate to our customers which are in unexpectedly difficult economic situations.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

8.	Inventories

	As of December 31,
	2013	2014
	NT$	NT$
Raw materials and supplies	3,355,721	3,955,748
Work in process	423,479	568,735

	3,779,200	4,524,483
Less: Allowance for loss on obsolescence and decline in market value of inventories	(111,608)	(143,348)

	3,667,592	4,381,135

The above allowance for loss on obsolescence and decline in market value of inventories were caused by the valuation of raw materials and supplies.

	For the years ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Expense / loss incurred related to inventories :
Cost of goods sold	52,955,663	54,954,324	62,070,282
Decline in (recovery of) market value and loss on obsolescence	38,109	(13,246)	31,258
Others	(78,173)	(15,404)	(20,275)

	52,915,599	54,925,674	62,081,265

In 2013, the Group disposed certain obsolete inventories and reversed the amount of “Decline in market value and loss on obsolescence” correspondingly.

9.	Available-for-sale Financial Assets

	As of December 31,
	2013	2014
	NT$	NT$
Common Stock	5,904,064	8,799,109
Fund	182,989	200,794

	6,087,053	8,999,903

A.	The Company did not dispose any of its available-for-sale financial assets for the year ended December 31, 2013; however, the Company disposed of 800 thousand and 1,225 thousand common shares of available-for-sale financial assets and recognized a gain on disposal of $194,392 and $639,103 for the years ended December 31, 2012 and 2014, respectively.

B.	The Company recorded unrealized gains of $103,541, $692,601 and $2,948,369 for the change of fair value of available-for-sale financial assets in other comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

10.	Investments Accounted for Using the Equity Method

(1)	Investments in associates

	Carrying Amount		% of ownership interest
Associates and the	As of December 31,	As of December 31,	As of December 31,	As of December 31,
Principal Place of Business	2013	2014	2013	2014
	NT$	NT$
AcSiP Technology Corp.
Taiwan, R.O.C.	78,469	52,763	11.99%	12.08%
Microcircuit Technology (S) Pte. Ltd.
Singapore	—	23,627	—	42.27%

	78,469	76,390

A.	The Company acquired common shares of AcSiP Technology Corp. (AcSiP) to upgrade assembly related technology. Although the Company holds less than 20% of the equity shares of AcSiP, the Company exercises significant influence by appointing one director of the Board of Directors in AcSiP, thus continues to apply equity method accounting. As a result of the increase of AcSiP’s issued shares, which were not purchased or obtained proportionally by the Company, equity investments and gain on disposal of investments of $19,562 and ($4,330) were adjusted for the years ended December 31, 2012 and 2013, respectively. In addition, the Company disposed 158 thousand and 100 thousand shares and recognized gain on disposal of investments of $17,112 and $644 for the years ended December 31, 2012 and 2013, respectively. In June 2012, 2013 and 2014, the investee distributed cash dividends which could be deemed as return of investment cost under the equity method, and the Company decreased equity investments of $5,250, $12,259 and $243. As of December 31, 2014, the ownership over the investee increased due to the common stock buy-back plan performed by AcSiP. The Company accounted for such increase in ownership interests as additional acquisition.

B.	Pursuant to IAS 36, “Impairment of Assets”, the Company assessed its equity investee, Vertical Circuits, Inc. (VCI), which filed for bankruptcy in July 2012, and determined that the carrying amount exceeded the recoverable amount. As a result, the Company recognized total residual book value of $94,409 as impairment loss.

C.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired 22,865 thousand shares of Microcircuit Technology (S) Pte. Ltd. (MCT) for $618,178 (US$20,500 thousand) and obtained 42.27% of the voting rights in July 2012. Under the contractual agreement, a unanimous consent from all shareholders was required for all MCT’s relevant activities. The Company determined it has joint control over MCT and accounted for as a joint venture investment.

In 2013 and 2014, the Company increased the investment in MCT amounted to $31,718 (US$1,060 thousand) and $63,818 (US$2,114 thousand), respectively, while maintaining its relative share ownership. However, in September 2014, another joint venture investor, AEM Holdings Ltd., sold all of its shares to a third party, PBT Pte. Ltd., at a price that was relatively lower than the holding price of the Company. The Company believed that the transaction is an impairment indicator. The recoverable amount, determined based on fair value less cost to disposal, was lower than the investment’s carrying amount, and the Company recognized an impairment loss of $442,385 in 2014. The recoverable amount is a non-recurring fair value which was measured using observable inputs, being the share selling price by AEM Holdings Ltd., and is therefore within level 2 of the fair value hierarchy. In December 2014, the Company entered into a new contractual agreement with PBT Pte. Ltd. under which the Company no longer held joint control over MCT. Therefore, the investment in MCT was reclassified from “Joint Venture” to “Associate”.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	Summarized financial information for associates as of December 31, 2013 and 2014:

	AcSiP		MCT
	2013	2014	2014
	NT$	NT$
Current Assets	619,707	385,286	100,292
Non-current Assets	18,542	18,180	694,563
Current Liabilities	54,767	39,832	131,536
Non-current Liabilities	10,148	—	59

	AcSiP			MCT
	2012	2013	2014	2014
	NT$	NT$	NT$	NT$
Net operating revenues	3,054,632	778,776	835,054	104,281
Net Income (Loss)	94,805	15,000	(204,815)	(311,326)
Other Comprehensive Income	—	—	—	(16,036)

Total Comprehensive Income	94,805	15,000	(204,815)	(327,362)

Share of loss of associates accounted for using equity method	16,015	(5,866)	(24,175)	(147,416)

E.	The fair value of the investments accounted for using the equity method in publicly traded stocks, calculated by the closing price at the balance sheet date, are summarized as follows:

	As of December 31,
	2013	2014
	NT$	NT$
AcSiP Technology Corp.	78,845	28,468

(2)	Investment in joint venture

	As of December 31, 2013
Joint Venture and the Principal Place of Business	Carrying Amount	% of ownership interest
	NT$
Microcircuit Technology (S) Pte. Ltd. (MCT) Singapore	537,489	42.27%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Summarized financial information for joint venture

As of
December 31, 2013
NT$
Cash and Cash Equivalent	173,328
Current Assets	147,625
Noncurrent Assets	656,235
Current Financial Liabilities	15,922
Current Liabilities	110,610
Noncurrent Financial Liabilities	11,012
Noncurrent Liabilities	—

	For the Years Ended December 31,
	2012	2013
	NT$	NT$
Net operating revenues	301,054	235,792
Depreciation and Amortisation	96,386	66,783
Interest Income	592	1,813
Interest Expense	7,194	1,034
Income Tax Expense	—	—
Net Loss	106,139	187,802
Other Comprehensive Income	29,945	(43,431)

Total Comprehensive Loss	136,084	144,371

Note: Since MCT has been reclassified from “Joint Venture” to “Associate,” related financial information for the fiscal year 2014 is disclosed in “Investments in Associates.”

(3)	Reconciliation of Summarized Financial Information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in associates and joint venture.

	AcSiP		MCT
	2013	2014	2013	2014
	NT$	NT$	NT$	NT$
Summarized financial information
Opening net assets at January 1,	667,338	573,334	908,979	839,645
Net Income for the year	15,000	(204,815)	(187,802)	(311,326)
Capital increase by cash	—	—	75,037	150,977
Foreign exchange differences	—	—	43,431	(16,036)
Others	(109,004)	(4,886)	—	—

Closing net assets at December 31,	573,334	363,633	839,645	663,260

Interest in investees	68,743	44,286	354,918	280,360
Unrealized intercompany profit	—	—	59	—
Goodwill (Note)	9,726	8,477	182,512	—
Impairments	—	—	—	(256,733)

Carrying value at December 31,	78,469	52,763	537,489	23,627

Note: MCT’s goodwill of $185,652 was fully impaired in 2014. Total impairment charge in MCT amounted to $442,385.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

11.	Financial Instruments by Category

	As of December 31, 2013
	Carried at amortized cost	Carried at fair value	Total as per balance sheet
	NT$	NT$	NT$
Financial Assets
Loans and receivables
Cash and Cash Equivalent	16,975,247	—	16,975,247
Notes Receivable	17,109	—	17,109
Accounts Receivable	15,354,384	—	15,354,384
Other Receivables	611,227	—	611,227
Time deposits (shown as Other Current Asset-Other)	336,700	—	336,700
Refundable deposits (shown as Other Non-Current Assets—Other)	77,631	—	77,631
Available-for-sale financial assets	—	6,087,053	6,087,053

	33,372,298	6,087,053	39,459,351

Financial Liabilities
Amortised cost
Short-term Loans	2,533,850	—	2,533,850
Accounts Payable	6,542,050	—	6,542,050
Other Payables	9,214,227	—	9,214,227
Receipts under custody (shown as Other Current Liabilities—Other)	91,343	—	91,343
Long-term Loans (include Current Portion)	18,509,753	—	18,509,753
Deposits received (shown as Other Non-Current Liabilities)	377,327	—	377,327

	37,268,550	—	37,268,550

	As of December 31, 2014
	Carried at amortized cost	Carried at fair value	Total as per balance sheet
	NT$	NT$	NT$
Financial Assets
Loans and receivables
Cash and Cash Equivalent	30,154,713	—	30,154,713
Notes Receivable	10,197	—	10,197
Accounts Receivable	18,567,857	—	18,567,857
Other Receivables	813,545	—	813,545
Time deposits (shown as Other Current Asset-Other)	339,600	—	339,600
Refundable deposits (shown as Other Non-Current Assets—Other)	90,521	—	90,521
Available-for-sale financial assets	—	8,999,903	8,999,903

	49,976,433	8,999,903	58,976,336

Financial Liabilities
Amortised cost
Short-term Loans	2,690,250	—	2,690,250
Notes Payable	735,000	—	735,000
Accounts Payable	7,285,963	—	7,285,963
Other Payables	10,171,755	—	10,171,755
Receipts under custody (shown as Other Current Liabilities—Other)	88,140	—	88,140
Deposits received (shown as Other Current Liabilities and Non-Current Liabilities)	141,468	—	141,468
Convertible bonds payable	11,875,483	—	11,875,483
Long-term Loans (include Current Portion)	19,764,214	—	19,764,214
Long-term payable (shown as Other Non-Current Liabilities—Other)	285,300	—	285,300
Financial liability at fair value through profit or loss—current	—	1,095,552	1,095,552

	53,037,573	1,095,552	54,133,125

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

12.	Property, Plant and Equipment

A.	Cost, accumulated depreciation, and accumulated impairment by category

	As of December 31, 2013
		Accumulated	Accumulated
	Cost	depreciation	Impairment	Book value
	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	2,903,192
Buildings	21,020,767	(8,209,595)	—	12,811,172
Machinery and equipment	68,744,533	(36,028,610)	(216,325)	32,499,598
Utility equipment	1,451,857	(928,409)	(270)	523,178
Furniture and fixtures	970,493	(594,223)	(338)	375,932
Other equipment	4,454,150	(1,948,460)	(5,062)	2,500,628
Construction in progress and equipment awaiting for inspection	3,583,051	—	—	3,583,051

	103,128,043	(47,709,297)	(221,995)	55,196,751

	As of December 31, 2014
		Accumulated	Accumulated
	Cost	depreciation	Impairment	Book value
	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	2,903,192
Buildings	22,789,352	(9,636,672)	—	13,152,680
Machinery and equipment	71,922,606	(38,147,664)	(85,639)	33,689,303
Utility equipment	1,567,405	(1,002,602)	(426)	564,377
Furniture and fixtures	986,743	(633,244)	(1,317)	352,182
Other equipment	5,075,725	(2,229,454)	(5,979)	2,840,292
Construction in progress and equipment awaiting for inspection	10,018,645	—	—	10,018,645

	115,263,668	(51,649,636)	(93,361)	63,520,671

B.	Movement from period beginning to period end

(a)	From January 1, 2013 to December 31, 2013

i. Cost	For the year ended December 31, 2013
	Balance as of				Exchange	Balance as of
	January 1, 2013	Additions	Disposals	Transfers	Differences, Net	December 31, 2013
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	18,992,837	1,059,822	(17,442)	889,738	95,812	21,020,767
Machinery and equipment	62,618,808	9,949,625	(6,244,376)	2,281,646	138,830	68,744,533
Utility equipment	1,306,963	177,148	(92,608)	31,276	29,078	1,451,857
Furniture and fixtures	1,019,541	86,776	(161,736)	20,835	5,077	970,493
Other equipment	3,225,829	1,145,539	(244,502)	148,236	179,048	4,454,150
Construction in progress and equipment awaiting for inspection	3,804,518	3,097,602	—	(3,371,731)	52,662	3,583,051

	93,871,688	15,516,512	(6,760,664)	—	500,507	103,128,043

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

ii. Accumulated depreciation	For the year ended December 31, 2013
	Balance as of				Exchange	Balance as of
	January 1, 2013	Additions	Disposals	Transfers	Differences, Net	December 31, 2013
	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	6,962,635	1,243,901	(17,442)	—	20,501	8,209,595
Machinery and equipment	33,641,507	8,422,269	(6,124,793)	26,008	63,619	36,028,610
Utility equipment	856,567	143,440	(91,227)	—	19,629	928,409
Furniture and fixtures	633,602	118,358	(160,747)	—	3,010	594,223
Other equipment	1,614,121	519,476	(237,669)	(26,008)	78,540	1,948,460

	43,708,432	10,447,444	(6,631,878)	—	185,299	47,709,297

iii. Accumulated impairment	For the year ended December 31, 2013
	Balance as of			Exchange	Balance as of
	January 1, 2013	Additions	Disposals	Differences, Net	December 31, 2013
	NT$	NT$	NT$	NT$	NT$
Machinery and equipment	227,265	105,620	(118,973)	2,413	216,325
Utility equipment	1,578	31	(1,381)	42	270
Furniture and fixtures	321	948	(937)	6	338
Other equipment	6,686	5,116	(6,824)	84	5,062

	235,850	111,715	(128,115)	2,545	221,995

(b)	From January 1, 2014 to December 31, 2014

i. Cost	For the year ended December 31, 2014
	Balance as of				Exchange	Balance as of
	January 1, 2014	Additions	Disposals	Transfers	Differences, Net	December 31, 2014
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	21,020,767	329,570	(330)	1,308,922	130,423	22,789,352
Machinery and equipment	68,744,533	8,966,134	(7,902,085)	1,582,215	531,809	71,922,606
Utility equipment	1,451,857	89,415	(84,575)	75,746	34,962	1,567,405
Furniture and fixtures	970,493	93,966	(88,672)	3,550	7,406	986,743
Other equipment	4,454,150	630,400	(407,894)	371,938	27,131	5,075,725
Construction in progress and equipment awaiting for inspection	3,583,051	9,760,058	(1,342)	(3,357,944)	34,822	10,018,645

	103,128,043	19,869,543	(8,484,898)	(15,573)	766,553	115,263,668

Pursuant to future operating expansion, the Group issued non-interest bearing notes payables to acquire a factory building from ProMos Technologies Inc. at a price of $6,400,000 in August 2014. The factory building is located at Taiwan Central Science Park, No. 19, Keya Road, Daya District, Taichung City, Taiwan. As of December 31, 2014, the facility building and related equipment were classified under “Construction in progress and equipment awaiting for inspection”, and the remaining notes payables are $735,000, which are due in January 2015.

ii. Accumulated depreciation	For the year ended December 31, 2014
	Balance as of				Exchange	Balance as of
	January 1, 2014	Additions	Disposals	Transfers	Differences, Net	December 31, 2014
	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	8,209,595	1,398,880	(331)	(758)	29,286	9,636,672
Machinery and equipment	36,028,610	9,504,967	(7,705,268)	9,873	309,482	38,147,664
Utility equipment	928,409	134,818	(84,404)	—	23,779	1,002,602
Furniture and fixtures	594,223	121,690	(87,391)	(11)	4,733	633,244
Other equipment	1,948,460	679,985	(401,877)	(9,104)	11,990	2,229,454

	47,709,297	11,840,340	(8,279,271)	—	379,270	51,649,636

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

iii. Accumulated impairment	For the year ended December 31, 2014
	Balance as of			Exchange	Balance as of
	January 1, 2014	Additions	Disposals	Differences, Net	December 31, 2014
	NT$	NT$	NT$	NT$	NT$
Machinery and equipment	216,325	56,349	(189,101)	2,066	85,639
Utility equipment	270	325	(171)	2	426
Furniture and fixtures	338	1,972	(1,008)	15	1,317
Other equipment	5,062	5,076	(4,279)	120	5,979

	221,995	63,722	(194,559)	2,203	93,361

C.	There is no interest capitalized for the years ended December 31, 2012, 2013 and 2014.

D.	For idle equipment, the Group adopted fair value less cost to dispose method to measure their recoverable amount and recognized impairment loss of $192,115, $111,715 and $63,722 for the years ended December 31, 2012, 2013 and 2014, respectively.

13.	Intangible Assets

	For the year ended December 31, 2013
	Balance as of January 1, 2013	Additions	Amortizations	Exchange Differences, Net	Balance as of December 31, 2013
	NT$	NT$	NT$	NT$	NT$
License Fee	365,517	7,408	(115,805)	—	257,120
Software	150,570	37,524	(90,344)	443	98,193

	516,087	44,932	(206,149)	443	355,313

	For the year ended December 31, 2014
	Balance as of January 1, 2014	Additions	Amortizations	Exchange Differences, Net	Balance as of December 31, 2014
	NT$	NT$	NT$	NT$	NT$
License Fee	257,120	32,177	(115,035)	—	174,262
Software	98,193	33,625	(57,506)	596	74,908

	355,313	65,802	(172,541)	596	249,170

For the years ended December 31, 2012, 2013 and 2014, amortizations of $6,701, $6,665 and $7,441 are included in “operating cost”, and amortizations of $198,191, $199,484 and $165,100 are included in “operating expense” in the income statement.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

14.	Financial liabilities at fair value through profit or loss

There were no financial liabilities at fair value through profit or loss for the year ended December 31, 2013. As of December 31, 2014, the detail of financial liabilities at fair value through profit or loss is as follow:

As of December 31, 2014
NT$
Conversion option, redemption option and put option of convertible bonds upon initial recognition (Note 15)	774,319
Valuation adjustments	321,233

1,095,552

The net loss of financial liabilities held for trading recognized in profit or loss was $321,233 for the year ended December 31, 2014

15.	Convertible bonds

There were no convertible bonds outstanding as of December 31, 2013. As of December 31, 2014, the detail of convertible bond is as follow:

As of December 31, 2014
NT$
Unsecured overseas convertible bonds	13,327,948
Less: Discounts on bonds payable	(1,452,465)

11,875,483

In October 2014, the Company issued the fourth unsecured overseas convertible bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with the maturity of 5 years, with par value of US$250 thousand or in any integral multiples thereof.

Key terms and conditions of the Bonds are as follows:

A.	Each holder of the Bonds has the right to convert at any time starting from the day immediately following 40 days after the issue date to 10 days prior to the maturity date, except during legal lock-up period, into newly issued listed common shares or American Depository shares (“ADSs”) at the conversion price NT$53.1038 dollars, determined on the basis of a fixed exchange rate of US$1 to NT$30.392 (in dollar). The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause.

B.	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed by the Company on the maturity date at an amount equal to 105.11% of the principals, with repayment made in US dollars.

C.	Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on or after the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting. Unless the Bonds have been previously redeemed, repurchased and cancelled, or converted, each Bondholder shall have the right to request the Company to redeem, in whole or in part, of the Bonds held by such Bondholder, on the third anniversary of the issue date, at an amount equal to 103.04% of the principals (“Early Redemption Amount”).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The Company may redeem the Bonds in whole or in part, from 3 years after the issuance date, at a price equal to the Early Redemption Amount, provided that the closing price of the Company’s common shares on the Taiwan Stock Exchange, converted into US dollars at the prevailing exchange rate, on 20 trading days within a period of 30 consecutive trading days, is at least 130% of the Early Redemption Amount divided by the conversion ratio. The Company may, in whole but not in part, redeem all of the Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds have been previously redeemed, converted, or repurchased or cancelled, or in the event of changes in the R.O.C.’s tax rules which result in significant unfavorable tax consequences to the Company.

E.	The Bonds contained a debt host contract, recognized as convertible bonds, and the Bonds Options were aggregately recognized as financial liabilities at fair value through profit or loss. The effective interest rate of the debt host contract was 2.407% and the aggregate fair value of the Bonds Options was $774,319 on initial recognition.

16.	Loans

A.	Short-term Loans

	As of December 31,
	2013	2014
	NT$	NT$
Credit loans	2,533,850	2,690,250

Interest rates	1.06%~1.14%	1.0655%

B.	Long-term Loans

		Loan period and	As of December 31,
Name of financial institution	Line of credit	repayment method	2013	2014
			NT$	NT$
Mega International Commercial Bank (The management bank of syndicated loans)	NT$5 billion and US$0.15 billion	2010.10.29~2015.10.29 Repayables in 6 semi- annually installments starting from April 2013	6,318,833	3,251,667
Mega International Commercial Bank (The management bank of syndicated loans)	NT$32.57 billion and US$0.25 billion	2012.8.10~2017.8.10 Repayables in 6 semi- annually installments starting from February 2015	10,720,750	11,182,000
China Development Financial Holding Corporation	NT$1.5 billion	2013.12.31~2016.12.31 Extendible when due	1,500,000	1,500,000
HSBC Bank (Taiwan) Limited	NT$0.85 billion	2014.8.11~2018.12.13 Repayables in 5 semi- annually installments starting from December 2016	—	850,000
Bank of Taiwan	NT$1.5 billion	2014.8.11~2018.12.10 Repayables in 6 semi- annually installments starting from June 2016	—	1,500,000
Mega International Commercial Bank	NT$1.5 billion	2014.8.11~2019.8.11 Repayables in 6 semi- annually installments starting from February 2017	—	1,500,000
Less: arrangement fee of syndicated loans			(29,830)	(19,453)
Current portion			(3,154,196)	(6,970,152)

			15,355,557	12,794,062

Available lines of credit			6,350,000	2,500,000

Interest rate			0.8964%~1.7548%	0.9313%~1.5856%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company entered into syndicated loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank, in October 2010 and August 2012, respectively. All long-term loans are with credit periods of five years and are floating interest rate loans.

(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual basis, certain debt covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. For the years ended December 31, 2012, 2013 and 2014, the Company has been in compliance with all the debt covenants. For information of debt covenants, please refer to Note 37.

17. Other Payables

	As of December 31,
	2013	2014
	NT$	NT$
Payables for equipment	3,105,262	2,737,715
Payables for employees’ compensations	2,768,921	3,672,966
Others	3,340,044	3,761,074

	9,214,227	10,171,755

18.	Post-employment Benefit

A.	Defined Benefit Plan

In accordance with the Labor Standards Law, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), which becomes effective on July 1, 2005, and those employees who choose to stay with the pension mechanism under the Labor Standards Law after the enforcement of the Act. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund, which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

(1) Liabilities recognized for defined benefit obligations are as follows:

	As of December 31,
	2013	2014
	NT$	NT$
Present value of defined benefit obligations	2,188,740	2,225,935
Fair value of plan assets	(1,204,615)	(1,192,196)

Liability recognized on the balance sheets	984,125	1,033,739

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2013	2014
	NT$	NT$
Balance at January 1,	(2,276,769)	(2,188,740)
Service cost	(25,359)	(23,380)
Interest cost	(39,657)	(48,940)
Remeasurements:
Gain from change in financial assumptions	166,235	—
Experience losses	(61,290)	(54,556)
Benefits paid	48,100	89,681

Balance at December 31,	(2,188,740)	(2,225,935)

(3)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2013	2014
	NT$	NT$
Balance at January 1,	1,188,218	1,204,615
Interest income on plan assets	20,805	27,364
Remeasurements:
Return on plan assets greater/(less) than discount rate	(5,679)	645
Contribution from employer	49,371	49,253
Benefits paid	(48,100)	(89,681)

Balance at December 31,	1,204,615	1,192,196

(4)	The actual returns on plan assets were $11,301, $15,126 and $28,009 in 2012, 2013 and 2014, respectively.

(5)	Expenses recognized in profit and loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Current service cost	26,549	25,359	23,380
Interest cost	18,395	18,852	21,576

Current pension cost	44,944	44,211	44,956

(6)	Cumulative actuarial (gain) /loss recognized in other comprehensive are $14,306, ($68,085) and ($23,339) for the years ended December 31, 2012, 2013 and 2014, respectively.

(7)	Principal actuarial assumptions are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Discount rate	1.75%	2.25%	2.25%

Future salary increase rate	2.00%	2.00%	2.00%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(8)	The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Impact on defined benefit obligation
For the Year Ended December 31, 2012	0.25% increase in assumption	0.25% decrease in assumption
	NT$	NT$
Discount rate	(86,010)	90,404

Future salary increase rate	89,971	(86,027)

	Impact on defined benefit obligation
For the Year Ended December 31, 2013	0.25% increase in assumption	0.25% decrease in assumption
	NT$	NT$
Discount rate	(77,372)	81,130

Future salary increase rate	81,150	(77,760)

	Impact on defined benefit obligation
For the Year Ended December 31, 2014	0.25% increase in assumption	0.25% decrease in assumption
	NT$	NT$
Discount rate	(75,246)	78,775

Future salary increase rate	78,794	(75,624)

Defined benefit obligation is remeasured as if actual experience varies from expected. The variation in assumptions is reasonably possible at measurement date.

(9)	Expected contribution to defined benefit plan for the year ending December 31, 2015 is $50,238.

(10)	The weighted average duration of the defined benefit obligation is 14.1 years. Expected maturity analysis of undiscounted defined benefit obligation is as follows:

	As of December 31, 2014
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Pension benefits	36,724	46,667	50,930	2,223,679	2,358,000

(11)	The fair value of the plan assets by major categories at the end of reporting period was as follows:

	As of December 31,
	2013	2014
	NT$	NT$
Cash	324,764	251,553
Equity instruments	548,943	626,141
Debt instruments	330,908	314,502

	1,204,615	1,192,196

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Others

(1)	In accordance with the Labor Pension Act (“LPA”), effective July 1, 2005, the Company has a defined contribution pension plan covering all regular employees witch R.O.C. nationality. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accumulated gains or losses from an employee’s personal pension account may be claimed on a monthly basis or on lump sum. Under this pension plan, net periodic pension costs amounting to $433,840, $496,050 and $529,917 were recognized for the years ended December 31 2012, 2013 and 2014, respectively.

(2)	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors to employees’ individual pension accounts. Contributions made in accordance with the Plan amounted to $8,549, $8,249 and $8,901 for the years ended December 31, 2012, 2013 and 2014, respectively.

(3)	In accordance with the regulatory requirements in Suzhou, PRC, Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages to the Bureau of Social Insurance. Other than the monthly contributions, the Group has no further obligations without bearing other obligations.

19.	Capital Stock

A.	As of December 31, 2014, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

Authorized shares (thousand shares)	Outstanding shares As of January 1, 2013 (thousand shares)	Add: Treasury stocks distributed to employees (thousand shares)	Outstanding shares As of December 31, 2013 (thousand shares)
3,600,000	3,078,319	38,042	3,116,361

Authorized shares (thousand shares)	Outstanding shares As of January 1, 2014 (thousand shares)	Add: Treasury stocks distributed to employees (thousand shares)	Outstanding shares As of December 31, 2014 (thousand shares)
3,600,000	3,116,361	—	3,116,361

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2014, the outstanding ADSs amounted to 50,327,570 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

20.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution of capital reserve of $923,496 (NTD 0.3 dollar per share) had been resolved at the stockholders’ meeting on June 14, 2013 and it was resolved in the board meeting that July 21 of the same year was the ex-dividend date.

21.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. Dividends may be distributed by way of cash dividend and stock dividend. However, distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the Stockholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved.

B.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

C.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulation, in addition to legal reserve, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s stockholders’ equity, resulting from adjustments. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances no longer had a net reduction in the stockholders’ equity, the special reserve previously set aside will then be available for distribution.

D.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2013 and 2014, the undistributed earnings derived on or after the implementation of the imputation tax system were $5,965,224, and $11,707,700, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	As of December 31, 2013 and 2014, the balances of stockholders’ imputation tax credit account of the Company were $25,150, and $191,792, respectively. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2013 was 12.03%. The rate of stockholders’ imputation tax credit to undistributed earnings for the earnings to be distributed in 2014 is expecting to be approximately 17.03%. However, the rate is subject to changes based on the balance of stockholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend distribution date.

F.	The distributions of 2012 and 2013 dividends were resolved at the stockholders’ meeting on June 14, 2013 and June 20, 2014, respectively. Details are summarized below:

	For the Years Ended December 31,
	2012		2013
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$
Legal reserve	561,961		589,228
Special reserve	244,604		(244,604)
Cash dividends	4,217,297	1.37	5,609,450	1.80

At the stockholders’ meetings on June 20, 2014, the Company’s stockholders also resolved to distribute $623,272 as employees’ cash bonuses and $55,477 as directors’ and supervisors’ remunerations, respectively. The aforementioned distributed amount is the same as the estimated amount accrued in 2013. It was resolved in the board meeting that July 22 of the same year is the ex-dividend date. Any information in relation to the Company’s shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges.

G.	On March 19, 2015, the Company’s Board of Directors proposed the following earnings distribution for 2014:

Earnings distribution
NT$
Legal reserve	1,170,770
Cash dividends (NT$3 dollar per share)	9,349,083

10,519,853

On March 19, 2015, the Company’s Board of Directors also proposed to distribute employees’ bonuses of $1,038,787 and directors’ remuneration of $105,369, all paid in cash. The aforementioned earnings distribution resolution has not been passed by the shareholder resolution. Any information in relation to the Company’s Board of Directors’ proposals and shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges.

H.	Since the 2015 shareholders’ meeting has yet to be held, there is uncertainty on the 2014 earnings distribution. This is to say, the potential tax consequence on the additional 10% tax on undistributed earnings cannot be reasonably estimated yet. In accordance with IAS 12, the Company accrued additional 10% tax on undistributed earnings in full. Income tax effect on dividend distribution is reversed and adjusted to tax expenses and related income tax payables in the following year when shareholders resolve the earnings distribution plan. As of December 31, 2014, the additional 10% tax payable of $1,056,043 was recognized in “Other non-current liabilities” on the balance sheet. Potential income tax consequence on dividend distribution, based on the proposed earnings distribution by the Board of Directors on March 19, 2015, will reduce such additional 10% tax payable and related income tax expense by $934,908 in 2015.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

I.	According to the Articles of Incorporation of the Company, for the years ended December 31, 2012, 2013 and 2014, the Company accrued $468,589, $623,272 and $1,038,787 as employees’ bonuses and $48,130, $55,477 and $105,369 as directors’ and supervisors’ remuneration, respectively.

22.	Other Comprehensive Income, Net of Tax

	Unrealized Gain on Valuation of Available- for-sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post Employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2012	284,718	—	—
Changes in fair value of financial instruments
- pretax	297,906	—	—
- tax	(90,523)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(194,392)	—	—
- tax	33,047	—	—
Differences in translation
- equity method investments (pretax)	—	(260,136)	—
- equity method investments (tax)	—	5,099	—
Remeasurements of post employment benefit obligations
- pretax	—	—	(17,236)
- tax	—	—	2,930

As of December 31, 2012	330,756	(255,037)	(14,306)

As of January 1, 2013	330,756	(255,037)	(14,306)
Changes in fair value of financial instruments
- pretax	692,601	—	—
- tax	(138,853)	—	—
Differences in translation
- equity method investments (pretax)	—	426,113	—
- equity method investments (tax)	—	(3,388)	—
Remeasurements of post employment benefit obligations
- pretax	—	—	99,266
- tax	—	—	(16,875)

As of December 31, 2013	884,504	167,688	68,085

As of January 1, 2014	884,504	167,688	68,085
Changes in fair value of financial instruments
- pretax	3,628,169	—	—
- tax	(277,292)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(679,800)	—	—
- tax	114,534	—	—
Differences in translation
- equity method investments (pretax)	—	555,285	—
- equity method investments (tax)	—	(2,720)	—
Remeasurements of post employment benefit obligations
- pretax	—	—	(53,911)
- tax	—	—	9,165

As of December 31, 2014	3,670,115	720,253	23,339

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

23.	Treasury Stock

A.	Movement of treasury stock:

Purpose	Balance as of January 1, 2013 (thousand shares)	Increase during the period (thousand shares)	Decrease during the period (thousand shares)	Balance as of December 31, 2013 (thousand shares)
To transfer to employees	38,042	—	(38,042)	—

The Company has no treasury stock transaction in 2014.

B.	Pursuant to the Security Exchange Act in R.O.C., the treasury stocks held by the Company cannot be pledged as collateral, nor be entitled to voting rights or receiving dividends.

C.	The Group granted treasury stocks to certain employees as share-based compensation in 2013. The exercise price was the book value of treasury stock, which was $25.35 (in dollars) per share. As of December 31, 2013, the Company has transferred all the treasury stocks to employees, which were vested immediately on the date of transfer.

D.	In 2013, the Company recognized compensation cost of $232,056 for transferring treasury stocks to employees, which was measured at the shares fair value on grant date, less exercise price received from employees. The fair value of treasury stock on grant date was $31.45 (in dollars) per share.

24.	Expenses by Nature

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Employee benefit expenses
Wages and salaries	11,231,572	12,840,941	14,894,813
Post employment benefits	487,333	548,510	583,774
Others	1,747,776	1,812,624	1,994,137

	13,466,681	15,202,075	17,472,724
Depreciation and amortization expenses	10,100,373	11,033,739	12,435,815

	23,567,054	26,235,814	29,908,539

25.	Loss on settlement

On March 1, 2006, the Company was informed of a lawsuit brought by Tessera Inc. (Tessera) in the United States District Court for the Northern District of California against it, its subsidiary, Siliconware USA, Inc., and other semiconductor companies (California Litigation). Tessera alleged that some of our packaging services have infringed patents owned by Tessera and that the Company breached a license agreement with Tessera. In April 2013, the Company and Tessera settled the lawsuit of license breach and patents infringement with an amount of $896,250 (US$ 30,000 thousands).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

26.	Other Income and Expenses

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
Gains on disposal of property, plant and equipment and other assets	90,466	96,536	287,947
Impairment loss on property, plant and equipment	(192,115)	(111,715)	(63,722)
Others	106,282	76,330	60,026

	4,633	61,151	284,251

27.	Other Gains or Losses, Net

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
Foreign exchange gain—net	236,722	436,826	483,325
Net loss on financial liabilities at fair value through profit or loss	—	—	(321,233)

	236,722	436,826	162,092

28.	Income Tax

A.	Income taxes recognized in profit or loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Current income tax expense
Recognition for the current period	619,370	1,153,379	2,350,321
Provision of additional 10% tax on undistributed earnings	—	59,574	1,057,158
Income tax adjustments for prior years	22,886	6,298	3,357

	642,256	1,219,251	3,410,836

Deferred income tax expense
Temporary differences	113,168	(103,865)	(156,234)
Provision of additional 10% tax on undistributed earnings	481,304	530,306	—
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	(433,833)	(481,722)	(531,407)
Income tax credits	426,800	442,730	326,902

	587,439	387,449	(360,739)

Income tax expense recognized in profit or loss	1,229,695	1,606,700	3,050,097

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rates applicable to respective countries	1,271,394	1,698,533	2,703,678
Expenses not deductible for tax purposes	197	2,477	9,870
Nontaxable income in determining taxable income	(301,343)	(309,953)	(194,250)
Investment tax credits	46,605	6,338	—
Changes in realizable amount for deferred income tax assets	142,347	100,383	—
Provision of additional 10% tax on undistributed earnings	481,304	589,880	1,057,158
Adjustment: over provision from prior years	(410,809)	(480,958)	(526,359)

Income tax expense recognized in profit or loss	1,229,695	1,606,700	3,050,097

The weighted average tax rates for the years ended December 31, 2012, 2013 and 2014 were 18.71%, 22.80% and 18.95%, respectively. The increase in 2013 was caused by a relatively higher profitability contribution by Siliconware Technology (Suzhou) Limited, which was taxed at a 25% statutory tax rate.

Adjustment for over provision from prior years mainly relates to the reversal of additional 10% income tax effect on dividend distribution. Refer to Note 21(H) for more information.

C.	Income taxes recognized in other comprehensive income for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Unrealized gain on valuation of available-for-sale financial assets	(57,476)	(138,853)	(162,758)
Exchange difference on translation of foreign financial statements	5,099	(3,388)	(2,720)
Remeasurements of post employment benefit obligation	2,930	(16,875)	9,165

	(49,447)	(159,116)	(156,313)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	Changes in deferred tax assets and liabilities for the years ended December 31, 2013 and 2014 are as follows:

	For the Year Ended December 31, 2013
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	769,632	(442,730)	—	—	326,902
Temporary differences
Unrealized sales allowance	23,601	(5,825)	—	52	17,828
Remeasurements of post employment benefit plan	172,817	—	(16,875)	—	155,942
Unrealized Loss on available-for-sale financial assets	183,333	13,517	(98,132)	—	98,718
Exchange difference on translation of foreign financial statements	5,099	—	(3,388)	—	1,711
Others	113,128	123,786	—	(430)	236,484

	1,267,610	(311,252)	(118,395)	(378)	837,585

Deferred tax liabilities
Temporary differences
Unrealized foreign currency exchange (gain)/loss	(59,299)	36,993	—	—	(22,306)
Depreciation expense	(16,883)	(12,118)	—	(149)	(29,150)
Additional 10% tax on undistributed earnings	(507,146)	(48,584)	(40,721)	—	(596,451)
Others	—	(51,961)	—	—	(51,961)

	(583,328)	(75,670)	(40,721)	(149)	(699,868)

Net deferred tax assets	684,282	(386,922)	(159,116)	(527)	137,717

	For the Year Ended December 31, 2014
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	326,902	(326,902)	—	—	—
Temporary differences
Unrealized sales allowance	17,828	29,777	—	117	47,722
Unrealize foreign currency exchange gain	—	87,302	—	—	87,302
Remeasurements of post employment benefit plan	155,942	—	9,165	—	165,107
Unrealized gain on available-for-sale financial assets	98,718	(98,718)	—	—	—
Unrealized loss on financial liability at fair value					—
through profit or loss	—	54,610	—	—	54,610
Exchange difference on translation of foreign financial statements	1,711	—	(1,711)	—	—
Others	236,484	106,160	—	(1,273)	341,371

	837,585	(147,771)	7,454	(1,156)	696,112

Deferred tax liabilities
Temporary differences
Unrealized foreign currency exchange gain	(22,306)	22,306	—	—	—
Unrealized gain on available-for-sale financial assets	—	(54,846)	(227,802)	—	(282,648)
Exchange difference on translation of foreign financial statements	—	—	(1,009)		(1,009)
Depreciation expense	(29,150)	(3,569)	—	(1,093)	(33,812)
Additional 10% tax on undistributed earnings	(596,451)	531,407	65,044	—	—
Others	(51,961)	13,212	—	—	(38,749)

	(699,868)	508,510	(163,767)	(1,093)	(356,218)

Net deferred tax assets	137,717	360,739	(156,313)	(2,249)	339,894

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	The Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, were as follows:

	As of December 31, 2013
Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	524,793	326,902	2012~2015
Qualifying research and development expenditure	238,501	—

	763,294	326,902

The Company has fully utilized its investment tax credits as of December 31, 2014.

F.	Unrecognized deferred tax liabilities relating to the taxable temporary differences for investments in foreign subsidiaries are:

	As of December 31,
	2013	2014
	NT$	NT$
Investment in foreign subsidiaries	4,349,249	5,850,632

G.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2005 and 2006 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from 2008. The five-year income tax exemptions expired in December 2012 and May 2013, respectively.

Also, the Industrial Development Bureau of Ministry of Economic Affairs has issued another permission for the five-year income tax exemption of the Company’s 2007 registered capitalization plan in 2008. The Company acquired the work completion certificate from Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. Revenue arising from the assembly and testing of certain integrated circuit products will be exempt from income tax.

H.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2012.

I.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, effective January 1, 2008, the tax rate applicable to entities like Siliconware Technology (Suzhou) Limited is 25%.

29.	Earnings Per Share (EPS)

The basic EPS is determined by the net income dividing the weighted average of outstanding stocks, without the consideration of the treasury stocks held by the Company. The diluted EPS is under the assumption that all potential ordinary stocks have been converted into ordinary stocks at the beginning of the period. The revenue and expense generated from the conversion shall be included in the computation. The unsecured convertible overseas bond has anti-dilutive effect, and as a result, it would not be considered while calculating the diluted EPS.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the year ended December 31, 2012
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousand)	NT$
Basic earnings per share
Net income	5,562,232	3,078,319	1.81

Dilutive effect of employee bonuses	—	15,922

Diluted earnings per share	5,562,232	3,094,241	1.80

	For the year ended December 31, 2013
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousand)	NT$
Basic earnings per share
Net income	5,842,009	3,098,226	1.89

Dilutive effect of employee bonuses	—	18,392

Diluted earnings per share	5,842,009	3,116,618	1.87

	For the year ended December 31, 2014
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousand)	NT$
Basic earnings per share
Net income	11,218,087	3,116,361	3.60

Dilutive effect of employee bonuses	—	23,110

Diluted earnings per share	11,218,087	3,139,471	3.57

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares oustanding to assume conversion of all dilutive potential ordinary shares. The convertible bonds were not included in the calculation of diluted loss per share because they were antidilutive for the year ended December 31, 2014.

C.	As employees’ bonus could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ bonus no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

30.	Non-Cash Transactions

The investment activities partially paid by cash are mainly relating to the acquisition of property, plant and equipment, which are summarized as follows:

	For the years ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Purchase of property, plant and equipment	15,764,762	15,516,512	19,869,543
Increase (Decrease) in prepayment for equipment	6,815	(1,158)	—
Decrease (Increase) in equipment payable, net	(457,608)	(547,432)	367,547
Increase in notes payable	—	—	(699,900)
Effect of foreign currency exchange	(171,677)	10,764	23,550

Current cash payment	15,142,292	14,978,686	19,560,740

31.	Related Party Transactions

A.	The Group had no material transactions with related parties for the years ended December 31, 2012, 2013 and 2014.

B.	Personnel compensations to Directors, Supervisors, and Managements

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Short-term employment benefits	206,267	211,841	352,560
Post-employment benefits	2,066	2,439	2,686
Share-based compensations	—	20,161	—

	208,333	234,441	355,246

32.	Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

	As of December 31,
Assets	2013	2014	Subject of collateral
	NT$	NT$
Time deposits (shown as other current assets - other)	336,700	339,600	Guarantees for customs duties and land leased from Hsinchu Science Park Administration.

33.	Commitments and Contingencies

A.	As of December 31, 2014, the Company and its subsidiaries’ issued but unused letters of credit for imported machinery and equipment were approximately $528,597.

B.	Pursuant to future operating expansion, the Group entered into several facility construction agreements amounting to $7,887,264, of which $1,302,993 remained unpaid as of December 31, 2014.

C.	The Group entered into several contracts for the use of certain technologies and patents in exchange of royalty payment. Contracts are valid until the expiry of patents or upon termination by both parties.

34.	Significant Disaster Loss

None.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

35.	Significant Event After the Reporting Period

None.

36.	Financial Risk Management

The Group’s activities expose it to a variety of financial risk: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

A.	Market risk

(1)	Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD and the JPY. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group implements the policy of natural hedging and monitors the foreign exchange rate fluctuation closely to manage the risk. The Group’s exposure to foreign exchange risk is as follows:

	As of December 31, 2013
			Sensitivity analysis
(Foreign currencies : Functional currencies)	Foreign Currencies in thousands	Exchange Rates	Movement	Impact to profit and loss before income tax
				NT$
Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	607,757	29.76	5%	904,190
United States Dollars : Chinese Renminbi	8,743	6.0969	5%	2,665
Nonmonetary assets
United States Dollars : New Taiwan Dollars	49,319	29.76	N/A	N/A
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	18,030	29.81	N/A	N/A
Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	524,451	29.86	5%	782,874
United States Dollars : Chinese Renminbi	107,023	6.0969	5%	32,625
Japanese Yen : New Taiwan Dollars	2,881,461	0.2859	5%	41,190
Japanese Yen : Chinese Renminbi	152,263	0.0578	5%	440

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2014
			Sensitivity analysis
(Foreign currencies : Functional currencies)	Foreign Currencies in thousands	Exchange Rates	Movement	Impact to profit and loss before income tax
				NT$
Financial Assets
Monetary assets
United States Dollars : New Taiwan Dollars	1,089,275	31.60	5%	1,721,055
United States Dollars : Chinese Renminbi	5,684	6.1190	5%	8,981
Nonmonetary assets
United States Dollars : New Taiwan Dollars	35,358	31.60	N/A	N/A
Long-term investments under equity method
United States Dollars : New Taiwan Dollars	747	31.65	N/A	N/A
Financial Liabilities
Monetary liabilities
United States Dollars : New Taiwan Dollars	876,030	31.70	5%	1,388,508
United States Dollars : Chinese Renminbi	112,581	6.1190	5%	178,441
Japanese Yen : New Taiwan Dollars	3,932,535	0.2666	5%	52,421
Japanese Yen : Chinese Renminbi	121,931	0.0514	5%	1,625

Note: Currency risk does not arise from financial instruments that are nonmonetary items and thus are not subject to sensitivity analysis.

(2)	Price risk

Pursuant to strategic investments objective, the Company is exposed to equity securities price risk in public market because of investments held by the Company, which are classified on the consolidated balance sheet as available-for-sale financial assets. To manage its market price risk, the Company monitors the future development of the investees and the market trend. For other equity investees who are not traded in public market, the Company implements suitable techniques to perform the assessments. Most investees of the Company are in electronic industry, of which Unimicron Technology Co. Ltd., ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd. are traded publicly in the market. Unimicron Technology Co. is listed on Taiwan Stock Exchange, and ChipMOS Technologies (Bermuda) Ltd. is listed on NASDAQ. In addition, ChipMOS Technologies Inc. is listed on Taiwan Stock Exchange on April 11, 2014. As of December 31, 2013 and 2014, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $279,527, and $817,816, respectively.

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, cash equivalent, and borrowings. Mostly, residual cash will be held as deposit. As of December 31, 2013 and December 31, 2014, the Group held financial assets with cash flow interest rate risk of $132,531 and $104,967, respectively, and financial liabilities with cash flow interest rate risk of $21,073,433, and $22,473,917, respectively. As of December 31, 2013 and 2014, if the interest rate had been increased/ decreased by 10 points, income before income tax for the period would have been $20,941 and $22,369 higher/ lower, respectively.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable, other receivables and refundable deposits and etc.

(1)	For risks from banks and financial institutions, the Group periodically assesses their credit ratings based on information provided by external independent rating institutes. Furthermore, to minimize the credit risk, the Group allocates deposits based on each bank’s rating results. After the assessment, most of banks and financial institutions the Group transacts with are with minimum rating of “A”, which represents low credit default risks.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	For risks from accounts and notes receivable, the Group assesses customers’ credit quality through internal risk assessment, taking into account of their current financial conditions and past transaction experiences. After the assessment, management does not expect significant losses from non-performance by these counterparties.

(3)	Aging analysis of accounts receivables that were past due is as follows:

	As of December 31, 2013
	Book value	Impaired	Unimpaired
	NT$	NT$	NT$
1~90 days	1,518,563	1,654	1,516,909
91~180 days	218,802	41	218,761
Over 180 days	4,830	844	3,986

	1,742,195	2,539	1,739,656

	As of December 31, 2014
	Book value	Impaired	Unimpaired
	NT$	NT$	NT$
1~90 days	2,021,725	—	2,021,725
91~180 days	77,645	—	77,645
Over 180 days	88,440	1,695	86,745

	2,187,810	1,695	2,186,115

Note: As of December 31, 2013 and 2014, no impairment loss incurred on accounts receivables that are not past due.

(4)	As of December 31, 2013 and 2014, the Group’s ten largest customers accounted for 64% and 69% of accounts receivables, respectively. The Group considers the concentration of credit risk for the remaining accounts receivable is immaterial.

C.	Liquidity risk

The objective of liquidity risk management is to ensure the Group has sufficient liquidity to fund its business needs, and to maintain adequate cash, banking facilities to repay the borrowings. By considering its debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets, and other important factors, the finance department of the Company monitors the Group cash requirements and forecasts its future cash flow.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual terms (including principals and interests), which is presented on an undiscounted basis:

	As of December 31, 2013
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,552,039	—	—	—	2,552,039
Accounts Payable	6,542,050	—	—	—	6,542,050
Other Payables	9,214,227	—	—	—	9,214,227
Other Current Liabilities
- Others	91,343	—	—	—	91,343
Long-term Loans	3,426,661	6,924,863	3,681,944	5,099,306	19,132,774
Other Non-Current Liabilities	—	107,478	107,478	162,371	377,327

	21,826,320	7,032,341	3,789,422	5,261,677	37,909,760

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2014
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,717,591	—	—	—	2,717,591
Notes Payable	735,000	—	—	—	735,000
Accounts Payable	7,285,963	—	—	—	7,285,963
Other Payables	10,171,755	—	—	—	10,171,755
Other Current Liabilities
- Others	227,873	—		—	227,873
Convertible bonds payable	—	—	—	13,327,948	13,327,948
Long-term Loans	7,230,907	4,563,626	5,133,816	3,363,746	20,292,095
Other Non-Current Liabilities	—	114,120	114,329	58,586	287,035

	28,369,089	4,677,746	5,248,145	16,750,280	55,045,260

37.	Capital Risk Management

The capital includes common share, paid-in capital, legal reserve, and other comprehensive income. The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure by using adequate manner, the Group monitors the change in internal capital structure and compares it with other competitors’ performance. The Group monitors the capital on the basis of external limits, including the Group’s debt covenants on current ratio, liability to tangible net worth ratio, and interest protection multiples (defined as earnings before interest, taxes, depreciation, and amortization) are as follows:

A.	Current ratio: Current assets divided by current liabilities.

B.	Liability to tangible net worth ratio: Total liabilities plus externally guaranteed amounts, if any, divided by tangible net worth, which is the result of net worth less intangible assets.

C.	Interest protection multiples: Earnings before income taxes plus interest expenses plus depreciation and amortization expenses divided by interest expenses.

The strategy to manage the capital remained unchanged during the years ended December 31, 2012, 2013 and 2014. The objectives are to keep the current ratio at no less than 100%, liability to tangible net worth ratio no more than 100%, and interest protection multiples no less than 4 times. For the years ended December 31, 2013 and 2014, no violation has occurred, and the financial ratios are as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2013	As of December 31, 2014
	NT$	NT$
Current assets	37,825,131	55,207,908
Current liabilities	22,530,164	31,576,043

Current ratio	168%	175%

	As of December 31, 2013	As of December 31, 2014
	NT$	NT$
Total liabilities	39,947,198	58,978,728
Tangible net worth	61,516,362	70,524,572

Liability to tangible net worth ratio	65%	84%

	For the years ended December 31,
	2013	2014
	NT$	NT$
Earnings before income taxes	7,448,709	14,268,184
Interest expenses	270,108	403,080
Depreciation and amortization	11,033,739	12,435,815

Interest protection multiples	69	67

38.	Fair Value Information on Financial Instruments

A.	Fair value of financial instruments not carried at fair value

Except for convertible bonds which are measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate to their fair values. The fair value of the Group’s short-term financial instruments including cash and cash equivalents, receivables, time deposits, short-term loans, payables, receipts under custody and deposits received approximated their carrying amount due to their maturities within one year. The Group’s non-current financial instruments including non-interest bearing refundable deposits, receipts under custody, and bank loans carried at floating interest rates. The fair value of these financial instruments are approximated to its carrying amount due to the impact of discounting is not significant, or because the floating interest rates reset periodically to reflect the market conditions and the Group’s credit rating.

	As of December 31, 2014
Financial liabilities	Carrying Amount	Fair Value (Level 3)
	NT$	NT$
Convertible bonds	11,875,483	12,016,836

No convertible bonds were issued and outstanding as of December 31, 2013.

The fair value was determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

B.	The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for the asset or liability that are not based on observable market data.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of December 31, 2013
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	3,013,678	3,073,375	—

	As of December 31, 2014
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	8,333,970	665,933	—
Financial liability at fair value through profit or loss	—	—	1,095,552

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximize the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used for unlisted available-for-sale securities is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

A.	Quoted market prices or dealer quotes for similar instruments;

B.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(2)	Beginning from second quarter of 2014, the Company reclassified the fair value input on available-for-sale financial assets, ChipMOS Technologies Ltd., from Level 2 to Level 1, due to the stock being publicly traded on April 11, 2014. As a result, the Group valued its fair value by using the closing price of public market as of the balance sheet date. As of December 31, 2013 and 2014, the investment measured using level 2 and level 1 inputs amounted to $2,500,400 and $916,534, respectively.

(3)	The fair value measurements for the Company’s derivative instruments are carried out on the basis of a binomial model, with measurement on a quarterly basis. In the course of the valuation process, the required market data are collected and the non-observable parameters are examined and updated as required on the basis of internally available current information. In particular, the premises of the enterprise value of the Company’s derivative instruments, as well as any significant changes in the input parameters and their respective effects on the value of the option, are reported to management on a quarterly basis.

(4)	Parameters with a significant influence on the measurement of the option are the value of the Company’s derivative instruments as determined with the use of a discounted cash flow method and the expected volatility of that value. The approach for volatility estimation was changed to a direct analysis of the historical volatility. This change in estimate had no material effect on the derivative instruments’ value as of December 31, 2014.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

A sensitivity analysis shows that a 10% increase in the value of stock market price would lead to a decrease in net income by $496,496. On the other hand, a 10% decrease in the value of stock market price would increase net income by $467,428. A 5% increase in the expected volatility of the value of derivative instrument would lead to a decrease in net income by $331,385. However, a 5% decrease in the expected volatility of the value of derivative instrument would increase net income by $339,525.

Information about fair value measurement using significant unobservable inputs (Level 3)

Description	Fair Value at December 31, 2014	Valuation Techniques	Unobservable Inputs	Range of Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Conversion option, redemption option and put option of convertible bonds	1,095,552	Binomial model	Expected volatility	28.90%	The higher the volatility, the higher the fair value

(5)	Reconciliation of Level 3 fair value measurements of financial liabilities for the year ended December 31, 2014 (nil in 2013) :

Financial liabilities at fair value through profit or loss
NT$
As of January 1, 2014	—
Issuance	774,319
Changes in fair value included in profit or loss	321,233

As of December 31, 2014	1,095,552

The total gains or losses for the year ended December 31, 2014 included a loss of $321,233 relating to the financial liabilities at fair value on Level 3 fair value measurement and held at balance sheet date. Such fair value gains or losses are included in other gains and losses (Note 27).

39.	Segment Information

The Group’s chief operating decision maker assesses the performance and makes decision to allocate resources based on the different regulatory environments. All of our segments have identical economic characteristics and meet all criteria of aggregation. As a result, we disclose a single reporting segment by aggregating all our operating segments. Segment profit or loss, segment assets, and segment debts are the same as the consolidated totals. Please refer to consolidated balance sheets and the consolidated statements of comprehensive income for detailed information.

A. Breakdown of the revenue from different products and services:

	For the Years Ended December 31,
	2012	2013	2014
	NT$	NT$	NT$
Packaging	53,167,849	55,954,022	64,468,554
Testing and other revenues	11,486,709	13,402,170	18,602,887

	64,654,558	69,356,192	83,071,441

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Operations in different geographic areas:

Revenues are summarized by the areas where our customers’ headquarters locate. Non-current assets, including equity method investment, property, plant and equipment, refundable deposits, and other assets, but not including financial instruments and deferred tax assets, are categorized by their locations.

	For the Years Ended December 31,
	2012		2013		2014
	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets
	NT$	NT$	NT$	NT$	NT$	NT$
Taiwan	13,752,354	44,489,797	15,182,913	49,826,931	16,226,516	57,180,071
Asia, excluding Taiwan	11,860,230	6,665,906	14,992,412	6,624,974	21,903,748	7,552,578
North America	32,442,236	2,145	33,973,623	2,119	34,354,935	1,750
Others	6,599,738	570,691	5,207,244	537,489	10,586,242	23,627

	64,654,558	51,728,539	69,356,192	56,991,513	83,071,441	64,758,026

C.	Major Customers:

In 2014, the operating revenues of $10,715,199 and $8,619,699 were from customer A and customer B, respectively. In 2012 and 2013, no single customer contributed to 10% or more of the Group’s total operating revenues.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE: VALUATION AND QUALITYING ACCOUNT

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Exchange difference on translation of foreign financial statement	Balance at end of period
	NT$	NT$	NT$	NT$	NT$
For the year ended 2012
Allowance for doubtful accounts	28,718	(10,551)	17,290	(32)	845
Allowance for sales discounts	152,134	992,824	987,699	(298)	156,961
Allowance for loss on obsolescence and decline in market value of inventory	87,907	38,109	—	(199)	125,817
Allowance for loss on idle assets	190,687	192,115	145,286	(1,666)	235,850
For the year ended 2013
Allowance for doubtful accounts	845	1,814	165	45	2,539
Allowance for sales discounts	156,961	584,572	554,460	1,081	188,154
Allowance for loss on obsolescence and decline in market value of inventory	125,817	(18,018)	—	3,809	111,608
Allowance for loss on idle assets	235,850	111,715	128,115	2,545	221,995
For the year ended 2014
Allowance for doubtful accounts	2,539	—	—	(844)	1,695
Allowance for sales discounts	188,154	391,082	304,375	844	275,705
Allowance for loss on obsolescence and decline in market value of inventory	111,608	30,040	—	1,700	143,348
Allowance for loss on idle assets	221,995	63,722	194,559	2,203	93,361