Form 20-F
period 2015-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2016-04-25
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

3,116,361,139 Common Shares were outstanding as of December 31, 2015

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

Large accelerated filer  ☒     Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒ Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

{APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS}

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐             No  ☐

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2015

Supplemental Information

All references to “we,” “us,” “our” and “our company” in this annual report are to Siliconware Precision Industries Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. We have an ADS facility with JPMorgan Chase Bank, N.A. acting as depositary under a third amended and restated deposit agreement, dated as of January 6, 2015. Prior to this date, the depositary was Citibank, N.A. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. All references to “IFRS” in this annual report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board.

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The consolidated financial statements included in our annual reports on Form 20-F previously filed with the U.S. Securities and Exchange Commission, or the SEC, in respect of the years before 2013 were prepared in accordance with U.S. GAAP.

In accordance with the requirements of the Republic of China Financial Supervisory Commission, or the FSC, beginning on January 1, 2013, we have adopted IFRS as endorsed by the FSC, or Taiwan IFRS, for reporting our annual and interim consolidated financial statements in the ROC. There are certain material differences between Taiwan IFRS and IFRS. We will furnish a report on Form 6-K in April 2016 explaining the impacts of differences between Taiwan IFRS and IFRS with respect to our consolidated financial results in 2015.

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

A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS. Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, financial and operating data as of and for the year ended December 31, 2011 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Years Ended December 31,
	2012		2013	2014	2015
	NT$		NT$	NT$	NT$		US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
Net operating revenues	64,655		69,356	83,071	82,840		2,526.4
Operating costs	(52,916)		(54,926)	(62,081)	(61,231)		(1,867.4)

Gross profit	11,739		14,430	20,990	21,609		659.0

Operating expenses	(5,351)		(7,391)	(7,169)	(8,355)		(254.8)

Other income and expenses	5		61	284	(256)		(7.8)

Operating profit	6,392		7,100	14,105	12,998		396.4
Equity investment loss	(9)		(85)	(172)	(184)		(5.6)
Interest income	118		103	156	155		4.7
Other gains and losses	237		437	483	58		1.8
Finance costs	(197)		(271)	(403)	(565)		(17.2)
Impairment loss	(95)		—	(442)	(1,856)		(56.6)
Gains (losses) on disposal of investments	231		(4)	639	127		3.9
Losses on financial liabilities at fair value through profit or loss	—		—	(321)	(703)		(21.5)
Dividends income	115		169	223	347		10.6

Income before income tax	6,792		7,449	14,268	10,377		316.5
Income tax expense	(1,230)		(1,607)	(3,050)	(1,366)		(41.7)

Net income	5,562		5,842	11,218	9,011		274.8

Earnings per share
Basic	1.81		1.89	3.60	2.89		0.09
Diluted	1.80		1.87	3.57	2.86		0.09
Shares used in per share calculation (average)
Basic	3,078		3,098	3,116	3,116		3,116
Diluted	3,094		3,117	3,139	3,150		3,150
Earnings per ADS
Basic	9.03		9.43	18.00	14.46		0.44
Diluted	8.99		9.37	17.87	14.30		0.44
Dividends per share	1.67	(Note)	1.80	3.00	3.8	(Note)	0.12
ADSs used in per ADS calculation (average)
Basic	616		620	623	623		623
Diluted	619		623	628	630		630
Other Data:
Capital expenditures	15,142		14,979	19,561	13,855		422.6
Depreciation and amortization	10,100		11,034	12,436	13,514		412.1

Note: Cash dividends include distributions from earnings and capital surplus.

	As of December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Statement of Financial Position Data:
Cash and cash equivalents	15,852	16,975	30,155	25,191	768.3
Working capital	14,221	15,295	23,632	18,108	552.2
Total assets	91,853	101,819	129,752	123,209	3,757.5
Short-term debt and current portion of long-term debt	5,617	5,688	9,660	8,781	267.8
Long-term debt	12,038	15,356	24,670	20,485	624.7
Total liabilities	32,935	39,947	58,979	53,680	1,637.1
Capital stock	31,164	31,164	31,164	31,164	950.4
Total stockholders’ equity	58,918	61,872	70,774	69,529	2,120.4

(1)	Amounts translated for convenience at NT$32.79 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$32.79 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
October	32.44	32.81	31.92	32.46
November	32.61	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016 (through April 8, 2016)	32.81	33.74	32.16	32.40
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March	32.59	33.09	32.16	32.18
April (through April 8, 2016)	32.38	32.44	32.26	32.40

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Financial Condition and Business

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises, including the prolonged decrease in economic growth or insolvency of major countries, could cause turmoil in global markets, resulting in declines in demand for our semiconductor packaging and testing services from which we generate our revenue. For example, there could be knock-on effects from these types of crises on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in service delays, inability of customers to obtain credit to finance purchases of our services, customer insolvencies, weak consumer confidence, diminished consumer and business spending and asset depreciation negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Our profitability is affected by the capacity utilization rates for our machinery and equipment. Although our capacity utilization rate has improved in 2015 from 2014, we cannot assure you that this trend will continue. Our operations, in particular our bumping, chip scale package and testing operations have high fixed costs. We cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates. Our capacity utilization in 2015 was affected by inconsistent demand from customers due to the continued competition in the global market for mobile devices and personal computers, which caused our customers to frequently change their market strategy and adjust inventory levels to handle the pressure from their competitors.

Many uncontrollable factors have caused and will continue to cause diverse capacity utilization in our different manufacturing processes. The continuing instability in demand has made it difficult to meet original planned weight in different services and sustain a high utilization rate. Any uncertainty in the semiconductor industry as a result of such events would harm our capacity utilization, and as a result may adversely affect our profitability and results of operations in the future. Given the high fixed costs of our services, high capacity utilization allows us to maintain higher gross margins because it allows us to allocate fixed costs over a greater number of units we package and test. Increases or decreases in capacity utilization rates will have a significant effect on our manufacturing services. Accordingly, our ability to enhance our gross margins will depend, in part, on our ability to continue to increase our capacity utilization rates.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2013, 2014 and 2015, 60.0%, 69.5% and 73.3% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2015, our largest customer accounted for 18.2% of our net operating revenues. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers’ accounts for a significant portion of our net operating revenues.

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

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our business

Although the independent semiconductor packaging and testing industry is very competitive, several segments of the industry, such as advanced packaging, are not as competitive because they are dominated by a few major players. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and Jiangsu Changjiang Electronics Technology Co., Ltd (China). We may face additional competition from new competitors in our industry in emerging markets other than Taiwan, such as the People’s Republic of China, or the PRC. For example, we may face increased competition from the PRC for assembly and testing services of integrated circuits, where previously such competition was limited. On June 24, 2014, the PRC’s National Development and Reform Commission, Ministry of Science, Ministry of Finance and Ministry of Industry and Information Technology simultaneously announced the National Program to Promote the Development of the Integrated Circuit Industry. Under this policy, approximately RMB 100 billion (NT$506 billion or US$15.4 billion) of PRC government investment funds will be allocated to support the PRC semiconductor industry over the course of 10 years. As a result of such influx of funding to semiconductor companies in the PRC, our existing PRC customers may be required to allocate a certain portion of their purchase orders to PRC companies which could lead to a reduction in our business. Also, our PRC competitors may be able to provide assembly and testing services for a lower price which could reduce our market share. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources. Some of our competitors have greater financial and other resources than we do, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

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

Our production schedule may be delayed and our business may be adversely affected if we are unable to obtain raw materials from our suppliers at acceptable prices, qualities and quantities

We must obtain sufficient quantities of raw materials at acceptable prices in a timely manner. We source most of our raw materials, including critical materials, such as gold wire, bumping materials, substrates and lead-frames, from a limited group of suppliers. We purchase all of our materials on a purchase order basis at prevailing market prices and have no long-term contracts with any of our suppliers. From time to time, suppliers may extend lead times or limit the supply of required materials to us because of supply capacity constraints during market upturns for the semiconductor industry. Consequently, we have experienced, and may in the future experience, difficulty in obtaining acceptable quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. We cannot assure you that we will be able to obtain in the future sufficient quantities of raw materials and other supplies of an acceptable quality. Our inability to obtain raw materials in a timely and cost effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

Our significant shareholder, Advanced Semiconductor Engineering Inc., or ASE, may have interests that are different from those of our other shareholders

On October 1, 2015, ASE, a provider of semiconductor packaging and testing services and one of our competitors, acquired 24.99% of our issued and outstanding shares pursuant to an unsolicited public tender offer. On December 29, 2015, ASE launched its second unsolicited public tender offer to purchase a further 24.71% of our common shares, including those represented by ADSs, through concurrent tender offers in the United States and the ROC. The second tender offer was unsuccessful because of failure to satisfy tender offer conditions as ASE did not receive approval from the Taiwan Fair Trade Commission for its proposed combination with us before the expiration of the tender offer. On March 23, 2016, the Taiwan Fair Trade Commission announced that, given the failure of the tender offer, it has terminated its review of the proposed combination. However, ASE has announced that it will continue to seek to acquire our shares and has done so through open market purchases. We believe, as of April 1, 2016, ASE owned 1,037,000,000, or approximately 33.28%, of our issued and outstanding shares. ASE has the ability to influence the outcome of matters that require shareholder votes, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Articles of Incorporation and the approval of a merger or sale of substantially all our assets.

The interests of ASE may be different from or conflict with the interests of our other shareholders. ASE has taken actions in the past to delay or prevent the implementation of our business decisions, even if such transactions may be beneficial to our other shareholders, and may take such actions again in the future. For example, ASE, a player in the “System-in-Package”, or SiP, market opposed our alliance with Hon Hai, Precision Industry Co., Ltd., or Hon Hai, the world’s leading electronics manufacturing services provider. In August 2015, we entered into a strategic alliance with Hon Hai to jointly develop SiP and other related technologies. We believe that the strategic alliance with Hon Hai will, among other benefits, strengthen our position in the SiP market, in competition with ASE. We and Hon Hai had agreed to an exchange of shares as part of this strategic alliance. In order to effect the share exchange, we planned to hold an extraordinary shareholders’ meeting on October 15, 2015, or the 2015 EGM, to seek shareholder approval on two proposals. The first proposal, an amendment to our Articles of Incorporation to increase our authorized share capital, would provide us new shares to be issuable for the proposed share exchange with Hon Hai, and headroom for potential future operational and funding needs. The second proposal, an amendment to our procedures for acquisition and disposal of assets, would enable our investment in Hon Hai by increasing the limit of our investments from 20% of our net worth to 60% of our net worth. On October 2, 2015, ASE filed a preliminary injunction petition, or the ASE petition, in the Taichung District Court seeking to enjoin us from convening the 2015 EGM. The ASE petition was overruled and the 2015 EGM was held. Although neither proposal for shareholder approval passed, we plan to continue our strategic alliance with Hon Hai.

We depend on key management and the loss of any key management personnel may disrupt our manufacturing services

Our success depends upon the continued service of key senior management. Members of our senior management have served us for an average of over ten years and have made substantial contributions to our growth. We do not have employment contracts with our senior management and none of our senior management is bound by any non-competition agreement. If we lose the services of key senior management we would be unable to find and integrate replacement personnel, which could adversely affect our services expansion.

We depend on our technical personnel and the inability to attract and retain them would jeopardize our operations and future expansion plans

Our business depends on technology and, accordingly, our success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Without sufficient numbers of skilled employees, our operations would suffer, resulting in deteriorating ability to solve operating and other issues in a timely and effective manner. Competition for qualified engineering and technical employees in Taiwan and China is intense and replacement of qualified employees is difficult. If we are unable to attract, retain and motivate our technical personnel, our operations would be jeopardized and our operating efficiency would deteriorate.

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce wastewater, industrial waste (liquid waste and solid waste) and flue gas, which are regulated by the government. For example, wastewater is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Wastewater is also produced from the lead-frame plating rinse process, the flux cleaning of die-attach, the ball-place process of flip-chip ball grid array production, and rinsing in the bumping process. According to the nature of the different wastewater produced, we utilize specific treatment facilities to optimize the wastewater treatment effect and efficiency in our regulation compliance efforts. However, we cannot assure you that we will fully eliminate the adverse effects on the environment from wastewater. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. In September 2015, we were fined NT66.5 thousand dollars because of insufficient emergency actions to handle the malfunction of one of our wastewater treatment facilities. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean-up costs.

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

Climate change, other environmental concerns and green initiatives present commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request that we exceed any standards set for environmentally compliant products and services. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors. Customers may request us to provide information on a particular product’s carbon footprint, which is expressed in terms of the carbon dioxide emission from our manufacture of a product. If we are unable to provide the requested information to customers, or if we provide a higher carbon footprint figure than customers expect, we may also lose market share, which may have an adverse effect on our financial condition and results of operations.

Further, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as our facilities are located in Taiwan, which is an island. For example, transportation suspension caused by extreme weather conditions could harm the delivery of our supplies and the distribution of the products to which we provide our services. We cannot predict the economic impact, if any, of disasters or climate change.

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues is derived from sales to customers located outside of Taiwan. In 2013, 2014 and 2015, sales to our overseas customers, as determined by the jurisdiction in which each customer’s group is headquartered, accounted for 78.2%, 78.7% and 78.1%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Compliance with laws relating to conflict minerals may increase our costs and lead to reputational challenges

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals originating from the Democratic Republic of Congo, or the DRC, and adjoining countries that are believed to be benefiting armed groups. As a result, the SEC has adopted due diligence, disclosure and reporting requirements for companies which manufacture products that include components containing gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten), regardless of whether the minerals are actually mined in the DRC or adjoining countries. We filed our first report in 2014 and we expect to file our report for the 2015 compliance year on or before the due date of May 31, 2016. In order to comply with the rules and regulations promulgated by the SEC, we will verify all relevant factual data with our vendors in accordance with the industry accepted procedures and the Electronic Industry Citizenship Coalition and Global e-Sustainability conflict minerals reporting template, and file the required reports annually. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required. In addition, such regulations could decrease the availability and increase the prices of components used in our services, particularly if we choose (or are required by our customers) to source such components from different suppliers than we use now. Furthermore, as our supply chain is complex, we expect that the compliance process will be both time-consuming and costly. We may face reputational challenges if we are unable to timely verify the origins of minerals contained in the components used in our services, or if our due diligence process reveals that materials we source originate in the DRC or adjoining countries and benefit armed groups.

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

The accounting treatment for our outstanding convertible bonds, including the treatment for conversion option, redemption option and put option embedded in our outstanding convertible bonds, could have a material effect on our reported financial results

In October 2014, we issued US$400 million unsecured convertible bonds due 2019. Since the convertible bonds are denominated in U.S. dollars which is different from our functional currency, under IFRS, we separated the conversion option, redemption option and put option embedded in the convertible bonds, or the bond options, and recognized them as a freestanding derivative at fair value through profit or loss. To determine the fair value of the bond options of the convertible bonds, we are subject to a mark-to-market accounting on the bond options embedded in the convertible bonds. The fair value of the bond options is determined by valuation techniques, and one of the key assumptions used is the share price of our common shares. If the fair value of our common shares rises, mark-to-market of the bond options would lead to losses in our financial statements. For each reporting period over the term of the convertible bonds, a gain (or loss) will be reported in our consolidated statement of comprehensive income to the extent the fair value of the bond options changes from the previous period. Changes in fair value of the bond options generated a loss of NT$321 million and NT$703 million (US$21.5 million) in 2014 and 2015, respectively. See notes 14, 15 and 38 to our audited consolidated financial statements included in this annual report.

We could be a party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies

We may initiate claims or litigation against third parties to protect our rights. Claims by or against us may be expensive to initiate or defend and may divert time and money away from our operations and hurt our performance. A significant judgment for any claims against us could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from allegations against us may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results. For example, we filed a civil lawsuit against ASE in the Kaohsiung District Court in October 2015, requesting the court’s confirmation that ASE does not have the right to request registration as a shareholder in our shareholder register, on the ground that ASE’s tender offer violated various laws and regulations in Taiwan. If the Kaohsiung District Court makes a ruling against us, we may suffer enormous loss of orders from existing customers and this may adversely affect our operation and prospects.

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

Political and Economic Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China, or the ROC, and the PRC

Our principal executive offices and all of our assets are substantially located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. The ROC also maintains important trade relations with the U.S., which has sometimes led to increased friction between the U.S. and the PRC Any deterioration in relations among the U.S., the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2015, the Taiwan Stock Exchange Index peaked at 9,973.12 on April 27 and reached a low of 7,410.34 on August 24. From January 1, 2015 to December 31, 2015, daily closing values of our shares ranged from NT$33.10 per share to NT$56.20 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our services are provided may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2015. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 5,218.86.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2015, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$33.17 per US$1.00 to a low of NT$30.37 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Our future tax obligations or reductions in tax exemptions may adversely affect our profitability

The Industrial Development Bureau of Ministry of Economic Affairs has issued another permission for the five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. Revenue arising from the assembly and testing of certain integrated circuit products are exempt from income tax. Without such exemption, the income tax rate for such revenue is 17%. However, we cannot assure you that we will obtain tax exemptions in the future. Any expiration, reduction or elimination of our preferential tax benefits or tax exemptions would increase our tax obligations and could have an adverse effect on our results of operations.

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

Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. The Renminbi appreciated 21.7% against the U.S. dollar between July 21, 2005 and December 31, 2015. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Furthermore, the sale of additional equity or equity-linked securities may result in dilution to our ADS holders. In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time on or after December 10, 2014 until 10 days before maturity. The current conversion price is NT$49.4668 per common share. As of March 31, 2016, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400.0 million. Upon full conversion, the outstanding bonds would be converted to 245,756,750 common shares if based on the current conversion price, representing approximately 7.9% of our outstanding shares as of March 31, 2016. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights of our shareholders to bring shareholders’ suits against us or our board of directors under ROC law are much more limited than those of the shareholders of U.S. corporations. Therefore, our public shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation. Please refer to “Item 10. Additional Information—B. Memorandum and Articles of Association” included elsewhere in this annual report for a detailed discussion of the rights of our shareholders to bring legal actions against us or our directors under ROC law.

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

You may not be able to enforce a judgment of a foreign court in the ROC

We are a company limited by shares incorporated under the ROC Company Act. Most of our assets and most of our directors and executive officers and experts named in the registration statement are located in Taiwan. As a result, it may be difficult for you to enforce judgments obtained outside Taiwan upon us or such persons in Taiwan. Any judgment obtained against us in any court outside the ROC arising out of or relating to the ADSs will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter according to ROC law;

•	the judgment or the court procedures resulting in the judgment is contrary to the public order or good morals of the ROC;

•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was duly served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time and in accordance with the laws and regulations of such jurisdiction, or with judicial assistance of the ROC; or

•	the judgments of ROC courts are not recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2015, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we were not a PFIC for 2015 or that we will not be a PFIC in any future taxable year. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the ROC Company Act as a company limited by shares on May 17, 1984. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number is 886-4-2534-1525. Our Internet website address is “http://www.spil.com.tw.” Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000. In 2002, we established Siliconware Suzhou in PRC, a wholly-owned subsidiary to provide assembling and testing service in Suzhou, China. On August 31, 2009, we merged our wholly-owned subsidiary, Siliconware Investment Company Ltd., in order to simplify our investment structure and reduce management costs. In 2015, we established a new wholly-owned subsidiary with the same name, Siliconware Investment Co., Ltd., for the purpose of conducting long-term investments.

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

For information relating to our capital expenditure, see “— B. Business Overview — Capital Expenditures and Divestitures” and “— B. Business Overview — Strategic Investments and Dispositions.”

On August 24, 2015, ASE commenced an unsolicited tender offer to purchase up to 779,000,000 of our common shares, including those represented by ADSs, which represents approximately 24.99% of our issued and outstanding share capital, through concurrent tender offers in the United States and the ROC. ASE offered to pay NT$45.00 for each common share, or NT$225.00 for each ADS. ASE’s tender offer was successful, and on September 22, 2015, ASE accepted for payment 725,749,060 common shares and 10,650,188 ADSs. The purchase was funded by ASE with cash on hand of approximately NT$35.1 billion. On December 29, 2015, ASE launched its second unsolicited public tender offer to purchase up to 770,000,000 of our common shares, including those represented by ADSs, which represents approximately 24.71% of our issued and outstanding share capital, through concurrent tender offers in the United States and the ROC. ASE offered to pay NT$55.00 for each common share, or NT$275.00 for reach ADS. The second tender offer was unsuccessful because of failure to satisfy tender offer conditions as ASE did not receive approval from the Taiwan Fair Trade Commission for its proposed combination with us before the expiration of the tender offer. On March 23, 2016, the Taiwan Fair Trade Commission announced that, given the failure of the tender offer, it has terminated its review of the proposed combination. However, ASE has announced that it will continue to seek to acquire our shares and has done so through open market purchases.

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

The manufacturing services we offer are customized to the needs of our individual customers. In 2015, 87.9% of our net operating revenues were from packaging services and 11.5% of our net operating revenues were from testing. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of our total net operating revenues:

	Years Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base	24,402	35.2	24,099	29.0	21,316	25.7
Lead-frame base	15,288	22.0	15,573	18.7	14,943	18.0
Bumping and flip-chip	21,378	30.8	32,797	39.5	36,494	44.2
Subtotal packaging revenue	61,068	88.0	72,469	87.2	72,753	87.9
Testing	7,798	11.3	9,852	11.9	9,551	11.5
Others(1)	490	0.7	750	0.9	536	0.6
Total net operating revenue	69,356	100.0	83,071	100.0	82,840	100.0

(1)	Primarily consists of revenues generated from change kit and socket design services for mixed signal and RF integrated circuits and sales of raw materials to customers the purchase orders of whom were anticipated due to the customer’ pervious indication but were not placed, and the customers agreed to purchase such raw materials prior to their expiry dates.

In this annual report, we present our revenues using the five categories of (i) substrate base, (ii) lead-frame base, (iii) bumping and flip-chip, (iv) testing and (v) others to better reflect our business. In prior annual reports, we presented our revenues using the five categories of (i) substrate base packages, (ii) lead-frame base packages, (iii) other packages and (iv) testing and other revenues.

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

Because our services are, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our result of operations. Therefore, our operations are subject to seasonal effects.

Our Services

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

Substrate Base

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

Furthermore, we have developed module packages, with multiple chips integrated into one package, in order to meet the growing demand for SIP for applications in personal computers, communications devices and consumer products.

Lead-Frame Base

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

Bumping and Flip-Chip

To address the electronics market demand for higher frequency, higher input/output and better thermal performance, we have made efforts to develop high value-added advanced packaging technologies, such as flip-chip and wafer bumping technologies. In addition to the development of the 8-inch wafer bumping technology, in order to meet the trend of wafer size moving to 12-inch from 8-inch, we successfully established the first 12-inch wafer bumping technology in the world. Flip-chip ball grid array is a high-end, high-growth packaging technology typically used in advanced semiconductor products such as microprocessor units, micro peripherals, field programmable gate arrays and application specific integrated circuits. The flip-chip technology enables direct interconnection from the chip to the substrate, eliminates the need for wire bonding and provides superior electrical performance. We have also developed thin and small packages, or CSPs, on flexible or rigid substrates as well as lead-frames, which are suitable for the portable consumer market.

Testing

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

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2013, 2014 and 2015, 60.0%, 69.5% and 73.3% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2015, our largest customer accounted for 18.2% of our net operating revenues.

Industry-leading companies require early access to advanced packages because they manufacture products which have first-to-market technologies. Our close relationships with industry-leading customers help us further develop their technologies and position us to benefit from the high unit volumes of these major semiconductor customers.

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer’s group is headquartered:

	Years Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Taiwan	15,137	21.8	17,673	21.3	18,106	21.9
Other Asian countries:	14,601	21.1	19,051	22.9	22,986	27.7
China	13,297	19.1	17,307	20.8	21,319	25.7
Others	1,304	2.0	1,744	2.1	1,667	2.0
North America:	34,022	49.1	39,198	47.2	33,277	40.2
United States	28,940	41.7	34,580	41.6	30,076	36.3
Others	5,082	7.4	4,618	5.6	3,201	3.9
Europe and Others(1)	5,596	8.0	7,149	8.6	8,471	10.2

Total	69,356	100.0	83,071	100.0	82,840	100.0

(1)	Include primarily Germany.

In this annual report, we present our sales based on the jurisdiction in which each customer’s group is headquartered to better reflect the geographic breakdown of our sales. In previous annual reports, we present the geographic break down of our sales based on the jurisdictions of customer subsidiaries with whom we transact directly.

Sales from purchase orders received from outside of Taiwan, as determined by the jurisdiction in which each customer’s group is headquartered, accounted for 78.2%, 78.7% and 78.1% of our net operating revenues in 2013, 2014 and 2015, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our customers mainly require chip scale packages and flip-chip packages.

We receive orders from both fabless and Integrated Device Manufacturer, or IDM, customer types. Due to our strategic plan to focus on high-end products, we have higher proportion of fabless revenue. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of customer types:

	Years Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Fabless	65,386	94.3	78,698	94.7	78,906	95.3
IDM	3,970	5.7	4,373	5.3	3,934	4.7
Total net operating revenue	69,356	100.0	83,071	100.0	82,840	100.0

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

The end applications of our products are categorized into communication, consumer, computing, and memory. Communication comprises the highest proportion of end applications for our products. We adjust our product portfolio from time to time in line with changes in market demand. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of end applications of the products which we packaged and tested:

	Years Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Communication	41,612	60.0	52,335	63.0	53,651	64.8
Computing	10,001	14.4	10,115	12.2	8,076	9.7
Consumer	14,554	21.0	17,297	20.8	18,427	22.2
Memory	3,189	4.6	3,323	4.0	2,686	3.3
Total net operating revenue	69,356	100.0	83,071	100.0	82,840	100.0

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

Our sales and marketing efforts are carried out by our sales team in Taichung and Hsinchu among many of Taiwan’s leading domestic semiconductor companies. Furthermore, our subsidiary Siliconware Suzhou mainly serves PRC customers.

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

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.86% in 2015. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to substrates, lead-frames, wafer level packages or system in packages.

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

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2013, 2014 and 2015, our research and development expenses amounted to NT$3,407 million, NT$3,626 million and NT$3,739 million (US$114.0 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire, copper wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2015, the spot price of gold fluctuated from a low of approximately US$1,049.4 per ounce to a high of approximately US$1,298 per ounce. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameters of the gold wire used. In addition, we have continued to develop copper wire bonding processes. Our major suppliers of raw materials, which include Nanya Printed Circuit Board Corp., Unimicron Technology Corp. and Kinsus Interconnect Technology Corp., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2013, 2014 and 2015, our raw material costs were 45.3%, 44.4% and 42.2%, respectively, of operating costs.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including Applied Materials South East Asia Pte, Ltd., Lam Research International Sarl. and Ultratech SE Asia PTE. LTD.

Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Advantest Taiwan Inc., Tokyo Electron Ltd. and Teradyne (Asia) Pte Ltd.

As of December 31, 2015, we operated 5,560 wire bonders and 441 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,763 wire bonders and 88 testers in the PRC We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

Competition

We face substantial competition from established packaging and testing service providers, including companies with greater manufacturing, financial and other resources. These companies include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA), and Jiangsu Changjiang Electronics Technology Co., Ltd (China). These companies have also established relationships with many large semiconductor companies that are our current or potential customers. To a lesser extent, we also compete with the internal semiconductor packaging and testing capabilities of many of our customers.

The principal elements of competition in the independent semiconductor packaging and testing market include:

•	the breadth of package and test offerings;

•	technical competence;

•	manufacturing yields;

•	manufacturing cycle times;

•	customer service; and

•	price.

IDMs that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

•	we offer a broader and more complex range of services as compared to the IDMs, which tend to focus their resources on improving their front-end operations;

•	we generally have lower unit costs because of our higher utilization rates; and

•	we offer a wider range of services in terms of complexity and technology.

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan, Singapore and the United States that engaged in semiconductor packaging and testing related businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. As of December 31, 2015, our major outstanding investments included:

•	Unimicron Technology Corporation, or Unimicron. As of December 31, 2015, we held a 4.97% equity interest in Unimicron, a supplier of semiconductor raw materials, including substrates. On December 28, 2015, we announced our board resolution to dispose of our shares in Unimicron to better deploy our capital for operations. In February 2016, we disposed all shares of Unimicron for NT$1,082 million (US$33.0 million).

•	ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company. As of December 31, 2015, our equity interest in ChipMOS Bermuda was 4.56%.

•	ChipMOS Technologies Inc., or ChipMOS Taiwan, a semiconductor packaging and testing services company for flat-panel display drivers and advanced memory products. As of December 31, 2015, we held a 14.82% equity interest in ChipMOS Taiwan. In January 2016, ChipMOS Bermuda and ChipMOS Taiwan announced an agreement to merge. For further information of merge, please refer to Note 35 in our consolidated financial statements included in this annual report.

•	AcSiP Technology Corp., or AcSiP, a provider of single and integrated wireless system-in-package solutions. In December 2015, we disposed all shares of AcSiP for NT$30 million (US$0.9 million) to better deploy our capital for operations.

•	In order to develop new generation substrates and increase substrate supply sources, we had acquired shares in Interconnect Tech Pte. Ltd., or Interconnect. In October 2015, Interconnect sold its major assets and liabilities to ASM Advanced Packaging Materials Pte. Ltd., or AAPM, a substrate supplier located in Singapore, in exchange for cash and 39% interests in AAPM. Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to us as capital return. As of December 31, 2015, we held a 39% equity interest in AAPM.

•	In order to better deploy our capital to achieve a stable return, in November 2015, we acquired a long-term investment of 48.0 million common shares of Yann Yuan Investment Co., Ltd., or Yann Yuan, an investment company for NT$ 2.4 billion through our investment of NT$2.401 billion in our wholly-owned subsidiary, Siliconware Investment Co., Ltd. As of December 31, 2015, we held a 33.33% equity interest in Yann Yuan.

Intellectual Property

As of December 31, 2015, we held 536 Taiwan patents, 406 U.S. patents and 130 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2015, we also had a total of 239 pending patent applications in the United States, 471 in Taiwan and 347 in the PRC. In addition, “SPIL” is registered as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property for the years ended December 31, 2013, 2014 and 2015 were immaterial compared to our revenues.

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

Environmental Matters

The principal pollutants produced during semiconductor packaging are wastewater, industrial waste (liquid waste and solid waste) and flue gas from the processes including solder plating, wafer grinding and die sawing. During these processes, wastewater is produced when water is used for cooling and rinsing wafers being sawed and ground or for rinsing semiconductor chips when lead-frames are being plated.

In addition, solid waste materials are produced during the packaging process including scraps such as metal lead-frame, printed-circuit-board-like substrate and excessive molding resin.

As for the newly developed bumping process, wastewater is produced when water is used for rinsing wafers in the processes of developing, etching and solder deposition. Flue gas comes from the emissions of solvents that are used for coating, developing during the bumping process. Liquid waste is mainly derived from photo resistant strip and bumping plating.

To mitigate environmental claims, we maintain pollution control facilities in good conditions at all of our factories. We have installed various types of pollution control equipment dedicated to different properties of pollutants for the best treatment of flue gas and wastewater in our factories. As part of our pollution control programs, we also subcontract certain industrial waste disposal and recycling work to suppliers who are certified by the Environmental Protection Administration. Furthermore, we also actively monitor any changes in the international environmental requirements in the electronics and semiconductor industries in order to quickly respond accordingly. We believe that we are in compliance with the applicable environmental requirements of semiconductor industries and regulations in Taiwan in all respects.

We have consistently followed the environmental practice of reducing pollution from our manufacturing processes and continual performance improvement. Our environmental management meets and complies with ROC and all international environmental requirements. We have implemented an international environmental management system since 1998 and received the ISO-14001 certification in 1999. By continually improving our environmental performance over the years, we have changed the pollution control method from production operations to source management, which focuses on prohibiting or restricting the use of environmentally hazardous substances in materials. We made this change to meet the growing consumer trend for green products. In March 2003, we passed Sony Corporation’s Green Partner qualification with a perfect score. In addition, in 2008 our hazardous substance process management system has received QC080000 certification, which is an industrial management standard for the production of environmentally friendly products.

We also have taken various energy saving and carbon reduction measures to reduce our greenhouse gas emissions. Since 2010, we have implemented our greenhouse gas inventory and ISO 14064-1 verification of all factories and dormitories. We also have been disclosing through the Carbon Disclosure Project for the past nine years. In 2015 we were elected by the Hong Kong and South East Asia Climate Disclosure Leadership Index (CDLI) for our good performance in greenhouse management. In order to control energy usage, we introduced and passed the ISO 50001 energy management system certification in 2013.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$14,979 million, NT$19,561 million and NT$13,855 million (US$422.5 million) in 2013, 2014 and 2015, respectively. Our initial budget for capital expenditures for 2016 is approximately NT$13,950 million (US$425.4 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2016 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures for the periods indicated.

	Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	12,632	12,533	11,535	351.8
Land and building construction and purchases	2,347	7,028	2,320	70.8

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

We filed a civil lawsuit against ASE in the Kaohsiung District Court in October 2015, requesting the court’s confirmation that ASE does not have the right to request registration as a shareholder in our shareholder register, on the ground that ASE’s tender offer violated various laws and regulations in Taiwan. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Condition and Business — We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.”

C. Organizational Structure

The following table sets forth certain information as of December 31, 2015 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4		100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3		100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2		100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	130.0	(1)	100.00%
Siliconware Investment Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	2,401		100.00%

(1)	Contributed capital.

The following table sets forth certain information regarding our investees as of December 31, 2015.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies (Bermuda) Inc. (1)	Investment activities	Bermuda	US$	1.1		4.56%
Unimicron Technology Corp.	Researching, developing, manufacturing and selling ball grid array substrate	Taoyuan, Taiwan	NT$	15,386		4.97%
ChipMOS Technologies Inc. (1)	Assembly and testing services of integrated circuits	Hsinchu, Taiwan	NT$	8,962		14.82%
Hsieh Yong Capital Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	7,631		7.58%
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(2)	4.00%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property	Scotts Valley, CA, USA	US$	0	(3)	30.68%
ASM Advanced Packaging Materials Pte. Ltd.	Designing, manufacturing, and selling substrates	Singapore	US$	10.8		39.00%
Yann Yuan Investment Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	1,440		33.33%

(1)	In January 2016, ChipMOS Bermuda and ChipMOS Taiwan announced an agreement to merge. For further information of merge, please refer to Note 35 in our consolidated financial statements included in this annual report.
(2)	Contributed capital.
(3)	Vertical Circuits, Inc. filed for bankruptcy protection in July 2012.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2015.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		5,560 wire bonders and 441 testers(3)
CS Facility II	Taichung, Taiwan	141,000	47,000
ZK Facility III	Taichung, Taiwan	308,415	119,000	(2)
CH Facility IV	Changhua, Taiwan	130,000	42,000
HS Facility V	Hsinchu, Taiwan	95,000	26,500	(2)
SZ Facility VI	Suzhou, China	74,000	148,500	(2)	1,763 wire bonders and 88 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, ZK Facility III, CH Facility IV and HS Facility V.

Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are located at Facility II.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

We recorded operating profit of NT$7,100 million, NT$14,105 million and NT$12,998 million (US$396.4 million) in 2013, 2014 and 2015, respectively. See “Results of Operations.”

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

General Factors Affecting Our Results of Operations

General factors affecting our results of operations are the global economy and conditions in the semiconductor markets. In addition, our results of operations were also affected by gold prices, the fluctuation of the New Taiwan Dollar and rising wage levels. For information relating to risks associated with gold prices and foreign currency fluctuation, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

Consolidation

In accordance with IFRS, we consolidated five subsidiaries: SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited, Siliconware Technology (Suzhou) Limited and Siliconware Investment Co., Ltd., each in which we own a 100% equity interest.

Mix of Services

The following table shows, for the periods indicated, the amount and percentage of our packaging by package types and testing revenues, which are more fully described in “Item 4. Information on the Company—B. Business Overview—Our Business.”

	Years Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Substrate base	24,402	35.2	24,099	29.0	21,316	25.7
Lead-frame base	15,288	22.0	15,573	18.7	14,943	18.0
Bumping and flip-chip	21,378	30.8	32,797	39.5	36,494	44.2
Subtotal packaging revenue	61,068	88.0	72,469	87.2	72,753	87.9
Testing	7,798	11.3	9,852	11.9	9,551	11.5
Others(1)	490	0.7	750	0.9	536	0.6
Total net operating revenue	69,356	100.0	83,071	100.0	82,840	100.0

(1)	Primarily consists of revenues generated from change kit and socket design services for mixed signal and RF integrated circuits and sales of raw materials to customers the purchase orders of whom were anticipated due to the customer’ pervious indication but were not placed, and the customers agreed to purchase such raw materials prior to their expiry dates

Expansion and Utilization Rate

As we focus on aligning our capacity to meet changing customer demand, the number of our wire bonders decreased from 7,759 as of December 31, 2013 to 7,384 as of December 31, 2014 to 7,323 as of December 31, 2015.

Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 88%, 90% and 85% in 2013, 2014 and 2015, respectively.

Strategic Alliances

As consumer demand for smart phones, wearables and internet of things increase, the trend of consumer electronics development has seen an increase in demand for smaller form factors, energy saving, and high performance, which require minimizing size, weight and better thermal dissipation. To address this growing demand , we entered into a strategic alliance with Hon Hai in August 2015, pursuant to which we will work with Hon Hai to jointly develop SiP and other related technologies.

In addition, in order to further expand our market shares in both mainland China and globally, we entered into a strategic alliance with Tsinghua Unigroup Ltd., or Unigroup, in December 2015. Unigroup has established a complete and strong semiconductor platform across the global supply chain. Under the strategic alliance, we will be able to cooperate and build long-term business relationships with Unigroup’s many investee companies. In connection with the strategic alliance, we and Unigroup entered into a Share Subscription Agreement, pursuant to which Unigroup will subscribe to 1,033 million of our newly issued common shares, which represent approximately 24.9% of our issued and outstanding share capital, at NT$55 per share. The transaction is subject to closing conditions, including shareholder and regulatory approval. We proposed an extraordinary shareholders meeting in January 2016 to discuss the Unigroup transaction, but such meeting was subsequently suspended.

Applications of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our accounting estimates and judgement which may significantly impact the carrying value of our assets and liabilities, including key assumptions applied to determine the value of our defined benefit pension plan obligation, fair value of conversion option derivatives and available-for-sale equity investment. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. Further discussion of these critical accounting estimates and policies is included in note 5 to our consolidated financial statements.

The accounting policies set out below have been applied consistently by us and our subsidiaries to all periods presented in these consolidated annual financial statements, unless otherwise indicated.

We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements. For further information on our significant accounting policies, please refer to Note 4 in our consolidated financial statements included in this annual report.

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

Services provided by us include wafer bumping, wafer sort, IC packaging and final testing. Our actual services and fees may vary by customers and are pre-agreed before provision of services. We regard each of the captioned services as a separate stage. Fees for each stage of services are negotiated independently and the fee for a specific stage is the market price for that stage. Revenue is recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned. Sales discount allowance is estimated based on historical experiences and recorded as a deduction to the revenue.

Impairment of available-for-sale equity securities

Investments in available-for-sale equity securities are measured at fair value. A significant or prolonged decline in the fair value of the securities below their acquisition cost is considered as an indicator that the securities are other than temporarily impaired. We consider all available evidence such as market conditions and prices, investee-specific factors and the duration as well as the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. If any such evidence exists for available-for-sale financial assets, we recognize a cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed.

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

Operating Costs

Our operating costs consist principally of:

•	cost of raw materials purchased for semiconductor packaging services;

•	direct labor costs; and

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs and utilities.

Operating Expenses

Our operating expenses consist of the following:

•	Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, other marketing expenses, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Taxation

The corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging and testing business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment. Tax savings amounted to approximately NT$25 million in 2013. These tax exemptions expired in May 2013.

The Industrial Development Bureau of the Ministry of Economic Affairs has granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. As a result, our tax savings amounted to approximately NT$679.07 million (US$20.7 million) in 2015.

We also benefited from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$ 336 million and NT$ 327 million in 2013 and 2014, respectively. These tax incentives did not result in any decrease of income tax payable in 2015.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2013	2014	2015
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	79.2	74.7	73.9
Gross profit	20.8	25.3	26.1
Operating expenses:
Selling expenses	1.2	1.1	1.2
General and administrative expenses	3.3	3.1	4.4
Research and development expenses	4.9	4.4	4.5
Loss on settlement	1.3	—	—

Operating expenses	10.7	8.6	10.1
Other income and expense	0.1	0.3	(0.3)

Operating profit	10.2	17.0	15.7
Net non-operating income (expense)	0.5	0.2	(3.2)

Income before income tax	10.7	17.2	12.5
Income tax expense	(2.3)	(3.7)	(1.6)

Net income	8.4	13.5	10.9

The Year ended December 31, 2015 compared to the Year Ended December 31, 2014

Net operating revenues. Net operating revenues decreased by 0.3% from NT$83,071 million in 2014 to NT$82,840 million (US$2,526.4 million) in 2015. The decrease in net operating revenues was primarily due to excess inventory and a decline in average selling prices of our semiconductor packages.

In 2015, substrate base package accounted for 25.7% of our net operating revenues, down from 29.0% in 2014. The decrease in substrate base package sales was due to decrease in demand as smaller, more efficient substitutes emerge, and flip-chip replacing substrate base package demand.

In 2015, lead-frame base package accounted for 18.0% of our net operating revenues, down from 18.7% in 2014. The decrease in lead-frame base package sales was attributable to decrease in demand as smaller and/or more efficient substitutes emerge.

In 2015, bumping and flip-chip revenues accounted for 44.2% of our net operating revenues, up from 39.5% in 2014. The increase in bumping and flip-chip revenues was attributable to the increased demand for portable devices.

In 2015, testing revenues accounted for 11.5% of our net operating revenues, down from 11.9% in 2014. The slight decrease in testing revenue was attributable to decrease in semiconductor demand.

Gross profit and gross margin. Our gross profit increased by 2.9% from NT$20,990 million in 2014 to NT$ 21,609 million (US$ 659.0 million) in 2015 mainly due to the decrease of operating costs. Our gross margin (gross profit as a percentage of net operating revenues) increased from 25.3% in 2014 to 26.1% in 2015, mainly attributable to favorable product mix. Our operating costs decreased by 1.4% from NT$62,081 million in 2014 to NT$ 61,231 million (US$ 1,867.4 million) in 2015, in line with our decrease in operating revenues.

Operating expenses. Operating expenses increased by 16.5% from NT$7,169 million in 2014 to NT$8,355 million (US$254.8 million) in 2015. Operating expenses as a percentage of net operating revenues was 8.6% and 10.1% in 2014 and 2015, respectively.

Selling expenses. Selling expenses increased by NT$7 million between these two years mainly due to an increase in employee bonuses.

General and administrative expenses. General and administrative expenses increased by NT$1,066 million mainly due to an increase in preparations for the new plant and expansion costs and employee bonuses.

Research and development expenses. Research and development expenses increased by NT$113 million mainly due to an increase in the expense of new package development.

Other income and expenses. Other expenses increased by NT$540 million mainly due to the increase in loss on damages and claims.

Operating income and operating margin. We recorded operating income of NT$14,105 million and an operating margin of 17.0% (operating income as a percentage of net operating revenues) in 2014 and generated operating income of NT$12,998 million (US$396.4 million) and an operating margin of 15.7% in 2015. The decrease in operating margin was primarily due to increase in operating expenses.

Net non-operating income. Our net non-operating income (expense) decreased from NT$163 million in 2014 to NT$(2,621) million (US$(79.9) million) in 2015. The decrease in net non-operating income (expense) was primarily due to an increase in impairment loss of available-for-sale financial assets. Net foreign exchange gain(loss) decreased from NT$483 million in 2014 to NT$(77) million (US$(2.4) million) in 2015. Finance costs increased from NT$403 million in 2014 to NT$565 million (US$17.2 million) in 2015. The increase was primarily due to interest from amortization of Convertible bond. We recognized the full year effect on interest amortization in 2015, compared to the 3-month worth of interest expense incurred (i.e., convertible bond was issued in October 2014)

Income tax expense. We recognized income tax expense of NT$3,050 million in 2014 compared to NT$1,366 million (US$41.7 million) in 2015 primarily due to decrease in taxable income.

Net income. As a result of the factors discussed above, our net income decreased from NT$11,218 million in 2014 to NT$9,011 million (US$274.8 million) in 2015.

The Year ended December 31, 2014 compared to the Year Ended December 31, 2013

Net operating revenues. Net operating revenues increased by 19.8% from NT$69,356 million in 2013 to NT$83,071 million in 2014. The increase in net operating revenues was primarily due to increase in semiconductor demand.

In 2014, substrate base package accounted for 29.0% of our net operating revenues, down from 35.2% in 2013. The decrease in substrate base package sales was due to decrease in demand of portable devices.

In 2014, lead-frame base package accounted for 18.7% of our net operating revenues, down from 22.0% in 2013. The increase in lead-frame base package sales was attributable to portable devices and the Internet of Things (IoT).

In 2014, bumping and flip-chip revenues accounted for 39.5% of our net operating revenues, up from 30.8% in 2013. The increase in bumping and flip-chip revenues was attributable to the increased demand for portable devices

In 2014, testing revenue accounted for 11.9% of our net operating revenues, up from 11.3% in 2013. The increase in testing revenues was attributable to increase in semiconductor demand.

Gross profit and gross margin. Our gross profit increased by 45.5% from NT$14,430 million in 2013 to NT$20,990 million in 2014 mainly due to our revenue increase of 19.8%. Our gross margin increased from 20.8% in 2013 to 25.3% in 2014, mainly attributable to our revenue increased more than cost. Our operating costs increased by 13.0% from NT$54,926 million in 2013 to NT$62,081 million in 2014, in line with our increase in operating revenues.

Operating expenses. Operating expenses decreased by 3.0% from NT$7,391 million in 2013 to NT$7,169 million in 2014. Operating expenses as a percentage of net operating revenues was 10.7% and 8.6% in 2013 and 2014, respectively.

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

Operating income and operating margin. We recorded operating income of NT$7,100 million and an operating margin of 10.2% in 2013 and generated operating income of NT$14,105 million and an operating margin of 17.0% in 2014. The increase in operating margin was primarily due to the increase in our sales revenues.

Net non-operating income. Our net non-operating income decreased from NT$349 million in 2013 to NT$163 million in 2014. The decrease in net non-operating income was primarily due to the increase in finance cost of NT$132 million, impairment loss in our equity method investee, Interconnect, of NT$442 million and net loss arising from financial liabilities at fair value through profit or loss of NT$321 million, partially offset by the increase in gain on disposal of investments of NT$643 million. Net foreign exchange gain increased from NT$437 million in 2013 to NT$483 million in 2014.

Income tax expense. We recognized income tax expense of NT$1,607 million in 2013 compared to NT$3,050 million in 2014 primarily due to an increase in taxable income.

Net income. As a result of the factors discussed above, our net income increased from NT$5,842 million in 2013 to NT$11,218 million in 2014.

B. Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Pursuant to the loan agreement, we should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. As of December 31, 2015, we were in full compliance with all the financial covenants. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion. We paid cash dividends of NT$1.80 and NT$3.00 per share in 2013 and 2014. On February 24, 2016, our board of directors approved a proposal to distribute cash dividends of NT$2.80 per share for 2015, and an additional cash distribution proposal of NT$1.00 per share from capital surplus. This proposed dividend is subject to shareholders’ approval. We may continue our trend of paying cash dividends, which may cause our liquidity to decrease.

Liquidity

As of December 31, 2015, our primary source of liquidity was NT$25,191 million (US$768.3 million) of cash and cash equivalents. As of December 31, 2015, we had total availability under existing short-term lines of credit of NT$9,153 million (US$279.1 million) from seven domestic and foreign financial institutions, of which NT$2,828 million (US$86.3 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent.

Below is a summary of our long-term borrowings and loans as of December 31, 2015:

•	In August 2012, we entered into a credit facility led by Mega International Commercial Bank in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term floating interest rate credit facility expiring in August 2017 and repayable in six semi-annual installments starting from February 2015. As of December 31, 2015, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$1,086 million and US$133.3 million, respectively.

•	In November 2013, we entered into a credit facility led by China Development Industrial Bank (“CDIB”) in the amount of NT$1.5 billion for working capital purposes. This facility, which was transferred by CDIB to KGI Bank in May 2015, is a long-term floating interest rate credit facility expiring and repayable in December 2016. As of December 31, 2015, we had drawn down the full amount from this credit facility.

•	In December 2013, we entered into a credit facility led by The Hongkong and Shanghai Banking Corporation Limited in the amount of NT$850 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from December 2016. As of December 31, 2015, we had drawn down the full amount from this credit facility.

•	In December 2013, we entered into a credit facility led by Bank of Taiwan in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from June 2016. As of December 31, 2015, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by Mega International Commercial Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in August 2019 and repayable in six semi-annual installments starting from February 2017. As of December 31, 2015, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by CTBC Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2020 and repayable in six semi-annual installments starting from January 2018. As of December 31, 2015, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of NT$1 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in November 2020 and repayable in six semi-annual installments starting from May 2018. As of December 31, 2015, we had drawn down the full amount from this credit facility.

•	In October 2014, we issued an aggregate of US$400 million zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. Please refer to Note 15 to our consolidated financial statements for more detailed information.

As of December 31, 2015, we had short-term and long-term borrowings of NT$2,790 million (US$85.1 million) and NT$13,857 million (US$422.6 million), exclusive of loan arrangement fees of NT$8 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	17,748	24,945	26,784	816.8
Net cash used in investing activities	(15,588)	(19,243)	(16,587)	(505.9)
Net cash provided (used) in financing activities	(1,150)	7,292	(15,096)	(460.4)
Effect of exchange rate changes on cash	113	185	(64)	(1.9)

Net (decrease) increase in cash and cash equivalents	1,123	13,179	(4,963)	(151.4)

Net Cash Provided by Operating Activities

In 2015, net cash provided by operations was NT$26,784 million (US$816.8 million) compared to NT$24,945 million in 2014. The increase in net cash provided by operating activities was primarily the result of the collection of overdue accounts receivables in 2015.

In 2014, net cash provided by operations was NT$24,945 million compared to NT$17,748 million in 2013. The increase in net cash provided by operating activities was primarily the result of an increase of net income in 2014.

Net Cash Used in Investing Activities

In 2015, cash used in investing activities was NT$16,587 million (US$505.9 million) compared to NT$19,243 million in 2014. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures.

In 2014, cash used in investing activities was NT$19,243 million compared to NT$15,588 million in 2013. The increase in net cash used in investing activities was primarily the result of an increase in capital expenditures.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was NT$15,096 million (US$460.4 million) in 2015. In 2015, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$9,349 million (US$285.1 million) and long-term loans of NT$8,236 million (US$251.2 million).

Net cash provided by financing activities was NT$7,292 million in 2014. In 2014, net cash provided in financing activities reflected primarily the issuance of convertible bonds of NT$12,089 million.

Net cash used in financing activities was NT$1,150 million in 2013. In 2013, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$5,141 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2016 is approximately NT$13,950 million (US$425.4 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2016 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “—Liquidity” above for details of the anticipated sources of funds to fulfill our commitments.

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

Inflation

The inflation rate in Taiwan was 0.79% in 2013, 1.20% in 2014 and -0.31% in 2015. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

IFRS 9 ‘Financial instruments,’ addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

IFRS 15 ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after 1 January, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.

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

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2015. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2015, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2015.

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(2)	13,857	5,995	5,695	2,167	—
Unsecured overseas convertible bonds	13,822	—	—	13,822	—
Short-term loans	2,790	2,790	—	—	—
Purchase obligations(3)	8,264	8,264	—	—	—
Operating leases(4)	1,240	177	311	39	713

Total contractual cash obligations	33,031	10,284	19,828	2,206	713

(1)	Excludes interest payments and loan arrangement fees.
(2)	The interest expenses for long-term loans are calculated based on floating interest rates.
(3)	Represents account payable and unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2015, as we have not received related goods or taken title of the property. See note 34 to our consolidated financial statements included in this annual report. Total contractual amounts of buildings were approximately NT$2,272 million (US$69.3 million), of which NT$1,322 million (US$40.3 million) remained unpaid as of December 31, 2015.
(4)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and California, U.S.A.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated statement of financial position as of December 31, 2015 include NT$1,207 million (US$36.8 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$50 million (US$1.5 million) to the pension plan in 2016.

G. Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Accurate.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Pursuant to ROC Securities and Exchange Act, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the ROC Securities and Exchange Act, the ROC Company Act and other laws applicable to the supervisors are also applicable to the audit committee.

Our audit committee, which is composed of all of our three independent directors, assume the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, one is a representative of Yang Fong Investment Co., Ltd.

The following table shows information regarding all of our directors and executive officers as of March 31, 2016. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Bough Lin	64	Chairman; Executive Vice President	32	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	68	Vice Chairman; President	32	Director of SPIL’s subsidiaries.
Wen-Lung Lin	64	Director	11	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	61	Director; Senior Vice President; Chief Operating Officer	32	Director of SPIL’s subsidiary.
Randy Hsiao-Yu Lo	59	Director	18	President & CEO, Siliconware, USA, Inc.
Teresa Wang(1)	60	Director	6	Director of Unimicron Technology Corporation CFO of Phoenix Precision Technology
John Hsuan	64	Independent Director(2)	1	Chairman of Meridigen Biotech Co,, Ltd. Vice President of United Microelectronics Corporation Independent Director of Wistron Corp. Independent Director of Compal Electronics, Inc
Tsai-Ding Lin	63	Independent Director(2)	1	Professor of Tunghai University
William W. Sheng	56	Independent Director(2)	1

Independent Director of Skymedi Corporation

Independent Director of Epistar Corporation.

Independent Director of Advanced Lithium Electrochemistry (Cayman) Co., Ltd.

Supervisor of Elite Semiconductor Memory Technology Inc.

Professor of National Taichung University of Science and Technology

Kun-Yi Chien	60	Senior Vice President	27	None
Mike Ma	56	Vice President	6	None
Chien-Hua Chen	61	Vice President	17	None
Eric Wu	50	Vice President	15	None
C.S Hsiao	57	Vice President	29	None
John Yu	51	Vice President	24	None
Patrick Lin	59	Vice President	15	None
Eva Chen	58	Vice President; Chief Financial Officer	11	None
Ching-Yu Hsu	53	Vice President	28	None
River Gu	57	Vice President	28	None
David Tseng	53	Vice President	31	None
Rick Lee	51	Vice President	8	None
Michael Chang	54	Vice President	17	None

(1)	Representing Yang Fong Investment Co., Ltd.
(2)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

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

Wen-Lung Lin has been our director since June 2005. He graduated from Taichung Commercial College in Taiwan with a Bachelor’s degree. Mr. Lin is currently the chairman of Ku-Ming Investment Company Ltd.

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

Eric Wu is our vice president of President Secretariat Office. Before joining us, Mr. Wu was the director in charge of test development division of Caesar Tech. Inc. He graduated from Chung Yuan Christian University in Taiwan in 1989 with a Bachelor’s degree in electronic engineering.

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

Michael Chang is our vice president of Operation Business Unit 6. He graduated from Chung Yuan Christian University in Taiwan in 1984 with a Bachelor’s degree in industrial engineering.

B. Compensation of Directors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors and executive officers in 2015 was NT$374 million (US$11.4 million).

According to our articles of incorporation, compensation provided to our directors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. Pursuant to an amendment to the ROC Company Act in May 2015, director compensation is no longer considered as earnings distribution. Instead, a company shall stipulate in its articles of incorporation a fixed amount or ratio of annual profit, after reserving the amount necessary to cover accumulated deficit, if any, to be distributed as director compensation. The annual profit is defined as income before income tax, employee bonuses and director compensation. As required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 1% or less of our annual profit, after covering any accumulated deficit, as director compensation, and we determined the amount of director compensation in 2015 accordingly. The amended articles of incorporation shall be resolved at the annual shareholders’ meeting to be held in 2016.

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

Compensation Committee

We currently follow the practice under the ROC Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the ROC, including our company, to establish a compensation committee for directors and managers’ compensation, which includes salary, stock options and other rewards. The current members of our compensation committee are our independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng.

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2013, 2014 and 2015, we, together with our subsidiaries, had 22,799, 23,611 and 23,851 full-time employees, respectively. Of these employees, as of December 31, 2015, 19,896 were located in Taiwan, 3,891 were located in Mainland China, and 64 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

According to ROC Labor Pension Act effective since July 1, 2005, we contribute 6% of our employees’ monthly salaries to the Bureau of Labor Insurance for those employees who choose to participate in the “portable” pension schemes. For our employees who choose to apply for the pension mechanism under the Labor Standards Act, we contribute 2% of their monthly salaries to the Workers’ Retirement Reserve Funds maintained by the Bank of Taiwan. Before year end, we review the funding level of the Retirement Funds. If the balance is less than the accrued retirement benefit for employees who are eligible to retire within a year, the shortfall will be made up before March of the following year and submit to companies’ Supervisory Committee of Labor Retirement Fund.

We accrued employees’ cash bonuses of NT$1,128 million (US$34.4 million) in 2015. Previously, employee bonuses were considered part of our earnings distribution under our articles of incorporation. Pursuant to an amendment to the ROC Company Act in May 2015, employee bonuses are no longer considered as earnings distribution. Instead, a company shall stipulate in its articles of incorporation a fixed amount or ratio of annual profit, after reserving the amount necessary to cover accumulated deficit, if any, to distribution as employee bonuses. The annual profit is defined as income before income tax, employee bonuses and director compensation. As required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 10% of our annual profit, after covering any accumulated deficit, as employee bonuses, and we determined the amount of employee bonuses in 2015 accordingly. The amended Articles of Incorporation shall be resolved in the annual shareholders’ meeting to be held in 2016.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We do not have any labor unions.

E. Share Ownership

Each of our directors, supervisors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors and executive officers as of March 31, 2016.

Name	Number of Shares Owned	Percentage of Shares Owned
Bough Lin	64,674,075	2.08%
Chi-Wen Tsai	24,775,555	*
Wen-Lung Lin	13,154,751	*
Yen-Chun Chang	6,663,417	*
Randy Hsiao-Yu Lo	472	*
Teresa Wang(1)	6,200,000	*
John Hsuan	0	*
Tsai-Ding Lin	0	*
William W. Sheng	0	*
Kun-Yi Chien	290,029	*
Chien-Hua Chen	5,668	*
C.S Hsiao	140,408	*
John Yu	219,894	*
Eric Wu	32,737	*

Name	Number of Shares Owned	Percentage of Shares Owned
Mike Ma	18,000	*
Ching-Yu Hsu	0	*
Patrick Lin	125,039	*
Eva Chen	600,164	*
River Gu	30,000	*
David Tseng	0	*
Rick Lee	0	*
Michael Chang	560	*

*	Less than 1%.
(1)	Represents shares held by Yang Fong Investment Co., Ltd.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of July 21, 2013, July 22, 2014 and September 16, 2015 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 21, 2013				July 22, 2014				September 16, 2015(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned
Depositary(2)	328,687,565		10.55%		267,014,365		8.57%		291,590,180		9.36%
Government of Singapore	42,290,463		1.36%		56,689,463		1.82%		90,452,133		2.90%
Bough Lin.	68,674,075		2.20%		68,674,075		2.20%		78,674,075		2.52%
Ku-Ming Investment Company Ltd(3)	56,112,878		1.80%		56,112,878		1.80%		65,190,878		2.09%
Shin Kong Life Insurance Company Ltd.	*		*		*		*		61,032,000		1.96%
Chunghwa Post Co.,Ltd.	*		*		*		*		55,269,000		1.77%
Labor Pension Fund (New Scheme)	*		*		52,038,500		1.67%		49,883,000		1.60%
Labor Pension Fund	*		*		50,196,000		1.61%		47,970,907		1.54%
Norges Bank	*		*		*		*		47,161,629		1.51%
Cathay Life Insurance Company Ltd.	102,437,000		3.29%		119,390,000		3.83%		43,720,000		1.40%
Directors and Supervisors as a group(4)	179,286,122	(5)	5.75	%(5)	150,888,270	(6)	4.84	%(6)	115,468,270	(7)	3.71	%(7)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. Before January 6, 2015, Citibank, N.A. acted as depositary. With effect from January 6, 2015, JPMorgan Chase Bank, N.A. is acting as depositary.
(3)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(4)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative.
(5)	As of March 31, 2014.
(6)	As of March 31, 2015.
(7)	As of March 31, 2016.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2016, a total of 47,311,843 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of March 31, 2016, 236,559,215 common shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADS facility. JPMorgan Chase Bank, N.A. has advised us that as of March 31, 2016, 47,311,843 ADSs, representing 236,559,215 common shares, were held of record by Cede & Co. and 13 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

On October 1, 2015, ASE acquired 24.99% of our issued and outstanding shares pursuant to an unsolicited public tender offer. In October 2015, we filed a civil lawsuit against ASE in the Kaohsiung District Court, requesting the court’s confirmation that ASE does not have the right to request registration as a shareholder in our shareholder register, on the ground that ASE’s tender offer violated various laws and regulations in Taiwan. On December 29, 2015, ASE launched a second unsolicited public tender offer to purchase a further 770,000,000 common shares, representing 24.71% of the issued and outstanding common shares (including those represented by ADSs). The second tender offer was unsuccessful because of failure to satisfy tender offer conditions as ASE did not receive approval from the Taiwan Fair Trade Commission for its proposed combination with us before the expiration of the tender offer. On March 23, 2016, the Taiwan Fair Trade Commission announced that, given the failure of the tender offer, it has terminated its review of the proposed combination. However, ASE has announced that it will continue to seek to acquire our shares and has done so through open market purchases. We believe, as of April 1, 2016, ASE owned 1,037,000,000, or approximately 33.28%, of our issued and outstanding shares.

None of our major shareholders have different voting rights from those of other shareholders.

B. Related Party Transactions

Related Party Transactions Policies

We from time to time have engaged in a variety of transactions with our affiliates. We conduct transactions with our affiliates on terms substantially as favorable to us as would be obtainable at the time in a comparable arm’s-length transaction with non-affiliates. We did not engage in any material related party transaction in 2015.

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

	Cash Dividend per share		Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)		(NT$)
1995	0		4.00	70,048,800	280,668,000
1996	0		6.00	168,400,800	457,800,000
1997	0		4.00	183,120,000	654,200,000
1998	0		3.60	235,512,000	904,162,000
1999	0		2.30	207,957,260	1,127,092,402
2000	0		1.40	157,793,537	1,449,882,870
2001	0		1.45	235,421,212	1,852,761,683
2002(3)	0		0	—	1,853,668,683
2003(4)	0		0	—	1,876,625,683
2004	0.35		1.00	189,447,578	2,105,073,060
2005	0.75		0.80	168,889,805	2,328,919,337
2006	1.73		1.00	241,014,905	2,887,757,426
2007	3.40		0.20	58,672,538	3,073,424,534
2008	4.50		0.10	30,746,975	3,152,589,871
2009	1.80		0	0	3,116,361,139
2010	2.58		0	0	3,116,361,139
2011	1.62		0	0	3,078,319,139
2012	1.42		0	0	3,078,319,139
2013	1.67	(5)	0	0	3,116,361,139
2014	1.80		0	0	3,116,361,139
2015	3.00		0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per share. The number of shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of shares owned by the shareholder and divided by the par value of NT$10 per share.
(2)	Total number of shares issued as stock dividends include shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.
(5)	Of which NT$0.30 per share is from our capital reserve and NT$1.37 per share is from earnings distribution.

B. Significant Change

Our net operating revenues on a consolidated basis for the three months ended March 31, 2016 amounted to NT$19,299 million. Our net operating revenues for the first three months of 2016 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2016. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2011	41.25	23.45	13,371	9,145.35	6,633.33
2012	36.50	26.80	8,535	8,144.04	6,894.66
2013	39.00	30.20	9,511	8,623.43	7,616.64
2014	55.30	35.40	14,883	9,569.17	8,264.48
First Quarter	41.85	35.40	12,460	8,849.28	8,264.48
Second Quarter	50.80	41.20	11,458	9,393.07	8,774.12
Third Quarter	55.30	41.00	24,173	9,569.17	8,960.76
Fourth Quarter	48.65	39.05	11,147	9,307.26	8,512.88
2015	56.20	33.10	15,660	9,973.12	7,410.34
First Quarter	56.20	47.20	13,696	9,758.09	9,048.34
Second Quarter	52.40	45.00	12,930	9,973.12	9,189.83
Third Quarter	47.45	33.10	24,193	9,379.24	7,410.34
Fourth Quarter	52.40	39.65	11,614	8,857.02	8,040.16
October	43.90	39.65	12,800	8,745.36	8,295.94
November	45.75	43.00	8,189	8,857.02	8,295.40
December	52.40	44.60	13,657	8,463.30	8,040.16
2016 (through April 8, 2016)	52.70	48.35	14,096	8,812.70	7,664.01
First Quarter	52.70	48.35	14,607	8,812.70	7,664.01
January	52.70	51.00	11,708	8,145.21	7,664.01
February	52.30	48.60	8,564	8,411.16	8,063.00
March	52.70	48.35	20,671	8,812.70	8,485.69
April (through April 8, 2016)	51.30	50.60	6,815	8,657.55	8,490.25

Sources: Taiwan Stock Exchange Statistical Data 1999-2016, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$
2011	7.15	3.93	2,166,958
2012	6.04	4.52	969,389
2013	6.50	5.06	620,944
2014	8.88	5.62	703,991
First Quarter	6.89	5.62	729,495
Second Quarter	8.44	6.78	619,976
Third Quarter	8.88	6.65	829,051
Fourth Quarter	7.69	6.41	637,377
2015	9.09	5.06	1,040,034
First Quarter	9.09	7.46	1,289,538
Second Quarter	8.49	7.30	863,011
Third Quarter	7.55	5.06	1,232,356
Fourth Quarter	8.05	6.16	784,161
October	7.01	6.16	797,648
November	7.06	6.67	503,005
December	8.05	6.85	1,008,918
2016 (through April 8, 2016)	8.21	7.16	987,672
First Quarter	8.21	7.16	1,046,311
January	7.74	7.47	994,372
February	7.83	7.32	862,565
March	8.21	7.16	1,257,891
April (through April 8, 2016)	7.90	7.66	391,500

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Directors

The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The last election for all the directors was held in June 2014. Our board is required by the ROC Company Act, the Securities and Exchange Act and other relevant laws and regulations to consist of at least three independent directors, comprising not less than 20% of the total number of directors. A person may serve as our director in his personal capacity or as the representative of one of our shareholder entities. A director who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, one of our directors is a representative of a legal entity, as shown in “Item 6 – Directors, Senior Management and Employees—A. Directors and Senior Management.” Our audit committee consists of three independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng. In order to facilitate the function of our board of directors, our audit committee and board of directors have established procedures for handling complaints pursuant to Rule 10A-3(b)(3) under the Exchange Act and have established a means for communicating with the non-management members of our board of directors.

According to the ROC Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute no more than 1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as compensation to directors. As required by an amendment to the ROC Company Act in May 2015, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 1% or less of our annual profit, after covering any accumulated deficit, as director compensation. Before this amendment takes effect, the amendment shall be resolved in the annual shareholders’ meeting to be held in 2016. Our board of directors is authorized to determine the compensation for directors by taking into consideration their respective contributions to our company as well as international industry practice. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors hold our issued shares at the ratios as required by the regulatory authority.

Shares

As of March 31, 2016, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion was issued. As of March 31, 2016, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2016. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by ROC law.

In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$49.4668 per common share. As of March 31, 2016, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400.0 million. Upon full conversion, the outstanding bonds would be converted to 245,756,750 common shares if based on the current conversion price, representing approximately 7.9% of our outstanding shares as of March 31, 2016. See “Item 3. Key Information – D. Risk Factors – Risks Related to Ownership of Our Shares or ADSs – Our ADS holders may experience dilution if we distribute rights to our shareholders or sell additional equity or equity-linked securities.”

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

Pursuant to an amendment to the ROC Company Act in May 2015, director compensation and employee bonuses are no longer qualified for earnings distribution. To reflect this change and as required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015. The amended Articles of Incorporation shall be resolved in the annual shareholders’ meeting to be held in 2016.

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

In addition, the ROC Company Act allows shareholders holding 1% or more of the total issued shares of a company to submit, during the period of ten days or more prescribed by the company, one proposal in writing containing no more than three hundred Chinese characters for discussion at the annual ordinary shareholders’ meeting.

Voting of Deposited Securities

A holder may direct the exercise of voting rights regarding the shares represented by the ADSs only pursuant to the deposit agreement as described below and applicable ROC law. See “Risk factors—Holders of our ADSs will not have the same voting rights as the holders of our shares, which may affect the value of your investment.”

Except as described below, a holder generally will not be able to exercise voting rights attaching to the shares on an individual basis. According to the ROC Company Act, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors, be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights of the shares represented by ADSs must be exercised collectively in the same manner, except in the case of an election of directors, which may be conducted by means of cumulative voting or other mechanisms adopted in our articles of incorporation. Pursuant to ROC Company Act and our articles of incorporation, the election of directors is by means of cumulative voting.

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

Share Subscription Agreement with Tsinghua Unigroup Ltd.

In connection with our strategic alliance with Unigroup, we and Unigroup entered into a Share Subscription Agreement in December 2015, pursuant to which Unigroup will subscribe for 1,033 million of our newly issued common shares, which represent approximately 24.9% of our issued and outstanding share capital, at NT$55 per share. The transaction is subject to closing conditions, including shareholder and regulatory approval. We proposed an extraordinary shareholders meeting in January 2016 to discuss the Unigroup transaction, but such meeting was subsequently suspended.

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

On September 30, 2003, the Executive Yuan amended the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Investment Regulations, under which the “Qualified Foreign Institutional Investors”, or QFII, designations have been abolished and the restrictions on foreign portfolio investors have been revised. According to the Investment Regulations, “Foreign Institutional Investor” means an entity which is incorporated under the laws of countries other than the ROC or the branch of a foreign entity which is established within the territory of the ROC, and “Foreign Individual Investor” means an overseas Chinese or a foreign natural person. In addition, the Investment Regulations also lifted some restrictions and simplified procedures of investment application.

On April 30, 2009, the FSC promulgated regulations allowing qualified domestic institutional investors, or QDIIs, under PRC regulations and certain other PRC persons to invest in the securities of ROC companies. However, prior approval from the Investment Commission of the ROC Ministry of Economic Affairs is required for a PRC person’s ownership of 10% or more of the issued and outstanding shares of a listed ROC company.

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

Except for certain specified industries, such as telecommunications, investments in Taiwan-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of the Republic of China (Taiwan) and the Taiwan Stock Exchange a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the ROC under these guidelines may be remitted out of the ROC at any time after the date the capital is remitted to the ROC Capital gains and income on investments may be remitted out of the ROC at any time.

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

The FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments, or the PRC Regulations. According to the PRC Regulations, a QDII is allowed to invest in Taiwan Securities (including up to 10% shareholding of a Taiwan company listed on Taiwan Stock Exchange or Over-the-Counter (Taipei exchange). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the Taiwan securities market with the amount approved by the Taiwan Stock Exchange. There is no assurance that in the future, there will not be further restrictions or prohibitions imposed on PRC persons (including QDIIs) from investing in certain industries in Taiwan. In addition to investments permitted under the PRC Regulations, PRC investors other than QDII are prohibited from making investments in a Taiwan company listed on the Taiwan Stock Exchange or the Over-the-Counter Taipei exchange if the investment is less than 10% of the equity interest of such Taiwan company.

In addition to the general restriction against direct investment by PRC investors in securities of Taiwan companies, PRC investors may only invest in certain industries in the Positive List, as promulgated by the ROC. Executive Yuan in June of 2009. In the semiconductor packaging and testing industry, PRC investors are allowed to invest up to 10% in existing Taiwan companies, and up to 50% in new ventures, but are not allowed to be controlling shareholders of the Taiwan companies in which they invest.

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

E. Taxation

ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of ADSs and shares for non-residents of Taiwan. Investors in our ADSs or shares are advised to consult their own tax advisers as to United States, Taiwan or other tax consequences of the purchase, ownership and disposition of ADSs or shares.

The following is a general summary of the principal ROC tax consequences of the ownership and disposition of shares and ADSs representing common shares to a non-resident individual or entity. The summary description applies only to a holder that is:

•	an individual who is not an ROC citizen, who owns ADSs or shares and who is not physically present in the ROC for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

Holders of ADSs and shares are urged to consult their own tax advisors as to their particular ROC tax consequences from owning the ADSs and shares.

Dividends

Dividends declared by us out of our retained earnings and distributed to the holders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution, in the case of cash dividends, or on the par value of the common shares in the case of stock dividends. However, half of the amount of the 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC withholding tax imposed on those distributions.

Capital Gains

Under ROC law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs are not regarded as a sale of an ROC security and, as a result, any gains on such transactions are not subject to ROC income tax.

Securities Transaction Tax

A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the ROC Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

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

Certain ROC estate and gift taxes may be imposed on holders of ADSs. Holders should consult their own tax advisor regarding the effect of such taxes on their particular situation.

Tax Treaty

The ROC does not have a double taxation treaty with the United States. On the other hand, the ROC has double taxation treaties with Australia, Belgium, Denmark, France, Gambia, Germany, Hungary, India, Indonesia, Israel, Macedonia, Malaysia, the Netherlands, New Zealand, Paraguay, Senegal, Singapore, Slovakia, South Africa, Swaziland, Sweden, Switzerland, UK and Vietnam which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether ADS holders will be considered holders of common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the ROC. You are a U.S. holder if you are, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company rules, the amount of distributions you receive on your shares or ADSs, including net amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Such income (including any ROC taxes withheld) will be includible in your gross income as ordinary income on the day you actually or constructively receive it, which in the case of an ADS will be the date actually or constructively received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividend received deduction with respect to distributions you receive from us.

With respect to non-corporate U.S. holders, including individuals, certain dividends received from a foreign corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below with respect to the passive foreign investment company rules, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your United States federal income tax liability for the net amount of any ROC taxes that are withheld from dividend distributions made to you. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to the shares or ADSs will generally be considered passive category income from sources outside the U.S. Furthermore, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares or ADSs if you (1) have held the shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (2) are obligated to make payments related to the dividends. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2015 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2015, sales in the amount of US$2,216 million were denominated in U.S. dollars. In 2015, material purchases in the amounts of US$527.1 million and ¥4,611 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2015, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$810 million. As of December 31, 2015, we also had accounts payable, convertible bonds and other liabilities denominated in U.S. dollars and the Japanese yen of US$780.7 million and of ¥3,715 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. Based on a sensitivity analysis performed on our financial position as of December 31, 2015, a hypothetical, unfavorable 1% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have decreased our net unrealized gains by NT$1 million. The table below presents our financial instruments with material foreign exchange risk as of December 31, 2015:

Expressed in US$ amount	Expected Maturity Date
(in millions)	2016	2017	2018	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit (NTD functional currency)	369.9	—	—	—	369.9	369.9
Time Deposit (RMB functional currency)	11.0	—	—	—	11.0	11.0
Liabilities:
Short-term Loans (RMB functional currency)	85.0	—	—	—	85.0	85.0
Long-term Loans (NTD functional currency)	84.5	33.4	—	—	117.9	117.9
Unsecured overseas convertible bonds (NTD functional currency)	—	—	—	420.4	420.4	390.0

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. The table below presents our financial instruments with material interest rate risk as of December 31, 2015:

Expressed in US$ amount	Expected Maturity Date
(in millions)	2016	2017	2018	Thereafter	Total	Fair value
On-balance sheet financial instruments
Liabilities:
Short-term Loans	85.0	—	—	—	85.0	85.0
Long-term Loans (1)	142.0	109.8	67.7	184.8	504.3	504.3

(1)	Our long-term borrowings had a weighted average interest rate of 1.568% per annum during 2015.

As of December 31, 2014 and 2015, if the interest rate had been increased or decreased by 10 points, income before income tax for the period would have been NT$22 million or NT$17 million (US$0.5 million) higher or lower, respectively.

Commodity Price Risk

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. We generally do not entered into long-term supply agreements and our purchase of raw materials is on a purchase order basis at the prevailing market price. In addition, we do not employ financial instruments to hedge such commodity price risk. Therefore, in order to effectively mitigate the risk, we have continued to implement measures to reduce our dependency on gold wire, such as the development of copper wire bonding process. As of December 31, 2015, we did not hold material gold wire inventory. As a result, we believe we were not exposed to significant commodity price risk.

Other Price Risk

Our exposure to other market risk relates primarily to our investments in publicly-traded stock. Pursuant to the objective of strategic investments, we are exposed equity securities price risk in public market because of investments held by us and classified on the consolidated balance sheet as available-for-sale financial assets. As of December 31, 2015 if the market price had increased or decreased by 10% with all other variables held constant, other comprehensive income would have increased or decreased by NT$586 million (US$17.9million).

Item 12.	Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

Payments by Depositary

In 2015, we received the following payments (subject to applicable withholding tax) from JPMorgan Chase Bank, N.A.:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	5.6
Reimbursement of legal and consulting fees	57.8
Reimbursement of listing fees	43.0
Reimbursement of proxy process expenses	52.2
Reimbursement of SEC filing and maintenance fees	108.7

Total	267.2

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2013, 2014 and 2015.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934, as amended, as of December 31, 2015. Based on that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 utilizing the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2015, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2015, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2014 and 2015.

	2014	2015	2015
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	20,139	20,541	626.4
Audit-related Fees(2)	—	—	—
Tax Fees(3)	4,264	4,805	146.6
All Other Fees(4)	—	50	1.5

Total	24,403	25,396	774.5

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees.”
(3)	Tax fees include fees billed for tax compliance services and tax advice services.
(4)	All other fees consist of fees billed for company registration services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2014 and 2015 were pre-approved by our audit committee.

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

Under the NASDAQ Listing Rule 5605(b)(1), a majority of the board of directors must comprise of independent directors. We have three independent directors out of a total of nine directors on our board. Our standards in determining director independence substantially comply with the NASDAQ requirements, which include detailed tests for determining director independence. In Taiwan, in order to strengthen corporate governance of Taiwanese companies, the ROC Securities and Exchange Act Article 14-2 provides that public companies may appoint independent directors in accordance with its articles of incorporation, as long as it is compliant with related requirements and regulations of the ROC. The government authority, however, may require a company to appoint two or more independent directors, who shall account for one-fifth or more of its total directors, depending on such company’s scale, shareholder structure, type of operations and other essential factors.

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

NASDAQ Listing Rule 5605(d) requires that compensation of the chief executive officer of the company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under the ROC Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the ROC, including our company, to establish a compensation committee for directors and managers’ compensation, which includes salary, stock options and other rewards. On March 18, 2011, the FSC promulgated “Regulations Governing the Appointment and Exercise of Powers by the Compensation Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter”, according to which publicly listed companies of our size were required to establish a compensation committee composed of no less than three members appointed by the board of directors. Such committee members must meet certain professional qualification requirements and must not have served as an employee or non-independent director of the company in the two years prior to their appointment. Pursuant to such regulations, on August 25, 2011, we established a compensation committee. Our current compensation committee comprises our independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng.

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

We have provided the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following is a list of the audited financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on June 14, 2013 (English translation) (1)

2.1	Form of the Third Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., JPMorgan Chase Bank, N.A., as Depositary, and the Holders of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts(2)

4.1	License Agreement with Flip Chip Technologies, L.L.C.(3)

4.2	Joint Venture Agreement with Mosel Vitelic, Inc. (English translation)(4)

*4.3	Share Subscription Agreement with Tsinghua Unigroup Ltd. (English translation)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(5)

Exhibit Number	Description of Exhibits

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.
(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the SEC on April 24, 2014.
(2)	Incorporated by reference to Exhibit 99.(A) to our Registration Statement on Form F-6 (File No. 333-201043) filed with the SEC on December 18, 2014.
(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(5)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Eva Chen
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 25, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

        Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd., and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Taipei, Taiwan

April 21, 2016

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		As of December 31,
	Note	2014	2015
		NT$	NT$	US$
				(Note 4)
Current Assets
Cash and cash equivalents	6, 11	$30,154,713	$25,191,374	$768,264
Available-for-sale financial assets, current	9, 11	—	1,067,204	32,547
Notes receivable, net	11	10,197	11,403	348
Accounts receivable, net	7, 11, 36	18,567,857	15,825,728	482,639
Other receivables	11	813,545	473,431	14,438
Inventories	8	4,381,135	4,502,319	137,308
Other current assets-other	11	1,280,461	1,713,753	52,264

		55,207,908	48,785,212	1,487,808

Non-current Assets
Available-for-sale financial assets, non-current	9, 11	8,999,903	5,526,412	168,539
Investments accounted for using the equity method	10	76,390	2,522,658	76,934
Property, plant and equipment	12	63,520,671	64,305,608	1,961,135
Intangible assets	13	249,170	192,774	5,879
Deferred income tax assets	28	696,112	912,054	27,815
Other non-current assets-other	11	1,002,316	964,534	29,415

		74,544,562	74,424,040	2,269,717

TOTAL ASSETS		$129,752,470	$123,209,252	$3,757,525

Current Liabilities
Short-term loans	11, 16	$2,690,250	$2,790,125	$85,091
Financial liability at fair value through profit or loss—current	11, 14, 38	1,095,552	1,798,920	54,862
Notes payable	11, 12, 30	735,000	—	—
Accounts payable	11	7,285,963	6,942,527	211,727
Other payables	11, 17, 30	10,171,755	11,512,740	351,105
Current income tax liabilities	28	1,908,506	911,324	27,793
Current portion of long-term loans	11, 16	6,970,152	5,991,128	182,712
Other current liabilities-other	11	718,865	730,475	22,277

		31,576,043	30,677,239	935,567

Non-current Liabilities
Convertible bonds	11, 15, 38	11,875,483	12,627,311	385,096
Long-term loans	11, 16	12,794,062	7,858,036	239,647
Deferred income tax liabilities	28	356,218	334,585	10,204
Other non-current liabilities	11, 18, 21	2,376,922	2,182,856	66,571

		27,402,685	23,002,788	701,518

Total Liabilities		58,978,728	53,680,027	1,637,085

Shareholders’ Equity
Capital stock	19	31,163,611	31,163,611	950,400
Capital reserve	20	15,758,479	15,758,358	480,584
Retained earnings	21
Legal reserve		8,797,005	9,967,775	303,988
Unappropriated earnings		10,640,940	9,132,550	278,516
Accumulated Other Comprehensive Income	22	4,413,707	3,506,931	106,952

Total Shareholders’ Equity		70,773,742	69,529,225	2,120,440

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$129,752,470	$123,209,252	$3,757,525

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

		For the years ended December 31,
	Note	2013	2014	2015
		NT$	NT$	NT$	US$
					(Note 4)
Operating Revenues		$69,356,192	$83,071,441	$82,839,922	$2,526,378
Operating Costs	8, 24	(54,925,674)	(62,081,265)	(61,230,622)	(1,867,357)

Gross Profit		14,430,518	20,990,176	21,609,300	659,021

Operating Expenses	24
Selling expenses		(839,723)	(937,884)	(944,499)	(28,804)
General and administrative expenses		(2,248,938)	(2,605,527)	(3,671,161)	(111,960)
Research and development expenses		(3,406,702)	(3,625,622)	(3,739,109)	(114,032)
Loss on settlement	25	(896,250)	—	—	—

		(7,391,613)	(7,169,033)	(8,354,769)	(254,796)

Other income and expenses	26	61,151	284,251	(255,817)	(7,802)

Operating Profit		7,100,056	14,105,394	12,998,714	396,423

Non-operating Income and Expenses
Interest income		102,416	155,804	155,524	4,743
Other gains and losses	10, 27	436,826	483,325	57,553	1,755
Finance costs		(270,736)	(403,468)	(565,450)	(17,245)
Impairment loss of available-for-sale equity securities	9	—	—	(1,856,442)	(56,616)
Share of loss of associates and joint ventures accounted for using the equity method	10	(85,378)	(171,591)	(183,708)	(5,602)
Impairment losses of investments accounted for using the equity method	10	—	(442,385)	—	—
Dividends income		169,211	223,235	347,408	10,595
(Losses) /Gains on disposal of investments	9, 10	(3,686)	639,103	127,291	3,882
Losses on financial liabilities at fair value through profit or loss	14	—	(321,233)	(703,368)	(21,451)

		348,653	162,790	(2,621,192)	(79,939)

Income before Income Tax		7,448,709	14,268,184	10,377,522	316,484
Income Tax Expense	21, 28	(1,606,700)	(3,050,097)	(1,366,059)	(41,660)

Net Income		$5,842,009	$11,218,087	$9,011,463	$274,824

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	22, 28	426,113	555,285	(227,905)	(6,950)
Unrealized gain (loss) on available-for-sale financial assets		692,601	2,948,369	(549,845)	(16,769)
Income tax relating to items that may be reclassified to profit or loss		(142,241)	(165,478)	20,244	617

		976,473	3,338,176	(757,506)	(23,102)

Items that will not be reclassiflied to profit or loss
Remeasurements of post-employment benefit obligations	22, 28	99,266	(53,911)	(179,842)	(5,485)
Income tax relating to items that will not be reclassified to profit or loss		(16,875)	9,165	30,572	932

		82,391	(44,746)	(149,270)	(4,553)

Other Comprehensive Income (Loss) for the year, net of tax		1,058,864	3,293,430	(906,776)	(27,655)

Total Comprehensive Income for the year		$6,900,873	$14,511,517	$8,104,687	$247,169

Net Income Attributable to:
Owners of the parent		$5,842,009	$11,218,087	$9,011,463	$274,824

Total Comprehensive Income Attributable to:
Owners of the parent		$6,900,873	$14,511,517	$8,104,687	$247,169

Earnings Per Share (in New Taiwan dollars)	29
Basic		$1.89	$3.60	$2.89	$0.09

Diluted		$1.87	$3.57	$2.86	$0.09

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

				Retained Earnings			Other Comprehensive Income
		Capital Stock	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available- for-sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post- Employment Benefit Obligations	Treasury Stock	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
For the year ended December 31, 2013
Balance at January 1, 2013		$31,163,611	$16,452,635	$7,645,816	$—	$4,558,780	$330,756	($255,037)	($14,306)	($964,188)	$58,918,067
Appropriation of earnings for prior years:
Legal reserve		—	—	561,961	—	(561,961)	—	—	—	—	—
Special reserve		—	—	—	244,604	(244,604)	—	—	—	—	—
Cash dividends		—	—	—	—	(4,217,297)	—	—	—	—	(4,217,297)
Cash distribution from capital reserve	20	—	(923,496)	—	—	—	—	—	—	—	(923,496)
Share-based compensation	20, 23	—	229,340	—	—	—	—	—		964,188	1,193,528
Net income		—	—	—	—	5,842,009	—	—	—	—	5,842,009
Other comprehensive income	22	—	—	—	—	—	553,748	422,725	82,391	—	1,058,864

Total comprehensive income		—	—	—	—	5,842,009	553,748	422,725	82,391	—	6,900,873

Balance at December 31, 2013		$31,163,611	$15,758,479	$8,207,777	$244,604	$5,376,927	$884,504	$167,688	$68,085	$—	$61,871,675

For the year ended December 31, 2014
Balance at January 1, 2014		$31,163,611	$15,758,479	$8,207,777	$244,604	$5,376,927	$884,504	$167,688	$68,085	$—	$61,871,675
Appropriation of earnings for prior years:	21
Legal reserve		—	—	589,228	—	(589,228)	—	—		—	—
Reversal of special reserve		—	—	—	(244,604)	244,604	—	—		—	—
Cash dividends		—	—	—	—	(5,609,450)	—	—		—	(5,609,450)
Net income		—	—	—	—	11,218,087	—	—		—	11,218,087
Other comprehensive income	22	—	—	—	—	—	2,785,611	552,565	(44,746)	—	3,293,430

Total comprehensive income		—	—	—	—	11,218,087	2,785,611	552,565	(44,746)	—	14,511,517

Balance at December 31, 2014		$31,163,611	$15,758,479	$8,797,005	$—	$10,640,940	$3,670,115	$720,253	$23,339	$—	$70,773,742

For the year ended December 31, 2015
Balance at January 1, 2015		$31,163,611	$15,758,479	$8,797,005	$—	$10,640,940	$3,670,115	$720,253	$23,339	$—	$70,773,742
Appropriation of earnings for prior years:	21
Legal reserve		—	—	1,170,770	—	(1,170,770)	—	—		—	—
Cash dividends		—	—	—	—	(9,349,083)	—	—	—	—	(9,349,083)
Subsidiary’s share issue transaction costs		—	(121)	—	—	—	—	—	—	—	(121)
Net income		—	—	—	—	9,011,463	—	—		—	9,011,463
Other comprehensive income (loss)	22	—	—	—	—	—	(530,235)	(227,271)	(149,270)	—	(906,776)

Total comprehensive income		—	—	—	—	9,011,463	(530,235)	(227,271)	(149,270)	—	8,104,687

Balance at December 31, 2015		$31,163,611	$15,758,358	$9,967,775	$—	$9,132,550	$3,139,880	$492,982	($125,931)	$—	$69,529,225

Balance at December 31, 2015, in US$	4	$950,400	$480,584	$303,988	$—	$278,516	$95,757	$15,035	($3,840)	$—	$2,120,440

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2013	2014	2015
		NT$	NT$	NT$	US$
					(Note 4)
Cash flows from operating activities
Consolidated income before tax		$7,448,709	$14,268,184	$10,377,522	$316,484
Adjustments to reconcile consolidated income before tax to net cash provided by operating activities:
Depreciation	12, 24	10,447,444	11,840,340	12,903,772	393,528
Amortization	13, 24	586,295	595,475	610,213	18,610
Provision for bad debt expense	7	1,814	—	—	—
Losses on financial liabilities at fair value through profit or loss	14	—	321,233	703,368	21,451
Interest expense		270,108	403,080	564,540	17,217
Interest income		(102,416)	(155,804)	(155,524)	(4,743)
Dividend income		(169,211)	(223,235)	(347,408)	(10,595)
Share-based compensation	23	232,056	—	—	—
Share of loss of associates and joint ventures accounted for using the equity method	10	85,378	171,591	183,708	5,602
Impairment loss of investments accounted for using the equity method	10	—	442,385	—	—
Impairment loss of available-for-sale financial assets		—	—	1,856,442	56,616
Gains on reversal of impairment loss of non-financial assets		—	—	(134,992)	(4,117)
Gain on disposal of property, plant and equipment	26	(96,536)	(287,947)	(31,293)	(954)
Loss (gain) on disposal of investment	9, 10	3,686	(639,103)	(127,291)	(3,882)
Impairment loss on property, plant and equipment	26	111,715	63,722	64,996	1,982
Realized intercompany profit		(1,030)	—	—	—
Foreign currency exchange loss on convertible bonds payable		—	516,543	451,156	13,759
Foreign currency exchange loss (gain) on long-term loan		207,928	581,518	(28,790)	(878)
Changes in assets and liabilities related to the operation
Notes receivable		51,372	7,290	(1,325)	(40)
Accounts receivable		(2,381,845)	(3,043,597)	2,658,604	81,080
Other receivables		(3,140)	(152,479)	295,714	9,018
Inventories		(522,548)	(696,646)	(132,271)	(4,034)
Other current assets-other		(246,747)	(73,773)	(384,471)	(11,725)
Other non-current assets-other		—	43,354	(95,494)	(2,912)
Accounts payable		650,991	707,657	(321,445)	(9,803)
Other payables		2,317,869	1,191,269	410,903	12,531
Other current liabilities		(215,774)	270,943	30,821	940
Other non-current liabilities		(1,669)	(4,361)	(6,277)	(192)

Cash provided by operations		18,674,449	26,147,639	29,345,178	894,943
Interest received		94,596	146,544	162,742	4,963
Dividend received		181,469	223,478	347,408	10,595
Interest paid		(261,094)	(343,152)	(257,415)	(7,851)
Income tax paid		(941,464)	(1,229,336)	(2,813,747)	(85,811)

Net cash provided by operating activities		17,747,956	24,945,173	26,784,166	816,839

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2013	2014	2015
		NT$	NT$	NT$	US$
					(Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	9	$—	$674,622	$—	$—
Proceeds from disposal of investments accounted for using the equity method	10	3,985	—	29,645	904
Acquisition of investments accounted for using the equity method	10	(31,717)	(63,818)	(2,400,000)	(73,193)
Increase in pledged deposits		—	(2,900)	(44,800)	(1,366)
Acquisition of property, plant, and equipment	12	(14,978,686)	(19,560,740)	(13,855,431)	(422,551)
Proceeds from disposal of property, plant, and equipment	12	106,474	315,556	111,274	3,394
Increase in refundable deposits		(61,126)	(19,555)	(162,225)	(4,947)
Decrease in refundable deposits		79	10,350	65,326	1,992
Acquisition of intangible assets	13	(44,932)	(65,802)	(112,692)	(3,437)
Increase in other non-current assets		(582,338)	(530,516)	(218,536)	(6,665)

Net cash used in investing activities		(15,588,261)	(19,242,803)	(16,587,439)	(505,869)

Cash flows from financing activities
Proceeds from long-term loans		6,206,000	3,850,000	2,500,000	76,243
Repayment of long-term loans		(3,178,166)	(3,178,166)	(8,235,833)	(251,169)
Proceeds from the issuance of convertible bonds		—	12,089,536	—	—
Payment for issuance of subsidiary’s stock		—	—	(121)	(4)
Increase in deposit-in		1,107	146,993	65,112	1,986
Decrease in deposit-in		—	(6,747)	(76,366)	(2,329)
Payment for cash dividends		(4,217,256)	(5,609,436)	(9,349,083)	(285,120)
Cash distribution from capital reserve		(923,496)	—	—	—
Proceeds from transferring treasury stocks to employees	23	961,472	—	—	—

Net cash (used in) provided by financing activities		(1,150,339)	7,292,180	(15,096,291)	(460,393)

Effect on foreign currency exchange		113,399	184,916	(63,775)	(1,945)

Net increase (decrease) in cash and cash equivalents		1,122,755	13,179,466	(4,963,339)	(151,368)
Cash and cash equivalents at the beginning of the year		15,852,492	16,975,247	30,154,713	919,632

Cash and cash equivalents at the end of the year	6	$16,975,247	$30,154,713	$25,191,374	$768,264

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

2.	The Date of Authorization for Issuance of the Consolidated Financial Statements and Procedures for Authorization

The consolidated financial statements have been authorized for issue by the Audit Committee on April 21, 2016.

3.	The Adoption of New and Amended Standards and Interpretations

A.	New Standards and Interpretations Not Yet Adopted

New Standards, Amendments, and Interpretations	Content	Effective Date
IFRS 15, ‘Revenue from contracts with customers’	The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.	January 1, 2018

IFRS 9, ‘Financial instruments’	The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.	January 1, 2018

IFRS 16, ‘Leases’	‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.	January 1, 2019

The Company and its subsidiaries (together, the “Group”) is assessing the potential impact of the new standards, interpretations and amendments above and has not yet been able to reliably estimate their impact on the consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	New Standards and Interpretations Adopted

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2015:

•	Annual Improvements to IFRSs-2010-2012 Cycle and 2011-2013 Cycle

•	Defined Benefit Plans: Employee Contributions-Amendments to IAS 19

The adoption of the improvements made in the 2010-2012 Cycle has required additional disclosures in our segment footnote. Other than that, the adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

4.	Summary of Significant Accounting Policies

(1)	Basis of Preparation

A.	Compliance with IFRS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and the interpretations of the IFRS interpretations committee (“IFRIC”). The accompanying consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

B.	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for the following:

•	available-for-sale financial assets, financial assets and liabilities (including derivative instruments) - measured at fair value

•	defined benefit pension plans - plan assets measured at fair value.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2014	2015
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%
The Company	Siliconware Investment Co., Ltd	Investment activities	—	100%
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

(3)	Segment Reporting

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

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2015 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$32.79 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

B.	Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in New Taiwan Dollar (“NTD”), which is the presentation currency of the Group and the functional currency of the Company.

C.	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as other gains and losses in the statement of comprehensive income.

D.	Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the dates of the initial transactions.

E.

The results and financial position of the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency. Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. Those differences would be recorded as gain or loss of disposal of investments in statement of comprehensive income if disposed.

(5)	Acquisition Method for Business Combination

A.	The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, the equity interests issued by the Group, and fair value of any pre-existing equity interest in the subsidiary. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

B.	Acquisition-related costs are expensed as incurred.

C.	If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

D.	Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

E.	The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

(6)	Classification of Current and Noncurrent Assets / Liabilities

A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as noncurrent assets:

(a)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(b)	Assets held mainly for trading purposes;

(c)	Assets expected to be realized within twelve months from the balance sheet date;

(d)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as noncurrent liabilities:

(a)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(b)	Liabilities arising mainly from trading activities;

(c)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(d)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(7)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, time deposits that meet operating short-term cash commitments and that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, and other short-term highly liquid investments.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Except for those that are expected to be disposed more than one year after the end of the reporting period, which are classified as non-current assets, otherwise, they are classified as current assets.

B.	Recognition and Measurement

(a)	Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset).

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income. Other financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(b)	Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of comprehensive income within “other gains and losses” in the period in which they arise. Changes in the fair value of securities classified as available-for-sale are recognized in other comprehensive income. Dividend income from these two assets is recognized in the statement of comprehensive income when the Group’s right to receive payments is established.

(c)	Loans and receivables are subsequently carried at amortized cost using the effective interest method. The interest arising subsequently is recognized in “interest income” in the statement of comprehensive income.

(d)	When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as “gains and losses from investment securities” and “impairment losses”, respectively .

C.	Offsetting financial instruments

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

(11)	Impairment of Financial Assets

A.	Loans and receivables

(a)	The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial asset is impaired and impairment losses are incurred only if:

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Evidence of impairment includes:

i.	The debtor or the issuer is experiencing significant financial difficulty;

ii.	Default or delinquency in interest or principal payment;

iii.	The probability that the debtor or debtors will enter bankruptcy or other financial reorganization; and

iv.	Where observable data indicates that there is a measurable decrease in the estimated future cash flow, such as:

•	The repayment condition of the debtor to the Group of assets deteriorated

•	Changes in areas or economic conditions that correlate with defaults

(b)	The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. For these assets, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the allowance account and the amount of the loss is recognized in the consolidated statement of comprehensive income. In a subsequent period, if the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

B.	Available-for-sale assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, any significant unfavorable change that takes place in the technical, market, economic, or legal environments where the issuer operates indicates the possibility that the investment cost of the equity instrument may not be recovered and a significant or prolonged decline in the fair value of the security below its cost are evidences that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated statement of comprehensive income on equity instruments are not reversed through the consolidated statement of comprehensive income in a subsequent period.

(12)	Equity Method Investments (Investments in Associate and Joint Arrangements)

Investment in associate

A.	Associates, which are accounted for using the equity method of accounting, are all entities over which the Group has significant influence, which means the power to participate in the financial and operating policy decisions of the investees, but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

B.	The Group’s share of post-acquisition profit or loss is recognized in the statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. Dilution gains and losses arising in investments in associates are recognized in the statement of comprehensive income.

Investment in joint arrangements

A.	Investments in joint arrangement are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Group has assessed the nature of its joint arrangement and determined it to be a joint venture which is accounted for using the equity method.

B.	Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Group does not recognize further losses, unless it has incurred obligation or made payments on behalf of the joint ventures.

Other significant policies of the equity method

Profits and losses resulting from upstream and downstream transactions between the Group and its associates or joint ventures are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates or joint ventures. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Material accounting policy differences between associates or joint ventures and the Group were properly assessed and changed where necessary to ensure consistency with those adopted by the Group.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value in accordance with the policy described in Note 4(15).

(13)	Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost less accumulated depreciation and impairments. The acquisition costs include the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and the obligations to dismantle and remove the items and restore the site on which they are located. The subsequent costs will only be recognized under the conditions that future economic benefits associated with the item will flow to the Group and the item cost can be measured reliably. The carrying amount of the replaced part is derecognized. Day-to-day servicing costs and repairment expenditures are recognized as expenses as incurred.

B.	The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The capitalized borrowing costs will be depreciated through the residual useful lives of related items. Borrowing costs which do not qualify for capitalization are recognized in profit or loss.

C.	If material part of replacing items of property, plant and equipment has different useful life from the main asset, it should be recognized and depreciated separately. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The estimated useful lives of property, plant and equipment are as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Property, plant and equipment	Estimated useful lives
Buildings
- Main buildings	20-55 years
- Construction and improvements	3-15 years
Machinery and equipment	5-6 years
Utility equipment, Furniture and fixtures and Other equipment	2-10 years

D.	The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each fiscal year.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other income and expenses” in the statement of comprehensive income.

(14)	Intangible Assets

Intangible assets are the expenditures of license fees and computer software. License fees are capitalized at historical cost. Acquired computer software is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Both license fees and computer software are intangible assets with limited useful lives. They are subsequently measured at cost less accumulated amortization and impairment. Computer software is amortized over three years whereas license fees are amortized over their economic lives or the contract years using straight-line method. Subsequent measurements are measured using costs less accumulated amortization.

(15)	Impairment of Non-financial Assets

A.	Intangible assets with definite useful life and other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value, defined as the price that would be received to dispose an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, less costs to dispose, or it’s value in use. The value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

B.	An impairment loss recognized in prior periods for an asset shall be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of the asset shall be reversed to its recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(16)	Accounts Payable

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Convertible bonds issued by the Company contain liability, conversion option, redemption option and put option (collectively the“Bonds Options”) components. The Company assesses if the economic characteristics and risks of the redemption option and put embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity component. For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. Its carrying amount is not remeasured in the subsequent accounting periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39. The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(19)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(20)	Derecognition of financial liabilities

The Group shall remove a financial liability from its balance sheet when the obligation specified in the contract is discharged or cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

(21)	Income Tax

A.	The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statment, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

B.	The current income tax is calculated on the basis of the tax law enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

C.	Additional 10% undistributed earnings tax is estimated and recognized during the period when income is earned.

D.	Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

E.	Deferred tax liabilities are not recognized for temporary differences between the carrying amount and tax bases of investments in subsidiaries, associates and joint arrangements where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

F.	Deferred income tax assets and liabilties are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

G.	Deferred income tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(22)	Employee Benefits

A.	Pensions

(a)	For defined contribution plans, the Group pays contributions to a publicly or privately administered pension fund. The contributions are recognized as employee benefit expenses when they are due. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

(b)	For defined benefit plan, the liability recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension obligation.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of profit or loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in other equity in the statement of changes in equity and in the balance sheet. Past-service costs are recognized immediately in profit or loss.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

B.	Employees’ and directors’ remuneration

The Group recognizes related expenses and liabilities when the Group has legal or constructive obligation and could reasonably estimate such amount. Any difference between estimated amount and distributed amount resolved in the Board of Directors in the subsequent year shall be adjusted in the profit or loss of the following year.

(23)	Provision

A.	Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Damages and claims on customers’ consigned materials that arise from the course of packaging and/or testing services are recognized as a provision. Related expenditure that is reimbursed under an arrangement with a third party (e.g., a supplier warranty agreement) is presented net under “Other income and expenses”.

B.	Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

C.	A contingent liability is a possible obligation that arises from past events and whose existence will be confrimed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. A present obligation that arises from past events but is not recognized because either that it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or that the amount of the obligation cannot be measured with sufficient reliability.

(24)	Revenue Recognition

The Group provides assembly, testing, and turnkey services for integrated circuits. The Group recognizes revenue when:

A.	the amount of revenue can be measured reliably;

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	it is probable that the economic benefits associated with the transaction will flow to the entity;

C.	the stage of completion of the transaction at the end of the reporting period can be measured reliably;

D.	the costs incurred for the transaction and the cost to complete the transaction can be measured reliably.

Services provided by the Group include wafer bumping, wafer sort, IC packaging and final testing. Actual services and fees of the Group may vary by customers and are pre-agreed before provision of services. The Group regards each of the captioned services as a separate stage. Fees for each stage of services are negotiated independently and the fee for a specific stage is the then market price for that stage. Revenue is recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned. The sales discount allowance is estimated by historical experiences and recorded as a deduction to the revenue.

(25)	Lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of incentives received from the lessor) are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

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

The Group operates an equity-settled, share-based compensation plan under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the shares is recognized as an expense during the vesting period. The total amount to be expensed is determined by referrence to the fair value of the shares granted.

5.	Critical Accounting Estimates and Judgments

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may differ from the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)	Pension Benefits

The present value of the pension obligations is determined on an actuarial basis. When calculating the present value of defined pension obligations, the Company must apply judgments and estimates to determine a number of actuarial assumptions, including discount rate and future salary growth rate. Any changes in these assumptions could significantly impact the carrying amount of defined pension obligations. For relevant sensitivity analysis, please refer to Note 18.

(2)	Fair Value of Derivatives and Other Financial Instruments

The fair value of derivatives and other financial instruments that are not traded in active market is determined by using valuation techniques. The Group applies professional judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For valuing these derivatives and other financial instruments, the Group maximizes the use of observable market data where it is available and rely as little as possible on entity specific estimates. For sensitivity analyses, please refer to Note 38C(7).

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Impairment of available-for-sale equity investments

The Company follows the guidance of IAS 39 to determine when an available-for-sale equity investment is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and short-term business outlook for the investee. If the declines in fair value below cost were considered significant or prolonged, the Company would transfer the accumulated fair value adjustments recognized in equity on the impaired available-for-sale financial assets to the statement of comprehensive income. Please refer to Note 9.

6.	Cash and Cash Equivalents

	As of December 31,
	2014	2015
	NT$	NT$
Cash on hand and petty cash	1,331	1,008
Cash equivalents	7,500	4,145
Savings accounts and checking accounts	3,486,490	3,825,387
Time deposits	26,659,392	21,360,834

	30,154,713	25,191,374

7.	Accounts Receivable, Net

	As of December 31,
	2014	2015
	NT$	NT$
Accounts receivable	18,845,257	15,841,479
Less: Allowance for sales discounts	(275,705)	(14,056)
Allowance for doubtful accounts	(1,695)	(1,695)

	18,567,857	15,825,728

The Group assessed the carrying value of receivables mentioned above are highly likely to be recovered; therefore the credit risk is low. Please refer to Note 36 B for relevant analysis.

Movements on the Group’s allowance for doubtful accounts are as follows:

	For the years ended December 31,
	2014	2015
	NT$	NT$
Balance as of January 1,	2,539	1,695
Write-offs	(869)	—
Effects of foreign currency exchange	25	—

Balance as of December 31,	1,695	1,695

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

8.	Inventories

	As of December 31,
	2014	2015
	NT$	NT$
Raw materials and supplies	3,955,748	4,077,433
Work in process	568,735	587,942

	4,524,483	4,665,375
Less: Allowance for loss on obsolescence and decline in market value of inventories	(143,348)	(163,056)

	4,381,135	4,502,319

The above allowance for loss on obsolescence and decline in market value of inventories were caused by the valuation of raw materials and supplies.

Amounts recognized in profit or loss are as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Expense / loss incurred related to inventories :
Cost of goods sold	54,954,324	62,070,282	61,196,890
(Recovery of) decline in market value and loss on obsolescence	(13,246)	31,258	20,320
Others	(15,404)	(20,275)	13,412

	54,925,674	62,081,265	61,230,622

In 2013, the Group disposed certain obsolete inventories and reversed the amount of “Decline in market value and loss on obsolescence” correspondingly.

9.	Available-for-sale Financial Assets

	As of December 31,
	2014	2015
	NT$	NT$
Current Item:
Common Stock	—	1,067,204

Non-current Items:
Common Stock	8,799,109	5,336,887
Fund	200,794	189,525

	8,999,903	5,526,412

A.	The Company recognized gains/(losses) of $692,601, $3,628,169 and ($2,406,287) for the change of fair value of available-for-sale financial assets in other comprehensive income and reclassified $0, $679,800 and ($1,856,442) from equity to profit or loss for the years ended December 31, 2013, 2014 and 2015, respectively.

B.	The Company didn’t dispose any of its available-for-sale financial assets for the years ended December 31, 2013 and 2015. However, the Company disposed 1,225 thousand shares of available-for-sale financial assets and recognized gains on disposal of $639,103 for the year ended December 31, 2014.

C.	In 2015, the Company recognizes impairment loss on domestic listed stocks of $1,856,442 because the significant decline in the stock price below its cost. These impaired equity securities were subsequently sold in February 2016. Accordingly, they were classified from non-current to current assets as of December 31, 2015.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

10. Investments Accounted for Using the Equity Method

		Carrying Amount		% of ownership interest
Associates	Registration	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
		NT$	NT$
AcSiP Technology Corp. (AcSiP)	Taiwan, R.O.C.	52,763	—	12.08%	—
Yann Yuan Investment Co., Ltd	Taiwan, R.O.C.	—	2,399,910	—	33.33%
Interconnect Tech Pte. Ltd. (Interconnect) (Note)	Singapore	23,627	—	42.27%	—
ASM Advanced Packaging Materials Pte. Ltd. (AAPM)	Singapore	—	122,748	—	39.00%

		76,390	2,522,658

Note: Microcircuit Technology(S) Pte. Ltd. renamed to Interconnect in March 2015.

A.	The Company acquired common shares of AcSiP Technology Corp. (AcSiP) to upgrade assembly related technology. Although the Company holds less than 20% of the equity shares of AcSiP, the Company exercises significant influence by appointing one director of the Board of Directors in AcSiP, thus continues to apply equity method accounting. The Company disposed 100 thousand shares and recognized gain on disposal of investments of $644 for the year ended December 31, 2013. In December 2015, the Company disposed all of its shareholdings in AcSip and recognized a disposal gain of $1,059.

B.	In December 2015, Siliconware Investment Co., Ltd. (which is the Company’s subsidiary) invested in Yann Yuan Investment Co., Ltd with cash of $2,400,000.

C.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired the shares in Interconnect in July 2012. In 2013 and 2014, the Company increased the investment in Interconnect with an amount of $31,718 (US$1,060 thousand) and $63,818 (US$2,114 thousand), respectively. The Company initially accounted for this investment as joint venture investment. In September 2014, another joint venture investor, AEM Holdings Ltd., sold all of its shares to a third party at a price that was relatively lower than the holding price of the Company. The Company believed that the transaction was an impairment indicator. The recoverable amount calculated from the share selling price was lower than the carrying amount, and the Company recognized an impairment loss of $442,385 in 2014. In December 2014, the Company entered into a new contractual agreement with PBT Pte. Ltd., and no longer held joint control over Interconnect. As of September 30, 2015, the carrying amount of investment in Interconnect was $0 and unrecognized share of loss was $133,583 due to the sustained losses of Interconnect.

D.	In October 2015, Interconnect sold major assets and liabilities to a newly established company, AAPM, in exchange for cash and 39% interests in AAPM. Concurrently, another third party shareholder contributed cash to acquire 61% interests in AAPM. As a result, the Company evaluated the recoverable amounts of investment in Interconnect using the fair value less cost of disposal model, and reversed the previous impairment charges in “other gains and losses” amounted to $134,992 (Note 27). The recoverable amount was determined by referencing to AAPM’s per share price issued to the third party shareholder, therefore, it is considered a Level 2 non-recurring fair value measurement. The Company also recognized previously unrecognized share of loss in Interconnect amounted to $133,583. Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to the Company as capital return. Accordingly, the Company derecognized the investment in Interconnect and recognized a disposal gain of $139,567.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	Set out below are the aggregate carrying value and aggregate amount of the Company’s share of operating results of individually immaterial associates.

Aggregate carrying amounts of individually immaterial associates as of December 31, 2014 and 2015 were $76,390 and $2,522,658, respectively. Aggregate amounts of the Company’s share of:

	For the years ended December 31,
	2013 (Note)	2014 (Note)	2015
	NT$	NT$	NT$
Net Loss	(85,378)	(171,591)	(183,708)
Other Comprehensive Income	14,591	12,121	1,304

Total Comprehensive Loss	(70,787)	(159,470)	(182,404)

Note: Since Interconnect has been reclassified from “Joint Venture” to “Associate,” related financial information for the fiscal years 2013 and 2014 are disclosed in “Investments in Associates.”

F.	As of December 31, 2014, the fair value of AcSiP, based on the public market stock price, was $28,468(level 1 input).

11.	Financial Instruments by Category

	As of December 31,
	2014	2015
	NT$	NT$
Financial Assets
Loans and receivables
Cash and cash equivalents	30,154,713	25,191,374
Notes receivable	10,197	11,403
Accounts receivable	18,567,857	15,825,728
Other receivables	813,545	473,431
Time deposit pledged as collateral (shown as other current assets-other)	339,600	384,400
Refundable deposit (shown as other non-current assets-other)	90,521	185,834
Available-for-sale financial assets, current	—	1,067,204
Available-for-sale financial assets, non-current	8,999,903	5,526,412

	58,976,336	48,665,786

Financial Liabilities
Financial liabilities at amortised cost
Short-term loans	2,690,250	2,790,125
Notes payable	735,000	—
Accounts payable	7,285,963	6,942,527
Other payables	10,171,755	11,512,740
Receipts under custody (shown as other current liabilities-other)	88,140	94,442
Deposit received (shown as other current liabilities-other and other non-current liabilities)	141,468	130,180
Convertible bonds	11,875,483	12,627,311
Long-term loans (including the current portion)	19,764,214	13,849,164
Long-term payable (shown as other non-current liabilities)	285,300	177,525
Financial liability at fair value through profit or loss	1,095,552	1,798,920

	54,133,125	49,922,934

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

12.	Property, Plant and Equipment

A.	Carrying amount by category :

	As of December 31,
	2014	2015
	NT$	NT$
Land	2,903,192	2,903,192
Buildings	13,152,680	19,663,930
Machinery and equipment	33,689,303	33,130,757
Utility equipment	564,377	910,987
Furniture and fixtures	352,182	387,459
Other equipment	2,840,292	3,199,741
Construction in progress and equipment awaiting for inspection	10,018,645	4,109,542

	63,520,671	64,305,608

B.	Movement from period beginning to period end

(a)	From January 1, 2013 to December 31, 2013

i. Cost
	Balance at				Exchange	Balance at
	January 1	Additions	Disposals	Transfers	differences, net	December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	18,992,837	1,059,822	(17,442)	889,738	95,812	21,020,767
Machinery and equipment	62,618,808	9,949,625	(6,244,376)	2,281,646	138,830	68,744,533
Utility equipment	1,306,963	177,148	(92,608)	31,276	29,078	1,451,857
Furniture and fixtures	1,019,541	86,776	(161,736)	20,835	5,077	970,493
Other equipment	3,225,829	1,145,539	(244,502)	148,236	179,048	4,454,150
Construction in progress and equipment awaiting for inspection	3,804,518	3,097,602	—	(3,371,731)	52,662	3,583,051

	93,871,688	15,516,512	(6,760,664)	—	500,507	103,128,043

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	6,962,635	1,243,901	—	(17,442)		20,501	8,209,595
Machinery and equipment	33,868,772	8,422,269	105,620	(6,243,766)	26,008	66,032	36,244,935
Utility equipment	858,145	143,440	31	(92,608)		19,671	928,679
Furniture and fixtures	633,923	118,358	948	(161,684)		3,016	594,561
Other equipment	1,620,807	519,476	5,116	(244,493)	(26,008)	78,624	1,953,522

	43,944,282	10,447,444	111,715	(6,759,993)	—	187,844	47,931,292

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(b)	From January 1, 2014 to December 31, 2014

i. Cost
	Balance at				Exchange	Balance at
	January 1	Additions	Disposals	Transfers	differences, net	December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	21,020,767	329,570	(330)	1,308,922	130,423	22,789,352
Machinery and equipment	68,744,533	8,966,134	(7,902,085)	1,582,215	531,809	71,922,606
Utility equipment	1,451,857	89,415	(84,575)	75,746	34,962	1,567,405
Furniture and fixtures	970,493	93,966	(88,672)	3,550	7,406	986,743
Other equipment	4,454,150	630,400	(407,894)	371,938	27,131	5,075,725
Construction in progress and equipment awaiting for inspection	3,583,051	9,760,058	(1,342)	(3,357,944)	34,822	10,018,645

	103,128,043	19,869,543	(8,484,898)	(15,573)	766,553	115,263,668

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

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	8,209,595	1,398,880	—	(331)	(758)	29,286	9,636,672
Machinery and equipment	36,244,935	9,504,967	56,349	(7,894,369)	9,873	311,548	38,233,303
Utility equipment	928,679	134,818	325	(84,575)	—	23,781	1,003,028
Furniture and fixtures	594,561	121,690	1,972	(88,399)	(11)	4,748	634,561
Other equipment	1,953,522	679,985	5,076	(406,156)	(9,104)	12,110	2,235,433

	47,931,292	11,840,340	63,722	(8,473,830)	—	381,473	51,742,997

(c)	From January 1, 2015 to December 31, 2015

i. Cost
	Balance at				Exchange	Balance at
	January 1	Additions	Disposals	Transfers	differences, net	December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	22,789,352	1,423,338	—	6,798,051	(57,827)	30,952,914
Machinery and equipment	71,922,606	7,675,210	(7,055,018)	2,074,177	(232,752)	74,384,223
Utility equipment	1,567,405	110,574	(142,948)	457,955	(14,809)	1,978,177
Furniture and fixtures	986,743	156,894	(184,454)	15,289	(2,185)	972,287
Other equipment	5,075,725	924,676	(301,613)	263,843	(12,771)	5,949,860
Construction in progress and equipment awaiting for inspection	10,018,645	3,719,296	—	(9,609,315)	(19,084)	4,109,542

	115,263,668	14,009,988	(7,684,033)	—	(339,428)	121,250,195

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	9,636,672	1,665,873	—	—	—	(13,561)	11,288,984
Machinery and equipment	38,233,303	10,086,128	46,198	(6,977,590)	966	(135,539)	41,253,466
Utility equipment	1,003,028	216,068	1,284	(142,947)	—	(10,243)	1,067,190
Furniture and fixtures	634,561	126,285	9,493	(184,363)	—	(1,148)	584,828
Other equipment	2,235,433	809,418	8,021	(296,084)	(966)	(5,703)	2,750,119

	51,742,997	12,903,772	64,996	(7,600,984)	—	(166,194)	56,944,587

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	There is no interest capitalized for the years ended December 31, 2013, 2014 and 2015.

D.	For idle equipment, the Group adopted fair value less cost of disposal method to measure their recoverable amount and recognized impairment loss of $111,715, $63,722 and $64,996 for the years ended December 31, 2013, 2014 and 2015, respectively. The recoverable amount of major impaired property, plant and equipment is determined based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a level 2 input in terms of IFRS 13 because the secondary market is not very active.

13.	Intangible Assets

	For the year ended December 31, 2013
	Balance at January 1	Additions	Amortizations	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	365,517	7,408	(115,805)	—	257,120
Software	150,570	37,524	(90,344)	443	98,193

	516,087	44,932	(206,149)	443	355,313

	For the year ended December 31, 2014
Item	Balance at January 1	Additions	Amortizations	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	257,120	32,177	(115,035)	—	174,262
Software	98,193	33,625	(57,506)	596	74,908

	355,313	65,802	(172,541)	596	249,170

	For the year ended December 31, 2015
Item	Balance at January 1	Additions	Amortizations	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	174,262	—	(120,693)	—	53,569
Software	74,908	112,692	(48,111)	(284)	139,205

	249,170	112,692	(168,804)	(284)	192,774

For the years ended December 31, 2013, 2014 and 2015, amortizations of $6,665, $7,441 and $14,208 are included in “operating cost”, and amortizations of $199,484, $165,100 and $154,596 are included in “operating expense” in the statement of comprehensive income.

14.	Financial Liabilities at Fair Value Through Profit or Loss

As of December 31, 2014 and 2015, the detail of financial liabilities at fair value through profit or loss is as follow:

	As of December 31,
	2014	2015
	NT$	NT$
Conversion option, redemption option and put option of convertible bonds upon initial recognition (Note 15)	774,319	774,319
Valuation adjustments	321,233	1,024,601

	1,095,552	1,798,920

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

For the years ended December 31, 2014 and 2015, the Company recognized net losses of $321,233 and $703,368 on financial liabilities held for trading, respectively.

15.	Convertible Bonds

As of December 31, 2014 and 2015, the detail of convertible bonds is as follow:

	As of December 31,
	2014	2015
	NT$	NT$
Unsecured overseas convertible bonds	13,327,948	13,821,965
Less: Discounts on bonds payable	(1,452,465)	(1,194,654)

	11,875,483	12,627,311

In October 2014, the Company issued the fourth unsecured overseas convertible bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with a maturity of 5 years, with par value of US$250 thousand or in any integral multiples thereof.

Key terms and conditions of the Bonds are as follows:

A.	Each holder of the Bonds has the right to convert at any time starting from the day immediately following 40 days after the issue date to 10 days prior to the maturity date, except during legal lock-up period, into newly issued listed common shares or American Depository shares (“ADSs”) at the conversion price NT$53.1038 dollars, determined on the basis of a fixed exchange rate of US$1 to NT$30.392 (in dollar). The conversion price was adjusted to $49.4668 dollars as of December 31, 2015.

B.	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed by the Company on the maturity date at an amount equal to 105.11% of the principals, with repayment made in US dollars.

C.	Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) at 103.04% of the principal amount on the third anniversary of the issuance date or (2) at principal amount plus 1% interest compounded semiannually (“Early Redemption Amount”) in the event of a change in control or delisting.

D.	The Company may redeem the Bonds in whole or in part, from 3 years after the issuance date, at a price equal to the Early Redemption Amount, provided that the closing price of the Company’s common shares on the Taiwan Stock Exchange, converted into US dollars at the prevailing exchange rate, on 20 trading days within a period of 30 consecutive trading days, is at least 130% of the Early Redemption Amount divided by the conversion ratio. The Company may, in whole but not in part, redeem all of the Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds have been previously redeemed, converted, or repurchased or cancelled, or in the event of changes in the R.O.C.’s tax rules which result in significant unfavorable tax consequences to the Company.

E.	The Bonds contained a debt host contract, recognized as convertible bonds, and the Bonds Options were aggregately recognized as financial liabilities at fair value through profit or loss. The effective interest rate of the debt host contract was 2.407% and the aggregate fair value of the Bonds Options was $774,319 on initial recognition.

16.	Loans

A. Short-term Loans

	As of December 31,
	2014	2015
	NT$	NT$
Credit loans	2,690,250	2,790,125

Interest rates	1.0655%	1.3130%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Long-term Loans

		Loan period and	As of December 31,
Name of financial institution	Line of credit	repayment method	2014	2015
			NT$	NT$
Mega International Commercial Bank (The management bank of syndicated loans)	NT$5 billion and US$0.15 billion	2010.10.29–2015.10.29 Repayables in 6 semi- annually installments starting from April 2013	3,251,667	—
Mega International Commercial Bank (The management bank of syndicated loans)	NT$3.257 billion and US$0.25 billion	2012.8.10–2017.8.10 Repayables in 6 semi- annually installments starting from February 2015	11,182,000	6,006,750
KGI Bank	NT$1.5 billion	2013.12.31–2016.12.31 Extendible when due	1,500,000	1,500,000
HSBC Bank (Taiwan) Limited	NT$0.85 billion	2014.8.11-2018.12.13 Repayables in 5 semi- annually installments starting from December 2016	850,000	850,000
Bank of Taiwan	NT$1.5 billion	2014.8.11–2018.12.10 Repayables in 6 semi- annually installments starting from June 2016	1,500,000	1,500,000
Mega International Commercial Bank	NT$1.5 billion	2014.8.11–2019.8.11 Repayables in 6 semi- annually installments starting from February 2017	1,500,000	1,500,000
CTBC Bank	NT$1.5 billion	2015.7.11–2020.7.11 Repayables in 6 semi- annually installments starting from January 2018	—	1,500,000
Taiwan Cooperative Bank	NT$1 billion	2015.11.13–2020.11.13 Repayables in 6 semi- annually installments starting from May, 2018	—	1,000,000
Less:
Arrangement fee of syndicated loans			(19,453)	(7,586)
Current portion			(6,970,152)	(5,991,128)

			12,794,062	7,858,036

Available lines of credit under the long-term loan			2,500,000	—

Interest rate			0.9313%–1.5856%	1.2217%–1.6173%

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company entered into syndicated loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank, in October 2010 and August 2012, respectively. All long-term loans are with credit periods of five years and are floating interest rate loans.

(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual basis, certain debt covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. For the years ended December 31, 2013, 2014 and 2015, the Company has been in compliance with all the debt covenants. For information of debt covenants, please refer to Note 37.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

17.	Other Payables

	As of December 31,
	2014	2015
	NT$	NT$
Payables for equipment	2,737,715	3,576,455
Payables for employees’ compensations	3,672,966	3,929,214
Others	3,761,074	4,007,071

	10,171,755	11,512,740

Others represent individually insignificant items such as supplies, maintenance charges, professional service fees and etc., which are presented on an aggregate basis.

18.	Post-employment Benefit

A.	Defined Benefit Plan

In accordance with the Labor Standards Law, the Company has a funded defined benefit pension plan covering all eligible employees prior to the enforcement of the Labor Pension Act (“the Act”), which becomes effective on July 1, 2005, and those employees who choose to stay with the pension mechanism under the Labor Standards Law after the enforcement of the Act. Pension benefits are generally based on service years and six-month average wages and salaries before retirement of the employee. Two units are earned per year for the first 15 years of service and one unit is earned for each additional year of service with a maximum of 45 units. Under the funding policy of the plan, the Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund, which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. Also, the Company would assess the balance in the aforementioned labor pension reserve account by the end of December 31, every year. If the account balance is not enough to pay the pension calculated by the aforementioned method, to the labors expected to be qualified for retirement next year, the Company will make contribution for the deficit by next March.

(1) The amounts arising from the defined benefit obligation recognized in the balance sheets are as follows:

	As of December 31,
	2014	2015
	NT$	NT$
Present value of defined benefit obligations	2,225,935	2,392,281
Fair value of plan assets	(1,192,196)	(1,184,971)

Net defined benefit liability	1,033,739	1,207,310

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Movements in net defined benefit liabilities are as follows:

(a)	For the year ended December 31, 2013

	Present value of
	defined benefit	Fair value of	Net defined
	obligations	plan assets	benefit liability
	NT$	NT$	NT$
Balance at January 1	2,276,769	(1,188,218)	1,088,551
Current service cost	25,359	—	25,359
Interest expense	39,657	(20,805)	18,852

	65,016	(20,805)	44,211

Remeasurements:
Experience adjustments	61,290	—	61,290
Changes in financial assumptions	(166,235)	—	(166,235)
Return of plan assets	—	5,679	5,679

	(104,945)	5,679	(99,266)

Pension fund contribution	—	(49,371)	(49,371)
Paid Pension	(48,100)	48,100	—

Balance at December 31	2,188,740	(1,204,615)	984,125

(b)	For the year ended December 31, 2014

	Present value of
	defined benefit	Fair value of	Net defined
	obligations	plan assets	benefit liability
	NT$	NT$	NT$
Balance at January 1	2,188,740	(1,204,615)	984,125
Current service cost	23,380	—	23,380
Interest expense	48,940	(27,364)	21,576

	72,320	(27,364)	44,956

Remeasurements:
Experience adjustments	54,556	—	54,556
Return of plan assets	—	(645)	(645)

	54,556	(645)	53,911

Pension fund contribution	—	(49,253)	(49,253)
Paid Pension	(89,681)	89,681	—

Balance at December 31	2,225,935	(1,192,196)	1,033,739

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(c)	For the year ended December 31, 2015

	Present value of
	defined benefit	Fair value of	Net defined
	obligations	plan assets	benefit liability
	NT$	NT$	NT$
Balance at January 1	2,225,935	(1,192,196)	1,033,739
Current service cost	20,475	—	20,475
Interest expense	49,670	(26,976)	22,694

	70,145	(26,976)	43,169

Remeasurements:
Experience adjustments	10,493	—	10,493
Changes in demographic assumptions	18,021	—	18,021
Changes in financial assumptions	145,514	—	145,514
Return of plan assets	—	5,814	5,814

	174,028	5,814	179,842

Pension fund contribution	—	(49,440)	(49,440)
Paid Pension	(77,827)	77,827	—

Balance at December 31	2,392,281	(1,184,971)	1,207,310

(3)	Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds. The constitution of fair value of plan assets as of December 31, 2014 and 2015 is as follows:

	As of December 31,
	2014	2015
	NT$	NT$
Cash	251,553	240,312
Equity instruments	626,141	615,237
Debt instruments	314,502	329,422

	1,192,196	1,184,971

(4)	Principal actuarial assumptions for the reporting period are as follows:

	For the years ended December 31,
	2014	2015
Discount rate	2.25%	1.75%

Future salary increases	2.00%	2.00%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	For the years ended December 31, 2014 and 2015, the aforementioned discount rate and future salary increase rate are 0.25% and 0.5% higher (lower) than management’s estimates, the impact on the carrying amounts of defined benefit obligation is as follows:

	Impact on defined benefit obligation
For the Year Ended	0.25% increase in	0.25% decrease in
December 31, 2014	assumption	assumption
	NT$	NT$
Discount rate	(75,246)	78,775

Future salary increase	78,794	(75,624)

	Impact on defined benefit obligation
For the Year Ended	0.5% increase in	0.5% decrease in
December 31, 2015	assumption	assumption
	NT$	NT$
Discount rate	(145,514)	158,584

Future salary increase	157,428	(145,896)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method has been applied as when calculating the defined benefit obligation recognized in the balance sheet.

(6)	The Company expects to pay $50,429 as contribution to the pension plan in 2016.

(7)	As of December 31, 2015, the weighted average duration of the defined benefit plan is 12.9 year. Expected maturity analysis of undiscounted defined benefit obligation was as follows:

NT$
Within 1 year	48,448
1-2 year(s)	68,814
2-5 years	77,866
Over 5 years	2,893,403

3,088,531

(8)	On February 4, 2016, the Board of Directors approved pension plans for executive officers, which will increase the net defined benefit obligation by approximately $62,172.

B.	Defined Contribution Plans

(1)	In accordance with the Labor Pension Act (“LPA”), effective July 1, 2005, the Company has a defined contribution pension plan covering all regular employees witch R.O.C. nationality. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accumulated gains or losses from an employee’s personal pension account may be claimed on a monthly basis or on lump sum.

(2)	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors to employees’ individual pension accounts.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	In accordance with the regulatory requirements in Suzhou, PRC, Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages to the Bureau of Social Insurance. Other than the monthly contributions, Siliconware Technology (Suzhou) Limited has no further obligations.

(4)	The expenses recognized for the Group’s defined contribution pension plans are $504,299, $538,818 and $533,905 for the years ended December 31, 2013, 2014 and 2015, respectively.

19.	Capital Stock

A.	As of December 31, 2014 and 2015, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2015, the outstanding ADSs amounted to 51,404,643 units. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

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

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

20.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution of capital reserve of $923,496 (NT$ 0.3 dollar per share) had been resolved at the stockholders’ meeting on June 14, 2013 and it was resolved in the board meeting that July 21 of the same year was the ex-dividend date.

D.	On Feburary 24, 2016, the Company’s Board of Directors proposed to distribute capital reserve of $3,116,361 (NT$ 1.0 dollar per share), payable in cash .The distribution resolution hasn’t been approved by the Shareholders’ meeting on April 21, 2016. Related information will be posted in the “Market Observation Post System” on Taiwan Stock Exchange website.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

21.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. Dividends may be distributed by way of cash dividend and stock dividend. However, distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved. With regards to the 2014 employee bonus and director compensation information, please refer to Note 23.

B.	As of December 11, 2015, the Board of Directors approved the newly revised Articles of Incorporation, under which current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside legal reserve at 10% of the profits left over, until the accumulated legal reserve equals the Company’s paid-in capital;

(4)	Set aside or reverse special reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

(5)	Provide dividends and bonuses to shareholders from the remainder of current year’s earnings and unappropriated earnings in prior years, which shall be proposed by the Board of Directors and approved at the Shareholders’ meeting.

The amended Articles of Incorporation will be resolved in the annual Shareholders’ meeting in 2016.

C.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

D.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulations, in addition to legal reserve, the Company should set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When debit balance on other equity items is reversed subsequently, the reserved amount could be included in the distributable earnings.

E.	Starting from June 20, 2014, the roles and responsibilities of the Supervisors were replaced by independent directors of the Audit Committee. The authority of the Audit Committee is governed by relevant laws and regulation, with related details determined by the Board of Directors.

F.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2014 and 2015, the undistributed earnings derived on or after the implementation of the imputation tax system were $11,678,749, and $9,921,153, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

G.	As of December 31, 2014 and 2015, the balances of shareholders’ imputation tax credit account of the Company were $191,792, and $875,437, respectively. The rate of shareholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2014 was 17.11%. The rate of shareholders’ imputation tax credit to undistributed earnings for the earnings to be distributed in 2015 is expecting to be approximately 17.18%.

However, the rate is subject to changes based on the balance of shareholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend distribution date.

Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

H.	The distributions of 2013 and 2014 dividends were resolved at the Shareholders’ meeting on June 20, 2014 and June 16, 2015, respectively. Details are summarized below:

	For the Years Ended December 31,
	2013		2014
		Dividends		Dividends
		per share		per share
	Amount	(in NT dollars)	Amount	(in NT dollars)
	NT$		NT$
Provision of Legal reserve	589,228		1,170,770
Reversal of Special reserve	(244,604)		—
Cash dividends	5,609,450	1.80	9,349,083	3.00

Please refer to Note 24C for information on employees’ cash bonuses and directors’ and supervisors’ remunerations.

I.	On February 24, 2016, the Company’s Board of Directors proposed the following earnings distribution for 2015:

Earnings distribution
NT$
Legal reserve	876,226
Cash dividends (NT$2.8 dollars per share)	8,725,811

9,602,037

J.	Since the 2016 Shareholders’ meeting has yet to be held, there is uncertainty on the 2015 earnings distribution. This is to say, the potential tax consequence on the additional 10% tax on undistributed earnings cannot be reasonably estimated yet. In accordance with IAS 12, the Company accrued additional 10% tax on undistributed earnings in full. Income tax effect on dividend distribution is reversed and adjusted to tax expenses and related income tax payables in the following year when shareholders resolve the earnings distribution plan. As of December 31, 2015, the additional 10% tax payable of $788,603 was recognized in “Other non-current liabilities” on the balance sheet. Potential income tax consequence on dividend distribution, based on the proposed earnings distribution by the Board of Directors on Febuary 24, 2016, will reduce such additional 10% tax payable and related income tax expense by $788,603 in 2016.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

22.	Other Equity Items

	Unrealized Gain on
	Valuation of Available-	Exchange Difference on	Remeasurements of
	for-sale Financial Assets	Translation of Foreign Financial Statements	Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2013	330,756	(255,037)	(14,306)
Changes in fair value of financial instruments
- pretax	692,601	—	—
- tax	(138,853)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	—	—	—
- tax	—	—	—
Differences in translation- equity method investments
- pretax	—	426,113	—
- tax	—	(3,388)	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	99,266
- tax	—	—	(16,875)

As of December 31, 2013	884,504	167,688	68,085

	Unrealized Gain on
	Valuation of Available-	Exchange Difference on	Remeasurements of
	for-sale Financial Assets	Translation of Foreign Financial Statements	Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2014	884,504	167,688	68,085
Changes in fair value of financial instruments
- pretax	3,628,169	—	—
- tax	(277,292)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(679,800)	—	—
- tax	114,534	—	—
Differences in translation- equity method investments
- pretax	—	555,285	—
- tax	—	(2,720)	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	(53,911)
- tax	—	—	9,165

As of December 31, 2014	3,670,115	720,253	23,339

	Unrealized Gain on
	Valuation of Available-	Exchange Difference on	Remeasurements of
	for-sale Financial Assets	Translation of Foreign Financial Statements	Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2015	3,670,115	720,253	23,339
Changes in fair value of financial instruments
- pretax	(2,406,287)	—	—
- tax	19,610	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	1,856,442	—	—
Differences in translation- equity method investments
- pretax	—	(223,940)	—
- tax	—	(40)	—
Other comprehensive income/losses reclassified to profit or loss upon disposal of investments accounted for using the equity method
- pretax	—	(3,965)	—
- tax	—	674	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	(179,842)
- tax	—	—	30,572

As of December 31, 2015	3,139,880	492,982	(125,931)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

23.	Treasury Stock

A.	Movement of treasury stock:

	Balance as of	Increase	Decrease	Balance as of
	January 1, 2013	during the period	during the period	December 31, 2013
Purpose	(thousand shares)	(thousand shares)	(thousand shares)	(thousand shares)
To transfer to employees	38,042	—	(38,042)	—

The Company has no treasury stock transaction in 2014 and 2015.

B.	Pursuant to the Security Exchange Act in R.O.C., the treasury stocks held by the Company cannot be pledged as collateral, nor be entitled to voting rights or receiving dividends.

C.	The Group granted treasury stocks to certain employees as share-based compensation in 2013. The exercise price was the book value of treasury stock, which was $25.35 (in dollars) per share. As of December 31, 2013, the Company has transferred all the treasury stocks to employees, which were vested immediately on the date of transfer.

D.	In 2013, the Company recognized compensation cost of $232,056 for transferring treasury stocks to employees, which was measured at the shares fair value on grant date, less exercise price received from employees. The fair value of treasury stock on grant date was $31.45 (in dollars) per share.

24.	Expenses by Nature

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Employee benefit expenses
Salaries and bonuses	12,840,941	14,894,813	15,339,459
Post employment benefits	548,510	583,774	577,074
Others	1,812,624	1,994,137	2,025,247

	15,202,075	17,472,724	17,941,780

Depreciation and amortization expenses	11,033,739	12,435,815	13,513,985

A.	In accordance with Article 235 and 235-1 of the Company Act as amended in May 2015, and Jing-Shang-Zi Letter No. 10402413890, employees’ compensation (bonus), and directors’ remuneration shall not be considered as earnings distribution. An entity shall stipulate a fixed amount or ratio of annual profit to be distributed as employee compensation. The annual profit is defined as income before income tax, employees’ compensation and directors’ remuneration. If an entity has accumulated deficit, annual profit should be appropriated to cover such losses.

B.	In accordance with the Company’s Articles of Incorporation as amended and approved by the Board of Directors on December 11, 2015, after covering accumulated losses, 10% of the annual profit shall be set aside as employees’ compensation. Additionally, 1% or less of the annual profit shall be set aside as directors’ remuneration. Employees’ compensation (bonus) is payable, in the form of cash or shares, to the payroll employees of the Company or its domestic or foreign subsidiaries over which the Company has 50% or more of voting power, who work substantially during the fiscal year in which the annual profit is generated. The amended Articles of Incorporation shall be resolved in the annual Shareholders’ meeting in 2016.

C.	For the years ended December 31, 2013, 2014 and 2015, employee compensation (bonus) was accrued at $623,272 , $1,038,787 and $1,128,007, respectively; directors’ remuneration was accrued at $55,477, $105,369 and $112,801, respectively. Both are paid/ payable in the form of cash. In 2015, the employees’ compensation and directors’ remuneration were estimated and accrued based on the annual profits for the year ended December 31, 2015; while in 2013 and 2014, related expenses were accrued based on the post tax income of 2013 and 2014 and the percentages stipulated in the Article of Incorporation, taking into account of other factors such as legal reserve.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

26.	Other Income and Expenses

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Loss on damages and claims	(109,482)	(110,236)	(374,613)
Gains on disposal of property, plant and equipment and other assets	96,536	287,947	31,293
Impairment loss on property, plant and equipment	(111,715)	(63,722)	(64,996)
Others	185,812	170,262	152,499

	61,151	284,251	(255,817)

27.	Other Gains and Losses, Net

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Foreign exchange gain (loss)—net	436,826	483,325	(77,439)
Gains on reversal of impairment loss of non-financial assets
(Note 10(D))	—	—	134,992

	436,826	483,325	57,553

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

28.	Income Tax

A.	Income taxes recognized in profit or loss for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Current income tax expense
Recognition for the current period	1,153,379	2,350,321	1,741,385
Provision of additional 10% tax on undistributed earnings	59,574	1,057,158	906,273
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	—	—	(1,056,043)
Income tax adjustments for prior years	6,298	3,357	(39,435)

	1,219,251	3,410,836	1,552,180

Deferred income tax expense
Temporary differences	(103,865)	(156,234)	(186,121)
Provision of additional 10% tax on undistributed earnings	530,306	—	—
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	(481,722)	(531,407)	—
Income tax credits	442,730	326,902	—

	387,449	(360,739)	(186,121)

Income tax expense recognized in profit or loss	1,606,700	3,050,097	1,366,059

B.	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rates applicable to respective countries	1,698,533	2,703,678	2,057,890
Expenses not deductible for tax purposes	2,477	9,870	319,835
Tax exempt income	(49,491)	(31,353)	(736,103)
Temporary difference not recognized as defferred tax liability	(260,462)	(162,897)	(179,130)
Expiration of investment tax credits	6,338	—	—
Changes in realizable amount for deferred income tax assets	100,383	—	—
Chang in assessment of realization of deferred tax assets	—	—	(1,071)
Effect from Alternative Minimum Tax	—	—	88,944
Provision of additional 10% tax on undistributed earnings	589,880	1,057,158	906,273
Adjustment: over provision from prior years	(480,958)	(526,359)	(1,090,579)

Income tax expense recognized in profit or loss	1,606,700	3,050,097	1,366,059

The weighted average statutory tax rates applicable to respective countries for the years ended December 31, 2013, 2014 and 2015 were 22.80%, 18.95% and 19.83%, respectively. The increase in 2013 was caused by a relatively higher profitability contribution by Siliconware Technology (Suzhou) Limited, which was taxed at a 25% statutory tax rate.

Adjustment for over provision from prior years mainly relates to the reversal of additional 10% income tax effect on dividend distribution. Refer to Note 21(J) for more information.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Income taxes recognized in other comprehensive income for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Unrealized gain on valuation of available-for-sale financial assets	(138,853)	(162,758)	19,610
Exchange difference on translation of foreign financial statements	(3,388)	(2,720)	(40)
Remeasurements of post-employment benefit obligation	(16,875)	9,165	30,572

	(159,116)	(156,313)	50,142

D.	Changes in deferred tax assets and liabilities for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the Year Ended December 31, 2013
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	769,632	(442,730)	—	—	326,902
Temporary differences
Unrealized sales allowance	23,601	(5,825)	—	52	17,828
Post-employment benefit obligations	172,817	—	(16,875)	—	155,942
Unrealized Loss on available-for-sale financial assets	183,333	13,517	(98,132)	—	98,718
Exchange difference on translation of foreign financial statements	5,099	—	(3,388)	—	1,711
Others	113,128	123,786	—	(430)	236,484

	1,267,610	(311,252)	(118,395)	(378)	837,585

Deferred tax liabilities
Temporary differences
Unrealized foreign currency exchange (gain)/loss	(59,299)	36,993	—	—	(22,306)
Depreciation expense	(16,883)	(12,118)	—	(149)	(29,150)
Additional 10% tax on undistributed earnings	(507,146)	(48,584)	(40,721)	—	(596,451)
Others	—	(51,961)	—	—	(51,961)

	(583,328)	(75,670)	(40,721)	(149)	(699,868)

Net deferred tax assets	684,282	(386,922)	(159,116)	(527)	137,717

	For the Year Ended December 31, 2014
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	326,902	(326,902)	—	—	—
Temporary differences
Unrealized sales allowance	17,828	29,777	—	117	47,722
Unrealize foreign currency exchange loss	—	87,302	—	—	87,302
Post-employment benefit obligations	155,942	264	9,165	—	165,371
Unrealized gain on available-for-sale financial assets	98,718	(98,718)	—	—	—
Unrealized losses on financial liabilities at fair value through profit or loss	—	54,610	—	—	54,610
Exchange difference on translation of foreign financial statements	1,711	—	(1,711)	—	—
Others	236,484	105,896	—	(1,273)	341,107

	837,585	(147,771)	7,454	(1,156)	696,112

Deferred tax liabilities
Temporary differences
Unrealize foreign currency exchange gain	(22,306)	22,306	—	—	—
Unrealized gain on available-for-sale financial assets	—	(54,846)	(227,802)	—	(282,648)
Exchange difference on translation of foreign financial statements	—	—	(1,009)	—	(1,009)
Depreciation expense	(29,150)	(3,569)	—	(1,093)	(33,812)
Additional 10% tax on undistributed earnings	(596,451)	531,407	65,044	—	—
Others	(51,961)	13,212	—	—	(38,749)

	(699,868)	508,510	(163,767)	(1,093)	(356,218)

Net deferred tax assets	137,717	360,739	(156,313)	(2,249)	339,894

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the Year Ended December 31, 2015
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Temporary differences
Unrealized sales allowance	47,722	(43,330)	—	(40)	4,352
Convertible bonds	95,623	125,131	—	—	220,754
Post-employment benefit obligations	165,371	(2,254)	30,572	—	193,689
Unrealized losses on financial liabilities at fair value through profit or loss	54,610	119,572	—	—	174,182
Others	332,786	(13,352)	(40)	(317)	319,077

	696,112	185,767	30,532	(357)	912,054

Deferred tax liabilities
Temporary differences
Unrealized gains on available-for-sale financial assets	(282,648)	—	19,610	—	(263,038)
Unrealized gains on property, plant and equipment	(13,567)	(14,828)	—	697	(27,698)
Others	(60,003)	15,182	—	972	(43,849)

	(356,218)	354	19,610	1,669	(334,585)

Net deferred tax assets	339,894	186,121	50,142	1,312	577,469

E.	The Company’s unused portion of investment tax credits, under the “Statue for Upgrading Industries”, was as follows:

	As of December 31, 2013
Nature of investment tax credit	Deductible amount	Unused amount	Expiration years
	NT$	NT$
Acquisition cost of qualifying machinery and equipment	524,793	326,902	2012~2015
Qualifying research and development expenditure	238,501	—

	763,294	326,902

The Company has fully utilized its investment tax credits as of December 31, 2014.

F.	Unrecognized deferred tax liabilities relating to the taxable temporary differences for investments in foreign subsidiaries are:

	As of December 31,
	2014	2015
	NT$	NT$
Investment in foreign subsidiaries	5,850,632	6,679,093

G.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2006 and 2007 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period. The Company selected 2008 and 2015 as the starting periods of the five-year income tax exemptions, which became (becomes) expired in May 2013 and December 2019, respectively. As a result of the above tax holiday, the net income was higher by $24,646 ($0.01 per share), $679,075 ($0.22 per share) for the years ended December 31, 2013 and 2015, respectively.

H.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2013.

I.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, effective January 1, 2008, the tax rate applicable to entities like Siliconware Technology (Suzhou) Limited is 25%.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

29.	Earnings Per Share (EPS)

	For the year ended December 31, 2013
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousand)	NT$
Basic earnings per share
Net income	5,842,009	3,098,226	1.89

Dilutive effect of employee compensation (bonus)	—	18,392

Diluted earnings per share	5,842,009	3,116,618	1.87

	For the year ended December 31, 2014
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	11,218,087	3,116,361	3.60

Dilutive effect of employee compensation (bonus)	—	23,110

Diluted earnings per share	11,218,087	3,139,471	3.57

	For the year ended December 31, 2015
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	9,011,463	3,116,361	2.89

Dilutive effect of employee compensation (bonus)	—	33,769

Diluted earnings per share	9,011,463	3,150,130	2.86

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares oustanding to assume conversion of all dilutive potential ordinary shares. The convertible bonds were not included in the calculation of diluted loss per share because they were antidilutive for the years ended December 31, 2014 and 2015.

C.	As employees’ compensation (bonus) could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ compensation (bonus) no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

30.	Non-Cash Transactions

A.	The investment activities partially paid by cash are as follows:

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Purchase of property, plant and equipment	15,516,512	19,869,543	14,009,988
Decrease in prepayment for equipment	(1,158)	—	(4,798)
(Increase)/decrease in equipment payable, net	(547,432)	367,547	(838,740)
(Increase)/decrease in notes payable of construction	—	(699,900)	699,900
Effect of foreign currency exchange	10,764	23,550	(10,919)

Current cash payment	14,978,686	19,560,740	13,855,431

B.	Non-cash investing activities:

As mentioned in Note 10(D), Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to the Company as capital return.

For the year ended
December 31, 2015
NT$
Acquisition of investments accounted for using the equity method-AAPM	137,011
Disposal of Associate-Interconnect:
Decrease in difference on translation (Show as other equity item)	3,291
Decrease in deferred tax liabilities	674
Decrease in investments accounted for using the equity method	(1,409)
Gains on disposal of investments	(139,567)

—

31.	Operating Leases

The Company leases several parcels of land from the Science Park Administration with expiration dates between December 2023 and December 2034. The Company can renew the leases upon expiration. The Company also entered into lease agreements for its buildings and certain machinery and equipment. Siliconware Technology (Suzhou) Limited also entered into lease agreements for its land use right and certain machinery and equipment. For years ended December 31, 2013, 2014 and 2015, the Company recognized rental expense amounted to $472,315, $617,467 and $490,132, respectively.

32.	Related Party Transactions

A.	The Group had no material transactions with related parties for the years ended December 31, 2013, 2014 and 2015.

B.	Personnel compensations to Directors, Supervisors, and Managements

	For the Years Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Short-term employee benefits	211,841	352,560	370,943
Post-employment benefits	2,439	2,686	2,866
Share-based compensations (Note 23)	20,161	—	—

	234,441	355,246	373,809

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

33.	Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

	As of December 31,
Assets	2014	2015	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	339,600	384,400	Guarantees for customs duties and land leased from Science Park Administration

34.	Commitments and Contingencies

A.	Pursuant to future operating expansion, the Group entered into several facility construction agreements amounting to $2,271,773, of which $1,321,808 remained unpaid as of December 31, 2015.

B.	The Group entered into several contracts for the use of certain technologies and patents in exchange of royalty payments. Contracts are valid until the expiry of patents or upon termination by both parties.

C.	In connection with the strategic alliance with Tsinghua Unigroup Ltd., or Unigroup, the Company and Unigroup entered into a Share Subscription Agreement in December 2015, pursuant to which Unigroup will subscribe for 1,033 million of the Company’s newly issued common shares, which represent approximately 24.9% of the Company’s issued and outstanding share capital, at NT$55 per share. The transaction is subject to closing conditions, including shareholder and regulatory approval. The Company proposed an extraordinary shareholders meeting in January 2016 to discuss the Unigroup transaction, but such meeting was subsequently suspended.

D.	Future minimum lease payments under the non-cancellable operating leases are as follows:

As of December 31, 2015
NT$
Within 1 year	160,861
1-5 year(s)	273,664
Over 5 years	707,916

1,142,441

35.	Significant Event After the Reporting Period

A.	As of December 31, 2015, the Company held ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd. 132,775 thousand shares and 1,244 thousand shares, respectively. On January 21, 2016, the Board of Directors of ChipMOS Technologies Inc., have approved the merger of ChipMOS Technologies (Bermuda) Ltd., and ChipMOS Technologies Inc., with ChipMOS Technologies Inc., be the surviving company. Under the agreement, Shareholders of ChipMOS Technologies (Bermuda) Ltd., will receive US$3.71 dollars in cash and 0.9355 share of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS will represent 20 new common shares to be issued by ChipMOS Technologies Inc. The merger is expected to close in the third quarter of 2016, after shareholders’ resolution from both companies and the approval from governmental authorities and regulators. The value of the ADS that the Company will receive from this merger transaction will depend on the price per ChipMOS Technologies Inc., ADS on the NASDAQ Capital Market (“NASDAQ”), which is unknown as of April 21, 2016. However, based on the most recent closing price per ChipMOS Technologies Inc., share on the TWSE, the Company does not find it would result in unfavorable financial impact as the value of the ADS that the Company will receive is above the carrying value of the Company’s investment in ChipMOS Technologies (Bermuda) Ltd.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	On October 1, 2015, Advanced Semiconductor Engineering, Inc. (ASE), a provider of semiconductor packaging and testing services and one of our competitors, acquired 24.99% of the Company’s issued and outstanding shares pursuant to an unsolicited public tender offer. On December 29, 2015, ASE launched its second unsolicited public tender offer to purchase a further 24.71% of the Company’s common shares, including those represented by ADSs, through concurrent tender offers in the United States and the R.O.C. The closing conditions of this second tender offer include (1) at minimum, shareholders representing 5% of total and outstanding share capital respond to the tender, and (2) the Taiwan Fair Trade Commission approves the proposed combination before March 17, 2016. The second tender offer was unsuccessful because ASE did not receive approval from the Taiwan Fair Trade Commission before the expiration of the tender offer. On March 23, 2016, the Taiwan Fair Trade Commission announced that, given the failure of the tender offer, it has terminated its review of the proposed combination. However, ASE has announced that it will continue to seek to acquire the Company’s shares and has done so through open market purchases. The Company believes, as of April 1, 2016, ASE owned 1,037,000,000, or approximately 33.28%, of the Company’s issued and outstanding shares.

36.	Financial Risk Management

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2014
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	1,093,574	31.60	5%	1,727,847
USD:RMB	13,022	6.1190	5%	20,575
Nonmonetary assets
USD:NTD	35,358	31.60	N/A	N/A
Investments accounted for using the equity method
USD:NTD	747	31.65	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	884,438	31.70	5%	1,401,834
USD:RMB	116,880	6.1190	5%	185,255
JPY:NTD	3,932,535	0.2666	5%	52,421
JPY:RMB	121,931	0.0514	5%	1,625

	As of December 31, 2015
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	793,731	32.775	1%	260,145
USD:RMB	16,231	6.4936	1%	5,320
Nonmonetary assets
USD:NTD	30,409	32.775	N/A	N/A
Investments accounted for using the equity method
USD:NTD	3,739	32.825	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	660,413	32.875	1%	217,111
USD:RMB	120,271	6.4936	1%	39,539
JPY:NTD	3,549,618	0.2747	1%	9,751
JPY:RMB	165,246	0.0539	1%	454

Note: Currency risk does not arise from financial instruments that are nonmonetary items and thus are not subject to sensitivity analysis.

(2)	Price risk

Pursuant to strategic investments objective, the Company is exposed to equity securities price risk in public market because of investments held by the Company, which are classified on the consolidated balance sheet as available-for-sale financial assets. To manage its market price risk, the Company monitors the future development of the investees and the market trend. Most investees of the Company are in electronic industry, of which Unimicron Technology Co. Ltd., ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd. are traded publicly in the market. Unimicron Technology Co. and ChipMOS Technologies Inc. are listed on Taiwan Stock Exchange, and ChipMOS Technologies (Bermuda) Ltd. is listed on NASDAQ. For other equity investees that are not traded in public market, the Company implements suitable techniques to perform the assessments. As of December 31, 2014 and 2015, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $817,816 and $585,978, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, interest bearing time deposits and borrowings. Mostly, residual cash will be held as deposit. As of December 31, 2014 and 2015, the Group held financial assets with cash flow interest rate risk of $104,967 and $41,592, respectively, and financial liabilities with cash flow interest rate risk of $22,473,917, and $16,646,875, respectively. As of December 31, 2014 and 2015, if the interest rate had been increased/ decreased by 10 points (0.1%), income before income tax for the period would have been $22,369 and $16,605 lower / higher, respectively.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable, other receivables and refundable deposits and etc.

(1)	For risks from banks and financial institutions, the Group periodically assesses their credit ratings based on information provided by external independent rating institutes. Furthermore, to minimize the credit risk, the Group allocates deposits based on each bank’s rating results. After the assessment, most of banks and financial institutions the Group transacts with are with minimum rating of “A”, which represents low credit default risks.

(2)	For risks from accounts and notes receivable, the Group assesses customers’ credit quality through internal risk assessment, taking into account of their current financial conditions and past transaction experiences. After the assessment, management does not expect significant losses from non-performance by these counterparties.

(3)	Aging analysis of accounts receivables that were past due is as follows:

	As of December 31, 2014
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	2,021,725	—	2,021,725
91-180 days	77,645	—	77,645
Over 180 days	88,440	1,695	86,745

	2,187,810	1,695	2,186,115

	As of December 31, 2015
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	767,130	—	767,130
91-180 days	9,005	—	9,005
Over 180 days	14,015	1,695	12,320

	790,150	1,695	788,455

Note: As of December 31, 2014 and 2015, no impairment loss incurred on accounts receivables that are not past due.

(4)	As of December 31, 2014 and 2015, the Group’s ten largest customers accounted for 69% and 67% of accounts receivables, respectively. The Group considers the concentration of credit risk for the remaining accounts receivable is immaterial.

C.	Liquidity risk

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual terms (including principals and interests), which is presented on an undiscounted basis:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2014
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,717,591	—	—	—	2,717,591
Notes Payable	735,000	—	—	—	735,000
Accounts Payable	7,285,963	—	—	—	7,285,963
Other Payables	10,171,755	—	—	—	10,171,755
Other Current Liabilities - Others	227,873	—	—	—	227,873
Convertible Bonds	—	—	—	13,327,948	13,327,948
Long-term Loans (include the current portion)	7,230,907	4,563,626	5,133,816	3,363,746	20,292,095
Other Non-Current Liabilities	—	114,120	114,329	58,586	287,035

	28,369,089	4,677,746	5,248,145	16,750,280	55,045,260

	As of December 31, 2015
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,822,367	—	—	—	2,822,367
Accounts Payable	6,942,527	—	—	—	6,942,527
Other Payables	11,512,740	—	—	—	11,512,740
Other Current Liabilities - Others	215,304	—	—	—	215,304
Convertible Bonds	—	—	—	13,821,965	13,821,965
Long-term Loans (include the current portion)	6,163,404	3,604,387	2,220,940	2,192,170	14,180,901
Other Non-Current Liabilities	—	118,580	59,175	9,088	186,843

	27,656,342	3,722,967	2,280,115	16,023,223	49,682,647

37.	Capital Risk Management

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

The strategy to manage the capital remained unchanged during the years ended December 31, 2013, 2014 and 2015. The objectives are to keep the current ratio at no less than 100%, liability to tangible net worth ratio no more than 100%, and interest protection multiples no less than 4 times. For the years ended December 31, 2013, 2014 and 2015, no violation has occurred, and the financial ratios are as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31,
	2014	2015
	NT$	NT$
Current assets	55,207,908	48,785,212
Current liabilities	31,576,043	30,677,239

Current ratio	175%	159%

	As of December 31,
	2014	2015
	NT$	NT$
Total liabilities	58,978,728	53,680,027
Tangible net worth	70,524,572	69,336,451

Liability to tangible net worth ratio	84%	77%

	For the years ended December 31,
	2013	2014	2015
	NT$	NT$	NT$
Earnings before income taxes	7,448,709	14,268,184	10,377,522
Interest expenses	270,108	403,080	564,540
Depreciation and amortization	11,033,739	12,435,815	13,513,985

Interest protection multiples	69	67	43

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

Convertible bonds:

	Carrying Amount	Fair Value (Level 3)
	NT$	NT$
December 31, 2014	11,875,483	12,016,836

December 31, 2015	12,627,311	12,785,745

The fair value was determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

B.	The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for the asset or liability that are not based on observable market data.

C.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of December 31, 2014
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$8,333,970	$665,933	$—

Financial liability at fair value through profit or loss	$—	$—	$1,095,552

	As of December 31, 2015
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$5,996,993	$596,623	$—

Financial liability at fair value through profit or loss	$—	$—	$1,798,920

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximize the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used for unlisted available-for-sale securities is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

A.	Quoted market prices or dealer quotes for similar instruments;

B.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(2)	There were no transfers between Level 1 and 2 for the years ended December 31, 2015. Beginning from the second quarter of 2014, the Company reclassified the available-for-sale financial asset, ChipMOS Technologies Ltd., from Level 2 to Level 1, due to the stock being publicly traded on April 11, 2014. As a result, the Group valued its fair value by using the closing price of public market as of the balance sheet date

(3)	The fair value measurements for the Company’s derivative instruments are carried out on the basis of a binomial model, with measurement on a quarterly basis. In the course of the valuation process, the required market data are collected and the non-observable parameters are examined and updated as required on the basis of internally available current information. In particular, the premises of the enterprise value of the Company’s derivative instruments, as well as any significant changes in the input parameters and their respective effects on the value of the option, are reported to management on a quarterly basis.

(4)	Parameters with a significant influence on the measurement of the option are the value of the Company’s derivative instruments as determined with the use of a discounted cash flow method and the expected volatility of that value. The approach for volatility estimation was changed to a direct analysis of the historical volatility. This change in estimate had no material effect on the derivative instruments’ value as of December 31, 2014 and 2015.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Reconciliation of Level 3 fair value measurements of financial liabilities

	2014	2015
	NT$	NT$
As of January 1	—	1,095,552
Issuance	774,319	—
Gains and losses recognized in profit or loss	321,233	703,368

As of December 31	1,095,552	1,798,920

The total gains or losses for the year ended December 31, 2014 and 2015 included a loss of $321,233 and $703,368, respectively, relating to the financial liabilities at fair value on Level 3 fair value measurement and held at balance sheet date.

(6)	Information about fair value measurement using significant unobservable inputs (Level 3)

Description	Fair Value at December 31, 2014	Valuation Techniques	Unobservable Inputs	Range of Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Conversion option, redemption option and put option of convertible bonds	1,095,552	Binomial model	Expected volatility (Note 38C(4))	28.90%	The higher the volatility, the higher the fair value

Description	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Inputs	Range of Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Conversion option, redemption option and put option of convertible bonds	1,798,920	Binomial model	Expected volatility (Note 38C(4))	34.80%	The higher the volatility, the higher the fair value

(7)	The Company has carefully assessed the valuation models and assumptions used to measure fair value. However, using different valuation models or assumptions may result in difference in fair value measurement. For financial assets and liabilities categorized within Level 3, a 10% increase in the value of stock market price would lead to a decrease in income before tax by $496,496 and $723,250 for the years ended December 31, 2014 and 2015, respectively. On the other hand, a 10% decrease in the value of the stock market price would increase income before tax by $467,428 and $665,390 for the years ended December 31, 2014 and 2015, respectively. A 5% increase in the expected volatility of the value of the derivative instrument would lead to a decrease in income before tax by $331,385 and $253,795 for the years ended December 31, 2014 and 2015, respectively. A 5% decrease in the expected volatility of the value of derivative instrument would increase income before tax by $339,525 and $365,570, for the years ended December 31, 2014 and 2015, respectively.

39.	Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group’s assembly and packaging services are provided in Taiwan and China, and the chief operating decision maker assesses performance and allocates resources based on their economic environment separately. These two operating segments have been aggregated into one reportable segment as they have similar long-term average gross margins and meet the criteria of aggregation. As a result, the Group discloses a single reporting segment.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

A. Breakdown of the revenue from different products and services:

	For the Years Ended December 31,
	2013 (Note)	2014 (Note)	2015
	NT$	NT$	NT$
Packaging	61,068,518	72,469,155	72,752,428
Testing	7,797,773	9,851,951	9,551,025
Others	489,901	750,335	536,469

	69,356,192	83,071,441	82,839,922

Note: For the years ended December 31, 2013 and 2014, revenue from Bumping services was reclassified from “Testing and Others” to “Packaging” due to the increasingly growth in revenue.

B.	Operations in different geographic areas:

Revenues are summarized by the areas where our customers’ group headquarters locate. In prior years, this information was summarized based on the location of customers’ regional headquarters. Accordingly, prior year information was recast to reflect the change in methodology for determining revenue by geography. Non-current assets, including equity method investment, property, plant and equipment, refundable deposits, and other assets, but not including financial instruments and deferred tax assets, are categorized by their locations.

	For the Years Ended December 31,
	2013		2014		2015
	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets
	NT$	NT$	NT$	NT$	NT$	NT$
Taiwan	15,137,456	49,826,931	17,672,929	57,179,713	18,106,693	59,606,745
Other Asian countries:	14,600,797	7,162,463	19,051,176	7,576,205	22,985,933	8,191,442
China	13,296,834	6,624,974	17,833,706	7,552,578	21,318,660	8,068,694
Others	1,303,963	537,489	1,217,470	23,627	1,667,273	122,748
North America:	34,021,534	2,119	39,198,329	1,750	33,276,589	1,553
United States	28,939,701	2,119	34,579,750	1,750	30,076,050	1,553
Others	5,081,833	—	4,618,579	—	3,200,539	—
Europe and Others	5,596,405	—	7,149,007	—	8,470,707	—

	69,356,192	56,991,513	83,071,441	64,757,668	82,839,922	67,799,740

C.	Major Customers:

In 2013, no single customer contributed to 10% or more of the Group’s total operating revenues.

In 2014 and 2015, operating revenues of $10,715,199 and $15,096,281 were from customer A, respectively, and the operating revenues of $8,619,699 and $10,053,063 were from customer B, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE: VALUATION AND QUALITYING ACCOUNT

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Exchange difference on translation of foreign financial statement	Balance at end of period
	NT$	NT$	NT$	NT$	NT$
For the year ended 2013
Allowance for doubtful accounts	845	1,814	165	45	2,539
Allowance for sales discounts	156,961	584,572	554,460	1,081	188,154
Allowance for loss on obsolescence and decline in market value of inventory	125,817	(18,018)	—	3,809	111,608
Allowance for loss on idle assets	235,850	111,715	128,115	2,545	221,995
For the year ended 2014
Allowance for doubtful accounts	2,539	—	—	(844)	1,695
Allowance for sales discounts	188,154	391,082	304,375	844	275,705
Allowance for loss on obsolescence and decline in market value of inventory	111,608	30,040	—	1,700	143,348
Allowance for loss on idle assets	221,995	63,722	194,559	2,203	93,361
For the year ended 2015
Allowance for doubtful accounts	1,695	—	—	—	1,695
Allowance for sales discounts	275,705	152,224	413,668	(205)	14,056
Allowance for loss on obsolescence and decline in market value of inventory	143,348	20,480		(772)	163,056
Allowance for loss on idle assets	93,361	64,996	45,220	(580)	112,557