Form 20-F
period 2016-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2017-04-11
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

3,116,361,139 Common Shares were outstanding as of December 31, 2016

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

Yes  ☐             No  ☐

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2016

i

Supplemental Information

All references to “we,” “us,” “our” and “our company” in this annual report are to Siliconware Precision Industries Co., Ltd. and its consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. We have an ADS facility with JPMorgan Chase Bank, N.A. acting as depositary under a third amended and restated deposit agreement, dated as of January 6, 2015. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. All references to “IFRS” in this annual report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board.

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

In accordance with the requirements of the Republic of China Financial Supervisory Commission, or the FSC, beginning on January 1, 2013, we have adopted IFRS as endorsed by the FSC, or Taiwan IFRS, for reporting our annual and interim consolidated financial statements in the ROC. There are certain material differences between Taiwan IFRS and IFRS. We will furnish a report on Form 6-K in March 2017 explaining the impacts of differences between Taiwan IFRS and IFRS with respect to our consolidated financial results in 2016.

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

A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Years Ended December 31,
	2012		2013	2014	2015		2016
	NT$		NT$	NT$	NT$		NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
Net operating revenues	64,655		69,356	83,071	82,840		85,112	2,626.9
Operating costs	(52,916)		(54,926)	(62,081)	(61,231)		(65,762)	(2,029.7)

Gross profit	11,739		14,430	20,990	21,609		19,350	597.2

Operating expenses	(5,351)		(7,391)	(7,169)	(8,355)		(8,564)	(264.3)

Other income and expenses	5		61	284	(256)		(117)	(3.6)

Operating profit	6,392		7,100	14,105	12,998		10,669	329.3
Equity investment gain( loss)	(9)		(85)	(172)	(184)		3	0.1
Interest income	118		103	156	155		148	4.6
Other gains and losses	237		437	483	58		(104)	(3.2)
Finance costs	(197)		(271)	(403)	(565)		(562)	(17.4)
Impairment loss	(95)		—	(442)	(1,856)		—	—
Gains (losses) on disposal of investments	231		(4)	639	127		217	6.7
Gains (losses) on financial liabilities at fair value through profit or loss	—		—	(321)	(703)		1,025	31.6
Dividends income	115		169	223	347		278	8.6

Income before income tax	6,792		7,449	14,268	10,377		11,674	360.3
Income tax expense	(1,230)		(1,607)	(3,050)	(1,366)		(1,867)	(57.6)

Net income	5,562		5,842	11,218	9,011		9,807	302.7

Earnings per share
Basic	1.81		1.89	3.60	2.89		3.15	0.10
Diluted	1.80		1.87	3.57	2.86		2.65	0.08
Shares used in per share calculation (average)
Basic	3,078		3,098	3,116	3,116		3,116	3,116
Diluted	3,094		3,117	3,139	3,150		3,411	3,411
Earnings per ADS
Basic	9.03		9.43	18.00	14.46		15.73	0.49
Diluted	8.99		9.37	17.87	14.30		13.23	0.41
Dividends per share	1.67	(Note)	1.80	3.00	3.8	(Note)	1.75	0.05
ADSs used in per ADS calculation (average)
Basic	616		620	623	623		623	623
Diluted	619		623	628	630		682	682
Other Data:
Capital expenditures	15,142		14,979	19,561	13,855		15,295	472.1
Depreciation and amortization	10,100		11,034	12,436	13,514		13,291	410.2

Note: Cash dividends include earnings distribution and capital surplus.

	As of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Statement of Financial Position Data:
Cash and cash equivalents	15,852	16,975	30,155	25,191	24,476	755.4
Working capital	14,221	15,295	23,632	18,108	9,363	289.0
Total assets	91,853	101,819	129,752	123,209	123,727	3,818.7
Short-term debt and current portion of long-term debt	5,617	5,688	9,660	8,781	18,955	585.0
Long-term debt	12,038	15,356	24,670	20,485	14,840	458.0
Total liabilities	32,935	39,947	58,979	53,680	58,607	1,808.8
Capital stock	31,164	31,164	31,164	31,164	31,164	961.8
Total stockholders’ equity	58,918	61,872	70,774	69,529	65,120	2,009.9

(1)	Amounts translated for convenience at NT$32.40 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$32.40 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.22	33.74	31.05	32.40
October	31.59	31.79	31.36	31.54
November	31.75	32.01	31.41	31.92
December	32.00	32.42	31.72	32.40
2017 (through March 31)	30.74	32.37	30.14	30.38
January	31.65	32.37	31.19	31.19
February	30.85	31.17	30.61	30.64
March	30.65	31.03	30.14	30.38

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Financial Condition and Business

There can be no assurance that the share purchase transaction with ASE will be successfully consummated. Potential uncertainty involving this transaction may adversely affect our business and the market price of our shares and ADSs

On June 30, 2016, we entered into the Joint Share Exchange Agreement with Advanced Semiconductor Engineering, Inc., or ASE. If the Share Purchase (as defined in “Item 4 — A. History and Development of the Company — Share Purchase Transaction with ASE”) is completed, (i) each share of our company issued immediately prior to the effective time of the transaction will be transferred to ASE Industrial Holding Co., Ltd., or HoldCo, a holding company incorporated by the shareholders of ASE, in exchange for the right to receive the Final Per Share Consideration (as defined in “Item 4 — A. History and Development of the Company — Share Purchase Transaction with ASE”), and (ii) each ADS of our company, representing five shares of our company, will be cancelled in exchange for the right to receive the Final Per ADS Consideration (as defined in “Item 4 — A. History and Development of the Company — Share Purchase Transaction with ASE”). After the completion of the Share Purchase, we will become a wholly-owned subsidiary of HoldCo and our shares will no longer be listed on the Taiwan Stock Exchange and our ADSs will no longer be listed on NASDAQ. Completion of the Share Purchase is subject to the satisfaction or waiver of the conditions set forth in the Joint Share Exchange Agreement, including approval by our shareholders of the Share Purchase at an extraordinary general meeting and receipt by us and ASE of the antitrust approvals or clearance by Taiwan Fair Trade Commission, or the TFTC, the Ministry of Commerce of the PRC, or the MOFCOM, and the United States Federal Trade Commission, or the U.S. FTC, in respect of the Share Purchase. Currently, we have received the antitrust clearance from TFTC, but there can be no assurance as to if and when regulatory approvals will be obtained in the PRC, if and when the U.S. FTC will complete its investigation without seeking an injunction, or the conditions or limitations that such regulatory authorities may seek to impose. The Share Purchase, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the Share Purchase may adversely affect our business and the market price of our shares and ADSs.

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

Our operating results fluctuate significantly, which may affect the value of your investments

Our historical net operating revenues and other results of operations have varied, at times significantly, from quarter to quarter. Our future net operating revenues and other results of operations may vary significantly due to a combination of factors. These factors include:

•	our ability to develop and implement new technologies. If we are unable to successfully implement new technologies in a timely manner, our operating results could suffer because we would allow our competitors to seize the opportunities in developing new markets;

•	changes in our mix of manufacturing services or our customers’ preferences. When we discontinue or add manufacturing services or when our customers’ demand changes, our operating results usually fluctuate; and

•	changes in capacity utilization. When capacity utilization is low, such as in times of market downturns, we may need to adjust our mix of manufacturing services to respond to changes in demand and to adjust our prices sufficiently enough to maintain the level of our capacity utilization.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Our profitability is affected by the capacity utilization rates for our machinery and equipment. Our capacity utilization in 2016 was affected by inconsistent demand from customers due to the continued competition in the global market for mobile devices and personal computers, which caused our customers to frequently change their market strategy and adjust inventory levels to handle the pressure from their competitors. Although we improved our capacity utilization rate in 2016, compared with 2015, we cannot assure you that we will continue to improve our capacity utilization in the future. Our operations, in particular our bumping, chip scale package and testing operations have high fixed costs. We cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2014, 2015 and 2016, 69.5%, 73.3% and 75.5% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2016, our largest customer accounted for 18.8% of our net operating revenues. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers’ accounts for a significant portion of our net operating revenues.

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

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our business

Although the independent semiconductor packaging and testing industry is very competitive, several segments of the industry, such as advanced packaging, are not as competitive because they are dominated by a few major players. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and Jiangsu Changjiang Electronics Technology Co., Ltd (China). We may face additional competition from new competitors in our industry in emerging markets other than Taiwan, such as the People’s Republic of China, or the PRC. For example, we may face increased competition from the PRC for assembly and testing services of integrated circuits. On June 24, 2014, the PRC’s National Development and Reform Commission, Ministry of Science, Ministry of Finance and Ministry of Industry and Information Technology simultaneously announced the National Program to Promote the Development of the Integrated Circuit Industry. Under this policy, approximately RMB 100 billion (NT$467 billion or US$14.4 billion) of PRC government investment funds will be allocated to support the PRC semiconductor industry over the course of 10 years. As a result of such influx of funding to semiconductor companies in the PRC, our existing PRC customers may be required to allocate a certain portion of their purchase orders to PRC companies, which could lead to a reduction in our business. Also, our PRC competitors may be able to provide assembly and testing services for a lower price which could reduce our market share. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources or financial and other resources than we do, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

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

Our significant shareholder, Advanced Semiconductor Engineering Inc., or ASE, may have interests that are different from those of our other shareholders

We believe, as of March 31, 2017, ASE owned 1,037,300,000, or approximately 33.29%, of our issued and outstanding shares. ASE has the ability to influence the outcome of matters that require shareholder votes, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Articles of Incorporation and the approval of a merger or sale of substantially all our assets. The interests of ASE may be different from or conflict with the interests of our other shareholders. ASE has taken actions in the past to delay or prevent the implementation of our business decisions, even if such transactions may be beneficial to our other shareholders, and may take such actions again in the future.

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

Our failure to comply with environmental regulations or to defend against environmental claims could expose us to serious liabilities

The semiconductor packaging and testing processes produce wastewater, industrial waste (liquid waste and solid waste) and flue gas, which are regulated by the government. For example, wastewater is produced when silicon wafers are diced into chips using diamond saws and cooled with running water. Wastewater is also produced from the lead-frame plating rinse process, the flux cleaning of die-attach, the ball-place process of flip-chip ball grid array production, and rinsing in the bumping process. According to the nature of the different wastewater produced, we utilize specific treatment facilities to optimize the wastewater treatment effect and efficiency in our regulation compliance efforts. However, we cannot assure you that we will fully eliminate the adverse effects on the environment from wastewater. Environmental claims or the failure to comply with any environmental regulations could result in damages or fines against us or suspension of production. In May 2016, we were fined NT100,000 because of the delay of permit application for material usage change. We may be required by new regulations to acquire costly equipment or to incur other significant expenses. If we fail to control the use of hazardous substances, we could incur future liabilities, including clean-up costs.

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

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues are derived from sales to customers located outside of Taiwan. In 2014, 2015 and 2016, sales to our overseas customers, as determined by the jurisdiction in which each customer’s group is headquartered, accounted for 78.7%, 78.1% and 76.9%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Compliance with laws relating to conflict minerals may increase our costs and lead to reputational challenges

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals originating from the Democratic Republic of Congo, or the DRC, and adjoining countries that are believed to be benefiting armed groups. As a result, the SEC has adopted due diligence, disclosure and reporting requirements for companies which manufacture products that include components containing gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten), regardless of whether the minerals are actually mined in the DRC or adjoining countries. We filed our first report in 2014 and we expect to file our report for the 2016 compliance year on or before the due date of May 31, 2017. In order to comply with the rules and regulations promulgated by the SEC, we will verify all relevant factual data with our vendors in accordance with the industry accepted procedures and the Electronic Industry Citizenship Coalition and Global e-Sustainability conflict minerals reporting template, and file the required reports annually. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required. In addition, such regulations could decrease the availability and increase the prices of components used in our services, particularly if we choose (or are required by our customers) to source such components from different suppliers than we use now. Furthermore, as our supply chain is complex, we expect that the compliance process will be both time-consuming and costly. We may face reputational challenges if we are unable to timely verify the origins of minerals contained in the components used in our services, or if our due diligence process reveals that materials we source originate in the DRC or adjoining countries and benefit armed groups.

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

The accounting treatment for our outstanding convertible bonds, including the treatment for conversion option, redemption option and put option embedded in our outstanding convertible bonds, could have a material effect on our reported financial results

In October 2014, we issued US$400 million unsecured convertible bonds due 2019. Since the convertible bonds are denominated in U.S. dollars which is different from our functional currency, under IFRS, we separated the conversion option, redemption option and put option embedded in the convertible bonds, or the bond options, and recognized them as a freestanding derivative at fair value through profit or loss. To determine the fair value of the bond options of the convertible bonds, we are subject to a mark-to-market accounting on the bond options embedded in the convertible bonds. The fair value of the bond options is determined by valuation techniques, and one of the key assumptions used is the share price of our common shares. If the fair value of our common shares rises, mark-to-market of the bond options would lead to losses in our financial statements. For each reporting period over the term of the convertible bonds, a gain (or loss) will be reported in our consolidated statement of comprehensive income to the extent the fair value of the bond options changes from the previous period. Changes in fair value of the bond options generated a loss of NT$703 million in 2015 and a gain of NT$1,025 million (US$31.6 million) in 2016. See notes 15, 17 and 37 to our audited consolidated financial statements included in this annual report.

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

Disputes over intellectual property rights could be costly and could deprive us of technologies to stay competitive

We may suffer legal liabilities and damages if we infringe on the proprietary rights of others or incur costs resulting from legal claims and adverse proceedings against us. For example, in April 2013, we agreed to pay US$30 million to settle a claim brought by Tessera against us in California alleging that some of our packaging services infringe patents owned by Tessera and that we have breached license agreements with Tessera.

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

Political and Economic Risks

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China, or the ROC, and the PRC

Our principal executive offices and all of our assets are substantially located in Taiwan. Accordingly, our services, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, further passed an Anti-Secession Law that authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. The ROC also maintains important trade relations with the U.S., which has sometimes led to increased friction between the U.S. and the PRC. Any deterioration in relations among the U.S., the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2016, the Taiwan Stock Exchange Index peaked at 9,392.68 on December 9 and reached a low of 7,664.01 on January 21. From January 1, 2016 to December 31, 2016, daily closing values of our shares ranged from NT$43.30 per share to NT$53.40 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our services are provided may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2016. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 5,487.44.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2016, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$33.74 per US$1.00 to a low of NT$31.05 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. The Renminbi appreciated 16.1% against the U.S. dollar between July 21, 2005 and December 31, 2016. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Furthermore, the sale of additional equity or equity-linked securities may result in dilution to our ADS holders. In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time on or after December 10, 2014 until 10 days before maturity. The current conversion price is NT$45.7579 per common share. As of March 31, 2017, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400 million. Upon full conversion, the outstanding bonds would be converted to 265,676,528 common shares if based on the current conversion price, representing approximately 8.5% of our outstanding shares as of March 31, 2017. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2016, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we were not a PFIC for 2016 or that we will not be a PFIC in any future taxable year. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal and commercial name is Siliconware Precision Industries Co., Ltd. We were incorporated under the ROC Company Act as a company limited by shares on May 17, 1984. Our principal executive offices are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China. We provide services in Taiwan through our facilities located in Taichung, Hsinchu and Changhua, and in the PRC through our facilities located in Suzhou, Jiangsu Province. We also conduct long term investments through our wholly-owned subsidiary, Siliconware Investment Co., Ltd. Our telephone number is 886-4-2534-1525 and website address is “http://www.spil.com.tw.” Our shares were listed on the Taiwan Stock Exchange in 1993. On June 7, 2000, we issued 30,000,000 ADSs, each representing five shares. Our ADSs have been listed on the NASDAQ National Market under the symbol “SPIL” since June 2, 2000.

The Share Purchase Transaction with ASE

On August 24, 2015, Advanced Semiconductor Engineering, Inc., or ASE, commenced an unsolicited tender offer to purchase up to 779,000,000 of our common shares, including those represented by ADSs, which represents approximately 24.99% of our issued and outstanding share capital, through concurrent tender offers in the United States and the ROC. ASE offered to pay NT$45 for each share, or NT$225 for each ADS. ASE’s tender offer was successful, and on September 22, 2015, ASE accepted for payment 725,749,060 shares and 10,650,188 ADSs. The purchase was funded by ASE with cash on hand of approximately NT$35.1 billion. On December 29, 2015, ASE launched its second unsolicited public tender offer to purchase up to 770,000,000 of our shares, including those represented by ADSs, which represents approximately 24.71% of our issued and outstanding share capital, through concurrent tender offers in the United States and the ROC. ASE offered to pay NT$55 for each share, or NT$275 for reach ADS. The second tender offer was unsuccessful because of failure to satisfy tender offer conditions as ASE did not receive approval from the Taiwan Fair Trade Commission for its proposed combination with us before the expiration of the tender offer. On March 23, 2016, the Taiwan Fair Trade Commission announced that, given the failure of the tender offer, it has terminated its review of the proposed combination.

Between March 24, 2016 and April 7, 2016, ASE acquired by way of market purchases additional shares and ADSs amounting to an additional 8.30% of our issued and outstanding shares (including those represented by ADSs) for an aggregate purchase price of NT$13.7 billion.

On April 17, 2016, the possibility of a combination transaction was discussed between us and ASE. Between April 25, 2016 and May 19, 2016, representatives of ASE and our company, together with their respective legal and financial advisors, held a series of in-person meetings and conference calls to discuss a variety of issues, and explore whether it would be possible to develop the terms of a possible share purchase transaction by ASE of our company, or the Proposed Share Purchase, including the structure, price, board composition of the new holding company after the Proposed Share Purchase, protection of our employee rights and the timing of any announcement. ASE furnished with us proposed draft transaction documents and presentation materials relating to the Proposed Share Purchase, which contemplated the company and ASE entering into a share purchase transaction at a price of NT$55.0 per share and set forth the other terms of such transaction. There was no agreement with respect to the Proposed Share Purchase by the end of these meetings.

On April 28, 2016, upon consideration of subjective and objective factors of our company and Tsinghua Unigroup Ltd., our board of directors resolved to terminate the Share Subscription Agreement entered into with Tsinghua Unigroup Ltd. in December 2015.

On June 30, 2016, a Joint Share Exchange Agreement, or the Joint Share Exchange Agreement, was entered into between us and ASE. Under the terms of the Joint Share Exchange Agreement, it is expected that ASE will incorporate ASE Industrial Holding Co., Ltd., or HoldCo, a holding company, which will (i) purchase our outstanding common shares in cash and (ii) issue new shares to the shareholders of ASE, or ASE Shareholders, in exchange for the common shares of ASE, or the Share Purchase. HoldCo will be a company incorporated in Taiwan which, upon the completion of the Share Purchase, or the Effective Time, will be beneficially owned by the ASE Shareholders. If the Share Purchase is completed, we will continue our operations as a privately held company and will be beneficially owned by HoldCo. As the result of the Share Purchase, our ADSs will no longer be listed on the NASDAQ and the American depositary shares program for the ADSs will terminate.

If the Joint Share Exchange Agreement is approved by the requisite vote of the Company’s shareholders and the Share Purchase is completed:

•	each share issued immediately prior to the Effective Time, including the treasury shares of the Company and the Shares beneficially owned by ASE, will be transferred to HoldCo in exchange for the right to receive NT$51.2, or the Final Per Share Consideration, which represents NT$55.0, the original per share consideration under the Joint Share Exchange Agreement, minus a cash dividend and a return of capital reserve of NT$3.8 per share distributed by us on July 1, 2016. The Final Per Share Consideration will be paid to the holders of the shares in NT dollars in cash, without interest and net of any applicable withholding taxes; and

•	each ADS, representing five shares, including the ADSs beneficially owned by ASE, will be cancelled in exchange for the right to receive, through JPMorgan Chase Bank, N.A., or the ADS Depositary, the U.S. dollar equivalent of NT$256 (representing five times the Final Per Share Consideration) minus the total of (i) all processing fees and expenses per ADS in relation to the conversion from NT dollars into U.S. dollars and (ii) US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among the Company, the ADS Depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder, or the Final Per ADS Consideration. The Final Per ADS Consideration will be paid to the holders of ADSs in U.S. dollars in cash, without interest and net of any applicable withholding taxes.

Our board of directors, acting upon the unanimous recommendation of the special committee, which was comprised solely of independent directors, approved the Joint Share Exchange Agreement and the Share Purchase and resolved to recommend that our shareholders vote to authorize and approve the Joint Share Exchange Agreement and the Share Purchase. The special committee negotiated the terms of the Joint Share Exchange Agreement with the assistance of its financial and legal advisors.

The Share Purchase is subject to various closing conditions, including unconditional approval of the Share Purchase by the Company and ASE’s shareholders’ meetings and approvals from all relevant competent government authorities.

We and ASE submitted required materials to the TFTC on July 29, 2016 and TFTC issued a no objection letter in respect of the Share Purchase on November 16, 2016. The MOFCOM formally accepted the parties’ notification materials on December 14, 2016, starting Phase I of the review process. On January 16, 2016, ASE received MOFCOM’s notice extending its review to Phase II of the review process. In addition, the U.S. FTC has issued a subpoena and civil investigative demand relating to the Share Purchase. On January 17, 2017, each of ASE and SPIL certified that it has complied with the FTC’s requests for information. Prior to the filing of this annual report, we and ASE has continued to cooperate with the U.S. FTC’s investigation.

We and ASE jointly filed the Schedule 13E-3 in respect of the Share Purchase on November 22, 2016 and Amendment No. 1 to the Schedule 13E-3 on January 6, 2017.

On February 24, we and ASE jointly filed Amendment No. 2 to the registration on F-4 in respect of the Share Purchase.

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

The manufacturing services we offer are customized to the needs of our individual customers. In 2016, 87.3% of our net operating revenues were generated from packaging services and 12.0% of our net operating revenues were generated from testing. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of our total net operating revenues:

	Years Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Bumping and flip-chip	32,797	39.5	36,494	44.2	35,097	41.2
Substrate base	24,099	29.0	21,316	25.7	24,473	28.8
Lead-frame base	15,573	18.7	14,943	18.0	14,746	17.3

Subtotal packaging revenue	72,469	87.2	72,753	87.9	74,316	87.3

Testing	9,852	11.9	9,551	11.5	10,228	12.0
Others(1)	750	0.9	536	0.6	568	0.7

Total net operating revenue	83,071	100.0	82,840	100.0	85,112	100.0

(1)	Primarily consists of revenues generated from change kit and socket design services for mixed signal and RF integrated circuits, and sales of raw materials to customers who buy back raw materials that the Company purchased based on the customers’ previous forecast but did not place orders to the Company prior to the expiry dates of the raw materials.

In this annual report, we present our revenues using the five categories of (i) bumping and flip-chip, (ii) substrate base, (iii) lead-frame base, (iv) testing and (v) others to better reflect our business.

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

Because our services have been dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our result of operations. Therefore, our operations are subject to seasonal effects.

Our Services

We offer a broad range of package formats designed to provide our customers with a full array of packaging solutions. The packaging solutions we currently offer to our customers include bumping and flip-chip ball grid array packages, substrate packages, which include ball grid array and system in packages (incorporating multiple semiconductor chips),and lead-frame packages. Semiconductor packaging serves to protect semiconductor chips, to facilitate their integration into electronic systems and to enable the dissipation of heat produced by the final product. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame interposer with gold, copper or silver wires or bumps. Each chip is then encapsulated, generally by molding compound or underfilled in a flip-chip ball grid array.

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

New methods of packaging have also enhanced the thermal and electrical characteristics of semiconductor packages to meet the high-bandwidth, high-speed and high-power demands of modern semiconductor devices. Flip-chip packages enable direct interconnection from the chip to the substrate. Electrical connection is first deposited on one side of a chip; then, the chip is flipped onto the substrate. Flip-chip technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves solder plating bumps and the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. Flip-chip technology eliminates the need for wire bonding and provides superior electrical performance. Chip scale packages have been designed for devices which require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are ideally suited for the latest generation of wireless and consumer electronics. System in packages allow for the combination of multiple chips into a single package, enabling increased application functionality while miniaturizing overall size.

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

Burn in Services. We also provide “Burn in” service for testing products in high temperature and high current. This testing process will stress devices for a certain burn in time to eliminate the root cause of early failures.

Other Testing Services. In addition to wafer probing, final testing services and burn in services described above, we also provide “system-level testing” service for testing products on motherboards, “lead/ball scanner” service to screen out abnormal products, including bent lead or ball defective devices, so as to prevent them from being shipped to the end customers, “marking” service to specify the unique customer logo and batch identification on products and “tape and reel” service to packaging devices into one complete reel for surface mount operation.

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2014, 2015 and 2016, 69.5%, 73.3% and 75.5% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2016, our largest customer accounted for 18.8% of our net operating revenues.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer’s group is headquartered:

	Years Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
United States	34,580	41.6	30,076	36.3	33,624	39.5
China	17,307	20.8	21,319	25.7	22,725	26.7
Taiwan	17,673	21.3	18,106	21.9	19,683	23.1
Europe(1)	7,149	8.6	8,471	10.2	6,795	8.0
Others	6,362	7.7	4,868	5.9	2,285	2.7

Total	83,071	100.0	82,840	100.0	85,112	100.0

(1)	Include primarily Germany.

In this annual report, we present our sales based on the jurisdiction in which each customer’s group is headquartered to better reflect the geographic breakdown of our sales. In previous annual reports, we present the geographic break down of our sales based on the jurisdictions of customer subsidiaries with whom we transact directly.

Sales from purchase orders received from outside of Taiwan, as determined by the jurisdiction in which each customer’s group is headquartered, accounted for 78.7%, 78.1% and 76.9% of our net operating revenues in 2014, 2015 and 2016, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our customers mainly require chip scale packages and flip-chip packages.

We receive orders from both fabless and Integrated Device Manufacturer, or IDM, customer types. Due to our strategic plan to focus on high-end products, we have higher proportion of fabless revenue. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of customer types:

	Years Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Fabless	78,698	94.7	78,906	95.3	80,193	94.2
IDM	4,373	5.3	3,934	4.7	4,919	5.8

Total net operating revenue	83,071	100.0	82,840	100.0	85,112	100.0

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

	Years Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Communication	52,335	63.0	53,651	64.8	57,273	67.3
Computing	10,115	12.2	8,076	9.7	9,394	11.0
Consumer	17,297	20.8	18,427	22.2	16,743	19.7
Memory	3,323	4.0	2,686	3.3	1,702	2.0

Total net operating revenue	83,071	100.0	82,840	100.0	85,112	100.0

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

Our sales and marketing efforts are carried out by our sales teams in Taichung and Hsinchu among many of Taiwan’s leading domestic semiconductor companies. Furthermore, our subsidiary Siliconware Suzhou mainly serves PRC customers.

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

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.87% in 2016. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to substrates, lead-frames, wafer level packages or system in packages.

As part of our overall focus on quality service, we also closely monitor our delivery performance against scheduled delivery times.

Research and Development

We focus our research and development on developing advanced packaging technologies and also on improving the efficiency and capability of our production processes in order to enhance our cost competitiveness in the industry.

Our packaging technologies development includes:

•	reduction of the size and thickness of semiconductor device packages;

•	increasing input/output density of semiconductor device packages;

•	enhancing the electrical, thermal and reliability performance of semiconductor device packages;

•	increasing packaging yield, shortening production cycle times; and

•	investigating the use of new or replacement raw materials with lower cost.

Our key areas for research and development are:

•	advanced flip-chip packaging;

•	lead-frame and substrate packaging;

•	copper pillar bumping and packaging;

•	integrated passive devices (IPD);

•	System in Package (SiP) design and process technologies;

•	Through Silicon Via technology;

•	Fan Out technology; and

•	2.5D/ 3D IC packaging technologies.

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2014, 2015 and 2016, our research and development expenses amounted to NT$3,626 million, NT$3,739 million and NT$4,043 million (US$124.8 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire, copper wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2016, the spot price of gold fluctuated from a low of approximately US$1,072.7 per ounce to a high of approximately US$1,370.0 per ounce. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameters of the gold wire used. In addition, we have continued to develop copper wire bonding processes. Our major suppliers of raw materials, which include Nanya Printed Circuit Board Corp., Unimicron Technology Corp. and Kinsus Interconnect Technology Corp., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2014, 2015 and 2016, our raw material costs were 44.4%, 42.2% and 42.9%, respectively, of operating costs.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including KULICKE & SOFFA PTE LTD., TOWA CORPORATION and Applied Materials South East Asia Pte, Ltd.

Testing equipment is one of the critical components of the wafer probing and device testing process. We generally seek to maintain testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. In general, certain semiconductors can only be tested on a limited number of specially configured testers. Our major suppliers of testing equipment include Advantest Taiwan Inc., Teradyne (Asia) Pte Ltd., and Hon. Tech. Inc.

As of December 31, 2016, we operated 5,999 wire bonders and 453 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 1,997 wire bonders and 101 testers in the PRC We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Strategic Investments and Dispositions

We enter into equity joint ventures with and make strategic investments and dispositions in companies located in Taiwan, Singapore and the United States that engaged in semiconductor packaging and testing related businesses. We believe that our participation in these companies allows us to enhance and complement our manufacturing services offerings, secure access to raw materials and keep us up to date with technological changes in the semiconductor industry. As of the date of this annual report, our major outstanding investments included:

•	Unimicron Technology Corporation, or Unimicron. On December 28, 2015, we announced our board resolution to dispose of our shares in Unimicron to better deploy our capital for operations. In February 2016, we disposed all shares of Unimicron for NT$1,082 million (US$33.0 million) and recognized gains on disposal of NT$10 million (US$0.3 million).

•	ChipMOS Technologies (Bermuda) Ltd., or ChipMOS Bermuda, a semiconductor packaging and testing and LCD driver and IC manufacturing company. On October 20, 2016, the Board of Directors of ChipMOS Technologies Inc., have approved that October 31, 2016 is the merger date, with ChipMOS Technologies Inc., be the surviving company. Under the agreement, Shareholders of ChipMOS Bermuda, will receive US$3.71 dollars in cash and 0.9355 share of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Bermuda. Each ADS will represent 20 new common shares to be issued by ChipMOS Technologies Inc. As a result of a corporate restructuring, we recognizes premium from merger of available-for-sale financial assets of NT$52 million (US$1.6 million).

•	ChipMOS Technologies Inc., or ChipMOS Taiwan, a semiconductor packaging and testing services company for flat-panel display drivers and advanced memory products. As of December 31, 2016, we held a 18.22% equity interest in ChipMOS Taiwan (including ADSs).

•	In order to develop new generation substrates and increase substrate supply sources, we had acquired shares in Interconnect Tech Pte. Ltd., or Interconnect. In October 2015, Interconnect sold its major assets and liabilities to ASM Advanced Packaging Materials Pte. Ltd., or AAPM, a substrate supplier located in Singapore, in exchange for cash and 39% interests in AAPM. Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to us as capital return. As of December 31, 2016, we held a 39% equity interest in AAPM.

•	In order to better deploy our capital to achieve a stable return, in November 2015, we acquired a long term investment of 48.0 million common shares of Yann Yuan Investment Co., Ltd., or Yann Yuan, an investment company for NT$ 2.4 billion through our investment of NT$2.401 billion in our wholly-owned subsidiary, Siliconware Investment Co., Ltd. As of December 31, 2016, we held a 33.33% equity interest in Yann Yuan.

Intellectual Property

As of December 31, 2016, we held 611 Taiwan patents, 438 U.S. patents and 151 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2016, we also had a total of 115 pending patent applications in the United States, 143 in Taiwan and 300 in the PRC. In addition, “SPIL” is registered as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property for the years ended December 31, 2014, 2015 and 2016 were immaterial compared to our revenues.

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

We have consistently followed the environmental practice of reducing pollution from our manufacturing processes and continual performance improvement. Our environmental management meets and complies with ROC and all international environmental requirements. We have implemented an international environmental management system since 1998 and received the ISO-14001 certification in 1999. Moreover, in November 2016, we have been certified by the new version of ISO-14001:2015. By continually improving our environmental performance over the years, we have changed the pollution control method from production operations to source management, which focuses on prohibiting or restricting the use of environmentally hazardous substances in materials. We made this change to meet the growing consumer trend for green products. In March 2003, we passed Sony Corporation’s Green Partner qualification with a perfect score. In addition, in 2008 our hazardous substance process management system has received QC080000 certification, which is an industrial management standard for the production of environmentally friendly products. In order to verify our environmental management performance, we applied and passed the Clean Production Assessment system certification. This is an honor to us for our sustainability commitment.

We also have taken various energy saving and carbon reduction measures to reduce our greenhouse gas emissions. Since 2010, we have implemented our greenhouse gas inventory and ISO 14064-1 verification of all factories and dormitories. We also have been disclosing through the Carbon Disclosure Project for the past nine years. In 2016 we were evaluated as a B grade performance of Carbon Disclosure Project (CDP) in greenhouse management. In order to control energy usage, we have conducted and passed the ISO 50001 energy management system certification since 2013.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$19,561 million, NT$13,855 million and NT$15,295 million (US$472.1 million) in 2014, 2015 and 2016, respectively. Our initial budget for capital expenditures for 2017 is approximately NT$15,500 million (US$478.4 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2017 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures for the periods indicated.

	Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	12,533	11,535	12,422	383.4
Land and building construction and purchases	7,028	2,320	2,873	88.7

Litigation

We filed a civil lawsuit against ASE in the Kaohsiung District Court in October 2015, requesting the court’s confirmation that ASE does not have the right to request registration as a shareholder in our shareholder register, on the ground that ASE’s tender offer violated various laws and regulations in Taiwan. This civil lawsuit was subsequently dismissed in June 2016.

C. Organizational Structure

The following table sets forth certain information as of December 31, 2016 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	128.4		100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3		100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	130.2		100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	145.0	(1)	100.00%
Siliconware Investment Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	480		100.00%

(1)	Contributed capital includes new share issue through the capitalization of earnings in the amount of US$15 million.

The following table sets forth certain information regarding our investees as of December 31, 2016.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits	Hsinchu, Taiwan	NT$	8,870		18.22	%(3)
Mega Mission Limited Partnership	Investment activities	Cayman Islands	US$	150	(1)	4.00%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property	Scotts Valley, CA, USA	US$	0	(2)	30.68%
ASM Advanced Packaging Materials Pte. Ltd.	Designing, manufacturing, and selling substrates	Singapore	US$	10.8		39.00%
Yann Yuan Investment Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	1,440		33.33%

(1)	Contributed capital.
(2)	Vertical Circuits, Inc. filed for bankruptcy protection in July 2012.
(3)	Including ADSs.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2016.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		5,999 wire bonders and 453 testers(4)
CS Facility II	Taichung, Taiwan	140,000	47,000
ZK Facility III	Taichung, Taiwan	308,415	121,000	(3)
CH Facility IV	Changhua, Taiwan	134,000	43,000
HS Facility V(2)	Hsinchu, Taiwan	97,000	30,000	(3)
SZ Facility VI	Suzhou, China	74,000	148,500	(3)	1,997 wire bonders and 101 testers

(1)	We own all of our facilities except otherwise noted.
(2)	We entered into an agreement with Integrated Service Technology Inc. in December 2016 to sell Hsinchu Phase II of this facility premised on the land in the total size of 20,074 square meters for the amount of NT$412 million. This transaction was completed in March 2017.
(3)	Leased.
(4)	Includes wire bonders and testers for DF Facility I, CS Facility II, ZK Facility III, CH Facility IV and HS Facility V.

Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are located at Facility II.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

We recorded operating profit of NT$14,105 million, NT$12,998 million and NT$10,669 million (US$329.3 million) in 2014, 2015 and 2016, respectively. See “Results of Operations.”

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

General Factors Affecting Our Results of Operations

General factors affecting our results of operations include the global economy and conditions in the semiconductor markets, gold prices, the fluctuation of the New Taiwan dollar and rising wage levels. For information relating to risks associated with gold prices and foreign currency fluctuation, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

Consolidation

In accordance with IFRS, we consolidated five subsidiaries: SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited, Siliconware Technology (Suzhou) Limited and Siliconware Investment Co., Ltd., in each of which we own a 100% equity interest.

Mix of Services

The following table shows, for the periods indicated, the amount and percentage of our packaging by package types and testing revenues, which are more fully described in “Item 4. Information on the Company—B. Business Overview—Our Business.”

	Years Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Bumping and flip-chip	32,797	39.5	36,494	44.2	35,097	41.2
Substrate base	24,099	29.0	21,316	25.7	24,473	28.8
Lead-frame base	15,573	18.7	14,943	18.0	14,746	17.3

Subtotal packaging revenue	72,469	87.2	72,753	87.9	74,316	87.3

Testing	9,852	11.9	9,551	11.5	10,228	12.0
Others(1)	750	0.9	536	0.6	568	0.7

Total net operating revenue	83,071	100.0	82,840	100.0	85,112	100.0

(1)	Primarily consists of revenues generated from change kit and socket design services for mixed signal and RF integrated circuits and sales of raw materials to customers the purchase orders of whom were anticipated due to the customer’ pervious indication but were not placed, and the customers agreed to purchase such raw materials prior to their expiry dates

Expansion and Utilization Rate

The number of our wire bonders decreased from 7,384 as of December 31, 2014 to 7,323 as of December 31, 2015 but increased to 7,996 as of December 31, 2016. Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 90%, 85% and 90% in 2014, 2015 and 2016, respectively.

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

The Industrial Development Bureau of the Ministry of Economic Affairs has granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. As a result, our tax savings amounted to approximately NT$679 million and NT$488 million (US$15.1 million) in 2015 and 2016.

We also benefited from other tax incentives generally available to technology companies, including tax credits ranging from 30% to 50% for research and development and employee training expenses and tax credits ranging from 7% to 11% for investment in automation equipment and technology and certain qualifying investments. However, according to the Industrial Innovation Act issued on May 12, 2010, the deductible rate of investment tax credit for qualifying research and development expenditures was reduced from 30% to 15% starting January 1, 2010. Historically, these tax incentives have resulted in decreases of income tax payable by approximately NT$ 327 million in 2014. These tax incentives did not result in any decrease of income tax payable in 2015and 2016.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2014	2015	2016
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	74.7	73.9	77.3

Gross profit	25.3	26.1	22.7

Operating expenses:
Selling expenses	1.1	1.2	1.2
General and administrative expenses	3.1	4.4	4.1
Research and development expenses	4.4	4.5	4.8

Operating expenses	8.6	10.1	10.1
Other income and expense	0.3	(0.3)	(0.1)

Operating profit	17.0	15.7	12.5
Net non-operating income (expense)	0.2	(3.2)	1.2

Income before income tax	17.2	12.5	13.7
Income tax expense	(3.7)	(1.6)	(2.2)

Net income	13.5	10.9	11.5

The Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net operating revenues. Net operating revenues increased by 2.7% from NT$82,840 million in 2015 to NT$85,112 million (US$2,626.9 million) in 2016. The increase in net operating revenues was primarily due to the growth of sales volume in substrate base package as a result of an increase in demand in TV and smartphone market in China, but partially offset by the price reduction.

In 2016, bumping and flip-chip revenues accounted for 41.2% of our net operating revenues, down from 44.2% in 2015. The decrease in bumping and flip-chip revenues was attributable to a change of certain customers’ product mix.

In 2016, substrate base package accounted for 28.8% of our net operating revenues, up from 25.7% in 2015. The increase in substrate base package sales was due to an increase in demand in TV and smartphone market in China.

In 2016, lead-frame base package accounted for 17.3% of our net operating revenues, down from 18.0% in 2015. The decrease in lead-frame base package sales was attributable to a decrease in demand as smaller and/or more efficient substitutes emerge.

In 2016, testing revenues accounted for 12.0% of our net operating revenues, up from 11.5% in 2015. The slight increase in testing revenue was attributable to an increase in semiconductor demand.

Gross profit and gross margin. Our gross profit decreased by 10.5% from NT$21,609 million in 2015 to NT$ 19,350 million (US$597.2 million) in 2016 mainly due to the increase of operating costs. Our gross margin (gross profit as a percentage of net operating revenues) decrease from 26.1% in 2015 to 22.7% in 2016, mainly affected by unfavorable product mix. Our operating costs increased by 7.4% from NT$61,231 million in 2015 to NT$65,762 million (US$2,029.7 million) in 2016, in line with our increase in operating revenues.

Operating expenses. Operating expenses increased by 2.5% from NT$8,355 million in 2015 to NT$8,564 million (US$264.3 million) in 2016. Operating expenses as a percentage of net operating revenues was 10.1% for both 2015 and 2016.

Selling expenses. Selling expenses increased by NT$80 million between these two years mainly due to an increase in miscellaneous expense which is related to our clients, such as business trip expense, sampling expense and freight expense.

General and administrative expenses. General and administrative expenses decreased by NT$176 million mainly due to a decrease in employee bonuses.

Research and development expenses. Research and development expenses increased by NT$304 million mainly due to an increase in the expense of new package development and salary expense.

Other income and expenses. Other expenses decreased by NT$139 million mainly due to the decreased in loss on damages and claims.

Operating income and operating margin. We recorded operating income of NT$12,998 million and an operating margin of 15.7% (operating income as a percentage of net operating revenues) in 2015 and generated operating income of NT$10,669 million (US$329.3 million) and an operating margin of 12.5% in 2016. The decrease in operating margin was primarily due to decrease in gross profit.

Net non-operating income/loss. We recorded a net non-operating loss of NT$2,621 million in 2015, compared to net non-operating income of NT$1,005 million (US$31.0 million) in 2016. This change in net non-operating income was primarily due to a decrease in impairment loss of available-for-sale financial assets. We recorded a net loss on financial liabilities at fair value of NT$703 million in 2015, compared with a net gain of NT$1,025 million (US$31.6 million) in 2016. We recorded a net foreign exchange loss of NT$77 million in 2015, compared with NT$104 million (US$3.2 million) in 2016. Finance costs decreased from NT$565 million in 2015 to NT$562 million (US$17.4 million) in 2016.

Income tax expense. We recognized income tax expense of NT$1,366 million in 2015 compared to NT$1,867 million (US$57.6 million) in 2016 primarily due to increase in deferred income tax expense and decrease in tax holiday due to decline in taxable income.

Net income. As a result of the factors discussed above, our net income increased from NT$9,011 million in 2015 to NT$9,807 million (US$302.7 million) in 2016.

The Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net operating revenues. Net operating revenues decreased by 0.3% from NT$83,071 million in 2014 to NT$82,840 million in 2015. The decrease in net operating revenues was primarily due to excess inventory and a decline in average selling prices of our semiconductor packages.

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

Gross profit and gross margin. Our gross profit increased by 2.9% from NT$ 20,990 million in 2014 to NT$ 21,609 million in 2015 mainly due to the decrease of operating costs. Our gross margin (gross profit as a percentage of net operating revenues) increased from 25.3% in 2014 to 26.1% in 2015, mainly attributable to favorable product mix. Our operating costs decreased by 1.4% from NT$62,081 million in 2014 to NT$ 61,231 million in 2015, in line with our decrease in operating revenues.

Operating expenses. Operating expenses increased by 16.5% from NT$7,169 million in 2014 to NT$8,355 million in 2015. Operating expenses as a percentage of net operating revenues was 8.6% and 10.1% in 2014 and 2015, respectively.

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

Operating income and operating margin. We recorded operating income of NT$14,105 million and an operating margin of 17.0% (operating income as a percentage of net operating revenues) in 2014 and generated operating income of NT$12,998 million and an operating margin of 15.7% in 2015. The decrease in operating margin was primarily due to increase in operating expenses.

Net non-operating income. We recorded net non-operating income of NT$163 million in 2014, compared to a net-operating loss of NT$2,621 million in 2015. The decrease in net non-operating income was primarily due to an increase in impairment loss of available-for-sale financial assets. Net foreign exchange gain/loss decreased from a gain of NT$483 million in 2014 to a loss of NT$77 million in 2015. Finance costs increased from NT$403 million in 2014 to NT$565 million in 2015. The increase was primarily due to interest from amortization of Convertible bond. We recognized the full year effect on interest amortization in 2015, compared to the 3-month worth of interest expense incurred (i.e., convertible bond was issued in October 2014).

Income tax expense. We recognized income tax expense of NT$3,050 million in 2014 compared to NT$1,366 million in 2015 primarily due to decrease in taxable income.

Net income. As a result of the factors discussed above, our net income decreased from NT$11,218 million in 2014 to NT$9,011 million in 2015.

B. Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Pursuant to our loan agreements, we should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. As of December 31, 2016, we were in full compliance with all the financial covenants. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion. We paid cash dividends of NT$3.00 and NT$3.80 per share in 2014 and 2015. On March 23, 2017, our board of directors approved a proposal to distribute cash dividends of NT$1.75 per share for 2016. This proposed dividend is subject to shareholders’ approval. We may continue our trend of paying cash dividends, which may cause our liquidity to decrease.

Liquidity

As of December 31, 2016, our primary source of liquidity was NT$24,476 million (US$755.4 million) of cash and cash equivalents. As of December 31, 2016, we had total availability under existing short-term lines of credit of NT$8,370 million (US$258.3 million) from six domestic and foreign financial institutions, of which NT$2,865 million (US$88.4 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent.

In addition to our short-term facilities, we also have long-term borrowings and loans. Below is a summary of our long-term borrowings and loans as of December 31, 2016:

•	In August 2012, we entered into a credit facility led by Mega International Commercial Bank in the amounts of NT$3,257 million and US$250 million for capacity expansion. This facility is a long-term floating interest rate credit facility expiring in August 2017 and repayable in six semi-annual installments starting from February 2015. As of December 31, 2016, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$2,171 million and US$216.7 million, respectively.

•	In December 2013, we entered into a credit facility led by The Hongkong and Shanghai Banking Corporation Limited in the amount of NT$850 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from December 2016. As of December 31, 2016, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$170 million.

•	In December 2013, we entered into a credit facility led by Bank of Taiwan in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from June 2016. As of December 31, 2016, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$500 million.

•	In November 2013, we entered into a credit facility led by Mega International Commercial Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in August 2019 and repayable in six semi-annual installments starting from February 2017. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by CTBC Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2020 and repayable in six semi-annual installments starting from February 2018. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of NT$1 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in November 2020 and repayable in six semi-annual installments starting from June 2018. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In October 2014, we issued an aggregate of US$400 million zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. Please refer to Note 17 to our consolidated financial statements for more detailed information.

•	In January 2016, we entered into a credit facility led by Bank of Taiwan in the amount of NT$3 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in January 2021 and repayable in six semi-annual installments starting from July 2018. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In January 2016, we entered into a credit facility led by Chang Hwa Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2021 and repayable in six semi-annual installments starting from January 2019. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In January 2016, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of NT$1 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2021 and repayable in six semi-annual installments starting from January 2019. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In January 2016, we entered into a credit facility led by CTBC Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2021 and repayable in six semi-annual installments starting from January 2019. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In February 2016, we entered into a credit facility led by Mega International Commercial Bank in the amount of NT$2 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2021 and repayable in six semi-annual installments starting from June 2019. As of December 31, 2016, we had drawn down the full amount from this credit facility.

•	In December 2016, we entered into a credit facility led by KGI Bank in the amount of NT$2.5 billion for working capital purposes. This facility is a long-term floating interest rate credit facility expiring and repayable in December 2019. As of December 31, 2016, we had drawn down NT$1.5 billion from this credit facility.

As of December 31, 2016, we had short-term and long-term borrowings of NT$2,741 million (US$84.6 million) and NT$18,342 million (US$566.1 million), exclusive of loan arrangement fees of NT$2 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	24,945	26,784	20,845	643.3
Net cash used in investing activities	(19,243)	(16,587)	(14,042)	(433.4)
Net cash provided (used) in financing activities	7,292	(15,096)	(7,161)	(221.0)
Effect of exchange rate changes on cash	185	(64)	(357)	(11.0)

Net (decrease) increase in cash and cash equivalents	13,179	(4,963)	(715)	(22.1)

Net Cash Provided by Operating Activities

In 2016, net cash provided by operations was NT$20,845 million (US$643.3 million) compared to NT$26,784 million in 2015. The decrease in net cash provided by operating activities was primarily due to inflows from an increase in trade receivables and a decrease of net income, exclude non-cash transactions.

In 2015, net cash provided by operations was NT$26,784 million compared to NT$24,945 million in 2014. The increase in net cash provided by operating activities was primarily the result of the collection of overdue accounts receivables in 2015.

Net Cash Used in Investing Activities

In 2016, cash used in investing activities was NT$14,042 million (US$433.4 million) compared to NT$16,587 million in 2015. The decrease in net cash used in investing activities was primarily the result of an acquisition of investment in Yann Yuan Investment Co., Ltd. in 2015.

In 2015, cash used in investing activities was NT$16,587 million compared to NT$19,243 million in 2014. The decrease in net cash used in investing activities was primarily the result of decrease in capital expenditures.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was NT$7,161 million (US$221.0 million) in 2016. In 2016, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$11,842 million (US$365.5 million), repayment of long-term loans of NT$4,229 million (US$130.5 million) and proceeds from long-term loans of NT$9,000 million (US$277.8 million).

Net cash used in financing activities was NT$15,096 million in 2015. In 2015, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$9,349 million and long-term loans of NT$8,236 million.

Net cash provided by financing activities was NT$7,292 million in 2014. In 2014, net cash provided in financing activities reflected primarily the issuance of convertible bonds of NT$12,089 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2017 is approximately NT$15,500 million (US$478.4 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2017 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “—Liquidity” above for details of the anticipated sources of funds to fulfill our commitments.

Transactions with Related Parties

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director or executive officer of our company.

We have, from time to time, purchased raw materials from, sold our manufacturing services to and engaged in other transactions with our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms. See “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions.”

On June 30, 2016, we and ASE entered into a Joint Share Exchange Agreement. For details of this agreement, please see “Item 10. Additional Information—C. Material Contracts - Joint Share Exchange Agreement with ASE.”

Inflation

The inflation rate in Taiwan was 1.20% in 2014, -0.31% in 2015 and 1.40% in 2016. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

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

We are assessing the potential impact of the new rules on our financial statements. We will continue in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the standards or interpretations. The related impact will be disclosed when we complete the evaluation.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2016. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2016.

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans(2)	18,342	3,502	8,507	6,333	—
Unsecured overseas convertible bonds	13,313	13,313	—	—	—
Short-term loans	2,741	2,741	—	—	—
Purchase obligations(3)	9,440	9,440	—	—	—
Operating leases(4)	1,235	141	177	159	758

Total contractual cash obligations	45,071	29,137	8,684	6,492	758

(1)	Excludes interest payments and loan arrangement fees.
(2)	The interest expenses for long-term loans are calculated based on floating interest rates.
(3)	Represents account payable and unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2016, as we have not received related goods or taken title of the property. See Note 33 to our consolidated financial statements included in this annual report. Total contractual amounts of buildings were approximately NT$2,920 million (US$90.1 million), of which NT$1,245 million (US$38.4 million) remained unpaid as of December 31, 2016.
(4)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and California, U.S.A.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated statement of financial position as of December 31, 2016 include NT$1,436 million (US$44.3 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$51 million (US$1.6 million) to the pension plan in 2017.

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

Our audit committee, which is composed of all of our three independent directors, assumes the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

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

The following table shows information regarding all of our directors and executive officers as of March 31, 2017. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Bough Lin	65	Chairman; Executive Vice President	33	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	69	Vice Chairman; President	33	Director of SPIL’s subsidiaries.
Wen-Lung Lin	65	Director	12	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	62	Director; Senior Vice President; Chief Operating Officer	33	Director of SPIL’s subsidiary.
Randy Hsiao-Yu Lo	60	Director	19	President & CEO, Siliconware, USA, Inc.
Teresa Wang(1)	61	Director	7	Director of Unimicron Technology Corporation CFO of Phoenix Precision Technology
John Hsuan	65	Independent Director(2)	2

Representative of Chairman of D-Link Corporation

Chairman of Meridigen Biotech Co,, Ltd.

ChairmanChairman of Maxima Venture Capital I

Chairman of Maxima Venture Capital II

Chairman of Taiwan Memory Company

Independent Director of Wistron Corp.

Independent Director of Compal Electronics, Inc

Director of General Biologicals Corp.

Director of Clientron Corp.

Director of SoC Innovative Product Partnership

Director of Pacgen Biopharmaceuticals Corp.(Canada)

Tsai-Ding Lin	64	Independent Director(2)	2	Professor of Department of International Business, Tunghai University

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
William W. Sheng	57	Independent Director(2)	2

Professor of Department of Public Finance and Taxation of National Taichung University of Science and Technology

Independent Director of Advanced Lithium Electrochemistry (Cayman) Co., Ltd.

Independent Director of Episil-Precision Inc.

Independent Director of Epistar Corporation.

Supervisor of Elite Semiconductor Memory Technology Inc.

Kun-Yi Chien	61	Senior Vice President	28	None
Chien-Hua Chen	62	Vice President	18	None
Eric Wu	51	Vice President	16	None
C.S Hsiao	58	Vice President	30	None
John Yu	52	Vice President	25	None
Patrick Lin	60	Vice President	16	None
Eva Chen	59	Vice President; Chief Financial Officer	12	None
Ching-Yu Hsu	54	Vice President	29	None
River Gu	58	Vice President	29	None
David Tseng	54	Vice President	32	None
Rick Lee	52	Vice President	9	None
Michael Chang	55	Vice President	18	None

(1)	Representing Yang Fong Investment Co., Ltd.
(2)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

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

Tsai-Ding Lin has been our independent director since June 2014. He received a Ph.D. in psychology from the University of Texas at Arlington in the United States. He is a professor in the department of international business in Tunghai University in Taiwan.

William W. Sheng has been our independent director since June 2014. He received a Ph.D. in accounting from Purdue University in the United States. He is a professor in the department of public finance and taxation in National Taichung University of Science and Technology in Taiwan.

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

Eric Wu is our vice president of Operation Business Unit 6. Before joining us, Mr. Wu was the director in charge of test development division of Caesar Tech. Inc. He graduated from Chung Yuan Christian University in Taiwan in 1989 with a Bachelor’s degree in electronic engineering.

C.S Hsiao is our vice president of Research Development & Engineering Center. He graduated from Feng Chia University in Taiwan in 1982 with a Bachelor’s degree in chemical engineering.

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

B. Compensation of Directors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors and executive officers in 2016 was NT$509 million (US$15.7 million).

According to our articles of incorporation, compensation provided to our directors shall not exceed 1% of the balance of net income after the payment of income taxes, recovery of past losses and deduction of 10% as legal reserve. Pursuant to an amendment to the ROC Company Act in May 2015, director compensation is no longer considered as earnings distribution. Instead, a company shall stipulate in its articles of incorporation that a fixed amount or ratio of annual profit, after reserving the amount necessary to cover accumulated deficit, if any, be distributed as director compensation. The annual profit is defined as income before income tax, employee bonuses and director compensation. As required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 1% or less of our annual profit, after covering any accumulated deficit, as director compensation, and we determined the amount of director compensation in 2015 accordingly. The amended articles of incorporation had been approved by the stockholders in the meeting held on May 16, 2016.

C. Board Practices

All of our directors were elected on June 20, 2014 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Audit Committee

At the date of this annual report, we had three independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng, to form our audit committee. We require our audit committee members to be financially literate with accounting or related financial management expertise in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee charter is in accordance with Rule 10A-3 of the Exchange Act and NASDAQ Listing Rule 5605(b). We have been in compliance with the requirements thereunder since July 27, 2005.

Compensation Committee

We currently follow the practice under the ROC Securities and Exchange Act, as amended on November 24, 2010, which requires all publicly listed companies in the ROC, including our company, to establish a compensation committee for director and executive compensation, which includes salary, stock options and other rewards. The current members of our compensation committee are our independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng.

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2014, 2015 and 2016, we, together with our subsidiaries, had 23,611, 23,851 and 24,353 full-time employees, respectively. Of these employees, as of December 31, 2016, 20,790 were located in Taiwan, 3,501 were located in the PRC, and 62 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

We accrued employee compensation of NT$1,271 million (US$39.2 million) in 2016. Previously, employee bonuses were considered part of our earnings distribution under our articles of incorporation. Pursuant to an amendment to the ROC Company Act in May 2015, employee bonuses are no longer considered as earnings distribution. Instead, a company shall stipulate in its articles of incorporation a fixed amount or ratio of annual profit, after reserving the amount necessary to cover accumulated deficit, if any, to distribution as employee compensation. The annual profit is defined as income before income tax, employee and director compensation. As required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 10% of our annual profit, after covering any accumulated deficit, as employee compensation, and we determined the amount of employee compensation in 2015 accordingly. The amended Articles of Incorporation had been approved by the stockholders in the meeting held on May 16, 2016.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We have a labor union since 2016.

E. Share Ownership

Each of our directors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors and executive officers as of March 31, 2017.

Name	Number of Shares Owned	Percentage of Shares Owned
Bough Lin	64,674,075	2.08%
Chi-Wen Tsai	24,775,555	*
Wen-Lung Lin	13,154,751	*
Yen-Chun Chang	6,663,417	*
Randy Hsiao-Yu Lo	472	*
Teresa Wang(1)	6,200,000	*
John Hsuan	0	*
Tsai-Ding Lin	0	*
William W. Sheng	0	*
Kun-Yi Chien	290,029	*
Chien-Hua Chen	0	*
C.S Hsiao	90,408	*
John Yu	219,894	*
Eric Wu	32,737	*
Ching-Yu Hsu	0	*
Patrick Lin	125,039	*
Eva Chen	600,164	*
River Gu	21,000	*
David Tseng	0	*
Rick Lee	0	*
Michael Chang	560	*

*	Less than 1%.
(1)	Represents shares held by Yang Fong Investment Co., Ltd.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of July 22, 2014, September 16, 2015 and July 1, 2016 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	July 22, 2014				September 16, 2015				July 1, 2016(1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned
Advanced Semiconductor Engineering, Inc.(2)	*		*		*		*		988,847,740		31.73%
Depositary(3)	267,014,365		8.57%		291,590,180		9.36%		214,738,715		6.89%
Chih Sheng Investment Co., Ltd.	*		*		*		*		107,774,000		3.46%
Shih Kai Investment Co., Ltd.	*		*		*		*		106,700,000		3.42%
Shin Kong Life Insurance Company Ltd.	*		*		61,032,000		1.96%		80,186,249		2.57%
Government of Singapore	56,689,463		1.82%		90,452,133		2.90%		73,785,778		2.37%
Chunghwa Post Co.,Ltd.	*		*		55,269,000		1.77%		69,747,000		2.24%
Bough Lin.	68,674,075		2.20%		78,674,075		2.52%		64,674,075		2.08%
Ku-Ming Investment Company Ltd(4)	56,112,878		1.80%		65,190,878		2.09%		55,690,878		1.79%
Yann Yuan Investment Co., Ltd.	*		*		*		*		45,900,000		1.47%
Directors and Supervisors as a group(5)	150,888,270	(6)	4.84	%(6)	115,468,270	(7)	3.71	%(7)	115,468,270	(8)	3.71	%(8)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As of this date, Advanced Semiconductor Engineering, Inc. also owned 9,690,452 ADSs that represented 48,452,260 of our shares representing 1.56% of our share capital. Thus, Advanced Semiconductor Engineering, Inc. owned 33.29% of our issued and outstanding share capital.
(3)	As record owner of our ADSs. Before January 6, 2015, Citibank, N.A. acted as depositary. With effect from January 6, 2015, JPMorgan Chase Bank, N.A. is acting as depositary.
(4)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(5)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative.
(6)	As of March 31, 2015.
(7)	As of March 31, 2016.
(8)	As of March 31, 2017.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2017, a total of 37,455,112 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of March 31, 2017, 187,275,560 common shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADS facility. JPMorgan Chase Bank, N.A. has advised us that as of March 31, 2017, 37,455,112 ADSs, representing 187,275,560 common shares, were held of record by Cede & Co. and 14 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

None of our major shareholders have different voting rights from those of other shareholders.

B. Related Party Transactions

We from time to time have engaged in a variety of transactions with our affiliates. We conduct transactions with our affiliates on terms substantially as favorable to us as would be obtainable at the time in a comparable arm’s-length transaction with non-affiliates. We did not engage in any material related party transaction in 2016, other than (i) on June 30, 2016, we and ASE entered into a Joint Share Exchange Agreement and (ii) in August 2016, we sold 57,810,000 shares of Hsieh Yong Capital Co., Ltd. to Yann Yuan Investment Co., Ltd., in which we own a 33.33% equity interest, for NT$377 million (US$11.6 million) in order to simplify our investment portfolios and consolidate our non-core business investments. For details of the Joint Share Exchange Agreement, please see “Item 10. Additional Information—C. Material Contracts - Joint Share Exchange Agreement with ASE.”

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

	Cash Dividend per share		Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)		(NT$)
1996	0		6.00	168,400,800	457,800,000
1997	0		4.00	183,120,000	654,200,000
1998	0		3.60	235,512,000	904,162,000
1999	0		2.30	207,957,260	1,127,092,402
2000	0		1.40	157,793,537	1,449,882,870
2001	0		1.45	235,421,212	1,852,761,683
2002(3)	0		0	—	1,853,668,683
2003(4)	0		0	—	1,876,625,683
2004	0.35		1.00	189,447,578	2,105,073,060
2005	0.75		0.80	168,889,805	2,328,919,337
2006	1.73		1.00	241,014,905	2,887,757,426
2007	3.40		0.20	58,672,538	3,073,424,534
2008	4.50		0.10	30,746,975	3,152,589,871
2009	1.80		0	0	3,116,361,139
2010	2.58		0	0	3,116,361,139
2011	1.62		0	0	3,078,319,139
2012	1.42		0	0	3,078,319,139
2013	1.67	(5)	0	0	3,116,361,139
2014	1.80		0	0	3,116,361,139

	Cash Dividend per share		Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)		(NT$)
2015	3.00		0	0	3,116,361,139
2016	3.80	(6)	0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per share. The number of shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of shares owned by the shareholder and divided by the par value of NT$10 per share.
(2)	Total number of shares issued as stock dividends include shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.
(5)	Of which NT$0.30 per share is from our capital reserve and NT$1.37 per share is from earnings distribution.
(6) Of	which NT$1.0 per share is from our capital reserve and NT$2.80 per share is from earnings distribution.

B. Significant Change

Our net operating revenues on a consolidated basis for the three months ended March 31, 2017 amounted to NT$19,552 million. Our net operating revenues for the first three months of 2017 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2017. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

C. Other Matters

In the section of Audit Report of Independent Accountants contained in our financial statements, or the 2016 Financial Statements, prepared under Taiwan IFRS for and as of the years ended December 31, 2015 and 2016 published in Taiwan on March 1, 2017, our accountants were required under auditing standards generally accepted in the Republic of China and the Rules Governing the Examination of Financial Statements by Certified Public Accountants to assess certain key audit matters that, in our accountants’ professional judgment, were of most significance in their audit of our and subsidiaries’ consolidated financial statements for the current period. These matters were addressed in the context of our accountants’ audit of the consolidated financial statements as a whole and, in forming their opinion thereon, they do not provide a separate opinion on these matters. The key audit matters identified by our accountants and addressed in the 2016 Financial Statements include (1) revenue recognition and (2) fair value valuation of derivatives. Please refer to the 2016 Financial Statements, which are available for inspection on our website at www.spil.com.tw for a complete description of such key audit matters.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2012	36.50	26.80	8,535	8,144.04	6,894.66
2013	39.00	30.20	9,511	8,623.43	7,616.64
2014	55.30	35.40	14,883	9,569.17	8,264.48
2015	56.20	33.10	15,660	9,973.12	7,410.34
First Quarter	56.20	47.20	13,696	9,758.09	9,048.34
Second Quarter	52.40	45.00	12,930	9,973.12	9,189.83
Third Quarter	47.45	33.10	24,193	9,379.24	7,410.34
Fourth Quarter	52.40	39.65	11,614	8,857.02	8,040.16
2016	53.40	43.30	7,816	9,392.68	7,664.01
First Quarter	52.70	48.35	14,607	8,812.70	7,664.01
Second Quarter	53.40	43.30	10,847	8,716.25	8,053.69
Third Quarter	48.55	46.30	3,454	9,284.62	8,575.75
Fourth Quarter	48.60	46.00	3,152	9,392.68	8,931.03
October	47.75	47.10	1,642	9,385.65	9,165.17
November	48.60	46.00	5,444	9,272.70	8,931.03
December	48.25	46.65	2,232	9,392.68	9,078.64
2017 (through March 31)	49.90	47.25	2,362	9,972.49	9,272.88
First Quarter	49.90	47.25	2,362	9,972.49	9,272.88
January	48.10	47.35	1,661	9,447.95	9,272.88
February	49.00	47.25	2,650	9,799.76	9,428.97
March	49.90	48.10	2,623	9,972.49	9,627.89

        Sources: Taiwan Stock Exchange Statistical Data 1999-2017, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$
2012	6.04	4.52	969,389
2013	6.50	5.06	620,944
2014	8.88	5.62	703,991
2015	9.09	5.06	1,040,034
First Quarter	9.09	7.46	1,289,538
Second Quarter	8.49	7.30	863,011
Third Quarter	7.55	5.06	1,232,356
Fourth Quarter	8.05	6.16	784,161
2016	8.27	6.62	491,043
First Quarter	8.21	7.16	1,046,311
Second Quarter	8.27	6.62	534,357
Third Quarter	7.68	7.19	204,102
Fourth Quarter	7.57	7.13	201,584
October	7.52	7.33	227,138
November	7.56	7.13	221,824
December	7.57	7.13	155,790
2017 (through March 31)	8.13	7.24	141,866
First Quarter	8.13	7.24	141,866
January	7.60	7.24	162,490
February	7.97	7.63	122,784
March	8.13	7.69	139,696

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

According to the ROC Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may impair the company’s interests, shall abstain from voting on such matter. Our articles of incorporation also provide that the traveling expenses for all directors shall be determined at the board of directors’ meeting based on common practice regardless of the profit or loss to our company. In addition, according to our articles of incorporation, we should distribute no more than 1% of the balance of our earnings after deduction of payment of all taxes and dues, deduction of any past losses and allocation of 10% of our net income as a legal reserve as compensation to directors. As required by an amendment to the ROC Company Act in May 2015, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 1% or less of our annual profit, after covering any accumulated deficit, as director compensation. The amended Articles of Incorporation 2016 had been approved by the stockholders in the meeting held on May 16, 2016. Our board of directors is authorized to determine the compensation for directors by taking into consideration their respective contributions to our company as well as international industry practice. Our articles of incorporation do not impose a mandatory retirement age limit for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director; however, our articles of incorporation require that our directors hold our issued shares at the ratios as required by the regulatory authority.

Shares

As of March 31, 2017, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion was issued. As of March 31, 2017, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of March 31, 2017. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by ROC law.

In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$45.7579 per common share. As of March 31, 2017, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400 million. Upon full conversion, the outstanding bonds would be converted to 265,676,528 common shares if based on the current conversion price, representing approximately 8.5% of our outstanding shares as of March 31, 2017. See “Item 3. Key Information – D. Risk Factors – Risks Related to Ownership of Our Shares or ADSs – Our ADS holders may experience dilution if we distribute rights to our shareholders or sell additional equity or equity-linked securities.”

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

Pursuant to an amendment to the ROC Company Act in May 2015, director compensation and employee bonuses are no longer qualified for earnings distribution. To reflect this change and as required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015. The amended Articles of Incorporation had been approved by the stockholders in the meeting held on May 16, 2016.

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

C. Material Contracts

Share Subscription Agreement with Tsinghua Unigroup Ltd.

In connection with our strategic alliance with Unigroup, we and Unigroup entered into a Share Subscription Agreement in December 2015, pursuant to which Unigroup agreed to subscribe for 1,033 million of our newly issued common shares, which represented approximately 24.9% of our issued and outstanding share capital, at NT$55 per share. The transaction was subject to closing conditions, including shareholder and regulatory approval. On April 28, 2016, upon consideration of subjective and objective factors of the Company and Unigroup, our board of directors resolved to terminate this agreement.

Joint Share Exchange Agreement with ASE

On June 30, 2016, we and ASE entered into the Joint Share Exchange Agreement. Under the terms of the Joint Share Exchange Agreement, it is expected that ASE will incorporate HoldCo, a holding company, which will (i) purchase our outstanding shares in cash and (ii) issue new shares to the ASE Shareholders in exchange for the shares of ASE. HoldCo will be a company incorporated in Taiwan which, upon the Effective Time, will be beneficially owned by the ASE Shareholders. If the Share Purchase is completed, we will continue our operations as a privately held company and will be beneficially owned by HoldCo. As the result of the Share Purchase, our ADSs will no longer be listed on the NASDAQ and the American depositary shares program for the ADSs will terminate.

Below is a summary of certain provisions of the Joint Share Exchange Agreement. The summary is qualified in its entirety by reference to the Joint Share Exchange Agreement itself, which is the legal document governing the Share Purchase. For more information, see “Item 4 – Information on the Company — A. History and Development of the Company — the Share Purchase Transaction.”

Structure of the Share Purchase

Pursuant to the Joint Share Exchange Agreement, all of the issued and outstanding shares of our company and ASE will be transferred to a newly formed holding company, HoldCo, incorporated by ASE. HoldCo will issue new shares to ASE shareholders and pay the cash consideration to our shareholders, each as described below. At the Effective Time, we and ASE will become wholly owned subsidiaries of HoldCo, retaining their respective legal personalities, and we will cease to be a publicly traded company.

Directors and Officers of the Company

Upon completion of the Share Purchase, the directors of our company will continue to serve as directors for their respective terms, and ASE has undertaken to reelect or appoint the directors whose terms end in June 2017, if they have not been found to violate their respective fiduciary duties. Our chairman (being Mr. Bough Lin or his successor) and president (being Mr. Chi-Wen Tsai or his successor) are expected to serve as directors of the HoldCo. The directors of our company are also authorized to retain the executive officers of our company as long as the fiduciary duties of the directors can be discharged.

Consideration

At the closing of the Share Purchase: (i) each issued Share immediately prior to the closing of the Share Purchase (including our treasury shares), will automatically be transferred to HoldCo and converted into the right to receive the NT$51.2, or the Per Share Consideration, which represents NT$55.0, the original per share consideration under the Joint Share Exchange Agreement, minus a cash dividend and a return of capital reserve of NT$3.8 per share distributed by us on July 1, 2016; and (ii) each ADS issued and outstanding immediately prior to the closing of the Share Purchase, will be surrendered and converted into the right to receive the NT$256 (representing five times the Per Share Consideration).

Treatment of the Bonds

If any of the convertible bonds have not been redeemed or repurchased by us and cancelled or converted by holders of the bonds prior to the Effective Time, ASE and HoldCo jointly warrant to us that HoldCo, as co-obligors with us pursuant to a supplemental indenture to be entered into among us, HoldCo and the trustee of the bonds, will pay the Final Per Share Consideration (subject to additional adjustments according to the terms of the Joint Share Exchange Agreement and applicable laws) to such holders of the bonds for each Share they are entitled to receive if they exercise their conversion rights after the Effective Time.

Adjustments to the Consideration

The Original Per Share Consideration and the Original Per ADS Consideration will be adjusted if we issue any shares or cash dividends between the date of the Joint Share Exchange Agreement and the Effective Time, provided, that the cash consideration will not be so adjusted if our cash dividends in 2017, in aggregate, are less than 85% of our after-tax net profit for the year 2016.

ASE and we will negotiate changes to the cash consideration in good faith as a result of the occurrence of the events set forth below to the extent such events occur prior to the Effective Time and result in a reduction, individually or in aggregate, in our consolidated net book value by 10% or more compared to our net book value in its consolidated audited financial statements as of March 31, 2016 (excluding any such decrease resulting from dividends distributed by us):

•	issuance of equity-linked securities by us (except for any Shares issued as a result of the exercise of conversion rights by the holders of the Bonds);

•	disposal of material assets by us;

•	occurrence of a major disaster causing a material adverse effect to us, material technical changes or other circumstances affecting the shareholders’ interests or the share price of Shares; and

•	repurchase of treasury shares by us, except for the repurchase of Shares following the exercise of appraisal rights by our shareholders in connection with the Share Purchase.

Appraisal Rights

Without prejudice to the appraisal rights described below in the section entitled “Dissenters’ Rights,” if a shareholder exercises its appraisal rights, we will repurchase such shares in accordance with applicable law and regulations.

Closing of the Share Purchase

Subject to the satisfaction or waiver (as applicable) of the conditions to closing of the Share Purchase, the Share Purchase is expected to occur on a date to be agreed by HoldCo’s board of directors and our and ASE boards of directors, which date will be agreed upon and approved by such parties within 10 days of receipt of the approvals of their respective general shareholders’ meetings to effect the Share Purchase.

Within three (3) business days after the Effective Time, ASE and HoldCo will pay the full Share Purchase consideration to a dedicated capital account opened by our stock agent. ASE and HoldCo shall be jointly and severally liable for such payment obligation.

Representations and Warranties

The Share Exchange Agreement contains representations and warranties made by us to ASE and representations and warranties made by ASE to us, in each case as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Share Exchange Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Share Exchange Agreement. In addition, some of those representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from that generally applicable to shareholders and may have been made for the principal purpose of establishing circumstances in which a party to the Share Exchange Agreement may have the right not to close the Share Purchase if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Share Exchange Agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which does not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Share Exchange Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The Joint Share Exchange Agreement contains various customary representations and warranties that we make to ASE relating to, among other things:

•	our due incorporation, valid existence and authority to carry on its business operations;

•	our capitalization;

•	absence of violations of: (i) current laws or regulations of the ROC, (ii) judgments, orders or dispositions by courts, (iii) organizational documents, or (iv) contracts, representations, warranties or our other obligations, in each case as a result of entry into the Joint Share Exchange Agreement;

•	authority to enter into the Joint Share Exchange Agreement;

•	enforceability of the Joint Share Exchange Agreement;

•	approval of the Board and/or shareholders’ meeting in connection with the Share Purchase;

•	financial statements;

•	taxes;

•	the absence of litigation;

•	the absence of undisclosed liabilities;

•	title to assets;

•	absence of new material debts since December 31, 2015;

•	intellectual property;

•	labor matters;

•	environmental matters;

•	material contracts;

•	absence of default under contracts;

•	compliance with laws; and

•	accuracy of materials provided to prepare and file this proxy statement/prospectus.

The Joint Share Exchange Agreement contains various customary representations and warranties that ASE makes to us relating to, among other things:

•	ASE’s due incorporation, valid existence and authority to carry on its business operations ;

•	capitalization of ASE;

•	absence of violations of: (i) current laws or regulations of the ROC, (ii) judgments, orders or dispositions by courts, (iii) organizational documents, or (iv) contracts, representations, warranties or other obligations of ASE, in each case as a result of entry into the Joint Share Exchange Agreement;

•	authority to enter into the Joint Share Exchange Agreement;

•	enforceability of the Joint Share Exchange Agreement; and

•	approval of the ASE Board and/or meeting of ASE’s shareholders in connection with the Share Purchase.

The Joint Share Exchange Agreement contains various customary representations and warranties that ASE agrees to cause HoldCo to make to us relating to, among other things:

•	HoldCo’s due incorporation, valid existence and authority to carry on its business operations;

•	absence of violations of (i) current laws or regulations of the ROC, (ii) judgments, orders or dispositions by courts, (iii) organizational documents, or (iv) contracts, representations, warranties or other obligations of HoldCo, in each case as a result of entry into the Joint Share Exchange Agreement; and

•	approval of HoldCo’s promoters’ meeting in connection with the Share Purchase.

Many of the representations and warranties of each party in the Joint Share Exchange Agreement are qualified by knowledge, materiality thresholds or “material adverse effect.” Our representations and warranties are also qualified by information in disclosure schedules and its publicly available disclosures filed with the Taiwan Financial Supervisory Commission, the TWSE and the SEC.

For purposes of the Joint Share Exchange Agreement, a “material adverse effect” to ASE or us means any change, development, incident, matter, effect or fact that, individually or in aggregate, results in a material adverse effect on us and our subsidiaries, or ASE and its subsidiaries, as applicable, taken as a whole, where “material” means the occurrence of such events that, individually or in the aggregate, result in a decrease in the consolidated net book value of us, or ASE, as applicable, by 10% or more, compared to our or ASE’s, as applicable, consolidated audited financial statements as of March 31, 2016; provided that, for the purposes of this definition, in no event will any of the following, individually or in the aggregate, be regarded as having or be taken into account in determining whether there has been a material adverse effect:

•	a change in capital market conditions or general economic conditions;

•	a change in geopolitical conditions occurring after the date the Joint Share Exchange Agreement was executed, or outbreak or escalation of any conflict, or any acts of terrorism or war;

•	a force majeure event occurring after the date the Joint Share Exchange Agreement was executed;

•	any change in applicable law after the date the Joint Share Exchange Agreement was executed;

•	any change of the industry in which the party or its subsidiaries operate;

•	the failure, in and of itself, to meet any predictions, forecasts, projections or estimates of revenue, profits or other financial or operational targets, or a change of market price, credit rating or trading volume of the party’s securities, provided that the directors of the party have met their duties of care and loyalty;

•	the announcement of the execution of the Joint Share Exchange Agreement or the consummation of the Share Purchase, including any transaction-related litigation, any actions required by the covenants in the Joint Share Exchange Agreement, any loss of or change of relationship with any customer, supplier, distributor or other business partners of the party or its subsidiaries, or any loss of any employees or senior management, provided that the directors of the party have met their duties of care and loyalty; and

•	in the case of ASE only, any internal restructuring of ASE and/or its subsidiaries.

The representations and warranties of each of the parties to the Joint Share Exchange Agreement will terminate upon the Effective Time or termination of the Joint Share Exchange Agreement in accordance with its terms

Pre-Closing Covenants for Us

Conduct of Our Business

From the date of execution of the Joint Share Exchange Agreement until the Effective Time, we will not, and will not procure its subsidiaries to, among other matters:

•	issue any equity-linked securities (other than shares issued as a result of the exercise of conversion rights by holders of the Bonds); or

•	directly or indirectly repurchase, individually or through any third party, any shares or equity-linked securities, or reduce its share capital or enter into any plan of dissolution, or make any filings in connection with restructuring, settlement or bankruptcy, except for the repurchase of shares from shareholders exercising appraisal rights or in connection with the redemption of our foreign convertible bonds.

Superior Proposals

Except (i) if required by a court judgment, arbitral award, approval or order, administrative decision or burden/condition approved by both ASE and us by competent authorities (including the TWSE, TFTC, U.S. FTC, the MOFCOM or the SEC), or (ii) if we receive a Superior Proposal (as described below), we have agreed that between the date of the Joint Share Exchange Agreement and the Effective Time, we will not, and we will not procure our subsidiaries to, and none of its directors, managers, employees, agents or representatives may, offer or agree to enter into, or execute, any contract, agreement or other arrangement with any third party in respect of any of the following transactions (an “Alternate Transaction”):

•	any transaction that may involve a spin-off, purchase or sale of our company or any other company’s shares of a non-financial investment nature;

•	a lease of all our businesses to a third party, a joint operation with a third party, or the acquisition of the entire business or assets from a third party (except for the acquisition of the entire business or assets from a third party in an aggregate amount less than NT$500,000,000);

•	any merger or acquisition that does not involve the issue of shares in HoldCo;

•	any sale of any or all material assets or businesses of our wholly owned subsidiaries; and

•	any disposal of any interest in any material assets or businesses, or exclusive licenses of material patents or technologies, in each case of our wholly owned subsidiaries.

For purposes of the Joint Share Exchange Agreement, “Superior Proposal” means a bona fide, unsolicited written offer to us to enter into any Alternate Transaction, made by a party other than ASE, we or any of our directors, managers, employees, agents or representatives, where the terms and conditions of such an offer are considered to be more favorable to us and our shareholders than the terms and conditions of the Share Purchase, as evidenced by opinions separately issued by a renowned investment bank and law firm appointed by our audit committee. If we receive a Superior Proposal from a third party the conditions of which, in the respective opinions of our audit committee and our board of directors, are more favorable than those of the Share Purchase, we will notify ASE in writing of such superior proposal and furnish ASE with details of the entire Superior Proposal. From the fifth business day following the delivery of such notice to ASE, we will be permitted to negotiate with, propose to, inquire with, deliberate with, contact, discuss with, offer to or consult with such third party. ASE and we agree that if we do not consummate the Share Purchase due to our acceptance of a Superior Proposal, we will pay to ASE a termination fee in the amount of NT$17 billion.

Other Pre-closing Covenant for Us

After ASE issues to us, in connection with the payment of entire amount of the cash consideration under the Joint Share Exchange Agreement, the financing plan and a highly confident letter in respect of the financing of the Transaction issued by banks conforming to the market practice, we shall in our SEC filings recommend to our shareholders to vote in favor of approving the Joint Share Exchange Agreement and the Transaction.

Pre-Closing Covenants for ASE

Except (i) if we have materially breached any of our representations, warranties or covenants under the Joint Share Exchange Agreement, (ii) if there is any action taken by us that would prevent the consummation of the Share Purchase without just cause, or (iii) where our directors have breached their duty of care or loyalty in relation to the Share Purchase, in each case during the period from the execution of the Joint Share Exchange Agreement to the Effective Time, ASE (and, if applicable, HoldCo) have agreed to:

•	support the candidates for our 13th board of directors nominated by the Board when we re-elect our board of directors in June 2017;

•	not intervene in the operation of us and to support the motions put forward by the Board at our shareholders’ meeting, including by abstaining from voting on any motion that threatens our interests and to not solicit proxies or seek to replace our directors, including by convening an extraordinary general meeting of our shareholders, and no current or former director of ASE or any of its subsidiaries, or their spouses, other relatives and certain other persons may serve as a director of ours;

•	maintain the competition between, and the respective independence of, ASE and us, without the hiring of any of our employees by ASE; and

•	not purchase or acquire shares in us or increase its interest in us in any manner that violates applicable law; provided that, for any shares in us acquired by ASE in accordance with applicable law between the date the Joint Share Exchange Agreement was executed and the Effective Time, (i) ASE may dispose of such shares freely for financial purposes, provided that the disposed shares are in aggregate less than 10% of the total issued and outstanding share capital of ours, and (ii) ASE may transfer our shares to persons who do not operate any businesses in the integrated circuit packaging industry; provided that if the transferred shares are in aggregate more than 10% of the total issued and outstanding share capital of ours, ASE will obtain our prior written consent to such a transfer.

Shareholders’ Meeting

We and ASE, respectively, will cause an extraordinary general meeting of its shareholders to be duly called and held, on the same date, to approve the Share Exchange Agreement and the Share Purchase. We and ASE will jointly determine the date of such extraordinary general meetings upon receiving antitrust clearance or approvals from any two of the TFTC, MOFCOM and U.S. FTC. Such date shall be no later than seventy (70) calendar days after antitrust clearance or approvals from each of the TFTC, MOFCOM and U.S. FTC have been obtained.

In addition, from the business day immediately following the date on which the SEC confirms that it has no further comments on the respective SEC filing documents required for us and ASE, each of us and ASE will take all necessary action to call an extraordinary general meeting of its shareholders. The date of such extraordinary general meetings shall be no later than seventy (70) calendar days after the date on which the SEC confirms that it has no further comments on the respective SEC filings documents required for us and ASE.

Regulatory Approvals

ASE and HoldCo have agreed to use commercially reasonable efforts to, and we have agreed to use reasonable efforts to, in each case, obtain all approvals relating to the Share Purchase from competent authorities. We have agreed to use commercially reasonable efforts to assist ASE and HoldCo in making all filings and notifications and providing all information to competent authorities, including making all required filings with the TFTC, MOFCOM and the U.S. FTC. In addition, we, ASE and HoldCo have agreed to comply with the Taiwan Fair Trade Act and all relevant laws.

ASE, HoldCo and we have agreed to act in good faith and with goodwill in deciding, jointly, whether to accept any conditions or burdens imposed by any of TFTC, U.S. FTC or MOFCOM as a condition to obtaining approvals or avoiding a legal challenge from such authorities. ASE and we have agreed to comply with any such conditions or burdens agreed by ASE and us. Following the Effective Time, ASE, HoldCo and we will comply with any conditions or burdens imposed by TFTC, U.S. FTC or MOFCOM, which ASE and we have agreed to.

Financing of the Share Purchase

ASE shall, before our submission of Schedule 13E-3 to the SEC, confirm with us the types and composition of ASE’s and HoldCo’s funding sources and present documents evidencing the funding sources (including, but not limited to, the financing plan and a highly confident letter conforming to the market practice and issued by bank(s) financing the Share Purchase) that can demonstrate ASE’s and HoldCo’s ability to fully pay for the consideration of the Share Purchase.

Conditions to Consummation of the Share Purchase

The obligations of ASE, ours and HoldCo to consummate the Share Purchase are subject to the satisfaction of the following conditions:

•	the unconditional approval of the Share Purchase at their respective general shareholders’ meetings;

•	receipt of approvals from all relevant competent authorities, including, but not limited to, (i) the TWSE and the SEC, (ii) the TFTC and MOFCOM and (iii) the FTC completing its investigation without seeking an injunction (in the case of (ii) and (iii), including approvals or consents of conditions imposed by such authorities that both ASE and we have agreed to accept); and

•	no order (or agreement with the FTC) is in effect and enforceable prohibiting, enjoining or rendering illegal the consummation of the Share Purchase, and no law shall have been enacted or enforced after the date the Joint Share Exchange Agreement was executed rendering illegal or prohibiting the consummation of the Share Purchase; provided that the enforcement of an order or law shall not include the decision by a governmental entity to extend the waiting period or initiate an investigation under antitrust laws or other applicable law.

In addition, ASE’s and HoldCo’s obligations to consummate the Share Purchase are subject to the satisfaction or waiver by ASE and HoldCo of the following additional conditions:

•	all representations and warranties of ours are true and accurate as of the date the Joint Share Exchange Agreement was executed and as of the Effective Time, except to the extent no material adverse effect on us has occurred;

•	we have performed in all material respects all obligations and undertakings required to be performed by it under the Joint Share Exchange Agreement prior to the Effective Time;

•	no material adverse effect to us shall have occurred prior to the Effective Time; and

•	prior to the Effective Time, no force majeure events will have occurred which, individually or in aggregate, result in a decrease in our consolidated net book value by 30% or more, relative to our net book value in its consolidated audited financial statements as of March 31, 2016.

In addition, our obligation to consummate the Share Purchase is subject to the satisfaction or waiver of the following additional conditions:

•	all representations and warranties of ASE are true and accurate as of the date the Joint Share Exchange Agreement was executed and as of the Effective Time, except to the extent no material adverse effect on ASE has occurred;

•	all representations and warranties of HoldCo are true and accurate as of the Effective Time, except to the extent no material adverse effect on HoldCo has occurred;

•	ASE and HoldCo have performed in all material respects all obligations and undertakings required to be performed by each of them under the Joint Share Exchange Agreement prior to the Effective Time;

•	no material adverse effect to ASE will have occurred prior to the Effective Time; and

•	prior to the Effective Time, no force majeure events will have occurred which, individually or in aggregate, result in a decrease in ASE’s consolidated net book value by 30% or more, relative to ASE’s net book value in its consolidated audited financial statements as of March 31, 2016.

The consummation of the Share Purchase is subject to the satisfaction or waiver of all the conditions set forth above on or prior to the Long Stop Date. If the closing of the Share Purchase cannot be completed due to the failure to satisfy the conditions set forth above on or prior to the Long Stop Date, the Joint Share Exchange Agreement will automatically terminate at midnight on the day immediately following the Long Stop Date.

Termination and Events of Default

Termination of Joint Share Exchange Agreement

The Joint Share Exchange Agreement may be terminated prior to the Effective Time by either ASE or us if any of the following occurs:

•	a law, judgment, court order or administrative decision issued by a competent authority restricts or prohibits the consummation of the Share Purchase, and such restriction or prohibition has been confirmed and cannot be remedied by amending the Joint Share Exchange Agreement; or

•	the Joint Share Exchange Agreement and Share Purchase are not approved by ASE’s shareholders or our shareholders at their respective shareholder meetings.

The Joint Share Exchange Agreement may also be terminated at any time prior to the Effective Time by ASE if we have breached or failed to perform any of its representations, warranties, undertakings or obligations under the Joint Share Exchange Agreement and such breach leads to the failure to satisfy the conditions to the consummation and is by its nature not capable of being cured, or is not cured by us within 30 business days of receiving written notice of such breach, and is not waived in writing by ASE.

The Joint Share Exchange Agreement may also be terminated at any time prior to the Effective Time by us if ASE has breached or failed to perform any of its representations, warranties, undertakings or obligations under the Joint Share Exchange Agreement and such breach leads to the failure to satisfy the conditions to the consummation and is by its nature not capable of being cured, or is not cured by ASE within 30 business days of receiving written notice of such breach, and is not waived in writing by us.

If the Share Purchase is not consummated on or before the Long Stop Date, the Joint Share Exchange Agreement will automatically terminate at midnight on the day immediately following the Long Stop Date.

Events of Default, Remedies and Liquidated Damages

An event of default will occur if ASE, HoldCo or we breach any of their obligations, undertakings, representations or warranties under the Joint Share Exchange Agreement, and such breach is by its nature not capable of being cured or, if such breach is by its nature capable of being cured, the non-defaulting party requests the defaulting party cure such breach within 15 days and such breach is not cured within 15 days; provided that HoldCo and ASE are jointly and severally liable for breaches committed by either party, and a breach of any representation or warranty made prior to the Effective Time will no longer constitute an event of default as of the Effective Time.

Upon the occurrence of an event of default that prevents the consummation of the Share Purchase on or prior to the Long Stop Date, the non-defaulting Party will be entitled to terminate the Joint Share Exchange Agreement and claim from the defaulting party all necessary expenses incurred in connection with entering into the Joint Share Exchange Agreement and the performance of the obligations thereunder, in addition to any rights, remedies and damages under applicable law, subject to any adjustments for the contributory negligence of the non-defaulting party. The percentage of such contributory negligence may be determined by an expert appraiser appointed by both ASE and us without being determined by arbitration. In addition to any right of termination and claims for expenses, upon the occurrence of certain prescribed material events of default, the non-defaulting party will also be entitled to liquidated damages in the amount of NT$8.5 billion from the defaulting party, subject to adjustments for contributory negligence by the non-defaulting party.

Post-Termination Obligations

Unless ASE terminates the Joint Share Exchange Agreement due to the breach by us, ASE has agreed to comply with the ASE Surviving Covenants and we have agreed to be bound by the provisions relating to a Superior Proposal, and the payment of the break fee, in each case for six (6) months from the date of termination of the Joint Share Exchange Agreement. In addition, ASE has agreed to maintain its position as solely a financial investor in us without intervening with our independent operations during such six (6) month period.

Post-Closing Operation and Corporate Governance

Board and Management of HoldCo

The directors of HoldCo will be comprised of nine to thirteen non-independent directors, appointed at a meeting of HoldCo’s incorporators, and three supervisors, who will be future independent directors. Our chairman and president will each be appointed (non-independent) directors of HoldCo. ASE and we will jointly nominate one independent director, when HoldCo appoints independent directors.

Independent Operation of Our Company

ASE and we have agreed to comply with certain post-closing covenants to ensure the continued independence of us following the consummation of the Share Purchase, including that we will become a wholly owned subsidiary of HoldCo but its independent operations and the competition between ASE and we will be maintained. In addition, subject to applicable law, the duties of our directors and the interests of HoldCo, HoldCo agrees to comply with the following covenants:

•	the operations of we will be managed by the Board, who will maintain control over our organizational documents, personnel, payroll or welfare systems, financial budgets, audit, technology research and development, operations and marketing; and other matters, in each case so as to maintain our independent operations;

•	any matter relating to our rights and obligations will be controlled by the Board or under its authorization, and the operation of our businesses will be conducted by the Board or under its direction;

•	HoldCo will, to the extent that it is capable, provide guaranties, funding or other support sufficient to enable us to obtain financing from third parties (including, but not limited to, guarantee documentation acceptable to financing parties), in order to meet our funding needs, including but not limited to capital expenditure and working capital;

•	our management, employees, current organizational structure, compensation and relevant benefits as of the date of execution of the Joint Share Exchange Agreement will be maintained;

•	for so long as we are a subsidiary of HoldCo, the Board will nominate and appoint our directors and supervisors in its sole discretion (and HoldCo will appoint such candidates), and such directors will not be replaced or otherwise removed without the consent of the Board; and the compensation and benefits of our directors as of the date of execution of the Joint Share Exchange Agreement will be maintained; and

•	HoldCo may not dispose of any shares in us without our consent.

ASE, HoldCo and we have agreed that, following the Effective Time, none of ASE, we or any of the other wholly owned subsidiaries of HoldCo, or any of their directors, managers or agents, without the consent of HoldCo, will offer, agree or enter into any agreement with any third party regarding an Alternate Transaction.

In addition, HoldCo and its subsidiaries (other than ASE and we) will not provide ASE with customer details or competitively sensitive information obtained from us, including but not limited to production and sales costs, product price/quantity and details of suppliers, without our consent and in accordance with applicable antitrust laws.

We have the right to initiate arbitration against HoldCo or its subsidiaries if ASE commits an event of default under the Joint Share Exchange Agreement.

Employee Benefits and Rights

HoldCo has agreed that, for all of our employees as of the Effective Time, HoldCo will ensure that, subject to certain exceptions set forth in the Joint Share Exchange Agreement, they continue to receive existing employee benefits, work under the conditions and be subject to the same personnel regulations. The employment rights for our employees will be protected, except where such employee committed a material breach of applicable law or the personnel regulations of ours.

In addition, HoldCo will reserve a portion of HoldCo’s employee stock options for our management and employees. HoldCo will determine the plan and terms for the issue of employee stock options and the proportion to be reserved for our employees based on the number of employees; each employee’s contribution and performance results, and the profitability of HoldCo’s future subsidiaries. We will determine, in accordance with its personnel regulations, the proportion of such HoldCo’s employee stock options to be distributed to our management and its other employees.

ASE and HoldCo have agreed that our management team may, in its sole discretion and within three months after the completion of the Share Purchase, implement reasonable and appropriate one-off plans to retain members of our management and/or determine whether or not to accept resignations from our employees who choose to resign after the Effective Time and the terms of such resignations; provided that our management team does not violate its duty of loyalty or duty of care.

Expenses

Except as otherwise explicitly provided for in the Joint Share Exchange Agreement, all costs and expenses incurred by the parties in connection with the Share Purchase will be paid by the party incurring such costs and expenses.

Governing Law and Jurisdiction

The Joint Share Exchange Agreement is governed by and is to be construed, in all respects, with the law of ROC, including as to interpretation, effectiveness and performance. The parties have agreed to submit disputes arising out of the Joint Share Exchange Agreement to the Chinese Arbitration Association in Taipei.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2016 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2016, sales in the amount of US$2,224.9 million were denominated in U.S. dollars. In 2016, material purchases in the amounts of US$535.7 million and ¥4,829 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2016, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$818.1 million. As of December 31, 2016, we also had accounts payable, convertible bonds and other liabilities denominated in U.S. dollars and the Japanese yen of US$709.9 million and of ¥4,435 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. Based on a sensitivity analysis performed on our financial position as of December 31, 2016, a hypothetical, unfavorable 1% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have increased our net unrealized gains by NT$22 million. The table below presents our financial instruments with material foreign exchange risk as of December 31, 2016:

Expressed in US$ amount	Expected Maturity Date
(in millions)	2017	2018	2019	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit (NTD functional currency)	345.3	—	—	—	345.3	345.3
Time Deposit (RMB functional currency)	14.0	—	—	—	14.0	14.0
Liabilities:
Short-term Loans (RMB functional currency)	85.0	—	—	—	85.0	85.0
Long-term Loans (NTD functional currency)	33.5	—	—	—	33.5	33.5
Unsecured overseas convertible bonds (NTD functional currency)	412.2	—	—	—	412.2	396.3

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. The table below presents our financial instruments with material interest rate risk as of December 31, 2016:

Expressed in US$ amount	Expected Maturity Date
(in millions)	2017	2018	2019	Thereafter	Total	Fair value
On-balance sheet financial instruments
Liabilities:
Short-term Loans	85.0	—	—	—	85.0	85.0
Long-term Loans (1)	114.8	88.0	183.9	231.1	617.8	617.8

(1)	Our long-term borrowings had a weighted average interest rate of 1.4357% per annum during 2016.

As of December 31, 2015 and 2016, if the interest rate had been increased or decreased by 10 points, income before income tax for the period would have been NT$17 million and NT$21 million (US$0.7 million) higher or lower, respectively.

Commodity Price Risk

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. We generally do not entered into long-term supply agreements and our purchase of raw materials is on a purchase order basis at the prevailing market price. In addition, we do not employ financial instruments to hedge such commodity price risk. Therefore, in order to effectively mitigate the risk, we have continued to implement measures to reduce our dependency on gold wire, such as the development of copper wire bonding process. As of December 31, 2016, we did not hold material gold wire inventory. As a result, we believe we were not exposed to significant commodity price risk.

Other Price Risk

Our exposure to other market risk relates primarily to our investments in publicly-traded stock. Pursuant to the objective of strategic investments, we are exposed equity securities price risk in public market because of investments held by us and classified on the consolidated balance sheet as available-for-sale financial assets. As of December 31, 2016 if the market price had increased or decreased by 10% with all other variables held constant, other comprehensive income would have increased or decreased by NT$353 million (US$10.9 million).

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

Payments by Depositary

In 2016, we received the following payments (subject to applicable withholding tax) from JPMorgan Chase Bank, N.A.:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	66.1
Reimbursement of legal and consulting fees	85.2
Reimbursement of listing fees	468.0
Reimbursement of proxy process expenses	560.3
Reimbursement of SEC filing and maintenance fees	355.0

Total	1,534.6

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2014, 2015 and 2016.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934, as amended, as of December 31, 2016. Based on that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards as issued by IASB. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 utilizing the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2016, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2016, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2015 and 2016.

	2015	2016	2016
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	20,541	23,717	732.0
Audit-related Fees(2)	—	6,553	202.3
Tax Fees(3)	4,805	5,890	181.8
All Other Fees(4)	50	2,252	69.5

Total	25,396	38,412	1,185.6

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees.”
(3)	Tax fees include fees billed for tax compliance services and tax advice services.
(4)	All other fees consist of fees billed for professional consulting services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2015 and 2016 were pre-approved by our audit committee.

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

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits

*1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on May 16, 2016 (English translation)

2.1	Form of the Third Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., JPMorgan Chase Bank, N.A., as Depositary, and the Holders of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts(1)

4.1	License Agreement with Flip Chip Technologies, L.L.C.(2)

4.2	Share Subscription Agreement with Tsinghua Unigroup Ltd. (English translation)(3)

*4.3	Termination Agreement with Tsinghua Unigroup Ltd. (English translation)

*4.4	Joint Share Exchange Agreement with Advanced Semiconductor Engineering, Inc. (English translation)

*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.

11.1	Code of Ethics(4)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*99.1	Consent of PricewaterhouseCoopers, Taiwan

*	filed herewith.
(1)	Incorporated by reference to Exhibit 99.(A) to our Registration Statement on Form F-6 (File No. 333-201043) filed with the SEC on December 18, 2014.
(2)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(3)	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F filed with the SEC on April 25, 2016.
(4)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Eva Chen
Name:	Eva Chen
Title:	Chief Financial Officer

Date: April 11, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

        Siliconware Precision Industries Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd., and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 23, 2017

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	As of December 31,
	Note	2015	2016
		NT$	NT$	US$ (Note 4)
Current Assets
Cash and cash equivalents	6,12	$25,191,374	$24,476,270	$755,440
Available-for-sale financial assets, current	10, 12, 37	1,067,204	178,176	5,499
Notes receivable, net	12	11,403	23,591	728
Accounts receivable, net	7, 12, 35	15,825,728	17,354,883	535,645
Other receivables	12	473,431	581,630	17,952
Inventories	8	4,502,319	6,498,832	200,581
Non-current assets held for sale	9, 13	—	387,503	11,960
Other current assets-other	12, 32	1,713,753	950,410	29,334

		48,785,212	50,451,295	1,557,139

Non-current Assets
Available-for-sale financial assets, non-current	10, 12, 37	5,526,412	3,615,658	111,594
Investments accounted for using the equity method	11	2,522,658	2,401,531	74,121
Property, plant and equipment	13	64,305,608	65,380,409	2,017,914
Intangible assets	14	192,774	175,862	5,428
Deferred income tax assets	27	912,054	752,712	23,232
Other non-current assets-other	12	964,534	949,840	29,316

		74,424,040	73,276,012	2,261,605

TOTAL ASSETS		$123,209,252	$123,727,307	$3,818,744

Current Liabilities
Short-term loans	12, 18	$2,790,125	$2,741,250	$84,606
Financial liability at fair value through profit or loss - current	12, 15, 37	1,798,920	773,908	23,886
Accounts payable	12	6,942,527	8,194,647	252,921
Other payables	12, 16, 29	11,512,740	11,896,517	367,176
Current income tax liabilities	27	911,324	653,222	20,161
Current portion of convertible bonds	12, 17, 37	—	12,712,651	392,366
Current portion of long-term loans	12, 18	5,991,128	3,500,747	108,048
Other current liabilities-other	12	730,475	615,497	18,997

		30,677,239	41,088,439	1,268,161

Non-current Liabilities
Convertible bonds	12, 17, 37	12,627,311	—	—
Long-term loans	12, 18	7,858,036	14,840,000	458,025
Deferred income tax liabilities	27	334,585	264,360	8,159
Other non-current liabilities	12, 19, 22	2,182,856	2,414,050	74,508

		23,002,788	17,518,410	540,692

Total Liabilities		53,680,027	58,606,849	1,808,853

Shareholders’ Equity
Capital stock	20	31,163,611	31,163,611	961,840
Capital reserve	21	15,758,358	12,641,997	390,185
Retained earnings	22
Legal reserve		9,967,775	10,844,001	334,691
Unappropriated earnings		9,132,550	9,337,450	288,193
Accumulated Other Comprehensive Income	23	3,506,931	1,133,399	34,982

Total Shareholders’ Equity		69,529,225	65,120,458	2,009,891

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$123,209,252	$123,727,307	$3,818,744

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

		For the years ended December 31,
	Note	2014	2015	2016
		NT$	NT$	NT$	US$
					(Note 4)
Operating Revenues		$83,071,441	$82,839,922	$85,111,913	$2,626,911
Operating Costs	8, 14, 24	(62,081,265)	(61,230,622)	(65,762,191)	(2,029,697)

Gross Profit		20,990,176	21,609,300	19,349,722	597,214

Operating Expenses	14, 24
Selling expenses		(937,884)	(944,499)	(1,024,689)	(31,626)
General and administrative expenses		(2,605,527)	(3,671,161)	(3,495,613)	(107,889)
Research and development expenses		(3,625,622)	(3,739,109)	(4,043,290)	(124,793)

		(7,169,033)	(8,354,769)	(8,563,592)	(264,308)

Other income and expenses	25	284,251	(255,817)	(117,006)	(3,612)
Operating Profit		14,105,394	12,998,714	10,669,124	329,294
Non-operating Income and Expenses
Interest income		155,804	155,524	148,484	4,583
Other gains and losses	11, 26	483,325	57,553	(104,365)	(3,221)
Finance costs		(403,468)	(565,450)	(562,337)	(17,356)
Impairment loss of available-for-sale equity securities	10	—	(1,856,442)	—	—
Share of (losses) gains of associates and joint ventures accounted for using the equity method	11	(171,591)	(183,708)	3,221	99
Impairment losses of investments accounted for using the equity method		(442,385)	—	—	—
Dividends income		223,235	347,408	277,798	8,574
Gains on disposal of investments	10, 11	639,103	127,291	217,199	6,704
(Losses)/ Gains on financial liabilities at fair value through profit or loss	15	(321,233)	(703,368)	1,025,012	31,636

		162,790	(2,621,192)	1,005,012	31,019

Income before Income Tax		14,268,184	10,377,522	11,674,136	360,313
Income Tax Expense	22, 27	(3,050,097)	(1,366,059)	(1,867,199)	(57,630)

Net Income		$11,218,087	$9,011,463	$9,806,937	$302,683

Other Comprehensive Income	23, 27
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements		555,285	(227,905)	(908,801)	(28,049)
Unrealized gain (loss) on available-for-sale financial assets		2,948,369	(549,845)	(1,469,105)	(45,343)
Share of other comprehensive income of associates and joint ventures		—	—	(121,957)	(3,764)
Income tax relating to items that may be reclassified to profit or loss		(165,478)	20,244	273,910	8,454

		3,338,176	(757,506)	(2,225,953)	(68,702)

Items that will not be reclassiflied to profit or loss
Remeasurements of post-employment benefit obligations		(53,911)	(179,842)	(177,806)	(5,488)
Income tax relating to items that will not be reclassified to profit or loss		9,165	30,572	30,227	933

		(44,746)	(149,270)	(147,579)	(4,555)

Other Comprehensive Income (Loss) for the year, net of tax		3,293,430	(906,776)	(2,373,532)	(73,257)

Total Comprehensive Income for the year		$14,511,517	$8,104,687	$7,433,405	$229,426

Net Income Attributable to:
Owners of the parent		$11,218,087	$9,011,463	$9,806,937	$302,683

Total Comprehensive Income Attributable to:
Owners of the parent		$14,511,517	$8,104,687	$7,433,405	$229,426

Earnings Per Share (in New Taiwan dollars)	28
Basic		$3.60	$2.89	$3.15	$0.10

Diluted		$3.57	$2.86	$2.65	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

				Retained Earnings			Other Comprehensive Income
		Capital Stock	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post- employment Benefit Obligations	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
For the year ended December 31, 2014
Balance at January 1, 2014		$31,163,611	$15,758,479	$8,207,777	$244,604	$5,376,927	$884,504	$167,688	$68,085	$61,871,675
Appropriation of earnings for prior years:	22
Legal reserve		—	—	589,228	—	(589,228)	—	—	—	—
Reversal of special reserve		—	—	—	(244,604)	244,604	—	—	—	—
Cash dividends		—	—	—	—	(5,609,450)	—	—	—	(5,609,450)
Net income		—	—	—	—	11,218,087	—	—	—	11,218,087
Other comprehensive income (loss)	23	—	—	—	—	—	2,785,611	552,565	(44,746)	3,293,430

Total comprehensive income		—	—	—	—	11,218,087	2,785,611	552,565	(44,746)	14,511,517

Balance at December 31, 2014		$31,163,611	$15,758,479	$8,797,005	$—	$10,640,940	$3,670,115	$720,253	$23,339	$70,773,742

For the year ended December 31, 2015
Balance at January 1, 2015		$31,163,611	$15,758,479	$8,797,005	$—	$10,640,940	$3,670,115	$720,253	$23,339	$70,773,742
Appropriation of earnings for prior years:	22
Legal reserve		—	—	1,170,770	—	(1,170,770)	—	—	—	—
Cash dividends		—	—	—	—	(9,349,083)	—	—	—	(9,349,083)
Subsidiary’s share issue transaction costs		—	(121)	—	—	—	—	—	—	(121)
Net income		—	—	—	—	9,011,463	—	—	—	9,011,463
Other comprehensive income (loss)	23	—	—	—	—	—	(530,235)	(227,271)	(149,270)	(906,776)

Total comprehensive income		—	—	—	—	9,011,463	(530,235)	(227,271)	(149,270)	8,104,687

Balance at December 31, 2015		$31,163,611	$15,758,358	$9,967,775	$—	$9,132,550	$3,139,880	$492,982	($125,931)	$69,529,225

For the year ended December 31, 2016
Balance at January 1, 2016		$31,163,611	$15,758,358	$9,967,775	$—	$9,132,550	$3,139,880	$492,982	($125,931)	$69,529,225
Appropriation of earnings for prior years:	22
Legal reserve		—	—	876,226	—	(876,226)	—	—	—	—
Cash dividends		—	—	—	—	(8,725,811)	—	—	—	(8,725,811)
Cash distribution from capital reserve	21	—	(3,116,361)	—		—	—	—	—	(3,116,361)
Net income		—	—	—	—	9,806,937	—	—	—	9,806,937
Other comprehensive income (loss)	23	—	—	—	—	—	(1,317,722)	(908,231)	(147,579)	(2,373,532)

Total comprehensive income		—	—	—	—	9,806,937	(1,317,722)	(908,231)	(147,579)	7,433,405

Balance at December 31, 2016		$31,163,611	$12,641,997	$10,844,001	$—	$9,337,450	$1,822,158	($415,249)	($273,510)	$65,120,458

Balance at December 31, 2016, in US$	4	$961,840	$390,185	$334,691	$—	$288,193	$56,240	($12,816)	($8,442)	$2,009,891

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2014	2015	2016
		NT$	NT$	NT$	US$
					(Note 4)
Cash flows from operating activities
Consolidated income before tax		$14,268,184	$10,377,522	$11,674,136	$360,313
Adjustments to reconcile consolidated income before tax to net cash provided by operating activities:
Depreciation	13, 24	11,840,340	12,903,772	12,905,830	398,328
Amortization	14, 24	595,475	610,213	385,360	11,894
Losses/ (Gains) on financial liabilities at fair value through profit or loss	15	321,233	703,368	(1,025,012)	(31,636)
Interest expense		403,080	564,540	561,613	17,334
Interest income		(155,804)	(155,524)	(148,484)	(4,583)
Dividend income		(223,235)	(347,408)	(277,798)	(8,574)
Share of losses (gains) of associates and joint ventures accounted for using the equity method	11	171,591	183,708	(3,221)	(99)
Impairment loss of investments accounted for		442,385	—	—	—
using the equity method
Impairment loss of available-for-sale financial assets		—	1,856,442	—	—
Gains on reversal of impairment loss of non-financial assets		—	(134,992)	—	—
Gains on disposal of property, plant and equipment	25	(287,947)	(31,293)	(32,615)	(1,007)
Gains on disposal of investment	10, 11	(639,103)	(127,291)	(217,199)	(6,704)
Impairment loss on property, plant and equipment	25	63,722	64,996	91,247	2,816
Foreign currency exchange loss (gain) on convertible bonds payable		516,543	451,156	(221,082)	(6,823)
Foreign currency exchange loss (gain) on long-term loan		581,518	(28,790)	(105,712)	(3,263)
Premium from merger of available-for-sale financial assets	10, 29	—	—	(51,923)	(1,602)
Changes in assets and liabilities related to the operation
Notes receivable		7,290	(1,325)	(13,195)	(407)
Accounts receivable		(3,043,597)	2,658,604	(1,794,834)	(55,396)
Other receivables		(152,479)	295,714	1,301	40
Inventories		(696,646)	(132,271)	(1,321,346)	(40,782)
Other current assets-other		(73,773)	(384,471)	(2,590)	(80)
Other non-current assets-other		43,354	(95,494)	23,405	722
Accounts payable		707,657	(321,445)	1,359,898	41,972
Other payables		1,191,269	410,903	392,429	12,112
Other current liabilities		270,943	30,821	(23,780)	(734)
Other non-current liabilities		(4,361)	(6,277)	58,033	1,791

Cash provided by operations		26,147,639	29,345,178	22,214,461	685,632
Interest received		146,544	162,742	150,419	4,642
Dividend received		223,478	347,408	277,798	8,574
Interest paid		(343,152)	(257,415)	(247,829)	(7,649)
Income tax paid		(1,229,336)	(2,813,747)	(1,550,297)	(47,849)

Net cash provided by operating activities		24,945,173	26,784,166	20,844,552	643,350

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2014	2015	2016
		NT$	NT$	NT$	US$
					(Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	10	$674,622	$—	$1,454,403	$44,889
Proceeds from disposal of investments accounted for using the equity method	11	—	29,645	—	—
Acquisition of investments accounted for using the equity method	11	(63,818)	(2,400,000)	—	—
Acquisition of property, plant, and equipment	29	(19,560,740)	(13,855,431)	(15,295,121)	(472,071)
Proceeds from disposal of property, plant, and equipment		315,556	111,274	167,021	5,155
Increase in refundable deposits		(19,555)	(162,225)	(561,010)	(17,315)
Decrease in refundable deposits		10,350	65,326	237,007	7,315
Acquisition of intangible assets	14	(65,802)	(112,692)	(71,011)	(2,192)
(Increase) decrease in pledged deposits	32	(2,900)	(44,800)	27,000	833
Increase in other non-current assets		(530,516)	(218,536)	—	—

Net cash used in investing activities		(19,242,803)	(16,587,439)	(14,041,711)	(433,386)

Cash flows from financing activities
Proceeds from long-term loans		3,850,000	2,500,000	9,000,000	277,778
Repayment of long-term loans		(3,178,166)	(8,235,833)	(4,228,721)	(130,516)
Proceeds from the issuance of convertible bonds		12,089,536	—	—	—
Payment for issuance of subsidiary’s stock		—	(121)	—	—
Increase in deposit-in		146,993	65,112	35,889	1,107
Decrease in deposit-in		(6,747)	(76,366)	(126,329)	(3,899)
Payment for cash dividends and cash distribution from capital reserve	21, 22	(5,609,436)	(9,349,083)	(11,842,172)	(365,499)

Net cash provided by (used in) financing activities		7,292,180	(15,096,291)	(7,161,333)	(221,029)

Effect on foreign currency exchange		184,916	(63,775)	(356,612)	(11,007)

Net increase (decrease) in cash and cash equivalents		13,179,466	(4,963,339)	(715,104)	(22,072)
Cash and cash equivalents at the beginning of the year		16,975,247	30,154,713	25,191,374	777,512

Cash and cash equivalents at the end of the year	6	$30,154,713	$25,191,374	$24,476,270	$755,440

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

2.	The Date of Authorization for Issuance of the Consolidated Financial Statements and Procedures for Authorization

The consolidated financial statements have been authorized for issue by the Audit Committee on March 23, 2017.

3.	The Adoption of New and Amended Standards and Interpretations

A.	New Standards and Interpretations Not Yet Adopted

New Standards, Amendments, and Interpretations	Content	Effective Date
IFRS 15, ‘Revenue from contracts with customers’ and amendments	The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The amendments to IFRS 15 clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.	January 1, 2018

IFRS 9, ‘Financial instruments’	The complete version of IFRS 9 was issued in July 2014 . It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.	January 1, 2018

IFRS 16, ‘Leases’	‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.	January 1, 2019

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

At this stage, the Company and its subsidiaries (the “Group”) is assessing the potential impact of the new rules on the Group’s financial statements. The Group will continue in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the standards or interpretations. The related impact will be disclosed when the Group completes the evaluation.

The Group does not expect to early adopt the new standards before 1 January 2018.

B.	New Standards and Interpretations Adopted

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016:

•	Accounting for acquisitions of interests in joint operations-Amendments to IFRS 11

•	Clarification of acceptable methods of depreciation and amortisation-Amendments to IAS 16 and IAS 38

•	Annual improvements to IFRSs 2012-2014 cycle, and

•	Disclosure initiative-amendments to IAS 1.

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

4.	Summary of Significant Accounting Policies

(1)	Basis of Preparation

A.	Compliance with IFRS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and the interpretations of the IFRS interpretations committee (“IFRIC”). The accompanying consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

B.	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for the following:

•	available-for-sale financial assets, financial assets and liabilities (including derivative instruments) - measured at fair value

•	defined benefit pension plans - net amount of pension fund assets less present value of defined benefit obligation measured at fair value.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2015	2016
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%
The Company	Siliconware Investment Co., Ltd	Investment activities	100%	100%
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

(3)	Segment Reporting

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

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2016 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$32.40 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(5)	Classification of Current and Noncurrent Assets / Liabilities

A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as noncurrent assets:

(a)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operation cycle;

(b)	Assets held mainly for trading purposes;

(c)	Assets expected to be realized within twelve months from the balance sheet date;

(d)	Cash or cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as noncurrent liabilities:

(a)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

(b)	Liabilities arising mainly from trading activities;

(c)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(d)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

(6)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, time deposits that meet operating short-term cash commitments and that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, and other short-term highly liquid investments.

(7)	Accounts Receivable

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

(8)	Inventories

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(9)	Non-current Assets Held for Sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

(10)	Financial Assets

A.	Classification

The classification depends on the nature and purpose of acquiring the financial assets and the classification is determined at the time of initial recognition.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(c)	Loans and receivables are subsequently carried at amortized cost using the effective interest method. The interest arising subsequently is recognized in “interest income” in the statement of comprehensive income.

(d)	When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as “gains and losses from investment securities” and “impairment losses”, respectively.

C.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

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

ii.	That loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment includes:

i.	The debtor or the issuer is experiencing significant financial difficulty;

ii.	Default or delinquency in interest or principal payment;

iii.	Concessions made to the insolvent debtor by creditors owing to economic or legal considerations;

iv.	The probability that the debtor or debtors will enter bankruptcy or other financial reorganization;

v.	The disappearance of an active market for that financial asset because of financial difficulties;

vi.	Where observable data indicates that there is a measurable decrease in the estimated future cash flow, such as:

•	The repayment condition of the debtor to the Group of assets deteriorated

•	Changes in areas or economic conditions that correlate with defaults

(b)	The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. For these assets, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the allowance account and the amount of the loss is recognized in the consolidated statement of comprehensive income. In a subsequent period, if the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

(20)	Derecognition of financial liabilities

A.	The Group derecognizes a financial liability from its balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

B.	The Group derecognizes an original financial liability and recognizes a new financial liability if the terms of an existing financial liability have substantial modifications and such modifications make significant differences (10%) to the original terms. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

(21)	Income Tax

A.	The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statment, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

B.	The current income tax is calculated on the basis of the tax law enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

C.	Additional 10% undistributed earnings tax is estimated and recognized during the period when income is earned.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

The present value of the pension obligations is determined on an actuarial basis. When calculating the present value of defined pension obligations, the Company must apply judgments and estimates to determine a number of actuarial assumptions, including discount rate and future salary growth rate. Any changes in these assumptions could significantly impact the carrying amount of defined pension obligations. For relevant sensitivity analysis, please refer to Note 19.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Fair Value of Derivatives and Other Financial Instruments

The fair value of derivatives and other financial instruments that are not traded in active market is determined by using valuation techniques. The Group applies professional judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For valuing these derivatives and other financial instruments, the Group maximizes the use of observable market data where it is available and rely as little as possible on entity specific estimates. For sensitivity analyses, please refer to Note 37C(4).

(3)	Impairment of available-for-sale equity investments

The Company follows the guidance of IAS 39 to determine when an available-for-sale equity investment is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and short-term business outlook for the investee. If the declines in fair value below cost were considered significant or prolonged, the Company would transfer the accumulated fair value adjustments recognized in equity on the impaired available-for-sale financial assets to the statement of comprehensive income. Please refer to Note 10.

6.	Cash and Cash Equivalents

	As of December 31,
	2015	2016
	NT$	NT$
Cash on hand and petty cash	1,008	1,072
Cash equivalents	4,145	—
Savings accounts and checking accounts	3,825,387	3,876,568
Time deposits	21,360,834	20,598,630

	25,191,374	24,476,270

7.	Accounts Receivable, Net

	As of December 31,
	2015	2016
	NT$	NT$
Accounts receivable	15,841,479	17,359,584
Less: Allowance for sales discounts	(14,056)	(3,006)
Allowance for doubtful accounts	(1,695)	(1,695)

	15,825,728	17,354,883

The Group assessed the carrying value of receivables mentioned above are highly likely to be recovered; therefore the credit risk is low. Please refer to Note 35 B for relevant analysis.

Movements on the Group’s allowance for doubtful accounts are as follows:

	For the years ended December 31,
	2015	2016
	NT$	NT$
Balance at January 1 and December 31	1,695	1,695

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

8.	Inventories

	As of December 31,
	2015	2016
	NT$	NT$
Raw materials and supplies	3,914,377	5,885,054
Work in process	587,942	613,778

	4,502,319	6,498,832

Amounts recognized in profit or loss are as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Expense / loss incurred related to inventories :
Cost of goods sold	62,070,282	61,196,890	65,744,357
Decline in market value and loss on obsolescence	31,258	20,320	54,853
Others	(20,275)	13,412	(37,019)

	62,081,265	61,230,622	65,762,191

9.	Non-current Assets Held for Sales

	As of December 31,
	2015	2016
	NT$	NT$
Plant held for sale	—	387,503

On November 3, 2016, the Board of Directors of the Company resolved to sale the plant and its affiliated equipment of Hsinchu facility phase II (No.15/17, Park Ave. 2, Science-Based Industrial Park, Hsinchu). On December 16, 2016, the Company entered into an agreement to sell the plant to a non-related party. As of December 31, 2016, the Company has not transferred the title of the plant.

10.	Available-for-sale Financial Assets

	As of December 31,
	2015	2016
Current Item:	NT$	NT$
Common Stock	1,067,204	—
Fund	—	178,176

	1,067,204	178,176

Non-current Items:
Common Stock	5,336,887	3,087,019
Depositary Shares	—	528,639
Fund	189,525	—

	5,526,412	3,615,658

A.	The Company disposed 1,225 thousand shares of available-for-sale financial assets and recognized gains on disposal of $639,103 for the year ended December 31, 2014.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	In 2015, the stock price of domestic listed stocks declined significantly below its cost. The company recognized impairment loss of $1,856,442 as a result of the decline in stock price. These impaired equity securities were subsequently sold in February 2016 and recognized gains on disposal of $10,256. Accordingly, they were classified from non-current to current assets as of December 31, 2015. The foreign fund matured in one year was classified from non-current to current assets in the second quarter of 2016. The Company disposed common stock of available-for-sale financial assets and recognized gains on disposal of $206,943 in the third quarter of 2016.

C.	On October 20, 2016, the Board of Directors of ChipMOS Technologies Inc., have approved that October 31, 2016 is the merger date, with ChipMOS Technologies Inc., be the surviving company. Under the agreement, Shareholders of ChipMOS Technologies (Bermuda) Ltd., will receive US$3.71 dollars in cash and 0.9355 share of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS will represent 20 new common shares to be issued by ChipMOS Technologies Inc. The Company regarded the merger as a business reorganization in substance and recognized only the premium from the merger of $51,923 as other income.

11. Investments Accounted for Using the Equity Method

		Carrying Amount		% of ownership interest
Associates	Registration	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
		NT$	NT$
Individually immaterial:
Yann Yuan Investment Co., Ltd	Taiwan, R.O.C.	2,399,910	2,383,512	33.33%	33.33%
ASM Advanced Packaging Materials Pte. Ltd. (AAPM)	Singapore	122,748	18,019	39.00%	39.00%

		2,522,658	2,401,531

A.	The Company acquired common shares of AcSiP Technology Corp. (AcSiP) to upgrade assembly related technology. In December 2015, the Company disposed all of its shareholdings in AcSip and recognized a disposal gain of $1,059.

B.	In December 2015, Siliconware Investment Co., Ltd. (which is the Company’s subsidiary) invested in Yann Yuan Investment Co., Ltd with cash of $2,400,000.

C.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired the shares in Interconnect, as of September 30, 2015, the carrying amount of investment in Interconnect was $0 and unrecognized share of loss was $133,583 due to the sustained losses of Interconnect. In October 2015, Interconnect sold major assets and liabilities to a newly established company, AAPM, in exchange for cash and 39% interests in AAPM. Concurrently, another third party shareholder contributed cash to acquire 61% interests in AAPM. As a result, the Company evaluated the recoverable amounts of investment in Interconnect using the fair value less cost of disposal model, and reversed the previous impairment charges in “other gains and losses” amounted to $134,992 (Note 26). The recoverable amount was determined by referencing to AAPM’s per share price issued to the third party shareholder, therefore, it is considered a Level 2 non-recurring fair value measurement. The Company also recognized previously unrecognized share of loss in Interconnect amounted to $133,583. Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to the Company as capital return. Accordingly, the Company derecognized the investment in Interconnect and recognized a disposal gain of $139,567.

D.	Set out below are the aggregate carrying value and aggregate amount of the Company’s share of operating results of individually immaterial associates.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the years ended December 31,
	2014 (Note)	2015	2016
	NT$	NT$	NT$
Net (Loss) Income	(171,591)	(183,708)	3,221
Other Comprehensive Income (Loss)	12,121	1,304	(112,797)

Total Comprehensive Loss	(159,470)	(182,404)	(109,576)

Note: Since Interconnect has been reclassified from “Joint Venture” to “Associate,” related financial information for the fiscal year 2014 is disclosed in “Investments in Associates.”

E.	Yann Yuan Investment Co., Ltd held 0 and 45,900 thousands shares of SPIL’s common stock as of December 31, 2015 and 2016, respectively.

12. Financial Instruments by Category

	As of December 31,
	2015	2016
	NT$	NT$
Financial Assets
Loans and receivables
Cash and cash equivalents	25,191,374	24,476,270
Notes receivable	11,403	23,591
Accounts receivable	15,825,728	17,354,883
Other receivables	473,431	581,630
Time deposit pledged as collateral (shown as other current assets-other)	384,400	357,400
Refundable deposit (shown as other non-current assets-other)	185,834	501,924
Available-for-sale financial assets, current	1,067,204	178,176
Available-for-sale financial assets, non-current	5,526,412	3,615,658

	48,665,786	47,089,532

Financial Liabilities
Financial liabilities at amortised cost
Short-term loans	2,790,125	2,741,250
Accounts payable	6,942,527	8,194,647
Other payables	11,512,740	11,896,517
Receipts under custody (shown as other current liabilities-other)	94,442	76,231
Deposit received (shown as other current liabilities-other and other non-current liabilities)	130,180	38,907
Convertible bonds (including the current portion)	12,627,311	12,712,651
Long-term loans (including the current portion)	13,849,164	18,340,747
Long-term payable (shown as other non-current liabilities)	177,525	63,215
Financial liability at fair value through profit or loss	1,798,920	773,908

	49,922,934	54,838,073

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

13.	Property, Plant and Equipment

A.	Carrying amount by category:

	As of December 31,
	2015	2016
	NT$	NT$
Land	2,903,192	2,903,192
Buildings	19,663,930	19,939,679
Machinery and equipment	33,130,757	32,145,342
Other equipment	4,498,187	4,674,862
Construction in progress and equipment awaiting for inspection	4,109,542	5,717,334

	64,305,608	65,380,409

B.	Movement from period beginning to period end

(a)	From January 1, 2014 to December 31, 2014

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	21,020,767	329,570	(330)	1,308,922	130,423	22,789,352
Machinery and equipment	68,744,533	8,966,134	(7,902,085)	1,582,215	531,809	71,922,606
Other equipment	6,876,500	813,781	(581,141)	451,234	69,499	7,629,873
Construction in progress and equipment awaiting for inspection	3,583,051	9,760,058	(1,342)	(3,357,944)	34,822	10,018,645

	103,128,043	19,869,543	(8,484,898)	(15,573)	766,553	115,263,668

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

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	8,209,595	1,398,880	—	(331)	(758)	29,286	9,636,672
Machinery and equipment	36,244,935	9,504,967	56,349	(7,894,369)	9,873	311,548	38,233,303
Other equipment	3,476,762	936,493	7,373	(579,130)	(9,115)	40,639	3,873,022

	47,931,292	11,840,340	63,722	(8,473,830)	—	381,473	51,742,997

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(b)	From January 1, 2015 to December 31, 2015

i. Cost
		Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at December 31
		NT$	NT$	NT$	NT$	NT$	NT$
Land		2,903,192	—	—	—	—	2,903,192
Buildings		22,789,352	1,423,338	—	6,798,051	(57,827)	30,952,914
Machinery and equipment		71,922,606	7,675,210	(7,055,018)	2,074,177	(232,752)	74,384,223
Other equipment		7,629,873	1,192,144	(629,015)	737,087	(29,765)	8,900,324
Construction in progress and equipment awaiting for inspection		10,018,645	3,719,296	—	(9,609,315)	(19,084)	4,109,542

		115,263,668	14,009,988	(7,684,033)	—	(339,428)	121,250,195

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	9,636,672	1,665,873	—	—	—	(13,561)	11,288,984
Machinery and equipment	38,233,303	10,086,128	46,198	(6,977,590)	966	(135,539)	41,253,466
Other equipment	3,873,022	1,151,771	18,798	(623,394)	(966)	(17,094)	4,402,137

	51,742,997	12,903,772	64,996	(7,600,984)	—	(166,194)	56,944,587

(c)	From January 1, 2016 to December 31, 2016

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	30,952,914	1,445,512	(83,778)	428,540	(220,178)	32,523,010
Machinery and equipment	74,384,223	7,815,011	(7,204,489)	1,542,650	(962,141)	75,575,254
Other equipment	8,900,324	1,283,475	(713,787)	342,751	(120,433)	9,692,330
Construction in progress and equipment awaiting for inspection	4,109,542	4,703,546	(420)	(2,984,597)	(110,737)	5,717,334

	121,250,195	15,247,544	(8,002,474)	(670,656)	(1,413,489)	126,411,120

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	11,288,984	1,715,407	—	(83,778)	(278,570)	(58,712)	12,583,331
Machinery and equipment	41,253,466	9,849,149	72,655	(7,155,398)	3,407	(593,367)	43,429,912
Other equipment	4,402,137	1,341,274	18,592	(663,349)	(9,450)	(71,736)	5,017,468

	56,944,587	12,905,830	91,247	(7,902,525)	(284,613)	(723,815)	61,030,711

C.	There is no interest capitalized for the years ended December 31, 2014, 2015 and 2016.

D.	For idle equipment, the Group adopted fair value less cost of disposal method to measure their recoverable amount and recognized impairment loss of $63,722, $64,996 and $91,247 for the years ended December 31, 2014, 2015 and 2016, respectively. The recoverable amount of major impaired property, plant and equipment is determined based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a level 2 input in terms of IFRS 13 because the secondary market is not very active.

E.	The Company reclassified the plant held for sale as non-current assets held for sale with cost of $670,656 and accumulated depreciation of $284,613.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

14.	Intangible Assets

A.	Carrying amount by category:

	As of December 31,
	2015	2016
	NT$	NT$
License Fee	53,569	31,460
Software	139,205	144,402

	192,774	175,862

B.	Movement from period beginning to period end

(a)	From January 1, 2014 to December 31, 2014

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	582,504	32,177	(6,543)	—	608,138
Software	235,713	33,625	(95,368)	888	174,858

	818,217	65,802	(101,911)	888	782,996

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	325,384	115,035	(6,543)	—	433,876
Software	137,520	57,506	(95,368)	292	99,950

	462,904	172,541	(101,911)	292	533,826

(b)	From January 1, 2015 to December 31, 2015

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	608,138	—	(495,890)	—	112,248
Software	174,858	112,692	(84,826)	(410)	202,314

	782,996	112,692	(580,716)	(410)	314,562

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	433,876	120,693	(495,890)	—	58,679
Software	99,950	48,111	(84,826)	(126)	63,109

	533,826	168,804	(580,716)	(126)	121,788

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(c)	From January 1, 2016 to December 31, 2016

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	112,248	—	(4,354)	—	107,894
Software	202,314	71,011	(32,320)	(1,818)	239,187

	314,562	71,011	(36,674)	(1,818)	347,081

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	58,679	22,109	(4,354)	—	76,434
Software	63,109	64,616	(32,320)	(620)	94,785

	121,788	86,725	(36,674)	(620)	171,219

For the years ended December 31, 2014, 2015 and 2016, amortizations of $7,441, $14,208 and $24,539 are included in “operating cost”, and amortizations of $165,100, $154,596 and $62,186 are included in “operating expense” in the statement of comprehensive income.

15.	Financial Liabilities at Fair Value Through Profit or Loss

As of December 31, 2015 and 2016, the detail of financial liabilities at fair value through profit or loss is as follow:

	As of December 31,
	2015	2016
	NT$	NT$
Conversion option, redemption option and put option of convertible bonds upon initial recognition(Note 17)	774,319	774,319
Valuation adjustments	1,024,601	(411)

	1,798,920	773,908

For the years ended December 31, 2015 and 2016, the Company recognized net losses of $703,368 and gains of $1,025,012 on financial liabilities at fair value through profit or loss, respectively.

16.	Other Payables

	As of December 31,
	2015	2016
	NT$	NT$
Payables for equipment	3,576,455	3,486,635
Payables for employees’ compensations	3,929,214	3,880,980
Others	4,007,071	4,528,902

	11,512,740	11,896,517

Others represent individually insignificant items such as supplies, maintenance charges, professional service fees and etc., which are presented on an aggregate basis.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

17.	Convertible Bonds

As of December 31, 2015 and 2016, the detail of convertible bonds is as follow:

	As of December 31,
	2015	2016
	NT$	NT$
Unsecured overseas convertible bonds	13,821,965	13,580,212
Less: Discounts on bonds payable	(1,194,654)	(867,561)
Current portion	—	(12,712,651)

	12,627,311	—

In October 2014, the Company issued the fourth unsecured overseas convertible bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with a maturity of 5 years, with par value of US$250 thousand or in any integral multiples thereof.

Key terms and conditions of the Bonds are as follows:

A.	Each holder of the Bonds has the right to convert at any time starting from the day immediately following 40 days after the issue date to 10 days prior to the maturity date, except during legal lock-up period, into newly issued listed common shares or American Depository shares (“ADSs”) at the conversion price NT$53.1038 dollars, determined on the basis of a fixed exchange rate of US$1 to NT$30.392 (in dollar). The conversion price was adjusted to $45.7579 dollars as of December 31, 2016.

B.	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed by the Company on the maturity date at an amount equal to 105.11% of the principals, with repayment made in US dollars.

C.	Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) at 103.04% of the principal amount on the third anniversary of the issuance date or (2) at principal amount plus 1% interest compounded semiannually (“Early Redemption Amount”) in the event of a change in control or delisting.

D.	The Company may redeem the Bonds in whole or in part, from 3 years after the issuance date, at a price equal to the Early Redemption Amount, provided that the closing price of the Company’s common shares on the Taiwan Stock Exchange, converted into US dollars at the prevailing exchange rate, on 20 trading days within a period of 30 consecutive trading days, is at least 130% of the Early Redemption Amount divided by the conversion ratio. The Company may, in whole but not in part, redeem all of the Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds have been previously redeemed, converted, or repurchased or cancelled, or in the event of changes in the R.O.C.’s tax rules which result in significant unfavorable tax consequences to the Company.

E.	The Bonds contained a debt host contract, recognized as convertible bonds, and the Bonds Options were aggregately recognized as financial liabilities at fair value through profit or loss. The effective interest rate of the debt host contract was 2.407% and the aggregate fair value of the Bonds Options was $774,319 on initial recognition.

18.	Loans

A.	Short-term Loans

	As of December 31,
	2015	2016
	NT$	NT$
Credit loans	2,790,125	2,741,250

Interest rates	1.3130%	1.6440%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Long-term Loans

Loan period and repayment method	As of December 31,
	2015	2016
	NT$	NT$
Syndicated bank loans:
2012.08.10-2017.08.10 Including US$116,667 thousand and US$33,333 thousand respectively. Repayables in 6 semi- annually installments starting from February 2015	6,006,750	2,162,333
Other bank loans:
2013.12.31-2016.12.31 Extendible to 2019.12.30, Repayables when due	1,500,000	1,500,000
2014.08.11-2018.12.13 Repayables in 5 semi-annually installments starting from December 2016	850,000	680,000
2014.08.11-2018.12.10 Repayables in 6 semi-annually installments starting from June 2016	1,500,000	1,000,000
2014.08.11-2019.08.11 Repayables in 6 semi-annually installments starting from February 2017	1,500,000	1,500,000
2015.07.01-2020.07.01 Repayables in 6 semi-annually installments starting from February 2018	1,500,000	1,500,000
2015.11.13-2020.11.13 Repayables in 6 semi-annually installments starting from June 2018	1,000,000	1,000,000
2016.07.19-2021.01.10 Repayables in 6 semi-annually installments starting from July 2018	—	3,000,000
2016.07.19-2021.07.19 Repayables in 6 semi-annually installments starting from January 2019	—	4,000,000
2016.12.30-2021.12.30 Repayables in 6 semi-annually installments starting from June 2019	—	2,000,000
Less:
Arrangement fee of syndicated loans	(7,586)	(1,586)
Current portion	(5,991,128)	(3,500,747)

	7,858,036	14,840,000

Interest rate	1.2217%-1.6173%	1.1287%-2.3890%

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company entered into syndicated loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank, in August 2012. All long-term loans are with credit periods of five years and are floating interest rate loans.

(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual basis, certain debt covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. For the years ended December 31, 2016, the Company has been in compliance with all the debt covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

19.	Post-employment Benefit

A.	Defined Benefit Plan

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

The Company established pension plans for executive officers in 2016 and recognized $63,007 net of pension costs for the years ended December 31, 2016. As of December 31, 2016, the net defined benefit obligation of executive officers was $64,929.

The pension plans for executive officers are excluded from the disclosures below.

(1) The amounts arising from the defined benefit obligation recognized on the balance sheets are as follows:

	As of December 31,
	2015	2016
	NT$	NT$
Present value of defined benefit obligations	2,392,281	2,550,824
Fair value of plan assets	(1,184,971)	(1,177,592)

Net defined benefit liability	1,207,310	1,373,232

(2)	Movements in net defined benefit liabilities are as follows:

(a)	For the year ended December 31, 2014

	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$	NT$	NT$
Balance at January 1	2,188,740	(1,204,615)	984,125
Current service cost	23,380	—	23,380
Interest expense (income)	48,940	(27,364)	21,576

	72,320	(27,364)	44,956

Remeasurements:
Experience adjustments	54,556	—	54,556
Return of plan assets	—	(645)	(645)

	54,556	(645)	53,911

Pension fund contribution	—	(49,253)	(49,253)
Paid Pension	(89,681)	89,681	—

Balance at December 31	2,225,935	(1,192,196)	1,033,739

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(b)	For the year ended December 31, 2015

	Present value of
	defined benefit	Fair value of	Net defined
	obligations	plan assets	benefit liability
	NT$	NT$	NT$
Balance at January 1	2,225,935	(1,192,196)	1,033,739
Current service cost	20,475	—	20,475
Interest expense (income)	49,670	(26,976)	22,694

	70,145	(26,976)	43,169

Remeasurements:
Experience adjustments	10,493	—	10,493
Changes in demographic assumptions	18,021	—	18,021
Changes in financial assumptions	145,514	—	145,514
Return of plan assets	—	5,814	5,814

	174,028	5,814	179,842

Pension fund contribution	—	(49,440)	(49,440)
Paid Pension	(77,827)	77,827	—

Balance at December 31	2,392,281	(1,184,971)	1,207,310

(c)	For the year ended December 31, 2016

	Present value of
	defined benefit	Fair value of	Net defined
	obligations	plan assets	benefit liability
	NT$	NT$	NT$
Balance at January 1	2,392,281	(1,184,971)	1,207,310
Current service cost	19,165	—	19,165
Interest expense (income)	41,441	(20,754)	20,687

	60,606	(20,754)	39,852

Remeasurements:
Experience adjustments	19,709	—	19,709
Changes in financial assumptions	149,878	—	149,878
Return of plan assets	—	6,297	6,297

	169,587	6,297	175,884

Pension fund contribution	—	(49,814)	(49,814)
Paid Pension	(71,650)	71,650	—

Balance at December 31	2,550,824	(1,177,592)	1,373,232

(2)	Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds. The constitution of fair value of plan assets as of December 31, 2015 and 2016 is as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31,
	2015	2016
	NT$	NT$
Cash	240,312	268,962
Equity instruments	615,237	580,435
Debt instruments	329,422	328,195

	1,184,971	1,177,592

(4)	Principal actuarial assumptions for the reporting period are as follows:

	As of December 31,
	2015	2016
Discount rate	1.75%	1.50%

Future salary increases	2.00%	2.25%

(5)	For the years ended December 31, 2015 and 2016, if the aforementioned discount rate and future salary increase rate are 0.5% higher (lower) than management’s estimates, the impact on the carrying amounts of defined benefit obligation is as follows:

	Impact on defined benefit obligation
As of December 31, 2015	0.5% increase in assumption	0.5% decrease in assumption
	NT$	NT$
Discount rate	(145,514)	158,584

Future salary increase	157,428	(145,896)

	Impact on defined benefit obligation
As of December 31, 2016	0.5% increase in assumption	0.5% decrease in assumption
	NT$	NT$
Discount rate	(150,030)	163,143

Future salary increase	161,138	(149,723)

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

(6)	The Company expects to pay $50,935 as contribution to the pension plan in 2017.

(7)	As of December 31, 2016, the weighted average duration of the defined benefit plan is 12.3 year. Expected maturity analysis of undiscounted defined benefit obligation was as follows:

NT$
Within 1 year	59,374
1- 2 year(s)	66,806
2-3 years	75,233
Over 3 years	2,997,358

3,198,771

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Defined Contribution Plans

(1)	In accordance with the Labor Pension Act (“LPA”), effective July 1, 2005, the Company has a defined contribution pension plan covering all regular employees witch R.O.C. nationality. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accumulated gains or losses from an employee’s personal pension account may be claimed on a monthly basis or on lump sum.

(2)	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors to employees’ individual pension accounts.

(3)	In accordance with the regulatory requirements in Suzhou, PRC, Siliconware Technology (Suzhou) Limited contributes monthly an amount equal to certain percentage of employees’ monthly salaries and wages to the Bureau of Social Insurance. Other than the monthly contributions, Siliconware Technology (Suzhou) Limited has no further obligations.

(4)	The expenses recognized for the Group’s defined contribution pension plans are $538,818, $533,905 and $552,706 for the years ended December 31, 2014, 2015 and 2016, respectively.

20.	Capital Stock

A.	As of December 31, 2015 and 2016, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2015 and 2016, the outstanding ADSs amounted to 51,404,643 units and 37,783,392 units, respectively. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

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

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

21.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	According to the Company Law of the R.O.C., capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution of capital reserve of $3,116,361 (NT$ 1.0 dollar per share) had been resolved at the stockholders’ meeting on May 16, 2016 and it was resolved in the board meeting that July 1st of the same year was the ex-dividend date.

22.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Pay all taxes and duties;

(2)	Offset prior years’ operating losses, if any;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting.

B.	Dividends may be distributed by way of cash dividend and stock dividend. Distribution shall be made preferably by way of cash dividend while cash dividend shall be more than 50% of total dividends to be distributed. The amount is subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved.

C.	The Company’s amended Articles of Incorporation had been approved by the stockholders in the meeting held on May 16, 2016, under which current year’s earnings, if any, shall be distributed in the following order:

(1)	Payment of taxes and dues;

(2)	Completing the deficit and losses;

(3)	Set aside 10% for statutory surplus reserve, unless the statutory surplus reserve has reached the total capital;

(4)	Set aside or reverse special reserves;

(5)	Any further remaining amount shall be added to the unallocated surplus from the prior year as shareholder dividend and bonus. The Board of Directors shall draft a proposal to distribute the surplus, which shall be approved at a shareholders’ meeting.

D.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

E.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulations, in addition to legal reserve, the Company should set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When debit balance on other equity items is reversed subsequently, the reserved amount could be included in the distributable earnings.

F.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2015 and 2016, the undistributed earnings derived on or after the implementation of the imputation tax system were $9,921,153, and $10,252,276, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

G.	As of December 31, 2015 and 2016, the balances of shareholders’ imputation tax credit account of the Company were $875,437, and $482,903, respectively. The rate of shareholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2015 was 17.19%. The rate of shareholders’ imputation tax credit to undistributed earnings for the earnings to be distributed in 2016 is expecting to be approximately 10.38%.

However, the rate is subject to changes based on the balance of shareholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend distribution date. Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the R.O.C. will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

H.	The distributions of 2014 and 2015 dividends were resolved at the Shareholders’ meeting on June 16, 2015 and May 16, 2016, respectively. Details are summarized below:

	For the Years Ended December 31,
	2014		2015
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$
Provision of Legal reserve	1,170,770		876,226
Cash dividends	9,349,083	3.00	8,725,811	2.80

Please refer to Note 24C for information on employees’ cash bonuses and directors’ and supervisors’ remunerations.

I.	On March 23, 2017, the Company’s Board of Directors proposed the following earnings distribution for 2016:

Earnings distribution
NT$
Legal reserve	993,316
Cash dividends (NT$1.75 dollars per share)	5,453,632

6,446,948

J.	Since the 2017 Shareholders’ meeting has yet to be held, there is uncertainty on the 2016 earnings distribution. In accordance with IAS 12, the Group accrued additional 10% tax on undistributed earnings in full. Income tax effect on dividend distribution is reversed and adjusted to tax expenses and related income tax payables in the following year when shareholders resolve the earnings distribution plan. As of December 31, 2016, the additional 10% tax payable of $904,395 was recognized in “Other non-current liabilities” on the balance sheet. Potential income tax consequence on dividend distribution adjust based on the approved earnings distribution by the shareholders’ meeting.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

23.	Other Equity Items

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2014	884,504	167,688	68,085
Changes in fair value of financial instruments
- pretax	3,628,169	—	—
- tax	(277,292)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(679,800)	—	—
- tax	114,534	—	—
Differences in translation- equity method investments
- pretax	—	555,285	—
- tax	—	(2,720)	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	(53,911)
- tax	—	—	9,165

As of December 31, 2014	3,670,115	720,253	23,339

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2015	3,670,115	720,253	23,339
Changes in fair value of financial instruments
- pretax	(2,406,287)	—	—
- tax	19,610	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	1,856,442	—	—
Differences in translation- equity method investments
- pretax	—	(223,940)	—
- tax	—	(40)	—
Other comprehensive income/losses reclassified to profit or loss upon disposal of investments accounted for using the equity method
- pretax	—	(3,965)	—
- tax	—	674	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	(179,842)
- tax	—	—	30,572

As of December 31, 2015	3,139,880	492,982	(125,931)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2016	3,139,880	492,982	(125,931)
Changes in fair value of financial instruments
- pretax	(1,229,348)	—	—
- tax	242,555	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(239,757)	—	—
- tax	19,804	—	—
Share of other comprehensive income of associates
- pretax	(121,957)	—	—
- tax	10,981	—	—
Differences in translation- equity method investments
- pretax	—	(908,801)	—
- tax	—	570	—
Remeasurements of post-employment benefit obligations

- pretax	—	—	(177,806)
- tax	—	—	30,227

As of December 31, 2016	1,822,158	(415,249)	(273,510)

24.	Expenses by Nature

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Employee benefit expenses
Salaries and bonuses	14,894,813	15,339,459	16,155,821
Post employment benefits	583,774	577,074	655,565
Directors’ remuneration	105,369	112,801	127,111
Others	1,995,112	2,026,237	2,190,194

	17,579,068	18,055,571	19,128,691

Depreciation and amortization expenses	12,435,815	13,513,985	13,291,190

A.	In accordance with Article 235 and 235-1 of the Company Act as amended in May 2015, and Jing-Shang-Zi Letter No. 10402413890, employees’ compensation (bonus), and directors’ remuneration shall not be considered as earnings distribution. An entity shall stipulate a fixed amount or ratio of annual profit to be distributed as employee compensation. The annual profit is defined as income before income tax, employees’ compensation and directors’ remuneration. If an entity has accumulated deficit, annual profit should be appropriated to cover such losses.

B.	In accordance with the Company’s Articles of Incorporation that had been resolved at the Shareholders’ meeting on May 16, 2016, after covering accumulated losses, 10% of the annual profit shall be set aside as employees’ compensation. Additionally, 1% or less of the annual profit shall be set aside as directors’ remuneration. Employees’ compensation (bonus) is payable, in the form of cash or shares, to the payroll employees of the Company or its domestic or foreign subsidiaries over which the Company has 50% or more of voting power, who work substantially during the fiscal year in which the annual profit is generated.

C.	For the years ended December 31, 2014, 2015 and 2016, employee compensation (bonus) was accrued at $1,038,787 , $1,128,007 and $1,271,115, respectively; directors’ remuneration was accrued at $105,369, $112,801 and $127,111, respectively. Both are paid/ payable in the form of cash. In 2015 and 2016, the employees’ compensation and directors’ remuneration were estimated and accrued based on the annual profits for the year ended December 31, 2015 and 2016; while in 2014, related expenses were accrued based on the post tax income of 2014 and the percentages stipulated in the Article of Incorporation, taking into account of other factors such as legal reserve.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

25.	Other Income and Expenses

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Loss on damages and claims	(110,236)	(374,613)	(298,778)
Gains on disposal of property, plant and equipment and other assets	287,947	31,293	32,615
Impairment loss on property, plant and equipment	(63,722)	(64,996)	(91,247)
Others	170,262	152,499	240,404

	284,251	(255,817)	(117,006)

26.	Other Gains and Losses, Net

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Foreign exchange gain (loss)—net	483,325	(77,439)	(104,365)
Gains on reversal of impairment loss of non-financial assets (Note 11(C))	—	134,992	—

	483,325	57,553	(104,365)

27.	Income Tax

A.	Income taxes recognized in profit or loss for the years ended December 31, 2014, 2015 and 2016 are as follows:

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Current income tax expense
Recognition for the current period	2,350,321	1,741,385	1,356,232
Provision of additional 10% tax on undistributed earnings	1,057,158	906,273	904,395
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	—	(1,056,043)	(788,603)
Income tax adjustments for prior years	3,357	(39,435)	(6,336)

	3,410,836	1,552,180	1,465,688

Deferred income tax expense
Temporary differences	(156,234)	(186,121)	401,511
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	(531,407)	—	—
Income tax credits	326,902	—	—

	(360,739)	(186,121)	401,511

Income tax expense recognized in profit or loss	3,050,097	1,366,059	1,867,199

B.	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rates applicable to respective countries	2,703,678	2,057,890	2,300,048
Expenses not deductible for tax purposes	9,870	319,835	113,971
Tax exempt income	(31,353)	(736,103)	(572,372)
Temporary difference not recognized as defferred tax liability	(162,897)	(179,130)	(156,588)
Change in assessment of realization of deferred tax assets	—	(1,071)	—
Effect from Alternative Minimum Tax	—	88,944	72,684
Provision of additional 10% tax on undistributed earnings	1,057,158	906,273	904,395
Adjustment: over provision from prior years	(526,359)	(1,090,579)	(794,939)

Income tax expense recognized in profit or loss	3,050,097	1,366,059	1,867,199

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

The weighted average statutory tax rates applicable to respective countries for the years ended December 31, 2014, 2015 and 2016 were 18.95%, 19.83% and 19.70%, respectively.

Adjustment for over provision from prior years mainly relates to the reversal of additional 10% income tax effect on dividend distribution. Refer to Note 22(J) for more information.

C.	Income taxes recognized in other comprehensive income for the years ended December 31, 2014, 2015 and 2016 are as follows:

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Unrealized gain on available-for-sale financial assets	(162,758)	19,610	262,359
Share of other comprehensive income of associates	—	—	10,981
Exchange difference on translation of foreign financial statements	(2,720)	634	570
Remeasurements of post-employment benefit obligation	9,165	30,572	30,227

	(156,313)	50,816	304,137

D.	Changes in deferred tax assets and liabilities for the years ended December 31, 2014, 2015 and 2016 are as follows:

	For the Year Ended December 31, 2014
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Investment tax credit	326,902	(326,902)	—	—	—
Temporary differences
Unrealized sales allowance	17,828	29,777	—	117	47,722
Unrealize foreign currency exchange loss	—	87,302	—	—	87,302
Post-employment benefit obligations	155,942	264	9,165	—	165,371
Unrealized gain on available-for-sale financial assets	98,718	(98,718)	—	—	—
Unrealized losses on financial liabilities at fair value through profit or loss	—	54,610	—	—	54,610
Exchange difference on translation of foreign financial statements	1,711	—	(1,711)	—	—
Others	236,484	105,896	—	(1,273)	341,107

	837,585	(147,771)	7,454	(1,156)	696,112

Deferred tax liabilities
Temporary differences
Unrealize foreign currency exchange gain	(22,306)	22,306	—	—	—
Unrealized gain on available-for-sale financial assets	—	(54,846)	(227,802)	—	(282,648)
Exchange difference on translation of foreign financial statements	—	—	(1,009)	—	(1,009)
Depreciation expense	(29,150)	(3,569)	—	(1,093)	(33,812)
Additional 10% tax on undistributed earnings	(596,451)	531,407	65,044	—	—
Others	(51,961)	13,212	—	—	(38,749)

	(699,868)	508,510	(163,767)	(1,093)	(356,218)

Net deferred tax assets	137,717	360,739	(156,313)	(2,249)	339,894

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the Year Ended December 31, 2015
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Temporary differences
Unrealized sales allowance	47,722	(43,330)	—	(40)	4,352
Convertible bonds	95,623	125,131	—	—	220,754
Post-employment benefit obligations	165,371	(2,254)	30,572	—	193,689
Unrealized losses on financial liabilities at fair value through profit or loss	54,610	119,572	—	—	174,182
Others	332,786	(13,352)	634	(991)	319,077

	696,112	185,767	31,206	(1,031)	912,054

Deferred tax liabilities
Temporary differences
Unrealized gains on available-for-sale financial assets	(282,648)	—	19,610	—	(263,038)
Unrealized gains on property, plant and equipment	(13,567)	(14,828)	—	697	(27,698)
Others	(60,003)	15,182	—	972	(43,849)

	(356,218)	354	19,610	1,669	(334,585)

Net deferred tax assets	339,894	186,121	50,816	638	577,469

	For the Year Ended December 31, 2016
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred tax assets
Temporary differences
Unrealized sales allowance	4,352	(1,807)	—	(151)	2,394
Convertible bonds	220,754	11,828	—	—	232,582
Post-employment benefit obligations	193,689	19,610	30,227	—	243,526
Unrealized losses on financial liabilities at fair value through profit or loss	174,182	(174,182)	—	—	—
Others	319,077	(43,697)	570	(1,740)	274,210

	912,054	(188,248)	30,797	(1,891)	752,712

Deferred tax liabilities
Temporary differences
Unrealized gains on available-for-sale financial assets	(263,038)	(139,835)	262,359	—	(140,514)
Unrealized gains on property, plant and equipment	(27,698)	(39,646)	—	4,828	(62,516)
Others	(43,849)	(33,782)	10,981	5,320	(61,330)

	(334,585)	(213,263)	273,340	10,148	(264,360)

Net deferred tax assets	577,469	(401,511)	304,137	8,257	488,352

E.	Unrecognized deferred tax liabilities relating to the taxable temporary differences for investments in foreign subsidiaries are:

	As of December 31,
	2015	2016
	NT$	NT$
Investment in foreign subsidiaries	6,679,093	6,693,787

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

F.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2007 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period. The Company selected 2015 as the starting periods of the five-year income tax exemptions with December 2019 as the expiration date. As a result of the above tax holiday, the net income was higher by $679,075 ($0.22 per share), $488,100 ($0.16 per share) for the years ended December 31, 2015 and 2016, respectively.

G.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2014.

H.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, effective January 1, 2008, the tax rate applicable to entities like Siliconware Technology (Suzhou) Limited is 25%.

28.	Earnings Per Share (EPS)

	For the year ended December 31, 2014
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	11,218,087	3,116,361	3.60

Dilutive effect of employee bonus	—	23,110

Diluted earnings per share	11,218,087	3,139,471	3.57

	For the year ended December 31, 2015
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	9,011,463	3,116,361	2.89

Dilutive effect of employee compensation	—	33,769

Diluted earnings per share	9,011,463	3,150,130	2.86

	For the year ended December 31, 2016
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	9,806,937	3,116,361	3.15

Dilutive effect of employee compensation	—	28,643
Convertible bonds	(779,928)	265,677

Diluted earnings per share	9,027,009	3,410,681	2.65

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares oustanding to assume conversion of all dilutive potential ordinary shares. The convertible bonds were not included in the calculation of diluted earnings per share for the years ended December 31, 2014 and 2015 because they were antidilutive.

C.	As employees’ compensation (bonus) could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ compensation (bonus) no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

29.	Non-Cash Transactions

A.	The investment activities partially paid by cash are as follows:

	For the years ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Purchase of property, plant and equipment	19,869,543	14,009,988	15,247,544
(Decrease)/ increase in prepayment for equipment	—	(4,798)	21,754
Decrease/ (increase) in equipment payable, net	367,547	(838,740)	89,820
(Increase)/ decrease in notes payable of construction	(699,900)	699,900	—
Effect of foreign currency exchange	23,550	(10,919)	(63,997)

Current cash payment	19,560,740	13,855,431	15,295,121

B.	Non-cash investing activities:

(1)	As mentioned in Note 10(C), as a result of the merge between ChipMOS Technologies Inc., and ChipMOS Technologies (Bermuda) Ltd., shareholders of ChipMOS Technologies (Bermuda) Ltd. received US$3.71 dollars in cash and 0.9355 share of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS represents 20 new common shares issued by ChipMOS Technologies Inc.

For the year ended December 31, 2016
NT$
Available- for-sale financial assets, non- current
- ADS of ChipMOS Technologies Inc.	655,066
Available- for-sale financial assets, non- current
- ChipMOS Technologies (Bermuda) Ltd. :
Decrease in available-for- sale financial assets, non-current	(748,540)
Other income	(51,923)
Increase in other receivables	145,397

—

(2)	As mentioned in Note 11(C), Interconnect made a capital reduction in December 2015. The 39% interests in AAPM were distributed to the Company as capital return.

For the year ended December 31, 2015
NT$
Acquisition of investments accounted for using the equity method-AAPM	137,011
Disposal of Associate- Interconnect:
Decrease in difference on translation (Show as other equity item)	3,291
Decrease in deferred tax liabilities	674
Decrease in investments accounted for using the equity method	(1,409)
Gains on disposal of investments	(139,567)

—

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

30.	Operating Leases

The Company leases several parcels of land from the Science Park Administration with expiration dates between December 2023 and December 2034. The Company can renew the leases upon expiration. The Company also entered into lease agreements for its buildings and certain machinery and equipment. Siliconware Technology (Suzhou) Limited also entered into lease agreements for its land use right and certain machinery and equipment. For years ended December 31, 2014, 2015 and 2016, the Company recognized rental expense amounted to $617,467, $490,132 and $662,839, respectively.

31.	Related Party Transactions

Inter-company transactions and balance on transactions between group companies are eliminated when preparing this consolidated financial statement and are not disclosed in this footnote. The transactions between the Company and other related parties are as follows:

A.	Disposal of Financial Assets

For the year ended December 31, 2016
	Financial Statement	Shares	Marketable Securities		Gain on
	Account	(In Thousands)	Type and Name	Amount	Disposal
				NT$	NT$
Associates	Available-for-sale financial assets – non-current	57,810	Hsieh Yong Capital Co., Ltd. (Stock)	376,943	206,943

B.	On June 30, 2016, the Company’s board of directors has adopted resolution to approve the entering into and execution of a “joint share exchange agreement” (the “Agreement”) with Advanced Semiconductor Engineering, Inc. ( the “ASE”) and agrees to establish a new holding company (the “Holdco”). The collaboration between the parties will result in synergies that can create a competitive advantages and opportunities for the future development and sustained growth of the semiconductor industry by enhancing efficiency and economies of scale as well deeply strengthening research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. The Agreement will be conducted (1) at an exchange ratio of one ASE common share for 0.5 HoldCo common share, and (2) at NT$55 in cash for each of SPIL’s common shares, with ASE and SPIL becoming wholly-owned subsidiaries of HoldCo.

The cash consideration of NT$55 has been adjusted to NT$51.2 after excluding the NT$2.8 per share cash dividend distribution approved by resolution at SPIL’s annual shareholders’ meeting in 2016 as well as a NT$1.0 per share payment from capital reserve. The NT$51.2 cash consideration aforementioned will not be subject to further adjustment if the cash dividends distribution by SPIL in 2017 is less than 85% of SPIL’s after-tax net profit for the year 2016.

The closing of the transaction will be subject to the necessary approvals by relevant domestic and foreign competent authorities, the approvals by ASE and SPIL’s respective shareholders’ meeting as well as the satisfaction of other conditions precedent.

The long stop date of the Agreement (the “Long Stop Date”), which means the expiration of the Agreement, is set at 18 months after the execution date of the Agreement (i.e., December 31, 2017) or a later date otherwise agreed upon in writing by both parties. If the closing of this transaction cannot be consummated due to failure of the conditions precedent to be satisfied on or before the Long Stop Date, the Agreement shall be terminated automatically at 0:00 on the day immediately following the Long Stop Date, except as otherwise agreed thereof.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Personnel compensations to Directors, Supervisors, and Managements

	For the Years Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$
Short-term employee benefits	352,560	370,943	443,802
Post-employment benefits	2,686	2,866	65,217

	355,246	373,809	509,019

32.	Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

	As of December 31,
Assets	2015	2016	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	384,400	357,400	Guarantees for customs duties and land leased from Science Park Administration

33.	Commitments and Contingencies

A.	According to the Agreement between the company and ASE , if any of the events described below occurs during the period from the Execution Date until the Share Exchange Record Date, except the prior written consent of ASE, the Company shall not, nor induce the Company’s subsidiaries to:

(1)	Issue any equity-linked securities (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of the Company’s Foreign Convertible Bonds).

(2)	Except for the repurchase of shares from the shareholders exercising appraisal rights in connection with this Transaction in accordance with laws and regulations and Article 13 of the Agreement or redemption of the Company’s Foreign Convertible Bonds as contractually agreed, directly or indirectly repurchase, individually or through any third party, its issued and outstanding shares or equity-linked securities, decrease capital, resolve for dissolution, or file for restructuring, settlement or bankruptcy.

(3)	Except subject to affirmative court judgments, arbitration awards or approvals, orders, administrative decisions or approved conditions/burdens or other requirements imposed by competent authorities (including, but not limited to, the Taiwan Stock Exchange, the Taiwan Fair Trade Commission, the United States Federal Trade Commission, the SEC, and the Antitrust Law Enforcement Authorities of Relevant Countries and Regions), none of the Company or any of its directors, managers, employees, agents or representatives may offer, agree, enter into or sign with any third party any contract, agreement or other arrangements in respect of any following matter: (a) any transaction that may involve a spin-off, a purchase or a sale of shares of non-financial investment nature, or any other transaction of similar nature; (b) a lease of all businesses or an entrustment, a joint operation, or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount less than NT$500,000,000); or (c) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries, provided.

However, if the Company receives a proposal from a third party the conditions of which are more favorable than those of this Transaction (a “Superior Proposal”) that cannot complete the Share Exchange under this Agreement due to its acceptance of a Superior Proposal as set forth above, the Company shall pay to ASE the amount of NT$17 billion as a termination fee for the Transaction.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	For the needs of future operation expansion, the Group entered into several significant agreements amounting to $2,920,213, of which $1,244,904 remained unpaid as of December 31, 2016.

C.	The Group entered into several contracts for the use of certain technologies and patents in exchange of royalty payments. Contracts are valid until the expiry of patents or upon termination by both parties.

D.	Future minimum lease payments under the non-cancellable operating leases are as follows:

As of December 31, 2016
NT$
Within 1 year	141,578
1- 5 year(s)	335,970
Over 5 years	757,809

1,235,357

34.	Significant Event After the Reporting Period.

On March 22, 2017, the Company completed the ownership transfer of the plant and its affiliated equipment of Hsinchu facility phaseII (No.15/17, Park Ave. 2, Science-Based Industrial Park, Hsinchu). The Company transferred substantially all the risks and rewards of ownership to the buyer, and recognized a gain on disposal of $ 19,402.

35.	Financial Risk Management

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2015
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	793,731	32.775	1%	260,145
USD:RMB	16,231	6.4936	1%	5,320
Nonmonetary assets
USD:NTD	30,409	32.775	N/A	N/A
Investments accounted for using the equity method
USD:NTD	3,739	32.825	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	660,413	32.875	1%	217,111
USD:RMB	120,271	6.4936	1%	39,539
JPY:NTD	3,549,618	0.2747	1%	9,751
JPY:RMB	165,246	0.0539	1%	454

	As of December 31, 2016
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	800,272	32.200	1%	257,688
USD:RMB	17,786	6.9370	1%	5,727
Nonmonetary assets
USD:NTD	21,951	32.200	N/A	N/A
Investments accounted for using the equity method
USD:NTD	559	32.250	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	596,659	32.300	1%	192,721
USD:RMB	113,280	6.9370	1%	36,589
JPY:NTD	3,838,753	0.2776	1%	10,656
JPY:RMB	596,668	0.0596	1%	1,656

Note: Currency risk does not arise from financial instruments that are nonmonetary items and thus are not subject to sensitivity analysis.

(2)	Price risk

Pursuant to strategic investments objective, the Company is exposed to equity securities price risk in public market because of investments held by the Company, which are classified on the consolidated balance sheet as available-for-sale financial assets. To manage its market price risk, the Company monitors the future development of the investees and the market trend. Most investees of the Company are in electronic industry, of which Unimicron Technology Co. Ltd.( sold in February 2016), ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd (merged with ChipMOS Technologies Inc. on October 31, 2016, with US$3.71 dollars in cash and 0.9355 shares of ADSs in exchange for each share in ChipMOS Technologies (Bermuda) Ltd.) are traded publicly in the market. Unimicron Technology Co. and ChipMOS Technologies Inc. are listed on Taiwan Stock Exchange, and ChipMOS Technologies (Bermuda) Ltd. and ADS of ChipMOS Technologies Inc. are listed on NASDAQ. For other equity investees that are not traded in public market, the Company implements suitable techniques to perform the assessments. As of December 31, 2015 and 2016, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $585,978 and $352,579, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, interest bearing time deposits, and borrowings. Mostly, residual cash will be held as deposit. As of December 31, 2015 and 2016, the Group held financial assets with cash flow interest rate risk of $41,592 and $6,092, respectively, and financial liabilities with cash flow interest rate risk of $16,646,875, and $21,083,583, respectively. As of December 31, 2015 and 2016, if the interest rate had been increased/ decreased by 10 points (0.1%), income before income tax for the period would have been $16,605 and $21,077 lower / higher, respectively.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable, other receivables and refundable deposits and etc.

(1)	For risks from banks and financial institutions, the Group periodically assesses their credit ratings based on information provided by external independent rating institutes. Furthermore, to minimize the credit risk, the Group allocates deposits based on each bank’s rating results. After the assessment, most of banks and financial institutions the Group transacts with are with minimum rating of “A”, which represents low credit default risks.

(2)	For risks from accounts and notes receivable, the Group assesses customers’ credit quality through internal risk assessment, taking into account of their current financial conditions and past transaction experiences. After the assessment, management does not expect significant losses from non-performance by these counterparties.

(3)	Aging analysis of accounts receivables that were past due is as follows:

	As of December 31, 2015
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1- 90 days	767,130	—	767,130
91- 180 days	9,005	—	9,005
Over 180 days	14,015	1,695	12,320

	790,150	1,695	788,455

	As of December 31, 2016
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1- 90 days	933,715	—	933,715
91- 180 days	54,947	—	54,947
Over 180 days	5,401	1,695	3,706

	994,063	1,695	992,368

Note: As of December 31, 2015 and 2016, no impairment loss incurred on accounts receivables that are not past due.

(4)	As of December 31, 2015 and 2016, the Group’s ten largest customers accounted for 67% and 65% of accounts receivables, respectively. The Group considers the concentration of credit risk for the remaining accounts receivable is immaterial.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual terms (including principals and interests), which is presented on an undiscounted basis:

	As of December 31, 2015
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,822,367	—	—	—	2,822,367
Accounts Payable	6,942,527	—	—	—	6,942,527
Other Payables	11,512,740	—	—	—	11,512,740
Other Current Liabilities-Others	215,304	—	—	—	215,304
Convertible Bonds	—	13,549,760	—	—	13,549,760
Long-term Loans (include the current portion)	6,163,404	3,604,387	2,220,940	2,192,170	14,180,901
Other Non-Current Liabilities	—	118,580	59,175	9,088	186,843

	27,656,342	17,272,727	2,280,115	2,201,258	49,410,442

	As of December 31, 2016
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,761,041	—	—	—	2,761,041
Accounts Payable	8,194,647	—	—	—	8,194,647
Other Payables	11,896,517	—	—	—	11,896,517
Other Current Liabilities-Others	106,859	—	—	—	106,859
Convertible Bonds (include the current portion)	13,312,768	—	—	—	13,312,768
Long-term Loans (include the current portion)	3,714,850	2,851,419	5,959,549	6,402,421	18,928,239
Other Non-Current Liabilities	—	63,215	—	8,279	71,494

	39,986,682	2,914,634	5,959,549	6,410,700	55,271,565

36.	Capital Risk Management

A.	The capital includes common share, capital reserve, legal reserve, and other equity items. The Group’s objectives in managing capital are to maintain sufficient capital to expand production capacity and equipment, and ensure the Group has sufficient and necessary financial resources to deal with operating capital demand, capital expenditure, research and development expenditure, dividend expenditure, loan repayment, and other operating demand.

B.	Except for those mentioned in Note 18, the Company does not have to follow any restrictions of outside capital.

37.	Fair Value Information on Financial Instruments

A.	Fair value of financial instruments not carried at fair value

Except for convertible bonds which are measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate to their fair values. The fair value of the Group’s short-term financial instruments including cash and cash equivalents, receivables, time deposits, short-term loans, current portion of long-term loans, payables, receipts under custody and deposits received approximated their carrying amount due to their maturities within one year. The Group’s non-current financial instruments including non-interest bearing refundable deposits, receipts under custody, bank loans carried at floating interest rates and long-term payables. The fair value of these financial instruments are approximated to its carrying amount due to the impact of discounting is not significant, or because the floating interest rates reset periodically to reflect the market conditions and the Group’s credit rating.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Convertible bonds (include the current portion):

	Carrying Amount	Fair Value (Level 3)
	NT$	NT$
December 31, 2015	12,627,311	12,785,745

December 31, 2016	12,712,651	12,841,188

The fair value was determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

B.	The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for the asset or liability that are not based on observable market data.

C.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of December 31, 2015
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$5,996,993	$596,623	$—

Financial liability at fair value through profit or loss	$—	$—	$1,798,920

	As of December 31, 2016
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$3,615,658	$178,176	$—

Financial liability at fair value through profit or loss	$—	$—	$773,908

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximize the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used for unlisted available-for-sale securities is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

A.	Quoted market prices or dealer quotes for similar instruments;

B.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(2)	There were no transfers between Level 1 and 2 for the years ended December 31, 2015 and 2016.

(3)	The fair value measurements for the Company’s derivative instruments are carried out on the basis of a binomial model, with measurement on a quarterly basis. In the course of the valuation process, the required market data are collected and the non-observable parameters are examined and updated as required on the basis of internally available current information. In particular, the premises of the enterprise value of the Company’s derivative instruments, as well as any significant changes in the input parameters and their respective effects on the value of the option, are reported to management on a quarterly basis.

(4)	Parameters with a significant influence on the measurement of the option are the value of the Company’s derivative instruments as determined with the use of a discounted cash flow method and the expected volatility of that value. The approach for volatility estimation was changed to a direct analysis of the historical volatility. The higher the volatility, the fair value of the Company’s derivative instrument will be higher. The volatility as of December 31, 2015 and 2016 is 34.80% and 26.83%, respectively.

(5)	Reconciliation of Level 3 fair value measurements of financial liabilities

	2014	2015	2016
	NT$	NT$	NT$
As of January 1	—	1,095,552	1,798,920
Issuance	774,319	—	—
Losses (Gains) recognized in profit or loss	321,233	703,368	(1,025,012)

As of December 31	1,095,552	1,798,920	773,908

The total gains or losses for the years ended December 31, 2014, 2015 and 2016 included losses of $321,233, $703,368, and a gain of $1,025,012, respectively, relating to the financial liabilities at fair value on Level 3 fair value measurement and held at balance sheet date.

(6)	The Company has carefully assessed the valuation models and assumptions used to measure fair value. However, using different valuation models or assumptions may result in difference in fair value measurement. For financial assets and liabilities categorized within Level 3, a 10% increase in the value of stock market price would lead to a decrease in income before tax by $723,250 and $662,796 for the years ended December 31, 2015 and 2016, respectively. On the other hand, a 10% decrease in the value of the stock market price would increase income before tax by $665,390 and $549,100 for the years ended December 31, 2015 and 2016, respectively. A 5% increase in the expected volatility of the value of the derivative instrument would lead to a decrease in income before tax by $253,795 and $258,400 for the years ended December 31, 2015 and 2016, respectively. A 5% decrease in the expected volatility of the value of derivative instrument would increase income before tax by $365,570 and $276,488, for the years ended December 31, 2015 and 2016, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

38.	Segment Information

The Group’s packaging and testing services are provided in Taiwan and China. The chief operating decision maker determines the group’s performance based on the geographic perspective. The nature of services, production process, type of customers and service delivery model at these two geographical locations are similar. While the chief operating decision maker receives separate reports for each location, these two operating segments have been aggregated into one reportable segment as they have similar long-term average gross margins and have similar economic characteristics. As a result, the Group discloses a single reporting segment.

A.	Breakdown of the revenue from different products and services:

	For the Years Ended December 31,
	2014 (Note)	2015	2016
	NT$	NT$	NT$
Packaging	72,469,155	72,752,428	74,315,486
Testing	9,851,951	9,551,025	10,227,996
Others	750,335	536,469	568,431

	83,071,441	82,839,922	85,111,913

Note: For the year ended December 31, 2014, revenue from Bumping services was reclassified from ”Testing and Others” to “Packaging” due to the increasingly growth in revenue.

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

	For the Years Ended December 31,
	2014		2015		2016
	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets
	NT$	NT$	NT$	NT$	NT$	NT$
United States	34,579,750	1,750	30,076,050	1,553	33,624,139	1,728
China	17,307,318	7,552,578	21,318,660	8,068,694	22,724,680	9,014,191
Taiwan	17,672,929	57,179,713	18,106,693	59,606,745	19,683,484	59,371,230
Europe	7,149,007	—	8,470,707	—	6,794,827	—
Others	6,362,437	23,627	4,867,812	122,748	2,284,783	18,019

	83,071,441	64,757,668	82,839,922	67,799,740	85,111,913	68,405,168

C.	Major Customers:

In 2014, 2015 and 2016, operating revenues of $10,715,199, $15,096,281 and $15,979,382 were from customer A, respectively, and the operating revenues of $8,619,699, $10,053,063 and $11,794,072 were from customer B, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE: VALUATION AND QUALITYING ACCOUNT

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Exchange difference on translation of foreign financial statement	Balance at end of period
	NT$	NT$	NT$	NT$	NT$
For the year ended 2014
Allowance for doubtful accounts	2,539	—	—	(844)	1,695
Allowance for sales discounts	188,154	391,082	304,375	844	275,705
Allowance for loss on obsolescence and decline in market value of inventory	111,608	30,040	—	1,700	143,348
Allowance for loss on idle assets	221,995	63,722	194,559	2,203	93,361
For the year ended 2015
Allowance for doubtful accounts	1,695	—	—	—	1,695
Allowance for sales discounts	275,705	152,224	413,668	(205)	14,056
Allowance for loss on obsolescence and decline in market value of inventory	143,348	20,480	—	(772)	163,056
Allowance for loss on idle assets	93,361	64,996	45,220	(580)	112,557
For the year ended 2016
Allowance for doubtful accounts	1,695	—	—	—	1,695
Allowance for sales discounts	14,056	—	11,050	—	3,006
Allowance for loss on obsolescence and decline in market value of inventory	163,056	112,374	—	(3,978)	271,452
Allowance for loss on idle assets	112,557	91,247	76,822	(1,623)	125,359