Form 20-F
period 2017-12-31
SILICONWARE PRECISION INDUSTRIES CO LTD
filed 2018-03-27
CIK 1111759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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

None

Indicate the number of outstanding shares of each of the Issuer’s class the period covered by the annual report.

3,116,361,139 Common Shares were outstanding as of December 31, 2017

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FISCAL YEAR ENDED DECEMBER 31, 2017

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

In accordance with the requirements of the Republic of China Financial Supervisory Commission, or the FSC, beginning on January 1, 2013, we have adopted IFRS as endorsed by the FSC, or Taiwan IFRS, for reporting our annual and interim consolidated financial statements in the ROC. There are certain material differences between Taiwan IFRS and IFRS. We have furnished a report on Form 6-K as of the date of this Form 20-F explaining the impacts of differences between Taiwan IFRS and IFRS with respect to our consolidated financial results in 2017.

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

A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

The selected financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report.

	Years Ended December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Income Statement Data:
Net operating revenues	69,356	83,071	82,840	85,112	83,554	2,819.0
Operating costs	(54,926)	(62,081)	(61,231)	(65,762)	(66,740)	(2,251.7)

Gross profit	14,430	20,990	21,609	19,350	16,814	567.3

Operating expenses	(7,391)	(7,169)	(8,355)	(8,564)	(8,139)	(274.6)

Other income and expenses	61	284	(256)	(117)	127	4.3

Operating profit	7,100	14,105	12,998	10,669	8,802	297.0
Equity investment gain( loss)	(85)	(172)	(184)	3	74	2.5
Interest income	103	156	155	148	150	5.0
Other gains and losses	437	483	58	(104)	40	1.3
Finance costs	(271)	(403)	(565)	(562)	(594)	(20.0)
Impairment loss	—	(442)	(1,856)	—	—	—
Gains (losses) on disposal of investments	(4)	639	127	217	56	1.9
Gains (losses) on financial liabilities at fair value through profit or loss	—	(321)	(703)	1,025	(36)	(1.2)
Dividends income	169	223	347	278	205	6.9

Income before income tax	7,449	14,268	10,377	11,674	8,697	293.4
Income tax expense	(1,607)	(3,050)	(1,366)	(1,867)	(1,526)	(51.4)

Net income	5,842	11,218	9,011	9,807	7,171	242.0

Earnings per share
Basic	1.89	3.60	2.89	3.15	2.30	0.08
Diluted	1.87	3.57	2.86	2.65	1.94	0.07
Shares used in per share calculation (average)
Basic	3,098	3,116	3,116	3,116	3,116	3,116
Diluted	3,117	3,139	3,150	3,411	3,414	3,414
Earnings per ADS
Basic	9.43	18.00	14.46	15.73	11.51	0.39
Diluted	9.37	17.87	14.30	13.23	9.70	0.33
Dividends per share	1.80	3.00	3.8 (2)	1.75	— (3)	— (3)
ADSs used in per ADS calculation (average)
Basic	620	623	623	623	623	623
Diluted	623	628	630	682	683	683
Other Data:
Capital expenditures	14,979	19,561	13,855	15,295	12,933	436.3
Depreciation and amortization	11,034	12,436	13,514	13,291	14,625	493.4

	As of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$(1)
	(in millions, except earnings or dividends per share and per ADS data)
Statement of Financial Position Data:
Cash and cash equivalents	16,975	30,155	25,191	24,476	24,444	824.7
Working capital	15,295	23,632	18,108	9,363	22,871	771.6
Total assets	101,819	129,752	123,209	123,727	120,826	4,076.4
Short-term debt and current portion of long-term debt	5,688	9,660	8,781	18,955	6,596	222.5
Long-term debt	15,356	24,670	20,485	14,840	24,682	832.7
Total liabilities	39,947	58,979	53,680	58,607	53,408	1,801.9
Capital stock	31,164	31,164	31,164	31,164	31,164	1,051.4
Total stockholders’ equity	61,872	70,774	69,529	65,120	67,418	2,274.6

(1)	Amounts translated for convenience at NT$29.64 to US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017.
(2)	Cash dividends include earnings distribution and capital surplus.
(3)	As of March 22, 2018, our board of directors has not approved the earnings distribution for 2017.

Currency Translations and Exchange Rates

We have translated certain New Taiwan dollars, or NT dollars, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was NT$29.64 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. The translation does not mean that NT dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for NT dollars expressed in NT dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.22	33.74	31.05	32.40
2017	30.27	32.37	29.64	29.64
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2018 (through March 9)	29.24	29.61	29.03	29.24
January	29.40	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March	29.28	29.35	29.21	29.24

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

If we are unable to maintain a steady return to our former capacity utilization rates, our profitability would be adversely affected

Our profitability is affected by the capacity utilization rates for our machinery and equipment. Our capacity utilization in 2017 was affected by inconsistent demand from customers due to the continued competition in the global market for mobile devices and personal computers, which caused our customers to frequently change their market strategy and adjust inventory levels to handle the pressure from their competitors. Although we maintained our capacity utilization rate in 2017, compared with 2016, we cannot assure you that we will continue to improve our capacity utilization in the future. Our operations, in particular our bumping, chip scale package and testing operations have high fixed costs. We cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

We depend on a small number of customers for a substantial portion of our revenues and a loss of any one of these customers would result in the loss of a significant portion of our revenues

We are dependent on a small group of customers for a substantial portion of our manufacturing services. In 2015, 2016 and 2017, 73.3%, 75.5% and 73.7% of our net operating revenues, respectively, were derived from sales to our top ten customers. In 2017, our largest customer accounted for 20.5% of our net operating revenues. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net operating revenues because of the concentration of demand in the semiconductor industry for our manufacturing services. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our manufacturing services. Few of our customers are presently obligated to purchase packaging or testing services or to provide us with forecasts of product purchases for any period. If any of our significant customers reduces, delays or cancels its orders to a significant degree, our manufacturing services would be harmed because each of these customers’ accounts for a significant portion of our net operating revenues.

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

If we cannot compete successfully in our industry, our current and potential customers would likely decide not to use our services, which would seriously harm our business

Although the independent semiconductor packaging and testing industry is very competitive, several segments of the industry, such as advanced packaging, are not as competitive because they are dominated by a few major players. We face substantial competition from established packaging and testing companies, including Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology Inc. (USA) and Jiangsu Changjiang Electronics Technology Co., Ltd (China). We may face additional competition from new competitors in our industry in emerging markets other than Taiwan, such as the People’s Republic of China, or the PRC. For example, we may face increased competition from the PRC for assembly and testing services of integrated circuits. On June 24, 2014, the PRC’s National Development and Reform Commission, Ministry of Science, Ministry of Finance and Ministry of Industry and Information Technology simultaneously announced the National Program to Promote the Development of the Integrated Circuit Industry. Under this policy, approximately RMB 100 billion (NT$651 billion or US$22.0 billion) of PRC government investment funds will be allocated to support the PRC semiconductor industry over the course of 10 years. As a result of such influx of funding to semiconductor companies in the PRC, our existing PRC customers may be required to allocate a certain portion of their purchase orders to PRC companies, which could lead to a reduction in our business. Also, our PRC competitors may be able to provide assembly and testing services for a lower price which could reduce our market share. To a lesser extent, we also compete with the internal packaging and testing capabilities of our customers who have in-house packaging and testing capabilities. Some of our competitors have greater technology resources or financial and other resources than we do, including established relationships with many large semiconductor companies which are our current or potential customers. These relationships and lengthy qualification periods required by most of our potential customers may prevent us from securing new customers.

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

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as most our facilities are located in Taiwan, which is an island. For example, transportation suspension caused by extreme weather conditions could harm the delivery of our supplies and the distribution of the products to which we provide our services.

Disruptions in the international trading environment may seriously decrease our international sales

A substantial portion of our net operating revenues are derived from sales to customers located outside of Taiwan. In 2015, 2016 and 2017, sales to our overseas customers, as determined by the jurisdiction in which each customer’s group is headquartered, accounted for 78.1%, 76.9% and 81.5%, respectively, of our net operating revenues. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net operating revenues. As a result, our manufacturing services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

These disruptions in the international trading environment affect the demand for our manufacturing services and change the terms upon which we provide our manufacturing services overseas, which could seriously decrease our international sales.

Compliance with laws relating to conflict minerals may increase our costs and lead to reputational challenges

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals originating from the Democratic Republic of Congo, or the DRC, and adjoining countries that are believed to be benefiting armed groups. As a result, the SEC has adopted due diligence, disclosure and reporting requirements for companies which manufacture products that include components containing gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten), regardless of whether the minerals are actually mined in the DRC or adjoining countries. We filed our first report in 2014 and we expect to file our report for the 2017 compliance year on or before the due date of May 31, 2018. In order to comply with the rules and regulations promulgated by the SEC, we will verify all relevant factual data with our vendors in accordance with the industry accepted procedures and the Electronic Industry Citizenship Coalition and Global e-Sustainability conflict minerals reporting template, and file the required reports annually. Although we expect that we and our vendors will be able to comply with the requirements, there can be no guarantee that we will be able to gather all the information required. In addition, such regulations could decrease the availability and increase the prices of components used in our services, particularly if we choose (or are required by our customers) to source such components from different suppliers than we use now. Furthermore, as our supply chain is complex, we expect that the compliance process will be both time-consuming and costly. We may face reputational challenges if we are unable to timely verify the origins of minerals contained in the components used in our services, or if our due diligence process reveals that materials we source originate in the DRC or adjoining countries and benefit armed groups.

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

The accounting treatment for our outstanding convertible bonds, including the treatment for conversion option, redemption option and put option embedded in our outstanding convertible bonds, could have a material effect on our reported financial results

In October 2014, we issued US$400 million unsecured convertible bonds due 2019. Since the convertible bonds are denominated in U.S. dollars which is different from our functional currency, under IFRS, we separated the conversion option, redemption option and put option embedded in the convertible bonds, or the bond options, and recognized them as a freestanding derivative at fair value through profit or loss. To determine the fair value of the bond options of the convertible bonds, we are subject to a mark-to-market accounting on the bond options embedded in the convertible bonds. The fair value of the bond options is determined by valuation techniques, and one of the key assumptions used is the share price of our common shares. If the fair value of our common shares rises, mark-to-market of the bond options would lead to losses in our financial statements. For each reporting period over the term of the convertible bonds, a gain (or loss) will be reported in our consolidated statement of comprehensive income to the extent the fair value of the bond options changes from the previous period. Changes in fair value of the bond options generated a gain of NT$1,025 million in 2016 and loss of NT$36 million (US$1.2 million) in 2017. See notes 15, 17 and 37 to our audited consolidated financial statements included in this annual report.

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

The trading price of our American Depositary Shares may be adversely affected by the general activities of the Taiwan Stock Exchange and U.S. stock exchanges, the trading price of our shares, fluctuations in interest rates and the economic performance of Taiwan and global markets

Our shares are listed on the Taiwan Stock Exchange. The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is a smaller market and, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. During 2017, the Taiwan Stock Exchange Index peaked at 10,854.57 on November 23, 2017 and reached a low of 9,272.88 on January 3, 2017. From January 1, 2017 to December 31, 2017, daily closing values of our shares ranged from NT$47.25 per share to NT$50.80 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could decrease the market price and liquidity of our shares and ADSs.

The market price of the ADSs may also be affected by general trading activities on the U.S. stock exchanges, which have experienced significant price volatility with respect to shares of technology companies. Fluctuations in interest rates and other general economic conditions, such as recession and economic downturns caused by the debt crisis, high energy costs and other concerns, in Taiwan and other countries where our services are provided may also have an effect on the market price of our ADSs. Daily closing values of our ADSs ranged from US$1.88 to US$12.54 between June 7, 2000, the date on which our ADSs were listed on NASDAQ National Market, or NASDAQ, and December 31, 2017. Over the same period, the NASDAQ Composite Index ranged from 1,114.11 to 6,994.76.

Currency fluctuations could increase our costs relative to our revenues, which could adversely affect our profitability

Volatility in foreign exchange rates may have a material effect on our business. We are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar and other currencies. Some of our net operating revenues are denominated in currencies other than NT dollars, such as U.S. dollars, while more than half of our costs of direct labor, raw materials and overhead are incurred in NT dollars. Therefore, any significant fluctuation in exchange rates could be harmful to our financial condition. In 2017, the foreign exchange rate between the U.S. dollar and the NT dollar has ranged from a high of NT$32.37 per US$1.00 to a low of NT$29.64 per US$1.00. Fluctuations in the exchange rate between the U.S. dollar and the NT dollar will also affect the U.S. dollar value of the ADSs and the U.S. dollar value of any cash dividends we pay, which could have a corresponding effect on the market price of the ADSs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Our future tax obligations or reductions in tax exemptions may adversely affect our profitability

The Industrial Development Bureau of Ministry of Economic Affairs has issued another permission for the five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. Revenue arising from the assembly and testing of certain integrated circuit products are exempt from income tax. Without such exemption, the income tax rate for such revenue is currently 20%, and was 17% prior to the beginning of 2018. However, we cannot assure you that we will obtain tax exemptions in the future. Any expiration, reduction or elimination of our preferential tax benefits or tax exemptions would increase our tax obligations and could have an adverse effect on our results of operations.

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

Since 1979, many laws and regulations dealing with general economic matters or particular economic activities have been promulgated in the PRC. However, enforcement of existing laws and regulations may be uncertain and vary and degree of implementation and interpretation thereof may be inconsistent. The PRC judiciary is relatively inexperienced and underdeveloped in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation. Further, it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The PRC’s legal system is based on written statutes and, therefore, decided legal cases may not have binding legal effect, although they are often followed by judges as guidance. The introduction of new PRC laws and regulations and the interpretation of existing laws and regulations may be subject to policy changes reflecting domestic political or social changes. As the PRC legal system develops, there can be no assurance that changes in such legislation or interpretation thereof would not have a material adverse effect on our business, financial condition, results of our operations and future prospects.

Changes in PRC foreign exchange regulations may adversely affect our results of operations and financial condition

The exchange rate between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since July 2008, however, the Renminbi has traded within a narrow range against the US dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%. The Renminbi appreciated 21.4% against the U.S. dollar between July 21, 2005 and December 31, 2017. Although it is difficult to predict how Renminbi exchange rates may change going forward, a more flexible currency policy could result in a further and more significant appreciation of Renminbi against the U.S. dollar. Any increase in the value of the Renminbi might adversely affect the growth of the Chinese economy, increase our operating expenses as well as the competitiveness of various industries in China, including our industry, which could in turn affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Furthermore, the sale of additional equity or equity-linked securities may result in dilution to our ADS holders. In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time on or after December 10, 2014 until 10 days before maturity. The current conversion price is NT$44.1443 per common share. As of March 22, 2018, US$10.25 million of the bonds have been converted into our common shares, and the balance of the outstanding bonds was US$389.75 million. Upon full conversion, the outstanding bonds would be converted to 275,387,762 common shares if based on the current conversion price, representing approximately 8.8% of our outstanding shares as of February 28, 2018. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2017, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares, which is subject to change. We cannot assure you that we were not a PFIC for 2017 or that we will not be a PFIC in any future taxable year. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Persons — Passive Foreign Investment Company.”

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

The Share Purchase Transaction with ASE

We and ASE entered into the Joint Share Exchange Agreement or the Joint Share Exchange Agreement, on June 30, 2016, which was further amended and supplemented on December 14, 2017. According to the terms of the Joint Share Exchange Agreement, the completion of the transactions thereunder, or the Share Purchase, is subject to a number of anti-trust and other government approvals, among other closing conditions. Applications by us and ASE for antitrust approvals in connection with the Share Purchase resulted in:

•	on November 16, 2016, TFTC issued a no objection letter in respect of the Share Purchase;

•	on May 15, 2017, ASE received a letter from the U.S. FTC confirming that the non-public investigation on the proposed combination had been closed; and

•	on November 24, 2017, MOFCOM approved the Share Purchase on the condition that we and ASE maintain independent operations, among other conditions, for 24 months.

In addition, under the terms of the Joint Share Exchange Agreement, ASE will incorporate ASE Industrial Holding Co., Ltd., or HoldCo, a holding company, which will (i) purchase our outstanding common shares in cash and (ii) issue new shares to the shareholders of ASE, or ASE Shareholders, in exchange for the common shares of ASE, or the Share Purchase. HoldCo will be a company incorporated in Taiwan which, upon the completion of the Share Purchase, or the Effective Time, will be beneficially owned by the ASE Shareholders.

On February 12, 2018, our shareholders approved the Joint Share Exchange Agreement. The Share Purchase is expected to be completed on April 30, 2018, after which we will continue our operations as a privately held company and will be beneficially owned by HoldCo. As the result of the Share Purchase, our ADSs will no longer be listed on the NASDAQ and the American depositary shares program for the ADSs will terminate.

Upon the completion of the Share Purchase:

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

The manufacturing services we offer are customized to the needs of our individual customers. In 2017, 84.8% of our net operating revenues were generated from packaging services and 14.3% of our net operating revenues were generated from testing. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of our total net operating revenues:

	Years Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Bumping and flip-chip	36,494	44.2	35,097	41.2	33,294	39.9
Substrate base	21,316	25.7	24,473	28.8	23,001	27.5
Lead-frame base	14,943	18.0	14,746	17.3	14,556	17.4

Subtotal packaging revenue	72,753	87.9	74,316	87.3	70,851	84.8

Testing	9,551	11.5	10,228	12.0	11,984	14.3
Others(1)	536	0.6	568	0.7	719	0.9

Total net operating revenue	82,840	100.0	85,112	100.0	83,554	100.0

(1)	Primarily consists of revenues generated from change kit and socket design services for mixed signal and RF integrated circuits, and sales of raw materials to customers who buy back raw materials that we purchased based on the customers’ previous forecast but did not place orders to us prior to the expiry dates of the raw materials.

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

Customers

We currently have more than 100 customers worldwide, and our customers include many of the largest semiconductor companies in the world. In 2015, 2016 and 2017, 73.3%, 75.5% and 73.7% of our net operating revenues were derived from sales to our top ten customers, respectively. In 2017, our largest customer accounted for 20.5% of our net operating revenues.

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

Set forth below is a geographic breakdown of our net operating revenues for the periods presented below, categorized by geographic region based on the jurisdiction in which each customer’s group is headquartered:

	Years Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
United States	30,076	36.3	33,624	39.5	32,019	38.3
China	21,319	25.7	22,725	26.7	24,778	29.7
Taiwan	18,106	21.9	19,683	23.1	15,494	18.5
Europe(1)	8,471	10.2	6,795	8.0	8,315	10.0
Others	4,868	5.9	2,285	2.7	2,948	3.5

Total	82,840	100.0	85,112	100.0	83,554	100.0

(1)	Include primarily Germany.

In this annual report, we present our sales based on the jurisdiction in which each customer’s group is headquartered to better reflect the geographic breakdown of our sales. In previous annual reports, we present the geographic break down of our sales based on the jurisdictions of customer subsidiaries with whom we transact directly.

Sales from purchase orders received from outside of Taiwan, as determined by the jurisdiction in which each customer’s group is headquartered, accounted for 78.1%, 76.9% and 81.5% of our net operating revenues in 2015, 2016 and 2017, respectively. We primarily target semiconductor companies that contract their wafer foundry services to major independent ROC foundries. Our customers mainly require chip scale packages and flip-chip packages.

We receive orders from both fabless and Integrated Device Manufacturer, or IDM, customer types. Due to our strategic plan to focus on high-end products, we have higher proportion of fabless revenue. The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of customer types:

	Years Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Fabless	78,906	95.3	80,193	94.2	75,810	90.7
IDM	3,934	4.7	4,919	5.8	7,744	9.3

Total net operating revenue	82,840	100.0	85,112	100.0	83,554	100.0

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

	Years Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Communication	53,651	64.8	57,273	67.3	56,550	67.7
Computing	8,076	9.7	9,394	11.0	9,412	11.3
Consumer	18,427	22.2	16,743	19.7	15,924	19.0
Memory	2,686	3.3	1,702	2.0	1,668	2.0

Total net operating revenue	82,840	100.0	85,112	100.0	83,554	100.0

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

Our comprehensive quality control and environmental protection programs have received numerous accredited International Standards Organization certifications, including ISO 9002 in 1992, ISO 9001 in 1993, QS 9000 in 1999 and ISO 14001 in 1999. We undergo periodic audits to maintain our ISO certifications. Although some semiconductor companies view the ISO certification as a basis for initiating contact with a potential subcontractor, they generally perform separate production and quality audits of the subcontractors themselves. We also received TS16949 certification for our quality control in 2003, OHSAS 18001 certification for safety and health management system in 2004, QC080000 certification for hazardous substance process management in 2008, TL9000 certification for telecommunications quality management system in 2012, ANSI/ESD S20.20 certification for ESD control program to protect sensitive products from electrostatic discharge damage in 2013, and ISO 26262 certification to ensure functional safety in automotive product.

As a result of our ongoing focus on quality, we achieved average quarterly packaging yields of 99.87% in 2017. Packaging yield, which is the industry standard for measuring production yield, is equal to the number of IC packages that are shipped for packaging divided by the number of individual integrated circuits that are attached to substrates, lead-frames, wafer level packages or system in packages.

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

We believe that technology development is one of the key success factors in the semiconductor packaging and testing industry. We work with our customers, equipment manufacturers or materials suppliers to develop advanced processing capabilities. Moreover, we work with customers early in the process of wafer design to ensure that their packaging needs are met and that our packaging services provide our customers with the flexibility they require. Our research and development personnel are divided among our technology and package development department, design and characterization department and manufacturing technology development department. In addition, our quality assurance and manufacturing personnel also participate in research and development activities. In 2015, 2016 and 2017, our research and development expenses amounted to NT$3,739 million, NT$4,043 million and NT$3,842 million (US$129.6 million), respectively.

We maintain laboratory facilities to analyze the characteristics of semiconductor device packages by computer simulation and verify their performances by measurement devices. The use of computer-aided engineering tools substantially reduces the time required to validate the proper function of packages, as compared to physical testing methods.

Raw Materials and Equipment

Raw Materials

Our packaging operations require adequate supplies of materials and equipment on a timely basis. The principal raw materials used in packaging are substrates, lead-frames, gold wire, copper wire and molding compound. We generally have not entered into long-term supply agreements and purchase our raw materials on a purchase order basis at prevailing market prices. The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. In 2017, the spot price of gold fluctuated from a low of approximately US$1,148.65 per ounce to a high of approximately US$1,350.90 per ounce. We have continued to implement measures to reduce our dependency on certain raw materials, such as gold wire. For example, we are continuing to develop improvements to our manufacturing process that will shorten the length and reduce the diameters of the gold wire used. In addition, we have continued to develop copper wire bonding processes. Our major suppliers of raw materials, which include Unimicron Technology Corp., Nanya Printed Circuit Board Corp. and Kinsus Interconnect Technology Corp., are leading companies in the types of materials they supply. We work closely with them and provide them with rolling forecasts. For 2015, 2016 and 2017, our raw material costs were 42.2%, 42.9% and 42.4%, respectively, of operating costs.

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

Equipment

In addition to raw materials, the availability of packaging and testing equipment is critical to our services. We generally seek to maintain equipment from different suppliers with broad functionality and flexibility for different packaging types to enhance capacity utilization. We purchase packaging equipment from major international manufacturers, including KULICKE & SOFFA PTE LTD., DISCO CORPORATION and TOWA CORPORATION.

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

As of December 31, 2017, we operated 5,927 wire bonders and 460 testers in Taiwan. In addition, our subsidiary, Siliconware Suzhou has 2,280 wire bonders and 114 testers in the PRC. We must order equipment in advance of customer demand to expand our capacity, based on our expectation of future demand for our packaging and testing services.

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

Intellectual Property

As of December 31, 2017, we held 714 Taiwan patents, 489 U.S. patents and 201 PRC patents related to various semiconductor packaging technologies, including patents for improvements of thermal and electrical performance used in the semiconductor packaging process. As of December 31, 2017, we also had a total of 112 pending patent applications in the United States, 123 in Taiwan and 302 in the PRC. In addition, “SPIL” is registered as a trademark and as a servicemark in Taiwan.

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

Our ongoing royalty expenses to license intellectual property for the years ended December 31, 2015, 2016 and 2017 were immaterial compared to our revenues.

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

As for the bumping process, wastewater is produced when water is used for rinsing wafers in the processes of developing, etching and solder deposition. Flue gas comes from the emissions of solvents that are used for coating, developing during the bumping process. Liquid waste is mainly derived from photo resistant strip and bumping plating.

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

We have consistently followed the environmental practice of reducing pollution from our manufacturing processes and continual performance improvement. Our environmental management meets and complies with ROC and all international environmental requirements. We have implemented an international environmental management system since 1998 and received the ISO-14001 certification in 1999. Moreover, in November 2016, we have been certified by the new version of ISO-14001:2015. By continually improving our environmental performance over the years, we have changed the pollution control method from production operations to source management, which focuses on prohibiting or restricting the use of environmentally hazardous substances in materials. We made this change to meet the growing consumer trend for green products. In March 2003, we passed Sony Corporation’s Green Partner qualification with a perfect score. In addition, in 2008 our hazardous substance process management system has received QC080000 certification, which is an industrial management standard for the production of environmentally friendly products. In order to verify our environmental management performance, we applied and passed the Clean Production Assessment system certification. In 2017, building B of Zhong Ke facility passed the certification of Green Building Labeling System. This is an honor to us for our sustainability commitment.

We also have taken various energy saving and carbon reduction measures to reduce our greenhouse gas emissions. Since 2010, we have implemented greenhouse gas inventory and ISO 14064-1 verification in all factories and dormitories. Moreover, we have conducted and passed the ISO 50001 Energy Management System certification since 2013. We also have been disclosing greenhouse gas emission information of operations and activities through the Carbon Disclosure Project (CDP) for the past ten years. In 2017, SPIL was evaluated reaching Leadership Score Level of the CDP.

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

Employees

See “Item 6. Directors, Senior Management and Employees — D. Employees” for certain information relating to our employees.

Capital Expenditures and Divestitures

Our capital expenditures amounted to NT$13,855 million, NT$15,295 million and NT$12,933 million (US$436.3 million) in 2015, 2016 and 2017, respectively. Our initial budget for capital expenditures for 2018 is approximately NT$19,200 million (US$647.8 million), which is mostly funded from our retained earnings and borrowings. We expect our capital expenditures in 2018 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures for the periods indicated.

	Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	11,535	12,422	10,634	358.8
Land and building construction and purchases	2,320	2,873	2,299	77.5

Legal Proceedings

From time to time, we are involved in various legal and arbitration proceedings of a nature considered to be in the ordinary course of our business. It is our policy to provide for reserves related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

We believe that we are not currently involved in any legal or arbitration proceedings that would have a significant effect on our financial condition or results of operations.

C. Organizational Structure

The following table sets forth certain information as of December 31, 2017 regarding certain companies in which we consolidated and the principal business of each such entity.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity		Direct/Indirect Equity Interest
			(in millions)
SPIL (B.V.I.) Holding Limited	Investment activities	British Virgin Islands	US$	179.4	100.00%
Siliconware U.S.A. Inc.	Communicating and maintaining relationships with companies headquartered in North America	San Jose, CA, USA	US$	1.3	100.00%
SPIL (Cayman) Holding Limited	Investment activities	Cayman Islands	US$	181.2	100.00%
Siliconware Technology (Suzhou) Limited	Assembly and testing services	Suzhou, Jiangsu, China	US$	159.6	100.00%
Siliconware Investment Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	584	100.00%
Siliconware Electronics (Fujian) Co., Limited(1)	Assembly and testing services	Fujian, China	US$	45.0	100.00%

(1)	Siliconware Electronics (Fujian) Co., Limited was established in July 2017 and mainly engaged in assembly and testing service for memory and logic devices with initial capital of US$45 million.

The following table sets forth certain information regarding our investees as of December 31, 2017.

Company	Main Activities	Location	Total Paid-in Capital of Such Entity			Direct/Indirect Equity Interest
			(in millions)
ChipMOS Technologies Inc.	Assembly and testing services of integrated circuits	Hsinchu, Taiwan	NT$	8,863		18.23%
Vertical Circuits, Inc.	Providing advanced packaging technology, products, services and intellectual property	Scotts Valley, CA, USA	US$	0	(1)	30.68%
ASM Advanced Packaging Materials Pte. Ltd.	Designing, manufacturing, and selling substrates	Singapore	US$	20.8		13.70%
Yann Yuan Investment Co., Ltd.	Investment activities	Taipei, Taiwan	NT$	1,490		32.21%

(1)	Vertical Circuits, Inc. filed for bankruptcy protection in July 2012.

D. Property, Plants and Equipment

We provide services through our Taiwan facilities in Taichung, Hsinchu and Changhua. Our subsidiary Siliconware Suzhou engages in assembly, bumping and testing service in the facility located Suzhou, China. The following table shows the location, size and wire bonding or testing capacity of each of the facilities and the property on which each facility is located as of December 31, 2017.

Facility(1)	Location of Facility	Size of Facility	Size of Land		Wire Bonding or Testing Capacity
		(square meters)	(square meters)
DF Facility I	Taichung, Taiwan	95,000	29,500		5,927 wire bonders and 460 testers(3)
CS Facility II	Taichung, Taiwan	140,000	47,000
ZK Facility III	Taichung, Taiwan	308,415	121,000	(2)
CH Facility IV	Changhua, Taiwan	134,000	43,000
HS Facility V	Hsinchu, Taiwan	83,400	23,000	(2)
SZ Facility VI	Suzhou, China	74,000	148,500	(2)	2,280 wire bonders and 114 testers

(1)	We own all of our facilities except otherwise noted.
(2)	Leased.
(3)	Includes wire bonders and testers for DF Facility I, CS Facility II, ZK Facility III, CH Facility IV and HS Facility V.

Our principal executive offices are located at Facility I in Taichung, Taiwan. Our research and development activities are located at Facility II.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

We recorded operating profit of NT$12,998 million, NT$10,669 million and NT$8,802 million (US$297.0 million) in 2015, 2016 and 2017, respectively. See “Results of Operations.”

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

Consolidation

In accordance with IFRS, we consolidated six subsidiaries: SPIL (B.V.I.) Holding Limited, Siliconware U.S.A. Inc., SPIL (Cayman) Holding Limited, Siliconware Technology (Suzhou) Limited, Siliconware Investment Co., Ltd. and Siliconware Electronics (Fujian) Co., Limited in each of which we own a 100% equity interest.

Mix of Services

The following table shows, for the periods indicated, the amount and percentage of our packaging by package types and testing revenues, which are more fully described in “Item 4. Information on the Company—B. Business Overview—Our Business.”

	Years Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Bumping and flip-chip	36,494	44.2	35,097	41.2	33,294	39.9
Substrate base	21,316	25.7	24,473	28.8	23,001	27.5
Lead-frame base	14,943	18.0	14,746	17.3	14,556	17.4

Subtotal packaging revenue	72,753	87.9	74,316	87.3	70,851	84.8
Testing	9,551	11.5	10,228	12.0	11,984	14.3
Others(1)	536	0.6	568	0.7	719	0.9

Total net operating revenue	82,840	100.0	85,112	100.0	83,554	100.0

(1)	Primarily consists of revenues generated from change kit and socket design services for mixed signal and RF integrated circuits and sales of raw materials to customers the purchase orders of whom were anticipated due to the customers’ pervious indication but were not placed, and the customers agreed to purchase such raw materials prior to their expiry dates.

Expansion and Utilization Rate

The number of our wire bonders increased from 7,323 as of December 31, 2015 to 7,996 as of December 31, 2016 and further increased to 8,207 as of December 31, 2017. Our operating results are affected by relatively high fixed costs. As a result, capacity utilization rates can significantly affect margins as the unit cost of packaging and testing services generally decreases as fixed charges, including depreciation expenses on our equipment, are allocated over a larger number of units. Our utilization rates have varied from period to period as we have expanded our production capacity. We have been successful in minimizing the industry-wide fluctuation in capacity utilization rates by deploying flexible equipment for different packages and also by utilizing our test equipment for both IC testing and wafers probing purposes. Our ability to maintain or enhance our margins will continue to depend in part on our ability to effectively manage capacity utilization rates. The capacity utilization rates of our facilities were approximately 85%, 90% and 90% in 2015, 2016 and 2017, respectively.

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

Taxation

The corporate income tax rate in Taiwan, which currently applies to us, is currently 20%, and was 17% prior to the beginning of 2018. Based on our status as a company engaged in the semiconductor packaging and testing business in Taiwan, we have been granted exemptions from income taxes in Taiwan because we used the proceeds raised through the capitalization of earning for the purpose of purchasing equipment. As permitted by Taiwan tax regulation, we can use these exemptions for five years from the date when we begin to generate income from the use of this equipment.

The Industrial Development Bureau of the Ministry of Economic Affairs has granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. As a result, our tax savings amounted to approximately NT$488 million and NT$354 million (US$12.0 million) in 2016 and 2017.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Years Ended December 31,
	2015	2016	2017
	%	%	%
Net operating revenues	100.0	100.0	100.0
Operating costs	73.9	77.3	79.9

Gross profit	26.1	22.7	20.1

Operating expenses:
Selling expenses	1.2	1.2	1.2
General and administrative expenses	4.4	4.1	3.9
Research and development expenses	4.5	4.8	4.6

Subtotal operating expenses	10.1	10.1	9.7
Other income and expense	(0.3)	(0.1)	0.1

Operating profit	15.7	12.5	10.5
Net non-operating income (expense)	(3.2)	1.2	(0.1)

Income before income tax	12.5	13.7	10.4
Income tax expense	(1.6)	(2.2)	(1.8)

Net income	10.9	11.5	8.6

The Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net operating revenues. Net operating revenues decreased by 1.8% from NT$85,112 million in 2016 to NT$83,554 million (US$2,819.0 million) in 2017. The decrease in net operating revenues was primarily due to appreciation of New Taiwan Dollars. On a US dollar basis, net operating revenues would have increased by 4%.

In 2017, bumping and flip-chip revenues accounted for 39.9% of our net operating revenues, down from 41.2% in 2016. Due to fierce competition, the drop of average service price outweighed the increased amount of customers’ purchase orders; bumping and flip-chip revenues was decreased in 2017.

In 2017, substrate base package accounted for 27.5% of our net operating revenues, down from 28.8% in 2016. The decrease in substrate base package revenue was due to the fact that some of the customers switched the package types, and therefore, both of the quantities and average sales price of substrate base package products dropped.

In 2017, lead-frame base package accounted for 17.4% of our net operating revenues, up from 17.3% in 2016. The drop of average service price outweighed the increased amount of customers’ purchase orders, but because the degree of lead-frame base package revenue drop is smaller than the degree of overall revenue drop, the percentage of lead-frame base package to total net operating revenue increased in 2017.

In 2017, testing revenues accounted for 14.3% of our net operating revenues, up from 12.0% in 2016. The increase in testing revenue was attributable to the increased demand of services.

Gross profit and gross margin. Our gross profit decreased by13.1% from NT$19,350 million in 2016 to NT$16,814 million (US$567.3 million) in 2017 mainly due to the decrease of operating revenues. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 22.7% in 2016 to 20.1% in 2017, mainly affected by appreciation of New Taiwan Dollars. Our operating costs increased by 1.5% from NT$65,762 million in 2016 to NT$66,740 million (US$2,251.7million) in 2017.

Operating expenses. Operating expenses decreased by 5% from NT$8,564 million in 2016 to NT$8,139 million (US$274.6 million) in 2017. Operating expenses as a percentage of net operating revenues was 10.1% and 9.7% in 2016 and 2017, respectively.

Selling expenses. Selling expenses increased by NT$8 million between these two years mainly due to an increase in bad debt expense.

General and administrative expenses. General and administrative expenses decreased by NT$231 million mainly due to a decrease in employee bonuses and pension costs for executive officers, which pension plans is established in 2016.

Research and development expenses. Research and development expenses decreased by NT$201 million mainly due to a decrease in employee bonuses and compensation.

Other income and expenses. Other income increased by NT$244 million mainly due to gain on disposal of property, plant and equipment and the decrease in loss on damages and claims.

Operating income and operating margin. We recorded operating income of NT$10,669 million and an operating margin of 12.5% (operating income as a percentage of net operating revenues) in 2016 and generated operating income of NT$8,802 million (US$297.0 million) and an operating margin of 10.5% in 2017. The decrease in operating margin was primarily due to decrease in gross profit.

Net non-operating income/loss. We recorded a net non-operating income of NT$1,005 million in 2016, compared to net non-operating loss of NT$105 million (US$3.5 million) in 2017. This change in net non-operating income was primarily due to a decrease in valuation gains on bond option related financial liabilities at fair value through profit and loss mainly resulted from the changes of stock price and volatility of our stock. We recorded a net gain of NT$1,025 million in 2016, compared with a net loss of NT$36 million (US$1.2 million) in 2017. We recorded a net foreign exchange loss of NT$104 million in 2016, compared with net gain of NT$40 million (US$1.3 million) in 2017. Finance costs increased from NT$562 million in 2016 to NT$594 million (US$20.0 million) in 2017.

Income tax expense. We recognized income tax expense of NT$1,867 million in 2016 compared to NT$1,526 million (US$51.5 million) in 2017 primarily due to decrease in taxable income.

Net income. As a result of the factors discussed above, our net income decreased from NT$9,807 million in 2016 to NT$7,171 million (US$242.0 million) in 2017.

The Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net operating revenues. Net operating revenues increased by 2.7% from NT$82,840 million in 2015 to NT$85,112 million in 2016. The increase in net operating revenues was primarily due to the growth of sales volume in substrate base package as a result of an increase in demand in TV and smartphone market in China, but partially offset by the price reduction.

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

Gross profit and gross margin. Our gross profit decreased by 10.5% from NT$21,609 million in 2015 to NT$ 19,350 million in 2016 mainly due to the increase of operating costs. Our gross margin (gross profit as a percentage of net operating revenues) decrease from 26.1% in 2015 to 22.7% in 2016, mainly affected by unfavorable product mix. Our operating costs increased by 7.4% from NT$61,231 million in 2015 to NT$65,762 million in 2016, in line with our increase in operating revenues.

Operating expenses. Operating expenses increased by 2.5% from NT$8,355 million in 2015 to NT$8,564 million in 2016. Operating expenses as a percentage of net operating revenues was 10.1% for both 2015 and 2016.

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

Operating income and operating margin. We recorded operating income of NT$12,998 million and an operating margin of 15.7% (operating income as a percentage of net operating revenues) in 2015 and generated operating income of NT$10,669 million and an operating margin of 12.5% in 2016. The decrease in operating margin was primarily due to decrease in gross profit.

Net non-operating income/loss. We recorded a net non-operating loss of NT$2,621 million in 2015, compared to net non-operating income of NT$1,005 million in 2016. This change in net non-operating income was primarily due to a decrease in impairment loss of available-for-sale financial assets. We recorded a net loss on financial liabilities at fair value of NT$703 million in 2015, compared with a net gain of NT$1,025 million in 2016. We recorded a net foreign exchange loss of NT$77 million in 2015, compared with NT$104 million in 2016. Finance costs decreased from NT$565 million in 2015 to NT$562 million in 2016.

Income tax expense. We recognized income tax expense of NT$1,366 million in 2015 compared to NT$1,867 million in 2016 primarily due to increase in deferred income tax expense and decrease in tax holiday due to decline in taxable income.

Net income. As a result of the factors discussed above, our net income increased from NT$9,011 million in 2015 to NT$9,807 million in 2016.

B. Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Pursuant to our loan agreements, we should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. As of December 31, 2017, we were in full compliance with all the financial covenants. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion. We paid cash dividends of NT$3.80 and NT$1.75 per share in 2016 and 2017. We may continue our trend of paying cash dividends, which may cause our liquidity to decrease.

Liquidity

As of December 31, 2017, our primary source of liquidity was NT$24,444 million (US$824.7 million) of cash and cash equivalents. As of December 31, 2017, we had total availability under existing short-term lines of credit of NT$8,835 million (US$298.1 million) from six domestic and foreign financial institutions, of which NT$3,667 million (US$123.7 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent.

In addition to our short-term facilities, we also have long-term borrowings and loans. Below is a summary of our long-term borrowings and loans as of December 31, 2017:

•	In December 2013, we entered into a credit facility led by The Hongkong and Shanghai Banking Corporation Limited in the amount of NT$850 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from December 2016. As of December 31, 2017, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$510 million.

•	In December 2013, we entered into a credit facility led by Bank of Taiwan in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2018 and repayable in six semi-annual installments starting from June 2016. As of December 31, 2017, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$1 billion.

•	In November 2013, we entered into a credit facility led by Mega International Commercial Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in August 2019 and repayable in six semi-annual installments starting from February 2017. As of December 31, 2017, we had drawn down the full amount from this credit facility, and repaid aggregate amounts of NT$500 million.

•	In November 2013, we entered into a credit facility led by CTBC Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2020 and repayable in six semi-annual installments starting from February 2018. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In November 2013, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of NT$1 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in November 2020 and repayable in six semi-annual installments starting from June 2018. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In October 2014, we issued an aggregate of US$400 million zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. Please refer to Note 17 to our consolidated financial statements for more detailed information.

•	In January 2016, we entered into a credit facility led by Bank of Taiwan in the amount of NT$3 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in January 2021 and repayable in six semi-annual installments starting from July 2018. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In January 2016, we entered into a credit facility led by Chang Hwa Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2021 and repayable in six semi-annual installments starting from January 2019. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In January 2016, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of NT$1 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2021 and repayable in six semi-annual installments starting from January 2019. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In January 2016, we entered into a credit facility led by CTBC Bank in the amount of NT$1.5 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in July 2021 and repayable in six semi-annual installments starting from January 2019. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In February 2016, we entered into a credit facility led by Mega International Commercial Bank in the amount of NT$2 billion for capacity expansion purposes. This facility is a long-term floating interest rate credit facility expiring in December 2021 and repayable in six semi-annual installments starting from June 2019. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In December 2016, we entered into a credit facility led by KGI Bank in the amount of NT$2.5 billion for working capital purposes. This facility is a long-term floating interest rate credit facility expiring and repayable in December 2019. As of December 31, 2017, we had drawn down the full amount from this credit facility.

•	In August 2017, we entered into a credit facility led by Bank of Taiwan in the amount of US$100 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility and repayable in six semi-annual installments. As of December 31, 2017, we had not drawn down from this credit facility.

•	In August 2017, we entered into a credit facility led by Cathay United Bank in the amount of US$100 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility and repayable in six semi-annual installments. As of December 31, 2017, we had not drawn down from this credit facility.

•	In August 2017, we entered into a credit facility led by Taiwan Cooperative Bank in the amount of US$50 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility and repayable in six semi-annual installments. As of December 31, 2017, we had not drawn down from this credit facility.

•	In October 2017, we entered into a credit facility led by Mega International Commercial Bank in the amount of US$30 million for capacity expansion purposes. This facility is a long-term floating interest rate credit facility and repayable in six semi-annual installments. As of December 31, 2017, we had not drawn down from this credit facility.

As of December 31, 2017, we had short-term and long-term borrowings of NT$3,422 million (US$115.5 million) and NT$15,840 million (US$534.4 million), respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by operating activities	26,784	20,845	19,396	654.4
Net cash used in investing activities	(16,587)	(14,042)	(12,365)	(417.2)
Net cash used in financing activities	(15,096)	(7,161)	(6,933)	(233.9)
Effect of exchange rate changes on cash	(64)	(357)	(130)	(4.4)

Net decrease in cash and cash equivalents	(4,963)	(715)	(32)	(1.1)

Net Cash Provided by Operating Activities

In 2017, net cash provided by operations was NT$19,396 million (US$654.4 million) compared to NT$20,845 million in 2016. The decrease in net cash provided by operating activities was primarily due to the decrease of net income, exclude non-cash transactions.

In 2016, net cash provided by operations was NT$20,845 million compared to NT$26,784 million in 2015. The decrease in net cash provided by operating activities was primarily due to inflows from an increase in trade receivables and a decrease of net income, exclude non-cash transactions.

Net Cash Used in Investing Activities

In 2017, cash used in investing activities was NT$12,365 million (US$417.2 million) compared to NT$14,042 million in 2016. The decrease in net cash used in investing activities was primarily the result of decrease in capital expenditures.

In 2016, cash used in investing activities was NT$14,042 million compared to NT$16,587 million in 2015. The decrease in net cash used in investing activities was primarily the result of an acquisition of investment in Yann Yuan Investment Co., Ltd. in 2015.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was NT$6,933 million (US$233.9 million) in 2017. In 2017, net cash used in financing activities reflected primarily the payment of stockholders’ dividends NT$ 5,454 million (US$184.0 million), proceeds from long-term loans of NT$1,000 million (US$33.7 million) and repayment of long-term loans of NT$3,413 million (US$115.2 million).

Net cash used in financing activities was NT$7,161 million in 2016. In 2016, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$11,842 million, repayment of long-term loans of NT$4,229 million and proceeds from long-term loans of NT$9,000 million.

Net cash used in financing activities was NT$15,096 million in 2015. In 2015, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$9,349 million and long-term loans of NT$8,236 million.

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua, Suzhou and Fujian. See “Item 4. Information on the Company—B. Business Overview—Capital Expenditures and Divestitures.” Our initial budget for capital expenditures for 2018 is approximately NT$19,200 million (US$647.8 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2018 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “—Liquidity” above for details of the anticipated sources of funds to fulfill our commitments.

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

Inflation

The inflation rate in Taiwan was -0.31% in 2015, 1.40% in 2016 and 0.62% in 2017. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

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

When adopting the new standards endorsed by the IASB effective from 2018, the Company will apply the new rules under IFRS 9 retrospectively from January 1, 2018, with the practical expedients permitted under the statement. Further, the Company expects to adopt IFRS 15 using the modified retrospective approach. The significant effects of applying the new standards as of January 1, 2018 are summarized in F-page.

IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after 1 January, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time. We are assessing the potential impact of the new rule on our financial statements. We will continue in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the standards or interpretations. The related impact will be disclosed when we complete the evaluation.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on our Company — B. Business Overview — Research and Development” and “Item 4. Information on our Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Please refer to “— A. Operating Results — Overview” for a discussion of the most significant recent trends in our production, sales and inventory, costs and selling prices since the end of 2017. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2017.

	Payments Due by Period
Contractual Obligations(1)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in NT$ millions)
Unsecured long-term loans	15,840	3,173	10,167	2,500	—
Unsecured overseas convertible bonds	12,533	—	12,533	—	—
Short-term loans	3,422	3,422	—	—	—
Purchase obligations(2)	7,602	7,602	—	—	—
Operating leases(3)	1,100	144	167	131	658

Total contractual cash obligations	40,497	14,341	22,867	2,631	658

(1)	Excludes interest payments and loan arrangement fees.
(2)	Represents account payable and unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2017, as we have not received related goods or taken title of the property. See Note 33 to our consolidated financial statements included in this annual report. Total contractual amounts of buildings were approximately NT$1,455 million (US$49.1 million), of which NT$145 million (US$4.9 million) remained unpaid as of December 31, 2017.
(3)	Represents our obligations to make lease payments to use the equipment and the land on which our facilities are located, primarily in Hsinchu, Taiwan and California, U.S.A.

In addition to the contractual obligations mentioned in the above table, other non-current liabilities recorded in our consolidated statement of financial position as of December 31, 2017 include NT$1,416 million (US$47.8 million) of pension plan obligations for which the timing and actual amount of funding required have not been determined. We expect to contribute NT$50.7 million (US$1.7 million) to the pension plan in 2018.

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

The following table shows information regarding all of our directors and executive officers as of February 28, 2018. The business address of our directors and executive officers is the same as our registered address.

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Bough Lin	66	Chairman; Executive Vice President	34	Director of SPIL’s subsidiaries.
Chi-Wen Tsai	70	Vice Chairman; President	34	Director of SPIL’s subsidiaries.
Wen-Lung Lin	66	Director	13	Chairman of Ku-Ming Investment Co.
Yen-Chun Chang	63	Director; Senior Vice President; Chief Operating Officer	34	Director of SPIL’s subsidiary.
Randy Hsiao-Yu Lo	61	Director	20	President & CEO, Siliconware, USA, Inc.
Teresa Wang(1)	62	Director	8	Director of Unimicron Technology Corporation CFO of Phoenix Precision Technology
John Hsuan	66	Independent Director(2)	3

Representative of Director of Meridigen Biotech Co,, Ltd.

Representative of Director of Maxima Venture Capital I

Representative of Director of Maxima Venture Capital II

Representative of Director of Taiwan Memory Company

Independent Director of Wistron Corp.

Independent Director of Compal Electronics, Inc

Director of General Biologicals Corp.

Director of Clientron Corp.

Director of SoC Innovative Product Partnership

Director of Pacgen Biopharmaceuticals Corp.(Canada)

Tsai-Ding Lin	65	Independent Director(2)	3	Professor of Department of International Business, Tunghai University
William W. Sheng	58	Independent Director(2)	3

Professor of Department of Public Finance and Taxation of National Taichung University of Science and Technology

Independent Director of Advanced Lithium Electrochemistry (Cayman) Co., Ltd.

Independent Director of Episil-Precision Inc.

Independent Director of Epistar Corporation.

Supervisor of Elite Semiconductor Memory Technology Inc.

Name	Age	Position	Years with us	Principal Business Activities Performed Outside Our Company
Kun-Yi Chien	62	Senior Vice President	29	None
Chien-Hua Chen	63	Vice President	19	None
Eric Wu	52	Vice President	17	None
C.S Hsiao	59	Vice President	31	None
John Yu	53	Vice President	26	None
Patrick Lin	61	Vice President	17	None
Eva Chen	60	Vice President; Chief Financial Officer	13	None
Ching-Yu Hsu	55	Vice President	30	None
River Gu	59	Vice President	30	None
David Tseng	55	Vice President	33	None
Rick Lee	53	Vice President	10	None
Michael Chang	56	Vice President	19	None
Bright Yeh	51	Vice President	2	None

(1)	Representing Yang Fong Investment Co., Ltd.
(2)	Our independent directors’ independency complies with SEC’s and NASDAQ’s independency requirements.

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

C.S Hsiao is our vice president of Corporate Research and Development. He graduated from Feng Chia University in Taiwan in 1982 with a Bachelor’s degree in chemical engineering.

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

David Tseng is our vice president of Engineering Center. He graduated from Oriental Institute of Technology in Taiwan in 1983 with a Bachelor’s degree in electrical engineering.

Rick Lee is our vice president of Operation Business Unit 3. He graduated from Tunghai University in Taiwan in 1989 with a Bachelor’s degree in industrial engineering.

Michael Chang is our vice president of Operation Business Unit 5. He graduated from Chung Yuan Christian University in Taiwan in 1984 with a Bachelor’s degree in industrial engineering.

Bright Yeh is our vice president of Operation Business Unit 6. He graduated from National Tsing Hua University in Taiwan in 1994 with a Master’s degree in Industrial Engineering.

B. Compensation of Directors and Executive Officers

The aggregate compensation paid and in-kind benefits granted to our directors and executive officers in 2017 was NT$317 million (US$10.7 million).

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

C. Board Practices

All of our directors were elected on June 28, 2017 for a term of three years. Neither we nor any of our subsidiaries have entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

Differences between NASDAQ Corporate Governance Requirements and Home Country Practices

See “Item 16G.—Corporate Governance.”

D. Employees

As of December 31, 2015, 2016 and 2017, we, together with our subsidiaries, had 23,851, 24,353 and 23,821 full-time employees, respectively. Of these employees, as of December 31, 2017, 19,578 were located in Taiwan, 4,179 were located in the PRC, and 64 were located in the United States. Employee salaries are reviewed once or twice a year. Salaries are adjusted based on industry standards, inflation and individual performance. As an incentive, additional bonuses in cash may be paid at the discretion of the management based on the performance of individuals. In addition, ROC law requires that employees be given preemptive rights to subscribe to between 10% and 15% of any of our rights issues or share offerings.

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

We accrued employee compensation of NT$917 million (US$31.0 million) in 2017. Previously, employee bonuses were considered part of our earnings distribution under our articles of incorporation. Pursuant to an amendment to the ROC Company Act in May 2015, employee bonuses are no longer considered as earnings distribution. Instead, a company shall stipulate in its articles of incorporation a fixed amount or ratio of annual profit, after reserving the amount necessary to cover accumulated deficit, if any, to distribution as employee compensation. The annual profit is defined as income before income tax, employee and director compensation. As required by this amendment to the ROC Company Act, our board of directors approved an amendment to our articles of incorporation in December 2015, to set aside 10% of our annual profit, after covering any accumulated deficit, as employee compensation, and we determined the amount of employee compensation in 2015 accordingly. The amended Articles of Incorporation had been approved by the stockholders in the meeting held on May 16, 2016.

We do not have any collective bargaining arrangement with our employees, and we have never experienced a work stoppage caused by our employees. We believe we have good relations with our employees. We have a labor union since 2016.

E. Share Ownership

Each of our directors and executive officers holds our shares either directly for their own account or indirectly as the representative of another legal entity on our board of directors. The following table sets forth the share ownership of our directors and executive officers as of February 28, 2018.

Name	Number of Shares Owned	Percentage of Shares Owned
Bough Lin	64,674,075	2.08%
Chi-Wen Tsai	24,775,555	*
Wen-Lung Lin	13,154,751	*
Yen-Chun Chang	6,663,417	*
Randy Hsiao-Yu Lo	472	*
Teresa Wang(1)	6,200,000	*
John Hsuan	0	*
Tsai-Ding Lin	0	*
William W. Sheng	0	*
Kun-Yi Chien	290,029	*
Chien-Hua Chen	0	*
C.S Hsiao	90,408	*
John Yu	219,894	*
Eric Wu	32,737	*
Ching-Yu Hsu	0	*
Patrick Lin	125,039	*
Eva Chen	600,164	*
River Gu	21,000	*
David Tseng	0	*
Rick Lee	0	*
Michael Chang	560	*
Bright Yeh	10,000	*

*	Less than 1%.
(1)	Represents shares held by Yang Fong Investment Co., Ltd.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information known to us concerning the record ownership of our shares as of September 16, 2015, July 1, 2016 and February 12, 2018 (our most recent record date) (i) the ten largest shareholders of our company as of such record date and (ii) all directors, supervisors and executive officers as a group.

	September 16, 2015				July 1, 2016				February 12, 2018 (1)
Name of beneficial owner	Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned		Number of Shares Owned		Percentage of Shares Owned
Advanced Semiconductor Engineering, Inc.	*		*		988,847,740		31.73%		1,037,000,000		33.29%
Depositary(2)	291,590,180		9.36%		214,738,715		6.89%		127,168,955		4.08%
Chih Sheng Investment Co., Ltd.	*		*		107,774,000		3.46%		107,774,000		3.46%
Shih Kai Investment Co., Ltd.	*		*		106,700,000		3.42%		106,700,000		3.42%
Shin Kong Life Insurance Company Ltd.	61,032,000		1.96%		80,186,249		2.57%		73,263,249		2.35%
Chunghwa Post Co.,Ltd.	55,269,000		1.77%		69,747,000		2.24%		65,113,000		2.09%
Bough Lin.	78,674,075		2.52%		64,674,075		2.08%		64,674,075		2.08%
Ku-Ming Investment Company Ltd(3)	65,190,878		2.09%		55,690,878		1.79%		55,690,878		1.79%
Morgan Stanley & Co. International Plc	203,967		0.01%		7,418,855		0.24%		49,688,506		1.59%
Government of Singapore	90,452,133		2.90%		73,785,778		2.37%		46,983,234		1.51%
Directors and Supervisors as a group(4)	115,468,270	(5)	3.71	%(5)	115,468,270	(6)	3.71	%(6)	115,468,270	(7)	3.71	%(7)

*	Was not one of the ten largest shareholders of our company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. Before January 6, 2015, Citibank, N.A. acted as depositary. With effect from January 6, 2015, JPMorgan Chase Bank, N.A. is acting as depositary.
(3)	Wen-Lung Lin is the chairman of Ku-Ming Investment Company Ltd.
(4)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative.
(5)	As of March 31, 2016.
(6)	As of March 31, 2017.
(7)	As of February 28, 2018.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of February 28, 2018, a total of 25,158,193 ADSs and 3,116,361,139 of our shares (including the shares represented by these ADSs) were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold these commons shares through a brokerage or custodial account in the ROC. As of February 28, 2018, 125,790,965 common shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary of our ADS facility. JPMorgan Chase Bank, N.A. has advised us that as of February 28, 2018, 25,158,193 ADSs, representing 125,790,965 common shares, were held of record by Cede & Co. and 14 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

None of our major shareholders have different voting rights from those of other shareholders.

B. Related Party Transactions

We from time to time have engaged in a variety of transactions with our affiliates. We conduct transactions with our affiliates on terms substantially as favorable to us as would be obtainable at the time in a comparable arm’s-length transaction with non-affiliates. We did not engage in any material related party transaction in 2016 and 2017, other than (i) on June 30, 2016, we and ASE entered into a Joint Share Exchange Agreement, which was supplemented on December 14, 2017 and (ii) in August 2016, we sold 57,810,000 shares of Hsieh Yong Capital Co., Ltd. to Yann Yuan Investment Co., Ltd., in which we own a 33.33% equity interest, for NT$377 million in order to simplify our investment portfolios and consolidate our non-core business investments. For details of the Joint Share Exchange Agreement, please see “Item 10. Additional Information—C. Material Contracts - Joint Share Exchange Agreement with ASE.”

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

	Cash Dividend per share		Stock Dividend per share(1)	Total Number of Shares Issued as Stock Dividend(2)	Outstanding Shares at Year End
	(NT$)		(NT$)
1997	0		4.00	183,120,000	654,200,000
1998	0		3.60	235,512,000	904,162,000
1999	0		2.30	207,957,260	1,127,092,402
2000	0		1.40	157,793,537	1,449,882,870
2001	0		1.45	235,421,212	1,852,761,683
2002(3)	0		0	—	1,853,668,683
2003(4)	0		0	—	1,876,625,683
2004	0.35		1.00	189,447,578	2,105,073,060
2005	0.75		0.80	168,889,805	2,328,919,337
2006	1.73		1.00	241,014,905	2,887,757,426
2007	3.40		0.20	58,672,538	3,073,424,534
2008	4.50		0.10	30,746,975	3,152,589,871
2009	1.80		0	0	3,116,361,139
2010	2.58		0	0	3,116,361,139
2011	1.62		0	0	3,078,319,139
2012	1.42		0	0	3,078,319,139
2013	1.67	(5)	0	0	3,116,361,139
2014	1.80		0	0	3,116,361,139
2015	3.00		0	0	3,116,361,139
2016	3.80	(6)	0	0	3,116,361,139
2017	1.75		0	0	3,116,361,139

(1)	Our stock dividend is declared in NT dollar amount per share. The number of shares received by a shareholder equals to the NT dollar amount per share of dividend declared multiplied by the number of shares owned by the shareholder and divided by the par value of NT$10 per share.

(2)	Total number of shares issued as stock dividends include shares issued from retained earnings and from capital reserve.
(3)	We did not declare a dividend in 2002 because we incurred a net loss in 2001.
(4)	We did not declare a dividend in 2003 because our shareholders did not resolve to declare such dividend, even though we generated net income in 2002.
(5)	Of which NT$0.30 per share is from our capital reserve and NT$1.37 per share is from earnings distribution.
(6)	Of which NT$1.0 per share is from our capital reserve and NT$2.80 per share is from earnings distribution.

B. Significant Change

Our net operating revenues on a consolidated basis for the two months ended February 28, 2018 amounted to NT$12,105 million. Our net operating revenues for the first two months of 2018 are not indicative of our financial performance on either an unconsolidated or a consolidated basis for the remaining months of 2018. In addition, we cannot predict whether the demand for our services will continue to improve in the near future.

C. Other Matters

In the section of Audit Report of Independent Accountants contained in our financial statements, or the 2017 Financial Statements, prepared under Taiwan IFRS for and as of the years ended December 31, 2016 and 2017 published in Taiwan on February 26, 2018, our accountants were required under auditing standards generally accepted in the Republic of China and the Rules Governing the Examination of Financial Statements by Certified Public Accountants to assess certain key audit matters that, in our accountants’ professional judgment, were of most significance in their audit of our and subsidiaries’ consolidated financial statements for the current period. These matters were addressed in the context of our accountants’ audit of the consolidated financial statements as a whole and, in forming their opinion thereon, they do not provide a separate opinion on these matters. The key audit matters identified by our accountants and addressed in the 2017 Financial Statements include revenue recognition. Please refer to the 2017 Financial Statements, which are available for inspection on our website at www.spil.com.tw for a complete description of such key audit matters.

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

	Closing Price for Each Share(1)		Average Daily	Taiwan Stock Exchange Index
Period	High	Low	Trading Volume	High	Low
	NT$	NT$	(in thousands of shares)
2013	39.00	30.20	9,511	8,623.43	7,616.64
2014	55.30	35.40	14,883	9,569.17	8,264.48
2015	56.20	33.10	15,660	9,973.12	7,410.34
2016	53.40	43.30	7,816	9,392.68	7,664.01
First Quarter	52.70	48.35	14,607	8,812.70	7,664.01
Second Quarter	53.40	43.30	10,847	8,716.25	8,053.69
Third Quarter	48.55	46.30	3,454	9,284.62	8,575.75
Fourth Quarter	48.60	46.00	3,152	9,392.68	8,931.03
2017	50.80	47.25	2,618	10,854.57	9,272.88
First Quarter	49.90	47.25	2,362	9,972.49	9,272.88
Second Quarter	50.80	48.00	3,702	10,513.96	9,632.69
Third Quarter	50.40	47.25	1,769	10,631.57	10,225.28
Fourth Quarter	50.30	47.70	2,692	10,854.57	10,355.76
2018 (through March 9)	50.90	50.00	4,977	11,253.11	10,371.75
First Quarter	50.90	50.00	4,977	11,253.11	10,371.75
January	50.50	50.00	5,136	11,253.11	10,710.73
February	50.90	50.20	5,523	11,160.25	10,371.75
March	50.80	50.70	3,462	10,864.82	10,642.90

Sources: Taiwan Stock Exchange Statistical Data 1999-2018, Taiwan Stock Exchange and Bloomberg.

(1)	As reported.

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

	Closing Price for Each ADS(1)		Average Daily
Period	High	Low	Trading Volume
	US$	US$
2013	6.50	5.06	620,944
2014	8.88	5.62	703,991
2015	9.09	5.06	1,040,034
2016	8.27	6.62	491,043
First Quarter	8.21	7.16	1,046,311
Second Quarter	8.27	6.62	534,357
Third Quarter	7.68	7.19	204,102
Fourth Quarter	7.57	7.13	201,584
2017	8.41	7.24	116,213
First Quarter	8.13	7.24	141,895
Second Quarter	8.36	7.83	145,397
Third Quarter	8.24	7.81	122,517
Fourth Quarter	8.41	7.80	55,449
2018 (through March 9)	8.71	8.36	68,532
First Quarter	8.71	8.36	68,532
January	8.61	8.39	90,257
February	8.71	8.36	55,447
March	8.62	8.55	38,871

Source: NASDAQ Stock Exchange.

(1)	As reported.

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

Directors

The ROC Company Act and our articles of incorporation provide that our board of directors is elected by shareholders and is responsible for the management of our services. Our board of directors is composed of nine directors. The Chairman of our board is elected by our directors. The Chairman presides at all meetings of our board of directors and also has the authority to represent us. The term of office for our directors is three years and our directors are elected by our shareholders by means of cumulative voting. The last election for all the directors was held in June 2017. Our board is required by the ROC Company Act, the Securities and Exchange Act and other relevant laws and regulations to consist of at least three independent directors, comprising not less than 20% of the total number of directors. A person may serve as our director in his personal capacity or as the representative of one of our shareholder entities. A director who serves as the representative of a legal entity may be removed or replaced at any time, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, one of our directors is a representative of a legal entity, as shown in “Item 6 – Directors, Senior Management and Employees—A. Directors and Senior Management.” Our audit committee consists of three independent directors, John Hsuan, Tsai-Ding Lin and William W. Sheng. In order to facilitate the function of our board of directors, our audit committee and board of directors have established procedures for handling complaints pursuant to Rule 10A-3(b)(3) under the Exchange Act and have established a means for communicating with the non-management members of our board of directors.

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

Shares

As of February 28, 2018, our authorized share capital was NT$36.0 billion, divided into 3.6 billion shares, of which NT$31.16 billion was issued. As of February 28, 2018, no option rights remained outstanding. Other than our shares and ADSs, we do not have any other equity interests outstanding, including any preferential subscription rights, exchangeable debt securities or warrants as of February 28, 2018. All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying the ADSs are fully paid, in registered form and will not be obligated by any capital calls. We generally are not permitted to directly acquire our shares, except under limited circumstances as permitted by ROC law.

In October 2014, we issued US$400 million unsecured zero coupon convertible bonds due 2019 to procure foreign currency-denominated raw materials and repay long-term debt. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$44.1443 per common share. As of March 22, 2018, US$10.25 million of the bonds have been converted into our common shares, and the balance of the outstanding bonds was US$389.75 million. Upon full conversion, the outstanding bonds would be converted to 275,387,762 common shares if based on the current conversion price, representing approximately 8.8% of our outstanding shares as of February 28, 2018. See “Item 3. Key Information – D. Risk Factors – Risks Related to Ownership of Our Shares or ADSs – Our ADS holders may experience dilution if we distribute rights to our shareholders or sell additional equity or equity-linked securities.”

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

C. Material Contracts

Joint Share Exchange Agreement with ASE

On June 30, 2016, we and ASE entered into the Joint Share Exchange Agreement, which was supplemented on December 14, 2017 to extend the long stop date under the Joint Share Exchange Agreement from December 31, 2017 to October 31, 2018. Under the terms of the Joint Share Exchange Agreement, it is expected that ASE will incorporate HoldCo, a holding company, which will (i) purchase our outstanding shares in cash and (ii) issue new shares to the ASE Shareholders in exchange for the shares of ASE. HoldCo will be a company incorporated in Taiwan which, upon the Effective Time (currently expected to be April 30, 2018), will be beneficially owned by the ASE Shareholders. If the Share Purchase is completed, we will continue our operations as a privately held company and will be beneficially owned by HoldCo. As the result of the Share Purchase, our ADSs will no longer be listed on the NASDAQ and the American depositary shares program for the ADSs will terminate.

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

The Joint Share Exchange Agreement contains various customary representations and warranties that we make to ASE relating to, among other things:

•	our due incorporation, valid existence and authority to carry on its business operations;

•	our capitalization;

•	absence of violations of (i) current laws or regulations of the ROC, (ii) judgments, orders or dispositions by courts, (iii) organizational documents, or (iv) contracts, representations, warranties or our other obligations, in each case as a result of entry into the Joint Share Exchange Agreement;

•	authority to enter into the Joint Share Exchange Agreement;

•	enforceability of the Joint Share Exchange Agreement;

•	approval of the Board and/or shareholders’ meeting in connection with the Share Purchase;

•	financial statements;

•	taxes;

•	the absence of litigation;

•	the absence of undisclosed liabilities;

•	title to assets;

•	absence of new material debts since December 31, 2015;

•	intellectual property;

•	labor matters;

•	environmental matters;

•	material contracts;

•	absence of default under contracts;

•	compliance with laws; and

•	accuracy of materials provided to prepare and file this proxy statement/prospectus.

The Joint Share Exchange Agreement contains various customary representations and warranties that ASE makes to us relating to, among other things:

•	ASE’s due incorporation, valid existence and authority to carry on its business operations;

•	capitalization of ASE;

•	absence of violations of (i) current laws or regulations of the ROC, (ii) judgments, orders or dispositions by courts, (iii) organizational documents, or (iv) contracts, representations, warranties or other obligations of ASE, in each case as a result of entry into the Joint Share Exchange Agreement;

•	authority to enter into the Joint Share Exchange Agreement;

•	enforceability of the Joint Share Exchange Agreement; and

•	approval of the ASE Board and/or meeting of ASE’s shareholders in connection with the Share Purchase.

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

The representations and warranties of each of the parties to the Joint Share Exchange Agreement will terminate upon the Effective Time or termination of the Joint Share Exchange Agreement in accordance with its terms.

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

Dividends

Dividends declared by us out of our retained earnings and distributed to the holders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution, in the case of cash dividends, or on the par value of the common shares in the case of stock dividends. However, half of the amount of the 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC withholding tax imposed on those distributions. Under the amendment Income Tax Law passed in February 2018. Effective in 2018, the withholding tax rate has been adjusted from 20% to 21%.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2017 and do not expect to become one in the future, although there can be no assurance in this regard.

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

Foreign Exchange Risk

Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. In 2017, sales in the amount of US$2,304.1 million were denominated in U.S. dollars. In 2017, material purchases in the amounts of US$529.7 million and ¥4,458.5 million were denominated in U.S. dollars and Japanese yen, respectively. As of December 31, 2017, we had certificates of deposit, bank deposits and accounts receivable denominated in U.S. dollars of US$631.7 million. As of December 31, 2017, we also had accounts payable, convertible bonds and other liabilities denominated in U.S. dollars and the Japanese yen of US$709.0 million and of ¥3,926 million, respectively. Our foreign currency revenues in general exceed our foreign currency expenses. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the Japanese Yen, the U.S. dollar and the NT dollar. Based on a sensitivity analysis performed on our financial position as of December 31, 2017, a hypothetical, unfavorable 1% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have decreased our net unrealized gains by NT$34 million. The table below presents our financial instruments with material foreign exchange risk as of December 31, 2017:

	Expected Maturity Date
Expressed in US$ amount (in millions)	2018	2019	2020	Thereafter	Total	Fair value
On-balance sheet financial instruments
Assets:
Time Deposit (NTD functional currency)	82.6	—	—	—	82.6	82.6
Time Deposit (RMB functional currency)	9.6	—	—	—	9.6	9.6
Liabilities:
Short-term Loans (RMB functional currency)	115.0	—	—	—	115.0	115.0
Long-term Loans (NTD functional currency)	—	—	—	—	—	—
Unsecured overseas convertible bonds (NTD functional currency)	—	420.4	—	—	—	405.1

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. The table below presents our financial instruments with material interest rate risk as of December 31, 2017:

	Expected Maturity Date
Expressed in US$ amount (in millions)	2018	2019	2020	Thereafter	Total	Fair value
On-balance sheet financial instruments
Liabilities:
Short-term Loans	115.0	—	—	—	115.0	115.0
Long-term Loans (1)	113.5	218.0	131.2	84.8	547.5	547.5

(1)	Our long-term borrowings had a weighted average interest rate of 1.3155% per annum during 2017.

As of December 31, 2016 and 2017, if the interest rate had been increased or decreased by 10 points, income before income tax for the period would have been NT$21 million and NT$19 million (US$0.6 million) higher or lower, respectively.

Commodity Price Risk

The price of gold wire has been volatile and has fluctuated with the spot price of gold in recent years. We generally do not entered into long-term supply agreements and our purchase of raw materials is on a purchase order basis at the prevailing market price. In addition, we do not employ financial instruments to hedge such commodity price risk. Therefore, in order to effectively mitigate the risk, we have continued to implement measures to reduce our dependency on gold wire, such as the development of copper wire bonding process. As of December 31, 2017, we only maintained the proper level of gold wire in inventory. As a result, we believe we were not exposed to significant commodity price risk.

Other Price Risk

Our exposure to other market risk relates primarily to our investments in publicly-traded stock. Pursuant to the objective of strategic investments, we are exposed equity securities price risk in public market because of investments held by us and classified on the consolidated balance sheet as available-for-sale financial assets. As of December 31, 2017 if the market price had increased or decreased by 10% with all other variables held constant, other comprehensive income would have increased or decreased by NT$414 million (US$14.0 million).

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

Payments by Depositary

In 2017, we received the following payments (subject to applicable withholding tax) from JPMorgan Chase Bank, N.A.:

Item	US$ (in thousands)
Reimbursement of investor relations efforts	6.7
Reimbursement of legal and consulting fees	203.2
Reimbursement of listing fees	42.8
Reimbursement of proxy process expenses	22.2
Reimbursement of SEC filing and maintenance fees	248.1

Total	523.0

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2015, 2016 and 2017.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934, as amended, as of December 31, 2017. Based on that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 utilizing the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. The effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2017, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers, Taiwan has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2017, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers, Taiwan to us in 2016 and 2017.

	2016	2017	2017
	NT$	NT$	US$
	(in thousands)
Audit Fees(1)	23,717	22,265	751.2
Audit-related Fees(2)	6,553	200	6.7
Tax Fees(3)	5,890	7,066	238.4
All Other Fees(4)	2,252	—	—

Total	38,412	29,531	996.3

(1)	Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as “Audit Fees.”
(3)	Tax fees include fees billed for tax compliance services and tax advice services.
(4)	All other fees consist of fees billed for company registration services.

Pre-approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. All audit and non-audit services performed by PricewaterhouseCoopers, Taiwan for 2016 and 2017 were pre-approved by our audit committee.

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

Item 19.	Exhibit Index

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Siliconware Precision Industries Co., Ltd., as amended on May 16, 2016 (English translation)(1)
2.1	Form of the Third Amended and Restated Deposit Agreement among Siliconware Precision Industries Co., Ltd., JPMorgan Chase Bank, N.A., as Depositary, and the Holders of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts(2)
4.1	License Agreement with Flip Chip Technologies, L.L.C. (P)(3)
4.2	Share Subscription Agreement with Tsinghua Unigroup Ltd. (English translation)(4)
4.3	Termination Agreement with Tsinghua Unigroup Ltd. (English translation)(5)
4.4	Joint Share Exchange Agreement with Advanced Semiconductor Engineering, Inc. (English translation)(6)
*4.5	Supplemental Agreement to Joint Share Exchange Agreement with Advanced Semiconductor Engineering, Inc. (English translation)
*8.1	List of Significant Subsidiaries of Siliconware Precision Industries Co., Ltd.
11.1	Code of Ethics(7)
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*101.INS	XBRL Instance Document
*101.SCH	XBRL Taxonomy Extension Schema Document
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	XBRL Taxonomy Extenstion Defintion Linkbase Document
*101.LAB	XBRL Taxonomy Extenstion Label Linkbase Document
*101.PRE	XBRL Taxonomy Extenstion Presentation Linkbase Document

*	filed herewith.
(P)	Paper exhibits
(1)	Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the SEC on April 11, 2017.
(2)	Incorporated by reference to Exhibit 99.(A) to our Registration Statement on Form F-6 (File No. 333-201043) filed with the SEC on December 18, 2014.

(3)	Incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-11812) filed with the SEC on April 29, 2000.
(4)	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F filed with the SEC on April 25, 2016.
(5)	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F filed with the SEC on April 11, 2017.
(6)	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F filed with the SEC on April 11, 2017.
(7)	Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Eva Chen
Name:	Eva Chen
Title:	Chief Financial Officer

Date: March 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

March 22, 2018

We have served as the Company’s auditor since 1994

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		As of December 31,
	Note	2016	2017
		NT$	NT$	US$ (Note 4)
Current Assets
Cash and cash equivalents	6, 12	$24,476,270	$24,444,083	$824,699
Available-for-sale financial assets, current	10, 12, 37	178,176	—	—
Notes receivable, net	12	23,591	15,879	536
Accounts receivable, net	7, 12, 35	17,354,883	16,861,111	568,863
Other receivables	12	581,630	492,081	16,602
Inventories	8	6,498,832	6,123,682	206,602
Non-current assets held for sale	9, 13	387,503	—	—
Other current assets - other	12, 32	950,410	1,129,076	38,093

		50,451,295	49,065,912	1,655,395

Non-current Assets
Available-for-sale financial assets, non-current	10, 12, 37	3,615,658	4,135,207	139,515
Investments accounted for using the equity method	11	2,401,531	2,897,644	97,761
Property, plant and equipment	13	65,380,409	62,398,065	2,105,198
Intangible assets	14	175,862	119,268	4,024
Deferred income tax assets	27	752,712	614,733	20,740
Other non-current assets - other	12	949,840	1,595,087	53,815

		73,276,012	71,760,004	2,421,053

TOTAL ASSETS		$123,727,307	$120,825,916	$4,076,448

Current Liabilities
Short-term loans	12, 18	$2,741,250	$3,422,400	$115,466
Financial liability at fair value through profit or loss, current	12, 15, 37	773,908	809,640	27,316
Accounts payable	12	8,194,647	7,456,974	251,585
Other payables	12, 16, 29	11,896,517	10,082,704	340,172
Current income tax liabilities	27	653,222	764,082	25,779
Current portion of convertible bonds	12, 17, 37	12,712,651	—	—
Current portion of long-term loans	12, 18	3,500,747	3,173,333	107,062
Other current liabilities - other	12	615,497	485,482	16,379

		41,088,439	26,194,615	883,759

Non-current Liabilities
Convertible bonds	12, 17, 37	—	12,015,229	405,372
Long-term loans	12, 18	14,840,000	12,666,667	427,350
Deferred income tax liabilities	27	264,360	479,583	16,180
Other non-current liabilities	12, 19, 22	2,414,050	2,051,787	69,224

		17,518,410	27,213,266	918,126

Total Liabilities		58,606,849	53,407,881	1,801,885

Shareholders’ Equity
Capital stock	20	31,163,611	31,163,611	1,051,404
Capital reserve	21	12,641,997	12,642,615	426,539
Retained earnings	22
Legal reserve		10,844,001	11,837,317	399,370
Unappropriated earnings		9,337,450	10,062,036	339,475
Accumulated other comprehensive income	23	1,133,399	1,712,456	57,775

Total Shareholders’ Equity		65,120,458	67,418,035	2,274,563

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$123,727,307	$120,825,916	$4,076,448

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

		For the years ended December 31,
	Note	2015	2016	2017
		NT$	NT$	NT$	US$ (Note 4)
Operating Revenues		$82,839,922	$85,111,913	$83,554,385	$2,818,974
Operating Costs	8, 14, 24	(61,230,622)	(65,762,191)	(66,740,290)	(2,251,697)

Gross Profit		21,609,300	19,349,722	16,814,095	567,277

Operating Expenses	14, 24
Selling expenses		(944,499)	(1,024,689)	(1,032,799)	(34,845)
General and administrative expenses		(3,671,161)	(3,495,613)	(3,264,130)	(110,126)
Research and development expenses		(3,739,109)	(4,043,290)	(3,841,996)	(129,622)

		(8,354,769)	(8,563,592)	(8,138,925)	(274,593)

Other Income and Expenses	25	(255,817)	(117,006)	127,046	4,286

Operating Profit		12,998,714	10,669,124	8,802,216	296,970

Non-operating Income and Expenses
Interest income		155,524	148,484	150,260	5,070
Other gains and losses	11, 26	57,553	(104,365)	39,976	1,349
Finance costs		(565,450)	(562,337)	(593,821)	(20,034)
Impairment loss of available-for-sale equity securities	10	(1,856,442)	—	—	—
Share of (losses) gains of associates and joint ventures accounted for using equity method	11	(183,708)	3,221	74,035	2,498
Dividends income		347,408	277,798	204,810	6,910
Gains on disposal of investments	10, 11	127,291	217,199	55,369	1,868
(Losses)/ Gains on financial liabilities at fair value through profit or loss	15	(703,368)	1,025,012	(35,732)	(1,206)

		(2,621,192)	1,005,012	(105,103)	(3,545)

Income before Income Tax		10,377,522	11,674,136	8,697,113	293,425
Income Tax Expense	22, 27	(1,366,059)	(1,867,199)	(1,525,579)	(51,470)

Net Income		$9,011,463	$9,806,937	$7,171,534	$241,955

Other Comprehensive Income	23, 27
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements		(227,905)	(908,801)	(226,323)	(7,636)
Unrealized gain (loss) on available-for-sale financial assets		(549,845)	(1,469,105)	465,175	15,694
Share of other comprehensive income (loss) of associates and joint ventures		—	(121,957)	418,944	14,135
Income tax relating to items that may be reclassified to profit or loss		20,244	273,910	(87,576)	(2,955)

		(757,506)	(2,225,953)	570,220	19,238

Items that will not be reclassiflied to profit or loss
Remeasurements of post-employment benefit obligations		(179,842)	(177,806)	10,647	359
Income tax relating to items that will not be reclassified to profit or loss		30,572	30,227	(1,810)	(61)

		(149,270)	(147,579)	8,837	298

Other Comprehensive Income (Loss) for the year, net of tax		(906,776)	(2,373,532)	579,057	19,536

Total Comprehensive Income for the year		$8,104,687	$7,433,405	$7,750,591	$261,491

Net Income Attributable to:
Owners of the parent		$9,011,463	$9,806,937	$7,171,534	$241,955

Total Comprehensive Income Attributable to:
Owners of the parent		$8,104,687	$7,433,405	$7,750,591	$261,491

Earnings Per Share (in New Taiwan dollars)	28
Basic		$2.89	$3.15	$2.30	$0.08

Diluted		$2.86	$2.65	$1.94	$0.07

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

				Retained Earnings		Other Comprehensive Income
		Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post- employment Benefit Obligations	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
For the year ended December 31, 2015
Balance at January 1, 2015		$31,163,611	$15,758,479	$8,797,005	$10,640,940	$3,670,115	$720,253	$23,339	$70,773,742
Appropriation of earnings for prior years:	22
Legal reserve		—	—	1,170,770	(1,170,770)	—	—	—	—
Cash dividends		—	—	—	(9,349,083)	—	—	—	(9,349,083)
Subsidiary’s share issue transaction costs		—	(121)	—	—	—	—	—	(121)
Net income		—	—	—	9,011,463	—	—	—	9,011,463
Other comprehensive income (loss)	23	—	—	—	—	(530,235)	(227,271)	(149,270)	(906,776)

Total comprehensive income		—	—	—	9,011,463	(530,235)	(227,271)	(149,270)	8,104,687

Balance at December 31, 2015		$31,163,611	$15,758,358	$9,967,775	$9,132,550	$3,139,880	$492,982	($125,931)	$69,529,225

For the year ended December 31, 2016
Balance at January 1, 2016		$31,163,611	$15,758,358	$9,967,775	$9,132,550	$3,139,880	$492,982	($125,931)	$69,529,225
Appropriation of earnings for prior years:	22
Legal reserve		—	—	876,226	(876,226)	—	—	—	—
Cash dividends		—	—	—	(8,725,811)	—	—	—	(8,725,811)
Cash distribution from capital reserve	21	—	(3,116,361)	—	—	—	—	—	(3,116,361)
Net income		—	—	—	9,806,937	—	—	—	9,806,937
Other comprehensive income (loss)	23	—	—	—	—	(1,317,722)	(908,231)	(147,579)	(2,373,532)

Total comprehensive income		—	—	—	9,806,937	(1,317,722)	(908,231)	(147,579)	7,433,405

Balance at December 31, 2016		$31,163,611	$12,641,997	$10,844,001	$9,337,450	$1,822,158	($415,249)	($273,510)	$65,120,458

For the year ended December 31, 2017
Balance at January 1, 2017		$31,163,611	$12,641,997	$10,844,001	$9,337,450	$1,822,158	($415,249)	($273,510)	$65,120,458
Appropriation of earnings for prior years:	22
Legal reserve		—	—	993,316	(993,316)	—	—	—	—
Cash dividends		—	—	—	(5,453,632)	—	—	—	(5,453,632)
Changes in other capital reserve		—	618	—	—	—	—	—	618
Net income		—	—	—	7,171,534	—	—	—	7,171,534
Other comprehensive income (loss)	23	—	—	—	—	796,737	(226,517)	8,837	579,057

Total comprehensive income		—	—	—	7,171,534	796,737	(226,517)	8,837	7,750,591

Balance at December 31, 2017		$31,163,611	$12,642,615	$11,837,317	$10,062,036	$2,618,895	($641,766)	($264,673)	$67,418,035

Balance at December 31, 2017, in US$	4	$1,051,404	$426,539	$399,370	$339,475	$88,357	($21,652)	($8,930)	$2,274,563

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2015	2016	2017
		NT$	NT$	NT$	US$ (Note 4)
Cash flows from operating activities
Consolidated income before tax		$10,377,522	$11,674,136	$8,697,113	$293,425
Adjustments to reconcile consolidated income before tax to net cash provided by operating activities:
Depreciation	13, 24	12,903,772	12,905,830	14,415,980	486,369
Amortization	14, 24	610,213	385,360	209,319	7,062
Provision for bad debt expense	7	—	—	11,911	402
Losses/ (Gains) on financial liabilities at fair value through profit or loss	15	703,368	(1,025,012)	35,732	1,206
Interest expense		564,540	561,613	593,115	20,011
Interest income		(155,524)	(148,484)	(150,260)	(5,070)
Dividend income		(347,408)	(277,798)	(204,810)	(6,910)
Share of losses (gains) of associates and joint ventures accounted for using the equity method	11	183,708	(3,221)	(74,035)	(2,498)
Impairment loss of available-for-sale financial assets		1,856,442	—	—	—
Gains on reversal of impairment loss of non-financial assets		(134,992)	—	—	—
Gains on disposal of property, plant and equipment	25	(31,293)	(32,615)	(150,579)	(5,080)
Gains on disposal of non-current assets held for sale		—	—	(19,402)	(655)
Gain on disposal of investment	10, 11, 31	(127,291)	(217,199)	(55,369)	(1,868)
Impairment loss on property, plant and equipment	25	64,996	91,247	88,231	2,977
Foreign currency exchange losses (gains) on convertible bonds payable		451,156	(221,082)	(987,093)	(33,303)
Foreign currency exchange gains on long-term loans		(28,790)	(105,712)	(291,375)	(9,830)
Premium from merger of available-for-sale financial assets	10, 29	—	(51,923)	—	—
Changes in assets and liabilities related to the operation
Notes receivable		(1,325)	(13,195)	7,389	249
Accounts receivable		2,658,604	(1,794,834)	441,656	14,900
Other receivables		295,714	1,301	73,152	2,468
Inventories		(132,271)	(1,321,346)	361,748	12,205
Other current assets-other		(384,471)	(2,590)	(147,132)	(4,964)
Other non-current assets-other		(95,494)	23,405	(642,483)	(21,676)
Accounts payable		(321,445)	1,359,898	(711,571)	(24,007)
Other payables		410,903	392,429	(619,470)	(20,900)
Other current liabilities		30,821	(23,780)	(158,151)	(5,336)
Other non-current liabilities		(6,277)	58,033	(11,185)	(377)

Cash provided by operations		29,345,178	22,214,461	20,712,431	698,800
Interest received		162,742	150,419	159,776	5,390
Dividend received		347,408	277,798	195,072	6,581
Interest paid		(257,415)	(247,829)	(301,086)	(10,158)
Income tax paid		(2,813,747)	(1,550,297)	(1,370,710)	(46,245)

Net cash provided by operating activities		26,784,166	20,844,552	19,395,483	654,368

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		For the years ended December 31,
	Note	2015	2016	2017
		NT$	NT$	NT$	US$ (Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	10	$—	$1,454,403	$—	$—
Proceeds from disposal of investments accounted for using the equity method	11	29,645	—	—	—
Acquisition of investments accounted for using the equity method	11	(2,400,000)	—	—	—
Proceeds from liquidation of available-for-sale financial assets	10	—	—	176,855	5,967
Proceeds from disposal of non-current assets held for sale	9	—	—	411,745	13,892
Acquisition of property, plant, and equipment	29	(13,855,431)	(15,295,121)	(12,932,655)	(436,324)
Proceeds from disposal of property, plant, and equipment		111,274	167,021	210,742	7,110
Increase in refundable deposits		(162,225)	(561,010)	(714,040)	(24,091)
Decrease in refundable deposits		65,326	237,007	546,603	18,441
Acquisition of intangible assets	14	(112,692)	(71,011)	(29,237)	(986)
(Increase) decrease in pledged deposits	32	(44,800)	27,000	(34,700)	(1,171)
Increase in other non-current assets		(218,536)	—	—	—

Net cash used in investing activities		(16,587,439)	(14,041,711)	(12,364,687)	(417,162)

Cash flows from financing activities
Increase in short-term loans	29	—	—	2,265,169	76,423
Decrease in short-term loans	29	—	—	(1,353,089)	(45,651)
Proceeds from long-term loans	29	2,500,000	9,000,000	1,000,000	33,738
Repayment of long-term loans	29	(8,235,833)	(4,228,721)	(3,413,112)	(115,152)
Payment for issuance of subsidiary’s stock		(121)	—	—	—
Increase in deposit-in	29	65,112	35,889	72,744	2,454
Decrease in deposit-in	29	(76,366)	(126,329)	(50,995)	(1,720)
Payment for cash dividends and cash distribution from capital reserve	21, 22	(9,349,083)	(11,842,172)	(5,453,632)	(183,996)

Net cash used in financing activities		(15,096,291)	(7,161,333)	(6,932,915)	(233,904)

Effect on foreign currency exchange		(63,775)	(356,612)	(130,068)	(4,388)

Net decrease in cash and cash equivalents		(4,963,339)	(715,104)	(32,187)	(1,086)
Cash and cash equivalents at the beginning of the year		30,154,713	25,191,374	24,476,270	825,785

Cash and cash equivalents at the end of the year	6	$25,191,374	$24,476,270	$24,444,083	$824,699

The accompanying notes are an integral part of these consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

2.	The Date of Authorization for Issuance of the Consolidated Financial Statements and Procedures for Authorization

The consolidated financial statements have been authorized for issuance by the Audit Committee on March 22, 2018.

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

The amendments to IFRS 15 clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard. The amendments introduce two new practical expedients to simplify transition. One expedient allows entities to use hindsight at the beginning of the earliest period presented or the date of initial application to account for contract modifications before that date. The second expedient allows entities applying the full retrospective method to elect not to restate contracts that are completed at the beginning of the earliest period presented.

January 1, 2018

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

New Standards, Amendments, and Interpretations	Content	Effective Date

IFRS 9, ‘Financial instruments’	The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income(loss) and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.	January 1, 2018
IFRS 16, ‘Leases’	‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.	January 1, 2019

The Group elects modified retrospective approach to apply IFRS 15 to contracts that are not complete on January 1, 2018 and recognize the cumulative effect of retrospectively applying IFRS 15 in the retained earnings on January 1, 2018. After adopting IFRS15, in the case of services provided according to the customer’s agreed specifications, if the customer simultaneously obtains and consumes the benefits provided by the performance of the Group, or when the customer controls the assets at the time the assets are created or strengthened, the Group will gradually recognize its revenue over time. Before adopting IFRS15, the Group recognized revenue at a point of time when the process agreed with the customer was completed.

The Group elects not to restate prior reporting periods when applying the requirements for the classification, measurement and impairment of financial assets under IFRS 9 with the cumulative effect of the initial application recognized on January 1, 2018. After adopting IFRS 9, the Group plans to adopt a simplified approach for accounts receivable and contract assets and measure the loss allowance at an amount equal to life time expected credit losses under credit loss model. Before adopting IFRS 9, the Group assessed at the end of each reporting period whether there is no objective evidence on impairment, and then collectively assessed impairment on receivables.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

The significant effects of adopting the new standards as of January 1, 2018 are summarized as below:

Affected Items of Consolidated Balance Sheet	As of December 31, 2017	Effect of adoption of new standards	As of January 1, 2018	Remark
Financial assets at fair value through profit or loss, non-current	$—	$4,135,207	$4,135,207	(A)
Available-for-sale financial assets, non-current	4,135,207	(4,135,207)	—	(A)
Contract assets - current	—	1,766,801	1,766,801	(C)(a)(b)
Accounts receivable, net	16,861,111	(909,849)	15,951,262	(B), (C)(a)
Other receivables	492,081	(1,204)	490,877	(B)
Inventories	6,123,682	(717,551)	5,406,131	(C)(b)
Deferred income tax assets	614,733	1,805	616,538	(E)

Total affected assets	$28,226,814	$140,002	$28,366,816

Contract liabilities - current	$—	$12,128	$12,128	(C)(c)
Other current liabilities - other	485,482	(12,128)	473,354	(C)(c), (D)
Deferred income tax liabilities	479,583	27,196	506,779	(E)

Total affected liabilities	965,065	27,196	992,261

Unappropriated earnings	10,062,036	2,457,578	12,519,614	(A),(B),(C)(b),(E)
Accumulated other comprehensive income	1,712,456	(2,344,772)	(632,316)	(A)

Total affected equity	11,774,492	112,806	11,887,298

Total affected liabilities and equity	$12,739,557	$140,002	$12,879,559

Explanation:

(A)	When adopting IFRS 9, the Group expects to reclassify available-for-sale financial assets of $4,135,207 to financial assets at fair value through profit or loss, and increase retained earnings and decrease accumulated other comprehensive income in the amounts of $2,344,772 and $2,344,772, respectively.

(B)	In line with the regulations of IFRS 9 on provision for impairment, accounts receivable and other receivables will be reduced by $8,370 and $1,204, respectively, and retained earnings will be decreased by $9,574.

(C)	Presentation of contract assets and contract liabilities
When	adopting IFRS 15, the Group expects to change the presentation of certain accounts in the balance sheet as follows:

(a)	Under IFRS 15, the services which have been rendered but not yet billed will be recognized as contract assets, but were previously presented as part of accounts receivable in the balance sheet. As of January 1, 2018, the balance of contract asset is $901,479.

(b)	Under IFRS 15, the services which have been processed before completion will be recognized as contract assets over time. As of January 1, 2018, the contract assets and retained earnings will be increased by $865,322 and $147,771, respectively, and the related work-in-process inventories to satisfy the performance obligation over time will be decreased by $717,551.

(c)	Under IFRS 15, the Group’s obligation to transfer services to a customer for which the Group has received consideration from customer are recognized as contract liabilities, but were previously presented as advance sales receipts in the balance sheet. As of January 1, 2018, the balance of contract liabilities will be $12,128.

(D)	Under IFRS 15, current provisions (shown as other liabilities - current are reclassified as refund liabilities (shown as other liabilities - current), but were previously presented as current provisions (shown as other liabilities - current) in the balance sheet. As of January 1, 2018, the balance is $316,391.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(E)	Recognition of deferred income tax assets and liabilities.

When initially adopting IFRS 9 and IFRS 15, the Group will recognize deferred income tax assets and liabilities for the temporary differences resulted from the adjustments. Accordingly, deferred income tax assets and deferred income tax liabilities will be increased by $1,805 and $27,196 and retained earnings will be decreased by $25,391, respectively, on January 1, 2018.

B.	New Standards and Interpretations Adopted

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017:

•	Disclosure Initiative - Amendments to IAS 7

•	Recognition of Deferred Tax Assets for Unrealized Losses - Amendments to IAS 12

•	Annual improvements to IFRSs 2014-2016 cycle - Amendments to IFRS 12

The adoption of these amendments did not have significant impact on the current period or any prior period and is not likely to affect future periods, and according with Disclosure Initiative - Amendment to IAS 7, which requires that the Group should provide more disclosures related to changes in liabilities arising from financing activities. The additional disclosure is disclosed in Note 29B.

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

B.	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for the following:

•	available-for-sale financial assets, financial assets and liabilities (including derivative instruments)—measured at fair value

•	defined benefit pension plans - net amount of pension fund assets less present value of defined benefit obligation measured at fair value.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

Consolidated subsidiaries:

			% of ownership held by the named investors as of December 31,
Name of investor	Name of subsidiaries	Main operating activities	2016	2017
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%
The Company	Siliconware Investment Co., Ltd.	Investment activities	100%	100%
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Electronics (Fujian) Co., Limited (1)	Assembly and testing services	—	100%

(1)	Siliconware Electronics (Fujian) Co., Limited was established in July 2017 and mainly engaged in assembly and testing service for memory and logic devices with initial capital of US$45,000 thousands.

(3)	Segment Reporting

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Foreign Currency Translation

A.	Convenience Translation into US Dollars

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2017 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$29.64 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income. Other financial assets not carried at fair value through profit or losses are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

B.	The Group’s share of post-acquisition profit or loss is recognized in the statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

C.	If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. Dilution gains and losses arising in investments in associates are recognized in the statement of comprehensive income.

D.	Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Material accounting policy differences between associates and the Group were properly assessed and changed where necessary to ensure consistency with those adopted by the Group.

E.	The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the statement of comprehensive income.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(13)	Property, Plant and Equipment

A.	Property, plant and equipment are stated at historical cost less accumulated depreciation and impairments. The acquisition costs include the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and the obligations to dismantle and remove the items and restore the site on which they are located. The subsequent costs will only be recognized under the conditions that future economic benefits associated with the item will flow to the Group and the item cost can be measured reliably. The carrying amount of the replaced part is derecognized. Day-to-day servicing costs and repairment expenditures are recognized as expenses as incurred.

B.	The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The capitalized borrowing costs will be depreciated through the residual useful lives of related items. Borrowing costs which do not qualify for capitalization are recognized in profit or loss.

C.	If material part of replacing items of property, plant and equipment has different useful life from the main asset, it should be recognized and depreciated separately. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The estimated useful lives of property, plant and equipment are as follows:

Property, plant and equipment	Estimated useful lives
Buildings
- Main buildings	20-55 years
- Construction and improvements	3-15 years
Machinery and equipment	5-6 years
Other equipment	2-6 years

D.	The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each fiscal year.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other income and expenses” in the statement of comprehensive income.

(14)	Intangible Assets

Intangible assets are the expenditures of license fees and computer software. License fees are capitalized at historical cost. Acquired computer software is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Both license fees and computer software are intangible assets with limited useful lives. They are subsequently measured at cost less accumulated amortization and impairment. Computer software is amortized over three years whereas license fees are amortized over their economic lives or the contract years using straight-line method or based on portions of sales. Subsequent measurements are measured using costs less accumulated amortization.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(21)	Income Tax

A.	The tax expense for the period comprises current and deferred income tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

B.	The current income tax is calculated on the basis of the tax law enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

C.	Additional 10% undistributed earnings tax is estimated and recognized during the period when income is earned.

D.	Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

E.	Deferred income tax liabilities are not recognized for temporary differences between the carrying amount and tax bases of investments in subsidiaries, associates and joint arrangements where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

F.	Deferred income tax assets and liabilties are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

G.	Deferred income tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses. The investment tax credits relating to the acquisition cost of qualifying equipment or technology, qualifying research and development expenditure, qualifying personnel training expenditure and qualifying investments in significant technology companies are recognized as income tax adjustments in the period the tax credits arise.

(22)	Employee Benefits

A.	Pensions

(a)	For defined contribution plans, the Group pays contributions to a publicly or privately administered pension fund. The contributions are recognized as employee benefit expenses when they are due. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

(b)	For defined benefit plan, the liability recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension obligation.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

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

(2)	Fair Value of Derivatives and Other Financial Instruments

The fair value of derivatives and other financial instruments that are not traded in active market is determined by using valuation techniques. The Group applies professional judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For valuing these derivatives and other financial instruments, the Group maximizes the use of observable market data where it is available and rely as little as possible on entity specific estimates. For sensitivity analyses, please refer to Note 37C (4).

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

6.	Cash and Cash Equivalents

	As of December 31,
	2016	2017
	NT$	NT$
Cash on hand and petty cash	1,072	1,340
Savings accounts and checking accounts	3,876,568	5,754,845
Time deposits	20,598,630	18,687,898

	24,476,270	24,444,083

7.	Accounts Receivable, Net

	As of December 31,
	2016	2017
	NT$	NT$
Accounts receivable	17,359,584	16,873,044
Less: Allowance for sales discounts	(3,006)	—
Allowance for doubtful accounts	(1,695)	(11,933)

	17,354,883	16,861,111

The Group assessed the carrying value of receivables mentioned above are highly likely to be recovered; therefore, the credit risk is low. Please refer to Note 35 B for relevant analysis.

Movements on the Group’s allowance for doubtful accounts are as follows:

	For the years ended December 31,
	2016	2017
	NT$	NT$
Balance as of January 1	1,695	1,695
Allowance for doubtful accounts	—	11,911
Write-offs	—	(1,673)

Balance as of December 31	1,695	11,933

The above movement of allowance for doubtful accounts is based on individual provision.

8.	Inventories

	As of December 31,
	2016	2017
	NT$	NT$
Raw materials and supplies	5,885,054	5,406,131
Work in process	613,778	717,551

	6,498,832	6,123,682

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Amounts recognized in profit or loss are as follows:

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Expense / loss incurred related to inventories :
Cost of goods sold	61,196,890	65,744,357	66,696,160
Decline in market value and loss on obsolescence	20,320	54,853	69,848
Others	13,412	(37,019)	(25,718)

	61,230,622	65,762,191	66,740,290

9.	Non-current Assets Held for Sales

	As of December 31,
	2016	2017
	NT$	NT$
Plant held for sale	387,503	—

On November 3, 2016, the Board of Directors of the Company resolved to sale the plant and its affiliated equipment of Hsinchu facility phase II (No. 15/17, Park Ave. 2, Science-Based Industrial Park, Hsinchu). On December 16, 2016, the Company entered into an agreement to sell the plant to a non-related party. The transfer was completed in March 2017, with a total consideration of $412,000 and the amount has been paid in full. The Company recognized disposal gains of $19,402 on non-current assets held for sale in the first quarter of 2017.

10.	Available-for-sale Financial Assets

	As of December 31,
	2016	2017
Current Item:	NT$	NT$
Fund	178,176	—

Non-current Items:
Common Stock	3,087,019	4,135,207
Depositary Shares	528,639	—

	3,615,658	4,135,207

A.	In 2015, the stock price of domestic listed stocks declined significantly below its cost. The Company recognized impairment loss of $1,856,442 as a result of the decline in stock price. These impaired equity securities were subsequently sold in February 2016 and gains on disposal of $10,256 was recognized. The Company disposed common stock of available-for-sale financial assets and recognized gains on disposal of $206,943 in the third quarter of 2016.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The foreign fund was matured in the first quarter of 2017 and the Company recognized gains on disposal of $53,053.

C.	The Company held the common stock of ChipMOS Technologies Inc., and the depositary shares of ChipMOS Technologies (Bermuda) Ltd. On October 20, 2016, the Board of Directors of ChipMOS Technologies Inc., has resolved October 31, 2016 as the merger date with ChipMOS Techinologies (Bermuda) Ltd., with ChipMOS Technologies Inc., be the surviving company. Under the agreement, the shareholders of ChipMOS Technologies (Bermuda) Ltd., will receive US$3.71 dollars of cash and 0.9355 unit of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS represents 20 new common shares to be issued by ChipMOS Technologies Inc. The Company regarded the merger as business reorganization in substance and only recognized the premium from the merger of $51,923 as other income. The Company converted all ChipMOS ADSs held by the Company into Common Stock of ChipMOS Technologies Inc. in the second quarter of 2017.

11.	Investments Accounted for Using Equity Method

		Carrying Amount		Percentage of ownership interest
Associates	Nation of Registration	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
		NT$	NT$
Individually immaterial:
Yann Yuan Investment Co., Ltd.	Taiwan, R.O.C.	2,383,512	2,897,644	33.33%	32.21%
ASM Advanced Packaging Materials Pte. Ltd. (AAPM)	Singapore	18,019	—	39.00%	—

		2,401,531	2,897,644

A.	The Company acquired common shares of AcSiP Technology Corp. (AcSiP) to upgrade assembly related technology. In December 2015, the Company disposed all of its shareholdings in AcSip and recognized disposal gain of $1,059.

B.	In December 2015, Siliconware Investment Co., Ltd. (which is the Company’s subsidiary) invested $2,400,000 in Yann Yuan Investment Co., Ltd . Yann Yuan Investment Co., Ltd. held 45,900 thousands shares of SPIL’s common stock as of December 31, 2016 and 2017. In June 2017, Yann Yuan Investment Co., Ltd. issued new shares, which were not subscribed proportionally by the Group. As a result, the Company’s percentage of ownership decreased from 33.33% to 32.21%. The decrease of net equity on this associate in the amount of $6,645 has been deducted from gain on disposal of investment. The interest previously recognized as other comprehensive income and loss in the amount of $10,425 has been reclassified to investment disposal gains in the second quarter of 2017.

C.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired the shares in Interconnect Tech Pte. Ltd.. As of September 30, 2015, the carrying amount of investment in Interconnect was $0 and unrecognized share of loss was $133,583 due to the sustained losses of Interconnect. In October 2015, Interconnect sold major assets and liabilities to a newly established company, AAPM, in exchange for cash and 39% interests in AAPM. Concurrently, another third party shareholder contributed cash to acquire 61% interests in AAPM. As a result, the Company evaluated the recoverable amounts of investment in Interconnect using the fair value less cost of disposal model, and reversed the previous impairment charges in “other gains and losses” amounted to $134,992 in 2015 (Note 26). The recoverable amount was determined by referencing to AAPM’s per share price issued to the third party shareholder; therefore, it is considered a Level 2 non-recurring fair value measurement. The Company also recognized previously unrecognized share of loss in Interconnect amounted to $133,583 in 2015. Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to the Company as capital return. Accordingly, the Company derecognized the investment in Interconnect and recognized a disposal gain of $139,567 in 2015.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

However, due to the continued losses of AAPM, the carrying amount of investment on AAPM has been written down to $0 as of March 31, 2017. Since the Company did not subscribe on AAPM’s new shares issued in May 2017, the Company’s percentage of ownership on AAPM has been reduced from 39% to13.7%. In addition, because the Company has no longer served as AAPM’s board of director, the Company lost significant influence over AAPM. Due to AAPM’s fair value cannot be reliably measured by the Company and there is no quoted price in an active market, the Company reclassified the investment on AAPM to available-for-sale financial assets and recognized a disposal loss of $1,464 in the second quarter of 2017.

D.	Set out below are the aggregate carrying value and aggregate amount of the Company’s share of operating results of individually immaterial associates.

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Net (loss) income	(183,708)	3,221	74,035
Other comprehensive income (loss)	1,304	(112,797)	380,631

Total comprehensive income (loss)	(182,404)	(109,576)	454,666

12.	Financial Instruments by Category

	As of December 31,
	2016	2017
	NT$	NT$
Financial Assets
Loans and receivables
Cash and cash equivalents	24,476,270	24,444,083
Notes receivable	23,591	15,879
Accounts receivable	17,354,883	16,861,111
Other receivables	581,630	492,081
Time deposit pledged as collateral (shown as other current assets-other)	357,400	392,100
Refundable deposit (shown as other non-current assets-other)	501,924	666,936
Available-for-sale financial assets, current	178,176	—
Available-for-sale financial assets, non-current	3,615,658	4,135,207

	47,089,532	47,007,397

Financial Liabilities
Financial liabilities at amortised cost
Short-term loans	2,741,250	3,422,400
Accounts payable	8,194,647	7,456,974
Other payables	11,896,517	10,082,704
Receipts under custody (shown as other current liabilities-other)	76,231	74,149
Deposit received (shown as other current liabilities-other and other non-current liabilities)	38,907	60,499
Convertible bonds (including the current portion)	12,712,651	12,015,229
Long-term loans (including the current portion)	18,340,747	15,840,000
Long-term payable (shown as other non-current liabilities)	63,215	5,052
Financial liability at fair value through profit or loss	773,908	809,640

	54,838,073	49,766,647

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

13.	Property, Plant and Equipment

A.	Carrying amount by category:

	As of December 31,
	2016	2017
	NT$	NT$
Land	2,903,192	2,903,192
Buildings	19,939,679	21,859,531
Machinery and equipment	32,145,342	30,536,886
Other equipment	4,674,862	4,691,122
Construction in progress and equipment awaiting for inspection	5,717,334	2,407,334

	65,380,409	62,398,065

B.	Movement from period beginning to period end

(a)	From January 1, 2015 to December 31, 2015

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	22,789,352	1,423,338	—	6,798,051	(57,827)	30,952,914
Machinery and equipment	71,922,606	7,675,210	(7,055,018)	2,074,177	(232,752)	74,384,223
Other equipment	7,629,873	1,192,144	(629,015)	737,087	(29,765)	8,900,324
Construction in progress and equipment awaiting for inspection	10,018,645	3,719,296	—	(9,609,315)	(19,084)	4,109,542

	115,263,668	14,009,988	(7,684,033)	—	(339,428)	121,250,195

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	9,636,672	1,665,873	—	—	—	(13,561)	11,288,984
Machinery and equipment	38,233,303	10,086,128	46,198	(6,977,590)	966	(135,539)	41,253,466
Other equipment	3,873,022	1,151,771	18,798	(623,394)	(966)	(17,094)	4,402,137

	51,742,997	12,903,772	64,996	(7,600,984)	—	(166,194)	56,944,587

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(b)	From January 1, 2016 to December 31, 2016

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	30,952,914	1,445,512	(83,778)	428,540	(220,178)	32,523,010
Machinery and equipment	74,384,223	7,815,011	(7,204,489)	1,542,650	(962,141)	75,575,254
Other equipment	8,900,324	1,283,475	(713,787)	342,751	(120,433)	9,692,330
Construction in progress and equipment awaiting for inspection	4,109,542	4,703,546	(420)	(2,984,597)	(110,737)	5,717,334

	121,250,195	15,247,544	(8,002,474)	(670,656)	(1,413,489)	126,411,120

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	11,288,984	1,715,407	—	(83,778)	(278,570)	(58,712)	12,583,331
Machinery and equipment	41,253,466	9,849,149	72,655	(7,155,398)	3,407	(593,367)	43,429,912
Other equipment	4,402,137	1,341,274	18,592	(663,349)	(9,450)	(71,736)	5,017,468

	56,944,587	12,905,830	91,247	(7,902,525)	(284,613)	(723,815)	61,030,711

(c)	From January 1, 2017 to December 31, 2017

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	32,523,010	1,376,617	—	2,422,828	(51,686)	36,270,769
Machinery and equipment	75,575,254	6,938,086	(3,217,594)	2,562,020	(198,414)	81,659,352
Other equipment	9,692,330	1,236,677	(464,434)	475,464	(28,143)	10,911,894
Construction in progress and equipment awaiting for inspection	5,717,334	2,186,703	—	(5,460,312)	(36,391)	2,407,334

	126,411,120	11,738,083	(3,682,028)	—	(314,634)	134,152,541

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	12,583,331	1,841,411	—	—	—	(13,504)	14,411,238
Machinery and equipment	43,429,912	10,936,614	78,468	(3,179,598)	(8,178)	(134,752)	51,122,466
Other equipment	5,017,468	1,637,955	9,763	(434,993)	8,178	(17,599)	6,220,772

	61,030,711	14,415,980	88,231	(3,614,591)	—	(165,855)	71,754,476

C.	There is no interest capitalized for the years ended December 31, 2015, 2016 and 2017.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	For idle equipment, the Group adopted fair value less cost of disposal method to measure their recoverable amount and recognized impairment loss of $64,996, $91,247 and $88,231 for the years ended December 31, 2015, 2016 and 2017, respectively. The recoverable amount of major impaired property, plant and equipment is determined based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a level 2 input in terms of IFRS 13 because the secondary market is not very active.

E.	In 2016, the Company reclassified the plant held for sale as non-current assets held for sale with cost of $670,656 and accumulated depreciation of $284,613.

14.	Intangible Assets

A.	Carrying amount by category:

	As of December 31,
	2016	2017
	NT$	NT$
License Fee	31,460	18,443
Software	144,402	100,825

	175,862	119,268

B.	Movement from period beginning to period end

(a)	From January 1, 2015 to December 31, 2015

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	608,138	—	(495,890)	—	112,248
Software	174,858	112,692	(84,826)	(410)	202,314

	782,996	112,692	(580,716)	(410)	314,562

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	433,876	120,693	(495,890)	—	58,679
Software	99,950	48,111	(84,826)	(126)	63,109

	533,826	168,804	(580,716)	(126)	121,788

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(b)	From January 1, 2016 to December 31, 2016

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	112,248	—	(4,354)	—	107,894
Software	202,314	71,011	(32,320)	(1,818)	239,187

	314,562	71,011	(36,674)	(1,818)	347,081

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	58,679	22,109	(4,354)	—	76,434
Software	63,109	64,616	(32,320)	(620)	94,785

	121,788	86,725	(36,674)	(620)	171,219

(c)	From January 1, 2017 to December 31, 2017

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	107,894	—	(75,094)	—	32,800
Software	239,187	29,237	(23,689)	(427)	244,308

	347,081	29,237	(98,783)	(427)	277,108

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
License Fee	76,434	13,017	(75,094)	—	14,357
Software	94,785	72,531	(23,689)	(144)	143,483

	171,219	85,548	(98,783)	(144)	157,840

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

For the years ended December 31, 2015, 2016 and 2017, amortizations of $14,208, $24,539 and $26,100 are included in “operating cost”, and amortizations of $154,596, $62,186 and $59,448 are included in “operating expense” in the statement of comprehensive income.

15.	Financial Liabilities at Fair Value Through Profit or Loss

As of December 31, 2016 and 2017, the detail of financial liabilities at fair value through profit or loss is as follow:

	As of December 31,
	2016	2017
	NT$	NT$
Conversion option, redemption option and put option of convertible bonds upon initial recognition(Note 17)	774,319	774,319
Valuation adjustments	(411)	35,321

	773,908	809,640

For the years ended December 31, 2015, 2016 and 2017, the Company recognized net losses of $703,368, gains of $1,025,012 and losses of $35,732 on financial liabilities at fair value through profit or loss, respectively.

16.	Other Payables

	As of December 31,
	2016	2017
	NT$	NT$
Payables for equipment	3,486,635	2,234,142
Payables for employees’ compensations	3,880,980	3,476,527
Others	4,528,902	4,372,035

	11,896,517	10,082,704

Others represent individually insignificant items such as supplies, maintenance charges, professional service fees and etc., which are presented on an aggregate basis.

17.	Convertible Bonds

As of December 31, 2016 and 2017, the detail of convertible bonds is as follow:

	As of December 31,
	2016	2017
	NT$	NT$
Unsecured overseas convertible bonds	13,580,212	12,533,316
Less: Discounts on bonds payable	(867,561)	(518,087)
Current portion	(12,712,651)	—

	—	12,015,229

In October 2014, the Company issued the fourth unsecured overseas convertible bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with a maturity of 5 years and with par value of US$250 thousand or in any integral multiples thereof.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Key terms and conditions of the Bonds are as follows:

A.	Each holder of the Bonds has the right to convert at any time starting from the day immediately following 40 days after the issue date to 10 days prior to the maturity date, except during legal lock-up period, into newly issued listed common shares or American Depository shares (“ADSs”) at the conversion price NT$53.1038 dollars, determined on the basis of a fixed exchange rate of US$1 to NT$30.392 (in dollars). The conversion price was adjusted to $44.1443 dollars as of December 31, 2017.

B.	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed by the Company on the maturity date at an amount equal to 105.11% of the principals, with repayment made in US dollars.

C.	Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) at 103.04% of the principal amount on the third anniversary of the issuance date or (2) at principal amount plus 1% interest compounded semiannually (“Early Redemption Amount”) in the event of a change in control or delisting.

D.	The Company may redeem the Bonds in whole or in part, from 3 years after the issuance date, at a price equal to the Early Redemption Amount, provided that the closing price of the Company’s common shares on the Taiwan Stock Exchange, converted into US dollars at the prevailing exchange rate, on 20 trading days within a period of 30 consecutive trading days, is at least 130% of the Early Redemption Amount divided by the conversion ratio. The Company may, in whole but not in part, redeem all of the Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds have been previously redeemed, converted, or repurchased or cancelled, or in the event of changes in the R.O.C.’s tax rules which result in significant unfavorable tax consequences to the Company.

E.	The Bonds contained a debt host contract, recognized as convertible bonds, and the Bonds Options were aggregately recognized as financial liabilities at fair value through profit or loss. The effective interest rate of the debt host contract was 2.407% and the aggregate fair value of the Bonds Options was $774,319 on initial recognition.

F.	For the years ended December 31, 2015, 2016 and 2017, the interest expenses on corporate bonds payable were $300,672, $306,423 and $289,671, respectively.

G.	On February 12, 2018, the Company convened an extraordinary general meeting to resolve the Joint Share Exchange Agreement, Supplemental Agreement to Joint Share Exchange Agreement and the transaction completed by the Joint Share Exchange Agreement with Advanced Semiconductor Engineering, Inc. On the same day, the Board of Directors resolved April 30, 2018 as the effective date of the Share Exchange Transactions and the delisting date of the Company’s shares. As a result of the event described above, a Delisting Event and a Change of Control Event of the Indenture will occur on April 30, 2018, and the Delisting Repurchase Date to be April 13, 2018. Therefore, the Bond holder shall have the right to request the Company repurchase the Bond in the amount indicated in Note 17C above when the application period from February 14 to April 3, 2018.

18.	Loans

A.	Short-term Loans

	As of December 31,
	2016	2017
	NT$	NT$
Credit loans	2,741,250	3,422,400

Interest rates	1.3250% ~ 1.6440%	1.6764% ~ 2.5112%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Long-term Loans

Loan period and repayment method	As of December 31,
	2016	2017
	NT$	NT$
Syndicated bank loans:
2012.8.10-2017.8.10 Including US$33,333 thousand in December 31, 2016. Repayables in 6 semi-annually installments starting from February, 2015	2,162,333	—
Other bank loans:
2013.12.31-2016.12.31 /Extended to 2019.12.30, and increased by $1,000,000 on 2017.01.19. Repayables in 3 semi-annually installments starting from December 28, 2018	1,500,000	2,500,000
2014.8.11-2018.12.13 Repayables in 5 semi-annually installments starting from December 13, 2016	680,000	340,000
2014.8.11-2018.12.10 Repayables in 6 semi-annually installments starting from June 13, 2016	1,000,000	500,000
2014.8.11-2019.8.11 Repayables in 6 semi-annually installments starting from February 10, 2017	1,500,000	1,000,000
2015.7.1-2020.7.1 Repayables in 6 semi-annually installments starting from January 2, 2018	1,500,000	1,500,000
2015.11.13-2020.11.13 Repayables in 6 semi-annually installments starting from May 11, 2018	1,000,000	1,000,000
2016.07.19-2021.01.10 Repayables in 6 semi-annually installments starting from July 10, 2018	3,000,000	3,000,000
2016.07.19-2021.07.19 Repayables in 6 semi-annually installments starting from January 18, 2019	4,000,000	4,000,000
2016.12.30-2021.12.30 Repayables in 6 semi-annually installments starting from June 28, 2019	2,000,000	2,000,000
Less:
Arrangement fee of syndicated loans	(1,586)	—
Current portion	(3,500,747)	(3,173,333)

	14,840,000	12,666,667

Interest rate	1.1287%-2.3890%	1.1358%-2.3890%

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company entered into syndicated loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank, in August 2012. All long-term loans are with credit periods of five years and are floating interest rate loans.
(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual consolidated basis, certain debt covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. Up to December 31, 2017, the Company has been in compliance with all the debt covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company established pension plans for executive officers and recognized $63,007 and $596 net of pension costs for the years ended December 31, 2016 and 2017 respectively. As of December 31, 2016 and 2017, the net defined benefit obligations of executive officers were $64,929 and $62,222, respectively.

(1) Except for the pension plans for executive officers, the amounts arising from the defined benefit obligation recognized on the balance sheets are as follows:

	As of December 31,
	2016	2017
	NT$	NT$
Present value of defined benefit obligations	2,550,824	2,513,060
Fair value of plan assets	(1,177,592)	(1,159,337)

Net defined benefit liability	1,373,232	1,353,723

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	Movements in net defined benefit liabilities are as follows:

(a)	For the year ended December 31, 2015

	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$	NT$	NT$
Balance at January 1	2,225,935	(1,192,196)	1,033,739
Current service cost	20,475	—	20,475
Interest expense (income)	49,670	(26,976)	22,694

	70,145	(26,976)	43,169

Remeasurements:
Experience adjustments	10,493	—	10,493
Changes in demographic assumptions	18,021	—	18,021
Changes in financial assumptions	145,514	—	145,514
Return of plan assets(excluding amount included in net interest expense)	—	5,814	5,814

	174,028	5,814	179,842

Pension fund contribution	—	(49,440)	(49,440)
Paid Pension	(77,827)	77,827	—

Balance at December 31	2,392,281	(1,184,971)	1,207,310

(b)	For the year ended December 31, 2016

	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$	NT$	NT$
Balance at January 1	2,392,281	(1,184,971)	1,207,310
Current service cost	19,165	—	19,165
Interest expense (income)	41,441	(20,754)	20,687

	60,606	(20,754)	39,852

Remeasurements:
Experience adjustments	19,709	—	19,709
Changes in financial assumptions	149,878	—	149,878
Return of plan assets(excluding amount included in net interest expense)	—	6,297	6,297

	169,587	6,297	175,884

Pension fund contribution	—	(49,814)	(49,814)
Paid Pension	(71,650)	71,650	—

Balance at December 31	2,550,824	(1,177,592)	1,373,232

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(c)	For the year ended December 31, 2017

	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$	NT$	NT$
Balance at January 1	2,550,824	(1,177,592)	1,373,232
Current service cost	17,171	—	17,171
Interest expense (income)	37,817	(17,601)	20,216

	54,988	(17,601)	37,387

Remeasurements:
Experience adjustments	(13,625)	—	(13,625)
Return of plan assets(excluding amount included in net interest expense)	—	6,281	6,281

	(13,625)	6,281	(7,344)

Pension fund contribution	—	(49,552)	(49,552)
Paid Pension	(79,127)	79,127	—

Balance at December 31	2,513,060	(1,159,337)	1,353,723

(3)	Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds. The constitution of fair value of plan assets as of December 31, 2016 and 2017 is as follows:

	As of December 31,
	2016	2017
	NT$	NT$
Cash	268,962	270,473
Equity instruments	580,435	574,452
Debt instruments	328,195	314,412

	1,177,592	1,159,337

(4)	Principal actuarial assumptions for the reporting period are as follows:

	As of December 31,
	2016	2017
Discount rate	1.50%	1.50%

Future salary increases	2.25%	2.25%

(5)	For the years ended December 31, 2016 and 2017, if the aforementioned discount rate and future salary increase rate are 0.5% higher (lower) than management’s estimates, the impact on the carrying amounts of defined benefit obligations is as follows:

	Impact on defined benefit obligations
As of December 31, 2016	0.5% increase in assumption	0.5% decrease in assumption
	NT$	NT$
Discount rate	(150,030)	163,143

Future salary increase rate	161,138	(149,723)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	Impact on defined benefit obligations
As of December 31, 2017	0.5% increase in assumption	0.5% decrease in assumption
	NT$	NT$
Discount rate	(139,783)	151,499

Future salary increase rate	149,644	(139,499)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions, the same method has been applied as when calculating the net defined benefit liability recognized in the balance sheet.

(6)	The Company expects to pay $50,667 as contribution to the pension plan in 2018.

(7)	As of December 31, 2017, the weighted average duration of the defined benefit plan is 11.6 years. Expected maturity analysis of undiscounted defined benefit obligations was as follows:

NT$
Within 1 year	65,895
1-2 year(s)	73,658
2-3 years	87,648
Over 3 years	2,876,889

3,104,090

B.	Defined Contribution Plans

(1)	In accordance with the Labor Pension Act (“LPA”), effective July 1, 2005, the Company has established a defined contribution pension plan covering all regular employees with R.O.C. nationality. The Company makes monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of each employee’s monthly salary or wage. The principal and accumulated gains or losses from an employee’s personal pension account may be claimed on a monthly basis or on lump sum.

(2)	SUI has established a 401(K) pension plan (“the Plan”) covering substantially all employees. The Plan provides voluntary salary reduction contributions by eligible participants in accordance with Section 401(K) of the U.S. Internal Revenue Code, as well as discretionary matching contributions determined annually by its Board of Directors to employees’ individual pension accounts.

(3)	In accordance with the regulatory requirements in Suzhou and Quanzhou, PRC, Siliconware Technology (Suzhou) Limited and Siliconware Electronics (Fujian) Co., Limited contribute monthly an amount equal to certain percentage of employees’ monthly salaries and wages to the Bureau of Social Insurance. Other than the monthly contributions, Siliconware Technology (Suzhou) Limited and Siliconware Electronics (Fujian) Co., Limited have no further obligations.

(4)	The expenses recognized for the Group’s defined contribution pension plans are $533,905, $552,706 and $731,170 for the years ended December 31, 2015, 2016 and 2017, respectively.

20.	Capital Stock

A.	As of December 31, 2016 and 2017, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of NT$10 (in dollars) per share.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2016 and 2017, the outstanding ADSs amounted to 37,783,392 units and 35,557,636 units, respectively. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

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

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

21.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution from capital reserve of $3,116,361 (NT$ 1.0 dollar per share) had been resolved at the stockholders’ meeting on May 16, 2016 and resolved in the Board of Director’s meeting that July 1, 2016 as the ex-dividend date.

22.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

(1)	Payment of taxes and dues;

(2)	Completing the deficit and losses;

(3)	Set aside 10% for statutory surplus reserve, unless the statutory surplus reserve has reached the total capital;

(4)	Set aside or reverse special reserves;

(5)	Any further remaining amount shall be added to the unallocated surplus from the prior year as shareholder dividend and bonus. The Board of Directors shall draft a proposal to distribute the surplus, which shall be approved at a shareholders’ meeting.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Dividends may be distributed by way of cash dividend and stock dividend. Distribution shall be made preferably by way of cash dividend while cash dividend shall be more than 50% of total dividends to be distributed. The amount is subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved.

C.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

D.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulations, in addition to legal reserve, the Company should set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When debit balance on other equity items is reversed subsequently, the reserved amount could be included in the distributable earnings.

E.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2016 and 2017, the undistributed earnings derived on or after the implementation of the imputation tax system were $10,252,276 and $10,698,848, respectively.

F.	As of December 31, 2016 and 2017, the balances of shareholders’ imputation tax credit account of the Company were $482,903 and $873,827, respectively. The rate of shareholders’ imputation tax credit to undistributed earnings for the 2016 earnings distribution was 10.50%. Effective from 2018, the Integrated Income Tax System will be cancelled under the amendment of Income Tax Law passed in February 2018. Therefore, the Company does not need to calculate the rate of shareholders’ imputation tax credit to undistributed earnings for the earnings distribution as of December 31, 2017. However, the rate is subject to changes based on the balance of shareholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend distribution date.

Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the R.O.C. will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

G.	The appropriations of 2015 and 2016 earnings have been approved at the Shareholders’ meeting on May 16, 2016 and June 28, 2017, respectively. The appropriations and dividends per share were as follows:

	For the Years Ended December 31,
	2015		2016
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$
Provision of Legal reserve	876,226		993,316
Cash dividends	8,725,811	2.80	5,453,632	1.75

H.	As of March 22, 2018, the Company’s Board of Directors has not approved the earnings distribution for 2017.

I.	Since the 2018 Shareholders’ meeting has yet to be held, there is uncertainty on the 2017 earnings distribution. In accordance with IAS 12, the Group accrued additional 10% tax on undistributed earnings in full. Income tax effect on dividend distribution is reversed and adjusted to tax expenses and related income tax payables in the following year when shareholders resolve the earnings distribution plan. As of December 31, 2017, the additional 10% tax payable of $629,353 was recognized in “Other non-current liabilities” on the balance sheet. Potential income tax consequence on dividend distribution adjusts based on the approved earnings distribution by the shareholders’ meeting.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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
Differences in translation - equity method investments
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
Differences in translation - equity method investments
- pretax	—	(908,801)	—
- tax	—	570	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	(177,806)
- tax	—	—	30,227

As of December 31, 2016	1,822,158	(415,249)	(273,510)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2017	1,822,158	(415,249)	(273,510)
Changes in fair value of financial instruments
- pretax	519,549	—	—
- tax	(63,395)	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(54,374)	—	—
- tax	13,734	—	—
Share of other comprehensive income of associates
- pretax	418,944	—	—
- tax	(37,721)	—	—
Differences in translation - equity method investments
- pretax	—	(227,787)	—
- tax	—	111	—
Other comprehensive income/losses reclassified to profit or loss upon disposal of investments accounted for using the equity method
- pretax	—	1,464	—
- tax	—	(305)	—
Remeasurements of post-employment benefit obligations
- pretax	—	—	10,647
- tax	—	—	(1,810)

As of December 31, 2017	2,618,895	(641,766)	(264,673)

24.	Expenses by Nature

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Employee benefit expenses
Salaries and bonuses	15,339,459	16,155,821	15,041,087
Post employment benefits	577,074	655,565	769,153
Directors’ remuneration	112,801	127,111	91,750
Others	2,026,237	2,190,194	2,607,597

	18,055,571	19,128,691	18,509,587

Depreciation and amortization expenses	13,513,985	13,291,190	14,625,299

A.	In accordance with the Company’s Articles of Incorporation, after covering accumulated losses, 10% of the annual profit shall be set aside as employees’ compensation. Additionally, 1% or less of the annual profit shall be set aside as directors’ remuneration. Employees’ compensation is payable, in the form of cash or shares, to the payroll employees of the Company or its domestic or foreign subsidiaries over which the Company has 50% or more of voting power, who work substantially during the fiscal year in which the annual profit is generated.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	For the years ended December 31, 2015, 2016 and 2017, employee compensation was accrued at 10% in the amounts of $1,128,007, $1,271,115 and $917,496, respectively; directors’ remuneration was accrued at 1% in the amounts of $112,801, $127,111 and $91,750, respectively. Both are paid/ payable in the form of cash. In 2015, 2016 and 2017, the employees’ compensation and directors’ remuneration were estimated and accrued based on the annual profits for the years ended December 31, 2015, 2016 and 2017.

25.	Other Income and Expenses

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Loss on damages and claims	(374,613)	(298,778)	(120,744)
Gains on disposal of property, plant and equipment and other assets	31,293	32,615	150,579
Gains on disposal of non-current assets held for sales	—	—	19,402
Impairment loss on property, plant and equipment	(64,996)	(91,247)	(88,231)
Others	152,499	240,404	166,040

	(255,817)	(117,006)	127,046

26.	Other Gains and Losses, Net

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Foreign exchange gain (loss)—net	(77,439)	(104,365)	39,976
Gains on reversal of impairment loss of non-financial assets (Note 11(C))	134,992	—	—

	57,553	(104,365)	39,976

27.	Income Tax

A.	Income taxes recognized in profit or loss for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Current income tax expense
Recognition for the current period	1,741,385	1,356,232	1,188,463
Provision of additional 10% tax on undistributed earnings	906,273	904,395	982,843
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	(1,056,043)	(788,603)	(904,395)
Income tax adjustments for prior years	(39,435)	(6,336)	(6,759)

	1,552,180	1,465,688	1,260,152

Deferred income tax expense
Temporary differences	(186,121)	401,511	265,427

Income tax expense recognized in profit or loss	1,366,059	1,867,199	1,525,579

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Income tax expense calculated at the statutory tax rates applicable to respective countries	2,057,890	2,300,048	1,783,328
Expense disallowed (deductible income) by tax regulation	319,835	113,971	(13,203)
Tax exempt income by tax regulation	(736,103)	(572,372)	(389,163)
Temporary difference not recognized as deferred income tax liabilities	(179,130)	(156,588)	(135,960)
Change in assessment of realization of deferred income tax assets	(1,071)	—	—
Effect from Alternative Minimum Tax	88,944	72,684	32,688
Provision of additional 10% tax on undistributed earnings	906,273	904,395	982,843
Adjustment: over provision from prior years	(1,090,579)	(794,939)	(911,703)
Deferred tax effect of earnings of subsidiaries	—	—	176,749

Income tax expense recognized in profit or loss	1,366,059	1,867,199	1,525,579

The weighted average statutory tax rates applicable to respective countries for the years ended December 31, 2015, 2016 and 2017 were 19.83%, 19.70% and 20.50%, respectively.

Adjustment for over provision from prior years mainly relates to the reversal of additional 10% income tax effect on dividend distribution. Refer to Note 22(I) for more information.

C.	Income taxes recognized in other comprehensive income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Unrealized gain/loss on available-for-sale financial assets	19,610	262,359	(49,661)
Share of other comprehensive income of associates	—	10,981	(37,721)
Exchange difference on translation of foreign financial statements	634	570	(194)
Remeasurements of post-employment benefit obligation	30,572	30,227	(1,810)

	50,816	304,137	(89,386)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	Changes in deferred income tax assets and liabilities for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Year Ended December 31, 2015
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred income tax assets
Temporary differences
Unrealized sales allowance	47,722	(43,330)	—	(40)	4,352
Convertible bonds	95,623	125,131	—	—	220,754
Post-employment benefit obligations	165,371	(2,254)	30,572	—	193,689
Unrealized losses on financial liabilities at fair value through profit or loss	54,610	119,572	—	—	174,182
Others	332,786	(13,352)	634	(991)	319,077

	696,112	185,767	31,206	(1,031)	912,054

Deferred income tax liabilities
Temporary differences
Unrealized gains on available-for-sale financial assets	(282,648)	—	19,610	—	(263,038)
Unrealized gains on property, plant and equipment	(13,567)	(14,828)	—	697	(27,698)
Others	(60,003)	15,182	—	972	(43,849)

	(356,218)	354	19,610	1,669	(334,585)

Net deferred income tax assets	339,894	186,121	50,816	638	577,469

	For the Year Ended December 31, 2016
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred income tax assets
Temporary differences
Unrealized sales allowance	4,352	(1,807)	—	(151)	2,394
Convertible bonds	220,754	11,828	—	—	232,582
Post-employment benefit obligations	193,689	19,610	30,227	—	243,526
Unrealized losses on financial liabilities at fair value through profit or loss	174,182	(174,182)	—	—	—
Others	319,077	(43,697)	570	(1,740)	274,210

	912,054	(188,248)	30,797	(1,891)	752,712

Deferred income tax liabilities
Temporary differences
Unrealized gains on available-for-sale financial assets	(263,038)	(139,835)	262,359	—	(140,514)
Unrealized gains on property, plant and equipment	(27,698)	(39,646)	—	4,828	(62,516)
Others	(43,849)	(33,782)	10,981	5,320	(61,330)

	(334,585)	(213,263)	273,340	10,148	(264,360)

Net deferred income tax assets	577,469	(401,511)	304,137	8,257	488,352

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	For the Year Ended December 31, 2017
	January 1	Profit or Loss	Other Comprehensive Income	Effect of Foreign Currency Exchange Differences	December 31
	NT$	NT$	NT$	NT$	NT$
Deferred income tax assets
Temporary differences
Convertible bonds	232,582	(120,794)	—	—	111,788
Post-employment benefit obligations	243,526	(12,559)	(1,810)	—	229,157
Unrealized losses on inventories	50,380	19,594	—	(231)	69,743
Provisions	70,678	(29,175)	—	—	41,503
Compensated absences payable	69,876	3,469	—	(36)	73,309
Others	85,670	30,536	(26,935)	(38)	89,233

	752,712	(108,929)	(28,745)	(305)	614,733

Deferred income tax liabilities
Temporary differences
Gains from investment for using equity method	—	(176,749)	—	—	(176,749)
Unrealized gains on available-for-sale financial assets	(140,514)	(21,291)	(49,660)	—	(211,465)
Unrealized gains on property, plant and equipment	(62,516)	1,864	—	1,219	(59,433)
Others	(61,330)	39,678	(10,981)	697	(31,936)

	(264,360)	(156,498)	(60,641)	1,916	(479,583)

Net deferred income tax assets	488,352	(265,427)	(89,386)	1,611	135,150

E.	Unrecognized deferred income tax liabilities relating to the taxable temporary differences for investments in foreign subsidiaries are:

	As of December 31,
	2016	2017
	NT$	NT$
Investment in foreign subsidiaries	6,693,787	7,266,412

F.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2007 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period from 2015. The Company selected 2015 as the starting periods of the five-year income tax exemptions will expire in December 2019. As a result of the above tax holiday, the net income was higher by $488,100 ($0.16 dollars per share), $354,353 ($0.11 dollars per share) for the years ended December 31, 2016 and 2017, respectively.

G.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2015.

H.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, the tax rate adopted in subsidiary, Siliconware Technology (Suzhou) Limited and Siliconware Electronics (Fujian) Co., Limited is 25%.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

28.	Earnings Per Share (EPS)

	For the year ended December 31, 2015
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	9,011,463	3,116,361	2.89

Dilutive effect of employee compensation	—	33,769

Diluted earnings per share	9,011,463	3,150,130	2.86

	For the year ended December 31, 2016
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	9,806,937	3,116,361	3.15

Dilutive effect of employee compensation	—	28,643
Dilutive effect of convertible bonds	(779,928)	265,677

Diluted earnings per share	9,027,009	3,410,681	2.65

	For the year ended December 31, 2017
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	7,171,534	3,116,361	2.30

Dilutive effect of employee compensation	—	22,122
Dilutive effect of convertible bonds	(549,203)	275,388

Diluted earnings per share	6,622,331	3,413,871	1.94

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares oustanding to assume conversion of all dilutive potential ordinary shares. The convertible bonds were not included in the calculation of diluted earnings per share for the years ended December 31, 2015 because they were antidilutive.

C.	As employees’ compensation could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year.

29.	Supplemental Cash Flow Information

A.	Investment activities with partial cash payments

	For the years ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Purchase of property, plant and equipment	14,009,988	15,247,544	11,738,083
(Decrease)/ increase in prepayment for equipment	(4,798)	21,754	(32,435)
Decrease/ (increase) in equipment payable, net	(838,740)	89,820	1,252,493
(Increase)/ decrease in notes payable of construction	699,900	—	—
Effect of foreign currency exchange	(10,919)	(63,997)	(25,486)

Cash payment for acquisition of property, plant, and equipment	13,855,431	15,295,121	12,932,655

B.	Reconciliation of liabilities arising from financing activities:

			Non-Cash Charges
	As of January 1, 2017	Cash flows	Foreign exchange movement	Fair Value Changes	Amortization of discount	Amortization of syndicated loans fee	As of December 31, 2017
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Long-term loans (include the current portion)	18,340,747	(2,413,112)	(89,221)	—	—	1,586	15,840,000
Short-term loans	2,741,250	912,080	(230,930)	—	—	—	3,422,400
Convertible bonds (include the current portion)	12,712,651	—	(987,093)	—	289,671	—	12,015,229
Refundable deposits	38,907	21,749	(157)	—	—	—	60,499

Total liabilities from financing activities	33,833,555	(1,479,283)	(1,307,401)	—	289,671	1,586	31,338,128

Financial liability at fair value through profit or loss	773,908	—	—	35,732	—	—	809,640

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Non-cash investing activities:

(1)	As mentioned in Note 10(C), as a result of the merger between ChipMOS Technologies Inc., and ChipMOS Technologies (Bermuda) Ltd., shareholders of ChipMOS Technologies (Bermuda) Ltd. received US$3.71 dollars in cash and 0.9355 share of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS represents 20 new common shares issued by ChipMOS Technologies Inc.

For the year ended December 31, 2016
NT$
Available-for-sale financial assets, non-current
- ADS of ChipMOS Technologies Inc.	655,066
Available-for-sale financial assets, non-current
- ChipMOS Technologies (Bermuda) Ltd. :
Decrease in available-for-sale financial assets, non-current	(748,540)
Other income	(51,923)
Increase in other receivables	145,397

—

(2)	As mentioned in Note 11(C), Interconnect made a capital reduction in December 2015. The 39% interests in AAPM were distributed to the Company as capital return.

For the year ended December 31, 2015
NT$
Acquisition of investments accounted for using the equity method-AAPM	137,011
Disposal of Associate-Interconnect:
Decrease in difference on translation (Show as other equity item)	3,291
Decrease in deferred tax liabilities	674
Decrease in investments accounted for using the equity method	(1,409)
Gains on disposal of investments	(139,567)

—

30.	Operating Leases

The Company leases several parcels of land from the Science Park Administration with expiration dates between December 2023 and December 2034. The Company can renew the leases upon expiration. The Company also entered into lease agreements for its buildings and certain machinery and equipment. Besides, Siliconware Technology (Suzhou) Limited entered into lease agreements for its land use right and certain machinery and equipment. Siliconware Electronics (Fujian) Co., Limited also entered into lease agreements for its land use right. For the years ended December 31, 2015, 2016 and 2017, the Group recognized rental expense amounted to $490,132, $662,839 and $730,047, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

31.	Related Party Transactions

Inter-company transactions and balance on transactions between group companies are eliminated when preparing this consolidated financial statement and are not disclosed in this footnote. The transactions between the Group and other related parties are as follows:

A.	Disposal of Financial Assets

	For the year ended December 31, 2016
	Financial Statement Account	Shares (In Thousands)	Marketable Securities Type and Name	Disposal of the Amount	Gain on Disposal
				NT$	NT$
Associates	Available-for-sale financial assets – non-current	57,810	Hsieh Yong Capital Co., Ltd. (Stock)	376,943	206,943

There is no such transaction in 2017.

B.	On June 30, 2016, the Company’s Board of Directors has adopted resolution to approve the entering into and execution of a “joint share exchange agreement” (the “Agreement”) with Advanced Semiconductor Engineering, Inc. ( the “ASE”) and agrees to establish a new holding company (the “HoldCo”). The collaboration between the parties will result in synergies that can create a competitive advantages and opportunities for the future development and sustained growth of the semiconductor industry by enhancing efficiency and economies of scale as well deeply strengthening research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. The Agreement will be conducted (1) at an exchange ratio of one ASE common share for 0.5 HoldCo common share, and (2) at NT$55 dollars in cash for each of SPIL’s common shares (after earning distribution in 2016, has been adjusted to NT$51.2 dollars), with ASE and SPIL becoming wholly-owned subsidiaries of HoldCo.

C.	The closing of the transaction will be subject to the necessary approvals by relevant domestic and foreign competent authorities. On November 16, 2016, the Taiwan Fair Committee has decided not to prohibit the merger transactions between the ASE and SPIL, and on May 15, 2017, the Company received an official confirmation letter from the US Federal Trade Commission (FTC) stating that the non-public investigation procedure has been closed. On November 24, 2017, the Anti-Monopoly Bureau under the Ministry of Commerce of the PRC (“MOFCOM”) approved the proposed combination on the following four conditions, among others:

1.	HoldCo should maintain the legal personality of ASE and SPIL as independent competitors for a period of 24 months (“Restriction Period”).

2.	During the Restriction Period, HoldCo will only exercise limited shareholder rights. Such limitation includes: other than the right to obtain dividend related and financial information from ASE and SPIL, HoldCo should temporarily cease to exercise its other shareholder’s rights.

3.	During the Restriction Period, ASE and SPIL each covenants to provide services to customers on a non-discriminatory basis, and set service price and related transactional terms according to AML, reasonable commercial consideration and normal business operation.

4.	During the Restriction Period, ASE and SPIL each convents to not limit the customers’ choice of alternative suppliers of semiconductor packaging and testing businesses, and will cooperate with customers for requests related to switching such suppliers, under the circumstance that the customers obey the laws and regulations, and do not involves tort and breaking contracts.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

All the conditions above are subject to further revisions in the official notice that may be published by MOFCOM from time to time. An extraordinary general meeting has been convened on February 12, 2018 and approved the HoldCo to acquire all issued shares of both companies. The issued shares of the Company and ASE shall be delisted on the share exchange record date after all procedures of the Share Exchange Transactions are completed then the HoldCo’s share shall be listed in Taiwan and United States Stock Market Exchange. The Company and ASE will maintain their respective existence, name and the independent operation and business model of their current and future business. The establishment of HoldCo will be completed by the end of April 2018. This timeline, however, is subject to the review progress of competent authorities.

D.	The long stop date of the Agreement (the “Long Stop Date”), which means the expiration of the Agreement, was set at 18 months after the execution date of the Agreement (i.e., December 31, 2017). On December 14, 2017, the Company and ASE entered into a Supplemental Agreement to Joint Share Exchange Agreement to amend the definition of Long Stop Date as October 31, 2018 or a later date otherwise agreed in writing by the Company and ASE.

E.	Personnel compensations to Directors and Managements

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Short-term employee benefits	370,943	443,802	313,922
Post-employment benefits	2,866	65,217	2,991

	373,809	509,019	316,913

32.	Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

	As of December 31,
Assets	2016	2017	Subject of collateral
	NT$	NT$
Time deposits (shown as other current assets - other)	357,400	392,100	Guarantees for customs duties and land leased from Science Park Administration

33.	Commitments and Contingencies

A.	According to the Agreement between the Company and ASE , if any of the events described below occurs during the period from the Execution Date until the Share Exchange Record Date, except the prior written consent of ASE, the Company shall not, nor induce the Company’s subsidiaries to conduct the followings:

(1)	Issue any equity-linked securities (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of the Company’s Foreign Convertible Bonds).

(2)	Except for the repurchase of shares from the shareholders exercising appraisal rights in connection with this Transaction in accordance with laws and regulations and Article 13 hereof or redemption of the Company’s Foreign Convertible Bonds as contractually agreed, directly or indirectly repurchase, individually or through any third party, its issued and outstanding shares or equity-linked securities, decrease capital, resolve for dissolution, or file for restructuring, settlement or bankruptcy.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Except subject to affirmative court judgments, arbitration awards or approvals, orders, administrative decisions or approved conditions/burdens or other requirements imposed by competent authorities (including, but not limited to, the Taiwan Stock Exchange, the Taiwan Fair Trade Commission, the United States Federal Trade Commission, the SEC, and the Antitrust Law Enforcement Authorities of Relevant Countries and Regions), none of the Company or any of its directors, managers, employees, agents or representatives may offer, agree, enter into or sign with any third party any contract, agreement or other arrangements in respect of any following matter: (a) any transaction that may involve a spin-off, a purchase or a sale of shares of non-financial investment nature, or any other transaction of similar nature; (b) a lease of all businesses or an entrustment, a joint operation, or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount less than NT$0.5 billion); or (c) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% owned subsidiaries, any disposal of interest in material assets or businesses of 100% owned subsidiaries, or exclusive licensing of all or material patents or technologies of 100% owned subsidiaries, provided.

However, if the Company receives a Superior Proposal from a third party the conditions of which are more favorable than those of this Transaction that cannot complete the Share Exchange under this Agreement due to its acceptance of a Superior Proposal as set forth above, the Company shall pay to ASE the amount of NT$17 billion as a termination fee for the Transaction.

B.	For the needs of future operation expansion, the Group entered into several significant agreements amounting to $1,454,580, of which $144,908 remained unpaid as of December 31, 2017.

C.	Future minimum lease payments under the non-cancellable operating leases are as follows:

As of December 31, 2017
NT$
Within 1 year	143,573
1-5 year(s)	298,888
Over 5 years	657,830

1,100,291

34.	Significant Event After the Reporting Period

A.	The Company convened an extraordinary general meeting on February 12, 2018 to resolve the Joint Share Exchange Agreement, Supplemental Agreement to Joint Share Exchange Agreement and the transaction completed by the Joint Share Exchange Agreement with Advanced Semiconductor Engineering, Inc. On the same day, the Board of Directors resolved April 30, 2018 as the effective date of the Share Exchange Transactions and the delisting date of the Company’s shares.

B.	In order to participate in the prime period of growth for the mainland China semiconductor market, the Company forms a strategic alliance to expand the China market, and will use the proceeds of disposal on the investment of Taiwan headquarter. On November 24, 2017 SPIL (Cayman) Holding Limited, a subsidiary of SPIL, entered into an agreement with Tsinghua Unigroup Ltd. to dispose 30% shares of Siliconware Technology (Suzhou) Ltd. to Tsinghua Unigroup Ltd. The transaction was completed in February 2018 with total transaction amount of $4,675,542 (RMB 1,026,000 thousand). Since the transaction did not cease the control over Siliconware Technology (Suzhou) Ltd., the above transaction was accounted as an equity transaction.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Under the amendment Income Tax Law passed in February 2018, effective from 2018, the corporate income tax rate has been adjusted from 17% to 20% and the undistributed earnings rate has been adjusted from 10% to 5%. There is no significant impact on the 2017 consolidated financial statements.

35.	Financial Risk Management

The Group’s activities expose it to a variety of financial risk: market risk (including currency risk, price risk, and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

	As of December 31, 2016
(Foreign currencies: functional currencies)			Sensitivity analysis
	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	800,272	32.200	1%	257,688
USD:RMB	17,786	6.9370	1%	5,727
Nonmonetary assets
USD:NTD	21,951	32.200	N/A	N/A
Investments accounted for using the equity method
USD:NTD	559	32.250	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	596,659	32.300	1%	192,721
USD:RMB	113,280	6.9370	1%	36,589
JPY:NTD	3,838,753	0.2776	1%	10,656
JPY:RMB	596,668	0.0596	1%	1,656

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2017
(Foreign currencies: functional currencies)			Sensitivity analysis
	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	588,521	29.710	1%	174,850
USD:RMB	43,141	6.5342	1%	12,817
Financial Liabilities
Monetary liabilities
USD:NTD	550,842	29.810	1%	164,206
USD:RMB	158,166	6.5342	1%	47,149
JPY:NTD	2,912,882	0.2662	1%	7,754
JPY:RMB	1,013,068	0.0579	1%	2,697

Note: Currency risk does not arise from financial instruments that are nonmonetary items and thus are not subject to sensitivity analysis.

(2)	Price risk

Pursuant to strategic investments objective, the Group exposed to equity securities price risk in public market because of investments held by the Group are classified as available-for-sale financial assets. To manage the market price risk, the Group monitors the future development of the investees and the market trend. Most investees of the Company are in electronic industry, of which ChipMOS Technologies Inc. is traded publicly in the market. ChipMOS Technologies Inc.’s shares are listed on Taiwan Stock Exchange and the ADS of ChipMOS Technologies Inc. are listed on NASDAQ. For other equity investees that are not traded in public market, the Group implements suitable techniques to perform the assessments. As of December 31, 2016 and 2017, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $352,579 and $413,521, respectively.

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, interest bearing time deposits, and borrowings. Mostly, residual cash will be held as deposit. For the fixed rate of time deposits, the change of interest rate will have no impact on future cash flow. As of December 31, 2016 and 2017, the Group held financial assets with cash flow interest rate risk of $6,092 and $0, respectively, and financial liabilities with cash flow interest rate risk of $21,083,583 and $19,262,400, respectively. For the years ended December 31, 2016 and 2017, if the interest rate had been increased/ decreased by 10 points (0.1%), income before income tax for the period would have been decreased by $21,077 and increased by $19,262 lower / higher, respectively.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable, refundable deposits and etc.

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(2)	For risks from accounts and notes receivable, the Group assesses customers’ credit quality through internal risk assessment, taking into account of their current financial conditions and past transaction experiences. After the assessment, management does not expect significant losses from non-performance by these counterparties.

(3)	Aging analysis of accounts receivables that were past due is as follows:

	As of December 31, 2016
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	933,715	—	933,715
91-180 days	54,947	—	54,947
Over 180 days	5,401	1,695	3,706

	994,063	1,695	992,368

	As of December 31, 2017
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	1,322,342	—	1,322,342
91-180 days	15,165	10,238	4,927
Over 180 days	3,561	1,695	1,866

	1,341,068	11,933	1,329,135

Note: As of December 31, 2016 and 2017, no impairment loss incurred on accounts receivables that are not past due.

(4)	As of December 31, 2016 and 2017, the Group’s ten largest customers accounted for 65% and 67% of accounts receivables, respectively. The Group considers the concentration of credit risk for the remaining accounts receivable is immaterial.

C.	Liquidity risk

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual terms (including principals and interests payments), which is presented on an undiscounted basis:

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

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2017
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	3,454,355	—	—	—	3,454,355
Accounts Payable	7,456,974	—	—	—	7,456,974
Other Payables	10,082,704	—	—	—	10,082,704
Other Current Liabilities-Others	133,212	—	—	—	133,212
Convertible Bonds (include the current portion)	—	12,533,316	—	—	12,533,316
Long-term Loans (include the current portion)	3,363,170	6,462,779	3,889,463	2,513,314	16,228,726
Other Non-Current Liabilities	—	5,052	208	1,228	6,488

	24,490,415	19,001,147	3,889,671	2,514,542	49,895,775

36.	Capital Risk Management

A.	The capital includes common share, capital reserve, legal reserve, and other equity items. The Group’s objectives in managing capital are to maintain sufficient capital to expand production capacity and equipment, and ensure the Group has sufficient and necessary financial resources to deal with operating capital demand, capital expenditure, research and development expenditure, dividend expenditure, loan repayment, and other operating demand.

B.	Except for those mentioned in Note 18, the Company does not have to follow any restrictions of outside capital.

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

As of December 31, 2016 and 2017, the book value and fair value of the convertible bonds (include the current portion) are as follow:

	Carrying Amount	Fair Value (Level 3)
	NT$	NT$
December 31, 2016	12,712,651	12,841,188

December 31, 2017	12,015,229	12,007,468

The fair value was determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for the asset or liability that are not based on observable market data.

C.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of December 31, 2016
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	3,615,658	178,176	—

Financial liability at fair value through profit or loss	—	—	773,908

	As of December 31, 2017
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	4,135,207	—	—

Financial liability at fair value through profit or loss	—	—	809,640

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximize the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used for unlisted available-for-sale securities is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

A.	Quoted market prices or dealer quotes for similar instruments;

B.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(2)	There were no transfers between Level 1 and 2 for the years ended December 31, 2016 and 2017.

(3)	The fair value measurements for the Company’s derivative instruments are carried out on the basis of a binomial model, with measurement on a quarterly basis. In the course of the valuation process, the required market data are collected and the non-observable parameters are examined and updated as required on the basis of internally available current information. In particular, the premises of the enterprise value of the Company’s derivative instruments, as well as any significant changes in the input parameters and their respective effects on the value of the option, are reported to management on a quarterly basis.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(4)	Parameters with a significant influence on the measurement of the option are the value of the Company’s derivative instruments as determined with the use of a discounted cash flow method and the expected volatility of that value. The approach for volatility estimation was changed to a direct analysis of the historical volatility. The higher the volatility, the fair value of the Company’s derivative instrument will be higher. The volatility as of December 31, 2016 and 2017 is 26.83% and 9.72%, respectively.

(5)	Reconciliation of Level 3 fair value measurements of financial liabilities

	2015	2016	2017
	NT$	NT$	NT$
As of January 1	1,095,552	1,798,920	773,908
Losses (Gains) recognized in profit or loss	703,368	(1,025,012)	35,732

As of December 31	1,798,920	773,908	809,640

The total gains or losses for the years ended December 31, 2015, 2016 and 2017 included loss of $703,368, gain of $1,025,012 and loss of $35,732, respectively, relating to the financial liabilities at fair value on Level 3 fair value measurement and held at balance sheet date.

(6)	The Company has carefully assessed the valuation models and assumptions used to measure fair value. However, using different valuation models or assumptions may result in difference in fair value measurement. For financial assets and liabilities categorized within Level 3, a 10% increase in the value of stock market price would lead to a decrease in income before tax by $662,796 and $1,172,129 for the years ended December 31, 2016 and 2017, respectively. On the other hand, a 10% decrease in the value of the stock market price would increase income before tax by $549,100 and $808,447 for the years ended December 31, 2016 and 2017, respectively. A 5% increase in the expected volatility of the value of the derivative instrument would lead to a decrease in income before tax by $258,400 and $184,822 for the years ended December 31, 2016 and 2017, respectively. A 5% decrease in the expected volatility of the value of derivative instrument would increase income before tax by $276,488 and $106,124, for the years ended December 31, 2016 and 2017, respectively.

38.	Segment Information

The Group’s packaging and testing services are provided in Taiwan and China. The chief operating decision maker determines the group’s performance based on the geographic perspective. The nature of services, production process, type of customers and service delivery model at these two geographical locations are similar. While the chief operating decision maker receives separate reports for each location, these two operating segments have been aggregated into one reportable segment as they have similar long-term average gross margins and have similar economic characteristics. As a result, the Group discloses a single reporting segment. The Group uses the income from operations as the measurement for segment profit and the basis of performance assessment which is consistent with the basis of preparation of the financial statements.

A.	Breakdown of the revenue from different products and services:

	For the Years Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$
Packaging	72,752,428	74,315,486	70,851,943
Testing	9,551,025	10,227,996	11,983,667
Others	536,469	568,431	718,775

	82,839,922	85,111,913	83,554,385

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Operations in different geographic areas:

Revenues are summarized by the areas where our customers’ group headquarters locate. In prior years, this information was summarized based on the location of customers’ regional headquarters. Non-current assets, including equity method investment, property, plant and equipment, refundable deposits, and other assets, but not including financial instruments and deferred income tax assets, are categorized by their locations.

	For the Years Ended December 31,
	2015		2016		2017
	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets	Revenues	Noncurrent Assets
	NT$	NT$	NT$	NT$	NT$	NT$
United States	30,076,050	1,553	33,624,139	1,728	32,018,540	1,739
China	21,318,660	8,068,694	22,724,680	9,014,191	24,778,540	11,803,140
Taiwan	18,106,693	59,606,745	19,683,484	59,371,230	15,494,157	54,572,997
Europe	8,470,707	—	6,794,827	—	8,315,142	—
Others	4,867,812	122,748	2,284,783	18,019	2,948,006	—

	82,839,922	67,799,740	85,111,913	68,405,168	83,554,385	66,377,876

C.	Major Customers:

In 2015, 2016 and 2017, operating revenues of $15,096,281, $15,979,382 and $17,091,540 were from customer A, respectively, and the operating revenues of $10,053,063, $11,794,072 and $8,405,084 were from customer B, respectively.

39.	Valuation and Qualifying Account

Description	Balance at beginning of period	Additions Charged to Expense	Deductions Write-offs	Exchange difference on translation of foreign financial statement	Balance at end of period
	NT$	NT$	NT$	NT$	NT$
For the year ended 2015
Allowance for doubtful accounts	1,695	—	—	—	1,695
Allowance for sales discounts	275,705	152,224	413,668	(205)	14,056
Allowance for loss on obsolescence and decline in market value of inventory	143,348	20,480	—	(772)	163,056
Allowance for loss on idle assets	93,361	64,996	45,220	(580)	112,557
For the year ended 2016
Allowance for doubtful accounts	1,695	—	—	—	1,695
Allowance for sales discounts	14,056	—	11,050	—	3,006
Allowance for loss on obsolescence and decline in market value of inventory	163,056	112,374	—	(3,978)	271,452
Allowance for loss on idle assets	112,557	91,247	76,822	(1,623)	125,359
For the year ended 2017
Allowance for doubtful accounts	1,695	11,911	1,673	—	11,933
Allowance for sales discounts	3,006	—	3,006	—	—
Allowance for loss on obsolescence and decline in market value of inventory	271,452	69,869	—	(935)	340,386
Allowance for loss on idle assets	125,359	88,231	97,961	(489)	115,140